Form 20-F
period 2008-03-31
MIZUHO FINANCIAL GROUP INC
filed 2008-09-04
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2008

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

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of Principal Executive Offices)

Mamoru Kishida, +81-3-5224-1111, +81-3-5224-1059, address is same as above

(Name, Telephone, Facsimile number and Address of Company Contact Person)

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

At March 31, 2008, the following shares of capital stock were outstanding: (1) 11,396,255 shares of common stock (including 4,586 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method affiliates as treasury stock), (2) 943,740 shares of eleventh series class XI preferred stock, and (3) 36,690 shares of thirteenth series class XIII preferred stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

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

This annual report contains forward-looking statements regarding the intent, belief or current expectations of our management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Potential risks and uncertainties include, without limitation, the following:

•	incurrence of significant credit-related costs;

•	declines in the value of our securities portfolio, including as a result of the impact of the dislocation in global financial markets stemming from U.S. subprime loan issues;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	revised assumptions or other changes related to our pension plans;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	the effectiveness of our operational, legal and other risk management policies;

•	our ability to avoid reputational harm; and

•	the effect of changes in general economic conditions in Japan.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2006, 2007 and 2008 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this annual report.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2006, 2007 and 2008 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2006	2007	2008
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest and dividend income	¥1,957,907	¥2,639,307	¥3,110,260
Interest expense	944,895	1,571,389	1,911,522

Net interest income	1,013,012	1,067,918	1,198,738
Provision (credit) for loan losses	(157,666)	182,115	(57,766)

Net interest income after provision (credit) for loan losses	1,170,678	885,803	1,256,504
Noninterest income	995,156	1,195,948	1,094,943
Noninterest expenses	1,454,304	1,294,648	1,450,653
Income before income tax expense (benefit)	711,530	787,103	900,794
Income tax expense (benefit)	(374,142)	163,221	672,176

Net income	¥1,085,672	¥623,882	¥228,618

Net income attributable to common shareholders	1,047,719	600,408	208,643
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥93,778.71	¥51,725.68	¥18,174.55
Diluted earnings per common share—net income attributable to common shareholders	¥82,748.82	¥48,709.38	¥16,768.67
Number of shares used to calculate basic earnings per common share (in thousands)	11,172	11,608	11,480
Number of shares used to calculate diluted earnings per common share (in thousands)	12,889	12,714	13,568
Cash dividends per share declared during the fiscal year:
Common stock	¥3,500	¥4,000	¥7,000
	$29.79	$34.03	$70.11
Second series class II preferred stock	¥8,200	—	—
	$69.80	—	—
Third series class III preferred stock	¥14,000	—	—
	$119.17	—	—
Fourth series class IV preferred stock	¥47,600	¥47,600	—
	$405.18	$404.90	—
Sixth series class VI preferred stock	¥42,000	¥42,000	—
	$357.51	$357.26	—
Seventh series class VII preferred stock	¥11,000	—	—
	$93.63	—	—
Eighth series class VIII preferred stock	¥8,000	—	—
	$68.10	—	—
Tenth series class X preferred stock	¥5,380	—	—
	$45.80	—	—
Eleventh series class XI preferred stock	¥20,000	¥20,000	¥20,000
	$170.24	$170.13	$200.30
Thirteenth series class XIII preferred stock	¥30,000	¥30,000	¥30,000
	$255.36	$255.19	$300.45

	As of and for the fiscal years ended March 31,
	2006	2007	2008
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥145,522,392	¥147,381,279	¥151,317,756
Loans, net of allowance	67,898,640	68,236,720	67,572,004
Total liabilities	140,880,392	142,376,976	147,749,599
Deposits	82,703,690	83,751,304	86,429,065
Long-term debt	5,384,991	7,073,936	7,618,910
Common stock	3,547,726	3,532,492	3,437,420
Shareholders’ equity	4,345,714	4,662,700	3,268,800
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.74%	0.42%	0.14%
Net income attributable to common shareholders as a percentage of average shareholders’ equity	27.40%	14.69%	5.20%
Dividends per common share as a percentage of basic earnings per common share	4.27%	13.53%	55.02%
Average shareholders’ equity as a percentage of total average assets	2.71%	2.87%	2.73%
Net interest income as a percentage of total average interest-earning assets	0.77%	0.79%	0.86%

Note:	Yen amounts for cash dividends per share for the fiscal years ended March 31, 2006, 2007 and 2008 are expressed in U.S. dollars at the rate of ¥117.48 = $1.00, ¥117.56 = $1.00 and ¥99.85 = $1.00, respectively. These rates are the noon buying rates on March 31, 2006, 2007 and 2008 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2004	2005	2006	2007	2008
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,622,704	¥1,584,415	¥1,935,048	¥2,562,642	¥2,864,796
Interest expense	437,703	477,983	872,403	1,472,378	1,801,156

Net interest income	1,185,001	1,106,432	1,062,645	1,090,264	1,063,639
Fiduciary income	62,064	63,253	78,843	66,958	64,355
Net fee and commission income	426,614	472,628	555,935	551,124	494,526
Net trading income	231,804	165,059	204,941	261,544	56,149
Net other operating income (expenses)	206,861	185,724	100,073	147,507	(17,737)
General and administrative expenses	1,125,905	1,091,348	1,095,243	1,091,602	1,124,527
Other income	503,872	735,297	502,212	522,816	579,737
Other expenses	609,073	693,989	429,265	573,714	630,079

Income (loss) before income taxes and minority interests	881,240	943,059	980,142	974,898	486,062
Income taxes:
Current	28,055	19,817	64,038	43,267	32,212
Deferred	387,855	235,227	185,035	223,699	118,546
Minority interests in net income (loss)	58,347	60,630	81,164	86,965	24,079

Net income (loss)	¥406,982	¥627,383	¥649,903	¥620,965	¥311,224

Net income (loss) per share:
Basic	¥36,153.27	¥54,625.61	¥55,157.14	¥51,474.49	¥25,370.25
Diluted	18,754.94	37,719.13	46,234.51	48,803.07	24,640.00
Cash dividends per share declared during the fiscal year(1):
Common stock	¥—	¥3,000	¥3,500	¥4,000	¥7,000
	$—	$27.98	$29.79	$34.03	$70.11
First series class I preferred stock	¥22,500	¥22,500	—	—	—
	$215.97	$209.85	—	—	—
Second series class II preferred stock	¥8,200	¥8,200	¥8,200	—	—
	$78.71	$76.48	$69.80	—	—
Third series class III preferred stock	¥14,000	¥14,000	¥14,000	—	—
	$134.38	$130.57	$119.17	—	—
Fourth series class IV preferred stock	¥47,600	¥47,600	¥47,600	¥47,600	—
	$456.90	$443.95	$405.18	$404.90	—
Sixth series class VI preferred stock	¥42,000	¥42,000	¥42,000	¥42,000	—
	$403.15	$391.72	$357.51	$357.26	—
Seventh series class VII preferred stock	¥11,000	¥11,000	¥11,000	—	—
	$105.59	$102.59	$93.63	—	—

	As of and for the fiscal years ended March 31,
	2004	2005	2006	2007	2008
	(in millions of yen, except per share data and percentages)
Eighth series class VIII preferred stock	¥8,000	¥8,000	¥8,000	—	—
	$76.79	$74.61	$68.10	—	—
Ninth series class IX preferred stock	¥17,500	¥17,500	¥—	—	—
	$167.98	$163.22	$—	—	—
Tenth series class X preferred stock	¥5,380	¥5,380	¥5,380	—	—
	$51.64	$50.18	$45.80	—	—
Eleventh series class XI preferred stock	¥165	¥20,000	¥20,000	¥20,000	¥20,000
	$1.58	$186.53	$170.24	$170.13	$200.30
Twelfth series class XI preferred stock	¥21	¥2,500	¥—	—	—
	$0.20	$23.32	$—	—	—
Thirteenth series class XIII preferred stock	¥247	¥30,000	¥30,000	¥30,000	¥30,000
	$2.37	$279.80	$255.36	$255.19	$300.45
Balance sheet data:
Total assets	¥137,750,091	¥143,076,236	¥149,612,794	¥149,880,031	¥154,412,105
Loans and bills discounted(2)	66,205,868	62,917,336	65,408,672	65,964,301	65,608,705
Securities	32,071,624	36,047,035	37,702,957	36,049,983	33,958,537
Deposits	77,487,475	80,368,058	82,367,125	83,608,304	86,264,041
Shareholders’ equity	3,644,396	3,905,726	4,804,993	—	—
Net assets(3)	—	—	—	6,724,408	5,694,159
Risk-adjusted capital data(4):
Tier 1 capital	¥3,941,146	¥4,172,047	¥4,555,947	¥4,933,561	¥4,880,188
Total qualifying capital	7,770,077	8,020,233	8,993,255	8,841,383	7,708,341
Total risk adjusted assets	68,424,191	67,324,998	77,534,548	70,795,493	65,872,866
Tier 1 capital ratio	5.75%	6.19%	5.87%	6.96%	7.40%
Capital adequacy ratio	11.35%	11.91%	11.59%	12.48%	11.70%

Notes:

(1)	Yen amounts are expressed in U.S. dollars at the rate of ¥104.18 = $1.00, ¥107.22 = $1.00, ¥117.48 = $1.00, ¥117.56 = $1.00 and ¥99.85 = $1.00 for the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Bills discounted refers to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(3)	On December 9, 2005, the Accounting Standards Board of Japan issued a new accounting standard for presentation of net assets in the balance sheet, which is effective for fiscal years ending on or after May 1, 2006. Under the new accounting standard, the line item previously presented as “shareholders’ equity” is now presented as “net assets,” and the line items “minority interests” and “net deferred gains or losses on hedges (after tax)” are now presented as components of net assets. Accordingly, the presentations of net assets in the balance sheets as of March 31, 2007 and 2008 are not directly comparable to shareholders’ equity for prior periods.

(4)	Risk-adjusted capital data for the fiscal years ended March 31, 2007 and 2008 are calculated under Basel II basis while those through the fiscal year ended March 31, 2006 are calculated under Basel I basis. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Fiscal years ended March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009 (through September 3)	110.48	100.87	106.86	108.18

Calendar year 2008
March	103.99	96.88	—	—
April	104.56	100.87	—	—
May	105.52	103.01	—	—
June	108.29	104.41	—	—
July	108.19	104.64	—	—
August	110.48	107.59	—	—
September (through September 3)	108.85	108.18	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods.

The noon buying rate as of September 3, 2008 was ¥108.18 = $1.00.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as the other information in this annual report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and “Selected Statistical Data.”

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

We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the construction and real estate, banks and other financial institutions, and wholesale and retail industries is relatively high. We manage our loan portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and loan concentrations in particular industries or corporate groups, and we also regularly assess the value of collateral and guarantees. However, depending on trends in the domestic and global economic environment, the business environment in particular industries and other factors, the amount of our problem loans could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. There can be no assurance that credit-related and other costs will not increase in the future.

Our equity investment portfolio exposes us to market risks that could adversely affect our financial condition and results of operations.

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. In recent years, we sold a portion of such investments, and we may make further sales in the future. However, significant declines in Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities which could have a material adverse effect on our financial condition and results of operations. In addition, 45% of net unrealized gains on such investments, based on Japanese GAAP, is included within capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios.

Changes in interest rates could adversely affect our financial condition and results of operations.

We hold a significant amount of bonds, consisting mostly of Japanese government bonds, and other instruments primarily for the purpose of investment. As a result of such holdings, an increase in interest rates, primarily yen interest rates, could lead to unrealized losses of bonds or losses from sales of bonds. In addition, mainly due to differences in maturities between financial assets and liabilities, changes in interest rates could have an adverse affect on our average interest rate spread. We manage interest rate risk under our risk management policies, which provide for adjustments in the composition of our bond portfolio and the utilization of derivatives and other hedging methods to reduce our exposure to interest rate risk. However, in the event of a significant increase in interest rates, including as a result of a change in Japanese monetary policy and market trends, our financial condition and results of operations could be materially and adversely affected.

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

We may incur further losses relating to decreases in the market liquidity of assets that we hold.

The market liquidity of the various marketable assets that we hold may decrease significantly due to turmoil in financial markets and other factors, and the value of such assets could decline as a result. In the fiscal year ended March 31, 2008, we incurred significant losses related to declines in the value of our investments in securitization products and other assets as a result of significant decrease in the market liquidity amidst the dislocation in global financial markets stemming from U.S. subprime loan issues. See “Item 5. Operating and Financial Review and Prospects—Overview—Business Trends.” If the market liquidity of our assets decreases significantly in the future, including as a result of the dislocation in global financial markets mentioned above, our financial condition and results of operations could be materially and adversely affected.

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

Failure to maintain capital adequacy ratios above minimum required levels, as a result of the materialization of risks or regulatory changes, could result in restrictions on our business activities.

We endeavor to maintain sufficient levels of capital adequacy ratios, which are calculated pursuant to standards set forth by Japan’s Financial Services Agency and based on Japanese GAAP, taking into account our plans for investments in risk assets, the efficiency of our capital structure and other factors. However, our capital adequacy ratios could decline in the future, including as a result of the materialization of any of the risks enumerated in these “Risk Factors” and changes to the methods we use to calculate capital adequacy ratios.

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, our capital adequacy ratios could decline.

If the capital adequacy ratios of us and our banking subsidiaries fall below specified levels, the Financial Services Agency could require us to take corrective actions, including, depending on the level of deficiency, submission of an improvement plan that would strengthen our capital base, a reduction of our total assets or a suspension of a portion of our business operations.

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

•

a reduction in the size and liquidity of the debt markets due for example to the decline in the domestic and global economy, concerns regarding the financial system or turmoil in financial markets and other factors.

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

Our business and employees in Japan are subject to various laws and regulations, including those applicable to financial institutions as well as general laws applicable to our business activities, and we are under the regulatory oversight of the Financial Services Agency. Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations, but they may not be effective in preventing all future violations. For example, in October 2007, Mizuho Securities received a business improvement order from the Financial Services Agency relating to the receipt of non-public information from its parent bank and the use of such information for customer solicitation. In addition, there have recently been some cases in which other Japanese financial institutions have been the subject of regulatory actions in areas such as financial products sales and anti-money laundering practices. Future violations of laws and regulations could result in regulatory action and harm our reputation, and our business, financial condition and results of operations could be materially and adversely affected.

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

Our failure to establish, maintain and apply adequate internal controls over financial reporting could negatively impact investor confidence in the reliability of our financial statements.

As a New York Stock Exchange-listed company and an SEC registrant, we have developed disclosure controls and procedures and internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC promulgated pursuant thereto. Our management reports on, and our independent registered public accounting firm attests to, the effectiveness of our internal controls over financial reporting, as required, beginning with our annual report on Form 20-F for the fiscal year ended March 31, 2008. In addition, our management is required to report on our internal control over financial reporting, and our independent registered public accounting firm is required to provide its opinion concerning the report of our management, in accordance with the Financial Instruments and Exchange Law of Japan beginning with the annual securities report for the fiscal year ending March 31, 2009. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to address them in a timely manner or at all. Furthermore, even if our management concludes that our internal control over financial reporting are effective, our independent registered public accounting firm may still be unable to issue a report that concludes that our internal control over financial reporting are effective. In either case, we may lose investor confidence in the reliability of our financial statements, which in turn could negatively impact the price of our securities.

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.

We devote significant resources to strengthening our risk management policies and procedures. Despite this, and particularly in light of the rapid evolution of our operations, our policies and procedures designed to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risks are based upon our use of observed historical market behavior. As a result, these methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate. If our risk management policies and procedures do not function effectively, our financial condition and results of operations could be materially and adversely affected.

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors to avoid doing business with us or investing in our securities.

U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which includes Iran, Cuba, North Korea, Sudan and Syria, and we maintain policies and procedures to comply with U.S. law. Our non-U.S. offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts and interbank money market transactions. In addition, we maintain a representative office in Iran and provide project financing to entities in Iran. We also provide extensions of credit to, and maintain correspondent banking accounts for and with, a number of Iranian banks that the U.S. Office of Foreign Assets Control identifies as “specially designated nationals.” We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.

We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other Designated Countries. It is possible that such initiatives may result in our being unable to retain or acquire entities that are subject to such prohibitions as customers or investors in our securities. In addition, depending on socio-political developments, our reputation may suffer due to our association with the Designated Countries. The above circumstances could have a significant adverse effect on our business or the price of our securities.

We may be adversely affected if economic or market conditions in Japan or elsewhere deteriorate.

We conduct business operations in Japan as well as overseas, including in the United States, Europe and Asia. If general economic conditions in Japan or other regions were to deteriorate or if the financial markets become subject to turmoil, we could experience weakness in our business, as well as deterioration in the quality of our assets. For example, in the fiscal year ended March 31, 2008, we incurred significant losses related to declines in the value of our investments in securitization products and other assets as a result of the impact of the dislocation in global financial markets stemming from U.S. subprime loan issues. Future deterioration in general economic conditions or financial market turmoil, including as a result of the dislocation in global financial markets mentioned above, could adversely affect our financial condition and results of operations.

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

Ongoing deregulation in Japan has significantly lowered the barriers to entry with respect to the provision of banking, securities, trust and other financial services. While such deregulation has the effect of increasing our own business opportunities, it also allows other major financial groups, foreign financial institutions, non-bank finance companies, government-affiliated entities such as Japan Post Bank and other financial services providers to enter into new business areas or expand existing businesses. As a result, competition in the financial services industry has been intensifying in recent years and could intensify further in the future. If we are unable to respond effectively to current or future competition, our business, financial condition and results of operations could be adversely affected.

Our business could be significantly disrupted due to natural disasters, accidents or other causes.

Our headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes and typhoons as well as from acts of terrorism and other criminal acts. Japan has historically been prone to major earthquakes. Our business, financial condition and results of operations could be adversely affected if our recovery efforts, including our implementation of contingency plans that we have developed such as establishing back-up offices, are not effective in preventing significant disruptions to our business operations caused by natural disasters and criminal acts.

Negative rumors about us could have an adverse effect on us.

Our business depends on maintaining the trust of depositors and other customers and market participants. Negative rumors about us, spread through media coverage, communications between market participants, Internet postings or otherwise, could lead to our customers and market participants believing factually incorrect information about us and harm our reputation. In the event we are unable to dispel such rumors or otherwise restore our reputation, our business, financial condition and results of operations could be materially and adversely affected.

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

In the fiscal year ended March 31, 2006, we realigned our entire business operations into a Global Corporate Group, Global Retail Group and Global Asset and Wealth Management Group. In October 2005, in connection with this realignment, we established Mizuho Private Wealth Management Co., Ltd., a private banking subsidiary, and converted Mizuho Holdings on October 1, 2005 from an intermediate holding company into Mizuho Financial Strategy Co., Ltd., an advisory company that provides advisory services to financial institutions.

In April 2008, Mizuho Securities and Shinko Securities Co., Ltd. signed a new Basic Agreement for Merger. The effective date of the merger is targeted at May 2009, subject to approval from the general shareholders meetings and the relevant authorities. We determined it necessary to restructure our securities business to enable us to offer competitive cutting-edge financial services on a global basis and believe that the merger will integrate the strengths of the two companies.

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

In October 2005, UC Card Co., Ltd., our credit card subsidiary, conducted a corporate split to separate its credit card issuance business from its merchant acquisition and processing businesses. Following the corporate split, we sold the credit card issuance business to Credit Saison Co., Ltd. for ¥27.5 billion in connection with our alliance with Credit Saison relating to the credit card business. In January and December 2007, Mizuho Bank purchased 4,683,700 shares and 7,500,000 shares, respectively, of common stock of Credit Saison, resulting in Mizuho Bank and Mizuho Corporate Bank together owning 9.51% of the total outstanding shares of common stock of Credit Saison as of March 31, 2008 in furtherance of our aim to promote our alliance with Credit Saison.

Other Information

Our registered address is 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8333, Japan, and our telephone number is 81-3-5224-1111.

4.B. Business Overview

General

We offer a variety of financial services, including banking, securities, trust and asset management services.

We align our businesses into the following three Global Groups based on our customers’ needs: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The following summarizes the business activities of each of our three Global Groups:

•

The Global Corporate Group provides sophisticated banking and securities products and services that meet the various needs of large corporations and other customers in and outside of Japan, utilizing our comprehensive financial expertise.

•

The Global Retail Group provides a wide range of financial products and services, including those provided through collaborations with our group companies, that meet the diverse needs of individuals, SMEs and middle-market corporations in Japan.

•	The Global Asset & Wealth Management Group provides trust, asset management and private banking products and services that meet the diversified and sophisticated needs of our customers.

During the three fiscal years beginning from April 2005, we implemented our business strategy called the “Channel to Discovery” Plan under which, in addition to efforts to strengthen our profitability, we have developed a solid internal control system. We also reinforced our corporate branding strategy by actively conveying our brand slogan, “Channel to Discovery,” aiming to be “a financial partner that helps customers shape their future and achieve their dreams.” Meanwhile, from the viewpoint of corporate social responsibility, or CSR, we promoted support of financial education and environmental conservation. Regarding our support of financial education, we sponsored academic courses in universities and engaged in joint research program regarding financial education in schools. Regarding environmental conservation, we engaged in loans to environmental businesses such as wind power generation and re-adopted a revised version of the Equator Principles relating to project financing. In addition, we promoted conversion of branches of Mizuho Bank to barrier-free layouts in an effort to become more easily accessible for everyone.

We further strive to enhance our profitability through the continued pursuit by our three Global Groups of business strategies that leverage their respective strengths and through the strengthening of collaboration between the three Global Groups to provide high-quality financial products and services to our customers.

In addition, we make further efforts to win the trust of our customers in and outside of Japan through our solid system of internal controls, including a strong compliance structure and sophisticated risk management structure, and the promotion of our branding strategy and CSR activities.

Group Operations

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank provides various sophisticated financial products and services to large Japanese corporations such as corporations listed on Japanese stock exchanges and their affiliates, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. We meet the needs of our customers by utilizing our strengths such as our broad customer base, comprehensive financial expertise and office network which covers major cities in and outside Japan. As of March 31, 2008, customers of Mizuho Corporate Bank and our other group companies included approximately 70% of all companies listed on the Tokyo, Osaka and Nagoya stock exchanges.

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

The units serve as our contact points with our customers such as large corporations, financial institutions and public sector entities in and outside Japan.

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

We provide Japanese public sector entities with various financing alternatives such as syndicated loans and securitization transactions as well as advisory services related to managerial issues arising from, among others, regional administrative and fiscal reform and reforms related to public sector entities.

Regarding our bond-related businesses, we support our customers’ financing needs by underwriting bonds issued by public sector entities and working as the commissioned bank or fiscal agent for bonds issued by corporations, financial institutions and public sector entities.

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

We are currently strengthening our international network by establishing new branches and offices or through the utilization of alliances with or investments in foreign financial institutions mainly to help enhance our medium-term profitability and strengthen our capability to support Japanese customers. For example, we opened a branch in Milan, Italy in April 2007, a representative office of our New York Branch in Mexico in May 2007, a branch in Dubai in June 2007 and a branch in Taichung, Taiwan in April 2008. We established Mizuho Corporate Bank (China), Ltd. in June 2007, and we transferred the businesses of our branches in Shanghai, Shenzhen, Dalian, Beijing and Wuxi to the new company. In addition, through Mizuho Corporate Bank (China), we opened a branch in Tianjin, China in July 2007, a representative office in the Dalian Economic & Technological Development Area, China in October 2007 and a branch in Qingdao, China in April 2008. In November 2007, we completed the transfer of business operations from Mizuho Corporate Bank (Canada) to our newly established Canada Branch and its Vancouver Office. In January 2008, we acquired all of the 10 million outstanding shares of common stock of The Michinoku Bank (Moscow) Ltd., a Russian subsidiary of The Michinoku Bank, Ltd., making it our subsidiary. In addition, we actively developed business alliances with other financial institutions during the fiscal year ended March 31, 2008 and entered into a memorandum of understanding for business collaboration with China CITIC Bank (in which we had made an investment as a cornerstone investor in April 2007) in October 2007 and a business alliance agreement with the State Bank of India in January 2008.

In December 2006, Mizuho Financial Group and Mizuho Corporate Bank obtained Financial Holding Company status from the U.S. regulatory authorities, which enabled our securities company subsidiary in the United States to engage in comprehensive investment banking businesses, such as the underwriting and dealing of corporate bonds, equities and other types of securities. We are promoting our full line of financial services through a collaboration between our banking and securities operations of U.S. subsidiaries.

Global Investment Banking Group

The Global Investment Banking Group consists of two units, the Global Syndicated Finance Unit and the Global Financial Products Unit. We provide our customers with sophisticated financial solutions by integrating the functions of the two units.

Global Syndicated Finance Unit

The Global Syndicated Finance Unit engages in the loan syndication business.

We offer syndicated loan services to meet the various financing needs of our customers, and we take a leading role in the growth of the Japanese syndicated loan market. During the fiscal year ended March 31, 2008, despite the intensified competition among banks, our group arranged, based on amount of principal, approximately 31% of all syndicated loans arranged in Japan. Mizuho Corporate Bank is arranging new types of syndicated loans such as those related to mergers and acquisitions and corporate reorganizations.

Geographically, we maintain staff at branches and offices in New York, London and Asia to promote our syndicated loan business on a global basis. For example, we arrange syndicated loans in Japan for foreign corporations and sell syndicated loans arranged in overseas markets to Japanese investors.

We also conduct activities to help grow the Japanese secondary loan market, including by exchanging our loan portfolio with those of other financial institutions, broadening the investor base and enhancing our relationships with regional financial institutions. In the fiscal year ended March 31, 2008, Mizuho Corporate Bank engaged in loan trading of nearly ¥1 trillion.

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

Global Markets Unit

The Global Markets Unit engages in the business of investments in, and sales and trading of, financial products related to, among others, interest rates, foreign exchange, credit, equity and commodities.

We continue to enhance the sophistication of our portfolio management methods and diversify our investments by investing in alternative funds and credit-related products such as corporate bonds and credit derivatives to diversify risks and expand our sources of market-related income.

Global Alternative Investment Unit

The Global Alternative Investment Unit engages in the alternative asset management business for institutional investors including pension funds.

We established an investment management company named Mizuho Alternative Investments, LLC in the United States in April 2007 and completed its registration as an investment advisor with the U.S. Securities and Exchange Commission in February 2008 as part of our enhancement of the sophistication of our asset management business. Going forward, we will promote our asset management business, including by establishing an investment management company based in Tokyo, to offer attractive investment products that respond to the changing needs of our customers while enhancing our risk management structure in light of recent market conditions.

Global Portfolio Management Unit

The Global Portfolio Management Unit manages our various portfolios, mainly our loan and equity portfolio. We actively manage credit risk, equity price risk and other risks through diversification and enhancement of our operations, including use of derivatives that can contribute to the reduction of credit risk concentration and enhancement of portfolio value to maintain and strengthen the soundness and profitability of our portfolio.

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

We maintain securities subsidiaries in major international financial centers such as London, New York, Hong Kong and Zurich to satisfy the needs of our customers through our global network. In the United States, we are strengthening our investment banking business by leveraging our FHC status. We engaged in, among others, U.S. corporate bonds and equity underwriting in the fiscal year ended March 31, 2008.

We incurred significant losses related to our securitization business in the fiscal year ended March 31, 2008 due to the dislocation in global financial markets stemming from U.S. subprime loan issues. In an effort to achieve an early return to profitability, we are restructuring our business operations by implementing “Business Restructuring Program,” which consists of strengthening our risk management structure and international office management structure, streamlining organizations through reducing the number of departments by more than half, reducing headcount by approximately 300, reducing costs by 20% compared with that of fiscal year ended March 31, 2008 and reducing executive compensation.

In December 2007 and January 2008, Mizuho Securities issued new shares through a third-party allocation to Mizuho Corporate Bank totaling ¥400 billion for the purpose of strengthening the capital base and business platform.

Mizuho Securities and Shinko Securities postponed their scheduled merger to May 2009 in light of the continuing financial market dislocation and the scheduled implementation in Japan of an electronic share certificate system in January 2009. The merger is subject to regulatory approval and other procedures. The merged entity will aim to offer competitive cutting-edge financial services on a global basis through the combining of Mizuho Securities’ global investment banking business platform and Shinko Securities’ client base and business network as a full-service securities company covering all of Japan.

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

Investment Banking Business

In this business, we actively provide proposals regarding mergers and acquisitions or structured finance transactions by responding to the financial needs of our customers.

Global Retail Group

Mizuho Bank

Mizuho Bank provides financial services mainly to individual customers, SMEs, middle-market corporations and local governmental entities in Japan. As of March 31, 2008, Mizuho Bank had approximately 25 million individual deposit accounts and made loans to approximately 100,000 SMEs and middle-market corporations. In addition to our broad customer base, we maintain one of the largest branch and ATM networks in Japan and a broad range of Internet banking services.

Mizuho Bank has the following four principal business groups:

•	the Personal Banking Group;

•	the Corporate Banking Group;

•	the Business Coordination & Development Group; and

•	the Trading and ALM Group.

Personal Banking Group

The Personal Banking Group offers a broad range of financial products and services to individual customers, including various types of loans and deposits as well as consulting and credit card services in Japan.

We are enhancing our relationship marketing efforts by offering products and services that meet the diverse needs of our customers, establishing convenient access points for customers and providing specialized consulting services by utilizing the comprehensive expertise of our group companies.

We provide specialized consulting services mainly to targeted customers who have financial assets of more than ¥10 million with us, of which there were approximately 950,000 as of March 31, 2008. In order to serve them, we have increased the number of financial consultants to approximately 2,800, as of March 31, 2008, that make proposals regarding investments such as investment trusts, foreign currency deposits, individual annuities and Japanese government bonds sold to individuals. By implementing these measures, the aggregate balance of these products has increased, although some of the products such as investment trusts were negatively affected by the dislocation in global financial markets and others. The balance of investment trusts (excluding MMF) was ¥1.28 trillion, individual annuities was ¥1.43 trillion, foreign currency deposit was ¥0.5 trillion and Japanese government bonds sold to individuals was ¥1.45 trillion, each on a managerial accounting basis as of March 31, 2008. Our goal is to increase the number of our financial consultants to 4,000 over time and further improve the quality of our services by increasing the number of skilled financial consultants. We have expanded “Premium Salons,” a designated space for private consultations with customers, at 312 branches, as of March 31, 2008. We have also developed a database of our individual customers, which we call “Relationship Marketing Database,” to assist our consulting staff in marketing financial products that are most suitable for the specific customer. In addition, we also meet our customers’ one-stop shopping needs for banking, trust and securities services. For example, we offer the services of Mizuho Investors Securities Co., Ltd. through securities consulting booths, which we call “Planet Booths,” in the lobbies of 134 branches and offices of Mizuho Bank as of March 31, 2008. We also sell trust products at all Mizuho Bank branches as agents of Mizuho Trust & Banking. Through these measures, we are strengthening our consulting capabilities and endeavoring to grow assets under management.

In our housing loan business, we have reconfigured our credit screening process to reduce our response time to our potential customers. We also offer various products, such as “Flat 35,” a housing loan product with a fixed interest rate for a maximum of 35 years offered in cooperation with and securitized by the Japan Housing Finance Agency. In addition, we have expanded the number of our housing loan centers, which promote our housing loans through ties with real estate developers and brokers, to 100 as of March 31, 2008.

With respect to unsecured loan products, we cooperate with Orient Corporation to develop unsecured loan products such as “Captive Loans,” installment loans for shopping guaranteed by Orient Corporation, and card loans. We also began providing a new card loan product that our customers can apply for through our ATM network.

We offer Mizuho Mileage Club, a membership service through which members can receive benefits depending on the level of business relationship with Mizuho Bank and accumulate points when they use credit cards. As of March 31, 2008, we had approximately 5.46 million members. We issue to Mizuho Mileage Club members ATM cards with credit card functions called the Mizuho Mileage Club Card, which we issue under the UC (MasterCard) brand and Saison (VISA, JCB or AMEX) brand. In October 2005, we also consolidated the credit card issuance business of UC Card into Credit Saison in order to strengthen our credit card business. In furtherance of our aim to promote our alliance with Credit Saison, in January and December 2007, Mizuho Bank purchased shares of common stock of Credit Saison, resulting in Mizuho Bank and Mizuho Corporate Bank together owning 9.5% of the total outstanding shares of Credit Saison’s common stock as of March 31, 2008. Further, we established a credit card processing company in October 2007 called “Qubitous” as a joint venture with Credit Saison, and centralized the credit card processing operations for the UC and Saison brands. In addition, we offer the Mizuho Suica Card, an ATM card with credit card, train ticket and electronic money functions, in alliance with East Japan Railway Company, and we launched in October 2007 the Mizuho Mileage Club Card/ANA in alliance with All Nippon Airways.

With our staffed branches throughout Japan, we have been and will continue to expand our convenient and efficient points of contact for individual customers by promoting “Mizuho Personal Square,” a branch designed to focus on serving individual customers (135 locations as of March 31, 2008). We also plan to increase retail-only branches, including through the conversion of sub-branches into branches, to approximately 250. Including those measures, we plan to increase the number of staffed branches from 423 as of March 31, 2008 to approximately 500. In addition, we will expand our ATM network and enhance our Internet banking, telephone banking and mobile-phone banking systems, introduce a credit card settlement service that utilizes mobile phones, introduce a finger vein pattern authentication system to improve the security of ATM transactions and strengthen marketing through call centers.

Corporate Banking Group

The Corporate Banking Group provides products and services mainly to SMEs and middle-market corporations as well as to local governmental entities and other public sector entities.

We provide our SME and middle-market corporate customers with suitable financing arrangements together with sophisticated advisory and other services that are appropriate in light of the customers’ business strategies.

Our marketing efforts for loan products include the allocation of dedicated staff at branches to engage in finding new customers, applying different marketing strategies for different customer segments based on the size of the customers’ annual sales, developing new strategic loan products and utilizing “Mizuho Business Financial Centers” which primarily engage in loans to smaller enterprises based on interest rates commensurate with each borrower’s risk profile.

We offer our SME and middle-market corporate customers syndicated loans, advisory services related to overseas expansions, mergers and acquisitions-related services, business matching services, securities products acting as sales agent for securities companies, services related to defined contribution pension plans and support for start-up companies in cooperation with Mizuho Capital. We call our provision of these services our “solutions business.”

We provide comprehensive financial services to meet the various needs of local governmental entities and other public sector entities, including services related to bank and capital markets financing to diversify their funding sources and various investment products and advisory services related to organizational restructuring and streamlining. We will continue to promote business with local governmental entities through our network of branches and offices, which is one of the largest in Japan.

Business Coordination & Development Group

The Business Coordination & Development Group engages in businesses that require collaboration between our corporate and individual banking operations, such as transactions with high net worth individuals such as business owners and with employees of our corporate customers, and businesses that require collaboration with securities companies, trust banks and others within the Mizuho group.

Securities Division

The Securities Division offers services related to capital markets financing such as the issuance of corporate bonds to meet the financial needs of our customers. In cooperation with group securities companies, including Mizuho Investors Securities, we endeavor to satisfy the investment and financing needs of SMEs and middle-market corporations and the investment needs of individuals.

Consulting Division

The Consulting Division provides comprehensive consultation for customers who have needs relating to both corporate and individual aspects as well as comprehensive financial services through collaboration with Mizuho Trust & Banking and other group companies. We provide specialized consulting services that transcend traditional boundaries between “corporate” and “individual” services, such as proposing solutions related to corporate management issues as well as business and real estate succession issues. As a sales agent of Mizuho Trust & Banking, we also provide a variety of trust products as a solution for various needs of our corporate and individual customers. We are also promoting an exchange of personnel between Mizuho Trust & Banking and Mizuho Bank in order to provide highly professional consulting services in trust related businesses to Mizuho Bank customers. In addition, we provide specialized private banking services to high net worth individuals such as business and land owners.

Business Promotion Division for Employees of Corporate Customers

Business Promotion Division for Employees of Corporate Customers promotes services to employees of our corporate customers by leveraging our solid corporate customer base through cooperation with Mizuho Corporate Bank and collaboration with the securities companies and trust banks within the Mizuho group.

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

Trading and ALM Group

The Trading and ALM Group engages in investing in, and sales and trading of, financial instruments related to, among others, interest rates, foreign exchange and securities, including derivative instruments. We are diversifying our various investing activities under our risk management structure for the purpose of achieving more stable profits and risk diversification. We also satisfy various customer needs by providing a wide variety of financial instruments and solutions.

Mizuho Investors Securities

Mizuho Investors Securities is our securities company subsidiary that focuses on the needs of mainly individual customers, SMEs and middle-market corporations. We actively promote our joint branch network of Mizuho Investors Securities and Mizuho Bank. We continue to meet the diverse needs of our customers by enhancing cooperation with our group companies, such as offering products and services of Mizuho Investors Securities through Mizuho Bank as sales agent and providing underwriting and other services in connection with initial public offerings by Mizuho Bank’s customers, while Mizuho Trust & Banking may act as stock transfer agent for issuers.

Global Asset and Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is a full-line trust bank that provides customers with various financial products and services with strengths in both corporate and individual business areas. We provide our customers with distinct products and services developed based on our specialized expertise and consulting capabilities cultivated over the years. We respond promptly and appropriately to the diversified and sophisticated needs of our customers by cooperating with Mizuho Bank, Mizuho Corporate Bank and other group companies including asset management companies.

Asset Management Business

We provide mainly corporate customers with a wide range of services and solutions in the following business areas:

•	real estate business, including real estate sales agent services and real estate securitizations;

•	structured product business, including securitization transactions that utilize trusts;

•	asset management business relating to various assets, including pension plans;

•	pension plan business, including acting as trustee, providing consulting services, actuarial services and administration services;

•	asset administration business, including trustee services for investment trusts and management and administration of investments in securities; and

•	equity strategy business, including providing advice on legal issues related to stock.

Wealth Management Business

We provide individual customers with the following services related to wealth management:

•	consulting services regarding investment and management of customer assets;

•	administration and execution of testaments;

•	loan products such as apartment loans; and

•	deposits, investment trusts and other investment products that utilize trusts.

Others

We provide deposit and loan services and treasury services to our corporate customers.

Mizuho Private Wealth Management

Mizuho Private Wealth Management offers comprehensive, integrated and continuous wealth management private banking services to meet the various financial and non-financial needs of our ultra high net worth customers.

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

Our asset management companies, Mizuho Asset Management and DIAM Co., Ltd. (formerly known as DLIBJ Asset Management Co. Ltd. and currently an equity-method affiliate of ours), provide investment management services for our group companies and customers. Each company offers a variety of investment trust products that meet the increasingly sophisticated and diverse needs of our customers.

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

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Post Bank and the Development Bank of Japan.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies and other non-bank finance companies.

•	Other financial services providers: We also compete with private equity funds and other types of investors.

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading domestic banks in those financial markets outside Japan in which we conduct business.

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories: (i) ordinary banks, of which there were 129 as of March 31, 2008, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 20 as of March 31, 2008, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

Ordinary banks consist mainly of city banks and regional banks. City banks, including Mizuho Corporate Bank and Mizuho Bank, are based in large cities, operate domestically on a nation-wide scale through networks of branch offices and have strong links with large corporate customers in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including retail banking, small and medium-sized enterprise banking, international operations and investment banking. Regional banks are based in one of the prefectures of Japan and are generally much smaller in terms of total assets than city banks. In recent years, some regional banks have allied with each other and formed holding companies to operate in several prefectures. Customers of regional banks, other than local retail customers, include mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations. In addition to these types of banks, new retail-oriented banks have emerged in recent years, including Internet banks and banks specializing in placing their ATMs in convenience stores and supermarkets without maintaining a branch network.

Trust banks, including Mizuho Trust & Banking, are engaged in trust services in relation to, among others, money trust, pension trust and real estate trust services, in addition to banking business.

As of March 31, 2008, there are 64 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

A number of government financial institutions have been organized in order to supplement the activities of the private banking institutions, such as The Development Bank of Japan, The Japan Bank for International Cooperation, Japan Finance Corporation for Small and Medium Enterprise, and the Agriculture, Forestry and Fisheries Finance Corporation. These institutions are government-owned and operate under its supervision through senior officials appointed by the government. However, they are currently in the process of privatization or consolidation. Japan Housing Finance Agency also supports housing loans of private institutions through the securitization of such loans.

Another distinctive element of the Japanese banking system was the role of the postal savings system. Postal savings deposits were gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen. In recent years, the governmental postal business has been undergoing a process of privatization. In 2003, governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. Privatization of banking and insurance subsidiaries is scheduled to be completed by 2017 at the latest.

In the Japanese securities market, a large number of registered entities are engaged in securities businesses, such as sales and underwriting of securities, investment advisory and investment management services. As deregulation of the securities market progressed, several of the country’s banking groups have entered into this market through their subsidiaries. In addition, foreign financial institutions have been active in this market. In recent years, there have been cases where foreign financial institutions acquired Japanese securities firms and expanded their operations in Japan.

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

Examination of Banks

The Banking Law authorizes the Prime Minister to inspect banks and bank holding companies in Japan at any time. By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the Financial Services Agency. Currently, the Financial Services Agency takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial institutions and placing greater emphasis on providing them with incentives; and improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision. In addition to individual financial institutions, the Financial Services Agency also supervises financial groups as financial conglomerates based on its Guidelines for Financial Conglomerates Supervision that focus on management, financial soundness and operational appropriateness of a financial conglomerate as a whole.

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

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their financial instruments business activities in accordance with the Financial Instruments and Exchange Law of Japan (Kinyu Shouhin Torihiki Hou) (Law No. 25 of 1948, as amended).

Examination and Reporting Applicable to Shareholders

Under the Banking Law, a person who intends to hold 20% (in certain exceptional cases, 15%) or more of the voting rights of a bank is required to obtain prior approval of the Commissioner of the Financial Services Agency. In addition, the Financial Services Agency may request reports or submission of materials from, or inspect, any principal shareholder who holds 20% (in certain exceptional cases, 15%) or more of the voting rights of a bank, if necessary in order to secure the sound and appropriate operation of the business of such bank. Under limited circumstances, the Financial Services Agency may order such principal shareholder to take such measures as the Financial Services Agency deems necessary.

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

Deposit Insurance System

Under the Deposit Insurance Law (Yokin Hoken Hou) (Law No. 34 of 1971, as amended), depositors are protected through the Deposit Insurance Corporation in cases where financial institutions fail to meet their obligations. The Deposit Insurance Corporation is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is entrusted to the Commissioner of the Financial Services Agency, as stipulated by a cabinet order.

The Deposit Insurance Corporation receives annual insurance premiums from insured banks, the amount of which is, from April 2008, equivalent to 0.108% of the deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.081% of other deposits. The insurance money may be paid out in case of a suspension of deposits repayments, banking license revocation, dissolution or bankruptcy of the bank. Pay outs are generally limited to a maximum of ¥10 million of principal amount, together with any interest accrued with respect to each depositor. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions are protected in full.

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

Financial Instruments and Exchange Law

On September 30, 2007, new legislation became effective which replaced the Securities and Exchange Law (Shouken Torihiki Hou) with the Financial Instruments and Exchange Law (Kinyu Shouhin Torihiki Hou) and amended various other financial laws to broaden and strengthen investor protection and reduce trading costs through deregulation and elimination or easing of certain excessive regulatory restrictions. The new regime under the Financial Instruments and Exchange Law includes, among other measures, (1) the development of comprehensive and cross-sectoral regulations covering a wide range of financial instruments; (2) the enhancement of corporate disclosure, requiring listed companies to file quarterly reports, audited internal control reports assessing the effectiveness of internal control structures for financial reporting and confirmation of the content of annual reports; (3) the expansion of the duties of financial institutions to provide customers with detailed disclosure regarding the financial products they offer and other measures to protect investors; and (4) the easing of regulations through flexible application depending on the type of investor (professional or general public).

Mizuho Financial Group is required to file with the Director General of the Kanto Local Finance Bureau an annual securities report including consolidated and non-consolidated financial statements in respect of each financial period, supplemented by quarterly and extraordinary reports pursuant to the Financial Instruments and Exchange Law.

On June 13, 2008, amendments to the Financial Instruments and Exchange Law and the Banking Law, among others, which are intended to strengthen the competitiveness of the financial market and the capital market of Japan, were promulgated. The amendments will, among others, revamp the current firewall regulations regarding the holding of concurrent offices among banks, securities firms and insurance firms, introduce a system to manage conflicts of interest among such financial institutions and expand business services that banks and certain other financial firms can provide. The amendments will come into effect within one year of promulgation, except for certain amendments which have or will come into effect at earlier dates.

Sales of Financial Products

As a result of financial deregulation, more financial products, including highly structured and complicated products, can now be more freely marketed to customers. In response to this, the Law of Sales of Financial Products (Kinyu Shouhin no Hanbai tou ni kansuru Houritsu) (Law No. 101 of 2000, as amended), effective from April 2001, introduced measures to protect financial service customers by: requiring financial service providers to provide customers with certain important information, including risks with respect to deficit of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers fall within the ambit of financial service providers or express their intent to the contrary; and holding financial service providers liable for damages caused by a failure to follow those requirements. The amount of loss of principal is refutably presumed to be the amount of damages. Additionally, the law requires financial service providers to follow certain regulations on solicitation measures as well as to endeavor to solicit customers in an appropriate manner and formulate and publicize a solicitation policy.

Self-Assessment and Reserves

The prompt corrective action system requires financial institutions to establish a self-assessment program that complies with the Inspection Manual issued by the Financial Services Agency and related laws such as the Financial Reconstruction Law. Financial institutions are required to analyze their assets, giving due consideration to accounting principles and other applicable rules and to classify their assets into four categories according to asset recovery risk and risk of impairment based on the classification of the obligor (normal obligors, watch obligors, intensive control obligors, substantially bankrupt obligors and bankrupt obligors) taking into account the likelihood of repayment and the risk of impairment to the value of the assets. The results of self-assessment should be reflected in the write-off and allowance according to the standard established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants and Inspection Manual issued by the Financial Services Agency. Based on the results of the self-assessment, financial institutions may establish reserve amounts for their loan portfolio as may be considered adequate at the relevant balance sheet date, even if all or part of such reserves may not be immediately tax deductible under Japanese tax law.

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

Restriction on Share Holdings

The Law Concerning Restriction on Shareholdings by Banks (Ginko tou no Kabushiki tou no Hoyu no Seigen tou ni kansuru Houritsu) (Law No. 131 of 2001, as amended) requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier 1 capital in order to reduce exposure to stock price fluctuations.

Deferred Tax Assets

Under regulations promulgated by the Financial Services Agency that became effective in March 2006, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, can record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratios was reduced to 40%, 30%, and 20% of Tier 1 capital as of March 31, 2006, 2007 and 2008, respectively, and will remain at 20% thereafter.

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

Banks and bank holding companies are required to measure and apply capital charges with respect to their market risks in addition to their credit risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices such as the risks pertaining to interest rate related instruments and equities.

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

In June 2004, the Basel Committee announced amended rules with respect to minimum capital requirements, which include amended risk weight calculations that introduce an internal ratings-based approach and the inclusion of operational risk in the calculations, as well as an emphasis on supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk assets. The better the credit rating of an obligor is, the lower the risk weight applicable to the risk assets owed by it. Also, the new rules require financial institutions to establish an internal risk management system, to make thorough disclosure of relevant information and to set an appropriate reserve against the operational risk based upon fair evaluation thereof. The new Financial Services Agency guidelines, which follow the amended rules, became effective on March 31, 2007, except for the introduction of the advanced methodologies to calculate capital requirements for risks which took effect on March 31, 2008. Under the new guidelines, banks have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation.

Protection of Personal Information

The Personal Information Protection Law (Kojin Jouhou no Hogo ni kansuru Houritsu) (Law No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses, including us, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with the order issued by the Financial Services Agency to take necessary measures to comply with the law subjects us to criminal and/or administrative sanctions.

Prevention of Money Laundering

Under the Law Preventing Transfer of Profits Generated from Crime (Hanzai ni yoru Syueki no Iten Boushi ni kansuru Houritsu) (Law No. 22 of 2007), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions.

Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards

The Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards (Gizou Kaado tou oyobi Tounan Kaado tou wo Mochiite Okonawareru Fuseina Kikaishiki Yochokin Haraimodoshi tou karano Yochokinsha no Hogo tou ni kansuru Houritsu) (Law No. 94 of 2005), requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions, among other matters, to compensate depositors for any amount illegally withdrawn using forged bankcards, unless the financial institution can verify that it acted in good faith without negligence and that there was gross negligence on the part of the relevant account holder.

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

The USA PATRIOT Act of 2001 (the “PATRIOT Act”) contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. The enactment of the PATRIOT Act and other events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities.

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

Mizuho Financial Group and Mizuho Corporate Bank became FHCs in December 2006. FHC status under the BHCA permits banking groups in the United States to engage in comprehensive investment banking businesses, such as the underwriting of and dealing in corporate bonds, equities and other types of securities. FHC status enables our group to promote our investment banking business on a broader basis in the United States.

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

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2008:

Notes:

(1)	Mizuho Investors Securities and Mizuho Trust & Banking are listed on the Tokyo Stock Exchange.
(2)	Two asset management companies consist of Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.

(3)	In addition to the principal subsidiaries shown in the above diagram, as of March 31, 2008 we owned 27.4% of the outstanding shares of Shinko Securities Co., Ltd., an equity-method affiliate of ours listed on the Tokyo Stock Exchange which engages in wholesale and retail securities businesses. In March 2007, Mizuho Securities and Shinko Securities signed a merger agreement pursuant to which a merger of the two companies was expected to be consummated in January 2008, and the two companies have been proceeding with preparations for the merger. However, considering a certain period of time had passed since the relevant resolutions at the respective general shareholders meetings, the two companies decided to cancel the original merger agreement and reconfirmed the basic policies and points in relation to proceeding with the merger and signed the new “Basic Agreement for Merger” as of April 28, 2008. We currently expect the merger to be consummated in May 2009.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2008:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	89.8%	89.8%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	75.1%	70.0%
Mizuho Investors Securities Co., Ltd.	Japan	Securities	66.6%	66.9%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7%	98.7%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.4%	98.6%
Mizuho Information & Research Institute Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%

Overseas
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
Mizuho Corporate Bank (Canada)	Canada	Banking	100.0%	100.0%
Mizuho Corporate Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Germany	Banking and securities	83.3%	83.3%
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in millions of yen)
Land	¥164,247	¥156,942
Buildings	605,680	584,774
Equipment and furniture	457,025	455,229
Leasehold improvements	125,754	122,051
Construction in progress	3,010	7,045
Software	524,463	514,588

Total	¥1,880,179	1,840,629
Less accumulated depreciation	1,032,656	988,236

Premises and equipment—net	¥847,523	¥852,393

In August 2008, we moved to a new head office located at 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan with 13,888 square meters of office space. The headquarter buildings of Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Bank are each leased from third parties.

The total area of land related to our material office and other properties at March 31, 2008 was approximately 882,000 square meters for owned land and approximately 22,000 square meters for leased land.

Our owned land and buildings are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

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

•

The Global Asset & Wealth Management Group provides trust and asset management services, principally through Mizuho Trust & Banking, Trust & Custody Services Bank and our two asset management companies, namely Mizuho Asset Management and DIAM Co., Ltd., (an equity-method affiliate of ours which changed its name from “DLIBJ Asset Management Co., Ltd.” on January 1, 2008).

We also provide other services such as research services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute, and advisory services for financial institutions through Mizuho Financial Strategy.

For a further discussion of our business and group organization, see “Item 4.B. Information on the Company—Business Overview.”

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

Provision (Credit) for Loan Losses

Provision (credit) for loan losses is charged against or credited to income to keep the allowance for loan losses at a level that is appropriate to absorb probable losses inherent in the credit portfolio. For a description of the approach and methodology used to establish the allowance for loan losses, see “—Financial Condition—Loans—Allowance for loan losses.”

Noninterest Income

Noninterest income consists mainly of fees and commissions, investment gains (losses)—net, trading account gains—net and foreign exchange gains (losses)—net.

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

•

fees for other customer services, including fees related to our agency businesses, such as credit card processing fees earned by UC Card and administration fees related to Japan’s principal public lottery program, as well as guarantee fees and others. The credit card processing fees earned by UC Card are no longer included in fees and commissions beginning the fiscal year ended March 31, 2008 due to UC Card becoming an equity-method affiliate as a result of a consolidation and reorganization of our credit card operations.

Investment gains (losses)—net include primarily net gains on sales of marketable securities, such as equity and bond investments. In addition, impairment losses are recognized when management concludes that declines in fair value of investments are other than temporary.

Trading account gains—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities.

Foreign exchange gains (losses)—net include mainly translation gains and losses related to our foreign currency-denominated assets and liabilities and gains and losses related to foreign exchange trading activities, including market making for customers and proprietary trading. Included within the translation gains and losses are those related to a portion of our foreign currency denominated liabilities, the amount of which generally corresponds to the amount of foreign currency-denominated available-for-sale securities, that hedge foreign exchange risk in accordance with our foreign exchange risk management policies but which are not eligible for hedge accounting under U.S. GAAP. Translation gains (losses) related to such available-for-sale securities are recognized directly in foreign currency translation adjustments, a component of accumulated other comprehensive income, net of tax within shareholders’ equity.

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

Operating Environment

We operate principally in Japan. After years of persistent weakness, the Japanese economy gradually improved over the past several years. However, in the fiscal year ended March 31, 2008, the improvement has slowed due to factors such as significant increases in crude oil and raw material prices, the dislocation in the global financial markets (see “—Overview—Impact of the Dislocation in the Global Financial Markets”) and the significant appreciation of the yen. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis continued to increase by, 2.1%, 2.0%, 2.4%, 2.5% and 1.6% (based on the second preliminary estimate announced by the Japanese government on June 11, 2008) in the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008, respectively. In August 2008, Japanese Government expressed in its monthly economy report that the Japanese economy is “weakening recently.” It was followed by an announcement that gross domestic product declined by 0.6% in the second quarter of 2008 compared to the preceding quarter. Japan’s core nationwide consumer price index decreased by 0.2% in each of the fiscal years ended March 31, 2004 and 2005, increased by 0.1% in each of the fiscal years ended March 31, 2006 and 2007 and increased by 0.3% in the fiscal year ended March 31, 2008. The increase in the fiscal year ended March 31, 2008 was due mainly to significant increases in crude oil and raw material prices, particularly in the second half of the fiscal year. The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2003 through the second quarter of 2008:

•

The Bank of Japan, following its announcement on March 9, 2006 to end its “quantitative easing” monetary policy that it had maintained since March 2001, announced on July 14, 2006 and on February 21, 2007 that it raised its target for the uncollateralized overnight call rate from 0% to 0.25% and from 0.25% to 0.5%, respectively. The following charts show movements in long-term rates from January 2005 through August 2008, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2005 through July 2008, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, after a prolonged period of generally declining demand for bank loans in Japan, the aggregate monthly average balance of bank loans compared with that of the previous year has continued to increase since August 2005.

•

According to Teikoku Databank, a Japanese research institution, there were approximately 8,800 corporate bankruptcies in Japan in the fiscal year ended March 31, 2006, involving approximately ¥5.7 trillion in total liabilities, approximately 9,600 corporate bankruptcies, involving approximately ¥5.3 trillion in total liabilities in the fiscal year ended March 31, 2007, and approximately 11,300 corporate bankruptcies in Japan in the fiscal year ended March 31, 2008, involving approximately ¥5.5 trillion in total liabilities.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE, excluding financial institutions and companies newly listed during the relevant fiscal year, increased from ¥30.1 trillion and ¥16.7 trillion, respectively, for the fiscal year ended March 31, 2006 to ¥33.7 trillion and ¥19.4 trillion, respectively, for the fiscal year ended March 31, 2007 and ¥35.9 trillion and ¥20.0 trillion, respectively, for the fiscal year ended March 31, 2008.

•

According to the Bank of Japan, total financial assets of households increased from ¥1,519.0 trillion as of March 31, 2006 to ¥1,545.0 trillion as of March 31, 2007 and decreased to ¥1,489.6 trillion as of March 31, 2008. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2004 through the first quarter of 2008:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 46.2% to ¥17,059.66 during the fiscal year ended March 31, 2006, followed by a 1.3% increase to ¥17,287.65 during the fiscal year ended March 31, 2007 and a 27.5% decrease to ¥12,525.54 during the fiscal year ended March 31, 2008. The following chart shows the daily closing price of the Nikkei Stock Average from January 2005 through August 2008:

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥117.47 to $1.00 as of March 31, 2006, ¥118.05 to $1.00 as of March 31, 2007 and ¥99.37 to $1.00 as of March 31, 2008. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2005 through July 2008:

•

According to the Ministry of Land, Infrastructure and Transport of Japan, housing starts in Japan increased by 1.7% in the fiscal year ended March 31, 2005, 4.7% in the fiscal year ended March 31, 2006 and 2.9% in the fiscal year ended March 31, 2007 but decreased by 19.4% in the fiscal year ended March 31, 2008.

•

According to the Ministry of Land, Infrastructure and Transport, the average published land prices in Japan rose 0.1% during calendar year 2006, which was the first increase in 16 years, and rose again by 1.3% during calendar year 2007.

Capital Improvements

In recent years, we pursued, and intend to continue to pursue, consistent and disciplined capital management that balances our capital needs related to the further enhancement of our overall profitability with the improvement of capital quality through the following measures, against the backdrop of our continued efforts to enhance the profitability of our operations.

Capital Raising

In January and July 2008, we issued ¥274.5 billion and ¥303.0 billion of non-dilutive preferred securities, respectively, through our overseas special purpose companies to enhance the Tier 1 capital of Mizuho Financial Group as well as Mizuho Corporate Bank and Mizuho Bank and improve the flexibility of our future capital strategy.

In June 2007, we redeemed ¥185.5 billion of non-dilutive preferred securities that were issued by our overseas special purpose companies in February 2002, and in June 2008, we redeemed $1.0 billion, $1.6 billion and ¥118.5 billion of non-dilutive preferred securities that were issued by our overseas special purpose companies in February 1998, March 1998 and August 2002, respectively.

Repurchase and Cancellation of Common Stock Held by Our Subsidiary

In May 2007, we repurchased and cancelled all of the 261,040.83 shares of our common stock held by our wholly owned subsidiary, Mizuho Financial Strategy.

Repurchase and Cancellation of Own Shares

In August and September 2007, we repurchased a total of 214,900 shares of our common stock for ¥150.0 billion on the Tokyo Stock Exchange through a trust established for this purpose. The repurchases were conducted in order to offset the potential dilutive effect of the conversion of our Eleventh Series Class XI preferred stock (the total issued amount of which is ¥943.7 billion) issued to the private sector in consideration of the possibility that the number of shares of our common stock would increase after the commencement of the conversion period on July 1, 2008. We cancelled the repurchased shares in September 2007.

In addition, and for the same reason, we repurchased a total of 283,500 shares of our common stock for ¥150.0 billion in July 2008 and plan to cancel all of the common stock repurchased, except the shares to be assigned for use in connection with the stock compensation-type stock options (stock acquisition rights) of our directors and executive officers. For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

We will continue to address the potential dilutive effects relating to the Eleventh Series Class XI Preferred Stock, with an aim to complete the process in about two years, by establishing additional repurchase limits and repurchasing and canceling our own shares based on market conditions, our earning trends and other factors. For the fiscal year ending March 31, 2009, our expected total amount of repurchases is approximately ¥400 billion, including the ¥150 billion that was repurchased in July 2008. See notes 15 and 33 to our consolidated financial statements included elsewhere in this annual report for the material terms and conditions of conversion of the Eleventh Series Class XI preferred stock and for its initial conversion price, respectively.

Capital and Dividend Policies

With respect to our Tier 1 capital ratio, we aim for a medium-term target of 8% on a Basel II basis to strengthen our capital base to support growth strategies. We will place our management emphasis on return on equity from the perspective of effective utilization of our capital and consider returning profits to our shareholders while maintaining and strengthening our capital base.

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following:

Loans and Deposits

Loan volume

Our total loan balance decreased on a year-on-year basis in the fiscal year ended March 31, 2008 due to a decrease in domestic loans resulting from subdued corporate loan demand and the effect of the appreciation of the yen against currencies such as the U.S. dollar on foreign loans, which was offset in part by a steady increase in foreign loans supported by strong loan demand among our foreign corporate customers. We aim to continue increasing our foreign loans by responding primarily to loan demand from our corporate customers. We believe loan growth in the domestic market will generally continue to be weak due to lack of strong bank loan needs by corporate borrowers, while we expect steady growth in our loans to individuals.

Margins between loans and deposits

The Bank of Japan announced on July 14, 2006 and on February 21, 2007 that it raised its target for the uncollateralized overnight call rate from 0% to 0.25% and from 0.25% to 0.5%, respectively. Reflecting these raises, the average yield on domestic loans increased from 1.54% in the fiscal year ended March 31, 2007 to 1.77% in the fiscal year ended March 31, 2008, and the average rate on domestic interest-bearing deposits increased from 0.38% to 0.52%.

The average applicable spread on domestic loans, or the difference between the applicable interest rate on the loan and its relevant reference rate such as TIBOR, narrowed in the fiscal year ended March 31, 2008 from the previous fiscal year due mainly to the effects of continuing intense competition especially in the domestic corporate loan market caused by subdued corporate loan demand.

The difference between market interest rates and interest rates applicable to domestic interest-bearing deposits widened in the fiscal year ended March 31, 2008 due mainly to the general insensitivity of yen demand deposits to changes in market interest rate levels.

The increase of 0.23% in average yield on domestic loans in the fiscal year ended March 31, 2008 compared to the previous fiscal year was larger than the increase of 0.14% in the average rate on domestic interest-bearing deposits over the same period, resulting in a widening of the difference between such average yield and average rate. We believe the foregoing trends that apply negative competitive pressure on our loan spreads will generally continue for the near to medium term, while we believe that the foregoing trends that widen the difference between market interest rates and rates on yen deposits will generally not continue, assuming the Bank of Japan does not raise its target rate and short-term market interest rates continue to be stable.

Provision (credit) for loan losses

We had a credit for loan losses of ¥57.8 billion in the fiscal year ended March 31, 2008 compared to a provision for loan losses of ¥182.1 billion in the previous fiscal year. The credit for loan losses was due mainly to upgrades in the internal credit ratings of some large borrowers, including the upgrade of a large non-bank financial company borrower as a result of the financial support described in “Item 5. Operating and Financial

Review and Prospects—Overview—Other Business Events” of our annual report on Form 20-F filed on August 10, 2007. Such borrowers had previously been downgraded in the second half of the fiscal year ended March 31, 2007, which was one of the main contributing factors to the significant provision for loan losses recorded in such fiscal year. The credit for loan losses was offset in part by an increase in allowance for loan losses due mainly to the declining trend in the financial condition of SMEs that have relatively weak business bases and the downgrading of some large borrowers to lower internal credit ratings. As a result, we had a credit for loan losses of ¥57.8 billion in the fiscal year ended March 31, 2008 compared to a provision of ¥182.1 billion in the previous fiscal year. As of March 31, 2008, our percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased to 32.0% compared with 42.9% as of March 31, 2007. The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans as well as the effectiveness of our credit screening policy and credit management.

Fees and Commissions

Fees and commissions from corporate and retail customers have been significantly affected by the domestic and global economic environment. Until recent years, we experienced a period of significant increases in fees and commissions due to an expansion in various fee businesses that we offer to our corporate customers, such as fees from syndicated loans, other forms of financing arrangements and various advisory services, as demand for such products and services grew among Japanese corporations. Fees and commissions from retail customers had also increased due to growth in sales commissions related to various investment products as Japanese individuals increased the proportion of investments other than deposits within their total financial assets as interest rates on deposits maintained at historically low levels. Despite our expectation at the time for continued growth in fees and commissions, subdued financing demand from corporate customers, as well as increased competition within the domestic financial services industry, drove a slight decline in fees and commissions in the fiscal year ended March 31, 2007. Fees and commissions earned from businesses involving corporate customers decreased in the fiscal year ended March 31, 2008 due to the increased competition and the dislocation in the global financial markets stemming from U.S. subprime loan issues which negatively impacted areas such as overseas leveraged buyout and other financings. The dislocation in the global financial markets stemming from U.S. subprime loan issues, through the negative impact on domestic stock markets, also discouraged our retail customers from purchasing various investment products and drove a decline in fees and commissions in the fiscal year ended March 31, 2008. We believe that future changes in the economic environment, such as a recovery in the global and domestic financial markets from the effects of the current disrupted markets, may have an affect on our fees and commissions. We do not believe that the general trend of Japanese individuals to shift their financial assets from savings to investments was only short term and instead believe that the trend will generally continue over the long term.

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

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, approximately half of which is Japanese government bonds. As of March 31, 2008, we had a total of ¥29,859.1 billion of available-for-sale debt securities within our investments, of which ¥16,212.4 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in shareholders’ equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. In the fiscal year ended March 31, 2007, we incurred investment losses related to bonds of ¥121.6 billion mainly as a result of impairment losses on

Japanese government bonds incurred due to rising interest rates. Although investment losses related to bonds increased to ¥314.1 billion in the fiscal year ended March 31, 2008, the increase was due mainly to losses related to securitization products as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues (as discussed separately in “—Overview—Impact of the Dislocation in the Global Financial Markets”), while impairment losses on Japanese government bonds decreased due to declining long-term interest rates. We had ¥29,606.7 billion and ¥29,859.1 billion of available-for-sale debt securities as of March 31, 2007 and 2008, respectively, and unrealized gains of ¥139.6 billion and ¥14.9 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively.

The fair value of available-for-sale marketable equity securities within our investments was ¥4,512.5 billion, or ¥2,619.5 billion based on cost, as of March 31, 2008. Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in shareholders’ equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. We expect the size of our portfolio of marketable equity securities to continue to be significant. Because the fair values of debt securities and equity securities generally have a tendency to fluctuate in opposing directions based on changes in the economic environment and interest rate levels, we believe that holding them together has the effect of offsetting interest rate and equity market risk to some degree.

Trading Account Gains—Net

Trading account gains—net decreased significantly in the fiscal year ended March 31, 2008 from the previous fiscal year due mainly to the trading losses on foreign securitization products incurred by Mizuho Securities and its overseas subsidiaries in connection with the dislocation in the global financial markets stemming from U.S. subprime loan issues. Although Mizuho Securities significantly reduced its holding of foreign securitization products, it continues to hold a certain amount of such assets that are exposed to the risk of further declines in value or that may otherwise lead to further losses. While we will endeavor to continue reducing the amount of foreign securitization products through sales or other measures, our exposure to assets that are subject to such risk may increase in the future depending on market conditions and other factors. We may be subject to additional losses in subsequent periods absent a market recovery.

Costs and Expenses

We have been endeavoring to reduce our salaries and employee benefits expenses, general and administrative expenses and occupancy expenses, while costs related to the implementation of initiatives to increase profitability, such as further enhancement to our infrastructure and an increases in employee headcount to promote our domestic consulting activities with individuals and expansion of our international office network, continue to increase. In the fiscal year ended March 31, 2008, the latter outweighed the former, and salaries and employee benefits expenses, general and administrative expenses and occupancy expenses increased by ¥71.4 billion in aggregate in the fiscal year ended March 31, 2008 compared to the previous fiscal year. Although we plan to continue our efforts to enhance our cost efficiency, we expect that any resulting cost reduction will be more than offset by increased costs.

Impact of the Dislocation in the Global Financial Markets

The impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues has spread widely across the markets for securitization products, including residential mortgage-backed securities (RMBS) and collateralized debt obligations (CDOs) backed by RMBS, regardless of whether they involve U.S. subprime mortgage loans, leading to significant liquidity problems related to securitization products that have contributed to the declines in the value, and disruption of historical pricing relationships, of such products.

The adverse impact has further expanded to various markets such as asset-backed commercial paper (ABCP) and loans related to leveraged buyout transactions. In addition, structured investment vehicles (SIVs), which are investment vehicles designed to earn a spread between the short-term debt that they issue and the longer-term investments (including the types of securities that were impacted by the market dislocation) that they make, have faced significant liquidity issues in connection with their issuances of short-term debt as a result of rating agency downgrades of their longer-term investments and other related market developments.

The foregoing market developments have adversely affected our financial condition and results of operations. This subsection sets forth information relating to such effects, taking into account the recommendations relating to disclosure contained within the Report of the Financial Stability Forum on Enhancing Market and Institutional Resilience dated April 7, 2008. All figures in this subsection are approximate amounts based on a managerial accounting basis used for risk monitoring purposes.

In the fiscal year ended March 31, 2008, our three principal banking subsidiaries, Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and Mizuho Securities (including its overseas subsidiaries) incurred the following losses offset in part by hedging profits:

	Fiscal year ended March 31, 2008
	(in billions of yen)
Three principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Losses on sales of and impairment losses on securitization products, etc.	¥(161)
Losses associated with ABCP programs	(112)
Credit-related costs associated with SIVs	(21)
Valuation losses related to loans held for sale mainly in connection with leveraged buyout financings	(60)
Profits from hedging of securitization products exposure with credit default swaps	29

Subtotal	(325)
Mizuho Securities (including its overseas subsidiaries):
Trading losses (net of hedges) on securitization products in trading account assets	(345)
Losses associated with U.S. financial guarantors (monoline insurers)	(64)

Subtotal	(409)

Total	¥(734	)(1)(2)

Notes:

(1)	Our other principal securities subsidiary, Mizuho Investors Securities, held only a negligible amount of securitization products as of March 31, 2008, and its related losses were also negligible.
(2)	The total figure of ¥734 billion differs from the corresponding figure under Japanese GAAP disclosure due mainly to the following reasons:

•

Losses on sales of and impairment losses on securitization products, etc. Difference in recognition criteria for declines in the fair value of securities below cost that are deemed to be “other-than-temporary.” See “—Reconciliation with Japanese GAAP—2. Investments” for further information.

•	Losses associated with ABCP programs. Difference in timing of loss recognition and then applicable foreign currency exchange rates.

•

Valuation losses related to loans held for sale. Difference in the calculation of losses related to loans held for sale. Reserves for possible losses on sales of loans under Japanese GAAP do not include relevant general and specific reserves for possible losses on such loans, while valuation losses related to loans held for sale under U.S. GAAP are generally equivalent to the aggregate amount of losses related to reserves for possible losses on sales of loans and reserves for possible losses on such loans under Japanese GAAP.

Securitization Products

We continue to hold a significant amount of securitization products. The balance of securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) was approximately ¥4,039 billion, of which approximately ¥889 billion was foreign currency-denominated as of March 31, 2008. Similarly, the balance held by Mizuho Securities (including its overseas subsidiaries) was approximately ¥351 billion, of which approximately ¥105 billion was foreign currency-denominated.

We reduced significantly the amount of securitization products, in particular foreign currency-denominated securitization products held by Mizuho Securities, from September 30, 2007. As of September 30, 2007, the balance of securitization products held by our principal banking subsidiaries was approximately ¥4.7 trillion, of which approximately ¥1.2 trillion was foreign currency-denominated. Similarly, the balance held by Mizuho Securities (including its overseas subsidiaries) was ¥0.9 trillion, of which approximately ¥0.5 trillion was foreign currency-denominated.

The following tables show a breakdown of foreign currency-denominated securitization products held by (i) our principal banking subsidiaries and their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities (available-for-sale securities) and (ii) Mizuho Securities and its overseas subsidiaries (trading account assets, net of hedges), as of March 31, 2008:

	As of March 31, 2008				Fiscal year ended March 31, 2008		As of March 31, 2008
	Balance (fair value)		Marks (%) (fair value)/ (face value)	Unrealized gains (losses)	Realized gains (losses)		Hedged proportion within balance (fair value)(1)
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
ABSCDOs, CDOs	¥126		51%	¥(2)	¥(149)		approximately 10%
CDOs backed by RMBS	36	(2)	28	(0)	(117)		—
CDOs except above	90	(3)	77	(2)	(32)		approximately 20%
CDOs backed by claims against corporations	90		77	(2)	(32)		approximately 20%
CDOs backed by commercial mortgage-backed securities (CMBS)	—		—	—	—		—
RMBS	319		86	(0)	(55)		approximately 50%
RMBS with underlying assets in the United States	—	(4)	— (4)	— (4)	(1	)(4)	—
RMBS except above (with underlying assets mainly in Europe)	319		86	(0)	(54)		approximately 50%
ABS, collateralized loan obligations (CLOs) and others	444		85	(2)	(87)		approximately 40%
CLOs	195		86	(2)	(37)		approximately 40%
ABS	169		93	0	(19)		approximately 20%
CMBS	79		89	0	(10)		approximately 50%
SIV-related	—		—	—	(21)		—

Total	¥889	(5)	78%	¥(4)	¥(291)		approximately 40%

Notes:

(1)	Represents the proportions of balances (fair value) of our securitization products that constitute reference assets of our securitization schemes that transferred credit risk to third parties through maturity, using credit default swaps (CDSs) or otherwise. In some of these securitization schemes, a portion of the credit risk of the reference assets remained with us through our retaining a small first loss position and a portion of senior tranches. As of March 31, 2008, the hedges included approximately ¥213 billion (on a notional amount basis) of credit default swaps entered into with a AA range rated banking subsidiary of a multi-line insurance company and approximately ¥100 billion (on a notional amount basis) of credit default swaps entered into with a AA range rated government-affiliated financial institution. The ratings were based on the lowest external ratings as of March 31, 2008.
(2)	Mizuho Corporate Bank acquired a CDO as a substitution payment of loans provided to its sponsoring overseas ABCP conduit in the fiscal year ended March 31, 2008 and incurred a loss of ¥112 billion. The proportion of U.S. subprime mortgage loan-related assets to total underlying assets of this CDO was up to approximately 30%. The entire balance (fair value) was super senior tranche.
(3)	The entire balance consisted of securitization products backed by original assets (i.e., non-securitized assets).
(4)	Excludes Ginnie Mae, Fannie Mae and Freddie Mac bonds. The balance of those bonds as of March 31, 2008 was approximately ¥1.2 trillion, which consisted primarily of Ginnie Mae bonds.
(5)	In addition to the above ¥889 billion of foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities), a portion of our consolidated VIEs that are ABCP conduits held securitization products. See note 2 to the table “Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are located overseas” in “—Overview—Our Special Purpose Entities—Variable Interest Entities (VIEs).”

	As of March 31, 2008			Fiscal year ended March 31, 2008
	Balance (fair value)		Marks (%) (fair value)/ (face value)	Realized gains (losses)
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries):
ABSCDOs, CDOs	¥50		18%	¥(231)
CDOs backed by RMBS	24	(1)	10	(216)
Hedged by CDSs with a non-investment grade(2) U.S. monoline insurer that we deemed to be ineffective (net of allowances)	11		17	(54)
CDOs except above	26	(3)	83	(15)
CDOs backed by claims against corporations	16		92	(12)
Hedged by CDSs with a non-investment grade(2) U.S. monoline insurer that we deemed to be ineffective (net of allowances)	0		—	(10)
CDOs backed by CMBS	0		8	(4)
RMBS	53		27	(164)
RMBS backed by U.S. subprime mortgage loans	15		31	(35)
RMBS except above (backed by mid-prime loans, prime loans and others)	38	(4)	26 (4)	(129	)(4)
RMBS backed by mid-prime loans (Alt-A)	19		26
ABS, CLOs and others	2		67	(5)
CLOs	2		73	(2)
CMBS	0		43	(3)

Total	¥105		22%	¥(400)

Notes:

(1)	The proportion of U.S. subprime mortgage loan related assets to total underlying assets was approximately 20%. Approximately 70% of the balance (fair value) was super senior tranche.
(2)	Credit ratings are based on external ratings as of March 31, 2008.
(3)	The entire balance consisted of securitization products backed by original assets (i.e., non-securitized assets).
(4)	Excludes Ginnie Mae, Fannie Mae and Freddie Mac bonds. The balance of those bonds as of March 31, 2008 was negligible.

The following table shows a breakdown by credit ratings of the counterparties and reference assets of credit default swaps held by Mizuho Securities (including its overseas subsidiaries) as of March 31, 2008:

	As of March 31, 2008
	Notional amount (A)		Fair value of reference asset (B)		Amount to be claimed at settlement (Net present value) (A) – (B) – (any cash received) = (C)		Allowance against (C)
	(in billions of yen)
Credit default swaps held by Mizuho Securities (including its overseas subsidiaries):
AAA(1)	¥168		¥142		¥26		¥0
RMBS CDOs	—		—		—		—
Other CDOs (backed by claims against corporations)	168		142		26		0
of which counterparties are U.S. monoline insurers	83		74		9		0
AA(1)	192		159		13		0
RMBS CDOs	60	(2)	40	(2)	0	(2)	0
Other CDOs (backed by claims against corporations)	132		119		13		0
A to BBB(1)	3		0		3		0
RMBS CDOs	3		0		3		0
Other CDOs (backed by claims against corporations)	—		—		—		—
Non-investment grade or no ratings(1)(2)	2		1		2		0
RMBS CDOs	2	(3)	1	(3)	2	(3)	0	(3)
Other CDOs (backed by claims against corporations)	—		—		—		—

Total	¥366		¥302		¥43		¥0

Of which counterparties are U.S. monoline insurers	¥83		¥74		¥9		¥0

Notes:

(1)	Credit ratings are based on external ratings as of March 31, 2008. Categorized by the lowest rating when multiple ratings exist. When the counterparty was guaranteed by third parties, categorized by the higher rating of the two. Special purpose vehicles that do not have issuer ratings are categorized by the parties to which final risk resided.
(2)	The difference between the notional amount and fair value of reference asset (approximately ¥20 billion) was received in cash from a credit protection seller, and the net present value for that portion thus became nil with no counterparty risk.

(3)	Does not include CDS protections purchased from a non-investment grade U.S. monoline insurer that were deemed ineffective. The fair values of the reference assets (securitization products) were reflected directly on our balance sheet and income statement. See immediately preceding table for information on CDS protections that were deemed ineffective.

The following tables show breakdowns based on credit ratings and geographic distribution of foreign currency-denominated securitization products held by (i) our principal banking subsidiaries and their overseas subsidiaries but excluding subsidiaries of Mizuho Securities (available-for-sale securities) and (ii) Mizuho Securities and its overseas subsidiaries (trading account assets, net of hedges), as of March 31, 2008:

	As of March 31, 2008
	RMBS CDOs	Other CDOs	RMBS	CLOs	ABS	CMBS	Total
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Balance (fair value)	¥36	¥90	¥319 (1)	¥195	¥169 (2)	¥79	¥889
By credit rating(3):
AAA	0%	35%	10%	94%	11%	32%	33%
AA	0	30	38	0	8	40	22
A	0	28	38	0	38	28	26
BBB	0	7	13	0	43	0	14
BB or lower; no ratings	100	0	0	6	0	0	5

By geography(3):
United States	100%	36%	0%	90%	42%	0%	36%
Europe	0	61	91	10	58	100	61
Asia	0	2	9	0	0	0	3

Notes:

(1)	Breakdowns of RMBS on a country-by-country basis and based on year of issuance are as follows:

United Kingdom	50%	2004	8%
Netherlands	19	2005	38
Spain	16	2006	33
Others	15	2007	19

(2)	Major underlying assets of ABS are as follows:

Credit card receivables	57%
Lease/auto loan receivables	34
Others	9

(3)	The percentages in the above table and in the accompanying footnotes are calculated before taking into account the reduction in balance resulting from losses on unhedged securitization products incurred in connection with the discontinuation of business relating to credit investments primarily in Europe. (See note 1 to the table “Foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities)” on page 53 for the definition of hedging.)

	As of March 31, 2008
	RMBS CDOs	Other CDOs	U.S. subprime RMBS	Other RMBS	CLOs	Total
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries):
Balance (fair value)	¥24	¥26	¥15 (1)	¥38 (1)	¥2	¥105
By credit rating:
AAA	2%	32%	0%	61%	0%	30%
AA	9	21	0	31	39	19
A	2	0	0	2	0	1
BBB	50	46	70	0	0	33
BB or lower; no ratings	37	0	30	6	61	16

By geography:
United States	100%	61%	100%	100%	100%	90%
Europe	0	0	0	0	0	0
Asia	0	38	0	0	0	9

Note:

(1)	A breakdown based on year of issuance of RMBS backed by U.S. subprime mortgage loans and other RMBS combined is as follows:

2005	3%
2006	20
2007	74

The following table shows a breakdown of yen-denominated securitization products held by (i) our principal banking subsidiaries and their overseas subsidiaries but excluding subsidiaries of Mizuho Securities (available-for-sale securities) and (ii) Mizuho Securities and its overseas subsidiaries (trading account assets, net of hedges), as of March 31, 2008:

	Our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities)			Mizuho Securities (including its overseas subsidiaries)
	Balance (fair value) as of March 31, 2008	Unrealized gains (losses) as of March 31, 2008		Balance (fair value) as of March 31, 2008		Realized gains (losses) in the fiscal year ended March 31, 2008
	(in billions of yen)
Japanese yen-denominated securitization products	¥3,150	¥(4	)(1)	¥246		¥(9)
ABSCDOs, CDOs	115	(3)		52		(11)
CDOs backed by RMBS	—	—		—		—
CDOs except above	115	(3)		52		(11)
CDOs backed by claims against corporations	106	(3)		52	(2)	(11	)(2)
CDOs backed by CMBS	8	(0)		—		—
RMBS(3)	1,344	4		21		1
ABS, CLOs and others	1,691	(6)		174		1
CMBS	1,015	(6)		12		(0)
ABS	590	0		162		1
CLOs	86	(0)		—		—

Notes:

(1)	Realized losses for our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) in the fiscal year ended March 31, 2008 was ¥3 billion.

(2)	Includes a large transaction of which credit rating was downgraded.
(3)	Represents RMBS originated by Japanese financial institutions and others. Japan Housing Finance Agency Bonds were excluded. Balance of Japan Housing Finance Agency Bonds as of March 31, 2008 was approximately ¥250 billion.

Loans Held for Sale

As of March 31, 2008, we had a total of approximately ¥816 billion in loans held for sale including approximately ¥94 billion in undrawn commitments (including those categorized as impaired loans) related mainly to overseas leveraged buyout financings. In the fiscal year ended March 31, 2008, we incurred valuation losses related to loans held for sale of approximately ¥60 billion. Of the balance of loans held for sale, 79% constituted loans in Europe, 15% in Japan, 3% in the Americas and 3% in Asia (ex-Japan). As of March 31, 2008, the top five loans, in terms of amount of loan balance, represented approximately 70% of total loans held for sale. The total balance of loans related to leveraged buyout financings, including loans held for sale and loans held within our loan portfolio, was ¥1.4 trillion of which ¥0.6 trillion was included in loans held for sale. Of the balance of loans related to leveraged buyout financings, 71% constituted loans in Europe, 14% in the Americas, 10% in Asia (ex-Japan) and 5% in Japan. The balances include commitments that had not been drawn but for which documentation had been concluded.

Securitization Products Guaranteed by U.S. Monoline Insurers

Approximately ¥26 billion of securitization products backed by auto lease receivables, credit card receivables and others (of which approximately ¥7 billion was redeemed at maturity in April 2008) was guaranteed by U.S. monoline insurers. These assets are included in the acquired assets of asset-backed commercial paper/loan programs mentioned in “—Overview—Our Special Purpose Entities—Variable Interest Entities (VIEs)” below. The programs were sponsored by Mizuho Corporate Bank and no U.S. subprime mortgage loan related assets were included in the underlying assets. Although some of the monoline insurers that provided the above guarantees were rated non-investment grade (based on external credit ratings), there were no particular concerns regarding the condition of the underlying assets as of March 31, 2008.

Loans Guaranteed by U.S. Monoline Insurers

Approximately ¥16 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately ¥4 billion was drawn) was guaranteed by U.S. monoline insurers. No U.S. subprime mortgage loan related exposure was included. Although some of the monoline insurers that provided the above guarantees were rated non-investment grade (based on external ratings), there were no particular concerns regarding the credit condition of the projects as of March 31, 2008.

SIV-related

In the fiscal year ended March 31, 2008, we wrote off our investments and loan exposures to SIVs, which resulted in credit-related costs associated with SIVs of ¥21 billion. As a result, we had no investments or loan exposures to SIVs as of March 31, 2008. There were no SIVs that were established by us or to which we provided liquidity support and other assistance.

Other Relevant Information

As of March 31, 2008, we had a total of approximately ¥68 billion in outstanding loans to U.S. mortgage lenders mainly for their working capital, and all of those companies were rated investment grade by external ratings (with approximately 70% of those companies (based on loan amount) having ratings of “A” range or higher). As of March 31, 2008, we had no subprime-related warehouse loans, or loans that provide interim funding to other financial institutions while they accumulate assets for a new asset-backed securities issuance.

As shown above, we continue to hold a significant amount of assets that are exposed to the risk of further declines in value or that may otherwise lead to further losses. While we will endeavor to continue reducing the amount of foreign securitization products through sales or other measures, our exposure to assets that are subject to such risks may increase in the future depending on market conditions and other factors. Although we do not prepare quarterly financial information under U.S. GAAP, we reported further developments under Japanese GAAP for the three months ended June 30, 2008. We recorded losses while reducing the amount of securitization products as disclosed in our report on Form 6-K furnished to the United States Securities and Exchange Commission on July 31, 2008. Market conditions have continued to deteriorate after June 30, 2008, and we may be subject to additional losses in subsequent periods absent a market recovery.

Our Special Purpose Entities

Our use of special purpose entities relates mainly to variable interest entities, or VIEs and qualifying special purpose entities, or QSPEs. The following sets forth information regarding our VIEs and QSPEs, taking into account the recommendations relating to disclosure contained within the Report of the Financial Stability Forum on Enhancing Market and Institutional Resilience.

Variable Interest Entities (VIEs)

Our VIEs are distinguished between those that are consolidated for purposes of our consolidated financial statements and those that are not. VIEs are consolidated if we are deemed to be the primary beneficiary of those VIEs. With respect to certain unconsolidated VIEs, we determined that, while we were not the primary beneficiary, they were “significant unconsolidated variable interest entities” due to our significant variable interests. In the normal course of business, we are involved with VIEs primarily through the following types of transactions:

•	asset-backed commercial paper/loan programs;

•	asset-backed securitizations;

•	investments in securitization products;

•	investment funds; and

•	trust arrangements and other.

The following table shows the amount of assets held by consolidated or significant unconsolidated VIEs related to each type of transaction:

	As of March 31, 2008
	Total assets of consolidated and significant unconsolidated VIEs	Consolidated VIEs	Significant unconsolidated VIEs
		Consolidated assets	Total assets	Maximum exposure to loss(1)
	(in millions of yen)
Asset-backed commercial paper/loan programs	¥3,096,717	¥3,096,717	¥—	¥—
Asset-backed securitizations	2,430,947	788,481	1,642,466	73,962
Single-seller programs	123,139	113,225	9,913	10,000
Investments in securitization products	249,196	249,196	—	—
Investment funds	3,854,499	902,515	2,951,984	402,626
Trust arrangements and other	997,318	—	997,318	421,577

Total	¥10,628,677	¥5,036,909	¥5,591,768	¥898,165

Note:

(1)	Maximum exposure to loss is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing and is not indicative of the ongoing exposure which is managed within our risk management framework.

Asset-backed commercial paper/loan programs in the above table consist of multi-seller programs that we manage, which provide our clients with off-balance-sheet and/or cost-effective financing. Asset-backed securitizations in the above table consist of non-multi-seller programs that we arrange, which include various types of structured financings to meet clients’ various off-balance-sheet financing needs (referred to as single-seller programs in this subsection) and CDOs, CLOs or other repackaged instruments that are issued by VIEs to meet clients’ or investors’ financial needs.

We generally provide liquidity and credit support facilities and other financing to VIEs related to the multi- and single-seller programs, and as a result, these VIEs are generally treated as consolidated VIEs.

See note 25 in our consolidated financial statements included elsewhere in this annual report for further descriptions regarding the above transaction types including those other than the two described above.

Asset-backed commercial paper/loan programs

VIEs categorized under asset-backed commercial paper/loan programs consist of conduits for multi-seller programs. These VIEs purchase receivables from participating clients and other financial assets to meet off-balance-sheet or liquidity needs. The following tables show certain information related to such multi-seller asset-backed commercial paper/loan programs and their acquired assets as of March 31, 2008. All figures in the tables below and in the accompanying footnotes are approximate amounts based on a managerial accounting basis used for risk monitoring purposes.

As of March 31, 2008
(in millions of yen)
Consolidated multi-seller asset-backed commercial paper/loan programs:
Total assets held by conduits	¥3,096,717
Total commercial paper issued by conduits	521,801
Liquidity, credit support facilities and other financing(1)	7,095,117

Note:

(1)	Liquidity, credit support facilities and other financing include conditional and unconditional liquidity and credit facilities as well as loans actually provided.

	Geographic distribution as of March 31, 2008
	Japan	United States	Others	Total
Consolidated multi-seller asset-backed commercial paper/loan programs:
Type of acquired assets:
Credit cards	2%	3%	0%	6%
Residential mortgage loans	0	0	0	0
Auto loans	1	0	0	1
Lease payment receivables	7	2	0	9
Account and note receivables	80	2	0	82
Real estate	0	0	0	0
Others	1	1	0	3

Total	92%	7%	0%	100%

	As of March 31, 2008
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are in Japan:
Type of acquired assets:
Credit cards	0%	0%	2%	0%	0%	2%	2%	0%	0%	2%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	1	1	1	1	0	1
Lease payment receivables	1	0	6	0	1	7	2	5	0	7
Account and note receivables	1	3	29	18	30	80	79	1	0	80
Real estate	0	0	0	0	0	0	0	0	0	0
Others	0	0	1	0	0	1	1	1	0	1

Total	2%	3%	37%	18%	32%	92%	85%	7%	1%	92%

Note:

(1)	Credit ratings are based on internal credit ratings.

	As of March 31, 2008
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are located overseas:
Type of acquired assets:
Credit cards	0%	0%	3%	0%	0%	3%	1%	2%	0%	3%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	0	0	0	0	0	0
Lease payment receivables	1	0	0	0	1	2	1	1	0	2
Account and note receivables	0	0	1	0	0	2	1	0	0	2
Real estate	0	0	0	0	0	0	0	0	0	0
Others	0	0	1	0	0	1	1	0	0	1

Total(2)	1%	0%	5%	1%	1%	8%	4%	3%	1%	8%

Notes:

(1)	Credit ratings are based on internal credit ratings.
(2)	Of the above assets acquired by asset-backed commercial paper/loan programs, approximately ¥249 billion was held by overseas ABCP conduits, of which approximately ¥162 billion was securitization products backed by auto lease receivables, credit card receivables and others (of which approximately ¥26 billion was guaranteed by U.S. monoline insurers as described in “—Overview—Impact of the Dislocation in the Global Financial Markets—Securitization Products Guaranteed by U.S. Monoline Insurers”). In April 2008, credit card receivables-backed securitizations products of approximately ¥57 billion were redeemed in full at maturity (of which approximately ¥7 billion was guaranteed by U.S. monoline insurers).

Asset-backed securitizations

VIEs categorized under asset-backed securitizations include several single-seller programs used for the purpose of off-balance-sheet financing for our corporate customers, to which we provide liquidity and credit support facilities and other financing and are thus generally consolidated. Typically, VIEs related to single-seller programs, purchase corporate claims such as account receivables from our corporate customers and provide factoring services. Those claims are generally generated in the normal course of the on-going businesses of our Japanese corporate customers in Japan, and thus we view the risks related to our providing liquidity and credit support facilities and other financing to be relatively limited under current circumstances. The aggregate amount of assets of such single-seller VIEs was ¥123 billion as of March 31, 2008.

VIEs categorized under asset-backed securitizations also include VIEs that issue CDOs, CLOs or other repackaged instruments that we arrange. The aggregate amounts of assets held by VIEs that issue CDOs categorized as consolidated VIEs and significant unconsolidated VIEs were ¥115 billion and ¥213 billion, respectively. Our maximum exposure to loss with respect to such significant unconsolidated VIEs was ¥32 billion.

Losses relating to VIEs that issue such CDOs, CLOs or other repackaged instruments due to the dislocation in the global financial markets as of March 31, 2008 are generally reflected in our financial statements either through consolidation in the case of consolidated VIEs or through a decline in the value of our interest in VIEs in the case of unconsolidated VIEs. The risk exposure of securitization products related to VIEs that issue such CDOs, CLOs or other repackaged instruments is included in the information set forth in “—Overview—Impact of the Dislocation in the Global Financial Markets” based on a managerial accounting basis used for risk monitoring purposes.

Qualifying Special Purpose Entities (QSPEs)

QSPEs are passive entities designed to purchase assets and pass through the cash flows from those assets to the investors and, subject to specified conditions, are generally exempt from consolidation pursuant to FASB Interpretation No. 46. The total assets of our QSPEs were ¥425 billion as of March 31, 2008. The acquired assets of such QSPEs were primarily residential mortgage loans in Japan.

Critical Accounting Estimates

Note 1 to our consolidated financial statements included elsewhere in this annual report contains a summary of our significant accounting policies. These accounting policies are essential to understanding our financial condition and results of operations. Certain of these accounting policies require management to make critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates are based on information available to us as of the date of the financial statements and could change from period to period. Critical accounting estimates could also involve estimates for which management could have reasonably used another estimate for the relevant accounting period. The use of different estimates could have a material impact on our financial condition and results of operations. The following is a discussion of significant accounting policies for which critical accounting estimates are used.

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

The allowance for loan losses is categorized and evaluated using the following methods:

•

Allowance based on SFAS No. 114. In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No. 114”), we measure the value of specifically identified impaired loans based on the expected cash flows discounted at the loans’ initial effective interest rates, or as a practical expedient, using the observable market prices or the fair value of collateral if the loan is collateral dependent, when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management identifies impaired loans through the credit quality review process, in which the debtor’s ability to service its debt is assessed. The difference between our evaluation of the value of the impaired loan and its principal amount is the amount of the impairment which is recorded in the allowance for loan losses. Estimation of future cash flows is based on a comprehensive analysis of the borrower’s ability to service the debt, any progress made on the borrower’s rehabilitation program and the assumptions used therein.

•

Allowance based on SFAS No. 5. In accordance with SFAS No. 5, “Accounting for Contingencies” (“SFAS No. 5”), a formula-based allowance utilizing historical loss factors is applied to certain impaired loans which are aggregated for purposes of measuring impairment, groups of small balance, homogeneous loans and other non-homogenous loans which have not been identified as impaired. The determination of expected losses is based on a statistical analysis of our historical default and loan loss data, as well as data from third-party sources. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

•

Adjustment of SFAS No. 5 Allowance. In addition to the allowance for loan losses based on historical loss factors, the historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting key lending areas, credit quality trends, specific industry conditions and recent loss experience in the segments of the loan portfolio. For loans which are not deemed to be impaired under SFAS No. 114 but to which special isolated risks apply, management assesses each loan individually to determine appropriate allowance amounts in lieu of mechanically applying the SFAS No. 5 formula-based allowance.

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

Valuation of Financial Instruments

We hold various debt and equity securities and derivatives in our trading account. We also hold various available-for-sale securities and other investments in our investments account. We generally value all such investments and derivatives based on their fair value. For investments and derivatives for which an active market, including dealers’ quotes, exists, we determine fair value based on their market price. Dealers’ quotes are used for determining fair value only if the financial instrument is not listed on any exchange or otherwise does not have an exchange quotation and an active dealers’ market exists for the instrument. However, if no such market exists, fair value is determined as follows:

•	with respect to certain debt securities (which comprise approximately 12.6% and 5.5% of total trading securities and investments carried at fair value as of March 31, 2007 and 2008, respectively), we estimate fair value based on the market value of similar securities with an active market, taking into consideration the time to maturity and the credit rating of the issuer;

•

with respect to certain derivatives (which comprise approximately 99.6% and 99.5% of total derivative assets and 99.2% and 99.3% of total derivative liabilities as of March 31, 2007 and 2008, respectively), we estimate fair value by assessing future cash flows and discounting such cash flows based on appropriate market interest rates. Such estimation involves the application of forward curves and valuation models to market-based parameters, with adjustments made as necessary based on credit risk and liquidity risk. Furthermore, in the limited cases where the valuation cannot be made based on market-based parameters (which comprise approximately 0.1% and 0.0% of derivative assets as of March 31, 2007 and 2008, respectively), management makes its best estimate of the fair value. In such cases, profits related to the transaction are deferred and amortized over the term of the derivative contract; and

•

with respect to certain non-marketable equity securities (which comprise approximately 0.2% and 0.2% of total trading securities and investments carried at fair value as of March 31, 2007 and 2008, respectively), we estimate fair value by various modeling techniques, referring to the price or net assets of benchmark securities or employing EBITDA multiple analysis as management deems appropriate based on the circumstances and market participants’ practice.

The above determinations involve subjective judgments with respect to the method of valuation used and the parameters used in the valuation. If these subjective judgments prove to be inaccurate, our financial condition and results of operations could be materially and adversely affected.

Valuation of Deferred Income Taxes

Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. Pursuant to SFAS No. 109, “Accounting for Income Taxes,” as amended (“SFAS No. 109”), a valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized, based on projected future income and future reversals of existing taxable temporary differences. Because we have not opted to be subject to consolidated taxation, deferred tax assets and liabilities are calculated separately for each member of our consolidated group.

The determination of a valuation allowance is an inherently uncertain process due to the use of projected future taxable income and subjective assessments in the effectiveness of our available tax planning strategies provided for under SFAS No. 109. For example, variances in future projected operating performance or tax law changes that impact our tax planning strategies could result in a change in the valuation allowance. If we are not able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to income tax expense in the period such determination is made, and this could materially and adversely affect our financial condition and results of operations.

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

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen)
Interest and dividend income	¥1,957.9	¥2,639.3	¥3,110.2
Interest expense	944.9	1,571.4	1,911.5

Net interest income	1,013.0	1,067.9	1,198.7
Provision (credit) for loan losses	(157.7)	182.1	(57.8)

Net interest income after provision (credit) for loan losses	1,170.7	885.8	1,256.5
Noninterest income	995.1	1,195.9	1,094.9
Noninterest expenses	1,454.3	1,294.6	1,450.6

Income before income tax expense (benefit)	711.5	787.1	900.8
Income tax expense (benefit)	(374.2)	163.2	672.2

Net income	¥1,085.7	¥623.9	¥228.6

Executive Summary

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net interest income increased by ¥130.8 billion, or 12.2%, from the previous fiscal year to ¥1,198.7 billion in the fiscal year ended March 31, 2008 due to an increase in net foreign interest and dividend income of ¥118.6 billion and an increase in net domestic interest and dividend income of ¥12.3 billion. The increase in net foreign interest and dividend income was due mainly to the effects of an increase in the average balance of foreign loans and investments as a result of our efforts to increase such assets which more than offset the effects of the increase in the average balances of foreign short-term borrowings and foreign deposits as we increased funding from these sources for our loans and investments in foreign securities. The increase in net domestic interest and dividend income was due mainly to an increase in interest and dividend income on loans and investments, reflecting a rise in the average loan yield as a result of an increase in yen interest rate levels, offset in part by an increase in domestic interest expense, such as interest expense on deposits, reflecting an increase in yen interest rate levels. The increase in domestic interest and dividend income was larger than the increase in domestic interest expense due mainly to the general insensitivity of yen demand deposits to changes in market interest rate levels. We had a credit for loan losses of ¥57.8 billion compared to a provision of ¥182.1 billion in the previous fiscal year due to upgrades in the internal credit ratings of some large borrowers which had previously been downgraded in the fiscal year ended March 31, 2007, offset in part by an increase in the allowance for loan losses due mainly to the declining trend in the financial condition of SMEs and the downgrading of some large borrowers.

Noninterest income decreased by ¥101.0 billion, or 8.4%, from the previous fiscal year to ¥1,094.9 billion in the fiscal year ended March 31, 2008 due mainly to a decrease in trading account gains—net and a decrease in other noninterest income, offset in part by foreign exchange gains—net recorded in the fiscal year compared to foreign exchange losses—net incurred in the previous fiscal year. The decrease in trading account gains—net was due mainly to the trading losses on securitization products incurred by Mizuho Securities and its overseas subsidiaries in connection with the dislocation in the global financial markets stemming from U.S. subprime loan issues. The decrease in other noninterest income was due mainly to the subsidy received from the Japanese government in the fiscal year ended March 31, 2007 after the completion of the transfer of the obligations and assets relating to the substitutional portion of the employees’ pension funds to the government. The foreign exchange gains—net was due mainly to the translation gains with respect to foreign currency-denominated liabilities that were funded and incurred to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities in the fiscal year ended March 31, 2008, compared to translation losses in the previous fiscal year.

Noninterest expenses increased by ¥156.0 billion, or 12.1%, from the previous fiscal year to ¥1,450.6 billion in the fiscal year ended March 31, 2008 due mainly to an increase in other noninterest expenses and the incurrence of impairment of goodwill offset in part by a decrease in minority interest in consolidated subsidiaries. The increase in other noninterest expenses was due mainly to valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings reflecting the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues. The impairment of goodwill was due to the carrying amount of the goodwill relating to Mizuho Investors Securities and Mizuho Securities exceeding their fair value. The decrease in minority interest in consolidated subsidiaries was due mainly to significant losses incurred by Mizuho Securities as a result of the dislocation in the global financial markets stemming from U.S. subprime loan issues.

As a result of the foregoing, income before income tax expense (benefit) increased by ¥113.7 billion to ¥900.8 billion. Income tax expense increased by ¥509.0 billion to ¥672.2 billion in the fiscal year ended March 31, 2008 due mainly to an increase in the deferred income tax expense. As a result, net income in the fiscal year ended March 31, 2008 was ¥228.6 billion, a decrease of ¥395.3 billion from the previous fiscal year.

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

Noninterest income increased by ¥200.8 billion, or 20.2%, from the previous fiscal year to ¥1,195.9 billion in the fiscal year ended March 31, 2007 due mainly to an increase in trading account gains—net and other noninterest income offset in part by an incurrence of investment losses—net. The increase in trading account gains—net was due mainly to the gain related to changes in the fair value of derivatives and other financial instruments used for hedging purpose that were not eligible for hedge accounting under U.S. GAAP. The increase in other noninterest income was due mainly to the subsidy received from the Japanese government in connection with the completion of the transfer of the obligations and assets relating to the substitutional portion of the employees’ pension funds to the government. These increases were offset in part by investment losses—net due mainly to impairment losses on equity securities, relating primarily to preferred stock issued by a large non-bank financial company.

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

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006			2007			2008
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥876.7	¥25.3	2.88%	¥585.7	¥29.7	5.08%	¥779.3	¥24.8	3.18%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	7,695.1	5.1	0.07	7,965.5	25.4	0.32	7,543.8	49.3	0.65
Trading account assets	7,832.0	20.5	0.26	6,695.1	19.9	0.30	7,388.9	34.1	0.46
Investments	30,404.6	155.3	0.51	28,106.5	234.1	0.83	27,900.5	282.0	1.01
Loans	58,348.1	836.5	1.43	58,401.0	899.1	1.54	57,661.8	1,020.2	1.77

Total interest-earning assets	105,156.5	1,042.7	0.99	101,753.8	1,208.2	1.19	101,274.3	1,410.4	1.39
Deposits	60,742.0	121.6	0.20	62,072.8	234.5	0.38	64,295.7	337.5	0.52
Debentures	7,256.5	48.2	0.66	5,629.2	34.1	0.61	3,965.3	23.7	0.60
Short-term borrowings(1)	21,047.8	37.4	0.18	19,220.3	81.7	0.43	19,043.3	158.3	0.83
Trading account liabilities	5,145.9	33.7	0.66	4,658.2	13.7	0.29	4,232.4	8.2	0.19
Long-term debt	6,430.6	126.1	1.96	5,796.7	161.3	2.78	7,548.8	187.5	2.48

Total interest-bearing liabilities	100,622.8	367.0	0.36	97,377.2	525.3	0.54	99,085.5	715.2	0.72

Net	4,533.7	675.7	0.63	4,376.6	682.9	0.65	2,188.8	695.2	0.67

Foreign:
Interest-bearing deposits in other banks	623.8	25.8	4.13	1,231.1	46.9	3.81	1,439.1	53.5	3.72
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	7,284.5	262.2	3.60	9,574.9	477.8	4.99	11,259.8	534.7	4.75
Trading account assets	3,906.5	40.8	1.04	3,865.7	49.6	1.28	4,337.1	50.3	1.16
Investments	7,567.0	295.1	3.90	8,882.6	378.8	4.26	9,840.1	446.6	4.54
Loans	7,269.2	291.3	4.01	9,641.9	478.0	4.96	10,860.7	614.7	5.66

Total interest-earning assets	26,651.0	915.2	3.43	33,196.2	1,431.1	4.31	37,736.8	1,699.8	4.50
Deposits	5,490.0	154.5	2.81	8,675.0	349.1	4.02	9,349.3	416.7	4.46
Short-term borrowings(1)	11,007.9	388.8	3.53	12,651.4	620.5	4.90	15,538.5	737.4	4.75
Trading account liabilities	3,254.5	19.1	0.59	3,597.2	58.0	1.61	3,361.2	18.9	0.56
Long-term debt	734.5	15.5	2.11	455.9	18.5	4.06	784.7	23.3	2.97
Total interest-bearing liabilities	20,486.9	577.9	2.82	25,379.5	1,046.1	4.12	29,033.7	1,196.3	4.12

Net	6,164.1	337.3	0.61	7,816.7	385.0	0.19	8,703.1	503.5	0.38

Total:
Total interest-earning assets	131,807.5	1,957.9	1.49	134,950.0	2,639.3	1.96	139,011.1	3,110.2	2.24
Total interest-bearing liabilities	121,109.7	944.9	0.78	122,756.7	1,571.4	1.28	128,119.2	1,911.5	1.49

Net	¥10,697.8	¥1,013.0	0.71	¥12,193.3	¥1,067.9	0.68	¥10,891.9	¥1,198.7	0.75

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Interest and dividend income increased by ¥470.9 billion, or 17.8%, from the previous fiscal year to ¥3,110.2 billion yen in the fiscal year ended March 31, 2008. Domestic interest and dividend income accounted for ¥1,410.4 billion of the total amount, an increase of ¥202.2 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥1,699.8 billion, an increase of ¥268.7 billion from the previous fiscal year.

The increase in domestic interest and dividend income was due mainly to the increase in interest and dividend income from domestic loans and domestic investments. The increase in interest income from domestic loans was due to a rise in the average yield on domestic loans of 0.23%, reflecting an increase in yen interest rate levels, offset in part by the effect of a decrease in the average balance of domestic loans of ¥739.2 billion, resulting from reduced corporate loan demand. The increase in interest and dividend income from domestic investments was due mainly to the increase of 0.18% in average yield, reflecting an increase in yen interest rate levels. The changes in the average yields on domestic interest-earning assets contributed to an overall increase in interest and dividend income of ¥208.2 billion, and the changes in average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥6.0 billion, resulting in the ¥202.2 billion increase in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to increases in interest and dividend income from foreign loans and foreign investments, as well as foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. These increases were due mainly to increases in average balances, reflecting the increases in our foreign lending and investment as a result of our efforts to increase such foreign assets, in spite of the appreciation of the yen against currencies such as the U.S. dollar. The changes in average yields on foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥68.6 billion, and the changes in average balances of foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥200.1 billion, resulting in the ¥268.7 billion increase in foreign interest and dividend income.

Interest expense increased by ¥340.1 billion, or 21.6%, from the previous fiscal year to ¥1,911.5 billion in the fiscal year ended March 31, 2008. Domestic interest expense accounted for ¥715.2 billion of the total amount, an increase of ¥189.9 billion from the previous fiscal year, and foreign interest expense accounted for ¥1,196.3 billion of the total amount, an increase of ¥150.2 billion from the previous fiscal year.

The increase in domestic interest expense was due mainly to an increase in interest expense on domestic deposits and short-term borrowings. The increase in interest expense on domestic interest-bearing deposits was due to an increase of 0.14% in the average interest rate, reflecting an increase in yen interest rate levels. The increase in interest expense on short-term borrowings also reflects the increase in yen interest rate levels. The changes in average interest rates on domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥149.6 billion, and the changes in average balances of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥40.3 billion, resulting in the ¥189.9 billion increase in domestic interest expense.

The increase in foreign interest expense was due mainly to increases in interest expense on foreign short-term borrowings and deposits. These increases were due mainly to the increase in their average balances as we increased funding from these sources for our investments in foreign securities and loans. The changes in average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥21.3 billion, and the changes in average balances of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥171.5 billion, resulting in the ¥150.2 billion increase in foreign interest expense.

The increase of 0.37% in the average yield on loans in the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007 was larger than the increase of 0.20% in the average rate on interest-bearing deposits over the same period. Taking into account only domestic loans and domestic deposits, the increase of 0.23% in the average yield on domestic loans was larger than the increase of 0.14% in the average rate on domestic interest-bearing deposits due mainly to the general insensitivity of yen demand deposits to changes in market interest rate levels.

As a result of the foregoing, net interest income increased by ¥130.8 billion, or 12.2%, from the previous fiscal year to ¥1,198.7 billion. Average interest rate spread rose by 0.07% to 0.75%, with domestic average interest rate spread rising by 0.02%, due mainly to a rise in average yield on investments and loans, which more than offset the effect of a rise in average interest rate on deposits, both of which reflects rising yen interest rate levels, and foreign average interest rate spread rising by 0.19% due mainly to the effect of the rise in average yield on loans exceeding the effect of the rise in average interest rate on deposits.

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

The increase in domestic interest and dividend income was due mainly to the increase in interest and dividend income from domestic loans and domestic investments. The increase in interest income from domestic loans was due to a rise in the average yield on domestic loans. The average yield on domestic loans rose by 0.11% reflecting an increase in yen interest rate levels. The increase in interest and dividend income from domestic investments was due mainly to the increase of 0.32% in average yield reflecting an increase in yen interest rate levels, offset in part by the effect of a decrease in the average balance of domestic investments of ¥2,298.1 billion resulting from the sales of bonds with relatively low yields in connection with the restructuring of our bond portfolio. The changes in the average yields on domestic interest-earning assets contributed to an overall increase in interest and dividend income of ¥187.3 billion, and the changes in average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥21.7 billion, the latter due mainly to the decrease in average balance of domestic investments and trading account assets, resulting in the ¥165.6 billion increase in domestic interest and dividend income.

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

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

We had a credit for loan losses of ¥57.8 billion in the fiscal year ended March 31, 2008 compared to a provision for loan losses of ¥182.1 billion in the previous fiscal year. The credit for loan losses was due mainly to upgrades in the internal credit ratings of some large borrowers, including the upgrade of a large non-bank financial company borrower as a result of the financial support described in “Item 5. Operating and Financial Review and Prospects—Overview—Other Business Events” of our annual report on Form 20-F filed on August 10, 2007. Such borrowers had previously been downgraded in the second half of the fiscal year ended March 31, 2007, which was one of the main contributing factors to the significant provision for loan losses recorded in such fiscal year. The credit for loan losses was offset in part by an increase in allowance for loan losses due mainly to the declining trend in the financial condition of SMEs that have relatively weak business bases and the downgrading of some large borrowers to lower internal credit ratings. See “—Financial Condition—Assets—Allowance for Loan Losses—Provision (credit) for loan losses.”

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

We had a provision for loan losses of ¥182.1 billion in the fiscal year ended March 31, 2007 compared to a credit for loan losses of ¥157.7 billion in the previous fiscal year. The provision in the fiscal year ended March 31, 2007 was due mainly to an increase in allowance for loan losses reflecting mainly the downgrade in credit rating of a large non-bank financial company mentioned above and another large borrower and its subsidiaries, which was offset by the effect of improvements in the credit quality of our previously troubled borrowers and general improvements in the Japanese economy.

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen)
Fees and commissions	¥688.7	¥683.0	¥633.1
Fees and commissions from remittance business	116.0	116.0	117.4
Fees and commissions from securities-related business	133.2	101.9	94.9
Fees and commissions from deposits, debentures and lending business	113.9	116.3	87.8
Trust fees	75.8	66.3	64.1
Fees for other customer services	249.8	282.5	268.9
Foreign exchange gains (losses)—net	(110.7)	(51.3)	296.7
Trading account gains—net	20.3	389.9	136.0
Investment gains (losses)—net	143.5	(186.0)	(191.3)
Investment losses related to bonds	(179.6)	(121.6)	(314.1)
Investment gains (losses) related to equity securities	289.0	(43.0)	121.2
Others	34.1	(21.4)	1.6
Gains on disposal of premises and equipment	65.5	64.6	37.2
Other noninterest income	187.8	295.7	183.2

Total noninterest income	¥995.1	¥1,195.9	¥1,094.9

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Noninterest income decreased by ¥101.0 billion, or 8.4%, from the previous fiscal year to ¥1,094.9 billion in the fiscal year ended March 31, 2008. The decrease was due mainly to a decrease in trading account gains—net of ¥253.9 billion and a decrease in other noninterest income of ¥112.5 billion, offset in part by foreign exchange gains—net of ¥296.7 billion compared to foreign exchanges losses—net in the previous year.

Fees and commissions

Fees and commissions income decreased by ¥49.9 billion, or 7.3%, from the previous fiscal year to ¥633.1 billion in the fiscal year ended March 31, 2008. The decrease was due mainly to a decrease of ¥28.5 billion in fees and commissions from deposits, debentures and lending business, a decrease of ¥13.6 billion in fees for other customer services and a decrease of ¥7.0 billion in fees and commissions from securities-related business. The decrease in fees and commissions from deposits, debentures and lending business, such as fee income associated with domestic syndicated loans, was due mainly to increased competition among banks in the domestic loan market and a decrease in transactions of overseas leveraged buyout and other financings as a result of the dislocation in the global financial markets stemming from U.S. subprime loan issues. The decrease in fees for other customer services was due mainly to a decrease in fees from agency business including credit card processing fees earned by UC Card, a former consolidated subsidiary of ours, due to its becoming an equity-method affiliate of ours in June 2007. Accordingly, fees from agency business of UC Card was not recorded under fees and commissions in the fiscal year ending March 31, 2008, and our share of income or loss of UC Card was instead included within investment losses—net. The decrease in fees and commissions from securities-related business was due mainly to decreases in underwriting commissions related to private offerings of debt securities and sales commissions related to investment trusts. The decrease in sales commissions related to investment trusts was due mainly to the effects of the dislocation in the global financial markets stemming from U.S. subprime loan issues.

Foreign exchange gains (losses)—net

Foreign exchange gains (losses)—net were gains of ¥296.7 billion in the fiscal year ended March 31, 2008 compared to losses of ¥51.3 billion in the previous fiscal year. The change was due mainly to ¥440.1 billion of translation gains with respect to foreign currency-denominated liabilities that were funded and incurred to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities in the fiscal year ended March 31, 2008, compared to ¥117.3 billion of translation losses in the previous fiscal year.

Trading account gains—net

Trading account gains—net decreased by ¥253.9 billion, or 65.1%, to ¥136.0 billion in the fiscal year ended March 31, 2008. The decrease was due mainly to the trading losses on securitization products incurred by Mizuho Securities and its overseas subsidiaries in connection with the dislocation in the global financial markets stemming from U.S. subprime loan issues. See “—Overview—Impact of the Dislocation in the Global Financial Markets.”

Investment losses—net

Investment losses—net increased by ¥5.3 billion, or 2.8%, from ¥186.0 billion in the previous fiscal year to ¥191.3 billion in the fiscal year ended March 31, 2008. The increase was due mainly to an increase of ¥192.5 billion in investment losses related to bonds to ¥314.1 billion in the fiscal year ended March 31, 2008 due mainly to an increase in losses on sales of, and impairment losses on, various types of securitization products incurred in the fiscal year ended March 31, 2008 due to the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues. See “—Overview—Impact of the Dislocation in the Global Financial Markets.” The effect was offset in part by a decrease in impairment losses on Japanese government bonds. Investment gains (losses) related to equity securities were gains of ¥121.2 billion in the fiscal year ended March 31, 2008, compared to losses of ¥43.0 billion in the previous fiscal year, due mainly to active sales of listed common stocks, preferred stocks and equity-related alternative funds investments in the fiscal year ended March 31, 2008 as well as impairment losses on preferred stock issued by a large non-bank financial company incurred in the fiscal year ended March 31, 2007.

Gains on disposal of premises and equipment

Gains on disposal of premises and equipment decreased by ¥27.4 billion, or 42.4%, from the previous fiscal year to ¥37.2 billion in the fiscal year ended March 31, 2008 due mainly to decreased gains on the sale of real estate related to closed branches.

Other noninterest income

Other noninterest income decreased by ¥112.5 billion, or 38.0%, from the previous fiscal year to ¥183.2 billion in the fiscal year ended March 31, 2008. The decrease was due mainly to the subsidy of ¥177.4 billion received from the Japanese government in the fiscal year ended March 31, 2007 after the completion of the transfer of the obligations and assets relating to the substitutional portion of the employees’ pension funds to the government. Additional information regarding the transfer of the obligation and assets relating to the employees’ pension funds to the government is included in note 21 to our consolidated financial statements included elsewhere in this annual report.
Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Noninterest income increased by ¥200.8 billion, or 20.2%, from the previous fiscal year to ¥1,195.9 billion in the fiscal year ended March 31, 2007. The increase was due mainly to an increase in trading account gains—net of ¥369.6 billion and an increase in other noninterest income of ¥107.9 billion offset in part by an incurrence of investment losses—net of ¥186.0 billion compared to investment gains—net of ¥143.5 billion in the previous fiscal year.

Fees and commissions

Fees and commissions income decreased by ¥5.7 billion, or 0.8%, from the previous fiscal year to ¥683.0 billion in the fiscal year ended March 31, 2007. The decrease was due mainly to a decrease of ¥31.3 billion in fees and commissions from securities-related business and a decrease of ¥9.5 billion in trust fees, offset in part by an increase of ¥32.7 billion in fees for other customer services. The decrease in fees and commissions from securities-related business was due mainly to decreases in stock brokerage fees and underwriting commissions related to private offerings of debt securities, offset in part by an increase in sales commissions related to investment trusts. Trust fees decreased due mainly to fees recorded in the fiscal year ended March 31, 2006 in connection with a one-time sale of loan assets related to loan trusts in connection with our cessation of sales activities for loan trust products. The increase in fees for other customer services was due mainly to increases in trust business-related fees other than those included in trust fees such as brokerage fees related to real estate transactions, fees from agency businesses such as credit card processing fees earned by UC Card and other fees and commissions such as sales agency fees related to insurance products. UC Card, a former consolidated subsidiary of ours, became an equity-method affiliate of ours in June 2007 in connection with the consolidation and reorganization of our credit card business.

Foreign exchange losses—net

Foreign exchange losses—net decreased by ¥59.4 billion, or 53.7%, from the previous fiscal year to ¥51.3 billion in the fiscal year ended March 31, 2007. The decrease was due mainly to a decrease of ¥129.6 billion from ¥246.9 billion in the fiscal year ended March 31, 2006 to ¥117.3 billion in the fiscal year ended March 31, 2007 in translation losses with respect to foreign currency-denominated liabilities that were funded and incurred to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities.

Trading account gains—net

Trading account gains—net increased by ¥369.6 billion from ¥20.3 billion in the previous fiscal year to ¥389.9 billion in the fiscal year ended March 31, 2007. The increase was due to the gain of ¥70.6 billion in the fiscal year ended March 31, 2007 related to changes in the fair value of instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP, which was a loss of ¥282.7 billion in the previous fiscal year.

Investment gains (losses)—net

Investment gains (losses)—net were losses of ¥186.0 billion in the fiscal year ended March 31, 2007 compared to gains of ¥143.5 billion in the previous fiscal year. The change was due mainly to the investment losses related to equity securities of ¥43.0 billion incurred in the fiscal year ended March 31, 2007, compared to investment gains related to equity securities of ¥289.0 billion, due mainly to impairment losses on preferred stock issued by a large non-bank financial company. Investment losses related to bonds decreased by ¥58.0 billion to ¥121.6 billion in the fiscal year ended March 31, 2007 due mainly to ¥148.5 billion in losses realized on the sale of Japanese government bonds in connection with the restructuring of our bond portfolio and ¥75.4 billion in impairment losses on Japanese government bonds in the fiscal year ended March 31, 2006. The effect was offset in part by ¥160.2 billion in impairment losses on Japanese government bonds in the fiscal year ended March 31, 2007 reflecting rising interest rates.

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

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen)
Salaries and employee benefits	¥435.2	¥416.7	¥436.1
General and administrative expenses	455.7	481.0	508.8
Impairment of goodwill	—	—	50.3
Occupancy expenses	178.2	172.5	196.7
Fees and commission expenses	96.1	111.6	111.1
Provision (credit) for losses on off-balance-sheet instruments	34.0	(37.8)	5.1
Minority interest in consolidated subsidiaries	69.0	27.7	(53.7)
Other noninterest expenses	186.1	122.9	196.2

Total noninterest expenses	¥1,454.3	¥1,294.6	¥1,450.6

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Noninterest expenses increased by ¥156.0 billion, or 12.1%, from the previous fiscal year to ¥1,450.6 billion in the fiscal year ended March 31, 2008. The increase was due mainly to an increase in other noninterest expenses of ¥73.3 billion and the incurrence of impairment of goodwill of ¥50.3 billion offset in part by a decrease in minority interest in consolidated subsidiaries of ¥81.4 billion.

Salaries and employee benefits

Salaries and employee benefits increased by ¥19.4 billion, or 4.7%, from the previous fiscal year to ¥436.1 billion in the fiscal year ended March 31, 2008 due mainly to an increase in personnel costs related to an increase in business promotion staff engaged in strategic business areas, offset in part by a decrease in employee retirement benefit expenses, resulting from an increase in the expected return on retirement plan assets, from ¥77.3 billion in the previous fiscal year to ¥95.2 billion in the fiscal year ended March 31, 2008.

General and administrative expenses

General and administrative expenses increased by ¥27.8 billion, or 5.8%, from the previous fiscal year to ¥508.8 billion in the fiscal year ended March 31, 2008. The increase was due mainly to an increase in general and administrative expenses related to the enhancements to our domestic infrastructure to promote our consulting activities with individuals and the expansion of our international office network.

Impairment of goodwill

Impairment of goodwill of ¥50.3 billion was incurred in the fiscal year ended March 31, 2008 due to the carrying amount of Mizuho Investors Securities and Mizuho Securities, each a subsidiary of ours, exceeding their fair value as a result of a decrease in the market price of common stock of Mizuho Investors Securities and decreased future cash flows estimation of Mizuho Securities. Additional information regarding the impairment of goodwill is included in note 8 to our consolidated financial statements included elsewhere in this annual report.

Occupancy expenses

Occupancy expenses increased by ¥24.2 billion, or 14.0%, from the previous fiscal year to ¥196.7 billion in the fiscal year ended March 31, 2008. The increase was due mainly to an increase in depreciation expenses as a result of a change in the declining-balance method for depreciating premises and equipment. Additional information regarding the change in the declining-balance method is included in note 1 to our consolidated financial statements included elsewhere in this annual report.

Provision (credit) for losses on off-balance-sheet instruments

Provision (credit) for losses on off-balance-sheet instruments was a provision of ¥5.1 billion in the fiscal year ended March 31, 2008 compared to a credit of ¥37.8 billion in the previous fiscal year. The change was due mainly to a reversal of allowance for losses on off-balance-sheet transactions in the fiscal year ended March 31, 2007 as a result mainly of the sale of commitment lines for certain large obligors. As a result of the provision, the balance of allowance for losses on off-balance-sheet transactions increased to ¥49.0 billion as of March 31, 2008 from ¥43.9 billion as of March 31, 2007.

Minority interest in consolidated subsidiaries

Minority interest in consolidated subsidiaries was an income of ¥53.7 billion in the fiscal year ended March 31, 2008 compared to an expense of ¥27.7 billion in the previous fiscal year. This change was due mainly to the allocation of the significant losses incurred by Mizuho Securities, as a result of the dislocation in the global financial markets stemming from U.S. subprime loan issues, to minority shareholders.

Other noninterest expenses

Other noninterest expenses increased by ¥73.3 billion from the previous fiscal year to ¥196.2 billion in the fiscal year ended March 31, 2008 due mainly to ¥59.8 billion in valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings, as a result of the increase in the outstanding balance of loans held for sale which remained unsold reflecting the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues. See “—Overview—Impact of the Dislocation in the Global Financial Markets.”

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

Income Tax Expense (Benefit)

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen)
Current:
Domestic	¥43.7	¥27.9	¥9.7
Foreign	26.7	22.4	35.5

Total current tax expense (benefit)	70.4	50.3	45.2
Deferred:
Domestic	(445.6)	112.4	626.3
Foreign	1.0	0.5	0.7

Total deferred tax expense (benefit)	(444.6)	112.9	627.0

Total income tax expense (benefit)	¥(374.2)	¥163.2	¥672.2

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Income tax expense increased by ¥509.0 billion from the previous fiscal year to ¥672.2 billion in the fiscal year ended March 31, 2008. Current income tax expense in the fiscal year ended March 31, 2008 decreased by ¥5.1 billion to ¥45.2 billion from the previous fiscal year.

Deferred income tax expense increased by ¥514.1 billion from the previous fiscal year to ¥627.0 billion in the fiscal year ended March 31, 2008 due mainly to the declining realizability of future tax benefits based on a decrease in expected future taxable income and reduced efficacy of available tax planning strategies resulting from declines in domestic stock markets.

Gross deferred tax assets decreased by ¥388.5 billion in the fiscal year ended March 31, 2008 due mainly to a decrease of net operating loss carryforwards resulting from its utilization. Valuation allowance increased by ¥245.9 billion in the fiscal year ended March 31, 2008 due mainly to deteriorated realizability of future tax benefits. As a result, deferred tax assets, net of valuation allowance decreased by ¥634.4 billion from the end of the previous fiscal year to ¥1,810.8 billion at March 31, 2008.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Income tax expense (benefit) in the fiscal year ended March 31, 2007 was an expense of ¥163.2 billion compared to a benefit of ¥374.2 billion in the previous fiscal year. Current income tax expense in the fiscal year ended March 31, 2007 decreased by ¥20.1 billion to ¥50.3 billion from the previous fiscal year.

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

The following table shows components of deferred tax assets as of March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen)
Deferred tax assets:
Investments	¥1,030.6	¥1,142.9	¥1,176.4
Allowance for loan losses	424.4	456.8	333.9
Premises and equipment	53.3	41.9	38.4
Financial Stabilization Funds	34.5	30.3	25.9
Derivative financial instruments	137.2	91.6	9.1
Net operating loss carryforwards	2,989.9	2,677.0	2,402.6
Other	259.2	209.9	275.6

Gross deferred tax assets	4,929.1	4,650.4	4,261.9

Valuation allowance	(2,384.0)	(2,205.2)	(2,451.1)

Deferred tax assets, net of valuation allowance	2,545.1	2,445.2	1,810.8
Deferred tax liabilities:
Available-for-sale securities	1,399.9	1,552.8	784.3
Undistributed earnings of subsidiaries	75.1	36.9	4.5
Prepaid pension cost and accrued pension liabilities	45.7	130.7	3.2
Other	50.6	122.5	106.4

Gross deferred tax liabilities	1,571.3	1,842.9	898.4

Net deferred tax assets	¥973.8	¥602.3	¥912.4

The following table shows deferred tax assets and deferred tax liabilities, which are netted within the same tax jurisdiction for presentation in the balance sheets, as of March 31, 2006, 2007 and 2008:

	As of March 31,
	2006	2007	2008
	(in billions of yen)
Deferred tax assets on the balance sheet	¥996.5	¥618.7	¥923.6
Deferred tax liabilities on the balance sheet	22.7	16.4	11.2

Net deferred tax assets	¥973.8	¥602.3	¥912.4

Net Income

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

As a result of the foregoing, net income decreased by ¥395.3 billion from the previous fiscal year to ¥228.6 billion in the fiscal year ended March 31, 2008.

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

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities, but including Mizuho Securities’ subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also includes elimination of transactions between companies within the Global Corporate Group.

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

Mizuho Investors Securities

Mizuho Investors Securities offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

Others

This segment consists of Mizuho Bank’s subsidiaries other than Mizuho Investors Securities. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group. This segment also includes elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Others

This segment includes companies other than Mizuho Trust & Banking which are a part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, Trust & Custody Services Bank, Mizuho Asset Management and DIAM (formerly known as DLIBJ Asset Management), which is an equity-method affiliate. They offer products and services related to private banking, trust and custody, and asset management. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments for the fiscal year ended March 31, 2007 and 2008 is derived from our internal management reporting system. Information for the fiscal year ended March 31, 2006 is also derived from our internal management reporting system reclassified to conform to the presentation for the following fiscal years.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2008 were ¥1,660.9 billion, a decrease of ¥456.5 billion compared to the previous fiscal year. Consolidated general and administrative expenses (excluding non-recurring expenses) for the fiscal year ended March 31, 2008 were ¥1,093.3 billion, an increase of ¥17.4 billion compared to the previous fiscal year. Consolidated net business profits for the fiscal year ended March 31, 2008 were ¥511.2 billion, a decrease of ¥480.4 billion compared to the previous fiscal year.

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the fiscal years ended March 31, 2006, 2007 and 2008:

	Mizuho Corporate Bank(1)					Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others		Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2006:
Gross profits:
Net interest income	¥211.2	¥56.6	¥108.8	(2)	¥376.6	¥1.0	¥25.0	¥402.6
Net noninterest income (expenses)	107.5	55.4	(8.5)		154.4	117.7	62.8	334.9
Total	318.7	112.0	100.3		531.0	118.7	87.8	737.5
General and administrative expenses	82.0	51.7	82.1		215.8	55.2	63.1	334.1
Others	—	—	—		—	—	(36.9)	(36.9)

Net business profits (loss)	¥236.7	¥60.3	¥18.2		¥315.2	¥63.5	¥(12.2)	¥366.5

Fiscal year ended March 31, 2007:
Gross profits:
Net interest income (expenses)	¥202.4	¥73.4	¥30.7		¥306.5	¥(0.2)	¥101.4	¥407.7
Net noninterest income	108.2	59.6	73.6		241.4	105.9	30.3	377.6
Total	310.6	133.0	104.3		547.9	105.7	131.7	785.3
General and administrative expenses	88.3	61.5	91.2		241.0	61.1	74.9	377.0
Others	—	—	—		—	—	(44.3)	(44.3)

Net business profits	¥222.3	¥71.5	¥13.1		¥306.9	¥44.6	¥12.5	¥364.0

Fiscal year ended March 31, 2008:
Gross profits:
Net interest income (expenses)	¥180.5	¥73.4	¥39.7		¥293.6	¥(5.6)	¥80.8	¥368.8
Net noninterest income (expenses)	106.0	68.0	138.8		312.8	41.7	(339.1)	15.4
Total	286.5	141.4	178.5		606.4	36.1	(258.3)	384.2
General and administrative expenses	85.5	67.1	83.6		236.2	66.4	91.4	394.0
Others	—	—	—		—	—	(48.3)	(48.3)

Net business profits (loss)	¥201.0	¥74.3	¥94.9		¥370.2	¥(30.3)	¥(398.0)	¥(58.1)

Notes:

(1)	Figures for Mizuho Corporate Bank include those of its revitalization subsidiaries before such subsidiaries were merged with Mizuho Corporate Bank in October 2005.
(2)	Dividends of ¥120.0 billion received by Mizuho Corporate Bank from its revitalization subsidiaries are excluded from “trading and others” for the fiscal year ended March 31, 2006.

Fiscal year ended March 31, 2008 compared to fiscal year ended March 31, 2007

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2008 increased by ¥58.5 billion, or 10.7%, from the previous fiscal year to ¥606.4 billion. This increase was due mainly to an increase in gross profits from trading and others of ¥74.2 billion as a result of conducting operations that appropriately captured the lowering trends in long-term interest rates in domestic and international financial markets, as well as an increase in gross profits from international operations of ¥8.4 billion, despite the effects of the dislocation in global financial markets. These increases were offset in part by a decrease in gross profits from domestic operations of ¥24.1 billion, reflecting a decrease in net interest income due to lower demand for loans and a decline in the domestic average loan interest rate spread and a decrease in noninterest income such as syndicated loans related fees.

General and administrative expenses of Mizuho Corporate Bank for the fiscal year ended March 31, 2008 decreased by ¥4.8 billion, or 2.0%, from the previous fiscal year to ¥236.2 billion.

Mizuho Securities incurred a net business loss of ¥30.3 billion compared to net business profits of ¥44.6 billion in the previous fiscal year due mainly to a significant deterioration in trading profits and a decrease in equity underwriting fees, both largely due to the dislocation in global financial markets stemming from U.S. subprime loan issue.

Net business profits for “others” decreased by ¥410.5 billion compared to the previous fiscal year due to significant losses incurred by the CDO business of an overseas subsidiary of Mizuho Securities, Mizuho International plc, as a result of the dislocation in global financial markets.

As a result mainly of the foregoing, the Global Corporate Group incurred a net business loss of ¥58.1 billion for the fiscal year ended March 31, 2008 compared to net business profits of ¥364.0 billion in the previous fiscal year.

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

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the fiscal years ended March 31, 2006, 2007 and 2008:

	Mizuho Bank(1)				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2006:
Gross profits:
Net interest income	¥240.2	¥319.0	¥10.5	¥569.7	¥0.6	¥49.6	¥619.9
Net noninterest income	45.8	233.2	34.3	313.3	72.5	31.4	417.2
Total	286.0	552.2	44.8	883.0	73.1	81.0	1,037.1
General and administrative expenses	201.4	253.7	62.2	517.3	40.0	25.7	583.0
Others	—	—	—	—	—	(7.8)	(7.8)

Net business profits (loss)	¥84.6	¥298.5	¥(17.4)	¥365.7	¥33.1	¥47.5	¥446.3

Fiscal year ended March 31, 2007:
Gross profits:
Net interest income	¥262.6	¥326.6	¥4.6	¥593.8	¥1.2	¥45.6	¥640.6
Net noninterest income	53.4	233.3	98.0	384.7	61.0	19.1	464.8
Total	316.0	559.9	102.6	978.5	62.2	64.7	1,105.4
General and administrative expenses	199.3	245.2	82.5	527.0	43.4	18.1	588.5
Others	—	—	—	—	—	(11.5)	(11.5)

Net business profits	¥116.7	¥314.7	¥20.1	¥451.5	¥18.8	¥35.1	¥505.4

Fiscal year ended March 31, 2008:
Gross profits:
Net interest income (expenses)	¥311.0	¥328.9	¥(33.0)	¥606.9	¥0.7	¥46.8	¥654.4
Net noninterest income (expenses)	42.7	174.5	118.7	335.9	52.3	(2.8)	385.4
Total	353.7	503.4	85.7	942.8	53.0	44.0	1,039.8
General and administrative expenses	214.8	229.3	93.1	537.2	45.2	(1.6)	580.8
Others	—	—	—	—	—	(14.7)	(14.7)

Net business profits (loss)	¥138.9	¥274.1	¥(7.4)	¥405.6	¥7.8	¥30.9	¥444.3

Note:

(1)	Figures for Mizuho Bank include those of its revitalization subsidiary before such subsidiary was merged with Mizuho Bank in October 2005.

Fiscal year ended March 31, 2008 compared to fiscal year ended March 31, 2007

Gross profits for Mizuho Bank for the fiscal year ended March 31, 2008 decreased by ¥35.7 billion, or 3.6%, from the previous fiscal year to ¥942.8 billion. The decrease was due to decreases in gross profits of ¥56.5 billion from corporate banking and ¥16.9 billion from trading and others. The decrease in gross profits from corporate banking was due to a decrease in noninterest income, reflecting a decline in fees and commissions from our solutions business, and sluggish growth in net interest income, reflecting an increase in competition in the domestic SME market. The decrease in gross profits from trading and others was due mainly to a decrease in trading income and from our conservative asset-and-liability-management operations. These decreases were offset in part by an increase in gross profits from retail banking of ¥37.7 billion, reflecting an improvement in the profitability of deposits, which more than offset a decline in the profitability of loans to individuals and decreased fee income from sales of investment trusts and individual annuities affected by the dislocation in financial markets and other factors.

General and administrative expenses for Mizuho Bank increased by ¥10.2 billion, or 1.9%, from the pervious fiscal year to ¥537.2 billion due mainly to expenses incurred in connection with our efforts to grow future gross profits relating to the retail banking business through opening of new branches and the refurbishment of existing branches and other strategic expenses such as those related to new product development.

Net business profits for Mizuho Investors Securities decreased by ¥11.0 billion, or 58.5%, from the previous fiscal year to ¥7.8 billion due mainly to a decrease in trading profits in addition to a decrease in commission income, mainly those from its equity business, as a result of weak domestic equity markets that were impacted by the dislocation in global financial markets.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the fiscal year ended March 31, 2008 decreased by ¥61.1 billion, or 12.1%, compared to the previous fiscal year to ¥444.3 billion.

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

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the fiscal years ended March 31, 2006, 2007 and 2008:

	Mizuho Trust & Banking(1)	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Fiscal year ended March 31, 2006:
Gross profits:
Net interest income	¥45.7	¥0.4	¥46.1
Net noninterest income	120.6	42.0	162.6
Total	166.3	42.4	208.7
General and administrative expenses	77.9	32.5	110.4
Others	—	(1.2)	(1.2)

Net business profits	¥88.4	¥8.7	¥97.1

Fiscal year ended March 31, 2007:
Gross profits:
Net interest income	¥52.2	¥1.6	¥53.8
Net noninterest income	121.7	48.1	169.8
Total	173.9	49.7	223.6
General and administrative expenses	87.8	38.4	126.2
Others	—	(1.2)	(1.2)

Net business profits	¥86.1	¥10.1	¥96.2

Fiscal year ended March 31, 2008:
Gross profits:
Net interest income	¥53.5	¥1.9	¥55.4
Net noninterest income	119.2	56.5	175.7
Total	172.7	58.4	231.1
General and administrative expenses	86.8	40.8	127.6
Others	—	(1.5)	(1.5)

Net business profits	¥85.9	¥16.1	¥102.0

Note:

(1)	Figures for Mizuho Trust & Banking include those of its revitalization subsidiary before such subsidiary was merged with Mizuho Trust & Banking in October 2005.

Fiscal year ended March 31, 2008 compared to fiscal year ended March 31, 2007

Gross profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2008 decreased by ¥1.2 billion, or 0.7%, from the previous fiscal year to ¥172.7 billion. The decrease was due to a decline in income from trust and asset management businesses, including real estate business.

General and administrative expenses for Mizuho Trust & Banking decreased by ¥1.0 billion from the previous fiscal year to ¥86.8 billion.

Net business profits for “others” increased by ¥6.0 billion, or 59.4%, from the previous fiscal year to ¥16.1 billion due mainly to an increase in profits of asset management companies in connection with an increase in the amount of entrusted funds.

As a result mainly of the foregoing, net business profits for the Global Asset & Wealth Management Group for the fiscal year ended March 31, 2008 increased by ¥5.8 billion, or 6.0%, from the previous fiscal year to ¥102.0 billion.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2006:
Total revenue(1)	¥1,881.4	¥631.6	¥327.8	¥112.2	¥2,953.0
Total expenses(2)	1,474.7	369.8	296.9	100.1	2,241.5

Income before income tax expense	¥406.7	¥261.8	¥30.9	¥12.1	¥711.5

Net income	¥808.5	¥247.7	¥26.0	¥3.5	¥1,085.7

Total assets at end of fiscal year	¥119,543.4	¥12,504.9	¥9,175.9	¥4,298.2	¥145,522.4

Fiscal year ended March 31, 2007:
Total revenue(1)	¥2,249.5	¥843.0	¥495.4	¥247.4	¥3,835.3
Total expenses(2)	1,854.9	641.5	387.5	164.3	3,048.2

Income before income tax expense	¥394.6	¥201.5	¥107.9	¥83.1	¥787.1

Net income	¥254.3	¥192.6	¥104.8	¥72.2	¥623.9

Total assets at end of fiscal year	¥111,842.6	¥17,390.3	¥13,003.3	¥5,145.1	¥147,381.3

Fiscal year ended March 31, 2008:
Total revenue(1)	¥3,015.1	¥833.3	¥92.5	¥264.3	¥4,205.2
Total expenses(2)	1,913.0	712.9	511.2	167.3	3,304.4

Income before income tax expense	¥1,102.1	¥120.4	¥(418.7)	¥97.0	¥900.8

Net income (loss)	¥466.1	¥100.1	¥(422.6)	¥85.0	¥228.6

Total assets at end of fiscal year	¥115,715.1	¥19,025.8	¥11,490.4	¥5,086.5	¥151,317.8

Notes:

(1)	Total revenue is comprised of interest and dividend income and noninterest income.
(2)	Total expenses are comprised of interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

In the fiscal year ended March 31, 2008, we recorded net loss in Europe. Among the geographical regions in which we recorded net income, 71.6% of the net income was derived from Japan, 15.4% from the Americas, and 13.0% from Asia/Oceania, excluding Japan, and others. At March 31, 2008, 76.5% of total assets were allocated to Japan, 12.6% to the Americas, 7.6% to Europe and 3.3% to Asia/Oceania, excluding Japan, and others.

Total revenue in Japan increased by ¥765.6 billion from the previous fiscal year due primarily to an increase in foreign exchange gains—net, as a result of translation gains with respect to foreign currency-denominated liabilities that were funded to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities, and a decrease in investment losses—net, as we had incurred significant impairment losses on Japanese government bonds in the previous fiscal year. Total expenses increased by ¥58.1 billion due to an increase in interest expense mainly reflecting an increase in yen interest rate levels and other factors offset in part by a decrease in provision for loan losses, reflecting upgrades in the internal credit ratings of some large borrowers. Income tax expense increased by ¥495.7 billion because of increased deferred tax expense due mainly to deteriorated realizability of future tax benefits based on a decrease in expected future taxable income and the efficacy of available tax-planning strategies. As a result, net income in Japan increased by ¥211.8 billion. Total assets in Japan increased by ¥3,872.5 billion due primarily to an increase in trading account assets, offset in part by a decrease in loans as funding needs by corporate borrowers, especially SMEs, decreased.

In the Americas, total revenue decreased by ¥9.7 billion due primarily to an increase in investment losses—net, as we incurred significant impairment losses on various types of securitization products due to the impact of the dislocation in the global financial market, offset in part by an increase in interest income, as a result of increases in average balances of interest-earning assets. Total expenses increased by ¥71.4 billion due primarily to an increase in interest expenses as the average balances of interest-bearing liabilities increased. As a result, net income in the Americas decreased by ¥92.5 billion. Total assets in the Americas increased by ¥1,635.5 billion, due primarily to an increase in trading account assets.

In Europe, total revenue decreased by ¥402.9 billion due primarily to the loss incurred in the trading account and investments, affected by the impact of the dislocation in the global financial market, offset in part by an increase in interest income, especially interest from loans, due mainly to increases in average balances as a result of our efforts to increase foreign loans. Total expenses increased by ¥123.7 billion due primarily to an increase in interest expenses, especially interest on deposits, as the average balances of interest-bearing liabilities increased. As a result, net income in Europe decreased by ¥527.4 billion. Total assets in Europe decreased by ¥1,512.9 billion due primarily to a decrease in receivables under resale agreements, and a decrease in investments as a result of divestitures conducted in light of interest rate movements, partially offset by an increase in loans.

Total revenue in Asia/Oceania excluding Japan, and others increased by ¥16.9 billion due primarily to an increase in interest income, offset in part by a decrease in trading account gains—net. Total expenses increased slightly by ¥3.0 billion. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥12.8 billion. Total assets in Asia/Oceania excluding Japan, and others decreased by ¥58.6 billion due primarily to a decrease in trading account assets, offset in part by an increase in loans, as a result of our efforts to increase foreign assets.

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

Total revenue in Japan increased by ¥368.1 billion from the previous fiscal year due primarily to the increase in trading account gains—net, as a result of the gain related to changes in the fair value of instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP, and the increase in interest income, due mainly to a rise in average yield on domestic interest earning assets, partially offset by the decrease in investment gains—net, due mainly to impairment losses on preferred stock issued by a large non-bank financial company. Total expenses increased by ¥380.2 billion due primarily to the increase in provision for loan losses, reflecting the downgrade in credit rating of borrowers including the same non-bank financial company. Income tax expense in the fiscal year ended March 31, 2007 was ¥140.3 billion compared to a benefit of ¥401.8 billion in the previous fiscal year. As a result, net income in Japan decreased by ¥554.2 billion. Total assets in Japan decreased by ¥7,700.8 billion due primarily to decreases in investments, mainly Japanese government bonds, and loans.

In the Americas, total revenue increased by ¥211.4 billion due primarily to an increase in interest income, as a result of an increase in average yield reflecting a general increase in U.S. dollar interest rate levels, and an increase in average balances of interest-earning assets, partially offset by a decrease in trading accounting gains—net. Total expenses increased by ¥271.7 billion due primarily to an increase in interest expense, due mainly to a rise in average interest rate reflecting a general increase in U.S. dollar interest rate levels, and an increase in average balances of interest-bearing liabilities. As a result, net income in the Americas decreased by ¥55.1 billion. Total assets in the Americas increased by ¥4,885.4 billion due primarily to an increase in receivables under resale agreements, and an increase in investments resulting from our efforts to increase foreign assets.

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

Total revenue in Asia/Oceania excluding Japan, and others increased by ¥135.2 billion due primarily to increases in interest income and trading account gains—net. Total expenses increased by ¥64.2 billion due mainly to an increase in interest expenses. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥68.7 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥846.9 billion due primarily to an increase in loans and investments, as a result of our efforts to increase foreign assets.

Financial Condition

Assets

Our assets as of March 31, 2007 and 2008 were as follows:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen)
Cash and due from banks	¥3,075.9	¥2,085.8	¥(990.1)
Interest-bearing deposits in other banks	1,052.3	1,549.7	497.4
Call loans and funds sold	309.7	257.7	(52.0)
Receivables under resale agreements	9,430.4	7,235.2	(2,195.2)
Receivables under securities borrowing transactions	8,624.2	9,069.1	444.9
Trading account assets	13,950.3	20,552.4	6,602.1
Investments	38,001.7	36,155.7	(1,846.0)
Loans	69,182.9	68,221.8	(961.1)
Allowance for loan losses	(946.2)	(649.8)	296.4

Loans, net of allowance	68,236.7	67,572.0	(664.7)
Premises and equipment—net	847.5	852.4	4.9
Due from customers on acceptances	57.7	62.3	4.6
Accrued income	440.5	380.6	(59.9)
Goodwill	39.6	15.0	(24.6)
Deferred tax assets	618.7	923.6	304.9
Other assets	2,696.1	4,606.3	1,910.2

Total assets	¥147,381.3	¥151,317.8	¥3,936.5

Total assets increased by ¥3,936.5 billion from the end of the previous fiscal year to ¥151,317.8 billion as of March 31, 2008. This increase was due primarily to an increase of ¥6,602.1 billion in trading account assets, primarily interest rate-related derivative contracts, and an increase of ¥1,910.2 billion in other assets, due mainly to an increase in accounts receivable from brokers, dealers and customers for securities transactions, offset in part by a decrease of ¥2,195.2 billion in receivables under resale agreements and a decrease of ¥1,846.0 billion in investments.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2007 and 2008:

	As of March 31,				Increase (decrease)
	2007		2008
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,662.0	11.06%	¥7,806.7	11.43%	¥144.7	0.37%
Construction	1,502.4	2.17	1,429.6	2.09	(72.8)	(0.08)
Real estate	6,647.1	9.60	6,489.6	9.50	(157.5)	(0.10)
Services	6,120.1	8.83	5,566.2	8.15	(553.9)	(0.68)
Wholesale and retail	6,356.6	9.18	6,100.1	8.93	(256.5)	(0.25)
Transportation	2,594.6	3.75	2,516.3	3.68	(78.3)	(0.07)
Banks and other financial institutions	4,286.6	6.19	4,355.6	6.37	69.0	0.18
Government and public institutions	6,099.4	8.80	5,807.5	8.50	(291.9)	(0.30)
Other industries	5,451.8	7.86	5,061.1	7.40	(390.7)	(0.46)
Individuals	12,363.6	17.85	12,326.7	18.04	(36.9)	0.19
Mortgage loans	11,025.1	15.92	11,122.4	16.28	97.3	0.36
Other	1,338.5	1.93	1,204.3	1.76	(134.2)	(0.17)

Total domestic	59,084.2	85.29	57,459.4	84.09	(1,624.8)	(1.20)
Foreign:
Commercial and industrial	7,963.6	11.50	8,815.2	12.90	851.6	1.40
Banks and other financial institutions	1,675.5	2.42	1,544.9	2.26	(130.6)	(0.16)
Government and public institutions	366.3	0.53	414.7	0.61	48.4	0.08
Other	184.9	0.26	93.8	0.14	(91.1)	(0.12)

Total foreign	10,190.3	14.71	10,868.6	15.91	678.3	1.20

Subtotal	69,274.5	100.00%	68,328.0	100.00%	(946.5)	—

Less: Unearned income and deferred loan fees—net	(91.6)		(106.2)		(14.6)

Total loans before allowance for loan losses	¥69,182.9		¥68,221.8		¥(961.1)

Total loans before allowance for loan losses decreased by ¥961.1 billion from the end of the previous fiscal year to ¥68,221.8 billion as of March 31, 2008. Domestic loans decreased by ¥1,624.8 billion to ¥57,459.4 billion while loans to foreign borrowers increased by ¥678.3 billion to ¥10,868.6 billion as of March 31, 2008. Domestic loans decreased in most of the industries due primarily to lack of funding needs by corporate borrowers, especially SMEs. The decrease in services was due in part to the sale of a large loan. The increase in foreign loans, in spite of the appreciation of the yen against other currencies such as the U.S. dollar, was due primarily to an increase in loans to commercial and industrial borrowers, especially loans to non-Japanese borrowers, as a result of our effort to increase foreign loan assets.

Within our loan portfolio, loans to domestic borrowers decreased from 85.29% to 84.09% while loans to foreign borrowers increased from 14.71% to 15.91%.

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

We consider both loans that are subject to SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB statement No. 5 and 15” and small balance, homogeneous loans to be impaired when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No. 15”) and loans that are 90 days or more delinquent are generally considered to be impaired. We determine loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans in connection with our consideration of collectibility mentioned above. All of our impaired loans are designated as nonaccrual loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.

We endeavor to remove impaired loans from our balance sheet within three years of their being so categorized through methods such as collection, charge-offs, disposal and improving the borrowers’ credit rating through restructuring efforts.

The following table shows our impaired loans as of March 31, 2007 and 2008 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2007		2008
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥96.8	1.26%	¥160.8	2.06%	¥64.0	0.80%
Construction	71.6	4.76	88.1	6.16	16.5	1.40
Real estate	119.0	1.79	106.3	1.64	(12.7)	(0.15)
Services	167.6	2.74	200.0	3.59	32.4	0.85
Wholesale and retail	216.7	3.41	243.3	3.99	26.6	0.58
Transportation	371.3	14.31	115.0	4.57	(256.3)	(9.74)
Banks and other financial institutions	292.8	6.83	178.1	4.09	(114.7)	(2.74)
Other industries	8.6	0.07	11.4	0.10	2.8	0.03
Individuals	137.2	1.11	146.0	1.18	8.8	0.07

Total domestic	1,481.6	2.51	1,249.0	2.17	(232.6)	(0.34)
Foreign	47.3	0.46	46.5	0.43	(0.8)	(0.03)

Total impaired loans	¥1,528.9	2.21%	¥1,295.5	1.90%	¥(233.4)	(0.31)%

Impaired loans decreased by ¥233.4 billion, or 15.3%, from the end of the previous fiscal year to ¥1,295.5 billion as of March 31, 2008 due primarily to a decrease in transportation, as a result of an upgrade in the internal credit rating of a large borrower, and a decrease in banks and other financial institutions, primarily as a result of a debt-for-equity swap involving a loan to a large non-bank financial company borrower. Domestic impaired loans increased in the other industries due primarily to the declining trend in the financial condition of SMEs.

The percentage of impaired loans within gross total loans decreased from 2.21% as of March 31, 2007 to 1.90% as of March 31, 2008. The percentage of impaired loans net of allowance to gross total loans net of allowance increased from 0.85% as of March 31, 2007 to 0.95% as of March 31, 2008.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2007 and 2008:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥602.1	¥349.2	¥(252.9)
Allowance for loan losses on other loans (B)	344.0	300.6	(43.4)
Total allowance for loan losses (C)	946.1	649.8	(296.3)

Impaired loans requiring an allowance for loan losses (D)	1,403.8	1,089.7	(314.1)
Impaired loans not requiring an allowance for loan losses (E)	125.1	205.8	80.7
Other loans (F)	67,745.6	67,032.5	(713.1)

Gross total loans (G)	¥69,274.5	¥68,328.0	¥(946.5)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	42.89%	32.04%	(10.85)%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.51	0.45	(0.06)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.37	0.95	(0.42)

Allowance for loan losses decreased by ¥296.3 billion from the end of the previous fiscal year to ¥649.8 billion as of March 31, 2008. Of such decrease, ¥252.9 billion was attributable to a decrease in the allowance for loan losses on impaired loans due primarily to the debt-for-equity swap involving a loan to a large non-bank financial company borrower and upgrades in the internal credit ratings of some large borrowers, and ¥43.4 billion was attributable to a decrease in the allowance for loan losses on other loans. The percentage of total allowance for loan losses against gross total loans decreased by 0.42% to 0.95%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 10.85% to 32.04% due mainly to the upgrades in internal credit ratings of some large borrowers.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2007 and 2008:

	Fiscal years ended March 31,		Increase (decrease)
	2007	2008
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥812.3	¥946.1	¥133.8
Provision (credit) for loan losses	182.1	(57.8)	(239.9)
Charge-offs:
Domestic:
Manufacturing	11.1	31.5	20.4
Construction	2.7	8.3	5.6
Real estate	4.7	3.7	(1.0)
Services	18.0	88.9	70.9
Wholesale and retail	25.7	40.7	15.0
Transportation	0.3	3.8	3.5
Banks and other financial institutions	6.0	53.2	47.2
Other industries	5.5	12.9	7.4
Individuals	18.0	17.4	(0.6)

Total domestic charge-offs	92.0	260.4	168.4
Foreign	18.6	10.8	(7.8)

Total charge-offs	110.6	271.2	160.6

Recoveries:
Domestic:
Manufacturing	3.3	2.3	(1.0)
Construction	2.4	0.9	(1.5)
Real estate	3.2	13.8	10.6
Services	12.4	7.4	(5.0)
Wholesale and retail	4.7	7.3	2.6
Transportation	0.2	0.2	(0.0)
Banks and other financial institutions	0.2	3.6	3.4
Other industries	2.4	1.4	(1.0)
Individuals	3.4	2.8	(0.6)

Total domestic recoveries	32.2	39.7	7.5
Foreign	25.8	7.7	(18.1)

Total recoveries	58.0	47.4	(10.6)

Net charge-offs	52.6	223.8	171.2
Others(1)	4.3	(14.7)	(19.0)

Balance at end of fiscal year	¥946.1	¥649.8	¥(296.3)

Note:

(1)	Others include primarily foreign exchange translation.

We recorded a credit for loan losses of ¥57.8 billion in the fiscal year ended March 31, 2008 compared to a provision for loan losses of ¥182.1 billion in the fiscal year ended March 31, 2007. The credit for loan losses was due mainly to upgrades in the internal credit ratings of some large borrowers, whose operating results and financial condition have improved. This credit was offset in part by provision for loan losses due mainly to the declining trend in the financial condition of SMEs that have relatively weak business bases and the downgrading to lower internal credit ratings of some large borrowers that experienced financial difficulties during the fiscal year.

Charge-offs increased by ¥160.6 billion from the previous fiscal year to ¥271.2 billion for the fiscal year ended March 31, 2008. Charge-offs of domestic loans increased by ¥168.4 billion compared to the previous fiscal year to ¥260.4 billion in the fiscal year ended March 31, 2008 due primarily to a sale of loan to a large borrower in services and a debt-for-equity swap involving a loan to a large non-bank financial company borrower. Increases in the other industries were due primarily to an increase in disposals of impaired loans to SMEs and the borrowers that experienced financial difficulties referred to in the preceding paragraph. Charge-offs of foreign loans decreased by ¥7.8 billion compared to the previous fiscal year to ¥10.8 billion in the fiscal year ended March 31, 2008.

Recoveries decreased by ¥10.6 billion from the previous fiscal year to ¥47.4 billion in the fiscal year ended March 31, 2008, reflecting a decrease in recoveries with respect to foreign loans offset in part by an increase with respect to domestic loans. In general, recoveries with respect to loans to the industries in which we had significant amounts of impaired loans in recent years accounted for most of the recoveries.

Investments

The majority of our investments are available-for-sale securities and held-to-maturity securities which at March 31, 2007 and 2008 were as follows:

	As of March 31,						Increase (decrease)
	2007			2008
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥29,467.1	¥29,606.7	¥139.6	¥29,844.2	¥29,859.1	¥14.9	¥377.1	¥252.4	¥(124.7)
Japanese government bonds	14,524.9	14,516.0	(8.9)	16,216.1	16,212.4	(3.7)	1,691.2	1,696.4	5.2
Other than Japanese government bonds	14,942.2	15,090.7	148.5	13,628.1	13,646.7	18.6	(1,314.1)	(1,444.0)	(129.9)
Equity securities (marketable)	2,591.1	6,264.0	3,672.9	2,619.5	4,512.5	1,893.0	28.4	(1,751.5)	(1,779.9)

Total	¥32,058.2	¥35,870.7	¥3,812.5	¥32,463.7	¥34,371.6	¥1,907.9	¥405.5	¥(1,499.1)	¥(1,904.6)

Held-to-maturity securities:
Debt securities	¥1,337.6	¥1,329.4	¥(8.2)	¥778.9	¥783.8	¥4.9	¥(558.7)	¥(545.6)	¥13.1
Japanese government bonds	969.1	967.2	(1.9)	490.0	490.1	0.1	(479.1)	(477.1)	2.0
Other than Japanese government bonds	368.5	362.2	(6.3)	288.9	293.7	4.8	(79.6)	(68.5)	11.1

Total	¥1,337.6	¥1,329.4	¥(8.2)	¥778.9	¥783.8	¥4.9	¥(558.7)	¥(545.6)	¥13.1

Available-for-sale securities decreased by ¥1,499.1 billion from the end of the previous fiscal year to ¥34,371.6 billion at March 31, 2008. This decrease was a result of a decrease in equity securities due mainly to the decline in Japanese stock prices during the fiscal period, and a decrease in debt securities other than Japanese government bonds, primarily European foreign government bonds, as a result of divestitures conducted in light of interest rate movements, offset in part by an increase in Japanese government bonds, taking advantage of their safety and liquidity during the dislocation in the global financial markets. Held-to-maturity securities decreased by ¥558.7 billion from the end of the previous fiscal year to ¥778.9 billion at March 31, 2008. This decrease was due primarily to a decrease in Japanese government bonds as the bonds matured during the previous fiscal year. See “—Overview—Impact of the Dislocation in the Global Financial Markets” for details of securitization products included within investments and note 4 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥990.1 billion from the end of the previous fiscal year to ¥2,085.8 billion at March 31, 2008. The decrease was due to net cash used in operating activities of ¥3,578.1 billion and net cash used in investing activities of ¥1,776.3 billion being offset in part by net cash provided by financing activities of ¥4,384.6 billion.

Liabilities

The following table shows our liabilities as of March 31, 2007 and 2008:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen)
Deposits	¥83,751.3	¥86,429.1	¥2,677.8
Debentures	4,723.8	3,159.4	(1,564.4)
Due to trust accounts	1,135.4	1,119.9	(15.5)
Call money and funds purchased	6,924.1	6,693.7	(230.4)
Payables under repurchase agreements	12,821.8	11,511.0	(1,310.8)
Payables under securities lending transactions	6,100.8	7,095.1	994.3
Commercial paper	933.6	561.0	(372.6)
Other short-term borrowings	4,283.5	4,812.8	529.3
Trading account liabilities	11,310.0	14,120.4	2,810.4
Bank acceptances outstanding	57.7	62.3	4.6
Income taxes payable	28.6	28.8	0.2
Deferred tax liabilities	16.4	11.2	(5.2)
Accrued expenses	312.7	294.2	(18.5)
Long-term debt	7,073.9	7,618.9	545.0
Other liabilities	2,903.4	4,231.8	1,328.4

Total liabilities	¥142,377.0	¥147,749.6	¥5,372.6

Total liabilities increased by ¥5,372.6 billion from the end of the previous fiscal year to ¥147,749.6 billion at March 31, 2008. This increase was due primarily to an increase of ¥2,810.4 billion in trading account liabilities, primarily interest rate-related derivative contracts, and an increase of ¥2,677.8 billion in deposits offset in part by a decrease of ¥1,564.4 billion in debentures. Short-term borrowings, which includes due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings, decreased by ¥405.7 billion.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2007 and 2008:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen)
Domestic:
Non-interest-bearing deposits	¥13,166.6	¥10,846.5	¥(2,320.1)
Interest-bearing deposits	61,012.8	66,329.6	5,316.8

Total domestic deposits	74,179.4	77,176.1	2,996.7

Foreign:
Non-interest-bearing deposits	350.6	412.9	62.3
Interest-bearing deposits	9,221.3	8,840.1	(381.2)

Total foreign deposits	9,571.9	9,253.0	(318.9)

Total deposits	¥83,751.3	¥86,429.1	¥2,677.8

Deposits increased by ¥2,677.8 billion from the end of the previous fiscal year to ¥86,429.1 billion at March 31, 2008. Domestic deposits increased by ¥2,996.7 billion to ¥77,176.1 billion due to an increase in interest-bearing deposits by ¥5,316.8 billion, as corporations shifted their deposits from non-interest-bearing to interest-bearing due to the trend of rising interest rates, and as individuals put more of their financial assets in deposits rather than investment products such as investment trusts resulting from the dislocation in the global financial markets. Foreign deposits decreased by ¥318.9 billion from the end of the previous fiscal year to ¥9,253.0 billion due mainly to the appreciation of the yen against the U.S. dollar.

Debentures

Debentures decreased by ¥1,564.4 billion from the end of the previous fiscal year to ¥3,159.4 billion at March 31, 2008. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two bank subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.”

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2007 and 2008:

	As of March 31,						Increase (decrease)
	2007			2008
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥1,135.4	—	¥1,135.4	¥1,119.9	—	¥1,119.9	¥(15.5)	—	¥(15.5)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	13,196.0	12,650.7	25,846.7	14,701.8	10,598.1	25,299.9	1,505.8	(2,052.6)	(546.8)
Commercial paper	658.1	275.5	933.6	294.0	267.0	561.0	(364.1)	(8.5)	(372.6)
Other short-term borrowings	4,080.3	203.2	4,283.5	4,413.9	398.8	4,812.7	333.6	195.6	529.2

Total short-term borrowings	¥19,069.8	¥13,129.4	¥32,199.2	¥20,529.6	¥11,263.9	¥31,793.5	¥1,459.8	¥(1,865.5)	¥(405.7)

Short-term borrowings decreased by ¥405.7 billion from the end of the previous fiscal year to ¥31,793.5 billion at March 31, 2008. Domestic short-term borrowings, especially payables under securities lending transactions, increased by ¥1,459.8 billion as domestic assets such as trading account assets increased. Foreign short-term borrowings decreased by ¥1,865.5 billion due mainly to a decrease in payables under repurchase agreements.

Shareholders’ Equity

The following table shows a breakdown of shareholders’ equity as of March 31, 2007 and 2008:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen)
Preferred stock	¥980.4	¥980.4	¥—
Common stock	3,532.5	3,437.4	(95.1)
Accumulated deficit	(2,105.7)	(2,066.6)	39.1
Accumulated other comprehensive income, net of tax	2,287.8	920.1	(1,367.7)
Treasury stock, at cost	(32.3)	(2.5)	29.8

Total shareholders’ equity	¥4,662.7	¥3,268.8	¥(1,393.9)

Shareholders’ equity decreased by ¥1,393.9 billion from the end of the previous fiscal year to ¥3,268.8 billion. Common stock decreased by ¥95.1 billion from the end of the previous fiscal year to ¥3,437.4 billion at March 31, 2008 as a result of our repurchase in August and September 2007 and subsequent cancellation of a total of 214,900 shares of our common stock for ¥150.0 billion on the Tokyo Stock Exchange through a trust established for this purpose as well as the cancellation of the shares of common stock that were repurchased from our subsidiary, Mizuho Financial Strategy, in May 2007. See “—Overview—Capital Improvements.”

Accumulated deficit decreased by ¥39.1 billion from the end of the previous fiscal year to ¥2,066.6 billion. This decrease was due primarily to net income of ¥228.6 billion for the fiscal year ended March 31, 2008, offset in part by dividend payments of ¥101.2 billion and an increase of ¥85.1 billion as a result of the cancellation of common stock.

Accumulated other comprehensive income, net of tax, decreased by ¥1,367.7 billion from the end of the previous fiscal year to ¥920.1 billion at March 31, 2008 due primarily to a decrease in unrealized net gains on available-for-sale securities of ¥1,111.2 billion.

Treasury stock decreased by ¥29.8 billion from ¥32.3 billion at the end of the previous fiscal year to ¥2.5 billion at March 31, 2008 due to the cancellation of common stock of ¥180.2 billion, offset in part by the repurchase of common stock of ¥150.5 billion.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and the issuance of debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. Our total deposits and debentures increased by ¥1,113.4 billion, or 1.3%, from the end of the previous fiscal year to ¥89,588.5 billion as of March 31, 2008. As shown in the following table, our average balance of deposits and debentures combined for the fiscal year ended March 31, 2008 exceeded our average balance of loans for the same period by ¥19,127.8 billion. We invested the excess portion primarily in marketable securities and other high-liquidity assets.

Average balance for the fiscal year ended March 31, 2008
(in billions of yen)
Loans	¥68,522.5	Deposits	¥83,685.0
		Debentures	3,965.3

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures to institutional investors in April 2006 and started to issue ¥150.0 billion in straight bonds each quarter, or ¥600.0 billion each year, as a replacement for such debentures. We also ceased all new issuances of debentures by Mizuho Bank through its retail branch network in March 2007. We believe the balance of our debentures will decrease significantly in the following years as a result.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and commercial paper. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of August 31, 2008:

As of August 31, 2008
	S&P			Moody’s
	Long-term	Short-term	Fundamental strength	Long-term	Short-term	Financial strength
Mizuho Corporate Bank	A+	A-1	B	Aa2	P-1	C
Mizuho Bank	A+	A-1	B	Aa2	P-1	C
Mizuho Trust & Banking	A+	A-1	B	Aa2	P-1	C

We source our funding in foreign currencies primarily from foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis. For a description of our management of liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management.”

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

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2007 and 2008 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency are as set forth in the following table:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen, except percentages)
Tier 1 capital	¥4,933.6	¥4,880.2	¥(53.4)
Tier 2 capital included as qualifying capital	4,092.6	3,221.8	(870.8)
Deductions for total risk-based capital	(184.8)	(393.7)	(208.9)

Total risk-based capital	¥8,841.4	¥7,708.3	¥(1,133.1)

Risk-weighted assets	¥70,795.5	¥65,872.9	¥(4,922.6)
Tier 1 capital ratio	6.96%	7.40%	0.44%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	12.48	11.70	(0.78)
Required capital adequacy ratio	8.00	8.00	—

Note: Percentages in the above table are truncated.

Our capital adequacy ratio as of March 31, 2008 was 11.70%, a decline of 0.78% compared to March 31, 2007. The decline was due mainly to the greater decrease in terms of percentage of total risk-based capital than the decrease in terms of percentage of risk-weighted assets. Our Tier 1 capital ratio as of March 31, 2008 was 7.40%, a rise of 0.44% compared to March 31, 2007. The rise was due mainly to the rate of decrease of risk-weighted assets outweighing the rate of decrease of Tier 1 capital. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2008.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2007 and 2008:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,541.0	¥1,541.0	—
Capital surplus	411.1	411.1	¥(0.0)
Retained earnings	1,439.9	1,475.8	35.9
Minority interest in consolidated subsidiaries	1,726.2	1,733.4	7.2
Treasury stock	(32.3)	(2.5)	29.8
Dividends	(101.2)	(133.9)	(32.7)
Foreign currency translation adjustments	(39.0)	(78.4)	(39.4)
Goodwill equivalent	—	—	—
Other	(12.1)	(66.3)	(54.2)

Total Tier 1 capital	4,933.6	4,880.2	(53.4)

Tier 2 capital:
45% of unrealized gains on other securities	1,100.8	289.8	(811.0)
45% of revaluation reserve for land	116.0	113.7	(2.3)
General reserve for possible losses on loans	131.6	7.9	(123.7)
Debt capital	2,744.2	2,810.4	66.2

Total Tier 2 capital	4,092.6	3,221.8	(870.8)

Deductions for total risk-based capital	(184.8)	(393.7)	(208.9)

Total risk-based capital	¥8,841.4	¥7,708.3	¥(1,133.1)

Our Tier 1 capital decreased by ¥53.4 billion from the end of the previous fiscal year to ¥4,880.2 billion as of March 31, 2008. Of this decrease, ¥185.5 billion was due to our redemption of non-dilutive preferred securities issued by overseas special purpose companies, ¥150.0 billion was due to repurchases and cancellation of our common stock and ¥133.9 billion was due to dividend payments on common stock paid to shareholders with respect to the fiscal year ended on March 31, 2008. These effects were offset in part by net income of ¥311.2 billion in the fiscal year ended March 31, 2008 and the issuance of non-dilutive preferred securities for ¥274.5 billion during the fiscal year through overseas special purpose companies.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of March 31, 2008, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,539.7 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of March 31, 2008 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital
	(in billions of yen)
June 2008	¥379.0	(1)
June 2009	176.0
June 2011	79.1	(2)
June 2012	171.0
June 2016	460.1	(3)
June 2018	274.5

Notes:

(1)	In June 2008, we redeemed ¥379.0 billion of non-dilutive preferred securities, denominated in dollars ($2.6 billion) and yen (¥118.5 billion).
(2)	Denominated in euros (€500.0 million).
(3)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).
(4)	In July 2008, we issued ¥303.0 billion of non-dilutive preferred securities with an initial optional redemption date in June 2019.

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,
	2005		2006		2007	2008
	(in billions of yen, except percentages)
Preferred stock	¥2,446.8	(1)	¥1,580.4	(1)	¥980.4	¥980.4
Non-dilutive preferred securities	927.9		1,095.7		1,505.0	1,539.7
Percentage within Tier 1 capital(2)	80.9%		58.7%		50.4%	51.6%

Notes:

(1)	Preferred stock as of March 31, 2005 and 2006 includes public funds, or preferred stock we issued to the Resolution and Collection Corporation, in the amount of ¥1,466.4 billion and ¥600.0 billion, respectively. We completed repayment of all public funds in July 2006.
(2)	Tier 1 capital on a Basel I basis was used for March 31, 2005 and 2006 figures, and that of on a Basel II basis was used for March 31, 2007 and 2008 figures.

Our Tier 2 capital included as qualifying capital as of March 31, 2008 was ¥3,221.8 billion, a decrease of ¥870.8 billion compared to March 31, 2007. The decrease was due mainly to a decrease in unrealized gains on other securities as a result of declines in domestic stock markets.

As a result of the above, together with deductions of ¥393.7 billion, total risk-based capital as of March 31, 2008 was ¥7,708.3 billion, a decrease of ¥1,133.1 billion compared to March 31, 2007.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2007 and 2008:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥48,718.6	¥48,988.1	¥269.5
Off-balance-sheet items	11,036.5	11,195.8	159.3

Credit risk assets	59,755.1	60,183.9	428.8
Market risk equivalent assets	2,186.5	2,053.0	(133.5)
Operational risk equivalent assets	3,877.5	3,636.0	(241.5)
Adjusted floor amount	4,976.4	—	(4,976.4)

Total	¥70,795.5	¥65,872.9	¥(4,922.6)

Risk-weighted assets as of March 31, 2008 was ¥65,872.9 billion, representing a decrease of ¥4,922.6 billion compared to March 31, 2007. On-balance-sheet items increased by ¥269.5 billion to ¥48,988.1 billion due mainly to an increase in loans to corporate customers outside of Japan. Off-balance-sheet items increased by ¥159.3 billion to ¥11,195.8 billion due mainly to an increase in derivatives transactions. Market risk equivalent assets decreased by ¥133.5 billion to ¥2,053.0 billion due mainly to a decrease in securities trading activities. Operational risk equivalent assets decreased by ¥241.5 billion to ¥3,636.0 billion. We had no adjusted floor amount as of March 31, 2008, following the transitional treatment formula regarding risk-weighted assets in connection with the migration from Basel I to Basel II.

The following table shows required capital by portfolio classification as of March 31, 2008:

	Fiscal year ended March 31, 2008
	Exposure at default	Required capital(1)
	(in billions of yen)
Credit risk	¥148,517.6	¥6,261.6
Internal ratings-based approach	138,667.2	5,931.0
Corporate (except specialized lending)	55,036.7	3,470.1
Corporate (specialized lending)	2,909.7	279.0
Sovereign	41,705.9	63.7
Bank	7,914.3	118.0
Retail	12,943.7	555.3
Residential mortgage	10,309.2	386.7
Qualifying revolving loans	329.0	23.0
Other retail	2,305.5	145.5
Equities, etc.	5,086.8	628.0
Probability of default/Loss given default approach	1,060.9	234.3
Market-based approach (simple risk weight method)	277.6	75.8
Market-based approach (internal models approach)	—	—
Transitional measure applied	3,748.2	317.8
Regarded-method exposure	1,511.9	359.1
Purchased receivables	2,852.6	118.8
Securitizations	6,484.6	160.5
Others	2,220.5	178.0
Standardized approach	9,850.3	330.6
Sovereign	3,672.2	3.3
Bank.	2,841.0	48.8
Corporate	2,453.8	183.2
Residential mortgage	0.0	0.0
Securitizations	67.2	30.4
Others	815.8	64.8
Market risk	n.a.	164.2
Standardized approach	n.a.	112.9
Interest rate risk	n.a.	84.1
Equities risk	n.a.	18.1
Foreign exchange risk	n.a.	4.1
Commodities risk	n.a.	6.4
Option transactions	n.a.	—
Internal models approach	n.a.	51.2
Operational risk (standardized approach)	n.a.	290.8
Total required capital(2)	n.a.	5,269.8

Notes:

(1)	For credit risk, required capital is the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, required capital is the market risk equivalent amount. For operational risk, required capital is the operational risk equivalent amount.
(2)	Total required capital (consolidated) is equal to 8% of the denominator used for purposes of calculating capital adequacy ratios.
(3)	Figures in the above table are truncated.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2007 and 2008, calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2007	2008
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	8.56%	8.48%	(0.08)%
Capital adequacy ratio	14.01	12.17	(1.84)
Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	7.11	7.28	0.17
Capital adequacy ratio	11.74	11.97	0.23

BIS standard:
Tier 1 capital ratio	6.85	7.22	0.37
Capital adequacy ratio	11.92	11.87	(0.05)
Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	8.96	10.16	1.20
Capital adequacy ratio	15.69	15.87	0.18

Notes:

(1)	The Bank for International Settlements standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the Bank for International Settlements standards is included for reference purpose only.
(2)	Percentages in the above table are truncated.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2008.

Our securities subsidiaries in Japan are also subject to the capital adequacy rules of the Financial Services Agency under the Financial Instruments and Exchange Law. This rule requires securities firms to maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2008, that our securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2007 and 2008:

	As of March 31,		Increase (decrease)
	2007	2008
	(in billions of yen)
Guarantees:
Performance guarantees	¥1,678.7	¥1,899.8	¥221.1
Guarantees on loans	1,127.0	1,070.8	(56.2)
Guarantees on securities	24.0	6.6	(17.4)
Other guarantees	1,057.4	1,157.4	100.0
Guarantees for the repayment of trust principal	1,160.0	995.3	(164.7)
Liabilities of trust accounts	6,073.7	8,131.7	2,058.0
Derivative financial instruments	120,008.4	95,697.4	(24,311.0)

	As of March 31,		Increase
	2007	2008
	(in billions of yen)
Commitments:
Commitments to extend credit	¥47,904.6	¥48,670.6	¥766.0
Commitments to invest in securities	136.5	149.6	13.1
Commercial letters of credit	535.9	537.0	1.1

Total commitments	¥48,577.0	¥49,357.2	¥780.2

See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the nature of the various types of guarantees and commitments.

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

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, including those that do not meet the consolidation requirements under Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). These off-balance-sheet arrangements include the types of transactions discussed below.

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

In addition, from time to time we establish single-issue and multi-issue special purpose entities that issue collateralized debt obligations or collateralized loan obligations, synthetic collateralized debt obligations or collateralized loan obligations or other repackaged instruments to meet clients’ and investors’ needs. We also arrange securitization transactions including commercial mortgage-backed securities and residential mortgage-backed securities mainly in Japan and others. In these transactions, we act as an underwriter, placement agent, asset manager, derivatives counter party and/or investor for debt and equity instruments.

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

Significant Unconsolidated VIEs

The tables below summarize our involvement in significant unconsolidated VIEs as of March 31, 2007 and 2008:

	Significant unconsolidated VIEs
As of March 31, 2007	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	¥16,524	¥10
Asset-backed securitizations	1,471,549	81,898
Investments in securitization products	34,175	5,165
Investment funds	1,501,188	176,358
Trust arrangements and other	1,162,482	573,403

Total	¥4,185,918	¥836,834

	Significant unconsolidated VIEs
As of March 31, 2008	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	1,642,466	73,962
Investments in securitization products	—	—
Investment funds	2,951,984	402,626
Trust arrangements and other	997,318	421,577

Total	¥5,591,768	¥898,165

Asset-backed commercial paper/loan programs include multi-seller programs managed by us, under which the related conduits purchase various types of assets from our clients, consisting mainly of account and note receivables as well as credit card receivables, auto loans, leases and other receivables. Our involvement with conduits for multi-seller programs is generally more significant than other types of conduits in terms of liquidity support and credit enhancement obligations. All of the conduits for our asset-backed commercial paper/loan programs to which we provided liquidity support or credit enhancements were consolidated VIEs as of March 31, 2008. See “—Overview—Our Special Purpose Entities—Variable Interest Entities (VIEs)” for more information on our VIEs.

Other Types of Off-balance-sheet Arrangements

See note 25 to our consolidated financial statements included elsewhere in this annual report for further descriptions of variable interest entities and securitizations.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2008:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥31,257.3	¥2,055.6	¥1,424.9	¥272.7	¥248.1	¥119.1	¥35,377.7
Certificates of deposit	10,074.9	13.8	—	—	—	—	10,088.7
Debentures	914.4	891.2	930.5	229.9	193.4	—	3,159.4
Long-term debt	851.3	860.0	473.8	1,144.5	1,071.0	3,218.3	7,618.9
Operating leases	43.8	31.1	27.2	24.4	21.7	33.1	181.3

Total	¥43,141.7	¥3,851.7	¥2,856.4	¥1,671.5	¥1,534.2	¥3,370.5	¥56,426.0

Recent Accounting Pronouncements

Accounting pronouncements issued but not yet effective

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. SFAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. SFAS No. 157 nullifies certain guidance provided for in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF Issue No. 02-3”), and the related provisions of SFAS No. 133. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. FAS157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS157-2, “Effective Date of FASB Statement No. 157,” which partially delay the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and the MHFG Group adopted SFAS No. 159 for the fiscal year beginning April 1, 2008. The financial assets or liabilities for which the Group elected the fair value option as of the effective date are primarily foreign currency denominated available-for-sale debt securities and certain hybrid financial instruments that contain embedded derivatives that had not been previously elected or eligible for fair value treatment under SFAS No. 155. As cumulative effect, the MHFG Group expects to record a decrease of approximately ¥23 billion to the beginning balance of Accumulated deficit as of April 1, 2008.

In June 2007, the AICPA issued SOP No. 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP No. 07-1”). SOP No. 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (“the Guide”). Prior to the issuance of SOP No. 07-1, in May 2007, the FASB issued FSP No. FIN46(R)-7 “Application of FASB Interpretation No. 46(R) to Investment Companies” (“FSP No. FIN46(R)-7”), which addresses the application of FIN No. 46R by an entity that accounts for its investments in accordance with the Guide. FSP No. FIN46(R)-7 extends the scope exception for investment companies in FIN No. 46R to unregistered investment companies as defined by SOP No. 07-1. SOP No. 07-1 was expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged, and FSP No. FIN46(R)-7 was expected to follow the adoption of SOP No. 07-1. However, in February 2008, the FASB issued FSP No. SOP07-1-1, “Effective Date of AICPA Statement of Position 07-1” to delay the effective date of SOP No. 07-1 indefinitely in order to address implementation issues. The MHFG Group does not expect that the current form of the SOP will have a material impact on its consolidated results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree, (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The impact of SFAS No. 141R on the MHFG Group’s consolidated results of operations and financial condition will depend on whether there are any business combinations in a future period.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No. 160 will have on its consolidated results of operations and financial condition.

In February 2008, the FASB issued FSP No. FAS140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP No. FAS140-3”). FSP No. FAS140-3 provides that if an initial transfer of a financial asset and a repurchase financing that is entered into contemporaneously with, or in contemplation of, the initial transfer meet certain conditions, the initial transfer shall be accounted for separately from the repurchase financing. Otherwise, the initial transfer and repurchase financing should be evaluated as a linked transaction, which shall be accounted for based on the economics of the combined transactions. FSP No. FAS140-3 is effective for fiscal years beginning after November 15, 2008. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of FSP No. FAS140-3 will have on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. SFAS No. 161 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No.162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The MHFG Group does not expect that the adoption of SFAS No.162 will have a material impact on its consolidated results of operations or financial condition.

Reconciliation with Japanese GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in note 1 to our consolidated financial statements included elsewhere in this annual report. These principles and policies differ in some respects from Japanese GAAP. Under Japanese banking regulations, we are required to report our annual financial results using financial statements prepared under Japanese GAAP. In addition, pursuant to the requirements of the Tokyo Stock Exchange, we prepare quarterly financial statements which are also under Japanese GAAP. To show the major reconciling items between our U.S. GAAP financial statements and our Japanese GAAP financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net income and shareholders’ equity under U.S. GAAP with those amounts under Japanese GAAP.

	As of and for the fiscal year ended March 31, 2008
	Shareholders’ equity	Net income
	(in billions of yen)
U.S. GAAP	¥3,268.8	¥228.6
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	30.9	(202.7)
2. Investments	2.9	(136.2)
3. Loans	134.5	20.2
4. Allowances for loan losses and off-balance-sheet instruments	32.0	(109.7)
5. Premises and equipment	(40.9)	27.9
6. Real estate sales and leasebacks	75.3	(19.8)
7. Land revaluation	189.0	(5.4)
8. Business combinations	(16.0)	24.7
9. Non-interest-earning deposits made under government-led restructuring program	61.2	(10.4)
10. Pension liabilities	405.6	(26.5)
11. Consolidation of variable interest entities	(9.7)	10.6
12. Deferred taxes	(271.9)	489.8
13. Other	40.4	20.1

Japanese GAAP	¥3,902.1	¥311.2

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

Reconciliation amounts for investments in the above table are presented net of taxes.

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

The differences between Japanese GAAP and U.S. GAAP arise from the difference in application of the formula allowance and the scope of the loans that are subject to the individual and portfolio impairment analysis. In addition to these effects based on differences between Japanese GAAP and U.S. GAAP, provision (credit) for loan losses may differ between Japanese GAAP and U.S. GAAP due to the difference in the timing of accounting closings between our consolidated financial statements under U.S. GAAP and those under Japanese GAAP. Specifically, in the fiscal year ended March 31, 2007, our consolidated financial statements under U.S. GAAP took into account additional impairments of loans to borrowers whose credit ratings under our internal rating system declined after the accounting closing of our consolidated financial statements under Japanese GAAP.

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

10.    Pension liabilities

Under Japanese GAAP, we adopted as of April 1, 2000, pension accounting that is based on the actuarial present value of accrued benefit obligations. The cumulative effect of the accounting change has been amortized and actuarial gains and losses are deferred and amortized. Under U.S. GAAP, we recalculated the benefit obligation at April 1, 2004 and accounted for the obligation as if we had adopted the accounting method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” beginning in the fiscal year ended March 31, 1990, as permitted for a foreign private issuer. The cumulative effect of the accounting change, as well as actuarial gains and losses since the adoption, had been fully amortized by April 1, 2004. See note 21 to our consolidated financial statements included elsewhere in this annual report for further discussion.

11.    Consolidation of variable interest entities

Under U.S. GAAP, variable interest entities are to be consolidated if we are deemed to be the primary beneficiary of the variable interest entity. Under Japanese GAAP, consolidation is not based on variable interests. We consolidate certain variable interest entities, such as entities related to asset backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products and investment funds. See note 25 to our consolidated financial statements included elsewhere in this annual report for further discussion.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

The following table provides information regarding our directors and corporate auditors as of June 30, 2008:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Terunobu Maeda (Jan. 2, 1945)	President & CEO (Representative Director (since Jan. 2003))	Apr. 1968 June 1995	Joined The Fuji Bank, Limited Director/General Manager of Credit Planning Division	June 2009

		Apr. 1996	Director/General Manager of Corporate Planning Division

		May 1997	Managing Director

		Jan. 1998	Managing Director/Head of Public and Financial Institutions Group

		May 1999	Managing Director/Chief Financial Officer

		May 2001	Deputy President/Chief Financial Officer (until Mar. 2002)

		Jan. 2002	Director of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.)

		Apr. 2002	President & CEO (until Apr. 2007)

		Jan. 2003	President & CEO of Mizuho Financial Group, Inc. (current)

Takashi Tsukamoto (Aug. 2, 1950)	Deputy President (Representative Director (since June 2008)) Head of Financial Control and Accounting Group Chief Financial Officer	Apr. 1974	Joined The Dai-Ichi Kangyo Bank, Limited	June 2010
		Apr. 2002	Executive Officer/General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
		Mar. 2003	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Feb. 2004	Managing Executive Officer/Head of Risk Management Group and Head of Human Resources Group

		Apr. 2004	Managing Executive Officer/Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.

		Mar. 2006	Managing Director/Chief Strategy Officer and Chief Financial Officer

		Apr. 2007	Deputy President

		Apr. 2008	Deputy President-Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.

		Apr. 2008	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)

		June 2008	Deputy President/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc. (current)

Hiroshi Motoyama (June 15, 1954)	Managing Director (since June 2007) Head of Strategic Planning Group and Head of IT, Systems & Operations Group Chief Strategy Officer and Chief Information Officer	Apr. 1977	Joined The Industrial Bank of Japan, Limited	June 2009
		Apr. 2002	Joint General Manager of Human Resources Division of Mizuho Bank, Ltd.
		Dec. 2002	General Manager of Corporate Banking Division No. 9 of Mizuho Corporate Bank, Ltd.
		Apr. 2004	Executive Officer/General Manager of IT & Systems Planning Division

		Apr. 2007	Managing Executive Officer/Head of Strategic Planning Group and Head of IT, Systems & Operations Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2007	Managing Director/Head of Strategic Planning Group and Head of IT, Systems & Operations Group (current)

Tsuneo Morita (Apr. 29, 1954)	Managing Director (since June 2008) Head of Internal Audit Group Chief Auditor	Apr. 1978	Joined The Fuji Bank, Limited	June 2010
		Apr. 2002	General Manager of Kichijoji Branch of Mizuho Bank, Ltd.
		Apr. 2003	Senior Manager of Administration of Mizuho Financial Group, Inc.
		July 2003	General Manager for Administration
		Aug. 2003	General Manager of Administration
		Mar. 2006	Executive Officer/General Manager of Administration
		Apr. 2008	Managing Executive Officer/Head of Internal Audit Group
		June 2008	Managing Director/Head of Internal Audit Group (current)

Hiroshi Saito (Mar. 29, 1944)	Director (since Jan. 2003) President & CEO of Mizuho Corporate Bank, Ltd.	Apr. 1966	Joined The Industrial Bank of Japan, Limited	June 2009
		June 1994	Director/General Manager of Corporate Banking Department No. 6

		May 1995	Director/General Manager of Tokyo Branch

		Feb. 1997	Managing Director

		June 1999	Managing Director/Head of Corporate Banking Unit

		June 2000	Managing Director

		Sep. 2000	Managing Executive Officer/Head of Corporate and Financial Institutions Banking Business Unit of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Jan. 2002	Director and Managing Executive Officer/Head of Corporate and Financial Institutions Banking Business Unit

		Apr. 2002	Director (until Apr. 2007)

		Apr. 2002	President & CEO of Mizuho Corporate Bank, Ltd. (current)

		Jan. 2003	Director of Mizuho Financial Group, Inc. (current)

Seiji Sugiyama (Apr. 17, 1947)	Director (since June 2003) President & CEO of Mizuho Bank, Ltd.	July 1971	Joined The Nippon Kangyo Bank, Limited	June 2009
		June 1999	Director/General Manager of Human Resources Office of The Dai-Ichi Kangyo Bank, Limited

		May 2000	Managing Director/General Manager of Corporate Banking Business Division I and Head of Customer & Consumer Banking Company

		June 2000	Managing Executive Officer/General Manager of Corporate Banking Business Division I and Head of Customer & Consumer Banking Company

		July 2000	Managing Executive Officer/Head of Customer & Consumer Banking Company

		June 2001	Managing Executive Officer/Head of Trust and Asset Management Business Unit of Mizuho Holdings, Inc.

		Apr. 2002	Managing Executive Officer/Chief Compliance Officer of Mizuho Corporate Bank, Ltd.

		June 2002	Managing Executive Officer/Chief Strategy Officer

		Mar. 2003	Deputy President-Executive Officer/Head of IT, Systems & Operations Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2003	Deputy President/Head of IT, Systems & Operations Group

		Mar. 2004	Director (current)

		Mar. 2004	President & CEO of Mizuho Bank, Ltd. (current)

		Mar. 2004	Director of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.) (until Apr. 2007)

Akihiko Nomiyama(1) (June 15, 1934)	Director (since June 2007) Special Advisor of NIPPON MINING HOLDINGS, INC.	Apr. 1957	Joined Nippon Mining Co., Ltd.	June 2009
		June 1984	Director
		June 1989	Managing Director
		Dec. 1992	Managing Director of Nikko Kyodo Co., Ltd.
		Dec. 1993	Managing Director of Japan Energy Corporation

		June 1994	Senior Managing Director

		June 1996	President and CEO (Representative Director)

		June 2000	Chairman, President and CEO (Representative Director)

		Apr. 2002	Chairman and CEO (Representative Director)

		Sep. 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.

		June 2003	Chairman (Representative Director)

		June 2006	Special Advisor (current)

		June 2007	Director of Mizuho Financial Group, Inc. (current)

Mitsuo Ohashi(1) (Jan. 18, 1936)	Director (since June 2005) Director and Chairman of the Board of Directors of Showa Denko K.K.	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2009
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director/General Manager of Corporate Planning Division

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Mar. 1993	Managing Director

		Mar. 1995	Senior Managing Director

		Mar. 1997	President and Chief Executive Officer

		Jan. 2005	Representative Director and Chairman of the Board of Directors

		June 2005	Director of Mizuho Financial Group, Inc. (current)

		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K. (current)

Kanemitsu Anraku(1) (Apr. 21, 1941)	Director (since June 2007)	Apr. 1964	Joined Nissan Motor Co., Ltd.	June 2009
		June 1993	Director
		June 1997	Managing Director

		May 1999	Executive Vice President (Representative Director)

		Apr. 2000	Vice Chairman (member of the board of directors)

		June 2000	Vice Chairman

		Apr. 2002	President (Representative Director) of Nissan Real Estate Development Corporation

		June 2005	Counselor

		July 2006	Counselor of Nissan Network Holdings Co., Ltd. (until June 2007)

		June 2007	Director of Mizuho Financial Group, Inc. (current)

Yoshiaki Sugita (Dec. 6, 1946)	Corporate Auditor (since June 2005)	Apr. 1970	Joined The Fuji Bank, Limited	June 2009
		June 1998	Director/General Manager of Systems Planning Division and General Manager of Technology Strategic Planning

		Nov. 1998	Director/General Manager of Systems Planning Division

		Apr. 2000	Director/General Manager of IT Planning Division

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2000	Executive Officer/General Manager of IT Planning Division

		Dec. 2000	Executive Officer/General Manager of IT & Systems Division

		Apr. 2002	Advisor of Mizuho Financial Group

		June 2002	Executive Officer/Assistant to Head of IT, Systems & Operations Group of Mizuho Holdings, Inc.

		Mar. 2003	Executive Officer/Assistant to Head of IT, Systems & Operations Group of Mizuho Financial Group, Inc.

		Apr. 2005	Managing Executive Officer/Head of IT, Systems & Operations Group

		June 2005	Corporate Auditor of Mizuho Corporate Bank, Ltd. (until Mar. 2006)

		June 2005	Corporate Auditor of Mizuho Financial Group, Inc. (current)

		June 2005	Corporate Auditor of Mizuho Holdings, Inc. (until Mar. 2006)

Tsuneo Muneoka (May 14, 1951)	Corporate Auditor (since June 2008)	Apr. 1976	Joined The Industrial Bank of Japan, Limited	June 2012
		Apr. 2002	General Manager of Financial Planning Division of Mizuho Bank, Ltd.

		Apr. 2004	Executive Officer/General Manager of Financial Planning Division

		Apr. 2005	Managing Executive Officer

		Apr. 2008	Advisor

		June 2008	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Yukio Nozaki(2) (Aug. 19, 1931)	Corporate Auditor (since Jan. 2003) Corporate Auditor of Mizuho Corporate Bank, Ltd. Corporate Auditor of Mizuho Bank, Ltd.	Apr. 1956	Assistant Judge of the Tokyo District Court	June 2011
		Mar. 1992	President of the Sendai High Court
		Mar. 1993	President of the Nagoya High Court
		Aug. 1996	Resigned from judge
		Oct. 1996	Registered as attorney at law (Daiichi Tokyo Bar Association)

		June 1997	Corporate Auditor of The Dai-Ichi Kangyo Bank, Limited (until Mar. 2002)

		Sep. 2000	Corporate Auditor of Mizuho Holdings, Inc. (until Mar. 2003)

		Apr. 2002	Corporate Auditor of Mizuho Corporate Bank, Ltd. (current)

		Jan. 2003	Corporate Auditor of Mizuho Financial Group, Inc. (current)

		Mar. 2006	Corporate Auditor of Mizuho Bank, Ltd. (current)

Masahiro Seki(2) (Sep. 11, 1934)	Corporate Auditor (since June 2006)	Apr. 1959	Joined Deloitte Haskins & Sells, Tokyo Office	June 2010
		June 1987	General Representative

		Feb. 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu

		June 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants

		Oct. 2000	Visiting Professor of Graduate School of International University of Japan

		Apr. 2001	Professor of Graduate School (until Mar. 2004)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (until June 2006)

		Apr. 2004	Established Seki Certified Public Accountants

		June 2006	Senior Advisor of the non-profit organization, Japanese Institute of International Accounting Education (current)

		June 2006	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Masami Ishizaka(2) (Dec. 5, 1939)	Corporate Auditor (since June 2008)	Apr. 1963	Joined Ministry of Finance	June 2012
		June 1993	Director-General of the Financial Bureau

		July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency

		July 1995	Administrative Vice Minister

		July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan

		July 1998	Executive Vice President of Japan National Oil Corporation

		Mar. 2004	Advisor

		July 2004	Vice Chairman of The General Insurance Association of Japan

		Sep. 2007	Chairman of Okura Zaimu Kyokai (current)

		June 2008	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Messrs. Nomiyama, Ohashi and Anraku satisfy the requirements for an “outside director” under the Company Law of Japan.
(2)	Messrs. Nozaki, Seki and Ishizaka satisfy the requirements for an “outside corporate auditor” under the Company Law of Japan.

Executive Officers

The following table provides information about our executive officers as of June 30, 2008, other than information regarding those that are also directors and listed above:

Name (date of birth)	Current positions and principal outside positions	Business experience
Hajime Saito	Managing Executive Officer (since Apr. 2008)	Apr. 1979	Joined The Dai-Ichi Kangyo Bank, Limited
(July 7, 1956)	Head of Risk Management Group Head of Human Resources Group	Apr. 2002	Deputy General Manager of Human Resources Planning of Mizuho Holdings, Inc.
	Head of Compliance Group Chief Risk Officer Chief Human Resources Officer Chief Compliance Officer	Mar. 2003	Deputy General Manager of Human Resources of Mizuho Financial Group, Inc.
		Oct. 2003	Senior Manager of Financial Planning
		Apr. 2004	General Manager of Financial Planning

		Mar. 2006	Executive Officer/General Manager of Treasury Division of Mizuho Bank, Ltd.

		Apr. 2008	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of Mizuho Financial Group, Inc. (current)

Masanori Murakami (Dec. 25, 1955)	Executive Officer (since Apr. 2007) General Manager of Corporate Communications	Apr. 1978	Joined The Industrial Bank of Japan, Limited
		Apr. 2002	Deputy General Manager of Corporate Banking Coordination Division of Mizuho Corporate Bank, Ltd.

		Dec. 2002	Senior Manager of Syndicated Finance Administration Division

		Apr. 2003	General Manager of Syndicated Finance Administration Division

		Oct. 2004	General Manager of Syndicated Finance Division

		Apr. 2007	Executive Officer/General Manager of Corporate Communications of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience

Hidemi Hiroi (Nov. 16, 1954)	Executive Officer (since Apr. 2007) General Manager of Group Strategic Planning	Apr. 1979	Joined The Industrial Bank of Japan, Limited
		Apr. 2002	Senior Manager of Corporate Banking Coordination Division of Mizuho Corporate Bank, Ltd.

		Dec. 2002	Joint General Manager of Corporate Banking Coordination Division

		Apr. 2003	General Manager of Hiroshima Corporate Banking Division

		Apr. 2005	General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.

		Apr. 2007	Executive Officer/General Manager of Group Strategic Planning (current)

Toshitsugu Okabe (May 2, 1956)	Executive Officer (since Apr. 2008) General Manager of Executive Secretariat	Apr. 1980	Joined The Fuji Bank, Limited
		Apr. 2002	Head of Social Responsibility Compliance office of Mizuho Bank, Ltd.

		May 2003	General Manager of Azabu Branch

		July 2005	General Manager for Executive Secretariat of Mizuho Financial Group, Inc.

		Oct. 2005	General Manager of Executive Secretariat

		Apr. 2008	Executive Officer/General Manager of Executive Secretariat (current)

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

The aggregate compensation, including bonuses but excluding retirement allowances, paid by Mizuho Financial Group and subsidiaries to our directors and to our corporate auditors during the fiscal year ended March 31, 2008 was ¥417 million and ¥121 million, respectively.

The amount of reserves set aside by Mizuho Financial Group and subsidiaries for the payment of retirement allowances for directors and corporate auditors for the fiscal year ended March 31, 2008 was ¥284 million and ¥24 million, respectively.

We abolished the retirement allowances program for directors and officers by resolution in our ordinary general meeting of shareholders held on June 26, 2008. We, however, obtained shareholders’ approval for a payment of a lump-sum retirement allowances to current directors and corporate auditors with respect to the amount of retirement allowances corresponding to the years of service up through the close of such ordinary general meeting of shareholders, and the lump-sum retirement allowances will be paid at the time of retirement of each director or corporate auditor. We do not plan to seek additional shareholders’ approval in the future on the payment of these retirement allowances.

In addition, we have obtained shareholders’ approval for the introduction of stock compensation-type stock options (stock acquisition rights) for the directors (excluding the outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. Pursuant to such program, the directors (excluding the outside directors) will be offered stock acquisition rights to acquire shares of our common stock. The maximum number of shares to be issued or transferred upon the exercise of the stock acquisition rights issued to the directors (excluding the outside directors) within one year after each ordinary general meeting of shareholders shall be a total of 500 shares of common stock per year. We may appropriately adjust the number of shares to be issued or transferred upon the exercise of each stock acquisition right in the event an allotment of shares or fraction of a share without consideration is made or other events that require an adjustment of the number of shares occur. The amount to be paid upon allotment of one stock acquisition right shall be an amount determined by the board of directors based on the fair value of such stock acquisition right. The exercise price of the stock acquisition rights will be ¥1 per share. As with the other terms and conditions of the stock acquisition rights, the period during which the stock acquisition rights may be exercised shall be determined by the board of directors and shall be a period to begin no earlier than the date of the allotment of such stock acquisition rights and end no later than 20 years from such date.

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

Our articles of incorporation, in accordance with the Company Law, allow us to enter into an agreement with outside directors and outside corporate auditors that limits their liabilities incurred in connection with their service. The limitation of the liabilities under such agreement must be the higher of either (i) a pre-determined amount not less than ¥20 million or (ii) the amount prescribed in laws and regulations, which is currently equivalent to two times the annual compensation to such outside director or outside corporate auditor. Pursuant to the provisions, we have entered into such agreements with all of our outside directors and outside corporate auditors that were in office at any time after June 2006.

To ensure transparency and objectivity in personnel matters relating to directors, we have established a nominating committee and a compensation committee. Each committee is comprised of six directors, of whom three are outside directors.

For additional information on our directors and corporate auditors and our board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Directors and Corporate Auditors” and “Item 10.B. Additional Information—Memorandum and Articles of Association” in this annual report.

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

The following table shows the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by us. The information set forth below is current as of June 30, 2008.

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

The Company Law provides that a large company must appoint an accounting auditor at a general meeting of shareholders. However, the Company Law also provides that, in order to submit a proposal concerning an appointment of an accounting auditor to a general meeting of shareholders, the board of directors must obtain the consent of the board of corporate auditors and that the board of corporate auditors may, by resolution, demand that the board of directors include the appointment of an accounting

Corporate governance practices followed by NYSE-listed U.S. companies	Corporate governance practices followed by us

auditor in the agenda of a general meeting of shareholders or demand that the directors submit a proposal concerning the appointment of a certain accounting auditor that is recommended by the board of corporate auditors. The Company Law provides that the board of corporate auditors may, by unanimous resolution, dismiss an accounting auditor for causes enumerated in the Company Law such as breach of his or her duties. The Company Law also provides that in order to submit a proposal concerning a dismissal of an accounting auditor to a general meeting of shareholders, the directors must obtain the consent of the board of corporate auditors and that the board of corporate auditors may, by resolution, demand that the directors include the dismissal of a certain accounting auditor in the agenda of a general meeting of shareholders. The board of corporate auditors may audit in its own right if it believes that the manner or result or result of an audit by the accounting auditors is not reasonable. To this end, a corporate auditor may, if necessary for the performance of his or her duties, request the accounting auditors to provide a report on their duties. Further, it is also provided that the accounting auditors must submit an audit report directly to the board of corporate auditors and the corporate auditors may demand the accounting auditors to provide an explanation with respect to their audit report. As such, in accordance with the Company Law, our board of corporate auditors is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for us.

Under Japanese Law, neither the corporate auditors nor the board of corporate auditors has the statutory power to establish procedures for the receipt, retention, and treatment of complaints and the confidential, anonymous submission of concerns by employees. Thus, our board of directors has established such procedures. Under our regulations of corporate auditors, our board of corporate auditors is required to confirm that such procedures are appropriately established. Such procedures include the receipt and treatment of complaints and the confidential, anonymous submission of concerns by employees regarding the status of our internal control system on accounting and financial reporting and

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

A NYSE-listed U.S. company must adopt a code of business conduct and ethics and must post the code on its website.	Under Japanese law, including the Company Law and the Financial Instruments and Exchange Law of Japan, and the rules of financial instruments exchanges in Japan on which we are listed, we are not required to adopt a code of business conduct and ethics for directors, officers and employees. We maintain the “Mizuho Code of Conduct” as our standard for corporate conduct, covering all of our directors, officers and employees.

A NYSE-listed U.S. company must adopt corporate governance guidelines and must post the guidelines on its website.	Under the Company Law, a large company with a board of directors, including us, is required to establish an internal control system and disclose the existence and present conditions of such internal control system in its business report. In addition, a listed company should disclose its internal control system in its annual securities report and certain other disclosure documents in accordance with the Financial Instruments and Exchange Law of Japan and regulations thereunder, and applicable Japanese financial instruments exchange rules in respect of timely disclosure. English translations of disclosure documents under financial instruments exchange rules are posted on our website.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Company Law, if we desire to adopt an equity compensation plan under which stock acquisition rights are granted with specially favorable conditions, except where such rights are granted to all of our shareholders on a pro rata basis, then such a plan must be approved by a special resolution adopted at a general meeting of shareholders, where the quorum is, under our articles of incorporation, one-third of the total number of voting rights of the

Corporate governance practices followed by NYSE-listed U.S. companies	Corporate governance practices followed by us
shareholders entitled to vote, and the approval of at least two-thirds of the voting rights of shareholders present at the meeting is required.

A NYSE-listed U.S. company must have an internal audit function, which must be the sole responsibility of the audit committee and may not be allocated to a different committee.	Our internal audit function is maintained by our internal audit committee. Our internal audit committee determines all important matters concerning internal audits. The committee is chaired by our president and chief executive officer and is independent of our other business operations. The committee reports to our board of directors. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Internal Audit—Internal Audit Management Structure.”

6.D. Employees

As of March 31, 2006, 2007 and 2008, we had 45,758, 47,449 and 49,114 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 19,805 temporary employees during the fiscal year ended March 31, 2008.

The following tables show our full-time employees as of March 31, 2008 and average number of temporary employees for the fiscal year ended March 31, 2008, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Global Corporate Group	12,188	1,334
Global Retail Group	27,148	17,521
Global Asset & Wealth Management Group	5,236	572
Others	4,542	378

Total	49,114	19,805

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	94.3%	99.6%
Americas	1.4	0.0
Europe	1.5	0.3
Asia/Oceania (excluding Japan) and others	2.8	0.1

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2008:

Directors	Number of shares owned
Terunobu Maeda	113
Takashi Tsukamoto	37
Hiroshi Motoyama	2
Tsuneo Morita	13
Hiroshi Saito	29
Seiji Sugiyama	28
Akihiko Nomiyama	—
Mitsuo Ohashi	—
Kanemitsu Anraku	6

Corporate Auditors	Number of shares owned
Yoshiaki Sugita	33
Tsuneo Muneoka	8
Yukio Nozaki	60
Masahiro Seki	1
Masami Ishizaka	24

None of our directors or corporate auditors is the owner of more than one percent of our common stock, and no director or corporate auditor has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B. Compensation.”

We have two employee stock ownership plans under which participating employees of the companies listed below are able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that these plans held as of March 31, 2008:

	As of March 31, 2008
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Corporate Bank Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute	44,945
Mizuho Group Employee Stock Ownership Plan	Mizuho Securities Mizuho Capital	385

Total		45,330

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2008:

	As of March 31, 2008
	Number of shares owned	Percentage of issued shares(1)
Japan Trustee Services Bank, Ltd. (trustee account)	700,643	6.15%
The Master Trust Bank of Japan, Ltd. (trustee account)	595,358	5.22
The Dai-ichi Mutual Life Insurance Company	279,158	2.45
Japan Trustee Services Bank, Ltd. (trustee account 4)	226,316	1.99
BNY GCM Client Account JPRD ISG (FE-AC)	194,330	1.71
Morgan Stanley & Co. International plc	144,106	1.26
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking)	137,000	1.20
Hero & Co.	133,558	1.17
Nippon Life Insurance Company	132,631	1.16
Deutsche Bank AG, London 610	101,270	0.89

Total	2,644,370	23.20%

Notes:

(1)	Percentage of number of shares owned within the total number of issued shares (including treasury stock).
(2)	Share ownership figures in the above table are rounded to the nearest full share.

On May 28, 2007, we repurchased and cancelled 261,041 shares of our common stock held by Mizuho Financial Strategy, a wholly-owned subsidiary of ours.

As of March 31, 2008, there were 163 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 9% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2008 consisted of eleventh series class XI and thirteenth series class XIII preferred stock, all of which are non-voting. The following table sets forth information regarding the combined ownership of shares of eleventh series class XI preferred stock and thirteenth series class XIII preferred stock by our ten largest shareholders of preferred stock as of March 31, 2008, as appearing on the register of preferred shareholders:

	As of March 31, 2008
Name	Number of shares owned	Percentage of issued shares
Deutsche Bank AG, London 610	48,630	4.96%
Morgan Stanley & Co. International plc	32,795	3.34
UBS AG London A/C Ipb Segregated Client Account	27,045	2.76
The Dai-ichi Mutual Life Insurance Company	27,000	2.75
BNP Paribas London Branch for BNPPPB Evotok	25,600	2.61
Meiji Yasuda Life Insurance Company	25,000	2.55
Morgan Stanley & Co. Inc.	19,290	1.97
Lehman Brothers International (Europe)	19,260	1.96
Sompo Japan Insurance Inc.	19,000	1.94
Fukoku Mutual Life Insurance Company	15,000	1.53

Total	258,620	26.38%

As of March 31, 2008, there was one record holder of our preferred stock with an address in the United States.

The following table shows the shares of preferred stock that we issued to, and repurchased from, the Resolution and Collection Corporation during the past three years:

Class of preferred shares	Date of repurchase	Number of shares repurchased	Original issue price	Repurchase price
			(in billions of yen)
Second series class II preferred stock	August 29, 2005	61,400	¥122.8	¥115.3
Third series class III preferred stock	August 29, 2005	100,000	200.0	187.6
Fourth series class IV preferred stock	July 4, 2006	150,000	300.0	301.9
Sixth series class VI preferred stock	July 4, 2006	150,000	300.0	301.6
Seventh series class VII preferred stock	October 12, 2005	125,000	250.0	250.7
Eighth series class VIII preferred stock	August 29, 2005	59,300	118.6	156.4
Tenth series class X preferred stock	August 29, 2005	140,000	175.0	233.7

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2008, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2008, none of our directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2008.

During the fiscal year ended March 31, 2008, no loans were made to our directors or executive officers or corporate auditors other than in the normal course of business, on normal commercial terms and conditions.

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

Dividend Policy

We have continued to accumulate net income and will place our management emphasis on return on equity from the perspective of effective utilization of our capital and consider returning profits to our shareholders while maintaining and strengthening our capital base.

Based on this policy, in view of our consolidated financial results, the level of retained earnings and other factors, we increased the year-end cash dividend per share of common stock for the fiscal year ended March 31, 2008 by ¥3,000 from the previous fiscal year to ¥10,000. We also made dividend payments on preferred stock as prescribed.

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

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs since their listing on November 8, 2006:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2007 (from November 8, 2006)	$15.35	$12.74	46,049
2008	14.95	7.01	164,439
2007:
Third quarter (from November 8, 2006)	15.35	13.71	35,089
Fourth quarter	15.13	12.74	52,517
2008:
First quarter	14.95	11.99	48,337
Second quarter	14.44	10.37	109,086
Third quarter	12.36	9.14	243,454
Fourth quarter	9.76	7.01	258,617
2009:
First quarter	11.45	7.44	322,107
Most recent six months:
March	8.49	7.01	207,720
April	10.59	7.44	212,457
May	10.78	9.74	258,297
June	11.45	9.19	500,787
July	11.33	8.75	494,328
August	9.69	8.12	340,254
September (through September 3)	8.68	8.31	368,264

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

Fiscal years ended/ending March 31,	Price per share		Average daily trading volume
	High	Low
			(shares)
2004	¥455,000	¥58,300	180,447
2005	560,000	391,000	90,873
2006	969,000	469,000	93,074
2007	1,030,000	733,000	78,245
2008	911,000	360,000	120,603
2007:
First quarter	1,030,000	827,000	93,471
Second quarter	1,010,000	861,000	63,819
Third quarter	958,000	791,000	71,806
Fourth quarter	917,000	733,000	84,415
2008:
First quarter	911,000	707,000	83,015
Second quarter	876,000	586,000	121,468
Third quarter	727,000	499,000	128,624
Fourth quarter	539,000	360,000	150,764
2009:
First quarter	606,000	364,000	218,046
Most recent six months:
March	429,000	360,000	154,507
April	560,000	364,000	274,150
May	567,000	500,000	214,310
June	606,000	491,000	165,500
July	597,000	460,000	187,176
August	516,000	440,000	135,974
September (through September 4)	474,000	440,000	119,325

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

Our ADSs, each representing one five-hundredth of a share of our common stock, have been listed on the New York Stock Exchange since November 8, 2006 and are quoted under the ticker symbol “MFG.”

Allotments of 999 shares for each share of our common stock, as approved at the ordinary general shareholders meeting held on June 26, 2008, are scheduled to be made effective January 4, 2009, upon which the ratio of ADSs to shares of our common stock will be changed to each ADS representing two shares of our common stock.

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

Restriction on Distribution of Surplus

Payment of annual dividends on shares of common stock is subject to the prior payment of dividends on shares of preferred stock of ¥20,000 (or ¥20, after the effectiveness of the allotment of shares or fractions of a share without consideration (as described in “—Fractional Shares and Unit Share System”) ) per share of eleventh series class XI preferred stock and ¥30,000 (or ¥30, after the effectiveness of the allotment of shares or fractions of a share without consideration) per share of thirteenth series class XIII preferred stock. Payment of an interim dividend on shares of our common stock is also subject to the prior payment of an interim preferred dividend of one-half the annual preferred dividend amount on the shares of the two series of preferred stock.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We currently have no intention to opt for becoming such a company with respect to the fiscal year ending March 31, 2008.

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

Fractional Shares and Unit Share System

Fractional Shares—Before Effectiveness of the Allotment of Shares or Fractions of a Share without Consideration

Holders of fractional shares constituting one-hundredth of one share or any integral multiple thereof are registered in our register of fractional shares. Fractional shares do not carry voting rights, but holders thereof are entitled to receive dividends and certain other economic rights. No certificate is issued representing fractional shares. As the transfer of shares generally requires delivery of the share certificates therefor, fractional shares are normally not transferable. Registered holders of fractional shares may at any time request us to purchase such fractional shares at the current market price as determined pursuant to the Commercial Code, applicable as an interim measure. In addition, registered holders of fractional shares may require us to sell them a number of fractional shares, of which number, when combined with the number already held by such holder, shall become one share; provided that we are obliged to comply with such request only when we own a sufficient number of shares to accommodate the desired sale and purchase. As of March 31, 2008, there were 21,456.66 fractional shares of our common stock. The Company Law abolished the above fractional share system, except to the extent fractional shares were outstanding at the time of enactment of the Company Law in which case the interim measure described above is applicable.

Allotment of Shares or Fractions of a Share without Consideration

With the implementation of the electronic share certificate system under the Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlements of Trades of Stocks and Other Securities (Law No. 88 of 2004 the “Settlement Rationalization Law”) scheduled to become effective in January 2009, all listed shares are to become eligible for book-entry transfer. Because fractional shares will not be eligible for book-entry transfer and will no longer be handled under the new “book-entry transfer system” after the implementation of the electronic share certificate system, it was resolved at our ordinary general meeting of shareholders held on June 26, 2008 that allotment of shares or fractions of a share without consideration will be made to all shareholders and holders of fractional shares (the “allotment of shares or fractions of a share without consideration”) pursuant to the provisions of Article 88 of the Law Concerning Adjustment and Coordination of Relevant Laws in Association with the Enforcement of the Company Law (Law No. 87 of 2005, the “Adjustment Law”). The allotment of shares or fractions of a share without consideration shall be made by allotting the same type of shares and fractions of a share to the shareholders and the holders of fractional shares, respectively, that are registered or recorded in the register of shareholders, the register of beneficial shareholders or the register of fractional shares, as the case may be, as of the end of the day immediately preceding the date on which the allotment of shares or fractions of a share without consideration becomes effective. The number of shares and fractions of a share to be allotted shall be in proportion to the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the shareholders and the holders of fractional shares, in each case without any additional consideration, at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share. The allotment of shares or fractions of a share without consideration is to become effective on the day immediately preceding the date the Settlement Rationalization Law becomes effective.

In addition to abolishing the fractional share system, it was also resolved at our ordinary general meeting of shareholders held on June 26, 2008 that partial amendment to the articles of incorporation and partial amendment to the terms and conditions of the eleventh series class XI preferred stock and of the thirteenth series class XIII preferred stock pursuant to Article 88, Paragraph 5 of the Adjustment Law were to be made in order to adopt the unit share system. Subject to the effectiveness of the allotment of shares or fractions of a share without consideration, we will adopt the unit share system. The number of shares constituting 1 unit of shares at this stage shall be 1,000 with respect to common stock and each class of preferred stock pursuant to Article 88, Paragraph 5, Item 1 of the Adjustment Law. In order to lower the minimum investment amount to one-tenth (1/10) in conjunction with the adoption of the unit share system, our board of directors, at their meeting held on May 15, 2008, resolved to make an amendment to the articles of incorporation, pursuant to which the number of shares constituting one unit of shares will be reduced from 1,000 to 100 pursuant to Article 195 of the Company Law, the effective date being the day immediately preceding the date the Settlement Rationalization Law becomes effective. Therefore, the number of shares constituting one unit of shares will become 100, with respect to the common stock and each class of preferred stock, on the day immediately preceding the date the Settlement Rationalization Law becomes effective.

Unit Share System

As mentioned above, we are scheduled to adopt the unit share system, under which 100 shares of common stock and each class of preferred stock shall each constitute one unit beginning the day immediately preceding the date the Settlement Rationalization Law becomes effective. Under the unit share system, shareholders will have one voting right for each unit of shares held by them at general meetings of shareholders or at meetings of holders of a particular class of shares, and shares constituting less than a full unit will carry no voting rights. See “—Preferred Stock—Voting Rights” for information on the voting rights that holders of preferred stock may have at general meetings of shareholders. Our articles of incorporation, after the aforementioned amendment, provide that the holders of shares constituting less than a full unit will not have shareholder rights, except for those specified in the Company Law or an ordinance of the Ministry of Justice which include rights (i) to receive dividends, (ii) to receive cash or other assets in case of a consolidation or split of shares, share exchange or share transfer, or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Because our articles of incorporation, after the aforementioned amendment, provide that the holders of shares constituting less than a full unit will not have the shareholder right requiring us to record in the register of shareholders such matters that are recorded in the register of shareholders related to acquisition of shares, the holders of shares constituting less than a full unit may not assert their acquisitions of fractions of a unit against us and any third party, and therefore all fractions of a unit will generally be untransferable. Holders of shares constituting less than a full unit may at any time request us to purchase such shares at the current market price as determined pursuant to the Company Law, which request may not be withdrawn without our consent. In addition, holders of shares constituting less than a full unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of shares; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate the desired sale and purchase. The board of directors may reduce the number of shares constituting less than a unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution of the general meeting of shareholders.

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

Voting Rights

Before we adopt the unit share system as described in “—Fractional Shares and Unit Share System,” a holder of shares of common stock is entitled to one voting right for each such share, except that neither we, nor a corporation or other entity, more than one-quarter of the total voting rights of which are directly or indirectly held by us, may exercise its voting rights with respect to the shares of common stock held by it. After we adopt the unit share system, our shareholders will have one voting right for each unit of shares held by them (regarding the voting rights held by holders of preferred stock, see “—Preferred Stock—Voting Rights”).

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

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions of residual assets relating to the then outstanding preferred stock will be distributed among holders of shares of common stock in proportion to the respective numbers of shares held by them. See “—Preferred Stock—Liquidation Rights.”

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

Reporting of Substantial Shareholders

The Financial Instruments and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the company’s total issued share capital. Copies of each report must also be furnished to the company of the shares and to all the Japanese stock exchanges on which the shares are listed.

There are other reporting requirements under the Banking Law. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Examination and Reporting Applicable to Shareholders.”

Holding of Shares of Our Common Stock by Foreign Investors

There are no limitations imposed by the laws of Japan, our articles of incorporation or our other constituent documents on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares of common stock or preferred stock.

Transfer of Shares

The Settlement Rationalization Law is scheduled to become effective in January 2009, and a new central clearing system for shares of listed companies will be established. Share certificates will no longer be issued or used beginning such date.

Before the effective date of the Settlement Rationalization Law, transfers of shares of common stock in our company, which is a company that issues share certificates, are effected by delivery of the share certificates, but in order to assert shareholders’ rights against us, the transferee must have its name and address registered in our register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with our transfer agent. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint standing proxies in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. On the effective date of the Settlement Rationalization Law, all existing share certificates of listed companies will become null and void. Beginning the effective date, the transfer of such shares of common stock will be effected through entry in books maintained under the new central clearing system. Registrations of the transferees of such shares in our register of shareholders will be made pursuant to notices issued by the new book-entry transfer institution.

Our transfer agent is Mizuho Trust & Banking, located at 2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan.

The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert their shareholders’ rights against us.

The central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to common stock. Before the effective date of the Settlement Rationalization Law, pursuant to this system, a holder of common stock is able to choose, at its discretion, to participate in this system and all certificates for shares of common stock elected to be put into this system are deposited with JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders and treated in the same way as shareholders registered in our register of shareholders. In connection with a transfer of shares of common stock held under this system, entry of the share transfer in the books maintained by JASDEC for the participating institutions or the books maintained by each participating institution for its customers, or both, has the same effect as delivery of share certificates. On the effective date of the Settlement Rationalization Law, a new central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including shares of our common stock.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our articles of incorporation, our share handling regulations and the Company Law and certain related legislation, all as currently in effect. The detailed rights of our preferred stock are set forth in our articles of incorporation and the resolutions of our board of directors relating to the issuance of the relevant series of preferred stock, both of which were amended by resolution at our ordinary general meeting of shareholders held on June 26, 2008, as described in “—Common Stock—Fractional Shares and Unit Share System.”

General

Under our articles of incorporation, we are authorized to issue 1,398,500 (or 1,398,500,000, after the effectiveness of the allotment of shares or fractions of a share without consideration) shares of class XI preferred stock, 1,500,000 (or 1,500,000,000, after the effectiveness of the allotment of shares or fractions of a share without consideration) shares of class XII preferred stock and 1,500,000 (or 1,500,000,000, after the effectiveness of the allotment of shares or fractions of a share without consideration) shares of class XIII preferred stock.

As of March 31, 2008, 943,740 shares of eleventh series class XI preferred stock and 36,690 shares of thirteenth series class XIII preferred stock were outstanding and there were no fractional shares of each series of preferred stock.

The same type of shares of preferred stock will be respectively allotted to the shareholders of preferred stock who are registered or recorded in the register of shareholders or the register of beneficial shareholders as of the end of the day immediately preceding the day on which the allotment of shares or fractions of a share without consideration becomes effective, in proportion to the number of shares of each class of preferred stock held by the shareholders, without any additional consideration, and such allotment will be made at the rate of 999 shares per 1 share. In addition, we are scheduled to adopt the unit share system in respect of preferred stock as well as common stock, where 100 shares of each class of preferred stock shall each constitute one unit beginning the day immediately preceding the date the Settlement Rationalization Law becomes effective. See “—Common Stock—Fractional Shares and Unit Share System.”

Preferred Dividends

Payment of annual dividends on shares of common stock is subject to the prior payment on shares of preferred stock. The amount of preferred dividends for each type of outstanding preferred stock is as follows:

•

Eleventh series class XI preferred stock bears an annual non-cumulative dividend of ¥20,000 (or ¥20, after the effectiveness of the allotment of shares or fractions of a share without consideration) per share, and in the event we pay an interim dividend, holders are entitled to receive ¥10,000 (or ¥10, after the effectiveness of the allotment of shares or fractions of a share without consideration) in preference to common shares.

•

Thirteenth series class XIII preferred stock bears an annual non-cumulative dividend of ¥30,000 (or ¥30, after the effectiveness of the allotment of shares or fractions of a share without consideration) per share, and in the event we pay an interim dividend, holders are entitled to receive ¥15,000 (or ¥15, after the effectiveness of the allotment of shares or fractions of a share without consideration) in preference to common shares.

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of shares of our preferred stock will be entitled, equally in rank as among themselves and in preference over shares of common stock, to receive out of our residual assets upon liquidation a distribution of ¥1,000,000 (or ¥1,000, after the effectiveness of the allotment of shares or fractions of a share without consideration) per share in the case of eleventh series class XI and thirteenth series class XIII preferred stock.

Holders of shares of our preferred stock are not entitled to any further dividends or other participation or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of preferred stock has a right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Company Law or other applicable law or our articles of incorporation. Under our articles of incorporation, holders of shares (or holders of units, after the effectiveness of the allotment of shares or fractions of a share without consideration) of our preferred stock will be entitled to receive notice of, and to vote at, general meetings of shareholders:

•	from the commencement of any ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting; or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting,

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

Acquisition of Preferred Stock

We may, if required, subject to regulatory approval, acquire any shares of the preferred stock then outstanding at any time out of the Distributable Amount (as defined in “—Common Stock—Dividends— Restriction of Dividends”). We may also, acquire all or a portion of the thirteenth series class XIII preferred stock on or after April 1, 2013 at a price of ¥1,000 per share, with the equivalent amount of preferred dividends in arrears to such acquisition, without consent of the holders of shares of such preferred stock. When a portion of a certain class of preferred stock is acquired, such acquisition shall be made from each holder thereof in number of shares determined by way of a lot or pro rata allocation.

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

Eleventh series class XI preferred stock may, at the option of the holder thereof, be acquired with shares of common stock at any time from July 1, 2008 to June 30, 2016 at a market price per share of our common stock as at the commencement date of the acquisition period, subject to anti-dilution adjustments and annual resets to the market price of our common stock on July 1 of each year. For the purpose of determining the initial conversion price, the reset of the conversion price and the mandatory conversion price, the market price is deemed to be the average price of daily closing prices of our common stock on the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the commencement date of the conversion period, the relevant reset date or the mandatory conversion date, respectively. The conversion price is subject to a floor price of ¥50,000 (or ¥50, after the effectiveness of the allotment of shares or fractions of a share without consideration), which is also subject to anti-dilution adjustments.

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

“Non-residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, the branches and offices of non-resident corporations that are located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

“Foreign investors” are defined as:

•	individuals not resident in Japan;

•	judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•

corporations of which 50% or more of the shares are held by individuals not resident of Japan and/or judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	judicial persons or other organizations, a majority of officers (or a majority of officers having the power of representation) of which are non-resident individuals.

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

If a foreign investor acquires our shares and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the foreign investor must file a report of such acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition, in principle. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

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

10.E. Taxation

Japanese Taxation

The following is a general summary of major Japanese tax consequences (limited to national tax) to holders of shares of our common stock or ADSs representing shares of our common stock who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan, which we refer to as “non-resident holders” in this section. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese tax authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or interpretations thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares of our common stock or ADSs is subject to Japanese income tax collected by way of withholding on dividends paid by us, and we will withhold such tax prior to payment of dividends. Stock splits are, in general, not a taxable event.

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

Under the income tax treaty between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a qualified United States resident eligible to enjoy treaty benefits that is either a corporation owning, directly or indirectly, less than 10% of the voting stock of a Japanese corporation or an individual is generally reduced to 10% of the gross amount actually distributed, except where such United States resident conducts business in Japan through a permanent establishment situated therein and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock or ADSs. A non-resident holder of shares of our common stock who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through us, to the relevant tax authority before payment of dividends.

A standing proxy for a non-resident holder may provide such application service. With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the Depositary or its Agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure.

We do not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident holders who would be eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale or other disposition of shares of our common stock or ADSs outside Japan by a non-resident holder, who is a portfolio investor, are not, in general, subject to Japanese income tax or corporation tax.

Any deposits or withdrawals of shares of our common stock by a non-resident holder in exchange for ADSs are, in general, not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired our shares of our common stock or ADSs from an individual, as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.

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

•

a trust if it (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

The U.S. Treasury has expressed concerns that parties through whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described in “—U.S. Taxation—Taxation of Dividends” below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in “—U.S. Taxation—Taxation of Dividends” below, could be affected by actions taken by parties through whom the ADSs are released.

ADSs

If a U.S. holder holds ADSs, for U.S. federal income tax purposes, such holder will generally be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares in exchange for ADSs are not subject to U.S. federal income tax.

Taxation of Dividends

Subject to the discussion under “—U.S. Taxation—Passive Foreign Investment Company Rules” below, the gross amount of any distribution received with respect to our shares or ADSs (including amounts withheld to reflect Japanese withholding taxes), will be taxable as dividends, to the extent paid out of the current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Such cash or non-cash income, including withheld taxes, will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder in the case of shares, or by the depositary, in the case of ADSs. Such dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under “—Japanese Taxation” above, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations, the Japanese tax withheld may be creditable against the U.S. holder’s U.S. federal income tax liability or may be claimed as a deduction from the U.S. holder’s federal adjusted gross income provided that the U.S. holder elects to deduct all foreign taxes paid on the same taxable year. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” Further, in certain circumstances, if a U.S. holder:

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

With respect to non-corporate U.S. investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to individuals paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not the shares, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

Taxation of Capital Gains

Subject to the discussion under “—U.S. Taxation—Passive Foreign Investment Company Rules” below, upon a sale or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares or ADSs exceeds one year. A U.S. holder’s tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gain or loss realized by a U.S. holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

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

If we are a PFIC for any taxable year during which a U.S. holder holds shares or ADSs, the U.S. holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. holder receives and any gain the U.S. holder realizes from the sale or other disposition (including a pledge) of shares or ADSs. Additionally, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

These special tax rules generally will apply even if we cease to be a PFIC in future years. Distributions U.S. holders receive in a taxable year that are greater than 125% of the average annual distributions they received during the shorter of the three preceding taxable years or their holding period for shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Alternatively, a U.S. holder could make a mark-to-market election provided that shares or ADSs are regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. holders of ADSs because the ADSs are listed on the New York Stock Exchange which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Under current law, the mark-to-market election may be available to U.S. holders of shares because the shares are listed on the Tokyo Stock Exchange which constitutes a qualified exchange, although there can be no assurance that the shares will be “regularly traded” for purposes of the mark-to-market election. In addition, a U.S. holder of shares in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to U.S. holders of common stock because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

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

Approach to Basel II

The BIS Regulations, the regulations for international standards of the health of banks first implemented in 1992, have been revised in light of developments in risk management methods in order to better reflect the actual substance of the risks. These amended regulations, known as “Basel II,” focus on three main points. The first is minimum capital requirements relating to risk which should be maintained by banks, with respect to which the calculation method for credit risk was changed and operational risk was added. The second is a supervisory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure. We have obtained the necessary approvals from government authorities on calculation methods for each type of risk and have been calculating capital adequacy ratios based on Basel II from March 31, 2007, when the Basel II was implemented in Japan. In addition, we are planning and preparing to apply advanced approaches for calculating credit risk and operational risk that can reflect our risk profiles more appropriately.

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

Internal rating system

One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of an internal rating system that consists of credit ratings and pool allocations. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the possibility of ultimately incurring losses related to each individual claim by taking into consideration the nature of any collateral or guarantee and the seniority of the claim. In principle, obligor ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever a obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider obligor ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet instruments, such obligor ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for loan losses and charge-offs in our self-assessment of loans and off-balance-sheet instruments. Pool allocations are applied to small claims that are less than a specified amount by pooling customers and claims with similar risk characteristics and assessing and managing the risk for each such pool. We efficiently manage credit risk and credit screening by dispersing a sufficient number of small claims within each pool. We generally review the appropriateness and effectiveness of our approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

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

Collection and disposal of impaired loans

With respect to collection and disposal of impaired loans, our specialist unit maintains central control and pursues corporate revitalization or collection efforts, as appropriate, toward taking the impaired loans off-balance. Specifically, we believe that supporting the revitalization efforts of corporations is an important role for financial institutions, and we support corporations undergoing revitalization by reviewing business plans, advising on revitalization methods and utilizing corporate revitalization schemes such as divestitures and mergers and acquisitions, taking advantage of our group-wide resources. These efforts have been steadily producing satisfactory results. In addition, we work on final disposal of impaired loans efficiently and swiftly by conducting bulk sales and by utilizing Mizuho Servicing Co., Ltd., our subsidiary that specializes in performing debt collection services for our group companies.

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

Our Response to Dislocation in Global Financial Markets

A steep rise in the U.S. subprime loan delinquency rate caused a sharp drop in the price of related securitization products. Thereafter, the price of securitization and other products, including securitization products not directly related to subprime loans, declined sharply in global financial markets as market liquidity was diminished. During the fiscal year ended March 31, 2008, the global financial markets thus experienced a significant stress situation as a result of such market dislocation.

Because market risk measurements and management using the value-at-risk method is based on historical data, they are subject to limitations in such market environment. We thus (i) strengthened the management of maximum exposure limits for securitization products and (ii) conducted stress testing based on diminished market liquidity for securitization products.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2008, and the corresponding paired distribution of profits and losses:

We had no cases where profits/losses exceeded value-at-risk during the period.

Because the value-at-risk method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. We also added stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity stemming from the U.S. subprime loan issues. The table below shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

As of March 31, 2008
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥48.2
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	¥42.4

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

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 8.8% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2006	¥161.3	¥8,993.2	1.8%
As of March 31, 2007	626.1	8,841.3	7.1
As of March 31, 2008	679.3	7,708.3	8.8
Effect of yen interest rate	391.2
Effect of dollar interest rate	230.2
Effect of euro interest rate	44.3

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

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

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2006, 2007 and 2008 and as of March 31, 2006, 2007 and 2008:

	Fiscal year ended March 31, 2006			As of March 31, 2006
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.7	¥1.1	¥2.4
Foreign exchange	1.1	1.8	0.3	0.9
Equities	1.4	3.2	0.5	3.0
Commodities	0.2	1.7	0.0	0.1

Total	¥3.2	¥5.5	¥2.0	¥5.1

	Fiscal year ended March 31, 2007			As of March 31, 2007
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.9	¥1.4	¥1.5
Foreign exchange	1.2	4.0	0.5	1.8
Equities	1.8	3.5	0.7	1.8
Commodities	0.2	0.4	0.0	0.3

Total	¥4.3	¥6.5	¥3.2	¥3.9

	Fiscal year ended March 31, 2008			As of March 31, 2008
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.8	¥1.5	¥2.6
Foreign exchange	2.0	6.4	0.9	4.4
Equities	1.6	2.8	0.8	1.3
Commodities	0.2	0.3	0.1	0.1

Total	¥4.4	¥7.9	¥3.0	¥6.7

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2008:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen, except number of cases)
Maximum	¥5.5	¥6.5	¥7.9
Minimum	2.0	3.2	3.0
Average	3.2	4.3	4.4
The number of cases where profits/losses exceeded VaR	no cases	no cases	no cases

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategic equity portfolio for the year ended March 31, 2008.

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen)
Maximum	¥247.2	¥251.5	¥303.9
Minimum	152.8	103.1	160.5
Average	213.9	179.4	226.8

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

	As of March 31,
	2006	2007	2008	Change
	(in billions of yen)
Up to one year	¥(7)	¥(6)	¥(7)	¥(1)
From one to five years	(14)	(21)	(14)	7
Over five years	(6)	(20)	(27)	(7)

Total	¥(27)	¥(48)	¥(48)	¥(0)

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2007	2008	Change
	(in billions of yen)
Calculated using standardized measurement method	¥138.2	¥112.9	¥(25.3)
Calculated using internal models	36.7	51.2	14.5

Total market risk equivalent	¥174.9	¥164.2	¥(10.7)

Note:

VaR used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities and Trust & Custody Services Bank each manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

Mizuho Financial Group, Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities and Trust & Custody Services Bank share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks which arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

Definition of Risks and Risk Management Methods

As shown in the table below, we have defined each component of operational risk and we apply appropriate risk management methods in accordance with the scale and nature of each risk.

	Definition	Principal Risk Management Methods
Information Technology Risk	Risk that customers may suffer service disruptions, or that customers or the group may incur losses arising from system defects such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems.

•      Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.

•      Ensure ongoing project management in systems development and quality control.

•      Strengthen security to prevent information leaks.

•      Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk	Risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

•      Establish clearly defined procedures for handling operations.

•      Periodically check the status of operational processes.

•      Conduct training and development programs by headquarters.

•      Introduce information technology, office automation and centralization for operations.

•      Improve the effectiveness of emergency responses by holding drills.

	Definition	Principal Risk Management Methods

Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•      Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•      Collect and distribute legal information and conduct internal training programs.

•      Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.	• Conduct employee satisfaction surveys. • Understand the status of vacation days taken by personnel. • Understand the status of voluntary resignations.

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or asset maintenance.

•      Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•      Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

•      Understand important changes in regulations or systems that have significant influence on our business operations or financial condition in a timely and accurate manner.

•      Analyze degree of influence of regulatory changes and establish countermeasures.

•      Continuously monitor our regulatory change risk management mentioned above.

Reputational Risk	Risk that the group may incur losses due to damage to our credibility or the value of the “Mizuho” brand when market participants or others learn about, or the media reports on, various adverse events, including actual materialization of risks or false rumors.

•      Establish framework to identify and manage, on an integrated basis, information that may have a serious impact on group management and respond to such risk in a manner appropriate to its scale and nature.

•      Swiftly identify rumors and devise appropriate responses depending on the urgency and possible impact of the situation to minimize possible losses.

We also recognize and manage “Information Security Risk” and “Compliance Risk,” which constitute a combination of more than one of the above components of operational risk, as operational risk.

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

Compliance

As one of Japan’s leading comprehensive financial groups, we remain conscious of the importance of our social responsibilities and public mission at all times. We define compliance as “the strict observance of all laws and regulations and the pursuit of fair and honest corporate activities that conform to the norms accepted by society” and view ongoing compliance as one of the basic principles of sound business management. Each of our group companies maintains its own compliance structure in line with the basic policies established by Mizuho Financial Group.

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

We conduct compliance training for directors, senior management and employees so that they are fully acquainted with the contents of the manual. We monitor the status of compliance levels through self assessments conducted by individual organizational units and monitoring conducted by the compliance division of each company.

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

Other Core Group Companies

Mizuho Trust & Banking, Mizuho Securities and our other core group companies have also established effective and efficient internal audit structures adapted to the characteristics of their respective businesses.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2008 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2008 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2008.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2008, which appears on page F-3.

Attestation Report of the Registered Public Accounting Firm

See the attestation report of our independent registered public accounting firm, Ernst & Young ShinNihon LLC, which appears on page F-3.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of corporate auditors has determined that Mr. Masahiro Seki is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the NYSE. Mr. Seki, a corporate auditor, has spent most of his career auditing Japanese companies that prepare their financial statements based on accounting standards generally accepted in the United States as well as multinational companies that operate in Japan and is a Japanese-qualified certified public accountant.

ITEM 16B. CODE OF ETHICS

Mizuho Financial Group has adopted a code of ethics, which is applicable to all directors and executive officers, as well as all managers and other employees of the Company who engage in financial reporting, accounting or disclosure. The code of ethics is included in this annual report as Exhibit 11.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC (“E&Y”), our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2007 and 2008 are presented in the following table:

	Fiscal year ended March 31,
	2007	2008
	(in millions of yen)
Audit fees(1)	¥3,970	¥5,730
Audit-related fees(2)	1,143	656
Tax fees(3)	60	100
All other fees(4)	3	50

Total	¥5,176	¥6,536

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes. Audit fees for the fiscal year ended March 31, 2008 were significantly higher than the audit fees for the fiscal year ended March 31, 2007. The increase was due mainly to an audit of internal control over financial reporting, which was implemented in the fiscal year ended March 31, 2008 pursuant to Section 404 of the Sarbanes-Oxley Act.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.

(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our corporate auditors for pre-approval before entering into an agreement regarding audit and permitted non-audit services with E&Y.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2008:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2007	32.34	¥760,670	—	—
May 1 to May 31, 2007	57.39	768,526	—	—
June 1 to June 30, 2007	70.05	878,906	—	250,000
July 1 to July 31, 2007	176.20	854,515	—	250,000
August 1 to August 31, 2007	154,615.79	690,687	154,534	95,466
September 1 to September 30, 2007	60,415.06	715,987	60,366	—
October 1 to October 31, 2007	57.06	658,567	—	—
November 1 to November 30, 2007	36.41	573,154	—	—
December 1 to December 31, 2007	63.80	575,542	—	—
January 1 to January 31, 2008	40.75	508,752	—	—
February 1 to February 28, 2008	25.80	452,289	—	—
March 1 to March 31, 2008	22.65	398,810	—	—

Total	215,613.30	¥697,846	214,900	—

Notes:

(1)	A total of 713.30 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2008, due to our purchase of fractional shares from registered holders of fractional shares at the current market price of those shares.
(2)	In addition to the purchases shown in the table above, on May 28, 2007, we repurchased and cancelled 261,040.83 shares of our common stock held by Mizuho Financial Strategy.
(3)	On May 22, 2007, our board of directors resolved to acquire up to 250 thousand shares of our common stock for an aggregate purchase price of ¥150 billion during the period from June 1, 2007 to November 30, 2007. In accordance with such resolution, we acquired 214,900 shares for an aggregate purchase price of ¥149,954,228,000 and announced the conclusion of such acquisition on September 6, 2007.
(4)	On May 15, 2008, our board of directors resolved to acquire up to 600 thousand shares of our common stock for an aggregate purchase price of ¥150 billion during the period from June 10, 2008 to November 30, 2008. In accordance with such resolution, we acquired 283,500 shares for an aggregate purchase price of ¥149,990,515,000 and announced the conclusion of such acquisition on July 24, 2008.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 26, 2008 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated November 16, 2007 (English Translation)

2.1	Specimen of common stock certificates*

2.2	Form of American Depositary Receipt*

2.3	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.

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

I. Distribution of assets, liabilities and shareholders’ equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2006, 2007 and 2008. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2006			2007			2008
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in millions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	876,669	25,256	2.88%	585,726	29,729	5.08%	779,287	24,792	3.18%
Foreign	623,755	25,753	4.13%	1,231,120	46,856	3.81%	1,439,143	53,552	3.72%

Total	1,500,424	51,009	3.40%	1,816,846	76,585	4.22%	2,218,430	78,344	3.53%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	7,695,098	5,108	0.07%	7,965,490	25,396	0.32%	7,543,809	49,240	0.65%
Foreign	7,284,547	262,218	3.60%	9,574,941	477,841	4.99%	11,259,822	534,762	4.75%

Total	14,979,645	267,326	1.78%	17,540,431	503,237	2.87%	18,803,631	584,002	3.11%

Trading account assets:
Domestic	7,832,031	20,494	0.26%	6,695,053	19,877	0.30%	7,388,942	34,140	0.46%
Foreign	3,906,496	40,794	1.04%	3,865,653	49,603	1.28%	4,337,103	50,286	1.16%

Total	11,738,527	61,288	0.52%	10,560,706	69,480	0.66%	11,726,045	84,426	0.72%

Investments:
Domestic	30,404,607	155,345	0.51%	28,106,504	234,150	0.83%	27,900,453	282,028	1.01%
Foreign	7,566,952	295,141	3.90%	8,882,618	378,751	4.26%	9,840,043	446,558	4.54%

Total	37,971,559	450,486	1.19%	36,989,122	612,901	1.66%	37,740,496	728,586	1.93%

Loans (Note):
Domestic	58,348,102	836,483	1.43%	58,401,018	899,095	1.54%	57,661,789	1,020,208	1.77%
Foreign	7,269,244	291,315	4.01%	9,641,893	478,009	4.96%	10,860,713	614,694	5.66%

Total	65,617,346	1,127,798	1.72%	68,042,911	1,377,104	2.02%	68,522,502	1,634,902	2.39%

Total interest-earning assets:
Domestic	105,156,507	1,042,686	0.99%	101,753,791	1,208,247	1.19%	101,274,280	1,410,408	1.39%
Foreign	26,650,994	915,221	3.43%	33,196,225	1,431,060	4.31%	37,736,824	1,699,852	4.50%

Total	131,807,501	1,957,907	1.49%	134,950,016	2,639,307	1.96%	139,011,104	3,110,260	2.24%

Noninterest-earning assets:
Cash and due from banks	4,929,162			2,208,468			1,922,379
Other noninterest-earning assets	6,106,938			6,323,847			7,247,988
Allowance for loan losses	(1,566,891)			(1,248,843)			(1,088,628)

Total noninterest-earning assets	9,469,209			7,283,472			8,081,739

Total average assets	141,276,710			142,233,488			147,092,843

Note:	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.

Within total average assets, the percentage attributable to foreign activities was 20.3%, 24.1% and 26.7%, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

	2006			2007			2008
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions of yen, except percentages)
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Domestic	60,741,984	121,644	0.20%	62,072,831	234,520	0.38%	64,295,733	337,497	0.52%
Foreign	5,489,960	154,530	2.81%	8,675,000	349,091	4.02%	9,349,287	416,683	4.46%

Total	66,231,944	276,174	0.42%	70,747,831	583,611	0.82%	73,645,020	754,180	1.02%

Debentures—Domestic	7,256,478	48,208	0.66%	5,629,233	34,083	0.61%	3,965,305	23,746	0.60%
Short-term borrowings (Note):
Domestic	21,047,835	37,380	0.18%	19,220,281	81,708	0.43%	19,043,323	158,289	0.83%
Foreign	11,007,913	388,755	3.53%	12,651,419	620,465	4.90%	15,538,508	737,405	4.75%

Total	32,055,748	426,135	1.33%	31,871,700	702,173	2.20%	34,581,831	895,694	2.59%

Trading account liabilities:
Domestic	5,145,935	33,736	0.66%	4,658,215	13,680	0.29%	4,232,390	8,213	0.19%
Foreign	3,254,557	19,103	0.59%	3,597,178	58,020	1.61%	3,361,223	18,894	0.56%

Total	8,400,492	52,839	0.63%	8,255,393	71,700	0.87%	7,593,613	27,107	0.36%

Long-term debt:
Domestic	6,430,593	126,063	1.96%	5,796,640	161,332	2.78%	7,548,752	187,500	2.48%
Foreign	734,500	15,476	2.11%	455,893	18,490	4.06%	784,674	23,295	2.97%

Total	7,165,093	141,539	1.98%	6,252,533	179,822	2.88%	8,333,426	210,795	2.53%

Total interest-bearing liabilities:
Domestic	100,622,825	367,031	0.36%	97,377,200	525,323	0.54%	99,085,503	715,245	0.72%
Foreign	20,486,930	577,864	2.82%	25,379,490	1,046,066	4.12%	29,033,692	1,196,277	4.12%

Total	121,109,755	944,895	0.78%	122,756,690	1,571,389	1.28%	128,119,195	1,911,522	1.49%

Noninterest-bearing liabilities	16,343,314			15,390,390			14,960,520

Shareholders’ equity	3,823,641			4,086,408			4,013,128

Total average liabilities and shareholders’ equity	141,276,710			142,233,488			147,092,843

Net interest income and average interest rate spread		1,013,012	0.71%		1,067,918	0.68%		1,198,738	0.75%

Net interest income as a percentage of average total interest-earning assets			0.77%			0.79%			0.86%

Note:	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, Commercial paper, and Other short-term borrowings.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 15.9%, 19.0% and 21.2%, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2006			Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2007
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume	Yield	Net change	Volume	Yield	Net change
	(in millions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	(3,453)	7,926	4,473	6,158	(11,095)	(4,937)
Foreign	22,945	(1,842)	21,103	7,741	(1,045)	6,696

Total	19,492	6,084	25,576	13,899	(12,140)	1,759

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	186	20,102	20,288	(1,344)	25,188	23,844
Foreign	96,738	118,885	215,623	80,020	(23,099)	56,921

Total	96,924	138,987	235,911	78,676	2,089	80,765

Trading account assets:
Domestic	(8,466)	7,849	(617)	2,240	12,023	14,263
Foreign	(421)	9,230	8,809	5,466	(4,783)	683

Total	(8,887)	17,079	8,192	7,706	7,240	14,946

Investments:
Domestic	(10,733)	89,538	78,805	(1,717)	49,595	47,878
Foreign	54,430	29,180	83,610	42,469	25,338	67,807

Total	43,697	118,718	162,415	40,752	74,933	115,685

Loans:
Domestic	759	61,853	62,612	(11,381)	132,494	121,113
Foreign	108,142	78,552	186,694	64,461	72,224	136,685

Total	108,901	140,405	249,306	53,080	204,718	257,798

Total interest and dividend income:
Domestic	(21,707)	187,268	165,561	(6,044)	208,205	202,161
Foreign	281,834	234,005	515,839	200,157	68,635	268,792

Total	260,127	421,273	681,400	194,113	276,840	470,953

	Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2006			Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2007
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in millions of yen)
Interest expense:
Deposits:
Domestic	2,722	110,154	112,876	8,674	94,303	102,977
Foreign	111,782	82,779	194,561	28,358	39,234	67,592

Total	114,504	192,933	307,437	37,032	133,537	170,569

Debentures—Domestic	(10,124)	(4,001)	(14,125)	(9,968)	(369)	(10,337)
Short-term borrowings:
Domestic	(2,945)	47,273	44,328	(752)	77,333	76,581
Foreign	64,302	167,408	231,710	137,012	(20,072)	116,940

Total	61,357	214,681	276,038	136,260	57,261	193,521

Trading account liabilities:
Domestic	(2,939)	(17,117)	(20,056)	(1,160)	(4,307)	(5,467)
Foreign	2,211	36,706	38,917	(3,579)	(35,547)	(39,126)

Total	(728)	19,589	18,861	(4,739)	(39,854)	(44,593)

Long-term debt:
Domestic	(10,826)	46,095	35,269	43,520	(17,352)	26,168
Foreign	(2,096)	5,110	3,014	9,761	(4,956)	4,805

Total	(12,922)	51,205	38,283	53,281	(22,308)	30,973

Total interest expense:
Domestic	(24,112)	182,404	158,292	40,314	149,608	189,922
Foreign	176,199	292,003	468,202	171,552	(21,341)	150,211

Total	152,087	474,407	626,494	211,866	128,267	340,133

Net interest income:
Domestic	2,405	4,864	7,269	(46,358)	58,597	12,239
Foreign	105,635	(57,998)	47,637	28,605	89,976	118,581

Total	108,040	(53,134)	54,906	(17,753)	148,573	130,820

II. Investment portfolio

The following table shows amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2006, 2007 and 2008:

	2006			2007			2008
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions of yen)
Available-for-sale securities: (1)
Domestic:
Japanese government bonds	19,522,100	19,291,447	(230,653)	14,524,884	14,516,016	(8,868)	16,216,080	16,212,421	(3,659)
Agency mortgage-backed securities (2)	207,595	203,047	(4,548)	261,629	258,645	(2,984)	251,028	251,519	491
Corporate bonds and other debt securities	4,324,059	4,284,509	(39,550)	5,392,064	5,371,722	(20,342)	5,566,096	5,573,470	7,374
Equity securities (marketable)	2,391,200	6,011,532	3,620,332	2,514,198	6,169,088	3,654,890	2,501,616	4,391,998	1,890,382

Total domestic	26,444,954	29,790,535	3,345,581	22,692,775	26,315,471	3,622,696	24,534,820	26,429,408	1,894,588

Foreign:
U.S. Treasury bonds	1,172,281	1,173,801	1,520	2,044,045	2,051,847	7,802	2,571,051	2,549,932	(21,119)
Other foreign gov’t bonds	1,677,222	1,695,649	18,427	2,866,136	2,996,479	130,343	1,768,307	1,867,778	99,471
Agency mortgage-backed securities (3)	1,750,068	1,810,545	60,477	2,181,798	2,228,921	47,123	1,311,319	1,269,227	(42,092)
Corporate bonds and other debt securities	1,666,987	1,665,210	(1,777)	2,196,570	2,183,109	(13,461)	2,160,272	2,134,779	(25,493)
Equity securities (marketable)	37,615	57,109	19,494	76,861	94,840	17,979	117,904	120,514	2,610

Total foreign	6,304,173	6,402,314	98,141	9,365,410	9,555,196	189,786	7,928,853	7,942,230	13,377

Total	32,749,127	36,192,849	3,443,722	32,058,185	35,870,667	3,812,482	32,463,673	34,371,638	1,907,965

Held-to-maturity securities:
Domestic:
Japanese government bonds	1,168,206	1,163,791	(4,415)	969,069	967,192	(1,877)	489,978	490,078	100
Corporate bonds and other debt securities	51,435	51,081	(354)	49,971	49,797	(174)	48,546	48,550	4

Total domestic	1,219,641	1,214,872	(4,769)	1,019,040	1,016,989	(2,051)	538,524	538,628	104

Foreign:
U.S. Treasury bonds	316,508	305,606	(10,902)	318,579	312,394	(6,185)	240,391	245,144	4,753

Total foreign	316,508	305,606	(10,902)	318,579	312,394	(6,185)	240,391	245,144	4,753

Total	1,536,149	1,520,478	(15,671)	1,337,619	1,329,383	(8,236)	778,915	783,772	4,857

Notes:

(1)	During the fiscal year ended March 31 2008, the MHFG Group stratified its investment portfolio into additional categories to provide more clarity regarding the types of securities held. Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.
(2)	All of domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(3)	Over 99 percent of foreign agency mortgage-backed securities are Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2008. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	8,040,361	0.48%	5,468,849	0.65%	1,234,164	1.03%	1,469,047	1.07%	16,212,421	0.63%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	251,519	1.90%	251,519	1.90%
Corporate bonds and other debt securities	621,649	1.00%	2,251,058	1.16%	1,271,827	1.39%	1,428,936	1.40%	5,573,470	1.25%

Total domestic	8,662,010	0.52%	7,719,907	0.80%	2,505,991	1.21%	3,149,502	1.28%	22,037,410	0.80%

Foreign:
U.S. Treasury bonds	383,627	1.95%	1,780,761	2.55%	368,096	3.12%	17,448	4.22%	2,549,932	2.56%
Other foreign gov’t bonds	370,919	2.54%	872,476	3.29%	588,744	3.71%	35,639	3.70%	1,867,778	3.29%
Agency mortgage-backed securities	2,096	5.00%	3,133	6.51%	62	5.90%	1,263,936	5.28%	1,269,227	5.28%
Corporate bonds and other debt securities	218,151	3.15%	1,152,589	3.73%	377,598	4.15%	386,441	2.58%	2,134,779	3.53%

Total foreign	974,793	2.45%	3,808,959	3.08%	1,334,500	3.67%	1,703,464	4.63%	7,821,716	3.45%

Total	9,636,803	0.71%	11,528,866	1.54%	3,840,491	2.07%	4,852,966	2.48%	29,859,126	1.50%

Held-to-maturity securities:
Domestic:
Japanese government bonds	439,876	0.53%	50,102	0.52%	—	—%	—	—%	489,978	0.52%
Corporate bonds and other debt securities	36,028	0.75%	12,518	0.75%	—	—%	—	—%	48,546	0.75%

Total domestic	475,904	0.54%	62,620	0.56%	—	—%	—	—%	538,524	0.55%

Foreign:
U.S. Treasury bonds	120,174	3.29%	120,217	3.61%	—	—%	—	—%	240,391	3.45%

Total foreign	120,174	3.29%	120,217	3.61%	—	—%	—	—%	240,391	3.45%

Total	596,078	1.10%	182,837	2.57%	—	—%	—	—%	778,915	1.44%

Other than U.S. Treasury bonds, U.S. government agency securities, which are included within foreign agency mortgage-backed securities in the above table, and Japanese government bonds, the MHFG Group held the following securities of individual issuers in which the aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2008:

	Amortized cost	Fair value
	(in millions of yen)
German government bonds	1,031,715	1,078,802

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 4 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2004, 2005, 2006, 2007 and 2008.

	2004	2005	2006	2007	2008
	(in millions of yen)
Domestic: (1)
Manufacturing	9,219,534	7,943,154	7,792,723	7,662,036	7,806,714
Construction	2,047,612	1,745,172	1,563,511	1,502,442	1,429,596
Real estate	6,906,237	6,616,466	7,046,668	6,647,086	6,489,603
Services	8,983,810	6,904,944	6,308,198	6,120,059	5,566,161
Wholesale and retail	8,161,628	7,337,985	6,929,994	6,356,583	6,100,129
Transportation	2,983,403	2,854,582	2,789,525	2,594,601	2,516,266
Banks and other financial institutions	7,897,622	6,201,142	6,540,940	4,286,617	4,355,610
Government and public institutions	1,581,739	3,456,814	4,574,072	6,099,359	5,807,510
Other industries (2)	4,344,988	4,703,022	5,184,264	5,451,861	5,061,023
Individuals:
Mortgage loans	10,895,420	10,536,877	10,655,069	11,025,079	11,122,393
Other	1,285,310	1,384,540	1,317,167	1,338,493	1,204,350

Total domestic	64,307,303	59,684,698	60,702,131	59,084,216	57,459,355

Foreign:
Commercial and industrial	4,760,209	5,033,023	6,104,658	7,963,577	8,815,166
Banks and other financial institutions	386,681	671,678	1,437,166	1,675,503	1,544,938
Government and public institutions	152,133	161,330	330,987	366,292	414,688
Other (2)	46,356	77,568	205,411	184,898	93,852

Total foreign	5,345,379	5,943,599	8,078,222	10,190,270	10,868,644

Total	69,652,682	65,628,297	68,780,353	69,274,486	68,327,999
Less: Unearned income and deferred loan fees—net	51,309	58,961	69,392	91,619	106,192

Total loans before allowance for loan losses	69,601,373	65,569,336	68,710,961	69,182,867	68,221,807

Notes:

(1)	Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.
(2)	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2008:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in millions of yen)
Domestic:
Manufacturing	4,745,039	2,564,764	496,911	7,806,714
Construction	744,858	578,429	106,309	1,429,596
Real estate	2,586,698	2,778,659	1,124,246	6,489,603
Services	2,319,868	2,401,744	844,549	5,566,161
Wholesale and retail	4,066,718	1,757,110	276,301	6,100,129
Transportation	757,902	1,226,208	532,156	2,516,266
Banks and other financial institutions	2,215,180	1,580,209	560,221	4,355,610
Government and public institutions	5,267,375	327,449	212,686	5,807,510
Other industries	3,812,934	928,232	319,857	5,061,023
Individuals	1,434,025	2,480,593	8,412,125	12,326,743

Total domestic	27,950,597	16,623,397	12,885,361	57,459,355
Foreign:
Total foreign	3,873,614	5,034,167	1,960,863	10,868,644

Total	31,824,211	21,657,564	14,846,224	68,327,999

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2008 were as follows:

(in millions of yen)
Floating rates	24,463,859
Fixed rates	12,039,929

Total	36,503,788

Impaired loans

The MHFG Group considers both loans that are subject to Statement of Financial Accounting Standards (“SFAS”) No.114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB statement No.5 and 15” (“SFAS No.114”) and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No.15”) and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. The following table shows the distribution of impaired loans at March 31, 2004, 2005, 2006, 2007 and 2008 by domicile and industry of borrower:

	2004	2005	2006	2007	2008
	(in millions of yen)
Domestic:
Manufacturing	556,251	133,109	106,094	96,759	160,819
Construction	182,003	98,314	53,213	71,577	88,081
Real estate	531,860	316,843	188,474	118,985	106,326
Services	504,868	292,016	140,044	167,599	199,954
Wholesale and retail	877,944	410,529	202,758	216,744	243,325
Transportation	60,382	220,812	315,784	371,283	114,978
Banks and other financial institutions	77,505	8,445	4,876	292,753	178,122
Other industries	161,802	50,531	8,686	8,619	11,354
Individuals	280,179	231,990	139,678	137,226	146,018

Total domestic	3,232,794	1,762,589	1,159,607	1,481,545	1,248,977
Foreign:
Total foreign	136,696	80,724	69,810	47,321	46,497

Total impaired loans	3,369,490	1,843,313	1,229,417	1,528,866	1,295,474

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic nonaccrual loans outstanding during the fiscal year ended March 31, 2008 would have been ¥41,374 million, of which ¥27,993 million was included in interest income on loans in the consolidated statements of income. Gross interest income which would have been accrued at the original contractual terms on foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2008 was ¥5,665 million, of which ¥5,006 million was included in interest income on loans in the consolidated statements of income.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2008:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in millions of yen, except percentages)
United States	3,092,512	490,114	2,769,969	6,352,595	4.20%	2,139,270
Germany	3,171,297	223,152	193,820	3,588,269	2.37%	248,536
United Kingdom	100,020	323,108	755,114	1,178,242	0.78%	490,319
France	703,575	338,003	123,094	1,164,672	0.77%	351,271

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2005, 2006, 2007 and 2008:

	2005	2006	2007	2008
	(in millions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	1,936,167	1,207,155	812,321	946,147
Provision (credit) for loan losses	55,035	(157,666)	182,115	(57,766)

Charge-offs:
Domestic:
Manufacturing	64,580	38,325	11,119	31,546
Construction	20,424	11,073	2,672	8,272
Real estate	312,526	85,264	4,722	3,729
Services	118,836	28,661	18,037	88,897
Wholesale and retail	221,326	44,763	25,737	40,681
Transportation	20,028	5,463	319	3,796
Banks and other financial institutions	10,403	553	6,028	53,207
Other industries	12,592	12,254	5,413	12,903
Individuals	88,036	63,702	18,010	17,389

Total domestic	868,751	290,058	92,057	260,420
Total foreign	7,336	15,671	18,555	10,822

Total charge-offs	876,087	305,729	110,612	271,242

Recoveries:
Domestic:
Manufacturing	5,394	3,589	3,335	2,313
Construction	9,431	6,464	2,360	909
Real estate	22,010	20,992	3,222	13,780
Services	8,478	10,241	12,405	7,405
Wholesale and retail	12,202	10,622	4,666	7,349
Transportation	1,556	49	185	153
Banks and other financial institutions	2,871	1,023	225	3,582
Other industries	3,480	1,896	2,447	1,415
Individuals	9,498	6,361	3,377	2,760

Total domestic	74,920	61,237	32,222	39,666
Total foreign	14,820	12,654	25,799	7,709

Total recoveries	89,740	73,891	58,021	47,375

Net charge-offs	786,347	231,838	52,591	223,867

Others (Note)	2,300	(5,330)	4,302	(14,711)
Balance at end of fiscal year	1,207,155	812,321	946,147	649,803

Ratio of net charge-offs to average loans outstanding	1.19%	0.35%	0.08%	0.33%

Note: Others include primarily foreign exchange translation.

Quantitative information under U.S. GAAP regarding loan loss experience for the fiscal year ended March 31, 2004 is not available. However, the MHFG Group observed the following trends during such fiscal year. The Group incurred significant provisions for loan losses in the fiscal year ended March 31, 2003 due to the significant amount of impaired loans accumulated after the collapse of the “bubble economy”. The general quality of the Group’s loan portfolio began to improve starting in the fiscal year ended March 31, 2003, and the amount of its provision for loan losses peaked by the end of such fiscal year and decreased dramatically in subsequent fiscal years, with a reversal of the provision for loan losses being recorded in the fiscal year ended March 31, 2006. Similarly, the amount of its net charge-offs peaked in the fiscal year ended March 31, 2003 and decreased significantly in subsequent fiscal years with a small fluctuation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2004, 2005, 2006, 2007 and 2008:

	2004		2005		2006		2007		2008
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions of yen, except percentages)
Domestic:
Manufacturing	225,527	13.24%	88,365	12.10%	62,218	11.33%	61,001	11.06%	74,884	11.43%
Construction	70,478	2.94%	64,203	2.66%	28,040	2.27%	30,436	2.17%	31,414	2.09%
Real estate	347,050	9.92%	152,085	10.08%	74,063	10.24%	57,202	9.60%	49,249	9.50%
Services	252,666	12.90%	172,316	10.52%	91,499	9.17%	106,538	8.83%	89,434	8.15%
Wholesale and retail	422,316	11.72%	254,487	11.18%	143,580	10.08%	115,816	9.18%	117,282	8.93%
Transportation	32,760	4.28%	69,649	4.35%	114,837	4.06%	142,073	3.75%	40,820	3.68%
Banks and other financial institutions	168,556	11.34%	115,619	9.45%	85,360	9.51%	218,957	6.19%	74,232	6.37%
Other industries (Note)	73,954	8.50%	27,838	12.43%	9,363	14.19%	12,942	16.66%	9,952	15.90%
Individuals	233,798	17.49%	190,079	18.17%	138,528	17.41%	151,713	17.85%	118,977	18.04%
Mortgage loans	154,910	15.64%	116,042	16.06%	107,014	15.49%	114,556	15.92%	85,715	16.28%
Other	78,888	1.85%	74,037	2.11%	31,514	1.92%	37,157	1.93%	33,262	1.76%

Total domestic	1,827,105	92.33%	1,134,641	90.94%	747,488	88.26%	896,678	85.29%	606,244	84.09%
Total foreign	109,062	7.67%	72,514	9.06%	64,833	11.74%	49,469	14.71%	43,559	15.91%

Total allowance for loan losses	1,936,167	100.00%	1,207,155	100.00%	812,321	100.00%	946,147	100.00%	649,803	100.00%

Note:	Other industries include government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2006, 2007 and 2008:

	2006		2007		2008
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	12,447,179	—%	11,562,000	—%	9,679,670	—%
Interest-bearing demand deposits	25,603,238	0.08%	26,706,460	0.20%	27,477,845	0.31%
Deposits at notice (Note)	699,977	0.00%	635,558	0.08%	599,924	0.20%
Time deposits	25,690,710	0.38%	25,859,005	0.60%	27,476,772	0.71%
Certificates of deposit	8,748,059	0.03%	8,871,808	0.28%	8,670,242	0.65%

Foreign offices, principally from banks located in foreign countries:
Noninterest-bearing demand deposits	315,370	—%	363,386	—%	360,275	—%
Interest-bearing deposits, principally time deposits	4,944,456	2.70%	7,096,152	3.75%	8,051,392	4.17%
Certificates of deposit	545,504	3.88%	1,578,848	5.26%	1,368,845	5.93%

Total	78,994,493	0.35%	82,673,217	0.71%	83,684,965	0.90%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The amounts of total deposits by foreign depositors in domestic offices at March 31, 2006, 2007 and 2008 were ¥869,967 million, ¥905,214 million and ¥1,131,912 million, respectively.

At March 31, 2008, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$100 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2008) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in three months or less	10,222,888	8,669,050	18,891,938
Due after three months through six months	3,686,943	226,160	3,913,103
Due after six months through twelve months	2,977,737	95,600	3,073,337
Due after twelve months	1,812,151	2,230	1,814,381

Total	18,699,719	8,993,040	27,692,759
Foreign offices	6,806,250	1,078,242	7,884,492

Total	25,505,969	10,071,282	35,577,251

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
	(in millions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	1,355,656	1,205,615	1,210,106
Maximum balance outstanding at any month-end during the fiscal year	1,498,596	1,278,373	1,265,679
Balance at end of fiscal year	1,354,890	1,135,359	1,119,947
Weighted average interest rate during the fiscal year	0.41%	0.49%	0.73%
Weighted average interest rate on balance at end of fiscal year	0.37%	0.67%	0.70%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	25,151,310	25,626,096	28,537,793
Maximum balance outstanding at any month-end during the fiscal year	26,234,873	28,682,820	32,299,976
Balance at end of fiscal year	23,619,505	25,846,647	25,299,859
Weighted average interest rate during the fiscal year	1.62%	2.57%	2.87%
Weighted average interest rate on balance at end of fiscal year	1.55%	2.45%	2.46%

Commercial paper and other short-term borrowings:
Average balance outstanding during the fiscal year	5,548,782	5,039,989	4,833,932
Maximum balance outstanding at any month-end during the fiscal year	9,004,697	5,570,739	7,048,189
Balance at end of fiscal year	7,259,094	5,217,057	5,373,729
Weighted average interest rate during the fiscal year	0.18%	0.74%	1.38%
Weighted average interest rate on balance at end of fiscal year	0.20%	1.02%	0.83%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 2, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

September 2, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008 and our report dated September 2, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

September 2, 2008

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2007 AND 2008

	2007	2008
	(in millions of yen)
Assets:
Cash and due from banks (Note 9)	3,075,860	2,085,847
Interest-bearing deposits in other banks (Note 9)	1,052,296	1,549,746
Call loans and funds sold	309,671	257,741
Receivables under resale agreements	9,430,398	7,235,200
Receivables under securities borrowing transactions	8,624,211	9,069,138
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥3,138,495 million in 2007 and ¥3,545,201 million in 2008) (Notes 3 and 9)	13,950,333	20,552,404
Investments (Notes 4 and 9):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥7,655,490 million in 2007 and ¥8,097,839 million in 2008)	35,870,667	34,371,638
Held-to-maturity securities	1,337,619	778,915
Other investments	793,410	1,005,195
Loans (Notes 5, 6 and 9)	69,182,867	68,221,807
Allowance for loan losses	(946,147)	(649,803)

Loans, net of allowance	68,236,720	67,572,004
Premises and equipment—net (Note 7)	847,523	852,393
Due from customers on acceptances	57,662	62,255
Accrued income	440,495	380,592
Goodwill (Note 8)	39,559	15,016
Deferred tax assets (Note 20)	618,665	923,572
Other assets (Notes 9, 14 and 21)	2,696,190	4,606,100

Total assets	147,381,279	151,317,756

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2007 AND 2008

	2007	2008
	(in millions of yen)
Liabilities and shareholders’ equity:
Deposits (Notes 9 and 10):
Domestic:
Noninterest-bearing deposits	13,166,585	10,846,443
Interest-bearing deposits	61,012,820	66,329,605
Foreign:
Noninterest-bearing deposits	350,553	412,869
Interest-bearing deposits	9,221,346	8,840,148
Debentures (Note 11)	4,723,806	3,159,443
Due to trust accounts (Note 12)	1,135,359	1,119,947
Call money and funds purchased	6,924,136	6,693,712
Payables under repurchase agreements	12,821,753	11,511,020
Payables under securities lending transactions	6,100,758	7,095,127
Commercial paper	933,564	560,966
Other short-term borrowings	4,283,493	4,812,763
Trading account liabilities (Note 3)	11,310,010	14,120,440
Bank acceptances outstanding	57,662	62,255
Income taxes payable (Note 20)	28,650	28,800
Deferred tax liabilities (Note 20)	16,368	11,200
Accrued expenses	312,680	294,190
Long-term debt (including structured notes accounted for at fair value of ¥142,924 million in 2007, and ¥178,233 million in 2008) (Note 13)	7,073,936	7,618,910
Other liabilities (Notes 14 and 23)	2,903,497	4,231,761

Total liabilities	142,376,976	147,749,599

Commitments and contingencies (Note 23)
Minority interest in consolidated subsidiaries (Note 24)	341,603	299,357
Shareholders’ equity (Note 18):
Preferred stock (Note 15)	980,430	980,430
Common stock—no par value, authorized 24,868,200 shares in 2007, and 24,392,259 shares in 2008, and issued 11,872,195 shares in 2007, and 11,396,255 shares in 2008 (Note 16)	3,532,492	3,437,420
Accumulated deficit (Note 17)	(2,105,719)	(2,066,604)
Accumulated other comprehensive income, net of tax	2,287,827	920,062
Less: Treasury stock, at cost—Common stock 265,040 shares in 2007, and 4,585 shares in 2008	(32,330)	(2,508)

Total shareholders’ equity	4,662,700	3,268,800

Total liabilities, minority interest and shareholders’ equity	147,381,279	151,317,756

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 and 2008

	2006	2007	2008
	(in millions of yen)
Interest and dividend income:
Loans, including fees (Note 5)	1,127,798	1,377,104	1,634,902
Investments:
Interest	359,408	518,968	637,455
Dividends	91,078	93,933	91,131
Trading account assets	61,288	69,480	84,426
Call loans and funds sold	9,753	19,107	13,568
Receivables under resale agreements and securities borrowing transactions	257,573	484,130	570,434
Deposits	51,009	76,585	78,344

Total interest and dividend income	1,957,907	2,639,307	3,110,260

Interest expense:
Deposits	276,174	583,611	754,180
Debentures	48,208	34,083	23,746
Trading account liabilities	52,839	71,700	27,107
Call money and funds purchased	6,290	31,072	59,829
Payables under repurchase agreements and securities lending transactions	400,645	627,880	760,367
Other short-term borrowings	19,200	43,221	75,498
Long-term debt	141,539	179,822	210,795

Total interest expense	944,895	1,571,389	1,911,522

Net interest income	1,013,012	1,067,918	1,198,738
Provision (credit) for loan losses (Notes 5 and 6)	(157,666)	182,115	(57,766)

Net interest income after provision (credit) for loan losses	1,170,678	885,803	1,256,504

Noninterest income:
Fees and commissions (Note 26)	688,686	682,999	633,064
Foreign exchange gains (losses)—net (Note 3)	(110,674)	(51,304)	296,732
Trading account gains—net (Note 3)	20,342	389,890	135,955
Investment gains (losses)—net (Note 4)	143,482	(185,972)	(191,314)
Gains on disposal of premises and equipment	65,473	64,612	37,264
Other noninterest income (Notes 21, 24 and 30)	187,847	295,723	183,242

Total noninterest income	995,156	1,195,948	1,094,943

Noninterest expenses:
Salaries and employee benefits (Note 21)	435,181	416,676	436,100
General and administrative expenses	455,653	481,008	508,749
Impairment of goodwill (Note 8)	—	—	50,258
Occupancy expenses	178,190	172,480	196,735
Fees and commission expenses	96,127	111,624	111,172
Provision (credit) for losses on off-balance-sheet instruments (Note 23)	34,023	(37,821)	5,090
Minority interest in consolidated subsidiaries (Note 24)	69,051	27,791	(53,656)
Other noninterest expenses (Note 30)	186,079	122,890	196,205

Total noninterest expenses	1,454,304	1,294,648	1,450,653

Income before income tax expense (benefit)	711,530	787,103	900,794
Income tax expense (benefit) (Note 20)	(374,142)	163,221	672,176

Net income	1,085,672	623,882	228,618

	(in yen)
Earnings per common share (Note 19):
Basic net income per common share	93,778.71	51,725.68	18,174.55

Diluted net income per common share	82,748.82	48,709.38	16,768.67

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Gains (losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions of yen)
Fiscal year ended March 31, 2006
Net income			1,085,672

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities (Note 20):
Unrealized holding gains (losses)	1,500,614	(609,588)	891,026
Less: reclassification adjustments for losses (gains) included in net income	(44,767)	18,183	(26,584)

Total	1,455,847	(591,405)	864,442

Foreign currency translation adjustments:
Foreign currency translation adjustments	17,370	—	17,370
Less: reclassification adjustments for losses (gains) included in net income	(529)	—	(529)

Total	16,841	—	16,841

Minimum pension liability adjustments (Notes 20 and 21)	(1,599)	650	(949)

Total other comprehensive income (loss)	1,471,089	(590,755)	880,334

Total comprehensive income			1,966,006

Fiscal year ended March 31, 2007
Net income			623,882

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities (Note 20):
Unrealized holding gains (losses)	332,942	(135,545)	197,397
Less: reclassification adjustments for losses (gains) included in net income	34,987	(14,181)	20,806

Total	367,929	(149,726)	218,203

Foreign currency translation adjustments:
Foreign currency translation adjustments	25,680	—	25,680
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	25,680	—	25,680

Minimum pension liability adjustments (Notes 20 and 21)	432	(175)	257

Total other comprehensive income (loss)	394,041	(149,901)	244,140

Total comprehensive income			868,022

Fiscal year ended March 31, 2008
Net income			228,618

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities (Note 20):
Unrealized holding gains (losses)	(1,450,168)	586,524	(863,644)
Less: reclassification adjustments for losses (gains) included in net income	(416,952)	169,434	(247,518)

Total	(1,867,120)	755,958	(1,111,162)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(13,722)	—	(13,722)
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	(13,722)	—	(13,722)

Pension liability adjustments (Notes 20 and 21)
Unrealized gains (losses) on SFAS No.158	(400,154)	161,178	(238,976)
Less: reclassification adjustments for losses (gains) included in net income	(6,552)	2,647	(3,905)

Total	(406,706)	163,825	(242,881)

Total other comprehensive income (loss)	(2,287,548)	919,783	(1,367,765)

Total comprehensive income (loss)			(1,139,147)

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
	(in millions of yen)
Preferred stock (Note 15):
Balance at beginning of fiscal year	2,769,468	1,580,430	980,430
Change during year	(1,189,038)	(600,000)	—

Balance at end of fiscal year	1,580,430	980,430	980,430

Common stock (Note 16):
Balance at beginning of fiscal year	3,105,754	3,547,726	3,532,492
Cancellation of common stock	—	(15,266)	(95,055)
Gains on sales of treasury stock	441,972	32	—
Other	—	—	(17)

Balance at end of fiscal year	3,547,726	3,532,492	3,437,420

Accumulated deficit (Note 17):
Balance at beginning of fiscal year, previously reported	(3,642,945)	(2,647,768)	(2,105,719)
Cumulative effect of change in accounting principles, net of tax (Note 2)	—	1,514	(2,597)
Balance at beginning of fiscal year, adjusted	(3,642,945)	(2,646,254)	(2,108,316)
Net income	1,085,672	623,882	228,618
Dividends declared	(75,884)	(79,850)	(101,230)
Cancellation of preferred stock	(14,611)	(3,497)	—
Cancellation of common stock	—	—	(85,134)
Other	—	—	(542)

Balance at end of fiscal year	(2,647,768)	(2,105,719)	(2,066,604)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities (Note 4):
Balance at beginning of fiscal year	1,131,730	1,996,172	2,214,375
Change during year	864,442	218,203	(1,111,162)

Balance at end of fiscal year	1,996,172	2,214,375	1,103,213

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(99,924)	(83,083)	(57,403)
Change during year	16,841	25,680	(13,722)

Balance at end of fiscal year	(83,083)	(57,403)	(71,125)

Minimum pension liability adjustments (Note 21):
Balance at beginning of fiscal year	—	(949)	—
Change during year	(949)	257	—
Adjustments to initially apply SFAS No.158	—	692	—

Balance at end of fiscal year	(949)	—	—

Pension liability adjustments (Note 21):
Balance at beginning of fiscal year	—	—	130,855
Adjustments to initially apply SFAS No.158	—	130,855	—
Change during year	—	—	(242,881)

Balance at end of fiscal year	—	130,855	(112,026)

Balance at end of fiscal year	1,912,140	2,287,827	920,062

Treasury stock, at cost:
Balance at beginning of fiscal year	(394,555)	(46,814)	(32,330)
Purchases of treasury stock	(944,321)	(604,331)	(150,464)
Sales of treasury stock	88,416	51	100
Cancellation of treasury stock	1,203,649	618,764	180,189
Other	(3)	0	(3)

Balance at end of fiscal year	(46,814)	(32,330)	(2,508)

Total shareholders’ equity	4,345,714	4,662,700	3,268,800

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006 (Note)	2007 (Note)	2008
	(in millions of yen)
Cash flows from operating activities:
Net income	1,085,672	623,882	228,618
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	136,553	140,313	169,925
Provision (credit) for loan losses	(157,666)	182,115	(57,766)
Investment losses (gains)—net	(143,482)	185,972	191,314
Foreign exchange losses (gains)—net	43,045	14,236	(77,285)
Deferred income tax expense (benefit)	(444,542)	112,920	626,993
Net change in trading account assets	786,215	(1,390,731)	(7,361,861)
Net change in trading account liabilities	426,115	675,331	3,121,154
Net change in loans held for sale	—	(213,374)	(508,544)
Net change in accrued income	(65,075)	(96,777)	42,176
Net change in accrued expenses	7,510	59,603	(3,685)
Other—net	(64,547)	17,351	50,813

Net cash provided by (used in) operating activities	1,609,798	310,841	(3,578,148)

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	29,549,504	34,491,806	67,552,771
Proceeds from maturities of available-for-sale securities	36,810,931	28,138,385	17,172,457
Purchases of available-for-sale securities	(68,306,435)	(60,485,825)	(85,919,342)
Proceeds from maturities of held-to-maturity securities	1,264	201,365	511,008
Purchases of held-to-maturity securities	(50,175)	—	—
Proceeds from sales of other investments	142,599	266,003	278,151
Purchases of other investments	(93,307)	(196,911)	(306,014)
Proceeds from sales of loans	314,146	201,639	225,456
Net change in loans	(3,340,472)	(271,298)	(1,063,414)
Net change in interest-bearing deposits in other banks	(418,710)	645,437	(469,747)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(994,455)	(2,562,649)	419,782
Proceeds from sales of premises and equipment	69,381	72,415	37,895
Purchases of premises and equipment	(163,934)	(188,191)	(215,259)
Other—net	27,539	—	—

Net cash provided by (used in) investing activities	(6,452,124)	312,176	(1,776,256)

Cash flows from financing activities:
Net change in deposits	1,951,000	514,431	3,955,538
Net change in debentures	(1,198,692)	(1,864,194)	(1,564,759)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	2,192,832	1,626,322	1,227,192
Net change in due to trust accounts	(12,680)	(219,531)	(15,412)
Net change in commercial paper and other short-term borrowings	(418,349)	(2,071,272)	(190,847)
Proceeds from issuance of long-term debt	1,457,917	2,296,461	2,114,094
Repayment of long-term debt	(914,569)	(643,282)	(914,274)
Proceeds from minority interest	58,756	38,153	49,805
Payment to minority interest	—	—	(12,603)
Proceeds from sales of treasury stock	530,388	83	99
Purchases of treasury stock	(944,321)	(604,331)	(150,464)
Dividends paid	(75,725)	(79,793)	(101,115)
Dividends paid to minority interest	(21,714)	(8,143)	(12,659)

Net cash provided by (used in) financing activities	2,604,843	(1,015,096)	4,384,595

Effect of exchange rate changes on cash and due from banks	14,623	8,267	(20,204)

Net increase (decrease) in cash and due from banks	(2,222,860)	(383,812)	(990,013)
Cash and due from banks at beginning of fiscal year	5,682,532	3,459,672	3,075,860

Cash and due from banks at end of fiscal year	3,459,672	3,075,860	2,085,847

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006 (Note)	2007 (Note)	2008
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	937,680	1,468,041	1,905,955
Income taxes paid (refunded), net	243,135	51,246	(47,426)
Noncash investing activities:
Transfer from loans into other investments	29,046	—	92,409
Investment in capital leases	7,109	6,996	3,805

Note:	Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. MHFG’s subsidiaries are segmented on the basis of the nature of the financial products and services and the type of customers. Mizuho Bank, Ltd. (“MHBK”), a retail-oriented banking subsidiary, offers financial services mainly to individual customers, small and medium enterprises (“SMEs”), middle-market corporations and local governmental entities in Japan. Mizuho Corporate Bank, Ltd. (“MHCB”), a wholesale banking subsidiary, offers various financial services to large Japanese corporations, financial institutions, public sector entities and foreign corporations. Mizuho Trust & Banking Co., Ltd. (“MHTB”), a trust bank subsidiary, offers mainly trust-related products and consulting services. Other major subsidiaries consist of Mizuho Securities Co., Ltd. (“MHSC”), Trust & Custody Service Bank, Ltd. (“TCSB”), Mizuho Investors Securities Co., Ltd. (“MHIS”), Mizuho Capital Co., Ltd., and Mizuho Business Financial Center Co., Ltd. See Note 30 “Business segment information” for further discussion of the Group’s segment information.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No.46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No.51” (“FIN No.46R”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investment in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains—net.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

Accounting change

Effective April 1, 2007, the MHFG Group has changed the declining-balance method for depreciating premises and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application, along with the reduction of the related salvage values. This application was adopted to reflect the current pattern of asset usage. The above change, which was made on a prospective basis, resulted in a decrease in net income of ¥27,288 million, and in basic and diluted net income per common share of ¥2,376.99 and ¥2,011.18 respectively, for the fiscal year ended March 31, 2008.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Declines in the fair value of Held-to-maturity and Available-for-sale securities below their amortized cost, that are deemed to be other-than-temporary, are reported in Investment gains—net. In addition, other-than-temporary declines in beneficial interests purchased or retained in a securitization transaction which are classified as available-for-sale debt securities are recognized if there has been an adverse change in the cash flows as of the balance sheet date. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method. Gains and losses on disposition of investments are computed using the first-in first-out method for debt securities and the average method for equity securities, and are recorded on the trade date. During the fiscal year ended March 31, 2007, for debt securities, the MHFG Group adopted the interest method and the first-in first-out cost of investment instead of the straight-line method and the average cost of investment that the Group previously used. The impact of these changes was insignificant.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair value of derivative financial instruments is based on quoted market prices or broker-dealer quotes. If quoted market prices or broker-dealer quotes are not available, the fair value is estimated using quoted market prices for similar instruments, option or binomial pricing models or present value cash flow analysis, applying current observable market information, where available. The determination of fair value includes various factors such as exchange or over-the-counter market quotes, time value and volatility factors for options and warrants, observed prices for similar or synthetic instruments, and counterparty credit quality including potential exposure.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Loans are designated as nonaccrual when management determines them to be impaired based on all the relevant facts and circumstances. When a loan is placed on nonaccrual status, interest accrual and amortization of net origination fees are suspended and the capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured.

Fees received in connection with a modification of the terms of a restructured loan that meet the definition of troubled debt restructurings in accordance with SFAS No.15, are applied as a reduction of the recorded investment in the loan. All related costs, including direct loan origination costs, are charged to expense as incurred.

Loans that have been identified to be sold are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The allowance for loan losses is determined in accordance with SFAS No.114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No.5 and 15” (“SFAS No.114”) and SFAS No.5, “Accounting for Contingencies” (“SFAS No.5”). The MHFG Group measures the impairment of a loan, based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent, when it is probable that the MHFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain impaired loans are aggregated for the purpose of measuring impairment and a formula allowance utilizing historical loss factors is applied. The formula allowance is also applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and for non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third party data. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the MHFG Group’s share of net identifiable assets acquired at the date of acquisition in a business combination. The Group accounts for goodwill in accordance with SFAS No.142, “Goodwill and Other Intangible Assets” (“SFAS No.142”). Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its estimated fair value.

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

Income taxes

Income taxes are accounted for in accordance with SFAS No.109, “Accounting for Income Taxes”, as amended (“SFAS No.109”). Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those corresponding amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance for any portion of the deferred tax assets is recorded unless it is more likely than not that the deferred tax assets will be realized. Deferred income tax benefit or expense is recognized for the changes in the net deferred tax asset or liability between periods.

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

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In January 2003, the EITF reached a consensus on Issue No.03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF Issue No.03-2”), which was ratified by the FASB in February 2003. EITF Issue No.03-2 addresses accounting for a transfer to the Japanese government of the substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer. See Note 21 “Pension and other employee benefit plans” for a further discussion of the impact of EITF Issue No.03-2.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No.03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP No.03-3”). SOP No.03-3 requires acquired loans to be recorded at fair value and prohibits carrying over

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In December 2004, the FASB issued SFAS No.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No.29” (“SFAS No.153”), which eliminates the exception to the fair value measurement principle for exchanges of similar productive assets that is provided under Accounting Principles Board (“APB”) Opinion No.29, “Accounting for Non-monetary Transactions”, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No.153, a non-monetary exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No.153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No.153 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2005, the FASB issued FIN No.47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No.143” (“FIN No.47”), which clarifies that the term “conditional asset retirement obligation” as used in SFAS No.143, “Accounting for Asset Retirement Obligations” (“SFAS No.143”), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under FIN No.47, the obligation to perform the asset retirement activity is considered unconditional even though uncertainty exists about the timing and/or method of settlement. FIN No.47 also clarifies when an enterprise is considered to have sufficient information to reasonably estimate the fair value of an asset retirement obligation to clarify the application of SFAS No.143 which addresses accounting for the cases where sufficient information is not available at the time the liability is incurred. FIN No.47 is effective no later than the end of fiscal years ended after December 15, 2005. The adoption of FIN No.47 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statements, unless it is impracticable. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of the SFAS No.154 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In June 2005, the EITF reached a consensus on Issue No.04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF Issue No.04-5”). EITF Issue No.04-5 provides guidance to general partners in limited partnerships in determining if they control the limited partnerships. The guidance indicates the factors to be considered in determining if the general partner has control of the limited partnership include: rebuttable presumption of control, ability of limited partners to liquidate the limited partnership or remove the general partner without cause, limited partners’ substantive participating rights, and limited partners’ protective rights. EITF Issue No.04-5 is applicable to all new partnerships formed and for existing partnerships for which the partnership agreements are modified after June 29, 2005. For all other existing partnerships, EITF Issue No.04-5 is applicable for the first reporting period for fiscal years beginning after December 15, 2005. The MHFG Group early adopted EITF Issue No.04-5, and the adoption did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No.133 and 140” (“SFAS No.155”), which eliminates the exemption from applying the bifurcation requirements of SFAS No.133 to beneficial interests in securitized financial assets. SFAS No.155 permits an enterprise to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, with respect to a hybrid financial instrument that contains an embedded derivative that would otherwise be bifurcated. SFAS No.155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The MHFG Group elected to early adopt SFAS No.155 as of April 1, 2006 and applied SFAS No.155 fair value measurement to certain structured notes issued. The impact of adoption was an increase to retained earnings at April 1, 2006 of ¥1,514 million after-tax, which included gross unrealized gains of ¥1,552 million after-tax and gross unrealized losses of ¥38 million after-tax. The estimated changes in the fair values of those structured notes during the fiscal year ended March 31, 2008 were gains of approximately ¥22 billion. The adoption of SFAS No.155 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No.140” (“SFAS No.156”), which requires all separately recognized servicing assets and liabilities be initially measured at fair value, if practical. SFAS No.156 permits, but does not require, an enterprise to elect to remeasure servicing assets and liabilities at fair value in subsequent periods. SFAS No.156 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No.156 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In June 2006, the FASB ratified the EITF consensus on Issue No.06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43” (“EITF Issue No.06-2”). EITF Issue No.06-2 addresses accounting for compensated absences that require the completion of a minimum service period and do not increase with additional years of service. EITF Issue No.06-2 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF Issue No.06-2 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2006, the FASB issued FIN No.48, “Accounting for Uncertainty in Income Taxes” (“FIN No.48”), which creates a single model to address uncertainty in all tax positions subject to SFAS No.109. FIN No.48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No.48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The MHFG Group adopted FIN No.48 as of April 1, 2007 that resulted in an increase to the beginning balance of accumulated deficit of ¥2,597 million. For further discussion regarding the impact on the financial statements for the fiscal year ended March 31, 2008, see Note 20 “Income taxes”.

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB No.108”). SAB No.108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and “rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No.108 is effective for financial statements issued for fiscal years ended after November 15, 2006. The adoption of SAB No.108 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting pronouncements issued but not yet effective

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”), which clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. SFAS No.157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. SFAS No.157 nullifies certain guidance provided for in EITF Issue No.02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF Issue No.02-3”), and the related provisions of SFAS No.133. SFAS No.157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No.FAS157-1, “Application of FASB Statement No.157 to FASB Statement No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No.FAS157-2, “Effective Date of FASB Statement No.157”, which partially delay the effective date of SFAS No.157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.157 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115” (“SFAS No.159”). SFAS No.159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007 and the MHFG Group adopted SFAS No.159 for the fiscal year beginning April 1, 2008. The financial assets or liabilities for which the Group elected the fair value option as of the effective date are primarily foreign currency denominated available-for-sale debt securities and certain hybrid financial instruments that contain embedded derivatives that had not been previously elected or eligible for fair value treatment under SFAS No.155. As cumulative effect, the MHFG Group expects to record a decrease of approximately ¥23 billion to the beginning balance of Accumulated deficit as of April 1, 2008.

In June 2007, the AICPA issued SOP No.07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP No.07-1”). SOP No.07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (“the Guide”). Prior to the issuance of SOP No.07-1, in May 2007, the FASB issued FSP No.FIN46(R)-7 “Application of FASB Interpretation No.46(R) to Investment Companies” (“FSP No.FIN46(R)-7”), which addresses the application of FIN No.46R by an entity that accounts for its investments in accordance with the Guide. FSP No.FIN46(R)-7 extends the scope exception for investment companies in FIN No.46R to unregistered investment companies as defined by SOP No.07-1. SOP No.07-1 was expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged, and FSP No.FIN46(R)-7 was expected to follow the adoption of SOP No.07-1. However, in February 2008, the FASB issued FSP No.SOP07-1-1, “Effective Date of AICPA Statement of Position 07-1” to delay the effective date of SOP No.07-1 indefinitely in order to address implementation issues. The MHFG Group does not expect that the current form of the SOP will have a material impact on its consolidated results of operations or financial condition.

In December 2007, the FASB issued SFAS No.141 (revised 2007), “Business Combinations” (“SFAS No.141R”). SFAS No.141R establishes principles and requirements for how the acquirer (1) recognizes and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree, (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No.141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The impact of SFAS No.141R on the MHFG Group’s consolidated results of operations and financial condition will depend on whether there are any business combinations in a future period.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51” (“SFAS No.160”). SFAS No.160 amends Accounting Research Bulletins No.51, “Consolidated Financial Statements” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.160 will have on its consolidated results of operations and financial condition.

In February 2008, the FASB issued FSP No.FAS140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP No.FAS140-3”). FSP No.FAS140-3 provides that if an initial transfer of a financial asset and a repurchase financing that is entered into contemporaneously with, or in contemplation of, the initial transfer meet certain conditions, the initial transfer shall be accounted for separately from the repurchase financing. Otherwise, the initial transfer and repurchase financing should be evaluated as a linked transaction, which shall be accounted for based on the economics of the combined transactions. FSP No.FAS140-3 is effective for fiscal years beginning after November 15, 2008. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of FSP No.FAS140-3 will have on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No.133” (“SFAS No.161”). SFAS No.161 requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS No.133 and its related interpretations. SFAS No.161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. SFAS No.161 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In May 2008, the FASB issued SFAS No.162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No.162”). SFAS No.162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No.162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The MHFG Group does not expect that the adoption of SFAS No.162 will have a material impact on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Trading account assets and trading account liabilities

The following table presents the components of Trading account assets and Trading account liabilities at their estimated fair value at March 31, 2007 and 2008:

	2007	2008
	(in millions of yen)
Trading account assets:
Trading securities:
Japanese government and corporate debt securities	6,481,302	8,089,599
Japanese equity securities	613,785	464,131
Foreign government bonds and other securities	2,409,517	2,039,699

Total	9,504,604	10,593,429

Derivative assets:
Interest rate contracts	1,828,742	6,277,427
Foreign exchange contracts	2,088,854	2,963,667
Equity-related contracts	103,107	153,955
Credit-related contracts	13,718	297,332
Other contracts, mainly commodity-related contracts	411,308	266,594

Total	4,445,729	9,958,975

Total	13,950,333	20,552,404

Trading account liabilities:
Trading securities sold, not yet purchased	6,350,602	4,704,852
Derivative liabilities:
Interest rate contracts	2,030,568	5,733,591
Foreign exchange contracts	2,401,340	2,837,749
Equity-related contracts	106,809	169,670
Credit-related contracts	22,592	358,703
Other contracts, mainly commodity-related contracts	398,099	315,875

Total	4,959,408	9,415,588

Total	11,310,010	14,120,440

See Note 28 “Fair value of financial instruments” for the methodologies and assumptions used to estimate fair values.

The MHFG Group performs trading activities through market-making, sales, and arbitrage. Net trading gains (losses) for the fiscal years ended March 31, 2006, 2007 and 2008 are comprised of the following:

	2006	2007	2008
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities, excluding derivative contracts	376,839	144,740	(269,702)
Derivative contracts	(356,497)	245,150	405,657

Total	20,342	389,890	135,955
Foreign exchange gains (losses)—net	(110,674)	(51,304)	296,732

Net trading gains (losses)	(90,332)	338,586	432,687

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net exposure of securitization products related to residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDO”), asset-backed securities (“ABS”), collateralized loan obligations (“CLO”), and similar assets held by MHSC and its overseas subsidiaries, including consolidated VIEs, was approximately ¥351 billion at March 31, 2008, of which approximately ¥105 billion was denominated in foreign currencies. These securitization products were recorded in Trading account assets. Trading losses, net of hedges, related to those securitization products were ¥409 billion for the fiscal year ended March 31, 2008. See Note 4 “Investments” for similar exposures of other subsidiaries of MHFG.

4. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2007 and 2008 are as follows:

	2007				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
Available-for-sale securities: (1)
Debt securities:
Japanese government bonds	14,524,884	3,110	11,978	14,516,016	16,216,080	18,424	22,083	16,212,421
Japanese local gov’t bonds	89,911	499	1,199	89,211	70,772	968	211	71,529
U.S. Treasury bonds	2,044,045	20,660	12,858	2,051,847	2,571,051	9,496	30,615	2,549,932
Other foreign gov’t bonds	2,866,136	150,117	19,774	2,996,479	1,768,307	110,813	11,342	1,867,778
Agency mortgage-backed securities (2)	2,443,427	63,994	19,855	2,487,566	1,562,347	2,079	43,680	1,520,746
Japanese corporate bonds	2,530,444	684	15,440	2,515,688	2,419,072	2,585	3,570	2,418,087
Japanese other debt securities	2,771,709	9,506	14,392	2,766,823	3,076,252	19,037	11,435	3,083,854
Foreign corporate bonds and other debt securities	2,196,570	5,685	19,146	2,183,109	2,160,272	10,798	36,291	2,134,779
Equity securities (marketable)	2,591,059	3,679,090	6,221	6,263,928	2,619,520	1,966,890	73,898	4,512,512

Total	32,058,185	3,933,345	120,863	35,870,667	32,463,673	2,141,090	233,125	34,371,638

Held-to-maturity securities:
Debt securities:
Japanese government bonds	969,069	4	1,881	967,192	489,978	176	76	490,078
Japanese local gov’t bonds	49,971	12	186	49,797	48,546	17	13	48,550
U.S. Treasury bonds	318,579	—	6,185	312,394	240,391	4,753	—	245,144

Total	1,337,619	16	8,252	1,329,383	778,915	4,946	89	783,772

Notes:

(1)	During the fiscal year ended March 31 2008, the MHFG Group stratified its investment portfolio into additional categories to provide more clarity regarding the types of securities held. Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values are ¥2,228,921 million and ¥258,645 million, respectively, in the fiscal year ended March 31, 2007, and ¥1,269,227 million and ¥251,519 million, respectively, in the fiscal year ended March 31, 2008. Over 99 percent of U.S. agency securities are Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2008 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	9,614,545	9,636,803	596,078	597,537
Due after one year through five years	11,483,468	11,528,866	182,837	186,235
Due after five years through ten years	3,840,032	3,840,491	—	—
Due after ten years	4,906,108	4,852,966	—	—

Total	29,844,153	29,859,126	778,915	783,772

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007 and 2008:

2007	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
Available-for-sale securities: (1)
Debt securities:
Japanese government bonds	7,265,195	11,640	28,653	338	7,293,848	11,978
Japanese local gov’t bonds	816	3	65,083	1,196	65,899	1,199
U.S. Treasury bonds	184,752	544	224,215	12,314	408,967	12,858
Other foreign gov’t bonds	536,316	4,869	248,751	14,905	785,067	19,774
Agency mortgage-backed securities (2)	486,105	5,753	451,637	14,102	937,742	19,855
Japanese corporate bonds	703,394	3,908	1,577,825	11,532	2,281,219	15,440
Japanese other debt securities	859,582	4,247	854,848	10,145	1,714,430	14,392
Foreign corporate bonds and other debt securities	405,584	11,463	155,813	7,683	561,397	19,146
Equity securities (marketable)	136,827	6,200	516	21	137,343	6,221

Total	10,578,571	48,627	3,607,341	72,236	14,185,912	120,863

Held-to-maturity securities:
Debt securities:
Japanese government bonds	79,934	72	837,267	1,809	917,201	1,881
Japanese local gov’t bonds	—	—	48,904	186	48,904	186
U.S. Treasury bonds	—	—	312,394	6,185	312,394	6,185

Total	79,934	72	1,198,565	8,180	1,278,499	8,252

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
Available-for-sale securities: (1)
Debt securities:
Japanese government bonds	7,623,532	22,083	25	0	7,623,557	22,083
Japanese local gov’t bonds	5,959	26	24,153	185	30,112	211
U.S. Treasury bonds	709,673	29,748	15,717	867	725,390	30,615
Other foreign gov’t bonds	549,322	8,520	25,054	2,822	574,376	11,342
Agency mortgage-backed securities (2)	599,820	42,708	119,831	972	719,651	43,680
Japanese corporate bonds	360,813	1,086	1,293,798	2,484	1,654,611	3,570
Japanese other debt securities	938,706	5,062	920,546	6,373	1,859,252	11,435
Foreign corporate bonds and other debt securities	584,453	24,027	112,542	12,264	696,995	36,291
Equity securities (marketable)	365,719	73,726	293	172	366,012	73,898

Total	11,737,997	206,986	2,511,959	26,139	14,249,956	233,125

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	—	100,023	76	100,023	76
Japanese local gov’t bonds	—	—	28,925	13	28,925	13
U.S. Treasury bonds	—	—	—	—	—	—

Total	—	—	128,948	89	128,948	89

Notes:

(1)	During the fiscal year ended March 31, 2008, the MHFG Group stratified its investment portfolio into additional categories to provide more clarity regarding the types of securities held. Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values are ¥769,897 million and ¥167,845 million, respectively, in the fiscal year ended March 31, 2007, and ¥599,701 million and ¥119,950 million, respectively, in the fiscal year ended March 31, 2008. Over 99 percent of U.S. agency securities are Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. If it is determined that the impairment is other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at March 31, 2008, are not other-than-temporary, because such losses have resulted primarily from appreciation of the yen and the MHFG Group has the ability and intent to hold them for a period of time sufficient to recover gross unrealized losses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2006, 2007 and 2008, losses resulting from write-downs for other-than-temporary impairment on available-for-sale securities were ¥83,235 million, ¥212,583 million and ¥661,088 million, respectively. No impairment losses were recorded on held-to-maturity securities for those fiscal years. The fair value of foreign currency denominated-securitization products held by MHFG subsidiaries, including consolidated VIEs, other than MHSC related to RMBS, CDO, ABS, CLO, and similar assets was approximately ¥1,051 billion at March 31, 2008, which were recorded in available-for-sale securities. Losses resulting from write-downs for other-than-temporary impairment on these securitization products were ¥260 billion for the fiscal year ended March 31, 2008.

For the fiscal years ended March 31, 2006, 2007 and 2008, proceeds from sales of available-for-sale securities were ¥29,550 billion, ¥34,492 billion and ¥67,553 billion, respectively. Gross realized gains on those sales were ¥298,955 million, ¥294,821 million and ¥597,361 million, respectively, and gross realized losses on those sales were ¥162,159 million, ¥51,654 million and ¥142,455 million, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

Other investments

The following table summarizes the composition of other investments:

	2007	2008
	(in millions of yen)
Equity method investments	239,746	234,961
Investments held by consolidated investment companies	81,824	77,096
Other equity interests	471,840	693,138

Total other investments	793,410	1,005,195

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥37,860 million and ¥35,292 million, at March 31, 2007 and 2008, respectively. The aggregated market values of those marketable equity securities were ¥91,867 million and ¥50,558 million, respectively.

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

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No.115”), for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2007 and 2008 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2007 and 2008:

	2007	2008
	(in millions of yen)
Domestic:
Manufacturing	7,662,036	7,806,714
Construction	1,502,442	1,429,596
Real estate	6,647,086	6,489,603
Services	6,120,059	5,566,161
Wholesale and retail	6,356,583	6,100,129
Transportation	2,594,601	2,516,266
Banks and other financial institutions	4,286,617	4,355,610
Government and public institutions	6,099,359	5,807,510
Other industries (Note)	5,451,861	5,061,023
Individuals:
Mortgage loans	11,025,079	11,122,393
Other	1,338,493	1,204,350

Total domestic	59,084,216	57,459,355

Foreign:
Commercial and industrial	7,963,577	8,815,166
Banks and other financial institutions	1,675,503	1,544,938
Government and public institutions	366,292	414,688
Other (Note)	184,898	93,852

Total foreign	10,190,270	10,868,644

Total	69,274,486	68,327,999
Less: Unearned income and deferred loan fees—net	91,619	106,192

Total loans before allowance for loan losses	69,182,867	68,221,807

Notes:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

Net gains (losses) on sales of loans were ¥336 million, ¥(766) million and ¥(64,771) million for the fiscal years ended March 31, 2006, 2007 and 2008, respectively, of which valuation losses related to loans held for sale accounted for at the lower of cost or fair value were ¥59,766 million for the fiscal year ended March 31, 2008.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers both loans that are subject to SFAS No.114 and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15 and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. A summary of the recorded balances of impaired loans and the related allowance for loan losses at March 31, 2007 and 2008 is shown below:

	2007		2008
	Recorded impaired loan balance	Allowance for loan losses on impaired loans	Recorded impaired loan balance	Allowance for loan losses on impaired loans
	(in millions of yen)
Impaired loans requiring an allowance for loan losses	1,403,829	602,148	1,089,728	349,183
Impaired loans not requiring an allowance for loan losses (Note)	125,037	—	205,746	—

Total	1,528,866	602,148	1,295,474	349,183

Note:	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

The average recorded balance of impaired loans was ¥1,221 billion and ¥1,119 billion for the fiscal years ended March 31, 2007 and 2008, respectively.

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on such loans for the fiscal years ended March 31, 2006, 2007 and 2008 would have been ¥45 billion, ¥46 billion and ¥47 billion, respectively, of which ¥24 billion, ¥30 billion and ¥33 billion, respectively, were included in interest income on loans in the consolidated statements of income.

Lease receivables

As part of its financing activities, the MHFG Group enters into leasing arrangements with customers as lessor. The MHFG Group’s leasing operations are performed through leasing subsidiaries in the United States and consist principally of direct financing leases and leveraged leases, involving various types of data processing equipment, office equipment, and transportation equipment. As of March 31, 2007 and 2008, direct financing lease receivables were ¥20,641 million and ¥22,891 million, respectively, and leveraged lease receivables were ¥37,562 million and ¥35,566 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Allowance for loan losses

Changes in Allowance for loan losses for the fiscal years ended March 31, 2006, 2007 and 2008 are shown below:

	2006	2007	2008
	(in millions of yen)
Balance at beginning of fiscal year	1,207,155	812,321	946,147

Provision (credit) for loan losses	(157,666)	182,115	(57,766)

Charge-offs	305,729	110,612	271,242
Less: Recoveries	73,891	58,021	47,375

Net charge-offs	231,838	52,591	223,867

Others (Note)	(5,330)	4,302	(14,711)

Balance at end of fiscal year	812,321	946,147	649,803

Note:	Others include primarily foreign exchange translation.

The MHFG Group recorded provision for loan losses for the fiscal year ended March 31, 2007 due mainly to the downgrade in the credit rating of a large non-bank financial company borrower. The Group recorded a credit for loan losses for the fiscal year ended March 31, 2008 due mainly to upgrades in the internal credit ratings of some large borrowers, whose operating results and financial position improved. The credit was offset by provisions for loan losses relating to the declining trend in the financial condition of SMEs that have relatively weak business bases, as well as downgrades to lower internal credit ratings of some large borrowers that experienced financial difficulties during the fiscal year.

The amount of charge-offs decreased in the fiscal year ended March 31, 2007 as disposals of impaired loans decreased and the general economic conditions in Japan continued to gradually improve. The amount of charge-offs increased in the fiscal year ended March 31, 2008 due mainly to a debt-for-equity swap involving a loan to a large non-bank financial company and an increase in disposals of impaired loans of SMEs and the borrowers that experienced financial difficulties, as discussed above.

7. Premises and equipment

Premises and equipment at March 31, 2007 and 2008 consist of the following:

	2007	2008
	(in millions of yen)
Land	164,247	156,942
Buildings	605,680	584,774
Equipment and furniture	457,025	455,229
Leasehold improvements	125,754	122,051
Construction in progress	3,010	7,045
Software	524,463	514,588

Total	1,880,179	1,840,629
Less: Accumulated depreciation and amortization	1,032,656	988,236

Premises and equipment—net	847,523	852,393

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2006, 2007 and 2008 was ¥136,553 million, ¥140,313 million and ¥169,925 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥49,832 million and ¥48,260 million at March 31, 2007 and 2008, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2007 and 2008 amounted to ¥33,168 million and ¥35,013 million, respectively.

8. Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2007 and 2008 were as follows:

	Global Corporate Group	Global Retail Group	Total
	(in millions of yen)
2007
Balance at beginning of fiscal year	—	39,559	39,559
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Balance at end of fiscal year	—	39,559	39,559

2008
Balance at beginning of fiscal year	—	39,559	39,559
Goodwill acquired	25,715	—	25,715
Impairment losses recognized	25,715	24,543	50,258
Balance at end of fiscal year	—	15,016	15,016

Goodwill in the Global Retail Group is entirely related to the MHIS operating segment. Due to an adverse change in the business climate, it was determined that the carrying amount of the segment exceeded its fair value, which was calculated based on the quoted market price of MHIS’s common stock, as of March 31, 2008, the date of the annual impairment test. Therefore, a goodwill impairment loss of ¥24,543 million was recognized in the Global Retail Group during the fiscal year ended March 31, 2008.

New goodwill in the Global Corporate Group was acquired through MHCB’s subscriptions of the third-party allocations by its subsidiary, MHSC, in December 2007 and January 2008. (Refer to Note 24 “Minority interest in consolidated subsidiaries”.) Since the estimation of future cash flows of the MHSC operating segment was revised downward reflecting the overall economic outlook of MHSC, it was determined that the carrying amount of the segment exceeded its fair value as of March 31, 2008, the date of the annual impairment test. Therefore, a goodwill impairment loss of ¥25,715 million was recognized in the Global Corporate Group during the fiscal year ended March 31, 2008.

9. Pledged assets and collateral

The following amounts, by balance sheet classifications, have been pledged as collateral for borrowings and for other purposes at March 31, 2007 and 2008:

	2007	2008
	(in millions of yen)
Interest-bearing deposits in other banks	9,346	25,428
Trading account assets	5,148,913	6,447,148
Available-for-sale securities	14,368,727	15,039,802
Loans	6,940,643	6,938,723
Other assets	570,827	1,241,471

Total	27,038,456	29,692,572

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts above include pledged assets that secured parties are not permitted to sell or repledge. At March 31, 2007 and 2008, the carrying values of such pledged assets were ¥16,244 billion and ¥18,050 billion, respectively.

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2007 and 2008, the reserve funds maintained by the MHFG Group, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥1,924 billion and ¥1,146 billion, respectively.

At March 31, 2007 and 2008, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥18,300 billion and ¥16,973 billion, respectively, of which ¥13,329 billion and ¥10,940 billion, respectively, were sold or repledged. Such collateral was primarily obtained under resale or securities borrowing agreements, and was used generally as collateral under repurchase or securities lending agreements, or to cover short sales.

10. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$100 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2008) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2007 and 2008 are as follows:

	2007	2008
	(in millions of yen)
Domestic offices:
Time deposits	16,945,461	18,699,719
Certificates of deposit	6,998,800	8,993,040

Total	23,944,261	27,692,759

Foreign offices:
Time deposits	6,420,084	6,806,250
Certificates of deposit	1,796,387	1,078,242

Total	8,216,471	7,884,492

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2007 and 2008 was ¥661 billion and ¥745 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2008 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	24,069,540	8,990,810	33,060,350
Due after one year through two years	2,053,887	2,230	2,056,117
Due after two years through three years	1,417,201	—	1,417,201
Due after three years through four years	272,659	—	272,659
Due after four years through five years	248,052	—	248,052
Due after five years	105,711	—	105,711

Total	28,167,050	8,993,040	37,160,090

Foreign offices:
Due in one year or less	7,187,803	1,084,099	8,271,902
Due after one year through two years	1,683	11,583	13,266
Due after two years through three years	7,680	—	7,680
Due after three years through four years	58	—	58
Due after four years through five years	22	—	22
Due after five years	13,371	—	13,371

Total	7,210,617	1,095,682	8,306,299

Total	35,377,667	10,088,722	45,466,389

11. Debentures

MHCB and MHBK issue debentures denominated in Japanese yen with fixed interest or discount rates to institutional and private investors as a source of funding for their operational needs. The following table summarizes the composition of debentures at March 31, 2007 and 2008:

2007	(in millions of yen)
One-year discount debentures with discount rates of 0.05% to 0.37% (due 2007-2008)	421,574
Five-year coupon debentures with interest rates of 0.10% to 1.20% (due 2007-2012)	4,302,232

Total	4,723,806

2008	(in millions of yen)
Five-year coupon debentures with interest rates of 0.10% to 1.20% (due 2008-2013)	3,159,443

12. Due to trust accounts

MHTB and TCSB, which are MHFG’s subsidiary trust banks, hold assets on behalf of their customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MHFG Group’s proprietary assets and are managed and accounted for separately. However, the cash of individual trust accounts is often placed with MHTB and TCSB for the customers’ short-term investment needs. These amounts which MHTB and TCSB owe to the trust accounts are recorded as Due to trust accounts. The weighted average interest rate of Due to trust accounts was 0.67% and 0.70% at March 31, 2007 and 2008, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2007 and 2008 is comprised of the following:

	2007	2008
	(in millions of yen)
Obligations under capital leases	27,271	22,999
Loan participation borrowings	686,322	408,121
Senior borrowings and bonds	1,658,131	2,430,435
Subordinated borrowings and bonds	4,471,635	4,557,190
Borrowings and bonds of variable interest entities	230,577	200,165

Total	7,073,936	7,618,910

The following table presents interest rates and maturities of senior borrowings and bonds, subordinated borrowings and bonds, and borrowings and bonds of variable interest entities:

	Interest rates (1)	Maturity (2)	2007	2008
	(%)		(in millions of yen)
MHCB:
Senior floating rate borrowings denominated in Japanese yen	0.751-1.316	Mar. 2009-Mar. 2028	249,500	264,500
Senior fixed rate borrowings denominated in U.S. dollars	7.49	Jul. 2018	3,277	1,666
Senior floating rate borrowings denominated in U.S. dollars	2.745-4.896	Jun. 2008-Feb. 2012	43,068	16,183
Senior fixed rate borrowings denominated in other currencies	4.6-7.37	Jun. 2011-Dec. 2015	46,840	55,832
Senior fixed rate bonds denominated in Japanese yen	1.11-3.65	Sep. 2010-Jul. 2027	606,000	1,256,000
Senior floating rate bonds denominated in Japanese yen	—	—	1,002	—
Senior floating rate bonds denominated in U.S. dollars	—	—	591	—
Senior fixed rate bonds denominated in foreign currencies	0.598-0.748	Nov. 2010	8,154	1,004
Subordinated fixed rate borrowings denominated in Japanese yen	0.993-3.963	Sep. 2008-Perpetual	785,708	974,008
Subordinated floating rate borrowings denominated in Japanese yen	0.839-1.069	Nov. 2008-Mar. 2013	648,750	540,500
Subordinated fixed rate borrowings denominated in U.S. dollars	5.89-8.91	Jun. 2008-Jan. 2024	719,871	610,810
Subordinated floating rate borrowings denominated in U.S. dollars	2.655-4.849	Dec. 2008-Jan. 2013	88,213	76,853
Subordinated fixed rate borrowings denominated in Euro	4.85-4.98	Apr. 2009-Jun. 2011	197,789	198,832
Subordinated floating rate borrowings denominated in Euro	4.406-4.588	Sep. 2010	10,228	10,282
Subordinated fixed rate bonds denominated in Japanese yen	2.1-2.26	Feb. 2014-Mar. 2018	123,063	169,968

Total			3,532,054	4,176,438

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Interest rates (1)	Maturity (2)	2007	2008
	(%)		(in millions of yen)
MHBK:
Senior fixed rate borrowings denominated in Japanese yen	0.25-6.5	Apr. 2008-Mar. 2027	13,918	13,953
Subordinated fixed rate borrowings denominated in Japanese yen	1.399-4.6	Jun. 2008-Perpetual	630,600	698,500
Subordinated floating rate borrowings denominated in Japanese yen	1.418-4.302	Jun. 2008-Jun. 2012	379,550	283,800
Subordinated fixed rate borrowings denominated in U.S. dollars	6.646-8.475	Jun. 2016-Jan. 2024	140,173	118,937
Subordinated floating rate borrowings denominated in U.S. dollars	—	—	12,990	—
Subordinated fixed rate bonds denominated in Japanese yen	0.96-2.87	Sep. 2009-Apr. 2027	373,400	513,400
Subordinated floating rate bonds denominated in Japanese yen	1.174-1.893	Sep. 2009-Jan. 2012	149,100	149,100

Total			1,699,731	1,777,690

MHFG and other subsidiaries:
Senior fixed rate borrowings denominated in Japanese yen	0.97-4.172	Apr. 2008-Nov. 2020	38,580	18,161
Senior floating rate borrowings denominated in Japanese yen	0-4.654	May 2008-May 2036	157,600	206,500
Senior borrowings denominated in foreign currencies	5.0-5.625	Feb. 2008-Feb. 2014	—	8,495
Senior fixed rate bonds denominated in Japanese yen	0-20.0	Jun. 2008-Apr. 2038	278,535	149,559
Senior floating rate bonds denominated in Japanese yen	0-20.0	Apr. 2008-Apr. 2038	197,765	425,969
Senior bonds denominated in foreign currencies	0-8.0	Oct. 2008-Apr. 2038	13,301	12,613
Subordinated fixed rate borrowings denominated in Japanese yen	1.878-2.395	Apr. 2015-May 2016	60,000	50,000
Subordinated fixed rate bonds denominated in Japanese yen	1.01-2.76	Nov. 2013-Perpetual	84,100	88,900
Subordinated floating rate bonds denominated in Japanese yen	2.27-4.25	Nov. 2013-Perpetual	68,100	73,300
Fixed rate borrowings of variable interest entities	1.06-2.854	Jul. 2008-Perpetual	110,583	66,929
Floating rate borrowings of variable interest entities	0.71-5.68	Oct. 2008-Dec. 2039	119,994	121,275
Bonds of variable interest entities	3.6-7.0	Jul. 2047-Oct. 2047	—	11,961

Total			1,128,558	1,233,662

Total (3), (4)			6,360,343	7,187,790

Notes:
(1)	The interest rates shown are the range of contractual rates in effect at March 31, 2008.
(2)	Maturity information shown is the range of maturities at March 31, 2008.
(3)	None of the long-term debt issues listed above is convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2008:

	MHCB	MHBK	MHFG and other subsidiaries	Total
	(in millions of yen)
Fiscal years ending March 31:
2009	596,481	169,370	85,423	851,274
2010	505,157	192,316	162,526	859,999
2011	313,567	55,770	104,472	473,809
2012	853,629	181,698	109,196	1,144,523
2013	805,617	126,712	138,635	1,070,964
2014 and thereafter	1,505,779	1,066,352	646,210	3,218,341

Total	4,580,230	1,792,218	1,246,462	7,618,910

14. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2007 and 2008:

	2007	2008
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	297,916	1,626,662
Collateral provided for derivative transactions	489,877	1,172,979
Loans held for sale	213,374	666,644
Financial Stabilization Funds	284,564	295,333
Miscellaneous receivables	473,052	229,094
Security deposits	124,974	125,147
Prepaid pension cost	357,326	48,798
Other	455,107	441,443

Total	2,696,190	4,606,100

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	811,871	1,512,818
Collateral accepted for derivative transactions	135,736	743,493
Miscellaneous payables	468,090	518,956
Factoring amounts owed to customers	348,476	356,520
Matured debentures	289,279	248,606
Unearned income	145,410	137,901
Other	704,635	713,467

Total	2,903,497	4,231,761

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

The MHFG Group made deposits with the Funds amounting to ¥359,017 million during the fiscal year ended March 31, 1997. The deposits are expected to mature in 15 years from the deposit date. The deposits were discounted to their present value at the time of the deposit and the discount is being accreted over the expected period to maturity using the interest method. The carrying amount of the deposits as of March 31, 2007 and 2008 was ¥284,564 million and ¥295,333 million, respectively.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

Matured debentures

Matured debentures represent the principal balance of debentures that have reached maturity but have not yet been repaid to customers.

15. Preferred stock

The composition of preferred stock at March 31, 2006, 2007 and 2008 is as follows:

2006		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(yen)
Fourth series class IV preferred stock	300,000	150,000	150,000	—	2,000,000	No
Sixth series class VI preferred stock	300,000	150,000	150,000	—	2,000,000	No
Eleventh series class XI preferred stock	943,740	1,398,500	943,740	—	1,000,000	Yes
Class XII preferred stock	—	1,500,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690	—	1,000,000	No

Total	1,580,430	4,698,500	1,280,430	—

2007		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(yen)
Eleventh series class XI preferred stock	943,740	1,398,500	943,740	—	1,000,000	Yes
Class XII preferred stock	—	1,500,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690	—	1,000,000	No

Total	980,430	4,398,500	980,430	—

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(yen)
Eleventh series class XI preferred stock	943,740	1,398,500	943,740	—	1,000,000	Yes
Class XII preferred stock	—	1,500,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690	—	1,000,000	No

Total	980,430	4,398,500	980,430	—

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2006, 2007, and 2008 were as follows:

Class of stock	Issued at March 31, 2005	Cancelled	Issued at March 31, 2006	Cancelled	Issued at March 31, 2007	Net change	Issued at March 31, 2008
	(number of shares)
Preferred stock held by the Resolution and Collection Corporation:
Second series class II preferred stock	100,000	(100,000)	—	—	—	—	—
Third series class III preferred stock	100,000	(100,000)	—	—	—	—	—
Fourth series class IV preferred stock	150,000	—	150,000	(150,000)	—	—	—
Sixth series class VI preferred stock	150,000	—	150,000	(150,000)	—	—	—
Seventh series class VII preferred stock	125,000	(125,000)	—	—	—	—	—
Eighth series class VIII preferred stock	125,000	(125,000)	—	—	—	—	—
Ninth series class IX preferred stock	33,000	(33,000)	—	—	—	—	—
Tenth series class X preferred stock	140,000	(140,000)	—	—	—	—	—

Total	923,000	(623,000)	300,000	(300,000)	—	—	—

Preferred stock held by other shareholders:
Eleventh series class XI preferred stock	943,740	—	943,740	—	943,740	—	943,740
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	—	36,690

Total	980,430	—	980,430	—	980,430	—	980,430

Total preferred stock	1,903,430	(623,000)	1,280,430	(300,000)	980,430	—	980,430

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class of stock	Aggregate amount at March 31, 2005	Cancelled (Note)	Aggregate amount at March 31, 2006	Cancelled (Note)	Aggregate amount at March 31, 2007	Net change	Aggregate amount at March 31, 2008
	(in millions of yen)
Preferred stock held by the Resolution and Collection Corporation:
Second series class II preferred stock	200,000	(200,000)	—	—	—	—	—
Third series class III preferred stock	200,000	(200,000)	—	—	—	—	—
Fourth series class IV preferred stock	300,000	—	300,000	(300,000)	—	—	—
Sixth series class VI preferred stock	300,000	—	300,000	(300,000)	—	—	—
Seventh series class VII preferred stock	250,000	(250,000)	—	—	—	—	—
Eighth series class VIII preferred stock	250,000	(250,000)	—	—	—	—	—
Ninth series class IX preferred stock	41,250	(41,250)	—	—	—	—	—
Tenth series class X preferred stock	247,788	(247,788)	—	—	—	—	—

Total	1,789,038	(1,189,038)	600,000	(600,000)	—	—	—

Preferred stock held by other shareholders:
Eleventh series class XI preferred stock	943,740	—	943,740	—	943,740	—	943,740
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	—	36,690

Total	980,430	—	980,430	—	980,430	—	980,430

Total preferred stock	2,769,468	(1,189,038)	1,580,430	(600,000)	980,430	—	980,430

Note:	Upon cancellation of preferred stock held by the Resolution and Collection Corporation, different series of preferred stock which were repurchased on the same date were treated as one issue when comparing the repurchase price and the book value, because the cancelled stock was held by one holder. The aggregate book value of the cancelled stock is charged to preferred stock and the aggregate excess amount of purchase price over book value is charged to accumulated deficit.

16. Common stock

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2006, 2007, and 2008 were as follows:

	2006	2007	2008
		(shares)
Balance at beginning of fiscal year	12,003,995	12,003,995	11,872,195
Cancellation of common stock	—	(131,800)	(475,940)

Balance at end of fiscal year	12,003,995	11,872,195	11,396,255

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 31, 2008, MHFG’s capital stock, capital surplus, and retained earnings were ¥1,540,965 million, ¥385,242 million, and ¥1,589,115 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches to one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2008 was ¥389,592 million, of which ¥385,242 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for legal reserve, the Company Law and the Banking Law impose certain limitations on the amount available for dividends. Under the Company Law, MHFG’s maximum amount available for dividends, at March 31, 2008, was ¥1,582,289 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Law and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier 1 capital for capital adequacy purposes. See Note 18 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

Dividends on preferred stock and common stock during the fiscal years ended March 31, 2006, 2007, and 2008 were as follows:

2006	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Second series class II preferred stock	8,200	504
Third series class III preferred stock	14,000	1,400
Fourth series class IV preferred stock	47,600	7,140
Sixth series class VI preferred stock	42,000	6,300
Seventh series class VII preferred stock	11,000	1,375
Eighth series class VIII preferred stock	8,000	474
Ninth series class IX preferred stock	—	—
Tenth series class X preferred stock	5,380	753
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	3,500	37,962

Total		75,884

2007	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Fourth series class IV preferred stock	47,600	7,140
Sixth series class VI preferred stock	42,000	6,300
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	4,000	46,434

Total		79,850

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	7,000	81,254

Total		101,230

Note:	Dividends paid on treasury stock are excluded.

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

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, the MHFG Group adopted the foundation internal ratings-based approach (“FIRB approach”). Under the FIRB approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default (“PD”) and loss given default. PD is derived by MHFG’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on-and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The MHFG Group selected the standardized approach for the calculation of operational risk capital charge, which calculates operational risk by dividing its activities into eight business lines and multiplying gross income of each of those business lines by the applicable factor assigned to each of the business line.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2007 and 2008 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the FSA are set forth in the following table:

	2007		2008
	Amount	Ratio	Amount	Ratio
	(in millions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,831,820	4.00	2,634,915	4.00
Actual	4,933,562	6.96	4,880,189	7.40
Total risk-based capital:
Required	5,663,639	8.00	5,269,829	8.00
Actual	8,841,383	12.48	7,708,342	11.70
MHCB:
Tier 1 capital:
Required	1,520,976	4.00	1,405,893	4.00
Actual	3,256,830	8.56	2,982,469	8.48
Total risk-based capital:
Required	3,041,953	8.00	2,811,786	8.00
Actual	5,329,535	14.01	4,278,850	12.17
MHBK:
Tier 1 capital:
Required	581,072	2.00	557,777	2.00
Actual	2,067,733	7.11	2,032,402	7.28
Total risk-based capital:
Required	1,162,144	4.00	1,115,553	4.00
Actual	3,412,842	11.74	3,339,632	11.97
MHTB:
Tier 1 capital:
Required	160,608	4.00	147,495	4.00
Actual	359,840	8.96	374,852	10.16
Total risk-based capital:
Required	321,216	8.00	294,990	8.00
Actual	630,065	15.69	585,222	15.87
Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,425,251	4.00	1,260,588	4.00
Actual	2,922,860	8.20	2,505,915	7.95
Total risk-based capital:
Required	2,850,502	8.00	2,521,176	8.00
Actual	5,426,210	15.22	4,411,114	13.99
MHBK:
Tier 1 capital:
Required	531,725	2.00	538,716	2.00
Actual	1,965,319	7.39	1,887,196	7.00
Total risk-based capital:
Required	1,063,450	4.00	1,077,433	4.00
Actual	3,223,174	12.12	3,153,858	11.70
MHTB:
Tier 1 capital:
Required	159,238	4.00	146,087	4.00
Actual	353,206	8.87	366,007	10.02
Total risk-based capital:
Required	318,475	8.00	292,174	8.00
Actual	621,307	15.60	575,928	15.76

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy rules of the FSA under the Financial Instrument and Exchange Law. This rule requires securities firms to maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty, and basic risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer.

Management believes, as of March 31, 2008, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

19. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
	(in millions of yen)
Net income:
Net income	1,085,672	623,882	228,618
Less: Net income attributable to preferred shareholders	37,953	23,474	19,975

Net income attributable to common shareholders	1,047,719	600,408	208,643

Effect of dilutive securities:
Convertible preferred stock	18,875	18,875	18,875

Net income attributable to common shareholders after assumed conversions	1,066,594	619,283	227,518

	2006	2007	2008
	(thousands of shares)
Shares:
Weighted average common shares outstanding	11,172	11,608	11,480

Effect of dilutive securities:
Convertible preferred stock (Note)	1,717	1,106	2,088

Weighted average common shares after assumed conversions	12,889	12,714	13,568

	2006	2007	2008
	(in yen)
Amounts per common share:
Basic net income per common share	93,778.71	51,725.68	18,174.55

Diluted net income per common share	82,748.82	48,709.38	16,768.67

Note:	The number of the dilutive common shares is based on the conversion price as of each fiscal year-end.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Income taxes

The following table presents the components of Income tax expense (benefit) for the fiscal years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
	(in millions of yen)
Current:
Domestic	43,745	27,929	9,681
Foreign	26,655	22,372	35,502

Total current tax expense (benefit)	70,400	50,301	45,183

Deferred:
Domestic	(445,535)	112,444	626,326
Foreign	993	476	667

Total deferred tax expense (benefit)	(444,542)	112,920	626,993

Total income tax expense (benefit)	(374,142)	163,221	672,176

The preceding table does not reflect the tax effects of items recorded directly in Shareholders’ equity for the fiscal years ended March 31, 2006, 2007 and 2008. The detailed amounts reducing Shareholders’ equity are as follows:

	2006	2007	2008
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities	591,405	149,726	(755,958)
Minimum pension liability	(650)	175	—
Pension liability adjustments	—	89,512	(163,825)
Cumulative effect of change in accounting principle	—	1,275	—

Total tax effect	590,755	240,688	(919,783)

Since the MHFG Group does not have the intention to divest its foreign subsidiaries in the foreseeable future, deferred taxes are not provided on the temporary differences related to foreign currency translation adjustments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a reconciliation of Income tax expense (benefit) at the effective statutory tax rate to actual income tax expense for the fiscal years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
	(in millions of yen, except tax rates)
Income before income tax expense (benefit)	711,530	787,103	900,794
Effective statutory tax rate	40.69%	40.69%	40.69%

Income tax calculated at the statutory tax rate	289,522	320,272	366,533
Income not subject to tax	(119,421)	(34,365)	(19,514)
Expenses not deductible for tax purposes	4,656	1,937	2,035
Tax rate differentials of subsidiaries	5,246	(538)	35,610
Change in valuation allowance	650,056	(161,875)	242,980
Change in undistributed earnings of subsidiaries	(79,559)	(38,247)	(32,405)
Change in net operating loss carryforwards resulting from the sale of shares of subsidiaries within the Group	(1,151,222)	32,519	54,277
Minority interest in consolidated subsidiaries	28,097	11,308	(21,833)
Other	(1,517)	32,210	44,493

Income tax expense (benefit)	(374,142)	163,221	672,176

The components of net deferred tax assets at March 31, 2007 and 2008 are as follows:

	2007	2008
	(in millions of yen)
Deferred tax assets:
Investments	1,142,927	1,176,372
Allowance for loan losses	456,820	333,910
Premises and equipment	41,918	38,392
Financial Stabilization Funds	30,244	25,869
Derivative financial instruments	91,604	9,142
Net operating loss carryforwards	2,676,992	2,402,604
Other	209,864	275,576

	4,650,369	4,261,865
Valuation allowance	(2,205,187)	(2,451,103)

Deferred tax assets, net of valuation allowance	2,445,182	1,810,762

Deferred tax liabilities:
Available-for-sale securities	1,552,740	784,328
Undistributed earnings of subsidiaries	36,927	4,523
Prepaid pension cost and accrued pension liabilities	130,706	3,130
Other	122,512	106,409

Deferred tax liabilities	1,842,885	898,390

Net deferred tax assets	602,297	912,372

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation in the balance sheets as follows:

	2007	2008
	(in millions of yen)
Deferred tax assets on the balance sheet	618,665	923,572
Deferred tax liabilities on the balance sheet	16,368	11,200

Net deferred tax assets	602,297	912,372

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies available in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that the MHFG Group would realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2007 and 2008.

At March 31, 2008, the MHFG Group had net operating loss carryforwards totaling ¥6,096,641 million. These net operating losses are scheduled to expire as follows:

Net operating loss carryforwards
(in millions of yen)
Fiscal year ending March 31:
2009	49,117
2010	1,769,797
2011	503,685
2012	521,069
2013	2,694,930
2014 and thereafter	558,043

Total	6,096,641

Included in net operating loss carryforwards in the above table are carryforwards of the holding company and a subsidiary of ¥2,646,716 million resulting mainly from the sale of shares of subsidiary companies within the Group. The tax effect of these carryforwards is offset by a full valuation allowance.

The MHFG Group adopted FIN No.48 as of April 1, 2007 that resulted in an increase to the beginning balance of accumulated deficit of ¥2,597 million. The total amount of unrecognized tax benefits including ¥406 million interest and penalties was ¥6,135 million at April 1, 2007, of which ¥3,931 million would, if recognized, affect the Group’s effective tax rate. At March 31, 2008, the total amount of unrecognized tax benefits including ¥760 million interest and penalties was ¥4,923 million, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a roll-forward of unrecognized tax benefits from April 1, 2007 to March 31, 2008.

(in millions of yen)
Total unrecognized tax benefits at April 1, 2007	6,135
Gross amount of increases related to positions taken during prior years	1,098
Gross amount of increases related to positions taken during the current year	343
Amount of decreases related to settlements	(2,204)
Foreign exchange adjustments	(449)

Total unrecognized tax benefits at March 31, 2008	4,923

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2000, 1998 and 2002 respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The effect of these settlements calculated pursuant to the guidance in EITF Issue No.03-2 for the fiscal years ended March 31, 2006 and 2007 was as follows:

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

Defined contribution plans

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized for contributions to the plans for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥724 million, ¥1,509 million and ¥1,785 million, respectively.

Foreign office benefit plans

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans. The costs of such plans charged to earnings for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥1,555 million, ¥2,071 million and ¥1,277 million, respectively.

Implementation of SFAS No.158

On March 31, 2007, the MHFG Group adopted the recognition and disclosure provisions of SFAS No.158, which requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets. Under SFAS No.158, actuarial gains or losses and prior service costs

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or benefits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. Upon adoption of SFAS No.158 in 2007, the MHFG Group recorded an adjustment, net of tax, of ¥130,855 million to Accumulated other comprehensive income.

The adoption of SFAS No.158 had no effect on the consolidated statements of income for the year ended March 31, 2007, or for any prior period presented, and it will not affect the MHFG Group’s operating results in future periods. The MHFG Group mostly uses a measurement date of March 31 for its defined benefit pension plans.

Partial withdrawal of assets from employee retirement benefit trusts

During the fiscal year ended March 31, 2007, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the related plan remains in overfunded status as of March 31, 2007 and 2008. No gains or losses have been recognized as a consequence of this transaction.

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans, net of contributions made by employees, for the fiscal years ended March 31, 2006, 2007 and 2008 includes the following components:

	2006	2007	2008
	(in millions of yen)
Service cost-benefits earned during the fiscal year	28,908	23,190	24,000
Interest costs on projected benefit obligation	37,751	37,700	26,757
Expected return on plan assets	(62,947)	(77,286)	(95,211)
Amortization of prior service benefit	(463)	(440)	(437)
Amortization of net actuarial loss (gain)	71	(16,198)	(6,042)
Special termination benefits	5,936	5,485	5,048
Gain on settlement	(620)	(5,023)	—

Net periodic benefit cost	8,636	(32,572)	(45,885)

Other changes in plan assets and benefit obligations recognized in other comprehensive loss before-tax for the year ended March 31, 2008 were summarized as follows:

2008
(in millions of yen)
Net actuarial loss	409,970
Amortization of net actuarial gain	6,042
Prior service cost	147
Amortization of prior service benefit	437

Total recognized in other comprehensive loss before-tax	416,596

As of March 31, 2008, the amounts in Accumulated other comprehensive income, which will be amortized as prior service benefit and actuarial loss over the next year, are estimated to be ¥423 million and ¥6,407 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2006	2007	2008
Weighted-average assumptions used to determine benefit obligations at year end:
Discount rates	2.55%	2.09%	1.99%
Rates of increase in future compensation level	1.37-5.67%	1.51-5.76%	1.61-5.62%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	2.45%	2.55%	2.09%
Rates of increase in future compensation level	1.40-5.31%	1.37-5.67%	1.51-5.76%
Expected rates of return on plan assets	3.63%	3.72%	5.75%

In estimating the discount rate, the MHFG Group used interest rates on high-quality fixed-income governmental and corporate bonds that received a rating of AA(Aa) or higher from rating agencies. The durations of such bonds closely match that of the pension benefit obligation. Assumed discount rates were reevaluated at each measurement date.

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2007 and 2008 for the plans of MHFG and its subsidiaries. Accordingly, funded status and amounts recognized in the table below show the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2007	2008
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,543,131	1,287,133
Service cost	23,190	24,000
Interest cost	37,700	26,757
Plan participants’ contributions	1,208	1,199
Divestitures	—	(2,315)
Transfer of substitutional portion	(388,368)	—
Actuarial loss	125,594	23,546
Foreign currency exchange rate changes	2,472	(5,725)
Benefits paid	(38,476)	(40,478)
Lump-sum payments	(19,318)	(20,370)

Benefit obligation at end of fiscal year	1,287,133	1,293,747

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,072,727	1,617,598
Actual return (negative return) on plan assets	42,163	(291,648)
Foreign currency exchange rate changes	1,807	(4,361)
Divestitures	—	(1,389)
Transfer of substitutional portion	(209,361)	—
Partial withdrawal of assets from employee retirement benefit trusts	(288,645)	—
Employer contributions	36,175	39,453
Plan participants’ contributions	1,208	1,199
Benefits paid	(38,476)	(40,478)

Fair value of plan assets at end of fiscal year	1,617,598	1,320,374

Funded status	330,465	26,627

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007	2008
	(in millions of yen)
Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	357,326	48,798
Accrued pension liability	(26,861)	(22,171)

Net amount recognized	330,465	26,627

Amounts recognized in Accumulated other comprehensive loss (income) before-tax consist of:
Prior service cost (benefit)	(4,319)	(3,735)
Net actuarial loss (gain)	(219,749)	196,263

Net amount recognized	(224,068)	192,528

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,246,330 million and ¥1,253,781 million, respectively, as of March 31, 2007 and 2008. The severance indemnities plans generally employ a multi-variable and non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

The following table shows the projected benefit obligations, accumulated benefit obligations and fair value of plan assets at March 31, 2007 and 2008 for the plans of MHFG and its subsidiaries where accumulated benefit obligations were in excess of plan assets:

	2007	2008
	(in millions of yen)
Projected benefit obligation	46,251	31,163
Accumulated benefit obligation	45,278	30,426
Fair value of plan assets	31,057	20,388

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Asset allocation

Pension plan asset allocations of MHFG and certain subsidiaries at March 31, 2007 and 2008, by asset category are as follows:

	Fair value of pension plan assets at March 31,
Asset category	2007	2008
The EPF assets:
Japanese equity securities	8.19%	6.89%
Japanese debt securities	9.78%	14.27%
General account of life insurance companies	5.09%	6.19%
Non-Japanese equity securities	7.39%	6.89%
Non-Japanese debt securities	10.91%	12.36%
Short-term assets	0.50%	0.71%

Total EPF assets	41.86%	47.31%

Assets retained in employee retirement benefit trusts:
Japanese equity securities	58.14%	52.69%

	100.00%	100.00%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in Japanese equity securities was ¥51,720 million (3.30% of contributory pension plan assets) and ¥25,084 million (1.94% of contributory pension plan assets) of the common stock issued by the MHFG Group and its affiliated companies at March 31, 2007 and 2008, respectively.

Included in Japanese debt securities was ¥666 million (0.04% of contributory pension plan assets) and ¥453 million (0.03% of contributory pension plan assets) of the debt securities issued by the MHFG Group and its affiliated companies at March 31, 2007 and 2008, respectively.

Investment policies

MHFG and certain subsidiaries’ target asset allocation for funds for the EPF plans is as follows:

Asset category	Asset ratio at March 31, 2008
Japanese equity securities	17.00%
Japanese debt securities	42.00%
Non-Japanese equity securities	15.00%
Non-Japanese debt securities	26.00%

Total	100.00%

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

Basis and procedure for estimating long term return of each asset class

The expected rate of return for each asset class is based primarily on various aspects of long-term prospects for the economy that include historical performance and the market environment. The expected long-term rate of return used to determine net periodic benefit cost for the fiscal year ended March 31, 2008 is 4.30% for the EPF assets and 6.82% for assets retained in employee retirement benefit trusts. Due to the fact that assets retained in employee retirement benefit trusts primarily consist of a single asset class of Japanese equity securities, the rate of return on them is generally expected to be higher than that on the EPF assets consisting of various asset classes such as equities, bonds and other assets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contributions

MHFG and certain subsidiaries expect to contribute approximately ¥35 billion to their pension plans in the fiscal year ending March 31, 2009 based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal year indicated:

(in millions of yen)
Fiscal year ending March 31:
2009	58,900
2010	60,439
2011	61,078
2012	61,786
2013	62,788
2014-2018	328,018

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

The Group enters into the following derivative transactions that do not qualify for hedge accounting under SFAS No.133 with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit default swap transactions for the purpose of hedging the credit risk in loans, RMBS, commercial mortgage-backed securities (“CMBS”), CLO and other similar assets. Such derivatives are accounted for as trading positions.

Hedging activities

In order to qualify for hedge accounting under SFAS No.133, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Fair value hedges

The MHFG Group primarily uses bond options to modify exposure to changes in fair value of available-for-sale debt securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Foreign exchange gains (losses)—net in earnings.

The following table summarizes certain information related to the MHFG Group’s hedging activities for the fiscal years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
	(in millions of yen)
Fair value hedges:
Hedge ineffectiveness recognized in earnings	—	—	—
Net loss excluded from assessment of effectiveness	(20,793)	(12,035)	(5,497)
Net investment hedges:
Net loss included in foreign currency translation adjustment within accumulated other comprehensive income	(16,230)	(29,710)	(3,177)

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

The Group records all guarantees and similar obligations subject to FIN No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34” (“FIN No.45”) at fair value on the consolidated balance sheets at the inception of the guarantee. The carrying amount of guarantees and similar obligations at March 31, 2007 and 2008 was ¥30,777 million and ¥21,848 million, respectively, and was included in Other liabilities.

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

Guarantees for the repayment of trust principal

The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to compensate for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off impaired loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. The contract amounts of guarantees for repayment of trust principal were presented in the tables below. Part of the trust account profits is set aside as a reserve in trust accounts to absorb losses in the trust asset portfolios in accordance with relevant Japanese laws concerning the trust business and/or trust agreements. Statutory reserves for loan trusts and reserves for jointly operated designated money trusts are calculated based on the trust principal or the balance of loans and other assets in the trust accounts. The amounts of such reserves set aside in the trust accounts were ¥1,300 million and ¥690 million at March 31, 2007 and 2008, respectively. Since the probability of principal indemnification is judged to be remote, the MHFG Group had no related reserve for credit losses recorded in its consolidated financial statements.

Liabilities of trust accounts

The MHFG Group, as trustee, may enter into an agreement with a third party who is not the party to the relevant trust agreement to the extent necessary to handle the trust affairs for the purpose of fulfilling the objectives of the trust and, as such, the trustee shall be allowed to assume certain liabilities. Pursuant to Japanese trust-related

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

laws, the trustee is ultimately liable to pay those liabilities out of its proprietary assets in the event that the trust assets are insufficient to cover those liabilities and the trust beneficiary is unable to compensate the shortfall. To avoid the demand for payment out of the proprietary assets, the trustee can enter into a special covenant of limited liability under which the trust creditors agree to limit the trustee’s liability to the value of the trust assets and to waive the right for compulsory execution against the trustee’s proprietary assets. The amount of trust liabilities rarely exceeds the amount of trust assets and, therefore, those liabilities are covered by the corresponding trust assets. However, in the event that the trust assets cannot cover all the trust liabilities and the trustee has to pay out of its proprietary assets, the trustee can require the trust beneficiary to compensate for such trust liabilities under the Trust Law. The MHFG Group regularly monitors the condition of trust accounts to minimize exposures against making such payment.

The amounts of such liabilities in the trust accounts excluding those with the special covenant of limited liability were presented in the tables below. Liabilities of trust accounts principally include obligations to return collateral under security lending transactions and others.

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

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2007 and 2008. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

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

	Maximum potential/Contractual or Notional amount	Amount by expiration period
2007		One year or less	After one year through five years	After five years
	(in millions of yen)
Performance guarantees	1,678,749	857,718	661,875	159,156
Guarantees on loans	1,126,958	153,488	101,540	871,930
Guarantees on securities	23,977	17,314	4,065	2,598
Other guarantees	1,057,360	764,768	260,787	31,805
Guarantees for the repayment of trust principal	1,159,966	183,163	471,070	505,733
Liabilities of trust accounts	6,073,687	5,838,807	50,618	184,262
Derivative financial instruments	120,008,379	86,819,597	27,545,378	5,643,404

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Maximum potential/Contractual or Notional amount	Amount by expiration period
2008		One year or less	After one year through five years	After five years
	(in millions of yen)
Performance guarantees	1,899,837	936,042	801,131	162,664
Guarantees on loans	1,070,776	231,865	76,753	762,158
Guarantees on securities	6,592	398	3,554	2,640
Other guarantees	1,157,370	865,837	245,019	46,514
Guarantees for the repayment of trust principal	995,312	134,852	370,525	489,935
Liabilities of trust accounts	8,131,718	7,930,584	45,908	155,226
Derivative financial instruments	95,697,449	56,813,820	33,404,474	5,479,155

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2007 and 2008:

	2007	2008
	(in millions of yen)
Commitments to extend credit	47,904,584	48,670,619
Commitments to invest in securities	136,544	149,560
Commercial letters of credit	535,845	537,023

Total	48,576,973	49,357,202

Allowance and provision (credit) for losses on off-balance-sheet instruments

Other liabilities include an allowance for losses on off-balance-sheet instruments. Changes in the allowance for losses on off-balance-sheet instruments for the fiscal years ended March 31, 2007 and 2008 are shown below:

	2006	2007	2008
	(in millions of yen)
Balance at beginning of fiscal year	51,981	86,004	43,919
Provision (credit) for losses on off-balance-sheet instruments	34,023	(37,821)	5,090
Charge-offs	—	4,264	—

Balance at end of fiscal year	86,004	43,919	49,009

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. Future minimum rental commitments for noncancelable leases at March 31, 2008 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2009	9,067	43,816
2010	7,148	31,072
2011	4,129	27,172
2012	2,173	24,379
2013	1,167	21,720
2014 and thereafter	750	33,101

Total minimum lease payments	24,434	181,260

Amount representing interest	1,435

Present value of minimum lease payments	22,999

Total rental expense for the fiscal years ended March 31, 2006, 2007 and 2008 was ¥98,873 million, ¥95,862 million and ¥99,339 million, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group recorded the transactions as operating leases. The future minimum lease payments under the terms of the related lease agreements were ¥144,182 million, ¥119,419 million and ¥94,655 million at March 31, 2006, 2007 and 2008, respectively.

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

24. Minority interest in consolidated subsidiaries

Minority interest represents the equity for the remaining outstanding voting stock of subsidiaries not owned by the MHFG Group. The changes in minority interest in fiscal years ended March 31, 2006, 2007, and 2008 consisted of minority interest in net income or loss of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and changes resulting from changes in the ownership percentage of the Group in certain subsidiaries.

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

During the fiscal year ended March 31, 2008, MHCB subscribed to new share issuances in total of ¥400 billion through third-party allocations by its subsidiary, MHSC. The purpose of the increases in capital by MHSC was to strengthen the capital base and business platform for the entire MHSC group. As a result of these transactions, the Group’s ownership in MHSC was increased to 89.8% at March 31, 2008.

25. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. These transactions are discussed below. In accordance with the consolidation requirements of FIN No.46R, the Group consolidated certain of these VIEs, where the Group was deemed to be the primary beneficiary through participation in a majority of expected losses, expected residual returns or both. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration its involvement with each VIE, as well as other relevant facts and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing, and it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below summarize the MHFG Group’s significant involvement in VIEs, as of March 31, 2007 and 2008:

	Consolidated VIEs	Significant unconsolidated VIEs
2007	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	3,256,152	16,524	10
Asset-backed securitizations	650,702	1,471,549	81,898
Investments in securitization products	335,563	34,175	5,165
Investment funds	722,398	1,501,188	176,358
Trust arrangements and other	—	1,162,482	573,403

Total	4,964,815	4,185,918	836,834

	Consolidated VIEs	Significant unconsolidated VIEs
2008	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	3,096,717	—	—
Asset-backed securitizations	788,481	1,642,466	73,962
Investments in securitization products	249,196	—	—
Investment funds	902,515	2,951,984	402,626
Trust arrangements and other	—	997,318	421,577

Total	5,036,909	5,591,768	898,165

The table below presents the carrying amount and classification of consolidated VIEs’ assets, as of March 31, 2007 and 2008:

	2007	2008
	(in millions of yen)
Cash and due from banks and deposits	6,602	113,775
Call loans	7,335	9,013
Trading account assets	709,444	850,401
Investments	115,897	298,251
Loans	4,056,344	3,683,707
Other	69,193	81,762

Total	4,964,815	5,036,909

The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue CDO or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counter party, and/or investor to debt and equity instruments.

In the second half of the fiscal year ended March 31, 2008, the MHFG Group newly consolidated certain single-issue special purpose entities issuing CDO, because, pursuant to FIN No.46R, the Group had become the primary beneficiary through the participation in a majority of the expected losses, expected residual returns or both, due to the occurrence of reconsideration events. The consolidation of these VIEs did not have a significant impact on MHFG’s consolidated results of operations or financial condition.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a trustee, the MHFG Group is required to exercise due care in managing and safe-keeping of the assets entrusted. Since the MHFG Group manages and administers entrusted assets in a capacity of an agent or fiduciary on behalf of its customers and is required to segregate trust assets from its proprietary assets, trust accounts are recorded separately from the MHFG Group’s general accounts and are not included in its consolidated financial statements.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks (Refer to Note 12 “Due to trust accounts”). The MHFG Group determined that it does not absorb a majority of expected losses or residual returns in connection with these trust arrangements and, therefore, the trust accounts are not included in the consolidated financial statements of the MHFG Group. The balances of guaranteed principal at March 31, 2007 and 2008 were ¥1,160 billion and ¥995 billion, respectively. The trust fees for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥21,612 million, ¥7,547 million and ¥5,479 million, respectively.

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

Securitization

The MHFG Group had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interest in securitization transactions accounted for as sales during the fiscal years ended March 31, 2006, 2007 and 2008. The MHFG Group had securitized mortgage loans during a previous fiscal year. In connection with such securitization transaction the Group provides servicing for and holds retained interests in the securitized mortgage loans. The Group’s retained interests consist of subordinated beneficial interests and retained credit exposure. The values of the subordinated beneficial interests are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The retained credit exposure is in the form of a guarantee by a subsidiary of the Group. The carrying amount of this retained credit exposure was not considered material at March 31, 2007 and 2008. No servicing assets or liabilities were recorded as a result of this transaction since the Group received adequate compensation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following information is related to a mortgage loan securitization transaction executed during the fiscal year ended March 31, 2005.

Key economic assumptions used in measuring the fair value of the subordinated beneficial interests at the date of securitization were as follows:

Discount rate	0.08-2.57%
Prepayment rate	4.14%
Weighted-average life (in years)	8.18
Expected credit losses	0.18%

At March 31, 2007 and 2008, key assumptions used in measuring the fair value of the subordinated beneficial interests and the sensitivities of the fair value to an immediate adverse change of 10% and 20% in those assumptions were as follows:

	2007	2008
Discount rate	0.98-2.50%	1.26-2.25%
Prepayment rate	6.08%	5.09%
Weighted-average life (in years)	6.77	6.94
Expected credit losses	0.12%	0.12%

	2007	2008
	(in millions of yen)
Carrying value of subordinated beneficial interest	24,109	22,428
Discount rate:
Impact of 10% adverse change	741	657
Impact of 20% adverse change	1,460	1,297
Prepayment rate:
Impact of 10% adverse change	336	271
Impact of 20% adverse change	647	472
Expected credit losses:
Impact of 10% adverse change	166	148
Impact of 20% adverse change	304	300

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

The table below summarizes certain cash flows received from the securitization for the fiscal years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
	(in millions of yen)
Servicing fees received	213	187	167
Cash flows received on subordinated beneficial interests	4,033	3,139	2,686

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below show the reconciliation between managed basis and on-balance-sheet amounts of mortgage loans balances including delinquencies at March 31, 2007 and 2008, and that of net credit losses for the fiscal years ended March 31, 2006, 2007 and 2008:

	2007		2008
Principal balance and delinquencies	Principal balance	Delinquencies	Principal balance	Delinquencies
	(in millions of yen)
Total mortgage loans managed together	9,199,057	42,556	9,323,116	60,378
Less:
Securitized amounts	225,028	1,086	200,433	1,902

On-balance-sheet amounts	8,974,029	41,470	9,122,683	58,476

Net credit losses	2006	2007	2008
	(in millions of yen)
Total mortgage loans managed together	11,249	7,705	6,812
Less:
Securitized amounts	578	431	293

On-balance-sheet amounts	10,671	7,274	6,519

The on-balance-sheet amounts in the tables above do not include separately managed mortgage loans, the principal balance of which were ¥2,051 billion and ¥2,000 billion at March 31, 2007 and 2008, respectively.

26. Fees and commissions income

Details of Fees and commissions income for the fiscal years ended March 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	(in millions of yen)
Remittance business	116,013	115,940	117,421
Securities-related business	133,188	101,861	94,858
Deposits, debentures and lending business	113,909	116,338	87,769
Trust fees	75,778	66,329	64,164
Fees for other customer services	249,798	282,531	268,852

Total	688,686	682,999	633,064

Remittance business fees consist of service charges for funds transfer and collections. Securities-related business fees consist of broker’s fees and markups on securities underwriting and other securities related activities. Trust fees are earned primarily by fiduciary asset management and administration service for corporate pension plans, investment funds, and other. Fees for other customer services include fees related to the MHFG Group’s agency business, guarantee related business, and other.

27. Concentrations of credit risk

Credit risk is the possibility that loss may occur from counterparty failure to perform according to the terms of the contract and if the collateral value held, if any, was not adequate to cover such losses. Concentrations of credit risk arise and exist when a number of customers are engaged in similar business activities, or activities in

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

While the MHFG Group’s credit exposure to customers in certain general industry groups such as construction and real estate, banks and other financial institutions, and wholesale and retail industries is relatively high, the management of the MHFG Group believes that the Group does not have any significant concentration of credit risk in its business for the fiscal years ended March 31, 2007 and 2008. The management monitors concentration of industries by the loan classifications designated by the BOJ and concluded that the Group exposure is broadly diversified along industry lines.

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

The carrying amount and fair values of certain financial instruments, excluding the financial instruments outside the scope of SFAS No.107 such as the equity method investments and lease contracts as defined in SFAS No.13, “Accounting for Leases” (“SFAS No.13”), at March 31, 2007 and 2008 are as follows:

	2007		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	22,492	22,492	20,198	20,198
Trading securities	9,505	9,505	10,593	10,593
Investments	37,290	37,282	35,228	35,233
Loans, net of allowance for loan losses	68,179	68,433	67,513	67,870
Other financial assets	2,823	2,823	4,988	4,988
Derivative financial instruments	4,446	4,446	9,959	9,959

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	39,364	39,364	36,559	36,559
Interest-bearing deposits	70,234	70,147	75,170	75,110
Debentures	4,724	4,687	3,159	3,169
Trading securities sold, not yet purchased	6,351	6,351	4,705	4,705
Due to trust accounts	1,135	1,135	1,120	1,120
Commercial paper and other short-term borrowings	5,217	5,217	5,374	5,374
Long-term debt	7,047	7,162	7,596	7,826
Other financial liabilities	3,202	3,202	4,461	4,461
Derivative financial instruments	4,959	4,959	9,416	9,416

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

Investments

Available-for-sale and held-to-maturity securities have been valued primarily using quoted market prices or using quoted market prices of comparable instruments. The fair value of investments held by consolidated investment companies is based upon quoted market prices or for non-marketable equity securities, valuations that consider earnings multiples and/or comparisons to recent market transactions. The fair values of investment securities are disclosed in Note 4 “Investments”. The fair values of other equity interests are not readily determinable and their carrying amounts of ¥472 billion and ¥693 billion at March 31, 2007 and 2008, respectively, are not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of fixed rate loans is estimated based on discount cash flows using interest rates approximating the MHFG Group’s current rates for similar loans, adjusting for inherent credit risk. The carrying value of variable rate loans approximates the fair value since they

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

mature or are repriced within a short period of time. When quoted market prices are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, such market prices are utilized as estimates for fair value. Nonperforming loans have been fair valued on a loan by loan basis based on discounted cash flow analysis or appraisal value of underlying collateral as deemed appropriate by management.

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

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of financial liabilities, such as noninterest-bearing deposits, and call money and funds purchased, approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market. The carrying value of payables under repurchase agreements and securities lending transactions approximates the fair value since the transactions are based on quoted market prices.

Interest-bearing deposits

The fair value for fixed rate deposits is estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value for variable rate deposits approximates the fair value since they are repriced within a short period of time.

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

Commercial paper and other short-term borrowings

The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt

The fair value of long-term debt, such as subordinated debt, is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

Other financial liabilities

The fair value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the carrying amounts.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2007 and 2008.

29. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2007 and 2008, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2007 and 2008, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2006, 2007 and 2008. The outstanding amounts of these transactions, which were made in the ordinary course of business with terms equivalent to those with unrelated parties, were not considered significant.

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

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment consists of the following five units of MHCB: corporate banking, financial institutions & public sector business, global syndicated finance, global financial products, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements, leveraged finance and structured finance.

(2) International

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment consists of the global markets unit, the global portfolio management unit, and the global alternative investment unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services, and structured finance, to large and international corporations, financial institutions, and public entities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(9) MHIS

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The information below for reportable segments for the fiscal years ended March 31, 2007 and 2008 is derived from the internal management reporting system. Information for the fiscal year ended March 31, 2006 is also derived from the internal management reporting system reclassified to conform to the 2007 and 2008 presentation. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

2006	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
	Total	MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
		Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits: (3)
Net interest income (expense)	402.6	376.6	211.2	56.6	(2) 108.8	1.0	25.0	619.9	569.7	240.2	319.0	10.5	0.6	49.6	46.1	45.7	0.4	(6.0)	1,062.6
Net noninterest income (expenses)	334.9	154.4	107.5	55.4	(8.5)	117.7	62.8	417.2	313.3	45.8	233.2	34.3	72.5	31.4	162.6	120.6	42.0	26.5	941.2

Total	737.5	531.0	318.7	112.0	100.3	118.7	87.8	1,037.1	883.0	286.0	552.2	44.8	73.1	81.0	208.7	166.3	42.4	20.5	2,003.8
General and administrative expenses	334.1	215.8	82.0	51.7	82.1	55.2	63.1	583.0	517.3	201.4	253.7	62.2	40.0	25.7	110.4	77.9	32.5	13.8	1,041.3
Others	(36.9)	—	—	—	—	—	(36.9)	(7.8)	—	—	—	—	—	(7.8)	(1.2)	—	(1.2)	5.9	(40.0)

Net business profits	366.5	315.2	236.7	60.3	18.2	63.5	(12.2)	446.3	365.7	84.6	298.5	(17.4)	33.1	47.5	97.1	88.4	8.7	12.6	922.5

2007	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group				Total
	Total	MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)
		Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits: (3)
Net interest income (expense)	407.7	306.5	202.4	73.4	30.7	(0.2)	101.4	640.6	593.8	262.6	326.6	4.6	1.2	45.6	53.8	52.2	1.6	(11.8)	1,090.3
Net noninterest income	377.6	241.4	108.2	59.6	73.6	105.9	30.3	464.8	384.7	53.4	233.3	98.0	61.0	19.1	169.8	121.7	48.1	14.9	1,027.1

Total	785.3	547.9	310.6	133.0	104.3	105.7	131.7	1,105.4	978.5	316.0	559.9	102.6	62.2	64.7	223.6	173.9	49.7	3.1	2,117.4
General and administrative expenses	377.0	241.0	88.3	61.5	91.2	61.1	74.9	588.5	527.0	199.3	245.2	82.5	43.4	18.1	126.2	87.8	38.4	(15.8)	1,075.9
Others	(44.3)	—	—	—	—	—	(44.3)	(11.5)	—	—	—	—	—	(11.5)	(1.2)	—	(1.2)	7.1	(49.9)

Net business profits	364.0	306.9	222.3	71.5	13.1	44.6	12.5	505.4	451.5	116.7	314.7	20.1	18.8	35.1	96.2	86.1	10.1	26.0	991.6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group				Total
	Total	MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)
		Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits: (3)
Net interest income (expense)	368.8	293.6	180.5	73.4	39.7	(5.6)	80.8	654.4	606.9	311.0	328.9	(33.0)	0.7	46.8	55.4	53.5	1.9	(15.0)	1,063.6
Net noninterest income (expenses)	15.4	312.8	106.0	68.0	138.8	41.7	(339.1)	385.4	335.9	42.7	174.5	118.7	52.3	(2.8)	175.7	119.2	56.5	20.8	597.3

Total	384.2	606.4	286.5	141.4	178.5	36.1	(258.3)	1,039.8	942.8	353.7	503.4	85.7	53.0	44.0	231.1	172.7	58.4	5.8	1,660.9
General and administrative expenses	394.0	236.2	85.5	67.1	83.6	66.4	91.4	580.8	537.2	214.8	229.3	93.1	45.2	(1.6)	127.6	86.8	40.8	(9.1)	1,093.3
Others	(48.3)	—	—	—	—	—	(48.3)	(14.7)	—	—	—	—	—	(14.7)	(1.5)	—	(1.5)	8.1	(56.4)

Net business profits	(58.1)	370.2	201.0	74.3	94.9	(30.3)	(398.0)	444.3	405.6	138.9	274.1	(7.4)	7.8	30.9	102.0	85.9	16.1	23.0	511.2

Notes:

(1)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(2)	Dividends of ¥120.0 billion received by MHCB from its financial subsidiaries for corporate revitalization are excluded.
(3)	Credit-related costs for trust accounts are excluded from gross profits.

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

A reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2006, 2007 and 2008 presented above to Income before income tax expense (benefit) shown on the consolidated statements of income is as follows:

	2006	2007	2008
	(in billions of yen)
Net business profits	922.5	991.6	511.2

U.S. GAAP adjustments	(574.4)	(144.4)	120.7
(Provision) credit for loan losses	157.7	(182.1)	57.8
Net gains (losses) related to equity investments	302.6	(75.2)	137.6
Credit-related costs for trust accounts	(1.4)	—	—
Non-recurring personnel expense	(10.0)	(20.4)	(0.7)
Gains on disposal of premises and equipment	65.5	64.6	37.3
(Provision) credit for losses on off-balance sheet instruments	(34.0)	37.8	(5.1)
Minority interest in consolidated subsidiaries	(69.1)	(27.8)	53.7
Others—net (Note)	(47.9)	143.0	(11.7)

Income before income tax expense (benefit)	711.5	787.1	900.8

Note:	Amount for the fiscal year ended March 31, 2006 includes a loss of ¥40.7 billion caused by an erroneous stock brokerage order by an employee of MHSC which is included in Other noninterest expenses. Amount for the fiscal year ended March 31, 2007 includes a subsidy of ¥177.4 billion related with the substitutional portion of the employee pension funds which is included in Other noninterest income.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in millions of yen)
Fiscal year ended March 31, 2006:
Total revenue (1)	1,881,447	631,616	327,827	112,173	2,953,063
Total expenses (2)	1,474,765	369,766	296,962	100,040	2,241,533

Income before income tax expense (benefit)	406,682	261,850	30,865	12,133	711,530

Net income	808,473	247,720	25,948	3,531	1,085,672

Total assets at end of fiscal year	119,543,382	12,504,917	9,175,911	4,298,182	145,522,392

Fiscal year ended March 31, 2007:
Total revenue (1)	2,249,478	843,056	495,353	247,368	3,835,255
Total expenses (2)	1,854,864	641,545	387,477	164,266	3,048,152

Income before income tax expense (benefit)	394,614	201,511	107,876	83,102	787,103

Net income	254,240	192,602	104,817	72,223	623,882

Total assets at end of fiscal year	111,842,599	17,390,251	13,003,340	5,145,089	147,381,279

Fiscal year ended March 31, 2008:
Total revenue (1)	3,015,142	833,277	92,459	264,325	4,205,203
Total expenses (2)	1,913,005	712,896	511,198	167,310	3,304,409

Income before income tax expense (benefit)	1,102,137	120,381	(418,739)	97,015	900,794

Net income	466,130	100,107	(422,645)	85,026	228,618

Total assets at end of fiscal year	115,715,066	19,025,798	11,490,387	5,086,505	151,317,756

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are certain asset and liability accounts related to foreign activities at March 31, 2007 and 2008:

	2007	2008
	(in millions of yen)
Cash and due from banks	180,636	209,770
Interest-bearing deposits in other banks	583,192	609,212
Trading account assets	2,968,798	4,693,299
Investments	10,656,263	9,118,892
Loans	10,399,813	10,861,189
Deposits, principally time deposits and CDs by foreign banks	9,571,899	9,253,017
Short-term borrowings	13,129,328	11,263,866
Trading account liabilities	2,822,727	3,604,448
Long-term debt	481,747	538,802

32. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2007	2008
	(in millions of yen)
Assets:
Cash and due from banks	100	93
Interest-bearing deposits in other banks	2,627	10,348
Investments in subsidiaries and affiliated companies	5,982,726	4,227,139
Other	264,879	177,297

Total	6,250,332	4,414,877

Liabilities and shareholders’ equity:
Short-term borrowings	1,583,000	1,140,000
Other liabilities	4,632	6,077
Shareholders’ equity	4,662,700	3,268,800

Total	6,250,332	4,414,877

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of income

	2006	2007	2008
	(in millions of yen)
Income:
Dividends from subsidiaries	112,528	1,220,998	770,833
Management fees from subsidiaries	16,462	29,102	35,686
Gain on sales of securities of subsidiaries	36,304	—	—
Other income	4,187	828	668

Total	169,481	1,250,928	807,187

Expenses:
Operating expenses	13,478	19,206	19,364
Interest expense	1,999	12,309	14,796
Other expense	6,468	3,971	399

Total	21,945	35,486	34,559

Equity in undistributed net income (loss) of subsidiaries	938,128	(591,633)	(544,130)

Income before income tax expense (benefit)	1,085,664	623,809	228,498
Income tax expense (benefit)	(8)	(73)	(120)

Net income	1,085,672	623,882	228,618

Condensed statements of cash flows

	2006	2007	2008
	(in millions of yen)
Cash flows from operating activities:
Net income	1,085,672	623,882	228,618
Adjustments and other	(1,211,343)	614,770	634,967

Net cash provided by (used in) operating activities	(125,671)	1,238,652	863,585

Cash flows from investing activities:
Proceeds from sales of securities of subsidiaries	2,198,053	33,000	60,002
Payments for purchases of securities of subsidiaries	(2,932,184)	(5)	(5)
Net change in other investing activities	(1,054)	(2,065)	(6,180)

Net cash provided by (used in) investing activities	(735,185)	30,930	53,817

Cash flows from financing activities:
Net change in commercial paper	(152,000)	—	—
Net change in short-term borrowings	2,037,000	(454,000)	(443,000)
Purchases of treasury stock	(944,321)	(734,285)	(371,566)
Dividends paid	(79,867)	(81,365)	(102,942)
Net change in other financing activities	61	83	99

Net cash provided by (used in) financing activities	860,873	(1,269,567)	(917,409)

Net increase (decrease) in cash and due from banks	17	15	(7)
Cash and due from banks at beginning of fiscal year	68	85	100

Cash and due from banks at end of fiscal year	85	100	93

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Subsequent events

Redemption of preferred securities

On April 18, 2008, the board of directors of MHFG resolved to redeem in full non-cumulative perpetual preferred securities issued by overseas special purpose companies whose voting rights are wholly owned by MHFG and MHCB. Those entities are not consolidated in accordance with FIN No.46R since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Minority interest in consolidated subsidiaries, but Long-term debt in the Group’s consolidated balance sheets. However, on June 30, 2008, when the preferred securities were redeemed, it decreased Tier 1 capital. The following table describes the details of the redeemed preferred securities.

Issuer	Aggregate redemption amount	Reason for the redemption
	(in millions of yen)
Mizuho Preferred Capital (Cayman) 5 Limited	45,500	Arrival of optional redemption date
Mizuho Preferred Capital (Cayman) 6 Limited	Series A 19,500 Series B 2,500	Arrival of optional redemption date
Mizuho Preferred Capital (Cayman) 7 Limited	51,000	Arrival of optional redemption date

	(in millions of USD)
Mizuho Preferred Capital Company L.L.C.	1,000	Arrival of optional redemption date
Mizuho JGB Investment L.L.C.	1,600	Arrival of optional redemption date

The postponement of merger of Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd.

On April 28, 2008, MHSC and Shinko Securities Co., Ltd., our equity method affiliate, decided to cancel the original merger agreement, and reconfirmed the basic policies and points in relation to proceeding with the merger and signed a new “Basic Agreement for Merger”, which set the postponed effective date of the merger to be scheduled on May 7, 2009.

Abolishment of the retirement allowances program for directors and officers and introduction of stock compensation-type stock options

On May 15, 2008, the board of directors of MHFG, MHBK, and MHCB resolved to abolish the retirement allowances program for directors and officers and introduce stock compensation-type stock options. The necessary approval was obtained at their respective ordinary general meeting of shareholders held on June 25 and 26, 2008.

The directors (excluding the outside directors) and executive officers of the respective companies will be allotted stock options under which the amount to be paid in per share that is to be issued or transferred upon the exercise of such stock acquisition rights shall be one yen. This will not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Repurchase of common stock

On May 15, 2008, the board of directors of MHFG resolved to repurchase common stock. On July 24, 2008, MHFG completed the repurchase. The details are as follows.

	Number of shares repurchased	Total amount of repurchase	Period of repurchase
	(shares)	(in millions of yen)
Common stock	283,500	149,991	From: July 7, 2008 To: July 24, 2008

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

This repurchase was made for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July 1, 2008. All common stock repurchased are planned to be cancelled, except the stock to be assigned for the exercise of stock compensation-type stock options described above.

Abolishment of the fractional share system and lowering of the minimum investment amount

On May 15, 2008, the board of directors of MHFG resolved to (1) abolish the fractional share system and adopt the unit share system concurrently with the allotment of shares or fractions of a share without consideration and (2) lower the minimum investment amount to one tenth by reducing the number of shares constituting one unit of shares. The necessary approval for the allotment of shares or fractions of a share without consideration was obtained at the ordinary general meeting of shareholders held on June 26, 2008.

Subject to the effectiveness of the aforementioned allotment of shares or fractions of a share without consideration, the conversion ratio of the ADRs to the common shares will be changed as set forth below.

Current ratio:	1ADR=0.002 common shares (500 ADRs = 1 common share)
Ratio after change:	1ADR=2 common shares
First trading date after change:	January 5, 2009 (Monday) (U.S. eastern standard time) (scheduled)

Determination of initial conversion price of preferred stock

On June 9, 2008, the initial conversion price of the Eleventh Series Class XI Preferred Stock has been determined as follows, according to the calculation method of initial conversion price defined by the terms and conditions of the preferred stock. (Refer to Note 15 “Preferred stock” for the terms and conditions.)

Initial conversion price:	¥536,700
Effective date:	Beginning July 1, 2008

Issuance of preferred securities

On July 11, 2008, preferred securities were issued through an overseas special purpose company in the Cayman Islands. The proceeds were ultimately provided to the banking subsidiaries as perpetual subordinated loans, and it increased Tier 1 capital. The following table describes the details of the preferred securities:

Description of preferred securities
Issuer:	Mizuho Capital Investment (JPY) 3 Limited (It is an overseas special purpose company established in the Cayman Islands, the voting rights of which are wholly owned by MHFG.)

Type of securities:	Japanese yen denominated non-cumulative perpetual preferred securities (no right to convert into MHFG’s shares is granted)

Aggregate issue amount:	Series A: 249.5 billion Japanese Yen
Series B: 53.5 billion Japanese Yen

Dividend rate:	Series A: 3.85% per annum (fixed rate until June 2019) Floating rate after June 2019 (with step-up) Series B: 4.26% per annum (fixed rate until June 2019) Floating rate after June 2019 (non step-up)

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Terunobu Maeda
Name: Terunobu Maeda
Title: President & CEO

September 4, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 26, 2008 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated November 16, 2007 (English Translation)

2.1	Specimen of common stock certificates*

2.2	Form of American Depositary Receipt*

2.3	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.