Form 20-F
period 2009-03-31
MIZUHO FINANCIAL GROUP INC
filed 2009-08-19
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report

                      For the transition period from              to

Commission file number 001-33098

Kabushiki Kaisha Mizuho Financial Group

(Exact name of Registrant as specified in its charter)

Mizuho Financial Group, Inc.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive offices)

Tatsuya Yamada, +81-3-5224-1111, +81-3-5224-1059, address is same as above

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, without par value	The New York Stock Exchange*
American depositary shares, each of which represents two shares of common stock	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2009, the following shares of capital stock were outstanding: (1) 11,178,940,660 shares of common stock (including 11,335,903 shares of common stock held by the registrant as treasury stock), (2) 914,752,000 shares of eleventh series class XI preferred stock, and (3) 36,690,000 shares of thirteenth series class XIII preferred stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

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

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

•

declines in the value of our securities portfolio, including as a result of the declines in stock markets and the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	decrease in the market liquidity of our assets;

•	revised assumptions or other changes related to our pension plans;

•	a decline in our deferred tax assets;

•	the effect of financial transactions entered into for hedging and other similar purposes;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	the effect of changes in general economic conditions in Japan and elsewhere;

•	our ability to avoid reputational harm; and

•	the effectiveness of our operational, legal and other risk management policies.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2007, 2008 and 2009 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this annual report.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2005, 2006, 2007, 2008 and 2009 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2007, 2008 and 2009 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2007	2008	2009
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest and dividend income	¥2,639,307	¥3,110,260	¥2,384,191
Interest expense	1,571,389	1,911,522	1,102,015

Net interest income	1,067,918	1,198,738	1,282,176
Provision (credit) for loan losses	182,115	(57,766)	567,396

Net interest income after provision (credit) for loan losses	885,803	1,256,504	714,780
Noninterest income	1,195,948	1,094,943	452,227
Noninterest expenses	1,294,648	1,450,653	1,463,546
Income (loss) before income tax expense	787,103	900,794	(296,539)
Income tax expense	163,221	672,176	761,908

Net income (loss)	¥623,882	¥228,618	¥(1,058,447)

Net income (loss) attributable to common shareholders	600,408	208,643	(1,077,787)
Amounts per share(2):
Basic earnings per common share—net income (loss) attributable to common shareholders	¥51.73	¥18.17	¥(95.96)
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥48.71	¥16.77	¥(95.96)
Number of shares used to calculate basic earnings per common share (in thousands)	11,607,550	11,479,942	11,231,269
Number of shares used to calculate diluted earnings per common share (in thousands)	12,713,841	13,568,015	11,231,269
Cash dividends per share declared during the fiscal year:
Common stock	¥4.00	¥7.00	¥10.00
	$0.03	$0.07	$0.10
Fourth series class IV preferred stock	¥47.60	—	—
	$0.40	—	—
Sixth series class VI preferred stock	¥42.00	—	—
	$0.36	—	—
Eleventh series class XI preferred stock	¥20.00	¥20.00	¥20.00
	$0.17	$0.20	$0.20
Thirteenth series class XIII preferred stock	¥30.00	¥30.00	¥30.00
	$0.26	$0.30	$0.30

	As of and for the fiscal years ended March 31,
	2007	2008	2009
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥147,381,279	¥151,317,756	¥155,083,031
Loans, net of allowance	68,236,720	67,572,004	71,787,309
Total liabilities	142,376,976	147,749,599	154,045,851
Deposits	83,751,304	86,429,065	87,075,727
Long-term debt	7,073,936	7,618,910	8,017,770
Common stock	3,532,492	3,437,420	3,386,792
Shareholders’ equity	4,662,700	3,268,800	846,047
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	0.42%	0.14%	(0.73)%
Net income (loss) attributable to common shareholders as a percentage of average shareholders’ equity	14.69%	5.20%	(48.50)%
Dividends per common share as a percentage of basic earnings per common share	13.53%	55.02%	(10.42)%
Average shareholders’ equity as a percentage of total average assets	2.87%	2.73%	1.51%
Net interest income as a percentage of total average interest-earning assets	0.79%	0.86%	0.92%

Notes:

(1)	Yen amounts for cash dividends per share for the fiscal years ended March 31, 2007, 2008 and 2009 are expressed in U.S. dollars at the rate of ¥117.56 = $1.00, ¥99.85 = $1.00 and ¥99.15 = $1.00, respectively. These rates are the noon buying rates on March 31, 2007, 2008 and 2009 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Under the new central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The amounts per share for the fiscal years ended March 31, 2007 and 2008 have been adjusted to reflect such allotment.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2005	2006	2007	2008	2009
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,584,415	¥1,935,048	¥2,562,642	¥2,864,796	¥2,144,436
Interest expense	477,983	872,403	1,472,378	1,801,156	1,075,584

Net interest income	1,106,432	1,062,645	1,090,264	1,063,639	1,068,851
Fiduciary income	63,253	78,843	66,958	64,355	55,891
Net fee and commission income	472,628	555,935	551,124	494,526	416,653
Net trading income	165,059	204,941	261,544	56,149	301,521
Net other operating income (loss)	185,724	100,073	147,507	(17,737)	(35,951)
General and administrative expenses	1,091,348	1,095,243	1,091,602	1,124,527	1,192,701
Other income	735,297	502,212	522,816	579,737	260,568
Other expenses	693,989	429,265	573,714	630,079	1,280,711

Income (loss) before income taxes and minority interests	943,059	980,142	974,898	486,062	(405,877)
Income taxes:
Current	19,817	64,038	43,267	32,212	48,247
Deferred	235,227	185,035	223,699	118,546	109,103
Minority interests in net income	60,630	81,164	86,965	24,079	25,586

Net income (loss)	¥627,383	¥649,903	¥620,965	¥311,224	¥(588,814)

Net income (loss) per share(1):
Basic	¥54,625.61	¥55,157.14	¥51,474.49	¥25,370.25	¥(54.14)
Diluted	37,719.13	46,234.51	48,803.07	24,640.00	— (2)
Cash dividends per share declared during the fiscal year(1)(3):
Common stock	¥3,000	¥3,500	¥4,000	¥7,000	¥10,000
	$27.98	$29.79	$34.03	$70.11	$100.86
First series class I preferred stock	¥22,500	—	—	—	—
	$209.85	—	—	—	—
Second series class II preferred stock	¥8,200	¥8,200	—	—	—
	$76.48	$69.80	—	—	—
Third series class III preferred stock	¥14,000	¥14,000	—	—	—
	$130.57	$119.17	—	—	—
Fourth series class IV preferred stock	¥47,600	¥47,600	¥47,600	—	—
	$443.95	$405.18	$404.90	—	—
Sixth series class VI preferred stock	¥42,000	¥42,000	¥42,000	—	—
	$391.72	$357.51	$357.26	—	—
Seventh series class VII preferred stock	¥11,000	¥11,000	—	—	—
	$102.59	$93.63	—	—	—
Eighth series class VIII preferred stock	¥8,000	¥8,000	—	—	—
	$74.61	$68.10	—	—	—
Ninth series class IX preferred stock	¥17,500	—	—	—	—
	$163.22	—	—	—	—

	As of and for the fiscal years ended March 31,
	2005	2006	2007	2008	2009
	(in millions of yen, except per share data and percentages)
Tenth series class X preferred stock	¥5,380	¥5,380	—	—	—
	$50.18	$45.80	—	—	—
Eleventh series class XI preferred stock	¥20,000	¥20,000	¥20,000	¥20,000	¥20,000
	$186.53	$170.24	$170.13	$200.30	$201.71
Twelfth series class XI preferred stock	¥2,500	—	—	—	—
	$23.32	—	—	—	—
Thirteenth series class XIII preferred stock	¥30,000	¥30,000	¥30,000	¥30,000	¥30,000
	$279.80	$255.36	$255.19	$300.45	$302.57
Balance sheet data:
Total assets	¥143,076,236	¥149,612,794	¥149,880,031	¥154,412,105	¥152,723,070
Loans and bills discounted(4)	62,917,336	65,408,672	65,964,301	65,608,705	70,520,224
Securities	36,047,035	37,702,957	36,049,983	33,958,537	30,173,632
Deposits(5)	80,368,058	82,367,125	83,608,304	86,264,041	86,539,020
Shareholders’ equity(6)	3,905,726	4,804,993	—	—	—
Net assets(6)	—	—	6,724,408	5,694,159	4,186,606
Risk-adjusted capital data(7):
Tier 1 capital	¥4,172,047	¥4,555,947	¥4,933,561	¥4,880,188	¥3,766,364
Total qualifying capital	8,020,233	8,993,255	8,841,383	7,708,341	6,226,996
Total risk adjusted assets	67,324,998	77,534,548	70,795,493	65,872,866	58,983,932
Tier 1 capital ratio	6.19%	5.87%	6.96%	7.40%	6.38%
Capital adequacy ratio	11.91%	11.59%	12.48%	11.70%	10.55%

Notes:

(1)	Under the new central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The amounts per share in the table above through the fiscal year ended March 31, 2008 do not reflect such allotment.
(2)	Diluted net income per share is not shown due to net loss per share for the fiscal year ended March 31, 2009.
(3)	Yen amounts are expressed in U.S. dollars at the rate of ¥107.22 = $1.00, ¥117.48 = $1.00, ¥117.56 = $1.00, ¥99.85 = $1.00 and ¥99.15 = $1.00 for the fiscal years ended March 31, 2005, 2006, 2007, 2008 and 2009, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(4)	Bills discounted refers to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(5)	Includes negotiable certificates of deposit.
(6)	On December 9, 2005, the Accounting Standards Board of Japan issued a new accounting standard for presentation of net assets in the balance sheet, which is effective for fiscal years ending on or after May 1, 2006. Under the new accounting standard, the line item previously presented as “shareholders’ equity” is now presented as “net assets,” and the line items “minority interests” and “net deferred hedge gains or losses, net of taxes” are now presented as components of net assets. Accordingly, the presentations of net assets in the balance sheets as of March 31, 2007, 2008 and 2009 are not directly comparable to shareholders’ equity for prior periods.

(7)	Risk-adjusted capital data for the fiscal years ended March 31, 2007, 2008 and 2009 are calculated under Basel II basis while those for the fiscal years ended March 31, 2005 and 2006 are calculated under Basel I basis. We adopted the advanced internal ratings-based approach (AIRB approach) for the calculation of risk-adjusted assets associated with credit risk from the fiscal year ended March 31, 2009. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the FSA in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Fiscal years ended March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010 (through August 14)	100.71	92.33	95.98	94.64

Calendar year 2009
February	98.55	89.09	—	—
March	99.34	93.85	—	—
April	100.71	96.49	—	—
May	99.24	94.45	—	—
June	98.56	95.19	—	—
July	96.41	92.33	—	—
August (through August 14)	97.65	94.64	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods.

The noon buying rate as of August 14, 2009 was ¥94.64 = $1.00.

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

Risks Relating to Our Business

We may incur significant credit-related and other costs in the future due to problem loans.

We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the construction and real estate, banks and other financial institutions, and wholesale and retail industries is relatively high. We manage our credit portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and credit exposure concentrations in particular industries or corporate groups, and we also utilize credit derivatives for hedging and credit risk mitigation purposes. In addition, we regularly assess the value of collateral and guarantees. However, depending on trends in the domestic and global economic environment, the business environment in particular industries and other factors, the amount of our problem loans and other claims could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. In the fiscal year ended March 31, 2009, our credit-related costs increased as a result of the deteriorating performance of our corporate customers in and outside of Japan due to the worsening economic environment and the effects of the dislocation in global financial markets as well as the provision for loan losses based on revised assumptions amid the uncertainty regarding the future economic environment. There can be no assurance that credit-related and other costs will not increase in the future as a result of the foregoing or otherwise.

Our equity investment portfolio exposes us to market risks that could adversely affect our financial condition and results of operations.

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. In addition to the partial hedges that we apply as we deem necessary in recent years, we sold a portion of such investments, and we may make further sales in the future. However, significant declines in Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities which could have a material adverse effect on our financial condition and results of operations. In the fiscal year ended March 31, 2009, we incurred significant impairment and other losses as a result of the decline in Japanese and other stock markets. In addition, net unrealized gains and losses on such investments, based on Japanese GAAP, are taken into account when calculating the amount of capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios. As a result, our financial condition and results of operations could be materially and adversely affected.

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

The market liquidity of the various marketable assets that we hold may decrease significantly due to turmoil in financial markets and other factors, and the value of such assets could decline as a result. Since the fiscal year ended March 31, 2008, we incurred significant losses related to declines in the value of our investments in securitization products and other assets as a result of significant decrease in the market liquidity amidst the dislocation in global financial markets stemming from U.S. subprime loan issues. See “Item 5. Operating and Financial Review and Prospects—Overview—Business Trends.” If the market liquidity of our assets decreases significantly in the future, including as a result of the dislocation in global financial markets mentioned above, our financial condition and results of operations could be materially and adversely affected.

Our pension-related costs could increase as a result of revised assumptions or changes in our pension plans.

Our pension-related costs and projected benefit obligations are calculated based on assumptions regarding projected returns on pension plan assets and various actuarial assumptions relating to the plans. If actual results differ from our assumptions or we revise our assumptions in the future, due to changes in the stock markets, interest rate environment or otherwise, our pension-related costs and projected benefit obligations could increase. In addition, any future changes to our pension plans could also lead to increases in our pension-related costs and projected benefit obligations. As a result, our financial condition and results of operations could be materially and adversely affected.

A decline in deferred tax assets due to a change in our estimation of future taxable income could adversely affect our financial condition and results of operations.

We recorded deferred tax assets based on a reasonable estimation of future taxable income in accordance with applicable accounting standards. Our financial condition and results of operations could be materially and adversely affected if our deferred tax assets decline due to a change in our estimation of future taxable income and other factors.

Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.

The accounting and valuation methods applied to credit and equity derivatives and other financial transactions that we enter into for hedging and credit risk mitigation purposes are not always consistent with the accounting and valuation methods applied to the assets that are being hedged. Consequently, in some cases, due to changes in the market or otherwise, losses related to such financial transactions during a given period may adversely affect net income, while the corresponding increases in the value of the hedged assets do not have an effect on net income for such period. As a result, our financial condition and results of operations could be materially and adversely affected during the period.

Failure to maintain capital adequacy ratios above minimum required levels, as a result of the materialization of risks or regulatory changes, could result in restrictions on our business activities.

We endeavor to maintain sufficient levels of capital adequacy ratios, which are calculated pursuant to standards set forth by Japan’s Financial Services Agency and based on Japanese GAAP, taking into account our plans for investments in risk assets, the efficiency of our capital structure and other factors. However, our capital adequacy ratios could decline in the future, including as a result of the materialization of any of the risks enumerated in these “Risk Factors” and changes to the methods we use to calculate capital adequacy ratios. Also, the maximum amount of net deferred tax assets that can be recorded for the purpose of calculating capital adequacy ratios without diminishing the amount of Tier 1 capital under Japanese capital adequacy regulations is 20% of Tier 1 capital. Our or our banking subsidiaries’ regulatory capital and capital adequacy ratios could decline due to such regulations.

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, our capital adequacy ratios could decline.

If the capital adequacy ratios of us and our banking subsidiaries fall below specified levels, the Financial Services Agency could require us to take corrective actions, including, depending on the level of deficiency, submission of an improvement plan that would strengthen our capital base, a reduction of our total assets or a suspension of a portion of our business operations. In addition, some of our banking subsidiaries are subject to capital adequacy regulations in foreign jurisdictions such as the United States, and our business could be adversely affected if their capital adequacy ratios fall below specified levels.

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

As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

Our business and employees in Japan are subject to various laws and regulations, including those applicable to financial institutions as well as general laws applicable to our business activities, and we are under the regulatory oversight of the Financial Services Agency. Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations, but they may not be effective in preventing all future violations. For example, in October 2007, Mizuho Securities Co., Ltd. received a business improvement order from the Financial Services Agency relating to the receipt of non-public information from its parent bank and the use of such information for customer solicitation. Future violations of laws and regulations could result in regulatory action and harm our reputation, and our business, financial condition and results of operations could be materially and adversely affected.

Employee errors and misconduct could subject us to losses and reputational harm.

Because we process a large number of transactions in a broad range of businesses, we are subject to the risk of various operational errors and misconduct, including those caused by employees. Our measures to reduce employee errors, including establishment of operational procedures, regular reviews regarding compliance with these procedures, employee training and automation of our operations, may not be effective in preventing all employee errors and misconduct. Significant operational errors and misconduct in the future could result in losses, regulatory action or harm to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

We handle various confidential or non-public information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those designed to meet the strict requirements of the Personal Information Protection Law of Japan which became fully effective in April 2005, may not be effective in preventing all such problems. Leakage of important information in the future could result in liabilities and regulatory actions and may also lead to significant harm to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business would be harmed if we are unable to attract and retain skilled employees.

Many of our employees possess skills and expertise that are important to maintain our competitiveness and to operate our business efficiently. We may not be successful in attracting and retaining sufficient skilled employees through our hiring efforts and training programs aimed to maintain and enhance the skills and expertise of our employees, in which event our competitiveness and efficiency could be significantly impaired. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our failure to establish, maintain and apply adequate internal controls over financial reporting could negatively impact investor confidence in the reliability of our financial statements.

As a New York Stock Exchange-listed company and an SEC registrant, we have developed disclosure controls and procedures and internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC promulgated pursuant thereto. Our management reports on, and our independent registered public accounting firm attests to, the effectiveness of our internal controls over financial reporting, as required, in our annual report on Form 20-F. In addition, our management is required to report on our internal control over financial reporting, and our independent registered public accounting firm is required to provide its opinion concerning the report of our management, in accordance with the Financial Instruments and Exchange Law of Japan. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to address them in a timely manner or at all. Furthermore, even if our management concludes that our internal control over financial reporting are effective, our independent registered public accounting firm may still be unable to issue a report that concludes that our internal control over financial reporting are effective. In either case, we may lose investor confidence in the reliability of our financial statements.

We are subject to risk of litigation and other legal proceedings.

As a financial institution engaging in banking and other financial businesses in and outside of Japan, we are subject to the risk of litigation for damages and other legal proceedings in the ordinary course of our business. Adverse developments related to future legal proceedings could have a material adverse effect on our financial condition and results of operations.

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

U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which includes Iran, Cuba, Sudan and Syria, and we maintain policies and procedures to comply with U.S. law. Our non-U.S. offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts and interbank money market transactions. In addition, we maintain a representative office in Iran and provide project financing to entities in Iran. We also maintain correspondent banking accounts for and with, a number of Iranian banks that the U.S. Office of Foreign Assets Control identifies as “specially designated nationals.” We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.

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

Our common stock may be subject to dilution as a result of conversion of our convertible preferred stock.

Holders of our eleventh series class XI preferred stock may convert their shares to common stock by requesting us to acquire such shares and issue or transfer common stock to them at any time between July 1, 2008 and June 30, 2016, with mandatory conversion on July 1, 2016. Due to the dilution of our common stock that occurs as a result of the increase in the number of outstanding shares of common stock upon such conversion, the price of our common stock could decline.

We may be subject to risks related to dividend distributions.

As a holding company, we rely on dividend payments from our banking and other subsidiaries for almost all of our income. As a result of restrictions, such as those on distributable amounts under Japan’s Company Law, or otherwise, our banking and other subsidiaries may decide not to pay dividends to us. In addition, we may experience difficulty in making, or become unable to make, dividend payments to our shareholders and dividend payments on the preferred securities issued by our overseas special purpose companies due to the deterioration of our results of operations and financial condition and/or the restrictions under the Company Law. For more information on restrictions to dividend payments under the Company Law, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

We may be adversely affected if economic or market conditions in Japan or elsewhere deteriorate.

We conduct business operations in Japan as well as overseas, including in the United States, Europe and Asia. If general economic conditions in Japan or other regions were to deteriorate or if the financial markets become subject to turmoil, we could experience weakness in our business, as well as deterioration in the quality of our assets. For example, in recent years, we incurred significant losses related to declines in the value of our investments in securitization products, an increase in credit-related costs, an increase in impairment of equity securities and others as a result of the impact of the dislocation in global financial markets and the worsening economic environment. Future deterioration in general economic conditions or financial market turmoil could materially and adversely affect our financial condition and results of operations.

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

Our headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes and typhoons as well as from acts of terrorism and other criminal acts. In addition, our business could be materially disrupted as a result of an epidemic such as influenza A (H1N1). Our business, financial condition and results of operations could be adversely affected if our recovery efforts, including our implementation of contingency plans that we have developed such as establishing back-up offices, are not effective in preventing significant disruptions to our business operations caused by natural disasters and criminal acts.

Negative rumors about us could have an adverse effect on us.

Our business depends on maintaining the trust of depositors and other customers and market participants. Negative rumors about us, spread through media coverage, communications between market participants, Internet postings or otherwise, could lead to our customers and market participants believing factually incorrect information about us and harm our reputation. In the event we are unable to dispel such rumors or otherwise restore our reputation, our business, financial condition, results of operations and the price of our securities could be materially and adversely affected.

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

In May 2009, Mizuho Securities and Shinko Securities Co., Ltd. completed a merger. The merged entity, Mizuho Securities, is our subsidiary and listed on the Tokyo Stock Exchange and other Japanese stock exchanges. Through the merger, we aim to improve our service-providing capabilities to our clients and to offer competitive cutting-edge financial services on a global basis.

Principal Capital Expenditures and Divestitures

Since 2007, Mizuho Bank has been purchasing common stock of Credit Saison from time to time, in furtherance of our aim to promote the alliance with Credit Saison, Mizuho Bank and Mizuho Corporate Bank together owned 11.76% of the total outstanding shares of common stock of Credit Saison as of July 30, 2009.

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

We align our businesses into the following three Global Groups based on our customers’ needs: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The following summarizes the business activities of each of our three Global Groups:

•

The Global Corporate Group provides sophisticated banking and securities products and services that meet the various needs of large corporations and other customers in and outside of Japan, utilizing global collaboration between our corporate banking business and securities business as well as our comprehensive financial expertise.

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

In our efforts to strengthen our profitability, each Global Group leverages its own capabilities while at the same time strengthens mutual collaboration. We have developed a solid internal control system, including a thorough legal compliance system and advanced risk control system. In order to promote corporate social responsibility, or CSR, we have also engaged in activities mainly in the areas of financial education support and environmental conservation. Regarding our support of financial education, we sponsored academic courses in universities and engaged in joint research programs regarding financial education in schools.

Regarding environmental conservation, we have worked on, among other things, reduction of greenhouse gas emissions, and set goals for paper recycling rates and green purchase ratios, while engaging in project finance in consideration of influences on the natural environment and society in developing regions after becoming the first Japanese bank to adopt the Equator Principles, the international self-regulatory standard in relation to large-scale development projects, in 2003. In addition, we promoted conversion of branches of Mizuho Bank to barrier-free layouts in an effort to become more easily accessible for everyone.

We also reinforced our corporate branding strategy by actively conveying our brand slogan, “Channel to Discovery,” aiming to be “a financial partner that helps customers shape their future and achieve their dreams.”

We further strive to win the trust of our customers in and outside of Japan through those initiatives.

Group Operations

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank provides various sophisticated financial products and services to large Japanese corporations such as corporations listed on Japanese stock exchanges and their affiliates, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. We meet the needs of our customers by utilizing our strengths such as our broad customer base, comprehensive financial expertise and office network which covers major cities in and outside Japan. As of March 31, 2009, customers of Mizuho Corporate Bank and our other group companies included approximately 70% of all companies listed on the Tokyo, Osaka and Nagoya stock exchanges.

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

For financial institution customers in Japan, we offer advisory services and solutions by concentrating our various financial expertise, such as financial strategy and risk management, from each Group company to meet the increasingly sophisticated and varied needs of customers.

We aim to provide the ideal solutions to the increasingly diverse needs of Japanese public sector entities. We actively arrange private finance initiatives and syndicated loans to meet their financing needs and propose new finance schemes such as securitization of business assets as well as advisory services related to managerial issues.

Regarding our bond-related businesses, with our extensive experience and achievements as a leading bank in this area, we support our customers’ financing needs by underwriting bonds issued by public sector entities and working as the commissioned bank or fiscal agent for bonds issued by corporations, financial institutions and public sector entities.

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

In addition, we endeavor to meet the diverse needs of our overseas customers with respect to, among others, project finance and trade finance.

We strengthened our international network by establishing new branches and offices mainly to help enhance our medium-term profitability and strengthen our capability to support Japanese customers as well as promoting stronger relationships with major foreign financial institutions to supplement regions or product areas that our group is unable to cover. In the fiscal year ended March 31, 2009, we opened six new business bases mainly in Asia. In particular, in China, we established three branches of Mizuho Corporate Bank (China), Ltd. in Qingtao, Guangzhou and Wuhan in April, September and March, respectively, for a total number of ten bases for our business network in China, excluding Hong Kong and Taiwan. Also, our Wuhan branch is the first business base on a Japanese bank located in inland China. With respect to other regions, we opened the Taichung branch in April as the third business base in Taiwan, the Madrid representative office of Mizuho Corporate Bank Nederland N.V. in September, and the Kowloon sub-branch in October. By establishing these business bases, we have generally completed the establishment of the Group’s overseas network for the time being. In addition, we actively developed business alliances with other financial institutions, etc., during the fiscal year ended March 31, 2009 and established an alliance with and invested in Evercore Partners Inc., an investment bank specializing in mergers and acquisitions, and also developed business partners in India. Also, in order to enhance our support for our customers that are developing businesses outside Japan, we continue to cultivate cooperative working relationships with foreign government agencies.

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

We offer syndicated loan services to meet the various financing needs of our customers, and we take a leading role in the growth of the Japanese syndicated loan market. During the fiscal year ended March 31, 2009, despite the intensified competition among banks, our group arranged, based on amount of principal, approximately 31% of all syndicated loans arranged in Japan. Mizuho Corporate Bank is arranging new types of syndicated loans such as those related to mergers and acquisitions and corporate reorganizations.

Geographically, we maintain staff at branches and offices in New York, London and Asia to promote our syndicated loan business on a global basis. For example, we arrange syndicated loans in Japan for foreign corporations and sell syndicated loans arranged in overseas markets to Japanese investors.

We also conduct activities to help grow the Japanese secondary loan market, including by exchanging our loan portfolio with those of other financial institutions, broadening the investor base and enhancing our cooperation with regional financial institutions.

Global Financial Products Unit

The Global Financial Products Unit engages in structured finance, acquisition finance, real estate finance and project finance businesses.

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

Global Markets Unit

The Global Markets Unit engages in the business of sales and trading of financial products related to, among others, interest rates, foreign exchange, commodities and credit, as well as investments in interest rates, equities, credit, etc.

We continue to enhance the sophistication of our portfolio management methods and diversify our investments to make our portfolio more sound and profitable.

Global Alternative Investment Unit

The Global Alternative Investment Unit engages in the alternative asset management business for institutional investors, including pension funds.

At present, our investment management company named Mizuho Alternative Investments, LLC in the United States is the main entity that engages in product development and management. Going forward, we will promote our asset management business, including with our efforts to expand investment management and distribution capabilities in Japan, to offer attractive investment products that respond to the changing needs of our customers.

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

Mizuho Securities

On May 7, 2009, former Shinko Securities and former Mizuho Securities merged to form the new Mizuho Securities. With the combination of former Mizuho Securities’ wholesale business expertise and global investment banking business platform and former Shinko Securities’ nationwide customer base and full-service securities company network, its strong distribution power in the middle and retail markets as well as its strong track record in initial public offerings, the new Mizuho Securities will provide our customers with professional financial services of the highest quality and aims to be a “the global investment bank most trusted by customers.”

Mizuho Securities maintains securities subsidiaries in international financial centers such as London, New York, Hong Kong and Zurich, etc., to satisfy the needs of our customers globally in the areas of trading and underwriting of corporate and government bonds and equities as well as mergers and acquisitions advisory business, through our global network. In the United States, after being qualified as a financial holding company, Mizuho Securities USA Inc. provides a full line of business as a securities company and has been establishing a track record in the areas of corporate bond and equity underwriting. We have been developing a wide range of businesses in Asia, including establishing networks through, for example, the opening of a representative office in Mumbai in February 2009. We are also preparing for the launch of a subsidiary in Saudi Arabia.

The new Mizuho Securities will pursue the prompt realization of the merger synergies in wholesale, middle-market and retail businesses and will pursue a business model centered on customer businesses. Also, in order to realize flexible management that can quickly respond to changes in environment, the new Mizuho Securities will normalize its cost-structure and promote the enhancement of its internal control system in light of trends in global financial regulations.

Investment Banking Business

In the bond underwriting business, because of our solid marketing capabilities, pricing capabilities to properly reflect investor demand and ability to respond swiftly to changes in the market, we have firmly established a top class track record and are developing a long-term relationship with customers. In the equity underwriting business, we have steadily established a track record as bookrunner in large financings and are growing to become a major player in the field.

In the mergers and acquisitions advisory business, we provide advice that is suitable for each customer’s management strategy by utilizing our sophisticated knowledge and know-how that enable us to maintain our position as a leading advisor in Japan.

Also, in the finance arrangement business, such as real estate and monetary claims securitization, we are one of the leading players in the market.

We continue to strengthen our expertise in proposing and executing transactions that suit our customers’ business strategy and to create new business opportunities in this area.

Product Development and Sales Business

We have established our status as a market leader in the bond business, and we provide products that suit our customers’ investment strategies, actively engage in market making efforts and provide quality information. In the equity business, we aim to respond to the needs of our customers by utilizing the resources that have been enhanced as a result of the merger.

We continue to strengthen sales to foreign investors, trading of international equities, provision of various high value-added products, etc., while we extend our market presence in and outside of Japan and respond to the needs of our customers.

Global Retail Group

Mizuho Bank

Mizuho Bank provides financial services mainly to individual customers, SMEs, middle-market corporations and local governmental entities in Japan. As of March 31, 2009, Mizuho Bank had approximately 25 million individual deposit accounts and made loans to approximately 100,000 SMEs and middle-market corporations. In addition to our broad customer base, we maintain one of the largest branch and ATM networks in Japan and a broad range of Internet banking services.

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

We have been enhancing the sophistication of our marketing strategies to maximize lifetime income, aiming at establishing stable revenue sources from present to future. We provide services such as payroll accounts and various loans that meet the financial needs of customer at various life events, including starting a new career, home purchases, children’s education, etc. Also, for customers with investment needs, we provide advice tailored to such investment needs based on the customers’ future life plans.

In order to provide specialized consulting services, we have increased the number of financial consultants to 3,179, as of March 31, 2009, that make proposals regarding investments such as investment trusts, foreign currency deposits, individual annuities and Japanese government bonds sold to individuals and provide weekend consultation meetings and enhanced our infrastructure such as our Relationship Marketing Database. Although the total amount of sales of such products decreased due to adverse market conditions, by implementing these measures, the aggregate number of customers with financial assets of more than ¥10 million increased to approximately 970,000 as of March 31, 2009, and customers that purchased investment products have also increased. The balance of investment trusts (excluding MMF) was ¥0.92 trillion, individual annuities was ¥1.60 trillion, foreign currency deposits was ¥0.55 trillion and Japanese government bonds sold to individuals was ¥1.59 trillion, each on a managerial accounting basis as of March 31, 2009. We also sell trust products at all Mizuho Bank branches as agents of Mizuho Trust & Banking and strengthened sales support functions by establishing a Trust Business Office using personnel from Mizuho Trust & Banking. In addition, we also meet our customers’ one-stop shopping needs for banking, trust and securities services. For example, we offer the services of Mizuho Investors Securities Co., Ltd. through securities consulting booths, which we call “Planet Booths,” in the lobbies of 148 branches and offices of Mizuho Bank as of March 31, 2009. Through these measures, we are strengthening our consulting capabilities and endeavoring to grow assets under management.

In our housing loan business, we offer various products and services such as weekend consultation meetings and products such as “Flat 35,” a housing loan product with a fixed interest rate for a maximum of 35 years offered in cooperation with and securitized by the Japan Housing Finance Agency, in addition to our own housing loan products.

With respect to unsecured loan products, we cooperate with Orient Corporation to develop unsecured loan products such as “Captive Loans,” a new card loan product that our customers can apply for through our ATM network, and “Mizuho Bank Card Loan” which we launched in August 2008 with a growing number of users due to effective promoting activities.

As of March 31, 2009, our Mizuho Mileage Club had approximately 6.5 million members and credit card members also increased to approximately 2.4 million. In order to make them more simple, comprehensive and attractive, we significantly changed the services in spring 2009. For example, we lowered the amount of deposit balances required for free ATM fees during designated hours, and in and after June 2009, fees to transfer monies to other banks will not be charged under certain conditions. Also, in addition to mileage points, we offer campaign services only for members. Our “Mizuho Direct” service is the first service by a Japanese bank to employ “risk based approvals” to enhance internet approval procedures. In order to strengthen our credit card business, we established a credit card processing company called “Qubitous” as a joint venture with our alliance partner Credit Saison, and centralized the credit card processing operations for the UC and Saison brands in April 2008.

With our 425 staffed branches throughout Japan as of March 31, 2009, we have been and will continue to expand our convenient and efficient points of contact for individual customers by promoting “Mizuho Personal Square,” a branch designed to focus on serving individual customers (146 locations as of March 31, 2009). In addition, we will expand our ATM network and enhance our Internet banking, telephone banking and mobile-phone banking systems, introduce a credit card settlement service that utilizes mobile phones, introduce a finger vein pattern authentication system to improve the security of ATM transactions and strengthen marketing through call centers.

Corporate Banking Group

The Corporate Banking Group provides products and services mainly to SMEs and middle-market corporations as well as to local governmental entities and other public sector entities.

Also, in response to the recent challenging economic environment, we conduct thorough credit management in our loan operations and have enhanced our support services for our customers’ restructuring efforts.

We provide our SME and middle-market corporate customers with suitable financing arrangements together with sophisticated advisory and other services that are appropriate in light of the customers’ business strategies.

Through our marketing efforts for loan products, including the allocation of dedicated staff at branches to engage in finding new customers, applying different marketing strategies for different customer segments based on the size of the customers’ annual sales, developing new strategic loan products and utilizing “Mizuho Business Financial Centers” which primarily engage in loans to smaller enterprises, we provide affluent and stable financing to SMEs and middle-market corporations with appropriate interest rates according to each borrower’s risk profile.

We offer our SME and middle-market corporate customers syndicated loans, advisory services related to overseas expansions, mergers and acquisitions-related services, business matching services, securities products acting as sales agent for securities companies, services related to defined contribution pension plans and support for start-up companies in cooperation with Mizuho Capital Co., Ltd. We call our provision of these services our “solutions business.”

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

e-business Development Division

The e-business Development Division provides products and services related to information technology such as offering cash management services and new banking services utilizing the Internet, mobile phones and IC cards.

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

Mizuho Investors Securities

Mizuho Investors Securities focuses on the needs of mainly individual customers, SMEs and middle-market corporations and aims to be “the closest, most trustworthy securities company for customers,” by establishing a strong collaboration network with Mizuho Bank and enhancing collaboration with each of our group companies. Mizuho Investors Securities, through its “Planet Booth” locations which are operated together with Mizuho Bank, is actively promoting cooperation with group companies, such as its financial product sales agent business with Mizuho Bank, trust sales agent business with Mizuho Trust & Banking and support for customer’s initial public offering.

With the above business base, Mizuho Investors Securities provides quality products and services, such as various securities products that meet its customers’ investment needs and the underwriting of equities and bonds and consulting services regarding capital strategy in connection with its customers’ financing needs, on an individualized and swift basis.

Global Asset and Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is a full-line trust bank that provides customers with various financial products and services with strengths in both corporate and individual business areas. We provide our customers with distinct products and services developed based on our specialized expertise and consulting capabilities cultivated over the years. We respond promptly and appropriately to the diversified and sophisticated needs of our customers by collaborating with Mizuho Bank, Mizuho Corporate Bank and other group companies including asset management companies.

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

Others

We provide deposit and loan services to our corporate customers and engage in treasury business.

Mizuho Private Wealth Management

Mizuho Private Wealth Management offers comprehensive, integrated and continuous private banking services to meet the various financial and non-financial needs of our ultra high net worth customers.

Trust & Custody Services Bank

Trust & Custody Services Bank, Ltd., as a “full-line custody bank,” provides a wide range of products, including trust services, various custody services as well as sophisticated securities managing models, to meet the needs of customers such as financial institutions and institutional investors.

Asset Management Companies

Our asset management companies, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. (an equity-method affiliate of ours), provide investment management services for our group companies and customers. Each company offers a variety of investment trust products that meet the increasingly sophisticated and diverse needs of our customers.

Others

Mizuho Information & Research Institute

Mizuho Information & Research Institute, Inc. mainly provides our corporate customers with the following three services:

•	system integration services;

•	outsourcing services that support the operation of information technology systems of our customers; and

•	consulting services related to, among others, environmental issues.

We are able to provide customers with a combination of the above services to meet their respective needs.

Mizuho Research Institute

Mizuho Research Institute Ltd. offers information and services mainly to corporations, financial institutions and public sector entities to meet their increasingly diverse and sophisticated needs by integrating its research, funded research and membership services that provide various information related to, among others, managerial and economic issues.

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

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank and the Development Bank of Japan.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies and other non-bank finance companies.

•	Other financial services providers: We also compete with private equity funds and other types of investors.

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading domestic banks in those financial markets outside Japan in which we conduct business.

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories: (i) ordinary banks, of which there were 129 as of April 1, 2009, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 19 as of April 1, 2009, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

As of April 1, 2009, there were 61 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

A number of government financial institutions, organized in order to supplement the activities of the private banking institutions, are currently in the process of privatization or consolidation. In October 2008, some of the government financial institutions were consolidated to form Japan Finance Corporation, which mainly provides financing for small and medium-sized enterprises and those engaged in agriculture, forestry and fishery, and also provides export financing for Japanese corporations. In October 2008, the Development Bank of Japan, which mainly engages in corporate financing, and Shoko Chukin Bank, which mainly engages in financing for small and medium-sized enterprises, were transformed into joint stock corporations and are planned to be fully privatized in the future. Japan Housing Finance Agency supports housing loans of private institutions through the securitization of such loans.

Another distinctive element of the Japanese banking system was the role of the postal savings system. Postal savings deposits were gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. In recent years, the governmental postal business has been undergoing a process of privatization. In 2003, governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. Privatization of banking and insurance subsidiaries is scheduled to be completed by 2017 at the latest.

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

Supervision and Regulation

Japan

Pursuant to the Banking Law (Ginkou Hou) (Law No. 59 of 1981, as amended), the Prime Minister of Japan has authority to supervise banks in Japan and delegates certain supervisory control over banks in Japan to the Commissioner of the Financial Services Agency. The Bank of Japan also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

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

Deposit Insurance System

Under the Deposit Insurance Law (Yokin Hoken Hou) (Law No. 34 of 1971, as amended), depositors are protected through the Deposit Insurance Corporation in cases where financial institutions fail to meet their obligations. The Deposit Insurance Corporation is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is entrusted to the Commissioner of the Financial Services Agency.

The Deposit Insurance Corporation receives annual insurance premiums from insured banks, the amount of which is, from April 2009, equivalent to 0.107% of the deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.081% of other deposits. The insurance money may be paid out in case of a suspension of deposits repayments, banking license revocation, dissolution or bankruptcy of the bank. Pay outs are generally limited to a maximum of ¥10 million of principal amount, together with any interest accrued with respect to each depositor. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions are protected in full.

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

Capital Injection by the Government and the Bank of Japan

The Strengthening Financial Functions Law (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Law No. 128 of 2004) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, certain amendments to the Strengthening Financial Functions Law took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and bank holding companies and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aim to promote not only the soundness of such financial institutions but also loans or other forms of credit extended to small and medium-sized enterprises in order to revitalize local economies.

On April 10, 2009, the Bank of Japan announced the introduction of a basic outline regarding provision of subordinated loans. Under this scheme, the Bank of Japan may extend subordinated loans to certain banks for the period ending in March 2010.

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

Financial Instruments and Exchange Law

The Financial Instruments and Exchange Law (Kinyu Shouhin Torihiki Hou) requires Mizuho Financial Group to file with the Director General of the Kanto Local Finance Bureau an annual securities report including consolidated and non-consolidated financial statements in respect of each financial period, supplemented by quarterly and extraordinary reports.

Under the Financial Instruments and Exchange Law, registered Financial Instruments Business Operators (kinyu-shouhin torihiki gyousha), such as Mizuho Securities, as well as Registered Financial Institutions (touroku kinyu kikan) such as Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking, are required to provide customers with detailed disclosure regarding the financial products they offer and take other measures to protect investors, including a delivery of explanatory documents to such customers prior to and upon the conclusion of transactional agreements.

Financial Instrument Business Operators and Registered Financial Institutions are subject to the supervision of the Financial Services Agency pursuant to delegation by the Prime Minister of Japan. Some of the supervisory authority of the Financial Services Agency is further delegated to the Securities and Exchange Surveillance Commission, which exercises its supervisory power over such registered institutions by conducting site inspections and requesting information necessary for such inspections. Non-compliance or interference with such inspection may result in such registrants being subject to criminal penalty under the Financial Instrument and Exchange Law.

Certain amendments to the Financial Instruments and Exchange Law and the Banking Law, which came into effect on June 1, 2009, revamped the firewall regulations regarding the holding of concurrent offices or posts among banks, securities firms and insurance firms and required banks, securities firms and insurance firms to establish systems for managing conflicts of interest in order to protect customers’ interests and expanded business services that banks and certain other financial firms can provide.

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

Self-Assessment and Reserves

The prompt corrective action system requires financial institutions to establish a self-assessment program that complies with the Inspection Manual issued by the Financial Services Agency and related laws such as the

Financial Reconstruction Law (Kinyu Kinou no Saisei no tameno Kinkyu Sochi ni kansuru Houritsu) (Law No. 132 of 1998, as amended). Financial institutions are required to analyze their assets, giving due consideration to accounting principles and other applicable rules and to classify their assets into four categories according to asset recovery risk and risk of impairment based on the classification of the obligor (normal obligors, watch obligors, intensive control obligors, substantially bankrupt obligors and bankrupt obligors) taking into account the likelihood of repayment and the risk of impairment to the value of the assets. The results of self-assessment should be reflected in the write-off and allowance according to the standard established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants and Inspection Manual issued by the Financial Services Agency. Based on the results of the self-assessment, financial institutions may establish reserve amounts for their loan portfolio as may be considered adequate at the relevant balance sheet date, even if all or part of such reserves may not be immediately tax deductible under Japanese tax law.

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

Restriction on Share Holdings

The Law Concerning Restriction on Shareholdings by Banks (Ginkou tou no Kabushiki tou no Hoyu no Seigen tou ni kansuru Houritsu) (Law No. 131 of 2001, as amended) requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier 1 capital in order to reduce exposure to stock price fluctuations.

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Law Concerning Restriction on Shareholdings by Banks. This law was further amended effective March 10, 2009 to allow the Bank’s Shareholdings Purchase Corporation to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2012.

In February 2009, the Bank of Japan also decided to resume purchases of shares held by banks and other financial institutions up to a maximum amount of ¥1 trillion until April 30, 2010.

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

Japanese banks with only domestic operations, such as Mizuho Bank, and bank holding companies the subsidiaries of which operate only within Japan are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that those banks and holding companies are required to have a minimum capital adequacy ratio of 4%, at least half of which must consist of Tier 1 capital and are not required to apply capital charges to their market risks.

Under the capital adequacy guidelines, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, can record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy is 20% of Tier 1 capital.

In June 2004, the Basel Committee announced amended rules with respect to minimum capital requirements, which include amended risk weight calculations that introduce an internal ratings-based approach and the inclusion of operational risk in the calculations, as well as an emphasis on supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk assets. The better the credit rating of an obligor is, the lower the risk weight applicable to the risk assets owed by it. Also, the new rules require financial institutions to establish an internal risk management system, to make thorough disclosure of relevant information and to set an appropriate reserve against the operational risk based upon fair evaluation thereof. The new Financial Services Agency guidelines, which follow the amended rules, became effective on March 31, 2007, except for the introduction of the advanced methodologies to calculate capital requirements for risks which took effect on March 31, 2008. Under the new guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the Advanced Internal Ratings Based approach (AIRB) for the calculation of credit risk from the fiscal year ended March 31, 2009.

According to its announcement in March, 2009, the Basel Committee is considering the necessity of strengthening capital adequacy in the banking system by, among other things, introducing standards to promote the build up of capital buffers that can be drawn down in periods of stress and strengthening the quality of bank capital.

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

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Corporate Bank’s New York, Chicago and Los Angeles branches and Houston and Atlanta representative offices. We also own two banks in the US, Mizuho Corporate Bank (USA) and Mizuho Corporate Bank of California, as well as controlling interests in several other subsidiaries, including Mizuho Trust & Banking Co. (USA), which is engaged primarily in the trust and custody business, and Mizuho Securities USA Inc., a U.S. broker dealer engaged in the securities business.

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

As a financial holding company, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a

Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Our U.S. banking operations must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Further, Mizuho Corporate Bank must also meet such capital standards as calculated under its home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

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

The New York branch of Mizuho Corporate Bank is subject to supervision, examination and regulation by the New York State Banking Department as well as by the Federal Reserve Board. Except for the prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York State has an asset pledge requirement for branches equal to 1% of third party liabilities with a cap of $400 million, provided that an institution designated as a “well-rated foreign banking corporation” is permitted to maintain a reduced asset pledge with a cap of $100 million. The New York State Banking Department may require higher amounts for supervisory reasons. Each U.S. branch, agency and representative office of Mizuho Corporate Bank is subject to regulation and examination by the state banking authority of the state in which it is located.

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

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2009:

Notes:

(1)	Mizuho Investors Securities and Mizuho Trust & Banking are listed on the Tokyo Stock Exchange.
(2)	Two asset management companies consist of Mizuho Asset Management and DIAM. DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.
(3)	In addition to the principal subsidiaries shown in the above diagram, as of March 31, 2009 we owned 27.3% of the outstanding shares of Shinko Securities, an equity-method affiliate of ours listed on the Tokyo Stock Exchange which was engaged in wholesale and retail securities businesses. Mizuho Securities and Shinko Securities merged on May 7, 2009. The corporate name of the merged company is Mizuho Securities Co., Ltd.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2009:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	89.8%	89.8%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	74.7%	70.0%
Mizuho Investors Securities Co., Ltd.	Japan	Securities	66.5%	66.8%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7%	98.7%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.4%	98.6%
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%

Overseas
Mizuho Bank (Switzerland) Ltd.	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
Mizuho Corporate Bank (Canada)	Canada	Banking	100.0%	100.0%
Mizuho Corporate Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Germany	Banking and securities	83.3%	83.3%
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in millions of yen)
Land	¥156,942	¥177,311
Buildings	584,774	598,411
Equipment and furniture	455,229	457,419
Leasehold improvements	122,051	110,432
Construction in progress	7,045	19,932
Software	514,588	545,078

Total	1,840,629	1,908,583
Less accumulated depreciation	988,236	1,008,835

Premises and equipment—net	¥852,393	¥899,748

Our head office is located at 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan with 13,185 square meters of office space. The headquarter buildings of Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Bank are each leased from third parties.

The total area of land related to our material office and other properties at March 31, 2009 was approximately 883,000 square meters for owned land and approximately 21,000 square meters for leased land.

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

•

The Global Asset & Wealth Management Group provides trust and asset management services and private banking products and services, principally through Mizuho Trust & Banking, Trust & Custody Services Bank, our asset management companies, namely Mizuho Asset Management and DIAM (an equity method affiliate of ours) and Mizuho Private Wealth Management.

We also provide other services such as research services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute, and advisory services for financial institutions through Mizuho Financial Strategy.

The former Shinko Securities (a former equity-method affiliate) and the former Mizuho Securities (a former consolidated subsidiary) merged on May 7, 2009. The surviving entity was the former Shinko Securities which changed its name to Mizuho Securities upon the merger. Our equity ownership percentage in the new Mizuho Securities after the merger is 59.51%.

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

Trading account gains—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency denominated available-for-sale securities that are elected for fair value treatment under SFAS No.159. For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report.

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

Operating Environment

We operate principally in Japan. After years of persistent weakness beginning in the 1990s, the Japanese economy gradually improved over the years by confronting structural issues such as deflationary pressures, excess capacity, excess employment and excess leverage. However, in the fiscal year ended March 31, 2008, the global economy began to weaken due to the effects of the dislocation in the global financial markets. The U.S. and European economies, in particular, have continued to worsen thereafter, with financial results in the finance and industrial sectors deteriorating significantly, and other economies have also weakened significantly. Declines in global demand and the significant strengthening of the yen have adversely affected Japan’s export sector leading to overall weakness in the Japanese economy. In addition, personal consumption decreased amid declines in employment and personal income due to sharp production adjustments. The serious downturn in the economy is continuing against the background of decreased domestic and foreign demand. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis continued to increase by 2.0%, 2.3%, 2.3% and 1.8% in the fiscal years ended March 31, 2005, 2006, 2007 and 2008, respectively, but decreased by 3.3% in the fiscal year ended March 31, 2009 (based on the second preliminary estimate announced by the Japanese government on June 11, 2009). The Japanese Government expressed its concerns over an increasingly weak economy in the beginning of 2009 and stated in its monthly economic reports for January through April 2009 that the Japanese economy is “worsening rapidly.” From May 2009 onwards, the reports began to reflect signs of a slowdown in the economic decline, and the monthly economic reports for July and August 2009 stated that “the economy is showing movements of picking up recently while in a difficult situation.” Quarterly gross domestic product for the first quarter of 2009, compared to the immediately preceding quarter, declined by 8.8%, and the International Monetary Fund projects a decline of 6.0% for 2009 followed by an increase of 1.7% for 2010 with respect to Japan’s real gross domestic product on a year-on-year basis. Japan’s core nationwide consumer price index decreased by 0.2% in the fiscal year ended March 31, 2005 and increased by 0.1%, 0.1%, 0.3% and 1.2% in the fiscal years ended March 31, 2006, 2007, 2008 and 2009, respectively. The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2004 through the first quarter of 2009:

•

The Bank of Japan, following its announcement on March 9, 2006 to end its “quantitative easing” monetary policy that it had maintained since March 2001, announced on July 14, 2006 and on February 21, 2007 that it raised its target for the uncollateralized overnight call rate from 0% to 0.25% and from 0.25% to 0.5%, respectively, but it lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008 and to 0.1% in December 2008. The following charts show movements in long-term rates from January 2005 through July 2009, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2005 through July 2009, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, after a prolonged period of generally declining demand for bank loans in Japan, the aggregate monthly average balance of bank loans compared with that of the previous year has continued to increase since August 2005.

•

The CDS index called iTraxx Japan 50, which is composed of 50 of the most liquid investment grade CDSs for Japanese entities, rose to 421.7 basis points as of March 31, 2009 from 145.9 basis points as of March 31, 2008. The iTraxx Japan 50 has since fallen, reflecting improved market environment for credit products, and was 149.5 basis points as of July 31, 2009. For information on financial transactions for hedging in relation to credit derivatives, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.”

•

According to Teikoku Databank, a Japanese research institution, there were approximately 9,600 corporate bankruptcies in Japan in the fiscal year ended March 31, 2007, involving approximately ¥5.3 trillion in total liabilities, approximately 11,300 corporate bankruptcies in the fiscal year ended March 31, 2008, involving approximately ¥5.5 trillion in total liabilities, and approximately 13,200 corporate bankruptcies in the fiscal year ended March 31, 2009, involving approximately ¥13.7 trillion in total liabilities.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE, excluding financial institutions and companies newly listed during the relevant fiscal year, increased from ¥33.7 trillion and ¥19.4 trillion, respectively, for the fiscal year ended March 31, 2007 to ¥35.9 trillion and ¥20.0 trillion, respectively, for the fiscal year ended March 31, 2008 and decreased to ¥13.5 trillion and ¥0.2 trillion, respectively, for the fiscal year ended March 31, 2009.

•

According to the Bank of Japan, total financial assets of households decreased from ¥1,543.7 trillion as of March 31, 2007 to ¥1,464.5 trillion as of March 31, 2008 and decreased to ¥1,410.4 trillion as of March 31, 2009. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2005 through the first quarter of 2009:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 1.3% to ¥17,287.65 during the fiscal year ended March 31, 2007 but decreased by 27.5% to ¥12,525.54 during the fiscal year ended March 31, 2008, followed by a 35.3% decrease to ¥8,109.53 during the fiscal year ended March 31, 2009. Thereafter, the Nikkei Stock Average increased to ¥10,356.83 as of July 31, 2009. The following chart shows the daily closing price of the Nikkei Stock Average from January 2006 through July 2009:

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥118.05 to $1.00 as of March 31, 2007, ¥99.37 to $1.00 as of March 31, 2008 and ¥98.31 to $1.00 as of March 31, 2009. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2006 through July 2009:

•

According to the Ministry of Land, Infrastructure and Transport of Japan, housing starts in Japan increased by 4.7% and 2.9% in the fiscal years ended March 31, 2006 and 2007, respectively, decreased by 19.4% in the fiscal year ended March 31, 2008 and increased by 0.3% again in the fiscal year ended March 31, 2009.

•

According to the Ministry of Land, Infrastructure and Transport, the average published land prices in Japan rose 0.1% during calendar year 2006, which was the first increase in 16 years, and rose again by 1.3% during calendar year 2007 but decreased by 3.2% during calendar year 2008.

Capital Improvements

All yen figures in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

We are pursuing “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management.”

Strengthening of Our Stable Capital Base

Our medium-term target is to increase our consolidated Tier 1 capital ratio to 8% level. In order to achieve this, we have implemented a series of measures as follows.

We issued ¥303.0 billion, ¥355.0 billion, and $850 million of non-dilutive preferred securities in July 2008, December 2008, and February 2009, respectively, through our overseas special purpose companies to enhance the Tier 1 capital of Mizuho Financial Group as well as its banking subsidiaries and improve the flexibility of our future capital strategy.

In June 2008, we redeemed $1.0 billion, $1.6 billion and ¥118.5 billion of non-dilutive preferred securities that were issued by our overseas special purpose companies in February 1998, March 1998 and August 2002, respectively.

With respect to Tier 2 capital, through public offerings to retail investors in Japan, Mizuho Bank issued ¥77.0 billion of dated subordinated bonds in December 2008, and Mizuho Corporate Bank issued ¥123.0 billion of dated subordinated bonds in March 2009. Through public offerings to wholesale investors in Japan, Mizuho Trust & Banking issued ¥15.2 billion of dated subordinated bonds in March 2009, and Mizuho Corporate Bank issued ¥120.0 billion of dated subordinated bonds in June 2009.

In April 2009, we redeemed €750 million of dated subordinated bonds that were issued by our overseas special purpose company in March 2004.

Steady Returns to Shareholders

In order to offset the potential dilutive effect of the conversion of our eleventh series class XI preferred stock issued to the private sector in consideration of the possibility that the number of shares of our common stock would increase after the commencement of the conversion period on July 1, 2008, we repurchased a total of 283,500 shares of our common stock for ¥149.9 billion in July 2008 and cancelled all of the shares repurchased in September 2008, except the shares to be assigned for use in connection with the stock compensation-type stock options (stock acquisition rights) for our directors and executive officers. For information on the progress in the conversion of our eleventh series class XI preferred stock, see “—Capital Adequacy—Capital.” For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

With respect to dividends, despite the considerable worsening of our consolidated financial results in the fiscal year ended March 31, 2009, compared with the previous fiscal year, we paid cash dividends of ¥10 per share of common stock for the fiscal year ended March 31, 2009 from the standpoint of providing stable periodic dividend payments.

Shift of Priority

While our basic policy of pursuing “disciplined capital management” remains unchanged, we intend to put more priority on strengthening our stable capital base, having considered the importance of capital under the recent circumstances, especially from the second half of the fiscal year ended March 31, 2009. We believe that our strengthening of stable capital base makes ourselves prepare for a further adverse business environment. Measures we have taken for responding to the above priority include the following:

•	We have suspended repurchases and cancellation of shares of our common stock since the second half of the fiscal year ended March 31, 2009 until our capital base is further strengthened.

•	In June 2009, we redeemed ¥176.0 billion of non-dilutive preferred securities that were issued to domestic investors by our overseas special purpose company in March 1999.

•

In May 2009, we announced plans to issue non-dilutive preferred securities through our overseas special purpose companies. In June 2009, we issued ¥139.5 billion of such non-dilutive preferred securities. The proceeds were provided to Mizuho Corporate Bank as payment for the subscription of its common stock. The overseas special purpose companies may issue additional non-dilutive preferred securities in the near future.

In addition to the above measures, in July and August 2009, we issued an aggregate of ¥529.2 billion in common stock through a global offering to secure, in light of the current uncertainty over the economy, a solid and sufficient capital buffer in preparation for a further adverse business environment and enhance the flexibility to re-capture business opportunities with our solid customer base to lead to our sustainable growth. This capital raising will also allow us to prepare for the ongoing global discussions as to the new definition of quality of capital, which is a matter of concern among investors and regulatory authorities worldwide. No conclusion has yet been reached by such authorities. Having considered the above objectives, we aim to maintain our prime capital, as defined in “—Capital Adequacy—Prime Capital,” which has a stronger ability to absorb losses, at a level of more than half of our Tier 1 capital.

Capital and Dividend Policies

Our basic policy to pursue disciplined capital management is unchanged; we pursue an optimal balance between “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in business environment.

With respect to estimated dividend payments for fiscal year ending March 31, 2010, we plan to reduce our dividend by ¥2 on a year-on-year basis to ¥8 per share of common stock, taking also into account the standpoint of providing stable periodic dividend payments. The foregoing statements are forward-looking statements that reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. See “Forward-Looking Statements.”

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following:

Loans and Deposits

Loan volume

Our total loan balance increased on a year-on-year basis in the fiscal year ended March 31, 2009 due mainly to an increase in domestic loans resulting from an increase in loans to Japanese government and an increase in loans to corporate borrowers attributable to the strong funding needs triggered by the turmoil in the financial market. We generally aim to meet the financing needs of borrowers, especially those of domestic ones.

Margins between loans and deposits

The Bank of Japan announced on July 14, 2006 and on February 21, 2007 that it raised its target for the uncollateralized overnight call rate from 0% to 0.25% and from 0.25% to 0.5%, respectively. Reflecting these raises, the average yield on domestic loans increased from 1.54% in the fiscal year ended March 31, 2007 to 1.77% in the fiscal year ended March 31, 2008, and the average rate on domestic interest-bearing deposits increased from 0.38% to 0.52%. The increase of 0.23% in average yield on domestic loans in the fiscal year ended March 31, 2008 compared to the previous fiscal year was larger than the increase of 0.14% in the average rate on domestic interest-bearing deposits over the same period, resulting in a widening of the difference between such average yield and average rate. In response to the weakening economic environment, the Bank of Japan announced a reduction of its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008 and to 0.1% in December 2008. Reflecting these reductions, the average yield on domestic loans decreased from 1.77% in the fiscal year ended March 31, 2008 to 1.72% in the fiscal year ended March 31, 2009, and the average rate on domestic interest-bearing deposits decreased from 0.52% to 0.43%. Although the difference between the decrease in average yield on domestic loans and the decrease in average rate on domestic interest-bearing deposits in the fiscal year ended March 31, 2009 compared to the previous fiscal year was not significant, negative effects on margins are expected during the fiscal year ending March 31, 2010, assuming the Bank of Japan does not raise its target rate. This is due mainly to the general insensitivity of yen demand deposits to changes in market interest rate levels and the time lag between market interest rates and their reflection on average interest rates on loans.

Provision (credit) for loan losses

We had a provision for loan losses of ¥567.4 billion in the fiscal year ended March 31, 2009 compared to a credit for loan losses of ¥57.8 billion in the previous fiscal year. The provision for loan losses was due mainly to declines in the financial condition of domestic SMEs and middle-market corporations, the effect of the collapse of Lehman Brothers on our exposures to related entities and the weakening credit status of overseas loans reflecting the global economic downturn, as well as increased estimated loss rates related to normal obligors. In addition, the decline in export demand due to the global economic downturn, the strength of the Japanese yen and their impact on export-based businesses in Japan have also negatively impacted the financial condition of a wide range of borrowers. The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans. If worldwide demand for Japanese products and services declines further, and if weakness in the Japanese and global economy worsens further or if another financial crisis develops, there can be no assurance that the amount of provision for loan losses will not increase significantly in future periods due to further declines in the credit quality of our customers both in and outside of Japan.

Fees and Commissions

Fees and commissions from corporate and retail customers have been significantly affected by the domestic and global economic environment. Until recent years, we experienced a period of significant increases in fees and commissions due to an expansion in various fee businesses that we offer to our corporate customers, such as fees from syndicated loans, other forms of financing arrangements and various advisory services, as demand for such products and services grew among Japanese corporations. Fees and commissions from retail customers had also increased due to growth in sales commissions related to various investment products as Japanese individuals increased the proportion of investments other than deposits within their total financial assets as interest rates on deposits maintained historically low levels. Despite our expectation at the time for continued growth in fees and commissions, a weak economic environment and turmoil in the global financial market, as well as increased competition within the domestic financial services industry, drove a decline in fees and commissions in the fiscal year ended March 31, 2008, and the decline accelerated in the fiscal year ended March 31, 2009. Fees and commissions earned from businesses involving corporate customers decreased in the fiscal year ended March 31, 2009 due to the increased competition and the dislocation in the global financial markets which negatively impacted areas such as overseas leveraged buyout and other financings. Under unstable market conditions, sales of investment products to retail customers have significantly decreased due mainly to the growing risk aversion of individuals. Although this trend may continue while the current global and domestic economic weakness continues, we do not believe that the general trend in recent years of Japanese individuals to shift their financial assets from savings to investments was only short term and instead believe that the trend will return over the long term.

Debt and Equity Securities Portfolio

The amount of our funding through deposits and debentures significantly exceeds our total loans. As a result, we allocate a significant portion of such excess among investments in debt securities, including Japanese government bonds and credit and alternative investments, which we promote to diversify our risks and to expand our income sources, and we also hold investments in equity securities consisting mainly of common stock of Japanese listed company customers.

The fair value of available-for-sale marketable equity securities within our investments was ¥4,512.5 billion and ¥2,870.1 billion as of March 31, 2008 and 2009, respectively. Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in shareholders’ equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. Unrealized gains-net of ¥1,893.0 billion and ¥632.8 billion were reflected in accumulated other comprehensive income, net of tax as of March 31, 2008 and 2009, respectively. We recognize impairment losses on marketable equity securities if the securities are deemed other-than-temporarily impaired. We generally deem marketable equity securities with fair value that continues to be below cost for six months or more to be other-than-temporarily impaired. For the fiscal year ended March 31, 2009, impairment losses on available-for-sale securities were ¥462.9 billion, and most of this amount was attributable to marketable equity securities. We expect the size of our portfolio of marketable equity securities to continue to be significant, while we plan to continue reducing our holdings of marketable equity securities with a medium-term target to lower the acquisition cost of marketable equity securities to 50% of our Tier 1 capital.

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds. As of March 31, 2009, we had a total of ¥24,684.7 billion of available-for-sale debt securities within our investments, of which ¥18,458.1 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in shareholders’ equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. We had ¥29,859.1 billion and ¥24,684.7 billion of available-for-sale debt securities as of March 31, 2008 and 2009, respectively, and unrealized gains of ¥14.9 billion and unrealized losses of ¥26.1 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. Investment losses related to bonds decreased by ¥136.4 billion from the previous fiscal year to ¥177.7 billion in the fiscal year ended March 31, 2009 due mainly to the reclassification of investment losses related to foreign currency denominated available-for-sale securities from investments gains (losses) to trading account gains (losses) following the adoption of the fair value option under SFAS No. 159 as of April 1, 2008. Investment losses related to bonds for both fiscal years also include the losses on sales of, and impairment losses on various types of, securitization products due to the impact of the dislocation in the global financial market stemming from U.S. subprime loan issues. See “—Overview—Impact of the Dislocation in the Global Financial Markets.”

Trading Account Gains—Net

Trading account gains—net decreased by ¥14.0 billion from the previous fiscal year to ¥122.0 billion in the fiscal year ended March 31, 2009 due mainly to the decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and the losses incurred by consolidated VIEs, such as stock investment trusts, due mainly to declines in the stock markets. Trading account gains—net also include losses related to changes in the fair value of foreign currency denominated available-for-sale securities that were elected for fair value treatment under SFAS No.159 as of April 1, 2008, offset in part by trading losses on securitization products incurred by Mizuho Securities. Although Mizuho Securities significantly reduced its holding of foreign currency denominated securitization products, it continues to hold a certain amount of such assets that are exposed to the risk of further declines in value or that may otherwise lead to further losses. While we will endeavor to continue reducing the amount of foreign currency denominated securitization products through sales or other measures, our exposure to assets that are subject to such risk may increase in the future depending on market conditions and other factors. We may be subject to losses in subsequent periods absent a market recovery. For information on securitization products held by Mizuho Securities, see “—Overview—Impact of the Dislocation in the Global Financial Markets.”

Costs and Expenses

In the fiscal year ended March 31, 2009, salaries and employee benefits increased by ¥59.8 billion due mainly to the increase in employee retirement benefit expenses, which in turn was due mainly to the declines in expected returns on pension plan assets and the amortization of net actuarial loss in the fiscal year ended March 31, 2009 compared to the amortization of net actuarial gain in the previous fiscal year. General and administrative expenses and occupancy expenses decreased by ¥9.4 billion and ¥19.1 billion, respectively, through detailed reviews, while costs related to focused areas to which we outlay our management resources, such as further enhancement to our infrastructure to promote our domestic consulting activities with individuals, continue to increase. Although we plan to continue our efforts to reduce general and administrative expenses and occupancy expenses through detailed reviews for the entire group, we expect that such cost reduction will be offset at least in part by increased expenses related to employee retirement benefits.

Impact of the Dislocation in the Global Financial Markets

All figures in this subsection are approximate amounts based on a managerial accounting basis under Japanese GAAP used for risk monitoring purposes.

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

The foregoing market developments had adversely affected our financial condition and results of operations in the fiscal year ended March 31, 2008. The negative impact continued in the fiscal year ended March 31, 2009 although the losses incurred decreased compared to the previous fiscal year. This subsection sets forth information relating to such effects, taking into account the recommendations relating to disclosure contained within the Report of the Financial Stability Forum on Enhancing Market and Institutional Resilience dated April 7, 2008.

In the fiscal years ended March 31, 2008 and 2009, our three principal banking subsidiaries, Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and Mizuho Securities (including its overseas subsidiaries) incurred the following losses offset in part by hedging profits:

	Fiscal year ended March 31,
	2008	2009
	(in billions of yen)
Three principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Losses on sales of securitization products, etc. (including devaluation and provision of reserve for possible losses on investments)	¥(93)	¥(126	)(3)
Losses associated with ABCP programs (including provision of reserve for contingencies)	(95)	(4)
Credit-related costs associated with SIVs	(21)	—
Net losses on provision of reserve for possible losses on sales of loans(1)	(51)	(12)
Profits from hedging of securitization products exposure with credit default swaps	29	23

Subtotal	(232)	(119)
Mizuho Securities (including its overseas subsidiaries):(2)
Trading losses (net of hedges) on securitization products	(349)	(16	)(4)
Losses associated with U.S. financial guarantors (monoline insurers)	(64)	—

Subtotal	(413)	(16)

Total	¥(645)	¥(135	)(5)

Notes:

(1)	Separately recorded approximately ¥19.0 billion of credit-related costs in the fiscal year ended March 31, 2009 due to downgrading of some obligors to the intensive control obligors classification or below.
(2)	Our other principal securities subsidiary, Mizuho Investors Securities, held only a negligible amount of securitization products as of March 31, 2008 and 2009, and its related gains/losses were also negligible. The figures do not include reserves for counterparty risks associated with the amount to be claimed at settlement of the CDS related to securitization products described in the table titled “Credit default swaps related to securitization products held by Mizuho Securities (including its overseas subsidiaries)” on page 59.
(3)	Includes ¥101 billion of losses on sales of foreign currency denominated securitization products, etc. (including devaluation and provision of reserve for possible losses on investments).
(4)	Includes ¥12 billion of trading losses (net of hedges) on foreign currency denominated securitization products.
(5)	We manage these gains/losses under Japanese GAAP, and beginning the fiscal year ended March 31, 2009, we no longer prepare the information regarding the corresponding figures under U.S. GAAP. The corresponding figure under U.S. GAAP for the fiscal year ended March 31, 2008 was a loss of ¥734 billion compared to a loss of ¥645 billion under Japanese GAAP. We believe that the principal causes for the difference between Japanese GAAP and U.S. GAAP figures include the following:

•

Losses on sales of securitization products, etc. (including devaluation and provision of reserve for possible losses on investments) Difference in recognition criteria for declines in the fair value of securities below cost that are deemed to be “other-than-temporary.” See “—Reconciliation with Japanese GAAP—2. Investments” for further information. In addition, following the adoption of SFAS No. 159, we elected the fair value option for foreign currency-denominated available-for-sale securities, including foreign currency-denominated securitization products, on April 1, 2008, resulting in the change in fair value of those securities being recognized in earnings under U.S. GAAP. See note 28 to our consolidated financial statements included elsewhere in this annual report for further information.

•

Net losses on provision of reserve for possible losses on sales of loans. Difference in the calculation of losses related to loans held for sale. Reserves for possible losses on sales of loans under Japanese GAAP do not include relevant general and specific reserves for possible losses on such loans, while valuation losses related to loans held for sale under U.S. GAAP are generally equivalent to the aggregate amount of losses related to reserves for possible losses on sales of loans and reserves for possible losses on such loans under Japanese GAAP. See note 5 to our consolidated financial statements included elsewhere in this annual report for further information on valuation losses related to loans held for sale under U.S. GAAP.

Securitization Products

We continue to hold a significant amount of securitization products. The balance (banking account) of securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) was approximately ¥3,090 billion, of which approximately ¥540 billion was foreign currency-denominated as of March 31, 2009. Similarly, the net balance (trading account) held by Mizuho Securities (including its overseas subsidiaries) was approximately ¥227 billion, of which approximately ¥39 billion was foreign currency-denominated as of March 31, 2009.

We reduced significantly the amount of securitization products, in particular foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries), in recent years.

The following table shows a breakdown of foreign currency-denominated securitization products held by our principal banking subsidiaries and their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities (banking account) as of March 31, 2008 and 2009:

	As of March 31, 2008			Changes in fiscal year ended March 31, 2009			As of March 31, 2009				Realized gains (losses) in fiscal year ended March 31, 2009(1)(2)	As of March 31, 2009
	Balance (fair value)(1)		Marks (%) (fair value)/ (face value)	Gains (losses)(8)	Foreign exchange rates	Sales, etc.	Balance (fair value)(1)(2)		Marks (%) (fair value)/ (face value)	Unrealized gains (losses)(2)		Hedged proportions(3)
	(in billions of yen, except percentages)
ABSCDOs, CDOs	¥126		51%	¥(41)	¥(11)	¥(26)	¥49		23%	¥(3)	¥(44)	30%
CDOs backed by RMBS	36		28	(29)	(1)	(2)	5	(4)	3	0	(29)	—
CDOs except above	90	(5)	77	(11)	(11)	(24)	44	(5)	55	(3)	(15)	30
CDOs backed by claims against corporations(6)	90		77	(11)	(11)	(24)	44		55	(3)	(15)	30
CDOs backed by commercial mortgage-backed securities (CMBS)	—		—	—	—	—	—		—	—	—	—
RMBS	319		86	(36)	(57)	(38)	188		68	(21)	(37)	60
RMBS with underlying assets in the U.S.(7)	—		—	—	—	—	—		—	—	—	—
RMBS except above (RMBS with underlying assets mainly in Europe)	319		86	(36)	(57)	(38)	188		68	(21)	(37)	60
ABS, collateralized loan obligations (CLOs) and others	444		85	(8)	(40)	(92)	303		79	(29)	(20)	50
CLOs(6)	195		86	7	(7)	(12)	182		90	(20)	(6)	50
ABS	169		93	(8)	(19)	(74)	69		77	(4)	(8)	40
CMBS	79		89	(7)	(14)	(6)	52		76	(5)	(6)	50
SIV-related	—		—	—	—	—	—		—	—	0	—

Total	¥889		78%	¥(85)	¥(108)	¥(155)	¥540		62%	¥(53)	¥(101)	50%

Notes:

(1)	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risk to third parties (hedged portion), a reserve for possible losses on investments has been provided since March 31, 2008 against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approximately ¥32 billion as of March 31, 2009. Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of March 31, 2008 and March 31, 2009 were those after being offset by the amount of reserve for possible losses on investments.
(2)	With respect to the vast majority of credit investments in securitization products made as an alternative to loans by our European and North American offices, we changed the calculation method for fair value and applied reasonably calculated prices based on the reasonable estimates of our management as fair value as of March 31, 2009. The book value of the relevant securitization products after the change was approximately ¥515 billion.
(3)	The approximate proportions of balances (fair value) of our securitization products, as of March 31, 2009, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risk to third parties until maturity. In some of these securitization schemes, a portion of the credit risk of the reference assets remained with us through our retaining a small first loss position and a portion of senior tranches. As of March 31, 2009, the hedges included approximately ¥163 billion (on a notional amount basis) of credit default swaps entered into with a financial services subsidiary (A- rating) of a multi-line insurance company and approximately ¥98 billion (on a notional amount basis) of credit default swaps entered into with a government-affiliated financial institution (AA- rating). The ratings were based on the lowest external ratings as of March 31, 2009.
(4)	The proportion of U.S. subprime mortgage loan-related assets to the total underlying assets of this CDO was up to approximately 40%. The entire balance (fair value) consisted of super senior tranche.
(5)	The entire balance consisted of securitization products backed by original assets (i.e., non-securitized assets).
(6)	Re-classified a part of the securitization products, which had been categorized in “CDOs backed by claims against corporations” as of March 31, 2008, to “CLOs” after a review of the definition of each category since our disclosure for the first quarter of fiscal year ended March 31, 2009.
(7)	Excludes U.S. government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprise (Fannie Mae and Freddie Mac) bonds. The balance of those bonds as of March 31, 2009 was approximately ¥665 billion, of which approximately ¥663 billion consisted of RMBS guaranteed by Ginnie Mae with approximately ¥18 billion of unrealized gains. There was no holding of stocks of these entities.
(8)	Includes realized gains (losses) and changes in unrealized gains (losses).

The following table shows a breakdown of foreign currency-denominated securitization products held by Mizuho Securities and its overseas subsidiaries (trading account, net of hedges) as of March 31, 2008 and 2009:

	As of March 31, 2008			Changes in fiscal year ended March 31, 2009			As of March 31, 2009			Realized gains (losses) in fiscal year ended March 31, 2009
	Balance (fair value)		Marks (%) (fair value)/ (face value)	Realized losses	Foreign exchange rates	Sales, etc.	Balance (fair value)		Marks (%) (fair value)/ (face value)
	(in billions of yen, except percentages)
ABSCDOs, CDOs	¥50		18%	¥(6)	¥(1)	¥(37)	¥6		2%	¥(6)
CDOs backed by RMBS	24		10	(6)	(1)	(11)	6	(1)	2	(6)
Hedged by CDS with a non-investment grade financial guarantor(2)	11		17	—	—	—	—		—	—
CDOs except above(4)	26	(3)	83	0	(0)	(26)	—		—	0
CDOs backed by claims against corporations	16		92	—	—	(16)	—		—	—
Hedged by CDS with a non-investment grade financial guarantor(2)	—		—	—	—	—	—		—	—
CDOs backed by CMBS	0		8	0	(0)	(0)	—		—	0
RMBS	53		27	(1)	(1)	(50)	1		1	(1)
RMBS backed by U.S. subprime mortgage loans	15		31	(0)	(0)	(15)	0		2	(0)
RMBS except above (RMBS backed by mid-prime loans, prime loans and others)(5)	38		26	(1)	(1)	(35)	1		1	(1)
RMBS backed by mid-prime loans (Alt-A)	19		26		(19)		0		1
ABS, CLOs and others	2		67	(4)	(1)	35	32		79	(5)
CLOs(4)	2		73	(3)	(1)	26	24		83	(3)
CMBS	0		43	(0)	(0)	(0)	0		14	(0)
SIV-related	—		—	—	—	8 (6)	8	(6)	72	(2)

Total	¥105		22%	¥(12)	¥(2)	¥(52)	¥39		12%	¥(12)

Notes:

(1)	The proportion of U.S. subprime mortgage loan-related assets to total underlying assets was approximately 10%. Approximately 50% of the balance (fair value) was super senior tranche.
(2)	CDO exposures hedged by CDS with a non-investment grade (based on external ratings as of March 31, 2008) U.S. financial guarantor (monoline insurers), net of allowance. The hedging transaction was terminated in August, 2008. The related figures are included in “CDOs backed by RMBS.”
(3)	The entire balance consisted of securitization products backed by original assets (i.e., non-securitized assets).
(4)	Re-classified the securitization products, which had been categorized in “CDOs except above” as of March 31, 2008, to “CLOs” after a review of the definition of each category since our disclosure for the first quarter of the fiscal year ended March 31, 2009.
(5)

Excludes U.S. government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprise (Fannie Mae and Freddie Mac) bonds. The balance of the corporate bonds issued by Fannie Mae and Freddie Mac as of March 31, 2009 was approximately ¥38 billion, which were held for the purpose of, among other things, market-making activities in the U.S. The bonds were subject to mark-to-market accounting so there were no unrealized losses. The realized losses for the fiscal year ended March 31, 2009 were approximately ¥2 billion. The total balance of RMBS guaranteed by them was negligible. There was no holding of stocks of these entities.

(6)	Obtained senior bonds issued by an SIV in settlement of CDS transactions where such bonds were treated as collateral. These CDS transactions were related to our CDO structuring business.

The following table shows a breakdown of credit ratings of the counterparties and reference assets of credit default swaps related to securitization products held by Mizuho Securities (including its overseas subsidiaries) as of March 31, 2009:

	As of March 31, 2009
	Notional amount (A)	Fair value of reference asset (B)	Amount to be claimed at settlement (Net present value) (A) – (B) – (any cash received) = (C)	Reserves for (C)
	(in billions of yen)
Credit default swaps related to securitization products held by Mizuho Securities (including its overseas subsidiaries):
AAA(1)	¥—	¥—	¥—	¥—
RMBS CDOs	—	—	—	—
Other CDOs (backed by claims against corporations)	—	—	—	—
AA(1)	189	158	31	7
RMBS CDOs	40	34	6	1
Other CDOs (backed by claims against corporations)	149	124	25	7
of which counterparties are U.S. monoline insurers	27	20	7	5
A to BBB(1)	109	51	39	13
RMBS CDOs(2)	20	0	0	—
Other CDOs (backed by claims against corporations)(3)	90	51	39	13
Non-investment grade or no ratings(1)	—	—	—	—
RMBS CDOs	—	—	—	—
Other CDOs (backed by claims against corporations)	—	—	—	—

Total	¥298	¥208	¥70	¥20

Of which counterparties are U.S. monoline insurers	¥27	¥20	¥7	¥5

Notes:

(1)	Categorized by the lowest grade (external credit ratings as of March 31, 2009) in case of crossover credit. When the counterparty was guaranteed by third parties, categorized by the higher grade of either of them. In case of SPVs that do not have issuer ratings, categorized by the parties with which final risk resided.
(2)	The balance of difference between the notional amount and the fair value of reference asset (approximately ¥20 billion) had already been received in cash from a CDS protection seller, thus the net present value for that portion became nil (=no counterparty risk).
(3)	For a portion of the amount, some of the rating agencies downgraded to BB equivalent rating as of May 19, 2009.

The following tables show breakdowns based on credit ratings and geographic distribution of foreign currency-denominated securitization products held by (i) our principal banking subsidiaries (including its overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and (ii) Mizuho Securities (including its overseas subsidiaries) as of March 31, 2009:

	As of March 31, 2009
	RMBS CDOs	Other CDOs	RMBS	CLOs	ABS	CMBS	Total
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Balance (fair value)	¥5	¥44	¥188 (1)	¥182	¥69 (2)	¥52	¥540
By credit rating:
AAA	0%	34%	10%	97%	25%	29%	45%
AA	0	21	40	0	9	40	21
A	0	23	34	0	51	30	23
BBB	0	12	15	0	12	1	8
BB or lower; no ratings	100	11	2	3	3	1	4

By geography:
United States	100%	17%	0%	92%	10%	0%	34%
Europe	0	83	91	8	90	100	62
Asia	0	0	9	0	0	0	3

Notes:

(1)	Breakdowns of RMBS on a country-by-country basis and based on year of issuance are as follows:

United Kingdom	46%	2004	6%
Netherlands	25	2005	41
Spain	12	2006	35
Others	16	2007	17

(2)	Major underlying assets of ABS are as follows:

Credit card receivables	34%
Lease/auto loan receivables	46
Others	20

	As of March 31, 2009
	RMBS CDOs	U.S. subprime RMBS	Other RMBS	CLOs	SIV	Total
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries):
Balance (fair value)	¥6	¥0 (1)	¥1 (1)	¥24	¥8	¥39
By credit rating:
AAA	0%	0%	0%	36%	0%	23%
AA	0	20	0	23	0	14
A	0	0	0	0	100	20
BBB	0	14	0	6	0	4
BB or lower; no ratings	100	65	100	35	0	38

By geography:
United States	100%	100%	100%	65%	100%	78%
Europe	0	0	0	0	0	0
Asia	0	0	0	34	0	22

Note:

(1)	A breakdown based on year of issuance of RMBS backed by U.S. subprime mortgage loans and other RMBS combined is as follows:

2007	84%
2006	13

The following table shows a breakdown of yen-denominated securitization products held by (i) our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and (ii) Mizuho Securities (including its overseas subsidiaries) as of March 31, 2009:

	Our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities)			Mizuho Securities (including its overseas subsidiaries)
	Balance (fair value) as of March 31, 2009	Unrealized gains (losses) as of March 31, 2009		Balance (fair value) as of March 31, 2009	Realized gains (losses) in the fiscal year ended March 31, 2009
	(in billions of yen)
Japanese yen-denominated securitization products	¥2,549	¥(34	)(1)	¥188	¥(5)
ABSCDOs, CDOs	96	(6)		45	(3)
CDOs backed by RMBS	—	—		1	(0)
CDOs except above	96	(6)		45	(3)
CDOs backed by claims against corporations	94	(6)		45	(3)
CDOs backed by CMBS	2	(0)		—	—
RMBS(2)	1,137	(8)		9	(1)
ABS, CLOs and others	1,316	(21)		134	(1)
CMBS	849	(20)		12	(0)
ABS	406	0		117	(2)
CLOs	61	(1)		5	1

Notes:

(1)	Realized losses for our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) in the fiscal year ended March 31, 2009 was approximately ¥25 billion.
(2)	Represents RMBS originated by Japanese financial institutions and others. Japan Housing Finance Agency Bonds were excluded. Balance of Japan Housing Finance Agency Bonds as of March 31, 2009 was as follows:

Banking subsidiaries	Balance: approximately ¥157 billion, Unrealized losses: approximately ¥4 billion
Securities subsidiaries	Balance: approximately ¥15 billion, Realized gains/losses: negligible

Loans Held for Sale for which Reserve for Possible Losses on Sales of Loans was Recorded (Banking Subsidiaries)

As of March 31, 2009, we had a total of approximately ¥105 billion in loans held for sale, including approximately ¥7 billion in undrawn commitments related mainly to overseas leveraged buyout financings. We recorded approximately ¥28 billion of reserve for possible losses on sales of loans against these loans held for sale as of March 31, 2009 at a reserve ratio of 27.2%. Of the balance of loans held for sale, 80% constituted loans in Europe, 10% in the Americas, 5% in Japan and 5% in Asia (ex-Japan). These figures exclude those related to intensive control obligors classification or below. The reserve ratio would be 35.5%, if including the balances of loans held for sale to such obligors and the amounts of both reserves for possible losses on loans and reserve for contingencies in relation to the relevant balances. Out of the above-mentioned ¥105 billion, the LBO/MBO related loans held for sale amounted to approximately ¥81 billion, and the relevant reserve ratio was 30.2%. These figures exclude those related to intensive control obligors classification or below. The reserve ratio would be 37.9%, if including the balances of loans held for sale to such obligors and the amounts of both reserves for possible losses on loans and reserve for contingencies in relation to the relevant balances. Reserve for possible losses on sales of loans was provided based on the following priority in valuation methods: (1) market prices, (2) market prices of similar transactions, (3) prices reasonably calculated by proprietary model reflecting factors relative to each local market conditions. As of March 31, 2009, the top five loans, in terms of amount of loans held for sale, represented approximately 80% of total loans held for sale. With respect to a portion of loans held for sale by our European offices (¥348.2 billion), we reclassified such loans as loans other than loans held for sale, based on the reasonably calculated prices, at the end of December 31, 2008.

The total balance of leveraged loans, primarily including LBO financing and MBO financing, including loans held for sale and loans held within our loan portfolio, was ¥1.3 trillion of which ¥0.1 trillion was included in loans held for sale as of March 31, 2009. Of the balance of leveraged loans, 62% constituted loans in Europe, 21% in the Americas, 9% in Asia (ex-Japan) and 9% in Japan. The balances include commitments that had not been drawn but for which documentation had been concluded.

	Loans held for sale		Reserve for possible losses on sales of loans	Reserve ratio
	(in billions of yen, except percentages)
As of March 31, 2008	¥ 806		¥51	6.3%
Foreign exchange rate impact	approx. (31)		—	—
Newly underwritten	approx. 5		—	—
Sales, etc.	approx. (674)		—	—
As of March 31, 2009	105	(1)	29	27.2

Note:

(1)	Of which approximately ¥7 billion was unused commitments.

Overseas Asset-backed Commercial Paper Programs (Banking Subsidiaries)

As of March 31, 2009, the balance of the total assets acquired by overseas asset-backed commercial paper conduits, for which Mizuho Corporate Bank acted as a sponsor, was approximately ¥150 billion, which included approximately ¥82 billion of securitization products backed by credit card receivables, account receivables, auto lease receivables and others. Of the total balance of ¥150 billion, credit card receivables constituted 42%, account receivable constituted 16%, auto lease (rent-a-car) receivables constituted 6%, loans against auto dealers constituted 20% and others constituted 17%. No U.S. subprime mortgage loan-related assets were included. The balance of securitization products acquired by the aforementioned overseas ABCP conduits decreased almost by half from that as of March 31, 2008 due primarily to redemptions at maturities.

With respect to a portion of a liquidity facility for one of the overseas ABCP programs mentioned above, Mizuho Corporate Bank recorded approximately ¥4 billion of reserve for contingencies for the equivalent amount of the entire valuation losses on approximately ¥7 billion of securitization products backed by auto lease receivables (guaranteed by a U.S. monoline insurer) as of March 31, 2009.

Securitization Products Guaranteed by U.S. Monoline Insurers (Banking Subsidiaries)

Approximately ¥8 billion of securitization products backed by auto lease receivables was guaranteed by U.S. monoline insurers. The balance decreased significantly from approximately ¥30 billion as of March 31, 2008 due to redemptions at maturities. See “—Overview—Impact of the Dislocation in the Global Financial Markets—Overseas Asset-backed Commercial Paper Programs (Banking Subsidiaries).”

Loans Guaranteed by U.S. Monoline Insurers (Banking Subsidiaries)

As of March 31, 2009, approximately ¥13 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately ¥6 billion was drawn) was guaranteed by U.S. monoline insurers. No U.S. subprime mortgage loan-related exposure was included. There were no particular concerns regarding the credit condition of the projects as of March 31, 2009.

Other Relevant Information (Banking Subsidiaries)

As of March 31, 2009, we had a total of approximately ¥45 billion in outstanding loans to U.S. mortgage lenders mainly for their working capital, with approximately 40% of those companies (based on loan amount) having ratings in the “A” range and the rest having ratings in the “BB” range (ratings are based on the lowest external ratings as of March 31, 2009). As of March 31, 2009, we had no subprime-related warehouse loans, or loans that provide interim funding to other financial institutions while they accumulate assets for a new asset-backed securities issuance. With respect to investments and loans associated with SIVs held by our banking subsidiaries, all exposures had already been written-off in the fiscal year ended March 31, 2008. There were no SIVs established that received liquidity support and other assistance from our banking subsidiaries.

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

Our Special Purpose Entities

Our use of special purpose entities relates mainly to variable interest entities, or VIEs, and qualifying special purpose entities, or QSPEs. The following sets forth information regarding our VIEs and QSPEs.

Variable Interest Entities (VIEs)

Our VIEs are distinguished between those that are consolidated for purposes of our consolidated financial statements and those that are not. VIEs are consolidated if we are deemed to be the primary beneficiary of those VIEs. With respect to certain unconsolidated VIEs, we determined that, while we were not the primary beneficiary, they were “significant or sponsored unconsolidated variable interest entities” due to our significant variable interests. In the normal course of business, we are involved with VIEs primarily through the following types of transactions:

•	asset-backed commercial paper/loan programs;

•	asset-backed securitizations;

•	investments in securitization products;

•	investment funds; and

•	trust arrangements and other.

The following table shows the amount of assets held by consolidated VIEs and total assets and maximum exposure to loss for our significant or sponsored unconsolidated VIEs related to each type of transaction:

	As of March 31, 2009
	Total assets of consolidated and significant or sponsored unconsolidated VIEs	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
		Consolidated assets	Total assets	Maximum exposure to loss(1)
	(in millions of yen)
Asset-backed commercial paper/loan programs	¥2,497,291	¥2,497,291	¥—	¥—
Asset-backed securitizations	2,034,439	616,794	1,417,645	43,908
Single-seller programs	88,036	73,110	14,926	15,000
Investments in securitization products	37,674	37,674	—	—
Investment funds	3,042,412	607,284	2,435,128	412,983
Trust arrangements and other	933,249	—	933,249	452,549

Total	¥8,545,065	¥3,759,043	¥4,786,022	¥909,440

Note:

(1)	Maximum exposure to loss is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing or investments, and is not indicative of the ongoing exposure which is managed within our risk management framework.

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

See note 26 in our consolidated financial statements included elsewhere in this annual report for further descriptions regarding the above transaction types including those other than the two described above.

Asset-backed commercial paper/loan programs

VIEs categorized under asset-backed commercial paper/loan programs consist of conduits for multi-seller programs. These VIEs purchase receivables from participating clients and other financial assets to meet off-balance-sheet or liquidity needs. The following tables show certain information related to such multi-seller asset-backed commercial paper/loan programs and their acquired assets as of March 31, 2009. All figures in the tables below and in the accompanying footnotes are approximate amounts based on a managerial accounting basis used for risk monitoring purposes.

As of March 31, 2009
(in millions of yen)
Consolidated multi-seller asset-backed commercial paper/loan programs:
Total assets held by conduits	¥2,497,291
Total commercial paper issued by conduits	311,650
Liquidity, credit support facilities and other financing(1)	6,537,069

Note:

(1)	Liquidity, credit support facilities and other financing include conditional and unconditional liquidity and credit facilities as well as loans actually provided.

	Geographic distribution as of March 31, 2009
	Japan	United States	Total
Consolidated multi-seller asset-backed commercial paper/loan programs:
Type of acquired assets:
Credit cards	3%	2%	5%
Residential mortgage loans	0	0	0
Auto loans	2	0	2
Lease payment receivables	7	1	8
Account and note receivables	78	1	79
Real estate	0	0	0
Others	5	1	6

Total	95%	5%	100%

	As of March 31, 2009
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are in Japan:
Type of acquired assets:
Credit cards	0%	0%	3%	0%	0%	3%	3%	0%	0%	3%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	2	2	1	1	0	2
Lease payment receivables	0	0	5	1	1	7	3	4	0	7
Account and note receivables	2	1	24	32	19	78	78	0	0	78
Real estate	0	0	0	0	0	0	0	0	0	0
Others	1	0	3	1	0	5	4	1	0	5

Total	3%	1%	35%	34%	22%	95%	89%	6%	0%	95%

Note:

(1)	Credit ratings are based on internal credit ratings.

	As of March 31, 2009
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are located overseas:
Type of acquired assets:
Credit cards	0%	0%	0%	2%	0%	2%	0%	2%	0%	2%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	0	0	0	0	0	0
Lease payment receivables	0	0	0	0	1	1	1	0	0	1
Account and note receivables	0	0	1	0	0	1	1	0	0	1
Real estate	0	0	0	0	0	0	0	0	0	0
Others	0	0	1	0	0	1	1	0	0	1

Total	0%	0%	2%	2%	1%	5%	3%	2%	0%	5%

Note:

(1)	Credit ratings are based on internal credit ratings.

Asset-backed securitizations

VIEs categorized under asset-backed securitizations include several single-seller programs used for the purpose of off-balance-sheet financing for our corporate customers, to which we provide liquidity and credit support facilities and other financing and are thus generally consolidated. Typically, VIEs related to single-seller programs purchase corporate claims such as account receivables from our corporate customers and provide factoring services. Those claims are generally generated in the normal course of the on-going businesses of our Japanese corporate customers in Japan, and thus we view the risks related to our providing liquidity and credit support facilities and other financing to be relatively limited under current circumstances. The aggregate amount of assets of such single-seller VIEs was ¥88 billion as of March 31, 2009.

VIEs categorized under asset-backed securitizations also include VIEs that issue CDOs, CLOs or other repackaged instruments that we arrange. The aggregate amounts of assets held by VIEs that issue CDOs categorized as consolidated VIEs and significant or sponsored unconsolidated VIEs were ¥33 billion and ¥130 billion, respectively. Our maximum exposure to loss with respect to such significant or sponsored unconsolidated VIEs was negligible.

Losses relating to VIEs that issue such CDOs, CLOs or other repackaged instruments due to the dislocation in the global financial markets as of March 31, 2009 are generally reflected in our financial statements either through consolidation in the case of consolidated VIEs or through a decline in the value of our interest in VIEs in the case of unconsolidated VIEs.

Qualifying Special Purpose Entities (QSPEs)

QSPEs are passive entities designed to purchase assets and pass through the cash flows from those assets to the investors and, subject to specified conditions, are generally exempt from consolidation pursuant to FASB Interpretation No. 46. The total assets of our QSPEs were ¥394 billion as of March 31, 2009. The acquired assets of such QSPEs were primarily residential mortgage loans in Japan.

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

Valuation of Financial Instruments

Effective April 1, 2008, we adopted SFAS No. 157, which clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. SFAS No.157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes the following three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market price is available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques.

For assets and liabilities classified in Level 1 and 2 of the hierarchy, where inputs are principally based on observable market data, there is less judgment or estimate in determining fair value, while the determination of fair value of Level 3 assets and liabilities involves more significant management judgments and estimates. For further information, including valuation methodologies and the use of management estimates and judgments in connection therewith, see note 28 to the consolidated financial statements included elsewhere in this annual report.

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

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions of yen)
Interest and dividend income	¥2,639.3	¥3,110.2	¥2,384.2
Interest expense	1,571.4	1,911.5	1,102.0

Net interest income	1,067.9	1,198.7	1,282.2
Provision (credit) for loan losses	182.1	(57.8)	567.4

Net interest income after provision (credit) for loan losses	885.8	1,256.5	714.8
Noninterest income	1,195.9	1,094.9	452.2
Noninterest expenses	1,294.6	1,450.6	1,463.5

Income (loss) before income tax expense	787.1	900.8	(296.5)
Income tax expense	163.2	672.2	761.9

Net income (loss)	¥623.9	¥228.6	¥(1,058.4)

Executive Summary

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net interest income increased by ¥83.5 billion, or 7.0%, from the previous fiscal year to ¥1,282.2 billion in the fiscal year ended March 31, 2009 due to an increase in net foreign interest and dividend income of ¥46.3 billion and an increase in net domestic interest and dividend income of ¥37.2 billion. The increase in net foreign interest and dividend income was due mainly to decreases in interest expense on foreign short-term borrowings and foreign interest-bearing deposits as a result of decrease in the average interest rates, offset in part by a decrease in interest and dividend income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions as a result of decrease in the average yields, both of which reflect general declines in U.S. dollar and euro interest rate levels. The increase in net domestic interest and dividend income was due mainly to a decrease in interest expense on domestic interest-bearing deposits, reflecting a decrease in the average interest rate as a result of a decline in yen interest rate levels, offset in part by a decrease in interest and dividend income from domestic investments and a decrease in interest income from interest-bearing deposits in other banks. The decrease in interest and dividend income from domestic investments was due to a decrease in the average balance of domestic investments due mainly to the decrease in the balance of equity securities reflecting declines in domestic stock prices and the balance of debt securities as a result of the turmoil in the financial markets, and the decrease in interest income from interest-bearing deposits in other banks was due mainly to a decrease in average yields as a result of a decline in yen interest rate levels. We had a provision for loan losses of ¥567.4 billion compared to a credit of ¥57.8 billion in the previous fiscal year due mainly to declines in the financial condition of domestic SMEs and middle-market corporations, the effect of the collapse of Lehman Brothers on our exposures to related entities and the weakening credit status of overseas loans reflecting the global economic downturn, as well as increased estimated loss rates related to normal obligors.

Noninterest income decreased by ¥642.7 billion, or 58.7%, from the previous fiscal year to ¥452.2 billion in the fiscal year ended March 31, 2009 due mainly to a decrease in foreign exchange gains—net, an increase in investment losses—net and a decrease in fees and commissions. The decrease in foreign exchange gains—net was due mainly to translation gains with respect to foreign currency-denominated liabilities in the fiscal year ended March 31, 2008 that were funded and incurred to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities. The increase in investment losses—net was due mainly to investment losses related to equity securities in the fiscal year ended March 31, 2009, compared to investment gains related to equity securities in the previous fiscal year, as a result of an increase in impairment losses on and a decrease in gains on sales of equity securities reflecting declines in domestic and overseas stock markets. The decrease in fees and commissions was due mainly to a decrease in fees for other customer services and a decrease in fees and commissions from securities-related business. The decrease in fees for other customer services was due mainly to a decrease in trust business-related fees other than those included in trust fees such as brokerage fees related to real estate transactions and other fees and commissions such as sales agency fees related to insurance products including individual annuities. The decrease in fees and commissions from securities-related business was due mainly to decreases in underwriting commissions related to private offerings of debt securities and sales commissions related to investment trusts which were negatively impacted by adverse market conditions, including declines in domestic stock markets.

Noninterest expenses increased by ¥12.9 billion, or 0.9%, from the previous fiscal year to ¥1,463.5 billion in the fiscal year ended March 31, 2009 due mainly to an increase in the provision for losses on off-balance-sheet instruments and an increase in salaries and employee benefits, offset in part by a decrease in impairment of goodwill and a decrease in other noninterest expenses. The increase in provision for losses on off-balance-sheet instruments was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors reflecting declines in their financial condition. The increase in salaries and employee benefits was due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets and the amortization of net actuarial loss in the fiscal year ended March 31, 2009 compared to the amortization of net actuarial gain in the previous fiscal year. The decrease in impairment of goodwill was due to impairment of goodwill incurred in the fiscal year ended March 31, 2008 as a result of the carrying amount of Mizuho Investors Securities and Mizuho Securities exceeding their fair value. The decrease in other noninterest expenses was due mainly to the decrease in valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings.

As a result of the foregoing, income (loss) before income tax expense was a loss of ¥296.5 billion in the fiscal year ended March 31, 2009 compared to income of ¥900.8 billion in the previous fiscal year. Income tax expense increased by ¥89.7 billion to ¥761.9 billion in the fiscal year ended March 31, 2009 due mainly to an increase in deferred income tax expense. As a result, net income (loss) was a loss of ¥1,058.4 billion in the fiscal year ended March 31, 2009 compared to income of ¥228.6 billion in the previous fiscal year.

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

Noninterest income decreased by ¥101.0 billion, or 8.4%, from the previous fiscal year to ¥1,094.9 billion in the fiscal year ended March 31, 2008 due mainly to a decrease in trading account gains—net and a decrease in other noninterest income, offset in part by foreign exchange gains—net recorded in the fiscal year compared to foreign exchange losses—net incurred in the previous fiscal year. The decrease in trading account gains—net was due mainly to the trading losses on securitization products incurred by Mizuho Securities and its overseas subsidiaries in connection with the dislocation in the global financial markets. The decrease in other noninterest income was due mainly to the subsidy received from the Japanese government in the fiscal year ended March 31, 2007 after the completion of the transfer of the obligations and assets relating to the substitutional portion of the employees’ pension funds to the government. The foreign exchange gains—net was due mainly to the translation gains with respect to foreign currency-denominated liabilities that were funded and incurred to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities in the fiscal year ended March 31, 2008, compared to translation losses in the previous fiscal year.

Noninterest expenses increased by ¥156.0 billion, or 12.1%, from the previous fiscal year to ¥1,450.6 billion in the fiscal year ended March 31, 2008 due mainly to an increase in other noninterest expenses and the incurrence of impairment of goodwill offset in part by a decrease in minority interest in consolidated subsidiaries. The increase in other noninterest expenses was due mainly to valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings reflecting the impact of the dislocation in the global financial markets. The impairment of goodwill was due to the carrying amount of the goodwill relating to Mizuho Investors Securities and Mizuho Securities exceeding their fair value. The decrease in minority interest in consolidated subsidiaries was due mainly to significant losses incurred by Mizuho Securities as a result of the dislocation in the global financial markets.

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

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007			2008			2009
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥585.7	¥29.7	5.08%	¥779.3	¥24.8	3.18%	¥1,903.1	¥12.0	0.63%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	7,965.5	25.4	0.32	7,543.8	49.3	0.65	6,987.8	39.8	0.57
Trading account assets	6,695.1	19.9	0.30	7,388.9	34.1	0.46	5,972.2	37.5	0.63
Investments	28,106.5	234.1	0.83	27,900.5	282.0	1.01	26,471.7	264.3	1.00
Loans	58,401.0	899.1	1.54	57,661.8	1,020.2	1.77	59,386.9	1,019.0	1.72

Total interest-earning assets	101,753.8	1,208.2	1.19	101,274.3	1,410.4	1.39	100,721.7	1,372.6	1.36

Deposits	62,072.8	234.5	0.38	64,295.7	337.5	0.52	67,047.3	287.9	0.43
Debentures	5,629.2	34.1	0.61	3,965.3	23.7	0.60	2,754.8	17.6	0.64
Short-term borrowings(1)	19,220.3	81.7	0.43	19,043.3	158.3	0.83	21,299.2	150.6	0.71
Trading account liabilities	4,658.2	13.7	0.29	4,232.4	8.2	0.19	2,441.8	6.5	0.27
Long-term debt	5,796.7	161.3	2.78	7,548.8	187.5	2.48	8,009.7	177.6	2.22

Total interest-bearing liabilities	97,377.2	525.3	0.54	99,085.5	715.2	0.72	101,552.8	640.2	0.63

Net	4,376.6	682.9	0.65	2,188.8	695.2	0.67	(831.1)	732.4	0.73

Foreign:
Interest-bearing deposits in other banks	1,231.1	46.9	3.81	1,439.1	53.5	3.72	942.1	26.0	2.76
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	9,574.9	477.8	4.99	11,259.8	534.7	4.75	8,739.2	169.1	1.93
Trading account assets	3,865.7	49.6	1.28	4,337.1	50.3	1.16	14,179.9	250.0	1.76
Investments	8,882.6	378.8	4.26	9,840.1	446.6	4.54	3,622.8	102.7	2.83
Loans	9,641.9	478.0	4.96	10,860.7	614.7	5.66	10,669.8	463.8	4.35

Total interest-earning assets	33,196.2	1,431.1	4.31	37,736.8	1,699.8	4.50	38,153.8	1,011.6	2.65

Deposits	8,675.0	349.1	4.02	9,349.3	416.7	4.46	7,249.9	199.6	2.75
Short-term borrowings(1)	12,651.4	620.5	4.90	15,538.5	737.4	4.75	11,870.8	224.8	1.89
Trading account liabilities	3,597.2	58.0	1.61	3,361.2	18.9	0.56	7,357.3	11.5	0.16
Long-term debt	455.9	18.5	4.06	784.7	23.3	2.97	888.7	25.9	2.92

Total interest-bearing liabilities	25,379.5	1,046.1	4.12	29,033.7	1,196.3	4.12	27,366.7	461.8	1.69

Net	7,816.7	385.0	0.19	8,703.1	503.5	0.38	10,787.1	549.8	0.96

Total:
Total interest-earning assets	134,950.0	2,639.3	1.96	139,011.1	3,110.2	2.24	138,875.5	2,384.2	1.72
Total interest-bearing liabilities	122,756.7	1,571.4	1.28	128,119.2	1,911.5	1.49	128,919.5	1,102.0	0.85

Net	¥12,193.3	¥1,067.9	0.68	¥10,891.9	¥1,198.7	0.75	¥9,956.0	¥1,282.2	0.87

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Interest and dividend income decreased by ¥726.0 billion, or 23.3%, from the previous fiscal year to ¥2,384.2 billion in the fiscal year ended March 31, 2009. Domestic interest and dividend income accounted for ¥1,372.6 billion of the total amount, a decrease of ¥37.8 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥1,011.6 billion, a decrease of ¥688.2 billion from the previous fiscal year.

The decrease in domestic interest and dividend income was due mainly to the decrease in interest and dividend income from domestic investments and interest-bearing deposits in other banks. The decrease in interest and dividend income from domestic investments was due to a decrease in the average balance of domestic investments of ¥1,428.8 billion, due mainly to the decrease in the balance of equity securities reflecting declines in domestic stock prices and the balance of debt securities as a result of the turmoil in the financial markets. The decrease in interest income from domestic interest-bearing deposits in other banks was due mainly to the decrease in average yield, reflecting a decline in yen interest rate levels. The changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥50.2 billion, and the changes in average balances of domestic interest-earning assets contributed to an overall increase in interest and dividend income of ¥12.4 billion, resulting in the ¥37.8 billion decrease in domestic interest and dividend income.

The decrease in foreign interest and dividend income was due mainly to decreases in interest and dividend income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions and foreign investments, offset in part by an increase in interest income from foreign trading account assets. The decrease in interest income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a decrease in average yields, reflecting general declines in U.S. dollar and euro interest rate levels. The decrease in interest and dividend income from foreign investments and the increase in interest income from foreign trading account assets was due mainly to the reclassification from investments to trading account assets of foreign currency denominated available-for-sale securities that were elected for fair value treatment under SFAS No. 159 as of April 1, 2008. For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report. The changes in average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥508.3 billion, and the changes in average balances of foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥179.9 billion, resulting in the ¥688.2 billion decrease in foreign interest and dividend income.

Interest expense decreased by ¥809.5 billion, or 42.3%, from the previous fiscal year to ¥1,102.0 billion in the fiscal year ended March 31, 2009. Domestic interest expense accounted for ¥640.2 billion of the total amount, a decrease of ¥75.0 billion from the previous fiscal year, and foreign interest expense accounted for ¥461.8 billion of the total amount, a decrease of ¥734.5 billion from the previous fiscal year.

The decrease in domestic interest expense was due mainly to a decrease in interest expense on domestic interest-bearing deposits. The decrease in interest expense on domestic interest-bearing deposits was due to a decrease in the average interest rate, reflecting a decline in yen interest rate levels. The changes in average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥102.3 billion, and the changes in average balances of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥27.3 billion, resulting in the ¥75.0 billion decrease in domestic interest expense.

The decrease in foreign interest expense was due mainly to decreases in interest expense on foreign short-term borrowings and foreign interest-bearing deposits. These decreases were due mainly to the decrease in average interest rates, reflecting general declines in U.S. dollar and euro interest rate levels. The changes in average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥518.9 billion, and the changes in average balances of foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥215.6 billion, resulting in the ¥734.5 billion decrease in foreign interest expense.

The decrease of 0.27% in the average yield on loans in the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008 was smaller than the decrease of 0.36% in the average rate on interest-bearing deposits over the same period. Taking into account only domestic loans and domestic deposits, the difference between the decrease of 0.05% in the average yield on domestic loans and the decrease of 0.09% in the average rate on domestic interest-bearing deposits was not significant.

As a result of the foregoing, net interest income increased by ¥83.5 billion, or 7.0%, from the previous fiscal year to ¥1,282.2 billion. Average interest rate spread rose by 0.12% to 0.87%, with domestic average interest rate spread rising by 0.06%, due mainly to a decrease in average interest rate on deposits, which more than offset the effect of a decrease in average yield on loans, both of which reflect declining yen interest rate levels, and foreign average interest rate spread rising by 0.58% due mainly to the effect of the decrease in average interest rate on deposits exceeding the effect of the decrease in average yield on loans, both of which reflects declining U.S. dollar and euro interest rate levels.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Interest and dividend income increased by ¥470.9 billion, or 17.8%, from the previous fiscal year to ¥3,110.2 billion in the fiscal year ended March 31, 2008. Domestic interest and dividend income accounted for ¥1,410.4 billion of the total amount, an increase of ¥202.2 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥1,699.8 billion, an increase of ¥268.7 billion from the previous fiscal year.

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

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

We had a provision for loan losses of ¥567.4 billion in the fiscal year ended March 31, 2009 compared to a credit for loan losses of ¥57.8 billion in the previous fiscal year. The provision for loan losses was due mainly to declines in the financial condition of domestic SMEs and middle-market corporations, the effect of the collapse of Lehman Brothers on our exposures to related entities and the weakening credit status of overseas loans reflecting the global economic downturn, as well as increased estimated loss rates related to normal obligors. See “—Financial Condition—Assets—Allowance for Loan Losses—Provision (credit) for loan losses.”

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

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions of yen)
Fees and commissions	¥683.0	¥633.1	¥560.5
Fees and commissions from remittance business	116.0	117.4	111.3
Fees and commissions from deposits, debentures and lending business	116.3	87.8	110.2
Fees and commissions from securities-related business	101.9	94.9	57.4
Trust fees	66.3	64.1	55.9
Fees for other customer services	282.5	268.9	225.7
Foreign exchange gains (losses)—net	(51.3)	296.7	23.8
Trading account gains—net	389.9	136.0	122.0
Investment losses—net	(186.0)	(191.3)	(462.2)
Investment losses related to bonds	(121.6)	(314.1)	(177.7)
Investment gains (losses) related to equity securities	(43.0)	121.2	(282.0)
Others	(21.4)	1.6	(2.5)
Gains on disposal of premises and equipment	64.6	37.2	23.4
Other noninterest income	295.7	183.2	184.7

Total noninterest income	¥1,195.9	¥1,094.9	¥452.2

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Noninterest income decreased by ¥642.7 billion, or 58.7%, from the previous fiscal year to ¥452.2 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to a decrease in foreign exchange gains—net of ¥272.9 billion, an increase in investment losses—net of ¥270.9 billion and a decrease in fees and commissions of ¥72.6 billion.

Fees and commissions

Fees and commissions income decreased by ¥72.6 billion, or 11.5%, from the previous fiscal year to ¥560.5 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to a decrease of ¥43.2 billion in fees for other customer services and a decrease of ¥37.5 billion in fees and commissions from securities-related business, offset in part by an increase of ¥22.4 billion in fees and commissions from deposits, debentures and lending business. The decrease in fees for other customer services was due mainly to a decrease in trust business-related fees other than those included in trust fees such as brokerage fees related to real estate transactions and other fees and commissions such as sales agency fees related to insurance products including individual annuities. The decrease in fees and commissions from securities-related business was due mainly to decreases in underwriting commissions related to private offerings of debt securities and sales commissions related to investment trusts which were negatively impacted by adverse market conditions, including declines in domestic stock markets. The increase in fees and commissions from deposits, debentures and lending business was due mainly to recognition of deferred fees in connection with the loans reclassified from the held-for-sale account during this fiscal year and an increase in fee income associated with domestic syndicated loans reflecting the increased funding needs of domestic corporate customers.

Foreign exchange gains (losses)—net

Foreign exchange gains—net decreased by ¥272.9 billion, or 92.0%, from the previous fiscal year to ¥23.8 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to translation gains with respect to foreign currency denominated liabilities in the fiscal year ended March 31, 2008 that were funded and incurred to offset foreign exchange risk related to foreign currency denominated available-for-sale securities. In the fiscal year ended March 31, 2009, the translation gains with respect to foreign currency denominated liabilities were offset by translation losses on foreign currency denominated available-for-sale securities as a result of the reclassification of foreign currency denominated available-for-sale securities from investments to trading account assets following the adoption of the fair value option under SFAS No.159 as of April 1, 2008. In the previous fiscal year, the translation losses on foreign currency denominated available-for-sale securities were recorded in other comprehensive income. For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report.

Trading account gains—net

Trading account gains—net decreased by ¥14.0 billion, or 10.3%, from the previous fiscal year to ¥122.0 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to the decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and the losses incurred by consolidated VIEs, such as stock investment trusts, due mainly to declines in the stock markets. Trading account gains—net also include losses related to changes in the fair value of foreign currency denominated available-for-sale securities that were elected for fair value treatment under SFAS No.159 as of April 1, 2008. For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report. The increase in these losses was offset in part by the decrease in the trading losses on securitization products incurred by Mizuho Securities, including overseas subsidiaries, in connection with the dislocation in the global financial markets. See “—Overview—Impact of the Dislocation in the Global Financial Markets.”

Investment losses—net

Investment losses—net increased by ¥270.9 billion from the previous fiscal year to ¥462.2 billion in the fiscal year ended March 31, 2009. The increase was due mainly to investment losses related to equity securities of ¥282.0 billion in the fiscal year ended March 31, 2009, compared to investment gains related to equity securities of ¥121.2 billion in the previous fiscal year, offset in part by a decrease in investment losses related to bonds of ¥136.4 billion from the previous fiscal year to ¥177.7 billion in the fiscal year ended March 31, 2009. The investment losses related to equity securities in the fiscal year ended March 31, 2009 were due mainly to an increase in impairment losses on and a decrease in gains on sales of equity securities reflecting declines in domestic and overseas stock markets. The decrease in investment losses related to bonds was due mainly to reclassification of investment losses related to foreign currency denominated available-for-sale securities from investments gains (losses) to trading account gains (losses) following the adoption of the fair value option under SFAS No. 159 as of April 1, 2008. Investment losses related to bonds for both fiscal years also include the losses on sales of, and impairment losses on various types of, securitization products due to the impact of the dislocation in the global financial markets. See “—Overview—Impact of the Dislocation in the Global Financial Markets.”

Gains on disposal of premises and equipment

Gains on disposal of premises and equipment decreased by ¥13.8 billion, or 37.1%, from the previous fiscal year to ¥23.4 billion in the fiscal year ended March 31, 2009 due mainly to decreased gains on the sale of real estate.

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

Fees and commissions

Fees and commissions income decreased by ¥49.9 billion, or 7.3%, from the previous fiscal year to ¥633.1 billion in the fiscal year ended March 31, 2008. The decrease was due mainly to a decrease of ¥28.5 billion in fees and commissions from deposits, debentures and lending business, a decrease of ¥13.6 billion in fees for other customer services and a decrease of ¥7.0 billion in fees and commissions from securities-related business. The decrease in fees and commissions from deposits, debentures and lending business, such as fee income associated with domestic syndicated loans, was due mainly to increased competition among banks in the domestic loan market and a decrease in transactions of overseas leveraged buyout and other financings as a result of the dislocation in the global financial markets. The decrease in fees for other customer services was due mainly to a decrease in fees from agency business including credit card processing fees earned by UC Card, a former consolidated subsidiary of ours, due to its becoming an equity-method affiliate of ours in June 2007. Accordingly, fees from agency business of UC Card was not recorded under fees and commissions in the fiscal year ending March 31, 2008, and our share of income or loss of UC Card was instead included within investment losses—net. The decrease in fees and commissions from securities-related business was due mainly to decreases in underwriting commissions related to private offerings of debt securities and sales commissions related to investment trusts. The decrease in sales commissions related to investment trusts was due mainly to the effects of the dislocation in the global financial markets.

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

Trading account gains—net

Trading account gains—net decreased by ¥253.9 billion, or 65.1%, to ¥136.0 billion in the fiscal year ended March 31, 2008. The decrease was due mainly to the trading losses on securitization products incurred by Mizuho Securities and its overseas subsidiaries in connection with the dislocation in the global financial markets. See “—Overview—Impact of the Dislocation in the Global Financial Markets.”

Investment losses—net

Investment losses—net increased by ¥5.3 billion, or 2.8%, from ¥186.0 billion in the previous fiscal year to ¥191.3 billion in the fiscal year ended March 31, 2008. The increase was due mainly to an increase of ¥192.5 billion in investment losses related to bonds to ¥314.1 billion in the fiscal year ended March 31, 2008 due mainly to an increase in losses on sales of, and impairment losses on, various types of securitization products incurred in the fiscal year ended March 31, 2008 due to the impact of the dislocation in the global financial markets. See “—Overview—Impact of the Dislocation in the Global Financial Markets.” The effect was offset in part by a decrease in impairment losses on Japanese government bonds. Investment gains (losses) related to equity securities were gains of ¥121.2 billion in the fiscal year ended March 31, 2008, compared to losses of ¥43.0 billion in the previous fiscal year, due mainly to active sales of listed common stocks, preferred stocks and equity-related alternative funds investments in the fiscal year ended March 31, 2008 as well as impairment losses on preferred stock issued by a large non-bank financial company incurred in the fiscal year ended March 31, 2007.

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

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions of yen)
Salaries and employee benefits	¥416.7	¥436.1	¥495.9
General and administrative expenses	481.0	508.8	499.4
Impairment of goodwill	—	50.3	—
Occupancy expenses	172.5	196.7	177.6
Fees and commission expenses	111.6	111.1	105.8
Provision (credit) for losses on off-balance-sheet instruments	(37.8)	5.1	83.6
Minority interest in consolidated subsidiaries	27.7	(53.7)	(61.5)
Other noninterest expenses	122.9	196.2	162.7

Total noninterest expenses	¥1,294.6	¥1,450.6	¥1,463.5

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Noninterest expenses increased by ¥12.9 billion, or 0.9%, from the previous fiscal year to ¥1,463.5 billion in the fiscal year ended March 31, 2009. The increase was due mainly to an increase in provision for losses on off-balance-sheet instruments of ¥78.5 billion and an increase in salaries and employee benefits of ¥59.8 billion, offset in part by a decrease in impairment of goodwill of ¥50.3 billion and a decrease in other noninterest expenses of ¥33.5 billion.

Salaries and employee benefits

Salaries and employee benefits increased by ¥59.8 billion, or 13.7%, from the previous fiscal year to ¥495.9 billion in the fiscal year ended March 31, 2009 due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, from ¥95.2 billion in the previous fiscal year to ¥52.3 billion in the fiscal year ended March 31, 2009, and the amortization of net actuarial loss of ¥6.3 billion in the fiscal year ended March 31, 2009 compared to the amortization of net actuarial gain of ¥6.0 billion in the previous fiscal year. Additional information regarding pension and other employee benefit plans is included in note 21 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses decreased by ¥9.4 billion, or 1.8%, from the previous fiscal year to ¥499.4 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to our efforts to enhance our cost efficiency through detailed reviews while we allocated our management resources to focused areas, such as further enhancement to our infrastructure to promote our domestic consulting activities with individuals.

Impairment of goodwill

We did not record impairment of goodwill in the fiscal year ended March 31, 2009. Impairment of goodwill of ¥50.3 billion was incurred in the fiscal year ended March 31, 2008 due to the carrying amount of Mizuho Investors Securities and Mizuho Securities, each a subsidiary of ours, exceeding their fair value as a result of a decrease in the market price of common stock of Mizuho Investors Securities and decreased future cash flows estimation of Mizuho Securities. Additional information regarding the impairment of goodwill is included in note 8 to our consolidated financial statements included elsewhere in this annual report.

Occupancy expenses

Occupancy expenses decreased by ¥19.1 billion, or 9.7%, from the previous fiscal year to ¥177.6 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to an increase in depreciation expenses in the fiscal year ended March 31, 2008 as a result of a change in the declining-balance method for depreciating premises and equipment, along with a reduction of the estimated salvage values of the relevant assets.

Provision (credit) for losses on off-balance-sheet instruments

Provision for losses on off-balance-sheet instruments increased by ¥78.5 billion from the previous fiscal year to ¥83.6 billion in the fiscal year ended March 31, 2009. The increase was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors reflecting declines in their financial condition.

Minority interest in consolidated subsidiaries

Minority interest in consolidated subsidiaries was income of ¥61.5 billion in the fiscal year ended March 31, 2009, representing an increase of ¥7.8 billion, or 14.5%, from the previous fiscal year. The increase was due mainly to an increase in the allocation to minority shareholders of the losses incurred by several of our consolidated subsidiaries as a result of the impact of the rapid deterioration of macroeconomic conditions in and out of Japan with the global recession.

Other noninterest expenses

Other noninterest expenses decreased by ¥33.5 billion, or 17.1%, from the previous fiscal year to ¥162.7 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to the decrease in valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings from ¥59.8 billion in the previous fiscal year to ¥37.9 billion in the fiscal year ended March 31, 2009 as a result of the decrease in the outstanding balance of loans held for sale which remained unsold due to the impact of the dislocation in the global financial markets.

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

Minority interest in consolidated subsidiaries

Minority interest in consolidated subsidiaries was an income of ¥53.7 billion in the fiscal year ended March 31, 2008 compared to an expense of ¥27.7 billion in the previous fiscal year. This change was due mainly to the allocation of the significant losses incurred by Mizuho Securities, as a result of the dislocation in the global financial markets, to minority shareholders.

Other noninterest expenses

Other noninterest expenses increased by ¥73.3 billion from the previous fiscal year to ¥196.2 billion in the fiscal year ended March 31, 2008 due mainly to ¥59.8 billion in valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings, as a result of the increase in the outstanding balance of loans held for sale which remained unsold reflecting the impact of the dislocation in the global financial markets.

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions of yen)
Current:
Domestic	¥27.9	¥9.7	¥10.0
Foreign	22.4	35.5	40.8

Total current tax expense	50.3	45.2	50.8
Deferred:
Domestic	112.4	626.3	709.6
Foreign	0.5	0.7	1.5

Total deferred tax expense	112.9	627.0	711.1

Total income tax expense	¥163.2	¥672.2	¥761.9

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Income tax expense increased by ¥89.7 billion from the previous fiscal year to ¥761.9 billion in the fiscal year ended March 31, 2009. Current income tax expense in the fiscal year ended March 31, 2009 increased by ¥5.6 billion to ¥50.8 billion from the previous fiscal year.

Deferred income tax expense increased by ¥84.1 billion from the previous fiscal year to ¥711.1 billion in the fiscal year ended March 31, 2009 due mainly to the declining realizability of future tax benefits based on a decrease in expected future taxable income resulting from declines in domestic stock markets.

Gross deferred tax assets increased by ¥661.6 billion in the fiscal year ended March 31, 2009 due mainly to an increase in investments, resulting from an increase in impairment losses on equity securities reflecting declines in domestic and overseas stock markets, and an increase in net operating loss carryforwards, resulting from the losses incurred in the fiscal year.

Valuation allowance increased by ¥1,327.5 billion in the fiscal year ended March 31, 2009 due mainly to deteriorated realizability of future tax benefits based on declines in domestic stock markets and a downward revision to our estimation of future taxable income in light of the results of operations of the fiscal year ended March 31, 2009. As a result, deferred tax assets, net of valuation allowance decreased by ¥665.9 billion from the end of the previous fiscal year to ¥1,144.9 billion at March 31, 2009.

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

The following table shows components of deferred tax assets as of March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions of yen)
Deferred tax assets:
Investments	¥1,142.9	¥1,176.4	¥1,346.7
Allowance for loan losses	456.8	333.9	495.2
Prepaid pension cost and accrued pension liabilities	—	—	122.3
Premises and equipment	41.9	38.4	26.6
Financial Stabilization Funds	30.3	25.9	21.3
Undistributed earning of subsidiaries	—	—	15.2
Derivative financial instruments	91.6	9.1	—
Net operating loss carryforwards	2,677.0	2,402.6	2,559.2
Other	209.9	275.6	337.0

Gross deferred tax assets	4,650.4	4,261.9	4,923.5

Valuation allowance	(2,205.2)	(2,451.1)	(3,778.6)

Deferred tax assets, net of valuation allowance	2,445.2	1,810.8	1,144.9
Deferred tax liabilities:
Available-for-sale securities	1,552.8	784.3	283.0
Derivative financial instruments	—	—	27.2
Undistributed earnings of subsidiaries	36.9	4.5	—
Prepaid pension cost and accrued pension liabilities	130.7	3.2	—
Other	122.5	106.4	50.7

Gross deferred tax liabilities	1,842.9	898.4	360.9

Net deferred tax assets	¥602.3	¥912.4	¥784.0

Net Income (Loss)

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

As a result of the foregoing, net income (loss) was a loss of ¥1,058.4 billion in the fiscal year ended March 31, 2009 compared to income of ¥228.6 billion in the previous fiscal year.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

As a result of the foregoing, net income decreased by ¥395.3 billion from the previous fiscal year to ¥228.6 billion in the fiscal year ended March 31, 2008.

Business Segments Analysis

The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with Japanese GAAP following internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 30 to our consolidated financial statements included elsewhere in this annual report.

We manage our business portfolio through three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. We divide the businesses of each of Mizuho Corporate Bank and Mizuho Bank into three reportable segments based on customer characteristics and functions. Reportable segments of Mizuho Corporate Bank are: domestic; international; and trading and others. Reportable segments of Mizuho Bank are: retail banking; corporate banking; and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic banking

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

International banking

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

Others

This segment includes companies other than Mizuho Trust & Banking which are a part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, Trust & Custody Services Bank, Mizuho Asset Management and DIAM, which is an equity-method affiliate. They offer products and services related to private banking, trust and custody, and asset management. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

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

The information below for reportable segments is derived from our internal management reporting system.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2009 were ¥1,807.0 billion, an increase of ¥146.1 billion compared to the previous fiscal year. Consolidated general and administrative expenses (excluding non-recurring expenses) for the fiscal year ended March 31, 2009 were ¥1,123.6 billion, an increase of ¥30.3 billion compared to the previous fiscal year. Consolidated net business profits for the fiscal year ended March 31, 2009 were ¥622.6 billion, an increase of ¥111.4 billion compared to the previous fiscal year. The following diagram shows the relative contributions to consolidated net business profits of each of our Global Groups for the fiscal year ended March 31, 2009:

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the fiscal years ended March 31, 2007, 2008 and 2009:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2007:
Gross profits:
Net interest income (expenses)	¥202.4	¥73.4	¥30.7	¥306.5	¥(0.2)	¥101.4	¥407.7
Net noninterest income	108.2	59.6	73.6	241.4	105.9	30.3	377.6
Total	310.6	133.0	104.3	547.9	105.7	131.7	785.3
General and administrative expenses	88.3	61.5	91.2	241.0	61.1	74.9	377.0
Others	—	—	—	—	—	(44.3)	(44.3)

Net business profits	¥222.3	¥71.5	¥13.1	¥306.9	¥44.6	¥12.5	¥364.0

Fiscal year ended March 31, 2008:
Gross profits:
Net interest income (expenses)	¥180.5	¥73.4	¥39.7	¥293.6	¥(5.6)	¥80.8	¥368.8
Net noninterest income (expenses)	106.0	68.0	138.8	312.8	41.7	(339.1)	15.4
Total	286.5	141.4	178.5	606.4	36.1	(258.3)	384.2
General and administrative expenses	85.5	67.1	83.6	236.2	66.4	91.4	394.0
Others	—	—	—	—	—	(48.3)	(48.3)

Net business profits (loss)	¥201.0	¥74.3	¥94.9	¥370.2	¥(30.3)	¥(398.0)	¥(58.1)

Fiscal year ended March 31, 2009:
Gross profits:
Net interest income (expenses)	¥172.7	¥90.1	¥53.7	¥316.5	¥(9.7)	¥74.5	¥381.3
Net noninterest income	102.5	40.4	68.8	211.7	78.0	53.5	343.2
Total	275.2	130.5	122.5	528.2	68.3	128.0	724.5
General and administrative expenses	92.0	66.0	88.9	246.9	59.5	75.0	381.4
Others	—	—	—	—	—	(35.4)	(35.4)

Net business profits	¥183.2	¥64.5	¥33.6	¥281.3	¥8.8	¥17.6	¥307.7

Fiscal year ended March 31, 2009 compared to fiscal year ended March 31, 2008

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2009 decreased by ¥78.2 billion, or 12.9%, from the previous fiscal year to ¥528.2 billion. This decrease was due to a decrease of ¥11.3 billion in domestic operations reflecting a decrease in domestic loan interest income and a decrease of ¥10.9 billion in international operations as a result of a decrease in non-interest income due to the dislocation in global financial markets. Given the severe market environment, losses in credit investments such as on equity investment trusts and a ¥11.4 billion decrease in dividends from Mizuho Securities resulted in a decrease of ¥56.0 billion in gross profits of trading and others. These decreases were offset in part by an increase in fees from syndicated loans due to our responding promptly and appropriately to the needs of our customers that required substitutes for commercial paper and corporate bond financing.

General and administrative expenses of Mizuho Corporate Bank for the fiscal year ended March 31, 2009 increased by ¥10.7 billion, or 4.5%, from the previous fiscal year to ¥246.9 billion due mainly to an increase in employee retirement benefit expenses.

Mizuho Securities recorded net business profits of ¥8.8 billion compared to a net business loss of ¥30.3 billion due mainly to the increase in bond trading profits and the effects of its business reform program that decreased general and administrative expenses offset in part by a decrease in stock and corporate bond commissions as a result of sluggish market environment.

Net business profits for “others” was ¥17.6 billion compared to a net business loss of ¥398.0 billion in the previous fiscal year due mainly to the losses incurred in the CDO business in the previous fiscal year by an overseas subsidiary of Mizuho Securities.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the fiscal year ended March 31, 2009 was ¥307.7 billion compared to a net business loss of ¥58.1 billion in the previous fiscal year.

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

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the fiscal years ended March 31, 2007, 2008 and 2009:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2007:
Gross profits:
Net interest income	¥262.6	¥326.6	¥4.6	¥593.8	¥1.2	¥45.6	¥640.6
Net noninterest income	53.4	233.3	98.0	384.7	61.0	19.1	464.8
Total	316.0	559.9	102.6	978.5	62.2	64.7	1,105.4
General and administrative expenses	199.3	245.2	82.5	527.0	43.4	18.1	588.5
Others	—	—	—	—	—	(11.5)	(11.5)

Net business profits	¥116.7	¥314.7	¥20.1	¥451.5	¥18.8	¥35.1	¥505.4

Fiscal year ended March 31, 2008:
Gross profits:
Net interest income (expenses)	¥311.0	¥328.9	¥(33.0)	¥606.9	¥0.7	¥46.8	¥654.4
Net noninterest income (expenses)	42.7	174.5	118.7	335.9	52.3	(2.8)	385.4
Total	353.7	503.4	85.7	942.8	53.0	44.0	1,039.8
General and administrative expenses	214.8	229.3	93.1	537.2	45.2	(1.6)	580.8
Others	—	—	—	—	—	(14.7)	(14.7)

Net business profits (loss)	¥138.9	¥274.1	¥(7.4)	¥405.6	¥7.8	¥30.9	¥444.3

Fiscal year ended March 31, 2009:
Gross profits:
Net interest income	¥327.3	¥297.9	¥(21.5)	¥603.7	¥0.4	¥44.0	¥648.1
Net noninterest income (expenses)	25.2	144.4	54.4	224.0	30.9	(2.7)	252.2
Total	352.5	442.3	32.9	827.7	31.3	41.3	900.3
General and administrative expenses	235.7	234.2	101.2	571.1	44.0	0.8	615.9
Others	—	—	—	—	—	(13.8)	(13.8)

Net business profits (loss)	¥116.8	¥208.1	¥(68.3)	¥256.6	¥(12.7)	¥26.7	¥270.6

Fiscal year ended March 31, 2009 compared to fiscal year ended March 31, 2008

Gross profits for Mizuho Bank for the fiscal year ended March 31, 2009 decreased by ¥115.1 billion, or 12.2%, from the previous fiscal year to ¥827.7 billion. This decrease was due to a decrease in gross profits of ¥1.2 billion from retail banking, reflecting decreases in income from loans and fee income from sales of investment trusts and individual annuities due to the weakness in stock markets, and a decrease of ¥61.1 billion from corporate banking, reflecting decreases in income from loans and net noninterest income from our solutions business, foreign exchange business and others. In addition, gross profits from trading and others decreased by ¥52.8 billion due mainly to a decline in trading income and from our conservative asset-and-liability-management operations. These decreases were offset in part by an improvement in the profitability of deposits due to an increase in outstanding balances and other factors.

General and administrative expenses for Mizuho Bank increased by ¥33.9 billion, or 6.3%, from the previous fiscal year to ¥571.1 billion due mainly to an increase in employee retirement benefit expenses.

Mizuho Investors Securities incurred a net business loss of ¥12.7 billion compared to net business profit of ¥7.8 billion in the previous fiscal year due mainly to a decrease in commission income from its stock brokerage business as a result of weak domestic stock markets, sluggish foreign bond sales and write-downs of yen-denominated samurai bonds issued by Lehman Brothers.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the fiscal year ended March 31, 2009 decreased by ¥173.7 billion, or 39.1%, from the previous fiscal year to ¥270.6 billion.

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

General and administrative expenses for Mizuho Bank increased by ¥10.2 billion, or 1.9%, from the previous fiscal year to ¥537.2 billion due mainly to expenses incurred in connection with our efforts to grow future gross profits relating to the retail banking business through opening of new branches and the refurbishment of existing branches and other strategic expenses such as those related to new product development.

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

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the fiscal years ended March 31, 2007, 2008 and 2009:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Fiscal year ended March 31, 2007:
Gross profits:
Net interest income	¥52.2	¥1.6	¥53.8
Net noninterest income	121.7	48.1	169.8
Total	173.9	49.7	223.6
General and administrative expenses	87.8	38.4	126.2
Others	—	(1.2)	(1.2)

Net business profits	¥86.1	¥10.1	¥96.2

Fiscal year ended March 31, 2008:
Gross profits:
Net interest income	¥53.5	¥1.9	¥55.4
Net noninterest income	119.2	56.5	175.7
Total	172.7	58.4	231.1
General and administrative expenses	86.8	40.8	127.6
Others	—	(1.5)	(1.5)

Net business profits	¥85.9	¥16.1	¥102.0

Fiscal year ended March 31, 2009:
Gross profits:
Net interest income	¥48.6	¥1.2	¥49.8
Net noninterest income	81.5	45.6	127.1
Total	130.1	46.8	176.9
General and administrative expenses	91.3	40.7	132.0
Others	—	(3.2)	(3.2)

Net business profits	¥38.8	¥2.9	¥41.7

Fiscal year ended March 31, 2009 compared to fiscal year ended March 31, 2008

Gross profits of Mizuho Trust & Banking for the fiscal year ended March 31, 2009 decreased by ¥42.6 billion, or 24.7%, from the previous fiscal year to ¥130.1 billion. The decrease was due mainly to a decline in noninterest income from trust and asset management businesses, such as real estate related transactions.

General and administrative expenses for Mizuho Trust & Banking increased by ¥4.5 billion, or 5.2%, from the previous fiscal year to ¥91.3 billion due mainly to an increase in employee retirement benefit expenses.

As a result of the foregoing, as well as a decrease in “others” which was a result mainly of losses of overseas subsidiaries in connection with the collapse of Lehman Brothers, net business profits for the Global Asset & Wealth Management Group for the fiscal year ended March 31, 2009 decreased by ¥60.3 billion from the previous fiscal year to ¥41.7 billion.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2007:
Total revenue(1)	¥2,249.5	¥843.0	¥495.4	¥247.4	¥3,835.3
Total expenses(2)	1,854.9	641.5	387.5	164.3	3,048.2

Income before income tax expense	¥394.6	¥201.5	¥107.9	¥83.1	¥787.1

Net income	¥254.3	¥192.6	¥104.8	¥72.2	¥623.9

Total assets at end of fiscal year	¥111,842.6	¥17,390.3	¥13,003.3	¥5,145.1	¥147,381.3

Fiscal year ended March 31, 2008:
Total revenue(1)	¥3,015.1	¥833.3	¥92.5	¥264.3	¥4,205.2
Total expenses(2)	1,913.0	712.9	511.2	167.3	3,304.4

Income before income tax expense	¥1,102.1	¥120.4	¥(418.7)	¥97.0	¥900.8

Net income (loss)	¥466.1	¥100.1	¥(422.6)	¥85.0	¥228.6

Total assets at end of fiscal year	¥115,715.1	¥19,025.8	¥11,490.4	¥5,086.5	¥151,317.8

Fiscal year ended March 31, 2009:
Total revenue(1)	¥1,867.3	¥423.9	¥347.0	¥198.2	¥2,836.4
Total expenses(2)	2,355.3	274.8	359.7	143.1	3,132.9

Income before income tax expense	¥(488.0)	¥149.1	¥(12.7)	¥55.1	¥(296.5)

Net income (loss)	¥(1,207.6)	¥118.3	¥(15.6)	¥46.5	¥(1,058.4)

Total assets at end of fiscal year	¥115,588.5	¥24,995.1	¥9,816.0	¥4,683.4	¥155,083.0

Notes:

(1)	Total revenue is comprised of interest and dividend income and noninterest income.
(2)	Total expenses are comprised of interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

In the fiscal year ended March 31, 2009, we recorded a net loss in Japan and Europe. Among the geographical regions in which we recorded net income, 71.8% of the net income was derived from the Americas and 28.2% from Asia/Oceania, excluding Japan, and others. At March 31, 2009, 74.5% of total assets were allocated to Japan, 16.1% to the Americas, 6.3% to Europe and 3.1% to Asia/Oceania, excluding Japan, and others.

Total revenue in Japan decreased by ¥1,147.8 billion from the previous fiscal year due primarily to an increase in investment losses—net, as a result of an increase in impairment losses on, and a decrease in gains on sales of, equity securities reflecting declines in domestic stock markets, and a decrease in foreign exchange gains as a result of translation gains with respect to foreign currency denominated liabilities that were funded and incurred to offset foreign exchange risk related to foreign currency denominated available-for-sale securities in the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, the translation gains with respect to foreign currency denominated liabilities were offset by translation losses on foreign currency denominated available-for-sale securities as a result of the reclassification of foreign currency denominated available-for-sale securities from investments to trading account assets following the adoption of the fair value option under SFAS No.159 as of April 1, 2008. In the previous fiscal year, the translation losses on foreign currency denominated available-for-sale securities were recorded in other comprehensive income. Total expenses increased by ¥442.3 billion due to an increase in provision for loan losses, reflecting the effects of the rapid deterioration of macroeconomic conditions in Japan as a result of the global recession, worsening business environment and economic condition surrounding domestic companies, and abrupt bankruptcies of real estate companies. This increase was offset in part by income recorded from minority interest in consolidated subsidiaries due mainly to an increase in the allocation to minority shareholders of the losses incurred by several of our consolidated domestic subsidiaries. As a result, net income in Japan decreased by ¥1,673.7 billion. Total assets in Japan decreased by ¥126.6 billion due primarily to decreases in receivables under securities borrowing transactions and trading account assets, offset in part by an increase in loans as corporate borrowing increased during the financial market turmoil.

In the Americas, total revenue decreased by ¥409.4 billion due primarily to a decrease in interest income as a result of decreases in average yields reflecting general declines in U.S. dollar interest rate levels, offset in part a decrease in investment losses—net, as the impairment losses on various types of securitization products due to the impact of the dislocation in the global financial markets significantly decreased compared to the previous fiscal year. Total expenses decreased by ¥438.1 billion due primarily to a decrease in interest expenses reflecting general declines in U.S. dollar interest rate levels. As a result, net income in the Americas increased by ¥18.2 billion. Total assets in the Americas increased by ¥5,969.3 billion due primarily to an increase in trading account assets, consisting mainly of those regarding derivative contracts, offset in part by a decrease in investments due primarily to the reclassification to trading account assets as a result of the adoption of the fair value option under SFAS No. 159.

In Europe, total revenue increased by ¥254.5 billion due primarily to the decrease in losses incurred in the trading account and investments during the previous fiscal year affected by the impact of the dislocation in the global financial markets, offset in part by a decrease in interest income as a result of decreases in average yields reflecting general declines in euro interest rate levels. Total expenses decreased by ¥151.5 billion due primarily to a decrease in interest expenses reflecting general declines in euro interest rate levels, offset in part by an increase in minority interest in consolidated subsidiaries as one of our European subsidiary recorded a large net loss during the previous fiscal year. As a result, net income in Europe increased by ¥407.0 billion. Total assets in Europe decreased by ¥1,674.4 billion due primarily to a decrease in investments, which included a reclassification to trading account assets as a result of the adoption of SFAS No. 159, and a decrease in receivables under resale agreements, partially offset by an increase in trading account assets.

In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥66.1 billion due primarily to decreases in interest income and trading account gains—net, offset in part by an increase in foreign exchange gains—net. Total expenses decreased by ¥24.2 billion due primarily to a decrease in interest expenses, offset in part by an increase in provision for loan losses. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥38.5 billion. Total assets in Asia/Oceania excluding Japan, and others decreased by ¥403.1 billion due primarily to a decrease in investments which included reclassification as a result of the adoption of SFAS No. 159, and a decrease in loans, partially offset by an increase in trading account assets.

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

In the Americas, total revenue decreased by ¥9.7 billion due primarily to an increase in investment losses—net, as we incurred significant impairment losses on various types of securitization products due to the impact of the dislocation in the global financial markets, offset in part by an increase in interest income, as a result of increases in average balances of interest-earning assets. Total expenses increased by ¥71.4 billion due primarily to an increase in interest expenses as the average balances of interest-bearing liabilities increased. As a result, net income in the Americas decreased by ¥92.5 billion. Total assets in the Americas increased by ¥1,635.5 billion, due primarily to an increase in trading account assets.

In Europe, total revenue decreased by ¥402.9 billion due primarily to the loss incurred in the trading account and investments, affected by the impact of the dislocation in the global financial markets, offset in part by an increase in interest income, especially interest from loans, due mainly to increases in average balances as a result of our efforts to increase foreign loans. Total expenses increased by ¥123.7 billion due primarily to an increase in interest expenses, especially interest on deposits, as the average balances of interest-bearing liabilities increased. As a result, net income in Europe decreased by ¥527.4 billion. Total assets in Europe decreased by ¥1,512.9 billion due primarily to a decrease in receivables under resale agreements, and a decrease in investments as a result of divestitures conducted in light of interest rate movements, partially offset by an increase in loans.

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

Financial Condition

Assets

Our assets as of March 31, 2008 and 2009 were as follows:

	As of March 31,		Increase (decrease)
	2008	2009
	(in billions of yen)
Cash and due from banks	¥2,085.8	¥2,732.9	¥647.1
Interest-bearing deposits in other banks	1,549.7	3,128.1	1,578.4
Call loans and funds sold	257.7	144.5	(113.2)
Receivables under resale agreements	7,235.2	6,276.5	(958.7)
Receivables under securities borrowing transactions	9,069.1	5,819.4	(3,249.7)
Trading account assets	20,552.4	31,006.3	10,453.9
Investments	36,155.7	28,745.7	(7,410.0)
Loans	68,221.8	72,657.1	4,435.3
Allowance for loan losses	(649.8)	(869.8)	(220.0)

Loans, net of allowance	67,572.0	71,787.3	4,215.3
Premises and equipment—net	852.4	899.7	47.3
Due from customers on acceptances	62.3	54.2	(8.1)
Accrued income	380.6	296.2	(84.4)
Goodwill	15.0	15.0	—
Deferred tax assets	923.6	791.5	(132.1)
Other assets	4,606.3	3,385.7	(1,220.6)

Total assets	¥151,317.8	¥155,083.0	¥3,765.2

Total assets increased by ¥3,765.2 billion from the end of the previous fiscal year to ¥155,083.0 billion as of March 31, 2009. This increase was due primarily to an increase of ¥10,453.9 billion in trading account assets, primarily interest rate-related derivative contracts, and an increase of ¥4,215.3 billion in loans, net of allowance, offset in part by a decrease of ¥7,410.0 billion in investments and a decrease of ¥3,249.7 billion in receivables under securities borrowing transactions. The increase in trading account assets and the decrease in investments were due mainly to the reclassification from investments to trading account assets of foreign currency denominated available-for-sale securities that were elected for fair value treatment under SFAS No. 159 as of April 1, 2008. For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2008 and 2009:

	As of March 31,				Increase (decrease)
	2008		2009
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,806.7	11.43%	¥8,915.1	12.26%	¥1,108.4	0.83%
Construction	1,429.6	2.09	1,456.3	2.00	26.7	(0.09)
Real estate	6,489.6	9.50	6,215.7	8.54	(273.9)	(0.96)
Services	5,566.2	8.15	5,378.4	7.39	(187.8)	(0.76)
Wholesale and retail	6,100.1	8.93	6,006.4	8.26	(93.7)	(0.67)
Transportation	2,516.3	3.68	2,593.2	3.56	76.9	(0.12)
Banks and other financial institutions	4,355.6	6.37	5,037.1	6.92	681.5	0.55
Government and public institutions	5,807.5	8.50	8,655.1	11.90	2,847.6	3.40
Other industries	5,061.1	7.40	4,645.8	6.39	(415.3)	(1.01)
Individuals	12,326.7	18.04	12,543.2	17.25	216.5	(0.79)
Mortgage loans	11,122.4	16.28	11,382.1	15.65	259.7	(0.63)
Other	1,204.3	1.76	1,161.1	1.60	(43.2)	(0.16)

Total domestic	57,459.4	84.09	61,446.3	84.47	3,986.9	0.38
Foreign:
Commercial and industrial	8,815.2	12.90	8,680.3	11.93	(134.9)	(0.97)
Banks and other financial institutions	1,544.9	2.26	2,223.7	3.06	678.8	0.80
Government and public institutions	414.7	0.61	300.5	0.41	(114.2)	(0.20)
Other	93.8	0.14	94.3	0.13	0.5	(0.01)

Total foreign	10,868.6	15.91	11,298.8	15.53	430.2	(0.38)

Subtotal	68,328.0	100.00%	72,745.1	100.00%	4,417.1	—

Less: Unearned income and deferred loan fees—net	(106.2)		(88.0)		18.2

Total loans before allowance for loan losses	¥68,221.8		¥72,657.1		¥4,435.3

Total loans before allowance for loan losses increased by ¥4,435.3 billion from the end of the previous fiscal year to ¥72,657.1 billion as of March 31, 2009. Domestic loans increased by ¥3,986.9 billion to ¥61,446.3 billion due mainly to an increase in loans to government and public institutions attributable mainly to loans to the Japanese government. The increase in domestic loans was also attributable to the strong funding needs by corporate borrowers, particularly in the manufacturing sector, as an alternative to funding from the markets, triggered by the turmoil in the financial markets.

Loans to foreign borrowers increased by ¥430.2 billion from the end of the previous fiscal year to ¥11,298.8 billion as of March 31, 2009. The increase in foreign loans was due mainly to an increase in loans to banks and other financial institutions, which included loans reclassified from the held-for-sale account during this fiscal year, which we decided not to sell for the foreseeable future based on our determination that it is reasonable to continue holding such loans based on the difficulty in selling at a fair price. The increase was offset in part by the effect of the appreciation of the yen against other currencies on the yen equivalent of foreign loans.

Within our loan portfolio, loans to domestic borrowers increased from 84.09% to 84.47% while loans to foreign borrowers decreased from 15.91% to 15.53%.

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

The following table shows our impaired loans as of March 31, 2008 and 2009 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2008		2009
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥160.8	2.06%	¥213.0	2.39%	¥52.2	0.33%
Construction	88.1	6.16	86.6	5.95	(1.5)	(0.21)
Real estate	106.3	1.64	308.9	4.97	202.6	3.33
Services	200.0	3.59	212.7	3.95	12.7	0.36
Wholesale and retail	243.3	3.99	159.9	2.66	(83.4)	(1.33)
Transportation	115.0	4.57	103.9	4.01	(11.1)	(0.56)
Banks and other financial institutions	178.1	4.09	26.4	0.52	(151.7)	(3.57)
Other industries	11.4	0.10	40.6	0.30	29.2	0.20
Individuals	146.0	1.18	165.3	1.32	19.3	0.14

Total domestic	1,249.0	2.17	1,317.3	2.14	68.3	(0.03)
Foreign	46.5	0.43	114.7	1.02	68.2	0.59

Total impaired loans	¥1,295.5	1.90%	¥1,432.0	1.97%	¥136.5	0.07%

Impaired loans increased by ¥136.5 billion, or 10.5%, from the end of the previous fiscal year to ¥1,432.0 billion as of March 31, 2009. Domestic impaired loans increased by ¥68.3 billion due primarily to an increase in real estate, mainly as a result of the worsening business environment, offset in part by a decrease in banks and other financial institutions, primarily as a result of an upgrade in the internal credit rating of a large borrower. Foreign impaired loans increased by ¥68.2 billion, reflecting the turmoil in the financial markets and the global recession.

The percentage of impaired loans within gross total loans increased from 1.90% as of March 31, 2008 to 1.97% as of March 31, 2009. The percentage of impaired loans net of allowance to gross total loans net of allowance decreased from 0.95% as of March 31, 2008 to 0.78% as of March 31, 2009, as the balance of allowance for loan losses increased more than that of impaired loans.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2008 and 2009:

	As of March 31,		Increase
	2008	2009
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥349.2	¥440.3	¥91.1
Allowance for loan losses on other loans (B)	300.6	429.5	128.9
Total allowance for loan losses (C)	649.8	869.8	220.0

Impaired loans requiring an allowance for loan losses (D)	1,089.7	1,147.8	58.1
Impaired loans not requiring an allowance for loan losses (E)	205.8	284.2	78.4
Other loans (F)	67,032.5	71,313.1	4,280.6

Gross total loans (G)	¥68,328.0	¥72,745.1	¥4,417.1

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	32.04%	38.36%	6.32%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.45	0.60	0.15
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.95	1.20	0.25

Allowance for loan losses increased by ¥220.0 billion from the end of the previous fiscal year to ¥869.8 billion as of March 31, 2009. Of such increase, ¥128.9 billion was attributable to an increase in the allowance for loan losses on other loans due primarily to increased estimated loss rates related to normal obligors, and ¥91.1 billion was attributable to an increase in the allowance for loan losses on impaired loans, including in relation to domestic borrowers in the real estate industry as well as foreign borrowers, due primarily to an increase in loans to intensive control obligors as a result of downgrades. As a result, the percentage of total allowance for loan losses against gross total loans increased by 0.25% to 1.20%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 6.32% to 38.36%.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2008 and 2009:

	Fiscal years ended March 31,		Increase (decrease)
	2008	2009
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥946.1	¥649.8	¥(296.3)
Provision (credit) for loan losses	(57.8)	567.4	625.2
Charge-offs:
Domestic:
Manufacturing	31.5	38.7	7.2
Construction	8.3	23.9	15.6
Real estate	3.7	92.9	89.2
Services	88.9	18.6	(70.3)
Wholesale and retail	40.7	57.0	16.3
Transportation	3.8	3.6	(0.2)
Banks and other financial institutions	53.2	19.4	(33.8)
Other industries	12.9	8.9	(4.0)
Individuals	17.4	24.0	6.6

Total domestic charge-offs	260.4	287.0	26.6
Foreign	10.8	57.1	46.3

Total charge-offs	271.2	344.1	72.9

Recoveries:
Domestic:
Manufacturing	2.3	3.3	1.0
Construction	0.9	1.3	0.4
Real estate	13.8	2.4	(11.4)
Services	7.4	2.1	(5.3)
Wholesale and retail	7.3	4.3	(3.0)
Transportation	0.2	0.4	0.2
Banks and other financial institutions	3.6	0.1	(3.5)
Other industries	1.4	2.0	0.6
Individuals	2.8	3.2	0.4

Total domestic recoveries	39.7	19.1	(20.6)
Foreign	7.7	9.8	2.1

Total recoveries	47.4	28.9	(18.5)

Net charge-offs	223.8	315.2	91.4
Others(1)	(14.7)	(32.2)	(17.5)

Balance at end of fiscal year	¥649.8	¥869.8	¥220.0

Note:

(1)	Others include primarily foreign exchange translation.

We recorded a provision for loan losses of ¥567.4 billion in the fiscal year ended March 31, 2009 compared to a credit for loan losses of ¥57.8 billion in the fiscal year ended March 31, 2008. The provision for loan losses was due mainly to declines in the financial condition of domestic SMEs and middle-market corporations, the effect of the collapse of Lehman Brothers on our exposures to related entities and the weakening credit status of overseas loans reflecting the global economic downturn, as well as increased estimated loss rates related to normal obligors.

Charge-offs increased by ¥72.9 billion from the previous fiscal year to ¥344.1 billion for the fiscal year ended March 31, 2009. Charge-offs of domestic loans increased by ¥26.6 billion compared to the previous fiscal year to ¥287.0 billion in the fiscal year ended March 31, 2009, reflecting the severe business environment and economic condition surrounding domestic companies, especially in real estate. The increase was offset in part by a decrease in services as a sale of a loan to a large borrower in this industry was recorded in the previous fiscal year. Charge-offs of foreign loans increased by ¥46.3 billion compared to the previous fiscal year to ¥57.1 billion in the fiscal year ended March 31, 2009.

Recoveries decreased by ¥18.5 billion from the previous fiscal year to ¥28.9 billion in the fiscal year ended March 31, 2009, reflecting a decrease in recoveries with respect to domestic loans offset in part by an increase with respect to foreign loans.

Investments

The majority of our investments are available-for-sale securities, which at March 31, 2008 and 2009 were as follows:

	As of March 31,						Increase (decrease)
	2008			2009
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥29,844.2	¥29,859.1	¥14.9	¥24,710.7	¥24,684.6	¥(26.1)	¥(5,133.5)	¥(5,174.5)	¥(41.0)
Japanese government bonds	16,216.1	16,212.4	(3.7)	18,450.3	18,458.1	7.8	2,234.2	2,245.7	11.5
Other than Japanese government bonds	13,628.1	13,646.7	18.6	6,260.4	6,226.5	(33.9)	(7,367.7)	(7,420.2)	(52.5)
Equity securities (marketable)	2,619.5	4,512.5	1,893.0	2,237.3	2,870.1	632.8	(382.2)	(1,642.4)	(1,260.2)

Total	¥32,463.7	¥34,371.6	¥1,907.9	¥26,948.0	¥27,554.7	¥606.7	¥(5,515.7)	¥(6,816.9)	¥(1,301.2)

Available-for-sale securities decreased by ¥6,816.9 billion from the end of the previous fiscal year to ¥27,554.7 billion at March 31, 2009. This decrease was a result of a decrease in debt securities other than Japanese government bonds, primarily foreign government bonds, as foreign currency denominated available-for-sale securities were reclassified as trading securities following the adoption of SFAS No. 159. See note 28 to our consolidated financial statements included elsewhere in this annual report for details of such adoption. The decrease was offset in part by an increase in Japanese government bonds to take advantage of their safety and liquidity during the turmoil in the global financial markets. Equity securities decreased by ¥1,642.4 billion from March 31, 2008 to ¥2,870.1 billion at March 31, 2009 due mainly to the decline in Japanese stock prices as of March 31, 2009 compared to March 31, 2008. See note 4 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks increased by ¥647.1 billion from the end of the previous fiscal year to ¥2,732.9 billion at March 31, 2009. The increase was due to net cash provided by operating activities of ¥3,497.4 billion and net cash provided by financing activities of ¥446.5 billion being offset in part by net cash used in investing activities of ¥3,266.4 billion.

Liabilities

The following table shows our liabilities as of March 31, 2008 and 2009:

	As of March 31,		Increase (decrease)
	2008	2009
	(in billions of yen)
Deposits	¥86,429.1	¥87,075.7	¥646.6
Debentures	3,159.4	2,300.5	(858.9)
Due to trust accounts	1,119.9	986.1	(133.8)
Call money and funds purchased	6,693.7	6,449.8	(243.9)
Payables under repurchase agreements	11,511.0	9,183.4	(2,327.6)
Payables under securities lending transactions	7,095.1	4,302.8	(2,792.3)
Commercial paper	561.0	315.8	(245.2)
Other short-term borrowings	4,812.8	8,399.6	3,586.8
Trading account liabilities	14,120.4	21,507.5	7,387.1
Bank acceptances outstanding	62.3	54.2	(8.1)
Income taxes payable	28.8	22.2	(6.6)
Deferred tax liabilities	11.2	7.4	(3.8)
Accrued expenses	294.2	216.2	(78.0)
Long-term debt	7,618.9	8,017.8	398.9
Other liabilities	4,231.8	5,206.9	975.1

Total liabilities	¥147,749.6	¥154,045.9	¥6,296.3

Total liabilities increased by ¥6,296.3 billion from the end of the previous fiscal year to ¥154,045.9 billion at March 31, 2009. This increase was due primarily to an increase of ¥7,387.1 billion in trading account liabilities, primarily interest rate-related derivative contracts, offset in part by a decrease of ¥2,156.0 billion in short-term borrowings. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2008 and 2009:

	As of March 31,		Increase (decrease)
	2008	2009
	(in billions of yen)
Domestic:
Non-interest-bearing deposits	¥10,846.5	¥11,843.4	¥996.9
Interest-bearing deposits	66,329.6	67,114.6	785.0

Total domestic deposits	77,176.1	78,958.0	1,781.9

Foreign:
Non-interest-bearing deposits	412.9	470.8	57.9
Interest-bearing deposits	8,840.1	7,646.9	(1,193.2)

Total foreign deposits	9,253.0	8,117.7	(1,135.3)

Total deposits	¥86,429.1	¥87,075.7	¥646.6

Deposits increased by ¥646.6 billion from the end of the previous fiscal year to ¥87,075.7 billion at March 31, 2009. Domestic deposits increased by ¥1,781.9 billion from March 31, 2008 to ¥78,958.0 billion at March 31, 2009. Non-interest-bearing deposits, mainly from Japanese companies, increased by ¥996.9 billion as corporations secured fiscal-year-end funding and interest-bearing deposits increased, mainly from individuals, by

¥785.0 billion while investment products such as investment trusts declined. Foreign deposits decreased by ¥1,135.3 billion from the end of the previous fiscal year to ¥8,117.7 billion due mainly to a decrease in interest-bearing deposits affected by the severe market conditions overseas.

Debentures

Debentures decreased by ¥858.9 billion from the end of the previous fiscal year to ¥2,300.5 billion at March 31, 2009. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two bank subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.”

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2008 and 2009:

	As of March 31,						Increase (decrease)
	2008			2009
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥1,119.9	¥—	¥1,119.9	¥986.1	¥—	¥986.1	¥(133.8)	¥—	¥(133.8)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	14,701.8	10,598.1	25,299.9	12,591.9	7,344.1	19,936.0	(2,109.9)	(3,254.0)	(5,363.9)
Commercial paper	294.0	267.0	561.0	161.2	154.7	315.9	(132.8)	(112.3)	(245.1)
Other short-term borrowings	4,413.9	398.8	4,812.7	7,907.9	491.7	8,399.6	3,494.0	92.9	3,586.9

Total short-term borrowings	¥20,529.6	¥11,263.9	¥31,793.5	¥21,647.1	¥7,990.5	¥29,637.6	¥1,117.5	¥(3,273.4)	¥(2,155.9)

Short-term borrowings decreased by ¥2,155.9 billion from the end of the previous fiscal year to ¥29,637.6 billion at March 31, 2009. Foreign short-term borrowings decreased by ¥3,273.4 billion due mainly to a decrease in payables under repurchase agreements. Domestic short-term borrowings increased by ¥1,117.5 billion as our banking subsidiaries increased short-term borrowings.

Shareholders’ Equity

The following table shows a breakdown of shareholders’ equity as of March 31, 2008 and 2009:

	As of March 31,		Increase (decrease)
	2008	2009
	(in billions of yen)
Preferred stock	¥980.4	¥948.6	¥(31.8)
Common stock	3,437.4	3,386.8	(50.6)
Accumulated deficit	(2,066.6)	(3,293.7)	(1,227.1)
Accumulated other comprehensive income, net of tax	920.1	(189.5)	(1,109.6)
Treasury stock, at cost	(2.5)	(6.2)	(3.7)

Total shareholders’ equity	¥3,268.8	¥846.0	¥(2,422.8)

Shareholders’ equity decreased by ¥2,422.8 billion from the end of the previous fiscal year to ¥846.0 billion. Preferred stock decreased by ¥31.8 billion from the end of the previous fiscal year to ¥948.6 billion at March 31, 2009 as a result of the cancellation of preferred stock that were converted to common stock after commencement of the conversion period on July 1, 2008.

Common stock decreased by ¥50.6 billion from the end of the previous fiscal year to ¥3,386.8 billion at March 31, 2009 as a result of the cancellation of common stock repurchased during the fiscal year. See “—Overview—Capital Improvements.” The decrease was offset in part by issuance of common stock as a result of conversions of preferred stock.

Accumulated deficit increased by ¥1,227.1 billion from the end of the previous fiscal year to ¥3,293.7 billion. This increase was due primarily to the net loss of ¥1,058.4 billion for the fiscal year ended March 31, 2009 and dividend payments of ¥133.9 billion.

Accumulated other comprehensive income, net of tax, decreased by ¥1,109.6 billion from the end of the previous fiscal year to ¥(189.5) billion at March 31, 2009 due primarily to a decrease in unrealized net gains on available-for-sale securities of ¥737.2 billion and an increase in pension liability adjustments of ¥259.7 billion.

Treasury stock increased by ¥3.7 billion from ¥2.5 billion at the end of the previous fiscal year to ¥6.2 billion at March 31, 2009 due primarily to the common stock repurchased but not cancelled as they were assigned for the exercise of Stock Compensation-type Stock Options (Stock Acquisition Rights) for our directors and executive officers.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and the issuance of debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. Our total deposits and debentures decreased by ¥212.3 billion, or 0.2%, from the end of the previous fiscal year to ¥89,376.2 billion as of March 31, 2009. As shown in the following table, our average balance of deposits and debentures combined for the fiscal year ended March 31, 2009 exceeded our average balance of loans for the same period by ¥17,018.7 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Average balance for the fiscal year ended March 31, 2009
(in billions of yen)
Loans	¥70,056.7	Deposits	¥84,320.6
		Debentures	2,754.8

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures to institutional investors in April 2006 and started to issue senior straight bonds each quarter. We also ceased all new issuances of debentures by Mizuho Bank through its retail branch network in March 2007. As a result, we believe the balance of our debentures will decrease significantly going forward.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and commercial paper. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of July 31, 2009:

As of July 31, 2009
	S&P			Moody’s
	Long-term	Short-term	Fundamental strength	Long-term	Short-term	Financial strength
Mizuho Corporate Bank	A+	A-1	B	Aa3	P-1	D+
Mizuho Bank	A+	A-1	B	Aa3	P-1	D+
Mizuho Trust & Banking	A+	A-1	B	Aa3	P-1	D+

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

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the FSA in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

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

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopted the advanced internal ratings-based approach (“AIRB approach”) instead of the foundation internal ratings-based approach (“FIRB approach”) in the fiscal year ended March 31, 2009. Under the AIRB approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as the probability of default and loss given default, which are derived from our own internal credit experience. Under the FIRB approach, only the probability of default was derived by our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Mizuho Financial Group selected the standardized approach for the calculation of operational risk capital charge, which calculates operational risk by dividing its activities into eight business lines and multiplying gross income of each of those business lines by the applicable factor assigned to each of the business lines.

With regard to risk-based capital, these guidelines are consistent with the original BIS framework, or Basel I, in requiring a target minimum standard capital adequacy ratio of 8%, at least half of which must consist of Tier 1 capital, on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Corporate Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following three tiers: Tier 1 capital; Tier 2 capital; and Tier 3 capital. Tier 1 capital generally consists of shareholders’ equity less any recorded goodwill, unrealized losses on other securities (net of taxes) (if any), consolidation adjustment accounts and others. Tier 2 capital generally consists of the following components:

•

general reserve for possible losses on loans, equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the standardized approach;

•	45% of each of the unrealized gains on valuation of certain securities classified as “other securities” under Japanese GAAP, if any, and the unrealized appreciation in the value of land;

•	the balance of subordinated perpetual debt; and

•	the balance of subordinated term debt with an original maturity of over five years and preferred term shares up to 50% of Tier 1 capital.

Tier 2 capital may be included in a bank’s risk-based capital up to the amount equivalent to Tier 1 capital, less Tier 3 capital if market risk is taken into account in the capital adequacy ratio calculation. Tier 3 capital consists of the balance of subordinated term debt with original maturity of at least two years. Tier 3 capital may be included in total risk-based capital subject to certain conditions, depending on the measure for market risk equivalent and the amount of Tier 1 capital.

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

In December 2008, the FSA implemented special temporary measures, applicable through March 2012, which (i) allow Japanese banks and bank holding companies with international operations to elect not to add unrealized gains on valuation of bonds with a zero risk weighting to Tier 2 capital and not to deduct unrealized losses on valuation of bonds with a zero risk weighting from Tier 1 capital, and (ii) require Japanese banks and bank holding companies with only domestic operations not to deduct unrealized losses on valuation of “other securities” under Japanese GAAP (including equity securities) from Tier 1 capital. The Japanese capital adequacy requirements applicable to Japanese banks and bank holding companies with only domestic operations do not allow unrealized gains on “other securities” to be added to Tier 2 capital before or after this special temporary measures.

If the capital adequacy ratio of a financial institution falls below the required level, the FSA may, depending upon the extent of capital deterioration, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on its financial statements.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2008 and 2009 calculated in accordance with Japanese GAAP and guidelines established by the FSA are as set forth in the following table:

	As of March 31,		Increase (decrease)
	2008	2009
	(in billions of yen, except percentages)
Tier 1 capital	¥4,880.1	¥3,766.3	¥(1,113.8)
Tier 2 capital included as qualifying capital	3,221.8	2,793.8	(427.9)
Deductions for total risk-based capital	(393.6)	(333.2)	60.4

Total risk-based capital	¥7,708.3	¥6,226.9	¥(1,481.3)

Risk-weighted assets	¥65,872.8	¥58,983.9	¥(6,888.9)
Tier 1 capital ratio	7.40%	6.38%	(1.02)%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	11.70	10.55	(1.15)
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of March 31, 2009 was 10.55%, a decline of 1.15% compared to March 31, 2008. Our Tier 1 capital ratio as of March 31, 2009 was 6.38%, a decline of 1.02% compared to March 31, 2008. The declines were due mainly to the decrease in retained earnings as a result of the net loss of ¥588.8 billion and the increase in unrealized losses on other securities (net of taxes) of ¥516.0 billion offset in part by the decrease in risk-weighted assets due mainly to the introduction of the AIRB approach associated with credit risk. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2009.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2008 and 2009:

	As of March 31,		Increase (decrease)
	2008	2009
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,540.9	¥1,540.9	¥—
Capital surplus	411.0	411.3	0.2
Retained earnings	1,475.7	607.9	(867.8)
Minority interest in consolidated subsidiaries	1,733.4	2,036.8	303.4
Treasury stock	(2.5)	(6.2)	(3.7)
Dividends, etc.	(133.8)	(131.0)	2.8
Unrealized losses on other securities (net of taxes)	—	(516.0)	(516.0)
Foreign currency translation adjustments	(78.3)	(114.7)	(36.3)
Other	(66.2)	(62.6)	3.6

Total Tier 1 capital	4,880.1	3,766.3	(1,113.8)

Tier 2 capital:
45% of unrealized gains on other securities	289.7	—	(289.7)
45% of revaluation reserve for land	113.6	112.8	(0.7)
General reserve for possible losses on loans, etc.	7.9	7.9	0.0
Debt capital, etc.	2,810.4	2,759.0	(51.3)

Total Tier 2 capital	3,221.8	2,879.9	(341.9)

Tier 2 capital included as qualifying capital	3,221.8	2,793.8	(427.9)
Deductions for total risk-based capital	(393.6)	(333.2)	60.4

Total risk-based capital	¥7,708.3	¥6,226.9	¥(1,481.3)

Our Tier 1 capital decreased by ¥1,113.8 billion from March 31, 2008 to ¥3,766.3 billion as of March 31, 2009. This decrease was due mainly to the decrease in retained earnings as a result of a net loss of ¥588.8 billion and an increase in unrealized losses on other securities (net of taxes). These effects were offset in part by increases in non-dilutive preferred securities issued by overseas special purpose companies described below.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of March 31, 2009, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,886.8 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of March 31, 2009 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital
	(in billions of yen)
June 2009	¥176.0	(1)
June 2011	64.9	(2)
June 2012	171.0
June 2014	83.5	(3)
June 2015	355.0
June 2016	458.9	(4)
June 2018	274.5
June 2019	303.0

Notes:

(1)	In June 2009, we redeemed all ¥176.0 billion of such non-dilutive preferred securities.
(2)	Denominated in euros (€500.0 million).
(3)	Denominated in dollars ($850.0 million).
(4)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).
(5)	In June 2009, we issued non-dilutive preferred securities of ¥139.5 billion through an overseas special purpose company with an initial optional redemption date in June 2014.

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,
	2005		2006		2007	2008	2009
	(in billions of yen, except percentages)
Preferred stock	¥2,446.8	(1)	¥1,580.4	(1)	¥980.4	¥980.4	¥948.6	(2)(3)
Non-dilutive preferred securities	927.9		1,095.7		1,504.9	1,539.7	1,886.8
Percentage within Tier 1 capital(4)	80.8%		58.7%		50.3%	51.6%	75.2%

Notes:

(1)	Preferred stock as of March 31, 2005 and 2006 includes public funds, or preferred stock we issued to the Resolution and Collection Corporation, in the amount of ¥1,466.4 billion and ¥600.0 billion, respectively. We completed repayment of all public funds in July 2006.
(2)	Excludes treasury stock.
(3)	During the period from April 1, 2009 to July 31, 2009, holders of our eleventh series class XI preferred stock converted 265,647,000 shares (or ¥265.6 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(4)	Tier 1 capital on a Basel I basis was used for March 31, 2005 and 2006 figures, and that on a Basel II basis was used for March 31, 2007, 2008 and 2009 figures.

Our Tier 2 capital included as qualifying capital as of March 31, 2009 was ¥2,793.8 billion, a decrease of ¥427.9 billion compared to March 31, 2008. The decrease was due mainly to the decreases in unrealized gains on other securities and debt capital.

As a result of the above, together with deductions of ¥333.2 billion, total risk-based capital as of March 31, 2009 was ¥6,226.9 billion, a decrease of ¥1,481.3 billion compared to March 31, 2008.

Prime Capital

Alongside the regulatory capital requirements supervised by the FSA, we calculate and monitor “prime capital” as our important management indicator. Prime capital represents capital items with a stronger ability to absorb losses. Prime capital is calculated as Tier 1 capital less preferred securities less preferred stock (excluding mandatory convertible preferred stock), and prime capital ratio is the ratio of prime capital against risk-weighted assets. We aim to maintain our prime capital at a level of more than half of our Tier 1 capital.

The following table shows a breakdown of our capital items as of March 31, 2008 and 2009:

	As of March 31,
	2008	2009
	(in billions of yen, except percentages)
Tier 1 capital (i)	¥4,880.1	¥3,766.3
Preferred stock (ii)	980.4	948.6
Mandatory convertible preferred stock (iii)	943.7	911.9
Preferred securities (iv)	1,539.7	1,886.8
Prime capital (i) - (ii) + (iii) - (iv)	3,303.7	1,842.7
Risk-weighted assets	65,872.8	58,983.9
Tier 1 capital ratio	7.40%	6.38%
Prime capital ratio	5.01%	3.12%

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2008 and 2009:

	As of March 31,		Increase (decrease)
	2008	2009
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥48,988.0	¥43,561.6	¥(5,426.4)
Off-balance-sheet items	11,195.8	10,597.7	(598.0)

Credit risk assets	60,183.8	54,159.3	(6,024.5)
Market risk equivalent assets	2,052.9	1,342.1	(710.7)
Operational risk equivalent assets	3,636.0	3,482.3	(153.6)
Adjusted floor amount	—	—	—

Total	¥65,872.8	¥58,983.9	¥(6,888.9)

Risk-weighted assets as of March 31, 2009 were ¥58,983.9 billion, representing a decrease of ¥6,888.9 billion compared to March 31, 2008. Credit risk assets decreased by ¥6,024.5 billion to ¥54,159.3 billion due mainly to the effect of the migration from the FIRB approach to the AIRB approach, which was responsible for an approximately ¥7 trillion decrease. Market risk equivalent assets decreased by ¥710.7 billion to ¥1,342.1 billion due mainly to a decrease in trading position of Mizuho Securities. Operational risk equivalent assets decreased by ¥153.6 billion to ¥3,482.3 billion.

The following table shows required capital by portfolio classification as of March 31, 2009:

	Fiscal year ended March 31, 2009
	Exposure at default	Required capital(1)
	(in billions of yen)
Credit risk	¥155,516.2	¥5,907.0
Internal ratings-based approach	146,715.4	5,602.1
Corporate (except specialized lending)	55,192.8	3,437.5
Corporate (specialized lending)	2,968.4	314.3
Sovereign	54,333.3	64.0
Bank	6,561.6	188.6
Retail	13,144.5	552.4
Residential mortgage	10,555.5	366.0
Qualifying revolving loans	336.7	29.9
Other retail	2,252.2	156.4
Equities, etc.	3,538.9	425.5
Probability of default/Loss given default approach	817.4	133.5
Market-based approach (simple risk weight method)	332.0	89.4
Market-based approach (internal models approach)	—	—
Transitional measure applied	2,389.5	202.6
Regarded-method exposure	882.1	246.7
Purchased receivables	2,071.3	102.0
Securitizations	5,645.3	80.4
Others	2,376.7	190.3
Standardized approach	8,800.8	304.8
Sovereign	3,510.6	2.1
Bank.	2,290.7	41.0
Corporate	2,405.6	182.0
Residential mortgage	0.0	0.0
Securitizations	37.1	35.9
Others	556.5	43.6
Market risk	n.a.	107.3
Standardized approach	n.a.	64.1
Interest rate risk	n.a.	53.3
Equities risk	n.a.	1.8
Foreign exchange risk	n.a.	1.7
Commodities risk	n.a.	7.1
Option transactions	n.a.	—
Internal models approach	n.a.	43.2
Operational risk (standardized approach)	n.a.	278.5
Total required capital(2)	n.a.	4,718.7

Notes:

(1)	For credit risk, required capital is the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, required capital is the market risk equivalent amount. For operational risk, required capital is the operational risk equivalent amount.
(2)	Total required capital (consolidated) is equal to 8% of the denominator used for purposes of calculating capital adequacy ratios.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2008 and 2009, calculated in accordance with Japanese GAAP and guidelines established by the FSA, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2008	2009
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	8.48%	8.48%	—%
Capital adequacy ratio	12.17	11.89	(0.28)
Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	7.28	6.66	(0.62)
Capital adequacy ratio	11.97	11.78	(0.19)

BIS standard:
Tier 1 capital ratio	7.22	5.82	(1.40)
Capital adequacy ratio	11.87	10.56	(1.31)
Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	10.16	8.21	(1.95)
Capital adequacy ratio	15.87	13.39	(2.48)

Note:

(1)	BIS standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the BIS standards is included for reference purpose only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2009.

Our securities subsidiaries in Japan are also subject to the capital adequacy rules of the FSA under the Financial Instruments and Exchange Law. These rules require securities firms to maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting, and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2009, that our securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2008 and 2009:

	As of March 31,		Increase (decrease)
	2008	2009
	(in billions of yen)
Guarantees:
Performance guarantees	¥1,899.8	¥1,681.6	¥(218.2)
Guarantees on loans	1,070.8	859.8	(211.0)
Guarantees on securities	6.6	20.2	13.6
Other guarantees	1,157.4	991.7	(165.7)
Guarantees for the repayment of trust principal	995.3	931.8	(63.5)
Liabilities of trust accounts	8,131.7	6,941.9	(1,189.8)
Derivative financial instruments	95,697.4	58,569.1	(37,128.3)

	As of March 31,		(Decrease)
	2008	2009
	(in billions of yen)
Commitments(1):
Commitments to extend credit	¥48,820.2	¥47,900.0	¥(920.2)
Commercial letters of credit	537.0	332.3	(204.7)

Total commitments	¥49,357.2	¥48,232.3	¥(1,124.9)

Note:

(1)	Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.

See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the nature of the various types of guarantees and commitments.

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

Asset-backed Commercial Paper/Loan Programs

We manage several asset-backed commercial paper/loan programs that provide our clients’ off-balance-sheet and cost-effective financing. The variable interest entities used in the programs purchase assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from us backed by the assets. While customers normally continue to service the transferred receivables, we underwrite, distribute and make a market in commercial paper issued by the variable interest entities. We typically provide program-wide liquidity and credit support facilities and, in some instances, financing to the variable interest entities. We determined that we absorb a majority of expected losses or expected residual returns through the facilities and, therefore, consolidated this type of variable interest entities.

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

In addition, from time to time we establish single-issue and multi-issue special purpose entities that issue collateralized debt obligations or collateralized loan obligations, synthetic collateralized debt obligations or collateralized loan obligations or other repackaged instruments to meet clients’ and investors’ needs. We also arrange securitization transactions including commercial mortgage-backed securities and residential mortgage-backed securities mainly in Japan and others. In these transactions, we act as an underwriter, placement agent, asset manager, derivatives counterparty and/or investor for debt and equity instruments.

In certain variable interest entities, where we provide liquidity and credit support facilities, write credit protection or invest in debt or equity instruments, we determined that we absorb a majority of expected losses or expected residual returns and, therefore, consolidated the variable interest entities.

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

By design, such investments were investment grade at issuance and held by a diverse group of investors. We usually take into consideration the seniority and the share of our investments by each tranche to evaluate whether we are the primary beneficiary. The loss amount of securities and loans is generally limited to the amount invested because we have no contractual involvement in such variable interest entities beyond our investments. However, we consolidated some variable interest entities, mostly where the transactions were tailored by the third party arrangers to meet our needs as a sole investor. General information about such investments in unconsolidated variable interest entities is included in notes 3 and 4 to our consolidated financial statements included elsewhere in this annual report.

Investment Funds

We invest in various investment funds, including securities investment trusts that invest in equity and debt securities such as listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including our subsidiaries and affiliates, administer and make the investment decisions with respect to such investment funds. We determined to consolidate certain investment funds where we were the primary beneficiary as we were holding a majority of share.

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements, including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. We receive trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

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

With respect to guaranteed principal money trust products, we assume certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. We manage entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in high-grade marketable securities such as Japanese government bonds and placing cash with our subsidiary trust banks to maintain liquidity and for cash management purposes. We have determined through expected loss calculation that we do not absorb a majority of the expected losses or expected residual returns in connection with these trust arrangements but had significant variable interests and, therefore, the trust accounts are not included in our consolidated financial statements but are disclosed in the tables below regarding significant or sponsored unconsolidated VIEs.

Significant or Sponsored Unconsolidated VIEs

The tables below summarize our involvement in significant or sponsored unconsolidated VIEs as of March 31, 2008 and 2009:

	Significant or sponsored unconsolidated VIEs
As of March 31, 2008	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	1,642,466	73,962
Investments in securitization products	—	—
Investment funds	2,951,984	402,626
Trust arrangements and other	997,318	421,577

Total	¥5,591,768	¥898,165

	Significant or sponsored unconsolidated VIEs
As of March 31, 2009	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	1,417,645	43,908
Investments in securitization products	—	—
Investment funds	2,435,128	412,983
Trust arrangements and other	933,249	452,549

Total	¥4,786,022	¥909,440

Asset-backed commercial paper/loan programs include multi-seller programs managed by us, under which the related conduits purchase various types of assets from our clients, consisting mainly of account and note receivables as well as credit card receivables, auto loans, leases and other receivables. Our involvement with conduits for multi-seller programs is generally more significant than other types of conduits in terms of liquidity support and credit enhancement obligations. All of the conduits for our asset-backed commercial paper/loan programs to which we provided liquidity support or credit enhancements were consolidated VIEs as of March 31, 2009. See “—Overview—Our Special Purpose Entities—Variable Interest Entities (VIEs)” for more information on our VIEs.

Other Types of Off-balance-sheet Arrangements

See note 26 to our consolidated financial statements included elsewhere in this annual report for further descriptions of variable interest entities and securitizations.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2009:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥31,056.0	¥1,979.4	¥1,405.7	¥235.9	¥290.9	¥114.3	¥35,082.2
Certificates of deposit	9,355.3	4.2	—	—	—	—	9,359.5
Debentures	859.8	889.7	197.8	165.3	187.9	—	2,300.5
Long-term debt	827.5	479.8	1,130.9	1,045.9	704.6	3,829.1	8,017.8
Operating leases	39.5	33.6	27.2	23.7	20.0	26.0	170.0

Total	¥42,138.1	¥3,386.7	¥2,761.6	¥1,470.8	¥1,203.4	¥3,969.4	¥54,930.0

Recent Accounting Pronouncements

Accounting pronouncements issued but not yet effective

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No.07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP No.07-1”). SOP No.07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (“the Guide”). Prior to the issuance of SOP No.07-1, in May 2007, the FASB issued FSP No.FIN46(R)-7 “Application of FASB Interpretation No.46(R) to Investment Companies” (“FSP No.FIN46(R)-7”), which addresses the application of FIN No.46R by an entity that accounts for its investments in accordance with the Guide. FSP No.FIN46(R)-7 extends the scope exception for investment companies in FIN No.46R to unregistered investment companies as defined by SOP No.07-1. SOP No.07-1 was expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged, and FSP No.FIN46(R)-7 was expected to follow the adoption of SOP No.07-1. However, in February 2008, the FASB issued FSP No.SOP07-1-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP No.SOP07-1-1”) to delay the effective date of SOP No.07-1 indefinitely in order to address implementation issues. The MHFG Group does not expect that the current form of the SOP will have a material impact on its consolidated results of operations or financial condition.

In December 2007, the FASB issued SFAS No.141 (revised 2007), “Business Combinations” (“SFAS No.141R”). SFAS No.141R establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree, (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No.141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. In April 2009, the FASB issued FSP No.FAS141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP No.FAS141(R)-1”), which provides the guidance for initial recognition and measurement of all assets acquired and liabilities assumed in a business combination that arise from contingencies as well as subsequent measurement and accounting of such assets and liabilities. Relating to the merger transaction applying SFAS No.141R discussed in note 33 to our consolidated financial statements included elsewhere in this annual report, the MHFG Group expects to recognize an increase in pretax income of approximately ¥107 billion during the fiscal year ending March 31, 2010.

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

In February 2008, the FASB issued FSP No.FAS140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP No.FAS140-3”). FSP No.FAS140-3 provides that if an initial transfer of a financial asset and a repurchase financing that is entered into contemporaneously with, or in contemplation of, the initial transfer meet certain conditions, the initial transfer shall be accounted for separately from the repurchase financing. Otherwise, the initial transfer and repurchase financing should be evaluated as a linked transaction, which shall be accounted for based on the economics of the combined transactions. FSP No.FAS140-3 is effective for fiscal years beginning after November 15, 2008. Early adoption is prohibited. The MHFG Group does not expect that the adoption of FSP No.FAS140-3 will have a material impact on its consolidated results of operations or financial condition.

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

In June 2008, the EITF reached a consensus on Issue No.07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF Issue No.07-5”). EITF Issue No.07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. EITF Issue No.07-5 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The MHFG Group does not expect that the adoption of EITF Issue No.07-5 will have a material impact on its consolidated results of operations or financial condition.

In November 2008, the EITF reached a consensus on Issue No.08-6, “Equity Method Investment Accounting Considerations” (“EITF Issue No.08-6”). EITF Issue No.08-6 clarifies the accounting for (1) initial measurement, (2) decrease in investment value and (3) change in level of ownership or degree of influence related to equity method investments. EITF Issue No.08-6 is effective for reporting periods beginning after December 15, 2008. The MHFG Group does not expect that the adoption of EITF Issue No.08-6 will have a material impact on its consolidated results of operations or financial condition.

In December 2008, the FASB issued FSP No.FAS132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP No.FAS132(R)-1”). FSP No.FAS132(R)-1 requires additional disclosures about plan assets of a defined benefit pension or other postretirement plan, including investment strategies, fair value of major categories of plan assets and valuation techniques used to measure the fair value of plan assets. FSP No.FAS132(R)-1 is effective for fiscal years ending after December 15, 2009, with early adoption permitted. FSP No.FAS132(R)-1 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS107-1 and APB28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP No.FAS107-1 and APB28-1”). FSP No.FAS107-1 and APB28-1 requires disclosures about the fair value of financial instruments for interim financial reporting periods of publicly traded companies as well as in annual financial statements. The FSP also amends Accounting Principles Boards (“APB”) Opinion No.28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The FSP is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No.FAS157-4”). FSP No.FAS157-4 provides additional guidance for estimating fair value in accordance with SFAS No.157, when the volume and level of activity for the asset or liability have significantly decreased. FSP No.FAS157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP No.FAS157-4 requires detailed disclosures for debt and equity securities. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The MHFG Group does not expect that the adoption of the FSP will have a material impact on its consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP No.FAS115-2 and FAS124-2”), which amends the other-than-temporary impairment model for debt securities. FSP No.FAS115-2 and FAS124-2 requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. In addition, FSP No.FAS115-2 and FAS124-2 expands existing disclosures and requires new disclosures about other-than-temporary impairments. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The MHFG Group is currently evaluating the potential impact that the adoption of the FSP will have on its consolidated results of operations and financial condition.

In May 2009, the FASB issued SFAS No.165, “Subsequent Events” (“SFAS No.165”). SFAS No.165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No.165 is effective for interim or annual financial periods ending after June 15, 2009. The MHFG Group does not expect that the adoption of SFAS No.165 will have a material impact on its consolidated results of operations or financial condition.

In June 2009, the FASB announced that the FASB Accounting Standards Codification (“Codification”) would be officially launched on July 1, 2009. The Codification reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics, and does not change U.S. GAAP.

In June 2009, the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140” (“SFAS No.166”). SFAS No.166 requires more information about transfers of financial assets, including securitization transactions, where enterprises have continuing exposure to the risks related to the transferred financial assets. SFAS No.166 also eliminates the concept of qualifying SPE and changes the requirements for derecognizing financial assets. SFAS No.166 is effective as of the beginning of an enterprise’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.166 will have on its consolidated results of operations and financial condition.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). SFAS No.167 provides a new guidance how an enterprise determines whether the enterprise’s variable interests give it a controlling financial interest in VIEs. The determination is based on, among other things, VIE’s purpose and design, an enterprise’s ability to direct the activities of the VIE that most significantly impact the entity’s economic performance, and if an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be significant. SFAS No.167 is effective as of the beginning of an enterprise’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.167 will have on its consolidated results of operations and financial condition.

In June 2009, the FASB issued SFAS No.168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No.162” (“SFAS No.168”). SFAS No.168 replaces SFAS No.162 and establishes the Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities. SFAS No.168 is effective for interim and annual reporting periods ending after September 15, 2009. As SFAS No.168 and the Codification do not change U.S. GAAP, the adoption of SFAS No.168 will have no impact on the MHFG Group’s consolidated results of operations or financial condition.

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

	As of and for the fiscal year ended March 31, 2009
	Shareholders’ equity	Net income
	(in billions of yen)
U.S. GAAP	¥846.0	¥(1,058.4)
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	(1.0)	(83.9)
2. Investments	28.7	(89.8)
3. Loans	136.3	3.3
4. Allowances for loan losses and off-balance-sheet instruments	137.7	105.7
5. Premises and equipment	(35.1)	5.8
6. Real estate sales and leasebacks	57.2	(18.2)
7. Land revaluation	186.0	(3.0)
8. Business combinations	(14.9)	1.1
9. Non-interest-earning deposits made under government-led restructuring program	50.5	(10.7)
10. Pension liabilities	751.1	(49.6)
11. Consolidation of variable interest entities	59.2	75.1
12. Deferred taxes	(100.4)	583.7
13. Other	33.6	(49.9)

Japanese GAAP	¥2,134.9	¥(588.8)

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

Under U.S. GAAP, the election of the fair value option for financial assets and liabilities is permitted according to SFAS No. 159, while it is not permitted under Japanese GAAP. As we elected the fair value option for foreign currency denominated available-for-sale securities under U.S. GAAP on April 1, 2008, these securities were reclassified as trading securities and the entire amount of changes in their fair value are now recognized in earnings, while under Japanese GAAP, only the changes attributable to movements in foreign currency exchange rates are recognized in earnings.

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

Under U.S. GAAP, an employer is required to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets, according to SFAS No.158. Under SFAS No.158, actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. Under Japanese GAAP, they are not immediately recognized in the consolidated balance sheets and are instead amortized over a specified number of years. This results in a difference in the amount of the shareholders’ equity between U.S. GAAP and Japanese GAAP. See note 21 to our consolidated financial statements included elsewhere in this annual report for further discussion.

11.    Consolidation of variable interest entities

Under U.S. GAAP, variable interest entities are to be consolidated if we are deemed to be the primary beneficiary of the variable interest entity. Under Japanese GAAP, consolidation is not based on variable interests. We consolidate certain variable interest entities, such as entities related to asset backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products and investment funds. See note 26 to our consolidated financial statements included elsewhere in this annual report for further discussion.

12.    Deferred taxes

Under U.S. GAAP, all available evidence, both positive and negative, must be considered to determine whether, based on the weight of that evidence, deferred tax assets are realizable or whether a valuation allowance is needed. Possible sources of taxable income, which are considered to determine whether deferred tax assets are realizable, include unrealized gains on available-for-sale securities. The sources also include tax planning strategies that are prudent and feasible. Under Japanese GAAP, the assessment as to whether deferred tax assets are realizable is primarily based on estimates of future taxable income.

Additionally, differences in the carrying amount of assets and liabilities between U.S. GAAP and Japanese GAAP create temporary differences that result in differences in deferred tax assets and liabilities.

13.    Other

This adjustment reflects the effects of miscellaneous items that are not individually material.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

The following table provides information regarding our directors and corporate auditors as of June 30, 2009:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Terunobu Maeda (Jan. 2, 1945)	Chairman (since Apr. 2009)	Apr. 1968	Joined The Fuji Bank, Limited	June 2011
		June 1995	Director/General Manager of Credit Planning Division
		Apr. 1996	Director/General Manager of Corporate Planning Division
		May 1997	Managing Director
		Jan. 1998	Managing Director/Head of Public and Financial Institutions Group
		May 1999	Managing Director/Chief Financial Officer
		May 2001	Deputy President/Chief Financial Officer (until Mar. 2002)
		Jan. 2002	Director of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.)
		Apr. 2002	President & CEO (until Apr. 2007)
		Jan. 2003	President & CEO of Mizuho Financial Group, Inc.
		Apr. 2009	Chairman (current)
Takashi Tsukamoto (Aug. 2, 1950)	President & CEO (since Apr. 2009) (Representative Director) Head of Human Resources Group Chief Human Resources Officer	Apr. 1974	Joined The Dai-Ichi Kangyo Bank, Limited	June 2010
		Apr. 2002	Executive Officer/General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
		Mar. 2003	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of Mizuho Financial Group, Inc.
		Feb. 2004	Managing Executive Officer/Head of Risk Management Group and Head of Human Resources Group

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2004	Managing Executive Officer/Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
		Mar. 2006	Managing Director/Chief Strategy Officer and Chief Financial Officer
		Apr. 2007	Deputy President
		Apr. 2008	Deputy President-Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2008	President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2009)
		June 2008	Deputy President/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2009	President & CEO/Head of Human Resources Group (current)

Tetsuji Kosaki (Jan. 27, 1952)	Deputy President (since June 2009) (Representative Director) Head of Financial Control and Accounting Group Chief Financial Officer	Apr. 1976	Joined The Industrial Bank of Japan, Limited	June 2011
		Mar. 2003	Executive Officer/Senior Corporate Officer of Strategic Planning Group of Mizuho Corporate Bank, Ltd.
		Apr. 2004	Managing Executive Officer (until June 2004)
		Apr. 2004	Managing Executive Officer/Head of Strategic Planning Group and Head of Audit and Compliance Group of Mizuho Financial Group, Inc.
		June 2004	Managing Director/Head of Strategic Planning Group and Head of Audit and Compliance Group
		Oct. 2004	Managing Director/Head of Strategic Planning Group
		June 2005	Managing Director/Head of Strategic Planning Group and Head of IT, Systems & Operations Group

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2007	Director (until June 2007)
		Apr. 2007	Deputy President of Mizuho Bank, Ltd.
		Apr. 2009	Deputy President-Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2009	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)
		June 2009	Deputy President/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc. (current)
Hajime Saito (July 7, 1956)	Managing Director (since June 2009) Head of Internal Audit Group Chief Auditor	Apr. 1979	Joined The Dai-Ichi Kangyo Bank, Limited	June 2011
		Apr. 2004	General Manager of Financial Planning of Mizuho Financial Group, Inc.
		Mar. 2006	Executive Officer/General Manager of Treasury Division of Mizuho Bank, Ltd.
		Apr. 2008	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of Mizuho Financial Group, Inc.
		Apr. 2009	Managing Executive Officer/Head of Internal Audit Group
		June 2009	Managing Director/Head of Internal Audit Group (current)
Satoru Nishibori (Mar. 2, 1953)	Director (since June 2009) President & CEO of Mizuho Bank, Ltd.	Apr. 1975	Joined The Fuji Bank, Limited	June 2011
		Apr. 2002	Executive Officer/General Manager of Financial Planning Division of Mizuho Corporate Bank, Ltd.
		Dec. 2002	Executive Officer/Senior Corporate Officer of Financial Control and Accounting Group

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2004	Managing Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		June 2004	Managing Director/Head of Financial Control and Accounting Group
		Apr. 2007	President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2008)
		Apr. 2008	Director of Mizuho Financial Group, Inc. (until June 2008)
		Apr. 2008	Deputy President of Mizuho Bank, Ltd.
		Apr. 2009	President & CEO (current)
		June 2009	Director of Mizuho Financial Group, Inc. (current)
Yasuhiro Sato (Apr. 15, 1952)	Director (since June 2009) President & CEO of Mizuho Corporate Bank, Ltd.	Apr. 1976	Joined The Industrial Bank of Japan, Limited	June 2011
		Mar. 2003	Executive Officer/Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.
		Apr. 2004	Managing Executive Officer
		Mar. 2006	Managing Director/Head of Corporate Banking Unit
		Apr. 2007	Deputy President/Chief Auditor
		Apr. 2009	President & CEO (current)
		June 2009	Director of Mizuho Financial Group, Inc. (current)
Akihiko Nomiyama(1) (June 15, 1934)	Director (since June 2007) Special Advisor of NIPPON MINING HOLDINGS, INC.	Apr. 1957	Joined Nippon Mining Co., Ltd.	June 2011
		June 1984	Director
		June 1989	Managing Director
		Dec. 1992	Managing Director of Nikko Kyodo Co., Ltd.
		Dec. 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2000	Chairman, President and CEO (Representative Director)
		Apr. 2002	Chairman and CEO (Representative Director)
		Sep. 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor (current)
		June 2007	Director of Mizuho Financial Group, Inc. (current)
Mitsuo Ohashi(1) (Jan. 18, 1936)	Director (since June 2005) Director and Chairman of the Board of Directors of Showa Denko K.K.	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2011
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director/General Manager of Corporate Planning Division
		Mar. 1993	Managing Director
		Mar. 1995	Senior Managing Director
		Mar. 1997	President and Chief Executive Officer
		Jan. 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Director of Mizuho Financial Group, Inc. (current)
		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K. (current)
Kanemitsu Anraku(1) (Apr. 21, 1941)	Director (since June 2007)	Apr. 1964	Joined Nissan Motor Co., Ltd.	June 2011
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		Apr. 2000	Vice Chairman (member of the board of directors)
		June 2000	Vice Chairman

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd. (until June 2007)
		June 2007	Director of Mizuho Financial Group, Inc. (current)

Tsuneo Muneoka (May 14, 1951)	Corporate Auditor (since June 2008)	Apr. 1976	Joined The Industrial Bank of Japan, Limited	June 2012
		Apr. 2004	Executive Officer/General Manager of Financial Planning Division of Mizuho Bank, Ltd.
		Apr. 2005	Managing Executive Officer
		Apr. 2008	Advisor
		June 2008	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Tsuneo Morita (Apr. 29, 1954)	Corporate Auditor (since June 2009) Corporate Auditor of Mizuho Securities Co., Ltd.	Apr. 1978	Joined The Fuji Bank, Limited	June 2013
		Aug. 2003	General Manager of Administration of Mizuho Financial Group, Inc.
		Mar. 2006	Executive Officer/General Manager of Administration
		Apr. 2008	Managing Executive Officer/Head of Internal Audit Group
		June 2008	Managing Director/Head of Internal Audit Group
		Apr. 2009	Director
		June 2009	Corporate Auditor (current)
		June 2009	Corporate Auditor of Mizuho Securities Co., Ltd. (current)

Yukio Nozaki(2) (Aug. 19, 1931)	Corporate Auditor (since Jan. 2003) Corporate Auditor of Mizuho Corporate Bank, Ltd. Corporate Auditor of Mizuho Bank, Ltd.	Apr. 1956	Assistant Judge of the Tokyo District Court	June 2011
		Mar. 1992	President of the Sendai High Court
		Mar. 1993	President of the Nagoya High Court
		Aug. 1996	Resigned from judge

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Oct. 1996	Registered as attorney at law (Daiichi Tokyo Bar Association)

		June 1997	Corporate Auditor of The Dai-Ichi Kangyo Bank, Limited (until Mar. 2002)

		Sep. 2000	Corporate Auditor of Mizuho Holdings, Inc. (until Mar. 2003)

		Apr. 2002	Corporate Auditor of Mizuho Corporate Bank, Ltd. (current)

		Jan. 2003	Corporate Auditor of Mizuho Financial Group, Inc. (current)

		Mar. 2006	Corporate Auditor of Mizuho Bank, Ltd. (current)

Masahiro Seki(2) (Sep. 11, 1934)	Corporate Auditor (since June 2006)	Apr. 1959	Joined Deloitte Haskins & Sells, Tokyo Office	June 2010

		June 1987	General Representative

		Feb. 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu

		June 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants

		Oct. 2000	Visiting Professor of Graduate School of International University of Japan

		Apr. 2001	Professor of Graduate School (until Mar. 2004)

		June 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (until June 2006)

		Apr. 2004	Established Seki Certified Public Accountants

		June 2006	Senior Advisor of the non-profit organization, Japanese Institute of International Accounting Education (current)

		June 2006	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Masami Ishizaka(2) (Dec. 5, 1939)	Corporate Auditor (since June 2008)	Apr. 1963 June 1993	Joined Ministry of Finance Director-General of the Financial Bureau	June 2012

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency
		July 1995	Administrative Vice Minister
		July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan
		July 1998	Executive Vice President of Japan National Oil Corporation
		Mar. 2004	Advisor
		July 2004	Vice Chairman of The General Insurance Association of Japan
		Sep. 2007	Chairman of Okura Zaimu Kyokai (current)
		June 2008	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Messrs. Nomiyama, Ohashi and Anraku satisfy the requirements for an “outside director” under the Company Law of Japan.
(2)	Messrs. Nozaki, Seki and Ishizaka satisfy the requirements for an “outside corporate auditor” under the Company Law of Japan.

Executive Officers

The following table provides information about our executive officers as of June 30, 2009, other than information regarding those that are also directors and listed above:

Name (date of birth)	Current positions and principal outside positions	Business experience
Takeo Nakano (June 28, 1956)	Managing Executive Officer (since Apr. 2009) Head of Risk Management Group Head of Compliance Group In charge of Financial Control and Accounting Group Chief Risk Officer Chief Compliance Officer	Apr. 1980	Joined The Fuji Bank, Limited
		Apr. 2004	Senior Corporate Officer of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd.
		Apr. 2007	Executive Officer/General Manager of Kobunacho Branch of Mizuho Bank, Ltd.
		Apr. 2009	Managing Executive Officer/Head of Risk Management Group, Head of Compliance Group and In charge of Financial Control and Accounting Group of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience
Daisaku Abe (June 20, 1957)

Managing Executive Officer (since Apr. 2009)

Head of Strategic Planning Group

Head of IT, Systems & Operations Group

General Manager of Group Strategic Planning

Chief Strategy Officer

Chief Information Officer

		Apr. 1980	Joined The Industrial Bank of Japan, Limited
		Apr. 2002	Deputy General Manager of IT & Systems Planning Division of Mizuho Corporate Bank, Ltd.
		Apr. 2005	General Manager of Administration Division
		Mar. 2006	General Manager of Executive Secretariat
		Apr. 2007	Executive Officer/General Manager of Executive Secretariat
		Apr. 2009	Managing Executive Officer/Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc. (current)
Shin Kuranaka (Oct. 5, 1957)	Executive Officer (since Apr. 2009) General Manager of Human Resources	Apr. 1981	Joined The Industrial Bank of Japan, Limited
		Apr. 2003	Joint General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
		Mar. 2006	General Manager of Career Development Division
		Apr. 2007	General Manager of Human Resources of Mizuho Financial Group, Inc.
		Apr. 2009	Executive Officer/General Manager of Human Resources (current)
Masakane Koike (July 9, 1959)	Executive Officer (since Apr. 2009) General Manager of Financial Planning	Apr. 1982	Joined The Dai-ichi Kangyo Bank, Limited
		July 2003	Corporate Officer of Financial Control & Accounting Group and Deputy General Manager of Accounting Division of Mizuho Corporate Bank, Ltd.
		Apr. 2007	General Manager of Credit Coordination Division
		Apr. 2008	General Manager of Financial Planning of Mizuho Financial Group, Inc.
		Apr. 2009	Executive Officer/General Manager of Financial Planning (current)

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

The aggregate compensation, including bonuses and stock compensation-type stock options (stock acquisition rights) but excluding retirement allowances, paid by Mizuho Financial Group and its subsidiaries to the directors and corporate auditors of Mizuho Financial Group during the fiscal year ended March 31, 2009 was ¥673 million and ¥93 million, respectively.

Mizuho Financial Group and some of its subsidiaries, abolished their respective retirement allowance programs for directors and officers. At the ordinary general meeting of shareholders held in June 2008, Mizuho Financial Group and such subsidiaries obtained shareholders’ approval for a payment of lump sum retirement allowances for directors and corporate auditors (other than those elected after such shareholders’ meeting) at the time of their respective retirement. Mizuho Financial Group and such subsidiaries set aside an aggregate of ¥87 million for such retirement allowances for the directors and corporate auditors of Mizuho Financial Group. The amount of reserves set aside by subsidiaries that continue their retirement allowance program for the payment of retirement allowances for directors and corporate auditors of Mizuho Financial Group for the fiscal year ended March 31, 2009 was ¥1 million.

In conjunction with the abolishment of the retirement allowance program, we obtained shareholder’s approval for the introduction of stock acquisition rights for the directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently resolved to allot an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, our directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. Our evaluation of the value of each stock acquisition right was ¥190,910 as of March 31, 2009.

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

To ensure transparency and objectivity in personnel matters relating to directors, we have established a nominating committee and a compensation committee. Each committee is comprised of six members, of whom three are outside directors.

For additional information on our directors and corporate auditors and our board practices, see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Directors and Corporate Auditors” and “Item 10.B. Additional Information—Memorandum and Articles of Association.”

The rights of holders of American Depositary Receipts, or ADRs, which evidence ADSs, including such ADR holders’ rights relating to corporate governance practices, are governed by the deposit agreement, which is included as Exhibit 2.3 to this annual report.

Corporate Governance Practices

Companies listed on the New York Stock Exchange, or NYSE, must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However,

NYSE-listed companies that are foreign private issuers meeting certain criteria, such as us, are permitted to follow home country practices in lieu of certain provisions of Section 303A, and we are relying on this exemption. See “Item 16G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. companies.

6.D. Employees

As of March 31, 2007, 2008 and 2009, we had 47,449, 49,114 and 50,191 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 18,988 temporary employees during the fiscal year ended March 31, 2009.

The following tables show our full-time employees as of March 31, 2009 and average number of temporary employees for the fiscal year ended March 31, 2009, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Global Corporate Group	12,520	1,348
Global Retail Group	27,716	16,660
Global Asset & Wealth Management Group	5,347	583
Others	4,608	397

Total	50,191	18,988

Business segment	Number of full-time employees	Average number of temporary employees
Japan	93.9%	99.9%
Americas	1.4	0.1
Europe	1.4	0.0
Asia/Oceania (excluding Japan) and others	3.2	0.0

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2009:

Directors	Number of shares owned
Terunobu Maeda	133,770
Takashi Tsukamoto	48,840
Tetsuji Kosaki	108,480
Hajime Saito	12,000
Satoru Nishibori	47,100
Yasuhiro Sato	15,880
Akihiko Nomiyama	3,100
Mitsuo Ohashi	—
Kanemitsu Anraku	7,000

Corporate Auditors	Number of shares owned
Tsuneo Muneoka	12,620
Tsuneo Morita	17,150
Yukio Nozaki	67,800
Masahiro Seki	1,000
Masami Ishizaka	27,100

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

We have two employee stock ownership plans under which participating employees of the companies listed below are able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that these plans held as of March 31, 2009:

	As of March 31, 2009
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Corporate Bank Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute	48,417,470
Mizuho Group Employee Stock Ownership Plan	Mizuho Securities	493,100

Total		48,910,570

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2009:

	As of March 31, 2009
Name	Number of shares owned	Percentage of issued shares(1)
Japan Trustee Services Bank, Ltd. (trustee account)	613,467,800	5.49%
Japan Trustee Services Bank, Ltd. (trustee account 4G)	608,481,100	5.44
The Master Trust Bank of Japan, Ltd. (trustee account)	421,309,500	3.77
The Dai-ichi Mutual Life Insurance Company	209,950,000	1.88
Japan Trustee Services Bank, Ltd. (trustee account 4)	160,188,100	1.43
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000,000	1.23
Nippon Life Insurance Company	132,630,760	1.19
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders	130,047,800	1.16
SSBT OD05 Omnibus Account China Treaty Clients	129,380,041	1.16
Trust & Custody Services Bank, Ltd. (securities investment trust account)	81,606,500	0.73

Total	2,624,061,601	23.47%

Note:

(1)	Percentage of number of shares owned within the total number of issued shares (including treasury stock).

As of March 31, 2009, there were 184 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 6% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2009 consisted of eleventh series class XI and thirteenth series class XIII preferred stock, all of which are non-voting. The following table sets forth information regarding the combined ownership of shares of eleventh series class XI preferred stock and thirteenth series class XIII preferred stock by our ten largest shareholders of preferred stock as of March 31, 2009, as appearing on the register of preferred shareholders:

	As of March 31, 2009
Name	Number of shares owned	Percentage of issued shares
Goldman, Sachs & Co. REG	46,164,000	4.85%
Credit Swisse First Boston Europe PB Sec Int Non-Treaty Client	45,690,000	4.80
UBS AG London A/C Ipb Segregated Client Account	41,195,000	4.33
Morgan Stanley & Co. International plc	40,945,000	4.30
The Dai-ichi Mutual Life Insurance Company	27,000,000	2.84
Meiji Yasuda Life Insurance Company	25,000,000	2.63
Nomura Intl PLC A/C CB Client	20,645,000	2.17
Sompo Japan Insurance Inc.	19,000,000	2.00
Morgan Stanley & Co. Inc.	18,790,000	1.97
BNP Paribas London Branch for BNPPPB Evotok	16,350,000	1.72

Total	300,779,000	31.61%

As of March 31, 2009, there were 11 record holders of our preferred stock with addresses in the United States, whose shareholdings represented approximately 8% of our outstanding preferred stock on that date. As of the record date on March 31, 2009, “securities companies” and “foreign investors” in aggregate accounted for approximately 35% (in terms of the number of issued and outstanding shares) of the eleventh series class XI preferred stock.

The following table shows the shares of preferred stock that we issued to, and repurchased from, the Resolution and Collection Corporation during the past three years:

Class of preferred stock	Date of repurchase	Number of shares repurchased	Original issue price	Repurchase price
			(in billions of yen)
Fourth series class IV preferred stock	July 4, 2006	150,000	¥300.0	¥301.9
Sixth series class VI preferred stock	July 4, 2006	150,000	300.0	301.6

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2009, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2009, none of our directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2009.

During the fiscal year ended March 31, 2009, no loans were made to our directors or executive officers or corporate auditors other than in the normal course of business, on normal commercial terms and conditions.

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

Dividend Policy

We are pursuing “strengthening of stable capital base” and “steady returns to shareholders” as its “disciplined capital management.”

Based on the above policy, with respect to the year-end cash dividend of common stock for the fiscal year ended March 31, 2009, despite the considerable worsening of our consolidated financial results compared with the previous fiscal year, from the standpoint of providing regular stable dividend payments to our shareholders, we made dividend payments of ¥10 per share, which is the same level as the previous fiscal year, in view of the level of retained earnings and other factors. With respect to each class of preferred stock, we made dividend payments as prescribed.

Although our Articles of Incorporation provide for our ability to pay an interim dividend to shareholders of record as of September 30 in each year pursuant to Article 454 Paragraph 5 of the Company Law, we have been paying only the annual dividend.

The payment of any annual dividends is subject to the authorization by a general meeting of shareholders, while the payment of any interim dividend may be made by resolution of our board of directors.

We will apply retained earnings to funds for strengthen our financial condition and to the development of our business going forward.

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

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs since their listing on November 8, 2006:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2007 (from November 8, 2006)	$15.35	$12.74	46,049
2008	14.95	7.01	164,439
2009	12.00	3.26	420,986
2008:
First quarter	14.95	11.99	48,337
Second quarter	14.44	10.37	109,086
Third quarter	12.36	9.14	243,454
Fourth quarter	9.76	7.01	258,617
2009:
First quarter	11.45	7.44	322,107
Second quarter	12.00	6.74	433,753
Third quarter	8.89	3.56	465,130
Fourth quarter	6.67	3.26	465,017
2010:
First quarter	5.70	3.72	400,287
Most recent six months:
February	5.14	3.67	447,779
March	4.90	3.26	469,205
April	4.55	3.72	615,020
May	5.32	4.17	328,144
June	5.70	4.61	260,901
July	4.85	4.02	564,446
August (through August 18)	5.02	4.65	246,577

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed. The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

Fiscal years ended/ending March 31,	Price per share		Average daily trading volume
	High	Low
			(shares)
2005(1)	¥560,000	¥391,000	90,873
2006(1)	969,000	469,000	93,074
2007(1)	1,030,000	733,000	78,245
2008(1)	911,000	360,000	120,603
2009(2)	606	166	184,530,927
2008:
First quarter(1)	911,000	707,000	83,015
Second quarter(1)	876,000	586,000	121,468
Third quarter(1)	727,000	499,000	128,624
Fourth quarter(1)	539,000	360,000	150,764
2009:
First quarter(1)	606,000	364,000	218,046
Second quarter(1)	597,000	378,000	171,448
Third quarter(1)	466,000	190,000	209,333
Fourth quarter	299	166	139,320,754
2010:
First quarter	274	188	203,334,564
Most recent six months:
February	233	173	127,358,611
March	235	166	175,825,190
April	220	188	219,174,600
May	263	202	228,883,911
June	274	224	167,310,518
July	236	187	223,093,641
August (through August 19)	240	219	183,940,938

Notes:

(1)	Under the new central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The price and volume figures in the above table prior to December 31, 2008 are figures before such allotment was made.
(2)	The price and volume figures prior to December 31, 2008 are adjusted to reflect the allotment of shares or fractions of a share without consideration at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share.

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

Our ADSs have been listed on the New York Stock Exchange since November 8, 2006 and are quoted under the ticker symbol “MFG.”

On January 4, 2009, we abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. Allotment of shares was made at the rate of 999 shares per 1 share, which in effect increased the number of shares held by shareholders by 1,000 times. In addition, we lowered the current minimum investment amount with respect to our common stock to one tenth by reducing the number of shares constituting 1 unit of shares from 1,000 shares to 100 shares. In conjunction with these changes, we changed the ADSs conversion ratio from 500 ADSs to 1 common share to 1 ADS to 2 common shares.

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

Restriction on Distribution of Surplus

Payment of annual dividends on shares of common stock is subject to the prior payment of dividends on shares of preferred stock of ¥20 per share of eleventh series class XI preferred stock and ¥30 per share of thirteenth series class XIII preferred stock. Payment of an interim dividend on shares of our common stock is also subject to the prior payment of an interim preferred dividend of one-half the annual preferred dividend amount on the shares of the two series of preferred stock.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2009.

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

Abolishment of Fractional Share System

With the implementation of the electronic share certificate system under the Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlements of Trades of Stocks and Other Securities (Law No. 88 of 2004) which became effective on January 5, 2009, all listed shares became eligible for book-entry transfer. However, because fractional shares are not eligible for book-entry transfer and are no longer handled under the new “book-entry transfer system” after the implementation of the electronic share certificate system, we implemented the allotment of shares or fractions of a share without consideration to the shareholders or the holders of fractional shares in order to abolish all the fractional shares. Shares and fractions of a share were allotted on January 4, 2009 in proportion to the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the holders thereof, in each case without any additional consideration, at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share. As a result, currently there are no outstanding fractional shares.

Unit Share System

We have adopted the unit share system under which shareholders will have one voting right for each unit of shares consisting of 100 shares held by them at general meetings of shareholders or at meetings of holders of a particular class of shares, and shares constituting less than a full unit will carry no voting rights. See “—Preferred Stock—Voting Rights” for information on the voting rights that holders of preferred stock may have at general meetings of shareholders. Our articles of incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights, except for those specified in an ordinance of the Ministry of Justice which include rights (i) to receive dividends, (ii) to receive cash or other assets in case of a consolidation or split of shares, share exchange or share transfer, or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Holders of shares constituting less than a full unit may at any time request us to purchase such shares constituting less than a full unit (a) at the current market price as determined pursuant to the Company Law in cases of such shares having a market price or (b) at the price as determined through negotiations between the holders of shares constituting less than a full unit and us in cases where such shares have no market price, which request may not be withdrawn without our consent. In addition, holders of shares constituting less than a full unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of shares; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate such request. The board of directors may reduce the number of shares constituting one unit of shares or cease to use the unit share system by amendments to the articles of incorporation without a special resolution of the general meeting of shareholders which would otherwise be required.

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

Voting Rights

Our shareholders have one voting right for each unit of shares held by them (regarding the voting rights held by holders of preferred stock, see “—Preferred Stock—Voting Rights”).

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

Issue of Additional Shares and Pre-emptive Rights

Holders of the common stock have no pre-emptive rights. Authorized but unissued shares of common stock may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares of common stock at a “specially favorable” price mentioned in “—Voting Rights.” The board of directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights to new shares of the same class, in which case they must be given on uniform terms to all shareholders of that class as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire (but see “—Preferred Stock—Issue of Additional Shares and Pre-emptive Rights” regarding our preferred stock).

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

Japan Securities Depository Center, Inc. (“JASDEC”) is required to give us notice of the names and addresses of our shareholders, the numbers of shares held by them and other relevant information as of such record date promptly after we set each record date.

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

In the case of 2. above, any other shareholder may make a request to a representative director to be included as a seller in the proposed purchase, unless the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in 2. above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

Reporting of Substantial Shareholders

The Financial Instruments and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the company’s total issued share capital. Copies of each report must also be furnished to the company issuing the shares and to all the Japanese stock exchanges on which the shares are listed.

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

Transfer of Shares

At present, JASDEC is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of listed shares under the Law Concerning Book-Entry

Transfer of Corporate Bonds, Stocks, etc. (Law No. 75 of 2001, including regulations promulgated thereunder; the “Book-entry Law”). Under the new clearing system, in order for any person to hold, sell or otherwise dispose of listed shares, such person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Law, and only those financial institutions that meet further stringent requirements of the Book-entry Law can open accounts directly at JASDEC. Under the Book-entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. Under the Company Law and the Book-entry Law, in order to assert shareholders’ rights against us, a shareholder must have its name and address registered in our register of shareholders, except in limited circumstances. Under the new clearing system, such registration is made upon our receipt of necessary information from JASDEC. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.

Under the new clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on Japanese stock exchanges.

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

General

Under our articles of incorporation, we are authorized to issue 1,369,512,000 shares of class XI preferred stock, 1,500,000,000 shares of class XII preferred stock and 1,500,000,000 shares of class XIII preferred stock.

As of March 31, 2009, 914,752,000 shares of eleventh series class XI preferred stock and 36,690,000 shares of thirteenth series class XIII preferred stock were issued and there were no fractional shares of each series of preferred stock.

Preferred Dividends

Payment of annual dividends on shares of common stock is subject to the prior payment on shares of preferred stock. The amount of preferred dividends for each type of outstanding preferred stock is as follows:

•

Eleventh series class XI preferred stock bears an annual non-cumulative dividend of ¥20 per share, and in the event we pay an interim dividend, holders are entitled to receive ¥10 per share in preference to common shares.

•

Thirteenth series class XIII preferred stock bears an annual non-cumulative dividend of ¥30 per share, and in the event we pay an interim dividend, holders are entitled to receive ¥15 per share in preference to common shares.

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of shares of our preferred stock will be entitled, equally in rank as among themselves and in preference over shares of common stock, to receive out of our residual assets upon liquidation a distribution of ¥1,000 per share in the case of eleventh series class XI and thirteenth series class XIII preferred stock.

Holders of shares of our preferred stock are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of preferred stock has a right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Company Law or other applicable law or our articles of incorporation. Under our articles of incorporation, holders of units of our preferred stock will be entitled to receive notice of, and to vote at, general meetings of shareholders:

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

Acquisition of Preferred Stock

We may, if required, subject to regulatory approval, acquire any shares of the preferred stock then outstanding at any time out of the Distributable Amount (as defined in “—Common Stock—Dividends— Restriction of Dividends”). We may also, acquire all or a portion of the thirteenth series class XIII preferred stock on or after April 1, 2013 at a price of ¥1,000 per share, with the equivalent amount of preferred dividends accrued to such acquisition, without consent of the holders of shares of such preferred stock. When a portion of a certain class of preferred stock is acquired, such acquisition shall be made from each holder thereof in number of shares determined by way of a lot or pro rata allocation.

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

Conversion

Our articles of incorporation provide that holders of class XI or XII (currently not in issue) preferred stock may, at their option, convert their shares to common stock by requesting us to acquire such shares and issue or transfer common stock to them. Other classes of our preferred stock outstanding are non-convertible.

Our articles of incorporation also provide that class XI or XII (currently not in issue) preferred stock outstanding on the last day of the acquisition period will be mandatorily acquired by us on the immediately following day (the “mandatory conversion date”) in consideration of shares of common stock of which number shall be calculated at the then-current market price per share of our common stock (the “mandatory conversion price”).

Eleventh series class XI preferred stock may, at the option of the holder thereof, be acquired at any time from July 1, 2008 to June 30, 2016 in consideration of shares of common stock of which number shall be calculated at ¥303.50, subject to anti-dilution adjustments due to, among other things, issuance of new shares of our common stock at issue price below the market price. For the purpose of determining the mandatory conversion price and the conversion price adjusted pursuant to the anti-dilution clause, the market price shall mean the average price of daily closing prices of our common stock on the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the mandatory conversion date or the date on which the conversion price after the adjustment becomes effective, respectively. Anti-dilution adjustments are triggered upon an issuance of common stock at prices that are lower than the then current market price, stock splits and free allotments of common stock, and other similar events, so that the impact of these events are properly reflected in the conversion price.

The anti-dilution adjustments will be made in accordance with the following formula.

		Number of shares of	Number of shares of common stock ×	Subscription money per
Conversion	Conversion	common stock +	to be newly issued	share
price after =	price before ×	already issued	Current market price per share
adjustment(1)	adjustment(1)	Number of shares of	Number of shares of
		common stock already +	commons stock to be newly
		issued	issued

Note:

(1)	Conversion of the preferred stock is conducted through the acquisition of the relevant shares of preferred stock by Mizuho Financial Group followed by the delivery of the applicable number of shares of common stock. As such, the word “acquisition” is used in lieu of “conversion” in our articles of incorporation.

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

Generally, a non-resident holder of shares of our common stock or ADSs is subject to Japanese income tax collected by way of withholding on dividends paid by us, and such tax will be withheld prior to payment of dividends. Stock splits are, in general, not a taxable event.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20% under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any individual who holds 5% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012.

Under the income tax treaty between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a qualified United States resident eligible to enjoy treaty benefits that is either a corporation owning, directly or indirectly, less than 10% of the voting stock of a Japanese corporation or an individual is generally reduced to 10% of the gross amount actually distributed, except where such United States resident conducts business in Japan through a permanent establishment situated therein and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock or ADSs. A non-resident holder of shares of our common stock who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide such application service. With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the Depositary or its Agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under “—Japanese Taxation” above, if the Japanese statutory rate is lower than the maximum applicable Treaty rate, the Japanese statutory rate will be applicable. If the statutory rate applicable to you is higher than the maximum Treaty rate, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations, the Japanese tax withheld may be creditable against the U.S. holder’s U.S. federal income tax liability or may be claimed as a deduction from the U.S. holder’s federal adjusted gross income provided that the U.S. holder elects to deduct all foreign taxes paid on the same taxable year. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” Further, in certain circumstances, if a U.S. holder:

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

Passive Foreign Investment Company Rules

Based on our projected composition of income and valuation of assets, including goodwill, we do not believe that we will be a passive foreign investment company (“PFIC”) for this year and do not expect to become one in the future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets. In addition, this determination is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect (the “Proposed Regulations”) and are subject to change in the future. The Proposed Regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income and assets derived in the banking business for purposes of the PFIC rules. Although we believe we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.

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

Alternatively, a U.S. holder could make a mark-to-market election provided that shares or ADSs are regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. holders of ADSs because the ADSs are listed on the New York Stock Exchange which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Under current law, the mark-to-market election may be available to U.S. holders of shares because the shares are listed on the Tokyo Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the shares will be “regularly traded” for purposes of the mark-to-market election. In addition, a U.S. holder of shares in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to U.S. holders of common stock because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

If a U.S. holder holds shares or ADSs in any year in which we are classified as a PFIC, such holder would be required to file IRS Form 8621.

U.S. holders should consult their own tax advisors concerning the determination of our PFIC status and the U.S. federal income tax consequences of holding shares or ADSs if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or ADSs or the proceeds from the sale, exchange or redemption of the shares or ADSs paid within the United States, and, in some cases, outside of the United States, to you, unless you are an exempt recipient, such as a corporation. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or fail either to report interest and dividends required to be shown on your U.S. federal income tax returns or make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

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

Approach to Basel II

The BIS Regulations, the regulations for international standards of the health of banks first implemented in 1992, have been revised in light of developments in risk management methods in order to better reflect the actual substance of the risks. These amended regulations, known as “Basel II,” focus on three main points. The first is minimum capital requirements relating to risk which should be maintained by banks, with respect to which the calculation method for credit risk was changed and operational risk was added. The second includes a supervisory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure. We have obtained the necessary approvals from government authorities on calculation methods for each type of risk and have been calculating capital adequacy ratios based on Basel II from March 31, 2007, when the Basel II was implemented in Japan. With regard to credit risk, we have been applying the Advanced Internal Ratings-Based Approach, the most sophisticated of the three methods provided for by Basel II, from March 31, 2009. In addition, we are planning to apply the advanced measurement approach for operational risk and are making preparations related thereto.

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

Our Response to Dislocation in Global Financial Markets

The dislocation in global financial markets stemming from the U.S. subprime loan issues that began in the fiscal year ended March 31, 2008 worsened during the fiscal year ended March 31, 2009. Based on such market environment, we have (i) strengthened the cash management of foreign currencies, (ii) strengthened the management of maximum exposure limits for securitization and other products, (iii) strengthened the monitoring of trading of securitization and other products and (iv) conducted measurement of the amount of risk capital of securitization and other products based on stress testing.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2009, and the corresponding paired distribution of profits and losses:

We had one case where profits/losses exceeded value-at-risk during the period.

Because the value-at-risk method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. In addition, we conduct stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity stemming from the U.S. subprime loan issues. The table below shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

Assumed maximum loss results	As of March 31, 2009
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥37.2
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	¥50.0

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

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 8.5% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital decreased from the previous fiscal year due mainly to the reduction of interest rate risk related to the U.S. dollar for the fiscal year ended March 31, 2009.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2007	¥626.1	¥8,841.3	7.1%
As of March 31, 2008	679.3	7,708.3	8.8
As of March 31, 2009	532.4	6,226.9	8.5
Effect of yen interest rate	416.0
Effect of dollar interest rate	67.8
Effect of euro interest rate	36.6

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

Value-at-Risk

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

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2007, 2008 and 2009 and as of March 31, 2007, 2008 and 2009:

	Fiscal year ended March 31, 2007			As of March 31, 2007
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.9	¥1.4	¥1.5
Foreign exchange	1.2	4.0	0.5	1.8
Equities	1.8	3.5	0.7	1.8
Commodities	0.2	0.4	0.0	0.3

Total	¥4.3	¥6.5	¥3.2	¥3.9

	Fiscal year ended March 31, 2008			As of March 31, 2008
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.8	¥1.5	¥2.6
Foreign exchange	2.0	6.4	0.9	4.4
Equities	1.6	2.8	0.8	1.3
Commodities	0.2	0.3	0.1	0.1

Total	¥4.4	¥7.9	¥3.0	¥6.7

	Fiscal year ended March 31, 2009			As of March 31, 2009
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.9	¥1.6	¥2.2
Foreign exchange	2.4	5.1	1.0	2.6
Equities	1.3	2.3	0.3	0.5
Commodities	0.2	0.3	0.0	0.0

Total	¥4.7	¥7.7	¥3.3	¥3.8

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2009:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2007	2008	2009	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥3.9	¥6.7	¥3.8	¥(2.9)
Maximum	6.5	7.9	7.7	(0.2)
Minimum	3.2	3.0	3.3	0.3
Average	4.3	4.4	4.7	0.3
The number of cases where profits/losses exceeded VaR	no cases	no cases	1

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategic equity portfolio for the year ended March 31, 2009.

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2007	2008	2009	Change
	(in billions of yen)
As of fiscal year end	¥213.2	¥258.6	¥248.2	¥(10.4)
Maximum	251.5	303.9	335.9	32.0
Minimum	103.1	160.5	173.3	12.8
Average	179.4	226.8	251.5	24.7

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

	As of March 31,			Change
	2007	2008	2009
	(in billions of yen)
Up to one year	¥(6)	¥(7)	¥(9)	¥(2)
From one to five years	(21)	(14)	(25)	(11)
Over five years	(20)	(27)	(18)	8

Total	¥(48)	¥(48)	¥(53)	¥(5)

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,		Change
	2008	2009
	(in billions of yen)
Calculated using standardized measurement method	¥112.9	¥64.1	¥(48.8)
Calculated using internal models	51.2	43.2	(8.0)

Total market risk equivalent	¥164.2	¥107.3	¥(56.8)

Note:

VaR used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

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

•      Conduct training and development programs by headquarters.

•      Introduce information technology, office automation and centralization for operations.

•      Improve the effectiveness of emergency responses by holding drills.

	Definition	Principal Risk Management Methods
Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•      Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•      Collect and distribute legal information and conduct internal training programs.

•      Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.	• Conduct employee satisfaction surveys. • Understand the status of vacation days taken by personnel. • Understand the status of voluntary resignations.

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or defects in asset maintenance.

•      Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•      Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2009 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2009 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2009.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2009, which appears on page F-3.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC (“E&Y”), our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2008 and 2009 are presented in the following table:

	Fiscal year ended March 31,
	2008	2009
	(in millions of yen)
Audit fees(1)	¥5,730	¥4,783
Audit-related fees(2)	656	512
Tax fees(3)	100	74
All other fees(4)	50	22

Total	¥6,536	¥5,391

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.

(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2009:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2008	29,290	¥421	—	—
May 1 to May 31, 2008	30,240	525	—	—
June 1 to June 30, 2008	47,130	561	—	600,000,000
July 1 to July 31, 2008	283,693,680	529	283,500,000	—
August 1 to August 31, 2008	116,680	488	—	—
September 1 to September 30, 2008	100,150	452	—	—
October 1 to October 31, 2008	66,870	391	—	—
November 1 to November 30, 2008	49,410	247	—	—
December 1 to December 31, 2008	191,930	242	—	—
January 1 to January 31, 2009	0	0	—	—
February 1 to February 28, 2009	3,207	218	—	—
March 1 to March 31, 2009	7,446	190	—	—

Total	284,336,033	¥529	283,500,000	600,000,000

Notes:

(1)	The figures in this table and footnotes prior to January 4, 2009 have been adjusted to reflect the allotments of shares at the rate of 999 shares per 1 share, effective as of January 4, 2009.
(2)	A total of 836,033 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2009, due to our purchase of fractional shares or shares constituting less than one (1) unit from registered holders of fractional shares or shares constituting less than one (1) unit at the current market price of those shares.
(3)	On May 15, 2008, our board of directors resolved to acquire up to 600 million shares of our common stock for an aggregate purchase price of ¥150 billion during the period from June 10, 2008 to November 30, 2008. In accordance with such resolution, we acquired 283,500 thousand shares for an aggregate purchase price of ¥149,990,515,000 and announced the conclusion of such acquisition on July 24, 2008.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our corporate governance practices are governed by applicable Japanese law, specifically the Company Law and Financial Instruments and Exchange Law of Japan, and our Articles of Incorporation. Also, because our shares are registered with the U.S. Securities and Exchange Commission and are listed on the New York Stock Exchange (“NYSE”), we are subject to corporate governance requirements applicable to NYSE-listed foreign private issuers. NYSE-listed companies that are foreign private issuers meeting certain criteria are permitted to follow home country practices in lieu of certain provision of Section 303A, and we are relying on this exemption.

A NYSE-listed foreign private issuer is required to provide to its US investors, a brief, general summary of the significant differences of corporate governance practices that differ from US companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•

A NYSE- listed U.S. company is required to have an audit committee composed entirely of independent directors. Under the Japanese Company Law, we are required to have a corporate governance system based on either (i) a board of corporate auditors or (ii) committees. We adopt a corporate governance system based on a board of corporate auditors. The basic function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a NYSE-listed U.S. company, i.e., to monitor the performance of the directors and review and express opinions on the method of auditing by the independent public accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Under the Company Law, we are required to have at least half of our corporate auditors be outside corporate auditors who meet the independence requirements under the Company Law. Currently, three of our five corporate auditors are outside corporate auditors that meet such independence requirements. In addition, none of the corporate auditors may at the same time be directors, managers or employees of the company or any subsidiaries, or accounting participants or executive officers of such subsidiaries. While the Company Law does not require corporate auditors to have expertise in accounting or other special knowledge and experience, one of our corporate auditors is a certified public accountant. We rely on an exemption from the audit committee requirements imposed by Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which is available to foreign private issuers with a board of auditors (or similar body) meeting specified criteria. With respect to our board of corporate auditors, the criteria that we meet include the following:

•

responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for us;

•

subject to procedures for the receipt, retention and treatment of complaints and the confidential, anonymous submission of concerns by employees regarding the status of our internal control system on accounting and financial reporting and internal and external audits;

•	each corporate auditor has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out his or her duties; and

•	each corporate auditor has the ability to require us to pay any and all expenses necessary for carrying out his or her duties.

•

A NYSE- listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. While we, a company which has corporate auditors, are not required to establish a nominating committee or a compensation committee under Japanese law, we voluntarily established similar committees, each with six members, three of which are outside directors, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

•

The Company Law of Japan requires that the aggregate amount of remuneration to be paid to all directors and the aggregate amount of remuneration to be paid to all corporate auditors to be determined by a resolution of a general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. Based on the above resolution, the distribution of remuneration among directors is broadly delegated to our board of directors, which takes into consideration the advisory opinion by the compensation committee, and the distribution of remuneration among corporate auditors is determined by consultation among our corporate auditors.

•

A NYSE-listed U.S. company must adopt a code of business conduct and ethics and must post the code on its website. While we are not required to adopt such code under Japanese law or the rules of stock exchanges in Japan on which we are listed, we maintain the “Mizuho Code of Conduct” as our standard for corporate conduct to be observed by our directors, officers and employees.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 25, 2009 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 5, 2009 (English Translation)

2.1	Form of American Depositary Receipt

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.

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

I. Distribution of assets, liabilities and shareholders’ equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2007, 2008 and 2009. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2007			2008			2009
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in millions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	585,726	29,729	5.08%	779,287	24,792	3.18%	1,903,047	12,034	0.63%
Foreign	1,231,120	46,856	3.81%	1,439,143	53,552	3.72%	942,094	26,048	2.76%

Total	1,816,846	76,585	4.22%	2,218,430	78,344	3.53%	2,845,141	38,082	1.34%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	7,965,490	25,396	0.32%	7,543,809	49,240	0.65%	6,987,834	39,812	0.57%
Foreign	9,574,941	477,841	4.99%	11,259,822	534,762	4.75%	8,739,254	169,091	1.93%

Total	17,540,431	503,237	2.87%	18,803,631	584,002	3.11%	15,727,088	208,903	1.33%

Trading account assets:
Domestic	6,695,053	19,877	0.30%	7,388,942	34,140	0.46%	5,972,190	37,475	0.63%
Foreign	3,865,653	49,603	1.28%	4,337,103	50,286	1.16%	14,179,939	249,983	1.76%

Total	10,560,706	69,480	0.66%	11,726,045	84,426	0.72%	20,152,129	287,458	1.43%

Investments:
Domestic	28,106,504	234,150	0.83%	27,900,453	282,028	1.01%	26,471,682	264,249	1.00%
Foreign	8,882,618	378,751	4.26%	9,840,043	446,558	4.54%	3,622,782	102,675	2.83%

Total	36,989,122	612,901	1.66%	37,740,496	728,586	1.93%	30,094,464	366,924	1.22%

Loans (Note):
Domestic	58,401,018	899,095	1.54%	57,661,789	1,020,208	1.77%	59,386,946	1,019,007	1.72%
Foreign	9,641,893	478,009	4.96%	10,860,713	614,694	5.66%	10,669,774	463,817	4.35%

Total	68,042,911	1,377,104	2.02%	68,522,502	1,634,902	2.39%	70,056,720	1,482,824	2.12%

Total interest-earning assets:
Domestic	101,753,791	1,208,247	1.19%	101,274,280	1,410,408	1.39%	100,721,699	1,372,577	1.36%
Foreign	33,196,225	1,431,060	4.31%	37,736,824	1,699,852	4.50%	38,153,843	1,011,614	2.65%

Total	134,950,016	2,639,307	1.96%	139,011,104	3,110,260	2.24%	138,875,542	2,384,191	1.72%

Noninterest-earning assets:
Cash and due from banks	2,208,468			1,922,379			1,713,387
Other noninterest-earning assets	6,323,847			7,247,988			7,369,161
Allowance for loan losses	(1,248,843)			(1,088,628)			(903,700)

Total noninterest-earning assets	7,283,472			8,081,739			8,178,848

Total average assets	142,233,488			147,092,843			147,054,390

Note:	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.

Within total average assets, the percentage attributable to foreign activities was 24.1%, 26.7% and 27.4%, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

	2007			2008			2009
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions of yen, except percentages)
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Domestic	62,072,831	234,520	0.38%	64,295,733	337,497	0.52%	67,047,253	287,861	0.43%
Foreign	8,675,000	349,091	4.02%	9,349,287	416,683	4.46%	7,249,920	199,609	2.75%

Total	70,747,831	583,611	0.82%	73,645,020	754,180	1.02%	74,297,173	487,470	0.66%

Debentures—Domestic	5,629,233	34,083	0.61%	3,965,305	23,746	0.60%	2,754,818	17,594	0.64%
Short-term borrowings (Note):
Domestic	19,220,281	81,708	0.43%	19,043,323	158,289	0.83%	21,299,236	150,616	0.71%
Foreign	12,651,419	620,465	4.90%	15,538,508	737,405	4.75%	11,870,832	224,801	1.89%

Total	31,871,700	702,173	2.20%	34,581,831	895,694	2.59%	33,170,068	375,417	1.13%

Trading account liabilities:
Domestic	4,658,215	13,680	0.29%	4,232,390	8,213	0.19%	2,441,810	6,557	0.27%
Foreign	3,597,178	58,020	1.61%	3,361,223	18,894	0.56%	7,357,283	11,471	0.16%

Total	8,255,393	71,700	0.87%	7,593,613	27,107	0.36%	9,799,093	18,028	0.18%

Long-term debt:
Domestic	5,796,640	161,332	2.78%	7,548,752	187,500	2.48%	8,009,673	177,589	2.22%
Foreign	455,893	18,490	4.06%	784,674	23,295	2.97%	888,695	25,917	2.92%

Total	6,252,533	179,822	2.88%	8,333,426	210,795	2.53%	8,898,368	203,506	2.29%

Total interest-bearing liabilities:
Domestic	97,377,200	525,323	0.54%	99,085,503	715,245	0.72%	101,552,790	640,217	0.63%
Foreign	25,379,490	1,046,066	4.12%	29,033,692	1,196,277	4.12%	27,366,730	461,798	1.69%

Total	122,756,690	1,571,389	1.28%	128,119,195	1,911,522	1.49%	128,919,520	1,102,015	0.85%

Noninterest-bearing liabilities	15,390,390			14,960,520			15,912,582

Shareholders’ equity	4,086,408			4,013,128			2,222,288

Total average liabilities and shareholders’ equity	142,233,488			147,092,843			147,054,390

Net interest income and average interest rate spread		1,067,918	0.68%		1,198,738	0.75%		1,282,176	0.87%

Net interest income as a percentage of average total interest-earning assets			0.79%			0.86%			0.92%

Note:	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, Commercial paper, and Other short-term borrowings.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 19.0%, 21.2% and 22.3%, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2007			Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2008
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in millions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	6,158	(11,095)	(4,937)	7,106	(19,864)	(12,758)
Foreign	7,741	(1,045)	6,696	(15,770)	(11,734)	(27,504)

Total	13,899	(12,140)	1,759	(8,664)	(31,598)	(40,262)

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(1,344)	25,188	23,844	(3,459)	(5,969)	(9,428)
Foreign	80,020	(23,099)	56,921	(100,258)	(265,413)	(365,671)

Total	78,676	2,089	80,765	(103,717)	(271,382)	(375,099)

Trading account assets:
Domestic	2,240	12,023	14,263	(6,545)	9,880	3,335
Foreign	5,466	(4,783)	683	162,439	37,258	199,697

Total	7,706	7,240	14,946	155,894	47,138	203,032

Investments:
Domestic	(1,717)	49,595	47,878	(14,299)	(3,480)	(17,779)
Foreign	42,469	25,338	67,807	(215,699)	(128,184)	(343,883)

Total	40,752	74,933	115,685	(229,998)	(131,664)	(361,662)

Loans:
Domestic	(11,381)	132,494	121,113	29,590	(30,791)	(1,201)
Foreign	64,461	72,224	136,685	(10,630)	(140,247)	(150,877)

Total	53,080	204,718	257,798	18,960	(171,038)	(152,078)

Total interest and dividend income:
Domestic	(6,044)	208,205	202,161	12,393	(50,224)	(37,831)
Foreign	200,157	68,635	268,792	(179,918)	(508,320)	(688,238)

Total	194,113	276,840	470,953	(167,525)	(558,544)	(726,069)

	Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2007			Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2008
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in millions of yen)
Interest expense:
Deposits:
Domestic	8,674	94,303	102,977	11,831	(61,467)	(49,636)
Foreign	28,358	39,234	67,592	(80,333)	(136,741)	(217,074)

Total	37,032	133,537	170,569	(68,502)	(198,208)	(266,710)

Debentures—Domestic	(9,968)	(369)	(10,337)	(7,250)	1,098	(6,152)
Short-term borrowings:
Domestic	(752)	77,333	76,581	15,960	(23,633)	(7,673)
Foreign	137,012	(20,072)	116,940	(144,557)	(368,047)	(512,604)

Total	136,260	57,261	193,521	(128,597)	(391,680)	(520,277)

Trading account liabilities:
Domestic	(1,160)	(4,307)	(5,467)	(3,474)	1,818	(1,656)
Foreign	(3,579)	(35,547)	(39,126)	6,230	(13,653)	(7,423)

Total	(4,739)	(39,854)	(44,593)	2,756	(11,835)	(9,079)

Long-term debt:
Domestic	43,520	(17,352)	26,168	10,222	(20,133)	(9,911)
Foreign	9,761	(4,956)	4,805	3,033	(411)	2,622

Total	53,281	(22,308)	30,973	13,255	(20,544)	(7,289)

Total interest expense:
Domestic	40,314	149,608	189,922	27,289	(102,317)	(75,028)
Foreign	171,552	(21,341)	150,211	(215,627)	(518,852)	(734,479)

Total	211,866	128,267	340,133	(188,338)	(621,169)	(809,507)

Net interest income:
Domestic	(46,358)	58,597	12,239	(14,896)	52,093	37,197
Foreign	28,605	89,976	118,581	35,709	10,532	46,241

Total	(17,753)	148,573	130,820	20,813	62,625	83,438

II. Investment portfolio

The following table shows amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2007, 2008 and 2009:

	2007			2008			2009
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions of yen)
Available-for-sale securities: (1)
Domestic:
Japanese government bonds	14,524,884	14,516,016	(8,868)	16,216,080	16,212,421	(3,659)	18,450,323	18,458,118	7,795
Agency mortgage-backed securities (2)	261,629	258,645	(2,984)	251,028	251,519	491	160,169	156,665	(3,504)
Corporate bonds and other debt securities	5,392,064	5,371,722	(20,342)	5,566,096	5,573,470	7,374	4,734,775	4,717,274	(17,501)
Equity securities (marketable)	2,514,198	6,169,088	3,654,890	2,501,616	4,391,998	1,890,382	2,221,238	2,853,907	632,669

Total domestic	22,692,775	26,315,471	3,622,696	24,534,820	26,429,408	1,894,588	25,566,505	26,185,964	619,459

Foreign:
U.S. Treasury bonds	2,044,045	2,051,847	7,802	2,571,051	2,549,932	(21,119)	189,491	193,261	3,770
Other foreign gov’t bonds	2,866,136	2,996,479	130,343	1,768,307	1,867,778	99,471	181,871	182,004	133
Agency mortgage-backed securities (3)	2,181,798	2,228,921	47,123	1,311,319	1,269,227	(42,092)	48,108	49,154	1,046
Corporate bonds and other debt securities	2,196,570	2,183,109	(13,461)	2,160,272	2,134,779	(25,493)	946,045	928,191	(17,854)
Equity securities (marketable)	76,861	94,840	17,979	117,904	120,514	2,610	16,016	16,160	144

Total foreign	9,365,410	9,555,196	189,786	7,928,853	7,942,230	13,377	1,381,531	1,368,770	(12,761)

Total	32,058,185	35,870,667	3,812,482	32,463,673	34,371,638	1,907,965	26,948,036	27,554,734	606,698

Held-to-maturity securities:
Domestic:
Japanese government bonds	969,069	967,192	(1,877)	489,978	490,078	100	50,039	50,140	101
Corporate bonds and other debt securities	49,971	49,797	(174)	48,546	48,550	4	11,189	11,193	4

Total domestic	1,019,040	1,016,989	(2,051)	538,524	538,628	104	61,228	61,333	105

Foreign:
U.S. Treasury bonds	318,579	312,394	(6,185)	240,391	245,144	4,753	117,906	119,372	1,466

Total foreign	318,579	312,394	(6,185)	240,391	245,144	4,753	117,906	119,372	1,466

Total	1,337,619	1,329,383	(8,236)	778,915	783,772	4,857	179,134	180,705	1,571

Notes:

(1)	During the fiscal year ended March 31 2008, the MHFG Group stratified its investment portfolio into additional categories to provide more clarity regarding the types of securities held. Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.
(2)	All of domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(3)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2009. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	7,394,169	0.41%	8,189,101	0.62%	1,609,061	1.15%	1,265,787	1.48%	18,458,118	0.64%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	156,665	1.95%	156,665	1.95%
Corporate bonds and other debt securities	462,543	0.95%	2,271,875	1.27%	788,201	1.25%	1,194,655	1.38%	4,717,274	1.26%

Total domestic	7,856,712	0.44%	10,460,976	0.76%	2,397,262	1.19%	2,617,107	1.46%	23,332,057	0.78%

Foreign:
U.S. Treasury bonds	117,811	1.24%	75,433	2.50%	13	1.79%	4	1.92%	193,261	1.72%
Other foreign gov’t bonds	157,239	0.97%	24,354	2.77%	411	8.08%	—	—%	182,004	1.23%
Agency mortgage-backed securities	1	6.50%	2,533	6.55%	50	6.00%	46,570	5.50%	49,154	5.55%
Corporate bonds and other debt securities	246,061	2.90%	465,370	2.01%	70,218	1.50%	146,542	1.19%	928,191	2.08%

Total foreign	521,112	1.94%	567,690	2.12%	70,692	1.54%	193,116	2.24%	1,352,610	2.04%

Total	8,377,824	0.54%	11,028,666	0.84%	2,467,954	1.20%	2,810,223	1.52%	24,684,667	0.85%

Held-to-maturity securities:
Domestic:
Japanese government bonds	50,039	0.52%	—	—%	—	—%	—	—%	50,039	0.52%
Corporate bonds and other debt securities	11,189	1.55%	—	—%	—	—%	—	—%	11,189	1.55%

Total domestic	61,228	0.71%	—	—%	—	—%	—	—%	61,228	0.71%

Foreign:
U.S. Treasury bonds	117,906	3.60%	—	—%	—	—%	—	—%	117,906	3.60%

Total foreign	117,906	3.60%	—	—%	—	—%	—	—%	117,906	3.60%

Total	179,134	2.61%	—	—%	—	—%	—	—%	179,134	2.61%

Other than U.S. Treasury bonds, U.S. government agency securities which are included within foreign agency mortgage-backed securities in the above table, and Japanese government bonds, the MHFG Group held the following securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2009:

	Book value
	Equity Securities		Debt Securities	In aggregate (1)
	(in millions of yen)
JFE Holdings, Inc.	33,483		131,453	164,936
Nippon Steel Corporation	149,086	(2)	—	149,086
Orient Corporation	134,833		—	134,833
Deposit Insurance Corporation of Japan	—		133,874	133,874
Canon Inc.	118,214		—	118,214
East Japan Railway Company	102,665		9,035	111,700
Kyobashi Holding TMK	—		98,345	98,345
The Government of the United Kingdom	—		86,431	86,431

Notes:

(1)	The aggregate book value approximates the aggregate fair value.
(2)	Amount includes equity securities issued by a finance company of Nippon Steel Corporation.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 4 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2005, 2006, 2007, 2008 and 2009.

	2005	2006	2007	2008	2009
	(in millions of yen)
Domestic: (1)
Manufacturing	7,943,154	7,792,723	7,662,036	7,806,714	8,915,085
Construction	1,745,172	1,563,511	1,502,442	1,429,596	1,456,298
Real estate	6,616,466	7,046,668	6,647,086	6,489,603	6,215,710
Services	6,904,944	6,308,198	6,120,059	5,566,161	5,378,425
Wholesale and retail	7,337,985	6,929,994	6,356,583	6,100,129	6,006,392
Transportation	2,854,582	2,789,525	2,594,601	2,516,266	2,593,178
Banks and other financial institutions	6,201,142	6,540,940	4,286,617	4,355,610	5,037,117
Government and public institutions	3,456,814	4,574,072	6,099,359	5,807,510	8,655,149
Other industries (2)	4,703,022	5,184,264	5,451,861	5,061,023	4,645,720
Individuals:
Mortgage loans	10,536,877	10,655,069	11,025,079	11,122,393	11,382,136
Other	1,384,540	1,317,167	1,338,493	1,204,350	1,161,047

Total domestic	59,684,698	60,702,131	59,084,216	57,459,355	61,446,257

Foreign:
Commercial and industrial	5,033,023	6,104,658	7,963,577	8,815,166	8,680,337
Banks and other financial institutions	671,678	1,437,166	1,675,503	1,544,938	2,223,733
Government and public institutions	161,330	330,987	366,292	414,688	300,524
Other (2)	77,568	205,411	184,898	93,852	94,263

Total foreign	5,943,599	8,078,222	10,190,270	10,868,644	11,298,857

Total	65,628,297	68,780,353	69,274,486	68,327,999	72,745,114
Less: Unearned income and deferred loan fees—net	58,961	69,392	91,619	106,192	88,019

Total loans before allowance for loan losses	65,569,336	68,710,961	69,182,867	68,221,807	72,657,095

Notes:

(1)	Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.
(2)	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2009:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in millions of yen)
Domestic:
Manufacturing	5,052,175	3,128,422	734,488	8,915,085
Construction	780,744	584,085	91,469	1,456,298
Real estate	2,267,622	3,088,629	859,459	6,215,710
Services	2,247,971	2,434,985	695,469	5,378,425
Wholesale and retail	3,934,432	1,784,189	287,771	6,006,392
Transportation	866,903	1,201,287	524,988	2,593,178
Banks and other financial institutions	2,591,346	1,786,413	659,358	5,037,117
Government and public institutions	7,833,127	537,812	284,210	8,655,149
Other industries	3,414,634	890,962	340,124	4,645,720
Individuals	1,444,192	2,513,937	8,585,054	12,543,183

Total domestic	30,433,146	17,950,721	13,062,390	61,446,257
Foreign:
Total foreign	3,842,265	5,377,005	2,079,587	11,298,857

Total	34,275,411	23,327,726	15,141,977	72,745,114

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2009 were as follows:

(in millions of yen)
Floating rates	26,496,455
Fixed rates	11,973,248

Total	38,469,703

Impaired loans

The MHFG Group considers both loans that are subject to Statement of Financial Accounting Standards (“SFAS”) No.114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB statement No.5 and 15” (“SFAS No.114”) and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No.15”) and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. The following table shows the distribution of impaired loans at March 31, 2005, 2006, 2007, 2008 and 2009 by domicile and industry of borrower:

	2005	2006	2007	2008	2009
	(in millions of yen)
Domestic:
Manufacturing	133,109	106,094	96,759	160,819	212,990
Construction	98,314	53,213	71,577	88,081	86,627
Real estate	316,843	188,474	118,985	106,326	308,917
Services	292,016	140,044	167,599	199,954	212,675
Wholesale and retail	410,529	202,758	216,744	243,325	159,901
Transportation	220,812	315,784	371,283	114,978	103,936
Banks and other financial institutions	8,445	4,876	292,753	178,122	26,429
Other industries	50,531	8,686	8,619	11,354	40,513
Individuals	231,990	139,678	137,226	146,018	165,348

Total domestic	1,762,589	1,159,607	1,481,545	1,248,977	1,317,336
Foreign:
Total foreign	80,724	69,810	47,321	46,497	114,712

Total impaired loans	1,843,313	1,229,417	1,528,866	1,295,474	1,432,048

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic nonaccrual loans outstanding during the fiscal year ended March 31, 2009 would have been ¥43,556 million, of which ¥28,982 million was included in interest income on loans in the consolidated statements of income. Gross interest income which would have been accrued at the original contractual terms on foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2009 was ¥11,399 million, of which ¥8,841 million was included in interest income on loans in the consolidated statements of income.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2009:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in millions of yen, except percentages)
United States	1,416,602	1,204,835	1,601,777	4,223,214	2.72%	1,836,558
Germany	1,923,293	364,145	217,055	2,504,493	1.61%	203,202
France	223,649	798,895	232,693	1,255,237	0.81%	259,898
United Kingdom	16,984	367,991	820,017	1,204,992	0.78%	346,082

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2005, 2006, 2007,2008 and 2009:

	2005	2006	2007	2008	2009
	(in millions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	1,936,167	1,207,155	812,321	946,147	649,803
Provision (credit) for loan losses	55,035	(157,666)	182,115	(57,766)	567,396

Charge-offs:
Domestic:
Manufacturing	64,580	38,325	11,119	31,546	38,696
Construction	20,424	11,073	2,672	8,272	23,874
Real estate	312,526	85,264	4,722	3,729	92,940
Services	118,836	28,661	18,037	88,897	18,566
Wholesale and retail	221,326	44,763	25,737	40,681	56,969
Transportation	20,028	5,463	319	3,796	3,567
Banks and other financial institutions	10,403	553	6,028	53,207	19,438
Other industries	12,592	12,254	5,413	12,903	8,897
Individuals	88,036	63,702	18,010	17,389	24,007

Total domestic	868,751	290,058	92,057	260,420	286,954
Total foreign	7,336	15,671	18,555	10,822	57,107

Total charge-offs	876,087	305,729	110,612	271,242	344,061

Recoveries:
Domestic:
Manufacturing	5,394	3,589	3,335	2,313	3,301
Construction	9,431	6,464	2,360	909	1,255
Real estate	22,010	20,992	3,222	13,780	2,421
Services	8,478	10,241	12,405	7,405	2,149
Wholesale and retail	12,202	10,622	4,666	7,349	4,328
Transportation	1,556	49	185	153	407
Banks and other financial institutions	2,871	1,023	225	3,582	128
Other industries	3,480	1,896	2,447	1,415	1,886
Individuals	9,498	6,361	3,377	2,760	3,244

Total domestic	74,920	61,237	32,222	39,666	19,119
Total foreign	14,820	12,654	25,799	7,709	9,762

Total recoveries	89,740	73,891	58,021	47,375	28,881

Net charge-offs	786,347	231,838	52,591	223,867	315,180

Others (Note)	2,300	(5,330)	4,302	(14,711)	(32,233)
Balance at end of fiscal year	1,207,155	812,321	946,147	649,803	869,786

Ratio of net charge-offs to average loans outstanding	1.19%	0.35%	0.08%	0.33%	0.45%

Note:	Others include primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2005, 2006, 2007,2008 and 2009:

	2005		2006		2007		2008		2009
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions of yen, except percentages)
Domestic:
Manufacturing	88,365	12.10%	62,218	11.33%	61,001	11.06%	74,884	11.43%	123,780	12.26%
Construction	64,203	2.66%	28,040	2.27%	30,436	2.17%	31,414	2.09%	33,716	2.00%
Real estate	152,085	10.08%	74,063	10.24%	57,202	9.60%	49,249	9.50%	122,935	8.54%
Services	172,316	10.52%	91,499	9.17%	106,538	8.83%	89,434	8.15%	110,971	7.39%
Wholesale and retail	254,487	11.18%	143,580	10.08%	115,816	9.18%	117,282	8.93%	105,986	8.26%
Transportation	69,649	4.35%	114,837	4.06%	142,073	3.75%	40,820	3.68%	45,225	3.56%
Banks and other financial institutions	115,619	9.45%	85,360	9.51%	218,957	6.19%	74,232	6.37%	27,407	6.92%
Other industries (Note)	27,838	12.43%	9,363	14.19%	12,942	16.66%	9,952	15.90%	35,424	18.29%
Individuals	190,079	18.17%	138,528	17.41%	151,713	17.85%	118,977	18.04%	121,212	17.25%
Mortgage loans	116,042	16.06%	107,014	15.49%	114,556	15.92%	85,715	16.28%	89,047	15.65%
Other	74,037	2.11%	31,514	1.92%	37,157	1.93%	33,262	1.76%	32,165	1.60%

Total domestic	1,134,641	90.94%	747,488	88.26%	896,678	85.29%	606,244	84.09%	726,656	84.47%
Total foreign	72,514	9.06%	64,833	11.74%	49,469	14.71%	43,559	15.91%	143,130	15.53%

Total allowance for loan losses	1,207,155	100.00%	812,321	100.00%	946,147	100.00%	649,803	100.00%	869,786	100.00%

Note:	Other industries include government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2007, 2008 and 2009:

	2007		2008		2009
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	11,562,000	—%	9,679,670	—%	9,594,676	—%
Interest-bearing demand deposits	26,706,460	0.20%	27,477,845	0.31%	27,531,721	0.17%
Deposits at notice (Note)	635,558	0.08%	599,924	0.20%	572,490	0.15%
Time deposits	25,859,005	0.60%	27,476,772	0.71%	28,995,136	0.60%
Certificates of deposit	8,871,808	0.28%	8,670,242	0.65%	9,947,906	0.65%

Foreign offices, principally from banks located in foreign countries:
Noninterest-bearing demand deposits	363,386	—%	360,275	—%	428,777	—%
Interest-bearing deposits, principally time deposits	7,096,152	3.75%	8,051,392	4.17%	6,520,997	2.68%
Certificates of deposit	1,578,848	5.26%	1,368,845	5.93%	728,923	3.44%

Total	82,673,217	0.71%	83,684,965	0.90%	84,320,626	0.58%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The amounts of total deposits by foreign depositors in domestic offices at March 31, 2007, 2008 and 2009 were ¥905,214 million, ¥1,131,912 million and ¥627,294 million, respectively.

At March 31, 2009, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$101 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2009) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in three months or less	9,848,447	8,295,580	18,144,027
Due after three months through six months	4,112,183	156,270	4,268,453
Due after six months through twelve months	3,425,816	63,650	3,489,466
Due after twelve months	1,656,337	4,200	1,660,537

Total	19,042,783	8,519,700	27,562,483
Foreign offices	6,267,038	839,748	7,106,786

Total	25,309,821	9,359,448	34,669,269

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2007, 2008 and 2009:

	2007	2008	2009
	(in millions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	1,205,615	1,210,106	1,057,566
Maximum balance outstanding at any month-end during the fiscal year	1,278,373	1,265,679	1,229,685
Balance at end of fiscal year	1,135,359	1,119,947	986,148
Weighted average interest rate during the fiscal year	0.49%	0.73%	0.64%
Weighted average interest rate on balance at end of fiscal year	0.67%	0.70%	0.53%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	25,626,096	28,537,793	25,855,201
Maximum balance outstanding at any month-end during the fiscal year	28,682,820	32,299,976	28,255,107
Balance at end of fiscal year	25,846,647	25,299,859	19,936,017
Weighted average interest rate during the fiscal year	2.57%	2.87%	1.18%
Weighted average interest rate on balance at end of fiscal year	2.45%	2.46%	0.38%

Commercial paper and other short-term borrowings:
Average balance outstanding during the fiscal year	5,039,989	4,833,932	6,257,301
Maximum balance outstanding at any month-end during the fiscal year	5,570,739	7,048,189	9,561,479
Balance at end of fiscal year	5,217,057	5,373,729	8,715,458
Weighted average interest rate during the fiscal year	0.74%	1.38%	1.01%
Weighted average interest rate on balance at end of fiscal year	1.02%	0.83%	0.41%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 13, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

August 13, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009 and our report dated August 13, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

August 13, 2009

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2008 AND 2009

	2008	2009
	(in millions of yen)
Assets:
Cash and due from banks (Note 9)	2,085,847	2,732,912
Interest-bearing deposits in other banks (Note 9)	1,549,746	3,128,135
Call loans and funds sold	257,741	144,505
Receivables under resale agreements	7,235,200	6,276,539
Receivables under securities borrowing transactions	9,069,138	5,819,418
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥3,545,201 million in 2008 and ¥2,910,109 million in 2009) (Notes 3, 9 and 28)	20,552,404	31,006,311
Investments (Notes 4, 9 and 28):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥8,097,839 million in 2008 and ¥3,646,442 million in 2009)	34,371,638	27,554,734
Held-to-maturity securities	778,915	179,134
Other investments	1,005,195	1,011,838
Loans (Notes 5, 6, 9 and 28)	68,221,807	72,657,095
Allowance for loan losses	(649,803)	(869,786)

Loans, net of allowance	67,572,004	71,787,309
Premises and equipment—net (Note 7)	852,393	899,748
Due from customers on acceptances	62,255	54,208
Accrued income	380,592	296,208
Goodwill (Note 8)	15,016	15,016
Deferred tax assets (Note 20)	923,572	791,462
Other assets (Notes 5, 9, 14, 21 and 28)	4,606,100	3,385,554

Total assets	151,317,756	155,083,031

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2008 AND 2009

	2008	2009
	(in millions of yen)
Liabilities and shareholders’ equity:
Deposits (Notes 9 and 10):
Domestic:
Noninterest-bearing deposits	10,846,443	11,843,441
Interest-bearing deposits	66,329,605	67,114,628
Foreign:
Noninterest-bearing deposits	412,869	470,757
Interest-bearing deposits	8,840,148	7,646,901
Debentures (Note 11)	3,159,443	2,300,460
Due to trust accounts (Note 12)	1,119,947	986,148
Call money and funds purchased	6,693,712	6,449,830
Payables under repurchase agreements	11,511,020	9,183,363
Payables under securities lending transactions	7,095,127	4,302,824
Commercial paper	560,966	315,819
Other short-term borrowings	4,812,763	8,399,639
Trading account liabilities (Notes 3 and 28)	14,120,440	21,507,485
Bank acceptances outstanding	62,255	54,208
Income taxes payable (Note 20)	28,800	22,239
Deferred tax liabilities (Note 20)	11,200	7,443
Accrued expenses	294,190	216,206
Long-term debt (including liabilities accounted for at fair value of ¥178,233 million in 2008, and ¥267,539 million in 2009) (Notes 13 and 28)	7,618,910	8,017,770
Other liabilities (Notes 14, 21, 24 and 28)	4,231,761	5,206,690

Total liabilities	147,749,599	154,045,851

Commitments and contingencies (Note 24)
Minority interest in consolidated subsidiaries (Note 25)	299,357	191,133
Shareholders’ equity:
Preferred stock (Note 15)	980,430	948,641
Common stock—no par value, authorized 24,392,259 shares in 2008, and 24,115,759,000 shares in 2009, and issued 11,396,255 shares in 2008, and 11,178,940,660 shares in 2009 (Note 16)	3,437,420	3,386,792
Accumulated deficit	(2,066,604)	(3,293,692)
Accumulated other comprehensive income (loss), net of tax	920,062	(189,476)
Less: Treasury stock, at cost—Common stock 4,585 shares in 2008, and 11,335,903 shares in 2009	(2,508)	(6,218)

Total shareholders’ equity	3,268,800	846,047

Total liabilities, minority interest and shareholders’ equity	151,317,756	155,083,031

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 and 2009

	2007	2008	2009
	(in millions of yen)
Interest and dividend income:
Loans, including fees (Note 5)	1,377,104	1,634,902	1,482,824
Investments:
Interest	518,968	637,455	269,529
Dividends	93,933	91,131	97,395
Trading account assets	69,480	84,426	287,458
Call loans and funds sold	19,107	13,568	8,937
Receivables under resale agreements and securities borrowing transactions	484,130	570,434	199,966
Deposits	76,585	78,344	38,082

Total interest and dividend income	2,639,307	3,110,260	2,384,191

Interest expense:
Deposits	583,611	754,180	487,470
Debentures	34,083	23,746	17,594
Trading account liabilities	71,700	27,107	18,028
Call money and funds purchased	31,072	59,829	48,259
Payables under repurchase agreements and securities lending transactions	627,880	760,367	257,338
Other short-term borrowings	43,221	75,498	69,820
Long-term debt	179,822	210,795	203,506

Total interest expense	1,571,389	1,911,522	1,102,015

Net interest income	1,067,918	1,198,738	1,282,176
Provision (credit) for loan losses (Notes 5 and 6)	182,115	(57,766)	567,396

Net interest income after provision (credit) for loan losses	885,803	1,256,504	714,780

Noninterest income:
Fees and commissions (Note 27)	682,999	633,064	560,539
Foreign exchange gains (losses)—net (Note 3)	(51,304)	296,732	23,769
Trading account gains—net (Note 3)	389,890	135,955	122,018
Investment gains (losses)—net (Note 4)	(185,972)	(191,314)	(462,207)
Gains on disposal of premises and equipment	64,612	37,264	23,359
Other noninterest income (Notes 21 and 30)	295,723	183,242	184,749

Total noninterest income	1,195,948	1,094,943	452,227

Noninterest expenses:
Salaries and employee benefits (Note 21)	416,676	436,100	495,943
General and administrative expenses	481,008	508,749	499,441
Impairment of goodwill (Note 8)	—	50,258	—
Occupancy expenses	172,480	196,735	177,646
Fees and commission expenses	111,624	111,172	105,744
Provision (credit) for losses on off-balance-sheet instruments (Note 24)	(37,821)	5,090	83,628
Minority interest in consolidated subsidiaries (Note 25)	27,791	(53,656)	(61,555)
Other noninterest expenses (Note 5)	122,890	196,205	162,699

Total noninterest expenses	1,294,648	1,450,653	1,463,546

Income (loss) before income tax expense	787,103	900,794	(296,539)
Income tax expense (Note 20)	163,221	672,176	761,908

Net income (loss)	623,882	228,618	(1,058,447)

	(in yen)
Earnings per common share (Note 19):
Basic net income (loss) per common share	51.73	18.17	(95.96)

Diluted net income (loss) per common share	48.71	16.77	(95.96)

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	Gains (losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions of yen)
Fiscal year ended March 31, 2007
Net income			623,882

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities (Note 20):
Unrealized holding gains (losses)	332,942	(135,545)	197,397
Less: reclassification adjustments for losses (gains) included in net income	34,987	(14,181)	20,806

Total	367,929	(149,726)	218,203

Foreign currency translation adjustments:
Foreign currency translation adjustments	25,680	—	25,680
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	25,680	—	25,680

Minimum pension liability adjustments (Note 20)	432	(175)	257

Total other comprehensive income (loss)	394,041	(149,901)	244,140

Total comprehensive income			868,022

Fiscal year ended March 31, 2008
Net income			228,618

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities (Note 20):
Unrealized holding gains (losses)	(1,450,168)	586,524	(863,644)
Less: reclassification adjustments for losses (gains) included in net income	(416,952)	169,434	(247,518)

Total	(1,867,120)	755,958	(1,111,162)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(13,722)	—	(13,722)
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	(13,722)	—	(13,722)

Pension liability adjustments (Notes 20 and 21):
Unrealized gains (losses) on SFAS No.158	(400,154)	161,178	(238,976)
Less: reclassification adjustments for losses (gains) included in net income	(6,552)	2,647	(3,905)

Total	(406,706)	163,825	(242,881)

Total other comprehensive income (loss)	(2,287,548)	919,783	(1,367,765)

Total comprehensive income (loss)			(1,139,147)

Fiscal year ended March 31, 2009
Net income (loss)			(1,058,447)

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities (Note 20):
Unrealized holding gains (losses)	(1,169,297)	471,183	(698,114)
Less: reclassification adjustments for losses (gains) included in net income	(68,011)	28,970	(39,041)

Total	(1,237,308)	500,153	(737,155)

Foreign currency translation adjustments:
Foreign currency translation adjustments	(95,450)	—	(95,450)
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	(95,450)	—	(95,450)

Pension liability adjustments (Notes 20 and 21):
Unrealized gains (losses) on SFAS No.158	(329,699)	66,067	(263,632)
Less: reclassification adjustments for losses (gains) included in net income	6,682	(2,714)	3,968

Total	(323,017)	63,353	(259,664)

Total other comprehensive income (loss)	(1,655,775)	563,506	(1,092,269)

Total comprehensive income (loss)			(2,150,716)

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007	2008	2009
	(in millions of yen)
Preferred stock (Note 15):
Balance at beginning of fiscal year	1,580,430	980,430	980,430
Change during year	(600,000)	—	(31,789)

Balance at end of fiscal year	980,430	980,430	948,641

Common stock (Note 16):
Balance at beginning of fiscal year	3,547,726	3,532,492	3,437,420
Cancellation of common stock	(15,266)	(95,055)	(83,729)
Gains on sales of treasury stock	32	—	124
Issuance of new shares of common stock by conversion of preferred stock	—	—	31,789
Stock-based compensation (Note 22)	—	—	1,188
Other	—	(17)	—

Balance at end of fiscal year	3,532,492	3,437,420	3,386,792

Accumulated deficit:
Balance at beginning of fiscal year, previously reported	(2,647,768)	(2,105,719)	(2,066,604)
Cumulative effect of change in accounting principles, net of tax (Notes 2 and 28)	1,514	(2,597)	27,837
Balance at beginning of fiscal year, adjusted	(2,646,254)	(2,108,316)	(2,038,767)
Net income (loss)	623,882	228,618	(1,058,447)
Dividends declared	(79,850)	(101,230)	(133,898)
Cancellation of preferred stock	(3,497)	—	—
Cancellation of common stock	—	(85,134)	(62,580)
Other	—	(542)	—

Balance at end of fiscal year	(2,105,719)	(2,066,604)	(3,293,692)

Accumulated other comprehensive income (loss), net of tax:
Unrealized net gains on available-for-sale securities (Note 4):
Balance at beginning of fiscal year, previously reported	1,996,172	2,214,375	1,103,213
Cumulative effect of change in accounting principle (SFAS No.159) (Note 28)	—	—	(17,269)
Balance at beginning of fiscal year, adjusted	1,996,172	2,214,375	1,085,944
Change during year	218,203	(1,111,162)	(737,155)

Balance at end of fiscal year	2,214,375	1,103,213	348,789

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(83,083)	(57,403)	(71,125)
Change during year	25,680	(13,722)	(95,450)

Balance at end of fiscal year	(57,403)	(71,125)	(166,575)

Minimum pension liability adjustments:
Balance at beginning of fiscal year	(949)	—	—
Change during year	257	—	—
Adjustments to initially apply SFAS No.158	692	—	—

Balance at end of fiscal year	—	—	—

Pension liability adjustments (Note 21):
Balance at beginning of fiscal year	—	130,855	(112,026)
Adjustments to initially apply SFAS No.158	130,855	—	—
Change during year	—	(242,881)	(259,664)

Balance at end of fiscal year	130,855	(112,026)	(371,690)

Balance at end of fiscal year	2,287,827	920,062	(189,476)

Treasury stock, at cost:
Balance at beginning of fiscal year	(46,814)	(32,330)	(2,508)
Purchases of treasury stock	(604,331)	(150,464)	(150,359)
Sales of treasury stock	51	100	280
Cancellation of treasury stock	618,764	180,189	146,309
Other	—	(3)	60

Balance at end of fiscal year	(32,330)	(2,508)	(6,218)

Total shareholders’ equity	4,662,700	3,268,800	846,047

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007 (Note)	2008	2009
	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	623,882	228,618	(1,058,447)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	140,313	169,925	146,191
Provision (credit) for loan losses	182,115	(57,766)	567,396
Investment losses—net	185,972	191,314	462,207
Foreign exchange losses (gains)—net	14,236	(77,285)	(9,379)
Deferred income tax expense	112,920	626,993	711,122
Net change in trading account assets	(1,390,731)	(7,361,861)	(94,841)
Net change in trading account liabilities	675,331	3,121,154	2,466,501
Net change in loans held for sale	(213,374)	(508,544)	118,061
Net change in accrued income	(96,777)	42,176	61,503
Net change in accrued expenses	59,603	(3,685)	(64,062)
Other—net	17,351	50,813	191,170

Net cash provided by (used in) operating activities	310,841	(3,578,148)	3,497,422

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	34,491,806	67,552,771	47,038,991
Proceeds from maturities of available-for-sale securities	28,138,385	17,172,457	18,466,507
Purchases of available-for-sale securities	(60,485,825)	(85,919,342)	(65,128,275)
Proceeds from maturities of held-to-maturity securities	201,365	511,008	594,915
Proceeds from sales of other investments	266,003	278,151	33,522
Purchases of other investments	(196,911)	(306,014)	(103,651)
Proceeds from sales of loans	201,639	225,456	326,781
Net change in loans	(271,298)	(1,063,414)	(5,980,581)
Net change in interest-bearing deposits in other banks	645,437	(469,747)	(1,597,417)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(2,562,649)	419,782	3,296,830
Proceeds from sales of premises and equipment	72,415	37,895	7,068
Purchases of premises and equipment	(188,191)	(215,259)	(221,070)

Net cash provided by (used in) investing activities	312,176	(1,776,256)	(3,266,380)

Cash flows from financing activities:
Net change in deposits	514,431	3,955,538	1,916,425
Net change in debentures	(1,864,194)	(1,564,759)	(858,984)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	1,626,322	1,227,192	(4,090,352)
Net change in due to trust accounts	(219,531)	(15,412)	(133,799)
Net change in commercial paper and other short-term borrowings	(2,071,272)	(190,847)	3,406,013
Proceeds from issuance of long-term debt	2,296,461	2,114,094	1,824,193
Repayment of long-term debt	(643,282)	(914,274)	(1,323,482)
Proceeds from minority interest	38,153	49,805	14,776
Payment to minority interest	—	(12,603)	(8,563)
Proceeds from sales of treasury stock	83	99	179
Purchases of treasury stock	(604,331)	(150,464)	(150,359)
Dividends paid	(79,793)	(101,115)	(133,394)
Dividends paid to minority interest	(8,143)	(12,659)	(16,147)

Net cash provided by (used in) financing activities	(1,015,096)	4,384,595	446,506

Effect of exchange rate changes on cash and due from banks	8,267	(20,204)	(30,483)

Net increase (decrease) in cash and due from banks	(383,812)	(990,013)	647,065
Cash and due from banks at beginning of fiscal year	3,459,672	3,075,860	2,085,847

Cash and due from banks at end of fiscal year	3,075,860	2,085,847	2,732,912

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007 (Note)	2008	2009
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	1,468,041	1,905,955	1,222,552
Income taxes paid (refunded), net	51,246	(47,426)	(35,705)
Noncash investing activities:
Transfer from loans into other investments	—	92,409	—
Transfer from loans held for sale into loans	—	—	378,038
Investment in capital leases	6,996	3,805	2,439

Note:	Certain amounts for the fiscal year ended March 31, 2007 have been reclassified to conform to the current period’s presentation.

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

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No.46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No.51” (“FIN No.46R”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MHFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other comprehensive income (loss), net of tax. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments

Debt securities that the MHFG Group has both the positive intent and ability to hold to maturity are classified as Held-to-maturity securities and carried at amortized cost. Debt securities that the MHFG Group may not hold to maturity as well as any marketable equity securities, other than those classified as trading account securities, are classified as Available-for-sale securities, and are carried at fair value, with unrealized gains and losses reported in Accumulated other comprehensive income (loss), net of tax. Available-for-sale securities also include retained subordinated beneficial interests in a securitization transaction that can contractually be repaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investments.

Declines in the fair value of Held-to-maturity and Available-for-sale securities below their amortized cost, that are deemed to be other-than-temporary, are reported in Investment gains (losses)—net. In addition, other-than-temporary declines in beneficial interests purchased or retained in a securitization transaction which are classified as available-for-sale debt securities are recognized if there has been an adverse change in the cash flows as of the balance sheet date. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method. Gains and losses on disposition of investments are computed using the first-in first-out method for debt securities and the average method for equity securities, and are recorded on the trade date. During the fiscal year ended March 31, 2007, for debt securities, the MHFG Group adopted the interest method and the first-in first-out cost of investment instead of the straight-line method and the average cost of investment that the Group previously used. The impact of these changes was insignificant.

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

Derivatives used for asset and liability management include contracts that qualify for hedge accounting under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS No.133”). To be eligible for hedge accounting, derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the particular risk being hedged. All qualifying hedging derivatives are valued at fair value and included in Trading account assets or Trading account liabilities. Derivatives that do not qualify for hedge accounting under SFAS No.133 are treated as trading positions and are accounted for as such. The fair value amounts recognized for such derivatives are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement with the same counterparty.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Changes in fair value of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under SFAS No.133 which are recorded in Accumulated other comprehensive income (loss), net of tax. The fair value changes of all derivatives relating to foreign currency exchange rates are included in the Foreign exchange gains (losses)—net. Other elements of the fair value changes, including interest rate, equity and credit related components, are recognized in Trading account gains—net.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fees received in connection with a modification of the terms of a restructured loan that meet the definition of troubled debt restructurings in accordance with SFAS No.15, are applied as a reduction of the recorded investment in the loan. All related costs, including direct loan origination costs, are charged to expense as incurred.

Loans that have been identified to be sold are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. If management decides to retain certain loans held for sale for the foreseeable future or until maturity or payoff, such items are transferred to Loans at the lower of cost or fair value.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Allowance and provision (credit) for losses on off-balance-sheet instruments

The MHFG Group maintains an allowance for losses on off-balance-sheet credit instruments, such as guarantees, standby letters of credit, commitments to invest in securities and commitments to extend credit, in the same manner as the allowance for loan losses. The allowance is recorded in Other liabilities. Net changes in the allowance for losses on off-balance-sheet instruments are accounted for in the Provision (credit) for losses on off-balance-sheet instruments in the consolidated statements of income.

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

Fair Value Measurements

The MHFG Group carries certain of its financial assets and liabilities at fair value on a recurring basis. These financial assets and liabilities are primarily composed of trading account assets, trading account liabilities and available-for-sale securities. In addition, the Group measures certain financial assets and liabilities, at fair value on a non-recurring basis. Those assets and liabilities primarily include items that are measured at the lower of cost or fair value such as loans held for sale, and items that were initially measured at cost and have been written down to fair value for impairment such as loans and other investments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with SFAS No.157, “Fair Value Measurements” (“SFAS No.157”), which the Group adopted effective April 1, 2008, the Group classifies its financial assets and liabilities into the fair value hierarchy (Level 1, 2, and 3). See Note 28 “Fair value” for the detailed definition of each level.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When determining fair value, the MHFG Group considers the principal or most advantageous market in which the Group would transact and consider assumptions that market participants would use when pricing the asset or liability. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. See Note 28 “Fair value” for descriptions of valuation methodologies used for its assets and liabilities by product.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In November 2005, the FASB issued FASB Staff Position (“FSP”) No.FAS115-1 and FAS124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP No.FAS115-1 and FAS124-1”), which nullifies guidance on determining whether an impairment is other-than-temporary included in EITF Issue No.03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF Issue No.03-1”), and effectively retains the guidance in this area before EITF Issue No.03-1. The FSP does, however, generally carry forward EITF Issue No.03-1’s impairment guidance relating to cost method investments and disclosures. The FSP is effective in the first reporting period beginning after December 15, 2005. The adoption of the FSP did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No.133 and 140” (“SFAS No.155”), which eliminates the exemption from applying the bifurcation requirements of SFAS No.133 to beneficial interests in securitized financial assets. SFAS No.155 permits an enterprise to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, with respect to a hybrid financial instrument that contains an embedded derivative that would otherwise be bifurcated. SFAS No.155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The MHFG Group elected to early adopt SFAS No.155 as of April 1, 2006 and applied SFAS No.155 fair value measurement to certain structured notes issued. The impact of adoption was a decrease to the beginning balance of Accumulated deficit as of April 1, 2006 of ¥1,514 million after-tax, which included gross unrealized gains of ¥1,552 million after-tax and gross unrealized losses of ¥38 million after-tax. The adoption of SFAS No.155 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No.140” (“SFAS No.156”), which requires all separately recognized servicing assets and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In July 2006, the FASB issued FIN No.48, “Accounting for Uncertainty in Income Taxes” (“FIN No.48”), which creates a single model to address uncertainty in all tax positions subject to SFAS No.109. FIN No.48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No.48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The MHFG Group adopted FIN No.48 as of April 1, 2007 that resulted in an increase to the beginning balance of Accumulated deficit of ¥2,597 million. For further discussion regarding the impact of FIN No.48, see Note 20 “Income taxes”.

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

In September 2006, the FASB issued SFAS No.157 which clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. SFAS No.157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity and (2) the reporting

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. SFAS No.157 nullifies certain guidance provided for in EITF Issue No.02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF Issue No.02-3”), and the related provisions of SFAS No.133. SFAS No.157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No.FAS157-1, “Application of FASB Statement No.157 to FASB Statement No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP No.FAS157-1”) and FSP No.FAS157-2, “Effective Date of FASB Statement No.157” (“FSP No.FAS157-2”), which partially delay the effective date of SFAS No.157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. In October 2008, the FASB issued FSP No. FAS157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No.FAS157-3”), which clarifies the application of SFAS No.157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The impact of adoption of SFAS No.157 was a decrease of ¥1,464 million to the beginning balance of Accumulated deficit as of April 1, 2008. See Note 28 “Fair value” for further discussion of the impact of SFAS No.157.

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

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115” (“SFAS No.159”). SFAS No.159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007. The financial assets or liabilities for which the MHFG Group elected the fair value option as of April 1, 2008 are primarily foreign currency denominated available-for-sale securities and certain hybrid financial instruments that contain embedded derivatives that had not been previously elected or eligible for fair value treatment under SFAS No.155. The impact of adoption of SFAS No.159 was a decrease of ¥26,373 million to the beginning balance of Accumulated deficit as of April 1, 2008. See Note 28 “Fair value” for further discussion of the impact of SFAS No.159.

In April 2007, the FASB issued FSP No.FIN39-1, “Amendment of FASB Interpretation No.39” (“FSP No.FIN39-1”). FSP No.FIN39-1 amends FIN No.39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No.10 and FASB Statement No.105” (“FIN No.39”), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. The adoption of FSP No.FIN39-1 did not have an impact on the MHFG Group’s consolidated results of operations or financial condition, as the Group did not adopt such offsets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2008, the FASB issued SFAS No.162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No.162”). SFAS No.162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No.162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The SEC approved the amendments on September 16, 2008. The adoption of SFAS No.162 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In September 2008, the FASB issued FSP No.FAS133-1 and FIN45-4, “Disclosures about Credit Derivatives and Certain Guarantees—An Amendment of FASB Statement No.133 and FASB Interpretation No.45; and Clarification of the Effective Date of FASB Statement No.161” (“FSP No.FAS133-1 and FIN45-4”). FSP No.FAS133-1 and FIN45-4 requires enhanced disclosures about credit derivatives and certain guarantees to address the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives and certain guarantees. FSP No.FAS133-1 and FIN45-4 is effective for reporting periods ending after November 15, 2008. FSP No.FAS133-1 and FIN45-4 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2008, the FASB issued FSP No.FAS140-4 and FIN46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP No.FAS140-4 and FIN46(R)-8”). FSP No.FAS140-4 and FIN46(R)-8 amends SFAS No.140 to require public entities to provide additional disclosures about transfers of financial assets and, also, amends FIN No.46R to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. In addition, FSP No.FAS140-4 and FIN46(R)-8 requires disclosures by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. FSP No.FAS140-4 and FIN46(R)-8 is effective for the first reporting period ending after December 15, 2008. FSP No.FAS140-4 and FIN46(R)-8 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In January 2009, the FASB issued FSP No.EITF99-20-1, “Amendments to the Impairment Guidance of EITF Issue No.99-20” (“FSP No.EITF99-20-1”). FSP No.EITF99-20-1 amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” (“EITF Issue No.99-20”), to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP No.EITF99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No.115”), and other related guidance. FSP No.EITF99-20-1 is effective for reporting periods ending after December 15, 2008. The adoption of the FSP did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No.07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(“SOP No.07-1”). SOP No.07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (“the Guide”). Prior to the issuance of SOP No.07-1, in May 2007, the FASB issued FSP No.FIN46(R)-7 “Application of FASB Interpretation No.46(R) to Investment Companies” (“FSP No.FIN46(R)-7”), which addresses the application of FIN No.46R by an entity that accounts for its investments in accordance with the Guide. FSP No.FIN46(R)-7 extends the scope exception for investment companies in FIN No.46R to unregistered investment companies as defined by SOP No.07-1. SOP No.07-1 was expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged, and FSP No.FIN46(R)-7 was expected to follow the adoption of SOP No.07-1. However, in February 2008, the FASB issued FSP No.SOP07-1-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP No.SOP07-1-1”) to delay the effective date of SOP No.07-1 indefinitely in order to address implementation issues. The MHFG Group does not expect that the current form of the SOP will have a material impact on its consolidated results of operations or financial condition.

In December 2007, the FASB issued SFAS No.141 (revised 2007), “Business Combinations” (“SFAS No.141R”). SFAS No.141R establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree, (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No.141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. In April 2009, the FASB issued FSP No.FAS141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP No.FAS141(R)-1”), which provides the guidance for initial recognition and measurement of all assets acquired and liabilities assumed in a business combination that arise from contingencies as well as subsequent measurement and accounting of such assets and liabilities. Relating to the merger transaction applying SFAS No.141R discussed in Note 33 “Subsequent events”, the MHFG Group expects to recognize an increase in pretax income of approximately ¥107 billion during the fiscal year ending March 31, 2010.

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

In February 2008, the FASB issued FSP No.FAS140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP No.FAS140-3”). FSP No.FAS140-3 provides that if an initial transfer of a financial asset and a repurchase financing that is entered into contemporaneously with, or in contemplation of, the initial transfer meet certain conditions, the initial transfer shall be accounted for separately from the repurchase financing. Otherwise, the initial transfer and repurchase financing should be evaluated as a linked transaction, which shall be accounted for based on the economics of the combined transactions. FSP No.FAS140-3 is effective for fiscal years beginning after November 15, 2008. Early adoption is prohibited. The MHFG Group does not expect that the adoption of FSP No.FAS140-3 will have a material impact on its consolidated results of operations or financial condition.

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

In June 2008, the EITF reached a consensus on Issue No.07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF Issue No.07-5”). EITF Issue No.07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. EITF Issue No.07-5 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The MHFG Group does not expect that the adoption of EITF Issue No.07-5 will have a material impact on its consolidated results of operations or financial condition.

In November 2008, the EITF reached a consensus on Issue No.08-6, “Equity Method Investment Accounting Considerations” (“EITF Issue No.08-6”). EITF Issue No.08-6 clarifies the accounting for (1) initial measurement, (2) decrease in investment value and (3) change in level of ownership or degree of influence related to equity method investments. EITF Issue No.08-6 is effective for reporting periods beginning after December 15, 2008. The MHFG Group does not expect that the adoption of EITF Issue No.08-6 will have a material impact on its consolidated results of operations or financial condition.

In December 2008, the FASB issued FSP No.FAS132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP No.FAS132(R)-1”). FSP No.FAS132(R)-1 requires additional disclosures about plan assets of a defined benefit pension or other postretirement plan, including investment strategies, fair value of major categories of plan assets and valuation techniques used to measure the fair value of plan assets. FSP No.FAS132(R)-1 is effective for fiscal years ending after December 15, 2009, with early adoption permitted. FSP No.FAS132(R)-1 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS107-1 and APB28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP No.FAS107-1 and APB28-1”). FSP No.FAS107-1 and APB28-1 requires disclosures about the fair value of financial instruments for interim financial reporting periods of publicly traded companies as well as in annual financial statements. The FSP also amends Accounting Principles Board (“APB”) Opinion No.28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The FSP is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No.FAS157-4”). FSP No.FAS157-4 provides additional guidance for estimating fair value in accordance with SFAS No.157, when the volume and level of activity for the asset or liability have significantly decreased. FSP No.FAS157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP No.FAS157-4 requires detailed disclosures for debt and equity securities. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The MHFG Group does not expect that the adoption of the FSP will have a material impact on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2009, the FASB issued FSP No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP No.FAS115-2 and FAS124-2”), which amends the other-than-temporary impairment model for debt securities. FSP No.FAS115-2 and FAS124-2 requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. In addition, FSP No.FAS115-2 and FAS124-2 expands existing disclosures and requires new disclosures about other-than-temporary impairments. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The MHFG Group is currently evaluating the potential impact that the adoption of the FSP will have on its consolidated results of operations and financial condition.

In May 2009, the FASB issued SFAS No.165, “Subsequent Events” (“SFAS No.165”). SFAS No.165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No.165 is effective for interim or annual financial periods ending after June 15, 2009. The MHFG Group does not expect that the adoption of SFAS No.165 will have a material impact on its consolidated results of operations or financial condition.

In June 2009, the FASB announced that the FASB Accounting Standards Codification (“Codification”) would be officially launched on July 1, 2009. The Codification reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics, and does not change U.S. GAAP.

In June 2009, the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140” (“SFAS No.166”). SFAS No.166 requires more information about transfers of financial assets, including securitization transactions, where enterprises have continuing exposure to the risks related to the transferred financial assets. SFAS No.166 also eliminates the concept of qualifying SPE and changes the requirements for derecognizing financial assets. SFAS No.166 is effective as of the beginning of an enterprise’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.166 will have on its consolidated results of operations and financial condition.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). SFAS No.167 provides a new guidance how an enterprise determines whether the enterprise’s variable interests give it a controlling financial interest in VIEs. The determination is based on, among other things, VIE’s purpose and design, an enterprise’s ability to direct the activities of the VIE that most significantly impact the entity’s economic performance, and if an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be significant. SFAS No.167 is effective as of the beginning of an enterprise’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.167 will have on its consolidated results of operations and financial condition.

In June 2009, the FASB issued SFAS No.168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No.162” (“SFAS No.168”). SFAS No.168 replaces SFAS No.162 and establishes the Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities. SFAS No.168 is effective for interim and annual reporting periods ending after September 15, 2009. As SFAS No.168 and the Codification do not change U.S. GAAP, the adoption of SFAS No.168 will have no impact on the MHFG Group’s consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Trading account assets and trading account liabilities

The following table presents the components of Trading account assets and Trading account liabilities at their fair value at March 31, 2008 and 2009:

	2008	2009
	(in millions of yen)
Trading account assets:
Trading securities:
Japanese government and corporate debt securities	8,089,599	6,006,896
Japanese equity securities	464,131	74,368
Foreign government bonds and other securities	2,039,699	5,408,636

Total	10,593,429	11,489,900

Derivative assets:
Interest rate contracts	6,277,427	15,314,499
Foreign exchange contracts	2,963,667	3,206,098
Equity-related contracts	153,955	215,486
Credit-related contracts	297,332	548,980
Other contracts, mainly commodity-related contracts	266,594	231,348

Total	9,958,975	19,516,411

Total	20,552,404	31,006,311

Trading account liabilities:
Trading securities sold, not yet purchased	4,704,852	2,886,889
Derivative liabilities:
Interest rate contracts	5,733,591	14,626,146
Foreign exchange contracts	2,837,749	3,102,176
Equity-related contracts	169,670	228,586
Credit-related contracts	358,703	461,089
Other contracts, mainly commodity-related contracts	315,875	202,599

Total	9,415,588	18,620,596

Total	14,120,440	21,507,485

See Note 28 “Fair value” for the methodologies and assumptions used to estimate fair values.

The MHFG Group performs trading activities through market-making, sales, and arbitrage. Net trading gains (losses) for the fiscal years ended March 31, 2007, 2008 and 2009 are comprised of the following:

	2007	2008	2009
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities, excluding derivative contracts	144,740	(269,702)	(160,804)
Derivative contracts	245,150	405,657	282,822

Total	389,890	135,955	122,018
Foreign exchange gains (losses)—net	(51,304)	296,732	23,769

Net trading gains	338,586	432,687	145,787

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2008 and 2009 are as follows:

	2008				2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
Available-for-sale securities: (1)
Debt securities:
Japanese government bonds	16,216,080	18,424	22,083	16,212,421	18,450,323	36,243	28,448	18,458,118
Japanese local gov’t bonds	70,772	968	211	71,529	69,485	731	219	69,997
U.S. Treasury bonds	2,571,051	9,496	30,615	2,549,932	189,491	3,770	—	193,261
Other foreign gov’t bonds	1,768,307	110,813	11,342	1,867,778	181,871	911	778	182,004
Agency mortgage-backed securities (2)	1,562,347	2,079	43,680	1,520,746	208,277	1,089	3,547	205,819
Japanese corporate bonds	2,419,072	2,585	3,570	2,418,087	2,125,965	9,887	4,534	2,131,318
Japanese other debt securities	3,076,252	19,037	11,435	3,083,854	2,539,325	9,476	32,842	2,515,959
Foreign corporate bonds and other debt securities	2,160,272	10,798	36,291	2,134,779	946,045	15,895	33,749	928,191
Equity securities (marketable)	2,619,520	1,966,890	73,898	4,512,512	2,237,254	801,431	168,618	2,870,067

Total	32,463,673	2,141,090	233,125	34,371,638	26,948,036	879,433	272,735	27,554,734

Held-to-maturity securities:
Debt securities:
Japanese government bonds	489,978	176	76	490,078	50,039	101	—	50,140
Japanese local gov’t bonds	48,546	17	13	48,550	11,189	4	—	11,193
U.S. Treasury bonds	240,391	4,753	—	245,144	117,906	1,466	—	119,372

Total	778,915	4,946	89	783,772	179,134	1,571	—	180,705

Notes:

(1)	On April 1, 2008, the MHFG Group elected the fair value option under SFAS No.159 for foreign currency denominated available-for-sale securities. See Note 28 “Fair value” for further information regarding those securities.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥1,269,227 million and ¥251,519 million, respectively, at March 31, 2008, and ¥49,154 million and ¥156,665 million, respectively, at March 31, 2009. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2009 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	8,370,646	8,377,824	179,134	180,705
Due after one year through five years	11,041,106	11,028,666	—	—
Due after five years through ten years	2,497,010	2,467,954	—	—
Due after ten years	2,802,020	2,810,223	—	—

Total	24,710,782	24,684,667	179,134	180,705

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008 and 2009:

2008	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
Available-for-sale securities: (1)
Debt securities:
Japanese government bonds	7,623,532	22,083	25	—	7,623,557	22,083
Japanese local gov’t bonds	5,959	26	24,153	185	30,112	211
U.S. Treasury bonds	709,673	29,748	15,717	867	725,390	30,615
Other foreign gov’t bonds	549,322	8,520	25,054	2,822	574,376	11,342
Agency mortgage-backed securities (2)	599,820	42,708	119,831	972	719,651	43,680
Japanese corporate bonds	360,813	1,086	1,293,798	2,484	1,654,611	3,570
Japanese other debt securities	938,706	5,062	920,546	6,373	1,859,252	11,435
Foreign corporate bonds and other debt securities	584,453	24,027	112,542	12,264	696,995	36,291
Equity securities (marketable)	365,719	73,726	293	172	366,012	73,898

Total	11,737,997	206,986	2,511,959	26,139	14,249,956	233,125

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	—	100,023	76	100,023	76
Japanese local gov’t bonds	—	—	28,925	13	28,925	13

Total	—	—	128,948	89	128,948	89

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2009	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
Available-for-sale securities: (1)
Debt securities:
Japanese government bonds	5,362,022	28,448	—	—	5,362,022	28,448
Japanese local gov’t bonds	20,535	121	16,668	98	37,203	219
U.S. Treasury bonds	13	—	4	—	17	—
Other foreign gov’t bonds	43,755	778	—	—	43,755	778
Agency mortgage-backed securities (2)	89,357	1,484	58,186	2,063	147,543	3,547
Japanese corporate bonds	1,307,149	1,274	84,835	3,260	1,391,984	4,534
Japanese other debt securities	436,133	3,282	1,223,322	29,560	1,659,455	32,842
Foreign corporate bonds and other debt securities	47,982	699	364,824	33,050	412,806	33,749
Equity securities (marketable)	835,997	168,598	45	20	836,042	168,618

Total	8,142,943	204,684	1,747,884	68,051	9,890,827	272,735

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	—	—	—	—	—
Japanese local gov’t bonds	—	—	—	—	—	—

Total	—	—	—	—	—	—

Notes:

(1)	On April 1, 2008, the MHFG Group elected the fair value option under SFAS No.159 for foreign currency denominated available-for-sale securities. See Note 28 “Fair value” for further information regarding those securities.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥599,701 million and ¥119,950 million, respectively, at March 31, 2008. There were no U.S. agency securities in a loss position at March 31, 2009, primarily due to the transfer to trading securities caused by applying the fair value option as noted above. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

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

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at March 31, 2009, are not other-than-temporary, because such losses have resulted primarily from reduced liquidity, not due to credit deterioration, and the MHFG Group has the ability and intent to hold them for a period of time sufficient to recover gross unrealized losses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2007, 2008 and 2009, losses resulting from write-downs for other-than-temporary impairment on available-for-sale securities were ¥212,583 million, ¥661,088 million and ¥462,909 million, respectively. No impairment losses were recorded on held-to-maturity securities for those fiscal years.

For the fiscal years ended March 31, 2007, 2008 and 2009, proceeds from sales of available-for-sale securities were ¥34,492 billion, ¥67,553 billion and ¥47,039 billion, respectively. Gross realized gains on those sales were ¥294,821 million, ¥597,361 million and ¥212,500 million, respectively, and gross realized losses on those sales were ¥51,654 million, ¥142,455 million and ¥120,324 million, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

Other investments

The following table summarizes the composition of other investments:

	2008	2009
	(in millions of yen)
Equity method investments	234,961	284,635
Investments held by consolidated investment companies	77,096	88,159
Other equity interests	693,138	639,044

Total other investments	1,005,195	1,011,838

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥35,292 million and ¥49,694 million, at March 31, 2008 and 2009, respectively. The aggregated market values of those marketable equity securities were ¥50,558 million and ¥50,132 million, respectively.

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

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of SFAS No.115, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2008 and 2009 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2008 and 2009:

	2008	2009
	(in millions of yen)
Domestic:
Manufacturing	7,806,714	8,915,085
Construction	1,429,596	1,456,298
Real estate	6,489,603	6,215,710
Services	5,566,161	5,378,425
Wholesale and retail	6,100,129	6,006,392
Transportation	2,516,266	2,593,178
Banks and other financial institutions	4,355,610	5,037,117
Government and public institutions	5,807,510	8,655,149
Other industries (Note)	5,061,023	4,645,720
Individuals:
Mortgage loans	11,122,393	11,382,136
Other	1,204,350	1,161,047

Total domestic	57,459,355	61,446,257

Foreign:
Commercial and industrial	8,815,166	8,680,337
Banks and other financial institutions	1,544,938	2,223,733
Government and public institutions	414,688	300,524
Other (Note)	93,852	94,263

Total foreign	10,868,644	11,298,857

Total	68,327,999	72,745,114
Less: Unearned income and deferred loan fees—net	106,192	88,019

Total loans before allowance for loan losses	68,221,807	72,657,095

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥766 million, ¥64,771 million and ¥49,822 million, of which valuation losses related to loans held for sale accounted for at the lower of cost or fair value were nil, ¥59,766 million and ¥37,922 million for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.

The MHFG Group reclassified certain loans held for sale within Other assets to Loans at their lower of cost or fair value during the fiscal year ended March 31, 2009. See consolidated statements of cash flows for the amount reclassified.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers both loans that are subject to SFAS No.114 and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15 and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. A summary of the recorded balances of impaired loans and the related allowance for loan losses at March 31, 2008 and 2009 is shown below:

	2008		2009
	Recorded impaired loan balance	Allowance for loan losses on impaired loans	Recorded impaired loan balance	Allowance for loan losses on impaired loans
	(in millions of yen)
Impaired loans requiring an allowance for loan losses	1,089,728	349,183	1,147,771	440,340
Impaired loans not requiring an allowance for loan losses (Note)	205,746	—	284,277	—

Total	1,295,474	349,183	1,432,048	440,340

Note:	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

The average recorded balance of impaired loans was ¥1,119 billion and ¥1,153 billion for the fiscal years ended March 31, 2008 and 2009, respectively.

Gross interest income on nonaccrual loans which were included in Interest income on loans for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥30 billion, ¥33 billion and ¥38 billion, respectively.

6. Allowance for loan losses

Changes in Allowance for loan losses for the fiscal years ended March 31, 2007, 2008 and 2009 are shown below:

	2007	2008	2009
	(in millions of yen)
Balance at beginning of fiscal year	812,321	946,147	649,803

Provision (credit) for loan losses	182,115	(57,766)	567,396

Charge-offs	110,612	271,242	344,061
Less: Recoveries	58,021	47,375	28,881

Net charge-offs	52,591	223,867	315,180

Others (Note)	4,302	(14,711)	(32,233)

Balance at end of fiscal year	946,147	649,803	869,786

Note:	Others include primarily foreign exchange translation.

The MHFG Group recorded provision for loan losses for the fiscal year ended March 31, 2007 due mainly to the downgrade in the credit rating of a large non-bank financial company borrower. The Group recorded a credit for loan losses for the fiscal year ended March 31, 2008 due mainly to upgrades in the internal credit ratings of some

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Both the amount of provision for loan losses and charge-offs were significantly increased in the fiscal year ended March 31, 2009 due mainly to the sharp downturn of the global economy.

7. Premises and equipment

Premises and equipment at March 31, 2008 and 2009 consist of the following:

	2008	2009
	(in millions of yen)
Land	156,942	177,311
Buildings	584,774	598,411
Equipment and furniture	455,229	457,419
Leasehold improvements	122,051	110,432
Construction in progress	7,045	19,932
Software	514,588	545,078

Total	1,840,629	1,908,583
Less: Accumulated depreciation and amortization	988,236	1,008,835

Premises and equipment—net	852,393	899,748

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2007, 2008 and 2009 was ¥140,313 million, ¥169,925 million and ¥146,191 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥48,260 million and ¥49,420 million at March 31, 2008 and 2009, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2008 and 2009 amounted to ¥35,013 million and ¥39,387 million, respectively.

The MHFG Group recognized impairment losses of ¥9,299 million on premises and equipment for the fiscal year ended March 31, 2009, of which ¥7,703 million was recorded in General and administrative expenses and ¥1,596 million was recorded in Occupancy expenses. Such losses included ¥9,211 million of impairment losses on software and related server equipment recognized in the Global Retail Group due to the discontinuance of development of a next generation mainframe computer system of certain domestic consolidated subsidiary.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2008 and 2009 were as follows:

	Global Corporate Group	Global Retail Group	Total
	(in millions of yen)
2008
Balance at beginning of fiscal year	—	39,559	39,559
Goodwill acquired	25,715	—	25,715
Impairment losses recognized	25,715	24,543	50,258
Balance at end of fiscal year	—	15,016	15,016

2009
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Balance at end of fiscal year	—	15,016	15,016

Goodwill in the Global Retail Group is entirely related to the MHIS operating segment. Due to an adverse change in the business climate during the fiscal year ended March 31, 2008, it was determined that the carrying amount of the segment exceeded its fair value, which was calculated based on the quoted market price of MHIS’s common stock, as of March 31, 2008, the date of the annual impairment test. Therefore, a goodwill impairment loss of ¥24,543 million was recognized in the Global Retail Group during the fiscal year ended March 31, 2008.

Goodwill in the Global Corporate Group was acquired through MHCB’s subscriptions of the third-party allocations by its subsidiary, MHSC, in December 2007 and January 2008. (Refer to Note 25 “Minority interest in consolidated subsidiaries”.) Since the estimation of future cash flows of the MHSC operating segment was revised downward reflecting the overall economic outlook of MHSC, it was determined that the carrying amount of the segment exceeded its fair value as of March 31, 2008, the date of the annual impairment test. Therefore, a goodwill impairment loss of ¥25,715 million was recognized in the Global Corporate Group during the fiscal year ended March 31, 2008.

There were no impairment losses nor new acquisitions during the fiscal year ended March 31, 2009.

9. Pledged assets and collateral

The following amounts, by balance sheet classifications, have been pledged as collateral for borrowings and for other purposes at March 31, 2008 and 2009:

	2008	2009
	(in millions of yen)
Interest-bearing deposits in other banks	25,428	44,745
Trading account assets	6,447,148	5,424,813
Available-for-sale securities	15,039,802	10,957,411
Loans	6,938,723	12,837,509
Other assets	1,241,471	1,343,532

Total	29,692,572	30,608,010

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The associated liabilities collateralized by the above assets at March 31, 2009 are summarized below:

2009
(in millions of yen)
Deposits	643,196
Call money and funds purchased	2,020,400
Payables under repurchase agreements	2,983,331
Payables under securities lending transactions	3,765,475
Other short-term borrowings	3,790,993
Long-term debt	4,252,014

Total	17,455,409

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2008 and 2009, the reserve funds maintained by the MHFG Group, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥1,146 billion and ¥4,225 billion, respectively.

At March 31, 2008 and 2009, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥16,973 billion and ¥12,910 billion, respectively, of which ¥10,940 billion and ¥10,139 billion, respectively, were sold or repledged. Such collateral was primarily obtained under resale or securities borrowing agreements, and was used generally as collateral under repurchase or securities lending agreements, or to cover short sales.

10. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$101 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2009) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2008 and 2009 are as follows:

	2008	2009
	(in millions of yen)
Domestic offices:
Time deposits	18,699,719	19,042,783
Certificates of deposit	8,993,040	8,519,700

Total	27,692,759	27,562,483

Foreign offices:
Time deposits	6,806,250	6,267,038
Certificates of deposit	1,078,242	839,748

Total	7,884,492	7,106,786

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2008 and 2009 was ¥745 billion and ¥693 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2009 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	24,749,087	8,515,500	33,264,587
Due after one year through two years	1,975,347	4,200	1,979,547
Due after two years through three years	1,399,410	—	1,399,410
Due after three years through four years	235,826	—	235,826
Due after four years through five years	276,953	—	276,953
Due after five years	114,274	—	114,274

Total	28,750,897	8,519,700	37,270,597

Foreign offices:
Due in one year or less	6,306,938	839,779	7,146,717
Due after one year through two years	4,081	—	4,081
Due after two years through three years	6,243	—	6,243
Due after three years through four years	23	—	23
Due after four years through five years	13,986	—	13,986
Due after five years	—	—	—

Total	6,331,271	839,779	7,171,050

Total	35,082,168	9,359,479	44,441,647

11. Debentures

MHCB and MHBK issue debentures denominated in Japanese yen with fixed interest rate to institutional and private investors as a source of funding for their operational needs. The following table presents interest rates and maturity of debentures:

	Interest rates	Maturity	2008	2009
	(%)		(in millions of yen)
Five-year coupon debentures	0.10-1.2	Apr. 2009-Apr. 2014	3,159,443	2,300,460

Note:	Interest rates and maturity shown are as of March 31,2009.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2008 and 2009 is comprised of the following:

	2008	2009
	(in millions of yen)
Obligations under capital leases	22,999	18,684
Loan participation borrowings	408,121	265,091
Senior borrowings and bonds	2,630,600	2,871,216
Subordinated borrowings and bonds	4,557,190	4,862,779

Total	7,618,910	8,017,770

Note:	Certain amounts in the prior period have been summarized into the current period’s presentation.

The following table presents interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (2)	Maturity (3)	2008	2009
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0-20.0	Apr. 2009-Oct. 2038	1,504,602	1,964,082
fixed rate denominated in U.S. dollars	0-7.49	May. 2009-Sep. 2038	6,491	5,324
fixed rate denominated in Euro	—	—	2,595	—
fixed rate denominated in other currencies	6.16-7.37	Jun. 2011-Jan. 2012	55,190	30,642
floating rate denominated in Japanese yen	0-20.0	Apr. 2009-Dec. 2039	1,018,244	857,685
floating rate denominated in U.S. dollars	0-5.479	Apr. 2009-Jul. 2047	42,643	12,802
floating rate denominated in Euro	3.11	Jul. 2009	787	646
floating rate denominated in other currencies	0	Nov. 2012	48	35

Total			2,630,600	2,871,216

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.96-4.74	Apr. 2009-Perpetual	2,494,776	3,257,319
fixed rate denominated in U.S. dollars	5.89-14.91	Apr. 2010-Jan. 2024	729,747	512,139
fixed rate denominated in Euro	4.85-4.98	Apr. 2009-Jun. 2011	198,832	163,196
floating rate denominated in Japanese yen	0.472-4.463	Apr. 2009-Perpetual	1,046,700	847,500
floating rate denominated in U.S. dollars	1.228-2.168	Jul. 2009-Jan. 2013	76,853	74,186
floating rate denominated in Euro	1.79-1.869	Sep. 2010	10,282	8,439

Total			4,557,190	4,862,779

Total			7,187,790	7,733,995

Notes:
(1)	Certain amounts in the prior period have been summarized into the current period’s presentation.
(2)	The interest rates shown are the range of contractual rates in effect at March 31, 2009.
(3)	Maturity information shown is the range of maturities at March 31, 2009.
(4)	None of the long-term debt issues listed above is convertible to common stock.
(5)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2009:

(in millions of yen)
Fiscal years ending March 31:
2010	827,543
2011	479,821
2012	1,130,925
2013	1,045,848
2014	704,557
2015 and thereafter	3,829,076

Total	8,017,770

14. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2008 and 2009:

	2008 (Note)	2009
	(in millions of yen)
Other assets:
Collateral provided for derivative transactions	1,172,979	1,237,247
Accounts receivable from brokers, dealers and customers for securities transactions	1,626,662	1,067,925
Financial Stabilization Funds	295,333	306,511
Miscellaneous receivables	229,094	146,424
Security deposits	125,147	110,940
Loans held for sale	666,644	80,500
Prepaid pension cost	48,798	8
Other	441,443	435,999

Total	4,606,100	3,385,554

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,512,818	2,362,118
Collateral accepted for derivative transactions	743,493	813,666
Factoring amounts owed to customers	356,520	334,589
Miscellaneous payables	289,772	274,630
Accrued pension liability	22,171	251,124
Matured debentures	248,606	208,225
Unearned income	137,901	147,304
Other	920,480	815,034

Total	4,231,761	5,206,690

Note:	Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.

Financial Stabilization Funds

The Financial Stabilization Funds were initiated in 1996 by the Japanese government in connection with the liquidation of certain failed housing-loan companies. Several financial institutions including the BOJ were required by the Japanese government to invest in these Funds in an effort to stabilize the effects on the Japanese

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

economy. The returns from the investment of the Funds are first to be used to make up for a part of the losses incurred as the housing-loan companies’ loans are collected and disposed of. The Funds are principally invested in Japanese government bonds, but the investment income earned by the Funds does not accrue to the MHFG Group, and as a result, the deposits are noninterest-bearing.

The MHFG Group made deposits with the Funds amounting to ¥359,017 million during the fiscal year ended March 31, 1997. The deposits are expected to mature in 15 years from the deposit date. The deposits were discounted to their present value at the time of the deposit and the discount is being accreted over the expected period to maturity using the interest method. The carrying amount of the deposits as of March 31, 2008 and 2009 was ¥295,333 million and ¥306,511 million, respectively.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

Matured debentures

Matured debentures represent the principal balance of debentures that have reached maturity but have not yet been repaid to customers.

15. Preferred stock

On January 4, 2009, MHFG abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares has increased a thousandfold.

The composition of preferred stock at March 31, 2007, 2008 and 2009 is as follows:

2007		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(yen)
Eleventh series class XI preferred stock	943,740	1,398,500	943,740	—	1,000,000	Yes
Class XII preferred stock	—	1,500,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690	—	1,000,000	No

Total	980,430	4,398,500	980,430	—

2008		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(yen)
Eleventh series class XI preferred stock	943,740	1,398,500	943,740	—	1,000,000	Yes
Class XII preferred stock	—	1,500,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690	—	1,000,000	No

Total	980,430	4,398,500	980,430	—

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2009	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	2,801,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	2,801,000

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled at March 31, 2009.

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

Eleventh series class XI preferred stock is convertible into common stock at the option of the holder. Material terms and conditions of conversion are as follows:

	Conversion period (1)	Conversion ratio (2)
Eleventh series class XI preferred stock	July 1, 2008 to June 30, 2016	¥1,000/(conversion price), where the conversion price after adjustment is ¥303.50 on or after August 6, 2009; to be reset on July 1 of each year between 2010 and 2015 (each, a “Reset Date”) as ¥1,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the Tokyo Stock Exchange (“TSE”) for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price after adjustment effective as of the Reset Date, provided that the conversion price shall not be less than ¥303.50.

Notes:
(1)	If the date to determine the shareholders entitled to exercise their voting rights at a general meeting of the shareholders of MHFG (the “Record Date”) is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Subject to adjustment, where issuance or disposal by MHFG of common stock for a price below the “current market price”, a stock split, issuance of securities convertible into common stock at a price below the “current market price” at the time of issuance thereof or determination of the conversion price thereof, merger or amalgamation, or a capital decrease or stock consolidation occurs and in certain other circumstances.

Each share of preferred stock which has not been converted as described above by the end of the relevant conversion period will be converted into common stock on the day following the end of the conversion period on the following terms:

	Conversion date	Conversion ratio
Eleventh series class XI preferred stock	July 1, 2016	¥1,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2016, provided that the current market price shall not be less than ¥303.50.

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2007, 2008, and 2009 were as follows:

Class of stock	Issued at March 31, 2006	Cancelled	Issued at March 31, 2007	Net change	Issued at March 31, 2008	Cancelled	Allotment	Issued at March 31, 2009
	(number of shares)
Preferred stock held by the Resolution and Collection Corporation:
Fourth series class IV preferred stock	150,000	(150,000)	—	—	—	—	—	—
Sixth series class VI preferred stock	150,000	(150,000)	—	—	—	—	—	—

Total	300,000	(300,000)	—	—	—	—	—	—

Preferred stock held by other shareholders:
Eleventh series class XI preferred stock (2)	943,740	—	943,740	—	943,740	(28,988)	913,837,248	914,752,000
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	—	36,653,310	36,690,000

Total	980,430	—	980,430	—	980,430	(28,988)	950,490,558	951,442,000

Total preferred stock	1,280,430	(300,000)	980,430	—	980,430	(28,988)	950,490,558	951,442,000

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class of stock	Aggregate amount at March 31, 2006	Cancelled (1)	Aggregate amount at March 31, 2007	Net change	Aggregate amount at March 31, 2008	Cancelled	Aggregate amount at March 31, 2009
	(in millions of yen)
Preferred stock held by the Resolution and Collection Corporation:
Fourth series class IV preferred stock	300,000	(300,000)	—	—	—	—	—
Sixth series class VI preferred stock	300,000	(300,000)	—	—	—	—	—

Total	600,000	(600,000)	—	—	—	—	—

Preferred stock held by other shareholders:
Eleventh series class XI preferred stock (2)	943,740	—	943,740	—	943,740	(28,988)	914,752
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	—	36,690

Total	980,430	—	980,430	—	980,430	(28,988)	951,442

Total preferred stock	1,580,430	(600,000)	980,430	—	980,430	(28,988)	951,442

Notes:

(1)	Upon cancellation of preferred stock held by the Resolution and Collection Corporation, different series of preferred stock which were repurchased on the same date were treated as one issue when comparing the repurchase price and the book value, because the cancelled stock was held by one holder. The aggregate book value of the cancelled stock is charged to preferred stock and the aggregate excess amount of purchase price over book value is charged to accumulated deficit.
(2)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

16. Common stock

On January 4, 2009, MHFG abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares has increased a thousandfold.

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2007, 2008, and 2009 were as follows:

	2007	2008	2009
	(shares)
Balance at beginning of fiscal year	12,003,995	11,872,195	11,396,255
Issuance of new shares of common stock by conversion of Eleventh series class XI preferred stock	—	—	59,186
Cancellation of common stock	(131,800)	(475,940)	(276,500)
Allotment of common stock	—	—	11,167,761,719

Balance at end of fiscal year	11,872,195	11,396,255	11,178,940,660

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Dividends

The amount available for dividends under the Company Law is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2009, MHFG’s capital stock, capital surplus, and retained earnings were ¥1,540,965 million, ¥385,242 million, and ¥1,687,622 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches to one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2009 was ¥389,592 million, of which ¥385,242 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for legal reserve, the Company Law and the Banking Law impose certain limitations on the amount available for dividends. Under the Company Law, MHFG’s maximum amount available for dividends, at March 31, 2009, was ¥1,677,022 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Law and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier 1 capital for capital adequacy purposes. See Note 18 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

Dividends on preferred stock and common stock during the fiscal years ended March 31, 2007, 2008, and 2009 were as follows:

2007	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Fourth series class IV preferred stock	47,600	7,140
Sixth series class VI preferred stock	42,000	6,300
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	4,000	46,434

Total		79,850

2008	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	7,000	81,254

Total		101,230

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2009	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	10,000	113,922

Total		133,898

Note:	Dividends paid on treasury stock are excluded.

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

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, the MHFG Group adopted the advanced internal ratings-based approach (“AIRB approach”) instead of the foundation internal ratings-based approach (“FIRB approach”) from the fiscal year ended March 31, 2009. Under the AIRB approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default (“PD”) and loss given default (“LGD”). PD and LGD are derived by MHFG’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The MHFG Group selected the standardized approach for the calculation of operational risk capital charge, which calculates operational risk by dividing its activities into eight business lines and multiplying gross income of each of those business lines by the applicable factor assigned to each of the business line.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2008 (under the FIRB approach) and 2009 (under the AIRB approach) calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the FSA are set forth in the following table:

	2008		2009
	Amount	Ratio	Amount	Ratio
	(in millions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,634,915	4.00	2,359,357	4.00
Actual	4,880,189	7.40	3,766,364	6.38
Total risk-based capital:
Required	5,269,829	8.00	4,718,715	8.00
Actual	7,708,342	11.70	6,226,996	10.55
MHCB:
Tier 1 capital:
Required	1,405,893	4.00	1,271,636	4.00
Actual	2,982,469	8.48	2,697,855	8.48
Total risk-based capital:
Required	2,811,786	8.00	2,543,272	8.00
Actual	4,278,850	12.17	3,781,869	11.89
MHBK:
Tier 1 capital:
Required	557,777	2.00	509,567	2.00
Actual	2,032,402	7.28	1,696,967	6.66
Total risk-based capital:
Required	1,115,553	4.00	1,019,135	4.00
Actual	3,339,632	11.97	3,002,758	11.78
MHTB:
Tier 1 capital:
Required	147,495	4.00	122,597	4.00
Actual	374,852	10.16	251,846	8.21
Total risk-based capital:
Required	294,990	8.00	245,195	8.00
Actual	585,222	15.87	410,464	13.39
Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,260,588	4.00	1,229,695	4.00
Actual	2,505,915	7.95	1,862,691	6.05
Total risk-based capital:
Required	2,521,176	8.00	2,459,390	8.00
Actual	4,411,114	13.99	3,613,398	11.75
MHBK:
Tier 1 capital:
Required	538,716	2.00	495,130	2.00
Actual	1,887,196	7.00	1,645,426	6.64
Total risk-based capital:
Required	1,077,433	4.00	990,261	4.00
Actual	3,153,858	11.70	2,916,328	11.78
MHTB:
Tier 1 capital:
Required	146,087	4.00	120,889	4.00
Actual	366,007	10.02	248,490	8.22
Total risk-based capital:
Required	292,174	8.00	241,779	8.00
Actual	575,928	15.76	405,432	13.41

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

Management believes, as of March 31, 2009, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

19. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

On January 4, 2009, MHFG abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares has increased a thousandfold. The computations of basic and diluted earnings per common share are adjusted retroactively under SFAS No.128 “Earnings per Share” (“SFAS No.128”).

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2007, 2008 and 2009:

	2007		2008		2009
	(in millions of yen)
Net income (loss):
Net income (loss)	623,882		228,618		(1,058,447)
Less: Net income (loss) attributable to preferred shareholders	23,474		19,975		19,340

Net income (loss) attributable to common shareholders	600,408		208,643		(1,077,787)

Effect of dilutive securities:
Convertible preferred stock	18,875		18,875		—(2)

Net income (loss) attributable to common shareholders after assumed conversions	619,283		227,518		(1,077,787)

	2007		2008		2009
	(thousands of shares)
Shares:
Weighted average common shares outstanding	11,607,550		11,479,942		11,231,269

Effect of dilutive securities:
Convertible preferred stock	1,106,291	(1)	2,088,073	(1)	—(2)

Weighted average common shares after assumed conversions	12,713,841		13,568,015		11,231,269

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007	2008	2009
	(in yen)
Amounts per common share:
Basic net income (loss) per common share	51.73	18.17	(95.96)

Diluted net income (loss) per common share	48.71	16.77	(95.96)

Notes:
(1)	For the fiscal years ended March 31, 2007 and 2008, the number of the dilutive common shares is based on the conversion price as of each fiscal year-end.
(2)	For the fiscal year ended March 31, 2009, the computation of diluted earnings per common share did not assume conversion of convertible preferred stock, as the effect of such conversion would be anti-dilutive due to the net loss.

20. Income taxes

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2007, 2008 and 2009:

	2007	2008	2009
	(in millions of yen)
Current:
Domestic	27,929	9,681	10,013
Foreign	22,372	35,502	40,773

Total current tax expense	50,301	45,183	50,786

Deferred:
Domestic	112,444	626,326	709,625
Foreign	476	667	1,497

Total deferred tax expense	112,920	626,993	711,122

Total income tax expense	163,221	672,176	761,908

The preceding table does not reflect the tax effects of items recorded directly in Shareholders’ equity for the fiscal years ended March 31, 2007, 2008 and 2009. The detailed amounts reducing Shareholders’ equity are as follows:

	2007	2008	2009
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities	149,726	(755,958)	(500,153)
Minimum pension liability	175	—	—
Pension liability adjustments	89,512	(163,825)	(63,353)
Cumulative effect of change in accounting principle	1,275	—	(11,846)

Total tax effect	240,688	(919,783)	(575,352)

Since the MHFG Group does not have the intention to divest its foreign subsidiaries in the foreseeable future, deferred taxes are not provided on the temporary differences related to foreign currency translation adjustments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to actual income tax expense for the fiscal years ended March 31, 2007, 2008 and 2009:

	2007	2008	2009
	(in millions of yen, except tax rates)
Income (loss) before income tax expense	787,103	900,794	(296,539)
Effective statutory tax rate	40.69%	40.69%	40.69%

Income tax calculated at the statutory tax rate	320,272	366,533	(120,662)
Income not subject to tax	(34,365)	(19,514)	(15,658)
Expenses not deductible for tax purposes	1,937	2,035	1,823
Tax rate differentials of subsidiaries	(538)	35,610	(11,923)
Change in valuation allowance	(161,875)	242,980	1,256,799
Change in undistributed earnings of subsidiaries	(38,247)	(32,405)	(19,706)
Change in net operating loss carryforwards resulting from intercompany capital transactions	32,519	54,277	(351,991)
Minority interest in consolidated subsidiaries	11,308	(21,833)	(25,047)
Other	32,210	44,493	48,273

Income tax expense	163,221	672,176	761,908

The components of net deferred tax assets at March 31, 2008 and 2009 are as follows:

	2008	2009
	(in millions of yen)
Deferred tax assets:
Investments	1,176,372	1,346,689
Allowance for loan losses	333,910	495,235
Prepaid pension cost and accrued pension liabilities	—	122,321
Premises and equipment	38,392	26,526
Financial Stabilization Funds	25,869	21,324
Undistributed earnings of subsidiaries	—	15,183
Derivative financial instruments	9,142	—
Net operating loss carryforwards	2,402,604	2,559,208
Other	275,576	337,034

	4,261,865	4,923,520
Valuation allowance	(2,451,103)	(3,778,575)

Deferred tax assets, net of valuation allowance	1,810,762	1,144,945

Deferred tax liabilities:
Available-for-sale securities	784,328	282,962
Derivative financial instruments	—	27,217
Undistributed earnings of subsidiaries	4,523	—
Prepaid pension cost and accrued pension liabilities	3,130	—
Other	106,409	50,747

Deferred tax liabilities	898,390	360,926

Net deferred tax assets	912,372	784,019

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation in the consolidated balance sheets.

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies available in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that the MHFG Group would realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2008 and 2009.

At March 31, 2009, the MHFG Group had net operating loss carryforwards totaling ¥6,388,172 million. These net operating losses are scheduled to expire as follows:

Net operating loss carryforwards
(in millions of yen)
Fiscal year ending March 31:
2010	1,398,820
2011	503,261
2012	518,970
2013	2,694,567
2014	16,207
2015 and thereafter	1,256,347

Total	6,388,172

Included in net operating loss carryforwards in the above table are carryforwards of the holding company and a subsidiary of ¥3,511,931 million resulting mainly from intercompany capital transactions. The tax effect of these carryforwards is offset by a full valuation allowance.

The total amount of unrecognized tax benefits including ¥760 million and ¥1,943 million interest and penalties was ¥4,923 million and ¥11,639 million at March 31, 2008 and 2009, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2008 and 2009:

	2008	2009
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	6,135	4,923

Gross amount of increases related to positions taken during prior years	1,098	7,412
Gross amount of increases related to positions taken during the current year	343	—
Amount of decreases related to settlements	(2,204)	(328)
Foreign exchange adjustments	(449)	(368)

Total unrecognized tax benefits at end of fiscal year	4,923	11,639

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2001, 1998 and 2002 respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effect of these settlements calculated pursuant to the guidance in EITF Issue No.03-2 for the fiscal year ended March 31, 2007 was as follows:

2007
(in millions of yen)
Subsidy (representing the difference between the accumulated benefit obligation over the fair value of the related assets)	177,418
Settlement gain recognized for proportionate amount of net unrecognized loss related to the entire EPF	3,434
Effect of the reversal of future salary progression	1,589

Total settlement gain	182,441

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

Foreign office benefit plans

Certain foreign offices and subsidiaries have defined contribution plans and/or defined benefit plans, of which disclosures are combined with those for domestic benefit plans, as they are not significant.

Defined contribution plans

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized for contributions to the plans for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥1,509 million, ¥1,785 million and ¥1,987 million, respectively.

Implementation of SFAS No.158

On March 31, 2007, the MHFG Group adopted the recognition and disclosure provisions of SFAS No.158, which requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets. Under SFAS No.158, actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. Upon adoption of SFAS No.158 in 2007, the MHFG Group recorded an adjustment, net of tax, of ¥130,855 million to Accumulated other comprehensive income. The adoption of SFAS No.158 had no effect on the consolidated statements of income for the fiscal year ended March 31, 2007, or for any prior period presented.

Partial withdrawal of assets from employee retirement benefit trusts

During the fiscal year ended March 31, 2007, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. No gains or losses have been recognized as a consequence of this transaction.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans, net of contributions made by employees, for the fiscal years ended March 31, 2007, 2008 and 2009 includes the following components:

	2007	2008	2009
	(in millions of yen)
Service cost-benefits earned during the fiscal year	23,190	24,000	23,668
Interest costs on projected benefit obligation	37,700	26,757	25,192
Expected return on plan assets	(77,286)	(95,211)	(52,273)
Amortization of prior service benefit	(440)	(437)	(375)
Amortization of net actuarial loss (gain)	(16,198)	(6,042)	6,297
Special termination benefits	5,485	5,048	7,440
Loss (gain) on settlement	(5,023)	—	1,791
Gain on curtailment	—	—	(748)

Net periodic benefit cost	(32,572)	(45,885)	10,992

Other changes in plan assets and benefit obligations recognized in other comprehensive loss before-tax for the fiscal years ended March 31, 2008 and 2009 were summarized as follows:

	2008	2009
	(in millions of yen)
Net actuarial loss	409,970	336,362
Amortization of net actuarial gain (loss)	6,042	(6,297)
Prior service cost	147	744
Amortization of prior service benefit	437	375

Total recognized in other comprehensive loss before-tax	416,596	331,184

As of March 31, 2009, the amounts in Accumulated other comprehensive loss, which will be amortized as prior service benefit and actuarial loss over the next fiscal year, are estimated to be ¥318 million and ¥35,973 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2007	2008	2009
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	2.09%	1.99%	1.93%
Rates of increase in future compensation level	1.51-5.76%	1.61-5.62%	1.93-6.27%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	2.55%	2.09%	1.99%
Rates of increase in future compensation level	1.37-5.67%	1.51-5.76%	1.61-5.62%
Expected rates of return on plan assets	3.72%	5.75%	3.92%

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2008 and 2009 for the plans of MHFG and its subsidiaries. Accordingly, funded status and amounts recognized in the table below show the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2008	2009
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,287,133	1,293,747
Service cost	24,000	23,668
Interest cost	26,757	25,192
Plan participants’ contributions	1,199	1,199
Divestitures	(2,315)	—
Settlements	—	(15,730)
Actuarial loss (gain)	23,546	(4,377)
Foreign currency exchange rate changes	(5,725)	(5,303)
Benefits paid	(40,478)	(43,906)
Lump-sum payments	(20,370)	(17,952)

Benefit obligation at end of fiscal year	1,293,747	1,256,538

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,617,598	1,320,374
Actual return (negative return) on plan assets	(291,648)	(289,612)
Foreign currency exchange rate changes	(4,361)	(4,991)
Divestitures	(1,389)	—
Settlements	—	(15,730)
Employer contributions	39,453	38,088
Plan participants’ contributions	1,199	1,199
Benefits paid	(40,478)	(43,906)

Fair value of plan assets at end of fiscal year	1,320,374	1,005,422

Funded status	26,627	(251,116)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	48,798	8
Accrued pension liability	(22,171)	(251,124)

Net amount recognized	26,627	(251,116)

Amounts recognized in Accumulated other comprehensive loss (income) before-tax consist of:
Prior service cost (benefit)	(3,735)	(2,616)
Net actuarial loss	196,263	526,328

Net amount recognized	192,528	523,712

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,253,781 million and ¥1,232,621 million, respectively, as of March 31, 2008 and 2009. The severance indemnities plans generally employ a multi-variable and non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations, accumulated benefit obligations and fair value of plan assets at March 31, 2008 and 2009 for the plans of MHFG and its subsidiaries where accumulated benefit obligations were in excess of plan assets:

	2008	2009
	(in millions of yen)
Projected benefit obligation	31,163	1,254,091
Accumulated benefit obligation	30,426	1,230,175
Fair value of plan assets	20,388	1,002,967

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Asset allocation

Pension plan asset allocations of MHFG and certain subsidiaries at March 31, 2008 and 2009, by asset category are as follows:

	Fair value of pension plan assets at March 31,
Asset category	2008	2009
The EPF assets:
Japanese equity securities	6.89%	6.25%
Japanese debt securities	14.27%	18.38%
General account of life insurance companies	6.19%	8.14%
Non-Japanese equity securities	6.89%	6.57%
Non-Japanese debt securities	12.36%	14.42%
Short-term assets	0.71%	0.72%

Total EPF assets	47.31%	54.48%

Assets retained in employee retirement benefit trusts:
Japanese equity securities	52.69%	45.52%

	100.00%	100.00%

Included in Japanese equity securities was ¥25,084 million (1.94% of contributory pension plan assets) and ¥338 million (0.03% of contributory pension plan assets) of the common stock issued by the MHFG Group and its affiliated companies at March 31, 2008 and 2009, respectively. The figures significantly decreased since certain common stock issued by an affiliated company was transferred to the Group at its fair value in August 2008.

Investment policies

MHFG and certain subsidiaries’ target asset allocation for funds for the EPF plans is as follows:

Asset category	Asset ratio at March 31, 2009
Japanese equity securities	17.00%
Japanese debt securities	42.00%
Non-Japanese equity securities	15.00%
Non-Japanese debt securities	26.00%

Total	100.00%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Basis and procedure for estimating long term return of each asset class

The expected rate of return for each asset class is based primarily on various aspects of long-term prospects for the economy that include historical performance and the market environment. The expected long-term rate of return used to determine net periodic benefit cost for the fiscal year ended March 31, 2009 is 4.00% for the EPF assets and 3.78% for assets retained in employee retirement benefit trusts.

Contributions

MHFG and certain subsidiaries expect to contribute approximately ¥39 billion to their pension plans in the fiscal year ending March 31, 2010 based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal year indicated:

(in millions of yen)
Fiscal year ending March 31:
2010	57,335
2011	58,686
2012	59,917
2013	61,301
2014	63,085
2015-2019	329,881

22. Stock-based compensation

Concurrently with the abolishment of, and as an alternative to the retirement allowances program for directors and executive officers of MHFG, MHBK, MHCB, and MHTB, the MHFG Group introduced stock compensation-type stock options, in the form of stock acquisition rights, for directors (excluding the outside

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”) in June 2008. The Group maintains following two types of stock-based compensation plan.

For Directors of MHFG, MHBK, and MHCB

In this plan, 1,000 shares of MHFG common stock shall be issued or transferred upon exercise of each of the stock acquisition rights. The amount to be paid upon exercise shall be 1 yen per share.

The contractual term of the stock acquisition rights is 20 years. A holder may exercise the stock acquisition rights only after the date on which such holder loses the status as a Director of MHFG, MHBK or MHCB.

The following is a summary of the stock-based compensation plan of MHFG, MHBK and MHCB for the fiscal year ended March 31, 2009:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	—	—
Granted during fiscal year	5,409,000	1

Outstanding at end of fiscal year	5,409,000	1	19.88	1,011

Exercisable at end of fiscal year	130,000	1	19.88	24

There are no non-vested stock options remaining as of March 31, 2009.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The risk-free interest rate is based on the Japanese government bonds yield curve for the expected remaining term in effect at the date of grant. The expected volatility is based on the historical trading data of MHFG common stock. The expected remaining term is based on the average service period of Directors of MHFG, MHBK, and MHCB, which represents the period of time that stock acquisition rights granted are expected to be outstanding. The expected dividend yield is based on the dividend rate of MHFG common stock at the date of grant.

Risk-free interest rate	0.38%
Expected volatility	61.05%
Expected remaining term (in years)	1.78
Expected dividend yield	4.78%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal year ended March 31, 2009 was ¥190,910.

The compensation cost related to this plan recognized in income was ¥1,033 million during the fiscal year ended March 31, 2009.

For Directors of MHTB

In this plan, 1,000 shares of MHTB common stock shall be issued or transferred upon exercise of each of the stock acquisition rights. The amount to be paid upon exercise shall be 1 yen per share.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual term of the stock acquisition rights is 20 years. A holder may exercise the stock acquisition rights only after the date on which such holder loses the status as a Director of MHTB.

The following is a summary of the stock-based compensation plan of MHTB for the fiscal year ended March 31, 2009:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	—	—
Granted during fiscal year	1,695,000	1

Outstanding at end of fiscal year	1,695,000	1	19.88	153

Exercisable at end of fiscal year	—	—	—	—

There are no non-vested stock options remaining as of March 31, 2009.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The risk-free interest rate is based on the Japanese government bonds yield curve for the expected remaining term in effect at the date of grant. The expected volatility is based on the historical trading data of MHTB common stock. The expected remaining term is based on the average service period of Directors of MHTB, which represents the period of time that stock acquisition rights granted are expected to be outstanding. The expected dividend yield is based on the dividend rate of MHTB common stock at the date of grant.

Risk-free interest rate	0.36%
Expected volatility	46.19%
Expected remaining term (in years)	1.52
Expected dividend yield	1.06%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal year ended March 31, 2009 was ¥91,490.

The compensation cost related to this plan recognized in income was ¥155 million during the fiscal year ended March 31, 2009.

23. Derivative financial instruments

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Group enters into the following derivative transactions that do not qualify for hedge accounting under SFAS No.133 with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions.

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events. Credit events include bankruptcy, dissolution or insolvency of the referenced entity. The Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credit, which substantially offsets its exposure. Thus, the notional amount is not a reliable indicator of the Group’s actual loss exposure.

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2009:

	Notional amount	Fair value
	(in millions of yen)
Credit protection written
Investment grade	3,086,911	(292,640)
Non-investment grade	4,556,100	(210,515)

Total	7,643,011	(503,155)

Credit protection purchased	9,046,787	582,159

Note:	Rating scale is based upon either external ratings or internal ratings. Investment grade is considered to be at lowest BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as iTraxx.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2009:

Maximum payout/ Notional amount
(in millions of yen)
One year or less	835,061
After one year through five years	6,187,717
After five years	620,233

Total	7,643,011

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

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

Fair value hedges

The MHFG Group primarily uses bond options to modify exposure to changes in fair value of available-for-sale debt securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated and is effective as a hedge of the net investment. The portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Foreign exchange gains (losses)—net in earnings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain information related to the MHFG Group’s hedging activities for the fiscal years ended March 31, 2007, 2008 and 2009:

	2007	2008	2009
	(in millions of yen)
Fair value hedges:
Hedge ineffectiveness recognized in earnings	—	—	—
Net loss excluded from assessment of effectiveness	(12,035)	(5,497)	(8,849)
Net investment hedges:
Net gain (loss) included in foreign currency translation adjustment within Accumulated other comprehensive income (loss)	(29,710)	(3,177)	87,176

24. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to FIN No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34” (“FIN No.45”) at fair value on the consolidated balance sheets at the inception of the guarantee. The carrying amount of guarantees and similar obligations at March 31, 2008 and 2009 was ¥21,848 million and ¥18,239 million respectively, and was included in Other liabilities.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2008 and 2009. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

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

2008	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in millions of yen)
Performance guarantees	1,899,837	936,042	801,131	162,664
Guarantees on loans	1,070,776	231,865	76,753	762,158
Guarantees on securities	6,592	398	3,554	2,640
Other guarantees	1,157,370	865,837	245,019	46,514
Guarantees for the repayment of trust principal	995,312	134,852	370,525	489,935
Liabilities of trust accounts	8,131,718	7,930,584	45,908	155,226
Derivative financial instruments	95,697,449	56,813,820	33,404,474	5,479,155

2009	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in millions of yen)
Performance guarantees	1,681,576	888,430	705,043	88,103
Guarantees on loans	859,848	120,590	75,064	664,194
Guarantees on securities	20,220	6,480	11,270	2,470
Other guarantees	991,663	725,593	224,959	41,111
Guarantees for the repayment of trust principal	931,792	129,002	329,778	473,012
Liabilities of trust accounts	6,941,923	6,751,826	47,899	142,198
Derivative financial instruments	58,569,074	24,098,444	29,705,502	4,765,128

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2009.

2009
(in billions of yen)
Investment grade	2,095
Non-investment grade	1,458

Total	3,553

Note:	Investment grade in the internal rating scale is generally corresponding to BBB– or above in external rating scale.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2008 and 2009:

	2008	2009
	(in millions of yen)
Commitments to extend credit	48,820,179	47,899,993
Commercial letters of credit	537,023	332,304

Total	49,357,202	48,232,297

Notes:

(1)	Commitments to extend credit include commitments to invest in securities.
(2)	Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.

Allowance and provision (credit) for losses on off-balance-sheet instruments

Other liabilities include an allowance for losses on off-balance-sheet instruments, of which amount at March 31, 2008 and 2009 was ¥49,009 million and ¥132,638 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. Future minimum rental commitments for noncancelable leases at March 31, 2009 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2010	8,083	39,529
2011	5,016	33,594
2012	3,043	27,194
2013	2,027	23,712
2014	1,005	19,988
2015 and thereafter	652	25,973

Total minimum lease payments	19,826	169,990

Amount representing interest	1,142

Present value of minimum lease payments	18,684

Total rental expense for the fiscal years ended March 31, 2007, 2008 and 2009 was ¥95,862 million, ¥99,339 million and ¥104,605 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years at total lease payment for the whole period of ¥214,690 million, which then decreased to ¥211,186 million, as the terms of certain lease agreements were changed during the fiscal year ended March 31, 2009. The MHFG Group recorded the transactions as operating leases. The future minimum lease payments under the terms of the related lease agreements were ¥119,419 million, ¥94,655 million and ¥69,947 million at March 31, 2007, 2008 and 2009, respectively.

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

25. Minority interest in consolidated subsidiaries

Minority interest represents the equity for the remaining outstanding voting stock of subsidiaries not owned by the MHFG Group. The changes in minority interest in fiscal years ended March 31, 2007, 2008, and 2009 consisted of minority interest in net income or loss of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and changes resulting from changes in the ownership percentage of the Group in certain subsidiaries.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

26. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. These transactions are discussed below. In accordance with the consolidation requirements of FIN No.46R, the Group consolidated certain of these VIEs, where the Group was deemed to be the primary beneficiary through participation in a majority of expected losses, expected residual returns or both. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing or investments, and it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant or sponsored unconsolidated VIEs, as of March 31, 2008 and 2009:

2008	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	3,096,717	—	—
Asset-backed securitizations	788,481	1,642,466	73,962
Investments in securitization products	249,196	—	—
Investment funds	902,515	2,951,984	402,626
Trust arrangements and other	—	997,318	421,577

Total	5,036,909	5,591,768	898,165

2009	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	2,497,291	—	—
Asset-backed securitizations	616,794	1,417,645	43,908
Investments in securitization products	37,674	—	—
Investment funds	607,284	2,435,128	412,983
Trust arrangements and other	—	933,249	452,549

Total	3,759,043	4,786,022	909,440

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present the carrying amount and classification of consolidated VIEs’ assets, as of March 31, 2008 and 2009, and liabilities, as of March 31, 2009:

Consolidated VIEs’ assets	2008	2009
	(in millions of yen)
Cash and due from banks and deposits	113,775	147,154
Call loans	9,013	3,209
Trading account assets	850,401	554,184
Investments	298,251	71,053
Loans	3,683,707	2,908,207
Other	81,762	75,236

Total	5,036,909	3,759,043

Consolidated VIEs’ liabilities		2009
		(in millions of yen)
Commercial paper		315,819
Other short-term borrowings		6,925
Trading account liabilities		16,679
Long-term debt		152,363
Other		313,298

Total		805,084

The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means. The Group did not provide non-contractual support to consolidated or unconsolidated VIEs during the fiscal years ended March 31, 2008 and 2009. The Group does not have implicit support arrangements with any VIEs.

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant or sponsored unconsolidated VIEs, as of March 31, 2009:

Assets on balance sheets related to unconsolidated VIEs	2009
(in millions of yen)
Trading accounts assets	32,793
Investments	407,748
Loans	15,629

Total	456,170

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs	2009
(in millions of yen)
Due to trust accounts	479,936

Total	479,936

Maximum exposure to loss	909,440

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group determined that it absorbs a majority of expected losses or expected residual returns through the facilities and, therefore, consolidated this type of VIEs.

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

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor to debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments, the Group determined that it absorbs a majority of expected losses or expected residual returns and, therefore, consolidated such VIEs.

In the fiscal years ended March 31, 2008 and 2009, the MHFG Group newly consolidated certain single-issue special purpose entities issuing CDO, because, pursuant to FIN No.46R, the Group had become the primary beneficiary through the participation in a majority of the expected losses, expected residual returns or both, due to the occurrence of reconsideration events. The consolidation of these VIEs did not have a significant impact on the MHFG Group’s consolidated results of operations or financial condition.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The Group usually takes into consideration the seniority and the share of its investments by each tranche to evaluate whether it is the primary beneficiary. The loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. However, the Group consolidated some VIEs, mostly where the transactions were tailored by the third party arrangers to meet the Group’s needs as a sole investor. General information about such investments in unconsolidated VIEs is included in Note 3 “Trading account assets and trading account liabilities” and Note 4 “Investments”.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group determined to consolidate certain investment funds where it was the primary beneficiary as it was holding a majority of share.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

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

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks (Refer to Note 12 “Due to trust accounts”). The MHFG Group determined that it does not absorb a majority of expected losses or expected residual returns in connection with these trust arrangements but had significant variable interests and, therefore, the trust accounts are not included in the consolidated financial statements of the MHFG Group but are disclosed in the tables above as for significant or sponsored unconsolidated VIEs. See Note 24 “Commitments and contingencies” for the balances of guaranteed trust principal at March 31, 2008 and 2009.

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

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. However, the Group determined that it does not absorb a majority of expected losses or expected residual returns in these entities based on internally developed model. Furthermore, taking into consideration that the Group typically only provides senior financing with credit enhanced by subordinated interests and, if necessary, may act as an interest rate swap counterparty, the Group’s variable interests in these entities are considered not to be significant. General information about loan principal amounts and related loan reserves are included in Note 5 “Loans” and Note 6 “Allowance for loan losses”.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securitization

The MHFG Group had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales during the fiscal years ended March 31, 2006 through 2009. The MHFG Group had securitized mortgage loans during a previous fiscal year. In connection with such securitization transaction, the Group provides servicing for and holds retained interests in the securitized mortgage loans. The Group’s retained interests consist of subordinated beneficial interests and retained credit exposure. The values of the subordinated beneficial interests are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The retained credit exposure is in the form of a guarantee by a subsidiary of the Group. The carrying amount of this retained credit exposure was not considered material at March 31, 2008 and 2009. No servicing assets or liabilities were recorded as a result of this transaction since the Group received adequate compensation.

The following information is related to a mortgage loan securitization transaction executed during the fiscal year ended March 31, 2005. Because the entity utilized is structured as qualifying SPE stipulated in SFAS No.140, it is exempt from consolidation and the transfer is accounted for as a sale.

Key economic assumptions used in measuring the fair value of the subordinated beneficial interests at the date of securitization were as follows:

Discount rate	0.08-2.57%
Prepayment rate	4.14%
Weighted-average life (in years)	8.18
Expected credit losses	0.18%

At March 31, 2008 and 2009, key assumptions used in measuring the fair value of the subordinated beneficial interests and the sensitivities of the fair value to an immediate adverse change of 10% and 20% in those assumptions were as follows:

	2008	2009
Discount rate	1.26-2.25%	1.51-2.33%
Prepayment rate	5.09%	4.87%
Weighted-average life (in years)	6.94	6.62
Expected credit losses	0.12%	0.11%

	2008	2009
	(in millions of yen)
Carrying value of subordinated beneficial interests	22,428	20,813
Discount rate:
Impact of 10% adverse change	657	607
Impact of 20% adverse change	1,297	1,199
Prepayment rate:
Impact of 10% adverse change	271	131
Impact of 20% adverse change	472	291
Expected credit losses:
Impact of 10% adverse change	148	115
Impact of 20% adverse change	300	229

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a particular assumption on the fair value of the subordinated beneficial interests is calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from the securitization for the fiscal years ended March 31, 2007, 2008 and 2009:

	2007	2008	2009
	(in millions of yen)
Servicing fees received	187	167	149
Cash flows received on subordinated beneficial interests	3,139	2,686	2,490

The tables below show the reconciliation between managed basis and on-balance-sheet amounts of mortgage loans balances including delinquencies at March 31, 2008 and 2009, and that of net credit losses for the fiscal years ended March 31, 2007, 2008 and 2009:

	2008		2009
Principal balance and delinquencies	Principal balance	Delinquencies	Principal balance	Delinquencies
	(in millions of yen)
Total mortgage loans managed together	9,323,116	60,378	9,641,197	88,357
Less:
Securitized amounts	200,433	1,902	177,934	2,266

On-balance-sheet amounts	9,122,683	58,476	9,463,263	86,091

Net credit losses	2007	2008	2009
	(in millions of yen)
Total mortgage loans managed together	7,705	6,812	9,097
Less:
Securitized amounts	431	293	331

On-balance-sheet amounts	7,274	6,519	8,766

The on-balance-sheet amounts in the tables above do not include separately managed mortgage loans, the principal balance of which were ¥2,000 billion and ¥1,919 billion at March 31, 2008 and 2009, respectively.

There are certain transactions where, pursuant to SFAS No.140, transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowing; thus, the transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets associated with securitization transactions and loan participation transactions amounted to ¥218,864 million and ¥358,569 million, respectively, as of March 31, 2009. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Fees and commissions income

Details of Fees and commissions income for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
	(in millions of yen)
Remittance business	115,940	117,421	111,317
Deposits, debentures and lending business	116,338	87,769	110,171
Securities-related business	101,861	94,858	57,453
Trust fees	66,329	64,164	55,891
Fees for other customer services	282,531	268,852	225,707

Total	682,999	633,064	560,539

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

28. Fair value

Effective April 1, 2008, the MHFG Group adopted SFAS No.157, which clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. As described more fully below, SFAS No.157 also precludes deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data. SFAS No.157 requires that the impact of this change in accounting for derivative contracts be recorded as an adjustment to beginning retained earnings in the period of adoption.

The MHFG Group also adopted SFAS No.159 on April 1, 2008. SFAS No.159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Group elected to adopt the fair value option for certain financial instruments on the adoption date. SFAS No.159 requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption.

Fair Value Measurements

SFAS No.157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No.157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No.157 precludes the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments. The cumulative effect of the change resulted in a decrease to the beginning balance of Accumulated deficit of ¥1,464 million after-tax.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hierarchy

SFAS No.157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market price is available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the Group’s valuation techniques used to measure fair values.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market price is available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquidity exists for securities, the quoted prices are stale or the prices from independent sources vary, such securities are generally classified in Level 3 of the fair value hierarchy. Level 3 securities include securitization products such as RMBS, CDO, asset-backed securities (“ABS”), and CLO.

With respect to the foreign currency denominated-securitization products, the Group had generally used the quotes obtained from brokers or information vendors as a proxy for quoted market prices in the prior periods. However, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between offers and bids of sellers and buyers, the Group determined that the quotes were no longer deemed to represent fair values and that those securities were valued by using discounted cash flow models. The key inputs of the discounted cash flow models include default rates, recovery rates, pre-payment rates and discount rates. The change in the valuation techniques did not result in the transfer in/out of Level 3, as the securitization products have been classified as Level 3 from the beginning of the fiscal year ended March 31, 2009.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and so are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and so are valued using internal valuation techniques as no quoted market price is available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary with the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities. Level 1 securities include highly liquid government bonds and listed stocks. Though Level 3 securities include most securitization products such as RMBS, CMBS, CDO, ABS, and CLO, certain securitization products such as Japanese RMBS are classified in Level 2, if their fair values are quoted prices in markets that are not active, or determined using a pricing model that can be corroborated by observable market data.

Other investments, except investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies consist of marketable and non-marketable equity securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of the identical security, if applicable. Otherwise, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values of those are determined by incorporating the fair values of embedded derivatives primarily derived from the same procedures described for derivative financial instruments. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives. Where fair value accounting has been elected for non-structured notes issued by consolidated VIEs, the fair values of those are determined primarily based upon the fair values of the underlying assets held by consolidated VIEs. Such instruments are classified in Level 3 because the underlying assets held by consolidated VIEs are securitization products classified in Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2009, including those for which the MHFG Group has elected the fair value option, are summarized below:

	2009
	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading account assets:
Trading securities (1)	7,241	3,319	930	11,490
Derivatives	22	18,896	598	19,516
Investments:
Available-for-sale securities	20,226	4,505	2,824	27,555
Other investments	—	—	88	88

Total assets at fair value	27,489	26,720	4,440	58,649

Liabilities:
Trading account liabilities:
Trading securities sold, not yet purchased	2,724	163	—	2,887
Derivatives	32	18,117	471	18,620
Long-term debt (2)	—	7	261	268

Total liabilities at fair value	2,756	18,287	732	21,775

Notes:

(1)	Trading securities include foreign currency denominated securities that the MHFG Group elected the fair value option under SFAS No.159. Such securities were previously classified as available-for-sale securities.
(2)	Amounts represent items for which the Group elected the fair value option under SFAS No.155 or SFAS No.159.

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from April 1, 2008 to March 31, 2009.

	April 1, 2008	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, sales, issuances and settlements	March 31, 2009	Change in unrealized gains (losses) still held (4)
	(in billions of yen)
Assets:
Trading account assets:
Trading securities	1,176	(203)		18	(61)	930	(100)
Derivatives, net (1)	(39)	119		10	37	127	69
Investments:
Available-for-sale securities	3,607	(114	)(2)	(69)	(600)	2,824	(59)
Other investments	77	19		—	(8)	88	11
Liabilities:
Long-term debt	335	(1	)(3)	—	(73)	261	1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(2)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss).
(3)	Realized and unrealized gains are reported in Other noninterest income, while realized and unrealized losses are reported in Other noninterest expenses.
(4)	Amounts represent total gains or losses recognized in earnings during the fiscal year, that are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at March 31, 2009.

The major Level 3 financial instruments were as follows.

Trading securities classified within Level 3 include securitization products related to RMBS, CDO, ABS, CLO, and similar assets held by MHSC and its overseas subsidiaries, including consolidated VIEs. On April 1, 2008, the MHFG Group elected the fair value options for foreign currency denominated available-for-sale securities held by certain MHFG subsidiaries. Those securities included certain foreign currency denominated securitization products that were classified within Level 3. The fair values of foreign currency denominated securities within Level 3 transferred from Available-for-sale securities were ¥632 billion at March 31, 2008.

Available-for-sale securities classified within Level 3 primarily consist of Japanese debt securities and foreign debt securities, of which the fair values were ¥2,271 billion and ¥552 billion, respectively, at March 31, 2009. Those debt securities include RMBS, CMBS, CDO, ABS, CLO, and similar assets held by certain MHFG subsidiaries, including consolidated VIEs.

Items measured at fair value on a nonrecurring basis

On April 1, 2008, the MHFG Group adopted SFAS No.157 for financial assets and liabilities only, as permitted by FSP No.FAS157-2, which defers the effective date of SFAS No.157 for nonfinancial assets and liabilities that are not measured at fair value on a recurring basis. The Group held certain financial assets and liabilities that are measured at fair value on a nonrecurring basis at March 31, 2009. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2009.

	2009
	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	330	—	—	330	613
Loans held-for-sale	81	—	6	75	123
Other investments	44	—	—	44	134

Total assets at fair value on a nonrecurring basis	455	—	6	449	870

Liabilities:
Other liabilities	4	—	—	4	—

Total liabilities at fair value on a nonrecurring basis	4	—	—	4	—

Loans in the table above have been impaired and measured based on the fair value of the underlying collateral.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value and recorded at the fair value below the cost at the end of the period. Due to the dislocation of global credit markets, liquidity in the market for these items has significantly declined during the fiscal year and consequently a significant portion of these items has no readily available quoted price as of the end of the fiscal year. The fair value of these items is determined primarily by using quoted prices for similar assets in markets that are not active. Since there is no sufficient, current market information about such assets that are observable, the determination of fair value for these items requires significant adjustment based on management judgment and estimation. Therefore, significant portion of these items are classified as Level 3.

Other investments in the table above have been impaired and written down to fair value. Other investments consist of non-marketable equity securities outside the scope of SFAS No.115, which have no readily available quoted price. The fair value of the impaired non-marketable common stock is determined primarily by using liquidation value technique. The fair value of the impaired non-marketable preferred stock with conversion features is determined primarily by using the internal valuation technique based on the income approach. The internal valuation technique considers the quoted prices for the common stock into which the preferred stock is convertible and the expected volatility of the common stock’s historical price. Since these techniques require significant management judgment or estimation, these items are classified as Level 3.

Other liabilities in the table above represent amounts recorded for loan commitments where loans drawn under the commitment will be held for sale. The losses were measured in the same manner as loans held-for-sale above.

Fair Value Option

Effective April 1, 2008, the MHFG Group adopted SFAS No.159 for certain eligible financial instruments. The Group intended to eliminate volatility in earnings primarily caused by measuring assets and liabilities on a different basis and to align the accounting treatment with the Group’s risk management practices. The financial assets or liabilities for which the Group elected the fair value option as of April 1, 2008 are primarily foreign currency denominated available-for-sale securities and certain hybrid financial instruments that contain embedded derivatives that had not been previously elected or eligible for fair value treatment under SFAS No.155.

The following table summarizes the impact of adopting the fair value option for those items on April 1, 2008. Amounts shown represent the carrying value of the affected instruments before and after the changes in accounting resulting from the adoption of SFAS No.159.

	Ending balance sheet March 31, 2008	Adoption net gains (losses)	Opening balance sheet April 1, 2008
	(in millions of yen)
Impact of electing the fair value option under SFAS No.159:
Trading securities (Note)	5,888,151	27,848	5,888,151
Long-term debt	(169,167)	9,989	(159,178)
Minority interest in consolidated subsidiaries	—	(65)	—

Pretax-cumulative-effect adjustment		37,772

Tax impact		(11,399)

Cumulative-effect adjustment, net of tax, decrease to Accumulated deficit		26,373

Note:	These trading securities were previously reported at fair value within available-for-sale securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The items for which the MHFG Group elected the fair value option were as follows.

Foreign currency denominated available-for-sale securities

Prior to the adoption of SFAS No.159, the changes in fair value of available-for-sale securities had been accounted for in Accumulated other comprehensive income; net of tax, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. On April 1, 2008, the MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. On April 1, 2008, the Group elected to record at fair value certain structured notes not previously elected or eligible for fair value treatment under SFAS No.155. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt. The election was made to mitigate accounting mismatches and to achieve the operational simplifications. The difference between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments is ¥31 billion at March 31, 2009. The net unrealized gains resulting from changes in fair values of those structured notes of ¥3 billion were recorded in Other noninterest income for the fiscal year ended March 31, 2009. The amounts in this paragraph include the figures for certain structured notes that contain embedded derivatives, which had been previously elected for fair value treatment under SFAS No.155.

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary under FIN No.46R. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The difference between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments was ¥60 billion at March 31, 2009. The net unrealized gains resulting from changes in fair values of their notes of ¥2 billion were recorded in Trading account gains—net, for the fiscal year ended March 31, 2009.

Fair Value of financial instruments

SFAS No.107, “Disclosures about Fair Value of Financial Instruments” (“SFAS No.107”) requires the disclosure of estimated fair value of financial instruments. Fair value of financial instruments is the current amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below. In addition, the estimates below are only reflective of the fair value of each category of financial instruments but not reflective of the fair value of the MHFG Group on a consolidated basis.

SFAS No.107 does not require the disclosure of the fair value of nonfinancial instruments.

The carrying amount and fair values of certain financial instruments, excluding the financial instruments outside the scope of SFAS No.107 such as the equity method investments and lease contracts as defined in SFAS No.13, “Accounting for Leases” (“SFAS No.13”), at March 31, 2008 and 2009 are as follows:

	2008		2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	20,198	20,198	18,102	18,102
Trading securities	10,593	10,593	11,490	11,490
Investments	35,228	35,233	27,822	27,824
Loans, net of allowance for loan losses	67,513	67,870	71,746	72,117
Other financial assets	4,988	4,988	3,726	3,726
Derivative financial instruments	9,959	9,959	19,516	19,516
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	36,559	36,559	32,250	32,250
Interest-bearing deposits	75,170	75,110	74,762	74,717
Debentures	3,159	3,169	2,300	2,327
Trading securities sold, not yet purchased	4,705	4,705	2,887	2,887
Due to trust accounts	1,120	1,120	986	986
Commercial paper and other short-term borrowings	5,374	5,374	8,715	8,715
Long-term debt	7,596	7,826	7,999	8,242
Other financial liabilities	4,461	4,461	5,032	5,032
Derivative financial instruments	9,416	9,416	18,620	18,620

Following is a description of valuation methodologies used for estimating fair value for financial assets and liabilities not carried at fair value on the Group’s consolidated balance sheet.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥693 billion and ¥639 billion at March 31, 2008 and 2009, respectively, were not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of fixed rate loans is estimated based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans, adjusting for inherent credit risk. The carrying value of variable rate loans approximates the fair value since they mature or are repriced within a short period of time.

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

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market.

Interest-bearing deposits

The fair value for fixed rate deposits is estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value for variable rate deposits approximates the fair value since they are repriced within a short period of time.

Debentures

The fair value of debentures is estimated based on discounted cash flow analysis using current interest rates offered for debentures with similar maturities.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt

The fair value of long-term debt, except for certain items elected for fair value option under SFAS No.155 or SFAS No.159, of which valuation techniques are described separately in this section, is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

Other financial liabilities

The fair value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the carrying amounts.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2008 and 2009.

29. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2008 and 2009, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2008 and 2009, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2007, 2008 and 2009. The outstanding amounts of these transactions, which were made in the ordinary course of business with terms equivalent to those with unrelated parties, were not considered significant.

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

30. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the FSA. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income (loss) before income tax expense under U.S. GAAP.

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

(1) Domestic

This segment consists of the following five units of MHCB: corporate banking, financial institutions & public sector business, global syndicated finance, global financial products, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(7) Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The information below for reportable segments is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

2007	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
	Total	MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
		Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits: (2)
Net interest income (expense)	407.7	306.5	202.4	73.4	30.7	(0.2)	101.4	640.6	593.8	262.6	326.6	4.6	1.2	45.6	53.8	52.2	1.6	(11.8)	1,090.3
Net noninterest income	377.6	241.4	108.2	59.6	73.6	105.9	30.3	464.8	384.7	53.4	233.3	98.0	61.0	19.1	169.8	121.7	48.1	14.9	1,027.1

Total	785.3	547.9	310.6	133.0	104.3	105.7	131.7	1,105.4	978.5	316.0	559.9	102.6	62.2	64.7	223.6	173.9	49.7	3.1	2,117.4
General and administrative expenses	377.0	241.0	88.3	61.5	91.2	61.1	74.9	588.5	527.0	199.3	245.2	82.5	43.4	18.1	126.2	87.8	38.4	(15.8)	1,075.9
Others	(44.3)	—	—	—	—	—	(44.3)	(11.5)	—	—	—	—	—	(11.5)	(1.2)	—	(1.2)	7.1	(49.9)

Net business profits	364.0	306.9	222.3	71.5	13.1	44.6	12.5	505.4	451.5	116.7	314.7	20.1	18.8	35.1	96.2	86.1	10.1	26.0	991.6

2008	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group				Total
		MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)
	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits: (2)
Net interest income (expense)	368.8	293.6	180.5	73.4	39.7	(5.6)	80.8	654.4	606.9	311.0	328.9	(33.0)	0.7	46.8	55.4	53.5	1.9	(15.0)	1,063.6
Net noninterest income (expenses)	15.4	312.8	106.0	68.0	138.8	41.7	(339.1)	385.4	335.9	42.7	174.5	118.7	52.3	(2.8)	175.7	119.2	56.5	20.8	597.3

Total	384.2	606.4	286.5	141.4	178.5	36.1	(258.3)	1,039.8	942.8	353.7	503.4	85.7	53.0	44.0	231.1	172.7	58.4	5.8	1,660.9
General and administrative expenses	394.0	236.2	85.5	67.1	83.6	66.4	91.4	580.8	537.2	214.8	229.3	93.1	45.2	(1.6)	127.6	86.8	40.8	(9.1)	1,093.3
Others	(48.3)	—	—	—	—	—	(48.3)	(14.7)	—	—	—	—	—	(14.7)	(1.5)	—	(1.5)	8.1	(56.4)

Net business profits	(58.1)	370.2	201.0	74.3	94.9	(30.3)	(398.0)	444.3	405.6	138.9	274.1	(7.4)	7.8	30.9	102.0	85.9	16.1	23.0	511.2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2009	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group				Total
	Total	MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)
		Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits: (2)
Net interest income (expense)	381.3	316.5	172.7	90.1	53.7	(9.7)	74.5	648.1	603.7	327.3	297.9	(21.5)	0.4	44.0	49.8	48.6	1.2	(10.3)	1,068.9
Net noninterest income (expenses)	343.2	211.7	102.5	40.4	68.8	78.0	53.5	252.2	224.0	25.2	144.4	54.4	30.9	(2.7)	127.1	81.5	45.6	15.6	738.1

Total	724.5	528.2	275.2	130.5	122.5	68.3	128.0	900.3	827.7	352.5	442.3	32.9	31.3	41.3	176.9	130.1	46.8	5.3	1,807.0
General and administrative expenses	381.4	246.9	92.0	66.0	88.9	59.5	75.0	615.9	571.1	235.7	234.2	101.2	44.0	0.8	132.0	91.3	40.7	(5.7)	1,123.6
Others	(35.4)	—	—	—	—	—	(35.4)	(13.8)	—	—	—	—	—	(13.8)	(3.2)	—	(3.2)	(8.4)	(60.8)

Net business profits	307.7	281.3	183.2	64.5	33.6	8.8	17.6	270.6	256.6	116.8	208.1	(68.3)	(12.7)	26.7	41.7	38.8	2.9	2.6	622.6

Notes:

(1)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(2)	Credit-related costs for trust accounts are excluded from gross profits.

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

A reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2007, 2008 and 2009 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	2007	2008	2009
	(in billions of yen)
Net business profits	991.6	511.2	622.6

U.S. GAAP adjustments	(144.4)	120.7	(124.9)
(Provision) credit for loan losses	(182.1)	57.8	(567.4)
Net gains (losses) related to equity investments	(75.2)	137.6	(246.4)
Credit-related costs for trust accounts	—	—	—
Non-recurring personnel expense	(20.4)	(0.7)	(13.2)
Gains on disposal of premises and equipment	64.6	37.3	23.4
(Provision) credit for losses on off-balance sheet instruments	37.8	(5.1)	(83.6)
Minority interest in consolidated subsidiaries	(27.8)	53.7	61.6
Others—net (Note)	143.0	(11.7)	31.4

Income (loss) before income tax expense	787.1	900.8	(296.5)

Note:	Amount for the fiscal year ended March 31, 2007 includes a subsidy of ¥177.4 billion related with the substitutional portion of the employee pension funds which is included in Other noninterest income. Amount for the fiscal year ended March 31, 2009 includes a gain of ¥75.2 billion on hedges related to credit risk mitigation transactions which is included in Other noninterest income.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in millions of yen)
Fiscal year ended March 31, 2007:
Total revenue (1)	2,249,478	843,056	495,353	247,368	3,835,255
Total expenses (2)	1,854,864	641,545	387,477	164,266	3,048,152

Income before income tax expense	394,614	201,511	107,876	83,102	787,103

Net income	254,240	192,602	104,817	72,223	623,882

Total assets at end of fiscal year	111,842,599	17,390,251	13,003,340	5,145,089	147,381,279

Fiscal year ended March 31, 2008:
Total revenue (1)	3,015,142	833,277	92,459	264,325	4,205,203
Total expenses (2)	1,913,005	712,896	511,198	167,310	3,304,409

Income before income tax expense	1,102,137	120,381	(418,739)	97,015	900,794

Net income (loss)	466,130	100,107	(422,645)	85,026	228,618

Total assets at end of fiscal year	115,715,066	19,025,798	11,490,387	5,086,505	151,317,756

Fiscal year ended March 31, 2009:
Total revenue (1)	1,867,377	423,872	346,968	198,201	2,836,418
Total expenses (2)	2,355,336	274,763	359,726	143,132	3,132,957

Income before income tax expense	(487,959)	149,109	(12,758)	55,069	(296,539)

Net income (loss)	(1,207,596)	118,310	(15,603)	46,442	(1,058,447)

Total assets at end of fiscal year	115,588,524	24,995,152	9,815,951	4,683,404	155,083,031

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2008	2009
	(in millions of yen)
Assets:
Cash and due from banks	93	148
Interest-bearing deposits in other banks	10,348	15,909
Investments in subsidiaries and affiliated companies	4,227,139	1,669,316
Other	177,297	104,805

Total	4,414,877	1,790,178

Liabilities and shareholders’ equity:
Short-term borrowings	1,140,000	860,000
Other liabilities	6,077	84,131
Shareholders’ equity	3,268,800	846,047

Total	4,414,877	1,790,178

Condensed statements of income

	2007	2008	2009
	(in millions of yen)
Income:
Dividends from subsidiaries	1,220,998	770,833	410,517
Management fees from subsidiaries	29,102	35,686	32,184
Other income	828	668	2,130

Total	1,250,928	807,187	444,831

Expenses:
Operating expenses	19,206	19,364	19,968
Interest expense	12,309	14,796	10,957
Other expense	3,971	399	79,397

Total	35,486	34,559	110,322

Equity in undistributed net loss of subsidiaries	(591,633)	(544,130)	(1,393,076)

Income (loss) before income tax benefit	623,809	228,498	(1,058,567)
Income tax benefit	(73)	(120)	(120)

Net income (loss)	623,882	228,618	(1,058,447)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2007	2008	2009
	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	623,882	228,618	(1,058,447)
Adjustments and other	614,770	634,967	1,544,410

Net cash provided by operating activities	1,238,652	863,585	485,963

Cash flows from investing activities:
Proceeds from sales of securities of subsidiaries	33,000	60,002	79,000
Payments for purchases of securities of subsidiaries	(5)	(5)	(15)
Net change in other investing activities	(2,065)	(6,180)	(2,018)

Net cash provided by investing activities	30,930	53,817	76,967

Cash flows from financing activities:
Net change in short-term borrowings	(454,000)	(443,000)	(280,000)
Purchases of treasury stock	(734,285)	(371,566)	(150,359)
Dividends paid	(81,365)	(102,942)	(133,723)
Net change in other financing activities	83	99	1,207

Net cash used in financing activities	(1,269,567)	(917,409)	(562,875)

Net increase (decrease) in cash and due from banks	15	(7)	55
Cash and due from banks at beginning of fiscal year	85	100	93

Cash and due from banks at end of fiscal year	100	93	148

33. Subsequent events

Merger of Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd.

Shinko Securities Co., Ltd. (“Shinko”) is a broker and dealer in securities and an equity method affiliate of the MHFG Group of which the Group owned 27.05 percent of the outstanding common shares as of March 31, 2009. On May 7, 2009, MHFG exchanged 30.58 percent of the outstanding common shares of MHSC for 32.18 percent of the shares of Shinko and merged the two entities. The merger will strengthen the Group’s securities arm so it is more competitive in a market with high uncertainty, improve its service providing capabilities and enable it to offer cutting-edge financial services to clients on a global basis.

This merger transaction was accounted for as a bargain purchase because the opening market price of Shinko’s common shares on the acquisition date was less than the fair value of net assets per common share. As a result, a pretax gain of approximately ¥106 billion will be recorded in income during the fiscal year ending March 31, 2010.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the consideration paid for Shinko and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in Shinko.

At May 7, 2009
(in millions of yen)
Consideration
Equity instruments (3,451,755 common shares of MHSC)	58,600

Fair value of total consideration transferred	58,600
Fair value of MHFG’s equity interest in Shinko held before the business combination	49,265

107,865

Recognized amounts of identifiable assets acquired
Cash and due from banks	118,725
Interest-bearing deposits in other banks	32,344
Receivables under securities borrowing transactions	831,839
Trading account assets	1,008,004
Investments	98,937
Loans, net of allowance	14,248
Premises and equipment	57,004
Accrued income	7,462
Intangible assets	73,949
Other assets	76,734

Recognized amounts of identifiable liabilities assumed
Call money and funds purchased	41,000
Payables under repurchase agreements	27,111
Payables under securities lending transactions	745,131
Other short-term borrowings	357,813
Trading account liabilities	671,841
Income taxes payable	490
Deferred tax liabilities	25,633
Accrued expenses	5,777
Long-term debt	75,795
Other liabilities	75,162

Total identifiable net assets	293,493

Noncontrolling interest in Shinko	79,318
Gain on the bargain purchase	106,310

107,865

The fair value of the 3,451,755 common shares of MHSC as the consideration paid for Shinko (¥58,600 million) and the noncontrolling interest in Shinko (¥79,318 million) were primarily determined on the basis of the opening market price of Shinko’s common shares on the acquisition date.

The MHFG Group will recognize a gain of approximately ¥364 million as a result of remeasuring to fair value its 27.05 percent equity interest in Shinko held before the business combination. The gain will be included in Other noninterest income in the Group’s consolidated statements of income for the fiscal year ending March 31, 2010.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redemption of preferred securities

On May 15, 2009, the board of directors of MHFG resolved to redeem in full non-cumulative perpetual preferred securities issued by overseas special purpose companies whose voting rights are wholly owned by MHFG. This entity is not consolidated in accordance with FIN No.46R since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Minority interest in consolidated subsidiaries, but Long-term debt in the Group’s consolidated balance sheets. However, on June 30, 2009, when the preferred securities were redeemed, it decreased Tier 1 capital. The following table describes the details of the redeemed preferred securities.

Issuer	Aggregate redemption amount	Reason for the redemption
	(in millions of yen)
Mizuho Preferred Capital (Cayman) Limited	176,000	Arrival of optional redemption date

Issuance of preferred securities

On June 30, 2009, preferred securities were issued through an overseas special purpose company in the Cayman Islands. The proceeds were ultimately provided to MHCB as payment for the subscription of MHCB’s common stock, and it increased Tier 1 capital. The following table describes the details of the preferred securities:

Description of preferred securities
Issuer:	Mizuho Capital Investment (JPY) 5 Limited (It is an overseas special purpose company established in the Cayman Islands, the voting rights of which are wholly owned by MHFG.)

Type of securities:	Japanese yen denominated non-cumulative perpetual preferred securities Series A (no right to convert into MHFG’s shares is granted)

Aggregate issue amount:	139.5 billion Japanese Yen

Dividend rate:	4.26% per annum (fixed rate until June 2014) Floating rate after June 2014 (non step-up)

Issuance of new shares and secondary offering of shares

On July 1, 2009, the board of directors of MHFG resolved to issue new shares by way of offering, conduct a secondary offering of shares and issue new shares by way of third-party allotment. The increase in common stock as a result of the issuance of new shares equals to the total amount of (a) ¥494,696 million, the aggregate amount paid through “Issuance of new shares by way of offering (Public offering)”, and (b) ¥34,504 million, the aggregate amount paid through “Issuance of new shares by way of third-party allotment”, less stock issuance expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table describes the details of the issuance of new shares by way of offering (Public offering):

Description
Number of shares offered:	2,804,400,000 shares

Total amount paid:	494,696,160,000 Japanese Yen

Payment date:	July 23, 2009

The following table describes the details of the secondary offering of shares:

Description
Number of shares sold:	195,600,000 shares

Total amount of the selling price:	35,990,400,000 Japanese Yen

Delivery date:	July 24, 2009

The following table describes the details of issuance of new shares by way of third-party allotment:

Description
Number of shares issued:	195,600,000 shares

Total amount paid:	34,503,840,000 Japanese Yen

Payment date:	August 5, 2009

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Takashi Tsukamoto
Name: Takashi Tsukamoto
Title: President & CEO

August 19, 2009

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 25, 2009 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 5, 2009 (English Translation)

2.1	Form of American Depositary Receipt

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.