Form 20-F
period 2010-03-31
MIZUHO FINANCIAL GROUP INC
filed 2010-07-29
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2010

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

At March 31, 2010, the following shares of capital stock were issued: (1) 15,494,397,690 shares of common stock (including 9,397,093 shares of common stock held by the registrant as treasury stock), (2) 914,752,000 shares of eleventh series class XI preferred stock(including 415,471,000 shares of eleventh series class XI preferred stock held by the registrant as treasury stock), and (3) 36,690,000 shares of thirteenth series class XIII preferred stock.

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

This annual report contains forward-looking statements regarding the intent, belief or current expectations of our management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Potential risks and uncertainties include, without limitation, the following:

•	incurrence of significant credit-related costs;

•	declines in the value of our securities portfolio, including as a result of the declines in stock markets and the impact of the dislocation in the global financial markets;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	decrease in the market liquidity of our assets;

•	revised assumptions or other changes related to our pension plans;

•	a decline in our deferred tax assets;

•	the effect of financial transactions entered into for hedging and other similar purposes;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	our ability to avoid reputational harm;

•	our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively;

•	the effectiveness of our operation, legal and other risk management policies;

•	the effect of changes in general economic conditions in Japan and elsewhere; and

•	amendments and other changes to the laws and regulations that are applicable to us.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this annual report.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2008, 2009 and 2010 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2006	2007	2008	2009	2010
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest and dividend income	¥1,957,907	¥2,639,307	¥3,110,260	¥2,384,191	¥1,632,282
Interest expense	944,895	1,571,389	1,911,522	1,102,015	528,159

Net interest income	1,013,012	1,067,918	1,198,738	1,282,176	1,104,123
Provision (credit) for loan losses	(157,666)	182,115	(57,766)	567,396	222,102

Net interest income after provision (credit) for loan losses	1,170,678	885,803	1,256,504	714,780	882,021
Noninterest income	995,156	1,195,948	1,094,943	452,227	1,330,847
Noninterest expenses	1,385,253	1,266,857	1,504,309	1,525,101	1,526,413
Income (loss) before income tax expense (benefit)	780,581	814,894	847,138	(358,094)	686,455
Income tax expense (benefit)	(374,142)	163,221	672,176	761,908	(360,195)

Net income (loss)	¥1,154,723	¥651,673	¥174,962	¥(1,120,002)	¥1,046,650
Less: Net income (loss) attributable to noncontrolling interests(1)	69,051	27,791	(53,656)	(61,555)	46,961

Net income (loss) attributable to MHFG shareholders	1,085,672	623,882	228,618	(1,058,447)	999,689

Net income (loss) attributable to common shareholders	1,047,719	600,408	208,643	(1,077,787)	988,603
Amounts per share(2):
Basic earnings per common share—net income (loss) attributable to common shareholders	¥93.78	¥51.73	¥18.17	¥(95.96)	¥70.55
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥82.75	¥48.71	¥16.77	¥(95.96)	¥61.64
Number of shares used to calculate basic earnings per common share (in thousands)	11,172,246	11,607,550	11,479,942	11,231,269	14,013,058
Number of shares used to calculate diluted earnings per common share (in thousands)	12,889,532	12,713,841	13,568,015	11,231,269	16,200,812
Cash dividends per share declared during the fiscal year(3):
Common stock	¥3.50	¥4.00	¥7.00	¥10.00	¥10.00
	$0.03	$0.03	$0.07	$0.10	$0.11
Second series class II preferred stock	¥8.20	—	—	—	—
	$0.07	—	—	—	—
Third series class III preferred stock	¥14.00	—	—	—	—
	$0.12	—	—	—	—
Fourth series class IV preferred stock	¥47.60	¥47.60	—	—	—
	$0.41	$0.40	—	—	—
Sixth series class VI preferred stock	¥42.00	¥42.00	—	—	—
	$0.36	$0.36	—	—	—
Seventh series class VII preferred stock	¥11.00	—	—	—	—
	$0.09	—	—	—	—
Eighth series class VIII preferred stock	¥8.00	—	—	—	—
	$0.07	—	—	—	—
Tenth series class X preferred stock	¥5.38	—	—	—	—
	$0.05	—	—	—	—
Eleventh series class XI preferred stock	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.17	$0.17	$0.20	$0.20	$0.21
Thirteenth series class XIII preferred stock	¥30.00	¥30.00	¥30.00	¥30.00	¥30.00
	$0.26	$0.26	$0.30	$0.30	$0.32

	As of and for the fiscal years ended March 31,
	2006	2007	2008	2009	2010
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥145,522,392	¥147,381,279	¥151,317,756	¥155,083,031	¥158,351,456
Loans, net of allowance	67,898,640	68,236,720	67,572,004	71,787,309	62,903,418
Total liabilities	140,880,392	142,376,976	147,749,599	154,045,851	155,019,438
Deposits	82,703,690	83,751,304	86,429,065	87,075,727	86,776,251
Long-term debt	5,384,991	7,073,936	7,618,910	8,017,770	8,482,434
Common stock	3,547,726	3,532,492	3,437,420	3,386,792	4,324,705
Total MHFG shareholders’ equity	4,345,714	4,662,700	3,268,800	846,047	2,966,215
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	0.74%	0.42%	0.14%	(0.73)%	0.66%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	27.40%	14.69%	5.20%	(48.50)%	54.09%
Dividends per common share as a percentage of basic earnings per common share	4.27%	13.53%	55.02%	(10.42)%	11.34%
Average MHFG shareholders’ equity as a percentage of total average assets	2.71%	2.87%	2.73%	1.51%	1.22%
Net interest income as a percentage of total average interest-earning assets	0.77%	0.79%	0.86%	0.92%	0.78%

Notes:

(1)	Net income (loss) attributable to noncontrolling interests was relocated from minority interest in consolidated subsidiaries included within noninterest expenses in the fiscal year ended March 31, 2010 as we adopted ASC 810. For purposes of comparability, the figures of the previous fiscal years are adjusted accordingly.
(2)	Under the central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The amounts per share for the fiscal years ended March 31, 2006, 2007, 2008 and 2009 have been adjusted to reflect such allotment.
(3)	Yen amounts for cash dividends per share for the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010 are expressed in U.S. dollars at the rate of ¥117.48 = $1.00, ¥117.56 = $1.00, ¥99.85 = $1.00, ¥99.15 = $1.00 and ¥93.40 = $1.00, respectively. These rates are the noon buying rates on March 31, 2006, 2007, 2008, 2009 and 2010 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2006	2007	2008	2009	2010
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,935,048	¥2,562,642	¥2,864,796	¥2,144,436	¥1,571,994
Interest expense	872,403	1,472,378	1,801,156	1,075,584	420,287

Net interest income	1,062,645	1,090,264	1,063,639	1,068,851	1,151,707
Fiduciary income	78,843	66,958	64,355	55,891	49,100
Net fee and commission income	555,935	551,124	494,526	416,653	466,040
Net trading income	204,941	261,544	56,149	301,521	312,330
Net other operating income (loss)	100,073	147,507	(17,737)	(35,951)	17,436
General and administrative expenses	1,095,243	1,091,602	1,124,527	1,192,701	1,317,247
Other income	502,212	522,816	579,737	260,568	266,125
Other expenses	429,265	573,714	630,079	1,280,711	567,728

Income (loss) before income taxes and minority interests	980,142	974,898	486,062	(405,877)	377,765
Income taxes:
Current(1)	¥64,038	¥43,267	¥32,212	¥48,247	¥18,040
Deferred	185,035	223,699	118,546	109,103	25,108
Income (loss) before minority interests(2)	731,068	707,931	335,304	(563,227)	334,617
Minority interests in net income	81,164	86,965	24,079	25,586	95,212

Net income (loss)	¥649,903	¥620,965	¥311,224	¥(588,814)	¥239,404

Net income (loss) per share(3) :
Basic	¥55,157.14	¥51,474.49	¥25,370.25	¥(54.14)	¥16.29
Diluted	46,234.51	48,803.07	24,640.00	— (4)	15.57
Cash dividends per share declared during the fiscal year(3)(5) :
Common stock(6)	¥3,500	¥4,000	¥7,000	¥10,000	¥10
	$29.79	$34.03	$70.11	$100.86	$0.11
Second series class II preferred stock	¥8,200	—	—	—	—
	$69.80	—	—	—	—
Third series class III preferred stock	¥14,000	—	—	—	—
	$119.17	—	—	—	—
Fourth series class IV preferred stock	¥47,600	¥47,600	—	—	—
	$405.18	$404.90	—	—	—
Sixth series class VI preferred stock	¥42,000	¥42,000	—	—	—
	$357.51	$357.26	—	—	—
Seventh series class VII preferred stock	¥11,000	—	—	—	—
	$93.63	—	—	—	—
Eighth series class VIII preferred stock	¥8,000	—	—	—	—
	$68.10	—	—	—	—
Tenth series class X preferred stock	¥5,380	—	—	—	—
	$45.80	—	—	—	—
Eleventh series class XI preferred stock(6)	¥20,000	¥20,000	¥20,000	¥20,000	¥20
	$170.24	$170.13	$200.30	$201.71	$0.21
Thirteenth series class XIII preferred stock(6)	¥30,000	¥30,000	¥30,000	¥30,000	¥30
	$255.36	$255.19	$300.45	$302.57	$0.32

	As of and for the fiscal years ended March 31,
	2006	2007	2008	2009	2010
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥149,612,794	¥149,880,031	¥154,412,105	¥152,723,070	¥156,253,572
Loans and bills discounted(7)	65,408,672	65,964,301	65,608,705	70,520,224	62,164,579
Securities	37,702,957	36,049,983	33,958,537	30,173,632	43,096,460
Deposits(8)	82,367,125	83,608,304	86,264,041	86,539,020	86,627,588
Shareholders’ equity(9)	4,804,993	—	—	—	—
Net assets(9)	—	6,724,408	5,694,159	4,186,606	5,837,053
Risk-adjusted capital data(10):
Tier 1 capital	¥4,555,947	¥4,933,561	¥4,880,188	¥3,765,045	¥5,173,496
Total risk-based capital	8,993,255	8,841,383	7,708,341	6,223,693	7,658,062
Risk-weighted assets	77,534,548	70,795,493	65,872,866	59,056,218	56,863,252
Tier 1 capital ratio	5.87%	6.96%	7.40%	6.37%	9.09%
Capital adequacy ratio	11.59%	12.48%	11.70%	10.53%	13.46%

Notes:

(1)	Under Japanese GAAP, refund of income taxes formerly included within current income taxes is separately presented from the fiscal year ended March 31, 2010 due to increased materiality. Current income taxes for the fiscal year ended March 31, 2010 in the above table include refund of income taxes for purposes of comparability with figures from previous years.
(2)	In accordance with certain amendments to Regulation on Terminology, Forms and Preparation of Financial Statements and other regulations which may be applied at our option from the fiscal year ended March 31, 2010, based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, December 26, 2008), we have started to present “Income before minority interests” from the fiscal year ended March 31, 2010. For reference purposes, we have also included the figures of the same for the fiscal years ended March 31, 2006, 2007, 2008 and 2009 in the table above.
(3)	Under the central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. Net income (loss) per share through the fiscal year ended March 31, 2008, and cash dividends per share declared through the fiscal year ended March 31, 2009, in the table above do not reflect such allotment.
(4)	Diluted net income per share is not shown due to net loss per share for the fiscal year ended March 31, 2009.
(5)	Yen amounts are expressed in U.S. dollars at the rate of, ¥117.48 = $1.00, ¥117.56 = $1.00, ¥99.85 = $1.00, ¥99.15 = $1.00 and ¥93.40 = $1.00 for the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(6)	In June 2010, we declared and paid annual dividends of ¥8 per share of common stock, ¥20 per share of eleventh series class XI preferred stock and ¥30 per share of thirteenth series class XIII preferred stock for the fiscal year ended March 31, 2010.
(7)	Bills discounted refers to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(8)	Includes negotiable certificates of deposit.
(9)	On December 9, 2005, the Accounting Standards Board of Japan issued a new accounting standard for presentation of net assets in the balance sheet, which is effective for fiscal years ending on or after May 1, 2006. Under the new accounting standard, the line item previously presented as “shareholders’ equity” is now presented as “net assets,” and the line items “minority interests” and “net deferred hedge gains or losses, net of taxes” are now presented as components of net assets. Accordingly, the presentations of net assets in the balance sheets as of March 31, 2007, 2008, 2009 and 2010 are not directly comparable to the presentation of shareholders’ equity in the balance sheet as of March 31, 2006.

(10)	Risk-adjusted capital data for the fiscal years ended March 31, 2007, 2008, 2009 and 2010 were calculated under Basel II basis while those through the fiscal year ended March 31, 2006 were calculated under Basel I basis. We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the FSA in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

There are certain differences between U.S. GAAP and Japanese GAAP. The differences between U.S. GAAP and Japanese GAAP applicable to us primarily relate to the accounting for derivative financial instruments and hedging activities, investments, loans, allowances for loan losses and off-balance-sheet instruments, premises and equipment, real estate sales and leasebacks, land revaluation, business combinations, non-interest-earning deposits made under government-led restructuring, pension liabilities, consolidation of variable interest entities and deferred taxes. See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP.” In addition, under Japanese GAAP, a restatement of prior year financial statements reflecting the effect of a change in accounting principles is not permitted, unlike under U.S. GAAP, which generally requires a restatement upon a voluntary change in accounting principles.

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

Fiscal years ended March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011 (through July 23)	94.68	86.40	90.21	87.31

Calendar year 2010
January	93.31	89.41	—	—
February	91.94	88.84	—	—
March	93.40	88.43	—	—
April	94.51	92.03	—	—
May	94.68	89.89	—	—
June	92.33	88.39	—	—
July (through July 23)	88.59	86.40	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of July 23, 2010 was ¥87.31 = $1.00.

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

We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the construction and real estate, banks and other financial institutions, and wholesale and retail industries is relatively high. We manage our credit portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and credit exposure concentrations in particular industries or corporate groups, and we also utilize credit derivatives for hedging and credit risk mitigation purposes. In addition, we regularly assess the value of collateral and guarantees. However, depending on trends in the domestic and global economic environment, the business environment in particular industries and other factors, the amount of our problem loans and other claims could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. For example, in the fiscal year ended March 31, 2009, our credit-related costs increased as a result of the deteriorating performance of our corporate customers in and outside of Japan due to the worsening economic environment and the effects of the dislocation in global financial markets as well as the provision for loan losses based on revised assumptions amid the uncertainty regarding the future economic environment. There can be no assurance that credit-related and other costs will not increase in the future as a result of the foregoing or otherwise.

Our equity investment portfolio exposes us to market risks that could adversely affect our financial condition and results of operations.

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. In addition to the partial hedges that we apply as we deem necessary in recent years, we sold a portion of such investments, and we may make further sales in the future. However, significant declines in Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities which could have a material adverse effect on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2009, we incurred significant impairment and other losses as a result of the decline in Japanese and other stock markets. In addition, net unrealized gains and losses on such investments, based on Japanese GAAP, are taken into account when calculating the amount of capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios. As a result, our financial condition and results of operations could be materially and adversely affected.

Changes in interest rates could adversely affect our financial condition and results of operations.

We hold a significant amount of bonds, consisting mostly of Japanese government bonds, and other instruments primarily for the purpose of investment. As a result of such holdings, an increase in interest rates, primarily yen interest rates, could lead to unrealized losses of bonds or losses from sales of bonds. In addition, due mainly to differences in maturities between financial assets and liabilities, changes in interest rates could have an adverse effect on our average interest rate spread. We manage interest rate risk under our risk management policies, which provide for adjustments in the composition of our bond portfolio and the utilization of derivatives and other hedging methods to reduce our exposure to interest rate risk. However, in the event of significant changes in interest rates, including as a result of a change in Japanese monetary policy and market trends, our financial condition and results of operations could be materially and adversely affected.

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

The market liquidity of the various marketable assets that we hold may decrease significantly due to turmoil in financial markets and other factors, and the value of such assets could decline as a result. For example, in the fiscal years ended March 31, 2008 and 2009, we incurred significant losses related to declines in the value of our investments in securitization products and other assets as a result of significant decrease in the market liquidity amidst the dislocation in global financial markets. See “Item 5. Operating and Financial Review and Prospects—Overview—Business Trends.” If the market liquidity of our assets decreases significantly in the future, including as a result of the dislocation in global financial markets mentioned above, our financial condition and results of operations could be materially and adversely affected.

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

We endeavor to maintain sufficient levels of capital adequacy ratios, which are calculated pursuant to standards set forth by Japan’s Financial Services Agency and based on Japanese GAAP, taking into account our plans for investments in risk-weighted assets, the efficiency of our capital structure and other factors. However, our capital adequacy ratios could decline in the future, including as a result of the materialization of any of the risks enumerated in these “Risk Factors” and changes to the methods we use to calculate capital adequacy ratios. Also, the maximum amount of net deferred tax assets that can be recorded for the purpose of calculating capital adequacy ratios without diminishing the amount of Tier 1 capital under Japanese capital adequacy regulations is 20% of Tier 1 capital. Our or our banking subsidiaries’ regulatory capital and capital adequacy ratios could decline due to such regulations.

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2009, the Basel Committee on Banking Supervision announced a package of proposals to strengthen global capital and liquidity regulations. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Our Medium-term Management Policy and other strategic initiatives and measures may not result in the anticipated outcome.

We have been implementing strategic initiatives and measures in various areas. In May 2010, we announced our new Medium-term Management Policy for the three fiscal years ending March 31, 2013, in which we set forth various strategic initiatives and measures and also established a number of key target figures that we aim to achieve by the end of the fiscal year ending March 31, 2013. See “Item 4.B. Business Overview—General.” However, we may not be successful in implementing such initiatives and measures, or even if we are successful in implementing them, the implementation of such initiatives and measures may not have their anticipated effects. In addition, we may not be able to meet the key target figures announced in the Medium-term Management Policy due to these or other factors, including, but not limited to, differences in the actual economic environment compared to our assumptions underlying the Medium-term Management Policy as well as the risks enumerated in these “Risk Factors.”

We will be exposed to new or increased risks as we expand the range of our products and services.

We offer a broad range of financial services, including banking, securities, trust and other services. As the needs of our customers become more sophisticated and broader in scope, and as the Japanese financial industry continues to be deregulated, we have been entering into various new areas of business, including through various business and equity alliances, which expose us to new risks. While we have developed and intend to maintain risk management policies that we believe are appropriate to address such risks, if a risk materializes in a manner or to a degree outside of our expectations, our business, financial condition and results of operations could be materially and adversely affected.

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

Because we process a large number of transactions in a broad range of businesses, we are subject to the risk of various operational errors and misconduct, including those caused by employees. Our measures to reduce employee errors, including establishment of operational procedures, regular reviews regarding compliance with these procedures, employee training and automation of our operations, may not be effective in preventing all employee errors and misconduct. Significant operational errors and misconduct in the future could result in losses, regulatory actions or harm to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

We handle various confidential or non-public information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those designed to meet the strict requirements of the Personal Information Protection Law of Japan, may not be effective in preventing all such problems. Leakage of important information in the future could result in liabilities and regulatory actions and may also lead to significant harm to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

As a holding company, we rely on dividend payments from our banking and other subsidiaries for almost all of our income. As a result of restrictions, such as those on distributable amounts under Japan’s Company Law, or otherwise, our banking and other subsidiaries may decide not to pay dividends to us. In addition, we may experience difficulty in making, or become unable to make, dividend payments to our shareholders and dividend payments on the preferred securities issued by our overseas special purpose companies due to the deterioration of our results of operations and financial condition and/or the restrictions under the Company Law or due to the strengthening of bank capital regulations. For more information on restrictions to dividend payments under the Company Law, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

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

We are subject to general laws, regulations and accounting rules applicable to our business activities in and outside of Japan. We are also subject to various laws and regulations applicable to financial institutions such as the Banking Law, including capital adequacy requirements, in and outside of Japan. If the laws and regulations that are applicable to us are amended or otherwise changed, such as in a way that restricts us from engaging in business activities that we currently conduct, our business, financial condition and results of operations could be materially and adversely affected. For example, in December 2009, the Basel Committee on Banking Supervision announced a package of proposals to strengthen global capital and liquidity regulations, which could materially and adversely affect our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Principal Capital Expenditures and Divestitures

Since 2007, Mizuho Bank has been purchasing common stock of Credit Saison from time to time, in furtherance of our aim to promote the alliance with Credit Saison. Mizuho Bank and Mizuho Corporate Bank together owned 13.36% of the total outstanding shares of common stock of Credit Saison as of March 25, 2010.

Other Information

Our registered address is 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8333, Japan, and our telephone number is 81-3-5224-1111.

4.B. Business Overview

General

We offer a variety of financial services, including banking, securities, trust and asset management services.

We align our businesses into the following three Global Groups organized based on our customers’ needs: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. Each group conducts its business by taking advantage of its strengths. The following summarizes the business activities of each of our three Global Groups:

•

The Global Corporate Group provides sophisticated banking and securities products and services that meet the various needs of large corporations and other customers in and outside of Japan, utilizing global collaboration between our corporate banking business and securities business as well as our comprehensive financial expertise.

•

The Global Retail Group provides high-quality financial products and services that meet the diverse needs of individuals, SMEs and middle-market corporations in Japan by enhancing collaborations with our group companies.

•	The Global Asset & Wealth Management Group provides trust, asset management and private banking products and services that meet the diversified and sophisticated needs of our customers.

We have also worked on establishing a stable internal management system, promoting corporate social responsibility (CSR) and strengthening our brand strategy.

In terms of the internal management system, we enhanced the internal control system based on the Financial Instruments and Exchange Law of Japan and Sarbanes Oxley Act of the United States. We further promoted the protection of customers through the maintenance of a structure to manage conflicts of interests and enhanced our compliance system.

We promote CSR by conducting lectures established by us at universities, supporting financial education by conducting joint research with a university and promoting environmental conservation.

In addition, as our brand strategy, we actively conveyed our brand slogan, “Channel to Discovery,” to promote it within and outside the group.

We will endeavor to strengthen our profitability by providing our customers with high-quality financial services through taking advantage of the strengths of each group company as well as enhancing collaboration among them. In addition, we will always recognize the social responsibilities and public mission as financial institutions and will facilitate financing on a group-wide basis pursuant to the Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises (SMEs), etc. We strive to win the trust of our customers in and outside of Japan through continuously working on establishing a stable legal compliance system and a sophisticated risk management system.

In May 2010, we announced our new Medium-term Management Policy named Transformation Program for the three fiscal years ending March 31, 2013, in which we set forth various strategic initiatives and measures to enhance our profitability, financial base and front-line business capabilities.

The Transformation Program (Aiming at Sustainable Growth)

In May 2010, we set our future vision to become the most trusted financial institution by our customers by focusing on the core function of a financial institution which is to contribute to social and economic development. In order to realize this vision, we will strive to further increase our corporate value through the implementation of the Transformation Program, which consists of the following initiatives:

•	Program for Improving Profitability: “Strengthen our competitive advantage”

We plan to strengthen growth of top-line profits through strategic allocation of management resources, reduce costs and pursue efficiency through a vigorous business review.

•	Program for Enhancing Financial Base: “Strengthen capital base and improve asset efficiency”

We plan to strengthen the quality and quantity of capital and improve our asset portfolio.

•	Program for Strengthening Front-line Business Capabilities: “Strengthen front-line business capabilities through improving efficiency and optimization”

We plan to downsize corporate management functions, improve efficiency of our business infrastructure, and strengthen our marketing front-line that engages in customer relations.

Each of these initiatives is described in more detail below.

Program for Improving Profitability

This program aims to establish competitive advantage through the strengthening of focused business areas and strategic allocation of management resources. The program consists of the following two parts:

Business strategy

We aim to strengthen top-line profits by thoroughly enhancing business areas where we have a competitive advantage and fields where growth potential is envisaged. In addition, we aim to strengthen fundamental profitability through capturing the various needs of our customers in and out of Japan as a strategic business partner while facilitating financing. We will focus on the following:

•	Strategic expansion in business areas where we have strengths, including the Tokyo Metropolitan Area and transactions with large corporate customers:

The Tokyo Metropolitan Area: Transactions with corporate customers

•	Strengthen initiatives for SME business through proposing comprehensive solutions in response to the management challenges of our customers; and

•	Strengthen initiatives for business-owner customers and blue-chip land and property owners and similar customers.

The Tokyo Metropolitan Area: Transactions with individual customers

•	Strengthen initiatives for loans to individuals, including housing loans, and make Orico an affiliate of ours;

•	Increase assets under management of individual customers through collaboration among banking, trust and securities functions; and

•	Improve the services and accessibility of the retail business of MizuhoTrust & Banking through utilization of Mizuho Bank’s network.

Transactions with Large Corporate Customers

•	Proactively be involved in corporate customers’ business and financial strategies taken in response to changes in industrial structure.

•	Strengthening of initiatives for the “Asia” region which we believe has high growth potential:

Japanese customers

•	Provide various solutions for global strategies of our customers, including SMEs.

Non-Japanese customers

•	Pursue lending opportunities with blue-chip customers in response to their financial strategy needs; and

•	Enhance capabilities for our securities business.

•	Strengthening of asset management business, mainly targeting individual financial assets and pension assets:

Individuals

•	Increase market share based on balance of investment products (AUM) by increasing sales mainly through group collaboration.

Pension and related businesses

•	Strengthen initiatives primarily for corporate pensions and public corporations through share-up and share-in in existing commissioned pension trusts primarily among our main bank customers.

•

Provision of sophisticated financial solutions through seamless utilization of the full-line services of banking, trust and securities functions, and focus on global collaboration, M&A marketing and capital management solicitation.

Cost reduction through vigorous review of our businesses and reallocation of management resources to focused strategic business areas

We aim to reduce costs through unification and optimization of our group’s management infrastructure (general and administrative expenses of principal banking subsidiaries on a combined basis (Japanese GAAP): aim to decrease by approximately ¥50 billion compared with the fiscal year ended March 31, 2010) and reallocate management resources, such as human resources (approximately 1,000 staff), to strategic areas, such as the Tokyo Metropolitan Area and customer groups in Asia.

Program for Enhancing Financial Base

This program aims to strengthen the quality and quantity of capital and improve asset efficiency, including significant reduction of our equity portfolio. The program consists of the following two parts:

Strengthening of capital base

We aim to maintain our current priority on the strengthening of a stable capital base in light of on-going global discussions on the revision of capital regulations. We will focus on the following:

•	Accumulation of retained earnings through implementation of “Program for Improving Profitability;”

•	Implementation of appropriate capital management; and

•	Consideration of various measures in light of regulatory developments.

Improvement of asset portfolio

We aim to strategically reallocate risk-weighted assets together with improving our asset efficiency and further strengthening our risk management. We plan to:

•	Allocate risk-weighted assets to focused strategic business areas through thorough review of non-customer assets and low-return assets;

•	Aim to reduce our equity portfolio by ¥1 trillion compared with the balance as of March 31, 2010 on an acquisition cost basis (Japanese GAAP); and

•	Improve our asset quality and streamline our balance sheet.

Program for Strengthening Front-line Business Capabilities

This program aims to strengthen front-line business capabilities through downsizing and rationalization of corporate management functions and improving efficiency of our business infrastructure. The program consists of the following two parts:

Redeployment of personnel to the marketing front-line

We seek to consolidate and reorganize corporate planning and product functions of each of our group companies. We seek to strengthen our governing function, as a holding company, over the group, improve efficiency of management controls and expedite our decision making and deploy approximately 1,000 staff currently engaged mainly in corporate management functions to the marketing front-line through a unification of functions. We will focus on the following:

•	Unification of our group’s planning functions, including human resources, administration, IT systems and operations; and

•	Review and reorganization of overlapping functions in financial product areas at Mizuho Bank and Mizuho Corporate Bank.

Improvement of business infrastructure efficiency

We seek to facilitate consolidation of operational processing functions under the “consolidation and efficiency improvement policy.” At the same time, we seek to realize fundamental streamlining of cost structure with a focus on IT systems-related costs. We will focus on the following:

•	Unification of our group’s IT systems and operations units, such as budgeting functions, with the aim to maximize investment returns;

•

Pursuit of higher efficiency through consolidation of operations across group entities, including consolidation among operational centers and within joint branches of Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking; and

•	Facilitation of the unification of group-wide IT systems by releasing a new IT systems platform with the goal of lower future costs.

Group Operations

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank provides various sophisticated financial products and services to large Japanese corporations such as corporations listed on Japanese stock exchanges and their affiliates, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. We meet the needs of our customers by utilizing our strengths such as our broad customer base, comprehensive financial expertise and office network which covers major cities in and outside Japan. As of March 31, 2010, customers of Mizuho Corporate Bank and our other group companies included approximately 70% of all companies listed on the Tokyo, Osaka and Nagoya stock exchanges.

Mizuho Corporate Bank engages in customer relationship management through its Corporate Banking Unit and International Banking Unit, while individual financial products and services are developed and provided by the Global Investment Banking Unit, the Global Transaction Banking Unit and the Global Markets Unit and the Global Asset Management Unit. We offer innovative financial products and services to our customers by integrating these two functions.

Corporate Banking Unit

The Corporate Banking Unit engages in relationship management for large Japanese corporations and their affiliates, Japanese financial institutions and public sector entities and businesses relating to the issuance of bonds.

In the area of transactions with large Japanese corporations and their affiliates, we offer financial products and services on a global basis by utilizing the expertise of our group companies to meet the increasingly diverse and sophisticated needs of our customers. For example, we make proposals related to mergers and acquisitions and business restructuring of our customers in cooperation with sections specializing in those businesses. We also offer suitable financing and optimal solutions for our customers by enhancing cooperation with our group companies including Mizuho Bank, Mizuho Securities and Mizuho Trust & Banking. In particular, we have introduced a double-hat structure with Mizuho Securities to further enhance and deepen our cooperation in banking and securities business.

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

We support our Japanese customers to expand their foreign operations, utilizing our financial expertise as well as alliances with foreign financial institutions. In particular, we are promoting our support for Japanese corporate customers in connection with their entry into the Chinese market by offering advisory and other services. We also actively provide financial services to foreign corporations that are not affiliated with Japanese corporations through our global network.

In addition, we endeavor to meet the diverse needs of our overseas customers with respect to, among others, project finance and trade finance.

We have strengthened our support for Japanese and non-Japanese customers through the enhancement of the Group’s international network. We have also promoted stronger relationships with major foreign financial institutions to supplement regions or product areas that our group is unable to cover. In the fiscal year ended March 31, 2010, we have entered into alliance agreements with financial institutions in Brazil and Russia, and cooperation under such agreements have commenced. Also, in order to enhance our support for our customers that are developing businesses outside Japan, we continue to cultivate cooperative working relationships with foreign government agencies.

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

Global Investment Banking Unit

The Global Investment Banking Unit promotes investment banking businesses, mainly loan syndication business and financial products business, and provides our customers with sophisticated financial solutions to meet their global needs.

In the loan syndication business, we offer syndicated loan services to meet the various financing needs of our customers, and we take a leading role in the growth of the Japanese syndicated loan market. During the fiscal year ended March 31, 2010, despite the intensified competition among banks, our group arranged, based on amount of principal, approximately 32% of all syndicated loans arranged in Japan and maintained the top position on the domestic league table (according to Thomson Reuters, for the fiscal year ended March 31, 2010). Mizuho Corporate Bank is arranging new types of syndicated loans such as those related to mergers and acquisitions and corporate reorganizations.

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

In the financial products business area such as structured finance, acquisition finance, real estate finance and project finance, we have been promoting the provision of comprehensive products for business strategies and financial issues, etc., to respond to our customers’ further diversifying needs. We are further expanding our range of services through cooperation with our group companies, including Mizuho Securities, Mizuho Corporate Advisory Co., Ltd. and Mizuho Capital Partners Co., Ltd.

Global Transaction Banking Unit

The Global Transaction Banking Unit engages in businesses related to cash management, foreign exchange, trade finance and custody services. With respect to cash management services, we provide online solutions such as domestic and global cash management services to our customers.

We offer foreign exchange and trade finance products and services in cooperation with our overseas branches and offices.

We offer custody services as well as yen settlement and clearing services and outsourced continuous linked settlement services.

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

Global Asset Management Unit

The Global Asset Management Unit provides products and services that correspond to the needs of customers, mainly institutional investors such as pension funds and financial institutions, through the synergy effects arising from the integrated operation of the planning, development and sales of businesses relating to the asset management.

Specifically, we offer a hedge fund developed and operated by our investment management company named Mizuho Alternative Investments, LLC in the United States and also provide various products.

In the pension related business, we provide “comprehensive pension proposals” that include services and products related to defined contribution as well as defined benefit pension plans to meet the needs of customers by collaborating with Mizuho Trust & Banking and other asset management group companies in promoting the business.

Mizuho Securities

Mizuho Securities closely collaborates with Mizuho Corporate Bank and other group companies and aims to be “the global investment bank most trusted by customers.”

Investment Banking Business

We provide comprehensive support for customers in establishing their management strategies and financing by engaging in businesses related to equity underwriting, support for initial public offerings, investor relations consulting and provision of solutions such as advisory services for financial and capital strategies in addition to the bond underwriting and structured finance businesses, regarding which we obtained the position of market leader in Japan, and the mergers and acquisitions and financial advisory business, regarding which we established a top-class market presence in Japan.

We have also introduced a double-hat structure with Mizuho Corporate Bank to further enhance and intensify the cooperation between our companies and aim to provide to our corporate customers sophisticated banking and securities’ solutions as well as financial services best suited to our customers’ needs making the most of our financial capabilities.

Product Development and Sales Business

In the product development and sales business, we mainly engage in sales and trading of stocks and bonds, research and funds (investment trusts) and offer value-added product solutions by providing quality information in a timely manner in response to the various investment needs of domestic and international customers. We also focus on globally integrating our business by utilizing our network of overseas subsidiaries.

Global Retail Group

Mizuho Bank

Mizuho Bank provides financial services mainly to individual customers, SMEs, middle-market corporations and local governmental entities in Japan. As of March 31, 2010, Mizuho Bank had approximately 25 million individual deposit accounts and made loans to approximately 100,000 SMEs and middle-market corporations. In addition to our broad customer base, we maintain one of the largest branch and ATM networks in Japan and a broad range of Internet banking services.

Mizuho Bank has the following three principal business groups and three business divisions:

•	the Personal Banking Group;

•	the Corporate Banking Group;

•	the Trading and ALM Group;

•	the Securities Division;

•	the Innovation Business Division; and

•	the “Takarakuji” Lottery Division.

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

We have been enhancing the sophistication of our marketing strategies to maximize lifetime income, aiming at establishing stable revenue sources from present to future. We provide services corresponding to the needs of each life stage and circumstance of customers. For example, we offer convenient transactions through “Mizuho Direct” for busy customers who have difficulty visiting bank branches and offices; we offer detailed services and convenience through seamless correspondences at “Mizuho Direct” and with the “Teller” for customers in a period with many life events such as home purchase, school enrollment of children and asset planning after retirement; and we make proposals after a thorough consultation with the “Teller” for customers planning the investment in assets after their retirement.

In order to provide specialized consulting services, we have increased the number of financial consultants over the years to 3,392, as of March 31, 2010, that make proposals regarding investments such as investment trusts, foreign currency deposits, individual annuities and Japanese government bonds sold to individuals, provided weekend consultation meetings and enhanced our infrastructure such as our Relationship Marketing Database. By implementing these measures, the aggregate number of customers with financial assets of more than ¥10 million increased over the years to approximately 1.01 million as of March 31, 2010, and customers that purchased investment products have also increased. The balance of investment trusts (excluding MMF) was ¥1.20 trillion, individual annuities was ¥1.83 trillion, foreign currency deposits was ¥0.50 trillion and Japanese government bonds sold to individuals was ¥1.65 trillion, each on a managerial accounting basis as of March 31, 2010. We also handle trust products at all Mizuho Bank branches as agents of Mizuho Trust & Banking and promote the joint operation of branch offices by Mizuho Bank, Mizuho Trust & Banking and Mizuho Investors Securities Co., Ltd. to meet our customers’ one-stop shopping needs for banking, trust and securities services. The consulting booths jointly operated with Mizuho Investors Securities, which we call “Planet Booths,” are located in the lobbies of 150 branches and offices of Mizuho Bank as of March 31, 2010. Through these measures, we are strengthening our consulting capabilities and endeavoring to grow assets under management.

In our housing loan business, we offer various products and services such as weekend consultation meetings and products such as “Flat 35,” a housing loan product with a fixed interest rate for a maximum of 35 years offered in cooperation with and securitized by the Japan Housing Finance Agency, in addition to our own housing loan products.

With respect to unsecured loan products, we cooperate with Orient Corporation to develop unsecured loan products such as “Captive Loans,” a card loan product that our customers can apply for through our ATM network, and “Mizuho Bank Card Loan” with a growing number of users due to effective promoting activities. In July 2009, we launched “Mizuho Bank New Car Loan,” “Mizuho Bank Education Loan” and “Mizuho Bank Home Renovation Loan,” which have lower interest levels compared to our existing products.

As of March 31, 2010, our Mizuho Mileage Club had approximately 7.4 million members and credit card members also increased to approximately 2.5 million. In order to make them more simple, comprehensive and attractive, we significantly changed the services in spring 2009. For example, we reorganized the eligibility requirements for free ATM usage during off-business hours and other special benefits by the amount of credit card usage, balances of assets under management and housing loans, and we also lowered the required amount for balances of assets under management. We have also ceased charging fees to transfer monies to other banks under certain conditions.

With our 431 staffed branches throughout Japan as of March 31, 2010, we have been and will continue to expand our convenient and efficient points of contact for individual customers by promoting “Mizuho Personal Square,” a branch designed to focus on serving individual customers (156 locations as of March 31, 2010). In addition, we aim to expand our ATM network, enhance our Internet banking, telephone banking and mobile-phone banking systems, introduce a remittance service through “docomo Keitai SoukinTM” (Mobile Remittance Service) and strengthen marketing through call centers.

We provide directors and employees of corporate clients of Mizuho Bank and Mizuho Corporate Bank with products and services to address the needs of customers relating to their life events such as preparation of accounts to receive salaries upon employment, consultation regarding housing loans upon home purchases, post-retirement planning and comprehensive proposals regarding the investment of retirement allowances.

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

We offer our SME and middle-market corporate customers syndicated loans, advisory services related to overseas expansions, mergers and acquisitions-related services, business matching services, financial products acting as sales agent for securities companies, services related to defined contribution pension plans and support for start-up companies in cooperation with Mizuho Capital Co., Ltd. We call our provision of these services our “solutions business.”

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

We provide comprehensive financial services and comprehensive consultation services based on needs of both corporations and individuals as well as through collaboration with Mizuho Trust & Banking and other group companies. We provide specialized consulting services that transcend traditional boundaries between “corporate” and “individual” services, such as proposing solutions related to corporate management issues as well as business and real estate succession issues. As a sales agent of Mizuho Trust & Banking, we also provide a variety of trust products as a solution for various needs of our corporate and individual customers. We are also promoting an exchange of personnel between Mizuho Trust & Banking and Mizuho Bank in order to provide professional consulting services in trust-related businesses to Mizuho Bank customers. In addition, we provide specialized private banking services to high net worth individuals such as business and land owners.

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

Securities Division

The Securities Division supports various methods of accessing capital markets to meet the financial needs of our customers. In cooperation with group securities companies, including Mizuho Investors Securities, we endeavor to satisfy the investment and financing needs of SMEs and middle-market corporations and the investment needs of individuals. For example, we have introduced a double-hat structure with Mizuho Investors Securities to enhance our consulting capabilities for customers’ initial public offerings.

Innovation Business Division

The Innovation Business Division provides products and services related to information technology such as offering cash management services and new banking services utilizing the Internet, mobile phones and IC cards.

“Takarakuji” Lottery Division

The Takarakuji Lottery Division engages in the business of acting as an administrative bank for the Takarakuji lottery, the principal public lottery program in Japan.

Mizuho Investors Securities

Mizuho Investors Securities focuses on the needs of mainly individual customers, SMEs and middle-market corporations and aims to be “the closest, most trustworthy securities company for customers,” by establishing a strong collaboration network with Mizuho Bank and enhancing collaboration with each of our group companies. Mizuho Investors Securities, through its “Planet Booth” locations which are operated together with Mizuho Bank, is actively promoting cooperation with group companies, such as its financial product sales agent business with Mizuho Bank and trust sales agent business with Mizuho Trust & Banking. We have also introduced a double-hat structure with Mizuho Bank with an aim to provide various financial services to corporate customers with needs related to initial public offerings, making the most of our financial capabilities.

With the above business base, Mizuho Investors Securities provides quality products and securities services, such as various securities products that meet its customers’ investment needs and the underwriting of equities and bonds and consulting services regarding capital strategy in connection with its customers’ financing needs, on an individualized and swift basis.

Global Asset and Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is a trust bank that provides individual and corporate customers with financial services utilizing trusts. We provide our customers with distinct products and services developed based on our specialized expertise, consulting capabilities and abundant know-how cultivated over the years. We respond promptly and appropriately to the diversified and sophisticated needs of our customers by enhancing collaborations with Mizuho Bank, Mizuho Corporate Bank and other group companies including asset management companies.

Asset Management Business

We provide mainly corporate customers with a wide range of services and solutions in the following business areas:

•	real estate business, including real estate sales agent services and real estate securitizations;

•	structured product business, including securitization transactions that utilize trusts;

•	asset management business relating to various assets, including pension plans;

•	pension plan business, including acting as trustee, providing consulting services, actuarial services and administration services;

•	asset administration business, including trustee services for investment trusts and management and administration of investments in securities; and

•	equity strategy business, including acting as a securities agent and providing advice on practical issues related to stock.

Wealth Management Business

We provide primarily individual customers with the following services related to wealth management:

•	consulting services regarding investment and management of customer assets;

•	businesses relating to the succession of assets such as testamentary trusts;

•	loan products such as apartment loans;

•	deposits, investment trusts and other investment products that utilize trusts; and

•	real estate business such as brokerage of housing sales and land development.

Others

We provide deposit and loan services to our corporate customers and engage in treasury business.

Mizuho Private Wealth Management

Mizuho Private Wealth Management offers comprehensive, integrated and continuous private banking services to meet the various financial and non-financial needs of our ultra high net worth customers.

Trust & Custody Services Bank

Trust & Custody Services Bank, Ltd., as a trust bank specialized in asset administration, provides a wide range of products, including trust services and various custody services, to promptly meet the diversifying needs of customers such as financial institutions and institutional investors.

Asset Management Companies

Our asset management companies, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. (an equity method affiliate of ours), provide investment management services for our group companies and customers. Each company offers a variety of investment trust products that meet the increasingly sophisticated and diverse needs of our customers.

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

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank and Development Bank of Japan.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies and other non-bank finance companies.

•	Other financial services providers: We also compete with private equity funds and other types of investors.

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading domestic banks in those financial markets outside Japan in which we conduct business.

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of July 27, 2010): (i) ordinary banks, of which there were 127, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 19, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

As of June 28, 2010, there were 58 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

A number of government financial institutions, organized in order to supplement the activities of the private banking institutions, have been in the process of business and organizational restructuring in recent years. In October 2008, some of the government financial institutions were consolidated to form Japan Finance Corporation, which mainly provides financing for small and medium-sized enterprises and those engaged in agriculture, forestry and fishery, and also provides export financing for Japanese corporations. In October 2008, Development Bank of Japan, which mainly engages in corporate financing, and Shoko Chukin Bank, which mainly engages in financing for small and medium-sized enterprises, were transformed into joint stock corporations. Japan Housing Finance Agency supports housing loans of private institutions through the securitization of such loans.

Another distinctive element of the Japanese banking system was the role of the postal savings system. Postal savings deposits were gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. In recent years, the governmental postal business has been in the process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. Privatization of banking and insurance subsidiaries, which was originally planned to be completed by 2017, was suspended in December 2009.

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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks, the amount of which is, from April 2010, equivalent to 0.107% of the deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.082% of other deposits. The insurance money may be paid out in case of a suspension of deposits repayments, banking license revocation, dissolution or bankruptcy of the bank. Pay outs are generally limited to a maximum of ¥10 million of principal amount, together with any interest accrued with respect to each depositor. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions are protected in full.

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

Under the Financial Instruments and Exchange Law, registered Financial Instruments Business Operators (kinyu-shouhin torihiki gyousha), such as Mizuho Securities, as well as Registered Financial Institutions (touroku kinyu kikan), such as Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking, are required to provide customers with detailed disclosure regarding the financial products they offer and take other measures to protect investors, including a delivery of explanatory documents to such customers prior to and upon the conclusion of transactional agreements.

Financial Instrument Business Operators and Registered Financial Institutions are subject to the supervision of the Financial Services Agency pursuant to delegation by the Prime Minister of Japan. Some of the supervisory authority of the Financial Services Agency is further delegated to the Securities and Exchange Surveillance Commission, which exercises its supervisory power over such registered institutions by conducting site inspections and requesting information necessary for such inspections. Non-compliance or interference with such inspection may result in such registrants being subject to criminal penalty under the Financial Instruments and Exchange Law.

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

Sales of Financial Products

As a result of financial deregulation, more financial products, including highly structured and complicated products, can now be more freely marketed to customers. In response to this, the Law of Sales of Financial Products (Kinyu Shouhin no Hanbai tou ni kansuru Houritsu) (Law No. 101 of 2000, as amended), effective from April 2001, introduced measures to protect financial service customers by: requiring financial service providers to provide customers with certain important information, including risks with respect to deficit of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers fall within the ambit of professional investors or express their intent to the contrary; and holding financial service providers liable for damages caused by a failure to follow those requirements. The amount of loss of principal is refutably presumed to be the amount of damages. Additionally, the law requires financial service providers to follow certain regulations on solicitation measures as well as to endeavor to solicit customers in an appropriate manner and formulate and publicize a solicitation policy.

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

Restriction on Shareholdings

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

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Law Concerning Restriction on Shareholdings by Banks. This law was further amended effective March 10, 2009 to allow the Bank’s Shareholdings Purchase Corporation to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2012. The Bank’s Shareholdings Purchase Corporation purchased ¥449.2 billion of shares during the period from March 12, 2009 through June 30, 2010. The Bank’s Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2022 by taking into consideration the effects on the stock market.

The Bank of Japan also purchased ¥387.8 billion of shares held by banks and other financial institutions during the period from February 23, 2009 through April 30, 2010. The Bank of Japan generally will not sell the purchased shares until March 31, 2012. The Bank of Japan will dispose of the purchased shares by September 30, 2017 by taking into consideration the effects on the stock market.

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

In June 2004, the Basel Committee on Banking Supervision announced amended rules with respect to minimum capital requirements, which include amended risk weight calculations that introduce an internal ratings-based approach and the inclusion of operational risk in the calculations, as well as an emphasis on supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk-weighted assets. The better the credit rating of an obligor is, the lower the risk weight applicable to the risk-weighted assets owed by it. Also, the new rules require financial institutions to establish an internal risk management system, to make thorough disclosure of relevant information and to set an appropriate reserve against the operational risk based upon fair evaluation thereof. The new Financial Services Agency guidelines, which follow the amended rules, became effective on March 31, 2007, except for the introduction of the advanced methodologies to calculate capital requirements for risks which took effect on March 31, 2008. Under the new guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the AIRB approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and also apply the AMA for the calculation of operational risk from September 30, 2009.

In December, 2009, the Basel Committee on Banking Supervision announced a package of proposals to strengthen global capital and liquidity regulations with the goal of promoting a more resilient banking sector.

The Basel Committee on Banking Supervision’s proposals cover the following key areas:

•	Raising the quality, consistency and transparency of the capital base;

•	Strengthening the risk coverage of the capital framework;

•

Introducing a leverage ratio as a supplementary measure to the Basel II risk-based framework with a view to migrating to a minimum capital requirements treatment based on appropriate review and calibration;

•	Introducing a series of measures to promote the build-up of capital buffers in good times that can be drawn upon in periods of stress; and

•	Introducing a global minimum liquidity standard for internationally active banks that includes a 30-day liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio.

The fully calibrated set of standards will be developed by the end of 2010 to be phased in as financial conditions improve and the economic recovery is assured, with the aim of implementation by the end of 2012. For further information of the proposals, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

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

Prevention of Money Laundering

Under the Law Preventing Transfer of Profits Generated from Crime (Hanzai ni yoru Syueki no Iten Boushi ni kansuru Houritsu) (Law No. 22 of 2007, as amended), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions.

Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards

The Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards (Gizou Kaado tou oyobi Tounan Kaado tou wo Mochiite Okonawareru Fuseina Kikaishiki Yochokin Haraimodoshi tou karano Yochokinsha no Hogo tou ni kansuru Houritsu) (Law No. 94 of 2005, as amended), requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions, among other matters, to compensate depositors for any amount illegally withdrawn using forged bankcards, unless the financial institution can verify that it acted in good faith without negligence and that there was gross negligence on the part of the relevant account holder.

Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises (SMEs), etc.

The Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises (SMEs), etc. (Chuushoukigyousha tou ni taisuru Kinyuu no Enkatsuka wo Hakaru tameno Rinjisochi ni kansuru Houritsu) (Law No. 96 of 2009) was enacted on November 30, 2009. The legislation requires financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayments by employing methods such as modifying the terms of loans at the request of eligible borrowers including SMEs and individual home loan borrowers. The legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make disclosure of and report to the relevant authority on the status of implementation. These measures are effective until March 2011.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Corporate Bank’s New York, Chicago and Los Angeles branches and Houston and Atlanta representative offices. We also own two banks in the United States, Mizuho Corporate Bank (USA) and Mizuho Corporate Bank of California, as well as controlling interests in several other subsidiaries, including Mizuho Trust & Banking Co. (USA), which is engaged primarily in the trust and custody business, and Mizuho Securities USA Inc., a U.S. broker dealer engaged in the securities business.

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

Mizuho Financial Group and Mizuho Corporate Bank are financial holding companies (“FHCs”), and Mizuho Trust & Banking is a bank holding company, within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Under current Federal Reserve Board policy, these three companies are expected to act as a source of financial strength to Mizuho Corporate Bank (USA), Mizuho Corporate Bank of California, and Mizuho Trust & Banking Co. (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting interests in any company engaged in nonfinancial activities under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank or savings association.

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

As a financial holding company, we are also subject to additional regulatory requirements. For example, each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Our U.S. insured depository institution subsidiaries must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Further, Mizuho Corporate Bank must also meet such capital standards as calculated under its home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

U.S. branches, agencies and representative offices of foreign banks must be licensed, and are also supervised and regulated, by either a state banking authority or by the Office of the Comptroller of the Currency, the federal bank regulatory agency that charters and regulates national banks and federal branches and agencies of foreign banks. Each branch and representative office in the United States of Mizuho Corporate Bank is state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

The New York branch of Mizuho Corporate Bank is subject to supervision, examination and regulation by the New York State Banking Department as well as by the Federal Reserve Board. Except for the prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York State has an asset pledge requirement for branches equal to 1% of third party liabilities with a cap of $400 million, provided that an institution designated as a “well-rated foreign banking corporation” is permitted to maintain a reduced asset pledge with a cap of $100 million. The New York State Banking Department may require higher amounts for supervisory reasons. Each U.S. branch and representative office of Mizuho Corporate Bank is subject to regulation and examination by the state banking authority of the state in which it is located.

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

In the United States, U.S.-registered broker-dealers are regulated by the U.S. Securities and Exchange Commission. As a U.S.-registered broker-dealer, Mizuho Securities USA is subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and the conduct of directors, officers and employees.

In the United States, comprehensive financial regulatory reform legislation, titled the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd Frank Act”), was signed into law by President Obama on July 21, 2010. The Dodd-Frank Act will have far-reaching implications across the financial services industry. Among other things, the Dodd-Frank Act directs the federal banking regulators to establish minimum leverage and risk-based capital requirements for insured depository institutions and depository institution holding companies. The Dodd-Frank Act also creates a Bureau of Consumer Financial Protection with broad authority to regulate consumer financial products and services and imposes new regulation of the over-the-counter derivatives market.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2010:

Notes:

(1)	Mizuho Securities and Mizuho Investors Securities and Mizuho Trust & Banking are listed on the Tokyo Stock Exchange.
(2)	Two asset management companies consist of Mizuho Asset Management and DIAM. DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2010:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	57.9%	59.5%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	74.8%	74.8%
Mizuho Investors Securities Co., Ltd.	Japan	Securities	66.5%	66.8%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7%	98.7%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.4%	98.6%
Mizuho Information & Research Institute Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%

Overseas
Mizuho Bank (Switzerland) Ltd.	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
Mizuho Corporate Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2009 and 2010:

	At March 31,
	2009	2010
	(in millions of yen)
Land	¥177,311	¥242,056
Buildings	598,411	675,630
Equipment and furniture	457,419	461,359
Leasehold improvements	110,432	90,004
Construction in progress	19,932	22,421
Software	545,078	645,321

Total	1,908,583	2,136,791
Less accumulated depreciation	1,008,835	1,088,874

Premises and equipment—net	¥899,748	¥1,047,917

Our head office is located at 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan with 13,185 square meters of office space. The headquarter buildings of Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Bank are each leased from third parties.

The total area of land related to our material office and other properties at March 31, 2010 was approximately 830,000 square meters for owned land and approximately 21,000 square meters for leased land.

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

Table of Contents for Item 5.

Overview

The Mizuho Group

We provide a broad range of financial services in domestic and overseas markets through three Global Groups: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The principal activities and subsidiaries of the three Global Groups are the following:

•	The Global Corporate Group provides wholesale and international banking and securities services, principally through Mizuho Corporate Bank and Mizuho Securities;

•	The Global Retail Group provides retail and SME and middle-market corporation banking and securities services in Japan, principally through Mizuho Bank and Mizuho Investors Securities; and

•

The Global Asset & Wealth Management Group provides trust and asset management services and private banking products and services, principally through Mizuho Trust & Banking, Trust & Custody Services Bank, our asset management companies, namely Mizuho Asset Management and DIAM (an equity method affiliate of ours) and Mizuho Private Wealth Management.

We also provide other services such as research services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services for financial institutions through Mizuho Financial Strategy.

The former Shinko Securities (a former equity method affiliate of ours) and the former Mizuho Securities (a former consolidated subsidiary of ours) merged on May 7, 2009. The surviving entity was the former Shinko Securities which changed its name to Mizuho Securities upon the merger. Our proportion of voting interest in the new Mizuho Securities as of March 31, 2010 was 59.5%.

In May 2010, we announced that Mizuho Bank and Mizuho Corporate Bank will convert preferred shares of Orient Corporation (“Orico”) that they own into common shares during the first half of the fiscal year ending March 31, 2011 and make Orico an equity method affiliate of ours. See “Item 4.B. Information on the Company—Business Overview.”

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

Provision (Credit) for Loan Losses

Provision (credit) for loan losses is charged against or credited to income to keep the allowance for loan losses at a level that is appropriate to absorb probable losses inherent in the credit portfolio. For a description of the approach and methodology used to establish the allowance for loan losses, see “—Financial Condition—Allowance for loan losses.”

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

•

fees for other customer services, including fees related to our agency businesses, such as administration fees related to Japan’s principal public lottery program, as well as guarantee fees and others.

Investment gains (losses)—net include primarily net gains on sales of marketable securities, such as equity and bond investments. In addition, impairment losses are recognized when management concludes that declines in fair value of investments are other-than-temporary.

Trading account gains—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities that are elected for fair value treatment under ASC 825. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report.

Foreign exchange gains (losses)—net include mainly translation gains and losses related to our foreign currency-denominated assets and liabilities and gains and losses related to foreign exchange trading activities, including market making for customers and proprietary trading.

Noninterest Expenses

Noninterest expenses include primarily salaries and employee benefits, general and administrative expenses, occupancy expenses and fees and commission expenses.

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

Operating Environment

We operate principally in Japan, and our performance has generally tracked the macro economy of Japan. After years of persistent weakness beginning in the 1990s, the Japanese economy had gradually improved over the years by confronting structural issues such as deflationary pressures, excess capacity, excess employment and excess leverage. However, since the fiscal year ended March 31, 2008, the global economy has weakened due mainly to the effects of the dislocation in the global financial markets. The global economy continued to worsen in the fiscal year ended March 31, 2009, and financial results in the financial and industrial sectors deteriorated significantly.

In the fiscal year ended March 31, 2010, the actions taken to stabilize the financial system and stimulate the economy by major countries in cooperation with each other in response to the financial crisis have been effective, and the global economy has emerged from its worst and is maintaining a gradual recovery. As for the Japanese economy, it has entered a mild deflationary state with a severe employment and income environment continuing, and prospects of a self-sustaining recovery in domestic private-sector demand remain weak. However, exports and personal consumption, especially of durable goods, continue to strengthen, reflecting improvements in the foreign economic environment and the effectiveness of economic stimulus packages, and the economy is beginning to recover, with a return to positive real gross domestic product growth from the second quarter of calendar year 2009 compared to the preceding quarter. Although the annualized real gross domestic product increased by 5.0% in the first quarter of calendar year 2010, compared to the preceding quarter (seasonally adjusted), in a situation where causes for concern exist, such as the effects of the cessation of economic stimulus packages, worsening employment and the aggravation of the financial condition of certain nations in Europe and other areas, it remains uncertain whether the global economy will be capable of maintaining growth going forward as the risk that the global economy will continue to stagnate still remains. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis continued to increase by 2.3%, 2.3%, 1.8% in the fiscal years ended March 31, 2006, 2007 and 2008, respectively, but decreased by 3.7% and 2.0% in the fiscal years ended March 31, 2009 and 2010, respectively. After showing a gradual reduction in the rate of decline in each quarter of calendar 2009, Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 4.6% in the first quarter of calendar 2010. The Japanese Government stated in its monthly economic reports for January and February 2010 that although the economy has been picking up, it is short of autonomous factors and remains in a difficult situation such as a high unemployment rate. From March through May 2010, the reports began to reflect improvement of the economic situation and stated that, although the economy has been picking up steadily, it is only weakly self-sustaining and remains in a difficult situation such as a high unemployment rate. In the June 2010 report, it added that a foundation for a self-sustaining recovery is being laid, although the difficult situation such as the high unemployment rate remains. Japan’s core nationwide consumer price index increased by 0.1%, 0.1%, 0.3% and 1.2% in the fiscal years ended March 31, 2006, 2007, 2008 and 2009, respectively but decreased by 1.6% in the fiscal year ended March 31, 2010. The Japanese Government stated in its monthly economic reports from November 2009 onwards that the Japanese economy is in a mild deflationary phase. The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2005 through the first quarter of 2010:

•

The Bank of Japan, following its announcement on March 9, 2006 to end its “quantitative easing” monetary policy that it had maintained since March 2001, announced on July 14, 2006 and on February 21, 2007 that it raised its target for the uncollateralized overnight call rate from 0% to 0.25% and from 0.25% to 0.5%, respectively, but it lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008 and to 0.1% in December 2008. In December 2009, the Bank of Japan announced that it would provide approximately ¥10 trillion in short-term funds to commercial banks at a low fixed rate in order to boost liquidity and recover stability in the financial markets and that it would increase the amount to approximately ¥20 trillion in March 2010. In addition, in June 2010, the Bank of Japan announced that it would introduce a fund-provisioning measure under which it would provide long-term funds to commercial banks at a low fixed rate in order to support the strengthening of the foundations for economic growth. The measure is expected to be implemented beginning around the end of August 2010. The following charts show movements in long-term rates from January 2007 through June 2010, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2007 through June 2010, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, after a prolonged period of generally declining demand for bank loans in Japan, the aggregate monthly average balance of bank loans compared with that of the previous year started to increase in August 2005. The growth generally peaked in December 2008 and began showing a declining trend beginning December 2009.

•

The CDS index called iTraxx Japan 50, which is composed of 50 of the most liquid investment grade CDSs for Japanese entities, fell to 113.1 basis points as of March 31, 2010 from 421.7 basis points as of March 31, 2009, reflecting improved market environment for credit products, but rose to 139.8 basis points as of June 30, 2010. For information on financial transactions for hedging in relation to credit derivatives, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.”

•

According to Teikoku Databank, a Japanese research institution, there were approximately 11,300 corporate bankruptcies in Japan in the fiscal year ended March 31, 2008, involving approximately ¥5.5 trillion in total liabilities, approximately 13,200 corporate bankruptcies in the fiscal year ended March 31, 2009, involving approximately ¥13.7 trillion in total liabilities, and approximately 12,900 corporate bankruptcies in the fiscal year ended March 31, 2010, involving approximately ¥7.2 trillion in total liabilities.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE with a March 31 fiscal year end, excluding financial institutions and companies newly listed during the relevant fiscal year, decreased from ¥35.9 trillion and ¥20.0 trillion, respectively, for the fiscal year ended March 31, 2008 to ¥13.5 trillion and ¥0.2 trillion, respectively, for the fiscal year ended March 31, 2009 and increased to ¥17.1 trillion and ¥7.5 trillion, respectively, for the fiscal year ended March 31, 2010.

•

According to the Bank of Japan, total financial assets of households decreased from ¥1,464.9 trillion as of March 31, 2008 to ¥1,408.9 trillion as of March 31, 2009 and increased to ¥1,452.8 trillion as of March 31, 2010. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2006 through the first quarter of 2010:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 27.5% to ¥12,525.54 during the fiscal year ended March 31, 2008 and decreased again by 35.3% to ¥8,109.53 during the fiscal year ended March 31, 2009, but increased by 36.8% to ¥11,089.94 during the fiscal year ended March 31, 2010. Thereafter, the Nikkei Stock Average decreased to ¥9,382.64 as of June 30, 2010. The following chart shows the daily closing price of the Nikkei Stock Average from January 2007 through June 2010:

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥99.37 to $1.00 as of March 31, 2008, ¥98.31 to $1.00 as of March 31, 2009 and ¥93.27 to $1.00 as of March 31, 2010. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2007 through June 2010:

•

According to the Ministry of Land, Infrastructure and Transport of Japan, housing starts in Japan increased by 2.9% in the fiscal year ended March 31, 2007, decreased by 19.4% in the fiscal year ended March 31, 2008, increased by 0.3% in the fiscal year ended March 31, 2009 and decreased by 25.4% in the fiscal year ended March 31, 2010.

•

According to the Ministry of Land, Infrastructure and Transport, the average published land prices in Japan rose by 0.1% during calendar year 2006, which was the first increase in 16 years, rose again by 1.3% during calendar year 2007, but decreased by 3.2% and 4.2% during calendar year 2008 and 2009, respectively.

Capital Improvements

All yen figures in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Our basic policy is to pursue “disciplined capital management,” by which we pursue an optimal balance between “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition and other factors.

Shift of Priority

While our basic policy remains unchanged, we have been putting more priority on strengthening our stable capital base from the second half of the fiscal year ended March 31, 2009, having recognized the importance of capital during the financial dislocation and global economic downturn. Measures we took for responding to the above priority include the following:

•	We suspended repurchases and cancellation of shares of our common stock since the second half of the fiscal year ended March 31, 2009.

•	We paid cash dividends for the fiscal year ended March 31, 2010 of ¥8 per share of common stock, a year-on-year decrease of ¥2 per share.

•

In June, August and September 2009, we issued ¥139.5 billion, ¥72.5 billion and ¥25.0 billion, respectively, of non-dilutive preferred securities through our overseas special purpose companies to enhance our Tier 1 capital and improve the flexibility of our future capital strategy.

•

In July and August 2009, we issued an aggregate of ¥529.2 billion in common stock through a global offering to strengthen our “prime capital,” as such term is defined in “—Capital Adequacy—Prime Capital,” in order to build a solid and sufficient capital buffer.

Announcement of Proposals Regarding New Bank Capital Regulations

In December 2009, the Basel Committee announced a package of proposals, covering key areas such as raising the quality of the capital base, establishing a countercyclical capital framework and introducing a global minimum liquidity standard, with the goal of promoting a more resilient banking sector. The proposals are subject to further discussion of details. The proposal regarding raising the quality of the capital base aims to ensure that the banking system is in a better position to absorb losses. The specific levels of minimum regulatory capital requirement including that for the “Common Equity” component of Tier 1 capital, together with the fully calibrated set of standards, are currently scheduled to be determined by the end of calendar year 2010 after a comprehensive impact assessment, with the aim of implementation by the end of 2012 as financial conditions improve and the economic recovery is assured. The Basel Committee also stated that it will consider appropriate phase-in measures and grandfathering arrangements for a sufficiently long period to ensure a smooth transition to the new standards.

While closely monitoring the ongoing global discussions with respect to capital, we took the following measures to further strengthen our capital base:

•	In April 2010, we redeemed all of the $1.5 billion of perpetual subordinated bonds.

•

In May 2010, we announced our plan to reduce dividends on our common stock for the fiscal year ending March 31, 2011 by ¥2 per share compared to the previous fiscal year to ¥6 per share. The foregoing statement constitutes a forward-looking statement and is subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors.”

•

In addition to the above measures, in July 2010, we issued an aggregate of ¥751.62 billion in common stock (including the shares to be issued pursuant to the exercise of the over-allotment option in Japan) through a global offering to establish capital base as a cornerstone for our sustainable growth for the future, in anticipation of the revision of capital regulations, and thereby ensuring capital flexibility for us to expand our business areas with high growth potential and to promote customer-related businesses further.

We will continue to pursue optimal balance between “strengthening of stable capital base” and “steady returns to shareholders.” Following this basic policy, we will take various measures in anticipation of the revision of capital regulations. See “Item 4.B. Information on the Company—Business Overview—The Transformation Program (Aiming at Sustainable Growth).”

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following:

Loans and Deposits

Loan volume

Our total loan balance decreased on a year-on-year basis in the fiscal year ended March 31, 2010 due mainly to decreases in loans to Deposit Insurance Corporation of Japan, the Japanese government, overseas borrowers and large Japanese corporations despite our continuing efforts to meet the financing needs of domestic borrowers.

Margins between loans and deposits

The Bank of Japan announced on July 14, 2006 and on February 21, 2007 that it raised its target for the uncollateralized overnight call rate from 0% to 0.25% and from 0.25% to 0.5%, respectively. Reflecting these raises, the average yield on domestic loans increased from 1.54% in the fiscal year ended March 31, 2007 to 1.77% in the fiscal year ended March 31, 2008, and the average rate on domestic interest-bearing deposits increased from 0.38% to 0.52%. The increase of 0.23% in average yield on domestic loans in the fiscal year ended March 31, 2008 compared to the previous fiscal year was larger than the increase of 0.14% in the average rate on domestic interest-bearing deposits over the same period, resulting in a widening of the difference between such average yield and average rate. In response to the weakening economic environment, the Bank of Japan announced a reduction of its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008 and to 0.1% in December 2008. Reflecting these reductions, the average yield on domestic loans decreased from 1.72% in the fiscal year ended March 31, 2009 to 1.51% in the fiscal year ended March 31, 2010, and the average rate on domestic interest-bearing deposits decreased from 0.43% to 0.21%. In the fiscal year ended March 31, 2010, the difference between the decrease of 0.21% in the average yield on domestic loans and the decrease of 0.22% in the average rate on domestic interest-bearing deposits was not significant.

Provision (credit) for loan losses

Provision for loan losses decreased by ¥345 billion from the previous fiscal year to ¥222 billion for the fiscal year ended March 31, 2010. The decrease in provision for loan losses was due mainly to an improvement in economic conditions and our efforts for appropriate credit management. The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans. If worldwide demand for Japanese products and services declines and if weakness in the Japanese and global economy worsens or if another financial crisis develops, there can be no assurance that the amount of provision for loan losses will not increase significantly in future periods due to further declines in the credit quality of our customers both in and outside of Japan.

Fees and Commissions

Fees and commissions from corporate and retail customers have been significantly affected by the domestic and global economic environment. Until the fiscal year ended March 31, 2006, we experienced a period of significant increases in fees and commissions due to an expansion in various fee businesses that we offer to our corporate customers, such as fees from syndicated loans, other forms of financing arrangements and various advisory services, as demand for such products and services grew among Japanese corporations. Fees and commissions from retail customers had also increased due to growth in sales commissions related to various investment products as Japanese individuals increased the proportion of investments other than deposits within their total financial assets as interest rates on deposits maintained historically low levels. Despite our expectation at the time for continued growth in fees and commissions, a weak economic environment and turmoil in the global financial market, as well as increased competition within the domestic financial services industry, drove a decline in fees and commissions in the fiscal year ended March 31, 2008, and the decline accelerated in the fiscal year ended March 31, 2009. Fees and commissions earned from businesses involving corporate customers decreased in the fiscal year ended March 31, 2009 due to increased competition and the dislocation in the global financial markets which negatively impacted areas such as overseas leveraged buyout and other financings. Under unstable market conditions, sales of investment products to retail customers were negatively affected due mainly to the growing risk aversion of individuals. Although this trend may continue while the current global and domestic economic uncertainty continues, we do not believe that the general trend in recent years of Japanese individuals to shift their financial assets from savings to investments was only short term and instead believe that the trend will return over the long term.

Fees and commissions income increased by ¥25 billion from the previous fiscal year to ¥586 billion in the fiscal year ended March 31, 2010 due mainly to an increase at Mizuho Securities, while those of our principal banking subsidiaries continued to decrease. However, the rate of decrease of our principal banking subsidiaries’ fees and commissions has slowed as the Japanese economy has begun to recover.

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

The fair value of available-for-sale marketable equity securities within our investments was ¥3,284 billion, or ¥2,007 billion based on cost, as of March 31, 2010. Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. Although we expect the size of our portfolio of marketable equity securities to continue to be significant, we are reducing our holdings of marketable equity securities and have achieved our former medium-term target to lower the acquisition cost of marketable equity securities to 50% of our Tier 1 capital as of March 31, 2010 (the ratio of the acquisition cost to Tier 1 capital as of March 31, 2010 was 49%). We will continue to make efforts to lower the acquisition cost of marketable equity securities. See “Item 4.B. Information on the Company—Business Overview—The Transformation Program (Aiming at Sustainable Growth).”

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds, while decreases in long-term interest rates generally lead to an increase in fair value of the portfolio. As of March 31, 2010, we had a total of ¥34,517 billion of available-for-sale debt securities within our investments, of which ¥28,229 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments, charged to income as an impairment loss. We had ¥24,685 billion and ¥34,517 billion of available-for-sale debt securities as of March 31, 2009 and 2010, respectively, and unrealized losses of ¥26 billion and unrealized gains of ¥9 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. In the fiscal year ended March 31, 2010, we incurred investment losses related to bonds of ¥2 billion compared to losses of ¥178 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to the absence of impairment losses on Japanese government bonds as we adopted ASC 320 which amends the other-than-temporary impairment model for debt securities.

Trading Account Gains—Net

Trading account gains—net increased by ¥300 billion from the previous fiscal year to ¥422 billion in the fiscal year ended March 31, 2010. The increase was due mainly to the gains earned by consolidated VIEs, such as stock investment trusts, as a result of a positive change in market conditions, an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected.

Costs and Expenses

In the fiscal year ended March 31, 2010, salaries and employee benefits increased by ¥96 billion from the previous fiscal year to ¥592 billion due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal period, and the amortization of net actuarial loss, which primarily reflects past declines in the value of plan assets. Occupancy expenses and general and administrative expenses decreased by ¥6 billion and ¥2 billion, respectively, due mainly to our efforts to enhance our cost efficiency through detailed reviews. Although expenses related to employee retirement benefits reflect the market environment including stock markets conditions, we plan to continue our efforts to reduce general and administrative expenses and occupancy expenses through detailed reviews for the entire group. See “Item 4.B. Information on the Company—Business Overview—The Transformation Program (Aiming at Sustainable Growth).”

Impact of the Dislocation in the Global Financial Markets

All figures in this subsection are approximate amounts used for risk monitoring purposes that are managerial accounting compilations of Japanese GAAP-based figures.

The global financial market dislocation, which had caused not only significant liquidity problems and declines in value with respect to securitization products such as residential mortgage backed securities (RMBS) and collateralized debt obligations (CDOs) backed by RMBS but also adverse impacts on various markets, had thereby adversely affected our financial condition and results of operations in recent years. However, in the fiscal year ended March 31, 2010, due primarily to our efforts to reduce the balances of our securitization products through sales and other measures and to reinforce our risk management platform for securitization products and the gradual market recovery, the negative impact of the dislocation became more limited, and the losses incurred decreased significantly compared to the previous fiscal year. This subsection sets forth information relating to such impact.

In the fiscal years ended March 31, 2009 and 2010, our principal banking subsidiaries, Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and Mizuho Securities (including its overseas subsidiaries) recorded the following gains and losses:

	Fiscal years ended March 31,
	2009	2010
	(in billions of yen)
Principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Gains (losses) on sales of securitization products, etc. (including devaluation and provision of reserve for possible losses on investments)	¥(126)	¥(3)
Gains (losses) associated with ABCP programs	(4)	0
Net gains from reversal of (losses on provision of) reserve for possible losses on sales of loans	(12)	0
Gains (losses) from hedging of securitization products exposure with credit default swaps	23	(13)

Subtotal	(119)	(16)
Mizuho Securities (including its overseas subsidiaries):(1)
Trading gains (losses) (net of hedges) on securitization products	(16)	2

Subtotal	(16)	2

Total	¥(135)	¥(14)

Note:

(1)	Our other principal securities subsidiary, Mizuho Investors Securities, held only a negligible amount of securitization products as of March 31, 2009 and 2010, and its related gains (losses) were also negligible. The figures do not include reserves for counterparty risks associated with the amount to be claimed at settlement of the CDS related to securitization products described in the table titled “Credit default swaps related to foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries)” on page 58.

Securitization Products

We continue to hold a significant amount of securitization products. The balance (fair value) (banking account) of securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) was approximately ¥2,469 billion, of which approximately ¥487 billion was foreign currency-denominated as of March 31, 2010. Similarly, the net balance (fair value) (trading account) held by Mizuho Securities (including its overseas subsidiaries) was approximately ¥149 billion, of which approximately ¥21 billion was foreign currency-denominated as of March 31, 2010.

We reduced significantly the amount of securitization products, in particular, foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries), in recent years. The following table shows a breakdown of foreign currency-denominated securitization products held by (i) our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities (banking account)) and (ii) Mizuho Securities (including its overseas subsidiaries (trading account)), respectively, as of March 31, 2010:

	Principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) Banking Account					Mizuho Securities (including its overseas subsidiaries) Trading Account
	As of or for the fiscal year ended March 31, 2010					As of or for the fiscal year ended March 31, 2010
Foreign currency-denominated securitization products	Balance(1)(2) (fair value)	Marks (%) (fair value)/ (face value)	Unrealized gains (Losses)(2)	Realized gains (Losses)(1)(2)	(Reference) Hedged proportions(3)	Balance (fair value)	Marks (%) (fair value)/ (face value)	Realized gains (losses)
	(in billions of yen, except percentages)
ABSCDOs, CDOs	¥30	15%	¥2	¥(2)	40%	¥0	0%	¥(0)
CDOs backed by RMBS	6	4	3	0	—	0	0	(0)
CDOs backed by CMBS	—	—	—	—	—	0	0	(0)
CDOs backed by claims against corporations(4)	24	41	(1)	(2)	60	—	—	—
RMBS(5)	183	71	(6)	(1)	70	0	0	0
RMBS with underlying assets outside the U.S., mainly in Europe	183	71	(6)	(1)	70	—	—	—
RMBS with underlying assets in the U.S.	—	—	—	—	—	0	0	0
ABS, CLOs and others	274	84	(7)	(1)	50	21	75	2
CLOs	185	98	(3)	(0)	50	21	77	(1)
ABS	43	73	(1)	2	60	—	—	—
CMBS	46	75	(3)	(3)	70	0	2	(0)
SIV-related	—	—	—	—	—	—	—	3

Total	¥487	63	¥(11)	¥(4)	60	¥21	9	¥2

Notes:

(1)	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risk to third parties (hedged portion), a reserve for possible losses on investments has been provided against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of the reserve was approximately ¥15 billion as of March 31, 2010. Since securities were recognized at fair value on the consolidated balance sheet, the balances as of March 31, 2010 were those after being offset by the amount of reserve for possible losses on investments.
(2)	With respect to the vast majority of credit investments in securitization products made as an alternative to loans by the European, North American and other offices, we have been applying reasonably calculated prices based on the reasonable estimates of our management as fair value since the fiscal year ended March 31, 2009.
(3)	The approximate proportions of balances (fair value) of the securitization products, as of March 31, 2010, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risk to third parties until maturity. In some of the securitization schemes, a portion of credit risk of the reference assets remained with us through our retaining a small first loss position and a portion of senior tranches.
<Reference> Status of CDS counterparties (notional amount basis; ratings were based on the lowest external ratings as of March 31, 2010): Financial services subsidiary (A-rating) of a multi-line insurance company: approximately ¥144 billion; Government-affiliated financial institution (AA-rating): approximately ¥91 billion.
(4)	All of them were securitization products backed by original assets (non-securitized assets).

(5)	Excluding U.S. government-owned corporation bonds and government-sponsored enterprise bonds. As of March 31, 2010, U.S. government-owned corporation bonds and government-sponsored enterprise bonds held by us were as follows:
Principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities): U.S. government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprise (Fannie Mae and Freddie Mac) bonds were approximately ¥583 billion (fair value), of which almost all consisted of RMBS guaranteed by Ginnie Mae, with approximately ¥9 billion of unrealized gains. Mizuho Securities (including its overseas subsidiaries): approximately ¥40 billion (fair value) of RMBS issued or guaranteed by Ginnie Mae or government-sponsored enterprise (Fannie Mae and Freddie Mac) and approximately ¥171 billion (fair value) of corporate bonds issued by Fannie Mae and Freddie Mac were held for the purpose of, among other things, market-making activities in the U.S.

The following table shows a breakdown of credit ratings of the counterparties and reference assets of credit default swaps related to foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries), respectively, as of March 31, 2010:

	As of March 31, 2010
	Notional amount (A)	Fair value of reference asset (B)	Amount to be claimed at settlement (Net present value) (A) – (B) = (C)	Reserves for (C)
	(in billions of yen)
Credit default swaps related to foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries):
AAA(1)	¥—	¥—	¥—	¥—
CDOs backed by RMBS	—	—	—	—
CDOs backed by claims against corporations	—	—	—	—
AA(1)	107	105	2	0
CDOs backed by RMBS	—	—	—	—
CDOs backed by claims against corporations	107	105	2	0
of which counterparties are U.S. monoline insurers	20	19	1	0
A to BBB(1)	18	7	11	0
CDOs backed by RMBS	18	7	11	0
CDOs backed by claims against corporations	—	—	—	—
Non-investment grade or no ratings(1)	—	—	—	—
CDOs backed by RMBS	—	—	—	—
CDOs backed by claims against corporations	—	—	—	—

Total	¥126	¥112	¥13	¥0

Of which counterparties are U.S. monoline insurers	¥20	¥19	¥1	¥0

Note:

(1)	Categorized by the lowest external credit ratings as of March 31, 2010. When the counterparty was guaranteed by third parties, categorized by the higher external credit ratings of either of them.

The following table shows a breakdown of yen-denominated securitization products held by (i) our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and (ii) Mizuho Securities (including its overseas subsidiaries) as of March 31, 2010:

	Principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) Banking Account			Mizuho Securities (including its overseas subsidiaries) Trading Account
	As of or for the fiscal year ended March 31, 2010			As of or for the fiscal year ended March 31, 2010
	Balance (fair value)	Unrealized gains (losses)		Balance (fair value)	Realized gains (losses)
	(in billions of yen)
Japanese yen-denominated securitization products
ABSCDOs, CDOs	¥85	¥5		¥17	¥9
CDOs backed by RMBS	—	—		1	(0)
CDOs backed by CMBS	1	(0)		—	—
CDOs backed by claims against corporations	84	5		16	9
RMBS(2)	972	(1)		5	(0)
ABS, CLOs and others	926	(15)		105	(8)
CLOs	39	(0)		5	1
ABS	236	1		89	(9)
CMBS	651	(16)		11	(0)

Total	¥1,982	¥(12	)(1)	¥128	¥0

Notes:

(1)	Realized gains for the principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) for the fiscal year ended March 31, 2010 was approximately ¥1 billion.
(2)	Represents RMBS originated by Japanese financial institutions and others. Japan Housing Finance Agency Bonds were excluded. Balance of Japan Housing Finance Agency Bonds as of March 31, 2010 was as follows:

Principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities)	Balance (fair value): approximately ¥476 billion, Unrealized gains: approximately ¥3 billion
Mizuho Securities (including its overseas subsidiaries)	Balance (fair value): approximately ¥1 billion, Realized gains (losses): negligible

Loans Held for Sale for which Reserve for Possible Losses on Sales of Loans was Recorded (the Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of March 31, 2010, we had a total of approximately ¥61 billion in loans held for sale. We recorded approximately ¥15 billion of reserve for possible losses on sales of loans against these loans held for sale as of March 31, 2010 at a reserve ratio of approximately 25%. These figures exclude those related to intensive control obligors classification or below. The reserve ratio would be approximately 25%, if including the balances of loans held for sale to such obligors and the amounts of both reserves for possible losses on loans and reserve for contingencies in relation to the relevant balances.

The total balance of leveraged loans, primarily including LBO financing and MBO financing, including loans held for sale and loans held within our loan portfolio, was approximately ¥1.0 trillion of which approximately ¥0.05 trillion was included in loans held for sale as of March 31, 2010. The balances include commitments that had not been drawn but for which documentation had been concluded.

Overseas Asset-backed Commercial Paper Programs (the Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of March 31, 2010, the balance of the total assets acquired by overseas asset-backed commercial paper conduits was approximately ¥59 billion, which included approximately ¥32 billion of securitization products backed by credit card receivables and account receivables. Of the total balance of ¥59 billion, credit card receivables constituted 31%, account receivable constituted 29%, loans against auto dealers constituted 25% and others constituted 15%.

Loans Guaranteed by U.S. Monoline Insurers (the Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of March 31, 2010, approximately ¥16 billion of loan commitments to overseas infrastructure projects (of which approximately ¥8 billion was drawn) was guaranteed by U.S. monoline insurers.

Outstanding Loan Balances to U.S. Mortgage Lenders (the Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of March 31, 2010, we had a total of approximately ¥10 billion in outstanding loans to U.S. mortgage lenders.

As shown in this subsection, we continue to hold a significant amount of assets that are exposed to the risk of further declines in value or that may otherwise lead to further losses. While we will endeavor to continue reducing the amount of foreign currency-denominated securitization products through sales or other measures, our exposure to assets that are subject to such risks may increase in the future depending on market conditions and other factors.

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

The following table shows the amount of assets held by consolidated VIEs and total assets and maximum exposure to loss for our significant or sponsored unconsolidated VIEs related to each type of transaction:

	As of March 31, 2010
	Total assets of consolidated and significant or sponsored unconsolidated VIEs	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
		Consolidated assets	Total assets	Maximum exposure to loss(1)
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥2,024	¥2,024	¥—	¥—
Asset-backed securitizations	1,608	355	1,253	40
Single-seller programs	81	66	15	15
Investments in securitization products	101	101	—	—
Investment funds	3,345	568	2,777	401
Trust arrangements and other	933	—	933	381

Total	¥8,011	¥3,048	¥4,963	¥822

Note:

(1)	Maximum exposure to loss is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing or investments, and is not indicative of the ongoing exposure which is managed within our risk management framework.

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

See note 27 in our consolidated financial statements included elsewhere in this annual report for further descriptions regarding the above transaction types including those other than the two described above.

Asset-backed commercial paper/loan programs

VIEs categorized under asset-backed commercial paper/loan programs consist of conduits for multi-seller programs. These VIEs purchase receivables from participating clients and other financial assets to meet off-balance-sheet or liquidity needs. The following tables show certain information related to such multi-seller asset-backed commercial paper/loan programs and their acquired assets as of March 31, 2010. All figures in the tables below and in the accompanying footnotes are approximate amounts based on a managerial accounting basis used for risk monitoring purposes.

As of March 31, 2010
(in billions of yen)
Consolidated multi-seller asset-backed commercial paper/loan programs:
Total assets held by conduits	¥2,024
Total commercial paper issued by conduits	144
Liquidity, credit support facilities and other financing(1)	5,344

Note:

(1)	Liquidity, credit support facilities and other financing include conditional and unconditional liquidity and credit facilities as well as loans actually provided.

	Geographic distribution as of March 31, 2010
	Japan	United States	Total
Consolidated multi-seller asset-backed commercial paper/loan programs:
Type of acquired assets:
Credit cards	2%	1%	3%
Residential mortgage loans	0	0	0
Auto loans	3	0	3
Lease payment receivables	7	0	7
Account and note receivables	82	1	83
Others	3	1	4

Total	97%	3%	100%

	As of March 31, 2010
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are in Japan:
Type of acquired assets:
Credit cards	0%	0%	2%	0%	0%	2%	2%	0%	0%	2%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	3	3	2	1	0	3
Lease payment receivables	0	0	5	1	1	7	3	4	0	7
Account and note receivables	1	3	22	20	36	82	81	1	0	82
Others	0	0	1	1	1	3	2	1	0	3

Total	1%	3%	30%	22%	41%	97%	90%	7%	0%	97%

Note:

(1)	Credit ratings are based on internal credit ratings.

	As of March 31, 2010
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are located overseas:
Type of acquired assets:
Credit cards	0%	0%	1%	0%	0%	1%	0%	1%	0%	1%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	0	0	0	0	0	0
Lease payment receivables	0	0	0	0	0	0	0	0	0	0
Account and note receivables	0	0	0	0	1	1	1	0	0	1
Others	0	0	0	1	0	1	1	0	0	1

Total	0%	0%	1%	1%	1%	3%	2%	1%	0%	3%

Note:

(1)	Credit ratings are based on internal credit ratings.

Asset-backed securitizations

VIEs categorized under asset-backed securitizations include several single-seller programs used for the purpose of off-balance-sheet financing for our corporate customers, to which we provide liquidity and credit support facilities and other financing and are thus generally consolidated. Typically, VIEs related to single-seller programs purchase corporate claims such as account receivables from our corporate customers and provide factoring services. Those claims are generally generated in the normal course of the on-going businesses of our Japanese corporate customers in Japan, and thus we view the risks related to our providing liquidity and credit support facilities and other financing to be relatively limited under current circumstances. The aggregate amount of assets of such single-seller VIEs was ¥81 billion as of March 31, 2010.

VIEs categorized under asset-backed securitizations also include VIEs that issue CDOs, CLOs or other repackaged instruments that we arrange. The aggregate amounts of assets held by VIEs that issue CDOs categorized as consolidated VIEs and significant or sponsored unconsolidated VIEs were ¥12 billion and ¥77 billion, respectively. Our maximum exposure to loss with respect to such significant or sponsored unconsolidated VIEs was negligible.

Losses relating to VIEs that issue such CDOs, CLOs or other repackaged instruments due to the dislocation in the global financial markets in the fiscal year ended March 31, 2010 are generally reflected in our financial statements either through consolidation in the case of consolidated VIEs or through a decline in the value of our interest in VIEs in the case of unconsolidated VIEs.

Qualifying Special Purpose Entities (QSPEs)

QSPEs are passive entities designed to purchase assets and pass through the cash flows from those assets to the investors and, subject to specified conditions, are generally exempt from consolidation pursuant to ASC 810. The total assets of our QSPEs were ¥308 billion as of March 31, 2010. The acquired assets of such QSPEs were primarily residential mortgage loans in Japan.

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

The allowance for loan losses is categorized and evaluated using the following methods:

•

Allowance based on ASC 310. In accordance with ASC 310, “Receivables” (“ASC 310”), we measure the value of specifically identified impaired loans based on the expected cash flows discounted at the loans’ initial effective interest rates, or as a practical expedient, using the observable market prices or the fair value of collateral if the loan is collateral dependent, when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management identifies impaired loans through the credit quality review process, in which the debtor’s ability to service its debt is assessed. The difference between our evaluation of the value of the impaired loan and its principal amount is the amount of the impairment which is recorded in the allowance for loan losses. Estimation of future cash flows is based on a comprehensive analysis of the borrower’s ability to service the debt, any progress made on the borrower’s rehabilitation program and the assumptions used therein.

•

Allowance based on ASC 450. In accordance with ASC 450, “Contingencies” (“ASC 450”), a formula-based allowance utilizing historical loss factors is applied to certain impaired loans which are aggregated for purposes of measuring impairment, groups of small balance, homogeneous loans and other non-homogenous loans which have not been identified as impaired. The determination of expected losses is based on a statistical analysis of our historical default and loan loss data, as well as data from third-party sources. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

•

Adjustment of ASC 450 Allowance. In addition to the allowance for loan losses based on historical loss factors, the historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting key lending areas, credit quality trends, specific industry conditions and recent loss experience in the segments of the loan portfolio. For loans which are not deemed to be impaired under ASC 310 but to which special isolated risks apply, management assesses each loan individually to determine appropriate allowance amounts in lieu of mechanically applying the ASC 450 formula-based allowance.

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

Valuation of Financial Instruments

ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes the following three levels of inputs that may be used to measure fair value:

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

For assets and liabilities classified in Level 1 and 2 of the hierarchy, where inputs are principally based on observable market data, there is less judgment or estimate in determining fair value, while the determination of fair value of Level 3 assets and liabilities involves more significant management judgments and estimates. For further information, including valuation methodologies and the use of management estimates and judgments in connection therewith, see note 29 to the consolidated financial statements included elsewhere in this annual report.

Valuation of Deferred Income Taxes

Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. Pursuant to ASC 740, “Income Taxes” (“ASC 740”), a valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized, based on projected future income and future reversals of existing taxable temporary differences. Because we have not opted to be subject to consolidated taxation, deferred tax assets and liabilities are calculated separately for each member of our consolidated group.

The determination of a valuation allowance is an inherently uncertain process due to the use of projected future taxable income and subjective assessments in the effectiveness of our available tax planning strategies provided for under ASC 740. For example, variances in future projected operating performance or tax law changes that impact our tax planning strategies could result in a change in the valuation allowance. If we are not able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to income tax expense in the period such determination is made, and this could materially and adversely affect our financial condition and results of operations.

Pension and Other Employee Benefit Plans

Mizuho Financial Group, its principal banking subsidiaries and certain other subsidiaries sponsor severance indemnities and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on a number of actuarial assumptions, including mortality, withdrawals, discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels.

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

The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

For further information on our pension benefits, see note 22 to the consolidated financial statements included elsewhere in this annual report.

Operating Results

The following table shows certain information as to our income, expenses and net income (loss) attributable to MHFG shareholders for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions of yen)
Interest and dividend income	¥3,110	¥2,384	¥1,632
Interest expense	1,912	1,102	528

Net interest income	1,198	1,282	1,104
Provision (credit) for loan losses	(58)	567	222

Net interest income after provision (credit) for loan losses	1,256	715	882
Noninterest income	1,095	452	1,331
Noninterest expenses	1,504	1,525	1,526

Income (loss) before income tax expense (benefit)	847	(358)	687
Income tax expense (benefit)	672	762	(360)

Net income (loss)	175	(1,120)	1,047
Less: Net income (loss) attributable to noncontrolling interests(1)	(54)	(62)	47

Net income (loss) attributable to MHFG shareholders	¥229	¥(1,058)	¥1,000

Note:

(1)	Net income (loss) attributable to noncontrolling interests was relocated from minority interest in consolidated subsidiaries included within noninterest expenses in the fiscal year ended March 31, 2009 as we adopted ASC 810. For further information, see note 2 to our consolidated financial statements included elsewhere in this report.

Executive Summary

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net interest income decreased by ¥178 billion, or 13.9%, from the previous fiscal year to ¥1,104 billion in the fiscal year ended March 31, 2010 due to a decrease in net foreign interest and dividend income of ¥186 billion. The decrease was due mainly to a decrease of ¥521 billion in foreign interest and dividend income offset in part by a decrease of ¥335 billion in foreign interest expense. The decrease in foreign interest and dividend income was due mainly to decreases in interest from foreign loans and income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, both of which reflect general declines in U.S. dollar and euro interest rate levels. The decrease in foreign interest expense was due mainly to decreases in interest expense on foreign short-term borrowings and foreign interest-bearing deposits. These decreases were due mainly to the decrease in average interest rates, reflecting general declines in U.S. dollar and euro interest rate levels. Domestic interest and dividend income and domestic interest expense both declined significantly due to declines in yen interest rate levels, but net domestic interest and dividend income showed a slight increase due to the amounts of decline being similar.

Noninterest income increased by ¥879 billion from the previous fiscal year to ¥1,331 billion in the fiscal year ended March 31, 2010. The increase was due mainly to gains in investment gains (losses)—net of ¥67 billion in the fiscal year ended March 31, 2010, compared to losses in investment gains (losses)—net of ¥462 billion in the fiscal year ended March 31, 2009 and an increase in trading account gains—net of ¥300 billion. The increase in investment gains (losses)—net was due mainly to investment gains related to bonds and investment gains related to equity securities. Investment gains related to bonds in the fiscal year ended March 31, 2010 were due mainly to an absence of impairment losses on Japanese government bonds as we adopted ASC 320 which amends the other-than-temporary impairment model for debt securities. Investment gains related to equity securities were due mainly to a decrease in impairment losses on equity securities as a result of a recovery in the stock markets. The increase in trading account gains—net was due mainly to the gains earned by consolidated VIEs, such as stock investment trusts, as a result of a positive change in market conditions, an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected.

Noninterest expenses in the fiscal year ended March 31, 2010 was almost the same level compared to the previous fiscal year. Salaries and employee benefits increased by ¥96 billion in the fiscal year ended March 31, 2010, offset in part by provision (credit) for losses on off-balance-sheet instruments being a credit of ¥24 billion in the fiscal year ended March 31, 2010 compared to a provision of ¥84 billion in the previous fiscal year. The increase in salaries and employee benefits were due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal period, and the amortization of net actuarial loss, which primarily reflects past declines in the value of plan assets. The decrease was due mainly to a decrease in allowance for losses on off-balance-sheet transactions primarily as a result of the decrease in the balance of guarantees to overseas obligors.

As a result of the foregoing, income (loss) before income tax expense (benefit) was income of ¥687 billion in the fiscal year ended March 31, 2010 compared to a loss of ¥358 billion in the fiscal year ended March 31, 2009. We had an income tax benefit of ¥360 billion in the fiscal year ended March 31, 2010 compared to an income tax expense of ¥762 billion in the fiscal year ended March 31, 2009. The benefit was the result of an increase in deferred tax assets.

Net income (loss) was income of ¥1,047 billion in the fiscal year ended March 31, 2010 compared to a loss of ¥1,120 billion in the fiscal year ended March 31, 2009. Net income (loss) attributable to noncontrolling interests was income of ¥47 billion in the fiscal year ended March 31, 2010 compared to a loss of ¥62 billion in the fiscal year ended March 31, 2009. As a result, net income (loss) attributable to MHFG shareholders was income of ¥1,000 billion in the fiscal year ended March 31, 2010 compared to a loss of ¥1,058 billion in the fiscal year ended March 31, 2009.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net interest income increased by ¥84 billion, or 7.0%, from the previous fiscal year to ¥1,282 billion in the fiscal year ended March 31, 2009 due to an increase in net foreign interest and dividend income of ¥47 billion and an increase in net domestic interest and dividend income of ¥37 billion. The increase in net foreign interest and dividend income was due mainly to decreases in interest expense on foreign short-term borrowings and foreign interest-bearing deposits as a result of decrease in the average interest rates, offset in part by a decrease in interest and dividend income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions as a result of decrease in the average yields, both of which reflect general declines in U.S. dollar and euro interest rate levels. The increase in net domestic interest and dividend income was due mainly to a decrease in interest expense on domestic interest-bearing deposits, reflecting a decrease in the average interest rate as a result of a decline in yen interest rate levels, offset in part by a decrease in interest and dividend income from domestic investments and a decrease in interest income from interest-bearing deposits in other banks. The decrease in interest and dividend income from domestic investments was due to a decrease in the average balance of domestic investments due mainly to the decrease in the balance of equity securities reflecting declines in domestic stock prices and the balance of debt securities as a result of the turmoil in the financial markets, and the decrease in interest income from interest-bearing deposits in other banks was due mainly to a decrease in average yields as a result of a decline in yen interest rate levels. We had a provision for loan losses of ¥567 billion compared to a credit of ¥58 billion in the previous fiscal year due mainly to declines in the financial condition of domestic SMEs and middle-market corporations, the effect of the collapse of Lehman Brothers on our exposures to related entities and the weakening credit status of overseas loans reflecting the global economic downturn, as well as increased estimated loss rates related to normal obligors.

Noninterest income decreased by ¥643 billion, or 58.7%, from the previous fiscal year to ¥452 billion in the fiscal year ended March 31, 2009 due mainly to a decrease in foreign exchange gains—net, an increase in investment losses—net and a decrease in fees and commissions. The decrease in foreign exchange gains—net was due mainly to translation gains with respect to foreign currency-denominated liabilities in the fiscal year ended March 31, 2008 that were funded and incurred to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities. The increase in investment losses—net was due mainly to investment losses related to equity securities in the fiscal year ended March 31, 2009, compared to investment gains related to equity securities in the previous fiscal year, as a result of an increase in impairment losses on and a decrease in gains on sales of equity securities reflecting declines in domestic and overseas stock markets. The decrease in fees and commissions was due mainly to a decrease in fees for other customer services and a decrease in fees and commissions from securities-related business. The decrease in fees for other customer services was due mainly to a decrease in trust business-related fees other than those included in trust fees such as brokerage fees related to real estate transactions and other fees and commissions such as sales agency fees related to insurance products including individual annuities. The decrease in fees and commissions from securities-related business was due mainly to decreases in underwriting commissions related to private offerings of debt securities and sales commissions related to investment trusts which were negatively impacted by adverse market conditions, including declines in domestic stock markets.

Noninterest expenses increased by ¥21billion, or 1.4%, from the previous fiscal year to ¥1,525 billion in the fiscal year ended March 31, 2009 due mainly to an increase in the provision for losses on off-balance-sheet instruments and an increase in salaries and employee benefits, offset in part by a decrease in impairment of goodwill and a decrease in other noninterest expenses. The increase in provision for losses on off-balance-sheet instruments was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors reflecting declines in their financial condition. The increase in salaries and employee benefits was due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets and the amortization of net actuarial loss in the fiscal year ended March 31, 2009 compared to the amortization of net actuarial gain in the previous fiscal year. The decrease in impairment of goodwill was due to impairment of goodwill incurred in the fiscal year ended March 31, 2008 as a result of the carrying amount of Mizuho Investors Securities and Mizuho Securities exceeding their fair value. The decrease in other noninterest expenses was due mainly to the decrease in valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings.

As a result of the foregoing, income (loss) before income tax expense was a loss of ¥358 billion in the fiscal year ended March 31, 2009 compared to income of ¥847 billion in the previous fiscal year. Income tax expense increased by ¥90 billion to ¥762 billion in the fiscal year ended March 31, 2009 due mainly to an increase in deferred income tax expense. Income (loss) attributable to noncontrolling interests was a loss of ¥62 billion. As a result, net income (loss) attributable to MHFG shareholders was a loss of ¥1,058 billion in the fiscal year ended March 31, 2009 compared to income of ¥229 billion in the previous fiscal year.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008			2009			2010
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥779	¥25	3.18%	¥1,903	¥12	0.63%	¥176	¥1	0.56%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	7,544	49	0.65	6,988	40	0.57	5,712	10	0.17
Trading account assets	7,389	34	0.46	5,972	37	0.63	6,547	37	0.57
Investments	27,900	282	1.01	26,472	264	1.00	32,349	229	0.71
Loans	57,662	1,020	1.77	59,387	1,019	1.72	57,074	864	1.51

Total interest-earning assets	101,274	1,410	1.39	100,722	1,372	1.36	101,858	1,141	1.12

Deposits	64,296	337	0.52	67,047	287	0.43	66,946	137	0.21
Debentures	3,965	24	0.60	2,755	18	0.64	1,938	12	0.62
Short-term borrowings(1)	19,043	158	0.83	21,299	150	0.71	21,684	48	0.22
Trading account liabilities	4,233	8	0.19	2,442	7	0.27	2,242	10	0.46
Long-term debt	7,548	188	2.48	8,010	178	2.22	9,063	194	2.14

Total interest-bearing liabilities	99,085	715	0.72	101,553	640	0.63	101,873	401	0.39

Net	2,189	695	0.67	(831)	732	0.73	(15)	740	0.73

Foreign:
Interest-bearing deposits in other banks	1,439	53	3.72	942	26	2.76	1,056	8	0.78
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	11,260	535	4.75	8,739	169	1.93	8,412	38	0.45
Trading account assets	4,337	50	1.16	14,180	250	1.76	17,034	167	0.98
Investments	9,840	447	4.54	3,623	103	2.83	3,261	49	1.50
Loans	10,861	615	5.66	10,670	464	4.35	10,206	229	2.25

Total interest-earning assets	37,737	1,700	4.50	38,154	1,012	2.65	39,969	491	1.23

Deposits	9,349	417	4.46	7,250	200	2.75	7,794	58	0.74
Short-term borrowings(1)	15,539	738	4.75	11,871	225	1.89	11,600	34	0.30
Trading account liabilities	3,361	19	0.56	7,357	11	0.16	10,134	21	0.20
Long-term debt	785	23	2.97	889	26	2.92	842	14	1.63

Total interest-bearing liabilities	29,034	1,197	4.12	27,367	462	1.69	30,370	127	0.42

Net	8,703	503	0.38	10,787	550	0.96	9,599	364	0.81

Total:
Total interest-earning assets	139,011	3,110	2.24	138,876	2,384	1.72	141,827	1,632	1.15
Total interest-bearing liabilities	128,119	1,912	1.49	128,920	1,102	0.85	132,243	528	0.40

Net	¥10,892	¥1,198	0.75	¥9,956	¥1,282	0.87	¥9,584	¥1,104	0.75

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Interest and dividend income decreased by ¥752 billion, or 31.5%, from the previous fiscal year to ¥1,632 billion in the fiscal year ended March 31, 2010. Domestic interest and dividend income accounted for ¥1,141 billion of the total amount, a decrease of ¥231 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥491 billion, a decrease of ¥521 billion from the previous fiscal year.

The decrease in domestic interest and dividend income was due mainly to the decrease in interest income from domestic loans. The decrease in interest income from domestic loans was due mainly to the decrease in average yield, reflecting a decline in yen interest rate levels. Changes in average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥222 billion, and changes in average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥9 billion, resulting in the ¥231 billion decrease in domestic interest and dividend income.

The decrease in foreign interest and dividend income was due mainly to decreases in interest from foreign loans and income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. The decreases in interest income from foreign loans and from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions were due mainly to a decrease in average yields, reflecting general declines in U.S. dollar and euro interest rate levels. Changes in average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥515 billion, and changes in average balances of foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥6 billion, resulting in the ¥521 billion decrease in foreign interest and dividend income.

Interest expense decreased by ¥574 billion, or 52.1%, from the previous fiscal year to ¥528 billion in the fiscal year ended March 31, 2010. Domestic interest expense accounted for ¥401 billion of the total amount, a decrease of ¥239 billion from the previous fiscal year, and foreign interest expense accounted for ¥127 billion of the total amount, a decrease of ¥335 billion from the previous fiscal year.

The decrease in domestic interest expense was due mainly to decreases in interest expense on domestic interest-bearing deposits and short-term borrowings. The decreases in interest expense on domestic interest-bearing deposits and short-term borrowings were due mainly to a decrease in the average interest rate, reflecting a decline in yen interest rate levels. The changes in average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥256 billion, and the changes in average balances of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥17 billion, resulting in the ¥239 billion decrease in domestic interest expense.

The decrease in foreign interest expense was due mainly to decreases in interest expense on foreign short-term borrowings and foreign interest-bearing deposits. These decreases were due mainly to the decrease in average interest rates, reflecting general declines in U.S. dollar and euro interest rate levels. The changes in average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥338 billion, and the changes in average balances of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥3 billion, resulting in the ¥335 billion decrease in foreign interest expense.

The decrease of 0.49% in the average yield on loans in the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009 was larger than the decrease of 0.40% in the average rate on interest-bearing deposits over the same period. Taking into account only domestic loans and domestic deposits, the difference between the decrease of 0.21% in the average yield on domestic loans and the decrease of 0.22% in the average rate on domestic interest-bearing deposits was not significant.

As a result of the foregoing, net interest income decreased by ¥178 billion, or 13.9%, from the previous fiscal year to ¥1,104 billion. Average interest rate spread decreased by 0.12% to 0.75%, with the domestic average interest rate spread remaining unchanged due mainly to a comparable decrease in the average interest rate on deposits and the decrease in average yield on loans, both of which reflect declining yen interest rate levels, and foreign average interest rate spread decreasing by 0.15% due mainly to the effect of the decrease in average yield on loans exceeding the effect of the decrease in average interest rate on deposits, both of which reflects declining U.S. dollar and euro interest rate levels.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Interest and dividend income decreased by ¥726 billion, or 23.3%, from the previous fiscal year to ¥2,384 billion in the fiscal year ended March 31, 2009. Domestic interest and dividend income accounted for ¥1,372 billion of the total amount, a decrease of ¥38 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥1,012 billion, a decrease of ¥688 billion from the previous fiscal year.

The decrease in domestic interest and dividend income was due mainly to the decrease in interest and dividend income from domestic investments and interest-bearing deposits in other banks. The decrease in interest and dividend income from domestic investments was due to a decrease in the average balance of domestic investments of ¥1,428 billion, due mainly to the decrease in the balance of equity securities reflecting declines in domestic stock prices and the balance of debt securities as a result of the turmoil in the financial markets. The decrease in interest income from domestic interest-bearing deposits in other banks was due mainly to the decrease in average yield, reflecting a decline in yen interest rate levels. The changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥50 billion, and the changes in average balances of domestic interest-earning assets contributed to an overall increase in interest and dividend income of ¥12 billion, resulting in the ¥38 billion decrease in domestic interest and dividend income.

The decrease in foreign interest and dividend income was due mainly to decreases in interest and dividend income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions and foreign investments, offset in part by an increase in interest income from foreign trading account assets. The decrease in interest income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a decrease in average yields, reflecting general declines in U.S. dollar and euro interest rate levels. The decrease in interest and dividend income from foreign investments and the increase in interest income from foreign trading account assets was due mainly to the reclassification from investments to trading account assets of foreign currency denominated available-for-sale securities that were elected for fair value treatment under ASC 825 as of April 1, 2008. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report. The changes in average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥508 billion, and the changes in average balances of foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥180 billion, resulting in the ¥688 billion decrease in foreign interest and dividend income.

Interest expense decreased by ¥810 billion, or 42.3%, from the previous fiscal year to ¥1,102 billion in the fiscal year ended March 31, 2009. Domestic interest expense accounted for ¥640 billion of the total amount, a decrease of ¥75 billion from the previous fiscal year, and foreign interest expense accounted for ¥462 billion of the total amount, a decrease of ¥735 billion from the previous fiscal year.

The decrease in domestic interest expense was due mainly to a decrease in interest expense on domestic interest-bearing deposits. The decrease in interest expense on domestic interest-bearing deposits was due to a decrease in the average interest rate, reflecting a decline in yen interest rate levels. The changes in average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥102 billion, and the changes in average balances of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥27 billion, resulting in the ¥75 billion decrease in domestic interest expense.

The decrease in foreign interest expense was due mainly to decreases in interest expense on foreign short-term borrowings and foreign interest-bearing deposits. These decreases were due mainly to the decrease in average interest rates, reflecting general declines in U.S. dollar and euro interest rate levels. The changes in average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥519 billion, and the changes in average balances of foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥216 billion, resulting in the ¥735 billion decrease in foreign interest expense.

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

As a result of the foregoing, net interest income increased by ¥84 billion, or 7.0%, from the previous fiscal year to ¥1,282 billion. Average interest rate spread rose by 0.12% to 0.87%, with domestic average interest rate spread rising by 0.06%, due mainly to a decrease in average interest rate on deposits, which more than offset the effect of a decrease in average yield on loans, both of which reflect declining yen interest rate levels, and foreign average interest rate spread rising by 0.58% due mainly to the effect of the decrease in average interest rate on deposits exceeding the effect of the decrease in average yield on loans, both of which reflects declining U.S. dollar and euro interest rate levels.

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Provision for loan losses decreased by ¥345 billion, or 60.8%, from the previous fiscal year to ¥222 billion in the fiscal year ended March 31, 2010. The decrease was due mainly to an improvement in economic conditions and our efforts for appropriate credit management. See “—Financial Condition—Assets—Allowance for Loan Losses—Provision for loan losses.”

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

We had a provision for loan losses of ¥567 billion in the fiscal year ended March 31, 2009 compared to a credit for loan losses of ¥58 billion in the previous fiscal year. The provision for loan losses was due mainly to declines in the financial condition of domestic SMEs and middle-market corporations, the effect of the collapse of Lehman Brothers on our exposures to related entities and the weakening credit status of overseas loans reflecting the global economic downturn, as well as increased estimated loss rates related to normal obligors. See “—Financial Condition—Assets—Allowance for Loan Losses—Provision (credit) for loan losses.”

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions of yen)
Fees and commissions	¥633	¥561	¥586
Fees and commissions from securities-related business	95	57	115
Fees and commissions from remittance business	117	112	105
Fees and commissions from deposits, debentures and lending business	88	110	95
Trust fees	64	56	49
Fees for other customer services	269	226	222
Foreign exchange gains (losses)—net	297	24	(2)
Trading account gains—net	136	122	422
Investment gains (losses)—net	(191)	(462)	67
Investment losses related to bonds	(314)	(178)	(2)
Investment gains (losses) related to equity securities	121	(282)	55
Others	2	(2)	14
Gains on disposal of premises and equipment	37	23	28
Other noninterest income	183	184	230

Total noninterest income	¥1,095	¥452	¥1,331

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Noninterest income increased by ¥879 billion from the previous fiscal year to ¥1,331 billion in the fiscal year ended March 31, 2010. The increase was due mainly to gains in investment gains (losses)—net of ¥67 billion in the fiscal year ended March 31, 2010 compared to losses in investment gains (losses)—net of ¥462 billion in the previous fiscal year and an increase in trading account gains—net of ¥300 billion.

Fees and commissions

Fees and commissions income increased by ¥25 billion, or 4.5%, from the previous fiscal year to ¥586 billion in the fiscal year ended March 31, 2010. The increase was due mainly to an increase of ¥58 billion in fees and commissions from securities-related business, offset in part by a decrease of ¥15 billion in fees and commissions from deposits, debentures and lending business. The increase in fees and commissions from securities-related business was due mainly to an increase in fees of our securities subsidiaries as a result of a positive change in market conditions.

Foreign exchange gains (losses)—net

Foreign exchange gains (losses)—net was a loss of ¥2 billion in the fiscal year ended March 31, 2010 compared to a gain of ¥24 billion in the previous fiscal year. The change was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2010.

Trading account gains—net

Trading account gains—net increased by ¥300 billion from the previous fiscal year to ¥422 billion in the fiscal year ended March 31, 2010. The increase was due mainly to the gains earned by consolidated VIEs, such as stock investment trusts, as a result of a positive change in market conditions, an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains (losses)—net was a gain of ¥67 billion in the fiscal year ended March 31, 2010 compared to a loss of ¥462 billion in the previous fiscal year. The change was due mainly to investment gains related to equity securities of ¥55 billion recorded in the fiscal year ended March 31, 2010 compared to investment losses related to equity securities of ¥282 billion in the previous fiscal year as well as a decrease of ¥176 billion in investment losses related to bonds compared to the previous fiscal year. The change in investment gains (losses) related to equity securities between the fiscal year ended March 31, 2009 and the fiscal year ended March 31, 2010 was due mainly to a decrease in impairment losses on equity securities as a result of a recovery of the stock markets. The decrease in investment losses related to bonds in the fiscal year ended March 31, 2010 was due mainly to the absence of impairment losses on Japanese government bonds as we adopted ASC 320 which amends the other-than-temporary impairment model for debt securities. For further information, see notes 2 and 5 to our consolidated financial statements included elsewhere in this report.

Gains on disposal of premises and equipment

Gains on disposal of premises and equipment increased by ¥5 billion, or 21.7%, from the previous fiscal year to ¥28 billion in the fiscal year ended March 31, 2010 due mainly to increased gains on the sale of real estate.

Other noninterest income

Other noninterest income increased by ¥46 billion, or 25.0%, from the previous fiscal year to ¥230 billion in the fiscal year ended March 31, 2010. The increase was due mainly to a gain relating to the merger of Mizuho Securities and Shinko Securities.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Noninterest income decreased by ¥643 billion, or 58.7%, from the previous fiscal year to ¥452 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to a decrease in foreign exchange gains—net of ¥273 billion, an increase in investment losses—net of ¥271 billion and a decrease in fees and commissions of ¥72 billion.

Fees and commissions

Fees and commissions income decreased by ¥72 billion, or 11.5%, from the previous fiscal year to ¥561 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to a decrease of ¥43 billion in fees for other customer services and a decrease of ¥38 billion in fees and commissions from securities-related business, offset in part by an increase of ¥22 billion in fees and commissions from deposits, debentures and lending business. The decrease in fees for other customer services was due mainly to a decrease in trust business-related fees other than those included in trust fees such as brokerage fees related to real estate transactions and other fees and commissions such as sales agency fees related to insurance products including individual annuities. The decrease in fees and commissions from securities-related business was due mainly to decreases in underwriting commissions related to private offerings of debt securities and sales commissions related to investment trusts which were negatively impacted by adverse market conditions, including declines in domestic stock markets. The increase in fees and commissions from deposits, debentures and lending business was due mainly to recognition of deferred fees in connection with the loans reclassified from the held-for-sale account during this fiscal year and an increase in fee income associated with domestic syndicated loans reflecting the increased funding needs of domestic corporate customers.

Foreign exchange gains (losses)—net

Foreign exchange gains—net decreased by ¥273 billion, or 92.0%, from the previous fiscal year to ¥24 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to translation gains with respect to foreign currency denominated liabilities in the fiscal year ended March 31, 2008 that were funded and incurred to offset foreign exchange risk related to foreign currency denominated available-for-sale securities. In the fiscal year ended March 31, 2009, the translation gains with respect to foreign currency denominated liabilities were offset by translation losses on foreign currency denominated available-for-sale securities as a result of the reclassification of foreign currency denominated available-for-sale securities from investments to trading account assets following the adoption of the fair value option under ASC 825 as of April 1, 2008. In the previous fiscal year, the translation losses on foreign currency denominated available-for-sale securities were recorded in other comprehensive income. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report.

Trading account gains—net

Trading account gains—net decreased by ¥14 billion, or 10.3%, from the previous fiscal year to ¥122 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to the decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and the losses incurred by consolidated VIEs, such as stock investment trusts, due mainly to declines in the stock markets. Trading account gains—net also include losses related to changes in the fair value of foreign currency denominated available-for-sale securities that were elected for fair value treatment under ASC 825 as of April 1, 2008. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report. The increase in these losses was offset in part by the decrease in the trading losses on securitization products incurred by Mizuho Securities, including overseas subsidiaries, in connection with the dislocation in the global financial markets. See “—Overview—Impact of the Dislocation in the Global Financial Markets.”

Investment losses—net

Investment losses—net increased by ¥271 billion from the previous fiscal year to ¥462 billion in the fiscal year ended March 31, 2009. The increase was due mainly to investment losses related to equity securities of ¥282 billion in the fiscal year ended March 31, 2009, compared to investment gains related to equity securities of ¥121 billion in the previous fiscal year, offset in part by a decrease in investment losses related to bonds of ¥136 billion from the previous fiscal year to ¥178 billion in the fiscal year ended March 31, 2009. The investment losses related to equity securities in the fiscal year ended March 31, 2009 were due mainly to an increase in impairment losses on and a decrease in gains on sales of equity securities reflecting declines in domestic and overseas stock markets. The decrease in investment losses related to bonds was due mainly to reclassification of investment losses related to foreign currency denominated available-for-sale securities from investments gains (losses) to trading account gains (losses) following the adoption of the fair value option under ASC 825 as of April 1, 2008. Investment losses related to bonds for both fiscal years also include the losses on sales of, and impairment losses on various types of, securitization products due to the impact of the dislocation in the global financial markets. See “—Overview—Impact of the Dislocation in the Global Financial Markets.”

Gains on disposal of premises and equipment

Gains on disposal of premises and equipment decreased by ¥14 billion, or 37.1%, from the previous fiscal year to ¥23 billion in the fiscal year ended March 31, 2009 due mainly to decreased gains on the sale of real estate.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions of yen)
Salaries and employee benefits	¥436	¥496	¥592
General and administrative expenses	508	499	497
Impairment of goodwill	50	—	—
Occupancy expenses	197	178	172
Fees and commission expenses	111	106	92
Provision (credit) for losses on off-balance-sheet instruments	5	84	(24)
Other noninterest expenses	197	162	197

Total noninterest expenses	¥1,504	¥1,525	¥1,526

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Noninterest expenses increased by ¥1 billion, or 0.1%, from the previous fiscal year to ¥1,526 billion in the fiscal year ended March 31, 2010.

Salaries and employee benefits

Salaries and employee benefits increased by ¥96 billion, or 19.4%, from the previous fiscal year to ¥592 billion in the fiscal year ended March 31, 2010 due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal period, and the amortization of net actuarial loss, which primarily reflects past declines in the value of plan assets. Additional information regarding pension and other employee benefit plans is included in note 22 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses decreased by ¥2 billion, or 0.4%, from the previous fiscal year to ¥497 billion in the fiscal year ended March 31, 2010. The decrease was due mainly to our efforts to enhance our cost efficiency through detailed reviews.

Occupancy expenses

Occupancy expenses decreased by ¥6 billion, or 3.4%, from the previous fiscal year to ¥172 billion in the fiscal year ended March 31, 2010. The decrease was due mainly to a decrease in depreciation expenses of tangible fixed assets and a decrease in losses on disposal of premises and equipment.

Provision (credit) for losses on off-balance-sheet instruments

Provision (credit) for losses on off-balance-sheet instruments was a credit of ¥24 billion in the fiscal year ended March 31, 2010 compared to a provision of ¥84 billion in the previous fiscal year. The change was due mainly to a decrease in allowance for losses on off-balance-sheet transactions primarily as a result of the decrease in the balance of guarantees to overseas obligors.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Noninterest expenses increased by ¥21 billion, or 1.4%, from the previous fiscal year to ¥1,525 billion in the fiscal year ended March 31, 2009. The increase was due mainly to an increase in provision for losses on off-balance-sheet instruments of ¥79 billion and an increase in salaries and employee benefits of ¥60 billion, offset in part by a decrease in impairment of goodwill of ¥50 billion and a decrease in other noninterest expenses of ¥35 billion.

Salaries and employee benefits

Salaries and employee benefits increased by ¥60 billion, or 13.7%, from the previous fiscal year to ¥496 billion in the fiscal year ended March 31, 2009 due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, from ¥95 billion in the previous fiscal year to ¥52 billion in the fiscal year ended March 31, 2009, and the amortization of net actuarial loss of ¥6 billion in the fiscal year ended March 31, 2009 compared to the amortization of net actuarial gain of ¥6 billion in the previous fiscal year. Additional information regarding pension and other employee benefit plans is included in note 22 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses decreased by ¥9 billion, or 1.8%, from the previous fiscal year to ¥499 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to our efforts to enhance our cost efficiency through detailed reviews while we allocated our management resources to focused areas, such as further enhancement to our infrastructure to promote our domestic consulting activities with individuals.

Impairment of goodwill

We did not record impairment of goodwill in the fiscal year ended March 31, 2009. Impairment of goodwill of ¥50 billion was incurred in the fiscal year ended March 31, 2008 due to the carrying amount of Mizuho Investors Securities and Mizuho Securities, each a subsidiary of ours, exceeding their fair value as a result of a decrease in the market price of common stock of Mizuho Investors Securities and decreased future cash flows estimation of Mizuho Securities. Additional information regarding the impairment of goodwill is included in note 9 to our consolidated financial statements included elsewhere in this annual report.

Occupancy expenses

Occupancy expenses decreased by ¥19 billion, or 9.7%, from the previous fiscal year to ¥178 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to an increase in depreciation expenses in the fiscal year ended March 31, 2008 as a result of a change in the declining-balance method for depreciating premises and equipment, along with a reduction of the estimated salvage values of the relevant assets.

Provision (credit) for losses on off-balance-sheet instruments

Provision for losses on off-balance-sheet instruments increased by ¥79 billion from the previous fiscal year to ¥84 billion in the fiscal year ended March 31, 2009. The increase was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors reflecting declines in their financial condition.

Other noninterest expenses

Other noninterest expenses decreased by ¥35 billion, or 17.1%, from the previous fiscal year to ¥162 billion in the fiscal year ended March 31, 2009. The decrease was due mainly to the decrease in valuation losses related to loans held for sale mainly in connection with overseas leveraged buyout financings from ¥60 billion in the previous fiscal year to ¥38 billion in the fiscal year ended March 31, 2009 as a result of the decrease in the outstanding balance of loans held for sale which remained unsold due to the impact of the dislocation in the global financial markets.

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions of yen)
Current:
Domestic	¥10	¥10	¥11
Foreign	35	41	6

Total current tax expense	45	51	17
Deferred:
Domestic	626	710	(378)
Foreign	1	1	1

Total deferred tax expense (benefit)	627	711	(377)

Total income tax expense (benefit)	¥672	¥762	¥(360)

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Income tax expense (benefit) was a benefit of ¥360 billion in the fiscal year ended March 31, 2010 compared to an expense of ¥762 billion in the previous fiscal year. Current income tax expense in the fiscal year ended March 31, 2010 decreased by ¥34 billion to ¥17 billion from the previous fiscal year.

Deferred income tax expense (benefit) was a benefit of ¥377 billion in the fiscal year ended March 31, 2010 compared to an expense of ¥711 billion in the previous fiscal year. The benefit was the result of an increase in deferred tax assets, net of valuation allowance, reflecting primarily changes in our estimation of future taxable income as a result of the increase in net unrealized gains on available-for-sale securities reflecting primarily the rise in domestic stock markets.

Gross deferred tax assets decreased by ¥833 billion in the fiscal year ended March 31, 2010 due mainly to a decrease of net operating loss carryforwards resulting from its expiration.

Valuation allowance decreased by ¥1,175 billion in the fiscal year ended March 31, 2010 due mainly to recuperated realizability of future tax benefits based on a recovery of domestic stock markets and an upward revision to our estimation of future taxable income in light of the results of operations of the fiscal year ended March 31, 2010. As a result, deferred tax assets, net of valuation allowance increased by ¥342 billion from the end of the previous fiscal year to ¥1,487 billion at March 31, 2010.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Income tax expense increased by ¥90 billion from the previous fiscal year to ¥762 billion in the fiscal year ended March 31, 2009. Current income tax expense in the fiscal year ended March 31, 2009 increased by ¥6 billion to ¥51 billion from the previous fiscal year.

Deferred income tax expense increased by ¥84 billion from the previous fiscal year to ¥711 billion in the fiscal year ended March 31, 2009 due mainly to the declining realizability of future tax benefits based on a decrease in expected future taxable income resulting from declines in domestic stock markets.

Gross deferred tax assets increased by ¥663 billion in the fiscal year ended March 31, 2009 due mainly to an increase in investments, resulting from an increase in impairment losses on equity securities reflecting declines in domestic and overseas stock markets, and an increase in net operating loss carryforwards, resulting from the losses incurred in the fiscal year.

Valuation allowance increased by ¥1,328 billion in the fiscal year ended March 31, 2009 due mainly to deteriorated realizability of future tax benefits based on declines in domestic stock markets and a downward revision to our estimation of future taxable income in light of the results of operations of the fiscal year ended March 31, 2009. As a result, deferred tax assets, net of valuation allowance decreased by ¥665 billion from the end of the previous fiscal year to ¥1,145 billion at March 31, 2009.

The following table shows components of deferred tax assets as of March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions of yen)
Deferred tax assets:
Investments	¥1,176	¥1,266	¥1,155
Allowance for loan losses	334	495	487
Trading account assets	—	86	75
Prepaid pension cost and accrued pension liabilities	—	123	41
Financial Stabilization Funds	26	21	17
Premises and equipment	38	27	15
Undistributed earning of subsidiaries	—	15	5
Derivative financial instruments	9	—	—
Net operating loss carryforwards	2,403	2,559	1,996
Other	275	332	300

Gross deferred tax assets	4,261	4,924	4,091

Valuation allowance	(2,451)	(3,779)	(2,604)

Deferred tax assets, net of valuation allowance	1,810	1,145	1,487
Deferred tax liabilities:
Available-for-sale securities	784	283	551
Derivative financial instruments	—	27	43
Undistributed earnings of subsidiaries	5	—	—
Prepaid pension cost and accrued pension liabilities	3	—	—
Other	106	51	79

Gross deferred tax liabilities	898	361	673

Net deferred tax assets	¥912	¥784	¥814

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net income (loss) attributable to noncontrolling interests was income of ¥47 billion in the fiscal year ended March 31, 2010 compared to a loss of ¥62 billion in the fiscal year ended March 31, 2009. This change was due mainly to the allocation of income earned by a principal banking subsidiary in the fiscal year ended March 31, 2010 which recorded a loss in the fiscal year ended March 31, 2009.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net loss attributable to noncontrolling interests increased by ¥8 billion to ¥62 billion in the fiscal year ended March 31, 2009 due mainly to an increase in the allocation to minority shareholders of the losses incurred by several of our consolidated subsidiaries as a result of the impact of the rapid deterioration of macroeconomic conditions in and out of Japan with the global recession.

Net Income (Loss) Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

As a result of the foregoing, net income (loss) attributable to MHFG shareholders was income of ¥1,000 billion in the fiscal year ended March 31, 2010 compared to a loss of ¥1,058 billion in the previous fiscal year.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

As a result of the foregoing, net income (loss) attributable to MHFG shareholders was a loss of ¥1,058 billion in the fiscal year ended March 31, 2009 compared to income of ¥229 billion in the previous fiscal year.

Business Segments Analysis

The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” following internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 31 to our consolidated financial statements included elsewhere in this annual report.

We manage our business portfolio through three Global Groups: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. We divide the businesses of each of Mizuho Corporate Bank and Mizuho Bank into three reportable segments based on customer characteristics and functions. Reportable segments of Mizuho Corporate Bank are: domestic banking; international banking; and trading and others. Reportable segments of Mizuho Bank are: retail banking; corporate banking; and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

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

Trading and others

This segment supports the domestic corporate banking and international banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

Mizuho Securities is the securities arm of the Global Corporate Group. After the merger with the former Shinko Securities consummated on May 7, 2009, the new Mizuho Securities has been pursuing merger synergies, with the combination of the former Mizuho Securities’ wholesale business expertise and global investment banking business platform and the former Shinko Securities’ nationwide customer base and full-service securities company network, its strong distribution capabilities in the middle and retail markets as well as its strong track record in Japanese initial public offerings.

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

The Global Retail Group

Mizuho Bank

Mizuho Bank is the main operating company of the Global Retail Group. Mizuho Bank provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branches and ATM network.

Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Mizuho Bank’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

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

The information below for reportable segments for the fiscal years ended March 31, 2008, 2009 and 2010 is derived from our internal management reporting system.

Others

This segment includes companies other than Mizuho Trust & Banking that are a part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, Trust & Custody Services Bank, Mizuho Asset Management and DIAM, which is an equity-method affiliate. They offer products and services related to private banking, trust and custody, and asset management. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer non-banking services, including research and consulting services, through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments is derived from our internal management reporting system.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2010 were ¥1,996.6 billion, an increase of ¥189.6 billion compared to the fiscal year ended March 31, 2009. Consolidated general and administrative expenses (excluding non-recurring expenses) for the fiscal year ended March 31, 2010 were ¥1,213.2 billion, an increase of ¥89.6 billion compared to the fiscal year ended March 31, 2009. Consolidated net business profits for the fiscal year ended March 31, 2010 were ¥702.6 billion, an increase of ¥80.0 billion compared to the fiscal year ended March 31, 2009.

Global Corporate Group Financial Results

The following tables show gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the fiscal years ended March 31, 2008, 2009 and 2010:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2008:
Gross profits:
Net interest income (expenses)	¥180.5	¥73.4	¥39.7	¥293.6	¥(5.6)	¥80.8	¥368.8
Net noninterest income (expenses)	106.0	68.0	138.8	312.8	41.7	(339.1)	15.4
Total	286.5	141.4	178.5	606.4	36.1	(258.3)	384.2
General and administrative expenses	85.5	67.1	83.6	236.2	66.4	91.4	394.0
Others	—	—	—	—	—	(48.3)	(48.3)

Net business profits (losses)	¥201.0	¥74.3	¥94.9	¥370.2	¥(30.3)	¥(398.0)	¥(58.1)

Fiscal year ended March 31, 2009:
Gross profits:
Net interest income (expenses)	¥172.7	¥90.1	¥53.7	¥316.5	¥(9.7)	¥74.5	¥381.3
Net noninterest income	102.5	40.4	68.8	211.7	78.0	53.5	343.2
Total	275.2	130.5	122.5	528.2	68.3	128.0	724.5
General and administrative expenses	92.0	66.0	88.9	246.9	59.5	75.0	381.4
Others	—	—	—	—	—	(35.4)	(35.4)

Net business profits	¥183.2	¥64.5	¥33.6	¥281.3	¥8.8	¥17.6	¥307.7

Fiscal year ended March 31, 2010:
Gross profits:
Net interest income (expenses)	¥175.0	¥85.8	¥184.0	¥444.8	¥(10.7)	¥36.5	¥470.6
Net noninterest income	110.7	31.7	55.1	197.5	188.5	63.9	449.9
Total	285.7	117.5	239.1	642.3	177.8	100.4	920.5
General and administrative expenses	97.5	54.4	95.0	246.9	153.4	77.8	478.1
Others	—	—	—	—	—	(11.8)	(11.8)

Net business profits	¥188.2	¥63.1	¥144.1	¥395.4	¥24.4	¥10.8	¥430.6

Fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2010 were ¥642.3 billion, an increase of ¥114.1 billion, or 21.6%, compared to the fiscal year ended March 31, 2009. This increase was due to an increase in gross profits from trading and others of ¥116.6 billion (including an increase of approximately ¥61 billion (which is eliminated upon consolidation) due to the effect of, based on the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies, Mizuho Financial Group, instead of Mizuho Corporate Bank, providing funds for the dividend payments made on such preferred debt securities specifically during the fiscal year ended March 31, 2010) as a result of an absence of losses on credit investments, such as equity investment trusts, we recorded in the fiscal year ended March 31, 2009 and robust profits from flexible and timely asset-and-liability management operations, and an increase in gross profits from domestic operations of ¥10.5 billion due primarily to an increase in non-interest income due to absence of impairment losses related to alternative investments recorded in the previous year and an increase in interest income as a result of a widening of the domestic average loan interest rate spread. This increase was offset in part by a decrease of ¥13.0 billion in gross profits from international operations, due mainly to a decrease in non-interest income reflecting increased valuation losses from credit default swaps related to credit investments in Europe and a decrease in interest income reflecting a decline in total loan balance.

General and administrative expenses of Mizuho Corporate Bank for the fiscal year ended March 31, 2010 were ¥246.9 billion, which was unchanged from the fiscal year ended March 31, 2009, due mainly to the effect of the appreciation of the Japanese yen in addition to our group-wide cost reduction efforts offset in part by an increase in expenses related to employee retirement benefits.

As a result, net business profits of Mizuho Corporate Bank for the fiscal year ended March 31, 2010 were ¥395.4 billion, an increase of ¥114.1 billion, or 40.6%, compared to the fiscal year ended March 31, 2009.

Net business profits of Mizuho Securities for the fiscal year ended March 31, 2010 were ¥24.4 billion, an increase of ¥15.6 billion compared to the fiscal year ended March 31, 2009 due mainly to an increase in commission and fee income and improved trading profits, including the effects of the merger between the former Shinko Securities and the former Mizuho Securities on May 7, 2009.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the fiscal year ended March 31, 2010 increased by ¥122.9 billion, or 39.9%, compared to the fiscal year ended March 31, 2009 to ¥430.6 billion.

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

Mizuho Securities recorded net business profits of ¥8.8 billion compared to net business losses of ¥30.3 billion due mainly to the increase in bond trading profits and the effects of its business reform program that decreased general and administrative expenses offset in part by a decrease in stock and corporate bond commissions as a result of sluggish market environment.

Net business profits for “others” were ¥17.6 billion compared to net business losses of ¥398.0 billion in the previous fiscal year due mainly to the losses incurred in the CDO business in the previous fiscal year by an overseas subsidiary of Mizuho Securities.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the fiscal year ended March 31, 2009 were ¥307.7 billion compared to net business losses of ¥58.1 billion in the previous fiscal year.

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the fiscal years ended March 31, 2008, 2009 and 2010:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2008:
Gross profits:
Net interest income (expenses)	¥311.0	¥328.9	¥(33.0)	¥606.9	¥0.7	¥46.8	¥654.4
Net noninterest income (expenses)	42.7	174.5	118.7	335.9	52.3	(2.8)	385.4
Total	353.7	503.4	85.7	942.8	53.0	44.0	1,039.8
General and administrative expenses	214.8	229.3	93.1	537.2	45.2	(1.6)	580.8
Others	—	—	—	—	—	(14.7)	(14.7)

Net business profits (losses)	¥138.9	¥274.1	¥(7.4)	¥405.6	¥7.8	¥30.9	¥444.3

Fiscal year ended March 31, 2009:
Gross profits:
Net interest income (expenses)	¥327.3	¥297.9	¥(21.5)	¥603.7	¥0.4	¥44.0	¥648.1
Net noninterest income (expenses)	25.2	144.4	54.4	224.0	30.9	(2.7)	252.2
Total	352.5	442.3	32.9	827.7	31.3	41.3	900.3
General and administrative expenses	235.7	234.2	101.2	571.1	44.0	0.8	615.9
Others	—	—	—	—	—	(13.8)	(13.8)

Net business profits (losses)	¥116.8	¥208.1	¥(68.3)	¥256.6	¥(12.7)	¥26.7	¥270.6

Fiscal year ended March 31, 2010(1):
Gross profits:
Net interest income	¥263.5	¥266.4	¥83.0	¥612.9	¥0.4	¥28.3	¥641.6
Net noninterest income	25.0	126.5	54.4	205.9	47.2	5.7	258.8
Total	288.5	392.9	137.4	818.8	47.6	34.0	900.4
General and administrative expenses	245.8	228.9	95.7	570.4	40.0	7.3	617.7
Others	—	—	—	—	—	(2.0)	(2.0)

Net business profits	¥42.7	¥164.0	¥41.7	¥248.4	¥7.6	¥24.7	¥280.7

Note:

(1)	We changed our managerial accounting rules in a manner that changed the breakdown of Mizuho Bank figures due to a change in internal transfer rates for funding beginning the fiscal year ending March 31, 2010. The above table shows figures reflecting such change. The change does not affect the Mizuho Bank subtotals. The Mizuho Bank breakdown figures prior to such change are as follows:

	Mizuho Bank
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2010:
Gross profits:
Net interest income	¥297.7	¥272.7	¥42.5	¥612.9
Net noninterest income	25.0	126.5	54.4	205.9
Total	322.7	399.2	96.9	818.8
General and administrative expenses	232.6	237.5	100.3	570.4
Others	—	—	—	—

Net business profits (losses)	¥90.1	¥161.7	¥(3.4)	¥248.4

Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009

Gross profits for Mizuho Bank for the fiscal year ended March 31, 2010 decreased by ¥8.9 billion, or 1.1%, from the fiscal year ended March 31, 2009 to ¥818.8 billion. The decrease was due mainly to a decrease in gross profits of ¥64.0 billion from retail banking, reflecting a decrease in loan interest income and deposit income and income from sales of individual annuities, offset in part by an increase in sales of investment trusts. Gross profits from corporate banking also decreased by ¥49.4 billion, reflecting a decrease in loan interest income and deposit income as well as a decrease in non-interest income such as from our solutions business and foreign exchange business such as currency options. These decreases were offset in part by an increase in gross profits of ¥104.5 billion from trading and others (including an increase of approximately ¥17 billion (which is eliminated upon consolidation) due to the effect of, based on the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies, Mizuho Financial Group, instead of Mizuho Bank, providing funds for the dividend payments made on such preferred debt securities specifically during the fiscal year ended March 31, 2010) as a result of robust profits from flexible and timely asset-and-liability management operations mainly in Japanese yen in response to interest rate movements.

General and administrative expenses for Mizuho Bank decreased by ¥0.7 billion, or 0.1%, compared to the fiscal year ended March 31, 2009 to ¥570.4 billion due mainly to our group-wide cost reduction efforts offset in part by an increase in expenses related to employee retirement benefits.

As a result, net business profits of Mizuho Bank for the fiscal year ended March 31, 2010 were ¥248.4 billion, a decrease of ¥8.2 billion, or 3.2%, compared to the fiscal year ended March 31, 2009.

Mizuho Investors Securities recorded net business profits of ¥7.6 billion for the fiscal year ended March 31, 2010, compared to net business losses of ¥12.7 billion for the fiscal year ended March 31, 2009, due mainly to an increase in commission income such as equity-related income and sales of investment trust and an increase in trading income with the absence of the negative impact of the global financial crisis incurred in the previous fiscal year and a decrease in general and administrative expenses through cost-cutting efforts.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the fiscal year ended March 31, 2010 increased by ¥10.1 billion, or 3.7%, compared to the fiscal year ended March 31, 2009 to ¥280.7 billion.

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

Mizuho Investors Securities incurred net business losses of ¥12.7 billion compared to net business profits of ¥7.8 billion in the previous fiscal year due mainly to a decrease in commission income from its stock brokerage business as a result of weak domestic stock markets, sluggish foreign bond sales and write-downs of yen-denominated samurai bonds issued by Lehman Brothers.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the fiscal year ended March 31, 2009 decreased by ¥173.7 billion, or 39.1%, from the previous fiscal year to ¥270.6 billion.

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the fiscal years ended March 31, 2008, 2009 and 2010:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Fiscal year ended March 31, 2008:
Gross profits:
Net interest income	¥53.5	¥1.9	¥55.4
Net noninterest income	119.2	56.5	175.7
Total	172.7	58.4	231.1
General and administrative expenses	86.8	40.8	127.6
Others	—	(1.5)	(1.5)

Net business profits	¥85.9	¥16.1	¥102.0

Fiscal year ended March 31, 2009:
Gross profits:
Net interest income	¥48.6	¥1.2	¥49.8
Net noninterest income	81.5	45.6	127.1
Total	130.1	46.8	176.9
General and administrative expenses	91.3	40.7	132.0
Others	—	(3.2)	(3.2)

Net business profits	¥38.8	¥2.9	¥41.7

Fiscal year ended March 31, 2010:
Gross profits:
Net interest income	¥44.9	¥1.3	¥46.2
Net noninterest income	87.1	43.4	130.5
Total	132.0	44.7	176.7
General and administrative expenses	89.9	38.6	128.5
Others	—	(2.8)	(2.8)

Net business profits	¥42.1	¥3.3	¥45.4

Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009

Gross profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2010 increased by ¥1.9 billion, or 1.5%, from the fiscal year ended March 31, 2009 to ¥132.0 billion. The increase was due mainly to an increase in noninterest income, including a significant increase in a portion of income from the treasury business.

General and administrative expenses for Mizuho Trust & Banking decreased by ¥1.4 billion, or 1.5%, compared to the fiscal year ended March 31, 2009 to ¥89.9 billion due mainly to our group-wide cost reduction efforts offset in part by an increase in expenses related to employee retirement benefits.

As a result mainly of the foregoing, net business profits for the Global Asset & Wealth Management Group for the fiscal year ended March 31, 2010 increased by ¥3.7 billion, or 8.9%, compared to the fiscal year ended March 31, 2009 to ¥45.4 billion.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2008:
Total revenue(1)	¥3,015	¥833	¥93	¥264	¥4,205
Total expenses(2)	1,902	709	580	167	3,358

Income before income tax expense	¥1,113	¥124	¥(487)	¥97	¥847

Net income (loss)	¥477	¥104	¥(491)	¥85	¥175

Total assets at end of fiscal year	¥115,715	¥19,026	¥11,490	¥5,087	¥151,318

Fiscal year ended March 31, 2009:
Total revenue(1)	¥1,867	¥424	¥347	¥198	¥2,836
Total expenses(2)	2,424	263	364	143	3,194

Income before income tax expense	¥(557)	¥161	¥(17)	¥55	¥(358)

Net income (loss)	¥(1,277)	¥131	¥(20)	¥46	¥(1,120)

Total assets at end of fiscal year	¥115,589	¥24,995	¥9,816	¥4,683	¥155,083

Fiscal year ended March 31, 2010:
Total revenue(1)	¥2,324	¥284	¥230	¥125	¥2,963
Total expenses(2)	1,907	134	163	72	2,276

Income before income tax expense	¥417	¥150	¥67	¥53	¥687

Net income	¥784	¥149	¥66	¥48	¥1,047

Total assets at end of fiscal year	¥121,556	¥21,951	¥10,179	¥4,665	¥158,351

Notes:

(1)	Total revenue is comprised of interest and dividend income and noninterest income.
(2)	Total expenses are comprised of interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

In the fiscal year ended March 31, 2010, 74.9% of our net income was derived from Japan, 14.3% from the Americas, 6.3% from Europe and 4.5% from Asia/Oceania, excluding Japan, and others. At March 31, 2010, 76.8% of total assets were allocated to Japan, 13.9% to the Americas, 6.4% to Europe and 2.9% to Asia/Oceania, excluding Japan, and others.

Total revenue in Japan increased by ¥457 billion from the previous fiscal year due primarily to the change from investment losses—net to investment gains—net, as a result of a decrease in impairment losses on equity securities reflecting a recovery of the domestic stock markets, and absence of impairment losses on Japanese government bonds as we adopted ASC 320 which amends the other-than-temporary impairment model for debt securities. Total expenses decreased by ¥517 billion due to a decrease in provision for loan losses, reflecting an improvement in Japanese economic conditions, and a decrease in interest expense on domestic interest-bearing deposits, reflecting a decline in yen interest rate levels. In addition, we had an income tax benefit of ¥367 billion in Japan in the fiscal year ended March 31, 2010 compared to an income tax expense of ¥720 billion in the previous fiscal year. The tax benefit was due mainly to an increase in deferred tax assets, net of valuation allowance, reflecting primarily changes in our estimation of future taxable income as a result of the increase in net unrealized gains on available-for-sale securities, reflecting primarily the rise in domestic stock markets. As a result, net income in Japan increased by ¥2,061 billion. Total assets in Japan increased by ¥5,967 billion due primarily to increases in investments, especially Japanese government bonds, and trading account assets, offset in part by a decrease in loans.

In the Americas, total revenue decreased by ¥140 billion due primarily to a decrease in interest income from receivables under resale agreements, investments and loans, reflecting general declines in U.S. dollar interest rate levels, offset in part by the change from trading account losses—net to trading account gains—net. Total expenses decreased by ¥129 billion due primarily to a decrease in interest expenses from receivables under resale agreements reflecting general declines in U.S. dollar interest rate levels. As a result, net income in the Americas increased by ¥18 billion. Total assets in the Americas decreased by ¥3,044 billion due primarily to a decrease in trading account assets, consisting mainly of those regarding derivative contracts and the effect of the depreciation of U.S. dollars against the Japanese yen.

In Europe, total revenue decreased by ¥117 billion due primarily to a decrease in interest income from loans, investments and receivables under resale agreements, reflecting general declines in euro interest rate levels, offset in part by a decrease in trading account losses—net. Total expenses decreased by ¥201 billion due primarily to decreases in interest expense on interest-bearing deposits and interest expense from receivables under resale agreements, reflecting general declines in euro interest rate levels. As a result, net income in Europe increased by ¥86 billion. Total assets in Europe increased by ¥363 billion due primarily to increases in investments and receivables under resale agreements, partially offset by decreases in trading account assets and loans and the effect of the depreciation of the euro against the Japanese yen.

In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥73 billion due primarily to a decrease in loan interest income. Total expenses decreased by ¥71 billion due primarily to decreases in interest expenses and provision for loan losses. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥2 billion. Total assets in Asia/Oceania excluding Japan, and others decreased by ¥18 billion due primarily to decreases in trading account assets and loans, partially offset by an increase in investments.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

In the fiscal year ended March 31, 2009, we recorded a net loss in Japan and Europe. Among the geographical regions in which we recorded net income, 73.9% of the net income was derived from the Americas and 26.1% from Asia/Oceania, excluding Japan, and others. At March 31, 2009, 74.5% of total assets were allocated to Japan, 16.1% to the Americas, 6.3% to Europe and 3.1% to Asia/Oceania, excluding Japan, and others.

Total revenue in Japan decreased by ¥1,148 billion from the previous fiscal year due primarily to an increase in investment losses—net, as a result of an increase in impairment losses on, and a decrease in gains on sales of, equity securities reflecting declines in domestic stock markets, and a decrease in foreign exchange gains as a result of translation gains with respect to foreign currency denominated liabilities that were funded and incurred to offset foreign exchange risk related to foreign currency denominated available-for-sale securities in the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, the translation gains with respect to foreign currency denominated liabilities were offset by translation losses on foreign currency denominated available-for-sale securities as a result of the reclassification of foreign currency denominated available-for-sale securities from investments to trading account assets following the adoption of the fair value option under ASC 825 as of April 1, 2008. In the previous fiscal year, the translation losses on foreign currency denominated available-for-sale securities were recorded in other comprehensive income. Total expenses increased by ¥522 billion due to an increase in provision for loan losses, reflecting the effects of the rapid deterioration of macroeconomic conditions in Japan as a result of the global recession, worsening business environment and economic condition surrounding domestic companies, and abrupt bankruptcies of real estate companies. As a result, net income in Japan decreased by ¥1,754 billion. Total assets in Japan decreased by ¥126 billion due primarily to decreases in receivables under securities borrowing transactions and trading account assets, offset in part by an increase in loans as corporate borrowing increased during the financial market turmoil.

In the Americas, total revenue decreased by ¥409 billion due primarily to a decrease in interest income as a result of decreases in average yields reflecting general declines in U.S. dollar interest rate levels, offset in part by a decrease in investment losses—net, as the impairment losses on various types of securitization products due to the impact of the dislocation in the global financial markets significantly decreased compared to the previous fiscal year. Total expenses decreased by ¥446 billion due primarily to a decrease in interest expenses reflecting general declines in U.S. dollar interest rate levels. As a result, net income in the Americas increased by ¥27 billion. Total assets in the Americas increased by ¥5,969 billion due primarily to an increase in trading account assets, consisting mainly of those regarding derivative contracts, offset in part by a decrease in investments due primarily to the reclassification to trading account assets as a result of the adoption of the fair value option under ASC 825.

In Europe, total revenue increased by ¥254 billion due primarily to the decrease in losses incurred in the trading account and investments during the previous fiscal year affected by the impact of the dislocation in the global financial markets, offset in part by a decrease in interest income as a result of decreases in average yields reflecting general declines in euro interest rate levels. Total expenses decreased by ¥216 billion due primarily to a decrease in interest expenses reflecting general declines in euro interest rate levels. As a result, net income in Europe increased by ¥471 billion. Total assets in Europe decreased by ¥1,674 billion due primarily to a decrease in investments, which included a reclassification to trading account assets as a result of the adoption of ASC 825, and a decrease in receivables under resale agreements, partially offset by an increase in trading account assets.

In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥66 billion due primarily to decreases in interest income and trading account gains—net, offset in part by an increase in foreign exchange gains—net. Total expenses decreased by ¥24 billion due primarily to a decrease in interest expenses, offset in part by an increase in provision for loan losses. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥39 billion. Total assets in Asia/Oceania excluding Japan, and others decreased by ¥404 billion due primarily to a decrease in investments which included reclassification as a result of the adoption of ASC 825, and a decrease in loans, partially offset by an increase in trading account assets.

Financial Condition

Assets

Our assets as of March 31, 2009 and 2010 were as follows:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
Cash and due from banks	¥2,733	¥3,399	¥666
Interest-bearing deposits in other banks	3,128	2,027	(1,101)
Call loans and funds sold	145	607	462
Receivables under resale agreements	6,277	7,132	855
Receivables under securities borrowing transactions	5,819	5,745	(74)
Trading account assets	31,006	31,528	522
Investments	28,746	39,253	10,507
Loans	72,657	63,783	(8,874)
Allowance for loan losses	(870)	(880)	(10)

Loans, net of allowance	71,787	62,903	(8,884)
Premises and equipment—net	900	1,048	148
Due from customers on acceptances	54	51	(3)
Accrued income	296	266	(30)
Goodwill	15	15	—
Intangible assets	10	81	71
Deferred tax assets	791	826	35
Other assets	3,376	3,470	94

Total assets	¥155,083	¥158,351	¥3,268

Total assets increased by ¥3,268 billion from the end of the previous fiscal year to ¥158,351 billion as of March 31, 2010. This increase was due primarily to an increase of ¥10,507 billion in investments, primarily Japanese government bonds, offset in part by a decrease of ¥8,884 billion in loans, net of allowance.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2009 and 2010:

	As of March 31,				Increase (decrease)
	2009(1)		2010
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,903	12.3%	¥8,065	12.6%	¥(838)	0.3%
Construction	1,306	1.8	1,165	1.8	(141)	0.0
Real estate	7,302	10.0	6,689	10.5	(613)	0.5
Services	5,324	7.3	5,153	8.1	(171)	0.8
Wholesale and retail	5,978	8.2	5,306	8.3	(672)	0.1
Transportation	2,716	3.7	2,558	4.0	(158)	0.3
Banks and other financial institutions	4,727	6.5	4,290	6.7	(437)	0.2
Government and public institutions	8,655	11.9	5,459	8.6	(3,196)	(3.3)
Other industries(2)	4,636	6.4	4,011	6.3	(625)	(0.1)
Individuals	11,899	16.4	11,882	18.6	(17)	2.2
Mortgage loans	11,067	15.2	11,093	17.4	26	2.2
Other	832	1.2	789	1.2	(43)	0.0

Total domestic	61,446	84.5	54,578	85.5	(6,868)	1.0
Foreign:
Commercial and industrial	8,680	11.9	7,237	11.3	(1,443)	(0.6)
Banks and other financial institutions	2,224	3.1	1,722	2.7	(502)	(0.4)
Government and public institutions	301	0.4	292	0.5	(9)	0.1
Other(2)	94	0.1	32	0.0	(62)	(0.1)

Total foreign	11,299	15.5	9,283	14.5	(2,016)	(1.0)

Subtotal	72,745	100.0%	63,861	100.0%	(8,884)	—

Less: Unearned income and deferred loan fees—net	(88)		(78)		10

Total loans before allowance for loan losses	¥72,657		¥63,783		¥(8,874)

Notes:

(1)	Following the revision of Japan Standard Industrial Classification, we partially changed the classification of industries as of March 31, 2010. The change consisted primarily of a reclassification of loans to private lessors of apartments, which were previously primarily categorized by the industry of the relevant borrower, to “real estate.” Amounts as of March 31, 2009 have been reclassified to conform to the presentation as of March 31, 2010.
(2)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated VIEs.

Total loans before allowance for loan losses decreased by ¥8,874 billion from the end of the previous fiscal year to ¥63,783 billion as of March 31, 2010. Domestic loans decreased by ¥6,868 billion to ¥54,578 billion due mainly to a decrease in loans to government and public institutions attributable mainly to loans to the Japanese government. Domestic loans decreased in almost all of the industries as funding needs of large corporate borrowers, their affiliates and others eased compared to the end of the previous fiscal year.

Loans to foreign borrowers decreased by ¥2,016 billion from the end of the previous fiscal year to ¥9,283 billion as of March 31, 2010. Foreign loans decreased in all of the categories due mainly to the translation impact of the strengthening of the Japanese yen and our appropriate credit management reflecting the continuing stagnation of overseas economies.

Within our loan portfolio, loans to domestic borrowers increased from 84.5% to 85.5% while loans to foreign borrowers decreased from 15.5% to 14.5%.

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

We consider both loans that are subject to impairment under ASC 310, “Receivables” and small balance, homogeneous loans to be impaired when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Restructured loans and loans that are 90 days or more delinquent are generally considered to be impaired. We determine loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans in connection with our consideration of collectibility mentioned above. All of our impaired loans are designated as nonaccrual loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.

We endeavor to remove impaired loans from our balance sheet within three years of their being so categorized through methods such as collection, charge-offs, disposal and improving the borrowers’ credit rating through restructuring efforts.

The following table shows our impaired loans as of March 31, 2009 and 2010 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2009		2010
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥213	2.4%	¥270	3.3%	¥57	0.9%
Construction	87	6.6	72	6.2	(15)	(0.4)
Real estate	309	4.2	230	3.4	(79)	(0.8)
Services	213	4.0	181	3.5	(32)	(0.5)
Wholesale and retail	160	2.7	159	3.0	(1)	0.3
Transportation	104	3.8	99	3.9	(5)	0.1
Banks and other financial institutions	26	0.6	21	0.5	(5)	(0.1)
Other industries	40	0.3	41	0.4	1	0.1
Individuals	165	1.4	201	1.7	36	0.3

Total domestic	1,317	2.1	1,274	2.3	(43)	0.2
Foreign	115	1.0	130	1.4	15	0.4

Total impaired loans	¥1,432	2.0%	¥1,404	2.2%	¥(28)	0.2%

Impaired loans decreased by ¥28 billion, or 1.9%, from the end of the previous fiscal year to ¥1,404 billion as of March 31, 2010. Domestic impaired loans decreased by ¥43 billion due primarily to decreases in impaired loans to borrowers in the real estate industry, the services industry and the construction industry, each due primarily to charge-offs, restructurings and collections, related to large borrowers, offset in part by an increase in the manufacturing industry due primarily to downgrades in internal credit ratings to large borrowers, and an increase in individuals. Foreign impaired loans increased by ¥15 billion, reflecting the continuing stagnation of overseas economies.

The percentage of impaired loans within gross total loans increased from 2.0% as of March 31, 2009 to 2.2% as of March 31, 2010. The percentage of impaired loans net of allowance to gross total loans net of allowance increased from 0.78% as of March 31, 2009 to 0.83% as of March 31, 2010, as the percentage decrease of gross total loans was larger than that of impaired loans.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2009 and 2010:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥440	¥435	¥(5)
Allowance for loan losses on other loans (B)	430	445	15
Total allowance for loan losses (C)	870	880	10

Impaired loans requiring an allowance for loan losses (D)	1,148	1,108	(40)
Impaired loans not requiring an allowance for loan losses (E)	284	296	12
Other loans (F)	71,313	62,457	(8,856)

Gross total loans (G)	¥72,745	¥63,861	¥(8,884)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	38.4%	39.3%	0.9%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.6	0.7	0.1
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.2	1.4	0.2

Allowance for loan losses increased by ¥10 billion from the end of the previous fiscal year to ¥880 billion as of March 31, 2010. This increase was due to an increase of ¥15 billion in the allowance for loan losses on other loans, primarily as a result of increased estimated loss rates related to normal obligors, offset in part by a decrease of ¥5 billion in the allowance for loan losses on impaired loans. As a result, the percentage of total allowance for loan losses against gross total loans increased by 0.2% to 1.4%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 0.9% to 39.3%.

Provision for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2009 and 2010:

	Fiscal years ended March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥650	¥870	¥220
Provision for loan losses	567	222	(345)
Charge-offs:
Domestic:
Manufacturing	39	17	(22)
Construction	24	4	(20)
Real estate	93	52	(41)
Services	18	17	(1)
Wholesale and retail	57	48	(9)
Transportation	4	2	(2)
Banks and other financial institutions	19	1	(18)
Other industries	9	26	17
Individuals	24	27	3

Total domestic charge-offs	287	194	(93)
Foreign	57	66	9

Total charge-offs	344	260	(84)

Recoveries:
Domestic:
Manufacturing	3	7	4
Construction	1	4	3
Real estate	3	21	18
Services	2	3	1
Wholesale and retail	4	5	1
Transportation	1	0	(1)
Banks and other financial institutions	0	4	4
Other industries	2	1	(1)
Individuals	3	3	0

Total domestic recoveries	19	48	29
Foreign	10	6	(4)

Total recoveries	29	54	25

Net charge-offs	315	206	(109)
Others(1)	(32)	(6)	26

Balance at end of fiscal year	¥870	¥880	¥10

Note:

(1)	“Others” include primarily foreign exchange translation.

Provision for loan losses decreased by ¥345 billion from the previous fiscal year to ¥222 billion for the fiscal year ended March 31, 2010. The decrease in provision for loan losses was due mainly to an improvement in economic conditions and our efforts for appropriate credit management.

Charge-offs decreased by ¥84 billion from the previous fiscal year to ¥260 billion for the fiscal year ended March 31, 2010. Charge-offs of domestic loans decreased by ¥93 billion compared to the previous fiscal year to ¥194 billion in the fiscal year ended March 31, 2010, reflecting the improvement in economic conditions. Charge-offs of foreign loans increased by ¥9 billion compared to the previous fiscal year to ¥66 billion in the fiscal year ended March 31, 2010.

Recoveries increased by ¥25 billion from the previous fiscal year to ¥54 billion in the fiscal year ended March 31, 2010, reflecting an increase in recoveries with respect to domestic loans offset in part by a decrease with respect to foreign loans.

Investments

The majority of our investments are available-for-sale securities, which at March 31, 2009 and 2010 were as follows:

	As of March 31,						Increase (decrease)
	2009			2010
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥24,711	¥24,685	¥(26)	¥34,508	¥34,517	¥9	¥9,797	¥9,832	¥35
Japanese government bonds	18,450	18,458	8	28,272	28,229	(43)	9,822	9,771	(51)
Other than Japanese government bonds	6,261	6,227	(34)	6,236	6,288	52	(25)	61	86
Equity securities (marketable)	2,237	2,870	633	2,007	3,284	1,277	(230)	414	644

Total	¥26,948	¥27,555	¥607	¥36,515	¥37,801	¥1,286	¥9,567	¥10,246	¥679

Available-for-sale securities increased by ¥10,246 billion from the end of the previous fiscal year to ¥37,801 billion at March 31, 2010. This increase was due primarily to an increase in medium- to long-term Japanese government bonds with relatively shorter remaining periods to maturity for the purpose of earning interest income. Equity securities increased by ¥414 billion from March 31, 2009 to ¥3,284 billion at March 31, 2010 due mainly to the recovery in Japanese stock prices as of March 31, 2010 compared to March 31, 2009, while those on an amortized cost basis decreased as we sold a portion of our equity portfolio in our efforts to reduce the risks involved in holding stocks. See note 5 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks increased by ¥666 billion from the end of the previous fiscal year to ¥3,399 billion at March 31, 2010. The increase was due to net cash provided by financing activities of ¥4,105 billion being offset in part by net cash used in investing activities of ¥2,424 billion and net cash used in operating activities of ¥1,014 billion.

Liabilities

The following table shows our liabilities as of March 31, 2009 and 2010:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
Deposits	¥87,076	¥86,776	¥(300)
Debentures	2,300	1,518	(782)
Due to trust accounts	986	1,025	39
Call money and funds purchased	6,450	5,786	(664)
Payables under repurchase agreements	9,183	12,076	2,893
Payables under securities lending transactions	4,303	6,825	2,522
Commercial paper	316	151	(165)
Other short-term borrowings	8,399	8,895	496
Trading account liabilities	21,508	19,402	(2,106)
Bank acceptances outstanding	54	51	(3)
Income taxes payable	22	18	(4)
Deferred tax liabilities	8	12	4
Accrued expenses	216	208	(8)
Long-term debt	8,018	8,482	464
Other liabilities	5,207	3,794	(1,413)

Total liabilities	¥154,046	¥155,019	¥973

Total liabilities increased by ¥973 billion from the end of the previous fiscal year to ¥155,019 billion at March 31, 2010. This increase was due primarily to an increase of ¥5,121 billion in short-term borrowings, offset in part by a decrease of ¥2,106 billion in trading account liabilities and a decrease of ¥1,413 billion in other liabilities, primarily accounts payable to brokers, dealers and customers for securities transactions. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2009 and 2010:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
Domestic:
Non-interest-bearing deposits	¥11,843	¥11,101	¥(742)
Interest-bearing deposits	67,115	67,137	22

Total domestic deposits	78,958	78,238	(720)

Foreign:
Non-interest-bearing deposits	471	531	60
Interest-bearing deposits	7,647	8,007	360

Total foreign deposits	8,118	8,538	420

Total deposits	¥87,076	¥86,776	¥(300)

Deposits decreased by ¥300 billion from the end of the previous fiscal year to ¥86,776 billion at March 31, 2010. Domestic deposits decreased by ¥720 billion from March 31, 2009 to ¥78,238 billion at March 31, 2010. Non-interest-bearing deposits, mainly from Japanese companies, decreased by ¥742 billion due primarily to a decline in the amounts that corporations secured for fiscal-year-end funding, and interest-bearing deposits, mainly from individuals, increased by ¥22 billion. Foreign deposits increased by ¥420 billion from the end of the previous fiscal year to ¥8,538 billion due mainly to an increase in interest-bearing deposits affected by the good and stable market conditions overseas offset in part by the impact of the appreciation of the yen.

Debentures

Debentures decreased by ¥782 billion from the end of the previous fiscal year to ¥1,518 billion at March 31, 2010. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two bank subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.”

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2009 and 2010:

	As of March 31,						Increase (decrease)
	2009			2010
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥986	¥—	¥986	¥1,025	¥—	¥1,025	¥39	¥—	¥39
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	12,592	7,344	19,936	14,783	9,904	24,687	2,191	2,560	4,751
Commercial paper	161	155	316	92	59	151	(69)	(96)	(165)
Other short-term borrowings	7,908	491	8,399	8,590	305	8,895	682	(186)	496

Total short-term borrowings	¥21,647	¥7,990	¥29,637	¥24,490	¥10,268	¥34,758	¥2,843	¥2,278	¥5,121

Short-term borrowings increased by ¥5,121 billion from the end of the previous fiscal year to ¥34,758 billion at March 31, 2010. Domestic short-term borrowings increased by ¥2,843 billion due mainly to an increase in payables under securities lending transactions. Foreign short-term borrowings increased by ¥2,278 billion due mainly to an increase in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2009 and 2010:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥949	¥536	¥(413)
Common stock	3,387	4,324	937
Accumulated deficit	(3,294)	(2,325)	969
Accumulated other comprehensive income (loss), net of tax	(190)	436	626
Treasury stock, at cost	(6)	(5)	1

Total MHFG shareholders’ equity	¥846	¥2,966	¥2,120
Noncontrolling interests	191	366	175

Total equity	¥1,037	¥3,332	¥2,295

Equity increased by ¥2,295 billion from the end of the previous fiscal year to ¥3,332 billion due mainly to a decrease in accumulated deficit, increase in common stock and the change from accumulated other comprehensive loss, net of tax to accumulated other comprehensive income, net of tax, offset in part by a decrease in preferred stock.

Accumulated deficit decreased by ¥969 billion from the end of the previous fiscal year to ¥2,325 billion. This decrease was due primarily to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2010 of ¥1,000 billion, offset in part by dividend payments of ¥131 billion.

Common stock increased by ¥937 billion from the end of the previous fiscal year to ¥4,324 billion at March 31, 2010 as a result of the issuance of new shares of common stock through a global offering and through the conversion of preferred stock. See “—Overview—Capital Improvements.”

Accumulated other comprehensive income (loss), net of tax, improved by ¥626 billion from the end of the previous fiscal year to income of ¥436 billion at March 31, 2010 due primarily to an increase in unrealized net gains on available-for-sale securities of ¥506 billion and a decrease in pension liability adjustments of ¥203 billion.

Preferred stock decreased by ¥413 billion from the end of the previous fiscal year to ¥536 billion at March 31, 2010 as a result of the conversion of preferred stock to common stock.

Treasury stock, at cost, decreased by ¥1 billion from ¥6 billion at the end of the previous fiscal year to ¥5 billion at March 31, 2010 due primarily to reissuances from treasury stock related to stock-based compensation.

Noncontrolling interests increased by ¥175 billion from the end of the previous fiscal year to ¥366 billion at March 31, 2010 due primarily to the effect of the business combination of Mizuho Securities and Shinko Securities. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of the business combination.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. Our total deposits and debentures decreased by ¥1,082 billion, or 1.2%, from the end of the previous fiscal year to ¥88,294 billion as of March 31, 2010. As shown in the following table, our average balance of deposits and debentures combined for the fiscal year ended March 31, 2010 exceeded our average balance of loans for the same period by ¥19,742 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Average balance for the fiscal year ended March 31, 2010
(in billions of yen)
Loans	¥67,280	Deposits	¥85,084
		Debentures	1,938

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures, which were issued mainly to institutional investors, in April 2006 and started to issue senior straight bonds each quarter. We also ceased all new issuances of debentures by Mizuho Bank through its retail branch network in April 2007. The balance of our debentures has been decreasing significantly in recent years as a result.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of June 30, 2010:

As of June 30, 2010
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

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopted the advanced internal ratings-based approach (“AIRB approach”) instead of the foundation internal ratings-based approach (“FIRB approach”) in the fiscal year ended March 31, 2009. Under the AIRB approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as the probability of default and loss given default, which are derived from our own internal credit experience. Under the FIRB approach, only the probability of default was derived by our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Mizuho Financial Group adopted the advanced measurement approach (“AMA”) instead of the standardized approach (“TSA”) as of September 30, 2009 for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors (“BEICFs”).

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

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following three tiers: Tier 1 capital; Tier 2 capital; and Tier 3 capital. Tier 1 capital generally consists of shareholders’ equity less any recorded goodwill, unrealized losses on other securities (net of taxes) (if any), consolidation adjustment accounts and others. Tier 2 capital generally consists of the following components:

•

general reserve for possible losses on loans, equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the TSA;

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

In the wake of the recent global financial crisis, in July 2009, the Basel Committee approved a package of measures to strengthen the rules governing trading book capital and enhance the Basel II framework, including an introduction of higher capital requirements to capture the credit risk of complex trading activities and resecuritization exposures, which will take effect at the end of 2010. Further, in December 2009, the Basel Committee issued a consultative document entitled “Strengthening the resilience of the banking sector” that contains a package of proposals on measures to strengthen global bank capital. The Basel Committee’s proposals focus on raising the quality, consistency and transparency of the regulatory capital base through measures including the application of the following requirements:

•	the predominant form of Tier 1 capital must be common shares and retained earnings;

•

the remainder of the Tier 1 capital base must be comprised of instruments that are subordinated, have fully discretionary noncumulative dividends or coupons and have neither a maturity date nor an incentive to redeem;

•	regulatory adjustments, including deductions of the amount of net deferred tax assets which rely on the future profitability, are to be applied to the common equity generally; and

•	an additional disclosure requirement regarding regulatory capital levels.

The proposals of the Basel Committee also focus on strengthening the capital requirements for counterparty credit risk exposures arising from derivatives, repos and securities financing activities and introduce measures to mitigate excessive reliance on external ratings. Other areas of focus include the following:

•	introduction of an internationally harmonized leverage ratio as a supplementary measure to the Basel II risk-based framework;

•

proposal of a framework for countercyclical capital buffers established above the regulatory minimum capital requirements, including constraints on distributions such as ordinary dividends and share buybacks;

•	promotion of more forward-looking provisioning based on expected losses; and

•	measures to address the systemic risk arising from the interconnectedness of banks and other financial institutions.

At the same time, the Basel Committee published a consultative document containing proposals on the introduction of a global minimum liquidity standard for internationally active banks that includes a 30-day liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio.

The proposals contained in the two consultative documents are subject to further discussion of details. The Basel Committee is carrying out a comprehensive impact assessment of the proposed standards and plans to develop by the end of 2010 a fully calibrated set of standards, including minimum requirements for the overall level of capital, Tier 1 capital and the predominant form of Tier 1 capital, to be phased in as financial conditions improve and the economic recovery is assured, with the aim of implementation by the end of 2012. The Basel Committee also stated that it will consider appropriate phase-in measures and grandfathering arrangements for a sufficiently long period to ensure a smooth transition to the new standards. Once the new standards are adopted, the Japanese capital ratio framework, which is based on Basel II, is likely to be revised to implement the more stringent requirements in accordance with the new standards. While closely monitoring the ongoing global discussions with respect to capital, we will take various measures in anticipation of the revision of capital regulations to be globally agreed.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2009 and 2010 calculated in accordance with Japanese GAAP and guidelines established by the FSA are as set forth in the following table:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen, except percentages)
Tier 1 capital	¥3,765.0	¥5,173.4	¥1,408.4
Tier 2 capital included as qualifying capital	2,793.1	2,725.4	(67.7)
Deductions for total risk-based capital	(334.5)	(240.8)	93.6

Total risk-based capital	¥6,223.6	¥7,658.0	¥1,434.3

Risk-weighted assets	¥59,056.2	¥56,863.2	¥(2,192.9)
Tier 1 capital ratio	6.37%	9.09%	2.72%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	10.53	13.46	2.93
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of March 31, 2010 was 13.46%. Our Tier 1 capital ratio as of March 31, 2010 was 9.09%, which significantly improved from March 31, 2009 due to an increase in Tier 1 capital as well as a decrease in our risk-weighted assets. Tier 1 capital increased as a result of the issuance of common stock in July and August 2009, the absence of unrealized losses on other securities, the effect of the merger between the former Shinko Securities and the former Mizuho Securities, issuance of non-dilutive preferred securities through overseas special purpose companies and increase in retained earnings as a result of recording net income for the fiscal year ended March 31, 2010, which was offset in part by redemption of non-dilutive preferred securities issued through overseas special purpose companies. Risk-weighted assets decreased by ¥2,192.9 billion to ¥56,863.2 billion as of the end of the fiscal year ended March 31, 2010 due mainly to a decrease in balance of loans to large Japanese corporations and overseas borrowers. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2010.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2009 and 2010:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,540.9	¥1,805.5	¥264.6
Capital surplus	411.3	552.1	140.8
Retained earnings	607.9	854.6	246.7
Minority interest in consolidated subsidiaries	2,036.8	2,289.0	252.2
Treasury stock	(6.2)	(5.1)	1.0
Dividends, etc	(131.0)	(134.9)	(3.9)
Unrealized losses on other securities	(516.0)	—	516.0
Foreign currency translation adjustments	(114.7)	(92.6)	22.1
Other	(63.9)	(95.1)	(31.2)

Total Tier 1 capital	¥3,765.0	¥5,173.4	¥1,408.4

Tier 2 capital:
45% of unrealized gains on other securities	¥—	¥122.6	¥122.6
45% of revaluation reserve for land	112.8	106.7	(6.0)
General reserve for possible losses on loans, etc	7.9	5.4	(2.5)
Debt capital, etc	2,759.0	2,490.5	(268.4)

Total Tier 2 capital	2,879.9	2,725.4	(154.4)

Tier 2 capital included as qualifying capital	2,793.1	2,725.4	(67.7)
Deductions for total risk-based capital	(334.5)	(240.8)	93.6

Total risk-based capital	¥6,223.6	¥7,658.0	¥1,434.3

Our Tier 1 capital increased by ¥1,408.4 billion from ¥3,765.0 billion as of March 31, 2009 to ¥5,173.4 billion as of March 31, 2010. This increase was due mainly to the issuance of common stock of ¥529.2 billion, the absence of unrealized losses on other securities of ¥516.0 billion, the effect of the merger between the former Shinko Securities and the former Mizuho Securities, issuance of non-dilutive preferred securities through overseas special purpose companies and an increase in retained earnings as a result of recording net income of ¥239.4 billion for the fiscal year ended March 31, 2010, which was offset in part by redemption of non-dilutive preferred securities issued through overseas special purpose companies.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of March 31, 2010, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,937.8 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of March 31, 2010 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital
	(in billions of yen)
June 2011	¥62.4	(1)
June 2012	171.0
June 2014	218.5	(2)
June 2015	452.5
June 2016	455.8	(3)
June 2018	274.5
June 2019	303.0

Notes:

(1)	Denominated in euros (€500.0 million).
(2)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(3)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,
	2006		2007	2008	2009		2010
	(in billions of yen, except percentages)
Preferred stock	¥1,580.4	(1)	¥980.4	¥980.4	¥948.6	(2)	¥535.9	(2)(4)
Non-dilutive preferred securities	1,095.7		1,504.9	1,539.7	1,886.8		1,937.8
Percentage within Tier 1 capital(1)(3)	58.7%		50.3%	51.6%	75.3%		47.8%

Notes:

(1)	Preferred stock as of March 31, 2006 includes public funds, or preferred stock we issued to the Resolution and Collection Corporation, in the amount of ¥600.0 billion. We completed repayment of all public funds in July 2006.
(2)	Excludes treasury stock.
(3)	Tier 1 capital on a Basel I basis was used for March 31, 2006 figures, and that on a Basel II basis was used for March 31, 2007, 2008, 2009 and 2010 figures.
(4)	During the period from April 1, 2010 to June 30, 2010, holders of our eleventh series class XI preferred stock converted 6,500,000 shares (or ¥ 6.5 billion) by requesting us to acquire the preferred stock and issue common stock to them.

In relation to the components of Tier 1 capital, changes to the definition of capital such as the predominant form of Tier 1 are proposed in the consultative document issued by the Basel Committee in December 2009. See “—Capital Adequacy—Regulatory Capital Requirements.”

Our Tier 2 capital included as qualifying capital as of March 31, 2010 was ¥2,725.4 billion, a decrease of ¥67.7 billion compared to March 31, 2009. The decrease was due mainly to the decreases in debt capital.

As a result of the above, together with deductions of ¥240.8 billion, total risk-based capital as of March 31, 2010 was ¥7,658.0 billion, an increase of ¥1,434.3 billion compared to March 31, 2009.

Prime Capital

Alongside the regulatory capital requirements supervised by the FSA, we calculate and monitor “prime capital” as our important management indicator. Prime capital represents capital items with a stronger ability to absorb losses. Prime capital is calculated as Tier 1 capital less the sum of the preferred securities and preferred stock (excluding mandatory convertible preferred stock), and prime capital ratio is the ratio of prime capital against risk-weighted assets. We aim to increase our prime capital ratio to 8% or above, as calculated under current Basel II rules, by the end of the fiscal year ending March 31, 2013. The foregoing statements constitute forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors.”

Prime capital differs in certain significant respects from the predominant form of Tier 1 capital as proposed in the consultative document issued by the Basel Committee in December 2009.

The following table shows a breakdown of our capital items as of March 31, 2009 and 2010:

	As of March 31,
	2009	2010
	(in billions of yen, except percentages)
Tier 1 capital (i)	¥3,765.0	¥5,173.4
Preferred stock (ii)	948.6	535.9
Mandatory convertible preferred stock (iii)	911.9	499.2
Preferred securities (iv)	1,886.8	1,937.8
Prime capital (i) - (ii) + (iii) - (iv)	1,841.4	3,198.9
Risk-weighted assets	59,056.2	56,863.2
Tier 1 capital ratio	6.37%	9.09%
Prime capital ratio	3.11%	5.62%

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2009 and 2010:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥43,629.3	¥42,796.2	¥(833.0)
Off-balance-sheet items	10,602.3	9,112.4	(1,489.8)

Credit risk assets	54,231.6	51,908.7	(2,322.9)
Market risk equivalent assets	1,342.1	1,297.9	(44.2)
Operational risk equivalent assets	3,482.3	3,656.5	174.1
Adjusted floor amount	—	—	—

Total	¥59,056.2	¥56,863.2	¥(2,192.9)

Risk-weighted assets as of March 31, 2010 were ¥56,863.2 billion, representing a decrease of ¥2,192.9 billion compared to March 31, 2009. Credit risk assets decreased by ¥2,322.9 billion to ¥51,908.7 billion due mainly to a decrease in balance of loans to large Japanese corporations and overseas borrowers. Market risk equivalent assets decreased by ¥44.2 billion to ¥1,297.9 billion. Operational risk equivalent assets increased by ¥174.1 billion to ¥3,656.5 billion due mainly to the merger between the former Shinko Securities and the former Mizuho Securities offset in part by the effect of application of AMA instead of TSA.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2009 and 2010, calculated in accordance with Japanese GAAP and guidelines established by the FSA, were as set forth in the following table:

	As of March 31,		Increase
	2009	2010
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	8.48%	12.57%	4.09%
Capital adequacy ratio	11.89	16.00	4.11
Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	6.65	7.74	1.09
Capital adequacy ratio	11.77	12.88	1.11

BIS standard:
Tier 1 capital ratio	5.82	7.69	1.87
Capital adequacy ratio	10.56	12.83	2.27
Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	8.18	10.07	1.89
Capital adequacy ratio	13.32	15.73	2.41

Note:

(1)	BIS standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the BIS standards is included for reference purpose only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2010.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated on a non-consolidated basis as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer. Further, on May 19, 2010, certain amendments to the Financial Instruments and Exchange Law were promulgated, including introduction of a minimum capital adequacy regulation on a consolidated basis applicable to securities firms whose total assets exceed certain threshold. The amendments relevant to such regulation will become effective by May 2011. We believe, as of March 31, 2010, that our securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2009 and 2010:

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
Guarantees:
Performance guarantees	¥1,681	¥1,579	¥(102)
Guarantees on loans	860	739	(121)
Guarantees on securities	20	16	(4)
Other guarantees	992	867	(125)
Guarantees for the repayment of trust principal	932	932	0
Liabilities of trust accounts	6,942	8,529	1,587
Derivative financial instruments	58,569	43,074	(15,495)

	As of March 31,		Increase (decrease)
	2009	2010
	(in billions of yen)
Commitments:
Commitments to extend credit	¥47,900	¥48,778	¥878
Commercial letters of credit	332	392	60

Total commitments	¥48,232	¥49,170	¥938

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

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, including those that do not meet the consolidation requirements under ASC 810 “Consolidation.” These off-balance-sheet arrangements include the types of transactions discussed below.

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

Investment Funds

We invest in various investment funds, including securities investment trusts that invest in equity and debt securities such as listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including our subsidiaries and affiliates, administer and make the investment decisions with respect to such investment funds. We consolidate certain investment funds where we are deemed to be the primary beneficiary.

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

Significant or Sponsored Unconsolidated VIEs

The tables below summarize our involvement in significant or sponsored unconsolidated VIEs as of March 31, 2009 and 2010:

	Significant or sponsored unconsolidated VIEs
As of March 31, 2009	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	1,418	44
Investments in securitization products	—	—
Investment funds	2,435	413
Trust arrangements and other	933	452

Total	¥4,786	¥909

	Significant or sponsored unconsolidated VIEs
As of March 31, 2010	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	1,253	40
Investments in securitization products	—	—
Investment funds	2,777	401
Trust arrangements and other	933	381

Total	¥4,963	¥822

Asset-backed commercial paper/loan programs include multi-seller programs managed by us, under which the related conduits purchase various types of assets from our clients, consisting mainly of account and note receivables as well as credit card receivables, auto loans, leases and other receivables. Our involvement with conduits for multi-seller programs is generally more significant than other types of conduits in terms of liquidity support and credit enhancement obligations. All of the conduits for our asset-backed commercial paper/loan programs to which we provided liquidity support or credit enhancements were consolidated VIEs as of March 31, 2010. See “—Overview—Our Special Purpose Entities—Variable Interest Entities (VIEs)” for more information on our VIEs.

Other Types of Off-balance-sheet Arrangements

See note 27 to our consolidated financial statements included elsewhere in this annual report for further descriptions of variable interest entities and securitizations.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2010:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥30,281	¥1,867	¥1,387	¥282	¥253	¥126	¥34,196
Certificates of deposit	10,284	4	—	—	—	—	10,288
Debentures	861	173	141	161	182	—	1,518
Long-term debt	463	988	855	688	1,170	4,318	8,482
Operating leases	38	30	26	21	7	21	143

Total	¥41,927	¥3,062	¥2,409	¥1,152	¥1,612	¥4,465	¥54,627

Recent Accounting Pronouncements

Accounting pronouncements issued but not yet effective

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No.07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies,” which is now included in ASC 946, “Financial Services—Investment Companies” (“ASC 946”), and provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (“the Guide”). The statement was expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. However, in February 2008, the FASB issued FSP No.SOP07-1-1, “Effective Date of AICPA Statement of Position 07-1,” which is now included in ASC 946 as well, to delay the effective date of SOP No.07-1 indefinitely in order to address implementation issues. We dos not expect that the current form of the statement will have a material impact on our consolidated results of operations or financial condition.

In June 2009, the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140,” which is now included in ASC 860. The statement requires more information about transfers of financial assets, including securitization transactions, where enterprises have continuing exposure to the risks related to the transferred financial assets. The statement eliminates the concept of qualifying SPE and modifies the requirements for derecognizing financial assets. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R),” which is now included in ASC 810. The statement provides a new guidance how an enterprise determines whether the enterprise’s variable interests give it a controlling financial interest in VIEs. The determination is based on, among other things, VIE’s purpose and design, an enterprise’s ability to direct the activities of the VIE that most significantly impact the entity’s economic performance, and if an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be significant. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited. In February 2010, the FASB issued ASU No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). The ASU provides that the consolidation requirements of SFAS No.167 are deferred for an entity that has all the attributes of an investment company (or similar entity). On April 1, 2010, we adopted SFAS No.167, together with SFAS No.166, which primarily resulted in the consolidation of certain former qualifying SPEs, guaranteed principal money trust products and collateral loan obligations (“CLO”) where we act as an asset manager. The impact of adoption of SFAS No.166 and SFAS No.167 was a net increase in assets of approximately ¥460 billion, with no material impact on equity as of April 1, 2010.

In January 2010, the FASB issued ASU No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU No.2010-06”). The ASU provides amendments to ASC 820-10 that require new disclosures regarding (1) transfers in and out of Levels 1 and 2 and (2) more detailed activity in Level 3. The ASU also provides amendments to ASC 820-10 that clarify existing disclosures regarding (1) level of disaggregation and (2) inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures related to the activity in Level 3, which do not become effective until fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. ASU No.2010-06 is an accounting principle which expands disclosure requirements, and has no impact on our consolidated results of operations or financial condition.

In March 2010, the FASB issued ASU No.2010-11, “Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives” (“ASU No.2010-11”). The ASU clarifies the scope exception for embedded credit derivative features related to the transfer of credit risk, which are subject to potential bifurcation, and indicate circumstances which do not qualify for the scope exception. The ASU is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. Early adoption is permitted. We are currently evaluating the potential impact that the adoption of ASU No.2010-11 will have on our consolidated results of operations and financial condition.

In July 2010, the FASB issued ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No.2010-20”). The ASU requires disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses, and (3) the changes and reasons for those changes in the allowance for credit losses. The new disclosures required include (1) aging of past due receivables, (2) credit quality indicators, and (3) modifications of financing receivables. It is also required that the certain existing disclosures should be provided on a disaggregated basis. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. ASU No.2010-20 is an accounting principle which expands disclosure requirements, and has no impact on our consolidated results of operations or financial condition.

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

	As of and for the fiscal year ended March 31, 2010
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥2,966.2	¥999.7
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	(19.3)	(41.8)
2. Investments	(75.3)	(88.6)
3. Loans	127.3	(7.5)
4. Allowances for loan losses and off-balance-sheet instruments	97.7	(10.1)
5. Premises and equipment	(34.7)	0.5
6. Real estate sales and leasebacks	44.1	(13.0)
7. Land revaluation	177.7	(8.3)
8. Business combinations	(56.5)	(85.2)
9. Non-interest-earning deposits made under government-led restructuring program	39.3	(11.2)
10. Pension liabilities	456.9	(63.0)
11. Consolidation of variable interest entities	25.9	(37.8)
12. Deferred taxes	(266.0)	(397.3)
13. Other	32.1	3.0

Japanese GAAP	¥3,515.4	¥239.4

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

Under U.S. GAAP, declines in the fair value of available-for-sale securities below cost that are deemed to be “other-than-temporary” are recorded in earnings. Both quantitative and qualitative factors are considered to determine whether the impairment is “other-than-temporary,” including the duration and extent of the decline, near-term prospects of the issuer, as well as our ability and intent to hold the investments until an anticipated market price recovery or maturity. Under Japanese GAAP, significant declines in the fair value of securities below cost that are deemed to be “other-than-temporary” are recorded in earnings unless short term recovery is reasonably expected. A decline in fair value of a security of 50% or more of its cost is a strong indicator of an other-than-temporary decline, which requires compelling evidence to prove otherwise. A decline in fair value of 30% or more but less than 50% of its cost is an indicator of an other-than-temporary decline in which case the probability of recovery must be evaluated to determine whether an other-than-temporary decline has occurred. Generally, if the decline in fair value is less than 30%, it is not considered to be an other-than-temporary decline.

Under U.S. GAAP, the election of the fair value option for financial assets and liabilities is permitted according to ASC 825, while it is not permitted under Japanese GAAP. As we elected the fair value option for foreign currency denominated available-for-sale securities under U.S. GAAP, these securities were reclassified as trading securities and the entire amount of changes in their fair value are now recognized in earnings, while under Japanese GAAP, only the changes attributable to movements in foreign currency exchange rates are recognized in earnings.

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

8.    Business combinations

U.S. GAAP and Japanese GAAP differ with regard to accounting for business combinations, primarily in accounting for goodwill. Under U.S. GAAP, goodwill is not amortized and an impairment loss is recorded to the extent the carrying amount of the goodwill exceeds its estimated fair value at the measurement date. Under Japanese GAAP, goodwill is amortized over an appropriate period not to exceed 20 years and an impairment loss is recorded only if the effects of the goodwill are no longer expected. In the fiscal year ended March 31, 2010, the merger between former Mizuho Securities and Shinko Securities which consummated in May 2009 affected net income differently.

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

10.    Pension liabilities

Under Japanese GAAP, we adopted as of April 1, 2000, pension accounting that is based on the actuarial present value of accrued benefit obligations. The cumulative effect of the accounting change has been amortized and actuarial gains and losses are deferred and amortized. Under U.S. GAAP, we recalculated the benefit obligation at April 1, 2004 and accounted for the obligation as if we had adopted the accounting method in accordance with ASC 715, “Compensation—Retirement Benefits,” beginning in the fiscal year ended March 31, 1990, as permitted for a foreign private issuer. The cumulative effect of the accounting change, as well as actuarial gains and losses since the adoption, had been fully amortized by April 1, 2004.

Under U.S. GAAP, an employer is required to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets, according to ASC 715. Under ASC 715, actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost based on corridor approach. Under Japanese GAAP, they are not immediately recognized in the consolidated balance sheets and are instead amortized over a specified number of years. This results in a difference in the amount of the shareholders’ equity between U.S. GAAP and Japanese GAAP. See note 22 to our consolidated financial statements included elsewhere in this annual report for further discussion.

11.    Consolidation of variable interest entities

Under U.S. GAAP, variable interest entities are to be consolidated if we are deemed to be the primary beneficiary of the variable interest entity. Under Japanese GAAP, consolidation is not based on variable interests. We consolidate certain variable interest entities, such as entities related to asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products and investment funds. See note 27 to our consolidated financial statements included elsewhere in this annual report for further discussion.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

The following table provides information regarding our directors and corporate auditors as of June 30, 2010:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Takashi Tsukamoto (Aug. 2, 1950)	President & CEO (since Apr. 2009) (Representative Director)	Apr. 1974	Joined The Dai-Ichi Kangyo Bank, Limited	June 2012
		Apr. 2002	Executive Officer/General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
		Mar. 2003	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of Mizuho Financial Group, Inc.
		Feb. 2004	Managing Executive Officer/Head of Risk Management Group and Head of Human Resources Group
		Apr. 2004	Managing Executive Officer/Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
		Mar. 2006	Managing Director/Chief Strategy Officer and Chief Financial Officer
		Apr. 2007	Deputy President
		Apr. 2008	Deputy President-Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2008	President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2009)
		June 2008	Deputy President/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2009	President & CEO/Head of Human Resources Group
		Apr. 2010	President & CEO (current)
Setsu Onishi (Dec. 4, 1955)	Deputy President (since June 2010) (Representative Director) Head of Internal Audit Group Chief Auditor	Apr. 1978	Joined The Industrial Bank of Japan, Limited	June 2012
		Apr. 2005	Executive Officer/General Manager of Corporate Banking Division No.14 of Mizuho Corporate Bank, Ltd.
		Apr. 2007	Managing Executive Officer/Head of Global Syndicated Finance Unit and Head of Global Financial Products Unit
		Apr. 2010	Deputy President-Executive Officer/Head of Internal Audit Group of Mizuho Financial Group, Inc.
		June 2010	Deputy President/ Head of Internal Audit Group (current)
Hajime Saito (July 7, 1956)	Managing Director (since June 2009) Head of Risk Management Group Head of Human Resources Group Head of Compliance Group Chief Risk Officer Chief Human Resources Officer Chief Compliance Officer	Apr. 1979	Joined The Dai-Ichi Kangyo Bank, Limited	June 2011
		Apr. 2004	General Manager of Financial Planning of Mizuho Financial Group, Inc.
		Mar. 2006	Executive Officer/General Manager of Treasury Division of Mizuho Bank, Ltd.
		Apr. 2008	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of Mizuho Financial Group, Inc.
		Apr. 2009	Managing Executive Officer/Head of Internal Audit Group
		June 2009	Managing Director/Head of Internal Audit Group
		Apr. 2010	Managing Director/Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Takeo Nakano (June 28, 1956)	Managing Director (since June 2010) Head of Financial Control and Accounting Group Chief Financial Officer	Apr. 1980	Joined The Fuji Bank, Limited	June 2012
		Apr. 2004	Senior Corporate Officer of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd.
		Apr. 2007	Executive Officer/General Manager of Kobunacho Branch of Mizuho Bank, Ltd.
		Apr. 2009	Managing Executive Officer/Head of Risk Management Group, Head of Compliance Group and In charge of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2010	Managing Executive Officer/Head of Financial Control and Accounting Group
		Apr. 2010	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)
		June 2010	Managing Director/Head of Financial Control and Accounting Group (current)
Satoru Nishibori (Mar. 2, 1953)	Director (since June 2009) President & CEO of Mizuho Bank, Ltd.	Apr. 1975	Joined The Fuji Bank, Limited	June 2011
		Apr. 2002	Executive Officer/General Manager of Financial Planning Division of Mizuho Corporate Bank, Ltd.
		Dec. 2002	Executive Officer/Senior Corporate Officer of Financial Control and Accounting Group
		Apr. 2004	Managing Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		June 2004	Managing Director/Head of Financial Control and Accounting Group
		Apr. 2007	President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2008)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2008	Director of Mizuho Financial Group, Inc. (until June 2008)
		Apr. 2008	Deputy President of Mizuho Bank, Ltd.
		Apr. 2009	President & CEO (current)
		June 2009	Director of Mizuho Financial Group, Inc. (current)
Yasuhiro Sato (Apr. 15, 1952)	Director (since June 2009) President & CEO of Mizuho Corporate Bank, Ltd	Apr. 1976	Joined The Industrial Bank of Japan, Limited	June 2011
		Mar. 2003	Executive Officer/Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.
		Apr. 2004	Managing Executive Officer
		Mar. 2006	Managing Director/Head of Corporate Banking Unit
		Apr. 2007	Deputy President/Chief Auditor
		Apr. 2009	President & CEO (current)
		June 2009	Director of Mizuho Financial Group, Inc. (current)
Akihiko Nomiyama(1) (3) (June 15, 1934)	Director (since June 2007) Special Advisor of NIPPON MINING HOLDINGS, INC.	Apr. 1957	Joined Nippon Mining Co., Ltd.	June 2011
		June 1984	Director
		June 1989	Managing Director
		Dec. 1992	Managing Director of Nikko Kyodo Co., Ltd.
		Dec. 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)
		Apr. 2002	Chairman and CEO (Representative Director)
		Sep. 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor (current)
		June 2007	Director of Mizuho Financial Group, Inc. (current)
Mitsuo Ohashi(1) (3) (Jan. 18, 1936)	Director (since June 2005) Senior Advisor of Showa Denko K.K.	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2011
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director/General Manager of Corporate Planning Division
		Mar. 1993	Managing Director
		Mar. 1995	Senior Managing Director
		Mar. 1997	President and Chief Executive Officer
		Jan. 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Director of Mizuho Financial Group, Inc. (current)
		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
		Mar. 2010	Senior Advisor (current)
Kanemitsu Anraku(1) (3) (Apr. 21, 1941)	Director (since June 2007)	Apr. 1964	Joined Nissan Motor Co., Ltd.	June 2011
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		Apr. 2000	Vice Chairman (member of the board of directors)
		June 2000	Vice Chairman
		Apr. 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd. (until June 2007)
		June 2007	Director of Mizuho Financial Group, Inc. (current)
Tsuneo Morita (Apr. 29, 1954)	Corporate Auditor (since June 2009) Corporate Auditor of Mizuho Securities Co., Ltd.	Apr. 1978	Joined The Fuji Bank, Limited	June 2013
		Aug. 2003	General Manager of Administration of Mizuho Financial Group, Inc.
		Mar. 2006	Executive Officer/General Manager of Administration
		Apr. 2008	Managing Executive Officer/Head of Internal Audit Group
		June 2008	Managing Director/Head of Internal Audit Group
		Apr. 2009	Director
		June 2009	Corporate Auditor (current)
		June 2009	Corporate Auditor of Mizuho Securities Co., Ltd. (current)
Shuzo Haimoto (June 27, 1954)	Corporate Auditor (since June 2010)	Apr. 1978	Joined The Industrial Bank of Japan, Limited	June 2014
		Apr. 2003	General Manager of Human Resources of Mizuho Financial Group, Inc.
		Mar. 2006	Executive Officer/General Manager of Human Resources
		Apr. 2007	Managing Director of Mizuho Bank, Ltd.
		Apr. 2010	Advisor
		June 2010	Corporate Auditor of Mizuho Financial Group, Inc. (current)
Yukio Nozaki(2) (3) (Aug. 19, 1931)	Corporate Auditor (since Jan. 2003) Corporate Auditor of Mizuho Corporate Bank, Ltd. Corporate Auditor of Mizuho Bank, Ltd.	Apr. 1956	Assistant Judge of the Tokyo District Court	June 2011
		Mar. 1992	President of the Sendai High Court
		Mar. 1993	President of the Nagoya High Court
		Aug. 1996	Resigned from judge

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Oct. 1996	Registered as attorney at law (Daiichi Tokyo Bar Association)
		June 1997	Corporate Auditor of The Dai-Ichi Kangyo Bank, Limited (until Mar. 2002)
		Sep. 2000	Corporate Auditor of Mizuho Holdings, Inc. (until Mar. 2003)
		Apr. 2002	Corporate Auditor of Mizuho Corporate Bank, Ltd. (current)
		Jan. 2003	Corporate Auditor of Mizuho Financial Group, Inc. (current)
		Mar. 2006	Corporate Auditor of Mizuho Bank, Ltd. (current)
Masahiro Seki(2) (3) (Sep. 11, 1934)	Corporate Auditor (since June 2006)	Apr. 1959	Joined Deloitte Haskins & Sells, Tokyo Office	June 2014
		June 1987	General Representative
		Feb. 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu
		June 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants
		Oct. 2000	Visiting Professor of Graduate School of International University of Japan
		Apr. 2001	Professor of Graduate School (until Mar. 2004)
		June 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (until June 2006)
		Apr. 2004	Established Seki Certified Public Accountants
		June 2006	Senior Advisor of the non-profit organization, Japanese Institute of International Accounting Education (current)
		June 2006	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Masami Ishizaka(2) (3) (Dec. 5, 1939)	Corporate Auditor (since June 2008)	Apr. 1963	Joined Ministry of Finance	June 2012
		June 1993	Director-General of the Financial Bureau
		July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency
		July 1995	Administrative Vice Minister
		July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan
		July 1998	Executive Vice President of Japan National Oil Corporation
		Mar. 2004	Advisor
		July 2004	Vice Chairman of The General Insurance Association of Japan
		Sep. 2007	Chairman of Okura Zaimu Kyokai (current)
		June 2008	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Messrs. Nomiyama, Ohashi and Anraku satisfy the requirements for an “outside director” under the Company Law of Japan.
(2)	Messrs. Nozaki, Seki and Ishizaka satisfy the requirements for an “outside corporate auditor” under the Company Law of Japan.
(3)	Messrs. Nomiyama, Ohashi, Anraku, Nozaki, Seki and Ishizaka were notified to stock exchanges in Japan as “independent director/auditor,” as the case may be, pursuant to the recent amendments to the regulations of stock exchanges in Japan.

Executive Officers

The following table provides information about our executive officers as of June 30, 2010, other than information regarding those that are also directors and listed above:

Name (date of birth)	Current positions and principal outside positions	Business experience
Daisaku Abe (June 20, 1957)

Managing Executive Officer
(since Apr. 2009)

Head of Strategic Planning Group

Head of IT, Systems & Operations Group

General Manager of Group Strategic Planning

Chief Strategy Officer

Chief Information Officer

		Apr. 1980	Joined The Industrial Bank of Japan, Limited
		Apr. 2005	General Manager of Administration Division of Mizuho Corporate Bank, Ltd
		Mar. 2006	General Manager of Executive Secretariat
		Apr. 2007	Executive Officer/General Manager of Executive Secretariat
		Apr. 2009	Managing Executive Officer/Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc. (current)
Masakane Koike (July 9, 1959)	Executive Officer (since Apr. 2009) General Manager of Financial Planning	Apr. 1982	Joined The Dai-ichi Kangyo Bank, Limited
		July 2003	Corporate Officer of Financial Control & Accounting Group and Deputy General Manager of Accounting Division of Mizuho Corporate Bank, Ltd.
		Apr. 2007	General Manager of Credit Coordination Division
		Apr. 2008	General Manager of Financial Planning of Mizuho Financial Group, Inc.
		Apr. 2009	Executive Officer/General Manager of Financial Planning (current)
Tatsuya Yamada (Feb. 20, 1960)	Executive Officer (since Apr. 2010) General Manager of Accounting	Apr. 1982	Joined The Industrial Bank of Japan, Limited
		May 2005	Senior Manager of Disclosure Project Team and Senior Manager of Accounting Division of Mizuho Corporate Bank, Ltd
		Oct. 2006	General Manager of Disclosure Control Department of Accounting Division

Name (date of birth)	Current positions and principal outside positions	Business experience
		Apr. 2007	General Manager of Osaka Corporate Banking Division No. 1
		Apr. 2009	General Manager of Accounting of Mizuho Financial Group, Inc.
		Apr. 2010	Executive Officer/General Manager of Accounting (current)
Shusaku Tsuhara (Jan. 6, 1960)	Executive Officer (since Apr. 2010) General Manager of Executive Secretariat	Apr. 1983	Joined The Fuji Bank, Limited
		Apr. 2005	General Manager of Branch Banking Unit VI of Branch Banking Division of Mizuho Bank, Ltd.
		Apr. 2007	General Manager of Kudan Branch
		Feb. 2009	General Manager for Executive Secretariat of Mizuho Financial Group, Inc.
		Apr. 2009	General Manager of Executive Secretariat
		Apr. 2010	Executive Officer/General Manager of Executive Secretariat (current)

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

The aggregate compensation, including bonuses and stock compensation-type stock options (stock acquisition rights) but excluding retirement allowances, paid by Mizuho Financial Group and its subsidiaries to the directors and corporate auditors of Mizuho Financial Group during the fiscal year ended March 31, 2010 was ¥602 million and ¥79 million, respectively.

Beginning the fiscal year ended on or after March 31, 2010, listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors and corporate auditors for the relevant fiscal year if the aggregate annual compensation per the director/corporate auditor equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and corporate auditors of such subsidiaries). The following table sets forth information regarding the compensation of our directors that we disclosed pursuant to such regulations:

	Aggregate consolidated compensation (in millions of yen)	Company	Consolidated compensation per type
Name (Title)			(in millions of yen)
			(a) Base remuneration	(b) Stock option remuneration	(c) Bonus	(d) Retirement benefits	(e) Others
Terunobu Maeda (Director)	110	Mizuho Financial Group	80	29	—	—	0

Takashi Tsukamoto (Director)	114	Mizuho Financial Group	82	30	—	—	0
		Mizuho Information & Research Institute	2	—	—	—	—

Satoru Nishibori (Director)	114	Mizuho Financial Group	3	—	—	—	0
		Mizuho Bank	81	30	—	—	0

Yasuhiro Sato (Director)	122	Mizuho Financial Group	3	—	—	—	0
		Mizuho Corporate Bank	81	30	—	—	8

Hiroshi Saito (Director)	123	Mizuho Financial Group	1	—	—	—	0
		Mizuho Corporate Bank	79	29	—	—	13

Seiji Sugiyama (Director)	110	Mizuho Financial Group	1	—	—	—	0
		Mizuho Bank	79	29	—	—	0

Notes:

(1)	Base remuneration indicates the aggregate fixed monthly remuneration.
(2)	Stock option remuneration indicates the amounts relating to stock acquisition rights that were granted during the fiscal year.
(3)	Any compensation other than those included in (a) through (d) above is set forth in (e).

Mizuho Financial Group and some of its subsidiaries, including Mizuho Bank and Mizuho Corporate Bank, abolished their respective retirement allowance programs for directors, corporate auditors and officers. At the ordinary general meeting of shareholders held in June 2008, Mizuho Financial Group and such subsidiaries obtained shareholders’ approval for a payment of lump sum retirement allowances for directors and corporate auditors (other than those elected after such shareholders’ meeting) at the time of their respective retirement.

In conjunction with the abolishment of the retirement allowance program, we obtained shareholder’s approval for the introduction of stock acquisition rights for the directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, our directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2010.

On September 3, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2010.

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

Based on an amendment to the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, companies listed on those stock exchanges are required to have at least one member of the board of directors or the board of corporate auditors to be “independent” by the date of the general meeting of shareholders with respect to the fiscal year ended on or after March 1, 2010. Currently, three of our directors and three of our corporate auditors meet such independence requirements.

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

Corporate Governance Practices

Companies listed on the New York Stock Exchange, or NYSE, must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers meeting certain criteria, such as us, are permitted to follow home country practices in lieu of certain provisions of Section 303A, and we are relying on this exemption. See “Item 16.G. Corporate Governance” for a summary of significant ways in which our corporate governance practices differ from those followed by NYSE-listed U.S. companies.

6.D. Employees

As of March 31, 2008, 2009 and 2010, we had 49,114, 50,191 and 57,014 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 20,031 temporary employees during the fiscal year ended March 31, 2010.

The following tables show our full-time employees as of March 31, 2010 and average number of temporary employees for the fiscal year ended March 31, 2010, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Global Corporate Group	18,219	2,491
Global Retail Group	28,344	16,571
Global Asset & Wealth Management Group	5,589	574
Others	4,862	395

Total	57,014	20,031

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	94.5%	99.9%
Americas	1.3	0.0
Europe	1.2	0.0
Asia/Oceania (excluding Japan) and others	2.9	0.0

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2010:

Directors	Number of shares owned
Takashi Tsukamoto	72,140
Setsu Onishi	147,440
Hajime Saito	79,300
Takeo Nakano	62,000
Satoru Nishibori	78,700
Yasuhiro Sato	19,080
Akihiko Nomiyama	9,400
Mitsuo Ohashi	—
Kanemitsu Anraku	7,000

Corporate Auditors	Number of shares owned
Tsuneo Morita	84,450
Shuzo Haimoto	142,000
Yukio Nozaki	80,400
Masahiro Seki	1,000
Masami Ishizaka	33,400

None of our directors or corporate auditors is the owner of more than one percent of our common stock, and no director or corporate auditor has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B. Compensation.”

We have employee stock ownership plan under which participating employees of the companies listed below is able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2010:

	As of March 31, 2010
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Corporate Bank Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute	57,261,570

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the major shareholders of our common stock appearing on the register of shareholders as of March 31, 2010:

	As of March 31, 2010
Name	Number of shares owned	Percentage of outstanding shares
Japan Trustee Services Bank, Ltd. (trustee account)	802,874,300	5.18%
The Master Trust Bank of Japan, Ltd. (trustee account)	494,670,700	3.19
The Dai-ichi Mutual Life Insurance Company(1)	209,950,000	1.36
SSBT OD05 Omnibus Account China Treaty Clients	171,659,887	1.11
Japan Trustee Services Bank, Ltd. (trustee account 4)	160,916,100	1.04
Japan Trustee Services Bank, Ltd. (trustee account 9)	152,184,100	0.98
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000,000	0.88
Nippon Life Insurance Company	132,630,760	0.86
Japan Trustee Services Bank, Ltd. (trustee account 1)	125,199,500	0.81
State Street Bank And Trust Company 505225	120,268,116	0.78

Total	2,507,353,463	16.19%

Note:

(1)	The Dai-ichi Mutual Life Insurance Company reorganized from a mutual life insurance company to a joint stock corporation as of April 1, 2010 and changed its name to The Dai-ichi Life Insurance Company, Limited on the same day.

As of March 31, 2010, there were 171 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 7% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2010 consisted of eleventh series class XI and thirteenth series class XIII preferred stock, all of which are non-voting. The following tables set forth information about the ownership of shares of eleventh series class XI preferred stock and thirteenth series class XIII preferred stock by our major shareholders of the respective preferred stock as of March 31, 2010, as appearing on the register of preferred shareholders:

Eleventh Series Class XI Preferred Stock

	As of March 31, 2010
Name	Number of shares owned	Percentage of outstanding shares
UBS AG London A/C Ipb Segregated Client Account	20,625,000	4.13%
Sompo Japan Insurance Inc.	19,000,000	3.81
Marubeni Corporation	14,500,000	2.90
Shimizu Corporation	10,000,000	2.00
The Tokyo Electric Power Company, Incorporated	10,000,000	2.00
Electric Power Development Co., Ltd.	10,000,000	2.00
Nippon Express Co., Ltd.	10,000,000	2.00
Tokio Marine & Nichido Fire Insurance Co., Ltd.	8,000,000	1.60
Japan Airlines International Co., Ltd.	8,000,000	1.60
JFE Steel Corporation	6,000,000	1.20

Total	116,125,000	23.26%

Thirteenth Series Class XIII Preferred Stock

	As of March 31, 2010
Name	Number of shares owned	Percentage of outstanding shares
Nippon Oil Finance (Netherlands) B.V.	6,000,000	16.35%
Shiseido Company, Limited	5,000,000	13.63
Sharp International Finance (U.K.) Plc	5,000,000	13.63
Sharp Finance Corporation	5,000,000	13.63
Nissin Foods Holdings Co., Ltd.	3,000,000	8.18
Obayashi Corporation	2,000,000	5.45
Yanmar Co., Ltd.	2,000,000	5.45
KOSE Corporation	1,000,000	2.73
Fuji Media Holdings, Inc. .	1,000,000	2.73
Kurabo Industries Ltd.	500,000	1.36

Total	30,500,000	83.13%

As of March 31, 2010, there were no record holders of our preferred stock with addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2010, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2010, none of our directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2010.

During the fiscal year ended March 31, 2010, no loans were made to our directors or executive officers or corporate auditors other than in the normal course of business, on normal commercial terms and conditions.

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

Dividend Policy

We have pursued “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management,” and have been putting more priority on “strengthening of stable capital base,” considering global discussions about capital adequacy and the uncertainty of economic and market trends.

Based on the above policy, we paid cash dividends for the fiscal year ended March 31, 2010 of ¥8 per share of common stock, a decrease of ¥2 from the previous fiscal year. With respect to each class of preferred stock, we made dividend payments for the fiscal year ended March 31, 2010 as prescribed.

Although our articles of incorporation provide for our ability to distribute an interim dividend to shareholders of record as of September 30 in each year pursuant to Article 454 Paragraph 5 of the Company Law, we have been distributing dividends only once per year.

The distribution of surplus for the fiscal year end is subject to the authorization by a general meeting of shareholders, while the distribution of surplus for the interim period is made by resolution of our board of directors.

We will apply retained earnings to funds for strengthen our financial condition and to the development of our business going forward.

8.B. Significant Changes

Except as disclosed in note 34 to our consolidated financial statements, no significant change in our financial position has occurred since the date of the financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs since their listing on November 8, 2006:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2007 (from November 8, 2006)	$15.35	$12.74	46,049
2008	14.95	7.01	164,439
2009	12.00	3.26	420,986
2010	5.70	3.33	520,497
2009:
First quarter	11.45	7.44	322,107
Second quarter	12.00	6.74	433,753
Third quarter	8.89	3.56	465,130
Fourth quarter	6.67	3.26	465,017
2010:
First quarter	5.70	3.72	400,287
Second quarter	5.02	3.76	585,357
Third quarter	4.26	3.33	557,715
Fourth quarter	4.32	3.56	537,550
2011:
First quarter	4.12	3.23	347,132
Most recent six months:
January	4.22	3.56	936,410
February	4.05	3.74	375,016
March	4.32	3.93	342,325
April	4.12	3.80	274,669
May	3.89	3.43	433,067
June	3.64	3.23	338,179
July (through July 28)	3.46	2.99	1,339,264

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

Fiscal years ended/ending March 31,	Price per share		Average daily trading volume
	High	Low
			(shares)
2006(1)	969,000	469,000	93,074
2007(1)	1,030,000	733,000	78,245
2008(1)	911,000	360,000	120,603
2009(2)	606	166	184,530,927
2010	274	146	170,679,648
2009:
First quarter(1)	606,000	364,000	218,046
Second quarter(1)	597,000	378,000	171,448
Third quarter(1)	466,000	190,000	209,333
Fourth quarter	299	166	139,320,754
2010:
First quarter	274	188	203,334,564
Second quarter	240	170	198,726,140
Third quarter	192	146	148,868,898
Fourth quarter	196	161	130,673,372
2011:
First quarter	192	145	123,783,646
Most recent six months:
January	194	161	178,872,147
February	181	169	86,111,632
March	196	174	127,532,295
April	192	180	121,308,052
May	179	158	161,550,639
June	168	145	95,246,445
July (through July 29)	147	131	354,599,215

Notes:

(1)	Under the new central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The price and volume figures in the above table prior to December 31, 2008 are figures before such allotment was made.
(2)	The price and volume figures prior to December 31, 2008 are adjusted to reflect the allotment of shares or fractions of a share without consideration at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share.

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

Common Stock

General

Set forth below is information concerning our shares of common stock, including brief summaries of certain provisions of our articles of incorporation, our share handling regulations and the Company Law (Kaisha Hou) (Law No. 86 of 2005, as amended) relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.

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

Under our articles of incorporation, the record date for annual dividends and interim dividends is March 31 and September 30, respectively, in each year. In Japan, the “ex-dividend date” (the date from which purchasers of shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as of any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of common stock is generally the second business day prior to the record date. Under our articles of incorporation, we are not obligated to pay any distribution of Surplus to be made in cash which has not been received after the lapse of five years from the commencement date of such distribution.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2010.

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

Abolishment of Fractional Share System

With the implementation of the electronic share certificate system for listed shares under the Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlements of Trades of Stocks and Other Securities (Law No. 88 of 2004) which became effective on January 5, 2009, all listed shares became eligible for book-entry transfer. However, because fractional shares are not eligible for book-entry transfer and are not handled under the new “book-entry transfer system”, we implemented the allotment of shares or fractions of a share without consideration to the shareholders or the holders of fractional shares in order to abolish all the fractional shares. The shares and fractions of a share were allotted on January 4, 2009 in proportion to the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the holders thereof, in each case without any additional consideration, at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share. As a result, currently there are no outstanding fractional shares.

Unit Share System

We have adopted the unit share system under which shareholders will have one voting right for each unit of shares consisting of 100 shares held by them at general meetings of shareholders or at meetings of holders of a particular class of shares, and shares constituting less than a full unit will carry no voting rights. See “—Preferred Stock—Voting Rights” for information on the voting rights that holders of preferred stock may have at general meetings of shareholders. Our articles of incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights, except for those specified in an ordinance of the Ministry of Justice which include rights (i) to receive dividends, (ii) to receive cash or other assets in case of a consolidation or split of shares, share exchange or share transfer, or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Holders of shares constituting less than a full unit may at any time request us to purchase such shares constituting less than a full unit (a) at the current market price as determined pursuant to the Company Law in cases of such shares having a market price (such as our common stock) or (b) at the price as determined through negotiations between the holders of shares constituting less than a full unit and us in cases where such shares have no market price (such as our preferred stock), which request may not be withdrawn without our consent. In addition, holders of shares constituting less than a full unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of shares; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate such request. As prescribed in our share handling regulations, such requests shall be made through an account managing institution at which such shareholder has its account and Japan Securities Depository Center, Inc. (“JASDEC”) pursuant to the rules of JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “—Transfer of Shares. ” The board of directors may reduce the number of shares constituting one unit of shares or cease to use the unit share system by amendments to the articles of incorporation without a special resolution of the general meeting of shareholders which would otherwise be required.

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

The Company Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

1.	any amendment to our articles of incorporation (except for such amendments that may be authorized by the board of directors under the Company Law such as (i) an increase of the number of authorized shares in the same ratio as that of a stock split, (ii) a reduction of the number of shares per unit of shares and (iii) abolishing the unit share system);

2.	dismissal of a corporate auditor;

3.	our dissolution, merger or consolidation requiring shareholders’ approval;

4.	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

5.	transfer of the whole or a substantial part of our business;

6.	taking over of the whole of the business of another company requiring shareholders’ approval;

7.	our corporate split requiring shareholders’ approval;

8.	consolidation of shares of common stock;

9.	acquisition of shares of common stock by us from a specific shareholder other than our subsidiary;

10.	distribution of Surplus in kind (except when shareholders are granted the right to require to make such distribution in cash instead of in kind);

11.	issuance or transfer of new shares or existing shares held by us as treasury stock to persons other than the shareholders at a “specially favorable” price; and

12.	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders at a “specially favorable” price or under “specially favorable” conditions.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions of residual assets relating to the then outstanding preferred stock will be distributed among holders of common stock in proportion to the respective numbers of shares held by them. See “—Preferred Stock—Liquidation Rights.”

Issue of Additional Shares and Pre-emptive Rights

Holders of the common stock have no pre-emptive rights. Authorized but unissued shares of common stock may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares of common stock at a “specially favorable” price mentioned in “—Voting Rights.” In the case of an issuance or transfer of shares or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a board resolution, the approval of the shareholders or an affirmative opinion from a person independent of our management is generally required pursuant to the regulations of the stock exchanges in Japan. The board of directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights to new shares of the same class, in which case they must be given on uniform terms to all shareholders of that class as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire (but see “—Preferred Stock—Issue of Additional Shares and Pre-emptive Rights” regarding our preferred stock).

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made at a “specially favorable” price or under “specially favorable” conditions, as described in “—Voting Rights.”

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

JASDEC is required to give us notice of the names and addresses of our shareholders, the numbers of shares held by them and other relevant information as of such record date promptly after we set each record date.

Acquisition by Us of Common Stock

We may acquire shares of common stock:

1.	by way of purchase on any Japanese stock exchange on which the shares of our common stock are listed or by way of tender offer (in either case pursuant to a resolution of the board of directors as currently authorized by our articles of incorporation);

2.	from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

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

We may hold the shares of common stock acquired, and may generally transfer or cancel such shares by resolution of the board of directors.

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

Transfer of Shares

At present, JASDEC is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of listed shares under the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc. (Law No. 75 of 2001, including regulations promulgated thereunder; the “Book-entry Law”). Under the clearing system above, in order for any person to hold, sell or otherwise dispose of listed shares, such person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Law, and only those financial institutions that meet further stringent requirements of the Book-entry Law can open accounts directly at JASDEC. Under the Book-entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. Under the Company Law and the Book-entry Law, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against us, a shareholder must have its name and address registered in our register of shareholders. Under the clearing system, such registration is made upon our receipt of necessary information from JASDEC. On the other hand, in order to assert shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders, except for shareholders’ rights to request us to purchase or sell shares constituting less than a full unit (as described in “—Unit Share System”), upon the shareholder’s request, JASDEC shall issue a notice of certain information, including the name and address of such shareholder, to us. Thereafter, such shareholder is required to present us a receipt of the request of the notice in accordance with our share handling regulations. Under the Book-entry Law, the shareholder shall exercise such shareholders’ right within four weeks after the notice above. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.

Under the clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on Japanese stock exchanges.

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

As of March 31, 2010, 914,752,000 shares of eleventh series class XI preferred stock and 36,690,000 shares of thirteenth series class XIII preferred stock were issued and there were no fractional shares of each series of preferred stock.

Preferred Dividends

Payment of annual dividends on shares of common stock is subject to the prior payment on shares of preferred stock. The amount of preferred dividends for each type of outstanding preferred stock is as follows:

•

Eleventh series class XI preferred stock bears an annual non-cumulative dividend of ¥20 per share, and in the event we pay an interim dividend, holders are entitled to receive ¥10 per share in preference to common stock.

•

Thirteenth series class XIII preferred stock bears an annual non-cumulative dividend of ¥30 per share, and in the event we pay an interim dividend, holders are entitled to receive ¥15 per share in preference to common stock.

The amount of any preferred interim dividend will be deducted from the preferred dividend payable on preferred stock in respect of the same fiscal year.

No payment of dividends on our preferred stock or any other stock may be made unless we have sufficient Distributable Amount and a resolution to pay such dividend is obtained at the relevant ordinary general meeting of shareholders, in the case of annual dividends or at the board of directors, in the case of preferred interim dividends.

Dividends on our preferred stock are non-cumulative. If the full amount of any dividend is not declared on our preferred stock in respect of any fiscal year, holders of our preferred stock do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest regardless of whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of surplus.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of our preferred stock will be entitled, equally in rank as among themselves and in preference over shares of common stock, to receive a distribution of ¥1,000 per share out of our residual assets upon our liquidation in the case of eleventh series class XI and thirteenth series class XIII preferred stock.

Holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

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

A separate resolution of a meeting of the holders of the preferred stock is required in order to approve the following matters which would prejudice the interests of the holders of the relevant preferred stock:

(i)	an amendment to the articles of incorporation to add new classes of shares to be issued, alter the terms of the shares or increase the number of authorized number of shares or authorized number of any class of shares, with certain exceptions;

(ii)	consolidation or split of shares;

(iii)	pro rated allocation of shares or stock acquisition rights to shareholders without any consideration;

(iv)	granting pre-emptive rights for new shares or stock acquisition rights to shareholders;

(v)	amalgamations or mergers;

(vi)	certain corporate splits;

(vii)	share exchanges;

(viii)	share transfers; and

(ix)	other matters set forth in the articles of incorporation.

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

Acquisition of Preferred Stock

We may, if required, subject to regulatory approval, acquire any shares of the preferred stock then outstanding at any time out of the Distributable Amount (as defined in “—Common Stock—Restriction on Distribution of Surplus”). We may also, acquire all or a portion of the thirteenth series class XIII preferred stock on or after April 1, 2013 at a price of ¥1,000 per share, with the equivalent amount of preferred dividends accrued to such acquisition, without consent of the holders of such preferred stock. When a portion of a certain class of preferred stock is acquired, such acquisition shall be made from each holder thereof in number of shares determined by way of a lot or pro rata allocation.

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

Eleventh series class XI preferred stock may, at the option of the holder thereof, be acquired at any time from July 1, 2008 to June 30, 2016 in consideration of shares of common stock of which number shall be calculated at ¥286.20 per share, subject to anti-dilution adjustments due to, among other things, issuance of new shares of our common stock at issue price below the market price. For the purpose of determining the mandatory conversion price and the conversion price adjusted pursuant to the anti-dilution clause, the market price shall mean the average price of daily closing prices of our common stock on the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the mandatory conversion date or the date on which the conversion price after the adjustment becomes effective, respectively. Anti-dilution adjustments are triggered upon an issuance of common stock at prices that are lower than the then current market price, stock splits and free allotments of common stock, and other similar events, so that the impact of these events are properly reflected in the conversion price.

The anti-dilution adjustments will generally be made in accordance with the following formula.

		Number of shares of	Number of shares of common stock ×	Subscription money per
Conversion	Conversion	common stock +	to be newly issued	share
price after =	price before ×	already issued	Current market price per share
adjustment(1)	adjustment(1)	Number of shares of	Number of shares of
		common stock already +	common stock to be newly
		issued	issued

Note:

(1)	Conversion of the preferred stock is conducted through the acquisition of the relevant shares of preferred stock by us followed by the delivery of the applicable number of shares of common stock. As such, the word “acquisition” is used in lieu of “conversion” in our articles of incorporation.

10.C. Material Contracts

There were no material contracts entered into by us for the two years preceding the filing of this annual report that were not entered into in the ordinary course of business.

10.D. Exchange Controls

Foreign Exchange and Foreign Trade Law

The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively the Foreign Exchange Law, set forth, among other matters, the regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares by non-residents of Japan and foreign investors, both as defined below. It also applies in some cases to the acquisition and holding of ADSs representing such shares acquired and held by non-residents of Japan and by foreign investors. Generally, the Foreign Exchange Law currently in effect does not affect the right of a non-resident of Japan to purchase or sell ADSs outside Japan for non-Japanese currency.

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

Dividends and Proceeds of Sales

Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of our shares by non-residents of Japan by way of a stock split is not subject to any notification or reporting requirements.

Acquisition of Shares

In general, a non-resident of Japan who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Law empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding ¥100 million to a non-resident of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer, unless the transfer is made through a bank or financial instruments business operator licensed or registered under Japanese law.

If a foreign investor acquires our shares and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the foreign investor must file a report of such acquisition with the Minister of Finance and any other competent Minister on or before the 15th day of the month following the month in which the acquisition was made, in principle. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

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

10.E. Taxation

Japanese Taxation

The following is a general summary of major Japanese tax consequences (limited to national tax) to holders of shares of our common stock or ADSs representing shares of our common stock who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan, which we refer to as “non-resident holders” in this section. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese tax authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or interpretations thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20% under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any individual shareholder who holds 5% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1,2012.

Under the income tax treaty between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a qualified United States resident eligible to enjoy treaty benefits that is either a corporation owning, directly or indirectly, less than 10% of the voting stock of a Japanese corporation or an individual is generally reduced to 10% of the gross amount actually distributed, except where such United States resident conducts business in Japan through a permanent establishment situated therein and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock or ADSs. A non-resident holder of shares of our common stock who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide such application service. With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the Depositary or its Agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends ), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure.

We do not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

Taxation of Dividends

Subject to the discussion under “—U.S. Taxation-Passive Foreign Investment Company Rules” below, the gross amount of any distribution received with respect to our shares or ADSs (including amounts withheld to reflect Japanese withholding taxes), will be taxable as dividends, to the extent paid out of the current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Such cash or non-cash income, including withheld taxes, will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder in the case of shares, or by the depositary, in the case of ADSs. Such dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

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

With respect to non-corporate U.S. investors, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to individuals paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not the shares, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

Taxation of Capital Gains

Subject to the discussion under “—U.S. Taxation-Passive Foreign Investment Company Rules” below, upon a sale or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares or ADSs exceeds one year. A U.S. holder’s tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gain or loss realized by a U.S. holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

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

Alternatively, a U.S. holder could make a mark-to-market election provided that shares or ADSs are regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. holders of ADSs because the ADSs are listed on the New York Stock Exchange which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Under current law, the mark-to-market election may be available to U.S. holders of shares because the shares are listed on the Tokyo Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the shares will be “regularly traded” for purposes of the mark-to-market election. In addition, a U.S. holder of shares in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to U.S. holders of shares because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

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

Recently enacted legislation requires certain U.S. holders to report information with respect to their investment in shares not held in an account maintained by a financial institution to the IRS. Investors who fail to report required information could become subject to substantial penalties. Potential investors are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in shares.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Progress in financial deregulation and internationalization has led to growth in the diversity and complexity of banking operations, exposing financial institutions to various risks, including credit, market operations, information technology, legal, settlement and other risks. We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures. We maintain basic policies for risk management established by our board of directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system. All yen figures and percentages in this item are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Approach to Basel II

The BIS Regulations, the regulations for international standards of the health of banks first implemented in 1992, have been revised in light of developments in risk management methods in order to better reflect the actual substance of the risks. These amended regulations, known as “Basel II,” focus on three main points. The first is minimum capital requirements relating to risk which should be maintained by banks, with respect to which the calculation method for credit risk was changed and operational risk was added. The second includes a supervisory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure. We have obtained the necessary approvals from government authorities on calculation methods for each type of risk and have been calculating capital adequacy ratios based on Basel II from March 31, 2007, when the Basel II was implemented in Japan. With regard to credit risk, we have been applying the AIRB approach, the most sophisticated of the three methods provided for by Basel II, from March 31, 2009. In addition, we have been applying the AMA for the calculation of operational risk from September 30, 2009.

Overview of Risk Management

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

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), as a result of deterioration in obligors’ financial position. We have established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex due to financial deregulation, internationalization and the growing sophistication of transactions. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. More specifically, we have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risk and respond appropriately.

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our board of directors determines the Mizuho group’s key matters pertaining to credit risk management. In addition, the portfolio management committee of Mizuho Financial Group discusses and coordinates the basic policies in connection with credit risk management and matters in connection with overall credit portfolio management and credit risk monitoring for the Mizuho group. Under the control of the Chief Risk Officer of Mizuho Financial Group, the Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The board of directors of each company determines key matters pertaining to credit risk management. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The Chief Risk Officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management division of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring, and such division regularly presents reports regarding its risk management situation to Mizuho Financial Group. Each credit division determines policies and approves/disapproves individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition, from the standpoint of internal controls, each of our principal banking subsidiaries has established internal audit divisions that are independent of the business divisions in order to ensure appropriate credit risk management.

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

Credit codes

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit code. Seeking to fulfill the bank’s public and social role, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

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

Credit review

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business division. In case the screening exceeds the authority of the division, the credit division at headquarters carries out the review. The credit division has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business division. In addition, in the case of obligors with low credit ratings and high downside risks, the business division and credit division jointly clarify their credit policy and in appropriate cases assist obligors at an early stage in working towards credit soundness.

Collection and disposal of impaired loans

With respect to collection and disposal of impaired loans, our specialist unit maintains central control and pursues corporate restructuring or collection efforts, as appropriate, toward taking the impaired loans off-balance. Specifically, we believe that supporting the restructuring efforts of corporations is an important role for financial institutions, and we support corporations undergoing restructuring by reviewing business plans, advising on restructuring methods and utilizing corporate restructuring schemes such as divestitures and mergers and acquisitions, taking advantage of our group-wide resources. These efforts have been steadily producing satisfactory results. In addition, we work on final disposal of impaired loans efficiently and swiftly by conducting bulk sales and by utilizing Mizuho Servicing Co., Ltd., our subsidiary that specializes in performing debt collection services for our group companies.

Portfolio Management

Risk Measurement

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“Expected Loss”) , the maximum loss within a certain confidence interval (“credit VaR”). The difference between expected loss and credit VaR is measured as the credit risk amount (“ Unexpected Loss”).

In establishing transaction spread guidelines for credit transactions, we aim to ensure an appropriate return from the transaction in light of the level of risk by utilizing credit cost data as a reference. Also, we monitor our credit portfolio from various perspectives and set certain limits so that losses incurred through a hypothetical realization of the full credit VaR would be within the amount of risk capital and loan loss reserves.

Risk Control Methods

We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We make appropriate management to control these risks in line with our specific guidelines for each. The individual risk management divisions of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees.

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

The Risk Management Division of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. The Risk Management Division assesses and manages the overall market risk of the Mizuho group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the chief executive officer on a daily basis and to our board of directors and the executive management committee of Mizuho Financial Group on a regular basis.

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

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and Mizuho Securities which account for most of the Mizuho group’s exposure to market risk have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their boards of directors determine important matters relating to market risk management while their chief executive officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & market risk management committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management and propose responses to emergencies such as sudden market changes. The Chief Risk Officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common Mizuho group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

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

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2010, and the corresponding paired distribution of profits and losses:

We had no case where profits/losses exceeded value-at-risk during the period.

Because the value-at-risk method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. In addition, we conduct stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity. The table below shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

Assumed maximum loss results	As of March 31, 2010
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥30.3
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	¥35.4

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

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 8.8% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital increased from the previous fiscal year due mainly to the expansion of interest rate risk related to the U.S. dollar for the fiscal year ended March 31, 2010.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2008	¥679.3	¥7,708.3	8.8%
As of March 31, 2009	532.4	6,223.6	8.5
As of March 31, 2010	681.4	7,658.0	8.8
Effect of yen interest rate	487.0
Effect of dollar interest rate	128.8
Effect of euro interest rate	56.5

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

Value-at-Risk

We use the value-at-risk (the “VaR”) method, supplemented with stress testing, as our principal tool to measure market risk. The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading Activities

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2008, 2009 and 2010 and as of March 31, 2008, 2009 and 2010:

	Fiscal year ended March 31, 2008			As of March 31, 2008
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.8	¥1.5	¥2.6
Foreign exchange	2.0	6.4	0.9	4.4
Equities	1.6	2.8	0.8	1.3
Commodities	0.2	0.3	0.1	0.1

Total	¥4.4	¥7.9	¥3.0	¥6.7

	Fiscal year ended March 31, 2009			As of March 31, 2009
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.9	¥1.6	¥2.2
Foreign exchange	2.4	5.1	1.0	2.6
Equities	1.3	2.3	0.3	0.5
Commodities	0.2	0.3	0.0	0.0

Total	¥4.7	¥7.7	¥3.3	¥3.8

	Fiscal year ended March 31, 2010			As of March 31, 2010
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.9	¥1.0	¥1.2
Foreign exchange	1.4	2.7	0.4	2.1
Equities	1.2	3.2	0.3	0.3
Commodities	0.1	0.3	0.0	0.0

Total	¥3.1	¥4.8	¥2.1	¥2.8

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2010:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2008	2009	2010	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥6.7	¥3.8	¥2.8	¥(0.9)
Maximum	7.9	7.7	4.8	(2.8)
Minimum	3.0	3.3	2.1	(1.1)
Average	4.4	4.7	3.1	(1.5)
The number of cases where profits/losses exceeded VaR	no cases	1	no cases

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategic equity portfolio for the year ended March 31, 2010.

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2008	2009	2010	Change
	(in billions of yen)
As of fiscal year end	¥258.6	¥248.1	¥167.0	¥(81.1)
Maximum	303.9	335.8	255.6	(80.2)
Minimum	160.5	173.3	160.2	(13.0)
Average	226.8	251.5	206.4	(45.0)

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

	As of March 31,
	2008	2009	2010	Change
	(in billions of yen)
Up to one year	¥(7)	¥(9)	¥(10)	¥(0)
From one to five years	(14)	(25)	(28)	(3)
Over five years	(27)	(18)	(14)	4

Total	¥(48)	¥(53)	¥(53)	¥0

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2009	2010	Change
	(in billions of yen)
Calculated using standardized measurement method	¥64.1	¥77.9	¥13.7
Calculated using internal models	43.2	25.9	(17.2)

Total market risk equivalent	¥107.3	¥103.8	¥(3.5)

Note:

VaR used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities and Trust & Custody Services Bank respectively manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

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

Measurement of operational risk equivalent

Implementation of the AMA

We have been implementing the AMA from September 30, 2009, in place of the gross profit allocation approach (The Standardized Approach (TSA)) that we had been using previously, for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel II. However, we use the Basic Indicator Approach (BIA) for entities that are deemed to be less important in the measurement of operational risk equivalent and for entities that are preparing to implement the AMA. The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios but also as Operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

Outline of the AMA

•	Outline of measurement system

We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis and business environment; and internal control factors (BEICFs). A statistical approach (one year holding period / one-tailed 99.9 percentile confidence interval) is taken for the calculation of operational risk equivalent, employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.

In the measurement of operational risk equivalent as of March 31, 2010, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2010, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

•	Operational risk by the loss event type

Loss Distribution (Compound Poisson Distribution) Approach (LDA) is adopted for the calculation of operational risk. LDA is based on the assumption that Poisson Distribution applies to the occurrence frequency of operational risk events, and loss severity is expressed through a separate distribution. Operational risk is calculated for each of the seven loss event types employing both internal loss data, based on our actual experience as operational loss events and scenario data. Scenario data, expressed as numerical values of occurrence frequency and loss severity, reflects external loss data and BEICFs, in order to estimate unexperienced potential future loss events (of low frequency and high severity).

“Frequency Distribution” and “Severity Distribution” are estimated employing the above mentioned internal loss data and scenario data, and Monte-Carlo simulations are then applied to these distributions to measure operational risk. The detailed steps of creation of scenario data are explained later in “(3) Scenario Analysis.”

•	Estimation of “Frequency Distribution” and “Loss Severity Distribution”

“Frequency Distribution” is estimated by applying information on occurrence frequency of both internal loss data and scenario data to Poisson Distribution. “Loss Severity Distribution” is generated as the result of combining, through a statistical approach (Extreme Value Theory), of the actual distribution for the low severity distribution portion created by internal loss data and another loss distribution (Log-normal Distribution or Generalized Pareto Distribution) for the high severity distribution portion created by scenario data.

•	Operational risk of large-scale natural disasters

Monte-Carlo simulation is applied to the datasets expressed as a combination of the probability of occurrence of large-scale natural disasters and the probable loss amount in case of such occurrence, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution.”

•	Operational risk of litigation

Each litigation is converted into data according to the profile of the individual litigation to which Monte-Carlo simulation is applied, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution.” In the measurement process, we assume that final decisions will be made on all litigation within one year.

•	Verification

We confirm the appropriateness of the measurement model by verifying it, in principle, semi-annually.

Scenario analysis

•	Outline of scenario analysis

In the process of scenario analysis, scenario data is created as numerical values of occurrence frequency and loss severity reflecting external loss data and BEICFs, in order to estimate unexperienced potential future operational risk events (of low frequency and high severity).

As for external loss data, we refer to data publicly reported by domestic and overseas media, and such data are reflected in the estimation of occurrence frequency and loss severity distribution in the process of scenario analysis. In addition, BEICFs are utilized as indices to adjust occurrence frequency and loss severity distribution in the process of scenario analysis.

We categorize scenario analyses into four approaches in accordance with the characteristics of each loss event type and risk management structures.

Approach	Loss event type(s) to be applied
A	Internal fraud / External fraud / Clients, products and business practices / Execution, delivery and process management
B	Employment practices and workplace safety
C	Damage to physical assets
D	Business disruption and system failure

At Mizuho Financial Group, loss event types to which Approach A is applied account for a considerable amount of operational risk. The detailed process of Approach A is explained below as a typical example of scenario analysis.

•	Setting units for scenario analysis

In order to ensure completeness and sufficiency, we set units that are commonly applied across group entities that adopt AMA (the “Group Entities”) by referencing and categorizing risk scenarios recognized through control self-assessment, internal loss data of the Group Entities and external loss data, etc. Then each of the Group Entities selects the unit on which scenario analysis is conducted from the units established on a groupwide basis in accordance with its business activities and operational risk profile.

•	Estimation of occurrence frequency

Basic occurrence frequency (once a year) is calculated for each scenario analysis unit. If a certain scenario analysis unit has relative internal loss data of a pre-determined threshold amount or above, its basic occurrence frequency is calculated based on such data, and if not, the basic occurrence frequency

(the occurrence frequency per year of losses at or above a pre-determined threshold) is calculated with reference to the situation of occurrence of internal loss data of less than the threshold amount and/or external loss data. The basic occurrence frequency is then adjusted within a pre-determined range for the purpose of reflecting the most recent BEICF to determine the final occurrence frequency.

•	Estimation of loss severity distribution

In order to estimate loss severity distribution, we use a pre-determined series of severity ranges. Basic loss severity distribution is calculated for each scenario analysis unit as an occurrence ratio (in percentile figures) of loss at each severity range when losses at or above a pre-determined threshold occurred, with reference to transaction amount data, external loss data, etc. Then the basic severity distribution is adjusted, if necessary, from the viewpoint of statistical data processing to determine the final loss severity distribution.

•	Creation of scenario data

For each scenario analysis unit, scenario data is generated as a series of combinations of occurrence frequency per year at each severity range, based on the final occurrence frequency and the final loss severity distribution.

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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depository Shares

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The table below sets out such fees payable to the depository:

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	– Execution and delivery of ADRs and the surrender of ADRs

$.02 (or less) per ADS	– Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	– Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

Registration or transfer fees	– Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	– Cable, telex and facsimile transmissions expenses (as are expressly provided in the deposit agreement) – Converting foreign currency to U.S. dollars

Taxes and other governmental charges	– As necessary

Any other charge incurred by the depositary or its agents in connection with the servicing of the deposited securities	– As necessary

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depository will reimburse us, and the terms and conditions of the annual reimbursement are subject to be reviewed by us and BNYM on an annual basis. In the fiscal year ended March 31, 2010, the depositary reimbursed us $75,000 as portion of our investor relations expenses and legal fees.

PART II

ITEM 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL	MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS	AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2010 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2010 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2010.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2010, which appears on page F-3.

Attestation Report of the Registered Public Accounting Firm

See the attestation report of our independent registered public accounting firm, Ernst & Young ShinNihon LLC, which appears on page F-3.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC (“E&Y”), our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2009 and 2010 are presented in the following table:

	Fiscal year ended March 31,
	2009	2010
	(in millions of yen)
Audit fees(1)	¥4,783	¥4,740
Audit-related fees(2)	512	538
Tax fees(3)	74	83
All other fees(4)	22	4

Total	¥5,391	¥5,365

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2010:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2009	3,132	¥198	—	—
May 1 to May 31, 2009	2,186	224	—	—
June 1 to June 30, 2009	1,838	243	—	—
July 1 to July 31, 2009	3,650	212	—	—
August 1 to August 31, 2009	2,380	225	—	—
September 1 to September 30, 2009	1,730	207	—	—
October 1 to October 31, 2009	1,222	178	—	—
November 1 to November 30, 2009	740	174	—	—
December 1 to December 31, 2009	1,781	170	—	—
January 1 to January 31, 2010	1,381	178	—	—
February 1 to February 28, 2010	1,599	176	—	—
March 1 to March 31, 2010	2,028	182	—	—

Total	23,667	¥201	—	—

Note:

(1)	A total of 23,667 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2010, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

A NYSE-listed foreign private issuer is required to provide to its US investors, a brief, general summary of the significant differences of corporate governance practices that differ from US companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•

A NYSE-listed U.S. company is required to have a majority of directors, and an audit committee composed entirely of directors, that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. Under the Japanese Company Law, we are required to have a corporate governance system based on either (i) a board of corporate auditors or (ii) committees. We adopt a corporate governance system based on a board of corporate auditors. The basic function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a NYSE-listed U.S. company, i.e., to monitor the performance of the directors and review and express opinions on the method of auditing by the independent public accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Under the Company Law, we are required to have at least half of our corporate auditors be outside corporate auditors who meet the independence requirements under the Company Law. Currently, three of our five corporate auditors are outside corporate auditors who meet such independence requirements. In addition, none of the corporate auditors may at the same time be directors, managers or employees of the company or any subsidiaries, or accounting participants or executive officers of such subsidiaries. While the Company Law does not require corporate auditors to have expertise in accounting or other special knowledge and experience, one of our corporate auditors is a certified public accountant. We rely on an exemption from the audit committee requirements imposed by Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which is available to foreign private issuers with a board of auditors (or similar body) meeting specified criteria. With respect to our board of corporate auditors, the criteria that we meet include the following:

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

Under the Company Law, companies that adopt a corporate governance system based on a board of corporate auditors, such as us, are note required to maintain directors that are outside directors who meet the independence requirements under the Company Law. However, three of our nine directors are outside directors who meet such requirements.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. While we, a company that has corporate auditors, are not required to establish a nominating committee or a compensation committee under Japanese law, we voluntarily established similar committees, each with six members, three of which are outside directors, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

•

A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors. Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors.

•

The Company Law of Japan requires that the aggregate amount of remuneration to be paid to all directors and the aggregate amount of remuneration to be paid to all corporate auditors to be determined by a resolution of a general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. Such remuneration includes bonuses, retirement allowances and incentive stock options. Based on the above resolution, the distribution of remuneration among directors is broadly delegated to our board of directors, which takes into consideration of the advisory opinion by the compensation committee, and the distribution of remuneration among corporate auditors is determined by consultation among our corporate auditors.

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

ITEM 18.    FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003 and amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.***

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2008, 2009 and 2010. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2008			2009			2010
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	779	25	3.18%	1,903	12	0.63%	176	1	0.56%
Foreign	1,439	53	3.72%	942	26	2.76%	1,056	8	0.78%

Total	2,218	78	3.53%	2,845	38	1.34%	1,232	9	0.75%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	7,544	49	0.65%	6,988	40	0.57%	5,712	10	0.17%
Foreign	11,260	535	4.75%	8,739	169	1.93%	8,412	38	0.45%

Total	18,804	584	3.11%	15,727	209	1.33%	14,124	48	0.34%

Trading account assets:
Domestic	7,389	34	0.46%	5,972	37	0.63%	6,547	37	0.57%
Foreign	4,337	50	1.16%	14,180	250	1.76%	17,034	167	0.98%

Total	11,726	84	0.72%	20,152	287	1.43%	23,581	204	0.87%

Investments:
Domestic	27,900	282	1.01%	26,472	264	1.00%	32,349	229	0.71%
Foreign	9,840	447	4.54%	3,623	103	2.83%	3,261	49	1.50%

Total	37,740	729	1.93%	30,095	367	1.22%	35,610	278	0.78%

Loans (Note):
Domestic	57,662	1,020	1.77%	59,387	1,019	1.72%	57,074	864	1.51%
Foreign	10,861	615	5.66%	10,670	464	4.35%	10,206	229	2.25%

Total	68,523	1,635	2.39%	70,057	1,483	2.12%	67,280	1,093	1.63%

Total interest-earning assets:
Domestic	101,274	1,410	1.39%	100,722	1,372	1.36%	101,858	1,141	1.12%
Foreign	37,737	1,700	4.50%	38,154	1,012	2.65%	39,969	491	1.23%

Total	139,011	3,110	2.24%	138,876	2,384	1.72%	141,827	1,632	1.15%

Noninterest-earning assets:
Cash and due from banks	1,922			1,713			2,959
Other noninterest-earning assets	7,248			7,369			6,254
Allowance for loan losses	(1,088)			(904)			(1,062)

Total noninterest-earning assets	8,082			8,178			8,151

Total average assets	147,093			147,054			149,978

Note:	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.

Within total average assets, the percentage attributable to foreign activities was 26.7%, 27.4% and 28.0%, respectively, for the fiscal years ended March 31, 2008, 2009 and 2010.

	2008			2009			2010
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	64,296	337	0.52%	67,047	287	0.43%	66,946	137	0.21%
Foreign	9,349	417	4.46%	7,250	200	2.75%	7,794	58	0.74%

Total	73,645	754	1.02%	74,297	487	0.66%	74,740	195	0.26%

Debentures—Domestic	3,965	24	0.60%	2,755	18	0.64%	1,938	12	0.62%
Short-term borrowings (Note):
Domestic	19,043	158	0.83%	21,299	150	0.71%	21,684	48	0.22%
Foreign	15,539	738	4.75%	11,871	225	1.89%	11,600	34	0.30%

Total	34,582	896	2.59%	33,170	375	1.13%	33,284	82	0.25%

Trading account liabilities:
Domestic	4,233	8	0.19%	2,442	7	0.27%	2,242	10	0.46%
Foreign	3,361	19	0.56%	7,357	11	0.16%	10,134	21	0.20%

Total	7,594	27	0.36%	9,799	18	0.18%	12,376	31	0.25%

Long-term debt:
Domestic	7,548	188	2.48%	8,010	178	2.22%	9,063	194	2.14%
Foreign	785	23	2.97%	889	26	2.92%	842	14	1.63%

Total	8,333	211	2.53%	8,899	204	2.29%	9,905	208	2.10%

Total interest-bearing liabilities:
Domestic	99,085	715	0.72%	101,553	640	0.63%	101,873	401	0.39%
Foreign	29,034	1,197	4.12%	27,367	462	1.69%	30,370	127	0.42%

Total	128,119	1,912	1.49%	128,920	1,102	0.85%	132,243	528	0.40%

Noninterest-bearing liabilities	14,762			15,714			15,578

Equity	4,212			2,420			2,157

Total average liabilities and equity	147,093			147,054			149,978

Net interest income and average interest rate spread		1,198	0.75%		1,282	0.87%		1,104	0.75%

Net interest income as a percentage of average total interest-earning assets			0.86%			0.92%			0.78%

Note:	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, Commercial paper, and Other short-term borrowings.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 21.2%, 22.3% and 23.2%, respectively, for the fiscal years ended March 31, 2008, 2009 and 2010.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008 and the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2008			Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2009
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	7	(20)	(13)	(10)	(1)	(11)
Foreign	(16)	(12)	(28)	1	(19)	(18)

Total	(9)	(32)	(41)	(9)	(20)	(29)

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(4)	(6)	(10)	(6)	(24)	(30)
Foreign	(100)	(265)	(365)	(6)	(125)	(131)

Total	(104)	(271)	(375)	(12)	(149)	(161)

Trading account assets:
Domestic	(7)	10	3	4	(4)	—
Foreign	163	37	200	28	(111)	(83)

Total	156	47	203	32	(115)	(83)

Investments:
Domestic	(14)	(3)	(17)	42	(77)	(35)
Foreign	(216)	(128)	(344)	(10)	(44)	(54)

Total	(230)	(131)	(361)	32	(121)	(89)

Loans:
Domestic	30	(31)	(1)	(39)	(116)	(155)
Foreign	(11)	(140)	(151)	(19)	(216)	(235)

Total	19	(171)	(152)	(58)	(332)	(390)

Total interest and dividend income:
Domestic	12	(50)	(38)	(9)	(222)	(231)
Foreign	(180)	(508)	(688)	(6)	(515)	(521)

Total	(168)	(558)	(726)	(15)	(737)	(752)

	Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2008			Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2009
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest expense:
Deposits:
Domestic	11	(61)	(50)	—	(150)	(150)
Foreign	(80)	(137)	(217)	4	(146)	(142)

Total	(69)	(198)	(267)	4	(296)	(292)

Debentures—Domestic	(7)	1	(6)	(5)	(1)	(6)
Short-term borrowings:
Domestic	16	(24)	(8)	1	(103)	(102)
Foreign	(145)	(368)	(513)	(5)	(186)	(191)

Total	(129)	(392)	(521)	(4)	(289)	(293)

Trading account liabilities:
Domestic	(3)	2	(1)	(1)	4	3
Foreign	6	(14)	(8)	5	5	10

Total	3	(12)	(9)	4	9	13

Long-term debt:
Domestic	10	(20)	(10)	22	(6)	16
Foreign	3	—	3	(1)	(11)	(12)

Total	13	(20)	(7)	21	(17)	4

Total interest expense:
Domestic	27	(102)	(75)	17	(256)	(239)
Foreign	(216)	(519)	(735)	3	(338)	(335)

Total	(189)	(621)	(810)	20	(594)	(574)

Net interest income:
Domestic	(15)	52	37	(26)	34	8
Foreign	36	11	47	(9)	(177)	(186)

Total	21	63	84	(35)	(143)	(178)

II. Investment portfolio

The following table shows amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2008, 2009 and 2010:

	2008			2009			2010
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	16,216	16,212	(4)	18,450	18,458	8	28,272	28,229	(43)
Agency mortgage-backed securities (1)	251	252	1	160	157	(3)	474	477	3
Corporate bonds and other debt securities	5,566	5,574	8	4,735	4,717	(18)	4,406	4,428	22
Equity securities (marketable)	2,502	4,392	1,890	2,221	2,854	633	1,972	3,248	1,276

Total domestic	24,535	26,430	1,895	25,566	26,186	620	35,124	36,382	1,258

Foreign:
U.S. Treasury bonds	2,571	2,550	(21)	190	194	4	112	112	—
Other foreign gov’t bonds	1,769	1,868	99	182	182	—	318	319	1
Agency mortgage-backed securities (2)	1,311	1,269	(42)	48	49	1	56	58	2
Corporate bonds and other debt securities	2,160	2,135	(25)	946	928	(18)	870	894	24
Equity securities (marketable)	118	120	2	16	16	—	35	36	1

Total foreign	7,929	7,942	13	1,382	1,369	(13)	1,391	1,419	28

Total	32,464	34,372	1,908	26,948	27,555	607	36,515	37,801	1,286

Held-to-maturity securities:
Domestic:
Japanese government bonds	490	490	—	50	50	—	600	604	4
Corporate bonds and other debt securities	49	49	—	11	11	—	3	3	—

Total domestic	539	539	—	61	61	—	603	607	4

Foreign:
U.S. Treasury bonds	240	245	5	118	119	1	—	—	—

Total foreign	240	245	5	118	119	1	—	—	—

Total	779	784	5	179	180	1	603	607	4

Notes:

(1)	All of domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2010. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	15,597	0.38%	10,145	0.44%	1,738	0.66%	749	0.88%	28,229	0.43%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	477	1.91%	477	1.91%
Corporate bonds and other debt securities	440	0.87%	2,355	1.06%	531	1.18%	1,102	1.86%	4,428	1.25%

Total domestic	16,037	0.39%	12,500	0.55%	2,269	0.78%	2,328	1.55%	33,134	0.56%

Foreign:
U.S. Treasury bonds	2	0.06%	110	1.35%	—	—%	—	—%	112	1.33%
Other foreign gov’t bonds	268	1.29%	50	1.86%	1	6.23%	—	—%	319	1.39%
Agency mortgage-backed securities	2	6.59%	—	—%	—	—%	56	5.17%	58	5.23%
Corporate bonds and other debt securities	216	3.62%	432	1.56%	105	0.84%	141	0.64%	894	1.85%

Total foreign	488	2.34%	592	1.54%	106	0.89%	197	1.92%	1,383	1.84%

Total	16,525	0.45%	13,092	0.60%	2,375	0.78%	2,525	1.57%	34,517	0.61%

Held-to-maturity securities:
Domestic:
Japanese government bonds	—	—%	600	0.67%	—	—%	—	—%	600	0.67%
Corporate bonds and other debt securities	1	1.04%	2	1.46%	—	—%	—	—%	3	1.26%

Total domestic	1	1.04%	602	0.67%	—	—%	—	—%	603	0.67%

Total	1	1.04%	602	0.67%	—	—%	—	—%	603	0.67%

Other than Japanese government bonds and Japanese agency mortgage-backed securities issued by Japan Housing Finance Agency, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2010.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 5 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2006, 2007, 2008, 2009 and 2010.

	2006 (1)	2007 (1)	2008 (1)	2009 (1)	2010
	(in billions of yen)
Domestic:
Manufacturing	7,766	7,649	7,794	8,903	8,065
Construction	1,303	1,270	1,250	1,306	1,165
Real estate	8,077	7,733	7,596	7,302	6,689
Services	5,802	5,885	5,460	5,324	5,153
Wholesale and retail	6,903	6,361	6,069	5,978	5,306
Transportation	2,979	2,790	2,662	2,716	2,558
Banks and other financial institutions	6,455	4,141	4,086	4,727	4,290
Government and public institutions	4,574	6,099	5,807	8,655	5,459
Other industries (2)	5,166	5,440	5,051	4,636	4,011
Individuals:
Mortgage loans	10,638	10,677	10,791	11,067	11,093
Other	1,039	1,039	893	832	789

Total domestic	60,702	59,084	57,459	61,446	54,578

Foreign:
Commercial and industrial	6,105	7,964	8,815	8,680	7,237
Banks and other financial institutions	1,437	1,675	1,545	2,224	1,722
Government and public institutions	331	366	415	301	292
Other (2)	205	185	94	94	32

Total foreign	8,078	10,190	10,869	11,299	9,283

Total	68,780	69,274	68,328	72,745	63,861
Less: Unearned income and deferred loan fees—net	69	91	106	88	78

Total loans before allowance for loan losses	68,711	69,183	68,222	72,657	63,783

Notes:

(1)	Following the revision of Japan Standard Industrial Classification, the MHFG Group partially changed the classification of the industry. Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.
(2)	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2010:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,330	3,222	513	8,065
Construction	755	371	39	1,165
Real estate	2,240	3,056	1,393	6,689
Services	2,677	2,039	437	5,153
Wholesale and retail	3,504	1,585	217	5,306
Transportation	905	1,407	246	2,558
Banks and other financial institutions	2,373	1,400	517	4,290
Government and public institutions	4,450	592	417	5,459
Other industries	2,836	854	321	4,011
Individuals	1,394	2,441	8,047	11,882

Total domestic	25,464	16,967	12,147	54,578
Foreign:
Total foreign	3,173	4,472	1,638	9,283

Total	28,637	21,439	13,785	63,861

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2010 were as follows:

(in billions of yen)
Floating rates	25,383
Fixed rates	9,841

Total	35,224

Impaired loans

The MHFG Group considers both loans that are subject to impairment under ASC 310, “Receivables” (“ASC 310)” and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Restructured loans and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. The following table shows the distribution of impaired loans at March 31, 2006, 2007, 2008, 2009 and 2010 by domicile and industry of borrower:

	2006	2007	2008	2009	2010
	(in billions of yen)
Domestic:
Manufacturing	106	97	161	213	270
Construction	53	71	88	87	72
Real estate	188	119	106	309	230
Services	140	168	200	213	181
Wholesale and retail	203	217	243	160	159
Transportation	316	371	115	104	99
Banks and other financial institutions	5	293	178	26	21
Other industries	9	9	12	40	41
Individuals	139	137	146	165	201

Total domestic	1,159	1,482	1,249	1,317	1,274
Foreign:
Total foreign	70	47	46	115	130

Total impaired loans	1,229	1,529	1,295	1,432	1,404

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic nonaccrual loans outstanding during the fiscal year ended March 31, 2010 would have been ¥40 billion, of which ¥27 billion was included in interest income on loans in the consolidated statements of income. Gross interest income which would have been accrued at the original contractual terms on foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2010 was ¥10 billion, of which ¥8 billion was included in interest income on loans in the consolidated statements of income.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2008:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
United States	3,093	490	2,770	6,353	4.20%	2,139
Germany	3,171	223	194	3,588	2.37%	249
United Kingdom	100	323	755	1,178	0.78%	490
France	704	338	123	1,165	0.77%	351

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2009:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
United States	1,416	1,205	1,602	4,223	2.72%	1,837
Germany	1,923	364	217	2,504	1.61%	203
France	223	799	233	1,255	0.81%	260
United Kingdom	17	368	820	1,205	0.78%	346

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2010:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
United States	2,548	509	1,672	4,729	2.99%	1,822
Germany	3,100	114	163	3,377	2.13%	172
France	964	288	245	1,497	0.95%	268

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2006, 2007, 2008, 2009, and 2010:

	2006	2007	2008	2009	2010
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	1,207	812	946	650	870
Provision (credit) for loan losses	(158)	182	(58)	567	222

Charge-offs:
Domestic:
Manufacturing	38	11	31	39	17
Construction	11	3	8	24	4
Real estate	85	5	4	93	52
Services	29	18	89	18	17
Wholesale and retail	45	26	41	57	48
Transportation	5	—	4	4	2
Banks and other financial institutions	1	6	53	19	1
Other industries	12	5	13	9	26
Individuals	64	18	17	24	27

Total domestic	290	92	260	287	194
Total foreign	16	19	11	57	66

Total charge-offs	306	111	271	344	260

Recoveries:
Domestic:
Manufacturing	4	3	2	3	7
Construction	6	2	1	1	4
Real estate	21	3	14	3	21
Services	10	13	7	2	3
Wholesale and retail	11	5	7	4	5
Transportation	—	—	—	1	—
Banks and other financial institutions	1	—	4	—	4
Other industries	2	3	1	2	1
Individuals	6	3	3	3	3

Total domestic	61	32	39	19	48
Total foreign	13	26	8	10	6

Total recoveries	74	58	47	29	54

Net charge-offs	232	53	224	315	206

Others (Note)	(5)	5	(14)	(32)	(6)
Balance at end of fiscal year	812	946	650	870	880

Ratio of net charge-offs to average loans outstanding	0.35%	0.08%	0.33%	0.45%	0.31%

Note:	Others include primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2006, 2007, 2008, 2009 and 2010:

	2006		2007		2008		2009		2010
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	62	11.33%	61	11.06%	75	11.43%	124	12.26%	165	12.63%
Construction	28	2.27%	30	2.17%	31	2.09%	34	2.00%	31	1.82%
Real estate	74	10.24%	57	9.60%	49	9.50%	123	8.54%	97	10.47%
Services	91	9.17%	107	8.83%	90	8.15%	111	7.39%	96	8.07%
Wholesale and retail	144	10.08%	116	9.18%	117	8.93%	106	8.26%	102	8.31%
Transportation	115	4.06%	142	3.75%	41	3.68%	45	3.56%	71	4.01%
Banks and other financial institutions	85	9.51%	219	6.19%	74	6.37%	27	6.92%	29	6.72%
Other industries (Note)	9	14.19%	13	16.66%	10	15.90%	36	18.29%	32	14.83%
Individuals	139	17.41%	152	17.85%	119	18.04%	121	17.25%	128	18.60%
Mortgage loans	107	15.49%	115	15.92%	86	16.28%	89	15.65%	101	17.37%
Other	32	1.92%	37	1.93%	33	1.76%	32	1.60%	27	1.23%

Total domestic	747	88.26%	897	85.29%	606	84.09%	727	84.47%	751	85.46%
Total foreign	65	11.74%	49	14.71%	44	15.91%	143	15.53%	129	14.54%

Total allowance for loan losses	812	100.00%	946	100.00%	650	100.00%	870	100.00%	880	100.00%

Note:	Other industries include government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2008, 2009 and 2010:

	2008		2009		2010
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	9,675	—%	9,595	—%	9,865	—%
Interest-bearing demand deposits	27,475	0.31%	27,532	0.17%	27,744	0.04%
Deposits at notice (Note)	600	0.20%	572	0.15%	638	0.04%
Time deposits	27,551	0.71%	28,995	0.60%	29,741	0.35%
Certificates of deposit	8,670	0.65%	9,948	0.65%	8,823	0.23%

Foreign offices, principally from banks located in foreign countries:
Noninterest-bearing demand deposits	365	—%	429	—%	479	—%
Interest-bearing deposits, principally time deposits	7,980	4.20%	6,521	2.68%	6,491	0.75%
Certificates of deposit	1,369	5.93%	729	3.44%	1,303	0.69%

Total	83,685	0.90%	84,321	0.58%	85,084	0.23%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The amounts of total deposits by foreign depositors in domestic offices at March 31, 2008, 2009 and 2010 were ¥1,132 billion, ¥627 billion and ¥366 billion, respectively.

At March 31, 2010, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$107 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2010) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	9,336	8,255	17,591
Due after three months through six months	4,360	279	4,639
Due after six months through twelve months	3,506	26	3,532
Due after twelve months	1,558	4	1,562

Total	18,760	8,564	27,324
Foreign offices	5,704	1,724	7,428

Total	24,464	10,288	34,752

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2008, 2009 and 2010:

	2008	2009	2010
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	1,210	1,058	1,041
Maximum balance outstanding at any month-end during the fiscal year	1,266	1,230	1,304
Balance at end of fiscal year	1,120	986	1,025
Weighted average interest rate during the fiscal year	0.73%	0.64%	0.47%
Weighted average interest rate on balance at end of fiscal year	0.70%	0.53%	0.43%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	28,538	25,855	25,119
Maximum balance outstanding at any month-end during the fiscal year	32,300	28,255	27,347
Balance at end of fiscal year	25,300	19,936	24,687
Weighted average interest rate during the fiscal year	2.87%	1.18%	0.23%
Weighted average interest rate on balance at end of fiscal year	2.46%	0.38%	0.14%

Commercial paper and other short-term borrowings:
Average balance outstanding during the fiscal year	4,834	6,257	7,124
Maximum balance outstanding at any month-end during the fiscal year	7,048	9,561	9,930
Balance at end of fiscal year	5,374	8,715	9,046
Weighted average interest rate during the fiscal year	1.38%	1.01%	0.28%
Weighted average interest rate on balance at end of fiscal year	0.83%	0.41%	0.15%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 29, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 29, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2010 and our report dated July 29, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 29, 2010

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2009 AND 2010

	2009	2010
	(in millions of yen)
Assets:
Cash and due from banks (Note 10)	2,732,912	3,399,459
Interest-bearing deposits in other banks (Note 10)	3,128,135	2,027,054
Call loans and funds sold	144,505	607,017
Receivables under resale agreements	6,276,539	7,131,621
Receivables under securities borrowing transactions	5,819,418	5,744,901
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,054,073 million in 2009 and ¥7,750,764 million in 2010) (Notes 4, 10 and 29)	31,006,311	31,527,969
Investments (Notes 5, 10 and 29):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,502,478 million in 2009 and ¥3,766,797 million in 2010)	27,554,734	37,801,365
Held-to-maturity securities	179,134	603,379
Other investments	1,011,838	847,928
Loans (Notes 6, 7, 10 and 29)	72,657,095	63,782,851
Allowance for loan losses	(869,786)	(879,433)

Loans, net of allowance	71,787,309	62,903,418
Premises and equipment—net (Note 8)	899,748	1,047,917
Due from customers on acceptances	54,208	51,010
Accrued income	296,208	265,747
Goodwill (Note 9)	15,016	15,016
Intangible assets (Notes 3 and 9)	10,018	80,994
Deferred tax assets (Note 21)	791,462	826,157
Other assets (Notes 6, 10, 15, 22 and 29)	3,375,536	3,470,504

Total assets	155,083,031	158,351,456

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2009 AND 2010

	2009	2010
	(in millions of yen)
Liabilities and equity:
Deposits (Notes 10 and 11):
Domestic:
Noninterest-bearing deposits	11,843,441	11,100,878
Interest-bearing deposits	67,114,628	67,136,833
Foreign:
Noninterest-bearing deposits	470,757	530,818
Interest-bearing deposits	7,646,901	8,007,722
Debentures (Note 12)	2,300,460	1,517,798
Due to trust accounts (Note 13)	986,148	1,025,431
Call money and funds purchased	6,449,830	5,786,370
Payables under repurchase agreements	9,183,363	12,075,799
Payables under securities lending transactions	4,302,824	6,824,807
Commercial paper	315,819	150,834
Other short-term borrowings	8,399,639	8,894,961
Trading account liabilities (Notes 4 and 29)	21,507,485	19,402,556
Bank acceptances outstanding	54,208	51,010
Income taxes payable (Note 21)	22,239	17,753
Deferred tax liabilities (Note 21)	7,443	11,705
Accrued expenses	216,206	207,677
Long-term debt (including liabilities accounted for at fair value of ¥267,539 million in 2009, and ¥353,604 million in 2010) (Notes 14 and 29)	8,017,770	8,482,434
Other liabilities (Notes 15, 22, 25 and 29)	5,206,690	3,794,052

Total liabilities	154,045,851	155,019,438

Commitments and contingencies (Note 25)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 16)	948,641	535,971
Common stock (Note 17)—no par value, authorized 24,115,759,000 shares in 2009, and 24,115,759,000 shares in 2010, and issued 11,178,940,660 shares in 2009, and 15,494,397,690 shares in 2010	3,386,792	4,324,705
Accumulated deficit	(3,293,692)	(2,325,109)
Accumulated other comprehensive income (loss), net of tax	(189,476)	435,832
Less: Treasury stock, at cost—Common stock 11,335,903 shares in 2009, and 9,397,093 shares in 2010	(6,218)	(5,184)

Total MHFG shareholders’ equity	846,047	2,966,215
Noncontrolling interests (Note 26)	191,133	365,803

Total equity	1,037,180	3,332,018

Total liabilities and equity	155,083,031	158,351,456

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions of yen)
Interest and dividend income:
Loans, including fees (Note 6)	1,634,902	1,482,824	1,093,463
Investments:
Interest	637,455	269,529	203,744
Dividends	91,131	97,395	74,226
Trading account assets	84,426	287,458	204,088
Call loans and funds sold	13,568	8,937	3,432
Receivables under resale agreements and securities borrowing transactions	570,434	199,966	44,147
Deposits	78,344	38,082	9,182

Total interest and dividend income	3,110,260	2,384,191	1,632,282

Interest expense:
Deposits	754,180	487,470	195,543
Debentures	23,746	17,594	11,960
Trading account liabilities	27,107	18,028	30,743
Call money and funds purchased	59,829	48,259	10,948
Payables under repurchase agreements and securities lending transactions	760,367	257,338	46,104
Other short-term borrowings	75,498	69,820	24,958
Long-term debt	210,795	203,506	207,903

Total interest expense	1,911,522	1,102,015	528,159

Net interest income	1,198,738	1,282,176	1,104,123
Provision (credit) for loan losses (Notes 6 and 7)	(57,766)	567,396	222,102

Net interest income after provision (credit) for loan losses	1,256,504	714,780	882,021

Noninterest income:
Fees and commissions (Note 28)	633,064	560,539	586,408
Foreign exchange gains (losses)—net (Note 4)	296,732	23,769	(1,311)
Trading account gains—net (Note 4)	135,955	122,018	421,593
Investment gains (losses)—net (Note 5)	(191,314)	(462,207)	66,763
Gains on disposal of premises and equipment	37,264	23,359	27,543
Other noninterest income (Notes 3, 22 and 31)	183,242	184,749	229,851

Total noninterest income	1,094,943	452,227	1,330,847

Noninterest expenses:
Salaries and employee benefits (Note 22)	436,100	495,943	592,520
General and administrative expenses	508,749	499,441	496,987
Impairment of goodwill (Note 9)	50,258	—	—
Occupancy expenses	196,735	177,646	172,160
Fees and commission expenses	111,172	105,744	91,621
Provision (credit) for losses on off-balance-sheet instruments (Note 25)	5,090	83,628	(24,107)
Other noninterest expenses (Notes 6, 24 and 31)	196,205	162,699	197,232

Total noninterest expenses	1,504,309	1,525,101	1,526,413

Income (loss) before income tax expense (benefit)	847,138	(358,094)	686,455
Income tax expense (benefit) (Note 21)	672,176	761,908	(360,195)

Net income (loss)	174,962	(1,120,002)	1,046,650
Less: Net income (loss) attributable to noncontrolling interests	(53,656)	(61,555)	46,961

Net income (loss) attributable to MHFG shareholders	228,618	(1,058,447)	999,689

	(in yen)
Earnings per common share (Note 20):
Basic net income (loss) per common share	18.17	(95.96)	70.55

Diluted net income (loss) per common share	16.77	(95.96)	61.64

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions of yen)
Net income (loss)	174,962	(1,120,002)	1,046,650

Other comprehensive income (loss), net of tax:
Unrealized net gains (losses) on available-for-sale securities, net of tax (Notes 5 and 21):
Unrealized holding gains (losses)	(886,567)	(715,266)	508,333
Less: reclassification adjustments for losses (gains) included in net income	(250,043)	(40,090)	13,032

Total	(1,136,610)	(755,356)	521,365

Foreign currency translation adjustments, net of tax:
Foreign currency translation adjustments	(19,474)	(102,254)	17,269
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	(19,474)	(102,254)	17,269

Pension liability adjustments, net of tax (Notes 21 and 22):
Unrealized gains (losses)	(245,429)	(273,792)	187,485
Less: reclassification adjustments for losses (gains) included in net income	(4,115)	3,972	22,691

Total	(249,544)	(269,820)	210,176

Total other comprehensive income (loss), net of tax	(1,405,628)	(1,127,430)	748,810

Total comprehensive income (loss)	(1,230,666)	(2,247,432)	1,795,460
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(91,519)	(96,716)	68,952

Total comprehensive income (loss) attributable to MHFG shareholders	(1,139,147)	(2,150,716)	1,726,508

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions of yen)
Preferred stock (Note 16):
Balance at beginning of fiscal year	980,430	980,430	948,641
Change during year	—	(31,789)	(412,670)

Balance at end of fiscal year	980,430	948,641	535,971

Common stock (Note 17):
Balance at beginning of fiscal year	3,532,492	3,437,420	3,386,792
Issuance of new shares of common stock	—	—	533,794
Issuance of new shares of common stock by conversion of preferred stock	—	31,789	412,670
Cancellation of common stock	(95,055)	(83,729)	—
Gains (losses) on sales of treasury stock	—	124	(662)
Stock-based compensation (Note 23)	—	1,188	1,114
Change in ownership interest in consolidated subsidiaries	—	—	(9,003)
Other	(17)	—	—

Balance at end of fiscal year	3,437,420	3,386,792	4,324,705

Accumulated deficit:
Balance at beginning of fiscal year, previously reported	(2,105,719)	(2,066,604)	(3,293,692)
Cumulative effect of change in accounting principles, net of tax (Notes 2 and 5)	(2,597)	27,837	99,910
Balance at beginning of fiscal year, adjusted	(2,108,316)	(2,038,767)	(3,193,782)
Net income (loss)	228,618	(1,058,447)	999,689
Dividends declared	(101,230)	(133,898)	(131,016)
Cancellation of common stock	(85,134)	(62,580)	—
Other	(542)	—	—

Balance at end of fiscal year	(2,066,604)	(3,293,692)	(2,325,109)

Accumulated other comprehensive income (loss), net of tax:
Unrealized net gains on available-for-sale securities (Note 5):
Balance at beginning of fiscal year, previously reported	2,214,375	1,103,213	348,789
Cumulative effect of change in accounting principles (Notes 2 and 5)	—	(17,269)	(99,910)
Balance at beginning of fiscal year, adjusted	2,214,375	1,085,944	248,879
Change during year	(1,111,162)	(737,155)	506,131

Balance at end of fiscal year	1,103,213	348,789	755,010

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(57,403)	(71,125)	(166,575)
Change during year	(13,722)	(95,450)	16,371

Balance at end of fiscal year	(71,125)	(166,575)	(150,204)

Pension liability adjustments (Note 22):
Balance at beginning of fiscal year	130,855	(112,026)	(371,690)
Change during year	(242,881)	(259,664)	202,716

Balance at end of fiscal year	(112,026)	(371,690)	(168,974)

Balance at end of fiscal year	920,062	(189,476)	435,832

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions of yen)
Treasury stock, at cost:
Balance at beginning of fiscal year	(32,330)	(2,508)	(6,218)
Purchases of treasury stock	(150,464)	(150,359)	(5)
Disposal of treasury stock	100	280	1,039
Cancellation of treasury stock	180,189	146,309	—
Other	(3)	60	—

Balance at end of fiscal year	(2,508)	(6,218)	(5,184)

Total MHFG shareholders’ equity	3,268,800	846,047	2,966,215

Noncontrolling interests:
Balance at beginning of fiscal year	341,603	299,357	191,133
Effect of business combination (Note 3)	—	—	151,584
Effect of increase/decrease in consolidated subsidiaries	61,932	4,639	(40,204)
Dividends paid to noncontrolling interests	(12,659)	(16,147)	(5,662)
Net income (loss) attributable to noncontrolling interests	(53,656)	(61,555)	46,961
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	(25,448)	(18,201)	15,234
Foreign currency translation adjustments attributable to noncontrolling interests	(5,752)	(6,803)	(1,144)
Pension liability adjustments attributable to noncontrolling interests	(6,663)	(10,157)	7,901

Balance at end of fiscal year	299,357	191,133	365,803

Total equity	3,568,157	1,037,180	3,332,018

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	174,962	(1,120,002)	1,046,650
Less: Net income (loss) attributable to noncontrolling interests	(53,656)	(61,555)	46,961

Net income (loss) attributable to MHFG shareholders	228,618	(1,058,447)	999,689
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	169,925	146,191	156,393
Provision (credit) for loan losses	(57,766)	567,396	222,102
Investment losses (gains)—net	191,314	462,207	(66,763)
Foreign exchange losses (gains)—net	(77,285)	(9,379)	(26,236)
Deferred income tax expense (benefit)	626,993	711,122	(377,308)
Net change in trading account assets	(7,361,861)	(94,841)	458,239
Net change in trading account liabilities	3,121,154	2,466,501	(2,679,240)
Net change in loans held for sale	(508,544)	118,061	7,294
Net change in accrued income	42,176	61,503	38,118
Net change in accrued expenses	(3,685)	(64,062)	(13,462)
Other—net	50,813	191,170	267,222

Net cash provided by (used in) operating activities	(3,578,148)	3,497,422	(1,013,952)

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	67,552,771	47,038,991	39,430,098
Proceeds from maturities of available-for-sale securities	17,172,457	18,466,507	12,558,894
Purchases of available-for-sale securities	(85,919,342)	(65,128,275)	(62,815,825)
Proceeds from maturities of held-to-maturity securities	511,008	594,915	180,497
Purchases of held-to-maturity securities	—	—	(602,036)
Proceeds from sales of other investments	278,151	33,522	26,704
Purchases of other investments	(306,014)	(103,651)	(120,662)
Proceeds from sales of loans	225,456	326,781	367,069
Net change in loans	(1,063,414)	(5,980,581)	8,327,521
Net change in interest-bearing deposits in other banks	(469,747)	(1,597,417)	1,063,622
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	419,782	3,296,830	(718,570)
Proceeds from sales of premises and equipment	37,895	7,068	15,819
Purchases of premises and equipment	(215,259)	(221,070)	(255,596)
Cash and due from banks acquired in business combination (Note 3)	—	—	118,703

Net cash used in investing activities	(1,776,256)	(3,266,380)	(2,423,762)

Cash flows from financing activities:
Net change in deposits	3,955,538	1,916,425	(221,970)
Net change in debentures	(1,564,759)	(858,984)	(782,662)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	1,227,192	(4,090,352)	4,260,291
Net change in due to trust accounts	(15,412)	(133,799)	39,283
Net change in commercial paper and other short-term borrowings	(190,847)	3,406,013	(6,527)
Proceeds from issuance of long-term debt	2,114,094	1,824,193	1,582,902
Repayment of long-term debt	(914,274)	(1,323,482)	(1,150,366)
Proceeds from noncontrolling interests	49,805	14,776	1,516
Payment to noncontrolling interests	(12,603)	(8,563)	(15,459)
Proceeds from issuance of common stock	—	—	533,794
Proceeds from sales of treasury stock	99	179	4
Purchases of treasury stock	(150,464)	(150,359)	(5)
Dividends paid	(101,115)	(133,394)	(130,297)
Dividends paid to noncontrolling interests	(12,659)	(16,147)	(5,662)

Net cash provided by financing activities	4,384,595	446,506	4,104,842

Effect of exchange rate changes on cash and due from banks	(20,204)	(30,483)	(581)

Net increase (decrease) in cash and due from banks	(990,013)	647,065	666,547
Cash and due from banks at beginning of fiscal year	3,075,860	2,085,847	2,732,912

Cash and due from banks at end of fiscal year	2,085,847	2,732,912	3,399,459

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	1,905,955	1,222,552	518,937
Income taxes paid (refunded), net	(47,426)	(35,705)	(54,885)
Noncash investing activities:
Transfer from loans into other investments	92,409	—	2,222
Transfer from loans held for sale into loans	—	378,038	—
Investment in capital leases	3,805	2,439	6,763
Noncash assets acquired and liabilities assumed at fair value in business combination (Note 3):
Noncash assets acquired at fair value	—	—	2,200,521
Noncash liabilities assumed at fair value	—	—	2,025,753

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. MHFG’s subsidiaries are segmented on the basis of the nature of the financial products and services and the type of customers. Mizuho Bank, Ltd. (“MHBK”), a retail-oriented banking subsidiary, offers financial services mainly to individual customers, small and medium enterprises (“SMEs”), middle-market corporations and local governmental entities in Japan. Mizuho Corporate Bank, Ltd. (“MHCB”), a wholesale banking subsidiary, offers various financial services to large Japanese corporations, financial institutions, public sector entities and foreign corporations. Mizuho Trust & Banking Co., Ltd. (“MHTB”), a trust bank subsidiary, offers mainly trust-related products and consulting services. Other major subsidiaries include Mizuho Securities Co., Ltd. (“MHSC”), Trust & Custody Service Bank, Ltd. (“TCSB”), Mizuho Investors Securities Co., Ltd. (“MHIS”), Mizuho Capital Co., Ltd., and Mizuho Business Financial Center Co., Ltd. See Note 31 “Business segment information” for further discussion of the Group’s segment information.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

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

Repurchase and resale agreements, securities lending and borrowing and other secured financing transactions

Securities sold under agreements to repurchase (“repurchase agreements”), securities purchased under agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions when control over the underlying securities is not deemed to be surrendered by the transferor. Otherwise, they are recorded as sales of securities with related forward repurchase commitments or purchases of securities with related forward resale commitments in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”).

Under resale agreements, securities borrowing and certain derivatives transactions, the MHFG Group receives collateral in the form of securities. In many cases, the MHFG Group is permitted to sell or repledge the securities obtained as collateral. Disclosures of such collateral are presented in Note 10 “Pledged assets and collateral”. With respect to securities lending, repurchase agreements, and certain derivative transactions, counterparties may have the right to sell or repledge securities that the MHFG Group has pledged as collateral. The MHFG Group separately discloses those pledged securities in the consolidated balance sheets.

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

Prior to April 1, 2009, declines in the fair value of Held-to-maturity and Available-for-sale securities below their amortized cost, that were deemed to be other-than-temporary, were all reported in Investment gains (losses)—net. Effective April 1, 2009, the MHFG Group adopted new accounting guidance for impairments of debt securities that are deemed to be other-than-temporary. Under the new impairment model, the credit component of an other-than-temporary impairment of a debt security is reported in Investment gains (losses)—net and the noncredit component is reported in Other comprehensive income (loss). See Note 5 “Investments” for further discussion of the new impairment model for debt securities. In addition, other-than-temporary declines in beneficial interests purchased or retained in a securitization transaction which are classified as available-for-sale debt securities are recognized if there has been an adverse change in the cash flows as of the balance sheet date. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method. Gains and losses on disposition of investments are computed using the first-in first-out method for debt securities and the average method for equity securities, and are recorded on the trade date.

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

Derivative financial instruments

Derivative financial instruments are bought and held principally for the purpose of market making for customers, proprietary trading in order to generate trading revenues and fee income, and also to manage the MHFG Group’s exposure to interest rate, credit and market risks related to asset and liability management. Such derivative financial instruments include interest rate, commodity, foreign currency, equity and credit default swap agreements, options, caps and floors, and financial futures and forward contracts.

Derivatives bought and held for trading purposes are recorded in the consolidated balance sheets at fair value in Trading account assets and Trading account liabilities. The fair value of derivatives in a gain position and a loss position are reported as Trading account assets and Trading account liabilities, respectively.

Derivatives used for asset and liability management include contracts that qualify for hedge accounting under ASC 815, “Derivatives and Hedging” (“ASC 815”). To be eligible for hedge accounting, derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the particular risk being hedged. All qualifying hedging derivatives are valued at fair value and included in Trading account assets or Trading account liabilities. Derivatives that do not qualify for hedge accounting under ASC 815 are treated as trading positions and are accounted for as such. The fair value amounts recognized for such derivatives are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement with the same counterparty.

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

Changes in fair value of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under ASC 815 which are recorded in Accumulated other comprehensive income (loss), net of tax. The fair value changes of all derivatives relating to foreign currency exchange rates are included in Foreign exchange gains (losses)—net. Other elements of the fair value changes, including interest rate, equity and credit related components except that of certain credit derivatives hedging the credit risk in corporate loan portfolio, are recognized in Trading account gains—net. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure related to its corporate loan portfolio is recorded in Other noninterest income (expenses).

Certain financial and hybrid instruments often contain embedded derivative instruments that possess implicit or explicit contract terms in a manner similar to that of a derivative instrument. Such derivative instruments are required to be fair-valued separately from the host contracts if they meet the criteria of an embedded derivative. Such criteria include whether the entire instrument is not marked to market through earnings, the economics of the embedded terms are not clearly and closely related to those of the host contract and the embedded terms would meet the definition of a derivative on a stand-alone basis.

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

Fees received in connection with a modification of the terms of a restructured loan that meet the definition of troubled debt restructurings in accordance with ASC 310, “Receivables” (“ASC 310”) are applied as a reduction of the recorded investment in the loan. All related costs, including direct loan origination costs, are charged to expense as incurred.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans that have been identified to be sold are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. If management decides to retain certain loans held for sale for the foreseeable future or until maturity or payoff, such items are transferred to Loans at the lower of cost or fair value.

Securitization

The MHFG Group engages in securitization activities related to mortgage loans and other loans in the normal course of business. The MHFG Group records a loan securitization as a sale when the transferred loans are legally isolated from the Group’s creditors and the accounting criteria for a sale are met in accordance with ASC 860. Otherwise, the transfer is accounted for as a collateralized borrowing. Gains or losses on securitization depending in part on the carrying amount of the loans are allocated between the loans derecognized and the retained interests based on their relative fair values at the date of the transfer. Interests in loans sold through securitization may be retained by the Group in the form of subordinated beneficial interests. The MHFG Group estimates fair value of these subordinated beneficial interests based on the present value of future expected cash flows, using management’s best estimates of the key assumptions, such as default rates, discount rates, and prepayment rates, and records them as available-for-sale debt securities.

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

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan, based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent, when it is probable that the MHFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain impaired loans are aggregated for the purpose of measuring impairment and a formula allowance utilizing historical loss factors is applied. The formula allowance is also applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and for non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third party data. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the internal use software project. The capitalization of software ceases when the software project has been substantially completed. The capitalized software is amortized on a straight-line basis over the estimated useful life, generally 5 years. Impairment of internal use software is assessed and recognized periodically when triggering events occur.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the MHFG Group’s share of net identifiable assets acquired at the date of acquisition in a business combination. The Group accounts for goodwill in accordance with ASC350, “Intangibles—Goodwill and Other” (“ASC 350”). Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its estimated fair value.

Intangible assets

Intangible assets having definite useful lives are amortized over their estimated useful lives under the straight-line method. Intangible assets acquired by the merger of MHSC and Shinko Securities Co., Ltd. (“Shinko”) consist primarily of customer relationship intangibles, and are amortized over a weighted-average amortization period of 16 years. Intangible assets having indefinite useful lives are not amortized and are subject to impairment tests. An impairment loss is recorded to the extent the carrying amount of indefinite-lived intangible asset exceeds its estimated fair value. For intangible assets subject to amortization, an impairment loss is recorded if the carrying amount is not recoverable and exceeds its estimated fair value.

Pension and other employee benefits

MHFG and certain subsidiaries including MHBK, MHCB, and MHTB sponsor severance indemnities and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on the actuarial present value of benefits, net of investment returns expected from plan assets and their fair values at the balance sheet date. Net periodic expense is charged to Salaries and employee benefits.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), the Group classifies its financial assets and liabilities into the fair value hierarchy (Level 1, 2, and 3). See Note 29 “Fair value” for the detailed definition of each level.

When determining fair value, the MHFG Group considers the principal or most advantageous market in which the Group would transact and consider assumptions that market participants would use when pricing the asset or liability. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. See Note 29 “Fair value” for descriptions of valuation methodologies used for its assets and liabilities by product.

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

Income taxes

Income taxes are accounted for in accordance with ASC 740, “Income Taxes” (“ASC 740”). Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those corresponding amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance for any portion of the deferred tax assets is recorded unless it is more likely than not that the deferred tax assets will be realized. Deferred income tax benefit or expense is recognized for the changes in the net deferred tax asset or liability between periods.

Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the possible exercise of all convertible securities, such as convertible preferred stock to the extent they are not anti-dilutive. See Note 20 “Earnings per common share” for the computation of basic and diluted earnings per common share.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

On July 1, 2009, the ASC was officially launched. The ASC, which reorganized the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics, is the single source of authoritative U.S. GAAP for nongovernmental entities.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No.48, “Accounting for Uncertainty in Income Taxes”, which is now included in ASC 740. The interpretation creates a single model to address uncertainty in all

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The MHFG Group adopted the interpretation as of April 1, 2007, which resulted in an increase to the beginning balance of Accumulated deficit of ¥2,597 million.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.157, “Fair Value Measurements” which is now included in ASC 820. The statement clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. The statement establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. The statement nullifies certain guidance provided for in the FASB Emerging Issues Task Force (“EITF”) Issue No.02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”, and the related provisions of SFAS No.133. The statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (“FSP”) No.FAS157-1, “Application of FASB Statement No.157 to FASB Statement No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No.FAS157-2, “Effective Date of FASB Statement No.157”, which are now included in ASC 820, and partially delay the effective date of the statement for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. In October 2008, the FASB issued FSP No. FAS157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which is now included in ASC 820, and clarifies the application of the statement in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. In April 2009, the FASB issued FSP No.FAS157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which is now included in ASC 820, and provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly, as well as requires detailed disclosures for debt and equity securities. The impact of adoption of the statement was a decrease of ¥1,464 million to the beginning balance of Accumulated deficit as of April 1, 2008.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115”, which is now included in ASC 825, “Financial Instruments” (“ASC 825”). The statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. The statement is effective for fiscal years beginning after November 15, 2007. The financial assets or liabilities for which the MHFG Group elected the fair value option as of April 1, 2008 are primarily foreign currency denominated available-for-sale securities and certain hybrid financial instruments that contain embedded derivatives that had not been previously elected or eligible for fair value treatment. The impact of adoption of the statement was a decrease of ¥26,373 million to the beginning balance of Accumulated deficit as of April 1, 2008.

In April 2007, the FASB issued FSP No.FIN39-1, “Amendment of FASB Interpretation No.39” which is now included in ASC 815. The pronouncement amends FIN No.39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No.10 and FASB Statement No.105”, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the same counterparty under the same master netting arrangement. The adoption of the pronouncement did not have an impact on the MHFG Group’s consolidated results of operations or financial condition, as the Group did not adopt such offsets.

In December 2007, the FASB issued SFAS No.141 (revised 2007), “Business Combinations”, which is now included in ASC 805, “Business Combinations” (“ASC 805”). The statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree, (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In April 2009, the FASB issued FSP No.FAS141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, which is now included in ASC 805. The pronouncement provides the guidance for initial recognition and measurement of all assets acquired and liabilities assumed in a business combination that arise from contingencies as well as subsequent measurement and accounting of such assets and liabilities. As a result of the transaction discussed in Note 3 “Business Combination”, the MHFG Group recognized an increase in pretax income of ¥106,674 million, which consists of a gain on the bargain purchase of ¥106,310 million and a gain of ¥364 million resulting from the remeasurement of preexisting shares, during the fiscal year ended March 31, 2010.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51”, which is now included in ASC 810. The statement establishes accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. The statement is effective for fiscal years beginning on or after December 15, 2008. The adoption of the statement did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In February 2008, the FASB issued FSP No.FAS140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”, which is now included in ASC 860. The pronouncement provides that if an initial transfer of a financial asset and a repurchase financing that is entered into contemporaneously with, or in contemplation of, the initial transfer meet certain conditions, the initial transfer shall be accounted for separately from the repurchase financing. Otherwise, the initial transfer and repurchase financing should be evaluated as a linked transaction, which shall be accounted for based on the economics of the combined transactions. The pronouncement is effective for fiscal years beginning after November 15, 2008. The adoption of the pronouncement did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2008, the FASB issued SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No.133”, which is now included in ASC 815. The statement requires enhanced disclosures about derivative instruments and hedged items. The statement is effective for fiscal years beginning after November 15, 2008. The statement is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In June 2008, the EITF reached a consensus on Issue No.07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, which is now included in ASC 815. The consensus provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indexed to an entity’s own stock. The consensus is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The adoption of the consensus did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In September 2008, the FASB issued FSP No.FAS133-1 and FIN45-4, “Disclosures about Credit Derivatives and Certain Guarantees—An Amendment of FASB Statement No.133 and FASB Interpretation No.45; and Clarification of the Effective Date of FASB Statement No.161”, which is now included in ASC 815. The pronouncement requires enhanced disclosures about credit derivatives and certain guarantees to address the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives and certain guarantees. The pronouncement is effective for reporting periods ending after November 15, 2008. The pronouncement is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In November 2008, the EITF reached a consensus on Issue No.08-6, “Equity Method Investment Accounting Considerations”, which is now included in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”). The consensus clarifies the accounting for (1) initial measurement, (2) decrease in investment value and (3) change in level of ownership or degree of influence related to equity method investments. The consensus is effective for reporting periods beginning after December 15, 2008. The adoption of the consensus did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2008, the FASB issued FSP No.FAS132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which is now included in ASC 715, “Compensation—Retirement Benefits” (“ASC 715”). The pronouncement requires additional disclosures about plan assets of a defined benefit pension or other postretirement plan, including investment strategies, fair value of major categories of plan assets and valuation techniques used to measure the fair value of plan assets. The pronouncement is effective for fiscal years ending after December 15, 2009, with early adoption permitted. The pronouncement is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2008, the FASB issued FSP No.FAS140-4 and FIN46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”, which is now included in ASC 810 and ASC 860. The pronouncement requires public entities to provide additional disclosures about transfers of financial assets. It also requires public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. In addition, the pronouncement requires disclosures by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The pronouncement is effective for the first reporting period ending after December 15, 2008. The pronouncement is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In January 2009, the FASB issued FSP No.EITF99-20-1, “Amendments to the Impairment Guidance of EITF Issue No.99-20”, which is now included in ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). The pronouncement amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The pronouncement also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements and other related guidance. The

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

pronouncement is effective for reporting periods ending after December 15, 2008. The adoption of the pronouncement did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS107-1 and APB28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which is now included in ASC 825. The pronouncement requires disclosures about the fair value of financial instruments for interim financial reporting periods of publicly traded companies as well as in annual financial statements. The pronouncement also amends ASC 270, “Interim Reporting” (“ASC 270”), to require those disclosures in summarized financial information at interim reporting periods. The pronouncement is effective for interim reporting periods ending after June 15, 2009. The pronouncement is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which is now included in ASC 320, and amends the other-than-temporary impairment model for debt securities. The pronouncement requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. In addition, the pronouncement expands existing disclosures and requires new disclosures about other-than-temporary impairments. The pronouncement is effective for interim and annual reporting periods ending after June 15, 2009. The MHFG Group adopted the pronouncement as of April 1, 2009 that resulted in a decrease to the beginning balance of Accumulated deficit of ¥99,910 million, which was reclassified to Accumulated other comprehensive income, net of tax. See Note 5 “Investments” for further discussion of the impact of the pronouncement.

In May 2009, the FASB issued SFAS No.165, “Subsequent Events”, which is now included in ASC 855, “Subsequent Events” (“ASC 855”). The statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement is effective for interim or annual financial periods ending after June 15, 2009. In February 2010, the FASB issued Accounting Standards Update (“ASU”) No.2010-09, “Subsequent Events (Topic 855)—Amendments to Certain Recognition and Disclosure Requirements” (“ASU No.2010-09”). The ASU removes the requirement for a U.S. Securities and Exchange Commission (“SEC”) filer to disclose the date through which subsequent events have been evaluated. The ASU is effective upon issuance. The adoption of the statement and the ASU did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In August 2009, the FASB issued ASU No.2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value” (“ASU No.2009-05”). The ASU provides new guidance clarifying how to measure the fair value of liabilities, particularly in circumstances in which a quoted price in an active market for the identical liability is not available. It also clarifies that a restriction preventing the transfer of a liability should not be considered as a separate input or adjustment in measurement of the fair value. The ASU is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of ASU No.2009-05 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In September 2009, the FASB issued ASU No.2009-12, “Fair Value Measurements and Disclosures (Topic 820)—Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2009-12”). The ASU permits, as a practical expedient, a reporting entity to measure the fair value of an alternative investment on the basis of the net asset value per share (“NAV”), if certain criteria are met. The ASU only applies to investments that do not have a readily determinable fair value in investment companies or similar

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entities. The ASU also provides guidance on the clarification of fair value hierarchy for such investments and requires enhanced disclosures by each major category of those investments. The ASU is effective for interim and annual reporting periods ending after December 15, 2009. The adoption of ASU No.2009-12 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In January 2010, the FASB issued ASU No.2010-02, “Consolidation (Topic 810)—Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” (“ASU No.2010-02”). The ASU amends ASC 810-10 and related guidance within U.S. GAAP to clarify the scope of decreases in ownership. The ASU also expands disclosure requirements about (1) the valuation techniques used to measure the fair value of retained investments in the former subsidiary and (2) the nature of continuing involvement and related party relationships. The ASU is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and the amendments should be applied retrospectively to the first period that SFAS No.160 was adopted. The adoption of ASU No.2010-02 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No.07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”, which is now included in ASC 946, “Financial Services—Investment Companies” (“ASC 946”), and provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (“the Guide”). The statement was expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. However, in February 2008, the FASB issued FSP No.SOP07-1-1, “Effective Date of AICPA Statement of Position 07-1”, which is now included in ASC 946 as well, to delay the effective date of SOP No.07-1 indefinitely in order to address implementation issues. The MHFG Group does not expect that the current form of the statement will have a material impact on its consolidated results of operations or financial condition.

In June 2009, the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”, which is now included in ASC 860. The statement requires more information about transfers of financial assets, including securitization transactions, where enterprises have continuing exposure to the risks related to the transferred financial assets. The statement eliminates the concept of qualifying SPE and modifies the requirements for derecognizing financial assets. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R)”, which is now included in ASC 810. The statement provides a new guidance how an enterprise determines whether the enterprise’s variable interests give it a controlling financial interest in VIEs. The determination is based on, among other things, VIE’s purpose and design, an enterprise’s ability to direct the activities of the VIE that most significantly impact the entity’s economic performance, and if an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be significant. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited. In February 2010, the FASB issued ASU No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). The ASU provides that the consolidation requirements of SFAS No.167 are deferred for an entity that has all the attributes of an investment company (or similar entity). On April 1, 2010, The MHFG Group adopted SFAS No.167, together with SFAS No.166, which primarily resulted in the consolidation of certain former qualifying SPEs, guaranteed principal money trust products and collateral loan

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligations (“CLO”) where the MHFG Group acts as an asset manager. The impact of adoption of SFAS No.166 and SFAS No.167 was a net increase in assets of approximately ¥460 billion, with no material impact on equity as of April 1, 2010.

In January 2010, the FASB issued ASU No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU No.2010-06”). The ASU provides amendments to ASC 820-10 that require new disclosures regarding (1) transfers in and out of Levels 1 and 2 and (2) more detailed activity in Level 3. The ASU also provides amendments to ASC 820-10 that clarify existing disclosures regarding (1) level of disaggregation and (2) inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures related to the activity in Level 3, which do not become effective until fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. ASU No.2010-06 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2010, the FASB issued ASU No.2010-11, “Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives” (“ASU No.2010-11”). The ASU clarifies the scope exception for embedded credit derivative features related to the transfer of credit risk, which are subject to potential bifurcation, and indicate circumstances which do not qualify for the scope exception. The ASU is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. Early adoption is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2010-11 will have on its consolidated results of operations and financial condition.

In July 2010, the FASB issued ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No.2010-20”). The ASU requires disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses, and (3) the changes and reasons for those changes in the allowance for credit losses. The new disclosures required include (1) aging of past due receivables, (2) credit quality indicators, and (3) modifications of financing receivables. It is also required that the certain existing disclosures should be provided on a disaggregated basis. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. ASU No.2010-20 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

3. Business Combination

Shinko was a broker and dealer in securities and an equity method affiliate of the MHFG Group in which the Group owned 27.32 percent of the voting equity interests immediately before the business combination. On May 7, 2009, MHFG exchanged 30.30 percent of the voting equity interests in MHSC for 32.19 percent of the voting equity interests in Shinko and merged the two entities, in order to strengthen the Group’s securities arm so it is more competitive in a market with high uncertainty, improve its service providing capabilities and enable it to offer financial services to clients on a global basis.

This transaction was accounted for as a bargain purchase because the opening market price of Shinko’s common shares on the acquisition date was less than the fair value of net assets per common share. As a result, a pretax gain of ¥106,310 million is recorded in Other noninterest income during the fiscal year ended March 31, 2010.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the consideration paid for Shinko and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interests in Shinko.

At May 7, 2009
(in millions of yen)
Consideration
Equity instruments (3,451,755 common shares of MHSC)	58,600

Fair value of total consideration transferred	58,600
Fair value of MHFG’s equity interests in Shinko held before the business combination	49,265

107,865

Recognized amounts of identifiable assets acquired
Cash and due from banks	118,725
Interest-bearing deposits in other banks	32,344
Receivables under securities borrowing transactions	831,839
Trading account assets	1,008,004
Investments	98,937
Loans	14,248
Premises and equipment	57,004
Accrued income	7,462
Intangible assets (Note)	73,949
Other assets	76,734

Recognized amounts of identifiable liabilities assumed
Call money and funds purchased	41,000
Payables under repurchase agreements	27,111
Payables under securities lending transactions	745,131
Other short-term borrowings	357,813
Trading account liabilities	671,841
Income taxes payable	490
Deferred tax liabilities	25,633
Accrued expenses	5,777
Long-term debt	75,795
Other liabilities	75,162

Total identifiable net assets	293,493

Noncontrolling interests in Shinko	79,318
Gain on the bargain purchase	106,310

107,865

Note:	Amounts represent customer relationships subject to amortization, of which the weighted-average amortization period is 16 years.

The fair value of the 3,451,755 common shares of MHSC as the consideration paid for Shinko (¥58,600 million) and the noncontrolling interests in Shinko (¥79,318 million) were determined on the basis of the opening market price of Shinko’s common shares on the acquisition date.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group recognized a gain of ¥364 million as a result of remeasuring to fair value its 27.32 percent of the voting equity interests in Shinko held before the business combination. The gain is included in Other noninterest income in the Group’s consolidated statements of income for the fiscal year ended March 31, 2010.

The revenue and earnings of Shinko since the acquisition date included in the Group’s consolidated statements of income for the fiscal year ended March 31, 2010 are not material. Furthermore, the revenue and earnings of the MHFG Group, other than a gain on the bargain purchase described above, would not differ significantly than those reported in the consolidated statements of income if the business combination had occurred as of April 1, 2008 or April 1, 2009.

4. Trading account assets and trading account liabilities

The following table presents the components of Trading account assets and Trading account liabilities at their fair value at March 31, 2009 and 2010:

	2009	2010
	(in millions of yen)
Trading account assets:
Trading securities:
Japanese government and corporate debt securities	6,006,896	7,765,716
Japanese equity securities	74,368	271,440
Foreign government bonds and other securities	5,408,636	7,449,783

Total	11,489,900	15,486,939

Derivative assets:
Interest rate contracts	15,314,499	12,187,368
Foreign exchange contracts	3,206,098	3,457,282
Equity-related contracts	215,486	157,534
Credit-related contracts	548,980	116,102
Other contracts, mainly commodity-related contracts	231,348	122,744

Total	19,516,411	16,041,030

Total	31,006,311	31,527,969

Trading account liabilities:
Trading securities sold, not yet purchased	2,886,889	4,114,020
Derivative liabilities:
Interest rate contracts	14,626,146	11,738,251
Foreign exchange contracts	3,102,176	3,174,580
Equity-related contracts	228,586	170,484
Credit-related contracts	461,089	104,113
Other contracts, mainly commodity-related contracts	202,599	101,108

Total	18,620,596	15,288,536

Total	21,507,485	19,402,556

See Note 29 “Fair value” for the methodologies and assumptions used to estimate fair values.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group performs trading activities through market-making, sales, and arbitrage. Net trading gains for the fiscal years ended March 31, 2008, 2009 and 2010 are comprised of the following:

	2008	2009	2010
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities, excluding derivative contracts	(269,702)	(160,804)	226,278
Derivative contracts	405,657	282,822	195,315

Total	135,955	122,018	421,593
Foreign exchange gains (losses)—net	296,732	23,769	(1,311)

Net trading gains	432,687	145,787	420,282

5. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2009 and 2010 are as follows:

2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	18,450,323	36,243	28,448	18,458,118
Japanese local gov’t bonds	69,485	731	219	69,997
U.S. Treasury bonds	189,491	3,770	—	193,261
Other foreign gov’t bonds	181,871	911	778	182,004
Agency mortgage-backed securities (Note)	208,277	1,089	3,547	205,819
Japanese corporate bonds	2,125,965	9,887	4,534	2,131,318
Japanese other debt securities	2,539,325	9,476	32,842	2,515,959
Foreign corporate bonds and other debt securities	946,045	15,895	33,749	928,191
Equity securities (marketable)	2,237,254	801,431	168,618	2,870,067

Total	26,948,036	879,433	272,735	27,554,734

Held-to-maturity securities:
Debt securities:
Japanese government bonds	50,039	101	—	50,140
Japanese local gov’t bonds	11,189	4	—	11,193
U.S. Treasury bonds	117,906	1,466	—	119,372

Total	179,134	1,571	—	180,705

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2010	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	28,271,986	21,826	65,023	28,228,789
Japanese local gov’t bonds	154,897	2,065	115	156,847
U.S. Treasury bonds	112,680	57	327	112,410
Other foreign gov’t bonds	318,167	1,324	32	319,459
Agency mortgage-backed securities (Note)	530,204	5,386	600	534,990
Residential mortgage-backed securities	1,008,367	11,039	8,716	1,010,690
Commercial mortgage-backed securities	674,964	2,870	27,660	650,174
Japanese corporate bonds	2,396,898	45,511	8,474	2,433,935
Japanese other debt securities	326,411	8,190	460	334,141
Foreign corporate bonds and other debt securities	713,613	30,949	8,577	735,985
Equity securities (marketable)	2,007,370	1,280,501	3,926	3,283,945

Total	36,515,557	1,409,718	123,910	37,801,365

Held-to-maturity securities:
Debt securities:
Japanese government bonds	600,456	4,413	394	604,475
Japanese corporate bonds	2,923	14	—	2,937

Total	603,379	4,427	394	607,412

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥49,154 million and ¥156,665 million, respectively, at March 31, 2009, and ¥57,539 million and ¥477,451 million, respectively, at March 31, 2010. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2010 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	16,511,404	16,525,493	1,405	1,409
Due after one year through five years	13,081,166	13,092,746	601,974	606,003
Due after five years through ten years	2,404,552	2,374,608	—	—
Due after ten years	2,511,065	2,524,573	—	—

Total	34,508,187	34,517,420	603,379	607,412

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2009 and 2010:

2009	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,362,022	28,448	—	—	5,362,022	28,448
Japanese local gov’t bonds	20,535	121	16,668	98	37,203	219
U.S. Treasury bonds	13	—	4	—	17	—
Other foreign gov’t bonds	43,755	778	—	—	43,755	778
Agency mortgage-backed securities (Note)	89,357	1,484	58,186	2,063	147,543	3,547
Japanese corporate bonds	1,307,149	1,274	84,835	3,260	1,391,984	4,534
Japanese other debt securities	436,133	3,282	1,223,322	29,560	1,659,455	32,842
Foreign corporate bonds and other debt securities	47,982	699	364,824	33,050	412,806	33,749
Equity securities (marketable)	835,997	168,598	45	20	836,042	168,618

Total	8,142,943	204,684	1,747,884	68,051	9,890,827	272,735

Held-to-maturity securities:
Total	—	—	—	—	—	—

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2010	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,159,459	47,899	544,908	17,124	10,704,367	65,023
Japanese local gov’t bonds	33,176	104	261	11	33,437	115
U.S. Treasury bonds	89,754	327	16	—	89,770	327
Other foreign gov’t bonds	45,805	31	1,365	1	47,170	32
Agency mortgage-backed securities (Note)	85,531	227	41,075	373	126,606	600
Residential mortgage-backed securities	17,022	131	451,421	8,585	468,443	8,716
Commercial mortgage-backed securities	45,712	904	505,796	26,756	551,508	27,660
Japanese corporate bonds	482,929	7,422	25,909	1,052	508,838	8,474
Japanese other debt securities	17,094	13	69,274	447	86,368	460
Foreign corporate bonds and other debt securities	83,703	5,545	183,735	3,032	267,438	8,577
Equity securities (marketable)	43,362	3,421	4,942	505	48,304	3,926

Total	11,103,547	66,024	1,828,702	57,886	12,932,249	123,910

Held-to-maturity securities:
Debt securities:
Japanese government bonds	199,670	394	—	—	199,670	394

Total	199,670	394	—	—	199,670	394

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥17,004 million and ¥109,602 million, respectively, at March 31, 2010. There were no U.S. agency securities in a loss position at March 31, 2009. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

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

Effective April 1, 2009, the MHFG Group adopted ASC 320, which amends the other-than-temporary impairment model for debt securities. Under the new model, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. As ASC 320 does not affect the other-than-temporary impairment model for equity securities, equity securities deemed other-than-temporarily impaired are written down to fair value, with the full decline recognized in earnings.

For certain Japanese government bonds held at April 1, 2009 for which an other-than-temporary impairment was previously recognized, the MHFG Group recorded the cumulative effect of initially applying ASC 320 as a decrease to the beginning balance of Accumulated deficit with a corresponding adjustment to Accumulated other comprehensive income (loss), net of tax. Considering the factors that the MHFG Group does not intend to sell those securities, it is not more likely than not that the Group will be required to sell them before recovery of their amortized cost basis, and no credit deterioration exists in those securities, ¥99,910 million of other-than-temporary impairment charges previously recorded through earnings are reclassified to Accumulated other comprehensive income (loss), net of tax (pre-tax amount of ¥141,212 million offset by tax effect of ¥33,775 million and noncontrolling interests of ¥7,527 million).

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at March 31, 2010, are not other-than-temporary, because such losses have resulted primarily from reduced liquidity, not due to credit deterioration, the Group has no intent to sell nor is it more likely than not the Group will be required to sell those securities before recovery of their amortized costs, and the present value of cash flows expected to be collected is not less than the amortized cost basis of the security.

For the fiscal years ended March 31, 2008, 2009 and 2010, losses resulting from write-downs for other-than-temporary impairment on available-for-sale securities were ¥661,088 million, ¥462,909 million and ¥92,497 million, respectively. No impairment losses were recorded on held-to-maturity securities for those fiscal years. For the fiscal year ended March 31, 2010, all the other-than-temporary impairment losses were recorded through earnings, not other comprehensive income.

For the fiscal years ended March 31, 2008, 2009 and 2010, proceeds from sales of available-for-sale securities were ¥67,553 billion, ¥47,039 billion and ¥39,430 billion, respectively. Gross realized gains on those sales were ¥597,361 million, ¥212,500 million and ¥248,254 million, respectively, and gross realized losses on those sales were ¥142,455 million, ¥120,324 million and ¥26,492 million, respectively, for the fiscal years ended March 31, 2008, 2009 and 2010.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other investments

The following table summarizes the composition of other investments:

	2009	2010
	(in millions of yen)
Equity method investments	284,635	184,555
Investments held by consolidated investment companies	88,159	95,518
Other equity interests	639,044	567,855

Total other investments	1,011,838	847,928

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥49,694 million and ¥5,057 million, at March 31, 2009 and 2010, respectively. The aggregated market values of those marketable equity securities were ¥50,132 million and ¥7,695 million, respectively.

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

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2009 and 2010 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2009 and 2010:

	2009 (1)	2010
	(in millions of yen)
Domestic:
Manufacturing	8,903,487	8,065,169
Construction	1,305,643	1,164,988
Real estate	7,302,320	6,689,081
Services	5,324,301	5,152,670
Wholesale and retail	5,977,851	5,306,409
Transportation	2,715,894	2,558,460
Banks and other financial institutions	4,726,941	4,289,460
Government and public institutions	8,655,122	5,459,188
Other industries (2)	4,635,987	4,011,371
Individuals:
Mortgage loans	11,066,432	11,093,236
Other	832,279	788,335

Total domestic	61,446,257	54,578,367

Foreign:
Commercial and industrial	8,680,337	7,236,684
Banks and other financial institutions	2,223,733	1,721,861
Government and public institutions	300,524	292,466
Other (2)	94,263	31,503

Total foreign	11,298,857	9,282,514

Total	72,745,114	63,860,881
Less: Unearned income and deferred loan fees—net	88,019	78,030

Total loans before allowance for loan losses	72,657,095	63,782,851

Note:
(1)	Following the revision of Japan Standard Industrial Classification, the MHFG Group partially changed the classification of the industry. Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.
(2)	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥64,771 million, ¥49,822 million and ¥5,860 million, of which valuation losses related to loans held for sale accounted for at the lower of cost or fair value were ¥59,766 million, ¥37,922 million and ¥1,759 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

The MHFG Group reclassified certain loans held for sale within Other assets to Loans at their lower of cost or fair value during the fiscal year ended March 31, 2009. See consolidated statements of cash flows for the amount reclassified.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers both loans that are subject to impairment under ASC 310 and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Restructured loans and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. A summary of the recorded balances of impaired loans and the related allowance for loan losses at March 31, 2009 and 2010 is shown below:

	2009		2010
	Recorded impaired loan balance	Allowance for loan losses on impaired loans	Recorded impaired loan balance	Allowance for loan losses on impaired loans
	(in millions of yen)
Impaired loans requiring an allowance for loan losses	1,147,771	440,340	1,107,860	434,987
Impaired loans not requiring an allowance for loan losses (Note)	284,277	—	296,418	—

Total	1,432,048	440,340	1,404,278	434,987

Note:	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

The average recorded balance of impaired loans was ¥1,153 billion and ¥1,430 billion for the fiscal years ended March 31, 2009 and 2010, respectively.

Gross interest income on nonaccrual loans which were included in Interest income on loans for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥33 billion, ¥38 billion and ¥35 billion, respectively.

7. Allowance for loan losses

Changes in Allowance for loan losses for the fiscal years ended March 31, 2008, 2009 and 2010 are shown below:

	2008	2009	2010
	(in millions of yen)
Balance at beginning of fiscal year	946,147	649,803	869,786

Provision (credit) for loan losses	(57,766)	567,396	222,102

Charge-offs	271,242	344,061	260,491
Less: Recoveries	47,375	28,881	53,808

Net charge-offs	223,867	315,180	206,683

Others (Note)	(14,711)	(32,233)	(5,772)

Balance at end of fiscal year	649,803	869,786	879,433

Note:	Others include primarily foreign exchange translation.

The MHFG Group recorded a credit for loan losses for the fiscal year ended March 31, 2008 due mainly to upgrades in the internal credit ratings of some large borrowers, whose operating results and financial position improved. The credit was offset by provisions for loan losses relating to the declining trend in the financial

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

condition of SMEs that had relatively weak business bases, as well as downgrades to lower internal credit ratings of some large borrowers that experienced financial difficulties during the fiscal year.

Both the amount of provision for loan losses and charge-offs significantly increased in the fiscal year ended March 31, 2009 due mainly to the sharp downturn of the global economy.

Due mainly to an improvement in economic conditions, the amount of provision for loan losses and charge-offs significantly decreased in the fiscal year ended March 31, 2010.

8. Premises and equipment

Premises and equipment at March 31, 2009 and 2010 consist of the following:

	2009	2010
	(in millions of yen)
Land	177,311	242,056
Buildings	598,411	675,630
Equipment and furniture	457,419	461,359
Leasehold improvements	110,432	90,004
Construction in progress	19,932	22,421
Software	545,078	645,321

Total	1,908,583	2,136,791
Less: Accumulated depreciation and amortization	1,008,835	1,088,874

Premises and equipment—net	899,748	1,047,917

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2008, 2009 and 2010 was ¥169,925 million, ¥146,191 million and ¥156,393 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥49,420 million and ¥46,022 million at March 31, 2009 and 2010, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2009 and 2010 amounted to ¥39,387 million and ¥33,962 million, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

	Global Corporate Group	Global Retail Group	Total
	(in millions of yen)
2008
Balance at beginning of fiscal year	—	39,559	39,559
Goodwill acquired	25,715	—	25,715
Impairment losses recognized (1)	25,715	24,543	50,258
Balance at end of fiscal year (2)	—	15,016	15,016

2009
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Balance at end of fiscal year (2)	—	15,016	15,016

2010
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Balance at end of fiscal year (2)	—	15,016	15,016

Notes:
(1)	The amount was equal to the accumulated impairment losses.
(2)	The gross amount of goodwill was ¥65,274 million at March 31, 2008, 2009 and 2010.

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

Goodwill in the Global Corporate Group was acquired through MHCB’s subscriptions of the third-party allocations by its subsidiary, MHSC, in December 2007 and January 2008 (Refer to Note 26 “Noncontrolling interests”). Since the estimation of future cash flows of the MHSC operating segment was revised downward reflecting the overall economic outlook of MHSC, it was determined that the carrying amount of the segment exceeded its fair value as of March 31, 2008, the date of the annual impairment test. Therefore, a goodwill impairment loss of ¥25,715 million was recognized in the Global Corporate Group during the fiscal year ended March 31, 2008.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2009 and 2010.

	2009			2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	—	—	—	73,949	3,193	70,756
Other	3,166	2,557	609	2,867	2,384	483

Total	3,166	2,557	609	76,816	5,577	71,239

Intangible assets not subject to amortization:
Total	9,409	—	9,409	9,755	—	9,755

Total	12,575	2,557	10,018	86,571	5,577	80,994

Note:	Customer relationships were acquired by the merger of MHSC and Shinko. See Note 3 “Business combination” for further information.

For the fiscal years ended March 31, 2008, 2009, and 2010, the MHFG Group recognized ¥221 million, ¥200 million, and ¥3,917 million, respectively, of amortization expenses for intangible assets.

The table below presents the estimated aggregate amortization expenses for intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2011	5,226
2012	5,450
2013	5,578
2014	5,669
2015	5,332

10. Pledged assets and collateral

The following amounts, by balance sheet classifications, have been pledged as collateral for borrowings and for other purposes at March 31, 2009 and 2010:

	2009	2010
	(in billions of yen)
Interest-bearing deposits in other banks	45	101
Trading account assets	6,575	10,231
Available-for-sale securities	9,807	13,092
Loans	12,837	8,711
Other assets	1,344	987

Total	30,608	33,122

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The associated liabilities collateralized by the above assets at March 31, 2009 and 2010 are summarized below:

	2009	2010
	(in billions of yen)
Deposits	643	653
Call money and funds purchased	2,020	1,959
Payables under repurchase agreements	2,983	5,608
Payables under securities lending transactions	3,766	6,052
Other short-term borrowings	3,791	4,696
Long-term debt	4,252	3,475

Total	17,455	22,443

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2009 and 2010, the reserve funds maintained by the MHFG Group, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥4,225 billion and ¥3,731 billion, respectively.

At March 31, 2009 and 2010, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥12,910 billion and ¥15,251 billion, respectively, of which ¥10,139 billion and ¥13,538 billion, respectively, were sold or repledged. Such collateral was primarily obtained under resale or securities borrowing agreements, and was used generally as collateral under repurchase or securities lending agreements, or to cover short sales.

11. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$107 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2010) or more as well as the balances of those deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2009 and 2010 are as follows:

	2009	2010
	(in millions of yen)
Domestic offices:
Time deposits	19,042,783	18,759,823
Certificates of deposit	8,519,700	8,563,870

Total	27,562,483	27,323,693

Foreign offices:
Time deposits	6,267,038	5,704,577
Certificates of deposit	839,748	1,723,924

Total	7,106,786	7,428,501

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2009 and 2010 was ¥693 billion and ¥606 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2010 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	24,548,040	8,559,920	33,107,960
Due after one year through two years	1,864,666	3,950	1,868,616
Due after two years through three years	1,382,700	—	1,382,700
Due after three years through four years	272,284	—	272,284
Due after four years through five years	253,085	—	253,085
Due after five years	124,440	—	124,440

Total	28,445,215	8,563,870	37,009,085

Foreign offices:
Due in one year or less	5,732,449	1,723,939	7,456,388
Due after one year through two years	2,762	—	2,762
Due after two years through three years	4,749	—	4,749
Due after three years through four years	9,378	—	9,378
Due after four years through five years	121	—	121
Due after five years	1,116	—	1,116

Total	5,750,575	1,723,939	7,474,514

Total	34,195,790	10,287,809	44,483,599

12. Debentures

MHCB and MHBK issue debentures denominated in Japanese yen with fixed interest rate to institutional and private investors as a source of funding for their operational needs. The following table presents interest rates and maturities of debentures:

	Interest rates	Maturities	2009	2010
	(%)		(in millions of yen)
Five-year coupon debentures	0.10–1.20	Apr. 2010–Apr. 2015	2,300,460	1,517,798

Note: Interest	rates and maturities shown are as of March 31, 2010.

13. Due to trust accounts

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2009 and 2010 is comprised of the following:

	2009	2010
	(in millions of yen)
Obligations under capital leases	18,684	19,782
Loan participation borrowings	265,091	186,200
Senior borrowings and bonds	2,871,216	3,517,969
Subordinated borrowings and bonds	4,862,779	4,758,483

Total	8,017,770	8,482,434

The following table presents interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2009	2010
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0–12.0	Apr. 2010–Oct. 2038	1,964,082	2,486,198
fixed rate denominated in U.S. dollars	0–7.49	Oct. 2011–Sep. 2038	5,324	4,810
fixed rate denominated in other currencies	6.16–7.37	Jun. 2011–Jan. 2012	30,642	24,842
floating rate denominated in Japanese yen	0–14.0	Apr. 2010–Feb. 2040	857,685	814,498
floating rate denominated in U.S. dollars	0–7.0	Apr. 2010–Jul. 2047	12,802	187,577
floating rate denominated in other currencies	0	Nov. 2012	681	44

Total			2,871,216	3,517,969

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.96–4.74	Apr. 2010–Perpetual	3,257,319	3,627,819
fixed rate denominated in U.S. dollars	5.89–14.91	Apr. 2010–Perpetual	512,139	484,902
fixed rate denominated in Euro	4.98	Jun. 2011	163,196	63,324
floating rate denominated in Japanese yen	0.54–4.18	Apr. 2010–Perpetual	847,500	505,004
floating rate denominated in U.S. dollars	0.63–1.23	Sep. 2010–Jan. 2013	74,186	69,315
floating rate denominated in Euro	1.79–1.8	Sep. 2010	8,439	8,119

Total			4,862,779	4,758,483

Total			7,733,995	8,276,452

Notes:

(1)	The interest rates shown are the range of contractual rates in effect at March 31, 2010.
(2)	Maturity information shown is the range of maturities at March 31, 2010.
(3)	None of the long-term debt issues listed above is convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2010:

(in millions of yen)
Fiscal years ending March 31:
2011	463,009
2012	987,639
2013	855,499
2014	687,863
2015	1,170,008
2016 and thereafter	4,318,416

Total	8,482,434

15. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2009 and 2010:

	2009	2010
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	1,067,925	1,627,189
Collateral provided for derivative transactions	1,237,247	852,895
Financial Stabilization Funds	306,511	318,112
Security deposits	110,904	111,828
Miscellaneous receivables	146,424	60,115
Loans held for sale	80,500	45,072
Other	426,025	455,293

Total	3,375,536	3,470,504

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	2,362,118	1,407,575
Collateral accepted for derivative transactions	813,666	497,822
Miscellaneous payables	274,630	463,077
Factoring amounts owed to customers	334,589	305,597
Matured debentures	208,225	179,012
Unearned income	147,304	145,357
Accrued pension liability	251,124	29,748
Other	815,034	765,864

Total	5,206,690	3,794,052

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group made deposits with the Funds amounting to ¥359,017 million during the fiscal year ended March 31, 1997. The deposits are expected to mature in 15 years from the deposit date. The deposits were discounted to their present value at the time of the deposit and the discount is being accreted over the expected period to maturity using the interest method. The carrying amount of the deposits as of March 31, 2009 and 2010 was ¥306,511 million and ¥318,112 million, respectively.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

Matured debentures

Matured debentures represent the principal balance of debentures that have reached maturity but have not yet been repaid to customers.

16. Preferred stock

On January 4, 2009, MHFG abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares has increased a thousandfold.

The composition of preferred stock at March 31, 2008, 2009 and 2010 is as follows:

2008		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock	943,740	1,398,500	943,740	—	1,000,000	Yes
Class XII preferred stock	—	1,500,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690	—	1,000,000	No

Total	980,430	4,398,500	980,430	—

2009		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	2,801,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	2,801,000

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2010		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	415,471,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	415,471,000

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

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

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

Class of stock	Issued at March 31, 2007	Net change	Issued at March 31, 2008	Cancelled	Allotment	Issued at March 31, 2009	Cancelled	Issued at March 31, 2010
	(number of shares)
Eleventh series class XI preferred stock (Note)	943,740	—	943,740	(28,988)	913,837,248	914,752,000	—	914,752,000
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,653,310	36,690,000	—	36,690,000

Total	980,430	—	980,430	(28,988)	950,490,558	951,442,000	—	951,442,000

Class of stock	Aggregate amount at March 31, 2007	Net change	Aggregate amount at March 31, 2008	Cancelled	Aggregate amount at March 31, 2009	Net change	Aggregate amount at March 31, 2010
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	943,740	—	943,740	(28,988)	914,752	—	914,752
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	—	36,690

Total	980,430	—	980,430	(28,988)	951,442	—	951,442

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Common stock

On January 4, 2009, MHFG abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares has increased a thousandfold.

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2008, 2009, and 2010 were as follows:

	2008	2009	2010
		(shares)
Balance at beginning of fiscal year	11,872,195	11,396,255	11,178,940,660
Issuance of new shares of common stock by conversion of Eleventh series class XI preferred stock	—	59,186	1,315,457,030
Issuance of new shares of common stock by public offering	—	—	2,804,400,000
Issuance of new shares of common stock by way of third-party allotment	—	—	195,600,000
Cancellation of common stock	(475,940)	(276,500)	—
Allotment of common stock	—	11,167,761,719	—

Balance at end of fiscal year	11,396,255	11,178,940,660	15,494,397,690

18. Dividends

The amount available for dividends under the Company Law is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2010, MHFG’s capital stock, capital surplus, and retained earnings were ¥1,805,565 million, ¥649,842 million, and ¥1,559,325 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches to one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2010 was ¥654,192 million, of which ¥649,842 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for legal reserve, the Company Law and the Banking Law impose certain limitations on the amount available for dividends. Under the Company Law, MHFG’s maximum amount available for dividends, at March 31, 2010, was ¥1,549,746 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Law and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier 1 capital for capital adequacy purposes. See Note 19 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends on preferred stock and common stock during the fiscal years ended March 31, 2008, 2009, and 2010 were as follows:

2008	Cash dividends
Class of stock	Per share (1)	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,875
Thirteenth series class XIII preferred stock	30	1,101
Common stock	7	81,254

Total		101,230

2009	Cash dividends
Class of stock	Per share (1)	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,875
Thirteenth series class XIII preferred stock	30	1,101
Common stock	10	113,922

Total		133,898

2010	Cash dividends
Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,239
Thirteenth series class XIII preferred stock	30	1,101
Common stock	10	111,676

Total		131,016

Notes:

(1)	An allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. Dividends per share for the fiscal years ended March 31, 2008 and 2009 have been adjusted retroactively to reflect the allotment.
(2)	Dividends paid on treasury stock are excluded.

19. Regulatory matters

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, the MHFG Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default (“PD”) and loss given default (“LGD”) which are derived by the Group’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Group adopted the advanced measurement approach instead of the standardized approach as of September 30, 2009 for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2009 and 2010 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the FSA are set forth in the following table:

	2009		2010
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,362	4.00	2,275	4.00
Actual	3,765	6.37	5,173	9.09
Total risk-based capital:
Required	4,724	8.00	4,549	8.00
Actual	6,224	10.53	7,658	13.46
MHCB:
Tier 1 capital:
Required	1,272	4.00	1,245	4.00
Actual	2,698	8.48	3,914	12.57
Total risk-based capital:
Required	2,543	8.00	2,490	8.00
Actual	3,782	11.89	4,983	16.00
MHBK:
Tier 1 capital:
Required	510	2.00	482	2.00
Actual	1,697	6.65	1,866	7.74
Total risk-based capital:
Required	1,020	4.00	964	4.00
Actual	3,002	11.77	3,105	12.88
MHTB:
Tier 1 capital:
Required	123	4.00	112	4.00
Actual	251	8.18	281	10.07
Total risk-based capital:
Required	245	8.00	223	8.00
Actual	408	13.32	439	15.73
Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,230	4.00	1,111	4.00
Actual	1,863	6.05	3,330	11.99
Total risk-based capital:
Required	2,459	8.00	2,221	8.00
Actual	3,613	11.75	4,908	17.68
MHBK:
Tier 1 capital:
Required	496	2.00	466	2.00
Actual	1,645	6.63	1,825	7.83
Total risk-based capital:
Required	991	4.00	931	4.00
Actual	2,915	11.76	3,021	12.97
MHTB:
Tier 1 capital:
Required	121	4.00	110	4.00
Actual	247	8.19	280	10.21
Total risk-based capital:
Required	241	8.00	219	8.00
Actual	403	13.35	437	15.97

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

Management believes, as of March 31, 2010, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

20. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

On January 4, 2009, MHFG abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares has increased a thousandfold. The computations of basic and diluted earnings per common share are adjusted retroactively.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2008, 2009 and 2010:

	2008		2009	2010
	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG shareholders	228,618		(1,058,447)	999,689
Less: Net income (loss) attributable to preferred shareholders	19,975		19,340	11,086

Net income (loss) attributable to common shareholders	208,643		(1,077,787)	988,603

Effect of dilutive securities:
Convertible preferred stock	18,875		— (2)	9,986
Stock compensation-type stock options	—		—	(25)

Net income (loss) attributable to common shareholders after assumed conversions	227,518		(1,077,787)	998,564

	2008		2009	2010
	(thousands of shares)
Shares:
Weighted average common shares outstanding	11,479,942		11,231,269	14,013,058

Effect of dilutive securities:
Convertible preferred stock	2,088,073	(1)	— (2)	2,181,091	(1)
Stock compensation-type stock options	—		—	6,663

Weighted average common shares after assumed conversions	13,568,015		11,231,269	16,200,812

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008	2009	2010
	(in yen)
Amounts per common share:
Basic net income (loss) per common share	18.17	(95.96)	70.55

Diluted net income (loss) per common share	16.77	(95.96)	61.64

Notes:
(1)	For the fiscal years ended March 31, 2008 and 2010, the number of the dilutive common shares is based on the applicable conversion prices.
(2)	For the fiscal year ended March 31, 2009, the computation of diluted earnings per common share did not assume conversion of convertible preferred stock, as the effect of such conversion would be anti-dilutive due to the net loss.

21. Income taxes

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2008, 2009 and 2010:

	2008	2009	2010
	(in millions of yen)
Current:
Domestic	9,681	10,013	10,975
Foreign	35,502	40,773	6,138

Total current tax expense	45,183	50,786	17,113

Deferred:
Domestic	626,326	709,625	(378,678)
Foreign	667	1,497	1,370

Total deferred tax expense	626,993	711,122	(377,308)

Total income tax expense	672,176	761,908	(360,195)

The preceding table does not reflect the tax effects of items recorded directly in Shareholders’ equity for the fiscal years ended March 31, 2008, 2009 and 2010. The detailed amounts recorded directly in Shareholders’ equity are as follows:

	2008	2009	2010
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(598,625)	(488,671)	298,562
Less: reclassification adjustments	(171,164)	(29,684)	7,915

Total	(769,789)	(518,355)	306,477

Pension liability adjustments:
Unrealized gains (losses)	(165,059)	(65,728)	9,051
Less: reclassification adjustments	(2,786)	2,715	14,481

Total	(167,845)	(63,013)	23,532

Total tax effect before allocation to noncontrolling interests	(937,634)	(581,368)	330,009

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Since the MHFG Group does not have the intention to divest its foreign subsidiaries in the foreseeable future, deferred taxes are not provided on the temporary differences related to foreign currency translation adjustments.

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to actual income tax expense for the fiscal years ended March 31, 2008, 2009 and 2010:

	2008	2009	2010
	(in millions of yen, except tax rates)
Income (loss) before income tax expense	847,138	(358,094)	686,455
Effective statutory tax rate	40.69%	40.69%	40.69%

Income tax calculated at the statutory tax rate	344,700	(145,709)	279,319
Income not subject to tax	(19,514)	(15,658)	(23,207)
Expenses not deductible for tax purposes	2,035	1,823	1,496
Tax rate differentials of subsidiaries	35,610	(11,923)	650
Change in valuation allowance	242,980	1,256,799	(1,104,610)
Change in undistributed earnings of subsidiaries	(32,405)	(19,706)	10,384
Change in net operating loss carryforwards resulting from intercompany capital transactions	54,277	(351,991)	(1,400)
Expiration of net operating loss carryforwards	—	15,915	481,805
Business combination (Note 3)	—	—	(38,721)
Other	44,493	32,358	34,089

Income tax expense	672,176	761,908	(360,195)

The components of net deferred tax assets at March 31, 2009 and 2010 are as follows:

	2009	2010
	(in millions of yen)
Deferred tax assets:
Investments	1,265,923	1,155,141
Allowance for loan losses	495,235	487,488
Trading account assets	85,609	74,713
Prepaid pension cost and accrued pension liabilities	122,321	40,688
Financial Stabilization Funds	21,324	16,615
Premises and equipment	26,526	15,062
Undistributed earnings of subsidiaries	15,183	4,799
Net operating loss carryforwards	2,559,208	1,996,444
Other	332,191	300,133

	4,923,520	4,091,083
Valuation allowance	(3,778,575)	(2,603,292)

Deferred tax assets, net of valuation allowance	1,144,945	1,487,791

Deferred tax liabilities:
Available-for-sale securities	282,962	550,640
Derivative financial instruments	27,217	43,447
Other	50,747	79,252

Deferred tax liabilities	360,926	673,339

Net deferred tax assets	784,019	814,452

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation in the consolidated balance sheets.

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies available in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that the MHFG Group would realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2009 and 2010.

At March 31, 2010, the MHFG Group had net operating loss carryforwards totaling ¥5,002 billion. These net operating losses are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2011	504
2012	519
2013	2,696
2014	16
2015	6
2016 and thereafter	1,261

Total	5,002

Included in net operating loss carryforwards in the above table are carryforwards of the holding company and a subsidiary of ¥3,515 billion resulting mainly from intercompany capital transactions. The tax effect of these carryforwards is offset by a full valuation allowance.

The total amount of unrecognized tax benefits including ¥1,943 million and ¥602 million interest and penalties was ¥11,639 million and ¥4,193 million at March 31, 2009 and 2010, respectively, of which ¥11,639 million and ¥2,596 million would, if recognized, affect the Group’s effective tax rate, respectively. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2009 and 2010:

	2009	2010
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	4,923	11,639

Gross amount of increases related to positions taken during prior years	7,412	3,394
Amount of decreases related to settlements	(328)	(10,306)
Foreign exchange adjustments	(368)	(534)

Total unrecognized tax benefits at end of fiscal year	11,639	4,193

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2002, 1999 and 2002, respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

22. Pension and other employee benefit plans

Severance indemnities and pension plans

MHFG and certain subsidiaries, including MHBK, MHCB, and MHTB, sponsor and offer their employees other than directors and corporate auditors, contributory and non-contributory defined benefit plans. Under these plans, employees are provided with lump-sum cash payments upon leaving the company. The amount of benefits under the plans is principally determined based on the position, the length of service and the reason for retirement. When employees meet certain conditions including the length of service, they may opt to receive annuity payments instead of lump-sum payments at retirement. MHFG and certain subsidiaries also offer special termination benefits to former employees whose contributions during their career were deemed meritorious and to those with particular circumstances.

Some of MHFG’s subsidiaries offer closed Tax-Qualified Pension Plans (closed “TQPPs”). These plans are non-contributory defined benefit plans which provide retired employees other than directors and corporate auditors with retirement benefits that are determined based on certain factors that include the length of service. Under the TQPPs, employers enter into contracts with financial institutions such as trust banks or life insurers that administer employer contributions and benefit payments.

Certain foreign offices and subsidiaries have defined contribution plans and/or defined benefit plans, of which disclosures are combined with those for domestic benefit plans, as they are not significant.

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized for contributions to the plans for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥1,785 million, ¥1,987 million and ¥3,391 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans, net of contributions made by employees, for the fiscal years ended March 31, 2008, 2009 and 2010 includes the following components:

	2008	2009	2010
	(in millions of yen)
Service cost-benefits earned during the fiscal year	24,000	23,668	27,342
Interest costs on projected benefit obligation	26,757	25,192	25,062
Expected return on plan assets	(95,211)	(52,273)	(15,120)
Amortization of prior service benefit	(437)	(375)	(318)
Amortization of net actuarial loss (gain)	(6,042)	6,297	36,483
Special termination benefits	5,048	7,440	4,387
Loss on settlement	—	1,791	—
Gain on curtailment	—	(748)	—

Net periodic benefit cost	(45,885)	10,992	77,836

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2009 and 2010 were summarized as follows:

	2009	2010
	(in millions of yen)
Net actuarial loss (gain)	336,362	(196,508)
Amortization of net actuarial loss	(6,297)	(36,483)
Prior service cost	744	—
Amortization of prior service benefit	375	318

Total recognized in other comprehensive loss (income) before-tax	331,184	(232,673)

As of March 31, 2010, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service benefit and actuarial loss over the next fiscal year, are estimated to be ¥318 million and ¥15,601 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2008	2009	2010
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	1.99%	1.93%	1.93%
Rates of increase in future compensation level	1.61–5.62%	1.93–6.27%	2.13–6.12%

Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	2.09%	1.99%	1.93%
Rates of increase in future compensation level	1.51–5.76%	1.61–5.62%	1.93–6.27%
Expected rates of return on plan assets	5.75%	3.92%	1.49%

In estimating the discount rate, the MHFG Group used interest rates on high-quality fixed-income governmental and corporate bonds that received a rating of AA(Aa) or higher from rating agencies. The durations of such bonds closely match that of the benefit obligation. Assumed discount rates were reevaluated at each measurement date. The expected rate of return for each asset category is based primarily on various aspects of long-term prospects for the economy that include historical performance and the market environment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2009 and 2010 for the plans of MHFG and its subsidiaries.

	2009	2010
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,293,747	1,256,538
Service cost	23,668	27,342
Interest cost	25,192	25,062
Plan participants’ contributions	1,199	1,200
Business combination (1)	—	45,586
Settlements	(15,730)	—
Actuarial loss (gain)	(4,377)	13,494
Foreign currency exchange rate changes	(5,303)	(19)
Benefits paid	(43,906)	(45,442)
Lump-sum payments	(17,952)	(17,412)

Benefit obligation at end of fiscal year (2)	1,256,538	1,306,349

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,320,374	1,005,422
Actual return (negative return) on plan assets	(289,612)	225,154
Foreign currency exchange rate changes	(4,991)	(58)
Business combination (1)	—	35,216
Settlements	(15,730)	—
Employer contributions	38,088	55,291
Plan participants’ contributions	1,199	1,200
Benefits paid	(43,906)	(45,442)

Fair value of plan assets at end of fiscal year	1,005,422	1,276,783

Funded status	(251,116)	(29,566)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	8	182
Accrued pension liability	(251,124)	(29,748)

Net amount recognized	(251,116)	(29,566)

Amounts recognized in Accumulated other comprehensive loss (income) before-tax consist of:
Prior service cost (benefit)	(2,616)	(2,298)
Net actuarial loss	526,328	293,337

Net amount recognized	523,712	291,039

Notes:

(1)	Business combination represents the effect of merger of MHSC and Shinko.
(2)	The aggregated accumulated benefit obligations of these plans were ¥1,232,621 million and ¥1,280,344 million, respectively, as of March 31, 2009 and 2010. The defined benefit plans generally employ a multi-variable and non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2010:

	2009	2010
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	1,254,091	1,303,701
Fair value of plan assets	1,002,967	1,273,953

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	1,230,175	82,742
Fair value of plan assets	1,002,967	59,194

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

Investment policies and asset allocation

In managing plan assets, the MHFG Group determines the appropriate levels of risk that the Group can assume under the given circumstances to maximize the investment returns from a long-term perspective while ensuring that the sufficient funds will be available to plan participants and beneficiaries. Generally, the investment returns are relative to the risks involved. In considering the maximum levels of risk that the MHFG Group can assume, it primarily considers the following factors; the employers’ burden of maintaining the benefit plans based on the design of the plans and future plan contributions, the age distribution of the plan participants and beneficiaries, the financial conditions of the employers, and the employers’ ability to absorb future variability in plan premiums. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset category such as Japanese equity securities, Japanese debt securities, foreign equity securities and foreign debt securities. Additionally, the asset allocation is reviewed whenever there are large fluctuations in pension plan liabilities caused by modifications of pension plans, or there are changes in the market environment. When selecting an investment in each asset category, the MHFG Group takes into consideration credit standing of an investee, concentration of credit risk to a certain investee, liquidity of an financial instrument, etc. The investments in each asset category are further diversified across funds, strategies, sectors, etc. There is no significant investment in a single investee except Japanese government bonds.

Certain subsidiaries of MHFG established employee retirement benefit trusts and transferred their assets to the trusts as plan assets. These assets are separated from employer’s proprietary assets for the payment to the plan beneficiaries. The assets held in these trusts are primarily Japanese equity securities and have been entrusted directly with qualified trustees including trust banks.

The plan assets designated to the TQPPs have been invested in assets with low investment risk because the plans have already been closed to new participants.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets excluding those of the employee retirement benefit trusts at March 31, 2010 is as follows:

Asset category	Asset ratio
Japanese equity securities	17.00%
Japanese debt securities	28.00%
Foreign equity securities	15.00%
Foreign debt securities	26.00%
General account of life insurance companies	14.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest rate.

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2010, by asset category. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 29 “Fair value”.

	2010
	Level 1		Level 2		Level 3	Total
	(in billions of yen)
Japanese equity securities
Common stocks (1)	606		—		—	606
Pooled funds (2)	—		65		—	65
Japanese debt securities
Government bonds	117		—		—	117
Pooled funds (2)	—		37		—	37
Other	—		28		—	28
Foreign equity securities
Common stocks	48		—		—	48
Pooled funds (2)	—		83		—	83
Foreign debt securities
Government bonds	74		6		—	80
Pooled funds (2)	—		54		—	54
Other	—		17		—	17
General account of life insurance companies (3)	—		102		—	102
Hedge funds	—		—		1	1
Other	45	(4)	(6	) (5)	—	39

Total assets at fair value	890		386		1	1,277

Notes:

(1)	This category includes equity securities held in the employee retirement benefit trusts of ¥575 billion at March 31, 2010, which are well-diversified across industries.
(2)	This category primarily includes pension investment fund trusts. Investments in this category are generally measured at their net asset values per share and can be redeemable within short-term period upon request.
(3)	Investments in this category are measured at conversion value.
(4)	This category primarily includes cash and short-term assets carried at fair value.
(5)	This category primarily includes foreign exchange contracts carried at fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value amount of Level 3 assets, consisting of hedge funds, was ¥1 billion and ¥1 billion at March 31, 2009 and 2010, respectively. Amounts of actual returns on and purchases and sales of these assets during the fiscal year ended March 31, 2010 were not significant.

Contributions

A contribution of approximately ¥52 billion is expected to be paid to the pension plans in the fiscal year ending March 31, 2011, based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2011	61,393
2012	62,638
2013	64,518
2014	66,794
2015	68,566
2016-2020	357,634

23. Stock-based compensation

Concurrently with the abolishment of, and as an alternative to the retirement allowances program for directors and executive officers of MHFG, MHBK, MHCB, and MHTB, the MHFG Group introduced stock compensation-type stock options, in the form of stock acquisition rights, for directors (excluding the outside directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”) in June 2008. The Group also introduced similar stock compensation-type stock options for MHSC’s Directors in June 2009.

The Group maintains following three types of stock-based compensation plan.

In each plan, 1,000 shares of common stock of the designated company (i.e. MHFG common stock for Directors of MHFG, MHBK and MHCB, MHTB common stock for Directors of MHTB, and MHSC common stock for Directors of MHSC) shall be issued or transferred upon exercise of each of the stock acquisition rights. The amount to be paid upon exercise shall be 1 yen per share.

The contractual term of the stock acquisition rights of each plan is 20 years. A holder may exercise the stock acquisition rights only after the date on which such holder loses the status as a Director of MHFG, MHBK, MHCB, MHTB or MHSC. In case of MHSC, if a holder assumes the status as a Director of the company immediately after losing the status as a Director of the company, the holder may exercise the stock acquisition rights only after losing such status finally and definitely.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Directors of MHFG, MHBK, and MHCB

The following is a summary of the stock-based compensation plan of MHFG, MHBK and MHCB for the fiscal year ended March 31, 2010:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	5,409,000	1
Granted during fiscal year	5,835,000	1
Exercised during fiscal year	1,954,000	1

Outstanding at end of fiscal year	9,290,000	1	19.26	1,709

Exercisable at end of fiscal year	—	—	—	—

There are no non-vested stock options remaining as of March 31, 2010.

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

	For the stock acquisition rights granted during the fiscal year ended March 31,
	2009	2010
Risk-free interest rate	0.38%	0.22%
Expected volatility	61.05%	67.18%
Expected remaining term (in years)	1.78	1.86
Expected dividend yield	4.78%	4.35%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2009 and 2010 was ¥190,910 and ¥168,690, respectively.

The compensation cost related to this plan recognized in income was ¥1,033 million and ¥984 million during the fiscal years ended March 31, 2009 and 2010, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Directors of MHTB

The following is a summary of the stock-based compensation plan of MHTB for the fiscal year ended March 31, 2010:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	1,695,000	1
Granted during fiscal year	1,744,000	1
Exercised during fiscal year	615,000	1

Outstanding at end of fiscal year	2,824,000	1	19.13	263

Exercisable at end of fiscal year	—	—	—	—

There are no non-vested stock options remaining as of March 31, 2010.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The assumptions used are the same as those of the aforementioned plan for Directors of MHFG, MHBK, and MHCB except that the underlying security is MHTB common stock.

	For the stock acquisition rights granted during the fiscal year ended March 31,
	2009	2010
Risk-free interest rate	0.36%	0.23%
Expected volatility	46.19%	49.14%
Expected remaining term (in years)	1.52	1.84
Expected dividend yield	1.06%	0%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2009 and 2010 was ¥91,490 and ¥110,000, respectively.

The compensation cost related to this plan recognized in income was ¥155 million and ¥192 million during the fiscal years ended March 31, 2009 and 2010, respectively.

For Directors of MHSC

The following is a summary of the stock-based compensation plan of MHSC for the fiscal year ended March 31, 2010:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	—	—
Granted during fiscal year	1,217,000	1
Exercised during fiscal year	16,000	1
Forfeited during fiscal year	2,000	1

Outstanding at end of fiscal year	1,199,000	1	19.38	354

Exercisable at end of fiscal year	34,000	1	19.38	10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There are no non-vested stock options remaining as of March 31, 2010.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The assumptions used are the same as those of the aforementioned plan for Directors of MHFG, MHBK, and MHCB except that the underlying security is MHSC common stock.

For the stock acquisition rights granted during the fiscal year ended March 31, 2010
Risk-free interest rate	0.38%
Expected volatility	51.64%
Expected remaining term (in years)	3.03
Expected dividend yield	1.55%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal year ended March 31, 2010 was ¥306,210.

The compensation cost related to this plan recognized in income was ¥372 million during the fiscal year ended March 31, 2010.

24. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance on transactions. Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes notional and fair value amounts of derivative instruments outstanding as of March 31, 2010. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement in the consolidated balance sheets as well as the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2010	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	882,799	—	12,187	—	11,738
Foreign exchange contracts	79,510	—	3,457	6	3,168
Equity-related contracts	2,653	—	158	—	171
Credit-related contracts	10,204	—	116	—	104
Other contracts	1,011	—	123	—	101

Total	976,177	—	16,041	6	15,282

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting arrangements. Those collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which amounts were ¥1,237 billion and ¥814 billion at March 31, 2009, and ¥853 billion and ¥498 billion at March 31, 2010, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses information related to fair value hedges for the fiscal year ended March 31, 2010:

	Gains (losses) recorded in income
2010	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(14,200)	13,771	—	(429)

Total	(14,200)	13,771	—	(429)

The MHFG Group had net loss excluded from assessment of effectiveness of ¥5,497 million and ¥8,849 million for the fiscal years ended March 31, 2008 and 2009, respectively. No ineffectiveness was recognized in earnings for those fiscal years.

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

The following table summarizes gains and losses information related to net investment hedges for the fiscal year ended March 31, 2010:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
2010	Derivatives— effective portion recorded in OCI	Derivatives— ineffective portion recorded in income
	(in millions of yen)
Foreign exchange contracts	(4,489)	—

Total	(4,489)	—

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income (loss) to earnings for the fiscal year ended March 31, 2010. Additionally, no amount was excluded from the assessment of effectiveness of net investment hedges during the fiscal year ended March 31, 2010.

The MHFG Group had net loss of ¥3,177 million and net gain of ¥87,176 million at March 31, 2008 and 2009, respectively, in foreign currency translation adjustment within Accumulated other comprehensive income (loss).

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The change in fair value of those instruments except certain credit derivatives hedging the credit risk in loans are recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net loss resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest expenses.

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal year ended March 31, 2010:

2010	Gains (losses) recorded in income
(in millions of yen)
Interest rate contracts (1)	115,416
Foreign exchange contracts	111,845
Equity-related contracts	(22,841)
Credit-related contracts (2)	(97,215)
Other contracts	(2,103)

Total	105,102

Notes:

(1)	The net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	The amount includes the net loss of ¥90,642 million on the credit derivatives hedging the credit risk in loans.

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credit, which substantially offsets its exposure. Thus, the notional amount is not a reliable indicator of the Group’s actual loss exposure.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2009 and 2010:

	2009		2010
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written
Investment grade	3,087	(293)	2,630	(12)
Non-investment grade	4,556	(211)	2,224	(44)

Total	7,643	(504)	4,854	(56)

Credit protection purchased	9,047	582	5,363	68

Note:

Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB– or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2009 and 2010:

	Maximum payout/Notional amount
	2009	2010
	(in billions of yen)
One year or less	835	790
After one year through five years	6,188	3,729
After five years	620	335

Total	7,643	4,854

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on March 31, 2010 was ¥2,170 billion. As the Group has provided ¥1,736 billion as collateral to the counterparties in its normal course of business, if the contingent features described above were triggered on March 31, 2010, the amount immediately required to settle would be ¥434 billion.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value on the consolidated balance sheets at the inception of the guarantee. The carrying amount of guarantees and similar obligations at March 31, 2009 and 2010 was ¥18 billion and ¥15 billion, respectively, and was included in Other liabilities.

The types of guarantees under ASC 460 provided by the MHFG Group are described below.

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

Derivative financial instruments

Certain written options and credit default swaps are deemed guarantees pursuant to the definition of guarantees in ASC 460 if (i) these contracts require the MHFG Group to make payments to counterparties based on changes in an underlying instrument or index, (ii) the contract cannot be cash-settled, and (iii) it is probable that the counterparty held the underlying instrument at inception of the contract. Because it is difficult in practice to determine whether condition (iii) exists, the MHFG Group has decided to include all credit default swaps and certain written options, excluding written options outside the scope of ASC 460 such as written call options, in the mandatory guarantee disclosures, irrespective of whether the counterparty has the asset or liability relating to the underlying.

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2009 and 2010. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

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

2009	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,681	888	705	88
Guarantees on loans	860	121	75	664
Guarantees on securities	20	7	11	2
Other guarantees	992	726	225	41
Guarantees for the repayment of trust principal	932	129	330	473
Liabilities of trust accounts	6,942	6,752	48	142
Derivative financial instruments	58,569	24,098	29,706	4,765

2010	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,579	872	593	114
Guarantees on loans	739	104	69	566
Guarantees on securities	16	5	11	—
Other guarantees	867	641	185	41
Guarantees for the repayment of trust principal	932	198	282	452
Liabilities of trust accounts	8,529	8,351	43	135
Derivative financial instruments	43,074	21,586	17,400	4,088

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2009 and 2010.

	2009	2010
	(in billions of yen)
Investment grade	2,095	1,715
Non-investment grade	1,458	1,486

Total	3,553	3,201

Note:	Investment grade in the internal rating scale is generally corresponding to BBB– or above in external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2009 and 2010:

	2009	2010
	(in billions of yen)
Commitments to extend credit (Note)	47,900	48,778
Commercial letters of credit	332	392

Total	48,232	49,170

Note:	Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

Other liabilities include an allowance for losses on off-balance-sheet instruments, of which amount at March 31, 2009 and 2010 was ¥133 billion and ¥108 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. Future minimum rental commitments for noncancelable leases at March 31, 2010 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2011	7,269	38,008
2012	5,040	29,920
2013	3,696	26,621
2014	2,402	20,737
2015	1,486	7,040
2016 and thereafter	1,080	20,950

Total minimum lease payments	20,973	143,276

Amount representing interest	1,191

Present value of minimum lease payments	19,782

Total rental expense for the fiscal years ended March 31, 2008, 2009 and 2010 was ¥99,339 million, ¥104,605 million and ¥106,177 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years at total lease payment for the whole period of ¥214,690 million, which then decreased to ¥211,186 million, as the terms of certain lease agreements were changed during the fiscal year ended March 31, 2009. The MHFG Group recorded the transactions as operating leases. The future minimum lease payments under the terms of the related lease agreements were ¥94,655 million, ¥69,947 million and ¥54,735 million at March 31, 2008, 2009 and 2010, respectively.

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

26. Noncontrolling interests in consolidated subsidiaries

Noncontrolling interests represent the equity for the remaining outstanding voting stock of subsidiaries not owned by the MHFG Group. The changes in noncontrolling interests in fiscal years ended March 31, 2008, 2009,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2010 consisted of noncontrolling interests in net income or loss of subsidiaries, noncontrolling interests in changes in other comprehensive income of subsidiaries and changes resulting from changes in the ownership percentage of the Group in certain subsidiaries.

During the fiscal year ended March 31, 2008, MHCB subscribed to new share issuances in total of ¥400 billion through third-party allocations by its subsidiary, MHSC. The purpose of the increases in capital by MHSC was to strengthen the capital base and business platform for the entire MHSC group. As a result of these transactions, the Group’s ownership in MHSC was increased to 89.81% at March 31, 2008.

During the fiscal year ended March 31, 2010, MHFG exchanged certain voting equity interests in MHSC for those in Shinko, which had been an equity method affiliate of the Group, and merged the two entities. As a result of the transaction, the Group’s ownership in MHSC was decreased to 59.22% at March 31, 2010. See Note 3 “Business Combination” for further details of the merger.

27. Variable interest entities and securitizations

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

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant or sponsored unconsolidated VIEs, as of March 31, 2009 and 2010:

2009	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	2,497,291	—	—
Asset-backed securitizations	616,794	1,417,645	43,908
Investments in securitization products	37,674	—	—
Investment funds	607,284	2,435,128	412,983
Trust arrangements and other	—	933,249	452,549

Total	3,759,043	4,786,022	909,440

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2010	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	2,023,766	—	—
Asset-backed securitizations	355,223	1,252,745	40,196
Investments in securitization products	100,666	—	—
Investment funds	568,017	2,777,840	400,636
Trust arrangements and other	—	932,524	380,675

Total	3,047,672	4,963,109	821,507

The tables below present the carrying amount and classification of consolidated VIEs’ assets and liabilities, as of March 31, 2009 and 2010:

Consolidated VIEs’ assets	2009	2010
	(in millions of yen)
Cash and due from banks and deposits	147,154	81,171
Call loans	3,209	1,778
Trading account assets	554,184	526,555
Investments	71,053	46,446
Loans	2,908,207	2,342,957
Other	75,236	48,765

Total	3,759,043	3,047,672

Consolidated VIEs’ liabilities	2009	2010
	(in millions of yen)
Commercial paper	315,819	150,834
Other short-term borrowings	6,925	4,489
Trading account liabilities	16,679	9,155
Long-term debt	152,363	112,556
Other	313,298	189,749

Total	805,084	466,783

The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means. The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant or sponsored unconsolidated VIEs, as of March 31, 2009 and 2010:

Assets on balance sheets related to unconsolidated VIEs	2009	2010
	(in millions of yen)
Trading account assets	32,793	57,458
Investments	407,748	367,370
Loans	15,629	15,629

Total	456,170	440,457

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs	2009	2010
	(in millions of yen)
Due to trust accounts	479,936	551,328
Trading account liabilities	—	360

Total	479,936	551,688

Maximum exposure to loss	909,440	821,507

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks (Refer to Note 13 “Due to trust accounts”). The MHFG Group determined that it does not absorb a majority of expected losses or expected residual returns in connection with these trust arrangements but had significant variable interests and, therefore, the trust accounts are not included in the consolidated financial statements of the MHFG Group but are disclosed in the tables above as significant or sponsored unconsolidated VIEs. See Note 25 “Commitments and contingencies” for the balances of guaranteed trust principal at March 31, 2009 and 2010.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary, and does not assume risks associated with the entrusted assets. For substantially all non-guaranteed trust arrangements, the trust beneficiaries receive the majority of expected residual returns and absorb the majority of expected losses based on the performance of the trust assets and, therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. However, the Group determined that it does not absorb a majority of the expected losses or

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expected residual returns in these entities based on an internally developed model. Furthermore, taking into consideration that the Group typically only provides senior financing with credit enhanced by subordinated interests and, if necessary, may act as an interest rate swap counterparty, the Group’s variable interests in these entities are considered not to be significant.

Securitization

The MHFG Group had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales during the periods since April 1, 2005. The MHFG Group had securitized mortgage loans during a previous fiscal year. In connection with such securitization transaction, the Group provides servicing for and holds retained interests in the securitized mortgage loans. The Group’s retained interests consist of subordinated beneficial interests and retained credit exposure. The values of the subordinated beneficial interests are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The retained credit exposure is in the form of a guarantee by a subsidiary of the Group. The carrying amount of this retained credit exposure was not considered material at March 31, 2009 and 2010. No servicing assets or liabilities were recorded as a result of this transaction since the Group received adequate compensation.

The following information is related to a mortgage loan securitization transaction executed during the fiscal year ended March 31, 2005. Because the entity utilized is structured as a qualifying SPE as defined in ASC 860, it is exempt from consolidation and the transfer is accounted for as a sale.

Key economic assumptions used in measuring the fair value of the subordinated beneficial interests at the date of securitization were as follows:

Discount rate	0.08–2.57%
Prepayment rate	4.14%
Weighted-average life (in years)	8.18
Expected credit losses	0.18%

At March 31, 2009 and 2010, key assumptions used in measuring the fair value of the subordinated beneficial interests and the sensitivities of the fair value to an immediate adverse change of 10% and 20% in those assumptions were as follows:

	2009	2010
Discount rate	1.51–2.33%	0.71–2.03%
Prepayment rate	4.87%	5.08%
Weighted-average life (in years)	6.62	6.35
Expected credit losses	0.11%	0.11%

	2009	2010
	(in millions of yen)
Carrying value of subordinated beneficial interests	20,813	19,207
Discount rate:
Impact of 10% adverse change	607	516
Impact of 20% adverse change	1,199	1,022
Prepayment rate:
Impact of 10% adverse change	131	194
Impact of 20% adverse change	291	334
Expected credit losses:
Impact of 10% adverse change	115	92
Impact of 20% adverse change	229	186

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the subordinated beneficial interests is calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from the securitization for the fiscal years ended March 31, 2008, 2009 and 2010:

	2008	2009	2010
	(in millions of yen)
Servicing fees received	167	149	132
Cash flows received on subordinated beneficial interests	2,686	2,490	2,428

The tables below show the reconciliation between managed basis and on-balance-sheet amounts of mortgage loans balances including delinquencies at March 31, 2009 and 2010, and that of net credit losses for the fiscal years ended March 31, 2008, 2009 and 2010:

	2009		2010
Principal balance and delinquencies	Principal balance	Delinquencies	Principal balance	Delinquencies
	(in millions of yen)
Total mortgage loans managed together	9,641,197	88,357	9,835,841	116,391
Less:
Securitized amounts	177,934	2,266	155,316	3,016

On-balance-sheet amounts	9,463,263	86,091	9,680,525	113,375

Net credit losses	2008	2009	2010
	(in millions of yen)
Total mortgage loans managed together	6,812	9,097	9,564
Less:
Securitized amounts	293	331	396

On-balance-sheet amounts	6,519	8,766	9,168

The on-balance-sheet amounts in the tables above do not include separately managed mortgage loans, the principal balance of which were ¥1,603 billion and ¥1,413 billion at March 31, 2009 and 2010, respectively.

There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥218,864 million and ¥358,569 million as of March 31, 2009, and ¥247,991 million and ¥186,928 million as of March 31, 2010, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. Fees and commissions income

Details of Fees and commissions income for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
	(in millions of yen)
Securities-related business	94,858	57,453	115,239
Remittance business	117,421	111,317	105,366
Deposits, debentures and lending business	87,769	110,171	94,547
Trust fees	64,164	55,891	49,101
Fees for other customer services	268,852	225,707	222,155

Total	633,064	560,539	586,408

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

29. Fair value

Fair value measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Additionally, ASC 820 precludes (1) deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Following is a description of valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2010, there were no material changes made to the Group’s valuation techniques and related inputs.

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

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Among those funds, exchange-traded funds (“ETF”) are classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trust and hedge funds are generally classified in Level 2, since those funds are measured at NAV per share and the MHFG Group has the ability to redeem its investment with the investees at NAV per share at the measurement date or within the near term. Private equity funds and real estate funds measured at NAV per share are generally classified in Level 3, since the Group never has the ability to redeem its investment with the investees at NAV per share, nor can it redeem its investment with the investees at NAV per share at the measurement date or within the near term.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2009 and 2010, including those for which the MHFG Group has elected the fair value option, are summarized below:

2009	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading account assets:
Trading securities (1)	7,241	3,319	930	11,490
Derivatives	22	18,896	598	19,516
Investments:
Available-for-sale securities	20,226	4,505	2,824	27,555
Other investments	—	—	88	88

Total assets at fair value on a recurring basis	27,489	26,720	4,440	58,649

Liabilities:
Trading account liabilities:
Trading securities sold, not yet purchased	2,724	163	—	2,887
Derivatives	32	18,117	471	18,620
Long-term debt (2)	—	7	261	268

Total liabilities at fair value on a recurring basis	2,756	18,287	732	21,775

2010	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1)	11,085	3,482	920	15,487
Derivatives	22	15,675	344	16,041
Available-for-sale securities:
Japanese government bonds	26,690	1,539	—	28,229
Japanese local gov’t bonds	—	157	—	157
U.S. Treasury bonds	112	—	—	112
Other foreign gov’t bonds	215	104	—	319
Agency mortgage-backed securities	57	478	—	535
Residential mortgage-backed securities	—	438	573	1,011
Commercial mortgage-backed securities	—	—	650	650
Japanese corporate bonds	—	2,201	233	2,434
Japanese other debt securities	—	45	289	334
Foreign corporate bonds and other debt securities	75	304	357	736
Equity securities (marketable)	3,146	135	3	3,284
Other investments	—	—	96	96

Total assets at fair value on a recurring basis (3)	41,402	24,558	3,465	69,425

Liabilities:
Trading securities sold, not yet purchased	3,849	265	—	4,114
Derivatives	24	14,980	285	15,289
Long-term debt (2)	—	4	350	354

Total liabilities at fair value on a recurring basis	3,873	15,249	635	19,757

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option. Such securities were previously classified as available-for-sale securities.
(2)	Amounts represent items for which the Group elected the fair value option.
(3)	Amounts include the investments measured at NAV per share at March 31, 2010, of ¥723 billion, of which ¥213 billion is classified in Level 1, ¥454 billion is classified in Level 2, and ¥56 billion is classified in Level 3.

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2009 and 2010:

2009	April 1, 2008	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, sales, issuances and settlements	March 31, 2009	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading account assets:
Trading securities	1,176	(203	) (2)	18	(61)	930	(100)
Derivatives, net (1)	(39)	119	(2)	10	37	127	69
Investments:
Available-for-sale securities	3,607	(114	) (3)	(69)	(600)	2,824	(59)
Other investments	77	19	(4)	—	(8)	88	11	(4)
Liabilities:
Long-term debt	335	1	(5)	—	(73)	261	(1	) (5)

2010	April 1, 2009	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, sales, issuances and settlements	March 31, 2010	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities	930	15	(2)	(37)	12	920	30
Derivatives, net (1)	127	(127	) (2)	(11)	70	59	(164)
Available-for-sale securities:
Residential mortgage-backed securities	664	9	(3)	—	(100)	573	—
Commercial mortgage-backed securities	955	(17	) (3)	—	(288)	650	(11)
Japanese corporate bonds	322	—	(3)	(69)	(20)	233	—
Japanese other debt securities	512	3	(3)	—	(226)	289	—
Foreign corporate bonds and other debt securities	369	19	(3)	35	(66)	357	—
Equity securities (marketable)	2	1	(3)	2	(2)	3	—
Other investments	88	3	(4)	—	5	96	2	(4)
Liabilities:
Long-term debt	261	9	(5)	—	98	350	10	(5)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(2)	Realized and unrealized gains (losses) are reported in Trading account gains—net or Other noninterest income (expenses).
(3)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss).
(4)	Realized and unrealized gains (losses) are reported in Investment gains (losses)—net.
(5)	Realized and unrealized gains (losses) are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the fiscal year, that are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at March 31, 2009 and 2010.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2009 and 2010.

2009	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	330	—	—	330	613
Loans held-for-sale	81	—	6	75	123
Other investments	44	—	—	44	134

Total assets at fair value on a nonrecurring basis	455	—	6	449	870

Liabilities:
Other liabilities	4	—	—	4	—

Total liabilities at fair value on a nonrecurring basis	4	—	—	4	—

2010	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	287	—	—	287	407
Loans held-for-sale	45	—	22	23	62
Other investments	4	—	—	4	29

Total assets at fair value on a nonrecurring basis	336	—	22	314	498

Liabilities:
Other liabilities	1	—	1	—	—

Total liabilities at fair value on a nonrecurring basis	1	—	1	—	—

Loans in the table above have been impaired and measured based on the fair value of the underlying collateral.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the fiscal year. The items of which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of fair value for items other than above requires significant adjustment based on management judgment and estimation, which leads such items into Level 3.

Other investments in the table above have been impaired and written down to fair value. Other investments consist of non-marketable equity securities outside the scope of ASC 320, which have no readily available quoted price. The fair value of these impaired non-marketable equity securities is determined primarily by using a liquidation value technique. As significant management judgment or estimation is required, these items are classified as Level 3.

Other liabilities in the table above represent amounts recorded for loan commitments where loans drawn under the commitment will be held for sale. The losses were measured in the same manner as loans held-for-sale above.

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of ASC 825, the changes in fair value of available-for-sale securities had been accounted for in Accumulated other comprehensive income (loss), net of tax, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥31 billion and ¥40 billion at March 31, 2009 and 2010, respectively. The net unrealized gains resulting from changes in fair values of those structured notes of ¥3 billion and ¥9 billion were recorded in Other noninterest income for the fiscal years ended March 31, 2009 and 2010, respectively.

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The differences between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥60 billion and ¥57 billion at March 31, 2009 and 2010, respectively. The net unrealized gains resulting from changes in fair values of those notes of ¥2 billion were recorded in Trading account gains (losses)—net, for the fiscal year ended March 31, 2009. There was no significant change in fair values of those notes during the fiscal year ended March 31, 2010.

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. Fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The carrying amounts and fair values of certain financial instruments, excluding the financial instruments outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”), at March 31, 2009 and 2010 are as follows:

	2009		2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	18,102	18,102	18,910	18,910
Trading securities	11,490	11,490	15,487	15,487
Investments	27,822	27,824	38,500	38,504
Loans, net of allowance for loan losses	71,746	72,117	62,861	63,276
Other financial assets	3,726	3,726	3,787	3,787
Derivative financial instruments	19,516	19,516	16,041	16,041

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	32,250	32,250	36,319	36,319
Interest-bearing deposits	74,762	74,717	75,145	75,103
Debentures	2,300	2,327	1,518	1,515
Trading securities sold, not yet purchased	2,887	2,887	4,114	4,114
Due to trust accounts	986	986	1,025	1,025
Commercial paper and other short-term borrowings	8,715	8,715	9,046	9,046
Long-term debt	7,999	8,242	8,463	8,874
Other financial liabilities	5,032	5,032	3,902	3,902
Derivative financial instruments	18,620	18,620	15,289	15,289

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a description of valuation methodologies used for estimating fair value for financial assets and liabilities not carried at fair value on the Group’s consolidated balance sheets.

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

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥639 billion and ¥568 billion at March 31, 2009 and 2010, respectively, are not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is estimated based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans, adjusting for inherent credit risk. The carrying amounts of impaired loans, net of allowance for loan losses, approximate the fair values since allowance for loan losses for impaired loans is estimated based on an individual basis to reflect the value of uncollectible amounts. During the fiscal year ended March 31, 2010, the Group has changed the discounted cash flow methodologies and assumptions used for performing loans especially for adjusting inherent credit risk. There were no material impacts on the fair value of performing loans by such changes.

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

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debentures

Debentures are fair valued using quoted market prices, if available. Otherwise, the fair value of debentures is estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market.

Commercial paper and other short-term borrowings

The carrying value of the majority of short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities. The valuation techniques of fair value of certain long-term debt elected for fair value option under ASC 815-15-25 or ASC 825 are described separately in this section.

Other financial liabilities

The fair value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the carrying amounts.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2009 and 2010.

30. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2009 and 2010, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2009 and 2010, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2008, 2009 and 2010. The outstanding amounts of these transactions, which were made in the ordinary course of business with terms equivalent to those with unrelated parties, were not considered significant.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

31. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the FSA. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income (loss) before income tax expense (benefit) under U.S. GAAP.

Note 32 “Foreign activities” provides financial information relating to the MHFG Group’s operations by geographic area.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) International

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services, and structured finance, to large and international corporations, financial institutions, and public entities. After the merger with Shinko was consummated on May 7, 2009, the new MHSC has been pursuing merger synergies, with the combination of former MHSC’s wholesale business expertise and global investment banking business platform and former Shinko’s nationwide customer base and full-service securities company network, its strong distribution capabilities in the middle and retail markets as well as its strong track record in Japanese initial public offerings.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The information below for reportable segments is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

2008	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
	Total	MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
		Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits:
Net interest income (expense)	368.8	293.6	180.5	73.4	39.7	(5.6)	80.8	654.4	606.9	311.0	328.9	(33.0)	0.7	46.8	55.4	53.5	1.9	(15.0)	1,063.6
Net noninterest income (expenses)	15.4	312.8	106.0	68.0	138.8	41.7	(339.1)	385.4	335.9	42.7	174.5	118.7	52.3	(2.8)	175.7	119.2	56.5	20.8	597.3

Total	384.2	606.4	286.5	141.4	178.5	36.1	(258.3)	1,039.8	942.8	353.7	503.4	85.7	53.0	44.0	231.1	172.7	58.4	5.8	1,660.9
General and administrative expenses	394.0	236.2	85.5	67.1	83.6	66.4	91.4	580.8	537.2	214.8	229.3	93.1	45.2	(1.6)	127.6	86.8	40.8	(9.1)	1,093.3
Others	(48.3)	—	—	—	—	—	(48.3)	(14.7)	—	—	—	—	—	(14.7)	(1.5)	—	(1.5)	8.1	(56.4)

Net business profits (losses)	(58.1)	370.2	201.0	74.3	94.9	(30.3)	(398.0)	444.3	405.6	138.9	274.1	(7.4)	7.8	30.9	102.0	85.9	16.1	23.0	511.2

2009	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group				Total
		MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)
	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits:
Net interest income (expense)	381.3	316.5	172.7	90.1	53.7	(9.7)	74.5	648.1	603.7	327.3	297.9	(21.5)	0.4	44.0	49.8	48.6	1.2	(10.3)	1,068.9
Net noninterest income (expenses)	343.2	211.7	102.5	40.4	68.8	78.0	53.5	252.2	224.0	25.2	144.4	54.4	30.9	(2.7)	127.1	81.5	45.6	15.6	738.1

Total	724.5	528.2	275.2	130.5	122.5	68.3	128.0	900.3	827.7	352.5	442.3	32.9	31.3	41.3	176.9	130.1	46.8	5.3	1,807.0
General and administrative expenses	381.4	246.9	92.0	66.0	88.9	59.5	75.0	615.9	571.1	235.7	234.2	101.2	44.0	0.8	132.0	91.3	40.7	(5.7)	1,123.6
Others	(35.4)	—	—	—	—	—	(35.4)	(13.8)	—	—	—	—	—	(13.8)	(3.2)	—	(3.2)	(8.4)	(60.8)

Net business profits (losses)	307.7	281.3	183.2	64.5	33.6	8.8	17.6	270.6	256.6	116.8	208.1	(68.3)	(12.7)	26.7	41.7	38.8	2.9	2.6	622.6

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group				Total
		MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)
2010	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)

	(in billions of yen)
Gross profits:
Net interest income (expense)	470.6	444.8	175.0	85.8	184.0	(10.7)	36.5	641.6	612.9	263.5	266.4	83.0	0.4	28.3	46.2	44.9	1.3	(6.7)	1,151.7
Net noninterest income	449.9	197.5	110.7	31.7	55.1	188.5	63.9	258.8	205.9	25.0	126.5	54.4	47.2	5.7	130.5	87.1	43.4	5.7	844.9

Total	920.5	642.3	285.7	117.5	239.1	177.8	100.4	900.4	818.8	288.5	392.9	137.4	47.6	34.0	176.7	132.0	44.7	(1.0)	1,996.6
General and administrative expenses	478.1	246.9	97.5	54.4	95.0	153.4	77.8	617.7	570.4	245.8	228.9	95.7	40.0	7.3	128.5	89.9	38.6	(11.1)	1,213.2
Others	(11.8)	—	—	—	—	—	(11.8)	(2.0)	—	—	—	—	—	(2.0)	(2.8)	—	(2.8)	(64.2)	(80.8)

Net business profits (losses)	430.6	395.4	188.2	63.1	144.1	24.4	10.8	280.7	248.4	42.7	164.0	41.7	7.6	24.7	45.4	42.1	3.3	(54.1)	702.6

Notes:
(1)	For the period before the merger of MHSC and Shinko (i.e. May 7, 2009), (4)MHSC does not include Shinko’s figures, as Shinko was an equity method affiliate for the period.
(2)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2008, 2009 and 2010 presented above to Income (loss) before income tax expense (benefit) shown on the consolidated statements of income is as follows:

	2008	2009	2010
	(in billions of yen)
Net business profits	511.2	622.6	702.6

U.S. GAAP adjustments	120.7	(124.9)	144.1
(Provision) credit for loan losses	57.8	(567.4)	(222.1)
Net gains (losses) related to equity investments	137.6	(246.4)	34.1
Non-recurring personnel expense	(0.7)	(13.2)	(43.9)
Gains on disposal of premises and equipment	37.3	23.4	27.6
(Provision) credit for losses on off-balance-sheet instruments	(5.1)	(83.6)	24.1
Others—net (Note)	(11.7)	31.4	20.0

Income (loss) before income tax expense (benefit)	847.1	(358.1)	686.5

Note:	With respect to the hedges related to credit risk mitigation transactions, the MHFG Group recognized a gain of ¥75.2 billion recorded in Other noninterest income and a loss of ¥90.6 billion recorded in Other noninterest expenses, for the fiscal years ended March 31, 2009 and 2010, respectively. Amount for the fiscal year ended March 31, 2010 also includes a gain of ¥106.3 billion on a bargain purchase of Shinko which is included in Other noninterest income. See Note 24 “Derivative financial instruments” and Note 3 “Business combination” for further information.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Foreign activities

The following table presents consolidated income statement and total assets information by major geographic area. Foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as the MHFG Group’s operations are highly integrated globally, estimates and assumptions have been made for an allocation among the geographic areas.

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2008:
Total revenue (1)	3,015.1	833.3	92.5	264.3	4,205.2
Total expenses (2)	1,902.2	708.7	579.9	167.3	3,358.1

Income before income tax expense	1,112.9	124.6	(487.4)	97.0	847.1

Net income (loss)	476.9	104.4	(491.3)	85.0	175.0

Total assets at end of fiscal year	115,715.1	19,025.8	11,490.4	5,086.5	151,317.8

Fiscal year ended March 31, 2009:
Total revenue (1)	1,867.3	423.9	347.0	198.2	2,836.4
Total expenses (2)	2,424.5	262.4	364.3	143.3	3,194.5

Income before income tax expense	(557.2)	161.5	(17.3)	54.9	(358.1)

Net income (loss)	(1,276.8)	130.7	(20.2)	46.3	(1,120.0)

Total assets at end of fiscal year	115,588.4	24,995.2	9,816.0	4,683.4	155,083.0

Fiscal year ended March 31, 2010:
Total revenue (1)	2,324.3	284.5	229.6	124.7	2,963.1
Total expenses (2)	1,907.6	134.8	163.0	71.2	2,276.6

Income before income tax expense	416.7	149.7	66.6	53.5	686.5

Net income	784.5	149.2	65.5	47.5	1,046.7

Total assets at end of fiscal year	121,555.8	21,951.5	10,178.7	4,665.5	158,351.5

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2009	2010
	(in millions of yen)
Assets:
Cash and due from banks	148	142
Interest-bearing deposits in other banks	15,909	14,991
Investments in subsidiaries and affiliated companies	1,669,316	4,142,271
Other	104,805	23,635

Total	1,790,178	4,181,039

Liabilities and shareholders’ equity:
Short-term borrowings	860,000	960,000
Long-term debt	—	240,000
Other liabilities	84,131	14,824
Shareholders’ equity	846,047	2,966,215

Total	1,790,178	4,181,039

Condensed statements of income

	2008	2009	2010
	(in millions of yen)
Income:
Dividends from subsidiaries	770,833	410,517	3,847
Management fees from subsidiaries	35,686	32,184	29,945
Other income	668	2,130	7,981

Total	807,187	444,831	41,773

Expenses:
Operating expenses	19,364	19,968	19,808
Interest expense	14,796	10,957	13,918
Other expense	399	79,397	4,750

Total	34,559	110,322	38,476

Equity in undistributed net income (loss) of subsidiaries	(544,130)	(1,393,076)	996,309

Income (loss) before income tax benefit	228,498	(1,058,567)	999,606
Income tax benefit	(120)	(120)	(83)

Net income (loss)	228,618	(1,058,447)	999,689

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2008	2009	2010
	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	228,618	(1,058,447)	999,689
Adjustments and other	634,967	1,544,410	(908,244)

Net cash provided by operating activities	863,585	485,963	91,445

Cash flows from investing activities:
Proceeds from sales of securities of subsidiaries	60,002	79,000	—
Payments for purchases of securities of subsidiaries	(5)	(15)	(846,587)
Net change in other investing activities	(6,180)	(2,018)	15,755

Net cash provided by (used in) investing activities	53,817	76,967	(830,832)

Cash flows from financing activities:
Net change in short-term borrowings	(443,000)	(280,000)	100,000
Proceeds from issuance of long-term debt	—	—	240,000
Proceeds from issuance of common stock	—	—	529,200
Purchases of treasury stock	(371,566)	(150,359)	(5)
Dividends paid	(102,942)	(133,723)	(130,802)
Net change in other financing activities	99	1,207	988

Net cash provided by (used in) financing activities	(917,409)	(562,875)	739,381

Net increase (decrease) in cash and due from banks	(7)	55	(6)
Cash and due from banks at beginning of fiscal year	100	93	148

Cash and due from banks at end of fiscal year	93	148	142

34. Subsequent events

Making Orient Corporation an equity method affiliate

On May 14, 2010, the board of directors of MHFG resolved that its consolidated subsidiaries, MHBK and MHCB, would convert certain preferred shares of Orient Corporation (“Orico”) owned by MHBK and MHCB into the common shares of Orico and make Orico an equity method affiliate of MHFG in around the six months period ending September 30, 2010. Following the effective acquisition of such common shares, the MHFG Group will hold 27.2% of the voting rights of Orico.

Issuance of new shares and secondary offering of shares

On June 25, 2010, the board of directors of MHFG resolved to conduct a global offering consisting of 1) an issuance of new shares by way of underwritten offering, 2) a secondary offering of shares in relation to the overallotment in Japan and 3) an issuance of new shares by way of third-party allotment. The increase in common stock as a result of the issuance of new shares equals the total amount of (a) ¥702,639 million, the aggregate amount paid through the “Issuance of new shares by way of underwritten offering”, and (b) ¥48,981 million, the aggregate amount paid through the “Issuance of new shares by way of third-party allotment” less stock issuance expenses. As a result of the issuance of new shares by way of underwritten offering, the conversion price and the floor price of the conversion price (applied to conversion price adjustments and at the end of the conversion period) of Eleventh series class XI preferred stock were adjusted to be ¥286.20 on July 22, 2010. The conversion price and the floor price are expected to be adjusted again following the issuance of new shares by way of third-party allotment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table describes the details of the issuance of new shares by way of underwritten offering:

Description
Number of shares offered:	5,609,000,000 shares

Total amount paid:	702,639,430,000 Japanese Yen

Payment date:	July 21, 2010

The following table describes the details of the secondary offering of shares in relation to the overallotment in Japan:

Description
Number of shares sold:	391,000,000 shares

Total amount of the selling price:	50,830,000,000 Japanese Yen

Delivery date:	July 22, 2010

The following table describes the details of the issuance of new shares by way of third-party allotment:

Description
Number of shares to be issued:	391,000,000 shares

Total amount to be paid:	48,980,570,000 Japanese Yen

Payment date:	July 30, 2010

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Takashi Tsukamoto
Name: Takashi Tsukamoto
Title: President & CEO

July 29, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003 and amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.***

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.