Form 20-F
period 2011-03-31
MIZUHO FINANCIAL GROUP INC
filed 2011-07-20
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2011

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

Hisaaki Hirama, +81-3-5224-1111, +81-3-5224-1059, address is same as above

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

At March 31, 2011, the following shares of capital stock were issued: (1) 21,782,185,320 shares of common stock (including 5,656,647 shares of common stock held by the registrant as treasury stock), (2) 914,752,000 shares of eleventh series class XI preferred stock (including 497,866,000 shares of eleventh series class XI preferred stock held by the registrant as treasury stock), and (3) 36,690,000 shares of thirteenth series class XIII preferred stock.

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

In this annual report, yen figures and percentages have been rounded to the figures shown. However, in some cases, figures presented in tables have been adjusted to match the sum of the figures with the total amount, and such figures may also be referred to in the related text. In addition, yen figures and percentages in “Item 3.A. Key Information—Selected Financial Data—Japanese GAAP Selected Consolidated Financial Information” and others that are specified, have been truncated to the figures shown.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this annual report.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2009, 2010 and 2011 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2007	2008	2009	2010	2011
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest and dividend income	¥2,639,307	¥3,110,260	¥2,384,191	¥1,632,282	¥1,460,184
Interest expense	1,571,389	1,911,522	1,102,015	528,159	448,857

Net interest income	1,067,918	1,198,738	1,282,176	1,104,123	1,011,327
Provision (credit) for loan losses	182,115	(57,766)	567,396	222,102	647

Net interest income after provision (credit) for loan losses	885,803	1,256,504	714,780	882,021	1,010,680
Noninterest income	1,195,948	1,094,943	452,227	1,330,847	1,036,532
Noninterest expenses	1,266,857	1,504,309	1,525,101	1,526,413	1,435,855

Income (loss) before income tax expense (benefit)	814,894	847,138	(358,094)	686,455	611,357
Income tax expense (benefit)	163,221	672,176	761,908	(360,195)	193,227

Net income (loss)	651,673	174,962	(1,120,002)	1,046,650	418,130
Less: Net income (loss) attributable to noncontrolling interests(1)	27,791	(53,656)	(61,555)	46,961	5,461

Net income (loss) attributable to MHFG shareholders	¥623,882	¥228,618	¥(1,058,447)	¥999,689	¥412,669

Net income (loss) attributable to common shareholders	¥600,408	¥208,643	¥(1,077,787)	¥988,603	¥403,231
Amounts per share(2):
Basic earnings per common share—net income (loss) attributable to common shareholders	¥51.73	¥18.17	¥(95.96)	¥70.55	¥20.44
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥48.71	¥16.77	¥(95.96)	¥61.64	¥19.22
Number of shares used to calculate basic earnings per common share (in thousands)	11,607,550	11,479,942	11,231,269	14,013,058	19,722,818
Number of shares used to calculate diluted earnings per common share (in thousands)	12,713,841	13,568,015	11,231,269	16,200,812	21,415,109
Cash dividends per share declared during the fiscal year(3):
Common stock	¥4.00	¥7.00	¥10.00	¥10.00	¥8.00
	$0.03	$0.07	$0.10	$0.11	$0.10
Fourth series class IV preferred stock	¥47.60	—	—	—	—
	$0.40	—	—	—	—
Sixth series class VI preferred stock	¥42.00	—	—	—	—
	$0.36	—	—	—	—
Eleventh series class XI preferred stock	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.17	$0.20	$0.20	$0.21	$0.24
Thirteenth series class XIII preferred stock	¥30.00	¥30.00	¥30.00	¥30.00	¥30.00
	$0.26	$0.30	$0.30	$0.32	$0.36

	As of and for the fiscal years ended March 31,
	2007	2008	2009	2010	2011
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥147,381,279	¥151,317,756	¥155,083,031	¥158,351,456	¥161,985,670
Loans, net of allowance	68,236,720	67,572,004	71,787,309	62,903,418	63,955,284
Total liabilities	142,376,976	147,749,599	154,045,851	155,019,438	157,950,314
Deposits	83,751,304	86,429,065	87,075,727	86,776,251	89,215,627
Long-term debt	7,073,936	7,618,910	8,017,770	8,482,434	8,953,496
Common stock	3,532,492	3,437,420	3,386,792	4,324,705	5,164,160
Total MHFG shareholders’ equity	4,662,700	3,268,800	846,047	2,966,215	3,673,487
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	0.42%	0.14%	(0.70)%	0.62%	0.25%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	14.69%	5.20%	(37.56)%	39.99%	12.63%
Dividends per common share as a percentage of basic earnings per common share	13.53%	55.02%	(10.42)%	11.34%	29.35%
Average MHFG shareholders’ equity as a percentage of total average assets	2.87%	2.73%	1.86%	1.56%	2.01%
Net interest income as a percentage of total average interest-earning assets	0.79%	0.86%	0.96%	0.82%	0.75%

Notes:

(1)	Net income (loss) attributable to noncontrolling interests was relocated from minority interest in consolidated subsidiaries included within noninterest expenses in the fiscal year ended March 31, 2010 as we adopted ASC 810. For purposes of comparability, the figures of the previous fiscal years are adjusted accordingly.
(2)	Under the central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The amounts per share for the fiscal years ended March 31, 2007, 2008 and 2009 have been adjusted to reflect such allotment.
(3)	Yen amounts for cash dividends per share for the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 are expressed in U.S. dollars at the rate of ¥117.56 = $1.00, ¥99.85 = $1.00, ¥99.15 = $1.00, ¥93.40 = $1.00 and ¥82.76 = $1.00, respectively. These rates are the noon buying rates on March 31, 2007, 2008, 2009, 2010 and 2011 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2007	2008	2009	2010	2011
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥2,562,642	¥2,864,796	¥2,144,436	¥1,571,994	¥1,457,687
Interest expense	1,472,378	1,801,156	1,075,584	420,287	348,242

Net interest income	1,090,264	1,063,639	1,068,851	1,151,707	1,109,444
Fiduciary income	66,958	64,355	55,891	49,100	49,388
Net fee and commission income	551,124	494,526	416,653	466,040	466,791
Net trading income	261,544	56,149	301,521	312,330	243,983
Net other operating income (loss)	147,507	(17,737)	(35,951)	17,436	163,680
General and administrative expenses	1,091,602	1,124,527	1,192,701	1,317,247	1,285,815
Other income	522,816	579,737	260,568	266,125	156,212
Other expenses	573,714	630,079	1,280,711	567,728	268,261

Income (loss) before income taxes and minority interests	974,898	486,062	(405,877)	377,765	635,425
Income taxes:
Current(1)	43,267	32,212	48,247	18,040	18,336
Deferred	223,699	118,546	109,103	25,108	120,123

Income (loss) before minority interests(2)	707,931	335,304	(563,227)	334,617	496,965
Minority interests in net income	86,965	24,079	25,586	95,212	83,736

Net income (loss)	¥620,965	¥311,224	¥(588,814)	¥239,404	¥413,228

Net income (loss) per share(3):
Basic	¥51,474.49	¥25,370.25	¥(54.14)	¥16.29	¥20.47
Diluted	48,803.07	24,640.00	— (4)	15.57	19.27
Cash dividends per share declared during the fiscal year(3)(5):
Common stock(6)	¥4,000	¥7,000	¥10,000	¥10	¥8
	$34.03	$70.11	$100.86	$0.11	$0.10
Fourth series class IV preferred stock	¥47,600	—	—	—	—
	$404.90	—	—	—	—
Sixth series class VI preferred stock	¥42,000	—	—	—	—
	$357.26	—	—	—	—
Eleventh series class XI preferred stock(6)	¥20,000	¥20,000	¥20,000	¥20	¥20
	$170.13	$200.30	$201.71	$0.21	$0.24
Thirteenth series class XIII preferred stock(6)	¥30,000	¥30,000	¥30,000	¥30	¥30
	$255.19	$300.45	$302.57	$0.32	$0.36

	As of and for the fiscal years ended March 31,
	2007	2008	2009	2010	2011
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥149,880,031	¥154,412,105	¥152,723,070	¥156,253,572	¥160,812,006
Loans and bills discounted(7)	65,964,301	65,608,705	70,520,224	62,164,579	62,777,757
Securities	36,049,983	33,958,537	30,173,632	43,096,460	44,782,067
Deposits(8)	83,608,304	86,264,041	86,539,020	86,627,588	88,884,158
Net assets	6,724,408	5,694,159	4,186,606	5,837,053	6,623,999
Risk-adjusted capital data(9):
Tier 1 capital	¥4,933,561	¥4,880,188	¥3,765,045	¥5,173,496	¥6,170,210
Total risk-based capital	8,841,383	7,708,341	6,223,693	7,658,062	7,910,970
Risk-weighted assets	70,795,493	65,872,866	59,056,218	56,863,252	51,693,835
Tier 1 capital ratio	6.96%	7.40%	6.37%	9.09%	11.93%
Capital adequacy ratio	12.48%	11.70%	10.53%	13.46%	15.30%

Notes:

(1)	Under Japanese GAAP, refund of income taxes formerly included within current income taxes is separately presented in the fiscal year ended March 31, 2010 due to increased materiality. Current income taxes for the fiscal year ended March 31, 2010 in the above table include refund of income taxes for purposes of comparability with figures from other years.
(2)	In accordance with certain amendments to Regulation on Terminology, Forms and Preparation of Financial Statements and other regulations which may be applied at our option from the fiscal year ended March 31, 2010, based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, December 26, 2008), we have started to present “Income before minority interests” from the fiscal year ended March 31, 2010. For reference purposes, we have also included the figures of the same for the fiscal years ended March 31, 2007, 2008 and 2009 in the table above.
(3)	Under the central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. Net income (loss) per share through the fiscal year ended March 31, 2008, and cash dividends per share declared through the fiscal year ended March 31, 2009, in the table above do not reflect such allotment.
(4)	Diluted net income per share is not shown due to net loss per share for the fiscal year ended March 31, 2009.
(5)	Yen amounts are expressed in U.S. dollars at the rate of, ¥117.56 = $1.00, ¥99.85 = $1.00, ¥99.15 = $1.00, ¥93.40 = $1.00 and ¥82.76 = $1.00 for the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(6)	In June 2011, we declared and paid annual dividends of ¥6 per share of common stock, ¥20 per share of eleventh series class XI preferred stock and ¥30 per share of thirteenth series class XIII preferred stock for the fiscal year ended March 31, 2011.
(7)	Bills discounted refers to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(8)	Includes negotiable certificates of deposit.
(9)	We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

There are certain differences between U.S. GAAP and Japanese GAAP. The differences between U.S. GAAP and Japanese GAAP applicable to us primarily relate to the accounting for derivative financial instruments and hedging activities, investments, loans, allowances for loan losses and off-balance-sheet instruments, premises and equipment, real estate sales and leasebacks, land revaluation, business combinations, noninterest-earning deposits made under government-led restructuring, pension liabilities, consolidation of variable interest entities and deferred taxes. See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP.” In addition, under Japanese GAAP, a restatement of prior year financial statements reflecting the effect of a change in accounting principles is not permitted, unlike under U.S. GAAP, which generally requires a restatement upon a voluntary change in accounting principles.

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

Fiscal years ended March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	113.61	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.00	82.76
2012 (through July 15)	85.26	78.99	80.57	79.03

Calendar year 2011
January	83.36	81.56	—	—
February	83.79	81.48	—	—
March	82.98	78.74	—	—
April	85.26	81.31	—	—
May	82.12	80.12	—	—
June	80.98	79.87	—	—
July (through July 15)	81.26	78.99	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of July 15, 2011 was ¥79.03 = $1.00.

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

A decline in deferred tax assets due to a change in our estimation of future taxable income or change in Japanese tax policy could adversely affect our financial condition and results of operations.

We recorded deferred tax assets based on a reasonable estimation of future taxable income in accordance with applicable accounting standards. Our financial condition and results of operations could be materially and adversely affected if our deferred tax assets decline due to a change in our estimation of future taxable income, a change in tax rate as a result of tax system revision and other factors.

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

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity on which the Financial Services Agency will base its new regulatory capital regulations. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. Our efforts to sustain stable daily operations and development of contingency plans for unexpected events, including the implementation of backup and redundancy measures, may not be effective in preventing significant disruptions to our information technology systems caused by, among other things, human error, accidents, hacking, computer viruses and development and renewal of computer systems. For example, in March 2011, computer systems failures at Mizuho Bank resulted in the shutdown of our ATMs and Internet banking services, as well as the inability to process fund transfers and other settlement transactions, and in May 2011, Mizuho Financial Group and Mizuho Bank received business improvement orders from the Financial Services Agency. In the event of any such disruption, our business, financial condition and results of operations could be materially and adversely affected due to disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.

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

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors to avoid doing business with us or investing in our securities or have other adverse effects.

U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which includes Iran, Cuba, Sudan and Syria, and we maintain policies and procedures to comply with U.S. law. Our non-U.S. offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions and maintenance of correspondent banking accounts. In addition, we maintain a representative office in Iran. We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.

We are aware of government initiatives to strengthen laws and regulations, such as the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, applicable to entities with dealings in the Designated Countries. While we maintain policies and procedures to ensure compliance with such initiatives, including Japanese laws and regulations, should the U.S. government regard our measures as inadequate, we may be subject to regulatory action which could materially and adversely affect our business. In addition, we may become unable to retain or acquire customers or investors in our securities, or our reputation may suffer, potentially having adverse effects on our business or the price of our securities.

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

We are subject to general laws, regulations and accounting rules applicable to our business activities in and outside of Japan. We are also subject to various laws and regulations applicable to financial institutions such as the Banking Law, including capital adequacy requirements, in and outside of Japan. If the laws and regulations that are applicable to us are amended or otherwise changed, such as in a way that restricts us from engaging in business activities that we currently conduct, our business, financial condition and results of operations could be materially and adversely affected. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, and the Financial Services Agency is expected to issue new regulatory capital regulations based on such text. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

The market for financial services in Japan is increasingly competitive.

Ongoing deregulation in Japan has significantly lowered the barriers to entry with respect to the provision of banking, securities, trust and other financial services. While such deregulation has the effect of increasing our own business opportunities, it also allows other major financial groups, foreign financial institutions, non-bank finance companies, government-affiliated entities such as Japan Post Bank and other financial services providers to enter into new business areas or expand existing businesses. As a result, competition in the financial services industry has been intensifying in recent years and could intensify further in the future. If we are unable to respond effectively to current or future competition, our business, financial condition and results of operations could be adversely affected. In addition, intensifying competition and other factors could lead to consolidation in the financial services industry, and this could have an adverse effect on our competitive position or otherwise adversely affect the price of our securities.

Our business could be significantly disrupted due to natural disasters, accidents or other causes.

Our headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes and typhoons as well as from acts of terrorism and other criminal acts. In addition, our business could be materially disrupted as a result of an epidemic such as new or reemerging influenza infections. Our business, financial condition and results of operations could be adversely affected if our recovery efforts, including our implementation of contingency plans that we have developed such as establishing back-up offices, are not effective in preventing significant disruptions to our business operations caused by natural disasters and criminal acts. Additionally, massive natural disasters such as the March 2011 Great East Japan Earthquake may have various adverse effects, including a deterioration in economic conditions, declines in the business performance of many of our corporate customers and declines in stock prices. As a result, our financial condition and results of operations could be materially and adversely affected due to an increase in the amount of problem loans and credit-related costs as well as an increase in unrealized losses on, or losses from sales of, equity securities and financial products. See “Item 5. Operating and Financial Review and Prospects—Overview—The Impact of the Great East Japan Earthquake.”

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

ITEM 4.    INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The Mizuho Group

The Mizuho group was created on September 29, 2000 through the establishment of Mizuho Holdings, Inc. as a holding company of our three predecessor banks, The Dai-Ichi Kangyo Bank, The Fuji Bank and The Industrial Bank of Japan. On October 1, 2000, the respective securities subsidiaries of the predecessor banks merged to form Mizuho Securities Co., Ltd., and the respective trust bank subsidiaries merged on the same date to form Mizuho Trust & Banking.

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

Principal Capital Expenditures and Divestitures

Since 2007, Mizuho Bank has been purchasing common stock of Credit Saison from time to time, in furtherance of our aim to promote the alliance with Credit Saison. Mizuho Bank and Mizuho Corporate Bank together owned 13.36% of the total outstanding shares of common stock of Credit Saison as of March 31, 2011.

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

In terms of the internal management system, we enhanced the internal control system based on the Financial Instruments and Exchange Law of Japan and Sarbanes Oxley Act of the United States, and we further promoted the protection of customers.

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

In March 2011, we announced the basic policies for turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities Co., Ltd., which are our publicly listed subsidiaries, into wholly-owned subsidiaries in order to further enhance our “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. We executed the related share exchange agreements in April 2011, and the share exchanges are planned to be conducted on September 1, 2011, on the assumption that, among other things, permission will be obtained from the relevant authorities.

As acceleration initiatives of the Transformation Program and to restore customer confidence after the computer system failures of Mizuho Bank in March 2011, we announced “actions to restore customer confidence” in May 2011. Under these actions, we will further strengthen the unified management of the group through substantial consolidation and unification of our management structure, human resource management and business infrastructure, and substantively transform into “one bank” with a view towards integration by merger or other methods in the future.

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

Group Operations

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank provides various sophisticated financial products and services to large Japanese corporations such as corporations listed on Japanese stock exchanges and their affiliates, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. We meet the needs of our customers by utilizing our strengths such as our broad customer base, comprehensive financial expertise and office network which covers major cities in and outside Japan. As of March 31, 2011, customers of Mizuho Corporate Bank and our other group companies included approximately 70% of all companies listed on the Tokyo, Osaka and Nagoya stock exchanges.

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

We support our Japanese customers to expand their foreign operations, utilizing our financial expertise as well as alliances with foreign financial institutions. In particular, we are promoting our support for Japanese corporate customers in connection with their entry into the Asian market by offering advisory and other services. We also actively provide financial services to foreign corporations that are not affiliated with Japanese corporations through our global network.

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

In the loan syndication business, we offer syndicated loan services to meet the various financing needs of our customers, and we take a leading role in the growth of the Japanese syndicated loan market. During the fiscal year ended March 31, 2011, despite the intensified competition among banks, our group arranged, based on amount of principal, approximately 38% of all syndicated loans arranged in Japan and maintained the top position on the domestic league table (according to Thomson Reuters, for the fiscal year ended March 31, 2011). Mizuho Corporate Bank is broadening its loan syndication business into new areas such as those related to mergers and acquisitions and public sector’s private finance initiatives.

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

In the alternative investment business, we aim to provide our customers with the most relevant products by collaborating with our group companies, including Mizuho Alternative Investments, LLC in the United States and Mizuho Global Alternative Investments, Ltd. in Tokyo.

To further improve our services, in March 2011, we acquired Singapore-based Eurekahedge Pte. Ltd., which provides hedge fund research and data services.

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

We have also introduced a double-hat structure with Mizuho Corporate Bank with an aim to meet customers’ various needs by providing them one-stop financial services.

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

The Global Retail Group

Mizuho Bank

Mizuho Bank provides financial services mainly to individual customers, SMEs, middle-market corporations and local governmental entities in Japan. As of March 31, 2011, Mizuho Bank had approximately

24 million individual deposit accounts and made loans to approximately 100,000 business accounts. In addition to our broad customer base, we maintain one of the largest branch and ATM networks in Japan and a broad range of Internet banking services.

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

In order to provide specialized consulting services, we have increased the number of financial consultants over the years to 3,343, as of March 31, 2011, that make proposals regarding investments such as investment trusts, foreign currency deposits, individual annuities and Japanese government bonds sold to individuals, provided weekend consultation meetings and enhanced our infrastructure such as our Relationship Marketing Database. By implementing these measures, the aggregate number of customers with financial assets of more than ¥10 million increased over the years to approximately 1.04 million as of March 31, 2011, and customers that purchased investment products have also increased. The balance of investment trusts (excluding MMF) was ¥1.42 trillion, individual annuities was ¥2.06 trillion, foreign currency deposits was ¥0.47 trillion and Japanese government bonds sold to individuals was ¥1.60 trillion, each on a managerial accounting basis as of March 31, 2011. We also handle trust products at all Mizuho Bank branches as agents of Mizuho Trust & Banking and provide specialized services such as solutions related to inheritance and real estate issues by setting up “Trust Lounge” in Mizuho Bank branches. The consulting booths jointly operated with Mizuho Investors Securities, which we call “Planet Booths,” are located in the lobbies of 155 branches and offices of Mizuho Bank as of March 31, 2011, and we are aiming to meet our customers’ investment needs.

In our housing loan business, we offer various products and services such as weekend consultation meetings and products such as “Flat 35,” a housing loan product with a fixed interest rate for a maximum of 35 years offered in cooperation with and securitized by the Japan Housing Finance Agency, in addition to our own housing loan products.

With respect to unsecured loan products, we cooperate with Orient Corporation to develop unsecured loan products such as “Captive Loans,” a card loan product that our customers can apply for through our ATM network, and we also aim to improve our services, for example, by allowing repayment of loans via personal computers or mobile phones. Additionally, we support our customers’ environmental initiatives by donating CO2 emission credits that we purchased when the customers introduced our environment-conscious housing reform loans, etc.

As of March 31, 2011, the Mizuho Mileage Club had approximately 8.19 million members, and credit card members also increased to approximately 2.7 million. We provide special benefits such as free ATM usage during off-business hours and free charging fees for money transfers under certain conditions based on credit card usage, balance of assets under management and housing loan usage.

With our 434 staffed branches throughout Japan as of March 31, 2011, we have been and will continue to expand our convenient and efficient points of contact for individual customers. In addition, we aim to expand our ATM network, enhance our Internet banking, telephone banking and mobile-phone banking systems and strengthen marketing through call centers.

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

Mizuho Investors Securities

Mizuho Investors Securities focuses on the needs of mainly individual customers, SMEs and middle-market corporations and aims to be “the closest, most trustworthy securities company for customers,” by establishing a strong collaboration network with Mizuho Bank and enhancing collaboration with each of our group companies. Mizuho Investors Securities, through its “Planet Booth” locations which are operated together with Mizuho Bank, is actively promoting cooperation with group companies, such as its financial product sales agent business with Mizuho Bank and trust sales agent business with Mizuho Trust & Banking. We have also introduced a double-hat structure with Mizuho Bank with an aim to provide one-stop financial services to customers with needs related to initial public offerings.

With the above business base, Mizuho Investors Securities provides quality products and securities services, such as various securities products that meet its customers’ investment needs and the underwriting of equities and bonds and consulting services regarding capital strategy in connection with its customers’ financing needs, on an individualized and swift basis.

The Global Asset and Wealth Management Group

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

As a group-wide initiative among our three Global Groups, we purchased a minority equity interest in BlackRock, Inc. in November 2010, and also signed a Business Alliance Agreement with BlackRock in March 2011, in order to strengthen our asset management business in line with the Transformation Program.

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

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of July 15, 2011): (i) ordinary banks, of which there were 128, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 18, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

As of June 29, 2011, there were 57 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

Capital Injection by the Government

The Strengthening Financial Functions Law (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Law No. 128 of 2004) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, certain amendments to the Strengthening Financial Functions Law took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and bank holding companies and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aim to promote not only the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in June 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. None of the financial institutions within the Mizuho group are subject to such special exceptions.

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

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Law Concerning Restriction on Shareholdings by Banks. This law was further amended effective March 10, 2009 to allow the Bank’s Shareholdings Purchase Corporation to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2012. The Bank’s Shareholdings Purchase Corporation purchased ¥589.9 billion of shares during the period from March 12, 2009 through June 30, 2011. The Bank’s Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2022 by taking into consideration the effects on the stock market.

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

In December, 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the rules test, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

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

Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises (SMEs), etc.

The Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises (SMEs), etc. (Chuushoukigyousha tou ni taisuru Kinyuu no Enkatsuka wo Hakaru tameno Rinjisochi ni kansuru Houritsu) (Law No. 96 of 2009) was enacted on November 30, 2009. The legislation requires financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayments by employing methods such as modifying the terms of loans at the request of eligible borrowers including SMEs and individual home loan borrowers. The legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make disclosure of and report to the relevant authority on the status of implementation. These measures are effective until March 2012.

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

Mizuho Financial Group and Mizuho Corporate Bank are financial holding companies (“FHCs”), and Mizuho Trust & Banking is a bank holding company, within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Under current Federal Reserve Board policy, and effective July 21, 2011, as a matter of law, these three companies are expected to act as a source of financial strength to Mizuho Corporate Bank (USA), Mizuho Corporate Bank of California, and Mizuho Trust & Banking Co. (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting interests in any company engaged in nonfinancial activities under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank or savings association.

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

In the United States, comprehensive financial regulatory reform legislation, titled the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd Frank Act”), was signed into law by President Obama on July 21, 2010. The Dodd-Frank Act will have far-reaching implications across the financial services industry. Among other things, the Dodd-Frank Act directs the federal banking regulators to establish minimum leverage and risk-based capital requirements for insured depository institutions and depository institution holding companies. The Dodd-Frank Act also directs the Federal Reserve Board to issue rules, including heightened risk-based capital requirements, leverage limits, liquidity requirements and overall risk management standards, on the large, interconnected firms it supervises.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2011:

Notes:

(1)	Mizuho Securities and Mizuho Investors Securities and Mizuho Trust & Banking are listed on the Tokyo Stock Exchange.
(2)	Two asset management companies consist of Mizuho Asset Management and DIAM. DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2011:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Securities Co., Ltd.(1)	Japan	Securities	57.9%	59.5%
Mizuho Trust & Banking Co., Ltd.(1)	Japan	Trust and banking	74.8%	74.8%
Mizuho Investors Securities Co., Ltd.(1)	Japan	Securities	66.5%	66.8%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7%	98.7%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6%	98.6%
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%

Overseas
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
Mizuho Corporate Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

Note:

(1)	In March 2011, we announced the basic policies for turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries. We are planning to conduct the transactions effective as of September 1, 2011 on the assumption that, among other things, permission will be obtained from the relevant authorities in Japan and any applicable foreign countries that are required for the transactions.

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2010 and 2011:

	At March 31,
	2010	2011
	(in millions of yen)
Land	¥242,056	¥266,827
Buildings	675,630	710,226
Equipment and furniture	461,359	466,667
Leasehold improvements	90,004	88,107
Construction in progress	22,421	28,777
Software	645,321	683,514

Total	2,136,791	2,244,118
Less: Accumulated depreciation and amortization	1,088,874	1,129,914

Premises and equipment—net	¥1,047,917	¥1,114,204

Our head office is located at 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan with 13,185 square meters of office space. The headquarter buildings of Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Bank are each leased from third parties.

The total area of land related to our material office and other properties at March 31, 2011 was approximately 831,000 square meters for owned land and approximately 21,000 square meters for leased land.

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

•

The Global Retail Group provides retail and small and medium-sized enterprises (“SMEs”) and middle-market corporation banking and securities services in Japan, principally through Mizuho Bank and Mizuho Investors Securities; and

•

The Global Asset & Wealth Management Group provides trust and asset management services and private banking products and services, principally through Mizuho Trust & Banking, Trust & Custody Services Bank, Mizuho Asset Management, DIAM (an equity-method affiliate of ours) and Mizuho Private Wealth Management.

We also provide other services such as research services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services for financial institutions through Mizuho Financial Strategy.

Following the announcement of our plan in May 2010, we made Orient Corporation (“Orico”) an equity method affiliate in September 2010 in order to further strengthen our business alliance with Orico, including in the areas of development of new products and services, provision of our products and services to a wide range of Orico’s customers and increase of coordinated products and services.

In March 2011, we announced the basic policies for turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries (collectively, the “transactions”) and signed a Memorandum of Understanding (the “MOU”) for further consideration and discussion of the details, including the method of the transactions. In April 2011, we and the relevant subsidiaries determined, at their respective meetings of the board of directors, to conduct the transactions by means of a share exchange and signed a share exchange agreement pursuant to the MOU. We are planning to conduct each share exchange effective as of September 1, 2011 on the assumption that, among other things, permission will have been obtained from the relevant authorities in Japan and any applicable foreign countries that are required for the share exchange.

In light of our computer system failures that occurred in March 2011, we issued a release titled “causes and plans for improvements and counter-measures based on the recent computer system failures” in May 2011, in which we announced a framework regarding improvements and counter-measures based on the inspection by the Financial Services Agency and the findings of the “Special Investigation Committee on System Failures,” an independent third-party committee.

At the same time, as acceleration initiatives of the Transformation Program, we announced “actions to restore customer confidence,” which expresses our decision that we will aim to further strengthen the unified management of the group through substantial consolidation and unification of our management structure, human resource management and business infrastructure, and substantively transform ourselves into “one bank” with a view towards integration by merger or other methods in the future.

In May 2011, Mizuho Financial Group and Mizuho Bank received a business improvement order from the Financial Services Agency with respect to the computer system failures. In June 2011, we submitted our business improvement plans to the Financial Services Agency in compliance with the above-mentioned business improvement order.

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

Principal items constituting interest-earning assets include loans, investments, trading account assets, receivables under resale agreements and receivables under securities borrowing transactions. Principal items constituting interest-bearing liabilities include deposits, trading account liabilities, short-term borrowings (such as payables under repurchase agreements and payables under securities lending transactions) and long-term debt.

Provision (Credit) for Loan Losses

Provision (credit) for loan losses is charged against (or credited to) income to keep the allowance for loan losses at a level that is appropriate to absorb probable losses inherent in the credit portfolio. For a description of the approach and methodology used to establish the allowance for loan losses, see “—Financial Condition—Allowance for loan losses.”

Noninterest Income

Noninterest income consists mainly of fees and commissions, investment gains (losses)—net, trading account gains (losses)—net and foreign exchange gains (losses)—net.

Fees and commissions include the following:

•

fees and commissions from securities-related business, including brokerage fees and commissions related to securities underwriting, fees and commissions related to investment trusts and individual annuities and other securities-related activities;

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

Investment gains (losses)—net primarily include net gains and losses on sales of marketable securities, such as equity and bond investments. In addition, impairment losses are recognized when management concludes that declines in fair value of investments are other-than-temporary.

Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities that are elected for fair value treatment under ASC 825. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report.

Foreign exchange gains (losses)—net mainly include translation gains and losses related to our foreign currency-denominated assets and liabilities and gains and losses related to foreign exchange trading activities, including market making for customers and proprietary trading.

Noninterest Expenses

Noninterest expenses primarily include salaries and employee benefits, general and administrative expenses, occupancy expenses and fees and commission expenses.

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

The principal items included in fees and commission expenses are fees and commission expenses for remittance services, which mainly include commission expenses paid in connection with remittance transactions and securities-related businesses, which mainly include transactions costs such as brokerage fees paid.

Operating Environment

We operate principally in Japan, and our performance has generally tracked the macro economy of Japan. After years of persistent weakness beginning in the 1990s, the Japanese economy had gradually improved over the years by confronting structural issues such as deflationary pressures, excess capacity, excess employment and excess leverage. However, since the fiscal year ended March 31, 2008, the global economy has weakened due mainly to the effects of the global financial market turmoil. The global economy continued to worsen in the fiscal year ended March 31, 2009, and financial results in the financial and industrial sectors deteriorated significantly. However, the global economy emerged from its worst and maintained a gradual recovery in the fiscal year ended March 31, 2010.

In the fiscal year ended March 31, 2011, there are indications of regional variations in the speed of the continuing recovery in the global economy which has been led by newly developing countries, and the risk remains of a slackening in the economy due to factors including the appreciation in commodity prices and the fiscal problems experienced by certain countries in Europe. In Japan, despite the continuing appreciation of the value of the yen against other currencies and a mild deflationary situation, positive economic growth has been maintained as represented by the continuous improvement in corporate profits and recovery of personal consumption resulting from the improvement of the foreign economic environment and the effect of various stimulus programs. Nevertheless, due to the impact of the Great East Japan Earthquake, constraints to production activities and a sharp decline in personal consumption appear to be unavoidable at least in the short term. As for the future direction of the economy, while there are positive factors such as the restoration of the damaged supply chains, as indicated by ‘Indexes of Business Conditions May 2011 Preliminary Release’ issued by the Cabinet Office on July 6, 2011, the rebound of exports and the additional demand related to the restoration of damaged capital assets, there are also several causes for concern, such as the effect of restrictions on electricity usage during the summer, a slowing in overseas economies and a prolonged slump in personal consumption, and thus the risk remains for these factors to serve as a drag on economic growth. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis increased by 2.3% and 1.8% in the fiscal years ended March 31, 2007 and 2008, respectively, decreased by 4.1% and 2.4% in the fiscal years ended March 31, 2009 and 2010, respectively, and increased by 2.3% in the fiscal year ended March 31, 2011. After continuing to increase in each quarter of calendar 2010, Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased by 1.0% in the first quarter of calendar 2011. The Japanese government stated in its monthly economic report for January 2011 that, “although the economic movements appear to be pausing, some movements towards a pickup are seen” but that “the economy remains in a difficult situation such as a high unemployment rate.” However, from April through May 2011, the reports began to express weakness of the economic situation and stated that the Japanese economy “shows weakness recently, due to the influence of the Great East Japan Earthquake.” The June 2011 report stated that upward movements are observed while difficulties continue to prevail due to the Great East Japan Earthquake. Japan’s core nationwide consumer price index increased by 0.1%, 0.3% and 1.2% in the fiscal years ended March 31, 2007, 2008 and 2009, respectively but decreased by 1.6% and 0.8% in the fiscal years ended March 31, 2010 and 2011, respectively. The Japanese government stated in its monthly economic reports from November

2009 onwards that the Japanese economy is in a mild deflationary phase. The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2006 through the first quarter of 2011:

•

The Bank of Japan, following its announcement in March 2006 to end its “quantitative easing” monetary policy that it had maintained since March 2001, announced in July 2006 and in February 2007 that it raised its target for the uncollateralized overnight call rate from 0% to 0.25% and from 0.25% to 0.5%, respectively, but it lowered its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008, from 0.3% to 0.1% in December 2008 and from 0.1% to “around 0 to 0.1%” in October 2010. In December 2009, the Bank of Japan announced that it would provide approximately ¥10 trillion in short-term funds to commercial banks at a low fixed rate in order to boost liquidity and recover stability in the financial markets and increased the amount to approximately ¥20 trillion and ¥30 trillion in March and August 2010, respectively. These were succeeded by an asset purchase program of approximately ¥35 trillion established by the Bank of Japan in October 2010, and the Bank of Japan announced that it would increase the amount of the asset purchase program, mainly for the purchase of risk assets, by approximately ¥5 trillion, to approximately ¥40 trillion in March 2011. In addition, in June 2010, the Bank of Japan announced that it would introduce a fund-provisioning measure under which it would provide long-term funds to commercial banks at a low fixed rate in order to support the strengthening of the foundations for economic growth. The following charts show movements in long-term rates from January 2008 to June 2011, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2008 to June 2011, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, after a prolonged period of generally declining demand for bank loans in Japan, the aggregate monthly average balance of bank loans compared with that of the previous year started to increase in August 2005. The growth generally peaked in December 2008 and began showing a declining trend beginning December 2009.

•

The CDS index called Markit iTraxx Japan, which is composed of 50 of the most liquid investment grade CDSs for Japanese entities, rose to 141.7 basis points as of March 31, 2011 from 113.1 basis points as of March 31, 2010, but fell to 129.0 basis points as of June 30, 2011. For information on financial transactions for hedging in relation to credit derivatives, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.”

•

According to Teikoku Databank, a Japanese research institution, there were approximately 13,200 corporate bankruptcies in the fiscal year ended March 31, 2009, involving approximately ¥13.7 trillion in total liabilities, approximately 12,900 corporate bankruptcies in the fiscal year ended March 31, 2010, involving approximately ¥7.0 trillion in total liabilities, and approximately 11,500 corporate bankruptcies in Japan in the fiscal year ended March 31, 2011, involving approximately ¥4.6 trillion in total liabilities.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE with a March 31 fiscal year end, excluding financial institutions and companies newly listed during the relevant fiscal year, increased from ¥13.5 trillion and ¥0.2 trillion, respectively, for the fiscal year ended March 31, 2009 to ¥17.1 trillion and ¥7.5 trillion, respectively, for the fiscal year ended March 31, 2010 and increased to ¥26.3 trillion and ¥12.0 trillion, respectively, for the fiscal year ended March 31, 2011.

•

According to the Bank of Japan, total financial assets of households increased from ¥1,451.3 trillion as of March 31, 2009 to ¥1,484.5 trillion as of March 31, 2010 and decreased to ¥1,476.4 trillion as of March 31, 2011. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2007 through the first quarter of 2011:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 35.3% to ¥8,109.53 during the fiscal year ended March 31, 2009, but increased by 36.8% to ¥11,089.94 during the fiscal year ended March 31, 2010, followed by a 12.0% decrease to ¥9,755.10 during the fiscal year ended March 31, 2011. Thereafter, the Nikkei Stock Average increased to ¥9,816.09 as of June 30, 2011. The following chart shows the daily closing price of the Nikkei Stock Average from January 2008 to June 2011:

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥98.31 to $1.00 as of March 31, 2009, ¥93.27 to $1.00 as of March 31, 2010 and ¥82.84 to $1.00 as of March 31, 2011. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2008 to June 2011:

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 19.4% in the fiscal year ended March 31, 2008, increased by 0.3% in the fiscal year ended March 31, 2009, decreased by 25.4% in the fiscal year ended March 31, 2010 and increased by 5.6% in the fiscal year ended March 31, 2011.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism, the average published land prices in Japan rose by 0.1% during calendar year 2006, which was the first increase in 16 years, rose again by 1.3% during calendar year 2007, but decreased by 3.2%, 4.2% and 2.7% during calendar year 2008, 2009 and 2010, respectively.

Capital Improvements

All yen figures in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Our basic policy is to pursue “disciplined capital management,” by which we pursue an optimal balance between “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition and other factors. However, considering the ongoing global discussions with respect to capital, uncertainty over the economy and market trends, and other factors, we are placing a higher priority on “strengthening of stable capital base.”

Strengthening of Our Stable Capital Base

In the fiscal year ended March 31, 2011 we strengthened our capital base mainly as a result of earning ¥413.2 billion of consolidated net income (under Japanese GAAP) and issuing common stock in July 2010 (the number of shares issued: 6 billion of shares, total amount paid in: ¥751.6 billion). As a result, our financial base was significantly improved. Our consolidated Tier 1 capital ratio was 11.93% as of March 31, 2011, a year-on-year improvement of 2.84%.

Amid the ongoing global discussions on the revision of capital regulations, we aim to increase, as our medium-term target, our consolidated Tier 1 capital ratio (under Basel II) to 12% or above and our common equity capital ratio (under Basel III) as of March 31, 2013, when the new capital regulations are scheduled to be implemented, to mid-8% level. The calculation of our common equity capital ratio includes the outstanding balance of the eleventh series class XI preferred stock that will become mandatorily convertible in July 2016. Meanwhile, details, such as the calculation method for the capital adequacy ratio under the new capital regulations, have yet to be determined. Therefore, our common equity capital ratio is an estimated figure that we calculated based on publicly-available materials that have been issued so far. The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors.”

Steady Returns to Shareholders

We paid cash dividends with respect to the fiscal year ended March 31, 2011 of ¥6 per share of common stock, a year-on-year decrease of ¥2 per share.

In May 2011, we announced our plan to make interim cash dividend payments in order to provide returns to shareholders at a more appropriate timing commencing from the fiscal year ending March 31, 2012.

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following (for a discussion of the impact of the Great East Japan Earthquake, see “—Overview—The Impact of the Great East Japan Earthquake”):

Loans and Deposits

Loan volume

Our total loan balance increased on a year-on-year basis in the fiscal year ended March 31, 2011 due mainly to an increase in loans to government and public institutions attributable mainly to loans to the Japanese government and an increase in loans to foreign banks and other financial institutions attributable mainly to new loans made to some foreign financial institutions, which more than offset decreases in loans to almost all of the domestic industries attributable to weak funding needs by corporate borrowers.

Margins between loans and deposits

In response to the weakening economic environment, the Bank of Japan announced a reduction of its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008, to 0.1% in December 2008 and to “around 0 to 0.1%” in October 2010. Reflecting these reductions, the average yield on domestic loans decreased from 1.51% in the fiscal year ended March 31, 2010 to 1.40% in the fiscal year ended March 31, 2011, and the average rate on domestic interest-bearing deposits decreased from 0.21% to 0.13%. The difference between the decrease of 0.11% in average yield on domestic loans and the decrease of 0.08% in the average rate on domestic interest-bearing deposits was not significant.

Provision (credit) for loan losses

Provision for loan losses decreased by ¥221 billion from the previous fiscal year to ¥1 billion for the fiscal year ended March 31, 2011. The decrease in provision for loan losses was due mainly to upgrades in obligor category of some borrowers and other factors, as a result of our appropriate credit management while responding to customers’ financing needs. The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans. If worldwide demand for Japanese products and services declines or if the Japanese and global economy worsens, including due to the effects of the Great East Japan Earthquake, there can be no assurance that the amount of provision for loan losses will not increase in future periods due to declines in the credit quality of our customers both in and outside of Japan.

Fees and Commissions

Fees and commissions from corporate and retail customers have been significantly affected by the domestic and global economic environment. Until the fiscal year ended March 31, 2006, we experienced a period of significant increases in fees and commissions due to an expansion in various fee businesses that we offer to our corporate customers, such as fees from syndicated loans, other forms of financing arrangements and various advisory services, as demand for such products and services grew among Japanese corporations. Fees and commissions from retail customers had also increased due to growth in sales commissions related to various investment products as Japanese individuals increased the proportion of investments other than deposits within their total financial assets as interest rates on deposits maintained historically low levels. Despite our expectation at the time for continued growth in fees and commissions, a weak economic environment and turmoil in the global financial market, as well as increased competition within the domestic financial services industry, drove a decline in fees and commissions in the fiscal year ended March 31, 2008, and the decline accelerated in the fiscal year ended March 31, 2009. Fees and commissions recovered slightly in the fiscal year ended March 31, 2010 and have remained almost flat in the fiscal year ended March 31, 2011. Despite unstable market conditions, sales of investment products to retail customers have increased and led to an increase in fees and commissions related to investment trusts and individual annuities in the fiscal year ended March 31, 2011. Although the current global and domestic economic uncertainty may continue, we believe that the general trend in recent years of Japanese individuals to shift their financial assets from savings to investments will continue over the long term.

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

The fair value of available-for-sale marketable equity securities within our investments was ¥2,833 billion, or ¥1,919 billion based on cost, as of March 31, 2011. Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss, as in the case of the fiscal year ended March 31, 2011 due to the declines in stock markets, including declines related to the Great East Japan Earthquake. Although we expect the size of our portfolio of marketable equity securities to continue to be significant, we are reducing our holdings of marketable equity securities and will continue to make efforts to lower the acquisition cost of marketable equity securities. See “Item 4.B. Information on the Company—Business Overview—The Transformation Program (Aiming at Sustainable Growth).”

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds, while decreases in long-term interest rates generally lead to an increase in fair value of the portfolio. As of March 31, 2011, we had a total of ¥35,716 billion of available-for-sale debt securities within our investments, of which ¥29,213 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments, charged to income as an impairment loss. We had ¥34,517 billion and ¥35,716 billion of available-for-sale debt securities as of March 31, 2010 and 2011, respectively, and unrealized gains of ¥9 billion and unrealized losses of ¥40 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. We earned investment gains related to bonds of ¥67 billion in the fiscal year ended March 31, 2011 while we incurred investment losses related to bonds of ¥2 billion in the fiscal year ended March 31, 2010. The change in investment gains (losses) related to bonds was due mainly to an increase in gains related to bonds as a result of flexible and timely operations properly interpreting market trends especially relating to the decline in interest rates.

Costs and Expenses

In the fiscal year ended March 31, 2011, salaries and employee benefits decreased by ¥39 billion from the previous fiscal year to ¥553 billion due mainly to the effect of decreased employee retirement benefit expenses as a result of an increase in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year, and a decrease in the amortization of net actuarial loss, which primarily reflects past increases in the value of plan assets. General and administrative expenses increased by ¥3 billion, and occupancy expenses decreased by ¥2 billion, respectively. We plan to continue our efforts to reduce general and administrative expenses and occupancy expenses through detailed reviews for the entire group. See “Item 4.B. Information on the Company—Business Overview—The Transformation Program (Aiming at Sustainable Growth).”

The Impact of the Great East Japan Earthquake

On March 11, 2011, a magnitude 9.0 earthquake followed by large tsunamis caused catastrophic losses of life and property mainly in the Tohoku region of Japan. Nuclear power facilities in Fukushima were severely damaged by the earthquake and tsunamis, and environmental contamination by radioactive materials originating from the damaged facilities is continuing. Economic activity has been suppressed by the physical damage to capital assets in the Tohoku region, and disruptions to supply chains and distribution channels and the effects on industry and commerce of the lowered electricity supply capacity have negatively affected economic activity over a much broader geographic scope, although there are some recent signs of improvement in the general Japanese economy. Financial markets reacted sharply, with the Nikkei Stock Average down 6.5% at March 31, 2011 compared to the day before the earthquake, and stock market levels have not yet fully recovered. On June 14, 2011, the Japanese Cabinet submitted a bill to the National Diet of Japan regarding a compensation scheme for damages related to the nuclear accidents, including financial support for affected individuals as well as a supporting scheme for electric utilities that are subject to damage claims related to nuclear accidents. However, many of the issues are controversial, and significant debate is expected before any legislation is passed in relation to such compensation scheme.

We did not suffer any losses of employees and suffered only minimal property damage as a result of the earthquake due to our limited physical presence of only eight branch offices of our principal banking subsidiaries in the three worst-affected prefectures in the Tohoku region. The negative impact of the disaster on our financial results for the fiscal year ended March 31, 2011 was primarily impairment losses on a portion of our stock portfolio as a result of the declines in stock prices. While an increase in credit costs and other factors related to the disaster also had a negative impact on our results of operations for the fiscal year, such impact was limited. For more information regarding our results of operation for the fiscal year ended March 31, 2011, see “—Operating Results.” As part of our activities to support recovery efforts, our principal banking subsidiaries have been offering loans to individuals and corporations that were directly affected by the disaster under terms more favorable compared to conventional loans, and such borrowers may have more difficulty in meeting loan servicing obligations compared to other borrowers. For the fiscal year ending March 31, 2012, there can be no assurance that we will not suffer further losses, including impairment losses on equity securities and credit costs, relating to the impact of the disaster given the uncertainty surrounding the recovery of the domestic economy and financial markets as well as the outcome of the ongoing debate regarding the proposed compensation legislation described above, particularly the supporting scheme for electric utilities and the treatment of their major debt and equity holders under such scheme, including us.

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

•

Allowance based on ASC 450. In accordance with ASC 450, “Contingencies” (“ASC 450”), a formula-based allowance utilizing historical loss factors is applied to certain impaired loans which are aggregated for purposes of measuring impairment, groups of small balance, homogeneous loans and other non-homogeneous loans which have not been identified as impaired. The determination of expected losses is based on a statistical analysis of our historical default and loan loss data, as well as data from third-party sources. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

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

The determination of the allowance for loan losses and the allowance for losses on off-balance-sheet instruments requires a great deal of judgment and the use of estimates as discussed above. Furthermore, information available at the time of the determination is limited, and it is not possible to eliminate uncertainty. Significant changes in any of the factors underlying our determination of the allowances could materially affect our financial condition and results of operations. For example, if our current judgment with respect to expected future cash flows differs from actual results, including as a result of an unexpected adverse change in the economic environment in Japan or a sudden and unanticipated failure of a large borrower, or if the value of collateral declines, we may need to increase the allowances with additional charges to earnings. See “—Overview—The Impact of the Great East Japan Earthquake.”

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

The determination of a valuation allowance is an inherently uncertain process due to the use of projected future taxable income and subjective assessments in the effectiveness of our available tax planning strategies provided for under ASC 740. For example, variances in future projected operating performance or tax law changes that impact our tax planning strategies could result in a change in the valuation allowance. If we are not able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to income tax expense in the period when such determination is made, and this could materially and adversely affect our financial condition and results of operations.

Pension and Other Employee Benefit Plans

Mizuho Financial Group, its principal banking subsidiaries and certain other subsidiaries sponsor severance indemnities and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on a number of actuarial assumptions, including mortality, withdrawals, discount rates, expected long-term rates of return on plan assets and rates of increase in future compensation levels.

Actual results that differ from the assumptions are accumulated and amortized over future periods and therefore generally affect future pension expenses. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may adversely affect pension expenses in the future.

In estimating the discount rates, we use interest rates on high-quality fixed-income government and corporate bonds that received a rating of AA(Aa) or higher from rating agencies. The durations of such bonds closely match those of the benefit obligations. Assumed discount rates are reevaluated at each measurement date.

The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

For further information on our pension and other employee benefits, see note 22 to the consolidated financial statements included elsewhere in this annual report.

Operating Results

The following table shows certain information as to our income, expenses and net income (loss) attributable to MHFG shareholders for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions of yen)
Interest and dividend income	¥2,384	¥1,632	¥1,460
Interest expense	1,102	528	449

Net interest income	1,282	1,104	1,011
Provision (credit) for loan losses	567	222	1

Net interest income after provision (credit) for loan losses	715	882	1,010
Noninterest income	452	1,331	1,037
Noninterest expenses	1,525	1,526	1,436

Income (loss) before income tax expense (benefit)	(358)	687	611
Income tax expense (benefit)	762	(360)	193

Net income (loss)	(1,120)	1,047	418
Less: Net income (loss) attributable to noncontrolling interests(1)	(62)	47	5

Net income (loss) attributable to MHFG shareholders	¥(1,058)	¥1,000	¥413

Note:

(1)	Net income (loss) attributable to noncontrolling interests was relocated from minority interest in consolidated subsidiaries included within noninterest expenses in the fiscal year ended March 31, 2009 as we adopted ASC 810. For further information, see note 2 to our consolidated financial statements included elsewhere in this annual report.

Executive Summary

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net interest income decreased by ¥93 billion, or 8.4%, from the previous fiscal year to ¥1,011 billion in the fiscal year ended March 31, 2011 due to a decrease in net domestic interest and dividend income of ¥53 billion and a decrease in net foreign interest and dividend income of ¥40 billion. The decrease in net domestic interest and dividend income was due mainly to a decrease in interest income from domestic loans as a result of the decrease in the average yield, which reflects a decline in yen interest rate levels and the decrease in the average balance, offset in part by a decrease in interest expense on domestic interest-bearing deposits and short-term borrowings as a result of decreases in the average interest rates, which reflect a decline in yen interest rate levels. The decrease in net foreign interest and dividend income was due mainly to decreases in interest income from foreign loans and foreign investments as a result of a decrease in the average yields, offset in part by decreases in interest expense on foreign interest-bearing deposits and long-term debt as a result of decreases in the average interest rates, both of which reflect general declines in U.S. dollar and euro interest rate levels. Provision for loan losses decreased by ¥221 billion, or 99.5%, from the previous fiscal year to ¥1 billion in the fiscal year ended March 31, 2011 due mainly to upgrades in obligor category of some borrowers and other factors, as a result of our appropriate credit management while responding to customers’ financing needs.

Noninterest income decreased by ¥294 billion, or 22.1%, from the previous fiscal year to ¥1,037 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to a decrease in trading account gains—net of ¥216 billion and a decrease in other noninterest income of ¥121 billion. The decrease in trading account gains—net was due mainly to the losses incurred by consolidated VIEs, such as stock investment trusts, as a result of a negative change in market conditions, a decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP and a decrease in gains related to changes in fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. The decrease in other noninterest income was due mainly to the absence of a one-time gain relating to the merger of Mizuho Securities and Shinko Securities recorded in the fiscal year ended March 31, 2010.

Noninterest expenses decreased by ¥90 billion, or 5.9%, from the previous fiscal year to ¥1,436 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to a decrease in other noninterest expenses of ¥93 billion and a decrease in salaries and employee benefits of ¥39 billion offset in part by a provision for losses on off-balance-sheet instruments of ¥4 billion compared to a credit for losses on off-balance-sheet instruments of ¥24 billion in the previous fiscal year. The decrease in other noninterest expenses was due mainly to a decrease in net losses on the credit derivatives used by our banking subsidiaries to hedge credit risk of loans. The decrease in salaries and employee benefits was due mainly to the effect of decreased employee retirement benefit expenses as a result of an increase in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year, and a decrease in the amortization of net actuarial loss, which primarily reflects past increases in the value of plan assets. The change in provision (credit) for losses on off-balance-sheet instruments was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors.

As a result of the foregoing, income before income tax expense (benefit) decreased by ¥76 billion, or 11.1% from the previous fiscal year to ¥611 billion in the fiscal year ended March 31, 2011. We had an income tax expense of ¥193 billion in the fiscal year ended March 31, 2011 compared to an income tax benefit of ¥360 billion in the fiscal year ended March 31, 2010. The expense was the result of a decrease in deferred tax assets.

Net income decreased by ¥629 billion, or 60.1%, from the previous fiscal year to ¥418 billion in the fiscal year ended March 31, 2011. Net income attributable to noncontrolling interests decreased by ¥42 billion, or 89.4%, from the previous fiscal year to ¥5 billion in the fiscal year ended March 31, 2011. As a result, net income attributable to MHFG shareholders decreased by ¥587 billion, or 58.7%, from the previous fiscal year to ¥413 billion in the fiscal year ended March 31, 2011.

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

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009			2010			2011
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥1,903	¥12	0.63%	¥176	¥1	0.56%	¥371	¥1	0.27%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	6,988	40	0.57	5,712	10	0.17	6,264	10	0.16
Trading account assets	7,223	37	0.52	7,561	37	0.49	8,980	33	0.37
Investments	27,426	264	0.96	33,275	229	0.69	36,967	214	0.58
Loans	59,387	1,019	1.72	57,074	864	1.51	54,287	759	1.40

Total interest-earning assets	102,927	1,372	1.33	103,798	1,141	1.10	106,869	1,017	0.95

Deposits	67,047	287	0.43	66,946	137	0.21	68,060	86	0.13
Debentures	2,755	18	0.64	1,938	12	0.62	1,150	7	0.57
Short-term borrowings(1)	22,803	150	0.66	23,775	48	0.20	22,270	37	0.17
Trading account liabilities	3,475	7	0.19	3,218	10	0.32	4,210	14	0.34
Long-term debt	6,506	178	2.73	6,972	194	2.79	8,129	186	2.29

Total interest-bearing liabilities	102,586	640	0.62	102,849	401	0.39	103,819	330	0.32

Net	341	732	0.71	949	740	0.71	3,050	687	0.63

Foreign:
Interest-bearing deposits in other banks	942	26	2.76	1,056	8	0.78	1,020	8	0.75
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	8,739	169	1.93	8,412	38	0.45	8,772	44	0.50
Trading account assets	7,619	250	3.28	7,669	167	2.18	7,848	170	2.17
Investments	2,669	103	3.85	2,335	49	2.10	1,663	34	2.04
Loans	10,670	464	4.35	10,206	229	2.25	9,297	187	2.01

Total interest-earning assets	30,639	1,012	3.30	29,678	491	1.66	28,600	443	1.55

Deposits	7,250	200	2.75	7,794	58	0.74	8,048	48	0.60
Short-term borrowings(1)	11,871	225	1.89	11,600	34	0.30	12,312	49	0.40
Trading account liabilities	1,143	11	1.00	1,115	21	1.84	1,089	17	1.58
Long-term debt	889	26	2.92	842	14	1.63	482	5	0.95

Total interest-bearing liabilities	21,153	462	2.18	21,351	127	0.59	21,931	119	0.54

Net	9,486	550	1.12	8,327	364	1.07	6,669	324	1.01

Total:
Total interest-earning assets	133,566	2,384	1.79	133,476	1,632	1.22	135,469	1,460	1.08
Total interest-bearing liabilities	123,739	1,102	0.89	124,200	528	0.43	125,750	449	0.36

Net	¥9,827	¥1,282	0.90	¥9,276	¥1,104	0.79	¥9,719	¥1,011	0.72

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Interest and dividend income decreased by ¥172 billion, or 10.5%, from the previous fiscal year to ¥1,460 billion in the fiscal year ended March 31, 2011. Domestic interest and dividend income accounted for ¥1,017 billion of the total amount, a decrease of ¥124 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥443 billion, a decrease of ¥48 billion from the previous fiscal year.

The decrease in domestic interest and dividend income was due mainly to the decrease in interest income from domestic loans. The decrease in interest income from domestic loans was due mainly to the decrease in the average yield, reflecting a decline in yen interest rate levels, and the decrease in the average balance. Changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥110 billion, and changes in the average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥14 billion, resulting in the ¥124 billion decrease in domestic interest and dividend income.

The decrease in foreign interest and dividend income was due mainly to decreases in interest from foreign loans and foreign investments. The decreases in interest income from foreign loans and foreign investments were due mainly to a decrease in the average yields, reflecting general declines in U.S. dollar and euro interest rate levels. Changes in the average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥21 billion, and changes in the average balances of foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥27 billion, resulting in the ¥48 billion decrease in foreign interest and dividend income.

Interest expense decreased by ¥79 billion, or 15.0%, from the previous fiscal year to ¥449 billion in the fiscal year ended March 31, 2011. Domestic interest expense accounted for ¥330 billion of the total amount, a decrease of ¥71 billion from the previous fiscal year, and foreign interest expense accounted for ¥119 billion of the total amount, a decrease of ¥8 billion from the previous fiscal year.

The decrease in domestic interest expense was due mainly to decreases in interest expense on domestic interest-bearing deposits and short-term borrowings. The decreases in interest expense on domestic interest-bearing deposits and short-term borrowings were due mainly to decreases in the average interest rates, reflecting a decline in yen interest rate levels. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥95 billion, and the changes in the average balances of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥24 billion, resulting in the ¥71 billion decrease in domestic interest expense.

The decrease in foreign interest expense was due mainly to decreases in interest expense on foreign interest-bearing deposits and long-term debt. These decreases were due mainly to decreases in the average interest rates, reflecting general declines in U.S. dollar and euro interest rate levels. The changes in the average interest rates on foreign interest-bearing liabilities contributed to substantially all of the overall decrease in interest expense of ¥8 billion.

The decrease of 0.14% in the average yield on loans in the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010 was larger than the decrease of 0.08% in the average rate on interest-bearing deposits over the same period. Taking into account only domestic loans and domestic deposits, the difference between the decrease of 0.11% in the average yield on domestic loans and the decrease of 0.08% in the average rate on domestic interest-bearing deposits was not significant.

As a result of the foregoing, net interest income decreased by ¥93 billion, or 8.4%, from the previous fiscal year to ¥1,011 billion. The average interest rate spread decreased by 0.07% to 0.72%, with the domestic average interest rate spread decreasing by 0.08% due mainly to a decrease in the average yield on loans, which more than offset the effect of a decrease in the average interest rate on deposits, both of which reflect declining yen interest rate levels, and the foreign average interest rate spread decreasing by 0.06% due mainly to the effect of the decrease in the average yield on loans exceeding the effect of the decrease in the average interest rate on deposits, both of which reflects declining U.S. dollar and euro interest rate levels.

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

The decrease in domestic interest and dividend income was due mainly to the decrease in interest income from domestic loans. The decrease in interest income from domestic loans was due mainly to the decrease in average yield, reflecting a decline in yen interest rate levels. Changes in average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥219 billion, and changes in average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥12 billion, resulting in the ¥231 billion decrease in domestic interest and dividend income.

The decrease in foreign interest and dividend income was due mainly to decreases in interest from foreign loans and income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. The decreases in interest income from foreign loans and from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions were due mainly to a decrease in average yields, reflecting general declines in U.S. dollar and euro interest rate levels. Changes in average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥486 billion, and changes in average balances of foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥35 billion, resulting in the ¥521 billion decrease in foreign interest and dividend income.

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

The decrease in domestic interest expense was due mainly to decreases in interest expense on domestic interest-bearing deposits and short-term borrowings. The decreases in interest expense on domestic interest-bearing deposits and short-term borrowings were due mainly to a decrease in the average interest rate, reflecting a decline in yen interest rate levels. The changes in average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥248 billion, and the changes in average balances of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥9 billion, resulting in the ¥239 billion decrease in domestic interest expense.

The decrease in foreign interest expense was due mainly to decreases in interest expense on foreign short-term borrowings and foreign interest-bearing deposits. These decreases were due mainly to the decrease in average interest rates, reflecting general declines in U.S. dollar and euro interest rate levels. The changes in average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥333 billion, and the changes in average balances of foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥2 billion, resulting in the ¥335 billion decrease in foreign interest expense.

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

As a result of the foregoing, net interest income decreased by ¥178 billion, or 13.9%, from the previous fiscal year to ¥1,104 billion. Average interest rate spread decreased by 0.11% to 0.79%, with the domestic average interest rate spread remaining unchanged due mainly to a comparable decrease in the average interest rate on deposits and the decrease in average yield on loans, both of which reflect declining yen interest rate levels, and foreign average interest rate spread decreasing by 0.05% due mainly to the effect of the decrease in average yield on loans exceeding the effect of the decrease in average interest rate on deposits, both of which reflects declining U.S. dollar and euro interest rate levels.

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Provision for loan losses decreased by ¥221 billion, or 99.5%, from the previous fiscal year to ¥1 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to upgrades in obligor category of some borrowers and other factors, as a result of our appropriate credit management while responding to customers’ financing needs. See “—Financial Condition—Assets—Allowance for Loan Losses—Provision for loan losses.”

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

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions of yen)
Fees and commissions	¥561	¥586	¥582
Fees and commissions from securities-related business	57	115	126
Fees and commissions from remittance business	112	105	105
Fees and commissions from deposits, debentures and lending business	110	95	95
Trust fees	56	49	47
Fees for other customer services	226	222	209
Foreign exchange gains (losses)—net	24	(2)	56
Trading account gains (losses)—net	122	422	206
Investment gains (losses)—net	(462)	67	70
Investment gains (losses) related to bonds	(178)	(2)	67
Investment gains (losses) related to equity securities	(282)	55	(12)
Others	(2)	14	15
Gains on disposal of premises and equipment	23	28	14
Other noninterest income	184	230	109

Total noninterest income	¥452	¥1,331	¥1,037

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Noninterest income decreased by ¥294 billion, or 22.1% from the previous fiscal year to ¥1,037 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to a decrease in trading account gains—net of ¥216 billion and a decrease in other noninterest income of ¥121 billion.

Fees and commissions

Fees and commissions income decreased by ¥4 billion, or 0.7%, from the previous fiscal year to ¥582 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to a decrease of ¥13 billion in fees for other customer services offset in part by an increase of ¥11 billion in fees and commissions from securities-related business. The decrease in fees for other customer services was due mainly to a decrease in fees from consulting business by our securities subsidiary. The increase in fees and commissions from securities-related business was due mainly to an increase in fees and commissions related to investment trusts and individual annuities.

Foreign exchange gains (losses)—net

Foreign exchange gains (losses)—net was a gain of ¥56 billion in the fiscal year ended March 31, 2011 compared to a loss of ¥2 billion in the previous fiscal year. The change was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2011.

Trading account gains (losses)—net

Trading account gains—net decreased by ¥216 billion, or 51.2%, from the previous fiscal year to ¥206 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to the losses incurred by consolidated VIEs, such as stock investment trusts, as a result of a negative change in market conditions, a decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP and a decrease in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains—net increased by ¥3 billion, or 4.5%, from the previous year to ¥70 billion in the fiscal year ended March 31, 2011. The increase was due mainly to investment gains related to bonds of ¥67 billion recorded in the fiscal year ended March 31, 2011, compared to investment losses related to bonds of ¥2 billion in the previous fiscal year, offset in part by investment losses related to equity securities of ¥12 billion recorded in the fiscal year ended March 31, 2011 compared to investment gains related to equity securities of ¥55 billion in the previous fiscal year. The change in investment gains (losses) related to bonds between the fiscal year ended March 31, 2010 and the fiscal year ended March, 31, 2011 was due mainly to an increase in gains related to bonds as a result of flexible and timely operations properly interpreting market trends especially relating to the decline in interest rates. The change in investment gains (losses) related to equity securities between the fiscal year ended March 31, 2010 and the fiscal year ended March, 31, 2011 was due mainly to declines in stock markets, including declines related to the Great East Japan Earthquake. For further information, see note 5 to our consolidated financial statements included elsewhere in this annual report.

Gains on disposal of premises and equipment

Gains on disposal of premises and equipment decreased by ¥14 billion, or 50.0%, from the previous fiscal year to ¥14 billion in the fiscal year ended March 31, 2011 due mainly to decreased gains on the sale of real estate.

Other noninterest income

Other noninterest income decreased by ¥121 billion, or 52.6%, from the previous fiscal year to ¥109 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to the absence of a one-time gain relating to the merger of Mizuho Securities and Shinko Securities recorded in the fiscal year ended March 31, 2010.

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

Trading account gains (losses)—net

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

Investment gains (losses)—net

Investment gains (losses)—net was a gain of ¥67 billion in the fiscal year ended March 31, 2010 compared to a loss of ¥462 billion in the previous fiscal year. The change was due mainly to investment gains related to equity securities of ¥55 billion recorded in the fiscal year ended March 31, 2010 compared to investment losses related to equity securities of ¥282 billion in the previous fiscal year as well as a decrease of ¥176 billion in investment losses related to bonds compared to the previous fiscal year. The change in investment gains (losses) related to equity securities between the fiscal year ended March 31, 2009 and the fiscal year ended March 31, 2010 was due mainly to a decrease in impairment losses on equity securities as a result of a recovery of the stock markets. The decrease in investment losses related to bonds in the fiscal year ended March 31, 2010 was due mainly to the absence of impairment losses on Japanese government bonds as we adopted ASC 320 which amends the other-than-temporary impairment model for debt securities. For further information, see notes 2 and 5 to our consolidated financial statements included elsewhere in this annual report.

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

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions of yen)
Salaries and employee benefits	¥496	¥592	¥553
General and administrative expenses	499	497	500
Impairment of goodwill	—	—	9
Occupancy expenses	178	172	170
Fees and commission expenses	106	92	96
Provision (credit) for losses on off-balance-sheet instruments	84	(24)	4
Other noninterest expenses	162	197	104

Total noninterest expenses	¥1,525	¥1,526	¥1,436

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Noninterest expenses decreased by ¥90 billion, or 5.9%, from the previous fiscal year to ¥1,436 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to a decrease in other noninterest expenses of ¥93 billion and a decrease in salaries and employee benefits of ¥39 billion offset in part by a provision for losses on off-balance-sheet instruments of ¥4 billion compared to a credit for losses on off-balance-sheet instruments of ¥24 billion in the previous fiscal year.

Salaries and employee benefits

Salaries and employee benefits decreased by ¥39 billion, or 6.6%, from the previous fiscal year to ¥553 billion in the fiscal year ended March 31, 2011 due mainly to the effect of decreased employee retirement benefit expenses as a result of an increase in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year, and a decrease in the amortization of net actuarial loss, which primarily reflects past increases in the value of plan assets. Additional information regarding pension and other employee benefit plans is included in note 22 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses increased by ¥3 billion, or 0.6%, from the previous fiscal year to ¥500 billion in the fiscal year ended March 31, 2011. The increase was due mainly to an increase in tax expenses.

Impairment of goodwill

Impairment of goodwill of ¥9 billion was incurred in the fiscal year ended March 31, 2011 due to the carrying amount of Mizuho Investors Securities exceeding its fair value as a result of a decrease in the market price of common stock of Mizuho Investors Securities. Additional information regarding the impairment of goodwill is included in note 9 to our consolidated financial statements included elsewhere in this annual report.

Occupancy expenses

Occupancy expenses decreased by ¥2 billion, or 1.2%, from the previous fiscal year to ¥170 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to a decrease in rent expenses of tangible fixed assets and a decrease in losses on disposal of premises and equipment offset in part by an increase in depreciation expenses of tangible fixed assets.

Provision (credit) for losses on off-balance-sheet instruments

Provision (credit) for losses on off-balance-sheet instruments was a provision of ¥4 billion in the fiscal year ended March 31, 2011 compared to a credit of ¥24 billion in the previous fiscal year. The change was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors.

Other noninterest expenses

Other noninterest expenses decreased by ¥93 billion, or 47.2%, from the previous fiscal year to ¥104 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to a decrease in net losses on the credit derivatives used by our banking subsidiaries to hedge credit risk of loans.

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

Income Tax Expense (Benefit)

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions of yen)
Current:
Domestic	¥10	¥11	¥7
Foreign	41	6	11

Total current tax expense	51	17	18
Deferred:
Domestic	710	(378)	175
Foreign	1	1	0

Total deferred tax expense (benefit)	711	(377)	175

Total income tax expense (benefit)	¥762	¥(360)	¥193

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Income tax expense (benefit) was an expense of ¥193 billion in the fiscal year ended March 31, 2011 compared to a benefit of ¥360 billion in the previous fiscal year. Current income tax expense in the fiscal year ended March 31, 2011 increased by ¥1 billion to ¥18 billion from the previous fiscal year.

Deferred income tax expense (benefit) was an expense of ¥175 billion in the fiscal year ended March 31, 2011 compared to a benefit of ¥377 billion in the previous fiscal year. The expense was the result of a decrease in deferred tax assets, net of valuation allowance, due primarily to a decrease in our estimation of future taxable income as a result of the decrease in net unrealized gains on available-for-sale securities reflecting primarily the decline in domestic stock markets.

Gross deferred tax assets decreased by ¥302 billion in the fiscal year ended March 31, 2011 due mainly to a decrease in net operating loss carryforwards resulting from its expiration.

The decrease in valuation allowance was smaller than the decrease in gross deferred tax assets due mainly to a decrease in our estimation of future taxable income. As a result, deferred tax assets, net of valuation allowance decreased by ¥176 billion from the end of the previous fiscal year to ¥1,311 billion at March 31, 2011.

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

The following table shows components of deferred tax assets as of March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions of yen)
Deferred tax assets:
Investments	¥1,266	¥1,155	¥1,097
Allowance for loan losses	495	487	417
Trading account assets	86	75	92
Prepaid pension cost and accrued pension liabilities	123	41	72
Financial Stabilization Funds	21	17	12
Premises and equipment	27	15	7
Undistributed earning of subsidiaries	15	5	—
Net operating loss carryforwards	2,559	1,996	1,790
Other	332	300	302

Gross deferred tax assets	4,924	4,091	3,789

Valuation allowance	(3,779)	(2,604)	(2,478)

Deferred tax assets, net of valuation allowance	1,145	1,487	1,311
Deferred tax liabilities:
Available-for-sale securities	283	551	355
Derivative financial instruments	27	43	32
Undistributed earnings of subsidiaries	—	—	6
Other	51	79	76

Gross deferred tax liabilities	361	673	469

Net deferred tax assets	¥784	¥814	¥842

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net income attributable to noncontrolling interests decreased by ¥42 billion, or 89.4%, from the previous fiscal year to ¥5 billion in the fiscal year ended March 31, 2011 due mainly to the allocation of losses incurred by our securities subsidiaries in the fiscal year ended March 31, 2011 which recorded gains in the fiscal year ended March 31, 2010.

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

Net Income (Loss) Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥587 billion, or 58.7%, from the previous fiscal year to ¥413 billion in the fiscal year ended March 31, 2011.

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

Mizuho Securities

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals. The former Mizuho Securities and Shinko Securities merged to form the new Mizuho Securities in May 2009.

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities, but includes Mizuho Securities’ subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also includes elimination of transactions between companies within the Global Corporate Group.

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

Others

This segment includes companies other than Mizuho Trust & Banking that are a part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Services Bank, Mizuho Asset Management, DIAM, which is an equity-method affiliate, and Mizuho Private Wealth Management. They offer products and services related to trust and custody, asset management and private banking. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer non-banking services, including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments is derived from our internal management reporting system.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2011 were ¥2,033.3 billion, an increase of ¥36.7 billion compared to the fiscal year ended March 31, 2010. Consolidated general and administrative expenses (excluding non-recurring expenses) for the fiscal year ended March 31, 2011 were ¥1,202.3 billion, a decrease of ¥10.9 billion compared to the fiscal year ended March 31, 2010. Consolidated net business profits for the fiscal year ended March 31, 2011 were ¥741.7 billion, an increase of ¥39.1 billion compared to the fiscal year ended March 31, 2010.

Global Corporate Group Financial Results

The following tables show gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the fiscal years ended March 31, 2009, 2010 and 2011:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2009:
Gross profits:
Net interest income (expenses)	¥172.7	¥90.1	¥53.7	¥316.5	¥(9.7)	¥74.5	¥381.3
Net noninterest income	102.5	40.4	68.8	211.7	78.0	53.5	343.2

Total	275.2	130.5	122.5	528.2	68.3	128.0	724.5
General and administrative expenses	92.0	66.0	88.9	246.9	59.5	75.0	381.4
Others	—	—	—	—	—	(35.4)	(35.4)

Net business profits	¥183.2	¥64.5	¥33.6	¥281.3	¥8.8	¥17.6	¥307.7

Fiscal year ended March 31, 2010:
Gross profits:
Net interest income (expenses)	¥175.0	¥85.8	¥184.0	¥444.8	¥(10.7)	¥36.5	¥470.6
Net noninterest income	110.7	31.7	55.1	197.5	188.5	63.9	449.9

Total	285.7	117.5	239.1	642.3	177.8	100.4	920.5
General and administrative expenses	97.5	54.4	95.0	246.9	153.4	77.8	478.1
Others	—	—	—	—	—	(11.8)	(11.8)

Net business profits	¥188.2	¥63.1	¥144.1	¥395.4	¥24.4	¥10.8	¥430.6

Fiscal year ended March 31, 2011:
Gross profits:
Net interest income (expenses)	¥176.0	¥86.3	¥133.5	¥395.8	¥(9.2)	¥70.4	¥457.0
Net noninterest income	115.2	56.9	110.4	282.5	158.9	42.1	483.5

Total	291.2	143.2	243.9	678.3	149.7	112.5	940.5
General and administrative expenses	88.8	62.1	84.1	235.0	160.9	75.4	471.3
Others	—	—	—	—	—	(56.7)	(56.7)

Net business profits (losses)	¥202.4	¥81.1	¥159.8	¥443.3	¥(11.2)	¥(19.6)	¥412.5

Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2011 were ¥678.3 billion, an increase of ¥36.0 billion, or 5.6%, compared to the fiscal year ended March 31, 2010. The increase was due mainly to an increase in gross profits of ¥25.7 billion from international operations as a result of a slight increase in interest income and a significant improvement in noninterest income. Gross profits from domestic operations also increased by ¥5.5 billion due to an increase in net dividend and interest income related to equity and other investments reflecting improvements in business results in the corporate sector as well as an increase in noninterest income from foreign exchange business and investment banking business, etc., which more than offset the negative effects of the decline in total loan balance due to weak loan demands by large corporate borrowers. In addition, gross profits from trading and others increased by ¥4.8 billion due to robust profits from the banking business as a result of flexible and timely asset-and-liability management operations in response to interest rate movements, despite the absence of gross profits of approximately ¥61 billion we recorded in the fiscal year ended March 31, 2010 from the effect of the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies in which Mizuho Financial Group, instead of Mizuho Corporate Bank, provided funds for the dividend payments made on such preferred debt securities.

General and administrative expenses of Mizuho Corporate Bank for the fiscal year ended March 31, 2011 were ¥235.0 billion, a decrease of ¥11.9 billion, or 4.8%, due to a decrease in expenses related to employee retirement benefits and to our group-wide cost reduction efforts.

As a result, net business profits of Mizuho Corporate Bank for the fiscal year ended March 31, 2011 were ¥443.3 billion, an increase of ¥47.9 billion, or 12.1%, compared to the fiscal year ended March 31, 2010.

Mizuho Securities recorded net business losses of ¥11.2 billion for the fiscal year ended March 31, 2011, a decline of ¥35.6 billion compared to the fiscal year ended March 31, 2010 due mainly to a decrease in net profits from trading, which was offset in part by fee income from underwriting a large equity offering.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the fiscal year ended March 31, 2011 decreased by ¥18.1 billion, or 4.2%, compared to the fiscal year ended March 31, 2010 to ¥412.5 billion.

Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2010 were ¥642.3 billion, an increase of ¥114.1 billion, or 21.6%, compared to the fiscal year ended March 31, 2009. This increase was due to an increase in gross profits from trading and others of ¥116.6 billion (including an increase of approximately ¥61 billion (which is eliminated upon consolidation) due to the effect of, based on the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies, Mizuho Financial Group, instead of Mizuho Corporate Bank, providing funds for the dividend payments made on such preferred debt securities specifically during the fiscal year ended March 31, 2010) as a result of an absence of losses on credit investments, such as equity investment trusts, we recorded in the fiscal year ended March 31, 2009 and robust profits from flexible and timely asset-and-liability management operations, and an increase in gross profits from domestic operations of ¥10.5 billion due primarily to an increase in noninterest income due to absence of impairment losses related to alternative investments recorded in the previous year and an increase in interest income as a result of a widening of the domestic average loan interest rate spread. This increase was offset in part by a decrease of ¥13.0 billion in gross profits from international operations, due mainly to a decrease in noninterest income reflecting increased valuation losses from credit default swaps related to credit investments in Europe and a decrease in interest income reflecting a decline in total loan balance.

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

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the fiscal years ended March 31, 2009, 2010 and 2011:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2009:
Gross profits:
Net interest income (expenses)	¥327.3	¥297.9	¥(21.5)	¥603.7	¥0.4	¥44.0	¥648.1
Net noninterest income (expenses)	25.2	144.4	54.4	224.0	30.9	(2.7)	252.2

Total	352.5	442.3	32.9	827.7	31.3	41.3	900.3
General and administrative expenses	235.7	234.2	101.2	571.1	44.0	0.8	615.9
Others	—	—	—	—	—	(13.8)	(13.8)

Net business profits (losses)	¥116.8	¥208.1	¥(68.3)	¥256.6	¥(12.7)	¥26.7	¥270.6

Fiscal year ended March 31, 2010(1):
Gross profits:
Net interest income	¥263.5	¥266.4	¥83.0	¥612.9	¥0.4	¥28.3	¥641.6
Net noninterest income	25.0	126.5	54.4	205.9	47.2	5.7	258.8

Total	288.5	392.9	137.4	818.8	47.6	34.0	900.4
General and administrative expenses	245.8	228.9	95.7	570.4	40.0	7.3	617.7
Others	—	—	—	—	—	(2.0)	(2.0)

Net business profits	¥42.7	¥164.0	¥41.7	¥248.4	¥7.6	¥24.7	¥280.7

Fiscal year ended March 31, 2011(1):
Gross profits:
Net interest income	¥248.2	¥266.9	¥56.7	¥571.8	¥0.6	¥42.1	¥614.5
Net noninterest income	34.6	124.9	78.0	237.5	49.8	7.5	294.8

Total	282.8	391.8	134.7	809.3	50.4	49.6	909.3
General and administrative expenses	237.7	223.7	93.4	554.8	41.0	9.5	605.3
Others	—	—	—	—	—	(15.9)	(15.9)

Net business profits	¥45.1	¥168.1	¥41.3	¥254.5	¥9.4	¥24.2	¥288.1

Note:

(1)	We changed our managerial accounting rules in a manner that changed the breakdown of Mizuho Bank figures due to a change in internal transfer rates for funding beginning the fiscal year ended March 31, 2010. The above table shows figures reflecting such change. The change does not affect the Mizuho Bank subtotals.

Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

Gross profits for Mizuho Bank for the fiscal year ended March 31, 2011 decreased by ¥9.5 billion, or 1.2%, from the fiscal year ended March 31, 2010 to ¥809.3 billion. The decrease was due mainly to a decrease in gross profits of ¥5.7 billion from retail banking, reflecting a decrease in deposit income as a result of a decline in market interest rates, offset in part by an increase in noninterest income as a result of a significant increase in sales of investment trusts and individual annuities. Gross profits from trading and others also decreased by ¥2.7 billion compared to the fiscal year ended March 31, 2010 due to the absence of the gross profits of approximately ¥17 billion we recorded in the fiscal year ended March 31, 2010 from the effect of the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies in which Mizuho Financial Group, instead of Mizuho Bank, provided funds for the dividend payments made on such preferred debt securities, which was offset in part by robust profits from flexible and timely asset-and-liability management operations in response to interest rate movements. In addition, gross profits from corporate banking also decreased by ¥1.1 billion, reflecting a decrease in noninterest income such as from our solutions business.

General and administrative expenses for Mizuho Bank decreased by ¥15.6 billion, or 2.7%, compared to the fiscal year ended March 31, 2010 to ¥554.8 billion due to a decrease in expenses related to employee retirement benefits and to our group-wide cost reduction efforts.

As a result, net business profits of Mizuho Bank for the fiscal year ended March 31, 2011 were ¥254.5 billion, an increase of ¥6.1 billion, or 2.5%, compared to the fiscal year ended March 31, 2010.

Mizuho Investors Securities recorded net business profits of ¥9.4 billion for the fiscal year ended March 31, 2011, an increase of ¥1.8 billion compared to the fiscal year ended March 31, 2010, due mainly to an increase in commission income from sales of investment trusts.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the fiscal year ended March 31, 2011 increased by ¥7.4 billion, or 2.6%, compared to the fiscal year ended March 31, 2010 to ¥288.1 billion.

Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009

Gross profits for Mizuho Bank for the fiscal year ended March 31, 2010 decreased by ¥8.9 billion, or 1.1%, from the fiscal year ended March 31, 2009 to ¥818.8 billion. The decrease was due mainly to a decrease in gross profits of ¥64.0 billion from retail banking, reflecting a decrease in loan interest income and deposit income and income from sales of individual annuities, offset in part by an increase in sales of investment trusts. Gross profits from corporate banking also decreased by ¥49.4 billion, reflecting a decrease in loan interest income and deposit income as well as a decrease in noninterest income such as from our solutions business and foreign exchange business such as currency options. These decreases were offset in part by an increase in gross profits of ¥104.5 billion from trading and others (including an increase of approximately ¥17 billion (which is eliminated upon consolidation) due to the effect of, based on the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies, Mizuho Financial Group, instead of Mizuho Bank, providing funds for the dividend payments made on such preferred debt securities specifically during the fiscal year ended March 31, 2010) as a result of robust profits from flexible and timely asset-and-liability management operations mainly in Japanese yen in response to interest rate movements.

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

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the fiscal years ended March 31, 2009, 2010 and 2011:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Fiscal year ended March 31, 2009:
Gross profits(1):
Net interest income	¥48.6	¥1.2	¥49.8
Net noninterest income	81.5	45.6	127.1

Total	130.1	46.8	176.9
General and administrative expenses	91.3	40.7	132.0
Others	—	(3.2)	(3.2)

Net business profits	¥38.8	¥2.9	¥41.7

Fiscal year ended March 31, 2010:
Gross profits(1):
Net interest income	¥44.9	¥1.3	¥46.2
Net noninterest income	87.1	43.4	130.5

Total	132.0	44.7	176.7
General and administrative expenses	89.9	38.6	128.5
Others	—	(2.8)	(2.8)

Net business profits	¥42.1	¥3.3	¥45.4

Fiscal year ended March 31, 2011:
Gross profits(1):
Net interest income	¥42.5	¥0.9	¥43.4
Net noninterest income	89.4	44.6	134.0

Total	131.9	45.5	177.4
General and administrative expenses	87.4	38.1	125.5
Others	—	(2.1)	(2.1)

Net business profits	¥44.5	¥5.3	¥49.8

Note:

(1)	Before credit-related costs for trust accounts

Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

Gross profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2011 decreased by ¥0.1 billion, or 0.1%, from the fiscal year ended March 31, 2010 to ¥131.9 billion. The decrease was due mainly to a decrease in interest income reflecting a decrease in loan interest income, etc., which was offset in part by an increase in noninterest income mainly from the asset financing business.

General and administrative expenses for Mizuho Trust & Banking decreased by ¥2.5 billion, or 2.8%, compared to the fiscal year ended March 31, 2010 to ¥87.4 billion due to a decrease in expenses related to employee retirement benefits and to our group-wide cost reduction efforts.

As a result mainly of the foregoing, net business profits for the Global Asset & Wealth Management Group for the fiscal year ended March 31, 2011 increased by ¥4.4 billion, or 9.7%, compared to the fiscal year ended March 31, 2010 to ¥49.8 billion.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2009:
Total revenue(1)	¥1,867	¥424	¥347	¥198	¥2,836
Total expenses(2)	2,424	263	364	143	3,194

Income (loss) before income tax expense	¥(557)	¥161	¥(17)	¥55	¥(358)

Net income (loss)	¥(1,277)	¥131	¥(20)	¥46	¥(1,120)

Total assets at end of fiscal year	¥115,589	¥24,995	¥9,816	¥4,683	¥155,083

Fiscal year ended March 31, 2010:
Total revenue(1)	¥2,324	¥284	¥230	¥125	¥2,963
Total expenses(2)	1,907	134	163	72	2,276

Income before income tax expense	¥417	¥150	¥67	¥53	¥687

Net income	¥784	¥149	¥66	¥48	¥1,047

Total assets at end of fiscal year	¥121,556	¥21,951	¥10,179	¥4,665	¥158,351

Fiscal year ended March 31, 2011:
Total revenue(1)	¥1,943	¥282	¥128	¥144	¥2,497
Total expenses(2)	1,628	112	70	76	1,886

Income before income tax expense	¥315	¥170	¥58	¥68	¥611

Net income	¥134	¥166	¥57	¥61	¥418

Total assets at end of fiscal year	¥125,413	¥21,795	¥8,522	¥6,256	¥161,986

Notes:

(1)	Total revenue is comprised of interest and dividend income and noninterest income.
(2)	Total expenses are comprised of interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

In the fiscal year ended March 31, 2011, 32.1% of our net income was derived from Japan, 39.7% from the Americas, 13.6% from Europe and 14.6% from Asia/Oceania excluding Japan, and others. At March 31, 2011, 77.4% of total assets were allocated to Japan, 13.4% to the Americas, 5.3% to Europe and 3.9% to Asia/Oceania excluding Japan, and others.

Total revenue in Japan decreased by ¥381 billion from the previous fiscal year due to a decrease in interest and dividend income and a decrease in trading account gains—net. The decrease in interest and dividend income was due mainly to the decrease in interest income from loans as a result of the decrease in the average yield, which reflects a decline in yen interest rate levels, and the decrease in the average balance. The decrease in trading account gains—net was due mainly to the losses incurred by consolidated VIEs, such as stock investment trusts, as a result of a negative change in market conditions, a decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP and a decrease in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. Total expenses decreased by ¥279 billion due to the decrease in provision for loan losses. The decrease in provision for loan losses was due mainly to upgrades in obligor category of some borrowers and other factors, as a result of our appropriate credit management while responding to customers’ financing needs. In addition, we had an income tax expense of ¥181 billion in Japan in the fiscal year ended March 31, 2011 compared to an income tax benefit of ¥367 billion in the previous fiscal year. The tax expense was the result of a decrease in deferred tax assets, net of valuation allowance, due primarily to a decrease in our estimation of future taxable income as a result of the decrease in net unrealized gains on available-for-sale securities, reflecting primarily the decline in domestic stock markets. As a result, net income in Japan decreased by ¥650 billion. Total assets in Japan increased by ¥3,857 billion due primarily to an increase in interest-bearing deposits in other banks, offset in part by a decrease in trading account assets.

In the Americas, total revenue decreased by ¥2 billion due primarily to a decrease in trading account gains—net. Total expenses decreased by ¥22 billion due primarily to the decrease in provision for loan losses. As a result, net income in the Americas increased by ¥17 billion. Total assets in the Americas decreased by ¥156 billion due primarily to a decrease in trading account assets, offset in part by an increase in interest-bearing deposits in other banks.

In Europe, total revenue decreased by ¥102 billion due primarily to decreases in interest income from trading account assets and loans. The decreases in interest income from trading account assets and loans were due mainly to the decreases in the average balance and in the average yields, reflecting general declines in euro interest rate levels. Total expenses decreased by ¥93 billion due mainly to a decrease in interest expense on interest-bearing deposits and a decrease in provision for loan losses. The decrease in interest expense was due mainly to the decrease in the average interest rates, reflecting general declines in euro interest rate levels. As a result, net income in Europe decreased by ¥9 billion. Total assets in Europe decreased by ¥1,657 billion due primarily to decreases in investments and trading account assets.

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥19 billion due primarily to an increase in foreign exchange gains—net. Total expenses increased by ¥4 billion due mainly to an increase in provision for loan losses. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥13 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥1,591 billion due primarily to an increase in loans.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

In the fiscal year ended March 31, 2010, 74.9% of our net income was derived from Japan, 14.3% from the Americas, 6.3% from Europe and 4.5% from Asia/Oceania excluding Japan, and others. At March 31, 2010, 76.8% of total assets were allocated to Japan, 13.9% to the Americas, 6.4% to Europe and 2.9% to Asia/Oceania excluding Japan, and others.

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

In the Americas, total revenue decreased by ¥140 billion due primarily to a decrease in interest income from receivables under resale agreements, investments and loans, reflecting general declines in U.S. dollar interest rate levels, offset in part by the change from trading account losses—net to trading account gains—net. Total expenses decreased by ¥129 billion due primarily to a decrease in interest expenses from payables under repurchase agreements reflecting general declines in U.S. dollar interest rate levels. As a result, net income in the Americas increased by ¥18 billion. Total assets in the Americas decreased by ¥3,044 billion due primarily to a decrease in trading account assets, consisting mainly of those regarding derivative contracts and the effect of the depreciation of U.S. dollars against the Japanese yen.

In Europe, total revenue decreased by ¥117 billion due primarily to a decrease in interest income from loans, investments and receivables under resale agreements, reflecting general declines in euro interest rate levels, offset in part by a decrease in trading account losses—net. Total expenses decreased by ¥201 billion due primarily to decreases in interest expense on interest-bearing deposits and interest expense from payables under repurchase agreements, reflecting general declines in euro interest rate levels. As a result, net income in Europe increased by ¥86 billion. Total assets in Europe increased by ¥363 billion due primarily to increases in investments and receivables under resale agreements, partially offset by decreases in trading account assets and loans and the effect of the depreciation of the euro against the Japanese yen.

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

Financial Condition

Assets

Our assets as of March 31, 2010 and 2011 were as follows:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen)
Cash and due from banks	¥3,399	¥1,884	¥(1,515)
Interest-bearing deposits in other banks	2,027	8,240	6,213
Call loans and funds sold	607	382	(225)
Receivables under resale agreements	7,132	7,467	335
Receivables under securities borrowing transactions	5,745	6,541	796
Trading account assets	31,528	28,106	(3,422)
Investments	39,253	40,704	1,451
Loans	63,783	64,690	907
Allowance for loan losses	(880)	(735)	145

Loans, net of allowance	62,903	63,955	1,052
Premises and equipment—net	1,048	1,114	66
Due from customers on acceptances	51	74	23
Accrued income	266	238	(28)
Goodwill	15	8	(7)
Intangible assets	81	76	(5)
Deferred tax assets	826	855	29
Other assets	3,470	2,342	(1,128)

Total assets	¥158,351	¥161,986	¥3,635

Total assets increased by ¥3,635 billion from the end of the previous fiscal year to ¥161,986 billion as of March 31, 2011. This increase was due primarily to an increase of ¥6,213 billion in interest-bearing deposits in other banks as a result of funds-supplying operations of the Bank of Japan with a view to ensuring financial market stability after the Great East Japan Earthquake, and an increase of ¥1,451 billion in investments, primarily Japanese government bonds, offset in part by a decrease of ¥3,422 billion in trading account assets, primarily interest rate-related derivative contracts, and a decrease of ¥1,515 billion in cash and due from banks.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2010 and 2011:

	As of March 31,				Increase (decrease)
	2010(1)		2011
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,065	12.6%	¥7,617	11.8%	¥(448)	(0.8)%
Construction and real estate	7,854	12.3	7,308	11.3	(546)	(1.0)
Services	5,153	8.1	4,287	6.6	(866)	(1.5)
Wholesale and retail	5,306	8.3	5,314	8.2	8	(0.1)
Transportation and communications	3,237	5.1	3,228	5.0	(9)	(0.1)
Banks and other financial institutions	4,290	6.7	3,908	6.0	(382)	(0.7)
Government and public institutions	5,459	8.6	7,154	11.0	1,695	2.4
Other industries(2)	3,332	5.2	3,759	5.8	427	0.6
Individuals	11,882	18.6	12,181	18.8	299	0.2
Mortgage loans	11,093	17.4	11,436	17.7	343	0.3
Other	789	1.2	745	1.1	(44)	(0.1)

Total domestic	54,578	85.5	54,756	84.5	178	(1.0)
Foreign:
Commercial and industrial	7,237	11.3	6,965	10.8	(272)	(0.5)
Banks and other financial institutions	1,722	2.7	2,588	4.0	866	1.3
Government and public institutions	292	0.5	453	0.7	161	0.2
Other(2)	32	0.0	9	0.0	(23)	0.0

Total foreign	9,283	14.5	10,015	15.5	732	1.0

Subtotal	63,861	100.0%	64,771	100.0%	910	—

Less: Unearned income and deferred loan fees—net	(78)		(81)		(3)

Total loans before allowance for loan losses	¥63,783		¥64,690		¥907

Notes:

(1)	We partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20 which we adopted in the fiscal year ended March 31, 2011. Amounts as of March 31, 2010 have been reclassified to conform to the current period’s presentation.
(2)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated VIEs.

Total loans before allowance for loan losses increased by ¥907 billion from the end of the previous fiscal year to ¥64,690 billion as of March 31, 2011. Domestic loans increased by ¥178 billion to ¥54,756 billion due mainly to an increase in loans to government and public institutions attributable mainly to loans to the Japanese government, offset in part by decreases in almost all of the industries attributable to weak funding needs by corporate borrowers.

Loans to foreign borrowers increased by ¥732 billion from the end of the previous fiscal year to ¥10,015 billion as of March 31, 2011. The increase in foreign loans was due mainly to an increase in loans to banks and other financial institutions attributable mainly to new loans made to some foreign financial institutions, offset in part by the translation impact of the strengthening of the Japanese yen.

Within our loan portfolio, loans to domestic borrowers decreased from 85.5% to 84.5% while loans to foreign borrowers increased from 14.5% to 15.5%.

Impaired Loans

Under our group’s credit risk management, we use an internal rating system that consists of credit ratings and pool allocations as the basis of our risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurrence of losses for individual loan by taking into consideration various factors such as collateral or guarantee involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. We pool loans with similar risk characteristics, and the risk is assessed and managed according to such pool. We generally review the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures. The table below presents our definition of obligor ratings used by MHBK, MHCB and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is sufficient.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.
Watch(1)	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Note:

(1)	Special attention obligors are watch obligors with restructured or 90 days or more delinquent debt, and we consider all such loans impaired.

We consider loans to be impaired when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. We determine loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. All of our impaired loans are designated as nonaccrual loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.

We endeavor to remove impaired loans from our balance sheet within three years of their being so categorized through methods such as collection, charge-offs, disposal and improving the borrowers’ credit rating through restructuring efforts.

The following table shows our impaired loans as of March 31, 2010 and 2011 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2010(1)		2011
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥270	3.3%	¥309	4.1%	¥39	0.8%
Construction and real estate	302	3.8	265	3.6	(37)	(0.2)
Services	181	3.5	108	2.5	(73)	(1.0)
Wholesale and retail	159	3.0	177	3.3	18	0.3
Transportation and communications	139	4.3	54	1.7	(85)	(2.6)
Banks and other financial institutions	21	0.5	3	0.1	(18)	(0.4)
Other industries	1	0.0	1	0.0	0	0.0
Individuals	201	1.7	290	2.4	89	0.7

Total domestic	1,274	2.3	1,207	2.2	(67)	(0.1)
Foreign	130	1.4	116	1.2	(14)	(0.2)

Total impaired loans	¥1,404	2.2	¥1,323	2.0	¥(81)	(0.2)

Note:

(1)	We partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20 which we adopted in the fiscal year ended March 31, 2011. Amounts as of March 31, 2010 have been reclassified to conform to the current period’s presentation.

Impaired loans decreased by ¥81 billion, or 5.8%, from the end of the previous fiscal year to ¥1,323 billion as of March 31, 2011. Domestic impaired loans decreased by ¥67 billion due primarily to decreases in impaired loans to borrowers in transportation and communications and services, each due primarily to restructurings and upgrades, related to large borrowers, offset in part by an increase in individuals amid a prolonged slump in personal consumption. Foreign impaired loans decreased by ¥14 billion due primarily to the translation impact of the strengthening of the Japanese yen.

The percentage of impaired loans within gross total loans decreased from 2.2% as of March 31, 2010 to 2.0% as of March 31, 2011. The percentage of impaired loans net of allowance to gross total loans net of allowance increased from 0.83% as of March 31, 2010 to 0.92% as of March 31, 2011, as the percentage increase of impaired loans net of allowance exceeded that of gross total loans net of allowance as a result of a decrease of the balance of allowance for loan losses on impaired loans.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2010 and 2011:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥435	¥334	¥(101)
Allowance for loan losses on other loans (B)	445	401	(44)

Total allowance for loan losses (C)	880	735	(145)

Impaired loans requiring an allowance for loan losses (D)	1,108	1,028	(80)
Impaired loans not requiring an allowance for loan losses (E)	296	295	(1)
Other loans (F)	62,457	63,448	991

Gross total loans (G)	¥63,861	¥64,771	¥910

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	39.26%	32.45%	(6.81)%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.71	0.63	(0.08)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.38	1.13	(0.25)

Allowance for loan losses decreased by ¥145 billion from the end of the previous fiscal year to ¥735 billion as of March 31, 2011. Of such decrease, ¥101 billion was attributable to a decrease in the allowance for loan losses on impaired loans, due mainly to a decrease in loans to large borrowers as a result of restructurings, and ¥44 billion was attributable to a decrease in the allowance for loan losses on other loans, due mainly to our appropriate credit management. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.25% to 1.13%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 6.81% to 32.45%.

Provision for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2010 and 2011:

	Fiscal years ended March 31,		Increase (decrease)
	2010(1)	2011
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥870	¥880	¥10
Provision for loan losses	222	1	(221)
Charge-offs:
Domestic:
Manufacturing	17	20	3
Construction and real estate	56	20	(36)
Services	17	20	3
Wholesale and retail	48	28	(20)
Transportation and communications	26	59	33
Banks and other financial institutions	1	1	0
Other industries	2	1	(1)
Individuals	27	17	(10)

Total domestic charge-offs	194	166	(28)
Foreign	66	19	(47)

Total charge-offs	260	185	(75)

Recoveries:
Domestic:
Manufacturing	7	7	0
Construction and real estate	25	14	(11)
Services	3	5	2
Wholesale and retail	5	5	0
Transportation and communications	1	1	0
Banks and other financial institutions	4	1	(3)
Other industries	0	0	0
Individuals	3	2	(1)

Total domestic recoveries	48	35	(13)
Foreign	6	13	7

Total recoveries	54	48	(6)

Net charge-offs	206	137	(69)
Others(2)	(6)	(9)	(3)

Balance at end of fiscal year	¥880	¥735	¥(145)

Notes:

(1)	We partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20 which we adopted in the fiscal year ended March 31, 2011. Amounts as of March 31, 2010 have been reclassified to conform to the current period’s presentation.
(2)	“Others” include primarily foreign exchange translation.

Provision for loan losses decreased by ¥221 billion from the previous fiscal year to ¥1 billion in the fiscal year ended March 31, 2011. The decrease was due mainly to upgrades in obligor category of some borrowers and other factors, as a result of our appropriate credit management while responding to customers’ financing needs.

Charge-offs decreased by ¥75 billion from the previous fiscal year to ¥185 billion for the fiscal year ended March 31, 2011. Charge-offs of domestic loans decreased by ¥28 billion compared to the previous fiscal year to ¥166 billion in the fiscal year ended March 31, 2011. Charge-offs of foreign loans decreased by ¥47 billion compared to the previous fiscal year to ¥19 billion in the fiscal year ended March 31, 2011.

Recoveries decreased by ¥6 billion from the previous fiscal year to ¥48 billion in the fiscal year ended March 31, 2011, reflecting a decrease in recoveries with respect to domestic loans offset in part by an increase with respect to foreign loans.

Investments

The majority of our investments are available-for-sale securities and held-to-maturity securities, which at March 31, 2010 and 2011 were as follows:

	As of March 31,						Increase (decrease)
	2010			2011
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥34,508	¥34,517	¥9	¥35,756	¥35,716	¥(40)	¥1,248	¥1,199	¥(49)
Japanese government bonds	28,272	28,229	(43)	29,280	29,213	(67)	1,008	984	(24)
Other than Japanese government bonds	6,236	6,288	52	6,476	6,503	27	240	215	(25)
Equity securities (marketable)	2,007	3,284	1,277	1,919	2,833	914	(88)	(451)	(363)

Total	¥36,515	¥37,801	¥1,286	¥37,675	¥38,549	¥874	¥1,160	¥748	¥(412)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥600	¥604	¥4	¥1,201	¥1,207	¥6	¥601	¥603	¥2
Other than Japanese government bonds	3	3	0	1	1	0	(2)	(2)	0

Total	¥603	¥607	¥4	¥1,202	¥1,208	¥6	¥599	¥601	¥2

Available-for-sale securities increased by ¥748 billion from the end of the previous fiscal year to ¥38,549 billion at March 31, 2011. This increase was due primarily to an increase in medium- to long-term Japanese government bonds with relatively shorter remaining periods to maturity for the purpose of earning interest income, offset in part by a decrease in equity securities due mainly to the decline in Japanese stock prices as of March 31, 2011 compared to March 31, 2010. Held-to-maturity securities increased by ¥599 billion from the end of the previous fiscal year to ¥1,202 billion at March 31, 2011. The increase was due primarily to an increase in Japanese government bonds due to our purchases in the fiscal year ended March 31, 2011. See note 5 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥1,515 billion from the end of the previous fiscal year to ¥1,884 billion at March 31, 2011. The decrease was due to net cash used in investing activities of ¥10,471 billion offset in part by net cash provided by financing activities of ¥8,020 billion and net cash provided by operating activities of ¥952 billion.

Liabilities

The following table shows our liabilities as of March 31, 2010 and 2011:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen)
Deposits	¥86,776	¥89,216	¥2,440
Debentures	1,518	741	(777)
Due to trust accounts	1,025	629	(396)
Call money and funds purchased	5,786	5,095	(691)
Payables under repurchase agreements	12,076	11,498	(578)
Payables under securities lending transactions	6,825	5,608	(1,217)
Commercial paper	151	202	51
Other short-term borrowings	8,895	14,949	6,054
Trading account liabilities	19,402	16,696	(2,706)
Bank acceptances outstanding	51	74	23
Income taxes payable	18	16	(2)
Deferred tax liabilities	12	13	1
Accrued expenses	208	181	(27)
Long-term debt	8,482	8,953	471
Other liabilities	3,794	4,079	285

Total liabilities	¥155,019	¥157,950	¥2,931

Total liabilities increased by ¥2,931 billion from the end of the previous fiscal year to ¥157,950 billion at March 31, 2011. This increase was due primarily to an increase of ¥3,223 billion in short-term borrowings and an increase of ¥2,440 billion in deposits, offset in part by a decrease of ¥2,706 billion in trading account liabilities, primarily interest rate-related derivative contracts. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2010 and 2011:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥11,101	¥12,232	¥1,131
Interest-bearing deposits	67,137	67,632	495

Total domestic deposits	78,238	79,864	1,626

Foreign:
Noninterest-bearing deposits	531	581	50
Interest-bearing deposits	8,007	8,771	764

Total foreign deposits	8,538	9,352	814

Total deposits	¥86,776	¥89,216	¥2,440

Deposits increased by ¥2,440 billion from the end of the previous fiscal year to ¥89,216 billion at March 31, 2011. Domestic deposits increased by ¥1,626 billion from March 31, 2010 to ¥79,864 billion at March 31, 2011. Noninterest-bearing deposits, mainly from Japanese companies, increased by ¥1,131 billion as corporations, primarily large corporations, secured their liquidity funds against the potential lack of liquidity as a result of the Great East Japan Earthquake, and interest-bearing deposits, mainly from individuals, increased by ¥495 billion.

Foreign deposits increased by ¥814 billion from the end of the previous fiscal year to ¥9,352 billion due mainly to an increase in interest-bearing deposits offset in part by the translation impact of the appreciation of the yen.

Debentures

Debentures decreased by ¥777 billion from the end of the previous fiscal year to ¥741 billion at March 31, 2011. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two banking subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.” As of March 31, 2011, all of the outstanding balance of debentures were issued by Mizuho Bank.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2010 and 2011:

	As of March 31,						Increase (decrease)
	2010			2011
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥1,025	¥—	¥1,025	¥629	¥—	¥629	¥(396)	¥—	¥(396)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	14,783	9,904	24,687	11,403	10,798	22,201	(3,380)	894	(2,486)
Commercial paper	92	59	151	130	72	202	38	13	51
Other short-term borrowings	8,590	305	8,895	14,817	132	14,949	6,227	(173)	6,054

Total short-term borrowings	¥24,490	¥10,268	¥34,758	¥26,979	¥11,002	¥37,981	¥2,489	¥734	¥3,223

Short-term borrowings increased by ¥3,223 billion from the end of the previous fiscal year to ¥37,981 billion at March 31, 2011. Domestic short-term borrowings increased by ¥2,489 billion due mainly to an increase in other short-term borrowings, primarily short-term borrowings from the central bank, as a result of funds-supplying operations of the Bank of Japan with a view to ensuring financial market stability after the Great East Japan Earthquake, offset in part by decreases in payables under repurchase agreements and securities lending transactions. Foreign short-term borrowings increased by ¥734 billion due mainly to an increase in payables under repurchase agreements offset in part by the translation impact of the appreciation of the yen.

Equity

The following table shows a breakdown of equity as of March 31, 2010 and 2011:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥536	¥454	¥(82)
Common stock	4,324	5,164	840
Accumulated deficit	(2,325)	(2,046)	279
Accumulated other comprehensive income, net of tax	436	105	(331)
Treasury stock, at cost	(5)	(3)	2

Total MHFG shareholders’ equity	2,966	3,674	708
Noncontrolling interests	366	362	(4)

Total equity	¥3,332	¥4,036	¥704

Equity increased by ¥704 billion from the end of the previous fiscal year to ¥4,036 billion due mainly to an increase in common stock and a decrease in accumulated deficit, offset in part by a decrease in accumulated other comprehensive income, net of tax.

Common stock increased by ¥840 billion from the end of the previous fiscal year to ¥5,164 billion at March 31, 2011 primarily as a result of the issuance of new shares of common stock through a global offering in July 2010 and through the conversion of preferred stock. See “—Overview—Capital Improvements.”

Accumulated deficit decreased by ¥279 billion from the end of the previous fiscal year to ¥2,046 billion at March 31, 2011. This decrease was due primarily to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2011 of ¥413 billion offset in part by dividend payments of ¥135 billion.

Accumulated other comprehensive income, net of tax decreased by ¥331 billion from the end of the previous fiscal year to ¥105 billion at March 31, 2011 due primarily to a decrease in unrealized net gains on available-for-sale securities of ¥235 billion and an increase in pension liability adjustments of ¥75 billion.

Preferred stock decreased by ¥82 billion from the end of the previous fiscal year to ¥454 billion at March 31, 2011 as a result of the conversion of preferred stock to common stock.

Treasury stock, at cost, decreased by ¥2 billion from ¥5 billion at the end of the previous fiscal year to ¥3 billion at March 31, 2011 due primarily to reissuances from treasury stock related to stock-based compensation.

Noncontrolling interests decreased by ¥4 billion from the end of the previous fiscal year to ¥362 billion at March 31, 2011.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. Our total deposits and debentures increased by ¥1,663 billion, or 1.9%, from the end of the previous fiscal year to ¥89,957 billion as of March 31, 2011. As shown in the following table, our average balance of deposits and debentures combined for the fiscal year ended March 31, 2011 exceeded our average balance of loans for the same period by ¥23,786 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Average balance for the fiscal year ended March 31, 2011
(in billions of yen)
Loans	¥63,584	Deposits	¥86,220
		Debentures	1,150

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

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of June 30, 2011:

	As of June 30, 2011
	S&P			Moody’s
	Long-term	Short-term	Fundamental strength	Long-term		Short-term	Financial strength
Mizuho Corporate Bank	A+	A-1	B	Aa3	(1)	P-1	D+
Mizuho Bank	A+	A-1	B	Aa3	(1)	P-1	D+
Mizuho Trust & Banking	A+	A-1	B	Aa3	(1)	P-1	D+

Note:

(1)	On May 31, 2011, Moody’s took the rating actions of reviewing for possible downgrade the long-term deposit and debt ratings of all Japanese banks, including those of Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking.

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

Basel II

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

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Mizuho Financial Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors.

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

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following three tiers: Tier 1 capital; Tier 2 capital; and Tier 3 capital. Tier 1 capital generally consists of shareholders’ equity less any recorded goodwill, unrealized losses (net of taxes) on valuation of certain securities classified as “other securities” under Japanese GAAP which is similar to available-for-sale securities under U.S.GAAP, consolidation adjustment accounts and others. Tier 2 capital generally consists of the following components:

•

general reserve for possible losses on loans, equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the standardized approach;

•	45% of each of the unrealized gains on “other securities” and the unrealized appreciation in the value of land;

•	the balance of subordinated perpetual debt; and

•	the balance of subordinated term debt with an original maturity of over five years and preferred term shares up to 50% of Tier 1 capital.

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

In December 2008, the Financial Services Agency implemented special temporary measures, applicable through March 2012, which (i) allow Japanese banks and bank holding companies with international operations to elect not to add unrealized gains on valuation of bonds with a zero risk weighting to Tier 2 capital and not to deduct unrealized losses on valuation of bonds with a zero risk weighting from Tier 1 capital, and (ii) require Japanese banks and bank holding companies with only domestic operations not to deduct unrealized losses on valuation of “other securities” under Japanese GAAP (including equity securities) from Tier 1 capital. The Japanese capital adequacy requirements applicable to Japanese banks and bank holding companies with only domestic operations do not allow unrealized gains on “other securities” to be added to Tier 2 capital before or after this special temporary measures.

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

Basel III

In the wake of the recent global financial crisis, in December 2009, the Basel Committee on Banking Supervision issued a package of proposals on measures to strengthen global bank capital. In December 2010, the Basel Committee issued the Basel III rules text (later revised in June 2011), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision and endorsed by the G20 Leaders at their November Seoul summit. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards, as summarized below. Details, including regarding the calculation method for the capital adequacy ratio under the new capital regulations, have yet to be determined.

Tier 1 capital is to consist of Common Equity Tier 1 and Additional Tier 1 capital. The minimum requirement for Common Equity Tier 1 capital will be raised in phases from 3.5% of risk-weighted assets in January 2013 to 4.5% when fully effective in January 2015. Thereafter, a capital conservation buffer, to be met with Common Equity Tier 1 capital after the application of deductions, will be phased in beginning January 2016 at 0.625% until becoming fully effective in January 2019 at 2.5%. Thus the Common Equity Tier 1 requirement, including capital conservation buffer, will be 7.0% beginning January 2019. In addition, subject to national discretion by the respective regulatory authorities, a countercyclical buffer ranging from 0% to 2.5%, consisting of Common Equity Tier 1 or other fully loss absorbing capital, would also be imposed on banking organizations through an extension of the capital conservation buffer when the relevant national authority judges a period of excess credit growth to be leading to the build up of system-wide risk. The countercyclical buffer for internationally active banks will be a weighted average of the buffers deployed across all the jurisdictions to which it has credit exposures. Moreover, capital instruments that will no longer qualify as non-Common Equity Tier 1 capital or Tier 2 capital under Basel III, which includes our existing preferred securities and subordinated debt (the amounts thereof included within regulatory capital as of March 31, 2011 being ¥1,919.8 billion and ¥1,992.2 billion, respectively) will be phased out beginning January 2013 by increments of 10% until becoming fully effective in January 2022.

Regulatory adjustments are to be applied mainly to the calculation of Common Equity Tier 1 in the form of the deductions and prudential filters related to the following:

•	Goodwill and other intangibles

•	Deferred tax assets

•	Cash flow hedge reserve that relates to the hedging of items that are not fair valued on the balance sheet

•	Shortfall of the stock of provisions to expected losses under the IRB approach

•	Gain on sale related to securitization transactions

•	Cumulative gains and losses due to changes in own credit risk on fair valued financial liabilities

•	Defined benefit pension fund assets and liabilities

•	Treasury stock

•	Reciprocal cross holdings of capital of banking, financial and insurance entities

•	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation

Regulatory adjustments would be fully deducted in the calculation of Common Equity Tier 1 capital by January 2018. The regulatory adjustments will begin at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in January 2014 and will be increased by 20% increments per year through January 2018 when the regulatory adjustments reach 100%. During this transition period, the remainder not deducted from capital will continue to be subject to existing national treatments.

The above capital requirements, buffers and regulatory adjustments will be phased in over a transitional period as follows (italicized percentages indicates those during transition periods):

	January 2013	January 2014	January 2015	January 2016	January 2017	January 2018	January 2019	January 2020	January 2021	January 2022
Minimum Common Equity Tier 1 capital	3.5%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	4.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.0%	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital	90.0%	80.0%	70.0%	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital	0.0%	20.0%	40.0%	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%

A non-risk based leverage ratio that is calibrated to act as a credible supplementary measure to the risk based capital requirements will be introduced. During the parallel run period from January 2013 to January 2017, the Basel Committee will test a minimum Tier 1 leverage ratio of 3%. Bank level disclosure of the leverage ratio and its components will start in January 2015. Based on the results of the parallel run period, any final adjustments to the definition and calibration of the leverage ratio will be carried out in the first half of 2017, with a view to migrating to a Pillar 1 treatment in January 2018 based on appropriate review and calibration.

Two minimum standards for funding liquidity will be introduced. The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty day horizon and help ensure that global banks have sufficient unencumbered, high-quality assets to offset the net cash outflows it could encounter under an acute short-term stress scenario. The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. After an observation period beginning in 2011, minimum standards for LCR and NSFR will be introduced in January 2015 and January 2018, respectively. The Basel Committee will put in place rigorous reporting processes to monitor the ratios during the observation period.

The calculation method of risk-weighted assets will be revised, including modification to the treatment of counterparty credit risk, such as the capital charge for the credit valuation adjustment risk.

The discussions on the additional loss-absorbing capacity beyond Basel III for systemically important financial institutions (“SIFIs”) are on-going among national regulatory authorities. On July 19, 2011, a package of measures for global SIFIs (“G-SIFIs”) was issued for consultation, and the final recommendations are scheduled to be delivered to the G20 Leaders’ summit to be held in November 2011. If we are deemed a SIFI, we may be subject to additional capital requirements.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel II rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2010 and 2011 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are as set forth in the following table:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen, except percentages)
Tier 1 capital	¥5,173.4	¥6,170.2	¥996.7
Tier 2 capital included as qualifying capital	2,725.4	2,103.4	(622.0)
Deductions for total risk-based capital	(240.8)	(362.6)	(121.8)

Total risk-based capital	¥7,658.0	¥7,910.9	¥252.9

Risk-weighted assets	¥56,863.2	¥51,693.8	¥(5,169.4)
Tier 1 capital ratio	9.09%	11.93%	2.84%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	13.46	15.30	1.84
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of March 31, 2011 was 15.30%. Our Tier 1 capital ratio as of March 31, 2011 was 11.93%, which significantly improved from March 31, 2010 due to an increase in Tier 1 capital as well as a decrease in our risk-weighted assets. Tier 1 capital increased as a result of the issuance of common stock in July 2010 and an increase in retained earnings as a result of recording net income for the fiscal year ended March 31, 2011. Risk-weighted assets decreased by ¥5,169.4 billion to ¥51,693.8 billion as of the end of the fiscal year ended March 31, 2011 due mainly to a decrease in the balance of loans to large Japanese corporations. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2011.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2010 and 2011:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,805.5	¥2,181.3	¥375.8
Capital surplus	552.1	937.6	385.5
Retained earnings	854.6	1,132.3	277.6
Minority interest in consolidated subsidiaries	2,289.0	2,269.6	(19.4)
Treasury stock	(5.1)	(3.1)	1.9
Dividends, etc	(134.9)	(140.0)	(5.1)
Unrealized losses on other securities	—	(7.0)	(7.0)
Foreign currency translation adjustments	(92.6)	(103.9)	(11.2)
Other	(95.1)	(96.5)	(1.3)

Total Tier 1 capital	¥5,173.4	¥6,170.2	¥996.7

Tier 2 capital:
45% of unrealized gains on other securities	¥122.6	—	¥(122.6)
45% of revaluation reserve for land	106.7	106.2	(0.5)
General reserve for possible losses on loans, etc	5.4	4.9	(0.5)
Debt capital, etc	2,490.5	1,992.2	(498.3)

Total Tier 2 capital	2,725.4	2,103.4	(622.0)

Tier 2 capital included as qualifying capital	2,725.4	2,103.4	(622.0)
Deductions for total risk-based capital	(240.8)	(362.6)	(121.8)

Total risk-based capital	¥7,658.0	¥7,910.9	¥252.9

Our Tier 1 capital increased by ¥996.7 billion from ¥5,173.4 billion as of March 31, 2010 to ¥6,170.2 billion as of March 31, 2011. This increase was due mainly to the issuance of common stock of ¥751.6 billion in July 2010, and an increase in retained earnings as a result of recording net income of ¥413.2 billion for the fiscal year ended March 31, 2011.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of March 31, 2011, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,919.8 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of March 31, 2011 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital
	(in billions of yen)
June 2011	¥58.7	(1)
June 2012	171.0
June 2014	210.1	(2)
June 2015	452.5
June 2016	449.8	(3)
June 2018	274.5
June 2019	303.0

Notes:

(1)	In June 2011, we redeemed all ¥58.7 billion of such non-dilutive preferred securities, denominated in euros (€500.0 million).
(2)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(3)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,
	2007	2008	2009		2010		2011
	(in billions of yen, except percentages)
Preferred stock	¥980.4	¥980.4	¥948.6	(1)	¥535.9	(1)	¥453.5	(1)(2)
Non-dilutive preferred securities	1,504.9	1,539.7	1,886.8		1,937.8		1,919.8
Percentage within Tier 1 capital	50.3%	51.6%	75.3%		47.8%		38.4%

Notes:

(1)	Excludes treasury stock.
(2)	During the period from April 1, 2011 to June 30, 2011, holders of our eleventh series class XI preferred stock converted 1,650,200 shares (or ¥1.6 billion) by requesting us to acquire the preferred stock and issue common stock to them.

Our Tier 2 capital included as qualifying capital as of March 31, 2011 was ¥2,103.4 billion, a decrease of ¥622.0 billion compared to March 31, 2010. The decrease was due mainly to the decrease in debt capital and the absence of 45% of unrealized gains on other securities.

As a result of the above, together with deductions of ¥362.6 billion, total risk-based capital as of March 31, 2011 was ¥7,910.9 billion, an increase of ¥252.9 billion compared to March 31, 2010.

Prime Capital

Alongside the regulatory capital requirements supervised by the Financial Services Agency, we calculate and monitor “prime capital” as our important management indicator. Prime capital represents capital items within Tier 1 capital with a stronger capability to absorb losses. Prime capital is calculated as Tier 1 capital less the sum of the preferred securities and preferred stock (excluding mandatory convertible preferred stock), and prime capital ratio is the ratio of prime capital against risk-weighted assets.

Prime capital differs in certain respects from common equity Tier 1 as set forth in the Basel III rules text issued by the Basel Committee in December 2010. See “—Capital Adequacy—Regulatory Capital Requirements—Basel III.”

The following table shows a breakdown of our capital items as of March 31, 2010 and 2011:

	As of March 31,
	2010	2011
	(in billions of yen, except percentages)
Tier 1 capital (i)	¥5,173.4	¥6,170.2
Preferred stock (ii)	535.9	453.5
Mandatory convertible preferred stock (iii)	499.2	416.8
Preferred securities (iv)	1,937.8	1,919.8
Prime capital (i) - (ii) + (iii) - (iv)	3,198.9	4,213.6
Risk-weighted assets	56,863.2	51,693.8
Tier 1 capital ratio	9.09%	11.93%
Prime capital ratio	5.62%	8.15%

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2010 and 2011:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥42,796.2	¥38,958.0	¥(3,838.2)
Off-balance-sheet items	9,112.4	8,039.0	(1,073.3)

Credit risk assets	51,908.7	46,997.1	(4,911.6)
Market risk equivalent assets	1,297.9	1,389.2	91.2
Operational risk equivalent assets	3,656.5	3,307.4	(349.0)
Adjusted floor amount	—	—	—

Total	¥56,863.2	¥51,693.8	¥(5,169.4)

Risk-weighted assets as of March 31, 2011 were ¥51,693.8 billion, representing a decrease of ¥5,169.4 billion compared to March 31, 2010. Credit risk assets decreased by ¥4,911.6 billion to ¥46,997.1 billion due mainly to a decrease in balance of loans to large Japanese corporations. Market risk equivalent assets increased by ¥91.2 billion to ¥1,389.2 billion. Operational risk equivalent assets decreased by ¥349.0 billion to ¥3,307.4 billion due mainly to the sophistication of the measurement models used by some of our subsidiaries.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2010 and 2011, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase
	2010	2011
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	12.57%	16.10%	3.53%
Capital adequacy ratio	16.00	18.80	2.80
Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	7.74	10.38	2.64
Capital adequacy ratio	12.88	14.91	2.03
BIS standard:
Tier 1 capital ratio	7.69	10.10	2.41
Capital adequacy ratio	12.83	14.60	1.77
Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	10.07	12.11	2.04
Capital adequacy ratio	15.73	16.34	0.61

Note:

(1)	BIS standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the BIS standards is included for reference purpose only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2011.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer. On May 19, 2010, certain amendments to the Financial Instruments and Exchange Law were promulgated, including introduction of a minimum capital adequacy regulation on a consolidated basis applicable to securities firms whose total assets exceed certain threshold. The amendments relevant to such regulation became effective on April 1, 2011. We believe, as of March 31, 2011, that our securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2010 and 2011:

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen)
Guarantees:
Performance guarantees	¥1,579	¥1,580	¥1
Guarantees on loans	739	539	(200)
Guarantees on securities	16	10	(6)
Other guarantees	867	872	5
Guarantees for the repayment of trust principal	932	249	(683)
Liabilities of trust accounts	8,529	8,144	(385)
Derivative financial instruments	43,074	30,567	(12,507)

	As of March 31,		Increase (decrease)
	2010	2011
	(in billions of yen)
Commitments:
Commitments to extend credit	¥48,778	¥50,436	¥1,658
Commercial letters of credit	392	465	73

Total commitments	¥49,170	¥50,901	¥1,731

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

Asset-backed Commercial Paper/Loan Programs

We manage several asset-backed commercial paper/loan programs that provide our clients’ off-balance-sheet and cost-effective financing. The variable interest entities used in the programs purchase assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from us backed by the assets. While customers normally continue to service the transferred receivables, we underwrite, distribute and make a market in commercial paper issued by the variable interest entities. We typically provide program-wide liquidity and credit support facilities and, in some instances, financing to the variable interest entities. We have the power to determine which assets will be held in the variable interest entities and have an obligation to monitor these assets. We are also responsible for liability management. In addition, through the liquidity and credit support facilities with the variable interest entities, we have the obligation to absorb losses that could potentially be significant to the variable interest entities. Therefore, we consolidated this type of variable interest entities.

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

In certain variable interest entities, where we provide liquidity and credit support facilities, write credit protection or invest in debt or equity instruments in our role as an arranger, servicer, administrator or asset manager, etc., we have the power to determine which assets will be held in the variable interest entities or to manage and monitor these assets. In addition, through the variable interests above, we have the obligation to absorb losses and the right to receive benefits that could potentially be significant to the variable interest entities. Therefore, we consolidated such variable interest entities.

In a certain securitization transaction where we had transferred mortgage loans to a former qualifying special-purpose entity, we, as continuing involvement, provide servicing for, hold retained subordinated beneficial interests in, and retain credit exposure in the form of a guarantee in the mortgage loans. Prior to April 1, 2010, this entity had been exempt from consolidation in accordance with the former accounting guidance. With elimination of the concept of qualifying special-purpose entities, we consolidated the entity as of April 1, 2010. In our role as a servicer, we have the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through the retained interest and the involvement as a guarantor above, we have the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity.

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

By design, such investments were investment grade at issuance and held by a diverse group of investors. The loss amount of securities and loans is generally limited to the amount invested because we have no contractual involvement in such variable interest entities beyond our investments. Since we are involved in those variable interest entities only as an investor, we do not ordinarily have the power to direct the variable interest entities’ activities that most significantly impact the variable interest entities’ economic performance. However, we consolidated some variable interest entities, mostly where the transactions were tailored by the third party arrangers to meet our needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the variable interest entities.

Investment Funds

We invest in various investment funds, including securities investment trusts that invest in equity and debt securities such as listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including our subsidiaries and affiliates, administer and make the investment decisions with respect to such investment funds. We consolidate certain investment funds where we are deemed to be the primary beneficiary. We have determined that certain investment vehicles managed by us are provided a deferral from the requirements of SFAS No.167, because they meet the criteria in ASU No.2010-10. Therefore, these vehicles continue to be evaluated under the requirements of ASC 810 before implementing SFAS No.167.

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements, including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. We receive trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, we assume certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. We manage entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in high-grade marketable securities such as Japanese government bonds and placing cash with our subsidiary trust banks to maintain liquidity and for cash management purposes. We have the power to determine which assets will be held in the variable interest entities or to manage these assets. In addition, through the principal guarantee agreement, we have the obligation to absorb losses that could potentially be significant to the variable interest entities. Therefore, we consolidated this type of variable interest entities. However, we do not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds to ourselves, as we have determined that we have no variable interests.

Significant Unconsolidated Variable interest entities

The tables below summarize our involvement in significant unconsolidated variable interest entities as of March 31, 2010 and 2011:

	Significant unconsolidated variable interest entities
As of March 31, 2010	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	1,253	40
Investments in securitization products	—	—
Investment funds	2,778	401
Trust arrangements and other	932	381

Total	¥4,963	¥822

	Significant unconsolidated variable interest entities
As of March 31, 2011	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	680	44
Investments in securitization products	—	—
Investment funds	1,841	266
Trust arrangements and other	—	—

Total	¥2,521	¥310

Asset-backed commercial paper/loan programs include multi-seller programs managed by us, under which the related conduits purchase various types of assets from our clients, consisting mainly of account and note receivables as well as credit card receivables, auto loans, leases and other receivables. Our involvement with conduits for multi-seller programs is generally more significant than other types of conduits in terms of liquidity support and credit enhancement obligations. All of the conduits for our asset-backed commercial paper/loan programs to which we provided liquidity support or credit enhancements were consolidated variable interest entities as of March 31, 2011.

Other Types of Off-balance-sheet Arrangements

See note 27 to our consolidated financial statements included elsewhere in this annual report for further descriptions of variable interest entities and securitizations.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2011:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥29,733	¥1,895	¥1,332	¥247	¥270	¥128	¥33,605
Certificates of deposit	9,650	0	—	—	—	—	9,650
Debentures	150	120	138	157	176	—	741
Long-term debt	962	872	749	1,091	1,092	4,187	8,953
Operating leases	35	30	27	10	6	17	125

Total	¥40,530	¥2,917	¥2,246	¥1,505	¥1,544	¥4,332	¥53,074

Recent Accounting Pronouncements

Accounting pronouncements issued but not yet effective

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No.07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies,” which is now included in ASC 946, “Financial Services—Investment Companies” (“ASC 946”), and provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (“the Guide”). The statement was expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. However, in February 2008, the FASB issued FSP No.SOP07-1-1, “Effective Date of AICPA Statement of Position 07-1,” which is now included in ASC 946 as well, to delay the effective date of SOP No.07-1 indefinitely in order to address implementation issues. We do not expect that the current form of the statement will have a material impact on our consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-28, “Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU No.2010-28”). The ASU requires Step 2 of the impairment test should be performed in circumstances where the carrying amount of a reporting unit is zero or negative and there are qualitative factors that indicate it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect that the adoption of ASU No.2010-28 will have a material impact on our consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-29, “Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU No.2010-29”). The ASU clarifies that, if a reporting entity presents comparative financial statements, the pro forma revenue and earnings of the combined entity should be reported as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. ASU No.2010-29 is an accounting principle which clarifies disclosure requirements, and has no impact on our consolidated results of operations or financial condition.

In April 2011, the FASB issued ASU No.2011-02, “Receivables (Topic 310)—A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No.2011-02”), which sets the effective date of certain disclosure requirements which was deferred by ASU No.2011-01. ASU No.2011-02 also clarifies the guidance on a creditor’s evaluation for troubled debt restructurings of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The ASU is effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. We do not expect that the adoption of ASU No.2011-02 will have a material impact on our consolidated results of operations or financial condition.

In April 2011, the FASB issued ASU No.2011-03, “Transfers and Servicing (Topic 860)—Reconsideration of Effective Control for Repurchase Agreements” (“ASU No.2011-03”). The ASU amends the conditions to determine whether a transferor in repurchase agreements (repos) and other similar agreements maintains effective control over the financial assets transferred by removing from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. We do not expect that the adoption of ASU No.2011-03 will have a material impact on our consolidated results of operations or financial condition.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No.2011-04”) in order to improve comparability of fair value measurements presented and disclosed in financial statements prepared with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in ASU No. 2011-04 change the wording to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to align with IFRS. The amendments also clarify the existing fair value measurement and disclosure requirements, which include (1) application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used for Level 3 items. The amendments also change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which include (1) measuring the fair value of financial instruments that are managed within a portfolio, (2) application of premiums and discounts in a fair value measurement and (3) additional disclosures about fair value measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the potential impact that the adoption of ASU No.2011-04 will have on our consolidated results of operations and financial condition.

In June 2011, the FASB issued ASU No.2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income” (“ASU No.2011-05”). The ASU eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU also requires reclassification adjustments from other comprehensive income to net income be presented on the face of financial statements. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. Early adoption is permitted. ASU No.2011-05 is an accounting principle which alters disclosure requirements, and had no impact on our consolidated results of operations or financial condition.

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

	As of and for the fiscal year ended March 31, 2011
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥3,673.5	¥412.7
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	(1.1)	28.9
2. Investments	71.0	19.4
3. Loans	128.0	2.7
4. Allowances for loan losses and off-balance-sheet instruments	95.5	(2.3)
5. Premises and equipment	(34.6)	0.0
6. Real estate sales and leasebacks	30.9	(13.2)
7. Land revaluation	177.0	(0.7)
8. Business combinations	(43.9)	9.4
9. Noninterest-earning deposits made under government-led restructuring program	27.7	(11.6)
10. Pension liabilities	502.0	(62.8)
11. Consolidation of variable interest entities	30.4	(10.8)
12. Deferred taxes	(352.5)	49.7
13. Other	28.0	(8.2)

Japanese GAAP	¥4,331.9	¥413.2

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

3.    Loans

Under U.S. GAAP, loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the contractual life of the relevant loan using the interest method, while certain fees and costs are recognized in earnings at the time the loan is originated under Japanese GAAP.

In addition, certain loan participations and sales of loans to special purpose vehicles in connection with asset securitization transactions under Japanese GAAP do not meet sales criteria under U.S. GAAP due to different applicable criteria, and therefore the relevant loans are recognized on the balance sheet under U.S. GAAP.

4.    Allowances for loan losses and off-balance-sheet instruments

Under both Japanese GAAP and U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate or as a practical expedient, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. For certain impaired loans which are aggregated for the purpose of measuring impairment, pools of smaller balance homogeneous loans and other non-homogeneous loans that have not been identified as impaired, the allowance for loan losses is determined based on a formula allowance utilizing historical loss factors, as adjusted, considering recent trends.

The differences between Japanese GAAP and U.S. GAAP arise from the difference in the scope of the loans that are subject to the individual and portfolio impairment analysis. In addition to these effects based on differences between Japanese GAAP and U.S. GAAP, provision (credit) for loan losses may differ between Japanese GAAP and U.S. GAAP due to the difference in the timing of accounting closings between our consolidated financial statements under U.S. GAAP and those under Japanese GAAP.

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

9.    Noninterest-earning deposits made under government-led restructuring program

In connection with the government-led restructuring program for seven failed housing loan companies, we made noninterest-earning deposits of ¥359,017 million in the fiscal year ended March 31, 1997. Under Japanese GAAP, these deposits are recorded at cost. Under U.S. GAAP, these deposits are discounted to their present value at the time of deposit, and the discount is subsequently accreted to income over the expected period to maturity.

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

Under U.S. GAAP, an employer is required to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets, according to ASC 715. Under ASC 715, actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost based on corridor approach. Under Japanese GAAP, they are not immediately recognized in the consolidated balance sheets and are instead amortized over a specified number of years. This results in differences in the amounts of shareholders’ equity and net income between U.S. GAAP and Japanese GAAP. See note 22 to our consolidated financial statements included elsewhere in this annual report for further discussion.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

The following table provides information regarding our directors and corporate auditors as of June 30, 2011:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Takashi Tsukamoto (Aug. 2, 1950)	Chairman (since June 2011) President & CEO of Mizuho Bank, Ltd.	Apr. 2002	Executive Officer/General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.	June 2012
		Mar. 2003	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of Mizuho Financial Group, Inc.
		Feb. 2004	Managing Executive Officer/Head of Risk Management Group and Head of Human Resources Group
		Apr. 2004	Managing Executive Officer/Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
		Mar. 2006	Managing Director/Chief Strategy Officer and Chief Financial Officer
		Apr. 2007	Deputy President
		Apr. 2008	Deputy President-Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2008	President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2009)
		June 2008	Deputy President/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2009	President & CEO/Head of Human Resources Group
		Apr. 2010	President & CEO

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2011	President & CEO of Mizuho Bank, Ltd. (current)
		June 2011	Chairman of Mizuho Financial Group, Inc. (current)
Yasuhiro Sato (Apr. 15, 1952)	President & CEO (Group CEO) (since June 2011) (Representative Director) President & CEO of Mizuho Corporate Bank, Ltd. Director of Mizuho Bank, Ltd.	Mar. 2003	Executive Officer/Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.	June 2013
		Apr. 2004	Managing Executive Officer
		Mar. 2006	Managing Director/Head of Corporate Banking Unit
		Apr. 2007	Deputy President/Chief Auditor
		Apr. 2009	President & CEO (current)
		June 2009	Director of Mizuho Financial Group, Inc.
		June 2011	Director of Mizuho Bank, Ltd. (current)
		June 2011	President & CEO of Mizuho Financial Group, Inc. (Group CEO) (current)
Junichi Nishizawa (June 12, 1956)

Deputy President
(since June 2011)
(Representative Director)

Head of Human Resources Group

Chief Human Resources Officer

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Corporate Bank, Ltd.

		Mar. 2006	General Manager of Human Resources Division of Mizuho Bank, Ltd.	June 2013
		Apr. 2008	Executive Officer/General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch
		Apr. 2010	Managing Executive Officer/Chief Risk Officer and Chief Human Resources Officer of Mizuho Corporate Bank, Ltd.
		Apr. 2011	Managing Director/Chief Risk Officer and Chief Human Resources Officer
		June 2011	Managing Executive Officer/Chief Human Resources Officer (current)
		June 2011	Managing Executive Officer/In charge of Human Resources Group of Mizuho Bank, Ltd. (current)
		June 2011	Deputy President/Head of Human Resources Group of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Mitsuaki Tsuchiya (May 1, 1954)	Deputy President (since June 2011) Head of Internal Audit Group Chief Auditor	Apr. 2004	Executive Officer/General Manager of Executive Secretariat of Mizuho Corporate Bank, Ltd.	June 2013
		Mar. 2006	Managing Executive Officer
		Apr. 2008	Deputy President-Executive Officer of Mizuho Trust & Banking Co., Ltd.
		June 2008	Deputy President
		Apr. 2011	Director (until June 2011)
		Apr. 2011	Deputy President-Executive Officer/Head of Internal Audit Group of Mizuho Financial Group, Inc.
		June 2011	Deputy President /Head of Internal Audit Group (current)

Masaaki Kono (Feb. 24, 1957)	Managing Director (since June 2011) Head of Risk Management Group Head of Compliance Group Chief Risk Officer Chief Compliance Officer	Mar. 2006	Executive Officer/General Manager of Corporate Banking Division No.8 of Mizuho Corporate Bank, Ltd.	June 2013
		Apr. 2008	Managing Executive Officer
		Apr. 2011	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of Mizuho Financial Group, Inc.
		June 2011	Managing Director/Head of Risk Management Group and Head of Compliance Group (current)

Takeo Nakano (June 28, 1956)	Managing Director (since June 2010) Head of Financial Control and Accounting Group In charge of IT, Systems & Operations Group	Apr. 2004	Senior Corporate Officer of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd.	June 2012
		Apr. 2007	Executive Officer/General Manager of Kobunacho Branch of Mizuho Bank, Ltd.

	Chief Financial Officer	Apr. 2009	Managing Executive Officer/Head of Risk Management Group, Head of Compliance Group and In charge of Financial Control and Accounting Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2010	Managing Executive Officer/Head of Financial Control and Accounting Group
		Apr. 2010	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)
		June 2010	Managing Director/Head of Financial Control and Accounting Group
		Apr. 2011	Managing Director/Head of Financial Control and Accounting Group and In charge of IT, Systems & Operations Group (current)
Akihiko Nomiyama(1)(3) (June 15, 1934)	Director (since June 2007) Honorary Executive Consultant of JX Holdings, Inc.	Apr. 1957	Joined Nippon Mining Co., Ltd.	June 2013
		June 1984	Director
		June 1989	Managing Director
		Dec. 1992	Managing Director of Nikko Kyodo Co., Ltd.
		Dec. 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)
		Apr. 2002	Chairman and CEO (Representative Director)
		Sep. 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor (until June 2010)
		June 2007	Director of Mizuho Financial Group, Inc. (current)
		July 2010	Honorary Executive Consultant of JX Holdings, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Mitsuo Ohashi(1)(3) (Jan. 18, 1936)	Director (since June 2005) Senior Advisor of Showa Denko K.K.	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2013
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director/General Manager of Corporate Planning Division
		Mar. 1993	Managing Director
		Mar. 1995	Senior Managing Director
		Mar. 1997	President and Chief Executive Officer
		Jan. 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Director of Mizuho Financial Group, Inc. (current)
		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
		Mar. 2010	Senior Advisor (current)
Kanemitsu Anraku(1)(3) (Apr. 21, 1941)	Director (since June 2007)	Apr. 1964	Joined Nissan Motor Co., Ltd.	June 2013
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		Apr. 2000	Vice Chairman (member of the board of directors)
		June 2000	Vice Chairman
		Apr. 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd. (until June 2007)
		June 2007	Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Yoshinobu Shigeji (Apr. 30, 1956)	Corporate Auditor (since June 2011) Corporate Auditor of Mizuho Securities Co., Ltd.	Mar. 2006	Executive Officer/General Manager of Nagoya-chuo Branch of Mizuho Bank, Ltd.	June 2015
		July 2007	Executive Officer/General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch
		Apr. 2008	Executive Officer/General Manager of Corporate Banking Planning Division
		Jan. 2010	Executive Officer/General Manager of Corporate Banking Planning Division and Head of Corporate Finance Support Office
		Apr. 2010	Managing Executive Officer
		Apr. 2011	Advisor
		June 2011	Corporate Auditor of Mizuho Financial Group, Inc. (current)
		June 2011	Corporate Auditor of Mizuho Securities Co., Ltd. (current)

Toshinari Iyoda (Mar. 31, 1954)	Corporate Auditor (since June 2011)	Apr. 2005	Managing Director/Head of Advisory Group No.1 of Mizuho Securities Co., Ltd.	June 2015
		June 2005	Managing Director/Head of Advisory Group No. 1, Head of Advisory Group No. 2
		July 2005	Managing Director/Head of Advisory Group
		Apr. 2008	Managing Director/Head of Investment Banking Group I
		June 2008	Managing Director/Head of Global Investment Banking, Head of Investment Banking Group
		May 2009	Managing Executive Officer/ Joint Head of Global Investment Banking, Co-Head of Investment Banking Group and In charge of Investment Banking Business Administration Dept.
		Apr. 2010	Managing Executive Officer/Head of Investment Banking Group

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2011	Advisor
		June 2011	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Masahiro Seki(2)(3) (Sep. 11, 1934)	Corporate Auditor (since June 2006)	Apr. 1959	Joined Deloitte Haskins & Sells, Tokyo Office	June 2014
		June 1987	General Representative
		Feb. 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu
		June 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants
		Oct. 2000	Visiting Professor of Graduate School of International University of Japan
		Apr. 2001	Professor of Graduate School (until Mar. 2004)
		June 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (until June 2006)
		Apr. 2004	Established Seki Certified Public Accountants

		June 2006	Senior Advisor of the non-profit organization, Japanese Institute of International Accounting Education (current)

		June 2006	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Masami Ishizaka(2)(3) (Dec. 5, 1939)	Corporate Auditor (since June 2008)	Apr. 1963	Joined Ministry of Finance	June 2012
		June 1993	Director-General of the Financial Bureau
		July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency
		July 1995	Administrative Vice Minister
		July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan
		July 1998	Executive Vice President of Japan National Oil Corporation

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Mar. 2004	Advisor
		July 2004	Vice Chairman of The General Insurance Association of Japan
		Sep. 2007	Chairman of Okura Zaimu Kyokai (current)
		June 2008	Corporate Auditor of Mizuho Financial Group, Inc. (current)
Isao Imai(2)(3) (Dec. 26, 1939)	Corporate Auditor (since June 2011) Corporate Auditor of Mizuho Corporate Bank, Ltd.	Apr. 1964	Assistant Judge of the Tokyo District Court	June 2015
		Feb. 2002	President of the Sendai High Court
		Nov. 2002	President of the Tokyo High Court
		Dec. 2004	Justice of the Supreme Court
		Dec. 2009	Resigned from judge
		Apr. 2010	Registered as attorney at law (Daiichi Tokyo Bar Association)
		Apr. 2010	Counsel of TMI Associates (current)
		June 2011	Corporate Auditor of Mizuho Corporate Bank, Ltd. (current)
		June 2011	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Messrs. Nomiyama, Ohashi and Anraku satisfy the requirements for an “outside director” under the Company Law of Japan.
(2)	Messrs. Seki, Ishizaka and Imai satisfy the requirements for an “outside corporate auditor” under the Company Law of Japan.
(3)	Messrs. Nomiyama, Ohashi, Anraku, Seki, Ishizaka and Imai were notified to stock exchanges in Japan as “independent director/auditor,” as the case may be, pursuant to the regulations of stock exchanges in Japan.

Executive Officers

The following table provides information about our executive officers as of June 30, 2011, other than information regarding those that are also directors and listed above:

Name (date of birth)	Current positions and principal outside positions	Business experience
Daisaku Abe (June 20, 1957)	Managing Executive Officer (since Apr. 2009) Head of Strategic Planning Group Head of IT, Systems & Operations Group Chief Strategy Officer Chief Information Officer	Mar. 2006	General Manager of Executive Secretariat of Mizuho Corporate Bank, Ltd.
		Apr. 2007	Executive Officer/General Manager of Executive Secretariat
		Apr. 2009	Managing Executive Officer/Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.
		Apr. 2011	Managing Executive Officer/Head of Strategic Planning Group and Head of IT, Systems & Operations Group (current)
Akira Moriwaki (Apr. 16, 1956)	Managing Executive Officer (since Apr. 2011) In charge of Asset Management Planning Office Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.	Mar. 2006	General Manager for Corporate Planning Department of Mizuho Trust & Banking Co., Ltd. (Trust & Custody Services Bank, Ltd.)
		Oct. 2006	General Manager for Corporate Planning Department
		Apr. 2007	General Manager of Corporate Planning Department
		Apr. 2008	Executive Officer/General Manager of Corporate Planning Department
		Apr. 2009	Managing Executive Officer (current)
		Apr. 2011	Managing Executive Officer/ In charge of Asset Management Planning Office of Mizuho Financial Group, Inc. (current)

Masakane Koike (July 9, 1959)	Executive Officer (since Apr. 2009) General Manager of Financial Planning	July 2003	Corporate Officer of Financial Control & Accounting Group and Deputy General Manager of Accounting Division of Mizuho Corporate Bank, Ltd.

		Apr. 2007	General Manager of Credit Coordination Division
		Apr. 2008	General Manager of Financial Planning of Mizuho Financial Group, Inc.
		Apr. 2009	Executive Officer/General Manager of Financial Planning (current)

Name (date of birth)	Current positions and principal outside positions	Business experience
Shusaku Tsuhara (Jan. 6, 1960)	Executive Officer (since Apr. 2010) General Manager of Executive Secretariat	Apr. 2005	General Manager of Branch Banking Unit VI of Branch Banking Division of Mizuho Bank, Ltd.
		Apr. 2007	General Manager of Kudan Branch
		Feb. 2009	General Manager for Executive Secretariat of Mizuho Financial Group, Inc.
		Apr. 2009	General Manager of Executive Secretariat
		Apr. 2010	Executive Officer/General Manager of Executive Secretariat (current)
Tetsuo Iimori (Sep. 12, 1960)	Executive Officer (since Apr. 2011) General Manager of Corporate Planning Executive Officer of Mizuho Bank, Ltd.	Oct. 2005	General Manager of Fukushima Branch of Mizuho Bank, Ltd.
		Apr. 2008	General Manager of Business Promotion Division for Employees of Corporate Customers
		Apr. 2009	General Manager of Corporate Planning of Mizuho Financial Group, Inc.
		Apr. 2011	Executive Officer/General Manager of Corporate Planning (current)
		June 2011	Executive Officer/General Manager of Corporate Planning Division and Head of Business Process Re-engineering Office of Mizuho Bank, Ltd. (current)

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

The aggregate compensation, including bonuses and stock compensation-type stock options (stock acquisition rights) but excluding retirement allowances, paid by Mizuho Financial Group and its subsidiaries to the directors and corporate auditors of Mizuho Financial Group during the fiscal year ended March 31, 2011 was ¥473 million and ¥79 million, respectively.

Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors and corporate auditors for the relevant fiscal year if the aggregate annual compensation per the director/corporate auditor equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and corporate auditors of such subsidiaries). None of our directors and corporate auditors received compensation that equaled or exceeded the foregoing amount in the fiscal year ended March 31, 2011.

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

In conjunction with the abolishment of the retirement allowance program, we obtained shareholder’s approval for the introduction of stock acquisition rights for the directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, our directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2011.

On September 3, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2011.

On July 30, 2010, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2011.

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

Based on the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, companies listed on those stock exchanges are required to have at least one member of the board of directors or the board of corporate auditors to be “independent.” Currently, three of our directors and three of our corporate auditors meet such independence requirements.

To ensure transparency and objectivity in personnel matters relating to directors, we have established a nominating committee and a compensation committee. Each committee consists of three outside directors and the president.

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

6.D. Employees

As of March 31, 2009, 2010 and 2011, we had 50,191, 57,014 and 56,770 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 19,004 temporary employees during the fiscal year ended March 31, 2011.

The following tables show our full-time employees as of March 31, 2011 and the average number of temporary employees for the fiscal year ended March 31, 2011, each broken down based on business segment and geographical location:

Business Segment	Number of full-time employees	Average number of temporary employees
Global Corporate Group	18,574	2,413
Global Retail Group	27,595	15,674
Global Asset & Wealth Management Group	5,565	536
Others	5,036	381

Total	56,770	19,004

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	94.2%	99.9%
Americas	1.4	0.0
Europe	1.2	0.0
Asia/Oceania (excluding Japan) and others	3.2	0.1

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2011:

Directors	Number of shares owned
Takashi Tsukamoto	113,940
Yasuhiro Sato	23,280
Junichi Nishizawa	176,900
Mitsuaki Tsuchiya	11,850
Masaaki Kono	233,100
Takeo Nakano	130,200
Akihiko Nomiyama	15,100
Mitsuo Ohashi	—
Kanemitsu Anraku	7,000
Corporate Auditors	Number of shares owned
Yoshinobu Shigeji	183,600
Toshinari Iyoda	10,310
Masahiro Seki	1,000
Masami Ishizaka	41,900
Isao Imai	—

None of our directors or corporate auditors is the owner of more than one percent of our common stock, and no director or corporate auditor has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B Compensation”.

We have employee stock ownership plan under which participating employees of the companies listed below is able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2011:

	As of March 31, 2011
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Corporate Bank Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute	68,517,570

Total		68,517,570

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2011:

	As of March 31, 2011
Name	Number of shares owned	Percentage of outstanding shares
Japan Trustee Services Bank, Ltd. (trustee account)	1,236,571,300	5.68%
The Master Trust Bank of Japan, Ltd. (trustee account)	910,246,900	4.18
SSBT OD05 Omnibus Account - Treaty Clients	459,269,367	2.11
Barclays Capital Japan Limited	329,168,100	1.51
Japan Trustee Services Bank, Ltd. (trustee account 9)	324,607,200	1.49
Japan Trustee Services Bank, Ltd. (trustee account 4)	272,717,000	1.25
State Street Bank And Trust Company	231,594,971	1.06
The Dai-ichi Life Insurance Company, Limited	209,950,000	0.96
State Street Bank - West Pension Fund Clients - Exempt	185,953,565	0.85
Japan Trustee Services Bank, Ltd. (trustee account 1)	175,818,100	0.81

Total	4,335,896,503	19.91%

As of March 31, 2011, there were 178 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 9% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2011 consisted of eleventh series class XI and thirteenth series class XIII preferred stock, all of which are non-voting. The following tables set forth information about the ownership of shares of eleventh series class XI preferred stock and thirteenth series class XIII preferred stock by our major shareholders of the respective preferred stock as of March 31, 2011, as appearing on the register of preferred shareholders:

Eleventh Series Class XI Preferred Stock

	As of March 31, 2011
Name	Number of shares owned	Percentage of outstanding shares
UBS AG London A/C Ipb Segregated Client Account	20,625,000	4.95%
Marubeni Corporation	14,500,000	3.48
Shimizu Corporation	10,000,000	2.40
Electric Power Development Co., Ltd.	10,000,000	2.40
The Tokyo Electric Power Company, Incorporated	10,000,000	2.40
Nippon Express Co., Ltd.	10,000,000	2.40
JFE Steel Corporation	6,000,000	1.44
Nippon Steel Corporation	6,000,000	1.44
All Nippon Airways Co., Ltd.	6,000,000	1.44
Daiichi Sankyo Company, Limited	6,000,000	1.44

Total	99,125,000	23.78%

Thirteenth Series Class XIII Preferred Stock

	As of March 31, 2011
Name	Number of shares owned	Percentage of outstanding shares
Nippon Oil Finance (Netherlands) B.V.	6,000,000	16.35%
Shiseido Company, Limited	5,000,000	13.63
Sharp Finance Corporation	5,000,000	13.63
Sharp International Finance (U.K.) Plc	5,000,000	13.63
Nissin Foods Holdings Co., Ltd.	3,000,000	8.18
Obayashi Corporation	2,000,000	5.45
Yanmar Co., Ltd.	2,000,000	5.45
KOSE Corporation	1,000,000	2.73
Fuji Media Holdings, Inc.	1,000,000	2.73
Kurabo Industries Ltd.	500,000	1.36

Total	30,500,000	83.13%

As of March 31, 2011, there were no holders of our preferred stock with addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2011, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal year ended March 31, 2011, none of our directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2011.

During the fiscal year ended March 31, 2011, no loans were made to our directors or executive officers or corporate auditors other than in the normal course of business, on normal commercial terms and conditions.

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

Based on the above policy, we paid cash dividends for the fiscal year ended March 31, 2011 of ¥6 per share of common stock. With respect to each class of preferred stock, we made dividend payments for the fiscal year ended March 31, 2011 as prescribed.

Our articles of incorporation provide for our ability to distribute an interim dividend to shareholders of record as of September 30 in each year pursuant to Article 454 Paragraph 5 of the Company Law, and we intend to distribute dividends twice per year, at the interim period and the end of the period, commencing from the fiscal year ending March 31, 2012 to return profits to shareholders in a more timely way.

The distribution of surplus for the fiscal year end is subject to the authorization by a general meeting of shareholders, while the distribution of surplus for the interim period is made by resolution of our board of directors.

We will apply retained earnings to funds for strengthening our financial condition and to the development of our business going forward.

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

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs since their listing on November 8, 2006:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2007 (from November 8, 2006)	$15.35	$12.74	46,049
2008	14.95	7.01	164,439
2009	12.00	3.26	420,986
2010	5.70	3.33	520,497
2011	4.27	2.67	720,409
2010:
First quarter	5.70	3.72	400,287
Second quarter	5.02	3.76	585,357
Third quarter	4.26	3.33	557,715
Fourth quarter	4.32	3.56	537,550
2011:
First quarter	4.12	3.23	347,132
Second quarter	3.46	2.87	758,201
Third quarter	3.87	2.67	791,666
Fourth quarter	4.27	3.20	987,141
2012:
First quarter	3.41	2.98	1,051,168
Most recent six months:
January	4.21	3.76	887,050
February	4.27	3.85	712,919
March	4.23	3.20	1,300,709
April	3.36	3.05	1,128,475
May	3.41	3.02	1,528,736
June	3.32	2.98	525,028
July (through July 19)	3.42	3.20	489,625

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

	Price per share		Average daily trading volume
Fiscal years ended/ending March 31,	High	Low
			(shares)
2007(1)	1,030,000	733,000	78,245
2008(1)	911,000	360,000	120,603
2009(2)	606	166	184,530,927
2010	274	146	170,679,648
2011	192	110	173,457,514
2010:
First quarter	274	188	203,334,564
Second quarter	240	170	198,726,140
Third quarter	192	146	148,868,898
Fourth quarter	196	161	130,673,372
2011:
First quarter	192	145	123,783,646
Second quarter	147	121	200,247,386
Third quarter	158	110	168,715,215
Fourth quarter	177	117	200,651,253
2012:
First quarter	141	119	107,583,580
Most recent six months:
January	175	153	187,647,447
February	177	155	178,200,542
March	173	117	231,271,064
April	141	123	132,367,435
May	137	125	100,389,300
June	133	119	91,266,045
July (through July 20)	139	126	103,249,192

Notes:

(1)	Under the new central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The price and volume figures in the above table prior to December 31, 2008 are figures before such allotment was made.
(2)	The price and volume figures prior to December 31, 2008 are adjusted to reflect the allotment of shares or fractions of a share without consideration at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share.

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

Under our articles of incorporation, we are authorized to issue 48,000,000,000 shares of common stock.

As of March 31, 2011, 21,782,185,320 shares of common stock were issued.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2011.

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

Unit Share System

We have adopted the unit share system under which shareholders will have one voting right for each unit of shares consisting of 100 shares held by them at general meetings of shareholders or at meetings of holders of a particular class of shares, and shares constituting less than a full unit will carry no voting rights. See “—Preferred Stock—Voting Rights” for information on the voting rights that holders of preferred stock may have at general meetings of shareholders. Our articles of incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights, except for those specified in an ordinance of the Ministry of Justice which include rights (i) to receive dividends, (ii) to receive cash or other assets in case of a consolidation or split of shares, share exchange or share transfer, or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Holders of shares constituting less than a full unit may at any time request us to purchase such shares constituting less than a full unit (a) at the current market price as determined pursuant to the Company Law in cases of such shares having a market price (such as our common stock) or (b) at the price as determined through negotiations between the holders of shares constituting less than a full unit and us in cases where such shares have no market price (such as our preferred stock), which request may not be withdrawn without our consent. In addition, holders of shares constituting less than a full unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of shares; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate such request. As prescribed in our share handling regulations, such requests shall be made through an account managing institution at which such shareholder has its account and Japan Securities Depository Center, Inc. (“JASDEC”)

pursuant to the rules of JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “—Transfer of Shares.” The board of directors may reduce the number of shares constituting one unit of shares or cease to use the unit share system by amendments to the articles of incorporation without a special resolution of the general meeting of shareholders which would otherwise be required.

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

As of March 31, 2011, 914,752,000 shares of eleventh series class XI preferred stock and 36,690,000 shares of thirteenth series class XIII preferred stock were issued and there were no fractional shares of each series of preferred stock.

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

A separate resolution of a meeting of the holders of the common stock is also required in cases where the above matters would prejudice the interests of the holders of the common stock.

Under our articles of incorporation, in cases where a matter to be resolved at an ordinary general meeting of shareholders is required to be approved by such separate resolution, the record date for the relevant meeting of the holders of the common stock or the preferred stock, as the case may be, is the same date as the record date for the ordinary general meeting of shareholders, when is March 31 of each year.

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

Eleventh series class XI preferred stock may, at the option of the holder thereof, be acquired at any time from July 1, 2008 to June 30, 2016 in consideration of shares of common stock of which number shall be calculated at ¥284.90 per share, subject to anti-dilution adjustments due to, among other things, issuance of new shares of our common stock at issue price below the market price. For the purpose of determining the mandatory conversion price and the conversion price adjusted pursuant to the anti-dilution clause, the market price shall mean the average price of daily closing prices of our common stock on the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the mandatory conversion date or the date on which the conversion price after the adjustment becomes effective, respectively. Anti-dilution adjustments are triggered upon an issuance of common stock at prices that are lower than the then current market price, stock splits and free allotments of common stock, and other similar events, so that the impact of these events are properly reflected in the conversion price.

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

10.E. Taxation

Japanese Taxation

The following is a general summary of major Japanese tax consequences (limited to national tax) to holders of shares of our common stock or ADSs representing shares of our common stock who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan, which we refer to as “non-resident holders” in this section. The statements regarding Japanese tax laws set forth below are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or interpretations thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20% under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any individual shareholder who holds 5% or more (or, 3% or more with respect to dividends due and payable on or after October 1, 2011) of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014.

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

With respect to non-corporate U.S. investors, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to individuals paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not the shares, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. holder holds shares or ADSs, the U.S. holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. holder receives and any gain the U.S. holder realizes from the sale or other disposition (including a pledge) of shares or ADSs. Additionally, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or ADSs or the proceeds from the sale, exchange or redemption of the shares or ADSs paid within the United States, and, in some cases, outside of the United States, to you, unless you are an exempt recipient. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or fail either to report interest and dividends required to be shown on your U.S. federal income tax returns or make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

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

Approach to the BIS Regulations

The BIS Regulations, the regulations for international standards of the health of banks first implemented in 1992, have been revised in light of developments in risk management methods in order to better reflect the actual substance of the risks. These amended regulations, known as “Basel II,” focus on three main points. The first is minimum capital requirements relating to risk which should be maintained by banks, with respect to which the calculation method for credit risk was changed and operational risk was added. The second includes a supervisory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure. We have obtained the necessary approvals from government authorities on calculation methods for each type of risk and have been calculating capital adequacy ratios based on Basel II from March 31, 2007, when the Basel II was implemented in Japan. With regard to credit risk, we have been applying the AIRB approach, the most sophisticated of the three methods provided for by Basel II, from March 31, 2009. In addition, we have been applying the AMA for the calculation of operational risk from September 30, 2009. Since the rules text of “Basel III” was published in December, 2010, we have been preparing for its phased-in implementation.

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

Portfolio Management

Risk Measurement

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“Expected Loss”) and the maximum loss within a certain confidence interval (“credit VaR”). The difference between expected loss and credit VaR is measured as the credit risk amount (“Unexpected Loss”).

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

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries, which account for most of the Mizuho group’s exposure to market risk, have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their boards of directors determine important matters relating to market risk management while their chief executive officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & market risk management committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management and propose responses to emergencies such as sudden market changes. The Chief Risk Officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common Mizuho group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

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

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

The liquidity risk management structures of Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking are generally the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and conducting liquidity risk management, while the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

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

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2011, and the corresponding paired distribution of profits and losses. We had one case where profits or losses exceeded value-at-risk during the period:

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

Assumed maximum loss results	As of March 31, 2011
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥61.0
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	¥22.8

Outlier Criteria

As part of the capital adequacy requirements under Basel II, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. We measure losses arising from our banking book each month as a part of our stress tests.

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 9.9% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital increased from the previous fiscal year due mainly to the expansion of interest rate risk related to the yen for the fiscal year ended March 31, 2011.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2009	¥532.4	¥6,223.6	8.5%
As of March 31, 2010	681.4	7,658.0	8.8
As of March 31, 2011	784.9	7,910.9	9.9
Effect of yen interest rate	572.0
Effect of dollar interest rate	174.2
Effect of euro interest rate	34.9

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

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

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2009, 2010 and 2011 and as of March 31, 2009, 2010 and 2011:

	Fiscal year ended March 31, 2009			As of March 31, 2009
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.9	¥1.6	¥2.2
Foreign exchange	2.4	5.1	1.0	2.6
Equities	1.3	2.3	0.3	0.5
Commodities	0.2	0.3	0.0	0.0

Total	¥4.7	¥7.7	¥3.3	¥3.8

	Fiscal year ended March 31, 2010			As of March 31, 2010
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.9	¥1.0	¥1.2
Foreign exchange	1.4	2.7	0.4	2.1
Equities	1.2	3.2	0.3	0.3
Commodities	0.1	0.3	0.0	0.0

Total	¥3.1	¥4.8	¥2.1	¥2.8

	Fiscal year ended March 31, 2011			As of March 31, 2011
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.5	¥2.1	¥1.1	¥1.4
Foreign exchange	1.4	2.4	0.6	1.9
Equities	1.1	1.8	0.4	1.1
Commodities	0.0	0.3	0.0	0.1

Total	¥2.9	¥3.8	¥2.2	¥3.6

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2011:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2009	2010	2011	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥3.8	¥2.8	¥3.6	¥0.8
Maximum	7.7	4.8	3.8	(0.9)
Minimum	3.3	2.1	2.2	0.0
Average	4.7	3.1	2.9	(0.2)
The number of cases where profits/losses exceeded VaR	1	no cases	1

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategically-held equity portfolio for the year ended March 31, 2011:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2009	2010	2011	Change
	(in billions of yen)
As of fiscal year end	¥248.1	¥167.0	¥211.3	¥44.3
Maximum	335.8	255.6	227.6	(28.0)
Minimum	173.3	160.2	137.8	(22.4)
Average	251.5	206.4	188.6	(17.8)

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

We also conduct interest sensitivity analyses of interest risk, our main source of market risk. The following table shows sensitivity to yen interest risk in our banking activities as of the dates indicated. As shown in the table, we have reduced overall sensitivity to the risk of future increases in interest rates. Interest rate sensitivity (10 BPV) shows how much net present value varies when interest rates rise by 10 basis points (0.1%), and it explains the impact of interest rate movements on net present value when short- and long-term interest rates behave differently.

	As of March 31,
	2009	2010	2011	Change
	(in billions of yen)
Up to one year	¥(9)	¥(10)	¥(10)	¥0
From one to five years	(25)	(28)	(36)	(7)
Over five years	(18)	(14)	(19)	(4)

Total	¥(53)	¥(53)	¥(65)	¥(11)

Strategically-held Equity Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for strategically-held equity portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2011, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥25.7 billion.

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2010	2011	Change
	(in billions of yen)
Calculated using standardized measurement method	¥77.9	¥84.5	¥6.6
Calculated using internal models	25.9	26.6	0.6

Total market risk equivalent	¥103.8	¥111.1	¥7.3

Note:

VaR used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

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

Other core group companies such as Mizuho Trust & Banking have also established compliance structures adapted to the characteristics of their respective businesses.

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

Other Core Group Companies

Mizuho Trust & Banking and our other core group companies have also established effective and efficient internal audit structures adapted to the characteristics of their respective businesses.

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depository will reimburse us, and the terms and conditions of the annual reimbursement are subject to be reviewed by us and BNYM on an annual basis. In the fiscal year ended March 31, 2011, the depositary reimbursed us $75,000 as portion of our investor relations expenses and legal fees.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2011 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2011 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2011.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2011, which appears on page F-3.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2010 and 2011 are presented in the following table:

	Fiscal year ended March 31,
	2010	2011
	(in millions of yen)
Audit fees(1)	¥4,740	¥4,624
Audit-related fees(2)	538	490
Tax fees(3)	83	93
All other fees(4)	4	99

Total	¥5,365	¥5,306

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our corporate auditors for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2011:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2010	1,080	¥185	—	—
May 1 to May 31, 2010	760	169	—	—
June 1 to June 30, 2010	1,254	158	—	—
July 1 to July 31, 2010	2,132	139	—	—
August 1 to August 31, 2010	2,180	139	—	—
September 1 to September 30, 2010	780	131	—	—
October 1 to October 31, 2010	1,760	121	—	—
November 1 to November 30, 2010	1,196	125	—	—
December 1 to December 31, 2010	5,710	145	—	—
January 1 to January 31, 2011	1,778	161	—	—
February 1 to February 28, 2011	1,540	167	—	—
March 1 to March 31, 2011	1,170	157	—	—

Total	21,340	¥147	—	—

Note:

(1)	A total of 21,340 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2011, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.

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

A NYSE-listed foreign private issuer is required to provide to its US investors, a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:

•

A NYSE-listed U.S. company is required to have a majority of directors, and an audit committee composed entirely of directors, that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. Under the Japanese Company Law, we are required to have a corporate governance system based on either (i) a board of corporate auditors or (ii) committees. We adopt a corporate governance system based on a board of corporate auditors. The basic function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a NYSE-listed U.S. company, i.e., to monitor the performance of the directors and review and express opinions on the method of auditing by the independent public accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Under the Company Law, we are required to have at least half of our corporate auditors be outside corporate auditors who meet the independence requirements under the Company Law. Currently, three of our five corporate auditors are outside corporate auditors who meet such independence requirements. In addition, none of the corporate auditors may at the same time be directors, managers or employees of the company or any subsidiaries, or accounting participants or executive officers of such subsidiaries. While the Company Law does not require corporate auditors to have expertise in accounting or other special knowledge and experience, one of our corporate auditors is a certified public accountant We rely on an exemption from the audit committee requirements imposed by Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which is available to foreign private issuers with a board of auditors (or similar body) meeting specified criteria. With respect to our board of corporate auditors, the criteria that we meet include the following:

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

Under the Company Law, companies that adopt a corporate governance system based on a board of corporate auditors, such as us, are not required to maintain directors that are outside directors who meet the independence requirements under the Company Law. However, three of our nine directors are outside directors who meet such requirements.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. While we, a company that has corporate auditors, are not required to establish a nominating committee or a compensation committee under Japanese law, we voluntarily established similar committees, each with three outside directors and the president, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

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

PART III

ITEM 17. FINANCIAL	STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL	STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 29, 2011 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003 and amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)**

2.1	Form of American Depositary Receipt***

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 29, 2010.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2009, 2010 and 2011. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2009			2010			2011
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	1,903	12	0.63%	176	1	0.56%	371	1	0.27%
Foreign	942	26	2.76%	1,056	8	0.78%	1,020	8	0.75%

Total	2,845	38	1.34%	1,232	9	0.75%	1,391	9	0.62%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	6,988	40	0.57%	5,712	10	0.17%	6,264	10	0.16%
Foreign	8,739	169	1.93%	8,412	38	0.45%	8,772	44	0.50%

Total	15,727	209	1.33%	14,124	48	0.34%	15,036	54	0.36%

Trading account assets:
Domestic	7,223	37	0.52%	7,561	37	0.49%	8,980	33	0.37%
Foreign	7,619	250	3.28%	7,669	167	2.18%	7,848	170	2.17%

Total	14,842	287	1.94%	15,230	204	1.34%	16,828	203	1.21%

Investments:
Domestic	27,426	264	0.96%	33,275	229	0.69%	36,967	214	0.58%
Foreign	2,669	103	3.85%	2,335	49	2.10%	1,663	34	2.04%

Total	30,095	367	1.22%	35,610	278	0.78%	38,630	248	0.64%

Loans (1):
Domestic	59,387	1,019	1.72%	57,074	864	1.51%	54,287	759	1.40%
Foreign	10,670	464	4.35%	10,206	229	2.25%	9,297	187	2.01%

Total	70,057	1,483	2.12%	67,280	1,093	1.63%	63,584	946	1.49%

Total interest-earning assets:
Domestic	102,927	1,372	1.33%	103,798	1,141	1.10%	106,869	1,017	0.95%
Foreign	30,639	1,012	3.30%	29,678	491	1.66%	28,600	443	1.55%

Total	133,566	2,384	1.79%	133,476	1,632	1.22%	135,469	1,460	1.08%

Noninterest-earning assets:
Cash and due from banks	1,713			2,959			2,757
Other noninterest-earning assets (2)	19,758			22,935			21,940
Allowance for loan losses	(904)			(1,062)			(1,029)

Total noninterest-earning assets	20,567			24,832			23,668

Total average assets	154,133			158,308			159,137

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 25.6%, 25.9% and 24.0%, respectively, for the fiscal years ended March 31, 2009, 2010 and 2011.

	2009			2010			2011
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	67,047	287	0.43%	66,946	137	0.21%	68,060	86	0.13%
Foreign	7,250	200	2.75%	7,794	58	0.74%	8,048	48	0.60%

Total	74,297	487	0.66%	74,740	195	0.26%	76,108	134	0.18%

Debentures—Domestic	2,755	18	0.64%	1,938	12	0.62%	1,150	7	0.57%
Short-term borrowings (1):
Domestic	22,803	150	0.66%	23,775	48	0.20%	22,270	37	0.17%
Foreign	11,871	225	1.89%	11,600	34	0.30%	12,312	49	0.40%

Total	34,674	375	1.08%	35,375	82	0.23%	34,582	86	0.25%

Trading account liabilities:
Domestic	3,475	7	0.19%	3,218	10	0.32%	4,210	14	0.34%
Foreign	1,143	11	1.00%	1,115	21	1.84%	1,089	17	1.58%

Total	4,618	18	0.39%	4,333	31	0.71%	5,299	31	0.59%

Long-term debt:
Domestic	6,506	178	2.73%	6,972	194	2.79%	8,129	186	2.29%
Foreign	889	26	2.92%	842	14	1.63%	482	5	0.95%

Total	7,395	204	2.75%	7,814	208	2.66%	8,611	191	2.22%

Total interest-bearing liabilities:
Domestic	102,586	640	0.62%	102,849	401	0.39%	103,819	330	0.32%
Foreign	21,153	462	2.18%	21,351	127	0.59%	21,931	119	0.54%

Total	123,739	1,102	0.89%	124,200	528	0.43%	125,750	449	0.36%

Noninterest-bearing liabilities (2)	27,524			31,308			29,829

Equity	2,870			2,800			3,558

Total average liabilities and equity	154,133			158,308			159,137

Net interest income and average interest rate spread		1,282	0.90%		1,104	0.79%		1,011	0.72%

Net interest income as a percentage of average total interest-earning assets			0.96%			0.83%			0.75%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, Commercial paper, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 21.3%, 22.1% and 20.1%, respectively, for the fiscal years ended March 31, 2009, 2010 and 2011.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009 and the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2009			Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2010
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	(10)	(1)	(11)	1	(1)	—
Foreign	1	(19)	(18)	—	—	—

Total	(9)	(20)	(29)	1	(1)	—

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(6)	(24)	(30)	—	—	—
Foreign	(6)	(125)	(131)	2	4	6

Total	(12)	(149)	(161)	2	4	6

Trading account assets:
Domestic	2	(2)	—	5	(9)	(4)
Foreign	1	(84)	(83)	3	—	3

Total	3	(86)	(83)	8	(9)	(1)

Investments:
Domestic	41	(76)	(35)	21	(36)	(15)
Foreign	(12)	(42)	(54)	(13)	(2)	(15)

Total	29	(118)	(89)	8	(38)	(30)

Loans:
Domestic	(39)	(116)	(155)	(41)	(64)	(105)
Foreign	(19)	(216)	(235)	(19)	(23)	(42)

Total	(58)	(332)	(390)	(60)	(87)	(147)

Total interest and dividend income:
Domestic	(12)	(219)	(231)	(14)	(110)	(124)
Foreign	(35)	(486)	(521)	(27)	(21)	(48)

Total	(47)	(705)	(752)	(41)	(131)	(172)

	Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2009			Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2010
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	—	(150)	(150)	1	(52)	(51)
Foreign	4	(146)	(142)	2	(12)	(10)

Total	4	(296)	(292)	3	(64)	(61)

Debentures—Domestic	(5)	(1)	(6)	(4)	(1)	(5)
Short-term borrowings:
Domestic	2	(104)	(102)	(3)	(8)	(11)
Foreign	(5)	(186)	(191)	3	12	15

Total	(3)	(290)	(293)	—	4	4

Trading account liabilities:
Domestic	—	3	3	3	1	4
Foreign	—	10	10	—	(4)	(4)

Total	—	13	13	3	(3)	—

Long-term debt:
Domestic	12	4	16	27	(35)	(8)
Foreign	(1)	(11)	(12)	(5)	(4)	(9)

Total	11	(7)	4	22	(39)	(17)

Total interest expense:
Domestic	9	(248)	(239)	24	(95)	(71)
Foreign	(2)	(333)	(335)	—	(8)	(8)

Total	7	(581)	(574)	24	(103)	(79)

Net interest income:
Domestic	(21)	29	8	(38)	(15)	(53)
Foreign	(33)	(153)	(186)	(27)	(13)	(40)

Total	(54)	(124)	(178)	(65)	(28)	(93)

II. Investment portfolio

The following table shows amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2009, 2010 and 2011:

	2009			2010			2011
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	18,450	18,458	8	28,272	28,229	(43)	29,280	29,213	(67)
Agency mortgage-backed securities (1)	160	157	(3)	474	477	3	687	682	(5)
Corporate bonds and other debt securities	4,735	4,717	(18)	4,406	4,428	22	4,543	4,553	10
Equity securities (marketable)	2,221	2,854	633	1,972	3,248	1,276	1,907	2,820	913

Total domestic	25,566	26,186	620	35,124	36,382	1,258	36,417	37,268	851

Foreign:
U.S. Treasury bonds	190	194	4	112	112	—	129	129	—
Other foreign gov’t bonds	182	182	—	318	319	1	290	290	—
Agency mortgage-backed securities (2)	48	49	1	56	58	2	82	82	—
Corporate bonds and other debt securities	946	928	(18)	870	894	24	745	767	22
Equity securities (marketable)	16	16	—	35	36	1	12	13	1

Total foreign	1,382	1,369	(13)	1,391	1,419	28	1,258	1,281	23

Total	26,948	27,555	607	36,515	37,801	1,286	37,675	38,549	874

Held-to-maturity securities:
Domestic:
Japanese government bonds	50	50	—	600	604	4	1,201	1,207	6
Corporate bonds and other debt securities	11	11	—	3	3	—	1	1	—

Total domestic	61	61	—	603	607	4	1,202	1,208	6

Foreign:
U.S. Treasury bonds	118	119	1	—	—	—	—	—	—

Total foreign	118	119	1	—	—	—	—	—	—

Total	179	180	1	603	607	4	1,202	1,208	6

Notes:

(1)	All of domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2011. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	14,217	0.20%	12,144	0.31%	2,535	0.59%	317	1.14%	29,213	0.29%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	682	1.74%	682	1.74%
Corporate bonds and other debt securities	742	0.45%	2,346	0.87%	601	0.98%	864	2.00%	4,553	1.03%

Total domestic	14,959	0.22%	14,490	0.40%	3,136	0.66%	1,863	1.75%	34,448	0.42%

Foreign:
U.S. Treasury bonds	5	0.88%	124	1.08%	—	—%	—	—%	129	1.08%
Other foreign gov’t bonds	253	1.57%	36	2.02%	1	4.27%	—	—%	290	1.64%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	82	4.46%	82	4.46%
Corporate bonds and other debt securities	289	2.54%	220	1.33%	192	0.52%	66	1.28%	767	1.59%

Total foreign	547	2.07%	380	1.31%	193	0.54%	148	3.04%	1,268	1.74%

Total	15,506	0.28%	14,870	0.42%	3,329	0.66%	2,011	1.85%	35,716	0.46%

Held-to-maturity securities:
Domestic:
Japanese government bonds	—	—%	1,201	0.56%	—	—%	—	—%	1,201	0.56%
Corporate bonds and other debt securities	—	—%	1	1.47%	—	—%	—	—%	1	1.47%

Total domestic	—	—%	1,202	0.56%	—	—%	—	—%	1,202	0.56%

Total	—	—%	1,202	0.56%	—	—%	—	—%	1,202	0.56%

Other than Japanese government bonds and Japanese agency mortgage-backed securities issued by Japan Housing Finance Agency, the MHFG Group held the following securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2011:

	Book value
	Equity securities	Debt securities	In aggregate (Note)
	(in billions of yen)
Deposit Insurance Corporation of Japan	—	678	678

Note: The aggregate book value approximates the aggregate fair value.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 5 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2007, 2008, 2009, 2010 and 2011.

	2007	2008	2009	2010	2011
	(in billions of yen)
Domestic:
Manufacturing	7,649	7,794	8,903	8,065	7,617
Construction and real estate	9,003	8,846	8,608	7,854	7,308
Services	5,885	5,460	5,324	5,153	4,287
Wholesale and retail	6,361	6,069	5,978	5,306	5,314
Transportation and communications	3,506	3,339	3,500	3,237	3,228
Banks and other financial institutions	4,141	4,086	4,727	4,290	3,908
Government and public institutions	6,099	5,807	8,655	5,459	7,154
Other industries (1)	4,724	4,374	3,852	3,332	3,759
Individuals:
Mortgage loans	10,677	10,791	11,067	11,093	11,436
Other	1,039	893	832	789	745

Total domestic	59,084	57,459	61,446	54,578	54,756

Foreign:
Commercial and industrial	7,964	8,815	8,680	7,237	6,965
Banks and other financial institutions	1,675	1,545	2,224	1,722	2,588
Government and public institutions	366	415	301	292	453
Other (1)	185	94	94	32	9

Total foreign	10,190	10,869	11,299	9,283	10,015

Total	69,274	68,328	72,745	63,861	64,771
Less: Unearned income and deferred loan fees—net	91	106	88	78	81

Total loans before allowance for loan losses	69,183	68,222	72,657	63,783	64,690

Notes:

(1)	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated variable interest entities.
(2)	The MHFG Group partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No.2010-20”) which the Group adopted in the fiscal year ended March 31, 2011. Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2011:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,222	2,931	464	7,617
Construction and real estate	2,694	3,121	1,493	7,308
Services	2,016	1,817	454	4,287
Wholesale and retail	3,468	1,603	243	5,314
Transportation and communications	1,263	1,688	277	3,228
Banks and other financial institutions	2,575	992	341	3,908
Government and public institutions	6,008	612	534	7,154
Other industries	2,434	605	720	3,759
Individuals	1,442	2,475	8,264	12,181

Total domestic	26,122	15,844	12,790	54,756
Foreign:
Total foreign	4,126	4,316	1,573	10,015

Total	30,248	20,160	14,363	64,771

Note:	The MHFG Group partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20 which the Group adopted in the fiscal year ended March 31, 2011.

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2011 were as follows:

(in billions of yen)
Floating rates	26,088
Fixed rates	8,435

Total	34,523

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. The MHFG Group determines loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The following table shows the distribution of impaired loans at March 31, 2007, 2008, 2009, 2010 and 2011 by domicile and industry of borrower:

	2007	2008	2009	2010	2011
	(in billions of yen)
Domestic:
Manufacturing	97	161	213	270	309
Construction and real estate	190	194	396	302	265
Services	168	200	213	181	108
Wholesale and retail	217	243	160	159	177
Transportation and communications	378	126	142	139	54
Banks and other financial institutions	293	178	26	21	3
Other industries	2	1	2	1	1
Individuals	137	146	165	201	290

Total domestic	1,482	1,249	1,317	1,274	1,207
Foreign:
Total foreign	47	46	115	130	116

Total impaired loans	1,529	1,295	1,432	1,404	1,323

Note:	The MHFG Group partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20 which the Group adopted in the fiscal year ended March 31, 2011. Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic nonaccrual loans outstanding during the fiscal year ended March 31, 2011 would have been ¥32 billion, of which ¥21 billion was included in interest income on loans in the consolidated statements of income. Gross interest income which would have been accrued at the original contractual terms on foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2011 was ¥5 billion, of which ¥4 billion was included in interest income on loans in the consolidated statements of income.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2011:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
United States	2,400	432	2,121	4,953	3.06%	1,844
Germany	1,314	157	111	1,582	0.98%	159

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2007, 2008, 2009, 2010, and 2011:

	2007	2008	2009	2010	2011
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	812	946	650	870	880
Provision (credit) for loan losses	182	(58)	567	222	1

Charge-offs:
Domestic:
Manufacturing	11	31	39	17	20
Construction and real estate	8	12	117	56	20
Services	18	89	18	17	20
Wholesale and retail	26	41	57	48	28
Transportation and communications	5	16	12	26	59
Banks and other financial institutions	6	53	19	1	1
Other industries	—	1	1	2	1
Individuals	18	17	24	27	17

Total domestic	92	260	287	194	166
Total foreign	19	11	57	66	19

Total charge-offs	111	271	344	260	185

Recoveries:
Domestic:
Manufacturing	3	2	3	7	7
Construction and real estate	5	15	4	25	14
Services	13	7	2	3	5
Wholesale and retail	5	7	4	5	5
Transportation and communications	1	1	2	1	1
Banks and other financial institutions	—	4	—	4	1
Other industries	2	—	1	—	—
Individuals	3	3	3	3	2

Total domestic	32	39	19	48	35
Total foreign	26	8	10	6	13

Total recoveries	58	47	29	54	48

Net charge-offs	53	224	315	206	137

Others (1)	5	(14)	(32)	(6)	(9)
Balance at end of fiscal year	946	650	870	880	735

Ratio of net charge-offs to average loans outstanding	0.08%	0.33%	0.45%	0.31%	0.22%

Notes:

(1)	Others include primarily foreign exchange translation.
(2)	The MHFG Group partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20 which the Group adopted in the fiscal year ended March 31, 2011. Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2007, 2008, 2009, 2010 and 2011:

	2007		2008		2009		2010		2011
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	61	11.06%	75	11.43%	124	12.26%	165	12.63%	155	11.76%
Construction and real estate	87	11.77%	80	11.59%	157	10.54%	128	12.29%	104	11.28%
Services	107	8.83%	90	8.15%	111	7.39%	96	8.07%	55	6.62%
Wholesale and retail	116	9.18%	117	8.93%	106	8.26%	102	8.31%	103	8.20%
Transportation and communications	147	5.06%	47	4.89%	72	4.81%	95	5.07%	34	4.98%
Banks and other financial institutions	219	6.19%	74	6.37%	27	6.92%	29	6.72%	15	6.03%
Other industries (1)	8	15.35%	4	14.69%	9	17.04%	8	13.77%	12	16.86%
Individuals	152	17.85%	119	18.04%	121	17.25%	128	18.60%	150	18.81%
Mortgage loans	115	15.92%	86	16.28%	89	15.65%	101	17.37%	120	17.66%
Other	37	1.93%	33	1.76%	32	1.60%	27	1.23%	30	1.15%

Total domestic	897	85.29%	606	84.09%	727	84.47%	751	85.46%	628	84.54%
Total foreign	49	14.71%	44	15.91%	143	15.53%	129	14.54%	107	15.46%

Total allowance for loan losses	946	100.00%	650	100.00%	870	100.00%	880	100.00%	735	100.00%

Notes:

(1)	Other industries include government and public institutions.
(2)	The MHFG Group partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20 which the Group adopted in the fiscal year ended March 31, 2011. Certain amounts in the prior periods have been reclassified to conform to the current period’s presentation.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2009, 2010 and 2011:

	2009		2010		2011
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	9,595	—%	9,865	—%	9,582	—%
Interest-bearing demand deposits	27,532	0.17%	27,744	0.04%	28,828	0.03%
Deposits at notice (Note)	572	0.15%	638	0.04%	668	0.03%
Time deposits	28,995	0.60%	29,741	0.35%	29,070	0.22%
Certificates of deposit	9,948	0.65%	8,823	0.23%	9,494	0.13%

Foreign offices, principally from banks located in foreign countries:
Noninterest-bearing demand deposits	429	—%	479	—%	530	—%
Interest-bearing deposits, principally time deposits	6,521	2.68%	6,491	0.75%	6,536	0.56%
Certificates of deposit	729	3.44%	1,303	0.69%	1,512	0.79%

Total	84,321	0.58%	85,084	0.23%	86,220	0.16%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The amounts of total deposits by foreign depositors in domestic offices at March 31, 2009, 2010 and 2011 were ¥627 billion, ¥366 billion and ¥471 billion, respectively.

At March 31, 2011, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2011) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	8,529	7,549	16,078
Due after three months through six months	4,207	281	4,488
Due after six months through twelve months	3,458	22	3,480
Due after twelve months	1,462	1	1,463

Total	17,656	7,853	25,509
Foreign offices	6,166	1,797	7,963

Total	23,822	9,650	33,472

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2009, 2010 and 2011:

	2009	2010	2011
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	1,058	1,041	781
Maximum balance outstanding at any month-end during the fiscal year	1,230	1,304	678
Balance at end of fiscal year	986	1,025	629
Weighted average interest rate during the fiscal year	0.64%	0.47%	0.23%
Weighted average interest rate on balance at end of fiscal year	0.53%	0.43%	0.20%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	25,855	25,119	25,581
Maximum balance outstanding at any month-end during the fiscal year	28,255	27,347	26,757
Balance at end of fiscal year	19,936	24,687	22,201
Weighted average interest rate during the fiscal year	1.18%	0.23%	0.28%
Weighted average interest rate on balance at end of fiscal year	0.38%	0.14%	0.22%

Commercial paper and other short-term borrowings:
Average balance outstanding during the fiscal year	7,761	9,215	8,220
Maximum balance outstanding at any month-end during the fiscal year	9,561	9,930	15,151
Balance at end of fiscal year	8,715	9,046	15,151
Weighted average interest rate during the fiscal year	0.81%	0.22%	0.15%
Weighted average interest rate on balance at end of fiscal year	0.41%	0.15%	0.16%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 20, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 20, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2011 and our report dated July 20, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 20, 2011

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2010 AND 2011

	2010	2011
	(in millions of yen)
Assets:
Cash and due from banks (Note 10)	3,399,459	1,884,531
Interest-bearing deposits in other banks (Note 10)	2,027,054	8,239,661
Call loans and funds sold	607,017	382,279
Receivables under resale agreements	7,131,621	7,467,557
Receivables under securities borrowing transactions	5,744,901	6,541,512
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,750,764 million in 2010 and ¥6,488,316 million in 2011) (Notes 4, 10 and 29)	31,527,969	28,105,899
Investments (Notes 5, 10 and 29):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥3,766,797 million in 2010 and ¥2,713,538 million in 2011)	37,801,365	38,548,941
Held-to-maturity securities	603,379	1,202,123
Other investments	847,928	952,576
Loans (Notes 6, 7, 10 and 29)	63,782,851	64,689,814
Allowance for loan losses	(879,433)	(734,530)

Loans, net of allowance	62,903,418	63,955,284
Premises and equipment—net (Note 8)	1,047,917	1,114,204
Due from customers on acceptances	51,010	73,909
Accrued income	265,747	237,791
Goodwill (Note 9)	15,016	7,610
Intangible assets (Notes 3 and 9)	80,994	75,767
Deferred tax assets (Note 21)	826,157	854,477
Other assets (Notes 6, 10, 15, 22 and 29)	3,470,504	2,341,549

Total assets	158,351,456	161,985,670

The following table presents certain assets of consolidated VIEs, which are included in the consolidated balance sheets above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

	2010	2011
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	55,123	3,731
Interest-bearing deposits in other banks	26,048	41,603
Trading account assets	526,555	738,888
Investments	46,446	271,559
Loans, net of allowance	2,342,957	2,411,836
Other	50,543	82,797

Total assets	3,047,672	3,550,414

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2010 AND 2011

	2010	2011
	(in millions of yen)
Liabilities and equity:
Deposits (Notes 10 and 11):
Domestic:
Noninterest-bearing deposits	11,100,878	12,231,712
Interest-bearing deposits	67,136,833	67,631,781
Foreign:
Noninterest-bearing deposits	530,818	580,956
Interest-bearing deposits	8,007,722	8,771,178
Debentures (Note 12)	1,517,798	740,933
Due to trust accounts (Note 13)	1,025,431	629,396
Call money and funds purchased	5,786,370	5,095,412
Payables under repurchase agreements	12,075,799	11,498,128
Payables under securities lending transactions	6,824,807	5,607,534
Commercial paper	150,834	202,256
Other short-term borrowings	8,894,961	14,948,691
Trading account liabilities (Notes 4 and 29)	19,402,556	16,696,406
Bank acceptances outstanding	51,010	73,909
Income taxes payable (Note 21)	17,753	15,992
Deferred tax liabilities (Note 21)	11,705	12,860
Accrued expenses	207,677	180,785
Long-term debt (including liabilities accounted for at fair value of ¥353,604 million in 2010, and ¥441,425 million in 2011) (Notes 14 and 29)	8,482,434	8,953,496
Other liabilities (Notes 15, 22, 25 and 29)	3,794,052	4,078,889

Total liabilities	155,019,438	157,950,314

Commitments and contingencies (Note 25)

Equity :
MHFG shareholders’ equity:
Preferred stock (Note 16)	535,971	453,576
Common stock (Note 17)—no par value, authorized 24,115,759,000 shares in 2010, and 24,115,759,000 shares in 2011, and issued 15,494,397,690 shares in 2010, and 21,782,185,320 shares in 2011	4,324,705	5,164,160
Accumulated deficit	(2,325,109)	(2,046,024)
Accumulated other comprehensive income, net of tax	435,832	104,972
Less: Treasury stock, at cost—Common stock 9,397,093 shares in 2010, and 5,656,647 shares in 2011	(5,184)	(3,197)

Total MHFG shareholders’ equity	2,966,215	3,673,487
Noncontrolling interests (Note 26)	365,803	361,869

Total equity	3,332,018	4,035,356

Total liabilities and equity	158,351,456	161,985,670

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2010	2011
	(in millions of yen)
Liabilities of consolidated VIEs:
Commercial paper	150,834	172,256
Other short-term borrowings	4,489	1,285
Trading account liabilities	9,155	11,573
Long-term debt	112,556	247,233
Other	189,749	833,094

Total liabilities	466,783	1,265,441

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions of yen)
Interest and dividend income:
Loans, including fees (Note 6)	1,482,824	1,093,463	945,784
Investments:
Interest	269,529	203,744	174,538
Dividends	97,395	74,226	73,573
Trading account assets	287,458	204,088	203,817
Call loans and funds sold	8,937	3,432	4,960
Receivables under resale agreements and securities borrowing transactions	199,966	44,147	48,903
Deposits	38,082	9,182	8,609

Total interest and dividend income	2,384,191	1,632,282	1,460,184

Interest expense:
Deposits	487,470	195,543	134,495
Debentures	17,594	11,960	6,533
Trading account liabilities	18,028	30,743	31,370
Call money and funds purchased	48,259	10,948	8,522
Payables under repurchase agreements and securities lending transactions	257,338	46,104	62,622
Other short-term borrowings	69,820	24,958	14,499
Long-term debt	203,506	207,903	190,816

Total interest expense	1,102,015	528,159	448,857

Net interest income	1,282,176	1,104,123	1,011,327
Provision (credit) for loan losses (Notes 6 and 7)	567,396	222,102	647

Net interest income after provision (credit) for loan losses	714,780	882,021	1,010,680

Noninterest income:
Fees and commissions (Note 28)	560,539	586,408	582,100
Foreign exchange gains (losses)—net (Note 4)	23,769	(1,311)	55,998
Trading account gains (losses)—net (Note 4)	122,018	421,593	206,016
Investment gains (losses)—net (Note 5)	(462,207)	66,763	70,468
Gains on disposal of premises and equipment	23,359	27,543	13,537
Other noninterest income (Notes 3 and 31)	184,749	229,851	108,413

Total noninterest income	452,227	1,330,847	1,036,532

Noninterest expenses:
Salaries and employee benefits (Note 22)	495,943	592,520	552,348
General and administrative expenses	499,441	496,987	500,369
Impairment of goodwill (Note 9)	—	—	9,379
Occupancy expenses	177,646	172,160	169,916
Fees and commission expenses	105,744	91,621	96,113
Provision (credit) for losses on off-balance-sheet instruments (Note 25)	83,628	(24,107)	4,443
Other noninterest expenses (Notes 6, 24 and 31)	162,699	197,232	103,287

Total noninterest expenses	1,525,101	1,526,413	1,435,855

Income (loss) before income tax expense (benefit)	(358,094)	686,455	611,357
Income tax expense (benefit) (Note 21)	761,908	(360,195)	193,227

Net income (loss)	(1,120,002)	1,046,650	418,130
Less: Net income (loss) attributable to noncontrolling interests	(61,555)	46,961	5,461

Net income (loss) attributable to MHFG shareholders	(1,058,447)	999,689	412,669

Earnings per common share (Note 20):	(in yen)
Basic net income (loss) per common share	(95.96)	70.55	20.44

Diluted net income (loss) per common share	(95.96)	61.64	19.22

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions of yen)
Net income (loss)	(1,120,002)	1,046,650	418,130

Other comprehensive income (loss), net of tax:
Unrealized net gains (losses) on available-for-sale securities, net of tax (Notes 5 and 21):
Unrealized holding gains (losses)	(976,428)	604,156	(189,526)
Less: reclassification adjustments for losses (gains) included in net income(Note below)	221,072	(82,791)	(48,036)

Total	(755,356)	521,365	(237,562)

Foreign currency translation adjustments, net of tax:
Foreign currency translation adjustments	(102,254)	17,269	(20,257)
Less: reclassification adjustments for losses (gains) included in net income	—	—	2,860

Total	(102,254)	17,269	(17,397)

Pension liability adjustments, net of tax (Notes 21 and 22):
Unrealized gains (losses)	(273,792)	187,485	(87,891)
Less: reclassification adjustments for losses (gains) included in net income	3,972	22,691	9,079

Total	(269,820)	210,176	(78,812)

Total other comprehensive income (loss), net of tax	(1,127,430)	748,810	(333,771)

Total comprehensive income (loss)	(2,247,432)	1,795,460	84,359
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(96,716)	68,952	(3,723)

Total comprehensive income (loss) attributable to MHFG shareholders	(2,150,716)	1,726,508	88,082

Note: The amount for the fiscal year ended March 31, 2011 is presented based on the balance of Accumulated other comprehensive income (loss) (“AOCI”) at the point of its realization into earnings. The amounts for the fiscal years ended March 31, 2009 and 2010, which were previously presented based on the beginning balances of AOCI, are presented in the same manner to conform to the current year presentation.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions of yen)
Preferred stock (Note 16):
Balance at beginning of fiscal year	980,430	948,641	535,971
Change during year	(31,789)	(412,670)	(82,395)

Balance at end of fiscal year	948,641	535,971	453,576

Common stock (Note 17):
Balance at beginning of fiscal year, previously reported	3,437,420	3,386,792	4,324,705
Cumulative effect of change in accounting principles (Notes 2 and 27)	—	—	334
Balance at beginning of fiscal year, adjusted	3,437,420	3,386,792	4,325,039
Issuance of new shares of common stock	—	533,794	757,790
Issuance of new shares of common stock by conversion of preferred stock	31,789	412,670	82,395
Cancellation of common stock	(83,729)	—	—
Gains (losses) on sales of treasury stock	124	(662)	(1,315)
Stock-based compensation (Note 23)	1,188	1,114	452
Change in ownership interest in consolidated subsidiaries	—	(9,003)	(201)

Balance at end of fiscal year	3,386,792	4,324,705	5,164,160

Accumulated deficit:
Balance at beginning of fiscal year, previously reported	(2,066,604)	(3,293,692)	(2,325,109)
Cumulative effect of change in accounting principles, net of tax (Notes 2, 5 and 27)	27,837	99,910	1,382
Balance at beginning of fiscal year, adjusted	(2,038,767)	(3,193,782)	(2,323,727)
Net income (loss)	(1,058,447)	999,689	412,669
Dividends declared	(133,898)	(131,016)	(134,966)
Cancellation of common stock	(62,580)	—	—

Balance at end of fiscal year	(3,293,692)	(2,325,109)	(2,046,024)

Accumulated other comprehensive income (loss), net of tax:
Unrealized net gains on available-for-sale securities (Note 5):
Balance at beginning of fiscal year, previously reported	1,103,213	348,789	755,010
Cumulative effect of change in accounting principles (Notes 2, 5 and 27)	(17,269)	(99,910)	(6,273)
Balance at beginning of fiscal year, adjusted	1,085,944	248,879	748,737
Change during year	(737,155)	506,131	(234,609)

Balance at end of fiscal year	348,789	755,010	514,128

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(71,125)	(166,575)	(150,204)
Change during year	(95,450)	16,371	(14,824)

Balance at end of fiscal year	(166,575)	(150,204)	(165,028)

Pension liability adjustments (Note 22):
Balance at beginning of fiscal year	(112,026)	(371,690)	(168,974)
Change during year	(259,664)	202,716	(75,154)

Balance at end of fiscal year	(371,690)	(168,974)	(244,128)

Balance at end of fiscal year	(189,476)	435,832	104,972

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions of yen)
Treasury stock, at cost:
Balance at beginning of fiscal year	(2,508)	(6,218)	(5,184)
Purchases of treasury stock	(150,359)	(5)	(3)
Disposal of treasury stock	280	1,039	1,990
Cancellation of treasury stock	146,309	—	—
Other	60	—	—

Balance at end of fiscal year	(6,218)	(5,184)	(3,197)

Total MHFG shareholders’ equity	846,047	2,966,215	3,673,487

Noncontrolling interests:
Balance at beginning of fiscal year, previously reported	299,357	191,133	365,803
Cumulative effect of change in accounting principles (Notes 2 and 27)	—	—	(366)
Balance at beginning of fiscal year, adjusted	299,357	191,133	365,437
Effect of business combination (Note 3)	—	151,584	—
Effect of increase/decrease in consolidated subsidiaries	4,639	(40,204)	6,519
Dividends paid to noncontrolling interests	(16,147)	(5,662)	(6,364)
Net income (loss) attributable to noncontrolling interests	(61,555)	46,961	5,461
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	(18,201)	15,234	(2,953)
Foreign currency translation adjustments attributable to noncontrolling interests	(6,803)	(1,144)	(2,573)
Pension liability adjustments attributable to noncontrolling interests	(10,157)	7,901	(3,658)

Balance at end of fiscal year	191,133	365,803	361,869

Total equity	1,037,180	3,332,018	4,035,356

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	(1,120,002)	1,046,650	418,130
Less: Net income (loss) attributable to noncontrolling interests	(61,555)	46,961	5,461

Net income (loss) attributable to MHFG shareholders	(1,058,447)	999,689	412,669
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	146,191	156,393	167,420
Provision (credit) for loan losses	567,396	222,102	647
Investment losses (gains)—net	462,207	(66,763)	(70,468)
Foreign exchange losses (gains)—net	(9,379)	(26,236)	(66,988)
Deferred income tax expense (benefit)	711,122	(377,308)	174,864
Net change in trading account assets	(94,841)	458,239	2,783,405
Net change in trading account liabilities	2,466,501	(2,679,240)	(2,417,969)
Net change in loans held for sale	118,061	7,294	30,598
Net change in accrued income	61,503	38,118	23,655
Net change in accrued expenses	(64,062)	(13,462)	(24,702)
Other—net	191,170	267,222	(61,319)

Net cash provided by (used in) operating activities	3,497,422	(1,013,952)	951,812

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	47,038,991	39,430,098	56,773,936
Proceeds from maturities of available-for-sale securities	18,466,507	12,558,894	15,421,495
Purchases of available-for-sale securities	(65,128,275)	(62,815,825)	(72,409,981)
Proceeds from maturities of held-to-maturity securities	594,915	180,497	1,405
Purchase of held-to-maturity securities	—	(602,036)	(600,296)
Proceeds from sales of other investments	33,522	26,704	122,478
Purchases of other investments	(103,651)	(120,662)	(110,066)
Proceeds from sales of loans	326,781	367,069	246,633
Net change in loans	(5,980,581)	8,327,521	(1,742,702)
Net change in interest-bearing deposits in other banks	(1,597,417)	1,063,622	(6,438,858)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	3,296,830	(718,570)	(1,522,389)
Proceeds from sales of premises and equipment	7,068	15,819	2,108
Purchases of premises and equipment	(221,070)	(255,596)	(214,447)
Cash and due from banks acquired in business combination (Note 3)	—	118,703	—

Net cash used in investing activities	(3,266,380)	(2,423,762)	(10,470,684)

Cash flows from financing activities:
Net change in deposits	1,916,425	(221,970)	3,190,397
Net change in debentures	(858,984)	(782,662)	(776,865)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(4,090,352)	4,260,291	(1,552,577)
Net change in due to trust accounts	(133,799)	39,283	18,882
Net change in commercial paper and other short-term borrowings	3,406,013	(6,527)	6,131,912
Proceeds from issuance of long-term debt	1,824,193	1,582,902	1,167,647
Repayment of long-term debt	(1,323,482)	(1,150,366)	(778,791)
Proceeds from noncontrolling interests	14,776	1,516	2,320
Payment to noncontrolling interests	(8,563)	(15,459)	(577)
Proceeds from issuance of common stock	—	533,794	757,790
Proceeds from sales of treasury stock	179	4	4
Purchases of treasury stock	(150,359)	(5)	(3)
Dividends paid	(133,394)	(130,297)	(133,925)
Dividends paid to noncontrolling interests	(16,147)	(5,662)	(6,364)

Net cash provided by financing activities	446,506	4,104,842	8,019,850

Effect of exchange rate changes on cash and due from banks	(30,483)	(581)	(15,906)

Net increase (decrease) in cash and due from banks	647,065	666,547	(1,514,928)
Cash and due from banks at beginning of fiscal year	2,085,847	2,732,912	3,399,459

Cash and due from banks at end of fiscal year	2,732,912	3,399,459	1,884,531

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions of yen)

Supplemental disclosure of cash flow information:
Interest paid	1,222,552	518,937	462,907
Income taxes paid (refunded), net	(35,705)	(54,885)	25,283
Noncash investing activities:
Transfer from loans into other investments	—	2,222	—
Transfer from loans held for sale into loans	378,038	—	—
Investment in capital leases	2,439	6,763	11,153
Noncash assets acquired and liabilities assumed at fair value in business combination (Note 3):
Noncash assets acquired at fair value	—	2,200,521	—
Noncash liabilities assumed at fair value	—	2,025,753	—

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. MHFG’s subsidiaries are segmented on the basis of the nature of the financial products and services and the type of customers. Mizuho Bank, Ltd. (“MHBK”), a retail-oriented banking subsidiary, offers financial services mainly to individual customers, small and medium enterprises (“SMEs”), middle-market corporations and local governmental entities in Japan. Mizuho Corporate Bank, Ltd. (“MHCB”), a wholesale banking subsidiary, offers various financial services to large Japanese corporations, financial institutions, public sector entities and foreign corporations. Mizuho Trust & Banking Co., Ltd. (“MHTB”), a trust bank subsidiary, offers mainly trust-related products and consulting services. Other major subsidiaries include Mizuho Securities Co., Ltd. (“MHSC”), Trust & Custody Services Bank, Ltd. (“TCSB”), Mizuho Investors Securities Co., Ltd. (“MHIS”), Mizuho Capital Co., Ltd., and Mizuho Business Financial Center Co., Ltd. See Note 31 “Business segment information” for further discussion of the Group’s segment information.

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

Repurchase and resale agreements, securities lending and borrowing and other secured financing transactions

Securities sold under agreements to repurchase (“repurchase agreements”), securities purchased under agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions when control over the underlying securities is not deemed to be surrendered by the transferor. Otherwise, they are recorded as sales of securities with related forward repurchase commitments or purchases of securities with related forward resale commitments in accordance with ASC 860, “Transfers and Servicing” (“ASC 860”).

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

Changes in fair value of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under ASC 815 which are recorded in Accumulated other comprehensive income (loss), net of tax. The fair value changes of all derivatives relating to foreign currency exchange rates are included in Foreign exchange gains (losses)—net and Trading account gains—net. Other elements of the fair value changes, including interest rate, equity and credit related components except that of certain credit derivatives hedging the credit risk in corporate loan portfolio, are recognized in Trading account gains—net. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure related to its corporate loan portfolio is recorded in Other noninterest income (expenses).

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

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In January 2009, the FASB issued FSP No.EITF99-20-1, “Amendments to the Impairment Guidance of EITF Issue No.99-20”, which is now included in ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). The pronouncement amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The pronouncement also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements and other related guidance. The pronouncement is effective for reporting periods ending after December 15, 2008. The adoption of the pronouncement did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In June 2009, the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140” (“SFAS No.166”), which is now included in ASC 860. The statement requires more information about transfers of financial assets, including securitization transactions, where enterprises have continuing exposure to the risks related to the transferred financial assets. The statement eliminates the concept of qualifying SPE and modifies the requirements for derecognizing financial assets. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”), which is now included in ASC 810. The statement provides new guidance on how an enterprise determines whether the enterprise’s variable interests give it a controlling financial interest in VIEs. The determination is based on, among other things, VIE’s purpose and design, an enterprise’s ability to direct the activities of the VIE that most significantly impact the entity’s economic performance, and if an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be significant. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. In February 2010, the FASB issued ASU No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). The ASU provides that the consolidation requirements of SFAS No.167 are deferred for an entity that has all the attributes of an investment company (or similar entity). On April 1, 2010, The MHFG Group adopted SFAS No.167, together with SFAS No.166, which primarily resulted in the consolidation of certain former qualifying SPEs, guaranteed principal money trust products and collateral loan obligations (“CLO”) where the MHFG Group acts as an asset manager. The adoption of the statements resulted in an increase to the beginning balance of additional paid-in capital included in Common stock of ¥334 million, and a decrease to the beginning balance of Accumulated deficit and Accumulated other comprehensive income of ¥1,382 million and ¥6,273 million, respectively.

In August 2009, the FASB issued ASU No.2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value” (“ASU No.2009-05”). The ASU provides new guidance clarifying how to measure the fair value of liabilities, particularly in circumstances in which a quoted price in an active market for

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In September 2009, the FASB issued ASU No.2009-12, “Fair Value Measurements and Disclosures (Topic 820) —Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2009-12”). The ASU permits, as a practical expedient, a reporting entity to measure the fair value of an alternative investment on the basis of the net asset value per share (“NAV”), if certain criteria are met. The ASU only applies to investments that do not have a readily determinable fair value in investment companies or similar entities. The ASU also provides guidance on the clarification of fair value hierarchy for such investments and requires enhanced disclosures by each major category of those investments. The ASU is effective for interim and annual reporting periods ending after December 15, 2009. The adoption of ASU No.2009-12 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In January 2010, the FASB issued ASU No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)— Improving Disclosures about Fair Value Measurements” (“ASU No.2010-06”). The ASU provides amendments to ASC 820 that require new disclosures regarding (1) transfers in and out of Levels 1 and 2 and (2) more detailed activity in Level 3. The ASU also provides amendments to ASC 820 that clarify existing disclosures regarding (1) level of disaggregation and (2) inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures related to the activity in Level 3, which do not become effective until fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. ASU No.2010-06 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2010, the FASB issued ASU No.2010-11, “Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives” (“ASU No.2010-11”). The ASU clarifies the scope exception for embedded credit derivative features related to the transfer of credit risk, which are subject to potential bifurcation, and indicate circumstances which do not qualify for the scope exception. The ASU is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The adoption of ASU No.2010-11 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2010, the FASB issued ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No.2010-20”). The ASU requires disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (3) the changes and reasons for those changes in the allowance for credit losses. The new disclosures required include (1) aging of past due receivables, (2) credit quality indicators, and (3) modifications of financing receivables. It is also required that the certain existing disclosures should be provided on a

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disaggregated basis. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued ASU No.2011-01, “Receivables (Topic310)—Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20” (“ASU No.2011-01”) to delay the effective date of the disclosures about troubled debt restructurings for public entities, and in April 2011, it was provided that such disclosure requirements would be effective for interim and annual periods beginning on or after June 15, 2011 in ASU No.2011-02, “Receivables (Topic310)—A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No.2011-02”). ASU No.2010-20 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In December 2010, the FASB issued ASU No.2010-28, “Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU No.2010-28”). The ASU requires Step 2 of the impairment test should be performed in circumstances where the carrying amount of a reporting unit is zero or negative and there are qualitative factors that indicate it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The MHFG Group does not expect that the adoption of ASU No.2010-28 will have a material impact on its consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-29, “Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU No.2010-29”). The ASU clarifies that, if a reporting entity presents comparative financial statements, the pro forma revenue and earnings of the combined entity should be reported as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. ASU No.2010-29 is an accounting principle which clarifies disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

As described above, in April 2011, the FASB issued ASU No.2011-02, which sets the effective date of certain disclosure requirements which was deferred by ASU No.2011-01. ASU No.2011-02 also clarifies the guidance on a creditor’s evaluation for troubled debt restructurings of whether it has granted a concession and whether a

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

debtor is experiencing financial difficulties. The ASU is effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The MHFG Group does not expect that the adoption of ASU No.2011-02 will have a material impact on its consolidated results of operations or financial condition.

In April 2011, the FASB issued ASU No.2011-03, “Transfers and Servicing (Topic 860)—Reconsideration of Effective Control for Repurchase Agreements” (“ASU No.2011-03”). The ASU amends the conditions to determine whether a transferor in repurchase agreements (repos) and other similar agreements maintains effective control over the financial assets transferred by removing from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The MHFG Group does not expect that the adoption of ASU No.2011-03 will have a material impact on its consolidated results of operations or financial condition.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No.2011-04”) in order to improve comparability of fair value measurements presented and disclosed in financial statements prepared with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in ASU No. 2011-04 change the wording to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to align with IFRS. The amendments also clarify the existing fair value measurement and disclosure requirements, which include (1) application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used for Level 3 items. The amendments also change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which include (1) measuring the fair value of financial instruments that are managed within a portfolio, (2) application of premiums and discounts in a fair value measurement and (3) additional disclosures about fair value measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2011-04 will have on its consolidated results of operations and financial condition.

In June 2011, the FASB issued ASU No.2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income” (“ASU No.2011-05”). The ASU eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU also requires reclassification adjustments from other comprehensive income to net income be presented on the face of financial statements. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. Early adoption is permitted. ASU No.2011-05 is an accounting principle which alters disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

3. Business Combination

Shinko was a broker and dealer in securities and an equity method affiliate of the MHFG Group in which the Group owned 27.32 percent of the voting equity interests immediately before the business combination. On May 7, 2009, MHFG exchanged 30.30 percent of the voting equity interests in MHSC for 32.19 percent of the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The revenue and earnings of Shinko since the acquisition date included in the Group’s consolidated statements of income for the fiscal year ended March 31, 2010 are not material. Furthermore, the revenue and earnings of the MHFG Group, other than a gain on the bargain purchase described above, would not differ significantly than those reported in the consolidated statements of income if the business combination had occurred as of April 1, 2008.

4. Trading account assets and trading account liabilities

The following table presents the components of Trading account assets and Trading account liabilities at their fair value at March 31, 2010 and 2011:

	2010	2011
	(in millions of yen)
Trading account assets:
Trading securities:
Japanese government and corporate debt securities	7,765,716	7,056,932
Japanese equity securities	271,440	391,491
Foreign government bonds and other securities	7,449,783	7,531,058

Total	15,486,939	14,979,481

Derivative assets:
Interest rate contracts	12,187,368	9,963,943
Foreign exchange contracts	3,457,282	2,844,798
Equity-related contracts	157,534	153,761
Credit-related contracts	116,102	59,502
Other contracts, mainly commodity-related contracts	122,744	104,414

Total	16,041,030	13,126,418

Total	31,527,969	28,105,899

Trading account liabilities:
Trading securities sold, not yet purchased	4,114,020	4,414,702
Derivative liabilities:
Interest rate contracts	11,738,251	9,541,145
Foreign exchange contracts	3,174,580	2,465,219
Equity-related contracts	170,484	150,246
Credit-related contracts	104,113	38,751
Other contracts, mainly commodity-related contracts	101,108	86,343

Total	15,288,536	12,281,704

Total	19,402,556	16,696,406

See Note 29 “Fair value” for the methodologies and assumptions used to estimate fair values.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group performs trading activities through market-making, sales, and arbitrage. Net trading gains for the fiscal years ended March 31, 2009, 2010 and 2011 are comprised of the following:

	2009	2010	2011
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities, excluding derivative contracts	(160,804)	226,278	55,339
Derivative contracts	282,822	195,315	150,677

Total	122,018	421,593	206,016
Foreign exchange gains (losses)—net	23,769	(1,311)	55,998

Net trading gains	145,787	420,282	262,014

5. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2010 and 2011 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2010 (1)
Available-for-sale securities:
Debt securities:
Japanese government bonds	28,271,986	21,826	65,023	28,228,789
Japanese local gov’t bonds	154,897	2,065	115	156,847
U.S. Treasury bonds	112,680	57	327	112,410
Other foreign gov’t bonds	318,167	1,324	32	319,459
Agency mortgage-backed securities (2)	530,204	5,386	600	534,990
Residential mortgage-backed securities	1,008,367	11,039	8,716	1,010,690
Commercial mortgage-backed securities	674,964	2,870	27,660	650,174
Japanese corporate bonds and other debt securities	2,723,309	53,701	8,934	2,768,076
Foreign corporate bonds and other debt securities	713,613	30,949	8,577	735,985
Equity securities (marketable)	2,007,370	1,280,501	3,926	3,283,945

Total	36,515,557	1,409,718	123,910	37,801,365

Held-to-maturity securities:
Debt securities:
Japanese government bonds	600,456	4,413	394	604,475
Japanese corporate bonds	2,923	14	—	2,937

Total	603,379	4,427	394	607,412

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	29,280,682	10,572	78,001	29,213,253
Japanese local gov’t bonds	229,440	2,139	1,410	230,169
U.S. Treasury bonds	128,507	397	522	128,382
Other foreign gov’t bonds	290,428	331	181	290,578
Agency mortgage-backed securities (2)	769,182	3,496	7,710	764,968
Residential mortgage-backed securities	753,625	11,358	5,426	759,557
Commercial mortgage-backed securities	509,294	2,961	26,007	486,248
Japanese corporate bonds and other debt securities	3,170,653	41,456	14,581	3,197,528
Foreign corporate bonds and other debt securities	624,877	23,785	2,954	645,708
Equity securities (marketable)	1,918,733	922,649	8,832	2,832,550

Total	37,675,421	1,019,144	145,624	38,548,941

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,200,615	7,361	1,269	1,206,707
Japanese corporate bonds	1,508	5	—	1,513

Total	1,202,123	7,366	1,269	1,208,220

Notes:

(1)	Certain amounts for the fiscal year ended March 31, 2010 have been summarized to conform to the current period’s presentation.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥57,539 million and ¥477,451 million, respectively, at March 31, 2010, and ¥82,632 million and ¥682,336 million, respectively, at March 31, 2011. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2011 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	15,495,392	15,505,802	501	502
Due after one year through five years	14,893,687	14,870,097	1,201,622	1,207,718
Due after five years through ten years	3,367,910	3,328,655	—	—
Due after ten years	1,999,699	2,011,837	—	—

Total	35,756,688	35,716,391	1,202,123	1,208,220

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 and 2011:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2010 (1)
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,159,459	47,899	544,908	17,124	10,704,367	65,023
Japanese local gov’t bonds	33,176	104	261	11	33,437	115
U.S. Treasury bonds	89,754	327	16	—	89,770	327
Other foreign gov’t bonds	45,805	31	1,365	1	47,170	32
Agency mortgage-backed securities (2)	85,531	227	41,075	373	126,606	600
Residential mortgage-backed securities	17,022	131	451,421	8,585	468,443	8,716
Commercial mortgage-backed securities	45,712	904	505,796	26,756	551,508	27,660
Japanese corporate bonds and other debt securities	500,023	7,435	95,183	1,499	595,206	8,934
Foreign corporate bonds and other debt securities	83,703	5,545	183,735	3,032	267,438	8,577
Equity securities (marketable)	43,362	3,421	4,942	505	48,304	3,926

Total	11,103,547	66,024	1,828,702	57,886	12,932,249	123,910

Held-to-maturity securities:
Debt securities:
Japanese government bonds	199,670	394	—	—	199,670	394

Total	199,670	394	—	—	199,670	394

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2011
Available-for-sale securities:
Debt securities:
Japanese government bonds	17,012,827	54,063	1,284,639	23,938	18,297,466	78,001
Japanese local gov’t bonds	121,689	1,410	—	—	121,689	1,410
U.S. Treasury bonds	84,209	522	3	—	84,212	522
Other foreign gov’t bonds	148,135	181	—	—	148,135	181
Agency mortgage-backed securities (2)	520,937	7,710	—	—	520,937	7,710
Residential mortgage-backed securities	40,706	359	251,170	5,067	291,876	5,426
Commercial mortgage-backed securities	1,499	1	355,884	26,006	357,383	26,007
Japanese corporate bonds and other debt securities	1,133,710	13,047	276,244	1,534	1,409,954	14,581
Foreign corporate bonds and other debt securities	116,588	1,324	126,015	1,630	242,603	2,954
Equity securities (marketable)	101,214	8,462	2,154	370	103,368	8,832

Total	19,281,514	87,079	2,296,109	58,545	21,577,623	145,624

Held-to-maturity securities:
Debt securities:
Japanese government bonds	299,022	1,269	—	—	299,022	1,269

Total	299,022	1,269	—	—	299,022	1,269

Notes:
(1)	Certain amounts for the fiscal year ended March 31, 2010 have been summarized to conform to the current period’s presentation.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥17,004 million and ¥109,602 million, respectively, at March 31, 2010, and ¥55,327 million and ¥465,610 million, respectively, at March 31, 2011. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2009, the MHFG Group adopted FSP No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which is now included in ASC 320. The FSP amended the other-than-temporary impairment model for debt securities. Under the new model, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. As the FSP does not affect the other-than-temporary impairment model for equity securities, equity securities deemed other-than-temporarily impaired are written down to fair value, with the full decline recognized in earnings.

For certain Japanese government bonds held at April 1, 2009 for which an other-than-temporary impairment was previously recognized, the MHFG Group recorded the cumulative effect of initially applying the FSP as a decrease to the beginning balance of Accumulated deficit with a corresponding adjustment to Accumulated other comprehensive loss, net of tax. Considering the factors that the MHFG Group does not intend to sell those securities, it is not more likely than not that the Group will be required to sell them before recovery of their amortized cost basis, and no credit deterioration exists in those securities, ¥99,910 million of other-than-temporary impairment charges previously recorded through earnings are reclassified to Accumulated other comprehensive loss, net of tax (pre-tax amount of ¥141,212 million offset by tax effect of ¥33,775 million and noncontrolling interests of ¥7,527 million).

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at March 31, 2011, are not other-than-temporary, because such losses have resulted primarily from reduced liquidity rather than credit deterioration, the Group has no intent to sell nor is it more likely than not the Group will be required to sell those securities before recovery of their amortized costs, and the present value of cash flows expected to be collected is not less than the amortized cost basis of the security.

For the fiscal years ended March 31, 2009 and 2010, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥462,909 million and ¥92,497 million, respectively. No impairment losses were recorded on held-to-maturity securities for those fiscal years.

For the fiscal year ended March 31, 2011, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥77,042 million, of which ¥12,394 million was on debt securities and ¥64,648 million was on equity securities. The other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. The remaining CMBS with unrealized losses that were categorized in the same security type with similar credit risks were not considered other-than-temporarily impaired because the MHFG Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, external rating changes and the present values of cash flows expected to be collected. The MHFG Group did not intend to sell them nor was it more likely than not that the Group would be required to sell them before recovery of their amortized cost basis. Certain equity securities were determined not to be other-than-temporarily impaired as the length of time that their fair values were below their costs were reasonably short and/or the impairments were immaterial in amount. No impairment losses were recorded on held-to-maturity securities for the period.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There has been no amount related to credit losses recognized in earnings on debt securities where a portion of other-than-temporary impairment was recognized in other comprehensive income ever since the adoption of the new impairment model for debt securities on April 1, 2009.

For the fiscal years ended March 31, 2009, 2010 and 2011, gross realized gains on sales of available-for-sale securities were ¥212,500 million, ¥248,254 million and ¥194,908 million, respectively, and gross realized losses on those sales were ¥120,324 million, ¥26,492 million and ¥40,376 million, respectively.

Other investments

The following table summarizes the composition of other investments:

	2010	2011
	(in millions of yen)
Equity method investments	184,555	172,326
Investments held by consolidated investment companies	95,518	285,716
Other equity interests	567,855	494,534

Total other investments	847,928	952,576

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥5,057 million and ¥15,420 million, at March 31, 2010 and 2011, respectively. The aggregated market values of those marketable equity securities were ¥7,695 million and ¥20,398 million, respectively.

On September 22, 2010, the MHFG Group converted certain preferred shares of Orient Corporation (“Orico”) into the common shares of Orico. As a result of the effective acquisition of such common shares, the Group’s proportionate share to the total outstanding common shares of Orico increased to 27.1%. The Group’s proportionate share as of March 31, 2011 was 25.7%, and accordingly, the Group classifies its investment in Orico as equity method investments. Retroactive application of the equity method of accounting to the investments in Orico did not have a material effect on the Group’s consolidated results of operations, financial condition, or retained earnings. The Group and certain third parties still hold convertible preferred shares of Orico, and if fully converted, the Group’s proportionate share to the total outstanding common shares of Orico would increase to 58.0%.

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

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, for which the MHFG Group has neither significant influence nor control over the investees. These securities are

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2010 and 2011 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

6. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2010 and 2011:

	2010	2011
	(in millions of yen)
Domestic:
Manufacturing	8,065,169	7,617,139
Construction and real estate	7,854,069	7,308,324
Services	5,152,670	4,286,744
Wholesale and retail	5,306,409	5,313,766
Transportation and communications	3,237,678	3,228,202
Banks and other financial institutions	4,289,460	3,908,065
Government and public institutions	5,459,188	7,154,049
Other industries (1)	3,332,153	3,758,540
Individuals:
Mortgage loans	11,093,236	11,436,486
Other	788,335	745,065

Total domestic	54,578,367	54,756,380

Foreign:
Commercial and industrial	7,236,684	6,964,802
Banks and other financial institutions	1,721,861	2,587,531
Government and public institutions	292,466	453,066
Other (1)	31,503	9,662

Total foreign	9,282,514	10,015,061

Total	63,860,881	64,771,441
Less: Unearned income and deferred loan fees—net	78,030	81,627

Total loans before allowance for loan losses	63,782,851	64,689,814

Notes:

(1)	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.
(2)	The MHFG Group partially changed the category of industry sector to be consistent with class of financing receivables under ASU No.2010-20 which the Group adopted in the fiscal year ended March 31, 2011. Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.

Net losses on sales of loans were ¥49,822 million, ¥5,860 million and ¥886 million, of which valuation losses related to loans held for sale accounted for at the lower of cost or fair value were ¥37,922 million, ¥1,759 million and ¥645 million for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

The MHFG Group reclassified certain loans held for sale within Other assets to Loans at their lower of cost or fair value during the fiscal year ended March 31, 2009. See consolidated statements of cash flows for the amount reclassified.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit quality information

Under the MHFG Group’s credit risk management, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure.

Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurrence of losses for individual loan by taking into consideration various factors such as collateral or guarantee involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes.

Pool allocations are applied to small balance loans. The MHFG Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pool.

The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK, MHCB and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is sufficient.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of non-impaired loans based on the MHFG Group’s internal rating system at March 31, 2011:

	Normal obligors				Watch obligors excluding special attention obligors (1)
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)	Total
	(in millions of yen)
2011
Domestic:
Manufacturing	4,136,439	2,230,245	108,053	270,870	511,115	30,536	20,200	7,307,458
Construction and real estate	2,374,750	3,367,262	714,994	100,301	447,221	38,993	6	7,043,527
Services	1,908,978	1,737,894	216,879	10,935	268,270	35,884	—	4,178,840
Wholesale and retail	1,747,661	2,575,281	236,556	76,199	441,637	59,703	137	5,137,174
Transportation and communications	1,857,583	1,104,179	87,813	305	109,605	14,996	39	3,174,520
Banks and other financial institutions	2,897,448	783,833	1,963	765	220,569	80	—	3,904,658
Government and public institutions	7,081,238	—	—	72,811	—	—	—	7,154,049
Other industries	1,410,665	196,124	3,318	2,042,711	13,513	655	90,507	3,757,493
Individuals	—	203,805	11,273,403	239,229	59,371	111,055	4,902	11,891,765

Total domestic	23,414,762	12,198,623	12,642,979	2,814,126	2,071,301	291,902	115,791	53,549,484

Foreign:
Total foreign	5,015,595	2,754,922	1,717	1,157,535	901,673	82	67,864	9,899,388

Total	28,430,357	14,953,545	12,644,696	3,971,661	2,972,974	291,984	183,655	63,448,872

Notes:

(1)	Special attention obligors are watch obligors with restructured or 90 days or more delinquent debt. Loans to such obligors are not included in the table above, because the MHFG Group considers all such loans impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Loans held by subsidiaries other than MHBK, MHCB, and MHTB constitute Other, since their portfolio segments are not identical to those used by MHBK, MHCB, and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. The MHFG Group determines loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The table below presents impaired loans information at March 31, 2010 and 2011.

	Recorded investment (2)	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized (3)
	(in millions of yen)
2010

Impaired loans requiring an allowance for loan losses:
Total	1,107,860		434,987

Impaired loans not requiring an allowance for loan losses (1):
Total	296,418		—

Total:
Total	1,404,278		434,987	1,430,423	34,811

2011
Impaired loans requiring an allowance for loan losses:
Domestic:
Manufacturing	294,921	320,481	112,080	273,453	4,804
Construction and real estate	203,948	249,217	54,752	210,703	4,196
Services	93,168	108,673	30,783	129,262	1,973
Wholesale and retail	162,326	178,860	63,289	151,010	3,138
Transportation and communications	47,879	50,086	21,517	101,461	1,321
Banks and other financial institutions	3,353	3,865	1,388	13,184	94
Other industries	574	1,439	178	842	5
Individuals	118,013	136,296	11,220	95,610	2,646

Total domestic	924,182	1,048,917	295,207	975,525	18,177

Foreign:
Total foreign	103,104	107,602	38,137	100,394	2,014

Total	1,027,286	1,156,519	333,344	1,075,919	20,191

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Recorded investment (2)	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized (3)
	(in millions of yen)
2011

Impaired loans not requiring an allowance for loan losses (1):
Domestic:
Manufacturing	14,760	42,747	—	15,874	187
Construction and real estate	60,849	95,904	—	71,935	479
Services	14,736	53,407	—	19,870	324
Wholesale and retail	14,266	108,708	—	16,988	221
Transportation and communications	5,803	20,697	—	5,361	62
Banks and other financial institutions	54	6,262	—	233	1
Other industries	473	1,645	—	382	2
Individuals	171,773	188,799	—	151,303	1,455

Total domestic	282,714	518,169	—	281,946	2,731

Foreign:
Total foreign	12,569	69,430	—	17,021	159

Total	295,283	587,599	—	298,967	2,890

Total:
Domestic:
Manufacturing	309,681	363,228	112,080	289,327	4,991
Construction and real estate	264,797	345,121	54,752	282,638	4,675
Services	107,904	162,080	30,783	149,132	2,297
Wholesale and retail	176,592	287,568	63,289	167,998	3,359
Transportation and communications	53,682	70,783	21,517	106,822	1,383
Banks and other financial institutions	3,407	10,127	1,388	13,417	95
Other industries	1,047	3,084	178	1,224	7
Individuals	289,786	325,095	11,220	246,913	4,101

Total domestic	1,206,896	1,567,086	295,207	1,257,471	20,908

Foreign:
Total foreign	115,673	177,032	38,137	117,415	2,173

Total	1,322,569	1,744,118	333,344	1,374,886	23,081

Notes:

(1)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(2)	Amounts also represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is completely corresponded to the Group’s definition of impaired loans.
(3)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2011:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2011
Domestic:
Manufacturing	1,847	2,613	29,306	33,766	7,583,373	7,617,139
Construction and real estate	6,537	8,125	103,607	118,269	7,190,055	7,308,324
Services	3,916	1,836	21,631	27,383	4,259,361	4,286,744
Wholesale and retail	4,662	4,891	30,707	40,260	5,273,506	5,313,766
Transportation and communications	1,151	1,060	7,980	10,191	3,218,011	3,228,202
Banks and other financial institutions	1	8	264	273	3,907,792	3,908,065
Government and public institutions	—	—	—	—	7,154,049	7,154,049
Other industries	100	1	671	772	3,757,768	3,758,540
Individuals	42,851	22,411	137,040	202,302	11,979,249	12,181,551

Total domestic	61,065	40,945	331,206	433,216	54,323,164	54,756,380

Foreign:
Total foreign	8,550	6,224	14,975	29,749	9,985,312	10,015,061

Total	69,615	47,169	346,181	462,965	64,308,476	64,771,441

7. Allowance for loan losses

Changes in Allowance for loan losses for the fiscal years ended March 31, 2009 and 2010 are shown below:

	2009	2010
	(in millions of yen)
Balance at beginning of fiscal year	649,803	869,786

Provision (credit) for loan losses	567,396	222,102

Charge-offs	344,061	260,491
Less: Recoveries	28,881	53,808

Net charge-offs	315,180	206,683

Others (Note)	(32,233)	(5,772)

Balance at end of fiscal year	869,786	879,433

Note:	Others include primarily foreign exchange translation.

In accordance with ASC 450, a formula-based allowance utilizing historical loss factors, after adjusted for existing economic conditions where appropriate, is applied to groups of non-homogeneous loans and small balance, homogeneous loans which have not been identified as impaired. When management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than classified in the retail portfolio

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

segment are classified in the corporate portfolio segment. See Note 1 “Basis of presentation and summary of significant accounting policies” for further detail of the methodology used to determine allowance for loan losses and Note 6 “Loans” for further detail of obligor ratings and pool allocations.

The table below presents Allowance for loan losses and loans outstanding by portfolio segment at March 31, 2011:

	Corporate	Retail	Impaired loans	Other (3)	Total
	(in millions of yen)
2011

Allowance for loan losses:
Balance at beginning of fiscal year	305,832	23,141	431,611	118,849	879,433

Provision (credit) for loan losses	(60,120)	5,573	21,149	34,045	647

Charge-offs	—	—	166,527	18,063	184,590
Less: Recoveries	—	—	46,712	934	47,646

Net charge-offs	—	—	119,815	17,129	136,944

Others (1)	—	—	(7,926)	(680)	(8,606)

Balance at end of fiscal year	245,712	28,714	325,019	135,085	734,530

of which individually evaluated for impairment	2,028	—	245,073	53,424	300,525
of which collectively evaluated for impairment	243,684	28,714	79,946	81,661	434,005

Loans (2):
Balance at end of fiscal year	47,076,556	13,050,599	1,550,116	3,094,170	64,771,441

of which individually evaluated for impairment	38,058	—	1,139,475	51,421	1,228,954
of which collectively evaluated for impairment	47,038,498	13,050,599	410,641	3,042,749	63,542,487

Notes:

(1)	Others include primarily foreign exchange translation.
(2)	Amounts represent loan balances before deducting unearned income and deferred loan fees.
(3)	Amounts booked in subsidiaries other than MHBK, MHCB, and MHTB constitute Other, since their portfolio segments are not identical to those used by MHBK, MHCB, and MHTB.

Both the amount of provision for loan losses and charge-offs significantly increased in the fiscal year ended March 31, 2009 due mainly to the sharp downturn of the global economy.

Due mainly to an improvement in economic conditions, the amount of provision for loan losses and charge-offs significantly decreased in the fiscal year ended March 31, 2010.

Due mainly to upgrades in obligor category of some borrowers and other factors, the amount of provision for loan losses decreased in the fiscal year ended March 31, 2011.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Premises and equipment

Premises and equipment at March 31, 2010 and 2011 consist of the following:

	2010	2011
	(in millions of yen)
Land	242,056	266,827
Buildings	675,630	710,226
Equipment and furniture	461,359	466,667
Leasehold improvements	90,004	88,107
Construction in progress	22,421	28,777
Software	645,321	683,514

Total	2,136,791	2,244,118
Less: Accumulated depreciation and amortization	1,088,874	1,129,914

Premises and equipment—net	1,047,917	1,114,204

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2009, 2010 and 2011 was ¥146,191 million, ¥156,393 million and ¥162,128 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥46,022 million and ¥47,074 million at March 31, 2010 and 2011, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2010 and 2011 amounted to ¥33,962 million and ¥28,954 million, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2009, 2010 and 2011 were as follows:

	Global Corporate Group	Global Retail Group	Total
	(in millions of yen)
2009
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Balance at end of fiscal year	—	15,016	15,016

Gross amount of goodwill	25,715	39,559	65,274
Accumulated impairment losses	25,715	24,543	50,258

2010
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Balance at end of fiscal year	—	15,016	15,016

Gross amount of goodwill	25,715	39,559	65,274
Accumulated impairment losses	25,715	24,543	50,258

2011
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired	1,973	—	1,973
Impairment losses recognized	—	9,379	9,379
Balance at end of fiscal year	1,973	5,637	7,610

Gross amount of goodwill	27,688	39,559	67,247
Accumulated impairment losses	25,715	33,922	59,637

Goodwill in the Global Retail Group is entirely related to the MHIS operating segment. Due to an adverse change in the business climate during the fiscal year ended March 31, 2011, it was determined that the carrying amount of the segment exceeded its fair value, which was calculated based on the quoted market price of MHIS’s common stock, as of March 31, 2011, the date of the annual impairment test. Therefore, a goodwill impairment loss of ¥9,379 million was recognized in the Global Retail Group during the fiscal year ended March 31, 2011.

Goodwill acquired in the Global Corporate Group during the fiscal year ended March 31, 2011 is entirely related to the acquisition of Eurekahedge Pte, LTD.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2010 and 2011.

	2010			2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	73,949	3,193	70,756	73,949	8,347	65,602
Other	2,867	2,384	483	2,587	2,190	397

Total	76,816	5,577	71,239	76,536	10,537	65,999

Intangible assets not subject to amortization:
Total	9,755	—	9,755	9,768	—	9,768

Total	86,571	5,577	80,994	86,304	10,537	75,767

Note:	Customer relationships were acquired by the merger of MHSC and Shinko. See Note 3 “Business combination” for further information.

For the fiscal years ended March 31, 2009, 2010, and 2011, the MHFG Group recognized ¥200 million, ¥3,917 million, and ¥5,292 million, respectively, of amortization expenses for intangible assets.

The table below presents the estimated aggregate amortization expenses for intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2012	5,443
2013	5,572
2014	5,669
2015	5,331
2016	5,042

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Pledged assets and collateral

The following amounts, by balance sheet classifications, have been pledged as collateral for borrowings and for other purposes at March 31, 2010 and 2011:

	2010	2011
	(in billions of yen)
Interest-bearing deposits in other banks	101	52
Trading account assets	10,231	9,747
Available-for-sale securities	13,092	18,000
Loans	8,711	9,520
Other assets	987	649

Total	33,122	37,968

The associated liabilities collateralized by the above assets at March 31, 2010 and 2011 are summarized below:

	2010	2011
	(in billions of yen)
Deposits	653	825
Call money and funds purchased	1,959	1,878
Payables under repurchase agreements	5,608	4,599
Payables under securities lending transactions	6,052	4,750
Other short-term borrowings	4,696	9,301
Long-term debt	3,475	4,989

Total	22,443	26,342

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2010 and 2011, the reserve funds maintained by the MHFG Group, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥3,731 billion and ¥7,847 billion, respectively.

At March 31, 2010 and 2011, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥15,251 billion and ¥15,275 billion, respectively, of which ¥13,538 billion and ¥13,504 billion, respectively, were sold or repledged. Such collateral was primarily obtained under resale or securities borrowing agreements, and was used generally as collateral under repurchase or securities lending agreements, or to cover short sales.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2011) or more as well as the balances of those deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2010 and 2011 are as follows:

	2010	2011
	(in millions of yen)
Domestic offices:
Time deposits	18,759,823	17,655,932
Certificates of deposit	8,563,870	7,853,270

Total	27,323,693	25,509,202

Foreign offices:
Time deposits	5,704,577	6,166,293
Certificates of deposit	1,723,924	1,796,966

Total	7,428,501	7,963,259

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2010 and 2011 was ¥606 billion and ¥582 billion, respectively.

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2011 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	23,429,136	7,852,760	31,281,896
Due after one year through two years	1,888,554	510	1,889,064
Due after two years through three years	1,312,042	—	1,312,042
Due after three years through four years	247,039	—	247,039
Due after four years through five years	267,861	—	267,861
Due after five years	125,580	—	125,580

Total	27,270,212	7,853,270	35,123,482

Foreign offices:
Due in one year or less	6,304,090	1,796,966	8,101,056
Due after one year through two years	6,678	—	6,678
Due after two years through three years	20,337	—	20,337
Due after three years through four years	111	—	111
Due after four years through five years	1,845	—	1,845
Due after five years	2,100	—	2,100

Total	6,335,161	1,796,966	8,132,127

Total	33,605,373	9,650,236	43,255,609

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Debentures

MHBK issues debentures denominated in Japanese yen with fixed interest rate to private investors as a source of funding for its operational needs. The following table presents interest rates and maturities of debentures:

	Interest rates	Maturities	2010	2011
	(%)		(in millions of yen)
Five-year coupon debentures	0.06 – 0.66	Apr.2011-Apr.2016	1,517,798	740,933

Note: Interest rates and maturities shown are as of March 31, 2011.

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

On April 1, 2010, the MHFG Group consolidated certain guaranteed principal money trusts. See Note 27 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

14. Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2010 and 2011 is comprised of the following:

	2010	2011
	(in millions of yen)
Obligations under capital leases	19,782	23,794
Loan participation borrowings	186,200	69,937
Senior borrowings and bonds	3,517,969	4,550,298
Subordinated borrowings and bonds	4,758,483	4,309,467

Total	8,482,434	8,953,496

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2010	2011
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0-10	Apr. 2011-Jul. 2040	2,486,198	3,007,615
fixed rate denominated in U.S. dollars	0-7.49	Oct. 2011-Sep. 2038	4,810	5,288
fixed rate denominated in other currencies	6.16-7.37	Jun. 2011-Jan. 2012	24,842	11,243
floating rate denominated in Japanese yen	0-14.8	Apr. 2011-Sep. 2041	814,498	1,231,317
floating rate denominated in U.S. dollars	0-10	Apr. 2011-Jul. 2047	187,577	294,202
floating rate denominated in other currencies	0-2.2	Nov. 2012-May 2015	44	633

Total			3,517,969	4,550,298

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	1.1-4.74	Apr. 2011-Perpetual	3,627,819	3,536,156
fixed rate denominated in U.S. dollars	5.89-14.91	Apr. 2014-Perpetual	484,902	246,290
fixed rate denominated in Euro	4.98	Perpetual	63,324	59,588
floating rate denominated in Japanese yen	0.49-3.99	Apr. 2011-Perpetual	505,004	406,318
floating rate denominated in U.S. dollars	0.69-1.16	May 2016-Jan. 2018	69,315	61,115
floating rate denominated in Euro			8,119	—

Total			4,758,483	4,309,467

Total			8,276,452	8,859,765

Notes:

(1)	The interest rates shown are the range of contractual rates in effect at March 31, 2011.
(2)	Maturity information shown is the range of maturities at March 31, 2011.
(3)	None of the long-term debt issues listed above is convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2011:

(in millions of yen)
Fiscal years ending March 31:
2012	961,550
2013	872,224
2014	749,520
2015	1,090,918
2016	1,092,532
2017 and thereafter	4,186,752

Total	8,953,496

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2010 and 2011:

	2010	2011
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	1,627,189	841,542
Collateral provided for derivative transactions	852,895	529,967
Financial Stabilization Funds	318,112	330,153
Security deposits	111,828	106,881
Miscellaneous receivables	60,115	84,861
Loans held for sale	45,072	10,411
Other	455,293	437,734

Total	3,470,504	2,341,549

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,407,575	1,424,490
Guaranteed trust principal	—	578,283
Factoring amounts owed to customers	305,597	335,944
Collateral accepted for derivative transactions	539,515	322,960
Miscellaneous payables	463,077	249,487
Matured debentures	179,012	150,241
Unearned income	145,357	146,536
Accrued pension liability	29,748	102,392
Other	724,171	768,556

Total	3,794,052	4,078,889

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

The MHFG Group made deposits with the Funds amounting to ¥359,017 million during the fiscal year ended March 31, 1997. The deposits are expected to mature in 15 years from the deposit date. The deposits were discounted to their present value at the time of the deposit and the discount is being accreted over the expected period to maturity using the interest method. The carrying amount of the deposits as of March 31, 2010 and 2011 was ¥318,112 million and ¥330,153 million, respectively.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Matured debentures

Matured debentures represent the principal balance of debentures that have reached maturity but have not yet been repaid to customers.

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, which the MHFG Group provides guarantees for the repayment of principal. See Note 27 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

16. Preferred stock

The composition of preferred stock at March 31, 2009, 2010 and 2011 is as follows:

2009	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock(Note)	914,752	1,369,512,000	914,752,000	2,801,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	2,801,000

2010	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	415,471,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	415,471,000

2011	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	497,866,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	497,866,000

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

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

Eleventh series class XI preferred stock is convertible into common stock at the option of the holder. Material terms and conditions of conversion are as follows:

	Conversion period	Conversion ratio (Note)
Eleventh series class XI preferred stock	July 1, 2008 to June 30, 2016	¥1,000/(conversion price), where the conversion price after adjustment is ¥284.90 on or after July 31, 2010; to be reset on July 1 of each year between 2011 and 2015 (each, a “Reset Date”) as ¥1,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the Tokyo Stock Exchange (“TSE”) for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price after adjustment effective as of the day before the relevant Reset Date, provided that the conversion price shall not be less than ¥284.90.

Note:	Subject to adjustment, where issuance or disposal by MHFG of common stock for a price below the “current market price”, a stock split, issuance of securities convertible into common stock at a price below the “current market price” at the time of issuance thereof or determination of the conversion price thereof, merger or amalgamation, or a capital decrease or stock consolidation occurs and in certain other circumstances.

Each share of preferred stock which has not been converted as described above by the end of the relevant conversion period will be converted into common stock on the day following the end of the conversion period on the following terms:

	Conversion date	Conversion ratio
Eleventh series class XI preferred stock	July 1, 2016	¥1,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2016, provided that the current market price shall not be less than ¥284.90.

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2009, 2010 and 2011 were as follows. On January 4, 2009, MHFG abolished the fractional share

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares has increased a thousandfold.

Class of stock	Issued at March 31, 2008	Cancelled	Allotment	Issued at March 31, 2009	Net change	Issued at March 31, 2010	Net change	Issued at March 31, 2011
	(number of shares)
Eleventh series class XI preferred stock (Note)	943,740	(28,988)	913,837,248	914,752,000	—	914,752,000	—	914,752,000
Thirteenth series class XIII preferred stock	36,690	—	36,653,310	36,690,000	—	36,690,000	—	36,690,000

Total	980,430	(28,988)	950,490,558	951,442,000	—	951,442,000	—	951,442,000

Class of stock	Aggregate amount at March 31, 2008	Cancelled	Aggregate amount at March 31, 2009	Net change	Aggregate amount at March 31, 2010	Net change	Aggregate amount at March 31, 2011
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	943,740	(28,988)	914,752	—	914,752	—	914,752
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	—	36,690

Total	980,430	(28,988)	951,442	—	951,442	—	951,442

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

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

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2009, 2010, and 2011 were as follows:

	2009	2010	2011
	(shares)
Balance at beginning of fiscal year	11,396,255	11,178,940,660	15,494,397,690
Issuance of new shares of common stock by conversion of Eleventh series class XI preferred stock	59,186	1,315,457,030	287,787,630
Issuance of new shares of common stock by public offering	—	2,804,400,000	5,609,000,000
Issuance of new shares of common stock by way of third-party allotment	—	195,600,000	391,000,000
Cancellation of common stock	(276,500)	—	—
Allotment of common stock	11,167,761,719	—	—

Balance at end of fiscal year	11,178,940,660	15,494,397,690	21,782,185,320

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Dividends

The amount available for dividends under the Company Law is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2011, MHFG’s capital stock, capital surplus, and retained earnings were ¥2,181,375 million, ¥1,025,652 million, and ¥1,441,554 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches to one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2011 was ¥1,030,002 million, of which ¥1,025,652 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for legal reserve, the Company Law and the Banking Law impose certain limitations on the amount available for dividends. Under the Company Law, MHFG’s maximum amount available for dividends, at March 31, 2011, was ¥1,434,007 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Law and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier 1 capital for capital adequacy purposes. See Note 19 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

Dividends on preferred stock and common stock during the fiscal years ended March 31, 2009, 2010, and 2011 were as follows:

2009	Cash dividends

Class of stock	Per share (1)	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,875
Thirteenth series class XIII preferred stock	30	1,101
Common stock	10	113,922

Total		133,898

2010	Cash dividends

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,239
Thirteenth series class XIII preferred stock	30	1,101
Common stock	10	111,676

Total		131,016

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2011	Cash dividends

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	9,985
Thirteenth series class XIII preferred stock	30	1,101
Common stock	8	123,880

Total		134,966

Notes:
(1)	An allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. Dividends per share for the fiscal year ended March 31, 2009 have been adjusted retroactively to reflect the allotment.
(2)	Dividends paid on treasury stock are excluded.

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

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, the MHFG Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from the Group’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following three tiers: Tier 1 capital; Tier 2 capital; and Tier 3 capital. Tier 1 capital generally consists of shareholders’ equity less any recorded goodwill, unrealized losses (net of taxes) on valuation of certain securities classified as “other securities” under Japanese GAAP which is similar to available-for-sale securities under U.S.GAAP, consolidation adjustment accounts and others. Tier 2 capital generally consists of: general reserve for possible losses on loans, equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the standardized approach; 45% of each of the unrealized gains on “other securities” and the unrealized appreciation in the value of land; the balance of subordinated perpetual debt; and the balance of subordinated term debt with an original maturity of over five years and preferred term shares up to 50% of Tier 1 capital. Tier 2 capital may be included in a bank’s risk-based capital up to the amount equivalent to Tier 1 capital, less Tier 3 capital if market risk is taken into account in the capital adequacy ratio calculation. Tier 3 capital consists of the balance of subordinated term debt with original maturity of at least two years. Tier 3 capital may be included in total risk-based capital subject to certain conditions, depending on the measure for market risk equivalent and the amount of Tier 1 capital.

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

In December 2008, the Financial Services Agency implemented special temporary measures, applicable through March 2012, which (i) allow Japanese banks and bank holding companies with international operations to elect not to add unrealized gains on valuation of bonds with a zero risk weighting to Tier 2 capital and not to deduct unrealized losses on valuation of bonds with a zero risk weighting from Tier 1 capital, and (ii) require Japanese banks and bank holding companies with only domestic operations not to deduct unrealized losses on valuation of “other securities” under Japanese GAAP (including equity securities) from Tier 1 capital. The Japanese capital adequacy requirements applicable to Japanese banks and bank holding companies with only domestic operations do not allow unrealized gains on “other securities” to be added to Tier 2 capital before or after this special temporary measures.

If the capital adequacy ratio of a financial institution falls below the required level, the Financial Services Agency may, depending upon the extent of capital deterioration, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations, or other actions that could have a material effect on its financial statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2010 and 2011 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	2010		2011
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,275	4.00	2,068	4.00
Actual	5,173	9.09	6,170	11.93
Total risk-based capital:
Required	4,549	8.00	4,136	8.00
Actual	7,658	13.46	7,911	15.30
MHCB:
Tier 1 capital:
Required	1,245	4.00	1,125	4.00
Actual	3,914	12.57	4,529	16.10
Total risk-based capital:
Required	2,490	8.00	2,250	8.00
Actual	4,983	16.00	5,287	18.80
MHBK:
Tier 1 capital:
Required	482	2.00	457	2.00
Actual	1,866	7.74	2,375	10.38
Total risk-based capital:
Required	964	4.00	915	4.00
Actual	3,105	12.88	3,411	14.91
MHTB:
Tier 1 capital:
Required	112	4.00	98	4.00
Actual	281	10.07	297	12.11
Total risk-based capital:
Required	223	8.00	196	8.00
Actual	439	15.73	400	16.34
Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,111	4.00	1,025	4.00
Actual	3,330	11.99	4,054	15.82
Total risk-based capital:
Required	2,221	8.00	2,049	8.00
Actual	4,908	17.68	5,212	20.34
MHBK:
Tier 1 capital:
Required	466	2.00	442	2.00
Actual	1,825	7.83	2,329	10.54
Total risk-based capital:
Required	931	4.00	884	4.00
Actual	3,021	12.97	3,318	15.02
MHTB:
Tier 1 capital:
Required	110	4.00	96	4.00
Actual	280	10.21	296	12.28
Total risk-based capital:
Required	219	8.00	193	8.00
Actual	437	15.97	399	16.54

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty, and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer.

Management believes, as of March 31, 2011, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Business improvement orders

In May 2011, the Financial Services Agency issued business improvement orders to MHFG and MHBK in connection with the computer system failures that occurred in March 2011. The business improvement orders require them to carry out promptly the measures to improve business and to prevent the recurrence of the failure. The MHFG Group has been and will be rigidly implementing plans for improvements and counter-measures in order to surely prevent computer system failures from occurring again.

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

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2009, 2010 and 2011:

	2009	2010	2011
	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG shareholders	(1,058,447)	999,689	412,669
Less: Net income (loss) attributable to preferred shareholders	19,340	11,086	9,438

Net income (loss) attributable to common shareholders	(1,077,787)	988,603	403,231

Effect of dilutive securities:
Convertible preferred stock	— (1)	9,986	8,337
Stock compensation-type stock options	—	(25)	(19)

Net income (loss) attributable to common shareholders after assumed conversions	(1,077,787)	998,564	411,549

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2009		2010		2011
	(thousands of shares)
Shares:
Weighted average common shares outstanding	11,231,269		14,013,058		19,722,818

Effect of dilutive securities:
Convertible preferred stock	—	(1)	2,181,091	(2)	1,682,139	(2)
Stock compensation-type stock options	—		6,663		10,152

Weighted average common shares after assumed conversions	11,231,269		16,200,812		21,415,109

	2009	2010	2011
	(in yen)
Amounts per common share:
Basic net income (loss) per common share	(95.96)	70.55	20.44

Diluted net income (loss) per common share	(95.96)	61.64	19.22

Notes:
(1)	For the fiscal year ended March 31, 2009, the computation of diluted earnings per common share did not assume conversion of convertible preferred stock, as the effect of such conversion would be anti-dilutive due to the net loss.
(2)	For the fiscal years ended March 31, 2010 and 2011, the number of the dilutive common shares is based on the applicable conversion prices.

21. Income taxes

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2009, 2010 and 2011:

	2009	2010	2011
	(in millions of yen)
Current:
Domestic	10,013	10,975	6,951
Foreign	40,773	6,138	11,412

Total current tax expense	50,786	17,113	18,363

Deferred:
Domestic	709,625	(378,678)	174,667
Foreign	1,497	1,370	197

Total deferred tax expense	711,122	(377,308)	174,864

Total income tax expense	761,908	(360,195)	193,227

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The preceding table does not reflect the tax effects of items recorded directly in Shareholders’ equity for the fiscal years ended March 31, 2009, 2010 and 2011. The detailed amounts recorded directly in Shareholders’ equity are as follows:

	2009	2010	2011
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(660,961)	361,234	(131,416)
Less: reclassification adjustments (Note)	142,606	(54,757)	(32,473)

Total	(518,355)	306,477	(163,889)

Pension liability adjustments:
Unrealized gains (losses)	(65,728)	9,051	(42,090)
Less: reclassification adjustments	2,715	14,481	6,206

Total	(63,013)	23,532	(35,884)

Total tax effect before allocation to noncontrolling interests	(581,368)	330,009	(199,773)

Note:	The amount for the fiscal year ended March 31, 2011 is presented based on the balance of AOCI at the point of its realization into earnings. The amounts for the fiscal years ended March 31, 2009 and 2010, which were previously presented based on the beginning balances of AOCI, are presented in the same manner to conform to the current year presentation.

Since the MHFG Group does not have the intention to divest its foreign subsidiaries in the foreseeable future, deferred taxes are not provided on the temporary differences related to foreign currency translation adjustments.

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to actual income tax expense for the fiscal years ended March 31, 2009, 2010 and 2011:

	2009	2010	2011
	(in millions of yen, except tax rates)
Income (loss) before income tax expense	(358,094)	686,455	611,357
Effective statutory tax rate	40.69%	40.69%	40.69%

Income tax calculated at the statutory tax rate	(145,709)	279,319	248,761
Income not subject to tax	(15,658)	(23,207)	(17,334)
Expenses not deductible for tax purposes	1,823	1,496	1,517
Tax rate differentials of subsidiaries	(11,923)	650	3,288
Change in valuation allowance	1,256,799	(1,104,610)	(135,867)
Change in undistributed earnings of subsidiaries	(19,706)	10,384	10,724
Change in net operating loss carryforwards resulting from intercompany capital transactions	(351,991)	(1,400)	1,484
Expiration of net operating loss carryforwards	15,915	481,805	76,903
Business combination (Note 3)	—	(38,721)	—
Other	32,358	34,089	3,751

Income tax expense	761,908	(360,195)	193,227

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets at March 31, 2010 and 2011 are as follows:

	2010	2011
	(in millions of yen)
Deferred tax assets:
Investments	1,155,141	1,096,761
Allowance for loan losses	487,488	416,785
Trading account assets	74,713	92,192
Prepaid pension cost and accrued pension liabilities	40,688	71,690
Financial Stabilization Funds	16,615	11,729
Premises and equipment	15,062	6,757
Undistributed earnings of subsidiaries	4,799	—
Net operating loss carryforwards	1,996,444	1,790,354
Other	300,133	302,407

	4,091,083	3,788,675
Valuation allowance	(2,603,292)	(2,478,130)

Deferred tax assets, net of valuation allowance	1,487,791	1,310,545

Deferred tax liabilities:
Available-for-sale securities	550,640	354,710
Derivative financial instruments	43,447	32,172
Undistributed earnings of subsidiaries	—	5,925
Other	79,252	76,121

Deferred tax liabilities	673,339	468,928

Net deferred tax assets	814,452	841,617

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation in the consolidated balance sheets.

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies available in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets would be deductible, management believed it was more likely than not that the MHFG Group would realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2010 and 2011.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2011, the MHFG Group had net operating loss carryforwards totaling ¥4,501 billion. These net operating losses are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2012	519
2013	2,691
2014	16
2015	6
2016	897
2017 and thereafter	372

Total	4,501

Included in net operating loss carryforwards in the above table are carryforwards of the holding company and a subsidiary of ¥3,512 billion resulting mainly from intercompany capital transactions. The tax effect of these carryforwards is offset by a full valuation allowance.

The total amount of unrecognized tax benefits including ¥602 million and ¥651 million interest and penalties was ¥4,193 million and ¥1,829 million at March 31, 2010 and 2011, respectively, of which ¥2,596 million and ¥1,829 million would, if recognized, affect the Group’s effective tax rate, respectively. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2010 and 2011:

	2010	2011
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	11,639	4,193

Gross amount of increases related to positions taken during prior years	3,394	117
Gross amount of increases related to positions taken during the current year	—	20
Amount of decreases related to settlements	(10,306)	(2,218)
Foreign exchange adjustments	(534)	(283)

Total unrecognized tax benefits at end of fiscal year	4,193	1,829

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2003, 2002 and 2003, respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized for contributions to the plans for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥1,987 million, ¥3,391 million and ¥3,601 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2009, 2010 and 2011 includes the following components:

	2009	2010	2011
	(in millions of yen)
Service cost-benefits earned during the fiscal year	23,668	27,342	27,761
Interest costs on projected benefit obligation	25,192	25,062	25,182
Expected return on plan assets	(52,273)	(15,120)	(40,209)
Amortization of prior service benefit	(375)	(318)	(319)
Amortization of net actuarial loss (gain)	6,297	36,483	15,532
Special termination benefits	7,440	4,387	4,222
Loss on settlement	1,791	—	—
Gain on curtailment	(748)	—	—

Net periodic benefit cost	10,992	77,836	32,169

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2010 and 2011 were summarized as follows:

	2010	2011
	(in millions of yen)
Net actuarial gain (loss)	196,508	(130,169)
Amortization of net actuarial loss (gain)	36,483	15,532
Amortization of prior service benefit	(318)	(319)

Total recognized in other comprehensive income (loss) before-tax	232,673	(114,956)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2011, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service benefit and actuarial loss over the next fiscal year, are estimated to be ¥318 million and ¥25,594 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2009	2010	2011
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	1.93%	1.93%	1.83%
Rates of increase in future compensation level	1.93-6.27%	2.13-6.12%	2.28-6.15%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	1.99%	1.93%	1.93%
Rates of increase in future compensation level	1.61-5.62%	1.93-6.27%	2.13-6.12%
Expected rates of return on plan assets	3.92%	1.49%	3.10%

In estimating the discount rates, the MHFG Group uses interest rates on high-quality fixed-income government and corporate bonds that received a rating of AA(Aa) or higher from rating agencies. The durations of such bonds closely match those of the benefit obligations. Assumed discount rates are reevaluated at each measurement date. The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2010 and 2011 for the plans of MHFG and its subsidiaries:

	2010	2011
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,256,538	1,306,349
Service cost	27,342	27,761
Interest cost	25,062	25,182
Plan participants’ contributions	1,200	1,196
Business combination (1)	45,586	—
Actuarial loss (gain)	13,494	33,171
Foreign currency exchange rate changes	(19)	(1,112)
Benefits paid	(45,442)	(46,461)
Lump-sum payments	(17,412)	(17,770)

Benefit obligation at end of fiscal year (2)	1,306,349	1,328,316

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,005,422	1,276,783
Actual return (negative return) on plan assets	225,154	(56,880)
Foreign currency exchange rate changes	(58)	(829)
Business combination (1)	35,216	—
Employer contributions	55,291	52,249
Plan participants’ contributions	1,200	1,196
Benefits paid	(45,442)	(46,461)

Fair value of plan assets at end of fiscal year	1,276,783	1,226,058

Funded status	(29,566)	(102,258)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	182	134
Accrued pension liability	(29,748)	(102,392)

Net amount recognized	(29,566)	(102,258)

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefit	2,298	1,979
Net actuarial gain (loss)	(293,337)	(407,974)

Net amount recognized	(291,039)	(405,995)

Notes:

(1)	Business combination represents the effect of merger of MHSC and Shinko.
(2)	The aggregated accumulated benefit obligations of these plans were ¥1,280,344 million and ¥1,301,798 million, respectively, as of March 31, 2010 and 2011. The defined benefit plans generally employ a multi-variable and non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2010 and 2011:

	2010	2011
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	1,303,701	1,327,682
Fair value of plan assets	1,273,953	1,225,290
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	82,742	1,301,163
Fair value of plan assets	59,194	1,225,290

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

Investment policies and asset allocation

In managing plan assets, the MHFG Group determines the appropriate levels of risk that the Group can assume under the given circumstances to maximize the investment returns from a long-term perspective while ensuring that the sufficient funds will be available to plan participants and beneficiaries. Generally, the investment returns are relative to the risks involved. In considering the maximum levels of risk that the MHFG Group can assume, it primarily considers the following factors; the employers’ burden of maintaining the benefit plans based on the design of the plans and future plan contributions, the age distribution of the plan participants and beneficiaries, the financial conditions of the employers, and the employers’ ability to absorb future variability in plan premiums. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset category such as Japanese equity securities, Japanese debt securities, foreign equity securities and foreign debt securities. Additionally, the asset allocation is reviewed whenever there are large fluctuations in pension plan liabilities caused by modifications of pension plans, or there are changes in the market environment. When selecting an investment in each asset category, the MHFG Group takes into consideration credit standing of an investee, concentration of credit risk to a certain investee, liquidity of a financial instrument, etc. The investments in each asset category are further diversified across funds, strategies, sectors, etc. There is no significant investment in a single investee except Japanese government bonds.

Certain subsidiaries of MHFG established employee retirement benefit trusts and transferred their assets to the trusts as plan assets. These assets are separated from employer’s proprietary assets for the payment to the plan beneficiaries. The assets held in these trusts are primarily Japanese equity securities and have been entrusted directly to qualified trustees including trust banks.

The plan assets designated to the TQPPs have been invested in assets with low investment risk because the plans have already been closed to new participants.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets excluding those of the employee retirement benefit trusts at March 31, 2011 is as follows:

Asset category	Asset ratio
Japanese equity securities	16.00%
Japanese debt securities	34.00%
Foreign equity securities	16.00%
Foreign debt securities	20.00%
General account of life insurance companies	14.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest rate.

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2010 and 2011, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 29 “Fair value”.

	2010						2011
	Level 1		Level 2		Level 3	Total	Level 1		Level 2		Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	606		—		—	606	533		—		—	533
Pooled funds (2)	—		65		—	65	—		67		—	67
Japanese debt securities:
Government bonds	117		—		—	117	161		—		—	161
Pooled funds (2)	—		37		—	37	—		40		—	40
Other	—		28		—	28	—		8		—	8
Foreign equity securities:
Common stocks	48		—		—	48	46		—		—	46
Pooled funds (2)	—		83		—	83	—		71		—	71
Foreign debt securities:
Government bonds	74		6		—	80	60		5		—	65
Pooled funds (2)	—		54		—	54	—		48		—	48
Other	—		17		—	17	—		13		—	13
General account of life insurance companies (3)	—		102		—	102	—		105		—	105
Hedge funds	—		—		1	1	—		—		1	1
Other	45	(4)	(6	) (5)	—	39	70	(4)	(2	) (5)	—	68

Total assets at fair value	890		386		1	1,277	870		355		1	1,226

Notes:

(1)	This class includes equity securities held in the employee retirement benefit trusts of ¥575 billion and ¥504 billion at March 31, 2010 and 2011, respectively, which are well-diversified across industries.
(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at their net asset values per share and can be redeemable within short-term period upon request.
(3)	Investments in this class are measured at conversion value.
(4)	Amounts primarily include cash and short-term assets carried at fair value.
(5)	Amounts primarily include foreign exchange contracts carried at fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value amount of Level 3 assets, consisting of hedge funds, was ¥1 billion and ¥1 billion at March 31, 2010 and 2011, respectively. Amounts of actual returns on and purchases and sales of these assets during the fiscal years ended March 31, 2010 and 2011 were not significant.

Contributions

A contribution of approximately ¥49 billion is expected to be paid to the pension plans in the fiscal year ending March 31, 2012, based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2012	62,219
2013	64,229
2014	66,626
2015	68,668
2016	70,764
2017-2021	359,932

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Directors of MHFG, MHBK, and MHCB

The following is a summary of the stock-based compensation plan of MHFG, MHBK and MHCB for the fiscal year ended March 31, 2011:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	9,290,000	1
Granted during fiscal year	6,808,000	1
Exercised during fiscal year	3,760,000	1

Outstanding at end of fiscal year	12,338,000	1	18.91	1,690

Exercisable at end of fiscal year	266,000	1	18.96	36

There are no non-vested stock options remaining as of March 31, 2011.

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

	For the stock acquisition rights granted during the fiscal year ended March 31,
	2010	2011
Risk-free interest rate	0.22%	0.13%
Expected volatility	67.18%	59.55%
Expected remaining term (in years)	1.86	2.00
Expected dividend yield	4.35%	4.55%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2010 and 2011 was ¥168,690 and ¥119,520, respectively.

The compensation cost related to this plan recognized in income was ¥1,033 million, ¥984 million and ¥814 million during the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For Directors of MHTB

The following is a summary of the stock-based compensation plan of MHTB for the fiscal year ended March 31, 2011:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	2,824,000	1
Granted during fiscal year	2,586,000	1
Exercised during fiscal year	846,000	1

Outstanding at end of fiscal year	4,564,000	1	18.78	338

Exercisable at end of fiscal year	—	—	—	—

There are no non-vested stock options remaining as of March 31, 2011.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The assumptions used are the same as those of the aforementioned plan for Directors of MHFG, MHBK, and MHCB except that the underlying security is MHTB common stock.

	For the stock acquisition rights granted during the fiscal year ended March 31,
	2010	2011
Risk-free interest rate	0.23%	0.15%
Expected volatility	49.14%	47.67%
Expected remaining term (in years)	1.84	2.00
Expected dividend yield	0%	1.37%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2010 and 2011 was ¥110,000 and ¥70,030, respectively.

The compensation cost related to this plan recognized in income was ¥155 million, ¥192 million and ¥181 million during the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

For Directors of MHSC

The following is a summary of the stock-based compensation plan of MHSC for the fiscal year ended March 31, 2011:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	1,199,000	1
Granted during fiscal year	1,972,000	1
Exercised during fiscal year	536,000	1
Forfeited during fiscal year	14,000	1

Outstanding at end of fiscal year	2,621,000	1	19.03	577

Exercisable at end of fiscal year	—	—	—	—

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There are no non-vested stock options remaining as of March 31, 2011.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The assumptions used are the same as those of the aforementioned plan for Directors of MHFG, MHBK, and MHCB except that the underlying security is MHSC common stock.

	For the stock acquisition rights granted during the fiscal year ended March 31,
	2010	2011
Risk-free interest rate	0.38%	0.18%
Expected volatility	51.64%	50.47%
Expected remaining term (in years)	3.03	3.27
Expected dividend yield	1.55%	2.42%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2010 and 2011 was ¥306,210 and ¥190,280, respectively.

The compensation cost related to this plan recognized in income was ¥372 million and ¥373 million during the fiscal years ended March 31, 2010 and 2011, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes notional and fair value amounts of derivative instruments outstanding as of March 31, 2010 and 2011. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement in the consolidated balance sheets as well as the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2010	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	882,799	—	12,187	—	11,738
Foreign exchange contracts	79,510	—	3,457	6	3,168
Equity-related contracts	2,653	—	158	—	171
Credit-related contracts	10,204	—	116	—	104
Other contracts	1,011	—	123	—	101

Total	976,177	—	16,041	6	15,282

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2011	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	854,186	—	9,964	—	9,541
Foreign exchange contracts	79,757	—	2,845	1	2,464
Equity-related contracts	3,242	—	154	—	150
Credit-related contracts	8,934	—	59	—	39
Other contracts	803	—	104	—	87

Total	946,922	—	13,126	1	12,281

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting arrangements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which amounts were ¥853 billion and ¥540 billion at March 31, 2010, and ¥530 billion and ¥323 billion at March 31, 2011, respectively.

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

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2010 and 2011:

	Gains (losses) recorded in income
2010	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(14,200)	13,771	—	(429)

Total	(14,200)	13,771	—	(429)

	Gains (losses) recorded in income
2011	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(1,784)	1,589	—	(195)

Total	(1,784)	1,589	—	(195)

The MHFG Group had net loss excluded from assessment of effectiveness of ¥8,849 million for the fiscal year ended March 31, 2009. No ineffectiveness was recognized in earnings for the fiscal year.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2010 and 2011:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2010		2011
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(4,489)	—	43,740	5,168

Total	(4,489)	—	43,740	5,168

Note:	Related to the effective portion of net investment hedges, Accumulated other comprehensive income (loss) of ¥0 million and ¥(1,144) million were reclassified to earnings for the fiscal years ended March 31, 2010 and 2011, respectively. No amount was excluded from the assessment of effectiveness of net investment hedges during the fiscal years ended March 31, 2010 and 2011.

The MHFG Group had net gain of ¥87,176 million at March 31, 2009, in foreign currency translation adjustment within Accumulated other comprehensive income (loss).

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), CMBS, CLO and other similar assets. Such derivatives are accounted for as trading positions. The change in fair value of those instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2010 and 2011:

	Gains (losses) recorded in income
	2010	2011
	(in millions of yen)
Interest rate contracts (1)	115,416	250,222
Foreign exchange contracts	111,845	(105,504)
Equity-related contracts	(22,841)	11,223
Credit-related contracts (2)	(97,215)	(15,220)
Other contracts	(2,103)	1,943

Total	105,102	142,664

Notes:

(1)	The net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	The amounts include the net loss of ¥90,642 million and ¥8,207 million on the credit derivatives hedging the credit risk in loans during the fiscal years ended March 31, 2010 and 2011, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2010 and 2011:

	2010		2011
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written
Investment grade	2,630	(12)	2,509	—
Non-investment grade	2,224	(44)	1,935	6

Total	4,854	(56)	4,444	6

Credit protection purchased	5,363	68	4,520	15

Note:	Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2010 and 2011:

	Maximum payout/Notional amount
	2010	2011
	(in billions of yen)
One year or less	790	1,212
After one year through five years	3,729	3,024
After five years	335	208

Total	4,854	4,444

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on March 31, 2010 and 2011 was ¥2,170 billion and ¥1,501 billion, respectively. As the Group has provided ¥1,736 billion and ¥1,102 billion as collateral to the counterparties in its normal course of business on March 31, 2010 and 2011, respectively, if the contingent features described above were triggered on March 31, 2010 and 2011, the amount immediately required to settle would be ¥434 billion and ¥399 billion, respectively.

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

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value on the consolidated balance sheets at the inception of the guarantee. The carrying amount of guarantees and similar obligations at March 31, 2010 and 2011 was ¥15 billion and ¥15 billion, respectively, and was included in Other liabilities.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees for the repayment of trust principal

The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to compensate for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off impaired loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. The contract amounts of guarantees for repayment of unconsolidated trust principal were presented in the tables below. See Note 27 “Variable interest entities and securitizations” for discussion of consolidation of certain trusts.

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

Liabilities of trust accounts

The MHFG Group, as trustee, may enter into an agreement with a third party who is not the party to the relevant trust agreement to the extent necessary to handle the trust affairs for the purpose of fulfilling the objectives of the trust and, as such, the trustee shall be allowed to assume certain liabilities. Pursuant to Japanese trust-related laws, the trustee is ultimately liable to pay those liabilities out of its proprietary assets in the event that the trust assets are insufficient to cover those liabilities and the trust beneficiary is unable to compensate the shortfall. The amount of trust liabilities rarely exceeds the amount of trust assets and, therefore, those liabilities are generally covered by the corresponding trust assets. To avoid the demand for payment out of the proprietary assets, the trustee can enter into a special covenant of limited liability under which the trust creditors agree to limit the trustee’s liability to the value of the trust assets and to waive the right for compulsory execution against the trustee’s proprietary assets. The MHFG Group regularly monitors the condition of trust accounts to minimize exposures against making payment.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2010 and 2011. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

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

2010	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,579	872	593	114
Guarantees on loans	739	104	69	566
Guarantees on securities	16	5	11	—
Other guarantees	867	641	185	41
Guarantees for the repayment of trust principal	932	198	282	452
Liabilities of trust accounts	8,529	8,351	43	135
Derivative financial instruments	43,074	21,586	17,400	4,088

2011	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,580	886	559	135
Guarantees on loans	539	136	53	350
Guarantees on securities	10	4	6	—
Other guarantees	872	602	192	78
Guarantees for the repayment of trust principal	249	—	181	68
Liabilities of trust accounts	8,144	7,982	51	111
Derivative financial instruments	30,567	11,386	16,048	3,133

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2010 and 2011.

	2010	2011
	(in billions of yen)
Investment grade	1,715	1,760
Non-investment grade	1,486	1,241

Total	3,201	3,001

Note:	Investment grade in the internal rating scale is generally corresponding to BBB- or above in external rating scale.

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2010 and 2011:

	2010	2011
	(in billions of yen)
Commitments to extend credit (Note)	48,778	50,436
Commercial letters of credit	392	465

Total	49,170	50,901

Note:	Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

Other liabilities include an allowance for losses on off-balance-sheet instruments, of which amount at March 31, 2010 and 2011 was ¥108 billion and ¥112 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. Future minimum rental commitments for noncancelable leases at March 31, 2011 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2012	6,388	35,373
2013	5,045	29,570
2014	3,771	27,003
2015	2,842	9,669
2016	2,275	6,253
2017 and thereafter	5,134	17,533

Total minimum lease payments	25,455	125,401

Amount representing interest	1,661

Present value of minimum lease payments	23,794

Total rental expense for the fiscal years ended March 31, 2009, 2010 and 2011 was ¥104,605 million, ¥106,177 million and ¥102,455 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years at total lease payment for the whole period of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009 and 2011, and the total lease payment for the whole period was reduced to ¥210,779 million, consequently. The MHFG Group recorded the transactions as operating leases. The future minimum lease payments under the terms of the related lease agreements were ¥69,947 million, ¥54,735 million and ¥39,421 million at March 31, 2009, 2010 and 2011, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Noncontrolling interests in consolidated subsidiaries

Noncontrolling interests represent the equity for the remaining outstanding voting stock of subsidiaries not owned by the MHFG Group. The changes in noncontrolling interests in fiscal years ended March 31, 2009, 2010, and 2011 consisted of noncontrolling interests in net income or loss of subsidiaries, noncontrolling interests in changes in other comprehensive income of subsidiaries and changes resulting from changes in the ownership percentage of the Group in certain subsidiaries.

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

27. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. The Group consolidated certain of these VIEs, in accordance with the new consolidation guidance effective April 1, 2010, where the Group was deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. According to such new consolidation guidance, the MHFG Group additionally consolidated certain VIEs and former Qualifying SPEs (“QSPEs”) that had not been consolidated prior to April 1, 2010. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2010 and 2011:

	Consolidated VIEs	Significant unconsolidated VIEs
2010	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,024	—	—
Asset-backed securitizations	355	1,253	40
Investments in securitization products	101	—	—
Investment funds	568	2,778	401
Trust arrangements and other	—	932	381

Total	3,048	4,963	822

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Consolidated VIEs	Significant unconsolidated VIEs
2011	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,085	—	—
Asset-backed securitizations	511	680	44
Investments in securitization products	94	—	—
Investment funds	684	1,841	266
Trust arrangements and other	176	—	—

Total	3,550	2,521	310

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant unconsolidated VIEs, as of March 31, 2010 and 2011:

Assets on balance sheets related to unconsolidated VIEs:	2010	2011
	(in billions of yen)
Trading account assets	57	72
Investments	367	201
Loans	16	59

Total	440	332

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2010	2011
	(in billions of yen)
Due to trust accounts	551	—
Trading account liabilities	1	1
Payables under securities lending transactions	—	23

Total	552	24

Maximum exposure to loss	822	310

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities with the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

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

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidated such VIEs.

In a certain securitization transaction where the MHFG Group had transferred mortgage loans to a former QSPE, the Group, as continuing involvement, provides servicing for, holds retained subordinated beneficial interests in, and retains credit exposure in the form of a guarantee in the mortgage loans. Prior to April 1, 2010, this entity had been exempt from consolidation in accordance with the former accounting guidance. With elimination of the concept of QSPEs, the Group consolidated the entity as of April 1, 2010. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through the retained interest and the involvement as a guarantor above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in those VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidated some VIEs, mostly where the transactions were tailored by the third party arrangers to meet the Group’s needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the VIEs.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group are provided a deferral from the requirements of SFAS No.167, because they meet the criteria in ASU No.2010-10. Therefore, these vehicles continue to be evaluated under the requirements of ASC 810 before implementing SFAS No.167.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests (Refer to Note 13 “Due to trust accounts”). See Note 25 “Commitments and contingencies” for the balances of guaranteed trust principal unconsolidated at March 31, 2010 and 2011.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

The Group has determined that, in certain trust arrangements, the adoption of SFAS No.167 is deferred, because they meet the criteria in ASU No.2010-10. These vehicles continue to be evaluated under the requirements of ASC 810 before implementing SFAS No.167.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and sometimes may act as an interest rate swap counterparty, the Group determined that, in this type of VIEs, it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

Securitization

The MHFG Group has had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥248 billion and ¥187 billion as of March 31, 2010, and ¥121 billion and ¥70 billion as of March 31, 2011, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

28. Fees and commissions income

Details of Fees and commissions income for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	(in millions of yen)
Securities-related business	57,453	115,239	125,534
Remittance business	111,317	105,366	105,314
Deposits, debentures and lending business	110,171	94,547	95,209
Trust fees	55,891	49,101	47,201
Fees for other customer services	225,707	222,155	208,842

Total	560,539	586,408	582,100

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2011, there were no material changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market price is available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquidity exists for securities, the quoted prices are stale or the prices from independent sources vary, such securities are generally classified in Level 3 of the fair value hierarchy. The fair value of foreign currency denominated securitization products such as RMBS, CMBS, and asset-backed securities (“ABS”) is determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, pre-payment rates, and discount rates. In the case that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Among those funds, exchange-traded funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at NAV per share and the MHFG Group has the ability to redeem its investment with the investees at NAV per share at the measurement date or within the near term. Private equity funds and real estate funds measured at NAV per share are generally classified in Level 3, since the Group never has the ability to redeem its investment with the investees at NAV per share, nor can it redeem its investment with the investees at NAV per share at the measurement date or within the near term.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and so are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and so are valued using internal valuation techniques as no quoted market price is available for such instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities, adjusting for inherent credit risk. Private placement corporate bonds are placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as inherent credit risk. Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally measured at quoted prices from broker-dealers. The quoted prices may be adjusted, if they are not verified by the internal valuation process for risk management purposes. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either the recent market transaction or a pricing model that can be corroborated by observable market data.

Other investments, except investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of the identical security, if applicable. Otherwise, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risks are unobservable.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2010 and 2011, including those for which the MHFG Group has elected the fair value option, are summarized below:

2010	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (2)	11,085	3,482	920	15,487
Derivatives	22	15,675	344	16,041
Available-for-sale securities:
Japanese government bonds	26,690	1,539	—	28,229
Japanese local gov’t bonds	—	157	—	157
U.S. Treasury bonds	112	—	—	112
Other foreign gov’t bonds	215	104	—	319
Agency mortgage-backed securities	57	478	—	535
Residential mortgage-backed securities	—	438	573	1,011
Commercial mortgage-backed securities	—	—	650	650
Japanese corporate bonds and other debt securities	—	2,246	522	2,768
Foreign corporate bonds and other debt securities	75	304	357	736
Equity securities (marketable)	3,146	135	3	3,284
Other investments	—	—	96	96

Total assets at fair value on a recurring basis (3)	41,402	24,558	3,465	69,425

Liabilities:
Trading securities sold, not yet purchased	3,849	265	—	4,114
Derivatives	24	14,980	285	15,289
Long-term debt (4)	—	4	350	354

Total liabilities at fair value on a recurring basis	3,873	15,249	635	19,757

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2011	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (2):
Japanese government bonds	4,834	128	—	4,962
Japanese local gov’t bonds	—	162	—	162
U.S. Treasury bonds	2,653	58	—	2,711
Other foreign gov’t bonds	1,218	132	5	1,355
Agency mortgage-backed securities	880	425	—	1,305
Residential mortgage-backed securities	—	1	206	207
Commercial mortgage-backed securities	—	1	50	51
Certificates of deposit and commercial paper	—	1,253	—	1,253
Corporate bonds and other	144	1,211	448	1,803
Equity securities	714	360	96	1,170
Derivatives:
Interest rate contracts	3	9,946	15	9,964
Foreign exchange contracts	2	2,769	74	2,845
Equity-related contracts	20	68	66	154
Credit-related contracts	—	27	32	59
Other contracts	—	—	104	104
Available-for-sale securities:
Japanese government bonds	27,605	1,608	—	29,213
Japanese local gov’t bonds	—	230	—	230
U.S. Treasury bonds	128	—	—	128
Other foreign gov’t bonds	196	95	—	291
Agency mortgage-backed securities	83	682	—	765
Residential mortgage-backed securities	—	331	429	760
Commercial mortgage-backed securities	—	—	486	486
Japanese corporate bonds and other debt securities	—	2,908	289	3,197
Foreign corporate bonds and other debt securities	34	364	248	646
Equity securities (marketable)	2,741	92	—	2,833
Other investments	26	—	260	286

Total assets at fair value on a recurring basis (3)	41,281	22,851	2,808	66,940

Liabilities:
Trading securities sold, not yet purchased	4,254	161	—	4,415
Derivatives:
Interest rate contracts	1	9,505	35	9,541
Foreign exchange contracts	2	2,422	41	2,465
Equity-related contracts	25	88	37	150
Credit-related contracts	—	32	7	39
Other contracts	1	2	84	87
Long-term debt (4)	—	1	440	441

Total liabilities at fair value on a recurring basis	4,283	12,211	644	17,138

Notes:
(1)	Certain amounts for the fiscal year ended March 31, 2010 have been summarized to conform to the current period’s presentation.
(2)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(3)	Amounts include the investments measured at NAV per share at March 31, 2010 and 2011, of ¥723 billion and ¥729 billion, respectively, of which ¥213 billion and ¥187 billion, respectively, are classified in Level 1, ¥454 billion and ¥482 billion, respectively, are classified in Level 2, and ¥56 billion and ¥60 billion, respectively, are classified in Level 3.
(4)	Amounts represent items for which the Group elected the fair value option.
(5)	There were no significant transfers of assets or liabilities between Level 1 and Level 2 of the fair value hierarchy for the fiscal year ended March 31, 2011.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2010 and 2011:

2010	April 1, 2009	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, sales, issuances and settlements	March 31, 2010	Change in unrealized gains (losses) still held (7)
	(in billions of yen)
Assets:
Trading securities	930	15	(3)	(37)	12	920	30
Derivatives, net (2)	127	(127	) (3)	(11)	70	59	(164)
Available-for-sale securities:
Residential mortgage-backed securities	664	9	(4)	—	(100)	573	—
Commercial mortgage-backed securities	955	(17	) (4)	—	(288)	650	(11)
Japanese corporate bonds and other debt securities	834	3	(4)	(69)	(246)	522	—
Foreign corporate bonds and other debt securities	369	19	(4)	35	(66)	357	—
Equity securities (marketable)	2	1	(4)	2	(2)	3	—
Other investments	88	3	(5)	—	5	96	2

Liabilities:
Long-term debt	261	9	(6)	—	98	350	10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2011	April 1, 2010	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3 (8)	Purchases, sales, issuances and settlements (9)	March 31, 2011	Change in unrealized gains (losses) still held (7)
	(in billions of yen)
Assets:
Trading securities:
Other foreign gov’t bonds	7	—	(3)	—	(2)	5	—
Residential mortgage-backed securities	200	(8	) (3)	—	14	206	3
Commercial mortgage-backed securities	63	(4	) (3)	—	(9)	50	(1)
Corporate bonds and other	564	(21	) (3)	22	(117)	448	(10)
Equity securities	86	4	(3)	20	(14)	96	2
Derivatives, net (2):
Interest rate contracts	(17)	(5	) (3)	—	2	(20)	(6)
Foreign exchange contracts	—	32	(3)	—	1	33	30
Equity-related contracts	38	(10	) (3)	—	1	29	(6)
Credit-related contracts	17	(23	) (3)	(1)	32	25	(9)
Other contracts	21	6	(3)	—	(7)	20	2

Available-for-sale securities:
Residential mortgage-backed securities	573	1	(4)	—	(145)	429	(2)
Commercial mortgage-backed securities	650	(10	) (4)	—	(154)	486	(10)
Japanese corporate bonds and other debt securities	522	2	(4)	(35)	(200)	289	—
Foreign corporate bonds and other debt securities	357	(3	) (4)	(13)	(93)	248	—
Equity securities (marketable)	3	(1	) (4)	—	(2)	—	—
Other investments	96	(3	) (5)	(16)	183	260	—

Liabilities:
Long-term debt	350	8	(6)	1	97	440	7

Notes:
(1)	Certain amounts for the fiscal year ended March 31, 2010 have been summarized to conform to the current period’s presentation.
(2)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(3)	Realized and unrealized gains (losses) are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(4)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss).
(5)	Realized and unrealized gains (losses) are reported in Investment gains (losses)—net.
(6)	Realized and unrealized gains (losses) are reported in Other noninterest income (expenses).
(7)	Amounts represent total gains or losses recognized in earnings during the fiscal year. These gains or losses are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at March 31, 2010 and 2011.
(8)	Transfers in and out of Level 3 are assumed to occur at the beginning of the fiscal year. There were no significant transfers between Level 1 or Level 2 and Level 3 of the fair value hierarchy for the fiscal year ended March 31, 2011.
(9)	Due to the application of SFAS No.167, new consolidation guidance for VIEs, Level 3 assets increased by ¥170 billion during the fiscal year ended March 31, 2011, which was reflected as purchases, sales, issuances and settlements on the table.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2010 and 2011.

2010	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	287	—	—	287	407
Loans held-for-sale	45	—	22	23	62
Other investments	4	—	—	4	29

Total assets at fair value on a nonrecurring basis	336	—	22	314	498

Liabilities:
Other liabilities	1	—	1	—	—

Total liabilities at fair value on a nonrecurring basis	1	—	1	—	—

2011	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	276	—	—	276	408
Loans held-for-sale	5	—	4	1	6
Other investments	23	5	—	18	26
Goodwill	6	—	—	6	15

Total assets at fair value on a nonrecurring basis	310	5	4	301	455

Liabilities:
Total liabilities at fair value on a nonrecurring basis	—	—	—	—	—

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

Other investments in the table above have been impaired and written down to fair value. Other investments consist of certain equity method investments and non-marketable equity securities. The fair value of the impaired equity method investment is determined by the quoted market price. As the security involved is traded in an active exchange market, this item is classified as Level 1. The fair value of the impaired non-marketable equity securities is determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair value of non-marketable equity securities, these items are classified as Level 3.

Goodwill in the table above is entirely related to MHIS operating segment. Due to the decline of quoted market price of MHIS’s common stock, it was determined that the carrying amount of the segment exceeded its fair

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value as of March 31, 2011 and a goodwill impairment loss was recognized. The fair value of the MHIS operating segment was determined by the quoted market price of its common stock adjusted by the control premium which requires significant management judgment and estimation. Therefore, the item is classified as Level 3.

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

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option under ASC 825, the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in Accumulated other comprehensive income, net of tax, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥40 billion and ¥48 billion at March 31, 2010 and 2011, respectively. The net unrealized gains resulting from changes in fair values of those structured notes of ¥9 billion and ¥8 billion were recorded in Other noninterest income for the fiscal years ended March 31, 2010 and 2011, respectively.

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The differences between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥57 billion and ¥12 billion at March 31, 2010 and 2011, respectively. There were no significant changes in fair values of those notes during the fiscal years ended March 31, 2010 and 2011.

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

The carrying amounts and fair values of certain financial instruments, excluding the financial instruments outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”), at March 31, 2010 and 2011 are as follows:

	2010		2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	18,910	18,910	24,516	24,516
Trading securities	15,487	15,487	14,979	14,979
Investments	38,500	38,504	40,037	40,043
Loans, net of allowance for loan losses	62,861	63,276	63,918	64,330
Other financial assets	3,787	3,787	2,653	2,653
Derivative financial instruments	16,041	16,041	13,126	13,126

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	36,319	36,319	35,014	35,014
Interest-bearing deposits	75,145	75,103	76,403	76,354
Debentures	1,518	1,515	741	735
Trading securities sold, not yet purchased	4,114	4,114	4,415	4,415
Due to trust accounts	1,025	1,025	629	629
Commercial paper and other short-term borrowings	9,046	9,046	15,151	15,151
Long-term debt	8,463	8,874	8,930	9,318
Other financial liabilities	3,902	3,902	4,084	4,084
Derivative financial instruments	15,289	15,289	12,282	12,282

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a description of valuation methodologies used for estimating fair value for financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥568 billion and ¥495 billion at March 31, 2010 and 2011, respectively, are not included in the disclosure.

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

Other financial assets

The carrying value of other financial assets, such as accrued interest receivable and accounts receivable from brokers, dealers, and customers for securities transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

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

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

Commercial paper and other short-term borrowings

The carrying value of the majority of short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates with similar maturities.

Other financial liabilities

The fair value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the carrying amounts.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2010 and 2011.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2010 and 2011, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2010 and 2011, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2009, 2010 and 2011. The outstanding amounts of these transactions, which were made in the ordinary course of business with terms equivalent to those with unrelated parties, were not considered significant.

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

(4) MHSC

MHSC is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities, and individuals. The former MHSC and Shinko merged to form the new MHSC in May 2009.

(5) Others

This segment consists of MHCB’s subsidiaries other than MHSC, but includes MHSC’s subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

The Global Retail Group

MHBK

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branches and ATM network.

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(10) Others

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

(12) Others

This segment includes companies other than MHTB that are a part of the Global Asset & Wealth Management Group. These companies include TCSB, Mizuho Asset Management Co., Ltd., DIAM Co., LTD., which is an equity-method affiliate, and Mizuho Private Wealth Management Co., Ltd. They offer products and services related to trust and custody, asset management, and private banking.

(13) Others

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

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

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2009	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	381.3	316.5	172.7	90.1	53.7	(9.7)	74.5	648.1	603.7	327.3	297.9	(21.5)	0.4	44.0	49.8	48.6	1.2	(10.3)	1,068.9
Net noninterest income (expenses)	343.2	211.7	102.5	40.4	68.8	78.0	53.5	252.2	224.0	25.2	144.4	54.4	30.9	(2.7)	127.1	81.5	45.6	15.6	738.1

Total	724.5	528.2	275.2	130.5	122.5	68.3	128.0	900.3	827.7	352.5	442.3	32.9	31.3	41.3	176.9	130.1	46.8	5.3	1,807.0
General and administrative expenses	381.4	246.9	92.0	66.0	88.9	59.5	75.0	615.9	571.1	235.7	234.2	101.2	44.0	0.8	132.0	91.3	40.7	(5.7)	1,123.6
Others	(35.4)	—	—	—	—	—	(35.4)	(13.8)	—	—	—	—	—	(13.8)	(3.2)	—	(3.2)	(8.4)	(60.8)

Net business profits (losses)	307.7	281.3	183.2	64.5	33.6	8.8	17.6	270.6	256.6	116.8	208.1	(68.3)	(12.7)	26.7	41.7	38.8	2.9	2.6	622.6

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2010	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	470.6	444.8	175.0	85.8	184.0	(10.7)	36.5	641.6	612.9	263.5	266.4	83.0	0.4	28.3	46.2	44.9	1.3	(6.7)	1,151.7
Net noninterest income	449.9	197.5	110.7	31.7	55.1	188.5	63.9	258.8	205.9	25.0	126.5	54.4	47.2	5.7	130.5	87.1	43.4	5.7	844.9

Total	920.5	642.3	285.7	117.5	239.1	177.8	100.4	900.4	818.8	288.5	392.9	137.4	47.6	34.0	176.7	132.0	44.7	(1.0)	1,996.6
General and administrative expenses	478.1	246.9	97.5	54.4	95.0	153.4	77.8	617.7	570.4	245.8	228.9	95.7	40.0	7.3	128.5	89.9	38.6	(11.1)	1,213.2
Others	(11.8)	—	—	—	—	—	(11.8)	(2.0)	—	—	—	—	—	(2.0)	(2.8)	—	(2.8)	(64.2)	(80.8)

Net business profits (losses)	430.6	395.4	188.2	63.1	144.1	24.4	10.8	280.7	248.4	42.7	164.0	41.7	7.6	24.7	45.4	42.1	3.3	(54.1)	702.6

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2011	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	457.0	395.8	176.0	86.3	133.5	(9.2)	70.4	614.5	571.8	248.2	266.9	56.7	0.6	42.1	43.4	42.5	0.9	(5.4)	1,109.5
Net noninterest income	483.5	282.5	115.2	56.9	110.4	158.9	42.1	294.8	237.5	34.6	124.9	78.0	49.8	7.5	134.0	89.4	44.6	11.5	923.8

Total	940.5	678.3	291.2	143.2	243.9	149.7	112.5	909.3	809.3	282.8	391.8	134.7	50.4	49.6	177.4	131.9	45.5	6.1	2,033.3
General and administrative expenses	471.3	235.0	88.8	62.1	84.1	160.9	75.4	605.3	554.8	237.7	223.7	93.4	41.0	9.5	125.5	87.4	38.1	0.2	1,202.3
Others	(56.7)	—	—	—	—	—	(56.7)	(15.9)	—	—	—	—	—	(15.9)	(2.1)	—	(2.1)	(14.6)	(89.3)

Net business profits (losses)	412.5	443.3	202.4	81.1	159.8	(11.2)	(19.6)	288.1	254.5	45.1	168.1	41.3	9.4	24.2	49.8	44.5	5.3	(8.7)	741.7

Notes:

(1)	For the period before the merger of MHSC and Shinko (i.e. May 7, 2009), (4)MHSC does not include Shinko’s figures, as Shinko was an equity method affiliate for the period.
(2)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.

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

A reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2009, 2010 and 2011 presented above to Income (loss) before income tax expense (benefit) shown on the consolidated statements of income is as follows:

	2009	2010	2011
	(in billions of yen)
Net business profits	622.6	702.6	741.7

U.S. GAAP adjustments	(124.9)	144.1	(98.4)
(Provision) credit for loan losses	(567.4)	(222.1)	(0.6)
Net gains (losses) related to equity investments	(246.4)	34.1	2.2
Non-recurring personnel expense	(13.2)	(43.9)	(22.8)
Gains on disposal of premises and equipment	23.4	27.6	13.5
(Provision) credit for losses on off-balance-sheet instruments	(83.6)	24.1	(4.4)
Others—net (Note)	31.4	20.0	(19.8)

Income (loss) before income tax expense (benefit)	(358.1)	686.5	611.4

Note:	With respect to the hedges related to credit risk mitigation transactions, the MHFG Group recognized a gain of ¥75.2 billion recorded in Other noninterest income, a loss of ¥90.6 billion recorded in Other noninterest expenses and a loss of ¥8.2 billion recorded in Other noninterest expenses, for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Amount for the fiscal year ended March 31, 2010 also includes a gain of ¥106.3 billion on a bargain purchase of Shinko which is included in Other noninterest income. See Note 24 “Derivative financial instruments” and Note 3 “Business combination” for further information.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2009:
Total revenue (1)	1,867.3	423.9	347.0	198.2	2,836.4
Total expenses (2)	2,424.5	262.4	364.3	143.3	3,194.5

Income before income tax expense	(557.2)	161.5	(17.3)	54.9	(358.1)

Net income (loss)	(1,276.8)	130.7	(20.2)	46.3	(1,120.0)

Total assets at end of fiscal year	115,588.4	24,995.2	9,816.0	4,683.4	155,083.0

Fiscal year ended March 31, 2010:
Total revenue (1)	2,324.3	284.5	229.6	124.7	2,963.1
Total expenses (2)	1,907.6	134.8	163.0	71.2	2,276.6

Income before income tax expense	416.7	149.7	66.6	53.5	686.5

Net income	784.5	149.2	65.5	47.5	1,046.7

Total assets at end of fiscal year	121,555.8	21,951.5	10,178.7	4,665.5	158,351.5

Fiscal year ended March 31, 2011:
Total revenue (1)	1,943.1	281.6	128.0	144.0	2,496.7
Total expenses (2)	1,627.8	111.6	69.5	76.4	1,885.3

Income before income tax expense	315.3	170.0	58.5	67.6	611.4

Net income	133.7	165.8	57.5	61.1	418.1

Total assets at end of fiscal year	125,412.6	21,795.4	8,521.6	6,256.1	161,985.7

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2010	2011
	(in millions of yen)
Assets:
Cash and due from banks	142	155
Interest-bearing deposits in other banks	14,991	16,336
Investments in subsidiaries and affiliated companies	4,142,271	4,959,426
Other	23,635	79,845

Total	4,181,039	5,055,762

Liabilities and shareholders’ equity:
Short-term borrowings	960,000	1,121,575
Long-term debt	240,000	240,000
Other liabilities	14,824	20,700
Shareholders’ equity	2,966,215	3,673,487

Total	4,181,039	5,055,762

Condensed statements of income

	2009	2010	2011
	(in millions of yen)
Income:
Dividends from subsidiaries	410,517	3,847	16,544
Management fees from subsidiaries	32,184	29,945	29,879
Other income	2,130	7,981	22,157

Total	444,831	41,773	68,580

Expenses:
Operating expenses	19,968	19,808	19,674
Interest expense	10,957	13,918	16,165
Other expense	79,397	4,750	4,471

Total	110,322	38,476	40,310

Equity in undistributed net income (loss) of subsidiaries	(1,393,076)	996,309	384,463

Income (loss) before income tax expense (benefit)	(1,058,567)	999,606	412,733
Income tax expense (benefit)	(120)	(83)	64

Net income (loss)	(1,058,447)	999,689	412,669

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2009	2010	2011
	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	(1,058,447)	999,689	412,669
Adjustments and other	1,544,410	(908,244)	(396,510)

Net cash provided by operating activities	485,963	91,445	16,159

Cash flows from investing activities:
Proceeds from sales of securities of subsidiaries	79,000	—	—
Payments for purchases of securities of subsidiaries	(15)	(846,587)	(751,620)
Net change in other investing activities	(2,018)	15,755	(43,582)

Net cash provided by (used in) investing activities	76,967	(830,832)	(795,202)

Cash flows from financing activities:
Net change in short-term borrowings	(280,000)	100,000	161,265
Proceeds from issuance of long-term debt	—	240,000	—
Proceeds from issuance of common stock	—	529,200	751,620
Purchases of treasury stock	(150,359)	(5)	(3)
Dividends paid	(133,723)	(130,802)	(134,644)
Net change in other financing activities	1,207	988	818

Net cash provided by (used in) financing activities	(562,875)	739,381	779,056

Net increase (decrease) in cash and due from banks	55	(6)	13
Cash and due from banks at beginning of fiscal year	93	148	142

Cash and due from banks at end of fiscal year	148	142	155

34. Subsequent events

Turning MHTB, MHSC and MHIS into MHFG’s wholly-owned subsidiaries

MHFG and its relevant subsidiaries determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHTB, MHSC and MHIS into MHFG’s wholly-owned subsidiaries by means of share exchanges, and signed share exchange agreements. Prior to the share exchanges, which are scheduled to be effective on September 1, 2011, shares of common stock of MHTB, MHSC and MHIS are scheduled to be delisted from Exchanges as of August 29, 2011. The main purpose of the captioned is to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources such as workforce and branch network, and accelerating the implementation of the Transformation Program announced in May 2010. In the share exchanges, 0.54 shares, 1.48 shares and 0.56 shares of MHFG’s common stock are to be allotted for one share of common stock of MHTB, MHSC and MHIS, respectively.

The share exchange agreements set forth above were approved by the shareholders of MHTB and MHSC on June 22, 2011, and those of MHIS on June 29, 2011.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redemption of preferred securities

On May 13, 2011, the board of directors of MHFG resolved to redeem in full non-cumulative perpetual preferred securities issued by an overseas special purpose company whose voting rights are wholly owned by MHFG. This entity is not consolidated in accordance with ASC 810 since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Noncontrolling interests in consolidated subsidiaries, but Long-term debt in the Group’s consolidated balance sheets. However, on June 30, 2011, when the preferred securities were redeemed, it decreased Tier 1 capital. The following table describes the details of the redeemed preferred securities.

Issuer	Aggregate redemption amount	Reason for the redemption
	(in millions of euro)
Mizuho Capital Investment (EUR) 1 Limited	500	Arrival of optional redemption date

Increase in authorized shares of common stock

The common stock shareholders and the preferred stock shareholders of MHFG approved an amendment to the Articles of Incorporation on June 21, 2011 and June 29, 2011, respectively. As a result of the amendment, effective on June 29, 2011, the total number of authorized shares of common stock increased from 24,115,759,000 shares to 48,000,000,000 shares.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Yasuhiro Sato
Name: Yasuhiro Sato
Title: President & CEO

July 20, 2011

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 29, 2011 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003 and amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)**

2.1	Form of American Depositary Receipt***

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 29, 2010.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.