Form 20-F/A
period 2011-03-31
MIZUHO FINANCIAL GROUP INC
filed 2011-08-05
CIK 1335730

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

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on From 20-F for the fiscal year ended March 31, 2011, which was originally filed with the U.S. Securities and Exchange Commission on July 20, 2011 (the “Form 20-F”). The purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure on Exhibit 101 to the Form 20-F/A, in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File meeting the detailed tagging requirements under Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 29, 2011 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003 and amended on June 27, 2006 (English Translation)*

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)*

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)**

2.1	Form of American Depositary Receipt***

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document*****

101.SCH	XBRL Taxonomy Extension Schema*****

101.CAL	XBRL Taxonomy Extension Calculation Linkbase*****

101.DEF	XBRL Taxonomy Extension Definition Linkbase*****

101.LAB	XBRL Taxonomy Extension Label Linkbase*****

101.PRE	XBRL Taxonomy Extension Presentation Linkbase*****

*	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 29, 2010.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.
*****	In accordance with Regulation S-T, the interactive data file information in Exhibit 101 to this annual report on Form 20-F/A shall be deemed “furnished” and not “filed.”

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Yasuhiro Sato
Name: Yasuhiro Sato
Title: President & CEO

August 5, 2011