Form 20-F
period 2012-03-31
MIZUHO FINANCIAL GROUP INC
filed 2012-07-23
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2012

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

At March 31, 2012, the following shares of capital stock were issued: (1) 24,048,165,727 shares of common stock (including 27,155,428 shares of common stock held by the registrant as treasury stock), (2) 914,752,000 shares of eleventh series class XI preferred stock (including 541,073,800 shares of eleventh series class XI preferred stock held by the registrant as treasury stock), and (3) 36,690,000 shares of thirteenth series class XIII preferred stock.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this annual report.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2010, 2011 and 2012 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2008	2009	2010	2011	2012
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest and dividend income	¥3,110,260	¥2,384,191	¥1,632,282	¥1,460,184	¥1,437,086
Interest expense	1,911,522	1,102,015	528,159	448,857	415,959

Net interest income	1,198,738	1,282,176	1,104,123	1,011,327	1,021,127
Provision (credit) for loan losses	(57,766)	567,396	222,102	647	(23,044)

Net interest income after provision (credit) for loan losses	1,256,504	714,780	882,021	1,010,680	1,044,171
Noninterest income	1,094,943	452,227	1,330,847	1,036,532	1,090,135
Noninterest expenses	1,504,309	1,525,101	1,526,413	1,435,855	1,471,471

Income (loss) before income tax expense (benefit)	847,138	(358,094)	686,455	611,357	662,835
Income tax expense (benefit)	672,176	761,908	(360,195)	193,227	13,878

Net income (loss)	174,962	(1,120,002)	1,046,650	418,130	648,957
Less: Net income (loss) attributable to noncontrolling interests(1)	(53,656)	(61,555)	46,961	5,461	(7,432)

Net income (loss) attributable to MHFG shareholders	¥228,618	¥(1,058,447)	¥999,689	¥412,669	¥656,389

Net income (loss) attributable to common shareholders	¥208,643	¥(1,077,787)	¥988,603	¥403,231	¥647,717
Amounts per share(2):
Basic earnings per common share—net income (loss) attributable to common shareholders	¥18.17	¥(95.96)	¥70.55	¥20.44	¥28.07
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥16.77	¥(95.96)	¥61.64	¥19.22	¥26.78
Number of shares used to calculate basic earnings per common share (in thousands)	11,479,942	11,231,269	14,013,058	19,722,818	23,073,544
Number of shares used to calculate diluted earnings per common share (in thousands)	13,568,015	11,231,269	16,200,812	21,415,109	24,469,539
Cash dividends per share declared during the fiscal year(3):
Common stock	¥7.00	¥10.00	¥10.00	¥8.00	¥6.00
	$0.07	$0.10	$0.11	$0.10	$0.07
Eleventh series class XI preferred stock	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.20	$0.20	$0.21	$0.24	$0.24
Thirteenth series class XIII preferred stock	¥30.00	¥30.00	¥30.00	¥30.00	¥30.00
	$0.30	$0.30	$0.32	$0.36	$0.36

	As of and for the fiscal years ended March 31,
	2008	2009	2010	2011	2012
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥151,317,756	¥155,083,031	¥158,351,456	¥161,985,670	¥166,361,633
Loans, net of allowance	67,572,004	71,787,309	62,903,418	63,955,284	65,306,370
Total liabilities	147,749,599	154,045,851	155,019,438	157,950,314	161,714,609
Deposits	86,429,065	87,075,727	86,776,251	89,215,627	91,234,380
Long-term debt	7,618,910	8,017,770	8,482,434	8,953,496	8,461,818
Common stock	3,437,420	3,386,792	4,324,705	5,164,160	5,427,992
Total MHFG shareholders’ equity	3,268,800	846,047	2,966,215	3,673,487	4,470,766
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	0.14%	(0.70)%	0.62%	0.25%	0.39%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	5.20%	(37.56)%	39.99%	12.63%	15.56%
Dividends per common share as a percentage of basic earnings per common share	55.02%	(10.42)%	11.34%	29.35%	21.38%
Average MHFG shareholders’ equity as a percentage of total average assets	2.73%	1.86%	1.56%	2.01%	2.53%
Net interest income as a percentage of total average interest-earning assets	0.86%	0.96%	0.82%	0.75%	0.71%

Notes:

(1)	Net income (loss) attributable to noncontrolling interests was relocated from minority interest in consolidated subsidiaries included within noninterest expenses in the fiscal year ended March 31, 2010 as we adopted ASC 810. For purposes of comparability, the figures of the previous fiscal years are adjusted accordingly.
(2)	Under the central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The amounts per share for the fiscal years ended March 31, 2008 and 2009 have been adjusted to reflect such allotment.
(3)	Yen amounts for cash dividends per share for the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012 are expressed in U.S. dollars at the rate of ¥99.85 = $1.00, ¥99.15 = $1.00, ¥93.40 = $1.00, ¥82.76 = $1.00 and ¥82.41 = $1.00, respectively. These rates are the noon buying rates on March 31, 2008, 2009, 2010, 2011 and 2012 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2008	2009	2010	2011	2012
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥2,864,796	¥2,144,436	¥1,571,994	¥1,457,687	¥1,423,564
Interest expense	1,801,156	1,075,584	420,287	348,242	335,223

Net interest income	1,063,639	1,068,851	1,151,707	1,109,444	1,088,340
Fiduciary income	64,355	55,891	49,100	49,388	49,014
Net fee and commission income(1)	494,526	416,653	466,040	458,824	458,933
Net trading income	56,149	301,521	312,330	243,983	150,317
Net other operating income (loss)	(17,737)	(35,951)	17,436	163,680	256,468
General and administrative expenses(1)	1,124,527	1,192,701	1,317,247	1,277,848	1,283,847
Other income	579,737	260,568	266,125	156,212	263,024
Other expenses	630,079	1,280,711	567,728	268,261	265,803

Income (loss) before income taxes and minority interests	486,062	(405,877)	377,765	635,425	716,449
Income taxes:
Current(2)	32,212	48,247	18,040	18,336	55,332
Deferred	118,546	109,103	25,108	120,123	97,494
Income (loss) before minority interests(3)	335,304	(563,227)	334,617	496,965	563,621
Minority interests in net income	24,079	25,586	95,212	83,736	79,102

Net income (loss)	¥311,224	¥(588,814)	¥239,404	¥413,228	¥484,519

Net income (loss) per share(4):
Basic	¥25,370.25	¥(54.14)	¥16.29	¥20.47	¥20.62
Diluted	24,640.00	— (5)	15.57	19.27	19.75
Cash dividends per share declared during the fiscal year(4)(6):
Common stock(7)	¥7,000	¥10,000	¥10	¥8	¥6
	$70.11	$100.86	$0.11	$0.10	$0.07
Eleventh series class XI preferred stock(7)	¥20,000	¥20,000	¥20	¥20	¥20
	$200.30	$201.71	$0.21	$0.24	$0.24
Thirteenth series class XIII preferred stock(7)	¥30,000	¥30,000	¥30	¥30	¥30
	$300.45	$302.57	$0.32	$0.36	$0.36

	As of and for the fiscal years ended March 31,
	2008	2009	2010	2011	2012
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥154,412,105	¥152,723,070	¥156,253,572	¥160,812,006	¥165,360,501
Loans and bills discounted(8)	65,608,705	70,520,224	62,164,579	62,777,757	63,800,509
Securities	33,958,537	30,173,632	43,096,460	44,782,067	51,392,878
Deposits(9)	86,264,041	86,539,020	86,627,588	88,884,158	90,636,656
Net assets	5,694,159	4,186,606	5,837,053	6,623,999	6,869,295
Risk-adjusted capital data(10):
Tier 1 capital	¥4,880,188	¥3,765,045	¥5,173,496	¥6,170,210	¥6,397,869
Total risk-based capital	7,708,341	6,223,693	7,658,062	7,910,970	7,772,922
Risk-weighted assets	65,872,866	59,056,218	56,863,252	51,693,835	50,165,922
Tier 1 capital ratio	7.40%	6.37%	9.09%	11.93%	12.75%
Capital adequacy ratio	11.70	10.53	13.46	15.30	15.49

Notes:

(1)	For the fiscal year ended March 31 2012, certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and administrative expenses” by Mizuho Trust & Banking until the previous fiscal year, have been included in “Net fee and commission income” as “Fee and commission expenses,” and reclassification of prior year figures has been made accordingly.
(2)	Under Japanese GAAP, refund of income taxes formerly included within current income taxes is separately presented in the fiscal year ended March 31, 2010 due to increased materiality. Current income taxes for the fiscal year ended March 31, 2010 in the above table include refund of income taxes for purposes of comparability with figures from other years.
(3)	In accordance with certain amendments to Regulation on Terminology, Forms and Preparation of Financial Statements and other regulations which may be applied at our option from the fiscal year ended March 31, 2010, based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, December 26, 2008), we have started to present “Income before minority interests” from the fiscal year ended March 31, 2010. For reference purposes, we have also included the figures of the same for the fiscal years ended March 31, 2008 and 2009 in the table above.
(4)	Under the central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. Net income (loss) per share through the fiscal year ended March 31, 2008, and cash dividends per share declared through the fiscal year ended March 31, 2009, in the table above do not reflect such allotment.
(5)	Diluted net income per share is not shown due to net loss per share for the fiscal year ended March 31, 2009.
(6)	Yen amounts are expressed in U.S. dollars at the rate of, ¥99.85 = $1.00, ¥99.15 = $1.00, ¥93.40 = $1.00, ¥82.76 = $1.00 and ¥82.41 = $1.00 for the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(7)	In June 2012, we declared and paid annual dividends of ¥6 per share of common stock, ¥20 per share of eleventh series class XI preferred stock and ¥30 per share of thirteenth series class XIII preferred stock for the fiscal year ended March 31, 2012.
(8)	Bills discounted refers to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(9)	Includes negotiable certificates of deposit.
(10)	We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Fiscal years ended (ending) March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2008	¥124.09	¥96.88	¥113.61	¥99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.00	82.76
2012	85.26	75.72	80.57	79.03
2013 (through July 13)	82.62	78.21	79.28	79.20

Calendar year 2012
January	¥78.13	¥76.28	—	—
February	81.10	76.11	—	—
March	83.78	80.86	—	—
April	82.62	79.81	—	—
May	80.36	78.29	—	—
June	80.52	78.21	—	—
July (through July 13)	79.95	79.20	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of July 13, 2012 was ¥79.20 = $1.00.

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

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. In addition to the partial hedges that we apply as we deem necessary in recent years, we sold a portion of such investments, and we may make further sales in the future. However, significant declines in Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities which could have a material adverse effect on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2009, we incurred significant impairment and other losses as a result of the decline in Japanese and other stock markets. In addition, net unrealized gains and losses on such investments, based on Japanese GAAP, are taken into account when calculating the amount of capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios. Accordingly, our financial condition and results of operations could be materially and adversely affected.

Changes in interest rates could adversely affect our financial condition and results of operations.

We hold a significant amount of bonds, consisting mostly of Japanese government bonds, and other instruments primarily for the purpose of investment. As a result of such holdings, an increase in interest rates, primarily yen interest rates, could lead to unrealized losses of bonds or losses from sales of bonds. In addition, due mainly to differences in maturities between financial assets and liabilities, changes in interest rates could have an adverse effect on our average interest rate spread. We manage interest rate risk under our risk management policies, which provide for adjustments in the composition of our bond portfolio and the utilization of derivatives and other hedging methods to reduce our exposure to interest rate risk. However, in the event of significant changes in interest rates, including as a result of a change in Japanese monetary policy, increased sovereign risk due to deterioration of public finances and market trends, our financial condition and results of operations could be materially and adversely affected.

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

The market liquidity of the various marketable assets that we hold may decrease significantly due to turmoil in financial markets and other factors, and the value of such assets could decline as a result. For example, in the fiscal years ended March 31, 2008 and 2009, we incurred significant losses related to declines in the value of our investments in securitization products and other assets as a result of significant decrease in the market liquidity amidst the dislocation in global financial markets. See “Item 5. Operating and Financial Review and Prospects—Overview—Business Trends.” If the market liquidity of our assets decreases significantly in the future, including as a result of the European debt problem causing significant disruptive effects on the global financial markets, our financial condition and results of operations could be materially and adversely affected.

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

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines to be applied from March 31,2013, which reflect rules in the Basel III text. Furthermore, in November 2011, the Financial Stability Board named an initial group of 29 global systemically important financial institutions (“G-SIFIs”), which included us. The group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. If we are deemed a SIFI in or after November 2014, we may be subject to additional capital requirements. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

For example, the additional collateral requirement in connection with our derivative contracts, absent other changes, assuming a downgrade occurred on March 31, 2012, would have been approximately $70 million for a one-notch downgrade and approximately $202 million for a two-notch downgrade. The foregoing figures do not take into account the minority of derivative contracts for which additional collateral requirements are not specifically prescribed and are thus subject to individual negotiations.

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

Our Medium-term Management Policy, the transformation into “one bank,” and other strategic initiatives and measures may not result in the anticipated outcome.

We have been implementing strategic initiatives and measures in various areas. In May 2010, we announced our new Medium-term Management Policy for the three fiscal years ending March 31, 2013, in which we set forth various strategic initiatives and measures and also established a number of key target figures that we aim to achieve by the end of the fiscal year ending March 31, 2013. In addition, Mizuho Bank and Mizuho Corporate Bank will be merging on July 1, 2013, on the assumption that filings will have been made to, and permissions obtained from, the relevant authorities in Japan and any foreign countries, and we have begun implementing the “substantive one bank” structure from April 2012 to realize the synergies generated from the merger as soon as possible. Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd. will be merging on January 4, 2013, on the assumption that filings will have been made to, and permissions obtained from, the relevant authorities in Japan and any foreign countries. See “Item 4.B. Business Overview—General.”

However, we may not be successful in implementing such initiatives and measures, or even if we are successful in implementing them, the implementation of such initiatives and measures may not have their anticipated effects. In addition, we may not be able to meet the key target figures announced in the Medium-term Management Policy and achieve the synergy effects relating to the merger between Mizuho Bank and Mizuho Corporate Bank and between Mizuho Securities and Mizuho Investors Securities due to these or other factors, including, but not limited to, differences in the actual economic environment compared to our assumptions underlying the Medium-term Management Policy, as well as the risks enumerated in these “Risk Factors.”

We will be exposed to new or increased risks as we expand the range of our products and services.

We offer a broad range of financial services, including banking, trust, securities and other services. As the needs of our customers become more sophisticated and broader in scope, and as the Japanese financial industry continues to be deregulated, we have been entering into various new areas of business, including through various business and equity alliances, which expose us to new risks. While we have developed and intend to maintain risk management policies that we believe are appropriate to address such risks, if a risk materializes in a manner or to a degree outside of our expectations, our business, financial condition and results of operations could be materially and adversely affected.

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

We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. Our efforts to sustain stable daily operations and development of contingency plans for unexpected events, including the implementation of backup and redundancy measures, may not be effective in preventing significant disruptions to our information technology systems caused by, among other things, human error, accidents, hacking, computer viruses, cyber attacks, and development and renewal of computer systems. For example, in March 2011, computer systems failures at Mizuho Bank resulted in the shutdown of our ATMs and Internet banking services, as well as the inability to process fund transfers and other settlement transactions, and in May 2011, Mizuho Financial Group and Mizuho Bank received business improvement orders from the Financial Services Agency. In the event of any such disruption, our business, financial condition and results of operations could be materially and adversely affected due to disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.

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

As a New York Stock Exchange-listed company and an SEC registrant, we have developed disclosure controls and procedures and internal controls over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC promulgated pursuant thereto. Our management reports on, and our independent registered public accounting firm attests to, the effectiveness of our internal controls over financial reporting, as required, in our annual report on Form 20-F. In addition, our management is required to report on our internal controls over financial reporting, and our independent registered public accounting firm is required to provide its opinion concerning the report of our management, in accordance with the Financial Instruments and Exchange Law of Japan. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to address them in a timely manner or at all. Furthermore, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to issue a report that concludes that our internal controls over financial reporting are effective. In either case, we may lose investor confidence in the reliability of our financial statements.

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

We are aware of government initiatives to strengthen laws and regulations, such as the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 and the National Defense Authorization Act for Fiscal Year 2012, applicable to entities with dealings in the Designated Countries. While we maintain policies and procedures to ensure compliance with such initiatives, including Japanese laws and regulations, should the U.S. government regard our measures as inadequate, we may be subject to regulatory action which could materially and adversely affect our business. In addition, we may become unable to retain or acquire customers or investors in our securities, or our reputation may suffer, potentially having adverse effects on our business or the price of our securities.

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

We are subject to general laws, regulations and accounting rules applicable to our business activities in and outside of Japan. We are also subject to various laws and regulations applicable to financial institutions such as the Banking Law, including capital adequacy requirements, in and outside of Japan. If the laws and regulations that are applicable to us are amended or otherwise changed, such as in a way that restricts us from engaging in business activities that we currently conduct, our business, financial condition and results of operations could be materially and adversely affected. For example in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, and the Financial Services Agency is expected to issue new regulatory capital regulations based on such text. In November 2011, the Financial Stability Board announced policy measures to address SIFIs. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

Intensification of competition in the market for financial services in Japan could have an adverse effect on us.

Ongoing deregulation in Japan has lowered the barriers to entry with respect to the provision of banking, trust, securities and other financial services. While such deregulation has the effect of increasing our own business opportunities, it also allows other major financial groups, foreign financial institutions, non-bank finance companies, government-affiliated entities such as Japan Post Bank and other financial services providers to enter into new business areas or expand existing businesses, resulting in the intensification of competition in the financial services industry. If we are unable to respond effectively to current or future competition, our business, financial condition and results of operations could be adversely affected. In addition, intensifying competition and other factors could lead to reorganization within the financial services industry, and this could have an adverse effect on our competitive position or otherwise adversely affect the price of our securities.

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

In May 2009, Mizuho Securities and Shinko Securities Co., Ltd. conducted their merger, with the aim of improving our service-providing capabilities to our clients and to offer competitive cutting-edge financial services on a global basis.

In July 2011, Mizuho Securities and Mizuho Investors Securities signed a memorandum of understanding on merger. The purpose of the merger is to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the group’s full-line securities company. In May 2012, Mizuho Securities and Mizuho Investors Securities entered into a merger agreement, and the merger is scheduled to be consummated on January 4, 2013.

In September 2011, Mizuho Trust & Banking became a wholly-owned subsidiary of Mizuho Financial Group, Mizuho Securities became an unlisted subsidiary of Mizuho Corporate Bank and Mizuho Investors Securities became a wholly-owned subsidiary of Mizuho Bank, through their respective stock-for- stock exchanges. The purpose of these stock-for- stock exchanges is to further enhance the “group collective capabilities” by integrating group-wide business operations and optimizing management resources such as workforce and branch network.

In November 2011, Mizuho Financial Group, Mizuho Bank and Mizuho Corporate Bank signed a memorandum of understanding on merger. The purpose of the merger is to become able to provide directly and promptly diverse and functional financial services to both Mizuho Bank and Mizuho Corporate Bank customers, utilizing the current “strengths” and “advantages of Mizuho Bank and Mizuho Corporate Bank, and to continue to improve customer services by further enhancing group collaboration among the banking, trust and securities function and, at the same time, to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency. We plan to conduct the merger on July 1, 2013.

Principal Capital Expenditures and Divestitures

Since 2007, Mizuho Bank has been purchasing common stock of Credit Saison from time to time, in furtherance of our aim to promote the alliance with Credit Saison. Mizuho Bank and Mizuho Corporate Bank together owned 13.36% of the total outstanding shares of common stock of Credit Saison as of March 31, 2012.

Other Information

Our registered address is 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8333, Japan, and our telephone number is 81-3-5224-1111.

4.B. Business Overview

General

We offer a variety of financial services, including banking, trust, securities and asset management services.

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

With respect to the Transformation Program, which was launched as the Medium-term Management Policy of our group in May 2010, we have steadily been implementing initiatives to strengthen three areas: “improving profitability;” “enhancing financial base;” and “strengthening front-line business capabilities.”

In connection with the above, we established the “advanced group management structure” initiative, under which we aim to establish a new corporate structure and corporate governance structure, with which we will be able to utilize the banking, trust and securities functions effectively as the only financial group in Japan with all of these three functions under one umbrella, and thereby further enhance customer convenience.

In September 2011, we conducted share exchanges as a result of which Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities became our wholly-owned subsidiaries with an aim to further enhance our “group collective capabilities.” We also determined to conduct a merger between Mizuho Securities and

Mizuho Investors Securities on January 4, 2013, on the assumption that, among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries that are required for the merger.

Additionally, Mizuho Bank and Mizuho Corporate Bank determined to conduct a merger on July 1, 2013, on the assumption that, among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries, and we started to implement the “substantive one bank” structure in April 2012 in order to realize the synergies generated from the merger as soon as possible prior to the scheduled effective date of the merger.

Taking fully into account that it is the role in society as a financial institution to supply funds to customers smoothly, we as a whole are working, among other things, to properly respond to customers’ requests to change terms and conditions of loans in accordance with our basic policy of facilitating finance, and are making efforts to fully exercise our consulting service function.

We endeavor to establish a solid internal control system, to promote CSR (corporate social responsibility) and to enhance our brand strategy.

With regard to the internal control system, we established our internal controls in accordance with the Financial Instruments and Exchange Law of Japan and Sarbanes Oxley Act of the United States, and we also promoted the protection of customers.

We promote CSR by conducting lectures established by us at universities, supporting financial education by conducting joint research with a university and promoting environmental conservation.

As our brand strategy, we actively promote our brand slogan, “Channel to Discovery,” to promote it within and outside the group. In addition, in September 2011, we established the brand subslogan, “One MIZUHO: Building the future with you,” which represents our unified commitment to implementing reforms in order to become the most trusted financial institution, and our management and employees share this commitment.

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

Business strategy

We aim to strengthen top-line profits by thoroughly enhancing business areas where we have a competitive advantage and fields where growth potential is envisaged. In addition, we aim to strengthen fundamental profitability through capturing the various needs of our customers in and out of Japan as a strategic business partner while facilitating financing. We will focus on the following:

•	Strategic expansion in business areas where we have strengths, including the Tokyo Metropolitan Area and transactions with large corporate customers:

The Tokyo Metropolitan Area: Transactions with corporate customers

•	Strengthen initiatives for SME business through proposing comprehensive solutions in response to the management challenges of our customers; and

•	Strengthen initiatives for business-owner customers and blue-chip land and property owners and similar customers.

The Tokyo Metropolitan Area: Transactions with individual customers

•	Strengthen initiatives for loans to individuals, including housing loans, and make Orico an affiliate of ours;

•	Increase assets under management of individual customers through collaboration among banking, trust and securities functions; and

•	Improve the services and accessibility of the retail business of Mizuho Trust & Banking through utilization of Mizuho Bank’s network.

Transactions with Large Corporate Customers

•	Proactively be involved in corporate customers’ business and financial strategies taken in response to changes in industrial structure.

•	Strengthening of initiatives for the “Asia” region which we believe has high growth potential:

Japanese customers

•	Provide various solutions for global strategies of our customers, including SMEs.

Non-Japanese customers

•	Pursue lending opportunities with blue-chip customers in response to their financial strategy needs; and

•	Enhance capabilities for our securities business.

•	Strengthening of asset management business, mainly targeting individual financial assets and pension assets:

Individuals

•	Increase market share based on balance of investment products (AUM) by increasing sales mainly through group collaboration.

Pension and related businesses

•	Strengthen initiatives primarily for corporate pensions and public corporations through share-up and share-in in existing commissioned pension trusts primarily among our main bank customers.

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

Improvement of asset portfolio

We aim to strategically reallocate risk-weighted assets together with improving our asset efficiency and further strengthening our risk management. We plan to:

•	Allocate risk-weighted assets to focused strategic business areas through thorough review of noncustomer assets and low-return assets;

•	Aim to reduce our equity portfolio by ¥1 trillion compared with the balance as of March 31, 2010 on an acquisition cost basis (Japanese GAAP); and

•	Improve our asset quality and streamline our balance sheet.

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

Group Operations

The Global Corporate Group and The Global Retail Group

Mizuho Corporate Bank and Mizuho Bank

Mizuho Corporate Bank

Mizuho Corporate Bank provides various financial products and services to large corporations such as listed corporations and their affiliates, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. We meet the needs of our customers by utilizing our strengths such as our solid customer base, comprehensive financial expertise and office network which covers major cities in and outside Japan.

Mizuho Bank

Mizuho Bank provides financial services mainly to individual customers, SMEs, middle-market corporations and local governmental entities in Japan. In addition to our solid customer base, we maintain one of the largest branch and ATM networks in Japan and a broad range of Internet banking services.

“Substantive One Bank” Structure

By implementing the “substantive one bank” structure in April 2012, prior to the scheduled effective date of the merger of Mizuho Bank and Mizuho Corporate Bank of July 1, 2013, we aim to realize the synergies to be generated from the merger as soon as possible.

With respect to the business promotion structure of Mizuho Bank and Mizuho Corporate Bank relating to customer relations, we redefined our customer segments in more detail based on customer characteristics and established an organizational structure across Mizuho Bank and Mizuho Corporate Bank for each segment in order to enhance our ability to meet the diversified needs of customers in a prompt manner. Specifically, we reorganized customer segments into six units, the “Corporate Banking Unit (Large Corporations),” the

“Corporate Banking Unit,” the “Financial Institutions & Public Sector Business Unit,” the “Retail Banking Unit,” the “Personal Banking Unit” and the “International Banking Unit” (collectively, “relationship management units”), and established an organizational structure across Mizuho Bank and Mizuho Corporate Bank to offer advanced solutions to the specific needs of the targeted customers of each unit.

From the perspective of efficient management resource utilization and facilitating the sharing of business know-how, we consolidated the business units that provide product functions into units that service both Mizuho Bank and Mizuho Corporate Bank, separate from the relationship management units, and reorganized them into three units, the “Investment Banking Unit,” the “Transaction Banking Unit” and the “Asset Management Unit,” so that each unit can provide products that meet the needs of Mizuho Bank and Mizuho Corporate Bank customers on a group-wide basis. We have established a “Business Collaboration Division (Securities & Trust Services)” in both Mizuho Bank and Mizuho Corporate Bank to facilitate collaboration between banking and trust functions and between banking and securities functions.

In addition, we have consolidated the organizations that provide market functions into the “Market Unit” that functions across Mizuho Bank and Mizuho Corporate Bank in order to enhance market-related profits.

Corporate Banking Unit (Large Corporations)

The Corporate Banking Unit (Large Corporations) engages in relationship management for large corporations and their affiliates in Japan.

In the area of transactions with large corporations and their affiliates in Japan, we offer financial products and services on a global basis by utilizing the expertise of our group companies to meet the increasingly diverse and sophisticated needs of our customers. For example, in response to our customer needs with regard to their management strategy such as business integration and business restructuring, we promote our products with proposals and other things related to business restructuring in collaboration with sections specializing in those businesses. We also provide most suitable finance solutions for our customers, actively enhancing initiatives to realize the best solution in cooperation with our group companies including Mizuho Bank, Mizuho Corporate Bank, Mizuho Securities and Mizuho Trust & Banking. In particular, we have also introduced a double-hat structure with Mizuho Securities in July 2009 in order to provide advanced solutions in banking and securities businesses, and in May 2012 we have expanded the double-hat structure with an aim to strengthen and deepen the collaboration.

As of March 31, 2012, customers of Mizuho Corporate Bank and our other group companies cover approximately 70% of all companies listed on the Tokyo, Osaka and Nagoya stock exchanges.

Corporate Banking Unit

The Corporate Banking Unit provides products and services mainly to relatively larger SMEs and medium-sized enterprises (quasi listed companies).

Also, in response to the recent challenging economic environment, we conduct thorough credit management in our loan operations and have enhanced our business revitalization support to our corporate customers.

In the area of transactions with relatively larger SMEs and medium-sized enterprises (quasi listed companies), we provide financial products together with sophisticated advisory and other services that are appropriate in light of the customers’ business strategies.

We respond to the emerging customers’ needs through various solution businesses such as offering syndicated loans targeted at relatively larger SMEs and medium-sized enterprises, advisory services related to overseas expansions, mergers and acquisitions-related services, business matching services, financial products acting as sales agent for securities companies, services related to defined contribution pension plans and support for start-up companies in cooperation with Mizuho Capital Co., Ltd.

Financial Institutions & Public Sector Business Unit

The Financial Institutions & Public Sector Business Unit provides products and services mainly to financial institutions and central and local governments.

For financial institution customers in Japan, we offer advisory services and solutions, such as advice on financial strategy and risk management, support for overseas business, and proposals on various investment products, by concentrating our various financial expertise from each Group company to meet the increasingly sophisticated and varied needs of customers.

For public sector entities, we provide comprehensive financial services that include funding support via the subscription and underwriting of public bonds, cooperation between the public and private sectors, i.e., PFI and PPP, and arrangement of syndicated loans.

Regarding our bond-related businesses, with our extensive experience and track record as a leading bank in this area, we support our customers’ financing needs by underwriting bonds issued by public sector entities and working as the commissioned bank or fiscal agent for bonds issued by corporations, financial institutions and public sector entities.

Retail Banking Unit

The Retail Banking Unit provides products and services mainly to SMEs, business owners, land owners and lease holders.

For business owners, land owners and lease holders, we provide comprehensive consulting services for addressing important issues which include both corporate and individual matters, such as business and assets inheritance and other important issues to our customers, by collaborating with our group companies, including Mizuho Trust & Banking.

In response to customers’ sound financial demands that are appropriate for the customers’ segments, we stably supply customers with ample funds while securing appropriate levels of interest rates in accordance with their risks, through initiatives such as concentrating our overall lending operations for small-scale companies in Mizuho Business Financial Center Co., Ltd., a subsidiary that specializes in making loans, and introducing strategic loan products.

Personal Banking Unit

The Personal Banking Unit offers financial products and services to individual customers, including loans and deposits as well as consulting and credit card services in Japan.

In this business area, with an aim to build a stable revenue base, we are enhancing our relationship marketing through sophistication of our marketing geared toward the maximization of earnings from lifetime business relationship with our customers and through offering products and services that meet the diverse needs of our customers, establishing convenient access points for customers and providing specialized consulting services by utilizing the comprehensive expertise of our group companies.

With respect to consulting services, we have established a specialized framework by increasing the number of financial consultants (3, 527, as of March 31, 2012) that make various proposals by utilizing the extensive lineup of our products such as investment trusts, foreign currency deposits, individual annuities and Japanese government bonds and others. The balance of investment trusts (excluding MMF) was ¥1.36 trillion, individual annuities was ¥2.41 trillion, foreign currency deposits was ¥0.43 trillion and Japanese government bonds sold to individuals was ¥1.42 trillion, each as of March 31, 2012. We also handle trust products at Mizuho Bank branches as agents of Mizuho Trust & Banking and provide trust-oriented services such as testimony trust and real estate related services by setting up “Trust Lounge” in Mizuho Bank branches. We have 164 of Mizuho Investors Securities’ “Planet Booths,” which are located in the branches and offices of Mizuho Bank as of March 31, 2012, and we respond to our customers’ needs relating to securities products.

In our housing loan business, we offer various products and services in addition to weekend consultation, such as “Flat 35,” a housing loan product with a fixed interest rate for a maximum of 35 years offered in cooperation with and securitized by the Japan Housing Finance Agency, in addition to our own housing loan products.

With respect to unsecured loan products, in addition to providing “Captive Loans” in cooperation with Orient Corporation, we are aiming to improve customer convenience with respect to “Mizuho Bank Card Loans” such as increasing lending limits and reducing minimum base rates.

As of March 31, 2012, the Mizuho Mileage Club had approximately 8. 88 million members and we had approximately 2.44 million credit card members. We provide special benefits such as free ATM usage during off-business hours and free charging fees for money transfers under certain conditions based on credit card usage, balance of assets under management and housing loan usage.

In addition to expanding our staffed branches throughout Japan (434 as of March 31, 2012) and our ATM network, we are enhancing our Internet banking services and strengthening marketing through call centers.

We provide executives and employees of corporate clients of Mizuho Bank and Mizuho Corporate Bank and other group companies with products and services such as preparation of accounts to receive salaries upon employment, housing loans and the investment of retirement allowances.

We undertake the business related to lottery tickets, such as, the sales of lottery tickets issued by prefectures and government-ordinance-designated cities.

Mizuho Bank implemented initiatives to strengthen its Asian retail finance business and, together with Credit Saison Co., Ltd. and UC Card Co., Ltd., entered into a basic agreement for a comprehensive business partnership in the area of retail business with China UnionPay Co., Ltd. In addition, Mizuho Bank turned a local company that focuses on automobile loans and leases in Indonesia into its consolidated subsidiary and launched a retail finance business in Indonesia as PT. Mizuho Balimor Finance.

International Banking Unit

The International Banking Unit is responsible for transactions such as those with non-Japanese companies and Japanese companies that conduct business overseas.

In this business area, we provide unified support both in Japan and overseas for our Japanese corporate customers to expand their foreign operations. We do this by providing highly specialized services that use our advanced financial technologies and expertise. Particularly in Asia, we support Japanese corporate customers in connection with their entry into Asian markets by offering advisory and other services. We also actively promote business with non-Japanese corporate customers in various countries through our global network.

In addition, we actively implement initiatives in order to meet the diverse needs of our overseas customers in such product areas as project finance and trade finance.

Furthermore, while strengthening our overseas network, we continue to cultivate cooperative working relationships with major partners and foreign government agencies in various countries to supplement regions or product areas that our group’s network is unable to cover and enhance our support framework for customers that are developing businesses outside Japan.

For example, in September 2011, Mizuho Corporate Bank (Malaysia), a wholly-owned subsidiary of Mizuho Corporate Bank, started operations in Malaysia, which is one of the core nations in the high-growth ASEAN region. As a result of the opening of the local subsidiary, we became able to provide our customers with a diverse range of financial services in the Malaysian local currency, the Ringgit.

In addition, in September 2011, Mizuho Corporate Bank entered into a capital and business alliance with the Joint Stock Commercial Bank for Foreign Trade of Vietnam (Vietcombank), one of the largest commercial banks in the Socialist Republic of Vietnam. This alliance will further strengthen the bank’s structure to support the business development of our customers in Vietnam by making it possible to provide services by leveraging various information as well as the domestic office network of Vietcombank.

Furthermore, in June 2012, Mizuho Corporate Bank reached an agreement with the German bank, WestLB AG, to acquire 100% of the issued and outstanding shares of its Brazilian corporate banking subsidiary, Banco WestLB do Brazil S.A. Completion of the transaction is subject to relevant regulatory approvals. This acquisition is an opportunity for Mizuho Corporate Bank to obtain a local banking platform which would enable us to further strengthen our capability to support the entrance and expansion of both Japanese and non-Japanese customers in Brazil, thereby enhancing Mizuho’s global network.

Investment Banking Unit

The Investment Banking Unit promotes investment banking businesses, mainly loan syndication business and financial products business, and provides our customers with sophisticated financial solutions to meet their needs on a global basis.

In the loan syndication business, we offer syndicated loan services to meet the various financing needs of our customers, and we take a leading role in the growth of the Japanese syndicated loan market. During the fiscal year ended March 31, 2012, despite the intensified competition among banks, our group arranged, based on amount of principal, 39.3% of all syndicated loans arranged in Japan and maintained the top position on the domestic league table (according to Thomson Reuters, for the fiscal year ended March 31, 2012). We are expanding our loan syndication business into new areas such as those related to mergers and acquisitions and public sector’s private finance initiatives.

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

In the financial products business area such as structured finance, acquisition finance, real estate finance and project finance, we have been promoting providing comprehensive products in accordance with business strategies and financial issues, etc., to respond to our customers’ further diversifying needs. We are further expanding our range of services through cooperation with our group companies, including Mizuho Securities, Mizuho Corporate Advisory Co., Ltd., Mizuho Management Advisory Co., Ltd. and Mizuho Capital Partners Co., Ltd.

Transaction Banking Unit

The Transaction Banking Unit engages in businesses related to cash management, foreign exchange, trade finance and custody services. With respect to cash management services, we provide online solutions such as domestic and global cash management services to our customers.

We offer foreign exchange and trade finance products and services in cooperation with our overseas branches and offices.

We offer custody services as well as yen settlement and clearing services and outsourced continuous linked settlement services.

Asset Management Unit

The Asset Management Unit provides products and services that correspond to the needs of customers in collaboration with our group companies through the synergy effects arising from the integrated operation of the planning, development and sales of businesses relating to the asset management.

In the pension related business, we provide “comprehensive pension proposals” that include services and products related to defined contribution as well as defined benefit pension plans to meet the needs of customers by collaborating with Mizuho Trust & Banking and other asset management group companies in promoting the business.

In the alternative investment business, we provide our customers with the most relevant products by collaborating with our group companies, including Mizuho Alternative Investments, LLC in the United States, Mizuho Global Alternative Investments, Ltd. in Tokyo, which selects and introduces hedge funds, etc., and Eurekahedge Pte, LTD. in Singapore, which is our subsidiary providing hedge fund research and data services.

Business Collaboration Division ( Securities & Trust Services )

Business Collaboration Division (Securities & Trust Services) engages in planning and enhancing the most relevant collaboration measures among the banking, trust and securities functions to Mizuho’s customers ranging from individuals to large companies in collaboration with Mizuho Securities, Mizuho Investors Securities and Mizuho Trust & Banking.

In the securities business, in order to meet diverse asset management, financing and consulting needs of our customers, we make the most of the functions of our group securities companies, such as through deploying joint branches known as “Planet Booth” jointly operated by Mizuho Bank and Mizuho Investors Securities and expanding a “double-hat” structure between Mizuho Securities and Mizuho Corporate Bank.

In the trust business, we provide advanced trust solutions for our corporate and individual customers as sales agents of Mizuho Trust & Banking. In particular, we strengthen the collaboration between banking and trust functions by increasing the number of “Trust Lounges” in order to meet our wealthy customers’ needs related to business and assets inheritance.

Market Unit

The Market Unit engages in the business of sales and trading of financial products related to, among others, interest rates, foreign exchange, commodities and credit, as well as investments in interest rates, equities, credit, etc.

We continue to enhance our portfolio management and diversify our investments to make our portfolio more sound and profitable.

Mizuho Securities

Mizuho Securities closely collaborates with Mizuho Corporate Bank and other group companies and aims to be “the most reliable investment bank with global reach.”

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

We also introduced a double-hat structure with Mizuho Corporate Bank in July 2009 with an aim to provide advanced solutions in banking and securities businesses, and expanded that double-hat structure with an aim to strengthen and deepen the collaboration in May 2012.

Product Development and Sales Business

In the product development and sales business, we mainly engage in sales and trading of stocks and bonds, research and funds (investment trusts) and offer value-added product solutions by providing quality information in a timely manner in response to the various investment needs of domestic and overseas customers. We also focus on globally integrating our business by utilizing our network of overseas subsidiaries.

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

The Global Asset and Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is a trust bank that provides individual and corporate customers with financial services utilizing trusts. We provide our customers with distinct products and services developed based on our specialized expertise, consulting capabilities and abundant know-how cultivated over the years. Under the “substantive one bank” structure implemented from April 2012, Mizuho Trust & Banking will also promote coordinated management with Mizuho Bank and Mizuho Corporate Bank in order to offer various financial services in a prompt manner through group wide collaboration for every possible customer need.

Asset Management Business

We provide mainly corporate customers with a wide range of services and solutions in the following business areas:

•	real estate business, including real estate sales agent services and real estate securitizations;

•	structured product business, including securitization transactions that utilize trusts;

•	asset management business relating to various assets, including pension plans;

•	pension plan business, including acting as trustee, providing consulting services, actuarial services and administration services;

•	asset administration business, including trustee services for investment trusts and management and administration of investments in securities; and

•	equity strategy business, including acting as a securities agent and providing advice on practical issues related to stock.

Wealth Management Business

We provide primarily individual customers with the following services related to wealth management:

•	consulting services regarding investment and management of customer assets;

•	businesses relating to the asset inheritance such as testamentary trusts;

•	consulting services regarding apartment leasing business, providing apartment loans, etc.;

•	deposits, investment trusts and other investment products that utilize trusts; and

•	real estate business such as brokerage of housing sales and land development.

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

Asset Management Companies

Our asset management companies, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. (an equity method affiliate of ours), provide quality products and services for our group companies and customers that reflect their respective strengths. Each company offers a variety of investment trust products that meet the increasingly sophisticated and diverse needs of our customers.

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

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies and other non-bank finance companies.

•	Other financial services providers: We also compete with private equity funds and other types of investors.

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading local banks in those financial markets outside Japan in which we conduct business.

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of April 1, 2012): (i) ordinary banks, of which there were 128, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 16, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

Ordinary banks consist mainly of city banks and regional banks. City banks, including Mizuho Corporate Bank and Mizuho Bank, are based in large cities, operate domestically on a nation-wide scale through networks of branch offices and have strong links with large corporate customers in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including retail banking, small and medium-sized enterprise banking, international operations and investment banking. Regional banks are based in one of the prefectures of Japan and are generally much smaller in terms of total assets than city banks. In recent years, some regional banks have allied with each other and formed holding companies to operate in several prefectures. Customers of regional banks, other than local retail customers, include mostly regional enterprises and local public utilities, although regional banks also lend to large corporations. In addition to these types of banks, new retail-oriented banks have emerged in recent years, including Internet banks and banks specializing in placing their ATMs in convenience stores and supermarkets without maintaining a branch network.

Trust banks, including Mizuho Trust & Banking, are engaged in trust services in relation to, among others, money trust, pension trust and real estate trust services, in addition to banking business.

As of May 7, 2012, there were 57 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

In April 2012, Japan Bank for International Cooperation, which provides policy-based finance with a mission to contribute to the sound development of Japan and the international economy and society, was spun off from Japan Finance Corporation and was established as a joint stock company wholly owned by the Japanese government.

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. In recent years, the governmental postal business has been in the process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. Privatization of the banking and insurance subsidiaries, which was originally planned to be completed by 2017, was suspended in December 2009. In April 2012, a law was enacted under which Japan Post will be retransformed into a joint stock corporation holding three operating companies, and the deadline of the privatization of banking and insurance subsidiaries was abolished and replaced with a statement that the privatization is to be conducted in the near future.

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

The Bank of Japan

The Bank of Japan is Japan’s central bank and serves as the principal instrument for the execution of Japan’s monetary policy. The principal measures by which the Bank of Japan implements monetary policy are the adjustment of its discount rate, its operations in the open market and the imposition of deposit reserve requirements. Banks in Japan are allowed to obtain borrowings from, and rediscount bills with, the Bank of Japan. Moreover, most banks in Japan maintain current accounts under agreements with the Bank of Japan pursuant to which the Bank of Japan is entitled to supervise, examine and audit the banks. The supervisory functions of the Bank of Japan are intended to enable it to ensure smooth settlement of funds among banks and other financial institutions, thereby contributing to the maintenance of an orderly financial system, whereas the supervisory practices of the Prime Minister or the Commissioner of the Financial Services Agency are intended to maintain the sound operations of banks and promote the security of depositors.

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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks, the amount of which is, from April 2010, equivalent to 0.107% of the amount of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.082% of the amount of other deposits. However, for the fiscal year ending March 31, 2013, if there are no insured bank failures, the insurance premium rate of 0.089% for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes and the insurance premium rate of 0.068% for other deposits shall be applied retroactively from the beginning of such fiscal year, and the amount paid in excess of such rates will be reimbursed to insured banks without interest.

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

Governmental Measures to Treat Troubled Institutions

Under the Deposit Insurance Law, a Financial Reorganization Administrator can be appointed by the Prime Minister if the bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. Its business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of these types of institutions, and the bridge bank will seek to transfer the bank’s assets to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. Where it is anticipated that the failure of a bank may cause an extremely grave problem in maintaining the financial order in Japan or the region where such bank is operating, the following measures may be taken: (i) the Deposit Insurance Corporation may subscribe for the shares or other instruments of the relevant bank in order to enhance capital adequacy of the bank; (ii) if the bank fails or suffers a capital deficit, financial aid exceeding the pay-off cost may be available to such bank; and (iii) in the case where the systemic risk cannot be avoided by the measure mentioned in (ii) above, the Deposit Insurance Corporation may acquire the bank’s shares.

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

Certain amendments to the Financial Instruments and Exchange Law and the Banking Law, which came into effect on June 1, 2009, revamped the firewall regulations regarding the holding of concurrent offices or posts among banks, securities firms and insurance firms and required banks, securities firms and insurance firms to establish systems for managing conflicts of interest in order to protect customers’ interests and expanded the types of business services that banks and certain other financial firms can provide.

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

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Law Concerning Restriction on Shareholdings by Banks. Bank’s Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2017. The Bank’s Shareholdings Purchase Corporation purchased ¥713.8 billion of shares during the period from March 12, 2009 through June 30, 2012. The Bank’s Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2027 by taking into consideration the effects on the stock market.

The Bank of Japan also purchased ¥387.8 billion of shares held by banks and other financial institutions during the period from February 23, 2009 through April 30, 2010. The Bank of Japan generally will not sell the purchased shares until March 31, 2014. The Bank of Japan will dispose of the purchased shares by September 30, 2019 by taking into consideration the effects on the stock market.

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

With regard to capital, these guidelines are in accordance with the standards of the Bank for International Settlements for a target minimum standard capital adequacy ratio of 8% (at least half of which must consist of Core Capital (Tier 1), for a minimum Core Capital ratio of 4%) on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Corporate Bank, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

Banks and bank holding companies are required to measure and apply capital charges with respect to their market risks in addition to their credit risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices such as the risks pertaining to interest rate-related instruments and equities.

Japanese banks with only domestic operations, such as Mizuho Bank, and bank holding companies the subsidiaries of which operate only within Japan are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that those banks and holding companies are required to have a minimum capital adequacy ratio of 4%, at least half of which must consist of Tier 1 capital, and are not required to apply capital charges to their market risks.

Under the capital adequacy guidelines, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, can record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy is 20% of Tier 1 capital.

In June 2004, the Basel Committee on Banking Supervision announced amended rules with respect to minimum capital requirements, which include amended risk weight calculations that introduce an internal ratings-based approach and the inclusion of operational risk in the calculations, as well as an emphasis on supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk-weighted assets. The better the credit rating of an obligor is, the lower the risk weight applicable to the risk-weighted assets owed by it. Also, the new rules require financial institutions to establish an internal risk management system, to make thorough disclosure of relevant information and to set an appropriate reserve against operational risk based upon a fair evaluation thereof. The new Financial Services Agency guidelines, which follow the amended rules, became effective on March 31, 2007, except for the introduction of the advanced methodologies to calculate capital requirements for risks which took effect on March 31, 2008. Under the new guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the AIRB approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and also apply the AMA for the calculation of operational risk from September 30, 2009.

In December, 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the rules text, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines to be applied from March 31,2013, which generally reflect rules in the Basel III text that are scheduled to be applied from January 1, 2013.

Protection of Personal Information

The Personal Information Protection Law (Kojin Jouhou no Hogo ni kansuru Houritsu) (Law No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses, including us, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with the order issued by the Financial Services Agency to take necessary measures to comply with the law will subject us to criminal and/or administrative sanctions.

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

Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards

The Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards (Gizou Kaado tou oyobi Tounan Kaado tou wo Mochiite Okonawareru Fuseina Kikaishiki Yochokin Haraimodoshi tou karano Yochokinsha no Hogo tou ni kansuru Houritsu) (Law No. 94 of 2005, as amended) requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits using forged or stolen bank cards. The law also requires financial institutions, among other matters, to compensate depositors for any amount illegally withdrawn using forged bankcards, unless the financial institution can verify that it acted in good faith without negligence and that there was gross negligence on the part of the relevant account holder.

Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises (SMEs), etc.

The Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises (SMEs), etc. (Chuushoukigyousha tou ni taisuru Kinyuu no Enkatsuka wo Hakaru tameno Rinjisochi ni kansuru Houritsu) (Law No. 96 of 2009) was enacted on November 30, 2009. The legislation requires financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayments by employing methods such as modifying the terms of loans at the request of eligible borrowers, including SMEs and individual home loan borrowers. The legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make disclosure of and report to the relevant authority on the status of implementation. These measures are effective until March 2013.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Corporate Bank’s New York, Chicago and Los Angeles branches and Houston and Atlanta representative offices. We also own one bank in the United States, Mizuho Corporate Bank (USA), as well as controlling interests in several other subsidiaries, including Mizuho Trust & Banking Co. (USA), which is engaged primarily in the trust and custody business, and Mizuho Securities USA Inc., a U.S. broker dealer engaged in the securities business.

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

Mizuho Financial Group and Mizuho Corporate Bank are financial holding companies (“FHCs”), and Mizuho Trust & Banking is a bank holding company, within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). As a matter of law, these three companies are expected to act as a source of financial strength to Mizuho Corporate Bank (USA) and Mizuho

Trust & Banking Co. (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting interests in any company engaged in nonfinancial activities under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank or savings association.

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

As a financial holding company, we are also subject to additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. We and each of our U.S. insured depository institution subsidiaries must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Further, Mizuho Corporate Bank must also meet such capital standards as calculated under its home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

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

The New York branch of Mizuho Corporate Bank is subject to supervision, examination and regulation by the New York State Department of Financial Services as well as by the Federal Reserve Board. Except for the prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York State has an asset pledge requirement for branches equal to 1% of third party liabilities with a cap of $400 million, provided that an institution designated as a “well-rated foreign banking corporation” is permitted to maintain a reduced asset pledge with a cap of $100 million. The New York State Department of Financial Services may require higher amounts for supervisory reasons. Each U.S. branch and representative office of Mizuho Corporate Bank is subject to regulation and examination by the state banking authority of the state in which it is located.

The deposits of Mizuho Corporate Bank (USA) are insured by the Federal Deposit Insurance Corporation (FDIC), and it is a state-chartered bank that is a member of the Federal Reserve System. As such, Mizuho Corporate Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Department of Financial Services, as well as to relevant FDIC regulation.

The deposits of Mizuho Trust & Banking Co. (USA) are also FDIC-insured, and it is a state-chartered bank and trust company that is not a member of the Federal Reserve System. As such, Mizuho Trust & Banking Co. (USA) is subject to regulation, supervision and examination by the FDIC and the New York State Department of Financial Services.

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

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2012:

Notes:

(1)	In September 2011, Mizuho Securities, Mizuho Investors Securities and Mizuho Trust & Banking became wholly-owned subsidiaries through stock-for-stock exchanges, and all three companies, formerly listed on the Tokyo Stock Exchange and other financial instrument exchanges, were delisted.

(2)	Two asset management companies consist of Mizuho Asset Management and DIAM. DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2012:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0	100.0
Mizuho Securities Co., Ltd.	Japan	Securities	94.7	94.7
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0	100.0
Mizuho Investors Securities Co., Ltd.	Japan	Securities	100.0	100.0
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0	54.0
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7	98.7
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6	98.6
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5	91.5
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Factors, Limited	Japan	Factoring	100.0	100.0
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0	100.0
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0	50.0
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0	60.0

Overseas
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0	100.0
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0	100.0
Mizuho Corporate Bank (China), Ltd.	China	Banking	100.0	100.0
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0	100.0
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0	100.0
Mizuho International plc	U.K.	Securities and banking	100.0	100.0
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0	100.0
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0	100.0
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0	100.0
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0	99.0

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2011 and 2012:

	At March 31,
	2011	2012
	(in millions of yen)
Land	¥266,827	¥271,083
Buildings	710,226	735,188
Equipment and furniture	466,667	480,068
Leasehold improvements	88,107	89,200
Construction in progress	28,777	11,575
Software	683,514	668,448

Total	2,244,118	2,255,562
Less: Accumulated depreciation and amortization	1,129,914	1,150,693

Premises and equipment—net	¥1,114,204	¥1,104,869

Our head office is located at 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan with 14,134 square meters of office space. The headquarter buildings of Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Bank are each leased from third parties.

The total area of land related to our material office and other properties at March 31, 2012 was approximately 798,000 square meters for owned land and approximately 21,000 square meters for leased land.

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

In November 2011, we announced that we determined to conduct a merger between Mizuho Bank and Mizuho Corporate Bank by around the end of the first half of the fiscal year ending March 31, 2014, on the assumption that, among other things, filings will have been made to and permission obtained from the relevant authorities in Japan and any foreign countries, and signed a memorandum of understanding for further consideration and discussion of the details. Through the merger, we aim to become able to provide directly and promptly diverse and functional financial services to customers of Mizuho Bank and Mizuho Corporate Bank, to continue to improve customer services by further enhancing group-wide collaboration among the banking, trust and securities functions, and to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources by strengthening group governance and improving group management efficiency. In addition to the merger, we will consider the possibility of an integration that includes Mizuho Trust & Banking. In March 2012, we announced that we determined that the effective date of the Merger shall be July 1, 2013.

In April 2012, we integrated various business functions of Mizuho Bank and Mizuho Corporate Bank prior to the effective date of the merger and implemented the “substantive one bank” structure, which included establishing a new organizational structure by unifying and reorganizing certain units, in order to realize the synergy effects of the merger as early as possible and ultimately to enhance our group profitability.

In May 2012, we announced that Mizuho Securities and Mizuho Investors Securities signed a merger agreement to enhance our retail securities business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through a single full-line securities company. We plan to conduct the merger on January 4, 2013.

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

Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities that are elected for fair value treatment under ASC 825. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report.

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

Operating Environment

We operate principally in Japan, and our performance has generally tracked the macro economy of Japan. Since the fiscal year ended March 31, 2008, the global economy has weakened due mainly to the effects of the global financial market turmoil. The global economy continued to worsen in the fiscal year ended March 31, 2009, and financial results in the financial and industrial sectors deteriorated significantly. However, the global economy emerged from its worst and maintained a gradual recovery in the fiscal year ended March 31, 2010. In the fiscal year ended March 31, 2011, the global economy generally continued on a gradual recovery while the fiscal problems faced by certain countries in Europe became an increasing cause for concern.

In the fiscal year ended March 31, 2012, despite the continuing overall gradual recovery of the global economy, the recovery remains weak due to destabilization of the international financial and capital markets caused by the fiscal problems in Europe and the decline in exports to Europe impacting the real economies of newly developing countries. In the United States, gradual recovery in the economy appears to be continuing, while the risk remains of a slackening in the economy, including rising oil prices and the pressure on the government to implement a tight fiscal policy due to the constraints imposed by the debt ceiling. In Europe, the economy has entered a slowdown phase, with the fiscal problems experienced by certain countries impacting the real economy, and the future of the European economy holds little prospect of a drastic speedy fix for the Euro-area’s debt problems, and it is difficult to predict the effects on the global economy. In Asia, although the region continues to maintain relatively strong economic growth, such growth is slowing as a whole, including due to the impact of the decline in exports associated with the economic stagnation in Europe. In Japan, the recovery from the impact of the Great East Japan Earthquake continues. Despite the temporary standstill in exports and production due to the impact of the floods in Thailand in fall 2011, there are visible signs of a gradual recovery. As for the future direction of the economy, while there are boosting factors such as the growing demand in relation to reconstruction efforts, there are also several causes for concern, such as the strength of the yen against other currencies, rising oil prices, the downturn in overseas economies and electricity shortages, which pose a risk of acting as a drag on economic growth. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis increased by 1.8% in the fiscal year ended March 31, 2008, decreased by 3.7% and 2.0% in the fiscal years ended March 31, 2009 and 2010, respectively, increased by 3.2% in the fiscal year ended March 31, 2011 and was unchanged in the fiscal year ended March 31, 2012. After continuing to decrease in each quarter of calendar 2011, Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 2.8% in the first quarter of calendar 2012. The Japanese government stated in its monthly economic report from January through April 2012 that “the Japanese economy is still picking up slowly” but that “difficulties continue to prevail due to the Great East Japan Earthquake,” and in May 2012, the report began to express that “the Japanese economy is on the way to recovery at a moderate pace, reflecting demand for reconstruction, while difficulties continue to prevail.” Japan’s core nationwide consumer price index increased by 0.3% and 1.2% in the fiscal years ended March 31, 2008 and 2009, respectively, but decreased by 1.6%, 0.8% in the fiscal years ended March 31, 2010 and 2011, respectively, and the index was unchanged in the fiscal year ended March 31, 2012 compared to the previous year. The Japanese government has been stating in its monthly economic reports from November 2009 onwards that the Japanese economy is in a mild deflationary phase.

The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2007 through the first quarter of 2012:

•

In October 2010, the Bank of Japan lowered its target for the uncollateralized overnight call rate from 0.1% to “around 0 to 0.1%,” which has since remained unchanged. In December 2009, the Bank of Japan announced that it would provide approximately ¥10 trillion in short-term funds to commercial banks at a low fixed rate in order to boost liquidity and recover stability in the financial markets and increased the amount to approximately ¥20 trillion and ¥30 trillion in March and August 2010, respectively. These measures were succeeded by an asset purchase program of approximately ¥35 trillion established by the Bank of Japan in October 2010, and it increased the amount of the asset purchase program, mainly for the purchase of risk assets, to approximately ¥40 trillion, ¥50 trillion, ¥55 trillion, ¥65 trillion, and ¥70 trillion in March, August and October 2011 and February and April 2012, respectively. In June 2010, the Bank of Japan announced that it would introduce a fund-provisioning measure under which it would provide long-term funds to financial institutions at a low fixed rate in order to support the strengthening of the foundations for economic growth, and in June 2011, it also announced that it would establish a new line of credit to financial institutions for making equity investments and lending against liquid assets as collateral in order to further encourage financial institutions’ efforts to support economic growth. In February 2012, the Bank of Japan announced that it would pursue a “price stability goal in the medium to long term,” under which it would aim to maintain inflation at a rate consistent with price stability that is sustainable in the medium to long term, and provisionally set the goal at 1%. In March 2012, the Bank of Japan announced that it would establish special rules for a new arrangement for loans for small-lot investments and loans that had not been deemed eligible in the rules settled in June 2011 mentioned above, and it also announced that it would establish special rules for a new arrangement for U.S. dollar loans for investments and loans denominated in foreign currencies. The following charts show movements in long-term rates from January 2009 to June 2012, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2009 to June 2012, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, the aggregate monthly average balance of bank loans compared with that of the previous year started to increase in August 2005. The growth generally peaked in December 2008, and the aggregate monthly average balance of bank loans began showing a declining trend beginning December 2009. Thereafter, it again started to increase in October 2011.

•

The CDS index called Markit iTraxx Japan, which is composed of 50 of the most liquid investment grade CDSs for Japanese entities, rose to 154.5 basis points as of March 30, 2012 from 141.7 basis points as of March 31, 2011, and rose to 177.4 basis points as of June 29, 2012. For information on financial transactions for hedging in relation to credit derivatives, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.”

•

According to Teikoku Databank, a Japanese research institution, there were approximately 12,900 corporate bankruptcies in the fiscal year ended March 31, 2010, involving approximately ¥7.0 trillion in total liabilities, approximately 11,500 corporate bankruptcies in the fiscal year ended March 31, 2011, involving approximately ¥4.6 trillion in total liabilities, and approximately 11,400 corporate bankruptcies in the fiscal year ended March 31, 2012 involving approximately ¥3.9 trillion in total liabilities. The number of corporate bankruptcies decreased from a year earlier for the third consecutive year, and the amount of total liabilities marked the lowest level in the past ten years.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE with a March 31 fiscal year end, excluding financial institutions and companies newly listed during the relevant fiscal year, increased from ¥17.1 trillion and ¥7.5 trillion, respectively, for the fiscal year ended March 31, 2010, to ¥26.3 trillion and ¥12.0 trillion, respectively, for the fiscal year ended March 31, 2011, and decreased to ¥22.1 trillion and ¥8.9 trillion, respectively, for the fiscal year ended March 31, 2012.

•

According to the Bank of Japan, total financial assets of households increased from ¥1,491.0 trillion as of March 31, 2010 to ¥1,502.2 trillion as of March 31, 2011 and increased to ¥1,513.4 trillion as of March 31, 2012. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2008 through the first quarter of 2012:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 36.8% to ¥11,089.94 during the fiscal year ended March 31, 2010, but decreased by 12.0% to ¥9,755.10 during the fiscal year ended March 31, 2011, followed by a 3.4% increase to ¥10,083.56 during the fiscal year ended March 31, 2012. Thereafter, the Nikkei Stock Average decreased to ¥9,006.78 as of June 29, 2012. The following chart shows the daily closing price of the Nikkei Stock Average from January 2009 to June 2012:

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥93.27 to $1.00 as of March 31, 2010, ¥82.84 to $1.00 as of March 31, 2011 and ¥82.17 to $1.00 as of March 30, 2012. Thereafter, the yen strengthened to ¥79.61 to $1.00 as of June 29, 2012. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2009 to June 2012:

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan increased by 0.3% in the fiscal year ended March 31, 2009, decreased by 25.4% in the fiscal year ended March 31, 2010 and increased by 5.6% and 2.7% in the fiscal years ended March 31, 2011 and 2012, respectively.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism, the average published land prices in Japan rose by 0.1% during calendar year 2006, which was the first increase in 16 years, and rose again by 1.3% during calendar year 2007, but decreased by 3.2%, 4.2%, 2.7%, and 2.3% during calendar years 2008, 2009, 2010 and 2011, respectively.

Capital Improvements

All yen figures in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

We have been implementing “disciplined capital management” by pursing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders.”

Strengthening of Our Stable Capital Base

Since April 2011, we have made redemptions of various securities that qualify as Tier 1 and Tier 2 capital upon the arrival of their respective early optional redemption dates. In June 2011 and June 2012, we redeemed €500 million and ¥171 billion of non-dilutive Tier 1 preferred securities that were issued by our overseas special purpose companies in March 2006 and February 2002, respectively. With respect to Tier 2 capital, in December 2011, we redeemed ¥77 billion of dated subordinated bonds that were issued by Mizuho Bank in December 2008, and in March 2012, we redeemed ¥123 billion of dated subordinated bonds that were issued by Mizuho Corporate Bank in March 2009.

During the same period we issued subordinated bonds as set forth below which more than offsets the amount of Tier 2 capital that we redeemed. Through public offerings to wholesale investors in Japan, Mizuho Bank issued ¥65 billion and ¥47 billion of dated subordinated bonds in September 2011 and June 2012, respectively, and Mizuho Corporate Bank issued ¥42 billion of dated subordinated bonds in October 2011. Through public offering to retail investors in Japan, Mizuho Bank issued ¥63 billion of dated subordinated bonds in February 2012. In July 2012, our overseas special purpose company issued $1.5 billion of dated subordinated bonds.

Regarding the new capital regulations under Basel III, we aim to increase our common equity capital ratio (under Basel III) as of March 31, 2013, which is when the new capital regulations are scheduled to be initially implemented, to the mid-8% level. The foregoing target is based on a calculation of our common equity capital ratio that includes the outstanding balance of the eleventh series class XI preferred stock (¥373.6 billion as of March 31, 2012) that will become mandatorily converted into common stock in, and will be fully and formally recognized as common equity capital by, July 2016 and is otherwise based on publicly-available materials that have been issued so far. Also, we aim to accumulate a sufficient level of common equity capital as the ratio requirements increase through March 31, 2019 pursuant to their phase-in implementation.

The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors.”

Steady Returns to Shareholders

We paid cash dividends with respect to the fiscal year ended March 31, 2012 of ¥6 per share of common stock (including interim dividend payments of ¥3), unchanged from those in the previous fiscal year.

We started to make interim cash dividend payments from the fiscal year ended March 31, 2012, in order to provide returns to shareholders at a more appropriate timing.

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following:

Loans and Deposits

Loan volume

Our total loan balance increased on a year-on-year basis in the fiscal year ended March 31, 2012 due mainly to an increase in overseas loans, particularly in Asia. The increase was offset in part by a decrease in domestic loans due mainly to decreases in almost all of the industries, while the pace of the decline in the domestic loan balance slowed during the fiscal year ended March 31, 2012 compared to the previous fiscal year.

Margins between loans and deposits

In response to the weakening economic environment, the Bank of Japan announced a reduction of its target for the uncollateralized overnight call rate from 0.5% to 0.3% in October 2008, to 0.1% in December 2008 and to “around 0 to 0.1%” in October 2010. Reflecting these reductions, the average yield on domestic loans decreased from 1.40% in the fiscal year ended March 31, 2011 to 1.31% in the fiscal year ended March 31, 2012, and the average rate on domestic interest-bearing deposits decreased from 0.13% to 0.09%. The difference between the decrease of 0.09% in average yield on domestic loans and the decrease of 0.04% in the average rate on domestic interest-bearing deposits was not significant.

Provision (credit) for loan losses

Credit for loan losses was ¥23 billion in the fiscal year ended March 31, 2012, an improvement of ¥24 billion from a provision for loan losses of ¥1 billion in the previous fiscal year. The credit for loan losses was due mainly to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, the effect of which was enhanced against a backdrop of the improving domestic economic environment as described in “—Overview—Operating Environment,” reflecting the continuing gradual recovery of the Japanese economy. The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans. If worldwide demand for Japanese products and services declines or if the Japanese and global economy worsens, including due to effects stemming from the Great East Japan Earthquake, there can be no assurance that the amount of provision for loan losses will not increase in future periods due to declines in the credit quality of our customers both in and outside of Japan.

Fees and Commissions

For the fiscal year ended March 31, 2011, fees and commissions have remained almost flat compared to the fiscal year ended March 31, 2010. Despite unstable market conditions, sales of investment products to retail customers have increased and led to an increase in fees and commissions related to investment trusts and individual annuities in the fiscal year ended March 31, 2011. For the fiscal year ended March 31, 2012, there was a slight decrease in fees and commissions as compared to the previous fiscal year due mainly to a decline in commissions such as brokerage commissions and underwriting and selling fees at Mizuho Securities caused by the downturn in the stock market, offset in part by an increase in non-interest income from overseas business, income associated with sales of investment trusts and individual annuities to individual customers and solution-related income from corporate customers.

Debt and Equity Securities Portfolio

The amount of our funding through deposits significantly exceeds our total loans. As a result, we allocate a significant portion of such excess among investments in debt securities, including Japanese government bonds and investments in equity securities consisting mainly of common stock of Japanese listed company customers. We also hold some credit and alternative investments for the purpose of diversifying our risks and to expand our income sources.

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds. As of March 31, 2012, we had a total of ¥38,467 billion of available-for-sale debt securities within our investments, of which ¥32,647 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments, charged to income as an impairment loss. We had ¥35,716 billion and ¥38,467 billion of available-for-sale debt securities as of March 31, 2011 and 2012, respectively, and unrealized losses of ¥40 billion and unrealized gains of ¥62 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. We earned investment gains related to bonds of ¥67 billion in the fiscal year ended March 31, 2011 and ¥42 billion in the fiscal year ended March 31, 2012. The decrease in investment gains related to bonds was due mainly to a decrease in gains related to sales of long-term Japanese government bonds.

Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. As of March 31, 2009, 2010, 2011 and 2012, we recorded net unrealized gains related to marketable equity securities of ¥633 billion, ¥1,277 billion, ¥914 billion and ¥960 billion, respectively, in accumulated other comprehensive income, net of tax in equity. For the fiscal year ended March 31, 2009, impairment losses on available-for-sale securities were ¥462.9 billion, most of which was attributable to marketable equity securities, due mainly to the decline in the stock markets in and outside of Japan in connection with the turmoil in the global economic downturn. For the fiscal year ended March 31, 2010, impairment losses on available-for-sale securities were ¥92.5 billion, and most of this amount was attributable to marketable equity securities. The decrease in impairment losses on equity securities was due mainly to a recovery of the stock markets during the fiscal year ended March 31, 2010. For the fiscal years ended March 31, 2011 and 2012, impairment losses on available-for-sale securities were ¥77.0 billion and ¥117.0 billion, respectively, of which impairment losses on marketable equity securities were ¥64.6 billion and ¥109.8 billion, respectively. Although we expect the size of our portfolio of marketable equity securities to continue to be significant, we will continue to make efforts to reduce our holdings. In May 2010, we set forth a target to reduce our equity portfolio by ¥1 trillion (under Japanese GAAP) prior to March 31, 2013 compared with the balance as of March 31, 2010 on an acquisition cost basis under our Medium-term Management Policy named the Transformation Program for the three fiscal years ending March 31, 2013. From April 2010 to March 2012, we reduced our equity holdings by approximately ¥204 billion on a cumulative basis (under Japanese GAAP). In addition, we have obtained prior consent from corporate customers to sell their shares totaling approximately ¥215 billion as of the end of March 2012. While current market conditions are not favorable and there is not significant time left before March 31, 2013, we will continue to endeavor to meet our target. See “Item 4.B. Information on the Company—Business Overview—The Transformation Program (Aiming at Sustainable Growth).”

Costs and Expenses

In the fiscal year ended March 31, 2012, salaries and employee benefits increased by ¥34 billion from the previous fiscal year to ¥587 billion due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year, an increase in the amortization of net actuarial loss, which primarily reflects past declines in the value of plan assets, and a premium allowance for voluntary early retirement program of a securities subsidiary. General and administrative expenses decreased by ¥23 billion, and occupancy expenses increased by ¥5 billion, respectively. We plan to continue our efforts to reduce general and administrative expenses and occupancy expenses through detailed reviews for the entire group. See “Item 4.B. Information on the Company—Business Overview—The Transformation Program (Aiming at Sustainable Growth).”

Others

The Impact of the Great East Japan Earthquake

On March 11, 2011, a magnitude 9.0 earthquake followed by large tsunamis caused catastrophic losses of life and property mainly in the Tohoku region of Japan. Nuclear power facilities in Fukushima were severely damaged by the earthquake and tsunamis which led to environmental contamination by radioactive materials originating from the damaged facilities. In August 2011, legislation regarding a compensation scheme for damages related to the nuclear accidents, including a supporting scheme for electric utilities that are subject to damage claims related to nuclear accidents, was enacted. The Nuclear Damage Liability Facilitation Fund was established in September 2011 as part of the compensation scheme, and the urgent special business plan prepared pursuant to such legislation by the Nuclear Damage Liability Facilitation Fund and the electric utility that was significantly affected by the disaster was approved by the government in November 2011 and amended in February 2012. The plan included a request for financial support by the Nuclear Damage Liability Facilitation Fund for the then estimated damage amount of ¥1.7 trillion to be compensated by such electric utility as well as a request for all lenders to maintain their outstanding loan balance to such electric utility as of the time of approval of the plan until the approval of the comprehensive special business plan. In May 2012, the comprehensive special business plan was approved by the government. The plan includes measures for strengthening the financial base, based on the current estimated damage amount of ¥2.5 trillion, including a capital injection of ¥1 trillion by the Nuclear Damage Liability Facilitation Fund, which will give it more than 50% of the total voting rights, with conversion rights to acquire additional voting shares to hold more than two-thirds of the total voting rights, as well as new additional loans from its major lenders (including us) totaling ¥1 trillion. Also, it contains measures to improve profitability such as raising electricity rates and cost reduction. The plan was formulated on the assumption that a number of nuclear power facilities will resume their operations in phases.

We did not suffer any losses of employees and suffered only minimal property damage as a result of the earthquake, and the negative impact of the disaster on our financial results for the fiscal year ended March 31, 2012, which was primarily an increase in credit costs, was limited.

Exposure to Troubled European Economies

In Europe, fiscal problems in certain countries are affecting the financial system and the real economy, and the uncertainty concerning European economic activity has clearly become significant and presents a risk of a downturn in the world economy. These countries include Greece, Ireland, Italy, Portugal and Spain. As of March 31, 2012, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries had no holdings of sovereign debt issued by these countries and a total of approximately $3.8 billion in exposure to obligors in such countries. The breakdown by country was as follows:

	As of		Increase (decrease)
	September 30, 2011	March 31, 2012
	(in billions of US dollars)
Greece	$0.1	$0.1	$0.0
Ireland	0.7	0.4	(0.3)
Italy(2)	1.2	1.5	0.3
Portugal	0.4	0.4	0.0
Spain(2)	1.8	1.4	(0.4)

Total	4.2	3.8	(0.4)

Notes:

(1)	Figures on the above table are on a managerial accounting basis.
(2)	The obligors in Italy and Spain to which we had exposure consist mainly of highly rated large corporations.
(3)	Our exposure to financial institutions that are not state-owned is minimal.

Financial Alternative Dispute Resolution (ADR) Related to Customers’ Losses on Derivatives

After several years of increasing complaints concerning financial instruments, the Financial Services Agency introduced a new financial alternative dispute resolution system in October 2010. In the same month, we entered into an agreement with the Japan Bankers Association, a designated dispute resolution institution, in order to deal expeditiously, fairly and appropriately with our customers’ complaints. In the fiscal year ended March 31, 2012, Mizuho Bank incurred losses related to financial alternative dispute resolutions in relation to customer complaints arising from currency derivative transactions, consisting of ¥20 billion in write-offs made and ¥13 billion in accrual of liabilities related to future write-offs.

Turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into Wholly-owned Subsidiaries

In March 2011, we announced the basic policies for turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries (collectively, the “transactions”) and signed a memorandum of understanding for further consideration and discussion of the details, including the method of the transactions. In April 2011, we and the relevant subsidiaries determined, at their respective meetings of the board of directors, to conduct the transactions by means of a share exchange and signed a share exchange agreement pursuant to the memorandum of understanding. We conducted each share exchange in September 2011. In connection with the transactions, we issued approximately 2,109 million new shares of common stock for use as consideration for the subsidiaries’ stock. The transactions turned the three subsidiaries mentioned above, in which the group respectively had 69.85%, 59.20% and 53.98% interests immediately prior to the transactions, into wholly-owned subsidiaries, and this resulted in a decline in leakage of net income (loss) due to noncontrolling interests in consolidated subsidiaries compared to the fiscal year ended March 31, 2011 because the second half of the fiscal year ended March 31, 2012 reflected the increase in ownership percentage. For further information on the impact of the share exchange transactions on our financial condition, see note 16 to our consolidated financial statements included elsewhere in this report.

In September 2011, The Norinchukin Bank, Mizuho Corporate Bank and Mizuho Securities entered into definitive agreements that expand areas of business cooperation, further enhance a collaborative relationship between Mizuho Securities and The Norinchukin Bank and maintain the capital relationship between Mizuho Securities and The Norinchukin Bank that existed before Mizuho Securities became a wholly-owned subsidiary. In accordance with such agreements, Mizuho Corporate Bank transferred to The Norinchukin Bank 5.34% of the outstanding shares of common stock of Mizuho Securities.

Japanese Tax Reforms

In December 2011, the Japanese government promulgated a package of tax reforms that included the reducing of the effective corporate tax rate by approximately 5% and the imposition of a new limitation on net operating loss carryforwards. Separately, a law was promulgated that imposes an additional corporate tax during a three-year period to secure funds for reconstruction after the Great East Japan Earthquake that effectively offsets a portion of the foregoing tax reduction. The negative impact of the tax reforms on net income was ¥107.0 billion for the fiscal year ended March 31, 2012 due to the negative impact on our recognition of deferred tax assets.

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

The allowance for loan losses is categorized and evaluated using the following methods:

•

Allowance based on ASC 310. In accordance with ASC 310, “Receivables” (“ASC 310”), we measure the value of specifically identified impaired loans based on the expected cash flows discounted at the loans’ initial effective interest rates, or as a practical expedient, using the observable market prices or the fair value of collateral if the loan is collateral dependent, when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The collateral that we obtain for loans consists primarily of real estate or listed securities. In obtaining the collateral, we evaluate the value of the collateral and its legal enforceability, and we also conduct subsequent re-evaluations at least once a year. As to collateral of loans that are collateral dependent, in the case of real estate, valuation is generally conducted by an appraising subsidiary that is independent from our loan origination sections using generally accepted valuation techniques such as (i) the replacement cost approach, (ii) the sales comparison approach or (iii) the income approach, although in the case of large real estate collateral, we generally retain third-party appraisers to conduct the valuation. In the case of securities, such securities are typically those of listed companies and are thus valued using observable market prices. Management identifies impaired loans through the credit quality review process, in which the debtor’s ability to service its debt is assessed. The difference between our evaluation of the value of the impaired loan and its principal amount is the amount of the impairment which is recorded in the allowance for loan losses. Estimation of future cash flows is based on a comprehensive analysis of the borrower’s ability to service the debt, any progress made on the borrower’s rehabilitation program and the assumptions used therein.

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

Valuation of Financial Instruments

ASC 820, “Fair Value Measurement” (“ASC 820”) specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes the following three levels of inputs that may be used to measure fair value:

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

In estimating the discount rates, we use interest rates on high-quality fixed-income government and corporate bonds that received a rating of AA (Aa) or higher from rating agencies. The durations of such bonds closely match those of the benefit obligations. Assumed discount rates are reevaluated at each measurement date.

The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

For further information on our pension and other employee benefits, see note 21 to the consolidated financial statements included elsewhere in this annual report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions of yen)
Interest and dividend income	¥1,632	¥1,460	¥1,437
Interest expense	528	449	416

Net interest income	1,104	1,011	1,021
Provision (credit) for loan losses	222	1	(23)

Net interest income after provision (credit) for loan losses	882	1,010	1,044
Noninterest income	1,331	1,037	1,090
Noninterest expenses	1,526	1,436	1,471

Income before income tax expense (benefit)	687	611	663
Income tax expense (benefit)	(360)	193	14

Net income	1,047	418	649
Less: Net income (loss) attributable to noncontrolling interests	47	5	(7)

Net income attributable to MHFG shareholders	¥1,000	¥413	¥656

Executive Summary

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net interest income increased by ¥10 billion, or 1.0%, from the previous fiscal year to ¥1,021 billion in the fiscal year ended March 31, 2012 due to an increase in net foreign interest and dividend income of ¥42 billion offset in part by a decrease in net domestic interest and dividend income of ¥32 billion. The increase in net foreign interest and dividend income was due mainly to an increase in interest income from foreign loans as a result of an increase in the average balances, mainly in Asia, offset in part by an increase in interest expense on foreign deposits as a result of an increase in the average balances, which reflects issuances of certificates of deposit. The decrease in net domestic interest and dividend income was due mainly to a decrease in interest income from domestic loans as a result of the decrease in the average yield, which reflects a decline in yen interest rate levels, and the decrease in the average balance, offset in part by a decrease in interest expense on domestic deposits as a result of decrease in average interest rates, which reflects a decline in yen interest rate levels. We had a credit for loan losses of ¥23 billion in the fiscal year ended March 31, 2012 compared to a provision of ¥1 billion in the previous fiscal year due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, the effect of which was enhanced against a backdrop of the improving domestic economic environment.

Noninterest income increased by ¥53 billion, or 5.1%, from the previous fiscal year to ¥1,090 billion in the fiscal year ended March 31, 2012. The increase was due mainly to an increase in trading account gains—net of ¥127 billion and an increase in foreign exchange gains—net of ¥42 billion offset in part by investment losses—net of ¥33 billion in the fiscal year ended March 31, 2012, compared to investment gains—net of ¥70 billion in the previous fiscal year. The increase in trading account gains—net was due mainly to an increase in gains related to changes in fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. The increase in foreign exchange gains—net was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2012. The change in investment gains (losses)—net was due mainly to an increase in investment losses related to equity securities and a decrease in investment gains related to bonds. The increase in investment losses related to equity securities was due mainly to an increase in impairment losses on equity securities as a result of declines in market prices. The decrease in investment gains related to bonds was due mainly to a decrease in gains related to sales of long-term Japanese government bonds.

Noninterest expenses increased by ¥35 billion, or 2.4%, from the previous fiscal year to ¥1,471 billion in the fiscal year ended March 31, 2012. The increase was due mainly to an increase in salaries and employee benefits of ¥34 billion and an increase in other noninterest expenses of ¥15 billion, offset in part by a decrease in general and administrative expenses of ¥23 billion. The increase in salaries and employee benefits was due mainly to the effect of increased employee retirement benefit expenses. The increase in other noninterest expenses was due mainly to losses related to financial alternative dispute resolutions in relation to customer complaints arising from currency derivative transactions. The decrease in general and administrative expenses was due mainly to our efforts to enhance our cost efficiency through detailed reviews.

As a result of the foregoing, income before income tax expense (benefit) increased by ¥52 billion, or 8.5%, from the previous fiscal year to ¥663 billion in the fiscal year ended March 31, 2012. Income tax expense decreased by ¥179 billion, or 92.7%, from the previous fiscal year to ¥14 billion in the fiscal year ended March 31, 2012 due mainly to a decrease in deferred income tax expense.

Net income increased by ¥231 billion, or 55.3%, from the previous fiscal year to ¥649 billion in the fiscal year ended March 31, 2012. Income (loss) attributable to noncontrolling interests was a loss of ¥7 billion compared to an income of ¥5 billion in the previous fiscal year. As a result, net income attributable to MHFG shareholders increased by ¥243 billion, or 58.8%, from the previous fiscal year to ¥656 billion in the fiscal year ended March 31, 2012.

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

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010			2011			2012
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥176	¥1	0.56%	¥371	¥1	0.27%	¥1,822	¥2	0.13%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	5,712	10	0.17	6,264	10	0.16	6,122	11	0.17
Trading account assets	7,561	37	0.49	8,981	33	0.37	8,884	25	0.28
Investments	33,275	229	0.69	36,967	214	0.58	39,529	206	0.52
Loans	57,074	864	1.51	54,287	759	1.40	53,770	707	1.31

Total interest-earning assets	103,798	1,141	1.10	106,870	1,017	0.95	110,127	951	0.86

Deposits	66,946	137	0.21	68,060	86	0.13	68,474	64	0.09
Debentures	1,938	12	0.62	1,150	7	0.57	86	0	0.45
Short-term borrowings(1)	23,775	48	0.20	22,270	37	0.17	25,591	43	0.17
Trading account liabilities	3,099	10	0.33	4,183	14	0.34	3,833	14	0.38
Long-term debt	6,972	194	2.79	8,129	186	2.29	8,172	175	2.13

Total interest-bearing liabilities	102,730	401	0.39	103,792	330	0.32	106,156	296	0.28

Net	1,068	740	0.71	3,078	687	0.63	3,971	655	0.58

Foreign:
Interest-bearing deposits in other banks	1,992	8	0.41	1,643	8	0.46	3,509	17	0.46
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	8,412	38	0.45	8,772	44	0.50	9,082	35	0.39
Trading account assets	7,669	167	2.18	7,848	170	2.17	8,855	168	1.91
Investments	2,335	49	2.10	1,663	34	2.04	1,639	36	2.18
Loans	10,206	229	2.25	9,297	187	2.01	11,334	230	2.03

Total interest-earning assets	30,614	491	1.61	29,223	443	1.51	34,419	486	1.41

Deposits	7,794	58	0.74	8,048	48	0.60	9,878	67	0.68
Short-term borrowings(1)	11,600	34	0.30	12,312	49	0.40	13,248	34	0.25
Trading account liabilities	871	21	2.36	900	17	1.91	892	14	1.58
Long-term debt	842	14	1.63	482	5	0.95	650	5	0.84

Total interest-bearing liabilities	21,107	127	0.60	21,742	119	0.55	24,668	120	0.49

Net	9,507	364	1.01	7,481	324	0.96	9,751	366	0.92

Total:
Total interest-earning assets	134,412	1,632	1.21	136,093	1,460	1.07	144,546	1,437	0.99
Total interest-bearing liabilities	123,837	528	0.43	125,534	449	0.36	130,824	416	0.32

Net	¥10,575	¥1,104	0.78	¥10,559	¥1,011	0.71	¥13,722	¥1,021	0.67

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Interest and dividend income decreased by ¥23 billion, or 1.6%, from the previous fiscal year to ¥1,437 billion in the fiscal year ended March 31, 2012. Domestic interest and dividend income accounted for ¥951 billion of the total amount, a decrease of ¥66 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥486 billion, an increase of ¥43 billion from the previous fiscal year.

The decrease in domestic interest and dividend income was due mainly to the decrease in interest income from domestic loans. The decrease in interest income from domestic loans was due mainly to the decrease in the average yield, reflecting a decline in yen interest rate levels as well as the decrease in the average balance. Changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥74 billion, and changes in the average balances of domestic interest-earning assets contributed to an overall increase in interest and dividend income of ¥8 billion, resulting in the ¥66 billion decrease in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to the increase in interest from foreign loans. The increase in interest income from foreign loans was due mainly to an increase in the average balance, mainly in Asia. Changes in the average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥26 billion, and changes in the average balances of foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥69 billion, resulting in the ¥43 billion increase in foreign interest and dividend income.

Interest expense decreased by ¥33 billion, or 7.3%, from the previous fiscal year to ¥416 billion in the fiscal year ended March 31, 2012. Domestic interest expense accounted for ¥296 billion of the total amount, a decrease of ¥34 billion from the previous fiscal year, and foreign interest expense accounted for ¥120 billion of the total amount, an increase of ¥1 billion from the previous fiscal year.

The decrease in domestic interest expense was due mainly to a decrease in interest expense on domestic deposits. The decrease in interest expense on domestic deposits was due to a decrease in the average interest rate, reflecting a decline in yen interest rate levels. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥35 billion, and the changes in the average balances of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥1 billion, resulting in the ¥34 billion decrease in domestic interest expense.

The increase in foreign interest expense was due mainly to increases in interest expense on foreign deposits offset in part by a decrease in interest expense on foreign short-term borrowings. The increase in foreign interest expense on foreign deposits was due mainly to an increase in the average balance, primarily as a result of issuances of certificates of deposits. The decrease in foreign interest expense on foreign short-term borrowings was due to a decrease in the average interest rate, reflecting the decline in U.S. dollar and euro interest rate levels. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥15 billion, and the changes in the average balances of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥16 billion, resulting in the ¥1 billion increase in foreign interest expense.

The decrease of 0.05% in the average yield on loans in the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011 was larger than the decrease of 0.01% in the average rate on interest-bearing deposits over the same period.

As a result of the foregoing, net interest income increased by ¥10 billion, or 1.0%, from the previous fiscal year to ¥1,021 billion. The average interest rate spread decreased by 0.04% to 0.67%, with the domestic average interest rate spread decreasing by 0.05% due mainly to a decrease in the average yield on loans, which more than offset the effect of a decrease in the average interest rate on deposits, both of which reflect declining yen interest rate levels, and the foreign average interest rate spread decreasing by 0.04% due mainly to the effect of the decrease in the average interest yield on interest-earning assets exceeding the effect of the decrease in the average rate on interest-bearing liabilities, both of which reflects declining U.S. dollar and euro interest rate levels.

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

The decrease in foreign interest and dividend income was due mainly to decreases in interest from foreign loans and foreign investments. The decreases in interest income from foreign loans and foreign investments were due mainly to a decrease in the average yields, reflecting general declines in U.S. dollar and euro interest rate levels. Changes in the average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥20 billion, and changes in the average balances of foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥28 billion, resulting in the ¥48 billion decrease in foreign interest and dividend income.

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

The decrease in domestic interest expense was due mainly to decreases in interest expense on domestic interest-bearing deposits and short-term borrowings. The decreases in interest expense on domestic interest-bearing deposits and short-term borrowings were due mainly to decreases in the average interest rates, reflecting a decline in yen interest rate levels. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥96 billion, and the changes in the average balances of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥25 billion, resulting in the ¥71 billion decrease in domestic interest expense.

The decrease in foreign interest expense was due mainly to decreases in interest expense on foreign interest-bearing deposits and long-term debt. These decreases were due mainly to decreases in the average interest rates, reflecting general declines in U.S. dollar and euro interest rate levels. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥9 billion, and the changes in the average balances of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥1 billion, resulting in the ¥8 billion decrease in foreign interest expense.

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

As a result of the foregoing, net interest income decreased by ¥93 billion, or 8.4%, from the previous fiscal year to ¥1,011 billion. The average interest rate spread decreased by 0.07% to 0.71%, with the domestic average interest rate spread decreasing by 0.08% due mainly to a decrease in the average yield on loans, which more than offset the effect of a decrease in the average interest rate on deposits, both of which reflect declining yen interest rate levels, and the foreign average interest rate spread decreasing by 0.05% due mainly to the effect of the decrease in the average yield on loans exceeding the effect of the decrease in the average interest rate on deposits, both of which reflects declining U.S. dollar and euro interest rate levels.

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

We had a credit for loan losses of ¥23 billion in the fiscal year ended March 31, 2012 compared to a provision for loan losses of ¥1 billion in the previous fiscal year. The change was due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, the effect of which was enhanced against a backdrop of the improving domestic economic environment as described in “—Overview—Operating Environment,” reflecting the continuing gradual recovery of the Japanese economy. See “—Financial Condition—Assets—Allowance for Loan Losses—Provision for loan losses.”

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Provision for loan losses decreased by ¥221 billion, or 99.5%, from the previous fiscal year to ¥1 billion in the fiscal year ended March 31, 2011. The decrease was due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, the effect of which was enhanced against a backdrop of the improving domestic economic environment as described in “—Overview—Operating Environment,” reflecting the gradual recovery of the Japanese economy from the effects of the global economic crisis stemming from the U.S. subprime problems.

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions of yen)
Fees and commissions	¥586	¥582	¥575
Fees and commissions from securities-related business	115	126	116
Fees and commissions from remittance business	105	105	105
Fees and commissions from deposits, debentures and lending business	95	95	98
Trust fees	49	47	46
Fees for other customer services	222	209	210
Foreign exchange gains (losses)—net	(2)	56	98
Trading account gains (losses)—net	422	206	333
Investment gains (losses)—net	67	70	(33)
Investment gains (losses) related to bonds	(2)	67	42
Investment gains (losses) related to equity securities	55	(12)	(65)
Others	14	15	(10)
Gains on disposal of premises and equipment	28	14	20
Other noninterest income	230	109	97

Total noninterest income	¥1,331	¥1,037	¥1,090

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Noninterest income increased by ¥53 billion, or 5.1%, from the previous fiscal year to ¥1,090 billion in the fiscal year ended March 31, 2012. The increase was due mainly to an increase in trading account gains—net of ¥127 billion and an increase in foreign exchange gains—net of ¥42 billion, offset in part by investment losses—net of ¥33 billion in the fiscal year ended March 31, 2012, compared to investment gains—net of ¥70 billion in the previous fiscal year.

Foreign exchange gains (losses)—net

Foreign exchange gains—net increased by ¥42 billion, or 75.0%, from the previous fiscal year to ¥98 billion in the fiscal year ended March 31, 2012. The increase was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2012.

Trading account gains (losses)—net

Trading account gains—net increased by ¥127 billion, or 61.7%, from the previous fiscal year to ¥333 billion in the fiscal year ended March 31, 2012. The increase was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. For further information on the fair value option, see note 29 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains (losses)—net was a loss of ¥33 billion in the fiscal year ended March 31, 2012 compared to a gain of ¥70 billion in the previous fiscal year. The change was due mainly to an increase in investment losses related to equity securities of ¥53 billion from the previous fiscal year to ¥65 billion in the fiscal year ended March 31, 2012 and a decrease in investment gains related to bonds of ¥25 billion from the previous fiscal year to ¥42 billion in the fiscal year ended March 31, 2012. The increase in investment losses related to equity securities was due mainly to an increase in impairment losses on equity securities as a result of declines in stock market prices in the fiscal year ended March 31, 2012. The decrease in investment gains related to bonds was due mainly to a decrease in gains related to sales of long-term Japanese government bonds. For further information, see note 4 to our consolidated financial statements included elsewhere in this annual report.

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

Investment gains (losses)—net

Investment gains—net increased by ¥3 billion, or 4.5%, from the previous year to ¥70 billion in the fiscal year ended March 31, 2011. The increase was due mainly to investment gains related to bonds of ¥67 billion recorded in the fiscal year ended March 31, 2011, compared to investment losses related to bonds of ¥2 billion in the previous fiscal year, offset in part by investment losses related to equity securities of ¥12 billion recorded in the fiscal year ended March 31, 2011 compared to investment gains related to equity securities of ¥55 billion in the previous fiscal year. The change in investment gains (losses) related to bonds between the fiscal year ended March 31, 2010 and the fiscal year ended March, 31, 2011 was due mainly to an increase in gains related to bonds as a result of flexible and timely operations properly interpreting market trends especially relating to the decline in interest rates. The change in investment gains (losses) related to equity securities between the fiscal year ended March 31, 2010 and the fiscal year ended March, 31, 2011 was due mainly to declines in stock markets, including declines related to the Great East Japan Earthquake. For further information, see note 4 to our consolidated financial statements included elsewhere in this annual report.

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

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions of yen)
Salaries and employee benefits	¥592	¥553	¥587
General and administrative expenses	497	500	477
Impairment of goodwill	—	9	6
Occupancy expenses	172	170	175
Fees and commission expenses	92	96	108
Provision (credit) for losses on off-balance-sheet instruments	(24)	4	(1)
Other noninterest expenses	197	104	119

Total noninterest expenses	¥1,526	¥1,436	¥1,471

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Noninterest expenses increased by ¥35 billion, or 2.4%, from the previous fiscal year to ¥1,471 billion in the fiscal year ended March 31, 2012. The increase was due mainly to an increase in salaries and employee benefits of ¥34 billion and an increase in other noninterest expenses of ¥15 billion, offset in part by a decrease in general and administrative expenses of ¥23 billion. The increase in salaries and employee benefits was due mainly to the effect of increased employee retirement benefit expenses. The increase in other noninterest expenses was due mainly to losses incurred by Mizuho Bank related to financial alternative dispute resolutions in relation to customer complaints arising from currency derivative transactions. The decrease in general and administrative expenses was due mainly to our efforts to enhance our cost efficiency through detailed reviews.

Salaries and employee benefits

Salaries and employee benefits increased by ¥34 billion, or 6.1%, from the previous fiscal year to ¥587 billion in the fiscal year ended March 31, 2012 due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year, an increase in the amortization of net actuarial loss, which primarily reflects past declines in the value of plan assets, and a premium allowance for a voluntary early retirement program of a securities subsidiary. Additional information regarding pension and other employee benefit plans is included in note 21 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses decreased by ¥23 billion, or 4.6%, from the previous fiscal year to ¥477 billion in the fiscal year ended March 31, 2012. The decrease was due mainly to our efforts to enhance our cost efficiency through detailed reviews, especially outsourcing costs.

Other noninterest expenses

Other noninterest expenses increased by ¥15 billion, or 14.4%, from the previous fiscal year to ¥119 billion in the fiscal year ended March 31, 2012. The increase was due mainly to losses incurred by Mizuho Bank related to financial alternative dispute resolutions in relation to customer complaints arising from currency derivative transactions. See “—Overview—Others—Financial Alternative Dispute Resolution (ADR) Related to Customers’ Losses on Derivatives.”

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

Income Tax Expense (Benefit)

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions of yen)
Current:
Domestic	¥11	¥7	¥22
Foreign	6	11	33

Total current tax expense	17	18	55
Deferred:
Domestic	(378)	175	(37)
Foreign	1	0	(4)

Total deferred tax expense (benefit)	(377)	175	(41)

Total income tax expense (benefit)	¥(360)	¥193	¥14

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Income tax expense decreased by ¥179 billion, or 92.7%, from the previous fiscal year to ¥14 billion in the fiscal year ended March 31, 2012 due mainly to a decrease in deferred income tax expense.

Deferred income tax expense (benefit) was a benefit of ¥41 billion in the fiscal year ended March 31, 2012 compared to an expense of ¥175 billion in the previous fiscal year. The benefit was the result of an increase in deferred tax assets, net of valuation allowance, reflecting an increase in our estimation of future taxable income offset in part by the reduction of the effective statutory tax rate as a result of Japanese tax reforms. For further information on Japanese tax reforms, see “Overview—Others—Japanese Tax Reforms.”

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

The following table shows components of deferred tax assets as of March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions of yen)
Deferred tax assets:
Investments	¥1,155	¥1,097	¥1,064
Allowance for loan losses	487	417	333
Trading account assets	75	92	59
Prepaid pension cost and accrued pension liabilities	41	72	12
Financial Stabilization Funds	17	12	—
Premises and equipment	15	7	—
Undistributed earning of subsidiaries	5	—	1
Net operating loss carryforwards	1,996	1,790	1,476
Other	300	302	282

Gross deferred tax assets	4,091	3,789	3,227

Valuation allowance	(2,604)	(2,478)	(1,952)

Deferred tax assets, net of valuation allowance	1,487	1,311	1,275
Deferred tax liabilities:
Available-for-sale securities	551	355	369
Derivative financial instruments	43	32	28
Premises and equipment	—	—	4
Undistributed earnings of subsidiaries	—	6	—
Other	79	76	53

Gross deferred tax liabilities	673	469	454

Net deferred tax assets	¥814	¥842	¥821

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net income (loss) attributable to noncontrolling interests was a loss of ¥7 billion in the fiscal year ended March 31, 2012 compared to income of ¥5 billion in the previous fiscal year due mainly to an increase in the allocation of losses incurred by our securities subsidiaries in the fiscal year ended March 31, 2012.

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

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥243 billion, or 58.8%, from the previous fiscal year to ¥656 billion in the fiscal year ended March 31, 2012.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥587 billion, or 58.7%, from the previous fiscal year to ¥413 billion in the fiscal year ended March 31, 2011.

Business Segments Analysis

Our operating segments are based on the nature of the products and services provided, the type of customer and our management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense (benefit) under U.S. GAAP is provided in note 31 to our consolidated financial statements included elsewhere in this annual report.

We manage our business portfolio through three Global Groups: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. Operating segments of Mizuho Corporate Bank and Mizuho Bank are aggregated within each entity based on customer characteristics and functions. Operating segments of Mizuho Corporate Bank are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of Mizuho Bank are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic

This segment consists of the following three units of Mizuho Corporate Bank: corporate banking, global investment banking and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment consists of the global markets unit and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

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

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2012 were ¥2,003.1 billion, a decrease of ¥22.2 billion compared to the fiscal year ended March 31, 2011. Consolidated general and administrative expenses (excluding non-recurring expenses) for the fiscal year ended March 31, 2012 were ¥1,206.3 billion, an increase of ¥12.0 billion compared to the fiscal year ended March 31, 2011. Consolidated net business profits for the fiscal year ended March 31, 2012 were ¥719.1 billion, a decrease of ¥22.6 billion compared to the fiscal year ended March 31, 2011.

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the fiscal years ended March 31, 2010, 2011 and 2012:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2010:
Gross profits:
Net interest income (expenses)	¥175.0	¥85.8	¥184.0	¥444.8	¥(10.7)	¥36.5	¥470.6
Net noninterest income	110.7	31.7	55.1	197.5	188.5	63.9	449.9

Total	285.7	117.5	239.1	642.3	177.8	100.4	920.5
General and administrative expenses	97.5	54.4	95.0	246.9	153.4	77.8	478.1
Others	—	—	—	—	—	(11.8)	(11.8)

Net business profits	¥188.2	¥63.1	¥144.1	¥395.4	¥24.4	¥10.8	¥430.6

Fiscal year ended March 31, 2011:
Gross profits:
Net interest income (expenses)	¥176.0	¥86.3	¥133.5	¥395.8	¥(9.2)	¥70.4	¥457.0
Net noninterest income	115.2	56.9	110.4	282.5	158.9	42.1	483.5

Total	291.2	143.2	243.9	678.3	149.7	112.5	940.5
General and administrative expenses	88.8	62.1	84.1	235.0	160.9	75.4	471.3
Others	—	—	—	—	—	(56.7)	(56.7)

Net business profits (losses)	¥202.4	¥81.1	¥159.8	¥443.3	¥(11.2)	¥(19.6)	¥412.5

Fiscal year ended March 31, 2012:
Gross profits:
Net interest income (expenses)	¥166.6	¥96.8	¥131.6	¥395.0	¥(4.1)	¥77.4	¥468.3
Net noninterest income	119.8	61.6	105.4	286.8	120.5	42.1	449.4

Total	286.4	158.4	237.0	681.8	116.4	119.5	917.7
General and administrative expenses	89.8	62.0	93.1	244.9	144.8	75.7	465.4
Others	—	—	—	—	—	(52.1)	(52.1)

Net business profits (losses)	¥196.6	¥96.4	¥143.9	¥436.9	¥(28.4)	¥(8.3)	¥400.2

Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2012 were ¥681.8 billion, an increase of ¥3.5 billion, or 0.5%, compared to the fiscal year ended March 31, 2011. The increase was due mainly to an increase in gross profits of ¥15.2 billion from international operations as a result mainly of an increase in income in Asian countries. This increase was offset in part by a decrease of ¥6.9 billion in gross profits from trading and others due to the significant profits from banking operations we recorded in the fiscal year ended March 31, 2011, despite the relatively robust profits in the fiscal year ended March 31, 2012 as a result of flexible and timely asset-and-liability management operations that appropriately captured interest rate movements in domestic and overseas financial markets. The increase in gross profits for Mizuho Corporate Bank was also offset by a decrease of ¥4.8 billion in domestic operations due to a decrease in interest income, which was offset in part by an increase in noninterest income such as fees associated with solutions business.

General and administrative expenses of Mizuho Corporate Bank for the fiscal year ended March 31, 2012 were ¥244.9 billion, an increase of ¥9.9 billion, or 4.2%, due to an increase in expenses related to employee retirement benefits and expansion of overseas business.

As a result, net business profits of Mizuho Corporate Bank for the fiscal year ended March 31, 2012 were ¥436.9 billion, a decrease of ¥6.4 billion, or 1.4%, compared to the fiscal year ended March 31, 2011.

Mizuho Securities recorded net business losses of ¥28.4 billion for the fiscal year ended March 31, 2012, an increase of ¥17.2 billion compared to the fiscal year ended March 31, 2011 due mainly to a decrease in commission income as well as in net profits from trading under a severe environment resulting from factors including sluggish equity markets.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the fiscal year ended March 31, 2012 decreased by ¥12.3 billion, or 3.0%, compared to the fiscal year ended March 31, 2011 to ¥400.2 billion.

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

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the fiscal years ended March 31, 2010, 2011 and 2012:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2010:
Gross profits:
Net interest income	¥263.5	¥266.4	¥83.0	¥612.9	¥0.4	¥28.3	¥641.6
Net noninterest income	25.0	126.5	54.4	205.9	47.2	5.7	258.8

Total	288.5	392.9	137.4	818.8	47.6	34.0	900.4
General and administrative expenses	245.8	228.9	95.7	570.4	40.0	7.3	617.7
Others	—	—	—	—	—	(2.0)	(2.0)

Net business profits	¥42.7	¥164.0	¥41.7	¥248.4	¥7.6	¥24.7	¥280.7

Fiscal year ended March 31, 2011:
Gross profits:
Net interest income	¥248.2	¥266.9	¥56.7	¥571.8	¥0.6	¥42.1	¥614.5
Net noninterest income	34.6	124.9	78.0	237.5	49.8	7.5	294.8

Total	282.8	391.8	134.7	809.3	50.4	49.6	909.3
General and administrative expenses	237.7	223.7	93.4	554.8	41.0	9.5	605.3
Others	—	—	—	—	—	(15.9)	(15.9)

Net business profits	¥45.1	¥168.1	¥41.3	¥254.5	¥9.4	¥24.2	¥288.1

Fiscal year ended March 31, 2012:
Gross profits:
Net interest income	¥239.2	¥254.6	¥51.6	¥545.4	¥0.7	¥37.8	¥583.9
Net noninterest income	39.7	121.6	92.0	253.3	43.9	8.6	305.8

Total	278.9	376.2	143.6	798.7	44.6	46.4	889.7
General and administrative expenses	243.0	221.7	91.7	556.4	40.9	11.2	608.5
Others	—	—	—	—	—	(14.0)	(14.0)

Net business profits	¥35.9	¥154.5	¥51.9	¥242.3	¥3.7	¥21.2	¥267.2

Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011

Gross profits for Mizuho Bank for the fiscal year ended March 31, 2012 decreased by ¥10.6 billion, or 1.3%, from the fiscal year ended March 31, 2011 to ¥798.7 billion. The decrease was due mainly to a decrease in gross profits of ¥15.6 billion from corporate banking, reflecting decreases in net interest income due mainly to a decline in the average loan interest rate spread. Gross profits from retail banking also decreased by ¥3.9 billion, reflecting a decrease in deposit income as a result of a decline in market interest rates, offset in part by an increase in noninterest income as a result of an increase in fees in connection with investment trusts and individual annuities. The decrease was offset in part by an increase of ¥8.9 billion in gross profits from trading and others as a result of flexible and timely asset-and-liability management operations that appropriately captured interest rate movements in domestic and overseas financial markets.

General and administrative expenses for Mizuho Bank increased by ¥1.6 billion, or 0.3%, compared to the fiscal year ended March 31, 2011 to ¥556.4 billion due to an increase in expenses related to employee retirement benefits offset in part by our group-wide cost reduction efforts.

As a result, net business profits of Mizuho Bank for the fiscal year ended March 31, 2012 were ¥242.3 billion, a decrease of ¥12.2 billion, or 4.8%, compared to the fiscal year ended March 31, 2011.

Mizuho Investors Securities recorded net business profits of ¥3.7 billion for the fiscal year ended March 31, 2012, a decrease of ¥5.7 billion compared to the fiscal year ended March 31, 2011, due mainly to a decrease in commission income as a result of weak equity markets as well as a decrease in net profits from trading operations.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the fiscal year ended March 31, 2012 decreased by ¥20.9 billion, or 7.3%, compared to the fiscal year ended March 31, 2011 to ¥267.2 billion.

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

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the fiscal years ended March 31, 2010, 2011 and 2012:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Fiscal year ended March 31, 2010:
Gross profits(1):
Net interest income	¥44.9	¥1.3	¥46.2
Net noninterest income	87.1	43.4	130.5

Total	132.0	44.7	176.7
General and administrative expenses	89.9	38.6	128.5
Others	—	(2.8)	(2.8)

Net business profits	¥42.1	¥3.3	¥45.4

Fiscal year ended March 31, 2011(2):
Gross profits(1):
Net interest income	¥42.5	¥0.9	¥43.4
Net noninterest income	81.0	45.0	126.0

Total	123.5	45.9	169.4
General and administrative expenses	79.0	38.5	117.5
Others	—	(2.1)	(2.1)

Net business profits	¥44.5	¥5.3	¥49.8

Fiscal year ended March 31, 2012(2):
Gross profits(1):
Net interest income	¥42.7	¥0.7	¥43.4
Net noninterest income	84.3	46.9	131.2

Total	127.0	47.6	174.6
General and administrative expenses	78.0	39.1	117.1
Others	—	(1.9)	(1.9)

Net business profits	¥49.0	¥6.6	¥55.6

Notes:

(1)	Before credit-related costs for trust accounts.
(2)	Beginning the fiscal year ended March 31, 2012, certain items previously recorded in “General and administrative expenses” are now reported as “Net noninterest income” in accordance with Japanese GAAP to better reflect the underlying economics. Figures for the fiscal year ended March 31, 2011 have been reclassified to conform to such presentation. The figures of fiscal year ended March 31, 2011 prior to such change are as follows. The comparison between fiscal year ended March 31, 2011 and 2010 are made by the figures prior to such change.

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Fiscal year ended March 31, 2011:
Gross profits(1):
Net interest income	¥42.5	¥0.9	¥43.4
Net noninterest income	89.4	44.6	134.0

Total	131.9	45.5	177.4
General and administrative expenses	87.4	38.1	125.5
Others	—	(2.1)	(2.1)

Net business profits	¥44.5	¥5.3	¥49.8

Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011

Gross profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2012 increased by ¥3.5 billion, or 2.8%, from the fiscal year ended March 31, 2011 to ¥127.0 billion. The increase was due mainly to an increase in noninterest income mainly from real estate business as well as a slight increase in net interest income.

General and administrative expenses for Mizuho Trust & Banking decreased by ¥1.0 billion, or 1.3%, compared to the fiscal year ended March 31, 2011 to ¥78.0 billion due to a decrease in non-personnel expenses despite an increase in expenses related to employee retirement benefits.

As a result mainly of the foregoing, net business profits for the Global Asset & Wealth Management Group for the fiscal year ended March 31, 2012 increased by ¥5.8 billion, or 11.6%, compared to the fiscal year ended March 31, 2011 to ¥55.6 billion.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2010:
Total revenue(1)	¥2,324	¥284	¥230	¥125	¥2,963
Total expenses(2)	1,907	134	163	72	2,276

Income before income tax expense	417	150	67	53	687

Net income	¥784	¥149	¥66	¥48	¥1,047

Total assets at end of fiscal year	¥121,556	¥21,951	¥10,179	¥4,665	¥158,351

Fiscal year ended March 31, 2011:
Total revenue(1)	¥1,943	¥282	¥128	¥144	¥2,497
Total expenses(2)	1,628	112	70	76	1,886

Income before income tax expense	315	170	58	68	611

Net income	¥134	¥166	¥57	¥61	¥418

Total assets at end of fiscal year	¥125,413	¥21,795	¥8,522	¥6,256	¥161,986

Fiscal year ended March 31, 2012:
Total revenue(1)	¥1,966	¥251	¥132	¥178	¥2,527
Total expenses(2)	1,561	104	103	96	1,864

Income before income tax expense	405	147	29	82	663

Net income	¥419	¥131	¥28	¥71	¥649

Total assets at end of fiscal year	¥124,444	¥25,369	¥8,868	¥7,681	¥166,362

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

In the fiscal year ended March 31, 2012, 64.6% of our net income was derived from Japan, 20.2% from the Americas, 4.3% from Europe and 10.9% from Asia/Oceania excluding Japan, and others. At March 31, 2012, 74.8% of total assets were allocated to Japan, 15.3% to the Americas, 5.3% to Europe and 4.6% to Asia/Oceania excluding Japan, and others.

Total revenue in Japan increased by ¥23 billion from the previous fiscal year due to an increase in trading account gains—net, offset in part by decreases in investment gains (losses)—net and interest and dividend income. The increase in trading account gains—net was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. The decrease in investment gains (losses)—net was due mainly to an increase in investment losses related to equity securities and a decrease in investment gains related to bonds. The increase in investment losses related to equity securities was due mainly to an increase in impairment losses on equity securities as a result of declines in market prices. The decrease in investment gains related to bonds was due mainly to a decrease in gains related to sales of long-term Japanese government bonds. The decrease in interest and dividend income was due mainly to a decrease in interest income from domestic loans, which in turn was due mainly to a decrease in the average yield, reflecting a decline in yen interest rate levels, and a decrease in the average balance. Total expenses decreased by ¥67 billion from the previous fiscal year due to an increase in credit for loan losses and a decrease in interest expenses, offset in part by an increase in noninterest expenses. The credit for loan losses was due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, the effect of which was enhanced against a backdrop of the improving domestic economic environment as described in “—Overview—Operating Environment,” reflecting the continuing gradual recovery of the Japanese economy. See “—Financial Condition—Assets—Allowance for Loan Losses—Provision for loan losses.” The decrease in interest expenses was due mainly to a decrease in interest expense on deposits, which in turn was due to a decrease in average interest rate, reflecting a decline in yen interest rate levels. The increase in noninterest expenses was due mainly to an increase in salaries and employee benefits, offset in part by a decrease in general and administrative expenses. The increase in salaries and employee benefits was due mainly to the effect of increased employee retirement benefit expenses, and the decrease in general and administrative expenses was due mainly to our efforts to enhance our cost efficiency through detailed reviews. In addition, we had an income tax benefit ¥14 billion in Japan in the fiscal year ended March 31, 2012 compared to an income tax expense of ¥181 billion in the previous fiscal year. The tax benefit was the result of an increase in deferred tax assets, net of valuation allowance, reflecting an increase in our estimation of future taxable income offset in part by the reduction of effective statutory tax rate as a result of Japanese tax reforms. As a result, net income in Japan increased by ¥285 billion. Total assets in Japan decreased by ¥969 billion due primarily to decreases in interest-bearing deposits in other banks and cash and due from banks, offset in part by an increase in investments.

In the Americas, total revenue decreased by ¥31 billion due primarily to decreases in investment gains—net and trading account gains (losses)—net. Total expenses decreased by ¥8 billion due primarily to a decrease in interest expense on payables under repurchase agreements, offset in part by an increase in provision for loan losses. As a result, net income in the Americas decreased by ¥35 billion. Total assets in the Americas increased by ¥3,574 billion due primarily to increases in trading account assets and loans.

In Europe, total revenue increased by ¥4 billion due primarily to an increase in trading account gains (losses)—net. Total expenses increased by ¥33 billion due mainly to an increase in interest expense on interest-bearing deposits, which in turn was due mainly to an increase in the average balance, primarily certificate of deposits. As a result, net income in Europe decreased by ¥29 billion. Total assets in Europe increased by ¥346 billion due primarily to an increase in loans.

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥34 billion due primarily to an increase in interest and dividend income. The increase in interest and dividend income was due mainly to an increase in interest from loans, which in turn was due mainly to an increase in the average balance. Total expenses increased by ¥20 billion due mainly to increases in interest expense on interest-bearing deposits and provision for loan losses. The increase in interest expense on interest-bearing deposits was due mainly to an increase in the average balance, as well as an increase in average interest rate. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥10 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥1,425 billion due primarily to an increase in loans.

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

Financial Condition

Assets

Our assets as of March 31, 2011 and 2012 were as follows:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
Cash and due from banks	¥1,884	¥1,217	¥(667)
Interest-bearing deposits in other banks	8,240	6,147	(2,093)
Call loans and funds sold	382	249	(133)
Receivables under resale agreements	7,467	7,122	(345)
Receivables under securities borrowing transactions	6,541	6,406	(135)
Trading account assets	28,106	30,946	2,840
Investments	40,704	44,044	3,340
Loans	64,690	65,989	1,299
Allowance for loan losses	(735)	(683)	52

Loans, net of allowance	63,955	65,306	1,351
Premises and equipment—net	1,114	1,105	(9)
Due from customers on acceptances	74	77	3
Accrued income	238	246	8
Goodwill	8	6	(2)
Intangible assets	76	70	(6)
Deferred tax assets	855	837	(18)
Other assets	2,342	2,584	242

Total assets	¥161,986	¥166,362	¥4,376

Total assets increased by ¥4,376 billion from the end of the previous fiscal year to ¥166,362 billion as of March 31, 2012. This increase was due primarily to an increase of ¥3,340 billion in investments, an increase of ¥2,840 billion in trading account assets, mainly in U.S. Treasury notes and agency mortgage-backed securities, and an increase of ¥1,351 billion in loans, net of allowance, offset in part by a decrease of ¥2,093 billion in interest-bearing deposits in other banks, which had increased as of the end of the previous fiscal year as a result of funds-supplying operations of the Bank of Japan with a view to ensuring financial market stability after the Great East Japan Earthquake, and a decrease of ¥667 billion in cash and due from banks.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2011 and 2012:

	As of March 31,				Increase (decrease)
	2011		2012
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,617	11.8%	¥7,587	11.5%	¥(30)	(0.3)%
Construction and real estate	7,308	11.3	7,271	11.0	(37)	(0.3)
Services	4,287	6.6	3,981	6.0	(306)	(0.6)
Wholesale and retail	5,314	8.2	5,295	8.0	(19)	(0.2)
Transportation and communications	3,228	5.0	3,201	4.9	(27)	(0.1)
Banks and other financial institutions	3,908	6.0	3,501	5.3	(407)	(0.7)
Government and public institutions	7,154	11.0	6,912	10.5	(242)	(0.5)
Other industries(1)	3,759	5.8	4,319	6.5	560	0.7
Individuals	12,181	18.8	11,910	18.0	(271)	(0.8)
Mortgage loans	11,436	17.7	11,191	16.9	(245)	(0.8)
Other	745	1.1	719	1.1	(26)	0.0

Total domestic	54,756	84.5	53,977	81.7	(779)	(2.8)
Foreign:
Commercial and industrial	6,965	10.8	8,146	12.3	1,181	1.5
Banks and other financial institutions	2,588	4.0	3,343	5.1	755	1.1
Government and public institutions	453	0.7	522	0.8	69	0.1
Other(1)	9	0.0	91	0.1	82	0.1

Total foreign	10,015	15.5	12,102	18.3	2,087	2.8

Subtotal	64,771	100.0%	66,079	100.0%	1,308	—

Less: Unearned income and deferred loan fees—net	(81)		(90)		(9)

Total loans before allowance for loan losses	¥64,690		¥65,989		¥1,299

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated VIEs.

Total loans before allowance for loan losses increased by ¥1,299 billion from the end of the previous fiscal year to ¥65,989 billion as of March 31, 2012. Loans to domestic borrowers decreased by ¥779 billion to ¥53,977 billion due mainly to decreases in almost all of the industries, while the pace of the decline in the domestic loan balance started to become slower during the fiscal year ended March 31, 2012 compared to the previous fiscal year. These decreases were offset in part by an increase in other industries.

Loans to foreign borrowers increased by ¥2,087 billion from the end of the previous fiscal year to ¥12,102 billion as of March 31, 2012. The increase in loans to foreign borrowers was due mainly to increases in loans to commercial and industrial borrowers and banks and other financial institutions, mainly in Asia, which more than offset the effect of the appreciation of the yen.

Within our loan portfolio, loans to domestic borrowers decreased from 84.5% to 81.7% while loans to foreign borrowers increased from 15.5% to 18.3%.

Impaired Loans

General

Under our group’s credit risk management, we use an internal rating system that consists of credit ratings and pool allocations as the basis of our risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurrence of losses for individual loan by taking into consideration various factors such as collateral or guarantee involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. We pool loans with similar risk characteristics, and the risk is assessed and managed according to such pool. We generally review the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures. The table below presents our definition of obligor ratings used by Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is sufficient.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.
Watch(1)	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Note:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring or 90 days or more delinquent debt, and we consider all such loans impaired.

We consider loans to be impaired when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. We determine loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. We do not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. All of our impaired loans are designated as nonaccrual loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.

Our credit management activities consist of activities such as efforts to provide management consultation to support borrowers’ business initiatives, to increase the quantity and enhance the quality of loan collateral, and to adjust loan balances to an appropriate level, when the borrower’s credit quality is showing a decline. These activities can lead to improvements in obligor classifications through improvements in the business and financial condition of borrowers and, as a result, a reduction in allowance for loan losses.

We endeavor to remove impaired loans from our balance sheet within three years from the time when they are categorized through methods such as collection, charge-offs, disposal and improving the borrowers’ credit rating through restructuring efforts.

Loan modifications

Restructuring efforts are made through our various business revitalization support measures conducted based on requests from borrowers that are in a weakened state that require some form of support. When confronted with the decision of whether to agree to business revitalization support, which includes forgiveness of debt (including debt to equity swaps), reductions in stated interest rates to below market levels and postponement of payment of principal and/or interest (other than insignificant extensions), we carefully consider whether it is beneficial to our shareholders and depositors based on various factors such as whether (i) a legal reorganization process would significantly damage the obligor’s business value so that there is a fear that the obligor will not be able to restructure its business, (ii) the restructuring plan is appropriate and is economically rational from the viewpoint of minimizing Mizuho’s losses compared to other processes, (iii) both the management and shareholders of the obligor will clearly bear responsibility, and (iv) the allocation of losses among creditors is rational and highly justifiable. The triggers and factors that we review to identify restructured loans are modifications imposed by law or a court of law and alterations based on agreement with the borrower such as the reduction of the stated interest rate and forgiveness of debt (including debt to equity swaps), and we consider restructured loans, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as “troubled debt restructuring.” We consider the relevant obligors to be in financial difficulty when its rating based on our internal rating system is at E2 or below. The types of concessions that we would not otherwise consider include the various forms of business revitalization support described above. In general, troubled debt restructurings will return to non-impaired loans, as well as accrual status, when we determine that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on our internal rating system. Based on our historical experience, it typically takes approximately 1.5 years for the troubled debt restructuring loans in nonaccrual status to be returned to accrual status.

We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2012, the balance of restructurings that are troubled debt restructurings was ¥733 billion, and the balance of restructurings that are not troubled debt restructurings was ¥226 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2012 was ¥9 billion.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2011 and 2012 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2011		2012
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥309	4.1%	¥297	3.9%	¥(12)	(0.2)%
Construction and real estate	265	3.6	205	2.8	(60)	(0.8)
Services	108	2.5	119	3.0	11	0.5
Wholesale and retail	177	3.3	201	3.8	24	0.5
Transportation and communications	54	1.7	53	1.7	(1)	0.0
Banks and other financial institutions	3	0.1	12	0.3	9	0.2
Other industries	1	0.0	4	0.0	3	0.0
Individuals	290	2.4	264	2.2	(26)	(0.2)

Total domestic	1,207	2.2	1,155	2.1	(52)	(0.1)
Foreign	116	1.2	155	1.3	39	0.1

Total impaired loans	¥1,323	2.0	¥1,310	2.0	¥(13)	0.0

Impaired loans decreased by ¥13 billion, or 1.0%, from the end of the previous fiscal year to ¥1,310 billion as of March 31, 2012. Impaired loans to domestic borrowers decreased by ¥52 billion due primarily to decreases in construction and real estate mainly as a result of upgrades and collections related to some borrowers, and in individuals, offset in part by an increase in wholesale and retail. Impaired loans to foreign borrowers increased by ¥39 billion, primarily in the Americas and Asia.

The percentage of impaired loans within gross total loans was 2.0% as of March 31, 2012 which is the same level compared to that as of March 31, 2011. The percentage of impaired loans net of allowance to gross total loans net of allowance increased from 0.92% as of March 31, 2011 to 0.96% as of March 31, 2012, as the percentage increase of impaired loans net of allowance exceeded that of gross total loans net of allowance as a result of a decrease of the balance of allowance for loan losses on non-impaired loans.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2011 and 2012:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥334	¥357	¥23
Allowance for loan losses on non-impaired loans (B)	401	326	(75)

Total allowance for loan losses (C)	735	683	(52)

Impaired loans requiring an allowance for loan losses (D)	1,028	1,079	51
Impaired loans not requiring an allowance for loan losses (E)	295	231	(64)
Non-impaired loans(1) (F)	63,448	64,769	1,321

Gross total loans (G)	¥64,771	¥66,079	¥1,308

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	32.45%	33.07%	0.62%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.63	0.50	(0.13)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.13	1.03	(0.10)

Note:

(1)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥52 billion from the end of the previous fiscal year to ¥683 billion as of March 31, 2012. This decrease was due to a decrease of ¥75 billion in the allowance for loan losses on non-impaired loans, due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, the effect of which was enhanced against a backdrop of the improving domestic economic environment as described in “—Overview—Operating Environment,” reflecting the continuing gradual recovery of the Japanese economy, offset in part by an increase of ¥23 billion in the allowance for loan losses on impaired loans, due mainly to an increase in foreign impaired loans requiring allowance for loan losses primarily in the Americas and Asia. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.10% to 1.03%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 0.62% to 33.07%.

The primary factors behind the gap between the 7.1% decrease in allowance for loan losses and the 2.0% increase in the balance of loans in the fiscal year ended March 31, 2012 compared to the previous fiscal year consisted mainly of (i) the decrease in allowance for loan losses on non-impaired loans, due primarily to upgrades in the obligor categories of a broad range of existing borrowers, and (ii) the increase in the balance of loans resulting from an increase in loans to foreign borrowers, mainly in Asia, offset in part by a decrease in loans to domestic borrowers in almost all industry categories.

In the fiscal year ended March 31, 2012, impaired loans decreased by 1.0% because the decrease in domestic impaired loans more than offset the increase in foreign impaired loans. Meanwhile, allowance for loan losses on impaired loans increased by 6.9%. The primary factor underlying this difference was that most of the increase in impaired loans to foreign borrowers led to an increase in allowance for loan losses whereas the decrease in impaired loans to domestic borrowers did not lead to a similar decrease in allowance for loan losses because the decrease in impaired loans to domestic borrowers consisted of those not requiring an allowance for loan losses.

As for the decrease of 3.5% in the coverage ratio for impaired loans, this was due to how the percentage decrease of allowance for loan losses was greater than the percentage decrease in the amount of impaired loans as described in the paragraph above.

Provision for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2011 and 2012:

	Fiscal years ended March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥880	¥735	¥(145)
Provision (credit) for loan losses	1	(23)	(24)
Charge-offs:
Domestic:
Manufacturing	20	18	(2)
Construction and real estate	20	7	(13)
Services	20	7	(13)
Wholesale and retail	28	14	(14)
Transportation and communications	59	2	(57)
Banks and other financial institutions	1	1	0
Other industries	1	2	1
Individuals	17	19	2

Total domestic charge-offs	166	70	(96)
Foreign	19	10	(9)

Total charge-offs	185	80	(105)

Recoveries:
Domestic:
Manufacturing	7	12	5
Construction and real estate	14	12	(2)
Services	5	4	(1)
Wholesale and retail	5	9	4
Transportation and communications	1	2	1
Banks and other financial institutions	1	1	0
Other industries	0	0	0
Individuals	2	3	1

Total domestic recoveries	35	43	8
Foreign	13	9	(4)

Total recoveries	48	52	4

Net charge-offs	137	28	(109)
Others(1)	(9)	(1)	8

Balance at end of fiscal year	¥735	¥683	¥(52)

Note:

(1)	“Others” include primarily foreign exchange translation.

We recorded a credit for loan losses of ¥23 billion in the fiscal year ended March 31, 2012 compared to a provision for loan losses of ¥1 billion in the fiscal year ended March 31, 2011. The change was due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, the effect of which was enhanced against a backdrop of the improving domestic economic environment as described in “—Overview—Operating Environment,” reflecting the continuing gradual recovery of the Japanese economy.

Charge-offs decreased by ¥105 billion from the previous fiscal year to ¥80 billion for the fiscal year ended March 31, 2012. Charge-offs of domestic loans decreased by ¥96 billion compared to the previous fiscal year to ¥70 billion in the fiscal year ended March 31, 2012 due mainly to the absence of loan forgiveness towards a large borrower and its subsidiaries during the fiscal year ended March 31, 2011. Charge-offs of foreign loans decreased by ¥9 billion compared to the previous fiscal year to ¥10 billion in the fiscal year ended March 31, 2012.

Recoveries increased by ¥4 billion from the previous fiscal year to ¥52 billion in the fiscal year ended March 31, 2012, reflecting an increase in recoveries with respect to domestic loans offset in part by a decrease with respect to foreign loans.

Investments

The majority of our investments are available-for-sale securities, which at March 31, 2011 and 2012 were as follows:

	As of March 31,						Increase (decrease)
	2011			2012
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains	Amortized cost	Fair value	Net unrealized gains
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥35,756	¥35,716	¥(40)	¥38,405	¥38,467	¥62	¥2,649	¥2,751	¥102
Japanese government bonds	29,280	29,213	(67)	32,629	32,647	18	3,349	3,434	85
Other than Japanese government bonds	6,476	6,503	27	5,776	5,820	44	(700)	(683)	17
Equity securities (marketable)	1,919	2,833	914	1,832	2,792	960	(87)	(41)	46

Total	¥37,675	¥38,549	¥874	¥40,237	¥41,259	¥1,022	¥2,562	¥2,710	¥148

Available-for-sale securities increased by ¥2,710 billion from the end of the previous fiscal year to ¥41,259 billion at March 31, 2012. This increase was due primarily to an increase in Japanese government bonds with relatively shorter remaining periods ranging from one year through five years, offset in part by a decrease in other than Japanese government bonds, primarily corporate bonds and other debt securities due to the sales and redemptions of such securities. See note 4 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥667 billion from the end of the previous fiscal year to ¥1,217 billion at March 31, 2012. The decrease was due to net cash used in operating activities of ¥1,789 billion and net cash used in investing activities of ¥1,843 billion offset in part by net cash provided by financing activities of ¥2,966 billion.

Liabilities

The following table shows our liabilities as of March 31, 2011 and 2012:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
Deposits	¥89,216	¥91,234	¥2,018
Debentures	741	—	(741)
Due to trust accounts	629	560	(69)
Call money and funds purchased	5,095	5,669	574
Payables under repurchase agreements	11,498	12,173	675
Payables under securities lending transactions	5,608	7,841	2,233
Commercial paper	202	213	11
Other short-term borrowings	14,949	13,737	(1,212)
Trading account liabilities	16,696	16,977	281
Bank acceptances outstanding	74	77	3
Income taxes payable	16	34	18
Deferred tax liabilities	13	16	3
Accrued expenses	181	177	(4)
Long-term debt	8,953	8,462	(491)
Other liabilities	4,079	4,545	466

Total liabilities	¥157,950	¥161,715	¥3,765

Total liabilities increased by ¥3,765 billion from the end of the previous fiscal year to ¥161,715 billion at March 31, 2012. This increase was due primarily to an increase of ¥2,212 billion in short-term borrowings and an increase of ¥2,018 billion in deposits, offset in part by a decrease of ¥741 billion in debentures. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2011 and 2012:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥12,232	¥11,357	¥(875)
Interest-bearing deposits	67,632	68,670	1,038

Total domestic deposits	79,864	80,027	163

Foreign:
Noninterest-bearing deposits	581	611	30
Interest-bearing deposits	8,771	10,596	1,825

Total foreign deposits	9,352	11,207	1,855

Total deposits	¥89,216	¥91,234	¥2,018

Deposits increased by ¥2,018 billion from the end of the previous fiscal year to ¥91,234 billion at March 31, 2012. Domestic deposits increased by ¥163 billion from March 31, 2011 to ¥80,027 billion at March 31, 2012. Domestic noninterest-bearing deposits, mainly from Japanese companies, decreased by ¥875 billion to ¥11,357 billion at March 31, 2012, primarily because corporations, mainly large ones, had favored securing increased amounts of cash against the risk of lack of liquidity as a result of the Great East Japan Earthquake at the end of the previous fiscal year, and interest-bearing deposits, mainly from individuals, increased by ¥1,038 billion from the end of the previous fiscal year to ¥68,670 billion at March 31, 2012. Foreign deposits increased by ¥1,855 billion from the end of the previous fiscal year to ¥11,207 billion due mainly to an increase in interest-bearing deposits, primarily certificates of deposit.

Debentures

Debentures decreased by ¥741 billion from the end of the previous fiscal year to nil at March 31, 2012. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank had benefited from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. However, neither are able to issue debentures beginning April 2012 due to applicable regulations.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2011 and 2012:

	As of March 31,						Increase (decrease)
	2011			2012
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥629	¥—	¥629	¥560	¥—	¥560	¥(69)	¥—	¥(69)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	11,403	10,798	22,201	13,758	11,925	25,683	2,355	1,127	3,482
Commercial paper	130	72	202	115	98	213	(15)	26	11
Other short-term borrowings	14,817	132	14,949	13,557	180	13,737	(1,260)	48	(1,212)

Total short-term borrowings	¥26,979	¥11,002	¥37,981	¥27,990	¥12,203	¥40,193	¥1,011	¥1,201	¥2,212

Short-term borrowings increased by ¥2,212 billion from the end of the previous fiscal year to ¥40,193 billion at March 31, 2012. Domestic short-term borrowings increased by ¥1,011 billion due mainly to an increase in payables under securities lending transactions offset in part by a decrease in other short-term borrowings from the Bank of Japan. Foreign short-term borrowings increased by ¥1,201 billion due mainly to an increase in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2011 and 2012:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥454	¥410	¥(44)
Common stock	5,164	5,428	264
Accumulated deficit	(2,046)	(1,606)	440
Accumulated other comprehensive income, net of tax	105	246	141
Treasury stock, at cost	(3)	(7)	(4)

Total MHFG shareholders’ equity	3,674	4,471	797
Noncontrolling interests	362	176	(186)

Total equity	¥4,036	¥4,647	¥611

Equity increased by ¥611 billion from the end of the previous fiscal year to ¥4,647 billion due mainly to a decrease in accumulated deficit and an increase in common stock, offset in part by a decrease in noncontrolling interests.

Common stock increased by ¥264 billion from the end of the previous fiscal year to ¥5,428 billion at March 31, 2012 primarily as a result of the issuance of new shares of common stock related to the share exchanges conducted to turn Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries of Mizuho Financial Group in September 2011. See “—Overview—Others—Turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into Wholly-owned Subsidiaries.”

Accumulated deficit decreased by ¥440 billion from the end of the previous fiscal year to ¥1,606 billion at March 31, 2012. This decrease was due primarily to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2012 of ¥656 billion offset in part by dividend payments of ¥216 billion.

Accumulated other comprehensive income, net of tax increased by ¥141 billion from the end of the previous fiscal year to ¥246 billion at March 31, 2012 due primarily to an increase in unrealized net gains on available-for-sale securities of ¥115 billion and an improvement in pension liability adjustments of ¥31 billion.

Preferred stock decreased by ¥44 billion from the end of the previous fiscal year to ¥410 billion at March 31, 2012 as a result of the conversion of preferred stock to common stock.

Treasury stock, at cost, increased by ¥4 billion from the end of the previous fiscal year to ¥7 billion at March 31, 2012.

Noncontrolling interests decreased by ¥186 billion from the end of the previous fiscal year to ¥176 billion at March 31, 2012 primarily as a result of turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries of Mizuho Financial Group in September 2011.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. Our total deposits increased by ¥2,018 billion, or 2.3%, from the end of the previous fiscal year to ¥91,234 billion as of March 31, 2012. Our average balance of deposits for the fiscal year ended March 31, 2012 of ¥89,265 billion exceeded our average balance of loans for the same period by ¥24,161 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets. Although debentures were formerly a primary source of liquidity, our reliance on debentures has substantially ceased as we are no longer able to issue debentures as of April 2012 due to applicable regulations.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of June 30, 2012:

	As of June 30, 2012
	S&P				Moody’s
	Long-term		Short-term	Stand-alone credit profile(1)	Long-term(2)	Short-term	Financial strength(3)
Mizuho Corporate Bank	A+	(4)	A-1	a	A1	P-1	C-
Mizuho Bank	A+	(4)	A-1	a	A1	P-1	C-
Mizuho Trust & Banking	A+	(4)	A-1	a	A1	P-1	C-

Notes:

(1)	On November 29, 2011, S&P withdrew the bank fundamental strength ratings on our principal banking subsidiaries. Accordingly, “stand-alone credit profile” information is provided in the above table in lieu of bank fundamental strength ratings.
(2)	On August 24, 2011, Moody’s downgraded the long-term deposit and debt ratings of almost all Japanese banks, including those of our principal banking subsidiaries.
(3)	On November 24, 2011, Moody’s upgraded the financial strength ratings on our principal banking subsidiaries from D+ to C-.
(4)	Negative outlook.

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

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Mizuho Financial Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors.

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

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The new guidelines include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar. The new guidelines have been effective since the end of December 2011.

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

Basel III

In December 2010, the Basel Committee issued the Basel III rules text (later revised in June 2011), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards, as summarized below. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines to be applied from March 31, 2013, which reflect certain rules in the Basel III text that are scheduled to be applied from January 1, 2013.

Tier 1 capital is to consist of Common Equity Tier 1 and Additional Tier 1 capital. The minimum requirement for Common Equity Tier 1 capital will be raised in phases from 3.5% of risk-weighted assets in January 2013 to 4.5% when fully effective in January 2015. Thereafter, a capital conservation buffer, to be met with Common Equity Tier 1 capital after the application of deductions, will be phased in beginning January 2016 at 0.625% until becoming fully effective in January 2019 at 2.5%. Thus the Common Equity Tier 1 requirement, including capital conservation buffer, will be 7.0% beginning January 2019. In addition, subject to national discretion by the respective regulatory authorities, a countercyclical buffer ranging from 0% to 2.5%, consisting of Common Equity Tier 1 or other fully loss absorbing capital, would also be imposed on banking organizations through an extension of the capital conservation buffer when the relevant national authority judges a period of excess credit growth to be leading to the build up of system-wide risk. The countercyclical buffer for internationally active banks will be a weighted average of the buffers deployed across all the jurisdictions to which it has credit exposures. Moreover, capital instruments that will no longer qualify as non-Common Equity Tier 1 capital or Tier 2 capital under Basel III, which includes our existing preferred securities and subordinated debt (the amounts thereof included within regulatory capital as of March 31, 2012 being ¥1,859.6 billion and ¥1,593.2 billion, respectively) will be phased out beginning January 2013 by increments of 10% until becoming fully effective in January 2022.

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

The above capital requirements, buffers and regulatory adjustments will be phased in over a transitional period as follows (italicized percentages indicates those during transition periods):

	January 2013	January 2014	January 2015	January 2016	January 2017	January 2018	January 2019	January 2020	January 2021	January 2022
Minimum Common Equity Tier 1 capital(1)	3.5%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital(1)	4.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital(1)	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.0%	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital(1)	90.0%	80.0%	70.0%	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital(1)	0.0%	20.0%	40.0%	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	These measures are included in the revisions to capital adequacy guidelines to be applied from March 31, 2013 published by the Financial Services Agency. Based on such guidelines, the relevant phase-in dates will be in March (and not January) of the years indicated in the above table. Financial Services Agency guidelines related to the remaining Basel III measure have not yet been published.

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

In November 2011, the Financial Stability Board announced policy measures to address systemically important financial institutions (“SIFIs”), which were endorsed by the G20 leaders at the Cannes summit in November 2011. The Common Equity Tier 1 requirement, including the capital conservation buffer, will be 7.0% of risk-weighted assets beginning January 2019. The policy measures include requirements for banks determined to be globally systemically important to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1. The additional loss absorbency requirements will initially apply to those banks identified in November 2014 as globally systemically important. They will be phased in starting in January 2016 with full implementation by January 2019. Also in November 2011, the Financial Stability Board named an initial group of G-SIFIs, which included us. The group of G-SIFIs will be updated annually and published by the Financial Stability Board each November.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel II rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2011 and 2012 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are as set forth in the following table:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen, except percentages)
Tier 1 capital	¥6,170.2	¥6,397.8	¥227.6
Tier 2 capital included as qualifying capital	2,103.4	1,745.1	(358.2)
Deductions for total risk-based capital	(362.6)	(370.0)	(7.4)

Total risk-based capital	¥7,910.9	¥7,772.9	¥(138.0)

Risk-weighted assets	¥51,693.8	¥50,165.9	¥(1,527.9)
Tier 1 capital ratio	11.93%	12.75%	0.82%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	15.30	15.49	0.19
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of March 31, 2012 was 15.49%. Our Tier 1 capital ratio as of March 31, 2012 was 12.75% due to an increase in Tier 1 capital as well as a decrease in our risk-weighted assets. Tier 1 capital increased due mainly to an increase in retained earnings as a result of recording net income for the fiscal year ended March 31, 2012 offset in part by the reduction in minority interest in consolidated subsidiaries due to redemptions in June 2011 of non-dilutive preferred securities issued by one of our overseas special purpose companies. Risk-weighted assets decreased by ¥1,527.9 billion to ¥50,165.9 billion as of the end of the fiscal year ended March 31, 2012 due mainly to an improvement in our loan asset portfolio and a decrease in exposures to equities and securitization products. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2012.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2011 and 2012:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥2,181.3	¥2,254.9	¥73.5
Capital surplus	937.6	1,109.7	172.1
Retained earnings	1,132.3	1,405.4	273.0
Minority interest in consolidated subsidiaries	2,269.6	1,941.4	(328.1)
Treasury stock	(3.1)	(7.0)	(3.8)
Dividends, etc	(140.0)	(76.3)	63.7
Unrealized losses on other securities	(7.0)	—	7.0
Foreign currency translation adjustments	(103.9)	(102.8)	1.0
Other	(96.5)	(127.5)	(30.9)

Total Tier 1 capital	¥6,170.2	¥6,397.8	¥227.6

Tier 2 capital:
45% of unrealized gains on other securities	¥—	¥45.1	¥45.1
45% of revaluation reserve for land	106.2	102.5	(3.7)
General reserve for possible losses on loans, etc	4.9	4.2	(0.7)
Debt capital, etc	1,992.2	1,593.2	(399.0)

Total Tier 2 capital	2,103.4	1,745.1	(358.2)

Tier 2 capital included as qualifying capital	2,103.4	1,745.1	(358.2)
Deductions for total risk-based capital	(362.6)	(370.0)	(7.4)

Total risk-based capital	¥7,910.9	¥7,772.9	¥(138.0)

Our Tier 1 capital increased by ¥227.6 billion from ¥6,170.2 billion as of March 31, 2011 to ¥6,397.8 billion as of March 31, 2012. This increase was due mainly to an increase in retained earnings as a result of recording net income for the fiscal year ended March 31, 2012 offset in part by the reduction in minority interest in consolidated subsidiaries due to redemptions in June 2011 of non-dilutive preferred securities issued by one of our overseas special purpose companies.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of March 31, 2012, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,859.6 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of March 31, 2012 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital
	(in billions of yen)
June 2012	¥171.0	(1)
June 2014	209.3	(2)
June 2015	452.5
June 2016	449.2	(3)
June 2018	274.5
June 2019	303.0

Notes:

(1)	In June 2012, we redeemed all ¥171.0 billion of such non-dilutive preferred securities.
(2)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(3)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,
	2008	2009		2010		2011		2012
	(in billions of yen, except percentages)
Preferred stock	¥980.4	¥948.6	(1)	¥535.9	(1)	¥453.5	(1)	¥410.3	(1)(2)
Non-dilutive preferred securities	1,539.7	1,886.8		1,937.8		1,919.8		1,859.6	(3)
Percentage within Tier 1 capital	51.6%	75.3%		47.8%		38.4%		35.4%

Notes:

(1)	Excludes treasury stock.
(2)	During the period from April 1, 2012 to June 30, 2012, holders of our eleventh series class XI preferred stock converted 910,000 shares (or ¥0.9 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(3)	In June 2012, we redeemed ¥171.0 billion of non-dilutive preferred securities.

Our Tier 2 capital included as qualifying capital as of March 31, 2012 was ¥1,745.1 billion, a decrease of ¥358.2 billion compared to March 31, 2011. The decrease was due mainly to a net decrease in debt capital.

As a result of the above, together with deductions of ¥370.0 billion, total risk-based capital as of March 31, 2012 was ¥7,772.9 billion, a decrease of ¥138.0 billion compared to March 31, 2011.

Prime Capital

Alongside the regulatory capital requirements supervised by the Financial Services Agency, we calculate and monitor “prime capital” as our important management indicator. Prime capital is calculated as Tier 1 capital less the sum of the preferred securities and preferred stock (excluding mandatory convertible preferred stock), and the prime capital ratio is the ratio of prime capital against risk-weighted assets. We believe that the presentation of prime capital provides useful information to investors regarding our financial condition because it represents a subset of Tier 1 capital that excludes capital items with relatively weaker loss absorption capabilities, namely preferred stock (other than preferred stock that is mandatorily convertible before the end of the transition period related to Basel III) and preferred securities, and thus provides a more useful measure of the adequacy of our capital.

Prime capital, a non-GAAP financial measure, differs in certain respects from Common Equity Tier 1 as set forth in the Basel III rules text issued by the Basel Committee in December 2010. See “—Capital Adequacy—Regulatory Capital Requirements—Basel III.”

The following table shows a breakdown of our capital items as of March 31, 2011 and 2012:

	As of March 31,
	2011	2012
	(in billions of yen, except percentages)
Tier 1 capital (i)	¥6,170.2	¥6,397.8
Preferred stock (ii)	453.5	410.3
Mandatory convertible preferred stock (iii)	416.8	373.6
Preferred securities (iv)	1,919.8	1,859.6
Prime capital (i) - (ii) + (iii) - (iv)	4,213.6	4,501.5
Risk-weighted assets	51,693.8	50,165.9
Tier 1 capital ratio	11.93%	12.75%
Prime capital ratio	8.15%	8.97%

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2011 and 2012:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥38,958.0	¥37,683.9	¥(1,274.0)
Off-balance-sheet items	8,039.0	7,481.4	(557.6)

Credit risk assets	46,997.1	45,165.4	(1,831.7)
Market risk equivalent assets	1,389.2	2,083.3	694.0
Operational risk equivalent assets	3,307.4	2,917.1	(390.2)
Adjusted floor amount	—	—	—

Total	¥51,693.8	¥50,165.9	¥(1,527.9)

Risk-weighted assets as of March 31, 2012 were ¥50,165.9 billion, representing a decrease of ¥1,527.9 billion compared to March 31, 2011. Credit risk assets decreased by ¥1,831.7 billion to ¥45,165.4 billion due mainly to an improvement in our loan asset portfolio and a decrease in exposures to equities and securitization products. Market risk equivalent assets increased by ¥694.0 billion to ¥2,083.3 billion due mainly to an introduction of stress VaR as a result of a revision of the Financial Services Agency’s guidelines under Basel II. Operational risk equivalent assets decreased by ¥390.2 billion to ¥2,917.1 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2011 and 2012, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2011	2012
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	16.10%	15.86%	(0.24)%
Capital adequacy ratio	18.80	17.80	(1.00)
Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	10.38	11.39	1.01
Capital adequacy ratio	14.91	15.52	0.61
BIS standard:
Tier 1 capital ratio	10.10	11.32	1.22
Capital adequacy ratio	14.60	15.46	0.86
Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	12.11	14.02	1.91
Capital adequacy ratio	16.34	18.26	1.92

Note:

(1)	BIS standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the BIS standards is included for reference purpose only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2012.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2012, that our securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2011 and 2012:

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
Guarantees:
Performance guarantees	¥1,580	¥1,681	¥101
Guarantees on loans	539	502	(37)
Guarantees on securities	10	73	63
Other guarantees	872	997	125
Guarantees for the repayment of trust principal	249	184	(65)
Liabilities of trust accounts	8,144	8,313	169
Derivative financial instruments	30,567	28,620	(1,947)

	As of March 31,		Increase (decrease)
	2011	2012
	(in billions of yen)
Commitments:
Commitments to extend credit	¥50,436	¥52,438	¥2,002
Commercial letters of credit	465	536	71

Total commitments	¥50,901	¥52,974	¥2,073

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

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, including those that do not meet the consolidation requirements under ASC 810, “Consolidation” (“ASC 810”). These off-balance-sheet arrangements include the types of transactions discussed below.

Asset-backed Commercial Paper/Loan Programs

We manage several asset-backed commercial paper/loan programs that provide our clients’ off-balance-sheet and/or cost-effective financing. The variable interest entities used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from us backed by the financial assets. While customers normally continue to service the transferred receivables, we underwrite, distribute, and make a market in commercial paper issued by the conduits. We typically provide program-wide liquidity and credit support facilities and, in some instances, financing to the variable interest entities. We have the power to determine which assets will be held in the variable interest entities and have an obligation to monitor these assets. We are also responsible for liability management. In addition, through the liquidity and credit support facilities with the variable interest entities, we have the obligation to absorb losses that could potentially be significant to the variable interest entities. Therefore, we consolidated this type of variable interest entities.

Asset-backed Securitizations

We act as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a variable interest entity because its equity holder does not have decision making rights. We receive fees for structuring and/or distributing the securities sold to investors. In some cases, we ourselves purchase the securities issued by the entities and/or provide loans to the variable interest entities.

In addition, we establish several single-issue and multi-issue special purpose entities that issue collateralized debt obligations or collateralized loan obligations, synthetic collateralized debt obligations or collateralized loan obligations or other repackaged instruments to meet clients’ and investors’ financial needs. We also arrange securitization transactions including commercial mortgage-backed securities, residential mortgage-backed securities and others. In these transactions, we act as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor to debt and equity instruments.

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

Investments in Securitization Products

We invest in, among other things, various types of collateralized debt obligations and collateralized loan obligations, synthetic collateralized debt obligations and collateralized loan obligations and repackaged instruments, commercial mortgage-backed securities and residential mortgage-backed securities arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be variable interest entities. By design, such investments were investment grade at issuance and held by a diverse group of investors. The loss amount of securities and loans is generally limited to the amount invested because we have no contractual involvement in such variable interest entities beyond our investments. Since we are involved in those variable interest entities only as an investor, we do not ordinarily have the power to direct the variable interest entities’ activities that most significantly impact the variable interest entities’

economic performance. However, we consolidated variable interest entities, where the transactions were tailored by the third party arrangers to meet our needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the variable interest entities.

Investment Funds

We invest in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including our subsidiaries and affiliates, administer and make investment decisions over such investment funds. We consolidate certain investment funds where we are deemed to be the primary beneficiary. We have determined that certain investment vehicles managed by us are provided a deferral from the requirements of SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”) because they meet the criteria in ASU No.2010-10 “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). Therefore, these vehicles continue to be evaluated under the requirements of ASC 810 before implementing SFAS No.167.

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. We receive trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, we assume certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. We manage entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with our subsidiary trust banks. We have the power to determine which assets will be held in the variable interest entities or to manage these assets. In addition, through the principal guarantee agreement, we have the obligation to absorb losses that could potentially be significant to the variable interest entities. Therefore, we consolidated this type of variable interest entities. However, we do not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in ourselves, as we have determined that we have no variable interests.

Significant Unconsolidated Variable interest entities

The tables below summarize our involvement in significant unconsolidated variable interest entities as of March 31, 2011 and 2012:

	Significant unconsolidated variable interest entities
As of March 31, 2011	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	680	44
Investments in securitization products	—	—
Investment funds	1,841	266
Trust arrangements and other	—	—

Total	¥2,521	¥310

	Significant unconsolidated variable interest entities
As of March 31, 2012	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	582	33
Investments in securitization products	—	—
Investment funds	2,455	334
Trust arrangements and other	—	—

Total	¥3,037	¥367

Asset-backed commercial paper/loan programs include multi-seller programs managed by us, under which the related variable interest entities purchase various types of assets from our clients, consisting mainly of account and note receivables as well as credit card receivables, auto loans, leases and other receivables. Our involvement with variable interest entities for multi-seller programs is generally more significant than other types of variable interest entities in terms of liquidity support and credit enhancement obligations. All of the variable interest entities for our asset-backed commercial paper/loan programs to which we provided liquidity support or credit enhancements were consolidated variable interest entities as of March 31, 2012.

Other Types of Off-balance-sheet Arrangements

See note 26 to our consolidated financial statements included elsewhere in this annual report for further descriptions of variable interest entities and securitizations.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2012:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥29,529	¥1,895	¥1,500	¥388	¥405	¥135	¥33,852
Certificates of deposit	11,824	1	—	—	—	—	11,825
Long-term debt	884	764	1,115	1,103	752	3,844	8,462
Operating leases	42	30	13	9	7	21	122

Total	¥42,279	¥2,690	¥2,628	¥1,500	¥1,164	¥4,000	¥54,261

Recent Accounting Pronouncements

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

	As of and for the fiscal year ended March 31, 2012
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥4,470.8	¥656.4
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	3.9	7.5
2. Investments	12.9	(16.0)
3. Loans	132.1	3.9
4. Allowances for loan losses and off-balance-sheet instruments	88.8	(8.0)
5. Premises and equipment	(35.7)	(1.1)
6. Real estate sales and leasebacks	20.3	(10.6)
7. Land revaluation	184.2	(4.6)
8. Business combinations	41.3	70.8
9. Noninterest-earning deposits made under government-led restructuring program	—	(28.9)
10. Pension liabilities	409.7	(50.8)
11. Consolidation of variable interest entities	30.7	10.3
12. Deferred taxes	(480.6)	(146.2)
13. Other	33.2	1.8

Japanese GAAP	¥4,911.6	¥484.5

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

Under U.S. GAAP, declines in the fair value of available-for-sale securities below cost that are deemed to be “other-than-temporary” are recorded in earnings. Both quantitative and qualitative factors are considered to determine whether the impairment is “other-than-temporary,” including the duration and extent of the decline, near-term prospects of the issuer, as well as our ability and intent to hold the investments until an anticipated market price recovery or maturity. Regarding debt securities, we consider additional factors such as intent to sell or more likely than not will be required to sell before recovery to determine whether the impairment is “other-than-temporary.” Under Japanese GAAP, significant declines in the fair value of securities below cost that are deemed to be “other-than-temporary” are recorded in earnings unless short term recovery is reasonably expected. A decline in fair value of a security of 50% or more of its cost is a strong indicator of an other-than-temporary decline, which requires compelling evidence to prove otherwise. A decline in fair value of 30% or more but less than 50% of its cost is an indicator of an other-than-temporary decline in which case the probability of recovery must be evaluated to determine whether an other-than-temporary decline has occurred. Generally, if the decline in fair value is less than 30%, it is not considered to be an other-than-temporary decline.

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

4.    Allowances for loan losses and off-balance-sheet instruments

Under both Japanese GAAP and U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate or, as a practical expedient, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. For certain impaired loans that are aggregated for the purpose of measuring impairment, pools of smaller balance homogeneous loans and other non-homogeneous loans that have not been identified as impaired, the allowance for loan losses is determined based on a formula allowance utilizing historical loss factors, as adjusted, considering recent trends.

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

Under Japanese GAAP, goodwill is recognized on a step-by-step basis, with the purchase of additional ownership interests in a subsidiary being accounted for in accordance with the requirements of business combination accounting. Under U.S. GAAP, a change in the parent’s ownership interest in a subsidiary where the parent retains a controlling financial interest in the subsidiary is accounted for as an equity transaction.

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

10.    Pension liabilities

Under Japanese GAAP, we adopted as of April 1, 2000 pension accounting that is based on the actuarial present value of accrued benefit obligations. The cumulative effect of the accounting change has been amortized, and actuarial gains and losses are deferred and amortized. Under U.S. GAAP, we recalculated the benefit obligation at April 1, 2004 and accounted for the obligation as if we had adopted the accounting method in accordance with ASC 715, “Compensation—Retirement Benefits,” beginning in the fiscal year ended March 31, 1990, as permitted for a foreign private issuer. The cumulative effect of the accounting change, as well as actuarial gains and losses since the adoption, had been fully amortized by April 1, 2004.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

The following table provides information regarding our directors and corporate auditors as of June 30, 2012:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Takashi Tsukamoto (Aug. 2, 1950)	Chairman (since June 2011) President & CEO of Mizuho Bank, Ltd.	Apr. 2002	Executive Officer/General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.	June 2014
		Mar. 2003	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of Mizuho Financial Group, Inc.
		Feb. 2004	Managing Executive Officer/Head of Risk Management Group and Head of Human Resources Group
		Apr. 2004	Managing Executive Officer/Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
		Mar. 2006	Managing Director/Chief Strategy Officer and Chief Financial Officer
		Apr. 2007	Deputy President
		Apr. 2008	Deputy President-Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2008	President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2009)
		June 2008	Deputy President/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2009	President & CEO/Head of Human Resources Group
		Apr. 2010	President & CEO

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2011	President & CEO of Mizuho Bank, Ltd. (current)

		June 2011	Chairman of Mizuho Financial Group, Inc. (current)

Yasuhiro Sato (Apr. 15, 1952)	President & CEO (Group CEO) (since June 2011) (Representative Director) President & CEO of Mizuho Corporate Bank, Ltd. Director of Mizuho Bank, Ltd. Chairman of the Japanese Bankers Association	Mar. 2003	Executive Officer/Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.	June 2013
		Apr. 2004	Managing Executive Officer
		Mar. 2006	Managing Director/Head of Corporate Banking Unit
		Apr. 2007	Deputy President/Chief Auditor
		Apr. 2009	President & CEO (current)
		June 2009	Director of Mizuho Financial Group, Inc.
		June 2011	Director of Mizuho Bank, Ltd. (current)
		June 2011	President & CEO of Mizuho Financial Group, Inc. (Group CEO) (current)

Junichi Nishizawa (June 12, 1956)

Deputy President
(since June 2011) (Representative Director)

Head of Human Resources Group

Head of Internal Audit Group

Chief Human Resources Officer

Chief Auditor

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Corporate Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

		Mar. 2006	General Manager of Human Resources Division of Mizuho Bank, Ltd.	June 2013
		Apr. 2008	Executive Officer/General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch
		Apr. 2010	Managing Executive Officer/Chief Risk Officer and Chief Human Resources Officer of Mizuho Corporate Bank, Ltd.
		Apr. 2011	Managing Director/Chief Risk Officer and Chief Human Resources Officer
		June 2011	Managing Executive Officer/Chief Human Resources Officer
		June 2011	Managing Executive Officer/In charge of Human Resources Group of Mizuho Bank, Ltd.
		June 2011	Deputy President/Head of Human Resources Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2012	Deputy President/Head of Human Resources Group and Head of Internal Audit Group (current)

		Apr. 2012	Managing Executive Officer/ Head of Human Resources Group of Mizuho Bank, Ltd. (current)

		Apr. 2012	Managing Executive Officer/ Head of Human Resources Group of Mizuho Corporate Bank, Ltd. (current)

		Apr. 2012	Managing Executive Officer/ In charge of Human Resources Group of Mizuho Trust & Banking Co., Ltd. (current)

Masaaki Kono (Feb. 24, 1957)

Managing Director
(since June 2011)

Head of Strategic Planning Group

Chief Strategy Officer

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Corporate Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

		Mar. 2006	Executive Officer/General Manager of Corporate Banking Division No.8 of Mizuho Corporate Bank, Ltd.	June 2013
		Apr. 2008	Managing Executive Officer
		Apr. 2011	Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of Mizuho Financial Group, Inc.
		June 2011	Managing Director/Head of Risk Management Group and Head of Compliance Group
		Nov. 2011	Managing Director/ Head of Risk Management Group, Head of Compliance Group and General Manager of Compliance and Legal Affairs

		Apr. 2012	Managing Director /Head of Strategic Planning Group (current)

		Apr. 2012	Managing Executive Officer/ Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2012	Managing Executive Officer/ Head of Strategic Planning Group of Mizuho Corporate Bank, Ltd. (current)

		Apr. 2012	Managing Executive Officer/ In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (current)

Hideyuki Takahashi (Apr. 20, 1957)

Managing Director
(since June 2012)

Head of Financial Control and Accounting Group

Chief Financial Officer

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Corporate Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

		Apr. 2007	Executive Officer / Senior Corporate Officer of Strategic Planning Group of Mizuho Corporate Bank, Ltd.	June 2014
		Apr. 2009	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit
		Apr. 2010	Managing Executive Officer / Chief Financial Officer and Chief Portfolio Management Officer
		Apr. 2011	Managing Executive Officer / Chief Financial Officer, Chief Portfolio Management Officer and Chief Information Officer
		Apr. 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)
		Apr. 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2012	Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (current)

		Apr. 2012	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)

		June 2012	Managing Director / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.(current)

Daisaku Abe (June 20, 1957)

Managing Director
(since June 2012)

Head of IT & Systems Group

Head of Operations Group

Chief Information Officer

Chief Operations Officer

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Corporate Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

		Apr. 2007	Executive Officer/General Manager of Executive Secretariat of Mizuho Corporate Bank, Ltd.	June 2014
		Apr. 2009	Managing Executive Officer/Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.
		Apr. 2011	Managing Executive Officer/ Head of Strategic Planning Group and Head of IT, Systems & Operations Group
		Apr. 2012	Managing Executive Officer /Head of IT & Systems Group and Head of Operations Group
		Apr. 2012	Managing Executive Officer/ Head of IT & Systems Group and Head of Operations Group of Mizuho Bank, Ltd. (current)
		Apr. 2012	Managing Executive Officer/ Head of IT & Systems Group and Head of Operations Group of Mizuho Corporate Bank, Ltd. (current)
		Apr. 2012	Managing Executive Officer/ In charge of IT & Systems Group and Operations Group of Mizuho Trust & Banking Co., Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2012	Managing Director /Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc. (current)
Akihiko Nomiyama(1)(3) (June 15, 1934)	Director (since June 2007) Honorary Executive Consultant of JX Holdings, Inc.	Apr. 1957	Joined Nippon Mining Co., Ltd.	June 2013
		June 1984	Director
		June 1989	Managing Director
		Dec. 1992	Managing Director of Nikko Kyodo Co., Ltd.
		Dec. 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)
		Apr. 2002	Chairman and CEO (Representative Director)
		Sep. 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor (until June 2010)
		June 2007	Director of Mizuho Financial Group, Inc. (current)
		July 2010	Honorary Executive Consultant of JX Holdings, Inc. (current)
Mitsuo Ohashi(1) (Jan. 18, 1936)	Director (since June 2005) Senior Advisor of Showa Denko K.K.	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2013
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director/General Manager of Corporate Planning Division
		Mar. 1993	Managing Director
		Mar. 1995	Senior Managing Director

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Mar. 1997	President and Chief Executive Officer
		Jan. 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Director of Mizuho Financial Group, Inc. (current)
		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
		Mar. 2010	Senior Advisor (current)
Kanemitsu Anraku(1)(3) (Apr. 21, 1941)	Director (since June 2007)	Apr. 1964	Joined Nissan Motor Co., Ltd.	June 2013
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		Apr. 2000	Vice Chairman (member of the board of directors)
		June 2000	Vice Chairman
		Apr. 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd. (until June 2007)
		June 2007	Director of Mizuho Financial Group, Inc. (current)
Yoshinobu Shigeji (Apr. 30, 1956)	Corporate Auditor (since June 2011) Corporate Auditor of Mizuho Securities Co., Ltd. Corporate Auditor of Mizuho Bank, Ltd.	Mar. 2006	Executive Officer/General Manager of Nagoya-chuo Branch of Mizuho Bank, Ltd.	June 2015
		July 2007	Executive Officer/General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch

		Apr. 2008	Executive Officer/General Manager of Corporate Banking Planning Division

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Jan. 2010	Executive Officer/General Manager of Corporate Banking Planning Division and Head of Corporate Finance Support Office
		Apr. 2010	Managing Executive Officer
		Apr. 2011	Advisor
		June 2011	Corporate Auditor of Mizuho Financial Group, Inc. (current)
		June 2011	Corporate Auditor of Mizuho Securities Co., Ltd. (current)
		June 2012	Corporate Auditor of Mizuho Bank, Ltd. (current)

Toshinari Iyoda (Mar. 31, 1954)	Corporate Auditor (since June 2011) Corporate Auditor of Mizuho Corporate Bank, Ltd.	Apr. 2005	Managing Director/Head of Advisory Group No.1 of Mizuho Securities Co., Ltd.	June 2015
		June 2005	Managing Director/Head of Advisory Group No. 1, Head of Advisory Group No. 2
		July 2005	Managing Director/Head of Advisory Group
		Apr. 2008	Managing Director/Head of Investment Banking Group I
		June 2008	Managing Director/Head of Global Investment Banking, Head of Investment Banking Group
		May 2009	Managing Executive Officer/ Joint Head of Global Investment Banking, Co-Head of Investment Banking Group and In charge of Investment Banking Business Administration Dept.
		Apr. 2010	Managing Executive Officer/Head of Investment Banking Group
		Apr. 2011	Advisor

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2011	Corporate Auditor of Mizuho Financial Group, Inc. (current)
		June 2012	Corporate Auditor of Mizuho Corporate Bank, Ltd. (current)
Masahiro Seki(2)(3) (Sep. 11, 1934)	Corporate Auditor (since June 2006)	Apr. 1959	Joined Deloitte Haskins & Sells, Tokyo Office	June 2014
		June 1987	General Representative
		Feb. 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu
		June 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants
		Oct. 2000	Visiting Professor of Graduate School of International University of Japan
		Apr. 2001	Professor of Graduate School (until Mar. 2004)
		June 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (until June 2006)
		Apr. 2004	Established Seki Certified Public Accountants
		June 2006	Senior Advisor of the non-profit organization, Japanese Institute of International Accounting Education (current)
		June 2006	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Masami Ishizaka(2)(3) (Dec. 5, 1939)	Corporate Auditor (since June 2008)	Apr. 1963	Joined Ministry of Finance	June 2016
		June 1993	Director-General of the Financial Bureau
		July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency
		July 1995	Administrative Vice Minister

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan
		July 1998	Executive Vice President of Japan National Oil Corporation
		Mar. 2004	Advisor
		July 2004	Vice Chairman of The General Insurance Association of Japan
		Sep. 2007	Chairman of Okura Zaimu Kyokai (current)
		June 2008	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Isao Imai(2)(3) (Dec. 26, 1939)	Corporate Auditor (since June 2011)	Apr. 1964	Assistant Judge of the Tokyo District Court	June 2015
	Corporate Auditor of Mizuho Corporate Bank, Ltd. Corporate Auditor of Mizuho Bank, Ltd.	Feb. 2002	President of the Sendai High Court
		Nov. 2002	President of the Tokyo High Court
		Dec. 2004	Justice of the Supreme Court
		Dec. 2009	Resigned from judge
		Apr. 2010	Registered as attorney at law (Daiichi Tokyo Bar Association)
		Apr. 2010	Counsel of TMI Associates (current)
		June 2011	Corporate Auditor of Mizuho Corporate Bank, Ltd. (current)
		June 2011	Corporate Auditor of Mizuho Financial Group, Inc. (current)
		June 2012	Corporate Auditor of Mizuho Bank, Ltd. (current)

Notes:

(1)	Messrs. Nomiyama, Ohashi and Anraku satisfy the requirements for an “outside director” under the Company Law of Japan.
(2)	Messrs. Seki, Ishizaka and Imai satisfy the requirements for an “outside corporate auditor” under the Company Law of Japan.
(3)	Messrs. Nomiyama, Anraku, Seki, Ishizaka and Imai were notified to stock exchanges in Japan as “independent director/auditor,” as the case may be, pursuant to the regulations of stock exchanges in Japan.

Executive Officers

The following table provides information about our executive officers as of June 30, 2012, other than information regarding those that are also directors and listed above:

Name (date of birth)	Current positions and principal outside positions	Business experience
Yasunori Tsujita (June 28, 1956)	Managing Executive Officer (since Apr. 2012) In charge of Strategic Planning Group Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Corporate Bank, Ltd.	Apr. 2006	General Manager of Shinjuku Branch of Mizuho Bank, Ltd.
		Apr. 2008	General Manager of Consulting Business Development Division
		Apr. 2009	Executive Officer/General Manager of Personal Marketing Division
		Apr. 2011	Managing Executive Officer/ General Manager of Personal Marketing Division
		June 2011	Managing Executive Officer
		Apr. 2012	Managing Executive Officer /In charge of Strategic Planning Group of Mizuho Financial Group, Inc. (current)
		Apr. 2012	Managing Executive Officer/ In charge of Strategic Planning Group of Mizuho Bank, Ltd. (current)
		Apr. 2012	Managing Executive Officer/ In charge of Strategic Planning Group of Mizuho Corporate Bank, Ltd. (current)
Masakane Koike (July 9, 1959)

Managing Executive Officer
(since Apr. 2012)

Head of Risk Management Group

Head of Compliance Group

Chief Risk Officer

Chief Compliance Officer

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Corporate Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

		Apr. 2007	General Manager of Credit Coordination Division of Mizuho Corporate Bank, Ltd.
		Apr. 2008	General Manager of Financial Planning of Mizuho Financial Group, Inc.
		Apr. 2009	Executive Officer/General Manager of Financial Planning
		Apr. 2012	Managing Executive Officer / Head of Risk Management Group and Head of Compliance Group (current)
		Apr. 2012	Managing Executive Officer/ Head of Risk Management Group and Head of Compliance Group of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience
		Apr. 2012	Managing Executive Officer/ Head of Risk Management Group and Head of Compliance Group of Mizuho Corporate Bank, Ltd. (current)
		Apr. 2012	Managing Executive Officer/ In charge of Risk Management Group and In charge of Compliance Group of Mizuho Trust & Banking Co., Ltd. (current)

Kazunori Hashimoto (May 15, 1960)	Executive Officer (since July 2011) General Manager of Group Human Resources Division Executive Officer of Mizuho Bank, Ltd. Executive Officer of Mizuho Corporate Bank, Ltd.	Oct. 2006	Deputy General Manager of Human Resources Division of Mizuho Bank, Ltd.
		Oct. 2007	General Manager of Yokoyamacho Corporate Banking Department of Yokoyamacho Branch
		Apr. 2010	General Manager of Human Resources Management Division of Mizuho Corporate Bank, Ltd.
		Apr. 2011	Executive Officer/ General Manager of Human Resources Management Division
		July 2011	Executive Officer/ General Manager of Group Human Resources Division of Mizuho Financial Group, Inc. (current)
		July 2011	Executive Officer/ General Manager of Human Resources Office of Mizuho Bank, Ltd.
		July 2011	Executive Officer/ General Manager of Human Resources Office of Mizuho Corporate Bank, Ltd.
		Apr. 2012	Executive Officer/ General Manager of Group Human Resources Division of Mizuho Bank, Ltd. (current)
		Apr. 2012	Executive Officer/ General Manager of Group Human Resources Division of Mizuho Corporate Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience
Tatsufumi Sakai (Aug. 27, 1959)	Executive Officer (since Apr. 2012) General Manager of Group Planning Division Executive Officer of Mizuho Bank, Ltd. Executive Officer of Mizuho Corporate Bank, Ltd.	Apr. 2007	Deputy General Manager of International Coordination Division of Mizuho Corporate Bank, Ltd.
		Apr. 2009	Senior Corporate Officer of Strategic Planning Group
		Apr. 2011	Executive Officer/ Senior Corporate Officer of Strategic Planning Group
		Apr. 2012	Executive Officer/ General Manager of Group Planning Division of Mizuho Financial Group, Inc. (current)
		Apr. 2012	Executive Officer/ General Manager of Group Planning Division of Mizuho Bank, Ltd. (current)
		Apr. 2012	Executive Officer/ General Manager of Group Planning Division of Mizuho Corporate Bank, Ltd. (current)
Tetsuo Iimori (Sep. 12, 1960)	Executive Officer (since Apr. 2011) General Manager of Corporate Planning Division Executive Officer of Mizuho Bank, Ltd. Executive Officer of Mizuho Corporate Bank, Ltd.	Oct. 2005	General Manager of Fukushima Branch of Mizuho Bank, Ltd.
		Apr. 2008	General Manager of Business Promotion Division for Employees of Corporate Customers
		Apr. 2009	General Manager of Corporate Planning of Mizuho Financial Group, Inc.
		Apr. 2011	Executive Officer/General Manager of Corporate Planning Division (current)
		June 2011	Executive Officer/General Manager of Corporate Planning Division and Head of Business Process Re-engineering Office of Mizuho Bank, Ltd.
		July 2011	Executive Officer/General Manager of Corporate Planning Division (current)
		Apr. 2012	Executive Officer/General Manager of Corporate Planning Division of Mizuho Corporate Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience
Mitsuo Ootani (Jan. 19, 1961)	Executive Officer (since Apr. 2012) General Manager of Compliance Division Executive Officer of Mizuho Bank, Ltd. Executive Officer of Mizuho Corporate Bank, Ltd.	Apr. 2007	Senior Manager of Personal Banking Group of Mizuho Bank, Ltd.
		Apr. 2008	General Manager of Ginzadori Branch
		June 2011	General Manager of Compliance Division
		Apr. 2012	Executive Officer/General Manager of Compliance Division of Mizuho Financial Group, Inc. (current)
		Apr. 2012	Executive Officer/General Manager of Compliance Division of Mizuho Bank, Ltd. (current)
		Apr. 2012	Executive Officer/General Manager of Compliance Division of Mizuho Corporate Bank, Ltd. (current)

Ryusuke Aya (May 20, 1960)	Executive Officer (since Apr. 2012) General Manager of Risk Management Division Executive Officer of Mizuho Bank, Ltd. Executive Officer of Mizuho Corporate Bank, Ltd.	Apr. 2003	Deputy General Manager of Risk Management Division of Mizuho Corporate Bank, Ltd.
		Nov. 2007	Joint General Manager of Sydney Branch and Senior Manager of International Coordination Division (Mizuho Corporate Australia, Limited)
		Apr. 2010	General Manager of Risk Management Division
		Apr. 2012	Executive Officer/General Manager of Risk Management Division of Mizuho Financial Group, Inc. (current)
		Apr. 2012	Executive Officer/General Manager of Risk Management Division of Mizuho Bank, Ltd. (current)
		Apr. 2012	Executive Officer/General Manager of Risk Management Division of Mizuho Corporate Bank, Ltd. (current)

Junichi Shinbo (May 21, 1961)	Executive Officer (since Apr. 2012) General Manager of Portfolio Management Division Executive Officer of Mizuho Bank, Ltd. Executive Officer of Mizuho Corporate Bank, Ltd.	July 2005	Deputy General Manager of Financial Planning of Mizuho Financial Group, Inc.
		Apr. 2009	General Manager of Global Alternative Investment Division and General Manager of London Department of Mizuho Corporate Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience
		Apr. 2010	General Manager of Asset Management Coordination Division and General Manager of Europe Department

		Apr. 2012	Executive Officer/General Manager of Portfolio Management Division of Mizuho Financial Group, Inc. (current)

		Apr. 2012	Executive Officer/General Manager of Portfolio Management Division of Mizuho Bank, Ltd. (current)

		Apr. 2012	Executive Officer/General Manager of Portfolio Management Division of Mizuho Corporate Bank, Ltd. (current)

Haruki Nakamura (Nov. 28, 1961)	Executive Officer (since Apr. 2012) General Manager of IT & Systems Planning Division Executive Officer of Mizuho Bank, Ltd. Executive Officer of Mizuho Corporate Bank, Ltd.	May 2005	Senior Manager of Consumer and Private Banking Planning Division (UC Card Co., Ltd.) of Mizuho Bank, Ltd.
		Oct. 2007	Senior Manager of Personal Banking Division (Qubitous Co., Ltd.)
		Apr. 2009	General Manager of IT, Systems & Planning of Mizuho Financial Group, Inc.
		Apr. 2012	Executive Officer/General Manager of IT & Systems Planning Division (current)
		Apr. 2012	Executive Officer/General Manager of IT & Systems Planning Division of Mizuho Bank, Ltd. (current)
		Apr. 2012	Executive Officer/General Manager of IT & Systems Planning Division of Mizuho Corporate Bank, Ltd. (current)

Koji Fujiwara (June 29, 1961)	Executive Officer (since Apr. 2012) General Manager of Investor Relations Division	July 2004	Deputy General Manager of Consumer and Private Banking Planning Division of Mizuho Bank, Ltd.
		Oct. 2007	Senior Manager of Corporate Planning Division (Japanese Bankers Association)
		July 2009	Senior Manager of Investor Relations of Mizuho Financial Group, Inc.
		Apr. 2010	General Manager of Investor Relations

Name (date of birth)	Current positions and principal outside positions	Business experience
		Apr. 2012	Executive Officer/General Manager of Investor Relations Division (current)
Ryousuke Joukou (Aug. 6, 1961)	Executive Officer (since Apr. 2012) General Manager of Executive Secretariat	Apr. 2007	Joint General Manager of Human Resources Department of Mizuho Trust & Banking Co., Ltd.
		Apr. 2010	General Manager of Osaka Branch of Mizuho Bank, Ltd.
		Apr. 2012	Executive Officer/General Manager of Executive Secretariat of Mizuho Financial Group, Inc. (current)

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

The aggregate compensation, including bonuses and stock compensation-type stock options (stock acquisition rights) but excluding retirement allowances, paid by Mizuho Financial Group and its subsidiaries to the directors and corporate auditors of Mizuho Financial Group during the fiscal year ended March 31, 2012 was ¥422 million and ¥87 million, respectively.

Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors and corporate auditors for the relevant fiscal year if the aggregate annual compensation per the director/corporate auditor equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and corporate auditors of such subsidiaries). None of our directors and corporate auditors received compensation that equaled or exceeded the foregoing amount in the fiscal year ended March 31, 2012.

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

In conjunction with the abolishment of the retirement allowance program, we obtained shareholder’s approval for the introduction of stock acquisition rights for the directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, our directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2012.

On September 3, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2012.

On July 30, 2010, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2012.

On November 18, 2011, our board of directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2012.

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

Based on the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, companies listed on those stock exchanges are required to have at least one member of the board of directors or the board of corporate auditors to be “independent.” Currently, two of our directors and three of our corporate auditors meet such independence requirements.

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

6.D. Employees

As of March 31, 2010, 2011 and 2012, we had 57,014, 56,770 and 56,109 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 18,538 temporary employees during the fiscal year ended March 31, 2012.

The following tables show our full-time employees as of March 31, 2012 and the average number of temporary employees for the fiscal year ended March 31, 2012, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Global Corporate Group	18,020	2,256
Global Retail Group	27,353	15,399
Global Asset & Wealth Management Group	5,466	507
Others	5,270	376

Total	56,109	18,538

Business segment	Number of full-time employees	Average number of temporary employees
Japan	93.6%	99.9%
Americas	1.4	0.0
Europe	1.2	0.0
Asia/Oceania (excluding Japan) and others	3.8	0.1

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2012:

Directors	Number of shares owned
Takashi Tsukamoto	138,640
Yasuhiro Sato	28,580
Junichi Nishizawa	182,200
Masaaki Kono	240,500
Hideyuki Takahashi	9,960
Daisaku Abe	46,180
Akihiko Nomiyama	20,400
Mitsuo Ohashi	—
Kanemitsu Anraku	7,000

Corporate Auditors	Number of shares owned
Yoshinobu Shigeji	194,100
Toshinari Iyoda	112,870
Masahiro Seki	1,000
Masami Ishizaka	52,400
Isao Imai	15,500

None of our directors or corporate auditors is the owner of more than one percent of our common stock, and no director or corporate auditor has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B Compensation.”

We have employee stock ownership plan under which participating employees of the companies listed below is able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2012:

	As of March 31, 2012
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Corporate Bank Mizuho Trust & Banking Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute	90,106,369

Total		90,106,369

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2012:

	As of March 31, 2012
Name	Number of shares owned	Percentage of outstanding shares
Japan Trustee Services Bank, Ltd. (trustee account)	1,373,830,800	5.72%
The Master Trust Bank of Japan, Ltd. (trustee account)	881,719,300	3.67
SSBT OD05 Omnibus Account - Treaty Clients	607,227,433	2.53
Barclays Capital Japan Limited	382,687,100	1.59
Japan Trustee Services Bank, Ltd. (trustee account 9)	362,109,600	1.51
Japan Trustee Services Bank, Ltd. (trustee account 4)	280,168,000	1.17
The Dai-ichi Life Insurance Company, Limited	255,691,025	1.06
Japan Trustee Services Bank, Ltd. (trustee account 1)	198,136,900	0.82
Japan Trustee Services Bank, Ltd. (trustee account 6)	190,801,600	0.79
State Street Bank - West Pension Fund Clients - Exempt	180,008,353	0.75

Total	4,712,380,111	19.62%

As of March 31, 2012, there were 162 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 7 % of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2012 consisted of eleventh series class XI and thirteenth series class XIII preferred stock, all of which are non-voting. The following tables set forth information about the ownership of shares of eleventh series class XI preferred stock and thirteenth series class XIII preferred stock by our major shareholders of the respective preferred stock as of March 31, 2012, as appearing on the register of preferred shareholders:

Eleventh Series Class XI Preferred Stock

	As of March 31, 2012
Name	Number of shares owned	Percentage of outstanding shares
Marubeni Corporation	14,500,000	3.88%
Shimizu Corporation	10,000,000	2.68
Electric Power Development Co., Ltd.	10,000,000	2.68
Nippon Express Co., Ltd.	10,000,000	2.68
JFE Steel Corporation	6,000,000	1.61
Nippon Steel Corporation	6,000,000	1.61
All Nippon Airways Co., Ltd.	6,000,000	1.61
Daiichi Sankyo Company, Limited	6,000,000	1.61
Canon Inc.	5,000,000	1.34
Kyushu Electric Power Company, Incorporated	5,000,000	1.34

Total	78,500,000	21.01%

Thirteenth Series Class XIII Preferred Stock

	As of March 31, 2012
Name	Number of shares owned	Percentage of outstanding shares
Nippon Oil Finance (Netherlands) B.V.	6,000,000	16.35%
Shiseido Company, Limited	5,000,000	13.63
Sharp Finance Corporation	5,000,000	13.63
Sharp International Finance (U.K.) Plc	5,000,000	13.63
Nissin Foods Holdings Co., Ltd.	3,000,000	8.18
Obayashi Corporation	2,000,000	5.45
Yanmar Co., Ltd.	2,000,000	5.45
KOSE Corporation	1,000,000	2.73
Fuji Media Holdings, Inc.	1,000,000	2.73
Kurabo Industries Ltd.	500,000	1.36

Total	30,500,000	83.13%

As of March 31, 2012, there were no holders of our preferred stock with addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2012, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2012, none of our directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2012.

During the fiscal year ended March 31, 2012, no loans were made to our directors or executive officers or corporate auditors other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

Our consolidated financial statements are set forth in this annual report under “Item 18. Financial Statements.”

Legal Proceedings

We are involved in normal collection proceedings initiated by us and other legal proceedings in the ordinary course of our business. In addition, we are involved in the following legal proceedings.

An Indonesian subsidiary of ours acts as collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings on the collateral and has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. Our consolidated financial statements do not include a reserve in relation to this dispute because we do not believe the resolution of this matter will have a significant impact on our consolidated financial condition or results of operations, although there can be no assurance as to the foregoing.

In July 2012, Mizuho Securities USA, a subsidiary of Mizuho Securities, entered into a settlement with the Securities and Exchange Commission with respect to alleged misconduct of certain former employees in connection with a collateralized debt obligation that it structured and marketed in 2007. Under the settlement, Mizuho Securities USA agreed to pay a total of $127.5 million in penalties, disgorgement and prejudgment interest, without either admitting or denying any wrongdoing. Because, in the fiscal year ended March 31, 2012, the Mizuho Financial Group had accrued an adequate liability for contingencies in connection with this matter in an amount that covered most of the foregoing settlement amount, the settlement will not have any material effect on the Group’s results of operations for the fiscal year ending March 31, 2013.

Dividend Policy

We have been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders.”

Based on the above policy, we paid annual cash dividends for the fiscal year ended March 31, 2012 of ¥6 per share of common stock (interim cash dividends of ¥3 per share of common stock and cash dividends at the end of the fiscal year of ¥3 per share of common stock). With respect to each class of preferred stock, we made dividend payments for the fiscal year ended March 31, 2012 as prescribed.

Our articles of incorporation provide for our ability to distribute an interim dividend to shareholders of record as of September 30 in each year pursuant to Article 454 Paragraph 5 of the Company Law, and we intend to distribute dividends twice per year, at the interim period and the end of the period, to return profits to shareholders in a timely way.

The distribution of surplus for the fiscal year end is subject to the authorization by a general meeting of shareholders, while the distribution of surplus for the interim period is made by resolution of our board of directors.

We will apply retained earnings to strengthen our financial condition and to the development of our business going forward.

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

ITEM 9.    THE OFFER AND LISTING

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2008	$14.95	$7.01	164,439
2009	12.00	3.26	420,986
2010	5.70	3.33	520,497
2011	4.27	2.67	720,409
2012	3.42	2.43	779,986
2011:
First quarter	4.12	3.23	347,132
Second quarter	3.46	2.87	758,201
Third quarter	3.87	2.67	791,666
Fourth quarter	4.27	3.20	987,141
2012:
First quarter	3.41	2.98	1,051,168
Second quarter	3.42	2.77	701,948
Third quarter	2.99	2.43	609,654
Fourth quarter	3.40	2.69	758,067
2013:
First quarter	3.35	2.80	452,314
Most recent six months:
January	3.04	2.69	829,853
February	3.37	3.04	682,749
March	3.40	3.20	761,277
April	3.30	2.99	420,940
May	3.11	2.80	506,135
June	3.35	2.80	425,811
July (through July 20)	3.41	3.10	407,046

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

	Price per share		Average daily trading volume
Fiscal years ended/ending March 31,	High	Low
			(shares)
2008(1)	¥911,000	¥360,000	120,603
2009(2)	606	166	184,530,927
2010	274	146	170,679,648
2011	192	110	173,457,514
2012	146	98	107,266,520
2011:
First quarter	192	145	123,783,646
Second quarter	147	121	200,247,386
Third quarter	158	110	168,715,215
Fourth quarter	177	117	200,651,253
2012:
First quarter	141	119	107,583,580
Second quarter	139	110	108,696,137
Third quarter	115	98	80,150,326
Fourth quarter	146	105	132,589,166
2013:
First quarter	138	110	95,949,077
Most recent six months:
January	118	105	90,031,589
February	140	114	158,275,900
March	146	131	145,406,905
April	138	122	111,412,095
May	127	112	80,972,010
June	134	110	96,199,462
July (through July 23)	136	121	78,901,560

Notes:

(1)	Under the new central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The price and volume figures in the above table prior to December 31, 2008 are figures before such allotment was made.
(2)	The price and volume figures prior to December 31, 2008 are adjusted to reflect the allotment of shares or fractions of a share without consideration at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share.

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

As of March 31, 2012, 24,048,165,727 shares of common stock were issued.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2012.

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

As of March 31, 2012, 914,752,000 shares of eleventh series class XI preferred stock and 36,690,000 shares of thirteenth series class XIII preferred stock were issued and there were no fractional shares of each series of preferred stock.

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

Eleventh series class XI preferred stock may, at the option of the holder thereof, be acquired at any time from July 1, 2008 to June 30, 2016 in consideration of shares of common stock of which number shall be calculated at ¥282.90 per share, subject to anti-dilution adjustments due to, among other things, issuance of new shares of our common stock at issue price below the market price. For the purpose of determining the mandatory conversion price and the conversion price adjusted pursuant to the anti-dilution clause, the market price shall mean the average price of daily closing prices of our common stock on the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the mandatory conversion date or the date on which the conversion price after the adjustment becomes effective, respectively. Anti-dilution adjustments are triggered upon an issuance of common stock at prices that are lower than the then current market price, stock splits and free allotments of common stock, and other similar events, so that the impact of these events are properly reflected in the conversion price.

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

Acquisition of Shares

In general, a non-resident of Japan who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Law empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding ¥100 million to a non-resident of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer or the date of the payment for such transfer, whichever is later, unless the transfer is made through a bank or financial instruments business operator licensed or registered under Japanese law.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20% (20.42%, on or after January 1, 2013) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% (20.42%, on or after January 1, 2013) withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2012, (ii) 7.147% for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013 and (iii) 15.315% for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7%, 15% and 20%, as applicable, will be effectively increased, respectively, to 7.147%, 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the treaty is 10%. As discussed under “—Taxation” above, if the Japanese statutory rate is lower than the maximum applicable Treaty rate, the Japanese statutory rate will be applicable. If the statutory rate applicable to you is higher than the maximum Treaty rate, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations, the Japanese tax withheld may be creditable against the U.S. holder’s U.S. federal income tax liability or may be claimed as a deduction from the U.S. holder’s federal adjusted gross income provided that the U.S. holder elects to deduct all foreign taxes paid on the same taxable year. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” Further, in certain circumstances, if a U.S. holder:

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

Certain U.S. holders are required to report information with respect to their investment in shares or ADSs not held in an account maintained by certain financial institution to the IRS. Investors who fail to report required information by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, on their tax return for each year in which they hold shares or ADSs could become subject to substantial penalties. Potential investors are urged to consult with their own tax advisors regarding the possible implications of these rules on their investment in shares or ADSs.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the U.S. Securities and Exchange Commission. These reports, including this annual report on Form 20-F and the exhibits thereto, and other information can be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such materials by mail, at prescribed fees, from the Commission’s Public Reference Room or from commercial document retrieval services. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the Commission’s website (http://www.sec.gov).

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

Approach to the BIS Regulations

The BIS Regulations, the regulations for international standards of the health of banks first implemented in 1992, have been revised in light of developments in risk management methods in order to better reflect the actual substance of the risks. These amended regulations, known as “Basel II,” focus on three main points. The first is minimum capital requirements relating to risk which should be maintained by banks, with respect to which the calculation method for credit risk was changed and operational risk was added. The second includes a supervisory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure. We have obtained the necessary approvals from government authorities on calculation methods for each type of risk and have been calculating capital adequacy ratios based on Basel II from March 31, 2007, when the Basel II was implemented in Japan. With regard to credit risk, we have been applying the AIRB approach, the most sophisticated of the three methods provided for by Basel II, from March 31, 2009. In addition, we have been applying the AMA for the calculation of operational risk from September 30, 2009. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines to be applied from March 31, 2013, which reflects certain rules in the Basel III text. We are currently preparing for its phased-in implementation.

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

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2010, 2011 and 2012 and as of March 31, 2010, 2011 and 2012:

	Fiscal year ended March 31, 2010			As of March 31, 2010
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.9	¥1.0	¥1.2
Foreign exchange	1.4	2.7	0.4	2.1
Equities	1.2	3.2	0.3	0.3
Commodities	0.1	0.3	0.0	0.0

Total	¥3.1	¥4.8	¥2.1	¥2.8

	Fiscal year ended March 31, 2011			As of March 31, 2011
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.5	¥2.1	¥1.1	¥1.4
Foreign exchange	1.4	2.4	0.6	1.9
Equities	1.1	1.8	0.4	1.1
Commodities	0.0	0.3	0.0	0.1

Total	¥2.9	¥3.8	¥2.2	¥3.6

	Fiscal year ended March 31, 2012			As of March 31, 2012
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.9	¥2.4	¥1.4	¥1.8
Foreign exchange	1.9	2.8	0.7	1.8
Equities	1.1	1.7	0.5	0.5
Commodities	0.0	0.1	0.0	0.0

Total	¥3.8	¥4.8	¥2.8	¥3.0

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2012:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2010	2011	2012	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥2.8	¥3.6	¥3.0	¥(0.6)
Maximum	4.8	3.8	4.8	0.9
Minimum	2.1	2.2	2.8	0.5
Average	3.1	2.9	3.8	0.9
The number of cases where profits/losses exceeded VaR	no cases	1	2	1

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategically-held equity portfolio for the year ended March 31, 2012:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2010	2011	2012	Change
	(in billions of yen)
As of fiscal year end	¥167.0	¥211.3	¥263.7	¥52.3
Maximum	255.6	227.6	282.5	54.9
Minimum	160.2	137.8	210.3	72.5
Average	206.4	188.6	249.4	60.8

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

•	VaR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level does not take account of, nor make any statement about, any losses that might occur beyond this confidence level.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

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

	As of March 31,
	2010	2011	2012	Change
	(in billions of yen)
Up to one year	¥(10)	¥(10)	¥(10)	¥(0)
From one to five years	(28)	(36)	(54)	(18)
Over five years	(14)	(19)	(24)	(5)

Total	¥(53)	¥(65)	¥(89)	¥(24)

Stressed Value-at-Risk

In December 2011, according to revisions to the Basel II market risk framework (commonly referred to as Basel 2.5), a new capital charge based on the stressed value-at-risk (“stressed VaR”) for trading activities is added to the market risk. The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

Stressed VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year of significant financial stress.

The following table shows stressed VaR figures of our trading activities for the fiscal years indicated:

Fiscal years ended March 31,
2012
(in billions of yen)
As of fiscal year end	¥6.8
Maximum	10.5
Minimum	5.0
Average	7.4

Note:

Maximum, minimum and average figures in the above table have been calculated for the period from October 1, 2011 to March 31, 2012.

Strategically-held Equity Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for strategically-held equity portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2012, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥24.0 billion.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2012 and the corresponding paired distribution of profits and losses. We had two cases where profits or losses exceeded value-at-risk during the period.

Note:	We conduct our back testing and assess the number of cases where profits/losses exceeds VaR based on a 250 business day year. The expected average number of instances where one-day trading profits and losses exceeded VaR at the 99% confidence level is five.

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

Assumed maximum loss results	As of March 31, 2012
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥24.1
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	14.7

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

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 6.2% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital decreased from the previous fiscal year due mainly to the decrease of the fluctuation range of interest rate shock scenario for the fiscal year ended March 31, 2012.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2010	¥681.4	¥7,658.0	8.8%
As of March 31, 2011	784.9	7,910.9	9.9
As of March 31, 2012	483.2	7,772.9	6.2
Effect of yen interest rate	205.0
Effect of dollar interest rate	222.4
Effect of euro interest rate	33.5

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

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

Under the internal models, the market risk equivalent is expressed as the sum of ;

•

The higher of (i) VaR on the calculation date and (ii) the average of VaR for the preceding 60 business days (including the calculation date) multiplied by a multiplication factor ranging from 3.00 to 4.00 that is determined based on the number of times VaR is exceeded upon back testing; and

•

The higher of (i) stressed VaR on the calculation date and (ii) the average of stressed VaR for the preceding 60 business days (including the calculation date) multiplied by the same multiplication factor as used in the bullet point above.

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2011	2012	Change
	(in billions of yen)
Calculated using standardized measurement method	¥84.5	¥68.4	¥(16.0)
Calculated using internal models	26.6	98.2	71.5

Total market risk equivalent	¥111.1	¥166.6	¥55.5

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

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

•    Conduct training and development programs by headquarters.

•    Introduce information technology, office automation and centralization for operations.

•    Improve the effectiveness of emergency responses by holding drills.

Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•    Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•    Collect and distribute legal information and conduct internal training programs.

•    Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.	• Conduct employee satisfaction surveys. • Understand the status of vacation days taken by personnel. • Understand the status of voluntary resignations.

	Definition	Principal Risk Management Methods
Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or defects in asset maintenance.

•    Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•    Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

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

“Frequency Distribution” and “Severity Distribution” are estimated employing the above mentioned internal loss data and scenario data, and Monte-Carlo simulations are then applied to these distributions to measure operational risk. The detailed steps of creation of scenario data are explained later in “Scenario Analysis.”

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

Compliance Structure

The chief executive officer of Mizuho Financial Group, Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking each generally oversees compliance matters of the respective company, and such chief executive officers also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have individual compliance divisions under a chief compliance officer. Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Bank are managed under the same chief compliance officer. These divisions are responsible for compliance planning and implementation and control overall compliance management at the respective companies. At the level of each organizational unit (such as branches and divisions) at the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance.

Other core group companies have also established compliance structures adapted to the characteristics of their respective businesses.

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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The table below sets out such fees payable to the depositary:

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, and the terms and conditions of the annual reimbursement are subject to be reviewed by us and BNYM on an annual basis. In the fiscal year ended March 31, 2012, the depositary reimbursed us $75,000 as portion of our investor relations expenses and legal fees.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2012 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2012 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2012.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2012, which appears on page F-3.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of corporate auditors has determined that Mr. Masahiro Seki, a corporate auditor of ours, is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the NYSE. Mr. Seki has spent most of his career auditing Japanese companies that prepare their financial statements based on accounting standards generally accepted in the United States as well as multinational companies that operate in Japan and is a Japan-qualified certified public accountant.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2011 and 2012 are presented in the following table:

	Fiscal year ended March 31,
	2011	2012
	(in millions of yen)
Audit fees(1)	¥4,624	¥4,315
Audit-related fees(2)	490	503
Tax fees(3)	93	63
All other fees(4)	99	16

Total	¥5,306	¥4,897

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2012:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2011	260	¥132	—	—
May 1 to May 31, 2011	370	129	—	—
June 1 to June 30, 2011	780	123	—	—
July 1 to July 31, 2011	1,547	132	—	—
August 1 to August 31, 2011	1,760	124	—	—
September 1 to September 30, 2011	17,388	113	—	—
October 1 to October 31, 2011	22,027,529	116	—	—
November 1 to November 30, 2011	3,665	105	—	—
December 1 to December 31, 2011	4,053	103	—	—
January 1 to January 31, 2012	3,614	110	—	—
February 1 to February 29, 2012	4,574	123	—	—
March 1 to March 31, 2012	4,161	138	—	—

Total	22,069,701	116	—	—

Notes:

(1)	A total of 42,321 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2012, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.
(2)	The above table includes shares that we repurchased during the fiscal year ended March 31, 2012 in connection with share exchange transactions relating to Mizuho Securities, Mizuho Investors Securities and Mizuho Trust & Banking that were consummated in September 2011. Specifically, these repurchases consisted of (a) a total of 22,025,000 shares in response to share purchase demands from dissenting shareholders in connection with such transactions and (b) a total of 2,380 shares from the former shareholders of our subsidiaries who were allotted fractional shares in connection with such transactions.

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

PART III

ITEM 17. FINANCIAL	STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL	STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 29, 2011 (English Translation)*

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003 and amended on June 27, 2006 (English Translation)**

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)**

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)***

2.1	Form of American Depositary Receipt****

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.*****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 20, 2011.
**	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 29, 2010.
****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
*****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2010, 2011 and 2012. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2010			2011			2012
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	176	1	0.56%	371	1	0.27%	1,822	2	0.13%
Foreign	1,992	8	0.41%	1,643	8	0.46%	3,509	17	0.46%

Total	2,168	9	0.42%	2,014	9	0.43%	5,331	19	0.35%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	5,712	10	0.17%	6,264	10	0.16%	6,122	11	0.17%
Foreign	8,412	38	0.45%	8,772	44	0.50%	9,082	35	0.39%

Total	14,124	48	0.34%	15,036	54	0.36%	15,204	46	0.30%

Trading account assets:
Domestic	7,561	37	0.49%	8,981	33	0.37%	8,884	25	0.28%
Foreign	7,669	167	2.18%	7,848	170	2.17%	8,855	168	1.91%

Total	15,230	204	1.34%	16,829	203	1.21%	17,739	193	1.09%

Investments:
Domestic	33,275	229	0.69%	36,967	214	0.58%	39,529	206	0.52%
Foreign	2,335	49	2.10%	1,663	34	2.04%	1,639	36	2.18%

Total	35,610	278	0.78%	38,630	248	0.64%	41,168	242	0.59%

Loans (1):
Domestic	57,074	864	1.51%	54,287	759	1.40%	53,770	707	1.31%
Foreign	10,206	229	2.25%	9,297	187	2.01%	11,334	230	2.03%

Total	67,280	1,093	1.63%	63,584	946	1.49%	65,104	937	1.44%

Total interest-earning assets:
Domestic	103,798	1,141	1.10%	106,870	1,017	0.95%	110,127	951	0.86%
Foreign	30,614	491	1.61%	29,223	443	1.51%	34,419	486	1.41%

Total	134,412	1,632	1.21%	136,093	1,460	1.07%	144,546	1,437	0.99%

Noninterest-earning assets:
Cash and due from banks	2,023			2,133			1,877
Other noninterest-earning assets (2)	22,935			21,940			19,123
Allowance for loan losses	(1,062)			(1,029)			(846)

Total noninterest-earning assets	23,896			23,044			20,154

Total average assets	158,308			159,137			164,700

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 25.9%, 24.0% and 25.7%, respectively, for the fiscal years ended March 31, 2010, 2011 and 2012.

	2010			2011			2012
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	66,946	137	0.21%	68,060	86	0.13%	68,474	64	0.09%
Foreign	7,794	58	0.74%	8,048	48	0.60%	9,878	67	0.68%

Total	74,740	195	0.26%	76,108	134	0.18%	78,352	131	0.17%

Debentures—Domestic	1,938	12	0.62%	1,150	7	0.57%	86	—	0.45%
Short-term borrowings (1):
Domestic	23,775	48	0.20%	22,270	37	0.17%	25,591	43	0.17%
Foreign	11,600	34	0.30%	12,312	49	0.40%	13,248	34	0.25%

Total	35,375	82	0.23%	34,582	86	0.25%	38,839	77	0.20%

Trading account liabilities:
Domestic	3,099	10	0.33%	4,183	14	0.34%	3,833	14	0.38%
Foreign	871	21	2.36%	900	17	1.91%	892	14	1.58%

Total	3,970	31	0.77%	5,083	31	0.62%	4,725	28	0.60%

Long-term debt:
Domestic	6,972	194	2.79%	8,129	186	2.29%	8,172	175	2.13%
Foreign	842	14	1.63%	482	5	0.95%	650	5	0.84%

Total	7,814	208	2.66%	8,611	191	2.22%	8,822	180	2.04%

Total interest-bearing liabilities:
Domestic	102,730	401	0.39%	103,792	330	0.32%	106,156	296	0.28%
Foreign	21,107	127	0.60%	21,742	119	0.55%	24,668	120	0.49%

Total	123,837	528	0.43%	125,534	449	0.36%	130,824	416	0.32%

Noninterest-bearing liabilities (2)	31,671			30,045			29,477

Equity	2,800			3,558			4,399

Total average liabilities and equity	158,308			159,137			164,700

Net interest income and average interest rate spread		1,104	0.78%		1,011	0.71%		1,021	0.67%

Net interest income as a percentage of average total interest-earning assets			0.82%			0.74%			0.71%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, Commercial paper, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 22.1%, 20.1% and 21.5%, respectively, for the fiscal years ended March 31, 2010, 2011 and 2012.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010 and the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2010			Fiscal year ended March 31, 2012 versus fiscal year ended March 31, 2011
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	1	(1)	—	2	(1)	1
Foreign	(1)	1	—	8	1	9

Total	—	—	—	10	—	10

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	—	—	—	—	1	1
Foreign	2	4	6	1	(10)	(9)

Total	2	4	6	1	(9)	(8)

Trading account assets:
Domestic	5	(9)	(4)	—	(8)	(8)
Foreign	3	—	3	19	(21)	(2)

Total	8	(9)	(1)	19	(29)	(10)

Investments:
Domestic	21	(36)	(15)	13	(21)	(8)
Foreign	(13)	(2)	(15)	—	2	2

Total	8	(38)	(30)	13	(19)	(6)

Loans:
Domestic	(41)	(64)	(105)	(7)	(45)	(52)
Foreign	(19)	(23)	(42)	41	2	43

Total	(60)	(87)	(147)	34	(43)	(9)

Total interest and dividend income:
Domestic	(14)	(110)	(124)	8	(74)	(66)
Foreign	(28)	(20)	(48)	69	(26)	43

Total	(42)	(130)	(172)	77	(100)	(23)

	Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2010			Fiscal year ended March 31, 2012 versus fiscal year ended March 31, 2011
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	1	(52)	(51)	—	(22)	(22)
Foreign	2	(12)	(10)	13	6	19

Total	3	(64)	(61)	13	(16)	(3)

Debentures—Domestic	(4)	(1)	(5)	(5)	(2)	(7)
Short-term borrowings:
Domestic	(3)	(8)	(11)	6	—	6
Foreign	3	12	15	2	(17)	(15)

Total	—	4	4	8	(17)	(9)

Trading account liabilities:
Domestic	4	—	4	(1)	1	—
Foreign	1	(5)	(4)	—	(3)	(3)

Total	5	(5)	—	(1)	(2)	(3)

Long-term debt:
Domestic	27	(35)	(8)	1	(12)	(11)
Foreign	(5)	(4)	(9)	1	(1)	—

Total	22	(39)	(17)	2	(13)	(11)

Total interest expense:
Domestic	25	(96)	(71)	1	(35)	(34)
Foreign	1	(9)	(8)	16	(15)	1

Total	26	(105)	(79)	17	(50)	(33)

Net interest income:
Domestic	(39)	(14)	(53)	7	(39)	(32)
Foreign	(29)	(11)	(40)	53	(11)	42

Total	(68)	(25)	(93)	60	(50)	10

II. Investment portfolio

The following table shows amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2010, 2011 and 2012:

	2010			2011			2012
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	28,272	28,229	(43)	29,280	29,213	(67)	32,629	32,647	18
Agency mortgage-backed securities (1)	474	477	3	687	682	(5)	824	830	6
Corporate bonds and other debt securities	4,406	4,428	22	4,543	4,553	10	3,653	3,670	17
Equity securities (marketable)	1,972	3,248	1,276	1,907	2,820	913	1,792	2,751	959

Total domestic	35,124	36,382	1,258	36,417	37,268	851	38,898	39,898	1,000

Foreign:
U.S. Treasury bonds and federal agency securities	112	112	—	129	129	—	101	101	—
Other foreign gov’t bonds	318	319	1	290	290	—	444	445	1
Agency mortgage-backed securities (2)	56	58	2	82	82	—	148	150	2
Corporate bonds and other debt securities	870	894	24	745	767	22	606	624	18
Equity securities (marketable)	35	36	1	12	13	1	40	41	1

Total foreign	1,391	1,419	28	1,258	1,281	23	1,339	1,361	22

Total	36,515	37,801	1,286	37,675	38,549	874	40,237	41,259	1,022

Held-to-maturity securities:
Domestic:
Japanese government bonds	600	604	4	1,201	1,207	6	1,801	1,815	14
Corporate bonds and other debt securities	3	3	—	1	1	—	1	1	—

Total domestic	603	607	4	1,202	1,208	6	1,802	1,816	14

Total	603	607	4	1,202	1,208	6	1,802	1,816	14

Notes:

(1)	All of domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2012. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	12,594	0.13%	17,186	0.20%	2,635	0.53%	232	1.46%	32,647	0.21%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	830	1.60%	830	1.60%
Corporate bonds and other debt securities	656	0.47%	1,869	0.95%	468	0.96%	677	2.19%	3,670	1.09%

Total domestic	13,250	0.15%	19,055	0.27%	3,103	0.60%	1,739	1.81%	37,147	0.32%

Foreign:
U.S. Treasury bonds and federal agency securities	5	0.00%	47	0.93%	49	1.54%	—	—%	101	1.18%
Other foreign gov’t bonds	359	3.35%	60	3.28%	26	1.95%	—	—%	445	3.26%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	150	3.75%	150	3.75%
Corporate bonds and other debt securities	121	2.51%	310	1.73%	137	0.91%	56	1.28%	624	1.68%

Total foreign	485	3.11%	417	1.86%	212	1.19%	206	3.08%	1,320	2.42%

Total	13,735	0.25%	19,472	0.30%	3,315	0.63%	1,945	1.94%	38,467	0.39%

Held-to-maturity securities:
Domestic:
Japanese government bonds	—	—%	1,801	0.48%	—	—%	—	—%	1,801	0.48%
Corporate bonds and other debt securities	1	1.34%	—	—%	—	—%	—	—%	1	1.34%

Total domestic	1	1.34%	1,801	0.48%	—	—%	—	—%	1,802	0.48%

Total	1	1.34%	1,801	0.48%	—	—%	—	—%	1,802	0.48%

Other than Japanese government bonds and Japanese agency mortgage-backed securities issued by Japan Housing Finance Agency, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2012.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 4 to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2008, 2009, 2010, 2011 and 2012:

	2008	2009	2010	2011	2012
	(in billions of yen)
Domestic:
Manufacturing	7,794	8,903	8,065	7,617	7,587
Construction and real estate	8,846	8,608	7,854	7,308	7,271
Services	5,460	5,324	5,153	4,287	3,981
Wholesale and retail	6,069	5,978	5,306	5,314	5,295
Transportation and communications	3,339	3,500	3,237	3,228	3,201
Banks and other financial institutions	4,086	4,727	4,290	3,908	3,501
Government and public institutions	5,807	8,655	5,459	7,154	6,912
Other industries (Note)	4,374	3,852	3,332	3,759	4,319
Individuals:
Mortgage loans	10,791	11,067	11,093	11,436	11,191
Other	893	832	789	745	719

Total domestic	57,459	61,446	54,578	54,756	53,977

Foreign:
Commercial and industrial	8,815	8,680	7,237	6,965	8,146
Banks and other financial institutions	1,545	2,224	1,722	2,588	3,343
Government and public institutions	415	301	292	453	522
Other (Note)	94	94	32	9	91

Total foreign	10,869	11,299	9,283	10,015	12,102

Total	68,328	72,745	63,861	64,771	66,079
Less: Unearned income and deferred loan fees—net	106	88	78	81	90

Total loans before allowance for loan losses	68,222	72,657	63,783	64,690	65,989

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2012:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,295	2,808	484	7,587
Construction and real estate	2,481	3,188	1,602	7,271
Services	1,885	1,687	409	3,981
Wholesale and retail	3,551	1,546	198	5,295
Transportation and communications	1,285	1,601	315	3,201
Banks and other financial institutions	2,118	927	456	3,501
Government and public institutions	5,740	607	565	6,912
Other industries	2,647	865	807	4,319
Individuals	1,416	2,454	8,040	11,910

Total domestic	25,418	15,683	12,876	53,977
Foreign:
Total foreign	5,256	5,277	1,569	12,102

Total	30,674	20,960	14,445	66,079

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2012 were as follows:

(in billions of yen)
Floating rates	27,943
Fixed rates	7,462

Total	35,405

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. The Group determines loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2008, 2009, 2010, 2011 and 2012 by domicile and industry of borrower.

	2008	2009	2010	2011	2012
	(in billions of yen)
Domestic:
Manufacturing	161	213	270	309	297
Construction and real estate	194	396	302	265	205
Services	200	213	181	108	119
Wholesale and retail	243	160	159	177	201
Transportation and communications	126	142	139	54	53
Banks and other financial institutions	178	26	21	3	12
Other industries	1	2	1	1	4
Individuals	146	165	201	290	264

Total domestic	1,249	1,317	1,274	1,207	1,155
Foreign:
Total foreign	46	115	130	116	155

Total impaired loans	1,295	1,432	1,404	1,323	1,310

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2012 would have been ¥28 billion and ¥5 billion, respectively. The MHFG Group recognized interest income on those domestic and foreign loans of ¥20 billion and ¥3 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2012.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2010, 2011 and 2012:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2010
United States	2,548	509	1,672	4,729	2.99%	1,822
Germany	3,100	114	163	3,377	2.13%	172
France	964	288	245	1,497	0.95%	268

2011
United States	2,400	432	2,121	4,953	3.06%	1,844
Germany	1,314	157	111	1,582	0.98%	159

2012
United States	4,075	291	3,229	7,595	4.57%	2,265
Germany	1,669	146	137	1,952	1.17%	177

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012:

	2008	2009	2010	2011	2012
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	946	650	870	880	735
Provision (credit) for loan losses	(58)	567	222	1	(23)

Charge-offs:
Domestic:
Manufacturing	31	39	17	20	18
Construction and real estate	12	117	56	20	7
Services	89	18	17	20	7
Wholesale and retail	41	57	48	28	14
Transportation and communications	16	12	26	59	2
Banks and other financial institutions	53	19	1	1	1
Other industries	1	1	2	1	2
Individuals	17	24	27	17	19

Total domestic	260	287	194	166	70
Total foreign	11	57	66	19	10

Total charge-offs	271	344	260	185	80

Recoveries:
Domestic:
Manufacturing	2	3	7	7	12
Construction and real estate	15	4	25	14	12
Services	7	2	3	5	4
Wholesale and retail	7	4	5	5	9
Transportation and communications	1	2	1	1	2
Banks and other financial institutions	4	—	4	1	1
Other industries	—	1	—	—	—
Individuals	3	3	3	2	3

Total domestic	39	19	48	35	43
Total foreign	8	10	6	13	9

Total recoveries	47	29	54	48	52

Net charge-offs	224	315	206	137	28

Others (Note)	(14)	(32)	(6)	(9)	(1)
Balance at end of fiscal year	650	870	880	735	683

Ratio of net charge-offs to average loans outstanding	0.33%	0.45%	0.31%	0.22%	0.04%

Note:	Others include primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2008, 2009, 2010, 2011 and 2012:

	2008		2009		2010		2011		2012
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	75	11.43%	124	12.26%	165	12.63%	155	11.76%	132	11.48%
Construction and real estate	80	11.59%	157	10.54%	128	12.29%	104	11.28%	83	11.00%
Services	90	8.15%	111	7.39%	96	8.07%	55	6.62%	51	6.03%
Wholesale and retail	117	8.93%	106	8.26%	102	8.31%	103	8.20%	101	8.01%
Transportation and communications	47	4.89%	72	4.81%	95	5.07%	34	4.98%	27	4.84%
Banks and other financial institutions	74	6.37%	27	6.92%	29	6.72%	15	6.03%	20	5.30%
Other industries (Note)	4	14.69%	9	17.04%	8	13.77%	12	16.86%	12	17.00%
Individuals	119	18.04%	121	17.25%	128	18.60%	150	18.81%	127	18.03%
Mortgage loans	86	16.28%	89	15.65%	101	17.37%	120	17.66%	102	16.94%
Other	33	1.76%	32	1.60%	27	1.23%	30	1.15%	25	1.09%

Total domestic	606	84.09%	727	84.47%	751	85.46%	628	84.54%	553	81.69%
Total foreign	44	15.91%	143	15.53%	129	14.54%	107	15.46%	130	18.31%

Total allowance for loan losses	650	100.00%	870	100.00%	880	100.00%	735	100.00%	683	100.00%

Note:	Other industries include government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010		2011		2012
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	9,865	—%	9,582	—%	10,307	—%
Interest-bearing demand deposits	27,744	0.04%	28,828	0.03%	29,876	0.02%
Deposits at notice (Note)	638	0.04%	668	0.03%	637	0.02%
Time deposits	29,741	0.35%	29,070	0.22%	28,154	0.16%
Certificates of deposit	8,823	0.23%	9,494	0.13%	9,807	0.11%

Foreign offices:
Noninterest-bearing demand deposits	479	—%	530	—%	606	—%
Interest-bearing deposits, principally time deposits	6,491	0.75%	6,536	0.56%	7,783	0.66%
Certificates of deposit	1,303	0.69%	1,512	0.79%	2,095	0.75%

Total	85,084	0.23%	86,220	0.16%	89,265	0.15%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The amounts of total deposits by foreign depositors in domestic offices at March 31, 2010, 2011 and 2012 were ¥366 billion, ¥471 billion and ¥504 billion, respectively.

At March 31, 2012, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2012) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	7,970	8,019	15,989
Due after three months through six months	4,419	262	4,681
Due after six months through twelve months	3,426	116	3,542
Due after twelve months	1,417	1	1,418

Total	17,232	8,398	25,630
Foreign offices	6,420	3,427	9,847

Total	23,652	11,825	35,477

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010	2011	2012
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	1,041	781	610
Maximum balance outstanding at any month-end during the fiscal year	1,304	678	651
Balance at end of fiscal year	1,025	629	560
Weighted average interest rate during the fiscal year	0.47%	0.23%	0.25%
Weighted average interest rate on balance at end of fiscal year	0.43%	0.20%	0.16%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	25,119	25,581	26,066
Maximum balance outstanding at any month-end during the fiscal year	27,347	26,757	28,846
Balance at end of fiscal year	24,687	22,201	25,683
Weighted average interest rate during the fiscal year	0.23%	0.28%	0.21%
Weighted average interest rate on balance at end of fiscal year	0.14%	0.22%	0.18%

Commercial paper and other short-term borrowings:
Average balance outstanding during the fiscal year	9,215	8,220	12,163
Maximum balance outstanding at any month-end during the fiscal year	9,930	15,151	13,950
Balance at end of fiscal year	9,046	15,151	13,950
Weighted average interest rate during the fiscal year	0.22%	0.15%	0.16%
Weighted average interest rate on balance at end of fiscal year	0.15%	0.16%	0.14%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 23, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2012 and our report dated July 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 23, 2012

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2011 AND 2012

	2011	2012
	(in millions of yen)
Assets:
Cash and due from banks (Note 9)	1,884,531	1,216,627
Interest-bearing deposits in other banks (Note 9)	8,239,661	6,146,850
Call loans and funds sold	382,279	249,032
Receivables under resale agreements	7,467,557	7,122,371
Receivables under securities borrowing transactions	6,541,512	6,406,410
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,488,316 million in 2011 and ¥8,647,283 million in 2012) (Notes 9 and 29)	28,105,899	30,945,553
Investments (Notes 4, 9 and 29):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,713,538 million in 2011 and ¥4,282,265 million in 2012)	38,548,941	41,258,976
Held-to-maturity securities	1,202,123	1,801,615
Other investments	952,576	982,889
Loans (Notes 5, 6, 9 and 29)	64,689,814	65,989,062
Allowance for loan losses	(734,530)	(682,692)

Loans, net of allowance	63,955,284	65,306,370
Premises and equipment—net (Note 7)	1,114,204	1,104,869
Due from customers on acceptances	73,909	77,326
Accrued income	237,791	246,164
Goodwill (Note 8)	7,610	5,635
Intangible assets (Notes 3 and 8)	75,767	70,300
Deferred tax assets (Note 20)	854,477	836,731
Other assets (Notes 5, 9, 14, 21 and 29)	2,341,549	2,583,915

Total assets	161,985,670	166,361,633

The following table presents certain assets of consolidated VIEs, which are included in the consolidated balance sheets above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

	2011	2012
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	3,731	13,432
Interest-bearing deposits in other banks	41,603	24,238
Trading account assets	738,888	867,796
Investments	271,559	195,631
Loans, net of allowance	2,411,836	2,444,931
Other	82,797	191,098

Total assets	3,550,414	3,737,126

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2011 AND 2012

	2011	2012
	(in millions of yen)
Liabilities and equity:
Deposits (Notes 9 and 10):
Domestic:
Noninterest-bearing deposits	12,231,712	11,357,317
Interest-bearing deposits	67,631,781	68,669,820
Foreign:
Noninterest-bearing deposits	580,956	611,532
Interest-bearing deposits	8,771,178	10,595,711
Debentures (Note 11)	740,933	—
Due to trust accounts (Note 12)	629,396	559,734
Call money and funds purchased	5,095,412	5,668,929
Payables under repurchase agreements	11,498,128	12,173,398
Payables under securities lending transactions	5,607,534	7,840,571
Commercial paper	202,256	212,732
Other short-term borrowings	14,948,691	13,737,238
Trading account liabilities (Note 29)	16,696,406	16,977,390
Bank acceptances outstanding	73,909	77,326
Income taxes payable (Note 20)	15,992	33,587
Deferred tax liabilities (Note 20)	12,860	15,853
Accrued expenses	180,785	176,891
Long-term debt (including liabilities accounted for at fair value of ¥441,425 million in 2011, and ¥460,825 million in 2012) (Notes 13 and 29)	8,953,496	8,461,818
Other liabilities (Notes 14, 21, 24 and 29)	4,078,889	4,544,762

Total liabilities	157,950,314	161,714,609

Commitments and contingencies (Note 24)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 15)	453,576	410,368
Common stock (Note 16)—no par value, authorized 24,115,759,000 shares in 2011, and 48,000,000,000 shares in 2012, and issued 21,782,185,320 shares in 2011, and 24,048,165,727 shares in 2012	5,164,160	5,427,992
Accumulated deficit	(2,046,024)	(1,606,108)
Accumulated other comprehensive income, net of tax	104,972	245,588
Less: Treasury stock, at cost—Common stock 5,656,647 shares in 2011, and 37,046,418 shares in 2012	(3,197)	(7,074)

Total MHFG shareholders’ equity	3,673,487	4,470,766
Noncontrolling interests (Note 25)	361,869	176,258

Total equity	4,035,356	4,647,024

Total liabilities and equity	161,985,670	166,361,633

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2011	2012
	(in millions of yen)
Liabilities of consolidated VIEs:
Commercial paper	172,256	212,732
Other short-term borrowings	1,285	1,213
Trading account liabilities	11,573	3,563
Long-term debt	247,233	180,441
Other	833,094	879,638

Total liabilities	1,265,441	1,277,587

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	2010	2011	2012
	(in millions of yen)
Interest and dividend income:
Loans, including fees (Note 5)	1,093,463	945,784	936,574
Investments:
Interest	203,744	174,538	170,651
Dividends	74,226	73,573	71,579
Trading account assets	204,088	203,817	193,288
Call loans and funds sold	3,432	4,960	6,601
Receivables under resale agreements and securities borrowing transactions	44,147	48,903	39,684
Deposits	9,182	8,609	18,709

Total interest and dividend income	1,632,282	1,460,184	1,437,086

Interest expense:
Deposits	195,543	134,495	131,140
Debentures	11,960	6,533	385
Trading account liabilities	30,743	31,370	28,436
Call money and funds purchased	10,948	8,522	8,604
Payables under repurchase agreements and securities lending transactions	46,104	62,622	47,114
Other short-term borrowings	24,958	14,499	20,481
Long-term debt	207,903	190,816	179,799

Total interest expense	528,159	448,857	415,959

Net interest income	1,104,123	1,011,327	1,021,127
Provision (credit) for loan losses (Notes 5 and 6)	222,102	647	(23,044)

Net interest income after provision (credit) for loan losses	882,021	1,010,680	1,044,171

Noninterest income:
Fees and commissions (Note 27)	586,408	582,100	575,413
Foreign exchange gains (losses)—net (Note 28)	(1,311)	55,998	98,054
Trading account gains (losses)—net (Note 28)	421,593	206,016	333,315
Investment gains (losses)—net (Note 4)	66,763	70,468	(32,991)
Gains on disposal of premises and equipment	27,543	13,537	19,924
Other noninterest income (Notes 3, 23 and 31)	229,851	108,413	96,420

Total noninterest income	1,330,847	1,036,532	1,090,135

Noninterest expenses:
Salaries and employee benefits (Note 21)	592,520	552,348	587,332
General and administrative expenses	496,987	500,369	477,512
Impairment of goodwill (Note 8)	—	9,379	5,637
Occupancy expenses	172,160	169,916	174,788
Fees and commission expenses	91,621	96,113	107,898
Provision (credit) for losses on off-balance-sheet instruments (Note 24)	(24,107)	4,443	(1,203)
Other noninterest expenses (Notes 5, 23 and 31)	197,232	103,287	119,507

Total noninterest expenses	1,526,413	1,435,855	1,471,471

Income before income tax expense (benefit)	686,455	611,357	662,835
Income tax expense (benefit) (Note 20)	(360,195)	193,227	13,878

Net income	1,046,650	418,130	648,957
Less: Net income (loss) attributable to noncontrolling interests	46,961	5,461	(7,432)

Net income attributable to MHFG shareholders	999,689	412,669	656,389

Earnings per common share (Note 19):	(in yen)
Basic net income per common share	70.55	20.44	28.07

Diluted net income per common share	61.64	19.22	26.78

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	2010	2011	2012
	(in millions of yen)
Net income	1,046,650	418,130	648,957

Other comprehensive income (loss), net of tax:
Unrealized net gains (losses) on available-for-sale securities, net of tax (Notes 4 and 20):
Unrealized holding gains (losses)	604,156	(189,526)	78,037
Less: reclassification adjustments for losses (gains) included in net income(Note below)	(82,791)	(48,036)	27,248

Total	521,365	(237,562)	105,285

Foreign currency translation adjustments, net of tax:
Foreign currency translation adjustments	17,269	(20,257)	(9,740)
Less: reclassification adjustments for losses (gains) included in net income	—	2,860	1,926

Total	17,269	(17,397)	(7,814)

Pension liability adjustments, net of tax (Notes 20 and 21):
Unrealized gains (losses)	187,485	(87,891)	23,395
Less: reclassification adjustments for losses (gains) included in net income	22,691	9,079	16,292

Total	210,176	(78,812)	39,687

Total other comprehensive income (loss), net of tax	748,810	(333,771)	137,158

Total comprehensive income	1,795,460	84,359	786,115
Less: Total comprehensive income (loss) attributable to noncontrolling interests	68,952	(3,723)	(10,570)

Total comprehensive income attributable to MHFG shareholders	1,726,508	88,082	796,685

Note: The amounts for the fiscal years ended March 31, 2011 and 2012 are presented based on the balances of Accumulated other comprehensive income (loss) (“AOCI”) at the point of its realization into earnings. The amount for the fiscal year ended March 31, 2010, which was previously presented based on the beginning balance of AOCI, is presented in the same manner to conform to the current year presentation.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	2010	2011	2012
	(in millions of yen)
Preferred stock (Note 15):
Balance at beginning of fiscal year	948,641	535,971	453,576
Change during year	(412,670)	(82,395)	(43,208)

Balance at end of fiscal year	535,971	453,576	410,368

Common stock (Note 16):
Balance at beginning of fiscal year, previously reported	3,386,792	4,324,705	5,164,160
Cumulative effect of change in accounting principles (Notes 2 and 26)	—	334	—
Balance at beginning of fiscal year, adjusted	3,386,792	4,325,039	5,164,160
Issuance of new shares of common stock	533,794	757,790	—
Issuance of new shares of common stock for stock exchanges (Note 16)	—	—	244,100
Issuance of new shares of common stock by conversion of preferred stock	412,670	82,395	43,208
Gains (losses) on disposal of treasury stock	(662)	(1,315)	(48)
Stock-based compensation (Note 22)	1,114	452	106
Change in ownership interest in consolidated subsidiaries	(9,003)	(201)	(23,534)

Balance at end of fiscal year	4,324,705	5,164,160	5,427,992

Accumulated deficit:
Balance at beginning of fiscal year, previously reported	(3,293,692)	(2,325,109)	(2,046,024)
Cumulative effect of change in accounting principles, net of tax (Notes 2, 4 and 26)	99,910	1,382	—
Balance at beginning of fiscal year, adjusted	(3,193,782)	(2,323,727)	(2,046,024)
Net income	999,689	412,669	656,389
Dividends declared	(131,016)	(134,966)	(216,473)

Balance at end of fiscal year	(2,325,109)	(2,046,024)	(1,606,108)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities (Note 4):
Balance at beginning of fiscal year, previously reported	348,789	755,010	514,128
Cumulative effect of change in accounting principles (Notes 2, 4 and 26)	(99,910)	(6,273)	—
Balance at beginning of fiscal year, adjusted	248,879	748,737	514,128
Change during year	506,131	(234,609)	114,508

Balance at end of fiscal year	755,010	514,128	628,636

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(166,575)	(150,204)	(165,028)
Change during year	16,371	(14,824)	(4,853)

Balance at end of fiscal year	(150,204)	(165,028)	(169,881)

Pension liability adjustments (Note 21):
Balance at beginning of fiscal year	(371,690)	(168,974)	(244,128)
Change during year	202,716	(75,154)	30,961

Balance at end of fiscal year	(168,974)	(244,128)	(213,167)

Balance at end of fiscal year	435,832	104,972	245,588

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	2010	2011	2012
	(in millions of yen)
Treasury stock, at cost:
Balance at beginning of fiscal year	(6,218)	(5,184)	(3,197)
Purchases of treasury stock	(5)	(3)	(2,560)
Disposal of treasury stock	1,039	1,990	12,001
Effect of stock exchanges (Note 16)	—	—	(13,318)

Balance at end of fiscal year	(5,184)	(3,197)	(7,074)

Total MHFG shareholders’ equity	2,966,215	3,673,487	4,470,766

Noncontrolling interests:
Balance at beginning of fiscal year, previously reported	191,133	365,803	361,869
Cumulative effect of change in accounting principles (Notes 2 and 26)	—	(366)	—
Balance at beginning of fiscal year, adjusted	191,133	365,437	361,869
Effect of business combination (Note 3)	151,584	—	—
Effect of stock exchanges (Note 16)	—	—	(216,558)
Effect of other increase/decrease in consolidated subsidiaries	(40,204)	6,519	65,183
Dividends paid to noncontrolling interests	(5,662)	(6,364)	(23,666)
Net income (loss) attributable to noncontrolling interests	46,961	5,461	(7,432)
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	15,234	(2,953)	(2,044)
Foreign currency translation adjustments attributable to noncontrolling interests	(1,144)	(2,573)	(1,353)
Pension liability adjustments attributable to noncontrolling interests	7,901	(3,658)	259

Balance at end of fiscal year	365,803	361,869	176,258

Total equity	3,332,018	4,035,356	4,647,024

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	2010	2011	2012
	(in millions of yen)
Cash flows from operating activities:
Net income	1,046,650	418,130	648,957
Less: Net income (loss) attributable to noncontrolling interests	46,961	5,461	(7,432)

Net income attributable to MHFG shareholders	999,689	412,669	656,389
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	156,393	167,420	165,721
Provision (credit) for loan losses	222,102	647	(23,044)
Investment losses (gains)—net	(66,763)	(70,468)	32,991
Foreign exchange losses (gains)—net	(26,236)	(66,988)	(5,747)
Deferred income tax expense (benefit)	(377,308)	174,864	(40,939)
Net change in trading account assets	458,239	2,783,405	(2,953,353)
Net change in trading account liabilities	(2,679,240)	(2,417,969)	329,761
Net change in loans held for sale	7,294	30,598	3,860
Net change in accrued income	38,118	23,655	(9,321)
Net change in accrued expenses	(13,462)	(24,702)	15,286
Other—net	267,222	(61,319)	38,965

Net cash provided by (used in) operating activities	(1,013,952)	951,812	(1,789,431)

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	39,430,098	56,773,936	69,308,391
Proceeds from maturities of available-for-sale securities	12,558,894	15,421,495	15,078,586
Purchases of available-for-sale securities	(62,815,825)	(72,409,981)	(86,690,246)
Proceeds from maturities of held-to-maturity securities	180,497	1,405	502
Purchases of held-to-maturity securities	(602,036)	(600,296)	(600,186)
Proceeds from sales of other investments	26,704	122,478	351,016
Purchases of other investments	(120,662)	(110,066)	(206,232)
Proceeds from sales of loans	367,069	246,633	224,957
Net change in loans	8,327,521	(1,742,702)	(1,703,880)
Net change in interest-bearing deposits in other banks	1,063,622	(6,438,858)	2,074,843
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(718,570)	(1,522,389)	480,641
Proceeds from sales of premises and equipment	15,819	2,108	13,231
Purchases of premises and equipment	(255,596)	(214,447)	(174,517)
Cash and due from banks acquired in business combination (Note 3)	118,703	—	—

Net cash used in investing activities	(2,423,762)	(10,470,684)	(1,842,893)

Cash flows from financing activities:
Net change in deposits	(221,970)	3,190,397	2,109,866
Net change in debentures	(782,662)	(776,865)	(740,933)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	4,260,291	(1,552,577)	3,594,469
Net change in due to trust accounts	39,283	18,882	(69,662)
Net change in commercial paper and other short-term borrowings	(6,527)	6,131,912	(1,261,955)
Proceeds from issuance of long-term debt	1,582,902	1,167,647	1,052,849
Repayment of long-term debt	(1,150,366)	(778,791)	(1,479,148)
Proceeds from noncontrolling interests	1,516	2,320	627
Payment to noncontrolling interests	(15,459)	(577)	(107)
Proceeds from issuance of common stock	533,794	757,790	5
Proceeds from sales of treasury stock	4	4	1,961
Purchases of treasury stock	(5)	(3)	(2,560)
Dividends paid	(130,297)	(133,925)	(215,902)
Dividends paid to noncontrolling interests	(5,662)	(6,364)	(23,666)

Net cash provided by financing activities	4,104,842	8,019,850	2,965,844

Effect of exchange rate changes on cash and due from banks	(581)	(15,906)	(1,424)

Net increase (decrease) in cash and due from banks	666,547	(1,514,928)	(667,904)
Cash and due from banks at beginning of fiscal year	2,732,912	3,399,459	1,884,531

Cash and due from banks at end of fiscal year	3,399,459	1,884,531	1,216,627

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	2010	2011	2012
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	518,937	462,907	427,104
Income taxes paid (refunded), net	(54,885)	25,283	40,211
Noncash investing activities:
Transfer from loans into other investments	2,222	—	1,351
Investment in capital leases	6,763	11,153	2,985
Noncash assets acquired and liabilities assumed at fair value in business combination (Note 3):
Noncash assets acquired at fair value	2,200,521	—	—
Noncash liabilities assumed at fair value	2,025,753	—	—
Noncash acquisition of noncontrolling interests in stock exchanges (Note 16)	—	—	216,558

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

Repurchase transactions where the maturity of the security transferred as collateral matches the maturity of the repurchase agreements (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2011 and 2012 were ¥ 616,861 million and ¥ 33,070 million, respectively. Except for those repo-to-maturity transactions, there were no such transactions accounted for as sales.

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

Prior to April 1, 2009, declines in the fair value of Held-to-maturity and Available-for-sale securities below their amortized cost, that were deemed to be other-than-temporary, were all reported in Investment gains (losses)—net. Effective April 1, 2009, the MHFG Group adopted new accounting guidance for impairments of debt securities that are deemed to be other-than-temporary. Under the new impairment model, the credit component of an other-than-temporary impairment of a debt security is reported in Investment gains (losses)—net and the noncredit component is reported in Other comprehensive income (loss). See Note 4 “Investments” for further discussion of impairment. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method. Gains and losses on disposition of investments are computed using the first-in first-out method for debt securities and the average method for equity securities, and are recorded on the trade date.

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

Derivative financial instruments

Derivative financial instruments are bought and held principally for the purpose of market making for customers, proprietary trading in order to generate trading revenues and fee income, and also to manage the MHFG Group’s exposure to interest rate, credit and market risks related to asset and liability management. Such derivative financial instruments include interest rate, foreign currency, equity, commodity and credit default swap agreements, options, caps and floors, and financial futures and forward contracts.

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

Changes in fair value of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under ASC 815 which are recorded in Accumulated other comprehensive income (loss), net of tax. The fair value changes of all derivatives relating to foreign currency exchange rates are included in Foreign exchange gains (losses)—net and Trading account gains (losses)—net. Other elements of the fair value changes, including interest rate, equity and credit related components except that of certain credit derivatives hedging the credit risk in corporate loan portfolio, are recognized in Trading account gains (losses)—net. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure related to its corporate loan portfolio is recorded in Other noninterest income (expenses).

Certain financial and hybrid instruments often contain embedded derivative instruments that possess implicit or explicit contract terms in a manner similar to that of a derivative instrument. Such derivative instruments are required to be fair-valued separately from the host contracts if they meet the criteria of an embedded derivative. Such criteria include whether the entire instrument is not marked to market through earnings, the economic characteristics and risks of the embedded terms are not clearly and closely related to those of the host contract and the embedded terms would meet the definition of a derivative on a stand-alone basis.

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

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring (“TDR”) in accordance with ASC 310 “Receivables” (“ASC 310”).

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accrual and amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principal payments are current and future payments are reasonably assured. Loans restructured in TDR, in general, return to non-impaired loans, as well as accrual status, when the MHFG Group determines that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on the Group’s internal rating system. See Note 5 “Loans” for the definitions of obligor ratings.

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

Allowance and provision (credit) for loan losses

The MHFG Group maintains an appropriate amount of allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines the debtor as substantially bankrupt or bankrupt. See Note 5 “Loans” for the definitions of obligor categories. Obligors classified in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

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

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based either on (1) the present value of expected future cash flows, after considering restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the value of the collateral and its legal enforceability. The Group also conducts subsequent re-evaluations at least once a year. As to real estate, valuation is generally conducted by an appraising subsidiary which is independent from the Group’s loan origination sections using generally accepted valuation techniques

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally retains third-party appraisers to conduct the valuation. As to listed securities, observable market prices are used for valuation.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and for non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) through the most recently available data for the past six years, in the case of normal obligors; and (b) through the most recently available data since April 2002, which is when MHBK and MHCB were newly formed, in the case of watch obligors; and (2) the loss given default through the most recently available data for the past six years. As to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment default, if any, are considered in determining obligor ratings.

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

The useful lives of premises and equipment are as follows:

Years
Buildings	2 to 50
Equipment and furniture	2 to 20
Leasehold improvements	2 to 50

Regular repairs and maintenance costs that do not extend the estimated useful life are charged to expense as incurred. Upon sale or disposition of premises and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts, and any gains or losses on disposal are included in Gains on disposal of premises and equipment or Occupancy expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Software

Internal and external costs incurred in connection with developing and obtaining software for internal use that occur during the application development stage are capitalized. Such costs include salaries and benefits for employees directly involved with and who devote time to the project, to the extent such time is incurred directly on the internal use software project. The capitalization of software ceases when the software project has been substantially completed. The capitalized software is amortized on a straight-line basis over the estimated useful life, generally 5 years. Internal use software is reviewed for impairment when triggering events occur.

Goodwill

Goodwill represents the excess of the total fair value of the acquired company which consists of the consideration transferred, the fair value of any interest in the acquiree already held by the acquirer and the fair value of any noncontrolling interest in the acquiree over the fair value of net identifiable assets acquired at the date of acquisition in a business combination. The MHFG Group accounts for goodwill in accordance with ASC350, “Intangibles—Goodwill and Other” (“ASC 350”). Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its estimated fair value.

Intangible assets

Intangible assets having definite useful lives are amortized over their estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed. Intangible assets acquired by the merger of MHSC and Shinko Securities Co., Ltd. (“Shinko”) consist primarily of customer relationship intangibles, and are amortized over a weighted-average amortization period of 16 years. Intangible assets having indefinite useful lives are not amortized and are subject to impairment tests. An impairment loss is recorded to the extent the carrying amount of indefinite-lived intangible asset exceeds its estimated fair value. For intangible assets subject to amortization, an impairment loss is recorded if the carrying amount is not recoverable and exceeds its estimated fair value.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation

The compensation cost associated with stock compensation-type stock options is measured with fair value method using the Black-Scholes option pricing model.

Debentures and long-term debt

Premiums, discounts and issuance costs of debentures and long-term debt are amortized based on a method that approximates the interest method over the terms of the debentures and long-term debt.

Obligations under guarantees

The MHFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The MHFG Group recognizes guarantee fee income over the guarantee period. The MHFG Group receives such a guarantee fee at the inception of the guarantee or by installment, and in either case, the present value of the total fees approximates the fair value of the guarantee.

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

Fees and commissions

Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Fees on securities-related business and fees on funds transfer and collection services are generally recognized as revenue when the related services are performed. Fees on credit-related business, excluding loan origination fees to be deferred and recognized over the loan period as an adjustment of yield, are generally recognized either at one time when the service is rendered or over the related transaction period. Fees and commissions are presented on a gross basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.141 (revised 2007), “Business Combinations”, which is now included in ASC 805, “Business Combinations” (“ASC 805”). The statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree, (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In April 2009, the FASB issued FASB Staff Position (“FSP”) No.FAS141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, which is now included in ASC 805. The pronouncement provides the guidance for initial recognition and measurement of all assets acquired and liabilities assumed in a business combination that arise from contingencies as well as subsequent measurement and accounting of such assets and liabilities. As a result of the transaction discussed in Note 3 “Business Combination”, the MHFG Group recognized an increase in pretax income of ¥106,674 million, which consists of a gain on the bargain purchase of ¥106,310 million and a gain of ¥364 million resulting from the remeasurement of preexisting shares, during the fiscal year ended March 31, 2010.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In June 2008, the FASB Emerging Issues Task Force (“EITF”) reached a consensus on Issue No.07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, which is now included in ASC 815. The consensus provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. The consensus is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The adoption of the consensus did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In April 2009, the FASB issued FSP No.FAS107-1 and APB28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which is now included in ASC 825, “Financial Instruments” (“ASC 825”). The pronouncement requires disclosures about the fair value of financial instruments for interim financial reporting periods of publicly traded companies as well as in annual financial statements. The pronouncement also amends

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ASC 270, “Interim Reporting” (“ASC 270”), to require those disclosures in summarized financial information at interim reporting periods. The pronouncement is effective for interim reporting periods ending after June 15, 2009. The pronouncement is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which is now included in ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”), and amends the other-than-temporary impairment model for debt securities. The pronouncement requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. In addition, the pronouncement expands existing disclosures and requires new disclosures about other-than-temporary impairments. The pronouncement is effective for interim and annual reporting periods ending after June 15, 2009. The MHFG Group adopted the pronouncement as of April 1, 2009 that resulted in a decrease to the beginning balance of Accumulated deficit of ¥99,910 million, which was reclassified to Accumulated other comprehensive income, net of tax. See Note 4 “Investments” for further discussion of the impact of the pronouncement.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bifurcation, and indicate circumstances which do not qualify for the scope exception. The ASU is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The adoption of ASU No.2010-11 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2010, the FASB issued ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No.2010-20”). The ASU requires disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (3) the changes and reasons for those changes in the allowance for credit losses. The new disclosures required include (1) aging of past due receivables, (2) credit quality indicators, and (3) modifications of financing receivables. It is also required that the certain existing disclosures should be provided on a disaggregated basis. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued ASU No.2011-01, “Receivables (Topic310)—Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20” (“ASU No.2011-01”) to delay the effective date of the disclosures about troubled debt restructurings for public entities, and in April 2011, it was provided that such disclosure requirements would be effective for interim and annual periods beginning on or after June 15, 2011 in ASU No.2011-02, “Receivables (Topic310)—A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No.2011-02”). ASU 2011-02 also clarifies the guidance on a creditor’s evaluation for troubled debt restructurings of whether it has granted a concession and whether a debtor is experiencing financial difficulties. ASU No.2010-20 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-28, “Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU No.2010-28”). The ASU requires Step 2 of the impairment test should be performed in circumstances where the carrying amount of a reporting unit is zero or negative and there are qualitative factors that indicate it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU No.2010-28 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-29, “Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU No.2010-29”). The ASU clarifies that, if a reporting entity presents comparative financial statements, the pro forma revenue and earnings of the combined entity should be reported as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. ASU No.2010-29 is an accounting principle which clarifies disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No.2011-04”) in order to improve comparability of fair value measurements presented and disclosed in financial statements prepared with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in ASU No. 2011-04 change the wording to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to align with IFRS. The amendments also clarify the existing fair value measurement and disclosure requirements, which include (1) application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used for Level 3 items. The amendments also change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which include (1) measuring the fair value of financial instruments that are managed within a portfolio, (2) application of premiums and discounts in a fair value measurement and (3) additional disclosures about fair value measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The MHFG Group does not expect that the adoption of ASU No.2011-04 will have a material impact on its consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No.2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income” (“ASU No.2011-05”). The ASU eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU also requires reclassification adjustments from other comprehensive income to net income be presented on the face of financial statements. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. Early adoption is permitted. In December 2011, the FASB issued ASU No.2011-12, “Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05” (“ASU No.2011-12) to indefinitely defer only those changes in ASU No.2011-05 that relate to the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

presentation of reclassification adjustments. All other requirements in ASU No.2011-05 are not affected, and entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. ASU No.2011-05 is an accounting principle which alters disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In September 2011, the FASB issued ASU No.2011-08, “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment” (“ASU No.2011-08”). The ASU permits an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The MHFG Group does not expect that the adoption of ASU No.2011-08 will have a material impact on its consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No.2011-10, “Property, Plant, and Equipment (Topic 360)— Derecognition of in Substance Real Estate—a Scope Clarification” (“ASU No.2011-10”). The ASU clarifies that, even when a reporting entity ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The ASU is effective for fiscal years and interim periods within those years, beginning on or after June 15, 2012. The MHFG Group does not expect that the adoption of ASU No.2011-10 will have a material impact on its consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No.2011-11, “Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities” (“ASU No.2011-11”). The ASU enhances disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset on the statement of financial position or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Under the ASU, entities are required to provide both net and gross information for these financial instruments and derivative instruments in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The ASU is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required retrospectively for all comparative periods presented. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2011-11 will have on its consolidated results of operations and financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

This transaction was accounted for as a bargain purchase because the opening market price of Shinko’s common shares on the acquisition date was less than the fair value of net assets per common share. As a result, a pretax gain of ¥106,310 million is recorded in Other noninterest income during the fiscal year ended March 31, 2010.

The following table summarizes the consideration paid for Shinko and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interests in Shinko:

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2011 and 2012 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2011
Available-for-sale securities:
Debt securities:
Japanese government bonds	29,280,682	10,572	78,001	29,213,253
Japanese local gov’t bonds	229,440	2,139	1,410	230,169
U.S. Treasury bonds and federal agency securities	128,507	397	522	128,382
Other foreign gov’t bonds	290,428	331	181	290,578
Agency mortgage-backed securities (Note)	769,182	3,496	7,710	764,968
Residential mortgage-backed securities	753,625	11,358	5,426	759,557
Commercial mortgage-backed securities	509,294	2,961	26,007	486,248
Japanese corporate bonds and other debt securities	3,170,653	41,456	14,581	3,197,528
Foreign corporate bonds and other debt securities	624,877	23,785	2,954	645,708
Equity securities (marketable)	1,918,733	922,649	8,832	2,832,550

Total	37,675,421	1,019,144	145,624	38,548,941

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,200,615	7,361	1,269	1,206,707
Japanese corporate bonds	1,508	5	—	1,513

Total	1,202,123	7,366	1,269	1,208,220

2012
Available-for-sale securities:
Debt securities:
Japanese government bonds	32,629,290	29,428	12,064	32,646,654
Japanese local gov’t bonds	269,434	3,222	90	272,566
U.S. Treasury bonds and federal agency securities	101,205	310	79	101,436
Other foreign gov’t bonds	443,836	969	262	444,543
Agency mortgage-backed securities (Note)	971,799	9,381	896	980,284
Residential mortgage-backed securities	564,152	10,375	3,261	571,266
Commercial mortgage-backed securities	338,393	2,828	10,949	330,272
Japanese corporate bonds and other debt securities	2,560,049	32,066	14,518	2,577,597
Foreign corporate bonds and other debt securities	525,978	18,139	2,174	541,943
Equity securities (marketable)	1,832,468	964,700	4,753	2,792,415

Total	40,236,604	1,071,418	49,046	41,258,976

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,800,614	14,587	62	1,815,139
Japanese corporate bonds	1,001	—	—	1,001

Total	1,801,615	14,587	62	1,816,140

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥82,632 million and ¥682,336 million, respectively, at March 31, 2011, and ¥150,253 million and ¥830,031 million, respectively, at March 31, 2012. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2012 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	13,733,350	13,735,130	1,001	1,001
Due after one year through five years	19,450,272	19,471,730	1,800,614	1,815,139
Due after five years through ten years	3,303,573	3,314,390	—	—
Due after ten years	1,916,941	1,945,311	—	—

Total	38,404,136	38,466,561	1,801,615	1,816,140

Effective April 1, 2009, the MHFG Group adopted FSP No.FAS115-2 and FAS124-2, which amended the other-than-temporary impairment model for debt securities. Under the new model, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. As the FSP does not affect the other-than-temporary impairment model for equity securities, equity securities deemed other-than-temporarily impaired are written down to fair value, with the full decline recognized in earnings.

For certain Japanese government bonds held at April 1, 2009 for which an other-than-temporary impairment was previously recognized, the MHFG Group recorded the cumulative effect of initially applying the FSP as a decrease to the beginning balance of Accumulated deficit with a corresponding adjustment to Accumulated other comprehensive loss, net of tax. Considering the factors that the MHFG Group did not intend to sell those securities, it was not more likely than not that the Group would be required to sell them before recovery of their amortized cost basis, and no credit deterioration existed in those securities, ¥99,910 million of other-than-temporary impairment charges previously recorded through earnings were reclassified to Accumulated other comprehensive loss, net of tax (pre-tax amount of ¥141,212 million offset by tax effect of ¥33,775 million and noncontrolling interests of ¥7,527 million).

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

For the fiscal year ended March 31, 2010, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥92,497 million. For the fiscal years ended March 31, 2011 and 2012, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥77,042 million and ¥117,029 million, respectively, of which ¥12,394 million and ¥7,238 million, respectively, were on debt securities and ¥64,648 million and ¥109,791 million, respectively, were on equity securities. No impairment losses were recorded on held-to-maturity securities for the periods.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings.

There has been no amount related to credit losses recognized in earnings on debt securities where a portion of other-than-temporary impairment was recognized in other comprehensive income ever since the adoption of the new impairment model for debt securities on April 1, 2009.

The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of Japanese equity securities. Certain equity securities were determined not to be other-than-temporarily impaired as the length of time that their fair values were below their costs were reasonably short and/or the impairments were immaterial in amount.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2011 and 2012:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2011
Available-for-sale securities:
Debt securities:
Japanese government bonds	17,012,827	54,063	1,284,639	23,938	18,297,466	78,001
Japanese local gov’t bonds	121,689	1,410	—	—	121,689	1,410
U.S. Treasury bonds and federal agency securities	84,209	522	3	—	84,212	522
Other foreign gov’t bonds	148,135	181	—	—	148,135	181
Agency mortgage-backed securities (Note)	520,937	7,710	—	—	520,937	7,710
Residential mortgage-backed securities	40,706	359	251,170	5,067	291,876	5,426
Commercial mortgage-backed securities	1,499	1	355,884	26,006	357,383	26,007
Japanese corporate bonds and other debt securities	1,133,710	13,047	276,244	1,534	1,409,954	14,581
Foreign corporate bonds and other debt securities	116,588	1,324	126,015	1,630	242,603	2,954
Equity securities (marketable)	101,214	8,462	2,154	370	103,368	8,832

Total	19,281,514	87,079	2,296,109	58,545	21,577,623	145,624

Held-to-maturity securities:
Debt securities:
Japanese government bonds	299,022	1,269	—	—	299,022	1,269

Total	299,022	1,269	—	—	299,022	1,269

2012
Available-for-sale securities:
Debt securities:
Japanese government bonds	12,325,775	3,501	683,322	8,563	13,009,097	12,064
Japanese local gov’t bonds	25,251	80	5,743	10	30,994	90
U.S. Treasury bonds and federal agency securities	40,503	79	—	—	40,503	79
Other foreign gov’t bonds	205,750	227	7,312	35	213,062	262
Agency mortgage-backed securities (Note)	229,915	628	102,451	268	332,366	896
Residential mortgage-backed securities	39,480	544	153,112	2,717	192,592	3,261
Commercial mortgage-backed securities	6,639	41	192,865	10,908	199,504	10,949
Japanese corporate bonds and other debt securities	477,021	1,725	292,956	12,793	769,977	14,518
Foreign corporate bonds and other debt securities	103,500	619	93,087	1,555	196,587	2,174
Equity securities (marketable)	61,355	4,388	2,039	365	63,394	4,753

Total	13,515,189	11,832	1,532,887	37,214	15,048,076	49,046

Held-to-maturity securities:
Debt securities:
Japanese government bonds	49,950	62	—	—	49,950	62

Total	49,950	62	—	—	49,950	62

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥55,327 million and ¥465,610 million, respectively, at March 31, 2011, and ¥25,251 million and ¥307,115 million, respectively, at March 31, 2012. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unrealized losses on investments in a continuous loss position for 12 months or more at March 31, 2012 were attributed mainly to Japanese government bonds, RMBS, CMBS, and Japanese corporate bonds and other debt securities. The MHFG Group did not intend to sell those securities and it was not more likely than not that the Group would be required to sell them before recovery of their amortized cost basis. Those securities were not considered other-than-temporarily impaired. As to RMBS, CMBS, and Japanese corporate bonds and other debt securities with similar credit risks as the other-than-temporarily impaired securities, the Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, the external and/or internal ratings and the present values of cash flows expected to be collected. As to Japanese government bonds, since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates, their entire amortized cost basis was expected to be collected.

For the fiscal years ended March 31, 2010, 2011 and 2012, gross realized gains on sales of available-for-sale securities were ¥248,254 million, ¥194,908 million and ¥100,371 million, respectively, and gross realized losses on those sales were ¥26,492 million, ¥40,376 million and ¥28,840 million, respectively.

Other investments

The following table summarizes the composition of other investments:

	2011	2012
	(in millions of yen)
Equity method investments	172,326	231,730
Investments held by consolidated investment companies	285,716	190,343
Other equity interests	494,534	560,816

Total other investments	952,576	982,889

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥15,420 million and ¥15,497 million, at March 31, 2011 and 2012, respectively. The aggregated market values of those marketable equity securities were ¥20,398 million and ¥21,346 million, respectively.

On September 22, 2010, the MHFG Group converted certain preferred shares of Orient Corporation (“Orico”) into the common shares of Orico. As a result of the effective acquisition of such common shares, the Group’s proportionate share to the total outstanding common shares of Orico increased to 27.1%. Since then, the Group’s investments in common shares of Orico have been classified as equity method investments. The Group’s proportionate share as of March 31, 2012 was 25.6%. Retroactive application of the equity method of accounting to the investments in Orico did not have a material effect on the Group’s consolidated results of operations, financial condition, or retained earnings. The Group and a certain third party still hold convertible preferred shares of Orico, and if fully converted, the Group’s proportionate share to the total outstanding common shares of Orico would increase to 58.0%.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2011 and 2012 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2011 and 2012:

	2011	2012
	(in millions of yen)
Domestic:
Manufacturing	7,617,139	7,586,608
Construction and real estate	7,308,324	7,270,414
Services	4,286,744	3,981,279
Wholesale and retail	5,313,766	5,295,142
Transportation and communications	3,228,202	3,200,570
Banks and other financial institutions	3,908,065	3,501,266
Government and public institutions	7,154,049	6,911,725
Other industries (Note)	3,758,540	4,318,959
Individuals:
Mortgage loans	11,436,486	11,191,410
Other	745,065	719,346

Total domestic	54,756,380	53,976,719

Foreign:
Commercial and industrial	6,964,802	8,146,215
Banks and other financial institutions	2,587,531	3,343,181
Government and public institutions	453,066	521,988
Other (Note)	9,662	90,470

Total foreign	10,015,061	12,101,854

Total	64,771,441	66,078,573
Less: Unearned income and deferred loan fees—net	81,627	89,511

Total loans before allowance for loan losses	64,689,814	65,989,062

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net losses on sales of loans were ¥5,860 million, ¥886 million and ¥4,576 million, of which valuation losses related to loans held for sale accounted for at the lower of cost or fair value were ¥1,759 million, ¥645 million and ¥3,435 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

Credit quality information

Under the MHFG Group’s credit risk management, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurrence of losses for individual loan by taking into consideration various factors such as collateral or guarantee involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pool. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK, MHCB and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is sufficient.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2011 and 2012:

	Normal obligors				Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)
	(in millions of yen)
2011
Domestic:
Manufacturing	4,136,439	2,230,245	108,053	270,870	511,115	30,536	20,200	309,681	7,617,139
Construction and real estate	2,374,750	3,367,262	714,994	100,301	447,221	38,993	6	264,797	7,308,324
Services	1,908,978	1,737,894	216,879	10,935	268,270	35,884	—	107,904	4,286,744
Wholesale and retail	1,747,661	2,575,281	236,556	76,199	441,637	59,703	137	176,592	5,313,766
Transportation and communications	1,857,583	1,104,179	87,813	305	109,605	14,996	39	53,682	3,228,202
Banks and other financial institutions	2,897,448	783,833	1,963	765	220,569	80	—	3,407	3,908,065
Government and public institutions	7,081,238	—	—	72,811	—	—	—	—	7,154,049
Other industries	1,410,665	196,124	3,318	2,042,711	13,513	655	90,507	1,047	3,758,540
Individuals	—	203,805	11,273,403	239,229	59,371	111,055	4,902	289,786	12,181,551

Total domestic	23,414,762	12,198,623	12,642,979	2,814,126	2,071,301	291,902	115,791	1,206,896	54,756,380

Foreign:
Total foreign	5,015,595	2,754,922	1,717	1,157,535	901,673	82	67,864	115,673	10,015,061

Total	28,430,357	14,953,545	12,644,696	3,971,661	2,972,974	291,984	183,655	1,322,569	64,771,441

2012
Domestic:
Manufacturing	3,915,950	2,545,195	121,101	326,741	346,323	25,504	9,088	296,706	7,586,608
Construction and real estate	2,212,752	3,550,102	687,440	154,900	430,372	28,683	679	205,486	7,270,414
Services	1,903,329	1,500,985	225,458	2,611	198,066	31,943	—	118,887	3,981,279
Wholesale and retail	1,709,599	2,677,141	261,228	88,693	303,264	54,582	97	200,538	5,295,142
Transportation and communications	2,115,552	852,938	92,915	265	71,995	13,402	54	53,449	3,200,570
Banks and other financial institutions	2,670,218	603,291	2,105	387	213,431	201	—	11,633	3,501,266
Government and public institutions	6,857,436	11,125	—	43,164	—	—	—	—	6,911,725
Other industries	1,203,546	897,378	3,137	2,107,898	11,462	515	90,990	4,033	4,318,959
Individuals	—	189,208	11,097,497	183,133	47,078	125,277	4,363	264,200	11,910,756

Total domestic	22,588,382	12,827,363	12,490,881	2,907,792	1,621,991	280,107	105,271	1,154,932	53,976,719

Foreign:
Total foreign	6,310,641	3,176,830	3,409	1,404,505	960,170	191	91,223	154,885	12,101,854

Total	28,899,023	16,004,193	12,494,290	4,312,297	2,582,161	280,298	196,494	1,309,817	66,078,573

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK, MHCB and MHTB constitute Other, since their portfolio segments are not identical to those used by MHBK, MHCB and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. The Group determines loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2011 and 2012.

	Recorded investment (1)			Unpaid principal balance (3)	Related allowance	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2011
Domestic:
Manufacturing	294,921	14,760	309,681	347,679	112,080	289,327	4,991
Construction and real estate	203,948	60,849	264,797	322,175	54,752	282,638	4,675
Services	93,168	14,736	107,904	132,786	30,783	149,132	2,297
Wholesale and retail	162,326	14,266	176,592	218,619	63,289	167,998	3,359
Transportation and communications	47,879	5,803	53,682	59,742	21,517	106,822	1,383
Banks and other financial institutions	3,353	54	3,407	4,841	1,388	13,417	95
Other industries	574	473	1,047	2,211	178	1,224	7
Individuals	118,013	171,773	289,786	321,901	11,220	246,913	4,101

Total domestic	924,182	282,714	1,206,896	1,409,954	295,207	1,257,471	20,908

Foreign:
Total foreign	103,104	12,569	115,673	124,003	38,137	117,415	2,173

Total	1,027,286	295,283	1,322,569	1,533,957	333,344	1,374,886	23,081

2012
Domestic:
Manufacturing	287,471	9,235	296,706	318,736	103,601	301,383	4,397
Construction and real estate	158,339	47,147	205,486	246,189	43,770	232,473	3,167
Services	105,809	13,078	118,887	139,842	33,233	117,306	2,346
Wholesale and retail	188,231	12,307	200,538	221,300	74,235	190,179	3,590
Transportation and communications	47,103	6,346	53,449	56,814	18,720	55,136	1,125
Banks and other financial institutions	11,577	56	11,633	12,761	5,105	8,385	348
Other industries	3,995	38	4,033	4,137	3,668	3,144	55
Individuals	134,886	129,314	264,200	296,466	12,461	276,518	5,237

Total domestic	937,411	217,521	1,154,932	1,296,245	294,793	1,184,524	20,265

Foreign:
Total foreign	141,572	13,313	154,885	157,887	62,047	134,614	3,158

Total	1,078,983	230,834	1,309,817	1,454,132	356,840	1,319,138	23,423

Notes:

(1)	Amounts also represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is completely corresponded to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The MHFG Group amended the unpaid principal balances to correct an immaterial error from the prior year. The amounts in the unpaid principal balance column as of March 31, 2011 were reduced in total by ¥210,161 million. This amendment did not impact the beginning or ending balance of allowance for loan losses and the amounts recorded in the consolidated financial statements of the Group.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans.
(5)	Certain impaired loans information for requiring and not requiring an allowance for loan losses for the fiscal year ended March 31, 2011 have been aggregated to conform to the current period’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The remaining balance of impaired loans which had been partially charged off was ¥58,474 million as of March 31, 2012.

Troubled debt restructurings

The MHFG Group considers restructuring, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as TDR. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is at E2 or below. The following table presents TDRs that were made during the fiscal year ended March 31, 2012.

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or Postponement of principal and/or interest
	Recorded investment (Note)	Charge-offs
	(in millions of yen)
Domestic:
Manufacturing	9,467	7,578	189,978
Construction and real estate	—	—	74,399
Services	—	—	109,576
Wholesale and retail	2,793	1,441	233,703
Transportation and communications	—	—	53,644
Banks and other financial institutions	—	—	23,789
Other industries	—	—	3,652
Individuals	—	—	60,209

Total domestic	12,260	9,019	748,950

Foreign:
Total foreign	—	—	69,576

Total	12,260	9,019	818,526

Note: Amounts represent book values of loans immediately after the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to category of substantially bankrupt or bankrupt. The following table presents payment defaults occurred during the fiscal year ended March 31, 2012 with respect to the loans modified as TDR within the previous twelve months.

Recorded investment
(in millions of yen)
Domestic:
Manufacturing	7,337
Construction and real estate	4,116
Services	7,863
Wholesale and retail	9,999
Transportation and communications	20,278
Banks and other financial institutions	—
Other industries	—
Individuals	800

Total domestic	50,393

Foreign:
Total foreign	3,475

Total	53,868

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2011 and 2012:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2011
Domestic:
Manufacturing	1,847	2,613	29,306	33,766	7,583,373	7,617,139
Construction and real estate	6,537	8,125	103,607	118,269	7,190,055	7,308,324
Services	3,916	1,836	21,631	27,383	4,259,361	4,286,744
Wholesale and retail	4,662	4,891	30,707	40,260	5,273,506	5,313,766
Transportation and communications	1,151	1,060	7,980	10,191	3,218,011	3,228,202
Banks and other financial institutions	1	8	264	273	3,907,792	3,908,065
Government and public institutions	—	—	—	—	7,154,049	7,154,049
Other industries	100	1	671	772	3,757,768	3,758,540
Individuals	42,851	22,411	137,040	202,302	11,979,249	12,181,551

Total domestic	61,065	40,945	331,206	433,216	54,323,164	54,756,380

Foreign:
Total foreign	8,550	6,224	14,975	29,749	9,985,312	10,015,061

Total	69,615	47,169	346,181	462,965	64,308,476	64,771,441

2012
Domestic:
Manufacturing	3,587	2,409	46,353	52,349	7,534,259	7,586,608
Construction and real estate	6,395	4,864	59,307	70,566	7,199,848	7,270,414
Services	3,325	2,436	14,571	20,332	3,960,947	3,981,279
Wholesale and retail	5,577	2,212	17,745	25,534	5,269,608	5,295,142
Transportation and communications	630	5,859	7,591	14,080	3,186,490	3,200,570
Banks and other financial institutions	—	—	6	6	3,501,260	3,501,266
Government and public institutions	—	—	—	—	6,911,725	6,911,725
Other industries	62	—	174	236	4,318,723	4,318,959
Individuals	41,802	23,189	85,964	150,955	11,759,801	11,910,756

Total domestic	61,378	40,969	231,711	334,058	53,642,661	53,976,719

Foreign:
Total foreign	2,137	5,728	14,531	22,396	12,079,458	12,101,854

Total	63,515	46,697	246,242	356,454	65,722,119	66,078,573

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Allowance for loan losses

In accordance with ASC 450, a formula-based allowance utilizing historical loss factors, after adjusted for existing economic conditions where appropriate, is applied to groups of non-homogeneous loans and small balance, homogeneous loans which have not been identified as impaired. In MHBK, MHCB and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK, MHCB and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK, MHCB and MHTB, such as consolidated VIEs and overseas subsidiaries. See Note 1 “Basis of presentation and summary of significant accounting policies” for further detail of the methodology used to determine allowance for loan losses and Note 5 “Loans” for further detail of obligor ratings and pool allocations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Allowance for loan losses for the fiscal years ended March 31, 2010, 2011 and 2012 and their breakdown by portfolio segment for the fiscal years ended March 31, 2011 and 2012 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2010
Balance at beginning of fiscal year				869,786

Provision (credit) for loan losses				222,102

Charge-offs				260,491
Less: Recoveries				53,808

Net charge-offs				206,683

Others (2)				(5,772)

Balance at end of fiscal year				879,433

2011
Balance at beginning of fiscal year	736,630	119,749	23,054	879,433

Provision (credit) for loan losses	(47,532)	33,352	14,827	647

Charge-offs	163,269	3,258	18,063	184,590
Less: Recoveries	45,213	1,499	934	47,646

Net charge-offs	118,056	1,759	17,129	136,944

Others (2)	(7,926)	—	(680)	(8,606)

Balance at end of fiscal year	563,116	151,342	20,072	734,530

2012
Balance at beginning of fiscal year	563,116	151,342	20,072	734,530

Provision (credit) for loan losses	(19,433)	(21,375)	17,764	(23,044)

Charge-offs	54,599	5,133	20,410	80,142
Less: Recoveries	48,354	1,442	2,460	52,256

Net charge-offs	6,245	3,691	17,950	27,886

Others (2)	(1,963)	—	1,055	(908)

Balance at end of fiscal year	535,475	126,276	20,941	682,692

Notes:

(1)	Prior impaired loans portfolio segment has been disaggregated into corporate and retail portfolio segments.
(2)	Others include primarily foreign exchange translation.
(3)	Certain Allowance for loan losses booked in other portfolio segment is classified in retail portfolio segment, as such allowance is set for loans in retail portfolio segment. The amounts for the fiscal year ended March 31, 2011 have been modified to conform to the current period’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2011 and 2012:

	Corporate	Retail	Other	Total
	(in millions of yen)
2011
Allowance for loan losses	563,116	151,342	20,072	734,530

of which individually evaluated for impairment	246,622	45,304	8,599	300,525
of which collectively evaluated for impairment	316,494	106,038	11,473	434,005

Loans (2)	47,402,056	13,162,377	4,207,008	64,771,441

of which individually evaluated for impairment	718,058	106,817	51,421	876,296
of which collectively evaluated for impairment	46,683,998	13,055,560	4,155,587	63,895,145

2012
Allowance for loan losses	535,475	126,276	20,941	682,692

of which individually evaluated for impairment	252,853	23,396	9,333	285,582
of which collectively evaluated for impairment	282,622	102,880	11,608	397,110

Loans (2)	48,572,906	12,959,663	4,546,004	66,078,573

of which individually evaluated for impairment	667,824	55,149	43,074	766,047
of which collectively evaluated for impairment	47,905,082	12,904,514	4,502,930	65,312,526

Notes:

(1)	Prior impaired loans portfolio segment has been disaggregated into corporate and retail portfolio segments.
(2)	Amounts represent loan balances before deducting unearned income and deferred loan fees.
(3)	Certain Allowance for loan losses booked in other portfolio segment is classified in retail portfolio segment, as such allowance is set for loans in retail portfolio segment. The amounts for the fiscal year ended March 31, 2011 have been modified to conform to the current period’s presentation.
(4)	Certain loans are reclassified among portfolio segments as well as among impairment methods. The amounts for the fiscal year ended March 31, 2011 have been modified to conform to the current period’s presentation.

Due mainly to an improvement in economic conditions, the amount of Provision for loan losses and charge-offs significantly decreased in the fiscal year ended March 31, 2010.

In the fiscal years ended March 31, 2011 and 2012, Provision for loan losses decreased by ¥221,445 million and ¥23,691 million, respectively, from the previous fiscal years. Both of the decreases were due mainly to upgrades in the obligor category of a broad range of borrowers as a result of the effectiveness of the MHFG Group’s credit management activities which was enhanced against the backdrop of the improving domestic economic environment, reflecting the continuing gradual recovery of the Japanese economy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Premises and equipment

Premises and equipment at March 31, 2011 and 2012 consist of the following:

	2011	2012
	(in millions of yen)
Land	266,827	271,083
Buildings	710,226	735,188
Equipment and furniture	466,667	480,068
Leasehold improvements	88,107	89,200
Construction in progress	28,777	11,575
Software	683,514	668,448

Total	2,244,118	2,255,562
Less: Accumulated depreciation and amortization	1,129,914	1,150,693

Premises and equipment—net	1,114,204	1,104,869

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2010, 2011 and 2012 was ¥156,393 million, ¥162,128 million and ¥160,231 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥47,074 million and ¥45,392 million at March 31, 2011 and 2012, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2011 and 2012 amounted to ¥28,954 million and ¥28,254 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	Global Corporate Group	Global Retail Group	Total
	(in millions of yen)
2010
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Foreign exchange translation	—	—	—
Balance at end of fiscal year	—	15,016	15,016

Gross amount of goodwill	25,715	39,559	65,274
Accumulated impairment losses	25,715	24,543	50,258

2011
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired (1)	1,973	—	1,973
Impairment losses recognized	—	9,379	9,379
Foreign exchange translation	—	—	—
Balance at end of fiscal year	1,973	5,637	7,610

Gross amount of goodwill	27,688	39,559	67,247
Accumulated impairment losses	25,715	33,922	59,637

2012
Balance at beginning of fiscal year	1,973	5,637	7,610
Goodwill acquired (2)	—	3,776	3,776
Impairment losses recognized	—	5,637	5,637
Foreign exchange translation	(130)	16	(114)
Balance at end of fiscal year	1,843	3,792	5,635

Gross amount of goodwill	27,558	43,351	70,909
Accumulated impairment losses	25,715	39,559	65,274

Notes:

(1)	Goodwill acquired is entirely related to the acquisition of Eurekahedge Pte, LTD.
(2)	Goodwill acquired is entirely related to the acquisition of PT. Mizuho Balimor Finance.

Due to prolonged severe business environment for MHIS, it was determined that the carrying amount of the MHIS operating segment exceeded its fair value, and therefore, goodwill impairment losses of ¥9,379 million and ¥5,637 million were recognized in the Global Retail Group during the fiscal years ended March 31, 2011 and 2012, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2011 and 2012.

	2011			2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	73,949	8,347	65,602	73,949	13,721	60,228
Other	2,587	2,190	397	2,399	2,071	328

Total	76,536	10,537	65,999	76,348	15,792	60,556

Intangible assets not subject to amortization:
Total	9,768	—	9,768	9,744	—	9,744

Total	86,304	10,537	75,767	86,092	15,792	70,300

Note:	Customer relationships were acquired by the merger of MHSC and Shinko. See Note 3 “Business combination” for further information.

For the fiscal years ended March 31, 2010, 2011, and 2012, the MHFG Group recognized ¥3,917 million, ¥5,292 million, and ¥5,490 million, respectively, of amortization expenses for intangible assets.

The table below presents the estimated aggregate amortization expenses for intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2013	5,572
2014	5,669
2015	5,331
2016	5,039
2017	4,761

9. Pledged assets and collateral

The following amounts, by balance sheet classifications, have been pledged as collateral for borrowings and for other purposes at March 31, 2011 and 2012:

	2011	2012
	(in billions of yen)
Interest-bearing deposits in other banks	52	47
Trading account assets	9,747	12,189
Available-for-sale securities	18,000	17,922
Loans	9,520	9,107
Other assets	649	1,009

Total	37,968	40,274

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The associated liabilities collateralized by the above assets at March 31, 2011 and 2012 are summarized below:

	2011	2012
	(in billions of yen)
Deposits	825	450
Call money and funds purchased	1,878	1,596
Payables under repurchase agreements	4,599	5,393
Payables under securities lending transactions	4,750	7,635
Other short-term borrowings	9,301	9,825
Long-term debt	4,989	3,129

Total	26,342	28,028

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2011 and 2012, the reserve funds maintained by the MHFG Group, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥7,847 billion and ¥5,656 billion, respectively.

At March 31, 2011 and 2012, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥15,275 billion and ¥14,704 billion, respectively, of which ¥13,504 billion and ¥11,859 billion, respectively, were sold or repledged. Such collateral was primarily obtained under resale or securities borrowing agreements, and was used generally as collateral under repurchase or securities lending agreements, or to cover short sales.

10. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2012) or more as well as the balances of those deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2011 and 2012 are as follows:

	2011	2012
	(in millions of yen)
Domestic offices:
Time deposits	17,655,932	17,232,463
Certificates of deposit	7,853,270	8,397,493

Total	25,509,202	25,629,956

Foreign offices:
Time deposits	6,166,293	6,420,138
Certificates of deposit	1,796,966	3,427,254

Total	7,963,259	9,847,392

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2011 and 2012 was ¥582 billion and ¥540 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2012 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	23,124,190	8,396,843	31,521,033
Due after one year through two years	1,881,506	650	1,882,156
Due after two years through three years	1,498,412	—	1,498,412
Due after three years through four years	386,194	—	386,194
Due after four years through five years	403,424	—	403,424
Due after five years	134,283	—	134,283

Total	27,428,009	8,397,493	35,825,502

Foreign offices:
Due in one year or less	6,405,155	3,427,254	9,832,409
Due after one year through two years	13,479	—	13,479
Due after two years through three years	1,037	—	1,037
Due after three years through four years	1,678	—	1,678
Due after four years through five years	1,723	—	1,723
Due after five years	796	—	796

Total	6,423,868	3,427,254	9,851,122

Total	33,851,877	11,824,747	45,676,624

11. Debentures

MHBK and MHCB issued debentures denominated in Japanese yen with fixed interest rate to private investors as a source of funding for their operational needs. The following table presents interest rates and maturities of debentures:

	Interest rates	Maturities	2011	2012
	(%)		(in millions of yen)
Five-year coupon debentures	0.06 – 0.66	Apr.2011-Apr.2016	740,933	—

Notes:

(1)	Interest rates and maturities shown are as of March 31, 2011.
(2)	All debentures of ¥740,933 million at March 31, 2011 either matured, or were transferred to time deposits or withdrawn before maturity during the fiscal year ended March 31, 2012.

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

On April 1, 2010, the MHFG Group consolidated certain guaranteed principal money trusts. See Note 26 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2011 and 2012 is comprised of the following:

	2011	2012
	(in millions of yen)
Obligations under capital leases	23,794	20,851
Loan participation borrowings	69,937	59,517
Senior borrowings and bonds	4,550,298	4,438,602
Subordinated borrowings and bonds	4,309,467	3,942,848

Total	8,953,496	8,461,818

The following table presents interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2011	2012
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0-9.60	Apr. 2012-Jul. 2040	3,007,615	2,884,693
fixed rate denominated in U.S. dollars	0-7.49	Sep. 2012-Sep. 2038	5,288	126,371
fixed rate denominated in other currencies	0.60-4.58	Apr. 2012-Sep. 2014	11,243	63
floating rate denominated in Japanese yen	0-14	Apr. 2012-Mar. 2042	1,231,317	1,117,315
floating rate denominated in U.S. dollars	0-10	Apr. 2012-Jul. 2047	294,202	309,567
floating rate denominated in other currencies	0-1.81	Nov. 2012-May 2015	633	593

Total			4,550,298	4,438,602

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	1.31-4.74	Apr. 2012-Perpetual	3,536,156	3,366,558
fixed rate denominated in U.S. dollars	5.89-14.91	Apr. 2014-Perpetual	246,290	243,299
fixed rate denominated in Euro			59,588	—
floating rate denominated in Japanese yen	0.60-3.88	Mar. 2013-Perpetual	406,318	331,348
floating rate denominated in U.S. dollars	1.49-1.49	Dec. 2017-Jan. 2018	61,115	1,643

Total			4,309,467	3,942,848

Total			8,859,765	8,381,450

Notes:

(1)	The interest rates shown are the range of contractual rates in effect at March 31, 2012.
(2)	Maturity information shown is the range of maturities at March 31, 2012.
(3)	None of the long-term debt issues listed above is convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2012:

(in millions of yen)
Fiscal years ending March 31:
2013	884,573
2014	764,019
2015	1,114,695
2016	1,102,843
2017	751,903
2018 and thereafter	3,843,785

Total	8,461,818

14. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2011 and 2012:

	2011	2012
	(in millions of yen)
Other assets:
Collateral provided for derivative transactions	529,967	822,358
Accounts receivable from brokers, dealers and customers for securities transactions	841,542	815,064
Financial Stabilization Funds	330,153	189,146
Security deposits	106,881	106,682
Miscellaneous receivables	84,861	70,660
Loans held for sale	10,411	6,650
Other	437,734	573,355

Total	2,341,549	2,583,915

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,424,490	1,865,871
Guaranteed trust principal	578,283	550,869
Factoring amounts owed to customers	335,944	371,602
Collateral accepted for derivative transactions	322,960	366,928
Miscellaneous payables	249,487	296,690
Unearned income	146,536	141,967
Matured debentures	150,241	115,933
Accrued pension liability	102,392	27,060
Other	768,556	807,842

Total	4,078,889	4,544,762

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

The MHFG Group made deposits with the Funds amounting to ¥359,017 million during the fiscal year ended March 31, 1997. The deposits were expected to mature in 15 years from the deposit date. The deposits were discounted to their present value at the time of the deposit and the discount was accreted over the expected period to maturity using the interest method. The carrying amount of the deposits as of March 31, 2011 was ¥330,153 million. ¥149,017 million of the deposits was collected during the fiscal year ended March 31, 2012, and the remaining carrying amount of the deposits as of March 31, 2012 of ¥189,146 million was collected in June 2012.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

Matured debentures

Matured debentures represent the principal balance of debentures that have reached maturity but have not yet been repaid to customers.

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, which the MHFG Group provides guarantees for the repayment of principal. See Note 26 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Preferred stock

The composition of preferred stock at March 31, 2010, 2011 and 2012 is as follows:

2010	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	415,471,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	415,471,000

2011	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	497,866,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	497,866,000

2012	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	541,073,800	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	541,073,800

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Eleventh series class XI preferred stock is convertible into common stock at the option of the holder. Material terms and conditions of conversion are as follows.

	Conversion period	Conversion ratio (Note)
Eleventh series class XI preferred stock	July 1, 2008 to June 30, 2016	¥1,000/(conversion price), where the conversion price after adjustment is ¥282.90 on or after August 30, 2011; to be reset on July 1 of each year between 2012 and 2015 (each, a “Reset Date”) as ¥1,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the Tokyo Stock Exchange (“TSE”) for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price after adjustment effective as of the day before the relevant Reset Date, provided that the conversion price shall not be less than ¥282.90.

Note:	Subject to adjustment, where issuance or disposal by MHFG of common stock for a price below the “current market price”, a stock split, issuance of securities convertible into common stock at a price below the “current market price” at the time of issuance thereof or determination of the conversion price thereof, merger or amalgamation, or a capital decrease or stock consolidation occurs and in certain other circumstances.

Each share of preferred stock which has not been converted as described above by the end of the relevant conversion period will be converted into common stock on the day following the end of the conversion period on the following terms:

	Conversion date	Conversion ratio
Eleventh series class XI preferred stock	July 1, 2016	¥1,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2016, provided that the current market price shall not be less than ¥282.90.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

Class of stock	Issued at March 31, 2009	Net change	Issued at March 31, 2010	Net change	Issued at March 31, 2011	Net change	Issued at March 31, 2012
	(number of shares)
Eleventh series class XI preferred stock (Note)	914,752,000	—	914,752,000	—	914,752,000	—	914,752,000
Thirteenth series class XIII preferred stock	36,690,000	—	36,690,000	—	36,690,000	—	36,690,000

Total	951,442,000	—	951,442,000	—	951,442,000	—	951,442,000

Class of stock	Aggregate amount at March 31, 2009	Net change	Aggregate amount at March 31, 2010	Net change	Aggregate amount at March 31, 2011	Net change	Aggregate amount at March 31, 2012
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	—	914,752	—	914,752	—	914,752
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	—	36,690

Total	951,442	—	951,442	—	951,442	—	951,442

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

16. Common stock

On September 1, 2011, MHFG exchanged 824,271,984 shares of its common stock for 30.15 percent of the voting equity interests in MHTB, in order to turn MHTB into MHFG’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥95,828 million and the MHFG Group recognized decrease of ¥65,494 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥958 million was adjusted to reflect the change in the ownership interest in MHTB through a corresponding increase in additional paid-in capital.

On September 1, 2011, MHCB exchanged 951,166,005 shares of MHFG’s common stock for 40.80 percent of the voting equity interests in MHSC, in order to turn MHSC into MHCB’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥110,379 million and the Group recognized increase of ¥38,423 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥2,178 million was adjusted to reflect the change in the ownership interest in MHSC through a corresponding decrease in additional paid-in capital.

On September 1, 2011, MHBK exchanged 322,928,897 shares of MHFG’s common stock for 46.02 percent of the voting equity interests in MHIS, in order to turn MHIS into MHBK’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥37,497 million and the Group recognized increase of ¥11,599 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥744 million was adjusted to reflect the change in the ownership interest in MHIS through a corresponding increase in additional paid-in capital.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
	(shares)
Balance at beginning of fiscal year	11,178,940,660	15,494,397,690	21,782,185,320
Issuance of new shares of common stock by conversion of Eleventh series class XI preferred stock	1,315,457,030	287,787,630	151,921,540
Issuance of new shares of common stock by exercise of stock acquisition rights	—	—	4,748,000
Issuance of new shares of common stock by public offering	2,804,400,000	5,609,000,000	—
Issuance of new shares of common stock by way of third-party allotment	195,600,000	391,000,000	—
Issuance of new shares of common stock for stock exchanges	—	—	2,109,310,867

Balance at end of fiscal year	15,494,397,690	21,782,185,320	24,048,165,727

17. Dividends

The amount available for dividends under the Company Law is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2012, MHFG’s capital stock, capital surplus and retained earnings were ¥2,254,973 million, ¥1,194,865 million and ¥1,235,038 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches to one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2012 was ¥1,199,215 million, of which ¥1,194,865 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for legal reserve, the Company Law and the Banking Law impose certain limitations on the amount available for dividends. Under the Company Law, MHFG’s maximum amount available for dividends, at March 31, 2012, was ¥1,225,235 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Law and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier 1 capital for capital adequacy purposes. See Note 18 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends on preferred stock and common stock during the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

2010	Cash dividends

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,239
Thirteenth series class XIII preferred stock	30	1,101
Common stock	10	111,676

Total		131,016

2011	Cash dividends

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	9,985
Thirteenth series class XIII preferred stock	30	1,101
Common stock	8	123,880

Total		134,966

2012	Cash dividends (1)

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	30	12,173
Thirteenth series class XIII preferred stock	45	1,651
Common stock	9	202,684

Total		216,508

Notes:
(1)	As MHFG commenced to distribute an interim dividend from the fiscal year ended March 31, 2012, the amounts for the fiscal year include such interim dividends.
(2)	Dividends paid on treasury stock are excluded.

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

In December 2008, the Financial Services Agency implemented special temporary measures, applicable through March 2012, which (i) allow Japanese banks and bank holding companies with international operations to elect not to add unrealized gains on valuation of bonds with a zero risk weighting to Tier 2 capital and not to deduct

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unrealized losses on valuation of bonds with a zero risk weighting from Tier 1 capital, and (ii) require Japanese banks and bank holding companies with only domestic operations not to deduct unrealized losses on valuation of “other securities” under Japanese GAAP (including equity securities) from Tier 1 capital. The Japanese capital adequacy requirements applicable to Japanese banks and bank holding companies with only domestic operations do not allow unrealized gains on “other securities” to be added to Tier 2 capital before or after these special temporary measures.

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011), which sets out a framework for higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines to be applied from March 31, 2013, which generally reflect certain rules in the Basel III text that are scheduled to be applied from January 1, 2013.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2011 and 2012 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	2011		2012
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,068	4.00	2,007	4.00
Actual	6,170	11.93	6,398	12.75
Total risk-based capital:
Required	4,136	8.00	4,013	8.00
Actual	7,911	15.30	7,773	15.49
MHCB:
Tier 1 capital:
Required	1,125	4.00	1,117	4.00
Actual	4,529	16.10	4,431	15.86
Total risk-based capital:
Required	2,250	8.00	2,235	8.00
Actual	5,287	18.80	4,974	17.80
MHBK:
Tier 1 capital:
Required	457	2.00	426	2.00
Actual	2,375	10.38	2,428	11.39
Total risk-based capital:
Required	915	4.00	852	4.00
Actual	3,411	14.91	3,307	15.52
MHTB:
Tier 1 capital:
Required	98	4.00	95	4.00
Actual	297	12.11	335	14.02
Total risk-based capital:
Required	196	8.00	191	8.00
Actual	400	16.34	436	18.26
Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,025	4.00	1,013	4.00
Actual	4,054	15.82	4,135	16.32
Total risk-based capital:
Required	2,049	8.00	2,026	8.00
Actual	5,212	20.34	5,105	20.15
MHBK:
Tier 1 capital:
Required	442	2.00	413	2.00
Actual	2,329	10.54	2,380	11.51
Total risk-based capital:
Required	884	4.00	826	4.00
Actual	3,318	15.02	3,227	15.62
MHTB:
Tier 1 capital:
Required	96	4.00	94	4.00
Actual	296	12.28	332	14.13
Total risk-based capital:
Required	193	8.00	188	8.00
Actual	399	16.54	433	18.42

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

Management believes, as of March 31, 2012, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

19. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010	2011	2012
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	999,689	412,669	656,389
Less: Net income attributable to preferred shareholders	11,086	9,438	8,672

Net income attributable to common shareholders	988,603	403,231	647,717

Effect of dilutive securities:
Convertible preferred stock	9,986	8,337	7,571
Stock compensation-type stock options	(25)	(19)	—

Net income attributable to common shareholders after assumed conversions	998,564	411,549	655,288

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2010	2011	2012
	(thousands of shares)
Shares:
Weighted average common shares outstanding	14,013,058	19,722,818	23,073,544

Effect of dilutive securities:
Convertible preferred stock (Note)	2,181,091	1,682,139	1,384,367
Stock compensation-type stock options	6,663	10,152	11,628

Weighted average common shares after assumed conversions	16,200,812	21,415,109	24,469,539

	2010	2011	2012
	(in yen)
Amounts per common share:
Basic net income per common share	70.55	20.44	28.07

Diluted net income per common share	61.64	19.22	26.78

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

20. Income taxes

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010	2011	2012
	(in millions of yen)
Current:
Domestic	10,975	6,951	22,103
Foreign	6,138	11,412	32,714

Total current tax expense	17,113	18,363	54,817

Deferred:
Domestic	(378,678)	174,667	(36,777)
Foreign	1,370	197	(4,162)

Total deferred tax expense	(377,308)	174,864	(40,939)

Total income tax expense	(360,195)	193,227	13,878

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The preceding table does not reflect the tax effects of items recorded directly in Shareholders’ equity for the fiscal years ended March 31, 2010, 2011 and 2012. The detailed amounts recorded directly in Shareholders’ equity are as follows:

	2010	2011	2012
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities:
Unrealized gains (losses)	361,234	(131,416)	29,925
Less: reclassification adjustments (Note)	(54,757)	(32,473)	18,249

Total	306,477	(163,889)	48,174

Pension liability adjustments:
Unrealized gains (losses)	9,051	(42,090)	2,367
Less: reclassification adjustments	14,481	6,206	8,992

Total	23,532	(35,884)	11,359

Total tax effect before allocation to noncontrolling interests	330,009	(199,773)	59,533

Note:	The amounts for the fiscal years ended March 31, 2011 and 2012 are presented based on the balances of AOCI at the point of their realization into earnings. The amount for the fiscal year ended March 31, 2010, which was previously presented based on the beginning balance of AOCI, is presented in the same manner to conform to the current year presentation.

Since the MHFG Group does not have the intention to divest its foreign subsidiaries in the foreseeable future, deferred taxes are not provided on the temporary differences related to foreign currency translation adjustments.

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to actual income tax expense for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010	2011	2012
	(in millions of yen, except tax rates)
Income before income tax expense (benefit)	686,455	611,357	662,835
Effective statutory tax rate	40.69%	40.69%	40.69%

Income tax calculated at the statutory tax rate	279,319	248,761	269,708
Income not subject to tax	(23,207)	(17,334)	(18,295)
Expenses not deductible for tax purposes	1,496	1,517	1,469
Tax rate differentials of subsidiaries	650	3,288	(4,142)
Change in valuation allowance	(1,104,610)	(135,867)	(371,271)
Change in undistributed earnings of subsidiaries	10,384	10,724	(7,118)
Change in net operating loss carryforwards resulting from intercompany capital transactions	(1,400)	1,484	162
Expiration of net operating loss carryforwards	481,805	76,903	33,576
Business combination (Note 3)	(38,721)	—	—
Effect of enacted change in tax rates (Note)	—	—	107,011
Other	34,089	3,751	2,778

Income tax expense (benefit)	(360,195)	193,227	13,878

Note:	On November 30, 2011, the National Diet of Japan approved two bills affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rates concerning MHFG’s tax returns for the fiscal years ending March 31, 2013 to 2015 and for the fiscal years ending March 31, 2016 and thereafter will be reduced to 38.01% and 35.64%, respectively, from the previous rate of 40.69%. The decrease of the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized in Income tax expense in the fiscal year ended March 31, 2012.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets at March 31, 2011 and 2012 are as follows:

	2011	2012
	(in millions of yen)
Deferred tax assets:
Investments	1,096,761	1,063,804
Allowance for loan losses	416,785	333,231
Trading account assets	92,192	58,598
Prepaid pension cost and accrued pension liabilities	71,690	11,559
Financial Stabilization Funds	11,729	—
Premises and equipment	6,757	—
Undistributed earnings of subsidiaries	—	1,193
Net operating loss carryforwards	1,790,354	1,476,045
Other	302,407	282,998

	3,788,675	3,227,428
Valuation allowance	(2,478,130)	(1,952,899)

Deferred tax assets, net of valuation allowance	1,310,545	1,274,529

Deferred tax liabilities:
Available-for-sale securities	354,710	368,929
Derivative financial instruments	32,172	28,021
Premises and equipment	—	3,838
Undistributed earnings of subsidiaries	5,925	—
Other	76,121	52,863

Deferred tax liabilities	468,928	453,651

Net deferred tax assets	841,617	820,878

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation in the consolidated balance sheets.

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies available in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets would be deductible, management believed it was more likely than not that the MHFG Group would realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2011 and 2012.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2012, the MHFG Group had net operating loss carryforwards totaling ¥4,042 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2013	2,690
2014	16
2015	5
2016	—
2017	—
2018 and thereafter	1,331

Total	4,042

Included in net operating loss carryforwards in the above table are carryforwards of the holding company and a subsidiary of ¥3,511 billion resulting mainly from intercompany capital transactions. The tax effect of these carryforwards is offset by a full valuation allowance.

The total amount of unrecognized tax benefits including ¥602 million, ¥651 million and ¥802 million interest and penalties was ¥4,193 million, ¥1,829 million and ¥2,160 million at March 31, 2010, 2011 and 2012, respectively, of which ¥2,596 million, ¥1,829 million and ¥2,160 million would, if recognized, affect the Group’s effective tax rate, respectively. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010	2011	2012
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	11,639	4,193	1,829

Gross amount of increases related to positions taken during prior years	3,394	117	362
Gross amount of increases related to positions taken during the current year	—	20	244
Amount of decreases related to settlements	(10,306)	(2,218)	(227)
Foreign exchange translation	(534)	(283)	(48)

Total unrecognized tax benefits at end of fiscal year	4,193	1,829	2,160

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2004, 2002 and 2002, respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized for contributions to the plans for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥3,391 million, ¥3,601 million and ¥2,129 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2010, 2011 and 2012 includes the following components:

	2010	2011	2012
	(in millions of yen)
Service cost-benefits earned during the fiscal year	27,342	27,761	27,734
Interest costs on projected benefit obligation	25,062	25,182	24,267
Expected return on plan assets	(15,120)	(40,209)	(28,234)
Amortization of prior service benefit	(318)	(319)	(318)
Amortization of net actuarial loss (gain)	36,483	15,532	25,595
Special termination benefits (Note)	4,387	4,222	14,115

Net periodic benefit cost	77,836	32,169	63,159

Note:	The amount for the fiscal year ended March 31, 2012 includes special termination benefits of ¥9,828 million pertaining to MHSC’s voluntary retirement scheme.

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2011 and 2012 were summarized as follows:

	2011	2012
	(in millions of yen)
Net actuarial gain (loss)	(130,169)	25,401
Amortization of net actuarial loss (gain)	15,532	25,595
Amortization of prior service benefit	(319)	(318)

Total recognized in other comprehensive income (loss) before-tax	(114,956)	50,678

As of March 31, 2012, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service benefit and actuarial loss over the next fiscal year, are estimated to be ¥318 million and ¥16,964 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2010	2011	2012
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	1.93%	1.83%	1.73%
Rates of increase in future compensation level	2.13-6.12%	2.28-6.15%	2.33-6.46%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	1.93%	1.93%	1.83%
Rates of increase in future compensation level	1.93-6.27%	2.13-6.12%	2.28-6.15%
Expected rates of return on plan assets	1.49%	3.10%	2.27%

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2011 and 2012 for the plans of MHFG and its subsidiaries:

	2011	2012
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,306,349	1,328,316
Service cost	27,761	27,734
Interest cost	25,182	24,267
Plan participants’ contributions	1,196	1,186
Actuarial loss (gain)	33,171	32,307
Foreign exchange translation	(1,112)	(364)
Benefits paid	(46,461)	(51,981)
Lump-sum payments	(17,770)	(17,751)

Benefit obligation at end of fiscal year	1,328,316	1,343,714

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,276,783	1,226,058
Actual return (negative return) on plan assets	(56,880)	85,935
Foreign exchange translation	(829)	(289)
Employer contributions	52,249	62,254
Plan participants’ contributions	1,196	1,186
Benefits paid	(46,461)	(51,981)

Fair value of plan assets at end of fiscal year	1,226,058	1,323,163

Funded status	(102,258)	(20,551)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	134	6,509
Accrued pension liability	(102,392)	(27,060)

Net amount recognized	(102,258)	(20,551)

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefit	1,979	1,661
Net actuarial gain (loss)	(407,974)	(356,978)

Net amount recognized	(405,995)	(355,317)

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,301,798 million and ¥1,312,981 million, respectively, as of March 31, 2011 and 2012. The defined benefit plans generally employ a multi-variable and non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2011 and 2012:

	2011	2012
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	1,327,682	87,935
Fair value of plan assets	1,225,290	60,831
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	1,301,163	84,752
Fair value of plan assets	1,225,290	60,831

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets excluding those of the employee retirement benefit trusts at March 31, 2012 is as follows:

Asset category	Asset ratio
Japanese equity securities	16.00%
Japanese debt securities	34.00%
Foreign equity securities	16.00%
Foreign debt securities	20.00%
General account of life insurance companies	14.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest rate.

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2011 and 2012, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 29 “Fair value”.

	2011						2012
	Level 1		Level 2		Level 3	Total	Level 1		Level 2		Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	533		—		—	533	601		—		—	601
Pooled funds (2)	—		67		—	67	—		70		—	70
Japanese debt securities:
Government bonds	161		—		—	161	183		—		—	183
Pooled funds (2)	—		40		—	40	—		41		—	41
Other	—		8		—	8	—		8		—	8
Foreign equity securities:
Common stocks	46		—		—	46	43		—		—	43
Pooled funds (2)	—		71		—	71	—		77		—	77
Foreign debt securities:
Government bonds	60		5		—	65	61		4		—	65
Pooled funds (2)	—		48		—	48	—		52		—	52
Other	—		13		—	13	—		16		—	16
General account of life insurance companies (3)	—		105		—	105	—		108		—	108
Hedge funds	—		—		1	1	—		—		1	1
Other	70	(4)	(2	) (5)	—	68	60	(4)	(2	) (5)	—	58

Total assets at fair value	870		355		1	1,226	948		374		1	1,323

Notes:

(1)	This class includes equity securities held in the employee retirement benefit trusts of ¥504 billion and ¥572 billion at March 31, 2011 and 2012, respectively, which are well-diversified across industries.
(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at their net asset values per share and can be redeemable within short-term period upon request.
(3)	Investments in this class are measured at conversion value.
(4)	Amounts primarily include cash and short-term assets carried at fair value.
(5)	Amounts primarily include foreign exchange contracts carried at fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts of actual returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2011 and 2012 were not significant.

Contributions

A contribution of approximately ¥48 billion is expected to be paid to the pension plans in the fiscal year ending March 31, 2013, based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2013	61,748
2014	64,591
2015	66,872
2016	68,812
2017	69,999
2018-2022	360,114

22. Stock-based compensation

Concurrently with the abolishment of, and as an alternative to the retirement allowances program for directors and executive officers of MHFG, MHBK, MHCB, and MHTB, the MHFG Group introduced stock compensation-type stock options, in the form of stock acquisition rights, for directors (excluding the outside directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”) in June 2008. The Group also introduced similar stock compensation-type stock options for MHSC’s Directors in June 2009. The Group maintained three types of stock-based compensation plans for Directors of MHFG, MHBK and MHCB (“MHFG Stock Plan”), for those of MHTB (“MHTB Stock Plan”), and for those of MHSC (“MHSC Stock Plan”). These three plans were integrated into MHFG Stock Plan during the fiscal year ended March 31, 2012, as MHTB and MHSC became MHFG’s wholly-owned subsidiaries and the stocks of these entities were delisted.

MHFG Stock Plan

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2012:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	12,338,000	1
Granted during fiscal year	12,452,000	1
Exercised during fiscal year	5,295,000	1
Forfeited during fiscal year	4,000	1

Outstanding at end of fiscal year	19,491,000	1	19.05	2,612

Exercisable at end of fiscal year	534,000	1	18.49	72

There were no non-vested stock options remaining as of March 31, 2012.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The risk-free interest rate is based on the Japanese government bonds yield curve for the expected remaining term in effect at the date of grant. The expected volatility is based on the historical trading data of MHFG common stock. The expected remaining term is based on the average service period of Directors of MHFG, MHBK, MHCB, MHTB and MHSC, which represents the period of time that stock acquisition rights granted are expected to be outstanding. The expected dividend yield is based on the dividend rate of MHFG common stock at the date of grant.

	For the stock acquisition rights granted during the fiscal years ended March 31,
	2011	2012
Risk-free interest rate	0.13%	0.15%
Expected volatility	59.55%	34.04%
Expected remaining term (in years)	2.00	2.34
Expected dividend yield	4.55%	5.66%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2010, 2011 and 2012 was ¥168,690, ¥119,520 and ¥91,840, respectively.

The compensation cost related to this plan recognized in income was ¥984 million, ¥814 million and ¥788 million during the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

Ex-MHTB Stock Plan

In this plan, 1,000 shares of MHTB common stock were to be issued or transferred upon exercise of each of the stock acquisition rights. The amount to be paid upon exercise was 1 yen per share. The contractual term of the stock acquisition rights was 20 years. A holder might exercise the stock acquisition rights only after the date on which such holder lost the status as a Director of MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a roll-forward of ex-MHTB Stock Plan for the fiscal year ended March 31, 2012:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	4,564,000	1
Exercised during fiscal year	1,518,000	1
Cancelled during fiscal year (Note)	3,046,000	1

Outstanding at end of fiscal year	—	—	—	—

Exercisable at end of fiscal year	—	—	—	—

Note:	All outstanding stock acquisition rights were cancelled as the plan was abolished.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The assumptions used were the same as those of MHFG Stock Plan except that the underlying security was MHTB common stock.

For the stock acquisition rights granted during the fiscal year ended March 31,
2011
Risk-free interest rate	0.15%
Expected volatility	47.67%
Expected remaining term (in years)	2.00
Expected dividend yield	1.37%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2010 and 2011 was ¥110,000 and ¥70,030, respectively.

The compensation cost related to this plan recognized in income was ¥192 million and ¥181 million during the fiscal years ended March 31, 2010 and 2011, respectively.

Ex-MHSC Stock Plan

In this plan, 1,000 shares of MHSC common stock were to be issued or transferred upon exercise of each of the stock acquisition rights. The amount to be paid upon exercise was 1 yen per share. The contractual term of the stock acquisition rights was 20 years. A holder might exercise the stock acquisition rights only after the date on which such holder lost the status as a Director of MHSC. If a holder assumed the status as a Director of the company immediately after losing the status as a Director of the company, the holder might exercise the stock acquisition rights only after losing such status finally and definitely.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a roll-forward of ex-MHSC Stock Plan for the fiscal year ended March 31, 2012:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	2,621,000	1
Exercised during fiscal year	1,104,000	1
Cancelled during fiscal year (Note)	1,517,000	1

Outstanding at end of fiscal year	—	—	—	—

Exercisable at end of fiscal year	—	—	—	—

Note:	All outstanding stock acquisition rights were cancelled as the plan was abolished.

The following table presents the assumptions to estimate the fair value of stock acquisition rights on the date of grant used in the Black-Scholes option pricing model. The assumptions used were the same as those of MHFG Stock Plan except that the underlying security was MHSC common stock.

For the stock acquisition rights granted during the fiscal year ended March 31,
2011
Risk-free interest rate	0.18%
Expected volatility	50.47%
Expected remaining term (in years)	3.27
Expected dividend yield	2.42%

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes notional and fair value amounts of derivative instruments outstanding as of March 31, 2011 and 2012. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement in the consolidated balance sheets as well as the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2011	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	854,186	—	9,964	—	9,541
Foreign exchange contracts	79,757	—	2,845	1	2,464
Equity-related contracts	3,242	—	154	—	150
Credit-related contracts	8,934	—	59	—	39
Other contracts	803	—	104	—	87

Total	946,922	—	13,126	1	12,281

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2012	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	886,354	—	9,789	—	9,453
Foreign exchange contracts	83,984	—	2,582	15	2,559
Equity-related contracts	4,796	—	145	—	180
Credit-related contracts	6,984	—	59	—	36
Other contracts	727	—	61	—	46

Total	982,845	—	12,636	15	12,274

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which amounts were ¥530 billion and ¥323 billion at March 31, 2011, and ¥822 billion and ¥367 billion at March 31, 2012, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hedges

The MHFG Group primarily uses option and forward contracts to modify exposure to changes in fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value and price differences between the spot and the forward from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2010, 2011 and 2012:

	Gains (losses) recorded in income
2010	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	469	(898)	—	(429)

Total	469	(898)	—	(429)

	Gains (losses) recorded in income
2011	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(1,191)	996	—	(195)

Total	(1,191)	996	—	(195)

	Gains (losses) recorded in income
2012	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(214)	150	—	(64)
Equity-related contracts	(285)	278	—	(7)

Total	(499)	428	—	(71)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2010, 2011 and 2012:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2010		2011		2012
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(4,489)	—	43,740	5,168	8,024	1,666

Total	(4,489)	—	43,740	5,168	8,024	1,666

Note:	Related to the effective portion of net investment hedges, Accumulated other comprehensive income (loss) of ¥0 million, ¥(1,144) million and ¥1,893 million were reclassified to earnings for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, RMBS, CMBS, CLO and other similar assets. Such derivatives are accounted for as trading positions. The change in fair value of those instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2010, 2011 and 2012:

	Gains (losses) recorded in income
	2010	2011	2012
	(in millions of yen)
Interest rate contracts (1)	115,416	250,222	261,632
Foreign exchange contracts	111,845	(105,504)	(146,258)
Equity-related contracts (1)	(22,841)	11,223	(7,143)
Credit-related contracts (2)	(97,215)	(15,220)	(5,575)
Other contracts	(2,103)	1,943	283

Total	105,102	142,664	102,939

Notes:

(1)	The net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	The amounts include the net loss of ¥90,642 million, ¥8,207 million and ¥3,391 million on the credit derivatives hedging the credit risk in loans during the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

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

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2011 and 2012:

	2011		2012
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written
Investment grade	2,509	—	2,072	(2)
Non-investment grade	1,935	6	1,303	2

Total	4,444	6	3,375	—

Credit protection purchased	4,520	15	3,651	23

Note:

Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2011 and 2012:

	Maximum payout/Notional amount
	2011	2012
	(in billions of yen)
One year or less	1,212	1,422
After one year through five years	3,024	1,896
After five years	208	57

Total	4,444	3,375

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on March 31, 2011 and 2012 was ¥1,501 billion and ¥1,585 billion, respectively. As the Group has provided ¥1,102 billion and ¥1,379 billion as collateral to the counterparties in its normal course of business on March 31, 2011 and 2012, respectively, if the contingent features described above were triggered on March 31, 2011 and 2012, the amount immediately required to settle would be ¥399 billion and ¥206 billion, respectively.

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

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value on the consolidated balance sheets at the inception of the guarantee. The carrying amount of guarantees and similar obligations at March 31, 2011 and 2012 was ¥15 billion and ¥17 billion, respectively, and was included in Other liabilities.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees for the repayment of trust principal

The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to compensate for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off impaired loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. On April 1, 2010, the MHFG Group consolidated certain guaranteed principal money trusts. See Note 26 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust. The contract amounts of guarantees for repayment of unconsolidated trust principal are presented in the tables below.

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

Liabilities of trust accounts

The MHFG Group, as trustee, may enter into an agreement with a third party who is not the party to the relevant trust agreement to the extent necessary to handle the trust affairs for the purpose of fulfilling the objectives of the trust and, as such, the trustee shall be allowed to assume certain liabilities. Pursuant to Japanese trust-related laws, the trustee is ultimately liable to pay those liabilities out of its proprietary assets in the event that the trust assets are insufficient to cover those liabilities. The amount of trust liabilities rarely exceeds the amount of trust assets and, therefore, those liabilities are generally covered by the corresponding trust assets. To avoid the demand for payment out of the proprietary assets, the trustee can enter into a special covenant of limited liability under which the trust creditors agree to limit the trustee’s liability to the value of the trust assets and to waive the right for compulsory execution against the trustee’s proprietary assets. The MHFG Group regularly monitors the condition of trust accounts to minimize exposures against making payment.

The amounts of such liabilities in the trust accounts excluding those with the special covenant of limited liability are presented in the tables below. Liabilities of trust accounts principally include obligations to return collateral under security lending transactions and others.

Derivative financial instruments

Certain written options and credit default swaps are deemed guarantees pursuant to the definition of guarantees in ASC 460 if these contracts require the MHFG Group to make payments to counterparties based on changes in an underlying instrument or index that is related to an asset, a liability, or an equity security of counterparties. The MHFG Group’s payments could involve a gross settlement or a net settlement. Because it is difficult in practice to determine whether the counterparty has the asset, the liability or the equity security relating to the underlying, the MHFG Group has decided to include all credit default swaps and written options, excluding written options outside the scope of ASC 460, in the guarantee disclosures.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2011 and 2012. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

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

2011	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,580	886	559	135
Guarantees on loans	539	136	53	350
Guarantees on securities	10	4	6	—
Other guarantees	872	602	192	78
Guarantees for the repayment of trust principal	249	—	181	68
Liabilities of trust accounts	8,144	7,982	51	111
Derivative financial instruments	30,567	11,386	16,048	3,133

2012	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,681	978	536	167
Guarantees on loans	502	173	41	288
Guarantees on securities	73	32	41	—
Other guarantees	997	695	218	84
Guarantees for the repayment of trust principal	184	—	140	44
Liabilities of trust accounts	8,313	8,132	67	114
Derivative financial instruments	28,620	13,546	12,446	2,628

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2011 and 2012:

	2011	2012
	(in billions of yen)
Investment grade	1,760	2,125
Non-investment grade	1,241	1,128

Total	3,001	3,253

Note:	Investment grade in the internal rating scale is generally corresponding to BBB- or above in external rating scale.

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2011 and 2012:

	2011	2012
	(in billions of yen)
Commitments to extend credit (Note)	50,436	52,438
Commercial letters of credit	465	536

Total	50,901	52,974

Note:	Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

Other liabilities include an allowance for losses on off-balance-sheet instruments, of which amount at March 31, 2011 and 2012 was ¥112 billion and ¥112 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. Future minimum rental commitments for noncancelable leases at March 31, 2012 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2013	5,601	42,086
2014	4,336	30,365
2015	3,432	12,663
2016	2,847	8,480
2017	2,129	7,470
2018 and thereafter	3,891	20,633

Total minimum lease payments	22,236	121,697

Amount representing interest	1,385

Present value of minimum lease payments	20,851

Total rental expense for the fiscal years ended March 31, 2010, 2011 and 2012 was ¥106,177 million, ¥102,455 million and ¥101,003 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years at total lease payment for the whole period of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009, 2011 and 2012, and the total lease payment for the whole period increased to ¥215,210 million, consequently. The MHFG Group recorded the transactions as operating leases. The future minimum lease payments under the terms of the related lease agreements were ¥54,735 million, ¥39,421 million and ¥29,879 million at March 31, 2010, 2011 and 2012, respectively.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings on the collateral and has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute because the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

In July 2012, Mizuho Securities USA Inc. (“MSUSA”), a subsidiary of MHSC, entered into a settlement with the SEC with respect to alleged misconduct of certain former employees in connection with a collateralized debt obligation that it structured and marketed in 2007. Under the settlement, MSUSA agreed to pay a total of US$127.5 million in penalties, disgorgement and prejudgment interest, without either admitting or denying any wrongdoing. Because, in the fiscal year ended March 31, 2012, the MHFG Group had accrued an adequate liability for contingencies in connection with this matter in an amount that covered most of the foregoing settlement amount, the settlement will not have any material effect on the Group’s results of operations for the fiscal year ending March 31, 2013.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Noncontrolling interests in consolidated subsidiaries

Noncontrolling interests represent the equity for the remaining outstanding voting stock of subsidiaries not owned by the MHFG Group. The changes in noncontrolling interests in fiscal years ended March 31, 2010, 2011 and 2012 consisted of noncontrolling interests in net income or loss of subsidiaries, noncontrolling interests in changes in other comprehensive income of subsidiaries and changes resulting from changes in the ownership percentage of the Group in certain subsidiaries.

During the fiscal year ended March 31, 2010, MHFG exchanged certain voting equity interests in MHSC for those in Shinko, which had been an equity method affiliate of the Group, and merged the two entities. As a result of the transaction, the Group’s ownership in MHSC was decreased to 59.22 percent at March 31, 2010. See Note 3 “Business Combination” for further details of the merger.

During the fiscal year ended March 31, 2012, the MHFG Group exchanged certain MHFG’s common stock for 30.15, 40.80 and 46.02 percent of the voting equity interests in MHTB, MHSC and MHIS, respectively, in order to turn those subsidiaries into MHFG’s wholly-owned subsidiaries. See Note 16 “Common stock” for further details of the transactions. Then the Group transferred 5.34 percent of the voting equity interests in MHSC to The Norinchukin Bank.

26. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. The Group consolidated certain of these VIEs, in accordance with the new consolidation guidance effective April 1, 2010, where the Group was deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. According to such new consolidation guidance, the MHFG Group additionally consolidated certain VIEs and former qualifying special-purpose entities (“QSPEs”) that had not been consolidated prior to April 1, 2010. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2011 and 2012:

	Consolidated VIEs	Significant unconsolidated VIEs
2011	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,085	—	—
Asset-backed securitizations	511	680	44
Investments in securitization products	94	—	—
Investment funds	684	1,841	266
Trust arrangements and other	176	—	—

Total	3,550	2,521	310

	Consolidated VIEs	Significant unconsolidated VIEs
2012	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,129	—	—
Asset-backed securitizations	426	582	33
Investments in securitization products	74	—	—
Investment funds	989	2,455	334
Trust arrangements and other	119	—	—

Total	3,737	3,037	367

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant unconsolidated VIEs, as of March 31, 2011 and 2012:

Assets on balance sheets related to unconsolidated VIEs:	2011	2012
	(in billions of yen)
Trading account assets	72	46
Investments	201	202
Loans	59	120

Total	332	368

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2011	2012
	(in billions of yen)
Trading account liabilities	1	0
Payables under securities lending transactions	23	15

Total	24	15

Maximum exposure to loss	310	367

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in those VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidated VIEs, where the transactions were tailored by the third party arrangers to meet the Group’s needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the VIEs.

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

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests (Refer to Note 12 “Due to trust accounts”). See Note 24 “Commitments and contingencies” for the balances of guaranteed trust principal unconsolidated at March 31, 2011 and 2012.

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

There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥121 billion and ¥70 billion as of March 31, 2011, and ¥132 billion and ¥60 billion as of March 31, 2012, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

27. Fees and commissions income

Details of Fees and commissions income for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
	(in millions of yen)
Securities-related business	115,239	125,534	116,567
Remittance business	105,366	105,314	105,015
Deposits, debentures and lending business	94,547	95,209	97,509
Trust fees	49,101	47,201	45,990
Fees for other customer services	222,155	208,842	210,332

Total	586,408	582,100	575,413

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. Trading account gains and losses

The MHFG Group performs trading activities through market-making, sales, and arbitrage. Net trading gains (losses) for the fiscal years ended March 31, 2010, 2011 and 2012 are comprised of the following:

	2010	2011	2012
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	226,278	55,339	227,056
Derivative contracts	195,315	150,677	106,259
Total	421,593	206,016	333,315
Foreign exchange gains (losses)—net (Note)	(1,311)	55,998	98,054

Net trading gains (losses)	420,282	262,014	431,369

Note:	Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2012, there were no material changes made to the Group’s valuation techniques and related inputs.

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

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Among those funds, exchange-traded funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at NAV per share and the MHFG Group has the ability to redeem its investment with the investees at NAV per share at the measurement date or within the near term. Contrarily, private equity funds and real estate funds measured at NAV per share are generally classified in Level 3, as the Group does not have such an ability.

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

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement corporate bonds are placed in either

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair value of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO is generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal process. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts their prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flow generated on the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters offered by brokers such as cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the MHFG Group validates broker quotes through a review process that includes investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either the recent market transaction or a pricing model that can be corroborated by observable market data.

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

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values of those are determined by incorporating the fair values of embedded derivatives primarily derived from the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives. Where fair value accounting has been elected for non-structured notes issued by consolidated VIEs, the fair values of those are determined primarily based upon the fair values of the underlying assets held by consolidated VIEs. Such instruments are classified in Level 3 because the underlying assets held by consolidated VIEs are securitization products classified in Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and 2012, including those for which the MHFG Group has elected the fair value option, are summarized below:

2011	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (2):
Japanese government bonds	4,834	128	—	4,962
Japanese local gov’t bonds	—	162	—	162
U.S. Treasury bonds and federal agency securities	2,731	81	—	2,812
Other foreign gov’t bonds	1,140	109	1	1,250
Agency mortgage-backed securities	880	425	—	1,305
Residential mortgage-backed securities	—	1	206	207
Commercial mortgage-backed securities	—	1	50	51
Certificates of deposit and commercial paper	—	1,253	—	1,253
Corporate bonds and other	144	1,211	452	1,807
Equity securities	714	360	96	1,170
Derivatives:
Interest rate contracts	3	9,946	15	9,964
Foreign exchange contracts	2	2,769	74	2,845
Equity-related contracts	20	68	66	154
Credit-related contracts	—	27	32	59
Other contracts	—	—	104	104
Available-for-sale securities:
Japanese government bonds	27,605	1,608	—	29,213
Japanese local gov’t bonds	—	230	—	230
U.S. Treasury bonds and federal agency securities	128	—	—	128
Other foreign gov’t bonds	196	95	—	291
Agency mortgage-backed securities	83	682	—	765
Residential mortgage-backed securities	—	331	429	760
Commercial mortgage-backed securities	—	—	486	486
Japanese corporate bonds and other debt securities	—	2,908	289	3,197
Foreign corporate bonds and other debt securities	34	364	248	646
Equity securities (marketable)	2,741	92	—	2,833
Other investments	26	—	260	286

Total assets at fair value on a recurring basis (3)	41,281	22,851	2,808	66,940

Liabilities:
Trading securities sold, not yet purchased	4,254	161	—	4,415
Derivatives:
Interest rate contracts	1	9,505	35	9,541
Foreign exchange contracts	2	2,422	41	2,465
Equity-related contracts	25	88	37	150
Credit-related contracts	—	32	7	39
Other contracts	1	2	84	87
Long-term debt (4)	—	1	440	441

Total liabilities at fair value on a recurring basis	4,283	12,211	644	17,138

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2012	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (2):
Japanese government bonds	6,017	38	—	6,055
Japanese local gov’t bonds	—	91	—	91
U.S. Treasury bonds and federal agency securities	4,425	170	—	4,595
Other foreign gov’t bonds	1,273	117	—	1,390
Agency mortgage-backed securities	1,894	272	—	2,166
Residential mortgage-backed securities	—	—	159	159
Commercial mortgage-backed securities	—	2	26	28
Certificates of deposit and commercial paper	—	1,041	—	1,041
Corporate bonds and other	119	1,220	355	1,694
Equity securities	553	456	82	1,091
Derivatives:
Interest rate contracts	8	9,751	30	9,789
Foreign exchange contracts	2	2,507	73	2,582
Equity-related contracts	27	80	38	145
Credit-related contracts	—	34	25	59
Other contracts	—	—	61	61
Available-for-sale securities:
Japanese government bonds	31,066	1,581	—	32,647
Japanese local gov’t bonds	—	273	—	273
U.S. Treasury bonds and federal agency securities	101	—	—	101
Other foreign gov’t bonds	279	166	—	445
Agency mortgage-backed securities	150	830	—	980
Residential mortgage-backed securities	—	223	348	571
Commercial mortgage-backed securities	—	—	330	330
Japanese corporate bonds and other debt securities	—	2,352	226	2,578
Foreign corporate bonds and other debt securities	12	294	236	542
Equity securities (marketable)	2,660	132	—	2,792
Other investments	1	—	189	190

Total assets at fair value on a recurring basis (3)	48,587	21,630	2,178	72,395

Liabilities:
Trading securities sold, not yet purchased	4,610	78	—	4,688
Derivatives:
Interest rate contracts	5	9,408	40	9,453
Foreign exchange contracts	1	2,537	36	2,574
Equity-related contracts	46	118	16	180
Credit-related contracts	—	34	2	36
Other contracts	—	—	46	46
Long-term debt (4)	—	1	460	461

Total liabilities at fair value on a recurring basis	4,662	12,176	600	17,438

Notes:
(1)	Certain amounts as of March 31, 2011 have been reclassified to conform to the current period’s presentation.
(2)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(3)	Amounts include the investments measured at NAV per share at March 31, 2011 and 2012, of ¥542 billion and ¥631 billion, respectively, of which ¥482 billion and ¥581 billion, respectively, are classified in Level 2, and ¥60 billion and ¥50 billion, respectively, are classified in Level 3.
(4)	Amounts represent items for which the Group elected the fair value option.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2011 and 2012:

2011	April 1, 2010	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, sales, issuances and settlements (8)	March 31, 2011	Change in unrealized gains (losses) still held (7)
	(in billions of yen)
Assets:
Trading securities:
Other foreign gov’t bonds	2	—	(3)	—	(1)	1	—
Residential mortgage-backed securities	200	(8	) (3)	—	14	206	3
Commercial mortgage-backed securities	63	(4	) (3)	—	(9)	50	(1)
Corporate bonds and other	569	(21	) (3)	22	(118)	452	(10)
Equity securities	86	4	(3)	20	(14)	96	2
Derivatives, net (2):
Interest rate contracts	(17)	(5	) (3)	—	2	(20)	(6)
Foreign exchange contracts	—	32	(3)	—	1	33	30
Equity-related contracts	38	(10	) (3)	—	1	29	(6)
Credit-related contracts	17	(23	) (3)	(1)	32	25	(9)
Other contracts	21	6	(3)	—	(7)	20	2
Available-for-sale securities:
Residential mortgage-backed securities	573	1	(4)	—	(145)	429	(2)
Commercial mortgage-backed securities	650	(10	) (4)	—	(154)	486	(10)
Japanese corporate bonds and other debt securities	522	2	(4)	(35)	(200)	289	—
Foreign corporate bonds and other debt securities	357	(3	) (4)	(13)	(93)	248	—
Equity securities (marketable)	3	(1	) (4)	—	(2)	—	—
Other investments	96	(3	) (5)	(16)	183	260	—

Liabilities:
Long-term debt	350	8	(6)	1	97	440	7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2012	April 1, 2011	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2012	Change in unrealized gains (losses) still held (7)
					(in billions of yen)
Assets:
Trading securities:
Other foreign gov’t bonds	1	—	(3)	—	—	(1)	—	—	—	—
Residential mortgage-backed securities	206	(10	) (3)	—	1	(3)	—	(35)	159	(8)
Commercial mortgage-backed securities	50	(3	) (3)	—	2	(4)	—	(19)	26	(4)
Corporate bonds and other	452	(14	) (3)	13	579	(510)	—	(165)	355	(19)
Equity securities	96	(6	) (3)	(2)	18	(24)	—	—	82	(4)
Derivatives, net (2):
Interest rate contracts	(20)	6	(3)	—	—	—	—	4	(10)	9
Foreign exchange contracts	33	7	(3)	—	—	—	—	(3)	37	6
Equity-related contracts	29	(9	) (3)	—	—	—	—	2	22	(5)
Credit-related contracts	25	(2	) (3)	—	—	—	—	—	23	1
Other contracts	20	1	(3)	—	—	—	—	(6)	15	(3)
Available-for-sale securities:
Residential mortgage-backed securities	429	—	(4)	—	31	(9)	—	(103)	348	(2)
Commercial mortgage-backed securities	486	11	(4)	—	36	(115)	—	(88)	330	(5)
Japanese corporate bonds and other debt securities	289	(2	) (4)	—	61	(2)	—	(120)	226	—
Foreign corporate bonds and other debt securities	248	—	(4)	—	72	—	—	(84)	236	—
Other investments	260	(6	) (5)	(1)	7	(8)	—	(63)	189	(8)

Liabilities:
Long-term debt	440	(9	) (6)	—	—	—	80	(69)	460	(6)

Notes:
(1)	Certain amounts for the fiscal year ended March 31, 2011 have been reclassified to conform to the current period’s presentation.
(2)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(3)	Realized and unrealized gains (losses) are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(4)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss).
(5)	Realized and unrealized gains (losses) are reported in Investment gains (losses)—net.
(6)	Realized and unrealized gains (losses) are reported in Other noninterest income (expenses).
(7)	Amounts represent total gains or losses recognized in earnings during the fiscal year. These gains or losses are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at March 31, 2011 and 2012.
(8)	Due to the application of SFAS No.167, new consolidation guidance for VIEs, Level 3 assets increased by ¥170 billion during the fiscal year ended March 31, 2011, which was reflected as purchases, sales, issuances and settlements on the table.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period. There were no significant transfers of assets or liabilities between Level 1 and Level 2 for the fiscal years ended March 31, 2011 and 2012. There were no significant transfers of assets or liabilities between Level 1 or Level 2 and Level 3 for the fiscal years ended March 31, 2011 and 2012.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2011 and 2012.

2011	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	276	—	—	276	408
Loans held-for-sale	5	—	4	1	6
Other investments	23	5	—	18	26
Goodwill	6	—	—	6	15

Total assets at fair value on a nonrecurring basis	310	5	4	301	455

2012	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	188	—	—	188	282
Loans held-for-sale	3	—	2	1	6
Other investments	17	5	—	12	21
Premises and equipment—net	—	—	—	—	4
Goodwill	—	—	—	—	6

Total assets at fair value on a nonrecurring basis	208	5	2	201	319

Liabilities:
Other liabilities	1	—	—	1	—

Total liabilities at fair value on a nonrecurring basis	1	—	—	1	—

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

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair value of the impaired marketable equity method investment is determined by the quoted market price. As the security involved is traded in an

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

active exchange market, this item is classified as Level 1. The fair value of the impaired non-marketable equity securities, which include non-marketable equity method investments, is determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair value of non-marketable equity securities, these items are classified as Level 3.

Premises and equipment—net in the table above have been impaired and written down to fair value.

Goodwill in the table above is entirely related to MHIS operating segment. Due to the decline of the fair value of the segment, the carrying amount of the goodwill was reduced to its fair value and an impairment loss was recognized. As the determination of fair value of the goodwill required significant management judgment and estimation, the item is classified as Level 3.

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

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥48 billion and ¥39 billion at March 31, 2011 and 2012, respectively. The net unrealized gains (losses) resulting from changes in fair values of those structured notes of ¥8 billion and ¥(7) billion were recorded in Other noninterest income (expenses) for the fiscal years ended March 31, 2011 and 2012, respectively.

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

differences between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥12 billion and ¥12 billion at March 31, 2011 and 2012, respectively. There were no significant changes in fair values of those notes during the fiscal years ended March 31, 2011 and 2012.

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

The carrying amounts and fair values of certain financial instruments, excluding the financial instruments outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”), at March 31, 2011 and 2012 are as follows:

	2011		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	24,516	24,516	21,141	21,141
Trading securities	14,979	14,979	18,310	18,310
Investments	40,037	40,043	43,251	43,266
Loans, net of allowance for loan losses	63,918	64,330	65,275	65,597
Other financial assets	2,653	2,653	2,901	2,901
Derivative financial instruments	13,126	13,126	12,636	12,636

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	35,014	35,014	37,652	37,652
Interest-bearing deposits	76,403	76,354	79,266	79,209
Debentures	741	735	—	—
Trading securities sold, not yet purchased	4,415	4,415	4,688	4,688
Due to trust accounts	629	629	560	560
Commercial paper and other short-term borrowings	15,151	15,151	13,950	13,946
Long-term debt	8,930	9,318	8,441	8,785
Other financial liabilities	4,084	4,084	4,635	4,635
Derivative financial instruments	12,282	12,282	12,289	12,289

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

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥495 billion and ¥561 billion at March 31, 2011 and 2012, respectively, are not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral if impaired loans are collateral dependent.

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

Other financial liabilities

The carrying value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the fair value.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2011 and 2012.

30. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2011 and 2012, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2011 and 2012, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2010, 2011 and 2012. The outstanding amounts of these transactions, which were made in the ordinary course of business with terms equivalent to those with unrelated parties, were not considered significant.

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

31. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income before income tax expense (benefit) under U.S. GAAP.

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

(1) Domestic

This segment consists of the following three units of MHCB: corporate banking, global investment banking and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment consists of the global markets unit and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

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

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2010	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	470.6	444.8	175.0	85.8	184.0	(10.7)	36.5	641.6	612.9	263.5	266.4	83.0	0.4	28.3	46.2	44.9	1.3	(6.7)	1,151.7
Net noninterest income	449.9	197.5	110.7	31.7	55.1	188.5	63.9	258.8	205.9	25.0	126.5	54.4	47.2	5.7	130.5	87.1	43.4	5.7	844.9

Total	920.5	642.3	285.7	117.5	239.1	177.8	100.4	900.4	818.8	288.5	392.9	137.4	47.6	34.0	176.7	132.0	44.7	(1.0)	1,996.6
General and administrative expenses	478.1	246.9	97.5	54.4	95.0	153.4	77.8	617.7	570.4	245.8	228.9	95.7	40.0	7.3	128.5	89.9	38.6	(11.1)	1,213.2
Others	(11.8)	—	—	—	—	—	(11.8)	(2.0)	—	—	—	—	—	(2.0)	(2.8)	—	(2.8)	(64.2)	(80.8)

Net business profits (losses)	430.6	395.4	188.2	63.1	144.1	24.4	10.8	280.7	248.4	42.7	164.0	41.7	7.6	24.7	45.4	42.1	3.3	(54.1)	702.6

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2011	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	457.0	395.8	176.0	86.3	133.5	(9.2)	70.4	614.5	571.8	248.2	266.9	56.7	0.6	42.1	43.4	42.5	0.9	(5.4)	1,109.5
Net noninterest income	483.5	282.5	115.2	56.9	110.4	158.9	42.1	294.8	237.5	34.6	124.9	78.0	49.8	7.5	126.0	81.0	45.0	11.5	915.8

Total	940.5	678.3	291.2	143.2	243.9	149.7	112.5	909.3	809.3	282.8	391.8	134.7	50.4	49.6	169.4	123.5	45.9	6.1	2,025.3
General and administrative expenses	471.3	235.0	88.8	62.1	84.1	160.9	75.4	605.3	554.8	237.7	223.7	93.4	41.0	9.5	117.5	79.0	38.5	0.2	1,194.3
Others	(56.7)	—	—	—	—	—	(56.7)	(15.9)	—	—	—	—	—	(15.9)	(2.1)	—	(2.1)	(14.6)	(89.3)

Net business profits (losses)	412.5	443.3	202.4	81.1	159.8	(11.2)	(19.6)	288.1	254.5	45.1	168.1	41.3	9.4	24.2	49.8	44.5	5.3	(8.7)	741.7

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2012	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	468.3	395.0	166.6	96.8	131.6	(4.1)	77.4	583.9	545.4	239.2	254.6	51.6	0.7	37.8	43.4	42.7	0.7	(7.3)	1,088.3
Net noninterest income	449.4	286.8	119.8	61.6	105.4	120.5	42.1	305.8	253.3	39.7	121.6	92.0	43.9	8.6	131.2	84.3	46.9	28.4	914.8

Total	917.7	681.8	286.4	158.4	237.0	116.4	119.5	889.7	798.7	278.9	376.2	143.6	44.6	46.4	174.6	127.0	47.6	21.1	2,003.1
General and administrative expenses	465.4	244.9	89.8	62.0	93.1	144.8	75.7	608.5	556.4	243.0	221.7	91.7	40.9	11.2	117.1	78.0	39.1	15.3	1,206.3
Others	(52.1)	—	—	—	—	—	(52.1)	(14.0)	—	—	—	—	—	(14.0)	(1.9)	—	(1.9)	(9.7)	(77.7)

Net business profits (losses)	400.2	436.9	196.6	96.4	143.9	(28.4)	(8.3)	267.2	242.3	35.9	154.5	51.9	3.7	21.2	55.6	49.0	6.6	(3.9)	719.1

Notes:

(1)	For the period before the merger of MHSC and Shinko (i.e. May 7, 2009), (4) MHSC does not include Shinko’s figures, as Shinko was an equity method affiliate for the period.
(2)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(3)	Beginning the fiscal year ended March 31, 2012, certain items previously recorded in “General and administrative expenses” are now reported as “Net noninterest income” in accordance with Japanese GAAP to better reflect the underlying economics. Figures for the fiscal year ended March 31, 2011 have been reclassified to conform to such presentation.

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

A reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2010, 2011 and 2012 presented above to Income before income tax expense (benefit) shown on the consolidated statements of income is as follows:

	2010	2011	2012
	(in billions of yen)
Net business profits	702.6	741.7	719.1

U.S. GAAP adjustments	144.1	(98.4)	87.2
(Provision) credit for loan losses	(222.1)	(0.6)	23.0
Net gains (losses) related to equity investments	34.1	2.2	(90.5)
Non-recurring personnel expense	(43.9)	(22.8)	(39.3)
Gains on disposal of premises and equipment	27.6	13.5	19.9
(Provision) credit for losses on off-balance-sheet instruments	24.1	(4.4)	1.2
Others—net (Note)	20.0	(19.8)	(57.8)

Income before income tax expense (benefit)	686.5	611.4	662.8

Note:	With respect to the hedges related to credit risk mitigation transactions, the MHFG Group recognized a loss of ¥90.6 billion, ¥8.2 billion and ¥3.4 billion recorded in Other noninterest expenses, for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Amount for the fiscal year ended March 31, 2010 also includes a gain of ¥106.3 billion on a bargain purchase of Shinko which is included in Other noninterest income. See Note 23 “Derivative financial instruments” and Note 3 “Business combination” for further information.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2010:
Total revenue (1)	2,324.3	284.5	229.6	124.7	2,963.1
Total expenses (2)	1,907.6	134.8	163.0	71.2	2,276.6

Income before income tax expense	416.7	149.7	66.6	53.5	686.5

Net income	784.5	149.2	65.5	47.5	1,046.7

Total assets at end of fiscal year	121,555.8	21,951.5	10,178.7	4,665.5	158,351.5

Fiscal year ended March 31, 2011:
Total revenue (1)	1,943.1	281.6	128.0	144.0	2,496.7
Total expenses (2)	1,627.8	111.6	69.5	76.4	1,885.3

Income before income tax expense	315.3	170.0	58.5	67.6	611.4

Net income	133.7	165.8	57.5	61.1	418.1

Total assets at end of fiscal year	125,412.6	21,795.4	8,521.6	6,256.1	161,985.7

Fiscal year ended March 31, 2012:
Total revenue (1)	1,965.7	251.3	132.0	178.2	2,527.2
Total expenses (2)	1,561.2	104.0	102.9	96.3	1,864.4

Income before income tax expense	404.5	147.3	29.1	81.9	662.8

Net income	419.2	131.2	28.1	70.5	649.0

Total assets at end of fiscal year	124,443.6	25,368.9	8,868.5	7,680.6	166,361.6

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2011	2012
	(in millions of yen)
Assets:
Cash and due from banks	155	167
Interest-bearing deposits in other banks	16,336	14,286
Investments in subsidiaries and affiliated companies	4,959,426	5,817,075
Other	79,845	79,328

Total	5,055,762	5,910,856

Liabilities and shareholders’ equity:
Short-term borrowings	1,121,575	1,181,070
Long-term debt	240,000	240,000
Other liabilities	20,700	19,020
Shareholders’ equity	3,673,487	4,470,766

Total	5,055,762	5,910,856

Condensed statements of income

	2010	2011	2012
	(in millions of yen)
Income:
Dividends from subsidiaries	3,847	16,544	7,955
Management fees from subsidiaries	29,945	29,879	29,747
Other income	7,981	22,157	12,643

Total	41,773	68,580	50,345

Expenses:
Operating expenses	19,808	19,674	21,260
Interest expense	13,918	16,165	16,383
Other expense	4,750	4,471	1,431

Total	38,476	40,310	39,074

Equity in undistributed net income of subsidiaries	996,309	384,463	645,308

Income before income tax expense (benefit)	999,606	412,733	656,579
Income tax expense (benefit)	(83)	64	190

Net income	999,689	412,669	656,389

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2010	2011	2012
	(in millions of yen)
Cash flows from operating activities:
Net income	999,689	412,669	656,389
Adjustments and other	(908,244)	(396,510)	(644,977)

Net cash provided by operating activities	91,445	16,159	11,412

Cash flows from investing activities:
Payments for purchases of securities of subsidiaries	(846,587)	(751,620)	(212)
Net change in other investing activities	15,755	(43,582)	80

Net cash used in investing activities	(830,832)	(795,202)	(132)

Cash flows from financing activities:
Net change in short-term borrowings	100,000	161,265	60,000
Proceeds from issuance of long-term debt	240,000	—	—
Proceeds from issuance of common stock	529,200	751,620	146,499
Purchases of treasury stock	(5)	(3)	(2,560)
Dividends paid	(130,802)	(134,644)	(215,937)
Net change in other financing activities	988	818	730

Net cash provided by (used in) financing activities	739,381	779,056	(11,268)

Net increase (decrease) in cash and due from banks	(6)	13	12
Cash and due from banks at beginning of fiscal year	148	142	155

Cash and due from banks at end of fiscal year	142	155	167

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. Subsequent events

Signing of merger agreement between MHSC and MHIS

On May 15, 2012, MHSC (the MHFG Group’s 94.66 percent-owned subsidiary) and MHIS (the MHFG Group’s wholly-owned subsidiary) signed a merger agreement, with the approval of board of directors meetings of MHFG, MHBK, MHCB, MHSC and MHIS. The outline of the merger is as follows.

Purpose of the merger

The merger is intended, as part of the new corporate structure, to enhance the retail securities business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the Group’s full-line securities company.

Method of the merger

MHSC will be the surviving company, and MHIS will be the dissolving company in the merger. The merged company will be named Mizuho Securities Co., Ltd.

Merger ratio, and number of shares to be issued by MHSC in connection with the merger

Merger ratio

0.35 shares of MHSC common stock will be allocated to each share of MHIS common stock.

Number of shares to be issued by MHSC in connection with the merger

430,789,690 shares of common stock (scheduled)

Schedule of the merger

The MHFG Group is planning to conduct the merger on January 4, 2013 on the assumption that, among other things, filings will be made to, and permissions will be obtained from, the relevant authorities in Japan and any relevant foreign countries.

The merger agreement set forth above was approved by the shareholders of MHSC and MHIS on June 22, 2012.

Redemption of preferred securities

On May 15, 2012, the board of directors of MHFG resolved to redeem in full non-cumulative perpetual preferred securities issued by its overseas special purpose company whose voting rights are wholly owned by MHFG. This entity is not consolidated in accordance with ASC 810 since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Noncontrollong interests in consolidated subsidiaries, but Long-term debt in the Group’s consolidated balance sheets. However, on June 29, 2012, when the preferred securities were redeemed, it decreased Tier 1 capital. The following table describes the details of the redeemed preferred securities.

Issuer	Aggregate redemption amount	Reason for the redemption
	(in millions of yen)
Mizuho Preferred Capital (Cayman) 1 Limited	171,000	Arrival of optional redemption date

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Yasuhiro Sato
Name: Yasuhiro Sato
Title: President & CEO

July 23, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 29, 2011 (English Translation)*

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003 and amended on June 27, 2006 (English Translation)**

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)**

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 6, 2010 (English Translation)***

2.1	Form of American Depositary Receipt****

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.*****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 20, 2011.
**	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 29, 2010.
****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
*****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.