Form 20-F
period 2013-03-31
MIZUHO FINANCIAL GROUP INC
filed 2013-07-23
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2013

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

Yutaka Ueki, +81-3-5224-1111, +81-3-5224-1059, address is same as above

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

At March 31, 2013, the following shares of capital stock were issued: (1) 24,164,864,477 shares of common stock (including 19,824,922 shares of common stock held by the registrant as treasury stock), (2) 914,752,000 shares of eleventh series class XI preferred stock (including 574,087,800 shares of eleventh series class XI preferred stock held by the registrant as treasury stock), and (3) 36,690,000 shares of thirteenth series class XIII preferred stock.

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

In this annual report, “our principal banking subsidiaries” refer to Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. (or with respect to references as of a date, or fiscal year ending, before April 1, 2002, to The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited, The Industrial Bank of Japan, Limited, Mizuho Trust & Banking and The Yasuda Trust and Banking Co., Ltd.).

On July 1, 2013, a merger between Mizuho Bank and Mizuho Corporate Bank, Ltd. came into effect with Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. In this annual report, “Mizuho Bank” refers to the post-merger entity, while “Pre-Merger Mizuho Bank” and “Mizuho Corporate Bank” refer to pre-merger Mizuho Bank and pre-merger Mizuho Corporate Bank, respectively. Similarly, “our principal banking subsidiaries,” when addressing periods or points in time before the merger date, refer to Pre-Merger Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking, unless otherwise noted.

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

•	incurrence of significant credit-related costs;

•	declines in the value of our securities portfolio, including as a result of the declines in stock markets and the impact of the dislocation in the global financial markets;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	decrease in the market liquidity of our assets;

•	revised assumptions or other changes related to our pension plans;

•	a decline in our deferred tax assets;

•	the effect of financial transactions entered into for hedging and other similar purposes;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	our ability to avoid reputational harm;

•	our ability to implement our Medium-term Business Plan and other strategic initiatives and measures effectively;

•	the effectiveness of our operation, legal and other risk management policies;

•	the effect of changes in general economic conditions in Japan and elsewhere; and

•	amendments and other changes to the laws and regulations that are applicable to us.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this annual report.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2011, 2012 and 2013 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2009	2010	2011	2012	2013
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest and dividend income	¥2,384,191	¥1,632,282	¥1,460,184	¥1,437,086	¥1,423,375
Interest expense	1,102,015	528,159	448,857	415,959	412,851

Net interest income	1,282,176	1,104,123	1,011,327	1,021,127	1,010,524
Provision (credit) for loan losses	567,396	222,102	647	(23,044)	139,947

Net interest income after provision (credit) for loan losses	714,780	882,021	1,010,680	1,044,171	870,577
Noninterest income	452,227	1,330,847	1,036,532	1,090,135	1,439,419
Noninterest expenses	1,525,101	1,526,413	1,435,855	1,471,471	1,424,816

Income (loss) before income tax expense (benefit)	(358,094)	686,455	611,357	662,835	885,180
Income tax expense (benefit)	761,908	(360,195)	193,227	13,878	4,024

Net income (loss)	(1,120,002)	1,046,650	418,130	648,957	881,156
Less: Net income (loss) attributable to noncontrolling interests(1)	(61,555)	46,961	5,461	(7,432)	5,744

Net income (loss) attributable to MHFG shareholders	¥(1,058,447)	¥999,689	¥412,669	¥656,389	¥875,412

Net income (loss) attributable to common shareholders	¥(1,077,787)	¥988,603	¥403,231	¥647,717	¥867,191
Amounts per share(2):
Basic earnings per common share—net income (loss) attributable to common shareholders	¥(95.96)	¥70.55	¥20.44	¥28.07	¥36.05
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥(95.96)	¥61.64	¥19.22	¥26.78	¥34.47
Number of shares used to calculate basic earnings per common share (in thousands)	11,231,269	14,013,058	19,722,818	23,073,544	24,053,282
Number of shares used to calculate diluted earnings per common share (in thousands)	11,231,269	16,200,812	21,415,109	24,469,539	25,365,229
Cash dividends per share declared during the fiscal year(3):
Common stock	¥10.00	¥10.00	¥8.00	¥6.00	¥6.00
	$0.10	$0.11	$0.10	$0.07	$0.06
Eleventh series class XI preferred stock	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.20	$0.21	$0.24	$0.24	$0.21
Thirteenth series class XIII preferred stock	¥30.00	¥30.00	¥30.00	¥30.00	¥30.00
	$0.30	$0.32	$0.36	$0.36	$0.32

	As of and for the fiscal years ended March 31,
	2009	2010	2011	2012	2013
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥155,083,031	¥158,351,456	¥161,985,670	¥166,361,633	¥178,746,994
Loans, net of allowance	71,787,309	62,903,418	63,955,284	65,306,370	69,060,526
Total liabilities	154,045,851	155,019,438	157,950,314	161,714,609	172,889,899
Deposits	87,075,727	86,776,251	89,215,627	91,234,380	100,221,556
Long-term debt	8,017,770	8,482,434	8,953,496	8,461,818	8,802,223
Common stock	3,386,792	4,324,705	5,164,160	5,427,992	5,460,821
Total MHFG shareholders’ equity	846,047	2,966,215	3,673,487	4,470,766	5,728,120
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	(0.70)%	0.62%	0.25%	0.39%	0.50%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	(37.56)%	39.99%	12.63%	15.56%	18.76%
Dividends per common share as a percentage of basic earnings per common share	(10.42)%	11.34%	29.35%	21.38%	16.64%
Average MHFG shareholders’ equity as a percentage of total average assets	1.86%	1.56%	2.01%	2.53%	2.67%
Net interest income as a percentage of total average interest-earning assets	0.96%	0.82%	0.75%	0.71%	0.66%

Notes:

(1)	Net income (loss) attributable to noncontrolling interests was relocated from minority interest in consolidated subsidiaries included within noninterest expenses in the fiscal year ended March 31, 2010 as we adopted ASC 810. For purposes of comparability, the figures of the previous fiscal years are adjusted accordingly.
(2)	Under the central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. The amounts per share for the fiscal years ended March 31, 2009 has been adjusted to reflect such allotment.
(3)	Yen amounts for cash dividends per share for the fiscal years ended March 31, 2009, 2010, 2011 2012 and 2013 are expressed in U.S. dollars at the rate of ¥99.15 = $1.00, ¥93.40 = $1.00, ¥82.76 = $1.00, ¥82.41 = $1.00 and ¥94.16 = $1.00, respectively. These rates are the noon buying rates on March 31, 2009, 2010, 2011 2012 and 2013 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2009	2010	2011	2012	2013
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥2,144,436	¥1,571,994	¥1,457,687	¥1,423,564	¥1,421,609
Interest expense	1,075,584	420,287	348,242	335,223	345,710

Net interest income	1,068,851	1,151,707	1,109,444	1,088,340	1,075,898
Fiduciary income	55,891	49,100	49,388	49,014	48,506
Net fee and commission income(1)	416,653	466,040	458,824	458,933	507,378
Net trading income	301,521	312,330	243,983	150,317	215,033
Net other operating income (loss)	(35,951)	17,436	163,680	256,468	324,899
General and administrative expenses(1)	1,192,701	1,317,247	1,277,848	1,283,847	1,244,647
Other income	260,568	266,125	156,212	263,024	198,063
Other expenses	1,280,711	567,728	268,261	265,803	407,299

Income (loss) before income taxes and minority interests	(405,877)	377,765	635,425	716,449	717,832
Income taxes:
Current(2)	48,247	18,040	18,336	55,332	50,400
Deferred	109,103	25,108	120,123	97,494	7,461
Income (loss) before minority interests(3)	(563,227)	334,617	496,965	563,621	659,970
Minority interests in net income	25,586	95,212	83,736	79,102	99,454

Net income (loss)	¥(588,814)	¥239,404	¥413,228	¥484,519	¥560,516

Net income (loss) per share:
Basic	¥(54.14)	¥16.29	¥20.47	¥20.62	¥22.96
Diluted	— (4)	15.57	19.27	19.75	22.05
Cash dividends per share declared during the fiscal year(5)(6):
Common stock(7)	¥10,000	¥10	¥8	¥6	¥6
	$100.86	$0.11	$0.10	$0.07	$0.06
Eleventh series class XI preferred stock(7)	¥20,000	¥20	¥20	¥20	¥20
	$201.71	$0.21	$0.24	$0.24	$0.21
Thirteenth series class XIII preferred stock(7)	¥30,000	¥30	¥30	¥30	¥30
	$302.57	$0.32	$0.36	$0.36	$0.32
Balance sheet data:
Total assets	¥152,723,070	¥156,253,572	¥160,812,006	¥165,360,501	¥177,411,062
Loans and bills discounted(8)	70,520,224	62,164,579	62,777,757	63,800,509	67,536,882
Securities	30,173,632	43,096,460	44,782,067	51,392,878	53,472,399
Deposits(9)	86,539,020	86,627,588	88,884,158	90,636,656	99,568,737
Net assets	4,186,606	5,837,053	6,623,999	6,869,295	7,736,230
Risk-adjusted capital data (Basel II)(10):
Tier 1 capital	¥3,765,045	¥5,173,496	¥6,170,210	¥6,398,953	n.a.
Total risk-based capital	6,223,693	7,658,062	7,910,970	7,775,093	n.a.
Risk-weighted assets	59,056,218	56,863,252	51,693,835	50,144,934	n.a.
Tier 1 capital ratio	6.37%	9.09%	11.93%	12.76%	n.a.
Capital adequacy ratio	10.53	13.46	15.30	15.50	n.a.

	As of and for the fiscal years ended March 31,
	2009	2010	2011	2012	2013
	(in millions of yen, except per share data and percentages)
Risk-adjusted capital data (Basel III)(10):
Common Equity Tier 1 capital	n.a.	n.a.	n.a.	n.a.	¥4,803,820
Tier 1 capital	n.a.	n.a.	n.a.	n.a.	6,487,449
Total capital	n.a.	n.a.	n.a.	n.a.	8,344,509
Risk-weighted assets	n.a.	n.a.	n.a.	n.a.	58,823,585
Common Equity Tier 1 capital ratio	n.a.	n.a.	n.a.	n.a.	8.16%
Tier 1 capital ratio	n.a.	n.a.	n.a.	n.a.	11.02
Total capital ratio	n.a.	n.a.	n.a.	n.a.	14.18

Notes:

(1)	For the fiscal year ended March 31 2012, certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and administrative expenses” by Mizuho Trust & Banking until the previous fiscal year, have been included in “Net fee and commission income” as “Fee and commission expenses,” and reclassification of prior year figures has been made accordingly.
(2)	Includes refund of income taxes.
(3)	In accordance with certain amendments to Regulation on Terminology, Forms and Preparation of Financial Statements and other regulations which may be applied at our option from the fiscal year ended March 31, 2010, based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, December 26, 2008), we have started to present “Income before minority interests” from the fiscal year ended March 31, 2010. For reference purposes, we have also included the figures of the same for the fiscal years ended March 31, 2009 in the table above.
(4)	Diluted net income per share is not shown due to net loss per share for the fiscal year ended March 31, 2009.
(5)	Under the central book-entry transfer system in Japan, which became effective in January 2009, fractional shares are not eligible for book-entry transfer. Accordingly, an allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. Cash dividends per share declared through the fiscal year ended March 31, 2009, in the table above do not reflect such allotment.
(6)	Yen amounts are expressed in U.S. dollars at the rate of, ¥99.15 = $1.00, ¥93.40 = $1.00, ¥82.76 = $1.00, ¥82.41 = $1.00 and ¥94.16 = $1.00 for the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(7)	In June 2013, we declared and paid annual dividends of ¥6 per share of common stock, ¥20 per share of eleventh series class XI preferred stock and ¥30 per share of thirteenth series class XIII preferred stock for the fiscal year ended March 31, 2013. As to the thirteenth series class XIII preferred stock, we acquired and canceled all of the relevant stock as of July 11, 2013.
(8)	Bills discounted refers to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(9)	Includes negotiable certificates of deposit.
(10)	Risk-adjusted capital data are calculated on a Basel II basis until the fiscal year ended March 31, 2012, and on a Basel III basis for the fiscal year ended March 31, 2013. We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Fiscal years ended (ending) March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2009	¥110.48	¥87.80	¥100.85	¥99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.00	82.76
2012	85.26	75.72	78.86	82.41
2013	96.16	77.41	83.26	94.16
2014 (through July 19)	103.52	92.96	99.47	100.30

Calendar year 2013
January	¥91.28	¥86.92	—	—
February	93.64	91.38	—	—
March	96.16	93.32	—	—
April	99.61	92.96	—	—
May	103.52	97.28	—	—
June	100.15	94.29	—	—
July (through July 19)	101.08	98.80	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of July 19, 2013 was ¥100.30 = $1.00.

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

We endeavor to maintain sufficient levels of capital adequacy ratios, which are calculated pursuant to standards set forth by Japan’s Financial Services Agency and based on Japanese GAAP, taking into account our plans for investments in risk-weighted assets, the efficiency of our capital structure and other factors. However, our capital adequacy ratios could decline in the future, including as a result of the materialization of any of the risks enumerated in these “Risk Factors” and changes to the methods we use to calculate capital adequacy ratios. Also, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities etc., that are deducted from our regulatory capital under certain conditions. Our or our banking subsidiaries’ regulatory capital and capital adequacy ratios could decline due to such regulations.

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines which generally reflect rules in the Basel III text and became effective as of March 31, 2013. Furthermore, we were included in the list of global systemically important financial institutions (“G-SIFIs”) that were named by the Financial Stability Board in November 2012. The group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. If we are deemed a SIFI in or after November 2014, we may be subject to additional capital requirements. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

For example, the additional collateral requirement in connection with our derivative contracts, absent other changes, assuming a downgrade occurred on March 31, 2013, would have been approximately $67 million for a one-notch downgrade and approximately $323 million for a two-notch downgrade. The foregoing figures do not take into account the minority of derivative contracts for which additional collateral requirements are not specifically prescribed and are thus subject to individual negotiations.

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

Our Medium-term Business Plan and other strategic initiatives and measures may not result in the anticipated outcome.

We have been implementing strategic initiatives and measures in various areas. In February 2013, we announced our new Medium-term Business Plan for the three fiscal years ending March 31, 2016, in which we set forth various strategic initiatives and measures and also established a number of key target figures that we aim to achieve by the end of the fiscal year ending March 31, 2016.

However, we may not be successful in implementing such initiatives and measures, or even if we are successful in implementing them, the implementation of such initiatives and measures may not have their anticipated effects. In addition, we may not be able to meet the key target figures announced in the Medium-term Business Plan due to these or other factors, including, but not limited to, differences in the actual economic environment compared to our assumptions underlying the Medium-term Business Plan, as well as the risks enumerated in these “Risk Factors.”

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

We are aware of government initiatives to strengthen laws and regulations, such as the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 and the National Defense Authorization Act for Fiscal Year 2012 and Fiscal Year 2013, applicable to entities with dealings in the Designated Countries. While we maintain policies and procedures to ensure compliance with such initiatives, including Japanese laws and regulations, should the U.S. government regard our measures as inadequate, we may be subject to regulatory action which could materially and adversely affect our business. In addition, we may become unable to retain or acquire customers or investors in our securities, or our reputation may suffer, potentially having adverse effects on our business or the price of our securities.

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

A further major step in the Mizuho group’s development occurred in April 2002 when the operations of our three predecessor banks were realigned through a corporate split and merger process under Japanese law into a wholesale banking subsidiary, Mizuho Corporate Bank, and a banking subsidiary serving primarily retail and small and medium-sized enterprise customers, Pre-Merger Mizuho Bank. As an additional step for realigning the group structure, Mizuho Financial Group was established on January 8, 2003 as a corporation organized under the laws of Japan, and on March 12, 2003, it became the holding company for the Mizuho group through a stock-for-stock exchange with Mizuho Holdings, which became an intermediate holding company focused on management of the Mizuho group’s banking and securities businesses. The legal and commercial name of the company is Mizuho Financial Group, Inc.

In May 2003, we initiated a project to promote early corporate revitalization of customers in need of revitalization or restructuring and to separate the oversight of restructuring borrowers from the normal credit origination function. In July 2003, our three principal banking subsidiaries, Mizuho Corporate Bank, Pre-Merger Mizuho Bank and Mizuho Trust & Banking each transferred loans, equity securities and other claims outstanding relating to approximately 950 companies to new subsidiaries that they formed. In October 2005, based on the significant reduction in the balance of impaired loans held by these new subsidiaries, which we call the “revitalization subsidiaries,” we deemed the corporate revitalization project to be complete, and each of the revitalization subsidiaries was merged into its respective banking subsidiary parent.

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

In September 2011, Mizuho Trust & Banking became a wholly-owned subsidiary of Mizuho Financial Group, Mizuho Securities became an unlisted subsidiary of Mizuho Corporate Bank and Mizuho Investors Securities Co., Ltd. became a wholly-owned subsidiary of Pre-Merger Mizuho Bank, through their respective stock-for- stock exchanges. The purpose of these stock-for- stock exchanges is to further enhance the “group collective capabilities” by integrating group-wide business operations and optimizing management resources such as workforce and branch network.

In January 2013, Mizuho Securities and Mizuho Investors Securities merged in order to provide integrated securities services as the full-line securities company of the Mizuho group. Mizuho Securities aims to further strengthen collaboration among banking, trust banking and securities businesses of the group, expand the company’s customer base to enhance the domestic retail business, and rationalize and streamline management infrastructure.

In April 2013, we turned Mizuho Securities, a consolidated subsidiary of Mizuho Financial Group, into a directly-held subsidiary of Mizuho Financial Group, whereby we moved to a new group capital structure, placing banking, trust banking, securities and other major group companies under the direct control of the holding company.

In July 2013, Pre-Merger Mizuho Bank and Mizuho Corporate Bank merged, and Mizuho Corporate Bank, the surviving company, changed its trade name to Mizuho Bank, Ltd. The purpose of the merger is to become able to provide directly and promptly diverse and functional financial services to both Pre-Merger Mizuho Bank and Mizuho Corporate Bank customers, utilizing the current “strengths” and “advantages” of Pre-Merger Mizuho Bank and Mizuho Corporate Bank, and to continue to improve customer services by further enhancing group collaboration among the banking, trust and securities functions and, at the same time, to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.

Principal Capital Expenditures and Divestitures

Since 2007, Pre-Merger Mizuho Bank has been purchasing common stock of Credit Saison from time to time, in furtherance of our aim to promote the alliance with Credit Saison. Pre-Merger Mizuho Bank and Mizuho Corporate Bank together owned 13.36% of the total outstanding shares of common stock of Credit Saison as of March 31, 2013.

Other Information

Our registered address is 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8333, Japan, and our telephone number is 81-3-5224-1111.

4.B. Business Overview

General

We engage in banking, trust banking, securities and other businesses related to financial services.

Banking Business: Mizuho Bank

Mizuho Bank provides a wide range of financial products and services mainly in relation to deposits, lending and exchange settlement to individuals, SMEs, large corporations, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. We maintain one of the largest branch and ATM networks in Japan and a broad range of Internet banking services. We also maintain a comprehensive office network which covers major cities worldwide.

Banking Business

Mizuho Bank provides a wide range of financial products and services to individual and corporate customers:

•	Deposits; ordinary deposits, time deposits, foreign currency deposits, etc.

•

Lending; loans for working capital or capital expenditure of corporate customers, initiatives for strategic financial raising such as syndicated loans, housing loans and card loans for individual customers, etc.

•	Domestic exchange settlement; exchange for remittance, credit to current accounts, money collection services, etc.

•	Foreign exchange transaction services; various foreign exchange services relating to international transactions such as imports, exports and foreign remittance, etc.

•	Other financial products and services

Trust Banking Business: Mizuho Trust & Banking

Mizuho Trust & Banking is a trust bank that provides individual and corporate customers with financial services utilizing trusts. We provide our customers with distinct products and services developed based on our specialized expertise, consulting capabilities and abundant know-how cultivated over the years. We meet our customers’ needs by unifying the banking, trust banking and securities functions of the Mizuho group and aim to “become our customers’ medium- to long-term partner of choice by differentiating ourselves through the provision of trust and asset management services that will be valued by our customers, utilizing the full strength of our group.”

Asset Management Business

We provide mainly corporate customers with a wide range of services and solutions in the following business areas:

•	real estate business, including real estate sales agent services and real estate securitizations;

•	structured product business, including securitization transactions that utilize trusts;

•	asset management business relating to various assets, including pension plans;

•	pension plan business, including acting as trustee, providing consulting services, actuarial services and administration services;

•	asset administration business, including trustee services for investment trusts and management and administration of investments in securities; and

•	equity strategy business, including acting as a stock transfer agent and providing advice on practical issues related to stock.

Wealth Management Business

We provide primarily individual customers with the following services related to wealth management:

•	consulting services regarding investment and management of customer assets;

•	businesses relating to the asset inheritance such as testamentary trusts;

•	consulting services regarding apartment leasing business, providing apartment loans, etc.;

•	deposits, investment trusts and other investment products that utilize trusts; and

•	real estate business such as brokerage of housing sales and land development.

Others

We provide deposit and loan services to our corporate customers and engage in treasury business.

Securities Business: Mizuho Securities

Mizuho Securities, as the general securities company and investment bank of our group, closely collaborates with Mizuho Bank, Mizuho Trust & Banking and other group companies and aims “to provide growth capital through markets and contribute to the economic growth of Japan, Asia and the world through sound development of markets as a participant of financial and capital markets,” and “to become a company that supports its customers to build up their assets and enhance their corporate value, and shares the joy with them.”

We provide one-stop financial services to customers by providing financial services at joint branches of Mizuho Securities and Mizuho Bank (called “Planet Booth”) as well as engaging in the financial products brokerage business with Mizuho Bank and the trust agency business with Mizuho Trust & Banking.

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

In addition, with an aim to provide advanced solutions in banking and securities business, we have also introduced a double-hat structure with Mizuho Bank and meet our customers’ needs by unifying the banking, trust banking and securities functions of the Mizuho group.

Product Development and Sales Business

In the product development and sales business, we mainly engage in sales and trading of stocks and bonds, research and funds (investment trusts) and offer value-added product solutions by providing quality information in a timely manner in response to the various investment needs of domestic and overseas customers. We focus on globally integrating our business by utilizing our network of overseas subsidiaries.

Other business related to financial services

We provide other financial services through major group companies.

Trust & Custody Services Bank

Trust & Custody Services Bank, Ltd., as a trust bank specialized in asset administration, provides a wide range of products, including trust services and various custody services, to promptly meet the diversifying needs of customers such as financial institutions and institutional investors.

Mizuho Asset Management & DIAM

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

We provide customers with a combination of the above services to meet their respective needs.

Mizuho Financial Strategy

Mizuho Financial Strategy engages in advisory services for financial institutions regarding their management and revitalization of their borrowers.

Mizuho Private Wealth Management

Mizuho Private Wealth Management offers consulting services tailored to the needs of its ultra high net worth customers. These services range from consulting on customers’ financial needs, such as wealth management, arranging for business and assets succession and related services to advice on customers’ individual matters, including health of the customers themselves and family members and children’s education.

We were established ahead of other major Japanese financial groups under a financial holding company structure in September 2000. Since an internal reorganization in April 2002, we have strived to enhance our profitability by providing customers with quality financial services through mutual cooperation among our legally separate group companies based on customer segments and functions centered on the holding company.

In the fiscal year ended March 31, 2013, being the final year of the Mizuho’s Transformation Program, the Medium-term Management Policy, which started in May 2010, the Mizuho group has been making steady progress in the three initiatives: “Improving Profitability,” “Enhancing the Financial Base” and “Strengthening Front-line Business Capabilities” in order to realize the “strengthening of the Group’s competitive advantage,” the “strengthening of the Group’s capital base and improvement of asset efficiency” and the “strengthening of the Group’s front-line business capabilities through improving efficiency and optimization.” Consequently, we achieved all of the target figures in relation to “profitability,” “efficiency” and “soundness,” including consolidated net income, expense ratio and capital adequacy ratio, except for the reduction target of our stock portfolio. Regarding our stock portfolio, we reduced our portfolio by ¥491.3 billion on an acquisition cost basis, taking into account declines in book value due to impairments, or approximately ¥786.0 billion, including the portion of our stock portfolio for which we received customer’s consent to sell, which represents an achievement ratio of approximately 80% of our target of ¥1 trillion.

We launched our substantive one bank structure in April 2012 and implemented initiatives to realize synergy effects preemptively and promptly in advance of the merger of Pre-Merger Mizuho Bank and Mizuho Corporate Bank, which was completed in July 2013.

By completing a single bank and single securities structure through the merger of our securities subsidiaries in January 2013 and the merger of Pre-Merger Mizuho Bank and Mizuho Corporate Bank in July 2013, we are strengthening group cooperation among banking, trust banking, securities and other business areas. As well as aiming to maximize group profitability, this will enable us to provide a wide range of seamless financial services to our customers in a direct and timely manner.

Based on the benefits and challenges emerging through these actions and in response to structural and regulatory changes in the economy and society in both Japan and overseas, we have formulated a new medium–term business plan for the three years from fiscal year 2013. This proactive business plan has been named the “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” and it aims to launch the new Mizuho toward the “new frontier” of the next generation of finance.

We will (i) move to a new, advanced group management structure, which includes the single bank and single securities structure, (ii) develop a new corporate identity as part of our initiatives to form a common corporate culture throughout the group, and (iii) position the One MIZUHO New Frontier Plan as one of the three pillars of our new group strategy. By doing this, we will further advance our business model toward the new frontier of finance.

“One MIZUHO New Frontier Plan:—Stepping up to the Next Challenge—”

We commenced our new medium-term business plan for the three years from the fiscal year ending March 31, 2014. We named this proactive business plan the “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” and it aims to launch the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. As part of this plan, we have developed five basic policies reflecting Mizuho’s vision for our future, the necessary elements for the new frontier of finance, and our future direction based on an analysis of our current situation, and also, adding more detail to these five basic policies, we have developed ten basic strategies in terms of business strategy and management foundations as follows:

Mizuho’s Vision

As well as establishing a new, common corporate identity (further details below) for the group as part of our actions toward forming a new, common corporate culture as we push forward toward the new Mizuho as a unified group, we have developed the following vision for our future as part of our new corporate identity, and we have set the same vision for our medium-term business plan:

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

•	The most trusted financial services group

•	The best financial services provider

•	The most cohesive financial services group

Five Basic Policies

Based on Mizuho’s vision, the necessary elements for the new frontier of finance, and our future direction based on an analysis of Mizuho’s current situation, we have developed the following five basic policies as part of the medium-term business plan:

•	Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers.

•	Contribute to sustainable development of the world and Japan by proactively responding to change.

•	Mizuho Means Asia: accelerate globalizations.

•	Build strong financial and management foundations to support the essence of Mizuho.

•	Form strong corporate governance and culture in the spirit of One MIZUHO.

Ten Basic Strategies

Adding more detail to the five basic policies under the medium-term business plan, we have also developed ten basic strategies in terms of business strategy and management foundations as follows:

Business Strategy

•	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments.

•	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

•	Support formation of personal financial assets in Japan and invigorate their investment.

•	Strengthen proactive risk-taking functions for growth industries and corporations.

•	Strengthen and expand Asia-related business in Japan and on a global basis.

•	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

Business Management, Management Foundations, etc.

•	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

•	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

•	Further strengthen proactive governance and risk management.

•	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

Advanced Group Management Structure

In April 2013, we turned Mizuho Securities, which had been a consolidated subsidiary of Mizuho Financial Group, into a directly- held subsidiary of Mizuho Financial Group, and moved to a new group capital structure which places banking, trust banking, securities and other major group companies under the direct control of the holding company. Also, in July 2013, Pre-Merger Mizuho Bank and Mizuho Corporate Bank conducted their merger.

Further, from April 2013, for the purpose of promoting timely and unified group strategic planning under the strong governance of the holding company, in addition to the strengthening of group governance, we moved to a new group operational structure. Specifically, the executive officers in charge of corporate planning and management at the holding company have been serving in four-way concurrent positions at Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, and also, we have clarified their positioning as the group chief officers. In addition, the holding company established ten business units and head-office coordination division to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas based on the ten business units across Pre-Merger Mizuho Bank and Mizuho Corporate Bank under the substantive one bank structure. For further information about ten business units, See “Group Operations.”

We also established at the holding company five group strategy conferences concerning the strategies for retail (personal), wholesale (corporate), international (overseas), asset management, and markets as forums to comprehensively deliberate on important matters in terms of group business strategy among units. With the establishment of these strategy conferences, the existing three global groups were abolished.

New Mizuho Corporate Identity

As part of our actions toward establishing a common group culture, we have established a new Mizuho corporate identity to push forward toward the new, unified Mizuho. The new Mizuho corporate identity consists of the following components: “Corporate Philosophy: Mizuho’s fundamental approach to business activities,” “Vision: Mizuho’s vision for the Future” and “The Mizuho Values: The shared values and principles of Mizuho’s people.”

Brand Strategy

We have reviewed our brand strategy from the perspective of building the optimal brand for the new Mizuho based on the move to our advanced group management structure and establishment of Mizuho’s corporate identity. We will change our brand slogan from “Channel to Discovery” to “One MIZUHO: Building the future with you.”

Group Operations

New Group Operational Structure

As shown below, we moved to a new group operational structure under which we will be able to determine strategy and initiatives and formulate business plans corresponding to each unit responsible for business strategy promotion across group-wide banking, trust banking, securities and other business areas. We established ten business units to determine strategy and initiatives across group-wide banking, trust banking, securities and other business areas based on the ten business units across Pre-Merger Mizuho Bank and Mizuho Corporate Bank under the substantive one bank structure.

Personal Banking Unit

The Personal Banking Unit provides products and services to individuals.

In the asset management business area, we provide a range of financial products such as investment trusts and individual insurance products to meet our customers’ needs.

We also handle trust products at Mizuho Bank branches and Mizuho Securities branches as agents of Mizuho Trust & Banking and provide trust-oriented services such as testimony trust and real estate related services by setting up “Trust Lounge” in Mizuho Bank branches. We have 167 of Mizuho Securities “Planet Booths,” which are located in the branches and offices of Mizuho Bank as of March 31, 2013, and we respond to our customers’ needs relating to securities products.

With respect to loan business, we offer various products and services such as “Flat 35,” a housing loan product with a fixed interest rate for a maximum of 35 years offered in cooperation with and securitized by the Japan Housing Finance Agency, in addition to our own housing loan products. Also, we provide “Captive Loans” in cooperation with Orient Corporation and aim to improve customer convenience of “Mizuho Bank Card Loans.”

In addition to expanding our staffed branches throughout Japan (Mizuho Bank: 429, Mizuho Trust & Banking: 52, Mizuho Securities: 299 as of March 31, 2013) and our ATM network, we are enhancing our Internet banking services and strengthening marketing by call centers.

We provide executives and employees of our corporate customers with products and services such as opening new deposit accounts for salaries upon employment, housing loans and asset management services for retirement allowances, etc.

We undertake the business related to lottery tickets, such as, the sales of lottery tickets issued by prefectures and government-ordinance-designated cities.

Retail Banking Unit

The Retail Banking Unit provides products and services mainly to business owners, land owners, lease holders, and SMEs.

We aim to be a “Long-term Business Partner” of our customers in relation to both corporate and individual matters by providing comprehensive consulting services of business and assets inheritance and asset management for business owners, landowners and lease holders, and by providing overall banking services for SMEs.

In addition, we stably supply customers with ample funds while securing appropriate levels of interest rates in accordance with their risks, through concentrating our overall lending operations for small-scale companies in Mizuho Business Financial Center, a subsidiary that specializes in making loans.

Corporate Banking Unit (Large Corporations)

The Corporate Banking Unit (Large Corporations) engages in relationship management for large corporations and their affiliates in Japan.

By integrating the group’s specialty functions, including banking, trust banking and securities, and based on our solid relationship with our domestic customers and utilizing our global industry knowledge, we offer a full range of financial solutions on a global basis to meet our customers’ needs in fund-raising, management and financial strategies.

Mizuho Bank and Mizuho Securities have introduced the double-hat structure in several offices in Japan. Mizuho Bank and Mizuho Securities collaborate globally to implement our securities strategy on a global basis and to provide our customers solutions based on their capital management, business strategy and financial strategy.

Mizuho Bank and Mizuho Trust & Banking together provide solutions in relation to real estate (regarding which we have a leading track record in Japan), pension, securitization of assets, securities management, stock transfer agent, consulting, etc., to our customers’ diversified needs for investment and asset reduction.

Further, we are proactively providing risk money to develop next-generation industries and growth industries.

Corporate Banking Unit

The Corporate Banking Unit provides products and services mainly to relatively larger SMEs (quasi listed companies).

We implement our consulting functions through unifying banking, trust banking and securities functions. We provide a range of solution businesses in accordance with the growth strategy of our corporate customers: we provide solutions for stable fund-raising, mergers and acquisitions and initial public offerings for customers in their start-up or growth stages, and management buy-out, business inheritance, entry to new business and business restructuring for customers in mature or transition stages.

With an aim to provide financial services together with sophisticated advisory that are appropriate in light of the customers’ business strategies, we respond to customers’ needs through various solution businesses such as offering syndicated loans targeted at SMEs, advisory services related to overseas expansions, mergers and acquisitions-related services, business matching services. On top of this, we develop financial products brokerage business and strengthen the initiatives to enhance customer base for trustee business for defined contribution pension plans and support for start-up companies in cooperation with Mizuho Capital Co., Ltd.

Financial Institutions & Public Sector Business Unit

The Financial Institutions & Public Sector Business Unit provides products and services mainly to financial institutions and central and local governments.

For financial institution customers in Japan, we offer advisory services and solutions, such as advice on financial strategy and risk management, support for overseas business, support for revitalization of regional economies, and proposals on various investment products, by concentrating our various financial expertise from each group company to meet the increasingly sophisticated and varied needs of customers.

For public sector entities, we provide comprehensive financial services that include funding support via the subscription and underwriting of public bonds, cooperation between the public and private sectors, i.e., services as a designated financial institution, PFI and PPP, and arrangement of syndicated loans.

Regarding our bond-related businesses, with our extensive experience and track record as a leading bank in this area, we support our customers’ financing needs by underwriting bonds issued by public sector entities and working as the commissioned bank or fiscal agent for bonds issued by corporations, financial institutions and public sector entities.

International Banking Unit

The International Banking Unit is responsible for business with non-Japanese companies and Japanese companies that conduct business overseas.

In this business area, we provide unified support both in Japan and overseas for our Japanese corporate customers to expand their overseas operations. We do this by providing highly specialized services that use our advanced financial technologies and expertise. Particularly in the Asia region, we support Japanese corporate customers in connection with their entry into these markets by offering advisory and other services. We also actively promote business with non-Japanese corporate customers in various countries through our global network.

Further, we actively implement initiatives to meet the diverse needs of our overseas customers in product areas such as project finance and trade finance.

We are expanding our overseas office network to strengthen our overseas support framework for our customers.

In April 2012, Mizuho Corporate Bank established a representative office in Yangon in Myanmar. Myanmar has been attracting increasing world attention due to its remarkable economic growth even compared to others within the Greater Mekong Sub-region in recent years. In addition, we expanded the range of businesses that we are able to handle at the Yangon Representative Office in January 2013, on the back of the steady increase in customers considering entering the Myanmar market or expanding their businesses there.

In April 2013, Mizuho Corporate Bank opened its Bangalore-Devanahalli Branch, which is the third branch for us in India, following our branches in Mumbai and New Delhi. This is also the first branch for a Japanese Bank in the Bangalore area. Further, in January 2013, Mizuho Corporate Bank received formal approval from the local authorities to open a branch in Chennai. We are expanding our branch network in India to be able to provide a range of banking services near our customers operating there.

In January 2013, Mizuho Corporate Bank (China), Ltd., a wholly-owned subsidiary of Mizuho Corporate Bank, opened sub-branches in the Heping Distinct of Tianjin City and in Kunshan City in China. Further, Mizuho Corporate Bank (China) has obtained formal approval from the local authorities to prepare for opening of a branch in Hefei City in China.

We will continue to strengthen our overseas support framework through actions such as providing local information and supplementing services by forming business alliances with government-affiliated organizations and local financial institutions mainly in emerging nations where Japanese corporations are considering expanding their businesses.

Investment Banking Unit

The Investment Banking Unit provides sophisticated financial solutions mainly in the business areas of M&A, real estate, securitization, natural resource/infrastructure/energy and fund-raising support. We are responding to the needs of our broad customer base such as multi-national companies and SMEs by unifying banking, trust banking and securities functions, whereby, we aim to maximize customers’ satisfaction.

In the M&A business, with an aim to increase the corporate value of our customers, we offer sophisticated M&A solutions mainly in relation to support for M&A strategies, such as cross-border M&A, business inheritance and going private transactions.

In the real estate business, we, by taking full advantage of our knowledge and skills of real estate-related project developed through the various deals we have arranged over the years, offer the best solutions such as various financing methods by use of their real estate and real estate-related investment strategies.

In the securitization business, by arranging customers’ asset securitization, we satisfy their demands such as diversification of fund-raising sources and improvement of financial indices through removing assets from their balance sheet.

In the natural resource/infrastructure/energy business, we provide various financial products and services such as project finance deals that enable the procurement of long-term capital for natural resource development abroad, the building of electric power generation projects and the construction of public infrastructure, support for promoting the wider use of renewable energy and arrangement of PFI/PPP deals for financing transportation and other types of public infrastructure.

In the business area of support for fund-raising, we proactively provide a wide variety of fund-raising-related solutions in the syndicated loan market, debt capital markets and equity capital markets.

We are further expanding our range of services through cooperation with our group companies, including Mizuho Corporate Advisory Co., Ltd. and Mizuho Capital Partners Co., Ltd.

Transaction Banking Unit

The Transaction Banking Unit engages in businesses related to domestic exchange settlement, foreign exchange, cash management, trade finance, yen correspondence settlement custody and stock transfer agent services.

Mainly to corporate customers, we offer various financial services and products such as Internet banking, cash management solutions, Renminbi-denominated services and trade finance on a global basis.

For financial institution and institutional investors, we provide custody and yen correspondence settlement services. In particular, we maintain a strong market position regarding our local custody services for non-Japanese residents.

With respect to trust banking business, we proactively engage in global custody services and securities agent services.

We meet our customers’ needs by unifying banking, trust banking and securities functions.

Asset Management Unit

The Asset Management Unit provides products and services that correspond to the needs of a broad customer base ranging from individuals to institutional investors by unification of banking, trust banking and securities functions as well as the businesses of our asset management group companies through the synergy effects arising from the integrated operation of the planning, development and sales of businesses relating to the asset management.

In the pension related business, we provide comprehensive pension proposals that include services and products related to defined contribution as well as defined benefit pension plans to meet the needs of customers by collaborating with asset management group companies such as Mizuho Asset Management, DIAM and Shinko Asset Management Co., Ltd. in promoting the business.

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

In addition, we develop global financial products by collaborating with BlackRock. Inc.

Market Unit

The Market Unit engages in the business of sales and trading of financial products related to, among others, interest rates, foreign exchange, commodities and credit, as well as investments in interest rates, equities, credit, etc.

We offer customers that have extensive overseas operations a range of market services through a network covering international financial centers such as Tokyo, London, New York, Singapore, Hong Kong, Bangkok, Seoul, Taipei and Shanghai. Moreover, we have systems for offering timely services under favorable conditions, including 24-hours market-making capabilities relating to foreign exchange services.

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

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of July 1, 2013): (i) ordinary banks, of which there were 125 not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 16, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

Ordinary banks consist mainly of city banks and regional banks. City banks, including Mizuho Bank, are based in large cities, operate domestically on a nation-wide scale through networks of branch offices and have strong links with large corporate customers in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including retail banking, small and medium-sized enterprise banking, international operations and investment banking. Regional banks are based in one of the prefectures of Japan and are generally much smaller in terms of total assets than city banks. In recent years, some regional banks have allied with each other and formed holding companies to operate in several prefectures. Customers of regional banks, other than local retail customers, include mostly regional enterprises and local public utilities, although regional banks also lend to large corporations. In addition to these types of banks, new retail-oriented banks have emerged in recent years, including Internet banks and banks specializing in placing their ATMs in convenience stores and supermarkets without maintaining a branch network.

Trust banks, including Mizuho Trust & Banking, are engaged in trust services in relation to, among others, money trust, pension trust and real estate trust services, in addition to banking business.

As of July 1, 2013, there were 57 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. In recent years, the governmental postal business has been in the process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. Privatization of the banking and insurance subsidiaries, which was originally planned to be completed by 2017, was suspended in December 2009. In April 2012, a law was enacted under which Japan Post was retransformed into a joint stock corporation holding three operating companies in October 2012, and the deadline of the privatization of banking and insurance subsidiaries was abolished and replaced with a statement that the privatization is to be conducted in the near future.

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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks, the amount of which is, from April 2010, equivalent to 0.107% of the amount of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.082% of the amount of other deposits. However, for the fiscal year ended March 31, 2013, because there were no insured bank failures, the insurance premium rate of 0.089% for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes and the insurance premium rate of 0.068% for other deposits were applied retroactively from the beginning of such fiscal year, and the amount paid in excess of such rates was reimbursed to insured banks without interest.

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

Participation in the deposit insurance system is compulsory for city banks (including Mizuho Bank), regional banks, long-term credit banks, trust banks (including Mizuho Trust & Banking), credit associations and co-operatives, labor banks and other financial institutions.

Governmental Measures to Treat Troubled Institutions

Under the Deposit Insurance Law, a Financial Reorganization Administrator can be appointed by the Prime Minister if the bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. Its business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of these types of institutions, and the bridge bank will seek to transfer the bank’s assets to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist another financial institution with succeeding the failed bank’s business may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or subordinated bonds, lending of subordinated loan, or loss sharing.

Where the Prime Minister recognizes that the failure of a bank which falls into any of (i) through (iii) below may cause an extremely grave problem in maintaining the financial order in Japan or the region where such bank is operating (“systemic risk”), without taking any of the measures described in (i) through (iii) below, the Prime Minister may determine to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting: (i) if the bank does not fall into either of the banks described in (ii) or (iii), the Deposit Insurance Corporation may subscribe for shares or subordinated bonds of, or lend subordinated loans to the bank, or subscribe for shares of the bank holding company of the bank, in order to enhance capital adequacy of the bank; (ii) if the bank may suspend or has suspended repayment of deposits or is unable to fully perform its obligations with its assets, financial aid exceeding the pay-off cost may be available to such bank; and (iii) if the bank may suspend or has suspended repayment of deposits and is unable to fully perform its obligations with its assets, and the systemic risk cannot be avoided by the measure mentioned in (ii) above, the Deposit Insurance Corporation may acquire all of the bank’s shares. The expenses for implementation of the above measures will be borne by the bank industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses.

New orderly and effective resolution regimes for financial institutions have been discussed internationally and “Key Attributes of Effective Resolution Regimes for Financial Institutions” was published by the Financial Stability Board in November 2011 and endorsed by the G20 leaders at the Cannes summit held in November 2011. Reflecting this global trend, by certain amendments to the Deposit Insurance Law (the “Amended Deposit Insurance Law”) that were promulgated in June 2013 and are scheduled to become effective before March 2014, a new resolution regime will be introduced in Japan.

Although the further details of the new resolution regime will require implementing ordinances which have not yet been published, under the new resolution regime stipulated in the amendments to Deposit Insurance Law, financial institutions including banks, insurance companies and securities companies and their holding companies will be subject to the regime.

Further, under the new resolution regime, among other things, (i) where the Prime Minister recognizes that the failure of a financial institution which falls into either of (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan without taking any of the measures described in (a) (specified item 1 measures)(tokutei dai ichigo sochi) or the measures described in (b) (specified item 2 measures)(tokutei dai nigo sochi), the Prime Minister may make determination (specified determination)(tokutei nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting; (a) if the financial institution does not fall into a financial institution which is unable to fully perform its obligations with its assets, the Deposit Insurance Corporation shall supervise the operation of the business of and the management and disposal of assets of that financial institution (tokubetsu kanshi), and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan (shikin no kashitsuke nado), or subscribe for shares or subordinated bonds of, or lend subordinated loans to the financial institutions (tokutei kabushiki nado no hikiuke nado), in each case to be taken as necessary taking into consideration of the financial conditions of the financial institution; and (b) if the financial institution is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the Deposit Insurance Corporation shall supervise that financial institution (tokubetsu kanshi), and may provide financial aid necessary to assist merger, business transfer, corporate split or other reorganization in respect to such failed financial institution (tokutei shikin enjo); and (ii) the Prime Minister must make determinations as to the capital treatment of the preferred shares, subordinated bonds or loans issued or entered into by such financial institution, prior to making determination that it is necessary to take the measures set out in (i)(a) or (b) above (but limited only to cases as set forth in implementing ordinances to established pursuant to the Amended Deposit Insurance Law). The expenses for implementation of the measures under this regime will be borne by the financial industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses. If a measure set out in (i)(b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operation and assets be under the control of the Deposit Insurance Corporation. The business or liabilities of the financial institution subject to the supervision (tokubetsu kanshi) by the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institutions, and the bridge bank will seek to transfer the bank’s business or liabilities to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist merger, business transfer, corporate split or other reorganization in respect to the financial institution set out in (i)(b) may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, lending of subordinated loan, or loss sharing.

Recovery and Resolution Plan

In November 2012, the Financial Stability Board published the latest list of global systemically important financial institutions (G-SIFIs). The list is annually updated by the Financial Stability Board each November, and the list as of November 2012 includes us. A recovery and resolution plan must be put in place for each G-SIFI, and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., as part of crisis management, financial institutions identified as G-SIFIs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIFI.

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

Under the Financial Instruments and Exchange Law, registered Financial Instruments Business Operators (kinyu-shouhin torihiki gyousha), such as Mizuho Securities, as well as Registered Financial Institutions (touroku kinyu kikan), such as Mizuho Bank and Mizuho Trust & Banking, are required to provide customers with detailed disclosure regarding the financial products they offer and take other measures to protect investors, including a delivery of explanatory documents to such customers prior to and upon the conclusion of transactional agreements.

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

Credit Limits

The Banking Law restricts the aggregate amount of loans to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The limits applicable to a bank holding company and bank with respect to their aggregate lending to any single customer or customer group are established by a cabinet order and by the Banking Law. The current limits are, in case of a single customer, 25%, and in case of a customer group, 40% of the total qualifying capital with certain adjustments of the bank holding company or bank and its subsidiaries and affiliates. In April 2013, the Financial Services Agency announced that the current credit limit restrictions will be tightened in line with the international standards, by, among other things, reducing the credit limit applicable to a customer group from 40% to 25% of the total qualifying capital with certain adjustments of the bank holding company or bank and its subsidiaries and affiliates. The amended credit limit restrictions are expected to be implemented by December, 2014.

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

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Law Concerning Restriction on Shareholdings by Banks. Bank’s Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2017. The Bank’s Shareholdings Purchase Corporation purchased ¥907.4 billion of shares during the period from March 12, 2009 through May 31, 2013. The Bank’s Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2027 by taking into consideration the effects on the stock market.

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

In December, 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision, and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the two global liquidity standards, see “Liquidity” below.

The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.

Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 3.5%, which will be raised in phases to 4.5% when fully effective in March 2015, and the Tier 1 capital requirement is 4.5%, which will be raised in phases to 6% when fully effective in March 2015.

Japanese banks with only domestic operations and bank holding companies the subsidiaries of which operate only within Japan are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that those banks and bank holding companies are required to have a minimum capital adequacy ratio of 4%, at least half of which must consist of Tier 1 capital, and are not required to apply capital charges to their market risks. Under the revised capital adequacy guidelines that will be applied from March 31, 2014, those banks and bank holding companies will be required to have a minimum Core Capital of 4%, and will become required to apply capital charges to their market risks as in the case of banks with international operations.

Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities etc. shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities. These regulatory adjustments based on the Basel III rules will begin at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and will be increased by 20% increments per year through March 2018 when the regulatory adjustments reach 100%.

The revised capital adequacy guidelines related to other requirements under the Basel III rules, such as the capital conservation buffer, have not yet been published.

Under the capital adequacy guidelines, banks and bank holding companies are required to measure and apply capital charges with respect to their credit risks, market risks and operational risks.

Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the AIRB approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and also apply the AMA for the calculation of operational risk from September 30, 2009.

For further information of the Capital Adequacy, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

Liquidity

Two minimum standards for funding liquidity will be introduced. The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows it could encounter under an acute short-term stress scenario. The Group of Governors and Heads of Supervision agreed on a revised LCR standard on January 6, 2013, and the Basel Committee on Banking Supervision issued the text of the revised LCR standard on January 7, 2013. In accordance with the revised LCR standard, the stock of unencumbered HQLA is to comprise “Level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities, covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets will be subject to certain haircuts based on types of securities and credit ratings. The revised LCR standard is subject to phase-in arrangements pursuant to which the LCR is to be introduced on January 1, 2015 with a minimum requirement of 60%, rising in equal annual steps of 10 percentage points to reach 100% on January 1, 2019. The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. A minimum standard for NSFR, including any revision, will be introduced in January 2018. The Basel Committee on Banking Supervision will put in place rigorous reporting processes to monitor the ratios during the observation period that began in 2011.

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

Prevention of Money Laundering

Under the Law Preventing Transfer of Profits Generated from Crime (Hanzai ni yoru Syueki no Iten Boushi ni kansuru Houritsu) (Law No. 22 of 2007, as amended), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions. Certain amendments to the law became effective in April 2013, which tightened, among other things, customer identification requirements.

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

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s New York, Chicago and Los Angeles branches and Houston and Atlanta representative offices. We also own one bank in the United States, Mizuho Corporate Bank (USA), as well as controlling interests in several other subsidiaries, including Mizuho Trust & Banking Co. (USA), which is engaged primarily in the trust and custody business, and Mizuho Securities USA Inc., a U.S. broker dealer engaged in the securities business.

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

Mizuho Financial Group and Mizuho Bank are financial holding companies (“FHCs”), and Mizuho Trust & Banking is a bank holding company, within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). As a matter of law, these three companies are expected to act as a source of financial strength to Mizuho Bank (USA) and Mizuho Trust & Banking Co. (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting interests in any company engaged in nonfinancial activities under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank, savings association or bank holding company.

Mizuho Financial Group and Mizuho Corporate Bank, now Mizuho Bank, became FHCs in December 2006. FHC status under the BHCA permits banking groups in the United States to engage in comprehensive investment banking businesses, such as the underwriting of and dealing in corporate bonds, equities and other types of securities. FHC status enables our group to promote our investment banking business on a broader basis in the United States.

As a financial holding company, we are also subject to additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. We and each of our U.S. insured depository institution subsidiaries must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Further, Mizuho Financial Group and Mizuho Bank must also meet such capital standards as calculated under its home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

U.S. branches, agencies and representative offices of foreign banks must be licensed, and are also supervised and regulated, by either a state banking authority or by the Office of the Comptroller of the Currency, the federal bank regulatory agency that charters and regulates national banks and federal branches and agencies of foreign banks. Each branch and representative office in the United States of Mizuho Bank is state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

The New York branch of Mizuho Bank is subject to supervision, examination and regulation by the New York State Department of Financial Services as well as by the Federal Reserve Board. Except for a prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York State has an asset pledge requirement for branches equal to the greater of 1% of average total liabilities for the previous month or $2 million, provided that an institution designated as a “well-rated foreign banking corporation” is permitted to maintain a reduced asset pledge with a cap of $100 million. The New York State Department of Financial Services may require higher amounts for supervisory reasons. Each U.S. branch and representative office of Mizuho Bank is subject to regulation and examination by the state banking authority of the state in which it is located.

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

In the United States, U.S.-registered broker-dealers are regulated by the U.S. Securities and Exchange Commission (the “SEC”). As a U.S.-registered broker-dealer, Mizuho Securities USA is subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and the conduct of directors, officers and employees.

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding organization is subject to comparable home country standards. On December 14, 2012, the Federal Reserve Board proposed regulations that would impose enhanced prudential standards on the foreign banking organization it supervises, such as Mizuho Bank, and would extend in some aspects to the foreign banking organizations’ parent companies, such as us. In particular, under the proposal, the U.S. branches of foreign banking organizations would also be subject to liquidity, single counterparty credit limits and, in certain circumstances, asset maintenance requirements. In addition, we may be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold all of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis.

Under the so-called “Volcker Rule” provisions of the Dodd-Frank Act, insured depository institutions; insured depository institution holding companies; non-U.S. banks with branches in the United States, such as Mizuho Bank; and affiliates and subsidiaries of such entities (collectively, “banking entities”) will be prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. The Volcker Rule became effective on July 21, 2012, kicking off a two-year conformance period. Banking entities are expected to bring their activities and investments into compliance by July 21, 2014, absent an extension by the Federal Reserve Board. The Volcker Rule is highly complex and many aspects remain unclear, and the U.S. banking and financial agencies are expected to issue final implementing regulations in 2013. Accordingly, the full impact of the Volcker Rule on our business will not be known with certainty until final regulations have been adopted.

The Dodd-Frank Act also provides an extensive framework for the regulation of over-the-counter (“OTC”) derivatives, including mandatory clearing and transaction reporting of certain OTC derivatives. In addition, entities that are swap dealers, security-based swap dealers, major swap participants, or major security-based swap participants are required to register with the SEC or the U.S. Commodity Futures Trading Commission (the “CFTC”), or both, and comply with capital, margin, business conduct, recordkeeping, and other requirements applicable to such entities. Under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of U.S. banks and U.S. branch offices of foreign banks will be restricted, which may necessitate changes to how we conduct our derivatives activities. On June 5, 2013, the Federal Reserve Board approved an interim final rule clarifying the treatment of uninsured U.S. branches and agencies of foreign banks under this “push-out” provision. The interim final rule clarified that uninsured U.S. branches and agencies of foreign banks will be treated as insured depository institutions with respect to this “push-out” provision, including eligibility for a transition period of up to 24 months to comply and for certain statutory exceptions. The interim final rule is effective as of June 5, 2013.

The CFTC and SEC have not yet finalized many of the regulations under the Dodd-Frank Act relating to OTC derivatives, including regulations and guidance with respect to the extraterritorial application of many provisions. As a result, the effects of such unfinalized provisions could vary depending on the final rules and guidance adopted.

Mizuho Capital Markets Corporation and Mizuho Securities USA are registered with the CFTC as swap dealers as a result of their swap activities with US persons. As a result, Mizuho Capital Markets Corporation and Mizuho Securities USA are subject to certain entity-level and transaction-level regulation by the CFTC, including with respect to recordkeeping, reporting, risk management, clearing, trade execution, and internal and external business conduct standards, and will become subject to additional regulations under the Dodd-Frank Act as such regulations go into effect in 2013 or following adoption of additional applicable regulations by the CFTC and/or SEC.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“Section 219”) added Section 13(r) to the U.S. Securities Exchange Act of 1934, requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by such filing. Section 219 requires disclosure even of certain activities not prohibited by U.S. or other law and even if such activities were conducted outside the United States by non-U.S. affiliates in compliance with local law.

Our affiliate Mizuho Bank (including when operating as Mizuho Corporate Bank prior to its merger with the Pre-merger Mizuho Bank) is our only affiliate to have engaged in activity that is relevant for this purpose. Mizuho Bank maintains compliance policies and procedures to conform its operations to all applicable economic sanctions laws and regulations, and has dedicated substantial resources to this effort. In that context, and only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions, non-U.S. branches of Mizuho Bank, which at the time was named Mizuho Corporate Bank, engaged in a limited number of activities reportable under Section 219 during the period covered by this annual report, as described below. No U.S. branches of Mizuho Bank were involved in any of these activities.

Legacy Guarantees and Loan Obligations

During the period covered by this disclosure, Mizuho Bank was party to three legacy counter guarantees that were opened in connection with activities of its customers for the benefit of Iranian banks. When such guarantees were entered into, the banks in question had not been designated under U.S. Executive Orders (“E.O.”) 13224 or 13382, although they were subsequently so designated. Mizuho Bank maintained these guarantees post-designation only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions and after obtaining licenses issued by Japan’s Ministry of Finance where necessary. As contractual obligations, these guarantees cannot be exited by Mizuho Bank unilaterally until there is full performance under the contract that is supported by the counter guarantees. In the fiscal year ended March 31, 2013, Mizuho Bank received fees of approximately $8,000 attributable to these guarantees and net profits of less than that amount. Mizuho Bank cancelled one of these counter guarantees during the fiscal year ended March 31, 2013 and continues to seek to terminate the remaining two. Mizuho Bank has no intention to enter into any further similar guarantees.

In addition, Mizuho Bank acted as an administrative agent under a syndicated loan extended to an Iranian bank that was later designated under E.O. 13382. Mizuho Bank transferred a repayment from this Iranian bank in the fiscal year ended March 31, 2013, in accordance with applicable laws and regulations. The loan expired in 2013 upon repayment of the debt and its transfer to the lender. Mizuho Bank also acted as a sub-participant in another syndicated loan extended to an Iranian petrochemical company owned by the Government of Iran but not designated under E.O. 13224 and 13382. The loan expired in 2012 upon repayment of the debt in accordance with applicable laws and regulations. During the fiscal year ended March 31, 2013, Mizuho Bank received gross revenue of approximately $3,000 and net profits of less than that amount attributable to these syndicated loans. Mizuho Bank does not intend to enter into any further similar loans.

Activities through Correspondent Banking Accounts

In the fiscal year ended March 31, 2013, Mizuho Bank conducted a limited number of transfers through accounts it maintains for or at a limited number of Iranian banks designated under E.O. 13224 or 13382 and a limited number of other banks related to the Government of Iran. Mizuho Bank processed these transfers only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2013 attributable to this activity was approximately $2,000, with the net profit of less than that amount. Mizuho Bank will continue processing transfers through these accounts only under the limited circumstances where the transfer would conform to Mizuho Bank’s compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2013:

Notes:

(1)	Mizuho Securities and Mizuho Investors Securities which belonged to the Global Corporate Group and the Global Retail Group respectively, merged in January 2013. The new Mizuho Securities belongs to both the Global Corporate Group and the Global Retail Group.
(2)	Two asset management companies consist of Mizuho Asset Management and DIAM. DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.

Beginning on April 1, 2013, we moved to a new group operational structure and established ten business units such as personal banking unit, retail banking unit, corporate banking unit, etc., and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas, based on the ten business units across Pre-Merger Mizuho Bank and Mizuho Corporate Bank under the “substantive one bank” structure, and the existing three global groups were abolished.

In February 2013, we announced that Pre-Merger Mizuho Bank and Mizuho Corporate Bank signed a merger agreement, and on July 1, 2013, we conducted the merger.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2013:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.(1)	Japan	Banking	100.0%	100.0%
Mizuho Corporate Bank, Ltd.(1)	Japan	Banking	100.0	100.0
Mizuho Securities Co., Ltd.	Japan	Securities	95.8	95.8
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0	100.0
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0	54.0
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7	98.7
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6	98.6
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5	91.5
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0	100.0
Mizuho Factors, Limited	Japan	Factoring	100.0	100.0
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0	100.0
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0	50.0
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0	60.0

Overseas
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0	100.0
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0	100.0
Mizuho Corporate Bank (China), Ltd.	China	Banking	100.0	100.0
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0	100.0
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0	100.0
Mizuho International plc	U.K.	Securities and banking	100.0	100.0
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0	100.0
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0	100.0
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0	100.0
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0	99.0

Note:

(1)	In February 2013, we announced that Pre-Merger Mizuho Bank and Mizuho Corporate Bank signed a merger agreement, and on July 1, 2013, we conducted the merger.

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2012 and 2013:

	At March 31,
	2012	2013
	(in millions of yen)
Land	¥271,083	¥268,948
Buildings	735,188	743,473
Equipment and furniture	480,068	418,647
Leasehold improvements	89,200	90,306
Construction in progress	11,575	23,875
Software	668,448	657,702

Total	2,255,562	2,202,951
Less: Accumulated depreciation and amortization	1,150,693	1,110,962

Premises and equipment—net	¥1,104,869	¥1,091,989

Our head office is located at 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan with 14,134 square meters of office space. The headquarter buildings of Mizuho Financial Group, Mizuho Corporate Bank and Pre-Merger Mizuho Bank are each leased from third parties.

The total area of land related to our material office and other properties at March 31, 2013 was approximately 750,000 square meters for owned land and approximately 16,000 square meters for leased land.

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

Table of Contents for Item 5.

Overview

The Mizuho Group

We provide a broad range of financial services in domestic and overseas markets. The principal activities and subsidiaries are the following:

•

Mizuho Bank provides a wide range of financial products and services mainly in relation to deposits, lending and exchange settlement to individuals, SMEs, large corporations, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations;

•	Mizuho Trust & Banking provides products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfer agency; and

•	Mizuho Securities provides full-line securities services to individuals, corporations, financial institutions and public sector entities.

We also provide products and services such as those related to trust and custody, asset management, private banking, research services, information technology-related services and advisory services for financial institutions through various subsidiaries and affiliates.

In November 2011, we announced that we determined to conduct a merger between Pre-Merger Mizuho Bank and Mizuho Corporate Bank by around the end of the first half of the fiscal year ending March 31, 2014, on the assumption that, among other things, filings will have been made to and permission will have been obtained from the relevant authorities in Japan and any foreign countries, and signed a memorandum of understanding for further consideration and discussion of the details. Through the merger, we aim to become able to provide directly and promptly diverse and functional financial services to customers of Pre-Merger Mizuho Bank and Mizuho Corporate Bank, to continue to improve customer services by further enhancing group-wide collaboration among the banking, trust and securities functions, and to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources by strengthening group governance and improving group management efficiency. In addition to the merger, we announced that we would consider the possibility of an integration that includes Mizuho Trust & Banking. In April 2012, we integrated various business functions of Pre-Merger Mizuho Bank and Mizuho Corporate Bank prior to the effective date of the merger and implemented the “substantive one bank” structure, which included establishing a new organizational structure by unifying and reorganizing certain units, in order to realize the synergy effects of the merger as early as possible and ultimately to enhance our group profitability. In February 2013, we announced that Pre-Merger Mizuho Bank and Mizuho Corporate Bank signed a merger agreement, and on July 1, 2013, we conducted the merger.

In May 2012, we announced that Mizuho Securities and Mizuho Investors Securities signed a merger agreement, and on January 4, 2013, we conducted the merger. The merger is intended to enhance our retail securities business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through a single full-line securities company.

In December 2012, we announced that we determined to turn Mizuho Securities into a directly-held subsidiary of Mizuho Financial Group and to conduct a transformation into a new group management structure, which enables each business strategy promotion unit to pursue planning and promotion of a group-wide strategy across the banking, trust and securities functions and other business areas, on the assumption that the change and the transformation will have been approved at the general meeting of shareholders of each of Pre-merger Mizuho Bank and Mizuho Corporate Bank, and among other things, filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries. On April 1, 2013, we turned Mizuho Securities into a directly-held subsidiary of Mizuho Financial Group.

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

Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities that are elected for fair value treatment under ASC 825. For further information on the fair value option, see note 27 to our consolidated financial statements included elsewhere in this annual report.

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

Operating Environment

We operate principally in Japan, and our performance has generally tracked the macro economy of Japan. Since the fiscal year ended March 31, 2008, the global economy has weakened due mainly to the effects of the global financial market turmoil. The global economy continued to worsen in the fiscal year ended March 31, 2009, and financial results in the financial and industrial sectors deteriorated significantly. However, the global economy emerged from its worst and maintained a gradual recovery in the fiscal year ended March 31, 2010. In the fiscal year ended March 31, 2011, the global economy generally continued on a gradual recovery while the fiscal problems faced by certain countries in Europe became an increasing cause for concern. The recovery remained weak during the fiscal year ended March 31, 2012 due to destabilization of the international financial and capital markets caused by the fiscal problems in Europe.

In the fiscal year ended March 31, 2013, despite the continuing weakness in the recovery of the global economy and the further slowdown of the economy being felt particularly in Europe and China last summer, there are visible signs of recovery as concerns over the Euro region’s debt problems have been eased to some degree. In the United States, gradual recovery in the economy appears to be continuing, while the risk of a slackening in the economy remains with the budget sequestration set in motion in March 2013 as part of a large-scale austerity measure known as the “fiscal cliff.” In Europe, the economy is gradually slowing down, with the fiscal problems experienced by certain countries impacting the real economy. Although the concerns in the financial markets have eased to some degree due to such measures as the establishment of the European Stability Mechanism, it is expected that the circumstances continue in which a reduced budget may result in an economic slowdown or political instability, particularly among southern European countries, and it is difficult to predict the effects on the global economy. In Asia, although the economy was slowing as a whole, with the impact including the decline in exports to Europe, mainly ASEAN countries are showing a gradual economic recovery due mainly to increased public investments. However, in China, the pace of the economic recovery has been slow against the backdrop of the remaining downward pressure from inventory adjustment and a weak economic recovery in the major industrialized countries, and developments in real estate prices and export levels merit continued monitoring. In Japan, although the economy had long showed little improvement with decreased exports and production following the slowdown in overseas economies, there are visible signs of a gradual recovery. There have been significant changes in the Japanese political and economic situation since the Liberal Democratic Party’s landslide victory in the Lower House elections last November upon which the president of the party, Shinzo Abe, was nominated as the Prime Minister. Prime Minister Abe announced his “three-arrows strategy,” or “Abenomics,” consisting of an aggressive monetary policy, flexible fiscal policy and growth strategies that promote private investment. As for the future direction of the economy, while there are causes for concern, such as the downturn in overseas economies, which pose a risk of acting as a drag on economic growth, there are prospects for the economy to be back on course for recovery due mainly to the improved export situation following the depreciation of the yen against other currencies and the effects of economic measures implemented by the new government and the Bank of Japan’s monetary policies led by Haruhiko Kuroda, the new governor of the Bank of Japan.

Key indicators of Japanese economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis decreased by 3.7% and 2.0% in the fiscal years ended March 31, 2009 and 2010, respectively, and increased by 3.4%, 0.2% and 1.2% in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the first quarter of calendar 2012 through the first quarter of calendar 2013. The Japanese government stated in its monthly economic report in January 2013 that “while the Japanese economy shows weakness recently, signs of bottoming out can be seen in some areas.” The report in February 2013 strengthened the positive tone and stated that “the Japanese economy is bottoming out, while weakness can be seen in some areas,” and in March and April 2013, it stated that “the Japanese economy is showing movements of picking up recently, while weakness can be seen in some areas.” Furthermore, in May 2013, it stated that “the Japanese economy is picking up slowly,” and in June

2013, it stated that “the Japanese economy is picking up steadily.” Japan’s core nationwide consumer price index increased by 1.2% in the fiscal year ended March 31, 2009 but decreased by 1.6% and 0.8% in the fiscal years ended March 31, 2010 and 2011, respectively, and the index was unchanged in the fiscal year ended March 31, 2012, but decreased again by 0.2% in the fiscal year ended March 31, 2013 compared to the previous year. The Japanese government has been stating in its monthly economic reports from November 2009 onwards that the Japanese economy is in a mild deflationary phase, but the report in May 2013 began to state that “signs of change can be seen in some areas recently.”

The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2008 through the first quarter of 2013:

•

In October 2010, the Bank of Japan lowered its target for the uncollateralized overnight call rate from 0.1% to “around 0 to 0.1%,” which has since remained unchanged. In April 2013, the Bank of Japan announced that it would change the main operating target for money market operations from the uncollateralized overnight call rate to the monetary base, which is to be increased at an annual pace of about ¥60-70 trillion. In December 2009, the Bank of Japan announced that it would provide approximately ¥10 trillion in short-term funds to commercial banks at a low fixed rate, in order to boost liquidity and recover stability in the financial markets, and increased the amount to approximately ¥20 trillion and ¥30 trillion in March and August 2010, respectively. These measures were succeeded by an asset purchase program of approximately ¥35 trillion established by the Bank of Japan in October 2010, and it gradually increased the amount of the asset purchase program, mainly for the purchase of risk assets, to approximately ¥101 trillion by December 2012. In June 2010, the Bank of Japan announced that it would establish a “Growth-Supporting Funding Facility,” a fund-provisioning measure under which it would provide long-term funds to financial institutions at a low fixed rate in order to support the strengthening of the foundations for economic growth, and in June 2011, it also announced that it would establish a new line of credit to financial institutions for making equity investments and lending against liquid assets as collateral in order to further encourage financial institutions’ efforts to support economic growth. In February 2012, the Bank of Japan announced that it would pursue a “price stability goal in the medium to long term,” under which it would aim to maintain inflation at a rate consistent with price stability that is sustainable in the medium to long term, and provisionally set the goal at 1%. In March 2012, the Bank of Japan announced that it would establish special rules for a new arrangement for loans for small-lot investments and loans that had not been deemed eligible in the rules settled in June 2011 mentioned above, and it also announced that it would establish special rules for a new arrangement for U.S. dollar loans for investments and loans denominated in foreign currencies. In October 2012, the Bank of Japan announced that it would establish a “Stimulating Bank Lending Facility,” a fund-provisioning measure under which it would provide long-term funds at a low interest rate, without any limit, to financial institutions at their request.

In January 2013, the Bank of Japan announced that it would set a “price stability target” at 2% in terms of the year-on-year rate of change in the consumer price index and introduced the “open-ended asset purchasing method” under the asset purchase program, pursuant to which financial assets will be purchased on a monthly basis without setting any termination date, for the purpose of taking additional steps to provide monetary accommodation decisively. Furthermore, the Japanese government and the Bank of Japan released a joint statement that they would strengthen their policy coordination and work together in order to overcome deflation early and achieve sustainable economic growth with price stability. In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing both in terms of quantity and quality, and that it would continue with the quantitative and qualitative monetary easing which aims to achieve the price stability target of 2% until that target is maintained in a stable manner. Under the quantitative and qualitative monetary easing, the Bank of Japan would change the main operating target for monetary market operations from the uncollateralized overnight call rate to the monetary base, as mentioned above. In addition, the Bank of Japan would expand the purchases of the Japanese government bonds, with all maturities including 40-year bonds, to be increased at an annual pace of about ¥50 trillion and terminate the asset purchase program which would be absorbed into those purchases of the bonds. Furthermore, the Bank of Japan announced that it would expand the purchases of ETFs and Japan real estate investment trusts so that their amounts outstanding would be increased at an annual pace of ¥1 trillion and ¥30 billion, respectively.

The following charts show movements in long-term rates from January 2010 to June 2013, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2010 to June 2013, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, the aggregate monthly average balance of bank loans compared with that of the previous year started to increase in August 2005. The growth generally peaked in December 2008, and the aggregate monthly average balance of bank loans began showing a declining trend beginning December 2009. Thereafter, it again started to increase in October 2011.

•

The CDS index called Markit iTraxx Japan, which is composed of 50 of the most liquid investment grade CDSs for Japanese entities, fell to 113.9 basis points as of March 29, 2013 from 154.5 basis points as of March 30, 2012, and fell to 110.7 basis points as of June 28, 2013. For information on financial transactions for hedging in relation to credit derivatives, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.”

•

According to Teikoku Databank, a Japanese research institution, there were approximately 11,500 corporate bankruptcies in the fiscal year ended March 31, 2011, involving approximately ¥4.6 trillion in total liabilities, approximately 11,400 corporate bankruptcies in the fiscal year ended March 31, 2012, involving approximately ¥3.9 trillion in total liabilities, and approximately 10,700 corporate bankruptcies in the fiscal year ended March 31, 2013, involving approximately ¥2.9 trillion in total liabilities. The number of corporate bankruptcies decreased from a year earlier for the fourth consecutive year, and the amount of total liabilities marked the lowest level in the past ten years.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE with a March 31 fiscal year end, excluding financial institutions and companies newly listed during the relevant fiscal year, decreased from ¥26.3 trillion and ¥12.0 trillion, respectively, for the fiscal year ended March 31, 2011, to ¥22.1 trillion and ¥8.9 trillion, respectively, for the fiscal year ended March 31, 2012, and increased to ¥23.5 trillion and ¥10.4 trillion, respectively, for the fiscal year ended March 31, 2013.

•

According to the Bank of Japan, total financial assets of households increased from ¥1,500.1 trillion as of March 31, 2011 to ¥1,516.6 trillion as of March 31, 2012 and increased to ¥1,570.6 trillion as of March 31, 2013. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2009 through the first quarter of 2013:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 12.0% to ¥9,755.10 during the fiscal year ended March 31, 2011, but increased by 3.4% to ¥10,083.56 during the fiscal year ended March 31, 2012, followed by a 23.0% increase to ¥12,397.91 during the fiscal year ended March 31, 2013. Thereafter, the Nikkei Stock Average increased to ¥13,677.32 as of June 28, 2013. The following chart shows the daily closing price of the Nikkei Stock Average from January 2010 to June 2013:

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥82.84 to $1.00 as of March 31, 2011, ¥82.17 to $1.00 as of March 30, 2012 and ¥94.04 to $1.00 as of March 29, 2013. Thereafter, the yen weakened to ¥98.83 to $1.00 as of June 28, 2013. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2010 to June 2013:

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 25.4% in the fiscal year ended March 31, 2010 and increased by 5.6%, 2.7% and 6.2% in the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published land prices in Japan rose by 0.1% during calendar year 2006, which was the first increase in 16 years, and rose again by 1.3% during calendar year 2007, but decreased by 3.2%, 4.2%, 2.7%, 2.3% and 1.6% during calendar years 2008, 2009, 2010, 2011 and 2012, respectively.

Capital Improvements

All yen figures in this subsection are truncated.

We have been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders” as described below.

Strengthening of Our Stable Capital Base

In the fiscal year ended March 31, 2013, we strengthened our capital base mainly as a result of earning ¥560.5 billion of consolidated net income (under Japanese GAAP).

With respect to redemptions of previously issued securities, since April 2012, we have made redemptions of various securities that qualify as Tier 1 and Tier 2 capital under Basel II upon the arrival of their respective early optional redemption dates. In June 2012, we redeemed ¥171.0 billion of non-dilutive Tier 1 preferred securities that were issued by our overseas special purpose company in February 2002. In July 2013, we acquired and subsequently cancelled all ¥36.9 billion of the shares of the thirteenth series class XIII preferred stock. With respect to Tier 2 capital, in October 2012, we redeemed ¥53.0 billion of dated subordinated bonds that were issued by Pre-Merger Mizuho Bank in October 2009.

With respect to new issuances, in June 2012, Pre-Merger Mizuho Bank issued ¥47.0 billion of dated subordinated bonds through public offerings to wholesale investors in Japan. In July 2012, our overseas special purpose company issued $1.5 billion of dated subordinated bonds. In October 2012, Pre-Merger Mizuho Bank issued ¥80.0 billion of dated subordinated bonds through a public offering in Japan.

The new capital regulations under Basel III were implemented beginning March 31, 2013. Our Common Equity Tier 1 capital ratio under Basel III as of March 31, 2013 was 8.16%. We estimate that it was above our mid-8% level target after including the outstanding balance of the eleventh series class XI preferred stock (¥340.6 billion as of March 31, 2013) that will become mandatorily converted into common stock, and will thus be fully recognized as Common Equity Tier 1 capital, by July 2016. We aim to increase our Common Equity Tier 1 capital ratio under Basel III stably to 8% or higher (fully-effective basis, including the outstanding balance of the eleventh series class XI preferred stock) by March 31, 2016. We believe that we will be able to secure a sufficient Common Equity Tier 1 capital ratio under Basel III as of March 31, 2019 when it becomes fully effective pursuant to its phase-in implementation. The foregoing target is based on publicly-available materials that have been issued so far.

The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors.”

Steady Returns to Shareholders

We paid cash dividends with respect to the fiscal year ended March 31, 2013 of ¥6 per share of common stock (including interim dividend payments of ¥3), unchanged from those in the previous fiscal year.

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following:

Loans and Deposits

Loan volume

Our total loan balance increased on a year-on-year basis in the fiscal year ended March 31, 2013 due mainly to an increase in overseas loans. The increase in overseas loans was due mainly to increases in loans to commercial and industrial, mainly in Asia, and the translation impact of the depreciation of the yen against other major currencies.

Margins between loans and deposits

In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing both in terms of quantity and quality, while it maintained its target for the uncollateralized overnight call rate at “around 0 to 0.1%,” which has remained unchanged since October 2010. Reflecting a decline in yen interest rate levels, the average yield on domestic loans decreased from 1.31% in the fiscal year ended March 31, 2012 to 1.27% in the fiscal year ended March 31, 2013, and the average rate on domestic interest-bearing deposits decreased from 0.09% to 0.08%.

Provision (credit) for loan losses

We recorded a provision for loan losses of ¥140 billion in the fiscal year ended March 31, 2013 compared to a credit for loan losses of ¥23 billion in the fiscal year ended March 31, 2012. The change was due primarily to an increase in allowance for loan losses as a result of an increase in foreign impaired loans that required an allowance for loan losses and of increased estimated loss reflecting changes in business environment surrounding some domestic obligors, offset in part by the effects of the continuing gradual recovery of the Japanese economy as described in “—Overview—Operating Environment.” The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans.

Fees and Commissions

For the fiscal year ended March 31, 2012, fees and commissions were ¥575 billion, a slight decrease compared to the fiscal year ended March 31, 2011 due mainly to a decline in commissions such as brokerage commissions and underwriting and selling fees at Mizuho Securities caused by the downturn in the stock market, offset in part by an increase in noninterest income from overseas business, income associated with sales of investment trusts and individual annuities to individual customers and solution-related income from corporate customers. For the fiscal year ended March 31, 2013, fees and commissions increased by ¥38 billion from the previous fiscal year to ¥613 billion due mainly to an increase in fees and commissions from securities-related business, such as those related to equity securities transactions, investment trust and individual annuities as a result of a recovery of the stock markets, and an increase in fees and commissions from deposits, debentures and lending business, such as those associated with domestic syndicated loans.

Debt and Equity Securities Portfolio

The amount of our funding through deposits significantly exceeds our total loans. As a result, we allocate a significant portion of such excess among investments in debt securities, including Japanese government bonds and investments in equity securities consisting mainly of common stock of Japanese listed company customers. We also hold some credit and alternative investments for the purpose of diversifying our risks and expanding our income sources.

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds. As of March 31, 2013, we had a total of ¥36,275 billion of available-for-sale debt securities within our investments, of which ¥30,783 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments, charged to income as an impairment loss. We had ¥38,467 billion and ¥36,275 billion of available-for-sale debt securities as of March 31, 2012 and 2013, respectively, and unrealized gains of ¥62 billion and ¥148 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. We earned investment gains related to bonds of ¥42 billion in the fiscal year ended March 31, 2012 and ¥91 billion in the fiscal year ended March 31, 2013. The increase in investment gains related to bonds was due mainly to an increase in gains related to sales of Japanese government bonds as a result of declining yen interest rates. As the Bank of Japan announced a “price stability target” of 2% in January 2013 and the changes in interest rates that could result may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate rise, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management including through the use of internal stress tests.

Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. As of March 31, 2011, 2012 and 2013, we recorded net unrealized gains related to marketable equity securities of ¥914 billion, ¥960 billion and ¥1,440 billion, respectively, in accumulated other comprehensive income, net of tax in equity. For the fiscal years ended March 31, 2011, 2012 and 2013, impairment losses on available-for-sale securities were ¥77 billion, ¥117 billion and ¥76 billion, respectively, of which impairment losses on marketable equity securities were ¥65 billion, ¥110 billion and ¥72 billion, respectively. The decrease in impairment losses on marketable equity securities in the fiscal year ended March 31, 2013 was due mainly to a recovery of the stock markets during such fiscal year. Following our initiatives for reducing the size of our stock portfolio under our Medium-term Management Policy named the “Transformation Program” for the three fiscal years ended March 31, 2013, as described in “Item 4.B. Information on the Company—Business Overview,” we will continue the initiatives under our new medium-term business plan named “One MIZUHO New Frontier Plan” that will be in force for three years beginning the fiscal year ending March 31, 2014, primarily through the sales of the stocks for which we received customers’ consents to sell, based on a recognition that it is one of our most important management issues.

Costs and Expenses

In the fiscal year ended March 31, 2013, general and administrative expenses decreased by ¥37 billion from the previous fiscal year to ¥440 billion due mainly to our continuous group-wide cost reduction efforts. In the fiscal year ended March 31, 2013, salaries and employee benefits decreased by ¥15 billion from the previous fiscal year to ¥572 billion due mainly to the effect of decreased employee retirement benefit expenses as a result of a decrease in the amortization of net actuarial loss, an increase in expected return on plan assets, and the absence of a premium allowance for voluntary early retirement program of a securities subsidiary incurred in the previous fiscal year. Even after we exceeded our cost reduction target set under the Transformation Program, we plan to continue such efforts to promote cost reduction initiatives under the One MIZUHO New Frontier Plan.

Others

Exposure to Troubled European Economies

In Europe, fiscal problems in certain countries are affecting the financial system and the real economy, and the uncertainty concerning European economic activity has clearly become significant and presents a risk of a downturn in the world economy. These countries include Greece, Ireland, Italy, Portugal and Spain. As of March 31, 2013, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries had no holdings of sovereign bonds issued by these countries and had a total of approximately $3.8 billion in exposure to obligors in such countries. The breakdown by country and by type of obligor was as follows:

	As of		Increase (decrease)
	September 30, 2012	March 31, 2013
	(in billions of US dollars)
Greece	$0.1	$0.1	$0.0
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.1	0.1	0.0
Ireland	0.4	0.3	(0.1)
Sovereign	—	—	—
Financial Institutions	0.1	0.0	(0.1)
Others	0.3	0.3	0.0
Italy(2)	1.7	1.6	(0.1)
Sovereign	0.1	0.1	0.0
Financial Institutions	0.1	0.1	0.0
Others	1.5	1.4	(0.1)
Portugal	0.3	0.4	0.1
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.3	0.4	0.1
Spain(2)	1.4	1.4	0.0
Sovereign	—	—	—
Financial Institutions	0.0	0.0	0.0
Others	1.4	1.4	0.0
Total	$3.9	$3.8	$(0.1)
Sovereign	0.1	0.1	0.0
Financial Institutions(3)	0.2	0.1	(0.1)
Others	3.6	3.6	0.0

Notes:

(1)	Figures in the above table are on a managerial accounting basis.
(2)	The obligors in Italy and Spain to which we had exposure consisted mainly of highly rated large corporations.
(3)	Our exposure to financial institutions that are not state-owned was minimal.

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

For assets and liabilities classified in Level 1 and 2 of the hierarchy, where inputs are principally based on observable market data, there is less judgment or estimate in determining fair value, while the determination of fair value of Level 3 assets and liabilities involves more significant management judgments and estimates. For further information, including valuation methodologies and the use of management estimates and judgments in connection therewith, see note 27 to the consolidated financial statements included elsewhere in this annual report.

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

For further information on our pension and other employee benefits, see note 19 to the consolidated financial statements included elsewhere in this annual report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions of yen)
Interest and dividend income	¥1,460	¥1,437	¥1,423
Interest expense	449	416	412

Net interest income	1,011	1,021	1,011
Provision (credit) for loan losses	1	(23)	140

Net interest income after provision (credit) for loan losses	1,010	1,044	871
Noninterest income	1,037	1,090	1,439
Noninterest expenses	1,436	1,471	1,425

Income before income tax expense	611	663	885
Income tax expense	193	14	4

Net income	418	649	881
Less: Net income (loss) attributable to noncontrolling interests	5	(7)	6

Net income attributable to MHFG shareholders	¥413	¥656	¥875

Executive Summary

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net interest income decreased by ¥10 billion, or 1.0%, from the previous fiscal year to ¥1,011 billion in the fiscal year ended March 31, 2013 due to a decrease in net domestic interest and dividend income of ¥44 billion, offset in part by an increase in net foreign interest and dividend income of ¥34 billion. The decrease in net domestic interest and dividend income was due mainly to a decrease in interest income from loans as a result of a decrease in the average yield, reflecting a decline in yen interest rate levels, as well as average balance, offset in part by a decrease in interest expense on domestic deposits as a result of a decrease in the average rate, also reflecting a decline in yen interest rate levels. The increase in net foreign interest and dividend income was due mainly to an increase in interest income from foreign loans as a result of an increase in the average balance, mainly in Asia and Oceania, offset in part by an increase in interest expense on foreign short-term borrowings as a result of increases in the average balance and the average rate. We had a provision for loan losses of ¥140 billion in the fiscal year ended March 31, 2013 compared to a credit for loan losses of ¥23 billion in the previous fiscal year. The change was due primarily to an increase in allowance for loan losses as a result of an increase in foreign impaired loans that required an allowance for loan losses and of increased estimated loss reflecting changes in business environment surrounding some domestic obligors, offset in part by the effects of the continuing gradual recovery of the Japanese economy.

Noninterest income increased by ¥349 billion, or 32.0%, from the previous fiscal year to ¥1,439 billion in the fiscal year ended March 31, 2013. The increase was due mainly to an increase in trading account gains—net of ¥201 billion, investment gains—net of ¥121 billion in the fiscal year ended March 31, 2013 compared to investment losses—net of ¥33 billion in the previous fiscal year, an increase in other noninterest income of ¥41 billion and an increase in fees and commissions of ¥38 billion, offset in part by a decrease in foreign exchange gains—net of ¥77 billion. The increase in trading account gains—net was due mainly to an increase in trading account gains related to bonds reflecting a decline in yen interest rate levels, an increase in trading account gains related to domestic equity securities reflecting an upturn in domestic market conditions and gains recorded by consolidated VIEs as a result of an improvement in market conditions. The change in investment gains (losses)—net was due mainly to investment gains related to equity securities recorded in the fiscal year ended March 31, 2013 compared to investment losses related to equity securities in the previous fiscal year and an increase in investment gains related to bonds. The increase in fees and commissions was due mainly to an increase in fees and commissions from securities-related business and an increase in fees and commissions from deposits, debentures and lending business. The decrease in foreign exchange gains—net was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2013.

Noninterest expenses decreased by ¥46 billion, or 3.1%, from the previous fiscal year to ¥1,425 billion in the fiscal year ended March 31, 2013. The decrease was due mainly to a decrease in general and administrative expenses of ¥37 billion and a decrease in salaries and employee benefits of ¥15 billion. The decrease in general and administrative expenses was due mainly to our continuous group-wide cost reduction efforts. The decrease in salaries and employee benefits was due mainly to the effect of decreased employee retirement benefit expenses.

As a result of the foregoing, income before income tax expense increased by ¥222 billion, or 33.5%, from the previous fiscal year to ¥885 billion in the fiscal year ended March 31, 2013. Income tax expense decreased by ¥10 billion, or 71.4%, from the previous fiscal year to ¥4 billion in the fiscal year ended March 31, 2013 due mainly to a decrease in current income tax expense.

Net income increased by ¥232 billion, or 35.7%, from the previous fiscal year to ¥881 billion in the fiscal year ended March 31, 2013. Net income (loss) attributable to noncontrolling interests was an income of ¥6 billion compared to a loss of ¥7 billion in the previous fiscal year. As a result, net income attributable to MHFG shareholders increased by ¥219 billion, or 33.4%, from the previous fiscal year to ¥875 billion in the fiscal year ended March 31, 2013.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net interest income increased by ¥10 billion, or 1.0%, from the previous fiscal year to ¥1,021 billion in the fiscal year ended March 31, 2012 due to an increase in net foreign interest and dividend income of ¥42 billion, offset in part by a decrease in net domestic interest and dividend income of ¥32 billion. The increase in net foreign interest and dividend income was due mainly to an increase in interest income from foreign loans as a result of an increase in the average balances, mainly in Asia, offset in part by an increase in interest expense on foreign deposits as a result of an increase in the average balances, which reflects issuances of certificates of deposit. The decrease in net domestic interest and dividend income was due mainly to a decrease in interest income from domestic loans as a result of the decrease in the average yield, which reflects a decline in yen interest rate levels, and the decrease in the average balance, offset in part by a decrease in interest expense on domestic deposits as a result of a decrease in average interest rates, which reflects a decline in yen interest rate levels. We had a credit for loan losses of ¥23 billion in the fiscal year ended March 31, 2012 compared to a provision of ¥1 billion in the previous fiscal year due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, the effect of which was enhanced against a backdrop of the improving domestic economic environment.

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

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011			2012			2013
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥371	¥1	0.27%	¥1,822	¥2	0.13%	¥3,096	¥3	0.10%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	6,264	10	0.16	6,122	11	0.17	6,676	11	0.17
Trading account assets	8,981	33	0.37	8,884	25	0.28	9,019	15	0.17
Investments	36,967	214	0.58	39,529	206	0.52	38,974	191	0.49
Loans	54,287	759	1.40	53,770	707	1.31	53,222	674	1.27

Total interest-earning assets	106,870	1,017	0.95	110,127	951	0.86	110,987	894	0.81

Deposits	68,060	86	0.13	68,474	64	0.09	70,281	57	0.08
Debentures	1,150	7	0.57	86	0	0.45	—	—	—
Short-term borrowings(1)	22,270	37	0.17	25,591	43	0.17	26,540	42	0.16
Trading account liabilities	4,183	14	0.34	3,833	14	0.38	2,986	13	0.44
Long-term debt	8,129	186	2.29	8,172	175	2.13	8,184	171	2.09

Total interest-bearing liabilities	103,792	330	0.32	106,156	296	0.28	107,991	283	0.26

Net	3,078	687	0.63	3,971	655	0.58	2,996	611	0.55

Foreign:
Interest-bearing deposits in other banks	1,643	8	0.46	3,509	17	0.46	3,600	15	0.42
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	8,772	44	0.50	9,082	35	0.39	10,226	51	0.50
Trading account assets	7,848	170	2.17	8,855	168	1.91	11,352	154	1.36
Investments	1,663	34	2.04	1,639	36	2.18	2,045	34	1.73
Loans	9,297	187	2.01	11,334	230	2.03	14,289	275	1.92

Total interest-earning assets	29,223	443	1.51	34,419	486	1.41	41,512	529	1.28

Deposits	8,048	48	0.60	9,878	67	0.68	11,700	67	0.58
Short-term borrowings(1)	12,312	49	0.40	13,248	34	0.25	16,653	49	0.29
Trading account liabilities	900	17	1.91	892	14	1.58	965	11	1.09
Long-term debt	482	5	0.95	650	5	0.84	733	2	0.40

Total interest-bearing liabilities	21,742	119	0.55	24,668	120	0.49	30,051	129	0.43

Net	7,481	324	0.96	9,751	366	0.92	11,461	400	0.85

Total:
Total interest-earning assets	136,093	1,460	1.07	144,546	1,437	0.99	152,499	1,423	0.93
Total interest-bearing liabilities	125,534	449	0.36	130,824	416	0.32	138,042	412	0.30

Net	¥10,559	¥1,011	0.71	¥13,722	¥1,021	0.67	¥14,457	¥1,011	0.63

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Interest and dividend income decreased by ¥14 billion, or 1.0%, from the previous fiscal year to ¥1,423 billion in the fiscal year ended March 31, 2013. Domestic interest and dividend income accounted for ¥894 billion of the total amount, a decrease of ¥57 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥529 billion, an increase of ¥43 billion from the previous fiscal year.

The decrease in domestic interest and dividend income was due mainly to the decrease in interest income from domestic loans. The decrease in interest income from domestic loans was due mainly to the decrease in the average yield, reflecting a decline in yen interest rate levels, as well as the average balance. Changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥49 billion, and changes in the average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥8 billion, resulting in the ¥57 billion decrease in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to the increase in interest income from foreign loans. The increase in interest income from foreign loans was due mainly to an increase in the average balance, mainly in Asia and Oceania. Changes in the average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥60 billion, and changes in the average balance of foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥103 billion, resulting in the ¥43 billion increase in foreign interest and dividend income.

Interest expense decreased by ¥4 billion, or 1.0%, from the previous fiscal year to ¥412 billion in the fiscal year ended March 31, 2013. Domestic interest expense accounted for ¥283 billion of the total amount, a decrease of ¥13 billion from the previous fiscal year, and foreign interest expense accounted for ¥129 billion of the total amount, an increase of ¥9 billion from the previous fiscal year.

The decrease in domestic interest expense was due mainly to a decrease in interest expense on domestic deposits. The decrease in interest expense on domestic deposits was due mainly to a decrease in the average interest rate, reflecting a decline in yen interest rate levels. The changes in the average interest rates on domestic interest-bearing liabilities contributed to substantially all of the overall decrease in interest expense of ¥13 billion.

The increase in foreign interest expense was due mainly to an increase in interest expense on foreign short-term borrowings. The increase in foreign interest expense on foreign short-term borrowings was due mainly to an increase in the average balance, primarily as a result of an increase in payables under repurchase agreements of our securities subsidiary in the United States as well as the average interest rate. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥11 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥20 billion, resulting in the ¥9 billion increase in foreign interest expense.

As a result of the foregoing, net interest income decreased by ¥10 billion, or 1.0%, from the previous fiscal year to ¥1,011 billion. The average interest rate spread decreased by 0.04% to 0.63%, with the domestic average interest rate spread decreasing by 0.03% due to a decrease in the average yield on interest-earning assets, which more than offset the effect of a decrease in the average interest rate on interest-bearing liabilities, both of which reflect declining yen interest rate levels, and the foreign average interest rate spread decreasing by 0.07% due to the effect of the decrease in the average yield on interest-earning assets exceeding the effect of the decrease in the average interest rate on interest-bearing liabilities, both of which reflects declining euro interest rate levels.

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

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

We had a provision for loan losses of ¥140 billion in the fiscal year ended March 31, 2013 compared to a credit for loan losses of ¥23 billion in the previous fiscal year. The change was due primarily to an increase in allowance for loan losses as a result of an increase in foreign impaired loans that required an allowance for loan losses and of increased estimated loss reflecting changes in business environment surrounding some domestic obligors, offset in part by the effects of the continuing gradual recovery of the Japanese economy.

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

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions of yen)
Fees and commissions	¥582	¥575	¥613
Fees and commissions from securities-related business	126	116	133
Fees and commissions from deposits, debentures and lending business	95	98	114
Fees and commissions from remittance business	105	105	105
Trust fees	47	46	46
Fees for other customer services	209	210	215
Foreign exchange gains (losses)—net	56	98	21
Trading account gains (losses)—net	206	333	534
Investment gains (losses)—net	70	(33)	121
Investment gains (losses) related to bonds	67	42	91
Investment gains (losses) related to equity securities	(12)	(65)	56
Others	15	(10)	(26)
Gains on disposal of premises and equipment	14	20	12
Other noninterest income	109	97	138

Total noninterest income	¥1,037	¥1,090	¥1,439

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Noninterest income increased by ¥349 billion, or 32.0%, from the previous fiscal year to ¥1,439 billion in the fiscal year ended March 31, 2013. The increase was due mainly to an increase in trading account gains—net of ¥201 billion, investment gains—net of ¥121 billion in the fiscal year ended March 31, 2013 compared to investment losses—net of ¥33 billion in the previous fiscal year, an increase in other noninterest income of ¥41 billion and an increase in fees and commissions of ¥38 billion, offset in part by a decrease in foreign exchange gains—net of ¥77 billion.

Fees and commissions

Fees and commissions increased by ¥38 billion, or 6.6%, from the previous fiscal year to ¥613 billion in the fiscal year ended March 31, 2013. The increase was due mainly to an increase in fees and commissions from securities-related business of ¥17 billion and an increase in fees and commissions from deposits, debentures and lending business of ¥16 billion. The increase in fees and commissions from securities-related business was due mainly to an increase in fees and commissions related to equity securities transactions, investment trust and individual annuities as a result of a recovery of the stock markets during the fiscal year ended March 31, 2013. The increase in fees and commissions from deposits, debentures and lending business was due mainly to an increase in fee income associated with domestic syndicated loans.

Foreign exchange gains (losses)—net

Foreign exchange gains—net decreased by ¥77 billion, or 78.6%, from the previous fiscal year to ¥21 billion in the fiscal year ended March 31, 2013. The decrease was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2013.

Trading account gains (losses)—net

Trading account gains—net increased by ¥201 billion, or 60.4%, from the previous fiscal year to ¥534 billion in the fiscal year ended March 31, 2013. The increase was due mainly to an increase in trading account gains earned by our securities subsidiary related to bonds reflecting a decline in yen interest rate levels and related to domestic equity securities reflecting an upturn in domestic market conditions, gains recorded by consolidated VIEs as a result of an improvement in market conditions and an increase in gains related to change in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP, offset in part by a decrease in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. For further information on the fair value option, see note 27 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains (losses)—net was a gain of ¥121 billion in the fiscal year ended March 31, 2013 compared to a loss of ¥33 billion in the previous fiscal year. The change was due mainly to investment gains related to equity securities of ¥56 billion recorded in the fiscal year ended March 31, 2013 compared to investment losses related to equity securities of ¥65 billion in the previous fiscal year and an increase in investment gains related to bonds of ¥49 billion from the previous fiscal year to ¥91 billion in the fiscal year ended March 31, 2013. The change in investment gains (losses) related to equity securities was due mainly to an increase in gains on sale of equity securities as a result of an upturn in domestic stock market conditions. The increase in investment gains related to bonds was due mainly to an increase in gains related to sales of Japanese government bonds as a result of declining yen interest rates. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.

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

Trading account gains (losses)—net

Trading account gains—net increased by ¥127 billion, or 61.7%, from the previous fiscal year to ¥333 billion in the fiscal year ended March 31, 2012. The increase was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. For further information on the fair value option, see note 27 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains (losses)—net was a loss of ¥33 billion in the fiscal year ended March 31, 2012 compared to a gain of ¥70 billion in the previous fiscal year. The change was due mainly to an increase in investment losses related to equity securities of ¥53 billion from the previous fiscal year to ¥65 billion in the fiscal year ended March 31, 2012 and a decrease in investment gains related to bonds of ¥25 billion from the previous fiscal year to ¥42 billion in the fiscal year ended March 31, 2012. The increase in investment losses related to equity securities was due mainly to an increase in impairment losses on equity securities as a result of declines in stock market prices in the fiscal year ended March 31, 2012. The decrease in investment gains related to bonds was due mainly to a decrease in gains related to sales of long-term Japanese government bonds. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions of yen)
Salaries and employee benefits	¥553	¥587	¥572
General and administrative expenses	500	477	440
Impairment of goodwill	9	6	—
Occupancy expenses	170	175	172
Fees and commission expenses	96	108	109
Provision (credit) for losses on off-balance-sheet instruments	4	(1)	5
Other noninterest expenses	104	119	127

Total noninterest expenses	¥1,436	¥1,471	¥1,425

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Noninterest expenses decreased by ¥46 billion, or 3.1%, from the previous fiscal year to ¥1,425 billion in the fiscal year ended March 31, 2013. The decrease was due mainly to a decrease in general and administrative expenses of ¥37 billion and a decrease in salaries and employee benefits of ¥15 billion. The decrease in general and administrative expenses was due mainly to our continuous group-wide cost reduction efforts. The decrease in salaries and employee benefits was due mainly to the effect of decreased employee retirement benefit expenses.

Salaries and employee benefits

Salaries and employee benefits decreased by ¥15 billion, or 2.6%, from the previous fiscal year to ¥572 billion in the fiscal year ended March 31, 2013 due mainly to the effect of decreased employee retirement benefit expenses as a result of a decrease in the amortization of net actuarial loss, which primarily reflects past recoveries of the value of plan assets, an increase in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year, and the absence of a premium allowance for a voluntary early retirement program of a securities subsidiary incurred in the previous fiscal year. Additional information regarding pension and other employee benefit plans is included in note 19 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses decreased by ¥37 billion, or 7.8%, from the previous fiscal year to ¥440 billion in the fiscal year ended March 31, 2013. The decrease was due mainly to our continuous group-wide cost reduction efforts.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Noninterest expenses increased by ¥35 billion, or 2.4%, from the previous fiscal year to ¥1,471 billion in the fiscal year ended March 31, 2012. The increase was due mainly to an increase in salaries and employee benefits of ¥34 billion and an increase in other noninterest expenses of ¥15 billion, offset in part by a decrease in general and administrative expenses of ¥23 billion. The increase in salaries and employee benefits was due mainly to the effect of increased employee retirement benefit expenses. The increase in other noninterest expenses was due mainly to losses incurred by Pre-Merger Mizuho Bank related to financial alternative dispute resolutions in relation to customer complaints arising from currency derivative transactions. The decrease in general and administrative expenses was due mainly to our efforts to enhance our cost efficiency through detailed reviews.

Salaries and employee benefits

Salaries and employee benefits increased by ¥34 billion, or 6.1%, from the previous fiscal year to ¥587 billion in the fiscal year ended March 31, 2012 due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year, an increase in the amortization of net actuarial loss, which primarily reflects past declines in the value of plan assets, and a premium allowance for a voluntary early retirement program of a securities subsidiary. Additional information regarding pension and other employee benefit plans is included in note 19 to our consolidated financial statements included elsewhere in this annual report.

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

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions of yen)
Current:
Domestic	¥7	¥22	¥37
Foreign	11	33	11

Total current tax expense	18	55	48
Deferred:
Domestic	175	(37)	(40)
Foreign	0	(4)	(4)

Total deferred tax expense (benefit)	175	(41)	(44)

Total income tax expense	¥193	¥14	¥4

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Income tax expense decreased by ¥10 billion, or 71.4%, from the previous fiscal year to ¥4 billion in the fiscal year ended March 31, 2013, due mainly to a decrease in current income tax expense.

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

The following table shows components of deferred tax assets as of March 31, 2011, 2012 and 2013:

	As of March 31,
	2011	2012	2013
	(in billions of yen)
Deferred tax assets:
Investments	¥1,097	¥1,064	¥889
Allowance for loan losses	417	333	337
Trading account assets	92	59	—
Prepaid pension cost and accrued pension liabilities	72	12	—
Financial Stabilization Funds	12	—	—
Premises and equipment	7	—	—
Undistributed earning of subsidiaries	—	1	—
Net operating loss carryforwards	1,790	1,476	450
Other	302	282	265

Gross deferred tax assets	3,789	3,227	1,941

Valuation allowance	(2,478)	(1,952)	(585)

Deferred tax assets, net of valuation allowance	1,311	1,275	1,356
Deferred tax liabilities:
Available-for-sale securities	355	369	568
Prepaid pension cost and accrued pension liabilities	—	—	40
Derivative financial instruments	32	28	35
Premises and equipment	—	4	12
Trading account assets	—	—	11
Undistributed earnings of subsidiaries	6	—	11
Other	76	53	52

Gross deferred tax liabilities	469	454	729

Net deferred tax assets	¥842	¥821	¥627

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net income (loss) attributable to noncontrolling interests was an income of ¥6 billion in the fiscal year ended March 31, 2013 compared to a loss of ¥7 billion in the previous fiscal year due mainly to the allocation of income recorded by our securities subsidiaries in the fiscal year ended March 31, 2013 compared to the allocation of losses incurred by our securities subsidiaries in the previous fiscal year.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net income (loss) attributable to noncontrolling interests was a loss of ¥7 billion in the fiscal year ended March 31, 2012 compared to an income of ¥5 billion in the previous fiscal year due mainly to an increase in the allocation of losses incurred by our securities subsidiaries in the fiscal year ended March 31, 2012.

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥219 billion, or 33.4%, from the previous fiscal year to ¥875 billion in the fiscal year ended March 31, 2013.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥243 billion, or 58.8%, from the previous fiscal year to ¥656 billion in the fiscal year ended March 31, 2012.

Business Segments Analysis

Our operating segments are based on the nature of the products and services provided, the type of customer and our management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring losses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 29 to our consolidated financial statements included elsewhere in this annual report.

As of the balance sheet date, we managed our business portfolio through three Global Groups: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The Global Corporate Group consisted primarily of Mizuho Corporate Bank, the Global Retail Group consisted primarily of Pre-Merger Mizuho Bank, and the Global Asset & Wealth Management Group consisted primarily of Mizuho Trust & Banking. The former Mizuho Securities and the former Mizuho Investors Securities which had belonged to the Global Corporate Group and the Global Retail Group respectively, merged in January, 2013 and were launched as the new Mizuho Securities. The new Mizuho Securities belonged to both of the Global Corporate Group and the Global Retail Group.

Operating segments of Mizuho Corporate Bank and Pre-Merger Mizuho Bank were aggregated within each entity based on customer characteristics and functions. Operating segments of Mizuho Corporate Bank were aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of Pre-Merger Mizuho Bank were also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries that provided services to a wide range of customers and that did not belong to a specific Global Group were aggregated in Others.

Beginning on April 1, 2012, with the implementation of the “substantive one bank” structure, in addition to managing our business portfolio through the three Global Groups as described above, we have also begun managing Pre-Merger Mizuho Bank and Mizuho Corporate Bank as one entity substantively with four reportable segments: retail banking; corporate banking; international; and trading and others.

Beginning on April 1, 2013, we moved to a new group operational structure and established ten business units such as personal banking unit, retail banking unit, corporate banking unit etc., and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas, based on the ten business units across Pre-Merger Mizuho Bank and Mizuho Corporate Bank under the “substantive one bank” structure, and the existing three global groups were abolished. The following discussion is based on the three Global Groups we had until the fiscal year ended March 31, 2013.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank was the main operating company of the Global Corporate Group and provided banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic

This segment provided a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offered included commercial banking, advisory services, syndicated loan arrangements and structured finance.

International

This segment mainly offered commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment supported the domestic and international segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It was also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also included costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

The former Mizuho Securities and the former Mizuho Investors Securities merged to form the new Mizuho Securities in January, 2013. The new Mizuho Securities belonged to both of the Global Corporate Group and the Global Retail Group and provided full-line securities services to corporations, financial institutions, public sector entities and individuals.

Others

This segment consisted of Mizuho Corporate Bank’s subsidiaries and affiliates other than Mizuho Securities, but included Mizuho Securities’ subsidiaries. These entities offered financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also included elimination of transactions between companies within the Global Corporate Group.

The Global Retail Group

Pre-Merger Mizuho Bank

Pre-Merger Mizuho Bank was the main operating company of the Global Retail Group. Pre-Merger Mizuho Bank provided banking and other financial services mainly to individuals, SMEs through its domestic branches and ATM network.

Retail banking

This segment offered banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Pre-Merger Mizuho Bank’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

Corporate banking

This segment provided loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, local governmental entities and other public sector entities in Japan.

Trading and others

This segment supported the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy Pre-Merger Mizuho Bank’s customers’ financial and business risk control requirements. It was also engaged in Pre-Merger Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also included costs incurred by headquarters functions of Pre-Merger Mizuho Bank.

The former Mizuho Investors Securities

The former Mizuho Investors Securities merged with the former Mizuho Securities to form the new Mizuho Securities in January, 2013. The former Mizuho Investors Securities offered securities services to individuals and corporate customers of the Global Retail Group and provided those corporate customers with support in procuring funds through capital markets.

Others

This segment consisted of Pre-Merger Mizuho Bank’s subsidiaries and affiliates other than the former Mizuho Investors Securities. These entities such as Mizuho Capital and Mizuho Business Financial Center offered financial products and services in specific areas of business to customers of the Global Retail Group. This segment also included elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking was the main operating company of the Global Asset & Wealth Management Group and offered products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfer agency.

Others

This segment included companies other than Mizuho Trust & Banking that were a part of the Global Asset & Wealth Management Group. These companies included Trust & Custody Services Bank, Mizuho Asset Management, DIAM, which was an equity-method affiliate, and Mizuho Private Wealth Management. They offered products and services related to trust and custody, asset management and private banking. This segment also included elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consisted of Mizuho Financial Group and its subsidiaries that did not belong to a specific Global Group but provided their services to a wide range of customers. Under this segment, we offered non-banking services, including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy. This segment also included elimination of transactions between the Global Groups.

The information below for reportable segments is derived from our internal management reporting system as of March 31, 2013.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2013 were ¥2,171.7 billion, an increase of ¥168.6 billion compared to the fiscal year ended March 31, 2012. Consolidated general and administrative expenses (excluding non-recurring losses) for the fiscal year ended March 31, 2013 were ¥1,171.0 billion, a decrease of ¥35.3 billion compared to the fiscal year ended March 31, 2012. Consolidated net business profits for the fiscal year ended March 31, 2013 were ¥912.2 billion, an increase of ¥193.1 billion compared to the fiscal year ended March 31, 2012.

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring losses) and net business profits for the Global Corporate Group for the fiscal years ended March 31, 2011, 2012 and 2013:

	Mizuho Corporate Bank				Mizuho Securities(1)	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2011:
Gross profits:
Net interest income (expenses)	¥176.0	¥86.3	¥133.5	¥395.8	¥(9.2)	¥70.4	¥457.0
Net noninterest income	115.2	56.9	110.4	282.5	158.9	42.1	483.5

Total	291.2	143.2	243.9	678.3	149.7	112.5	940.5
General and administrative expenses	88.8	62.1	84.1	235.0	160.9	75.4	471.3
Others	—	—	—	—	—	(56.7)	(56.7)

Net business profits (losses)	¥202.4	¥81.1	¥159.8	¥443.3	¥(11.2)	¥(19.6)	¥412.5

Fiscal year ended March 31, 2012(2):
Gross profits:
Net interest income (expenses)	¥171.4	¥90.3	¥133.3	¥395.0	¥(4.1)	¥77.4	¥468.3
Net noninterest income	131.3	86.9	68.6	286.8	120.5	42.1	449.4

Total	302.7	177.2	201.9	681.8	116.4	119.5	917.7
General and administrative expenses	88.5	60.3	96.1	244.9	144.8	75.7	465.4
Others	—	—	—	—	—	(52.1)	(52.1)

Net business profits (losses)	¥214.2	¥116.9	¥105.8	¥436.9	¥(28.4)	¥(8.3)	¥400.2

Fiscal year ended March 31, 2013(2):
Gross profits:
Net interest income (expenses)	¥157.0	¥109.6	¥135.1	¥401.7	¥(4.9)	¥89.3	¥486.1
Net noninterest income	141.1	104.7	87.6	333.4	184.2	55.2	572.8

Total	298.1	214.3	222.7	735.1	179.3	144.5	1,058.9
General and administrative expenses	80.0	61.5	99.6	241.1	142.8	88.0	471.9
Others	—	—	—	—	—	(50.0)	(50.0)

Net business profits	¥218.1	¥152.8	¥123.1	¥494.0	¥36.5	¥6.5	¥537.0

Notes:

(1)	As for the fiscal year ended March 31, 2013, following the merger of the former Mizuho Securities and the former Mizuho Investors Securities conducted in January 2013, “Mizuho Securities” reports the sum of the performance of the former Mizuho Securities for the first three quarters and the new Mizuho Securities for the fourth quarter.

(2)	Beginning the fiscal year ended March 31, 2013, with the implementation of the “substantive one bank” structure, new allocation methods among segments within Mizuho Corporate Bank have been applied to the calculation of the respective “Gross profits” and “General and administrative expenses.” Figures for the fiscal year ended March 31, 2012 have been reclassified under the new allocation methods. Figures for the fiscal year ended March 31, 2012 prior to such change are as set forth in the table below. The narrative analysis under the heading “Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011” below is based on figures prior to such change.

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2012:
Gross profits:
Net interest income (expenses)	¥166.6	¥96.8	¥131.6	¥395.0	¥(4.1)	¥77.4	¥468.3
Net noninterest income	119.8	61.6	105.4	286.8	120.5	42.1	449.4

Total	286.4	158.4	237.0	681.8	116.4	119.5	917.7
General and administrative expenses	89.8	62.0	93.1	244.9	144.8	75.7	465.4
Others	—	—	—	—	—	(52.1)	(52.1)

Net business profits (losses)	¥196.6	¥96.4	¥143.9	¥436.9	¥(28.4)	¥(8.3)	¥400.2

Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2013 were ¥735.1 billion, an increase of ¥53.3 billion, or 7.8%, compared to the fiscal year ended March 31, 2012. The increase was due mainly to an increase in gross business profits of ¥37.1 billion from international operations as a result mainly of an increase in both net interest income and net noninterest income. The increase in income was particularly significant in Asia. Gross profits from trading and others also increased by ¥20.8 billion as a result of flexible and timely asset-and-liability management operations that appropriately captured interest rate movements in domestic and overseas financial markets. These increases were offset in part by a decrease of ¥4.6 billion in domestic operations due to a decrease in deposit income as a result of a decline in market interest rates, although this decrease was offset in part by an increase in noninterest income such as fees associated with solutions business.

General and administrative expenses of Mizuho Corporate Bank for the fiscal year ended March 31, 2013 were ¥241.1 billion, a decrease of ¥3.8 billion, or 1.6%, due mainly to our group-wide cost reduction efforts that offset in part strategic investments such as expenses related to overseas business.

Net business profits for Mizuho Securities for the fiscal year ended March 31, 2013 were ¥36.5 billion compared to net business losses incurred in the fiscal year ended March 31, 2012. The increase was due mainly to an increase in income as a result of the merger with the former Mizuho Investors Securities conducted in January 2013, an increase in fees and commissions income attributable to brokerage activities backed up by the recovery in the stock markets in the second half of the fiscal year and an increase in trading income related to stocks and bonds. In addition, the increase in net business profits was due in part to a decrease of general and administrative expenses in spite of the merger, through companywide cost reduction efforts, including personnel downsizing.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the fiscal year ended March 31, 2013 increased by ¥136.8 billion, or 34.2%, compared to the fiscal year ended March 31, 2012 to ¥537.0 billion.

Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2012 were ¥681.8 billion, an increase of ¥3.5 billion, or 0.5%, compared to the fiscal year ended March 31, 2011. The increase was due mainly to an increase in gross profits of ¥15.2 billion from international operations as a result mainly of an increase in income in Asian countries. This increase was offset in part by a decrease of ¥6.9 billion in gross profits from trading and others due to the significant profits from banking operations we recorded in the fiscal year ended March 31, 2011, despite the relatively robust profits in the fiscal year ended March 31, 2012 as a result of flexible and timely asset-and-liability management operations that appropriately captured interest rate movements in domestic and overseas financial markets. The increase in gross profits for Mizuho Corporate Bank was also offset by a decrease of ¥4.8 billion in domestic operations due to a decrease in interest income, which was offset in part by an increase in domestic noninterest income such as fees associated with solutions business.

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

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring losses) and net business profits for the Global Retail Group for the fiscal years ended March 31, 2011, 2012 and 2013:

	Pre-Merger Mizuho Bank				The former Mizuho Investors Securities(1)	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2011:
Gross profits:
Net interest income	¥248.2	¥266.9	¥56.7	¥571.8	¥0.6	¥42.1	¥614.5
Net noninterest income	34.6	124.9	78.0	237.5	49.8	7.5	294.8

Total	282.8	391.8	134.7	809.3	50.4	49.6	909.3
General and administrative expenses	237.7	223.7	93.4	554.8	41.0	9.5	605.3
Others	—	—	—	—	—	(15.9)	(15.9)

Net business profits	¥45.1	¥168.1	¥41.3	¥254.5	¥9.4	¥24.2	¥288.1

Fiscal year ended March 31, 2012(2):
Gross profits:
Net interest income	¥224.3	¥253.7	¥67.4	¥545.4	¥0.7	¥37.8	¥583.9
Net noninterest income	32.1	136.8	84.4	253.3	43.9	8.6	305.8

Total	256.4	390.5	151.8	798.7	44.6	46.4	889.7
General and administrative expenses	218.6	227.6	110.2	556.4	40.9	11.2	608.5
Others	—	—	—	—	—	(14.0)	(14.0)

Net business profits	¥37.8	¥162.9	¥41.6	¥242.3	¥3.7	¥21.2	¥267.2

Fiscal year ended March 31, 2013(2):
Gross profits:
Net interest income	¥210.6	¥234.3	¥68.9	¥513.8	¥0.4	¥36.4	¥550.6
Net noninterest income	37.4	162.0	114.3	313.7	35.1	11.5	360.3

Total	248.0	396.3	183.2	827.5	35.5	47.9	910.9
General and administrative expenses	209.3	216.7	98.4	524.4	30.7	13.1	568.2
Others	—	—	—	—	—	(7.4)	(7.4)

Net business profits	¥38.7	¥179.6	¥84.8	¥303.1	¥4.8	¥27.4	¥335.3

Notes:

(1)	As for the fiscal year ended March 31, 2013, following the merger of the former Mizuho Securities and the former Mizuho Investors Securities conducted in January 2013, “The former Mizuho Investors Securities” reports the performance of the former Mizuho Investors Securities for the first three quarters.

(2)	Beginning the fiscal year ended March 31, 2013, with the implementation of the “substantive one bank” structure, new allocation methods among segments within Pre-Merger Mizuho Bank have been applied to the calculation of the respective “Gross profits” and “General and administrative expenses.” Figures for the fiscal year ended March 31, 2012 have been reclassified under the new allocation methods. Figures for the fiscal year ended March 31, 2012 prior to such change are as set forth in the table below. The narrative analysis under the heading “Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011” below is based on figures prior to such change.

	Pre-Merger Mizuho Bank				The former Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2012:
Gross profits:
Net interest income	¥239.2	¥254.6	¥51.6	¥545.4	¥0.7	¥37.8	¥583.9
Net noninterest income	39.7	121.6	92.0	253.3	43.9	8.6	305.8

Total	278.9	376.2	143.6	798.7	44.6	46.4	889.7
General and administrative expenses	243.0	221.7	91.7	556.4	40.9	11.2	608.5
Others	—	—	—	—	—	(14.0)	(14.0)

Net business profits	¥35.9	¥154.5	¥51.9	¥242.3	¥3.7	¥21.2	¥267.2

Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012

Gross profits for Pre-Merger Mizuho Bank for the fiscal year ended March 31, 2013 increased by ¥28.8 billion, or 3.6%, from the fiscal year ended March 31, 2012 to ¥827.5 billion. The increase was due mainly to an increase in gross profits of ¥31.4 billion from trading and others as a result of flexible and timely asset-and-liability management operations that appropriately captured interest rate movements in domestic and overseas financial markets. Gross profits from corporate banking also increased by ¥5.8 billion, reflecting an increase in net noninterest income such as fees related to our solutions business, which was offset in part by declines in loan and deposit income. These increases were offset in part by a decrease of ¥8.4 billion in retail banking which was due mainly to a decline in deposit income as a result of a decline in market interest rates, which was offset in part by an increase in net noninterest income such as investment trust-related fees and commissions reflecting the improved market environment in the second half of the fiscal year.

General and administrative expenses for Pre-Merger Mizuho Bank for the fiscal year ended March 31, 2013 decreased by ¥32.0 billion, or 5.8%, compared to the fiscal year ended March 31, 2012 to ¥524.4 billion due to our group-wide cost reduction efforts.

As a result, net business profits of Pre-Merger Mizuho Bank for the fiscal year ended March 31, 2013 were ¥303.1 billion, an increase of ¥60.8 billion, or 25.1%, compared to the fiscal year ended March 31, 2012.

Net business profits for the Global Retail Group for the fiscal year ended March 31, 2013 increased by ¥68.1 billion, or 25.5%, compared to the fiscal year ended March 31, 2012 to ¥335.3 billion.

Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011

Gross profits for Pre-Merger Mizuho Bank for the fiscal year ended March 31, 2012 decreased by ¥10.6 billion, or 1.3%, from the fiscal year ended March 31, 2011 to ¥798.7 billion. The decrease was due mainly to a decrease in gross profits of ¥15.6 billion from corporate banking, reflecting decreases in net interest income due mainly to a decline in the average loan interest rate spread. Gross profits from retail banking also decreased by ¥3.9 billion, reflecting a decrease in deposit income as a result of a decline in market interest rates, offset in part by an increase in noninterest income as a result of an increase in fees in connection with investment trusts and individual annuities. The decrease was offset in part by an increase of ¥8.9 billion in gross profits from trading and others as a result of flexible and timely asset-and-liability management operations that appropriately captured interest rate movements in domestic and overseas financial markets.

General and administrative expenses for Pre-Merger Mizuho Bank increased by ¥1.6 billion, or 0.3%, compared to the fiscal year ended March 31, 2011 to ¥556.4 billion due to an increase in expenses related to employee retirement benefits offset in part by our group-wide cost reduction efforts.

As a result, net business profits of Pre-Merger Mizuho Bank for the fiscal year ended March 31, 2012 were ¥242.3 billion, a decrease of ¥12.2 billion, or 4.8%, compared to the fiscal year ended March 31, 2011.

The former Mizuho Investors Securities recorded net business profits of ¥3.7 billion for the fiscal year ended March 31, 2012, a decrease of ¥5.7 billion compared to the fiscal year ended March 31, 2011, due mainly to a decrease in commission income as a result of weak equity markets as well as a decrease in net profits from trading operations.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the fiscal year ended March 31, 2012 decreased by ¥20.9 billion, or 7.3%, compared to the fiscal year ended March 31, 2011 to ¥267.2 billion.

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring losses) and net business profits for the Global Asset & Wealth Management Group for the fiscal years ended March 31, 2011, 2012 and 2013:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Fiscal year ended March 31, 2011:
Gross profits(1):
Net interest income	¥42.5	¥0.9	¥43.4
Net noninterest income	81.0	45.0	126.0

Total	123.5	45.9	169.4
General and administrative expenses	79.0	38.5	117.5
Others	—	(2.1)	(2.1)

Net business profits	¥44.5	¥5.3	¥49.8

Fiscal year ended March 31, 2012:
Gross profits(1):
Net interest income	¥42.7	¥0.7	¥43.4
Net noninterest income	84.3	46.9	131.2

Total	127.0	47.6	174.6
General and administrative expenses	78.0	39.1	117.1
Others	—	(1.9)	(1.9)

Net business profits	¥49.0	¥6.6	¥55.6

Fiscal year ended March 31, 2013:
Gross profits(1):
Net interest income (expenses)	¥41.1	¥(0.6)	¥40.5
Net noninterest income	82.5	48.4	130.9

Total	123.6	47.8	171.4
General and administrative expenses	74.3	40.0	114.3
Others	—	(1.7)	(1.7)

Net business profits	¥49.3	¥6.1	¥55.4

Note:

(1)	Before credit-related costs for trust accounts.

Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012

Gross profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2013 decreased by ¥3.4 billion, or 2.7%, from the fiscal year ended March 31, 2012 to ¥123.6 billion. The decrease was due mainly to a decrease in trading-related income which was robust in the previous fiscal year. The decrease was offset in part by an increase in income from pensions and asset management, and real estate businesses.

General and administrative expenses for Mizuho Trust & Banking for the fiscal year ended March 31, 2013 decreased by ¥3.7 billion, or 4.7%, compared to the fiscal year ended March 31, 2012 to ¥74.3 billion due to our efforts to control non-personnel and personnel expenses by improving efficiency.

As a result mainly of the foregoing, net business profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2013 increased by ¥0.3 billion, or 0.6%, compared to the fiscal year ended March 31, 2012 to ¥49.3 billion.

Net business profits for the Global Asset & Wealth Management Group for the fiscal year ended March 31, 2013 decreased by ¥0.2 billion, or 0.4%, compared to the fiscal year ended March 31, 2012 to ¥55.4 billion.

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

“Substantive One Bank” Structure

	Pre-Merger Mizuho Bank and Mizuho Corporate Bank (“Substantive One Bank” Structure)
	Retail banking	Corporate banking	International	Trading and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2012:
Gross profits:
Net interest income	¥224.3	¥425.1	¥90.3	¥200.7	¥940.4
Net noninterest income	32.1	268.1	86.9	153.0	540.1

Total	256.4	693.2	177.2	353.7	1,480.5
General and administrative expenses	218.6	316.1	60.3	206.3	801.3
Others	—	—	—	—	—

Net business profits	¥37.8	¥377.1	¥116.9	¥147.4	¥679.2

Fiscal year ended March 31, 2013:
Gross profits:
Net interest income	¥210.6	¥391.3	¥109.6	¥204.0	¥915.5
Net noninterest income	37.4	303.1	104.7	201.9	647.1

Total	248.0	694.4	214.3	405.9	1,562.6
General and administrative expenses	209.3	296.7	61.5	198.0	765.5
Others	—	—	—	—	—

Net business profits	¥38.7	¥397.7	¥152.8	¥207.9	¥797.1

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2011:
Total revenue(1)	¥1,943	¥282	¥128	¥144	¥2,497
Total expenses(2)	1,628	112	70	76	1,886

Income before income tax expense	315	170	58	68	611

Net income	¥134	¥166	¥57	¥61	¥418

Total assets at end of fiscal year	¥125,413	¥21,795	¥8,522	¥6,256	¥161,986

Fiscal year ended March 31, 2012:
Total revenue(1)	¥1,966	¥251	¥132	¥178	¥2,527
Total expenses(2)	1,561	104	103	96	1,864

Income before income tax expense	405	147	29	82	663

Net income	¥419	¥131	¥28	¥71	¥649

Total assets at end of fiscal year	¥124,444	¥25,369	¥8,868	¥7,681	¥166,362

Fiscal year ended March 31, 2013:
Total revenue(1)	¥2,191	¥384	¥126	¥162	¥2,863
Total expenses(2)	1,669	141	48	120	1,978

Income before income tax expense	522	243	78	42	885

Net income	¥525	¥252	¥75	¥29	¥881

Total assets at end of fiscal year	¥126,769	¥31,169	¥10,591	¥10,218	¥178,747

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

In the fiscal year ended March 31, 2013, 59.6% of our net income was derived from Japan, 28.6% from the Americas, 8.5% from Europe and 3.3% from Asia/Oceania excluding Japan, and others. At March 31, 2013, 70.9% of total assets were allocated to Japan, 17.5% to the Americas, 5.9% to Europe and 5.7% to Asia/Oceania excluding Japan, and others.

Total revenue in Japan increased by ¥225 billion from the previous fiscal year due mainly to the change from investment losses—net in the previous fiscal year to investment gains—net in the fiscal year ended March 31, 2013 and an increase in trading account gains—net, offset in part by a decrease in interest and dividend income. The change in investment gains (losses)—net was due mainly to investment gains related to equity securities in the fiscal year ended March 31, 2013 compared to investment losses related to equity securities in the previous fiscal year and an increase in investment gains related to bonds. The change in investment gains (losses) related to equity securities was due mainly to an increase in gains on sale of equity securities as a result of an upturn in domestic stock market conditions. The increase in investment gains related to bonds was due mainly to an increase in gains related to sales of Japanese government bonds as a result of declining yen interest rates. The increase in trading account gains—net was due mainly to an increase in trading account gains earned by our securities subsidiary related to bonds reflecting a decline in yen interest rate levels and related to domestic equity securities reflecting an upturn in domestic market conditions. The decrease in interest and dividend income was due mainly to a decrease in interest income from domestic loans, which in turn was due mainly to a decrease in the average yield, reflecting a decline in yen interest rate levels, and a decrease in the average balance. Total expenses increased by ¥108 billion from the previous fiscal year due to an increase in provision for loan losses, offset in part by a decrease in noninterest expenses. The increase in provision for loan losses was due primarily to an increase in allowance for loan losses on non-impaired loans. The decrease in noninterest expenses was due mainly to decreases in general and administrative expenses and salaries and employee benefits. The decrease in general and administrative expenses was due mainly to our continuous group-wide cost reduction efforts and the decrease in salaries and employee benefits was due mainly to the effect of decreased employee retirement benefit expenses. In addition, income tax benefit decreased by ¥11 billion from the previous fiscal year due mainly to an increase in current income tax expense. As a result, net income in Japan increased by ¥106 billion. Total assets in Japan increased by ¥2,325 billion due primarily to an increase in interest-bearing deposits in other banks, offset in part by decreases in investments and trading account assets.

In the Americas, total revenue increased by ¥133 billion due primarily to increases in trading account gains—net and interest and dividend income. The increase in trading account gains—net was due mainly to an increase in gains recorded by consolidated VIEs as a result of an improvement in market conditions and an increase in gains related to change in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected. The increase in interest and dividend income was due mainly to an increase in interest income on receivables under resale agreements of our securities subsidiary in the United States. Total expenses increased by ¥37 billion due primarily to increases in interest expense on payables under repurchase agreements of our securities subsidiary in the United States and salaries and employee benefits. As a result, net income in the Americas increased by ¥121 billion. Total assets in the Americas increased by ¥5,800 billion due primarily to increases in trading account assets and loans.

In Europe, total revenue decreased by ¥6 billion due primarily to a decrease in interest income on receivables under resale agreements. Total expenses decreased by ¥55 billion due mainly to a decrease in provision for loan losses. As a result, net income in Europe increased by ¥47 billion. Total assets in Europe increased by ¥1,723 billion due primarily to increases in trading account assets and loans.

In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥16 billion due primarily to a decrease in other noninterest income, offset in part by an increase in interest from loans, which in turn was due mainly to an increase in the average balance. The decrease in other noninterest income was due mainly to a decrease in foreign exchange gains (losses)—net. Total expenses increased by ¥24 billion due mainly to increases in provision for loan losses and salaries and employee benefits. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥42 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥2,537 billion due primarily to increases in loans and investments.

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

Financial Condition

Assets

Our assets as of March 31, 2012 and 2013 were as follows:

	As of March 31,		Increase (decrease)
	2012	2013
	(in billions of yen)
Cash and due from banks	¥1,217	¥1,268	¥51
Interest-bearing deposits in other banks	6,147	11,216	5,069
Call loans and funds sold	249	531	282
Receivables under resale agreements	7,122	9,025	1,903
Receivables under securities borrowing transactions	6,406	5,544	(862)
Trading account assets	30,946	34,067	3,121
Investments	44,044	43,252	(792)
Loans	65,989	69,833	3,844
Allowance for loan losses	(683)	(773)	(90)

Loans, net of allowance	65,306	69,060	3,754
Premises and equipment—net	1,105	1,092	(13)
Due from customers on acceptances	77	102	25
Accrued income	246	276	30
Goodwill	6	6	0
Intangible assets	70	64	(6)
Deferred tax assets	837	642	(195)
Other assets	2,584	2,602	18

Total assets	¥166,362	¥178,747	¥12,385

Total assets increased by ¥12,385 billion from the end of the previous fiscal year to ¥178,747 billion as of March 31, 2013. This increase was due mainly to an increase of ¥5,069 billion in interest-bearing deposits in other banks, primarily those in the Bank of Japan, an increase of ¥3,754 billion in loans, net of allowance, primarily loans to foreign borrowers, an increase of ¥3,121 billion in trading account assets, primarily U.S. Treasury bonds and other foreign government bonds, and an increase of ¥1,903 billion in receivables under resale agreements.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2012 and 2013:

	As of March 31,				Increase (decrease)
	2012		2013
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,587	11.5%	¥8,079	11.5%	¥492	0.0%
Construction and real estate	7,271	11.0	7,478	10.7	207	(0.3)
Services	3,981	6.0	3,972	5.7	(9)	(0.3)
Wholesale and retail	5,295	8.0	5,356	7.6	61	(0.4)
Transportation and communications	3,201	4.9	3,147	4.5	(54)	(0.4)
Banks and other financial institutions	3,501	5.3	3,143	4.5	(358)	(0.8)
Government and public institutions	6,912	10.5	6,907	9.9	(5)	(0.6)
Other industries(1)	4,319	6.5	4,522	6.5	203	0.0
Individuals	11,910	18.0	11,976	17.1	66	(0.9)
Mortgage loans	11,191	16.9	11,234	16.1	43	(0.8)
Other	719	1.1	742	1.0	23	(0.1)

Total domestic	53,977	81.7	54,580	78.0	603	(3.7)
Foreign:
Commercial and industrial	8,146	12.3	10,481	15.0	2,335	2.7
Banks and other financial institutions	3,343	5.1	4,089	5.8	746	0.7
Government and public institutions	522	0.8	596	0.9	74	0.1
Other(1)	91	0.1	199	0.3	108	0.2

Total foreign	12,102	18.3	15,365	22.0	3,263	3.7

Subtotal	66,079	100.0%	69,945	100.0%	3,866	—

Less: Unearned income and deferred loan fees—net	(90)		(112)		(22)

Total loans before allowance for loan losses	¥65,989		¥69,833		¥3,844

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated VIEs.

Total loans before allowance for loan losses increased by ¥3,844 billion from the end of the previous fiscal year to ¥69,833 billion as of March 31, 2013. Loans to domestic borrowers increased by ¥603 billion to ¥54,580 billion due mainly to increases in loans to manufacturing, construction and real estate, and other industries, offset in part by a decrease in loans to banks and other financial institutions.

Loans to foreign borrowers increased by ¥3,263 billion from the end of the previous fiscal year to ¥15,365 billion as of March 31, 2013. The increase in loans to foreign borrowers was due mainly to increases in loans to commercial and industrial, mainly in Asia, and the translation impact of the depreciation of the yen against other major currencies.

Within our loan portfolio, the proportion of loans to domestic borrowers decreased from 81.7% to 78.0% while that of loans to foreign borrowers increased from 18.3% to 22.0%.

Impaired Loans

General

Under our group’s credit risk management, we use an internal rating system that consists of credit ratings and pool allocations as the basis of our risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurrence of losses for individual loan by taking into consideration various factors such as collateral or guarantee involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. We pool loans with similar risk characteristics, and the risk is assessed and managed according to such pool. We generally review the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures. The table below presents our definition of obligor ratings used by Mizuho Bank and Mizuho Trust & Banking:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.
Watch(1)	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Note:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring or 90 days or more delinquent debt, and we consider all such loans impaired.

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

We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2013, the balance of restructurings that are troubled debt restructurings was ¥915 billion, and the balance of restructurings that are not troubled debt restructurings was ¥164 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2013 was ¥5 billion.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2012 and 2013 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2012		2013
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥297	3.9%	¥336	4.2%	¥39	0.3%
Construction and real estate	205	2.8	249	3.3	44	0.5
Services	119	3.0	90	2.3	(29)	(0.7)
Wholesale and retail	201	3.8	173	3.2	(28)	(0.6)
Transportation and communications	53	1.7	59	1.9	6	0.2
Banks and other financial institutions	12	0.3	14	0.4	2	0.1
Other industries	4	0.0	5	0.0	1	0.0
Individuals	264	2.2	235	2.0	(29)	(0.2)

Total domestic	1,155	2.1	1,161	2.1	6	0.0
Foreign	155	1.3	303	2.0	148	0.7

Total impaired loans	¥1,310	2.0	¥1,464	2.1	¥154	0.1

Impaired loans increased by ¥154 billion, or 11.8%, from the end of the previous fiscal year to ¥1,464 billion as of March 31, 2013. Impaired loans to domestic borrowers increased by ¥6 billion due primarily to increases in loan balances of some borrowers with low internal credit ratings categorized in construction and real estate and manufacturing, offset in part by decreases in services, wholesale and retail and individuals. Impaired loans to foreign borrowers increased by ¥148 billion due primarily to an increase in impaired loans to Central and South American borrowers as a result of downgrades related to some borrowers and to the translation impact of the depreciation of the yen against other major currencies.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans increased slightly from 2.0% as of March 31, 2012 to 2.1% as of March 31, 2013. The percentage of impaired loans net of allowance to gross total loans net of allowance also slightly increased from 0.96% as of March 31, 2012 to 1.00% as of March 31, 2013, as the percentage increase of impaired loans net of allowance exceeded that of gross total loans net of allowance.

Allowance for Loan Losses

Calculation of allowance for loan losses

Our self-assessment and credit-rating procedures serve as the basis for determining the amount of the allowance for loan losses. The specific methods of calculating the allowance for each category of obligors are as follows:

Normal and watch obligors	A formula allowance is calculated separately for obligors with small balance, homogeneous loans and for each credit rating category of corporate obligors by multiplying the loan balance with the applicable default ratio (based on internal historical data as well as data provided by third-party credit rating agencies) and the applicable average impairment ratio on defaulted loans (based on internal historical data).

Special attention obligors	The allowance for special attention obligors is generally calculated individually based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate. A formula allowance for certain special attention obligors is calculated by grouping the loans to such obligors and applying the formula described above for normal and watch obligors but using the default ratio and average impairment ratio specific to this category.

Intensive control obligors	The allowance for intensive control obligors is generally calculated individually based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate, based on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent. The allowance for certain intensive control obligors is calculated by grouping the loans to such obligors and multiplying the amount of loans less estimated collateral value by the default ratio and average impairment ratio specific to this category.

Substantially bankrupt and bankrupt obligors	The allowance is calculated individually and is equal to loan balance, less estimated collateral value.

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2012 and 2013:

	As of March 31,		Increase (decrease)
	2012	2013
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥357	¥406	¥49
Allowance for loan losses on non-impaired loans (B)	326	367	41

Total allowance for loan losses (C)	683	773	90

Impaired loans requiring an allowance for loan losses (D)	1,079	1,242	163
Impaired loans not requiring an allowance for loan losses (E)	231	222	(9)
Non-impaired loans(2) (F)	64,769	68,481	3,712

Gross total loans (G)	¥66,079	¥69,945	¥3,866

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	33.07%	32.71%	(0.36)%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.50	0.54	0.04
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.03	1.11	0.08

Notes:

(1)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥505 billion as of March 31, 2013 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses increased by ¥90 billion from the end of the previous fiscal year to ¥773 billion as of March 31, 2013. This increase was due to an increase of ¥49 billion in the allowance for loan losses on impaired loans as a result of an increase in foreign impaired loans that required an allowance for loan losses, and an increase of ¥41 billion in the allowance for loan losses on non-impaired loans as a result of increased estimated loss reflecting changes in business environment surrounding some domestic obligors, offset in part by the effects of the continuing gradual recovery of the Japanese economy as described in “—Overview—Operating Environment.” As a result, the percentage of total allowance for loan losses against gross total loans increased by 0.08% to 1.11%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 0.36% to 32.71%.

The primary factors behind the gap between the 13.2% increase in allowance for loan losses and the 5.8% increase in the balance of loans in the fiscal year ended March 31, 2013 compared to the previous fiscal year consisted mainly of the increase in impaired loans requiring allowance for loan losses and the increase in allowance for loan losses on non-impaired loans due to the reasons described in the paragraph above.

In the fiscal year ended March 31, 2013, impaired loans increased by 11.8% due mainly to an increase in foreign impaired loans. Meanwhile, allowance for loan losses on impaired loans increased by 13.7%. The primary factor underlying this difference was that most of the increase in foreign impaired loans was attributable to loans that required an allowance for loan losses, while impaired loans not requiring an allowance for loan losses slightly decreased.

As for the increase of 0.7% in the coverage ratio for impaired loans, this was due to how the percentage increase of allowance for loan losses was greater than the percentage increase in the amount of impaired loans as described in the paragraph above.

Provision for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2012 and 2013:

	Fiscal years ended March 31,		Increase (decrease)
	2012	2013
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥735	¥683	¥(52)
Provision (credit) for loan losses	(23)	140	163
Charge-offs:
Domestic:
Manufacturing	18	25	7
Construction and real estate	7	5	(2)
Services	7	10	3
Wholesale and retail	14	11	(3)
Transportation and communications	2	2	0
Banks and other financial institutions	1	0	(1)
Other industries	2	0	(2)
Individuals	19	17	(2)

Total domestic charge-offs	70	70	0
Foreign	10	25	15

Total charge-offs	80	95	15

Recoveries:
Domestic:
Manufacturing	12	4	(8)
Construction and real estate	12	8	(4)
Services	4	3	(1)
Wholesale and retail	9	3	(6)
Transportation and communications	2	1	(1)
Banks and other financial institutions	1	1	0
Other industries	0	0	0
Individuals	3	4	1

Total domestic recoveries	43	24	(19)
Foreign	9	8	(1)

Total recoveries	52	32	(20)

Net charge-offs	28	63	35
Others(1)	(1)	13	14

Balance at end of fiscal year	¥683	¥773	¥90

Note:

(1)	“Others” include primarily foreign exchange translation.

We recorded a provision for loan losses of ¥140 billion in the fiscal year ended March 31, 2013 compared to a credit for loan losses of ¥23 billion in the fiscal year ended March 31, 2012. The change was due primarily to an increase in allowance for loan losses as a result of an increase in foreign impaired loans that required an allowance for loan losses and of increased estimated loss reflecting changes in business environment surrounding some domestic obligors, offset in part by the effects of the continuing gradual recovery of the Japanese economy as described in “—Overview—Operating Environment.”

Charge-offs increased by ¥15 billion from the previous fiscal year to ¥95 billion for the fiscal year ended March 31, 2013. While charge-offs of domestic loans were ¥70 billion in the fiscal year ended March 31, 2013, which was the same level as the previous fiscal year, charge-offs of foreign loans increased by ¥15 billion compared to the previous fiscal year to ¥25 billion in the fiscal year ended March 31, 2013. Recoveries decreased by ¥20 billion from the previous fiscal year to ¥32 billion in the fiscal year ended March 31, 2013, reflecting a decrease in recoveries on domestic loans.

Investments

The majority of our investments are available-for-sale securities, which at March 31, 2012 and 2013 were as follows:

	As of March 31,						Increase (decrease)
	2012			2013
	Amortized cost	Fair value	Net unrealized gains	Amortized cost	Fair value	Net unrealized gains	Amortized cost	Fair value	Net unrealized gains
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥38,405	¥38,467	¥62	¥36,127	¥36,275	¥148	¥(2,278)	¥(2,192)	¥86
Japanese government bonds	32,629	32,647	18	30,710	30,783	73	(1,919)	(1,864)	55
Other than Japanese government bonds	5,776	5,820	44	5,417	5,492	75	(359)	(328)	31
Equity securities (marketable)	1,832	2,792	960	1,699	3,139	1,440	(133)	347	480

Total	¥40,237	¥41,259	¥1,022	¥37,826	¥39,414	¥1,588	¥(2,411)	¥(1,845)	¥566

Available-for-sale securities decreased by ¥1,845 billion from the end of the previous fiscal year to ¥39,414 billion at March 31, 2013. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions, offset in part by an increase in equity securities due mainly to the increase in Japanese stock prices as of March 31, 2013 compared to March 31, 2012. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks increased by ¥51 billion from the end of the previous fiscal year to ¥1,268 billion at March 31, 2013. The increase was due to net cash provided by financing activities of ¥7,640 billion offset in part by net cash used in operating activities of ¥1,298 billion and net cash used in investing activities by ¥6,322 billion.

Liabilities

The following table shows our liabilities as of March 31, 2012 and 2013:

	As of March 31,		Increase (decrease)
	2012	2013
	(in billions of yen)
Deposits	¥91,234	¥100,222	¥8,988
Due to trust accounts	560	619	59
Call money and funds purchased	5,669	6,127	458
Payables under repurchase agreements	12,173	17,451	5,278
Payables under securities lending transactions	7,841	11,496	3,655
Commercial paper	213	252	39
Other short-term borrowings	13,737	6,472	(7,265)
Trading account liabilities	16,977	16,769	(208)
Bank acceptances outstanding	77	102	25
Income taxes payable	34	38	4
Deferred tax liabilities	16	14	(2)
Accrued expenses	177	159	(18)
Long-term debt	8,462	8,802	340
Other liabilities	4,545	4,367	(178)

Total liabilities	¥161,715	¥172,890	¥11,175

Total liabilities increased by ¥11,175 billion from the end of the previous fiscal year to ¥172,890 billion at March 31, 2013. This increase was due primarily to an increase of ¥8,988 billion in deposits and an increase of ¥2,224 billion in short-term borrowings. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2012 and 2013:

	As of March 31,		Increase (decrease)
	2012	2013
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥11,357	¥12,139	¥782
Interest-bearing deposits	68,670	74,218	5,548

Total domestic deposits	80,027	86,357	6,330

Foreign:
Noninterest-bearing deposits	611	836	225
Interest-bearing deposits	10,596	13,029	2,433

Total foreign deposits	11,207	13,865	2,658

Total deposits	¥91,234	¥100,222	¥8,988

Deposits increased by ¥8,988 billion from the end of the previous fiscal year to ¥100,222 billion at March 31, 2013. Domestic deposits increased by ¥6,330 billion from March 31, 2012 to ¥86,357 billion at March 31, 2013. Domestic noninterest-bearing deposits, mainly from Japanese companies, increased by ¥782 billion to ¥12,139 billion at March 31, 2013, and interest-bearing deposits, mainly from individuals, increased by ¥5,548 billion from the end of the previous fiscal year to ¥74,218 billion at March 31, 2013. Foreign deposits increased by ¥2,658 billion from the end of the previous fiscal year to ¥13,865 billion due mainly to an increase in time deposits and the translation impact of the depreciation of the yen against other major currencies.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2012 and 2013:

	As of March 31,						Increase (decrease)
	2012			2013
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥560	¥—	¥560	¥619	¥—	¥619	¥59	¥—	¥59
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	13,758	11,925	25,683	18,222	16,852	35,074	4,464	4,927	9,391
Commercial paper	115	98	213	88	164	252	(27)	66	39
Other short-term borrowings	13,557	180	13,737	6,456	16	6,472	(7,101)	(164)	(7,265)

Total short-term borrowings	¥27,990	¥12,203	¥40,193	¥25,385	¥17,032	¥42,417	¥(2,605)	¥4,829	¥2,224

Short-term borrowings increased by ¥2,224 billion from the end of the previous fiscal year to ¥42,417 billion at March 31, 2013. Domestic short-term borrowings decreased by ¥2,605 billion due mainly to a decrease in other short-term borrowings from the Bank of Japan, offset in part by an increase in payables under securities lending transactions. Foreign short-term borrowings increased by ¥4,829 billion due mainly to an increase in payables under repurchase agreements and the translation impact of the depreciation of the yen against other major currencies.

Equity

The following table shows a breakdown of equity as of March 31, 2012 and 2013:

	As of March 31,		Increase (decrease)
	2012	2013
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥410	¥377	¥(33)
Common stock	5,428	5,461	33
Accumulated deficit	(1,606)	(883)	723
Accumulated other comprehensive income, net of tax	246	778	532
Treasury stock, at cost	(7)	(5)	2

Total MHFG shareholders’ equity	4,471	5,728	1,257
Noncontrolling interests	176	129	(47)

Total equity	¥4,647	¥5,857	¥1,210

Equity increased by ¥1,210 billion from the end of the previous fiscal year to ¥5,857 billion due mainly to a decrease in accumulated deficit and an increase in accumulated other comprehensive income, net of tax.

Preferred stock decreased by ¥33 billion from the end of the previous fiscal year to ¥377 billion at March 31, 2013 as a result of the conversion of preferred stock to common stock.

Common stock increased by ¥33 billion from the end of the previous fiscal year to ¥5,461 billion at March 31, 2013 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

Accumulated deficit decreased by ¥723 billion from the end of the previous fiscal year to ¥883 billion at March 31, 2013. This decrease was due to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2013 of ¥875 billion offset in part by dividend payments of ¥152 billion.

Accumulated other comprehensive income, net of tax increased by ¥532 billion from the end of the previous fiscal year to ¥778 billion at March 31, 2013 due to an increase in unrealized net gains on available-for-sale securities of ¥367 billion, an improvement of foreign currency translation adjustments by ¥87 billion and an improvement in pension liability adjustments of ¥78 billion.

Treasury stock, at cost decreased by ¥2 billion from the end of the previous fiscal year to ¥5 billion at March 31, 2013.

Noncontrolling interests decreased by ¥47 billion from the end of the previous fiscal year to ¥129 billion at March 31, 2013.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure.”

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥8,988 billion, or 9.9%, from the end of the previous fiscal year to ¥100,222 billion as of March 31, 2013. Our average balance of deposits for the fiscal year ended March 31, 2013 of ¥93,238 billion exceeded our average balance of loans for the same period by ¥25,727 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of July 1, 2013:

	As of July 1, 2013
	S&P				Moody’s
	Long-term		Short-term	Stand-alone credit profile	Long-term	Short-term	Financial strength
Mizuho Bank	A+	(1)	A-1	a	A1	P-1	C-
Mizuho Trust & Banking	A+	(1)	A-1	a	A1	P-1	C-

Note:

(1)	Negative outlook.

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

In order to maintain an appropriate level of liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly ALM & market risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We have established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “normal” to “cause for concern” and “critical” categories and take appropriate actions based on such conditions. As of March 31, 2013, the balance of Japanese government bonds included within our investments was ¥30.8 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

Basel II & III

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

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011 and January 2013), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services

Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Mizuho Financial Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including modification to the treatment of counterparty credit risk, such as the capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II, in requiring a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% (4.5% in 2013 and 5.5% in 2014) and Common Equity Tier 1 capital ratio of 4.5% (3.5% in 2013 and 4.0% in 2014), on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following two tiers: Tier 1 capital; and Tier 2 capital. Tier 1 capital consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital generally consists of shareholders’ equity, retained earnings, accumulated other comprehensive income and other disclosed reserves, minority interest and others less any regulatory adjustments. Additional Tier 1 capital generally consists of instruments issued by the bank that meet the criteria for inclusion in Additional Tier 1 capital and others less any regulatory adjustments. Tier 2 capital generally consists of instruments issued by the bank, such as subordinated debt, that meet the criteria for inclusion in Tier 2 capital, instruments issued by consolidated subsidiaries of the bank and held by third parties that meet the criteria for inclusion in Tier 2 capital, general reserve for possible losses on loans, equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the standardized approach, and others less any regulatory adjustments.

The minimum requirement for Common Equity Tier 1 capital will be raised in phases from 3.5% of risk-weighted assets in March 2013 to 4.5% when fully effective in March 2015. Thereafter, a capital conservation buffer, to be met with Common Equity Tier 1 capital, is expected to be phased in beginning March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%, although the capital adequacy guidelines related to the capital conservation buffer have not yet been published by the Financial Services Agency. Thus the Common Equity Tier 1 capital requirement, including capital conservation buffer, is expected to be 7.0% beginning March 2019. In addition, subject to national discretion by the respective regulatory authorities, a countercyclical buffer ranging from 0% to 2.5%, consisting of Common Equity Tier 1 capital or other fully loss absorbing capital, would also be imposed on banking organizations through an extension of the capital conservation buffer when the relevant national authority judges a period of excess credit growth to be leading to the build up of system-wide risk. The countercyclical buffer for internationally active banks will be a weighted average of the buffers deployed across all the jurisdictions to which it has credit exposures. Moreover, capital instruments that will no longer qualify as Additional Tier 1 capital or Tier 2 capital under Basel III is being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred stock and preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2013 being ¥1,874.8 billion) and our existing subordinated debt (the amounts thereof included within Tier 2 capital as of March 31, 2013 being ¥1,518.3 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board announced policy measures to address systemically important financial institutions (“SIFIs”), which were endorsed by the G20 leaders at the Cannes summit. The policy measures include requirements for globally systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The additional loss absorbency requirements will initially apply to G-SIBs identified in November 2014. The requirements will be phased in starting in January 2016 with full implementation by January 2019. Also in November 2011, the Financial Stability Board identified an initial group of G-SIFIs, namely 29 G-SIBs, including us, using a methodology developed by Basel Committee on Banking Supervision, and announced that the group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. In November 2012, the list of G-SIBs was updated and it showed the allocation to buckets corresponding to their required level of additional loss absorbency. We were included in the list and were allocated to the bucket that would require 1.0% of additional loss absorbency.

Regulatory adjustments are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of the deductions and prudential filters related to the following:

•	Goodwill and other intangibles

•	Deferred tax assets

•	Cash flow hedge reserve that relates to the hedging of items that are not fair valued on the balance sheet

•	Shortfall of the stock of provisions to expected losses under the internal ratings-based approach

•	Gain on sale related to securitization transactions

•	Cumulative gains and losses due to changes in own credit risk on fair valued financial liabilities

•	Defined benefit pension fund assets and liabilities

•	Treasury stock

•	Reciprocal cross holdings of capital of banking, financial and insurance entities

•	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation

Regulatory adjustments would be fully deducted in the calculation of Common Equity Tier 1 capital by March 2018. The regulatory adjustments will begin at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and will be increased by 20% increments per year through March 2018 when the regulatory adjustments reach 100%. During this transition period, the remainder not deducted from capital will continue to be subject to existing national treatments.

The capital requirements and regulatory adjustments will be phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2013	March 2014	March 2015	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital(1)	3.5%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital(1)	4.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital(1)	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.0%	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital(1)	90.0%	80.0%	70.0%	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital(1)	0.0%	20.0%	40.0%	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Additional loss absorbency requirements for G-SIBs	—	—	—	Additional loss absorption capacity tailored to the impact of the entity’s default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital

Note:

(1)	While these measures are included in the revisions to capital adequacy guidelines that have been applied from March 31, 2013 as published by the Financial Services Agency, capital adequacy guidelines related to other requirements under the Basel III rules, such as the capital conservation buffer, countercyclical buffer and additional loss absorbency requirements for G-SIBs/G-SIFIs, have not yet been published.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations. Further, the revisions to the Financial Services Agency’s guidelines relation to the third pillar, which reflect the enhanced disclosure requirements under Basel III and became effective on March 31, 2013, require banks to disclose, among other things, the components of their regulatory capital and the main features of their regulatory capital instruments in common templates.

Japanese banks with only domestic operations, such as Pre-Merger Mizuho Bank, are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that domestic banks are required to maintain a minimum capital adequacy ratio of 4%, on both a consolidated and non-consolidated basis.

In December 2008, the Financial Services Agency implemented special temporary measures, applicable through March 2012 (later extended to March 30, 2014), which require Japanese banks with only domestic operations not to deduct unrealized losses related to “other securities” under Japanese GAAP (including equity securities) from Tier 1 capital. The Japanese capital adequacy requirements applicable to Japanese banks with only domestic operations do not allow unrealized gains on “other securities” to be added to Tier 2 capital before or after these special temporary measures.

If the capital adequacy ratio of a financial institution falls below the required level, the Financial Services Agency may, depending upon the extent of capital deterioration, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on its financial condition and results of operations.

A non-risk based leverage ratio that is calibrated to act as a credible supplementary measure to the risk based capital requirements will be introduced. During the parallel run period from January 2013 to January 2017, the Basel Committee on Banking Supervision will test a minimum Tier 1 leverage ratio of 3%. Bank level disclosure of the leverage ratio and its components will start in January 2015. Based on the results of the parallel run period, any final adjustments to the definition and calibration of the leverage ratio will be carried out in the first half of 2017, with a view to migrating to a Pillar 1 treatment in January 2018 based on appropriate review and calibration.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2013 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are as set forth in the following table:

As of March 31, 2013
(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥4,803.8
Additional Tier 1 capital	1,683.6

Tier 1 capital	6,487.4
Tier 2 capital	1,857.0

Total capital	¥8,344.5

Risk-weighted assets	¥58,823.5
Common Equity Tier 1 capital ratio	8.16%
Required Common Equity Tier 1 capital ratio	3.50
Tier 1 capital ratio	11.02
Required Tier 1 capital ratio	4.50
Total capital ratio	14.18
Required total capital ratio	8.00

Our total capital ratio as of March 31, 2013 was 14.18%. Our Tier 1 capital ratio as of March 31, 2013 was 11.02%. Our Common Equity Tier 1 capital ratio as of March 31, 2013 was 8.16%. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2013.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2013:

As of March 31, 2013
(in billions of yen)
Common Equity Tier 1 capital	¥4,803.8
Capital, stock surplus and retained earnings	4,796.7
Other	7.0
Additional Tier 1 capital(1)(2)	1,683.6
Eligible Tier 1 capital instruments subject to phase-out arrangements(1)(2)	1,874.8
Other	(191.1)

Tier 1 capital	6,487.4

Tier 2 capital	1,857.0
Eligible Tier 2 capital instruments subject to phase-out arrangements	1,518.3
Other	338.7

Total capital(1)(2)	¥8,344.5

Notes:

(1)	Regarding our eleventh series class XI preferred stock, ¥306.5 billion, which is equal to 90% of the outstanding balance of such preferred stock of ¥340.6 billion, was included in Additional Tier 1 capital as of March 31, 2013. During the period from April 1, 2013 to June 30, 2013, holders of the preferred stock converted 6,822,900 shares (or ¥6.8 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(2)	On July 11 2013, we acquired and subsequently cancelled all ¥36.9 billion of the shares of the thirteenth series class XIII preferred stock (the amounts thereof included in Additional Tier 1 capital as of March 31, 2013 being ¥33.0 billion).

Our Common Equity Tier 1 capital was ¥4,803.8 billion as of March 31, 2013. Our Additional Tier 1 capital was ¥1,683.6 billion as of March 31, 2013. Our Tier 1 capital was ¥6,487.4 billion as of March 31, 2013.

Non-dilutive preferred securities issued by our overseas special purpose companies to investors are included within Additional Tier 1 capital and subject to phase-out arrangements. As of March 31, 2013, the outstanding balance of these securities was ¥1,705.7 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Additional Tier 1 capital as of March 31, 2013 and the total outstanding balance of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Outstanding balance of non-dilutive preferred securities included within Additional Tier 1 capital
	(in billions of yen)
June 2014	¥219.3	(1)
June 2015	452.5
June 2016	456.3	(2)
June 2018	274.5
June 2019	303.0

Notes:

(1)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(2)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

Our Tier 2 capital as of March 31, 2013 was ¥1,857.0 billion.

As a result of the above, total capital as of March 31, 2013 was ¥8,344.5 billion.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2013:

As of March 31, 2013
(in billions of yen)
Risk-weighted assets:
Credit risk assets	¥53,590.7
Market risk equivalent assets	2,379.7
Operational risk equivalent assets	2,853.0

Total	¥58,823.5

Risk-weighted assets as of March 31, 2013 were ¥58,823.5 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2013, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

As of March 31, 2013
Mizuho Corporate Bank
BIS standard (Basel III):
Common Equity Tier 1 capital ratio	8.65%
Tier 1 capital ratio	11.03
Total capital ratio	13.89
Pre-Merger Mizuho Bank(1)
Domestic standard (Basel II):
Tier 1 capital ratio	11.66
Capital adequacy ratio	15.04
BIS standard (Basel III):
Common Equity Tier 1 capital ratio	8.90
Tier 1 capital ratio	10.13
Total capital ratio	14.08
Mizuho Trust & Banking
BIS standard (Basel III):
Common Equity Tier 1 capital ratio	13.24
Tier 1 capital ratio	13.24
Total capital ratio	17.22

Note:

(1)	Starting FY2012, due to regulatory changes, the Basel III standard is applied to financial institutions in Japan based on the international standards proposed by the Basel Committee. Basel II continues to be applied to financial institutions in Japan that are subject to the domestic standard. Because Pre-Merger Mizuho Bank did not operate overseas, it was subject solely to domestic capital adequacy requirements. As such, information regarding Pre-Merger Mizuho Bank based on the BIS standard is included for reference purposes only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2013.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2013, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2012 and 2013:

	As of March 31,		Increase (decrease)
	2012	2013
	(in billions of yen)
Guarantees:
Performance guarantees	¥1,681	¥1,750	¥69
Guarantees on loans	502	452	(50)
Guarantees on securities	73	146	73
Other guarantees	997	1,068	71
Guarantees for the repayment of trust principal	184	171	(13)
Liabilities of trust accounts	8,313	8,606	293
Derivative financial instruments	28,620	23,582	(5,038)

	As of March 31,		Increase (decrease)
	2012	2013
	(in billions of yen)
Commitments:
Commitments to extend credit	¥53,088	¥59,101	¥6,013
Commercial letters of credit	536	608	72

Total commitments	¥53,624	¥59,709	¥6,085

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

Investment Funds

We invest in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including our subsidiaries and affiliates, administer and make investment decisions over such investment funds. We consolidate certain investment funds where we are deemed to be the primary beneficiary. We have determined that certain investment vehicles managed by us qualify for the deferral from certain requirements of ASC 810 that originated from SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”) because they meet the criteria in ASU No.2010-10 “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). Therefore, for these vehicles, we determine whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

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

Significant Unconsolidated Variable interest entities

The tables below summarize our involvement in significant unconsolidated variable interest entities as of March 31, 2012 and 2013:

	Significant unconsolidated variable interest entities
As of March 31, 2012	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	582	33
Investments in securitization products	—	—
Investment funds	2,455	334
Trust arrangements and other	—	—

Total	¥3,037	¥367

	Significant unconsolidated variable interest entities
As of March 31, 2013	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	463	37
Investments in securitization products	530	206
Investment funds	2,770	302
Trust arrangements and other	—	—

Total	¥3,763	¥545

Asset-backed commercial paper/loan programs include multi-seller programs managed by us, under which the related variable interest entities purchase various types of assets from our clients, consisting mainly of account and note receivables as well as credit card receivables, auto loans, leases and other receivables. Our involvement with variable interest entities for multi-seller programs is generally more significant than other types of variable interest entities in terms of liquidity support and credit enhancement obligations. All of the variable interest entities for our asset-backed commercial paper/loan programs to which we provided liquidity support or credit enhancements were consolidated variable interest entities as of March 31, 2013.

Other Types of Off-balance-sheet Arrangements

See note 24 to our consolidated financial statements included elsewhere in this annual report for further descriptions of variable interest entities and securitizations.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2013:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥32,107	¥2,121	¥1,399	¥359	¥394	¥135	¥36,515
Certificates of deposit	15,315	12	—	—	—	—	15,327
Long-term debt	848	1,170	1,164	773	986	3,861	8,802
Operating leases	43	20	15	11	8	20	117

Total(1)( [2] )	¥48,313	¥3,323	¥2,578	¥1,143	¥1,388	¥4,016	¥60,761

Notes:

(1)	A contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥49 billion in the fiscal year ending March 31, 2014, based on the current funded status and expected asset return assumptions. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.
(2)	The amount of unrecognized tax benefits, which is not included in the above table, was ¥1.5 billion, of which ¥0.6 billion was interest and penalties, at March 31, 2013. For further information, see note 18 to our consolidated financial statements included elsewhere in this annual report.

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

	As of and for the fiscal year ended March 31, 2013
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥5,728.1	¥875.4
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	1.3	(20.1)
2. Investments	(18.0)	(199.2)
3. Loans	144.3	6.6
4. Allowances for loan losses and off-balance-sheet instruments	95.4	6.6
5. Premises and equipment	(38.5)	(2.7)
6. Real estate sales and leasebacks	10.7	(9.6)
7. Land revaluation	182.0	(2.2)
8. Business combinations	26.2	(14.6)
9. Pension liabilities	214.8	(51.7)
10. Consolidation of variable interest entities	10.4	(26.0)
11. Deferred taxes	(455.0)	(52.6)
12. Other	28.1	50.6

Japanese GAAP	¥5,929.8	¥560.5

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

Under U.S. GAAP, an employer is required to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets, according to ASC 715. Under ASC 715, actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost based on corridor approach. Under Japanese GAAP, they are not immediately recognized in the consolidated balance sheets and are instead amortized over a specified number of years. This results in differences in the amounts of shareholders’ equity and net income between U.S. GAAP and Japanese GAAP. See note 19 to our consolidated financial statements included elsewhere in this annual report for further discussion.

10.    Consolidation of variable interest entities

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

12.    Other

This adjustment reflects the effects of miscellaneous items including the effects of foreign exchange rate fluctuations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

The following table provides information regarding our directors and corporate auditors as of July 1, 2013:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Takashi Tsukamoto (Aug. 2, 1950)	Chairman (since June 2011) Chairman of Mizuho Bank, Ltd.	Apr. 2002	Executive Officer / General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.	June 2014
		Mar. 2003	Managing Executive Officer / Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of Mizuho Financial Group, Inc.
		Feb. 2004	Managing Executive Officer / Head of Risk Management Group and Head of Human Resources Group
		Apr. 2004	Managing Executive Officer / Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
		Mar. 2006	Managing Director / Chief Strategy Officer and Chief Financial Officer
		Apr. 2007	Deputy President
		Apr. 2008	Deputy President-Executive Officer / Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.
President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2009)
		June 2008	Deputy President / Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.

		Apr. 2009	President & CEO / Head of Human Resources Group

		Apr. 2010	President & CEO

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2011	President & CEO of Pre-Merger Mizuho Bank, Ltd.(until July 2013)

Chairman of Mizuho Financial Group, Inc. (current)

		Apr. 2013	Director of Mizuho Corporate Bank, Ltd.

		July 2013	Chairman of Mizuho Bank, Ltd. (current)

Yasuhiro Sato (Apr. 15, 1952)	President & CEO (Group CEO) (since June 2011) (Representative Director) President & CEO of Mizuho Bank, Ltd.	Mar. 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.	June 2015
		Apr. 2004	Managing Executive Officer
		Mar. 2006	Managing Director / Head of Corporate Banking Unit
		Apr. 2007	Deputy President / Chief Auditor
		Apr. 2009	President & CEO (until July 2013)
		June 2009	Director of Mizuho Financial Group, Inc.
		June 2011	Director of Pre-Merger Mizuho Bank, Ltd.
President & CEO of Mizuho Financial Group, Inc.(Group CEO) (current)
		July 2013	President & CEO of Mizuho Bank, Ltd. (current)

Yasunori Tsujita (June 28, 1956)	Deputy President (since June 2013) (Representative Director) Head of Human Resources Group (Group CHRO) Head of Internal Audit Group (Group CA) Deputy President-Executive Officer of Mizuho Bank, Ltd.	Apr. 2008	General Manager of Consulting Business Development Division of Pre-Merger Mizuho Bank, Ltd.	June 2015
		Apr. 2009	Executive Officer / General Manager of Personal Marketing Division
		Apr. 2011	Managing Executive Officer / General Manager of Personal Marketing Division
		June 2011	Managing Executive Officer

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
	Managing Executive Officer of Mizuho Trust & Banking Co., Ltd. Managing Executive Officer of Mizuho Securities Co., Ltd.	Apr. 2012

Managing Executive Officer / In charge of Strategic Planning Group of Mizuho Financial Group, Inc.

Managing Executive Officer / In charge of Strategic Planning Group of Pre-Merger Mizuho Bank, Ltd.

Managing Executive Officer / In charge of Strategic Planning Group of Mizuho Corporate Bank, Ltd.

		Apr. 2013	Deputy President-Executive Officer / Head of Human Resources Group and Head of Internal Audit Group of Mizuho Financial Group, Inc.

Deputy President-Executive Officer / Head of Human Resources Group of Pre-Merger Mizuho Bank, Ltd (until July 2013)

Deputy President-Executive Officer / Head of Human Resources Group of Mizuho Corporate Bank, Ltd. (until July 2013)

Managing Executive Officer / In charge of Human Resources Group of Mizuho Trust & Banking Co., Ltd. (current)

Managing Executive Officer / In charge of Human Resources Group of Mizuho Securities Co., Ltd. (current)

		June 2013	Deputy President / Head of Human Resources Group and Head of Internal Audit Group of Mizuho Financial Group, Inc. (current)

		July 2013	Deputy President-Executive Officer / Head of Human Resources Group of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Toshitsugu Okabe (May 2, 1956)	Deputy President (since June 2013) Deputy President (Personal Banking Unit and Retail Banking Unit) Deputy President of Mizuho Bank, Ltd.	Apr. 2008	Executive Officer / General Manager of Executive Secretariat of Mizuho Financial Group, Inc.	June 2015
		Apr. 2009	Managing Executive Officer of Pre-Merger Mizuho Bank, Ltd.
		Apr. 2012	Managing Executive Officer / Head of Retail Banking Unit
Managing Executive Officer (not full-time) / In charge of coordination with Retail Banking Unit of Pre-Merger Mizuho Bank, Ltd. of Mizuho Corporate Bank, Ltd.

		Apr. 2013	Deputy President-Executive Officer / Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc.

Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of Pre-Merger Mizuho Bank, Ltd. (until July 2013)

Deputy President-Executive Officer / Deputy President (In charge of coordination with Personal Banking Unit and Retail Banking Unit of Pre-Merger Mizuho Bank, Ltd. ) and Head of Internal Audit Group of Mizuho Corporate Bank, Ltd. (until July 2013)

		June 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc. (current)

		July 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Nobuhide Hayashi (Mar.27, 1957)	Deputy President (since June 2013) Deputy President (International Banking Unit) Deputy President of Mizuho Bank, Ltd.	Apr. 2007	Executive Officer / General Manager of Corporate Banking Division No.13 of Mizuho Corporate Bank, Ltd.	June 2015
		Apr. 2009	Managing Executive Officer
		Apr. 2010	Managing Executive Officer / Head of International Banking Unit
		June 2011	Managing Director / Head of International Banking Unit (until Apr. 2013)
		Apr. 2012	Managing Executive Officer (not full-time) / In charge of coordination with International Banking Unit of Mizuho Corporate Bank, Ltd. of Pre-Merger Mizuho Bank, Ltd.
		Apr. 2013	Deputy President-Executive Officer / Deputy President (International Banking Unit) of Mizuho Financial Group, Inc.
Deputy President-Executive Officer / Deputy President (In charge of coordination with International Banking Unit of Mizuho Corporate Bank, Ltd.) of Pre-Merger Mizuho Bank, Ltd. (until July 2013)

Deputy President / Deputy President (International Banking Unit) of Mizuho Corporate Bank, Ltd. (until July 2013)

		June 2013	Deputy President / Deputy President (International Banking Unit) of Mizuho Financial Group, Inc. (current)

		July 2013	Deputy President / Deputy President (International Banking Unit) of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Hideyuki Takahashi (Apr. 20, 1957)

Deputy President (since Apr. 2013)

Head of Financial Control & Accounting Group (Group CFO)

Deputy President-Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer of Mizuho Securities Co., Ltd.

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
Managing Executive Officer / Head of Financial Control & Accounting Group of Pre-Merger Mizuho Bank, Ltd. (until Apr. 2013)
Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd. (until Apr. 2013)
Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (current)

President & CEO of Mizuho Financial Strategy Co., Ltd. (current)

		June 2012	Managing Director / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2013	Deputy President / Head of Financial Control & Accounting Group (current)
Deputy President-Executive Officer / Head of Financial Control & Accounting Group of Pre-Merger Mizuho Bank, Ltd.
Deputy President-Executive Officer / Head of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd.
Managing Executive Officer / In charge of Financial & Accounting Group of Mizuho Securities Co., Ltd. (current)
		July 2013	Deputy President-Executive Officer / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)

Daisaku Abe (June 20, 1957)

Deputy President (since Apr. 2013)

Head of IT & Systems Group(Group CIO)

Head of Operations Group(Group COO)

Deputy President-Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer of Mizuho Securities Co., Ltd.

		Apr. 2007	Executive Officer / General Manager of Executive Secretariat of Mizuho Corporate Bank, Ltd.	June 2014
		Apr. 2009	Managing Executive Officer / Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.
		Apr. 2011	Managing Executive Officer / Head of Strategic Planning Group and Head of IT, Systems & Operations Group
		Apr. 2012	Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group
Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of Pre-Merger Mizuho Bank, Ltd. (until Apr. 2013)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Corporate Bank, Ltd. (until Apr. 2013)
Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Trust & Banking Co., Ltd. (current)

		June 2012	Managing Director / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc.

Apr. 2013

Deputy President /Head of IT & Systems Group and Head of Operations Group (current)

Deputy President-Executive Officer / Head of IT & Systems Group and Head of Operations Group of Pre-Merger Mizuho Bank, Ltd.

Deputy President-Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Securities Co., Ltd. (current)

		July 2013	Deputy President-Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Bank, Ltd. (current)

Tadashi Kanki (Oct. 9, 1958)	Managing Director (since June 2013) Head of Strategic Planning Group (Group CSO)	Apr. 2008	Executive Officer / General Manager of Corporate Banking Division No. 8 of Mizuho Corporate Bank, Ltd.	June 2015
		Apr. 2011	Managing Executive Officer (until April 2013)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd. Managing Executive Officer of Mizuho Securities Co., Ltd.	Apr. 2012	Managing Executive Officer of Pre-Merger Mizuho Bank, Ltd.
Apr. 2013

Managing Executive Officer / Head of Strategic Planning Group of Mizuho Financial Group, Inc.

Managing Executive Officer / Head of Strategic Planning Group of Pre-Merger Mizuho Bank, Ltd. (until July 2013)

Managing Executive Officer / Head of Strategic Planning Group of Mizuho Corporate Bank, Ltd. (until July 2013)

Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (current)

Managing Executive Officer / In charge of Strategic Planning Group of Mizuho Securities Co., Ltd. (current)

		June 2013	Managing Director / Head of Strategic Planning Group of Mizuho Financial Group, Inc. (current)

		July 2013	Managing Executive Officer / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)

Masakane Koike (Jul. 9, 1959)	Managing Director (since June 2013) Head of Risk Management Group (Group CRO) Head of Compliance Group (Group CCO)	Apr. 2008	General Manager of Financial Planning of Mizuho Financial Group, Inc.	June 2015
		Apr. 2009	Executive Officer / General Manager of Financial Planning
		Apr. 2012	Managing Executive Officer / Head of Risk Management Group and Head of Compliance Group (until June 2013)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd. Managing Executive Officer of Mizuho Securities Co., Ltd.		Managing Executive Officer / Head of Risk Management Group and Head of Compliance Group of Pre-Merger Mizuho Bank, Ltd. (until July 2013)
Managing Executive Officer / Head of Risk Management Group and Head of Compliance Group of Mizuho Corporate Bank, Ltd. (until July 2013)
Managing Executive Officer / In charge of Risk Management Group and in charge of Compliance Group of Mizuho Trust & Banking Co., Ltd. (current)
		Apr.2013	Managing Executive Officer / In charge of Risk Management Group and Compliance Group of Mizuho Securities Co., Ltd. (current)
		June 2013	Managing Director / Head of Risk Management Group and Head of Compliance Group of Mizuho Financial Group, Inc. (current)
		July 2013	Managing Executive Officer / Head of Risk Management Group and Head of Compliance Group of Mizuho Bank, Ltd. (current)
Akihiko Nomiyama(1)(3) (June 15, 1934)	Director (since June 2007) Honorary Executive Consultant of JX Holdings, Inc.	Apr. 1957	Joined Nippon Mining Co., Ltd.	June 2015
		June 1984	Director
		June 1989	Managing Director
		Dec. 1992	Managing Director of Nikko Kyodo Co., Ltd.
		Dec. 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director

		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2002	Chairman and CEO (Representative Director)
		Sep. 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor (until June 2010)
		June 2007	Director of Mizuho Financial Group, Inc. (current)
		July 2010	Honorary Executive Consultant of JX Holdings, Inc. (current)

Mitsuo Ohashi(1) (Jan. 18, 1936)	Director (since June 2005) Senior Advisor of Showa Denko K.K.	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2015
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director / General Manager of Corporate Planning Division
		Mar. 1993	Managing Director
		Mar. 1995	Senior Managing Director
		Mar. 1997	President and Chief Executive Officer
		Jan. 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Director of Mizuho Financial Group, Inc. (current)
		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
		Mar. 2010	Senior Advisor (current)

Kanemitsu Anraku(1)(3) (Apr. 21, 1941)	Director (since June 2007)	Apr. 1964	Joined Nissan Motor Co., Ltd.	June 2015
		June 1993	Director

		June 1997	Managing Director

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		May 1999	Executive Vice President (Representative Director)
		Apr. 2000	Vice Chairman (member of the board of directors)

		June 2000	Vice Chairman

		Apr. 2002	President (Representative Director) of Nissan Real Estate Development Corporation

		June 2005	Counselor

		July 2006	Counselor of Nissan Network Holdings Co., Ltd. (until June 2007)

		June 2007	Director of Mizuho Financial Group, Inc. (current)

Toshinari Iyoda (Mar. 31, 1954)	Corporate Auditor (since June 2011) Corporate Auditor of Mizuho Bank, Ltd.	Apr. 2005	Managing Director / Head of Advisory Group No.1 of Mizuho Securities Co., Ltd.	June 2015
		June 2005	Managing Director / Head of Advisory Group No. 1, Head of Advisory Group No. 2
		July 2005	Managing Director / Head of Advisory Group
		Apr. 2008	Managing Director / Head of Investment Banking Group I

		June 2008	Managing Director / Head of Global Investment Banking, Head of Investment Banking Group

		May 2009	Managing Executive Officer / Joint Head of Global Investment Banking, Co-Head of Investment Banking Group and In charge of Investment Banking Business Administration Dept.

		Apr. 2010	Managing Executive Officer / Head of Investment Banking Group

		Apr. 2011	Advisor

		June 2011	Corporate Auditor of Mizuho Financial Group, Inc. (current)

		June 2012	Corporate Auditor of Mizuho Corporate Bank, Ltd. (until Apr.2013)
		July 2013	Corporate Auditor of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Nobukatsu Funaki (Mar. 30, 1959)	Corporate Auditor (since June 2013) Corporate Auditor of Mizuho Securities Co., Ltd.	Apr. 2005	General Manager of Accounting Division of Mizuho Corporate Bank, Ltd.	June 2017
		Mar. 2010	Corporate Auditor (until June 2013)
		Apr. 2013	Corporate Auditor of Mizuho Securities Co., Ltd. (current)
		June 2013	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Masahiro Seki(2)(3) (Sep. 11, 1934)	Corporate Auditor (since June 2006)	Apr. 1959	Joined Deloitte Haskins & Sells, Tokyo Office	June 2014

		June 1987	General Representative

		Feb. 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu

		June 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants

		Oct. 2000	Visiting Professor of Graduate School of International University of Japan

		Apr. 2001	Professor of Graduate School (until Mar. 2004)

		June 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (until June 2006)

		Apr. 2004	Established Seki Certified Public Accountants

		June 2006	Senior Advisor of the non-profit organization, Japanese Institute of International Accounting Education (current)

Corporate Auditor of Mizuho Financial Group, Inc. (current)

Masami Ishizaka(2)(3) (Dec. 5, 1939)	Corporate Auditor (since June 2008) Corporate Auditor of Mizuho Bank, Ltd.	Apr. 1963	Joined Ministry of Finance	June 2016
		June 1993	Director-General of the Financial Bureau
		July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency
		July 1995	Administrative Vice Minister

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan

		July 1998	Executive Vice President of Japan National Oil Corporation

		Mar. 2004	Advisor

		July 2004	Vice Chairman of The General Insurance Association of Japan

		Sep. 2007	Chairman of Okura Zaimu Kyokai (current)

		June 2008	Corporate Auditor of Mizuho Financial Group, Inc. (current)

		July 2013	Corporate Auditor of Mizuho Bank, Ltd. (current)

Isao Imai(2)(3) (Dec. 26, 1939)	Corporate Auditor (since June 2011) Corporate Auditor of Mizuho Bank, Ltd.	Apr. 1964	Assistant Judge of the Tokyo District Court	June 2015
		Feb. 2002	President of the Sendai High Court
		Nov. 2002	President of the Tokyo High Court
		Dec. 2004	Justice of the Supreme Court
		Dec. 2009	Resigned from judge
		Apr. 2010	Registered as attorney at law (Daiichi Tokyo Bar Association)
Counsel of TMI Associates (current)
		June 2011	Corporate Auditor of Mizuho Corporate Bank, Ltd. (until July 2013)
Corporate Auditor of Mizuho Financial Group, Inc. (current)
		June 2012	Corporate Auditor of Pre-Merger Mizuho Bank, Ltd.
		July 2013	Corporate Auditor of Mizuho Bank, Ltd.(current)

Notes:

(1)	Messrs. Nomiyama, Ohashi and Anraku satisfy the requirements for an “outside director” under the Company Law of Japan.
(2)	Messrs. Seki, Ishizaka and Imai satisfy the requirements for an “outside corporate auditor” under the Company Law of Japan.
(3)	Messrs. Nomiyama, Anraku, Seki, Ishizaka and Imai were notified to stock exchanges in Japan as “independent director/auditor,” as the case may be, pursuant to the regulations of stock exchanges in Japan.

No family relationship exists among any of our directors, or corporate auditors.

Executive Officers

The following table provides information about our executive officers as of July 1, 2013:

Title	Name	Areas of Oversight
Deputy President - Executive Officer	Masaaki Kono	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Deputy President - Executive Officer	Yasuhiko Imaizumi	Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)

Managing Executive Officer	Yasumasa Nishi	Head of Markets Unit

Managing Executive Officer	Masayuki Yonetani	Head of Corporate Banking Unit

Managing Executive Officer	Nobuyuki Fujii	Head of Corporate Banking Unit (Large Corporations)

Managing Executive Officer	Masayuki Hoshi	Head of Financial Institutions & Public Sector Business Unit / Head of Transaction Banking Unit

Managing Executive Officer	Tetsuhiko Saito	Head of Personal Banking Unit

Managing Executive Officer	Akira Sugano	Head of International Banking Unit / Head of Asset Management Unit

Managing Executive Officer	Tatsufumi Sakai	Head of Investment Banking Unit

Managing Executive Officer	Tetsuo Iimori	Head of Retail Banking Unit

Managing Executive Officer	Haruki Nakamura	Joint Head of IT & Systems Group / General Manager of IT & Systems Planning Division

Managing Executive Officer	Hideo Gamou	Deputy Head of Asset Management Unit

Managing Executive Officer	Shigeru Akiyoshi	Deputy Head of Retail Banking Unit

Managing Executive Officer	Katsunobu Motohashi	Deputy Head of Asset Management Unit

Managing Executive Officer	Kenjiro Inada	Deputy Head of Personal Banking Unit

Managing Executive Officer	Shuzo Fujii	Deputy Head of Corporate Banking Unit

Managing Executive Officer	Shuichi Shimada	Deputy Head of Corporate Banking Unit (Large Corporations) / Deputy Head of Financial Institutions & Public Sector Business Unit

Managing Executive Officer	Yoshio Shimizu	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit

Title	Name	Areas of Oversight
Managing Executive Officer	Shuuichi Takemoto	Deputy Head of Personal Banking Unit / Deputy Head of Retail Banking Unit

Managing Executive Officer	Shinya Tanaka	Deputy Head of Investment Banking Unit

Managing Executive Officer	Hidefumi Kobayashi	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit

Managing Executive Officer	Makoto Okayama	Deputy Head of Corporate Banking Unit (Large Corporations) / Deputy Head of Corporate Banking Unit / Deputy Head of Financial Institutions & Public Sector Business Unit

Managing Executive Officer	Nobumitsu Watanabe	Deputy Head of International Banking Unit / Deputy Head of Investment Banking Unit / Deputy Head of Transaction Banking Unit / Deputy Head of Markets Unit

Managing Executive Officer	Junichi Yamada	Deputy Head of Financial Institutions & Public Sector Business Unit / Deputy Head of Markets Unit

Executive Officer	Mitsuo Ootani	General Manager of Compliance Division

Executive Officer	Ryusuke Aya	General Manager of Risk Management Division

Executive Officer	Yuusei Matsubara	General Manager of Financial Institutions & Public Sector Business Coordination Division

Executive Officer	Junichi Shinbo	General Manager of Portfolio Management Division

Executive Officer	Yasuhisa Fujiki	General Manager of International Coordination Division

Executive Officer	Koji Fujiwara	General Manager of Investor Relations Division

Executive Officer	Ryousuke Joukou	General Manager of Executive Secretariat

Executive Officer	Souichi Hosoi	General Manager of Financial Planning Division

Executive Officer	Kouji Arita	General Manager of Operations Planning Division

Executive Officer	Akira Nakamura	General Manager of Corporate Banking Coordination Division (Large Corporations)

Executive Officer	Kouji Yonei	General Manager of IT & Systems Promotion Division

Executive Officer	Atsushi Sugao	General Manager of Corporate Banking Coordination Division

Executive Officer	Teiji Teramoto	General Manager of Investment Banking Coordination Division

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

The aggregate compensation, including bonuses and stock compensation-type stock options (stock acquisition rights) but excluding retirement allowances, paid by Mizuho Financial Group and its subsidiaries to the directors and corporate auditors of Mizuho Financial Group during the fiscal year ended March 31, 2013 was ¥483 million and ¥88 million, respectively.

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

Name (Title)	Aggregate consolidated compensation (in millions of yen)	Company	Consolidated compensation per type (in millions of yen)
			(a) Base Remuneration	(b) Stock option Remuneration	(c) Bonus	(d) Retirement Benefits	(e) Others
Takashi Tsukamoto (Director)	116	Mizuho Financial Group Pre-Merger Mizuho Bank	16 65	6 27	— —	— —	0 0
Yasuhiro Sato (Director)	116	Mizuho Financial Group Mizuho Corporate Bank	40 40	17 17	— —	— —	0 —

Notes:

(1)	Base remuneration indicates the aggregate fixed monthly remuneration.
(2)	Stock option remuneration indicates the amounts relating to stock acquisition rights that were granted during the fiscal year.
(3)	Any compensation other than those included in (a) through (d) above is set forth in (e).

Mizuho Financial Group and some of its subsidiaries, including Pre-Merger Mizuho Bank and Mizuho Corporate Bank, abolished their respective retirement allowance programs for directors, corporate auditors and officers. At the ordinary general meeting of shareholders held in June 2008, Mizuho Financial Group and such subsidiaries obtained shareholders’ approval for a payment of lump sum retirement allowances for directors and corporate auditors (other than those elected after such shareholders’ meeting) at the time of their respective retirement.

In conjunction with the abolishment of the retirement allowance program, we obtained shareholder’s approval for the introduction of stock acquisition rights for the directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, our directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2013.

On September 3, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2013.

On July 30, 2010, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2013.

On November 18, 2011, our board of directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2013.

On July 31, 2012, our board of directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, our directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2013.

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

Based on the rules of the Tokyo Stock Exchange, companies listed on the stock exchanges is required to have at least one member of the board of directors or the board of corporate auditors to be “independent.” Currently, two of our directors and three of our corporate auditors meet such independence requirements.

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

The rights of holders of American Depositary Receipts, or ADRs, which evidence ADSs, including such ADR holders’ rights relating to corporate governance practices, are governed by the deposit agreement, which is included as Exhibit 2.2 to this annual report.

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

6.D. Employees

As of March 31, 2011, 2012 and 2013, we had 56,770, 56,109 and 55,492 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 17,824 temporary employees during the fiscal year ended March 31, 2013.

The following tables show our full-time employees as of March 31, 2013 and the average number of temporary employees for the fiscal year ended March 31, 2013, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Global Corporate Group	20,117	2,202
Global Retail Group	24,109	14,532
Global Asset & Wealth Management Group	5,447	547
Others	5,819	543

Total	55,492	17,824

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	93.0%	99.9%
Americas	1.6	0.0
Europe	1.1	0.0
Asia/Oceania (excluding Japan) and others	4.3	0.1

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2013:

Directors	Number of shares owned
Takashi Tsukamoto	147,640
Yasuhiro Sato	32,880
Yasunori Tsujita	23,400
Toshitsugu Okabe	446,800
Nobuhide Hayashi	197,900
Hideyuki Takahashi	11,760
Daisaku Abe	267,980
Tadashi Kanki	50,100
Masakane Koike	29,400
Akihiko Nomiyama	24,800
Mitsuo Ohashi	—
Kanemitsu Anraku	7,000

Corporate Auditors	Number of shares owned
Toshinari Iyoda	117,270
Nobukatsu Funaki	3,500
Masahiro Seki	1,000
Masami Ishizaka	61,100
Isao Imai	32,800

None of our directors or corporate auditors is the owner of more than one percent of our common stock, and no director or corporate auditor has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B Compensation.”

We have employee stock ownership plan under which participating employees of the companies listed below is able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2013:

	As of March 31, 2013
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Pre-Merger Mizuho Bank Mizuho Corporate Bank Mizuho Trust & Banking Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute	99,279,769

Total		99,279,769

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2013:

	As of March 31, 2013
Name	Number of shares owned	Percentage of outstanding shares
Japan Trustee Services Bank, Ltd. (trustee account)	1,198,328,400	4.96%
The Master Trust Bank of Japan, Ltd. (trustee account)	856,286,800	3.55
SSBT OD05 Omnibus Account - Treaty Clients	580,161,730	2.40
Barclays Securities Japan Limited	360,000,000	1.49
Japan Trustee Services Bank, Ltd. (trustee account 9)	299,810,500	1.24
The Dai-ichi Life Insurance Company, Limited	255,691,025	1.06
Japan Trustee Services Bank, Ltd. (trustee account 4)	244,388,600	1.01
Japan Trustee Services Bank, Ltd. (trustee account 1)	232,021,500	0.96
Japan Trustee Services Bank, Ltd. (trustee account 6)	225,430,500	0.93
Nomura Securities Co., Ltd.	217,296,500	0.90

Total	4,469,415,555	18.51%

As of March 31, 2013, there were 180 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 8% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2013 consisted of eleventh series class XI and thirteenth series class XIII preferred stock, all of which are non-voting. The following tables set forth information about the ownership of shares of eleventh series class XI preferred stock and thirteenth series class XIII preferred stock by our major shareholders of the respective preferred stock as of March 31, 2013, as appearing on the register of preferred shareholders:

Eleventh Series Class XI Preferred Stock

	As of March 31, 2013
Name	Number of shares owned	Percentage of outstanding shares
Marubeni Corporation	14,500,000	4.26%
Shimizu Corporation	10,000,000	2.94
Electric Power Development Co., Ltd.	10,000,000	2.94
JFE Steel Corporation	6,000,000	1.76
All Nippon Airways Co., Ltd.	6,000,000	1.76
Daiichi Sankyo Company, Limited	6,000,000	1.76
Canon Inc.	5,000,000	1.47
Kyushu Electric Power Company, Incorporated	5,000,000	1.47
Cosmo Oil Company, Limited	5,000,000	1.47
Shiseido Company, Limited	5,000,000	1.47

Total	72,500,000	21.28%

Thirteenth Series Class XIII Preferred Stock

	As of March 31, 2013
Name	Number of shares owned	Percentage of outstanding shares
Nissin Foods Holdings Co., Ltd.	6,500,000	17.72%
Nippon Oil Finance (Netherlands) B.V.	6,000,000	16.35
Shiseido Company, Limited	5,000,000	13.63
Sharp Finance Corporation	5,000,000	13.63
KOSE Corporation	2,500,000	6.81
Obayashi Corporation	2,000,000	5.45
Yanmar Co., Ltd.	2,000,000	5.45
Fuji Media Holdings, Inc.	1,000,000	2.73
Kurabo Industries Ltd.	500,000	1.36
Kohnan Shoji Co., Ltd.	500,000	1.36

Total	31,000,000	84.49%

Note:

(1)	All of the shares of the thirteenth series class XIII preferred stock issued by Mizuho Financial Group (36,690,000 shares) were acquired and cancelled on July 11, 2013.

As of March 31, 2013, there were no holders of our preferred stock with addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2013, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2013, none of our directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2013.

During the fiscal year ended March 31, 2013, no loans were made to our directors or executive officers or corporate auditors other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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

Based on the above policy, we paid annual cash dividends for the fiscal year ended March 31, 2013 of ¥6 per share of common stock (interim cash dividends of ¥3 per share of common stock and cash dividends at the end of the fiscal year of ¥3 per share of common stock). With respect to each class of preferred stock, we made dividend payments for the fiscal year ended March 31, 2013 as prescribed.

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

8.B. Significant Changes

Except as disclosed in note 32 to our consolidated financial statements, no significant change in our financial position has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2009	$12.00	$3.26	420,986
2010	5.70	3.33	520,497
2011	4.27	2.67	720,409
2012	3.42	2.43	779,986
2013	4.68	2.80	478,892
2012:
First quarter	3.41	2.98	1,051,168
Second quarter	3.42	2.77	701,948
Third quarter	2.99	2.43	609,654
Fourth quarter	3.40	2.69	758,067
2013:
First quarter	3.35	2.80	452,314
Second quarter	3.49	3.01	360,966
Third quarter	3.67	3.01	353,956
Fourth quarter	4.68	3.62	759,719
2014:
First quarter	4.55	3.62	1,197,898
Most recent six months:
January	4.01	3.62	671,248
February	4.68	3.98	916,392
March	4.55	4.26	703,774
April	4.52	4.04	1,521,912
May	4.55	3.82	1,199,226
June	4.16	3.62	840,023
July (through July 22)	4.45	4.11	436,553

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

	Price per share		Average daily trading volume
Fiscal years ended/ending March 31,	High	Low
			(shares)
2009(1)	¥606	¥166	184,530,927
2010	274	146	170,679,648
2011	192	110	173,457,514
2012	146	98	107,266,520
2013	221	110	142,901,584
2012:
First quarter	141	119	107,583,580
Second quarter	139	110	108,696,137
Third quarter	115	98	80,150,326
Fourth quarter	146	105	132,589,166
2013:
First quarter	138	110	95,949,077
Second quarter	137	119	74,752,544
Third quarter	157	121	99,371,152
Fourth quarter	221	158	313,648,683
2014:
First quarter	233	180	327,942,982
Most recent six months:
January	185	158	245,419,374
February	219	181	434,241,016
March	221	198	263,903,810
April	225	185	381,765,814
May	233	192	350,906,005
June	206	180	247,317,835
July (through July 23)	225	203	153,028,269

Note:

(1)	The price and volume figures for the fiscal year ended March 31, 2009 are calculated to reflect the allotment of shares or fractions of a share without consideration at the rate of 999 shares per 1 share and 9.99 shares per every 0.01 of a share that became effective on January 4, 2009.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading market for our shares of common stock is the First Section of the Tokyo Stock Exchange. Our shares have been listed on the First Section of the Tokyo Stock Exchange, under the code “8411,” since our establishment as the holding company of the Mizuho group on March 12, 2003, as the successor to Mizuho Holdings. Our shares had been listed on the First Section of the Osaka Securities Exchange under the same code until the integration of the cash equity markets of the Osaka Securities Exchange and the Tokyo Stock Exchange which occurred on July 16, 2013.

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

As of March 31, 2013, 24,164,864,477 shares of common stock were issued.

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

Restriction on Distribution of Surplus

Payment of annual dividends on shares of common stock is subject to the prior payment of dividends on shares of preferred stock of ¥20 per share of eleventh series class XI preferred stock. Payment of an interim dividend on shares of our common stock is also subject to the prior payment of an interim preferred dividend of one-half the annual preferred dividend amount on the shares of the series of preferred stock.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2013.

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

General

Under our articles of incorporation, we are authorized to issue 914,752,000 shares of class XI preferred stock, 36,690,000 shares of class XIII preferred stock, 900,000,000 shares of each of the first to fourth series of class XIV preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XIV preferred stock may not exceed 900,000,000 shares), 900,000,000 shares of each of the first to fourth series of class XV preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XV preferred stock may not exceed 900,000,000 shares),

1,500,000,000 shares of each of the first to fourth series of class XVI preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XVI preferred stock may not exceed 1,500,000,000 shares).

As of March 31, 2013, 914,752,000 shares of eleventh series class XI preferred stock and 36,690,000 shares of thirteenth series class XIII preferred stock were issued and there were no fractional shares of each series of preferred stock. On July 11, 2013, we acquired and cancelled all of the outstanding shares of the thirteenth series class XIII preferred stock.

Preferred Dividends

Payment of annual dividends on shares of common stock is subject to the prior payment on shares of preferred stock. The amount of preferred dividends for each series of the preferred stock (except for the thirteenth series class XIII preferred stock all of which were acquired and cancelled by us on July 11, 2013) is as follows:

•

Eleventh series class XI preferred stock bears an annual non-cumulative dividend of ¥20 per share, and in the event we pay an interim dividend, holders are entitled to receive ¥10 per share in preference to common stock.

•

Each of the first to fourth series of class XIV preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the board of directors at the time of issuance, up to a maximum of ¥100 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

•

Each of the first to fourth series of class XV preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the board of directors at the time of issuance, up to a maximum of ¥100 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

•

Each of the first to fourth series of class XVI preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the board of directors at the time of issuance, up to a maximum of ¥100 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of our preferred stock will be entitled, equally in rank as among themselves and in preference over shares of common stock, to receive a distribution of ¥1,000 per share out of our residual assets upon our liquidation.

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

Acquisition of Preferred Stock

We may, if required, subject to regulatory approval, acquire any shares of the preferred stock then outstanding at any time out of the Distributable Amount (as defined in “—Common Stock—Restriction on Distribution of Surplus”). On or after the date to be determined by a resolution of the board of directors at the time of the relevant preferred stock, we may also acquire all or a portion of each series of the first to fourth series of class XV (currently not in issue) or the first to fourth series of class XVI preferred stock (currently not in issue) at the acquisition price to be determined by a resolution of the board of director at the time the issuance of the relevant preferred stock on the date separately determined by a resolution of the board of director, without consent of the holders of such preferred stock. When a portion of a certain class of preferred stock is acquired, such acquisition shall be made from each holder thereof in number of shares determined by way of a lot or pro rata allocation. On July 11, 2013, we acquired and cancelled all of the outstanding shares of the thirteenth series class XIII preferred stock.

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

Conversion

Our articles of incorporation provide that holders of class XI, the first to fourth series of class XIV (currently not in issue) or the first to fourth series of class XV (currently not in issue) preferred stock may, at their option, convert their shares to common stock by requesting us to acquire such shares and issue or transfer common stock to them. Other classes of our preferred stock are non-convertible.

Our articles of incorporation also provide that class XI, the first to fourth series of class XIV (currently not in issue) or the first to fourth series of class XV (currently not in issue) preferred stock outstanding on the last day of the acquisition period will be mandatorily acquired by us on the immediately following day (the “mandatory conversion date”) in consideration of shares of common stock of which number shall be calculated at the then-current market price per share of our common stock (the “mandatory conversion price”).

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

Acquisition of Preferred Stock without Consideration or in Exchange for Common Stock

In order to enable the relevant preferred stock to meet the criteria for inclusion in Additional Tier 1 capital under the capital adequacy guidelines which was revised by the Financial Services Agency, with effect as from March 31, 2013, to reflect the Basel III rules, the first to fourth series of class XIV (currently not in issue), the first to fourth series of class XV (currently not in issue) and the first to fourth series of class XVI (currently not in issue) preferred stock have the following feature.

In respect of the first and second series of class XIV(currently not in issue), the first and second series of class XV (currently not in issue) and the first and second series of class XVI (currently not in issue) preferred stock, upon the occurrence of an event determined by a resolution of the board of directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which we would become non-viable, is determined to be necessary, we shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the board of directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the board of directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the board of directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to us and other factors.

In respect of the third and fourth series of class XIV (currently not in issue), the third and fourth series of class XV (currently not in issue) and the third and fourth series of class XVI (currently not in issue) preferred stock, upon the occurrence of an event determined by a resolution of the board of directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which we would become non-viable, is determined to be necessary, we shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the board of directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to us and other factors, and instead, we shall deliver our own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the resolution of the relevant board of directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

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

Deposit and Withdrawal under American Depositary Facility

The deposit of shares with Mizuho Bank, in its capacity as custodian and agent for the depositary, in Tokyo, the issuance of ADSs by the depositary to a non-resident of Japan in respect of the deposit and the withdrawal of the underlying shares upon the surrender of the ADR are not subject to any of the formalities or restrictions referred to above. However, where as a result of a deposit or withdrawal the aggregate number of shares held by the depositary, including shares deposited with Mizuho Bank as custodian for the depositary, or the holder surrendering the ADR, as the case may be, would be 10% or more of the total outstanding shares, a report will be required, and in specified circumstances, a prior notification may be required, as noted above.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to (i) 7.147% for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013 and (ii) 15.315% for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7%, 15% and 20%, as applicable, has been effectively increased, respectively, to 7.147%, 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.

Under the income tax treaty between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a qualified United States resident eligible to enjoy treaty benefits that is either a corporation owning, directly or indirectly, less than 10% of the voting stock of a Japanese corporation or an individual is generally reduced to 10% of the gross amount actually distributed, except where such United States resident conducts business in Japan through a permanent establishment situated therein and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock or ADSs. A non-resident holder of shares of our common stock who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide such application service. In addition, a certain simplified special application filing procedure will be available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends paid on or after January 1, 2014. With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the depositary or its Agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends ), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure.

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

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to individuals paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not the shares, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. holder holds shares or ADSs, the U.S. holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. holder receives and any gain the U.S. holder realizes from the sale or other disposition (including a pledge) of shares or ADSs. Additionally, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Approach to the BIS Regulations

The BIS Regulations, the regulations for international standards of the health of banks, have been revised in light of developments in risk management methods in order to better reflect the actual substance of the risks. We have been calculating capital adequacy ratios based on these regulations, known as “Basel II”, from March 31, 2007, when it was implemented in Japan. Basel II requires the observance of three main points. The first is minimum capital requirements relating to risk which should be maintained by banks. The second includes a supervisory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure. We have been calculating our capital adequacy ratios by applying the AIRB approach for the calculation of credit risk from March 31, 2009 and the AMA for the calculation of operational risk from September 30, 2009. Due to the strengthening of the Basel II framework, we revised the calculation methods with regard to our securitization products and trading activities from December 31, 2011, when such strengthening was implemented in Japan. In December 2010, the Basel III rules text was issued, pursuant to which the raising of capital requirement levels and the quality of capital were required and risk coverage was enhanced. In Japan, from March 31, 2013, the new minimum capital requirements began to be phased in, and we have been calculating capital adequacy ratios based on the revisions to capital adequacy guidelines published by the Financial Services Agency.

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

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group’s overall risk exposure and have implemented measures to keep such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength. To ensure the ongoing financial health of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the board of directors and other committees of each company. Risk capital is allocated to Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities by risk category, and is further allocated within their respective business units based on established frameworks.

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), as a result of deterioration in obligors’ financial position. We have established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex due to financial deregulation, internationalization and the growing sophistication of transactions. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. More specifically, we have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risks and respond appropriately.

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

In establishing transaction spread guidelines for credit transactions, we aim to ensure an appropriate return from the transaction in light of the level of risk by utilizing credit cost data as a reference. Also, we monitor our credit portfolio from various perspectives and set guidelines noted below so that losses incurred through a hypothetical realization of the full credit VaR would be within the amount of risk capital and loan loss reserves.

Risk Control Methods

We recognize two types of risk arising from allowing unexpected loss to become too large. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties or corporate groups. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain, areas, industrial sectors and other groupings. We make appropriate management to control these risks in line with our specific guidelines for each. The individual risk management divisions of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees.

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

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the chief executive officer. We have established classifications for the cash flow conditions affecting the group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories. In addition, we have established a plan of operations so that we may respond swiftly in emergency situations that affect our cash flow under which we will consider measures such as a reduction in the amount of investments made, an expansion of funding from financial markets and deposits, the sale of investment securities and borrowings from the central bank.

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

The liquidity risk management structures of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities are generally the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and conducting liquidity risk management, while the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

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

Trading Activities

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2011, 2012 and 2013 and as of March 31, 2011, 2012 and 2013:

	Fiscal year ended March 31, 2011			As of March 31, 2011
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.5	¥2.1	¥1.1	¥1.4
Foreign exchange	1.4	2.4	0.6	1.9
Equities	1.1	1.8	0.4	1.1
Commodities	0.0	0.3	0.0	0.1

Total	¥2.9	¥3.8	¥2.2	¥3.6

	Fiscal year ended March 31, 2012			As of March 31, 2012
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.9	¥2.4	¥1.4	¥1.8
Foreign exchange	1.9	2.8	0.7	1.8
Equities	1.1	1.7	0.5	0.5
Commodities	0.0	0.1	0.0	0.0

Total	¥3.8	¥4.8	¥2.8	¥3.0

	Fiscal year ended March 31, 2013			As of March 31, 2013
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.6	¥2.2	¥1.1	¥1.2
Foreign exchange	2.3	3.4	1.1	2.7
Equities	0.5	0.9	0.1	0.4
Commodities	0.0	0.0	0.0	0.0

Total	¥3.4	¥4.6	¥2.6	¥3.5

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2013:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2011	2012	2013	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥3.6	¥3.0	¥3.5	¥0.5
Maximum	3.8	4.8	4.6	(0.2)
Minimum	2.2	2.8	2.6	(0.1)
Average	2.9	3.8	3.4	(0.4)
The number of cases where profits/losses exceeded VaR	1	2	4	2

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategically-held equity portfolio for the year ended March 31, 2013:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2011	2012	2013	Change
	(in billions of yen)
As of fiscal year end	¥211.3	¥263.7	¥215.9	¥(47.7)
Maximum	227.6	282.5	297.9	15.3
Minimum	137.8	210.3	213.3	3.0
Average	188.6	249.4	246.3	(3.0)

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

	As of March 31,
	2011	2012	2013	Change
	(in billions of yen)
Up to one year	¥(10)	¥(10)	¥(7)	¥3
From one to five years	(36)	(54)	(56)	(2)
Over five years	(19)	(24)	(35)	(10)

Total	¥(65)	¥(89)	¥(99)	¥(9)

Stressed Value-at-Risk

The stressed value-at-risk (“stressed VaR”) measurement is based on a continuous 12-month period of significant financial stress.

Stressed VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year of significant financial stress.

The following table shows stressed VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2012	2013	Change
	(in billions of yen)
As of fiscal year end	¥6.8	¥9.2	¥2.3
Maximum	10.5	12.0	1.4
Minimum	5.0	5.0	0.0
Average	7.4	8.0	0.5

Note:	Maximum, minimum and average figures of 2012 in the above table have been calculated for the period from October 1, 2011 to March 31, 2012.

Strategically-held Equity Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for strategically-held equity portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2013, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥28.0 billion.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2013 and the corresponding paired distribution of profits and losses. We had four cases where profits or losses exceeded value-at-risk during the period. In addition, we conduct evaluations of the assumptions related to the value-at-risk models. Based on the number of times profits or losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VaR models are subject to the approval of our Chief Risk Officer.

Note:	We conduct our back testing and assess the number of cases where profits/losses exceed VaR based on a 250 business day year. The expected average number of instances where one-day trading profits and losses exceeded VaR at the 99% confidence level is five.

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

Assumed maximum loss results	As of March 31, 2013
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥68.8
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	¥11.0

Outlier Criteria

As part of the capital adequacy requirements under BIS Regulations, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. We measure losses arising from our banking book each month as a part of our stress tests.

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 5.9% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital decreased from the previous fiscal year due mainly to the increase in broadly-defined capital.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2011	¥784.9	¥7,910.9	9.9%
As of March 31, 2012	483.2	7,775.0	6.2
As of March 31, 2013	499.1	8,344.5	5.9
Effect of yen interest rate	126.3
Effect of dollar interest rate	299.4
Effect of euro interest rate	54.1

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

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

Under the internal models, the market risk equivalent is expressed as the sum of;

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2012	2013	Change
	(in billions of yen)
Calculated using standardized measurement method	¥68.4	¥74.0	¥5.5
Calculated using internal models	98.2	116.3	18.1

Total market risk equivalent	¥166.6	¥190.3	¥23.7

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Trust & Custody Services Bank respectively manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Trust & Custody Services Bank share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

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

Measurement of operational risk equivalent

Implementation of the AMA

We have adopted the AMA from September 30, 2009, for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel II. However, we use the Basic Indicator Approach (BIA) for entities that are deemed to be less important in the measurement of operational risk equivalent and for entities that are preparing to implement the AMA. The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios but also as Operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

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

In the measurement of operational risk equivalent as of March 31, 2013, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2013, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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

We categorize scenario analysis into four approaches in accordance with the characteristics of each loss event type and risk management structures.

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

Basic occurrence frequency (once a year) is calculated for each scenario analysis unit. If a certain scenario analysis unit has relevant internal loss data of a pre-determined threshold amount or above, its basic occurrence frequency is calculated based on such data, and if not, the basic occurrence frequency (the occurrence frequency per year of losses at or above a pre-determined threshold) is calculated with reference to the situation of occurrence of internal loss data of less than the threshold amount and/or external loss data. The basic occurrence frequency is then adjusted within a pre-determined range for the purpose of reflecting the most recent BEICFs to determine the final occurrence frequency.

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

Compliance

As the leading Japanese financial services group with a global presence and a broad customer base, we remain conscious of the importance of our social responsibilities and public mission at all times. We define compliance as “the strict observance of all laws and regulations and the pursuit of fair and honest corporate activities that conform to the norms accepted by society” and view ongoing compliance as one of the basic principles of sound business management. Each of our group companies maintains its own compliance structure in line with the basic policies established by Mizuho Financial Group.

Compliance Structure

The chief executive officer of Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities each generally oversees compliance matters of the respective company, and the chief executive officer, etc. also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have individual compliance divisions under a chief compliance officer. These divisions are responsible for compliance planning and implementation and control overall compliance management at the respective companies. At the level of each organizational unit (such as branches and divisions) at the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance.

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

Mizuho Bank and Mizuho Trust & Banking

Mizuho Bank and Mizuho Trust & Banking have also established internal audit committees that are independent of their other business operations.

Both banks have established internal audit divisions and credit review divisions (Credit Assessment and Auditing Office at Mizuho Trust & Banking) to conduct internal audits at their respective domestic and overseas business offices, head office divisions and group companies. Specifically, the internal audit divisions assess the suitability and effectiveness of business activities associated with compliance and risk management. The credit review divisions (Credit Assessment and Auditing Office at Mizuho Trust & Banking) audit credit ratings and the status of credit management in addition to auditing the self-assessment of assets to verify the accuracy and suitability of matters deemed necessary to assure the soundness of assets.

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, and the terms and conditions of the annual reimbursement are subject to be reviewed by us and BNYM on an annual basis. In the fiscal year ended March 31, 2013, the depositary reimbursed us $75,000 as portion of our investor relations expenses and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2013 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2013 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2013.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2013, which appears on page F-3.

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

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2012 and 2013 are presented in the following table:

	Fiscal year ended March 31,
	2012	2013
	(in millions of yen)
Audit fees(1)	¥4,315	¥4,117
Audit-related fees(2)	503	463
Tax fees(3)	63	50
All other fees(4)	16	1

Total	¥4,897	¥4,631

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

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

Beginning April 1, 2013, to enhance the clarity of the procedure, we revised our general pre-approval policies and procedures so that, in addition to a specific maximum fee amount for new services, the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past are authorized at the beginning of each fiscal year.

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

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2013:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2012	1,924	¥128	—	—
May 1 to May 31, 2012	1,552	120	—	—
June 1 to June 30, 2012	1,615	121	—	—
July 1 to July 31, 2012	5,241	129	—	—
August 1 to August 31, 2012	3,590	130	—	—
September 1 to September 30, 2012	2,189	130	—	—
October 1 to October 31, 2012	2,384	126	—	—
November 1 to November 30, 2012	2,827	125	—	—
December 1 to December 31, 2012	4,765	137	—	—
January 1 to January 31, 2013	6,771	163	—	—
February 1 to February 28, 2013	5,927	198	—	—
March 1 to March 31, 2013	4,509	208	—	—

Total	43,294	¥152	—	—

Note:

(1)	A total of 43,294 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2013, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Under the Company Law, companies that adopt a corporate governance system based on a board of corporate auditors, such as us, are not required to maintain directors that are outside directors who meet the independence requirements under the Company Law. However, three of our twelve directors are outside directors who meet such requirements.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 27, 2013 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003, June 27, 2006 and April 1, 2013 (English Translation)

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 and July 1, 2013 (English Translation)

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 4, 2013 (English Translation)

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.***

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
**	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2011, 2012 and 2013. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2011			2012			2013
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	371	1	0.27%	1,822	2	0.13%	3,096	3	0.10%
Foreign	1,643	8	0.46%	3,509	17	0.46%	3,600	15	0.42%

Total	2,014	9	0.43%	5,331	19	0.35%	6,696	18	0.27%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	6,264	10	0.16%	6,122	11	0.17%	6,676	11	0.17%
Foreign	8,772	44	0.50%	9,082	35	0.39%	10,226	51	0.50%

Total	15,036	54	0.36%	15,204	46	0.30%	16,902	62	0.37%

Trading account assets:
Domestic	8,981	33	0.37%	8,884	25	0.28%	9,019	15	0.17%
Foreign	7,848	170	2.17%	8,855	168	1.91%	11,352	154	1.36%

Total	16,829	203	1.21%	17,739	193	1.09%	20,371	169	0.83%

Investments:
Domestic	36,967	214	0.58%	39,529	206	0.52%	38,974	191	0.49%
Foreign	1,663	34	2.04%	1,639	36	2.18%	2,045	34	1.73%

Total	38,630	248	0.64%	41,168	242	0.59%	41,019	225	0.55%

Loans (1):
Domestic	54,287	759	1.40%	53,770	707	1.31%	53,222	674	1.27%
Foreign	9,297	187	2.01%	11,334	230	2.03%	14,289	275	1.92%

Total	63,584	946	1.49%	65,104	937	1.44%	67,511	949	1.40%

Total interest-earning assets:
Domestic	106,870	1,017	0.95%	110,127	951	0.86%	110,987	894	0.81%
Foreign	29,223	443	1.51%	34,419	486	1.41%	41,512	529	1.28%

Total	136,093	1,460	1.07%	144,546	1,437	0.99%	152,499	1,423	0.93%

Noninterest-earning assets:
Cash and due from banks	2,133			1,877			2,158
Other noninterest-earning assets (2)	21,940			19,123			19,109
Allowance for loan losses	(1,029)			(846)			(707)

Total noninterest-earning assets	23,044			20,154			20,560

Total average assets	159,137			164,700			173,059

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 24.0%, 25.7% and 29.1%, respectively, for the fiscal years ended March 31, 2011, 2012 and 2013.

	2011			2012			2013
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	68,060	86	0.13%	68,474	64	0.09%	70,281	57	0.08%
Foreign	8,048	48	0.60%	9,878	67	0.68%	11,700	67	0.58%

Total	76,108	134	0.18%	78,352	131	0.17%	81,981	124	0.15%

Debentures—Domestic	1,150	7	0.57%	86	—	0.45%	—	—	—
Short-term borrowings (1):
Domestic	22,270	37	0.17%	25,591	43	0.17%	26,540	42	0.16%
Foreign	12,312	49	0.40%	13,248	34	0.25%	16,653	49	0.29%

Total	34,582	86	0.25%	38,839	77	0.20%	43,193	91	0.21%

Trading account liabilities:
Domestic	4,183	14	0.34%	3,833	14	0.38%	2,986	13	0.44%
Foreign	900	17	1.91%	892	14	1.58%	965	11	1.09%

Total	5,083	31	0.62%	4,725	28	0.60%	3,951	24	0.60%

Long-term debt:
Domestic	8,129	186	2.29%	8,172	175	2.13%	8,184	171	2.09%
Foreign	482	5	0.95%	650	5	0.84%	733	2	0.40%

Total	8,611	191	2.22%	8,822	180	2.04%	8,917	173	1.95%

Total interest-bearing liabilities:
Domestic	103,792	330	0.32%	106,156	296	0.28%	107,991	283	0.26%
Foreign	21,742	119	0.55%	24,668	120	0.49%	30,051	129	0.43%

Total	125,534	449	0.36%	130,824	416	0.32%	138,042	412	0.30%

Noninterest-bearing liabilities (2)	30,045			29,477			30,267

Equity	3,558			4,399			4,750

Total average liabilities and equity	159,137			164,700			173,059

Net interest income and average interest rate spread		1,011	0.71%		1,021	0.67%		1,011	0.63%

Net interest income as a percentage of average total interest-earning assets			0.74%			0.71%			0.66%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, Commercial paper, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 20.1%, 21.5% and 24.3%, respectively, for the fiscal years ended March 31, 2011, 2012 and 2013.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011 and the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2012 versus fiscal year ended March 31, 2011			Fiscal year ended March 31, 2013 versus fiscal year ended March 31, 2012
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	2	(1)	1	1	—	1
Foreign	8	1	9	—	(2)	(2)

Total	10	—	10	1	(2)	(1)

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	—	1	1	1	(1)	—
Foreign	1	(10)	(9)	5	11	16

Total	1	(9)	(8)	6	10	16

Trading account assets:
Domestic	—	(8)	(8)	—	(10)	(10)
Foreign	19	(21)	(2)	34	(48)	(14)

Total	19	(29)	(10)	34	(58)	(24)

Investments:
Domestic	13	(21)	(8)	(3)	(12)	(15)
Foreign	—	2	2	7	(9)	(2)

Total	13	(19)	(6)	4	(21)	(17)

Loans:
Domestic	(7)	(45)	(52)	(7)	(26)	(33)
Foreign	41	2	43	57	(12)	45

Total	34	(43)	(9)	50	(38)	12

Total interest and dividend income:
Domestic	8	(74)	(66)	(8)	(49)	(57)
Foreign	69	(26)	43	103	(60)	43

Total	77	(100)	(23)	95	(109)	(14)

	Fiscal year ended March 31, 2012 versus fiscal year ended March 31, 2011			Fiscal year ended March 31, 2013 versus fiscal year ended March 31, 2012
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	—	(22)	(22)	1	(8)	(7)
Foreign	13	6	19	10	(10)	—

Total	13	(16)	(3)	11	(18)	(7)

Debentures—Domestic	(5)	(2)	(7)	—	—	—
Short-term borrowings:
Domestic	6	—	6	2	(3)	(1)
Foreign	2	(17)	(15)	9	6	15

Total	8	(17)	(9)	11	3	14

Trading account liabilities:
Domestic	(1)	1	—	(3)	2	(1)
Foreign	—	(3)	(3)	1	(4)	(3)

Total	(1)	(2)	(3)	(2)	(2)	(4)

Long-term debt:
Domestic	1	(12)	(11)	—	(4)	(4)
Foreign	1	(1)	—	—	(3)	(3)

Total	2	(13)	(11)	—	(7)	(7)

Total interest expense:
Domestic	1	(35)	(34)	—	(13)	(13)
Foreign	16	(15)	1	20	(11)	9

Total	17	(50)	(33)	20	(24)	(4)

Net interest income:
Domestic	7	(39)	(32)	(8)	(36)	(44)
Foreign	53	(11)	42	83	(49)	34

Total	60	(50)	10	75	(85)	(10)

II. Investment portfolio

The following table shows amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2011, 2012 and 2013:

	2011			2012			2013
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	29,280	29,213	(67)	32,629	32,647	18	30,710	30,783	73
Agency mortgage-backed securities (1)	687	682	(5)	824	830	6	842	862	20
Corporate bonds and other debt securities	4,543	4,553	10	3,653	3,670	17	3,054	3,084	30
Equity securities (marketable)	1,907	2,820	913	1,792	2,751	959	1,598	3,036	1,438

Total domestic	36,417	37,268	851	38,898	39,898	1,000	36,204	37,765	1,561

Foreign:
U.S. Treasury bonds and federal agency securities	129	129	—	101	101	—	177	178	1
Other foreign gov’t bonds	290	290	—	444	445	1	596	598	2
Agency mortgage-backed securities (2)	82	82	—	148	150	2	145	144	(1)
Corporate bonds and other debt securities	745	767	22	606	624	18	603	626	23
Equity securities (marketable)	12	13	1	40	41	1	101	103	2

Total foreign	1,258	1,281	23	1,339	1,361	22	1,622	1,649	27

Total	37,675	38,549	874	40,237	41,259	1,022	37,826	39,414	1,588

Held-to-maturity securities:
Domestic:
Japanese government bonds	1,201	1,207	6	1,801	1,815	14	3,000	3,020	20
Corporate bonds and other debt securities	1	1	—	1	1	—	—	—	—

Total domestic	1,202	1,208	6	1,802	1,816	14	3,000	3,020	20

Total	1,202	1,208	6	1,802	1,816	14	3,000	3,020	20

Notes:

(1)	All of domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2013. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	12,152	0.09%	14,192	0.15%	4,434	0.43%	5	1.92%	30,783	0.16%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	862	1.46%	862	1.46%
Corporate bonds and other debt securities	588	0.55%	1,436	0.70%	484	0.81%	576	2.23%	3,084	0.97%

Total domestic	12,740	0.11%	15,628	0.20%	4,918	0.46%	1,443	1.77%	34,729	0.27%

Foreign:
U.S. Treasury bonds and federal agency securities	22	1.08%	55	0.48%	101	1.12%	—	—%	178	0.92%
Other foreign gov’t bonds	399	1.82%	190	2.87%	9	1.76%	—	—%	598	2.15%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	144	2.97%	144	2.97%
Corporate bonds and other debt securities	188	1.45%	294	2.41%	88	1.12%	56	1.11%	626	1.83%

Total foreign	609	1.68%	539	2.37%	198	1.15%	200	2.50%	1,546	1.96%

Total	13,349	0.18%	16,167	0.27%	5,116	0.49%	1,643	1.86%	36,275	0.34%

Held-to-maturity securities:
Domestic:
Japanese government bonds	100	0.82%	2,900	0.35%	—	—%	—	—%	3,000	0.37%

Total domestic	100	0.82%	2,900	0.35%	—	—%	—	—%	3,000	0.37%

Total	100	0.82%	2,900	0.35%	—	—%	—	—%	3,000	0.37%

Other than Japanese government bonds and Japanese agency mortgage-backed securities issued by Japan Housing Finance Agency, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2013.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2009, 2010, 2011, 2012 and 2013:

	2009	2010	2011	2012	2013
	(in billions of yen)
Domestic:
Manufacturing	8,903	8,065	7,617	7,587	8,079
Construction and real estate	8,608	7,854	7,308	7,271	7,478
Services	5,324	5,153	4,287	3,981	3,972
Wholesale and retail	5,978	5,306	5,314	5,295	5,356
Transportation and communications	3,500	3,237	3,228	3,201	3,147
Banks and other financial institutions	4,727	4,290	3,908	3,501	3,143
Government and public institutions	8,655	5,459	7,154	6,912	6,907
Other industries (Note)	3,852	3,332	3,759	4,319	4,522
Individuals:
Mortgage loans	11,067	11,093	11,436	11,191	11,234
Other	832	789	745	719	742

Total domestic	61,446	54,578	54,756	53,977	54,580

Foreign:
Commercial and industrial	8,680	7,237	6,965	8,146	10,481
Banks and other financial institutions	2,224	1,722	2,588	3,343	4,089
Government and public institutions	301	292	453	522	596
Other (Note)	94	32	9	91	199

Total foreign	11,299	9,283	10,015	12,102	15,365

Total	72,745	63,861	64,771	66,079	69,945
Less: Unearned income and deferred loan fees—net	88	78	81	90	112

Total loans before allowance for loan losses	72,657	63,783	64,690	65,989	69,833

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2013:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,552	2,909	618	8,079
Construction and real estate	2,434	3,239	1,805	7,478
Services	1,844	1,682	446	3,972
Wholesale and retail	3,506	1,607	243	5,356
Transportation and communications	1,386	1,354	407	3,147
Banks and other financial institutions	1,659	1,066	418	3,143
Government and public institutions	5,822	501	584	6,907
Other industries	2,448	1,010	1,064	4,522
Individuals	1,432	2,491	8,053	11,976

Total domestic	25,083	15,859	13,638	54,580
Foreign:
Total foreign	6,652	6,865	1,848	15,365

Total	31,735	22,724	15,486	69,945

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2013 were as follows:

(in billions of yen)
Floating rates	31,417
Fixed rates	6,793

Total	38,210

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. The Group determines loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310 “Receivables”. All of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2009, 2010, 2011, 2012 and 2013 by domicile and industry of borrower.

	2009	2010	2011	2012	2013
	(in billions of yen)
Domestic:
Manufacturing	213	270	309	297	336
Construction and real estate	396	302	265	205	249
Services	213	181	108	119	90
Wholesale and retail	160	159	177	201	173
Transportation and communications	142	139	54	53	59
Banks and other financial institutions	26	21	3	12	14
Other industries	2	1	1	4	5
Individuals	165	201	290	264	235

Total domestic	1,317	1,274	1,207	1,155	1,161
Foreign:
Total foreign	115	130	116	155	303

Total impaired loans	1,432	1,404	1,323	1,310	1,464

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2013 would have been ¥24 billion and ¥7 billion, respectively. The MHFG group recognized interest income on those domestic and foreign loans of ¥19 billion and ¥5 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2013.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2011, 2012 and 2013:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2011
United States	2,400	432	2,121	4,953	3.06%	1,844
Germany	1,314	157	111	1,582	0.98%	159

2012
United States	4,075	291	3,229	7,595	4.57%	2,265
Germany	1,669	146	137	1,952	1.17%	177

2013
United States	5,248	374	3,441	9,063	5.07%	2,914
Germany	2,078	223	158	2,459	1.38%	258

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013:

	2009	2010	2011	2012	2013
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	650	870	880	735	683
Provision (credit) for loan losses	567	222	1	(23)	140

Charge-offs:
Domestic:
Manufacturing	39	17	20	18	25
Construction and real estate	117	56	20	7	5
Services	18	17	20	7	10
Wholesale and retail	57	48	28	14	11
Transportation and communications	12	26	59	2	2
Banks and other financial institutions	19	1	1	1	—
Other industries	1	2	1	2	—
Individuals	24	27	17	19	17

Total domestic	287	194	166	70	70
Total foreign	57	66	19	10	25

Total charge-offs	344	260	185	80	95

Recoveries:
Domestic:
Manufacturing	3	7	7	12	4
Construction and real estate	4	25	14	12	8
Services	2	3	5	4	3
Wholesale and retail	4	5	5	9	3
Transportation and communications	2	1	1	2	1
Banks and other financial institutions	—	4	1	1	1
Other industries	1	—	—	—	—
Individuals	3	3	2	3	4

Total domestic	19	48	35	43	24
Total foreign	10	6	13	9	8

Total recoveries	29	54	48	52	32

Net charge-offs	315	206	137	28	63

Others (Note)	(32)	(6)	(9)	(1)	13
Balance at end of fiscal year	870	880	735	683	773

Ratio of net charge-offs to average loans outstanding	0.45%	0.31%	0.22%	0.04%	0.09%

Note:	Others include primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2009, 2010, 2011, 2012 and 2013:

	2009		2010		2011		2012		2013
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	124	12.26%	165	12.63%	155	11.76%	132	11.48%	210	11.55%
Construction and real estate	157	10.54%	128	12.29%	104	11.28%	83	11.00%	79	10.69%
Services	111	7.39%	96	8.07%	55	6.62%	51	6.03%	35	5.68%
Wholesale and retail	106	8.26%	102	8.31%	103	8.20%	101	8.01%	84	7.66%
Transportation and communications	72	4.81%	95	5.07%	34	4.98%	27	4.84%	26	4.50%
Banks and other financial institutions	27	6.92%	29	6.72%	15	6.03%	20	5.30%	28	4.49%
Other industries (Note)	9	17.04%	8	13.77%	12	16.86%	12	17.00%	12	16.34%
Individuals	121	17.25%	128	18.60%	150	18.81%	127	18.03%	109	17.12%
Mortgage loans	89	15.65%	101	17.37%	120	17.66%	102	16.94%	86	16.06%
Other	32	1.60%	27	1.23%	30	1.15%	25	1.09%	23	1.06%

Total domestic	727	84.47%	751	85.46%	628	84.54%	553	81.69%	583	78.03%
Total foreign	143	15.53%	129	14.54%	107	15.46%	130	18.31%	190	21.97%

Total allowance for loan losses	870	100.00%	880	100.00%	735	100.00%	683	100.00%	773	100.00%

Note:	Other industries include government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011		2012		2013
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	9,582	—%	10,307	—%	10,470	—%
Interest-bearing demand deposits	28,828	0.03%	29,876	0.02%	31,088	0.02%
Deposits at notice (Note)	668	0.03%	637	0.02%	652	0.02%
Time deposits	29,070	0.22%	28,154	0.16%	28,173	0.14%
Certificates of deposit	9,494	0.13%	9,807	0.11%	10,368	0.11%

Foreign offices:
Noninterest-bearing demand deposits	530	—%	606	—%	787	—%
Interest-bearing deposits, principally time deposits	6,536	0.56%	7,783	0.66%	8,255	0.59%
Certificates of deposit	1,512	0.79%	2,095	0.75%	3,445	0.54%

Total	86,220	0.16%	89,265	0.15%	93,238	0.13%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The amounts of total deposits by foreign depositors in domestic offices at March 31, 2011, 2012 and 2013 were ¥471 billion, ¥504 billion and ¥741 billion, respectively.

At March 31, 2013, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$106 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2013) or more as well as the balances of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	9,146	10,981	20,127
Due after three months through six months	4,205	250	4,455
Due after six months through twelve months	3,528	156	3,684
Due after twelve months	1,423	6	1,429

Total	18,302	11,393	29,695
Foreign offices	8,209	3,934	12,143

Total	26,511	15,327	41,838

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	781	610	618
Maximum balance outstanding at any month-end during the fiscal year	678	651	668
Balance at end of fiscal year	629	560	619
Weighted average interest rate during the fiscal year	0.23%	0.25%	0.23%
Weighted average interest rate on balance at end of fiscal year	0.20%	0.16%	0.23%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	25,581	26,066	30,990
Maximum balance outstanding at any month-end during the fiscal year	26,757	28,846	35,508
Balance at end of fiscal year	22,201	25,683	35,074
Weighted average interest rate during the fiscal year	0.28%	0.21%	0.24%
Weighted average interest rate on balance at end of fiscal year	0.22%	0.18%	0.19%

Commercial paper and other short-term borrowings:
Average balance outstanding during the fiscal year	8,220	12,163	11,585
Maximum balance outstanding at any month-end during the fiscal year	15,151	13,950	15,093
Balance at end of fiscal year	15,151	13,950	6,724
Weighted average interest rate during the fiscal year	0.15%	0.16%	0.13%
Weighted average interest rate on balance at end of fiscal year	0.16%	0.14%	0.12%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 23, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 23, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2013 and our report dated July 23, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 23, 2013

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2012 AND 2013

	2012	2013
	(in millions of yen)
Assets:
Cash and due from banks (Note 8)	1,216,627	1,268,442
Interest-bearing deposits in other banks (Note 8)	6,146,850	11,215,597
Call loans and funds sold	249,032	530,542
Receivables under resale agreements	7,122,371	9,024,808
Receivables under securities borrowing transactions	6,406,410	5,543,914
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,582,222 million in 2012 and ¥12,090,161 million in 2013) (Notes 8 and 27)	30,945,553	34,066,555
Investments (Notes 3, 8 and 27):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥4,272,258 million in 2012 and ¥6,549,038 million in 2013)	41,258,976	39,413,951
Held-to-maturity securities	1,801,615	3,000,403
Other investments	982,889	838,135
Loans (Notes 4, 5, 8 and 27)	65,989,062	69,833,483
Allowance for loan losses	(682,692)	(772,957)

Loans, net of allowance	65,306,370	69,060,526
Premises and equipment—net (Note 6)	1,104,869	1,091,989
Due from customers on acceptances	77,326	101,590
Accrued income	246,164	276,193
Goodwill (Note 7)	5,635	6,147
Intangible assets (Note 7)	70,300	64,474
Deferred tax assets (Note 18)	836,731	641,777
Other assets (Notes 4, 8, 12, 19, 21 and 27)	2,583,915	2,601,951

Total assets	166,361,633	178,746,994

The following table presents certain assets of consolidated variable interest entities (“VIEs”), which are included in the consolidated balance sheets above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

	2012	2013
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	13,432	15,078
Interest-bearing deposits in other banks	24,238	3,216
Trading account assets	867,796	936,800
Investments	195,631	83,762
Loans, net of allowance	2,444,931	2,428,898
Other	191,098	343,522

Total assets	3,737,126	3,811,276

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2012 AND 2013

	2012	2013
	(in millions of yen)
Liabilities and equity:
Deposits (Notes 8 and 9):
Domestic:
Noninterest-bearing deposits	11,357,317	12,138,640
Interest-bearing deposits	68,669,820	74,218,101
Foreign:
Noninterest-bearing deposits	611,532	836,177
Interest-bearing deposits	10,595,711	13,028,638
Due to trust accounts (Note 10)	559,734	619,271
Call money and funds purchased	5,668,929	6,126,425
Payables under repurchase agreements	12,173,398	17,451,080
Payables under securities lending transactions	7,840,571	11,496,178
Commercial paper	212,732	252,277
Other short-term borrowings	13,737,238	6,471,823
Trading account liabilities (Note 27)	16,977,390	16,768,830
Bank acceptances outstanding	77,326	101,590
Income taxes payable (Note 18)	33,587	37,555
Deferred tax liabilities (Note 18)	15,853	14,301
Accrued expenses	176,891	158,664
Long-term debt (including liabilities accounted for at fair value of ¥460,825 million in 2012, and ¥552,354, million in 2013) (Notes 11 and 27)	8,461,818	8,802,223
Other liabilities (Notes 12, 19, 21, 22 and 27)	4,544,762	4,368,126

Total liabilities	161,714,609	172,889,899

Commitments and contingencies (Note 22)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 13)	410,368	377,354
Common stock (Note 14)—no par value, authorized 48,000,000,000 shares in 2012 and 2013, and issued 24,048,165,727 shares in 2012, and 24,164,864,477 shares in 2013	5,427,992	5,460,821
Accumulated deficit	(1,606,108)	(883,390)
Accumulated other comprehensive income, net of tax	245,588	777,997
Less: Treasury stock, at cost—Common stock 37,046,418 shares in 2012, and 22,128,230 shares in 2013	(7,074)	(4,662)

Total MHFG shareholders’ equity	4,470,766	5,728,120
Noncontrolling interests (Note 23)	176,258	128,975

Total equity	4,647,024	5,857,095

Total liabilities and equity	166,361,633	178,746,994

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2012	2013
	(in millions of yen)
Liabilities of consolidated VIEs:
Commercial paper	212,732	252,276
Other short-term borrowings	1,213	1,035
Trading account liabilities	3,563	10,585
Long-term debt	180,441	144,055
Other	879,638	978,685

Total liabilities	1,277,587	1,386,636

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

	2011	2012	2013
	(in millions of yen)
Interest and dividend income:
Loans, including fees	945,784	936,574	947,983
Investments:
Interest	174,538	170,651	162,451
Dividends	73,573	71,579	63,329
Trading account assets	203,817	193,288	169,216
Call loans and funds sold	4,960	6,601	4,947
Receivables under resale agreements and securities borrowing transactions	48,903	39,684	57,220
Deposits	8,609	18,709	18,229

Total interest and dividend income	1,460,184	1,437,086	1,423,375

Interest expense:
Deposits	134,495	131,140	124,053
Debentures	6,533	385	—
Trading account liabilities	31,370	28,436	23,688
Call money and funds purchased	8,522	8,604	7,686
Payables under repurchase agreements and securities lending transactions	62,622	47,114	66,995
Other short-term borrowings	14,499	20,481	16,490
Long-term debt	190,816	179,799	173,939

Total interest expense	448,857	415,959	412,851

Net interest income	1,011,327	1,021,127	1,010,524
Provision (credit) for loan losses (Notes 4 and 5)	647	(23,044)	139,947

Net interest income after provision (credit) for loan losses	1,010,680	1,044,171	870,577

Noninterest income:
Fees and commissions (Note 25)	582,100	575,413	612,808
Foreign exchange gains (losses)—net (Note 26)	55,998	98,054	20,514
Trading account gains (losses)—net (Note 26)	206,016	333,315	534,100
Investment gains (losses)—net (Note 3)	70,468	(32,991)	121,159
Gains on disposal of premises and equipment	13,537	19,924	12,411
Other noninterest income (Note 21)	108,413	96,420	138,427

Total noninterest income	1,036,532	1,090,135	1,439,419

Noninterest expenses:
Salaries and employee benefits (Note 19)	552,348	587,332	572,301
General and administrative expenses	500,369	477,512	439,708
Impairment of goodwill (Note 7)	9,379	5,637	—
Occupancy expenses	169,916	174,788	171,697
Fees and commission expenses	96,113	107,898	109,018
Provision (credit) for losses on off-balance-sheet instruments (Note 22)	4,443	(1,203)	4,584
Other noninterest expenses (Notes 4 and 21)	103,287	119,507	127,508

Total noninterest expenses	1,435,855	1,471,471	1,424,816

Income before income tax expense	611,357	662,835	885,180
Income tax expense (Note 18)	193,227	13,878	4,024

Net income	418,130	648,957	881,156
Less: Net income (loss) attributable to noncontrolling interests	5,461	(7,432)	5,744

Net income attributable to MHFG shareholders	412,669	656,389	875,412

Earnings per common share (Note 17):	(in yen)
Basic net income per common share	20.44	28.07	36.05

Diluted net income per common share	19.22	26.78	34.47

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

	2011	2012	2013
	(in millions of yen)
Net income	418,130	648,957	881,156

Other comprehensive income (loss), net of tax:
Unrealized net gains (losses) on available-for-sale securities, net of tax (Notes 3 and 18):
Unrealized holding gains (losses)	(189,526)	78,037	430,391
Less: reclassification adjustments for losses (gains) included in net income	(48,036)	27,248	(61,495)

Total	(237,562)	105,285	368,896

Foreign currency translation adjustments, net of tax:
Foreign currency translation adjustments	(20,257)	(9,740)	87,650
Less: reclassification adjustments for losses (gains) included in net income	2,860	1,926	1

Total	(17,397)	(7,814)	87,651

Pension liability adjustments, net of tax (Notes 18 and 19):
Unrealized gains (losses)	(87,891)	23,395	67,961
Less: reclassification adjustments for losses (gains) included in net income	9,079	16,292	10,715

Total	(78,812)	39,687	78,676

Total other comprehensive income (loss), net of tax	(333,771)	137,158	535,223

Total comprehensive income	84,359	786,115	1,416,379
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(3,723)	(10,570)	8,558

Total comprehensive income attributable to MHFG shareholders	88,082	796,685	1,407,821

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

	2011	2012	2013
	(in millions of yen)
Preferred stock (Note 13):
Balance at beginning of fiscal year	535,971	453,576	410,368
Change during year	(82,395)	(43,208)	(33,014)

Balance at end of fiscal year	453,576	410,368	377,354

Common stock (Note 14):
Balance at beginning of fiscal year, previously reported	4,324,705	5,164,160	5,427,992
Cumulative effect of change in accounting principles (Notes 2 and 24)	334	—	—
Balance at beginning of fiscal year, adjusted	4,325,039	5,164,160	5,427,992
Issuance of new shares of common stock	757,790	—	—
Issuance of new shares of common stock for stock exchanges (Note 14)	—	244,100	—
Issuance of new shares of common stock by conversion of preferred stock	82,395	43,208	33,014
Gains (losses) on disposal of treasury stock	(1,315)	(48)	(631)
Stock-based compensation (Note 20)	452	106	529
Change in ownership interest in consolidated subsidiaries	(201)	(23,534)	(83)

Balance at end of fiscal year	5,164,160	5,427,992	5,460,821

Accumulated deficit:
Balance at beginning of fiscal year, previously reported	(2,325,109)	(2,046,024)	(1,606,108)
Cumulative effect of change in accounting principles, net of tax (Notes 2 and 24)	1,382	—	—
Balance at beginning of fiscal year, adjusted	(2,323,727)	(2,046,024)	(1,606,108)
Net income	412,669	656,389	875,412
Dividends declared	(134,966)	(216,473)	(152,694)

Balance at end of fiscal year	(2,046,024)	(1,606,108)	(883,390)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities (Note 3):
Balance at beginning of fiscal year, previously reported	755,010	514,128	628,636
Cumulative effect of change in accounting principles (Notes 2 and 24)	(6,273)	—	—
Balance at beginning of fiscal year, adjusted	748,737	514,128	628,636
Change during year	(234,609)	114,508	366,488

Balance at end of fiscal year	514,128	628,636	995,124

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(150,204)	(165,028)	(169,881)
Change during year	(14,824)	(4,853)	87,461

Balance at end of fiscal year	(165,028)	(169,881)	(82,420)

Pension liability adjustments (Note 19):
Balance at beginning of fiscal year	(168,974)	(244,128)	(213,167)
Change during year	(75,154)	30,961	78,460

Balance at end of fiscal year	(244,128)	(213,167)	(134,707)

Balance at end of fiscal year	104,972	245,588	777,997

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

	2011	2012	2013
	(in millions of yen)
Treasury stock, at cost:
Balance at beginning of fiscal year	(5,184)	(3,197)	(7,074)
Purchases of treasury stock	(3)	(2,560)	(395)
Disposal of treasury stock	1,990	12,001	2,807
Effect of stock exchanges (Note 14)	—	(13,318)	—

Balance at end of fiscal year	(3,197)	(7,074)	(4,662)

Total MHFG shareholders’ equity	3,673,487	4,470,766	5,728,120

Noncontrolling interests:
Balance at beginning of fiscal year, previously reported	365,803	361,869	176,258
Cumulative effect of change in accounting principles (Notes 2 and 24)	(366)	—	—
Balance at beginning of fiscal year, adjusted	365,437	361,869	176,258
Effect of stock exchanges (Note 14)	—	(216,558)	—
Effect of other increase/decrease in consolidated subsidiaries	6,519	65,183	(36,457)
Dividends paid to noncontrolling interests	(6,364)	(23,666)	(19,384)
Net income (loss) attributable to noncontrolling interests	5,461	(7,432)	5,744
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	(2,953)	(2,044)	2,408
Foreign currency translation adjustments attributable to noncontrolling interests	(2,573)	(1,353)	190
Pension liability adjustments attributable to noncontrolling interests	(3,658)	259	216

Balance at end of fiscal year	361,869	176,258	128,975

Total equity	4,035,356	4,647,024	5,857,095

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

	2011	2012	2013
	(in millions of yen)
Cash flows from operating activities:
Net income	418,130	648,957	881,156
Less: Net income (loss) attributable to noncontrolling interests	5,461	(7,432)	5,744

Net income attributable to MHFG shareholders	412,669	656,389	875,412
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	167,420	165,721	157,165
Provision (credit) for loan losses	647	(23,044)	139,947
Investment losses (gains)—net	(70,468)	32,991	(121,159)
Foreign exchange losses (gains)—net	(66,988)	(5,747)	160,588
Deferred income tax expense (benefit)	174,864	(40,939)	(43,831)
Net change in trading account assets	2,783,405	(2,953,353)	(2,336,912)
Net change in trading account liabilities	(2,417,969)	329,761	(536,213)
Net change in loans held for sale	30,598	3,860	4,571
Net change in accrued income	23,655	(9,321)	(22,386)
Net change in accrued expenses	(24,702)	15,286	(20,215)
Other—net	(61,319)	38,965	445,045

Net cash provided by (used in) operating activities	951,812	(1,789,431)	(1,297,988)

Cash flows from investing activities:
Proceeds from sales of investments	56,896,414	69,659,407	75,617,212
Proceeds from maturities of investments	15,422,900	15,079,088	14,578,614
Purchases of investments	(73,120,343)	(87,496,663)	(89,109,906)
Proceeds from sales of loans	246,633	224,957	144,244
Net change in loans	(1,742,702)	(1,703,880)	(2,501,863)
Net change in interest-bearing deposits in other banks	(6,438,858)	2,074,843	(4,638,673)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(1,522,389)	480,641	(268,103)
Proceeds from sales of premises and equipment	2,108	13,231	18,002
Purchases of premises and equipment	(214,447)	(174,517)	(161,359)

Net cash used in investing activities	(10,470,684)	(1,842,893)	(6,321,832)

Cash flows from financing activities:
Net change in deposits	3,190,397	2,109,866	7,417,964
Net change in debentures	(776,865)	(740,933)	—
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(1,552,577)	3,594,469	7,468,344
Net change in due to trust accounts	18,882	(69,662)	59,537
Net change in commercial paper and other short-term borrowings	6,131,912	(1,261,955)	(7,251,033)
Proceeds from issuance of long-term debt	1,167,647	1,052,849	1,602,983
Repayment of long-term debt	(778,791)	(1,479,148)	(1,488,151)
Proceeds from noncontrolling interests	2,320	627	1,057
Payment to noncontrolling interests	(577)	(107)	(11)
Proceeds from issuance of common stock	757,790	5	—
Proceeds from sales of treasury stock	4	1,961	1,074
Purchases of treasury stock	(3)	(2,560)	(7)
Dividends paid	(133,925)	(215,902)	(152,514)
Dividends paid to noncontrolling interests	(6,364)	(23,666)	(19,384)

Net cash provided by financing activities	8,019,850	2,965,844	7,639,859

Effect of exchange rate changes on cash and due from banks	(15,906)	(1,424)	31,776

Net increase (decrease) in cash and due from banks	(1,514,928)	(667,904)	51,815
Cash and due from banks at beginning of fiscal year	3,399,459	1,884,531	1,216,627

Cash and due from banks at end of fiscal year	1,884,531	1,216,627	1,268,442

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

	2011	2012	2013
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	462,907	427,104	447,766
Income taxes paid (refunded), net	25,283	40,211	92,547
Noncash investing activities:
Transfer from loans into other investments	—	1,351	—
Investment in capital leases	11,153	2,985	8,547
Noncash acquisition of noncontrolling interests in stock exchanges (Note 14)	—	216,558	—

Note:	Certain cash flows for the fiscal year ended March 31, 2011 and 2012 have been aggregated to conform to the current year’s presentation.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. MHFG’s subsidiaries are segmented on the basis of the nature of the financial products and services. As of March 31, 2013, our major subsidiaries were Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), Mizuho Trust & Banking Co., Ltd. (“MHTB”) and Mizuho Securities Co., Ltd. (“MHSC”). MHBK was a retail-oriented banking subsidiary and offered financial services mainly to individual customers, small and medium enterprises (“SMEs”), middle-market corporations and local governmental entities in Japan. MHCB was a wholesale banking subsidiary and offered various financial services to large Japanese corporations, financial institutions, public sector entities and foreign corporations. MHBK and MHCB conducted a merger on July 1, 2013. MHTB is a trust bank subsidiary and offers mainly trust-related products and consulting services. MHSC is a securities and investment banking subsidiary and offers full-line securities services to corporations, financial institutions, public sector entities and individuals. MHSC and Mizuho Investors Securities Co., Ltd. (“MHIS”) conducted a merger on January 4, 2013. The merger was accounted for as a transaction between entities under common control. Other major subsidiaries include Trust & Custody Services Bank, Ltd. (“TCSB”), Mizuho Capital Co., Ltd., and Mizuho Business Financial Center Co., Ltd. See Note 29 “Business segment information” for further discussion of the Group’s segment information.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. When determining whether to consolidate investee entities, we performed a careful analysis of the facts and circumstances of a particular relationship among entities as well as ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Repurchase transactions where the maturity of the security transferred as collateral matches the maturity of the repurchase agreements (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2012 and 2013 were ¥33,070 million and ¥0 million, respectively. Except for those repo-to-maturity transactions, there were no such transactions accounted for as sales.

Under resale agreements, securities borrowing and certain derivatives transactions, the MHFG Group receives collateral in the form of securities. In many cases, the MHFG Group is permitted to sell or repledge the securities obtained as collateral. Disclosures of such collateral are presented in Note 8 “Pledged assets and collateral”. With respect to securities lending, repurchase agreements, and certain derivative transactions, counterparties may have the right to sell or repledge securities that the MHFG Group has pledged as collateral. The MHFG Group separately discloses those pledged securities in the consolidated balance sheets.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities and trading securities sold, not yet purchased

Trading securities consist of securities and money market instruments that are bought and held principally for the purpose of reselling in the near term with the objective of generating profits on short-term fluctuations in price. Trading securities sold, not yet purchased, are securities and money market instruments sold to third parties that the MHFG Group does not own and is obligated to purchase at a later date to cover the short position. Trading securities and trading securities sold, not yet purchased, are classified at the date of commitment or purchase. Trading securities and trading securities sold, not yet purchased, are recorded at fair value in the consolidated balance sheets in Trading account assets and Trading account liabilities with realized and unrealized gains and losses recorded on a trade date basis in Trading account gains (losses)—net in earnings. Interest and dividends on trading account debt and equity securities, including securities sold, not yet purchased, are recorded in Interest and dividend income or Interest expense on an accrual basis.

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

The credit component of an other-than-temporary impairment of a debt security is reported in Investment gains (losses)—net and the noncredit component is reported in Other comprehensive income (loss). See Note 3 “Investments” for further discussion of impairment. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method. Gains and losses on disposition of investments are computed using the first-in first-out method for debt securities and the average method for equity securities, and are recorded on the trade date.

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

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accrual and amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principal payments are current and future payments are reasonably assured. Impaired loans return to non-impaired loans, as well as accrual status, when the MHFG Group determines that the borrower poses no problems regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in TDR, in general, such loans return to non-impaired loans, as well as accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 4 “Loans” for the definitions of obligor ratings.

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

Allowance and provision (credit) for loan losses

The MHFG Group maintains an appropriate amount of allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines the debtor as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors classified in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

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

Software

Internal and external costs incurred in connection with developing and obtaining software for internal use that occur during the application development stage are capitalized. Such costs include salaries and benefits for employees directly involved with and who devote time to the project, to the extent such time is incurred directly on the internal use software project. The capitalization of software ceases when the software project has been substantially completed. The capitalized software is amortized on a straight-line basis over the estimated useful life, generally 5 to 10 years. Internal use software is reviewed for impairment when triggering events occur.

Goodwill

Goodwill represents the excess of the total fair value of the acquired company which consists of the consideration transferred, the fair value of any interest in the acquiree already held by the acquirer and the fair value of any noncontrolling interest in the acquiree over the fair value of net identifiable assets acquired at the date of acquisition in a business combination. The MHFG Group accounts for goodwill in accordance with ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”). Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its estimated fair value.

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

Pension and other employee benefits

MHFG and certain subsidiaries sponsor severance indemnities and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on the actuarial present value of benefits, net of investment returns expected from plan assets and their fair values at the balance sheet date. Net periodic expense is charged to Salaries and employee benefits.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation

The compensation cost associated with stock compensation-type stock options is measured with fair value method using the Black-Scholes option pricing model.

Long-term debt

Premiums, discounts and issuance costs of long-term debt are amortized based on a method that approximates the interest method over the terms of the long-term debt.

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

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, “Fair Value Measurement” (“ASC 820”), the Group classifies its financial assets and liabilities into the fair value hierarchy (Level 1, 2, and 3). See Note 27 “Fair value” for the detailed definition of each level.

When determining fair value, the MHFG Group considers the principal or most advantageous market in which the Group would transact and consider assumptions that market participants would use when pricing the asset or liability. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. See Note 27 “Fair value” for descriptions of valuation methodologies used for its assets and liabilities by product.

Fees and commissions

Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Fees on securities-related business and fees on funds transfer and collection services are generally recognized as revenue when the related services are performed. Fees on credit-related business, excluding loan origination fees to be deferred and recognized over the loan period as an adjustment of yield, are generally recognized either at one time when the service is rendered or over the related transaction period. Fees and commissions are presented on a gross basis and exclusive of consumption taxes.

Income taxes

Income taxes are accounted for in accordance with ASC 740, “Income Taxes” (“ASC 740”). Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the possible exercise of all convertible securities, such as convertible preferred stock to the extent they are not anti-dilutive. See Note 17 “Earnings per common share” for the computation of basic and diluted earnings per common share.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

On July 1, 2009, the ASC was officially launched. The ASC, which reorganized the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics, is the single source of authoritative U.S. GAAP for nongovernmental entities.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140” (“SFAS No.166”), which is now included in ASC 860. The statement requires more information about transfers of financial assets, including securitization transactions, where enterprises have continuing exposure to the risks related to the transferred financial assets. The statement eliminates the concept of qualifying SPE and modifies the requirements for derecognizing financial assets. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”), which is now included in ASC 810. The statement provides new guidance on how an enterprise determines whether the enterprise’s variable interests give it a controlling financial interest in VIEs. The determination is based on, among other things, VIE’s purpose and design, an enterprise’s ability to direct the activities of the VIE that most significantly impact the entity’s economic performance, and if an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be significant. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. In February 2010, the FASB issued Accounting Standards Update (“ASU”) No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). The ASU provides that the consolidation requirements of SFAS No.167 are deferred for an entity that has all the attributes of an investment company (or similar entity). On April 1, 2010, the MHFG Group adopted SFAS No.167, together with SFAS No.166, which primarily resulted in the consolidation of certain former qualifying SPEs, guaranteed principal money trust products and collateral loan obligations (“CLO”) where the MHFG Group acts as an asset manager. The adoption of the statements resulted in an increase to the beginning balance of additional paid-in capital included in Common stock of ¥334 million, and a decrease to the beginning balance of Accumulated deficit and Accumulated other comprehensive income of ¥1,382 million and ¥6,273 million, respectively.

In January 2010, the FASB issued ASU No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU No.2010-06”). The ASU provides amendments to ASC 820 that require new disclosures regarding (1) transfers in and out of Levels 1 and 2 and (2) more

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

annual reporting period beginning on or after December 15, 2010. ASU No.2010-29 is an accounting principle which clarifies disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2011, the FASB issued ASU No.2011-03, “Transfers and Servicing (Topic 860)—Reconsideration of Effective Control for Repurchase Agreements” (“ASU No.2011-03”). The ASU amends the conditions to determine whether a transferor in repurchase agreements (repos) and other similar agreements maintains effective control over the financial assets transferred by removing from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU No.2011-03 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No.2011-04”) in order to improve comparability of fair value measurements presented and disclosed in financial statements prepared with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in ASU No. 2011-04 change the wording to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to align with IFRS. The amendments also clarify the existing fair value measurement and disclosure requirements, which include (1) application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used for Level 3 items. The amendments also change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which include (1) measuring the fair value of financial instruments that are managed within a portfolio, (2) application of premiums and discounts in a fair value measurement and (3) additional disclosures about fair value measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU No.2011-04 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No.2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income” (“ASU No.2011-05”). The ASU eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU also requires reclassification adjustments from other comprehensive income to net income be presented on the face of financial statements. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. In December 2011, the FASB issued ASU No.2011-12, “Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05” (“ASU No.2011-12”) to indefinitely defer only those changes in ASU No.2011-05 that relate to the presentation of reclassification adjustments. All other requirements in ASU No.2011-05 are not affected, and entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. ASU No.2011-05 is an accounting principle which alters disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In September 2011, the FASB issued ASU No.2011-08, “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment” (“ASU No.2011-08”). The ASU permits an entity the option to first assess qualitative

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU No.2011-08 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In December 2011, the FASB issued ASU No.2011-11, “Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities” (“ASU No.2011-11”). The ASU enhances disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset on the statement of financial position or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Under the ASU, entities are required to provide both net and gross information for these financial instruments and derivative instruments in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The ASU is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU No.2013-01, “Balance Sheet (Topic 210)—Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU No.2013-01”). ASU No.2013-01 clarifies that the scope of ASU No.2011-11 applies to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transaction. ASU No.2011-11 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2012, the FASB issued ASU No.2012-02, “Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU No.2012-02”). The ASU permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. Under this ASU, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The MHFG Group does not expect that the adoption of ASU No.2012-02 will have a material impact on its consolidated results of operations or financial condition.

In February 2013, the FASB issued ASU No.2013-02, Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU No.2013-02”). The ASU

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income (“AOCI”) by the respective line items of net income. The ASU also requires an entity to provide information about the amounts reclassified out of AOCI by component. The ASU is effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. ASU No.2013-02 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In June 2013, the FASB issued ASU No.2013-08, Financial Services—Investment Companies (Topic 946)—Amendments to the Scope, Measurement, and Disclosure Requirements (“ASU No.2013-08”). The ASU changes the approach to the investment company assessment and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. The ASU also requires additional disclosures of (a) the fact that the entity is an investment company, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The ASU is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2013-08 will have on its consolidated results of operations and financial condition.

3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2012 and 2013 are as follows:

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2013
Available-for-sale securities:
Debt securities:
Japanese government bonds	30,709,499	79,378	5,677	30,783,200
Japanese local gov’t bonds	239,695	4,109	47	243,757
U.S. Treasury bonds and federal agency securities	177,438	623	36	178,025
Other foreign gov’t bonds	596,305	1,914	94	598,125
Agency mortgage-backed securities (Note)	986,646	20,496	1,429	1,005,713
Residential mortgage-backed securities	430,325	13,889	2,131	442,083
Commercial mortgage-backed securities	246,169	7,487	3,528	250,128
Japanese corporate bonds and other debt securities	2,197,270	22,582	5,288	2,214,564
Foreign corporate bonds and other debt securities	542,958	17,768	1,803	558,923
Equity securities (marketable)	1,699,475	1,440,102	144	3,139,433

Total	37,825,780	1,608,348	20,177	39,413,951

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,000,403	20,023	82	3,020,344

Total	3,000,403	20,023	82	3,020,344

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥150,253 million and ¥830,031 million, respectively, at March 31, 2012, and ¥143,954 million and ¥861,759 million, respectively, at March 31, 2013. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2013 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	13,345,014	13,349,365	100,032	100,770
Due after one year through five years	16,120,370	16,166,503	2,900,371	2,919,574
Due after five years through ten years	5,058,100	5,115,719	—	—
Due after ten years	1,602,821	1,642,931	—	—

Total	36,126,305	36,274,518	3,000,403	3,020,344

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”), for debt securities, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. For equity securities, if an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

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

For the fiscal years ended March 31, 2011, 2012 and 2013, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥77,042 million, ¥117,029 million and ¥76,393 million, respectively, of which ¥12,394 million, ¥7,238 million and ¥4,085 million, respectively, were on debt securities and ¥64,648 million, ¥109,791 million and ¥72,308 million, respectively, were on equity securities. No impairment losses were recorded on held-to-maturity securities for the periods.

The other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any amount related to credit losses recognized in earnings on debt securities where a portion of other-than-temporary impairment was recognized in other comprehensive income.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2012 and 2013:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2012
Available-for-sale securities:
Debt securities:
Japanese government bonds	12,325,775	3,501	683,322	8,563	13,009,097	12,064
Japanese local gov’t bonds	25,251	80	5,743	10	30,994	90
U.S. Treasury bonds and federal agency securities	40,503	79	—	—	40,503	79
Other foreign gov’t bonds	205,750	227	7,312	35	213,062	262
Agency mortgage-backed securities (1)	229,915	628	102,451	268	332,366	896
Residential mortgage-backed securities	39,480	544	153,112	2,717	192,592	3,261
Commercial mortgage-backed securities	6,639	41	192,865	10,908	199,504	10,949
Japanese corporate bonds and other debt securities	477,021	1,725	292,956	12,793	769,977	14,518
Foreign corporate bonds and other debt securities	103,500	619	93,087	1,555	196,587	2,174
Equity securities (marketable)	61,355	4,388	2,039	365	63,394	4,753

Total	13,515,189	11,832	1,532,887	37,214	15,048,076	49,046

Held-to-maturity securities:
Debt securities:
Japanese government bonds	49,950	62	—	—	49,950	62

Total	49,950	62	—	—	49,950	62

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2013
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,059,495	1,520	406,684	4,157	5,466,179	5,677
Japanese local gov’t bonds	27,243	47	—	—	27,243	47
U.S. Treasury bonds and federal agency securities	69,168	36	—	—	69,168	36
Other foreign gov’t bonds	207,942	94	—	—	207,942	94
Agency mortgage-backed securities (2)	90,832	1,429	—	—	90,832	1,429
Residential mortgage-backed securities	12,778	9	122,363	2,122	135,141	2,131
Commercial mortgage-backed securities	7,159	111	122,588	3,417	129,747	3,528
Japanese corporate bonds and other debt securities	88,146	333	222,516	4,955	310,662	5,288
Foreign corporate bonds and other debt securities	54,599	114	65,417	1,689	120,016	1,803
Equity securities (marketable)	8,488	128	699	16	9,187	144

Total	5,625,850	3,821	940,267	16,356	6,566,117	20,177

Held-to-maturity securities:
Debt securities:
Japanese government bonds	199,730	82	—	—	199,730	82

Total	199,730	82	—	—	199,730	82

Notes:
(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥25,251 million and ¥307,115 million, respectively, at March 31, 2012. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Agency mortgage-backed securities presented in the above table represent U.S. agency securities.

The unrealized losses on investments in a continuous loss position for 12 months or more at March 31, 2013 were attributed mainly to Japanese government bonds, RMBS, CMBS, and Japanese corporate bonds and other debt securities. The MHFG Group did not intend to sell those securities and it was not more likely than not that the Group would be required to sell them before recovery of their amortized cost basis. Those securities were not considered other-than-temporarily impaired. As to RMBS, CMBS, and Japanese corporate bonds and other debt securities with similar credit risks as the other-than-temporarily impaired securities, the Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, the external and/or internal ratings and the present values of cash flows expected to be collected. As to Japanese government bonds, since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates, their entire amortized cost basis was expected to be collected.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2011, 2012 and 2013, gross realized gains on sales of available-for-sale securities were ¥194,908 million, ¥100,371 million and ¥193,298 million, respectively, and gross realized losses on those sales were ¥40,376 million, ¥28,840 million and ¥21,422 million, respectively.

Other investments

The following table summarizes the composition of other investments:

	2012	2013
	(in millions of yen)
Equity method investments	231,730	225,696
Investments held by consolidated investment companies	190,343	75,780
Other equity interests	560,816	536,659

Total other investments	982,889	838,135

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥59,703 million and ¥68,289 million, at March 31, 2012 and 2013, respectively. The aggregated market values of those marketable equity securities were ¥60,661 million and ¥111,543 million, respectively. These amounts included an investment in the Joint Stock Commercial Bank for Foreign Trade of Vietnam, which was made in December 2011.

On September 22, 2010, the MHFG Group converted certain preferred shares of Orient Corporation (“Orico”) into the common shares of Orico. As a result of the effective acquisition of such common shares, the Group’s proportionate share to the total outstanding common shares of Orico increased to 27.1%. Since then, the Group’s investments in common shares of Orico have been classified as equity method investments. The Group’s proportionate share as of March 31, 2013 was 24.6%. Retroactive application of the equity method of accounting to the investments in Orico did not have a material effect on the Group’s consolidated results of operations, financial condition, or retained earnings. The Group and a certain third party still hold convertible preferred shares of Orico, and if fully converted, the Group’s proportionate share to the total outstanding common shares of Orico would increase to 58.0%.

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

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2012 and 2013 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2012 and 2013:

	2012	2013
	(in millions of yen)
Domestic:
Manufacturing	7,586,608	8,078,871
Construction and real estate	7,270,414	7,477,853
Services	3,981,279	3,972,011
Wholesale and retail	5,295,142	5,355,974
Transportation and communications	3,200,570	3,147,106
Banks and other financial institutions	3,501,266	3,142,998
Government and public institutions	6,911,725	6,907,426
Other industries (Note)	4,318,959	4,521,994
Individuals:
Mortgage loans	11,191,410	11,234,561
Other	719,346	741,519

Total domestic	53,976,719	54,580,313

Foreign:
Commercial and industrial	8,146,215	10,481,071
Banks and other financial institutions	3,343,181	4,088,651
Government and public institutions	521,988	595,911
Other (Note)	90,470	199,518

Total foreign	12,101,854	15,365,151

Total	66,078,573	69,945,464
Less: Unearned income and deferred loan fees—net	89,511	111,981

Total loans before allowance for loan losses	65,989,062	69,833,483

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥886 million, ¥4,576 million and ¥853 million, of which valuation losses related to loans held for sale accounted for at the lower of cost or fair value were ¥645 million, ¥3,435 million and ¥54 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK, MHCB and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2012 and 2013:

	Normal obligors				Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)
	(in millions of yen)
2012
Domestic:
Manufacturing	3,915,950	2,545,195	121,101	326,741	346,323	25,504	9,088	296,706	7,586,608
Construction and real estate	2,212,752	3,550,102	687,440	154,900	430,372	28,683	679	205,486	7,270,414
Services	1,903,329	1,500,985	225,458	2,611	198,066	31,943	—	118,887	3,981,279
Wholesale and retail	1,709,599	2,677,141	261,228	88,693	303,264	54,582	97	200,538	5,295,142
Transportation and communications	2,115,552	852,938	92,915	265	71,995	13,402	54	53,449	3,200,570
Banks and other financial institutions	2,670,218	603,291	2,105	387	213,431	201	—	11,633	3,501,266
Government and public institutions	6,857,436	11,125	—	43,164	—	—	—	—	6,911,725
Other industries	1,203,546	897,378	3,137	2,107,898	11,462	515	90,990	4,033	4,318,959
Individuals	—	189,208	11,097,497	183,133	47,078	125,277	4,363	264,200	11,910,756

Total domestic	22,588,382	12,827,363	12,490,881	2,907,792	1,621,991	280,107	105,271	1,154,932	53,976,719

Foreign:
Total foreign	6,310,641	3,176,830	3,409	1,404,505	960,170	191	91,223	154,885	12,101,854

Total	28,899,023	16,004,193	12,494,290	4,312,297	2,582,161	280,298	196,494	1,309,817	66,078,573

2013
Domestic:
Manufacturing	4,171,212	2,615,406	119,183	307,946	498,638	22,569	8,013	335,904	8,078,871
Construction and real estate	2,524,644	3,486,850	659,844	148,893	387,254	20,671	664	249,033	7,477,853
Services	1,736,931	1,734,482	219,089	4,035	160,754	26,621	—	90,099	3,972,011
Wholesale and retail	1,853,573	2,699,053	261,322	83,065	236,545	49,710	11	172,695	5,355,974
Transportation and communications	2,236,404	685,237	94,233	350	59,573	12,274	—	59,035	3,147,106
Banks and other financial institutions	2,246,804	666,197	2,172	5,311	208,510	221	—	13,783	3,142,998
Government and public institutions	6,797,133	11,729	—	98,564	—	—	—	—	6,907,426
Other industries	1,620,061	743,214	3,341	2,058,974	13,044	448	77,548	5,364	4,521,994
Individuals	—	191,360	11,219,209	170,768	33,618	121,468	4,032	235,625	11,976,080

Total domestic	23,186,762	12,833,528	12,578,393	2,877,906	1,597,936	253,982	90,268	1,161,538	54,580,313

Foreign:
Total foreign	8,293,654	3,650,488	4,881	2,021,284	980,343	137	111,684	302,680	15,365,151

Total	31,480,416	16,484,016	12,583,274	4,899,190	2,578,279	254,119	201,952	1,464,218	69,945,464

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK, MHCB and MHTB constitute Other, since their portfolio segments are not identical to those used by MHBK, MHCB and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. The Group determines loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2012 and 2013.

	Recorded investment (1)			Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2012
Domestic:
Manufacturing	287,471	9,235	296,706	318,736	103,601	301,383	4,397
Construction and real estate	158,339	47,147	205,486	246,189	43,770	232,473	3,167
Services	105,809	13,078	118,887	139,842	33,233	117,306	2,346
Wholesale and retail	188,231	12,307	200,538	221,300	74,235	190,179	3,590
Transportation and communications	47,103	6,346	53,449	56,814	18,720	55,136	1,125
Banks and other financial institutions	11,577	56	11,633	12,761	5,105	8,385	348
Other industries	3,995	38	4,033	4,137	3,668	3,144	55
Individuals	134,886	129,314	264,200	296,466	12,461	276,518	5,237

Total domestic	937,411	217,521	1,154,932	1,296,245	294,793	1,184,524	20,265

Foreign:
Total foreign	141,572	13,313	154,885	157,887	62,047	134,614	3,158

Total	1,078,983	230,834	1,309,817	1,454,132	356,840	1,319,138	23,423

2013
Domestic:
Manufacturing	325,727	10,177	335,904	365,049	118,475	299,978	5,297
Construction and real estate	189,060	59,973	249,033	269,770	46,574	227,920	2,824
Services	77,982	12,117	90,099	106,397	22,153	103,113	1,949
Wholesale and retail	160,477	12,218	172,695	189,231	62,962	186,594	3,076
Transportation and communications	55,202	3,833	59,035	61,554	18,870	54,633	1,220
Banks and other financial institutions	13,727	56	13,783	13,821	5,007	11,950	227
Other industries	5,224	140	5,364	5,484	3,818	4,791	73
Individuals	116,875	118,750	235,625	252,182	9,429	250,718	4,343

Total domestic	944,274	217,264	1,161,538	1,263,488	287,288	1,139,697	19,009

Foreign:
Total foreign	297,859	4,821	302,680	305,801	119,053	220,561	5,321

Total	1,242,133	222,085	1,464,218	1,569,289	406,341	1,360,258	24,330

Notes:

(1)	Amounts also represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is completely corresponded to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥504,750 million as of March 31, 2013 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans.

The remaining balance of impaired loans which had been partially charged off were ¥58,474 million and ¥51,720 million as of March 31, 2012 and 2013, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled debt restructurings

The MHFG Group considers restructuring, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as TDR. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is at E2 or below. The following table presents TDRs that were made during the fiscal years ended March 31, 2012 and 2013.

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or Postponement of principal and/or interest
	Recorded investment (1)	Charge-offs (2)
	(in millions of yen)
2012
Domestic:
Manufacturing	9,467	7,578	189,978
Construction and real estate	—	—	74,399
Services	—	—	109,576
Wholesale and retail	2,793	1,441	233,703
Transportation and communications	—	—	53,644
Banks and other financial institutions	—	—	23,789
Other industries	—	—	3,652
Individuals	—	—	60,209

Total domestic	12,260	9,019	748,950

Foreign:
Total foreign	—	—	69,576

Total	12,260	9,019	818,526

2013
Domestic:
Manufacturing	—	—	277,957
Construction and real estate	—	—	129,908
Services	—	—	68,930
Wholesale and retail	—	1,243	218,497
Transportation and communications	—	—	52,206
Banks and other financial institutions	—	—	34,468
Other industries	—	—	1,809
Individuals	—	—	62,160

Total domestic	—	1,243	845,935

Foreign:
Total foreign	1,062	3,750	140,064

Total	1,062	4,993	985,999

Notes:

(1)	Amounts represent book values of loans immediately after the restructurings.
(2)	Charge-offs represent the loss impact on the consolidated statements of income for the fiscal year that resulted from the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to category of substantially bankrupt or bankrupt. The following table presents payment defaults occurred during the fiscal years ended March 31, 2012 and 2013 with respect to the loans modified as TDR within the previous twelve months.

	Recorded investment
	2012	2013
	(in millions of yen)
Domestic:
Manufacturing	7,337	18,740
Construction and real estate	4,116	18,751
Services	7,863	5,976
Wholesale and retail	9,999	19,920
Transportation and communications	20,278	4,386
Banks and other financial institutions	—	—
Other industries	—	—
Individuals	800	5,517

Total domestic	50,393	73,290

Foreign:
Total foreign	3,475	6,374

Total	53,868	79,664

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2012 and 2013:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2012
Domestic:
Manufacturing	3,587	2,409	46,353	52,349	7,534,259	7,586,608
Construction and real estate	6,395	4,864	59,307	70,566	7,199,848	7,270,414
Services	3,325	2,436	14,571	20,332	3,960,947	3,981,279
Wholesale and retail	5,577	2,212	17,745	25,534	5,269,608	5,295,142
Transportation and communications	630	5,859	7,591	14,080	3,186,490	3,200,570
Banks and other financial institutions	—	—	6	6	3,501,260	3,501,266
Government and public institutions	—	—	—	—	6,911,725	6,911,725
Other industries	62	—	174	236	4,318,723	4,318,959
Individuals	41,802	23,189	85,964	150,955	11,759,801	11,910,756

Total domestic	61,378	40,969	231,711	334,058	53,642,661	53,976,719

Foreign:
Total foreign	2,137	5,728	14,531	22,396	12,079,458	12,101,854

Total	63,515	46,697	246,242	356,454	65,722,119	66,078,573

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2013
Domestic:
Manufacturing	3,788	1,911	32,830	38,529	8,040,342	8,078,871
Construction and real estate	11,815	4,038	69,333	85,186	7,392,667	7,477,853
Services	3,385	1,916	13,829	19,130	3,952,881	3,972,011
Wholesale and retail	2,771	2,851	16,483	22,105	5,333,869	5,355,974
Transportation and communications	711	558	3,687	4,956	3,142,150	3,147,106
Banks and other financial institutions	—	—	6	6	3,142,992	3,142,998
Government and public institutions	—	—	—	—	6,907,426	6,907,426
Other industries	—	18	122	140	4,521,854	4,521,994
Individuals	41,987	24,114	69,774	135,875	11,840,205	11,976,080

Total domestic	64,457	35,406	206,064	305,927	54,274,386	54,580,313

Foreign:
Total foreign	127	885	11,132	12,144	15,353,007	15,365,151

Total	64,584	36,291	217,196	318,071	69,627,393	69,945,464

5. Allowance for loan losses

In accordance with ASC 450, a formula-based allowance utilizing historical loss factors, after adjusted for existing economic conditions where appropriate, is applied to groups of non-homogeneous loans and small balance, homogeneous loans which have not been identified as impaired. In MHBK, MHCB(Note) and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK, MHCB and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK, MHCB and MHTB, such as consolidated VIEs and overseas subsidiaries. See Note 1 “Basis of presentation and summary of significant accounting policies” for further detail of the methodology used to determine allowance for loan losses and Note 4 “Loans” for further detail of obligor ratings and pool allocations.

Note: MHBK and MHCB merged on July 1, 2013 and were launched as the new MHBK.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Allowance for loan losses by portfolio segment for the fiscal years ended March 31, 2011, 2012 and 2013 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2011(1) (2)
Balance at beginning of fiscal year	736,630	119,749	23,054	879,433

Provision (credit) for loan losses	(47,532)	33,352	14,827	647

Charge-offs	163,269	3,258	18,063	184,590
Less: Recoveries	45,213	1,499	934	47,646

Net charge-offs	118,056	1,759	17,129	136,944

Others (3)	(7,926)	—	(680)	(8,606)

Balance at end of fiscal year	563,116	151,342	20,072	734,530

2012
Balance at beginning of fiscal year	563,116	151,342	20,072	734,530

Provision (credit) for loan losses	(19,433)	(21,375)	17,764	(23,044)

Charge-offs	54,599	5,133	20,410	80,142
Less: Recoveries	48,354	1,442	2,460	52,256

Net charge-offs	6,245	3,691	17,950	27,886

Others (3)	(1,963)	—	1,055	(908)

Balance at end of fiscal year	535,475	126,276	20,941	682,692

2013
Balance at beginning of fiscal year	535,475	126,276	20,941	682,692

Provision (credit) for loan losses	137,549	(14,180)	16,578	139,947

Charge-offs	69,845	4,249	20,503	94,597
Less: Recoveries	27,447	1,342	2,911	31,700

Net charge-offs	42,398	2,907	17,592	62,897

Others (3)	11,269	—	1,946	13,215

Balance at end of fiscal year	641,895	109,189	21,873	772,957

Notes:

(1)	Prior impaired loans portfolio segment has been disaggregated into corporate and retail portfolio segments.
(2)	Certain Allowance for loan losses booked in other portfolio segment is classified to retail portfolio segment, as such allowance is set for loans in retail portfolio segment. The amounts for the fiscal year ended March 31, 2011 have been modified to conform to the current period’s presentation.
(3)	Others include primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2012 and 2013:

	Corporate	Retail	Other	Total
	(in millions of yen)
2012
Allowance for loan losses	535,475	126,276	20,941	682,692

of which individually evaluated for impairment	252,853	23,396	9,333	285,582
of which collectively evaluated for impairment	282,622	102,880	11,608	397,110

Loans (Note)	48,572,906	12,959,663	4,546,004	66,078,573

of which individually evaluated for impairment	667,824	55,149	43,074	766,047
of which collectively evaluated for impairment	47,905,082	12,904,514	4,502,930	65,312,526

2013
Allowance for loan losses	641,895	109,189	21,873	772,957

of which individually evaluated for impairment	398,622	14,815	9,247	422,684
of which collectively evaluated for impairment	243,273	94,374	12,626	350,273

Loans (Note)	51,801,814	13,007,792	5,135,858	69,945,464

of which individually evaluated for impairment	1,160,489	45,961	59,974	1,266,424
of which collectively evaluated for impairment	50,641,325	12,961,831	5,075,884	68,679,040

Note: Amounts represent loan balances before deducting unearned income and deferred loan fees.

In the fiscal years ended March 31, 2011 and 2012, Provision for loan losses decreased by ¥221,455 million and ¥23,691 million, respectively, from the previous fiscal years. Both of the decreases were due mainly to upgrades in the obligor category of a broad range of borrowers as a result of the effectiveness of the MHFG Group’s credit management activities which was enhanced against the backdrop of the improving domestic economic environment, reflecting the continuing gradual recovery of the Japanese economy.

In the fiscal year ended March 31, 2013, Provision for loan losses increased by ¥162,991 million from the previous fiscal year. The increase was due primarily to an increase in allowance for loan losses as a result of an increase in foreign impaired loans that required an allowance for loan losses and of increased estimated loss reflecting changes in business environment surrounding some domestic obligors, offset in part by the effects of the continuing gradual recovery of the Japanese economy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment

Premises and equipment at March 31, 2012 and 2013 consist of the following:

	2012	2013
	(in millions of yen)
Land	271,083	268,948
Buildings	735,188	743,473
Equipment and furniture	480,068	418,647
Leasehold improvements	89,200	90,306
Construction in progress	11,575	23,875
Software	668,448	657,702

Total	2,255,562	2,202,951
Less: Accumulated depreciation and amortization	1,150,693	1,110,962

Premises and equipment—net	1,104,869	1,091,989

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2011, 2012 and 2013 was ¥162,128 million, ¥160,231 million and ¥151,550 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥45,392 million and ¥49,727 million at March 31, 2012 and 2013, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2012 and 2013 amounted to ¥28,254 million and ¥27,830 million, respectively.

7. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Global Corporate Group	Global Retail Group	Total
	(in millions of yen)
2011
Balance at beginning of fiscal year	—	15,016	15,016
Goodwill acquired (1)	1,973	—	1,973
Impairment losses recognized	—	9,379	9,379
Foreign exchange translation	—	—	—
Balance at end of fiscal year	1,973	5,637	7,610

Gross amount of goodwill	27,688	39,559	67,247
Accumulated impairment losses	25,715	33,922	59,637

2012
Balance at beginning of fiscal year	1,973	5,637	7,610
Goodwill acquired (2)	—	3,776	3,776
Impairment losses recognized	—	5,637	5,637
Foreign exchange translation	(130)	16	(114)
Balance at end of fiscal year	1,843	3,792	5,635

Gross amount of goodwill	27,558	43,351	70,909
Accumulated impairment losses	25,715	39,559	65,274

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Global Corporate Group	Global Retail Group	Total
	(in millions of yen)
2013
Balance at beginning of fiscal year	1,843	3,792	5,635
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Foreign exchange translation	336	176	512
Balance at end of fiscal year	2,179	3,968	6,147

Gross amount of goodwill	27,894	43,527	71,421
Accumulated impairment losses	25,715	39,559	65,274

Notes:

(1)	Goodwill acquired is entirely related to the acquisition of Eurekahedge Pte, LTD.
(2)	Goodwill acquired is entirely related to the acquisition of PT. Mizuho Balimor Finance.

Due to prolonged severe business environment for the former MHIS, it was determined that the carrying amount of the former MHIS operating segment exceeded its fair value, and therefore, goodwill impairment losses of ¥9,379 million and ¥5,637 million were recognized in the Global Retail Group during the fiscal years ended March 31, 2011 and 2012, respectively.

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2012 and 2013.

	2012			2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	73,949	13,721	60,228	73,949	19,238	54,711
Other	2,399	2,071	328	2,363	2,050	313

Total	76,348	15,792	60,556	76,312	21,288	55,024

Intangible assets not subject to amortization:
Total	9,744	—	9,744	9,450	—	9,450

Total	86,092	15,792	70,300	85,762	21,288	64,474

Note:	Customer relationships were acquired by the merger of MHSC and Shinko on May 7, 2009. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2011, 2012, and 2013, the MHFG Group recognized ¥5,292 million, ¥5,490 million, and ¥5,615 million, respectively, of amortization expenses for intangible assets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the estimated aggregate amortization expenses for intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2014	5,668
2015	5,331
2016	5,038
2017	4,760
2018	4,579

8. Pledged assets and collateral

The following amounts, by balance sheet classifications, have been pledged as collateral for borrowings and for other purposes at March 31, 2012 and 2013:

	2012	2013
	(in billions of yen)
Interest-bearing deposits in other banks	47	28
Trading account assets	12,124	13,752
Available-for-sale securities	17,912	15,939
Loans	9,107	8,860
Other assets	1,009	900

Total	40,199	39,479

The associated liabilities collateralized by the above assets at March 31, 2012 and 2013 are summarized below:

	2012	2013
	(in billions of yen)
Deposits	450	259
Call money and funds purchased	1,596	1,580
Payables under repurchase agreements	5,393	7,726
Payables under securities lending transactions	7,635	11,092
Other short-term borrowings	9,825	5,626
Long-term debt	3,129	321

Total	28,028	26,604

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2012 and 2013, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥5,656 billion and ¥10,507 billion, respectively. Those balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,050 billion and ¥1,099 billion at March 31, 2012 and 2013, respectively.

At March 31, 2012 and 2013, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥14,704 billion and ¥15,501 billion, respectively, of which ¥11,859 billion and ¥13,834 billion, respectively, were sold or repledged. Such collateral was primarily obtained under resale or securities borrowing agreements, and was used generally as collateral under repurchase or securities lending agreements, or to cover short sales.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$106 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2013) or more as well as the balances of those deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2012 and 2013 are as follows:

	2012	2013
	(in millions of yen)
Domestic offices:
Time deposits	17,232,463	18,302,196
Certificates of deposit	8,397,493	11,393,094

Total	25,629,956	29,695,290

Foreign offices:
Time deposits	6,420,138	8,209,016
Certificates of deposit	3,427,254	3,933,688

Total	9,847,392	12,142,704

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2012 and 2013 was ¥540 billion and ¥543 billion, respectively.

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2013 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	23,905,299	11,386,754	35,292,053
Due after one year through two years	2,115,618	6,340	2,121,958
Due after two years through three years	1,395,615	—	1,395,615
Due after three years through four years	356,805	—	356,805
Due after four years through five years	392,889	—	392,889
Due after five years	135,049	—	135,049

Total	28,301,275	11,393,094	39,694,369

Foreign offices:
Due in one year or less	8,202,339	3,927,672	12,130,011
Due after one year through two years	5,381	6,016	11,397
Due after two years through three years	3,140	—	3,140
Due after three years through four years	1,948	—	1,948
Due after four years through five years	883	—	883
Due after five years	401	—	401

Total	8,214,092	3,933,688	12,147,780

Total	36,515,367	15,326,782	51,842,149

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Due to trust accounts

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

On April 1, 2010, the MHFG Group consolidated certain guaranteed principal money trusts. See Note 24 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

11. Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2012 and 2013 is comprised of the following:

	2012	2013
	(in millions of yen)
Obligations under capital leases	20,851	24,406
Loan participation borrowings	59,517	62,332
Senior borrowings and bonds	4,438,602	4,784,010
Subordinated borrowings and bonds	3,942,848	3,931,475

Total	8,461,818	8,802,223

The following table presents interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2012	2013
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-6.63	Apr. 2013-Jul. 2040	2,884,693	2,741,475
fixed rate denominated in U.S. dollars	0.01-7.49	Apr. 2013-Perpetual	126,371	520,714
fixed rate denominated in other currencies	3.90-5.00	Sep. 2014-Nov. 2022	63	683
floating rate denominated in Japanese yen	0.00-17.68	Apr. 2013-Mar. 2043	1,117,315	1,065,708
floating rate denominated in U.S. dollars	0.00-7.00	Apr. 2013-Mar. 2028	309,567	426,515
floating rate denominated in other currencies	0.05-0.48	Feb. 2014-Jul. 2014	593	28,915

Total			4,438,602	4,784,010

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	1.09-4.74	Apr. 2013-Perpetual	3,366,558	3,393,092
fixed rate denominated in U.S. dollars	4.30-14.91	Apr. 2014-Perpetual	243,299	419,383
floating rate denominated in Japanese yen	0.93-2.73	May 2013-Perpetual	331,348	119,000
floating rate denominated in U.S. dollars	—	—	1,643	—

Total			3,942,848	3,931,475

Total			8,381,450	8,715,485

Notes:

(1)	The interest rates shown are the range of contractual rates in effect at March 31, 2013.
(2)	Maturity information shown is the range of maturities at March 31, 2013.
(3)	None of the long-term debt issues listed above is convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2013:

(in millions of yen)
Fiscal years ending March 31:
2014	847,915
2015	1,169,892
2016	1,164,627
2017	772,925
2018	985,673
2019 and thereafter	3,861,191

Total	8,802,223

12. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2012 and 2013:

	2012	2013
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	815,064	907,671
Collateral provided for derivative transactions	822,358	742,307
Prepaid pension cost	6,509	153,414
Miscellaneous receivables	70,660	120,322
Security deposits	106,682	102,031
Loans held for sale	6,650	9,820
Financial Stabilization Funds	189,146	—
Other	566,846	566,386

Total	2,583,915	2,601,951

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,865,871	1,560,345
Guaranteed trust principal	550,869	535,720
Collateral accepted for derivative transactions	366,928	503,101
Factoring amounts owed to customers	371,602	375,933
Miscellaneous payables	296,690	260,665
Unearned income	141,967	141,189
Accrued pension liability	27,060	24,793
Other	923,775	966,380

Total	4,544,762	4,368,126

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

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, which the MHFG Group provides guarantees for the repayment of principal. See Note 24 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

13. Preferred stock

The composition of preferred stock at March 31, 2011, 2012 and 2013 is as follows:

2011	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	497,866,000	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	497,866,000

2012	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	541,073,800	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	541,073,800

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2013	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	574,087,800	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	574,087,800

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

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

	Conversion period	Conversion ratio (Note)
Eleventh series class XI preferred stock	July 1, 2008 to June 30, 2016	¥1,000/(conversion price), where the conversion price after adjustment is ¥282.90 on or after August 30, 2011; to be reset on July 1 of each year between 2013 and 2015 (each, a “Reset Date”) as ¥1,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the Tokyo Stock Exchange (“TSE”) for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price after adjustment effective as of the day before the relevant Reset Date, provided that the conversion price shall not be less than ¥282.90.

Note:	Subject to adjustment, where issuance or disposal by MHFG of common stock for a price below the “current market price”, a stock split, issuance of securities convertible into common stock at a price below the “current market price” at the time of issuance thereof or determination of the conversion price thereof, merger or amalgamation, or a capital decrease or stock consolidation occurs and in certain other circumstances.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

Class of stock	Issued at March 31, 2010	Net change	Issued at March 31, 2011	Net change	Issued at March 31, 2012	Net change	Issued at March 31, 2013
	(number of shares)
Eleventh series class XI preferred stock (Note)	914,752,000	—	914,752,000	—	914,752,000	—	914,752,000
Thirteenth series class XIII preferred stock	36,690,000	—	36,690,000	—	36,690,000	—	36,690,000

Total	951,442,000	—	951,442,000	—	951,442,000	—	951,442,000

Class of stock	Aggregate amount at March 31, 2010	Net change	Aggregate amount at March 31, 2011	Net change	Aggregate amount at March 31, 2012	Net change	Aggregate amount at March 31, 2013
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	—	914,752	—	914,752	—	914,752
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	—	36,690

Total	951,442	—	951,442	—	951,442	—	951,442

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

See Note 32 “Subsequent events” for a description of the acquisition and cancellation of the thirteenth series class XIII preferred stock which was conducted subsequent to March 31, 2013.

14. Common stock

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

On September 1, 2011, MHCB exchanged 951,166,005 shares of MHFG’s common stock for 40.80 percent of the voting equity interests in the former MHSC, in order to turn the former MHSC into MHCB’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock was ¥110,379 million and the Group recognized increase of ¥38,423 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥2,178 million was adjusted to reflect the change in the ownership interest in the former MHSC through a corresponding decrease in additional paid-in capital.

On September 1, 2011, MHBK exchanged 322,928,897 shares of MHFG’s common stock for 46.02 percent of the voting equity interests in the former MHIS, in order to turn the former MHIS into MHBK’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥37,497 million and the Group recognized increase of ¥11,599 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥744 million was adjusted to reflect the change in the ownership interest in the former MHIS through a corresponding increase in additional paid-in capital.

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
	(shares)
Balance at beginning of fiscal year	15,494,397,690	21,782,185,320	24,048,165,727
Issuance of new shares of common stock by conversion of Eleventh series class XI preferred stock	287,787,630	151,921,540	116,698,750
Issuance of new shares of common stock by exercise of stock acquisition rights	—	4,748,000	—
Issuance of new shares of common stock by public offering	5,609,000,000	—	—
Issuance of new shares of common stock by way of third-party allotment	391,000,000	—	—
Issuance of new shares of common stock for stock exchanges	—	2,109,310,867	—

Balance at end of fiscal year	21,782,185,320	24,048,165,727	24,164,864,477

15. Dividends

The amount available for dividends under the Company Law is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2013, MHFG’s capital stock, capital surplus and retained earnings were ¥2,254,973 million, ¥1,194,865 million and ¥1,323,299 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches to one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2013 was ¥1,199,215 million, of which ¥1,194,865 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for legal reserve, the Company Law and the Banking Law impose certain limitations on the amount available for dividends. Under the Company Law, MHFG’s maximum amount available for dividends, at March 31, 2013, was ¥1,314,653 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Law and related

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum Common Equity Tier 1 capital ratio of 4.5% (3.5% in 2013 and 4.0% in 2014) for capital adequacy purposes under the rules in Basel III. See Note 16 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

Dividends on preferred stock and common stock during the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

2011	Cash dividends

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	9,985
Thirteenth series class XIII preferred stock	30	1,101
Common stock	8	123,880

Total		134,966

2012	Cash dividends (1)

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	30	12,173
Thirteenth series class XIII preferred stock	45	1,651
Common stock	9	202,684

Total		216,508

2013	Cash dividends

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	7,451
Thirteenth series class XIII preferred stock	30	1,101
Common stock	6	144,170

Total		152,722

Notes:

(1)	As MHFG commenced to distribute an interim dividend from the fiscal year ended March 31, 2012, the amounts for the fiscal year include such interim dividends.
(2)	Dividends paid on treasury stock are excluded.

16. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, MHCB (Note), and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure

Note:	MHBK and MHCB merged on July 1, 2013 and were launched as the new MHBK.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial condition and results of operations.

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

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011 and January 2013), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, the MHFG Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from the Group’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including modification to the treatment of counterparty credit risk, such as the capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II, in requiring a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% (4.5% in 2013 and 5.5% in 2014) and Common Equity Tier 1 capital ratio of 4.5% (3.5% in 2013 and 4.0% in 2014), on both a consolidated and non-consolidated basis for banks with international operations, such as MHCB and MHTB, or on a consolidated basis for bank holding companies with international operations, such as MHFG.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following two tiers: Tier 1 capital; and Tier 2 capital. Tier 1 capital consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital generally consists of shareholders’ equity, retained earnings, accumulated other comprehensive income and other disclosed reserves, minority interest and others less any regulatory adjustments. Additional Tier 1 capital generally consists of instruments issued by the bank that meet the criteria for inclusion in Additional Tier 1 capital and others less any regulatory adjustments. Tier 2 capital generally consists of instruments issued by the bank, such as subordinated debt, that meet the criteria for inclusion in Tier 2 capital, instruments issued by consolidated subsidiaries of the bank and held by third parties that meet the criteria for inclusion in Tier 2 capital, general reserve for possible losses on loans, equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the standardized approach, and others less any regulatory adjustments.

The minimum requirement for Common Equity Tier 1 capital will be raised in phases from 3.5% of risk-weighted assets in March 2013 to 4.5% when fully effective in March 2015. Thereafter, a capital conservation buffer, to be met with Common Equity Tier 1 capital, is expected to be phased in beginning March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%, although the capital adequacy guidelines related to the capital conservation buffer have not yet been published by the Financial Services Agency. Thus the Common Equity Tier 1 capital requirement, including capital conservation buffer, is expected to be 7.0% beginning March 2019. In addition, subject to national discretion by the respective regulatory authorities, a countercyclical buffer ranging from 0% to 2.5%, consisting of Common Equity Tier 1 capital or other fully loss absorbing capital, would also be imposed on banking organizations through an extension of the capital conservation buffer when the relevant national authority judges a period of excess credit growth to be leading to the build up of system-wide risk. The countercyclical buffer for internationally active banks will be a weighted average of the buffers deployed across all the jurisdictions to which it has credit exposures. Moreover, capital instruments that will no longer qualify as Additional Tier 1 capital or Tier 2 capital under Basel III is being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred stock and preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2013 being ¥1,874.8 billion) and our existing subordinated debt (the amounts thereof included within Tier 2 capital as of March 31, 2013 being ¥1,518.3 billion) are subject to the phase-out-arrangements.

In November 2011, the Financial Stability Board announced policy measures to address systemically important financial institutions (“SIFIs”), which were endorsed by the G20 leaders at the Cannes summit. The policy measures include requirements for globally systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The additional loss absorbency requirements will initially apply to G-SIBs identified in November 2014. The requirements will be phased in starting in January 2016 with full implementation by January 2019. Also in November 2011, the Financial Stability Board identified an initial group of G-SIFIs, namely 29 G-SIBs, including us, using a methodology developed by Basel Committee on Banking Supervision, and announced that the group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. In November 2012, the list of G-SIBs was updated and it showed the allocation to buckets corresponding to their required level of additional loss absorbency. The Group was included in the list and was allocated to the bucket that would require 1.0% of additional loss absorbency.

Regulatory adjustments are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of the deductions and prudential filters related to the following:

•	Goodwill and other intangibles

•	Deferred tax assets

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Cash flow hedge reserve that relates to the hedging of items that are not fair valued on the balance sheet

•	Shortfall of the stock of provisions to expected losses under the internal ratings-based approach

•	Gain on sale related to securitization transactions

•	Cumulative gains and losses due to changes in own credit risk on fair valued financial liabilities

•	Defined benefit pension fund assets and liabilities

•	Treasury stock

•	Reciprocal cross holdings of capital of banking, financial and insurance entities

•	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation

Regulatory adjustments would be fully deducted in the calculation of Common Equity Tier 1 capital by March 2018. The regulatory adjustments will begin at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and will be increased by 20% increments per year through March 2018 when the regulatory adjustments reach 100%. During this transition period, the remainder not deducted from capital will continue to be subject to existing national treatments.

The capital requirements and regulatory adjustments will be phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2013	March 2014	March 2015	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital (Note)	3.5%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital (Note)	4.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital (Note)	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.0%	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital (Note)	90.0%	80.0%	70.0%	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital (Note)	0.0%	20.0%	40.0%	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Additional loss absorbency requirements for G-SIBs	—	—	—	Additional loss absorption capacity tailored to the impact of the entity’s default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital

Note:	While these measures are included in the revisions to capital adequacy guidelines that have been applied from March 31, 2013 as published by the Financial Services Agency, capital adequacy guidelines related to other requirements under the Basel III rules, such as the capital conservation buffer, countercyclical buffer and additional loss absorbency requirements for G-SIBs/G-SIFIs, have not yet been published.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations. Further, the revisions to the Financial Services Agency’s guidelines relation to the third pillar, which reflect the enhanced disclosure requirements under Basel III and became effective on March 31, 2013, require banks to disclose, among other things, the components of their regulatory capital and the main features of their regulatory capital instruments in common templates.

Japanese banks with only domestic operations, such as MHBK as of the balance sheet date, are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that domestic banks are required to maintain a minimum capital adequacy ratio of 4%, on both a consolidated and non-consolidated basis.

In December 2008, the Financial Services Agency implemented special temporary measures, applicable through March 2012 (later extended to March 30, 2014), which require Japanese banks with only domestic operations not to deduct unrealized losses related to “other securities” under Japanese GAAP (including equity securities) from Tier 1 capital. The Japanese capital adequacy requirements applicable to Japanese banks with only domestic operations do not allow unrealized gains on “other securities” to be added to Tier 2 capital before or after these special temporary measures.

If the capital adequacy ratio of a financial institution falls below the required level, the Financial Services Agency may, depending upon the extent of capital deterioration, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on its financial condition and results of operations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2012 and 2013 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	2012 (1)		2013
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required	—	—	2,059	3.50
Actual	—	—	4,804	8.16
Tier 1 capital:
Required	2,006	4.00	2,647	4.50
Actual	6,399	12.76	6,487	11.02
Total risk-based capital:
Required	4,012	8.00	4,706	8.00
Actual	7,775	15.50	8,345	14.18
MHCB(2):
Common Equity Tier 1 capital:
Required	—	—	1,292	3.50
Actual	—	—	3,195	8.65
Tier 1 capital:
Required	1,116	4.00	1,661	4.50
Actual	4,431	15.87	4,071	11.03
Total risk-based capital:
Required	2,233	8.00	2,953	8.00
Actual	4,976	17.83	5,130	13.89
MHBK(1) (3):
Tier 1 capital:
Required	426	2.00	408	2.00
Actual	2,428	11.39	2,382	11.66
Total risk-based capital:
Required	852	4.00	816	4.00
Actual	3,307	15.52	3,071	15.04
MHTB:
Common Equity Tier 1 capital:
Required	—	—	91	3.50
Actual	—	—	344	13.24
Tier 1 capital:
Required	95	4.00	117	4.50
Actual	335	14.02	344	13.24
Total risk-based capital:
Required	191	8.00	208	8.00
Actual	436	18.26	448	17.22

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2012 (1)		2013
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Non-consolidated:
MHCB (2):
Common Equity Tier 1 capital:
Required	—	—	1,143	3.50
Actual	—	—	2,993	9.16
Tier 1 capital:
Required	1,012	4.00	1,470	4.50
Actual	4,135	16.34	3,980	12.18
Total risk-based capital:
Required	2,024	8.00	2,613	8.00
Actual	5,107	20.19	5,008	15.33
MHBK (1) (3):
Tier 1 capital:
Required	413	2.00	399	2.00
Actual	2,380	11.51	2,294	11.49
Total risk-based capital:
Required	826	4.00	798	4.00
Actual	3,227	15.62	3,087	15.46
MHTB:
Common Equity Tier 1 capital:
Required	—	—	90	3.50
Actual	—	—	345	13.46
Tier 1 capital:
Required	94	4.00	115	4.50
Actual	332	14.13	345	13.46
Total risk-based capital:
Required	188	8.00	205	8.00
Actual	433	18.42	446	17.44

Notes:

(1)	The amounts and ratios as of March 31, 2012 and the amounts and ratios of MHBK as of March 31, 2013 were calculated in accordance with Basel II.
(2)	The distribution of all of the shares of MHSC to MHFG as a dividend in kind (¥424.4 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.
(3)	The distribution of all of the shares of MHSC to MHFG as a dividend in kind (¥125.7 billion) on April 1, 2013 was deducted from Tier 1 capital.

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty, and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management believes, as of March 31, 2013, that MHFG, MHBK, MHCB, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

17. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	412,669	656,389	875,412
Less: Net income attributable to preferred shareholders	9,438	8,672	8,221

Net income attributable to common shareholders	403,231	647,717	867,191

Effect of dilutive securities:
Convertible preferred stock	8,337	7,571	7,121
Stock compensation-type stock options	(19)	—	—

Net income attributable to common shareholders after assumed conversions	411,549	655,288	874,312

	2011	2012	2013
	(thousands of shares)
Shares:
Weighted average common shares outstanding	19,722,818	23,073,544	24,053,282

Effect of dilutive securities:
Convertible preferred stock (Note)	1,682,139	1,384,367	1,291,854
Stock compensation-type stock options	10,152	11,628	20,093

Weighted average common shares after assumed conversions	21,415,109	24,469,539	25,365,229

	2011	2012	2013
	(in yen)
Amounts per common share:
Basic net income per common share	20.44	28.07	36.05

Diluted net income per common share	19.22	26.78	34.47

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income taxes

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	(in millions of yen)
Current:
Domestic	6,951	22,103	37,101
Foreign	11,412	32,714	10,754

Total current tax expense	18,363	54,817	47,855

Deferred:
Domestic	174,667	(36,777)	(40,021)
Foreign	197	(4,162)	(3,810)

Total deferred tax expense	174,864	(40,939)	(43,831)

Total income tax expense	193,227	13,878	4,024

The preceding table does not reflect the tax effects of items recorded directly in Shareholders’ equity for the fiscal years ended March 31, 2011, 2012 and 2013. The detailed amounts recorded directly in Shareholders’ equity are as follows:

	2011	2012	2013
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(131,416)	29,925	235,274
Less: reclassification adjustments	(32,473)	18,249	(33,988)

Total	(163,889)	48,174	201,286

Pension liability adjustments:
Unrealized gains (losses)	(42,090)	2,367	34,171
Less: reclassification adjustments	6,206	8,992	5,913

Total	(35,884)	11,359	40,084

Total tax effect before allocation to noncontrolling interests	(199,773)	59,533	241,370

Since the MHFG Group does not have the intention to divest its foreign subsidiaries in the foreseeable future, deferred taxes are not provided on the temporary differences related to foreign currency translation adjustments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to actual income tax expense for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	(in millions of yen, except tax rates)
Income before income tax expense (benefit)	611,357	662,835	885,180
Effective statutory tax rate	40.69%	40.69%	38.01%

Income tax calculated at the statutory tax rate	248,761	269,708	336,457
Income not subject to tax	(17,334)	(18,295)	(18,320)
Expenses not deductible for tax purposes	1,517	1,469	1,348
Tax rate differentials of subsidiaries	3,288	(4,142)	(10,535)
Change in valuation allowance	(135,867)	(371,271)	(1,352,597)
Change in undistributed earnings of subsidiaries	10,724	(7,118)	12,233
Change in net operating loss carryforwards resulting from intercompany capital transactions	1,484	162	227
Expiration of net operating loss carryforwards	76,903	33,576	1,026,439
Effect of enacted change in tax rates (Note)	—	107,011	—
Other	3,751	2,778	8,772

Income tax expense (benefit)	193,227	13,878	4,024

Note:	On November 30, 2011, the National Diet of Japan approved two bills affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate concerning MHFG’s tax returns for the fiscal year ended March 31, 2013 has been reduced to 38.01% from the previous rate of 40.69%. Also, the rates for the fiscal years ending March 31, 2014 to 2015 and for the fiscal years ending March 31, 2016 and thereafter will be 38.01% and 35.64%, respectively. The decrease of the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized in Income tax expense in the fiscal year ended March 31, 2012.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets at March 31, 2012 and 2013 are as follows:

	2012	2013
	(in millions of yen)
Deferred tax assets:
Investments	1,063,804	889,305
Allowance for loan losses	333,231	337,453
Trading account assets	58,598	—
Prepaid pension cost and accrued pension liabilities	11,559	—
Undistributed earnings of subsidiaries	1,193	—
Net operating loss carryforwards	1,476,045	450,016
Other	282,998	264,661

	3,227,428	1,941,435
Valuation allowance	(1,952,899)	(584,665)

Deferred tax assets, net of valuation allowance	1,274,529	1,356,770

Deferred tax liabilities:
Available-for-sale securities	368,929	567,608
Prepaid pension cost and accrued pension liabilities	—	39,937
Derivative financial instruments	28,021	35,391
Premises and equipment	3,838	12,304
Trading account assets	—	11,101
Undistributed earnings of subsidiaries	—	11,040
Other	52,863	51,913

Deferred tax liabilities	453,651	729,294

Net deferred tax assets	820,878	627,476

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation in the consolidated balance sheets.

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies available in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets would be deductible, management believed it was more likely than not that the MHFG Group would realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2012 and 2013.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2013, the MHFG Group had net operating loss carryforwards totaling ¥1,391 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2014	16
2015	1
2016	—
2017	—
2018	868
2019 and thereafter	506

Total	1,391

Included in net operating loss carryforwards in the above table are MHFG’s carryforwards of ¥869 billion resulting mainly from intercompany capital transactions. The tax effect of these carryforwards is offset by a full valuation allowance.

The total amount of unrecognized tax benefits including ¥651 million, ¥802 million and ¥563 million interest and penalties was ¥1,829 million, ¥2,160 million and ¥1,454 million at March 31, 2011, 2012 and 2013, respectively, of which ¥1,829 million, ¥2,160 million and ¥1,454 million would, if recognized, affect the Group’s effective tax rate, respectively. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	4,193	1,829	2,160

Gross amount of increases (decreases) related to positions taken during prior years	117	362	(471)
Gross amount of increases related to positions taken during the current year	20	244	29
Amount of decreases related to settlements	(2,218)	(227)	(559)
Foreign exchange translation	(283)	(48)	295

Total unrecognized tax benefits at end of fiscal year	1,829	2,160	1,454

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2005, 2002 and 2002, respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

19. Pension and other employee benefit plans

Severance indemnities and pension plans

MHFG and certain subsidiaries sponsor and offer their employees other than directors and corporate auditors, contributory and non-contributory defined benefit plans. Under these plans, employees are provided with lump-sum

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash payments upon leaving the company. The amount of benefits under the plans is principally determined based on the position, the length of service and the reason for retirement. When employees meet certain conditions including the length of service, they may opt to receive annuity payments instead of lump-sum payments at retirement. MHFG and certain subsidiaries also offer special termination benefits to former employees whose contributions during their career were deemed meritorious and to those with particular circumstances.

Certain foreign offices and subsidiaries have defined contribution plans and/or defined benefit plans, of which disclosures are combined with those for domestic benefit plans, as they are not significant.

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized for contributions to the plans for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥3,601 million, ¥2,129 million and ¥1,968 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2011, 2012 and 2013 includes the following components:

	2011	2012	2013
	(in millions of yen)
Service cost-benefits earned during the fiscal year	27,761	27,734	30,422
Interest costs on projected benefit obligation	25,182	24,267	23,186
Expected return on plan assets	(40,209)	(28,234)	(32,237)
Amortization of prior service benefit	(319)	(318)	(319)
Amortization of net actuarial loss (gain)	15,532	25,595	16,936
Special termination benefits (Note)	4,222	14,115	5,454

Net periodic benefit cost	32,169	63,159	43,442

Note:	The amount for the fiscal year ended March 31, 2012 includes special termination benefits of ¥9,828 million pertaining to MHSC’s voluntary retirement scheme.

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2012 and 2013 were summarized as follows:

	2012	2013
	(in millions of yen)
Net actuarial gain (loss)	25,401	103,683
Amortization of net actuarial loss (gain)	25,595	16,936
Prior service benefit (cost)	—	(1,782)
Amortization of prior service benefit	(318)	(319)

Total recognized in other comprehensive income (loss) before-tax	50,678	118,518

As of March 31, 2013, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service benefit and actuarial loss over the next fiscal year, are estimated to be ¥195 million and ¥6,990 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2011	2012	2013
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	1.83%	1.73%	1.44%
Rates of increase in future compensation level	2.28-6.15%	2.33-6.46%	2.31-6.57%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	1.93%	1.83%	1.73%
Rates of increase in future compensation level	2.13-6.12%	2.28-6.15%	2.33-6.46%
Expected rates of return on plan assets	3.10%	2.27%	2.40%

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2012 and 2013 for the plans of MHFG and its subsidiaries:

	2012	2013
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,328,316	1,343,714
Service cost	27,734	30,422
Interest cost	24,267	23,186
Plan participants’ contributions	1,186	1,184
Amendments	—	1,782
Actuarial loss (gain)	32,307	63,140
Foreign exchange translation	(364)	2,209
Benefits paid	(51,981)	(49,593)
Lump-sum payments	(17,751)	(16,921)

Benefit obligation at end of fiscal year	1,343,714	1,399,123

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,226,058	1,323,163
Actual return (negative return) on plan assets	85,935	199,341
Foreign exchange translation	(289)	1,783
Employer contributions	62,254	51,866
Plan participants’ contributions	1,186	1,184
Benefits paid	(51,981)	(49,593)

Fair value of plan assets at end of fiscal year	1,323,163	1,527,744

Funded status	(20,551)	128,621

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	6,509	153,414
Accrued pension liability	(27,060)	(24,793)

Net amount recognized	(20,551)	128,621

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefit (cost)	1,661	(440)
Net actuarial gain (loss)	(356,978)	(236,359)

Net amount recognized	(355,317)	(236,799)

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,312,981 million and ¥1,364,786 million, respectively, as of March 31, 2012 and 2013. The defined benefit plans generally employ a multi-variable and non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2012 and 2013:

	2012	2013
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	87,935	95,789
Fair value of plan assets	60,831	70,690
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	84,752	91,210
Fair value of plan assets	60,831	70,690

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

Investment policies and asset allocation

In managing plan assets, the MHFG Group determines the appropriate levels of risk that the Group can assume under the given circumstances to maximize the investment returns from a long-term perspective while ensuring that the sufficient funds will be available to plan participants and beneficiaries. Generally, the investment returns are relative to the risks involved. In considering the maximum levels of risk that the MHFG Group can assume, it primarily considers the following factors; the employers’ burden of maintaining the benefit plans based on the design of the plans and future plan contributions, the age distribution of the plan participants and beneficiaries, the financial conditions of the employers, and the employers’ ability to absorb future variability in plan premiums. The long-term asset allocation to each asset category such as Japanese equity securities, Japanese debt securities, foreign equity securities and foreign debt securities is determined based upon the optimal portfolio, which is estimated to yield the maximum return within the range of acceptable level of risk. Additionally, the asset allocation is reviewed whenever there are large fluctuations in pension plan liabilities caused by modifications of pension plans, or there are changes in the market environment. When selecting an investment in each asset category, the MHFG Group takes into consideration credit standing of an investee, concentration of credit risk to a certain investee, liquidity of a financial instrument, etc. The investments in each asset category are further diversified across funds, strategies, sectors, etc. There is no significant investment in a single investee except Japanese government bonds.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets excluding those of the employee retirement benefit trusts at March 31, 2013 is as follows:

Asset category	Asset ratio
Japanese equity securities	16.00%
Japanese debt securities	34.00%
Foreign equity securities	16.00%
Foreign debt securities	20.00%
General account of life insurance companies	14.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest rate.

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2012 and 2013, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 27 “Fair value”.

	2012						2013
	Level 1		Level 2		Level 3	Total	Level 1		Level 2		Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	601		—		—	601	716		—		—	716
Pooled funds (2)	—		70		—	70	—		86		—	86
Japanese debt securities:
Government bonds	183		—		—	183	179		—		—	179
Pooled funds (2)	—		41		—	41	—		46		—	46
Other	—		8		—	8	—		7		—	7
Foreign equity securities:
Common stocks	43		—		—	43	54		2		—	56
Pooled funds (2)	—		77		—	77	—		92		—	92
Foreign debt securities:
Government bonds	61		4		—	65	71		4		—	75
Pooled funds (2)	—		52		—	52	—		46		—	46
Other	—		16		—	16	—		23		—	23
General account of life insurance companies (3)	—		108		—	108	—		111		—	111
Hedge funds	—		—		1	1	—		—		1	1
Other	60	(4)	(2	) (5)	—	58	92	(4)	(2	) (5)	—	90

Total assets at fair value	948		374		1	1,323	1,112		415		1	1,528

Notes:

(1)	This class includes equity securities held in the employee retirement benefit trusts of ¥572 billion and ¥681 billion at March 31, 2012 and 2013, respectively, which are well-diversified across industries.
(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at their net asset values per share and can be redeemable within short-term period upon request.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Investments in this class are measured at conversion value.
(4)	Amounts primarily include cash and short-term assets carried at fair value.
(5)	Amounts primarily include foreign exchange contracts carried at fair value.

Amounts of actual returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2012 and 2013 were not significant.

Contributions

A contribution of approximately ¥49 billion is expected to be paid to the pension plans in the fiscal year ending March 31, 2014, based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2014	63,417
2015	65,759
2016	67,825
2017	68,921
2018	70,315
2019-2023	357,978

20. Stock-based compensation

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2013:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	19,491,000	1
Granted during fiscal year	11,776,000	1
Exercised during fiscal year	7,365,000	1
Forfeited during fiscal year	39,000	1

Outstanding at end of fiscal year	23,863,000	1	18.69	4,725

Exercisable at end of fiscal year	729,000	1	18.53	144

There were no non-vested stock options remaining as of March 31, 2013.

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

	For the stock acquisition rights granted during the fiscal years ended March 31,
	2012	2013
Risk-free interest rate	0.15%	0.10%
Expected volatility	34.04%	29.30%
Expected remaining term (in years)	2.34	2.42
Expected dividend yield	5.66%	4.69%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2011, 2012 and 2013 was ¥119,520, ¥91,840 and ¥113,250, respectively.

The compensation cost related to this plan recognized in income was ¥814 million, ¥788 million and ¥1,333 million during the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

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

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal year ended March 31, 2011 was ¥70,030.

The compensation cost related to this plan recognized in income was ¥181 million during the fiscal year ended March 31, 2011.

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

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal year ended March 31, 2011 was ¥190,280.

The compensation cost related to this plan recognized in income was ¥373 million during the fiscal year ended March 31, 2011.

21. Derivative financial instruments

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes notional and fair value amounts of derivative instruments outstanding as of March 31, 2012 and 2013. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement in the consolidated balance sheets as well as the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2012	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	886,354	—	9,789	—	9,453
Foreign exchange contracts	83,984	—	2,582	15	2,559
Equity-related contracts	4,796	—	145	—	180
Credit-related contracts	6,984	—	59	—	36
Other contracts	727	—	61	—	46

Total	982,845	—	12,636	15	12,274

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2013	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	854,698	—	10,350	—	10,018
Foreign exchange contracts	118,708	—	3,099	10	2,973
Equity-related contracts	3,419	—	182	—	177
Credit-related contracts	5,266	—	59	—	44
Other contracts	522	—	38	—	27

Total	982,613	—	13,728	10	13,239

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which amounts were ¥822 billion and ¥367 billion at March 31, 2012, and ¥742 billion and ¥503 billion at March 31, 2013, respectively.

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

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2011, 2012 and 2013:

	Gains (losses) recorded in income
2011	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(1,191)	996	—	(195)

Total	(1,191)	996	—	(195)

	Gains (losses) recorded in income
2012	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(214)	150	—	(64)
Equity-related contracts	(285)	278	—	(7)

Total	(499)	428	—	(71)

	Gains (losses) recorded in income
2013	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	44	(81)	—	(37)
Equity-related contracts	352	(394)	—	(42)

Total	396	(475)	—	(79)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2011, 2012 and 2013:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2011		2012		2013
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	43,740	5,168	8,024	1,666	(65,851)	(2,908)

Total	43,740	5,168	8,024	1,666	(65,851)	(2,908)

Note:	Related to the effective portion of net investment hedges, Accumulated other comprehensive income (loss) of ¥(1,144) million, ¥1,893 million and ¥13,858 million were reclassified to earnings for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

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

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2011, 2012 and 2013:

	Gains (losses) recorded in income
	2011	2012	2013
	(in millions of yen)
Interest rate contracts (1)	250,222	261,632	219,422
Foreign exchange contracts	(105,504)	(146,258)	(91,300)
Equity-related contracts (1)	11,223	(7,143)	(59,421)
Credit-related contracts (2)	(15,220)	(5,575)	(6,877)
Other contracts	1,943	283	(2,378)

Total	142,664	102,939	59,446

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	Amounts include the net loss of ¥8,207 million, ¥3,391 million and ¥6,703 million on the credit derivatives hedging the credit risk in loans during the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

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

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2012 and 2013:

	2012		2013
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written
Investment grade	2,072	(2)	1,810	1
Non-investment grade	1,303	2	652	1

Total	3,375	—	2,462	2

Credit protection purchased	3,651	23	2,870	13

Note:

Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2012 and 2013:

	Maximum payout/Notional amount
	2012	2013
	(in billions of yen)
One year or less	1,422	620
After one year through five years	1,896	1,720
After five years	57	122

Total	3,375	2,462

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on March 31, 2012 and 2013 was ¥1,308 billion and ¥1,022 billion, respectively. As the Group has provided ¥1,298 billion and ¥1,029 billion as collateral to the counterparties in its normal course of business on March 31, 2012 and 2013, respectively, if the contingent features described above were triggered on March 31, 2012 and 2013, the amount required to be posted as collateral or settled immediately would be ¥10 billion on March 31, 2012, while there was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2013. The prior year’s net liability, posted collateral and settlement amount have been restated from the previously reported amounts of ¥1,585 billion, ¥1,379 billion and ¥206 billion, respectively.

22. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The types of guarantees under ASC 460, “Guarantees” (“ASC 460”) provided by the MHFG Group are described below.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees for the repayment of trust principal

The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to compensate for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off impaired loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. On April 1, 2010, the MHFG Group consolidated certain guaranteed principal money trusts. See Note 24 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust. The contract amounts of guarantees for repayment of unconsolidated trust principal are presented in the tables below.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Carrying amount

The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value on the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2012 and 2013 was ¥857 billion and ¥512 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥840 billion and ¥493 billion at March 31, 2012 and 2013, respectively.

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2012 and 2013. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

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

2012	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,681	978	536	167
Guarantees on loans	502	173	41	288
Guarantees on securities	73	32	41	—
Other guarantees	997	695	218	84
Guarantees for the repayment of trust principal	184	—	140	44
Liabilities of trust accounts	8,313	8,132	67	114
Derivative financial instruments	28,620	13,546	12,446	2,628

2013	Maximum potential/Contractual or Notional amount	Amount by expiration period

		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,750	935	619	196
Guarantees on loans	452	159	51	242
Guarantees on securities	146	19	127	—
Other guarantees	1,068	826	217	25
Guarantees for the repayment of trust principal	171	—	133	38
Liabilities of trust accounts	8,606	8,428	72	106
Derivative financial instruments	23,582	10,185	11,837	1,560

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2012 and 2013:

	2012	2013
	(in billions of yen)
Investment grade	2,125	2,387
Non-investment grade	1,128	1,029

Total	3,253	3,416

Note:	Investment grade in the internal rating scale is generally corresponding to BBB- or above in external rating scale.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2012 and 2013:

	2012	2013
	(in billions of yen)
Commitments to extend credit (Note)	53,088	59,101
Commercial letters of credit	536	608

Total	53,624	59,709

Note:	Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

Other liabilities include an allowance for losses on off-balance-sheet instruments, of which amount at March 31, 2012 and 2013 was ¥112 billion and ¥102 billion, respectively.

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. Future minimum rental commitments for noncancelable leases at March 31, 2013 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2014	5,926	43,129
2015	4,997	19,835
2016	4,408	15,007
2017	3,690	10,771
2018	3,045	7,425
2019 and thereafter	3,704	20,337

Total minimum lease payments	25,770	116,504

Amount representing interest	1,364

Present value of minimum lease payments	24,406

Total rental expense for the fiscal years ended March 31, 2011, 2012 and 2013 was ¥102,455 million, ¥101,003 million and ¥98,459 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years at total lease payment for the whole period of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009, 2011 and 2012, and the total lease payment for the whole period increased to ¥215,210 million, consequently. The MHFG Group recorded the transactions as operating leases. The future minimum lease payments under the terms of the related lease agreements were ¥39,421 million, ¥29,879 million and ¥15,907 million at March 31, 2011, 2012 and 2013, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

23. Noncontrolling interests in consolidated subsidiaries

Noncontrolling interests represent the equity for the remaining outstanding voting stock of subsidiaries not owned by the MHFG Group. The changes in noncontrolling interests in fiscal years ended March 31, 2011, 2012 and 2013 consisted of noncontrolling interests in net income or loss of subsidiaries, noncontrolling interests in changes in other comprehensive income of subsidiaries and changes resulting from changes in the ownership percentage of the Group in certain subsidiaries.

During the fiscal year ended March 31, 2012, the MHFG Group exchanged certain MHFG’s common stock for 30.15, 40.80 and 46.02 percent of the voting equity interests in MHTB, the former MHSC and the former MHIS, respectively, in order to turn those subsidiaries into MHFG’s wholly-owned subsidiaries. See Note 14 “Common stock” for further details of the transactions. Then the Group transferred 5.34 percent of the voting equity interests in the former MHSC to The Norinchukin Bank.

24. Variable interest entities and securitizations

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2012 and 2013:

	Consolidated VIEs	Significant unconsolidated VIEs
2012	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,129	—	—
Asset-backed securitizations	426	582	33
Investments in securitization products	74	—	—
Investment funds	989	2,455	334
Trust arrangements and other	119	—	—

Total	3,737	3,037	367

	Consolidated VIEs	Significant unconsolidated VIEs
2013	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,212	—	—
Asset-backed securitizations	385	463	37
Investments in securitization products	—	530	206
Investment funds	1,175	2,770	302
Trust arrangements and other	39	—	—

Total	3,811	3,763	545

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant unconsolidated VIEs, as of March 31, 2012 and 2013:

Assets on balance sheets related to unconsolidated VIEs:	2012	2013
	(in billions of yen)
Trading account assets	46	46
Investments	202	206
Loans	120	308

Total	368	560

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2012	2013
	(in billions of yen)
Payables under securities lending transactions	15	14

Total	15	14

Maximum exposure to loss	367	545

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group qualify for the deferral from certain requirements of ASC 810 that originated from SFAS No.167, because they meet the criteria in ASU No.2010-10. Therefore, for these vehicles, the Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests (Refer to Note 10 “Due to trust accounts”). See Note 22 “Commitments and contingencies” for the balances of guaranteed trust principal unconsolidated at March 31, 2012 and 2013.

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

The Group has determined that, in certain trust arrangements, certain requirements of ASC 810 that originated from SFAS No.167 are deferred, because they meet the criteria in ASU No.2010-10. Therefore, for these trust arrangements, the Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥132 billion and ¥60 billion as of March 31, 2012, and ¥174 billion and ¥62 billion as of March 31, 2013, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

25. Fees and commissions income

Details of Fees and commissions income for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
	(in millions of yen)
Securities-related business	125,534	116,567	132,787
Deposits, debentures and lending business	95,209	97,509	113,989
Remittance business	105,314	105,015	104,574
Trust fees	47,201	45,990	45,621
Fees for other customer services	208,842	210,332	215,837

Total	582,100	575,413	612,808

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

26. Trading account gains and losses

The MHFG Group performs trading activities through market-making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the MHFG Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities that are elected for fair value treatment under ASC 825, “Financial Instruments” (“ASC 825”). Net trading gains (losses) for the fiscal years ended March 31, 2011, 2012 and 2013 are comprised of the following:

	2011	2012	2013
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	55,339	227,056	468,029
Derivative contracts:
Interest rate contracts (1)	250,027	261,568	219,385
Foreign exchange contracts	(105,504)	(146,258)	(91,300)
Equity-related contracts (1)	11,223	(7,150)	(59,462)
Credit-related contracts (2)	(7,012)	(2,184)	(174)
Other contracts	1,943	283	(2,378)

Total	206,016	333,315	534,100
Foreign exchange gains (losses)—net (3)	55,998	98,054	20,514

Net trading gains (losses)	262,014	431,369	554,614

Notes:

(1)	Net gain (loss) excluded from assessment of effectiveness for fair value hedges is included in the above table.
(2)	Amounts do not include the net loss of ¥8,207 million, ¥3,391 million and ¥6,703 million on the credit derivatives hedging the credit risk in loans during the fiscal years ended March 31, 2011, 2012 and 2013, respectively. The net loss is recorded in Other noninterest expenses.
(3)	Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments, such as translation gains and losses related to foreign currency-denominated available-for-sale securities that are elected for fair value treatment under ASC 825.

27. Fair value

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

Valuation process

The MHFG Group has established clear valuation policies which govern principles of fair value measurements and authority and duty of each department. The Group has also established a well-documented procedure manual which describes valuation techniques and related inputs for determining fair values of various financial instruments. The policies require the measurement of fair values be carried out in accordance with the procedures by middle offices or back offices which are independent from front offices. The policies also require risk management department check and verify whether the valuation methodologies defined in the procedure manual are fair and proper and internal audit department periodically review the compliance of the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in market environment sometime leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to delisting or newly listing is one of key drivers of revision to the valuation methodologies and the inputs. The key drivers also include the availability or the unavailability of market observable inputs and the development of new valuation methodologies. The price verification through the Group’s internal valuation process has an important role to identify whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide primarily for Japanese securitization products is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs require the revision of the valuation policies and procedure manual, which is approved by appropriate authority, either CEO, head of risk management, and/or accounting, depending on the natures and characteristics of the change.

Following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2013, there were no material changes made to the Group’s valuation techniques and related inputs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market price is available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquidity exists for securities, the quoted prices are stale or the prices from independent sources vary, such securities are generally classified in Level 3 of the fair value hierarchy. The fair value of foreign currency denominated securitization products such as RMBS, CMBS, and asset-backed securities (“ABS”) is determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the case that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Among those funds, exchange-traded funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at NAV per share at the measurement date or within the near term. Contrarily, private equity funds and real estate funds measured at NAV per share are generally classified in Level 3, since the Group never has the ability to redeem its investment with the investees at NAV per share, nor can it redeem its investment with the investees at NAV per share at the measurement date or within the near term.

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

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement corporate bonds are placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair value of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO is generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal process. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts their prices or alternatively estimates their fair values by using a discounted cash

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flow generated on the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters offered by brokers such as cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either the recent market transaction or a pricing model that can be corroborated by observable market data.

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

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values of those are determined by incorporating the fair values of embedded derivatives primarily derived from the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives. Where fair value accounting has been elected for non-structured notes issued by a consolidated VIE, the fair values of those are determined primarily based upon the fair values of the underlying assets held by the consolidated VIE. Such instruments are classified in Level 3 because the underlying assets held by the consolidated VIE are securitization products classified in Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2012 and 2013, including those for which the MHFG Group has elected the fair value option, are summarized below:

2012	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	6,017	38	—	6,055
Japanese local gov’t bonds	—	91	—	91
U.S. Treasury bonds and federal agency securities	4,425	170	—	4,595
Other foreign gov’t bonds	1,273	117	—	1,390
Agency mortgage-backed securities	1,894	272	—	2,166
Residential mortgage-backed securities	—	—	159	159
Commercial mortgage-backed securities	—	2	26	28
Certificates of deposit and commercial paper	—	1,041	—	1,041
Corporate bonds and other	119	1,220	355	1,694
Equity securities	553	456	82	1,091
Derivatives:
Interest rate contracts	8	9,751	30	9,789
Foreign exchange contracts	2	2,507	73	2,582
Equity-related contracts	27	80	38	145
Credit-related contracts	—	34	25	59
Other contracts	—	—	61	61
Available-for-sale securities:
Japanese government bonds	31,066	1,581	—	32,647
Japanese local gov’t bonds	—	273	—	273
U.S. Treasury bonds and federal agency securities	101	—	—	101
Other foreign gov’t bonds	279	166	—	445
Agency mortgage-backed securities	150	830	—	980
Residential mortgage-backed securities	—	223	348	571
Commercial mortgage-backed securities	—	—	330	330
Japanese corporate bonds and other debt securities	—	2,352	226	2,578
Foreign corporate bonds and other debt securities	12	294	236	542
Equity securities (marketable)	2,660	132	—	2,792
Other investments	1	—	189	190

Total assets at fair value on a recurring basis (2)	48,587	21,630	2,178	72,395

Liabilities:
Trading securities sold, not yet purchased	4,610	78	—	4,688
Derivatives:
Interest rate contracts	5	9,408	40	9,453
Foreign exchange contracts	1	2,537	36	2,574
Equity-related contracts	46	118	16	180
Credit-related contracts	—	34	2	36
Other contracts	—	—	46	46
Long-term debt (3)	—	1	460	461

Total liabilities at fair value on a recurring basis	4,662	12,176	600	17,438

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2013	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	4,651	49	—	4,700
Japanese local gov’t bonds	—	125	—	125
U.S. Treasury bonds and federal agency securities	5,777	306	—	6,083
Other foreign gov’t bonds	2,235	194	—	2,429
Agency mortgage-backed securities	2,055	596	—	2,651
Residential mortgage-backed securities	—	—	100	100
Commercial mortgage-backed securities	—	3	91	94
Certificates of deposit and commercial paper	—	1,318	—	1,318
Corporate bonds and other	50	1,176	417	1,643
Equity securities	622	503	71	1,196
Derivatives:
Interest rate contracts	7	10,319	24	10,350
Foreign exchange contracts	5	3,066	28	3,099
Equity-related contracts	45	114	23	182
Credit-related contracts	—	30	29	59
Other contracts	—	18	20	38
Available-for-sale securities:
Japanese government bonds	29,198	1,585	—	30,783
Japanese local gov’t bonds	—	244	—	244
U.S. Treasury bonds and federal agency securities	178	—	—	178
Other foreign gov’t bonds	334	264	—	598
Agency mortgage-backed securities	144	862	—	1,006
Residential mortgage-backed securities	—	150	292	442
Commercial mortgage-backed securities	—	—	250	250
Japanese corporate bonds and other debt securities	—	2,000	215	2,215
Foreign corporate bonds and other debt securities	12	345	202	559
Equity securities (marketable)	2,975	164	—	3,139
Other investments	1	—	75	76

Total assets at fair value on a recurring basis (2)	48,289	23,431	1,837	73,557

Liabilities:
Trading securities sold, not yet purchased	3,338	182	—	3,520
Derivatives:
Interest rate contracts	8	9,997	13	10,018
Foreign exchange contracts	4	2,968	11	2,983
Equity-related contracts	51	110	16	177
Credit-related contracts	—	35	9	44
Other contracts	—	8	19	27
Long-term debt (3)	—	171	381	552

Total liabilities at fair value on a recurring basis	3,401	13,471	449	17,321

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	Amounts include the investments measured at NAV per share at March 31, 2012 and 2013, of ¥631 billion and ¥715 billion, respectively, of which ¥581 billion and ¥667 billion, respectively, are classified in Level 2, and ¥50 billion and ¥48 billion, respectively, are classified in Level 3.
(3)	Amounts represent items for which the Group elected the fair value option.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2012 and 2013:

2012	April 1, 2011	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2012	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Other foreign gov’t bonds	1	—	(2)	—	—	(1)	—	—	—	—
Residential mortgage-backed securities	206	(10	) (2)	—	1	(3)	—	(35)	159	(8)
Commercial mortgage-backed securities	50	(3	) (2)	—	2	(4)	—	(19)	26	(4)
Corporate bonds and other	452	(14	) (2)	13	579	(510)	—	(165)	355	(19)
Equity securities	96	(6	) (2)	(2)	18	(24)	—	—	82	(4)
Derivatives, net (1):
Interest rate contracts	(20)	6	(2)	—	—	—	—	4	(10)	9
Foreign exchange contracts	33	7	(2)	—	—	—	—	(3)	37	6
Equity-related contracts	29	(9	) (2)	—	—	—	—	2	22	(5)
Credit-related contracts	25	(2	) (2)	—	—	—	—	—	23	1
Other contracts	20	1	(2)	—	—	—	—	(6)	15	(3)
Available-for-sale securities:
Residential mortgage-backed securities	429	—	(3)	—	31	(9)	—	(103)	348	(2)
Commercial mortgage-backed securities	486	11	(3)	—	36	(115)	—	(88)	330	(5)
Japanese corporate bonds and other debt securities	289	(2	) (3)	—	61	(2)	—	(120)	226	—
Foreign corporate bonds and other debt securities	248	—	(3)	—	72	—	—	(84)	236	—
Other investments	260	(6	) (4)	(1)	7	(8)	—	(63)	189	(8)

Liabilities:
Long-term debt	440	(9	) (5)	—	—	—	80	(69)	460	(6)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2013	April 1, 2012	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2013	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	159	17	(7)	—		—	—	2	(7)	—	(71)	100	6
Commercial mortgage-backed securities	26	1	(7)	—		—	—	72	(1)	—	(7)	91	—
Corporate bonds and other	355	72	(7)	—		14	(8)	609	(544)	—	(81)	417	42
Equity securities	82	4	(7)	—		3	(3)	10	(25)	—	—	71	(1)
Derivatives, net (1):
Interest rate contracts	(10)	16	(7)	—		—	—	—	—	—	5	11	16
Foreign exchange contracts	37	(18	) (7)	—		—	(8)	—	—	—	6	17	(21)
Equity-related contracts	22	(10	) (7)	—		—	—	—	—	—	(5)	7	(10)
Credit-related contracts	23	(6	) (7)	—		(1)	1	—	—	—	3	20	(5)
Other contracts	15	—	(7)	—		—	(14)	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	348	—	(8)	6	(9)	—	—	29	(1)	—	(90)	292	—
Commercial mortgage-backed securities	330	2	(8)	12	(9)	—	—	31	(16)	—	(109)	250	(5)
Japanese corporate bonds and other debt securities	226	—	(8)	1	(9)	—	—	95	—	—	(107)	215	—
Foreign corporate bonds and other debt securities	236	4	(8)	6	(9)	—	—	28	(4)	—	(68)	202	—
Other investments	189	12	(8)	—		—	—	6	(49)	—	(83)	75	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(7)	—		—	(1)	(41)	42	—	—	—	—
Long-term debt	460	(26	) (10)	—		4	(175)	—	—	142	(76)	381	(24)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(2)	Realized and unrealized gains (losses) are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss).
(4)	Realized and unrealized gains (losses) are reported in Investment gains (losses)—net.
(5)	Realized and unrealized gains (losses) are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at March 31, 2012 and 2013.
(7)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(8)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(9)	Gains (losses) in OCI are reported in Accumulated other comprehensive income (loss).
(10)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

There were no significant transfers of assets or liabilities between Level 1 and Level 2 for the fiscal year ended March 31, 2012. During the fiscal year ended March 31, 2013, ¥37 billion of Trading securities was transferred from Level 1 to Level 2. Transfers of Trading securities were primarily related to certain Japanese government bonds which were traded with less frequency and decreased liquidity for certain foreign corporate bonds.

There were no significant transfers of assets or liabilities between Level 1 or Level 2 and Level 3 for the fiscal year ended March 31, 2012. During the fiscal year ended March 31, 2013, ¥17 billion of Trading securities and ¥1 billion of net Derivative liabilities were transferred into Level 3. Transfers of Trading securities were primarily due to decreased liquidity for certain foreign corporate bonds and equity securities. Transfers of net Derivative liabilities were primarily due to decreased price observability for certain credit derivatives. During the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal year ended March 31, 2013, ¥11 billion of Trading securities, ¥1 billion of Trading securities sold, not yet purchased and ¥21 billion of net Derivative assets were transferred out of Level 3. Transfers of Trading securities and Trading securities sold, not yet purchased were primarily due to increased liquidity for certain Japanese and foreign corporate bonds and equity securities. Transfers of net Derivative assets were primarily due to increased price observability for certain commodity derivatives and foreign exchange derivatives. During the fiscal year ended March 31, 2013, ¥4 billion of transfers into Level 3 and ¥175 billion of transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2013:

2013

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	392	Discounted cash flow	Prepayment rate	0%–24%
		Price-based	Default rate	0%–5%
			Recovery rate	70%–100%
			Discount margin	7bps–2,616bps

Commercial mortgage-backed securities	341	Discounted cash flow	Discount margin	9bps–3,929bps
Price-based

Corporate bonds and other debt securities	834	Discounted cash flow	Prepayment rate (1)	0%-43%
		Price-based	Default rate (1)	0%-8%
			Recovery rate (1)	15%-85%
			Discount margin (1)	0bps–4,918bps

			Discount margin (2)	0bps–1,232bps

Derivatives, net:
Interest rate contracts	11	Internal valuation model (3)	IR – IR correlation	42%-100%
			Default rate (4)	0%-63%

Foreign exchange contracts	17	Internal valuation model (3)	FX – IR correlation	36%-55%
			FX – FX correlation	55%-55%
			FX volatility	16%-26%
			Default rate (4)	0%-63%

Equity-related contracts	7	Internal valuation model (3)	Equity –IR correlation	0%-60%
			Equity – FX correlation	0%-70%
			Equity volatility	14%-48%

Credit-related contracts (5)	20	Internal valuation model (3)	Default rate	0%-67%
			Credit correlation	2%-100%

Long-term debt	381	Internal valuation model (3)	IR – IR correlation	42%-100%
			FX – IR correlation	36%-55%
			FX – FX correlation	55%-55%
			Equity – IR correlation	0%-60%
			Equity volatility	18%-48%
			Default rate	0%-10%
			Credit correlation	2%-100%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents counterparty default rate derived from the MHFG Group’s own internal credit experience.
(5)	The unobservable inputs related to credit derivatives economically hedging the credit risk in certain securitization products have been included in the unobservable inputs related to Trading securities and Available-for-sale securities.

IR = Interest rate

FX = Foreign exchange

Sensitivity to unobservable inputs and interrelationship between unobservable inputs

Following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure fair values of Level 3 assets and liabilities.

(1) Prepayment rate

Prepayment rate is an estimated rate at which voluntary unscheduled repayments of the principals of the underlying assets are expected to occur. The movement of prepayment rate is generally negatively correlated with borrower delinquency. The change in prepayment rate would impact the valuation of fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

Default rate is an estimate of the likelihood of not collecting contractual payments. An increase in default rate would generally be accompanied by a decrease in recovery rate and an increase in discount margin. It would also generally impact the valuation of fair values of financial instruments negatively.

(3) Recovery rate

Recovery rate is an estimate of the percentage of collecting contractual payments in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in default rate. It also would generally impact the valuation of fair values of financial instruments positively.

(4) Discount margin

Discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change of correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Volatility

Volatility is a measure of expected change of variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease. Generally, for a long position in an option, an increase in volatility would result in an increase in fair values of financial instruments.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2012 and 2013.

2012	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	188	—	—	188	282
Loans held-for-sale	3	—	2	1	6
Other investments	17	5	—	12	21
Premises and equipment—net	—	—	—	—	4
Goodwill	—	—	—	—	6

Total assets at fair value on a nonrecurring basis	208	5	2	201	319

Liabilities:
Other liabilities	1	—	—	1	—

Total liabilities at fair value on a nonrecurring basis	1	—	—	1	—

2013	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	222	—	—	222	343
Loans held-for-sale	5	—	5	—	5
Other investments	11	—	—	11	16
Premises and equipment—net	1	—	—	1	5

Total assets at fair value on a nonrecurring basis	239	—	5	234	369

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

Goodwill in the table above is entirely related to the former MHIS operating segment. Due to the decline of the fair value of the segment, the carrying amount of the goodwill was reduced to its fair value and an impairment loss was recognized. As the determination of fair value of the goodwill required significant management judgment and estimation, the item is classified as Level 3.

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

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥39 billion and ¥9 billion at March 31, 2012 and 2013, respectively. The net unrealized losses resulting from changes in fair values of those structured notes of ¥7 billion and ¥30 billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest expenses for the fiscal years ended March 31, 2012 and 2013, respectively.

Financial assets and liabilities held by a consolidated VIE

The MHFG Group consolidates a VIE that issues CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary. The Group elected the fair value option for certain assets held and notes issued by the VIE to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The difference between the aggregate fair value of those notes for which the fair value option was elected and the aggregate unpaid principal balance of such instruments was ¥12 billion at March 31, 2012. There was no significant change in fair values of those notes during the fiscal year ended March 31, 2012. At March 31, 2013, as the VIE was in the process of liquidation, those notes for which the fair value option was elected were no longer included in the consolidated balance sheet.

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

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥561 billion and ¥537 billion at March 31, 2012 and 2013, respectively, were not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent. During the fiscal year ended March 31, 2013, a domestic bank subsidiary has changed the assumptions of the expected future cash flows for its performing loans with floating interest rates to refine the fair values. As a result of this refinement, total estimated fair value of loans, net of allowance for loan losses at March 31, 2013, increased by ¥598 billion.

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. Majority of other financial assets is classified as Level 2, and included in the table of Note 12 “Other assets and liabilities”.

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

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. Majority of other financial liabilities is classified as Level 2, and included in the table of Note 12 “Other assets and liabilities”.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2012 and 2013.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2012 and 2013, of certain financial instruments, excluding financial instruments which are carried at fair values on a recurring basis and those outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	2012
	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	21,141	21,141
Investments	1,802	1,816
Loans, net of allowance for loan losses (Note)	65,275	65,597
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	37,652	37,652
Interest-bearing deposits	79,266	79,209
Due to trust accounts	560	560
Commercial paper and other short-term borrowings	13,950	13,946
Long-term debt	7,982	8,326

	2013
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	27,583	27,583	903	26,680	—
Investments	3,000	3,020	3,020	—	—
Loans, net of allowance for loan losses (Note)	69,028	70,261	—	—	70,261

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	48,048	48,048	12,796	35,252	—
Interest-bearing deposits	87,247	87,210	34,596	52,614	—
Due to trust accounts	619	619	—	619	—
Commercial paper and other short-term borrowings	6,724	6,723	—	6,723	—
Long-term debt	8,235	8,598	—	7,967	631

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

28. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2012 and 2013, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2012 and 2013, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2011, 2012 and 2013. The outstanding amounts of these transactions, which were made in the ordinary course of business with terms equivalent to those with unrelated parties, were not considered significant.

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

29. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring losses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income before income tax expense under U.S. GAAP.

Note 30 “Foreign activities” provides financial information relating to the MHFG Group’s operations by geographic area.

As of the balance sheet date, MHFG managed its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consisted primarily of MHCB, the Global Retail Group consisted primarily of MHBK, and the Global Asset & Wealth Management Group consisted primarily of MHTB. The former MHSC and the former MHIS which had belonged to the Global Corporate Group and the Global Retail Group respectively, merged in January, 2013 and were launched as the new MHSC. The new MHSC belonged to both of the Global Corporate Group and the Global Retail Group. In addition, beginning on April 1, 2013, the new MHSC was turned into a directly-held subsidiary of MHFG.

Operating segments of MHCB and MHBK were aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB were aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK were also aggregated into three reportable

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries that provided services to a wide range of customers and that did not belong to a specific Global Group were aggregated in Others.

Beginning on April 1, 2012, with the implementation of the “substantive one bank” structure, in addition to managing our business portfolio through the three Global Groups as described above, MHFG has also begun managing MHBK and MHCB as one entity substantively with four reportable segments: retail banking; corporate banking; international; and trading and others.

Beginning on April 1, 2013, MHFG moved to a new group operational structure and established ten business units such as personal banking unit, retail banking unit, corporate banking unit etc., and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas, based on the ten business units across MHBK and MHCB under the “substantive one bank” structure, and the existing three global groups were abolished.

In addition, MHBK and MHCB merged on July 1, 2013 and were launched as the new MHBK.

The descriptions set forth below are effective as of the balance sheet date.

The Global Corporate Group

MHCB

MHCB was the main operating company of the Global Corporate Group and provided banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment provided a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offered included commercial banking, advisory services, syndicated loan arrangements and structured finance.

(2) International

This segment mainly offered commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment supported the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It was also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also included costs incurred by headquarters functions of MHCB.

(4) MHSC

The former MHSC and the former MHIS merged to form the new MHSC in January, 2013. The new MHSC belonged to both of the Global Corporate Group and the Global Retail Group and provided full-line securities services to corporations, financial institutions, public sector entities and individuals.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Others

This segment consisted of MHCB’s subsidiaries and affiliates other than MHSC. These entities offered financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

The Global Retail Group

MHBK

MHBK was the main operating company of the Global Retail Group. MHBK provided banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branches and ATM network.

(6) Retail banking

This segment offered banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

(7) Corporate banking

This segment provided loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

(8) Trading and others

This segment supported the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It was also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also included costs incurred by headquarters functions of MHBK.

(9) The former MHIS

The former MHIS merged with the former MHSC to form the new MHSC in January, 2013. The former MHIS offered securities services to individuals and corporate customers of the Global Retail Group and provided those corporate customers with support in procuring funds through capital markets.

(10) Others

This segment consisted of MHBK’s subsidiaries and affiliates other than the former MHIS. These entities, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offered financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB was the main operating company of the Global Asset & Wealth Management Group and offered products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(12) Others

This segment included companies other than MHTB that were a part of the Global Asset & Wealth Management Group. These companies included TCSB, Mizuho Asset Management Co., Ltd., DIAM Co., Ltd., which was an equity-method affiliate, and Mizuho Private Wealth Management Co., Ltd. They offered products and services related to trust and custody, asset management and private banking.

(13) Others

This segment consisted of MHFG and its subsidiaries that did not belong to a specific Global Group but provided their services to a wide range of customers. Under this segment, the MHFG Group offered non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

The information below for reportable segments is derived from the internal management reporting system as of March 31, 2013. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2011	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	The former MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	457.0	395.8	176.0	86.3	133.5	(9.2)	70.4	614.5	571.8	248.2	266.9	56.7	0.6	42.1	43.4	42.5	0.9	(5.4)	1,109.5
Net noninterest income	483.5	282.5	115.2	56.9	110.4	158.9	42.1	294.8	237.5	34.6	124.9	78.0	49.8	7.5	126.0	81.0	45.0	11.5	915.8

Total	940.5	678.3	291.2	143.2	243.9	149.7	112.5	909.3	809.3	282.8	391.8	134.7	50.4	49.6	169.4	123.5	45.9	6.1	2,025.3
General and administrative expenses	471.3	235.0	88.8	62.1	84.1	160.9	75.4	605.3	554.8	237.7	223.7	93.4	41.0	9.5	117.5	79.0	38.5	0.2	1,194.3
Others	(56.7)	—	—	—	—	—	(56.7)	(15.9)	—	—	—	—	—	(15.9)	(2.1)	—	(2.1)	(14.6)	(89.3)

Net business profits (losses)	412.5	443.3	202.4	81.1	159.8	(11.2)	(19.6)	288.1	254.5	45.1	168.1	41.3	9.4	24.2	49.8	44.5	5.3	(8.7)	741.7

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2012	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	The former MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	468.3	395.0	171.4	90.3	133.3	(4.1)	77.4	583.9	545.4	224.3	253.7	67.4	0.7	37.8	43.4	42.7	0.7	(7.3)	1,088.3
Net noninterest income	449.4	286.8	131.3	86.9	68.6	120.5	42.1	305.8	253.3	32.1	136.8	84.4	43.9	8.6	131.2	84.3	46.9	28.4	914.8

Total	917.7	681.8	302.7	177.2	201.9	116.4	119.5	889.7	798.7	256.4	390.5	151.8	44.6	46.4	174.6	127.0	47.6	21.1	2,003.1
General and administrative expenses	465.4	244.9	88.5	60.3	96.1	144.8	75.7	608.5	556.4	218.6	227.6	110.2	40.9	11.2	117.1	78.0	39.1	15.3	1,206.3
Others	(52.1)	—	—	—	—	—	(52.1)	(14.0)	—	—	—	—	—	(14.0)	(1.9)	—	(1.9)	(9.7)	(77.7)

Net business profits (losses)	400.2	436.9	214.2	116.9	105.8	(28.4)	(8.3)	267.2	242.3	37.8	162.9	41.6	3.7	21.2	55.6	49.0	6.6	(3.9)	719.1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
2013	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	The former MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)	Others (13)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	486.1	401.7	157.0	109.6	135.1	(4.9)	89.3	550.6	513.8	210.6	234.3	68.9	0.4	36.4	40.5	41.1	(0.6)	(1.3)	1,075.9
Net noninterest income	572.8	333.4	141.1	104.7	87.6	184.2	55.2	360.3	313.7	37.4	162.0	114.3	35.1	11.5	130.9	82.5	48.4	31.8	1,095.8

Total	1,058.9	735.1	298.1	214.3	222.7	179.3	144.5	910.9	827.5	248.0	396.3	183.2	35.5	47.9	171.4	123.6	47.8	30.5	2,171.7
General and administrative expenses	471.9	241.1	80.0	61.5	99.6	142.8	88.0	568.2	524.4	209.3	216.7	98.4	30.7	13.1	114.3	74.3	40.0	16.6	1,171.0
Others	(50.0)	—	—	—	—	—	(50.0)	(7.4)	—	—	—	—	—	(7.4)	(1.7)	—	(1.7)	(29.4)	(88.5)

Net business profits (losses)	537.0	494.0	218.1	152.8	123.1	36.5	6.5	335.3	303.1	38.7	179.6	84.8	4.8	27.4	55.4	49.3	6.1	(15.5)	912.2

Notes:

(1)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(2)	Beginning the fiscal year ended March 31, 2013, with the implementation of the “substantive one bank” structure, new allocation methods among segments within MHCB and MHBK have been applied to the calculation of the respective “Gross profits” and “General and administrative expenses”. Figures for the fiscal year ended March 31, 2012 have been reclassified under new allocation methods.
(3)	As for the fiscal year ended March 31, 2013, “MHSC (4)” reports the sum of the performance of the former MHSC for the first three quarters and the new MHSC for the fourth quarter, following the merger of the former MHSC and the former MHIS conducted in January 2013. “The former MHIS (9)” reports the performance of the former MHIS for the first three quarters.

“Substantive One Bank” Structure

	MHBK and MHCB (“Substantive One Bank” Structure)
2011	Retail banking	Corporate banking	International	Trading and others	Total
	(in billions of yen)
Gross profits:
Net interest income	248.2	442.9	86.3	190.2	967.6
Net noninterest income	34.6	240.1	56.9	188.4	520.0

Total	282.8	683.0	143.2	378.6	1,487.6
General and administrative expenses	237.7	312.5	62.1	177.5	789.8
Others	—	—	—	—	—

Net business profits	45.1	370.5	81.1	201.1	697.8

	MHBK and MHCB (“Substantive One Bank” Structure)
2012	Retail banking	Corporate banking	International	Trading and others	Total
	(in billions of yen)
Gross profits:
Net interest income	224.3	425.1	90.3	200.7	940.4
Net noninterest income	32.1	268.1	86.9	153.0	540.1

Total	256.4	693.2	177.2	353.7	1,480.5
General and administrative expenses	218.6	316.1	60.3	206.3	801.3
Others	—	—	—	—	—

Net business profits	37.8	377.1	116.9	147.4	679.2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHBK and MHCB (“Substantive One Bank” Structure)
2013	Retail banking	Corporate banking	International	Trading and others	Total
	(in billions of yen)
Gross profits:
Net interest income	210.6	391.3	109.6	204.0	915.5
Net noninterest income	37.4	303.1	104.7	201.9	647.1

Total	248.0	694.4	214.3	405.9	1,562.6
General and administrative expenses	209.3	296.7	61.5	198.0	765.5
Others	—	—	—	—	—

Net business profits	38.7	397.7	152.8	207.9	797.1

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

A reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2011, 2012 and 2013 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	2011	2012	2013
	(in billions of yen)
Net business profits	741.7	719.1	912.2

U.S. GAAP adjustments	(98.4)	87.2	129.2
(Provision) credit for loan losses	(0.6)	23.0	(139.9)
Net gains (losses) related to equity investments	2.2	(90.5)	28.2
Non-recurring personnel expense	(22.8)	(39.3)	(23.5)
Gains on disposal of premises and equipment	13.5	19.9	12.4
(Provision) credit for losses on off-balance-sheet instruments	(4.4)	1.2	(4.6)
Others—net	(19.8)	(57.8)	(28.8)

Income before income tax expense	611.4	662.8	885.2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Foreign activities

The following table presents consolidated income statement and total assets information by major geographic area. Foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as the MHFG Group’s operations are highly integrated globally, estimates and assumptions have been made for an allocation among the geographic areas.

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2011:
Total revenue (1)	1,943.1	281.6	128.0	144.0	2,496.7
Total expenses (2)	1,627.8	111.6	69.5	76.4	1,885.3

Income before income tax expense	315.3	170.0	58.5	67.6	611.4

Net income	133.7	165.8	57.5	61.1	418.1

Total assets at end of fiscal year	125,412.6	21,795.4	8,521.6	6,256.1	161,985.7

Fiscal year ended March 31, 2012:
Total revenue (1)	1,965.7	251.3	132.0	178.2	2,527.2
Total expenses (2)	1,561.2	104.0	102.9	96.3	1,864.4

Income before income tax expense	404.5	147.3	29.1	81.9	662.8

Net income	419.2	131.2	28.1	70.5	649.0

Total assets at end of fiscal year	124,443.6	25,368.9	8,868.5	7,680.6	166,361.6

Fiscal year ended March 31, 2013:
Total revenue (1)	2,190.7	383.7	125.8	162.6	2,862.8
Total expenses (2)	1,668.9	140.5	48.4	119.8	1,977.6

Income before income tax expense	521.8	243.2	77.4	42.8	885.2

Net income	524.7	252.3	75.0	29.2	881.2

Total assets at end of fiscal year	126,768.8	31,168.8	10,591.2	10,218.2	178,747.0

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2012	2013
	(in millions of yen)
Assets:
Cash and due from banks	167	200
Interest-bearing deposits in other banks	14,286	26,165
Investments in subsidiaries and affiliated companies	5,817,075	6,962,630
Other	79,328	152,351

Total	5,910,856	7,141,346

Liabilities and shareholders’ equity:
Short-term borrowings	1,181,070	1,146,995
Long-term debt	240,000	240,000
Other liabilities	19,020	26,231
Shareholders’ equity	4,470,766	5,728,120

Total	5,910,856	7,141,346

Condensed statements of income

	2011	2012	2013
	(in millions of yen)
Income:
Dividends from subsidiaries	16,544	7,955	233,056
Management fees from subsidiaries	29,879	29,747	28,835
Other income	22,157	12,643	34,668

Total	68,580	50,345	296,559

Expenses:
Operating expenses	19,674	21,260	21,075
Interest expense	16,165	16,383	15,870
Other expense	4,471	1,431	1,207

Total	40,310	39,074	38,152

Equity in undistributed net income of subsidiaries	384,463	645,308	617,565

Income before income tax expense	412,733	656,579	875,972
Income tax expense	64	190	560

Net income	412,669	656,389	875,412

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2011	2012	2013
	(in millions of yen)
Cash flows from operating activities:
Net income	412,669	656,389	875,412
Adjustments and other	(396,510)	(644,977)	(685,149)

Net cash provided by operating activities	16,159	11,412	190,263

Cash flows from investing activities:
Payments for purchases of securities of subsidiaries	(751,620)	(212)	—
Net change in other investing activities	(43,582)	80	1,570

Net cash provided by (used in) investing activities	(795,202)	(132)	1,570

Cash flows from financing activities:
Net change in short-term borrowings	161,265	60,000	(40,000)
Proceeds from issuance of common stock	751,620	146,499	—
Purchases of treasury stock	(3)	(2,560)	(7)
Dividends paid	(134,644)	(215,937)	(152,542)
Net change in other financing activities	818	730	749

Net cash provided by (used in) financing activities	779,056	(11,268)	(191,800)

Net increase in cash and due from banks	13	12	33
Cash and due from banks at beginning of fiscal year	142	155	167

Cash and due from banks at end of fiscal year	155	167	200

32. Subsequent events

Acquisition and cancellation of thirteenth series class XIII preferred stock

On July 11, 2013, MHFG acquired and cancelled all of the shares of the thirteenth series class XIII preferred stock. The details are as follows.

(1) Aggregate number of shares acquired	36,690,000 shares
(2) Acquisition price per share	¥1,008.384
(3) Total amount of acquisition	¥36,997,608,960
(4) Aggregate number of share cancelled	36,690,000 shares
(all of the shares of the thirteenth series class XIII preferred stock acquired, as described in (1) above)
(5) Date of acquisition and cancellation	July 11, 2013

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Yasuhiro Sato
Name: Yasuhiro Sato
Title: President & CEO

July 23, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 27, 2013 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 8, 2003, June 27, 2006 and April 1, 2013 (English Translation)

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 and July 1, 2013 (English Translation)

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 4, 2013 (English Translation)

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.***

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
**	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.