Form 20-F
period 2014-03-31
MIZUHO FINANCIAL GROUP INC
filed 2014-07-25
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2014

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

1-5-5 Otemachi

Chiyoda-ku, Tokyo 100-8176

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

At March 31, 2014, the following shares of capital stock were issued: (1) 24,263,885,187 shares of common stock (including 10,637,825 shares of common stock held by the registrant as treasury stock), (2) 914,752,000 shares of eleventh series class XI preferred stock (including 602,100,700 shares of eleventh series class XI preferred stock held by the registrant as treasury stock).

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

On July 1, 2013, a merger between the former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. In this annual report, “Mizuho Bank” refers to the post-merger entity, while the “former Mizuho Bank” and the “former Mizuho Corporate Bank” refer to pre-merger Mizuho Bank and pre-merger Mizuho Corporate Bank, respectively.

In this annual report, “our principal banking subsidiaries” refer to Mizuho Bank and Mizuho Trust & Banking Co., Ltd. (or with respect to references as of a date, or for periods ending, before July 1, 2013, to the former Mizuho Bank, the former Mizuho Corporate Bank and Mizuho Trust & Banking).

In this annual report, references to “U.S. dollars,” “dollars” and “$” refer to the lawful currency of the United States and those to “yen” and “¥” refer to the lawful currency of Japan.

In this annual report, yen figures and percentages have been rounded to the figures shown. However, in some cases, figures presented in tables have been adjusted to match the sum of the figures with the total amount, and such figures may also be referred to in the related text. In addition, yen figures and percentages in “Item 3.A. Key Information—Selected Financial Data—Japanese GAAP Selected Consolidated Financial Information” and others that are specified have been truncated to the figures shown.

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

This annual report contains forward-looking statements regarding the intent, belief, current expectations and targets of our management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Potential risks and uncertainties include, without limitation, the following:

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this annual report.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2012, 2013 and 2014 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2010	2011	2012	2013	2014
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,632,282	¥1,460,184	¥1,437,086	¥1,423,375	¥1,422,799
Interest expense	528,159	448,857	415,959	412,851	401,565

Net interest income	1,104,123	1,011,327	1,021,127	1,010,524	1,021,234
Provision (credit) for loan losses	222,102	647	(23,044)	139,947	(126,230)

Net interest income after provision (credit) for loan losses	882,021	1,010,680	1,044,171	870,577	1,147,464
Noninterest income	1,330,847	1,036,532	1,090,135	1,439,419	1,082,834
Noninterest expenses	1,526,413	1,435,855	1,471,471	1,424,816	1,503,955

Income before income tax expense (benefit)	686,455	611,357	662,835	885,180	726,343
Income tax expense (benefit)	(360,195)	193,227	13,878	4,024	226,108

Net income	1,046,650	418,130	648,957	881,156	500,235
Less: Net income (loss) attributable to noncontrolling interests	46,961	5,461	(7,432)	5,744	1,751

Net income attributable to MHFG shareholders	¥999,689	¥412,669	¥656,389	¥875,412	¥498,484

Net income attributable to common shareholders	¥988,603	¥403,231	¥647,717	¥867,191	¥491,739
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥70.55	¥20.44	¥28.07	¥36.05	¥20.33
Diluted earnings per common share—net income attributable to common shareholders	¥61.64	¥19.22	¥26.78	¥34.47	¥19.64
Number of shares used to calculate basic earnings per common share (in thousands)	14,013,058	19,722,818	23,073,544	24,053,282	24,189,670
Number of shares used to calculate diluted earnings per common share (in thousands)	16,200,812	21,415,109	24,469,539	25,365,229	25,371,252
Cash dividends per share declared during the fiscal year(1):
Common stock	¥10.00	¥8.00	¥6.00	¥6.00	¥6.00
	$0.11	$0.10	$0.07	$0.06	$0.06
Eleventh series class XI preferred stock	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.21	$0.24	$0.24	$0.21	$0.19
Thirteenth series class XIII preferred stock(2)	¥30.00	¥30.00	¥30.00	¥30.00	¥30.00
	$0.32	$0.36	$0.36	$0.32	$0.29

	As of and for the fiscal years ended March 31,
	2010	2011	2012	2013	2014
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥158,351,456	¥161,985,670	¥166,361,633	¥178,746,994	¥175,699,346
Loans, net of allowance	62,903,418	63,955,284	65,306,370	69,060,526	72,858,777
Total liabilities	155,019,438	157,950,314	161,714,609	172,889,899	169,077,975
Deposits	86,776,251	89,215,627	91,234,380	100,221,556	102,610,154
Long-term debt	8,482,434	8,953,496	8,461,818	8,802,223	9,853,941
Common stock	4,324,705	5,164,160	5,427,992	5,460,821	5,489,295
Total MHFG shareholders’ equity	2,966,215	3,673,487	4,470,766	5,728,120	6,378,470
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.62%	0.25%	0.39%	0.50%	0.27%
Net income attributable to common shareholders as a percentage of average MHFG shareholders’ equity	39.99%	12.63%	15.56%	18.76%	9.64%
Dividends per common share as a percentage of basic earnings per common share	11.34%	29.35%	21.38%	16.64%	31.97%
Average MHFG shareholders’ equity as a percentage of total average assets	1.56%	2.01%	2.53%	2.67%	2.84%
Net interest income as a percentage of total average interest-earning assets	0.82%	0.75%	0.71%	0.66%	0.64%

Notes:

(1)	Yen amounts are expressed in U.S. dollars at the rate of ¥93.40 = $1.00, ¥82.76 = $1.00, ¥82.41 = $1.00, ¥94.16 = $1.00 and ¥102.98 = $1.00 for the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	On July 11, 2013, we acquired and subsequently cancelled all of the thirteenth series class XIII preferred stock.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2010	2011	2012	2013	2014
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,571,994	¥1,457,687	¥1,423,564	¥1,421,609	¥1,417,569
Interest expense	420,287	348,242	335,223	345,710	309,266

Net interest income	1,151,707	1,109,444	1,088,340	1,075,898	1,108,303
Fiduciary income	49,100	49,388	49,014	48,506	52,014
Net fee and commission income(1)	466,040	458,824	458,933	507,378	560,768
Net trading income	312,330	243,983	150,317	215,033	187,421
Net other operating income	17,436	163,680	256,468	324,899	126,774
General and administrative expenses(1)	1,317,247	1,277,848	1,283,847	1,244,647	1,258,227
Other income	266,125	156,212	263,024	198,063	344,275
Other expenses	567,728	268,261	265,803	407,299	135,962

Income before income taxes and minority interests	377,765	635,425	716,449	717,832	985,366
Income taxes:
Current(2)	18,040	18,336	55,332	50,400	137,010
Deferred	25,108	120,123	97,494	7,461	77,960
Income before minority interests	334,617	496,965	563,621	659,970	770,396
Minority interests in net income	95,212	83,736	79,102	99,454	81,980

Net income	¥239,404	¥413,228	¥484,519	¥560,516	¥688,415

Net income per share:
Basic	¥16.29	¥20.47	¥20.62	¥22.96	¥28.18
Diluted	15.57	19.27	19.75	22.05	27.12
Cash dividends per share declared during the fiscal year(3):
Common stock(4)	¥10.00	¥8.00	¥6.00	¥6.00	¥6.00
	$0.11	$0.10	$0.07	$0.06	$0.06
Eleventh series class XI preferred stock(4)	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.21	$0.24	$0.24	$0.21	$0.19
Thirteenth series class XIII preferred stock(5)	¥30.00	¥30.00	¥30.00	¥30.00	¥30.00
	$0.32	$0.36	$0.36	$0.32	$0.29
Balance sheet data:
Total assets	¥156,253,572	¥160,812,006	¥165,360,501	¥177,411,062	¥175,822,885
Loans and bills discounted(6)	62,164,579	62,777,757	63,800,509	67,536,882	69,301,405
Securities	43,096,460	44,782,067	51,392,878	53,472,399	43,997,517
Deposits(7)	86,627,588	88,884,158	90,636,656	99,568,737	101,811,282
Net assets	5,837,053	6,623,999	6,869,295	7,736,230	8,304,549
Risk-adjusted capital data (Basel II)(8):
Tier 1 capital	¥5,173,496	¥6,170,210	¥6,398,953	n.a.	n.a.
Total risk-based capital	7,658,062	7,910,970	7,775,093	n.a.	n.a.
Risk-weighted assets	56,863,252	51,693,835	50,144,934	n.a.	n.a.
Tier 1 capital ratio	9.09%	11.93%	12.76%	n.a.	n.a.
Capital adequacy ratio	13.46	15.30	15.50	n.a.	n.a.

	As of and for the fiscal years ended March 31,
	2010	2011	2012	2013	2014
	(in millions of yen, except per share data and percentages)
Risk-adjusted capital data (Basel III)(8):
Common Equity Tier 1 capital	n.a.	n.a.	n.a.	¥4,803,820	¥5,304,408
Tier 1 capital	n.a.	n.a.	n.a.	6,487,449	6,844,734
Total capital	n.a.	n.a.	n.a.	8,344,509	8,655,971
Risk-weighted assets	n.a.	n.a.	n.a.	58,823,585	60,287,460
Common Equity Tier 1 capital ratio	n.a.	n.a.	n.a.	8.16%	8.79%
Tier 1 capital ratio	n.a.	n.a.	n.a.	11.02	11.35
Total capital ratio	n.a.	n.a.	n.a.	14.18	14.35

Notes:

(1)	For the fiscal year ended March 31, 2012, certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and administrative expenses” by Mizuho Trust & Banking until the previous fiscal year, have been included in “Net fee and commission income” as “Fee and commission expenses,” and reclassification of prior year figures has been made accordingly.
(2)	Includes refund of income taxes.
(3)	Yen amounts are expressed in U.S. dollars at the rate of ¥93.40 = $1.00, ¥82.76 = $1.00, ¥82.41 = $1.00, ¥94.16 = $1.00 and ¥102.98 = $1.00 for the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(4)	In June 2014, we declared and paid annual dividends of ¥6.5 per share of common stock and ¥20 per share of eleventh series class XI preferred stock for the fiscal year ended March 31, 2014.
(5)	On July 11, 2013, we acquired and subsequently cancelled all of the thirteenth series class XIII preferred stock. Accordingly, cash dividend payments related to the thirteenth series class XIII preferred stock for the fiscal year ended March 31, 2014 will not be declared during the fiscal year ending March 31, 2015.
(6)	Bills discounted refer to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(7)	Includes negotiable certificates of deposit.
(8)	Risk-adjusted capital data are calculated on a Basel II basis until the fiscal year ended March 31, 2012, and on a Basel III basis from the fiscal year ended March 31, 2013. We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

There are certain differences between U.S. GAAP and Japanese GAAP. The differences between U.S. GAAP and Japanese GAAP applicable to us primarily relate to the accounting for derivative financial instruments and hedging activities, investments, loans, allowances for loan losses and off-balance-sheet instruments, premises and equipment, real estate sales and leasebacks, land revaluation, business combinations, pension liabilities, consolidation of variable interest entities and deferred taxes. See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP.”

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

Fiscal years ended (ending) March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2010	¥100.71	¥86.12	¥92.49	¥93.40
2011	94.68	78.74	85.00	82.76
2012	85.26	75.72	78.86	82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015 (through July 18)	103.94	101.26	101.64	101.37

Calendar year 2014
January	¥104.87	¥102.20	—	—
February	102.71	101.11	—	—
March	103.38	101.36	—	—
April	103.94	101.43	—	—
May	102.34	101.26	—	—
June	102.69	101.28	—	—
July (through July 18)	102.19	101.26	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of July 18, 2014 was ¥101.37 = $1.00.

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

The market liquidity of the various marketable assets that we hold may decrease significantly due to turmoil in financial markets and other factors, and the value of such assets could decline as a result. If factors such as turmoil in global financial markets or the deterioration of economic or financial conditions cause the market liquidity of our assets to decrease significantly, our financial condition and results of operations could be materially and adversely affected.

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

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines which generally reflect rules in the Basel III text and became effective as of March 31, 2013. Furthermore, the Financial Stability Board named us as one of 29 global systemically important banks (“G-SIBs”) in November 2013. The group of G-SIBs will be updated annually and published by the Financial Stability Board each November. If we are deemed a G-SIB in or after November 2014, we may be subject to additional capital requirements. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

For example, the additional collateral requirement in connection with our derivative contracts, absent other changes, assuming a downgrade occurred on March 31, 2014, would have been approximately $23 million for a one-notch downgrade and approximately $154 million for a two-notch downgrade. The foregoing figures do not take into account the minority of derivative contracts for which additional collateral requirements are not specifically prescribed and are thus subject to individual negotiations.

As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business will be adversely affected if we encounter difficulties in raising funds.

We rely principally on deposits and bonds as our funding sources. In addition, we also raise funds in the financial markets. Our efforts to maintain stable funding, such as setting maximum limits on financial market funding and monitoring our liquidity position to apply appropriate funding policies, may not be sufficient to prevent significant increases in our funding costs or cash flow problems if we encounter difficulties in attracting deposits or otherwise raising funds. Such difficulties could result, among other things, from any of the following:

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

Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations, but they may not be effective in preventing all future violations. On September 27, 2013, Mizuho Bank received a business improvement order from the Financial Service Agency identifying serious problems in our posture toward administrative control, internal control and legal/regulatory compliance relating to transactions with anti-social elements with respect to certain domestic captive loan transactions with a consumer credit company. Furthermore, on December 26, 2013, based on the results of reports by Mizuho Financial Group and Mizuho Bank in the course of related inspections by the Financial Service Agency, both Mizuho Financial Group and Mizuho Bank received business improvement orders from the Financial Service Agency, including an order for Mizuho Bank to suspend new credit-offering transactions of the captive loan operations in question. We have taken this incident very seriously, and both Mizuho Financial Group and Mizuho Bank have been implementing measures to strengthen efforts to eliminate any connections with anti-social elements and further enhance our group governance in accordance with the business improvement plans submitted by Mizuho Financial Group and Mizuho Bank to the Financial Service Agency on January 17, 2014. Future violations of laws and regulations could result in regulatory action and harm our reputation, and our business, financial condition and results of operations could be materially and adversely affected.

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

We handle various confidential or non-public information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those designed to meet the strict requirements of the Personal Information Protection Act of Japan, may not be effective in preventing all such problems. Leakage of important information in the future could result in liabilities and regulatory actions and may also lead to significant harm to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

As a New York Stock Exchange-listed company and an SEC registrant, we have developed disclosure controls and procedures and internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC promulgated pursuant thereto. Our management reports on, and our independent registered public accounting firm attests to, the effectiveness of our internal controls over financial reporting, as required, in our annual report on Form 20-F. In addition, our management is required to report on our internal control over financial reporting, and our independent registered public accounting firm is required to provide its opinion concerning the report of our management, in accordance with the Financial Instruments and Exchange Act of Japan. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to address them in a timely manner or at all. Furthermore, even if our management concludes that our internal control over financial reporting are effective, our independent registered public accounting firm may still be unable to issue a report that concludes that our internal control over financial reporting are effective. In either case, we may lose investor confidence in the reliability of our financial statements.

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

As a holding company, we rely on dividend payments from our banking and other subsidiaries for almost all of our income. As a result of restrictions, such as those on distributable amounts under Japan’s Companies Act, or otherwise, our banking and other subsidiaries may decide not to pay dividends to us. In addition, we may experience difficulty in making, or become unable to make, dividend payments to our shareholders and dividend payments on the preferred securities issued by our overseas special purpose companies due to the deterioration of our results of operations and financial condition and/or the restrictions under the Companies Act or due to the strengthening of bank capital regulations. For more information on restrictions to dividend payments under the Companies Act, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

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

We are subject to general laws, regulations and accounting rules applicable to our business activities in and outside of Japan. We are also subject to various laws and regulations applicable to financial institutions such as the Banking Act, including capital adequacy requirements, in and outside of Japan. If the laws and regulations that are applicable to us are amended or otherwise changed, such as in a way that restricts us from engaging in business activities that we currently conduct, our business, financial condition and results of operations could be materially and adversely affected.

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

Our articles of incorporation, our regulations of board of directors and Japan’s Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from or less clearly defined than those that would apply if we were incorporated in another jurisdiction. For example, under the Companies Act, only holders of 3% or more of the total voting rights or total outstanding shares are entitled to examine our accounting books and records. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of jurisdictions within the United States or other countries. For more information on the rights of shareholders under Japanese law, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

It may not be possible for investors to effect service of process within the United States upon us or our directors, executive officers or senior management, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation incorporated under the laws of Japan. Almost all of our directors, executive officers and senior management reside outside the United States. Many of the assets of us and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

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

A further major step in the Mizuho group’s development occurred in April 2002 when the operations of our three predecessor banks were realigned through a corporate split and merger process under Japanese law into a wholesale banking subsidiary, the former Mizuho Corporate Bank, and a banking subsidiary serving primarily retail and small and medium-sized enterprise customers, the former Mizuho Bank. As an additional step for realigning the group structure, Mizuho Financial Group was established on January 8, 2003 as a corporation organized under the laws of Japan, and on March 12, 2003, it became the holding company for the Mizuho group through a stock-for-stock exchange with Mizuho Holdings, which became an intermediate holding company focused on management of the Mizuho group’s banking and securities businesses. The legal and commercial name of the company is Mizuho Financial Group, Inc.

In May 2003, we initiated a project to promote early corporate revitalization of customers in need of revitalization or restructuring and to separate the oversight of restructuring borrowers from the normal credit origination function. In July 2003, our three principal banking subsidiaries, the former Mizuho Corporate Bank, the former Mizuho Bank and Mizuho Trust & Banking each transferred loans, equity securities and other claims outstanding relating to approximately 950 companies to new subsidiaries that they formed. In October 2005, based on the significant reduction in the balance of impaired loans held by these new subsidiaries, which we call the “revitalization subsidiaries,” we deemed the corporate revitalization project to be complete, and each of the revitalization subsidiaries was merged into its respective banking subsidiary parent.

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

In September 2011, Mizuho Trust & Banking became a wholly-owned subsidiary of Mizuho Financial Group, Mizuho Securities became an unlisted subsidiary of the former Mizuho Corporate Bank and Mizuho Investors Securities became a wholly-owned subsidiary of the former Mizuho Bank, through their respective stock-for- stock exchanges. The purpose of these stock-for-stock exchanges is to further enhance the “group collective capabilities” by integrating group-wide business operations and optimizing management resources such as workforce and branch network.

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

In July 2013, the former Mizuho Bank and the former Mizuho Corporate Bank merged, and the former Mizuho Corporate Bank, the surviving company, changed its trade name to Mizuho Bank, Ltd. The purpose of the merger is to become able to provide directly and promptly diverse and functional financial services to both the former Mizuho Bank and the former Mizuho Corporate Bank customers, utilizing the current “strengths” and “advantages” of the former Mizuho Bank and the former Mizuho Corporate Bank, and to continue to improve customer services by further enhancing group collaboration among the banking, trust and securities functions and, at the same time, to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.

Other Information

Our registered address is 1-5-5 Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan, and our telephone number is 81-3-5224-1111.

4.B. Business Overview

General

We engage in banking, trust banking, securities and other businesses related to financial services.

We were established under a financial holding company structure in September 2000 ahead of other major Japanese financial groups. Since an internal reorganization in April 2002, we have strived to enhance our profitability by providing customers with quality financial services through mutual cooperation among our legally separate group companies based on customer segments and functions centered on the holding company.

During the fiscal year 2013, the initial fiscal year of the medium-term business plan for three fiscal years, “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” we pursued unified strategies across the group-wide banking, trust banking and securities business areas and steadily promoted the establishment of an advanced group management structure. Specifically, by taking advantage of the strengths and competitiveness of being a comprehensive financial group that holds its own bank, trust bank and securities company, we established a structure for each segment, redefined it in a more detailed manner based on customer needs and ensured the provision of appropriate business solutions corresponding to the needs of each customer. In addition, we have strengthened business promotion activities and have developed various financial services in a swift manner through group-wide collaboration in response to various customer needs through cross-organizational development of financial know-how and industry knowledge of the group companies. Moreover, in order to provide further enhanced, comprehensive financial services, we have promoted the establishment of joint branches that leverage banking, trust and securities functions.

On July 1, 2013, a merger between the former Mizuho Bank and the former Mizuho Corporate Bank came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. The two former banks had worked tirelessly since their inception in April 2002 to provide services that comprehensively met the characteristics and needs of each of our customers, and Mizuho Bank prepared a structure to respond to our customers’ varying needs accurately and expeditiously by making optimal use of the strengths and advantages that the two banks had cultivated.

We will continue the steady implementation of the medium-term business plan for the fiscal year ending March 31, 2015, the second fiscal year of the medium-term business plan. In addition, we will further accelerate the unified strategies across the group-wide banking, trust banking and securities business areas in order to further advance One MIZUHO and will strengthen our group governance and continuously promote actions for the establishment of a strong corporate culture in order to promote the development of the foundations that support One MIZUHO.

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

Banking Business

Mizuho Bank provides a wide range of financial products and services to individual and corporate customers:

•	Deposits, including ordinary deposits, time deposits and foreign currency deposits;

•

Lending, including loans for working capital or capital expenditure of corporate customers, initiatives for strategic financial raising such as syndicated loans, housing loans and card loans for individual customers;

•	Domestic exchange settlement, including exchange for remittance, credit to current accounts and money collection services;

•	Foreign exchange transaction services, including various foreign exchange services relating to international transactions such as imports, exports and foreign remittance; and

•	Other financial products and services

Trust Banking Business: Mizuho Trust & Banking

Mizuho Trust & Banking is a trust bank that provides individual and corporate customers with products and services utilizing trusts. We respond to our customers’ various needs by providing appropriate solutions developed based on our specialized expertise as a trust bank. Through such measures, we aim to become the “trust bank that is most trusted by customers.” In addition, we actively strive to open new frontiers in the trust business, including through the development of new products.

Trust Banking Business

Business for Corporate Customers

For corporate customers, we provide trust-related solutions that cross over each of the product lines of the Mizuho group by fully utilizing its trust functions as well as consulting functions with respect to the following business areas:

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

Business for Individual Customers

For individual customers, we offer solutions unique to trust banks related to the following business areas. In addition, for business owners, we provide services for their business as well as asset management services for both their corporate and personal needs:

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

Securities Business: Mizuho Securities

Mizuho Securities, as the group’s full-line securities company and investment bank, collaborates closely with Mizuho Bank, Mizuho Trust & Banking and other group companies and aims “to provide growth capital through markets and contribute to the economic growth of Japan, Asia and the world through sound development of markets as a participant of financial and capital markets,” and “to become a company that supports its customers to build up their assets and enhance their corporate value, and shares the joy with them.”

We provide one-stop financial services to customers by providing financial services at joint branches of Mizuho Securities and Mizuho Bank (called “Planet Booth”) as well as engaging in the financial products brokerage business with Mizuho Bank and the trust agency business with Mizuho Trust & Banking.

Investment Banking Business

We provide comprehensive support for customers in establishing their management strategies and financing by engaging in businesses related to equity underwriting, support for initial public offerings, investor relations consulting and provision of solutions such as advisory services for financial and capital strategies in addition to the domestic bond underwriting, structured finance businesses and financial advisory business including mergers and acquisitions where we hold leading market positions in Japan. In order to respond to the funding needs of our overseas customers, we are focused on our bond underwriting operations and other operations in collaboration with Mizuho Bank.

In addition, with an aim to provide advanced solutions in banking and securities businesses, we have also introduced a double-hat structure with Mizuho Bank and meet our customers’ needs by unifying banking, trust banking and securities functions of the Mizuho group.

Market and Product Business

As a market leader in the fixed income business mainly in the yen-denominated bond market, we provide products and services that suit our customers’ investment strategies, engage in proactive market making and offer high-quality information.

In the equities business, we appropriately meet the sophisticated needs of our customers by strengthening our pan-Asia research platform and enhancing investor relations services that target domestic and overseas investors as well as strengthening our sales and trading framework. Moreover, we enjoy a strong reputation for our research capabilities among institutional investors.

Other Businesses Related to Financial Services

We provide various other financial services through major group companies.

Trust & Custody Services Bank

Trust & Custody Services Bank, Ltd., as a trust bank specialized in asset administration, provides a wide range of products, including trust services and various custody services, to promptly meet the diversifying needs of customers such as financial institutions and institutional investors.

Mizuho Asset Management & DIAM

Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. (an equity method affiliate of ours), provide quality asset management products and services for our group companies and customers that reflect their respective strengths. Each company offers a variety of investment trust products that meet the increasingly sophisticated and diverse needs of our customers.

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

Mizuho Private Wealth Management

Mizuho Private Wealth Management offers consulting services tailored to the needs of its ultra high net worth customers. These services range from consulting on customers’ financial needs, such as wealth management, arranging for business and assets succession and related services to advise customers on individual matters, including managing the health of the customers themselves and family members and their children’s education.

“One MIZUHO New Frontier Plan:– Stepping up to the Next Challenge—”

We commenced our new medium-term business plan for the three years from the fiscal year ended March 31, 2014. We named this proactive business plan the “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” and it aims to launch the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. As part of this plan, we developed five basic policies reflecting Mizuho’s vision for our future, the necessary elements for the new frontier of finance, and our future direction based on an analysis of our current situation, and also, adding more detail to these five basic policies, we developed ten basic strategies in terms of business strategy and management foundations as follows:

Mizuho’s Vision

As well as establishing a new, common corporate identity (further details below) for the group as part of our actions toward forming a new, common corporate culture as we push forward toward the new Mizuho as a unified group, we developed the following vision for our future as part of our new corporate identity, and we set the same vision for our medium-term business plan:

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.

•	The most trusted financial services group

•	The best financial services provider

•	The most cohesive financial services group

Five Basic Policies

Based on Mizuho’s vision, the necessary elements for the new frontier of finance, and our future direction based on an analysis of Mizuho’s current situation, we developed the following five basic policies as part of the medium-term business plan:

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

Ten Basic Strategies

Adding more detail to the five basic policies under the medium-term business plan, we also developed ten basic strategies in terms of business strategy and management foundations as follows:

Business Strategy

•	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments.

•	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

•	Support formation of personal financial assets in Japan and invigorate their investment.

•	Strengthen proactive risk-taking functions for growth industries and corporations.

•	Strengthen and expand Asia-related business in Japan and on a global basis.

•	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

Business Management, Management Foundations, etc.

•	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

•	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

•	Further strengthen proactive governance and risk management.

•	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward becoming the best financial services provider.

Advanced Group Management Structure

With an aim to establish our advanced group management structure, we turned Mizuho Securities, a consolidated subsidiary of Mizuho Financial Group, into a directly-held subsidiary of Mizuho Financial Group in April 2013 and moved to a new group capital structure that places banking, trust banking, securities and other major group companies under the direct control of Mizuho Financial Group. In July 2013, we consummated the merger of the former Mizuho Bank and the former Mizuho Corporate Bank.

In addition, from April 2013, we have been promoting business strategies across the group-wide banking, trust banking, securities and other business areas and moved to a new group operational structure that enables us to determine strategies and initiatives and formulate business plans. Specifically, the President and Chief Executive Officer of Mizuho Bank, the President of Mizuho Trust & Banking and Mizuho Securities became standing members of the Executive Management Committee of Mizuho Financial Group. In addition, we established ten business units and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking and securities business areas.

Furthermore, we established five group strategy conferences concerning the strategies for retail (personal), wholesale (corporate), international (overseas), asset management and markets, as forums to comprehensively deliberate on important matters in terms of group business strategy among units.

For further information of the ten business units, see “Group Operations” below.

Enhancing Our Group Governance

In order to fulfill our social responsibilities as a member of the global financial community, we will make efforts to further enhance our group governance and strengthen our crisis management capabilities, in addition to our efforts to further facilitate the progress of our business model. In light of the further strengthening of the business strategy planning and promotion function and of the group governance of the group, it was decided that certain measures, including appointment of officers who are responsible for multiple units and review of the structure whereby concurrent positions are held by certain people among the group’s corporate planning and management personnel, were implemented from April 2014.

We transformed ourselves into a “Company with Committees” upon the approval at the general meeting of the shareholders in June 2014. The basic policy regarding the enhancement of corporate governance, through measures such as the transformation into a “Company with Committees,” is as follows: to secure the effectiveness of corporate governance by ensuring the separation of supervision and management and making supervision of management such as the execution of duties by executive officers the primary focus of the Board of Directors and to make it possible for management to make swift and flexible decisions and realize expeditious corporate management by the Board of Directors’ delegating decisions on business execution to executive officers. In addition, the utilization of committees, etc., consisting mainly of outside directors, helps secure transparency and fairness in decision-making processes and the effective supervision of management. We also actively adopt operations and practices that are recommended at a global level regarding corporate governance through such measures as the appointment of the Chairman of the Board of Directors, in principal, from among our outside directors. As for the strengthening of our crisis management capabilities, through newly-established designated organizations, we will continue to establish systems that will respond appropriately to crises by accurately detecting signs and indicators of crises in advance, in addition to our effort to strengthen the ability to respond to emergency situations or events of emergency. At the same time, we will continue to take measures to enhance risk governance by taking into consideration global trends relating to regulations.

Furthermore, we will continuously make efforts to establish a strong corporate culture that supports strong group governance.

Mizuho Corporate Identity

“Mizuho’s Corporate Identity,” which consists of Corporate Philosophy, Vision and The Mizuho Values, serves as the concept that forms the basis of all activities that we conduct.

Mizuho’s Corporate Identity:

1.	Corporate Philosophy: Mizuho’s fundamental approach to business activities, based on the raison d’etre of Mizuho

2.	Vision: Mizuho’s vision for the future, realized through the practice of “Corporate Philosophy”

3.	The Mizuho Values: The shared values and principles of Mizuho’s personnel, uniting all executives and employees together to pursue “Vision”

Brand Strategy

Mizuho adopts a brand slogan, “One Mizuho: Building the future with you,” to indicate our commitment to become “The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.”

All Mizuho employees are committed to realizing the ideas embodied in our brand slogan, and together we aim to help Mizuho achieve its vision for the future.

Group Operations

Group Operational Structure

We established ten business units to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas.

Personal Banking Unit

The Personal Banking Unit provides products and services to individuals, and it strives for us to become “a financial group that continues to be chosen by customers” by improving its ability to provide services.

In the asset management business area, actions in response to the launch of NISA (Japanese Individual Savings Account that provides individual customers with tax exemption for income related to certain investments up to a maximum amount) in January 2014 are being undertaken mainly by Mizuho Bank and Mizuho Securities. Mizuho Bank and Mizuho Securities have been expanding their product lineup such as the i-mizuho Index Series, a group of 22 no-load funds that are offered through the internet and managed by BlackRock, Inc., one of the largest asset management companies in the world.

We have 165 of Mizuho Securities “Planet Booths,” which are located in the branches and offices of Mizuho Bank as of March 31, 2014, and we make proposals that respond to our customers’ needs relating to asset management.

We also handle trust products at Mizuho Bank and Mizuho Securities branches as sales agents for Mizuho Trust & Banking and provide trust-oriented services such as testimonial trust and real estate related services by setting up “Trust Lounges” in Mizuho Bank branches.

With respect to the loan business, we have expanded our lineup of housing loan and card loan products and offer various products and services. Specifically, we launched in July 2013 the Mizuho Prime Age, a reverse mortgage loan where customers may obtain loans based on the asset value of their homes and in February 2014 a pre-packaged money and loan support product, “Mizuho My Wing,” that offers a loan function in combination with software applications to manage household budgets.

In addition to expanding our staffed branches throughout Japan (Mizuho Bank: 461, Mizuho Trust & Banking: 53, Mizuho Securities: 273 as of March 31, 2014) and our ATM network (approximately 6,000 locations as of February 28, 2014, including ATMs shared with AEON Bank), we are enhancing our Internet banking services and strengthening marketing through the use of call centers.

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

In addition, we stably supply customers with ample funds while securing appropriate levels of interest rates in accordance with their risks, through our overall lending operations for small-scale companies in Mizuho Business Financial Center, a subsidiary that specializes in making loans.

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

Mizuho Bank and Mizuho Securities introduced the double-hat structure in several offices in Japan. Mizuho Bank and Mizuho Securities collaborate globally to implement our securities strategy on a global basis and to provide our customers solutions based on their capital management, business strategy and financial strategy.

Mizuho Bank and Mizuho Trust & Banking together provide solutions in relation to real estate (regarding which we have a leading track record in the industry in Japan), pension, securitization of assets, securities management, stock transfer agent, consulting, etc., to our customers’ diversified needs for investment and asset reduction.

Further, we are proactively providing risk money to develop next-generation industries and growth industries.

Corporate Banking Unit

The Corporate Banking Unit provides products and services mainly to relatively larger SMEs (quasi listed companies).

We implement our consulting functions through unifying banking, trust banking and securities functions. We provide a range of solution businesses in accordance with the growth strategy of our corporate customers: we provide solutions for stable fund-raising, mergers and acquisitions and initial public offerings for customers in their start-up or growth stages, and management buy-out, business succession, entry into new business lines and business restructuring for customers in mature or transition stages.

With an aim to provide financial services together with sophisticated advisory services that are appropriate in light of the customers’ business strategies, we respond to customers’ needs through various solution businesses such as offering syndicated loans targeted at SMEs, advisory services related to overseas expansions, mergers and acquisitions-related services and business matching services. On top of this, we develop financial products brokerage business and strengthen the initiatives to enhance the customer base for trustee business for defined contribution pension plans and support for start-up companies in cooperation with Mizuho Capital Co., Ltd.

We actively respond to the funding needs of our customers by establishing a fund that facilitates loans for strengthening foundations for growth that manages a total of approximately ¥1 trillion in order to support the business growth of customers.

Financial Institutions & Public Sector Business Unit

The Financial Institutions & Public Sector Business Unit provides products and services mainly to financial institutions and central and local governments.

For financial institution customers in Japan, we offer advisory services and solutions, such as advice on financial strategy and risk management, support for overseas business, support for revitalization of regional economies and proposals on various investment products, by concentrating our various financial expertise from each group company to meet the increasingly sophisticated and varied needs of customers.

As part of our approach to revitalize the community, we established the “Sixth Industry Fund for the Agriculture, Forestry and Fishing Sector” to promote stable growth and development of the primary industry of agriculture, forestry and fishery by adding value through the integration of its production, processing and logistical operations and transform such industry into the so-called sixth industry, and we invest in entities that engage in the transformation thereof.

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

Mizuho Bank opened its Phnom Penh Representative Office in Cambodia in June 2013. Mizuho Bank opened its Bangalore-Devanahalli Branch and Chennai Branch in India in April 2013 and November 2013, respectively. There are four Mizuho Bank branches in India, in addition to branches in Mumbai and New Delhi. We aim to strengthen our structure to provide a range of banking services near our customers operating in such regions.

Mizuho Bank (China), Ltd., a wholly-owned subsidiary of Mizuho Bank, opened its Hefei Branch, Shanghai Pilot Free Trade Zone Sub-Branch and Changshu Sub–branch in China in August 2013, March 2014 and May 2014, respectively.

Mizuho Bank expanded its base in growing regions in the world in addition to Asia and established Banco Mizuho do Brasil S.A., its subsidiary, in July 2013. In addition, Mizuho Bank opened the Calgary Office in Canada in October 2013 and the Johannesburg Representative Office, its first African base, in South Africa in December 2013, and received approval from the local authorities to open a representative office in Santiago, Chile in June 2014.

We will continue to strengthen our overseas support framework through actions such as providing local information and supplementing services by forming business alliances with government-affiliated organizations and local financial institutions mainly in emerging nations where Japanese corporations are considering expanding their businesses.

Investment Banking Unit

The Investment Banking Unit provides sophisticated financial solutions mainly in the business areas of mergers and acquisitions, real estate, asset finance, project finance and corporate finance. We are responding to the needs of our broad customer base such as multi-national companies and SMEs by unifying banking, trust banking and securities functions, whereby, we aim to enhance customer satisfaction.

In the mergers and acquisitions business, with an aim to increase the corporate value of our customers, we offer sophisticated mergers and acquisitions solutions mainly in relation to support for mergers and acquisitions strategies, such as cross-border mergers and acquisitions, business succession and going private transactions.

In the real estate business, by taking full advantage of our knowledge and skills of real estate-related project developed through the various deals we have arranged over the years, we offer solutions such as various financing methods by use of their real estate and real estate-related investment strategies.

In the asset finance business, by arranging customers’ asset securitization, we satisfy their demands such as diversification of fund-raising sources and improvement of financial indices through removing assets from their balance sheet.

In the project finance business, we provide various financial products and services such as project finance deals that enable the procurement of long-term capital for natural resource development abroad, the building of electric power generation projects and the construction of public infrastructure, support for promoting the wider use of renewable energy and arrangement of PFI/PPP deals for financing transportation and other types of public infrastructure.

In the corporate finance business, we proactively provide a wide variety of fund-raising-related solutions in the syndicated loan market, debt capital markets and equity capital markets.

We are further expanding our range of services through cooperation with our group companies, including Mizuho Corporate Advisory Co., Ltd. and Mizuho Capital Partners Co., Ltd.

Transaction Banking Unit

The Transaction Banking Unit engages in businesses related to domestic exchange settlement, foreign exchange, cash management, trade finance, yen correspondence settlement and yen securities custody, global custody, asset management and stock transfer agent services.

Mainly to corporate customers, we offer various financial services and products such as internet banking, cash management solutions, Renminbi-denominated services and trade finance on a global basis.

For financial institutions and institutional investors, we provide custody and yen correspondence settlement services. In particular, we maintain a strong market position regarding our yen securities custody services for non-Japan residents.

With respect to the trust banking business, we proactively engage in global custody services, asset management and stock transfer agent services.

We meet our customers’ needs by unifying banking, trust banking and securities functions mainly in Asia.

Asset Management Unit

The Asset Management Unit provides products and services that correspond to the needs of a broad customer base ranging from individuals to institutional investors by unification of banking, trust banking and securities functions as well as the businesses of our asset management group companies through the synergy effects arising from the integrated operation of the planning, development and sales of businesses relating to asset management.

In the pension-related business, we provide comprehensive pension proposals that include services and products related to defined contribution as well as defined benefit pension plans to meet the needs of customers by collaborating with asset management group companies such as Mizuho Asset Management, DIAM and Shinko Asset Management Co., Ltd. in promoting the business.

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

In addition, we develop global financial products by collaborating with BlackRock, Inc. and arrange and offer products related to private equity and infrastructure funds by collaborating with Partner Group AG.

Market Unit

The Market Unit engages in the business of sales and trading of financial products related to, among others, interest rates, foreign exchange, equity, commodities and credit, as well as principal investments in interest rates, equities and credit.

We offer products and services to meet the diverse needs of our customers and support their global business by integrating our banking, trust and securities functions and seamlessly promoting our market business.

We expanded our product lineup from basic areas such as interest rates, foreign exchange and equity to commodity derivatives such as oil, metals and other commodities, and local currency transactions. Specifically, with respect to the overseas business development of our customers, we offer hedged financing that is tailored based on market conditions. In addition, in the fields of Asian and emerging currencies, in response to increasingly sophisticated needs of customers for more efficient hedges and management of market risk, we are drawing on collaboration among specialist teams who are well versed in the regulations and markets in various countries and our global network of offices to develop financial product schemes that take advantage of the characteristics of individual markets in Japan and overseas.

We continue to enhance our portfolio management and diversify our principal investments to make our portfolio more sound and profitable.

Competition

We engage in banking, trust banking, securities and other businesses related to financial services and face strong competition in all of those areas of businesses partly due to deregulation of the Japanese financial industry.

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

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of April 1, 2014): (i) ordinary banks, of which there were 125, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 16, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

As of March 31, 2014, there were 55 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

Supervision and Regulation

Japan

Pursuant to the Banking Act (Ginkou Hou) (Act No. 59 of 1981, as amended), the Prime Minister of Japan has authority to supervise banks in Japan and delegates certain supervisory control over banks in Japan to the Commissioner of the Financial Services Agency. The Bank of Japan also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

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

Under the Banking Act, the Prime Minister’s authority over banks and bank holding companies in Japan extends to various areas, including granting and cancellation of licenses, ordering the suspension of business in whole or in part and requiring submission of business reports or materials. Under the prompt corrective action system, the Financial Services Agency, acting on behalf of the Prime Minister, may take corrective action in the case of capital deterioration of banks, their subsidiaries and companies having special relationships prescribed by the cabinet order. These actions include requiring a financial institution to formulate and implement reform measures, requiring it to reduce assets or take other specific actions and issuing an order to suspend all or part of its business operations.

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

Examination of Banks

The Banking Act authorizes the Prime Minister to inspect banks and bank holding companies in Japan at any time. By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the Financial Services Agency. Currently, the Financial Services Agency takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial institutions and placing greater emphasis on providing them with incentives; and improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision. In addition to individual financial institutions, the Financial Services Agency also supervises financial groups as financial conglomerates based on its Guidelines for Financial Conglomerates Supervision that focus on management, financial soundness and operational appropriateness of a financial conglomerate as a whole.

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

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their financial instruments business activities in accordance with the Financial Instruments and Exchange Act of Japan (Kinyu Shouhin Torihiki Hou) (Act No. 25 of 1948, as amended).

Examination and Reporting Applicable to Shareholders

Under the Banking Act, a person who intends to hold 20% (in certain exceptional cases, 15%) or more of the voting rights of a bank is required to obtain prior approval of the Commissioner of the Financial Services Agency. In addition, the Financial Services Agency may request reports or submission of materials from, or inspect, any principal shareholder who holds 20% (in certain exceptional cases, 15%) or more of the voting rights of a bank, if necessary in order to secure the sound and appropriate operation of the business of such bank. Under limited circumstances, the Financial Services Agency may order such principal shareholder to take such measures as the Financial Services Agency deems necessary.

Furthermore, under the Banking Act, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the director of the relevant local finance bureau within five business days. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or any change in material matters set forth in reports previously filed, with some exceptions.

Deposit Insurance System

Under the Deposit Insurance Act (Yokin Hoken Hou) (Act No. 34 of 1971, as amended), depositors are protected through the Deposit Insurance Corporation in cases where financial institutions fail to meet their obligations. The Deposit Insurance Corporation is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is entrusted to the Commissioner of the Financial Services Agency.

The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate from April 2010, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, is 0.084%. However, for the fiscal years ended March 31, 2013 and March 31, 2014, because there were no insured bank failures, the effective premium rate of 0.07% was applied retroactively from the beginning of such fiscal years, and the amount paid in excess of such rates was respectively reimbursed to insured banks without interest. In addition, for the fiscal year ending March 31, 2015, while the effective premium rate is 0.084%, if there are no insured bank failures, the effective premium rate of 0.07% will be applied retroactively from the beginning of such fiscal year, and the amount paid in excess of such rate will be reimbursed to insured banks without interest.

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

Participation in the deposit insurance system is compulsory for city banks (including Mizuho Bank), regional banks, trust banks (including Mizuho Trust & Banking), credit associations and co-operatives, labor banks and other financial institutions.

Governmental Measures to Treat Troubled Institutions

Under the Deposit Insurance Act, a Financial Reorganization Administrator can be appointed by the Prime Minister if the bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. Its business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of these types of institutions, and the bridge bank will seek to transfer the bank’s assets to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist another financial institution with succeeding the failed bank’s business may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, lending of subordinated loan, or loss sharing.

Where the Prime Minister recognizes that the failure of a bank which falls into any of (i) through (iii) below may cause an extremely grave problem in maintaining the financial order in Japan or the region where such bank is operating (“systemic risk”), without taking any of the measures described in (i) through (iii) below, the Prime Minister may confirm (nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting: (i) if the bank does not fall into either of the banks described in (ii) or (iii), the Deposit Insurance Corporation may subscribe for shares or subordinated bonds of, or lend subordinated loans to the bank, or subscribe for shares of the bank holding company of the bank, in order to enhance capital adequacy of the bank; (ii) if the bank may suspend or has suspended repayment of deposits or is unable to fully perform its obligations with its assets, financial aid exceeding the pay-off cost may be available to such bank; and (iii) if the bank may suspend or has suspended repayment of deposits and is unable to fully perform its obligations with its assets, and the systemic risk cannot be avoided by the measure mentioned in (ii) above, the Deposit Insurance Corporation may acquire all of the bank’s shares. The expenses for implementation of the above measures will be borne by the bank industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses.

New orderly and effective resolution regimes for financial institutions have been discussed internationally and “Key Attributes of Effective Resolution Regimes for Financial Institutions” was published by the Financial Stability Board in November 2011 and endorsed by the G20 leaders at the Cannes summit held in November 2011. Reflecting this global trend, pursuant to certain amendments to the Deposit Insurance Act that were promulgated in June 2013 and became effective on March 6, 2014, a new resolution regime was introduced in Japan.

Under the new resolution regime stipulated in the amendments to the Deposit Insurance Act and implementing ordinances thereunder, which became effective on March 6, 2014, financial institutions, including banks, insurance companies and securities companies and their holding companies, are subject to the regime.

Further, under the new resolution regime, among other things, where the Prime Minister recognizes that the failure of a financial institution which falls into either of (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan without taking any of the measures described in (a) (specified item 1 measures)(tokutei dai ichigo sochi) or the measures described in (b) (specified item 2 measures)(tokutei dai nigo sochi), the Prime Minister may confirm (specified confirmation)(tokutei nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting; (a) if the financial institution does not fall into a financial institution which is unable to fully perform its obligations with its assets, the Deposit Insurance Corporation shall supervise the operation of the business of and the management and disposal of assets of that financial institution (tokubetsu kanshi), and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan (shikin no kashitsuke tou), or subscribe for shares or subordinated bonds of, or lend subordinated loans to the financial institutions (tokutei kabushiki tou no hikiuke tou), in each case to be taken as necessary taking into consideration of the financial conditions of the financial institution; and (b) if the financial institution is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the Deposit Insurance Corporation shall supervise that financial institution (tokubetsu kanshi), and may provide financial aid necessary to assist merger, business transfer, corporate split or other reorganization in respect to such failed financial institution (tokutei shikin enjo). The expenses for implementation of the measures under this regime will be borne by the financial industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses. If a measure set out in (b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operation and assets be under the control of the Deposit Insurance Corporation. The business or liabilities of the financial institution subject to the supervision (tokubetsu kanshi) by the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institutions, and the bridge bank will seek to transfer the bank’s business or liabilities to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist merger, business transfer, corporate split or other reorganization in respect to the financial institution set out in (b) may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, lending of subordinated loan, or loss sharing.

Recovery and Resolution Plan

In November 2013, the Financial Stability Board published the latest list of global systemically important financial institutions (G-SIFIs). The list is annually updated by the Financial Stability Board each November, and the list as of November 2013 includes us. A recovery and resolution plan must be put in place for each G-SIFI, and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., as part of crisis management, financial institutions identified as G-SIFIs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIFI.

Capital Injection by the Government

The Strengthening Financial Functions Act (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Act No. 128 of 2004) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, certain amendments to the Strengthening Financial Functions Act took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and bank holding companies and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aim to promote not only the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in June 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. None of the financial institutions within the Mizuho group are subject to such special exceptions.

Bank Holding Companies

Under the Banking Act, a bank holding company is prohibited from carrying out businesses other than administrating the businesses of its subsidiaries and matters incidental to such businesses. Business activities for subsidiaries of bank holding companies are limited to finance-related businesses and incidental businesses.

The Anti-Monopoly Act (Shiteki Dokusen no Kinshi oyobi Kousei Torihiki no Kakuho ni kansuru Houritsu) (Act No. 54 of 1947, as amended) prohibits a bank from holding more than 5% of another company’s voting rights. This does not apply to a bank holding company, although the bank holding company is subject to general shareholding restrictions under the Anti-Monopoly Act. The Banking Act does, however, prohibit a bank holding company and its subsidiaries, on an aggregate basis, from holding more than 15% (in contrast to 5% in the case of a bank and its subsidiaries) of the voting rights of certain types of companies not permitted to become subsidiaries of bank holding companies.

Financial Instruments and Exchange Act

The Financial Instruments and Exchange Act (Kinyu Shouhin Torihiki Hou) requires Mizuho Financial Group to file with the Director General of the Kanto Local Finance Bureau an annual securities report including consolidated and non-consolidated financial statements in respect of each financial period, supplemented by quarterly and extraordinary reports.

Under the Financial Instruments and Exchange Act, registered Financial Instruments Business Operators (kinyu-shouhin torihiki gyousha), such as Mizuho Securities, as well as Registered Financial Institutions (touroku kinyu kikan), such as Mizuho Bank and Mizuho Trust & Banking, are required to provide customers with detailed disclosure regarding the financial products they offer and take other measures to protect investors, including a delivery of explanatory documents to such customers prior to and upon the conclusion of transactional agreements.

Financial Instrument Business Operators and Registered Financial Institutions are subject to the supervision of the Financial Services Agency pursuant to delegation by the Prime Minister of Japan. Some of the supervisory authority of the Financial Services Agency is further delegated to the Securities and Exchange Surveillance Commission, which exercises its supervisory power over such registered institutions by conducting site inspections and requesting information necessary for such inspections. Non-compliance or interference with such inspection may result in such registrants being subject to criminal penalty under the Financial Instruments and Exchange Act.

Certain amendments to the Financial Instruments and Exchange Act and the Banking Act, which came into effect on June 1, 2009, revamped the firewall regulations regarding the holding of concurrent offices or posts among banks, securities firms and insurance firms and required banks, securities firms and insurance firms to establish systems for managing conflicts of interest in order to protect customers’ interests and expanded the types of business services that banks and certain other financial firms can provide.

Sales of Financial Products

As a result of financial deregulation, more financial products, including highly structured and complicated products, can now be more freely marketed to customers. In response to this, the Act of Sales of Financial Products (Kinyu Shouhin no Hanbai tou ni kansuru Houritsu) (Act No. 101 of 2000, as amended), effective from

April 2001, introduced measures to protect financial service customers by: requiring financial service providers to provide customers with certain important information, including risks with respect to deficit of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers fall within the ambit of professional investors or express their intent to the contrary; and holding financial service providers liable for damages caused by a failure to follow those requirements. The amount of loss of principal is refutably presumed to be the amount of damages. Additionally, the law requires financial service providers to follow certain regulations on solicitation measures as well as to endeavor to solicit customers in an appropriate manner and formulate and publicize a solicitation policy.

Self-Assessment and Reserves

The prompt corrective action system requires financial institutions to establish a self-assessment program that complies with the Inspection Manual issued by the Financial Services Agency and related laws such as the Financial Reconstruction Act (Kinyu Kinou no Saisei no tameno Kinkyu Sochi ni kansuru Houritsu) (Act No. 132 of 1998, as amended). Financial institutions are required to analyze their assets, giving due consideration to accounting principles and other applicable rules and to classify their assets into four categories according to asset recovery risk and risk of impairment based on the classification of the obligor (normal obligors, watch obligors, intensive control obligors, substantially bankrupt obligors and bankrupt obligors) taking into account the likelihood of repayment and the risk of impairment to the value of the assets. The results of self-assessment should be reflected in the write-off and allowance according to the standard established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants and Inspection Manual issued by the Financial Services Agency. Based on the results of the self-assessment, financial institutions may establish reserve amounts for their loan portfolio as may be considered adequate at the relevant balance sheet date, even if all or part of such reserves may not be immediately tax deductible under Japanese tax law.

Based on the accounting standards for banks issued by the Japanese Bankers Association, a bank is required to establish general reserves, specific reserves and reserves for probable losses on loans relating to restructuring countries.

Credit Limits

The Banking Act restricts the aggregate amount of loans to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The limits applicable to a bank holding company and bank with respect to their aggregate lending to any single customer or customer group are established by a cabinet order and by the Banking Act. The current limits are, in case of a single customer, 25%, and in case of a customer group, 40% of the total qualifying capital with certain adjustments of the bank holding company or bank and its subsidiaries and affiliates. In April 2013, the Financial Services Agency announced that the current credit limit restrictions will be tightened in line with the international standards, by, among other things, reducing the credit limit applicable to a customer group from 40% to 25% of the total qualifying capital with certain adjustments of the bank holding company or bank and its subsidiaries and affiliates. The amended credit limit restrictions are expected to be implemented by December 2014.

Restriction on Shareholdings

The Act Concerning Restriction on Shareholdings by Banks (Ginkou tou no Kabushiki tou no Hoyu no Seigen tou ni kansuru Houritsu) (Act No. 131 of 2001, as amended) requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier 1 capital in order to reduce exposure to stock price fluctuations.

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act Concerning Restriction on Shareholdings by Banks. The Bank’s Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2017. The Bank’s Shareholdings Purchase Corporation purchased ¥984.2 billion of shares during the period from March 12, 2009 through June 30, 2014. The Bank’s Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2027 by taking into consideration the effects on the stock market.

The Bank of Japan also purchased ¥387.8 billion of shares held by banks and other financial institutions during the period from February 23, 2009 through April 30, 2010. The Bank of Japan generally will not sell the purchased shares until March 31, 2016. The Bank of Japan will dispose of the purchased shares by September 30, 2021 by taking into consideration the effects on the stock market.

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

In December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision, and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see “Leverage Ratio” and “Liquidity” below, respectively.

The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.

Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.0%, which will be raised in phases to 4.5% when fully effective in March 2015, and the Tier 1 capital requirement is 5.5%, which will be raised in phases to 6% when fully effective in March 2015.

Japanese banks with only domestic operations and bank holding companies the subsidiaries of which operate only within Japan are subject to the revised capital adequacy guidelines that have been applied from March 31, 2014, and those banks and bank holding companies are required to have a minimum Core Capital ratio of 4%. However, those banks and bank holding companies that apply the internal rating based approach are deemed to be banks and bank holding companies with international operations and are required to have a minimum Common Equity Tier 1 ratio of 4.5% on both a consolidated and non-consolidated basis.

Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities etc. shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities. These regulatory adjustments based on the Basel III rules began at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and will be increased by 20% increments per year through March 2018 when the regulatory adjustments reach 100%.

The revised capital adequacy guidelines related to other requirements under the Basel III rules, such as the capital conservation buffer, have not yet been published.

Under the capital adequacy guidelines, banks and bank holding companies each with international operations are required to measure and apply capital charges with respect to their credit risks, market risks and operational risks.

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

Leverage Ratio

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements has begun with bank-level reporting to national supervisors of the leverage ratio and its components, and will proceed with public disclosure will be required starting 1, January 2015. Any final adjustments to the definition and calibration of the leverage ratio will be made by 2017, with a view to migrate to a Pillar 1 (minimum capital requirements) treatment on 1, January 2018 based on appropriate review and calibration.

Liquidity

Two minimum standards for funding liquidity will be introduced. The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows it could encounter under an acute short-term stress scenario. The Group of Governors and Heads of Supervision agreed on a revised LCR standard on January 6, 2013, and the Basel Committee on Banking Supervision issued the text of the revised LCR standard on January 7, 2013. In accordance with the revised LCR standard, the stock of unencumbered HQLA is to comprise “Level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities, covered bonds, corporate debt securities and, to a limited extent,, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets will be subject to certain haircuts based on types of securities and credit ratings. The revised LCR standard is subject to phase-in arrangements pursuant to which the LCR is to be introduced on January 1, 2015 with a minimum requirement of 60%, rising in equal annual steps of 10 percentage points to reach 100% on January 1, 2019. The Basel Committee on Banking Supervision issued final requirements for LCR-related disclosures on January 12, 2014. The LCR disclosure standard requires banks to disclose their LCR in common templates from the date of publication of their first set of financial statements relating to balance sheet data dated on or after January 1, 2015. The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. A minimum standard for NSFR, including any revision, will be introduced by January 2018. The Basel Committee on Banking Supervision will put in place rigorous reporting processes to monitor the ratios during the observation period that began in 2011. The Basel Committee on Banking Supervision issued a consultative document of the proposed revisions to NSFR with respect to (i) reduction of cliff effects within the measurement of funding stability, (ii) improvement of its alignment with LCR, and (iii) alternation of its calibration to focus greater attention on short-term, potentially volatile funding sources, on January 12, 2014.

Protection of Personal Information

The Personal Information Protection Act (Kojin Jouhou no Hogo ni kansuru Houritsu) (Act No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses, including us, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with the order issued by the Financial Services Agency to take necessary measures to comply with the law will subject us to criminal and/or administrative sanctions.

Prevention of Money Laundering

Under the Act Preventing Transfer of Profits Generated from Crime (Hanzai ni yoru Syueki no Iten Boushi ni kansuru Houritsu) (Act No. 22 of 2007, as amended), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions. Certain amendments to the law became effective in April 2013, which tightened, among other things, customer identification requirements.

Act Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards

The Act Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards (Gizou Kaado tou oyobi Tounan Kaado tou wo Mochiite Okonawareru Fuseina Kikaishiki Yochokin Haraimodoshi tou karano Yochokinsha no Hogo tou ni kansuru Houritsu) (Act No. 94 of 2005, as amended) requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits using forged or stolen bank cards. The act also requires financial institutions, among other matters, to compensate depositors for any amount illegally withdrawn using forged bankcards, unless the financial institution can verify that it acted in good faith without negligence and that there was gross negligence on the part of the relevant account holder.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s New York, Chicago and Los Angeles branches and Houston and Atlanta representative offices. We also own one bank in the United States, Mizuho Bank (USA), as well as controlling interests in several other subsidiaries, including Mizuho Trust & Banking Co. (USA), which is engaged primarily in the trust and custody business, and Mizuho Securities USA Inc., a U.S. broker dealer engaged in the securities business.

The USA PATRIOT Act of 2001 (the “PATRIOT Act”) contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. In recent years, federal and state regulatory and law enforcement authorities have closely scrutinized the compliance by financial institutions with the Bank Secrecy Act and anti-money laundering rules.

Mizuho Financial Group and Mizuho Bank are financial holding companies (“FHCs”), and Mizuho Trust & Banking is a bank holding company, within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). As a matter of law, these three companies are required to act as a source of financial strength to Mizuho Bank (USA) and Mizuho Trust & Banking Co. (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting interests in any company engaged in nonfinancial activities that we do not routinely manage, generally for a period of up to 10 years, under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank, savings association or bank holding company.

Mizuho Financial Group and the former Mizuho Corporate Bank, now Mizuho Bank, became FHCs in December 2006. FHC status under the BHCA permits banking groups in the United States to engage in comprehensive investment banking businesses, such as the underwriting of and dealing in corporate bonds, equities and other types of securities. FHC status enables our group to promote our investment banking business on a broader basis in the United States.

As a financial holding company, we are also subject to additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. We and each of our U.S. insured depository institution subsidiaries must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Further, Mizuho Financial Group and Mizuho Bank must also meet such capital standards as calculated under their home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

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

The deposits of Mizuho Bank (USA) are insured by the Federal Deposit Insurance Corporation (“FDIC”), and it is a state-chartered bank that is a member of the Federal Reserve System. As such, Mizuho Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Department of Financial Services, as well as to relevant FDIC regulation.

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding organization is subject to comparable home country standards. On February 18, 2014, the Federal Reserve Board finalized regulations that will impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Bank. In particular, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. Additionally, the Federal Reserve Board expects to finalize single counterparty credit limits and early remediation requirements for foreign banking organizations at a later date. In addition, foreign banking organizations with consolidated assets of $50 billion or more (excluding the assets of U.S. branches and agencies) will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold all of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis.

Under the so-called “Volcker Rule” provisions of the Dodd-Frank Act, insured depository institutions; insured depository institution holding companies; non-U.S. banks with branches in the United States, such as Mizuho Bank; and affiliates and subsidiaries of such entities (collectively, “banking entities”) will be prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. Final regulations under the Volcker Rule were issued on December 10, 2013 and banking entities are expected to bring their activities and investments into compliance by July 21, 2015, absent an extension by the Federal Reserve Board.

The Dodd-Frank Act also provides an extensive framework for the regulation of over-the-counter (“OTC”) derivatives, including mandatory clearing and transaction reporting of certain OTC derivatives. In addition, entities that are swap dealers, security-based swap dealers, major swap participants, or major security-based swap participants are required to register with the SEC or the U.S. Commodity Futures Trading Commission (the “CFTC”), or both, and comply with capital, margin, business conduct, recordkeeping, and other requirements applicable to such entities. Although the CFTC has released final rules relating to various requirements of the Dodd Frank Act, many of the provisions are subject to further final rulemaking, and thus the Dodd-Frank Act’s ultimate impact remains unclear. New regulations could, among other things, restrict our ability to engage in derivatives transactions and increase the costs of using these instruments.

Under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of U.S. banks and U.S. branch offices of foreign banks will be restricted. On June 5, 2013, the Federal Reserve Board approved an interim final rule clarifying the treatment of uninsured U.S. branches and agencies of foreign banks under this “push-out” provision. The interim final rule clarified that uninsured U.S. branches and agencies of foreign banks will be treated as insured depository institutions with respect to this “push-out” provision, including eligibility for a transition period of up to 24 months to comply and for certain statutory exceptions. The interim final rule is effective as of June 5, 2013.

Mizuho Capital Markets Corporation and Mizuho Securities USA are registered with the CFTC as swap dealers as a result of their swap activities with US persons. As a result, Mizuho Capital Markets Corporation and Mizuho Securities USA are subject to certain increased entity-level and transaction-level regulation by the CFTC, including with respect to registration requirements, additional recordkeeping and reporting obligations, risk management, clearing, trade execution, position limits, monitoring, capital and margin thresholds and internal and external business conduct standards, and will become subject to additional regulations under the Dodd-Frank Act as such regulations go into effect or following adoption of additional applicable regulations by the CFTC and/or the SEC.

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

Our affiliate Mizuho Bank (including when operated as the former Mizuho Corporate Bank prior to its merger with the former Mizuho Bank) is our only affiliate to have engaged in activity that is relevant for this purpose. Mizuho Bank maintains compliance policies and procedures to conform its operations to all applicable economic sanctions laws and regulations, and has dedicated substantial resources to this effort. In that context, and only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions, non-U.S. branches of Mizuho Bank (including when operated as the former Mizuho Corporate Bank) engaged in a limited number of activities reportable under Section 219 during the period covered by this annual report, as described below. No U.S. branches of Mizuho Bank were involved in any of these activities.

Legacy Guarantees and Loan Obligations

During the period covered by this disclosure, Mizuho Bank was party to two legacy counter guarantees that were opened in connection with activities of its customers for the benefit of Iranian banks. When such guarantees were entered into, the banks in question had not been designated under U.S. Executive Orders (“E.O.”) 13224 or 13382, although they were subsequently so designated. Mizuho Bank maintained these guarantees post-designation only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions and after obtaining licenses issued by Japan’s Ministry of Finance where necessary. As contractual obligations, these guarantees cannot be exited by Mizuho Bank unilaterally until there is full performance under the contract that is supported by the counter guarantees. In the fiscal year ended March 31, 2014, Mizuho Bank received fees of approximately ¥0.6 million attributable to these guarantees and net profits of less than that amount. Mizuho Bank continues to seek to terminate these counter guarantees. Mizuho Bank has no intention to enter into any further similar guarantees.

In addition, Mizuho Bank acted as an administrative agent under a syndicated loan extended to an Iranian bank that was later designated under E.O. 13382. During the period covered by this disclosure, Mizuho Bank did not act as the lender and also received no fees for acting as administrative agent. The loan expired in April 2013 upon repayment of the debt and its transfer to the lender in accordance with applicable laws and regulations. Mizuho Bank does not intend to enter into any further similar loans.

Activities through Correspondent Banking Accounts

In the fiscal year ended March 31, 2014, Mizuho Bank conducted a limited number of fund transfers through accounts it maintains for or at a limited number of Iranian banks designated under E.O. 13224 or 13382 and a limited number of other banks related to the Government of Iran. Mizuho Bank processed these transfers only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2014 attributable to this activity, excluding the humanitarian transactions described below, was approximately ¥0.1 million, with a net profit of less than that amount. Mizuho Bank will continue processing transfers through these accounts only under the limited circumstances where the transfer would conform to Mizuho Bank’s compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Humanitarian Transactions through Correspondent Banking Accounts

In addition, in accordance with the Joint Plan of Action (JPOA) agreed between EU3+3 (France, Germany, the United Kingdom, China, Russia and the United States) and Iran in November 2013, Mizuho Bank has been providing settlement services in connection with humanitarian trade to assist in meeting Iran’s domestic needs, namely food, agricultural commodities, medicines and medical devices, since March 2014. The overall framework for these settlement services is based on an agreement between the U.S. and Japanese authorities, and the relevant U.S. regulator authorizes that the settlement services are in compliance with applicable U.S. laws and regulations. The purchasers of the humanitarian goods were entities in or affiliated with Iran, including the Iranian government. The sellers of the humanitarian goods were entities permitted by U.S. and Japanese regulators. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments. These transactions were conducted through the use of special purpose yen accounts maintained with Mizuho Bank outside of the United States by Iranian financial institutions that are controlled by the Iranian government. Furthermore, in connection with these transactions, the Iranian financial institutions have increased the amount of their non-U.S. dollar deposits at Mizuho Bank used for settlement purposes. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2014 attributable to this activity was approximately ¥2 million, with a net profit of less than that amount.

Mizuho Bank intends to continue to provide these remittance and other settlement services in connection with the exports of humanitarian goods to Iran to the extent that U.S. and Japanese regulators continue to make such requests.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2014:

Notes:

(1)	On July 1, 2013, a merger between the former Mizuho Bank and the former Mizuho Corporate Bank came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger.
(2)	DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2014

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	95.8%	95.8%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7%	98.7%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6%	98.6%
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Shinko Asset Management Co., Ltd.	Japan	Investment management	94.3%	94.8%
Mizuho Trust Realty Company Limited	Japan	Real estate agency	86.7%	76.9%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
UC Card Co., Ltd.	Japan	Credit card	51.0%	51.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2013 and 2014:

	At March 31,
	2013	2014
	(in millions of yen)
Land	¥268,948	¥410,739
Buildings	743,473	800,680
Equipment and furniture	418,647	435,655
Leasehold improvements	90,306	92,052
Construction in progress	23,875	35,789
Software	657,702	725,287

Total	2,202,951	2,500,202
Less: Accumulated depreciation and amortization	1,110,962	1,143,608

Premises and equipment—net	¥1,091,989	¥1,356,594

Our head office is located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The headquarter buildings of Mizuho Financial Group and Mizuho Bank are each leased from a third party.

The total area of land related to our material office and other properties at March 31, 2014 was approximately 847,000 square meters for owned land and approximately 20,000 square meters for leased land.

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

In July 2013, the former Mizuho Bank and the former Mizuho Corporate Bank merged, and the former Mizuho Corporate Bank, the surviving company, changed its trade name to Mizuho Bank. The purpose of the merger was to become able to provide directly and promptly diverse and functional financial services to customers of both banks, utilizing the current “strengths” and “advantages” and to continue to improve customer services by further enhancing group collaboration among the banking, trust and securities functions. At the same time, we aim to realize further enhancements of the consolidation of group-wide business operations and optimization of management resources, such as work force and branch network, by strengthening group governance and improving group management efficiency.

In June 2014, we transformed into a “Company with Committees,” as defined in the Companies Act, in order to further enhance corporate governance through strengthening the supervisory function of the Board of Directors over the execution of our business and improving the transparency of management processes, and in order to enhance the flexibility of management by facilitating swifter decision making.

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

Operating Environment

We operate principally in Japan, and our performance has generally tracked the macro economy of Japan. The recovery of the global economy remained weak during the fiscal year ended March 31, 2012 due to destabilization of the international financial and capital markets caused by the fiscal problems in Europe, but there were visible signs of recovery as concerns over the Euro region’s debt problems eased to some degree in the fiscal year ended March 31, 2013.

In the fiscal year ended March 31, 2014, the gradual recovery in the global economy continued, although weakness in the recovery is seen in some regions, and is expected to continue particularly in the major industrialized countries. In the United States, signs of recovery in the economy have been seen in the form of improved production and employment as a whole as well as steady consumption. It is expected that the gradual recovery in the economy will continue, with a reduction in the downward pressure on the fiscal front, while the possible effects of the scaling back of monetary easing policy requires continued monitoring. In Europe, the economy is on a recovery trend with a continuing steady recovery in the United Kingdom and improved business conditions in the Euro area. Although it is expected that the economies of the region, led by exports and production, will continue to follow a track to recovery, the effect of the unstable situation in Ukraine as well as the effects of debt problems and high unemployment rates require continued monitoring. In Asia, the economy is strong as a whole due to favorable results in exports with the continuing recovery in the major industrialized countries. In China, although the economy continues to expand in a stable manner, the growth rate has declined compared to recent historic levels, and a possible further slowdown may occur as the growth rate of investments in manufacturing and real estate declined due mainly to adjustment pressures on capital assets, including those as a result of excess capacity. With respect to other emerging countries, there are concerns that the momentum for economic growth will be lost for the time being due to a tendency toward tight monetary policies against the backdrop of concerns over currency depreciation and inflation in some regions, including outside Asia. In Japan, the economy has been recovering gradually due to improved export profitability resulting from the weaker Japanese yen and the positive effects of the expansionary fiscal and monetary policies adopted by the Japanese government. Although some negative impact from the April 2014 consumption tax increase was observed, the Japanese economy is expected to pick up along with the gradual recovery of the global economy.

Key indicators of Japanese economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis increased by 0.3%, 0.7% and 2.3% in the fiscal years ended March 31, 2012, 2013 and 2014, respectively. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the first quarter of calendar 2013 through the first quarter of calendar 2014.

•

The Japanese government stated in its monthly economic reports from January through March 2014 that “the Japanese economy is recovering at a moderate pace.” The reports from April through June 2014 stated that “the Japanese economy is on a moderate recovery trend, while some weak movements are seen lately due to a reaction after a last-minute rise in demand before a consumption tax increase,” and in July 2014, it stated that “the Japanese economy is on a moderate recovery trend and the reaction after a last-minute rise in demand before the consumption tax increase is easing.”

•

Japan’s core nationwide consumer price index was unchanged in the fiscal year ended March 31, 2012, but decreased by 0.2% in the fiscal year ended March 31, 2013, and increased by 0.8% in the fiscal year ended March 31, 2014 compared to the previous year.

•

The Japanese government stated in its monthly economic reports from November 2009 through April 2013 that the Japanese economy was in a mild deflationary phase, but the reports in May and June 2013 added that “signs of change can be seen in some areas recently.” Furthermore, the report in July 2013 stated that “the deflation is easing,” followed by the reports from August through November 2013 which stated that “the deflation is ending.” In December 2013 and January 2014, they stated that “prices hold firm.” The reports in February and March 2014 strengthened the positive tone to state that “prices are rising moderately” and in April and May 2014, they stated that “consumer prices are rising moderately” and in June and July 2014 added that “domestic corporate goods prices are rising moderately recently.”

The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2011 through the first quarter of 2014:

•

In January 2013, the Bank of Japan announced that it would set a “price stability target” at 2% in terms of the year-on-year rate of change in the consumer price index and introduced the “open-ended asset purchasing method” under the asset purchase program, pursuant to which financial assets will be purchased on a monthly basis without setting any termination date, for the purpose of taking additional steps to provide monetary accommodation decisively. Furthermore, the Japanese government and the Bank of Japan released a joint statement that they would strengthen their policy coordination and work together in order to overcome deflation early and achieve sustainable economic growth with price stability. In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing and continue with the easing that aims to achieve the price stability target of 2% until that target is maintained in a stable manner. Under the easing, the Bank of Japan announced that it would change the main operating target for money market operations from the uncollateralized overnight call rate to the monetary base, which is to be increased at an annual pace of about ¥60-70 trillion. In addition, the Bank of Japan announced that it would expand its purchases of Japanese government bonds, of all maturities including 40-year bonds, to be increased at an annual pace of about ¥50 trillion and terminate the asset purchase program which would be absorbed into those purchases of the bonds. Furthermore, the Bank of Japan announced that it would expand its purchases of ETFs and Japan real estate investment trusts so that their amounts outstanding would be increased at an annual pace of ¥1 trillion and ¥30 billion, respectively.

The following charts show movements in long-term rates from January 2011 to June 2014, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2011 to June 2014, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, the aggregate monthly average balance of bank loans compared with that of the previous year started to increase in October 2011 and has continued to increase, with the rate of increase gradually rising, through March 2014.

•

The CDS index called Markit iTraxx Japan, which is composed of 50 of the most liquid investment grade CDSs for Japanese entities, fell to 83.6 basis points as of March 31, 2014 from 113.9 basis points as of March 29, 2013, and further fell to 67.3 basis points as of June 30, 2014. For information on financial transactions for hedging in relation to credit derivatives, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.”

•

According to Teikoku Databank, a Japanese research institution, there were approximately 11,400 corporate bankruptcies in the fiscal year ended March 31, 2012, involving approximately ¥3.9 trillion in total liabilities, approximately 10,700 corporate bankruptcies in the fiscal year ended March 31, 2013, involving approximately ¥2.9 trillion in total liabilities, and approximately 10,100 corporate bankruptcies in the fiscal year ended March 31, 2014, involving approximately ¥2.7 trillion in total liabilities. The number of corporate bankruptcies decreased from a year earlier for the fifth consecutive year, and the amount of total liabilities marked the lowest level in the past ten years.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE with a March 31 fiscal year end, excluding financial institutions and companies newly listed during the relevant fiscal year, increased from ¥22.1 trillion and ¥8.9 trillion, respectively, for the fiscal year ended March 31, 2012, to ¥23.5 trillion and ¥10.4 trillion, respectively, for the fiscal year ended March 31, 2013, and increased to ¥33.2 trillion and ¥20.4 trillion, respectively, for the fiscal year ended March 31, 2014.

•

According to the Bank of Japan, total financial assets of households increased from ¥1,520.7 trillion as of March 31, 2012 to ¥1,578.7 trillion as of March 31, 2013 and further increased to ¥1,630.4 trillion as of March 31, 2014. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2011 through the first quarter of 2014:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 3.4% to ¥10,083.56 during the fiscal year ended March 31, 2012, followed by a 23.0% increase to ¥12,397.91 during the fiscal year ended March 31, 2013 and a 19.6% increase to ¥14,827.83 during the fiscal year ended March 31, 2014. Thereafter, the Nikkei Stock Average further increased to ¥15,162.10 as of June 30, 2014. The following chart shows the daily closing price of the Nikkei Stock Average from January 2011 to June 2014:

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥82.17 to $1.00 as of March 30, 2012, ¥94.04 to $1.00 as of March 29, 2013 and ¥102.98 to $1.00 as of March 31, 2014. Thereafter, the yen strengthened to ¥101.39 to $1.00 as of June 30, 2014. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2011 to June 2014:

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan increased by 2.7%, 6.2% and 10.6% in the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published land prices in Japan decreased by 2.3%, 1.6% and 0.6% during calendar years 2011, 2012 and 2013, respectively.

Capital Improvements

All yen figures in this subsection are truncated.

We have been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders” as described below.

Strengthening of Stable Capital Base

In the fiscal year ended March 31, 2014, we strengthened our capital base mainly as a result of earning ¥688.4 billion of consolidated net income (under Japanese GAAP).

With respect to redemptions of previously issued securities, since April 2013, we have made redemptions of various securities that are eligible Tier1/Tier2 capital instruments subject to phase-out arrangements under Basel III upon the arrival of their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in July 2013, we acquired and subsequently cancelled all ¥36.9 billion of the thirteenth series class XIII preferred stock. In June 2014, we redeemed $850 million and ¥139.5 billion of non-dilutive Tier 1 preferred securities that were issued by our overseas special purpose companies in February 2009 and June 2009, respectively. With respect to Tier 2 capital, in February 2014, we redeemed ¥60.0 billion of dated subordinated bonds that were issued by the former Mizuho Corporate Bank in February 2004, and in March 2014, we redeemed ¥15.2 billion of dated subordinated bonds that were issued by Mizuho Trust & Banking in March 2009. In April 2014, we redeemed $1.5 billion of dated subordinated bonds that were issued by our overseas special purpose company in March 2004. In June 2014, we redeemed ¥66.0 billion of dated subordinated bonds that were issued by the former Mizuho Corporate Bank in June 2009.

With respect to new issuances, in March 2014, our overseas special purpose company issued $1.5 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments. In July 2014, Mizuho Financial Group issued ¥100.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale investors in Japan.

The new capital regulations under Basel III were implemented beginning on March 31, 2013. Our Common Equity Tier 1 capital ratio under Basel III as of March 31, 2014 was 8.79%.

We aim to increase, by March 31, 2016, to a level that enables us to secure stably our Common Equity Tier 1 capital ratio under Basel III of 8% or higher (on a fully-effective basis and including the outstanding balance of the eleventh series class XI preferred stock, which was ¥312.6 billion as of March 31, 2014, that will become mandatorily converted into common stock, and will thus be fully recognized as Common Equity Tier 1 capital by July 2016). We believe that we will be able to secure a sufficient Common Equity Tier 1 capital ratio under Basel III as of March 31, 2019 when it becomes fully effective pursuant to its phase-in implementation. The foregoing target is based on capital regulations that have been announced to date.

The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors.”

Steady Returns to Shareholders

We paid cash dividends with respect to the fiscal year ended March 31, 2014 of ¥6.5 per share of common stock (including interim dividend payments of ¥3), which was an increase of ¥0.5 per share from the previous fiscal year.

With the results of the fiscal year ended March 31, 2014, we believe that we have reached a certain capital level that can support our future growth strategy. In and after the fiscal year ending March 31, 2015, we continuously consider the optimum balance between “strengthening of stable capital base” and “steady returns to shareholders.” We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework and determine cash dividend payments for each term.

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following:

Loans and Deposits

Loan volume

Our total loan balance increased on a year-on-year basis in the fiscal year ended March 31, 2014 due mainly to an increase in overseas loans. The increase in overseas loans was due mainly to increases in loans to commercial and industrial, mainly in Asia, and a roughly equal effect of the translation impact of the depreciation of the yen against other major currencies.

Margins between loans and deposits

In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing both in terms of quantity and quality, and the uncollateralized overnight call rate has been maintained at around 0 to 0.1% for several years. Reflecting a decline in short-term interest rate levels of the yen, the average yield on domestic loans decreased from 1.27% in the fiscal year ended March 31, 2013 to 1.17% in the fiscal year ended March 31, 2014, and the average rate on domestic interest-bearing deposits decreased from 0.08% to 0.07%.

Provision (credit) for loan losses

We recorded a credit for loan losses of ¥126 billion in the fiscal year ended March 31, 2014 compared to a provision for loan losses of ¥140 billion in the fiscal year ended March 31, 2013. The change was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and allowance for loan losses on non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Overview—Operating Environment.” The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans.

Fees and Commissions

For the fiscal year ended March 31, 2013, fees and commissions increased by ¥38 billion from the previous fiscal year to ¥613 billion due mainly to an increase in fees and commissions from securities-related business, such as those related to equity securities transactions, investment trust and individual annuities as a result of a recovery of the stock markets, and an increase in fees and commissions from deposits, debentures and lending business, such as those associated with domestic syndicated loans. For the fiscal year ended March 31, 2014, fees and commissions increased by ¥63 billion from the previous fiscal year to ¥676 billion due mainly to an increase in fees and commissions from securities-related business, such as those related to investment trusts and individual annuities as a result of the upturn in domestic stock markets, and an increase in fees for other customer services. The amount of fees and commissions from securities-related business, a key component within fees and commissions, is significantly affected by the performance of domestic stock markets, with strong market performance generally having a positive effect on our fees and commissions and vice versa.

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

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds. As of March 31, 2014, we had a total of ¥27,227 billion of available-for-sale debt securities within our investments, of which ¥22,056 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments, charged to income as an impairment loss. We had ¥36,275 billion and ¥27,227 billion of available-for-sale debt securities as of March 31, 2013 and 2014, respectively, and net unrealized gains of ¥148 billion and ¥60 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. We earned investment gains related to bonds of ¥91 billion in the fiscal year ended March 31, 2013 and ¥60 billion in the fiscal year ended March 31, 2014. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds, which reflected a rise in long-term interest rates of the yen and certain other major currencies. As the Bank of Japan announced a “price stability target” of 2% in January 2013 and the changes in interest rates that could result may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate rise, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management including through the use of internal stress tests.

Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. As of March 31, 2012, 2013 and 2014, we recorded net unrealized gains related to marketable equity securities of ¥960 billion, ¥1,440 billion and ¥1,754 billion, respectively, in accumulated other comprehensive income, net of tax in equity. For the fiscal years ended March 31, 2012, 2013 and 2014, impairment losses on available-for-sale securities were ¥117 billion, ¥76 billion and ¥5 billion, respectively, of which impairment losses on marketable equity securities were ¥110 billion, ¥72 billion and ¥4 billion, respectively. The decrease in impairment losses on marketable equity securities in the fiscal year ended March 31, 2014 was due mainly to an upturn in domestic stock market condition during such fiscal year. We plan to continue managing the size of our stock portfolio in light of the equity market risk that it subjects us to.

Costs and Expenses

In the fiscal year ended March 31, 2014, general and administrative expenses increased by ¥47 billion from the previous fiscal year to ¥487 billion due mainly to an increase in IT-related costs as a result of the commencement of depreciation relating to the common operational infrastructure of the new IT systems platform, as well as an increase in overseas and advertising expenses. In the fiscal year ended March 31, 2014, salaries and employee benefits increased by ¥15 billion from the previous fiscal year to ¥587 billion due mainly to an increase in overseas personnel expenses, offset in part by a decrease in employee retirement benefit expenses as a result of a decrease in the amortization of net actuarial loss, which primarily reflects past recoveries of the fair value of plan assets and an increase in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year.

Others

Exposure to Certain European Countries (GIIPS)

In Europe, fiscal problems in certain countries including Greece, Ireland, Italy, Portugal and Spain, have affected the financial system and the real economy, and the uncertainty concerning European economic activity continues to present a risk of a downturn in the world economy, though it has been calming down steadily. As of March 31, 2014, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries had no holdings of sovereign bonds issued by these countries and had a total of approximately $5.3billion in exposure to obligors in such countries. The breakdown by country and by type of obligor was as follows:

	As of		Increase (decrease)
	March 31, 2013	March 31, 2014
	(in billions of US dollars)
Greece	$0.1	$—	$(0.1)
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.1	—	(0.1)
Ireland	0.3	0.3	—
Sovereign	—	—	—
Financial Institutions	0.1	—	(0.1)
Others	0.2	0.3	0.1
Italy(3)	1.7	1.4	(0.3)
Sovereign	0.1	0.1	—
Financial Institutions	0.1	0.1	—
Others	1.5	1.2	(0.3)
Portugal	0.4	0.5	0.1
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.4	0.5	0.1
Spain(3)	2.6	3.1	0.5
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	2.6	3.1	0.5
Total	$5.1	$5.3	$0.2
Sovereign	0.1	0.1	—
Financial Institutions(4)	0.2	0.1	(0.1)
Others	4.8	5.1	0.3

Notes:

(1)	Figures in the above table are on a managerial accounting basis. The difference between the exposure based on U.S. GAAP and that based on managerial accounting is attributable mainly to the netting of derivatives exposure as described in footnote 2 below and does not have a material impact on total exposure amounts set forth in the above table.
(2)	Figures in the above table represent gross exposure except for derivatives exposure which takes into consideration legally enforceable master netting agreements.
(3)	The obligors in Italy and Spain to which we had exposure consist mainly of highly rated large corporations.
(4)	Our exposure to financial institutions that are not state-owned was minimal.

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

Valuation of Financial Instruments

ASC 820, “Fair Value Measurement” (“ASC 820”) specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes the following three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques.

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

For further information on our pension and other employee benefits, see note 20 to the consolidated financial statements included elsewhere in this annual report.

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions of yen)
Interest and dividend income	¥1,437	¥1,423	¥1,423
Interest expense	416	412	402

Net interest income	1,021	1,011	1,021
Provision (credit) for loan losses	(23)	140	(126)

Net interest income after provision (credit) for loan losses	1,044	871	1,147
Noninterest income	1,090	1,439	1,083
Noninterest expenses	1,471	1,425	1,504

Income before income tax expense	663	885	726
Income tax expense	14	4	226

Net income	649	881	500
Less: Net income (loss) attributable to noncontrolling interests	(7)	6	2

Net income attributable to MHFG shareholders	¥656	¥875	¥498

Executive Summary

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Net interest income increased by ¥10 billion, or 1.0%, from the previous fiscal year to ¥1,021 billion in the fiscal year ended March 31, 2014 due to an increase in net foreign interest and dividend income of ¥60 billion, offset in part by a decrease in net domestic interest and dividend income of ¥50 billion. The increase in net foreign interest and dividend income was due mainly to an increase in interest income from foreign loans as a result of an increase in the average balance, mainly in Asia, offset in part by an increase in interest expense on foreign deposits as a result of an increase in the average balance and an increase in interest expense on foreign trading account liabilities as a result of an increase in the average interest rate, reflecting a rise in long-term interest rate levels of major currencies, as well as an increase in the average balance. The decrease in net domestic interest and dividend income was due mainly to a decrease in interest income from domestic loans as a result of a decrease in the average yield, reflecting a decline in short-term interest rate levels of yen and a decrease in interest and dividend income from domestic investments as a result of a decrease in the average balance as a result of sales and redemptions of Japanese government bonds. These effects were offset in part by a decrease in interest expense on domestic short-term borrowings as a result of a decrease in the average balance and a decrease in the average rate, reflecting a decline in short-term interest rate levels of yen. We recorded a credit for loan losses of ¥126 billion in the fiscal year ended March 31, 2014 compared to a provision for loan losses of ¥140 billion in the previous fiscal year. The change was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and allowance for loan losses on non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy.

Noninterest income decreased by ¥356 billion, or 24.7%, from the previous fiscal year to ¥1,083 billion in the fiscal year ended March 31, 2014. The decrease was due mainly to trading account losses—net of ¥60 billion compared to trading account gains—net of ¥534 billion in the previous fiscal year, offset in part by an increase in investment gains—net of ¥145 billion and an increase in fees and commission income of ¥63 billion. The change in trading account gains (losses) —net was due mainly to an increase in losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected and an increase in losses related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP. The increase in investment gains—net was due mainly to an increase in investment gains related to equity securities and other investment gains recorded in the fiscal year ended March 31, 2014 compared to other investment losses in the previous fiscal year, offset in part by a decrease in investment gains related to bonds. The increase in investment gains related to equity securities was due mainly to a decrease in impairment losses on equity securities and an increase in gains on sales of equity securities, both of which were results of an upturn in domestic stock market conditions. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds, which reflected a rise in long-term interest rates of the yen and certain other major currencies. The increase in fees and commissions was due mainly to an increase in fees and commissions from securities-related business, as a result of upturn in domestic stock markets, and an increase in fees for other customer services.

Noninterest expenses increased by ¥79 billion, or 5.5%, from the previous fiscal year to ¥1,504 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in general and administrative expenses of ¥47 billion and an increase in salaries and employee benefits of ¥15 billion. The increase in general and administrative expenses was due mainly to increases in IT-related costs and overseas and advertising expenses. The increase in salaries and employee benefits was due mainly to an increase in overseas personnel expenses, offset in part by the effect of decreased employee retirement benefit expenses.

As a result of the foregoing, income before income tax expense decreased by ¥159 billion, or 18.0%, from the previous fiscal year to ¥726 billion in the fiscal year ended March 31, 2014. Income tax expense increased by ¥222 billion from the previous fiscal year to ¥226 billion in the fiscal year ended March 31, 2014 due mainly to deferred tax expense of ¥90 billion compared to deferred tax benefit of ¥44 billion in the previous fiscal year and an increase in current income tax expense of ¥88 billion.

Net income decreased by ¥381 billion, or 43.2%, from the previous fiscal year to ¥500 billion in the fiscal year ended March 31, 2014. Net income attributable to noncontrolling interests decreased by ¥4 billion, or 66.7% from the previous fiscal year to ¥2 billion in the fiscal year ended March 31, 2014. As a result, net income attributable to MHFG shareholders decreased by ¥377 billion, or 43.1%, from the previous fiscal year to ¥498 billion in the fiscal year ended March 31, 2014.

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

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012			2013			2014
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥1,822	¥2	0.13%	¥3,096	¥3	0.10%	¥10,995	¥12	0.10%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	6,122	11	0.17	6,676	11	0.17	4,048	8	0.21
Trading account assets	8,884	25	0.28	9,019	15	0.17	6,937	24	0.35
Investments	39,529	206	0.52	38,974	191	0.49	34,481	155	0.45
Loans	53,770	707	1.31	53,222	674	1.27	54,230	634	1.17

Total interest-earning assets	110,127	951	0.86	110,987	894	0.81	110,691	833	0.75

Deposits	68,474	64	0.09	70,281	57	0.08	73,858	53	0.07
Debentures	86	—	0.45	—	—	—	—	—	—
Short-term borrowings(1)	25,591	43	0.17	26,540	42	0.16	20,471	29	0.14
Trading account liabilities	3,833	14	0.38	2,986	13	0.44	2,836	12	0.42
Long-term debt	8,172	175	2.13	8,184	171	2.09	9,046	178	1.97

Total interest-bearing liabilities	106,156	296	0.28	107,991	283	0.26	106,211	272	0.26

Net	3,971	655	0.58	2,996	611	0.55	4,480	561	0.49

Foreign:
Interest-bearing deposits in other banks	3,509	17	0.46	3,600	15	0.42	4,878	22	0.45
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	9,082	35	0.39	10,226	51	0.50	11,961	34	0.28
Trading account assets	8,855	168	1.91	11,352	154	1.36	11,780	137	1.16
Investments	1,639	36	2.18	2,045	34	1.73	1,910	48	2.52
Loans	11,334	230	2.03	14,289	275	1.92	17,420	349	2.00

Total interest-earning assets	34,419	486	1.41	41,512	529	1.28	47,949	590	1.23

Deposits	9,878	67	0.68	11,700	67	0.58	14,695	80	0.55
Short-term borrowings(1)	13,248	34	0.25	16,653	49	0.29	20,598	28	0.13
Trading account liabilities	892	14	1.58	965	11	1.09	1,319	19	1.44
Long-term debt	650	5	0.84	733	2	0.40	764	3	0.39

Total interest-bearing liabilities	24,668	120	0.49	30,051	129	0.43	37,376	130	0.35

Net	9,751	366	0.92	11,461	400	0.85	10,573	460	0.88

Total:
Total interest-earning assets	144,546	1,437	0.99	152,499	1,423	0.93	158,640	1,423	0.90
Total interest-bearing liabilities	130,824	416	0.32	138,042	412	0.30	143,587	402	0.28

Net	¥13,722	¥1,021	0.67	¥14,457	¥1,011	0.63	¥15,053	¥1,021	0.62

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Interest and dividend income was ¥1,423 billion in the fiscal year ended March 31, 2014, which was the same level as the previous fiscal year. Domestic interest and dividend income accounted for ¥833 billion of the total amount, a decrease of ¥61 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥590 billion, an increase of ¥61 billion from the previous fiscal year.

The decrease in domestic interest and dividend income was due mainly to decreases in interest income from domestic loans and in interest and dividend income from domestic investments. The decrease in interest income from domestic loans was due mainly to a decrease in the average yield, reflecting a decline in short-term interest rate levels of yen, offset in part by the effect of an increase in the average balance of domestic loans. The decrease in interest and dividend income from domestic investments was due mainly to a decrease in the average balance of domestic investments as a result of sales and redemptions of Japanese government bonds. Changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥52 billion, and changes in the average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥9 billion, resulting in the ¥61 billion decrease in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to an increase in interest income from foreign loans, offset in part by decreases in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions and in interest income from foreign trading account assets. The increase in interest income from foreign loans was due mainly to increase in the average balance, mainly in Asia. The decreases in interest income from call loans and funds sold, and receivable under resale agreements and securities borrowing transactions and in interest income from foreign trading account assets were due mainly to the decrease in average yield, reflecting a decline in short-term interest rate levels of major currencies. Changes in the average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥15 billion, and changes in the average balance of foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥76 billion, resulting in the ¥61 billion increase in foreign interest and dividend income.

Interest expense decreased by ¥10 billion, or 2.4%, from the previous fiscal year to ¥402 billion in the fiscal year ended March 31, 2014. Domestic interest expense accounted for ¥272 billion of the total amount, a decrease of ¥11 billion from the previous fiscal year, and foreign interest expense accounted for ¥130 billion of the total amount, an increase of ¥1 billion from the previous fiscal year.

The decrease in domestic interest expense was due mainly to a decrease in interest expense on domestic short-term borrowings, offset in part by an increase in interest expense on long-term debt. The decrease in interest expense on domestic short-term borrowings was due mainly to a decrease in the average balance and a decrease in the average interest rate, reflecting a decline in short-term interest rate levels of yen. The increase in interest expense on long-term debt was due mainly to an increase in the average balance, offset in part by a decrease in the average interest rates as a result of an increase in low interest rate debt from the Bank of Japan. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥22 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥11 billion, resulting in the ¥11 billion decrease in domestic interest expense.

The increase in foreign interest expense was due mainly to increases in interest expense on foreign deposits and foreign trading account liabilities, offset in part by a decrease in interest expense on foreign short-term borrowings. The increase in foreign interest expense on foreign deposits was due mainly to an increase in the average balance. The increase in interest expense on foreign trading account liabilities was due mainly to an increase in the average interest rate, reflecting a rise in long-term interest rate levels of major currencies, as well as an increase in the average balance. The decrease in foreign interest expense on foreign short-term borrowings was due mainly to a decrease in the average interest rate, reflecting a decline in short-term interest rate levels of major currencies. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥25 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥26 billion, resulting in the ¥1 billion increase in foreign interest expense.

As a result of the foregoing, net interest income increased by ¥10 billion, or 1.0%, from the previous fiscal year to ¥1,021 billion. The average interest rate spread declined by 0.01% from the previous fiscal year to 0.62% in the fiscal year ended March 31, 2014. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods.

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

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

We recorded a credit for loan losses of ¥126 billion in the fiscal year ended March 31, 2014 compared to a provision for loan losses of ¥140 billion in the previous fiscal year. The change was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and allowance for loan losses on non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Overview—Operating Environment.”

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

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions of yen)
Fees and commissions	¥575	¥613	¥676
Fees and commissions from securities-related business	116	133	170
Fees and commissions from deposits, debentures and lending business	98	114	114
Fees and commissions from remittance business	105	105	109
Trust fees	46	46	49
Fees for other customer services	210	215	234
Foreign exchange gains (losses)—net	98	21	26
Trading account gains (losses)—net	333	534	(60)
Investment gains (losses)—net	(33)	121	266
Investment gains (losses) related to bonds	42	91	60
Investment gains (losses) related to equity securities	(65)	56	175
Others	(10)	(26)	31
Gains on disposal of premises and equipment	20	12	10
Other noninterest income	97	138	165

Total noninterest income	¥1,090	¥1,439	¥1,083

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Noninterest income decreased by ¥356 billion, or 24.7%, from the previous fiscal year to ¥1,083 billion in the fiscal year ended March 31, 2014. The decrease was due mainly to trading account losses—net of ¥60 billion compared to trading account gains—net of ¥534 billion in the previous fiscal year, offset in part by an increase in investment gains—net of ¥145 billion and an increase in fees and commissions income of ¥63 billion.

Fees and commissions

Fees and commissions increased by ¥63 billion, or 10.3%, from the previous fiscal year to ¥676 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in fees and commissions from securities-related business of ¥37 billion and an increase in fees for other customer services of ¥19 billion. The increase in fees and commissions from securities-related business was due mainly to an increase in fees and commission related to investment trusts and individual annuities as a result of the upturn in domestic stock markets during the fiscal year ended March 31, 2014 compared to the previous fiscal year.

Trading account gains (losses)—net

Trading account gains (losses)—net was a loss of ¥60 billion in the fiscal year ended March 31, 2014 compared to a gain of ¥534 billion in the previous fiscal year. The change was due mainly to an increase in losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected, reflecting a rise in long-term interest rates, and an increase in losses related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains—net increased by ¥145 billion, or 119.8%, from the previous fiscal year to ¥266 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in investment gains related to equity securities of ¥119 billion, and other investment gains of ¥31 billion recorded in the fiscal year ended March 31, 2014 compared to other investment losses of ¥26 billion in the previous fiscal year, offset in part by a decrease in investment gains related to bonds of ¥31 billion. The increase in investment gains related to equity securities was due mainly to a decrease in impairment losses on equity securities and an increase in gains on sales of equity securities, both of which were results of an upturn in domestic stock market conditions during the fiscal year ended March 31, 2014. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds in the fiscal year ended March 31, 2014, which reflected a rise in long-term interest rates of the yen and certain other major currencies during the fiscal year ended March 31, 2014 compared to the previous fiscal year.

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

Investment gains (losses)—net

Investment gains (losses)—net was a gain of ¥121 billion in the fiscal year ended March 31, 2013 compared to a loss of ¥33 billion in the previous fiscal year. The change was due mainly to investment gains related to equity securities of ¥56 billion recorded in the fiscal year ended March 31, 2013 compared to investment losses related to equity securities of ¥65 billion in the previous fiscal year and an increase in investment gains related to bonds of ¥49 billion from the previous fiscal year to ¥91 billion in the fiscal year ended March 31, 2013. The change in investment gains (losses) related to equity securities was due mainly to an increase in gains on sales of equity securities as a result of an upturn in domestic stock market conditions. The increase in investment gains related to bonds was due mainly to an increase in gains related to sales of Japanese government bonds as a result of declining yen interest rates. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions of yen)
Salaries and employee benefits	¥587	¥572	¥587
General and administrative expenses	477	440	487
Impairment of goodwill	6	—	4
Occupancy expenses	175	172	172
Fees and commission expenses	108	109	122
Provision (credit) for losses on off-balance-sheet instruments	(1)	5	12
Other noninterest expenses	119	127	120

Total noninterest expenses	¥1,471	¥1,425	¥1,504

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Noninterest expenses increased by ¥79 billion, or 5.5%, from the previous fiscal year to ¥1,504 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in general and administrative expenses of ¥47 billion and an increase in salaries and employee benefits of ¥15 billion.

Salaries and employee benefits

Salaries and employee benefits increased by ¥15 billion, or 2.6%, from the previous fiscal year to ¥587 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in overseas personnel expenses, offset in part by the effects of decreased employee retirement benefit expenses as a result of a decrease in the amortization of net actuarial loss, which primarily reflects past recoveries of the fair value of plan assets and an increase in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year. Additional information regarding pension and other employee benefit plans is included in note 20 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses increased by ¥47 billion, or 10.7%, from the previous fiscal year to ¥487 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in IT-related costs as a result of the commencement of depreciation relating to the common operational infrastructure of the new IT systems platform, as well as an increase in overseas and advertising expenses.

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

Salaries and employee benefits

Salaries and employee benefits decreased by ¥15 billion, or 2.6%, from the previous fiscal year to ¥572 billion in the fiscal year ended March 31, 2013 due mainly to the effect of decreased employee retirement benefit expenses as a result of a decrease in the amortization of net actuarial loss, which primarily reflects past recoveries of the fair value of plan assets, an increase in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal year, and the absence of a premium allowance for a voluntary early retirement program of a securities subsidiary incurred in the previous fiscal year. Additional information regarding pension and other employee benefit plans is included in note 20 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses decreased by ¥37 billion, or 7.8%, from the previous fiscal year to ¥440 billion in the fiscal year ended March 31, 2013. The decrease was due mainly to our continuous group-wide cost reduction efforts.

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2012, 2013 and 2014:

	Fiscal years ended March 31,
	2012	2013	2014
	(in billions of yen)
Current:
Domestic	¥22	¥37	¥93
Foreign	33	11	43

Total current tax expense	55	48	136
Deferred:
Domestic	(37)	(40)	95
Foreign	(4)	(4)	(5)

Total deferred tax expense (benefit)	(41)	(44)	90

Total income tax expense	¥14	¥4	¥226

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Income tax expense increased by ¥222 billion from the previous fiscal year to ¥226 billion in the fiscal year ended March 31, 2014, due mainly to deferred tax expense of ¥90 billion compared to deferred tax benefit of ¥44 billion in the previous fiscal year and an increase in current income tax expense of ¥88 billion. The change in deferred tax expense (benefit) was due mainly to a decrease in deferred tax assets, net of allowance, as a result of a slowing in the increase of our estimation of future taxable income compared with the previous fiscal year, which in turn was due to a slowing in the increase of net unrealized gains on available-for-sale securities compared with the previous fiscal year. The increase in current tax expense was due mainly to an increase in the taxable income of a principal banking subsidiary.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Income tax expense decreased by ¥10 billion, or 71.4%, from the previous fiscal year to ¥4 billion in the fiscal year ended March 31, 2013, due mainly to a decrease in current income tax expense.

The following table shows components of deferred tax assets as of March 31, 2012, 2013 and 2014:

	As of March 31,
	2012	2013	2014
	(in billions of yen)
Deferred tax assets:
Investments	¥1,064	¥889	¥724
Allowance for loan losses	333	337	267
Trading account assets	59	—	20
Prepaid pension cost and accrued pension liabilities	12	—	—
Derivative financial instruments	—	—	29
Undistributed earnings of subsidiaries	1	—	—
Net operating loss carryforwards	1,476	450	449
Other	282	265	204

Gross deferred tax assets	3,227	1,941	1,693

Valuation allowance	(1,952)	(585)	(444)

Deferred tax assets, net of valuation allowance	1,275	1,356	1,249
Deferred tax liabilities:
Available-for-sale securities	369	568	659
Prepaid pension cost and accrued pension liabilities	—	40	133
Derivative financial instruments	28	35	—
Premises and equipment	4	12	11
Trading account assets	—	11	—
Undistributed earnings of subsidiaries	—	11	12
Other	53	52	62

Gross deferred tax liabilities	454	729	877

Net deferred tax assets	¥821	¥627	¥372

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Net income (loss) attributable to noncontrolling interests decreased by ¥4 billion, or 66.7%, from the previous fiscal year to ¥2 billion in the fiscal year ended March 31, 2014.

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

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥377 billion, or 43.1%, from the previous fiscal year to ¥498 billion in the fiscal year ended March 31, 2014.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥219 billion, or 33.4%, from the previous fiscal year to ¥875 billion in the fiscal year ended March 31, 2013.

Business Segments Analysis

Our operating segments are based on the nature of the products and services provided, the type of customer and our management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 31 to our consolidated financial statements included elsewhere in this report.

Beginning on April 1, 2013, we moved to a new group operational structure and established ten business units such as Personal Banking, Retail Banking, Corporate Banking (Large Corporations), etc., and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas, based on the ten business units across Mizuho Bank (the former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013), Mizuho Trust & Banking and Mizuho Securities, etc., and we realigned the reportable segments to reflect the new organizational structure. The former three Global Groups were abolished.

We engage in banking, trust banking, securities and other businesses through consolidated subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, we disclose business segment information based on the relevant principal consolidated subsidiaries such as Mizuho Bank (the former Mizuho Bank and the former Mizuho Corporate Bank), Mizuho Trust & Banking and Mizuho Securities for investors to measure the present and future cash flows properly.

Operating segments of Mizuho Bank are aggregated based on the type of customer characteristics and are aggregated into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others.

Mizuho Bank

Personal Banking

This segment provides financial products and services such as housing loans, deposits, investment trusts and individual insurance to individual customers through Mizuho Bank’s nationwide branches and ATM network as well as telephone and the internet banking services. In addition, this segment handles trust products as an agent of Mizuho Trust & Banking.

Retail Banking

This segment provides financial products and services, such as comprehensive consulting services of business succession and asset inheritance and asset management for business owners and high-net-worth customers. This segment also provides overall banking services for SMEs.

Corporate Banking (Large Corporations)

This segment provides a full range of financial solutions on a global basis to Japanese large corporations and their affiliates by integrating our specialty functions, including banking, trust and securities, based on solid relationships with our domestic customers and by utilizing our global industry knowledge.

Corporate Banking

This segment provides, to larger SMEs, financial products and services including a range of solution businesses in accordance with the growth strategy of our corporate customers. This segment provides solutions for stable fund-raising, mergers and acquisitions and initial public offerings for customers in their start-up or growth stages, and management buy-out, business succession, entry to new business and business restructuring for customers in mature or transition stages.

Financial Institutions & Public Sector Business

This segment provides advisory services and solutions such as advice on financial strategy and risk management to financial institutions and provides comprehensive financial products and services that include funding support via the subscription and underwriting of bonds, etc., to public sector entities.

International Banking

This segment provides unified support both in Japan and overseas for our Japanese corporate customers to expand their overseas operations, and also promotes business with non-Japanese corporate customers in various countries through our global network. Further, this segment offers products such as project finance and trade finance for overseas customers.

Trading and others

This segment provides derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by the head office functions of Mizuho Bank.

Mizuho Trust & Banking

Mizuho Trust & Banking provides products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Mizuho Securities

Mizuho Securities provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

Others

This segment consists of Mizuho Financial Group, our subsidiaries other than Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, and our equity-method affiliates. They provide a wide range of customers with various products and services such as those related to trust and custody, asset management and private banking through companies such as Trust & Custody Services Bank, Mizuho Asset Management, DIAM (an equity-method affiliate) and Mizuho Private Wealth Management. This segment also provides non-banking services, including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute, and advisory services to financial institutions through Mizuho Financial Strategy.

The information below for reportable segments is derived from our internal management reporting systems.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2014 were ¥2,035.3 billion, a decrease of ¥136.4 billion compared to the fiscal year ended March 31, 2013. Consolidated general and administrative expenses for the fiscal year ended March 31, 2014 were ¥1,229.3 billion, an increase of ¥58.3 billion compared to the fiscal year ended March 31, 2013. Consolidated net business profits for the fiscal year ended March 31, 2014 were ¥744.3 billion, a decrease of ¥167.9 billion compared to the fiscal year ended March 31, 2013.

	The former Mizuho Bank (Consolidated)
		The former Mizuho Bank (Non-consolidated)							The former Mizuho Investors Securities (Consolidated)	Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Trading and others (f)	(g)	(h)
	(in billions of yen)
Fiscal year ended March 31, 2012(1)
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income (expense)	¥583.9	¥545.4	¥224.3	¥95.1	¥17.8	¥118.6	¥22.2	¥67.4	¥0.7	¥37.8
Net noninterest income	305.8	253.3	32.1	41.0	19.0	68.2	8.6	84.4	43.9	8.6

Total	889.7	798.7	256.4	136.1	36.8	186.8	30.8	151.8	44.6	46.4
General and administrative expenses (excluding non-recurring losses)	608.5	556.4	218.6	108.2	18.5	86.4	14.5	110.2	40.9	11.2
Others	(14.0)	—	—	—	—	—	—	—	—	(14.0)

Net business profits (losses) (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	¥267.2	¥242.3	¥37.8	¥27.9	¥18.3	¥100.4	¥16.3	¥41.6	¥3.7	¥21.2

	The former Mizuho Corporate Bank (Consolidated)									Mizuho Trust & Banking (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		The former Mizuho Corporate Bank (Non-consolidated)						The former Mizuho Securities (Consolidated)	Others
	Total	Total	Corporate Banking (Large Corporations) (i)	Corporate Banking (j)	Financial Institution & Public Sector Business (k)	Inter- national Banking (l)	Trading and others (m)	(n)	(o)	(p)	(q)	Total
	(in billions of yen)
Fiscal year ended March 31, 2012(1)
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income (expense)	¥468.3	¥395.0	¥150.6	¥2.7	¥18.1	¥90.3	¥133.3	¥(8.1)	¥81.4	¥42.5	¥(6.4)	¥1,088.3
Net noninterest income	449.4	286.8	114.4	1.1	15.8	86.9	68.6	151.7	10.9	104.8	54.8	914.8

Total	917.7	681.8	265.0	3.8	33.9	177.2	201.9	143.6	92.3	147.3	48.4	2,003.1
General and administrative expenses (excluding non-recurring losses)	465.4	244.9	75.6	1.3	11.6	60.3	96.1	192.9	27.6	92.3	40.1	1,206.3
Others	(52.1)	—	—	—	—	—	—	(0.1)	(52.0)	(3.7)	(7.9)	(77.7)

Net business profits (losses) (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	¥400.2	¥436.9	¥189.4	¥2.5	¥22.3	¥116.9	¥105.8	¥(49.4)	¥12.7	¥51.3	¥0.4	¥719.1

	The former Mizuho Bank (Consolidated)
		The former Mizuho Bank (Non-consolidated)							Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Trading and others (f)	(g)
	(in billions of yen)
Fiscal year ended March 31, 2013(1)(2)(4)
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income (expense)	¥550.6	¥513.8	¥219.2	¥83.3	¥14.9	¥106.1	¥19.9	¥70.4	¥36.8
Net noninterest income	360.3	313.7	33.9	42.3	19.3	70.7	11.0	136.5	46.6

Total	910.9	827.5	253.1	125.6	34.2	176.8	30.9	206.9	83.4
General and administrative expenses (excluding non-recurring losses)	568.2	524.4	218.6	113.7	11.6	73.2	14.3	93.0	43.8
Others	(7.4)	—	—	—	—	—	—	—	(7.4)

Net business profits (losses) (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	¥335.3	¥303.1	¥34.5	¥11.9	¥22.6	¥103.6	¥16.6	¥113.9	¥32.2

	The former Mizuho Corporate Bank (Consolidated)									Mizuho Trust & Banking (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		The former Mizuho Corporate Bank (Non-consolidated)						Mizuho Securities (Consolidated)	Others
	Total	Total	Corporate Banking (Large Corporations) (h)	Corporate Banking (i)	Financial Institution & Public Sector Business (j)	Inter- national Banking (k)	Trading and others (l)	(m)	(n)	(o)	(p)	Total
	(in billions of yen)
Fiscal year ended March 31, 2013(1)(2)(4)
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income (expense)	¥486.1	¥401.7	¥140.9	¥0.5	¥16.3	¥108.2	¥135.8	¥(1.8)	¥86.2	¥39.5	¥(0.3)	¥1,075.9
Net noninterest income	572.8	333.4	103.3	0.2	13.2	104.7	112.0	229.0	10.4	105.0	57.7	1,095.8

Total	1,058.9	735.1	244.2	0.7	29.5	212.9	247.8	227.2	96.6	144.5	57.4	2,171.7
General and administrative expenses (excluding non-recurring losses)	471.9	241.1	76.8	1.3	12.2	66.6	84.2	197.1	33.7	90.1	40.8	1,171.0
Others	(50.0)	—	—	—	—	—	—	—	(50.0)	(3.5)	(27.6)	(88.5)

Net business profits (losses) (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	¥537.0	¥494.0	¥167.4	¥(0.6)	¥17.3	¥146.3	¥163.6	¥30.1	¥12.9	¥50.9	¥(11.0)	¥912.2

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Fiscal year ended March 31, 2014(1)(2)(3)(4)
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income	¥933.8	¥800.1	¥165.0	¥59.8	¥170.2	¥77.9	¥30.7	¥128.9	¥167.6	¥133.7	¥40.2	¥2.9	¥131.4	¥1,108.3
Net noninterest income (expenses)	407.4	398.2	32.9	34.8	126.7	51.8	20.1	139.8	(7.9)	9.2	108.1	283.9	127.6	927.0

Total	1,341.2	1,198.3	197.9	94.6	296.9	129.7	50.8	268.7	159.7	142.9	148.3	286.8	259.0	2,035.3
General and administrative expenses (excluding non-recurring losses)	711.3	659.0	171.3	87.8	83.8	58.8	25.1	82.5	149.7	52.3	90.9	246.2	180.9	1,229.3
Others	(56.1)	—	—	—	—	—	—	—	—	(56.1)	(2.9)	—	(2.7)	(61.7)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	¥573.8	¥539.3	¥26.6	¥6.8	¥213.1	¥70.9	¥25.7	¥186.2	¥10.0	¥34.5	¥54.5	¥40.6	¥75.4	¥744.3

Notes:

(1)	As for the fiscal year ended March 31, 2012, “Others (h),” “Others (o)” and “Others (q)” include elimination of transactions between consolidated subsidiaries. As for the fiscal year ended March 31, 2013, “Others (g),” “Others (n)” and “Others (p)” include elimination of transactions between consolidated subsidiaries. As for the fiscal year ended March 31, 2014, “Others (h)” and “Others (k)” include elimination of transactions between consolidated subsidiaries.

(2)	Beginning on April 1, 2013, we moved to a new group operational structure and realigned the reportable segments to reflect the new organizational structure. In addition, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses.” Figures for the fiscal year ended March 31, 2013 have been reclassified under the new allocation methods. The effect of the change of allocation methods is not significant.
(3)	As for the fiscal year ended March 31, 2014, “Mizuho Bank (Non-consolidated)” represents the sum of the performance of the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second, third and fourth quarters, while “Others (h)” includes the performance of the former Mizuho Bank for the first quarter, in light of the merger of the former Mizuho Bank and the former Mizuho Corporate Bank conducted in July 2013.
(4)	Beginning on April 1, 2013, Mizuho Securities was turned into a directly-held subsidiary of Mizuho Financial Group. As for the fiscal year ended March 31, 2013, “Mizuho Securities (Consolidated) (m)” represents the performance of the former Mizuho Securities for the first three quarters and the new Mizuho Securities for the fourth quarter, while “Others (g)” includes the performance of the former Mizuho Investors Securities for the first three quarters. As for the fiscal year ended March 31, 2014, “Mizuho Securities (Consolidated) (j)” represents the performance of the new Mizuho Securities, in light of the merger of the former Mizuho Securities and the former Mizuho Investors Securities conducted in January 2013.

Mizuho Bank

On July 1, 2013, the merger between the former Mizuho Bank and the former Mizuho Corporate Bank came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. The following table and comparison are based on the simple aggregation of the results of the former Mizuho Bank and the former Mizuho Corporate Bank with respect to periods prior to the merger.

	The former Mizuho Bank and the former Mizuho Corporate Bank
	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	Total
	(in billions of yen)
Fiscal year ended March 31,2013(1)(2):
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income	¥219.2	¥83.3	¥155.8	¥106.6	¥36.2	¥108.2	¥206.2	¥915.5
Net noninterest income	33.9	42.3	122.6	70.9	24.2	104.7	248.5	647.1

Total	253.1	125.6	278.4	177.5	60.4	212.9	454.7	1,562.6
General and administrative expenses (excluding non-recurring losses)	218.6	113.7	88.4	74.5	26.5	66.6	177.2	765.5
Others	—	—	—	—	—	—	—	—

Net business profits	¥34.5	¥11.9	¥190.0	¥103.0	¥33.9	¥146.3	¥277.5	¥797.1

Fiscal year ended March 31, 2014(1)(2):
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income	¥218.5	¥80.0	¥172.7	¥103.3	¥35.4	¥128.9	¥185.0	¥923.8
Net noninterest income	41.6	45.3	131.4	64.7	22.3	139.8	15.2	460.3

Total	260.1	125.3	304.1	168.0	57.7	268.7	200.2	1,384.1
General and administrative expenses (excluding non-recurring losses)	226.4	116.7	87.2	77.7	29.0	82.5	171.6	791.1
Others	—	—	—	—	—	—	—	—

Net business profits	¥33.7	¥8.6	¥216.9	¥90.3	¥28.7	¥186.2	¥28.6	¥593.0

Notes:

(1)	The former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013. Figures for the fiscal year ended March 31, 2013 represent the simple aggregation of the performance of the former Mizuho Bank and the former Mizuho Corporate Bank, and figures for the fiscal year ended March 31, 2014 represent the simple aggregation of the performance of the former Mizuho Bank and the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second, third, and fourth quarters.
(2)	Beginning on April 1, 2013, we moved to a new group operational structure and realigned the reportable segments to reflect the new organizational structure. In addition, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses.” Figures for the fiscal year ended March 31, 2013 have been reclassified under the new allocation methods. Figures for the fiscal year ended March 31, 2013 prior to such change are as set forth in the table below. The narrative analysis under the heading “Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012” below is based on figures prior to such change.

	The former Mizuho Bank and the former Mizuho Corporate Bank
	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Total
	(in billions of yen)
Fiscal year ended March 31, 2012(1):
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income	¥224.3	¥95.1	¥168.4	¥121.3	¥40.3	¥90.3	¥200.7	¥940.4
Net noninterest income	32.1	41.0	133.4	69.3	24.4	86.9	153.0	540.1

Total	256.4	136.1	301.8	190.6	64.7	177.2	353.7	1,480.5
General and administrative expenses (excluding non-recurring losses)	218.6	108.2	94.1	87.7	26.1	60.3	206.3	801.3
Others	—	—	—	—	—	—	—	—

Net business profits	¥37.8	¥27.9	¥207.7	¥102.9	¥38.6	¥116.9	¥147.4	¥679.2

Fiscal year ended March 31, 2013(1):
Gross profits (excluding the amounts of credit costs of trust accounts):
Net interest income	¥210.6	¥87.1	¥156.4	¥113.1	¥34.7	¥109.6	¥204.0	¥915.5
Net noninterest income	37.4	45.9	144.3	85.8	27.1	104.7	201.9	647.1

Total	248.0	133.0	300.7	198.9	61.8	214.3	405.9	1,562.6
General and administrative expenses (excluding non-recurring losses)	209.3	102.1	87.9	82.7	24.0	61.5	198.0	765.5
Others	—	—	—	—	—	—	—	—

Net business profits	¥38.7	¥30.9	¥212.8	¥116.2	¥37.8	¥152.8	¥207.9	¥797.1

Note:

(1)	Beginning the fiscal year ended March 31, 2013, with the implementation of the “substantive one bank” structure, new allocation methods among segments within the former Mizuho Corporate Bank were applied to the calculation of the respective “Gross profits” and “General and administrative expenses.” Figures for the fiscal year ended March 31, 2012 were reclassified under the new allocation methods.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013

Gross profits for the fiscal year ended March 31, 2014 were ¥1,384.1 billion, a decrease of ¥178.5 billion, or 11.4%, compared to the fiscal year ended March 31, 2013. The decrease was attributable mainly to a decrease in income from trading and others due mainly to the particularly strong results in the previous fiscal year. This decrease was offset in part by increases in gross profits related to our customer groups attributable to an increase in income mainly in Asia in international banking, an increase in solution business-related income in corporate banking (large corporations) and an increase in sales of investment trusts in personal banking.

General and administrative expenses for the fiscal year ended March 31, 2014 increased by ¥25.6 billion, or 3.3%, compared to the fiscal year ended March 31, 2013 to ¥791.1 billion due mainly to expenses related to the next-generation IT systems and the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs related to our overseas operations, offset in part by our group-wide cost reduction efforts, including our cost restructuring measures.

As a result mainly of the foregoing, net business profits for the fiscal year ended March 31, 2014 decreased by ¥204.1 billion, or 25.6%, compared to the fiscal year ended March 31, 2013 to ¥593.0 billion.

Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012

Gross profits for the fiscal year ended March 31, 2013 were ¥1,562.6 billion, an increase of ¥82.1 billion, or 5.5%, compared to the fiscal year ended March 31, 2012. The increase was attributable mainly to an increase in income from trading and others as a result of flexible and timely asset-and-liability management operations that appropriately captured market trends in domestic and overseas financial markets, an increase in income mainly in Asia in international banking and an increase in noninterest income such as solution business-related income in corporate banking.

General and administrative expenses for the fiscal year ended March 31, 2013 decreased by ¥35.8 billion, or 4.5%, compared to the fiscal year ended March 31, 2012 to ¥765.5 billion due mainly to our group-wide cost reduction efforts offset in part by an increase in expenses related to overseas business resulting mainly from the depreciation of the yen.

As a result mainly of the foregoing, net business profits for the fiscal year ended March 31, 2013 increased by ¥117.9 billion, or 17.4%, compared to the fiscal year ended March 31, 2012 to ¥797.1 billion.

Mizuho Trust & Banking

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013

Gross profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2014 were ¥148.3 billion, an increase of ¥3.8 billion, or 2.6%, compared to the fiscal year ended March 31, 2013. The increase was attributable mainly to an increase in noninterest income related to pension and asset management and real estate businesses reflecting the recovery in market conditions.

General and administrative expenses for Mizuho Trust & Banking for the fiscal year ended March 31, 2014 increased by ¥0.8 billion, or 0.9%, compared to the fiscal year ended March 31, 2013 to ¥90.9 billion. We were able to maintain expense levels similar to the previous fiscal year due mainly to our group-wide cost reduction efforts.

As a result mainly of the foregoing, net business profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2014 increased by ¥3.6 billion, or 7.1%, compared to the fiscal year ended March 31, 2013 to ¥54.5 billion.

Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012

Gross profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2013 were ¥144.5 billion, a decrease of ¥2.8 billion, or 1.9%, compared to the fiscal year ended March 31, 2012. The decrease was attributable mainly to a decrease in trading-related income. The decrease was offset in part by an increase in income from pension and asset management and real estate businesses.

General and administrative expenses for Mizuho Trust & Banking for the fiscal year ended March 31, 2013 decreased by ¥2.2 billion, or 2.4%, compared to the fiscal year ended March 31, 2012 to ¥90.1 billion. The decrease was due mainly to our group-wide cost reduction efforts, including our cost restructuring measures.

As a result mainly of the foregoing, net business profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2013 decreased by ¥0.4 billion, or 0.8%, compared to the fiscal year ended March 31, 2012 to ¥50.9 billion.

Mizuho Securities

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013

Gross profits for Mizuho Securities for the fiscal year ended March 31, 2014 were ¥286.8 billion, an increase of ¥59.6 billion, or 26.2%, compared to the fiscal year ended March 31, 2013. The increase was attributable mainly to the impact of the merger with Mizuho Investors Securities as well as an increase in equity brokerage commissions and income related to investment trusts reflecting the recovery in market conditions.

General and administrative expenses for Mizuho Securities for the fiscal year ended March 31, 2014 increased by ¥49.1 billion, or 24.9%, compared to the fiscal year ended March 31, 2013 to ¥246.2 billion. The increase was due mainly to the impact of the merger with Mizuho Investors Securities in January 2013 as well as an increase in personnel expenses reflecting the recovery in operating results.

As a result mainly of the foregoing, net business profits for Mizuho Securities for the fiscal year ended March 31, 2014 increased by ¥10.5 billion, or 34.9%, compared to the fiscal year ended March 31, 2013 to ¥40.6 billion.

Fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012

Gross profits for Mizuho Securities for the fiscal year ended March 31, 2013 were ¥227.2 billion, an increase of ¥83.6 billion, or 58.2%, compared to the fiscal year ended March 31, 2012. The increase was attributable mainly to an increase in fees and commissions and trading income reflecting the recovery in market conditions.

General and administrative expenses for Mizuho Securities for the fiscal year ended March 31, 2013 increased by ¥4.2 billion, or 2.2%, compared to the fiscal year ended March 31, 2012 to ¥197.1 billion. The increase was due mainly to the impact of the merger with Mizuho Investors Securities in January 2013 offset in part by our group-wide cost reduction efforts.

As a result mainly of the foregoing, net business profits for Mizuho Securities for the fiscal year ended March 31, 2013 was ¥30.1 billion, an improvement of ¥79.5 billion compared to the fiscal year ended March 31, 2012.

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2012:
Total revenue(1)	¥1,966	¥251	¥132	¥178	¥2,527
Total expenses(2)	1,561	104	103	96	1,864

Income before income tax expense	405	147	29	82	663

Net income	¥419	¥131	¥28	¥71	¥649

Total assets at end of fiscal year	¥124,444	¥25,369	¥8,868	¥7,681	¥166,362

Fiscal year ended March 31, 2013:
Total revenue(1)	¥2,191	¥384	¥126	¥162	¥2,863
Total expenses(2)	1,669	141	48	120	1,978

Income before income tax expense	522	243	78	42	885

Net income	¥525	¥252	¥75	¥29	¥881

Total assets at end of fiscal year	¥126,769	¥31,169	¥10,591	¥10,218	¥178,747

Fiscal year ended March 31, 2014:
Total revenue(1)	¥1,783	¥350	¥153	¥219	¥2,505
Total expenses(2)	1,397	145	96	141	1,779

Income before income tax expense	386	205	57	78	726

Net income	¥198	¥190	¥54	¥58	¥500

Total assets at end of fiscal year	¥124,558	¥27,528	¥10,784	¥12,829	¥175,699

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

In the fiscal year ended March 31, 2014, 39.6% of our net income was derived from Japan, 38.0% from the Americas, 10.8% from Europe and 11.6% from Asia/Oceania excluding Japan, and others. At March 31, 2014, 70.9% of total assets were allocated to Japan, 15.7% to the Americas, 6.1% to Europe and 7.3% to Asia/Oceania excluding Japan, and others.

In Japan, total revenue decreased by ¥408 billion from the previous fiscal year due mainly to the change from trading account gains—net in the previous fiscal year to trading account losses—net in the fiscal year ended March 31, 2014, offset in part by an increase in investment gains—net. The change in trading account gains (losses)—net was due mainly to an increase in losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected, reflecting a rise in long-term interest rates, and an increase in losses related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. The increase in investment gains—net was due mainly to a decrease in impairment losses on equity securities and an increase in gains on sales of equity securities, both of which were results of an upturn in domestic stock market conditions during the fiscal year ended March 31, 2014. Total expenses decreased by ¥272 billion from the previous fiscal year due to the change from provision for loan losses in the previous fiscal year to credit for loan losses in the fiscal year ended March 31, 2014. The change in provision (credit) for loan losses was due primarily to a decrease in allowance for loan losses on impaired loans as a result of upgrades and collections related to some borrowers and allowance for loan losses on non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy. In addition, we had an income tax expense of ¥188 billion in the fiscal year ended March 31, 2014 compared to an income tax benefit of ¥3 billion in the previous fiscal year. As a result, net income in Japan decreased by ¥327 billion. Total assets in Japan decreased by ¥2,211 billion due primarily to decreases in investments and trading account assets, offset in part by an increase in interest-bearing deposits in other banks.

In the Americas, total revenue decreased by ¥34 billion due primarily to decreases in trading account gains—net and investment gains—net, offset in part by an increase in interest income from loans. The decrease in trading account gains—net was due mainly to a decrease in gains recorded by consolidated VIEs. The decrease in investment gains was due mainly to a decrease in gains on sales of equity securities which had been held by our consolidated investment company. The increase in interest income from loans was due to increases in the average balance. Total expenses increased by ¥4 billion due primarily to increases in salaries and employee benefits, general and administrative expenses and fees and commission expenses, offset in part by a decrease in interest expense on short-term borrowings. As a result, net income in the Americas decreased by ¥62 billion. Total assets in the Americas decreased by ¥3,641 billion due primarily to a decrease in trading account assets.

In Europe, total revenue increased by ¥27 billion due primarily to an increase in interest income from loans. Total expenses increased by ¥48 billion due mainly to a decrease in credit for loan losses. As a result, net income in Europe decreased by ¥21 billion. Total assets in Europe increased by ¥193 billion due primarily to an increase in trading account assets.

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥57 billion due primarily to an increase in interest income from loans. The increase in interest income from loans was due to an increase in the average balance. Total expenses increased by ¥21 billion due mainly to increases in interest expense on interest-bearing deposits and salaries and employee benefits. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥29 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥2,611 billion due primarily to an increase in loans.

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

In Japan, total revenue increased by ¥225 billion from the previous fiscal year due mainly to the change from investment losses—net in the previous fiscal year to investment gains—net in the fiscal year ended March 31, 2013 and an increase in trading account gains—net, offset in part by a decrease in interest and dividend income. The change in investment gains (losses)—net was due mainly to investment gains related to equity securities in the fiscal year ended March 31, 2013 compared to investment losses related to equity securities in the previous fiscal year and an increase in investment gains related to bonds. The change in investment gains (losses) related to equity securities was due mainly to an increase in gains on sales of equity securities as a result of an upturn in domestic stock market conditions. The increase in investment gains related to bonds was due mainly to an increase in gains related to sales of Japanese government bonds as a result of declining yen interest rates. The increase in trading account gains—net was due mainly to an increase in trading account gains earned by our securities subsidiary related to bonds reflecting a decline in yen interest rate levels and related to domestic equity securities reflecting an upturn in domestic market conditions. The decrease in interest and dividend income was due mainly to a decrease in interest income from domestic loans, which in turn was due mainly to a decrease in the average yield, reflecting a decline in yen interest rate levels, and a decrease in the average balance. Total expenses increased by ¥108 billion from the previous fiscal year due to an increase in provision for loan losses, offset in part by a decrease in noninterest expenses. The increase in provision for loan losses was due primarily to an increase in allowance for loan losses on non-impaired loans. The decrease in noninterest expenses was due mainly to decreases in general and administrative expenses and salaries and employee benefits. The decrease in general and administrative expenses was due mainly to our continuous group-wide cost reduction efforts and the decrease in salaries and employee benefits was due mainly to the effect of decreased employee retirement benefit expenses. In addition, income tax benefit decreased by ¥11 billion from the previous fiscal year due mainly to an increase in current income tax expense. As a result, net income in Japan increased by ¥106 billion. Total assets in Japan increased by ¥2,325 billion due primarily to an increase in interest-bearing deposits in other banks, offset in part by decreases in investments and trading account assets.

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

Financial Condition

Assets

Our assets as of March 31, 2013 and 2014 were as follows:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
Cash and due from banks	¥1,268	¥1,697	¥429
Interest-bearing deposits in other banks	11,216	19,037	7,821
Call loans and funds sold	531	468	(63)
Receivables under resale agreements	9,025	8,349	(676)
Receivables under securities borrowing transactions	5,544	5,011	(533)
Trading account assets	34,067	27,408	(6,659)
Investments	43,252	35,482	(7,770)
Loans	69,833	73,485	3,652
Allowance for loan losses	(773)	(626)	147

Loans, net of allowance	69,060	72,859	3,799
Premises and equipment—net	1,092	1,357	265
Due from customers on acceptances	102	92	(10)
Accrued income	276	264	(12)
Goodwill	6	12	6
Intangible assets	64	59	(5)
Deferred tax assets	642	405	(237)
Other assets	2,602	3,199	597

Total assets	¥178,747	¥175,699	¥(3,048)

Total assets decreased by ¥3,048 billion from March 31, 2013 to ¥175,699 billion as of March 31, 2014. This decrease was due mainly to a decrease of ¥7,770 billion in investments, primarily Japanese government bonds, and a decrease of ¥6,659 billion in trading account assets, primarily derivative contracts and U.S. Treasury bonds, offset in part by an increase of ¥7,821 billion in interest-bearing deposits in other banks, primarily those in the Bank of Japan, and an increase of ¥3,799 billion in loans, net of allowance.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2013 and 2014:

	As of March 31,				Increase (decrease)
	2013		2014
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,079	11.5%	¥8,026	10.9%	¥(53)	(0.6)%
Construction and real estate	7,478	10.7	7,205	9.8	(273)	(0.9)
Services	3,972	5.7	3,957	5.4	(15)	(0.3)
Wholesale and retail	5,356	7.6	5,351	7.3	(5)	(0.3)
Transportation and communications	3,147	4.5	3,247	4.4	100	(0.1)
Banks and other financial institutions	3,143	4.5	3,460	4.7	317	0.2
Government and public institutions	6,907	9.9	6,734	9.1	(173)	(0.8)
Other industries(1)	4,522	6.5	4,983	6.8	461	0.3
Individuals	11,976	17.1	11,975	16.2	(1)	(0.9)
Mortgage loans	11,234	16.1	11,187	15.2	(47)	(0.9)
Other	742	1.0	788	1.0	46	0.0

Total domestic	54,580	78.0	54,938	74.6	358	(3.4)
Foreign:
Commercial and industrial	10,481	15.0	12,938	17.6	2,457	2.6
Banks and other financial institutions	4,089	5.8	4,610	6.3	521	0.5
Government and public institutions	596	0.9	883	1.2	287	0.3
Other(1)	199	0.3	255	0.3	56	0.0

Total foreign	15,365	22.0	18,686	25.4	3,321	3.4

Subtotal	69,945	100.0%	73,624	100.0%	3,679	—

Less: Unearned income and deferred loan fees—net	(112)		(139)		(27)

Total loans before allowance for loan losses	¥69,833		¥73,485		¥3,652

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥3,652 billion from March 31, 2013 to ¥73,485 billion as of March 31, 2014. Loans to domestic borrowers increased by ¥358 billion to ¥54,938 billion due mainly to increases in loans to other industries, including loans to utility industry and those relating to consolidated variable interest entities, and banks and other financial institutions. The increases were offset in part by decreases in loans to construction and real estate, and government and public institutions.

Loans to foreign borrowers increased by ¥3,321 billion from March 31, 2013 to ¥18,686 billion as of March 31, 2014. The increase in loans to foreign borrowers was due mainly to increases in loans to commercial and industrial, mainly in Asia, and a roughly equal effect of the translation impact of the depreciation of the yen against other major currencies.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 78.0% to 74.6% while that of loans to foreign borrowers against gross total loans increased from 22.0% to 25.4%.

Impaired Loans

General

In accordance with our group’s credit risk management policies, we use an internal rating system that consists of credit ratings and pool allocations as the basis of our risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loan by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. We pool loans with similar risk characteristics, and the risk is assessed and managed according to such pools. We generally review the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures. The table below presents our definition of obligor ratings used by Mizuho Bank and Mizuho Trust & Banking:

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

We consider loans to be impaired when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. We classify loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of our impaired loans are designated as nonaccrual loans. We do not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.

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

Loan modifications

Restructuring efforts are made through our various business revitalization support measures conducted based on requests from borrowers that are in a weakened state that require some form of support. When confronted with the decision of whether to agree to business revitalization support, which includes forgiveness of debt (including debt to equity swaps), reductions in stated interest rates to below market levels and postponement of payment of principal and/or interest (other than insignificant extensions), we carefully consider whether it is beneficial to our shareholders and depositors based on various factors such as whether (i) a legal reorganization process would significantly damage the obligor’s business value so that there is a fear that the obligor will not be able to restructure its business, (ii) the restructuring plan is appropriate and is economically rational from the viewpoint of minimizing Mizuho’s losses compared to other processes, (iii) both the management and shareholders of the obligor will clearly bear responsibility, and (iv) the allocation of losses among creditors is rational and highly justifiable. The triggers and factors that we review to identify restructured loans are modifications imposed by law or a court of law and alterations based on agreement with the borrower such as the reduction of the stated interest rate and forgiveness of debt (including debt to equity swaps), and we consider restructured loans, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as “troubled debt restructuring.” We consider the relevant obligor to be in financial difficulty when its rating based on our internal rating system is E2 or below. The types of concessions that we would not otherwise consider include the various forms of business revitalization support described above. In general, troubled debt restructurings will return to non-impaired loans, as well as accrual status, when we determine that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on our internal rating system. Based on our historical experience, it typically takes approximately 1.5 years for the troubled debt restructuring loans in nonaccrual status to be returned to accrual status.

We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2014, the balance of restructurings that are troubled debt restructurings was ¥631 billion, and the balance of restructurings that are not troubled debt restructurings was ¥186 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2014 was ¥1 billion.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2013 and 2014 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2013		2014
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥336	4.2%	¥229	2.9%	¥(107)	(1.3)%
Construction and real estate	249	3.3	138	1.9	(111)	(1.4)
Services	90	2.3	79	2.0	(11)	(0.3)
Wholesale and retail	173	3.2	156	2.9	(17)	(0.3)
Transportation and communications	59	1.9	48	1.5	(11)	(0.4)
Banks and other financial institutions	14	0.4	11	0.3	(3)	(0.1)
Other industries	5	0.0	1	0.0	(4)	0.0
Individuals	235	2.0	195	1.6	(40)	(0.4)

Total domestic	1,161	2.1	857	1.6	(304)	(0.5)
Foreign	303	2.0	288	1.5	(15)	(0.5)

Total impaired loans	¥1,464	2.1	¥1,145	1.6	¥(319)	(0.5)

Impaired loans decreased by ¥319 billion, or 21.8%, from March 31, 2013 to ¥1,145 billion as of March 31, 2014. Impaired loans to domestic borrowers decreased by ¥304 billion due primarily to decreases in manufacturing and construction and real estate as a result of upgrades and collections related to some borrowers. Impaired loans to foreign borrowers decreased by ¥15 billion, attributable to declines in almost all regions.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans decreased from 2.1% as of March 31, 2013 to 1.6% as of March 31, 2014. The percentage of impaired loans net of allowance to gross total loans net of allowance decreased from 1.00% as of March 31, 2013 to 0.71% as of March 31, 2014 due to a decrease in impaired loans net of allowance and an increase in gross total loans net of allowance.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2013 and 2014:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥406	¥323	¥(83)
Allowance for loan losses on non-impaired loans (B)	367	303	(64)

Total allowance for loan losses (C)	773	626	(147)

Impaired loans requiring an allowance for loan losses (D)	1,242	958	(284)
Impaired loans not requiring an allowance for loan losses (E)	222	187	(35)
Non-impaired loans(2) (F)	68,481	72,479	3,998

Gross total loans (G)	¥69,945	¥73,624	¥3,679

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	32.71%	33.72%	1.01%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.54	0.42	(0.12)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.11	0.85	(0.26)

Notes:

(1)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥505 billion and ¥425 billion as of March 31, 2013 and 2014 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥147 billion from March 31, 2013 to ¥626 billion as of March 31, 2014. This decrease was due to a decrease of ¥83 billion in the allowance for loan losses on impaired loans as a result of a decrease in domestic impaired loans requiring an allowance for loan losses, and a decrease of

¥64 billion in the allowance for loan losses on non-impaired loans. The allowance for loan losses on non-impaired loans decreased due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Overview—Operating Environment.” As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.26% to 0.85%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 1.01% to 33.72%.

The primary factors behind the gap between the 19.0% decrease in allowance for loan losses and the 5.3% increase in the balance of gross total loans in the fiscal year ended March 31, 2014 compared to the previous fiscal year consisted mainly of the increase in the balance of non-impaired loans and the decrease in allowance for loan losses both on impaired loans and non-impaired loans due to improvements in our loan portfolio.

In the fiscal year ended March 31, 2014, impaired loans decreased by 21.8% due mainly to a decrease in domestic impaired loans. Allowance for loan losses on impaired loans decreased by 20.5%.

The coverage ratio for impaired loans increased by 1.9% as of March 31, 2014 compared to the previous fiscal year. This was due to how the percentage decrease in the amount of impaired loans was greater than the percentage decrease of allowance for loan losses.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2013 and 2014:

	Fiscal years ended March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥683	¥773	¥90
Provision (credit) for loan losses	140	(126)	(266)
Charge-offs:
Domestic:
Manufacturing	25	20	(5)
Construction and real estate	5	1	(4)
Services	10	3	(7)
Wholesale and retail	11	13	2
Transportation and communications	2	7	5
Individuals	17	13	(4)

Total domestic charge-offs	70	57	(13)
Foreign	25	8	(17)

Total charge-offs	95	65	(30)

Recoveries:
Domestic:
Manufacturing	4	6	2
Construction and real estate	8	5	(3)
Services	3	3	—
Wholesale and retail	3	3	—
Transportation and communications	1	3	2
Banks and other financial institutions	1	—	(1)
Other industries	—	1	1
Individuals	4	3	(1)

Total domestic recoveries	24	24	—
Foreign	8	2	(6)

Total recoveries	32	26	(6)

Net charge-offs	63	39	(24)
Others(1)	13	18	5

Balance at end of fiscal year	¥773	¥626	¥(147)

Note:

(1)	“Others” include primarily foreign exchange translation.

We recorded a credit for loan losses of ¥126 billion in the fiscal year ended March 31, 2014 compared to a provision for loan losses of ¥140 billion in the fiscal year ended March 31, 2013. The change was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and allowance for loan losses on non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Overview—Operating Environment.”

Charge-offs decreased by ¥30 billion from the previous fiscal year to ¥65 billion for the fiscal year ended March 31, 2014, reflecting decreases in charge-offs of foreign loans and domestic loans. Recoveries decreased by ¥6 billion from the previous fiscal year to ¥26 billion in the fiscal year ended March 31, 2014, reflecting a decrease in recoveries on foreign loans.

Investments

The majority of our investments are available-for-sale securities, which at March 31, 2013 and 2014 were as follows:

	As of March 31,						Increase (decrease)
	2013			2014
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥36,127	¥36,275	¥148	¥27,167	¥27,227	¥60	¥(8,960)	¥(9,048)	¥(88)
Japanese government bonds	30,710	30,783	73	22,040	22,056	16	(8,670)	(8,727)	(57)
Other than Japanese government bonds	5,417	5,492	75	5,127	5,171	44	(290)	(321)	(31)
Equity securities (marketable)	1,699	3,139	1,440	1,668	3,422	1,754	(31)	283	314

Total	¥37,826	¥39,414	¥1,588	¥28,835	¥30,649	¥1,814	¥(8,991)	¥(8,765)	¥226

Available-for-sale securities decreased by ¥8,765 billion from March 31, 2013 to ¥30,649 billion at March 31, 2014. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions as a result of risk management of our bond portfolio. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks increased by ¥429 billion from March 31, 2013 to ¥1,697 billion at March 31, 2014. The increase was due to net cash provided by operating activities of ¥5,951 billion and net cash provided by investing activities of ¥417 billion offset in part by net cash used in financing activities of ¥5,972 billion.

Liabilities

The following table shows our liabilities as of March 31, 2013 and 2014:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
Deposits	¥100,222	¥102,610	¥2,388
Due to trust accounts	619	742	123
Call money and funds purchased	6,127	7,195	1,068
Payables under repurchase agreements	17,451	16,798	(653)
Payables under securities lending transactions	11,496	6,266	(5,230)
Other short-term borrowings	6,724	6,024	(700)
Trading account liabilities	16,769	14,825	(1,944)
Bank acceptances outstanding	102	92	(10)
Income taxes payable	38	57	19
Deferred tax liabilities	14	33	19
Accrued expenses	159	160	1
Long-term debt	8,802	9,854	1,052
Other liabilities	4,367	4,422	55

Total liabilities	¥172,890	¥169,078	¥(3,812)

Total liabilities decreased by ¥3,812 billion from March 31, 2013 to ¥169,078 billion at March 31, 2014. This decrease was due primarily to a decrease of ¥5,392 billion in short-term borrowings and a decrease of

¥1,944 billion in trading account liabilities, primarily derivative contracts, offset in part by an increase of ¥2,388 billion in deposits and an increase of ¥1,052 billion in long-term debt. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2013 and 2014:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥12,139	¥12,751	¥612
Interest-bearing deposits	74,218	73,115	(1,103)

Total domestic deposits	86,357	85,866	(491)

Foreign:
Noninterest-bearing deposits	836	1,115	279
Interest-bearing deposits	13,029	15,629	2,600

Total foreign deposits	13,865	16,744	2,879

Total deposits	¥100,222	¥102,610	¥2,388

Deposits increased by ¥2,388 billion from March 31, 2013 to ¥102,610 billion at March 31, 2014. Domestic deposits decreased by ¥491 billion from March 31, 2013 to ¥85,866 billion at March 31, 2014. Domestic noninterest-bearing deposits, mainly from Japanese companies, increased by ¥612 billion to ¥12,751 billion at March 31, 2014, and interest-bearing deposits, mainly from individuals, decreased by ¥1,103 billion from March 31, 2013 to ¥73,115 billion at March 31, 2014. The decrease of domestic interest-bearing deposits was due mainly to a decrease in certificates of deposit. Foreign deposits increased by ¥2,879 billion from March 31, 2013 to ¥16,744 billion due mainly to the translation impact of the depreciation of the yen against other major currencies.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2013 and 2014:

	As of March 31,						Increase (decrease)
	2013			2014
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥619	¥—	¥619	¥742	¥—	¥742	¥123	¥—	¥123
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	18,222	16,852	35,074	13,680	16,579	30,259	(4,542)	(273)	(4,815)
Other short-term borrowings	6,544	180	6,724	5,757	267	6,024	(787)	87	(700)

Total short-term borrowings	¥25,385	¥17,032	¥42,417	¥20,179	¥16,846	¥37,025	¥(5,206)	¥(186)	¥(5,392)

Short-term borrowings decreased by ¥5,392 billion from March 31, 2013 to ¥37,025 billion at March 31, 2014. Domestic short-term borrowings decreased by ¥5,206 billion due mainly to a decrease in payables under securities lending transactions and other short-term borrowings. Foreign short-term borrowings decreased by ¥186 billion due mainly to a decrease in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2013 and 2014:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥377	¥313	¥(64)
Common stock	5,461	5,489	28
Accumulated deficit	(883)	(538)	345
Accumulated other comprehensive income, net of tax	778	1,118	340
Treasury stock, at cost	(5)	(4)	1

Total MHFG shareholders’ equity	5,728	6,378	650
Noncontrolling interests	129	243	114

Total equity	¥5,857	¥6,621	¥764

Equity increased by ¥764 billion from March 31, 2013 to ¥6,621 billion due mainly to a decrease in accumulated deficit and an increase in accumulated other comprehensive income, net of tax.

Preferred stock decreased by ¥64 billion from March 31, 2013 to ¥313 billion at March 31, 2014 as a result of the cancellation of the thirteenth series class XIII preferred stock of ¥37 billion and the conversion of preferred stock to common stock of ¥27 billion.

Common stock increased by ¥28 billion from March 31, 2013 to ¥5,489 billion at March 31, 2014 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

Accumulated deficit decreased by ¥345 billion from March 31, 2013 to ¥538 billion at March 31, 2014. This decrease was due to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2014 of ¥498 billion offset in part by dividend payments of ¥152 billion.

Accumulated other comprehensive income, net of tax increased by ¥340 billion from March 31, 2013 to ¥1,118 billion at March 31, 2014 due to an improvement in pension liability adjustments of ¥136 billion, an increase in unrealized net gains on available-for-sale securities of ¥128 billion and an improvement in foreign currency translation adjustments of ¥76 billion.

Treasury stock, at cost, decreased by ¥1 billion from March 31, 2013 to ¥4 billion at March 31, 2014. This decrease was due to cancellation and disposal of treasury stock, offset in part by purchases of treasury stock.

Noncontrolling interests increased by ¥114 billion from March 31, 2013 to ¥243 billion at March 31, 2014.

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

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥2,388 billion, or 2.4%, from the end of the previous fiscal year to ¥102,610 billion as of March 31, 2014. Our average balance of deposits for the fiscal year ended March 31, 2014 of ¥101,384 billion exceeded our average balance of loans for the same period by ¥29,734 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of June 30, 2014:

	As of June 30, 2014
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

In order to maintain an appropriate level of liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly ALM & market risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “normal” to “cause for concern” and “critical” categories, and take appropriate actions based on such conditions. As of March 31, 2014, the balance of Japanese government bonds included within our investments was ¥22.1 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The revised guidelines include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar. The revised guidelines have been effective since the end of December 2011.

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011 and January 2013), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, we adopt the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. We adopt the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including modification to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% (phased in at 4.5% in 2013 and 5.5% in 2014) and Common Equity Tier 1 capital ratio of 4.5% (phased in at 3.5% in 2013 and 4.0% in 2014), on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following two tiers: Tier 1 capital; and Tier 2 capital. Tier 1 capital consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital generally consists of common stock, capital surplus, retained earnings, accumulated other comprehensive income and other disclosed reserves and others less any regulatory adjustments. Additional Tier 1 capital generally consists of instruments issued by a bank or its holding company that meet the criteria for inclusion in Additional Tier 1 capital and others less any regulatory adjustments. Tier 2 capital generally consists of instruments issued by a bank or its holding company such as subordinated debt that meet the criteria for inclusion in Tier 2 capital, general reserve for possible losses on loans (equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the standardized approach) and others less any regulatory adjustments.

The minimum requirement for Common Equity Tier 1 capital will be raised in phases from 3.5% of risk-weighted assets in March 2013 to 4.5% when fully effective in March 2015. Thereafter, a capital conservation buffer, to be met with Common Equity Tier 1 capital, is expected to be phased in beginning March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%, although the capital adequacy guidelines related to the capital conservation buffer have not yet been published by the Financial Services Agency. Thus the Common Equity Tier 1 capital requirement, including capital conservation buffer, is expected to be 7.0% beginning March 2019. In addition, subject to national discretion by the respective regulatory authorities, a countercyclical buffer ranging from 0% to 2.5%, consisting of Common Equity Tier 1 capital or other fully loss absorbing capital, would also be imposed on banking organizations through an extension of the capital conservation buffer when the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk. The countercyclical buffer for internationally active banks will be a weighted average of the buffers deployed across all the jurisdictions to which it has credit exposures. Moreover, capital instruments that will no longer qualify as Additional Tier 1 capital or Tier 2 capital under Basel III is being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred stock and preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2014 being ¥1,666.5 billion) and our existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2014 being ¥1,349.6 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board announced policy measures to address systemically important financial institutions (“SIFIs”), which were endorsed by the G20 Leaders at the Cannes summit. The policy measures include requirements for globally systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The additional loss absorbency requirements will initially apply to G-SIBs identified in November 2014. The requirements will be phased in starting in January 2016 with full implementation by January 2019. Also in November 2011, the Financial Stability Board identified an initial group of G-SIFIs, namely 29 G-SIBs, including us, using a methodology developed by the Basel Committee on Banking Supervision, and announced that the group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. In November 2012 and November 2013, the list of G-SIBs was updated and it showed the allocation to buckets corresponding to their required level of additional loss absorbency. We were included in the lists and were allocated to the bucket that would require 1.0% of additional loss absorbency.

Regulatory adjustments are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of the deductions and prudential filters related to the following:

•	Goodwill and other intangibles

•	Deferred tax assets

•	Deferred gains or losses on derivatives under hedge accounting that relates to the hedging of items that are not fair valued on the balance sheet

•	Shortfall of the stock of provisions to expected losses under the internal ratings-based approach

•	Gain on sale related to securitization transactions

•	Cumulative gains and losses due to changes in own credit risk on fair valued financial liabilities

•	Defined benefit pension fund assets and liabilities

•	Treasury stock

•	Reciprocal cross holdings of capital of banking, financial and insurance entities

•	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation

Regulatory adjustments will be fully deducted in the calculation of Common Equity Tier 1 capital by March 2018. The regulatory adjustments began at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and will be increased by 20% increments per year through March 2018 when the regulatory adjustments reach 100%. During this transition period, the remainder not deducted from capital will continue to be subject to existing national treatments.

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

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations. Further, the revisions to the Financial Services Agency’s guidelines relating to the third pillar, which reflect the enhanced disclosure requirements under Basel III and became effective on March 31, 2013, require banks to disclose, among other things, the components of their regulatory capital and the main features of their regulatory capital instruments in common templates.

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

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2013 and 2014, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥4,803.8	¥5,304.4	¥500.5
Additional Tier 1 capital	1,683.6	1,540.3	(143.3)

Tier 1 capital	6,487.4	6,844.7	357.2
Tier 2 capital	1,857.0	1,811.2	(45.8)

Total capital	¥8,344.5	¥8,655.9	¥311.4

Risk-weighted assets	¥58,823.5	¥60,287.4	¥1,463.8
Common Equity Tier 1 capital ratio	8.16%	8.79%	0.63%
Required Common Equity Tier 1 capital ratio	3.50	4.00	0.50
Tier 1 capital ratio	11.02	11.35	0.33
Required Tier 1 capital ratio	4.50	5.50	1.00
Total capital ratio	14.18	14.35	0.17
Required total capital ratio	8.00	8.00	—

Our total capital ratio as of March 31, 2014 was 14.35%, an increase of 0.17% compared to March 31, 2013. Our Tier 1 capital ratio as of March 31, 2014 was 11.35%, an increase of 0.33% compared to March 31, 2013. Our Common Equity Tier 1 capital ratio as of March 31, 2014 was 8.79%, an increase of 0.63% compared to March 31, 2013. The increases in each ratio were due mainly to an increase in Common Equity Tier 1 capital, offset in part by a decrease in Additional Tier 1 capital and by an increase in risk-weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2014.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2013 and 2014:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
Common Equity Tier 1 capital	¥4,803.8	¥5,304.4	¥500.5
Capital and stock surplus	2,987.1	3,051.8	64.7
Retained earnings	1,814.3	2,314.7	500.4
Treasury stock	(4.6)	(3.8)	0.7
Earnings to be distributed	(76.3)	(88.0)	(11.6)
Subscription rights to common shares	2.6	3.1	0.4
Accumulated other comprehensive income and other disclosed reserves	—	156.2	156.2
Common share capital issued by subsidiaries and held by third parties	11.0	10.8	(0.1)
Instruments and reserves subject to phase-out arrangements	69.6	61.5	(8.0)
Regulatory adjustments	—	(202.1)	(202.1)
Additional Tier 1 capital(1)(2)(3)	1,683.6	1,540.3	(143.3)
Additional Tier 1 instruments issued by subsidiaries and held by third parties	12.0	25.3	13.3
Eligible Tier 1 capital instruments subject to phase-out arrangements(1)(2)(3)	1,874.8	1,666.5	(208.3)
Instruments subject to phase-out arrangements	(90.3)	(50.8)	39.5
Regulatory adjustments	(112.9)	(100.7)	12.1

Tier 1 capital(1)(2)(3)	6,487.4	6,844.7	357.2

Tier 2 capital	1,857.0	1,811.2	(45.8)
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	154.3	154.3
Tier 2 instruments issued by subsidiaries and held by third parties	3.9	8.1	4.2
Eligible Tier 2 capital instruments subject to phase-out arrangements	1,518.3	1,349.6	(168.7)
General allowance for loan losses and eligible provisions included in Tier 2	5.0	7.0	1.9
Instruments and provisions subject to phase-out arrangements	503.1	474.0	(29.1)
Regulatory adjustments	(173.4)	(182.0)	(8.5)

Total capital(1)(2)(3)	¥8,344.5	¥8,655.9	¥311.4

Notes:

(1)	As of March 31, 2014, the outstanding balance of our eleventh series class XI preferred stock was ¥312.6 billion. During the period from April 1, 2014 to June 30, 2014, holders of the preferred stock converted 1,900,000 shares (or ¥1.9 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(2)	On July 11, 2013, we acquired and subsequently cancelled all ¥36.9 billion of the thirteenth series class XIII preferred stock.
(3)	In June 2014, we redeemed $850.0 million and ¥139.5 billion of non-dilutive preferred securities. The redemption itself may not necessarily cause a reduction in Tier 1 capital or total capital due to the effect of phase-out arrangements.

Our Common Equity Tier 1 capital increased by ¥500.5 billion from ¥4,803.8 billion as of March 31, 2013 to ¥5,304.4 billion as of March 31, 2014. The increase was due mainly to an increase in retained earnings as a result of recording net income for the fiscal year ended March 31, 2014 and to the recording of accumulated other comprehensive income as of March 31, 2014, offset in part by the application of regulatory adjustments as of March 31, 2014. Our Additional Tier 1 capital decreased by ¥143.3 billion from ¥1,683.6 billion as of

March 31, 2013 to ¥1,540.3 billion as of March 31, 2014. The decrease was due mainly to the effect of the phase-out of recognition of eligible Tier 1 capital instruments subject to phase-out arrangements. As a result, our Tier 1 capital increased by ¥357.2 billion from ¥6,487.4 billion as of March 31, 2013 to ¥6,844.7 billion as of March 31, 2014.

Non-dilutive preferred securities issued by our overseas special purpose companies to investors are included within Additional Tier 1 capital and subject to phase-out arrangements. As of March 31, 2014, the outstanding balance of these securities was ¥1,718.7 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Additional Tier 1 capital as of March 31, 2014 and the total outstanding balance of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Outstanding balance of non-dilutive preferred securities included within Additional Tier 1 capital
	(in billions of yen)
June 2014	¥226.9	(1)
June 2015	452.5
June 2016	461.7	(2)
June 2018	274.5
June 2019	303.0

Notes:

(1)	In June 2014, we redeemed all ¥226.9 billion of such non-dilutive preferred securities, denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(2)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

Our Tier 2 capital as of March 31, 2014 was ¥1,811.2 billion, a decrease of ¥45.8 billion compared to March 31, 2013. The decrease was due mainly to the effect of the phase-out of recognition of eligible Tier 2 capital instruments subject to phase-out arrangements, offset in part by a new issuance of dated subordinated bonds that are Basel III-eligible Tier 2 capital instruments in March 2014.

As a result of the above, total capital as of March 31, 2014 was ¥8,655.9 billion, an increase of ¥311.4 billion compared to March 31, 2013.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2013 and 2014:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
Risk-weighted assets:
Credit risk assets	¥53,590.7	¥54,082.0	¥491.3
Market risk equivalent assets	2,379.7	2,919.0	539.2
Operational risk equivalent assets	2,853.0	3,286.3	433.3

Total	¥58,823.5	¥60,287.4	¥1,463.8

Risk-weighted assets as of March 31, 2014 were ¥60,287.4 billion, an increase of ¥1,463.8 billion compared to March 31, 2013. Credit risk assets increased by ¥491.3 billion to ¥54,082.0 billion due mainly to a rise in stock prices in Japan, offset in part by an improvement in our loan asset portfolio. Market risk equivalent assets increased by ¥539.2 billion to ¥2,919.0 billion. Operating risk equivalent assets increased by ¥433.3 billion to ¥3,286.3 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2013 and 2014, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2013	2014
Mizuho Bank(1)
Common Equity Tier 1 capital ratio	—%	10.11%	—%
Tier 1 capital ratio	—	12.25	—
Total capital ratio	—	15.36	—
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	13.24	14.76	1.52
Tier 1 capital ratio	13.24	14.76	1.52
Total capital ratio	17.21	17.80	0.59

Note:

(1)	The former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013 with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger.

Capital adequacy ratios of the former Mizuho Corporate Bank and the former Mizuho Bank as of March 31, 2013 were as set forth in the following table:

As of March 31, 2013
The former Mizuho Corporate Bank(1)
Common Equity Tier 1 capital ratio	8.65%
Tier 1 capital ratio	11.03
Total capital ratio	13.89
The former Mizuho Bank(2)(3)
Common Equity Tier 1 capital ratio	8.90
Tier 1 capital ratio	10.13
Total capital ratio	14.08

Notes:

(1)	The distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥424.4 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.
(2)	The ratios were calculated in accordance with Basel III and are included for reference purpose only because the former Mizuho Bank was subject to Basel II requirements as of March 31, 2013 as a financial institution without overseas operations to which only domestic capital adequacy requirements applied.
(3)	The distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥125.7 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2014.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2014, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2013 and 2014:

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
Guarantees:
Performance guarantees	¥1,750	¥1,985	¥235
Guarantees on loans	452	399	(53)
Guarantees on securities	146	170	24
Other guarantees	1,068	1,249	181
Guarantees for the repayment of trust principal	171	158	(13)
Liabilities of trust accounts	8,606	11,158	2,552
Derivative financial instruments	23,582	21,422	(2,160)

	As of March 31,		Increase (decrease)
	2013	2014
	(in billions of yen)
Commitments:
Commitments to extend credit	¥59,101	¥59,402	¥301
Commercial letters of credit	608	611	3

Total commitments	¥59,709	¥60,013	¥304

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

Asset-backed Commercial Paper/Loan Programs

We manage several asset-backed commercial paper/loan programs that provide our clients’ off-balance-sheet and/or cost-effective financing. The variable interest entities used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from us backed by the financial assets. While customers normally continue to service the transferred receivables, we underwrite, distribute, and make a market in commercial paper issued by the conduits. We typically provide program-wide liquidity and credit support facilities and, in some instances, financing to the variable interest entities. We have the power to determine which assets will be held in the variable interest entities and have an obligation to monitor these assets. We are also responsible for liability management. In addition, through the liquidity and credit support facilities with the variable interest entities, we have the obligation to absorb losses that could potentially be significant to the variable interest entities. Therefore, we consolidate this type of variable interest entities.

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

In certain variable interest entities, where we provide liquidity and credit support facilities, write credit protection or invest in debt or equity instruments in our role as an arranger, servicer, administrator or asset manager, etc., we have the power to determine which assets will be held in the variable interest entities or to manage and monitor these assets. In addition, through the variable interests above, we have the obligation to absorb losses and the right to receive benefits that could potentially be significant to the variable interest entities. Therefore, we consolidate such variable interest entities.

We established certain variable interest entities to securitize our own mortgage loans. We provide servicing for, hold retained subordinated beneficial interests in, and retain credit exposure in the form of guarantees in the mortgage loans. In our role as a servicer, we have the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through the retained interests and the involvement as a guarantor above, we have the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, we consolidate such variable interest entities.

Investments in Securitization Products

We invest in, among other things, various types of collateralized debt obligations and collateralized loan obligations, synthetic collateralized debt obligations and collateralized loan obligations and repackaged instruments, commercial mortgage-backed securities and residential mortgage-backed securities arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be variable interest entities. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amount of securities and loans is generally limited to the amount invested because we have no contractual involvement in such variable interest entities beyond our investments. Since we are involved in those variable interest entities only as an investor, we do not ordinarily have the power to direct the variable interest entities’ activities that most significantly impact the variable interest entities’ economic performance. However, we consolidate variable interest entities where the transactions are tailored by the third party arrangers to meet our needs as a main investor who is ultimately deemed to have the power to determine which assets to be held in the variable interest entities. We also invest in certain beneficial interests issued by variable interest entities which hold real estate that we utilize. In addition to these variable interests, when we have the power including the sole unilateral ability to liquidate variable interest entities, we consolidate such variable interest entities.

Investment Funds

We invest in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including our subsidiaries and affiliates, administer and make investment decisions over such investment funds. We consolidate certain investment funds where we are deemed to be the primary beneficiary. We have determined that certain investment vehicles managed by us that have all the attributes of an investment company (or similar entity) qualify for the deferral from certain requirements of ASC 810 that originated from SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). Therefore, for these vehicles, we determine whether we are the primary beneficiary by evaluating whether we absorb a majority of expected losses, receive a majority of expected residual returns, or both.

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. We receive trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, we assume certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. We manage entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with our subsidiary trust banks. We have the power to determine which assets will be held in the variable interest entities or to manage these assets. In addition, through the principal guarantee agreement, we have the obligation to absorb losses that could potentially be significant to the variable interest entities. Therefore, we consolidate this type of variable interest entities. However, we do not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in ourselves, as we have determined that we have no variable interests.

Significant Unconsolidated Variable interest entities

The tables below summarize our involvement in significant unconsolidated variable interest entities as of March 31, 2013 and 2014:

	Significant unconsolidated variable interest entities
As of March 31, 2013	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	463	37
Investments in securitization products	530	206
Investment funds	2,770	302
Trust arrangements and other	—	—

Total	¥3,763	¥545

	Significant unconsolidated variable interest entities
As of March 31, 2014	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	¥—	¥—
Asset-backed securitizations	385	39
Investments in securitization products	531	200
Investment funds	2,935	387
Trust arrangements and other	—	—

Total	¥3,851	¥626

Asset-backed commercial paper/loan programs include multi-seller programs managed by us, under which the related variable interest entities purchase various types of assets from our clients, consisting mainly of accounts and notes receivables as well as credit card receivables, auto loans, leases and other receivables. Our involvement with variable interest entities for multi-seller programs is generally more significant than other types of variable interest entities in terms of liquidity support and credit enhancement obligations. All of the variable interest entities for our asset-backed commercial paper/loan programs to which we provided liquidity support or credit enhancements were consolidated variable interest entities as of March 31, 2014.

Other Types of Off-balance-sheet Arrangements

See note 25 to our consolidated financial statements included elsewhere in this annual report for further descriptions of variable interest entities and securitizations.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2014:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥33,606	¥1,931	¥1,254	¥344	¥415	¥134	¥37,684
Certificates of deposit	12,746	10	—	—	—	—	12,756
Long-term debt	1,222	1,191	1,777	1,025	484	4,155	9,854
Capitalized leases	6	6	5	4	4	2	27
Operating leases	48	40	36	31	29	75	259

Total(1)(2)	¥47,628	¥3,178	¥3,072	¥1,404	¥932	¥4,366	¥60,580

Notes:

(1)	A contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥49 billion in the fiscal year ending March 31, 2015, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.
(2)	The amount of unrecognized tax benefits, which is not included in the above table, was ¥1.7 billion, of which ¥0.7 billion was interest and penalties, at March 31, 2014. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

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

	As of and for the fiscal year ended March 31, 2014
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥6,378.4	¥498.5
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	57.7	170.3
2. Investments	(40.8)	4.8
3. Loans	161.0	12.0
4. Allowances for loan losses and off-balance-sheet instruments	70.5	(24.8)
5. Premises and equipment	(31.4)	7.1
6. Real estate sales and leasebacks	4.0	(6.6)
7. Land revaluation	177.5	(4.5)
8. Business combinations	12.3	(13.9)
9. Pension liabilities	(9.8)	(15.6)
10. Consolidation of variable interest entities	(1.7)	(7.1)
11. Deferred taxes	(354.3)	11.2
12. Other	37.0	57.0

Japanese GAAP	¥6,460.4	¥688.4

The following is a summary of the significant adjustments made to consolidated shareholders’ equity and net income, as shown in the above table, to reconcile the U.S. GAAP results with the Japanese GAAP results. The paragraphs below refer to the corresponding items set forth in the table above.

1.    Derivative financial instruments and hedging activities

Under U.S. GAAP, for a derivative to qualify for hedge accounting, it must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the particular risk being hedged. The hedging relationship must be designated and formally documented at inception. Such documentation must include the particular risk management objective and strategy for the hedge, the identification of the derivative used as the hedging instrument, the hedged item and the risk exposure being hedged and the method for assessing the hedge effectiveness. The criteria for designation and measurement of hedge effectiveness under U.S. GAAP are more rigorous than under Japanese GAAP. As a result, most of the eligible hedge derivatives under Japanese GAAP are accounted for as trading account assets or liabilities under U.S. GAAP with changes in fair value of the derivatives recognized in earnings.

Requirements for bifurcation of embedded derivatives differ between Japanese GAAP and U.S. GAAP. Embedded derivatives that are deemed to be clearly and closely related to their host contracts are not bifurcated under U.S. GAAP, while Japanese GAAP allows an entity to bifurcate embedded derivatives if the entity manages the risk of the embedded derivatives and host contracts separately. Bifurcated derivatives are recorded on the balance sheet at fair value with changes in fair value recognized in earnings under both Japanese GAAP and U.S. GAAP.

2.    Investments

The cost basis of certain investments differs between Japanese GAAP and U.S. GAAP primarily due to the following reasons:

Certain sales and subsequent repurchases of available-for-sale securities under Japanese GAAP do not meet sales criteria under U.S. GAAP. These sales and subsequent repurchases resulted in realized gains or losses being recognized in earnings under Japanese GAAP. Under U.S. GAAP, these gains or losses are recognized as unrealized gains or losses within accumulated other comprehensive income, net of tax.

Under U.S. GAAP, declines in the fair value of available-for-sale securities below cost that are deemed to be “other-than-temporary” are recorded in earnings. Both quantitative and qualitative factors are considered to determine whether the impairment is “other-than-temporary,” including the duration and extent of the decline, near-term prospects of the issuer, as well as our ability and intent to hold the investments until a forecasted recovery of fair value or maturity. Regarding debt securities, we consider additional factors such as whether we have the intent to sell or more likely than not will be required to sell before recovery to determine whether the impairment is “other-than-temporary.” Under Japanese GAAP, significant declines in the fair value of securities below cost that are deemed to be “other-than-temporary” are recorded in earnings unless short term recovery is reasonably expected. A decline in the fair value of a security of 50% or more of its cost is a strong indicator of an other-than-temporary decline, which requires compelling evidence to prove otherwise. A decline in the fair value of 30% or more but less than 50% of its cost is an indicator of an other-than-temporary decline in which case the probability of recovery must be evaluated to determine whether an other-than-temporary decline has occurred. Generally, if the decline in the fair value is less than 30%, it is not considered to be an other-than-temporary decline.

Under U.S. GAAP, the election of the fair value option for financial assets and liabilities is permitted according to ASC 825, while it is not permitted under Japanese GAAP. As we elected the fair value option for foreign currency denominated available-for-sale securities under U.S. GAAP, these securities were reclassified as trading securities and the entire amount of changes in their fair values are recognized in earnings, while under Japanese GAAP, only the changes attributable to movements in foreign currency exchange rates are recognized in earnings.

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

7.    Land revaluation

Under Japanese GAAP, we revalued our holdings of land during the fiscal year ended March 31, 1998 pursuant to the Act Concerning Revaluation of Land (Act No. 34 of 1998). The revaluation gains are recorded directly in equity, and the related deferred tax liabilities are also recognized. Under U.S. GAAP, there is no applicable provision that allows for the revaluation of land other than for impairments, and accordingly the revaluation gains are reversed.

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

9.    Pension liabilities

Under Japanese GAAP, we adopted as of April 1, 2000 pension accounting that is based on the actuarial present value of accrued benefit obligations. The cumulative effect of the accounting change was amortized over a specified number of years, and actuarial gains and losses are amortized over a specified number of years. Under U.S. GAAP, we recalculated the benefit obligation at April 1, 2004 and accounted for the obligation as if we had adopted the accounting method in accordance with ASC 715, “Compensation—Retirement Benefits,” beginning in the fiscal year ended March 31, 1990, as permitted for a foreign private issuer. The cumulative effect of the accounting change, as well as actuarial gains and losses since the adoption, had been fully amortized by April 1, 2004.

Under both Japanese GAAP and U.S. GAAP, an employer is required to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets. Actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. They are amortized based on corridor approach according to ASC715 under U.S. GAAP, while they are amortized over a specified number of years under Japanese GAAP. Due mainly to the differences in the balances of actuarial gains or losses and prior service costs or benefits and in amortization methods, there are differences in the amounts of shareholders’ equity and net income between U.S. GAAP and Japanese GAAP. See note 20 to our consolidated financial statements included elsewhere in this annual report for further discussion.

10.    Consolidation of variable interest entities

Under U.S. GAAP, variable interest entities are to be consolidated if we are deemed to be the primary beneficiary of the variable interest entity. Under Japanese GAAP, consolidation is not based on variable interests. We consolidate certain variable interest entities, such as entities related to asset-backed securitizations, investments in securitization products and investment funds. See note 25 to our consolidated financial statements included elsewhere in this annual report for further discussion.

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

12.    Other

This adjustment reflects the effects of miscellaneous items including the effects of foreign exchange rate fluctuations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

The following table provides information regarding our directors as of June 30, 2014:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Yasuhiro Sato (Apr. 15, 1952)	Director President & Group CEO (Representative Executive Officer) Director of Mizuho Bank, Ltd. Director of Mizuho Trust & Banking Co., Ltd. Director of Mizuho Securities Co., Ltd.	Mar. 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of the former Mizuho Corporate Bank, Ltd.	June 2015
		Apr. 2004	Managing Executive Officer
		Mar. 2006	Managing Director / Head of Corporate Banking Unit
		Apr. 2007	Deputy President / Chief Auditor
		Apr. 2009	President & CEO (until July 2013)
		June 2009	Director of Mizuho Financial Group, Inc.
		June 2011	Director of the former Mizuho Bank, Ltd.
President & Group CEO of Mizuho Financial Group, Inc. (current)
		July 2013	President & CEO of Mizuho Bank, Ltd.
		Apr. 2014	Director (current)
Director of Mizuho Trust & Banking Co., Ltd. (current)

Director of Mizuho Securities Co., Ltd. (current)

Yasunori Tsujita (June 28, 1956)	Director Deputy President & Executive Officer (Representative Executive Officer) Head of Internal Control (Risk Management, Human Resources and Compliance)	Apr. 2009	Executive Officer / General Manager of Personal Marketing Division of the former Mizuho Bank, Ltd.	June 2015
		Apr. 2011	Managing Executive Officer / General Manager of Personal Marketing Division
		June 2011	Managing Executive Officer

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
	Head of Compliance Group (Group COO) Deputy President of Mizuho Bank, Ltd.	Apr. 2012	Managing Executive Officer / In charge of Strategic Planning Group of Mizuho Financial Group, Inc.
Managing Executive Officer / In charge of Strategic Planning Group of the former Mizuho Bank, Ltd.

Managing Executive Officer / In charge of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.

		Apr. 2013	Deputy President & Executive Officer / Head of Human Resources Group and Head of Internal Audit Group of Mizuho Financial Group, Inc.

Deputy President & Executive Officer / Head of Human Resources Group of the former Mizuho Bank, Ltd. (until July 2013)

Deputy President & Executive Officer / Head of Human Resources Group of the former Mizuho Corporate Bank, Ltd. (until July 2013)

Managing Executive Officer / In charge of Human Resources Group of Mizuho Trust & Banking Co., Ltd. (until Apr. 2014)

Managing Executive Officer / In charge of Human Resources Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

		June 2013	Deputy President / Head of Human Resources Group and Head of Internal Audit Group of Mizuho Financial Group, Inc. (until Apr. 2014)

		July 2013	Deputy President & Executive Officer / Head of Human Resources Group of Mizuho Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Sep. 2013	Deputy President & Executive Officer / Head of Human Resources Group and Head of Compliance Group

		Nov. 2013	Deputy President / Head of Human Resources Group and Head of Compliance Group

		Apr. 2014	Deputy President / Head of Internal Control (Risk Management, Human Resources and Compliance) and Head of Compliance Group of Mizuho Financial Group, Inc.

Deputy President / Head of Compliance Group of Mizuho Bank, Ltd. (current)

		June 2014	Director, Deputy President & Executive Officer / Head of Internal Control (Risk Management, Human Resources and Compliance) and Head of Compliance Group of Mizuho Financial Group, Inc. (current)

Ryusuke Aya (May 20, 1960)	Director Managing Executive Officer	Nov. 2007	Joint General Manager of Sydney Branch of the former Mizuho Corporate Bank, Ltd.	June 2015

	Head of Risk Management Group (Group CRO)	Apr. 2010	General Manager of Risk Management Division

	Managing Director of Mizuho Bank, Ltd.	Apr. 2012	Executive Officer / General Manager of Risk Management Division of Mizuho Financial Group, Inc. (until Nov. 2013)

Executive Officer / General Manager of Risk Management Division of the former Mizuho Bank, Ltd.

Executive Officer / General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.

		July 2013	Executive Officer / General Manager of Risk Management Division of Mizuho Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Nov. 2013	Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc. (until June 2014)

Managing Executive Officer / Head of Risk Management Group of Mizuho Bank, Ltd.

Managing Executive Officer / In charge of Risk Management Group of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer / In charge of Risk Management Group of Mizuho Securities Co., Ltd.

		Apr. 2014	Managing Director / Head of Risk Management Group of Mizuho Bank, Ltd. (current)

		June 2014	Director, Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc. (current)

Junichi Shinbo (May 21, 1961)	Director Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO) Managing Director of Mizuho Bank, Ltd. President & CEO of Mizuho Financial Strategy Co., Ltd.	Apr. 2009	General Manager of Global Alternative Investment Division of the former Mizuho Corporate Bank, Ltd.	June 2015
		Apr. 2010	General Manager of Asset Management Coordination Division of the former Mizuho Corporate Bank, Ltd.
		Apr. 2012	Executive Officer / General Manager of Portfolio Management Division of Mizuho Financial Group, Inc. (until Apr. 2014)
Executive Officer / General Manager of Portfolio Management Division of the former Mizuho Bank, Ltd.
Executive Officer / General Manager of Portfolio Management Division of the former Mizuho Corporate Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		July 2013	Executive Officer / General Manager of Portfolio Management Division of Mizuho Bank, Ltd.

		Apr. 2014	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

Managing Director / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)

President & CEO of Mizuho Financial Strategy Co., Ltd. (current)

		June 2014	Director, Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc. (current)

Koji Fujiwara (June 29, 1961)	Director Managing Executive Officer Head of Strategic Planning Group (Group CSO) Managing Director of Mizuho Bank, Ltd.	Oct. 2007	Senior Manager of Corporate Planning Division of the former Mizuho Bank, Ltd. (General Manager of Office of Chairman, Japanese Bankers Association)	June 2015
		July 2009	Senior Manager of Investor Relations Division of Mizuho Financial Group, Inc.
		Apr. 2010	General Manager of Investor Relations Division

		Apr. 2012	Executive Officer / General Manager of Investor Relations Division

		Apr. 2014	Managing Executive Officer / Head of Strategic Planning Group

Managing Director / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)

		June 2014	Director, Managing Executive Officer / Head of Strategic Group of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Hideyuki Takahashi (Apr. 20, 1957)	Director Director of Mizuho Bank, Ltd.	Apr. 2007	Executive Officer / Senior Corporate Officer of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.	June 2015

		Apr. 2009	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit

		Apr. 2010	Managing Executive Officer / Chief Financial Officer and Chief Portfolio Management Officer

		Apr. 2011	Managing Executive Officer / Chief Financial Officer, Chief Portfolio Management Officer and Chief Information Officer

		Apr. 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

Managing Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Bank, Ltd. (until Apr. 2013)

Managing Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Corporate Bank, Ltd. (until Apr. 2013)

Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (until Apr. 2014)

President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2014)

		June 2012	Managing Director / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Apr. 2013	Deputy President / Head of Financial Control & Accounting Group (until Apr. 2014)

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Bank, Ltd.

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of Financial Control & Accounting Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

		July 2013	Deputy President & Executive Officer / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd.

		Apr. 2014	Director of Mizuho Financial Group, Inc. (current)

		June 2014	Director of Mizuho Bank, Ltd. (current)

Nobukatsu Funaki (Mar. 30, 1959)	Director	Apr. 2005	General Manager of Accounting Division of the former Mizuho Corporate Bank, Ltd.	June 2015

		Mar. 2010	Corporate Auditor (until June 2013)

		Apr. 2013	Corporate Auditor of Mizuho Securities Co., Ltd. (until June 2014)

		June 2013	Corporate Auditor of Mizuho Financial Group, Inc.

		June 2014	Director of Mizuho Financial Group, Inc. (current)

Akihiko Nomiyama(1)(2) (June 15, 1934)	Director Honorary Executive Consultant of JX Holdings, Inc.	Apr. 1957	Joined Nippon Mining Co., Ltd.	June 2015
		June 1984	Director
		June 1989	Managing Director

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Dec. 1992	Managing Director of Nikko Kyodo Co., Ltd.

		Dec. 1993	Managing Director of Japan Energy Corporation

		June 1994	Senior Managing Director

		June 1996	President and CEO (Representative Director)

		June 2000	Chairman, President and CEO (Representative Director)

		Apr. 2002	Chairman and CEO (Representative Director)

		Sep. 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.

		June 2003	Chairman (Representative Director)

		June 2006	Special Advisor (until June 2010)

		June 2007	Director of Mizuho Financial Group, Inc. (current)

		July 2010	Honorary Executive Consultant of JX Holdings, Inc. (current)

Mitsuo Ohashi(1) (Jan. 18, 1936)	Director Senior Counselor of Showa Denko K.K. Outside Director of Chugai Pharmaceutical Co., Ltd. External Statutory Auditor of Fukoku Mutual Life Insurance Company	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2015
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director / General Manager of Corporate Planning Division
		Mar. 1993	Managing Director
		Mar. 1995	Senior Managing Director
		Mar. 1997	President and Chief Executive Officer
		Jan. 2005	Representative Director and Chairman of the Board of Directors

		June 2005	Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.

		Mar. 2010	Senior Advisor

		Mar. 2014	Senior Counselor (current)

Takashi Kawamura(1)(2) (Dec. 19, 1939)	Director Advisor of Hitachi, Ltd.	Apr. 1962	Joined Hitachi, Ltd.	June 2015
		June 1995	Director
		June 1997	Executive Managing Director
		Apr. 1999	Executive Vice President and Representative Director
		Apr. 2003	Director (until June 2007)
		June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
		June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)
		June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)
		Apr. 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
		June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director
		Apr. 2010	Representative Executive Officer, Chairman and Director
		Apr. 2011	Chairman of the Board
		Apr. 2014	Director
		June 2014	Advisor (current)

Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Tatsuo Kainaka(1)(2) (Jan. 2, 1940)

Director

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

External Director of Japan Airlines Co., Ltd.

Corporate Auditor (External) of Oriental Land Co., Ltd.

		Apr. 1966	Appointed as Public Prosecutor	June 2015
		Jan. 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
		Oct. 2002	Justice of the Supreme Court
		Mar. 2010	Admitted to the Tokyo Bar Association
		Apr. 2010	Joined Takusyou Sogo Law Office (current)
		Jan. 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
		Nov. 2013	Director of Mizuho Bank, Ltd. (until June 2014)
		June 2014	Director of Mizuho Financial Group, Inc. (current)

Kanemitsu Anraku(1)(2) (Apr. 21, 1941)	Director Outside Director of Sony Corporation	Apr. 1964	Joined Nissan Motor Co., Ltd.	June 2015
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		Apr. 2000	Vice Chairman (Member of the Board of Directors)
		June 2000	Vice Chairman
		Apr. 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd.
		June 2007	Director of Mizuho Financial Group, Inc. (current)

Hiroko Ota(1)(2) (Feb. 2, 1954)	Director Professor of National Graduate Institute for Policy Studies	Apr. 1996	Associate Professor, the Graduate School of Policy Science, Saitama University	June 2015
		Oct. 1997	Associate Professor, National Graduate Institute for Policy Studies

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
	Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation	Apr. 2001	Professor, National Graduate Institute for Policy Studies
		Apr. 2002	Director for Economic Research, Cabinet Office
		Mar. 2003	Deputy Director General for Economic Research, Cabinet Office

		Apr. 2004	Director General for Economic Research, Cabinet Office

		Aug. 2005	Professor, National Graduate Institute for Policy Studies

		Sep. 2006	Minister of State for Economic and Fiscal Policy

		Aug. 2008	Professor, National Graduate Institute for Policy Studies (current)

		Apr. 2009	Vice-President, National Graduate Institute for Policy Studies (until Mar. 2011)

		June 2014	Director of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Mr. Nomiyama, Mr. Ohashi, Mr. Kawamura, Mr. Kainaka, Mr. Anraku and Ms. Ota satisfy the requirements for an “outside director” under the Companies Act.
(2)	Mr. Nomiyama, Mr. Kawamura, Mr. Kainaka, Mr. Anraku and Ms. Ota are “independent directors” defined by the Tokyo Stock Exchange, Inc.
(3)	The designation of the Chairman and the Deputy Chairman of the Board of Directors, and the designation of committee members and the Chairman of each committee are as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Hideyuki Takahashi

Nominating Committee members:

Mitsuo Ohashi (Chairman), Takashi Kawamura, Tatsuo Kainaka and Hiroko Ota

Compensation Committee members:

Tatsuo Kainaka (Chairman), Akihiko Nomiyama, Takashi Kawamura and Kanemitsu Anraku

Audit Committee members:

Hideyuki Takahashi (Chairman), Akihiko Nomiyama, Tatsuo Kainaka, Kanemitsu Anraku and Nobukatsu Funaki

Executive Officers

The following table provides information regarding our executive officers as of June 30, 2014:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Yasuhiro Sato (Apr. 15, 1952)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.		June 2015

Yasunori Tsujita (June 28, 1956)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.		June 2015

Toshitsugu Okabe (May 2, 1956)	Deputy President & Executive Officer Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)	Apr. 2008	Executive Officer / General Manager of Executive Secretariat of Mizuho Financial Group, Inc.	June 2015
		Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.
		Apr. 2012	Managing Executive Officer / Head of Retail Banking Unit
Managing Executive Officer (not full-time) / In charge of coordination with Retail Banking Unit of the former Mizuho Bank, Ltd. of the former Mizuho Corporate Bank, Ltd.

		Apr. 2013	Deputy President & Executive Officer / Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc.

Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of the former Mizuho Bank, Ltd. (until July 2013)

Deputy President & Executive Officer / Deputy President (In charge of coordination with Personal Banking Unit and Retail Banking Unit of the former Mizuho Bank, Ltd.) and Head of Internal Audit Group of the former Mizuho Corporate Bank, Ltd. (until July 2013)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		June 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc. (until Sep. 2013)
		July 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of Mizuho Bank, Ltd. (until Apr. 2014)
		Sep. 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Compliance Group of Mizuho Financial Group, Inc. (until Apr. 2014)
		Nov. 2013	Managing Executive Officer / In charge of Compliance Group of Mizuho Trust & Banking Co., Ltd.
Managing Executive Officer / In charge of Compliance Group of Mizuho Securities Co., Ltd.
		Apr. 2014	Deputy President / Deputy President (Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking))
		June 2014	Deputy President & Executive Officer / Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)) (current)

Daisaku Abe (June 20, 1957)	Deputy President & Executive Officer Head of IT & Systems Group (Group CIO) Head of Operations Group (Group COO) Deputy President & Executive Officer of Mizuho Bank, Ltd.	Apr. 2007	Executive Officer / General Manager of Executive Secretariat of the former Mizuho Corporate Bank, Ltd.	June 2015
		Apr. 2009	Managing Executive Officer / Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2011	Managing Executive Officer / Head of Strategic Planning Group and Head of IT, Systems & Operations Group
		Apr. 2012	Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group

Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Bank, Ltd. (until Apr. 2013)

Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Corporate Bank, Ltd. (until Apr. 2013)
Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Trust & Banking Co., Ltd. (until Apr. 2014)

		June 2012	Managing Director / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc.

Apr. 2013

Deputy President / Head of IT & Systems Group and Head of Operations Group (until June 2014)

Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Bank, Ltd.

Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		July 2013	Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Bank, Ltd. (current)

		June 2014	Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc. (current)

Tadashi Kanki (Oct. 9, 1958)	Senior Managing Executive Officer Head of Internal Audit Group (Group CA)	Apr. 2008	Executive Officer / General Manager of Corporate Banking Division No.8 of the former Mizuho Corporate Bank, Ltd.	June 2015
		Apr. 2011	Managing Executive Officer (until Apr. 2013)

		Apr. 2012	Managing Executive Officer of the former Mizuho Bank, Ltd.

Apr. 2013

Managing Executive Officer / Head of Strategic Planning Group of Mizuho Financial Group, Inc.

Managing Executive Officer / Head of Strategic Planning Group of the former Mizuho Bank, Ltd. (until July 2013)

Managing Executive Officer / Head of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd. (until July 2013)

Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (until Apr. 2014)

Managing Executive Officer / In charge of Strategic Planning Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

		June 2013	Managing Director / Head of Strategic Planning Group of Mizuho Financial Group, Inc. (until Apr. 2014)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		July 2013	Managing Executive Officer / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)

		Apr. 2014	Senior Managing Director / Head of Internal Audit Group of Mizuho Financial Group, Inc.

		June 2014	Senior Managing Executive Officer / Head of Internal Audit Group (current)

Akira Sugano (July 25, 1959)	Senior Managing Executive Officer Head of Strategic Planning and Management Control (International Banking, Investment Banking and Asset Management)	Apr. 2009	Executive Officer / General Manager of International Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2015
Apr. 2012

Managing Executive Officer / Head of Investment Banking Unit, Head of Asset Management Unit and In charge of Business Collaboration Division (Securities & Trust Services) of the former Mizuho Bank, Ltd.

Managing Executive Officer / Head of Investment Banking Unit, Head of Asset Management Unit and In charge of Business Collaboration Division (Securities & Trust Services) of the former Mizuho Corporate Bank, Ltd.

		Apr. 2013	Managing Executive Officer / Head of International Banking Unit and Head of Asset Management Unit of Mizuho Financial Group, Inc. (until Apr. 2014)

Managing Executive Officer / Head of Asset Management Unit and In charge of coordination with International Banking Unit of the former Mizuho Corporate Bank, Ltd. of the former Mizuho Bank, Ltd.

Managing Executive Officer / Head of International Banking Unit and Head of Asset Management Unit of the former Mizuho Corporate Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		July 2013	Managing Executive Officer / Head of International Banking Unit and Head of Asset Management Unit of Mizuho Bank, Ltd.

		Apr. 2014	Senior Managing Executive Officer / Head of Strategic Planning and Management Control (International Banking, Investment Banking and Asset Management) of Mizuho Financial Group, Inc. (current)

Junichi Kato (July 30, 1957)	Managing Executive Officer Head of Markets Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2008	Executive Officer of Mizuho Securities Co., Ltd. / President & CEO of Mizuho Bank (Switzerland) Ltd	June 2015
		Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.
		Apr. 2012	Managing Executive Officer / Joint Head of Markets Unit of the former Mizuho Bank, Ltd.
Managing Executive Officer / Joint Head of Markets Unit of the former Mizuho Corporate Bank, Ltd.

		July 2013	Managing Executive Officer / Joint Head of Markets Unit of Mizuho Bank, Ltd.

		Apr. 2014	Managing Executive Officer / Head of Markets Unit of Mizuho Financial Group, Inc. (current)

Managing Executive Officer / Head of Markets Unit of Mizuho Bank, Ltd. (current)

Masayuki Hoshi (Mar. 9, 1960)	Managing Executive Officer	Apr. 2009	Executive Officer / General Manager of Corporate Banking Division No.17 of the former Mizuho Corporate Bank, Ltd.	June 2015

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
	Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2010	Executive Officer / Joint Head of Corporate Banking Unit (Financial Institutions & Public Sector)
		Apr. 2011	Managing Executive Officer / Head of Global Transaction Banking Unit and Head of Global Asset Management Unit
		Apr. 2012	Managing Executive Officer / Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit of the former Mizuho Bank, Ltd. (until July 2013)
Managing Executive Officer / Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit of the former Mizuho Corporate Bank, Ltd. (until July 2013)

		Apr. 2013	Managing Executive Officer / Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit of Mizuho Financial Group, Inc. (current)

		July 2013	Managing Executive Officer / Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit of Mizuho Bank, Ltd. (current)
Tomoshige Jingu (Feb. 16, 1961)	Managing Executive Officer Head of Human Resources Group (Group CHRO)	Apr. 2008	General Manager of Shinjuku Corporate Banking Division of the former Mizuho Corporate Bank, Ltd.	June 2015
		Apr. 2010	General Manager of Nagoya Corporate Banking Division
		Apr. 2011	Executive Officer / General Manager of Nagoya Corporate Banking Division

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
	Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2012	Managing Executive Officer of the former Mizuho Bank, Ltd. (until July 2013)

		Apr. 2013	Managing Executive Officer of the former Mizuho Corporate Bank, Ltd.

		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.

		Apr. 2014	Managing Executive Officer / Head of Human Resources Group of Mizuho Financial Group, Inc. (current)

Managing Executive Officer / Head of Human Resources Group of Mizuho Bank, Ltd. (current)

Ryusuke Aya (May 20, 1960)	See “Directors” under this Item 6.A.		See “Directors” under this Item 6.A.	June 2015

Junichi Shinbo (May 21, 1961)	See “Directors” under this Item 6.A.		See “Directors” under this Item 6.A.	June 2015

Koji Fujiwara (June 29, 1961)	See “Directors” under this Item 6.A.		See “Directors” under this Item 6.A.	June 2015

No family relationship exists among any of our directors and executive officers.

6.B. Compensation

Mizuho Financial Group transformed from a Company with Board of Auditors into a Company with Committees on June 24, 2014. The following contents provide information before the transformation.

In accordance with the Companies Act, as a Company with Board of Auditors, compensation for our directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, had to be approved at our general meeting of shareholders, as our articles of incorporation did not specify otherwise. The shareholders’ approval specified the upper limit of the aggregate amount of compensation, and included the description of benefits in kind. Compensation for a director or corporate auditor was fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance.

The aggregate compensation, including bonuses and stock compensation-type stock options (stock acquisition rights) but excluding retirement allowances, paid by Mizuho Financial Group and its subsidiaries to the directors and corporate auditors of Mizuho Financial Group during the fiscal year ended March 31, 2014 was ¥503 million and ¥86 million, respectively.

Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors and corporate auditors for the relevant fiscal year if the aggregate annual compensation per the director/corporate auditor equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and corporate auditors of such subsidiaries). None of our directors and corporate auditors received compensation that equaled or exceeded the foregoing amount in the fiscal year ended March 31, 2014.

Mizuho Financial Group and some of its subsidiaries, including the former Mizuho Bank and the former Mizuho Corporate Bank, abolished their respective retirement allowance programs for directors, corporate auditors and officers. At the ordinary general meeting of shareholders held in June 2008, Mizuho Financial Group and such subsidiaries obtained shareholders’ approval for a payment of lump sum retirement allowances for directors and corporate auditors (other than those elected after such shareholders’ meeting) at the time of their respective retirement.

In conjunction with the abolishment of the retirement allowance program, we obtained shareholder’s approval for the introduction of stock acquisition rights for the directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, our directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2014.

On September 3, 2009, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2014.

On July 30, 2010, our board of directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2014.

On November 18, 2011, our board of directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial group, our directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2014.

On July 31, 2012, our board of directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial group, our directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2014.

On January 31, 2014, our board of directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial group, our directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of our common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2014.

6.C. Board Practices

Under the Companies Act, Companies with Committees are required to establish a nominating committee, a compensation committee and an audit committee and the majority of the respective committee members must be outside directors, as defined under the Companies Act. Such companies are also required to appoint executive officers under the Companies Act.

Pursuant to the definition prescribed in the Companies Act, our outside directors shall not currently serve as executive directors (representative directors or directors other than representative directors appointed as directors executing our business by resolution of the board of directors as well as other directors executing our business), executive officers or employees of Mizuho Financial Group or its subsidiaries nor shall have previously served as executive directors, executive officers or employees of Mizuho Financial Group or its subsidiaries.

We have transformed into a Company with Committees from a Company with Board of Corporate Auditors in June 2014 with the belief that, under the current legal system, a Company with Committees is the most effective as a system to realize the basic policy regarding our corporate governance system for the following reasons:

•

To allow executive officers to make swift and flexible decisions on business execution delegated by the Board of Directors and to implement business execution, and to allow the Board of Directors to focus on determining matters such as basic management policies and effectively supervising management.

•

To secure to the fullest extent possible a checks and balances function that fully utilizes the viewpoints of outside parties and objectively secure appropriateness and fairness in decision-making through members of the Nominating Committee, the Compensation Committee and the Audit Committee, which consist mainly of outside directors.

•

To make possible the creation of systems that are necessary to realize the fundamental perspectives regarding the corporate governance of the Mizuho group in a form that takes into account what our group aims to be and its challenges.

•

To be in line with governance systems that are required globally with a strong recognition that our group operates globally and is in a position in which it should play a leading role in the industry as a financial group that is a Global Systemically Important Financial Institution (G-SIFI); to continue constructing a strong governance system that will agilely respond to domestic and global structural changes and overcome a highly competitive environment; and as a result, to allow our group to fulfill its social role and mission, which is to realize continuous and stable corporate growth and improved corporate value and shareholder interests and contribute to domestic and global economic and industrial development and prosperity of society, in response to the demands of our stakeholders.

Pursuant to our Articles of Incorporation, we have established general meetings of shareholders, individual directors, Board of Directors, Nominating Committee, Audit Committee, Compensation Committee and an accounting auditor as the primary components of our corporate governance system.

(Board of Directors)

Under the Companies Act, directors are elected by resolution of the general meetings of shareholders, and their term of office ends at the close of the ordinary general meeting of shareholders relating to the fiscal year ending within a year following their appointment.

In addition, under the Companies Act, the duties of the board of directors include making decisions on business execution and supervision of the execution of duties of directors and executive officers, and by its resolution, it may delegate making decisions on business execution (excluding certain specified matters) to the executive officers.

The main roles of our Board of Directors are making decisions on business execution such as basic management policies, which are legally matters to be determined solely by the Board of Directors, and supervising the execution of duties by directors and executive officers. The Board of Directors shall, in principle, delegate to our President & Executive Officer, who is also the Group CEO, decisions on business execution (excluding matters that are legally required to be determined solely by the Board of Directors), for the purpose of realizing swift and flexible decision-making and expeditious corporate management and strengthening the supervision of directors and executive officers by the Board of Directors.

Pursuant to the Articles of Incorporation, we have no more than 15 directors and maintain the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, the majority of the members of the Board of Directors consist of outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal Non-Executive Directors,” and together with outside directors, “Non-Executive Directors”). Currently, the Board of Directors consists of a total of 13 directors (six outside directors, two Internal Non-Executive Directors and five directors concurrently serving as executive officers).

The chairman of the Board of Directors shall, in principle, be an outside director (or at least a Non-Executive Director) in light of the role of the Board of Directors to supervise management. Ms. Hiroko Ota currently serves as the chairman of the Board of Directors.

(Nominating Committee)

Under the Companies Act, the nominating committee is required to consist of at least three directors, and the majority of its members is required to consist of outside directors. The duties of the nominating committee include the determination of the contents of proposals regarding the appointment and dismissal of directors to be submitted to the general meeting of shareholders.

The Nominating Committee of Mizuho Financial Group shall determine the contents of proposals regarding the appointment and dismissal of directors of Mizuho Financial Group to be submitted to the general meeting of shareholders and shall exercise the approval rights held by Mizuho Financial Group with respect to the appointment and dismissal of directors of each of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Core Subsidiaries”) and exercise the approval rights held by Mizuho Financial Group with respect to the appointment and removal of representative directors and senior directors of the Core Subsidiaries.

The chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. All members of the Nominating Committee, including the chairman, are currently outside directors.

(Compensation Committee)

Under the Companies Act, the compensation committee is required to consist of at least three directors, and the majority of its members is required to consist of outside directors. The duties of the compensation committee include the determination of the compensation for each individual director and executive officer.

The Compensation Committee of Mizuho Financial Group shall determine the compensation for each individual director and executive officer of Mizuho Financial Group, exercise the approval rights held by Mizuho Financial Group regarding compensation of each individual director of the Core Subsidiaries, and determine the basic policies and compensation system for directors, and executive officers and of Mizuho Financial Group and the Core Subsidiaries.

The chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officer. All members of the Compensation Committee, including the chairman, are currently outside directors.

(Audit Committee)

Under the Companies Act, the audit committee is required to consist of at least three Non-Executive Directors, and the majority of its members is required to consist of outside directors. The duties of the audit committee include the audit of the execution of duties by directors and executive officers and preparation of audit reports.

The Audit Committee of Mizuho Financial Group shall audit the execution of duties by the directors and executive officers, monitor and inspect the establishment and management of the internal control system of Mizuho Financial Group and its subsidiaries, monitor and inspect the condition of the execution of duties with respect to corporate management of subsidiaries and others by executive officers, prepare audit reports and determine the contents of proposals regarding the appointment, dismissal and non-reappointment of accounting auditors to be submitted to the general meeting of shareholders.

Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee, and to have sufficient coordination with internal control departments, we shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members shall be outside directors. Currently, among the five members of the Audit Committee, two members are appointed among Internal Non-Executive Directors as full-time members of the Audit Committee, and three members are appointed among outside directors.

All members of the Audit Committee shall be independent under the provisions of the United States Securities and Exchange Commission and the rules of the New York Stock Exchange. Further, at least one member of the Audit Committee shall be a “financial expert” as defined under U.S. laws and regulations.

We have established committees and other organizations on a voluntary basis in addition to the above legally-required three committees as set forth below:

•	Human Resources Review Meeting

We have established the Human Resources Review Meeting that consists of the President & Executive Officer and outside directors who serve as members of the Nominating Committee and Compensation Committee as a deliberative body that mainly conducts the deliberation of proposals to appoint executive officers, as defined in the Companies Act, and executive officers, as defined in our internal regulations, with title of Mizuho Financial Group and executive officers as defined in our internal regulations, with title of Core Subsidiaries and assessment of executive officers.

•	Risk Committee

We have established the Risk Committee that in principle fully consists of Non-Executive Directors or external experts as an advisory body that mainly advises the Board of Directors with respect to the supervision of the determination and the implementation relating to risk governance.

•	External Director Session

We have established the External Director Session that consists of all outside directors and the President & Executive Officer as a forum for free discussions with an aim to deepen outside directors’ understanding of our group and share the top management’s awareness of issues through communication among directors.

(Executive Officers)

Under the Companies Act, Companies with Committees are required to appoint at least one executive officer by the resolution of the board of directors, and its term of office ends at the close of the meeting of the board of directors initially convened following the close of the ordinary general meeting of shareholders relating to the fiscal year ending within a year following appointment. Executive officers shall decide on the business execution delegated by a resolution of the board of directors and implement business execution.

Executive officers of Mizuho Financial Group take charge of making decisions on business execution delegated by a resolution of the Board of Directors and implementing business execution of Mizuho Financial Group.

We shall appoint the Group CEO and, in principle, the most senior staff who controls units that constitute profit units under the control of the Group CEO, group heads who control each group that comprises corporate planning and management units and the Head of Internal Audit Group as executive officers based on the policy that it is necessary to appoint as executive officers people who assume a managing role.

While the President & Executive Officer is responsible for the business operations of Mizuho Financial Group, from the perspective of providing a checks and balances function and ensuring sufficient consideration in connection with decision-making, in principle, determination of delegated matters relating to making decisions on business execution following the transformation into a Company with Committees shall be based on deliberation of the Executive Management Committee (however, excluding matters ensured to be deliberated and discussed under sufficient checks and balances by Non-Executive Directors such as through the Nominating Committee, Compensation Committee and Human Resources Review Meeting).

(Agreements with Directors, etc.)

None of our directors has service contracts with us providing for benefits upon termination of service.

Our Articles of Incorporation, in accordance with the Companies Act, allow us to enter into an agreement with outside directors that limits their liabilities incurred in connection with their service. The limitation of liabilities under such agreement, if the outside director performed his/her duty in good faith without gross negligence, must be the higher of either (i) a pre-determined amount not less than ¥20 million or (ii) the amount prescribed in laws and regulations, which is currently equivalent to two times the annual compensation such outside director. Pursuant to the provisions, we have entered into such agreements with all of our outside directors that are in office.

Based on the rules of the Tokyo Stock Exchange, listed companies are required to have at least one member of the board of directors to be “independent.” Currently, five of our outside directors meet such independence requirements.

For additional information on our directors and our board practices, see “Item 6.A. Directors and Senior Management—Directors and Corporate Auditors” and “Item 10.B. Additional Information—Memorandum and Articles of Association” in this annual report.

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

6.D. Employees

As of March 31, 2012, 2013 and 2014, we had 56,109, 55,492 and 54,911 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 18,651 temporary employees during the fiscal year ended March 31, 2014.

The following tables show our full-time employees as of March 31, 2014 and the average number of temporary employees for the fiscal year ended March 31, 2014, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Mizuho Bank	34,748	15,936
Mizuho Trust & Banking	4,638	823
Mizuho Securities	8,910	1,404
Others	6,615	488

Total	54,911	18,651

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	92.3%	99.8%
Americas	1.9	0.0
Europe	1.2	0.1
Asia/Oceania (excluding Japan) and others	4.6	0.1

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our directors and executive officers as of June 30, 2014:

Directors	Number of shares owned
Yasuhiro Sato	34,580
Yasunori Tsujita	304,200
Ryusuke Aya	89,480
Junichi Shinbo	118,240
Koji Fujiwara	34,000
Hideyuki Takahashi	410,860
Nobukatsu Funaki	4,100
Akihiko Nomiyama	27,600
Mitsuo Ohashi	—
Takashi Kawamura	130,000
Tatsuo Kainaka	—
Kanemitsu Anraku	7,000
Hiroko Ota	5,000

Executive Officers	Number of shares owned
Yasuhiro Sato	See above
Yasunori Tsujita	See above
Toshitsugu Okabe	556,900
Daisaku Abe	274,080
Tadashi Kanki	418,800
Akira Sugano	330,400
Junichi Kato	52,800
Masayuki Hoshi	6,300
Tomoshige Jingu	89,220
Ryusuke Aya	See above
Junichi Shinbo	See above
Koji Fujiwara	See above

None of our directors or executive officers is the owner of more than one percent of our common stock, and no director or executive officer has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B Compensation”.

We maintain an employee stock ownership plan under which participating employees of the companies listed below is able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2014:

	As of March 31, 2014
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Trust & Banking Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute	101,411,849

Total		101,411,849

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2014:

	As of March 31, 2014
Name	Number of shares owned	Percentage of outstanding shares
Japan Trustee Services Bank, Ltd. (trustee account)	1,058,006,500	4.36%
The Master Trust Bank of Japan, Ltd. (trustee account)	935,152,900	3.86
The Bank of New York Mellon SA/NV 10	699,174,270	2.88
JP Morgan Chase Bank 380072	452,608,000	1.87
State Street Bank West Client – Treaty	271,620,516	1.12
Japan Trustee Services Bank, Ltd. (trustee account 6)	266,832,500	1.10
Japan Trustee Services Bank, Ltd. (trustee account 5)	266,487,300	1.10
Japan Trustee Services Bank, Ltd. (trustee account 1)	265,131,300	1.09
Japan Trustee Services Bank, Ltd. (trustee account 3)	262,653,300	1.08
Japan Trustee Services Bank, Ltd. (trustee account 2)	262,003,600	1.08

Total	4,739,670,186	19.54%

As of March 31, 2014, there were 182 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 10% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2014 consisted of eleventh series class XI preferred stock, which is non-voting. The following tables set forth information about the ownership of shares of eleventh series class XI preferred stock by our major shareholders of the respective preferred stock as of March 31, 2014, as appearing on the register of preferred shareholders:

Eleventh Series Class XI Preferred Stock

	As of March 31, 2014
Name	Number of shares owned	Percentage of outstanding shares
Marubeni Corporation	14,500,000	4.64%
Shimizu Corporation	10,000,000	3.20
Electric Power Development Co., Ltd.	10,000,000	3.20
ANA Holdings Inc.	6,000,000	1.92
JFE Steel Corporation	6,000,000	1.92
Daiichi Sankyo Company, Limited	6,000,000	1.92
Canon Inc.	5,000,000	1.60
Kyushu Electric Power Company, Incorporated	5,000,000	1.60
Shiseido Company, Limited	5,000,000	1.60
Chubu Electric Power Company, Incorporated	5,000,000	1.60

Total	72,500,000	23.19%

As of March 31, 2014, there were no holders of our preferred stock with addresses in the United States.

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

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2014, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2014, none of our directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2014.

During the fiscal year ended March 31, 2014, no loans were made to our directors or executive officers or corporate auditors other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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

Based on the above policy, we paid annual cash dividends for the fiscal year ended March 31, 2014 of ¥6.5 per share of common stock (interim cash dividends of ¥3 per share of common stock and cash dividends at the end of the fiscal year of ¥3.5 per share of common stock). With respect to Eleventh Series Class XI Preferred Stock, we made dividend payments for the fiscal year ended March 31, 2014 as prescribed.

Our articles of incorporation provide for our ability to distribute an interim dividend to shareholders of record as of September 30 in each year pursuant to Article 454 Paragraph 5 of the Companies Act, and we intend to distribute dividends twice per year, at the interim period and the end of the period, to return profits to shareholders in a timely way.

The distribution of surplus for the fiscal year end is subject to the authorization by a general meeting of shareholders, while the distribution of surplus for the interim period is made by resolution of our board of directors.

With the results of the fiscal year ended March 31, 2014, we believe that we have reached a certain capital level that can support our future growth strategy. In and after the fiscal year ending March 31, 2015, we continuously consider the optimum balance between “strengthening of stable capital base” and “steady returns to shareholders.” We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework and determine cash dividend payments for each term.

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

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2010	$5.70	$3.33	520,497
2011	4.27	2.67	720,409
2012	3.42	2.43	779,986
2013	4.68	2.80	478,892
2014	4.55	3.62	556,105
2013:
First quarter	3.35	2.80	452,314
Second quarter	3.49	3.01	360,966
Third quarter	3.67	3.01	353,956
Fourth quarter	4.68	3.62	759,719
2014:
First quarter	4.55	3.62	1,197,898
Second quarter	4.51	4.02	309,364
Third quarter	4.43	4.06	338,905
Fourth quarter	4.52	3.87	369,508
2015:
First quarter	4.17	3.82	266,474
Most recent six months:
January	4.52	4.22	337,560
February	4.29	4.01	413,028
March	4.21	3.87	362,080
April	4.17	3.82	299,132
May	3.99	3.82	270,044
June	4.14	3.92	230,246
July (through July 24)	4.11	3.92	157,730

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

	Price per share		Average daily trading volume
Fiscal years ended/ending March 31,	High	Low
			(shares)
2010	¥274	¥146	170,679,648
2011	192	110	173,457,514
2012	146	98	107,266,520
2013	221	110	142,901,584
2014	240	180	186,546,095
2013:
First quarter	138	110	95,949,077
Second quarter	137	119	74,752,544
Third quarter	157	121	99,371,152
Fourth quarter	221	158	313,648,683
2014:
First quarter	233	180	327,942,982
Second quarter	226	200	134,620,102
Third quarter	229	199	123,454,968
Fourth quarter	240	197	159,242,310
2015:
First quarter	213	193	97,798,018
Most recent six months:
January	240	215	206,459,042
February	221	203	167,863,163
March	213	197	106,196,605
April	213	196	79,218,895
May	205	193	105,714,190
June	212	198	108,837,929
July (through July 25)	209	198.3	99,247,556

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

10.B. Memorandum and Articles of Association

Objects and Purposes in our Articles of Incorporation

Our corporate purpose, as specified in article 2 of our articles of incorporation, which is included in this annual report as Exhibit 1.1, is to engage in the following businesses as a bank holding company:

•	operation and management of bank holding companies, banks, long-term credit banks, specialized securities companies and other companies which we may own as our subsidiaries under the Banking Act; and

•	any other business incidental to the foregoing.

Our Board of Directors

Under the Companies Act, because we have adopted the “Company with Committees” system, our directors have no power to execute our business except in limited circumstances as permitted by law. If a director also serves concurrently as an executive officer, then he or she can execute our business in the capacity of executive officer. There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Companies Act, however, requires such director to refrain from voting on such matters at meetings of the board of directors.

The amount of compensation to each our director is determined by the Compensation Committee, which consists of our directors, the majority of whom are outside directors (See “Item 6.C. Board Practices”).

The borrowing powers have been delegated to the executive officers by the board of directors in accordance with the Companies Act.

Neither the Companies Act nor our articles of incorporation set a mandatory retirement age for our directors.

There is no requirement concerning the number of shares an individual must hold to qualify as a director under the Companies Act or our articles of incorporation.

Common Stock

General

Set forth below is information concerning our shares of common stock, including brief summaries of certain provisions of our articles of incorporation, our share handling regulations and the Companies Act (Kaisha Hou) (Act No. 86 of 2005, as amended) relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.

Under our articles of incorporation, we are authorized to issue 48,000,000,000 shares of common stock.

As of March 31, 2014, 24,263,885,187 shares of common stock were issued.

Where relevant to the common stock, provisions of our preferred stock are also described below.

Distribution of Surplus

General

Under the Companies Act, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, takes the form of distribution of Surplus (as defined in “—Restriction on Distribution of Surplus”). We are permitted to make distributions of Surplus to our shareholders any number of times per fiscal year, subject to certain limitations described in “—Restriction on Distribution of Surplus.” Under the Companies Act and our articles of incorporation, distributions of Surplus are in principle permitted by a resolution of the board of directors as long as our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit and loss, as required by an ordinance of the Ministry of Justice. Distributions of Surplus are, however, required to be authorized by a resolution of a general meeting of shareholders if the aforementioned condition is not met.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of the board of directors or a general meeting of shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of the board of directors or (as the case may be) a general meeting of shareholders, grant the right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” with respect to a “special resolution”).

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2014.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or (if so required by the Companies Act) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or outside accounting auditor, as required by an ordinance of the Ministry of Justice.

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

Stock Splits

We may at any time split shares of common stock into a greater number of shares of common stock by determination by executive officers under the authority delegated by resolution of the board of directors. When a stock split is to be made, so long as our only class of outstanding stock is the common stock, we may increase the number of authorized shares in the same ratio as that of such stock split by amending our articles of incorporation, of which amendment may be effected by resolution of the board of directors without approval by shareholders.

Unit Share System

We have adopted the unit share system under which shareholders will have one voting right for each unit of shares consisting of 100 shares held by them at general meetings of shareholders or at meetings of holders of a particular class of shares, and shares constituting less than a full unit will carry no voting rights. See “—Preferred Stock—Voting Rights” for information on the voting rights that holders of preferred stock may have at general meetings of shareholders. Our articles of incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights, except for those specified in an ordinance of the Ministry of Justice which include rights (i) to receive dividends, (ii) to receive cash or other assets in case of a consolidation or split of shares, share exchange or share transfer, or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Holders of shares constituting less than a full unit may at any time request us to purchase such shares constituting less than a full unit (a) at the current market price as determined pursuant to the Companies Act in cases of such shares having a market price (such as our common stock) or (b) at the price as determined through negotiations between the holders of shares constituting less than a full unit and us in cases where such shares have no market price (such as our preferred stock), which request may not be withdrawn without our consent. In addition, holders of shares constituting less than a full unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of shares; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate such request. As prescribed in our share handling regulations, such requests shall be made through an account managing institution at which such shareholder has its account and Japan Securities Depository Center, Inc. (“JASDEC”) pursuant to the rules of JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “—Transfer of Shares.” The executive officers under the authority delegated by the board of directors may reduce the number of shares constituting one unit of shares or cease to use the unit share system by amendments to the articles of incorporation without a special resolution of the general meeting of shareholders which would otherwise be required.

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

Except as otherwise provided by law or in our articles of incorporation, a resolution shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders present at the meeting. Our articles of incorporation provide that the quorum for election of directors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A shareholder may exercise its voting rights in writing or through a proxy, provided that the proxy shall also be a holder of our shares having voting rights at such meeting.

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

1.	any amendment to our articles of incorporation (except for such amendments that may be authorized by executive officers under the authority delegated by the board of directors under the Companies Act such as (i) an increase of the number of authorized shares in the same ratio as that of a stock split, (ii) a reduction of the number of shares per unit of shares and (iii) abolishing the unit share system);

2.	our dissolution, merger or consolidation requiring shareholders’ approval;

3.	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

4.	transfer of the whole or a substantial part of our business;

5.	taking over of the whole of the business of another company requiring shareholders’ approval;

6.	our corporate split requiring shareholders’ approval;

7.	consolidation of shares of common stock;

8.	acquisition of shares of common stock by us from a specific shareholder other than our subsidiary;

9.	distribution of Surplus in kind (except when shareholders are granted the right to require to make such distribution in cash instead of in kind);

10.	issuance or transfer of new shares or existing shares held by us as treasury stock to persons other than the shareholders at a “specially favorable” price; and

11.	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders at a “specially favorable” price or under “specially favorable” conditions.

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

Issue of Additional Shares and Pre-emptive Rights

Holders of the common stock have no pre-emptive rights. Authorized but unissued shares of common stock may be issued at such times and upon such terms as executive officers under the authority delegated by the board of directors determine, subject to the limitations as to the issuance of new shares of common stock at a “specially favorable” price mentioned in “—Voting Rights.” In the case of an issuance or transfer of shares or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a determination by the executive officers, the approval of the shareholders or an affirmative opinion from a person independent of our management is generally required pursuant to the regulations of the stock exchanges in Japan. Executive officers under the authority delegated by the board of directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights to new shares of the same class, in which case they must be given on uniform terms to all shareholders of that class as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire (but see “—Preferred Stock—Issue of Additional Shares and Pre-emptive Rights” regarding our preferred stock).

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by executive officers under the authority delegated by the board of directors unless it is made at a “specially favorable” price or under “specially favorable” conditions, as described in “—Voting Rights.”

Record Date

As mentioned above, March 31 is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. September 30 is the record date for the payment of interim dividends. In addition, by a determination by executive officers under the authority delegated by the board of directors and after giving at least two week’s prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to our stock.

JASDEC is required to give us notice of the names and addresses of our shareholders, the numbers of shares held by them and other relevant information as of such record date promptly after we set each record date.

Acquisition by Us of Common Stock

We may acquire shares of common stock:

1.	by way of purchase on any Japanese stock exchange on which the shares of our common stock are listed or by way of tender offer (in either case pursuant to a resolution of the board of directors as long as our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit and loss, as required by an ordinance of the Ministry of Justice);

2.	from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

3.	from any of our subsidiaries (pursuant to a determination by executive officers under the authority delegated by the board of directors).

In the case of 2. above, any other shareholder may make a request to us to be included as a seller in the proposed purchase, unless the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in 2. above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

The total amount of the purchase price of shares of common stock may not exceed the Distributable Amount, as described in “—Distribution of Surplus—Restriction on Distribution of Surplus.”

We may hold the shares of common stock acquired, and may generally transfer or cancel such shares by a determination by executive officers under the authority delegated by the board of directors.

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

Reporting of Substantial Shareholders

The Financial Instruments and Exchange Act and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the company’s total issued share capital. Copies of each report must also be furnished to the company issuing the shares and to all the Japanese stock exchanges on which the shares are listed.

There are other reporting requirements under the Banking Act. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Examination and Reporting Applicable to Shareholders.”

Holding of Shares of Our Common Stock by Foreign Investors

There are no limitations imposed by the laws of Japan, our articles of incorporation or our other constituent documents on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares of common stock or preferred stock.

Transfer of Shares

At present, JASDEC is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of listed shares under the Act on Book-Entry Transfer of Corporate Bonds, Stocks, etc. (Act No. 75 of 2001, including regulations promulgated thereunder; the “Book-entry Act”). Under the clearing system above, in order for any person to hold, sell or otherwise dispose of listed shares, such person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Act, and only those financial institutions that meet further stringent requirements of the Book-entry Act can open accounts directly at JASDEC. Under the Book-entry Act, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. Under the Companies Act and the Book-entry Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against us, a shareholder must have its name and address registered in our register of shareholders. Under the clearing system, such registration is made upon our receipt of necessary information from JASDEC. On the other hand, in order to assert shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders, except for shareholders’ rights to request us to purchase or sell shares constituting less than a full unit (as described in “—Unit Share System”), upon the shareholder’s request, JASDEC shall issue a notice of certain information, including the name and address of such shareholder, to us. Thereafter, such shareholder is required to present us a receipt of the request of the notice in accordance with our share handling regulations. Under the Book-entry Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.

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

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our articles of incorporation, our share handling regulations and the Companies Act and certain related legislation, all as currently in effect. The detailed rights of our preferred stock are set forth in our articles of incorporation and the resolutions of our board of directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant series of preferred stock.

General

Under our articles of incorporation, we are authorized to issue 914,752,000 shares of class XI preferred stock, 900,000,000 shares of each of the first to fourth series of class XIV preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XIV preferred stock may not exceed 900,000,000 shares), 900,000,000 shares of each of the first to fourth series of class XV preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XV preferred stock may not exceed 900,000,000 shares), 1,500,000,000 shares of each of the first to fourth series of class XVI preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XVI preferred stock may not exceed 1,500,000,000 shares).

As of March 31, 2014, 914,752,000 shares of eleventh series class XI preferred stock were issued.

Preferred Dividends

Payment of annual dividends on shares of common stock is subject to the prior payment on shares of preferred stock. The amount of preferred dividends for each series of the preferred stock is as follows:

•

Eleventh series class XI preferred stock bears an annual non-cumulative dividend of ¥20 per share, and in the event we pay an interim dividend, holders are entitled to receive ¥10 per share in preference to common stock.

•

Each of the first to fourth series of class XIV preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors at the time of issuance, up to a maximum of ¥100 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

•

Each of the first to fourth series of class XV preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors at the time of issuance, up to a maximum of ¥100 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

•

Each of the first to fourth series of class XVI preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the board of directors or determination by executive officer(s) under the authority delegated by the board of directors at the time of issuance, up to a maximum of ¥100 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

The amount of any preferred interim dividend will be deducted from the preferred dividend payable on preferred stock in respect of the same fiscal year.

No payment of dividends on our preferred stock or any other stock may be made unless we have sufficient Distributable Amount and a resolution to pay such dividend is obtained at the board of directors or at the relevant general meeting of shareholders, as the case may be.

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

Voting Rights

No holder of preferred stock has a right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Companies Act or other applicable law or our articles of incorporation. Under our articles of incorporation, holders of units of our preferred stock will be entitled to receive notice of, and to vote at, general meetings of shareholders:

•

from the commencement of any ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting (except in the case where a resolution of the board of directors to pay the preferred dividends is made pursuant to our articles of incorporation between the last day of the business year and the date of such meeting); or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting,

until such time as a resolution of the board of directors to pay the preferred dividends is made pursuant to our articles of incorporation or a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is approved.

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

Ranking

We will not (unless the requisite sanction has been given by holders of preferred stock) create or issue any other shares ranking, as regards order of participation in the profits or assets of us on a liquidation or otherwise, in priority to the preferred stock in issue, but we may issue, without obtaining the consent of holders of the preferred stock in issue, other preferred stock ranking pari passu with the preferred stock in issue as regards the order of such participation in profits or assets of us and carrying such rights as to rates of preferred dividends or terms of conversion as the board of directors may determine, subject to the limitations set forth in our articles of incorporation and the Companies Act.

Acquisition of Preferred Stock

We may, if required, subject to regulatory approval, acquire any shares of the preferred stock then outstanding at any time out of the Distributable Amount (as defined in “—Common Stock—Restriction on Distribution of Surplus”). On or after the date to be determined by a resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock, we may also acquire all or a portion of each series of the first to fourth series of class XV (currently not in issue) or the first to fourth series of class XVI preferred stock (currently not in issue) at the acquisition price to be determined by a resolution of the board of director or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock on the date separately determined by a resolution of the board of director or a determination by executive officer(s) under the authority delegated by the board of directors, without consent of the holders of such preferred stock. When a portion of a certain class of preferred stock is acquired, such acquisition shall be made from each holder thereof in number of shares determined by way of a lot or pro rata allocation.

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

In respect of the first and second series of class XIV(currently not in issue), the first and second series of class XV (currently not in issue) and the first and second series of class XVI (currently not in issue) preferred stock, upon the occurrence of an event determined by a resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which we would become non-viable, is determined to be necessary, we shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to us and other factors.

In respect of the third and fourth series of class XIV (currently not in issue), the third and fourth series of class XV (currently not in issue) and the third and fourth series of class XVI (currently not in issue) preferred stock, upon the occurrence of an event determined by a resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which we would become non-viable, is determined to be necessary, we shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the board of directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to us and other factors, and instead, we shall deliver our own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the resolution of the relevant board of directors or the determination by relevant executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

10.C. Material Contracts

There were no material contracts entered into by us for the two years preceding the filing of this annual report that were not entered into in the ordinary course of business.

10.D. Exchange Controls

Foreign Exchange and Foreign Trade Act

The Foreign Exchange and Foreign Trade Act of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively the Foreign Exchange Act, set forth, among other matters, the regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares by non-residents of Japan and foreign investors, both as defined below. It also applies in some cases to the acquisition and holding of ADSs representing such shares acquired and held by non-residents of Japan and by foreign investors. Generally, the Foreign Exchange Act currently in effect does not affect the right of a non-resident of Japan to purchase or sell ADSs outside Japan for non-Japanese currency.

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

Dividends and Proceeds of Sales

Under the Foreign Exchange Act, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of our shares by non-residents of Japan by way of a stock split is not subject to any notification or reporting requirements.

Acquisition of Shares

In general, a non-resident of Japan who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Act empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding ¥100 million to a non-resident of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer or the date of the payment for such transfer, whichever is later, unless the transfer is made through a bank or financial instruments business operator licensed or registered under Japanese law.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 15% and 20%, as applicable, has been effectively increased, respectively, to 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.

Under the income tax treaty between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a qualified United States resident eligible to enjoy treaty benefits that is either a corporation owning, directly or indirectly, less than 10% of the voting stock of a Japanese corporation or an individual is generally reduced to 10% of the gross amount actually distributed, except where such United States resident conducts business in Japan through a permanent establishment situated therein and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock or ADSs. A non-resident holder of shares of our common stock who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide such application service. In addition, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends paid on or after January 1, 2014, by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the depositary or its Agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends ), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure.

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

If a U.S. holder holds shares or ADSs in any year in which we are classified as a PFIC, such holder may be required to file IRS Form 8621.

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

Approach to the Basel Regulatory Framework

The Basel Regulatory Framework, the regulations for international standards of the health of banks, have been revised in light of developments in risk management methods in order to better reflect the actual substance of the risks. We have been calculating capital adequacy ratios based on these regulations, known as “Basel II,” from March 31, 2007, when it was implemented in Japan. Basel II requires the observance of three main points. The first is minimum capital requirements relating to risk which should be maintained by banks. The second includes a supervisory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure. We have been calculating our capital adequacy ratios by applying the AIRB approach for the calculation of credit risk from March 31, 2009 and the AMA for the calculation of operational risk from September 30, 2009. Due to the strengthening of the Basel II framework, we revised the calculation methods with regard to our securitization products and trading activities from December 31, 2011, when such strengthening was implemented in Japan. In December 2010, the Basel III rules text was issued, pursuant to which the raising of capital requirement levels and the quality of capital were required and risk coverage was enhanced. In Japan, from March 31, 2013, the new minimum capital requirements began to be phased in, and we have been calculating capital adequacy ratios based on the revisions to capital adequacy guidelines published by the Financial Services Agency. We have been identified as a G-SIB by the Financial Stability Board in November 2013. In case we are to be identified as a G-SIB in or after November 2014, the stricter capital requirements will be applied. Based on the Basel III framework, liquidity and leverage ratio regulation is scheduled to be implemented in the future. We are currently preparing for such implementation.

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

Stress Testing

We conduct stress testing based on several scenarios, such as economic recession and turmoil in financial markets. We have built a framework in which we use the results of stress testing for making business decisions such as, among other things, the identification of issues for purposes of the managing our business-planning. Our stress testing scenarios are formulated through discussions regarding historical stress events, underlying macroeconomic events and economic outlook, taking into account the probability of the event and its impact on us. We estimate the impact on us by setting parameters such as economic output, stock market and interest rate levels for each scenario.

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

Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The board of directors of each company determines key matters pertaining to credit risk management. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The Chief Risk Officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management division of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring, and such division regularly presents reports regarding its risk management situation to Mizuho Financial Group. Each credit division determines policies and approves/disapproves individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition each of our principal banking subsidiaries has established internal audit divisions that are independent of the business divisions in order to ensure appropriate credit risk management.

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

Collection and Disposal of Impaired Loans

With respect to collection and disposal of impaired loans, our specialist unit maintains central control and pursues corporate restructuring or collection efforts, as appropriate, toward taking the impaired loans off-balance. Specifically, we believe that supporting the restructuring efforts of corporations is an important role for financial institutions, and we support corporations undergoing restructuring by reviewing business plans, advising on restructuring methods and utilizing corporate restructuring schemes such as divestitures and mergers and acquisitions, taking advantage of our group-wide resources. These efforts have been steadily producing satisfactory results. In addition, we work on final disposal of impaired loans efficiently and swiftly by conducting bulk sales and by utilizing Mizuho Servicing Co., Ltd., our subsidiary that specializes in performing debt collection services for our group companies. In the case of debt forgiveness, we examine the borrower’s condition carefully and make a determination based on the possible impact on the interests of shareholders and depositors. We provide debt forgiveness as per industry guidelines that are shared among members of the Japanese Bankers Association.

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

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2012, 2013 and 2014 and as of March 31, 2012, 2013 and 2014:

	Fiscal year ended March 31, 2012			As of March 31, 2012
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.9	¥2.4	¥1.4	¥1.8
Foreign exchange	1.9	2.8	0.7	1.8
Equities	1.1	1.7	0.5	0.5
Commodities	0.0	0.1	0.0	0.0

Total	¥3.8	¥4.8	¥2.8	¥3.0

	Fiscal year ended March 31, 2013			As of March 31, 2013
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.6	¥2.2	¥1.1	¥1.2
Foreign exchange	2.3	3.4	1.1	2.7
Equities	0.5	0.9	0.1	0.4
Commodities	0.0	0.0	0.0	0.0

Total	¥3.4	¥4.6	¥2.6	¥3.5

	Fiscal year ended March 31, 2014			As of March 31, 2014
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥2.7	¥1.5	¥1.6
Foreign exchange	4.1	5.6	1.1	4.8
Equities	1.0	3.1	0.2	0.4
Commodities	0.0	0.0	0.0	0.0

Total	¥5.7	¥7.4	¥3.3	¥5.4

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2014:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2012	2013	2014	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥3.0	¥3.5	¥5.4	¥1.8
Maximum	4.8	4.6	7.4	2.8
Minimum	2.8	2.6	3.3	0.6
Average	3.8	3.4	5.7	2.3
The number of cases where profits/losses exceeded VaR	2	4	1	(3)

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategically-held equity portfolio for the year ended March 31, 2014:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2012	2013	2014	Change
	(in billions of yen)
As of fiscal year end	¥263.7	¥215.9	¥281.7	¥65.8
Maximum	282.5	297.9	300.7	2.7
Minimum	210.3	213.3	186.8	(26.5)
Average	249.4	246.3	253.5	7.1

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

	As of March 31,
	2012	2013	2014	Change
	(in billions of yen)
Up to one year	¥(10)	¥(7)	¥(2)	¥4
From one to five years	(54)	(56)	(47)	9
Over five years	(24)	(35)	(12)	22

Total	¥(89)	¥(99)	¥(62)	¥36

Stressed Value-at-Risk

The stressed value-at-risk (“stressed VaR”) measurement is based on a continuous 12-month period of significant financial stress.

Stressed VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year of significant financial stress.

The following table shows stressed VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2012	2013	2014	Change
	(in billions of yen)
As of fiscal year end	¥6.8	¥9.2	¥12.6	¥3.4
Maximum	10.5	12.0	15.3	3.3
Minimum	5.0	5.0	8.3	3.2
Average	7.4	8.0	11.6	3.6

Note:	Maximum, minimum and average figures of 2012 in the above table have been calculated for the period from October 1, 2011 to March 31, 2012.

Strategically-held Equity Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for strategically-held equity portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2014, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥30.0 billion.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2014 and the corresponding paired distribution of profits and losses. We had one case where profits or losses exceeded value-at-risk during the period. In addition, we conduct evaluations of the assumptions related to the value-at-risk models. Based on the number of times profits or losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VaR models are subject to the approval of our Chief Risk Officer.

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

Assumed maximum loss results	As of March 31, 2014
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥97.9
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	10.2

Outlier Criteria

As part of the capital adequacy requirements under BIS Regulations, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with Broadly-defined capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of Broadly-defined capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. We measure losses arising from our banking book each month as a part of our stress tests.

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 4.4% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital decreased from the previous fiscal year due mainly to the reduction of interest rate risk.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2012	¥483.2	¥7,775.0	6.2%
As of March 31, 2013	499.1	8,344.5	5.9
As of March 31, 2014	386.6	8,655.9	4.4
Effect of yen interest rate	78.2
Effect of dollar interest rate	209.3
Effect of euro interest rate	75.7

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2013	2014	Change
	(in billions of yen)
Calculated using standardized measurement method	¥74.0	¥62.8	¥(11.1)
Calculated using internal models	116.3	170.6	54.2

Total market risk equivalent	¥190.3	¥233.5	¥43.1

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

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

In the measurement of operational risk equivalent as of March 31, 2014, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2014, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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

Compliance Structure

The chief executive officer of Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities each generally oversees compliance matters of the respective company, and the chief executive officer, etc., also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have individual compliance divisions under a chief compliance officer. These divisions are responsible for compliance planning and implementation and control overall compliance management at the respective companies. At the level of each organizational unit (such as branches and divisions) at the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance.

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

Internal Audit Management Structure

Mizuho Financial Group

Our internal audit committee determines all important matters concerning internal audits. The committee is chaired by our President & Group CEO and is independent of our other business operations.

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, and the terms and conditions of the annual reimbursement are subject to be reviewed by us and BNYM on an annual basis. In the fiscal year ended March 31, 2014, the depositary reimbursed us $75,000 as portion of our investor relations expenses and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2014 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2014 based on the criteria established in the original “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2014.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2014, which appears on page F-3.

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

Our board of directors has determined that Messrs. Kanemitsu Anraku and Hideyuki Takahashi each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, both are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

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

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2013 and 2014 are presented in the following table:

	Fiscal year ended March 31,
	2013	2014
	(in millions of yen)
Audit fees(1)	¥4,117	¥4,364
Audit-related fees(2)	463	383
Tax fees(3)	50	76
All other fees(4)	1	39

Total	¥4,631	¥4,862

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee members for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee members is required prior to each engagement. With respect to such services, two full-time audit committee members must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2014:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2013	4,738	¥211	—	—
May 1 to May 31, 2013	5,008	217	—	—
June 1 to June 30, 2013	2,765	193	—	—
July 1 to July 31, 2013	9,370	215	—	—
August 1 to August 31, 2013	5,046	209	—	—
September 1 to September 30, 2013	3,982	214	—	—
October 1 to October 31, 2013	5,590	208	—	—
November 1 to November 30, 2013	5,089	212	—	—
December 1 to December 31, 2013	13,768	213	—	—
January 1 to January 31, 2014	7,299	229	—	—
February 1 to February 28, 2014	4,739	215	—	—
March 1 to March 31, 2014	5,078	207	—	—

Total	72,472	¥213	—	—

Note:

(1)	A total of 72,472 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2014, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices are governed by applicable Japanese law, specifically the Companies Act and Financial Instruments and Exchange Act of Japan, and our Articles of Incorporation and Corporate Governance Guidelines. We transformed ourselves from a Company with Board of Auditors to a Company with Committees as of June 24, 2014.

Because our shares are registered with the U.S. Securities and Exchange Commission and are listed on the New York Stock Exchange (“NYSE”), we are also subject to corporate governance requirements applicable to NYSE-listed foreign private issuers. NYSE-listed companies that are foreign private issuers meeting certain criteria are permitted to follow home country practices in lieu of certain provisions of Section 303A, and we are relying on this exemption.

A NYSE-listed foreign private issuer is required to provide to its U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE listing standards followed by U.S. companies:

•	A NYSE-listed U.S. company is required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual.

The Companies Act does not require us to have a majority of “independent” directors on our board; rather, it requires us to have a majority of “outside” directors on each of the Nominating Committee, Compensation Committee and Audit Committee, each established as a committee, pursuant to the requirements that apply to a Company with Committees. An outside director is defined under the Companies Act as a director who does not currently assume, and has never assumed, the position of executive director, executive officer, or employee, including manager of the company or its subsidiaries. In addition to the requirements under the Companies Act, our independence standards for outside directors set forth additional independence requirements on a voluntary basis. Such additional requirements include, but are not limited to, restrictions against persons that are related to a principal business counterparty of ours, entities to which we are a principal business counterparty, entities that receive more than a specified amount of donations from us, entities to which directors have been transferred from us, our accounting auditor, and law firms and consulting firms that receive more than a specified amount of fees from us, as well as close relatives of our directors and officers and persons who otherwise are likely to give rise to consistent substantive conflicts of interest in relation to general shareholders. We may, however, appoint a person as our outside director who does not satisfy the additional independence requirements but who we believe to be suitable for the position with sufficient independence in consideration of such person’s character and insight, provided that we externally provide an explanation as to the reason we believe such person qualifies as an outside director with sufficient independence.

Currently, we have six outside directors among our thirteen directors.

•

A NYSE-listed U.S. company is required to have an audit committee composed entirely of independent directors. Currently, our Audit Committee consists of three outside directors and two internal non-executive directors in compliance with the requirements under the Companies Act, and all such committee members are independent under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with two members qualified as audit committee financial expert.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, both of which must be composed entirely of independent directors. We have a Nominating Committee and a Compensation Committee, each currently consisting currently of four outside directors in compliance with the requirements under the Companies Act.

•

A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-executive directors. Under the Companies Act, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-executive directors.

•

A NYSE-listed U.S. company must adopt corporate governance guidelines and a code of business conduct and ethics and must post those on its website. While we are not required to adopt such guidelines and code under applicable Japanese law or the rules of stock exchanges in Japan on which we are listed, we established our Corporate Governance Guidelines in June 2014 that sets forth our basic policy, framework, and governing policies regarding our corporate governance system and also maintain the “Mizuho Code of Conduct” as our standard for corporate conduct to be observed by our directors, officers and employees.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 24, 2014 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on June 24, 2014 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 4, 2013 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder***

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2013.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
***	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.

SELECTED STATISTICAL DATA

In preparing the selected statistical data set forth below, foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as the operations of Mizuho Financial Group, Inc. and its subsidiaries (“the MHFG Group” or “the Group”) are highly and globally integrated, the MHFG Group has made certain estimates and assumptions in allocating assets, liabilities, income and expense between domestic and foreign operations. The Group considers domestic and foreign activities determined by such methods to be representative of the Group’s operations.

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2012, 2013 and 2014. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2012			2013			2014
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	1,822	2	0.13%	3,096	3	0.10%	10,995	12	0.10%
Foreign	3,509	17	0.46%	3,600	15	0.42%	4,878	22	0.45%

Total	5,331	19	0.35%	6,696	18	0.27%	15,873	34	0.21%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	6,122	11	0.17%	6,676	11	0.17%	4,048	8	0.21%
Foreign	9,082	35	0.39%	10,226	51	0.50%	11,961	34	0.28%

Total	15,204	46	0.30%	16,902	62	0.37%	16,009	42	0.26%

Trading account assets:
Domestic	8,884	25	0.28%	9,019	15	0.17%	6,937	24	0.35%
Foreign	8,855	168	1.91%	11,352	154	1.36%	11,780	137	1.16%

Total	17,739	193	1.09%	20,371	169	0.83%	18,717	161	0.86%

Investments:
Domestic	39,529	206	0.52%	38,974	191	0.49%	34,481	155	0.45%
Foreign	1,639	36	2.18%	2,045	34	1.73%	1,910	48	2.52%

Total	41,168	242	0.59%	41,019	225	0.55%	36,391	203	0.56%

Loans (1):
Domestic	53,770	707	1.31%	53,222	674	1.27%	54,230	634	1.17%
Foreign	11,334	230	2.03%	14,289	275	1.92%	17,420	349	2.00%

Total	65,104	937	1.44%	67,511	949	1.40%	71,650	983	1.37%

Total interest-earning assets:
Domestic	110,127	951	0.86%	110,987	894	0.81%	110,691	833	0.75%
Foreign	34,419	486	1.41%	41,512	529	1.28%	47,949	590	1.23%

Total	144,546	1,437	0.99%	152,499	1,423	0.93%	158,640	1,423	0.90%

Noninterest-earning assets:
Cash and due from banks	1,877			2,158			2,877
Other noninterest-earning assets (2)	19,123			19,109			18,872
Allowance for loan losses	(846)			(707)			(686)

Total noninterest-earning assets	20,154			20,560			21,063

Total average assets	164,700			173,059			179,703

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 25.7%, 29.1% and 31.3%, respectively, for the fiscal years ended March 31, 2012, 2013 and 2014.

	2012			2013			2014
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	68,474	64	0.09%	70,281	57	0.08%	73,858	53	0.07%
Foreign	9,878	67	0.68%	11,700	67	0.58%	14,695	80	0.55%

Total	78,352	131	0.17%	81,981	124	0.15%	88,553	133	0.15%

Debentures—Domestic	86	—	0.45%	—	—	—	—	—	—
Short-term borrowings (1):
Domestic	25,591	43	0.17%	26,540	42	0.16%	20,471	29	0.14%
Foreign	13,248	34	0.25%	16,653	49	0.29%	20,598	28	0.13%

Total	38,839	77	0.20%	43,193	91	0.21%	41,069	57	0.14%

Trading account liabilities:
Domestic	3,833	14	0.38%	2,986	13	0.44%	2,836	12	0.42%
Foreign	892	14	1.58%	965	11	1.09%	1,319	19	1.44%

Total	4,725	28	0.60%	3,951	24	0.60%	4,155	31	0.74%

Long-term debt:
Domestic	8,172	175	2.13%	8,184	171	2.09%	9,046	178	1.97%
Foreign	650	5	0.84%	733	2	0.40%	764	3	0.39%

Total	8,822	180	2.04%	8,917	173	1.95%	9,810	181	1.84%

Total interest-bearing liabilities:
Domestic	106,156	296	0.28%	107,991	283	0.26%	106,211	272	0.26%
Foreign	24,668	120	0.49%	30,051	129	0.43%	37,376	130	0.35%

Total	130,824	416	0.32%	138,042	412	0.30%	143,587	402	0.28%

Noninterest-bearing liabilities (2)	29,477			30,267			30,843

Equity	4,399			4,750			5,273

Total average liabilities and equity	164,700			173,059			179,703

Net interest income and average interest rate spread		1,021	0.67%		1,011	0.63%		1,021	0.62%

Net interest income as a percentage of average total interest-earning assets			0.71%			0.66%			0.64%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 21.5%, 24.3% and 27.2%, respectively, for the fiscal years ended March 31, 2012, 2013 and 2014.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012 and the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2013 versus fiscal year ended March 31, 2012			Fiscal year ended March 31, 2014 versus fiscal year ended March 31, 2013
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	1	—	1	9	—	9
Foreign	—	(2)	(2)	6	1	7

Total	1	(2)	(1)	15	1	16

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1	(1)	—	(5)	2	(3)
Foreign	5	11	16	5	(22)	(17)

Total	6	10	16	—	(20)	(20)

Trading account assets:
Domestic	—	(10)	(10)	(3)	12	9
Foreign	34	(48)	(14)	5	(22)	(17)

Total	34	(58)	(24)	2	(10)	(8)

Investments:
Domestic	(3)	(12)	(15)	(22)	(14)	(36)
Foreign	7	(9)	(2)	(2)	16	14

Total	4	(21)	(17)	(24)	2	(22)

Loans:
Domestic	(7)	(26)	(33)	12	(52)	(40)
Foreign	57	(12)	45	62	12	74

Total	50	(38)	12	74	(40)	34

Total interest and dividend income:
Domestic	(8)	(49)	(57)	(9)	(52)	(61)
Foreign	103	(60)	43	76	(15)	61

Total	95	(109)	(14)	67	(67)	—

	Fiscal year ended March 31, 2013 versus fiscal year ended March 31, 2012			Fiscal year ended March 31, 2014 versus fiscal year ended March 31, 2013
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	1	(8)	(7)	3	(7)	(4)
Foreign	10	(10)	—	16	(3)	13

Total	11	(18)	(7)	19	(10)	9

Debentures—Domestic	—	—	—	—	—	—
Short-term borrowings:
Domestic	2	(3)	(1)	(9)	(4)	(13)
Foreign	9	6	15	5	(26)	(21)

Total	11	3	14	(4)	(30)	(34)

Trading account liabilities:
Domestic	(3)	2	(1)	—	(1)	(1)
Foreign	1	(4)	(3)	4	4	8

Total	(2)	(2)	(4)	4	3	7

Long-term debt:
Domestic	—	(4)	(4)	17	(10)	7
Foreign	—	(3)	(3)	1	—	1

Total	—	(7)	(7)	18	(10)	8

Total interest expense:
Domestic	—	(13)	(13)	11	(22)	(11)
Foreign	20	(11)	9	26	(25)	1

Total	20	(24)	(4)	37	(47)	(10)

Net interest income:
Domestic	(8)	(36)	(44)	(20)	(30)	(50)
Foreign	83	(49)	34	50	10	60

Total	75	(85)	(10)	30	(20)	10

II. Investment portfolio

The following table shows amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2012, 2013 and 2014:

	2012			2013			2014
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	32,629	32,647	18	30,710	30,783	73	22,040	22,056	16
Agency mortgage-backed securities (1)	824	830	6	842	862	20	842	855	13
Corporate bonds and other debt securities	3,653	3,670	17	3,054	3,084	30	2,696	2,717	21
Equity securities (marketable)	1,792	2,751	959	1,598	3,036	1,438	1,648	3,402	1,754

Total domestic	38,898	39,898	1,000	36,204	37,765	1,561	27,226	29,030	1,804

Foreign:
U.S. Treasury bonds and federal agency securities	101	101	—	177	178	1	158	154	(4)
Other foreign government bonds	444	445	1	596	598	2	719	721	2
Agency mortgage-backed securities (2)	148	150	2	145	144	(1)	113	106	(7)
Corporate bonds and other debt securities	606	624	18	603	626	23	599	618	19
Equity securities (marketable)	40	41	1	101	103	2	20	20	—

Total foreign	1,339	1,361	22	1,622	1,649	27	1,609	1,619	10

Total	40,237	41,259	1,022	37,826	39,414	1,588	28,835	30,649	1,814

Held-to-maturity securities:
Domestic:
Japanese government bonds	1,801	1,815	14	3,000	3,020	20	4,040	4,058	18
Corporate bonds and other debt securities	1	1	—	—	—	—	—	—	—

Total domestic	1,802	1,816	14	3,000	3,020	20	4,040	4,058	18

Total	1,802	1,816	14	3,000	3,020	20	4,040	4,058	18

Notes:

(1)	All domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2014. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	5,927	0.05%	13,882	0.12%	2,247	0.35%	—	—%	22,056	0.13%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	855	1.38%	855	1.38%
Corporate bonds and other debt securities	404	0.44%	1,390	0.60%	443	0.75%	480	2.36%	2,717	0.91%

Total domestic	6,331	0.08%	15,272	0.16%	2,690	0.42%	1,335	1.73%	25,628	0.25%

Foreign:
U.S. Treasury bonds and federal agency securities	44	2.70%	72	0.82%	38	0.94%	—	—%	154	1.37%
Other foreign government bonds	508	2.31%	213	3.81%	—	—%	—	—%	721	2.75%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	106	2.76%	106	2.76%
Corporate bonds and other debt securities	222	2.57%	258	2.67%	90	0.83%	48	0.81%	618	2.26%

Total foreign	774	2.41%	543	2.86%	128	0.87%	154	2.27%	1,599	2.43%

Total	7,105	0.33%	15,815	0.26%	2,818	0.44%	1,489	1.79%	27,227	0.38%

Held-to-maturity securities:
Domestic:
Japanese government bonds	600	0.58%	3,080	0.27%	360	0.73%	—	—%	4,040	0.36%

Total domestic	600	0.58%	3,080	0.27%	360	0.73%	—	—%	4,040	0.36%

Total	600	0.58%	3,080	0.27%	360	0.73%	—	—%	4,040	0.36%

Other than Japanese government bonds and Japanese agency mortgage-backed securities issued by Japan Housing Finance Agency, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2014.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2010, 2011, 2012, 2013 and 2014:

	2010	2011	2012	2013	2014
	(in billions of yen)
Domestic:
Manufacturing	8,065	7,617	7,587	8,079	8,026
Construction and real estate	7,854	7,308	7,271	7,478	7,205
Services	5,153	4,287	3,981	3,972	3,957
Wholesale and retail	5,306	5,314	5,295	5,356	5,351
Transportation and communications	3,237	3,228	3,201	3,147	3,247
Banks and other financial institutions	4,290	3,908	3,501	3,143	3,460
Government and public institutions	5,459	7,154	6,912	6,907	6,734
Other industries (Note)	3,332	3,759	4,319	4,522	4,983
Individuals:
Mortgage loans	11,093	11,436	11,191	11,234	11,187
Other	789	745	719	742	788

Total domestic	54,578	54,756	53,977	54,580	54,938

Foreign:
Commercial and industrial	7,237	6,965	8,146	10,481	12,938
Banks and other financial institutions	1,722	2,588	3,343	4,089	4,610
Government and public institutions	292	453	522	596	883
Other (Note)	32	9	91	199	255

Total foreign	9,283	10,015	12,102	15,365	18,686

Total	63,861	64,771	66,079	69,945	73,624
Less: Unearned income and deferred loan fees—net	78	81	90	112	139

Total loans before allowance for loan losses	63,783	64,690	65,989	69,833	73,485

Note:	Other industries of domestic and Other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2014:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,381	2,992	653	8,026
Construction and real estate	2,037	3,294	1,874	7,205
Services	1,798	1,662	497	3,957
Wholesale and retail	3,505	1,600	246	5,351
Transportation and communications	1,041	1,464	742	3,247
Banks and other financial institutions	1,941	1,149	370	3,460
Government and public institutions	5,705	492	537	6,734
Other industries	2,637	1,309	1,037	4,983
Individuals	1,447	2,537	7,991	11,975

Total domestic	24,492	16,499	13,947	54,938
Foreign:
Total foreign	8,384	8,213	2,089	18,686

Total	32,876	24,712	16,036	73,624

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2014 were as follows:

(in billions of yen)
Floating rates	31,568
Fixed rates	9,180

Total	40,748

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310 “Receivables”. All of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2010, 2011, 2012, 2013 and 2014 by domicile and industry of borrower.

	2010	2011	2012	2013	2014
	(in billions of yen)
Domestic:
Manufacturing	270	309	297	336	229
Construction and real estate	302	265	205	249	138
Services	181	108	119	90	79
Wholesale and retail	159	177	201	173	156
Transportation and communications	139	54	53	59	48
Banks and other financial institutions	21	3	12	14	11
Other industries	1	1	4	5	1
Individuals	201	290	264	235	195

Total domestic	1,274	1,207	1,155	1,161	857
Foreign:
Total foreign	130	116	155	303	288

Total impaired loans	1,404	1,323	1,310	1,464	1,145

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2014 would have been ¥18 billion and ¥7 billion, respectively. The MHFG group recognized interest income on those domestic and foreign loans of ¥15 billion and ¥5 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2014.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2012, 2013 and 2014:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2012
United States	4,075	291	3,229	7,595	4.57%	2,265
Germany	1,669	146	137	1,952	1.17%	177

2013
United States	5,248	374	3,441	9,063	5.07%	2,914
Germany	2,078	223	158	2,459	1.38%	258

2014
United States	3,425	344	3,400	7,169	4.08%	3,682
France	1,447	283	166	1,896	1.08%	549
Germany	1,376	97	240	1,713	0.98%	330
China	107	740	631	1,478	0.84%	55
Korea	93	406	911	1,410	0.80%	48

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014:

	2010	2011	2012	2013	2014
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	870	880	735	683	773
Provision (credit) for loan losses	222	1	(23)	140	(126)

Charge-offs:
Domestic:
Manufacturing	17	20	18	25	20
Construction and real estate	56	20	7	5	1
Services	17	20	7	10	3
Wholesale and retail	48	28	14	11	13
Transportation and communications	26	59	2	2	7
Banks and other financial institutions	1	1	1	—	—
Other industries	2	1	2	—	—
Individuals	27	17	19	17	13

Total domestic	194	166	70	70	57
Total foreign	66	19	10	25	8

Total charge-offs	260	185	80	95	65

Recoveries:
Domestic:
Manufacturing	7	7	12	4	6
Construction and real estate	25	14	12	8	5
Services	3	5	4	3	3
Wholesale and retail	5	5	9	3	3
Transportation and communications	1	1	2	1	3
Banks and other financial institutions	4	1	1	1	—
Other industries	—	—	—	—	1
Individuals	3	2	3	4	3

Total domestic	48	35	43	24	24
Total foreign	6	13	9	8	2

Total recoveries	54	48	52	32	26

Net charge-offs	206	137	28	63	39

Others (Note)	(6)	(9)	(1)	13	18
Balance at end of fiscal year	880	735	683	773	626

Ratio of net charge-offs to average loans outstanding	0.31%	0.22%	0.04%	0.09%	0.05%

Note:	Others include primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2010, 2011, 2012, 2013 and 2014:

	2010		2011		2012		2013		2014
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	165	12.63%	155	11.76%	132	11.48%	210	11.55%	177	10.90%
Construction and real estate	128	12.29%	104	11.28%	83	11.00%	79	10.69%	51	9.79%
Services	96	8.07%	55	6.62%	51	6.03%	35	5.68%	30	5.37%
Wholesale and retail	102	8.31%	103	8.20%	101	8.01%	84	7.66%	65	7.27%
Transportation and communications	95	5.07%	34	4.98%	27	4.84%	26	4.50%	22	4.41%
Banks and other financial institutions	29	6.72%	15	6.03%	20	5.30%	28	4.49%	21	4.70%
Other industries (Note)	8	13.77%	12	16.86%	12	17.00%	12	16.34%	5	15.92%
Individuals	128	18.60%	150	18.81%	127	18.03%	109	17.12%	95	16.26%
Mortgage loans	101	17.37%	120	17.66%	102	16.94%	86	16.06%	74	15.19%
Other	27	1.23%	30	1.15%	25	1.09%	23	1.06%	21	1.07%

Total domestic	751	85.46%	628	84.54%	553	81.69%	583	78.03%	466	74.62%
Total foreign	129	14.54%	107	15.46%	130	18.31%	190	21.97%	160	25.38%

Total allowance for loan losses	880	100.00%	735	100.00%	683	100.00%	773	100.00%	626	100.00%

Note:	Other industries include government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012		2013		2014
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	10,307	—%	10,470	—%	11,836	—%
Interest-bearing demand deposits	29,876	0.02%	31,088	0.02%	33,399	0.02%
Deposits at notice (Note)	637	0.02%	652	0.02%	668	0.02%
Time deposits	28,154	0.16%	28,173	0.14%	28,751	0.13%
Certificates of deposit	9,807	0.11%	10,368	0.11%	11,040	0.09%

Foreign offices:
Noninterest-bearing demand deposits	606	—%	787	—%	995	—%
Interest-bearing deposits, principally time deposits	7,783	0.66%	8,255	0.59%	10,496	0.60%
Certificates of deposit	2,095	0.75%	3,445	0.54%	4,199	0.41%

Total	89,265	0.15%	93,238	0.13%	101,384	0.13%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The amounts of total deposits by foreign depositors in domestic offices at March 31, 2012, 2013 and 2014 were ¥504 billion, ¥741 billion and ¥ 726 billion, respectively.

At March 31, 2014, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$97 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2014) or more and the balances of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	9,979	7,419	17,398
Due after three months through six months	3,716	484	4,200
Due after six months through twelve months	3,425	213	3,638
Due after twelve months	1,231	2	1,233

Total	18,351	8,118	26,469
Foreign offices	9,556	4,638	14,194

Total	27,907	12,756	40,663

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	610	618	742
Maximum balance outstanding at any month-end during the fiscal year	651	668	840
Balance at end of fiscal year	560	619	742
Weighted average interest rate during the fiscal year	0.25%	0.23%	0.19%
Weighted average interest rate on balance at end of fiscal year	0.16%	0.23%	0.20%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	26,066	30,990	32,335
Maximum balance outstanding at any month-end during the fiscal year	28,846	35,508	40,347
Balance at end of fiscal year	25,683	35,074	30,259
Weighted average interest rate during the fiscal year	0.21%	0.24%	0.14%
Weighted average interest rate on balance at end of fiscal year	0.18%	0.19%	0.11%

Other short-term borrowings:
Average balance outstanding during the fiscal year	12,163	11,585	7,992
Maximum balance outstanding at any month-end during the fiscal year	13,950	15,093	9,790
Balance at end of fiscal year	13,950	6,724	6,024
Weighted average interest rate during the fiscal year	0.16%	0.13%	0.13%
Weighted average interest rate on balance at end of fiscal year	0.14%	0.12%	0.13%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated July 25, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 25, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). The Mizuho Financial Group, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2014 and our report dated July 25, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 25, 2014

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2013 AND 2014

	2013	2014
	(in millions of yen)
Assets:
Cash and due from banks (Note 8)	1,268,442	1,696,879
Interest-bearing deposits in other banks (Note 8)	11,215,597	19,037,527
Call loans and funds sold	530,542	468,283
Receivables under resale agreements (Note 29)	9,024,808	8,349,365
Receivables under securities borrowing transactions (Note 29)	5,543,914	5,010,740
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥12,090,161 million in 2013 and ¥9,445,432 million in 2014) (Notes 8, 28 and 29)	34,066,555	27,408,259
Investments (Notes 3, 8 and 28):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥6,549,038 million in 2013 and ¥3,422,827 million in 2014)	39,413,951	30,648,761
Held-to-maturity securities	3,000,403	4,040,083
Other investments	838,135	792,689
Loans (Notes 4, 5, 8 and 28)	69,833,483	73,484,954
Allowance for loan losses	(772,957)	(626,177)

Loans, net of allowance	69,060,526	72,858,777
Premises and equipment—net (Note 6)	1,091,989	1,356,594
Due from customers on acceptances	101,590	92,398
Accrued income	276,193	264,380
Goodwill (Note 7)	6,147	11,549
Intangible assets (Note 7)	64,474	58,947
Deferred tax assets (Note 19)	641,777	405,120
Other assets (Notes 4, 8, 12, 20, 22 and 28)	2,601,951	3,198,995

Total assets	178,746,994	175,699,346

The following table presents certain assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

	2013	2014
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	15,078	25,762
Interest-bearing deposits in other banks	3,216	10,306
Trading account assets	936,800	1,383,280
Investments	83,762	72,626
Loans, net of allowance	2,428,898	2,639,153
Other	343,522	421,585

Total assets	3,811,276	4,552,712

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2013 AND 2014

	2013	2014
	(in millions of yen)
Liabilities and equity:
Deposits (Notes 8 and 9):
Domestic:
Noninterest-bearing deposits	12,138,640	12,751,194
Interest-bearing deposits	74,218,101	73,114,857
Foreign:
Noninterest-bearing deposits	836,177	1,114,729
Interest-bearing deposits	13,028,638	15,629,374
Due to trust accounts (Note 10)	619,271	742,036
Call money and funds purchased	6,126,425	7,194,433
Payables under repurchase agreements (Note 29)	17,451,080	16,797,809
Payables under securities lending transactions (Note 29)	11,496,178	6,265,875
Other short-term borrowings (Note 11)	6,724,100	6,023,972
Trading account liabilities (Notes 28 and 29)	16,768,830	14,824,922
Bank acceptances outstanding	101,590	92,398
Income taxes payable	37,555	57,124
Deferred tax liabilities (Note 19)	14,301	33,181
Accrued expenses	158,664	160,107
Long-term debt (including liabilities accounted for at fair value of ¥552,354 million in 2013, and ¥657,626 million in 2014) (Notes 11 and 28)	8,802,223	9,853,941
Other liabilities (Notes 12, 20, 22, 23 and 28)	4,368,126	4,422,023

Total liabilities	172,889,899	169,077,975

Commitments and contingencies (Note 23)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 13)	377,354	312,651
Common stock (Note 14)—no par value, authorized 48,000,000,000 shares in 2013 and 2014, and issued 24,164,864,477 shares in 2013, and 24,263,885,187 shares in 2014	5,460,821	5,489,295
Accumulated deficit	(883,390)	(537,479)
Accumulated other comprehensive income, net of tax (Note 16)	777,997	1,117,877
Less: Treasury stock, at cost—Common stock 22,128,230 shares in 2013, and 13,817,747 shares in 2014	(4,662)	(3,874)

Total MHFG shareholders’ equity	5,728,120	6,378,470
Noncontrolling interests (Note 24)	128,975	242,901

Total equity	5,857,095	6,621,371

Total liabilities and equity	178,746,994	175,699,346

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2013	2014
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	253,311	287,910
Trading account liabilities	10,585	7,355
Long-term debt	144,055	173,870
Other	978,685	929,990

Total liabilities	1,386,636	1,399,125

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

	2012	2013	2014
	(in millions of yen)
Interest and dividend income:
Loans, including fees	936,574	947,983	982,402
Investments:
Interest	170,651	162,451	131,295
Dividends	71,579	63,329	72,052
Trading account assets	193,288	169,216	161,212
Call loans and funds sold	6,601	4,947	5,949
Receivables under resale agreements and securities borrowing transactions	39,684	57,220	36,281
Deposits	18,709	18,229	33,608

Total interest and dividend income	1,437,086	1,423,375	1,422,799

Interest expense:
Deposits	131,140	124,053	133,140
Debentures	385	—	—
Trading account liabilities	28,436	23,688	30,746
Call money and funds purchased	8,604	7,686	7,664
Payables under repurchase agreements and securities lending transactions	47,114	66,995	36,906
Other short-term borrowings	20,481	16,490	12,120
Long-term debt	179,799	173,939	180,989

Total interest expense	415,959	412,851	401,565

Net interest income	1,021,127	1,010,524	1,021,234
Provision (credit) for loan losses (Notes 4 and 5)	(23,044)	139,947	(126,230)

Net interest income after provision (credit) for loan losses	1,044,171	870,577	1,147,464

Noninterest income:
Fees and commissions (Note 26)	575,413	612,808	675,763
Foreign exchange gains (losses)—net (Note 27)	98,054	20,514	25,631
Trading account gains (losses)—net (Note 27)	333,315	534,100	(59,687)
Investment gains (losses)—net (Note 3)	(32,991)	121,159	265,531
Gains on disposal of premises and equipment	19,924	12,411	10,460
Other noninterest income (Note 22)	96,420	138,427	165,136

Total noninterest income	1,090,135	1,439,419	1,082,834

Noninterest expenses:
Salaries and employee benefits (Note 20)	587,332	572,301	586,737
General and administrative expenses	477,512	439,708	486,772
Impairment of goodwill (Note 7)	5,637	—	3,792
Occupancy expenses	174,788	171,697	172,566
Fees and commission expenses	107,898	109,018	122,419
Provision (credit) for losses on off-balance-sheet instruments (Note 23)	(1,203)	4,584	12,095
Other noninterest expenses (Notes 4 and 22)	119,507	127,508	119,574

Total noninterest expenses	1,471,471	1,424,816	1,503,955

Income before income tax expense	662,835	885,180	726,343
Income tax expense (Note 19)	13,878	4,024	226,108

Net income	648,957	881,156	500,235
Less: Net income (loss) attributable to noncontrolling interests	(7,432)	5,744	1,751

Net income attributable to MHFG shareholders	656,389	875,412	498,484

Earnings per common share (Note 18):	(in yen)
Basic net income per common share	28.07	36.05	20.33

Diluted net income per common share	26.78	34.47	19.64

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

	2012	2013	2014
	(in millions of yen)
Net income	648,957	881,156	500,235

Other comprehensive income (loss), net of tax:
Unrealized net gains (losses) on available-for-sale securities, net of tax (Note 3)	105,285	368,896	137,128
Foreign currency translation adjustments, net of tax	(7,814)	87,651	76,104
Pension liability adjustments, net of tax (Note 20)	39,687	78,676	136,942

Total other comprehensive income (loss), net of tax	137,158	535,223	350,174

Total comprehensive income	786,115	1,416,379	850,409
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(10,570)	8,558	12,045

Total comprehensive income attributable to MHFG shareholders	796,685	1,407,821	838,364

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income into net income are presented in Note 16 “Accumulated other comprehensive income (loss)”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

	2012	2013	2014
	(in millions of yen)
Preferred stock (Note 13):
Balance at beginning of fiscal year	453,576	410,368	377,354
Conversion to common stock	(43,208)	(33,014)	(28,013)
Cancellation of preferred stock	—	—	(36,690)

Balance at end of fiscal year	410,368	377,354	312,651

Common stock (Note 14):
Balance at beginning of fiscal year	5,164,160	5,427,992	5,460,821
Issuance of new shares of common stock for stock exchanges (Note 14)	244,100	—	—
Issuance of new shares of common stock by conversion of preferred stock	43,208	33,014	28,013
Gains (losses) on disposal of treasury stock	(48)	(631)	(31)
Stock-based compensation (Note 21)	106	529	492
Change in ownership interest in consolidated subsidiaries	(23,534)	(83)	—

Balance at end of fiscal year	5,427,992	5,460,821	5,489,295

Accumulated deficit:
Balance at beginning of fiscal year	(2,046,024)	(1,606,108)	(883,390)
Net income	656,389	875,412	498,484
Dividends declared	(216,473)	(152,694)	(152,265)
Cancellation of preferred stock	—	—	(308)

Balance at end of fiscal year	(1,606,108)	(883,390)	(537,479)

Accumulated other comprehensive income, net of tax (Note 16):
Balance at beginning of fiscal year	104,972	245,588	777,997
Change during year	140,616	532,409	339,880

Balance at end of fiscal year	245,588	777,997	1,117,877

Treasury stock, at cost:
Balance at beginning of fiscal year	(3,197)	(7,074)	(4,662)
Purchases of treasury stock	(2,560)	(395)	(37,387)
Disposal of treasury stock	12,001	2,807	1,177
Effect of stock exchanges (Note 14)	(13,318)	—	—
Cancellation of treasury stock	—	—	36,998

Balance at end of fiscal year	(7,074)	(4,662)	(3,874)

Total MHFG shareholders’ equity	4,470,766	5,728,120	6,378,470

Noncontrolling interests:
Balance at beginning of fiscal year	361,869	176,258	128,975
Effect of stock exchanges (Note 14)	(216,558)	—	—
Effect of other increase/decrease in consolidated subsidiaries	65,183	(36,457)	113,887
Dividends paid to noncontrolling interests	(23,666)	(19,384)	(12,006)
Net income (loss) attributable to noncontrolling interests	(7,432)	5,744	1,751
Unrealized net gains (losses) on available-for-sale securities attributable to noncontrolling interests	(2,044)	2,408	8,980
Foreign currency translation adjustments attributable to noncontrolling interests	(1,353)	190	118
Pension liability adjustments attributable to noncontrolling interests	259	216	1,196

Balance at end of fiscal year	176,258	128,975	242,901

Total equity	4,647,024	5,857,095	6,621,371

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income into net income are presented in Note 16 “Accumulated other comprehensive income (loss)”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

	2012	2013	2014
	(in millions of yen)
Cash flows from operating activities:
Net income	648,957	881,156	500,235
Less: Net income (loss) attributable to noncontrolling interests	(7,432)	5,744	1,751

Net income attributable to MHFG shareholders	656,389	875,412	498,484
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	165,721	157,165	161,258
Provision (credit) for loan losses	(23,044)	139,947	(126,230)
Investment losses (gains)—net	32,991	(121,159)	(265,531)
Foreign exchange losses (gains)—net	(5,747)	160,588	127,254
Deferred income tax expense (benefit)	(40,939)	(43,831)	90,375
Net change in trading account assets	(2,953,353)	(2,336,912)	7,205,841
Net change in trading account liabilities	329,761	(536,213)	(2,359,775)
Net change in loans held for sale	3,860	4,571	(53,291)
Net change in accrued income	(9,321)	(22,386)	21,735
Net change in accrued expenses	15,286	(20,215)	12,262
Other—net	38,965	445,045	638,926

Net cash provided by (used in) operating activities	(1,789,431)	(1,297,988)	5,951,308

Cash flows from investing activities:
Proceeds from sales of investments	69,659,407	75,617,212	64,003,905
Proceeds from maturities of investments	15,079,088	14,578,614	9,862,926
Purchases of investments	(87,496,663)	(89,109,906)	(65,822,738)
Proceeds from sales of loans	224,957	144,244	215,419
Net change in loans	(1,703,880)	(2,501,863)	(2,313,291)
Net change in interest-bearing deposits in other banks	2,074,843	(4,638,673)	(7,417,572)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	480,641	(268,103)	2,306,310
Proceeds from sales of premises and equipment	13,231	18,002	39,324
Purchases of premises and equipment	(174,517)	(161,359)	(456,980)

Net cash provided by (used in) investing activities	(1,842,893)	(6,321,832)	417,303

Cash flows from financing activities:
Net change in deposits	2,109,866	7,417,964	657,308
Net change in debentures	(740,933)	—	—
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	3,594,469	7,468,344	(6,771,338)
Net change in due to trust accounts	(69,662)	59,537	122,765
Net change in other short-term borrowings	(1,261,955)	(7,251,033)	(724,788)
Proceeds from issuance of long-term debt	1,052,849	1,602,983	1,999,764
Repayment of long-term debt	(1,479,148)	(1,488,151)	(1,097,627)
Proceeds from noncontrolling interests	627	1,057	43,083
Payment to noncontrolling interests	(107)	(11)	(1)
Proceeds from issuance of common stock	5	—	—
Proceeds from sales of treasury stock	1,961	1,074	11
Purchases of treasury stock	(2,560)	(7)	(37,013)
Dividends paid	(215,902)	(152,514)	(152,163)
Dividends paid to noncontrolling interests	(23,666)	(19,384)	(12,006)

Net cash provided by (used in) financing activities	2,965,844	7,639,859	(5,972,005)

Effect of exchange rate changes on cash and due from banks	(1,424)	31,776	31,831

Net increase (decrease) in cash and due from banks	(667,904)	51,815	428,437
Cash and due from banks at beginning of fiscal year	1,884,531	1,216,627	1,268,442

Cash and due from banks at end of fiscal year	1,216,627	1,268,442	1,696,879

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2012, 2013 AND 2014

	2012	2013	2014
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	427,104	447,766	408,803
Income taxes paid (refunded), net	40,211	92,547	122,619
Noncash investing activities:
Transfer from loans into other investments	1,351	—	—
Investment in capital leases	2,985	8,547	7,901
Noncash acquisition of noncontrolling interests in stock exchanges (Note 14)	216,558	—	—

Note:	Certain cash flows for the fiscal year ended March 31, 2012 have been aggregated to conform to the current year’s presentation.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. MHFG’s subsidiaries are segmented on the basis of the nature of the financial products and services. Mizuho Bank, Ltd. (“MHBK”) is a banking subsidiary and offers a wide range of financial products and services mainly in relation to deposits, lending and exchange settlement to individuals, small and medium enterprises (“SMEs”), large corporations, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. Mizuho Trust & Banking Co., Ltd. (“MHTB”) is a trust bank subsidiary and offers mainly trust-related products and consulting services. Mizuho Securities Co., Ltd. (“MHSC”) is a securities and investment banking subsidiary and offers full-line securities services to corporations, financial institutions, public sector entities and individuals. Other major subsidiaries include Trust & Custody Services Bank, Ltd. (“TCSB”), Mizuho Capital Co., Ltd., and Mizuho Business Financial Center Co., Ltd. See Note 31 “Business segment information” for further discussion of the Group’s segment information.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s fiscal year ends on March 31 and fiscal year of certain subsidiaries ends on December 31. The necessary adjustments have been made to the consolidated financial statements if significant intercompany transactions took place during the three-months periods. When determining whether to consolidate investee entities, we performed a careful analysis of the facts and circumstances of a particular relationship among entities as well as ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

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

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MHFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other comprehensive income (loss), net of tax (“AOCI”). The tax effects of gains and losses related to the foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the fiscal-year-end foreign exchange rates, and gains and losses resulting from such translation are included in Foreign exchange gains (losses)—net, as appropriate. Foreign currency denominated income and expenses are translated using the average exchange rates for the period.

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

Repurchase transactions where the maturity of the security transferred as collateral matches the maturity of the repurchase agreements (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. There were no such transactions accounted for as sales as of March 31, 2013 and 2014.

Under resale agreements, securities borrowing and certain derivatives transactions, the MHFG Group receives collateral in the form of securities. In many cases, the MHFG Group is permitted to sell or repledge the securities obtained as collateral. Disclosures of such collateral are presented in Note 8 “Pledged assets and collateral”. With respect to repurchase agreements, securities lending, and certain derivative transactions, counterparties may have the right to sell or repledge securities that the MHFG Group has pledged as collateral. The MHFG Group separately discloses these pledged securities in the consolidated balance sheets.

The MHFG Group monitors credit exposure arising from resale agreements, repurchase agreements, securities borrowing and securities lending transactions on a daily basis, and additional collateral is obtained from or returned to counterparties, as appropriate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities and trading securities sold, not yet purchased

Trading securities consist of securities and money market instruments that are bought and held principally for the purpose of reselling in the near term with the objective of generating profits on short-term fluctuations in price. Trading securities sold, not yet purchased, are securities and money market instruments sold to third parties that the MHFG Group does not own and is obligated to purchase at a later date to cover the short position. Trading securities and trading securities sold, not yet purchased, are recorded on the trade date. Trading securities and trading securities sold, not yet purchased, are recorded at fair value in the consolidated balance sheets in Trading account assets and Trading account liabilities with realized and unrealized gains and losses recorded on a trade date basis in Trading account gains (losses)—net in the consolidated statements of income. Interest and dividends on trading securities, including securities sold, not yet purchased, are recorded in Interest and dividend income or Interest expense on an accrual basis.

Investments

Debt securities that the MHFG Group has both the positive intent and ability to hold to maturity are classified as Held-to-maturity securities and carried at amortized cost. Debt securities that the MHFG Group may not hold to maturity and any marketable equity securities, other than those classified as trading securities, are classified as Available-for-sale securities, and are carried at fair value, with unrealized gains and losses reported in AOCI.

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

Other investments include marketable and non-marketable equity securities accounted for using the equity method, marketable and non-marketable investments held by consolidated investment companies carried at fair value under specialized industry accounting principles for investment companies, and other non-marketable equity securities carried at cost, less other-than-temporary impairment, if any.

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

Derivatives used for asset and liability management include contracts that qualify for hedge accounting under ASC 815, “Derivatives and Hedging” (“ASC 815”). To be eligible for hedge accounting, derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the particular risk being hedged. All qualifying hedging derivatives are valued at fair value and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

included in Trading account assets or Trading account liabilities. Derivatives that do not qualify for hedge accounting under ASC 815 are treated as trading positions and are accounted for as such. The fair value amounts recognized for such derivatives are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement with the same counterparty.

The fair value of derivative financial instruments is determined based on quoted market prices or broker-dealer quotes, if available. If not, the fair value is estimated using quoted market prices for similar instruments, option or binomial pricing models or a present value cash flow analysis, utilizing current observable market information, where available. In determining the fair value, the Group considers various factors such as exchange or over-the-counter market quotes, time value of money and volatility factors for options and warrants, observed prices for similar or synthetic instruments, and counterparty credit quality including potential exposure.

Changes in the fair value of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under ASC 815 which are recorded in AOCI. The changes in the fair values of all derivatives relating to foreign currency exchange rates are included in Foreign exchange gains (losses)—net and Trading account gains (losses)—net. Other elements of the changes in the fair values, including interest rate, equity and credit related components except that of certain credit derivatives hedging the credit risk in the corporate loan portfolio, are recognized in Trading account gains (losses)—net. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure related to its corporate loan portfolio is recorded in Other noninterest income (expenses).

Certain financial and hybrid instruments often contain embedded derivative instruments that possess implicit or explicit contract terms similar to those of a derivative instrument. Such derivative instruments are required to be fair-valued separately from the host contracts if they meet the bifurcation criteria of an embedded derivative. Such criteria include whether the entire instrument is not marked to market through earnings, the economic characteristics and risks of the embedded contract terms are not clearly and closely related to those of the host contract and the embedded contract terms would meet the definition of a derivative on a stand-alone basis.

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

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accrual and amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principal payments are current and future payments are reasonably assured. Impaired loans return to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no problems regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in TDR, in general, such loans return to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 4 “Loans” for the definitions of obligor ratings.

Loans that have been identified to be sold are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value on an individual loan basis. If management decides to retain certain loans held for sale for the foreseeable future or until maturity or payoff, such items are transferred to Loans at the lower of cost or fair value.

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

Allowance and provision (credit) for loan losses

The MHFG Group maintains an appropriate amount of allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through the Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the debtor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors classified in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

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

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also conducts subsequent re-evaluations at least once a year. As it pertains to real estate, valuation is generally conducted by an appraising subsidiary which is independent from the Group’s loan origination sections by using generally accepted valuation

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally retains third-party appraisers to conduct the valuation. As to listed securities, observable market prices are used for valuation.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and for non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) through the most recently available data for the past six years, in the case of normal obligors; and (b) through the most recently available data since April 2002, in the case of watch obligors; and (2) the loss given default through the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment default, if any, are considered in determining obligor ratings.

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

Premises and equipment

Premises and equipment are stated at historical cost, and depreciation and amortization are recorded over the estimated useful lives of the assets, except for leasehold improvements, which are amortized over the shorter of the estimated useful lives of the assets or the lease term. Depreciation and amortization are principally computed in accordance with the straight-line method with respect to buildings and leasehold improvements and in accordance with the declining-balance method with respect to other premises and equipment.

The useful lives of premises and equipment are as follows:

Years
Buildings	3 to 50
Equipment and furniture	2 to 20
Leasehold improvements	2 to 50

Regular repairs and maintenance costs that do not extend the estimated useful life of an asset are charged to expense as incurred. Upon sale or disposition of premises and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts, and any gains or losses on disposal are included in Gains on disposal of premises and equipment or Occupancy expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of long-lived assets

The MHFG Group’s long-lived assets that are held for use are reviewed periodically for events or changes in circumstances that indicate possible impairment. The Group’s impairment review is based on an undiscounted cash flow analysis of a group of assets, combined with associated liabilities, at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset group exceeds the future undiscounted cash flows that the asset group is expected to generate. When impairment is identified, the future cash flows are then discounted to determine the estimated fair value of the asset group and an impairment charge is recorded for the difference between the carrying value and the estimated fair value of the asset group. The long-lived assets to be disposed of by sale are carried at the lower of the carrying amount or fair value, less estimated cost to sell.

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

Goodwill

Goodwill represents the excess of the total fair value of the acquired company, which consists of the consideration transferred, the fair value of any interest in the acquiree already held by the acquirer and the fair value of any noncontrolling interest in the acquiree over the fair value of net identifiable assets acquired at the date of acquisition in a business combination. The MHFG Group accounts for goodwill in accordance with ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”). Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its estimated fair value.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation

The compensation cost associated with stock compensation-type stock options is measured at fair value using the Black-Scholes option pricing model.

Long-term debt

Premiums, discounts and issuance costs of long-term debt are amortized based on a method that approximates the interest method over the respective terms of the long-term debt.

Obligations under guarantees

The MHFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The MHFG Group recognizes guarantee fee income over the guarantee period. The MHFG Group receives such a guarantee fee at the inception of the guarantee or in installments and, in either case, the present value of the total fees approximates the fair value of the guarantee.

Fair Value Measurements

The MHFG Group carries certain of its financial assets and liabilities at fair value on a recurring basis. These financial assets and liabilities are primarily composed of trading account assets, trading account liabilities and available-for-sale securities. In addition, the Group measures certain financial assets and liabilities, at fair value on a non-recurring basis. Those assets and liabilities primarily include items that are measured at the lower of cost or fair value such as loans held for sale, and items that were initially measured at cost and have been written down to fair value due to impairments, such as loans and other investments.

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

When determining fair value, the MHFG Group considers the principal or most advantageous market in which the Group would transact and considers assumptions that market participants would use when pricing the asset or liability. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. See Note 28 “Fair value” for descriptions of valuation methodologies used for its assets and liabilities by product.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes

Income taxes are accounted for in accordance with ASC 740, “Income Taxes” (“ASC 740”). Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recorded for any portion of the deferred tax assets unless it is more likely than not that the deferred tax assets will be realized. Deferred income tax benefit or expense is recognized for the changes in the net deferred tax asset or liability between periods.

Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the possible exercise of all convertible securities, such as convertible preferred stock to the extent they are not anti-dilutive. See Note 18 “Earnings per common share” for the computation of basic and diluted earnings per common share.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

On July 1, 2009, the ASC was officially launched. The ASC, which reorganized the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics, is the single source of authoritative U.S. GAAP for nongovernmental entities.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU No.2010-06”). The ASU provides amendments to ASC 820 that require new disclosures regarding (1) transfers in and out of Levels 1 and 2 and (2) more detailed activity in Level 3. The ASU also provides amendments to ASC 820 that clarify existing disclosures regarding (1) level of disaggregation and (2) inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures related to the activity in Level 3, which do not become effective until fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. ASU No.2010-06 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2010, the FASB issued ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No.2010-20”). The ASU requires disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (3) the changes and reasons for those changes in the allowance for credit losses. The new disclosures required include (1) aging of past due receivables, (2) credit quality indicators, and (3) modifications of financing receivables. It is also required that certain existing disclosures should be provided on a disaggregated basis. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued ASU No.2011-01, “Receivables (Topic310)—Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20” (“ASU No.2011-01”) to delay the effective date of the disclosures about troubled debt restructurings for public entities, and in April 2011, it

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was provided that such disclosure requirements would be effective for interim and annual periods beginning on or after June 15, 2011 in ASU No.2011-02, “Receivables (Topic310)—A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No.2011-02”). ASU No.2011-02 also clarifies the guidance on a creditor’s evaluation for troubled debt restructurings of whether it has granted a concession and whether a debtor is experiencing financial difficulties. ASU No.2010-20 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-28, “Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU No.2010-28”). The ASU requires that Step 2 of the impairment test should be performed in circumstances where the carrying amount of a reporting unit is zero or negative and there are qualitative factors that indicate it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU No.2010-28 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No.2011-04”) in order to improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in ASU No. 2011-04 change the wording to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to align with IFRS. The amendments also clarify the existing fair value measurement and disclosure requirements, which include (1) application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used for Level 3 items. The amendments also change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which include

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1) measuring the fair value of financial instruments that are managed within a portfolio, (2) application of premiums and discounts in a fair value measurement and (3) additional disclosures about fair value measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU No.2011-04 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No.2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income” (“ASU No.2011-05”). The ASU eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU also requires reclassification adjustments from other comprehensive income to net income be presented on the face of financial statements. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. In December 2011, the FASB issued ASU No.2011-12, “Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05” (“ASU No.2011-12”) to indefinitely defer only those changes in ASU No.2011-05 that relate to the presentation of reclassification adjustments. All other requirements in ASU No.2011-05 are not affected, and entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No.2011-05. ASU No.2011-05 is an accounting principle which alters disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In December 2011, the FASB issued ASU No.2011-10, “Property, Plant, and Equipment (Topic 360)—Derecognition of in Substance Real Estate—a Scope Clarification” (“ASU No.2011-10”). The ASU clarifies that, even when a reporting entity ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The ASU is effective for fiscal years and interim periods within those years, beginning on or after June 15, 2012. The adoption of ASU No.2011-10 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No.2011-11, “Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities” (“ASU No.2011-11”). The ASU enhances disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset on the statement of financial position or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Under the ASU, entities are required to provide both net and gross information for these financial instruments and derivative instruments in order to enhance

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The ASU is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU No.2013-01, “Balance Sheet (Topic 210)—Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU No.2013-01”). ASU No.2013-01 clarifies that the scope of ASU No.2011-11 applies to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. ASU No.2011-11 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2012, the FASB issued ASU No.2012-02, “Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU No.2012-02”). The ASU permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. Under this ASU, an entity has an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU No.2012-02 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In February 2013, the FASB issued ASU No.2013-02, “Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU No.2013-02”). The ASU requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The ASU also requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The ASU is effective for reporting periods beginning after December 15, 2012. ASU No.2013-02 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In June 2013, the FASB issued ASU No.2013-08, “Financial Services—Investment Companies (Topic 946)—Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU No.2013-08”). The ASU changes the approach to the investment company assessment and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. The ASU also requires additional disclosures of (a) the fact that the entity is an investment company and is applying the guidance in ASC 946, “Financial Services—Investment Companies”, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The ASU is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. Early adoption is prohibited. The MHFG Group does not expect that the adoption of ASU No.2013-08 will have a material impact on its consolidated results of operations and financial condition.

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU provides a comprehensive guidance of revenue recognition, in convergence with IFRS, to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when ( or as) the entity satisfies a performance obligation. In order to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, an entity should disclose the following quantitative and qualitative information: (1) contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations, (2) significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations, and determining the transaction price and amounts allocated to performance obligations, and (3) assets recognized from the costs to obtain or fulfill a contract. The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2014-09 will have on its consolidated results of operations and financial condition.

In June 2014, the FASB issued ASU No.2014-11, “Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU No.2014-11”). The ASU changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the ASU requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The ASU requires disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. The ASU also requires an entity to disclose certain information, including risks related to collateral pledged, for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The ASU is effective for the first interim or annual period beginning after December 15, 2014, except for interim disclosure requirements related to secured borrowings, which are effective for interim periods beginning after March 15, 2015. Earlier application is prohibited. The MHFG Group does not expect that the adoption of ASU No.2014-11 will have a material impact on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2013 and 2014 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2013
Available-for-sale securities:
Debt securities:
Japanese government bonds	30,709,499	79,378	5,677	30,783,200
Japanese local government bonds	239,695	4,109	47	243,757
U.S. Treasury bonds and federal agency securities	177,438	623	36	178,025
Other foreign government bonds	596,305	1,914	94	598,125
Agency mortgage-backed securities (1)	986,646	20,496	1,429	1,005,713
Residential mortgage-backed securities	430,325	13,889	2,131	442,083
Commercial mortgage-backed securities	246,169	7,487	3,528	250,128
Japanese corporate bonds and other debt securities (2)	2,197,270	22,582	5,288	2,214,564
Foreign corporate bonds and other debt securities (3)	542,958	17,768	1,803	558,923
Equity securities (marketable)	1,699,475	1,440,102	144	3,139,433

Total	37,825,780	1,608,348	20,177	39,413,951

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,000,403	20,023	82	3,020,344

Total	3,000,403	20,023	82	3,020,344

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2014
Available-for-sale securities:
Debt securities:
Japanese government bonds	22,039,640	20,063	3,727	22,055,976
Japanese local government bonds	241,985	2,783	106	244,662
U.S. Treasury bonds and federal agency securities	158,344	434	4,297	154,481
Other foreign government bonds	719,281	2,356	455	721,182
Agency mortgage-backed securities (1)	955,291	13,288	7,705	960,874
Residential mortgage-backed securities	318,955	14,757	1,707	332,005
Commercial mortgage-backed securities	159,289	3,032	1,417	160,904
Japanese corporate bonds and other debt securities (2)	2,015,045	16,316	3,284	2,028,077
Foreign corporate bonds and other debt securities (3)	559,947	10,755	2,193	568,509
Equity securities (marketable)	1,667,669	1,761,025	6,603	3,422,091

Total	28,835,446	1,844,809	31,494	30,648,761

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,040,083	17,954	220	4,057,817

Total	4,040,083	17,954	220	4,057,817

Notes	:
(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥143,954 million and ¥861,759 million, respectively, at March 31, 2013, and ¥105,553 million and ¥855,321 million, respectively, at March 31, 2014. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Other debt securities presented in the above table primarily consist of certificates of deposit (“CDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥185,497 million at March 31,2013, and ¥214,488 million at March 31, 2014.
(3)	Other debt securities presented in the above table primarily consist of CDs, ABS, and collateral loan obligations (“CLO”), of which the total fair values were ¥243,633 million at March 31,2013, and ¥178,055 million at March 31, 2014.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2014 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,926,354	13,876,023	2,237,263	—	22,039,640
Japanese local government bonds	30,346	130,751	80,108	780	241,985
U.S. Treasury bonds and federal agency securities	43,475	75,005	39,864	—	158,344
Other foreign government bonds	507,140	211,949	—	192	719,281
Agency mortgage-backed securities	—	—	—	955,291	955,291
Residential mortgage-backed securities	—	—	—	318,955	318,955
Commercial mortgage-backed securities	4,085	123,455	31,749	—	159,289
Japanese corporate bonds and other debt securities	369,682	1,131,664	326,861	186,838	2,015,045
Foreign corporate bonds and other debt securities	221,916	251,536	83,865	2,630	559,947

Total	7,102,998	15,800,383	2,799,710	1,464,686	27,167,777

Held-to-maturity securities:
Debt securities:
Japanese government bonds	600,047	3,080,346	359,690	—	4,040,083

Total	600,047	3,080,346	359,690	—	4,040,083

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,926,642	13,882,371	2,246,963	—	22,055,976
Japanese local government bonds	30,384	131,438	81,952	888	244,662
U.S. Treasury bonds and federal agency securities	43,907	72,142	38,432	—	154,481
Other foreign government bonds	507,577	213,355	—	250	721,182
Agency mortgage-backed securities	—	—	—	960,874	960,874
Residential mortgage-backed securities	—	—	—	332,005	332,005
Commercial mortgage-backed securities	4,087	124,981	31,836	—	160,904
Japanese corporate bonds and other debt securities	370,157	1,137,145	329,033	191,742	2,028,077
Foreign corporate bonds and other debt securities	222,527	253,142	89,625	3,215	568,509

Total	7,105,281	15,814,574	2,817,841	1,488,974	27,226,670

Held-to-maturity securities:
Debt securities:
Japanese government bonds	601,750	3,091,769	364,298	—	4,057,817

Total	601,750	3,091,769	364,298	—	4,057,817

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”), for debt securities, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. For equity securities, if an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for a reasonable period of time until a forecasted recovery of fair value or maturity.

For the fiscal years ended March 31, 2012, 2013 and 2014, the MHFG Group recognized in earnings the other-than-temporary impairment on available-for-sale securities of ¥117,029 million, ¥76,393 million and ¥5,344 million, respectively, of which ¥7,238 million, ¥4,085 million and ¥1,151 million, respectively, were on debt securities and ¥109,791 million, ¥72,308 million and ¥4,193 million, respectively, were on equity securities. No impairment losses were recognized on held-to-maturity securities for the periods.

The other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any instance related to credit losses recognized in earnings on debt securities where a portion of an other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of Japanese equity securities. Certain equity securities were determined not to be other-than-temporarily impaired based on the evaluation of the following factors: (1) the severity and duration of the impairments, (2) the financial condition and near-term prospects of the issuers, and (3) the MHFG Group’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2013 and 2014:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2013
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,059,495	1,520	406,684	4,157	5,466,179	5,677
Japanese local government bonds	27,243	47	—	—	27,243	47
U.S. Treasury bonds and federal agency securities	69,168	36	—	—	69,168	36
Other foreign government bonds	207,942	94	—	—	207,942	94
Agency mortgage-backed securities (1)	90,832	1,429	—	—	90,832	1,429
Residential mortgage-backed securities	12,778	9	122,363	2,122	135,141	2,131
Commercial mortgage-backed securities	7,159	111	122,588	3,417	129,747	3,528
Japanese corporate bonds and other debt securities	88,146	333	222,516	4,955	310,662	5,288
Foreign corporate bonds and other debt securities	54,599	114	65,417	1,689	120,016	1,803
Equity securities (marketable)	8,488	128	699	16	9,187	144

Total	5,625,850	3,821	940,267	16,356	6,566,117	20,177

Held-to-maturity securities:
Debt securities:
Japanese government bonds	199,730	82	—	—	199,730	82

Total	199,730	82	—	—	199,730	82

2014
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,526,182	2,871	880,520	856	11,406,702	3,727
Japanese local government bonds	48,471	90	12,730	16	61,201	106
U.S. Treasury bonds and federal agency securities	66,865	2,865	38,432	1,432	105,297	4,297
Other foreign government bonds	203,026	275	7,654	180	210,680	455
Agency mortgage-backed securities (2)	102,904	2,348	76,369	5,357	179,273	7,705
Residential mortgage-backed securities	9,771	137	78,938	1,570	88,709	1,707
Commercial mortgage-backed securities	11,133	117	43,170	1,300	54,303	1,417
Japanese corporate bonds and other debt securities	130,020	359	60,230	2,925	190,250	3,284
Foreign corporate bonds and other debt securities	122,563	1,846	33,960	347	156,523	2,193
Equity securities (marketable)	132,590	6,603	10	—	132,600	6,603

Total	11,353,525	17,511	1,232,013	13,983	12,585,538	31,494

Held-to-maturity securities:
Debt securities:
Japanese government bonds	9,962	40	199,670	180	209,632	220

Total	9,962	40	199,670	180	209,632	220

Notes	:
(1)	Agency mortgage-backed securities presented in the above table represent U.S. agency securities. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥105,208 million and ¥74,065 million, respectively, at March 31, 2014. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unrealized losses on investments in a continuous loss position for 12 months or more at March 31, 2014 were attributed mainly to Agency mortgage-backed securities and Japanese corporate bonds and other debt securities. The MHFG Group did not intend to sell those securities and it was not more likely than not that the Group would be required to sell them before recovery of their amortized cost basis. Those securities were not considered other-than-temporarily impaired. As to CMBS and Japanese corporate bonds and other debt securities with similar credit risks as the other-than-temporarily impaired securities, and Agency mortgage-backed securities and Residential mortgage-backed securities (“RMBS”), the Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, the external and/or internal ratings and the present values of cash flows expected to be collected. As to Japanese government bonds, since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates, their entire amortized cost basis was expected to be collected.

For the fiscal years ended March 31, 2012, 2013 and 2014, the gross realized gains on sales of available-for-sale securities were ¥100,371 million, ¥193,298 million and ¥231,955 million, respectively, and the gross realized losses on those sales were ¥28,840 million, ¥21,422 million and ¥29,387 million, respectively.

Other investments

The following table summarizes the composition of Other investments:

	2013	2014
	(in millions of yen)
Equity method investments	225,696	196,015
Investments held by consolidated investment companies	75,780	70,599
Other equity interests	536,659	526,075

Total	838,135	792,689

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. For the fiscal years ended March 31, 2012, 2013 and 2014, the earnings (losses) from equity method investments were ¥10,807 million, (¥2,192) million and ¥27,975 million, respectively. Such investments included marketable equity securities carried at ¥68,289 million and ¥78,458 million, at March 31, 2013 and 2014, respectively. The aggregate market values of these marketable equity securities were ¥111,543 million and ¥96,471 million, respectively.

The MHFG Group’s proportionate share of the total outstanding common shares in Orient Corporation (“Orico”) as of March 31, 2014 was 22.2% and the Group and a certain third party still hold convertible preferred shares of Orico, and if fully converted, the Group’s proportionate share of the total outstanding common shares in Orico would increase to 58.0%.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, of which the fair values are not readily determinable. The MHFG Group has neither significant influence nor control over the investees. Each of these securities is stated at acquisition cost, with an other-than-temporary impairment, if any, included in earnings. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2013 and 2014:

	2013	2014
	(in millions of yen)
Domestic:
Manufacturing	8,078,871	8,025,932
Construction and real estate	7,477,853	7,204,594
Services	3,972,011	3,956,742
Wholesale and retail	5,355,974	5,350,707
Transportation and communications	3,147,106	3,247,394
Banks and other financial institutions	3,142,998	3,460,147
Government and public institutions	6,907,426	6,734,451
Other industries (Note)	4,521,994	4,983,821
Individuals:
Mortgage loans	11,234,561	11,187,206
Other	741,519	787,313

Total domestic	54,580,313	54,938,307

Foreign:
Commercial and industrial	10,481,071	12,937,005
Banks and other financial institutions	4,088,651	4,610,141
Government and public institutions	595,911	883,004
Other (Note)	199,518	255,083

Total foreign	15,365,151	18,685,233

Total	69,945,464	73,623,540
Less: Unearned income and deferred loan fees—net	111,981	138,586

Total loans before allowance for loan losses	69,833,483	73,484,954

Note:	Other industries of domestic and Other of foreign include trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥4,576 million, ¥853 million and ¥2,041 million, of which valuation losses related to loans held for sale accounted for at the lower of cost or fair value were ¥3,435 million, ¥54 million and ¥1,510 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loan by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2013 and 2014:

	Normal obligors				Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)
	(in millions of yen)
2013
Domestic:
Manufacturing	4,171,212	2,615,406	119,183	307,946	498,638	22,569	8,013	335,904	8,078,871
Construction and real estate	2,524,644	3,486,850	659,844	148,893	387,254	20,671	664	249,033	7,477,853
Services	1,736,931	1,734,482	219,089	4,035	160,754	26,621	—	90,099	3,972,011
Wholesale and retail	1,853,573	2,699,053	261,322	83,065	236,545	49,710	11	172,695	5,355,974
Transportation and communications	2,236,404	685,237	94,233	350	59,573	12,274	—	59,035	3,147,106
Banks and other financial institutions	2,246,804	666,197	2,172	5,311	208,510	221	—	13,783	3,142,998
Government and public institutions	6,797,133	11,729	—	98,564	—	—	—	—	6,907,426
Other industries	1,620,061	743,214	3,341	2,058,974	13,044	448	77,548	5,364	4,521,994
Individuals	—	191,360	11,219,209	170,768	33,618	121,468	4,032	235,625	11,976,080

Total domestic	23,186,762	12,833,528	12,578,393	2,877,906	1,597,936	253,982	90,268	1,161,538	54,580,313

Foreign:
Total foreign	8,293,654	3,650,488	4,881	2,021,284	980,343	137	111,684	302,680	15,365,151

Total	31,480,416	16,484,016	12,583,274	4,899,190	2,578,279	254,119	201,952	1,464,218	69,945,464

2014
Domestic:
Manufacturing	4,248,490	2,467,326	109,258	310,703	636,348	21,117	3,820	228,870	8,025,932
Construction and real estate	2,890,563	3,066,852	623,385	161,177	303,746	20,577	381	137,913	7,204,594
Services	1,946,764	1,558,609	205,939	6,998	135,030	24,958	—	78,444	3,956,742
Wholesale and retail	2,029,723	2,632,048	249,304	63,116	178,520	42,086	10	155,900	5,350,707
Transportation and communications	2,388,541	658,680	88,911	1,348	50,667	11,159	—	48,088	3,247,394
Banks and other financial institutions	2,602,545	664,843	2,030	4,780	174,328	165	—	11,456	3,460,147
Government and public institutions	6,678,104	8,347	—	48,000	—	—	—	—	6,734,451
Other industries	1,907,714	754,137	3,383	2,240,879	7,804	401	68,642	861	4,983,821
Individuals	—	197,725	11,266,620	169,655	40,606	101,718	2,823	195,372	11,974,519

Total domestic	24,692,444	12,008,567	12,548,830	3,006,656	1,527,049	222,181	75,676	856,904	54,938,307

Foreign:
Total foreign	10,600,531	4,349,587	6,621	2,782,476	513,610	14	144,238	288,156	18,685,233

Total	35,292,975	16,358,154	12,555,451	5,789,132	2,040,659	222,195	219,914	1,145,060	73,623,540

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	The former MHBK and the former Mizuho Corporate Bank, Ltd. (“MHCB”) merged on July 1, 2013 and the former MHCB, the surviving company, changed its trade name to MHBK. As of March 31, 2013, non-impaired loans held by subsidiaries other than the former MHBK, the former MHCB and MHTB constitute Other, since their portfolio segments are not identical to those used by the former MHBK, the former MHCB and MHTB. As of March 31, 2014, non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those used by MHBK and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2013 and 2014.

	Recorded investment (1)			Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2013
Domestic:
Manufacturing	325,727	10,177	335,904	365,049	118,475	299,978	5,297
Construction and real estate	189,060	59,973	249,033	269,770	46,574	227,920	2,824
Services	77,982	12,117	90,099	106,397	22,153	103,113	1,949
Wholesale and retail	160,477	12,218	172,695	189,231	62,962	186,594	3,076
Transportation and communications	55,202	3,833	59,035	61,554	18,870	54,633	1,220
Banks and other financial institutions	13,727	56	13,783	13,821	5,007	11,950	227
Other industries	5,224	140	5,364	5,484	3,818	4,791	73
Individuals	116,875	118,750	235,625	252,182	9,429	250,718	4,343

Total domestic	944,274	217,264	1,161,538	1,263,488	287,288	1,139,697	19,009

Foreign:
Total foreign	297,859	4,821	302,680	305,801	119,053	220,561	5,321

Total	1,242,133	222,085	1,464,218	1,569,289	406,341	1,360,258	24,330

2014
Domestic:
Manufacturing	216,579	12,291	228,870	240,660	74,367	259,889	4,086
Construction and real estate	107,932	29,981	137,913	163,813	30,724	183,437	2,213
Services	66,651	11,793	78,444	88,537	20,199	83,754	1,671
Wholesale and retail	142,886	13,014	155,900	172,641	51,274	161,288	2,795
Transportation and communications	44,237	3,851	48,088	54,149	14,691	50,387	939
Banks and other financial institutions	11,390	66	11,456	11,480	4,049	12,474	163
Other industries	781	80	861	2,020	108	3,486	19
Individuals	91,715	103,657	195,372	206,341	9,391	215,422	3,714

Total domestic	682,171	174,733	856,904	939,641	204,803	970,137	15,600

Foreign:
Total foreign	276,292	11,864	288,156	290,161	118,360	291,981	4,750

Total	958,463	186,597	1,145,060	1,229,802	323,163	1,262,118	20,350

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status completely corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥504,750 million and ¥425,391 million as of March 31, 2013 and 2014 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans in the consolidated statements of income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The remaining balance of impaired loans which had been partially charged off were ¥51,720 million and ¥24,957 million as of March 31, 2013 and 2014, respectively.

Troubled debt restructurings

The MHFG Group considers restructurings, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as TDRs. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is E2 or below. The following table presents TDRs that were made during the fiscal years ended March 31, 2013 and 2014.

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or Postponement of principal and/or interest
	Recorded investment (1)	Charge-offs (2)
		(in millions of yen)
2013
Domestic:
Manufacturing	—	—	277,957
Construction and real estate	—	—	129,908
Services	—	—	68,930
Wholesale and retail	—	1,243	218,497
Transportation and communications	—	—	52,206
Banks and other financial institutions	—	—	34,468
Other industries	—	—	1,809
Individuals	—	—	62,160

Total domestic	—	1,243	845,935

Foreign:
Total foreign	1,062	3,750	140,064

Total	1,062	4,993	985,999

2014
Domestic:
Manufacturing	235	481	196,705
Construction and real estate	2,528	136	44,573
Services	310	555	57,945
Wholesale and retail	5	149	170,217
Transportation and communications	—	—	34,598
Banks and other financial institutions	—	—	31,901
Other industries	—	—	1,998
Individuals	—	—	47,822

Total domestic	3,078	1,321	585,759

Foreign:
Total foreign	—	—	60,348

Total	3,078	1,321	646,107

Notes:

(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	Charge-offs represent the loss impact on the consolidated statements of income for the fiscal year that resulted from the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2013 and 2014 with respect to the loans modified as TDRs within the previous twelve months.

	Recorded investment
	2013	2014
	(in millions of yen)
Domestic:
Manufacturing	18,740	21,144
Construction and real estate	18,751	3,500
Services	5,976	3,707
Wholesale and retail	19,920	21,916
Transportation and communications	4,386	14,069
Banks and other financial institutions	—	—
Other industries	—	107
Individuals	5,517	6,283

Total domestic	73,290	70,726

Foreign:
Total foreign	6,374	115

Total	79,664	70,841

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2013 and 2014:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2013
Domestic:
Manufacturing	3,788	1,911	32,830	38,529	8,040,342	8,078,871
Construction and real estate	11,815	4,038	69,333	85,186	7,392,667	7,477,853
Services	3,385	1,916	13,829	19,130	3,952,881	3,972,011
Wholesale and retail	2,771	2,851	16,483	22,105	5,333,869	5,355,974
Transportation and communications	711	558	3,687	4,956	3,142,150	3,147,106
Banks and other financial institutions	—	—	6	6	3,142,992	3,142,998
Government and public institutions	—	—	—	—	6,907,426	6,907,426
Other industries	—	18	122	140	4,521,854	4,521,994
Individuals	41,987	24,114	69,774	135,875	11,840,205	11,976,080

Total domestic	64,457	35,406	206,064	305,927	54,274,386	54,580,313

Foreign:
Total foreign	127	885	11,132	12,144	15,353,007	15,365,151

Total	64,584	36,291	217,196	318,071	69,627,393	69,945,464

2014
Domestic:
Manufacturing	2,834	2,193	14,452	19,479	8,006,453	8,025,932
Construction and real estate	5,412	3,440	44,852	53,704	7,150,890	7,204,594
Services	2,185	1,235	10,304	13,724	3,943,018	3,956,742
Wholesale and retail	3,205	4,561	12,180	19,946	5,330,761	5,350,707
Transportation and communications	832	573	3,265	4,670	3,242,724	3,247,394
Banks and other financial institutions	—	1	5	6	3,460,141	3,460,147
Government and public institutions	—	—	—	—	6,734,451	6,734,451
Other industries	9	29	34	72	4,983,749	4,983,821
Individuals	38,466	18,488	56,605	113,559	11,860,960	11,974,519

Total domestic	52,943	30,520	141,697	225,160	54,713,147	54,938,307

Foreign:
Total foreign	87	23	10,935	11,045	18,674,188	18,685,233

Total	53,030	30,543	152,632	236,205	73,387,335	73,623,540

5. Allowance for loan losses

In accordance with ASC 450, a formula-based allowance utilizing historical loss factors, after adjusted for existing economic conditions where appropriate, is applied to groups of non-homogeneous loans and small balance, homogeneous loans which have not been identified as impaired. In MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. See Note 1 “Basis of presentation and summary of significant accounting policies” for further detail of the methodology used to determine the allowance for loan losses and Note 4 “Loans” for further details of obligor ratings and pool allocations.

Changes in the Allowance for loan losses by portfolio segment for the fiscal years ended March 31, 2012, 2013 and 2014 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2012
Balance at beginning of fiscal year	563,116	151,342	20,072	734,530

Provision (credit) for loan losses	(19,433)	(21,375)	17,764	(23,044)

Charge-offs	54,599	5,133	20,410	80,142
Less: Recoveries	48,354	1,442	2,460	52,256

Net charge-offs	6,245	3,691	17,950	27,886

Others (Note)	(1,963)	—	1,055	(908)

Balance at end of fiscal year	535,475	126,276	20,941	682,692

2013
Balance at beginning of fiscal year	535,475	126,276	20,941	682,692

Provision (credit) for loan losses	137,549	(14,180)	16,578	139,947

Charge-offs	69,845	4,249	20,503	94,597
Less: Recoveries	27,447	1,342	2,911	31,700

Net charge-offs	42,398	2,907	17,592	62,897

Others (Note)	11,269	—	1,946	13,215

Balance at end of fiscal year	641,895	109,189	21,873	772,957

2014
Balance at beginning of fiscal year	641,895	109,189	21,873	772,957

Provision (credit) for loan losses	(128,368)	(12,712)	14,850	(126,230)

Charge-offs	47,927	3,935	13,286	65,148
Less: Recoveries	21,423	3,000	2,112	26,535

Net charge-offs	26,504	935	11,174	38,613

Others (Note)	14,326	—	3,737	18,063

Balance at end of fiscal year	501,349	95,542	29,286	626,177

Note: Others include primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2013 and 2014:

	Corporate	Retail	Other	Total
	(in millions of yen)
2013
Allowance for loan losses	641,895	109,189	21,873	772,957

of which individually evaluated for impairment	398,622	14,815	9,247	422,684
of which collectively evaluated for impairment	243,273	94,374	12,626	350,273

Loans (Note)	51,801,814	13,007,792	5,135,858	69,945,464

of which individually evaluated for impairment	1,160,489	45,961	59,974	1,266,424
of which collectively evaluated for impairment	50,641,325	12,961,831	5,075,884	68,679,040

2014
Allowance for loan losses	501,349	95,542	29,286	626,177

of which individually evaluated for impairment	327,011	11,735	10,562	349,308
of which collectively evaluated for impairment	174,338	83,807	18,724	276,869

Loans (Note)	54,651,867	12,922,564	6,049,109	73,623,540

of which individually evaluated for impairment	1,100,938	39,250	54,127	1,194,315
of which collectively evaluated for impairment	53,550,929	12,883,314	5,994,982	72,429,225

Note: Amounts represent loan balances before deducting unearned income and deferred loan fees.

In the fiscal year ended March 31, 2012, the Provision for loan losses decreased by ¥23,691 million from the previous fiscal year. The decrease was due primarily to upgrades in the obligor categories of a broad range of borrowers as a result of the effectiveness of the MHFG Group’s credit management activities which was enhanced against the backdrop of the improving domestic economic environment, reflecting the continuing gradual recovery of the Japanese economy.

In the fiscal year ended March 31, 2013, the Provision for loan losses increased by ¥162,991 million from the previous fiscal year. The increase was due primarily to an increase in allowance for loan losses as a result of an increase in foreign impaired loans that required an allowance for loan losses and increased estimated losses reflecting changes in the business environment surrounding some domestic obligors, offset in part by the effects of the continuing gradual recovery of the Japanese economy.

In the fiscal year ended March 31, 2014, the Provision for loan losses decreased by ¥266,177 million from the previous fiscal year. The decrease was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment

Premises and equipment at March 31, 2013 and 2014 consist of the following:

	2013	2014
	(in millions of yen)
Land	268,948	410,739
Buildings	743,473	800,680
Equipment and furniture	418,647	435,655
Leasehold improvements	90,306	92,052
Construction in progress	23,875	35,789
Software	657,702	725,287

Total	2,202,951	2,500,202
Less: Accumulated depreciation and amortization	1,110,962	1,143,608

Premises and equipment—net	1,091,989	1,356,594

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥160,231 million, ¥151,550 million and ¥155,549 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥49,727 million and ¥51,681 million at March 31, 2013 and 2014, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2013 and 2014 amounted to ¥27,830 million and ¥28,209 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	MHBK	Total
	(in millions of yen)
2012
Balance at beginning of fiscal year	7,610	7,610
Goodwill acquired (1)	3,776	3,776
Impairment losses recognized	5,637	5,637
Foreign exchange translation	(114)	(114)
Balance at end of fiscal year	5,635	5,635

Gross amount of goodwill	70,909	70,909
Accumulated impairment losses	65,274	65,274

2013
Balance at beginning of fiscal year	5,635	5,635
Goodwill acquired	—	—
Impairment losses recognized	—	—
Foreign exchange translation	512	512
Balance at end of fiscal year	6,147	6,147

Gross amount of goodwill	71,421	71,421
Accumulated impairment losses	65,274	65,274

2014
Balance at beginning of fiscal year	6,147	6,147
Goodwill acquired (2)	7,719	7,719
Impairment losses recognized	3,792	3,792
Foreign exchange translation	1,475	1,475
Balance at end of fiscal year	11,549	11,549

Gross amount of goodwill	80,615	80,615
Accumulated impairment losses	69,066	69,066

Notes:

(1)	Goodwill acquired is entirely related to the acquisition of PT. Mizuho Balimor Finance.
(2)	Goodwill acquired is entirely related to the acquisition of Banco Mizuho do Brasil S.A.

Due to the prolonged severe business environment for the former Mizuho Investors Securities Co., Ltd. (“MHIS”) and PT. Mizuho Balimor Finance, it was determined that the carrying amounts of the former MHIS reporting unit and PT. Mizuho Balimor Finance reporting unit exceeded their fair values, and therefore, goodwill impairment losses of ¥5,637 million and ¥3,792 million related to the former MHIS and PT. Mizuho Balimor Finance were recognized during the fiscal years ended March 31, 2012 and 2014, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2013 and 2014.

	2013			2014
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	73,949	19,238	54,711	73,949	24,865	49,084
Other	2,363	2,050	313	2,808	2,152	656

Total	76,312	21,288	55,024	76,757	27,017	49,740

Intangible assets not subject to amortization:
Total	9,450	—	9,450	9,207	—	9,207

Total	85,762	21,288	64,474	85,964	27,017	58,947

Note:	Customer relationships were acquired by the merger of MHSC and Shinko on May 7, 2009. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2012, 2013, and 2014, the MHFG Group recognized ¥5,490 million, ¥5,615 million, and ¥5,709 million, respectively, of amortization expenses for intangible assets.

The table below presents the estimated aggregate amortization expenses for intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2015	5,349
2016	5,058
2017	4,780
2018	4,502
2019	4,264

8. Pledged assets and collateral

The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2013 and 2014:

	2013	2014
	(in billions of yen)
Interest-bearing deposits in other banks	28	38
Trading account assets	13,752	10,271
Available-for-sale securities	15,939	13,353
Loans	8,860	8,796
Other assets	900	677

Total	39,479	33,135

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The associated liabilities collateralized by the above assets at March 31, 2013 and 2014 are summarized below:

	2013	2014
	(in billions of yen)
Deposits	259	878
Call money and funds purchased	1,580	1,708
Payables under repurchase agreements	7,726	6,884
Payables under securities lending transactions	11,092	6,237
Other short-term borrowings	5,626	405
Long-term debt	321	5,632

Total	26,604	21,744

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2013 and 2014, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥10,507 billion and ¥18,084 billion, respectively. Those balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,099 billion and ¥1,184 billion at March 31, 2013 and 2014, respectively.

At March 31, 2013 and 2014, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥15,501 billion and ¥13,817 billion, respectively, of which ¥13,834 billion and ¥12,508 billion, respectively, were sold or repledged. Such collateral was primarily obtained under resale or securities borrowing agreements, and was used generally as collateral under repurchase or securities lending agreements, or to cover short sales.

9. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$97 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2014) or more and the balances of those deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2013 and 2014 are as follows:

	2013	2014
	(in millions of yen)
Domestic offices:
Time deposits	18,302,196	18,351,826
Certificates of deposit	11,393,094	8,117,512

Total	29,695,290	26,469,338

Foreign offices:
Time deposits	8,209,016	9,555,568
Certificates of deposit	3,933,688	4,638,265

Total	12,142,704	14,193,833

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2013 and 2014 was ¥543 billion and ¥597 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2014 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	24,079,640	8,115,532	32,195,172
Due after one year through two years	1,910,790	1,980	1,912,770
Due after two years through three years	1,243,980	—	1,243,980
Due after three years through four years	342,948	—	342,948
Due after four years through five years	412,261	—	412,261
Due after five years	133,735	—	133,735

Total	28,123,354	8,117,512	36,240,866

Foreign offices:
Due in one year or less	9,526,641	4,630,546	14,157,187
Due after one year through two years	20,176	7,719	27,895
Due after two years through three years	9,528	—	9,528
Due after three years through four years	1,102	—	1,102
Due after four years through five years	3,240	—	3,240
Due after five years	392	—	392

Total	9,561,079	4,638,265	14,199,344

Total	37,684,433	12,755,777	50,440,210

10. Due to trust accounts

MHTB and TCSB, which are MHFG’s trust bank subsidiaries, hold assets on behalf of their customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MHFG Group’s proprietary assets and are managed and accounted for separately. However, the cash in individual trust accounts is often placed with MHTB and TCSB for the customers’ short-term investment needs. These amounts which MHTB and TCSB owe to the trust accounts are recorded as Due to trust accounts.

The MHFG Group consolidates certain guaranteed principal money trusts. See Note 25 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

11. Short-term borrowings and long-term debt

Short-term borrowings

Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of Other short-term borrowings at March 31, 2013 and 2014 are as follows:

	2013	2014
	(in millions of yen)
Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1) (2)	252,277	286,968
Short-term notes issued by MHFG and its subsidiaries (1)	477,400	497,100
Borrowings from the Bank of Japan	5,884,304	5,138,003
Other	110,119	101,901

Total	6,724,100	6,023,972

Notes:

(1)	Short-term notes are issued under laws of Japan in the form of dematerialized commercial paper, whose characteristics are economically the same as commercial paper.
(2)	Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs in the above table consist of commercial paper and short-term notes, of which amounts were ¥164,194 million and ¥88,083 million, respectively, at March 31, 2013, and ¥199,500 million and ¥87,468 million, respectively, at March 31, 2014.

Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2013 and 2014 is comprised of the following:

	2013	2014
	(in millions of yen)
Obligations under capital leases	24,406	26,680
Loan participation borrowings	62,332	79,014
Senior borrowings and bonds	4,784,010	5,805,634
Subordinated borrowings and bonds	3,931,475	3,942,613

Total	8,802,223	9,853,941

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2013	2014
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-10.00	Apr. 2014-Mar. 2044	2,741,475	3,557,508
fixed rate denominated in U.S. dollars	0.00-7.49	Apr. 2014-Jul. 2043	520,714	604,281
fixed rate denominated in other currencies	0.02-5.40	Jan. 2015-Mar. 2029	683	25,687
floating rate denominated in Japanese yen	0.00-18.10	Apr. 2014-Mar. 2044	1,065,708	1,063,111
floating rate denominated in U.S. dollars	0.00-15.60	Apr. 2014-Mar. 2028	426,515	532,199
floating rate denominated in other currencies	0.05-0.58	Apr. 2014-Jan. 2015	28,915	22,848

Total			4,784,010	5,805,634

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	1.09-4.74	Apr. 2014-Perpetual	3,393,092	3,249,999
fixed rate denominated in U.S. dollars	4.30-14.91	Apr. 2014-Perpetual	419,383	613,609
floating rate denominated in Japanese yen	0.98-2.61	Jun. 2019-Perpetual	119,000	79,005

Total			3,931,475	3,942,613

Total			8,715,485	9,748,247

Notes:

(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2014.
(2)	Maturity information disclosed is the range of maturities at March 31, 2014.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

The following is a summary of the contractual maturities of long-term debt subsequent to March 31, 2014:

(in millions of yen)
Fiscal year ending March 31:
2015	1,222,317
2016	1,190,985
2017	1,776,546
2018	1,025,441
2019	483,888
2020 and thereafter	4,154,764

Total	9,853,941

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2013 and 2014:

	2013	2014
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	907,671	1,122,247
Collateral provided for derivative transactions	742,307	466,420
Prepaid pension cost	153,414	403,654
Miscellaneous receivables	120,322	315,037
Margins provided for futures contracts	99,844	147,376
Security deposits	102,031	121,675
Loans held for sale	9,820	58,745
Other	466,542	563,841

Total	2,601,951	3,198,995

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,560,345	1,325,455
Guaranteed trust principal	535,720	591,647
Miscellaneous payables	260,665	473,028
Collateral accepted for derivative transactions	503,101	432,820
Factoring amounts owed to customers	375,933	382,189
Margins accepted for futures contracts	199,930	289,381
Unearned income	141,189	141,735
Other	791,243	785,768

Total	4,368,126	4,422,023

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, which the MHFG Group provides guarantees for the repayment of principal. See Note 25 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Preferred stock

The composition of preferred stock at March 31, 2012, 2013 and 2014 is as follows:

2012	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	1,369,512,000	914,752,000	541,073,800	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	541,073,800

2013	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	1,369,512,000	914,752,000	574,087,800	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	574,087,800

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2014	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	602,100,700	1,000	Yes
Thirteenth series class XIII preferred stock	—	36,690,000	—	—	—	—
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	914,752	4,251,442,000	914,752,000	602,100,700

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.
(2)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(4)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

Holders or registered pledgees of preferred stock are entitled to receive annual dividends, and distribution of residual assets of MHFG as set out above at the liquidation value per share, prior to holders of common stock but pari passu among themselves. MHFG may pay up to one-half of the annual dividend payable on each class of preferred stock as an interim dividend. Dividends on preferred stock are not cumulative. Holders of preferred stock are not entitled to vote at a general meeting of shareholders except where the articles of incorporation entitle holders of preferred stock to vote.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2013, MHFG newly authorized class XIV preferred stock, class XV preferred stock and class XVI preferred stock in relation to meet the requirements of Basel III. Under Basel III, in order for preferred stock issued by a bank holding company to be included as its regulatory capital under the capital adequacy requirements, the terms and conditions of the preferred stock are required to include a provision that in the case where the bank holding company is recognized as non-viable, (1) a write-off of the relevant preferred stock or (2) a conversion of the relevant preferred stock into common stock shall be effected (a loss-absorption clause). In respect of class XI preferred stock, class XII preferred stock and class XIII preferred stock, which were authorized for since before the implementation of Basel III in the articles of incorporation of MHFG, it is not possible to include the foregoing loss-absorption clause in the terms and conditions of those preferred stock under the current provisions of the articles of incorporation. Therefore, class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly authorized so that the foregoing loss-absorption clause can be included in the terms and conditions of class XIV preferred stock, class XV preferred stock and class XVI preferred stock by a resolution of the board of directors relating to the issuance of the relevant preferred stock. Besides the foregoing loss-absorption clause, provisions regarding the preferred stock dividends, distribution of residual assets, acquisition clause and rights to request acquisition in respect of class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly established. In addition, each of class XIV preferred stock, class XV preferred stock and class XVI preferred stock was established in multiple series as a separate class of shares in order to enable MHFG to issue those preferred stock in multiple series.

Eleventh series class XI preferred stock is convertible into common stock at the option of the holder. The material terms and conditions of conversion are as follows.

	Conversion period	Conversion ratio (Note)
Eleventh series class XI preferred stock	July 1, 2008 to June 30, 2016	¥1,000/(conversion price), where the conversion price after adjustment is ¥282.90 on or after August 30, 2011; to be reset on July 1, 2014 and 2015 (each, a “Reset Date”) as ¥1,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the Tokyo Stock Exchange (“TSE”) for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price after adjustment effective as of the day before the relevant Reset Date, provided that the conversion price shall not be less than ¥282.90.

Note:	Subject to adjustment, where issuance or disposal by MHFG of common stock for a price below the “current market price”, a stock split, issuance of securities convertible into common stock at a price below the “current market price” at the time of issuance thereof or determination of the conversion price thereof, merger or amalgamation, or a capital decrease or stock consolidation occurs and in certain other circumstances.

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

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

Class of stock	Issued at March 31, 2011	Net change	Issued at March 31, 2012	Net change	Issued at March 31, 2013	Net change	Issued at March 31, 2014
	(number of shares)
Eleventh series class XI preferred stock (Note)	914,752,000	—	914,752,000	—	914,752,000	—	914,752,000
Thirteenth series class XIII preferred stock	36,690,000	—	36,690,000	—	36,690,000	(36,690,000)	—

Total	951,442,000	—	951,442,000	—	951,442,000	(36,690,000)	914,752,000

Class of stock	Aggregate amount at March 31, 2011	Net change	Aggregate amount at March 31, 2012	Net change	Aggregate amount at March 31, 2013	Net change	Aggregate amount at March 31, 2014
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	—	914,752	—	914,752	—	914,752
Thirteenth series class XIII preferred stock	36,690	—	36,690	—	36,690	(36,690)	—

Total	951,442	—	951,442	—	951,442	(36,690)	914,752

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

14. Common stock

On September 1, 2011, MHFG exchanged 824,271,984 shares of its common stock for 30.15 percent of the voting equity interests in MHTB, in order to turn MHTB into MHFG’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥95,828 million and the MHFG Group recognized a decrease of ¥65,494 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥958 million was adjusted to reflect the change in the ownership interest in MHTB through a corresponding increase in additional paid-in capital.

On September 1, 2011, the former MHCB exchanged 951,166,005 shares of MHFG’s common stock for 40.80 percent of the voting equity interests in the former MHSC, in order to turn the former MHSC into the former MHCB’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥110,379 million and the Group recognized increase of ¥38,423 million in additional paid-in capital which reflects the adjustment to the carrying amount of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥2,178 million was adjusted to reflect the change in the ownership interest in the former MHSC through a corresponding decrease in additional paid-in capital.

On September 1, 2011, the former MHBK exchanged 322,928,897 shares of MHFG’s common stock for 46.02 percent of the voting equity interests in the former MHIS, in order to turn the former MHIS into the former MHBK’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥37,497 million and the Group recognized increase of ¥11,599 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥744 million was adjusted to reflect the change in the ownership interest in the former MHIS through a corresponding increase in additional paid-in capital.

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
	(shares)
Balance at beginning of fiscal year	21,782,185,320	24,048,165,727	24,164,864,477
Issuance of new shares of common stock by conversion of Eleventh series class XI preferred stock	151,921,540	116,698,750	99,020,710
Issuance of new shares of common stock by exercise of stock acquisition rights	4,748,000	—	—
Issuance of new shares of common stock for stock exchanges	2,109,310,867	—	—

Balance at end of fiscal year	24,048,165,727	24,164,864,477	24,263,885,187

15. Dividends

The amount available for dividends under the Companies Act is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2014, MHFG’s capital stock, capital surplus and retained earnings were ¥2,254,973 million, ¥1,194,865 million and ¥1,419,866 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches to one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2014 was ¥1,199,215 million, of which ¥1,194,865 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and the Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2014, was ¥1,412,282 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum Common Equity Tier 1 capital ratio of 4.5% (3.5% in 2013 and 4.0% in 2014) for capital adequacy purposes under the rules in Basel III. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

Dividends on preferred stock and common stock during the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

2012	Cash dividends (1)

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	30	12,173
Thirteenth series class XIII preferred stock	45	1,651
Common stock	9	202,684

Total		216,508

2013	Cash dividends

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	7,451
Thirteenth series class XIII preferred stock	30	1,101
Common stock	6	144,170

Total		152,722

2014	Cash dividends

Class of stock	Per share	In aggregate (2)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	6,717
Thirteenth series class XIII preferred stock (3)	15	550
Common stock	6	144,998

Total		152,265

Notes:

(1)	As MHFG commenced distributing an interim dividend from the fiscal year ended March 31, 2012, the amounts for the fiscal year include such interim dividends.
(2)	Dividends paid on treasury stock are excluded.
(3)	On July 11, 2013, MHFG acquired and cancelled all of the shares of the thirteenth series class XIII preferred stock. Consequently, the amount for the fiscal year does not include interim dividends.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Accumulated other comprehensive income (loss)

Changes in each component of AOCI for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	(in millions of yen)
AOCI, balance at beginning of fiscal year	104,972	245,588	777,997
Unrealized net gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year	514,128	628,636	995,124
Unrealized holding gains (losses) during year	87,215	427,913	255,140
Less: reclassification adjustments for losses (gains) included in net income	27,293	(61,425)	(126,992)

Change during year	114,508	366,488	128,148

Balance at end of fiscal year	628,636	995,124	1,123,272
Foreign currency translation adjustments:
Balance at beginning of fiscal year	(165,028)	(169,881)	(82,420)
Foreign currency translation adjustments during year	(6,779)	87,460	75,986
Less: reclassification adjustments for losses (gains) included in net income	1,926	1	—

Change during year	(4,853)	87,461	75,986

Balance at end of fiscal year	(169,881)	(82,420)	(6,434)
Pension liability adjustments:
Balance at beginning of fiscal year	(244,128)	(213,167)	(134,707)
Unrealized gains (losses) during year	14,711	67,795	131,360
Less: reclassification adjustments for losses (gains) included in net income	16,250	10,665	4,386

Change during year	30,961	78,460	135,746

Balance at end of fiscal year	(213,167)	(134,707)	1,039
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	140,616	532,409	339,880

AOCI, balance at end of fiscal year	245,588	777,997	1,117,877

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2014.

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Unrealized net gains (losses) on available-for-sale securities	197,224	(70,228)	126,996	4	126,992	Investment gains (losses)—net
Foreign currency translation adjustments	—	—	—	—	—
Pension liability adjustments	(6,877)	2,442	(4,435)	(49)	(4,386)	Salaries and employee benefits

Total	190,347	(67,786)	122,561	(45)	122,606

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented as “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income attributable to noncontrolling interests in the consolidated statements of income respectively.

17. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The revised guidelines include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar. The revised guidelines have been effective since the end of December 2011.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011 and January 2013), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, the MHFG Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from the Group’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including modification to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% (phased in at 4.5% in 2013 and 5.5% in 2014) and Common Equity Tier 1 capital ratio of 4.5% (phased in at 3.5% in 2013 and 4.0% in 2014), on both a consolidated and non-consolidated basis for banks with international operations, such as MHBK and MHTB, or on a consolidated basis for bank holding companies with international operations, such as MHFG.

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following two tiers: Tier 1 capital; and Tier 2 capital. Tier 1 capital consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital generally consists of common stock, capital surplus, retained earnings, accumulated other comprehensive income and other disclosed reserves and others less any regulatory adjustments. Additional Tier 1 capital generally consists of instruments issued by a bank or its holding company that meet the criteria for inclusion in Additional Tier 1 capital and others less any regulatory adjustments. Tier 2 capital generally consists of instruments issued by a bank or its holding company such as subordinated debt that meet the criteria for inclusion in Tier 2 capital, general reserve for possible losses on loans, equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the standardized approach, and others less any regulatory adjustments.

The minimum requirement for Common Equity Tier 1 capital will be raised in phases from 3.5% of risk-weighted assets in March 2013 to 4.5% when fully effective in March 2015. Thereafter, a capital conservation buffer, to be met with Common Equity Tier 1 capital, is expected to be phased in beginning March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%, although the capital adequacy guidelines related to

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the capital conservation buffer have not yet been published by the Financial Services Agency. Thus the Common Equity Tier 1 capital requirement, including capital conservation buffer, is expected to be 7.0% beginning March 2019. In addition, subject to national discretion by the respective regulatory authorities, a countercyclical buffer ranging from 0% to 2.5%, consisting of Common Equity Tier 1 capital or other fully loss absorbing capital, would also be imposed on banking organizations through an extension of the capital conservation buffer when the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk. The countercyclical buffer for internationally active banks will be a weighted average of the buffers deployed across all the jurisdictions to which it has credit exposures. Moreover, capital instruments that will no longer qualify as Additional Tier 1 capital or Tier 2 capital under Basel III is being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. The MHFG Group’s existing preferred stock and preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2014 being ¥1,666.5 billion) and the Group’s existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2014 being ¥1,349.6 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board announced policy measures to address systemically important financial institutions (“SIFIs”), which were endorsed by the G20 Leaders at the Cannes summit. The policy measures include requirements for globally systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The additional loss absorbency requirements will initially apply to G-SIBs identified in November 2014. The requirements will be phased in starting in January 2016 with full implementation by January 2019. Also in November 2011, the Financial Stability Board identified an initial group of G-SIFIs, namely 29 G-SIBs, including the MHFG Group, using a methodology developed by the Basel Committee on Banking Supervision, and announced that the group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. In November 2012 and November 2013, the list of G-SIBs was updated and it showed the allocation to buckets corresponding to their required level of additional loss absorbency. The Group was included in the lists and was allocated to the bucket that would require 1.0% of additional loss absorbency.

Regulatory adjustments are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of the deductions and prudential filters related to the following:

•	Goodwill and other intangibles

•	Deferred tax assets

•	Deferred gains or losses on derivatives under hedge accounting that relates to the hedging of items that are not fair valued on the balance sheet

•	Shortfall of the stock of provisions to expected losses under the internal ratings-based approach

•	Gain on sale related to securitization transactions

•	Cumulative gains and losses due to changes in own credit risk on fair valued financial liabilities

•	Defined benefit pension fund assets and liabilities

•	Treasury stock

•	Reciprocal cross holdings of capital of banking, financial and insurance entities

•	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Regulatory adjustments will be fully deducted in the calculation of Common Equity Tier 1 capital by March 2018. The regulatory adjustments began at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and will be increased by 20% increments per year through March 2018 when the regulatory adjustments reach 100%. During this transition period, the remainder not deducted from capital will continue to be subject to existing national treatments.

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

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations. Further, the revisions to the Financial Services Agency’s guidelines relating to the third pillar, which reflect the enhanced disclosure requirements under Basel III and became effective on March 31, 2013, require banks to disclose, among other things, the components of their regulatory capital and the main features of their regulatory capital instruments in common templates.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2013 and 2014 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	2013		2014
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required	2,059	3.50	2,411	4.00
Actual	4,804	8.16	5,304	8.79
Tier 1 capital:
Required	2,647	4.50	3,316	5.50
Actual	6,487	11.02	6,845	11.35
Total risk-based capital:
Required	4,706	8.00	4,823	8.00
Actual	8,345	14.18	8,656	14.35
MHBK (Note):
Common Equity Tier 1 capital:
Required	—	—	2,130	4.00
Actual	—	—	5,387	10.11
Tier 1 capital:
Required	—	—	2,928	5.50
Actual	—	—	6,525	12.25
Total risk-based capital:
Required	—	—	4,259	8.00
Actual	—	—	8,180	15.36
MHTB:
Common Equity Tier 1 capital:
Required	91	3.50	103	4.00
Actual	344	13.24	379	14.76
Tier 1 capital:
Required	117	4.50	141	5.50
Actual	344	13.24	379	14.76
Total risk-based capital:
Required	208	8.00	205	8.00
Actual	448	17.21	457	17.80
Non-consolidated:
MHBK (Note):
Common Equity Tier 1 capital:
Required	—	—	2,072	4.00
Actual	—	—	5,260	10.15
Tier 1 capital:
Required	—	—	2,849	5.50
Actual	—	—	6,370	12.29
Total risk-based capital:
Required	—	—	4,144	8.00
Actual	—	—	8,072	15.58
MHTB:
Common Equity Tier 1 capital:
Required	90	3.50	101	4.00
Actual	345	13.45	375	14.76
Tier 1 capital:
Required	115	4.50	139	5.50
Actual	345	13.45	375	14.76
Total risk-based capital:
Required	205	8.00	203	8.00
Actual	446	17.43	451	17.79

Note:	The former MHBK and the former MHCB merged on July 1, 2013 and the former MHCB, the surviving company, changed its trade name to MHBK.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of the former MHCB and the former MHBK as of March 31, 2013 are set forth in the following table:

	March 31, 2013
	Consolidated		Non-consolidated
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
The former MHCB (1):
Common Equity Tier 1 capital:
Required	1,292	3.50	1,143	3.50
Actual	3,195	8.65	2,993	9.16
Tier 1 capital:
Required	1,661	4.50	1,470	4.50
Actual	4,071	11.03	3,980	12.18
Total risk-based capital:
Required	2,953	8.00	2,613	8.00
Actual	5,130	13.89	5,008	15.33
The former MHBK (2) (3):
Common Equity Tier 1 capital:
Required	810	3.50	793	3.50
Actual	2,061	8.90	2,009	8.86
Tier 1 capital:
Required	1,041	4.50	1,020	4.50
Actual	2,344	10.13	2,252	9.93
Total risk-based capital:
Required	1,850	8.00	1,813	8.00
Actual	3,259	14.08	3,163	13.95

Notes:

(1)	The distribution of all of the shares of MHSC to MHFG as a dividend in kind (¥424.4 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.
(2)	The amounts and ratios were calculated in accordance with Basel III and are included for reference purpose only because the former MHBK was subject to Basel II requirements as of March 31, 2013 as a financial institution without overseas operations to which only domestic capital adequacy requirements applied.
(3)	The distribution of all of the shares of MHSC to MHFG as a dividend in kind (¥125.7 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty, and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer.

Management believes, as of March 31, 2014, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business improvement orders

In September 2013, the Financial Services Agency issued a business improvement order to MHBK in connection with the transactions with anti-social elements in relation to a portion of certain joint loans. The business improvement order requires it to carry out promptly the measures to review, improve and reinforce the current structure of compliance and business administration thoroughly.

In December 2013, the Financial Services Agency issued business improvement orders to MHFG and MHBK with regard to the above mentioned transactions. The order to MHFG requires it to implement measures including clarification of where management responsibility lies based on the order and strengthening of its management control system. The order to MHBK requires it to cease new credit transactions under the four-party captive loan scheme for one month from January 20, 2014, as well as to implement the same measures as the order to MHFG.

The MHFG Group has been and will be rigidly implementing its improvement plans in relation to this problem and also work with utmost effort towards further improvement and reinforcement of its internal control systems.

18. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	656,389	875,412	498,484
Less: Net income attributable to preferred shareholders	8,672	8,221	6,745

Net income attributable to common shareholders	647,717	867,191	491,739

Effect of dilutive securities:
Convertible preferred stock	7,571	7,121	6,437

Net income attributable to common shareholders after assumed conversions	655,288	874,312	498,176

	2012	2013	2014
	(thousands of shares)
Shares:
Weighted average common shares outstanding	23,073,544	24,053,282	24,189,670

Effect of dilutive securities:
Convertible preferred stock (Note)	1,384,367	1,291,854	1,164,941
Stock compensation-type stock options	11,628	20,093	16,641

Weighted average common shares after assumed conversions	24,469,539	25,365,229	25,371,252

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2012	2013	2014
	(in yen)
Amounts per common share:
Basic net income per common share	28.07	36.05	20.33

Diluted net income per common share	26.78	34.47	19.64

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

19. Income taxes

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in millions of yen)
Current:
Domestic	22,103	37,101	92,814
Foreign	32,714	10,754	42,919

Total current tax expense	54,817	47,855	135,733

Deferred:
Domestic	(36,777)	(40,021)	94,911
Foreign	(4,162)	(3,810)	(4,536)

Total deferred tax expense	(40,939)	(43,831)	90,375

Total income tax expense	13,878	4,024	226,108

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2012, 2013 and 2014. The detailed amounts recorded directly in Equity are as follows:

	2012	2013	2014
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities:
Unrealized gains (losses)	29,925	235,274	161,269
Less: reclassification adjustments	18,249	(33,988)	(70,228)

Total	48,174	201,286	91,041

Pension liability adjustments:
Unrealized gains (losses)	2,367	34,171	71,646
Less: reclassification adjustments	8,992	5,913	2,442

Total	11,359	40,084	74,088

Total tax effect before allocation to noncontrolling interests	59,533	241,370	165,129

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in millions of yen, except tax rates)
Income before income tax expense (benefit)	662,835	885,180	726,343
Effective statutory tax rate	40.69%	38.01%	38.01%

Income tax calculated at the statutory tax rate	269,708	336,457	276,083
Income not subject to tax	(18,295)	(18,320)	(22,354)
Expenses not deductible for tax purposes	1,469	1,348	1,550
Tax rate differentials of subsidiaries	(4,142)	(10,535)	(1,611)
Change in valuation allowance	(371,271)	(1,352,597)	(50,933)
Change in undistributed earnings of subsidiaries	(7,118)	12,233	932
Change in net operating loss carryforwards resulting from intercompany capital transactions	162	227	235
Expiration of net operating loss carryforwards	33,576	1,026,439	6,313
Effect of enacted change in tax rates	107,011 (1)	—	15,786 (2)
Other	2,778	8,772	107

Income tax expense (benefit)	13,878	4,024	226,108

Notes:

(1)	On November 30, 2011, the National Diet of Japan approved two bills affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate concerning MHFG’s tax returns for the fiscal years ended March 31, 2013 and 2014 has been reduced to 38.01% from the previous rate of 40.69%. Also, the rates for the fiscal year ending March 31, 2015 and for the fiscal years ending March 31, 2016 and thereafter will be 38.01% and 35.64%, respectively. The decrease of the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized in Income tax expense in the fiscal year ended March 31, 2012.
(2)	On March 20, 2014, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate concerning MHFG’s tax returns for the fiscal year ending March 31, 2015 will be reduced to 35.64% from the previous rate of 38.01%. The decrease of the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized in Income tax expense in the fiscal year ended March 31, 2014.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets at March 31, 2013 and 2014 are as follows:

	2013	2014
	(in millions of yen)
Deferred tax assets:
Investments	889,305	724,038
Allowance for loan losses	337,453	266,595
Derivative financial instruments	—	29,002
Trading account assets	—	19,842
Net operating loss carryforwards	450,016	448,926
Other	264,661	204,304

	1,941,435	1,692,707
Valuation allowance	(584,665)	(443,847)

Deferred tax assets, net of valuation allowance	1,356,770	1,248,860

Deferred tax liabilities:
Available-for-sale securities	567,608	659,448
Prepaid pension cost and accrued pension liabilities	39,937	132,738
Undistributed earnings of subsidiaries	11,040	11,972
Premises and equipment	12,304	11,263
Derivative financial instruments	35,391	—
Trading account assets	11,101	—
Other	51,913	61,500

Deferred tax liabilities	729,294	876,921

Net deferred tax assets	627,476	371,939

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies available in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets would be deductible, management believed it was more likely than not that the MHFG Group would realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2013 and 2014.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2014, the MHFG Group had net operating loss carryforwards totaling ¥1,414 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2015	—
2016	—
2017	—
2018	865
2019	8
2020 and thereafter	541

Total	1,414

Included in net operating loss carryforwards in the above table are MHFG’s carryforwards of ¥868 billion resulting mainly from intercompany capital transactions. The tax effect of these carryforwards is offset by a full valuation allowance.

The total amount of unrecognized tax benefits including ¥802 million, ¥563 million and ¥699 million of interest and penalties was ¥2,160 million, ¥1,454 million and ¥1,691 million at March 31, 2012, 2013 and 2014, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	1,829	2,160	1,454

Gross amount of increases (decreases) related to positions taken during prior years	362	(471)	(6)
Gross amount of increases related to positions taken during the current year	244	29	100
Amount of decreases related to settlements	(227)	(559)	—
Foreign exchange translation	(48)	295	143

Total unrecognized tax benefits at end of fiscal year	2,160	1,454	1,691

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2006, 2002 and 2002, respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

20. Pension and other employee benefit plans

Severance indemnities and pension plans

MHFG and certain subsidiaries sponsor and offer their employees other than directors and corporate auditors, contributory and non-contributory defined benefit plans. Under these plans, employees are provided with lump-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sum cash payments upon leaving the company. The amount of benefits under each plan is principally determined based on the position, the length of service and the reason for retirement. When employees meet certain conditions including the length of service, they may opt to receive annuity payments instead of lump-sum payments at retirement. MHFG and certain subsidiaries also offer special termination benefits to former employees whose contributions during their careers were deemed meritorious and to those with particular circumstances.

Certain foreign offices and subsidiaries have defined contribution plans and/or defined benefit plans, of which disclosures are combined with those for domestic benefit plans, as they are not significant.

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥2,129 million, ¥1,968 million and ¥2,487 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2012, 2013 and 2014 includes the following components:

	2012	2013	2014
	(in millions of yen)
Service cost-benefits earned during the fiscal year	27,734	30,422	33,429
Interest costs on projected benefit obligation	24,267	23,186	20,341
Expected return on plan assets	(28,234)	(32,237)	(37,047)
Amortization of prior service benefit	(318)	(319)	(195)
Amortization of net actuarial loss (gain)	25,595	16,936	7,039
Special termination benefits (Note)	14,115	5,454	5,429

Net periodic benefit cost	63,159	43,442	28,996

Note:	The amount for the fiscal year ended March 31, 2012 includes special termination benefits of ¥9,828 million pertaining to MHSC’s voluntary retirement scheme.

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2013 and 2014 were summarized as follows:

	2013	2014
	(in millions of yen)
Net actuarial gain (loss)	103,683	204,506
Amortization of net actuarial loss (gain)	16,936	7,039
Prior service benefit (cost)	(1,782)	—
Amortization of prior service benefit	(319)	(195)

Total recognized in other comprehensive income (loss) before-tax	118,518	211,350

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2014, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service benefit and actuarial loss over the next fiscal year, are estimated to be ¥195 million and ¥137 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2012	2013	2014
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	1.73%	1.44%	0.96%
Rates of increase in future compensation levels	2.33-6.46%	2.31-6.57%	2.00-4.80%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	1.83%	1.73%	1.44%
Rates of increase in future compensation levels	2.28-6.15%	2.33-6.46%	2.31-6.57%
Expected rates of return on plan assets	2.27%	2.40%	2.42%

In estimating the discount rates, the MHFG Group uses interest rates on high-quality fixed-income government and corporate bonds that received a rating of AA(Aa) or higher from rating agencies. The durations of such bonds closely match those of the benefit obligations. During the fiscal year ended March 31, 2014, the Group has changed the calculation method of the discount rates and has revised the benefit formula for some major plans to refine the estimate of benefit obligations. As a result of these refinements, total benefit obligations of the Group, at March 31, 2014, decreased by ¥110,744 million. Assumed discount rates are reevaluated at each measurement date. The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2013 and 2014 for the plans of MHFG and its subsidiaries:

	2013	2014
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,343,714	1,399,123
Service cost	30,422	33,429
Interest cost	23,186	20,341
Plan participants’ contributions	1,184	1,181
Amendments	1,782	—
Actuarial loss (gain)	63,140	(70,214)
Foreign exchange translation	2,209	4,854
Benefits paid	(49,593)	(49,905)
Lump-sum payments	(16,921)	(18,119)

Benefit obligation at end of fiscal year	1,399,123	1,320,690

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,323,163	1,527,744
Actual return (negative return) on plan assets	199,341	171,970
Foreign exchange translation	1,783	4,128
Employer contributions	51,866	50,936
Plan participants’ contributions	1,184	1,181
Benefits paid	(49,593)	(49,905)

Fair value of plan assets at end of fiscal year	1,527,744	1,706,054

Funded status	128,621	385,364

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	153,414	403,654
Accrued pension liability	(24,793)	(18,290)

Net amount recognized	128,621	385,364

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefit (cost)	(440)	(635)
Net actuarial gain (loss)	(236,359)	(24,814)

Net amount recognized	(236,799)	(25,449)

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,364,786 million and ¥1,319,771 million, respectively, as of March 31, 2013 and 2014. The defined benefit plans generally employ a multi-variable and non-linear formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2013 and 2014:

	2013	2014
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	95,789	40,509
Fair value of plan assets	70,690	21,898
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	91,210	39,590
Fair value of plan assets	70,690	21,898

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

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

Certain subsidiaries of MHFG established employee retirement benefit trusts and transferred their assets to the trusts as plan assets. These assets are separated from the employer’s proprietary assets for the payment to the plan beneficiaries. The assets held in these trusts are primarily Japanese equity securities and have been entrusted directly to qualified trustees including trust banks.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets excluding those of the employee retirement benefit trusts at March 31, 2014 is as follows:

Asset category	Asset ratio
Japanese equity securities	5.00%
Japanese debt securities	44.00%
Foreign equity securities	26.00%
Foreign debt securities	10.00%
General account of life insurance companies	14.00%
Other	1.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest rate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2013 and 2014, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 28 “Fair value”.

	2013						2014
	Level 1		Level 2		Level 3	Total	Level 1		Level 2		Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	716		—		—	716	782		—		—	782
Pooled funds (2)	—		86		—	86	5		51		—	56
Japanese debt securities:
Government bonds	179		—		—	179	229		—		—	229
Pooled funds (2)	—		46		—	46	—		68		—	68
Other	—		7		—	7	—		24		—	24
Foreign equity securities:
Common stocks	54		2		—	56	96		3		—	99
Pooled funds (2)	—		92		—	92	15		139		—	154
Foreign debt securities:
Government bonds	71		4		—	75	63		6		—	69
Pooled funds (2)	—		46		—	46	—		9		—	9
Other	—		23		—	23	—		15		—	15
General account of life insurance companies (3)	—		111		—	111	—		111		—	111
Hedge funds	—		—		1	1	—		—		2	2
Other	92	(4)	(2	)(5)	—	90	91	(4)	(3	) (5)	—	88

Total assets at fair value	1,112		415		1	1,528	1,281		423		2	1,706

Notes:

(1)	This class includes equity securities held in the employee retirement benefit trusts of ¥681 billion and ¥782 billion at March 31, 2013 and 2014, respectively, which are well-diversified across industries.
(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at their net asset values per share and can be redeemable within a short-term period upon request.
(3)	Investments in this class are measured at conversion value.
(4)	Amounts primarily include cash and short-term assets carried at fair value.
(5)	Amounts primarily include foreign exchange contracts carried at fair value.

Amounts of actual returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2013 and 2014 were not significant.

Contributions

A contribution of approximately ¥49 billion is expected to be paid to the pension plans in the fiscal year ending March 31, 2015, based on the current funded status and expected asset return assumptions.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2015	65,570
2016	68,183
2017	70,083
2018	71,558
2019	72,543
2020-2024	355,295

21. Stock-based compensation

Concurrently with the abolishment of, and as an alternative to the retirement allowances program for directors and executive officers of MHFG, the former MHBK, the former MHCB, and MHTB, the MHFG Group introduced stock compensation-type stock options, in the form of stock acquisition rights, for directors (excluding the outside directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”) in June 2008. The Group also introduced similar stock compensation-type stock options for MHSC’s Directors in June 2009. The Group maintained three types of stock-based compensation plans for Directors of MHFG, the former MHBK and the former MHCB (“MHFG Stock Plan”), for those of MHTB, and for those of MHSC. These three plans were integrated into MHFG Stock Plan during the fiscal year ended March 31, 2012, as MHTB and MHSC became MHFG’s wholly-owned subsidiaries and the stocks of these entities were delisted.

MHFG Stock Plan

In this plan, 1,000 shares of MHFG common stock shall be issued or transferred upon exercise of each of the stock acquisition rights. The amount to be paid upon exercise shall be 1 yen per share. The contractual term of the stock acquisition rights is 20 years. A holder may exercise the stock acquisition rights only after the date on which such holder loses the status as a Director of MHFG, MHBK, MHTB or MHSC.

The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2014:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	23,863,000	1
Granted during fiscal year	7,932,000	1
Exercised during fiscal year	9,252,000	1

Outstanding at end of fiscal year	22,543,000	1	18.47	4,576

Exercisable at end of fiscal year	630,000	1	16.31	128

There were no non-vested stock options remaining as of March 31, 2014.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the assumptions used in the Black-Scholes option pricing model to estimate the fair value of stock acquisition rights on the date of grant. The risk-free interest rate is based on the Japanese government bonds yield curve for the expected remaining term in effect at the date of grant. The expected volatility is based on the historical trading data of MHFG common stock. The expected remaining term is based on the average service period of Directors of MHFG, MHBK, MHTB and MHSC, which represents the period of time that stock acquisition rights granted are expected to be outstanding. The expected dividend yield is based on the dividend rate of MHFG common stock at the date of grant.

	For the stock acquisition rights granted during the fiscal years ended March 31,
	2013	2014
Risk-free interest rate	0.10%	0.08%
Expected volatility	29.30%	28.16%
Expected remaining term (in years)	2.42	2.46
Expected dividend yield	4.69%	3.11%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2012, 2013 and 2014 was ¥91,840, ¥113,250 and ¥192,610, respectively.

The compensation cost related to this plan recognized in income was ¥788 million, ¥1,333 million and ¥1,527 million during the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

22. Derivative financial instruments

The MHFG Group enter into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2013 and 2014. The fair values of derivatives are presented on a gross basis and not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2013	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	854,698	—	10,350	—	10,018
Foreign exchange contracts	118,708	—	3,099	10	2,973
Equity-related contracts	3,419	—	182	—	177
Credit-related contracts	5,266	—	59	—	44
Other contracts	522	—	38	—	27

Total	982,613	—	13,728	10	13,239

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2014	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	971,939	—	8,064	—	7,895
Foreign exchange contracts	119,864	—	2,354	2	2,349
Equity-related contracts	2,979	1	196	—	178
Credit-related contracts	4,662	—	49	—	34
Other contracts	463	—	23	—	17

Total	1,099,907	1	10,686	2	10,473

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥742 billion and ¥503 billion at March 31, 2013, and ¥466 billion and ¥433 billion at March 31, 2014, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hedges

The MHFG Group primarily uses option and forward contracts to modify exposure to changes in fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value and differences between the spot and the forward prices from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2012, 2013 and 2014:

	Gains (losses) recorded in income
2012	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(214)	150	—	(64)
Equity-related contracts	(285)	278	—	(7)

Total	(499)	428	—	(71)

	Gains (losses) recorded in income
2013	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	44	(81)	—	(37)
Equity-related contracts	352	(394)	—	(42)

Total	396	(475)	—	(79)

	Gains (losses) recorded in income
2014	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	801	(1,112)	—	(311)

Total	801	(1,112)	—	(311)

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

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2012, 2013 and 2014:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2012		2013		2014
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	8,024	1,666	(65,851)	(2,908)	(102,150)	(7,316)

Total	8,024	1,666	(65,851)	(2,908)	(102,150)	(7,316)

Note:	Related to the effective portion of net investment hedges, Accumulated other comprehensive income of ¥1,893 million and ¥13,858 million were reclassified to earnings for the fiscal years ended March 31, 2012 and 2013 respectively. No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income (loss) to earnings for the fiscal year ended March 31, 2014.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, RMBS, CMBS, CLO and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2012, 2013 and 2014:

	Gains (losses) recorded in income
	2012	2013	2014
	(in millions of yen)
Interest rate contracts (1)	261,632	219,422	(79,562)
Foreign exchange contracts	(146,258)	(91,300)	(13,167)
Equity-related contracts (1)	(7,143)	(59,421)	(41,296)
Credit-related contracts (2)	(5,575)	(6,877)	(7,761)
Other contracts	283	(2,378)	(6,857)

Total	102,939	59,446	(148,643)

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)	Amounts include the net loss of ¥3,391 million, ¥6,703 million and ¥8,660 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

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

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2013 and 2014:

	2013		2014
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,810	1	1,723	21
Non-investment grade	652	1	479	3

Total	2,462	2	2,202	24

Credit protection purchased	2,870	13	2,548	(9)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2013 and 2014:

	Maximum payout/Notional amount
	2013	2014
	(in billions of yen)
One year or less	620	325
After one year through five years	1,720	1,791
After five years	122	86

Total	2,462	2,202

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in net liability positions on March 31, 2013 and 2014 was ¥1,022 billion and ¥687 billion, respectively. As the Group has provided ¥1,029 billion and ¥614 billion as collateral to the counterparties in the normal course of its business on March 31, 2013 and 2014, respectively, if the contingent features described above were triggered on March 31, 2013 and 2014, there was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2013, while the amount required to be posted as collateral or settled immediately would be ¥73 billion on March 31, 2014.

23. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The types of guarantees under ASC 460, “Guarantees” (“ASC 460”) provided by the MHFG Group are described below.

Performance guarantees

Performance guarantees are issued to guarantee customers’ performance under contractual arrangements such as a tender bid on a construction project or the completion of a construction project.

Guarantees on loans

Guarantees on loans include obligations to guarantee the customers’ borrowing contracts. The MHFG Group is required to make payments to the guaranteed parties in the event that customers fail to fulfill obligations under the contracts.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees on securities

Guarantees on securities include obligations to guarantee securities, such as bonds issued by customers.

Other guarantees

Other guarantees include obligations to guarantee customers’ payments, such as tax payments.

Guarantees for the repayment of trust principal

The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to provide compensation for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off impaired loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. The MHFG Group consolidates certain guaranteed principal money trusts. See Note 25 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust. The contract amounts of guarantees for repayment of unconsolidated trust principal are presented in the tables below.

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

The amounts of such liabilities in the trust accounts, excluding those with the special covenant of limited liability, are presented in the tables below. Liabilities of trust accounts principally include obligations to return collateral under security lending transactions and other transactions.

Derivative financial instruments

Certain written options and credit default swaps are deemed guarantees pursuant to the definition of guarantees in ASC 460 if these contracts require the MHFG Group to make payments to counterparties based on changes in an

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

underlying instrument or index that is related to an asset, a liability, or an equity security of the counterparties. The MHFG Group’s payments could involve a gross settlement or a net settlement. Because it is difficult in practice to determine whether the counterparty has the asset, the liability or the equity security relating to the underlying, the MHFG Group has decided to include all credit default swaps and written options, excluding written options outside the scope of ASC 460, in the guarantee disclosures.

Carrying amount

The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value on the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2013 and 2014 was ¥512 billion and ¥ 422 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥493 billion and ¥404 billion at March 31, 2013 and 2014, respectively.

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2013 and 2014. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

The MHFG Group, when necessary, requires collateral such as cash, investment securities and real estate or third-party guarantees depending on the amount of credit risk involved, and employs means such as sub-participation to reduce the credit risk associated with guarantees. The maximum exposure or notional amount below does not represent the expected losses from the execution of the guarantees.

2013	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,750	935	619	196
Guarantees on loans	452	159	51	242
Guarantees on securities	146	19	127	—
Other guarantees	1,068	826	217	25
Guarantees for the repayment of trust principal	171	—	133	38
Liabilities of trust accounts	8,606	8,428	72	106
Derivative financial instruments	23,582	10,185	11,837	1,560

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2014	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,985	1,125	708	152
Guarantees on loans	399	173	21	205
Guarantees on securities	170	42	128	—
Other guarantees	1,249	991	220	38
Guarantees for the repayment of trust principal	158	—	125	33
Liabilities of trust accounts	11,158	10,962	78	118
Derivative financial instruments	21,422	8,643	11,391	1,388

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2013 and 2014:

	2013	2014
	(in billions of yen)
Investment grade	2,387	2,673
Non-investment grade	1,029	1,130

Total	3,416	3,803

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in external rating scale.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2013 and 2014:

	2013	2014
	(in billions of yen)
Commitments to extend credit (Note)	59,101	59,402
Commercial letters of credit	608	611

Total	59,709	60,013

Note: Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

The amounts of an allowance for losses on off-balance-sheet instruments at March 31, 2013 and 2014 were ¥102 billion and ¥121 billion, respectively.

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. The lease periods for these leases range from less than 1 year to around 30 years. These leases include cancellation clauses with penalties of a maximum of approximately 5 years-worth of rentals and/or periodic adjustment clauses of rentals. Future minimum lease payments for capitalized leases and future minimum rental payments for operating leases at March 31, 2014 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2015	6,479	48,233
2016	5,929	40,195
2017	5,186	35,584
2018	4,547	31,556
2019	3,820	29,237
2020 and thereafter	2,068	74,596

Total minimum lease/rental payments	28,029	259,401

Amount representing interest	1,349

Present value of minimum lease payments	26,680

Total rental expense for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥101,003 million, ¥98,459 million and ¥95,941 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years for total rental payments for these periods of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009, 2011, 2012

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2014, and the total rental payments for these periods increased to ¥282,832 million, consequently. The MHFG Group accounted for the transactions as operating leases. The future minimum rental payments under the terms of the related lease agreements were ¥29,879 million, ¥15,907 million and ¥69,556 million at March 31, 2012, 2013 and 2014, respectively.

During the fiscal year ended March 31, 2014, MHFG began to lease its head office from a third party and accounted for the lease arrangement as operating lease.

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

24. Noncontrolling interests in consolidated subsidiaries

Noncontrolling interests represent the equity of the remaining outstanding voting stock of subsidiaries not owned by the MHFG Group. The changes in the noncontrolling interests in fiscal years ended March 31, 2012, 2013 and 2014 consisted of noncontrolling interests in the net income or loss of subsidiaries, noncontrolling interests in changes in other comprehensive income of subsidiaries and changes in the ownership percentage of the Group in respect of certain subsidiaries.

During the fiscal year ended March 31, 2012, the MHFG Group exchanged certain MHFG’s common stock for 30.15, 40.80 and 46.02 percent of the voting equity interests in MHTB, the former MHSC and the former MHIS, respectively, in order for those subsidiaries to become MHFG’s wholly-owned subsidiaries. See Note 14 “Common stock” for further details of these transactions. Subsequently, the Group transferred 5.34 percent of the voting equity interests in the former MHSC to The Norinchukin Bank.

25. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group determines that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2013 and 2014:

	Consolidated VIEs	Significant unconsolidated VIEs
2013	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,212	—	—
Asset-backed securitizations	385	463	37
Investments in securitization products	—	530	206
Investment funds	1,175	2,770	302
Trust arrangements and other	39	—	—

Total	3,811	3,763	545

	Consolidated VIEs	Significant unconsolidated VIEs
2014	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,403	—	—
Asset-backed securitizations	423	385	39
Investments in securitization products	181	531	200
Investment funds	1,508	2,935	387
Trust arrangements and other	38	—	—

Total	4,553	3,851	626

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant unconsolidated VIEs, as of March 31, 2013 and 2014:

Assets on balance sheets related to unconsolidated VIEs:	2013	2014
	(in billions of yen)
Trading account assets	46	29
Investments	206	222
Loans	308	316

Total	560	567

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2013	2014
	(in billions of yen)
Payables under securities lending transactions	14	4

Total	14	4

Maximum exposure to loss	545	626

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities with the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates this type of VIEs.

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

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for, holds retained subordinated beneficial interests in, and retains credit exposure in the form of guarantees in the mortgage loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through the retained interests and the involvement as a guarantor above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in those VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets to be held in the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate VIEs, the Group consolidates such VIEs.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group that have all the attributes of an investment company (or similar entity) qualify for the deferral from certain requirements of ASC 810 that originated from SFAS No.167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). Therefore, for these vehicles, the Group determines whether it is the primary beneficiary by evaluating whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests (Refer to Note 10 “Due to trust accounts”). See Note 23 “Commitments and contingencies” for the balances of guaranteed trust principal unconsolidated at March 31, 2013 and 2014.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has determined that, in certain trust arrangements that have all the attributes of an investment company (or similar entity), certain requirements of ASC 810 that originated from SFAS No.167 are deferred. Therefore, for these trust arrangements, the Group determines whether it is the primary beneficiary by evaluating whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and sometimes may act as an interest rate swap counterparty, the Group determines that, in this type of VIEs, it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

Securitization

The MHFG Group has had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales.

There are certain transactions where transfers of financial assets do not qualify for sale treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥174 billion and ¥62 billion as of March 31, 2013, and ¥181 billion and ¥79 billion as of March 31, 2014, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

26. Fees and commissions income

Details of Fees and commissions income for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	(in millions of yen)
Securities-related business	116,567	132,787	170,311
Deposits, debentures and lending business	97,509	113,989	114,073
Remittance business	105,015	104,574	108,534
Trust fees	45,990	45,621	48,914
Fees for other customer services	210,332	215,837	233,931

Total	575,413	612,808	675,763

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Trading account gains and losses

The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option is elected in accordance with ASC 825, “Financial Instruments” (“ASC 825”). Net trading gains (losses) for the fiscal years ended March 31, 2012, 2013 and 2014 are comprised of the following:

	2012	2013	2014
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	227,056	468,029	80,606
Derivative contracts:
Interest rate contracts (1)	261,568	219,385	(79,562)
Foreign exchange contracts	(146,258)	(91,300)	(13,167)
Equity-related contracts (1)	(7,150)	(59,462)	(41,607)
Credit-related contracts (2)	(2,184)	(174)	899
Other contracts	283	(2,378)	(6,856)

Total	333,315	534,100	(59,687)
Foreign exchange gains (losses)—net (3)	98,054	20,514	25,631

Net trading gains (losses)	431,369	554,614	(34,056)

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is included in the above table.
(2)	Amounts do not include the net loss of ¥3,391 million, ¥6,703 million and ¥8,660 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2012, 2013 and 2014, respectively. The net loss is recorded in Other noninterest expenses.
(3)	Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments, such as translation gains and losses related to foreign currency-denominated available-for-sale securities for which the fair value option is elected in accordance with ASC 825.

28. Fair value

Fair value measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established clear valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established well-documented procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. The price verification through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2014, there were no significant changes made to the Group’s valuation techniques and related inputs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of foreign currency denominated securitization products such as RMBS, CMBS, and ABS are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Exchange-Traded Funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. In contrast, private equity funds and real estate funds measured at the NAV per share are generally classified in Level 3, since the Group does not have the ability to redeem its investment with the investees at the NAV per share, and it cannot redeem its investment with the investees at the NAV per share at the measurement date or within the near term.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary with the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and controls. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Other investments, except investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Subsequently, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values are determined by incorporating the fair values of embedded derivatives that are primarily derived by using the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2013 and 2014, including those for which the MHFG Group has elected the fair value option, are summarized below:

2013	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	4,651	49	—	4,700
Japanese local government bonds	—	125	—	125
U.S. Treasury bonds and federal agency securities	5,777	306	—	6,083
Other foreign government bonds	2,235	194	—	2,429
Agency mortgage-backed securities	2,055	596	—	2,651
Residential mortgage-backed securities	—	—	100	100
Commercial mortgage-backed securities	—	3	91	94
Certificates of deposit and commercial paper	—	1,318	—	1,318
Corporate bonds and other	50	1,176	417	1,643
Equity securities	622	503	71	1,196
Derivatives:
Interest rate contracts	7	10,319	24	10,350
Foreign exchange contracts	5	3,066	28	3,099
Equity-related contracts	45	114	23	182
Credit-related contracts	—	30	29	59
Other contracts	—	18	20	38
Available-for-sale securities:
Japanese government bonds	29,198	1,585	—	30,783
Japanese local government bonds	—	244	—	244
U.S. Treasury bonds and federal agency securities	178	—	—	178
Other foreign government bonds	334	264	—	598
Agency mortgage-backed securities	144	862	—	1,006
Residential mortgage-backed securities	—	150	292	442
Commercial mortgage-backed securities	—	—	250	250
Japanese corporate bonds and other debt securities	—	2,000	215	2,215
Foreign corporate bonds and other debt securities	12	345	202	559
Equity securities (marketable)	2,975	164	—	3,139
Other investments	1	—	75	76

Total assets measured at fair value on a recurring basis (2)	48,289	23,431	1,837	73,557

Liabilities:
Trading securities sold, not yet purchased	3,338	182	—	3,520
Derivatives:
Interest rate contracts	8	9,997	13	10,018
Foreign exchange contracts	4	2,968	11	2,983
Equity-related contracts	51	110	16	177
Credit-related contracts	—	35	9	44
Other contracts	—	8	19	27
Long-term debt (3)	—	171	381	552

Total liabilities measured at fair value on a recurring basis	3,401	13,471	449	17,321

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2014	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	3,360	50	—	3,410
Japanese local government bonds	—	74	—	74
U.S. Treasury bonds and federal agency securities	3,541	486	—	4,027
Other foreign government bonds	2,567	274	—	2,841
Agency mortgage-backed securities	1,390	364	—	1,754
Residential mortgage-backed securities	—	—	78	78
Commercial mortgage-backed securities	—	2	91	93
Certificates of deposit and commercial paper	—	969	—	969
Corporate bonds and other	38	1,671	413	2,122
Equity securities	714	579	60	1,353
Derivatives:
Interest rate contracts	43	7,997	24	8,064
Foreign exchange contracts	6	2,331	17	2,354
Equity-related contracts	60	124	13	197
Credit-related contracts	—	28	21	49
Other contracts	1	18	4	23
Available-for-sale securities:
Japanese government bonds	20,912	1,144	—	22,056
Japanese local government bonds	—	245	—	245
U.S. Treasury bonds and federal agency securities	154	—	—	154
Other foreign government bonds	280	441	—	721
Agency mortgage-backed securities	105	856	—	961
Residential mortgage-backed securities	—	112	220	332
Commercial mortgage-backed securities	—	—	161	161
Japanese corporate bonds and other debt securities	—	1,858	170	2,028
Foreign corporate bonds and other debt securities	1	427	141	569
Equity securities (marketable)	3,348	74	—	3,422
Other investments	2	—	69	71

Total assets measured at fair value on a recurring basis (2)	36,522	20,124	1,482	58,128

Liabilities:
Trading securities sold, not yet purchased	3,862	488	—	4,350
Derivatives:
Interest rate contracts	42	7,846	7	7,895
Foreign exchange contracts	5	2,340	6	2,351
Equity-related contracts	58	108	12	178
Credit-related contracts	—	30	4	34
Other contracts	1	12	4	17
Long-term debt (3)	—	157	501	658

Total liabilities measured at fair value on a recurring basis	3,968	10,981	534	15,483

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	Amounts include the investments measured at the NAV per share at March 31, 2013 and 2014, of ¥715 billion and ¥649 billion, respectively, of which ¥667 billion and ¥612 billion, respectively, are classified in Level 2, and ¥48 billion and ¥37 billion, respectively, are classified in Level 3. The amounts of unfunded commitments related to these investments at March 31, 2013 and 2014 were ¥24 billion and ¥23 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2013 and 2014:

2013	April 1, 2012	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2013	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage- backed securities	159	17	(2)	—		—	—	2	(7)	—	(71)	100	6
Commercial mortgage- backed securities	26	1	(2)	—		—	—	72	(1)	—	(7)	91	—
Corporate bonds and other	355	72	(2)	—		14	(8)	609	(544)	—	(81)	417	42
Equity securities	82	4	(2)	—		3	(3)	10	(25)	—	—	71	(1)
Derivatives, net (1):
Interest rate contracts	(10)	16	(2)	—		—	—	—	—	—	5	11	16
Foreign exchange contracts	37	(18	)(2)	—		—	(8)	—	—	—	6	17	(21)
Equity-related contracts	22	(10	)(2)	—		—	—	—	—	—	(5)	7	(10)
Credit-related contracts	23	(6	)(2)	—		(1)	1	—	—	—	3	20	(5)
Other contracts	15	—	(2)	—		—	(14)	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage- backed securities	348	—	(3)	6	(4)	—	—	29	(1)	—	(90)	292	—
Commercial mortgage- backed securities	330	2	(3)	12	(4)	—	—	31	(16)	—	(109)	250	(5)
Japanese corporate bonds and other debt securities	226	—	(3)	1	(4)	—	—	95	—	—	(107)	215	—
Foreign corporate bonds and other debt securities	236	4	(3)	6	(4)	—	—	28	(4)	—	(68)	202	—
Other investments	189	12	(3)	—		—	—	6	(49)	—	(83)	75	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	(1)	(41)	42	—	—	—	—
Long-term debt	460	(26	)(5)	—		4	(175)	—	—	142	(76)	381	(24)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2014	April 1, 2013	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2014	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	100	10	(2)	—		—	—	—	(4)	—	(28)	78	7
Commercial mortgage-backed securities	91	5	(2)	—		—	—	—	—	—	(5)	91	4
Corporate bonds and other	417	55	(2)	—		4	(12)	503	(442)	—	(112)	413	35
Equity securities	71	6	(2)	—		—	—	8	(24)	—	(1)	60	—
Derivatives, net (1):
Interest rate contracts	11	6	(2)	—		(1)	—	—	—	—	1	17	11
Foreign exchange contracts	17	(3	)(2)	—		—	—	—	—	—	(3)	11	5
Equity-related contracts	7	(6	)(2)	—		—	—	—	—	—	—	1	(7)
Credit-related contracts	20	(6	)(2)	—		—	1	—	—	—	2	17	(6)
Other contracts	1	—	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage-backed securities	292	(1	)(3)	5	(4)	—	—	5	(9)	—	(72)	220	—
Commercial mortgage-backed securities	250	5	(3)	(2	)(4)	—	—	36	(18)	—	(110)	161	(1)
Japanese corporate bonds and other debt securities	215	—	(3)	—	(4)	—	(30)	60	(1)	—	(74)	170	—
Foreign corporate bonds and other debt securities	202	8	(3)	(1	)(4)	7	—	—	—	—	(75)	141	—
Other investments	75	(2	)(3)	—		—	(2)	7	(2)	—	(7)	69	(2)

Liabilities:
Long-term debt	381	4	(5)	—		1	(1)	—	—	197	(73)	501	5

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Accumulated other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at March 31, 2013 and 2014.

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the fiscal year ended March 31, 2013, ¥37 billion of Trading securities were transferred from Level 1 to Level 2. Transfers of Trading securities were primarily due to certain Japanese government bonds and foreign corporate bonds which were traded with less frequency.

During the fiscal year ended March 31, 2013, ¥17 billion of Trading securities and ¥1 billion of net Derivative liabilities were transferred into Level 3. Transfers of Trading securities were primarily due to decreased liquidity for certain foreign corporate bonds and equity securities. Transfers of net Derivative liabilities were primarily

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

due to decreased price observability for certain credit derivatives. During the fiscal year ended March 31, 2013, ¥11 billion of Trading securities, ¥1 billion of Trading securities sold, not yet purchased and ¥21 billion of net Derivative assets were transferred out of Level 3. Transfers of Trading securities and Trading securities sold, not yet purchased were primarily due to increased liquidity for certain Japanese and foreign corporate bonds and equity securities. Transfers of net Derivative assets were primarily due to increased price observability for certain commodity derivatives and foreign exchange derivatives. During the fiscal year ended March 31, 2013, ¥4 billion of transfers into Level 3 and ¥175 billion of transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

During the fiscal year ended March 31, 2014, the transfers into Level 3 included ¥4 billion of Trading securities, ¥1 billion of net Derivative liabilities, ¥7 billion of Available-for-sale securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain foreign corporate bonds. Transfers into Level 3 for net Derivative liabilities were primarily due to decreased price observability for certain interest rate derivatives. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the fiscal year ended March 31, 2014, the transfers out of Level 3 included ¥12 billion of Trading securities, ¥1 billion of net Derivative liabilities, ¥30 billion of Available-for-sale securities, ¥2 billion of Other investments and ¥1 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased liquidity for certain foreign corporate bonds. Transfers out of Level 3 for net Derivative liabilities were primarily due to increased price observability for certain credit derivatives. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Japanese corporate bonds and other debt securities. Transfers out of Level 3 for Other investments were caused by a new listing of certain non-marketable equity securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2013 and 2014:

2013

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	392	Discounted cash flow	Prepayment rate	0%–24%
		Price-based	Default rate	0%–5%
			Recovery rate	70%–100%
			Discount margin	7bps–2,616bps

Commercial mortgage-backed securities	341	Discounted cash flow	Discount margin	9bps–3,929bps
Price-based

Corporate bonds and other debt securities	834	Discounted cash flow	Prepayment rate (1)	0%–43%
		Price-based	Default rate (1)	0%–8%
			Recovery rate (1)	15%–85%
			Discount margin (1)	0bps–4,918bps

			Discount margin (2)	0bps–1,232bps

Derivatives, net:
Interest rate contracts	11	Internal valuation model (3)	IR – IR correlation	42%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	17	Internal valuation model (3)	FX – IR correlation	36%–55%
			FX – FX correlation	55%–55%
			FX volatility	16%–26%
			Default rate (4)	0%–63%

Equity-related contracts	7	Internal valuation model(3)	Equity – IR correlation	0%–60%
			Equity – FX correlation	0%–70%
			Equity volatility	14%–48%

Credit-related contracts (5)	20	Internal valuation model (3)	Default rate	0%–67%
			Credit correlation	2%–100%

Long-term debt	381	Internal valuation model (3)	IR – IR correlation	42%–100%
			FX – IR correlation	36%–55%
			FX – FX correlation	55%–55%
			Equity – IR correlation	0%–60%
			Equity volatility	18%–48%
			Default rate	0%–10%
			Credit correlation	2%–100%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2014

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	298	Discounted cash flow	Prepayment rate	1%–24%
		Price-based	Default rate	0%–4%
			Recovery rate	70%–100%
			Discount margin	8bps–2,002bps

Commercial mortgage-backed securities	252	Discounted cash flow	Discount margin	17bps – 3,441bps
Price-based

Corporate bonds and other debt securities	724	Discounted cash flow	Prepayment rate (1)	0%–42%
		Price-based	Default rate (1)	0%–9%
			Recovery rate (1)	15%–75%
			Discount margin (1)	12bps–1,725bps

			Discount margin (2)	-122bps–1,303bps

Derivatives, net:
Interest rate contracts	17	Internal valuation model (3)	IR – IR correlation	23%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	11	Internal valuation model (3)	FX – IR correlation	28%–52%
			FX – FX correlation	55%–55%
			FX volatility	14%–25%
			Default rate (4)	0%–63%

Equity-related contracts	1	Internal valuation model (3)	Equity – IR correlation	0%–60%
			Equity – FX correlation	0%–70%
			Equity volatility	18%–35%

Credit-related contracts (5)	17	Internal valuation model (3)	Default rate	0%–47%
			Credit correlation	1%–100%

Long-term debt	501	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	28%–52%
			FX – FX correlation	55%–55%
			Equity – IR correlation	0%–60%
			Equity – FX correlation	0%–70%
			Equity volatility	13%–37%
			Default rate	0%–5%
			Credit correlation	19%–100%

Notes:

(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analysis.
(5)	The majority of the fair value of credit derivatives in Level 3 relates to credit derivatives economically hedging the credit risk in certain securitization products. The unobservable inputs of these credit derivatives have already been included in the unobservable inputs related to Trading securities and Available-for-sale securities disclosed above.

IR = Interest rate

FX = Foreign exchange

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sensitivity to unobservable inputs and interrelationship between unobservable inputs

The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

(1) Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.

(3) Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.

(4) Discount margin

The discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2013 and 2014.

2013	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	222	—	—	222	343
Loans held-for-sale	5	—	5	—	5
Other investments	11	—	—	11	16
Premises and equipment—net	1	—	—	1	5

Total assets at fair value on a nonrecurring basis	239	—	5	234	369

2014	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	208
Loans held-for-sale	33	—	—	33	34
Other investments	5	—	—	5	6
Premises and equipment—net	1	—	—	1	2
Goodwill	—	—	—	—	4

Total assets at fair value on a nonrecurring basis	163	—	—	163	254

Loans in the table above have been impaired and measured based upon the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable equity securities, which include non-marketable equity method investments, are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.

Premises and equipment—net in the table above have been impaired and written down to fair value.

Goodwill in the table above is entirely related to PT. Mizuho Balimor Finance reporting unit. Due to the decline of the fair value of the reporting unit, the carrying amount of the goodwill was reduced to its fair value and an impairment loss was recognized. As the determination of fair value of the goodwill required significant management judgment and estimation, the item is classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option in accordance with ASC 825, the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in AOCI, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, these structured notes continue to be reported in Long-term debt and interest on these structured notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥9 billion and ¥14 billion at March 31, 2013 and 2014, respectively. The net unrealized gains (losses) resulting from changes in fair values of these structured notes of ¥(30) billion and ¥4 billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the fiscal years ended March 31, 2013 and 2014, respectively.

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The following is a description of the valuation methodologies used for estimating the fair value for financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

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

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures, and techniques described for trading securities and available-for-sale securities aforementioned in this section. The fair value of other equity interests, which primarily comprise non-marketable equity securities, is not readily determinable, and their carrying amounts of ¥537 billion and ¥526 billion at March 31, 2013 and 2014, respectively, were not included in the disclosure.

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

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table of Note 12 “Other assets and liabilities”.

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

Other short-term borrowings

The carrying value of the majority of short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table of Note 12 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, is not considered material to the consolidated balance sheets at March 31, 2013 and 2014.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2013 and 2014, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”) :

	2013
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	27,583	27,583	903	26,680	—
Investments	3,000	3,020	3,020	—	—
Loans, net of allowance for loan losses (Note)	69,028	70,261	—	—	70,261

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	48,048	48,048	12,796	35,252	—
Interest-bearing deposits	87,247	87,210	34,596	52,614	—
Due to trust accounts	619	619	—	619	—
Other short-term borrowings	6,724	6,723	—	6,723	—
Long-term debt	8,235	8,598	—	7,967	631

	2014
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	34,563	34,563	1,437	33,126	—
Investments	4,040	4,058	4,058	—	—
Loans, net of allowance for loan losses (Note)	72,801	73,975	—	—	73,975

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	44,124	44,124	13,543	30,581	—
Interest-bearing deposits	88,744	88,705	37,394	51,311	—
Due to trust accounts	742	742	—	742	—
Other short-term borrowings	6,024	6,024	—	6,024	—
Long-term debt	9,176	9,441	—	8,600	841

Note: Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Offsetting of financial assets and financial liabilities

Derivatives

The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.

Repurchase and resale agreements and securities lending and borrowing transactions

Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide information about the offsetting of financial assets and financial liabilities at March 31, 2013 and 2014. The tables include derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet(3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet(2)	Financial instruments(4)	Cash collateral	Net amounts
	(in billions of yen)
2013
Assets (1):
Derivatives	13,019	—	13,019	11,289	446	1,284
Receivables under resale agreements	8,869	—	8,869	8,812	—	57
Receivables under securities borrowing transactions	5,544	—	5,544	5,534	—	10

Total	27,432	—	27,432	25,635	446	1,351

Liabilities (1):
Derivatives	12,712	—	12,712	11,234	653	825
Payables under repurchase agreements	17,397	—	17,397	17,280	—	117
Payables under securities lending transactions	11,326	—	11,326	11,320	—	6

Total	41,435	—	41,435	39,834	653	948

2014
Assets (1):
Derivatives	9,880	—	9,880	8,702	406	772
Receivables under resale agreements	8,236	—	8,236	8,200	—	36
Receivables under securities borrowing transactions	4,990	—	4,990	4,978	—	12

Total	23,106	—	23,106	21,880	406	820

Liabilities (1):
Derivatives	9,648	—	9,648	8,621	431	596
Payables under repurchase agreements	16,690	—	16,690	16,667	—	23
Payables under securities lending transactions	6,085	—	6,085	6,082	—	3

Total	32,423	—	32,423	31,370	431	622

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2013 and 2014, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2013 and 2014, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2012, 2013 and 2014. The outstanding amounts of these transactions, which were made in the ordinary course of business with terms equivalent to those with unrelated parties, were not considered significant.

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

31. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income before income tax expense under U.S. GAAP.

Beginning on April 1, 2013, the MHFG Group moved to a new group operational structure and established ten business units such as Personal Banking, Retail Banking, Corporate Banking (Large Corporations), etc., and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities, and other business areas, based on the ten business units across MHBK (the former MHBK and the former MHCB merged on July 1, 2013), MHTB, MHSC, etc. The MHFG Group realigned the reportable segments to reflect the new organizational structure.

The MHFG Group engages in banking, trust banking, securities, and other businesses through its subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, MHFG

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discloses business segment information based on the relevant principal consolidated subsidiaries such as MHBK (the former MHBK and the former MHCB), MHTB, and MHSC for investors to measure the present and future cash flows properly.

Operating segments of MHBK are aggregated based on the type of customer characteristics, and are aggregated into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others.

MHBK

Personal Banking

This segment provides financial products and services, such as housing loans, deposits, investment trusts, and individual insurance to individual customers through MHBK’s nationwide branches and ATM network as well as telephone and the internet banking services. In addition, this segment handles trust products as an agent of MHTB.

Retail Banking

This segment provides financial products and services, such as comprehensive consulting services of business succession and asset inheritance and asset management for business owners and high-net-worth customers. This segment also provides overall banking services for SMEs.

Corporate Banking (Large Corporations)

This segment provides a full range of financial solutions on a global basis to Japanese large corporations and their affiliates by integrating the Group’s specialty functions including banking, trust, and securities, based on solid relationships with MHBK’s domestic customers, and by utilizing its global industry knowledge.

Corporate Banking

This segment provides, to larger SMEs, financial products and services including a range of solution businesses in accordance with the growth strategy of MHBK’s corporate customers. This segment provides solutions for stable fund-raising, mergers and acquisitions, and initial public offerings for customers in their start-up or growth stages, and management buy-out, business succession, entry to new business, and business restructuring for customers in mature or transition stages.

Financial Institutions & Public Sector Business

This segment provides advisory services and solutions such as advice on financial strategy and risk management to financial institutions and provides comprehensive financial products and services that include funding support via the subscription and underwriting of bonds etc., to public sector entities.

International Banking

This segment provides unified support both in Japan and overseas for MHBK’s Japanese corporate customers to expand their overseas operations, and also promotes business with non-Japanese corporate customers in various countries through its global network. Further, this segment offers products such as project finance and trade finance for overseas customers.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading and others

This segment provides derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by the head office functions of MHBK.

MHTB

MHTB provides products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

MHSC

MHSC provides full-line securities services to corporations, financial institutions, public sector entities, and individuals.

Others

This segment consists of MHFG, its subsidiaries other than MHBK, MHTB, and MHSC, and its equity-method affiliates. They provide a wide range of customers with their various products and services such as those related to trust and custody, asset management, and private banking through companies such as TCSB, Mizuho Asset Management Co., Ltd., DIAM Co., Ltd. (an equity-method affiliate), and Mizuho Private Wealth Management Co., Ltd. This segment also provides non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

The information below for reportable segments is derived from the internal management reporting systems. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

	The former MHBK (Consolidated)
		The former MHBK (Non-consolidated)							The former MHIS (Consolidated)	Others
2012(1)	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Trading and others (f)	(g)	(h)
	(in billions of yen)
Gross profits:
Net interest income (expense)	583.9	545.4	224.3	95.1	17.8	118.6	22.2	67.4	0.7	37.8
Net noninterest income	305.8	253.3	32.1	41.0	19.0	68.2	8.6	84.4	43.9	8.6

Total	889.7	798.7	256.4	136.1	36.8	186.8	30.8	151.8	44.6	46.4
General and administrative expenses	608.5	556.4	218.6	108.2	18.5	86.4	14.5	110.2	40.9	11.2
Others	(14.0)	—	—	—	—	—	—	—	—	(14.0)

Net business profits (losses)	267.2	242.3	37.8	27.9	18.3	100.4	16.3	41.6	3.7	21.2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	The former MHCB (Consolidated)									MHTB (Consolidated)	Others	MHFG (Consolidated)
		The former MHCB (Non-consolidated)						The former MHSC (Consolidated)	Others
2012(1)	Total	Total	Corporate Banking (Large Corporations) (i)	Corporate Banking (j)	Financial Institution & Public Sector Business (k)	Inter- national Banking (l)	Trading and others (m)	(n)	(o)	(p)	(q)	Total
(in billions of yen)
Gross profits:
Net interest income (expense)	468.3	395.0	150.6	2.7	18.1	90.3	133.3	(8.1)	81.4	42.5	(6.4)	1,088.3
Net noninterest income	449.4	286.8	114.4	1.1	15.8	86.9	68.6	151.7	10.9	104.8	54.8	914.8

Total	917.7	681.8	265.0	3.8	33.9	177.2	201.9	143.6	92.3	147.3	48.4	2,003.1
General and administrative expenses	465.4	244.9	75.6	1.3	11.6	60.3	96.1	192.9	27.6	92.3	40.1	1,206.3
Others	(52.1)	—	—	—	—	—	—	(0.1)	(52.0)	(3.7)	(7.9)	(77.7)

Net business profits (losses)	400.2	436.9	189.4	2.5	22.3	116.9	105.8	(49.4)	12.7	51.3	0.4	719.1

	The former MHBK (Consolidated)
		The former MHBK (Non-consolidated)							Others
2013(1)(2)(4)	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Trading and others (f)	(g)
	(in billions of yen)
Gross profits:
Net interest income (expense)	550.6	513.8	219.2	83.3	14.9	106.1	19.9	70.4	36.8
Net noninterest income	360.3	313.7	33.9	42.3	19.3	70.7	11.0	136.5	46.6

Total	910.9	827.5	253.1	125.6	34.2	176.8	30.9	206.9	83.4
General and administrative expenses	568.2	524.4	218.6	113.7	11.6	73.2	14.3	93.0	43.8
Others	(7.4)	—	—	—	—	—	—	—	(7.4)

Net business profits (losses)	335.3	303.1	34.5	11.9	22.6	103.6	16.6	113.9	32.2

2013(1)(2)(4)	The former MHCB (Consolidated)									MHTB (Consolidated)	Others	MHFG (Consolidated)
		The former MHCB (Non-consolidated)						MHSC (Consolidated)	Others
	Total	Total	Corporate Banking (Large Corporations) (h)	Corporate Banking (i)	Financial Institution & Public Sector Business (j)	Inter- national Banking (k)	Trading and others (l)	(m)	(n)	(o)	(p)	Total
(in billions of yen)
Gross profits:
Net interest income (expense)	486.1	401.7	140.9	0.5	16.3	108.2	135.8	(1.8)	86.2	39.5	(0.3)	1,075.9
Net noninterest income	572.8	333.4	103.3	0.2	13.2	104.7	112.0	229.0	10.4	105.0	57.7	1,095.8

Total	1,058.9	735.1	244.2	0.7	29.5	212.9	247.8	227.2	96.6	144.5	57.4	2,171.7
General and administrative expenses	471.9	241.1	76.8	1.3	12.2	66.6	84.2	197.1	33.7	90.1	40.8	1,171.0
Others	(50.0)	—	—	—	—	—	—	—	(50.0)	(3.5)	(27.6)	(88.5)

Net business profits (losses)	537.0	494.0	167.4	(0.6)	17.3	146.3	163.6	30.1	12.9	50.9	(11.0)	912.2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2014(1)(2)(3)(4)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
(in billions of yen)
Gross profits:
Net interest income	933.8	800.1	165.0	59.8	170.2	77.9	30.7	128.9	167.6	133.7	40.2	2.9	131.4	1,108.3
Net noninterest income (expenses)	407.4	398.2	32.9	34.8	126.7	51.8	20.1	139.8	(7.9)	9.2	108.1	283.9	127.6	927.0

Total	1,341.2	1,198.3	197.9	94.6	296.9	129.7	50.8	268.7	159.7	142.9	148.3	286.8	259.0	2,035.3
General and administrative expenses	711.3	659.0	171.3	87.8	83.8	58.8	25.1	82.5	149.7	52.3	90.9	246.2	180.9	1,229.3
Others	(56.1)	—	—	—	—	—	—	—	—	(56.1)	(2.9)	—	(2.7)	(61.7)

Net business profits	573.8	539.3	26.6	6.8	213.1	70.9	25.7	186.2	10.0	34.5	54.5	40.6	75.4	744.3

Notes:

(1)	As for the fiscal year ended March 31, 2012, “Others (h)”, “Others (o)”, and “Others (q)” include elimination of transactions between consolidated subsidiaries. As for the fiscal year ended March 31, 2013, “Others (g)”, “Others (n)”, and “Others (p)” include elimination of transactions between consolidated subsidiaries. As for the fiscal year ended March 31, 2014, “Others (h)” and “Others (k)” include elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2013, the MHFG Group moved to a new group operational structure and realigned the reportable segments to reflect the new organizational structure. In addition, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses”. Figures for the fiscal year ended March 31, 2013 have been reclassified under the new allocation methods. The effect of the change of allocation methods is not significant.
(3)	As for the fiscal year ended March 31, 2014, “MHBK (Non-consolidated)” represents the sum of the performance of the former MHCB for the first quarter and the new MHBK for the second, third, and fourth quarters, while “Others (h)” includes the performance of the former MHBK for the first quarter, in light of the merger of the former MHBK and the former MHCB conducted in July 2013.
(4)	Beginning on April 1, 2013, MHSC was turned into a directly-held subsidiary of MHFG. As for the fiscal year ended March 31, 2013, “MHSC (Consolidated) (m)” represents the performance of the former MHSC for the first three quarters and the new MHSC for the fourth quarter, while “Others (g)” includes the performance of the former MHIS for the first three quarters. As for the fiscal year ended March 31, 2014, “MHSC (Consolidated) (j)” represents the performance of the new MHSC, in light of the merger of the former MHSC and the former MHIS conducted in January 2013.

Aggregation of MHBK and MHCB

2012	MHBK and MHCB
	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Total
	(in billions of yen)
Gross profits:
Net interest income	224.3	95.1	168.4	121.3	40.3	90.3	200.7	940.4
Net noninterest income	32.1	41.0	133.4	69.3	24.4	86.9	153.0	540.1

Total	256.4	136.1	301.8	190.6	64.7	177.2	353.7	1,480.5
General and administrative expenses	218.6	108.2	94.1	87.7	26.1	60.3	206.3	801.3
Others	—	—	—	—	—	—	—	—

Net business profits	37.8	27.9	207.7	102.9	38.6	116.9	147.4	679.2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2013	MHBK and MHCB
	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Total
	(in billions of yen)
Gross profits:
Net interest income	219.2	83.3	155.8	106.6	36.2	108.2	206.2	915.5
Net noninterest income	33.9	42.3	122.6	70.9	24.2	104.7	248.5	647.1

Total	253.1	125.6	278.4	177.5	60.4	212.9	454.7	1,562.6
General and administrative expenses	218.6	113.7	88.4	74.5	26.5	66.6	177.2	765.5
Others	—	—	—	—	—	—	—	—

Net business profits	34.5	11.9	190.0	103.0	33.9	146.3	277.5	797.1

2014	MHBK and MHCB
	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Total
	(in billions of yen)
Gross profits:
Net interest income	218.5	80.0	172.7	103.3	35.4	128.9	185.0	923.8
Net noninterest income	41.6	45.3	131.4	64.7	22.3	139.8	15.2	460.3

Total	260.1	125.3	304.1	168.0	57.7	268.7	200.2	1,384.1
General and administrative expenses	226.4	116.7	87.2	77.7	29.0	82.5	171.6	791.1
Others	—	—	—	—	—	—	—	—

Net business profits	33.7	8.6	216.9	90.3	28.7	186.2	28.6	593.0

Note:	The former MHBK and the former MHCB merged on July 1, 2013. Figures for the fiscal years ended March 31, 2012 and 2013 represent the simple aggregation of the performance of the former MHBK and the former MHCB, and figures for the fiscal year ended March 31, 2014 represent the simple aggregation of the performance of the former MHBK and the former MHCB for the first quarter, and the new MHBK for the second, third, and fourth quarters. Beginning on April 1, 2013, the MHFG Group moved to a new group operational structure and realigned the reportable segments to reflect the new organizational structure. In addition, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses”. Figures for the fiscal year ended March 31, 2013 have been reclassified under the new allocation methods.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income. A reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2012, 2013, and 2014 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	2012	2013	2014
	(in billions of yen)
Net business profits	719.1	912.2	744.3

U.S. GAAP adjustments	87.2	129.2	(325.4)
(Provision) credit for loan losses	23.0	(139.9)	126.2
Net gains (losses) related to equity investments	(90.5)	28.2	178.7
Non-recurring personnel expense	(39.3)	(23.5)	(14.8)
Gains on disposal of premises and equipment	19.9	12.4	10.5
(Provision) credit for losses on off-balance-sheet instruments	1.2	(4.6)	(12.1)
Others—net	(57.8)	(28.8)	18.9

Income before income tax expense	662.8	885.2	726.3

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

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2012:
Total revenue (1)	1,965.7	251.3	132.0	178.2	2,527.2
Total expenses (2)	1,561.2	104.0	102.9	96.3	1,864.4

Income before income tax expense	404.5	147.3	29.1	81.9	662.8

Net income	419.2	131.2	28.1	70.5	649.0

Total assets at end of fiscal year	124,443.6	25,368.9	8,868.5	7,680.6	166,361.6

Fiscal year ended March 31, 2013:
Total revenue (1)	2,190.7	383.7	125.8	162.6	2,862.8
Total expenses (2)	1,668.9	140.5	48.4	119.8	1,977.6

Income before income tax expense	521.8	243.2	77.4	42.8	885.2

Net income	524.7	252.3	75.0	29.2	881.2

Total assets at end of fiscal year	126,768.8	31,168.8	10,591.2	10,218.2	178,747.0

Fiscal year ended March 31, 2014:
Total revenue (1)	1,783.9	349.9	152.9	218.9	2,505.6
Total expenses (2)	1,397.3	144.6	96.3	141.1	1,779.3

Income before income tax expense	386.6	205.3	56.6	77.8	726.3

Net income	198.9	189.7	54.0	57.6	500.2

Total assets at end of fiscal year	124,557.7	27,527.8	10,784.5	12,829.3	175,699.3

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2013	2014
	(in millions of yen)
Assets:
Cash and due from banks	200	167
Interest-bearing deposits in other banks	26,165	17,103
Investments in subsidiaries and affiliated companies	6,962,630	7,501,486
Other	152,351	210,622

Total	7,141,346	7,729,378

Liabilities and shareholders’ equity:
Short-term borrowings	1,146,995	1,061,460
Long-term debt	240,000	240,000
Other liabilities	26,231	49,448
Shareholders’ equity	5,728,120	6,378,470

Total	7,141,346	7,729,378

Condensed statements of income

	2012	2013	2014
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies	7,955	233,056	285,130
Management fees from subsidiaries	29,747	28,835	31,146
Other income	12,643	34,668	33,894

Total	50,345	296,559	350,170

Expenses:
Operating expenses	21,260	21,075	22,592
Interest expense	16,383	15,870	14,608
Other expense	1,431	1,207	5,724

Total	39,074	38,152	42,924

Equity in undistributed net income of subsidiaries	645,308	617,565	191,865

Income before income tax expense	656,579	875,972	499,111
Income tax expense	190	560	627

Net income	656,389	875,412	498,484

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2012	2013	2014
	(in millions of yen)
Cash flows from operating activities:
Net income	656,389	875,412	498,484
Adjustments and other	(644,977)	(685,149)	(222,940)

Net cash provided by operating activities	11,412	190,263	275,544

Cash flows from investing activities:
Payments for purchases of securities of subsidiaries	(212)	—	—
Net change in other investing activities	80	1,570	2,631

Net cash provided by (used in) investing activities	(132)	1,570	2,631

Cash flows from financing activities:
Net change in short-term borrowings	60,000	(40,000)	(90,000)
Proceeds from issuance of common stock	146,499	—	—
Purchases of treasury stock	(2,560)	(7)	(37,013)
Dividends paid	(215,937)	(152,542)	(152,163)
Net change in other financing activities	730	749	968

Net cash used in financing activities	(11,268)	(191,800)	(278,208)

Net increase (decrease) in cash and due from banks	12	33	(33)
Cash and due from banks at beginning of fiscal year	155	167	200

Cash and due from banks at end of fiscal year	167	200	167

34. Subsequent events

Redemption of preferred securities

On June 30, 2014, preferred securities, issued by the MHFG Group’s overseas special purpose companies, were redeemed in full. These special purpose companies are not consolidated in accordance with ASC 810 since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Noncontrolling interests in consolidated subsidiaries, but reduced Long-term debt in the Group’s consolidated balance sheets. The following table describes the details of the redeemed preferred securities.

Issuer	Aggregate redemption amount	Reason for the redemption
	(in millions)
Mizuho Capital Investment (USD) 2 Limited	$850	Arrival of optional redemption date
Mizuho Capital Investment (JPY) 5 Limited	Series A ¥139,500	Arrival of optional redemption date

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Yasuhiro Sato
Name: Yasuhiro Sato
Title: President & CEO

July 25, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 24, 2014 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on June 24, 2014 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 4, 2013 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder***

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2013.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 19, 2009.
***	Incorporated by reference to our registration statement on Form 20-F (No. 001-33098) filed on October 19, 2006.
****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on August 10, 2007.