Form 20-F
period 2015-03-31
MIZUHO FINANCIAL GROUP INC
filed 2015-07-23
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2015

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

At March 31, 2015, the following shares of capital stock were issued: (1) 24,621,897,967 shares of common stock (including 8,695,754 shares of common stock held by the registrant as treasury stock), (2) 914,752,000 shares of eleventh series class XI preferred stock (including 701,631,100 shares of eleventh series class XI preferred stock held by the registrant as treasury stock).

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

Unless otherwise specified, for purposes of this annual report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in yen.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this annual report.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2013, 2014 and 2015 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2011	2012	2013	2014	2015
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,460,184	¥1,437,086	¥1,423,375	¥1,422,799	¥1,457,659
Interest expense	448,857	415,959	412,851	401,565	411,982

Net interest income	1,011,327	1,021,127	1,010,524	1,021,234	1,045,677
Provision (credit) for loan losses	647	(23,044)	139,947	(126,230)	(60,223)

Net interest income after provision (credit) for loan losses	1,010,680	1,044,171	870,577	1,147,464	1,105,900
Noninterest income	1,036,532	1,090,135	1,439,419	1,082,834	1,801,215
Noninterest expenses	1,435,855	1,471,471	1,424,816	1,503,955	1,639,462

Income before income tax expense (benefit)	611,357	662,835	885,180	726,343	1,267,653
Income tax expense (benefit)	193,227	13,878	4,024	226,108	437,420

Net income	418,130	648,957	881,156	500,235	830,233
Less: Net income (loss) attributable to noncontrolling interests	5,461	(7,432)	5,744	1,751	27,185

Net income attributable to MHFG shareholders	¥412,669	¥656,389	¥875,412	¥498,484	¥803,048

Net income attributable to common shareholders	¥403,231	¥647,717	¥867,191	¥491,739	¥798,138
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥20.44	¥28.07	¥36.05	¥20.33	¥32.75
Diluted earnings per common share—net income attributable to common shareholders	¥19.22	¥26.78	¥34.47	¥19.64	¥31.64
Number of shares used to calculate basic earnings per common share (in thousands)	19,722,818	23,073,544	24,053,282	24,189,670	24,368,116
Number of shares used to calculate diluted earnings per common share (in thousands)	21,415,109	24,469,539	25,365,229	25,371,252	25,381,047
Cash dividends per share declared during the fiscal year(1):
Common stock	¥8.00	¥6.00	¥6.00	¥6.00	¥6.50
	$0.10	$0.07	$0.06	$0.06	$0.05
Eleventh series class XI preferred stock	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.24	$0.24	$0.21	$0.19	$0.17
Thirteenth series class XIII preferred stock(2)	¥30.00	¥30.00	¥30.00	¥30.00	¥—
	$0.36	$0.36	$0.32	$0.29	$—

	As of and for the fiscal years ended March 31,
	2011	2012	2013	2014	2015
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥161,985,670	¥166,361,633	¥178,746,994	¥175,699,346	¥190,119,734
Loans, net of allowance	63,955,284	65,306,370	69,060,526	72,858,777	77,528,017
Total liabilities	157,950,314	161,714,609	172,889,899	169,077,975	181,929,890
Deposits	89,215,627	91,234,380	100,221,556	102,610,154	114,206,441
Long-term debt	8,953,496	8,461,818	8,802,223	9,853,941	14,582,241
Common stock	5,164,160	5,427,992	5,460,821	5,489,295	5,590,396
Total MHFG shareholders’ equity	3,673,487	4,470,766	5,728,120	6,378,470	7,930,338
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.25%	0.39%	0.50%	0.27%	0.42%
Net income attributable to common shareholders as a percentage of average MHFG shareholders’ equity	12.63%	15.56%	18.76%	9.64%	13.86%
Dividends per common share as a percentage of basic earnings per common share	29.35%	21.38%	16.64%	31.97%	22.90%
Average MHFG shareholders’ equity as a percentage of total average assets	2.01%	2.53%	2.67%	2.84%	3.04%
Net interest income as a percentage of total average interest-earning assets	0.75%	0.71%	0.66%	0.64%	0.63%

Notes:

(1)	Yen amounts are expressed in U.S. dollars at the rate of ¥82.76 = $1.00, ¥82.41 = $1.00, ¥94.16 = $1.00, ¥102.98 = $1.00 and ¥119.96= $1.00 for the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	On July 11, 2013, we acquired and subsequently cancelled all of the thirteenth series class XIII preferred stock.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2011	2012	2013	2014	2015
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,457,687	¥1,423,564	¥1,421,609	¥1,417,569	¥1,468,976
Interest expense	348,242	335,223	345,710	309,266	339,543

Net interest income	1,109,444	1,088,340	1,075,898	1,108,303	1,129,433
Fiduciary income	49,388	49,014	48,506	52,014	52,641
Net fee and commission income(1)	458,824	458,933	507,378	560,768	593,360
Net trading income	243,983	150,317	215,033	187,421	262,963
Net other operating income	163,680	256,468	324,899	126,774	209,340
General and administrative expenses(1)	1,277,848	1,283,847	1,244,647	1,258,227	1,351,611
Other income	156,212	263,024	198,063	344,275	301,652
Other expenses	268,261	265,803	407,299	135,962	207,147

Income before income taxes and minority interests	635,425	716,449	717,832	985,366	990,632
Income taxes:
Current(2)	18,336	55,332	50,400	137,010	260,268
Deferred	120,123	97,494	7,461	77,960	44,723
Income before minority interests	496,965	563,621	659,970	770,396	685,640
Minority interests in net income	83,736	79,102	99,454	81,980	73,705

Net income	¥413,228	¥484,519	¥560,516	¥688,415	¥611,935

Net income per share:
Basic	¥20.47	¥20.62	¥22.96	¥28.18	¥24.91
Diluted	19.27	19.75	22.05	27.12	24.10
Cash dividends per share declared during the fiscal year(3):
Common stock(4)	¥8.00	¥6.00	¥6.00	¥6.00	¥6.50
	$0.10	$0.07	$0.06	$0.06	$0.05
Eleventh series class XI preferred stock(4)	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.24	$0.24	$0.21	$0.19	$0.17
Thirteenth series class XIII preferred stock(5)	¥30.00	¥30.00	¥30.00	¥30.00	¥—
	$0.36	$0.36	$0.32	$0.29	$—
Balance sheet data:
Total assets	¥160,812,006	¥165,360,501	¥177,411,062	¥175,822,885	¥189,684,749
Loans and bills discounted(6)	62,777,757	63,800,509	67,536,882	69,301,405	73,415,170
Securities	44,782,067	51,392,878	53,472,399	43,997,517	43,278,733
Deposits(7)	88,884,158	90,636,656	99,568,737	101,811,282	113,452,451
Net assets	6,623,999	6,869,295	7,736,230	8,304,549	9,800,538
Risk-adjusted capital data (Basel II)(8):
Tier 1 capital	¥6,170,210	¥6,398,953	n.a.	n.a.	n.a.
Total risk-based capital	7,910,970	7,775,093	n.a.	n.a.	n.a.
Risk-weighted assets	51,693,835	50,144,934	n.a.	n.a.	n.a.
Tier 1 capital ratio	11.93%	12.76%	n.a.	n.a.	n.a.
Capital adequacy ratio	15.30	15.50	n.a.	n.a.	n.a.

	As of and for the fiscal years ended March 31,
	2011	2012	2013	2014	2015
	(in millions of yen, except per share data and percentages)
Risk-adjusted capital data (Basel III)(8):
Common Equity Tier 1 capital	n.a.	n.a.	¥4,802,418	¥5,304,412	¥6,153,141
Tier 1 capital	n.a.	n.a.	6,486,068	6,844,746	7,500,349
Total capital	n.a.	n.a.	8,344,554	8,655,990	9,508,471
Risk-weighted assets	n.a.	n.a.	58,790,617	60,274,087	65,191,951
Common Equity Tier 1 capital ratio	n.a.	n.a.	8.16%	8.80%	9.43%
Tier 1 capital ratio	n.a.	n.a.	11.03	11.35	11.50
Total capital ratio	n.a.	n.a.	14.19	14.36	14.58

Notes:

(1)	For the fiscal year ended March 31, 2012, certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “General and administrative expenses” by Mizuho Trust & Banking until the previous fiscal year, have been included in “Net fee and commission income” as “Fee and commission expenses,” and reclassification of prior year figures has been made accordingly.
(2)	Includes refund of income taxes.
(3)	Yen amounts are expressed in U.S. dollars at the rate of ¥82.76 = $1.00, ¥82.41 = $1.00, ¥94.16 = $1.00, ¥102.98 = $1.00 and ¥119.96 = $1.00 for the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(4)	In June 2015, we declared and paid annual dividends of ¥7.5 per share of common stock and ¥20 per share of eleventh series class XI preferred stock for the fiscal year ended March 31, 2015.
(5)	On July 11, 2013, we acquired and subsequently cancelled all of the thirteenth series class XIII preferred stock. Accordingly, cash dividend payments related to the thirteenth series class XIII preferred stock for the fiscal year ended March 31, 2014 were not be made during the fiscal year ending March 31, 2015.
(6)	Bills discounted refer to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(7)	Includes negotiable certificates of deposit.
(8)	Risk-adjusted capital data are calculated on a Basel II basis until the fiscal year ended March 31, 2012, and on a Basel III basis from the fiscal year ended March 31, 2013. We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

There are certain differences between U.S. GAAP and Japanese GAAP. The differences between U.S. GAAP and Japanese GAAP applicable to us primarily relate to the accounting for derivative financial instruments and hedging activities, investments, loans, allowances for loan losses and off-balance-sheet instruments, premises and equipment, land revaluation, business combinations, pension liabilities, consolidation of variable interest entities, deferred taxes and foreign currency translation. See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP.”

Exchange Rate Information

The following table sets forth, for each period indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per $1.00. The exchange rates are reference rates and are not necessarily the rates used to calculate ratios or the rates used to convert yen to U.S. dollars in the financial statements contained in this annual report.

Fiscal years ended (ending) March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2011	¥94.68	¥78.74	¥85.00	¥82.76
2012	85.26	75.72	78.86	82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016 (through July 10)	125.58	118.80	122.17	122.75

Calendar year 2015
January	¥120.20	¥116.78	—	—
February	120.38	117.33	—	—
March	121.50	119.01	—	—
April	120.36	118.80	—	—
May	124.18	119.09	—	—
June	125.58	122.10	—	—
July (through July 10)	123.14	120.54	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of July 10, 2015 was ¥122.75 = $1.00.

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

A decrease in deferred tax assets, net of valuation allowance, due to a change in our estimation of future taxable income or change in Japanese tax policy could adversely affect our financial condition and results of operations.

We recorded deferred tax assets, net of valuation allowance, based on a reasonable estimation of future taxable income in accordance with applicable accounting standards. Our financial condition and results of operations could be materially and adversely affected if our deferred tax assets decrease due to a change in our estimation of future taxable income, a change in tax rate as a result of tax system revisions or other factors. Because we consider the sale of available-for-sale securities to be a qualifying tax-planning strategy, turmoil in financial markets such as significant declines in stock prices could lead to a decrease in our estimated future taxable income.

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

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines which generally reflect rules in the Basel III text and became effective as of March 31, 2013. Furthermore, the Financial Stability Board (the “FSB”) named us as one of 30 global systemically important banks (“G-SIBs”) in November 2014. As a G-SIB, we will be subject to additional capital requirements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mizuho Financial Group—Capital Adequacy” and “Supervision and Regulation—Capital Adequacy.” The group of G-SIBs will be updated annually and published by the FSB each November.

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

For example, the additional collateral requirement in connection with our derivative contracts, absent other changes, assuming a downgrade occurred on March 31, 2015, would have been approximately $33 million for a one-notch downgrade and approximately $109 million for a two-notch downgrade.

Our business will be adversely affected if we encounter difficulties in raising funds.

We rely principally on deposits and bonds as our funding sources. In addition, we also raise funds in the financial markets. Our efforts to maintain stable funding, such as setting maximum limits on financial market funding and monitoring our liquidity position to apply appropriate funding policies, may not be sufficient to prevent significant increases in our funding costs or, in the case mainly of foreign currencies, cash flow problems if we encounter difficulties in attracting deposits or otherwise raising funds. Such difficulties could result, among other things, from any of the following:

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

U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which currently includes Iran, Sudan and Syria and we maintain policies and procedures to comply with U.S. law. Our non-U.S. offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions and maintenance of correspondent banking accounts. In addition, we maintain a representative office in Iran. We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.

The laws and regulations applicable to dealings involving the Designated Countries are subject to further strengthening or changes. If the U.S. government considers that our compliance measures are inadequate, we may be subject to regulatory action which could materially and adversely affect our business. In addition, we may become unable to retain or acquire customers or investors in our securities, or our reputation may suffer, potentially having adverse effects on our business or the price of our securities.

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

As a holding company, we rely on dividend payments from our banking and other subsidiaries for almost all of our income. As a result of restrictions, such as those on distributable amounts under Japan’s Companies Act, or otherwise, our banking and other subsidiaries may decide not to pay dividends to us. In addition, we may experience difficulty in making, or become unable to make, dividend payments to our shareholders and dividend or interest payments on capital securities issued by our group due to the deterioration of our results of operations and financial condition and/or the restrictions under the Companies Act or due to the strengthening of bank capital regulations. For more information on restrictions to dividend payments under the Companies Act, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

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

4.A. History and Development of the Company

The Mizuho Group

The Mizuho group was created on September 29, 2000 through the establishment of Mizuho Holdings, Inc. as a holding company of our three predecessor banks, The Dai-Ichi Kangyo Bank, The Fuji Bank and The Industrial Bank of Japan. On October 1, 2000, the respective securities subsidiaries of the predecessor banks merged to form Mizuho Securities Co., Ltd. and the respective trust bank subsidiaries merged on the same date to form Mizuho Trust & Banking.

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

Other Information

Our registered address is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan, and our telephone number is +81-3-5224-1111.

4.B. Business Overview

General

We engage in banking, trust banking, securities and other businesses related to financial services.

Since the fiscal year 2013, we have been promoting “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” the three year medium-term business plan.

This medium-term business plan is a proactive plan aimed at launching the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. In the medium-term business plan, we have developed five basic policies reflecting our vision for our future, the necessary elements for the new frontier of finance and our future direction based on an analysis of our current situation, and to add more detail to these five basic policies, we have also developed ten basic strategies in terms of business strategy as well as business management and management foundations, etc., as follows.

Mizuho’s Vision

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

During the fiscal year 2014, the second fiscal year of the medium-term business plan, we have been striving to realize our commitment to become the most trusted financial services group.

Specifically, we have pursued unified strategies across the group-wide banking, trust banking and securities business areas with the intent of developing the cross-organizational financial know-how and industry knowledge of the group companies and thereby providing various financial services in a prompt manner through group-wide collaboration in response to various customer needs.

In addition, together with regional financial institutions, we have undertaken various regional revitalization activities, which include regional economic revitalization. We have also actively executed our policies to achieve even greater progress through, among other things, the execution of an agreement for the acquisition of a credit portfolio in respect of the wholesale market in North America from The Royal Bank of Scotland Group plc and the launch of preparations and discussions for integrating the asset management group companies in order to strengthen our asset management business.

With respect to corporate governance, we have endeavored to establish a corporate governance structure suitable for a global systemically important financial institution (“G-SIFI”), such as strengthening the functions of the holding company, as well as transforming Mizuho Financial Group into a Company with Three Committees (a Company with Committees under the Companies Act before the amendments thereto became effective as of May 1, 2015) in June 2014.

With respect to legal compliance, in conjunction with further enhancing its framework for the severance of business relations with anti-social elements, Mizuho Financial Group has intensified various efforts, including countermeasures against money laundering and terrorist financing.

We consider the fiscal year ending March 31, 2016, which is the last fiscal year of the medium-term business plan, to be the year to concentrate our efforts on strengthening our competitive advantage and will further advance the unified strategies across the group-wide banking, trust banking and securities business areas in order to realize the purpose of the plan. At the same time, we will strive to further strengthen our corporate governance.

As part of this approach, we determined to prioritize the following four business areas: “transactions with family-owned companies,” “transactions with large corporate customers,” “transactions with non-Japanese blue-chip companies” and “asset management business.” We established a system to focus on these areas by assigning the Officers in charge of Strategic Planning (Priority Assignments) to these areas. We will steadily promote this strategy and strive to secure its competitive advantage in these areas.

Enhancing of Corporate Governance

We will continue to endeavor to enhance the sophistication of the corporate governance structure that is suitable for a G-SIFI in consideration of requirements both in Japan and overseas for a strong corporate governance.

In addition, in June 2015, we filed our “Corporate Governance Report,” which describes our actions in response to the Corporate Governance Code, with the Tokyo Stock Exchange. After considering each principle of the code based on our intent and spirit, we have decided to comply with all of the principles.

Furthermore, we will commit ourselves to continue to conduct our business operations appropriately, in compliance with the structure for ensuring appropriate conduct of operations (internal control system) determined by a resolution of the Board of Directors.

Establishment of the Risk Appetite Framework

Starting this fiscal year, we have introduced a risk appetite framework, in light of enhancement of corporate values through the integrated group-wide operation of business strategies, financial strategies and risk controls. Specifically, we have established a policy on risk-taking, decided on the risk limits based on specific risk categories, and provided them to the units responsible for planning and advancing our business strategies. The risk-taking policy was set separately for each of the three categories: “universal risk-taking category,” “medium- to long-term objectives” and “current fiscal year objectives.” We will continue to promote effective business operations in accordance with our risk-taking policy, by nurturing a sound risk culture within the organization and by taking actions to raise the awareness of all officers and employees.

Establishment of Data Management Division and Assignment of Chief Data Officer

Against the backdrop of the tightening of financial regulations and the development of information technology world-wide, we established the Data Management Division in July 2014, and the officer in charge was the Chief Data Officer (“CDO”), in consideration of the importance of the collection and analysis, and the management of data that is applied to our business operations. The CDO is responsible for promoting data management and will centrally manage data for the banking, trust banking and securities businesses and will enhance marketing efforts through strong risk management and effective application of big data.

Establishment of Corporate Culture

We will continue to take initiatives to establish a strong corporate culture that will support corporate governance. Specifically, we will further strengthen continued actions related to each initiative by having each division and branch create its own visions and supporting the initiatives towards realizing these visions, commencing discussion sessions with senior management, and off-site meetings for general managers of head office divisions and marketing offices in Japan and overseas.

Further Market Penetration of Mizuho Brand

We have adopted the brand slogan, “One MIZUHO: Building the future with you,” to indicate our commitment to become “The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.” In order to further the market penetration of the Mizuho brand, we will strive to achieve the business plans for the fiscal year ending March 31, 2016 and make efforts to practice communication of the Mizuho brand. Specifically, we have started, since April 2015, the social contribution project, “Mizuho Heartful Action,” such as registering Mizuho branches as children’s refuge centers, increasing branches with interpreting services for non-Japanese speaking customers, providing tablet banking services that allow users to fill out forms online, and conducting voluntary activities within local communities. Moreover, we will continue to implement measures to further improve the value of the Mizuho brand.

Group Operations

Group Operational Structure

We established ten business units to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas.

Personal Banking Unit

The Personal Banking Unit provides products and services to individuals, and we strive to improve our ability to provide services and become “a financial group that continues to be chosen by customers” by fully utilizing our banking, trust banking and securities functions.

In the asset management business area, we expanded our line of products and provided advices for asset management by utilizing NISA (a Japanese version of Individual Savings Account that provides individual customers with tax exemption for income related to certain investments up to a maximum amount) in order to meet customer needs. In addition, Mizuho Bank has started brokerage services of Mizuho Securities’ financial products.

Furthermore, in order to support smooth succession of asset inheritance of our customers, we provide services such as inheritance distribution and testamentary trust that utilize trust function, and we have also expanded our line of products such as family trust and calendar-year gift trust.

With respect to the loan business, we have expanded our lineup of housing loan and card loan products and offer various products and services in response to each customer’s life stage, including release of products utilizing value of housing assets of the customer.

We also provide products/services with officers and directors of our corporate clients, such as opening account for payrolls, providing housing loans, management of retirement payments, etc.

In addition to expanding our branch network throughout Japan (Mizuho Bank: 461, Mizuho Trust & Banking: 53, Mizuho Securities: 272, each as of March 31, 2015) and our ATM network (approximately 6,700 locations as of March 31, 2015, including ATMs shared with AEON Bank). We also have 164 of Mizuho Securities “Planet Booths,” which are located in the branches and offices of Mizuho Bank and 16 of Mizuho Trust “Trust Lounges” (which are located in the branches and offices of Mizuho Bank) as of March 31, 2015.

In addition, we strengthen our marketing skills by enhancing our internet banking function as well as call center marketing with sophisticated technologies.

Further we undertake the business related to lottery tickets, such as the sales of lottery tickets issued by prefectures and government-ordinance-designated cities.

Retail Banking Unit

The Retail Banking Unit provides products and services mainly to individual customers such as business owners, land owners, lease holders, etc., and SMEs.

In response to the challenges of business growth, expansion and succession and the needs of business owner customers such as asset inheritance and asset management, etc., we provide the most suitable solutions in relation to both corporate and individual matters by unifying our banking, trust banking and securities functions. Through those efforts, we aim to be a “long-term business partner” of our customers in relation to both corporate and individual matters.

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

Mizuho Bank and Mizuho Securities introduced the dual-hat structure in several offices in Japan. Mizuho Bank and Mizuho Securities collaborate globally to implement our securities strategy on a global basis and to provide our customers solutions based on their capital management, business strategy and financial strategy.

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

Corporate Banking Unit

The Corporate Banking Unit provides products and services with the corporate market, consisting mainly of mid-sized enterprises and SMEs.

We provide a range of solution businesses in accordance with the growth strategy of our corporate customers: stable fund-raising, mergers and acquisitions and initial public offerings for customers in their start-up or growth stages, and management buy-out, business succession, entry into new business lines and business restructuring for customers in mature or transition stages, through unifying our banking, trust banking and securities functions.

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

We also positively attend to the funding needs of our customers to support the business growth of customers.

Financial Institutions & Public Sector Business Unit

The Financial Institutions & Public Sector Business Unit provides products and services mainly to financial institutions and central and local governments.

For financial institution customers in Japan, we offer advisory services and solutions, such as advice on financial strategy and risk management, support for overseas business, support for revitalization of regional economies and proposals on various investment products, by concentrating our various financial expertise from each group company to meet the increasingly sophisticated and varied needs of customers. As part of our approach to revitalize the community, we established the “Sixth Industry Fund for the Agriculture, Forestry and Fishing Sector” to promote stable growth and development of the primary industry of agriculture, forestry and fishery by adding value through the integration of its production, processing and logistical operations and transform such industry into the so-called* sixth industry, and we invest in entities that engage in the transformation thereof.

*Sixth industry refers to activities to creat new added value through the comprehensive and unified promotion of the first industry consisting of agriculture, forestry and fishing sectors, the second industry consisting of manufacturing sector as well as the third industry consisting of retail and other businesses (1st x 2nd x 3rd = 6th industry).

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

We also actively promote business with non-Japanese corporate customers, such as business development towards Asia by the U.S. and European global companies as well as business expansion of Asian multi-national enterprises within Asia, through our global network. In addition, with respect to our non-Japanese corporate customers, we selected approximately 30 companies as key marketing targets called “Super30” under each of our four overseas area units (approximately 120 companies worldwide) in our effort to expand clients’ businesses through our long-term relationships. In pursuing our goal of evolving this Super30 strategy, we are seeking expansion of key customer base (Super 50) and further enhancing the promotion of alliances between banking and securities businesses and have produced solid results such as securing the role of lead arranger in a financing for a large-scale acquisition project for reorganization sectors. Our acquisition of a credit portfolio in respect of the wholesale market in North America from The Royal Bank of Scotland plc has accelerated the realization of our goals.

Further, we actively implement initiatives to meet the diverse needs of our overseas customers by expanding our overseas office network and strengthening our overseas support framework for our customers.

Mizuho Bank (China), Ltd., a wholly-owned subsidiary of Mizuho Bank, opened its Changshu Sub-branch in China in May 2014. Mizuho Bank opened the Eastern Seaboard branch of the Bangkok branch in Thailand in March 2015 and acquired approval of the local regulatory agencies for opening of a branch in Myanmar and its 5th branch in India in October 2015 and August 2015, respectively. In South America, Mizuho Bank opened the Santiago Representative Office of its New York branch in Chile in September 2014. With respect to our Europe operation, Mizuho Bank Nederland N.V., a wholly owned subsidiary of Mizuho Bank, acquired the approval of the local regulator for opening of Vienna branch.

We will continue to strengthen our overseas support framework through actions such as providing local information and supplementing services by forming business alliances with government-affiliated organizations and local financial institutions mainly in emerging nations where Japanese corporations are considering expanding their businesses.

Investment Banking Unit

The Investment Banking Unit provides sophisticated financial solutions mainly in the business areas of mergers and acquisitions, real estate, asset finance, project finance and corporate finance. We are responding to the needs of our broad customer base such as large companies and SMEs by unifying banking, trust banking and securities functions, whereby, we aim to enhance customer satisfaction.

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

We continue to commit to our customers’ needs by unifying banking, trust banking and securities functions mainly in Asia.

Asset Management Unit

The Asset Management Unit provides products and services that correspond to the needs of a broad customer base ranging from individuals to institutional investors by unification of banking, trust banking and securities functions as well as the businesses of our asset management group companies such as Mizuho Asset Management Co., Ltd., Shinko Asset Management Co., Ltd. and DIAM Co., Ltd.

In the pension-related business, we provide comprehensive pension proposals that include services and products related to defined contribution as well as defined benefit pension plans to meet the needs of customers.

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

In addition to banking, trust banking and securities functions, we designated the asset management area as our “4th pillar,” and we are striving to respond to the increasingly sophisticated and diverse needs of our customers through our group-wide resources.

Markets Unit

The Markets Unit engages in the business of sales and trading of financial products related to, among others, interest rates, foreign exchange, equity, commodities, etc., as well as principal investments in interest rates, equities and credit.

With respect to the sales and trading business, we offer products and services to meet the diverse needs of our customers and support their global business by integrating our banking, trust and securities functions and utilizing our global network.

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

In addition, with respect to our principal investments business, we combine our strong investment capabilities with early detection of trends and diversification of our principal investments to manage market fluctuations so that our portfolio is more sound and stable.

Mizuho’s Group Companies

Mizuho Bank: Banking Business

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

•	Domestic exchange settlement, including exchange for remittance, credit to current accounts and money collection services;

•	Foreign exchange transaction services, including various foreign exchange services relating to international transactions such as imports, exports and foreign remittance; and

•	Other financial products and services.

Mizuho Trust & Banking: Trust Banking Business

Mizuho Trust & Banking is a trust bank that provides individual and corporate customers with products and services utilizing trusts. We respond to our customers’ needs by providing appropriate solutions developed based on our specialized expertise as a trust bank. Through such measures, we aim to become the “trust bank that is most trusted by customers.” In addition, we actively strive to open new frontiers in the trust business, including through the development of new products.

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

Mizuho Securities: Securities Business

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

In addition, with an aim to provide advanced solutions in banking and securities businesses, we have also introduced a dual-hat structure with Mizuho Bank and meet our customers’ needs by unifying banking, trust banking and securities functions of the Mizuho group.

Markets and Product Business

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

Mizuho Asset Management & DIAM

Mizuho Asset Management and DIAM (an equity method affiliate of ours), provide quality asset management products and services for our group companies and customers that reflect their respective strengths. Each company offers a variety of investment trust products that meet the increasingly sophisticated and diverse needs of our customers.

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

Mizuho Private Wealth Management

Mizuho Private Wealth Management offers consulting services tailored to the needs of its ultra high net worth customers. These services range from consulting on customers’ financial needs, such as wealth management, arranging for business and assets succession and related services to advise customers on various personal life matters, including managing the health of the customers themselves and family members and their children’s education.

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

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of May 7, 2015): (i) ordinary banks, of which there were 125, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 16, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

As of May 7, 2015, there were 54 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. In recent years, the governmental postal business has been in the process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. Privatization of the banking and insurance subsidiaries, which was originally planned to be completed by 2017, was suspended in December 2009. In April 2012, a law was enacted under which Japan Post was retransformed into a joint stock corporation holding three operating companies in October 2012, and the deadline of the privatization of banking and insurance subsidiaries was abolished and replaced with a statement that the privatization is to be conducted in the near future. In December 2014, Japan Post Holdings published a plan for the listing of the three main companies of the Japan Post group, in accordance with which Japan Post Holdings will implement a secondary offering of the shares of the banking and insurance subsidiaries and list their shares in or after the middle of the fiscal year ending March 31, 2016, concurrently with the secondary offering of the shares of Japan Post Holdings held by the Japanese government and the listing of Japan Post Holdings. Japan Post Holdings, in the beginning, plans to gradually dispose of the two subsidiaries’ shares down to approximately 50% ownership, although Japan Post Holdings has not indicated a concrete schedule for the complete disposal of the two subsidiaries’ shares.

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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate from April 2010, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, was 0.084%. However, for the fiscal years ended March 31, 2013, 2014 and 2015, because there were no insured bank failures, the effective premium rate of 0.07% was applied retroactively from the beginning of such fiscal years, and the amount paid in excess of such rates was respectively reimbursed to insured banks without interest. The effective premium rate from April 1, 2015 was changed to 0.042%.

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

Recovery and Resolution Plan

In November 2014, the Financial Stability Board published the latest list of G-SIFIs. The list is annually updated by the Financial Stability Board each November, and the list as of November 2014 includes us. A recovery and resolution plan must be put in place for each G-SIFI, and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., as part of crisis management, financial institutions identified as G-SIFIs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIFI.

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

Credit Limits

The Banking Act restricts the aggregate amount of exposure to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The limits applicable to a bank holding company and bank with respect to their aggregate exposure to any single customer or customer group are established by the Banking Act and regulations thereunder. The Banking Act and the related regulations were amended, which became effective from December 2014, to tighten the previous restrictions to meet international standards. As a result of these amendments, the current credit limit for a single customer or a customer group is 25% of the total qualifying capital, with certain adjustments, of the bank holding company or bank and its subsidiaries and affiliates,.

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

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Law Concerning Restriction on Shareholdings by Banks. The Bank’s Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2017. The Bank’s Shareholdings Purchase Corporation purchased ¥1,026.5 billion of shares during the period from March 12, 2009 through May 31, 2015. The Bank’s Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2027 by taking into consideration the effects on the stock market.

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

Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.

Japanese banks with only domestic operations and bank holding companies the subsidiaries of which operate only within Japan are subject to the revised capital adequacy guidelines that have been applied from March 31, 2014, and those banks and bank holding companies are required to have a minimum Core Capital ratio of 4%. However, those banks and bank holding companies that apply the internal rating based approach are required to have a minimum Common Equity Tier 1 ratio of 4.5% on both a consolidated and non-consolidated basis, calculated on the assumption that the banks and bank holding companies are those with international operations.

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

The Basel Committee on Banking Supervision issued a consultative document on the risk management, capital treatment and supervision of interest rate risk in the banking book in June 2015. The document presents two options for the capital treatment of interest rate risk in the banking book; (i) a standardised Pillar 1 (minimum capital requirements) approach and (ii) an enhanced Pillar 2 approach. A standardised Pillar 1 approach is the adoption of a uniformly applied Pillar 1 measure for calculating minimum capital requirements for interest rate risk, which would have the benefit of promoting greater consistency, transparency and comparability. An enhanced Pillar 2 approach, which includes quantitative disclosure of interest rate risk in the banking book based upon the proposed Pillar 1 approach, would better accommodate differing market conditions and risk management practices across jurisdictions. The schedule of the implementation is not stated explicitly.

For further information of the capital adequacy, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

Leverage Ratio

The leverage ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Any final adjustments to the definition and calibration of the leverage ratio will be made by the Basel Committee on Banking Supervision by 2017, with a view to migrate to a Pillar 1 (minimum capital requirements) treatment on January 1, 2018, based on appropriate review and calibration.

For further information regarding the leverage ratio, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

Liquidity

Two minimum standards for funding liquidity will be introduced. The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows it could encounter under an acute short-term stress scenario. The Group of Governors and Heads of Supervision agreed on a revised LCR standard on January 6, 2013, and the Basel Committee on Banking Supervision issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015, under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of High-Quality liquid assets by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR is introduced with a minimum requirement of 60% during the period from March 31 to December 31, 2015, which subsequently rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019. The Basel Committee on Banking Supervision issued final requirements for LCR-related disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.

The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. The Basel Committee on Banking Supervision finalized the NSFR framework in October 2014, and the NSFR will scheduled to be introduced as a minimum standard by the Financial Securities Agency by January 1, 2018.

Total Loss Absorbing Capacity

Related to capital adequacy, in November 2014, the Financial Stability Board issued for public consultation policy proposals consisting of a set of principles and a detailed term sheet on the adequacy of loss-absorbing and recapitalization capacity of G-SIBs. Under the proposal, G-SIBs are required to meet a new requirement for total loss absorbing capacity (“TLAC”), which should consist only of liabilities that can be effectively written down or converted into equity during resolution of a G-SIB without disrupting the provision of critical functions. The Financial Stability Board proposes that a minimum Pillar 1 common TLAC requirement be set within the range of 16-20% of risk-weighted assets and at least twice the Basel 3 leverage ratio requirement, and authorities may set additional Pillar 2 TLAC requirements for individual firms above the minimum Pillar 1 common TLAC requirement. The proposals will be finalized to form a new minimum standard for TLAC taking account of the results of the consultation and of the impact assessments. The final version is scheduled to be delivered to the G20 Leaders’ Summit scheduled to be held in November 2015.

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

Prevention of Money Laundering

Under the Act Preventing Transfer of Profits Generated from Crime (Hanzai ni yoru Syueki no Iten Boushi ni kansuru Houritsu) (Act No. 22 of 2007, as amended), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions. Certain amendments to the law became effective in April 2013, which tightened, among other things, customer identification requirements. Further amendments to the law were promulgated in November 2014 and will become effective by November 2016 for clarification of the judgment method of suspicious transactions, strict verification at the time of the conclusion of correspondence contracts and expansion of the obligation for business operators to make efforts to develop necessary systems.

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

As a financial holding company, we are also subject to additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10% and a leverage ratio of at least 5%. We and each of our U.S. insured depository institution subsidiaries must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Further, Mizuho Financial Group and Mizuho Bank must also meet such capital standards as calculated under their home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance without the prior approval of the Federal Reserve Board, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

U.S. branches, agencies and representative offices of foreign banks must be licensed, and are also supervised and regulated, by either a state banking authority or by the Office of the Comptroller of the Currency, the U.S. federal bank regulatory agency that charters and regulates national banks and federal branches and agencies of foreign banks. Each branch and representative office in the United States of Mizuho Bank is state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

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

Mizuho Bank (USA) is a state-chartered bank that is a member of the Federal Reserve System whose deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). As such, Mizuho Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Department of Financial Services, as well as to relevant FDIC regulation.

Mizuho Trust & Banking Co. (USA) is a state-chartered bank and trust company that is not a member of the Federal Reserve System, but whose deposits are insured by the FDIC. As such, Mizuho Trust & Banking Co. (USA) is subject to regulation, supervision and examination by the FDIC and the New York State Department of Financial Services.

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding organization is subject to comparable home country standards. On February 18, 2014, the Federal Reserve Board finalized regulations that will impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Bank. In particular, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. Additionally, the Federal Reserve Board expects to finalize single counterparty credit limits and early remediation requirements for foreign banking organizations at a later date. In addition, foreign banking organizations with consolidated U.S. assets of $50 billion or more (excluding the assets of U.S. branches and agencies) will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold all of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis.

Under Section 619 of the Dodd-Frank Act, also known as the so-called “Volcker Rule,” any insured depository institution; any insured depository institution holding company; any non-U.S. bank with branches in the United States, such as Mizuho Bank; and any affiliate or subsidiary of such entities (each, a “banking entity”) will be prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. U.S. financial regulators approved final rules implementing Section 619 of the Dodd-Frank Act on December 10, 2013. At the time of their release, these final rules included an initial conformance period requiring banking entities to bring their activities and investments into compliance by July 21, 2015, absent further extension by the Federal Reserve Board. On December 18, 2014, the Federal Reserve Board announced an extension to the Volcker Rule conformance period, to give banking entities until July 21, 2016 to conform investments in and relationships with covered funds and foreign funds that were in place prior to December 31, 2013 (“legacy covered funds”). The Federal Reserve Board also announced its intention to act in the future to grant banking entities an additional one-year extension of the conformance period until July 21, 2017, to conform ownership interests in and relationships with these legacy covered funds. The Federal Reserve did not act to extend the conformance period for proprietary trading activities.

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

Our affiliate Mizuho Bank is our only affiliate to have engaged in activity that is relevant for this purpose. Mizuho Bank maintains compliance policies and procedures to conform its operations to all applicable economic sanctions laws and regulations, and is increasing resources dedicated to this effort. In that context, and only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions, non-U.S. branches of Mizuho Bank engaged in a limited number of activities reportable under Section 219 during the period covered by this annual report, as described below. No U.S. branches of Mizuho Bank were involved in any of these activities.

Legacy guarantees and loan obligations

During the period covered by this disclosure, Mizuho Bank was party to two legacy counter guarantees that were opened in connection with activities of its customers for the benefit of Iranian banks. When such guarantees were entered into, the banks in question had not been designated under U.S. Executive Orders (“E.O.”) 13224 or 13382, although they were subsequently so designated. Mizuho Bank maintained these guarantees post-designation only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions. As contractual obligations, these guarantees cannot be exited by Mizuho Bank unilaterally until there is full performance under the contract that is supported by the counter guarantees. In the fiscal year ended March 31, 2015, Mizuho Bank received fees of approximately ¥0.7 million attributable to these guarantees and net profits of less than that amount. Mizuho Bank did not pay guarantee fees to Iranian banks during this period. Mizuho Bank continues to seek to terminate these counter guarantees. Mizuho Bank has no intention to enter into any further similar guarantees.

Activities through correspondent banking accounts

In the fiscal year ended March 31, 2015, Mizuho Bank conducted a limited number of fund transfers through accounts it maintains for or at a limited number of Iranian banks designated under E.O. 13224 or 13382 and a limited number of other banks related to the Government of Iran. Mizuho Bank processed these transfers only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2015 attributable to this activity, excluding the humanitarian transactions described below, was approximately ¥0.2 million, with a net profit of less than that amount. Mizuho Bank will continue processing transfers through these accounts only under the limited circumstances where the transfer would conform to Mizuho Bank’s compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Humanitarian transactions through correspondent banking accounts

In addition, in accordance with the Joint Plan of Action (JPOA) agreed between EU3+3 (France, Germany, the United Kingdom, China, Russia and the United States) and Iran in November 2013, Mizuho Bank has been providing settlement services in connection with humanitarian trade to assist in meeting Iran’s domestic needs, namely food, agricultural commodities, medicines and medical devices, since March 2014. The overall framework for these settlement services is based on an agreement between U.S. and Japanese authorities, and the relevant U.S. regulator authorizes that the settlement services are in compliance with applicable U.S. laws and regulations. The purchasers of the humanitarian goods were entities in or affiliated with Iran, including the Iranian government. The sellers of the humanitarian goods were entities permitted by U.S. and Japanese regulators. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments. These transactions were conducted through the use of special purpose yen accounts maintained with Mizuho Bank outside of the United States by Iranian financial institutions that are controlled by the Iranian government. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2015 attributable to this activity was approximately ¥36.7 million, with a net profit of less than that amount.

Mizuho Bank intends to continue to provide these remittance and other settlement services in connection with the exports of humanitarian goods to Iran in close coordination with U.S. and Japanese authorities.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2015:

Notes:

(1)	DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.
(2)	On July 1, 2015, an absorption-type merger came into effect with Mizuho Office Management, Co. Ltd., our affiliated company, as the surviving company, and Mizuho Financial Strategy as the dissolving company.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2015

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	95.8%	95.8%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7%	98.7%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6%	98.6%
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Shinko Asset Management Co., Ltd.	Japan	Investment management	94.3%	94.8%
Mizuho Trust Realty Company Limited	Japan	Real estate agency	86.7%	76.9%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
UC Card Co., Ltd.	Japan	Credit card	51.0%	51.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2014 and 2015:

	At March 31,
	2014	2015
	(in millions of yen)
Land	¥410,739	¥563,295
Buildings	800,680	822,229
Equipment and furniture	435,655	450,656
Leasehold improvements	92,052	82,610
Construction in progress	35,789	14,745
Software	725,287	862,353

Total	2,500,202	2,795,888
Less: Accumulated depreciation and amortization	1,143,608	1,163,403

Premises and equipment—net	¥1,356,594	¥1,632,485

Our head office is located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The headquarter buildings of Mizuho Financial Group and Mizuho Bank are each leased from a third party.

The total area of land related to our material office and other properties at March 31, 2015 was approximately 843,000 square meters for owned land and approximately 16,000 square meters for leased land.

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

In June 2014, we transformed into a “Company with Three Committees,” as defined in the Companies Act, in order to further enhance corporate governance through strengthening the supervisory function of the Board of Directors over the execution of our business and improving the transparency of management processes, and in order to enhance the flexibility of management by facilitating swifter decision making.

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

Noninterest Income

Noninterest income consists mainly of fee and commission, investment gains (losses)—net, trading account gains (losses)—net and foreign exchange gains (losses)—net.

Fee and commission include the following:

•

fee and commission from securities-related business, including brokerage fee and commission related to securities underwriting, fee and commission related to investment trusts and individual annuities and other securities-related activities;

•

fee and commission from deposits and lending business, which consist mostly of fee and commission related to our loan businesses, including fees related to the arrangement of syndicated loans and other financing transactions such as arrangement fees related to management buy-out transactions and fees related to deposits such as account transfer charges;

•	fee and commission from remittance business, including service charges for domestic and international funds transfers and collections;

•	trust fees, including trust fees earned primarily through fiduciary asset management and administration services for corporate pension plans and investment funds; and

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

Noninterest Expenses

Noninterest expenses primarily include salaries and employee benefits, general and administrative expenses, occupancy expenses and fee and commission expenses.

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

The principal items included in fee and commission expenses are fee and commission expenses for remittance services, which mainly include commission expenses paid in connection with remittance transactions and securities-related businesses, which mainly include transactions costs such as brokerage fees paid.

Operating Environment

We operate principally in Japan, and our performance has generally tracked the macro economy of Japan.

Since the fiscal year ended March 31, 2013, the gradual recovery in the global economy has continued, although some weaknesses in the recovery have been seen in some regions. In the fiscal year ended March 31, 2015, this recovery continued particularly in the major industrialized countries, but it remained necessary to monitor the economic outlook for Europe, China and emerging countries, geopolitical risks, and the effect of the decline in crude oil prices. In the United States, the economy continues to recover as employment conditions improved and consumer spending picked up. It is expected that the steady recovery in the economy will continue, while the possible effects of movements toward normalization of monetary policy requires continued monitoring. In Europe, the economies of the Euro area continued to recover gradually, in addition to steady recovery in the United Kingdom. Although it is expected that the economies of the region will continue to follow a track to recovery, the effect of the consequence of debt problems (including developments in Greece), high unemployment rates, the effect of the slowdown of the Russian economy and conflicts in Ukraine and trends in monetary policy require continued monitoring. In Asia, overall economic growth lacked momentum, partially due to the weakening in exports. In the coming year, it is expected that regional demand will increase supported by low crude oil prices. However, because there are still uncertainties in the global economy, such as the potential interest rate hike in the United States which could draw capital out from the region, it is expected that growth of the regional economy will remain gradual. In China, although the economy continued to grow in a stable manner, the pace of economic growth was significantly slower. The Chinese government itself described the current situation of China’s economy as the “New Normal,” under which it is expected to continue to grow at a medium to high rate. However, a possibility of a slowdown in growth rate began to be recognized mainly due to the issues of excess equipment in the manufacturing sector and weakness in the real estate market. In addition, the Shanghai stock exchange composite index has recently been showing significant volatility and requires continued monitoring. In Japan, as the gradual economic recovery trend continued, there were improvements in employment conditions and companies’ earnings. As for the future outlook of the Japanese economy, while due attention is required for the risk of the slowing down of overseas economies, the Japanese economy can be expected to continue picking up, supported by such factors as growth in consumer spending backed by a recovery in employee wages and increased exports due to the continued trend of depreciation of the yen against other major currencies.

Key indicators of Japanese economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis increased by 1.0% and 2.1% in the fiscal years ended March 31, 2013 and 2014, respectively, and decreased by 0.9% in the fiscal year ended March 31, 2015. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the first quarter of calendar 2013 through the first quarter of calendar 2014 and decreased consecutively from the second quarter of calendar 2014 through the first quarter of calendar 2015.

•

The Japanese government has been stating in its monthly economic reports that “the Japanese economy is on a moderate recovery,” while noting that “weakness can be seen in private consumption” in January and February 2015 and that “improvement can be seen in the corporate sector” in March and April 2015. The reports in May and June 2015 further noted that “private consumption is showing signs of picking up” and that “consumer prices are rising moderately.” The June 2015 report also noted that “business investment is picking up recently.”

•	Japan’s core nationwide consumer price index decreased by 0.2% in the fiscal year ended March 31, 2013, but increased by 0.8%, 2.8% in the fiscal year ended March 31, 2014 and 2015.

The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2012 through the first quarter of 2015:

•

In January 2013, the Bank of Japan announced that it would set a “price stability target” at 2% in terms of the year-on-year rate of change in the consumer price index and introduced the “open-ended asset purchasing method” under the asset purchase program, pursuant to which financial assets will be purchased on a monthly basis without setting any termination date, for the purpose of taking additional steps to provide monetary accommodation decisively. Furthermore, the Japanese government and the Bank of Japan released a joint statement that they would strengthen their policy coordination and work together in order to overcome deflation early and achieve sustainable economic growth with price stability. In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing and that it would continue with the easing which aims to achieve the price stability target of 2% until that target is maintained in a stable manner. Under the easing, the Bank of Japan changed the main operating target for money market operations from the uncollateralized overnight call rate to the monetary base, and announced that it would double the monetary base and the amounts outstanding of Japanese government bonds as well as Exchange-traded funds (“ETFs”) in two years and more than double the average remaining maturity of Japanese government bonds purchases. In October 2014, for the purpose of pre-empting manifestation of the risk that the conversion of deflationary mindsets might be delayed and maintaining the improving momentum of expectation formation, the Bank of Japan announced that it would expand the “quantitative and qualitative monetary easing.” In particular, the Bank of Japan also announced that it would expand the monetary base to be increased at an annual pace of about ¥80 trillion (an addition of about ¥10-20 trillion compared with the past). The Bank of Japan also announced that it would expand the purchases of Japanese government bonds to be increased at an annual pace of about ¥80 trillion (an addition of about ¥30 trillion compared with the past) and expand the purchases of ETFs and Japan real estate investment trusts so that their amounts outstanding would be increased at an annual pace of ¥3 trillion (tripled compared with the previously announced amount) and ¥90 billion (tripled compared with the previously announced amount), respectively. Additionally, the Bank of Japan announced it would make ETFs that track the JPX-Nikkei Index 400 eligible for purchase.

The following charts show movements in long-term rates from January 2012 to June 2015, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2012 to June 2015, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, the aggregate monthly average balance of bank loans compared with that of the previous year started to increase in October 2011 and has continued to increase, with the rate of increase gradually rising, through March 2015.

•

The CDS index called Markit iTraxx Japan, which is composed of 50 of the most liquid investment grade CDSs for Japanese entities, fell to 57.5 basis points as of March 31, 2015 from 83.6 basis points as of March 31, 2014, but rose to 60.5 basis points as of June 30, 2015. For information on financial transactions for hedging in relation to credit derivatives, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.”

•

According to Teikoku Databank, a Japanese research institution, there were approximately 10,710 corporate bankruptcies in the fiscal year ended March 31, 2013, involving approximately ¥2.9 trillion in total liabilities, approximately 10,102 corporate bankruptcies in the fiscal year ended March 31, 2014, involving approximately ¥2.7 trillion in total liabilities, and approximately 9,044 corporate bankruptcies in the fiscal year ended March 31, 2015, involving approximately ¥1.9 trillion in total liabilities. The number of corporate bankruptcies decreased from a year earlier for the sixth consecutive year, and the amount of total liabilities marked the lowest level in the past ten years.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE with a March 31 fiscal year end, excluding financial institutions and companies newly listed during the relevant fiscal year, increased from ¥23.5 trillion and ¥10.4 trillion, respectively, for the fiscal year ended March 31, 2013, to ¥33.2 trillion and ¥20.4 trillion, respectively, for the fiscal year ended March 31, 2014, and increased to ¥35.2 trillion and ¥21.3 trillion, respectively, for the fiscal year ended March 31, 2015.

•

According to the Bank of Japan, total financial assets of households increased from ¥1,580.3 trillion as of March 31, 2013 to ¥1,623.0 trillion as of March 31, 2014 and increased to ¥1,707.5 trillion as of March 31, 2015. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2012 through the first quarter of 2015:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 23.0% to ¥12,397.91 during the fiscal year ended March 31, 2013, followed by a 19.6% increase to ¥14,827.83 during the fiscal year ended March 31, 2014 and a 29.5% increase to ¥19,206.99 during the fiscal year ended March 31, 2015. Thereafter, the Nikkei Stock Average increased to ¥20,235.73 as of June 30, 2015. The following chart shows the daily closing price of the Nikkei Stock Average from January 2012 to June 2015:

•

The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥94.04 to $1.00 as of March 29, 2013, ¥102.98 to $1.00 as of March 31, 2014 and ¥120.21 to $1.00 as of March 31, 2015. Thereafter, the yen weakened to ¥122.25 to $1.00 as of June 30, 2015. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2012 to June 2015:

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan increased by 6.2%, 10.6% in the fiscal years ended March 31, 2013 and 2014 respectively, but decreased by 10.8% in the fiscal year ended March 31, 2015.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published land prices in Japan decreased by 1.6%, 0.6% and 0.4% during calendar years 2012, 2013 and 2014, respectively.

Capital Improvements

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

Strengthening of Stable Capital Base

In the fiscal year ended March 31, 2015, we strengthened our capital base mainly as a result of earning ¥611.9 billion of consolidated net income (under Japanese GAAP).

With respect to redemptions of previously issued securities, since April 2014, we have redeemed various securities that are eligible Tier 1/Tier 2 capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2014, we redeemed $850.0 million and ¥139.5 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose companies in February 2009 and June 2009, respectively. In June 2015, we redeemed ¥355.0 billion, ¥72.5 billion and ¥25.0 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose companies in December 2008, August 2009 and September 2009, respectively. With respect to Tier 2 capital, in April 2014, we redeemed $1.5 billion of dated subordinated bonds issued by our overseas special purpose company. We redeemed ¥66.0 billion, ¥60.0 billion, ¥55.0 billion and ¥60.0 billion of dated subordinated bonds in June 2014, August 2014, September 2014 and February 2015, respectively, all of which were issued by our subsidiary bank.

With respect to new issuances, we issued ¥100.0 billion, ¥50.0 billion and ¥50.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale investors in Japan in July 2014, December 2014 and June 2015, respectively. In addition, on July 17, 2015, we announced our decision to issue, to qualified institutional investors in Japan, ¥300.0 billion of Additional Tier 1 perpetual subordinated bonds with optional-redemption clause and write-down clause.

Our Common Equity Tier 1 capital ratio under Basel III was 8.80% and 9.43% as of March 31, 2014 and 2015, respectively. We aim to strengthen our capital base, by March 31, 2016, to the level that enables us to stably secure our Common Equity Tier 1 capital ratio under Basel III of 8% or higher (on a fully-effective basis and including the outstanding balance of the eleventh series class XI preferred stock, which was ¥213.1 billion as of March 31, 2015, that will become mandatorily converted into common stock, and will thus be fully recognized as Common Equity Tier 1 capital, by July 2016). We believe that we will be able to secure a sufficient Common Equity Tier 1 capital ratio under Basel III as of March 31, 2019 when it becomes fully effective pursuant to its phase-in implementation. The foregoing target is based on capital regulations that have been announced to date.

The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors.”

Steady Returns to Shareholders

We paid cash dividends with respect to the fiscal year ended March 31, 2015 of ¥7.5 per share of common stock (including interim dividend payments of ¥3.5 per share), an increase of ¥1.0 per share from the previous fiscal year.

We continuously consider the optimal balance between strengthening of stable capital base and steady returns to shareholders. We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework and determine cash dividend payments for each term.

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following:

Loans and Deposits

Loan volume

Our total loan balance increased on a year-on-year basis in the fiscal year ended March 31, 2015 due mainly to an increase in overseas loans. The increase in overseas loans was due mainly to an increase in loans to commercial and industrial and banks and other financial institutions, mainly in Americas and Asia.

Margins between loans and deposits

In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing both in terms of quantity and quality, and the uncollateralized overnight call rate has been maintained at around 0 to 0.1% for several years. Reflecting a decline in short-term interest rate levels of the yen, the average yield on domestic loans decreased from 1.17% in the fiscal year ended March 31, 2014 to 1.09% in the fiscal year ended March 31, 2015, and the average rate on domestic interest-bearing deposits decreased from 0.07% to 0.06%.

Provision (credit) for loan losses

Credit for loan losses decreased by ¥66 billion from the previous fiscal year to ¥60 billion in the fiscal year ended March 31, 2015 due primarily to an increase in allowance for loan losses on impaired loans related to certain domestic borrowers, although we continued to record a credit for loan losses and recorded a decrease in allowance for loan losses on non-impaired loans as a result of upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy. The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans.

Fee and Commission

For the fiscal year ended March 31, 2014, fee and commission increased by ¥63 billion from the previous fiscal year to ¥676 billion due mainly to an increase in fee and commission from securities-related business, such as those related to investment trusts and individual annuities as a result of the upturn in domestic stock markets, and an increase in fees for other customer services. For the fiscal year ended March 31, 2015, fee and commission increased by ¥40 billion from the previous fiscal year to ¥716 billion due mainly to an increase in fee and commission from deposits and lending business as a result of our increased involvement in large overseas transactions, and an increase in fee and commission from other customer services, due mainly to an increase in fees related to real estate in our trust and asset management business of a principal banking subsidiary.

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

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds. As of March 31, 2015, we had a total of ¥22,674 billion of available-for-sale debt securities within our investments, of which ¥17,414 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments, charged to income as an impairment loss. We had ¥27,227 billion and ¥22,674 billion of available-for-sale debt securities as of March 31, 2014 and 2015, respectively, and net unrealized gains of ¥60 billion and ¥73 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. We earned investment gains related to bonds of ¥60 billion in the fiscal year ended March 31, 2014 and ¥104 billion in the fiscal year ended March 31, 2015. The increase in investment gains related to bonds was due mainly to an increase in gains on sales of bonds, which reflected a decline in long-term interest rates. As the Bank of Japan announced a “price stability target” of 2% in January 2013 and the changes in interest rates that could result may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate rise, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management including through the use of internal stress tests.

Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. As of March 31, 2013, 2014 and 2015, we recorded net unrealized gains related to marketable equity securities of ¥1,440 billion, ¥1,754 billion and ¥2,699 billion, respectively, in accumulated other comprehensive income, net of tax in equity. For the fiscal years ended March 31, 2013, 2014 and 2015, impairment losses on available-for-sale securities were ¥76 billion, ¥5 billion and ¥1 billion, respectively, of which impairment losses on marketable equity securities were ¥72 billion, ¥4 billion and ¥1 billion, respectively. We plan to continue managing the size of our stock portfolio in light of the equity market risk that it subjects us to.

Others

Exposure to Certain European Countries (GIIPS)

In Europe, fiscal problems in certain countries, including Greece, Ireland, Italy, Portugal and Spain, have affected the financial system and the real economy, and the uncertainty concerning European economic activity continues to present a risk of a downturn in the world economy. As of March 31, 2015, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $6.4 billion in exposure to obligors in such countries. The breakdown by country and by type of obligor was as follows:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of US dollars)
Greece	$—	$—	$—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	—	—	—
Ireland	0.3	1.5	1.2
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.3	1.5	1.2
Italy	1.4	1.9	0.5
Sovereign	0.1	0.5	0.4
Financial Institutions	0.1	—	(0.1)
Others	1.2	1.4	0.2
Portugal	0.5	0.3	(0.2)
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.5	0.3	(0.2)
Spain	3.0	2.7	(0.3)
Sovereign	—	0.1	0.1
Financial Institutions	—	0.2	0.2
Others	3.0	2.4	(0.6)
Total	$5.2	$6.4	$1.2
Sovereign	0.1	0.6	0.5
Financial Institutions	0.1	0.2	0.1
Others	5.0	5.6	0.6

Notes:

(1)	Figures in the above table are on a managerial accounting basis. The difference between the exposure based on U.S. GAAP and that based on managerial accounting is attributable mainly to the netting of derivatives exposure as described in footnote 2 below and does not have a material impact on total exposure amounts set forth in the above table.
(2)	Figures in the above table represent gross exposure except for derivatives exposure which takes into consideration legally enforceable master netting agreements.

Exposure to Russia and Ukraine

As for our exposure to obligors in Russia, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $5.3 billion in exposure as of March 31, 2014, which decreased to $3.5 billion as of March 31, 2015. Our principal banking subsidiaries (including their overseas subsidiaries) had no exposure to obligors in Ukraine as of March 31, 2014 and 2015. The exposure amounts are on a managerial accounting basis, and footnotes 1 and 2 to the table immediately above are similarly applicable to these amounts.

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

The allowance for loan losses is categorized and evaluated using the following methods:

•

Allowance based on ASC 310. In accordance with ASC 310, “Receivables” (“ASC 310”), we measure the value of specifically identified impaired loans based on the present value of expected cash flows discounted at the loans’ initial effective interest rate, or as a practical expedient, using the observable market price or the fair value of collateral if the loan is collateral dependent, when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The collateral that we obtain for loans consists primarily of real estate or listed securities. In obtaining the collateral, we evaluate the value of the collateral and its legal enforceability, and we also perform subsequent re-evaluations at least once a year. As to collateral of loans that are collateral dependent, in the case of real estate, valuation is generally performed by an appraising subsidiary that is independent from our loan origination sections by using generally accepted valuation techniques such as (i) the replacement cost approach, or (ii) the sales comparison approach or (iii) the income approach, although in the case of large real estate collateral, we generally engage third-party appraisers to perform the valuation. In the case of securities, such securities are typically those of listed companies and observable market prices are used for valuation. Management identifies impaired loans through the credit quality review process, in which the ability of borrowers to service their debt is assessed. The difference between our evaluation of the value of the impaired loan and its principal amount is the amount of the impairment which is recorded in the allowance for loan losses. Estimation of future cash flows is based on a comprehensive analysis of the borrower’s ability to service the debt, any progress made on the borrower’s rehabilitation program and the assumptions used therein.

•

Allowance based on ASC 450. In accordance with ASC 450, “Contingencies” (“ASC 450”), a formula-based allowance utilizing historical loss factors is applied to certain impaired loans which are aggregated for purposes of measuring impairment, groups of small balance, homogeneous loans and other non-homogeneous loans that have not been identified as impaired. The determination of expected losses is based on a statistical analysis of our historical default and loan loss data, as well as data from third-party sources. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

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

We assess probable loss amounts for guarantees by using the same categories and evaluation methods as loans. We similarly assess probable loss amounts for loan commitments, taking into account the probability of drawdowns.

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

Valuation of Deferred Income Taxes

Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. Pursuant to ASC 740, “Income Taxes” (“ASC 740”), a valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized, based on projected future income, future reversals of existing taxable temporary differences and tax-planning strategies. Because we have not opted to be subject to consolidated taxation, deferred tax assets and liabilities are calculated separately for each member of our consolidated group.

The determination of a valuation allowance is an inherently uncertain process due to the use of projected future taxable income and subjective assessments in the effectiveness of our available tax-planning strategies provided for under ASC 740. Variances in future projected operating performance or tax law changes could result in a change in the valuation allowance. Variances in the net unrealized gains on available-for-sale securities could also affect a change in the valuation allowance, because we consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income mainly with respect to our principal banking subsidiaries in Japan. Although we evaluate that this tax-planning strategy is prudent and feasible, it has limitations and risks such as the resulting decrease in net unrealized gains on available-for-sale securities that are available to be utilized in the future. If we are not able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to income tax expense in the period when such determination is made, and this could materially and adversely affect our financial condition and results of operations.

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

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions of yen)
Interest and dividend income	¥1,423	¥1,423	¥1,458
Interest expense	412	402	412

Net interest income	1,011	1,021	1,046
Provision (credit) for loan losses	140	(126)	(60)

Net interest income after provision (credit) for loan losses	871	1,147	1,106
Noninterest income	1,439	1,083	1,801
Noninterest expenses	1,425	1,504	1,639

Income before income tax expense	885	726	1,268
Income tax expense	4	226	438

Net income	881	500	830
Less: Net income (loss) attributable to noncontrolling interests	6	2	27

Net income attributable to MHFG shareholders	¥875	¥498	¥803

Executive Summary

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Net interest income increased by ¥25 billion, or 2.4%, from the previous fiscal year to ¥1,046 billion in the fiscal year ended March 31, 2015 due to an increase in net foreign interest and dividend income of ¥69 billion, offset in part by a decrease in net domestic interest and dividend income of ¥44 billion. The increase in net foreign interest and dividend income was due mainly to increases in interest income from foreign loans and foreign investments as a result of an increase in average balance, mainly in Americas and Asia. The decrease in net domestic interest and dividend income was due mainly to decreases in interest income from domestic loans as a result of a decrease in the average yield, and domestic investments as a result of a decrease in interest income on interest on securities, both reflecting declines in interest rate levels of yen. Credit for loan losses decreased by ¥66 billion from the previous fiscal year to ¥60 billion in the fiscal year ended March 31, 2015 due primarily to an increase in allowance for loan losses on impaired loans related to certain domestic borrowers, although we continued to record a credit for loan losses and recorded a decrease in allowance for loan losses on non-impaired loans as a result of upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy.

Noninterest income increased by ¥718 billion, or 66.3%, from the previous fiscal year to ¥1,801 billion in the fiscal year ended March 31, 2015. The increase was due mainly to trading account gains—net of ¥690 billion compared to trading account losses—net of ¥60 billion in the previous fiscal year, offset in part by a decrease in foreign exchange losses—net of ¥35 billion compared to foreign exchange gains—net of ¥26 billion in the previous fiscal year. The change in trading account gains (losses)—net was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected and an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP. The decrease in foreign exchange gains (losses)—net was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2015.

Noninterest expenses increased by ¥135 billion, or 9.0%, from the previous fiscal year to ¥1,639 billion in the fiscal year ended March 31, 2015. The increase was due mainly to increases in general administrative expenses of ¥43 billion, salaries and employee benefits of ¥18 billion and occupancy expenses of ¥17 billion. The increase in general administrative expenses was due mainly to increases in domestic consumption tax, reflecting the rise in the consumption tax rate, IT-related costs and advertising expenses. The increase in salaries and employee benefits was due mainly to an increase in overseas personnel expenses, offset in part by a decrease in employee retirement benefit expenses. The increase in occupancy expenses was due mainly to increases in rent expenses and depreciation expenses of tangible fixed assets.

As a result of the foregoing, income before income tax expense increased by ¥542 billion, or 74.7%, from the previous fiscal year to ¥1,268 billion in the fiscal year ended March 31, 2015. Income tax expense increased by ¥212 billion from the previous fiscal year to ¥438 billion in the fiscal year ended March 31, 2015, due to increases in both current tax expense and deferred tax expense.

Net income increased by ¥330 billion, or 66.0%, from the previous fiscal year to ¥830 billion in the fiscal year ended March 31, 2015. Net income attributable to noncontrolling interests increased by ¥25 billion from the previous fiscal year to ¥27 billion in the fiscal year ended March 31, 2015. As a result, net income attributable to MHFG shareholders increased by ¥305 billion, or 61.2%, from the previous fiscal year to ¥803 billion in the fiscal year ended March 31, 2015.

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

Noninterest income decreased by ¥356 billion, or 24.7%, from the previous fiscal year to ¥1,083 billion in the fiscal year ended March 31, 2014. The decrease was due mainly to trading account losses—net of ¥60 billion compared to trading account gains—net of ¥534 billion in the previous fiscal year, offset in part by an increase in investment gains—net of ¥145 billion and an increase in fee and commission income of ¥63 billion. The change in trading account gains (losses)—net was due mainly to an increase in losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected and an increase in losses related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP. The increase in investment gains—net was due mainly to an increase in investment gains related to equity securities and other investment gains recorded in the fiscal year ended March 31, 2014 compared to other investment losses in the previous fiscal year, offset in part by a decrease in investment gains related to bonds. The increase in investment gains related to equity securities was due mainly to a decrease in impairment losses on equity securities and an increase in gains on sales of equity securities, both of which were results of an upturn in domestic stock market conditions. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds, which reflected a rise in long-term interest rates of the yen and certain other major currencies. The increase in fee and commission was due mainly to an increase in fee and commission from securities-related business, as a result of upturn in domestic stock markets, and an increase in fees for other customer services.

Noninterest expenses increased by ¥79 billion, or 5.5%, from the previous fiscal year to ¥1,504 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in general and administrative expenses of ¥47 billion and an increase in salaries and employee benefits of ¥15 billion. The increase in general and administrative expenses was due mainly to increases in IT-related costs and advertising expenses. The increase in salaries and employee benefits was due mainly to an increase in overseas personnel expenses, offset in part by the effect of decreased employee retirement benefit expenses.

As a result of the foregoing, income before income tax expense decreased by ¥159 billion, or 18.0%, from the previous fiscal year to ¥726 billion in the fiscal year ended March 31, 2014. Income tax expense increased by ¥222 billion from the previous fiscal year to ¥226 billion in the fiscal year ended March 31, 2014 due mainly to deferred tax expense of ¥90 billion compared to deferred tax benefit of ¥44 billion in the previous fiscal year and an increase in current tax expense of ¥88 billion.

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

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013			2014			2015
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥3,096	¥3	0.10%	¥10,995	¥12	0.10%	¥15,900	¥20	0.12%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	6,676	11	0.17	4,048	8	0.21	4,771	8	0.17
Trading account assets	9,019	15	0.17	6,937	24	0.35	6,755	32	0.47
Investments	38,974	191	0.49	34,481	155	0.45	31,690	127	0.40
Loans	53,222	674	1.27	54,230	634	1.17	54,207	593	1.09

Total interest-earning assets	110,987	894	0.81	110,691	833	0.75	113,323	780	0.69

Deposits	70,281	57	0.08	73,858	53	0.07	77,126	50	0.06
Short-term borrowings(1)	26,540	42	0.16	20,471	29	0.14	17,342	24	0.14
Trading account liabilities	2,986	13	0.44	2,836	12	0.42	2,629	14	0.52
Long-term debt	8,184	171	2.09	9,046	178	1.97	11,730	175	1.49

Total interest-bearing liabilities	107,991	283	0.26	106,211	272	0.26	108,827	263	0.24

Net	2,996	611	0.55	4,480	561	0.49	4,496	517	0.45

Foreign:
Interest-bearing deposits in other banks	3,600	15	0.42	4,878	22	0.45	5,689	29	0.51
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	10,226	51	0.50	11,961	34	0.28	10,862	33	0.30
Trading account assets	11,352	154	1.36	11,780	137	1.16	11,950	142	1.19
Investments	2,045	34	1.73	1,910	48	2.52	2,850	79	2.77
Loans	14,289	275	1.92	17,420	349	2.00	21,634	395	1.83

Total interest-earning assets	41,512	529	1.28	47,949	590	1.23	52,985	678	1.28

Deposits	11,700	67	0.58	14,695	80	0.55	19,801	100	0.51
Short-term borrowings(1)	16,653	49	0.29	20,598	28	0.13	20,326	28	0.14
Trading account liabilities	965	11	1.09	1,319	19	1.44	1,692	17	1.05
Long-term debt	733	2	0.40	764	3	0.39	268	4	1.66

Total interest-bearing liabilities	30,051	129	0.43	37,376	130	0.35	42,087	149	0.36

Net	11,461	400	0.85	10,573	460	0.88	10,898	529	0.92

Total:
Total interest-earning assets	152,499	1,423	0.93	158,640	1,423	0.90	166,308	1,458	0.88
Total interest-bearing liabilities	138,042	412	0.30	143,587	402	0.28	150,914	412	0.27

Net	¥14,457	¥1,011	0.63	¥15,053	¥1,021	0.62	¥15,394	¥1,046	0.61

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Interest and dividend income increased by ¥35 billion, or 2.5%, from the previous fiscal year to ¥1,458 billion in the fiscal year ended March 31, 2015. Domestic interest and dividend income accounted for ¥780 billion of the total amount, a decrease of ¥53 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥678 billion, an increase of ¥88 billion from the previous fiscal year.

The decrease in domestic interest and dividend income was due mainly to decreases in interest income from domestic loans and in interest and dividend income from domestic investments. The decrease in interest income from domestic loans was due mainly to a decrease in the average yield, and the decrease in interest and dividend income from domestic investments was due mainly to a decrease in interest income on interest on securities, both reflecting declines in interest rate levels of yen. Changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥48 billion, and changes in the average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥5 billion, resulting in the ¥53 billion decrease in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to increases in interest income from foreign loans and in interest and dividend income from foreign investments. The increases in interest income from foreign loan and interest and dividend income from foreign investments were due mainly to an increase in the average balance mainly in Americas and Asia. Changes in the average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥18 billion, and changes in the average balance of foreign interest-earning assets contributed to an overall increase of ¥106 billion, resulting in the ¥88 billion increase in foreign interest and dividend income.

Interest expense increased by ¥10 billion, or 2.5%, from the previous fiscal year to ¥412 billion in the fiscal year ended March 31, 2015. Domestic interest expense accounted for ¥263 billion of the total amount, a decrease of ¥9 billion from the previous fiscal year, and foreign interest expense accounted for ¥149 billion of the total amount, an increase of ¥19 billion from the previous fiscal year.

The decrease in domestic interest expense was due mainly to decreases in interest expense on domestic short-term borrowings, domestic deposits and long-term debt. The decrease in interest expense on domestic short-term borrowings was due mainly to decreases in the average balance and in the average interest rate, reflecting a decline in short-term interest rate levels of yen. The decreases in domestic deposits and long-term debt were due mainly to a decrease in the average yields reflecting a decline in interest rate levels of yen, offset in part by the effect of an increase in the average balance of long-term debt. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥46 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥37 billion, resulting in the ¥9 billion decrease in domestic interest expense.

The increase in foreign interest expense was due mainly to an increase in interest expense on foreign deposits. The increase in foreign interest expense on foreign deposits was due mainly to an increase in the average balance. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an overall decrease in interest expense of ¥8 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥27 billion, resulting in the ¥19 billion increase in foreign interest expense.

As a result of the foregoing, net interest income increased by ¥25 billion, or 2.4%, from the previous fiscal year to ¥1,046 billion. The average interest rate spread declined by 0.01% from the previous fiscal year to 0.61% in the fiscal year ended March 31, 2015. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods.

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

The increase in foreign interest and dividend income was due mainly to an increase in interest income from foreign loans, offset in part by decreases in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions and in interest income from foreign trading account assets. The increase in interest income from foreign loans was due mainly to an increase in the average balance, mainly in Asia. The decreases in interest income from call loans and funds sold, and receivable under resale agreements and securities borrowing transactions and in interest income from foreign trading account assets were due mainly to a decrease in average yield, reflecting a decline in short-term interest rate levels of major currencies. Changes in the average yields on foreign interest-earning assets contributed to an overall decrease in interest and dividend income of ¥15 billion, and changes in the average balance of foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥76 billion, resulting in the ¥61 billion increase in foreign interest and dividend income.

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

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Credit for loan losses decreased by ¥66 billion from the previous fiscal year to ¥60 billion in the fiscal year ended March 31, 2015 due primarily to an increase in allowance for loan losses on impaired loans related to certain domestic borrowers, although we continued to record a credit for loan losses and recorded a decrease in allowance for loan losses on non-impaired loans as a result of upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy.

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

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions of yen)
Fee and commission	¥613	¥676	¥716
Fee and commission from securities-related business	133	170	172
Fee and commission from deposits and lending business	114	114	131
Fee and commission from remittance business	105	109	110
Trust fees	46	49	50
Fees for other customer services	215	234	253
Foreign exchange gains (losses)—net	21	26	(35)
Trading account gains (losses)—net	534	(60)	690
Investment gains (losses)—net	123	238	271
Investment gains (losses) related to bonds	91	60	104
Investment gains (losses) related to equity securities	56	175	163
Others	(24)	3	4
Equity in earnings (losses) of equity method investees—net	(2)	28	18
Gains on disposal of premises and equipment	12	10	3
Other noninterest income	138	165	138

Total noninterest income	¥1,439	¥1,083	¥1,801

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Noninterest income increased by ¥718 billion, or 66.3%, from the previous fiscal year to ¥1,801 billion in the fiscal year ended March 31, 2015. The increase was due mainly to trading account gains—net of ¥690 billion compared to trading account losses—net of ¥60 billion in the previous fiscal year, offset in part by a decrease in foreign exchange losses—net of ¥35 billion compared to foreign exchange gains—net of ¥26 billion in the previous fiscal year.

Fee and commission

Fee and commission increased by ¥40 billion, or 5.9%, from the previous fiscal year to ¥716 billion in the fiscal year ended March 31, 2015. The increase was due mainly to an increase in fee and commission from deposits and lending business of ¥17 billion and an increase in fees for other customer services of ¥19 billion. The increase in fee and commission from deposits and lending business was due mainly to our increased involvement in large overseas transactions, and the increase in fee and commission from other customer services was due mainly to an increase in fees related to real estate in the trust and asset management business of a principal banking subsidiary.

Foreign exchange gains (losses)—net

Foreign exchange gains (losses)—net was a loss of ¥35 billion in the fiscal year ended March 31, 2015 compared to a gain of ¥26 billion in the previous fiscal year. The change was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2015.

Trading account gains (losses)—net

Trading account gains (losses)—net was a gain of ¥690 billion in the fiscal year ended March 31, 2015 compared to a loss of ¥60 billion in the previous fiscal year. The change was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected, reflecting a decline in long-term interest rates, and an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. For further information on the fair value option, see note 27 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains—net increased by ¥33 billion, or 13.9%, from the previous fiscal year to ¥271 billion in the fiscal year ended March 31, 2015. The increase was due mainly to an increase in investment gains related to bonds of ¥44 billion, or 73.3%, from the fiscal year ended March 31, 2014 to ¥104 billion in the fiscal year ended March 31, 2015, offset in part by a decrease in investment gains related to equity securities of ¥12 billion, or 6.9%, from the fiscal year ended March 31, 2014 to ¥163 billion in the fiscal year ended March 2015. The increase in investment gains related to bonds was due mainly to an increase in gains on sales of bonds in the fiscal year ended March 31, 2015 as a result of a decline in long-term interest rates. The decrease in investment gains related to equity securities was due mainly to a decrease in gains on sales of investment account equity securities in the fiscal year ended March 31, 2015.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Noninterest income decreased by ¥356 billion, or 24.7%, from the previous fiscal year to ¥1,083 billion in the fiscal year ended March 31, 2014. The decrease was due mainly to trading account losses—net of ¥60 billion compared to trading account gains—net of ¥534 billion in the previous fiscal year, offset in part by an increase in investment gains—net of ¥145 billion and an increase in fee and commission income of ¥63 billion.

Fee and commission

Fee and commission increased by ¥63 billion, or 10.3%, from the previous fiscal year to ¥676 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in fee and commission from securities-related business of ¥37 billion and an increase in fees for other customer services of ¥19 billion. The increase in fee and commission from securities-related business was due mainly to an increase in fee and commission related to investment trusts and individual annuities as a result of the upturn in domestic stock markets during the fiscal year ended March 31, 2014 compared to the previous fiscal year.

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

Investment gains (losses)—net

Investment gains—net increased by ¥115 billion, or 93.5%, from the previous fiscal year to ¥238 billion in the fiscal year ended March 31, 2014. The increase was due mainly to an increase in investment gains related to equity securities of ¥119 billion, offset in part by a decrease in investment gains related to bonds of ¥31 billion. The increase in investment gains related to equity securities was due mainly to a decrease in impairment losses on equity securities and an increase in gains on sales of equity securities, both of which were results of an upturn in domestic stock market conditions during the fiscal year ended March 31, 2014. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds in the fiscal year ended March 31, 2014, which reflected a rise in long-term interest rates of the yen and certain other major currencies during the fiscal year ended March 31, 2014 compared to the previous fiscal year.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions of yen)
Salaries and employee benefits	¥572	¥587	¥605
General and administrative expenses	440	487	530
Impairment of goodwill	—	4	—
Occupancy expenses	172	172	189
Fee and commission expenses	109	122	134
Provision (credit) for losses on off-balance-sheet instruments	5	12	(3)
Other noninterest expenses	127	120	184

Total noninterest expenses	¥1,425	¥1,504	¥1,639

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Noninterest expenses increased by ¥135 billion, or 9.0%, from the previous fiscal year to ¥1,639 billion in the fiscal year ended March 31, 2015. The increase was due mainly to an increase in general and administrative expenses of ¥43 billion, an increase in salaries and employee benefit expenses of ¥18 billion and an increase in occupancy expenses of ¥17 billion.

Salaries and employee benefits

Salaries and employee benefits increased by ¥18 billion, or 3.1%, from the previous fiscal year to ¥605 billion in the fiscal year ended March 31, 2015 due mainly to an increase in personnel expenses, offset in part by a decrease in employee retirement benefit expenses. The increase in personnel expenses was due mainly to an increase in overseas personnel expenses, which partly reflected the depreciation of the yen against other major currencies. The decrease in employee retirement benefit expenses was due mainly to a decrease in interest costs on projected benefit obligation, which primarily reflects past decline in discount rate and a decrease in the amortization of net actuarial loss, which primarily reflects past recoveries of the fair value of plan assets. Additional information regarding pension and other employee benefit plans is included in note 20 to our consolidated financial statements included elsewhere in this annual report.

General and administrative expenses

General and administrative expenses increased by ¥43 billion, or 8.8%, from the previous fiscal year to ¥530 billion in the fiscal year ended March 31, 2015. The increase was due mainly to increases in domestic consumption tax, reflecting the rise in the consumption tax rate, IT-related costs and advertising expenses.

Occupancy expenses

Occupancy expenses increased by ¥17 billion, or 9.9%, from the previous fiscal year to ¥189 billion in the fiscal year ended March 31, 2015. The increase was due mainly to increases in rent expenses and depreciation expenses of tangible fixed assets.

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

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2013, 2014 and 2015:

	Fiscal years ended March 31,
	2013	2014	2015
	(in billions of yen)
Current:
Domestic	¥37	¥93	¥184
Foreign	11	43	72

Total current tax expense	48	136	256
Deferred:
Domestic	(40)	95	187
Foreign	(4)	(5)	(5)

Total deferred tax expense (benefit)	(44)	90	182

Total income tax expense	¥4	¥226	¥438

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Income tax expense increased by ¥212 billion from the previous fiscal year to ¥438 billion in the fiscal year ended March 31, 2015, due to an increase in current tax expense of ¥120 billion and an increase in deferred tax expense of ¥92 billion. The increase in current tax expense was due mainly to an increase in the taxable income of a principal banking subsidiary. The increase in deferred tax expense was due mainly to accelerated decreases in the temporary differences of our subsidiaries, offset in part by a benefit caused by tax rate reductions.

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. Our principal banking subsidiaries in Japan reduced the reliance on this tax-planning strategy from approximately one-fifth to immaterial levels of overall deferred tax assets during the fiscal year ended March 31, 2015, due mainly to the aforementioned decreases in the temporary differences of our subsidiaries, while the reliance was reduced from approximately one-third to approximately one-fifth of overall deferred tax assets during the fiscal year ended March 31, 2014.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Income tax expense increased by ¥222 billion from the previous fiscal year to ¥226 billion in the fiscal year ended March 31, 2014 due mainly to deferred tax expense of ¥90 billion compared to deferred tax benefit of ¥44 billion in the previous fiscal year and an increase in current tax expense of ¥88 billion.

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. In the fiscal year ended March 31, 2013, deferred tax assets, net of valuation allowance, increased with a corresponding net deferred tax benefit that resulted from the significant increase in net unrealized gains on available-for-sale securities which led to a reduction of valuation allowance for our principal banking subsidiaries in Japan. In the fiscal year ended March 31, 2014, deferred tax assets, net of valuation allowance, decreased with a corresponding net deferred tax expense. With regard to our principal banking subsidiaries in Japan, this overall deferred tax impact was the result of deferred tax expense arising from the decrease in gross deductible temporary differences in excess of the deferred tax benefit arising from the release of valuation allowance. In turn, this valuation allowance release was caused by the combined impact of a decrease in gross deductible temporary differences and a further increase in net unrealized gains on available-for-sale securities. Our principal banking subsidiaries in Japan reduced the reliance on this tax-planning strategy from approximately one-third to approximately one-fifth of overall deferred tax assets during the fiscal year ended March 31, 2014, while there was no significant change in such reliance during the fiscal year ended March 31, 2013. The increase in current tax expense was due mainly to an increase in the taxable income of a principal banking subsidiary.

The following table shows components of deferred tax assets (liabilities) as of March 31, 2013, 2014 and 2015:

	As of March 31,
	2013	2014	2015
	(in billions of yen)
Deferred tax assets:
Investments	¥889	¥724	¥576
Allowance for loan losses	337	267	225
Derivative financial instruments	—	29	9
Net operating loss carryforwards	450	449	392
Trading account assets	—	20	—
Other	265	204	198

Gross deferred tax assets	1,941	1,693	1,400

Valuation allowance	(585)	(444)	(389)

Deferred tax assets, net of valuation allowance	1,356	1,249	1,011
Deferred tax liabilities:
Available-for-sale securities	568	659	910
Prepaid pension cost and accrued pension liabilities	40	133	218
Derivative financial instruments	35	—	—
Trading account assets	11	—	39
Undistributed earnings of subsidiaries	11	12	28
Premises and equipment	12	11	3
Other	52	62	49

Gross deferred tax liabilities	729	877	1,247

Net deferred tax assets (liabilities)	¥627	¥372	¥(236)

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Net income (loss) attributable to noncontrolling interests increased by ¥25 billion from the previous fiscal year to ¥27 billion in the fiscal year ended March 31, 2015.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Net income (loss) attributable to noncontrolling interests decreased by ¥4 billion, or 66.7%, from the previous fiscal year to ¥2 billion in the fiscal year ended March 31, 2014.

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥305 billion, or 61.2%, from the previous fiscal year to ¥803 billion in the fiscal year ended March 31, 2015.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥377 billion, or 43.1%, from the previous fiscal year to ¥498 billion in the fiscal year ended March 31, 2014.

Business Segments Analysis

Our operating segments are based on the nature of the products and services provided, the type of customer and our management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 30 to our consolidated financial statements included elsewhere in this annual report.

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

The operating segments of Mizuho Bank are aggregated based on the type of customer characteristics and are aggregated into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others.

For a brief description of our each business segment, see note 30 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2015 were ¥2,247.7 billion, an increase of ¥212.4 billion compared to the fiscal year ended March 31, 2014. Consolidated general and administrative expenses for the fiscal year ended March 31, 2015 were ¥1,321.2 billion, an increase of ¥91.9 billion compared to the fiscal year ended March 31, 2014. Consolidated net business profits for the fiscal year ended March 31, 2015 were ¥876.9 billion, an increase of ¥132.6 billion compared to the fiscal year ended March 31, 2014.

	The former Mizuho Bank (Consolidated)
		The former Mizuho Bank (Non-consolidated)							Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Trading and others (f)	(g)
	(in billions of yen)
Fiscal year ended March 31, 2013(1)(2)(4)
Gross profits:
Net interest income (expense)	¥550.6	¥513.8	¥219.2	¥83.3	¥14.9	¥106.1	¥19.9	¥70.4	¥36.8
Net noninterest income	360.3	313.7	33.9	42.3	19.3	70.7	11.0	136.5	46.6

Total	910.9	827.5	253.1	125.6	34.2	176.8	30.9	206.9	83.4
General and administrative expenses	568.2	524.4	218.6	113.7	11.6	73.2	14.3	93.0	43.8
Others	(7.4)	—	—	—	—	—	—	—	(7.4)

Net business profits (losses)	¥335.3	¥303.1	¥34.5	¥11.9	¥22.6	¥103.6	¥16.6	¥113.9	¥32.2

	The former Mizuho Corporate Bank (Consolidated)									Mizuho Trust & Banking (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		The former Mizuho Corporate Bank (Non-consolidated)						Mizuho Securities (Consolidated)	Others
	Total	Total	Corporate Banking (Large Corporations) (h)	Corporate Banking (i)	Financial Institution & Public Sector Business (j)	Inter- national Banking (k)	Trading and others (l)	(m)	(n)	(o)	(p)	Total
	(in billions of yen)
Fiscal year ended March 31, 2013(1)(2)(4)
Gross profits:
Net interest income (expense)	¥486.1	¥401.7	¥140.9	¥0.5	¥16.3	¥108.2	¥135.8	¥(1.8)	¥86.2	¥39.5	¥(0.3)	¥1,075.9
Net noninterest income	572.8	333.4	103.3	0.2	13.2	104.7	112.0	229.0	10.4	105.0	57.7	1,095.8

Total	1,058.9	735.1	244.2	0.7	29.5	212.9	247.8	227.2	96.6	144.5	57.4	2,171.7
General and administrative expenses	471.9	241.1	76.8	1.3	12.2	66.6	84.2	197.1	33.7	90.1	40.8	1,171.0
Others	(50.0)	—	—	—	—	—	—	—	(50.0)	(3.5)	(27.6)	(88.5)

Net business profits (losses)	¥537.0	¥494.0	¥167.4	¥(0.6)	¥17.3	¥146.3	¥163.6	¥30.1	¥12.9	¥50.9	¥(11.0)	¥912.2

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Fiscal year ended March 31, 2014(1)(2)(3)(4)
Gross profits:
Net interest income	¥933.8	¥800.1	¥164.6	¥60.4	¥170.7	¥77.3	¥30.7	¥128.9	¥167.5	¥133.7	¥40.2	¥2.9	¥131.4	¥1,108.3
Net noninterest income (expenses)	407.4	398.2	31.6	38.0	135.4	55.8	21.7	139.8	(24.1)	9.2	108.1	283.9	127.6	927.0

Total	1,341.2	1,198.3	196.2	98.4	306.1	133.1	52.4	268.7	143.4	142.9	148.3	286.8	259.0	2,035.3
General and administrative expenses	711.3	659.0	171.3	87.8	83.8	58.8	25.1	82.5	149.7	52.3	90.9	246.2	180.9	1,229.3
Others	(56.1)	—	—	—	—	—	—	—	—	(56.1)	(2.9)	—	(2.7)	(61.7)

Net business profits (losses)	¥573.8	¥539.3	¥24.9	¥10.6	¥222.3	¥74.3	¥27.3	¥186.2	¥(6.3)	¥34.5	¥54.5	¥40.6	¥75.4	¥744.3

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Fiscal year ended March 31, 2015(1)(2)(4)
Gross profits:
Net interest income	¥1,087.3	¥934.9	¥217.5	¥78.4	¥179.4	¥100.5	¥33.5	¥141.9	¥183.7	¥152.4	¥39.4	¥1.8	¥0.9	¥1,129.4
Net noninterest income	598.4	560.6	49.8	53.3	127.8	79.4	27.3	170.1	52.9	37.8	122.6	335.8	61.5	1,118.3

Total	1,685.7	1,495.5	267.3	131.7	307.2	179.9	60.8	312.0	236.6	190.2	162.0	337.6	62.4	2,247.7
General and administrative expenses	904.7	833.7	233.5	118.4	94.4	76.5	30.3	92.6	188.0	71.0	94.5	268.0	54.0	1,321.2
Others	(43.2)	—	—	—	—	—	—	—	—	(43.2)	(3.7)	—	(2.7)	(49.6)

Net business profits	¥737.8	¥661.8	¥33.8	¥13.3	¥212.8	¥103.4	¥30.5	¥219.4	¥48.6	¥76.0	¥63.8	¥69.6	¥5.7	¥876.9

Notes:

(1)	As for the fiscal year ended March 31, 2013, “Others (g),” “Others (n)” and “Others (p)” include the elimination of transactions between consolidated subsidiaries. As for the fiscal years ended March 31, 2014 and 2015, “Others (h)” and “Others (k)” include the elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2013, we moved to a new group operational structure and realigned the reportable segments to reflect the new organizational structure. Beginning on April 1, 2014, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of Mizuho Bank. Figures for the fiscal year ended March 31, 2014 have been reclassified under the new allocation methods. The effect of the change of allocation methods is not significant.
(3)	As for the fiscal year ended March 31, 2014, “Mizuho Bank (Non-consolidated)” represents the sum of the performance of the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second, third and fourth quarters, while “Others (h)” includes the performance of the former Mizuho Bank for the first quarter, in light of the merger of the former Mizuho Bank and the former Mizuho Corporate Bank conducted in July 2013.
(4)	Beginning on April 1, 2013, Mizuho Securities was turned into a directly-held subsidiary of Mizuho Financial Group. As for the fiscal year ended March 31, 2013, “Mizuho Securities (Consolidated) (m)” represents the performance of the former Mizuho Securities for the first three quarters and the new Mizuho Securities for the fourth quarter, while “Others (g)” includes the performance of the former Mizuho Investors Securities for the first three quarters. As for the fiscal years ended March 31, 2014 and 2015, “Mizuho Securities (Consolidated) (j)” represents the performance of the new Mizuho Securities, in light of the merger of the former Mizuho Securities and the former Mizuho Investors Securities conducted in January 2013.

Mizuho Bank

On July 1, 2013, the merger between the former Mizuho Bank and the former Mizuho Corporate Bank came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. For the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014, the following comparison is based on the results of Mizuho Bank (on a non-consolidated basis) and the simple aggregation of the results of the former Mizuho Bank and the former Mizuho Corporate Bank (each on a non-consolidated basis) with respect to periods prior to the merger. Otherwise, for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013, the following table and comparison are based on the simple aggregation of the results of the former Mizuho Bank and the former Mizuho Corporate Bank with respect to periods prior to the merger.

	The former Mizuho Bank and the former Mizuho Corporate Bank
	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)
	(in billions of yen)
Fiscal year ended March 31, 2013(1)(2):
Gross profits:
Net interest income	¥915.5	¥219.2	¥83.3	¥155.8	¥106.6	¥36.2	¥108.2	¥206.2
Net noninterest income	647.1	33.9	42.3	122.6	70.9	24.2	104.7	248.5

Total	1,562.6	253.1	125.6	278.4	177.5	60.4	212.9	454.7
General and administrative expenses	765.5	218.6	113.7	88.4	74.5	26.5	66.6	177.2
Others	—	—	—	—	—	—	—	—

Net business profits	¥797.1	¥34.5	¥11.9	¥190.0	¥103.0	¥33.9	¥146.3	¥277.5

Fiscal year ended March 31, 2014(1)(2):
Gross profits:
Net interest income	¥923.8	¥218.0	¥80.7	¥173.3	¥102.5	¥35.5	¥128.9	¥184.9
Net noninterest income (expense)	460.3	39.8	49.8	140.4	70.1	24.1	139.8	(3.7)

Total	1,384.1	257.8	130.5	313.7	172.6	59.6	268.7	181.2
General and administrative expenses	791.1	226.4	116.7	87.2	77.7	29.0	82.5	171.6
Others	—	—	—	—	—	—	—	—

Net business profits	¥593.0	¥31.4	¥13.8	¥226.5	¥94.9	¥30.6	¥186.2	¥9.6

Notes:

(1)	The former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013. Figures for the fiscal year ended March 31, 2013 represent the simple aggregation of the performance of the former Mizuho Bank and the former Mizuho Corporate Bank, and figures for the fiscal year ended March 31, 2014 represent the simple aggregation of the performance of the former Mizuho Bank and the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second, third and fourth quarters.
(2)	Beginning on April 1, 2013, we moved to a new group operational structure and realigned the reportable segments to reflect the new organizational structure. Beginning on April 1, 2014, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of Mizuho Bank. Figures for the fiscal year ended March 31, 2014 have been reclassified under the new allocation methods. The narrative analysis under the heading “Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013” below is based on figures prior to such change.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014

Gross profits for the fiscal year ended March 31, 2015 were ¥1,495.5 billion, an increase of ¥111.4 billion, or 8.0%, compared to the fiscal year ended March 31, 2014. The increase was attributable mainly to an increase in gross profits related to our customer groups resulting from an increase in sales of investment trusts in personal banking, an increase in income mainly in the Americas in international banking and an increase in trading and others.

General and administrative expenses for the fiscal year ended March 31, 2015 increased by ¥42.6 billion, or 5.4%, compared to the fiscal year ended March 31, 2014 to ¥833.7 billion. The increase was attributable mainly to the April 2014 consumption tax increase and the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs related to our overseas operations, offset in part by our group-wide cost reduction efforts, including our cost restructuring measures.

As a result, net business profits for the fiscal year ended March 31, 2015 increased by ¥68.8 billion, or 11.6%, compared to the fiscal year ended March 31, 2014 to ¥661.8 billion.

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

Mizuho Trust & Banking

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014

Gross profits for the fiscal year ended March 31, 2015 were ¥162.0 billion, an increase of ¥13.7 billion, or 9.2%, compared to the fiscal year ended March 31, 2014. The increase was attributable mainly to an increase in noninterest income related to real estate businesses and pension and asset management reflecting the recovery in market conditions.

General and administrative expenses for the fiscal year ended March 31, 2015 increased by ¥3.6 billion, or 4.0%, compared to the fiscal year ended March 31, 2014 to ¥94.5 billion. The increase reflected income growth and the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs related to our overseas operations.

As a result mainly of the foregoing, net business profits for the fiscal year ended March 31, 2015 increased by ¥9.3 billion, or 17.1%, compared to the fiscal year ended March 31, 2014 to ¥63.8 billion.

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

As a result, net business profits for Mizuho Trust & Banking for the fiscal year ended March 31, 2014 increased by ¥3.6 billion, or 7.1%, compared to the fiscal year ended March 31, 2013 to ¥54.5 billion.

Mizuho Securities

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014

Gross profits for the fiscal year ended March 31, 2015 were ¥337.6 billion, an increase of ¥50.8 billion, or 17.7%, compared to the fiscal year ended March 31, 2014. The increase was attributable mainly to an increase in trading income and fee and commission income related to underwriting and selling of bonds.

General and administrative expenses for the fiscal year ended March 31, 2015 increased by ¥21.8 billion, or 8.9%, compared to the fiscal year ended March 31, 2014 to ¥268.0 billion. The increase was due mainly to an increase in personnel expenses reflecting the favorable operating results and the depreciation of the yen against the dollar and other major currencies, which increased the yen-equivalent costs related to our overseas operations.

As a result, net business profits for the fiscal year ended March 31, 2015 increased by ¥29.0 billion, or 71.4%, compared to the fiscal year ended March 31, 2014 to ¥69.6 billion.

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

As a result, net business profits for Mizuho Securities for the fiscal year ended March 31, 2014 increased by ¥10.5 billion, or 34.9%, compared to the fiscal year ended March 31, 2013 to ¥40.6 billion.

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

		Americas
	Japan	United States	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2013:
Total revenue(1)	¥2,191	¥296	¥88	¥126	¥162	¥2,863
Total expenses(2)	1,669	133	8	48	120	1,978

Income before income tax expense	522	163	80	78	42	885

Net income	¥525	¥171	¥81	¥75	¥29	¥881

Total assets at end of fiscal year	¥126,769	¥28,041	¥3,128	¥10,591	¥10,218	¥178,747

Fiscal year ended March 31, 2014:
Total revenue(1)	¥1,783	¥274	¥76	¥153	¥219	¥2,505
Total expenses(2)	1,397	129	16	96	141	1,779

Income before income tax expense	386	145	60	57	78	726

Net income	¥198	¥130	¥60	¥54	¥58	¥500

Total assets at end of fiscal year	¥124,558	¥24,015	¥3,513	¥10,784	¥12,829	¥175,699

Fiscal year ended March 31, 2015:
Total revenue(1)	¥2,397	¥324	¥102	¥212	¥224	¥3,259
Total expenses(2)	1,460	211	24	134	162	1,991

Income before income tax expense	937	113	78	78	62	1,268

Net income	¥566	¥80	¥76	¥74	¥34	¥830

Total assets at end of fiscal year	¥127,473	¥31,075	¥4,871	¥10,881	¥15,820	¥190,120

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

In the fiscal year ended March 31, 2015, 68.2% of our net income was derived from Japan, 9.6% from the United States, 9.2% from the Americas excluding the United States, 8.9% from Europe and 4.1% from Asia/Oceania excluding Japan, and others. At March 31, 2015, 67.1% of total assets were allocated to Japan, 16.3% to the United States, 2.6% to the Americas excluding the United States, 5.7% to Europe and 8.3% to Asia/Oceania excluding Japan, and others.

In Japan, total revenue increased by ¥614 billion from the previous fiscal year due primarily to the change from trading account losses—net in the previous fiscal year to trading account gains—net in the fiscal year ended March 31, 2015, offset in part by a decrease in interest and dividend income. The change in trading account gains (losses)—net was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option was elected, reflecting a decline in long-term interest rates, and an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under

U.S. GAAP. The decrease in interest and dividend income was due mainly to a decrease in interest income from domestic loans and investments, which in turn was due mainly to a decrease in the average yields, reflecting a decline in interest rate levels of yen. Total expenses increased by ¥63 billion from the previous fiscal year due to an increase in general and administrative expenses and a decrease in credit for loan losses. The increase in general and administrative expenses was due mainly to increases in domestic consumption tax, reflecting the rise in the consumption tax rate, as well as increases in IT-related costs and advertising expenses. Credit for loan losses decreased due primarily to an increase in allowance for loan losses on impaired loans related to certain domestic borrowers, although we continued to record a credit for loan losses and recorded a decrease in allowance for loan losses on non-impaired loans as a result of upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy. In addition, income tax expense increased by ¥183 billion from the previous fiscal year to ¥371 billion in the fiscal year ended March 31, 2015. As a result, net income in Japan increased by ¥368 billion. Total assets in Japan increased by ¥2,915 billion due primarily to an increase in interest-bearing deposits in other banks, offset in part by a decrease in investment securities.

In the United States, total revenue increased by ¥50 billion due primarily to increases in interest and dividend income, and fee and commission. The increase in interest and dividend income was due mainly to an increase in interest income from loans, which in turn was due mainly to an increase in the average balance. The increase in fee and commission was due mainly to an increase in fees related to loan related business which was due to our increased involvement in large transactions. Total expenses increased by ¥82 billion due mainly to increases in provision for loan losses and salaries and employee benefits. As a result, net income in the United States decreased by ¥50 billion. Total assets in the United States increased by ¥7,060 billion due primarily to an increase in loans.

In the Americas excluding the United States, total revenue increased by ¥26 billion due primarily to an increase in trading account gains (losses)—net. Total expenses increased by ¥8 billion due mainly to an increase in noninterest expenses. As a result, net income in the Americas excluding the United States increased by ¥16 billion. Total assets in the Americas excluding the United States increased by ¥1,358 billion due primarily to an increase in trading account assets.

In Europe, total revenue increased by ¥59 billion due primarily to increases in investment gains (losses)—net and trading account gains (losses)—net, offset in part by a decrease in interest income from loans. Total expenses increased by ¥38 billion due mainly to increases in provision for loan losses and other noninterest expenses. As a result, net income in Europe increased by ¥20 billion. Total assets in Europe increased by ¥97 billion due primarily to an increase in loans, offset in part by a decrease in trading account assets.

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥5 billion due primarily to an increase in interest income from loans, offset in part by a decrease in other noninterest income. Total expenses increased by ¥21 billion due mainly to increases in interest expense on interest-bearing deposits, and salaries and employee benefits. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥24 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥2,991 billion due primarily to an increase in loans.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

In the fiscal year ended March 31, 2014, 39.6% of our net income was derived from Japan, 26.0% from the United States, 12.0% from the Americas excluding the United States, 10.8% from Europe and 11.6% from Asia/Oceania excluding Japan, and others. At March 31, 2014, 70.9% of total assets were allocated to Japan, 13.7% to the United States, 2.0% to the Americas excluding the United States, 6.1% to Europe and 7.3% to Asia/Oceania excluding Japan, and others.

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

In the United States, total revenue decreased by ¥22 billion due primarily to decreases in interest income on reverse repo and other noninterest income, offset in part by an increase in interest income from loans. Total expenses decreased by ¥4 billion due primarily to a decrease in interest expenses on repo, offset in part by an increase in noninterest expenses. As a result, net income in the United States decreased by ¥41 billion. Total assets in the United States decreased by ¥4,026 billion due primarily to a decrease in trading account assets.

In the Americas excluding the United States, total revenue decreased by ¥12 billion due primarily to decreases in trading account gains (losses)—net and investment gains (losses)—net. Total expenses increased by ¥8 billion due mainly to increases in provision for loan losses and interest expenses on deposits. As a result, net income in the Americas excluding the United States decreased by ¥21 billion. Total assets in the Americas excluding the United States increased by ¥385 billion due primarily to increases in loans and trading account assets.

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

Financial Condition

Assets

Our assets as of March 31, 2014 and 2015 were as follows:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
Cash and due from banks	¥1,697	¥1,528	¥(169)
Interest-bearing deposits in other banks	19,037	27,853	8,816
Call loans and funds sold	468	444	(24)
Receivables under resale agreements	8,349	8,582	233
Receivables under securities borrowing transactions	5,011	4,059	(952)
Trading account assets	27,408	29,416	2,008
Investments	35,482	33,416	(2,066)
Loans	73,485	78,048	4,563
Allowance for loan losses	(626)	(520)	106

Loans, net of allowance	72,859	77,528	4,669
Premises and equipment—net	1,357	1,632	275
Due from customers on acceptances	92	139	47
Accrued income	264	280	16
Goodwill	12	12	—
Intangible assets	59	54	(5)
Deferred tax assets	405	58	(347)
Other assets	3,199	5,119	1,920

Total assets	¥175,699	¥190,120	¥14,421

Total assets increased by ¥14,421 billion from March 31, 2014 to ¥190,120 billion as of March 31, 2015. This increase was due mainly to an increase of ¥8,816 billion in interest-bearing deposits in other banks, an increase in ¥4,669 billion in loans, net of allowance and an increase of ¥2,008 billion in trading account assets, offset in part by a decrease of ¥2,066 billion in investments.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2014 and 2015:

	As of March 31,				Increase (decrease)
	2014		2015
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,026	10.9%	¥8,224	10.5%	¥198	(0.4)%
Construction and real estate	7,205	9.8	7,354	9.4	149	(0.4)
Services	3,957	5.4	4,273	5.5	316	0.1
Wholesale and retail	5,351	7.3	5,587	7.1	236	(0.2)
Transportation and communications	3,247	4.4	3,157	4.1	(90)	(0.3)
Banks and other financial institutions	3,460	4.7	3,853	4.9	393	0.2
Government and public institutions	6,734	9.1	4,612	5.9	(2,122)	(3.2)
Other industries(1)	4,983	6.8	5,080	6.5	97	(0.3)
Individuals	11,975	16.2	11,870	15.2	(105)	(1.0)
Mortgage loans	11,187	15.2	11,022	14.1	(165)	(1.1)
Other	788	1.0	848	1.1	60	0.1

Total domestic	54,938	74.6	54,010	69.1	(928)	(5.5)
Foreign:
Commercial and industrial	12,938	17.6	16,688	21.3	3,750	3.7
Banks and other financial institutions	4,610	6.3	6,077	7.8	1,467	1.5
Government and public institutions	883	1.2	1,011	1.3	128	0.1
Other(1)	255	0.3	426	0.5	171	0.2

Total foreign	18,686	25.4	24,202	30.9	5,516	5.5

Subtotal	73,624	100.0%	78,212	100.0%	4,588	—

Less: Unearned income and deferred loan fees—net	(139)		(164)		(25)

Total loans before allowance for loan losses	¥73,485		¥78,048		¥4,563

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥4,563 billion from March 31, 2014 to ¥78,048 billion as of March 31, 2015. Loans to domestic borrowers decreased by ¥928 billion to ¥54,010 billion due mainly to a decrease in loans to government and public institutions. The decreases were offset in part by increases in loans to banks and other financial institutions, services, wholesale and retail, manufacturing and construction and real estate.

Loans to foreign borrowers increased by ¥5,516 billion from March 31, 2014 to ¥24,202 billion as of March 31, 2015. The increase in loans to foreign borrowers was due mainly to an increase in loans to commercial and industrial and banks and other financial institutions, mainly in Americas and Asia.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 74.6% to 69.1% while that of loans to foreign borrowers against gross total loans increased from 25.4% to 30.9%.

Impaired Loans

General

In accordance with our group’s credit risk management policies, we use an internal rating system that consists of credit ratings and pool allocations as the basis of our risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loan by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance, homogeneous loans. We pool loans with similar risk characteristics, and the risk is assessed and managed according to such pools. We generally review the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures. The table below presents our definition of obligor ratings used by Mizuho Bank and Mizuho Trust & Banking:

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

We consider loans to be impaired when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. We classify loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of our impaired loans are designated as nonaccrual loans. We do not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.

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

We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2015, the balance of restructurings that are troubled debt restructurings was ¥696 billion, and the balance of restructurings that are not troubled debt restructurings was ¥108 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2015 was ¥2 billion.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2014 and 2015 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2014		2015
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥229	2.9%	¥480	5.8%	¥251	2.9%
Construction and real estate	138	1.9	101	1.4	(37)	(0.5)
Services	79	2.0	71	1.7	(8)	(0.3)
Wholesale and retail	156	2.9	150	2.7	(6)	(0.2)
Transportation and communications	48	1.5	36	1.1	(12)	(0.4)
Banks and other financial institutions	11	0.3	5	0.1	(6)	(0.2)
Other industries	1	0.0	1	0.0	—	0.0
Individuals	195	1.6	143	1.2	(52)	(0.4)

Total domestic	857	1.6	987	1.8	130	0.2
Foreign	288	1.5	188	0.8	(100)	(0.7)

Total impaired loans	¥1,145	1.6	¥1,175	1.5	¥30	(0.1)

Impaired loans increased by ¥30 billion, or 2.6%, from March 31, 2014 to ¥1,175 billion as of March 31, 2015. Impaired loans to domestic borrowers increased by ¥130 billion due primarily to an increase in manufacturing as a result of downgrades in internal credit categories related to certain borrowers, offset in part by decreases in almost all of the other industry segments. Impaired loans to foreign borrowers decreased by ¥100 billion due primarily to collections and upgrades related to some borrowers. The relative impact of foreign currency fluctuations on such decrease was immaterial.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans decreased from 1.6% as of March 31, 2014 to 1.5% as of March 31, 2015 due to an increase in gross total loans. The percentage of impaired loans net of allowance to gross total loans net of allowance increased from 0.71% as of March 31, 2014 to 0.84% as of March 31, 2015 due to an increase in impaired loans net of allowance.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2014 and 2015:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥323	¥352	¥29
Allowance for loan losses on non-impaired loans (B)	303	168	(135)

Total allowance for loan losses (C)	626	520	(106)

Impaired loans requiring an allowance for loan losses (D)	958	1,025	67
Impaired loans not requiring an allowance for loan losses (E)	187	150	(37)
Non-impaired loans(2) (F)	72,479	77,037	4,558

Gross total loans (G)	¥73,624	¥78,212	¥4,588

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	33.72%	34.37%	0.65%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.42	0.22	(0.20)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.85	0.67	(0.18)

Notes:

(1)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥425 billion and ¥388 billion as of March 31, 2014 and 2015 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥106 billion from March 31, 2014 to ¥520 billion as of March 31, 2015. This decrease was due to a decrease of ¥135 billion in allowance for loan losses on non-impaired loans, offset in part by an increase of ¥29 billion in allowance for loan losses on impaired loans. The allowance for loan losses on non-impaired loans decreased due mainly to a downgrade in the obligor categories of certain borrowers resulting in their loans changing from non-impaired loans to impaired loans and upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy. The allowance for loan losses on impaired loans increased due primarily to the downgrade in the obligor categories of certain borrowers mentioned above. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.18% to 0.67%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 0.65% to 34.37%.

The primary factors behind the gap between the 16.9% decrease in allowance for loan losses and the 6.2% increase in the balance of gross total loans in the fiscal year ended March 31, 2015 compared to the previous fiscal year consisted mainly of the increase in the balance of non-impaired loans and the decrease in allowance for loan losses on non-impaired loans due to a downgrade in the obligor categories of certain borrowers from non-impaired loans to impaired loans and improvements in our loan portfolio.

In the fiscal year ended March 31, 2015, impaired loans increased by 2.6% due mainly to an increase in domestic impaired loans. Allowance for loan losses on impaired loans increased by 9.0%.

The coverage ratio for impaired loans decreased by 10.4% as of March 31, 2015 compared to the previous fiscal year. The decrease was due to the decrease in allowance for loan losses while the increase in impaired loans.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2014 and 2015:

	Fiscal years ended March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥773	¥626	¥(147)
Provision (credit) for loan losses	(126)	(60)	66
Charge-offs:
Domestic:
Manufacturing	20	8	(12)
Construction and real estate	1	3	2
Services	3	2	(1)
Wholesale and retail	13	15	2
Transportation and communications	7	1	(6)
Individuals	13	10	(3)

Total domestic charge-offs	57	39	(18)
Foreign	8	40	32

Total charge-offs	65	79	14

Recoveries:
Domestic:
Manufacturing	6	2	(4)
Construction and real estate	5	4	(1)
Services	3	2	(1)
Wholesale and retail	3	3	—
Transportation and communications	3	1	(2)
Other industries	1	1	—
Individuals	3	3	—

Total domestic recoveries	24	16	(8)
Foreign	2	7	5

Total recoveries	26	23	(3)

Net charge-offs	39	56	17
Others(1)	18	10	(8)

Balance at end of fiscal year	¥626	¥520	¥(106)

Note:

(1)	“Others” includes primarily foreign exchange translation.

Credit for loan losses decreased by ¥66 billion from the previous fiscal year to ¥60 billion in the fiscal year ended March 31, 2015 due primarily to an increase in allowance for loan losses on impaired loans related to certain domestic borrowers, although we continued to record a credit for loan losses and recorded a decrease in allowance for loan losses on non-impaired loans as a result of upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy.

Charge-offs increased by ¥14 billion from the previous fiscal year to ¥79 billion for the fiscal year ended March 31, 2015. The increase was due to an increase in charge-offs of foreign loans, offset in part by a decrease in charge-offs of domestic loans.

Recoveries decreased by ¥3 billion from the previous fiscal year to ¥23 billion in the fiscal year ended March 31, 2015, reflecting a decrease in recoveries with respect to domestic loans offset in part by an increase with respect to foreign loans.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which at March 31, 2014 and 2015 were as follows:

	As of March 31,						Increase (decrease)
	2014			2015
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥27,167	¥27,227	¥60	¥22,601	¥22,674	¥73	¥(4,566)	¥(4,553)	¥13
Japanese government bonds	22,040	22,056	16	17,391	17,414	23	(4,649)	(4,642)	7
Other than Japanese government bonds	5,127	5,171	44	5,210	5,260	50	83	89	6
Equity securities (marketable)	1,668	3,422	1,754	1,698	4,397	2,699	30	975	945

Total	¥28,835	¥30,649	¥1,814	¥24,299	¥27,071	¥2,772	¥(4,536)	¥(3,578)	¥958

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,040	4,058	18	4,360	4,389	29	320	331	11
Agency mortgage-backed securities	—	—	—	1,287	1,289	2	1,287	1,289	2

Total	¥4,040	¥4,058	¥18	¥5,647	¥5,678	¥31	¥1,607	¥1,620	¥13

Available-for-sale securities decreased by ¥3,578 billion from March 31, 2014 to ¥27,071 billion at March 31, 2015. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions as a result of our risk management activities related to our bond portfolio. Held-to-maturity securities increased by ¥1,607 billion from March 31, 2014 to ¥5,647 billion at March 31, 2015. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥169 billion from March 31, 2014 to ¥1,528 billion at March 31, 2015. The decrease was due to net cash used in investing activities of ¥5,674 billion offset in part by net cash provided by financing activities of ¥4,265 billion and net cash provided by operating activities of ¥1,206 billion.

Liabilities

The following table shows our liabilities as of March 31, 2014 and 2015:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
Deposits	¥102,610	¥114,206	¥11,596
Due to trust accounts	742	1,241	499
Call money and funds purchased	7,195	5,091	(2,104)
Payables under repurchase agreements	16,798	19,612	2,814
Payables under securities lending transactions	6,266	2,462	(3,804)
Other short-term borrowings	6,024	1,583	(4,441)
Trading account liabilities	14,825	16,472	1,647
Bank acceptances outstanding	92	139	47
Income taxes payable	57	159	102
Deferred tax liabilities	33	294	261
Accrued expenses	160	154	(6)
Long-term debt	9,854	14,582	4,728
Other liabilities	4,422	5,935	1,513

Total liabilities	¥169,078	¥181,930	¥12,852

Total liabilities increased by ¥12,852 billion from March 31, 2014 to ¥181,930 billion at March 31, 2015. This increase was due primarily to an increase of ¥11,596 billion in deposits, an increase of ¥4,728 billion in long-term debt and an increase of ¥1,647 billion in trading account liabilities, offset in part by a decrease of ¥7,036 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2014 and 2015:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥12,751	¥13,576	¥825
Interest-bearing deposits	73,115	78,188	5,073

Total domestic deposits	85,866	91,764	5,898

Foreign:
Noninterest-bearing deposits	1,115	1,358	243
Interest-bearing deposits	15,629	21,084	5,455

Total foreign deposits	16,744	22,442	5,698

Total deposits	¥102,610	¥114,206	¥11,596

Deposits increased by ¥11,596 billion from March 31, 2014 to ¥114,206 billion at March 31, 2015. Domestic deposits increased by ¥5,898 billion from March 31, 2014 to ¥91,764 billion at March 31, 2015. Domestic interest-bearing deposits increased by ¥5,073 billion from March 31, 2014 to ¥78,188 billion at March 31, 2015 due mainly to an increase in ordinary deposits, and noninterest-bearing deposits increased by ¥825 billion to ¥13,576 billion at March 31, 2015. Foreign deposits increased by ¥5,698 billion from March 31, 2014 to ¥22,442 billion due mainly to increases in time deposits and certificates of deposits.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2014 and 2015:

	As of March 31,						Increase (decrease)
	2014			2015
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥742	¥—	¥742	¥1,241	¥—	¥1,241	¥499	¥—	¥499
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	13,680	16,579	30,259	8,857	18,308	27,165	(4,823)	1,729	(3,094)
Other short-term borrowings	5,757	267	6,024	1,237	346	1,583	(4,520)	79	(4,441)

Total short-term borrowings	¥20,179	¥16,846	¥37,025	¥11,335	¥18,654	¥29,989	¥(8,844)	¥1,808	¥(7,036)

Short-term borrowings decreased by ¥7,036 billion from March 31, 2014 to ¥29,989 billion at March 31, 2015. Domestic short-term borrowings decreased by ¥8,844 billion due mainly to decreases in payables under securities lending transactions, call money and funds purchased and other short-term borrowings. Foreign short-term borrowings increased by ¥1,808 billion due mainly to an increase in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2014 and 2015:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥313	¥213	¥(100)
Common stock	5,489	5,590	101
Retained earnings (Accumulated deficit)	(538)	90	628
Accumulated other comprehensive income, net of tax	1,118	2,041	923
Treasury stock, at cost	(4)	(4)	—

Total MHFG shareholders’ equity	6,378	7,930	1,552
Noncontrolling interests	243	260	17

Total equity	¥6,621	¥8,190	¥1,569

Equity increased by ¥1,569 billion from March 31, 2014 to ¥8,190 billion due mainly to an increase in accumulated other comprehensive income, net of tax and an increase in retained earnings.

Preferred stock decreased by ¥100 billion from March 31, 2014 to ¥213 billion at March 31, 2015 as a result of the conversion of preferred stock to common stock.

Common stock increased by ¥101 billion from March 31, 2014 to ¥5,590 billion at March 31, 2015 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

We recorded retained earnings of ¥90 billion as of March 31, 2015 compared to accumulated deficit of ¥538 billion as of March 31, 2014. The change was due to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2015 of ¥803 billion offset in part by dividend payments of ¥175 billion.

Accumulated other comprehensive income, net of tax increased by ¥923 billion from March 31, 2014 to ¥2,041 billion at March 31, 2015 due to an increase in net unrealized gains on available-for-sale securities of ¥624 billion, an increase in pension liability adjustments of ¥163 billion and an increase in foreign currency translation adjustments of ¥136 billion.

Treasury stock, at cost as of March 31, 2015 was the same level compared to that as of March 31, 2014.

Noncontrolling interests increased by ¥17 billion from March 31, 2014 to ¥260 billion at March 31, 2015.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure.”

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥11,596 billion, or 11.3%, from the end of the previous fiscal year to ¥114,206 billion as of March 31, 2015. Our average balance of deposits for the fiscal year ended March 31, 2015 of ¥110,484 billion exceeded our average balance of loans for the same period by ¥34,643 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of June 30, 2015:

	As of June 30, 2015
	S&P				Moody’s
	Long-term		Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Bank	A+	(1)	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A+	(1)	A-1	a	A1	P-1	baa1

Note:

(1)	Negative outlook.

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

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2015, the balance of Japanese government bonds included within our investments was ¥17.4 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

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

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The revised guidelines, which became effective in December 2011, include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar.

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, we adopt the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. We adopt the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including certain modifications to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% (phased in at 5.5% in 2014) and Common Equity Tier 1 capital ratio of 4.5% (phased in at 4.0% in 2014), on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

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

The minimum requirement for Common Equity Tier 1 capital became fully effective at 4.5% of risk-weighted assets in March 2015 compared to 3.5% in March 2013. Separately, a capital conservation buffer, to be met with Common Equity Tier 1 capital, is expected to be phased in beginning March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%, although the capital adequacy guidelines related to the capital conservation buffer have not yet been published by the Financial Services Agency. Thus the Common Equity Tier 1 capital requirement, including capital conservation buffer, is expected to be 7.0% beginning March 2019. In addition, subject to national discretion by the respective regulatory authorities, a countercyclical buffer ranging from 0% to 2.5%, consisting of Common Equity Tier 1 capital or other fully loss absorbing capital, would also be imposed on banking organizations through an extension of the capital conservation buffer when the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk. The countercyclical buffer for internationally active banks will be a weighted average of the buffers deployed across all the jurisdictions to which it has credit exposures. Moreover, capital instruments that will no longer qualify as Additional Tier 1 capital or Tier 2 capital under Basel III are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred stock and preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2015 being ¥1,458.1 billion) and our existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2015 being ¥1,108.8 billion) are subject to the phase-out arrangements.

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and a public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is currently defined as Tier 1 capital and the minimum leverage ratio is currently defined as 3%. The Basel Committee will monitor banks’ leverage ratio data in order to assess whether the design and calibration of a minimum Tier 1 leverage ratio of 3% is appropriate. Any final adjustments to the definition and calibration of the leverage ratio will be made by 2017, with a view to migrate to a Pillar 1 (minimum capital requirements) treatment on January 1, 2018, based on appropriate review and calibration.

In November 2011, the Financial Stability Board published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for G-SIBs to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including the capital conservation buffer). The requirements will be phased in starting in January 2016 with full implementation by January 2019. We were included in the list of G-SIBs updated in November 2014 and were allocated to the bucket that would require 1.0% of additional loss absorbency.

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

The capital requirements and regulatory adjustments will be phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2013	March 2014	March 2015	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital(1)	3.5%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital(1)	4.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital(1)	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.0%	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital(1)	90.0%	80.0%	70.0%	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital(1)	0.0%	20.0%	40.0%	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Additional loss absorbency requirements for G-SIBs	—	—	—	Additional loss absorption capacity tailored to the impact of the entity’s default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital

Note:

(1)	While these measures are included in the revisions to the capital adequacy guidelines that have been applied from March 31, 2013 as published by the Financial Services Agency, capital adequacy guidelines related to other requirements under the Basel III rules, such as the capital conservation buffer, countercyclical buffer and additional loss absorbency requirements for G-SIBs, have not yet been published.

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

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2014 and 2015, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥5,304.4	¥6,153.1	¥848.7
Additional Tier 1 capital	1,540.3	1,347.2	(193.1)

Tier 1 capital	6,844.7	7,500.3	655.6
Tier 2 capital	1,811.2	2,008.1	196.8

Total capital	¥8,655.9	¥9,508.4	¥852.4

Risk-weighted assets	¥60,274.0	¥65,191.9	¥4,917.8
Common Equity Tier 1 capital ratio	8.80%	9.43%	0.63%
Required Common Equity Tier 1 capital ratio	4.00	4.50	0.50
Tier 1 capital ratio	11.35	11.50	0.15
Required Tier 1 capital ratio	5.50	6.00	0.50
Total capital ratio	14.36	14.58	0.22
Required total capital ratio	8.00	8.00	—
Leverage ratio(1)	—	3.83	—

Note:

(1)	Due to an implementation of the leverage ratio requirements, a public disclosure for the leverage ratio is required from January 2015. Any final adjustments to the definition and calibration of the leverage ratio will be made by the Basel Committee on Banking Supervision by 2017.

Our total capital ratio as of March 31, 2015 was 14.58%, an increase of 0.22% compared to March 31, 2014. Our Tier 1 capital ratio as of March 31, 2015 was 11.50%, an increase of 0.15 % compared to March 31, 2014. Our Common Equity Tier 1 capital ratio as of March 31, 2015 was 9.43%, an increase of 0.63% compared to March 31, 2014. The increases in each ratio were due mainly to an increase in Common Equity Tier 1 capital, offset in part by a decrease in Additional Tier 1 capital and by an increase in risk-weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2015.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2014 and 2015:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
Common Equity Tier 1 capital	¥5,304.4	¥6,153.1	¥848.7
Capital and stock surplus	3,051.8	3,152.2	100.4
Retained earnings	2,314.7	2,768.5	453.7
Treasury stock	(3.8)	(3.6)	0.2
Earnings to be distributed	(88.0)	(100.5)	(12.5)
Subscription rights to common shares	3.1	3.8	0.6
Accumulated other comprehensive income and other disclosed reserves	156.2	811.9	655.7
Common share capital issued by subsidiaries and held by third parties	10.8	12.1	1.2
Instruments and reserves subject to phase-out arrangements	61.5	49.1	(12.4)
Regulatory adjustments	(202.1)	(540.4)	(338.3)
Additional Tier 1 capital(1)(2)	1,540.3	1,347.2	(193.1)
Additional Tier 1 instruments issued by subsidiaries and held by third parties	25.3	29.5	4.2
Eligible Tier 1 capital instruments subject to phase-out arrangements(1)(2)	1,666.5	1,458.1	(208.3)
Instruments subject to phase-out arrangements	(50.8)	(24.2)	26.5
Regulatory adjustments	(100.7)	(116.3)	(15.5)

Tier 1 capital(1)(2)	6,844.7	7,500.3	655.6

Tier 2 capital	1,811.2	2,008.1	196.8
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—	150.0	150.0
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	154.3	180.4	26.0
Tier 2 instruments issued by subsidiaries and held by third parties	8.1	9.2	1.0
Eligible Tier 2 capital instruments subject to phase-out arrangements	1,349.6	1,108.8	(240.8)
General allowance for loan losses and eligible provisions included in Tier 2	7.0	4.6	(2.4)
Instruments and provisions subject to phase-out arrangements	474.0	730.7	256.7
Regulatory adjustments	(182.0)	(175.7)	6.2

Total capital(1)(2)	¥8,655.9	¥9,508.4	¥852.4

Notes:

(1)	As of March 31, 2015, the outstanding balance of our eleventh series class XI preferred stock was ¥213.1 billion. During the period from April 1, 2015 to June 30, 2015, holders of the preferred stock converted 40,900,000 shares (or ¥40.9 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(2)	We redeemed $850.0 million, ¥139.5 billion and ¥452.5 billion of non-dilutive preferred securities in June 2014, June 2014 and June 2015, respectively.
(3)	On July 17 2015, we announced our decision to issue, to qualified institutional investors in Japan, ¥300.0 billion of Additional Tier 1 perpetual subordinated bonds with optional-redemption clause and write-down clause.

Our Common Equity Tier 1 capital increased by ¥848.7 billion from ¥5,304.4 billion as of March 31, 2014 to ¥6,153.1 billion as of March 31, 2015. The increase was due mainly to an increase in retained earnings as a result of recording net income for the fiscal year ended March 31, 2015 and to the recording of accumulated other comprehensive income as of March 31, 2015, offset in part by the application of regulatory adjustments as of March 31, 2015. Our Additional Tier 1 capital decreased by ¥193.1 billion from ¥1,540.3 billion as of March 31, 2014 to ¥1,347.2 billion as of March 31, 2015. The decrease was due mainly to the effect of the phase-out of recognition of eligible Tier 1 capital instruments subject to phase-out arrangements. As a result, our Tier 1 capital increased by ¥655.6 billion from ¥6,844.7 billion as of March 31, 2014 to ¥7,500.3 billion as of March 31, 2015.

Non-dilutive preferred securities issued by our overseas special purpose companies to investors are included within Additional Tier 1 capital and subject to phase-out arrangements. As of March 31, 2015, the outstanding balance of these securities was ¥1,502.1 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Additional Tier 1 capital as of March 31, 2015 and the total outstanding balance of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Outstanding balance of non-dilutive preferred securities included within Additional Tier 1 capital
	(in billions of yen)
June 2015	¥452.5	(1)
June 2016	472.1	(2)
June 2018	274.5
June 2019	303.0

Notes:

(1)	In June 2015, we redeemed all ¥452.5 billion of such non-dilutive preferred securities.
(2)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

Our Tier 2 capital as of March 31, 2015 was ¥2,008.1 billion, an increase of ¥196.8 billion compared to March 31, 2014. The increase was due mainly to an increase in unrealized gains on other securities and the issuance of dated subordinated bonds offset in part by the redemptions of eligible Tier 2 capital instruments subject to phase-out arrangements.

As a result of the above, total capital as of March 31, 2015 was ¥9,508.4 billion, an increase of ¥852.4 billion compared to March 31, 2014.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2014 and 2015:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
Risk-weighted assets:
Credit risk assets	¥54,068.7	¥58,602.7	¥4,534.0
Market risk equivalent assets	2,919.0	3,473.8	554.7
Operational risk equivalent assets	3,286.3	3,115.3	(170.9)

Total	¥60,274.0	¥65,191.9	¥4,917.8

Risk-weighted assets as of March 31, 2015 were ¥65,191.9 billion, an increase of ¥4,917.8 billion compared to March 31, 2014. Credit risk assets increased by ¥4,534.0 billion to ¥58,602.7 billion due mainly to a rise in stock prices in Japan and an increase of loan assets. Market risk equivalent assets increased by ¥554.7 billion to ¥3,473.8 billion. Operational risk equivalent assets decreased by ¥170.9 billion to ¥3,115.3 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2014 and 2015, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2014	2015
Mizuho Bank
Common Equity Tier 1 capital ratio	10.19%	10.42%	0.23%
Tier 1 capital ratio	12.35	12.13	(0.22)
Total capital ratio	15.48	15.30	(0.18)
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	14.76	16.67	1.91
Tier 1 capital ratio	14.76	16.68	1.92
Total capital ratio	17.80	19.21	1.41

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2015.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2015, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2014 and 2015:

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
Guarantees:
Performance guarantees	¥1,985	¥2,226	¥241
Guarantees on loans	399	325	(74)
Guarantees on securities	170	184	14
Other guarantees	1,249	1,556	307
Guarantees for the repayment of trust principal	158	140	(18)
Liabilities of trust accounts	11,158	14,936	3,778
Derivative financial instruments	21,422	22,216	794

	As of March 31,		Increase (decrease)
	2014	2015
	(in billions of yen)
Commitments:
Commitments to extend credit	¥59,402	¥71,750	¥12,348
Commercial letters of credit	611	584	(27)

Total commitments	¥60,013	¥72,334	¥12,321

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

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities. For further information, see note 24 to our consolidated financial statements included elsewhere in this annual report.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2015:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥37,117	¥1,955	¥1,347	¥397	¥423	¥140	¥41,379
Certificates of deposit	15,642	44	9	—	—	—	15,695
Long-term debt	1,267	1,827	1,523	4,745	958	4,262	14,582
Capitalized leases	7	7	6	5	3	1	29
Operating leases	48	44	39	34	31	54	250

Total(1)(2)	¥54,081	¥3,877	¥2,924	¥5,181	¥1,415	¥4,457	¥71,935

Notes:

(1)	A contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥49 billion in the fiscal year ending March 31, 2016, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.
(2)	The amount of unrecognized tax benefits, which is not included in the above table, was ¥1.6 billion, of which ¥0.5 billion was interest and penalties, at March 31, 2015. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

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

	As of and for the fiscal year ended March 31, 2015
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥7,930.3	¥803.0
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	37.2	(61.1)
2. Investments	25.1	(280.9)
3. Loans	182.3	10.9
4. Allowances for loan losses and off-balance-sheet instruments	55.8	(14.7)
5. Premises and equipment	(35.4)	(4.0)
6. Land revaluation	182.8	(2.2)
7. Business combinations	(6.6)	(16.9)
8. Pension liabilities	7.2	(22.3)
9. Consolidation of variable interest entities	(9.3)	(34.6)
10. Deferred taxes	(251.1)	132.9
11. Foreign currency translation	—	107.5
12. Other	46.6	(5.7)

Japanese GAAP	¥8,164.9	¥611.9

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

7.    Business combinations

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

8.    Pension liabilities

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

Under both Japanese GAAP and U.S. GAAP, an employer is required to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets. Actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. Actuarial gains or losses are amortized based on corridor approach according to ASC 715 under U.S. GAAP, while they are amortized over a specified number of years under Japanese GAAP. Due mainly to the differences in the balances of actuarial gains or losses and prior service costs or benefits and in amortization methods, there are differences in the amounts of shareholders’ equity and net income between U.S. GAAP and Japanese GAAP. See note 20 to our consolidated financial statements included elsewhere in this annual report for further discussion.

9.    Consolidation of variable interest entities

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

10.    Deferred taxes

Under U.S. GAAP, all available evidence, both positive and negative, must be considered to determine whether, based on the weight of that evidence, deferred tax assets are realizable or whether a valuation allowance is needed. Possible sources of taxable income, which are considered to determine whether deferred tax assets are realizable, include net unrealized gains on available-for-sale securities. Under Japanese GAAP, the assessment as to whether deferred tax assets are realizable is primarily based on estimates of future taxable income.

Additionally, differences in the carrying amount of assets and liabilities between U.S. GAAP and Japanese GAAP create temporary differences that result in differences in deferred tax assets and liabilities.

11.    Foreign currency translation

Under Japanese GAAP, the income statement items of our foreign entities are translated into yen, our presentation currency, using the respective fiscal-year-end exchange rates, while under U.S. GAAP they are translated into the presentation currency using the average rates of exchange for the respective fiscal years. Moreover, under Japanese GAAP, retained earnings in the foreign branches of Mizuho Bank are translated into yen by the exchange rate at the end of the most recent reporting period comprehensively, whereas under U.S. GAAP they are recognized as the sum of the retained earnings for each fiscal year translated by the average rates of exchange for the respective fiscal years.

12.    Other

This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors

The following table provides information regarding the directors of Mizuho Financial Group as of June 30, 2015:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Yasuhiro Sato (Apr. 15, 1952)

Director

President & Group CEO (Representative Executive Officer)

Director of Mizuho Bank, Ltd.

Director of Mizuho Trust & Banking Co., Ltd.

Director of Mizuho Securities Co., Ltd.

Chairman of the Japanese Bankers Association

		Mar. 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2004	Managing Executive Officer
		Mar. 2006	Managing Director / Head of Corporate Banking Unit
		Apr. 2007	Deputy President / Chief Auditor
		Apr. 2009	President & CEO (until July 2013)
		June 2009	Director of Mizuho Financial Group, Inc.
		June 2011	Director of the former Mizuho Bank, Ltd.
President & Group CEO of Mizuho Financial Group, Inc. (until June 2014)
		July 2013	President & CEO of Mizuho Bank, Ltd.
		Apr. 2014	Director (current)
Director of Mizuho Trust & Banking Co., Ltd. (current)
Director of Mizuho Securities Co., Ltd. (current)
		June 2014	Director, President & Group CEO of Mizuho Financial Group, Inc. (current)

Shusaku Tsuhara (Jan. 6, 1960)	Director Senior Managing Executive Officer Head of Compliance Group (Group CCO) Senior Managing Director of Mizuho Bank, Ltd.	Apr. 2010	Executive Officer / General Manager of Executive Secretariat of Mizuho Financial Group, Inc.	June 2016
		Apr. 2012	Managing Executive Officer of the former Mizuho Bank, Ltd.
		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Apr. 2015	Senior Managing Executive Officer / Head of Compliance Group of Mizuho Financial Group, Inc.

Senior Managing Director / Head of Compliance Group of Mizuho Bank, Ltd. (current)

		June 2015	Director, Senior Managing Executive Officer / Head of Compliance Group of Mizuho Financial Group, Inc. (current)

Ryusuke Aya (May 20, 1960)	Director Managing Executive Officer	Apr. 2010	General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.	June 2016

	Head of Risk Management Group (Group CRO)	Apr. 2012	Executive Officer / General Manager of Risk Management Division of Mizuho Financial Group, Inc. (until Nov. 2013)
	Managing Director of Mizuho Bank, Ltd.		Executive Officer / General Manager of Risk Management Division of the former Mizuho Bank, Ltd.
Executive Officer / General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.
		July 2013	Executive Officer / General Manager of Risk Management Division of Mizuho Bank, Ltd.
		Nov. 2013	Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc. (until June 2014)
Managing Executive Officer / Head of Risk Management Group of Mizuho Bank, Ltd.
Managing Executive Officer / In charge of Risk Management Group of Mizuho Trust & Banking Co., Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Managing Executive Officer / In charge of Risk Management Group of Mizuho Securities Co., Ltd.

		Apr. 2014	Managing Director / Head of Risk Management Group of Mizuho Bank, Ltd. (current)
		June 2014	Director, Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc. (current)

Junichi Shinbo (May 21, 1961)	Director Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO) Managing Director of Mizuho Bank, Ltd. President & CEO of Mizuho Financial Strategy Co., Ltd.	Apr. 2010	General Manager of Asset Management Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2012	Executive Officer / General Manager of Portfolio Management Division of Mizuho Financial Group, Inc. (until Apr. 2014)
Executive Officer / General Manager of Portfolio Management Division of the former Mizuho Bank, Ltd.
Executive Officer / General Manager of Portfolio Management Division of the former Mizuho Corporate Bank, Ltd.
		July 2013	Executive Officer / General Manager of Portfolio Management Division of Mizuho Bank, Ltd.
		Apr. 2014	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.
Managing Director / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)
President & CEO of Mizuho Financial Strategy Co., Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		June 2014	Director, Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc. (current)

Koji Fujiwara (June 29, 1961)	Director Managing Executive Officer Head of Strategic Planning Group (Group CSO) Managing Director of Mizuho Bank, Ltd.	Apr. 2010	General Manager of Investor Relations Division of Mizuho Financial Group, Inc.	June 2016
		Apr. 2012	Executive Officer / General Manager of Investor Relations Division
		Apr. 2014	Managing Executive Officer / Head of Strategic Planning Group

Managing Director / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)

		June 2014	Director, Managing Executive Officer / Head of Strategic Group of Mizuho Financial Group, Inc. (current)

Hideyuki Takahashi (Apr. 20, 1957)	Director Member of the Audit Committee Director of Mizuho Bank, Ltd.	Apr. 2007	Executive Officer / Senior Corporate Officer of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2009	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit
		Apr. 2010	Managing Executive Officer / Chief Financial Officer and Chief Portfolio Management Officer
		Apr. 2011	Managing Executive Officer / Chief Financial Officer, Chief Portfolio Management Officer and Chief Information Officer
		Apr. 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
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

President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2014)

		June 2012	Managing Director / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

		Apr. 2013	Deputy President / Head of Financial Control & Accounting Group (until Apr. 2014)

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Bank, Ltd.

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of Financial Control & Accounting Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

		July 2013	Deputy President & Executive Officer / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd.

		Apr. 2014	Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		June 2014	Director of Mizuho Bank, Ltd. (current)

Nobukatsu Funaki (Mar. 30, 1959)	Director Member of the Audit Committee	Mar. 2010	Corporate Auditor of the former Mizuho Corporate Bank, Ltd. (until June 2013)	June 2016

		Apr. 2013	Corporate Auditor of Mizuho Securities Co., Ltd. (until June 2014)

		June 2013	Corporate Auditor of Mizuho Financial Group, Inc.

		June 2014	Director (current)

Mitsuo Ohashi(1) (Jan. 18, 1936)	Director Member of the Nominating Committee Senior Counselor of Showa Denko K.K. External Statutory Auditor of Fukoku Mutual Life Insurance Company	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2016
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director / General Manager of Corporate Planning Division
		Mar. 1993	Managing Director
		Mar. 1995	Senior Managing Director
		Mar. 1997	President and Chief Executive Officer
		Jan. 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Director of Mizuho Financial Group, Inc. (current)
		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
		Mar. 2010	Senior Advisor
		Mar. 2014	Senior Counselor (current)

Tetsuo Seki(1)(2) (July 29, 1938)	Director Member of the Compensation Committee Member of the Audit Committee	Apr. 1963	Joined Yawata Iron & Steel Co., Ltd.	June 2016
		June 1993	Director of Nippon Steel Corporation
		Apr. 1997	Managing Director

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
	General Advisor of the Shoko Chukin Bank, Ltd.	Apr. 2000	Representative Director and Executive Vice President
		June 2003	Executive Advisor
		June 2004	Senior Corporate Auditor
		June 2006	Independent Director of Terumo Corporation (until Sep. 2008)
		Mar. 2007	Outside Director of Sapporo Holdings Limited (until Sep. 2008)
		June 2007	Outside Director of Tokyo Financial Exchange Inc. (until Sep. 2008)
		Oct. 2007	Chairperson of the Japan Corporate Auditors Association (until Oct. 2008) Outside Director of Japan Post Holdings Co., Ltd. (until Sep. 2008)
		June 2008	Executive Advisor of Nippon Steel Corporation (until Sep. 2008)
		Oct. 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.
		June 2013	General Advisor (current)
		June 2015	Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Takashi Kawamura(1)(2) (Dec. 19, 1939)

Director

Member of the Nominating Committee

Member of the Compensation Committee

Advisor of Hitachi, Ltd.

Outside Director, Chairman of the Board of Hitachi Chemical Company, Ltd.

Chairman of the Board, Outside Director of Hitachi Construction Machinery Co., Ltd.

Outside Director of CALBEE, Inc.

		Apr. 1962	Joined Hitachi, Ltd.	June 2016
		June 1995	Director
		June 1997	Executive Managing Director
		Apr. 1999	Executive Vice President and Representative Director
		Apr. 2003	Director (until June 2007)
		June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
		June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)
		June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)
		Apr. 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
		June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director
		Apr. 2010	Representative Executive Officer, Chairman and Director

		Apr. 2011	Chairman of the Board

		Apr. 2014	Director

		June 2014	Advisor (current)

Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Tatsuo Kainaka(1)(2) (Jan. 2, 1940)

Director

Member of the Nominating Committee

Member of the Compensation Committee

Member of the Audit Committee

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate Auditor (External) of Oriental Land Co., Ltd.

		Apr. 1966	Appointed as Public Prosecutor	June 2016
		Jan. 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
		Oct. 2002	Justice of the Supreme Court
		Mar. 2010	Admitted to the Tokyo Bar Association
		Apr. 2010	Joined Takusyou Sogo Law Office (current)
		Jan. 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
		Nov. 2013	Director of Mizuho Bank, Ltd. (until June 2014)
		June 2014	Director of Mizuho Financial Group, Inc. (current)

Hirotake Abe(1)(2) (Nov. 13, 1944)

Director

Member of the Audit Committee

Certified Public Accountant Hirotake Abe Office

Outside Corporate Auditor of CONEXIO Corporation

Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION

		Jan. 1970	Joined Tohmatsu Awoki & Co.	June 2016
		June 1985	Temporarily transferred to Deloitte & Touche New York Office (until Oct. 1992)
		July 1990	Senior Partner of Tomatsu & Co.
		June 2001	CEO (until May 2007)
		June 2004	Executive Member of Deloitte Touche Tohmatsu Limited (until May 2007)
		June 2007	Senior Adviser of Deloitte Touche Tohmatsu (until Dec. 2009)
		Jan. 2010	Established the Certified Public Accountant Hirotake Abe Office (current)
		June 2015	Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Hiroko Ota(1)(2) (Feb. 2, 1954)	Director Member of the Nominating Committee Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation	Apr. 1996	Associate Professor, the Graduate School of Policy Science, Saitama University	June 2016
		Oct. 1997	Associate Professor, National Graduate Institute for Policy Studies
		Apr. 2001	Professor, National Graduate Institute for Policy Studies
		Apr. 2002	Director for Economic Research, Cabinet Office
		Mar. 2003	Deputy Director General for Economic Research, Cabinet Office
		Apr. 2004	Director General for Economic Research, Cabinet Office
		Aug. 2005	Professor, National Graduate Institute for Policy Studies
		Sep. 2006	Minister of State for Economic and Fiscal Policy
		Aug. 2008	Professor, National Graduate Institute for Policy Studies (current)
		Apr. 2009	Vice-President, National Graduate Institute for Policy Studies (until Mar. 2011)
		June 2014	Director of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Mr. Ohashi, Mr. Seki, Mr. Kawamura, Mr. Kainaka, Mr. Abe and Ms. Ota satisfy the requirements for an “outside director” under the Companies Act.
(2)	Mr. Seki, Mr. Kawamura, Mr. Kainaka, Mr. Abe and Ms. Ota are “independent directors” required by the Tokyo Stock Exchange, Inc.
(3)	The designation of the Chairman and the Deputy Chairman of the Board of Directors, and the designation of committee members and the Chairman of each committee are as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Hideyuki Takahashi

Nominating Committee members:

Mitsuo Ohashi (Chairman), Takashi Kawamura, Tatsuo Kainaka and Hiroko Ota

Compensation Committee members:

Tatsuo Kainaka (Chairman), Tetsuo Seki and Takashi Kawamura

Audit Committee members:

Hideyuki Takahashi (Chairman), Tetsuo Seki, Tatsuo Kainaka, Hirotake Abe and Nobukatsu Funaki

Executive Officers

The following table provides information regarding the executive officers of Mizuho Financial Group as of June 30, 2015:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Yasuhiro Sato (Apr. 15, 1952)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.		June 2016

Toshitsugu Okabe (May 2, 1956)

Deputy President & Executive Officer (Representative Executive Officer)

Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) and Strategic Planning (Priority Assignments)

		Apr. 2008	Executive Officer / General Manager of Executive Secretariat of Mizuho Financial Group, Inc.	June 2016
		Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.
		Apr. 2012	Managing Executive Officer / Head of Retail Banking Unit
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

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		June 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc. (until Sep. 2013)

		July 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of Mizuho Bank, Ltd. (until Apr. 2014)

		Sep. 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Compliance Group of Mizuho Financial Group, Inc. (until Apr. 2014)

		Nov. 2013	Managing Executive Officer / In charge of Compliance Group of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer / In charge of Compliance Group of Mizuho Securities Co., Ltd.

		Apr. 2014	Deputy President / Deputy President (Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)) of Mizuho Financial Group, Inc.

		June 2014	Deputy President & Executive Officer / Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)

Apr. 2015

Deputy President & Executive Officer / Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) and Strategic Planning (Priority Assignments) (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Daisaku Abe (June 20, 1957)	Deputy President & Executive Officer Head of IT & Systems Group (Group CIO) Head of Operations Group (Group COO) Deputy President & Executive Officer of Mizuho Bank, Ltd.	Apr. 2007	Executive Officer / General Manager of Executive Secretariat of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2009	Managing Executive Officer / Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.
		Apr. 2011	Managing Executive Officer / Head of Strategic Planning Group and Head of IT, Systems & Operations Group
		Apr. 2012	Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group
Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Bank, Ltd. (until Apr. 2013)
Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Corporate Bank, Ltd. (until Apr. 2013)
Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Trust & Banking Co., Ltd. (until Apr. 2014)
		June 2012	Managing Director / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc.
		Apr. 2013	Deputy President / Head of IT & Systems Group and Head of Operations Group (until June 2014)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer

Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Bank, Ltd.

Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

		July 2013	Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Bank, Ltd. (current)
		June 2014	Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc. (current)
Tadashi Kanki (Oct. 9, 1958)	Senior Managing Executive Officer Head of Internal Audit Group (Group CA)	Apr. 2008	Executive Officer / General Manager of Corporate Banking Division No.8 of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2011	Managing Executive Officer (until Apr. 2013)
		Apr. 2012	Managing Executive Officer of the former Mizuho Bank, Ltd.
		Apr. 2013	Managing Executive Officer / Head of Strategic Planning Group of Mizuho Financial Group, Inc.
Managing Executive Officer / Head of Strategic Planning Group of the former Mizuho Bank, Ltd. (until July 2013)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer

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
Akira Sugano (July 25, 1959)

Senior Managing Executive Officer

Head of Strategic Planning and Management Control (International Banking, Investment Banking, Transaction and Asset Management) and Strategic Planning (Priority Assignments)

		Apr. 2009	Executive Officer / General Manager of International Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2016
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
Apr. 2015

Senior Managing Executive Officer / Head of Strategic Planning and Management Control (International Banking, Investment Banking, Transaction and Asset Management) and Strategic Planning (Priority Assignments) (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Shusaku Tsuhara (Jan. 6, 1960)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.		June 2016

Tetsuhiko Saito (Jan. 1, 1961)	Senior Managing Executive Officer Head of Personal Banking Unit Managing Executive Officer of Mizuho Securities Co., Ltd.	Apr. 2010	Executive Officer / General Manager of Shinbashi Corporate Banking Department of Shinbashi Branch of the former Mizuho Bank, Ltd.	June 2016
		June 2011	Managing Executive Officer
		Apr. 2012	Managing Executive Officer / Head of Personal Banking Unit (until July 2013)
Managing Executive Officer (not full-time) / In charge of coordination with Personal Banking Unit of the former Mizuho Bank, Ltd. of the former Mizuho Corporate Bank, Ltd. (until July 2013)
		Apr. 2013	Managing Executive Officer / Head of Personal Banking Unit of Mizuho Financial Group, Inc. (until Apr. 2014)
		July 2013	Managing Executive Officer / Head of Personal Banking Unit of Mizuho Bank, Ltd.

		Apr. 2014	Managing Executive Officer / Head of Personal Banking Unit and Head of Retail Banking Unit of Mizuho Financial Group, Inc (until Apr. 2015)

Managing Executive Officer / Co-Head of Corporate Investment Services & Retail Business Division, Head of Banking & Trust Collaboration Group, Head of Internet and Contact Center Group of Mizuho Securities Co., Ltd.

		Oct. 2014	Managing Executive Officer / Co-Head of Corporate Investment Services & Retail Business Division, Head of Internet and Contact Center Group

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2015	Senior Managing Executive Officer / Head of Personal Banking Unit of Mizuho Financial Group, Inc. (current)
Managing Executive Officer / Co-Head of Corporate Investment Services & Retail Business Division of Mizuho Securities Co., Ltd. (current)

Junichi Kato (July 30, 1957)	Managing Executive Officer Head of Markets Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2008	Executive Officer of Mizuho Securities Co., Ltd. / President & CEO of Mizuho Bank (Switzerland) Ltd	June 2016
		Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.
		Apr. 2012	Managing Executive Officer / Joint Head of Markets Unit of the former Mizuho Bank, Ltd.
Managing Executive Officer / Joint Head of Markets Unit of the former Mizuho Corporate Bank, Ltd.
		July 2013	Managing Executive Officer / Joint Head of Markets Unit of Mizuho Bank, Ltd.
		Apr. 2014	Managing Executive Officer / Head of Markets Unit of Mizuho Financial Group, Inc. (current)
Managing Executive Officer / Head of Markets Unit of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Katsunobu Motohashi (Nov. 11, 1957)	Managing Executive Officer Head of Asset Management Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2009	Executive Officer / General Manager of Treasury Department of Mizuho Trust & Banking Co., Ltd.	June 2016
		Apr. 2010	Managing Executive Officer
		Apr. 2012	Managing Executive Officer / Head of Pension Business Unit & Asset Management Unit (until Apr. 2014)
		Apr. 2013	Managing Executive Officer / Deputy Head of Asset Management Unit of Mizuho Financial Group, Inc.
		Apr. 2014	Managing Executive Officer / Head of Asset Management Unit (current)
Managing Executive Officer / Head of Asset Management Unit of Mizuho Bank, Ltd. (current)
Keiichiro Ogushi (Aug. 20, 1960)	Managing Executive Officer Head of Retail Banking Unit Head of Corporate Banking Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2009	General Manager of Corporate Banking Division No.12 of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2011	Executive Officer / General Manager of Corporate Banking Coordination Division
Apr. 2012

Executive Officer / General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Bank, Ltd.

Executive Officer / General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Corporate Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2013	Managing Executive Officer of the former Mizuho Bank, Ltd. Managing Executive Officer of the former Mizuho Corporate Bank, Ltd.
		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.
Apr. 2015

Managing Executive Officer / Head of Retail Banking Unit and Head of Corporate Banking Unit of Mizuho Financial Group, Inc. (current)

Managing Executive Officer / Head of Retail Banking Unit and Head of Corporate Banking Unit of Mizuho Bank, Ltd. (current)

Tatsufumi Sakai (Aug. 27, 1959)	Managing Executive Officer Head of International Banking Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2009	Senior Corporate Officer of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2011	Executive Officer / Senior Corporate Officer of Strategic Planning Group
		July 2011	Executive Officer / Senior Corporate Officer of Strategic Planning Group and General Manager for Strategic Planning Group General Manager for Strategic Planning Group of Mizuho Financial Group, Inc.
Apr. 2012

Executive Officer / General Manager of Group Planning Division

Executive Officer / General Manager of Group Planning Division of the former Mizuho Bank, Ltd.

Executive Officer / General Manager of Group Planning Division of the former Mizuho Corporate Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Apr. 2013

Managing Executive Officer / Head of Investment Banking Unit of Mizuho Financial Group, Inc.

Managing Executive Officer / Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of the former Mizuho Bank, Ltd.

Managing Executive Officer / Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of the former Mizuho Corporate Bank, Ltd.

		July 2013	Managing Executive Officer / Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of Mizuho Bank, Ltd.
		Apr. 2014	Managing Executive Officer / Head of International Banking Unit of Mizuho Financial Group, Inc. (current) Managing Executive Officer / Head of International Banking Unit of Mizuho Bank, Ltd. (current)
Daisuke Yamada (Oct. 10, 1960)	Managing Executive Officer Head of Corporate Banking Unit (Large Corporations) Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2009	General Manager of Industry Research Division of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2011	Executive Officer / General Manager of Industry Research Division (until Apr. 2013)
		Apr. 2012	Executive Officer / General Manager of Industry Research Division of the former Mizuho Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2013	Managing Executive Officer of the former Mizuho Bank, Ltd. Managing Executive Officer of the former Mizuho Corporate Bank, Ltd.
		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.
Apr. 2014

Managing Executive Officer / Head of Corporate Banking Unit (Large Corporations) of Mizuho Financial Group, Inc. (current)

Managing Executive Officer / Head of Corporate Banking Unit (Large Corporations) of Mizuho Bank, Ltd. (current)

Ryusuke Aya (May 20, 1960)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.		June 2016

Junichi Shinbo (May 21, 1961)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.		June 2016

Koji Fujiwara (June 29, 1961)	See “Directors” under this Item 6.A.	See “Directors” under this Item 6.A.		June 2016

Kazuya Kobayashi (Jan. 5, 1963)	Managing Executive Officer Head of Investment Banking Unit Head of Transaction Banking Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2010	General Manager / Acquisition Finance Division of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2012	Executive Officer / General Manager of Corporate Banking Division No.13
		July 2013	Executive Officer / General Manager of Corporate Banking Division No.13 of Mizuho Bank, Ltd.
		Apr. 2014	Managing Executive Officer / Head of Investment Banking Unit of Mizuho Financial Group, Inc. Managing Executive Officer / Head of Investment Banking Unit of Mizuho Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Apr. 2015

Managing Executive Officer / Head of Investment Banking Unit and Head of Transaction Banking Unit of Mizuho Financial Group, Inc. (current)

Managing Executive Officer / Head of Investment Banking Unit and Head of Transaction Banking Unit of Mizuho Bank, Ltd. (current)

Kenji Tsujitsugu (Nov. 12, 1962)	Managing Executive Officer Head of Financial Institution & Public Sector Business Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2010	General Manager of Financial Institutions & Public Sector Business Coordination Department of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2011	General Manager of Financial Institution Banking Division No.2
		Apr. 2012	General Manager of Fukuoka Corporate Banking Division
		Apr. 2013	Executive Officer / General Manager of Fukuoka Corporate Banking Division
		July 2013	Executive Officer / General Manager of Fukuoka Corporate Banking Division of Mizuho Bank, Ltd.
Apr. 2015

Managing Executive Officer / Head of Financial Institution & Public Sector Business Unit of Mizuho Financial Group, Inc. (current)

Managing Executive Officer / Head of Financial Institution & Public Sector Business Unit of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Satoshi Ishii (Sep. 1, 1963)	Managing Executive Officer Head of Human Resources Group (Group CHRO) Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2009	Deputy General Manager of International Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2016
		Apr. 2011	General Manager of Executive Secretariat (until July 2013)
		Apr. 2013	General Manager for Executive Secretariat of Mizuho Financial Group, Inc. (until Jan. 2014)
		July 2013	General Manager for Executive Secretariat of Mizuho Bank, Ltd. (until Mar. 2014)
		Jan. 2014	General Manager for Executive Secretariat and Project Manager of Reorganization Project Team of Mizuho Financial Group, Inc.
		Apr. 2014	Executive Officer / General Manager of Corporate Secretariat Executive Officer / General Manager of Corporate Secretariat of Mizuho Bank, Ltd.
		Apr. 2015	Managing Executive Officer / Head of Human Resources Group of Mizuho Financial Group, Inc. (current) Managing Executive Officer / Head of Human Resources Group of Mizuho Bank, Ltd. (current)

No family relationship exists among any of the directors and executive officers.

6.B. Compensation

Mizuho Financial Group transformed from a Company with Board of Auditors into a Company with Three Committees on June 24, 2014. The following provides information before and after the transformation.

Before the transformation, in accordance with the Companies Act, as a Company with Board of Auditors, compensation for directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, needed to be approved at general meetings of shareholders, as the articles of incorporation did not specify otherwise. The shareholders’ approval specified the upper limit of the aggregate amount of compensation and included the description of benefits in kind. Compensation for a director or corporate auditor was fixed by the Board of Directors or by consultation among corporate auditors in accordance with Mizuho Financial Group’s internal regulations and practice and, in the case of retirement allowances, generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to the company’s performance.

After the transformation, in accordance with the Companies Act, as a Company with Three Committees, compensation for each individual director and executive officer, as defined in the Companies Act, including bonuses, retirement allowances and incentive stock options, needs to be determined at the Compensation Committee, which is required to consist of at least three directors and the majority of which is required to consist of outside directors. See “Item 6. C. Board Practices” for more information regarding Mizuho Financial Group’s corporate governance.

The aggregate compensation, including bonuses and stock compensation-type stock options (stock acquisition rights), but excluding retirement allowances, paid by Mizuho Financial Group and its subsidiaries to the directors, corporate auditors and executive officers, as defined in the Companies Act of Mizuho Financial Group during the fiscal year ended March 31, 2015 was ¥ 241 million, ¥22 million and ¥594 million, respectively.

Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors, corporate auditors and executive officers, as defined in the Companies Act for the relevant fiscal year if the aggregate annual compensation per the director/corporate auditor/executive officer, as defined in the Companies Act equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and corporate auditors of such subsidiaries). None of Mizuho Financial Group’s directors, corporate auditors and executive officers, as defined in the Companies Act received compensation that equaled or exceeded the foregoing amount in the fiscal year ended March 31, 2015.

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

In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2015.

On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2015.

On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2015.

On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2015.

On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2015.

On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2015.

On May 14, 2014, the Board of Directors determined to delegate to the President & CEO the authority to determine to issue stock acquisition rights to directors and executive officers, provided that Mizuho Financial Group would transform from a Company with Board of Corporate Auditors into a Company with Three Committees. Later, on June 24, 2014, the transformation was approved at the ordinary general meeting of shareholders.

On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2015.

Mizuho Financial Group’s Compensation Committee resolved, at the meeting held on May 15, 2015, to discontinue the current stock option program along with the introduction of performance payments and performance-based stock compensation for directors and officers. (Regarding the performance payments and performance-based stock compensation, see “Mizuho Financial Group Compensation Policy” explained below.)

“Mizuho Financial Group Compensation Policy”

Mizuho Financial Group set out the “Mizuho Financial Group Compensation Policy” concerning the determination of compensation for each individual director and executive officer (“Directors, etc.”) of Mizuho Financial Group as well as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (“Core Subsidiaries”).

Executive compensation for Mizuho Financial Group and the Core Subsidiaries pursuant to such policy aims to function as incentive and compensation for each officer to exercise the designated function to the fullest with respect to striving to realize management with consideration to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Directors, etc., of Mizuho Financial Group and the Core Subsidiaries is set forth below:

•	The executive compensation shall be based on the function and responsibility assigned to and the performance of each of the Directors, etc.

•	The executive compensation shall give consideration to improving corporate value and creating value for various stakeholders over the medium to long term.

•	The executive compensation shall reflect the management environment and business performance of our group.

•	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

•

The compensation system and standards shall be reevaluated based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

•	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

Compensation System

The compensation system for executive officers, as defined in the Companies Act (including executive officers who are directors), executive officers, as defined in our internal regulations, and directors and executive officers of the Core Subsidiaries responsible for business execution (“Officers Responsible for Business Execution”) shall be separate from that for the non-executive directors of Mizuho Financial Group and the directors of the Core Subsidiaries responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

The basic compensation system for Officers Responsible for Business Execution shall consist of basic salaries in the form of fixed compensation as well as variable compensation consisting of performance payments and performance-based stock compensation. The ratio of fixed compensation to variable compensation, the range of variable compensation based on business performance and the payment method shall be designated in light of sound incentivization for sustainable growth and restraint on excessive risk taking, while our taking into account regulations and guidelines as well as research data, etc., both in Japan and overseas, concerning executive compensation. In principle, the ratio of fixed to variable compensations shall be 6 to 4 and the ratio of performance payments to performance-based stock compensation shall be 1 to 1, based on which the standard amount shall be calculated for each position. The variable compensation shall reflect each officer’s performance within the range of 0% to 150% of the standard amount for each position. The basic salaries, the performance payments and the performance-based stock compensation as well as the payment methods, etc., are in principle as set forth below:

1)	The basic salaries shall factor in each officer’s function and responsibility in addition to the standard amount for each position.

2)	The performance payments shall be monetary made as officers’ incentive to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

3)	The performance-based stock compensation shall be paid in the form of shares of common stock of Mizuho Financial Group acquired from the stock market through a trust with an aim to align officers’ interests with those of the shareholders and increase the incentive to enhance corporate value. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments of the performance-based stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

4)	The variable compensation intended for professional personnel, etc., appointed from outside the group shall be individually designed based on the duties and characteristics of business responsibilities and market values, etc., of each officer, a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture (clawback) of the deferred amount depending on the performance, etc., of the company and such personnel.

The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function and shall consist of basic salaries and stock compensations.

1)	The basic salaries shall factor in each officer’s function and responsibilities in addition to the basic amount for each of the full-time and part-time non-executive officers.

2)	The stock compensation shall be paid to full-time internal directors excluding outside directors in accordance with the standard amount based on each position. However, the payment standards shall not fluctuate depending on each officer’s level of performance. A system shall be adopted which enables the entire amount of deferred payments of the stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

Compensation Determination Process

The Compensation Committee shall determine the determination policy of executive compensation for Mizuho Financial Group and the Core Subsidiaries and the executive compensation system, including the system set out in “Compensation System.” In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer, as defined in the Companies Act, of Mizuho Financial Group and approve at Mizuho Financial Group the compensation of each individual director of the Core Subsidiaries.

The President & Executive Officer, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer, as defined in our internal regulations, of Mizuho Financial Group and approve at Mizuho Financial Group the compensation of each individual executive officer of the Core Subsidiaries, etc.

All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the chairman thereof shall be an outside director.

The Compensation Committee, where necessary, may have officers who are not members of the committee (including officers of the Core Subsidiaries) such as the President & Executive Officer and external experts, etc., attend its meetings and request their opinion.

Revision and Abolishment of the Policy

Revision and abolishment of the Policy shall be resolved by the Compensation Committee of Mizuho Financial Group.

6.C. Board Practices

Under the Companies Act, Companies with Three Committees are required to establish a nominating committee, a compensation committee and an audit committee and the majority of the respective committee members must be outside directors, as defined under the Companies Act. Such companies are also required to appoint executive officers under the Companies Act.

Mizuho Financial Group transformed into a Company with Three Committees from a Company with Board of Corporate Auditors in June 2014. The company believes that, under the current legal system, a Company with Three Committees is the most effective as a system to realize the basic policy regarding our corporate governance system for the following reasons:

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

•

To make possible the creation of systems that are necessary to realize the fundamental perspectives regarding our corporate governance in a form that takes into account what we aim to be and our challenges.

•

To be in line with governance systems that are required globally with a strong recognition that we operate globally and are in a position in which we should play a leading role in the industry as a financial group that is a G-SIFI to continue constructing a strong governance system that will agilely respond to domestic and global structural changes and overcome a highly competitive environment; and as a result, to allow us to fulfill our social role and mission, which is to realize continuous and stable corporate growth and improved corporate value and shareholder interests and contribute to domestic and global economic and industrial development and prosperity of society, in response to the demands of our stakeholders.

Pursuant to its articles of incorporation, Mizuho Financial Group has established general meetings of shareholders, individual directors, the Board of Directors, the Nominating Committee, the Compensation Committee, the Audit Committee and an accounting auditor as the primary components of its corporate governance system.

Board of Directors

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

The main roles of the Board of Directors are making decisions on business execution such as basic management policies, which are legally matters to be determined solely by the Board of Directors, and supervising the execution of duties by directors and executive officers. The Board of Directors shall, in principle, delegate to the President & Executive Officer, who is also the Group CEO, decisions on business execution (excluding matters that are legally required to be determined solely by the Board of Directors), for the purpose of realizing swift and flexible decision-making and expeditious corporate management and strengthening the supervision of directors and executive officers by the Board of Directors.

Pursuant to the articles of incorporation, Mizuho Financial Group has no more than 15 directors and maintains the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, the majority of the members of the Board of Directors consist of outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal Non-Executive Directors,” and together with outside directors, “Non-Executive Directors”). Currently, the Board of Directors consists of a total of 13 directors (six outside directors, two Internal Non-Executive Directors and five directors concurrently serving as executive officers).

The chairman of the Board of Directors shall, in principle, be an outside director (or at least a Non-Executive Director) in light of the role of the Board of Directors to supervise management. Currently, Ms. Hiroko Ota serves as the chairman of the Board of Directors.

Nominating Committee

Under the Companies Act, the nominating committee is required to consist of at least three directors, and the majority of its members is required to consist of outside directors. The duties of the nominating committee include the determination of the contents of proposals regarding the appointment and dismissal of directors to be submitted to the general meetings of shareholders.

The main roles of the Nominating Committee of Mizuho Financial Group are determining the contents of proposals regarding the appointment and dismissal of directors of Mizuho Financial Group to be submitted to the general meetings of shareholders, exercising the approval rights held by Mizuho Financial Group with respect to the appointment and dismissal of directors of each of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Core Subsidiaries”), and exercising the approval rights held by Mizuho Financial Group with respect to the appointment and removal of representative directors and senior directors of the Core Subsidiaries.

The chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the chairman, are outside directors. As of June 23, 2015, the members of the Nominating Committee are Mr. Mitsuo Ohashi (Chairman), Mr. Takashi Kawamura, Mr. Tatsuo Kainaka and Ms. Hiroko Ota.

Compensation Committee

Under the Companies Act, the compensation committee is required to consist of at least three directors, and the majority of its members is required to consist of outside directors. The duties of the compensation committee include the determination of the compensation for each individual director and executive officer.

The main roles of the Compensation Committee of Mizuho Financial Group are determining the compensation for each individual director and executive officer of Mizuho Financial Group, exercising the approval rights held by Mizuho Financial Group regarding compensation of each individual director of the Core Subsidiaries, and determining the basic policies and compensation system for directors and executive officers of Mizuho Financial Group and the Core Subsidiaries.

The chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the chairman, are outside directors. As of June 23, 2015, the members of the Compensation Committee are Mr. Tatsuo Kainaka (Chairman), Mr. Tetsuo Seki and Mr. Takashi Kawamura.

Audit Committee

Under the Companies Act, the audit committee is required to consist of at least three Non-Executive Directors, and the majority of its members is required to consist of outside directors. The duties of the audit committee include the audit of the execution of duties by directors and executive officers and preparation of audit reports.

The main roles of the Audit Committee of Mizuho Financial Group are auditing the execution of duties by the directors and executive officers, monitoring and inspecting the establishment and management of the internal control system of Mizuho Financial Group and its subsidiaries, monitoring and inspecting the condition of the execution of duties with respect to corporate management of subsidiaries and others by executive officers, preparing audit reports, and determining the contents of proposals regarding the appointment, dismissal and non-reappointment of accounting auditors to be submitted to the general meetings of shareholders.

Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members shall be outside directors. Currently, among the five members of the Audit Committee, two members are appointed among Internal Non-Executive Directors as full-time members of the Audit Committee, and three members are appointed among outside directors. As of June 23, 2015, the members of the Audit Committee are Mr. Hideyuki Takahashi (Chairman), Mr. Tetsuo Seki, Mr. Tatsuo Kainaka, Mr. Hirotake Abe and Mr. Nobukatsu Funaki.

All members of the Audit Committee shall be independent under the provisions of the United States Securities and Exchange Commission and the rules of the New York Stock Exchange. Further, at least one member of the Audit Committee shall be a “financial expert” as defined under U.S. laws and regulations.

Mizuho Financial Group has established committees and other organizations on a voluntary basis in addition to the above legally-required three committees as set forth below:

•	Human Resources Review Meeting

Mizuho Financial Group has established the Human Resources Review Meeting that consists of the President & Executive Officer and outside directors who serve as members of the Nominating Committee and the Compensation Committee as a deliberative body that mainly conducts the deliberation of proposals to appoint executive officers, as defined in the Companies Act, and executive officers, as defined in our internal regulations, with title of Mizuho Financial Group and executive officers, as defined in our internal regulations, with title of Core Subsidiaries and assessment of executive officers.

•	Risk Committee

Mizuho Financial Group has established the Risk Committee that in principle fully consists of Non-Executive Directors or external experts as an advisory body that mainly advises the Board of Directors with respect to the supervision of the determination and the implementation relating to risk governance.

•	External Director Session

Mizuho Financial Group has established the External Director Session that consists of all outside directors and the President & Executive Officer as a forum for free discussions with an aim to deepen outside directors’ understanding of our group and share the top management’s awareness of issues through communication among directors.

Executive Officers

Under the Companies Act, Companies with Three Committees are required to appoint at least one executive officer by resolution of the board of directors, and its term of office ends at the close of the meeting of the board of directors initially convened following the close of the ordinary general meeting of shareholders relating to the fiscal year ending within a year following appointment. Executive officers shall decide on the business execution delegated by a resolution of the board of directors and implement business execution.

Executive officers of Mizuho Financial Group take charge of making decisions on business execution delegated by a resolution of the Board of Directors and implementing business execution of Mizuho Financial Group.

Mizuho Financial Group shall appoint as executive officers the Group CEO and, in principle, the following (1) and (2), based on the policy that it is necessary to appoint as executive officers people who make decisions on business execution delegated by the Board of Directors as managers of Mizuho Financial Group and who assume a comprehensive role of business execution.

(1)	Persons with the right to give instructions to Unit Heads, Group Heads or the Head of Internal Audit, to the extent that they have been so instructed by the Group CEO; and

(2)	All Unit Heads, Group Heads and the Head of Internal Audit.

While the President & Executive Officer is responsible for business execution at Mizuho Financial Group, from the perspective of providing a checks and balances function and ensuring sufficient consideration in connection with decision-making, in principle, determination of delegated matters relating to making decisions on business execution following the transformation into a Company with Three Committees shall be based on deliberation of the Executive Management Committee (however, excluding matters ensured to be deliberated and discussed under sufficient checks and balances by Non-Executive Directors such as through the Nominating Committee, the Compensation Committee and the Human Resources Review Meeting).

Agreements with Directors, etc.

None of the directors has service contracts with Mizuho Financial Group providing for benefits upon termination of service.

Mizuho Financial Group’s articles of incorporation, in accordance with the Companies Act, allows the company to enter into an agreement with outside directors that limits their liabilities incurred in connection with their service. The limitation of liabilities under such agreement, if the outside director performed his/her duty in good faith without gross negligence, must be the higher of either (i) a pre-determined amount not less than ¥20 million or (ii) the amount prescribed in laws and regulations, which is currently equivalent to two times the annual compensation such outside director. Pursuant to the provisions, Mizuho Financial Group has entered into such agreements with all of its outside directors that are in office.

Based on the rules of the Tokyo Stock Exchange, listed companies are required to have at least one member of the board of directors to be “independent.” Currently, five of Mizuho Financial Group’s outside directors meet such independence requirements.

For additional information on directors and the board practices, see “Item 6.A. Directors and Senior Management—Directors” and “Item 10.B. Additional Information—Memorandum and Articles of Association” in this annual report.

The rights of holders of American Depositary Receipts, or ADRs, which evidence ADSs, including such ADR holders’ rights relating to corporate governance practices, are governed by the deposit agreement, which is included as Exhibit 2.2 to this annual report.

Corporate Governance Practices

Companies listed on the New York Stock Exchange, or NYSE, must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers meeting certain criteria, such as Mizuho Financial Group, are permitted to follow home country practices in lieu of certain provisions of Section 303A, and the company is relying on this exemption. See “Item 16.G. Corporate Governance” for a summary of significant ways in which corporate governance practices of Mizuho Financial Group differ from those followed by NYSE-listed U.S. companies.

6.D. Employees

As of March 31, 2013, 2014 and 2015, we had 55,492, 54,911 and 54,784 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 19,922 temporary employees during the fiscal year ended March 31, 2015.

The following tables show our full-time employees as of March 31, 2015 and the average number of temporary employees for the fiscal year ended March 31, 2015, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Mizuho Bank	34,528	17,091
Mizuho Trust & Banking	4,684	894
Mizuho Securities	8,908	1,427
Others	6,664	510

Total	54,784	19,922

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	92.0%	99.8%
Americas	2.1	0.0
Europe	1.2	0.1
Asia/Oceania (excluding Japan) and others	4.7	0.1

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of Mizuho Financial Group’s common stock owned by its directors and executive officers as of June 30, 2015:

Directors	Number of shares owned
Yasuhiro Sato	34,580
Shusaku Tsuhara	387,500
Ryusuke Aya	143,980
Junichi Shinbo	166,240
Koji Fujiwara	160,900
Hideyuki Takahashi	412,060
Nobukatsu Funaki	13,200
Mitsuo Ohashi	4,400
Tetsuo Seki	—
Takashi Kawamura	130,000
Tatsuo Kainaka	4,400
Hirotake Abe	—
Hiroko Ota	5,000

Executive Officers	Number of shares owned
Yasuhiro Sato	See above
Toshitsugu Okabe	583,700
Daisaku Abe	275,280
Tadashi Kanki	424,800
Akira Sugano	346,300
Shusaku Tsuhara	See above
Tetsuhiko Saito	411,100
Junichi Kato	58,800
Katsunobu Motohashi	226,640
Keiichiro Ogushi	32,370
Tatsufumi Sakai	44,520
Daisuke Yamada	17,100
Ryusuke Aya	See above
Junichi Shinbo	See above
Koji Fujiwara	See above
Kazuya Kobayashi	21,000
Kenji Tsujitsugu	14,800
Satoshi Ishii	74,100

None of the directors or executive officers is the owner of more than one percent of Mizuho Financial Group’s common stock, and no director or executive officer has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our stock compensation-type stock options (stock acquisition rights) for directors, see “Item 6.B Compensation”.

We maintain an employee stock ownership plan under which participating employees of the companies listed below is able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2015:

	As of March 31, 2015
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Trust & Banking Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute

Total		104,213,764

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2015:

	As of March 31, 2015
Name	Number of shares owned	Percentage of outstanding shares
Japan Trustee Services Bank, Ltd. (trustee account)	866,823,400	3.52%
The Master Trust Bank of Japan, Ltd. (trustee account)	783,003,000	3.18
The Bank of New York Mellon SA/NV 10	420,887,691	1.71
Nomura Securities Co., Ltd.	353,151,143	1.43
State Street Bank West Client – Treaty 505234	310,622,516	1.26
State Street Bank And Trust Company 505223	304,023,553	1.24
Japan Trustee Services Bank, Ltd. (trustee account 9)	286,686,100	1.16
Japan Trustee Services Bank, Ltd. (trustee account 5)	284,612,800	1.16
Japan Trustee Services Bank, Ltd. (trustee account 1)	283,836,500	1.15
Japan Trustee Services Bank, Ltd. (trustee account 6)	282,791,500	1.15

Total	4,176,438,203	16.97%

As of March 31, 2015, there were 203 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 12% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2015 consisted of eleventh series class XI preferred stock, which is non-voting. The following tables set forth information about the ownership of shares of eleventh series class XI preferred stock by our major shareholders of the respective preferred stock as of March 31, 2015, as appearing on the register of preferred shareholders:

Eleventh Series Class XI Preferred Stock

	As of March 31, 2015
Name	Number of shares owned	Percentage of outstanding shares
Marubeni Corporation	14,500,000	6.80%
Shimizu Corporation	10,000,000	4.69
ANA Holdings Inc.	6,000,000	2.82
Kyushu Electric Power Company, Incorporated	5,000,000	2.35
Shiseido Company, Limited	5,000,000	2.35
Chubu Electric Power Company, Incorporated	5,000,000	2.35
Fuji Electric Co., Ltd.	5,000,000	2.35
Nippon Steel & Sumitomo Metal Corporation	4,200,000	1.97
Century Tokyo Leasing Corporation	4,000,000	1.88
Hitachi Urban Investment, Ltd.	4,000,000	1.88

Total	62,700,000	29.42%

As of March 31, 2015, there were no holders of our preferred stock with addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2015, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2015, none of the directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2015.

During the fiscal year ended March 31, 2015, no loans were made to the directors or executive officers or corporate auditors other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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

Dividend Policy

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders.

Based on the above policy, we paid annual cash dividends for the fiscal year ended March 31, 2015 of ¥7.5 per share of common stock (interim cash dividends of ¥3.5 per share of common stock and year-end cash dividends of ¥4.0 per share of common stock), an increase of ¥1.00 per share of common stock compared with the fiscal year ended March 31, 2014. With respect to Eleventh Series Class XI Preferred Stock, we made dividend payments for the fiscal year ended March 31, 2015 as prescribed.

We intend to distribute dividends twice per year to shareholders of record as of March 31 and September 30 in each year as year-end dividends and as interim dividends, respectively, to return profits to shareholders in a timely way.

In accordance with our articles of incorporation, we determine dividend payments of surplus not by a resolution at a general meeting of shareholders but by a resolution of our Board of Directors, unless otherwise provided for in laws or regulations.

We continuously consider the optimal balance between strengthening of stable capital base and steady returns to shareholders. We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework and determine cash dividend payments for each term.

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

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2011	4.27	2.67	720,409
2012	3.42	2.43	779,986
2013	4.68	2.80	478,892
2014	4.55	3.62	556,105
2015	4.17	3.22	352,911
2014:
First quarter	4.55	3.62	1,197,898
Second quarter	4.51	4.02	309,364
Third quarter	4.43	4.06	338,905
Fourth quarter	4.52	3.87	369,508
2015:
First quarter	4.17	3.82	266,474
Second quarter	4.11	3.55	203,813
Third quarter	3.83	3.32	412,518
Fourth quarter	3.80	3.22	536,075
2016:
First quarter	4.51	3.53	414.585
Most recent six months:
January	3.43	3.22	924,940
February	3.72	3.22	429,530
March	3.80	3.53	274,576
April	3.90	3.53	290,555
May	4.41	3.74	373,884
June	4.51	4.12	569,980
July (through July 10)	4.36	4.08	908,323

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices(1) and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

	Price per share		Average daily trading volume
Fiscal years ended/ending March 31,	High	Low
			(shares)
2011	192	110	173,457,514
2012	146	98	107,266,520
2013	221	110	142,901,584
2014	240	180	186,546,095
2015	226.6	178.1	132,018,080
2014:
First quarter	233	180	327,942,982
Second quarter	226	200	134,620,102
Third quarter	229	199	123,454,968
Fourth quarter	240	197	159,242,310
2015:
First quarter	213	193	97,798,018
Second quarter	209.0	193.1	119,048,543
Third quarter	208.8	178.1	150,495,787
Fourth quarter	226.6	191.0	162,211,157
2016:
First quarter	280.4	208.6	241,085,838
Most recent six months:
January	202.3	191.6	125,015,037
February	221.5	191.0	196,771,558
March	226.6	210.1	164,487,459
April	236.6	208.6	181,866,748
May	279.0	223.1	269,232,567
June	280.4	250.1	274,584,009
July (through July 10)	272.5	243.6	275,598,388

(1)	Since July 22, 2014, Tokyo Stock Exchange has introduced sub-yen tick sizes for the shares of TOPIX 100 constituents, which contain decimals. Our shares are included in the TOPIX 100 constituents.

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

Our Board of Directors

Under the Companies Act, because we have adopted the “Company with Three Committees” system, our directors have no power to execute our business except in limited circumstances as permitted by law. If a director also serves concurrently as an executive officer, then he or she can execute our business in the capacity of executive officer. There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Companies Act, however, requires such director to refrain from voting on such matters at meetings of the board of directors.

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

As of March 31, 2015, 24,621,897,967 shares of common stock were issued.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2015.

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

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

1.	any amendment to our articles of incorporation (except for such amendments that may be authorized by executive officers under the authority delegated by the board of directors under the Companies Act such as (i) an increase of the number of authorized shares in the same ratio as that of a stock split, (ii) a reduction of the number of shares per unit of shares and (iii) abolishing the unit share system);

2.	our dissolution, merger or consolidation requiring shareholders’ approval;

3.	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

4.	transfer of the whole or a substantial part of our business;

5.	transfer of the whole or a part of our shares in any of our subsidiaries requiring shareholders’ approval;

6.	taking over of the whole of the business of another company requiring shareholders’ approval;

7.	our corporate split requiring shareholders’ approval;

8.	consolidation of shares of common stock;

9.	acquisition of shares of common stock by us from a specific shareholder other than our subsidiary;

10.	distribution of Surplus in kind (except when shareholders are granted the right to require to make such distribution in cash instead of in kind);

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

In the case of an issuance or transfer of shares or stock acquisition rights by way of an allotment to a third party whereby the third party will hold more than 50% of the voting rights of all shareholders, we shall give notice (including a public notice) to our shareholders in advance, and if shareholders who hold one-tenth or more of the voting rights of all shareholders dissent from the third-party allotment, the approval by an ordinary resolution of a general meeting of shareholders is generally required before the payment date for such issuance or transfer pursuant to the Companies Act. In addition, pursuant to the regulations of the stock exchanges in Japan, in the case of an issuance or transfer of shares or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a determination by the executive officers, the approval of the shareholders or an affirmative opinion from a person independent of our management is generally required.

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

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by executive officers under the authority delegated by the Board of Directors unless it is made at a “specially favorable” price or under “specially favorable” conditions, as described in “—Voting Rights” and subject to the approval of the shareholders or an affirmative opinion from an independent person in certain cases, as described in “—Issue of Additional Shares and Pre-emptive Rights.”

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

As of March 31, 2015, 914,752,000 shares of eleventh series class XI preferred stock were issued.

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

Acquisition of Preferred Stock

We may, if required, subject to regulatory approval, acquire any shares of the preferred stock then outstanding at any time out of the Distributable Amount (as defined in “—Common Stock—Restriction on Distribution of Surplus”). On or after the date to be determined by a resolution of the Board of Directors or a determination by executive officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, we may also acquire all or a portion of each series of the first to fourth series of class XV (currently not in issue) or the first to fourth series of class XVI preferred stock (currently not in issue) at the acquisition price to be determined by a resolution of the Board of Directors or a determination by executive officer(s) under the authority delegated by the board of directors relating to the issuance of the relevant preferred stock on the date separately determined by a resolution of the Board of Directors or a determination by executive officer(s) under the authority delegated by the Board of Directors, without consent of the holders of such preferred stock. When a portion of a certain class of preferred stock is acquired, such acquisition shall be made from each holder thereof in number of shares determined by way of a lot or pro rata allocation.

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

Acquisition of Preferred Stock without Consideration or in Exchange for Common Stock

In order to enable the relevant preferred stock to meet the criteria for inclusion in Additional Tier 1 capital under the capital adequacy guidelines of the Financial Services Agency under the Basel III rules, the first to fourth series of class XIV (currently not in issue), the first to fourth series of class XV (currently not in issue) and the first to fourth series of class XVI (currently not in issue) preferred stock have the following feature.

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

Under the income tax treaty between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a qualified United States resident eligible to enjoy treaty benefits that is either a corporation owning, directly or indirectly, less than 10% of the voting stock of a Japanese corporation or an individual is generally reduced to 10% of the gross amount actually distributed, except where such United States resident conducts business in Japan through a permanent establishment situated therein and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock or ADSs. A non-resident holder of shares of our common stock who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide such application service. In addition, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the depositary or its Agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends, together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure.

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

The amount of the dividend paid in yen will be the U.S. dollar value of the yen payments received. This value will be determined at the spot yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of shares, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have basis in such yen equal to their dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the yen will generally be treated as U.S. source ordinary income or loss.

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

Approach to the Basel Regulatory Framework

Basel III Framework, the regulations for international standards of the health of banks, is being phased in from 2013, which consists of minimum capital requirements, a leverage ratio and a global liquidity standard. Basel III is based on the Basel II framework which requires the observance of “three pillars.” “Pillar 1” is minimum requirements relating to risk which should be maintained by banks. “Pillar 2” is the self-disciplined risk management by financial institutions with a supervisory review process. “Pillar 3” is market discipline allowing for assessment by the market through appropriate disclosure.

We have been calculating our capital adequacy ratios by applying the AIRB approach for the calculation of credit risk from March 31, 2009 and the AMA for the calculation of operational risk from September 30, 2009. In Japan, from March 31, 2013, the minimum capital requirements based on Basel III began to be phased in, and we have been calculating capital adequacy ratios based on the revisions to capital adequacy guidelines published by the Financial Services Agency. The Basel Committee continues to review the treatments related to capital requirements. We will comply with new requirements appropriately. And we have been identified as a G-SIB by the Financial Stability Board in November 2014. In case we are to be identified as a G-SIB, the stricter capital requirements will be applied.

A leverage ratio also has been implemented under “Pillar 3” from March 31, 2015 and we began disclosing it. And a global liquidity standard has been implemented under “Pillar 1” from March 31, 2015 in Japan and we have been calculating our liquidity coverage ratio.

Overview of Risk Management

Risk Management Structure

Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. At Mizuho Financial Group, the Risk Management Committee chaired by the Group Chief Risk Officer provides integrated monitoring and management of the overall risk for the Mizuho group. The Group Chief Risk Officer reports the risk management situation to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & Group CEO, on a regular basis and as needed. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintains its own system for managing various types of risk, regularly receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management.

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

Stress Testing

We conduct stress testing based on several scenarios, such as economic recession and turmoil in financial markets. We measure and analyze the impacts on us from each scenario. The results of stress testing are utilized for setting the level of risk appetite, identifying the appropriateness of our business planning, and assessing our internal capital adequacy. Our stress testing scenarios are formulated through discussions regarding down-side risks in the macro-environment based on underlying macroeconomic events and economic outlook and significant risks for us specified through analysis of our business portfolio. We estimate the impact on us by setting parameters such as economic output, stock market and interest rate levels for each scenario.

(the process of our stress testing)

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

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our Board of Directors determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer of Mizuho Financial Group, the Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

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

Corporate Restructuring, Collection and Disposal of Impaired Loans

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

The following diagram shows our risk management structure:

Market Risk Management Structure

Market Risk Management of the Mizuho Group

Our Board of Directors determines basic matters pertaining to market risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with market risk management, market risk operations and market risk monitoring. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations.

The Risk Management Division of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. The Risk Management Division assesses and manages the overall market risk of the Mizuho group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the President & Group CEO on a daily basis and to our Board of Directors and the Executive Management Committee of Mizuho Financial Group on a regular basis.

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

These limits are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee, then determined by the President & Group CEO. Various factors are taken into account including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries, which account for most of the Mizuho group’s exposure to market risk, have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their Boards of Directors determine important matters relating to market risk management while their Chief Executive Officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & Market Risk Management Committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management. The Chief Risk Officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common Mizuho group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

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

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2013, 2014 and 2015 and as of March 31, 2013, 2014 and 2015:

	Fiscal year ended March 31, 2013			As of March 31, 2013
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.6	¥2.2	¥1.1	¥1.2
Foreign exchange	2.3	3.4	1.1	2.7
Equities	0.5	0.9	0.1	0.4
Commodities	0.0	0.0	0.0	0.0

Total	¥3.4	¥4.6	¥2.6	¥3.5

	Fiscal year ended March 31, 2014			As of March 31, 2014
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥2.7	¥1.5	¥1.6
Foreign exchange	4.1	5.6	1.1	4.8
Equities	1.0	3.1	0.2	0.4
Commodities	0.0	0.0	0.0	0.0

Total	¥5.7	¥7.4	¥3.3	¥5.4

	Fiscal year ended March 31, 2015			As of March 31, 2015
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.8	¥2.6	¥1.4	¥1.5
Foreign exchange	3.0	5.8	1.6	5.6
Equities	0.5	1.3	0.2	0.3
Commodities	0.0	0.0	0.0	0.0

Total	¥4.4	¥7.1	¥3.1	¥6.5

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2015:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2013	2014	2015	Change
	(in billions of yen, except number of cases)
As of fiscal year end	¥3.5	¥5.4	¥6.5	¥1.1
Maximum	4.6	7.4	7.1	(0.3)
Minimum	2.6	3.3	3.1	(0.2)
Average	3.4	5.7	4.4	(1.2)
The number of cases where losses exceeded VaR	1	0	2	2

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategically-held equity portfolio for the year ended March 31, 2015:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2013	2014	2015	Change
	(in billions of yen)
As of fiscal year end	¥215.9	¥281.7	¥325.6	¥43.8
Maximum	297.9	300.7	349.0	48.3
Minimum	213.3	186.8	265.0	78.2
Average	246.3	253.5	307.9	54.4

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

	As of March 31,
	2013	2014	2015	Change
	(in billions of yen)
Up to one year	¥(7)	¥(2)	¥(1)	¥1
From one to five years	(56)	(47)	(35)	11
Over five years	(35)	(12)	(14)	(2)

Total	¥(99)	¥(62)	¥(51)	¥11

Stressed Value-at-Risk

The stressed value-at-risk (“stressed VaR”) measurement is based on a continuous 12-month period of significant financial stress.

Stressed VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year of significant financial stress.

The following table shows stressed VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2013	2014	2015	Change
	(in billions of yen)
As of fiscal year end	¥9.2	¥12.6	¥20.2	¥7.5
Maximum	12.0	15.3	24.8	9.5
Minimum	5.0	8.3	8.5	0.2
Average	8.0	11.6	13.2	1.5

Strategically-held Equity Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for strategically-held equity portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2015, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥37.4 billion.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2015 and the corresponding paired distribution of profits and losses.

We had two cases where losses exceeded value-at-risk during the period. In addition, we conduct evaluations of the assumptions related to the value-at-risk models. Based on the number of times losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VaR models are subject to the approval of our Group Chief Risk Officer.

Note:	We conduct our back testing and assess the number of cases where losses exceed VaR based on a 250 business day year. The expected average number of instances where one-day trading losses exceeded VaR at the 99% confidence level is 2.5.

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

Assumed maximum loss results	As of March 31, 2015
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥69.2
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	9.0

Outlier Criteria

As part of the capital adequacy requirements under the Basel Regulatory Framework, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with Broadly-defined capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of Broadly-defined capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. We measure losses arising from our banking book each month as a part of our stress tests.

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 5.5% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category. The loss ratio to capital increased from the previous fiscal year due mainly to the increase of interest rate risk.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2013	¥499.1	¥8,344.5	5.9%
As of March 31, 2014	386.6	8,655.9	4.4
As of March 31, 2015	529.2	9508.4	5.5
Effect of yen interest rate	77.9
Effect of dollar interest rate	364.7
Effect of euro interest rate	69.3

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2014	2015	Change
	(in billions of yen)
Calculated using standardized measurement method	¥62.8	¥78.8	¥15.9
Calculated using internal models	170.6	199.0	28.4

Total market risk equivalent	¥233.5	¥277.9	¥44.3

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

Liquidity Risk Management Structure

Liquidity Risk Management of the Mizuho Group

Our Board of Directors determines basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with liquidity risk management, operations, monitoring and proposes responses to emergencies such as sudden market changes.

The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to liquidity risk management planning and operations. The Risk Management Division of Mizuho Financial Group is responsible for monitoring liquidity risk, reports and analyses, proposals, and formulating and implementing plans relating to liquidity risk management.

In addition, the Group Chief Financial Officer of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, and the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management to maintain appropriate funding liquidity. Reports on the liquidity risk management are submitted to the Risk Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis.

To manage liquidity risk, we use indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk set for yen and foreign currencies taking into account characteristics and strategies of each principal banking subsidiary, are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and determined by the President & Group CEO. In addition, limits on liquidity risk are set for each currency at principal banking subsidiaries.

We have established a group-wide framework of liquidity risk stage such as “Normal,” “ Anxious” and “Crisis,” which reflects funding conditions. In addition, we set Early Warning Indicators (“EWIs”) and monitor on a daily basis to manage liquidity conditions. As EWIs, we select stock prices, credit ratings, amount of liquidity reserve assets such as Japanese government bonds, our funding situations and so on.

We have established a liquidity contingency funding plan for emergency situations which are deemed to fall into the “Anxious” or “Crisis”. In emergency situations, we will consider measures such as a reduction in the amount of investments made, an expansion of funding from financial markets and deposits, the sale of investment securities and borrowings from the central bank.

In order to evaluate the sufficiency of liquidity reserve assets and the effectiveness of liquidity contingency funding plan, we conduct stress testing under market-wide, idiosyncratic and combined scenario. Furthermore, we utilizing stress testing for evaluate appropriateness of our annual funding plan.

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their Boards of Directors determine important matters relating to liquidity risk management while their Chief Executive Officers are responsible for controlling liquidity risk. Their respective business policy committees, including their ALM & Market Risk Management Committees, are responsible for overall discussion and coordination of liquidity risk management. Specifically, these committees discuss and coordinate matters relating to risk planning, cash flow management planning and proposes responses to emergencies such as sudden market changes. The Chief Risk Officer is responsible for matters relating to liquidity risk management planning and operations and the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market. As with Mizuho Financial Group, the above-mentioned companies have established liquidity risk stage, such as “Normal” to “Anxious” and “Crisis,” which reflects funding conditions and have established liquidity contingency funding plan for emergency situations which are deemed to fall into the “Anxious” or “Crisis” categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & Market Risk Management Committee and other business policy committees, the Executive Management Committee and the Chief Executive Officer of each subsidiary.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies for each kind of risk. Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Trust & Custody Services Bank respectively manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

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

Definition of Risks and Risk Management Methods

As shown in the table below, we have defined each component of operational risk, and we apply appropriate risk management methods in accordance with the scale and nature of each risk.

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

•     Conduct training and development programs by headquarters.

•     Introduce information technology, office automation and centralization for operations.

•     Improve the effectiveness of emergency responses by holding drills.

Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.	• Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

	Definition	Principal Risk Management Methods

• Collect and distribute legal information and conduct internal training programs. • Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.	• Conduct employee satisfaction surveys. • Understand the status of vacation days taken by personnel. • Understand the status of voluntary resignations.

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or defects in asset maintenance.

•     Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•     Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

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

We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis and business environment; and internal control factors (BEICFs). We calculate the operational risk equivalent amount by estimating the maximum loss using a 99.9th percentile one-tailed confidence interval and a one-year holding period etc., employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.

In the measurement of operational risk equivalent as of March 31, 2015, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2015, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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

Monte-Carlo simulation is applied to the datasets expressed as a combination of the probability of occurrence of large-scale natural disasters and the probable loss amount in case of such occurrence, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution”.

•	Operational risk of litigation

Each litigation is converted into data according to the profile of the individual litigation to which Monte-Carlo simulation is applied, as opposed to estimating “Frequency Distribution” and “Loss Severity Distribution”. In the measurement process, we assume that final decisions will be made on all litigation within one year.

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, and the terms and conditions of the annual reimbursement are subject to be reviewed by us and BNYM on an annual basis. In the fiscal year ended March 31, 2015, the depositary reimbursed us $75,000 as portion of our investor relations expenses and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2015 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2015 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of

Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2015.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2015, which appears on page F-3.

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

Our Board of Directors has determined that Messrs. Hirotake Abe and Hideyuki Takahashi each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, both are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

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

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2014 and 2015 are presented in the following table:

	Fiscal years ended March 31,
	2014	2015
	(in millions of yen)
Audit fees(1)	¥4,364	¥4,486
Audit-related fees(2)	383	765
Tax fees(3)	76	117
All other fees(4)	39	12

Total	¥4,862	¥5,380

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee members for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee members is required prior to each engagement. With respect to such services, two full-time audit committee members must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2015:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2014	3,353	¥204	—	—
May 1 to May 31, 2014	2,738	201	—	—
June 1 to June 30, 2014	3,617	206	—	—
July 1 to July 31, 2014	9,559	203.1	—	—
August 1 to August 31, 2014	4,212	199.0	—	—
September 1 to September 30, 2014	5,362	200.9	—	—
October 1 to October 31, 2014	2,614	191.2	—	—
November 1 to November 30, 2014	4,469	202.9	—	—
December 1 to December 31, 2014	7,606	202.5	—	—
January 1 to January 31, 2015	5,206	198.1	—	—
February 1 to February 28, 2015	4,746	202.0	—	—
March 1 to March 31, 2015	5,972	220.5	—	—

Total	59,454	¥203.3	—	—

Note:

(1)	A total of 59,454 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2015, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Mizuho Financial Group’s corporate governance practices are governed by applicable Japanese laws, specifically the Companies Act and Financial Instruments and Exchange Act of Japan, and its articles of incorporation and corporate governance guidelines. The company transformed itself from a Company with Board of Auditors to a Company with Three Committees as of June 24, 2014.

Because Mizuho Financial Group’s shares are registered with the U.S. Securities and Exchange Commission and are listed on the New York Stock Exchange (“NYSE”), the company is also subject to corporate governance requirements applicable to NYSE-listed foreign private issuers. NYSE-listed companies that are foreign private issuers meeting certain criteria are permitted to follow home country practices in lieu of certain provisions of Section 303A, and Mizuho Financial Group is relying on this exemption.

A NYSE-listed foreign private issuer is required to provide to its U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from those followed by NYSE-listed U.S. companies. The following is a summary of the significant ways in which Mizuho Financial Group’s corporate governance practices differ from NYSE listing standards followed by U.S. companies:

•

A NYSE-listed U.S. company is required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. The Companies Act does not require Mizuho Financial Group to have a majority of “independent” directors on the board; rather, it requires the company to have a majority of “outside” directors on each of the Nominating Committee, the Compensation Committee and the Audit Committee, each established as a committee, pursuant to the requirements that apply to a Company with Three Committees. An outside director is defined under the Companies Act as a director who (a) does not currently assume, and has never assumed for the period of ten years prior to becoming a director, the position of, in the case of a parent company, its director, executive officer or employee, and in the case of a sister company, its executive director, executive officer or employee, and (b) is not a spouse or close relative of a director, executive officer or manager of the company. In addition to the requirements under the Companies Act, Mizuho Financial Group’s independence standards for outside directors set forth additional independence requirements on a voluntary basis. Such additional requirements include, but are not limited to, restrictions against persons that are related to a principal business counterparty of Mizuho Financial Group and its Core Subsidiaries, entities to which Mizuho Financial Group and its Core Subsidiaries are a principal business counterparty, entities that receive more than a specified amount of donations from Mizuho Financial Group or its Core Subsidiaries, entities to which directors have been transferred from us, our accounting auditor, as well as law firms and consulting firms that receive more than a specified amount of fees from Mizuho Financial Group or its Core Subsidiaries who otherwise are likely to give rise to consistent substantive conflicts of interest in relation to general shareholders. Mizuho Financial Group may, however, appoint a person as an outside director who does not satisfy the additional independence requirements but who the company believes to be suitable for the position with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to the reason the company believes such person qualifies as an outside director with sufficient independence.

Currently, Mizuho Financial Group has six outside directors among the thirteen directors.

•

A NYSE-listed U.S. company is required to have an audit committee composed entirely of independent directors. Currently, the Audit Committee consists of three outside directors and two internal non-executive directors in compliance with the requirements under the Companies Act, and all such committee members are independent under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with two members qualified as audit committee financial experts.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, both of which must be composed entirely of independent directors. Currently, the Nominating Committee and the Compensation Committee consist solely of outside directors in compliance with the requirements under the Companies Act.

•

A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-executive directors. Under the Companies Act, Japanese corporations are not obligated to hold executive sessions where participants are limited to non-executive directors. Mizuho Financial Group, however, has established the External Director Session that consists of all outside directors and the President & Executive Officer as a forum for free discussions with an aim to deepen outside directors’ understanding of our group and share the top management’s awareness of issues through communication among directors. Among the External Director Session meetings, one meeting was held where only outside directors attended and conducted analysis and evaluation on the effectiveness of the Board of Directors as a whole for the fiscal year ended March 31, 2015.

•

A NYSE-listed U.S. company must adopt corporate governance guidelines and a code of business conduct and ethics and must post those on its website. While Mizuho Financial Group is not required to adopt such guidelines and code under applicable Japanese laws or the rules of stock exchanges in Japan on which it is listed, the company established in June 2014 and amended in May 2015 its corporate governance guidelines that sets forth the basic policy, framework and governing policies regarding the corporate governance system in Mizuho Financial Group and also maintains the “Mizuho Code of Conduct” as its standard for corporate conduct to be observed by the directors, officers and employees.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 24, 2014 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on July 1, 2015 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 4, 2013 (English Translation)**

2.1	Form of American Depositary Receipt

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 25, 2014.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2013.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2013, 2014 and 2015. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2013			2014			2015
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	3,096	3	0.10%	10,995	12	0.10%	15,900	20	0.12%
Foreign	3,600	15	0.42%	4,878	22	0.45%	5,689	29	0.51%

Total	6,696	18	0.27%	15,873	34	0.21%	21,589	49	0.23%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	6,676	11	0.17%	4,048	8	0.21%	4,771	8	0.17%
Foreign	10,226	51	0.50%	11,961	34	0.28%	10,862	33	0.30%

Total	16,902	62	0.37%	16,009	42	0.26%	15,633	41	0.26%

Trading account assets:
Domestic	9,019	15	0.17%	6,937	24	0.35%	6,755	32	0.47%
Foreign	11,352	154	1.36%	11,780	137	1.16%	11,950	142	1.19%

Total	20,371	169	0.83%	18,717	161	0.86%	18,705	174	0.93%

Investments:
Domestic	38,974	191	0.49%	34,481	155	0.45%	31,690	127	0.40%
Foreign	2,045	34	1.73%	1,910	48	2.52%	2,850	79	2.77%

Total	41,019	225	0.55%	36,391	203	0.56%	34,540	206	0.59%

Loans (1):
Domestic	53,222	674	1.27%	54,230	634	1.17%	54,207	593	1.09%
Foreign	14,289	275	1.92%	17,420	349	2.00%	21,634	395	1.83%

Total	67,511	949	1.40%	71,650	983	1.37%	75,841	988	1.30%

Total interest-earning assets:
Domestic	110,987	894	0.81%	110,691	833	0.75%	113,323	780	0.69%
Foreign	41,512	529	1.28%	47,949	590	1.23%	52,985	678	1.28%

Total	152,499	1,423	0.93%	158,640	1,423	0.90%	166,308	1,458	0.88%

Noninterest-earning assets:
Cash and due from banks	2,158			2,877			4,012
Other noninterest-earning assets (2)	19,109			18,872			19,856
Allowance for loan losses	(707)			(686)			(558)

Total noninterest-earning assets	20,560			21,063			23,310

Total average assets	173,059			179,703			189,618

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 29.1%, 31.3% and 33.0%, respectively, for the fiscal years ended March 31, 2013, 2014 and 2015.

	2013			2014			2015
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	70,281	57	0.08%	73,858	53	0.07%	77,126	50	0.06%
Foreign	11,700	67	0.58%	14,695	80	0.55%	19,801	100	0.51%

Total	81,981	124	0.15%	88,553	133	0.15%	96,927	150	0.15%

Short-term borrowings (1):
Domestic	26,540	42	0.16%	20,471	29	0.14%	17,342	24	0.14%
Foreign	16,653	49	0.29%	20,598	28	0.13%	20,326	28	0.14%

Total	43,193	91	0.21%	41,069	57	0.14%	37,668	52	0.14%

Trading account liabilities:
Domestic	2,986	13	0.44%	2,836	12	0.42%	2,629	14	0.52%
Foreign	965	11	1.09%	1,319	19	1.44%	1,692	17	1.05%

Total	3,951	24	0.60%	4,155	31	0.74%	4,321	31	0.73%

Long-term debt:
Domestic	8,184	171	2.09%	9,046	178	1.97%	11,730	175	1.49%
Foreign	733	2	0.40%	764	3	0.39%	268	4	1.66%

Total	8,917	173	1.95%	9,810	181	1.84%	11,998	179	1.49%

Total interest-bearing liabilities:
Domestic	107,991	283	0.26%	106,211	272	0.26%	108,827	263	0.24%
Foreign	30,051	129	0.43%	37,376	130	0.35%	42,087	149	0.36%

Total	138,042	412	0.30%	143,587	402	0.28%	150,914	412	0.27%

Noninterest-bearing liabilities (2)	30,267			30,843			32,736

Equity	4,750			5,273			5,968

Total average liabilities and equity	173,059			179,703			189,618

Net interest income and average interest rate spread		1,011	0.63%		1,021	0.62%		1,046	0.61%

Net interest income as a percentage of average total interest-earning assets			0.66%			0.64%			0.63%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 24.3%, 27.2% and 28.5%, respectively, for the fiscal years ended March 31, 2013, 2014 and 2015.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013 and the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2014 versus fiscal year ended March 31, 2013			Fiscal year ended March 31, 2015 versus fiscal year ended March 31, 2014
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	9	—	9	6	2	8
Foreign	6	1	7	4	3	7

Total	15	1	16	10	5	15

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(5)	2	(3)	1	(1)	—
Foreign	5	(22)	(17)	(3)	2	(1)

Total	—	(20)	(20)	(2)	1	(1)

Trading account assets:
Domestic	(3)	12	9	(1)	9	8
Foreign	5	(22)	(17)	2	3	5

Total	2	(10)	(8)	1	12	13

Investments:
Domestic	(22)	(14)	(36)	(11)	(17)	(28)
Foreign	(2)	16	14	26	5	31

Total	(24)	2	(22)	15	(12)	3

Loans:
Domestic	12	(52)	(40)	—	(41)	(41)
Foreign	62	12	74	77	(31)	46

Total	74	(40)	34	77	(72)	5

Total interest and dividend income:
Domestic	(9)	(52)	(61)	(5)	(48)	(53)
Foreign	76	(15)	61	106	(18)	88

Total	67	(67)	—	101	(66)	35

	Fiscal year ended March 31, 2014 versus fiscal year ended March 31, 2013			Fiscal year ended March 31, 2015 versus fiscal year ended March 31, 2014
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	3	(7)	(4)	2	(5)	(3)
Foreign	16	(3)	13	26	(6)	20

Total	19	(10)	9	28	(11)	17

Short-term borrowings:
Domestic	(9)	(4)	(13)	(4)	(1)	(5)
Foreign	5	(26)	(21)	(1)	1	—

Total	(4)	(30)	(34)	(5)	—	(5)

Trading account liabilities:
Domestic	—	(1)	(1)	(1)	3	2
Foreign	4	4	8	4	(6)	(2)

Total	4	3	7	3	(3)	—

Long-term debt:
Domestic	17	(10)	7	40	(43)	(3)
Foreign	1	—	1	(2)	3	1

Total	18	(10)	8	38	(40)	(2)

Total interest expense:
Domestic	11	(22)	(11)	37	(46)	(9)
Foreign	26	(25)	1	27	(8)	19

Total	37	(47)	(10)	64	(54)	10

Net interest income:
Domestic	(20)	(30)	(50)	(42)	(2)	(44)
Foreign	50	10	60	79	(10)	69

Total	30	(20)	10	37	(12)	25

II. Investment portfolio

The following table shows the amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2013, 2014 and 2015:

	2013			2014			2015
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	30,710	30,783	73	22,040	22,056	16	17,391	17,414	23
Agency mortgage-backed securities (1)	842	862	20	842	855	13	717	734	17
Corporate bonds and other debt securities	3,054	3,084	30	2,696	2,717	21	2,578	2,597	19
Equity securities (marketable)	1,598	3,036	1,438	1,648	3,402	1,754	1,697	4,396	2,699

Total domestic	36,204	37,765	1,561	27,226	29,030	1,804	22,383	25,141	2,758

Foreign:
U.S. Treasury bonds and federal agency securities	177	178	1	158	154	(4)	116	117	1
Other foreign government bonds	596	598	2	719	721	2	962	966	4
Agency mortgage-backed securities (2)	145	144	(1)	113	106	(7)	90	88	(2)
Corporate bonds and other debt securities	603	626	23	599	618	19	747	758	11
Equity securities (marketable)	101	103	2	20	20	—	1	1	—

Total foreign	1,622	1,649	27	1,609	1,619	10	1,916	1,930	14

Total	37,826	39,414	1,588	28,835	30,649	1,814	24,299	27,071	2,772

Held-to-maturity securities:
Domestic:
Japanese government bonds	3,000	3,020	20	4,040	4,058	18	4,360	4,389	29

Total domestic	3,000	3,020	20	4,040	4,058	18	4,360	4,389	29

Foreign:
Agency mortgage-backed securities (3)	—	—	—	—	—	—	1,287	1,289	2

Total foreign	—	—	—	—	—	—	1,287	1,289	2

Total	3,000	3,020	20	4,040	4,058	18	5,647	5,678	31

Notes:

(1)	All domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(3)	All foreign agency mortgage-backed securities presented in the above table at March 31, 2015 are Ginnie Mae securities.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2015. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	3,621	0.04%	12,355	0.07%	1,438	0.40%	—	—%	17,414	0.09%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	734	1.27%	734	1.27%
Corporate bonds and other debt securities	446	0.33%	1,399	0.47%	413	0.72%	339	1.14%	2,597	0.57%

Total domestic	4,067	0.07%	13,754	0.12%	1,851	0.47%	1,073	1.23%	20,745	0.19%

Foreign:
U.S. Treasury bonds and federal agency securities	5	0.03%	12	0.56%	61	1.76%	39	2.24%	117	1.72%
Other foreign government bonds	725	2.19%	224	2.18%	16	2.29%	1	1.85%	966	2.19%
Agency mortgage-backed securities	—	—%	—	—%	—	—%	88	2.75%	88	2.75%
Corporate bonds and other debt securities	280	3.33%	379	3.03%	81	1.36%	18	0.46%	758	2.91%

Total foreign	1,010	2.50%	615	2.67%	158	1.60%	146	2.33%	1,929	2.47%

Total	5,077	0.55%	14,369	0.22%	2,009	0.56%	1,219	1.36%	22,674	0.39%

Held-to-maturity securities:
Domestic:
Japanese government bonds	600	0.43%	3,280	0.22%	480	0.67%	—	—%	4,360	0.30%

Total domestic	600	0.43%	3,280	0.22%	480	0.67%	—	—%	4,360	0.30%

Foreign:
Agency mortgage-backed securities	—	—%	—	—%	—	—%	1,287	3.70%	1,287	3.70%

Total foreign	—	—%	—	—%	—	—%	1,287	3.70%	1,287	3.70%

Total	600	0.43%	3,280	0.22%	480	0.67%	1,287	3.70%	5,647	1.07%

Other than Japanese government bonds and Japanese agency mortgage-backed securities issued by Japan Housing Finance Agency, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2015.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2011, 2012, 2013, 2014 and 2015:

	2011	2012	2013	2014	2015
	(in billions of yen)
Domestic:
Manufacturing	7,617	7,587	8,079	8,026	8,224
Construction and real estate	7,308	7,271	7,478	7,205	7,354
Services	4,287	3,981	3,972	3,957	4,273
Wholesale and retail	5,314	5,295	5,356	5,351	5,587
Transportation and communications	3,228	3,201	3,147	3,247	3,157
Banks and other financial institutions	3,908	3,501	3,143	3,460	3,853
Government and public institutions	7,154	6,912	6,907	6,734	4,612
Other industries (Note)	3,759	4,319	4,522	4,983	5,080
Individuals:
Mortgage loans	11,436	11,191	11,234	11,187	11,022
Other	745	719	742	788	848

Total domestic	54,756	53,977	54,580	54,938	54,010

Foreign:
Commercial and industrial	6,965	8,146	10,481	12,938	16,688
Banks and other financial institutions	2,588	3,343	4,089	4,610	6,077
Government and public institutions	453	522	596	883	1,011
Other (Note)	9	91	199	255	426

Total foreign	10,015	12,102	15,365	18,686	24,202

Total	64,771	66,079	69,945	73,624	78,212
Less: Unearned income and deferred loan fees—net	81	90	112	139	164

Total loans before allowance for loan losses	64,690	65,989	69,833	73,485	78,048

Note:	Other industries of domestic and Other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2015:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,164	3,280	780	8,224
Construction and real estate	2,143	3,073	2,138	7,354
Services	1,762	1,891	620	4,273
Wholesale and retail	3,554	1,686	347	5,587
Transportation and communications	929	1,526	702	3,157
Banks and other financial institutions	2,180	1,356	317	3,853
Government and public institutions	3,714	406	492	4,612
Other industries	2,785	1,295	1,000	5,080
Individuals	1,437	2,572	7,861	11,870

Total domestic	22,668	17,085	14,257	54,010
Foreign:
Total foreign	10,616	10,970	2,616	24,202

Total	33,284	28,055	16,873	78,212

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2015 were as follows:

(in billions of yen)
Floating rates	35,352
Fixed rates	9,576

Total	44,928

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310 “Receivables”. All of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2011, 2012, 2013, 2014 and 2015 by domicile and industry of borrower:

	2011	2012	2013	2014	2015
	(in billions of yen)
Domestic:
Manufacturing	309	297	336	229	480
Construction and real estate	265	205	249	138	101
Services	108	119	90	79	71
Wholesale and retail	177	201	173	156	150
Transportation and communications	54	53	59	48	36
Banks and other financial institutions	3	12	14	11	5
Other industries	1	4	5	1	1
Individuals	290	264	235	195	143

Total domestic	1,207	1,155	1,161	857	987
Foreign:
Total foreign	116	155	303	288	188

Total impaired loans	1,323	1,310	1,464	1,145	1,175

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2015 would have been ¥21 billion and ¥8 billion, respectively. The MHFG group recognized interest income on those domestic and foreign loans of ¥19 billion and ¥3 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2015.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2013, 2014 and 2015:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2013
United States	5,248	374	3,441	9,063	5.07%	2,914
Germany	2,078	223	158	2,459	1.38%	258

2014
United States	3,425	344	3,400	7,169	4.08%	3,682
France	1,447	283	166	1,896	1.08%	549
Germany	1,376	97	240	1,713	0.98%	330
China	107	740	631	1,478	0.84%	55
Korea	93	406	911	1,410	0.80%	48

2015
United States	4,666	341	5,338	10,345	5.44%	8,357
Germany	1,206	192	279	1,677	0.88%	316
France	1,183	294	197	1,674	0.88%	543
China	108	639	767	1,514	0.80%	82

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015:

	2011	2012	2013	2014	2015
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	880	735	683	773	626
Provision (credit) for loan losses	1	(23)	140	(126)	(60)

Charge-offs:
Domestic:
Manufacturing	20	18	25	20	8
Construction and real estate	20	7	5	1	3
Services	20	7	10	3	2
Wholesale and retail	28	14	11	13	15
Transportation and communications	59	2	2	7	1
Banks and other financial institutions	1	1	—	—	—
Other industries	1	2	—	—	—
Individuals	17	19	17	13	10

Total domestic	166	70	70	57	39
Total foreign	19	10	25	8	40

Total charge-offs	185	80	95	65	79

Recoveries:
Domestic:
Manufacturing	7	12	4	6	2
Construction and real estate	14	12	8	5	4
Services	5	4	3	3	2
Wholesale and retail	5	9	3	3	3
Transportation and communications	1	2	1	3	1
Banks and other financial institutions	1	1	1	—	—
Other industries	—	—	—	1	1
Individuals	2	3	4	3	3

Total domestic	35	43	24	24	16
Total foreign	13	9	8	2	7

Total recoveries	48	52	32	26	23

Net charge-offs	137	28	63	39	56

Others (Note)	(9)	(1)	13	18	10
Balance at end of fiscal year	735	683	773	626	520

Ratio of net charge-offs to average loans outstanding	0.22%	0.04%	0.09%	0.05%	0.07%

Note:	Others includes primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2011, 2012, 2013, 2014 and 2015:

	2011		2012		2013		2014		2015
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	155	11.76%	132	11.48%	210	11.55%	177	10.90%	187	10.52%
Construction and real estate	104	11.28%	83	11.00%	79	10.69%	51	9.79%	33	9.40%
Services	55	6.62%	51	6.03%	35	5.68%	30	5.37%	26	5.46%
Wholesale and retail	103	8.20%	101	8.01%	84	7.66%	65	7.27%	66	7.14%
Transportation and communications	34	4.98%	27	4.84%	26	4.50%	22	4.41%	14	4.04%
Banks and other financial institutions	15	6.03%	20	5.30%	28	4.49%	21	4.70%	18	4.93%
Other industries (Note)	12	16.86%	12	17.00%	12	16.34%	5	15.92%	5	12.39%
Individuals	150	18.81%	127	18.03%	109	17.12%	95	16.26%	59	15.18%
Mortgage loans	120	17.66%	102	16.94%	86	16.06%	74	15.19%	51	14.09%
Other	30	1.15%	25	1.09%	23	1.06%	21	1.07%	8	1.09%

Total domestic	628	84.54%	553	81.69%	583	78.03%	466	74.62%	408	69.06%
Total foreign	107	15.46%	130	18.31%	190	21.97%	160	25.38%	112	30.94%

Total allowance for loan losses	735	100.00%	683	100.00%	773	100.00%	626	100.00%	520	100.00%

Note:	Other industries includes government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013		2014		2015
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	10,470	—%	11,836	—%	12,378	—%
Interest-bearing demand deposits	31,088	0.02%	33,399	0.02%	35,585	0.02%
Deposits at notice (Note)	652	0.02%	668	0.02%	682	0.02%
Time deposits	28,173	0.14%	28,751	0.13%	28,984	0.11%
Certificates of deposit	10,368	0.11%	11,040	0.09%	11,875	0.09%

Foreign offices:
Noninterest-bearing demand deposits	787	—%	995	—%	1,179	—%
Interest-bearing deposits, principally time deposits	8,255	0.59%	10,496	0.60%	13,647	0.59%
Certificates of deposit	3,445	0.54%	4,199	0.41%	6,154	0.31%

Total	93,238	0.13%	101,384	0.13%	110,484	0.14%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2013, 2014 and 2015 were ¥741 billion, ¥726 billion and ¥871 billion, respectively.

At March 31, 2015, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$83 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2015) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	11,243	8,301	19,544
Due after three months through six months	3,818	521	4,339
Due after six months through twelve months	3,377	186	3,563
Due after twelve months	1,403	4	1,407

Total	19,841	9,012	28,853
Foreign offices	11,949	6,683	18,632

Total	31,790	15,695	47,485

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	618	742	726
Maximum balance outstanding at any month-end during the fiscal year	668	840	1,257
Balance at end of fiscal year	619	742	1,241
Weighted average interest rate during the fiscal year	0.23%	0.19%	0.17%
Weighted average interest rate on balance at end of fiscal year	0.23%	0.20%	0.12%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	30,990	32,335	33,938
Maximum balance outstanding at any month-end during the fiscal year	35,508	40,347	36,530
Balance at end of fiscal year	35,074	30,259	27,165
Weighted average interest rate during the fiscal year	0.24%	0.14%	0.13%
Weighted average interest rate on balance at end of fiscal year	0.19%	0.11%	0.18%

Other short-term borrowings:
Average balance outstanding during the fiscal year	11,585	7,992	3,004
Maximum balance outstanding at any month-end during the fiscal year	15,093	9,790	6,007
Balance at end of fiscal year	6,724	6,024	1,583
Weighted average interest rate during the fiscal year	0.13%	0.13%	0.21%
Weighted average interest rate on balance at end of fiscal year	0.12%	0.13%	0.25%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 23, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 23, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). The Mizuho Financial Group, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2015 and our report dated July 23, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 23, 2015

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2014 AND 2015

	2014	2015
	(in millions of yen)
Assets:
Cash and due from banks (Note 8)	1,696,879	1,528,306
Interest-bearing deposits in other banks (Note 8)	19,037,527	27,852,853
Call loans and funds sold	468,283	444,115
Receivables under resale agreements (Note 28)	8,349,365	8,582,026
Receivables under securities borrowing transactions (Note 28)	5,010,740	4,059,341
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥9,445,432 million in 2014 and ¥7,645,031 million in 2015) (Notes 8, 27 and 28)	27,408,259	29,416,024
Investments (Notes 3, 8 and 27):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥3,422,827 million in 2014 and ¥776,660 million in 2015)	30,648,761	27,070,710
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,272,433 million in 2015)	4,040,083	5,647,341
Other investments	792,689	697,687
Loans (Notes 4, 5, 8 and 27)	73,484,954	78,048,276
Allowance for loan losses	(626,177)	(520,259)

Loans, net of allowance	72,858,777	77,528,017
Premises and equipment—net (Note 6)	1,356,594	1,632,485
Due from customers on acceptances	92,398	139,011
Accrued income	264,380	280,010
Goodwill (Note 7)	11,549	11,703
Intangible assets (Note 7)	58,947	53,580
Deferred tax assets (Note 19)	405,120	57,921
Other assets (Notes 4, 8, 12, 20, 22 and 27)	3,198,995	5,118,604

Total assets	175,699,346	190,119,734

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2014	2015
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	25,762	79,408
Interest-bearing deposits in other banks	10,306	12,267
Trading account assets	1,383,280	1,877,877
Investments	72,626	47,505
Loans, net of allowance	2,639,153	2,817,142
Other	421,585	1,050,504

Total assets	4,552,712	5,884,703

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2014 AND 2015

	2014	2015
	(in millions of yen)
Liabilities and equity:
Deposits (Notes 8 and 9):
Domestic:
Noninterest-bearing deposits	12,751,194	13,576,340
Interest-bearing deposits	73,114,857	78,187,584
Foreign:
Noninterest-bearing deposits	1,114,729	1,358,121
Interest-bearing deposits	15,629,374	21,084,396
Due to trust accounts (Note 10)	742,036	1,241,101
Call money and funds purchased	7,194,433	5,091,198
Payables under repurchase agreements (Note 28)	16,797,809	19,612,021
Payables under securities lending transactions (Note 28)	6,265,875	2,462,315
Other short-term borrowings (Note 11)	6,023,972	1,582,597
Trading account liabilities (Notes 27 and 28)	14,824,922	16,471,857
Bank acceptances outstanding	92,398	139,011
Income taxes payable	57,124	158,748
Deferred tax liabilities (Note 19)	33,181	293,956
Accrued expenses	160,107	153,541
Long-term debt (including liabilities accounted for at fair value of ¥657,626 million in 2014, and ¥739,727 million in 2015) (Notes 11 and 27)	9,853,941	14,582,241
Other liabilities (Notes 12, 20, 22, 23 and 27)	4,422,023	5,934,863

Total liabilities	169,077,975	181,929,890

Commitments and contingencies (Note 23)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 13)	312,651	213,121
Common stock (Note 14)—no par value, authorized 48,000,000,000 shares in 2014 and 2015, and issued 24,263,885,187 shares in 2014, and 24,621,897,967 shares in 2015	5,489,295	5,590,396
Retained earnings (Accumulated deficit)	(537,479)	89,432
Accumulated other comprehensive income, net of tax (Note 16)	1,117,877	2,041,005
Less: Treasury stock, at cost—Common stock 13,817,747 shares in 2014, and 11,649,262 shares in 2015	(3,874)	(3,616)

Total MHFG shareholders’ equity	6,378,470	7,930,338
Noncontrolling interests	242,901	259,506

Total equity	6,621,371	8,189,844

Total liabilities and equity	175,699,346	190,119,734

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2014	2015
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	287,910	311,334
Trading account liabilities	7,355	2,293
Long-term debt	173,870	250,448
Other	929,990	1,492,914

Total liabilities	1,399,125	2,056,989

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

	2013	2014	2015
	(in millions of yen)
Interest and dividend income:
Loans, including fees	947,983	982,402	988,236
Investments:
Interest	162,451	131,295	130,626
Dividends	63,329	72,052	74,673
Trading account assets	169,216	161,212	174,458
Call loans and funds sold	4,947	5,949	7,555
Receivables under resale agreements and securities borrowing transactions	57,220	36,281	33,379
Deposits	18,229	33,608	48,732

Total interest and dividend income	1,423,375	1,422,799	1,457,659

Interest expense:
Deposits	124,053	133,140	149,776
Trading account liabilities	23,688	30,746	31,402
Call money and funds purchased	7,686	7,664	7,545
Payables under repurchase agreements and securities lending transactions	66,995	36,906	36,641
Other short-term borrowings	16,490	12,120	7,490
Long-term debt	173,939	180,989	179,128

Total interest expense	412,851	401,565	411,982

Net interest income	1,010,524	1,021,234	1,045,677
Provision (credit) for loan losses (Notes 4 and 5)	139,947	(126,230)	(60,223)

Net interest income after provision (credit) for loan losses	870,577	1,147,464	1,105,900

Noninterest income:
Fee and commission income (Note 25)	612,808	675,763	715,657
Foreign exchange gains (losses)—net (Note 26)	20,514	25,631	(34,520)
Trading account gains (losses)—net (Note 26)	534,100	(59,687)	689,959
Investment gains (losses)—net (Note 3)	123,351	237,556	271,174
Equity in earnings (losses) of equity method investees—net	(2,192)	27,975	17,502
Gains on disposal of premises and equipment	12,411	10,460	2,754
Other noninterest income (Note 22)	138,427	165,136	138,689

Total noninterest income	1,439,419	1,082,834	1,801,215

Noninterest expenses:
Salaries and employee benefits (Note 20)	572,301	586,737	605,454
General and administrative expenses	439,708	486,772	530,365
Impairment of goodwill (Note 7)	—	3,792	—
Occupancy expenses	171,697	172,566	189,004
Fee and commission expenses	109,018	122,419	134,395
Provision (credit) for losses on off-balance-sheet instruments (Note 23)	4,584	12,095	(2,827)
Other noninterest expenses (Notes 4 and 22)	127,508	119,574	183,071

Total noninterest expenses	1,424,816	1,503,955	1,639,462

Income before income tax expense	885,180	726,343	1,267,653
Income tax expense (Note 19)	4,024	226,108	437,420

Net income	881,156	500,235	830,233
Less: Net income attributable to noncontrolling interests	5,744	1,751	27,185

Net income attributable to MHFG shareholders	875,412	498,484	803,048

Earnings per common share (Note 18):	(in yen)
Basic net income per common share	36.05	20.33	32.75

Diluted net income per common share	34.47	19.64	31.64

Note:	Certain income for the fiscal years ended March 31, 2013 and 2014 has been reclassified to conform to the current year’s presentation.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

	2013	2014	2015
	(in millions of yen)
Net income	881,156	500,235	830,233

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax (Note 3)	368,896	137,128	622,975
Foreign currency translation adjustments, net of tax	87,651	76,104	136,299
Pension liability adjustments, net of tax (Note 20)	78,676	136,942	163,338

Total other comprehensive income (loss), net of tax	535,223	350,174	922,612

Total comprehensive income	1,416,379	850,409	1,752,845
Less: Total comprehensive income attributable to noncontrolling interests	8,558	12,045	26,669

Total comprehensive income attributable to MHFG shareholders	1,407,821	838,364	1,726,176

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 16 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

	2013	2014	2015
	(in millions of yen)
Preferred stock (Note 13):
Balance at beginning of fiscal year	410,368	377,354	312,651
Conversion to common stock	(33,014)	(28,013)	(99,530)
Cancellation of preferred stock	—	(36,690)	—

Balance at end of fiscal year	377,354	312,651	213,121

Common stock (Note 14):
Balance at beginning of fiscal year	5,427,992	5,460,821	5,489,295
Issuance of new shares of common stock due to conversion of preferred stock	33,014	28,013	99,530
Issuance of new shares of common stock due to exercise of stock acquisition rights	—	—	864
Gains (losses) on disposal of treasury stock	(631)	(31)	67
Stock-based compensation (Note 21)	529	492	640
Change in ownership interest in consolidated subsidiaries	(83)	—	—

Balance at end of fiscal year	5,460,821	5,489,295	5,590,396

Retained earnings (Accumulated deficit):
Balance at beginning of fiscal year	(1,606,108)	(883,390)	(537,479)
Net income attributable to MHFG shareholders	875,412	498,484	803,048
Dividends declared	(152,694)	(152,265)	(176,137)
Cancellation of preferred stock	—	(308)	—

Balance at end of fiscal year	(883,390)	(537,479)	89,432

Accumulated other comprehensive income, net of tax (Note 16):
Balance at beginning of fiscal year	245,588	777,997	1,117,877
Change during year	532,409	339,880	923,128

Balance at end of fiscal year	777,997	1,117,877	2,041,005

Treasury stock, at cost:
Balance at beginning of fiscal year	(7,074)	(4,662)	(3,874)
Purchases of treasury stock	(395)	(37,387)	(274)
Disposal of treasury stock	2,807	1,177	532
Cancellation of treasury stock	—	36,998	—

Balance at end of fiscal year	(4,662)	(3,874)	(3,616)

Total MHFG shareholders’ equity	5,728,120	6,378,470	7,930,338

Noncontrolling interests:
Balance at beginning of fiscal year	176,258	128,975	242,901
Effect of other increase/decrease in consolidated subsidiaries	(36,457)	113,887	(6,128)
Dividends paid to noncontrolling interests	(19,384)	(12,006)	(3,936)
Net income attributable to noncontrolling interests	5,744	1,751	27,185
Net unrealized gains (losses) on available-for-sale securities attributable to noncontrolling interests	2,408	8,980	(1,360)
Foreign currency translation adjustments attributable to noncontrolling interests	190	118	686
Pension liability adjustments attributable to noncontrolling interests	216	1,196	158

Balance at end of fiscal year	128,975	242,901	259,506

Total equity	5,857,095	6,621,371	8,189,844

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 16 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

	2013	2014	2015
	(in millions of yen)
Cash flows from operating activities:
Net income	881,156	500,235	830,233
Less: Net income attributable to noncontrolling interests	5,744	1,751	27,185

Net income attributable to MHFG shareholders	875,412	498,484	803,048
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	157,165	161,258	166,528
Provision (credit) for loan losses	139,947	(126,230)	(60,223)
Investment losses (gains)—net	(123,351)	(237,556)	(271,174)
Equity in losses (earnings) of equity method investees—net	2,192	(27,975)	(17,502)
Foreign exchange losses (gains)—net	160,588	127,254	357,103
Deferred income tax expense (benefit)	(43,831)	90,375	181,990
Net change in trading account assets	(2,336,912)	7,205,841	(2,121,400)
Net change in trading account liabilities	(536,213)	(2,359,775)	1,333,577
Net change in loans held for sale	4,571	(53,291)	56,549
Net change in accrued income	(22,386)	21,735	(7,531)
Net change in accrued expenses	(20,215)	12,262	87,157
Other—net	445,045	638,926	697,804

Net cash provided by (used in) operating activities	(1,297,988)	5,951,308	1,205,926

Cash flows from investing activities:
Proceeds from sales of investments	75,617,212	64,003,905	58,629,117
Proceeds from maturities of investments	14,578,614	9,862,926	6,107,552
Purchases of investments	(89,109,906)	(65,822,738)	(61,507,248)
Proceeds from sales of loans	144,244	215,419	651,339
Net change in loans	(2,501,863)	(2,313,291)	(2,800,196)
Net change in interest-bearing deposits in other banks	(4,638,673)	(7,417,572)	(8,189,150)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(268,103)	2,306,310	1,813,089
Proceeds from sales of premises and equipment	18,002	39,324	41,521
Purchases of premises and equipment	(161,359)	(456,980)	(419,912)

Net cash provided by (used in) investing activities	(6,321,832)	417,303	(5,673,888)

Cash flows from financing activities:
Net change in deposits	7,417,964	657,308	9,460,669
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	7,468,344	(6,771,338)	(5,376,701)
Net change in due to trust accounts	59,537	122,765	499,065
Net change in other short-term borrowings	(7,251,033)	(724,788)	(4,480,378)
Proceeds from issuance of long-term debt	1,602,983	1,999,764	6,537,703
Repayment of long-term debt	(1,488,151)	(1,097,627)	(2,196,492)
Proceeds from noncontrolling interests	1,057	43,083	891
Payment to noncontrolling interests	(11)	(1)	(1)
Proceeds from issuance of common stock	—	—	6
Proceeds from sales of treasury stock	1,074	11	3
Purchases of treasury stock	(7)	(37,013)	(12)
Dividends paid	(152,514)	(152,163)	(176,186)
Dividends paid to noncontrolling interests	(19,384)	(12,006)	(3,936)

Net cash provided by (used in) financing activities	7,639,859	(5,972,005)	4,264,631

Effect of exchange rate changes on cash and due from banks	31,776	31,831	34,758

Net increase (decrease) in cash and due from banks	51,815	428,437	(168,573)
Cash and due from banks at beginning of fiscal year	1,216,627	1,268,442	1,696,879

Cash and due from banks at end of fiscal year	1,268,442	1,696,879	1,528,306

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2013, 2014 AND 2015

	2013	2014	2015
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	447,766	408,803	419,070
Income taxes paid	92,547	122,619	172,022
Noncash investing activities:
Transfer of loans into other investments	—	—	2,414
Investment in capital leases	8,547	7,901	8,184

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. MHFG’s subsidiaries are segmented on the basis of the nature of the financial products and services. Mizuho Bank, Ltd. (“MHBK”) is a banking subsidiary and offers a wide range of financial products and services mainly in relation to deposits, lending and exchange settlement to individuals, small and medium enterprises (“SMEs”), large corporations, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. Mizuho Trust & Banking Co., Ltd. (“MHTB”) is a trust bank subsidiary and offers mainly trust-related products and consulting services. Mizuho Securities Co., Ltd. (“MHSC”) is a securities and investment banking subsidiary and offers full-line securities services to corporations, financial institutions, public sector entities and individuals. Other major subsidiaries include Trust & Custody Services Bank, Ltd. (“TCSB”), Mizuho Capital Co., Ltd., and Mizuho Asset Management Co., Ltd. See Note 30 “Business segment information” for further discussion of the Group’s segment information.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s fiscal year ends on March 31 and fiscal year of certain subsidiaries ends on December 31. The necessary adjustments have been made to the consolidated financial statements if significant intercompany transactions took place during the three-months periods. When determining whether to consolidate investee entities, the MHFG Group performed a careful analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation of foreign currency financial statements and foreign currency transactions

Financial statements of overseas entities are prepared using the functional currency of each entity and translated into Japanese yen for consolidation purposes. Assets and liabilities are translated using the fiscal-year-end exchange rate of each functional currency, and income and expense are translated using the average rate of each functional currency for the period.

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MHFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other comprehensive income, net of tax (“AOCI”). The tax effects of gains and losses related to the foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the fiscal-year-end foreign exchange rates, and gains and losses resulting from such translation are included in Foreign exchange gains (losses)—net. Foreign currency denominated income and expenses are translated using the average exchange rates for the period.

Call loans and call money

Call loans and call money represent lending/borrowing, primarily through the Japanese short-term money market, to/from other financial institutions such as banks, insurance companies, and securities brokerage houses.

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

Repurchase transactions where the maturities of the securities transferred as collateral match the maturities of the repurchase agreements (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. There were no such transactions accounted for as sales as of March 31, 2014 and 2015.

Under resale agreements, securities borrowing and certain derivatives transactions, the MHFG Group receives collateral in the form of securities. In many cases, the MHFG Group is permitted to sell or repledge the securities obtained as collateral. Disclosures in respect of such collateral are presented in Note 8 “Pledged assets and collateral”. With respect to repurchase agreements, securities lending, and certain derivative transactions, counterparties may have the right to sell or repledge securities that the MHFG Group has pledged as collateral. The MHFG Group separately discloses these pledged securities in the consolidated balance sheets.

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

The credit component of an other-than-temporary impairment of a debt security is reported in Investment gains (losses)—net, and the noncredit component is reported in Other comprehensive income (loss). See Note 3 “Investments” for further discussion of impairment. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the interest method. Gains and losses on disposition of investments are computed using the first-in first-out method for debt securities and the average method for equity securities, and are recorded on the trade date.

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

Derivatives bought and held for trading purposes are recorded in the consolidated balance sheets at fair value in Trading account assets and Trading account liabilities. The fair values of derivatives in a gain position and a loss position are reported as Trading account assets and Trading account liabilities, respectively.

Derivatives used for asset and liability management include contracts that qualify for hedge accounting under ASC 815, “Derivatives and Hedging” (“ASC 815”). To be eligible for hedge accounting, derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the particular risk being hedged. All qualifying hedging derivatives are valued at fair value and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

included in Trading account assets or Trading account liabilities. Derivatives that do not qualify for hedge accounting under ASC 815 are treated as trading positions and are accounted for as such. The fair value amounts recognized for all derivatives are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under the master netting agreement with the same counterparty.

The fair value of derivative financial instruments is determined based on quoted market prices or broker-dealer quotes, if available. If not available, the fair value is estimated using quoted market prices for similar instruments, option or binomial pricing models or a present value cash flow analysis, utilizing current observable market information, where available. In determining the fair value, the Group considers various factors such as exchange or over-the-counter market quotes, time value of money and volatility factors for options and warrants, observed prices for similar or synthetic instruments, and counterparty credit quality including potential exposure.

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

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of a troubled debt restructuring (“TDR”) in accordance with ASC 310, “Receivables” (“ASC 310”).

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 4 “Loans” for the definitions of obligor ratings.

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

Allowance and provision (credit) for loan losses

The MHFG Group maintains an appropriate allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

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

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination sections by using generally accepted valuation techniques such as (1) the replacement cost approach, or (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation. As it pertains to listed securities, observable market prices are used for valuation.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and to non-homogeneous loans that have not been identified as impaired. The evaluation of the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data for the past six years for the fiscal year ended March 31, 2013 and the most recently available data since April 2008 for the fiscal years ended March 31, 2014 and 2015 for the corporate portfolio segment and for the past six years for the retail portfolio segment, respectively, in the case of normal obligors; and (b) by using the most recently available data since April 2002, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor ratings.

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

Allowance and provision (credit) for losses on off-balance-sheet instruments

The MHFG Group maintains an allowance for losses on off-balance-sheet credit instruments, such as guarantees, standby letters of credit, commitments to invest in securities and commitments to extend credit, in the same manner as the allowance for loan losses. The allowance is recorded in Other liabilities. Net changes in the allowance for losses on off-balance-sheet instruments are accounted for in Provision (credit) for losses on off-balance-sheet instruments in the consolidated statements of income.

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

Intangible assets

Intangible assets having definite useful lives are amortized over their estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed. Intangible assets acquired in connection with the merger of MHSC and Shinko Securities Co., Ltd. (“Shinko”) consist primarily of customer relationship intangibles, and are amortized over a weighted-average amortization period of 16 years. Intangible assets having indefinite useful lives are not amortized and are subject to impairment tests. An impairment loss is recorded to the extent that the carrying amount of the indefinite-lived intangible asset exceeds its estimated fair value. For intangible assets subject to amortization, an impairment loss is recorded if the carrying amount is not recoverable and exceeds its estimated fair value.

Pension and other employee benefits

MHFG and certain subsidiaries sponsor severance indemnities and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on the actuarial present value of benefits, net of investment returns expected from plan assets and their fair values at the balance sheet date. Net periodic expense is charged to Salaries and employee benefits. Net actuarial gains and losses that arise from

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation.

Stock-based compensation

The compensation cost associated with stock compensation-type stock options is measured at fair value using the Black-Scholes option pricing model.

Long-term debt

Premiums, discounts and issuance costs of long-term debt are amortized based on a method that approximates the interest method over the respective terms of the long-term debt.

Obligations under guarantees

The MHFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protection, and liquidity facilities. The MHFG Group recognizes guarantee fee income over the guarantee period. The MHFG Group receives such a guarantee fee at the inception of the guarantee or in installments and, in either case, the present value of the total fees approximates the fair value of the guarantee.

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

Fee and commission income

Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Fees in respect of securities-related business and fees on funds transfer and collection services are generally recognized as revenue when the related services are performed. Fees on credit-related business, excluding loan

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

origination fees to be deferred and recognized over the loan period as a yield adjustment, are generally recognized either at one time when the service is rendered or over the related transaction period. Fee and commission income is presented on a gross basis and exclusive of consumption taxes.

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

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In April 2011, the FASB issued Accounting Standards Update (“ASU”) No.2011-03, “Transfers and Servicing (Topic 860)—Reconsideration of Effective Control for Repurchase Agreements” (“ASU No.2011-03”). The ASU amends the conditions to determine whether a transferor in repurchase agreements (repos) and other similar agreements maintains effective control over the financial assets transferred by removing from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU No.2011-03 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No.2011-04”) in order to improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in ASU No. 2011-04 change the wording to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to be aligned with IFRS. The amendments also clarify the existing fair value measurement and disclosure requirements, which include (1) application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used for Level 3 items. The amendments also change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which include (1) measuring the fair value of financial instruments that are managed within a portfolio, (2) application of premiums and discounts in a fair value measurement and (3) additional disclosures about fair value

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU No.2011-04 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In June 2013, the FASB issued ASU No.2013-08, “Financial Services—Investment Companies (Topic 946)—Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU No.2013-08”). The ASU changes the approach to the investment company assessment and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. The ASU also requires additional disclosures of (a) the fact that the entity is an investment company and is applying the guidance in ASC 946, “Financial Services—Investment Companies” (“ASC 946”), (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The ASU is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. The adoption of ASU No.2013-08 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU provides a comprehensive guidance of revenue recognition, in convergence with IFRS, to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In order to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, an entity should disclose the following quantitative and qualitative information: (1) contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations, (2) significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations, and determining the transaction price and amounts allocated to performance obligations, and (3) assets recognized from the costs to obtain or fulfill a contract. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2016. Early application is not permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2014-09 will have on its consolidated results of operations and financial condition.

In June 2014, the FASB issued ASU No.2014-11, “Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU No.2014-11”). The ASU changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the ASU requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The ASU requires disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. The ASU also requires an entity to disclose certain information, including risks related to collateral pledged, for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The ASU is effective for the first interim or annual period beginning after December 15, 2014, except for interim disclosure requirements related to secured borrowings, which are effective for interim periods beginning after March 15, 2015. Earlier application is prohibited. The MHFG Group does not expect that the adoption of ASU No.2014-11 will have a material impact on its consolidated results of operations or financial condition.

In November 2014, the FASB issued ASU No.2014-16, “Derivatives and Hedging (Topic 815)—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (“ASU No.2014-16”). The ASU clarifies that an entity that issues or invests in a hybrid financial instrument should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for bifurcation. The ASU also clarifies that an entity should assess the substance of the relevant terms and features in evaluating the nature of a host contract when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued or acquired, and (3) the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2014-16 will have on its consolidated results of operations and financial condition.

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” (“ASU No.2015-02”). The ASU amends following provisions about the current accounting for consolidation of certain legal entities: (1) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (2) eliminate the presumption that a general partner

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

should consolidate a limited partnership, (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015, and may be applied retrospectively or applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. Early adoption is permitted including adoption in an interim period. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2015-02 will have on its consolidated results of operations and financial condition.

In May 2015, the FASB issued ASU No.2015-07, “Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2015-07”). The ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Earlier application is permitted. The MHFG Group does not expect that the adoption of ASU No.2015-07 will have a material impact on its consolidated results of operations or financial condition.

3. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2014 and 2015 are as follows:

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
	(in millions of yen)
2015
Available-for-sale securities:
Debt securities:
Japanese government bonds	17,391,144	25,110	2,587	17,413,667
Japanese local government bonds	234,421	4,183	16	238,588
U.S. Treasury bonds and federal agency securities	116,408	1,259	454	117,213
Other foreign government bonds	961,684	4,437	237	965,884
Agency mortgage-backed securities (1)	806,877	17,280	2,427	821,730
Residential mortgage-backed securities	260,456	4,426	1,408	263,474
Commercial mortgage-backed securities	169,342	889	961	169,270
Japanese corporate bonds and other debt securities (2)	1,930,054	13,366	1,496	1,941,924
Foreign corporate bonds and other debt securities (3)	730,910	12,026	1,133	741,803
Equity securities (marketable)	1,697,628	2,700,714	1,185	4,397,157

Total	24,298,924	2,783,690	11,904	27,070,710

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,360,126	29,001	173	4,388,954
Agency mortgage-backed securities (4)	1,287,215	2,259	621	1,288,853

Total	5,647,341	31,260	794	5,677,807

Notes:
(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥105,553 million and ¥855,321 million, respectively, at March 31, 2014, and ¥87,327 million and ¥734,403 million, respectively, at March 31, 2015. U.S. agency securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Other debt securities presented in the above table primarily consist of certificates of deposit (“CDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥214,488 million at March 31, 2014, and ¥165,602 million at March 31, 2015.
(3)	Other debt securities presented in the above table primarily consist of CDs, ABS, and collateral loan obligations (“CLO”), of which the total fair values were ¥178,055 million at March 31, 2014, and ¥142,543 million at March 31, 2015.
(4)	All Agency mortgage-backed securities presented in the above table at March 31, 2015 are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2015 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	3,620,827	12,346,989	1,423,328	—	17,391,144
Japanese local government bonds	36,287	104,530	92,871	733	234,421
U.S. Treasury bonds and federal agency securities	4,821	12,058	61,175	38,354	116,408
Other foreign government bonds	724,143	221,884	14,483	1,174	961,684
Agency mortgage-backed securities	—	—	—	806,877	806,877
Residential mortgage-backed securities	—	—	—	260,456	260,456
Commercial mortgage-backed securities	10,278	151,589	7,475	—	169,342
Japanese corporate bonds and other debt securities	398,879	1,138,152	305,938	87,085	1,930,054
Foreign corporate bonds and other debt securities	279,101	372,138	77,863	1,808	730,910

Total	5,074,336	14,347,340	1,983,133	1,196,487	22,601,296

Held-to-maturity securities:
Debt securities:
Japanese government bonds	600,031	3,280,267	479,828	—	4,360,126
Agency mortgage-backed securities	—	—	—	1,287,215	1,287,215

Total	600,031	3,280,267	479,828	1,287,215	5,647,341

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	3,621,356	12,354,364	1,437,947	—	17,413,667
Japanese local government bonds	36,320	105,339	96,074	855	238,588
U.S. Treasury bonds and federal agency securities	4,821	12,069	61,529	38,794	117,213
Other foreign government bonds	725,188	224,248	15,332	1,116	965,884
Agency mortgage-backed securities	—	—	—	821,730	821,730
Residential mortgage-backed securities	—	—	—	263,474	263,474
Commercial mortgage-backed securities	10,544	151,185	7,541	—	169,270
Japanese corporate bonds and other debt securities	399,216	1,142,602	309,333	90,773	1,941,924
Foreign corporate bonds and other debt securities	279,934	379,193	80,837	1,839	741,803

Total	5,077,379	14,369,000	2,008,593	1,218,581	22,673,553

Held-to-maturity securities:
Debt securities:
Japanese government bonds	601,618	3,292,875	494,461	—	4,388,954
Agency mortgage-backed securities	—	—	—	1,288,853	1,288,853

Total	601,618	3,292,875	494,461	1,288,853	5,677,807

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other-than-temporary impairment

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For equity securities, impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

The following table shows the other-than-temporary impairment on available-for-sale securities for the fiscal years ended March 31, 2013, 2014 and 2015. No impairment losses were recognized on held-to-maturity securities for the periods.

	2013	2014	2015
	(in millions of yen)
Available-for-sale securities:
Debt securities	4,085	1,151	450
Equity securities	72,308	4,193	618

Total	76,393	5,344	1,068

For the fiscal year ended March 31, 2015, the other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any instance related to credit losses recognized in earnings on debt securities where a portion of an other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of certain investment funds.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2014 and 2015:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2014
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,526,182	2,871	880,520	856	11,406,702	3,727
Japanese local government bonds	48,471	90	12,730	16	61,201	106
U.S. Treasury bonds and federal agency securities	66,865	2,865	38,432	1,432	105,297	4,297
Other foreign government bonds	203,026	275	7,654	180	210,680	455
Agency mortgage-backed securities (1)	102,904	2,348	76,369	5,357	179,273	7,705
Residential mortgage-backed securities	9,771	137	78,938	1,570	88,709	1,707
Commercial mortgage-backed securities	11,133	117	43,170	1,300	54,303	1,417
Japanese corporate bonds and other debt securities	130,020	359	60,230	2,925	190,250	3,284
Foreign corporate bonds and other debt securities	122,563	1,846	33,960	347	156,523	2,193
Equity securities (marketable)	132,590	6,603	10	—	132,600	6,603

Total	11,353,525	17,511	1,232,013	13,983	12,585,538	31,494

Held-to-maturity securities:
Debt securities:
Japanese government bonds	9,962	40	199,670	180	209,632	220

Total	9,962	40	199,670	180	209,632	220

2015
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,646,840	1,739	211,512	848	5,858,352	2,587
Japanese local government bonds	3,579	8	11,944	8	15,523	16
U.S. Treasury bonds and federal agency securities	45,858	454	—	—	45,858	454
Other foreign government bonds	127,535	204	10,421	33	137,956	237
Agency mortgage-backed securities (1)	7,968	47	86,973	2,380	94,941	2,427
Residential mortgage-backed securities	—	—	51,897	1,408	51,897	1,408
Commercial mortgage-backed securities	23,468	394	19,238	567	42,706	961
Japanese corporate bonds and other debt securities	270,877	478	54,615	1,018	325,492	1,496
Foreign corporate bonds and other debt securities	11,496	29	60,491	1,104	71,987	1,133
Equity securities (marketable)	11,325	1,156	150	29	11,475	1,185

Total	6,148,946	4,509	507,241	7,395	6,656,187	11,904

Held-to-maturity securities:
Debt securities:
Japanese government bonds	99,738	173	—	—	99,738	173
Agency mortgage-backed securities (2)	355,560	621	—	—	355,560	621

Total	455,298	794	—	—	455,298	794

Notes:
(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥105,208 million and ¥74,065 million, respectively, at March 31, 2014, and ¥86,973 million and ¥7,968 million, respectively, at March 31, 2015. U.S. agency securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	All Agency mortgage-backed securities presented in the above table at March 31, 2015 are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2015, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be collected since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including CMBS with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that it was expected to recover their entire amortized cost bases, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the evaluation above, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

The equity securities in an unrealized loss position were determined not to be other-than-temporarily impaired based on the evaluation of the following factors: (1) the severity and duration of the impairments, (2) the financial condition and near-term prospects of the issuers, and (3) the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value.

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the fiscal years ended March 31, 2013, 2014 and 2015. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2013, 2014 and 2015” for the proceeds from sales of investments, the vast majority of which consists of the proceeds from sales of available-for-sale securities.

	2013	2014	2015
	(in millions of yen)
Gross realized gains	193,298	231,955	220,250
Gross realized losses	(21,422)	(29,387)	(14,670)

Net realized gains (losses) on sales of available-for-sale securities	171,876	202,568	205,580

Other investments

The following table summarizes the composition of Other investments at March 31, 2014 and 2015:

	2014	2015
	(in millions of yen)
Equity method investments	196,015	194,188
Investments held by consolidated investment companies	70,599	53,061
Other equity interests	526,075	450,438

Total	792,689	697,687

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥78,458 million and ¥84,183 million, at March 31, 2014 and 2015, respectively. The aggregate market values of these marketable equity securities were ¥96,471 million and ¥121,198 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group’s proportionate share of the total outstanding common shares in Orient Corporation (“Orico”) as of March 31, 2015 was 21.5% and the MHFG Group and a certain third party still hold convertible preferred shares of Orico, and if fully converted, the MHFG Group’s proportionate share of the total outstanding common shares in Orico would increase to 58.0%.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2014 and 2015:

	2014	2015
	(in millions of yen)
Domestic:
Manufacturing	8,025,932	8,224,361
Construction and real estate	7,204,594	7,353,826
Services	3,956,742	4,272,968
Wholesale and retail	5,350,707	5,586,533
Transportation and communications	3,247,394	3,156,855
Banks and other financial institutions	3,460,147	3,852,820
Government and public institutions	6,734,451	4,611,900
Other industries (Note)	4,983,821	5,079,922
Individuals:
Mortgage loans	11,187,206	11,021,956
Other	787,313	848,750

Total domestic	54,938,307	54,009,891

Foreign:
Commercial and industrial	12,937,005	16,688,090
Banks and other financial institutions	4,610,141	6,077,144
Government and public institutions	883,004	1,010,704
Other (Note)	255,083	425,862

Total foreign	18,685,233	24,201,800

Total	73,623,540	78,211,691
Less: Unearned income and deferred loan fees—net	138,586	163,415

Total loans before allowance for loan losses	73,484,954	78,048,276

Note:	Other industries of domestic and Other of foreign include trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥853 million, ¥2,041 million and ¥33,291 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value of ¥54 million, ¥1,510 million and ¥34,262 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to groups of small balance, homogeneous loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2014 and 2015:

	Normal obligors				Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)
	(in millions of yen)
2014
Domestic:
Manufacturing	4,248,490	2,467,326	109,258	310,703	636,348	21,117	3,820	228,870	8,025,932
Construction and real estate	2,890,563	3,066,852	623,385	161,177	303,746	20,577	381	137,913	7,204,594
Services	1,946,764	1,558,609	205,939	6,998	135,030	24,958	—	78,444	3,956,742
Wholesale and retail	2,029,723	2,632,048	249,304	63,116	178,520	42,086	10	155,900	5,350,707
Transportation and communications	2,388,541	658,680	88,911	1,348	50,667	11,159	—	48,088	3,247,394
Banks and other financial institutions	2,602,545	664,843	2,030	4,780	174,328	165	—	11,456	3,460,147
Government and public institutions	6,678,104	8,347	—	48,000	—	—	—	—	6,734,451
Other industries	1,907,714	754,137	3,383	2,240,879	7,804	401	68,642	861	4,983,821
Individuals	—	197,725	11,266,620	169,655	40,606	101,718	2,823	195,372	11,974,519

Total domestic	24,692,444	12,008,567	12,548,830	3,006,656	1,527,049	222,181	75,676	856,904	54,938,307

Foreign:
Total foreign	10,600,531	4,349,587	6,621	2,782,476	513,610	14	144,238	288,156	18,685,233

Total	35,292,975	16,358,154	12,555,451	5,789,132	2,040,659	222,195	219,914	1,145,060	73,623,540

2015
Domestic:
Manufacturing	4,663,535	2,607,651	109,615	198,621	147,978	16,424	1,019	479,518	8,224,361
Construction and real estate	3,331,659	2,943,178	600,856	165,660	192,124	18,478	562	101,309	7,353,826
Services	2,298,532	1,566,359	201,354	4,150	109,677	22,273	—	70,623	4,272,968
Wholesale and retail	2,261,669	2,695,642	237,050	53,691	148,722	39,189	65	150,505	5,586,533
Transportation and communications	2,310,918	674,273	89,258	422	36,383	10,029	—	35,572	3,156,855
Banks and other financial institutions	2,986,436	830,410	2,360	4,169	23,881	129	—	5,435	3,852,820
Government and public institutions	4,505,893	6,007	—	100,000	—	—	—	—	4,611,900
Other industries	2,018,620	706,882	3,326	2,290,419	10,476	406	49,213	580	5,079,922
Individuals	—	243,904	11,212,723	133,530	32,512	102,149	2,484	143,404	11,870,706

Total domestic	24,377,262	12,274,306	12,456,542	2,950,662	701,753	209,077	53,343	986,946	54,009,891

Foreign:
Total foreign	15,153,557	5,246,343	8,428	3,160,768	344,533	22	100,018	188,131	24,201,800

Total	39,530,819	17,520,649	12,464,970	6,111,430	1,046,286	209,099	153,361	1,175,077	78,211,691

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2014 and 2015:

	Recorded investment (1)			Unpaid principal balance	Related allowance(3)	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2014
Domestic:
Manufacturing	216,579	12,291	228,870	240,660	74,367	259,889	4,086
Construction and real estate	107,932	29,981	137,913	163,813	30,724	183,437	2,213
Services	66,651	11,793	78,444	88,537	20,199	83,754	1,671
Wholesale and retail	142,886	13,014	155,900	172,641	51,274	161,288	2,795
Transportation and communications	44,237	3,851	48,088	54,149	14,691	50,387	939
Banks and other financial institutions	11,390	66	11,456	11,480	4,049	12,474	163
Other industries	781	80	861	2,020	108	3,486	19
Individuals	91,715	103,657	195,372	206,341	9,391	215,422	3,714

Total domestic	682,171	174,733	856,904	939,641	204,803	970,137	15,600

Foreign:
Total foreign	276,292	11,864	288,156	290,161	118,360	291,981	4,750

Total	958,463	186,597	1,145,060	1,229,802	323,163	1,262,118	20,350

2015
Domestic:
Manufacturing	469,856	9,662	479,518	487,833	170,864	289,807	9,376
Construction and real estate	77,863	23,446	101,309	119,800	17,479	119,325	1,570
Services	60,606	10,017	70,623	78,470	18,771	77,028	1,449
Wholesale and retail	138,981	11,524	150,505	161,843	54,481	150,525	2,529
Transportation and communications	31,568	4,004	35,572	36,858	10,173	47,224	729
Banks and other financial institutions	5,373	62	5,435	5,448	2,263	7,487	98
Other industries	478	102	580	766	55	682	11
Individuals	68,337	75,067	143,404	158,344	6,202	173,726	2,553

Total domestic	853,062	133,884	986,946	1,049,362	280,288	865,804	18,315

Foreign:
Total foreign	171,852	16,279	188,131	204,575	71,943	233,123	3,197

Total	1,024,914	150,163	1,175,077	1,253,937	352,231	1,098,927	21,512

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥425,391 million and ¥387,879 million as of March 31, 2014 and 2015 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans in the consolidated statements of income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The remaining balance of impaired loans which had been partially charged off was ¥24,957 million and ¥25,980 million as of March 31, 2014 and 2015, respectively.

Troubled debt restructurings

The MHFG Group considers a TDR to be a restructuring in which it, for economic or legal reasons related to the obligor’s financial difficulties, grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is E2 or below. The following table presents TDRs that were made during the fiscal years ended March 31, 2014 and 2015:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or Postponement of principal and/or interest
	Recorded investment (1)	Charge-offs (2)
		(in millions of yen)
2014
Domestic:
Manufacturing	235	481	196,705
Construction and real estate	2,528	136	44,573
Services	310	555	57,945
Wholesale and retail	5	149	170,217
Transportation and communications	—	—	34,598
Banks and other financial institutions	—	—	31,901
Other industries	—	—	1,998
Individuals	—	—	47,822

Total domestic	3,078	1,321	585,759

Foreign:
Total foreign	—	—	60,348

Total	3,078	1,321	646,107

2015
Domestic:
Manufacturing	—	1,236	380,149
Construction and real estate	—	—	31,554
Services	—	—	55,592
Wholesale and retail	—	—	153,577
Transportation and communications	—	—	25,452
Banks and other financial institutions	—	—	13,482
Other industries	—	—	2,607
Individuals	—	—	35,271

Total domestic	—	1,236	697,684

Foreign:
Total foreign	—	503	50,730

Total	—	1,739	748,414

Notes:

(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	Charge-offs represent the losses recorded in the consolidated statements of income for the fiscal year that resulted from the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2014 and 2015 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2014	2015
	(in millions of yen)
Domestic:
Manufacturing	21,144	9,719
Construction and real estate	3,500	1,673
Services	3,707	2,479
Wholesale and retail	21,916	23,979
Transportation and communications	14,069	1,151
Other industries	107	—
Individuals	6,283	4,359

Total domestic	70,726	43,360

Foreign:
Total foreign	115	8,187

Total	70,841	51,547

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2014 and 2015:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2014
Domestic:
Manufacturing	2,834	2,193	14,452	19,479	8,006,453	8,025,932
Construction and real estate	5,412	3,440	44,852	53,704	7,150,890	7,204,594
Services	2,185	1,235	10,304	13,724	3,943,018	3,956,742
Wholesale and retail	3,205	4,561	12,180	19,946	5,330,761	5,350,707
Transportation and communications	832	573	3,265	4,670	3,242,724	3,247,394
Banks and other financial institutions	—	1	5	6	3,460,141	3,460,147
Government and public institutions	—	—	—	—	6,734,451	6,734,451
Other industries	9	29	34	72	4,983,749	4,983,821
Individuals	38,466	18,488	56,605	113,559	11,860,960	11,974,519

Total domestic	52,943	30,520	141,697	225,160	54,713,147	54,938,307

Foreign:
Total foreign	87	23	10,935	11,045	18,674,188	18,685,233

Total	53,030	30,543	152,632	236,205	73,387,335	73,623,540

2015
Domestic:
Manufacturing	1,407	179	10,451	12,037	8,212,324	8,224,361
Construction and real estate	2,386	2,360	46,142	50,888	7,302,938	7,353,826
Services	1,628	650	7,626	9,904	4,263,064	4,272,968
Wholesale and retail	3,000	2,250	11,196	16,446	5,570,087	5,586,533
Transportation and communications	169	3,122	2,866	6,157	3,150,698	3,156,855
Banks and other financial institutions	333	—	12	345	3,852,475	3,852,820
Government and public institutions	—	—	—	—	4,611,900	4,611,900
Other industries	—	7	979	986	5,078,936	5,079,922
Individuals	32,060	15,596	46,310	93,966	11,776,740	11,870,706

Total domestic	40,983	24,164	125,582	190,729	53,819,162	54,009,891

Foreign:
Total foreign	98	47	14,826	14,971	24,186,829	24,201,800

Total	41,081	24,211	140,408	205,700	78,005,991	78,211,691

5. Allowance for loan losses

In accordance with ASC 450, a formula-based allowance utilizing historical loss factors, after adjusted for existing economic conditions where appropriate, is applied to groups of non-homogeneous loans and small balance, homogeneous loans which have not been identified as impaired. At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details of the methodology used to determine the allowance for loan losses and Note 4 “Loans” for further details of obligor ratings and pool allocations.

Changes in Allowance for loan losses by portfolio segment for the fiscal years ended March 31, 2013, 2014 and 2015 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2013
Balance at beginning of fiscal year	535,475	126,276	20,941	682,692

Provision (credit) for loan losses	137,549	(14,180)	16,578	139,947

Charge-offs	69,845	4,249	20,503	94,597
Less: Recoveries	27,447	1,342	2,911	31,700

Net charge-offs	42,398	2,907	17,592	62,897

Others (Note)	11,269	—	1,946	13,215

Balance at end of fiscal year	641,895	109,189	21,873	772,957

2014
Balance at beginning of fiscal year	641,895	109,189	21,873	772,957

Provision (credit) for loan losses	(128,368)	(12,712)	14,850	(126,230)

Charge-offs	47,927	3,935	13,286	65,148
Less: Recoveries	21,423	3,000	2,112	26,535

Net charge-offs	26,504	935	11,174	38,613

Others (Note)	14,326	—	3,737	18,063

Balance at end of fiscal year	501,349	95,542	29,286	626,177

2015
Balance at beginning of fiscal year	501,349	95,542	29,286	626,177

Provision (credit) for loan losses	(40,167)	(33,261)	13,205	(60,223)

Charge-offs	64,634	3,266	11,322	79,222
Less: Recoveries	19,086	1,454	2,743	23,283

Net charge-offs	45,548	1,812	8,579	55,939

Others (Note)	7,543	—	2,701	10,244

Balance at end of fiscal year	423,177	60,469	36,613	520,259

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2014 and 2015:

	Corporate	Retail	Other	Total
	(in millions of yen)
2014
Allowance for loan losses	501,349	95,542	29,286	626,177

of which individually evaluated for impairment	327,011	11,735	10,562	349,308
of which collectively evaluated for impairment	174,338	83,807	18,724	276,869

Loans (Note)	54,651,867	12,922,564	6,049,109	73,623,540

of which individually evaluated for impairment	1,100,938	39,250	54,127	1,194,315
of which collectively evaluated for impairment	53,550,929	12,883,314	5,994,982	72,429,225

2015
Allowance for loan losses	423,177	60,469	36,613	520,259

of which individually evaluated for impairment	284,247	8,092	15,234	307,573
of which collectively evaluated for impairment	138,930	52,377	21,379	212,686

Loans (Note)	59,108,129	12,791,303	6,312,259	78,211,691

of which individually evaluated for impairment	788,343	31,580	49,222	869,145
of which collectively evaluated for impairment	58,319,786	12,759,723	6,263,037	77,342,546

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

In the fiscal year ended March 31, 2014, Provision for loan losses decreased by ¥266,177 million from the previous fiscal year. The decrease was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy.

In the fiscal year ended March 31, 2015, Credit for loan losses decreased by ¥66,007 million from the previous fiscal year. The decrease was due primarily to an increase in allowance for loan losses on impaired loans related to certain domestic borrowers, although the MHFG Group continued to record a credit for loan losses and recorded a decrease in allowance for loan losses on non-impaired loans as a result of upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment

Premises and equipment at March 31, 2014 and 2015 consist of the following:

	2014	2015
	(in millions of yen)
Land	410,739	563,295
Buildings	800,680	822,229
Equipment and furniture	435,655	450,656
Leasehold improvements	92,052	82,610
Construction in progress	35,789	14,745
Software	725,287	862,353

Total	2,500,202	2,795,888
Less: Accumulated depreciation and amortization	1,143,608	1,163,403

Premises and equipment—net	1,356,594	1,632,485

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥151,550 million, ¥155,549 million and ¥161,152 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥51,681 million and ¥58,783 million at March 31, 2014 and 2015, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2014 and 2015 amounted to ¥28,209 million and ¥33,249 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	MHBK	Total
	(in millions of yen)
2013
Balance at beginning of fiscal year	5,635	5,635
Goodwill acquired	—	—
Impairment losses recognized	—	—
Foreign exchange translation	512	512
Balance at end of fiscal year	6,147	6,147

Gross amount of goodwill	71,421	71,421
Accumulated impairment losses	65,274	65,274

2014
Balance at beginning of fiscal year	6,147	6,147
Goodwill acquired (Note)	7,719	7,719
Impairment losses recognized	3,792	3,792
Foreign exchange translation	1,475	1,475
Balance at end of fiscal year	11,549	11,549

Gross amount of goodwill	80,615	80,615
Accumulated impairment losses	69,066	69,066

2015
Balance at beginning of fiscal year	11,549	11,549
Goodwill acquired	—	—
Impairment losses recognized	—	—
Foreign exchange translation	154	154
Balance at end of fiscal year	11,703	11,703

Gross amount of goodwill	81,254	81,254
Accumulated impairment losses	69,551	69,551

Note: Goodwill acquired is entirely related to the acquisition of Banco Mizuho do Brasil S.A.

Due to the prolonged severe business environment for PT. Mizuho Balimor Finance, it was determined that the carrying amount of PT. Mizuho Balimor Finance reporting unit exceeded its fair value, which is based on the income approach, and therefore, a goodwill impairment loss of ¥3,792 million was recognized during the fiscal year ended March 31, 2014.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2014 and 2015:

	2014			2015
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	73,949	24,865	49,084	73,949	30,164	43,785
Other	2,808	2,152	656	2,794	2,188	606

Total	76,757	27,017	49,740	76,743	32,352	44,391

Intangible assets not subject to amortization:
Total	9,207	—	9,207	9,189	—	9,189

Total	85,964	27,017	58,947	85,932	32,352	53,580

Note:	Customer relationships were acquired in connection with the merger of MHSC and Shinko on May 7, 2009. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2013, 2014, and 2015, the MHFG Group recognized ¥5,615 million, ¥5,709 million, and ¥5,376 million, respectively, of amortization expense in respect of intangible assets.

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2016	5,058
2017	4,781
2018	4,502
2019	4,264
2020	4,041

8. Pledged assets and collateral

The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2014 and 2015:

	2014	2015
	(in billions of yen)
Interest-bearing deposits in other banks	38	35
Trading account assets	10,271	8,462
Investments	13,353	10,432
Loans	8,796	6,881
Other assets	677	945

Total	33,135	26,755

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The associated liabilities collateralized by the above assets at March 31, 2014 and 2015 are summarized below:

	2014	2015
	(in billions of yen)
Deposits	878	773
Call money and funds purchased	1,708	1,265
Payables under repurchase agreements	6,884	7,862
Payables under securities lending transactions	6,237	2,339
Other short-term borrowings	405	510
Long-term debt	5,632	5,113

Total	21,744	17,862

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2014 and 2015, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥18,084 billion and ¥26,824 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,184 billion and ¥1,313 billion at March 31, 2014 and 2015, respectively.

At March 31, 2014 and 2015, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥13,817 billion and ¥13,588 billion, respectively, of which ¥12,508 billion and ¥12,657 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales.

9. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$83 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2015) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2014 and 2015 are as follows:

	2014	2015
	(in millions of yen)
Domestic offices:
Time deposits	18,351,826	19,841,134
Certificates of deposit	8,117,512	9,011,589

Total	26,469,338	28,852,723

Foreign offices:
Time deposits	9,555,568	11,948,577
Certificates of deposit	4,638,265	6,683,316

Total	14,193,833	18,631,893

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2014 and 2015 was ¥597 billion and ¥669 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2015 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	25,185,878	9,008,040	34,193,918
Due after one year through two years	1,937,237	3,550	1,940,787
Due after two years through three years	1,344,793	—	1,344,793
Due after three years through four years	393,411	—	393,411
Due after four years through five years	422,252	—	422,252
Due after five years	139,918	—	139,918

Total	29,423,489	9,011,590	38,435,079

Foreign offices:
Due in one year or less	11,931,261	6,633,898	18,565,159
Due after one year through two years	17,751	40,398	58,149
Due after two years through three years	2,482	9,020	11,502
Due after three years through four years	3,724	—	3,724
Due after four years through five years	48	—	48
Due after five years	313	—	313

Total	11,955,579	6,683,316	18,638,895

Total	41,379,068	15,694,906	57,073,974

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

The MHFG Group consolidates certain guaranteed principal money trusts. See Note 24 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

11. Short-term borrowings and long-term debt

Short-term borrowings

Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of Other short-term borrowings at March 31, 2014 and 2015 are as follows:

	2014	2015
	(in millions of yen)
Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1) (2)	286,968	310,042
Short-term notes issued by MHFG and its subsidiaries (1)	497,100	742,500
Borrowings from the Bank of Japan	5,138,003	432,538
Other	101,901	97,517

Total	6,023,972	1,582,597

Notes:

(1)	Short-term notes are issued under the laws of Japan in the form of dematerialized commercial paper, whose characteristics are economically the same as commercial paper.
(2)	Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs in the above table consist of commercial paper and short-term notes, of which amounts were ¥199,500 million and ¥87,468 million, respectively, at March 31, 2014, and ¥235,837 million and ¥74,205 million, respectively, at March 31, 2015.

Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2014 and 2015 is comprised of the following:

	2014	2015
	(in millions of yen)
Obligations under capital leases	26,680	29,129
Loan participation borrowings	79,014	83,128
Senior borrowings and bonds	5,805,634	11,080,548
Subordinated borrowings and bonds	3,942,613	3,389,436

Total	9,853,941	14,582,241

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2014	2015
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-11.71	Apr. 2015-Mar. 2045	3,557,508	7,675,926
fixed rate denominated in U.S. dollars	0.00-7.49	Apr. 2015-Mar. 2045	604,281	1,579,411
fixed rate denominated in other currencies	0.10-5.10	Sep. 2015-Aug. 2026	25,687	71,802
floating rate denominated in Japanese yen	0.00-18.80	Apr. 2015-Mar. 2045	1,063,111	925,188
floating rate denominated in U.S. dollars	0.00-10.50	Apr. 2015-Dec. 2029	532,199	777,001
floating rate denominated in other currencies	0.26-9.40	Jun. 2015-Apr. 2021	22,848	51,220

Total			5,805,634	11,080,548

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.62-4.74	Apr. 2015-Perpetual	3,249,999	2,955,502
fixed rate denominated in U.S. dollars	4.30-6.64	Jun. 2016-Perpetual	613,609	433,934
floating rate denominated in Japanese yen	—	—	79,005	—

Total			3,942,613	3,389,436

Total			9,748,247	14,469,984

Notes:

(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2015.
(2)	Maturity information disclosed is the range of maturities at March 31, 2015.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

The following is a summary of the contractual maturities of long-term debt subsequent to March 31, 2015:

(in millions of yen)
Fiscal year ending March 31:
2016	1,267,171
2017	1,827,327
2018	1,523,070
2019	4,745,273
2020	957,431
2021 and thereafter	4,261,969

Total	14,582,241

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2014 and 2015:

	2014	2015
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	1,122,247	2,490,956
Prepaid pension cost	403,654	712,523
Collateral provided for derivative transactions	466,420	673,511
Miscellaneous receivables	315,037	303,844
Margins provided for futures contracts	147,376	207,381
Security deposits	121,675	113,354
Loans held for sale	58,745	4,583
Other	563,841	612,452

Total	3,198,995	5,118,604

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,325,455	1,894,023
Miscellaneous payables	473,028	925,322
Collateral accepted for derivative transactions	432,820	737,032
Guaranteed trust principal	591,647	561,364
Margins accepted for futures contracts	289,381	386,082
Factoring amounts owed to customers	382,189	290,718
Unearned income	141,735	138,681
Other	785,768	1,001,641

Total	4,422,023	5,934,863

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, in respect of which the MHFG Group provides guarantees for the repayment of principal. See Note 24 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Preferred stock

The composition of preferred stock at March 31, 2013, 2014 and 2015 is as follows:

2013	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	1,369,512,000	914,752,000	574,087,800	1,000	Yes
Class XII preferred stock	—	1,500,000,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—	1,000	No

Total	951,442	4,369,512,000	951,442,000	574,087,800

2014	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	602,100,700	1,000	Yes
Thirteenth series class XIII preferred stock	—	36,690,000	—	—	—	—
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	914,752	4,251,442,000	914,752,000	602,100,700

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2015	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	701,631,100	1,000	Yes
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	914,752	4,214,752,000	914,752,000	701,631,100

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.
(2)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(4)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2013, MHFG newly authorized class XIV preferred stock, class XV preferred stock and class XVI preferred stock in relation to meet the requirements of Basel III. Under Basel III, in order for preferred stock issued by a bank holding company to be included as its regulatory capital under the capital adequacy requirements, the terms and conditions of the preferred stock are required to include a provision that in the case where the bank holding company is recognized as non-viable, (1) a write-off of the relevant preferred stock or (2) a conversion of the relevant preferred stock into common stock shall be effected (a loss-absorption clause). In respect of class XI preferred stock, class XII preferred stock and class XIII preferred stock, which were authorized before the implementation of Basel III in the articles of incorporation of MHFG, it is not possible to include the foregoing loss-absorption clause in the terms and conditions of those preferred stock under the current provisions of the articles of incorporation. Therefore, class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly authorized so that the foregoing loss-absorption clause can be included in the terms and conditions of class XIV preferred stock, class XV preferred stock and class XVI preferred stock by a resolution of the board of directors relating to the issuance of the relevant preferred stock. Besides the foregoing loss-absorption clause, provisions regarding the preferred stock dividends, distribution of residual assets, acquisition clause and rights to request acquisition in respect of class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly established. In addition, each of class XIV preferred stock, class XV preferred stock and class XVI preferred stock was established in multiple series as a separate class of shares in order to enable MHFG to issue those preferred stock in multiple series.

Eleventh series class XI preferred stock is convertible into common stock at the option of the holder. The material terms and conditions of conversion are as follows.

	Conversion period	Conversion ratio (Note)
Eleventh series class XI preferred stock	July 1, 2008 to June 30, 2016	¥1,000/(conversion price), where the conversion price after adjustment is ¥282.90 on or after August 30, 2011; to be reset on July 1, 2015 (a “Reset Date”) as ¥1,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the Tokyo Stock Exchange (“TSE”) for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price after adjustment effective as of the day before the relevant Reset Date, provided that the conversion price shall not be less than ¥282.90.

Note:	Subject to adjustment, in the event of issuance or disposal by MHFG of common stock for a price below the “current market price”, a stock split, issuance of securities convertible into common stock at a price below the “current market price” at the time of issuance thereof or determination of the conversion price thereof, merger or amalgamation, or a capital decrease or stock consolidation occurs and in certain other circumstances.

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

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

Class of stock	Issued at March 31, 2012	Net change	Issued at March 31, 2013	Net change	Issued at March 31, 2014	Net change	Issued at March 31, 2015
	(number of shares)
Eleventh series class XI preferred stock (Note)	914,752,000	—	914,752,000	—	914,752,000	—	914,752,000
Thirteenth series class XIII preferred stock	36,690,000	—	36,690,000	(36,690,000)	—	—	—

Total	951,442,000	—	951,442,000	(36,690,000)	914,752,000	—	914,752,000

Class of stock	Aggregate amount at March 31, 2012	Net change	Aggregate amount at March 31, 2013	Net change	Aggregate amount at March 31, 2014	Net change	Aggregate amount at March 31, 2015
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	—	914,752	—	914,752	—	914,752
Thirteenth series class XIII preferred stock	36,690	—	36,690	(36,690)	—	—	—

Total	951,442	—	951,442	(36,690)	914,752	—	914,752

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

14. Common stock

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
	(shares)
Balance at beginning of fiscal year	24,048,165,727	24,164,864,477	24,263,885,187
Issuance of new shares of common stock due to conversion of Eleventh series class XI preferred stock	116,698,750	99,020,710	351,822,780
Issuance of new shares of common stock due to exercise of stock acquisition rights	—	—	6,190,000

Balance at end of fiscal year	24,164,864,477	24,263,885,187	24,621,897,967

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Dividends

The amount available for dividends under the Companies Act is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2015, MHFG’s capital stock, capital surplus and retained earnings were ¥2,255,405 million, ¥1,195,363 million and ¥1,593,924 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2015 was ¥1,199,647 million, of which ¥1,195,297 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and the Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2015, was ¥1,586,629 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum Common Equity Tier 1 capital ratio of 4.5% (3.5% in 2013 and 4.0% in 2014) for capital adequacy purposes under the rules in Basel III. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

Dividends on preferred stock and common stock during the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

2013	Cash dividends

Class of stock	Per share	In aggregate (1)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	7,451
Thirteenth series class XIII preferred stock	30	1,101
Common stock	6	144,170

Total		152,722

2014	Cash dividends

Class of stock	Per share	In aggregate (1)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	6,717
Thirteenth series class XIII preferred stock (2)	15	550
Common stock	6	144,998

Total		152,265

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2015	Cash dividends

Class of stock	Per share	In aggregate (1)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	5,906
Common stock	7	170,231

Total		176,137

Notes:

(1)	Dividends paid on treasury stock are excluded.
(2)	On July 11, 2013, MHFG acquired and cancelled all of the shares of the Thirteenth series class XIII preferred stock. Consequently, the amount for the fiscal year does not include interim dividends.

16. Accumulated other comprehensive income

Changes in each component of AOCI for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	(in millions of yen)
AOCI, balance at beginning of fiscal year	245,588	777,997	1,117,877
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year	628,636	995,124	1,123,272
Unrealized holding gains (losses) during year	427,913	255,140	763,115
Less: reclassification adjustments for losses (gains) included in net income	(61,425)	(126,992)	(138,780)

Change during year	366,488	128,148	624,335

Balance at end of fiscal year	995,124	1,123,272	1,747,607
Foreign currency translation adjustments:
Balance at beginning of fiscal year	(169,881)	(82,420)	(6,434)
Foreign currency translation adjustments during year	87,460	75,986	134,104
Less: reclassification adjustments for losses (gains) included in net income	1	—	1,509

Change during year	87,461	75,986	135,613

Balance at end of fiscal year	(82,420)	(6,434)	129,179
Pension liability adjustments:
Balance at beginning of fiscal year	(213,167)	(134,707)	1,039
Unrealized gains (losses) during year	67,795	131,360	163,191
Less: reclassification adjustments for losses (gains) included in net income	10,665	4,386	(11)

Change during year	78,460	135,746	163,180

Balance at end of fiscal year	(134,707)	1,039	164,219
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	532,409	339,880	923,128

AOCI, balance at end of fiscal year	777,997	1,117,877	2,041,005

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2015:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	204,512	(65,699)	138,813	(33)	138,780	Investment gains (losses)—net
Foreign currency translation adjustments	(1,509)	—	(1,509)	—	(1,509)	Foreign exchange gains (losses)-net
Pension liability adjustments	43	(16)	27	(16)	11	Salaries and employee benefits

Total	203,046	(65,715)	137,331	(49)	137,282

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented under the heading “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income attributable to noncontrolling interests in the consolidated statements of income, respectively.

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

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The revised guidelines, which became effective in December 2011, include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, the MHFG Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from the Group’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including certain modifications to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% (phased in at 5.5% in 2014) and Common Equity Tier 1 capital ratio of 4.5% (phased in at 4.0% in 2014), on both a consolidated and non-consolidated basis for banks with international operations, such as MHBK and MHTB, or on a consolidated basis for bank holding companies with international operations, such as MHFG.

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

The minimum requirement for Common Equity Tier 1 capital became fully effective to 4.5% of risk-weighted assets in March 2015 from 3.5% in March 2013. Thereafter, a capital conservation buffer, to be met with Common Equity Tier 1 capital, is expected to be phased in beginning March 2016 at 0.625% until becoming

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fully effective in March 2019 at 2.5%, although the capital adequacy guidelines related to the capital conservation buffer have not yet been published by the Financial Services Agency. Thus the Common Equity Tier 1 capital requirement, including capital conservation buffer, is expected to be 7.0% beginning March 2019. In addition, subject to national discretion by the respective regulatory authorities, a countercyclical buffer ranging from 0% to 2.5%, consisting of Common Equity Tier 1 capital or other fully loss absorbing capital, would also be imposed on banking organizations through an extension of the capital conservation buffer when the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk. The countercyclical buffer for internationally active banks will be a weighted average of the buffers deployed across all the jurisdictions to which it has credit exposures. Moreover, capital instruments that will no longer qualify as Additional Tier 1 capital or Tier 2 capital under Basel III are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. The MHFG Group’s existing preferred stock and preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2015 being ¥ 1,458.2 billion) and the Group’s existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2015 being ¥1,108.8 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including the capital conservation buffer). The requirements will be phased in starting in January 2016 with full implementation by January 2019. The Group was included in the list of G-SIBs updated in November 2014 and was allocated to the bucket that would require 1.0% of additional loss absorbency.

Related to regulatory capital requirements, in November 2014, the Financial Stability Board issued for public consultation policy proposals consisting of a set of principles and a detailed term sheet on the adequacy of loss-absorbing and recapitalization capacity of G-SIBs. The proposals will be finalized after consultation and impact assessments to form a new minimum standard for “total loss-absorbing capacity” (TLAC). The final version is scheduled to be delivered to the G20 Leaders’ summit scheduled to be held in November 2015.

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

The capital requirements and regulatory adjustments will be phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2013	March 2014	March 2015	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital (Note)	3.5%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital (Note)	4.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital (Note)	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.0%	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital (Note)	90.0%	80.0%	70.0%	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital (Note)	0.0%	20.0%	40.0%	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Additional loss absorbency requirements for G-SIBs	—	—	—	Additional loss absorption capacity tailored to the impact of the entity’s default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital

Note:	While these measures are included in the revisions to the capital adequacy guidelines that have been applied from March 31, 2013 as published by the Financial Services Agency, capital adequacy guidelines related to other requirements under the Basel III rules, such as the capital conservation buffer, countercyclical buffer and additional loss absorbency requirements for G-SIBs, have not yet been published.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2014 and 2015 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2014				2015
	Amount		Ratio		Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required	2,411		4.00		2,934	4.50
Actual	5,304		8.80	(Note)	6,153	9.43
Tier 1 capital:
Required	3,315	(Note)	5.50		3,912	6.00
Actual	6,845		11.35		7,500	11.50
Total risk-based capital:
Required	4,822	(Note)	8.00		5.215	8.00
Actual	8,656		14.36	(Note)	9,508	14.58
MHBK:
Common Equity Tier 1 capital:
Required	2,113	(Note)	4.00		2,574	4.50
Actual	5,387		10.19	(Note)	5,966	10.42
Tier 1 capital:
Required	2,905	(Note)	5.50		3,432	6.00
Actual	6,525		12.35	(Note)	6,943	12.13
Total risk-based capital:
Required	4,226	(Note)	8.00		4,576	8.00
Actual	8,181	(Note)	15.48	(Note)	8,754	15.30
MHTB:
Common Equity Tier 1 capital:
Required	103		4.00		120	4.50
Actual	379		14.76		444	16.67
Tier 1 capital:
Required	141		5.50		160	6.00
Actual	379		14.76		444	16.68
Total risk-based capital:
Required	205		8.00		213	8.00
Actual	457		17.80		512	19.21
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,072		4.00		2,519	4.50
Actual	5,260		10.15		5,787	10.33
Tier 1 capital:
Required	2,849		5.50		3,359	6.00
Actual	6,370		12.29		6,728	12.01
Total risk-based capital:
Required	4,144		8.00		4,479	8.00
Actual	8,072		15.58		8,598	15.35
MHTB:
Common Equity Tier 1 capital:
Required	101		4.00		117	4.50
Actual	375		14.76		437	16.79
Tier 1 capital:
Required	139		5.50		156	6.00
Actual	375		14.76		437	16.79
Total risk-based capital:
Required	203		8.00		208	8.00
Actual	451		17.79		503	19.33

Note:	Certain amounts and ratios as of March 31, 2014 were restated due to a revision of a risk weighted asset of a certain subsidiary of MHFG. The difference between the amounts restated and the amounts previously reported ranged from ¥1 billion to ¥33 billion. The difference between the ratios restated and the ratios previously reported ranged from 0.01% to 0.12%.

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

Management believes, as of March 31, 2015, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

18. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	875,412	498,484	803,048
Less: Net income attributable to preferred shareholders	8,221	6,745	4,910

Net income attributable to common shareholders	867,191	491,739	798,138

Effect of dilutive securities:
Convertible preferred stock	7,121	6,437	4,910

Net income attributable to common shareholders after assumed conversions	874,312	498,176	803,048

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013	2014	2015
	(thousands of shares)
Shares:
Weighted average common shares outstanding	24,053,282	24,189,670	24,368,116

Effect of dilutive securities:
Convertible preferred stock (Note)	1,291,854	1,164,941	994,745
Stock compensation-type stock options	20,093	16,641	18,186

Weighted average common shares after assumed conversions	25,365,229	25,371,252	25,381,047

	2013	2014	2015
	(in yen)
Amounts per common share:
Basic net income per common share	36.05	20.33	32.75

Diluted net income per common share	34.47	19.64	31.64

Note:	The number of dilutive common shares is based on the applicable conversion prices.

19. Income taxes

Income tax expense

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions of yen)
Current:
Domestic	37,101	92,814	184,180
Foreign	10,754	42,919	71,250

Total current tax expense	47,855	135,733	255,430

Deferred:
Domestic	(40,021)	94,911	187,134
Foreign	(3,810)	(4,536)	(5,144)

Total deferred tax expense	(43,831)	90,375	181,990

Total income tax expense	4,024	226,108	437,420

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2013, 2014 and 2015. The detailed amounts recorded directly in Equity are as follows:

	2013	2014	2015
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	235,274	161,269	403,690
Less: reclassification adjustments	(33,988)	(70,228)	(65,699)

Total	201,286	91,041	337,991

Pension liability adjustments:
Unrealized gains (losses)	34,171	71,646	87,654
Less: reclassification adjustments	5,913	2,442	(16)

Total	40,084	74,088	87,638

Total tax effect before allocation to noncontrolling interests	241,370	165,129	425,629

Reconciliation of Income tax expense

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions of yen, except tax rates)
Income before income tax expense	885,180	726,343	1,267,653
Effective statutory tax rate	38.01%	38.01%	35.64%

Income tax calculated at the statutory tax rate	336,457	276,083	451,792
Income not subject to tax	(18,320)	(22,354)	(20,911)
Expenses not deductible for tax purposes	1,348	1,550	1,532
Tax rate differentials of subsidiaries	(10,535)	(1,611)	(3,517)
Change in valuation allowance (1)	(326,158)	(44,620)	(4,444)
Change in undistributed earnings of subsidiaries	12,233	932	16,084
Change in net operating loss carryforwards resulting from intercompany capital transactions	227	235	(1,290)
Effect of enacted change in tax rates	—	15,786 (2)	(21,714	) (3)
Other	8,772	107	19,888

Income tax expense	4,024	226,108	437,420

Notes:

(1)	In the fiscal year ended March 31, 2015, the MHFG Group partially changed the basis of presentation in respect of change in valuation allowance to represent the amount of change that directly affected Income tax expense. The current period’s presentation of change in valuation allowance excludes the effect of expiration of net operating loss carryforwards for which valuation allowance had been fully recorded against the associated deferred tax assets. Refer to the roll-forward table later in Note 19 for details of expiration of net operating loss carryforwards which affected the gross valuation allowance but not total Income tax expense in prior periods.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	On March 20, 2014, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate in respect of MHFG’s tax returns for the fiscal year ending March 31, 2015 has been reduced to 35.64% from the previous rate of 38.01%. The decrease in the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized in Income tax expense in the fiscal year ended March 31, 2014.
(3)	On March 31, 2015, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate in respect of MHFG’s tax returns for the fiscal year ending March 31, 2016 will be reduced to 33.06% from the previous rate of 35.64%. In addition, the tax rate for the fiscal years ending March 31, 2017 and thereafter will be 32.26%. The decrease in the Group’s balance of net deferred tax liabilities, reflecting such tax rate reductions, was recognized as a reduction to Income tax expense in the fiscal year ended March 31, 2015.

Deferred tax assets and liabilities

The components of net deferred tax assets (liabilities) at March 31, 2014 and 2015 are as follows:

	2014	2015
	(in millions of yen)
Deferred tax assets:
Investments	724,038	575,974
Allowance for loan losses	266,595	225,436
Derivative financial instruments	29,002	8,719
Net operating loss carryforwards (Note)	448,926	392,363
Trading account assets	19,842	—
Other	204,304	197,335

	1,692,707	1,399,827
Valuation allowance	(443,847)	(388,551)

Deferred tax assets, net of valuation allowance	1,248,860	1,011,276

Deferred tax liabilities:
Available-for-sale securities	659,448	909,744
Prepaid pension cost and accrued pension liabilities	132,738	218,124
Trading account assets	—	39,056
Undistributed earnings of subsidiaries	11,972	28,056
Premises and equipment	11,263	2,614
Other	61,500	49,717

Deferred tax liabilities	876,921	1,247,311

Net deferred tax assets (liabilities)	371,939	(236,035)

Note:	The amount includes ¥309,462 million and ¥281,403 million related to MHFG’s carryforwards resulting mainly from intercompany capital transactions as of March 31, 2014 and 2015, respectively. The tax effect of the net operating loss carryforwards is offset by a full valuation allowance because MHFG experienced a significant expiration of net operating loss carryforwards of ¥1,262 billion in March 2013, which is negative evidence outweighing any positive evidence. Furthermore, MHFG is a holding company whose primary sources of future taxable income are management fees from subsidiaries that are not sufficient to realize deferred tax assets related to the net operating loss carryforwards.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table and accompanying footnotes represent a breakdown of deferred tax assets and valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2014 and 2015:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2014
Japan (1)	334	(315)	19
The United States	17	(13)	4
The United Kingdom (2)	95	(95)	—
Others	3	(3)	—

Total	449	(426)	23

2015
Japan (3)	286	(283)	3
The United States	17	(11)	6
The United Kingdom (4)	86	(86)	—
Others	3	(3)	—

Total	392	(383)	9

Notes:

(1)	¥308 billion of the Japan net operating losses of ¥334 billion is related to MHFG, which is offset by a full valuation allowance, and will expire during the fiscal year ending March 31, 2018.
(2)	The United Kingdom net operating losses of ¥95 billion may be carried forward indefinitely.
(3)	¥279 billion of the Japan net operating losses of ¥286 billion is related to MHFG, which is offset by a full valuation allowance, and will expire during the fiscal year ending March 31, 2018.
(4)	The United Kingdom net operating losses of ¥86 billion may be carried forward indefinitely.

Determination of valuation allowance

In accordance with ASC 740, when the MHFG Group determines whether and to what extent a valuation allowance is needed, the Group considers all available evidence, both positive and negative, to estimate future taxable income. In this regard, the Group considers reversals of existing taxable temporary differences, projected future taxable income (exclusive of reversals of existing temporary differences) and qualifying tax-planning strategies to be possible sources of future taxable income. The Group considers the specific pattern and timing of future reversals of existing taxable and deductible temporary differences on available-for-sale securities to constitute a prudent and feasible tax-planning strategy and strong positive evidence. The Group has the ability to control when its available-for-sale securities with unrealized gains and losses are sold in order to accelerate or decelerate taxable or deductible amounts. The Group also has a solid history of effecting such sales as necessary in order to utilize net operating loss carryforwards or otherwise realize deferred tax assets.

Positive evidence includes the Group’s results of operations for the current and preceding years on an overall consolidated basis and most of the principal subsidiaries. In particular, the strong results of operations in recent years of MHFG’s principal banking subsidiaries in Japan represent positive evidence that can be objectively verified.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Negative evidence includes the existence of significant amounts of net operating loss carryforwards or cumulative losses recorded at certain entities, and the expiration of unused net operating loss carryforwards in recent years.

A valuation allowance is recorded against deferred tax assets as of the balance sheet date to the extent the Group estimates it is more likely than not that sufficient future taxable income is not available to realize such deferred tax assets. As the Group does not apply a consolidated taxation system with a few exceptions of non-principal subsidiaries outside Japan, deferred tax assets and liabilities are calculated separately for each legal entity. Therefore, changes in the valuation allowance are primarily due to changes in deductible temporary differences, net operating loss carryforwards and estimated availability of future taxable income sources of each entity.

In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2015, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.

The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the recent three years’ pretax results as of March 31, 2015. As it pertains to each entity with a cumulative loss, a valuation allowance was fully recognized against the deferred tax assets if the Group considered there was no positive evidence that overcame the negative evidence. As of March 31, 2015, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and MHFG’s principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

Change in valuation allowance

The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions of yen)
Balance at beginning of fiscal year	1,952,899	584,665	443,847
Changes that directly affected Income tax expense	(326,158)	(44,620)	(4,444)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	(1,026,439)	(6,313)	—
Others	(15,637)	(89,885)	(50,852)

Total	(1,042,076)	(96,198)	(50,852)

Balance at end of fiscal year	584,665	443,847	388,551

The decrease in the fiscal year ended March 31, 2013 of ¥326,158 million in valuation allowance that directly affected Income tax expense was a result of the assessment of the realizability of deferred tax assets that mainly reflected decreases in deductible temporary differences and significant increases in future taxable income, resulting in fully derecognizing valuation allowances in certain principal banking subsidiaries in Japan. The decreases in deductible temporary differences were primarily related to investments, while the significant increases in future taxable income were due to significant increases in net unrealized gains on available-for-sale securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The decrease in the fiscal year ended March 31, 2014 of ¥44,620 million in valuation allowance that directly affected Income tax expense was a result of an assessment of the realizability of deferred tax assets that mainly reflected decreases in deductible temporary differences and increases in future taxable income, which led to the full de-recognition of valuation allowance in one of MHFG’s principal banking subsidiaries in Japan. The decreases in deductible temporary differences were primarily related to investments, while the increases in future taxable income were due to increases in net unrealized gains on available-for-sale securities. The decrease in others was primarily related to the portion of valuation allowance that the MHFG Group judged to be offset by gross deferred tax assets that related to certain investments. The primary portion of the decrease in others was related to the deferred tax assets against which a full valuation allowance had been recorded, and therefore there was no impact on the deferred tax expense although the valuation allowance decreased due to this offsetting.

The decrease in the fiscal year ended March 31, 2015 of ¥4,444 million in valuation allowance that directly affected Income tax expense was a result of an assessment of the realizability of deferred tax assets that mainly reflected decreases in deductible temporary differences. The decrease in the fiscal year ended March 31, 2015 of ¥50,852 million in others was primarily related to a decrease in the valuation allowance that is fully recognized against MHFG’s net operating loss carryforwards due to tax rate reductions.

Net operating loss carryforwards

At March 31, 2015, the MHFG Group had net operating loss carryforwards totaling ¥1,378 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2016	—
2017	—
2018	865
2019	3
2020	—
2021 and thereafter	510

Total	1,378

Included in net operating loss carryforwards in the above table are MHFG’s carryforwards of ¥872 billion resulting mainly from intercompany capital transactions, ¥865 billion of which is net operating loss carryforwards generated in relation to a previous intragroup reorganization. The tax loss was recorded at MHFG in accordance with Japanese tax law. The net operating loss carryforwards due to this transaction are to expire in March 2018.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in income tax

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013	2014	2015
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	2,160	1,454	1,691

Gross amount of increases (decreases) related to positions taken during prior years	(471)	(6)	(37)
Gross amount of increases related to positions taken during the current year	29	100	346
Amount of decreases related to settlements	(559)	—	(652)
Foreign exchange translation	295	143	284

Total unrecognized tax benefits at end of fiscal year	1,454	1,691	1,632

The total amount of unrecognized tax benefits including ¥563 million, ¥699 million and ¥517 million of interest and penalties was ¥1,454 million, ¥1,691 million and ¥1,632 million at March 31, 2013, 2014 and 2015, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2007, 2002 and 2002, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

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

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥1,968 million, ¥2,487 million and ¥2,444 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2013, 2014 and 2015 included the following components:

	2013	2014	2015
	(in millions of yen)
Service cost-benefits earned during the fiscal year	30,422	33,429	33,578
Interest costs on projected benefit obligation	23,186	20,341	13,060
Expected return on plan assets	(32,237)	(37,047)	(38,087)
Amortization of prior service benefit	(319)	(195)	(195)
Amortization of net actuarial loss (gain)	16,936	7,039	150
Special termination benefits	5,454	5,429	5,504

Net periodic benefit cost	43,442	28,996	14,010

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2014 and 2015 were summarized as follows:

	2014	2015
	(in millions of yen)
Net actuarial gain (loss)	204,506	246,523
Amortization of net actuarial loss (gain)	7,039	150
Amortization of prior service benefit	(195)	(195)

Total recognized in other comprehensive income (loss) before-tax	211,350	246,478

As of March 31, 2015, the amounts in Accumulated other comprehensive income, which will be amortized as prior service benefit and actuarial gain over the next fiscal year, are estimated to be ¥195 million and ¥4,132 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost were as follows:

	2013	2014	2015
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	1.44%	0.96%	0.76%
Rates of increase in future compensation levels	2.31-6.57%	2.00-4.80%	2.00-4.80%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	1.73%	1.44%	0.96%
Rates of increase in future compensation levels	2.33-6.46%	2.31-6.57%	2.00-4.80%
Expected rates of return on plan assets	2.40%	2.42%	2.17%

In estimating the discount rates, the MHFG Group uses interest rates on high-quality fixed-income government and corporate bonds that received a rating of AA(Aa) or higher from rating agencies. The durations of such bonds closely match those of the benefit obligations. During the fiscal year ended March 31, 2014, the Group changed the calculation method of the discount rates and revised the benefit formula for certain major plans to refine the estimate in respect of benefit obligations. As a result of these refinements, total benefit obligations of the Group, at March 31, 2014, decreased by ¥110,744 million. Assumed discount rates are reevaluated at each

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measurement date. The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2014 and 2015 for the plans of MHFG and its subsidiaries:

	2014	2015
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,399,123	1,320,690
Service cost	33,429	33,578
Interest cost	20,341	13,060
Plan participants’ contributions	1,181	1,179
Actuarial loss (gain)	(70,214)	86,780
Foreign exchange translation	4,854	2,444
Benefits paid	(49,905)	(50,266)
Lump-sum payments	(18,119)	(15,006)

Benefit obligation at end of fiscal year	1,320,690	1,392,459

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,527,744	1,706,054
Actual return (negative return) on plan assets	171,970	371,694
Foreign exchange translation	4,128	1,833
Employer contributions	50,936	51,106
Plan participants’ contributions	1,181	1,179
Benefits paid	(49,905)	(50,266)

Fair value of plan assets at end of fiscal year	1,706,054	2,081,600

Funded status	385,364	689,141

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	403,654	712,523
Accrued pension liability	(18,290)	(23,382)

Net amount recognized	385,364	689,141

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefit (cost)	(635)	(830)
Net actuarial gain (loss)	(24,814)	221,859

Net amount recognized	(25,449)	221,029

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,319,771 million and ¥1,390,738 million, respectively, as of March 31, 2014 and 2015. The defined benefit plans generally employ a multi-variable and non-linear formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2014 and 2015:

	2014	2015
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	40,509	51,707
Fair value of plan assets	21,898	28,325
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	39,590	49,986
Fair value of plan assets	21,898	28,325

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets excluding those of the employee retirement benefit trusts at March 31, 2015 was as follows:

Asset category	Asset ratio
Japanese equity securities	5.00%
Japanese debt securities	44.00%
Foreign equity securities	25.00%
Foreign debt securities	10.00%
General account of life insurance companies	14.00%
Other	2.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest rate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2014 and 2015, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 27 “Fair value”.

	2014						2015
	Level 1		Level 2		Level 3	Total	Level 1		Level 2		Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	782		—		—	782	1,085		—		—	1,085
Pooled funds (2)	5		51		—	56	9		65		—	74
Japanese debt securities:
Government bonds	229		—		—	229	240		—		—	240
Pooled funds (2)	—		68		—	68	—		73		—	73
Other	—		24		—	24	—		28		—	28
Foreign equity securities:
Common stocks	96		3		—	99	106		4		—	110
Pooled funds (2)	15		139		—	154	16		146		—	162
Foreign debt securities:
Government bonds	63		6		—	69	66		7		—	73
Pooled funds (2)	—		9		—	9	—		13		—	13
Other	—		15		—	15	—		16		—	16
General account of life insurance companies (3)	—		111		—	111	—		118		—	118
Hedge funds	—		—		2	2	—		—		3	3
Other	91	(4)	(3	) (5)	—	88	84	(4)	3	(5)	—	87

Total assets at fair value	1,281		423		2	1,706	1,606		473		3	2,082

Notes:

(1)	This class represents equity securities held in the employee retirement benefit trusts of ¥782 billion and ¥1,085 billion at March 31, 2014 and 2015, respectively, which are well-diversified across industries.
(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at their net asset values per share and can be redeemed within a short-term period upon request.
(3)	Investments in this class are measured at conversion value.
(4)	Amounts primarily include cash and short-term assets carried at fair value.
(5)	Amounts primarily include foreign exchange contracts carried at fair value.

Amounts of actual returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2014 and 2015 were not significant.

Contributions

The total contribution of approximately ¥49 billion is expected to be paid to the pension plans in the fiscal year ending March 31, 2016, based on the current funded status and expected asset return assumptions.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2016	66,385
2017	68,322
2018	69,839
2019	70,933
2020	71,898
2021-2025	350,312

21. Stock-based compensation

MHFG, MHBK (the former MHBK and the former Mizuho Corporate Bank, Ltd. (“MHCB”) merged on July 1, 2013), MHTB and MHSC have stock options, in the form of stock acquisition rights, for directors (excluding the outside directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”).

In this plan (“MHFG Stock Plan”), 1,000 shares of MHFG common stock shall be issued or transferred upon exercise of each of the stock acquisition rights. The amount to be paid upon exercise shall be 1 yen per share. The contractual term of the stock acquisition rights is 20 years. A holder may exercise the stock acquisition rights only after the date on which such holder loses the status as a Director of MHFG, MHBK, MHTB or MHSC.

The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2015:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	22,543,000	1
Granted during fiscal year	9,602,000	1
Exercised during fiscal year	8,187,000	1

Outstanding at end of fiscal year	23,958,000	1	18.41	5,034

Exercisable at end of fiscal year	—	—	—	—

There were no non-vested stock options remaining as of March 31, 2015.

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

	For the stock acquisition rights granted during the fiscal years ended March 31,
	2014	2015
Risk-free interest rate	0.08%	0.01%
Expected volatility	28.16%	25.91%
Expected remaining term (in years)	2.46	2.46
Expected dividend yield	3.11%	3.42%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2013, 2014 and 2015 was ¥113,250, ¥192,610 and ¥186,990, respectively.

The compensation cost related to this plan recognized in income was ¥1,333 million, ¥1,527 million and ¥1,795 million during the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

22. Derivative financial instruments

The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2014 and 2015. The fair values of derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2014	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	971,939	—	8,064	—	7,895
Foreign exchange contracts	119,864	—	2,354	2	2,349
Equity-related contracts	2,979	1	196	—	178
Credit-related contracts	4,662	—	49	—	34
Other contracts	463	—	23	—	17

Total	1,099,907	1	10,686	2	10,473

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2015	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,115,149	—	9,612	—	9,374
Foreign exchange contracts	142,428	3	3,602	3	3,604
Equity-related contracts	2,767	—	197	22	199
Credit-related contracts	4,967	—	42	—	36
Other contracts	333	—	38	—	33

Total	1,265,644	3	13,491	25	13,246

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥466 billion and ¥433 billion at March 31, 2014, and ¥674 billion and ¥737 billion at March 31, 2015, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hedges

The MHFG Group primarily uses option and forward contracts to modify exposure to changes in the fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value and differences between the spot and the forward prices from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2013, 2014 and 2015:

	Gains (losses) recorded in income
2013	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	44	(81)	—	(37)
Equity-related contracts	352	(394)	—	(42)

Total	396	(475)	—	(79)

	Gains (losses) recorded in income
2014	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	801	(1,112)	—	(311)

Total	801	(1,112)	—	(311)

	Gains (losses) recorded in income
2015	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(29,666)	28,005	—	(1,661)

Total	(29,666)	28,005	—	(1,661)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the change in the fair value of a hedging derivative instrument or nonderivative hedging financial

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2013, 2014 and 2015:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2013		2014		2015
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(65,851)	(2,908)	(102,150)	(7,316)	(53,252)	(2,678)

Total	(65,851)	(2,908)	(102,150)	(7,316)	(53,252)	(2,678)

Note:	Related to the effective portion of net investment hedges, the gains of ¥13,858 million was reclassified from Accumulated other comprehensive income to earnings for the fiscal year ended March 31, 2013. No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the fiscal years ended March 31, 2014 and 2015, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2013, 2014 and 2015:

	Gains (losses) recorded in income
	2013	2014	2015
	(in millions of yen)
Interest rate contracts (1)	219,422	(79,562)	265,324
Foreign exchange contracts	(91,300)	(13,167)	(93,601)
Equity-related contracts (1)	(59,421)	(41,296)	(100,326)
Credit-related contracts (2)	(6,877)	(7,761)	(18,007)
Other contracts	(2,378)	(6,857)	368

Total	59,446	(148,643)	53,758

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)	Amounts include the net loss of ¥6,703 million, ¥8,660 million and ¥2,836 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

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

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2014 and 2015:

	2014		2015
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,723	21	1,619	29
Non-investment grade	479	3	822	5

Total	2,202	24	2,441	34

Credit protection purchased	2,548	(9)	2,626	(28)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2014 and 2015:

	Maximum payout/Notional amount
	2014	2015
	(in billions of yen)
One year or less	325	343
After one year through five years	1,791	2,032
After five years	86	66

Total	2,202	2,441

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in net liability positions on March 31, 2014 and 2015 was ¥687 billion and ¥799 billion, respectively. As the Group has provided ¥614 billion and ¥755 billion as collateral to the counterparties in the normal course of its business on March 31, 2014 and 2015, respectively, if the contingent features described above were triggered on March 31, 2014 and 2015, the amount required to be posted as collateral or settled immediately would be ¥73 billion and ¥44 billion, respectively.

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

Guarantees for the repayment of trust principal

The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to provide compensation for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off impaired loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. The MHFG Group consolidates certain guaranteed principal money trusts. See Note 24 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts. The contract amounts of guarantees for repayment of unconsolidated trust principal are presented in the tables below.

Part of the trust account profits is set aside as a reserve in trust accounts to absorb losses in the trust asset portfolios in accordance with relevant Japanese laws concerning the trust business and/or trust agreements. Statutory reserves for loan trusts and reserves for jointly operated designated money trusts are calculated based on the trust principal or the balance of loans and other assets in the trust accounts. Since the probability of principal indemnification is considered to be remote, the MHFG Group had no related reserve for credit losses recorded in its consolidated financial statements.

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

Carrying amount

The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2014 and 2015 was ¥422 billion and ¥493 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥404 billion and ¥472 billion at March 31, 2014 and 2015, respectively.

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2014 and 2015. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

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

2014	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	1,985	1,125	708	152
Guarantees on loans	399	173	21	205
Guarantees on securities	170	42	128	—
Other guarantees	1,249	991	220	38
Guarantees for the repayment of trust principal	158	—	125	33
Liabilities of trust accounts	11,158	10,962	78	118
Derivative financial instruments	21,422	8,643	11,391	1,388

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2015	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,226	1,147	815	264
Guarantees on loans	325	103	47	175
Guarantees on securities	184	149	35	—
Other guarantees	1,556	1,112	360	84
Guarantees for the repayment of trust principal	140	—	110	30
Liabilities of trust accounts	14,936	14,756	51	129
Derivative financial instruments	22,216	11,163	9,754	1,299

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2014 and 2015:

	2014	2015
	(in billions of yen)
Investment grade	2,673	3,267
Non-investment grade	1,130	1,024

Total	3,803	4,291

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

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

Commitments to invest in securities

Commitments to invest in securities include legally binding contracts to make additional contributions to investment funds, such as private equity funds in accordance with the terms of investment agreements.

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2014 and 2015:

	2014	2015
	(in billions of yen)
Commitments to extend credit (Note)	59,402	71,750
Commercial letters of credit	611	584

Total	60,013	72,334

Note: Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

The amounts of allowance for losses on off-balance-sheet instruments at March 31, 2014 and 2015 were ¥121 billion and ¥118 billion, respectively.

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. The lease periods for these leases range from less than 1 year to around 30 years. These leases include cancellation clauses with penalties of a maximum of approximately 5 years-worth of rentals and/or periodic adjustment clauses of rentals. Future minimum lease payments for capitalized leases and future minimum rental payments for operating leases at March 31, 2015 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2016	7,601	48,614
2017	6,786	44,069
2018	6,089	39,267
2019	5,339	33,699
2020	3,346	30,706
2021 and thereafter	1,060	54,040

Total minimum lease/rental payments	30,221	250,395

Amount representing interest	1,092

Present value of minimum lease payments	29,129

Total rental expense for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥98,459 million, ¥95,941 million and ¥109,390 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years for total rental payments for these periods of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009, 2011, 2012 and 2014, and the total rental payments for these periods increased to ¥282,832 million, as a consequence. The MHFG Group accounted for the transactions as operating leases. The future minimum rental payments under the terms of the related lease agreements were ¥15,907 million, ¥69,556 million and ¥58,336 million at March 31, 2013, 2014 and 2015, respectively.

During the fiscal year ended March 31, 2014, MHFG began to lease its head office from a third party and accounted for the lease arrangement as operating lease.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as the collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings on the collateral and the subsidiary has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute because the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

24. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2014 and 2015:

	Consolidated VIEs	Significant unconsolidated VIEs
2014	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,403	—	—
Asset-backed securitizations	423	385	39
Investments in securitization products	181	531	200
Investment funds	1,508	2,935	387
Trust arrangements and other	38	—	—

Total	4,553	3,851	626

	Consolidated VIEs	Significant unconsolidated VIEs
2015	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,610	—	—
Asset-backed securitizations	427	291	19
Investments in securitization products	338	445	154
Investment funds	2,483	2,094	301
Trust arrangements and other	27	—	—

Total	5,885	2,830	474

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2014 and 2015:

Assets on balance sheets related to unconsolidated VIEs:	2014	2015
	(in billions of yen)
Trading account assets	29	60
Investments	222	187
Loans	316	217

Total	567	464

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2014	2015
	(in billions of yen)
Payables under securities lending transactions	4	19

Total	4	19

Maximum exposure to loss (Note)	626	474

Note:	This represents the amount the Group could be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

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

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.

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

The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.

Investment funds

The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group that have attributes of an investment company (or similar entity) qualify for the deferral from certain requirements of ASC 810 that originated from Statement of Financial Accounting Standards (“SFAS”) No.167 “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). Therefore, for these vehicles, the Group determines whether it is the primary beneficiary by evaluating whether it absorbs the majority of expected losses, receives the majority of expected residual returns, or both.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests (Refer to Note 10 “Due to trust accounts”). See Note 23 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2014 and 2015.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has determined that, in certain trust arrangements that have attributes of an investment company (or similar entity), certain requirements of ASC 810 that originated from SFAS No.167 are deferred. Therefore, for these trust arrangements, the Group determines whether it is the primary beneficiary by evaluating whether it absorbs the majority of expected losses, receives the majority of expected residual returns, or both.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that, in this type of VIEs, it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

Securitization

The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other type of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when the accounting criteria for a sale under ASC 860 are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. Otherwise, the transfer is accounted for as a secured borrowing.

For the fiscal years ended March 31, 2013, 2014 and 2015, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2014 and 2015.

There are certain transactions where transfers of financial assets do not qualify for aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥181 billion and ¥79 billion as of March 31, 2014, and ¥220 billion and ¥83 billion as of March 31, 2015, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

25. Fee and commission income

Details of Fee and commission income for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	(in millions of yen)
Securities-related business	132,787	170,311	172,234
Deposits and lending business	113,989	114,073	131,491
Remittance business	104,574	108,534	110,181
Trust fees	45,621	48,914	49,827
Fees for other customer services	215,837	233,931	251,924

Total	612,808	675,763	715,657

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities-related business fees consist of broker’s fees and markups on securities underwriting and other securities related activities. Remittance business fees consist of service charges for funds transfer and collections. Trust fees are earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, and other. Fees for other customer services include fees related to the MHFG Group’s agency business, guarantee related business, and other.

26. Trading account gains and losses

The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option has been elected in accordance with ASC 825, “Financial Instruments” (“ASC 825”). Net trading gains (losses) for the fiscal years ended March 31, 2013, 2014 and 2015 are comprised of the following:

	2013	2014	2015
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	468,029	80,606	635,027
Derivative contracts:
Interest rate contracts (1)	219,385	(79,562)	265,324
Foreign exchange contracts	(91,300)	(13,167)	(93,601)
Equity-related contracts (1)	(59,462)	(41,607)	(101,988)
Credit-related contracts (2)	(174)	899	(15,171)
Other contracts	(2,378)	(6,856)	368

Total	534,100	(59,687)	689,959
Foreign exchange gains (losses)—net (3)	20,514	25,631	(34,520)

Net trading gains (losses)	554,614	(34,056)	655,439

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is included in the above table.
(2)	Amounts do not include the net loss of ¥6,703 million, ¥8,660 million and ¥2,836 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2013, 2014 and 2015, respectively. The net loss is recorded in Other noninterest expenses.
(3)	Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments, such as translation gains and losses related to foreign currency-denominated available-for-sale securities for which the fair value option has been elected in accordance with ASC 825.

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

Valuation process

The MHFG Group has established clear valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established well-documented procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or accounting, depending on the nature and characteristics of the change.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2015, there were no significant changes made to the Group’s valuation techniques and related inputs.

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

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Exchange-Traded Funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. In contrast, private equity funds and real estate funds measured at the NAV per share are generally classified in Level 3, since the Group does not have the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Other investments, except for investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values are determined by incorporating the fair values of embedded derivatives that are primarily derived by using the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model used in determining the fair value of the embedded derivatives.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2014 and 2015, including those for which the MHFG Group has elected the fair value option, are summarized below:

2014	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	3,360	50	—	3,410
Japanese local government bonds	—	74	—	74
U.S. Treasury bonds and federal agency securities	3,541	486	—	4,027
Other foreign government bonds	2,567	274	—	2,841
Agency mortgage-backed securities	1,390	364	—	1,754
Residential mortgage-backed securities	—	—	78	78
Commercial mortgage-backed securities	—	2	91	93
Certificates of deposit and commercial paper	—	969	—	969
Corporate bonds and other	38	1,671	413	2,122
Equity securities	714	579	60	1,353
Derivatives:
Interest rate contracts	43	7,997	24	8,064
Foreign exchange contracts	6	2,331	17	2,354
Equity-related contracts	60	124	13	197
Credit-related contracts	—	28	21	49
Other contracts	1	18	4	23
Available-for-sale securities:
Japanese government bonds	20,912	1,144	—	22,056
Japanese local government bonds	—	245	—	245
U.S. Treasury bonds and federal agency securities	154	—	—	154
Other foreign government bonds	280	441	—	721
Agency mortgage-backed securities	105	856	—	961
Residential mortgage-backed securities	—	112	220	332
Commercial mortgage-backed securities	—	—	161	161
Japanese corporate bonds and other debt securities	—	1,858	170	2,028
Foreign corporate bonds and other debt securities	1	427	141	569
Equity securities (marketable)	3,348	74	—	3,422
Other investments	2	—	69	71

Total assets measured at fair value on a recurring basis (2)	36,522	20,124	1,482	58,128

Liabilities:
Trading securities sold, not yet purchased	3,862	488	—	4,350
Derivatives:
Interest rate contracts	42	7,846	7	7,895
Foreign exchange contracts	5	2,340	6	2,351
Equity-related contracts	58	108	12	178
Credit-related contracts	—	30	4	34
Other contracts	1	12	4	17
Long-term debt (3)	—	157	501	658

Total liabilities measured at fair value on a recurring basis	3,968	10,981	534	15,483

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2015	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,680	32	—	1,712
Japanese local government bonds	—	72	—	72
U.S. Treasury bonds and federal agency securities	4,759	134	—	4,893
Other foreign government bonds	2,093	344	—	2,437
Agency mortgage-backed securities	1,132	376	—	1,508
Residential mortgage-backed securities	—	—	29	29
Commercial mortgage-backed securities	—	2	4	6
Certificates of deposit and commercial paper	—	813	—	813
Corporate bonds and other	42	1,802	639	2,483
Equity securities	1,045	864	60	1,969
Derivatives:
Interest rate contracts	71	9,516	25	9,612
Foreign exchange contracts	17	3,577	11	3,605
Equity-related contracts	58	134	5	197
Credit-related contracts	—	41	1	42
Other contracts	1	22	15	38
Available-for-sale securities:
Japanese government bonds	16,672	742	—	17,414
Japanese local government bonds	—	239	—	239
U.S. Treasury bonds and federal agency securities	117	—	—	117
Other foreign government bonds	415	551	—	966
Agency mortgage-backed securities	87	735	—	822
Residential mortgage-backed securities	—	97	166	263
Commercial mortgage-backed securities	—	—	169	169
Japanese corporate bonds and other debt securities	—	1,787	155	1,942
Foreign corporate bonds and other debt securities	—	657	85	742
Equity securities (marketable)	4,362	35	—	4,397
Other investments	—	—	53	53

Total assets measured at fair value on a recurring basis (2)	32,551	22,572	1,417	56,540

Liabilities:
Trading securities sold, not yet purchased	2,856	345	—	3,201
Derivatives:
Interest rate contracts	74	9,293	7	9,374
Foreign exchange contracts	14	3,590	3	3,607
Equity-related contracts	73	129	19	221
Credit-related contracts	—	34	2	36
Other contracts	1	17	15	33
Long-term debt (3)	—	153	587	740

Total liabilities measured at fair value on a recurring basis	3,018	13,561	633	17,212

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	Amounts included the investments measured at the NAV per share at March 31, 2014 and 2015, of ¥649 billion and ¥878 billion, respectively, of which ¥612 billion and ¥842 billion, respectively, were classified in Level 2, and ¥37 billion and ¥36 billion, respectively, were classified in Level 3. The amounts of unfunded commitments related to these investments at March 31, 2014 and 2015 were ¥23 billion and ¥25 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2014 and 2015:

2014	April 1, 2013	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2014	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	100	10	(2)	—		—	—	—	(4)	—	(28)	78	7
Commercial mortgage-backed securities	91	5	(2)	—		—	—	—	—	—	(5)	91	4
Corporate bonds and other	417	55	(2)	—		4	(12)	503	(442)	—	(112)	413	35
Equity securities	71	6	(2)	—		—	—	8	(24)	—	(1)	60	—
Derivatives, net (1):
Interest rate contracts	11	6	(2)	—		(1)	—	—	—	—	1	17	11
Foreign exchange contracts	17	(3	)(2)	—		—	—	—	—	—	(3)	11	5
Equity-related contracts	7	(6	)(2)	—		—	—	—	—	—	—	1	(7)
Credit-related contracts	20	(6	)(2)	—		—	1	—	—	—	2	17	(6)
Other contracts	1	—	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage-backed securities	292	(1	)(3)	5	(4)	—	—	5	(9)	—	(72)	220	—
Commercial mortgage-backed securities	250	5	(3)	(2	)(4)	—	—	36	(18)	—	(110)	161	(1)
Japanese corporate bonds and other debt securities	215	—	(3)	—	(4)	—	(30)	60	(1)	—	(74)	170	—
Foreign corporate bonds and other debt securities	202	8	(3)	(1	)(4)	7	—	—	—	—	(75)	141	—
Other investments	75	(2	)(3)	—		—	(2)	7	(2)	—	(7)	69	(2)

Liabilities:
Long-term debt	381	4	(5)	—		1	(1)	—	—	197	(73)	501	5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2015	April 1, 2014	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2015	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	78	—	(2)	—		—	—	—	(33)	—	(16)	29	—
Commercial mortgage-backed securities	91	—	(2)	—		—	—	2	(76)	—	(13)	4	—
Corporate bonds and other	413	62	(2)	—		4	(24)	561	(262)	—	(115)	639	47
Equity securities	60	13	(2)	—		—	—	6	(18)	—	(1)	60	3
Derivatives, net (1):
Interest rate contracts	17	(6	)(2)	—		—	1	—	—	—	6	18	(1)
Foreign exchange contracts	11	(3	)(2)	—		—	—	—	—	—	—	8	(2)
Equity-related contracts	1	(12	)(2)	—		—	—	—	—	—	(3)	(14)	(12)
Credit-related contracts	17	(19	)(2)	—		—	—	—	—	—	1	(1)	—
Available-for-sale securities:
Residential mortgage-backed securities	220	10	(3)	(10	)(4)	—	—	16	(21)	—	(49)	166	—
Commercial mortgage-backed securities	161	4	(3)	(2	)(4)	—	—	77	(26)	—	(45)	169	—
Japanese corporate bonds and other debt securities	170	(1	)(3)	1	(4)	—	—	39	(8)	—	(46)	155	—
Foreign corporate bonds and other debt securities	141	6	(3)	(1	)(4)	—	—	—	(2)	—	(59)	85	—
Other investments	69	12	(3)	—		—	—	2	(18)	—	(12)	53	8

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	3	(3)	—	—	—	—
Long-term debt	501	(5	)(5)	—		3	(2)	—	—	313	(233)	587	(4)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2014 and 2015.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During the fiscal year ended March 31, 2015, the transfers into Level 3 included ¥4 billion of Trading securities and ¥3 billion of Long-term debt. Transfers into Level 3 for Trading securities were primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the fiscal year ended March 31, 2015, the transfers out of Level 3 included ¥24 billion of Trading securities, ¥1 billion of net Derivative liabilities and ¥2 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds and other. Transfers out of Level 3 for net Derivative liabilities were primarily due to increased price observability for certain interest rate derivatives. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2014 and 2015:

2014

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (6)
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	298	Discounted cash flow	Prepayment rate	1%–24%	7%
		Price-based	Default rate	0%–4%	0%
			Recovery rate	70%–100%	96%
			Discount margin	8bps–2,002bps	92bps

Commercial mortgage-backed securities	252	Discounted cash flow	Discount margin	17bps–3,441bps	191bps
		Price-based

Corporate bonds and other debt securities	724	Discounted cash flow	Prepayment rate (1)	0%–42%	36%
		Price-based	Default rate (1)	0%–9%	1%
			Recovery rate (1)	15%–75%	70%
			Discount margin (1)	12bps–1,725bps	100bps
			Discount margin (2)	-122bps–1,303bps	81bps

Derivatives, net:
Interest rate contracts	17	Internal valuation model (3)	IR – IR correlation	23%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	11	Internal valuation model (3)	FX – IR correlation	28%–52%
			FX – FX correlation	55%–55%
			FX volatility	14%–25%
			Default rate (4)	0%–63%

Equity-related contracts	1	Internal valuation model (3)	Equity – IR correlation	0%–60%
			Equity – FX correlation	0%–70%
			Equity volatility	18%–35%

Credit-related contracts (5)	17	Internal valuation model (3)	Default rate	0%–47%
			Credit correlation	1%–100%

Long-term debt	501	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	28%–52%
			FX – FX correlation	55%–55%
			Equity – IR correlation	0%–60%
			Equity – FX correlation	0%–70%
			Equity volatility	13%–37%
			Default rate	0%–5%
			Credit correlation	19%–100%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2015

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (6)
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	195	Discounted cash flow	Prepayment rate	2%–18%	7%
		Price-based	Default rate	0%–1%	0%
			Recovery rate	100%–100%	100%
			Discount margin	11bps–490bps	63bps

Commercial mortgage-backed securities	173	Discounted cash flow	Discount margin	10bps–2,922bps	95bps
		Price-based

Corporate bonds and other debt securities	879	Discounted cash flow	Prepayment rate (1)	0%–25%	21%
		Price-based	Default rate (1)	0%–5%	2%
			Recovery rate (1)	60%–71%	69%
			Discount margin (1)	9bps–1,220bps	112bps
			Discount margin (2)	-96bps–4,342bps	106bps

Derivatives, net:
Interest rate contracts	18	Internal valuation model (3)	IR – IR correlation	20%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	8	Internal valuation model (3)	FX – IR correlation	9%–52%
			FX – FX correlation	52%–52%
			FX volatility	11%–23%
			Default rate (4)	0%–63%

Equity-related contracts	(14)	Internal valuation model (3)	Equity – IR correlation	50%–50%
			Equity – FX correlation	55%–55%
			Equity volatility	17%–33%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate	0%–50%
			Credit correlation	11%–100%

Long-term debt	587	Internal valuation model (3)	IR – IR correlation	20%–100%
			FX – IR correlation	9%–52%
			FX – FX correlation	52%–52%
			Equity – IR correlation	50%–50%
			Equity – FX correlation	55%–55%
			Equity volatility	16%–34%
			Default rate	0%–15%
			Credit correlation	16%–100%

Notes:

(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	The majority of the fair value of credit derivatives in Level 3 relates to credit derivatives economically hedging the credit risk in certain securitization products. The unobservable inputs of these credit derivatives have already been included in the unobservable inputs related to Trading securities and Available-for-sale securities disclosed above.
(6)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

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

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2014 and 2015:

2014	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	208
Loans held-for-sale	33	—	—	33	34
Other investments	5	—	—	5	6
Premises and equipment—net	1	—	—	1	2
Goodwill	—	—	—	—	4

Total assets at fair value on a nonrecurring basis	163	—	—	163	254

2015	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	111	—	—	111	193
Loans held-for-sale	—	—	—	—	39
Other investments	10	9	—	1	16
Premises and equipment—net	1	—	—	1	8

Total assets at fair value on a nonrecurring basis	122	9	—	113	256

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

Goodwill in the table above is entirely related to PT. Mizuho Balimor Finance reporting unit. Due to the decline in the fair value of the reporting unit, the carrying amount of the goodwill was reduced to its fair value and an impairment loss was recognized. As the determination of the fair value of the goodwill required significant management judgment and estimation, it is classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option in accordance with ASC 825, the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in AOCI, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for these securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, these structured notes continue to be reported in Long-term debt and interest on these structured notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥14 billion and ¥6 billion at March 31, 2014 and 2015, respectively. The net unrealized gains (losses) resulting from changes in fair values of these structured notes of ¥4 billion and ¥(8) billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the fiscal years ended March 31, 2014 and 2015, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this section. The fair value of other equity interests, which primarily comprises non-marketable equity securities, is not readily determinable, nor practicable to estimate, due to lack of available information. Their carrying amounts of ¥526 billion and ¥450 billion at March 31, 2014 and 2015, respectively, were not included in the disclosure.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2014 and 2015.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2014 and 2015, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”) :

	2014
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	34,563	34,563	1,437	33,126	—
Investments	4,040	4,058	4,058	—	—
Loans, net of allowance for loan losses (Note)	72,801	73,975	—	—	73,975

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	44,124	44,124	13,543	30,581	—
Interest-bearing deposits	88,744	88,705	37,394	51,311	—
Due to trust accounts	742	742	—	742	—
Other short-term borrowings	6,024	6,024	—	6,024	—
Long-term debt	9,176	9,441	—	8,600	841

	2015
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	42,467	42,467	1,152	41,315	—
Investments	5,647	5,678	5,678	—	—
Loans, net of allowance for loan losses (Note)	77,458	78,603	—	—	78,603

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	42,100	42,100	14,481	27,619	—
Interest-bearing deposits	99,272	99,239	41,334	57,905	—
Due to trust accounts	1,241	1,241	—	1,241	—
Other short-term borrowings	1,583	1,583	—	1,583	—
Long-term debt	13,819	14,030	—	13,271	759

Note: Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. Offsetting of financial assets and financial liabilities

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2014 and 2015. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
2014
Assets (1):
Derivatives	9,880	—	9,880	(8,702)	(406)	772
Receivables under resale agreements	8,236	—	8,236	(8,200)	—	36
Receivables under securities borrowing transactions	4,990	—	4,990	(4,978)	—	12

Total	23,106	—	23,106	(21,880)	(406)	820

Liabilities (1):
Derivatives	9,648	—	9,648	(8,621)	(431)	596
Payables under repurchase agreements	16,690	—	16,690	(16,667)	—	23
Payables under securities lending transactions	6,085	—	6,085	(6,082)	—	3

Total	32,423	—	32,423	(31,370)	(431)	622

2015
Assets (1):
Derivatives	12,679	—	12,679	(10,845)	(662)	1,172
Receivables under resale agreements	8,506	—	8,506	(8,462)	—	44
Receivables under securities borrowing transactions	4,007	—	4,007	(3,996)	—	11

Total	25,192	—	25,192	(23,303)	(662)	1,227

Liabilities (1):
Derivatives	12,306	—	12,306	(10,706)	(561)	1,039
Payables under repurchase agreements	19,494	—	19,494	(19,378)	—	116
Payables under securities lending transactions	2,246	—	2,246	(2,242)	—	4

Total	34,046	—	34,046	(32,326)	(561)	1,159

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2014 and 2015, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2014 and 2015, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2013, 2014 and 2015. The outstanding amounts of these transactions, which were made in the ordinary course of business with substantially the same terms as those for comparable transactions with unrelated parties, were not considered significant.

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

30. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information set forth below is derived from the internal management reporting systems used by the management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of segments’ net business profits with Income before income tax expense under U.S. GAAP.

The MHFG Group engages in banking, trust banking, securities, and other businesses through its subsidiaries and affiliates. As these subsidiaries and affiliates operate in different industries and regulatory environments, MHFG discloses business segment information based on the relevant principal consolidated subsidiaries such as MHBK (the former MHBK and the former MHCB), MHTB, and MHSC for investors to measure the present and future cash flows properly.

The operating segments of MHBK are aggregated based on the type of customer characteristics, and are aggregated into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHBK

Personal Banking

This segment provides financial products and services, such as housing loans, deposits, investment trusts, and individual insurance to individual customers through MHBK’s nationwide branches and ATM network as well as telephone and internet banking services. In addition, this segment handles trust products as an agent of MHTB.

Retail Banking

This segment provides financial products and services, such as comprehensive consulting services of business succession and asset inheritance and asset management for business owners and high-net-worth customers. This segment also provides overall banking services for SMEs.

Corporate Banking (Large Corporations)

This segment provides a full range of financial solutions on a global basis to large Japanese corporations and their affiliates by integrating the Group’s specialty functions including banking, trust, and securities, based on solid relationships with MHBK’s domestic customers, and by utilizing its global industry knowledge.

Corporate Banking

This segment provides, to larger SMEs, financial products and services including a range of solution businesses in accordance with the growth strategy of MHBK’s corporate customers. This segment provides solutions to customers’ financial needs such as stable fund-raising, mergers and acquisitions, management buy-out, business succession, entry to new business, and business restructuring for customers in mature or transition stages.

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

Others

This segment consists of MHFG, its subsidiaries other than MHBK, MHTB, and MHSC, and its equity-method affiliates. They provide a wide range of customers with their various products and services such as those related to trust and custody, asset management, and private banking through companies such as TCSB, Mizuho Asset Management Co., Ltd., DIAM Co., Ltd. (an equity-method affiliate), and Mizuho Private Wealth Management Co., Ltd. This segment also provides non-banking services, including research and consulting services through Mizuho Research Institute Ltd. and information technology-related services through Mizuho Information & Research Institute, Inc.

The information below for reportable segments is derived from the internal management reporting systems. The management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segments’ assets. Accordingly, information on segments’ assets is not available.

	The former MHBK (Consolidated)
		The former MHBK (Non-consolidated)							Others
2013 (1)(2)(4)	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Trading and others (f)	(g)
	(in billions of yen)
Gross profits:
Net interest income (expense)	550.6	513.8	219.2	83.3	14.9	106.1	19.9	70.4	36.8
Net noninterest income	360.3	313.7	33.9	42.3	19.3	70.7	11.0	136.5	46.6

Total	910.9	827.5	253.1	125.6	34.2	176.8	30.9	206.9	83.4
General and administrative expenses	568.2	524.4	218.6	113.7	11.6	73.2	14.3	93.0	43.8
Others	(7.4)	—	—	—	—	—	—	—	(7.4)

Net business profits (losses)	335.3	303.1	34.5	11.9	22.6	103.6	16.6	113.9	32.2

2013 (1)(2)(4)	The former MHCB (Consolidated)									MHTB (Consolidated)	Others	MHFG (Consolidated)
		The former MHCB (Non-consolidated)						MHSC (Consolidated)	Others
	Total	Total	Corporate Banking (Large Corporations) (h)	Corporate Banking (i)	Financial Institution & Public Sector Business (j)	Inter- national Banking (k)	Trading and others (l)	(m)	(n)	(o)	(p)	Total
(in billions of yen)
Gross profits:
Net interest income (expense)	486.1	401.7	140.9	0.5	16.3	108.2	135.8	(1.8)	86.2	39.5	(0.3)	1,075.9
Net noninterest income	572.8	333.4	103.3	0.2	13.2	104.7	112.0	229.0	10.4	105.0	57.7	1,095.8

Total	1,058.9	735.1	244.2	0.7	29.5	212.9	247.8	227.2	96.6	144.5	57.4	2,171.7
General and administrative expenses	471.9	241.1	76.8	1.3	12.2	66.6	84.2	197.1	33.7	90.1	40.8	1,171.0
Others	(50.0)	—	—	—	—	—	—	—	(50.0)	(3.5)	(27.6)	(88.5)

Net business profits (losses)	537.0	494.0	167.4	(0.6)	17.3	146.3	163.6	30.1	12.9	50.9	(11.0)	912.2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2014 (1)(2)(3)(4)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
(in billions of yen)
Gross profits:
Net interest income	933.8	800.1	164.6	60.4	170.7	77.3	30.7	128.9	167.5	133.7	40.2	2.9	131.4	1,108.3
Net noninterest income (expenses)	407.4	398.2	31.6	38.0	135.4	55.8	21.7	139.8	(24.1)	9.2	108.1	283.9	127.6	927.0

Total	1,341.2	1,198.3	196.2	98.4	306.1	133.1	52.4	268.7	143.4	142.9	148.3	286.8	259.0	2,035.3
General and administrative expenses	711.3	659.0	171.3	87.8	83.8	58.8	25.1	82.5	149.7	52.3	90.9	246.2	180.9	1,229.3
Others	(56.1)	—	—	—	—	—	—	—	—	(56.1)	(2.9)	—	(2.7)	(61.7)

Net business profits (losses)	573.8	539.3	24.9	10.6	222.3	74.3	27.3	186.2	(6.3)	34.5	54.5	40.6	75.4	744.3

2015 (1)(2)(4)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
(in billions of yen)
Gross profits:
Net interest income	1,087.3	934.9	217.5	78.4	179.4	100.5	33.5	141.9	183.7	152.4	39.4	1.8	0.9	1,129.4
Net noninterest income	598.4	560.6	49.8	53.3	127.8	79.4	27.3	170.1	52.9	37.8	122.6	335.8	61.5	1,118.3

Total	1,685.7	1,495.5	267.3	131.7	307.2	179.9	60.8	312.0	236.6	190.2	162.0	337.6	62.4	2,247.7
General and administrative expenses	904.7	833.7	233.5	118.4	94.4	76.5	30.3	92.6	188.0	71.0	94.5	268.0	54.0	1,321.2
Others	(43.2)	—	—	—	—	—	—	—	—	(43.2)	(3.7)	—	(2.7)	(49.6)

Net business profits	737.8	661.8	33.8	13.3	212.8	103.4	30.5	219.4	48.6	76.0	63.8	69.6	5.7	876.9

Notes:

(1)	As for the fiscal year ended March 31, 2013, “Others (g)”, “Others (n)” and “Others (p)” include the elimination of transactions between consolidated subsidiaries. As for the fiscal years ended March 31, 2014 and 2015, “Others (h)” and “Others (k)” include the elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2013, the MHFG Group moved to a new group operational structure and realigned the reportable segments to reflect the new organizational structure. Beginning on April 1, 2014, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of MHBK. Figures for the fiscal year ended March 31, 2014 have been reclassified under the new allocation methods. The effect of the change of allocation methods is not significant.
(3)	As for the fiscal year ended March 31, 2014, “MHBK (Non-consolidated)” represents the sum of the performance of the former MHCB for the first quarter and the new MHBK for the second, third and fourth quarters, while “Others (h)” includes the performance of the former MHBK for the first quarter, in light of the merger of the former MHBK and the former MHCB conducted in July 2013.
(4)	Beginning on April 1, 2013, MHSC was turned into a directly-held subsidiary of MHFG. As for the fiscal year ended March 31, 2013, “MHSC (Consolidated) (m)” represents the performance of the former MHSC for the first three quarters and the new MHSC for the fourth quarter, while “Others (g)” includes the performance of the former Mizuho Investors Securities Co., Ltd. (“MHIS”) for the first three quarters. As for the fiscal years ended March 31, 2014 and 2015, “MHSC (Consolidated) (j)” represents the performance of the new MHSC, in light of the merger of the former MHSC and the former MHIS conducted in January 2013.

Aggregation of MHBK and MHCB

2013 (1)(2)	MHBK and MHCB
	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)
	(in billions of yen)
Gross profits:
Net interest income	915.5	219.2	83.3	155.8	106.6	36.2	108.2	206.2
Net noninterest income	647.1	33.9	42.3	122.6	70.9	24.2	104.7	248.5

Total	1,562.6	253.1	125.6	278.4	177.5	60.4	212.9	454.7
General and administrative expenses	765.5	218.6	113.7	88.4	74.5	26.5	66.6	177.2
Others	—	—	—	—	—	—	—	—

Net business profits	797.1	34.5	11.9	190.0	103.0	33.9	146.3	277.5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2014 (1)(2)	MHBK and MHCB
	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)
	(in billions of yen)
Gross profits:
Net interest income	923.8	218.0	80.7	173.3	102.5	35.5	128.9	184.9
Net noninterest income (expenses)	460.3	39.8	49.8	140.4	70.1	24.1	139.8	(3.7)

Total	1,384.1	257.8	130.5	313.7	172.6	59.6	268.7	181.2
General and administrative expenses	791.1	226.4	116.7	87.2	77.7	29.0	82.5	171.6
Others	—	—	—	—	—	—	—	—

Net business profits	593.0	31.4	13.8	226.5	94.9	30.6	186.2	9.6

Note:

(1)	The former MHBK and the former MHCB merged on July 1, 2013. Figures for the fiscal year ended March 31, 2013 represent the simple aggregation of the performance of the former MHBK and the former MHCB, and figures for the fiscal year ended March 31, 2014 represent the simple aggregation of the performance of the former MHBK and the former MHCB for the first quarter and the new MHBK for the second, third and fourth quarters.
(2)	Beginning on April 1, 2013, the MHFG Group moved to a new group operational structure and realigned the reportable segments to reflect the new organizational structure. Beginning on April 1, 2014, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of MHBK. Figures for the fiscal year ended March 31, 2014 have been reclassified under the new allocation methods.

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of total net business profits under the internal management reporting systems for the fiscal years ended March 31, 2013, 2014 and 2015 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	2013	2014	2015
	(in billions of yen)
Net business profits	912.2	744.3	876.9

U.S. GAAP adjustments	129.2	(325.4)	230.8
(Provision) credit for loan losses	(139.9)	126.2	60.2
Net gains (losses) related to equity investments	28.2	178.7	160.1
Non-recurring personnel expense	(23.5)	(14.8)	(8.0)
Gains on disposal of premises and equipment	12.4	10.5	2.8
(Provision) credit for losses on off-balance-sheet instruments	(4.6)	(12.1)	2.8
Others—net	(28.8)	18.9	(57.9)

Income before income tax expense	885.2	726.3	1,267.7

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2013:
Total revenue (1)	2,190.7	295.9	87.8	125.8	162.6	2,862.8
Total expenses (2)	1,668.9	132.7	7.8	48.4	119.8	1,977.6

Income before income tax expense	521.8	163.2	80.0	77.4	42.8	885.2

Net income	524.7	171.5	80.8	75.0	29.2	881.2

Total assets at end of fiscal year	126,768.8	28,040.8	3,128.0	10,591.2	10,218.2	178,747.0

Fiscal year ended March 31, 2014:
Total revenue (1)	1,783.9	273.8	76.1	152.9	218.9	2,505.6
Total expenses (2)	1,397.3	129.1	15.5	96.3	141.1	1,779.3

Income before income tax expense	386.6	144.7	60.6	56.6	77.8	726.3

Net income	198.9	129.9	59.8	54.0	57.6	500.2

Total assets at end of fiscal year	124,557.7	24,014.8	3,513.0	10,784.5	12,829.3	175,699.3

Fiscal year ended March 31, 2015:
Total revenue (1)	2,396.9	324.1	102.4	211.8	223.7	3,258.9
Total expenses (2)	1,459.9	210.8	24.3	133.8	162.4	1,991.2

Income before income tax expense	937.0	113.3	78.1	78.0	61.3	1,267.7

Net income	565.6	79.7	76.2	74.3	34.4	830.2

Total assets at end of fiscal year	127,473.5	31,074.9	4,871.0	10,880.6	15,819.7	190,119.7

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2014	2015
	(in millions of yen)
Assets:
Cash and due from banks	167	223
Interest-bearing deposits in other banks	17,103	12,506
Investments in subsidiaries and affiliated companies	7,501,486	8,857,561
Other	210,622	566,947

Total	7,729,378	9,437,237

Liabilities and shareholders’ equity:
Short-term borrowings	1,061,460	1,200,135
Long-term debt	240,000	248,800
Other liabilities	49,448	57,964
Shareholders’ equity	6,378,470	7,930,338

Total	7,729,378	9,437,237

Condensed statements of income

	2013	2014	2015
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	231,301	282,022	316,035
Non-banking subsidiaries and affiliated companies	1,755	3,108	28,633
Management fees from subsidiaries	28,835	31,146	32,163
Other income	34,668	33,894	38,107

Total	296,559	350,170	414,938

Expenses:
Operating expenses	21,075	22,592	26,855
Interest expense	15,870	14,608	8,937
Other expense	1,207	5,724	2,693

Total	38,152	42,924	38,485

Equity in undistributed net income of subsidiaries	617,565	191,865	427,037

Income before income tax expense	875,972	499,111	803,490
Income tax expense	560	627	442

Net income	875,412	498,484	803,048

Note:	Certain income for the fiscal years ended March 31, 2013 and 2014 has been reclassified to conform to the current year’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2013	2014	2015
	(in millions of yen)
Cash flows from operating activities:
Net income	875,412	498,484	803,048
Adjustments and other	(685,149)	(222,940)	(460,230)

Net cash provided by operating activities	190,263	275,544	342,818

Cash flows from investing activities:
Net change in loans	—	—	(150,000)
Purchases of premises and equipment	(2,717)	(4,052)	(159,670)
Net change in other investing activities	4,287	6,683	3,294

Net cash provided by (used in) investing activities	1,570	2,631	(306,376)

Cash flows from financing activities:
Net change in short-term borrowings	(40,000)	(90,000)	130,000
Proceeds from issuance of long-term debt	—	—	150,000
Repayment of long-term debt	—	—	(141,200)
Proceeds from issuance of common stock	—	—	6
Purchases of treasury stock	(7)	(37,013)	(12)
Dividends paid	(152,542)	(152,163)	(176,186)
Net change in other financing activities	749	968	1,006

Net cash used in financing activities	(191,800)	(278,208)	(36,386)

Net increase (decrease) in cash and due from banks	33	(33)	56
Cash and due from banks at beginning of fiscal year	167	200	167

Cash and due from banks at end of fiscal year	200	167	223

33. Subsequent events

Redemption of preferred securities

On June 30, 2015, preferred securities, issued by the MHFG Group’s overseas special purpose companies, were redeemed in full. These special purpose companies are not consolidated in accordance with ASC 810 since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Noncontrolling interests in consolidated subsidiaries, but reduced Long-term debt in the Group’s consolidated balance sheets. The following table describes the details of the redeemed preferred securities:

Issuer	Aggregate redemption amount	Reason for the redemption
(in millions)
Mizuho Capital Investment (JPY) 4 Limited	¥355,000	Arrival of optional redemption date
Mizuho Capital Investment (JPY) 5 Limited	Series B ¥72,500	Arrival of optional redemption date
Mizuho Capital Investment (JPY) 5 Limited	Series C ¥25,000	Arrival of optional redemption date

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Yasuhiro Sato
Name: Yasuhiro Sato
Title: President & CEO

July 23, 2015

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 24, 2014 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on July 1, 2015 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 4, 2013 (English Translation)**

2.1	Form of American Depositary Receipt

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc.

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 25, 2014.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2013.