Form 20-F
period 2016-03-31
MIZUHO FINANCIAL GROUP INC
filed 2016-07-21
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2016

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

Masahiro Kosugi, +81-3-5224-1111, +81-3-5224-1059, address is same as above

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

At March 31, 2016, the following shares of capital stock were issued: (1) 25,030,525,657 shares of common stock (including 6,939,703 shares of common stock held by the registrant as treasury stock), (2) 914,752,000 shares of eleventh series class XI preferred stock (including 815,828,400 shares of eleventh series class XI preferred stock held by the registrant as treasury stock).

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

MIZUHO FINANCIAL GROUP, INC.

ANNUAL REPORT ON FORM 20-F

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “Mizuho Financial Group,” the “Group,” “we,” “us” and “our” generally refer to Mizuho Financial Group, Inc. and its consolidated subsidiaries, but from time to time as appropriate to the context, those terms refer to Mizuho Financial Group, Inc. as an individual legal entity. Furthermore, unless the context indicates otherwise, these references are intended to refer to us as if we had been in existence in our current form for all periods referred to herein.

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

•	increase in allowance for loan losses and incurrence of significant credit-related costs;

•	declines in the value of our securities portfolio, including as a result of the declines in stock markets and the impact of the dislocation in the global financial markets;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	decrease in the market liquidity of our assets;

•	revised assumptions or other changes related to our pension plans;

•	a decline in our deferred tax assets;

•	the effect of financial transactions entered into for hedging and other similar purposes;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	our ability to avoid reputational harm;

•	our ability to implement our Medium-term Business Plan and other strategic initiatives and measures effectively;

•	the effectiveness of our operation, legal and other risk management policies;

•	the effect of changes in general economic conditions in Japan and elsewhere; and

•	amendments and other changes to the laws and regulations that are applicable to us.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016 which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2014, 2015 and 2016 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,437,086	¥1,423,375	¥1,422,799	¥1,457,659	¥1,500,171
Interest expense	415,959	412,851	401,565	411,982	495,407

Net interest income	1,021,127	1,010,524	1,021,234	1,045,677	1,004,764
Provision (credit) for loan losses	(23,044)	139,947	(126,230)	(60,223)	34,560

Net interest income after provision (credit) for loan losses	1,044,171	870,577	1,147,464	1,105,900	970,204
Noninterest income	1,090,135	1,439,419	1,082,834	1,801,215	1,883,894
Noninterest expenses	1,471,471	1,424,816	1,503,955	1,639,462	1,657,493

Income before income tax expense	662,835	885,180	726,343	1,267,653	1,196,605
Income tax expense	13,878	4,024	226,108	437,420	346,542

Net income	648,957	881,156	500,235	830,233	850,063
Less: Net income (loss) attributable to noncontrolling interests	(7,432)	5,744	1,751	27,185	(429)

Net income attributable to MHFG shareholders	¥656,389	¥875,412	¥498,484	¥803,048	¥850,492

Net income attributable to common shareholders	¥647,717	¥867,191	¥491,739	¥798,138	¥848,062
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥28.07	¥36.05	¥20.33	¥32.75	¥34.19
Diluted earnings per common share—net income attributable to common shareholders	¥26.78	¥34.47	¥19.64	¥31.64	¥33.50
Number of shares used to calculate basic earnings per common share (in thousands)	23,073,544	24,053,282	24,189,670	24,368,116	24,806,161
Number of shares used to calculate diluted earnings per common share (in thousands)	24,469,539	25,365,229	25,371,252	25,381,047	25,387,033
Cash dividends per share declared during the fiscal year(1):
Common stock	¥6.00	¥6.00	¥6.00	¥6.50	¥7.50
	$0.07	$0.06	$0.06	$0.05	$0.07
Eleventh series class XI preferred stock(2)	¥20.00	¥20.00	¥20.00	¥20.00	¥20.00
	$0.24	$0.21	$0.19	$0.17	$0.18
Thirteenth series class XIII preferred stock(3)	¥30.00	¥30.00	¥30.00	¥—	¥—
	$0.36	$0.32	$0.29	$—	$—

	As of and for the fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥166,361,633	¥178,746,994	¥175,699,346	¥190,119,734	¥193,815,546
Loans, net of allowance	65,306,370	69,060,526	72,858,777	77,528,017	77,104,122
Total liabilities	161,714,609	172,889,899	169,077,975	181,929,890	185,632,355
Deposits	91,234,380	100,221,556	102,610,154	114,206,441	117,937,722
Long-term debt	8,461,818	8,802,223	9,853,941	14,582,241	14,770,922
Common stock	5,427,992	5,460,821	5,489,295	5,590,396	5,703,144
Total MHFG shareholders’ equity	4,470,766	5,728,120	6,378,470	7,930,338	8,014,551
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.39%	0.50%	0.27%	0.42%	0.43%
Net income attributable to common shareholders as a percentage of average MHFG shareholders’ equity	15.56%	18.76%	9.64%	13.86%	13.33%
Dividends per common share as a percentage of basic earnings per common share	21.38%	16.64%	31.97%	22.90%	21.94%
Average MHFG shareholders’ equity as a percentage of total average assets	2.53%	2.67%	2.84%	3.04%	3.23%
Net interest income as a percentage of total average interest-earning assets	0.71%	0.66%	0.64%	0.63%	0.58%

Notes:

(1)	Yen amounts are expressed in U.S. dollars at the rate of ¥82.41 = $1.00, ¥94.16 = $1.00, ¥102.98 = $1.00, ¥119.96= $1.00 and ¥112.42= $1.00 for the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	On July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016, and delivered shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock.
(3)	On July 11, 2013, we acquired and subsequently cancelled all of the thirteenth series class XIII preferred stock. Accordingly, cash dividend payments related to the thirteenth series class XIII preferred stock for the fiscal year ended March 31, 2014 were not be made during the fiscal year ended March 31, 2015 and thereafter.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,423,564	¥1,421,609	¥1,417,569	¥1,468,976	¥1,426,256
Interest expense	335,223	345,710	309,266	339,543	422,574

Net interest income	1,088,340	1,075,898	1,108,303	1,129,433	1,003,682
Fiduciary income	49,014	48,506	52,014	52,641	53,458
Net fee and commission income	458,933	507,378	560,768	593,360	607,551
Net trading income	150,317	215,033	187,421	262,963	310,507
Net other operating income	256,468	324,899	126,774	209,340	246,415
General and administrative expenses	1,283,847	1,244,647	1,258,227	1,351,611	1,349,593
Other income	263,024	198,063	344,275	301,652	365,036
Other expenses	265,803	407,299	135,962	207,147	228,807

Income before income taxes(1)	716,449	717,832	985,366	990,632	1,008,252
Income taxes:
Current(2)	55,332	50,400	137,010	260,268	213,289
Deferred	97,494	7,461	77,960	44,723	69,260
Profit(1)	563,621	659,970	770,396	685,640	725,702
Profit attributable to non-controlling interests(1)	79,102	99,454	81,980	73,705	54,759

Profit attributable to owners of parent(1)	¥484,519	¥560,516	¥688,415	¥611,935	¥670,943

Net income per share:
Basic	¥20.62	¥22.96	¥28.18	¥24.91	¥26.94
Diluted	19.75	22.05	27.12	24.10	26.42
Balance sheet data:
Total assets	¥165,360,501	¥177,411,062	¥175,822,885	¥189,684,749	¥193,458,580
Loans and bills discounted(3)	63,800,509	67,536,882	69,301,405	73,415,170	73,708,884
Securities	51,392,878	53,472,399	43,997,517	43,278,733	39,505,971
Deposits(4)	90,636,656	99,568,737	101,811,282	113,452,451	117,456,604
Net assets	6,869,295	7,736,230	8,304,549	9,800,538	9,353,244
Risk-adjusted capital data (Basel II)(5):
Tier 1 capital	¥6,398,953	n.a.	n.a.	n.a.	n.a.
Total risk-based capital	7,775,093	n.a.	n.a.	n.a.	n.a.
Risk-weighted assets	50,144,934	n.a.	n.a.	n.a.	n.a.
Tier 1 capital ratio	12.76%	n.a.	n.a.	n.a.	n.a.
Capital adequacy ratio	15.50	n.a.	n.a.	n.a.	n.a.

	As of and for the fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(in millions of yen, except per share data and percentages)
Risk-adjusted capital data (Basel III)(5):
Common Equity Tier 1 capital	n.a.	¥4,802,418	¥5,304,412	¥6,153,141	¥6,566,488
Tier 1 capital	n.a.	6,486,068	6,844,746	7,500,349	7,905,093
Total capital	n.a.	8,344,554	8,655,990	9,508,471	9,638,641
Risk-weighted assets	n.a.	58,790,617	60,274,087	65,191,951	62,531,174
Common Equity Tier 1 capital ratio	n.a.	8.16%	8.80%	9.43%	10.50%
Tier 1 capital ratio	n.a.	11.03	11.35	11.50	12.64
Total capital ratio	n.a.	14.19	14.36	14.58	15.41

Notes:

(1)	We have applied “Revised Accounting Standard for Business Combinations” (ASBJ Statement No.21, September 13, 2013) and others and presentation of Net Income and others has been changed and presentation of Minority Interests has been changed to Non-controlling Interests from this fiscal year ended March 31, 2016.
(2)	Includes refund of income taxes.
(3)	Bills discounted refer to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(4)	Includes negotiable certificates of deposit.
(5)	Risk-adjusted capital data are calculated on a Basel II basis until the fiscal year ended March 31, 2012, and on a Basel III basis from the fiscal year ended March 31, 2013. We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Fiscal years ended (ending) March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2012	¥85.26	¥75.72	¥78.86	¥82.41
2013	96.16	77.41	83.26	94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017 (through July 8)	112.06	100.65	105.27	100.65

Calendar year 2016
January	¥121.05	¥116.38	—	—
February	121.06	111.36	—	—
March	113.94	111.30	—	—
April	112.06	106.90	—	—
May	110.75	106.34	—	—
June	109.55	101.66	—	—
July (through July 8)	102.55	100.65	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of July 8, 2016 was ¥100.65 = $1.00.

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

Risks Relating to Our Business

We may be required to increase allowance for loan losses and/or incur significant credit-related and other costs in the future due to problem loans.

We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the construction and real estate, banks and other financial institutions, and wholesale and retail industries is relatively high. We manage our credit portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and credit exposure concentrations in particular industries or corporate groups, and we also utilize credit derivatives for hedging and credit risk mitigation purposes. We provide an allowance for loan losses taking into consideration the borrower’s situation, the value of relevant collateral and guarantee, which we periodically re-evaluate, and economic trends based on our self-assessment standards as well as applicable charge-off and allowance standards. However, depending on trends in the domestic and global economic environment, the business environment in particular industries and other factors, the amount of our problem loans and other claims could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. There can be no assurance that credit-related and other costs, including provision for loan losses and charge-offs of loans, will not increase in the future as a result of the foregoing or otherwise.

Our equity investment portfolio exposes us to market risks that could adversely affect our financial condition and results of operations.

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. We have established the “Policy Regarding Cross-holding of Shares of Other Listed Companies” and, in light of the potential material adverse impact on our financial position associated with stock market volatility risk, we have decided to hold the shares of other companies as cross-shareholdings only when these holdings are meaningful, and we have accordingly sold a portion of such investments. In addition, in order to lower the risk of stock market volatility, we have been applying partial hedges as we deem necessary. However, significant declines in Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities. In addition, net unrealized gains and losses on such investments, based on Japanese GAAP, are taken into account when calculating the amount of capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios. Accordingly, our financial condition and results of operations could be materially and adversely affected.

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

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines which generally reflect rules in the Basel III text and became effective as of March 31, 2013. Furthermore, we have been named one of the global systemically important banks (“G-SIBs”), and will be subject to additional capital requirements. The group of G-SIBs will be updated annually and published by the Financial Stability Board (“FSB”) each November. The FSB published the final standard requiring G-SIBs to maintain total loss-absorbing capacity (“TLAC”) in November 2015. In addition, the Financial Service Agency published a policy to develop a framework in connection with such requirements in Japan in April 2016. Accordingly, we may become subject to such regulations beginning in 2019.

If the capital adequacy ratios of us and our banking subsidiaries fall below specified levels, the Financial Services Agency could require us to take corrective actions, including, depending on the level of deficiency, the submission of an improvement plan that would strengthen our capital base, a restriction on the outflow of capital, a reduction of our total assets or a suspension of a portion of our business operations. In addition, some of our banking subsidiaries are subject to capital adequacy regulations in foreign jurisdictions such as the United States, and our business could be adversely affected if their capital adequacy ratios fall below specified levels.

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

For example, the additional collateral requirement in connection with our derivative contracts, absent other changes, assuming a downgrade occurred on March 31, 2016, would have been approximately ¥20.3 billion for a one-notch downgrade and approximately ¥23.8 billion for a two-notch downgrade.

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

We have been implementing strategic initiatives and measures in various areas. In May 2016, we announced our new Medium-term Business Plan for the three fiscal years ending March 31, 2019, in which we established a number of key targets that we aim to achieve by the end of the fiscal year ending March 31, 2019.

However, we may not be successful in implementing such initiatives and measures, or even if we are successful in implementing them, the implementation of such initiatives and measures may not have their anticipated effects. In addition, we may not be able to meet the key targets announced in the Medium-term Business Plan due to these or other factors, including, but not limited to, differences in the actual economic environment compared to our assumptions underlying the Medium-term Business Plan, as well as the risks enumerated in these “Risk Factors.”

For further information of our Medium-term Business Plan, see “Item 4. Business Overview—General—Progressive Development of “One Mizuho”—The Path to a Financial Services Consulting Group.”

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

We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. Our efforts to sustain stable daily operations and development of contingency plans for unexpected events, including the implementation of backup and redundancy measures, as well as recently implemented measures to protect customers and our group from the rising threat of cyber attacks, illegal money transfers, targeted attacks and other risks may not be effective in preventing significant disruptions to our information technology systems caused by, among other things, human error, accidents, cyber attacks, and development and renewal of computer systems. In the event of any such disruption, our business, financial condition and results of operations could be materially and adversely affected due to information leaks, malfunctions or disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.

Our reputation could be harmed and we may be subject to liabilities and regulatory actions if we are unable to protect personal and other confidential information.

We handle various confidential or non-public information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those that we require of our outside contractors and those designed to meet the strict requirements of the Personal Information Protection Law of Japan, may not be effective in preventing all such problems. Leakage of important information in the future could result in liabilities and regulatory actions and may also lead to significant harm to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

We conduct a wide variety of business operations in Japan as well as overseas, including in the United States, Europe and Asia. If general economic conditions in Japan or other regions were to deteriorate or if the financial markets become subject to turmoil, we could experience weakness in our business, as well as deterioration in the quality of our assets. We are currently facing extreme changes in the economic environment such as the negative interest rate policy of the Bank of Japan, rising interest rates in the United States, the United Kingdom’s referendum to leave the European Union and overall declines and related volatility in the value of natural resources. Significant changes in general economic conditions or financial markets due to the effect of changes in a country’s fiscal policy, political turmoil and manifestations of geopolitical risks could materially and adversely affect our financial condition and results of operations.

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

The Basel Committee on Banking Supervision is currently discussing a review of the standardized approach, internal ratings-based approach and capital floors in calculating the capital adequacy ratio. There is a risk that our capital adequacy ratio will decrease if the review results in an increase in the amount of the denominator related to our capital adequacy ratio calculation.

Moreover, future applications of or changes in other financial regulations that are continually under discussion, including liquidity standards such as the Net Stable Funding Ratio (NSFR) and leverage ratio regulations, could result in restrictions in our ability to conduct our businesses as well as the need to incur additional information technology development expenses.

Intensification of competition in the market for financial services in Japan could have an adverse effect on us.

We offer comprehensive financial services globally, centered on Banking, Trust Banking and Securities and are subject to intense competition both domestically and internationally with large financial institutions, non-bank financial institutions and others. In addition, as a result of technological advances called “FinTech,” an increasing number of companies have recently been crossing industry lines and entering the field of finance, and it is possible that the competitive environment surrounding us may further intensify. Moreover, due to the reforms to financial regulations made in recent years, it may become difficult to differentiate strategies between us and our competitors, resulting in the intensification of competition in specific businesses.

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

In January 2013, Mizuho Securities and Mizuho Investors Securities Co., Ltd. merged in order to provide integrated securities services as the full-line securities company of the Mizuho group. Mizuho Securities aims to further strengthen collaboration among banking, trust banking and securities businesses of the group, expand the company’s customer base to enhance the domestic retail business, and rationalize and streamline management infrastructure.

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

In September 2015, with a view to strengthening asset management businesses, we and The Dai-ichi Life Insurance Company, Limited reached basic agreement on integrating the asset management functions of both groups, namely, DIAM Co., Ltd., the asset management function of Mizuho Trust & Banking, Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd. In July 2016, DIAM, Mizuho Trust & Banking, Mizuho Asset Management and Shinko Asset Management entered into an integration agreement. We and The Dai-ichi Life Insurance Company will hold 51% and 49% voting rights in the new company, respectively. The effective date of integration will be October 1, 2016, subject to certain conditions precedent. The new company’s name will be “Asset Management One,” and it is expected to become a consolidated subsidiary of ours.

In July 2016, with consideration of the rule of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) regarding the operations of foreign banking organizations with U.S. operations, we established a bank holding company and have our primary U.S.-based banking, securities and institutional custody services (trust banking) entities together under the holding company, with the aim to proactively strengthen corporate governance and expand our profit base through the consistent implementation of our collaborative corporate and investment banking, securities and institutional custody services strategy in the United States in line with the global operation of our new in-house company system.

Other Information

Our registered address is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan, and our telephone number is +81-3-5224-1111.

4.B. Business Overview

General

We engage in banking, trust banking, securities and other businesses related to financial services.

We had formulated and promoted the medium-term business plan, “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” for the three year period from fiscal year 2013. As the final year of the plan, we positioned the fiscal year ended March 31, 2016 as the year in which we would do our utmost to establish competitive advantages, and together strived to further promote the evolution of the integrated strategy between “banking, trust banking and securities functions,” namely the One MIZUHO strategy, and enhance our corporate governance.

As part of this approach, in the fiscal year ended March 31, 2016, we selected four key focus areas—“transactions with corporations and their owners,” “transactions with large corporations,” “transactions with non-Japanese blue chip companies, and “asset management”—and endeavored to achieve growth in earning capabilities.

In asset management, we and Dai-ichi Life Insurance Company, Limited have, for the purpose of strengthening the asset management business, been proceeding with detailed preparation such as decisions on the integration of the asset management functions of the two groups in October 2016 and naming the new company “Asset Management One.” “Asset Management One” will aim at providing customers with solutions of the highest standard, while fulfilling its fiduciary duties.

Moreover, the environment surrounding new financial services has been changing recently, such as the development of what is commonly referred to as “FinTech,” which involves the integration of finance and information and communication technology (ICT), and under such circumstances, we upgraded our call centers by introducing an artificial intelligence-based computer system and began providing internet-based asset management services by making efforts to develop advanced products and services that lead to the creation of new business and the improvement of customer accessibility.

With respect to the corporate governance system, we, as a Company with Three Committees, established a system that will allow us to sufficiently fulfill our obligations to our shareholders. In addition, in June 2015, we, as a listed company, promptly filed with the Tokyo Stock Exchange the “Report on Corporate Governance” describing our responses to the new “Corporate Governance Codes” requirement. Accordingly, we are in compliance with all of the principles.

In addition, in an effort to further enhance its risk governance, we, as a financial group among the Global Systemically Important Financial Institutions (G-SIFIs), clarified our role and responsibilities in its business operations in preparation for the implementation of the principles in April 2016, in accordance with the “three lines of defense” set forth in the revised “Corporate governance principles for banks,” published in July 2015 by the Basel Committee on Banking Supervision.

With respect to legal compliance, in conjunction with further enhancing its framework for the severance of transactions with anti-social elements, we intensified various efforts, including our countermeasures against money laundering and terrorist financing.

Progressive Development of “One MIZUHO”—The Path to a Financial Services Consulting Group

We have launched our new three-year medium-term business plan, the “Progressive Development of “One MIZUHO”—The Path to a Financial Services Consulting Group,” formulated for the three years beginning fiscal year ending March 31, 2017.

This plan aims to establish a business model that can respond to changes in the new business environment in respect of the global economy, such as changes to the situation where emerging economies had been bolstering the economies of developed countries and the prolonged weakness in resource prices, and even “game changers” such as the rapid development of innovation in financing, in addition to an uncertain regulatory environment.

Specifically, in addition to strictly observing the “customer-focused” perspective that we promoted in the previous medium-term business plan, we will pursue “operational excellence” as part of a project to promote greater improvements and efficiency in a harsh economic environment.

The new medium-term business plan has as its two foundations the “customer-focused” perspective and the “operational excellence” approach, and it aims to further develop the “One MIZUHO” strategy adopted in the previous medium-term business plan, by establishing a new business model that we call a “financial services consulting group.” As our vision to be realized in the new medium-term business plan, we have developed five basic policies, and to add more detail to these basic policies, we have also developed ten basic strategies consisting of business strategies, financial strategies and strategies for management foundations.

Our Objectives Under the Medium-Term Business Plan

By establishing a customer-focused business platform, we will form deeper relationships with our customers via our financial intermediary functions and our ability to take highly measured risks, and build a future in economies and communities as the most trusted financial partner in providing solutions for our customers. In the interest of building the new business model described herein, we have established the following objectives in the medium-term business plan.

A Financial Services Consulting Group—The most trusted partner in solving problems and supporting the sustainable growth of customers and communities

Five Basic Policies

•	Introduction of the in-house company system

•	Selecting and focusing on certain areas of business

•	Establishment of a resilient financial base

•	Proactive involvement in financial innovation

•	Embedding a corporate culture that encourages the active participation of our workforce to support a stronger Mizuho

Ten Basic Strategies

Business strategies

•	Strengthening our non-interest business model on a global basis

•	Responding to the shift from savings to investment

•	Strengthening our research & consulting functions

•	Responding to FinTech

•

Promoting the “Area One MIZUHO” strategy (i.e., the implementation of the One MIZUHO strategy in each geographical area by collaboration of banking, trust banking and securities functions. The business offices independently design and implement their respective strategies)

Financial strategies

•	Controlling the balance sheet and reforming the cost structure

•	Disposing of cross-shareholdings

Management foundations

•	Completing implementation of the next generation IT system

•	Fundamental reforms of HR management

•	Continued initiatives towards embedding a corporate culture to support the creation of a stronger organization

Operational Excellence

We will pursue an “operational excellence” approach, with the aim of improving our “operations,” which provides the ability to put the One MIZUHO strategy into action, differentiate our strategy under the “customer-

focused” perspective to secure our sustained competitive advantages and increase added value for customer service. We will thoroughly review the existing operational processes in order to “increase operational efficiency” and “create customer value by enhancing the sophistication of operations.”

Introduction of the In-House Company System

On April 1, 2016, we introduced an in-house company system based on customer segments in order to strictly observe the “customer-focused” perspective. The aim of this system is to utilize our strengths and competitive advantage as a holding company, which integrates the banking, trust banking and securities functions, to promptly provide the highest-quality financial services that closely match customer needs.

Thus far, under the business unit system, we have developed targeted strategies across our group companies, which are tailored to the characteristics of our respective customers. Under the in-house company system, we will further pursue such goal. The new system helps us to proceed with the process from planning to implementation of the strategies robustly and swiftly so that we can develop consistent strategies according to the characteristics of our customers.

More specifically, we established the following five in-house companies to thoroughly strengthen the “customer-focused” perspective:

•	the Retail & Business Banking Company;

•	the Corporate & Institutional Company;

•	the Global Corporate Company;

•	the Global Markets Company; and

•	the Asset Management Company.

With respect to the functions related to products and research, we newly established two separate units in order to “further enhance expertise” and “utilize capabilities across all in-house companies.” With respect to the functions related to research, we consolidated our research and consulting functions into “One Think-tank,” and we established the new Research & Consulting Unit to create a team of experts dedicated to addressing the various challenges that our customers may face.

Furthermore, we will streamline head office operations and implement prompt decision-making processes in order to further enhance our front-line business and sales capabilities. At the same time, we will work to increase our earnings capacity and reform the risk-return structure, in accordance with our risk appetite framework (the basic policy regarding our risk taking activity).

For the fiscal year ending March 31, 2017, keeping in mind the increasing uncertainty regarding changes in the economic environment, together with the introduction and formation of an in-house company system that promotes a “customer-focused” perspective and the establishment of “operational excellence,” we have steadily promoted ten basic strategies in order to become a “financial services consulting group.”

Establishing a U.S. Bank Holding Company

We established a U.S. bank holding company—Mizuho Americas LLC—which is wholly owned by Mizuho Bank, and our primary U.S. subsidiaries were reorganized under the umbrella of the holding company in July 2016. Based on the Federal Reserve Board’s proposed rule that came into effect on July 1, 2016 regarding the operations of foreign banking organizations with U.S. operations, we established the bank holding company and brought its primary U.S.-based banking, securities and institutional custody services (trust banking) entities together under the holding company. We believe this structure will allow us to proactively strengthen corporate governance and implement our collaborative corporate and investment banking, securities and institutional custody services strategy in the United States, in line with our new in-house company system.

Upgrading Risk Appetite Framework

We have introduced a risk appetite framework, in light of enhancement of corporate value through the integrated group-wide operation of business strategies, financial strategies and risk controls. We determine our management resource allocation and profit plans based on discussions regarding the types and the level of risk that is required to be taken in realizing our strategy, monitor the operation status and take other necessary measures, thereby aiming to balance our risk-return.

We also established the “Action Guideline for Risk” for the purpose of realization of the values and principles that must be shared in confronting risk. We will continuously strive to nurture a sound risk culture through actions to raise the awareness of all officers and employees regarding the “Action Guideline for Risk” to ensure effectiveness of our risk appetite framework.

Completing Implementation of the Next Generation IT System

As it is the most important and largest systems project, we are taking all possible measures to complete the next-generation IT systems in a safe and steady manner.

Disposing of Cross-Shareholdings

As stated in the Corporate Governance Report, “as a basic policy, unless we consider these holdings to be meaningful,” we “will not hold” listed shares for strategic reasons. We will continue to strive to dispose of cross-shareholdings in order to decrease the potential impact on our financial position due to fluctuations in stock prices, and to be able to fully perform financial intermediary functions even under periods of stress.

Fundamental Reforms of HR Management

In order to enhance employee engagement (a relationship under which an organization and its employees contribute to each other’s growth) and strengthen the competitive advantage from the perspective of human resources, we will take initiatives to fundamentally reform human resources management. We will establish the principles of our human resource strategy, human resource system and human resource management, enhance the willingness of all employees to improve their capabilities and to contribute to the organization, and enable employees to work actively over the long term by sustainably developing and fully utilizing their abilities, for the purpose of differentiation in respect of human resources.

Fulfillment of Fiduciary Duties

We have established our policies for fulfilling our fiduciary duties with respect to the asset management-related business, in order to continue to be our customers’ most trusted financial services group as their long-term partner. We will further strengthen our efforts to fulfill our fiduciary duties at each of the group companies through measures in line with such policies, including provision of appropriate products and services that are in its customers’ best interests.

Continued Initiatives Towards Embedding a Corporate Culture to Support the Creation of a Stronger Organization

We will continue to take initiatives to establish a strong corporate culture. Specifically, we will further strengthen continued actions related to each initiative, such as (i) initiatives toward the realization of the “Vision of Individual Offices,” which defines the visions to be aimed for by each division and branch, and (ii) convening “General Managers Off-site Meetings” for general managers of head office divisions and marketing offices in Japan and overseas to discuss the corporate culture.

Establishment of Strong Mizuho Brand

We aim to establish a strong Mizuho brand by positioning the new medium-term business plan as the action plan for the establishment of the Mizuho brand and by achieving our goal of becoming a “financial services consulting group” with the aim of being the most trusted partner in solving problems and supporting the sustainable growth of customers and communities. We will strive to achieve the goals of the medium-term business plan, and at the same time, will continue to implement measures to further improve the value of the Mizuho brand by means such as undertaking effective brand communication activities.

Group Operations

Group Management Structure

We introduced our new in-house company system that is divided by customer segments. The previous ten units were reorganized into the following five in-house companies and two units to determine and execute strategies and initiatives group-wide.

Retail & Business Banking Company

In the asset management business area, we have expanded our line of products and provided advice for asset management by utilizing NISA (a Japanese version of Individual Savings Account that provides individual customers with tax exemption for income related to certain investments up to a maximum amount) in order to meet customer needs, while also fulfilling our fiduciary duties. In addition, Mizuho Bank engages in brokerage services of Mizuho Securities’ financial products.

Furthermore, in order to support the smooth succession of our customers’ assets, we provide services such as inheritance distribution service and testamentary-trust that utilize trust function, and we have also expanded our line of products such as family trusts and annual fund giving trusts.

With respect to the loan business, we have expanded our line of housing loan and card loan products and offer various products and services in response to each customer’s life stage, including release of products utilizing value of housing assets of the customer.

We also provide products/services with officers and directors of our corporate clients, such as opening account for payrolls, providing housing loans, management of retirement payments, etc.

In addition, we have expanded our branch network throughout Japan (Mizuho Bank: 462, Mizuho Trust & Banking: 55, Mizuho Securities: 272, each as of March 31, 2016) and our ATM network (approximately 6,700 locations as of March 31, 2016, including ATMs shared with AEON Bank). We also have 165 of Mizuho Securities “Planet Booths,” which are located in the branches and offices of Mizuho Bank and 18 of Mizuho Trust & Banking “Trust Lounges” (which are located in the branches and offices of Mizuho Bank) as of March 31, 2016.

In addition, we strengthen our marketing skills by enhancing our internet banking function as well as call center marketing with sophisticated technologies.

Further we undertake the business related to lottery tickets, such as the sales of lottery tickets issued by prefectures and government-ordinance-designated cities.

For small and medium-sized enterprises and middle market firms, the Retail & Business Banking Company will provide solutions with respect to both types of needs: management issues such as business development; and personal issues of customers who are business owners, etc., such as asset inheritance and management, etc.

Starting from consulting services based on a customer-focused approach, we offer multilayered solutions in response to the various development stages of our customers’ businesses through the combined strength of our banking, trust, securities, asset management and research & consulting functions.

Specifically, with an aim to provide financial services together with sophisticated advisory services that are appropriate in light of the customers’ business strategies, we respond to customers’ needs through offering optimal solutions for businesses such as offering syndicated loans targeted at small and medium-sized enterprises and middle market firms, advisory services related to overseas expansions, mergers and acquisitions-related services and business matching services, in addition to developing the financial products brokerage business and strengthening the initiatives to enhance the customer base for trustee business for defined contribution pension plans.

Furthermore, due to the aging population of directors of Japanese businesses, business succession and asset inheritance has become a matter of urgency. Using our succession and property know-how, we offer positive solutions for optimal and smooth succession for customers with respect to both types of needs arising from personal and corporate capital management policy and organizational restructuring, and measures for smooth inheritance by successors of business ownership and corporate stock.

Moreover, we plan to expand our future customer base by making full use of our existing customer base to discover innovative companies that show future promise for the integrated group and by strengthening financing for growth.

In this manner, we aim to grow with our customers into a “financial services consulting company.”

Corporate & Institutional Company

The Corporate & Institutional Company engages in relationship management for our customers that are large corporations, financial institutions and public sector businesses in Japan.

For large corporate customers, based on our solid customer relationships and utilizing our global industry knowledge, we offer group-wide financial solutions that are tailor made for each customer, such as syndicate loans, bonds and M&A, etc., on a global basis to meet our customers’ needs in fund-raising, investment, management and financial strategies.

Mizuho Bank and Mizuho Securities introduced the dual-hat structure in several offices in Japan. Mizuho Bank and Mizuho Securities collaborate to provide our customers solutions based on their capital management, business strategy and financial strategy on a global basis.

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

For our customers that are financial institutions, we offer advisory services and solutions, such as advice on financial strategy and proposals on various investment products, by concentrating our various financial expertise from each group company to meet the increasingly sophisticated and varied needs of customers.

For public sector customers, as a leading bank rich in experience and with a history of achieving results, we provide optimal financial services group-wide that include funding support as a trustee and underwriter of public bonds and services as a designated financial institution.

In the field of the revitalization of regional areas in Japan, which forms a part of the government’s Japan Revitalization Strategy, we engage in activities such as encouraging the transformation of the agricultural, forestry and fishing industries into growth sectors, and launching PPP and PFI projects in airports and other public facilities, in collaboration with regional financial institutions, national and regional government entities and their affiliates.

Throughout these endeavors, we aim to be our customers’ most trusted partner.

Global Corporate Company

The Global Corporate Company works with non-Japanese companies and Japanese companies operating outside Japan.

For our Japanese corporate customers, we provide unified support both in and outside Japan to help them expand their overseas operations. We offer highly specialized services that use our advanced financial technologies and expertise. Particularly in the Asia region, we support Japanese corporate customers developing new markets by offering advisory and other services.

We are also expanding business with non-Japanese corporate customers, including U.S. and European global companies developing business in Asia as well as Asian multinational enterprises expanding within Asia, through our global network. With respect to our non-Japanese corporate customers, we are proceeding with our strategy of focusing on blue-chip customers. We have acquired the North American wholesale asset portfolio from the Royal Bank of Scotland (RBS) as an initiative to accelerate this strategy. With over 100 people joining from RBS, we are further enhancing the integration of our banking and securities functions and expanding our blue-chip customer base in the Americas. Our presence has grown as evidenced by our involvement in major M&A deals that led to industry realignments and our rising position in US debt capital market league tables.

Meanwhile, we are supporting these moves by expanding our overseas office network and strengthening our business support framework for our customers outside Japan. We opened the Yangon Branch and the Thilawa Front Office in Myanmar, the Ahmedabad Branch in India, the San Francisco Representative Office in the United States and the Vienna Branch in Austria. In Mexico, we received approval from the financial authority to establish a local bank and are making preparations to start its operation within 2016.

We are also working with government-affiliated institutions and financial institutions of various countries, forming business alliances as necessary, to provide up-to-date local information and other entry support to our customers interested in starting business in new markets. We are enhancing our service framework to address the diverse needs of customers, who also need post-entry support.

As we see major changes in the global economy and the regulatory framework, we aim to achieve sustainable growth by improving our business portfolio, promoting cross-selling and strengthening our business and management base.

Global Markets Company

In addition to asset liability management and investment business with respect to interest rates, equities and credit, etc., the Global Markets Company will provide sales and trading services to a wide range of customers, from individuals to institutional investors, by offering a comprehensive range of market related products, such as interest rates, foreign exchange, equities and commodities.

With respect to the sales and trading business, through a management structure based on customer segments, we offer detailed products and services to meet the diverse needs of our customers and support their global business by integrating our banking, trust and securities functions and utilizing our global network.

Specifically, we are strengthening our contact with customers at branches for our customers that are small and medium-sized enterprises and middle market firms, and we are providing ideas that reflect market perspectives for transactions involving large corporations and financial institutions. For investors such as hedge funds and asset managers, we use our comprehensive strength in banking and securities to provide products that meet our customers’ needs.

In addition, with respect to asset liability management and investment business, we combine our early detection of trends and diversification of our investments to manage market fluctuations so that our portfolio is more sound and stable.

The Global Markets Company aims at becoming a leading global player in Asia by utilizing its capacity to offer a wide range of products based on the collaboration among the banking, trust banking and securities functions.

Asset Management Company

While fulfilling fiduciary duties, the Asset Management Company develops products and provides services that correspond to the needs of a broad customer base ranging from individuals to institutional investors. In addition to preparing for the establishment of the integrated asset management company “Asset Management One,” we will:

•	provide individual customers with products that help them build up their assets;

•	increase our capacity to provide and select products that match the diversified needs of customers, such as pension funds; and

•	strengthen our efforts to offer comprehensive services such as providing defined contribution and benefit pension services simultaneously to meet client needs.

We entered into an alliance with Matthews International Capital Management, an independent, privately owned firm and the largest dedicated Asia investment specialist in the United States, through which Matthews International Capital Management became our equity-method affiliate. Through this alliance, we aim to expand our global asset management platform from the perspective of enhancement of our ability to respond to customer needs.

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

The Asset Management Company aims to contribute to the revitalization of domestic monetary assets through the foregoing approaches.

Global Products Unit

The Global Products Unit will cooperate with each of the in-house companies to provide solutions, such as advice on business and financial strategies, financing support, domestic and foreign exchange and settlement, to customers by making full use of our expertise.

The Investment Banking Business provides sophisticated financial solutions mainly in the business areas of mergers and acquisitions, real estate, asset finance, project finance and corporate finance.

In the mergers and acquisitions business, with an aim to increase the corporate value of our customers, we offer sophisticated mergers and acquisitions solutions mainly in relation to support for mergers and acquisitions strategies, such as cross-border mergers and acquisitions, business succession and going private transactions.

In the real estate business, by taking full advantage of our knowledge and skills of real estate-related projects developed through the various deals we have arranged over the years, we offer solutions such as various financing methods that utilize their real estate and real estate-related investment strategies.

In the asset finance business, by arranging customers’ asset securitization, we satisfy their demands such as diversification of fund-raising sources and improvement of financial indices through removing assets from their balance sheet.

In the project finance business, we provide various financial products and services such as project finance deals that enable the procurement of long-term capital for natural resource development abroad, the building of electric power generation projects and the construction of public infrastructure, renewable energy-related funding and arrangement of PFI/PPP deals for financing transportation and other types of public infrastructure.

In the corporate finance business, we proactively provide a wide variety of fund-raising-related solutions in the syndicated loan market, debt capital markets and equity capital markets.

The Transaction Business provides solutions related to domestic exchange settlement, foreign exchange, cash management, trade finance, yen correspondence settlement and yen securities custody, global custody, asset management and stock transfer agent services.

Mainly for our corporate customers, we offer various financial services and products such as internet banking, cash management solutions, Renminbi-denominated services and trade finance on a global basis.

For financial institutions and institutional investors, we promote custody, global custody and yen correspondence settlement, asset management and stock transfer agent services.

In addition, we are further expanding our range of services through cooperation with our group companies.

The Global Products Unit aims to support our goal of becoming a “financial services consulting group” from the perspective of products through the foregoing approaches.

Research & Consulting Unit

The Research and Consulting Unit was established by integrating our research and consulting functions to support our aim of becoming a “financial services consulting group.”

The Unit, called “One Think-tank,” is made up of Mizuho Bank’s Industry Research Department, Mizuho Trust Bank’s Consulting Department, Mizuho Securities’ Research and Consulting Unit, Mizuho Information & Research Institute Inc., Mizuho Research Institute Ltd. and Mizuho-DL Financial Technology Co., Ltd.

In addition to research and analysis on a wide range of topics ranging from macroeconomics to industry trends, the research function offers policies based on such research and analysis.

The consulting function covers a wide range of topics ranging from general to specific, such as management strategy & business strategy, business management & financial strategy, human resources, pensions & pension asset management, initial public offerings & capital policy, business & asset succession, information technology & systems, environment & energy, telecommunications technology and financial engineering, etc. Using the strengths of the research and consulting functions, the unit provides solutions to address customers’ various actual and potential challenges.

The unit aims to be an ensemble of experts dedicated to providing customers with solutions to the issue they may be dealing with.

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

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies and other non-bank finance companies.

•	Other financial services providers: We also compete with financial services providers that utilize “FinTech.”

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading local banks in those financial markets outside Japan in which we conduct business.

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of June 30, 2016): (i) ordinary banks, of which there were 125, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 16, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

Based on information published by the Financial Services Agency, available as of June 30, 2016, there were 53 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. In recent years, the governmental postal business has been in the process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. In November 2015, the shares of three main companies of the Japan Post group were listed on the Tokyo Stock Exchange, with Japan Post Holdings disposing of approximately 11% of its ownership in the two subsidiaries, while the Japanese government disposed of approximately 11% of its ownership in Japan Post Holdings. Japan Post Holdings plans to initially dispose of its two subsidiaries shares gradually down to approximately 50% ownership.

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

Under the Banking Act, the Prime Minister’s authority over banks and bank holding companies in Japan extends to various areas, including granting and cancellation of licenses, ordering the suspension of business in whole or in part and requiring submission of business reports or materials. Under the prompt corrective action system, the Financial Services Agency, acting on behalf of the Prime Minister, may take corrective action in the case of failure to meet the minimum capital adequacy ratio of banks, their subsidiaries and companies having special relationships prescribed by the cabinet order. See “Capital Adequacy” below. These actions include requiring a financial institution to formulate and implement reform measures, requiring it to reduce assets or take other specific actions and issuing an order to suspend all or part of its business operations.

In addition, under the capital distribution constraints system introduced in March 2016, the Financial Services Agency, acting on behalf of the Prime Minister, may order a bank to submit and carry out a capital distribution constraints plan. See “Capital Adequacy” below. The capital distribution constraints plan is required to be considered reasonable to restore the capital buffer and include restrictions on capital distributions, such as dividends, share buybacks and bonuses payments, up to a certain amount as determined depending on the level of the capital buffer.

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

The insurance money may be paid out in case of a suspension of deposit repayments, banking license revocation, dissolution or bankruptcy of the bank. Pay outs are generally limited to a maximum of ¥10 million of principal amount, together with any interest accrued with respect to each depositor. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions are protected in full.

Participation in the deposit insurance system is compulsory for city banks (including Mizuho Bank), regional banks, trust banks (including Mizuho Trust & Banking), credit associations and co-operatives, labor banks and other financial institutions.

Governmental Measures to Treat Troubled Institutions

Under the Deposit Insurance Act, a Financial Reorganization Administrator can be appointed by the Prime Minister if the bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of and dispose of the assets of the bank and search for another institution willing to take over its business. Its business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of these types of institutions, and the bridge bank will seek to transfer the bank’s assets to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist another financial institution with succeeding the failed bank’s business may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, lending of subordinated loans, or loss sharing.

Where the Prime Minister recognizes that the failure of a bank which falls into any of (i) through (iii) below may cause an extremely grave problem in maintaining the financial order in Japan or the region where such bank is operating (“systemic risk”), without taking any of the measures described in (i) through (iii) below, the Prime Minister may confirm (nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting: (i) if the bank does not fall into either of the banks described in (ii) or (iii), the Deposit Insurance Corporation may subscribe for shares or subordinated bonds of, or lend subordinated loans to the bank, or subscribe for shares of the bank holding company of the bank, in order to enhance capital adequacy of the bank (item 1 measures (dai ichigo sochi)); (ii) if the bank is likely to suspend or has suspended repayment of deposits or is unable to fully perform its obligations with its assets, financial aid exceeding the pay-off cost may be available to such bank (item 2 measures (dai nigo sochi)); and (iii) if the bank is likely to suspend or has suspended repayment of deposits and is unable to fully perform its obligations with its assets, and the systemic risk cannot be avoided by the measure mentioned in (ii) above, the Deposit Insurance Corporation may acquire all of the bank’s shares (item 3 measures (dai sango sochi)). The expenses for implementation of the above measures will be borne by the bank industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses.

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

Further, under the new resolution regime, among other things, where the Prime Minister recognizes that the failure of a financial institution which falls into either (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan without taking any of the measures described in (a) (specified item 1 measures)(tokutei dai ichigo sochi) stipulated in Article 126-2, Paragraph 1, Item 1 of the Deposit Insurance Act or the measures described in (b) (specified item 2 measures)(tokutei dai nigo sochi) stipulated in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act, the Prime Minister may confirm (specified confirmation)(tokutei nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting; (a) if the financial institution does not fall into a financial institution which is unable to fully perform its obligations with its assets, the Deposit Insurance Corporation shall supervise the operation of the business of and the management and disposal of assets of that financial institution (tokubetsu kanshi), and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan (shikin no kashitsuke tou), or subscribe for shares or subordinated bonds of, or lend subordinated loans to the financial institutions (tokutei kabushiki tou no hikiuke tou), in each case to be taken as necessary taking into consideration of the financial conditions of the financial institution; and (b) if the financial institution is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the Deposit Insurance Corporation shall supervise that financial institution (tokubetsu kanshi), and may provide financial aid necessary to assist merger, business transfer, corporate split or other reorganization in respect to such failed financial institution (tokutei shikin enjo). The expenses for implementation of the measures under this regime will be borne by the financial industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses. If a measure set out in (b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operation and assets be under the special control (tokutei kanri) of the Deposit Insurance Corporation. The business or liabilities of the financial institution subject to the special supervision (tokubetsu kanshi) or special control (tokutei kanri) by the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institutions, and the bridge bank will seek to transfer the bank’s business or liabilities to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist merger, business transfer, corporate split or other reorganization in respect to the financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, lending of subordinated loan, or loss sharing.

If the Deposit Insurance Corporation has provided such financial assistance, the Prime Minister may designate the movable assets and claims of the failed financial institution as not subject to attachment under Article 126-16 of the Deposit Insurance Act, and such merger, business transfer, corporate split or other reorganization may be conducted outside of the court-administrated insolvency proceedings. If the financial institution subject to the special supervision or the special control by the Deposit Insurance Corporation as set forth above is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the financial institution may transfer all or a material portion of its business or all or a portion of shares of its subsidiaries or implement corporate split or certain other corporate actions with court permission in lieu of any shareholder resolutions under Article 126-13 of the Deposit Insurance Act, which permission may be granted by the court in accordance with the Deposit Insurance Act if (i) the financial institution is under special supervision by, or under special control of, the Deposit Insurance Corporation pursuant to the Deposit Insurance Act, and (ii) the financial institution is, or is likely to be, unable to fully perform its obligations with its assets, or the financial institution has suspended, or is likely to suspend, repayment of its obligations. In addition, the Deposit Insurance Corporation must request other financial institution creditors of the failed financial institution to refrain from exercising their rights against the failed financial institution until measures necessary to avoid the risk of significant disruption to the financial system in Japan have been taken, if it is recognized that such exercise of their rights is likely to make it difficult to conduct an orderly resolution of the failed financial institution.

According to the announcement made by the Financial Services Agency in March 2014, (i) Additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank must be written down or converted into common shares when the Prime Minister confirms that item 2 measures (dai nigo sochi), item 3 measures (dai sango sochi) or specified item 2 measures (tokutei dai nigo sochi) need to be applied to the bank and (ii) Additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank holding company must be written down or converted into common shares when the Prime Minister confirms that specified item 2 measures (tokutei dai nigo sochi) need to be applied to the bank holding company.

Recovery and Resolution Plan

In November 2015, the Financial Stability Board published the latest list of G-SIBs. The list is annually updated by the Financial Stability Board each November, and the list as of November 2015 includes us. A recovery and resolution plan must be put in place for each G-SIB, and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., as part of crisis management, financial institutions identified as G-SIBs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIB.

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

Bank Holding Companies

Under the Banking Act, a bank holding company is, in principle, prohibited from carrying out businesses other than administrating the businesses of its subsidiaries and matters incidental to such businesses. Business activities for subsidiaries of bank holding companies are limited to finance-related businesses and incidental businesses.

The Anti-Monopoly Act (Shiteki Dokusen no Kinshi oyobi Kousei Torihiki no Kakuho ni kansuru Houritsu) (Act No. 54 of 1947, as amended) prohibits a bank from holding more than 5% of another company’s voting rights. This does not apply to a bank holding company, although the bank holding company is subject to general shareholding restrictions under the Anti-Monopoly Act. The Banking Act does, however, in principle, prohibit a bank holding company and its subsidiaries, on an aggregate basis, from holding more than 15% (in contrast to 5% in the case of a bank and its subsidiaries) of the voting rights of certain types of companies not permitted to become subsidiaries of bank holding companies. It should be noted that due to the revision of the Banking Act in May 2016, it is now possible for bank holding companies and banks to acquire and own voting rights in financial technology companies (including companies that use information and communication technology or other technology to advance the banking industry, as well as companies whose businesses contribute or are expected to contribute to improving user convenience) that exceed the ordinary amount of voting rights if they receive approval from the Prime Minister. This amendment will go into effect under a cabinet order that will be set forth within one year of June 3, 2016.

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

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Law Concerning Restriction on Shareholdings by Banks. The Bank’s Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2017. The Bank’s Shareholdings Purchase Corporation purchased ¥1,199.6 billion of shares during the period from March 12, 2009 through June 30, 2016. The Bank’s Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2027 by taking into consideration the effects on the stock market.

The Bank of Japan also purchased ¥387.8 billion of shares held by banks and other financial institutions during the period from February 23, 2009 through April 30, 2010. The Bank of Japan generally will not sell the purchased shares until March 31, 2016. The Bank of Japan will dispose of the purchased shares by March 31, 2026 by taking into consideration the effects on the stock market.

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

In November 2015, the Financial Services Agency published revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical buffer and the additional loss absorbency requirements for G-SIBs and domestic systemically important banks (“D-SIBs”). These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer is being phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we were designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applied to us as a result was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%, assuming our foregoing regulatory status stays the same.

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

Liquidity

Two minimum standards for funding liquidity will be introduced. The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows it could encounter under an acute short-term stress scenario. The Group of Governors and Heads of Supervision agreed on a revised LCR standard on January 6, 2013, and the Basel Committee on Banking Supervision issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015, under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of High-Quality liquid assets by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, with a minimum requirement of 70% during the period from January 1 to December 31, 2016. The Basel Committee on Banking Supervision issued final requirements for LCR-related disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.

The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. The Basel Committee on Banking Supervision finalized the NSFR framework in October 2014, and the NSFR will scheduled to be introduced as a minimum standard by the Financial Services Agency by January 1, 2018.

Total Loss Absorbing Capacity

Related to regulatory capital requirements, in November 2015, the Financial Stability Board issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, G-SIBs will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from January 1, 2019 and at least 18% as from January 1, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator as from January 1, 2019, and at least 6.75% as from January 1, 2022.

For further information regarding the TLAC, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

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

Prevention of Money Laundering

Under the Act Preventing Transfer of Profits Generated from Crime (Hanzai ni yoru Syueki no Iten Boushi ni kansuru Houritsu) (Act No. 22 of 2007, as amended), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions. Certain amendments to the law became effective in April 2013, which tightened, among other things, customer identification requirements. Further amendments to the law were promulgated in November 2014 and will become effective on October 1 2016 for clarification of the judgment method of suspicious transactions, strict verification at the time of the conclusion of correspondence contracts and expansion of the obligation for business operators to make efforts to develop necessary systems.

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

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s New York, Chicago, Los Angeles and Park Avenue (New York) branches and Houston, Atlanta and San Francisco representative offices. We also own one bank in the United States, Mizuho Bank (USA), as well as controlling interests in several other subsidiaries, including Mizuho Trust & Banking Co. (USA), which is engaged primarily in the trust and custody business, and Mizuho Securities USA Inc., a U.S. broker dealer engaged in the securities business.

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

Mizuho Financial Group, Mizuho Bank and Mizuho Americas are financial holding companies (“FHCs”) within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Federal Reserve Board. As a matter of law, these three companies are required to act as a source of financial strength to Mizuho Bank (USA) and Mizuho Trust & Banking Co. (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting interests in any company engaged in nonfinancial activities that we do not routinely manage, generally for a period of up to 10 years, under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank, savings association or bank holding company.

Mizuho Financial Group and the former Mizuho Corporate Bank, now Mizuho Bank, became FHCs in December 2006, and Mizuho Americas became an FHC in July 2016. FHC status under the BHCA permits banking groups in the United States to engage in comprehensive investment banking businesses, such as the underwriting of and dealing in corporate bonds, equities and other types of securities. FHC status enables our group to promote our investment banking business on a broader basis in the United States.

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with $50 billion or more in consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding organization is subject to comparable home country standards. On February 18, 2014, the Federal Reserve Board finalized requirements under Regulation YY that impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Bank. In particular, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. Additionally, the Federal Reserve Board expects to finalize single counterparty credit limits and early remediation requirements for foreign banking organizations at a later date. In addition, foreign banking organizations with consolidated U.S. assets of $50 billion or more (excluding the assets of U.S. branches and agencies) will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold all of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis. In consideration of certain enhanced prudential requirements under the Federal Reserve Board’s Regulation YY, we established a new U.S. bank holding company, Mizuho Americas, which is a wholly owned direct subsidiary of Mizuho Bank, and brought our U.S. bank subsidiaries, Mizuho bank (USA) and Mizuho Trust & Banking Co. (USA), and our U.S. securities broker dealer, Mizuho Securities USA Inc., together as subsidiaries under the holding company. The establishment of Mizuho Americas was part of a larger internal corporate reorganization, which was taken with the aim of, among other things, strengthening corporate governance practices and operations.

Under Section 619 of the Dodd-Frank Act, also known as the so-called “Volcker Rule,” any insured depository institution; any insured depository institution holding company; any non-U.S. bank with branches in the United States, such as Mizuho Bank; and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. U.S. financial regulators approved final rules implementing Section 619 of the Dodd-Frank Act on December 10, 2013. At the time of their release, these final rules included an initial conformance period requiring banking entities to bring their activities and investments into compliance by July 21, 2015, absent further extension by the Federal Reserve Board. On December 18, 2014, the Federal Reserve Board announced an extension to the Volcker Rule conformance period, giving banking entities until July 21, 2016 to conform investments in and relationships with covered funds and foreign funds that were in place prior to December 31, 2013 (“legacy covered funds”). The Federal Reserve Board also announced its intention to act in the future to grant banking entities an additional one-year extension of the conformance period until July 21, 2017, to conform ownership interests in and relationships with these legacy covered funds. The Federal Reserve Board did not act to extend the conformance period for proprietary trading activities.

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

Legacy guarantees

During the period covered by this disclosure, Mizuho Bank was party to two legacy counter guarantees that were opened in connection with activities of its customers for the benefit of Iranian banks. When such guarantees were entered into, the banks in question, which are related to the Government of Iran, had not been designated under U.S. Executive Orders (“E.O.”) 13224 or 13382, although they were subsequently so designated. Mizuho Bank maintained these guarantees post-designation only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions. As contractual obligations, these guarantees cannot be exited by Mizuho Bank unilaterally. In the fiscal year ended March 31, 2016, Mizuho Bank received fees of approximately ¥0.7 million attributable to these guarantees and net profits of less than that amount. Mizuho Bank did not pay guarantee fees to Iranian banks during this period. Mizuho Bank continues to seek to terminate these counter guarantees to the extent permitted under applicable laws.

Activities through correspondent banking accounts

In the fiscal year ended March 31, 2016, Mizuho Bank conducted no fund transfer through accounts it maintains for or at a limited number of Iranian banks related to the Government of Iran and a bank designated under E.O. 13224. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2016 attributable to fees for maintaining such accounts was less than ¥0.1 million, with a net profit of less than that amount. Mizuho Bank will process transfers through these accounts only under the limited circumstances where the transfer would conform to Mizuho Bank’s compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2016:

Notes:

(1)	DIAM, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.
(2)	On July 1, 2016, Mizuho Americas was established as a U.S. bank holding company, wholly owned by Mizuho Bank, and Mizuho’s primary U.S. subsidiaries were reorganized under the umbrella of the holding company.
(3)	In September 2015, we and The Dai-ichi Life Insurance Company, Limited reached basic agreement on integrating the asset management functions of both groups, namely, DIAM, the asset management function of Mizuho Trust & Banking, Mizuho Asset Management and Shinko Asset Management. In July 2016, DIAM, Mizuho Trust & Banking, Mizuho Asset Management and Shinko Asset Management entered into an integration agreement. We and The Dai-ichi Life Insurance Company will hold 51% and 49% voting rights in the new company, respectively. The effective date of integration will be October 1, 2016, subject to certain conditions precedent, and the name of the new company, which is expected to become a consolidated subsidiary of ours, will be “Asset Management One.”

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2016:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	95.8%	95.8%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7%	100.0%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6%	98.6%
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Shinko Asset Management Co., Ltd.	Japan	Investment management	99.6%	99.6%
Mizuho Realty Co., Ltd.	Japan	Real estate agency	86.7%	76.9%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
UC Card Co., Ltd.	Japan	Credit card	51.0%	51.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2015 and 2016:

	At March 31,
	2015	2016
	(in millions of yen)
Land	¥563,295	¥552,205
Buildings	822,229	827,458
Equipment and furniture	450,656	463,205
Leasehold improvements	82,610	88,195
Construction in progress	14,745	20,656
Software	862,353	1,086,124

Total	2,795,888	3,037,843
Less: Accumulated depreciation and amortization	1,163,403	1,199,853

Premises and equipment—net	¥1,632,485	¥1,837,990

Our head office is located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The headquarter buildings of Mizuho Financial Group and Mizuho Bank are each leased from a third party.

The total area of land related to our material office and other properties at March 31, 2016 was approximately 761,000 square meters for owned land and approximately 16,000 square meters for leased land.

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

In September 2015, we and The Dai-ichi Life Insurance Company, Limited reached basic agreement on integrating the asset management functions of both groups, namely DIAM, the asset management function of

Mizuho Trust and Banking, Mizuho Asset Management and Shinko Asset Management. In July 2016, DIAM, Mizuho Trust & Banking, Mizuho Asset Management and Shinko Asset Management entered into an integration agreement. The effective date of integration will be October 1, 2016, subject to certain conditions precedent. The new company’s name will be “Asset Management One,” and it is expected to become a consolidated subsidiary of ours. This is aimed to enhance our asset management business as the fourth pillar of our One MIZUHO strategy.

In April 2016, we introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

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

Investment gains (losses)—net primarily include net gains and losses on sales of marketable securities, such as equity and bond investments. In addition, impairment losses are recognized when management concludes that declines in the fair value of investments are other-than-temporary.

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

The principal items included in fee and commission expenses are fee and commission expenses for remittance services, which mainly include commission expenses paid in connection with remittance transactions and the securities-related businesses, which mainly include transactions costs such as brokerage fees paid.

Operating Environment

We operate principally in Japan, and our performance has generally tracked the macro economy of Japan.

Since the fiscal year ended March 31, 2013, the gradual recovery in the global economy has continued, although some weaknesses in the recovery have been seen in some regions. In the fiscal year ended March 31, 2016, this recovery has continued, particularly in the major industrialized countries, but uncertainty and instability in the global economy have increased. Under such conditions, it remains necessary to monitor increasing geopolitical risks, especially the effect of the United Kingdom’s referendum to leave the European Union, the economic outlook for China and emerging countries and trends in crude oil prices, which recently have caused turmoil in financial markets and concern about a slowdown of the global economy. In the United States, although some adverse effects were recognized due partly to the strong U.S. dollar, low crude oil prices and weakened overseas economies, the economy continued to recover as employment conditions improved and consumer spending picked up. In December 2015, the Federal Open Market Committee decided to raise the target range for the federal funds rate to 0.25-0.5%. The Committee also announced that “the stance of monetary policy remains accommodative after this increase, thereby supporting further improvement in labor market conditions and a return to 2% inflation.” It is expected that the steady recovery in the economy will continue, while the movement toward normalizing monetary policy, which would be particularly influenced by financial markets and the increased uncertainty in overseas economies, requires continued monitoring. In Europe, while the pace of economic growth was slowing, the economies in the Euro area continued to recover gradually, in addition to steady recovery in the United Kingdom. Although it is expected that the economies of the region will continue to follow a track to recovery, the effect of the slowdown of the economies in emerging countries and conflicts in Ukraine, and trends in monetary policy require continued monitoring. Additionally, in June 2016, the United Kingdom voted to leave the European Union in a referendum. This could lead to increasing uncertainty and political turmoil in Europe. In Asia, overall economic growth lacked momentum, due partly to the weakening in exports. In the coming year, it is expected that growth of the regional economy will remain gradual fueled in part by the improvement of exports to the United States and Europe. However, rising U.S. interest rates could result in capital withdrawal from the region and weakening currencies and lead to monetary policy tightening, which could lead to a further slowdown in the regional economy. In addition, the political situation in certain regions also requires monitoring. In China, although the economy continued to grow, the pace of economic growth was significantly slower. The Chinese government itself described the current situation of China’s economy as the “New Normal,” under which it is expected to continue to grow at a medium to high rate. However, the possibility of a further slowdown in growth is causing concern due mainly to issues such as excess equipment in the manufacturing sector, trends in the real estate market and excessive corporate debt. In Japan, although there were improvements in employment conditions, the Japanese economy has been in a “leveling off” phase, in part because private consumption has continued to be weak. As for the future outlook of the Japanese economy, it is expected to generally continue on its recovery path, supported by such factors as growth in consumer spending backed by a recovery in employee wages and the benefits of low crude oil prices. However, the risk of a slowdown in overseas economies, especially in China and emerging countries, trends in monetary easing policy aiming to achieve the price stability target of 2% and financial markets, especially the recent strength of the yen, and their respective effects on the Japanese economy, continue to require monitoring.

Key indicators of Japanese economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis increased by 2.0% in the fiscal years ended March 31, 2014, decreased by 0.9% in the fiscal year ended March 31, 2015, and increased by 0.8% in the fiscal year ended March 31, 2016. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased consecutively from the second quarter of calendar year 2014 through the first quarter of calendar year 2015 and increased consecutively from the second quarter of calendar year 2015 through the first quarter of calendar year 2016.

•

The Japanese government has been stating in its monthly economic reports that “the Japanese economy is on a moderate recovery,” while noting that “weakness can be seen in some areas” from October 2015 through February 2016, and that “weakness can be seen recently” from March 2016 through June 2016. The report in June 2016 also generally repeated recent observations, noting that “private consumption is almost flat, while consumer confidence appears to be pausing,” “business investment is picking up,” “firms’ judgment on current business conditions shows cautiousness,” “the employment situation is improving,” “industrial production is flat” and “exports are almost flat.” The report also notes that “corporate profits improvement appears to be pausing” and “consumer prices (excluding fresh food, petroleum products and other specific components) are rising at a slower tempo recently.”

•

Japan’s core nationwide consumer price index increased by 0.8% and 2.8% in the fiscal years ended March 31, 2014 and 2015, respectively, and the index was unchanged in the fiscal year ended March 31, 2016.

The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2013 through the first quarter of 2016:

•

In January 2013, the Bank of Japan announced that it would set a “price stability target” at 2% in terms of the year-on-year rate of change in the consumer price index and introduced the “open-ended asset purchasing method” under the asset purchase program, pursuant to which financial assets will be purchased on a monthly basis without setting any termination date, for the purpose of taking additional steps to provide monetary accommodation decisively. In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing and that it would continue with the easing which aims to achieve the price stability target of 2% until that target is maintained in a stable manner. Under the easing, the Bank of Japan changed the main operating target for money market operations from the uncollateralized overnight call rate to the monetary base, and announced that it would double the monetary base and the amounts outstanding of Japanese government bonds as well as exchange-traded funds (“ETFs”) in two years and more than double the average remaining maturity of Japanese government bonds purchases. In October 2014, for the purpose of further enhancing monetary easing to overcome deflation, the Bank of Japan announced that it would expand the “quantitative and qualitative monetary easing.” In particular, the Bank of Japan also announced that it would expand the monetary base to be increased at an annual pace of about ¥80 trillion (an addition of about ¥10-20 trillion compared with the past). Moreover, the Bank of Japan announced that it would expand the purchases of the Japanese government bonds to be increased at an annual pace of about ¥80 trillion (an addition of about ¥30 trillion compared with the past) and expand the purchases of ETFs and Japan real estate investment trusts so that their amounts outstanding would be increased at an annual pace of ¥3 trillion (tripled compared with the previously announced amount) and ¥90 billion (tripled compared with the previously announced amount), respectively. Additionally, the Bank of Japan announced it would make ETFs that track the JPX-Nikkei Index 400 eligible for purchase. In December 2015, the Bank of Japan decided to adopt supplementary measures for “quantitative and qualitative monetary easing.” The Bank of Japan decided to establish a new program for purchasing ETFs at an annual pace of about ¥300 billion, which will be implemented from April 2016, in addition to the current program of ETF purchases described above. Under this new program, the Bank of Japan will purchase ETFs composed of stocks issued by firms that are proactively making investment in physical and human capital. The Bank of Japan also announced that it would extend the average remaining maturity of Japanese government bonds that it purchases from about 7 to 10 years to about 7 to 12 years in order to facilitate the flexible and smooth purchase of Japanese government bonds. In January 2016, the Bank of Japan decided that, beginning February 2016, it would introduce “quantitative and qualitative monetary easing with a negative interest rate,” a three-tier system in which the outstanding balance of each financial institution’s current account at the Bank of Japan, and that balances falling under the lowest tier would be subject to a negative interest rate of minus 0.1%. The Bank of Japan also announced that it would pursue monetary easing by making full uses of possible measures in terms of three dimensions; quantity, quality and interest rate. The Bank of Japan’s negative interest rate policy and any future expansion of such policy may negatively impact our domestic interest spread and interest income for us and other Japanese banks and have other unforeseen side effects on the functioning of and competition within the Japanese financial markets.

The following charts show movements in long-term rates from January 2013 to June 2016, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates from January 2013 to June 2016, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market:

•

According to the Bank of Japan, the aggregate monthly average balance of bank loans compared with that of the previous year started to increase in October 2011 and has continued to increase, with the rate of increase gradually rising, through March 2016.

•

The CDS index called Markit iTraxx Japan, which is composed of 50 of the most liquid investment grade CDSs for Japanese entities, rose to 85.1 basis points as of March 31, 2016 from 57.5 basis points as of March 31, 2015, but fell to 67.8 basis points as of June 30, 2016. For information on financial transactions for hedging in relation to credit derivatives, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business—Financial transactions entered into for hedging and other similar purposes could adversely affect our financial condition and results of operations.”

•

According to Teikoku Databank, a Japanese research institution, there were 10,102 corporate bankruptcies in the fiscal year ended March 31, 2014, involving approximately ¥2.7 trillion in total liabilities, 9,044 corporate bankruptcies in the fiscal year ended March 31, 2015, involving approximately ¥1.9 trillion in total liabilities, and 8,408 corporate bankruptcies in the fiscal year ended March 31, 2016, involving approximately ¥1.9 trillion in total liabilities. The number of corporate bankruptcies decreased from a year earlier for the seventh consecutive year, but the amount of total liabilities increased by approximately ¥0.02 trillion from the previous fiscal year.

•

According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE with a March 31 fiscal year end, excluding financial institutions and companies newly listed during the relevant fiscal year, increased from ¥33.2 trillion and ¥20.4 trillion, respectively, for the fiscal year ended March 31, 2014, to ¥35.2 trillion and ¥21.3 trillion, respectively, for the fiscal year ended March 31, 2015. For the fiscal year ended March 31, 2016, while the aggregate ordinary profits increased to ¥35.8 trillion, the aggregate net income decreased to ¥20.5 trillion.

•

According to the Bank of Japan, total financial assets of households increased from ¥1,638.4 trillion as of March 31, 2014 to ¥1,715.7 trillion as of March 31, 2015 but decreased to ¥1,705.5 trillion as of March 31, 2016. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2013 through the first quarter of 2016:

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 19.6% to ¥14,827.83 during the fiscal year ended March 31, 2014, followed by a 29.5% increase to ¥19,206.99 during the fiscal year ended March 31, 2015 and a 12.7% decrease to ¥16,758.67 during the fiscal year ended March 31, 2016. Thereafter, the Nikkei Stock Average decreased to ¥15,575.92 as of June 30, 2016. The following chart shows the daily closing price of the Nikkei Stock Average from January 2013 to June 2016:

•

The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥102.98 to $1.00 as of March 31, 2014, ¥120.21 to $1.00 as of March 31, 2015, and ¥112.43 to $1.00 as of March 31, 2016. Thereafter, the yen strengthened to ¥102.70 to $1.00 as of June 30 2016. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2013 to June 2016:

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan increased by 10.6% in the fiscal year ended March 31, 2014, decreased by 10.8% in the fiscal year ended March 31, 2015, and increased by 4.6% in the fiscal year ended March 31, 2016.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published land prices in Japan decreased by 0.6%, 0.4% and 0.2% during calendar years 2013, 2014 and 2015, respectively.

Capital Improvements

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

Strengthening of Stable Capital Base

In the fiscal year ended March 31, 2016, we strengthened our capital base mainly as a result of earning ¥670.9 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, since April 2015, we have redeemed various securities that are eligible Tier 1/Tier 2 capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2015, we redeemed ¥355.0 billion, ¥72.5 billion and ¥25.0 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose companies in December 2008, August 2009 and September 2009, respectively. In June 2016, we redeemed $600.0 million and ¥400.0 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose companies in March 2006 and January 2007, respectively. On July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016 and delivered shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock. With respect to Tier 2 capital, in December 2015, we redeemed ¥30.0 billion of dated subordinated bonds issued by our subsidiary bank. In January 2016, we redeemed ¥30.0 billion of dated subordinated bonds issued by our subsidiary bank.

With respect to Additional Tier 1 capital new issuances, in July 2015, we issued ¥300.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments to qualified institutional investors in Japan. In addition, on July 15, 2016, we announced our decision to issue ¥460 billion of Additional Tier 1 perpetual subordinated bonds with optional-redemption clause and write-down clause through public offerings to wholesale investors in Japan. With respect to Tier 2 capital new issuances, in June 2015, we issued ¥50.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale investors in Japan. In October 2015, we issued $750.0 million of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments to overseas wholesale investors. In June 2016, we issued ¥155.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to retail investors in Japan.

Our Common Equity Tier 1 capital ratio under Basel III was 9.43% and 10.50% as of March 31, 2015 and 2016, respectively.

Steady Returns to Shareholders

We paid cash dividends with respect to the fiscal year ended March 31, 2016 of ¥7.5 per share of common stock (including interim dividend payments of ¥3.75 per share), which was the same amount as the annual cash dividend per share of the previous fiscal year.

We continuously consider the optimal balance between strengthening of stable capital base and steady returns to shareholders. We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework and determine cash dividend payments for each term.

Business Trends

See “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Item 5. Operating and Financial Review and Prospects —Financial Condition.”

Others

Exposure to Certain European Countries (GIIPS)

In Europe, fiscal problems in certain countries, including Greece, Ireland, Italy, Portugal and Spain, have affected the financial system and the real economy, and the uncertainty concerning European economic activity continues to present a risk of a downturn in the world economy. As of March 31, 2016, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $9.8 billion in exposure to obligors in such countries. The breakdown by country and by type of obligor was as follows:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of US dollars)
Greece	$—	$—	$—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	—	—	—
Ireland	1.5	3.3	1.8
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	1.5	3.3	1.8
Italy	1.9	3.1	1.2
Sovereign	0.5	0.7	0.2
Financial Institutions	—	0.1	0.1
Others	1.4	2.3	0.9
Portugal	0.3	0.3	—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.3	0.3	—
Spain	2.7	3.1	0.4
Sovereign	0.1	—	(0.1)
Financial Institutions	0.2	0.1	(0.1)
Others	2.4	3.0	0.6
Total	$6.4	$9.8	$3.4
Sovereign	0.6	0.7	0.1
Financial Institutions	0.2	0.2	—
Others	5.6	8.9	3.3

Notes:

(1)	Figures in the above table are on a managerial accounting basis. The difference between the exposure based on U.S. GAAP and that based on managerial accounting is attributable mainly to the netting of derivatives exposure as described in footnote 2 below and does not have a material impact on total exposure amounts set forth in the above table.
(2)	Figures in the above table represent gross exposure except for derivatives exposure which takes into consideration legally enforceable master netting agreements.

Exposure to Russia and Brazil

As for our exposure to obligors in Russia and Brazil, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $3.5 billion and $7.6 billion in exposure as of March 31, 2015, respectively, which decreased to $2.6 billion and $7.4 billion as of March 31, 2016, respectively. The exposure amounts are on a managerial accounting basis, and footnotes 1 and 2 to the table immediately above are similarly applicable to these amounts.

Filing of Corporate Governance Report

In June 2015, we filed our “Corporate Governance Report,” which describes our actions in response to the Corporate Governance Code, with the Tokyo Stock Exchange. After considering each principle of the code based on our intent and spirit, we have decided to comply with all of the principles.

The report discloses our policy regarding cross–holdings of shares of other listed companies and our standards for the exercise of voting rights associated with cross-shareholdings. We and our core subsidiaries (Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities) set out our basic policy in the report. This policy states that unless we consider these holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding corporate governance and the potential impact on our financial position associated with stock market volatility risk. Our considerations of whether such holdings are meaningful will include perspectives such as growth potential, outlook, or revitalization as well as the results of studies on present and future economic feasibility and profitability. Further, we will actively exercise voting rights through constructive dialogue with our customers.

In accordance with our policy regarding cross-holdings and standards for the exercise of voting rights, we will continue to improve the corporate value of both us and our customers over the medium to long term through constructive dialogue with our customers based on relationships of trust and the exercise of voting rights.

Regarding our plans related to cross-shareholdings disposal, according to our assessment results for the fiscal year ended March 31, 2016, we determined the necessary aggregate reduction amount to be approximately 40% of our total Japanese stock portfolio (included within other securities which have readily determinable fair value, and based on acquisition cost) as of March 31, 2015. Our total Japanese stock portfolio as of March 31, 2015 was approximately ¥1,962.9 billion, and we reduced such amount by ¥115.7 billion during the fiscal year ended March 31, 2016.

Enhancing Collaboration with Orient Corporation

In July 2015, we announced that we and Mizuho Bank will further enhance collaboration with Orient Corporation (“Orico”), our equity method affiliate, in order to meet diversified customer needs with group-wide comprehensive financial services. In connection with the foregoing, we increased our voting rights ratio in Orico from approximately 22% currently to 49%. Orico continues to be an equity method affiliate of ours after the increase.

Strengthening Our Asset Management Business

In order to make asset management the “Fourth Pillar” of our business, we have been promoting the integration of group-wide asset management functions and strengthening capabilities to respond to customer needs. In September 2015, we and The Dai-ichi Life Insurance Company, Limited reached basic agreement on integrating the asset management functions of both groups, namely DIAM, the asset management function of Mizuho Trust and Banking, Mizuho Asset Management and Shinko Asset Management. In July 2016, DIAM, Mizuho Trust & Banking, Mizuho Asset Management and Shinko Asset Management entered into an integration agreement. The effective date of integration will be October 1, 2016, subject to certain conditions precedent. The new company’s name will be “Asset Management One,” and it is expected to become a consolidated subsidiary of ours. This is aimed to enhance our asset management business as the fourth pillar of our One MIZUHO strategy. With a view to enhancing asset management functions, in September 2015, we agreed to enter into a strategic capital and business alliance with Matthews International Capital Management LLC. In October 2015, we in cooperation with BlackRock Asset Management North Asia Limited launched “BlackRock Japan Multi-Income Equity Fund” in Hong Kong based on the business alliance between BlackRock, Inc. and us. Moreover, in December 2015, Mizuho Trust & Banking acquired the entire issued shares of Simplex Real Estate Management Inc. and Simplex REIT Partners Inc. through Simplex Investment Advisors Inc. which is our newly established consolidated subsidiary (the other two companies are also our new consolidated subsidiaries).

Japanese Tax Reforms

In March 2016, the National Diet of Japan approved a package of tax reforms that included the reducing of the effective corporate tax rate by approximately 2.4%. We expect that the tax reductions will affect our balance of net deferred tax assets in the fiscal years since they are adopted, and thus could negatively affect our net income for such periods.

Establishing Our U.S. Bank Holding Company

In July 2016, with consideration of the Federal Reserve Board’s proposed rule to come into effect on July 1, 2016 regarding the operations of foreign banking organizations with U.S. operations, we established a U.S. Bank Holding Company (“BHC”), Mizuho Americas, which is wholly owned by Mizuho Bank, and brought its primary U.S.-based banking, securities and institutional custody services (trust banking) entities together under the holding company.

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

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions of yen)
Interest and dividend income	¥1,423	¥1,458	¥1,500
Interest expense	402	412	495

Net interest income	1,021	1,046	1,005
Provision (credit) for loan losses	(126)	(60)	35

Net interest income after provision (credit) for loan losses	1,147	1,106	970
Noninterest income	1,083	1,801	1,884
Noninterest expenses	1,504	1,639	1,657

Income before income tax expense	726	1,268	1,197
Income tax expense	226	438	347

Net income	500	830	850
Less: Net income (loss) attributable to noncontrolling interests	2	27	—

Net income attributable to MHFG shareholders	¥498	¥803	¥850

Executive Summary

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net interest income decreased by ¥41 billion, or 3.9%, from the previous fiscal year to ¥1,005 billion in the fiscal year ended March 31, 2016 due to a decrease in net domestic interest and dividend income of ¥79 billion, offset in part by an increase in net foreign interest and dividend income of ¥38 billion. The decrease in net domestic interest and dividend income was due mainly to decreases in interest and dividend income from domestic investments and in interest income from domestic loans. The decreases in interest and dividend income from domestic investments and in interest income from domestic loans were due to decreases in the average balances as well as decreases in the average yields, reflecting a decline in yen interest rate levels. The increase in net foreign interest and dividend income was due mainly to increases in interest income from foreign loans and in interest and dividend income from foreign investments, offset in part by an increase in interest expense on foreign deposits and foreign short-term borrowings. The increase in interest income from foreign loans was due mainly to an increase in the average balance, especially in Western Europe as well as an increase in the average yields. The increase in interest and dividend income from foreign investments was due to an increase in the average balance, reflecting an increase in U.S. treasury bond holdings, as well as an increase in the average yield. The increase in interest expenses on foreign deposits was due mainly to an increase in the average rates, reflecting a rise in short-term interest rate levels of the U.S. dollar, as well as an increase in the average balance. The increase in interest expenses on foreign short-term borrowings was due mainly to an increase in the average rates, reflecting a rise in short-term interest rate levels of the U.S. dollar. We recorded a provision for loan losses of ¥35 billion in the fiscal year ended March 31, 2016 compared to a credit for loan losses of ¥60 billion in the previous fiscal year. We recorded a modest level of provision for loan losses in the fiscal year ended March 31, 2016, reflecting how the Japanese economy was in a “leveling off” phase as described in “—Overview—Operating Environment,” whereas we recorded a credit for loan losses in the fiscal year ended March 31, 2015, reflecting how the Japanese economy was in a “gradual recovery” phase.

Noninterest income increased by ¥83 billion, or 4.6%, from the previous fiscal year to ¥1,884 billion in the fiscal year ended March 31, 2016. The increase was due mainly to foreign exchange gains—net of ¥114 billion compared to foreign exchange losses—net of ¥35 billion in the previous fiscal year and an increase in fee and commissions income of ¥27 billion, offset in part by a decrease in trading account gains—net of ¥131 billion and a decrease in investment gains—net of ¥7 billion. The change in foreign exchange gains (losses)—net was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2016. The increase in fees and commissions income was due mainly to an increase in fee and commission from deposits and lending business and an increase in fees for other customer services. The decrease in trading account gains (losses)—net was due mainly to a decrease in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected and a decrease in gains related to the change in the fair value of domestic equity securities, offset in part by an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP. The decrease in investment gains—net was due mainly to a decrease in investment gains related to bonds, offset in part by an increase in investment gains related to equity securities.

Noninterest expenses increased by ¥18 billion, or 1.1%, from the previous fiscal year to ¥1,657 billion in the fiscal year ended March 31, 2016. The increase was due mainly to an increase in salaries and employee benefits of ¥29 billion, offset in part by an increase in credit for losses on off-balance-sheet instruments of ¥13 billion. The increase in salaries and employee benefits was due mainly to an increase in overseas personnel expenses, offset in part by a decrease in employee retirement benefit expenses. The increase in credit for losses on off-balance-sheet instruments was due mainly to a decrease in allowance for losses on guarantees and reimbursement of debentures.

As a result of the foregoing, income before income tax expense decreased by ¥71 billion, or 5.6%, from the previous fiscal year to ¥1,197 billion in the fiscal year ended March 31, 2016. Income tax expense decreased by ¥91 billion, or 20.8%, from the previous fiscal year to ¥347 billion in the fiscal year ended March 31, 2016, due to decreases in both current tax expense and deferred tax expense.

Net income increased by ¥20 billion, or 2.4%, from the previous fiscal year to ¥850 billion in the fiscal year ended March 31, 2016. Net income attributable to noncontrolling interests decreased by ¥27 billion from the previous fiscal year to ¥0 billion in the fiscal year ended March 31, 2016, due mainly to deconsolidation of certain investment funds. As a result, net income attributable to MHFG shareholders increased by ¥47 billion, or 5.9%, from the previous fiscal year to ¥850 billion in the fiscal year ended March 31, 2016.

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

Noninterest income increased by ¥718 billion, or 66.3%, from the previous fiscal year to ¥1,801 billion in the fiscal year ended March 31, 2015. The increase was due mainly to trading account gains—net of ¥690 billion compared to trading account losses—net of ¥60 billion in the previous fiscal year, offset in part by foreign exchange losses—net of ¥35 billion compared to foreign exchange gains—net of ¥26 billion in the previous fiscal year. The change in trading account gains (losses)—net was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected and an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP. The decrease in foreign exchange gains (losses)—net was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2015.

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

Net Interest Income

The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014			2015			2016
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥10,995	¥12	0.10%	¥15,900	¥20	0.12%	¥29,485	¥30	0.10%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	4,048	8	0.21	4,771	8	0.17	4,309	10	0.22
Trading account assets	6,937	24	0.35	6,755	32	0.47	5,262	16	0.31
Investments	34,481	155	0.45	31,690	127	0.40	25,625	88	0.34
Loans	54,230	634	1.17	54,207	593	1.09	52,866	565	1.07

Total interest-earning assets	110,691	833	0.75	113,323	780	0.69	117,547	709	0.60

Deposits	73,858	53	0.07	77,126	50	0.06	81,090	60	0.07
Short-term borrowings(1)	20,471	29	0.14	17,342	24	0.14	15,139	22	0.15
Trading account liabilities	2,836	12	0.42	2,629	14	0.52	2,092	13	0.61
Long-term debt	9,046	178	1.97	11,730	175	1.49	14,242	176	1.23

Total interest-bearing liabilities	106,211	272	0.26	108,827	263	0.24	112,563	271	0.24

Net	4,480	561	0.49	4,496	517	0.45	4,984	438	0.36

Foreign:
Interest-bearing deposits in other banks	4,878	22	0.45	5,689	29	0.51	6,639	38	0.57
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	11,961	34	0.28	10,862	33	0.30	10,465	50	0.48
Trading account assets	11,780	137	1.16	11,950	142	1.19	11,602	135	1.16
Investments	1,910	48	2.52	2,850	79	2.77	3,058	102	3.34
Loans	17,420	349	2.00	21,634	395	1.83	24,279	466	1.92

Total interest-earning assets	47,949	590	1.23	52,985	678	1.28	56,043	791	1.41

Deposits	14,695	80	0.55	19,801	100	0.51	20,958	154	0.73
Short-term borrowings(1)	20,598	28	0.13	20,326	28	0.14	18,982	58	0.31
Trading account liabilities	1,319	19	1.44	1,692	17	1.05	1,195	8	0.69
Long-term debt	764	3	0.39	268	4	1.66	1,441	4	0.26

Total interest-bearing liabilities	37,376	130	0.35	42,087	149	0.36	42,576	224	0.53

Net	10,573	460	0.88	10,898	529	0.92	13,467	567	0.88

Total:
Total interest-earning assets	158,640	1,423	0.90	166,308	1,458	0.88	173,590	1,500	0.86
Total interest-bearing liabilities	143,587	402	0.28	150,914	412	0.27	155,139	495	0.32

Net	¥15,053	¥1,021	0.62	¥15,394	¥1,046	0.61	¥18,451	¥1,005	0.54

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Interest and dividend income increased by ¥42 billion, or 2.9%, from the previous fiscal year to ¥1,500 billion in the fiscal year ended March 31, 2016. Domestic interest and dividend income accounted for ¥709 billion of the total amount, a decrease of ¥71 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥791 billion, an increase of ¥113 billion from the previous fiscal year.

Due to the monetary policies of the Bank of Japan, such as continuous monetary easing and the negative interest rate policy that began in February 2016, our domestic loan and deposit rate margin has become narrower. Reflecting a decline in short-term interest rate levels of the yen, the average yield on domestic loans decreased by 0.02% from the previous fiscal year to 1.07% in the fiscal year ended March 31, 2016, while the average rate on domestic interest-bearing deposits increased by 0.01% from the previous fiscal year to 0.07% in the fiscal year ended March 31, 2016. Our domestic funding structure is stable, primarily consisting of individual customer deposits. The average yield on foreign loans increased by 0.09% from the previous fiscal year to 1.92% in the fiscal year ended March 31, 2016, and the average rate on foreign interest-bearing deposits increased by 0.22% from the previous fiscal year to 0.73% in the fiscal year ended March 31, 2016. We continue initiatives to increase foreign currency-denominated deposits. We place further emphasis on the importance of profitability in the lending business and look to counter the effects of negative impact of negative interest rates and others.

The decrease in domestic interest and dividend income was due mainly to decreases in interest and dividend income from domestic investments and in interest income from domestic loans. The decreases in interest and dividend income from domestic investments and in interest income from domestic loans were due to decreases in the average balances as well as decreases in the average yields, reflecting a decline in yen interest rate levels. Changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥40 billion, and changes in the average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥31 billion, resulting in the ¥71 billion decrease in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to increases in interest income from foreign loans and in interest and dividend income from foreign investments. The increase in interest income from foreign loans was due mainly to an increase in the average balance, especially in Western Europe, as well as an increase in the average yields. The increase in interest and dividend income from foreign investments was due to an increase in the average balance, reflecting an increase in U.S. treasury bond holdings, as well as an increase in the average yield. Changes in the average yields on foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥56 billion, and changes in the average balance of foreign interest-earning assets contributed to an overall increase of ¥57 billion, resulting in the ¥113 billion increase in foreign interest and dividend income.

Interest expense increased by ¥83 billion, or 20.1%, from the previous fiscal year to ¥495 billion in the fiscal year ended March 31, 2016. Domestic interest expense accounted for ¥271 billion of the total amount, an increase of ¥8 billion from the previous fiscal year, and foreign interest expense accounted for ¥224 billion of the total amount, an increase of ¥75 billion from the previous fiscal year.

The increase in domestic interest expense was due mainly to increases in interest expense on domestic deposits and long-term debt. The increase in domestic deposits was due to an increase in the average rates as well as an increase in the average balance. The increase in domestic long-term debt was due to an increase in the average balance, offset in part by a decrease in the average rates reflecting a decline in interest rate levels of yen. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥20 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥28 billion, resulting in the ¥8 billion increase in domestic interest expense.

The increase in foreign interest expense was due mainly to increases in interest expense on foreign deposits and foreign short-term borrowings. The increase in foreign interest expense on foreign deposits was due mainly to an increase in the average rates, reflecting a rise in short-term interest rate levels of the U.S. dollar as well as an increase in the average balance of foreign deposits. The increase in foreign interest expense on foreign short-term borrowings was due mainly to an increase in the average rates, reflecting a rise in short-term interest rate levels of the U.S. dollar. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥72 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥3 billion, resulting in the ¥75 billion increase in foreign interest expense.

As a result of the foregoing, net interest income decreased by ¥41 billion, or 3.9%, from the previous fiscal year to ¥1,005 billion. The average interest rate spread declined by 0.07% from the previous fiscal year to 0.54% in the fiscal year ended March 31, 2016. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods with respect to domestic assets and liabilities and increased by similar rates with respect to foreign assets and liabilities.

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

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

We recorded a provision for loan losses of ¥35 billion in the fiscal year ended March 31, 2016 compared to a credit for loan losses of ¥60 billion in the previous fiscal year. We recorded a modest level of provision for loan losses in the fiscal year ended March 31, 2016, reflecting how the Japanese economy was in a “leveling off” phase as described in “—Overview—Operating Environment,” whereas we recorded a credit for loan losses in the fiscal year ended March 31, 2015, reflecting how the Japanese economy was in a “gradual recovery” phase.

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

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions of yen)
Fee and commission	¥676	¥716	¥743
Fee and commission from securities-related business	170	172	176
Fee and commission from deposits and lending business	114	131	144
Fee and commission from remittance business	109	110	110
Trust fees	49	50	50
Fees for other customer services	234	253	263
Foreign exchange gains (losses)—net	26	(35)	114
Trading account gains (losses)—net	(60)	690	559
Investment gains (losses)—net	238	271	264
Investment gains (losses) related to bonds	60	104	66
Investment gains (losses) related to equity securities	175	163	192
Others	3	4	6
Equity in earnings (losses) of equity method investees—net	28	18	29
Gains on disposal of premises and equipment	10	3	10
Other noninterest income	165	138	165

Total noninterest income	¥1,083	¥1,801	¥1,884

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Noninterest income increased by ¥83 billion, or 4.6%, from the previous fiscal year to ¥1,884 billion in the fiscal year ended March 31, 2016. The increase was due mainly to foreign exchange gains—net of ¥114 billion compared to foreign exchange losses—net of ¥35 billion in the previous fiscal year and an increase in fees and commissions income of ¥27 billion, offset in part by a decrease in trading account gains—net of ¥131 billion and a decrease in investment gains—net of ¥7 billion.

Fee and commission

Fee and commission increased by ¥27 billion, or 3.8%, from the previous fiscal year to ¥743 billion in the fiscal year ended March 31, 2016. The increase was due mainly to an increase in fee and commission from deposits and lending business of ¥13 billion and an increase in fees for other customer services of ¥10 billion. The increase in fee and commission from deposits and lending business was due mainly to an increase in domestic lending transactions, and the increase in fees for other customer services was due mainly to an increase in fees related to derivative transactions.

We aim to develop into a Financial Services Consulting Group both in Japan and overseas by using our group strengths to provide customers with financial solutions, improving our presence in targeted business areas and obtaining additional financial transaction business. We are pursuing deepened collaboration among banking, trust, securities and asset management functions to strengthen fee businesses and to increase and enhance non-interest income. We seek to realize customer needs and observe fiduciary duties at the highest level and utilize our strength as a group and support the “shift from savings to investment” and contribute to the invigoration of individuals’ financial assets. We also aim to minimize the negative impact from the negative interest rate policy of the Bank of Japan on income by strengthening non-interest income through measures such as strengthening investment products sales by capturing the ongoing flow from savings to investments among retail customers.

Foreign exchange gains (losses)—net

Foreign exchange gains (losses)—net was a gain of ¥114 billion in the fiscal year ended March 31, 2016 compared to a loss of ¥35 billion in the previous fiscal year. The change was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2016.

Trading account gains (losses)—net

Trading account gains (losses)—net decreased by ¥131 billion, or 19.0%, from the previous fiscal year to ¥559 billion in the fiscal year ended March 31, 2016. The decrease was due mainly to a decrease in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected, reflecting a decrease in foreign currency-denominated bonds due to sales and redemptions and the effect of a lower decline in long-term interest rates than in the previous fiscal year, and a decrease in gains related to changes in the fair value of domestic equity securities reflecting declines in stock market prices, especially in our consolidated investment funds, offset in part by an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. For further information on the fair value option, see note 27 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains—net decreased by ¥7 billion, or 2.6%, from the previous fiscal year to ¥264 billion in the fiscal year ended March 31, 2016. The decrease was due mainly to a decrease in investment gains related to bonds of ¥38 billion, or 36.5%, from the fiscal year ended March 31, 2015 to ¥66 billion in the fiscal year ended March 31, 2016, offset in part by an increase in investment gains related to equity securities of ¥29 billion, or

17.8%, from the fiscal year ended March 31, 2015 to ¥192 billion in the fiscal year ended March 31, 2016. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds in the fiscal year ended March 31, 2016, reflecting a decrease in the amount of bonds sold. The increase in investment gains related to equity securities was due mainly to an increase in gains on sales of investment account equity securities in the fiscal year ended March 31, 2016, reflecting our continued efforts to decrease our cross-shareholdings. We continue our reallocation of management resources to key strategies while mitigating the risk of stock price fluctuation.

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

Trading account gains (losses)—net

Trading account gains (losses)—net was a gain of ¥690 billion in the fiscal year ended March 31, 2015 compared to a loss of ¥60 billion in the previous fiscal year. The change was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected, reflecting a decline in long-term interest rates, and an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. For further information on the fair value option, see note 27 to our consolidated financial statements included elsewhere in this annual report.

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

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions of yen)
Salaries and employee benefits	¥587	¥605	¥634
General and administrative expenses	487	530	548
Impairment of goodwill	4	—	6
Occupancy expenses	172	189	196
Fee and commission expenses	122	134	146
Provision (credit) for losses on off-balance-sheet instruments	12	(3)	(16)
Other noninterest expenses	120	184	143

Total noninterest expenses	¥1,504	¥1,639	¥1,657

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Noninterest expenses increased by ¥18 billion, or 1.1%, from the previous fiscal year to ¥1,657 billion in the fiscal year ended March 31, 2016. The increase was due mainly to an increase in salaries and employee benefit expenses of ¥29 billion, offset in part by an increase in credit for losses on off-balance-sheet instruments of ¥13 billion.

Our costs and expenses were generally flat, compared with the previous fiscal year. Going forward, we aim to absorb an expected increase in expenses associated with forward looking strategic investments and next-generation IT systems through the realization of investment effects and cost structure reform impacts as well as pursuit of operational efficiencies. In pursuit of operational efficiencies, we aim to improve productivity and eliminate waste thereby securing necessary resources to further generate added value for our customers, and enhance operations by allocating management resources to further improve cost competitiveness.

Salaries and employee benefits

Salaries and employee benefits increased by ¥29 billion, or 4.8%, from the previous fiscal year to ¥634 billion in the fiscal year ended March 31, 2016 due mainly to an increase in personnel expenses, offset in part by a decrease in employee retirement benefit expenses. The increase in personnel expenses was due mainly to an increase in overseas personnel expenses, including strategic expenses related to overseas expansion. The increase in strategic expenses related to overseas expansion was absorbed by strict cost control and fluctuations in exchange rates. The decrease in employee retirement benefit expenses was due mainly to a decrease in the amortization of net actuarial loss, which primarily reflects past recoveries of the fair value of plan assets. Additional information regarding pension and other employee benefit plans is included in note 20 to our consolidated financial statements included elsewhere in this annual report.

Provision (credit) for losses on off-balance-sheet instruments

Credit for losses on off-balance-sheet instruments increased by ¥13 billion from the previous fiscal year to ¥16 billion in the fiscal year ended March 31, 2016 due mainly to a decrease in allowance for losses on guarantees and reimbursement of debentures.

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

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2014, 2015 and 2016:

	Fiscal years ended March 31,
	2014	2015	2016
	(in billions of yen)
Current:
Domestic	¥93	¥184	¥163
Foreign	43	72	61

Total current tax expense	136	256	224
Deferred:
Domestic	95	187	127
Foreign	(5)	(5)	(4)

Total deferred tax expense (benefit)	90	182	123

Total income tax expense	¥226	¥438	¥347

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Income tax expense decreased by ¥91 billion, or 20.8%, from the previous fiscal year to ¥347 billion in the fiscal year ended March 31, 2016, due to a decrease in current tax expense of ¥32 billion and a decrease in deferred tax expense of ¥59 billion. The decrease in current tax expense was due mainly to a decrease in the taxable income of a principal banking subsidiary. The decrease in deferred tax expense was due mainly to decreases in the temporary differences of our principal banking subsidiaries.

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was at immaterial levels of overall deferred tax assets at both March 31, 2015 and March 31, 2016, while the reliance was reduced from approximately one-fifth to immaterial levels of overall deferred tax assets during the fiscal year ended March 31, 2015.

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

The following table shows components of deferred tax assets (liabilities) as of March 31, 2014, 2015 and 2016:

	As of March 31,
	2014	2015	2016
	(in billions of yen)
Deferred tax assets:
Investments	¥724	¥576	¥522
Allowance for loan losses	267	225	179
Derivative financial instruments	29	9	—
Net operating loss carryforwards	449	392	342
Trading securities	20	—	—
Other	204	198	170

Gross deferred tax assets	1,693	1,400	1,213

Valuation allowance	(444)	(389)	(340)

Deferred tax assets, net of valuation allowance	1,249	1,011	873
Deferred tax liabilities:
Available-for-sale securities	659	910	711
Prepaid pension cost and accrued pension liabilities	133	218	175
Derivative financial instruments	—	—	57
Trading securities	—	39	23
Undistributed earnings of subsidiaries	12	28	12
Premises and equipment	11	3	1
Other	62	49	39

Gross deferred tax liabilities	877	1,247	1,018

Net deferred tax assets (liabilities)	¥372	¥(236)	¥(145)

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net income (loss) attributable to noncontrolling interests decreased by ¥27 billion from the previous fiscal year to ¥0 billion in the fiscal year ended March 31, 2016. The decrease was due mainly to deconsolidation of certain investment funds.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Net income (loss) attributable to noncontrolling interests increased by ¥25 billion from the previous fiscal year to ¥27 billion in the fiscal year ended March 31, 2015.

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥47 billion, or 5.9%, from the previous fiscal year to ¥850 billion in the fiscal year ended March 31, 2016.

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

We engage in banking, trust banking, securities and other businesses through our consolidated subsidiaries and affiliates. As these subsidiaries and affiliates operate in different industries and regulatory environments, we disclose business segment information based on the relevant principal consolidated subsidiaries such as Mizuho Bank (the former Mizuho Bank and the former Mizuho Corporate Bank), Mizuho Trust & Banking and Mizuho Securities for investors to measure the present and future cash flows properly.

The operating segments of Mizuho Bank are aggregated based on the type of customer characteristics into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others. Mizuho Trust & Banking and Mizuho Securities also constitute reportable segments respectively.

For a brief description of our each business segment, see note 31 to our consolidated financial statements included elsewhere in this annual report. Beginning in April 1, 2016, we reorganized the above operating units into five in-house companies and two units.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2016 were ¥2,221.6 billion, a decrease of ¥26.1 billion compared to the fiscal year ended March 31, 2015. Consolidated general and administrative expenses for the fiscal year ended March 31, 2016 were ¥1,345.0 billion, an increase of ¥23.8 billion compared to the fiscal year ended March 31, 2015. Consolidated net business profits for the fiscal year ended March 31, 2016 were ¥852.8 billion, a decrease of ¥24.1 billion compared to the fiscal year ended March 31, 2015.

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Fiscal year ended March 31, 2014(1)(2)
Gross profits:
Net interest income	¥933.8	¥800.1	¥164.6	¥60.4	¥170.7	¥77.3	¥30.7	¥128.9	¥167.5	¥133.7	¥40.2	¥2.9	¥131.4	¥1,108.3
Net noninterest income (expenses)	407.4	398.2	31.6	38.0	135.4	55.8	21.7	139.8	(24.1)	9.2	108.1	283.9	127.6	927.0

Total	1,341.2	1,198.3	196.2	98.4	306.1	133.1	52.4	268.7	143.4	142.9	148.3	286.8	259.0	2,035.3
General and administrative expenses	711.3	659.0	171.3	87.8	83.8	58.8	25.1	82.5	149.7	52.3	90.9	246.2	180.9	1,229.3
Others	(56.1)	—	—	—	—	—	—	—	—	(56.1)	(2.9)	—	(2.7)	(61.7)

Net business profits (losses)	¥573.8	¥539.3	¥24.9	¥10.6	¥222.3	¥74.3	¥27.3	¥186.2	¥(6.3)	¥34.5	¥54.5	¥40.6	¥75.4	¥744.3

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Fiscal year ended March 31, 2015(1)(3)
Gross profits:
Net interest income	¥1,087.3	¥934.9	¥213.4	¥77.6	¥179.5	¥99.6	¥33.3	¥147.1	¥184.4	¥152.4	¥39.4	¥1.8	¥0.9	¥1,129.4
Net noninterest income	598.4	560.6	48.7	53.7	128.0	79.8	27.4	164.9	58.1	37.8	122.6	335.8	61.5	1,118.3

Total	1,685.7	1,495.5	262.1	131.3	307.5	179.4	60.7	312.0	242.5	190.2	162.0	337.6	62.4	2,247.7
General and administrative expenses	904.7	833.7	233.5	118.4	94.4	76.5	30.3	92.6	188.0	71.0	94.5	268.0	54.0	1,321.2
Others	(43.2)	—	—	—	—	—	—	—	—	(43.2)	(3.7)	—	(2.7)	(49.6)

Net business profits	¥737.8	¥661.8	¥28.6	¥12.9	¥213.1	¥102.9	¥30.4	¥219.4	¥54.5	¥76.0	¥63.8	¥69.6	¥5.7	¥876.9

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Fiscal year ended March 31, 2016(1)
Gross profits:
Net interest income	¥959.4	¥830.1	¥214.8	¥75.7	¥173.0	¥97.5	¥32.5	¥175.5	¥61.1	¥129.3	¥36.1	¥5.4	¥2.8	¥1,003.7
Net noninterest income	675.3	633.7	45.0	53.1	143.7	77.5	31.8	185.1	97.5	41.6	130.7	343.8	68.1	1,217.9

Total	1,634.7	1,463.8	259.8	128.8	316.7	175.0	64.3	360.6	158.6	170.9	166.8	349.2	70.9	2,221.6
General and administrative expenses	903.3	833.3	234.4	118.6	91.9	75.2	29.8	122.1	161.3	70.0	99.1	279.3	63.3	1,345.0
Others	(22.1)	—	—	—	—	—	—	—	—	(22.1)	(4.2)	—	2.5	(23.8)

Net business profits (losses)	¥709.3	¥630.5	¥25.4	¥10.2	¥224.8	¥99.8	¥34.5	¥238.5	¥(2.7)	¥78.8	¥63.5	¥69.9	¥10.1	¥852.8

Notes:

(1)	“Others (h)” and “Others (k)” include the elimination of transactions between consolidated subsidiaries.
(2)	As for the fiscal year ended March 31, 2014, “Mizuho Bank (Non-consolidated)” represents the sum of the performance of the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second, third and fourth quarters, while “Others (h)” includes the performance of the former Mizuho Bank for the first quarter, in light of the merger of the former Mizuho Bank and the former Mizuho Corporate Bank conducted in July 2013.
(3)	Beginning on April 1, 2015, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of Mizuho Bank. Figures for the fiscal year ended March 31, 2015 have been reclassified under the new allocation methods.

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

	The former Mizuho Bank and the former Mizuho Corporate Bank
	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)
	(in billions of yen)
Fiscal year ended March 31, 2014(1):
Gross profits:
Net interest income	¥923.8	¥218.0	¥80.7	¥173.3	¥102.5	¥35.5	¥128.9	¥184.9
Net noninterest income (expenses)	460.3	39.8	49.8	140.4	70.1	24.1	139.8	(3.7)

Total	1,384.1	257.8	130.5	313.7	172.6	59.6	268.7	181.2
General and administrative expenses	791.1	226.4	116.7	87.2	77.7	29.0	82.5	171.6
Others	—	—	—	—	—	—	—	—

Net business profits	¥593.0	¥31.4	¥13.8	¥226.5	¥94.9	¥30.6	¥186.2	¥9.6

Note:

(1)	The former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013. Figures for the fiscal year ended March 31, 2014 represent the simple aggregation of the performance of the former Mizuho Bank and the former Mizuho Corporate Bank for the first quarter, and the new Mizuho Bank for the second, third and fourth quarters.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015

Gross profits for the fiscal year ended March 31, 2016 were ¥1,463.8 billion, a decrease of ¥31.7 billion, or 2.1%, compared to the fiscal year ended March 31, 2015. The decrease was attributable mainly to a decrease in income from trading and others due mainly to the appreciation of the yen against the dollar and other major currencies. This decrease was offset in part by increases in gross profits related to our customer groups due to an increase in income mainly in the Americas in international banking and noninterest income from derivative transactions in corporate banking (large corporations).

General and administrative expenses for the fiscal year ended March 31, 2016 decreased by ¥0.4 billion, or 0.0%, compared to the fiscal year ended March 31, 2015 to ¥833.3 billion. The decrease was due mainly to the effects of the appreciation of the yen against the dollar and other major currencies which were generally offset by an increase in strategic expenses related to overseas expansion.

As a result, net business profits for the fiscal year ended March 31, 2016 decreased by ¥31.3 billion, or 4.7%, compared to the fiscal year ended March 31, 2015 to ¥630.5 billion.

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

Mizuho Trust & Banking

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015

Gross profits for the fiscal year ended March 31, 2016 were ¥166.8 billion, an increase of ¥4.8 billion, or 3.0%, compared to the fiscal year ended March 31, 2015. The increase was attributable to an increase in noninterest income due mainly to gains on sales of Japanese government bonds.

General and administrative expenses for the fiscal year ended March 31, 2016 increased by ¥4.6 billion, or 4.9%, compared to the fiscal year ended March 31, 2015 to ¥99.1 billion. The increase was attributable mainly to an increase in personnel expenses and tax expenses.

As a result mainly of the foregoing, net business profits for the fiscal year ended March 31, 2016 decreased by ¥0.3 billion, or 0.5%, compared to the fiscal year ended March 31, 2015 to ¥63.5 billion.

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

Mizuho Securities

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015

Gross profits for the fiscal year ended March 31, 2016 were ¥349.2 billion, an increase of ¥11.6 billion, or 3.4%, compared to the fiscal year ended March 31, 2015. The increase was attributable mainly to an increase in trading income and fee and commission income related to underwriting and selling of equity securities and bonds, which reflected our involvement in large business transactions both inside and outside of Japan.

General and administrative expenses for the fiscal year ended March 31, 2016 increased by ¥11.3 billion, or 4.2%, compared to the fiscal year ended March 31, 2015 to ¥279.3 billion. The increase was due mainly to an increase in personnel expenses and information technology systems-related costs.

As a result, net business profits for the fiscal year ended March 31, 2016 increased by ¥0.3 billion, or 0.4%, compared to the fiscal year ended March 31, 2015 to ¥69.9 billion.

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

		Americas
	Japan	United States	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2014:
Total revenue(1)	¥1,783	¥274	¥76	¥153	¥219	¥2,505
Total expenses(2)	1,397	129	16	96	141	1,779

Income before income tax expense	386	145	60	57	78	726

Net income	¥198	¥130	¥60	¥54	¥58	¥500

Total assets at end of fiscal year	¥124,558	¥24,015	¥3,513	¥10,784	¥12,829	¥175,699

Fiscal year ended March 31, 2015:
Total revenue(1)	¥2,397	¥324	¥102	¥212	¥224	¥3,259
Total expenses(2)	1,460	211	24	134	162	1,991

Income before income tax expense	937	113	78	78	62	1,268

Net income	¥566	¥80	¥76	¥74	¥34	¥830

Total assets at end of fiscal year	¥127,473	¥31,075	¥4,871	¥10,881	¥15,820	¥190,120

Fiscal year ended March 31, 2016:
Total revenue(1)	¥2,288	¥434	¥46	¥188	¥428	¥3,384
Total expenses(2)	1,534	282	29	126	216	2,187

Income before income tax expense	754	152	17	62	212	1,197

Net income	¥465	¥137	¥15	¥51	¥182	¥850

Total assets at end of fiscal year	¥133,162	¥28,985	¥4,228	¥11,617	¥15,824	¥193,816

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

In the fiscal year ended March 31, 2016, 54.7% of our net income was derived from Japan, 16.1% from the United States, 1.8% from the Americas excluding the United States, 6.0% from Europe and 21.4% from Asia/Oceania excluding Japan, and others. At March 31, 2016, 68.7% of total assets were allocated to Japan, 14.9% to the United States, 2.2% to the Americas excluding the United States, 6.0% to Europe and 8.2% to Asia/Oceania excluding Japan, and others.

In Japan, total revenue decreased by ¥109 billion from the previous fiscal year due primarily to a decrease in trading account gains—net, and to a decrease in interest and dividend income. The decrease in trading account gains—net was due mainly to a decrease in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected, reflecting a decrease in the balance of foreign currency-denominated bonds due to sales and redemptions and the effect of a lower decline in long-term interest rates than in the previous fiscal year, offset in part by an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. The decrease in interest and dividend income was due mainly to a decrease in interest income from domestic loans and investments, which in turn was due mainly to a decrease in the average balance as well as a decrease in the average yield. Total expenses increased by ¥74 billion from the previous fiscal year due mainly to a decrease in credit for loan losses. In addition, income tax expense decreased by ¥82 billion from the previous fiscal year to ¥289 billion in the fiscal year ended March 31, 2016. As a result, net income in Japan decreased by ¥101 billion. Total assets in Japan increased by ¥5,689 billion due primarily to an increase in interest-bearing deposits in other banks, offset in part by a decrease in investment securities.

In the United States, total revenue increased by ¥110 billion due primarily to increases in interest and dividend income and fee and commission. The increase in interest and dividend income was due mainly to an increase in interest income from loans, which in turn was due mainly to an increase in the average balance. The increase in fee and commission was due mainly to an increase in fees related to loan related business. Total expenses increased by ¥71 billion due mainly to increases in provision for loan losses, interest expense on payables under repurchase agreements and securities lending transactions and salaries and employee benefits. As a result, net income in the United States increased by ¥57 billion. Total assets in the United States decreased by ¥2,090 billion due primarily to a decrease in trading account assets.

In the Americas excluding the United States, total revenue decreased by ¥56 billion due primarily to a decrease in trading account gains—net. Total expenses increased by ¥5 billion due mainly to an increase in impairment of goodwill. As a result, net income in the Americas excluding the United States decreased by ¥61 billion. Total assets in the Americas excluding the United States decreased by ¥643 billion due primarily to a decrease in other assets.

In Europe, total revenue decreased by ¥24 billion due primarily to decreases in investment gains—net and interest income from trading account assets, offset in part by increases in fee and commission and interest income from loans. Total expenses decreased by ¥8 billion due mainly to a decrease in other noninterest expenses. As a result, net income in Europe decreased by ¥23 billion. Total assets in Europe increased by ¥736 billion due primarily to an increase in loans, offset in part by a decrease in interest-bearing deposits in other banks.

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥204 billion due primarily to an increase in other noninterest income including foreign exchange gains (losses)—net. Total expenses increased by ¥54 billion due mainly to increases in interest expense on interest-bearing deposits, and salaries and employee benefits. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥148 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥4 billion due primarily to increases in trading account assets and investment securities, offset in part by a decrease in loans.

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

In Japan, total revenue increased by ¥614 billion from the previous fiscal year due primarily to the change from trading account losses—net in the previous fiscal year to trading account gains—net in the fiscal year ended March 31, 2015, offset in part by a decrease in interest and dividend income. The change in trading account gains (losses)—net was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected, reflecting a decline in long-term interest rates, and an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. The decrease in interest and dividend income was due mainly to a decrease in interest income from domestic loans and investments, which in turn was due mainly to a decrease in the average yields, reflecting a decline in interest rate levels of yen. Total expenses increased by ¥63 billion from the previous fiscal year due to an increase in general and administrative expenses and a decrease in credit for loan losses. The increase in general and administrative expenses was due mainly to increases in domestic consumption tax, reflecting the rise in the consumption tax rate, as well as increases in IT-related costs and advertising expenses. Credit for loan losses decreased due primarily to an increase in allowance for loan losses on impaired loans related to certain domestic borrowers, although we continued to record a credit for loan losses and recorded a decrease in allowance for loan losses on non-impaired loans as a result of upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy. In addition, income tax expense increased by ¥183 billion from the previous fiscal year to ¥371 billion in the fiscal year ended March 31, 2015. As a result, net income in Japan increased by ¥368 billion. Total assets in Japan increased by ¥2,915 billion due primarily to an increase in interest-bearing deposits in other banks, offset in part by a decrease in investment securities.

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

Financial Condition

Assets

Our assets as of March 31, 2015 and 2016 were as follows:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
Cash and due from banks	¥1,528	¥1,323	¥(205)
Interest-bearing deposits in other banks	27,853	35,327	7,474
Call loans and funds sold	444	894	450
Receivables under resale agreements	8,582	7,806	(776)
Receivables under securities borrowing transactions	4,059	3,407	(652)
Trading account assets	29,416	30,021	605
Investments	33,416	30,885	(2,531)
Loans	78,048	77,555	(493)
Allowance for loan losses	(520)	(451)	69

Loans, net of allowance	77,528	77,104	(424)
Premises and equipment—net	1,632	1,838	206
Due from customers on acceptances	139	110	(29)
Accrued income	280	274	(6)
Goodwill	12	19	7
Intangible assets	54	49	(5)
Deferred tax assets	58	57	(1)
Other assets	5,119	4,702	(417)

Total assets	¥190,120	¥193,816	¥3,696

Total assets increased by ¥3,696 billion from March 31, 2015 to ¥193,816 billion as of March 31, 2016. This increase was due mainly to an increase of ¥7,474 billion in interest-bearing deposits in other banks, offset in part by a decrease of ¥2,531 billion in investments.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2015 and 2016:

	As of March 31,				Increase (decrease)
	2015		2016
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,224	10.5%	¥8,345	10.7%	¥121	0.2%
Construction and real estate	7,354	9.4	7,734	9.9	380	0.5
Services	4,273	5.5	4,656	6.0	383	0.5
Wholesale and retail	5,587	7.1	5,409	7.0	(178)	(0.1)
Transportation and communications	3,157	4.1	3,268	4.2	111	0.1
Banks and other financial institutions	3,853	4.9	3,632	4.7	(221)	(0.2)
Government and public institutions	4,612	5.9	3,395	4.4	(1,217)	(1.5)
Other industries(1)	5,080	6.5	4,619	5.9	(461)	(0.6)
Individuals	11,870	15.2	11,514	14.8	(356)	(0.4)
Mortgage loans	11,022	14.1	10,590	13.6	(432)	(0.5)
Other	848	1.1	924	1.2	76	0.1

Total domestic	54,010	69.1	52,572	67.6	(1,438)	(1.5)
Foreign:
Commercial and industrial	16,688	21.3	17,320	22.3	632	1.0
Banks and other financial institutions	6,077	7.8	6,382	8.2	305	0.4
Government and public institutions	1,011	1.3	1,175	1.5	164	0.2
Other(1)	426	0.5	274	0.4	(152)	(0.1)

Total foreign	24,202	30.9	25,151	32.4	949	1.5

Subtotal	78,212	100.0%	77,723	100.0%	(489)	—

Less: Unearned income and deferred loan fees—net	(164)		(168)		(4)

Total loans before allowance for loan losses	¥78,048		¥77,555		¥(493)

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses decreased by ¥493 billion from March 31, 2015 to ¥77,555 billion as of March 31, 2016. Loans to domestic borrowers decreased by ¥1,438 billion to ¥52,572 billion due mainly to a decrease in loans to government and public institutions.

Loans to foreign borrowers increased by ¥949 billion from March 31, 2015 to ¥25,151 billion as of March 31, 2016. The increase in loans to foreign borrowers was due mainly to an increase in loans to commercial and industrial, mainly in Western Europe.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 69.1% to 67.6% while that of loans to foreign borrowers against gross total loans increased from 30.9% to 32.4%, and loans to foreign borrowers were regionally diversified.

Impaired Loans

General

In accordance with our group’s credit risk management policies, we use an internal rating system that consists of credit ratings and pool allocations as the basis of our risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to groups of small balance, homogeneous loans. We pool loans with similar risk characteristics, and the risk is assessed and managed according to such pools. We generally review the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures. The table below presents our definition of obligor ratings used by Mizuho Bank and Mizuho Trust & Banking:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch(1)	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Note:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring or 90 days or more delinquent debt, and we consider all such loans impaired.

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

We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2016, the balance of restructurings that are troubled debt restructurings was ¥532 billion, and the balance of restructurings that are not troubled debt restructurings was ¥83 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2016 was ¥34 billion.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2015 and 2016 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2015		2016
	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥480	5.8%	¥374	4.5%	¥(106)	(1.3)%
Construction and real estate	101	1.4	77	1.0	(24)	(0.4)
Services	71	1.7	66	1.4	(5)	(0.3)
Wholesale and retail	150	2.7	147	2.7	(3)	0.0
Transportation and communications	36	1.1	29	0.9	(7)	(0.2)
Banks and other financial institutions	5	0.1	3	0.1	(2)	0.0
Other industries	1	0.0	4	0.0	3	0.0
Individuals	143	1.2	123	1.1	(20)	(0.1)

Total domestic	987	1.8	823	1.6	(164)	(0.2)
Foreign	188	0.8	167	0.7	(21)	(0.1)

Total impaired loans	¥1,175	1.5	¥990	1.3	¥(185)	(0.2)

Impaired loans decreased by ¥185 billion, or 15.7%, from March 31, 2015 to ¥990 billion as of March 31, 2016. Impaired loans to domestic borrowers decreased by ¥164 billion due primarily to a decrease in manufacturing as a result of the restructuring of certain domestic borrowers. Impaired loans to foreign borrowers decreased by ¥21 billion due primarily to upgrades related to some borrowers and the strengthening of the yen against other major currencies, with the effect of the appreciation of the yen against other currencies contributing to approximately one-third of the ¥21 billion decrease.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans decreased from 1.5% as of March 31, 2015 to 1.3% as of March 31, 2016 due to a decrease in impaired loans. The percentage of impaired loans net of allowance to gross total loans net of allowance decreased from 0.84% as of March 31, 2015 to 0.70% as of March 31, 2016 due to a decrease in impaired loans net of allowance.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2015 and 2016:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥352	¥289	¥(63)
Allowance for loan losses on non-impaired loans (B)	168	162	(6)

Total allowance for loan losses (C)	520	451	(69)

Impaired loans requiring an allowance for loan losses (D)	1,025	861	(164)
Impaired loans not requiring an allowance for loan losses (E)	150	129	(21)
Non-impaired loans(2) (F)	77,037	76,733	(304)

Gross total loans (G)	¥78,212	¥77,723	¥(489)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	34.37%	33.59%	(0.78)%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.22	0.21	(0.01)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.67	0.58	(0.09)

Notes:

(1)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥388 billion and ¥348 billion as of March 31, 2015 and 2016 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥69 billion from March 31, 2015 to ¥451 billion as of March 31, 2016. This decrease was due mainly to a decrease of ¥63 billion in allowance for loan losses on impaired loans. The allowance for loan losses on impaired loans decreased due mainly to the restructuring of certain domestic borrowers and upgrades related to some borrowers. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.09% to 0.58%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 0.78% to 33.59%.

The primary factors behind the gap between the 13.3% decrease in allowance for loan losses and the 0.6% decrease in the balance of gross total loans in the fiscal year ended March 31, 2016 compared to the previous fiscal year consisted mainly of the decrease in allowance for loan losses on impaired loans due to the restructuring of certain domestic borrowers and general improvements in our loan portfolio.

In the fiscal year ended March 31, 2016, impaired loans decreased by 15.8% due mainly to a decrease in domestic impaired loans. Allowance for loan losses on impaired loans decreased by 17.9%.

The coverage ratio for impaired loans increased by 1.3% as of March 31, 2016 compared to the previous fiscal year. The increase was due to how the percentage decrease in impaired loans was greater than the percentage decrease in allowance for loan losses.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2015 and 2016:

	Fiscal years ended March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥626	¥520	¥(106)
Provision (credit) for loan losses	(60)	35	95
Charge-offs:
Domestic:
Manufacturing	(8)	(37)	(29)
Construction and real estate	(3)	(2)	1
Services	(2)	(4)	(2)
Wholesale and retail	(15)	(14)	1
Transportation and communications	(1)	(5)	(4)
Individuals	(10)	(8)	2

Total domestic charge-offs	(39)	(70)	(31)
Foreign	(40)	(42)	(2)

Total charge-offs	(79)	(112)	(33)

Recoveries:
Domestic:
Manufacturing	2	2	—
Construction and real estate	4	1	(3)
Services	2	2	—
Wholesale and retail	3	8	5
Transportation and communications	1	1	—
Other industries	1	—	(1)
Individuals	3	2	(1)

Total domestic recoveries	16	16	—
Foreign	7	5	(2)

Total recoveries	23	21	(2)

Net charge-offs	(56)	(91)	(35)
Others(1)	10	(13)	(23)

Balance at end of fiscal year	¥520	¥451	¥(69)

Note:

(1)	“Others” includes primarily foreign exchange translation.

We recorded a provision for loan losses of ¥35 billion in the fiscal year ended March 31, 2016 compared to a credit for loan losses of ¥60 billion in the fiscal year ended March 31, 2015. We recorded a modest level of provision for loan losses in the fiscal year ended March 31, 2016, reflecting how the Japanese economy was in a “leveling off” phase as described in “—Overview—Operating Environment,” whereas we recorded a credit for loan losses in the fiscal year ended March 31, 2015, reflecting how the Japanese economy was in a “gradual recovery” phase.

Charge-offs increased by ¥33 billion from the previous fiscal year to ¥112 billion for the fiscal year ended March 31, 2016. The increase was due to an increase in charge-offs of domestic loans mainly in connection with the restructuring of certain domestic borrowers.

Recoveries decreased by ¥2 billion from the previous fiscal year to ¥21 billion in the fiscal year ended March 31, 2016, reflecting a decrease in recoveries with respect to foreign loans.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which at March 31, 2015 and 2016 were as follows:

	As of March 31,						Increase (decrease)
	2015			2016
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥22,601	¥22,674	¥73	¥21,516	¥21,672	¥156	¥(1,085)	¥(1,002)	¥83
Japanese government bonds	17,391	17,414	23	15,672	15,763	91	(1,719)	(1,651)	68
Other than Japanese government bonds	5,210	5,260	50	5,844	5,909	65	634	649	15
Equity securities (marketable)	1,698	4,397	2,699	1,664	3,781	2,117	(34)	(616)	(582)

Total	¥24,299	¥27,071	¥2,772	¥23,180	¥25,453	¥2,273	¥(1,119)	¥(1,618)	¥(499)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	4,360	4,389	29	3,760	3,817	57	(600)	(572)	28
Agency mortgage-backed securities	1,287	1,289	2	1,059	1,056	(3)	(228)	(233)	(5)

Total	¥5,647	¥5,678	¥31	¥4,819	¥4,873	¥54	¥(828)	¥(805)	¥23

Available-for-sale securities decreased by ¥1,618 billion from March 31, 2015 to ¥25,453 billion at March 31, 2016. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions as a result of our risk management activities related to our bond portfolio. Held-to-maturity securities decreased by ¥828 billion from March 31, 2015 to ¥4,819 billion at March 31, 2016. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

The amount of our funding through deposits significantly exceeds our total loans. As a result, we allocate a significant portion of such excess among investments in debt securities, including Japanese government bonds and investments in equity securities consisting mainly of common stock of Japanese listed company customers. We will continue our efforts to dispose of cross-shareholdings in order to decrease the potential impact on our financial position due to fluctuations in stock prices, and to be able to fully perform financial intermediary functions even under periods of stress.

Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds. As of March 31, 2016, we had a total of ¥21,672 billion of available-for-sale debt securities within our investments, of which ¥15,763 billion was Japanese government bonds. We had ¥22,674 billion and ¥21,672 billion of available-for-sale debt securities as of March 31, 2015 and 2016, respectively, and net unrealized gains of ¥73 billion and ¥156 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. As the negative interest rate policy of the Bank of Japan started in February 2016 and the fluctuation in interest rates caused may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management including through the use of internal stress tests. Average remaining period of our Japanese government bond portfolio as of March 31, 2016 was approximately 2.5 years.

Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Cash and Due from Banks

Cash and due from banks decreased by ¥205 billion from March 31, 2015 to ¥1,323 billion at March 31, 2016. The decrease was due to net cash used in investing activities of ¥5,978 billion offset in part by net cash provided by financing activities of ¥5,559 billion and net cash provided by operating activities of ¥242 billion.

Liabilities

The following table shows our liabilities as of March 31, 2015 and 2016:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
Deposits	¥114,206	¥117,937	¥3,731
Due to trust accounts	1,241	4,467	3,226
Call money and funds purchased	5,091	2,521	(2,570)
Payables under repurchase agreements	19,612	16,833	(2,779)
Payables under securities lending transactions	2,462	2,845	383
Other short-term borrowings	1,583	2,080	497
Trading account liabilities	16,472	17,111	639
Bank acceptances outstanding	139	110	(29)
Income taxes payable	159	97	(62)
Deferred tax liabilities	294	202	(92)
Accrued expenses	154	182	28
Long-term debt	14,582	14,771	189
Other liabilities	5,935	6,477	542

Total liabilities	¥181,930	¥185,633	¥3,703

Total liabilities increased by ¥3,703 billion from March 31, 2015 to ¥185,633 billion at March 31, 2016. This increase was due primarily to an increase of ¥3,731 billion in deposits, offset in part by a decrease of ¥1,243 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2015 and 2016:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥13,576	¥16,108	¥2,532
Interest-bearing deposits	78,188	79,596	1,408

Total domestic deposits	91,764	95,704	3,940

Foreign:
Noninterest-bearing deposits	1,358	1,601	243
Interest-bearing deposits	21,084	20,632	(452)

Total foreign deposits	22,442	22,233	(209)

Total deposits	¥114,206	¥117,937	¥3,731

Deposits increased by ¥3,731 billion from March 31, 2015 to ¥117,937 billion at March 31, 2016. Domestic deposits increased by ¥3,940 billion from March 31, 2015 to ¥95,704 billion at March 31, 2016. Domestic interest-bearing deposits increased by ¥1,408 billion from March 31, 2015 to ¥79,596 billion at March 31, 2016 due mainly to an increase in ordinary deposits, offset in part by decreases in certificates of deposits and time deposits, and noninterest-bearing deposits increased by ¥2,532 billion to ¥16,108 billion at March 31, 2016 due mainly to increases in non-interest-bearing ordinary deposits and current accounts. Foreign deposits decreased by ¥209 billion from March 31, 2015 to ¥22,233 billion due mainly to a decrease in certificates of deposits, offset in part by increases in time deposits and current accounts.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2015 and 2016:

	As of March 31,						Increase (decrease)
	2015			2016
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥1,241	¥—	¥1,241	¥4,467	¥—	¥4,467	¥3,226	¥—	¥3,226
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	8,857	18,308	27,165	7,182	15,017	22,199	(1,675)	(3,291)	(4,966)
Other short-term borrowings	1,279	304	1,583	981	1,099	2,080	(298)	795	497

Total short-term borrowings	¥11,377	¥18,612	¥29,989	¥12,630	¥16,116	¥28,746	¥1,253	¥(2,496)	¥(1,243)

Short-term borrowings decreased by ¥1,243 billion from March 31, 2015 to ¥28,746 billion at March 31, 2016. Domestic short-term borrowings increased by ¥1,253 billion due mainly to an increase in due to trust accounts, offset in part by a decrease in call money and funds purchased. Foreign short-term borrowings decreased by ¥2,496 billion due mainly to a decrease in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2015 and 2016:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥213	¥99	¥(114)
Common stock	5,590	5,703	113
Retained earnings	90	747	657
Accumulated other comprehensive income, net of tax	2,041	1,469	(572)
Treasury stock, at cost	(4)	(4)	—

Total MHFG shareholders’ equity	7,930	8,014	84
Noncontrolling interests	260	169	(91)

Total equity	¥8,190	¥8,183	¥(7)

Equity decreased by ¥7 billion from March 31, 2015 to ¥8,183 billion due mainly to decreases in accumulated other comprehensive income, net of tax and noncontrolling interests, offset in part by an increase in retained earnings.

Preferred stock decreased by ¥114 billion from March 31, 2015 to ¥99 billion at March 31, 2016 as a result of the conversion of preferred stock to common stock.

Common stock increased by ¥113 billion from March 31, 2015 to ¥5,703 billion at March 31, 2016 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

Retained earnings increased by ¥657 billion from March 31, 2015 to ¥747 billion at March 31, 2016. This increase was due to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2016 of ¥850 billion offset in part by dividend payments of ¥195 billion.

Accumulated other comprehensive income, net of tax decreased by ¥572 billion from March 31, 2015 to ¥1,469 billion at March 31, 2016 due to a decrease in net unrealized gains on available-for-sale securities of ¥338 billion, a decrease in foreign currency translation adjustments of ¥123 billion and a decrease in pension liability adjustments of ¥111 billion.

Treasury stock, at cost as of March 31, 2016 was the same level compared to that as of March 31, 2015.

Noncontrolling interests decreased by ¥91 billion from March 31, 2015 to ¥169 billion at March 31, 2016. The decrease was due mainly to deconsolidation of certain investment funds.

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

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥3,731 billion, or 3.3%, from the end of the previous fiscal year to ¥117,937 billion as of March 31, 2016. Our average balance of deposits for the fiscal year ended March 31, 2016 of ¥116,745 billion exceeded our average balance of loans for the same period by ¥39,600 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of June 30, 2016:

As of June 30, 2016
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1

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

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2016, the balance of Japanese government bonds included within our investments was ¥15.8 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (“LCR”) standard has been introduced in Japan. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, beginning with a minimum requirement of 70% during the period from January 1 to December 31, 2016. The Basel Committee on Banking Supervision (“BCBS”) issued final requirements for LCR-related disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Service Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015. Set forth below are the averages of the month-end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, for the three months ended March 31, 2016. All yen figures in this table are truncated.

Three months ended March 31, 2016
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥54,269
Net cash outflows (weighted)	42,337
LCR	128.2%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥48,186
Net cash outflows (weighted)	36,716
LCR	131.4%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥47,838
Net cash outflows (weighted)	36,088
LCR	132.7%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,238
Net cash outflows (weighted)	1,842
LCR	121.8%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,189
Net cash outflows (weighted)	1,763
LCR	124.3%

For more information on LCR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity.”

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

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the BCBS and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by the BCBS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the BCBS in July 2009. The revised guidelines, which became effective in December 2011, include the strengthening of rules governing trading book capital and the strengthening of the treatment of certain securitizations under the first pillar.

In December 2010, the BCBS issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the BCBS, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, we adopt the advanced internal ratings-based approach for credit risk. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed with respect to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. We adopt the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including certain modifications to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% and Common Equity Tier 1 capital ratio of 4.5%, on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

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

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred stock, preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2016 being ¥1,144.0 billion) and existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2016 being ¥962.9 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for G-SIBs to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in from January 2016 and will be fully implemented by January 2019. We were included in the list of G-SIBs updated in November 2015 and were allocated to the category that would require 1.0% of additional loss absorbency.

In November 2015, the Financial Services Agency published the revised capital adequacy guidelines to introduce the Basel III rules text regarding the capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and domestic systemically important banks (“D-SIBs”). These guidelines became effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier l capital under the revised guidelines, and if such buffer and requirement are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer is being phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures.

In December 2015, the Financial Services Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. We were designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applicable to us was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the FSB, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure is intended to restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is currently defined as Tier 1 capital, and the minimum leverage ratio is currently defined as 3%. The BCBS will monitor banks’ leverage ratio data in order to assess whether the design and calibration of a minimum Tier 1 leverage ratio of 3% is appropriate. Any final adjustments to the definition and calibration of the leverage ratio will be made by 2017, with a view to migrate to a Pillar 1 (minimum capital requirements) treatment on January 1, 2018, based on appropriate review and calibration.

As part of its ongoing review of the calculation of risk-weighted assets, in December 2014, the BCBS published two consultative documents on revisions to the standardized approach for credit risk (later revised in December 2015) and on the design of a capital floor framework based on standardized, non internal modeled approach. The revised proposals are part of a range of policy and supervisory measures that aim to enhance reliability and comparability of risk-weighted capital ratios across banks. The proposal on the revisions to standardized approach includes, among other things, to decrease mechanistic reliance on external credit rating agencies by introducing grade classification and due diligence requirements to the determination of risk weights. The proposal on the capital floor framework seeks to replace the current transitional capital floor based on the Basel I standard with a capital floor based on the revised standardized approach, which is currently under review as described above. Furthermore, in March 2016, the BCBS published a consultative document on the reduction of variation in credit risk-weighted assets. The document presented proposals which would remove the option to use the internal-ratings based approaches for credit risk for certain exposures, adopt exposure level, model-parameter floors for portfolios where the internal-ratings based approaches remain available, and provide greater specification of parameter estimation practices for portfolios where the internal-ratings based approaches remain available. The various proposals are intended to be complementary to one another, with the goal of reducing excessive variability in risk-weighted assets across banks. The schedule of implementation of the various proposals has not been stated explicitly.

Related to regulatory capital requirements, in November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, G-SIBs will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from January 1, 2019 and at least 18% as from January 1, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from January 1, 2019, and at least 6.75% from January 1, 2022.

Following the publication of the final TLAC standards for G-SIBs by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan. According to the Financial Services Agency’s approach, which is subject to change based on future international discussions, the preferred resolution strategy for G-SIBs in Japan is Single Point of Entry (“SPE”), resolution, in which resolution powers are applied to the top of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency plans to require bank holding companies of Japanese G-SIBs, which will be the resolution entities, to (i) meet the minimum external TLAC requirements provided under the FSB’s TLAC standard, and (ii) cause their material subsidiaries that are designated as systemically important by the Financial Services Agency, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the Financial Services Agency as having loss-absorbing and recapitalization capacity, or Internal TLAC. In addition, under the approach, Japanese G-SIBs would be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from 2019 and 3.5% of their consolidated risk-weighted assets from 2022 as their external TLAC.

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

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2013	March 2014	March 2015	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital	3.5%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	4.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.0%	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital	90.0%	80.0%	70.0%	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital	0.0%	20.0%	40.0%	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Additional loss absorbency requirements for G-SIBs and D-SIBs(1)	—	—	—	0.25%	0.50%	0.75%	1.0%	1.0%	1.0%	1.0%

Note:

(1)	Figures assume that the additional loss absorbency requirements applied to us as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis.

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

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2015 and 2016, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,			Increase (decrease)
	2015	2016
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥6,153.1	¥6,566.4		¥413.3
Additional Tier 1 capital	1,347.2	1,338.6		(8.6)

Tier 1 capital	7,500.3	7,905.0		404.7
Tier 2 capital	2,008.1	1,733.5		(274.5)

Total capital	¥9,508.4	¥9,638.6		¥130.1

Risk-weighted assets	¥65,191.9	¥62,531.1		¥(2,660.7)
Common Equity Tier 1 capital ratio	9.43%	10.50%		1.07%
Required Common Equity Tier 1 capital ratio	4.50	5.375	(1)	0.875
Tier 1 capital ratio	11.50	12.64		1.14
Required Tier 1 capital ratio	6.00	6.875	(1)	0.875
Total capital ratio	14.58	15.41		0.83
Required total capital ratio	8.00	8.875	(1)	0.875
Leverage ratio(2)	3.83	3.98		0.15

Notes:

(1)	The required ratios as of March 31, 2016 include those equivalent to a transitional capital conservation buffer of 0.625% and transitional additional loss absorbency requirements for a G-SIB and D-SIB of 0.25%. These buffer and additional loss absorbency requirements are applied to us, but not to our banking subsidiaries.

(2)	Due to the implementation of the leverage ratio requirements in Japan, public disclosure of the leverage ratio became required from March 31, 2015. Any final adjustments to the definition and calibration of the leverage ratio will be made by the BCBS by 2017.

Our total capital ratio as of March 31, 2016 was 15.41%, an increase of 0.83% compared to March 31, 2015. Our Tier 1 capital ratio as of March 31, 2016 was 12.64%, an increase of 1.14% compared to March 31, 2015. Our Common Equity Tier 1 capital ratio as of March 31, 2016 was 10.50%, an increase of 1.07% compared to March 31, 2015. The increases in each ratio were due mainly to a decrease in risk-weighted assets and to an increase in Common Equity Tier 1 capital. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2016.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2015 and 2016:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
Common Equity Tier 1 capital	¥6,153.1	¥6,566.4	¥413.3
Capital and stock surplus	3,152.2	3,267.0	114.7
Retained earnings	2,768.5	3,196.9	428.3
Treasury stock	(3.6)	(3.6)	—
Earnings to be distributed	(100.5)	(94.8)	5.7
Subscription rights to common shares	3.8	2.7	(1.0)
Accumulated other comprehensive income and other disclosed reserves	811.9	964.7	152.7
Common share capital issued by subsidiaries and held by third parties	12.1	14.7	2.6
Instruments and reserves subject to phase-out arrangements	49.1	32.4	(16.6)
Regulatory adjustments	(540.4)	(813.7)	(273.2)
Additional Tier 1 capital(1)(2)	1,347.2	1,338.6	(8.6)
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—	300.0	300.0
Additional Tier 1 instruments issued by subsidiaries and held by third parties	29.5	30.8	1.2
Eligible Tier 1 capital instruments subject to phase-out arrangements(1)(2)	1,458.1	1,144.0	(314.1)
Instruments subject to phase-out arrangements	(24.2)	(21.4)	2.7
Regulatory adjustments	(116.3)	(114.8)	(1.5)

Tier 1 capital(1)(2)	7,500.3	7,905.0	404.7

Tier 2 capital	2,008.1	1,733.5	(274.5)
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	150.0	324.5	174.5
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	180.4	169.0	(11.3)
Tier 2 instruments issued by subsidiaries and held by third parties	9.2	10.2	1.0
Eligible Tier 2 capital instruments subject to phase-out arrangements	1,108.8	962.9	(145.8)
General allowance for loan losses and eligible provisions included in Tier 2	4.6	6.0	1.4
Instruments and provisions subject to phase-out arrangements	730.7	374.0	(356.7)
Regulatory adjustments	(175.7)	(113.2)	62.5

Total capital(1)(2)	¥9,508.4	¥9,638.6	¥130.1

Notes:

(1)	As of March 31, 2016, the outstanding balance of our eleventh series class XI preferred stock was ¥98.9 billion. During the period from April 1, 2016 to June 30, 2016, holders of the preferred stock converted 23,832,500 shares (or ¥23.8 billion) by requesting us to acquire the preferred stock and deliver common stock to them. On July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016, and delivered shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock.
(2)	We redeemed ¥452.5 billion, $600.0 million and ¥400.0 billion of non-dilutive preferred securities in June 2015, June 2016 and June 2016, respectively.

Our Common Equity Tier 1 capital increased by ¥413.3 billion from ¥6,153.1 billion as of March 31, 2015 to ¥6,566.4 billion as of March 31, 2016. The increase was due mainly to an increase in retained earnings as a result of recording profit attributable to owners of parent (under Japanese GAAP) for the fiscal year ended March 31, 2016 and to the increase in accumulated other comprehensive income as of March 31, 2016, offset in part by the increase in regulatory adjustments as of March 31, 2016. Our Additional Tier 1 capital decreased by ¥8.6 billion from ¥1,347.2 billion as of March 31, 2015 to ¥1,338.6 billion as of March 31, 2016. The decrease was due mainly to the effect of the phase-out of recognition of non-dilutive preferred securities subject to phase-out arrangements offset in part by the issuance of perpetual subordinated bonds. As a result, our Tier 1 capital increased by ¥404.7 billion from ¥7,500.3 billion as of March 31, 2015 to ¥7,905.0 billion as of March 31, 2016.

Non-dilutive preferred securities issued by our overseas special purpose companies to investors are included within Additional Tier 1 capital and subject to phase-out arrangements. As of March 31, 2016, the outstanding balance of these securities was ¥1,045.1 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Additional Tier 1 capital as of March 31, 2016 and the total outstanding balance of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Outstanding balance of non-dilutive preferred securities included within Additional Tier 1 capital
	(in billions of yen)
June 2016	¥467.6	(1)
June 2018	274.5
June 2019	303.0

Note:

(1)	In June 2016, we redeemed all ¥467.6 billion of such non-dilutive preferred securities, denominated in yen (¥400.0 billion) and dollars ($600.0 million).

Our Tier 2 capital as of March 31, 2016 was ¥1,733.5 billion, a decrease of ¥274.5 billion compared to March 31, 2015. The decrease was due mainly to a decrease in unrealized gains on other securities and the redemptions of eligible Tier 2 capital instruments subject to phase-out arrangements offset in part by the issuance of dated subordinated bonds.

As a result of the above, total capital as of March 31, 2016 was ¥9,638.6 billion, an increase of ¥130.1 billion compared to March 31, 2015.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2015 and 2016:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
Risk-weighted assets:
Credit risk assets	¥58,602.7	¥57,588.4	¥(1,014.3)
Market risk equivalent assets	3,473.8	1,696.0	(1,777.7)
Operational risk equivalent assets	3,115.3	3,246.6	131.3

Total	¥65,191.9	¥62,531.1	¥(2,660.7)

Risk-weighted assets as of March 31, 2016 were ¥62,531.1 billion, a decrease of ¥2,660.7 billion compared to March 31, 2015. Credit risk assets decreased by ¥1,014.3 billion to ¥57,588.4 billion. Market risk equivalent assets decreased by ¥1,777.7 billion to ¥1,696.0 billion. Operational risk equivalent assets increased by ¥131.3 billion to ¥3,246.6 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2015 and 2016, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2015	2016
Mizuho Bank
Common Equity Tier 1 capital ratio	10.42%	10.81%	0.39%
Tier 1 capital ratio	12.13	12.75	0.62
Total capital ratio	15.30	15.46	0.16
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	16.67	18.21	1.54
Tier 1 capital ratio	16.68	18.21	1.53
Total capital ratio	19.21	19.52	0.31

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2016.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2016, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2015 and 2016:

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
Guarantees:
Performance guarantees	¥2,226	¥2,110	¥(116)
Guarantees on loans	325	297	(28)
Guarantees on securities	184	203	19
Other guarantees	1,556	1,571	15
Guarantees for the repayment of trust principal	140	1,141	1,001
Liabilities of trust accounts	14,936	12,747	(2,189)
Derivative financial instruments	22,216	15,792	(6,424)

	As of March 31,		Increase (decrease)
	2015	2016
	(in billions of yen)
Commitments:
Commitments to extend credit	¥71,750	¥75,742	¥3,992
Commercial letters of credit	584	448	(136)

Total commitments	¥72,334	¥76,190	¥3,856

See note 23 to our consolidated financial statements included elsewhere in this annual report for the description of the nature of the various types of guarantees and commitments.

The contractual or notional amounts of these instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, the amount under commitments to extend credit does not necessarily equal the impact that such commitment will have on our future cash flow, because many of these commitments expire without our making actual credit extensions up to the full commitment amount or at all. Also, many of the agreements related to the commitments to extend credit include terms that allow us to refuse, or reduce the amount of, credit extensions based on changes in the financial environment, declines in the obligor’s credit quality and other reasons. Finally, we receive collateral such as real estate and securities at the time of the contract as we deem necessary, and we regularly review the credit quality of the customer based on the internal guidelines and revise the terms of the contract as we deem necessary to manage credit risks.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities. For further information, see note 24 to our consolidated financial statements included elsewhere in this annual report.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2016:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥36,880	¥2,003	¥1,452	¥379	¥400	¥148	¥41,262
Certificates of deposit	11,691	73	3	—	61	—	11,828
Long-term debt	1,874	1,494	4,882	1,777	432	4,312	14,771
Capitalized leases	10	9	8	6	4	1	38
Operating leases	53	46	41	36	34	67	277

Total(1)(2)	¥50,498	¥3,616	¥6,378	¥2,192	¥929	¥4,527	¥68,138

Notes:

(1)	A contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥50 billion in the fiscal year ending March 31, 2017, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.
(2)	The amount of unrecognized tax benefits, which is not included in the above table, was ¥1.3 billion, of which ¥0.5 billion was interest and penalties, at March 31, 2016. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

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

	As of and for the fiscal year ended March 31, 2016
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥8,014.6	¥850.5
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	42.9	(193.6)
2. Investments	15.8	11.6
3. Loans	163.7	16.2
4. Allowances for loan losses and off-balance-sheet instruments	72.3	(12.5)
5. Premises and equipment	(55.5)	(20.1)
6. Land revaluation	184.5	(2.0)
7. Business combinations	(59.7)	(5.0)
8. Pension liabilities	36.6	1.5
9. Consolidation of variable interest entities	21.7	71.0
10. Deferred taxes	(264.2)	51.0
11. Foreign currency translation	—	(102.0)
12. Other	(2.1)	4.3

Japanese GAAP	¥8,170.6	¥670.9

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

With regard to internal-use software, under U.S. GAAP, the costs to develop or obtain software that allow for access to or conversion of old data by new systems are capitalized, while they are expensed when it occurs under Japanese GAAP. On the other hand, the general and administrative costs and the overhead costs are expensed as the costs of internal-use software under U.S. GAAP, but are capitalized under Japanese GAAP.

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

6.A. Directors and Senior Management

Directors

The following table provides information regarding the directors of Mizuho Financial Group as of June 30, 2016:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Yasuhiro Sato (Apr. 15, 1952)

Member of the Board of Directors

President & Group CEO (Representative Executive Officer)

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

		Mar. 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of the former Mizuho Corporate Bank, Ltd.	June 2017
		Apr. 2004	Managing Executive Officer / In charge of business promotion
		Mar. 2006	Executive Managing Director / Head of Corporate Banking Unit
		Apr. 2007	Deputy President / Chief Auditor
		Apr. 2009	President & CEO (until July 2013)
		June 2009	Member of the Board of Directors of Mizuho Financial Group, Inc.
		June 2011	Member of the Board of Directors of the former Mizuho Bank, Ltd.
President & Group CEO of Mizuho Financial Group, Inc. (until June 2014)
		July 2013	President & CEO of Mizuho Bank, Ltd.
		Apr. 2014	Member of the Board of Directors (current)
Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. (current)
Member of the Board of Directors of Mizuho Securities Co., Ltd. (current)
		June 2014	Member of the Board of Directors, President & Group CEO of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Shusaku Tsuhara (Jan. 6, 1960)	Member of the Board of Directors Senior Managing Executive Officer Head of Compliance Group (Group CCO) Senior Executive Managing Director of Mizuho Bank, Ltd.	Apr. 2010	Executive Officer / General Manager of Executive Secretariat of Mizuho Financial Group, Inc.	June 2017
		Apr. 2012	Managing Executive Officer / In charge of Branch Banking Group of the former Mizuho Bank, Ltd.
		July 2013	Managing Executive Officer / In charge of Corporate Banking of Mizuho Bank, Ltd.
		Apr. 2015	Senior Managing Executive Officer / Head of Compliance Group of Mizuho Financial Group, Inc.

Senior Executive Managing Director / Head of Compliance Group of Mizuho Bank, Ltd. (current)

		June 2015	Member of the Board of Directors, Senior Managing Executive Officer / Head of Compliance Group of Mizuho Financial Group, Inc. (current)

Ryusuke Aya (May 20, 1960)	Member of the Board of Directors Managing Executive Officer Head of Risk Management Group (Group CRO) Executive Managing Director of Mizuho Bank, Ltd.	Apr. 2010	General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.	June 2017
		Apr. 2012	Executive Officer / General Manager of Risk Management Division of Mizuho Financial Group, Inc. (until Nov. 2013)
Executive Officer / General Manager of Risk Management Division of the former Mizuho Bank, Ltd.
Executive Officer / General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.
		July 2013	Executive Officer / General Manager of Risk Management Division of Mizuho Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Nov. 2013	Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc. (until June 2014)
Managing Executive Officer / Head of Risk Management Group of Mizuho Bank, Ltd.
Managing Executive Officer / In charge of Risk Management Group of Mizuho Trust & Banking Co., Ltd.
Managing Executive Officer / In charge of Risk Management Group of Mizuho Securities Co., Ltd.
		Apr. 2014	Executive Managing Director / Head of Risk Management Group of Mizuho Bank, Ltd. (current)
		June 2014	Member of the Board of Directors, Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc. (current)

Koji Fujiwara (June 29, 1961)	Member of the Board of Directors Managing Executive Officer Head of Strategic Planning Group (Group CSO) Executive Managing Director of Mizuho Bank, Ltd.	Apr. 2010	General Manager of Investor Relations Division of Mizuho Financial Group, Inc.	June 2017
		Apr. 2012	Executive Officer / General Manager of Investor Relations Division
		Apr. 2014	Managing Executive Officer / Head of Strategic Planning Group
Executive Managing Director / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)
		June 2014	Member of the Board of Directors, Managing Executive Officer / Head of Strategic Planning Group of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Koichi Iida (Oct. 6, 1962)	Member of the Board of Directors Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO) Executive Managing Director of Mizuho Bank, Ltd.	Apr. 2011	General Manager of Syndicated Finance Structuring Division of the former Mizuho Corporate Bank, Ltd.	June 2017
		Apr. 2012	General Manager of Corporate Banking Division No.10
Head of Corporate Coverage Department I of Mizuho Securities Co., Ltd. (until Apr. 2016)
		July 2013	General Manager of Corporate Banking Division No.10 of Mizuho Bank, Ltd.
		Apr. 2015	Executive Officer / General Manager of Corporate Banking Division No.10
		Apr. 2016	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.
Executive Managing Director / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)
		June 2016	Member of the Board of Directors, Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc. (current)

Hideyuki Takahashi (Apr. 20, 1957)	Member of the Board of Directors Member of the Audit Committee Member of the Board of Directors of Mizuho Bank, Ltd.	Apr. 2007	Executive Officer / Senior Corporate Officer of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.	June 2017
		Apr. 2009	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit

		Apr. 2010	Managing Executive Officer / Chief Financial Officer and Chief Portfolio Management Officer

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Apr. 2011	Managing Executive Officer / Chief Financial Officer, Chief Portfolio Management Officer and Chief Information Officer
		Apr. 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

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

President & CEO of Mizuho Financial Strategy Co., Ltd. (until Apr. 2014)
		June 2012	Executive Managing Director / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.
		Apr. 2013	Deputy President / Head of Financial Control & Accounting Group (until Apr. 2014)

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Bank, Ltd.

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of the former Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of Financial Control & Accounting Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		July 2013	Deputy President & Executive Officer / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd.

		Apr. 2014	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

		June 2014	Member of the Board of Directors of Mizuho Bank, Ltd. (current)

Nobukatsu Funaki (Mar. 30, 1959)	Member of the Board of Directors Member of the Audit Committee	Mar. 2010	Audit & Supervisory Board Member of the former Mizuho Corporate Bank, Ltd. (until June 2013)	June 2017

		Apr. 2013	Audit & Supervisory Board Member (Outside Member) of Mizuho Securities Co., Ltd. (until June 2014)

		June 2013	Audit & Supervisory Board Member of Mizuho Financial Group, Inc.

		June 2014	Member of the Board of Directors (current)

Mitsuo Ohashi(1) (Jan. 18, 1936)

Member of the Board of Directors

Member of the Nominating Committee

Senior Counselor of Showa Denko K.K.

External Statutory Auditor of Fukoku Mutual Life Insurance Company

Representative Director and Chairman of the People’s Political Association

		Mar. 1959	Joined Mitsui Bank, Ltd.	June 2017
		Dec. 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		Mar. 1989	Director / General Manager of Corporate Planning Division
		Mar. 1993	Managing Director
		Mar. 1995	Senior Managing Director
		Mar. 1997	President and Chief Executive Officer
		Jan. 2005	Representative Director and Chairman of the Board of Directors

		June 2005	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

		Mar. 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Mar. 2010	Senior Advisor
		Mar. 2014	Senior Counselor (current)

Tetsuo Seki(1)(2) (July 29, 1938)	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee Audit & Supervisory Board Member of Sapporo Holdings Limited	Apr. 1963	Joined Yawata Iron & Steel Co., Ltd.	June 2017
		June 1993	Director of Nippon Steel Corporation
		Apr. 1997	Managing Director
		Apr. 2000	Representative Director and Executive Vice President
		June 2003	Executive Advisor
		June 2004	Senior Corporate Auditor
		June 2006	Independent Director of Terumo Corporation (until Sep. 2008)
		Mar. 2007	Outside Director of Sapporo Holdings Limited (until Sep. 2008)
		June 2007	Outside Director of Tokyo Financial Exchange Inc. (until Sep. 2008)

		Oct. 2007	Chairperson of the Japan Corporate Auditors Association (until Oct. 2008) Outside Director of Japan Post Holdings Co., Ltd. (until Sep. 2008)

		June 2008	Executive Advisor to Nippon Steel Corporation (until Sep. 2008)

		Oct. 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.

		June 2013	General Advisor (current)
		June 2015	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

		Mar. 2016	Audit & Supervisory Board Member of Sapporo Holdings, Limited (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Takashi Kawamura(1)(2) (Dec. 19, 1939)

Member of the Board of Directors

Member of the Nominating Committee

Member of the Compensation Committee

Outside Director of Calbee, Inc.

Outside Audit & Supervisory Board Member of Nikkei, Inc.

Outside Director of Nitori Holdings, Co., Ltd.

External Director of Ichigo Inc.

		Apr. 1962	Joined Hitachi, Ltd.	June 2017
		June 1995	Director
		June 1997	Executive Managing Director
		Apr. 1999	Executive Vice President and Representative Director
		Apr. 2003	Director (until June 2007)
		June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
		June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)

		June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)

		Apr. 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.

		June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director

		Apr. 2010	Representative Executive Officer, Chairman and Director

		Apr. 2011	Chairman of the Board

		Apr. 2014	Director

		June 2014	Advisor (until June 2016)

Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Tatsuo Kainaka(1)(2) (Jan. 2, 1940)

Member of the Board of Directors

Member of the Nominating Committee

Member of the Compensation Committee

Member of the Audit Committee

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate Auditor (External) of Oriental Land Co., Ltd.

		Apr. 1966	Appointed as Public Prosecutor	June 2017
		Jan. 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
		Oct. 2002	Justice of the Supreme Court
		Mar. 2010	Admitted to the Tokyo Bar Association
		Apr. 2010	Joined Takusyou Sogo Law Office (current)
		Jan. 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
		Nov. 2013	Member of the Board of Directors of Mizuho Bank, Ltd. (until June 2014)
		June 2014	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

Hirotake Abe(1)(2) (Nov. 13, 1944)	Member of the Board of Directors Member of the Audit Committee Certified Public Accountant Hirotake Abe Office Outside Corporate Auditor of CONEXIO Corporation	Jan. 1970	Joined Tohmatsu Awoki & Co.	June 2017
		June 1985	Temporarily transferred to Deloitte & Touche New York Office (until Oct. 1992)
		July 1990	Senior Partner of Tohmatsu & Co.
		June 2001	CEO (until May 2007)
		June 2004	Executive Member of Deloitte Touche Tohmatsu Limited (until May 2007)
		June 2007	Senior Adviser to Deloitte Touche Tohmatsu (until Dec. 2009)
		Jan. 2010	Established the Certified Public Accountant Hirotake Abe Office (current)
		June 2015	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Hiroko Ota(1)(2) (Feb. 2, 1954)

Member of the Board of Directors

Member of the Nominating Committee

Professor of National Graduate Institute for Policy Studies

Outside Director of JX Holdings, Inc.

Outside Director of Panasonic Corporation

		Apr. 1996	Associate Professor, the Graduate School of Policy Science, Saitama University	June 2017
		Oct. 1997	Associate Professor, National Graduate Institute for Policy Studies
		Apr. 2001	Professor, National Graduate Institute for Policy Studies
		Apr. 2002	Director for Economic Research, Cabinet Office
		Mar. 2003	Deputy Director General for Economic Research, Cabinet Office

		Apr. 2004	Director General for Economic Research, Cabinet Office

		Aug. 2005	Professor, National Graduate Institute for Policy Studies

		Sep. 2006	Minister of State for Economic and Fiscal Policy

		Aug. 2008	Professor, National Graduate Institute for Policy Studies (current)

		Apr. 2009	Vice-President, National Graduate Institute for Policy Studies (until Mar. 2011)

		June 2014	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Mr. Ohashi, Mr. Seki, Mr. Kawamura, Mr. Kainaka, Mr. Abe and Ms. Ota satisfy the requirements for an “outside director” under the Companies Act.
(2)	Mr. Seki, Mr. Kawamura, Mr. Kainaka, Mr. Abe and Ms. Ota are “independent directors” required by the Tokyo Stock Exchange, Inc.
(3)	The designation of the Chairman and the Deputy Chairman of the Board of Directors, and the designation of committee members and the Chairman of each committee are as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Hideyuki Takahashi

Nominating Committee members:

Mitsuo Ohashi (Chairman), Takashi Kawamura, Tatsuo Kainaka and Hiroko Ota

Compensation Committee members:

Tatsuo Kainaka (Chairman), Tetsuo Seki and Takashi Kawamura

Audit Committee members:

Hideyuki Takahashi (Chairman), Tetsuo Seki, Tatsuo Kainaka, Hirotake Abe and Nobukatsu Funaki

Executive Officers

The following table provides information regarding the executive officers of Mizuho Financial Group as of June 30, 2016:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Yasuhiro Sato (Apr. 15, 1952)	See “—Directors.”	See “—Directors.”		June 2017

Toshitsugu Okabe (May 2, 1956)	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company	Apr. 2008	Executive Officer / General Manager of Executive Secretariat of Mizuho Financial Group, Inc.	June 2017
		Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.
		Apr. 2012	Managing Executive Officer / Head of Retail Banking Unit

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

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		June 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc. (until Sep. 2013)

		July 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of Mizuho Bank, Ltd. (until Apr. 2014)

		Sep. 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Compliance Group of Mizuho Financial Group, Inc. (until Apr. 2014)

		Nov. 2013	Managing Executive Officer / In charge of Compliance Group of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer /In charge of Compliance Group of Mizuho Securities Co., Ltd.

		Apr. 2014	Deputy President / Deputy President (Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)) of Mizuho Financial Group, Inc.

		June 2014	Deputy President & Executive Officer / Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)

		Apr. 2015	Deputy President & Executive Officer / Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) and Strategic Planning (Priority Assignments)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2016	Deputy President & Executive Officer / Head of Retail & Business Banking Company (current)

Daisaku Abe (June 20, 1957)	Deputy President & Executive Officer Head of IT & Systems Group (Group CIO) Head of Operations Group (Group COO) Deputy President & Executive Officer of Mizuho Bank, Ltd.	Apr. 2007	Executive Officer / General Manager of Executive Secretariat of the former Mizuho Corporate Bank, Ltd.	June 2017
		Apr. 2009	Managing Executive Officer / Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.

		Apr. 2011	Managing Executive Officer / Head of Strategic Planning Group and Head of IT, Systems & Operations Group

		Apr. 2012	Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group

Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Bank, Ltd. (until Apr. 2013)

Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Corporate Bank, Ltd. (until Apr. 2013)

Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Trust & Banking Co., Ltd. (until Apr. 2014)

		June 2012	Executive Managing Director / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2013	Deputy President / Head of IT & Systems Group and Head of Operations Group (until June 2014)

Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Bank, Ltd.

Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

		July 2013	Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Bank, Ltd. (current)

		June 2014	Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc. (current)

Kosuke Nakamura (Apr. 29, 1957)	Deputy President & Executive Officer Head of Corporate & Institutional Company Deputy President & Executive Officer of Mizuho Bank, Ltd.	Apr. 2008	Executive Officer, General Manager of Singapore Branch of the former Mizuho Corporate Bank, Ltd.	June 2017
		Apr. 2011	Managing Executive Officer (until July 2013)
		Apr. 2012	Managing Executive Officer of the former Mizuho Bank, Ltd.

		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.

		Apr. 2014	Deputy President / Head of Business Promotion

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2016	Deputy President & Executive Officer / Head of Corporate & Institutional Company (current)
Deputy President & Executive Officer / In charge of Special Missions of Mizuho Bank, Ltd. (current)

Akira Sugano (July 25, 1959)	Senior Managing Executive Officer Head of Global Corporate Company	Apr. 2009	Executive Officer / General Manager of International Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2017

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

		Apr. 2016	Senior Managing Executive Officer / Head of Global Corporate Company (current)

Shusaku Tsuhara (Jan. 6, 1960)	See “—Directors.”		See “—Directors.”	June 2017

Junichi Kato (July 30, 1957)	Senior Managing Executive Officer Head of Global Markets Company	Apr. 2008	Executive Officer of Mizuho Securities Co., Ltd. / President & CEO of Mizuho Bank (Switzerland) Ltd.	June 2017
		Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.

		Apr. 2012	Managing Executive Officer / Joint Head of Markets Unit of the former Mizuho Bank, Ltd.

Managing Executive Officer / Joint Head of Markets Unit of the former Mizuho Corporate Bank, Ltd.

		July 2013	Managing Executive Officer / Joint Head of Markets Unit of Mizuho Bank, Ltd.

		Apr. 2014	Managing Executive Officer / Head of Markets Unit of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Managing Executive Officer / Head of Markets Unit of Mizuho Bank, Ltd.
		Apr. 2016	Senior Managing Executive Officer / Head of Global Markets Company (current)

Katsunobu Motohashi (Nov. 11, 1957)	Senior Managing Executive Officer Head of Asset Management Company Senior Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2009	Executive Officer / General Manager of Treasury Department of Mizuho Trust & Banking Co., Ltd.	June 2017
		Apr. 2010	Managing Executive Officer
		Apr. 2012	Managing Executive Officer / Head of Pension Business Unit & Asset Management Unit (until Apr. 2014)
		Apr. 2013	Managing Executive Officer / Deputy Head of Asset Management Unit of Mizuho Financial Group, Inc.
		Apr. 2014	Managing Executive Officer / Head of Asset Management Unit

Managing Executive Officer / Head of Asset Management Unit of Mizuho Bank, Ltd.

		Apr. 2016	Senior Managing Executive Officer / Head of Asset Management Company (current)

Senior Managing Executive Officer / Head of Asset Management Division of Mizuho Bank, Ltd. (current)

Masayuki Yonetani (Apr. 20, 1958)	Senior Managing Executive Officer Head of Internal Audit Group	Apr. 2009	Executive Officer / General Manager of Corporate Banking Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2017
		Apr. 2011	Managing Executive Officer

		Apr. 2012	Managing Executive Officer / Head of Corporate Banking Unit of the former Mizuho Corporate Bank, Ltd. (until July 2013)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer

Managing Executive Officer / Head of Corporate Banking Unit and In charge of Corporate Banking Unit (Large Corporations) of the former Mizuho Bank, Ltd. (until July 2013)

		Apr. 2013	Managing Executive Officer / Head of Corporate Banking Unit of Mizuho Financial Group, Inc. (until Apr. 2015)

		July 2013	Managing Executive Officer / Head of Corporate Banking Unit of Mizuho Bank, Ltd.

		Apr. 2015	Managing Executive Officer / Head of Internal Audit Group
		Apr. 2016	Senior Managing Executive Officer / Head of Internal Audit Group of Mizuho Financial Group, Inc. (current)
Keiichiro Ogushi (Aug. 20, 1960)	Senior Managing Executive Officer Head of Research & Consulting Unit	Apr. 2011	Executive Officer / General Manager of Corporate Banking Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2017
		Apr. 2012	Executive Officer / General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Bank, Ltd.
Executive Officer / General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Corporate Bank, Ltd.

		Apr. 2013	Managing Executive Officer of the former Mizuho Bank, Ltd.
Managing Executive Officer of the former Mizuho Corporate Bank, Ltd.
		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.
		Apr. 2015	Managing Executive Officer / Head of Retail Banking Unit and Head of Corporate Banking Unit of Mizuho Financial Group, Inc.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Managing Executive Officer / Head of Retail Banking Unit and Head of Corporate Banking Unit of Mizuho Bank, Ltd.
		Apr. 2016	Senior Managing Executive Officer / Head of Research & Consulting Unit (current)
Daisuke Yamada (Oct. 10, 1960)	Managing Executive Officer Head of Global Products Unit In charge of Incubation Project Team Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2011	Executive Officer / General Manager of Industry Research Division of the former Mizuho Corporate Bank, Ltd. (Until Apr. 2013)	June 2017
		Apr. 2012	Executive Officer / General Manager of Industry Research Division of the former Mizuho Bank, Ltd.
		Apr. 2013	Managing Executive Officer of the former Mizuho Bank, Ltd.
Managing Executive Officer of the former Mizuho Corporate Bank, Ltd.
		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.
		Apr. 2014	Managing Executive Officer / Head of Corporate Banking Unit (Large Corporations) of Mizuho Financial Group, Inc.
Managing Executive Officer / Head of Corporate Banking Unit (Large Corporations) of Mizuho Bank, Ltd.

		Apr. 2016	Managing Executive Officer / Head of Global Products Unit and In charge of Incubation Project Team (current)
Managing Executive Officer / Head of Global Products Unit of Mizuho Bank, Ltd. (current)
Ryusuke Aya (May 20, 1960)	See “—Directors.”	See “—Directors.”		June 2017
Koji Fujiwara (June 29, 1961)	See “—Directors.”	See “—Directors.”		June 2017

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Satoshi Ishii (Sep. 1, 1963)	Managing Executive Officer Head of Human Resources Group (Group CHRO) Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2011	General Manager of Executive Secretariat of the former Mizuho Corporate Bank, Ltd. (until July 2013)	June 2017
		Apr. 2013	General Manager for Executive Secretariat of Mizuho Financial Group, Inc. (until Jan. 2014)
		July 2013	General Manager for Executive Secretariat of Mizuho Bank, Ltd. (until Mar. 2014)
		Jan. 2014	General Manager for Executive Secretariat and General Manager of Reorganization Project Team of Mizuho Financial Group, Inc.
		Apr. 2014	Executive Officer / General Manager of Corporate Secretariat
Executive Officer / General Manager of Corporate Secretariat of Mizuho Bank, Ltd.
		Apr. 2015	Managing Executive Officer / Head of Human Resources Group of Mizuho Financial Group, Inc. (current)
Managing Executive Officer / Head of Human Resources Group of Mizuho Bank, Ltd. (current)

Koichi Iida (Oct. 6, 1962)	See “—Directors.”	See “—Directors.”		June 2017

No family relationship exists among any of the directors and executive officers.

6.B. Compensation

Mizuho Financial Group transformed from a Company with Audit & Supervisory Board into a Company with Three Committees on June 24, 2014. The following provides information before and after the transformation.

Before the transformation, in accordance with the Companies Act, as a Company with Audit & Supervisory Board, compensation for directors and audit & supervisory board members, including bonuses, retirement allowances and incentive stock options, needed to be approved at general meetings of shareholders, as the articles of incorporation did not specify otherwise. The shareholders’ approval specified the upper limit of the aggregate amount of compensation and included the description of benefits in kind. Compensation for a director or audit &

supervisory board member was fixed by the Board of Directors or by consultation among audit & supervisory board members in accordance with Mizuho Financial Group’s internal regulations and practice and, in the case of retirement allowances, generally reflected the position of the director or audit & supervisory board member at the time of retirement, the length of his service as a director or audit & supervisory board member and his contribution to the company’s performance.

After the transformation, in accordance with the Companies Act, as a Company with Three Committees, compensation for each individual director and executive officer as defined in the Companies Act, including bonuses, retirement allowances and incentive stock options, needs to be determined at the Compensation Committee, which is required to consist of at least three directors and the majority of which is required to consist of outside directors. See “Item 6. C. Board Practices” for more information regarding Mizuho Financial Group’s corporate governance.

The aggregate compensation, including bonuses and incentive stock options (stock acquisition rights) but excluding retirement allowances, paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group during the fiscal year ended March 31, 2016 was ¥224 million and ¥747 million, respectively. The performance payments and performance-based stock compensation, as described below (which, in principle, shall constitute 40% of total compensation), for the fiscal year ended 31, 2016 (collectively, the “FY 2015 Variable Compensation”) are planned to be made or paid starting the second quarter of the fiscal year ending March 31, 2017 (for the performance payments) and the second quarter of the fiscal year ending March 31, 2018 (for the performance-based stock compensation), respectively.

Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors, audit & supervisory board members and executive officers as defined in the Companies Act for the relevant fiscal year if the aggregate annual compensation per the director / audit & supervisory board member / executive officer as defined in the Companies Act equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and audit & supervisory board members of such subsidiaries).Without taking into account the FY2015 Variable Compensation, none of Mizuho Financial Group’s directors (including members of the Audit Committee) and executive officers as defined in the Companies Act received compensation that equaled or exceeded the foregoing amount in the fiscal year ended March 31, 2016.

Mizuho Financial Group and some of its subsidiaries, including the former Mizuho Bank and the former Mizuho Corporate Bank, abolished their respective retirement allowance programs for directors, audit & supervisory board members and officers. At the ordinary general meeting of shareholders held in June 2008, Mizuho Financial Group and such subsidiaries obtained shareholders’ approval for a payment of lump sum retirement allowances for directors and audit & supervisory board members (other than those elected after such shareholders’ meeting) at the time of their respective retirement.

In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2016.

On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2016.

On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2016.

On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2016.
On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2016.

On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2016.

On May 14, 2014, the Board of Directors determined to delegate to the President & CEO the authority to determine to issue stock acquisition rights to directors and executive officers, provided that Mizuho Financial Group would transform from a Company with Audit & Supervisory Board into a Company with Three Committees. Later, on June 24, 2014, the transformation was approved at the ordinary general meeting of shareholders.

On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2016.

Mizuho Financial Group’s Compensation Committee resolved, at the meeting held on May 15, 2015, to discontinue the incentive stock option program along with the introduction of performance payments and performance-based stock compensation for directors and officers. For further information on the performance payments and performance-based stock compensation, see “Mizuho Financial Group Compensation Policy” below.

“Mizuho Financial Group Compensation Policy”

Mizuho Financial Group set out the “Mizuho Financial Group Compensation Policy” concerning the determination of compensation for each individual director, executive officer and specialist officer (“Directors, etc.”) of Mizuho Financial Group as well as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (“Core Subsidiaries”).

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

Compensation System

The compensation system for executive officers as defined in the Companies Act (including executive officers who are directors), executive officers as defined in our internal regulations and specialist officers as well as directors, executive officers and specialist officers of the Core Subsidiaries responsible for business execution (“Officers Responsible for Business Execution”) shall be separate from that for the non-executive directors of Mizuho Financial Group and the directors of the Core Subsidiaries responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

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

Compensation Determination Process

The Compensation Committee shall determine the determination policy of executive compensation for Mizuho Financial Group and the Core Subsidiaries and the executive compensation system, including the system set out in “Compensation System.” In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer as defined in the Companies Act of Mizuho Financial Group and approve at Mizuho Financial Group the compensation of each individual director of the Core Subsidiaries.

The President & CEO, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer as defined in our internal regulations of Mizuho Financial Group and approve at Mizuho Financial Group the compensation of each individual executive officer of the Core Subsidiaries, etc.

All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the chairman thereof shall be an outside director.

The Compensation Committee, where necessary, may have officers who are not members of the committee (including officers of the Core Subsidiaries) such as the President & CEO and external experts, etc., attend its meetings and request their opinion.

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

Mizuho Financial Group transformed into a Company with Three Committees from a Company with Audit & Supervisory Board in June 2014. The company believes that, under the current legal system, a Company with Three Committees is the most effective as a system to realize the basic policy regarding our corporate governance system for the following reasons:

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

•

To be in line with governance systems that are required globally with a strong recognition that we operate globally and are in a position in which we should play a leading role in the industry as a financial group that is a G-SIFI to continue constructing an even stronger governance system that will agilely respond to domestic and global structural changes and overcome a highly competitive environment; and as a result, to allow us to fulfill our social role and mission, which is to realize continuous and stable corporate growth and improved corporate value and shareholder interests and contribute to domestic and global economic and industrial development and prosperity of society, in response to the demands of our stakeholders.

Pursuant to its articles of incorporation, Mizuho Financial Group has established general meetings of shareholders, individual directors, the Board of Directors, the Nominating Committee, the Compensation Committee, the Audit Committee and an independent accounting auditor as the primary components of its corporate governance system.

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

The main roles of the Board of Directors are making decisions on business execution such as basic management policies, which are legally matters to be determined solely by the Board of Directors, and supervising the execution of duties by directors and executive officers. The Board of Directors shall, in principle, delegate to the President & CEO, who is also the Group CEO, decisions on business execution (excluding matters that are legally required to be determined solely by the Board of Directors), for the purpose of realizing swift and flexible decision-making and expeditious corporate management and strengthening the supervision of directors and executive officers by the Board of Directors.

Pursuant to the articles of incorporation, Mizuho Financial Group has no more than 15 directors and maintains the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, (i) outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal Non-Executive Directors,” and together with outside directors, “Non-Executive Directors”) comprise a majority of the directors in the Board of Directors and (ii) at least a third of the members of the Board of Directors are outside directors. Currently, the Board of Directors consists of a total of 13 directors (six outside directors, two Internal Non-Executive Directors and five directors concurrently serving as executive officers).

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

The Chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairman, are outside directors. As of June 24, 2016, the members of the Nominating Committee are Mr. Mitsuo Ohashi (Chairman), Mr. Takashi Kawamura, Mr. Tatsuo Kainaka and Ms. Hiroko Ota.

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

The Chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairman, are outside directors. As of June 24, 2016, the members of the Compensation Committee are Mr. Tatsuo Kainaka (Chairman), Mr. Tetsuo Seki and Mr. Takashi Kawamura.

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

Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members shall be outside directors. Currently, among the five members of the Audit Committee, two members are appointed among Internal Non-Executive Directors as full-time members of the Audit Committee, and three members are appointed among outside directors. As of June 24, 2016, the members of the Audit Committee are Mr. Hideyuki Takahashi (Chairman), Mr. Tetsuo Seki, Mr. Tatsuo Kainaka, Mr. Hirotake Abe and Mr. Nobukatsu Funaki.

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

Mizuho Financial Group has established the Human Resources Review Meeting that consists of the President & CEO and outside directors who serve as members of the Nominating Committee and the

Compensation Committee as a deliberative body that mainly conducts the deliberation of proposals to appoint executive officers as defined in the Companies Act and executive officers as defined in our internal regulations with title of Mizuho Financial Group and executive officers as defined in our internal regulations with title of Core Subsidiaries and assessment of executive officers.

•	Risk Committee

Mizuho Financial Group has established the Risk Committee that in principle fully consists of Non-Executive Directors or external experts as an advisory body that mainly advises the Board of Directors with respect to the supervision of the determination and the implementation relating to risk governance.

•	External Director Session

Mizuho Financial Group has established the External Director Session that consists of all outside directors and the President & CEO as a forum for free discussions with an aim to deepen outside directors’ understanding of our group and share the top management’s awareness of issues through communication among directors.

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

Mizuho Financial Group shall appoint as executive officers the Group CEO and, in principle, all heads of In-house Companies, Units and Groups based on the policy that it is necessary to appoint as executive officers people who make decisions on business execution delegated by the Board of Directors as managers of Mizuho Financial Group and who assume a comprehensive role of business execution.

While the President & CEO is responsible for business execution at Mizuho Financial Group, from the perspective of providing a checks and balances function and ensuring sufficient consideration in connection with decision-making, in principle, determination of delegated matters relating to making decisions on business execution following the transformation into a Company with Three Committees shall be based on deliberation of the Executive Management Committee (however, excluding matters ensured to be deliberated and discussed under sufficient checks and balances by Non-Executive Directors such as through the Nominating Committee, the Compensation Committee and the Human Resources Review Meeting).

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

6.D. Employees

As of March 31, 2014, 2015 and 2016, we had 54,911, 54,784 and 56,375 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 20,584 temporary employees during the fiscal year ended March 31, 2016.

The following tables show our full-time employees as of March 31, 2016 and the average number of temporary employees for the fiscal year ended March 31, 2016, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Mizuho Bank	35,382	17,172
Mizuho Trust & Banking	4,879	1,310
Mizuho Securities	9,182	1,555
Others	6,932	547

Total	56,375	20,584

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	91.5%	99.9%
Americas	2.3	0.0
Europe	1.4	0.1
Asia/Oceania (excluding Japan) and others	4.8	0.0

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of Mizuho Financial Group’s common stock owned by its directors and executive officers as of June 30, 2016:

Directors	Number of shares owned
Yasuhiro Sato	38,680
Shusaku Tsuhara	388,600
Ryusuke Aya	145,080
Koji Fujiwara	166,200
Koichi Iida	11,520
Hideyuki Takahashi	413,160
Nobukatsu Funaki	23,800
Mitsuo Ohashi	9,700
Tetsuo Seki	8,000
Takashi Kawamura	130,000
Tatsuo Kainaka	9,700
Hirotake Abe	8,000
Hiroko Ota	5,000

Executive Officers	Number of shares owned
Yasuhiro Sato	See above
Toshitsugu Okabe	598,100
Daisaku Abe	276,380
Kosuke Nakamura	591,600
Akira Sugano	356,900
Shusaku Tsuhara	See above
Junichi Kato	573,100
Katsunobu Motohashi	227,240
Masayuki Yonetani	443,000
Keiichiro Ogushi	317,670
Daisuke Yamada	22,000
Ryusuke Aya	See above
Koji Fujiwara	See above
Satoshi Ishii	82,100
Koichi Iida	See above

None of the directors or executive officers is the owner of more than one percent of Mizuho Financial Group’s common stock, and no director or executive officer has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our incentive stock options (stock acquisition rights) and performance-based stock compensation for directors, see “Item 6.B Compensation.”

We maintain an employee stock ownership plan under which participating employees of the companies listed below is able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2016:

	As of March 31, 2016
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Trust & Banking Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute

Total		104,427,162

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2016:

	As of March 31, 2016
Name	Number of shares owned	Percentage of outstanding shares
Japan Trustee Services Bank, Ltd. (trustee account)	1,129,574,200	4.51%
The Master Trust Bank of Japan, Ltd. (trustee account)	821,774,700	3.28
Japan Trustee Services Bank, Ltd. (trustee account 9)	559,050,700	2.23
The Bank of New York Mellon SA/NV 10	416,016,531	1.66
State Street Bank West Client – Treaty 505234	374,193,016	1.50
Nomura Securities Co., Ltd.	303,932,700	1.21
Japan Trustee Services Bank, Ltd. (trustee account 7)	299,745,300	1.20
Japan Trustee Services Bank, Ltd. (trustee account 5)	285,004,500	1.14
Japan Trustee Services Bank, Ltd. (trustee account 6)	284,944,400	1.14
Japan Trustee Services Bank, Ltd. (trustee account 1)	283,683,600	1.13

Total	4,757,919,647	19.01%

As of March 31, 2016, there were 209 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 11% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2016 consisted of eleventh series class XI preferred stock, which is non-voting. The following tables set forth information about the ownership of shares of eleventh series class XI preferred stock by our major shareholders of the respective preferred stock as of March 31, 2016, as appearing on the register of preferred shareholders:

Eleventh Series Class XI Preferred Stock

	As of March 31, 2016
Name	Number of shares owned	Percentage of outstanding shares
Chubu Electric Power Company, Incorporated	5,000,000	5.04%
Sapporo Holdings Limited	2,000,000	2.02
Sohgo Security Services Co., Ltd. .	2,000,000	2.02
SoftBank Group Corp.	2,000,000	2.02
Century Tokyo Leasing Corporation	2,000,000	2.02
Tosoh Corporation	2,000,000	2.02
Matsubara-Kosan Corporation	2,000,000	2.02
Ajinomoto Co., Inc.	1,500,000	1.52
Inpex Corporation	1,500,000	1.52
Seihoku Corporation	1,500,000	1.52

Total	21,500,000	21.73%

Note:

(1)	All of the shares of the eleventh series class XI preferred stock issued by Mizuho Financial Group (914,752,000 shares) were acquired on July 1, 2016 and cancelled on July 13, 2016.

As of March 31, 2016, there were no holders of our preferred stock with addresses in the United States.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2016, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2016, none of the directors or executive officers, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2016.

During the fiscal year ended March 31, 2016, no loans were made to the directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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

Based on the above policy, we paid annual cash dividends for the fiscal year ended March 31, 2016 of ¥7.5 per share of common stock (interim cash dividends of ¥3.75 per share of common stock and year-end cash dividends of ¥3.75 per share of common stock), which was the same amount as the annual cash dividend per share of common stock of the fiscal year ended March 31, 2015. With respect to eleventh series class XI preferred stock, we made dividend payments for the fiscal year ended March 31, 2016 as prescribed.

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

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs:

Fiscal years ended/ending March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2012	3.42	2.43	779,986
2013	4.68	2.80	478,892
2014	4.55	3.62	556,105
2015	4.17	3.22	352,911
2016	4.51	2.72	608,446
2015:
First quarter	4.17	3.82	266,474
Second quarter	4.11	3.55	203,813
Third quarter	3.83	3.32	412,518
Fourth quarter	3.80	3.22	536,075
2016:
First quarter	4.51	3.53	414,585
Second quarter	4.50	3.41	608,347
Third quarter	4.27	3.72	709,587
Fourth quarter	4.05	2.72	702,651
2017:
First quarter	3.30	2.69	814,598
Most recent six months:
January	4.05	3.24	386,448
February	3.21	2.72	1,166,235
March	3.24	2.90	554,297
April	3.30	2.69	1,367,552
May	3.15	2.93	571,276
June	3.16	2.83	519,040
July (through July 8)	2.88	2.76	455,957

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

	Price per share(1)		Average daily trading volume
Fiscal years ended/ending March 31,	High	Low
			(shares)
2012	146	98	107,266,520
2013	221	110	142,901,584
2014	240	180	186,546,095
2015	226.6	178.1	132,018,080
2016	280.4	149.3	200,523,432
2015:
First quarter	213	193	97,798,018
Second quarter	209.0	193.1	119,048,543
Third quarter	208.8	178.1	150,495,787
Fourth quarter	226.6	191.0	162,211,157
2016:
First quarter	280.4	208.6	241,085,838
Second quarter	272.8	215.7	218,526,590
Third quarter	263.2	222.6	138,586,887
Fourth quarter	244.4	149.3	203,599,279
2017:
First quarter	185.7	142.6	160,817,541
Most recent six months:
January	244.4	198.4	177,732,342
February	199.7	149.3	253,423,595
March	188.8	163.8	180,644,073
April	185.7	149.3	203,818,240
May	175.0	159.6	128,746,479
June	175.9	142.6	149,423,732
July (through July 8)	150.2	142.0	154,588,017

Note:

(1)	Since July 22, 2014, Tokyo Stock Exchange has introduced sub-yen tick sizes for the shares of TOPIX 100 constituents, which contain decimals. Our shares are included in the TOPIX 100 constituents.

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

10.B. Memorandum and Articles of Association

Objects and Purposes in our Articles of Incorporation

Our corporate purpose, as specified in article 2 of our articles of incorporation, which is included in this annual report as Exhibit 1.1, is to engage in the following businesses as a bank holding company:

•

operation and management of bank holding companies, banks, specialized securities companies and other companies which we may own as our subsidiaries under the Banking Act, and any other business incidental thereto; and

•	any other business that a bank holding company may engage in under the Banking Act.

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

As of March 31, 2016, 25,030,525,657 shares of common stock were issued.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2016.

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

Reporting of Substantial Shareholders

The Financial Instruments and Exchange Act and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the company’s total issued share capital. Any such report shall be filed with the Director of the relevant Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system.

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

As of March 31, 2016, 914,752,000 shares of eleventh series class XI preferred stock were issued. On July 1, 2016, 75,091,100 shares of eleventh series class XI preferred stock, which were then all the outstanding shares of such series (excluding our treasury shares), were mandatorily acquired by us in consideration of 265,433,368 shares of common stock, which number of shares was calculated at ¥282.90 per share.

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

Eleventh series class XI preferred stock was able to, at the option of the holder thereof, be acquired at any time from July 1, 2008 to June 30, 2016 in consideration of shares of common stock of which number was calculated at ¥282.90 per share, subject to anti-dilution adjustments due to, among other things, issuance of new shares of our common stock at issue price below the market price. On July 1, 2016, which was the mandatory conversion date, 75,091,100 shares of eleventh series class XI preferred stock, which were then all the outstanding shares of such series (excluding our treasury shares), were mandatorily acquired by us in consideration of 265,433,368 shares of common stock. Such number of shares was calculated at ¥282.90 per share as the mandatory conversion price which was the average price of daily closing prices of our common stock on the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the mandatory conversion date.

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

In respect of the first and second series of class XIV (currently not in issue), the first and second series of class XV (currently not in issue) and the first and second series of class XVI (currently not in issue) preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors or a determination by executive officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which we would become non-viable, is determined to be necessary, we shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors or a determination by executive officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors or a determination by executive officer(s) under the authority delegated by the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors or a determination by executive officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to us and other factors.

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

•

corporations of which 50% or more of the shares are held by individuals not resident in Japan and/or judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	judicial persons or other organizations, a majority of officers (or a majority of officers having the power of representation) of which are not resident in Japan.

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

Amid the growing diversity and complexity of banking operations, financial institutions are exposed to various risks, including credit, market operations, information technology, legal, settlement and other risks. We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures. We maintain basic policies for risk management established by our Board of Directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system. All yen figures and percentages in this item are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

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

We have been calculating our capital adequacy ratios by applying the advanced internal rating based approach (the “AIRB”) for the calculation of credit risk from March 31, 2009 and the advanced measurement approach (the “AMA”) for the calculation of operational risk from September 30, 2009. In Japan, from March 31, 2013, the minimum capital requirements based on Basel III began to be phased in, and we have been calculating capital adequacy ratios based on the revisions to capital adequacy guidelines published by the Financial Services Agency. The Basel Committee continues to review the treatments related to capital requirements. We will comply with new requirements appropriately. We have been identified as a G-SIB by the Financial Stability Board in November 2015, and the stricter capital requirements began to be phased in from March 31, 2016.

A leverage ratio also has been implemented under “Pillar 3” from March 31, 2015, and we began disclosing it accordingly. Also a global liquidity standard has been implemented under “Pillar 1” from March 31, 2015 in Japan, and we have been calculating our liquidity coverage ratio pursuant to such standard.

Overview of Risk Management

Risk Management Structure

Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. At Mizuho Financial Group, the Risk Management Committee chaired by the Group Chief Risk Officer provides integrated monitoring and management of the overall risk for the Mizuho group. The Group Chief Risk Officer reports the risk management situation to the Board of Directors, the Audit Committee, the Risk Committee, the Executive Management Committee and the President & Group CEO, on a regular basis and as needed. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintains its own system for managing various types of risk, regularly receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management.

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

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group’s overall risk exposure and have implemented measures to keep such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength. To ensure the ongoing financial health of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated to Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Mizuho Americas by risk category, and is further allocated within their respective business units based on established frameworks.

As part of our risk capital allocation management, we create multiple risk scenarios common to the group, based on which we and our principal banking subsidiaries calculate potential losses and risk amount arising from assumed stress events across all risk types. The calculated losses and risk amount are used for assessing internal capital adequacy and verifying whether they balance with the group’s capital.

The risk scenarios for stress testing are formulated by taking into account the current economic conditions and the economic outlook and by assuming historical stress events, etc. from a risk management perspective to measure the impacts of stress events by scenario.

(Assessment of Balance between Risk under Stressed Condition and Capital)

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), as a result of deterioration in obligors’ financial position. We have established the methods and structures necessary for grasping and managing credit risk. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. More specifically, we have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risks and respond appropriately.

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our Board of Directors determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer of Mizuho Financial Group, the Risk Management Department and the Credit Risk Management Department jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The Board of Directors of each company determines key matters pertaining to credit risk management. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The Chief Risk Officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management department of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring, and such department regularly presents reports regarding its risk management situation to Mizuho Financial Group. Each credit department determines policies and approves/disapproves individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition, each of our principal banking subsidiaries has established internal audit groups that are independent of the business departments in order to ensure appropriate credit risk management.

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

Self-assessment, Provision for Loan Losses and Off-Balance-Sheet Instruments and Charge-Offs

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. Specifically, the credit risk management department of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative departments specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments.

Credit Review

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business department. In case the screening exceeds the authority of the department, the credit group at headquarters carries out the review. The credit group has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business department. In addition, in the case of obligors with low credit ratings and high downside risks, the business department and credit department jointly clarify their credit policy and in appropriate cases assist obligors at an early stage in working towards credit soundness.

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

Risk Control Methods

We recognize two types of risk arising from allowing unexpected loss to become too large. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties or corporate groups. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain, areas, industrial sectors and other groupings. We make appropriate management to control these risks in line with our specific guidelines for each. The individual risk management departments of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees.

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

The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. The Risk Management Department assesses and manages the overall market risk of the Mizuho group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the President & Group CEO on a daily basis and to our Board of Directors and the Executive Management Committee of Mizuho Financial Group on a regular basis.

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

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies, which account for most of the Mizuho group’s exposure to market risk, have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their Boards of Directors determine important matters relating to market risk management while their Chief Executive Officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & Market Risk Management Committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management. The Chief Risk Officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common Mizuho group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

These companies have established specialized company-wide market risk management departments to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits and formulate and implement plans relating to market risk management. The risk management departments of each company submit reports on the status of market risk management to their respective Chief Executive Officers and top management on a daily basis, and to their Board of Directors and Executive Management Committee on a regular basis. They also provide regular reports to Mizuho Financial Group. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress tests and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

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

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2014, 2015 and 2016 and as of March 31, 2014, 2015 and 2016:

	Fiscal year ended March 31, 2014			As of March 31, 2014
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥2.7	¥1.5	¥1.6
Foreign exchange	4.1	5.6	1.1	4.8
Equities	1.0	3.1	0.2	0.4
Commodities	0.0	0.0	0.0	0.0

Total	¥5.7	¥7.4	¥3.3	¥5.4

	Fiscal year ended March 31, 2015			As of March 31, 2015
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.8	¥2.6	¥1.4	¥1.5
Foreign exchange	3.0	5.8	1.6	5.6
Equities	0.5	1.3	0.2	0.3
Commodities	0.0	0.0	0.0	0.0

Total	¥4.4	¥7.1	¥3.1	¥6.5

	Fiscal year ended March 31, 2016			As of March 31, 2016
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.8	¥3.7	¥0.6	¥1.1
Foreign exchange	0.9	2.3	0.2	0.3
Equities	0.6	2.5	0.1	0.3
Commodities	0.0	0.0	0.0	0.0

Total	¥2.9	¥4.5	¥1.8	¥2.0

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2016:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2014	2015	2016	Change
	(in billions of yen)
As of fiscal year end	¥5.4	¥6.5	¥2.0	¥(4.5)
Maximum	7.4	7.1	4.5	(2.5)
Minimum	3.3	3.1	1.8	(1.3)
Average	5.7	4.4	2.9	(1.5)

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategically-held equity portfolio for the year ended March 31, 2016:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2014	2015	2016	Change
	(in billions of yen)
As of fiscal year end	¥281.7	¥325.6	¥321.5	¥(4.0)
Maximum	300.7	349.0	360.6	11.5
Minimum	186.8	265.0	190.0	(75.0)
Average	253.5	307.9	284.9	(23.0)

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

	As of March 31,
	2014	2015	2016	Change
	(in billions of yen)
Up to one year	¥(2)	¥(1)	¥(2)	¥(1)
From one to five years	(47)	(35)	(21)	14
Over five years	(12)	(14)	(25)	(11)

Total	¥(62)	¥(51)	¥(50)	¥1

Cross-shareholdings Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for cross-shareholdings portfolio management activities as well as for trading activities and non-trading activities. The risk index for strategically-held equity portfolio management for the fiscal year ended March 31, 2016, consisting of the sensitivity of the strategically-held equity portfolio to a 1% change in the equity index of TOPIX, was ¥29.7 billion.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2016 and the corresponding paired distribution of profits and losses. We had five cases where losses exceeded value-at-risk during the period. In addition, we conduct evaluations of the assumptions related to the value-at-risk models. Based on the number of times losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, we changed our VaR models to the Historical Simulation method,which has been used since the beginning of the fiscal year ending March 31, 2017. Changes to fundamental portions of the VaR models are subject to the approval of our Group Chief Risk Officer.

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

Assumed maximum loss results	As of March 31, 2016
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥30.6

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

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 5.3% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2014	¥386.6	¥8655.9	4.4%
As of March 31, 2015	529.2	9508.4	5.5
As of March 31, 2016	516.6	9638.6	5.3
Effect of yen interest rate	73.5
Effect of dollar interest rate	340.4
Effect of euro interest rate	73.2

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

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

Under the internal models, the market risk equivalent is expressed as the sum of:

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2015	2016	Change
	(in billions of yen)
Calculated using standardized measurement method	¥78.8	¥70.6	¥(8.1)
Calculated using internal models	199.0	65.0	(134.0)

Total market risk equivalent	¥277.9	¥135.6	¥(142.2)

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk, which are simply aggregated to determine total risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

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

The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to liquidity risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring liquidity risk, reports and analyses, proposals, and formulating and implementing plans relating to liquidity risk management.

In addition, the Group Chief Financial Officer of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, and the Financial Planning Department is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management to maintain appropriate funding liquidity. Reports on the liquidity risk management are submitted to the Risk Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis.

To manage liquidity risk, we use indices pertaining to cash flow, such as limits on funds raised in the market that are set based on a number of time horizons. Limits on liquidity risk set for yen and foreign currencies taking into account characteristics and strategies of each principal banking subsidiary, are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and determined by the President & Group CEO. In addition, our principal banking subsidiaries set limits on liquidity risk for several currencies. Moreover, they are working on measures to reduce their liquidity risk such as enhancing management related to local currencies.

We have established a group-wide framework of liquidity risk stage such as “Normal,” “Anxious” and “Crisis,” which reflects funding conditions. In addition, we set Early Warning Indicators (“EWIs”) and monitor on a daily basis to manage liquidity conditions. As EWIs, we select stock prices, credit ratings, amount of liquidity reserve assets such as Japanese government bonds, our funding situations and so on.

We have established a liquidity contingency funding plan for emergency situations which are deemed to fall into the “Anxious” or “Crisis.” In emergency situations, we will consider measures such as a reduction in the amount of investments made, an expansion of funding from financial markets and deposits, the sale of investment securities and borrowings from the central bank.

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

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their Boards of Directors determine important matters relating to liquidity risk management while their Chief Executive Officers are responsible for controlling liquidity risk. Their respective business policy committees, including their ALM & Market Risk Management Committees, are responsible for overall discussion and coordination of liquidity risk management. Specifically, these committees discuss and coordinate matters relating to risk planning, cash flow management planning and propose responses to emergencies such as sudden market changes. The Chief Risk Officer is responsible for matters relating to liquidity risk management planning and operations and the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market that are set based on a number of time horizons. As with Mizuho Financial Group, the above-mentioned companies have established liquidity risk stage, such as “Normal” to “Anxious” and “Crisis,” which reflects funding conditions and have established liquidity contingency funding plan for emergency situations which are deemed to fall into the “Anxious” or “Crisis” categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & Market Risk Management Committee and other business policy committees, the Executive Management Committee and the Chief Executive Officer of each subsidiary.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies for each kind of risk. Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Trust & Custody Services Bank, Mizuho Americas, etc., respectively manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Trust & Custody Services Bank, etc., share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

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

Measurement of operational risk equivalent

Implementation of the AMA

We have adopted the AMA from September 30, 2009, for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel II. However, we use the Basic Indicator Approach for entities that are deemed to be less important in the measurement of operational risk equivalent and for entities that are preparing to implement the AMA. The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios but also as Operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

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

In the measurement of operational risk equivalent as of March 31, 2016, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2016, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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

Both banks have established internal audit departments and credit review departments (Credit Assessment and Auditing Office at Mizuho Trust & Banking) to conduct internal audits at their respective domestic and overseas business offices, head office departments and group companies. Specifically, the internal audit departments assess the suitability and effectiveness of business activities associated with compliance and risk management. The credit review departments (Credit Assessment and Auditing Office at Mizuho Trust & Banking) audit credit ratings and the status of credit management in addition to auditing the self-assessment of assets to verify the accuracy and suitability of matters deemed necessary to assure the soundness of assets.

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, and the terms and conditions of the annual reimbursement are subject to be reviewed by us and BNYM on an annual basis. In the fiscal year ended March 31, 2016, the depositary reimbursed us $75,000 as portion of our investor relations expenses and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2016 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2016 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of

Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2016.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2016, which appears on page F-3.

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

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2015 and 2016 are presented in the following table:

	Fiscal years ended March 31,
	2015	2016
	(in millions of yen)
Audit fees(1)	¥4,486	¥4,608
Audit-related fees(2)	765	485
Tax fees(3)	117	131
All other fees(4)	12	1

Total	¥5,380	¥5,225

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.

(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee members for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee members is required prior to each engagement. With respect to such services, two full-time audit committee members must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2016:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2015	3,809	¥217.1	—	—
May 1 to May 31, 2015	3,560	236.7	—	—
June 1 to June 30, 2015	9,554	262.3	—	—
July 1 to July 31, 2015	7,768	265.5	—	—
August 1 to August 31, 2015	5,429	261.7	—	—
September 1 to September 30, 2015	2,751	237.8	—	—
October 1 to October 31, 2015	2,260	236.0	—	—
November 1 to November 30, 2015	3,236	255.3	—	—
December 1 to December 31, 2015	9,073	244.6	—	—
January 1 to January 31, 2016	3,511	229.9	—	—
February 1 to February 29, 2016	1,952	179.4	—	—
March 1 to March 31, 2016	2,449	177.6	—	—

Total	55,352	¥243.6	—	—

Note:

(1)	A total of 55,352 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2016, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Mizuho Financial Group’s corporate governance practices are governed by applicable Japanese laws, specifically the Companies Act and Financial Instruments and Exchange Act of Japan, and its articles of incorporation and corporate governance guidelines. The company transformed itself from a Company with Audit & Supervisory Board to a Company with Three Committees as of June 24, 2014.

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

•

A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-executive directors. Under the Companies Act, Japanese corporations are not obligated to hold executive sessions where participants are limited to non-executive directors. Mizuho Financial Group, however, has established the External Director Session that consists of all outside directors and the President & CEO as a forum for free discussions with an aim to deepen outside directors’ understanding of our group and share the top management’s awareness of issues through communication among directors. Among the External Director Session meetings, one meeting was held where only outside directors attended and conducted an interim evaluation, the result of which the Board of Directors took into consideration for the purpose of the self-evaluation on the effectiveness of the Board of Directors for the fiscal year ended March 31, 2016.

•

A NYSE-listed U.S. company must adopt corporate governance guidelines and a code of business conduct and ethics and must post those on its website. While Mizuho Financial Group is not required to adopt such guidelines and code under applicable Japanese laws or the rules of the stock exchange in Japan on which it is listed, the company established in June 2014 and has been updating its corporate governance guidelines that sets forth the basic policy, framework and governing policies regarding the corporate governance system in Mizuho Financial Group and also maintains the “Mizuho Code of Conduct” as its standard for corporate conduct to be observed by the directors, officers and employees.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 24, 2016 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on May 13, 2016 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 4, 2013 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc., as amended on April 1, 2016 (English Translation)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2013.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2015.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2014, 2015 and 2016. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2014			2015			2016
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	10,995	12	0.10%	15,900	20	0.12%	29,485	30	0.10%
Foreign	4,878	22	0.45%	5,689	29	0.51%	6,639	38	0.57%

Total	15,873	34	0.21%	21,589	49	0.23%	36,124	68	0.19%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	4,048	8	0.21%	4,771	8	0.17%	4,309	10	0.22%
Foreign	11,961	34	0.28%	10,862	33	0.30%	10,465	50	0.48%

Total	16,009	42	0.26%	15,633	41	0.26%	14,774	60	0.41%

Trading account assets:
Domestic	6,937	24	0.35%	6,755	32	0.47%	5,262	16	0.31%
Foreign	11,780	137	1.16%	11,950	142	1.19%	11,602	135	1.16%

Total	18,717	161	0.86%	18,705	174	0.93%	16,864	151	0.90%

Investments:
Domestic	34,481	155	0.45%	31,690	127	0.40%	25,625	88	0.34%
Foreign	1,910	48	2.52%	2,850	79	2.77%	3,058	102	3.34%

Total	36,391	203	0.56%	34,540	206	0.59%	28,683	190	0.66%

Loans (1):
Domestic	54,230	634	1.17%	54,207	593	1.09%	52,866	565	1.07%
Foreign	17,420	349	2.00%	21,634	395	1.83%	24,279	466	1.92%

Total	71,650	983	1.37%	75,841	988	1.30%	77,145	1,031	1.34%

Total interest-earning assets:
Domestic	110,691	833	0.75%	113,323	780	0.69%	117,547	709	0.60%
Foreign	47,949	590	1.23%	52,985	678	1.28%	56,043	791	1.41%

Total	158,640	1,423	0.90%	166,308	1,458	0.88%	173,590	1,500	0.86%

Noninterest-earning assets:
Cash and due from banks	2,877			4,012			2,285
Other noninterest-earning assets (2)	18,872			19,856			21,449
Allowance for loan losses	(686)			(558)			(478)

Total noninterest-earning assets	21,063			23,310			23,256

Total average assets	179,703			189,618			196,846

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 31.3%, 33.0% and 33.2%, respectively, for the fiscal years ended March 31, 2014, 2015 and 2016.

	2014			2015			2016
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	73,858	53	0.07%	77,126	50	0.06%	81,090	60	0.07%
Foreign	14,695	80	0.55%	19,801	100	0.51%	20,958	154	0.73%

Total	88,553	133	0.15%	96,927	150	0.15%	102,048	214	0.21%

Short-term borrowings (1):
Domestic	20,471	29	0.14%	17,342	24	0.14%	15,139	22	0.15%
Foreign	20,598	28	0.13%	20,326	28	0.14%	18,982	58	0.31%

Total	41,069	57	0.14%	37,668	52	0.14%	34,121	80	0.24%

Trading account liabilities:
Domestic	2,836	12	0.42%	2,629	14	0.52%	2,092	13	0.61%
Foreign	1,319	19	1.44%	1,692	17	1.05%	1,195	8	0.69%

Total	4,155	31	0.74%	4,321	31	0.73%	3,287	21	0.64%

Long-term debt:
Domestic	9,046	178	1.97%	11,730	175	1.49%	14,242	176	1.23%
Foreign	764	3	0.39%	268	4	1.66%	1,441	4	0.26%

Total	9,810	181	1.84%	11,998	179	1.49%	15,683	180	1.15%

Total interest-bearing liabilities:
Domestic	106,211	272	0.26%	108,827	263	0.24%	112,563	271	0.24%
Foreign	37,376	130	0.35%	42,087	149	0.36%	42,576	224	0.53%

Total	143,587	402	0.28%	150,914	412	0.27%	155,139	495	0.32%

Noninterest-bearing liabilities (2)	30,843			32,736			35,176

Equity	5,273			5,968			6,531

Total average liabilities and equity	179,703			189,618			196,846

Net interest income and average interest rate spread		1,021	0.62%		1,046	0.61%		1,005	0.54%

Net interest income as a percentage of average total interest-earning assets			0.64%			0.63%			0.58%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 27.2%, 28.5% and 28.2%, respectively, for the fiscal years ended March 31, 2014, 2015 and 2016.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014 and the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2015 versus fiscal year ended March 31, 2014			Fiscal year ended March 31, 2016 versus fiscal year ended March 31, 2015
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	6	2	8	13	(3)	10
Foreign	4	3	7	5	4	9

Total	10	5	15	18	1	19

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1	(1)	—	(1)	3	2
Foreign	(3)	2	(1)	(1)	18	17

Total	(2)	1	(1)	(2)	21	19

Trading account assets:
Domestic	(1)	9	8	(6)	(10)	(16)
Foreign	2	3	5	(4)	(3)	(7)

Total	1	12	13	(10)	(13)	(23)

Investments:
Domestic	(11)	(17)	(28)	(22)	(17)	(39)
Foreign	26	5	31	6	17	23

Total	15	(12)	3	(16)	—	(16)

Loans:
Domestic	—	(41)	(41)	(15)	(13)	(28)
Foreign	77	(31)	46	51	20	71

Total	77	(72)	5	36	7	43

Total interest and dividend income:
Domestic	(5)	(48)	(53)	(31)	(40)	(71)
Foreign	106	(18)	88	57	56	113

Total	101	(66)	35	26	16	42

	Fiscal year ended March 31, 2015 versus fiscal year ended March 31, 2014			Fiscal year ended March 31, 2016 versus fiscal year ended March 31, 2015
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	2	(5)	(3)	3	7	10
Foreign	26	(6)	20	6	48	54

Total	28	(11)	17	9	55	64

Short-term borrowings:
Domestic	(4)	(1)	(5)	(3)	1	(2)
Foreign	(1)	1	—	(2)	32	30

Total	(5)	—	(5)	(5)	33	28

Trading account liabilities:
Domestic	(1)	3	2	(3)	2	(1)
Foreign	4	(6)	(2)	(4)	(5)	(9)

Total	3	(3)	—	(7)	(3)	(10)

Long-term debt:
Domestic	40	(43)	(3)	31	(30)	1
Foreign	(2)	3	1	3	(3)	—

Total	38	(40)	(2)	34	(33)	1

Total interest expense:
Domestic	37	(46)	(9)	28	(20)	8
Foreign	27	(8)	19	3	72	75

Total	64	(54)	10	31	52	83

Net interest income:
Domestic	(42)	(2)	(44)	(59)	(20)	(79)
Foreign	79	(10)	69	54	(16)	38

Total	37	(12)	25	(5)	(36)	(41)

II. Investment portfolio

The following table shows the amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2014, 2015 and 2016:

	2014			2015			2016
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	22,040	22,056	16	17,391	17,414	23	15,672	15,763	91
Agency mortgage-backed securities (1)	842	855	13	717	734	17	751	780	29
Corporate bonds and other debt securities	2,696	2,717	21	2,578	2,597	19	2,696	2,721	25
Equity securities (marketable)	1,648	3,402	1,754	1,697	4,396	2,699	1,610	3,726	2,116

Total domestic	27,226	29,030	1,804	22,383	25,141	2,758	20,729	22,990	2,261

Foreign:
U.S. Treasury bonds and federal agency securities	158	154	(4)	116	117	1	436	438	2
Other foreign government bonds	719	721	2	962	966	4	940	942	2
Agency mortgage-backed securities (2)	113	106	(7)	90	88	(2)	169	169	—
Corporate bonds and other debt securities	599	618	19	747	758	11	852	859	7
Equity securities (marketable)	20	20	—	1	1	—	54	55	1

Total foreign	1,609	1,619	10	1,916	1,930	14	2,451	2,463	12

Total	28,835	30,649	1,814	24,299	27,071	2,772	23,180	25,453	2,273

Held-to-maturity securities:
Domestic:
Japanese government bonds	4,040	4,058	18	4,360	4,389	29	3,760	3,817	57

Total domestic	4,040	4,058	18	4,360	4,389	29	3,760	3,817	57

Foreign:
Agency mortgage-backed securities (3)	—	—	—	1,287	1,289	2	1,059	1,056	(3)

Total foreign	—	—	—	1,287	1,289	2	1,059	1,056	(3)

Total	4,040	4,058	18	5,647	5,678	31	4,819	4,873	54

Notes:

(1)	All domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(3)	All foreign agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2016. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	2,433	0.00%	11,758	0.02%	1,572	0.14%	—	—	15,763	0.03%
Agency mortgage-backed securities	—	—	—	—	—	—	780	1.16%	780	1.16%
Corporate bonds and other debt securities	404	0.26%	1,443	0.41%	528	0.51%	346	1.17%	2,721	0.50%

Total domestic	2,837	0.04%	13,201	0.06%	2,100	0.23%	1,126	1.16%	19,264	0.14%

Foreign:
U.S. Treasury bonds and federal agency securities	327	0.14%	—	—	111	1.78%	—	—	438	0.55%
Other foreign government bonds	777	1.68%	157	2.46%	8	0.96%	—	—	942	1.80%
Agency mortgage-backed securities	—	—	—	—	—	—	169	2.92%	169	2.92%
Corporate bonds and other debt securities	196	2.22%	514	1.84%	58	1.64%	91	0.46%	859	1.77%

Total foreign	1,300	1.37%	671	1.99%	177	1.70%	260	2.05%	2,408	1.64%

Total	4,137	0.46%	13,872	0.16%	2,277	0.35%	1,386	1.34%	21,672	0.31%

Held-to-maturity securities:
Domestic:
Japanese government bonds	700	0.32%	2,580	0.19%	480	0.67%	—	—	3,760	0.28%

Total domestic	700	0.32%	2,580	0.19%	480	0.67%	—	—	3,760	0.28%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	1,059	3.73%	1,059	3.73%

Total foreign	—	—	—	—	—	—	1,059	3.73%	1,059	3.73%

Total	700	0.32%	2,580	0.19%	480	0.67%	1,059	3.73%	4,819	1.03%

Other than Japanese government bonds, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2016.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2012, 2013, 2014, 2015 and 2016:

	2012	2013	2014	2015	2016
	(in billions of yen)
Domestic:
Manufacturing	7,587	8,079	8,026	8,224	8,345
Construction and real estate	7,271	7,478	7,205	7,354	7,734
Services	3,981	3,972	3,957	4,273	4,656
Wholesale and retail	5,295	5,356	5,351	5,587	5,409
Transportation and communications	3,201	3,147	3,247	3,157	3,268
Banks and other financial institutions	3,501	3,143	3,460	3,853	3,632
Government and public institutions	6,912	6,907	6,734	4,612	3,395
Other industries (Note)	4,319	4,522	4,983	5,080	4,619
Individuals:
Mortgage loans	11,191	11,234	11,187	11,022	10,590
Other	719	742	788	848	924

Total domestic	53,977	54,580	54,938	54,010	52,572

Foreign:
Commercial and industrial	8,146	10,481	12,938	16,688	17,320
Banks and other financial institutions	3,343	4,089	4,610	6,077	6,382
Government and public institutions	522	596	883	1,011	1,175
Other (Note)	91	199	255	426	274

Total foreign	12,102	15,365	18,686	24,202	25,151

Total	66,079	69,945	73,624	78,212	77,723
Less: Unearned income and deferred loan fees—net	90	112	139	164	168

Total loans before allowance for loan losses	65,989	69,833	73,485	78,048	77,555

Note:	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2016:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,018	3,446	881	8,345
Construction and real estate	1,998	3,041	2,695	7,734
Services	1,829	2,129	698	4,656
Wholesale and retail	3,330	1,665	414	5,409
Transportation and communications	823	1,819	626	3,268
Banks and other financial institutions	1,731	1,391	510	3,632
Government and public institutions	2,570	430	395	3,395
Other industries	2,492	1,357	770	4,619
Individuals	1,447	2,488	7,579	11,514

Total domestic	20,238	17,766	14,568	52,572
Foreign:
Total foreign	11,122	11,232	2,797	25,151

Total	31,360	28,998	17,365	77,723

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2016 were as follows:

(in billions of yen)
Floating rates	36,667
Fixed rates	9,696

Total	46,363

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310 “Receivables”. All of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2012, 2013, 2014, 2015 and 2016 by domicile and industry of borrower:

	2012	2013	2014	2015	2016
	(in billions of yen)
Domestic:
Manufacturing	297	336	229	480	374
Construction and real estate	205	249	138	101	77
Services	119	90	79	71	66
Wholesale and retail	201	173	156	150	147
Transportation and communications	53	59	48	36	29
Banks and other financial institutions	12	14	11	5	3
Other industries	4	5	1	1	4
Individuals	264	235	195	143	123

Total domestic	1,155	1,161	857	987	823
Foreign:
Total foreign	155	303	288	188	167

Total impaired loans	1,310	1,464	1,145	1,175	990

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2016 would have been ¥17 billion and ¥4 billion, respectively. The MHFG group recognized interest income on these domestic and foreign loans of ¥16 billion and ¥2 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2016.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2014, 2015 and 2016:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2014
United States	3,425	344	3,400	7,169	4.08%	3,682
France	1,447	283	166	1,896	1.08%	549
Germany	1,376	97	240	1,713	0.98%	330
China	107	740	631	1,478	0.84%	55
Korea	93	406	911	1,410	0.80%	48

2015
United States	4,666	341	5,338	10,345	5.44%	8,357
Germany	1,206	192	279	1,677	0.88%	316
France	1,183	294	197	1,674	0.88%	543
China	108	639	767	1,514	0.80%	82

2016
United States	3,928	261	4,352	8,541	4.41%	8,531
Germany	1,392	224	266	1,882	0.97%	338
France	1,276	304	214	1,794	0.93%	540
United Kingdom	15	264	1,258	1,537	0.79%	954
Korea	212	340	932	1,484	0.77%	92

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016:

	2012	2013	2014	2015	2016
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	735	683	773	626	520
Provision (credit) for loan losses	(23)	140	(126)	(60)	35

Charge-offs:
Domestic:
Manufacturing	18	25	20	8	37
Construction and real estate	7	5	1	3	2
Services	7	10	3	2	4
Wholesale and retail	14	11	13	15	14
Transportation and communications	2	2	7	1	5
Banks and other financial institutions	1	—	—	—	—
Other industries	2	—	—	—	—
Individuals	19	17	13	10	8

Total domestic	70	70	57	39	70
Total foreign	10	25	8	40	42

Total charge-offs	80	95	65	79	112

Recoveries:
Domestic:
Manufacturing	12	4	6	2	2
Construction and real estate	12	8	5	4	1
Services	4	3	3	2	2
Wholesale and retail	9	3	3	3	8
Transportation and communications	2	1	3	1	1
Banks and other financial institutions	1	1	—	—	—
Other industries	—	—	1	1	—
Individuals	3	4	3	3	2

Total domestic	43	24	24	16	16
Total foreign	9	8	2	7	5

Total recoveries	52	32	26	23	21

Net charge-offs	28	63	39	56	91

Others (Note)	(1)	13	18	10	(13)
Balance at end of fiscal year	683	773	626	520	451

Ratio of net charge-offs to average loans outstanding	0.04%	0.09%	0.05%	0.07%	0.12%

Note:	Others includes primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2012, 2013, 2014, 2015 and 2016:

	2012		2013		2014		2015		2016
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	132	11.48%	210	11.55%	177	10.90%	187	10.52%	154	10.74%
Construction and real estate	83	11.00%	79	10.69%	51	9.79%	33	9.40%	25	9.95%
Services	51	6.03%	35	5.68%	30	5.37%	26	5.46%	26	5.99%
Wholesale and retail	101	8.01%	84	7.66%	65	7.27%	66	7.14%	58	6.96%
Transportation and communications	27	4.84%	26	4.50%	22	4.41%	14	4.04%	9	4.20%
Banks and other financial institutions	20	5.30%	28	4.49%	21	4.70%	18	4.93%	14	4.67%
Other industries (Note)	12	17.00%	12	16.34%	5	15.92%	5	12.39%	5	10.31%
Individuals	127	18.03%	109	17.12%	95	16.26%	59	15.18%	42	14.82%
Mortgage loans	102	16.94%	86	16.06%	74	15.19%	51	14.09%	35	13.63%
Other	25	1.09%	23	1.06%	21	1.07%	8	1.09%	7	1.19%

Total domestic	553	81.69%	583	78.03%	466	74.62%	408	69.06%	333	67.64%
Total foreign	130	18.31%	190	21.97%	160	25.38%	112	30.94%	118	32.36%

Total allowance for loan losses	683	100.00%	773	100.00%	626	100.00%	520	100.00%	451	100.00%

Note:	Other industries includes government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014		2015		2016
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	11,836	—%	12,378	—%	13,268	—%
Interest-bearing demand deposits	33,399	0.02%	35,585	0.02%	38,254	0.02%
Deposits at notice (Note)	668	0.02%	682	0.02%	674	0.02%
Time deposits	28,751	0.13%	28,984	0.11%	30,658	0.14%
Certificates of deposit	11,040	0.09%	11,875	0.09%	11,504	0.08%

Foreign offices:
Noninterest-bearing demand deposits	995	—%	1,179	—%	1,429	—%
Interest-bearing deposits, principally time deposits	10,496	0.60%	13,647	0.59%	16,276	0.77%
Certificates of deposit	4,199	0.41%	6,154	0.31%	4,682	0.60%

Total	101,384	0.13%	110,484	0.14%	116,745	0.18%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2014, 2015 and 2016 were ¥726 billion, ¥871 billion and ¥719 billion, respectively.

At March 31, 2016, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$89 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2016) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	9,926	5,823	15,749
Due after three months through six months	3,822	284	4,106
Due after six months through twelve months	3,969	299	4,268
Due after twelve months	1,493	26	1,519

Total	19,210	6,432	25,642
Foreign offices	12,708	5,395	18,103

Total	31,918	11,827	43,745

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	742	726	1,239
Maximum balance outstanding at any month-end during the fiscal year	840	1,257	4,467
Balance at end of fiscal year	742	1,241	4,467
Weighted average interest rate during the fiscal year	0.19%	0.17%	0.09%
Weighted average interest rate on balance at end of fiscal year	0.20%	0.12%	0.02%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	32,335	33,938	31,009
Maximum balance outstanding at any month-end during the fiscal year	40,347	36,530	35,541
Balance at end of fiscal year	30,259	27,165	22,199
Weighted average interest rate during the fiscal year	0.14%	0.13%	0.24%
Weighted average interest rate on balance at end of fiscal year	0.11%	0.18%	0.35%

Other short-term borrowings:
Average balance outstanding during the fiscal year	7,992	3,004	1,873
Maximum balance outstanding at any month-end during the fiscal year	9,790	6,007	2,391
Balance at end of fiscal year	6,024	1,583	2,080
Weighted average interest rate during the fiscal year	0.13%	0.21%	0.31%
Weighted average interest rate on balance at end of fiscal year	0.13%	0.25%	0.43%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 21, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 21, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). The Mizuho Financial Group, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2016 and our report dated July 21, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 21, 2016

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2015 AND 2016

	2015	2016
	(in millions of yen)
Assets:
Cash and due from banks (Note 8)	1,528,306	1,322,597
Interest-bearing deposits in other banks (Note 8)	27,852,853	35,327,408
Call loans and funds sold	444,115	893,545
Receivables under resale agreements (Note 28)	8,582,026	7,805,643
Receivables under securities borrowing transactions (Note 28)	4,059,341	3,407,391
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,645,031 million in 2015 and ¥7,020,645 million in 2016) (Notes 8, 27 and 28)	29,416,024	30,020,743
Investments (Notes 3, 8 and 27):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥776,660 million in 2015 and ¥513,054 million in 2016)	27,070,710	25,452,525
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,272,433 million in 2015 and ¥1,238,965 million in 2016)	5,647,341	4,818,961
Other investments	697,687	613,446
Loans (Notes 4, 5, 8 and 27)	78,048,276	77,555,369
Allowance for loan losses	(520,259)	(451,247)

Loans, net of allowance	77,528,017	77,104,122
Premises and equipment—net (Note 6)	1,632,485	1,837,990
Due from customers on acceptances	139,011	109,567
Accrued income	280,010	274,226
Goodwill (Note 7)	11,703	19,097
Intangible assets (Note 7)	53,580	48,651
Deferred tax assets (Note 19)	57,921	57,349
Other assets (Notes 4, 8, 12, 20, 22 and 27)	5,118,604	4,702,285

Total assets	190,119,734	193,815,546

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2015	2016
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	79,408	51,304
Interest-bearing deposits in other banks	12,267	85,976
Trading account assets	1,877,877	1,639,050
Investments	47,505	40,732
Loans, net of allowance	2,817,142	2,255,409
Other	1,050,504	620,008

Total assets	5,884,703	4,692,479

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2015 AND 2016

	2015	2016
	(in millions of yen)
Liabilities and equity:
Deposits (Notes 8 and 9):
Domestic:
Noninterest-bearing deposits	13,576,340	16,108,032
Interest-bearing deposits	78,187,584	79,596,483
Foreign:
Noninterest-bearing deposits	1,358,121	1,601,417
Interest-bearing deposits	21,084,396	20,631,790
Due to trust accounts (Note 10)	1,241,101	4,467,305
Call money and funds purchased	5,091,198	2,521,009
Payables under repurchase agreements (Notes 28 and 29)	19,612,021	16,833,263
Payables under securities lending transactions (Notes 28 and 29)	2,462,315	2,844,653
Other short-term borrowings (Note 11)	1,582,597	2,080,039
Trading account liabilities (Notes 27 and 28)	16,471,857	17,111,142
Bank acceptances outstanding	139,011	109,567
Income taxes payable	158,748	96,710
Deferred tax liabilities (Note 19)	293,956	201,859
Accrued expenses	153,541	181,441
Long-term debt (including liabilities accounted for at fair value of ¥739,727 million in 2015, and ¥1,055,626 million in 2016) (Notes 11 and 27)	14,582,241	14,770,922
Other liabilities (Notes 12, 20, 22, 23 and 27)	5,934,863	6,476,723

Total liabilities	181,929,890	185,632,355

Commitments and contingencies (Note 23)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 13)	213,121	98,924
Common stock (Note 14)—no par value, authorized 48,000,000,000 shares in 2015 and 2016, and issued 24,621,897,967 shares in 2015, and 25,030,525,657 shares in 2016	5,590,396	5,703,144
Retained earnings	89,432	746,785
Accumulated other comprehensive income, net of tax (Note 16)	2,041,005	1,469,308
Less: Treasury stock, at cost—Common stock 11,649,262 shares in 2015, and 10,929,211 shares in 2016	(3,616)	(3,610)

Total MHFG shareholders’ equity	7,930,338	8,014,551
Noncontrolling interests	259,506	168,640

Total equity	8,189,844	8,183,191

Total liabilities and equity	190,119,734	193,815,546

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2015	2016
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	311,334	292,614
Trading account liabilities	2,293	—
Long-term debt	250,448	411,679
Other	1,492,914	967,141

Total liabilities	2,056,989	1,671,434

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

	2014	2015	2016
	(in millions of yen)
Interest and dividend income:
Loans, including fees	982,402	988,236	1,030,802
Investments:
Interest	131,295	130,626	110,411
Dividends	72,052	74,673	79,600
Trading account assets	161,212	174,458	151,278
Call loans and funds sold	5,949	7,555	6,983
Receivables under resale agreements and securities borrowing transactions	36,281	33,379	53,007
Deposits	33,608	48,732	68,090

Total interest and dividend income	1,422,799	1,457,659	1,500,171

Interest expense:
Deposits	133,140	149,776	213,601
Trading account liabilities	30,746	31,402	21,031
Call money and funds purchased	7,664	7,545	7,830
Payables under repurchase agreements and securities lending transactions	36,906	36,641	66,579
Other short-term borrowings	12,120	7,490	6,791
Long-term debt	180,989	179,128	179,575

Total interest expense	401,565	411,982	495,407

Net interest income	1,021,234	1,045,677	1,004,764
Provision (credit) for loan losses (Notes 4 and 5)	(126,230)	(60,223)	34,560

Net interest income after provision (credit) for loan losses	1,147,464	1,105,900	970,204

Noninterest income:
Fee and commission income (Note 25)	675,763	715,657	742,953
Foreign exchange gains (losses)—net (Note 26)	25,631	(34,520)	113,553
Trading account gains (losses)—net (Note 26)	(59,687)	689,959	559,139
Investment gains (losses)—net (Note 3)	237,556	271,174	263,793
Equity in earnings (losses) of equity method investees—net	27,975	17,502	28,969
Gains on disposal of premises and equipment	10,460	2,754	10,223
Other noninterest income (Note 22)	165,136	138,689	165,264

Total noninterest income	1,082,834	1,801,215	1,883,894

Noninterest expenses:
Salaries and employee benefits (Note 20)	586,737	605,454	633,557
General and administrative expenses	486,772	530,365	548,027
Impairment of goodwill (Note 7)	3,792	—	6,222
Occupancy expenses	172,566	189,004	195,898
Fee and commission expenses	122,419	134,395	146,107
Provision (credit) for losses on off-balance-sheet instruments (Note 23)	12,095	(2,827)	(16,447)
Other noninterest expenses (Notes 4 and 22)	119,574	183,071	144,129

Total noninterest expenses	1,503,955	1,639,462	1,657,493

Income before income tax expense	726,343	1,267,653	1,196,605
Income tax expense (Note 19)	226,108	437,420	346,542

Net income	500,235	830,233	850,063
Less: Net income (loss) attributable to noncontrolling interests	1,751	27,185	(429)

Net income attributable to MHFG shareholders	498,484	803,048	850,492

Earnings per common share (Note 18):	(in yen)
Basic net income per common share	20.33	32.75	34.19

Diluted net income per common share	19.64	31.64	33.50

Note:	Certain income for the fiscal year ended March 31, 2014 has been reclassified to conform to the current year’s presentation.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

	2014	2015	2016
	(in millions of yen)
Net income	500,235	830,233	850,063

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax (Note 3)	137,128	622,975	(338,822)
Foreign currency translation adjustments, net of tax	76,104	136,299	(123,221)
Pension liability adjustments, net of tax (Note 20)	136,942	163,338	(111,599)

Total other comprehensive income (loss), net of tax	350,174	922,612	(573,642)

Total comprehensive income	850,409	1,752,845	276,421
Less: Total comprehensive income (loss) attributable to noncontrolling interests	12,045	26,669	(2,373)

Total comprehensive income attributable to MHFG shareholders	838,364	1,726,176	278,794

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 16 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

	2014	2015	2016
	(in millions of yen)
Preferred stock (Note 13):
Balance at beginning of fiscal year	377,354	312,651	213,121
Conversion to common stock	(28,013)	(99,530)	(114,197)
Cancellation of preferred stock	(36,690)	—	—

Balance at end of fiscal year	312,651	213,121	98,924

Common stock (Note 14):
Balance at beginning of fiscal year	5,460,821	5,489,295	5,590,396
Issuance of new shares of common stock due to conversion of preferred stock	28,013	99,530	114,197
Issuance of new shares of common stock due to exercise of stock acquisition rights	—	864	772
Gains (losses) on disposal of treasury stock	(31)	67	82
Stock-based compensation (Note 21)	492	640	(1,058)
Change in ownership interest in consolidated subsidiaries	—	—	(1,245)

Balance at end of fiscal year	5,489,295	5,590,396	5,703,144

Retained earnings (Accumulated deficit):
Balance at beginning of fiscal year	(883,390)	(537,479)	89,432
Net income attributable to MHFG shareholders	498,484	803,048	850,492
Dividends declared	(152,265)	(176,137)	(195,265)
Cancellation of preferred stock	(308)	—	—
Other	—	—	2,126

Balance at end of fiscal year	(537,479)	89,432	746,785

Accumulated other comprehensive income, net of tax (Note 16):
Balance at beginning of fiscal year	777,997	1,117,877	2,041,005
Change during year	339,880	923,128	(571,697)

Balance at end of fiscal year	1,117,877	2,041,005	1,469,308

Treasury stock, at cost:
Balance at beginning of fiscal year	(4,662)	(3,874)	(3,616)
Purchases of treasury stock	(37,387)	(274)	(653)
Disposal of treasury stock	1,177	532	659
Cancellation of treasury stock	36,998	—	—

Balance at end of fiscal year	(3,874)	(3,616)	(3,610)

Total MHFG shareholders’ equity	6,378,470	7,930,338	8,014,551

Noncontrolling interests:
Balance at beginning of fiscal year	128,975	242,901	259,506
Effect of other increase/decrease in consolidated subsidiaries	113,887	(6,128)	(85,809)
Dividends paid to noncontrolling interests	(12,006)	(3,936)	(2,683)
Net income (loss) attributable to noncontrolling interests	1,751	27,185	(429)
Net unrealized gains (losses) on available-for-sale securities attributable to noncontrolling interests	8,980	(1,360)	(674)
Foreign currency translation adjustments attributable to noncontrolling interests	118	686	(352)
Pension liability adjustments attributable to noncontrolling interests	1,196	158	(919)

Balance at end of fiscal year	242,901	259,506	168,640

Total equity	6,621,371	8,189,844	8,183,191

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 16 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

	2014	2015	2016
	(in millions of yen)
Cash flows from operating activities:
Net income	500,235	830,233	850,063
Less: Net income (loss) attributable to noncontrolling interests	1,751	27,185	(429)

Net income attributable to MHFG shareholders	498,484	803,048	850,492
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	161,258	166,528	167,930
Provision (credit) for loan losses	(126,230)	(60,223)	34,560
Investment losses (gains)—net	(237,556)	(271,174)	(263,793)
Equity in losses (earnings) of equity method investees—net	(27,975)	(17,502)	(28,969)
Foreign exchange losses (gains)—net	127,254	357,103	(225,130)
Deferred income tax expense (benefit)	90,375	181,990	123,125
Net change in trading account assets	7,205,841	(2,121,400)	(778,204)
Net change in trading account liabilities	(2,359,775)	1,333,577	916,958
Net change in loans held for sale	(53,291)	56,549	(27,347)
Net change in accrued income	21,735	(7,531)	(2,441)
Net change in accrued expenses	12,262	87,157	(26,425)
Other—net	638,926	697,804	(499,046)

Net cash provided by operating activities	5,951,308	1,205,926	241,710

Cash flows from investing activities:
Proceeds from sales of investments	64,003,905	58,629,117	19,830,288
Proceeds from maturities of investments	9,862,926	6,107,552	8,669,730
Purchases of investments	(65,822,738)	(61,507,248)	(25,046,188)
Proceeds from sales of loans	215,419	651,339	197,898
Net change in loans	(2,313,291)	(2,800,196)	(1,923,627)
Net change in interest-bearing deposits in other banks	(7,417,572)	(8,189,150)	(7,750,251)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	2,306,310	1,813,089	385,134
Proceeds from sales of premises and equipment	39,324	41,521	47,506
Purchases of premises and equipment	(456,980)	(419,912)	(388,565)

Net cash provided by (used in) investing activities	417,303	(5,673,888)	(5,978,075)

Cash flows from financing activities:
Net change in deposits	657,308	9,460,669	5,441,731
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(6,771,338)	(5,376,701)	(3,900,502)
Net change in due to trust accounts	122,765	499,065	3,226,204
Net change in other short-term borrowings	(724,788)	(4,480,378)	571,901
Proceeds from issuance of long-term debt	1,999,764	6,537,703	2,723,168
Repayment of long-term debt	(1,097,627)	(2,196,492)	(2,307,082)
Proceeds from noncontrolling interests	43,083	891	1,354
Payment to noncontrolling interests	(1)	(1)	(86)
Proceeds from issuance of common stock	—	6	5
Proceeds from sales of treasury stock	11	3	3
Purchases of treasury stock	(37,013)	(12)	(13)
Dividends paid	(152,163)	(176,186)	(195,283)
Dividends paid to noncontrolling interests	(12,006)	(3,936)	(2,683)

Net cash provided by (used in) financing activities	(5,972,005)	4,264,631	5,558,717

Effect of exchange rate changes on cash and due from banks	31,831	34,758	(28,061)

Net increase (decrease) in cash and due from banks	428,437	(168,573)	(205,709)
Cash and due from banks at beginning of fiscal year	1,268,442	1,696,879	1,528,306

Cash and due from banks at end of fiscal year	1,696,879	1,528,306	1,322,597

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2014, 2015 AND 2016

	2014	2015	2016
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	408,803	419,070	435,584
Income taxes paid	122,619	172,022	269,364
Noncash investing activities:
Transfer of loans into other investments	—	2,414	63,420
Investment in capital leases	7,901	8,184	16,123

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

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s fiscal year ends on March 31 and fiscal year of certain subsidiaries ends on December 31. The necessary adjustments have been made to the consolidated financial statements if significant transactions took place during the three-month period. When determining whether to consolidate investee entities, the MHFG Group performed a careful analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

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

Definition of cash and due from banks

For purposes of the consolidated statements of cash flows, Cash and due from banks includes cash on hand, cash items in the process of collection and noninterest-bearing deposits with banks.

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

The credit component of an other-than-temporary impairment of a debt security is reported in Investment gains (losses)—net, and the noncredit component is reported in Other comprehensive income (loss). See Note 3 “Investments” for further discussion of impairment. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over their remaining maturities under the interest method. Gains and losses on disposition of investments are computed using the first-in first-out method for debt securities and the average method for equity securities, and are recorded on the trade date.

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

The fair values of derivative financial instruments are determined based on quoted market prices or broker-dealer quotes, if available. If not available, the fair values are estimated using quoted market prices for similar instruments, option or binomial pricing models or a present value cash flow analysis, utilizing current observable market information, where available. In determining the fair values, the Group considers various factors such as

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange or over-the-counter market quotes, time value of money and volatility factors for options and warrants, observed prices for similar or synthetic instruments, and counterparty credit quality including potential exposure.

Changes in the fair values of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under ASC 815 which are recorded in AOCI. The changes in the fair values of all derivatives relating to foreign currency exchange rates are included in Foreign exchange gains (losses)—net and Trading account gains (losses)—net. Other elements of the changes in the fair values, including interest rate, equity and credit related components except that of certain credit derivatives hedging the credit risk in the corporate loan portfolio, are recognized in Trading account gains (losses)—net. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure related to its corporate loan portfolio is recorded in Other noninterest income (expenses).

Certain financial and hybrid instruments often contain embedded derivative instruments that possess implicit or explicit contract terms similar to those of a derivative instrument. Such derivative instruments are required to be fair-valued separately from the host contracts if they meet the bifurcation criteria of an embedded derivative. Such criteria include that the entire instrument is not marked to market through earnings, the economic characteristics and risks of the embedded contract terms are not clearly and closely related to those of the host contract and the embedded contract terms would meet the definition of a derivative on a stand-alone basis.

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

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value on an individual loan basis. If management decides to retain certain loans held for sale for the foreseeable future or until maturity or payoff, such items are transferred to Loans at the lower of cost or fair value.

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

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, or (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation. As it pertains to listed securities collateral, observable market prices are used for valuation.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and to non-homogeneous loans that have not been identified as impaired. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data since April 2008 for the fiscal years ended March 31, 2014, 2015 and 2016 for the corporate portfolio segment, which resulted in using the data for the past six, seven and eight years, respectively, and the most recently available data for the past six years for the retail portfolio segment, respectively, in the case of normal obligors; and (b) by using the most recently available data since April 2002, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor ratings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments, and recent loss experience in particular segments of the portfolio. When determining the length of the period to calculate the probability of default, the Group considers the uncertainty in the economic and business conditions. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software

Internal and external costs incurred in connection with developing and obtaining software for internal use during the application development stage are capitalized. Such costs include salaries and benefits for employees directly involved with and who devote time to the project, to the extent such time is incurred directly on the internal use software project. The capitalization of software ceases when the software project has been substantially completed. The capitalized software is amortized on a straight-line basis over the estimated useful life, generally 5 to 10 years. Internal use software is reviewed for impairment when triggering events occur.

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

Pension and other employee benefits

MHFG and certain subsidiaries sponsor severance indemnities and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on the actuarial present value of benefits, net of investment returns expected from plan assets and their fair values at the balance sheet date. Net periodic expense is charged to Salaries and employee benefits. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation.

Stock-based compensation

The compensation cost associated with stock options is measured at fair value using the Black-Scholes option pricing model.

In May, 2015, MHFG announced the discontinuance of the current stock option program along with the introduction of performance payments and performance-based stock compensation, see Note 21 “Stock-based compensation” for further details of the performance-based stock compensation.

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

Fee and commission income

Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Fees in respect of securities-related business and fees on funds transfer and collection services are generally recognized as revenue when the related services are performed. Fees on credit-related business, excluding loan origination fees which are deferred and recognized over the loan period as a yield adjustment, are generally recognized either at one time when the service is rendered or over the related transaction period. Fee and commission income is presented on a gross basis and exclusive of consumption taxes.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No.2011-10, “Property, Plant, and Equipment (Topic 360)—Derecognition of in Substance Real Estate—a Scope Clarification” (“ASU No.2011-10”). The ASU clarifies that, even when a reporting entity ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The ASU is effective for fiscal years and interim periods within those years, beginning on or after June 15, 2012. The adoption of ASU No.2011-10 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2014, the FASB issued ASU No.2014-11, “Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU No.2014-11”). The ASU changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the ASU requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The ASU requires disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. The ASU also requires an entity to disclose certain information, including risks related to collateral pledged, for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The ASU is effective for the first interim or annual period beginning after December 15, 2014, except for interim disclosure requirements related to secured borrowings, which are effective for interim periods beginning after March 15, 2015. The adoption of ASU No.2014-11 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU provides a comprehensive guidance of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU was effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2016. In August 2015, the FASB issued ASU No.2015-14, “Revenue from Contracts with Customers (Topic 606)—Deferral of the Effective Date” (“ASU No.2015-14”) to defer the effective date of ASU No.2014-09 by one year. Therefore, ASU No.2014-09 is effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2014-09 and ASU No.2015-14 will have on its consolidated results of operations and financial condition.

In November 2014, the FASB issued ASU No.2014-16, “Derivatives and Hedging (Topic 815)—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (“ASU No.2014-16”). The ASU clarifies that an entity that issues or invests in a hybrid financial instrument should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for bifurcation. The ASU also clarifies that an entity should assess the substance of the relevant terms and features in evaluating the nature of a host contract when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued or acquired, and (3) the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The MHFG Group does not expect that the adoption of ASU No.2014-16 will have a material impact on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” (“ASU No.2015-02”). The ASU amends following provisions about the current accounting for consolidation of certain legal entities: (1) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015, and may be applied retrospectively or applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. Early adoption is permitted including adoption in an interim period. The MHFG Group does not expect that the adoption of ASU No.2015-02 will have a material impact on its consolidated results of operations and financial condition.

In April 2015, the FASB issued ASU No.2015-03, “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs” (“ASU No.2015-03”). The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years, and should be applied retrospectively. Early adoption is permitted for financial statements that have not been previously issued. The MHFG Group does not expect that the adoption of ASU No.2015-03 will have a material impact on its consolidated results of operations or financial condition.

In May 2015, the FASB issued ASU No.2015-07, “Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2015-07”). The ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Earlier application is permitted. The MHFG Group does not expect that the adoption of ASU No.2015-07 will have a material impact on its consolidated results of operations or financial condition.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application by public business entities is permitted for financial statements of fiscal years or interim periods that have not yet been issued. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-01 will have on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842)” (“ASU No.2016-02”). The ASU requires lessees to recognize the assets and liabilities arising from leases on the balance sheet. Lessees should recognize liabilities to make lease payments and right-of-use assets representing its right to use the underlying assets for the lease term. This recognition applies to leases classified as operating leases and finance leases, and the update retains a distinction between finance leases and operating leases. However, the ASU has not changed the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee significantly. The ASU also requires qualitative disclosures along with specific quantitative disclosures including the amount, timing, and uncertainty of cash flows arising from leases. In transition, an entity is required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-02 will have on its consolidated results of operations and financial condition.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU No.2016-13”). The ASU replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The ASU also requires that credit losses on available-for-sale debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses on available-for-sale to the amount by which fair value is below amortized cost. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and will be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-13 will have on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2015 and 2016 are as follows:

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
	(in millions of yen)
2016
Available-for-sale securities:
Debt securities:
Japanese government bonds	15,672,171	91,420	1,015	15,762,576
Japanese local government bonds	234,587	6,097	3	240,681
U.S. Treasury bonds and federal agency securities	436,792	1,720	32	438,480
Other foreign government bonds	939,808	2,740	153	942,395
Agency mortgage-backed securities (1)	920,375	29,804	1,293	948,886
Residential mortgage-backed securities	206,882	4,254	878	210,258
Commercial mortgage-backed securities	186,525	788	523	186,790
Japanese corporate bonds and other debt securities (2)	2,079,599	15,688	420	2,094,867
Foreign corporate bonds and other debt securities (3)	839,981	8,744	1,421	847,304
Equity securities (marketable)	1,663,486	2,121,379	4,577	3,780,288

Total	23,180,206	2,282,634	10,315	25,452,525

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,760,032	56,620	—	3,816,652
Agency mortgage-backed securities (4)	1,058,929	3,894	6,266	1,056,557

Total	4,818,961	60,514	6,266	4,873,209

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥87,327 million and ¥734,403 million, respectively, at March 31, 2015, and ¥168,604 million and ¥780,282 million, respectively, at March 31, 2016. U.S. agency securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Other debt securities presented in the above table primarily consist of certificates of deposit (“CDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥165,602 million at March 31, 2015, and ¥158,446 million at March 31, 2016.
(3)	Other debt securities presented in the above table primarily consist of CDs, ABS, and collateralized loan obligations (“CLO”), of which the total fair values were ¥142,543 million at March 31, 2015, and ¥201,952 million at March 31, 2016.
(4)	All Agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2016 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	2,431,841	11,699,544	1,540,786	—	15,672,171
Japanese local government bonds	20,033	95,266	118,603	685	234,587
U.S. Treasury bonds and federal agency securities	327,513	—	109,279	—	436,792
Other foreign government bonds	776,593	155,782	7,433	—	939,808
Agency mortgage-backed securities	—	—	—	920,375	920,375
Residential mortgage-backed securities	—	—	—	206,882	206,882
Commercial mortgage-backed securities	4,585	126,340	55,600	—	186,525
Japanese corporate bonds and other debt securities	378,794	1,213,539	344,576	142,690	2,079,599
Foreign corporate bonds and other debt securities	194,987	507,194	57,786	80,014	839,981

Total	4,134,346	13,797,665	2,234,063	1,350,646	21,516,720

Held-to-maturity securities:
Debt securities:
Japanese government bonds	700,001	2,580,182	479,849	—	3,760,032
Agency mortgage-backed securities	—	—	—	1,058,929	1,058,929

Total	700,001	2,580,182	479,849	1,058,929	4,818,961

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	2,433,342	11,757,721	1,571,513	—	15,762,576
Japanese local government bonds	20,051	96,515	123,289	826	240,681
U.S. Treasury bonds and federal agency securities	327,482	—	110,998	—	438,480
Other foreign government bonds	777,144	157,516	7,735	—	942,395
Agency mortgage-backed securities	—	—	—	948,886	948,886
Residential mortgage-backed securities	—	—	—	210,258	210,258
Commercial mortgage-backed securities	4,591	126,265	55,934	—	186,790
Japanese corporate bonds and other debt securities	379,118	1,220,385	348,967	146,397	2,094,867
Foreign corporate bonds and other debt securities	195,753	513,856	57,798	79,897	847,304

Total	4,137,481	13,872,258	2,276,234	1,386,264	21,672,237

Held-to-maturity securities:
Debt securities:
Japanese government bonds	701,875	2,604,949	509,828	—	3,816,652
Agency mortgage-backed securities	—	—	—	1,056,557	1,056,557

Total	701,875	2,604,949	509,828	1,056,557	4,873,209

Other-than-temporary impairment

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For equity securities, impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuers, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

The following table shows the other-than-temporary impairment on available-for-sale securities for the fiscal years ended March 31, 2014, 2015 and 2016. No impairment losses were recognized on held-to-maturity securities for the periods.

	2014	2015	2016
	(in millions of yen)
Available-for-sale securities:
Debt securities	1,151	450	4,020
Equity securities	4,193	618	34,041

Total	5,344	1,068	38,061

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2016, the other-than-temporary impairment losses for debt securities were attributable to the decline in the fair value of certain Japanese corporate bonds that the MHFG Group determined that credit losses existed. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any instance related to credit losses recognized in earnings on debt securities where a portion of an other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of certain Japanese equity securities.

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2015 and 2016:

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
	(in millions of yen)

2016
Available-for-sale securities:
Debt securities:
Japanese government bonds	1,531,400	692	74,427	323	1,605,827	1,015
Japanese local government bonds	3,434	3	—	—	3,434	3
U.S. Treasury bonds and federal agency securities	315,425	32	—	—	315,425	32
Other foreign government bonds	225,493	139	225	14	225,718	153
Agency mortgage-backed securities (1)	15,965	86	58,147	1,207	74,112	1,293
Residential mortgage-backed securities	2,417	3	39,984	875	42,401	878
Commercial mortgage-backed securities	40,471	300	22,465	223	62,936	523
Japanese corporate bonds and other debt securities	360,782	348	20,109	72	380,891	420
Foreign corporate bonds and other debt securities	186,478	972	22,090	449	208,568	1,421
Equity securities (marketable)	71,262	4,515	180	62	71,442	4,577

Total	2,753,127	7,090	237,627	3,225	2,990,754	10,315

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	394,673	5,384	101,892	882	496,565	6,266

Total	394,673	5,384	101,892	882	496,565	6,266

Notes	:
(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥86,973 million and ¥7,968 million, respectively, at March 31, 2015, and ¥69,805 million and ¥4,307 million, respectively, at March 31, 2016. U.S. agency securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	All Agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

At March 31, 2016, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including Japanese corporate bonds with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the evaluation above, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the fiscal years ended March 31, 2014, 2015 and 2016. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2014, 2015 and 2016” for the proceeds from sales of investments, the vast majority of which consists of the proceeds from sales of available-for-sale securities.

	2014	2015	2016
	(in millions of yen)
Gross realized gains	231,955	220,250	297,344
Gross realized losses	(29,387)	(14,670)	(45,376)

Net realized gains (losses) on sales of available-for-sale securities	202,568	205,580	251,968

Other investments

The following table summarizes the composition of Other investments at March 31, 2015 and 2016:

	2015	2016
	(in millions of yen)
Equity method investments	194,188	258,180
Investments held by consolidated investment companies	53,061	42,045
Other equity interests	450,438	313,221

Total	697,687	613,446

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥84,183 million and ¥124,830 million, at March 31, 2015 and 2016, respectively. The aggregate market values of these marketable equity securities were ¥121,198 million and ¥277,508 million, respectively.

The MHFG Group’s proportionate share of the total outstanding common shares in Orient Corporation as of March 31, 2016 was 49.0%.

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

Other equity interests

Other equity interests primarily consist of non-marketable equity securities outside the scope of ASC 320, of which the fair values are not readily determinable, nor practicable to estimate. The MHFG Group has neither significant influence nor control over the investees. Each of these securities is stated at acquisition cost, with an other-than-temporary impairment, if any, included in earnings. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2015 and 2016:

	2015	2016
	(in millions of yen)
Domestic:
Manufacturing	8,224,361	8,344,808
Construction and real estate	7,353,826	7,733,513
Services	4,272,968	4,655,704
Wholesale and retail	5,586,533	5,408,850
Transportation and communications	3,156,855	3,267,902
Banks and other financial institutions	3,852,820	3,632,481
Government and public institutions	4,611,900	3,395,784
Other industries (Note)	5,079,922	4,619,336
Individuals:
Mortgage loans	11,021,956	10,589,646
Other	848,750	924,408

Total domestic	54,009,891	52,572,432

Foreign:
Commercial and industrial	16,688,090	17,319,284
Banks and other financial institutions	6,077,144	6,382,449
Government and public institutions	1,010,704	1,174,665
Other (Note)	425,862	273,695

Total foreign	24,201,800	25,150,093

Total	78,211,691	77,722,525
Less: Unearned income and deferred loan fees—net	163,415	167,156

Total loans before allowance for loan losses	78,048,276	77,555,369

Note:	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥2,041 million, ¥33,291 million and ¥1,752 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value of ¥1,510 million, ¥34,262 million, and ¥810 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to groups of small balance, homogeneous loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2015 and 2016:

	Normal obligors				Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)
	(in millions of yen)
2015
Domestic:
Manufacturing	4,663,535	2,607,651	109,615	198,621	147,978	16,424	1,019	479,518	8,224,361
Construction and real estate	3,331,659	2,943,178	600,856	165,660	192,124	18,478	562	101,309	7,353,826
Services	2,298,532	1,566,359	201,354	4,150	109,677	22,273	—	70,623	4,272,968
Wholesale and retail	2,261,669	2,695,642	237,050	53,691	148,722	39,189	65	150,505	5,586,533
Transportation and communications	2,310,918	674,273	89,258	422	36,383	10,029	—	35,572	3,156,855
Banks and other financial institutions	2,986,436	830,410	2,360	4,169	23,881	129	—	5,435	3,852,820
Government and public institutions	4,505,893	6,007	—	100,000	—	—	—	—	4,611,900
Other industries	2,018,620	706,882	3,326	2,290,419	10,476	406	49,213	580	5,079,922
Individuals	—	243,904	11,212,723	133,530	32,512	102,149	2,484	143,404	11,870,706

Total domestic	24,377,262	12,274,306	12,456,542	2,950,662	701,753	209,077	53,343	986,946	54,009,891

Foreign:
Total foreign	15,153,557	5,246,343	8,428	3,160,768	344,533	22	100,018	188,131	24,201,800

Total	39,530,819	17,520,649	12,464,970	6,111,430	1,046,286	209,099	153,361	1,175,077	78,211,691

2016
Domestic:
Manufacturing	4,859,256	2,681,958	103,343	148,102	163,213	12,473	2,958	373,505	8,344,808
Construction and real estate	3,956,798	2,709,617	601,251	157,057	215,244	16,408	255	76,883	7,733,513
Services	2,611,296	1,674,328	195,140	2,380	81,704	24,846	—	66,010	4,655,704
Wholesale and retail	2,240,228	2,552,552	223,677	57,865	147,404	39,486	546	147,092	5,408,850
Transportation and communications	2,410,967	695,697	86,094	380	35,090	10,518	—	29,156	3,267,902
Banks and other financial institutions	2,719,047	881,405	2,234	3,788	22,303	264	—	3,440	3,632,481
Government and public institutions	3,181,241	4,047	—	210,496	—	—	—	—	3,395,784
Other industries	1,954,222	685,258	3,501	1,929,712	7,053	329	35,315	3,946	4,619,336
Individuals	—	259,646	10,891,538	107,131	34,744	96,729	1,659	122,607	11,514,054

Total domestic	23,933,055	12,144,508	12,106,778	2,616,911	706,755	201,053	40,733	822,639	52,572,432

Foreign:
Total foreign	15,540,347	5,748,131	8,382	3,132,856	472,696	10	80,607	167,064	25,150,093

Total	39,473,402	17,892,639	12,115,160	5,749,767	1,179,451	201,063	121,340	989,703	77,722,525

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2015 and 2016:

	Recorded investment (1)			Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2015
Domestic:
Manufacturing	469,856	9,662	479,518	487,833	170,864	289,807	9,376
Construction and real estate	77,863	23,446	101,309	119,800	17,479	119,325	1,570
Services	60,606	10,017	70,623	78,470	18,771	77,028	1,449
Wholesale and retail	138,981	11,524	150,505	161,843	54,481	150,525	2,529
Transportation and communications	31,568	4,004	35,572	36,858	10,173	47,224	729
Banks and other financial institutions	5,373	62	5,435	5,448	2,263	7,487	98
Other industries	478	102	580	766	55	682	11
Individuals	68,337	75,067	143,404	158,344	6,202	173,726	2,553

Total domestic	853,062	133,884	986,946	1,049,362	280,288	865,804	18,315

Foreign:
Total foreign	171,852	16,279	188,131	204,575	71,943	233,123	3,197

Total	1,024,914	150,163	1,175,077	1,253,937	352,231	1,098,927	21,512

2016
Domestic:
Manufacturing	365,361	8,144	373,505	379,642	138,676	410,491	7,930
Construction and real estate	59,883	17,000	76,883	87,516	10,130	89,075	1,246
Services	56,695	9,315	66,010	72,603	19,095	69,525	1,292
Wholesale and retail	134,425	12,667	147,092	157,215	46,304	149,324	2,376
Transportation and communications	25,665	3,491	29,156	30,497	5,694	33,119	630
Banks and other financial institutions	3,390	50	3,440	3,440	1,095	5,188	42
Other industries	3,591	355	3,946	4,132	799	2,665	64
Individuals	63,367	59,240	122,607	135,325	6,085	133,015	2,058

Total domestic	712,377	110,262	822,639	870,370	227,878	892,402	15,638

Foreign:
Total foreign	148,471	18,593	167,064	180,870	61,308	186,440	2,629

Total	860,848	128,855	989,703	1,051,240	289,186	1,078,842	18,267

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥387,879 million and ¥347,839 million as of March 31, 2015 and 2016 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans in the consolidated statements of income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The remaining balance of impaired loans which had been partially charged off was ¥25,980 million and ¥31,933 million as of March 31, 2015 and 2016, respectively.

Troubled debt restructurings

The MHFG Group considers a TDR to be a restructuring in which it, for economic or legal reasons related to the obligor’s financial difficulties, grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is E2 or below. The following table presents TDRs that were entered into during the fiscal years ended March 31, 2015 and 2016:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (Note)	Charge-offs
		(in millions of yen)
2015
Domestic:
Manufacturing	—	1,236	380,149
Construction and real estate	—	—	31,554
Services	—	—	55,592
Wholesale and retail	—	—	153,577
Transportation and communications	—	—	25,452
Banks and other financial institutions	—	—	13,482
Other industries	—	—	2,607
Individuals	—	—	35,271

Total domestic	—	1,236	697,684

Foreign:
Total foreign	—	503	50,730

Total	—	1,739	748,414

2016
Domestic:
Manufacturing	67,058	34,081	108,395
Construction and real estate	—	—	27,078
Services	—	—	43,919
Wholesale and retail	—	—	157,651
Transportation and communications	49	279	28,244
Banks and other financial institutions	—	—	6,342
Other industries	—	—	7,120
Individuals	—	—	28,163

Total domestic	67,107	34,360	406,912

Foreign:
Total foreign	—	—	44,748

Total	67,107	34,360	451,660

Note: Amounts represent the book values of loans immediately after the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2015 and 2016 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2015	2016
	(in millions of yen)
Domestic:
Manufacturing	9,719	10,669
Construction and real estate	1,673	2,195
Services	2,479	4,824
Wholesale and retail	23,979	20,522
Transportation and communications	1,151	2,361
Individuals	4,359	3,864

Total domestic	43,360	44,435

Foreign:
Total foreign	8,187	10,846

Total	51,547	55,281

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2015 and 2016:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2015
Domestic:
Manufacturing	1,407	179	10,451	12,037	8,212,324	8,224,361
Construction and real estate	2,386	2,360	46,142	50,888	7,302,938	7,353,826
Services	1,628	650	7,626	9,904	4,263,064	4,272,968
Wholesale and retail	3,000	2,250	11,196	16,446	5,570,087	5,586,533
Transportation and communications	169	3,122	2,866	6,157	3,150,698	3,156,855
Banks and other financial institutions	333	—	12	345	3,852,475	3,852,820
Government and public institutions	—	—	—	—	4,611,900	4,611,900
Other industries	—	7	979	986	5,078,936	5,079,922
Individuals	32,060	15,596	46,310	93,966	11,776,740	11,870,706

Total domestic	40,983	24,164	125,582	190,729	53,819,162	54,009,891

Foreign:
Total foreign	98	47	14,826	14,971	24,186,829	24,201,800

Total	41,081	24,211	140,408	205,700	78,005,991	78,211,691

2016
Domestic:
Manufacturing	1,555	163	9,454	11,172	8,333,636	8,344,808
Construction and real estate	2,713	1,024	35,691	39,428	7,694,085	7,733,513
Services	2,479	223	7,016	9,718	4,645,986	4,655,704
Wholesale and retail	3,193	886	8,861	12,940	5,395,910	5,408,850
Transportation and communications	594	81	2,033	2,708	3,265,194	3,267,902
Banks and other financial institutions	—	—	—	—	3,632,481	3,632,481
Government and public institutions	—	—	—	—	3,395,784	3,395,784
Other industries	—	—	29	29	4,619,307	4,619,336
Individuals	38,682	13,570	38,413	90,665	11,423,389	11,514,054

Total domestic	49,216	15,947	101,497	166,660	52,405,772	52,572,432

Foreign:
Total foreign	859	2,598	30,000	33,457	25,116,636	25,150,093

Total	50,075	18,545	131,497	200,117	77,522,408	77,722,525

5. Allowance for loan losses

In accordance with ASC 450, a formula-based allowance utilizing historical loss factors, after adjusting for existing economic conditions where appropriate, is applied to groups of non-homogeneous loans and small balance, homogeneous loans which have not been identified as impaired. At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details of the methodology used to determine the allowance for loan losses and Note 4 “Loans” for further details of obligor ratings and pool allocations.

Changes in Allowance for loan losses by portfolio segment for the fiscal years ended March 31, 2014, 2015 and 2016 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2014
Balance at beginning of fiscal year	641,895	109,189	21,873	772,957

Provision (credit) for loan losses	(128,368)	(12,712)	14,850	(126,230)

Charge-offs	(47,927)	(3,935)	(13,286)	(65,148)
Recoveries	21,423	3,000	2,112	26,535

Net charge-offs	(26,504)	(935)	(11,174)	(38,613)

Others (Note)	14,326	—	3,737	18,063

Balance at end of fiscal year	501,349	95,542	29,286	626,177

2015
Balance at beginning of fiscal year	501,349	95,542	29,286	626,177

Provision (credit) for loan losses	(40,167)	(33,261)	13,205	(60,223)

Charge-offs	(64,634)	(3,266)	(11,322)	(79,222)
Recoveries	19,086	1,454	2,743	23,283

Net charge-offs	(45,548)	(1,812)	(8,579)	(55,939)

Others (Note)	7,543	—	2,701	10,244

Balance at end of fiscal year	423,177	60,469	36,613	520,259

2016
Balance at beginning of fiscal year	423,177	60,469	36,613	520,259

Provision (credit) for loan losses	33,532	(15,474)	16,502	34,560

Charge-offs	(97,536)	(2,173)	(12,610)	(112,319)
Recoveries	17,232	1,399	2,034	20,665

Net charge-offs	(80,304)	(774)	(10,576)	(91,654)

Others (Note)	(8,666)	—	(3,252)	(11,918)

Balance at end of fiscal year	367,739	44,221	39,287	451,247

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2015 and 2016:

	Corporate	Retail	Other	Total
	(in millions of yen)
2015
Allowance for loan losses	423,177	60,469	36,613	520,259

of which individually evaluated for impairment	284,247	8,092	15,234	307,573
of which collectively evaluated for impairment	138,930	52,377	21,379	212,686

Loans (Note)	59,108,129	12,791,303	6,312,259	78,211,691

of which individually evaluated for impairment	788,343	31,580	49,222	869,145
of which collectively evaluated for impairment	58,319,786	12,759,723	6,263,037	77,342,546

2016
Allowance for loan losses	367,739	44,221	39,287	451,247

of which individually evaluated for impairment	222,591	3,829	12,521	238,941
of which collectively evaluated for impairment	145,148	40,392	26,766	212,306

Loans (Note)	59,385,962	12,414,453	5,922,110	77,722,525

of which individually evaluated for impairment	634,049	24,768	63,280	722,097
of which collectively evaluated for impairment	58,751,913	12,389,685	5,858,830	77,000,428

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

In the fiscal year ended March 31, 2016, Provision for loan losses increased by ¥94,783 million from the previous fiscal year. The MHFG Group recorded a modest level of Provision for loan losses, reflecting how the Japanese economy was in a “leveling off” phase.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment

Premises and equipment at March 31, 2015 and 2016 consist of the following:

	2015	2016
	(in millions of yen)
Land	563,295	552,205
Buildings	822,229	827,458
Equipment and furniture	450,656	463,205
Leasehold improvements	82,610	88,195
Construction in progress	14,745	20,656
Software	862,353	1,086,124

Total	2,795,888	3,037,843
Less: Accumulated depreciation and amortization	1,163,403	1,199,853

Premises and equipment—net	1,632,485	1,837,990

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥155,549 million, ¥161,152 million and ¥162,676 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥58,783 million and ¥69,077 million at March 31, 2015 and 2016, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2015 and 2016 amounted to ¥33,249 million and ¥34,733 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	MHBK	MHTB	Total
	(in millions of yen)
2014
Balance at beginning of fiscal year	6,147	—	6,147
Goodwill acquired (1)	7,719	—	7,719
Impairment losses recognized	3,792	—	3,792
Foreign exchange translation	1,475	—	1,475
Balance at end of fiscal year	11,549	—	11,549

Gross amount of goodwill	80,615	—	80,615
Accumulated impairment losses	69,066	—	69,066

2015
Balance at beginning of fiscal year	11,549	—	11,549
Goodwill acquired	—	—	—
Impairment losses recognized	—	—	—
Foreign exchange translation	154	—	154
Balance at end of fiscal year	11,703	—	11,703

Gross amount of goodwill	81,254	—	81,254
Accumulated impairment losses	69,551	—	69,551

2016
Balance at beginning of fiscal year	11,703	—	11,703
Goodwill acquired (2)	—	16,470	16,470
Impairment losses recognized	6,222	—	6,222
Foreign exchange translation	(2,854)	—	(2,854)
Balance at end of fiscal year	2,627	16,470	19,097

Gross amount of goodwill	78,003	16,470	94,473
Accumulated impairment losses	75,376	—	75,376

Notes:
(1)	Goodwill acquired is entirely related to the acquisition of Banco Mizuho do Brasil S.A.
(2)	Goodwill acquired is entirely related to the acquisition of Simplex Real Estate Management Inc. and Simplex REIT Partners Inc.

Due to the prolonged severe business environment for PT. Mizuho Balimor Finance and Banco Mizuho do Brasil S.A., it was determined that the carrying amounts of PT. Mizuho Balimor Finance reporting unit and Banco Mizuho do Brasil S.A. reporting unit exceeded their fair values, which are based on the income approach and the market approach, respectively. Therefore, goodwill impairment losses of ¥3,792 million and ¥6,222 million related to PT. Mizuho Balimor Finance and Banco Mizuho do Brasil S.A. were recognized during the fiscal years ended March 31, 2014 and 2016, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2015 and 2016:

	2015			2016
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	73,949	30,164	43,785	73,949	35,178	38,771
Other	2,794	2,188	606	2,864	2,208	656

Total	76,743	32,352	44,391	76,813	37,386	39,427

Intangible assets not subject to amortization:
Total	9,189	—	9,189	9,224	—	9,224

Total	85,932	32,352	53,580	86,037	37,386	48,651

Note:	Customer relationships were acquired in connection with the merger of MHSC and Shinko on May 7, 2009. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2014, 2015, and 2016, the MHFG Group recognized ¥5,709 million, ¥5,376 million, and ¥5,254 million, respectively, of amortization expense in respect of intangible assets.

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2017	4,800
2018	4,522
2019	4,281
2020	4,058
2021	3,469

8. Pledged assets and collateral

The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2015 and 2016:

	2015	2016
	(in billions of yen)
Interest-bearing deposits in other banks	35	69
Trading account assets	8,462	7,939
Investments	10,432	10,254
Loans	6,881	5,871
Other assets	945	1,322

Total	26,755	25,455

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The associated liabilities collateralized by the above assets at March 31, 2015 and 2016 are summarized below:

	2015	2016
	(in billions of yen)
Deposits	773	813
Call money and funds purchased	1,265	—
Payables under repurchase agreements	7,862	6,182
Payables under securities lending transactions	2,339	2,790
Other short-term borrowings	510	657
Long-term debt	5,113	5,545

Total	17,862	15,987

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2015 and 2016, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥26,824 billion and ¥34,377 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,313 billion and ¥1,322 billion at March 31, 2015 and 2016, respectively.

At March 31, 2015 and 2016, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥13,588 billion and ¥12,116 billion, respectively, of which ¥12,657 billion and ¥11,616 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales.

9. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$89 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2016) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2015 and 2016 are as follows:

	2015	2016
	(in millions of yen)
Domestic offices:
Time deposits	19,841,134	19,209,570
Certificates of deposit	9,011,589	6,432,810

Total	28,852,723	25,642,380

Foreign offices:
Time deposits	11,948,577	12,708,142
Certificates of deposit	6,683,316	5,394,695

Total	18,631,893	18,102,837

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2015 and 2016 was ¥669 billion and ¥890 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2016 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	24,232,170	6,406,310	30,638,480
Due after one year through two years	1,942,484	26,500	1,968,984
Due after two years through three years	1,445,878	—	1,445,878
Due after three years through four years	378,928	—	378,928
Due after four years through five years	399,454	—	399,454
Due after five years	147,810	—	147,810

Total	28,546,724	6,432,810	34,979,534

Foreign offices:
Due in one year or less	12,648,102	5,284,772	17,932,874
Due after one year through two years	60,503	46,766	107,269
Due after two years through three years	6,367	2,817	9,184
Due after three years through four years	46	—	46
Due after four years through five years	13	60,368	60,381
Due after five years	259	—	259

Total	12,715,290	5,394,723	18,110,013

Total	41,262,014	11,827,533	53,089,547

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of Other short-term borrowings at March 31, 2015 and 2016 are as follows:

	2015	2016
	(in millions of yen)
Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1) (2)	310,042	289,219
Commercial paper and short-term notes issued by MHFG and its subsidiaries (1) (3)	742,500	1,369,302
Borrowings from the Bank of Japan	432,538	324,146
Other	97,517	97,372

Total	1,582,597	2,080,039

Notes:

(1)	Short-term notes are issued under the laws of Japan in the form of dematerialized commercial paper, whose characteristics are economically the same as commercial paper.
(2)	Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs in the above table consist of commercial paper and short-term notes, of which the amounts were ¥235,837 million and ¥74,205 million, respectively, at March 31, 2015, and ¥232,538 million and ¥56,681 million, respectively, at March 31, 2016.
(3)	Commercial paper and short-term notes issued by MHFG and its subsidiaries in the above table consist of commercial paper and short-term notes, of which the amounts were ¥777,602 million and ¥591,700 million, respectively, at March 31, 2016. At March 31, 2015, all the amounts represent the outstanding balances of short-term notes.

Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2015 and 2016 is comprised of the following:

	2015	2016
	(in millions of yen)
Obligations under capital leases	29,129	37,811
Loan participation borrowings	83,128	64,524
Senior borrowings and bonds	11,080,548	11,581,024
Subordinated borrowings and bonds	3,389,436	3,087,563

Total	14,582,241	14,770,922

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2015	2016
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-8.00	Apr. 2016-Apr. 2046	7,675,926	7,863,984
fixed rate denominated in U.S. dollars	0.00-7.49	Apr. 2016-Sep. 2045	1,579,411	1,783,532
fixed rate denominated in other currencies	0.10-5.00	Apr. 2016-May. 2037	71,802	135,515
floating rate denominated in Japanese yen	0.00-16.00	Apr. 2016-Mar. 2046	925,188	852,425
floating rate denominated in U.S. dollars	0.00-6.70	Apr. 2016-Jul. 2033	777,001	898,840
floating rate denominated in other currencies	0.09-9.40	Jan. 2017-Sep. 2035	51,220	46,728

Total			11,080,548	11,581,024

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.62-4.26	Apr. 2016-Perpetual	2,955,502	2,596,460
fixed rate denominated in U.S. dollars	4.30-6.65	Jun. 2016-Perpetual	433,934	491,103

Total			3,389,436	3,087,563

Total			14,469,984	14,668,587

Notes:

(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2016.
(2)	Maturity information disclosed is the range of maturities at March 31, 2016.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2016:

(in millions of yen)
Fiscal year ending March 31:
2017	1,874,328
2018	1,493,654
2019	4,881,901
2020	1,776,560
2021	432,082
2022 and thereafter	4,312,397

Total	14,770,922

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2015 and 2016:

	2015	2016
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	2,490,956	1,718,769
Collateral provided for derivative transactions	673,511	884,651
Prepaid pension cost	712,523	612,102
Miscellaneous receivables	303,844	286,896
Margins provided for futures contracts	207,381	225,240
Security deposits	113,354	113,066
Loans held for sale	4,583	33,133
Other	612,452	828,428

Total	5,118,604	4,702,285

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,894,023	2,882,824
Collateral accepted for derivative transactions	737,032	715,894
Guaranteed trust principal	561,364	623,904
Miscellaneous payables	925,322	442,352
Margins accepted for futures contracts	386,082	334,925
Factoring amounts owed to customers	290,718	242,392
Unearned income	138,681	144,903
Other	1,001,641	1,089,529

Total	5,934,863	6,476,723

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Preferred stock

The composition of preferred stock at March 31, 2014, 2015 and 2016 is as follows:

2014	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	602,100,700	1,000	Yes
Thirteenth series class XIII preferred stock	—	36,690,000	—	—	—	—
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	914,752	4,251,442,000	914,752,000	602,100,700

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2015	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	701,631,100	1,000	Yes
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	914,752	4,214,752,000	914,752,000	701,631,100

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2016	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	815,828,400	1,000	Yes
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	914,752	4,214,752,000	914,752,000	815,828,400

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted into common stock but not yet cancelled.
(2)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(4)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

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

In June 2013, MHFG newly authorized class XIV preferred stock, class XV preferred stock and class XVI preferred stock in relation to meet the requirements of Basel III. Under Basel III, in order for preferred stock issued by a bank holding company to be included as its regulatory capital under the capital adequacy requirements, the terms and conditions of the preferred stock are required to include a provision that in the event the bank holding company is considered to be non-viable, (1) a write-off of the relevant preferred stock or (2) a conversion of the relevant preferred stock into common stock shall be effected (a loss-absorption clause). In respect of class XI preferred stock, and class XIII preferred stock, which were authorized before the implementation of Basel III in the articles of incorporation of MHFG, it is not possible to include the foregoing loss-absorption clause in the terms and conditions of those preferred stock under the current provisions of the articles of incorporation. Therefore, class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly authorized so that the foregoing loss-absorption clause can be included in the terms and conditions of class XIV preferred stock, class XV preferred stock and class XVI preferred stock by a resolution of the board of directors relating to the issuance of the relevant preferred stock. Besides the foregoing loss-absorption clause, provisions regarding the preferred stock dividends, distribution of residual assets, acquisition clause and rights to request acquisition in respect of class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly established. In addition, each of class XIV preferred stock, class XV preferred stock and class XVI preferred stock was established in multiple series as a separate class of shares in order to enable MHFG to issue those preferred stock in multiple series.

Eleventh series class XI preferred stock is convertible into common stock at the option of the holder. The material terms and conditions of conversion are as follows:

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All preferred stock shares which have not been converted as described above by the end of the relevant conversion period will be converted into common stock on the day following the end of the conversion period on the following terms:

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

The following table shows the changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2014, 2015 and 2016:

Class of stock	Issued at March 31, 2013	Net change	Issued at March 31, 2014	Net change	Issued at March 31, 2015	Net change	Issued at March 31, 2016
	(number of shares)
Eleventh series class XI preferred stock (1) (2)	914,752,000	—	914,752,000	—	914,752,000	—	914,752,000
Thirteenth series class XIII preferred stock	36,690,000	(36,690,000)	—	—	—	—	—

Total	951,442,000	(36,690,000)	914,752,000	—	914,752,000	—	914,752,000

Class of stock	Aggregate amount at March 31, 2013	Net change	Aggregate amount at March 31, 2014	Net change	Aggregate amount at March 31, 2015	Net change	Aggregate amount at March 31, 2016
	(in millions of yen)
Eleventh series class XI preferred stock (1) (2)	914,752	—	914,752	—	914,752	—	914,752
Thirteenth series class XIII preferred stock	36,690	(36,690)	—	—	—	—	—

Total	951,442	(36,690)	914,752	—	914,752	—	914,752

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted into common stock but not yet cancelled.
(2)	All shares of the eleventh series class XI preferred stock were converted into common stock on July 1, 2016 and cancelled on July 13, 2016.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Common stock

The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(shares)
Balance at beginning of fiscal year	24,164,864,477	24,263,885,187	24,621,897,967
Issuance of new shares of common stock due to conversion of Eleventh series class XI preferred stock	99,020,710	351,822,780	403,667,690
Issuance of new shares of common stock due to exercise of stock acquisition rights	—	6,190,000	4,960,000

Balance at end of fiscal year	24,263,885,187	24,621,897,967	25,030,525,657

15. Dividends

The amount available for dividends under the Companies Act is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2016, MHFG’s capital stock, capital surplus and retained earnings were ¥2,255,791 million, ¥1,195,831 million and ¥1,703,050 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2016 was ¥1,200,033 million, of which ¥1,195,683 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and the Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2016, was ¥1,696,034 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum Common Equity Tier 1 capital ratio of 4.5% (phased in at 4.0% in 2014) for capital adequacy purposes under the rules in Basel III. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

The following table shows dividends on preferred stock and common stock during the fiscal years ended March 31, 2014, 2015 and 2016:

2014	Cash dividends

Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	6,717
Thirteenth series class XIII preferred stock (Note)	15	550
Common stock	6	144,998

Total		152,265

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2015	Cash dividends

Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	5,906
Common stock	7	170,231

Total		176,137

2016	Cash dividends

Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	3,572
Common stock	7.75	191,693

Total		195,265

Note:	On July 11, 2013, MHFG acquired and cancelled all of the shares of the thirteenth series class XIII preferred stock. Consequently, the amount for the fiscal year does not include interim dividends.

16. Accumulated other comprehensive income

Changes in each component of AOCI for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	(in millions of yen)
AOCI, balance at beginning of fiscal year	777,997	1,117,877	2,041,005
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year	995,124	1,123,272	1,747,607
Unrealized holding gains (losses) during year	255,140	763,115	(189,479)
Less: reclassification adjustments for losses (gains) included in net income	(126,992)	(138,780)	(148,669)

Change during year	128,148	624,335	(338,148)

Balance at end of fiscal year	1,123,272	1,747,607	1,409,459
Foreign currency translation adjustments:
Balance at beginning of fiscal year	(82,420)	(6,434)	129,179
Foreign currency translation adjustments during year	75,986	134,104	(122,081)
Less: reclassification adjustments for losses (gains) included in net income	—	1,509	(788)

Change during year	75,986	135,613	(122,869)

Balance at end of fiscal year	(6,434)	129,179	6,310
Pension liability adjustments:
Balance at beginning of fiscal year	(134,707)	1,039	164,219
Unrealized gains (losses) during year	131,360	163,191	(107,497)
Less: reclassification adjustments for losses (gains) included in net income	4,386	(11)	(3,183)

Change during year	135,746	163,180	(110,680)

Balance at end of fiscal year	1,039	164,219	53,539
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	339,880	923,128	(571,697)

AOCI, balance at end of fiscal year	1,117,877	2,041,005	1,469,308

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2016:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	213,907	(65,207)	148,700	(31)	148,669	Investment gains (losses)—net
Foreign currency translation adjustments	788	—	788	—	788	Foreign exchange gains (losses)-net
Pension liability adjustments	4,529	(1,317)	3,212	(29)	3,183	Salaries and employee benefits

Total	219,224	(66,524)	152,700	(60)	152,640

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented under the heading “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income attributable to noncontrolling interests in the consolidated statements of income, respectively.

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

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The revised guidelines, which became effective in December 2011, include the strengthening of rules governing trading book capital and the strengthening of the treatment of certain securitizations under the first pillar.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, the MHFG Group adopts the advanced internal ratings-based approach for credit risk. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed with respect to risk components such as probability of default and loss given default, which are derived from the Group’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including certain modifications to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% and Common Equity Tier 1 capital ratio of 4.5%, on both a consolidated and non-consolidated basis for banks with international operations, such as MHBK and MHTB, or on a consolidated basis for bank holding companies with international operations, such as MHFG.

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

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. The MHFG Group’s existing preferred stock, preferred securities (the amounts thereof included within Additional

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tier 1 capital as of March 31, 2016 being ¥1,144.0 billion) and existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2016 being ¥962.9 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in from January 2016 and will be fully implemented by January 2019. The Group was included in the list of G-SIBs updated in November 2015 and was allocated to the category that would require 1.0% of additional loss absorbency.

In November 2015, the Financial Service Agency published the revised capital adequacy guidelines to introduce the Basel III rules text regarding the capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and domestic systemically important banks (“D-SIBs”). These guidelines became effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier l capital under the revised guidelines, and if such buffer and requirement are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Service Agency and carried out. The capital conservation buffer is being phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures.

In December 2015, the Financial Service Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. The Group was designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applicable to the Group was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

As part of its ongoing review of the calculation of risk-weighted assets, in December 2014, the Basel Committee on Banking Supervision published two consultative documents on revisions to the standardized approach for credit risk (later revised in December 2015) and on the design of a capital floor framework based on standardized, non internal modeled approach. The revised proposals are part of a range of policy and supervisory measures that aim to enhance reliability and comparability of risk-weighted capital ratios across banks. The proposal on the revisions to standardized approach includes, among other things, to decrease mechanistic reliance on external credit rating agencies by introducing grade classification and due diligence requirements to the determination of risk weights. The proposal on the capital floor framework seeks to replace the current transitional capital floor based on the Basel I standard with a capital floor based on the revised standardized approach, which is currently under review as described above. Furthermore, in March 2016, the Basel Committee on Banking Supervision published a consultative document on the reduction of variation in credit risk-weighted assets. The document presented proposals which would remove the option to use the internal-ratings based approaches for credit risk for certain exposures, adopt exposure level, model-parameter floors for portfolios where the internal-ratings based approaches remain available, and provide greater specification of parameter estimation practices for portfolios where the internal-ratings based approaches remain available. The various

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

proposals are intended to be complementary to one another, with the goal of reducing excessive variability in risk-weighted assets across banks. The schedule of implementation of the various proposals has not been stated explicitly.

Related to regulatory capital requirements, in November 2015, the Financial Stability Board issued the final total loss-absorbing capacity (“TLAC”) standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, G-SIBs will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from January 1, 2019 and at least 18% as from January 1, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator as from January 1, 2019, and at least 6.75% from January 1, 2022.

Following the publication of the final TLAC standard for G-SIBs by the Financial Stability Board, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan. According to the Financial Services Agency’s approach, which is subject to change based on future international discussions, the preferred resolution strategy for G-SIBs in Japan is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency plans to require bank holding companies of Japanese G-SIBs, which will be the resolution entities, to (i) meet the minimum external TLAC requirements provided under the Financial Stability Board’s TLAC standard, and (ii) cause their material subsidiaries that are designated as systemically important by the Financial Services Agency, including but not limited to certain material sub-groups as provided in the Financial Stability Board’s TLAC standard, to maintain a certain level of capital and debt recognized by the Financial Services Agency as having loss-absorbing and recapitalization capacity, or Internal TLAC. In addition, under the approach, Japanese G-SIBs would be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from 2019 and 3.5% of their consolidated risk-weighted assets from 2022 as their external TLAC.

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

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2013	March 2014	March 2015	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital	3.5%	4.0%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	4.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.0%	0.0%	0.0%	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital	90.0%	80.0%	70.0%	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital	0.0%	20.0%	40.0%	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Additional loss absorbency requirements for G-SIBs and D-SIBs (Note)	—	—	—	0.25%	0.50%	0.75%	1.0%	1.0%	1.0%	1.0%

Note:	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2015 and 2016 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2015		2016
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (Note)	2,934	4.50	3,361	5.375
Actual	6,153	9.43	6,566	10.50
Tier 1 capital:
Required (Note)	3,912	6.00	4,299	6.875
Actual	7,500	11.50	7,905	12.64
Total risk-based capital:
Required (Note)	5,215	8.00	5,550	8.875
Actual	9,508	14.58	9,639	15.41
MHBK:
Common Equity Tier 1 capital:
Required	2,574	4.50	2,555	4.50
Actual	5,966	10.42	6,142	10.81
Tier 1 capital:
Required	3,432	6.00	3,406	6.00
Actual	6,943	12.13	7,244	12.75
Total risk-based capital:
Required	4,576	8.00	4,542	8.00
Actual	8,754	15.30	8,780	15.46
MHTB:
Common Equity Tier 1 capital:
Required	120	4.50	109	4.50
Actual	444	16.67	440	18.21
Tier 1 capital:
Required	160	6.00	145	6.00
Actual	444	16.68	440	18.21
Total risk-based capital:
Required	213	8.00	193	8.00
Actual	512	19.21	472	19.52
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,519	4.50	2,489	4.50
Actual	5,787	10.33	5,892	10.65
Tier 1 capital:
Required	3,359	6.00	3,318	6.00
Actual	6,728	12.01	7,004	12.66
Total risk-based capital:
Required	4,479	8.00	4,424	8.00
Actual	8,598	15.35	8,576	15.50
MHTB:
Common Equity Tier 1 capital:
Required	117	4.50	109	4.50
Actual	437	16.79	448	18.52
Tier 1 capital:
Required	156	6.00	145	6.00
Actual	437	16.79	448	18.52
Total risk-based capital:
Required	208	8.00	194	8.00
Actual	503	19.33	480	19.80

Note:	The required amounts and ratios as of March 31, 2016 include those equivalent to a transition capital conservation buffer of 0.625% and transition additional loss absorbency requirements for a G-SIB and D-SIB of 0.25% and the sum of the risk weighted assets and each such ratio.

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

Management believes, as of March 31, 2016, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

18. Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	498,484	803,048	850,492
Less: Net income attributable to preferred shareholders	6,745	4,910	2,430

Net income attributable to common shareholders	491,739	798,138	848,062

Effect of dilutive securities:
Convertible preferred stock	6,437	4,910	2,430

Net income attributable to common shareholders after assumed conversions	498,176	803,048	850,492

	2014	2015	2016
	(thousands of shares)
Shares:
Weighted average common shares outstanding	24,189,670	24,368,116	24,806,161

Effect of dilutive securities:
Convertible preferred stock (Note)	1,164,941	994,745	563,044
Stock options	16,641	18,186	17,828

Weighted average common shares after assumed conversions	25,371,252	25,381,047	25,387,033

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014	2015	2016
	(in yen)
Amounts per common share:
Basic net income per common share	20.33	32.75	34.19

Diluted net income per common share	19.64	31.64	33.50

Note:	The number of common shares after assumed conversion of the convertible preferred stock is based on the applicable conversion prices.

19. Income taxes

Income tax expense

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions of yen)
Current:
Domestic	92,814	184,180	162,408
Foreign	42,919	71,250	61,009

Total current tax expense	135,733	255,430	223,417

Deferred:
Domestic	94,911	187,134	127,185
Foreign	(4,536)	(5,144)	(4,060)

Total deferred tax expense	90,375	181,990	123,125

Total income tax expense	226,108	437,420	346,542

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2014, 2015 and 2016. The detailed amounts recorded directly in Equity are as follows:

	2014	2015	2016
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	161,269	403,690	(97,339)
Less: reclassification adjustments	(70,228)	(65,699)	(65,207)

Total	91,041	337,991	(162,546)

Foreign currency translation adjustments:
Unrealized gains (losses)	—	—	126
Less: reclassification adjustments	—	—	—

Total	—	—	126

Pension liability adjustments:
Unrealized gains (losses)	71,646	87,654	(51,661)
Less: reclassification adjustments	2,442	(16)	(1,317)

Total	74,088	87,638	(52,978)

Total tax effect before allocation to noncontrolling interests	165,129	425,629	(215,398)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Income tax expense

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015		2016
	(in millions of yen, except tax rates)
Income before income tax expense	726,343	1,267,653		1,196,605
Effective statutory tax rate	38.01%	35.64%		33.06%

Income tax calculated at the statutory tax rate	276,083	451,792		395,598
Income not subject to tax	(22,354)	(20,911)		(12,888)
Expenses not deductible for tax purposes	1,550	1,532		1,521
Tax rate differentials of subsidiaries	(1,611)	(3,517)		(2,208)
Change in valuation allowance (1)	(44,620)	(4,444)		(1,897)
Change in undistributed earnings of subsidiaries	932	16,084		(16,112)
Change in net operating loss carryforwards resulting from intercompany capital transactions	235	(1,290)		(1,446)
Effect of enacted change in tax rates	15,786 (2)	(21,714	) (3)	(7,976	) (4)
Other	107	19,888		(8,050)

Income tax expense	226,108	437,420		346,542

Notes:

(1)	In the fiscal year ended March 31, 2015, the MHFG Group partially changed the basis of presentation in respect of change in valuation allowance to represent the amount of change that directly affected Income tax expense. The current period’s presentation of change in valuation allowance excludes the effect of expiration of net operating loss carryforwards for which a valuation allowance had been fully recorded against the associated deferred tax assets. Refer to the roll-forward table in Note 19 for details of expiration of net operating loss carryforwards which affected the gross valuation allowance but not the total Income tax expense in prior periods.
(2)	On March 20, 2014, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate in respect of MHFG’s tax returns for the fiscal year ended March 31, 2015 was reduced to 35.64% from the previous rate of 38.01%. The decrease in the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized in Income tax expense in the fiscal year ended March 31, 2014.
(3)	On March 31, 2015, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate in respect of MHFG’s tax returns for the fiscal year ended March 31, 2016 has been reduced to 33.06% from the previous rate of 35.64%. In addition, the tax rate for the fiscal years ending March 31, 2017 and thereafter will be 32.26%. The decrease in the Group’s balance of net deferred tax liabilities, reflecting such tax rate reductions, was recognized as a reduction to Income tax expense in the fiscal year ended March 31, 2015.
(4)	On March 29, 2016, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate in respect of MHFG’s tax returns for the fiscal year ending March 31, 2017 and 2018 will be reduced to 30.86% from the previous rate of 32.26%. In addition, the tax rate for the fiscal years ending March 31, 2019 and thereafter will be 30.62%. The decrease in the Group’s balance of net deferred tax liabilities, reflecting such tax rate reductions, was recognized as a reduction to Income tax expense in the fiscal year ended March 31, 2016.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities

The components of net deferred tax assets (liabilities) at March 31, 2015 and 2016 are as follows:

	2015	2016
	(in millions of yen)
Deferred tax assets:
Investments	575,974	522,197
Allowance for loan losses	225,436	178,683
Derivative financial instruments	8,719	—
Net operating loss carryforwards (Note)	392,363	341,572
Other	197,335	170,414

	1,399,827	1,212,866
Valuation allowance	(388,551)	(339,922)

Deferred tax assets, net of valuation allowance	1,011,276	872,944

Deferred tax liabilities:
Available-for-sale securities	909,744	710,497
Prepaid pension cost and accrued pension liabilities	218,124	174,959
Derivative financial instruments	—	56,877
Trading securities	39,056	23,154
Undistributed earnings of subsidiaries	28,056	11,944
Premises and equipment	2,614	1,033
Other	49,717	38,990

Deferred tax liabilities	1,247,311	1,017,454

Net deferred tax assets (liabilities)	(236,035)	(144,510)

Note:	The amount includes ¥281,403 million and ¥268,544 million related to MHFG’s net operating loss carryforwards resulting mainly from intercompany capital transactions as of March 31, 2015 and 2016, respectively. The tax effect of the net operating loss carryforwards is offset by a full valuation allowance because MHFG experienced a significant expiration of net operating loss carryforwards of ¥1,262 billion in March 2013, which is negative evidence outweighing any positive evidence. Furthermore, MHFG is a holding company whose primary sources of future taxable income are management fees from subsidiaries that are not sufficient to realize deferred tax assets related to the net operating loss carryforwards.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2015 and 2016:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2015
Japan (1)	286	(283)	3
The United States	17	(11)	6
The United Kingdom (2)	86	(86)	—
Others	3	(3)	—

Total	392	(383)	9

2016
Japan (3)	270	(270)	—
The United States	16	(8)	8
The United Kingdom (4)	53	(53)	—
Others	3	(3)	—

Total	342	(334)	8

Notes:

(1)	¥279 billion of the Japan net operating losses of ¥286 billion is related to MHFG, which is offset by a full valuation allowance, and will expire during the fiscal year ending March 31, 2018.
(2)	The United Kingdom net operating losses of ¥86 billion may be carried forward indefinitely.
(3)	¥265 billion of the Japan net operating losses of ¥270 billion is related to MHFG, which is offset by a full valuation allowance, and will expire during the fiscal year ending March 31, 2018.
(4)	The United Kingdom net operating losses of ¥53 billion may be carried forward indefinitely.

Determination of valuation allowance

In accordance with ASC 740, when the MHFG Group determines whether and to what extent a valuation allowance is needed, the Group considers all available evidence, both positive and negative, to estimate future taxable income. In this regard, the Group considers reversals of existing taxable temporary differences, projected future taxable income (exclusive of reversals of existing temporary differences) and qualifying tax-planning strategies to be possible sources of future taxable income. The Group considers the specific pattern and timing of future reversals of existing taxable and deductible temporary differences on available-for-sale securities to constitute a prudent and feasible tax-planning strategy and strong positive evidence. The Group has the ability to control when its available-for-sale securities with unrealized gains and losses are sold in order to accelerate or decelerate taxable or deductible amounts. The Group also has a long history of effecting such sales as necessary in order to utilize net operating loss carryforwards or otherwise realize deferred tax assets.

Positive evidence includes the Group’s results of operations for the current and preceding years on an overall consolidated basis and for most of the principal subsidiaries. In particular, the strong results of operations in recent years of MHFG’s principal banking subsidiaries in Japan represent positive evidence that can be objectively verified.

Negative evidence includes the existence of significant amounts of net operating loss carryforwards or cumulative losses recorded at certain entities, and the expiration of unused net operating loss carryforwards in recent years.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2016, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.

The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the recent three years’ pretax results as of March 31, 2016. As it pertains to each entity with a cumulative loss, a valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2016, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

Change in valuation allowance

The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions of yen)
Balance at beginning of fiscal year	584,665	443,847	388,551
Changes that directly affected Income tax expense	(44,620)	(4,444)	(1,897)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	(6,313)	—	—
Others	(89,885)	(50,852)	(46,732)

Total	(96,198)	(50,852)	(46,732)

Balance at end of fiscal year	443,847	388,551	339,922

The decrease in the fiscal year ended March 31, 2014 of ¥44,620 million in the valuation allowance that directly affected Income tax expense was a result of an assessment of the realizability of deferred tax assets that mainly reflected decreases in deductible temporary differences and increases in future taxable income, which led to the full de-recognition of valuation allowance in one of MHFG’s principal banking subsidiaries in Japan. The decreases in deductible temporary differences were primarily related to investments, while the increases in future taxable income were due to increases in net unrealized gains on available-for-sale securities. The decrease in others was primarily related to the portion of valuation allowance that the MHFG Group judged to be offset by gross deferred tax assets that related to certain investments. The primary portion of the decrease in others was related to the deferred tax assets against which a full valuation allowance had been recorded, and therefore there was no impact on the deferred tax expense although the valuation allowance decreased due to this offsetting.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The decrease in the fiscal year ended March 31, 2015 of ¥4,444 million in the valuation allowance that directly affected Income tax expense was a result of an assessment of the realizability of deferred tax assets that mainly reflected decreases in deductible temporary differences. The decrease in the fiscal year ended March 31, 2015 of ¥50,852 million in others was primarily related to a decrease in the valuation allowance that is fully recognized against MHFG’s net operating loss carryforwards due to tax rate reductions.

The decrease in the fiscal year ended March 31, 2016 of ¥1,897 million in the valuation allowance that directly affected Income tax expense was primarily related to an increase of the realizability of deferred tax assets of MHFG’s subsidiaries. The decrease in the fiscal year ended March 31, 2016 of ¥46,732 million in others was primarily related to a decrease in the valuation allowance that is fully recognized against the MHFG Group’s net operating loss carryforwards due to tax rate reductions and the anticipated liquidation of one of MHFG’s subsidiaries.

Net operating loss carryforwards

At March 31, 2016, the MHFG Group had net operating loss carryforwards totaling ¥1,233 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2017	—
2018	865
2019	4
2020	—
2021	—
2022 and thereafter	364

Total	1,233

Included in net operating loss carryforwards in the above table are MHFG’s net operating loss carryforwards of ¥877 billion resulting mainly from intercompany capital transactions, ¥865 billion of which are net operating loss carryforwards generated in relation to a previous intragroup reorganization. The tax loss was recorded at MHFG in accordance with Japanese tax law. The net operating loss carryforwards due to this transaction are to expire in March 2018.

Uncertainty in income tax

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	1,454	1,691	1,632

Gross amount of increases (decreases) related to positions taken during prior years	(6)	(37)	(415)
Gross amount of increases related to positions taken during the current year	100	346	181
Amount of decreases related to settlements	—	(652)	—
Foreign exchange translation	143	284	(98)

Total unrecognized tax benefits at end of fiscal year	1,691	1,632	1,300

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total amount of unrecognized tax benefits including ¥699 million, ¥517 million and ¥506 million of interest and penalties was ¥1,691 million, ¥1,632 million and ¥1,300 million at March 31, 2014, 2015 and 2016, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2008, 2002 and 2002, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

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

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥2,487 million, ¥2,444 million and ¥2,820 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Net periodic benefit cost and funded status

The following table presents the components of net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014	2015	2016
	(in millions of yen)
Service cost-benefits earned during the fiscal year	33,429	33,578	38,032
Interest costs on projected benefit obligations	20,341	13,060	10,479
Expected return on plan assets	(37,047)	(38,087)	(40,603)
Amortization of prior service benefits	(195)	(195)	(195)
Amortization of net actuarial loss (gain)	7,039	150	(4,108)
Special termination benefits	5,429	5,504	4,456

Net periodic benefit cost	28,996	14,010	8,061

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2015 and 2016 are summarized as follows:

	2015	2016
	(in millions of yen)
Net actuarial gain (loss)	246,523	(160,132)
Amortization of net actuarial loss (gain)	150	(4,108)
Amortization of prior service benefits	(195)	(195)

Total recognized in other comprehensive income (loss) before-tax	246,478	(164,435)

As of March 31, 2016, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service benefits and actuarial loss over the next fiscal year, are estimated to be ¥195 million and ¥785 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2014	2015	2016
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.96%	0.76%	0.37%
Rates of increase in future compensation levels	2.00-4.80%	2.00-4.80%	1.80-4.80%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	1.44%	0.96%	0.76%
Rates of increase in future compensation levels	2.31-6.57%	2.00-4.80%	2.00-4.80%
Expected rates of return on plan assets	2.42%	2.17%	1.95%

In estimating the discount rates, the MHFG Group uses interest rates on high-quality fixed-income government and corporate bonds. The durations of such bonds closely match those of the benefit obligations. During the fiscal year ended March 31, 2014, the Group changed the calculation method of the discount rates and revised the benefit formula for certain major plans to refine the estimate in respect of benefit obligations. As a result of these refinements, total benefit obligations of the Group, at March 31, 2014, decreased by ¥110,744 million. Assumed discount rates are reevaluated at each measurement date. The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2015 and 2016 for the plans of MHFG and its subsidiaries:

	2015	2016
	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,320,690	1,392,459
Service cost	33,578	38,032
Interest cost	13,060	10,479
Plan participants’ contributions	1,179	1,192
Actuarial loss (gain)	86,780	125,122
Foreign exchange translation	2,444	(4,054)
Benefits paid	(50,266)	(51,392)
Lump-sum payments	(15,006)	(16,630)

Benefit obligations at end of fiscal year	1,392,459	1,495,208

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,706,054	2,081,600
Actual return (negative return) on plan assets	371,694	5,058
Foreign exchange translation	1,833	(3,312)
Employer contributions	51,106	49,850
Plan participants’ contributions	1,179	1,192
Benefits paid	(50,266)	(51,392)

Fair value of plan assets at end of fiscal year	2,081,600	2,082,996

Funded status	689,141	587,788

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	712,523	612,102
Accrued pension liability	(23,382)	(24,314)

Net amount recognized	689,141	587,788

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	(830)	(1,025)
Net actuarial gain (loss)	221,859	57,619

Net amount recognized	221,029	56,594

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,390,738 million and ¥1,493,393 million, respectively, as of March 31, 2015 and 2016. The defined benefit plans generally employ a multi-variable and non-linear formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2015 and 2016:

	2015	2016
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	51,707	50,554
Fair value of plan assets	28,325	26,240
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	49,986	48,738
Fair value of plan assets	28,325	26,240

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

Investment policies and asset allocation

In managing plan assets, the MHFG Group determines the appropriate levels of risk that the Group can assume under the given circumstances to maximize the investment returns from a long-term perspective while ensuring that the sufficient funds will be available to plan participants and beneficiaries. Generally, the investment returns are relative to the risks involved. In considering the maximum levels of risk that the MHFG Group can assume, it primarily considers the following factors; the employers’ burden of maintaining the benefit plans based on the design of the plans and future plan contributions, the age distribution of the plan participants and beneficiaries, the financial conditions of the employers, and the employers’ ability to absorb future variability in plan premiums. The long-term asset allocation to each asset category such as Japanese equity securities, Japanese debt securities, foreign equity securities and foreign debt securities is determined based upon the optimal portfolio, which is estimated to yield the maximum return within the range of an acceptable level of risk. Additionally, the asset allocation is reviewed whenever there are large fluctuations in pension plan liabilities caused by modifications of pension plans, or there are changes in the market environment. When selecting an investment in each asset category, the MHFG Group takes into consideration credit standing of an investee, concentration of credit risk to a certain investee, liquidity of a financial instrument, etc. The investments in each asset category are further diversified across funds, strategies, sectors, etc. There is no significant investment in a single investee except Japanese government bonds.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2016 is as follows:

Asset category	Asset ratio
Japanese equity securities	5.00%
Japanese debt securities	44.00%
Foreign equity securities	25.00%
Foreign debt securities	10.00%
General account of life insurance companies	14.00%
Other	2.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest rates.

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2015 and 2016, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 27 “Fair value”.

	2015						2016
	Level 1		Level 2		Level 3	Total	Level 1		Level 2		Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	1,085		—		—	1,085	1,114		1		—	1,115
Pooled funds (2)	9		65		—	74	10		51		—	61
Japanese debt securities:
Government bonds	240		—		—	240	262		—		—	262
Pooled funds (2)	—		73		—	73	—		84		—	84
Other	—		28		—	28	—		32		—	32
Foreign equity securities:
Common stocks	106		4		—	110	98		4		—	102
Pooled funds (2)	16		146		—	162	—		154		—	154
Foreign debt securities:
Government bonds	66		7		—	73	72		6		—	78
Pooled funds (2)	—		13		—	13	—		13		—	13
Other	—		16		—	16	—		18		—	18
General account of life insurance companies (3)	—		118		—	118	—		121		—	121
Hedge funds	—		—		3	3	—		—		3	3
Other	84	(4)	3	(5)	—	87	44	(4)	(4	) (5)	—	40

Total assets at fair value	1,606		473		3	2,082	1,600		480		3	2,083

Notes:

(1)	This class represents equity securities held in the employee retirement benefit trusts of ¥1,085 billion and ¥1,115 billion at March 31, 2015 and 2016, respectively, which are well-diversified across industries.
(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at their net asset values per share and can be redeemed within a short-term period upon request.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Investments in this class are measured at conversion value.
(4)	Amounts primarily include cash and short-term assets carried at fair value.
(5)	Amounts primarily include foreign exchange contracts carried at fair value.

Amounts of actual returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2015 and 2016 were not significant.

Contributions

The total contribution of approximately ¥50 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2017, based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2017	66,777
2018	68,373
2019	69,634
2020	70,856
2021	71,263
2022-2026	350,152

21. Stock-based compensation

Stock options

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

The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2016:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	23,958,000	1
Exercised during fiscal year	6,768,000	1

Outstanding at end of fiscal year	17,190,000	1	17.46	2,872

Exercisable at end of fiscal year	—	—	—	—

There were no non-vested stock options remaining as of March 31, 2016.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the assumptions used in the Black-Scholes option pricing model to estimate the fair value of the stock acquisition rights granted during the fiscal year ended March 31, 2015. The risk-free interest rate is based on the Japanese government bonds yield curve for the expected remaining term in effect at the date of grant. The expected volatility is based on the historical trading data of MHFG common stock. The expected remaining term is based on the average service period of Directors of MHFG, MHBK, MHTB and MHSC, which represents the period of time that stock acquisition rights granted are expected to be outstanding. The expected dividend yield is based on the dividend rate of MHFG common stock at the date of grant.

2015
Risk-free interest rate	0.01%
Expected volatility	25.91%
Expected remaining term (in years)	2.46
Expected dividend yield	3.42%

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal years ended March 31, 2014 and 2015 was ¥192,610 and ¥186,990, respectively.

The compensation cost related to this plan recognized in income was ¥1,527 million and ¥1,795 million during the fiscal years ended March 31, 2014 and 2015, respectively.

In May, 2015, MHFG announced discontinuance of the current stock option program along with the introduction of performance payments and performance-based stock compensation for Directors. Thereafter, MHFG has not issued and will not issue any new stock options.

Performance-based stock compensation

MHFG, MHBK, MHTB and MHSC introduced a new performance-based stock compensation program for Directors using a trust. The program utilizes the Board Benefit Trust framework. The performance-based stock compensation shall be paid in the form of shares of common stock of MHFG acquired from the stock market through a trust with an aim to align the officers’ interests with those of the shareholders and increase the incentive to enhance corporate value. The payment thereof shall reflect each officer’s performance. The entire amount of the payments in respect of the performance-based stock compensation shall be deferred over three years and the deferred portion will be subject to reduction or forfeiture depending on certain factors, including the performance of the MHFG group or the relevant Directors.

The compensation cost with regard to the performance-based stock compensation will be determined based upon the fair value of shares of MHFG common stock acquired from the stock market through a trust and will be recognized over the three years deferral period starting from the fiscal year ending March 31, 2017.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Notional amount and fair value of derivative contracts

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2015 and 2016. The fair values of derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2015	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,115,149	—	9,612	—	9,374
Foreign exchange contracts	142,428	3	3,602	3	3,604
Equity-related contracts	2,767	—	197	22	199
Credit-related contracts	4,967	—	42	—	36
Other contracts	333	—	38	—	33

Total	1,265,644	3	13,491	25	13,246

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2016	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,066,252	—	11,522	—	11,269
Foreign exchange contracts	141,517	4	3,126	1	2,979
Equity-related contracts	3,115	18	152	—	140
Credit-related contracts	4,826	—	43	—	37
Other contracts	327	—	59	—	55

Total	1,216,037	22	14,902	1	14,480

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥674 billion and ¥737 billion at March 31, 2015, and ¥885 billion and ¥716 billion at March 31, 2016, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2014, 2015 and 2016:

	Gains (losses) recorded in income
2014	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	801	(1,112)	—	(311)

Total	801	(1,112)	—	(311)

	Gains (losses) recorded in income
2015	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(29,666)	28,005	—	(1,661)

Total	(29,666)	28,005	—	(1,661)

	Gains (losses) recorded in income
2016	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	14,623	(18,224)	—	(3,601)

Total	14,623	(18,224)	—	(3,601)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2014, 2015 and 2016:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2014		2015		2016
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(102,150)	(7,316)	(53,252)	(2,678)	46,697	696

Total	(102,150)	(7,316)	(53,252)	(2,678)	46,697	696

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the fiscal years ended March 31, 2014 and 2015, respectively. Related to the effective portion of net investment hedges, the gains of ¥345 million was reclassified from Accumulated other comprehensive income to earnings for the fiscal year ended March 31, 2016.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging the interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), CLO and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2014, 2015 and 2016:

	Gains (losses) recorded in income
	2014	2015	2016
	(in millions of yen)
Interest rate contracts	(79,562)	265,324	319,225
Foreign exchange contracts	(13,167)	(93,601)	65,101
Equity-related contracts (1)	(41,296)	(100,326)	21,571
Credit-related contracts (2)	(7,761)	(18,007)	(6,960)
Other contracts	(6,857)	368	2,015

Total	(148,643)	53,758	400,952

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)	Amounts include the net loss of ¥8,660 million, ¥2,836 million and ¥5,230 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

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

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2015 and 2016:

	2015		2016
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,619	29	1,603	14
Non-investment grade	822	5	763	1

Total	2,441	34	2,366	15

Credit protection purchased	2,626	(28)	2,592	(9)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2015 and 2016:

	Maximum payout/Notional amount
	2015	2016
	(in billions of yen)
One year or less	343	538
After one year through five years	2,032	1,729
After five years	66	99

Total	2,441	2,366

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

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

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2015 and 2016:

	2015	2016
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	799	790
Collateral provided to counterparties in normal course of business	755	746
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	44	44

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Carrying amount

The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2015 and 2016 was ¥493 billion and ¥357 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥472 billion and ¥336 billion at March 31, 2015 and 2016, respectively.

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2015 and 2016. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

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

2015	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,226	1,147	815	264
Guarantees on loans	325	103	47	175
Guarantees on securities	184	149	35	—
Other guarantees	1,556	1,112	360	84
Guarantees for the repayment of trust principal	140	—	110	30
Liabilities of trust accounts	14,936	14,756	51	129
Derivative financial instruments	22,216	11,163	9,754	1,299

2016	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,110	1,049	909	152
Guarantees on loans	297	117	20	160
Guarantees on securities	203	67	136	—
Other guarantees	1,571	1,206	325	40
Guarantees for the repayment of trust principal	1,141	1,051	63	27
Liabilities of trust accounts	12,747	12,537	79	131
Derivative financial instruments	15,792	6,505	8,032	1,255
The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2015 and 2016:

	2015	2016
	(in billions of yen)
Investment grade	3,267	3,160
Non-investment grade	1,024	1,022

Total	4,291	4,182

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2015 and 2016:

	2015	2016
	(in billions of yen)
Commitments to extend credit (Note)	71,750	75,742
Commercial letters of credit	584	448

Total	72,334	76,190

Note:	Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

The amounts of allowance for losses on off-balance-sheet instruments at March 31, 2015 and 2016 were ¥118 billion and ¥100 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. The lease periods for these leases range from less than 1 year to around 30 years. These leases include cancellation clauses with penalties of a maximum of approximately 5 years-worth of rentals and/or periodic adjustment clauses of rentals. The table below shows future minimum lease payments for capitalized leases and future minimum rental payments for operating leases at March 31, 2016:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2017	10,053	53,117
2018	9,075	46,086
2019	8,290	40,736
2020	6,330	36,399
2021	3,841	33,830
2022 and thereafter	1,384	66,720

Total minimum lease/rental payments	38,973	276,888

Amount representing interest	1,162

Present value of minimum lease payments	37,811

Total rental expense for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥95,941 million, ¥109,390 million and ¥118,400 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years for total rental payments for these periods of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009, 2011, 2012 and 2014, and the total rental payments for these periods increased to ¥282,832 million, as a consequence. The MHFG Group accounted for the transactions as operating leases. The future minimum rental payments under the terms of the related lease agreements were ¥69,556 million, ¥58,336 million and ¥49,883 million at March 31, 2014, 2015 and 2016, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2015 and 2016:

	Consolidated VIEs	Significant unconsolidated VIEs
2015	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,610	—	—
Asset-backed securitizations	427	291	19
Investments in securitization products	338	445	154
Investment funds	2,483	2,094	301
Trust arrangements and other	27	—	—

Total	5,885	2,830	474

	Consolidated VIEs	Significant unconsolidated VIEs
2016	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,092	—	—
Asset-backed securitizations	579	205	13
Investments in securitization products	337	445	154
Investment funds	1,660	2,422	367
Trust arrangements and other	24	—	—

Total	4,692	3,072	534

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2015 and 2016:

Assets on balance sheets related to unconsolidated VIEs:	2015	2016
	(in billions of yen)
Trading account assets	60	55
Investments	187	254
Loans	217	205

Total	464	514

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2015	2016
	(in billions of yen)
Payables under securities lending transactions	19	27
Trading account liabilities	—	1

Total	19	28

Maximum exposure to loss (Note)	474	534

Note:	This represents the amount the Group could be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests (Refer to Note 10 “Due to trust accounts”). See Note 23 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2015 and 2016.

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

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2014, 2015 and 2016, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2015 and 2016.

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥220 billion and ¥83 billion as of March 31, 2015, and ¥243 billion and ¥64 billion as of March 31, 2016, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

25. Fee and commission income

Details of Fee and commission income for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	(in millions of yen)
Securities-related business	170,311	172,234	175,723
Deposits and lending business	114,073	131,491	143,763
Remittance business	108,534	110,181	109,859
Trust fees	48,914	49,827	50,496
Fees for other customer services	233,931	251,924	263,112

Total	675,763	715,657	742,953

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Trading account gains and losses

The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option has been elected in accordance with ASC 825, “Financial Instruments” (“ASC 825”). Net trading gains (losses) for the fiscal years ended March 31, 2014, 2015 and 2016 are comprised of the following:

	2014	2015	2016
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	80,606	635,027	156,559
Derivative contracts:
Interest rate contracts (1)	(79,562)	265,324	319,225
Foreign exchange contracts	(13,167)	(93,601)	65,101
Equity-related contracts (1)	(41,607)	(101,988)	17,970
Credit-related contracts (2)	899	(15,171)	(1,731)
Other contracts	(6,856)	368	2,015

Total	(59,687)	689,959	559,139
Foreign exchange gains (losses)—net (3)	25,631	(34,520)	113,553

Net trading gains (losses)	(34,056)	655,439	672,692

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is included in the above table.
(2)	Amounts do not include the net loss of ¥8,660 million, ¥2,836 million and ¥5,230 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2014, 2015 and 2016, respectively. The net loss is recorded in Other noninterest expenses.
(3)	Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments, such as translation gains and losses related to foreign currency-denominated available-for-sale securities for which the fair value option has been elected in accordance with ASC 825.

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

Valuation process

The MHFG Group has established clear valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established well-documented procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or accounting, depending on the nature and characteristics of the change.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2016, there were no significant changes made to the Group’s valuation techniques and related inputs.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2015 and 2016, including those for which the MHFG Group has elected the fair value option, are summarized below:

2015	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,680	32	—	1,712
Japanese local government bonds	—	72	—	72
U.S. Treasury bonds and federal agency securities	4,759	134	—	4,893
Other foreign government bonds	2,093	344	—	2,437
Agency mortgage-backed securities	1,132	376	—	1,508
Residential mortgage-backed securities	—	—	29	29
Commercial mortgage-backed securities	—	2	4	6
Certificates of deposit and commercial paper	—	813	—	813
Corporate bonds and other	42	1,802	639	2,483
Equity securities	1,045	864	60	1,969
Derivatives:
Interest rate contracts	71	9,516	25	9,612
Foreign exchange contracts	17	3,577	11	3,605
Equity-related contracts	58	134	5	197
Credit-related contracts	—	41	1	42
Other contracts	1	22	15	38
Available-for-sale securities:
Japanese government bonds	16,672	742	—	17,414
Japanese local government bonds	—	239	—	239
U.S. Treasury bonds and federal agency securities	117	—	—	117
Other foreign government bonds	415	551	—	966
Agency mortgage-backed securities	87	735	—	822
Residential mortgage-backed securities	—	97	166	263
Commercial mortgage-backed securities	—	—	169	169
Japanese corporate bonds and other debt securities	—	1,787	155	1,942
Foreign corporate bonds and other debt securities	—	657	85	742
Equity securities (marketable)	4,362	35	—	4,397
Other investments	—	—	53	53

Total assets measured at fair value on a recurring basis (2)	32,551	22,572	1,417	56,540

Liabilities:
Trading securities sold, not yet purchased	2,856	345	—	3,201
Derivatives:
Interest rate contracts	74	9,293	7	9,374
Foreign exchange contracts	14	3,590	3	3,607
Equity-related contracts	73	129	19	221
Credit-related contracts	—	34	2	36
Other contracts	1	17	15	33
Long-term debt (3)	—	153	587	740

Total liabilities measured at fair value on a recurring basis	3,018	13,561	633	17,212

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2016	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	2,272	31	—	2,303
Japanese local government bonds	—	79	—	79
U.S. Treasury bonds and federal agency securities	3,729	77	—	3,806
Other foreign government bonds	2,192	373	—	2,565
Agency mortgage-backed securities	995	563	—	1,558
Residential mortgage-backed securities	—	—	21	21
Commercial mortgage-backed securities	—	2	2	4
Certificates of deposit and commercial paper	—	881	—	881
Corporate bonds and other	9	1,693	720	2,422
Equity securities	758	641	59	1,458
Derivatives:
Interest rate contracts	97	11,396	29	11,522
Foreign exchange contracts	23	3,099	8	3,130
Equity-related contracts	46	95	29	170
Credit-related contracts	—	40	3	43
Other contracts	—	21	38	59
Available-for-sale securities:
Japanese government bonds	15,037	726	—	15,763
Japanese local government bonds	—	241	—	241
U.S. Treasury bonds and federal agency securities	438	—	—	438
Other foreign government bonds	352	590	—	942
Agency mortgage-backed securities	169	780	—	949
Residential mortgage-backed securities	—	87	123	210
Commercial mortgage-backed securities	—	—	187	187
Japanese corporate bonds and other debt securities	—	1,921	174	2,095
Foreign corporate bonds and other debt securities	—	739	108	847
Equity securities (marketable)	3,716	65	—	3,781
Other investments	—	—	42	42

Total assets measured at fair value on a recurring basis (2)	29,833	24,140	1,543	55,516

Liabilities:
Trading securities sold, not yet purchased	2,482	148	—	2,630
Derivatives:
Interest rate contracts	98	11,168	3	11,269
Foreign exchange contracts	26	2,953	1	2,980
Equity-related contracts	60	56	24	140
Credit-related contracts	—	33	4	37
Other contracts	—	18	37	55
Long-term debt (3)	—	433	623	1,056

Total liabilities measured at fair value on a recurring basis	2,666	14,809	692	18,167

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	Amounts included the investments measured at the NAV per share at March 31, 2015 and 2016, of ¥878 billion and ¥682 billion, respectively, of which ¥842 billion and ¥644 billion, respectively, were classified in Level 2, and ¥36 billion and ¥38 billion, respectively, were classified in Level 3. The amounts of unfunded commitments related to these investments at March 31, 2015 and 2016 were ¥25 billion and ¥30 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2015 and 2016:

2015	April 1, 2014	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2015	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	78	—	(2)	—		—	—	—	(33)	—	(16)	29	—
Commercial mortgage-backed securities	91	—	(2)	—		—	—	2	(76)	—	(13)	4	—
Corporate bonds and other	413	62	(2)	—		4	(24)	561	(262)	—	(115)	639	47
Equity securities	60	13	(2)	—		—	—	6	(18)	—	(1)	60	3
Derivatives, net (1):
Interest rate contracts	17	(6	) (2)	—		—	1	—	—	—	6	18	(1)
Foreign exchange contracts	11	(3	) (2)	—		—	—	—	—	—	—	8	(2)
Equity-related contracts	1	(12	) (2)	—		—	—	—	—	—	(3)	(14)	(12)
Credit-related contracts	17	(19	) (2)	—		—	—	—	—	—	1	(1)	—
Available-for-sale securities:
Residential mortgage-backed securities	220	10	(3)	(10	) (4)	—	—	16	(21)	—	(49)	166	—
Commercial mortgage-backed securities	161	4	(3)	(2	) (4)	—	—	77	(26)	—	(45)	169	—
Japanese corporate bonds and other debt securities	170	(1	) (3)	1	(4)	—	—	39	(8)	—	(46)	155	—
Foreign corporate bonds and other debt securities	141	6	(3)	(1	) (4)	—	—	—	(2)	—	(59)	85	—
Other investments	69	12	(3)	—		—	—	2	(18)	—	(12)	53	8

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	3	(3)	—	—	—	—
Long-term debt	501	(5	) (5)	—		3	(2)	—	—	313	(233)	587	(4)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2016	April 1, 2015	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2016	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Other foreign government bonds	—	—	(2)	—		—	—	1	(1)	—	—	—	—
Residential mortgage-backed securities	29	—	(2)	—		—	—	—	—	—	(8)	21	—
Commercial mortgage-backed securities	4	—	(2)	—		—	—	—	—	—	(2)	2	—
Corporate bonds and other	639	(43	) (2)	—		25	(34)	452	(192)	—	(127)	720	(38)
Equity securities	60	9	(2)	—		—	—	12	(22)	—	—	59	1
Derivatives, net (1):
Interest rate contracts	18	(1	) (2)	—		—	—	—	—	—	9	26	11
Foreign exchange contracts	8	(1	) (2)	—		—	—	—	—	—	—	7	(2)
Equity-related contracts	(14)	22	(2)	—		—	—	—	—	—	(3)	5	14
Credit-related contracts	(1)	—	(2)	—		—	—	—	—	—	—	(1)	—
Other contracts	—	1	(2)	—		—	—	—	—	—	—	1	1
Available-for-sale securities:
Residential mortgage-backed securities	166	—	(3)	—	(4)	—	—	—	(4)	—	(39)	123	—
Commercial mortgage-backed securities	169	—	(3)	—	(4)	—	—	102	(62)	—	(22)	187	—
Japanese corporate bonds and other debt securities	155	(2	) (3)	—	(4)	—	—	67	(3)	—	(43)	174	(4)
Foreign corporate bonds and other debt securities	85	2	(3)	(5)	(4)	23	—	41	—	—	(38)	108	—
Other investments	53	7	(3)	—		—	—	5	(20)	—	(3)	42	(7)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	5	(5)	—	—	—	—
Long-term debt	587	18	(5)	—		8	—	(1)	—	305	(258)	623	19

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2015 and 2016.

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the fiscal year ended March 31, 2015, the transfers into Level 3 included ¥4 billion of Trading securities and ¥3 billion of Long-term debt. Transfers into Level 3 for Trading securities were primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal year ended March 31, 2015, the transfers out of Level 3 included ¥24 billion of Trading securities, ¥1 billion of net Derivative liabilities and ¥2 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for net Derivative liabilities were primarily due to increased price observability for certain interest rate derivatives. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

During the fiscal year ended March 31, 2016, the transfers into Level 3 included ¥25 billion of Trading securities, ¥23 billion of Available-for-sale securities and ¥8 billion of Long-term debt. Transfers into Level 3 for Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the fiscal year ended March 31, 2016, the transfers out of Level 3 included ¥34 billion of Trading securities. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2015 and 2016:

2015

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	195	Discounted cash flow	Prepayment rate	2%–18%	7%
		Price-based	Default rate	0%–1%	0%
			Recovery rate	100%–100%	100%
			Discount margin	11bps–490bps	63bps

Commercial mortgage-backed securities	173	Discounted cash flow Price-based	Discount margin	10bps–2,922bps	95bps

Corporate bonds and other debt securities	879	Discounted cash flow	Prepayment rate (1)	0%–25%	21%
		Price-based	Default rate (1)	0%–5%	2%
			Recovery rate (1)	60%–71%	69%
			Discount margin (1)	9bps–1,220bps	112bps
			Discount margin (2)	-96bps–4,342bps	106bps

Derivatives, net:
Interest rate contracts	18	Internal valuation model (3)	IR – IR correlation	20%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	8	Internal valuation model (3)	FX – IR correlation	9%–52%
			FX – FX correlation	52%–52%
			FX volatility	11%–23%
			Default rate (4)	0%–63%

Equity-related contracts	(14)	Internal valuation model (3)	Equity – IR correlation	50%–50%
			Equity – FX correlation	55%–55%
			Equity volatility	17%–33%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate	0%–50%
			Credit correlation	11%–100%

Long-term debt	587	Internal valuation model (3)	IR – IR correlation	20%–100%
			FX – IR correlation	9%–52%
			FX – FX correlation	52%–52%
			Equity – IR correlation	50%–50%
			Equity – FX correlation	55%–55%
			Equity volatility	16%–34%
			Default rate	0%–15%
			Credit correlation	16%–100%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2016

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	144	Discounted cash flow	Prepayment rate	3%–19%	7%
		Price-based	Default rate	0%–2%	0%
			Recovery rate	100%–100%	100%
			Discount margin	13bps–180bps	60bps

Commercial mortgage-backed securities	189	Discounted cash flow Price-based	Discount margin	6bps–580bps	37bps

Corporate bonds and other debt securities	1,002	Discounted cash flow	Prepayment rate (1)	0%–21%	19%
		Price-based	Default rate (1)	0%–2%	2%
			Recovery rate (1)	60%–69%	68%
			Discount margin (1)	11bps–1,115bps	151bps
			Discount margin (2)	10bps–3,850bps	454bps

Derivatives, net:
Interest rate contracts	26	Internal valuation model (3)	IR – IR correlation	32%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	7	Internal valuation model (3)	FX – IR correlation	5%–50%
			FX – FX correlation	54%–54%
			Default rate (4)	0%–63%

Equity-related contracts	5	Internal valuation model (3)	Equity – IR correlation	30%–30%
			Equity – FX correlation	55%–55%
			Equity volatility	10%–40%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate	0%–42%
			Credit correlation	29%–100%

Long-term debt	623	Internal valuation model (3)	IR – IR correlation	32%–100%
			FX – IR correlation	5%–50%
			FX – FX correlation	54%–54%
			Equity – IR correlation	30%–30%
			Equity – FX correlation	55%–55%
			Equity correlation	18%–100%
			Equity volatility	14%–39%
			Default rate	0%–5%
			Credit correlation	28%–100%

Notes:

(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2015 and 2016:

2015	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	111	—	—	111	193
Loans held-for-sale	—	—	—	—	39
Other investments	10	9	—	1	16
Premises and equipment—net	1	—	—	1	8

Total assets measured at fair value on a nonrecurring basis	122	9	—	113	256

2016	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	197
Loans held-for-sale	13	—	7	6	14
Other investments	1	—	—	1	2
Premises and equipment—net	—	—	—	—	1
Goodwill	—	—	—	—	6

Total assets measured at fair value on a nonrecurring basis	138	—	7	131	220

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

Goodwill in the table above is entirely related to Banco Mizuho do Brasil S.A. reporting unit. Due to the decline in the fair value of the reporting unit, the carrying amount of the goodwill was reduced to its fair value which is based on market approach and an impairment loss was recognized. As the determination of the fair value of the goodwill required significant management judgment and estimation, it is classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option in accordance with ASC 825, the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in AOCI, while the changes in fair value caused by foreign exchange fluctuations of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for these securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥6 billion and ¥20 billion at March 31, 2015 and 2016, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes of ¥(8) billion and ¥14 billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the fiscal years ended March 31, 2015 and 2016, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

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

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of other equity interests, which primarily comprises non-marketable equity securities, is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥450 billion and ¥313 billion at March 31, 2015 and 2016, respectively, were not included in the disclosure.

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

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 12 “Other assets and liabilities”.

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

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 12 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2015 and 2016.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2015 and 2016, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	2015
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	42,467	42,467	1,152	41,315	—
Investments	5,647	5,678	5,678	—	—
Loans, net of allowance for loan losses (Note)	77,458	78,603	—	—	78,603

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	42,100	42,100	14,481	27,619	—
Interest-bearing deposits	99,272	99,239	41,334	57,905	—
Due to trust accounts	1,241	1,241	—	1,241	—
Other short-term borrowings	1,583	1,583	—	1,583	—
Long-term debt	13,819	14,030	—	13,271	759

	2016
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	48,757	48,757	923	47,834	—
Investments	4,819	4,873	4,873	—	—
Loans, net of allowance for loan losses (Note)	77,040	78,241	—	—	78,241

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	39,908	39,908	17,223	22,685	—
Interest-bearing deposits	100,228	100,234	46,207	54,027	—
Due to trust accounts	4,467	4,467	—	4,467	—
Other short-term borrowings	2,080	2,080	—	2,080	—
Long-term debt	13,696	13,863	—	12,969	894

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2015 and 2016. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
2015
Assets (1):
Derivatives	12,679	—	12,679	(10,845)	(662)	1,172
Receivables under resale agreements	8,506	—	8,506	(8,462)	—	44
Receivables under securities borrowing transactions	4,007	—	4,007	(3,996)	—	11

Total	25,192	—	25,192	(23,303)	(662)	1,227

Liabilities (1):
Derivatives	12,306	—	12,306	(10,706)	(561)	1,039
Payables under repurchase agreements	19,494	—	19,494	(19,378)	—	116
Payables under securities lending transactions	2,246	—	2,246	(2,242)	—	4

Total	34,046	—	34,046	(32,326)	(561)	1,159

2016
Assets (1):
Derivatives	14,130	—	14,130	(12,167)	(599)	1,364
Receivables under resale agreements	7,490	—	7,490	(7,461)	—	29
Receivables under securities borrowing transactions	3,327	—	3,327	(3,318)	—	9

Total	24,947	—	24,947	(22,946)	(599)	1,402

Liabilities (1):
Derivatives	13,652	—	13,652	(12,043)	(748)	861
Payables under repurchase agreements	16,507	—	16,507	(16,464)	—	43
Payables under securities lending transactions	2,538	—	2,538	(2,531)	—	7

Total	32,697	—	32,697	(31,038)	(748)	911

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2016:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
Repurchase agreements	6,289	6,125	3,582	837	16,833
Securities lending transactions	1,909	700	—	236	2,845

Total	8,198	6,825	3,582	1,073	19,678

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2016:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
Japanese government bonds and Japanese local government bonds	532	1,891
Foreign government bonds and foreign agency mortgage-backed securities	15,781	700
Commercial paper and corporate bonds	221	27
Equity securities	141	185
Other	158	42

Total (Note)	16,833	2,845

Note:	Amounts exceeded the gross amounts recognized in Note 28 “Offsetting of financial assets and financial liabilities” by ¥633 billion, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a daily basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.

30. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2015 and 2016, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2015 and 2016, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2014, 2015 and 2016. The outstanding amounts of these transactions, which were made in the ordinary course of business with substantially the same terms as those for comparable transactions with unrelated parties, were not considered significant.

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

The operating segments of MHBK are aggregated based on the type of customer characteristics into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others. MHTB and MHSC also constitute reportable segments respectively.

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

Corporate Banking

This segment provides, to larger SMEs, financial products and services, including a range of solution businesses in accordance with the growth strategy of MHBK’s corporate customers. This segment provides solutions to customers’ financial needs such as stable fund-raising, mergers and acquisitions, management buy-out, business succession, entry into new business, and business restructuring for customers in mature or transition stages.

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

2014 (1)(2)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
(in billions of yen)
Gross profits:
Net interest income	933.8	800.1	164.6	60.4	170.7	77.3	30.7	128.9	167.5	133.7	40.2	2.9	131.4	1,108.3
Net noninterest income (expenses)	407.4	398.2	31.6	38.0	135.4	55.8	21.7	139.8	(24.1)	9.2	108.1	283.9	127.6	927.0

Total	1,341.2	1,198.3	196.2	98.4	306.1	133.1	52.4	268.7	143.4	142.9	148.3	286.8	259.0	2,035.3
General and administrative Expenses	711.3	659.0	171.3	87.8	83.8	58.8	25.1	82.5	149.7	52.3	90.9	246.2	180.9	1,229.3
Others	(56.1)	—	—	—	—	—	—	—	—	(56.1)	(2.9)	—	(2.7)	(61.7)

Net business profits (losses)	573.8	539.3	24.9	10.6	222.3	74.3	27.3	186.2	(6.3)	34.5	54.5	40.6	75.4	744.3

2015 (1)(3)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
(in billions of yen)
Gross profits:
Net interest income	1,087.3	934.9	213.4	77.6	179.5	99.6	33.3	147.1	184.4	152.4	39.4	1.8	0.9	1,129.4
Net noninterest income	598.4	560.6	48.7	53.7	128.0	79.8	27.4	164.9	58.1	37.8	122.6	335.8	61.5	1,118.3

Total	1,685.7	1,495.5	262.1	131.3	307.5	179.4	60.7	312.0	242.5	190.2	162.0	337.6	62.4	2,247.7
General and administrative Expenses	904.7	833.7	233.5	118.4	94.4	76.5	30.3	92.6	188.0	71.0	94.5	268.0	54.0	1,321.2
Others	(43.2)	—	—	—	—	—	—	—	—	(43.2)	(3.7)	—	(2.7)	(49.6)

Net business profits	737.8	661.8	28.6	12.9	213.1	102.9	30.4	219.4	54.5	76.0	63.8	69.6	5.7	876.9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2016 (1)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
(in billions of yen)
Gross profits:
Net interest income	959.4	830.1	214.8	75.7	173.0	97.5	32.5	175.5	61.1	129.3	36.1	5.4	2.8	1,003.7
Net noninterest income	675.3	633.7	45.0	53.1	143.7	77.5	31.8	185.1	97.5	41.6	130.7	343.8	68.1	1,217.9

Total	1,634.7	1,463.8	259.8	128.8	316.7	175.0	64.3	360.6	158.6	170.9	166.8	349.2	70.9	2,221.6
General and administrative Expenses	903.3	833.3	234.4	118.6	91.9	75.2	29.8	122.1	161.3	70.0	99.1	279.3	63.3	1,345.0
Others	(22.1)	—	—	—	—	—	—	—	—	(22.1)	(4.2)	—	2.5	(23.8)

Net business profits (losses)	709.3	630.5	25.4	10.2	224.8	99.8	34.5	238.5	(2.7)	78.8	63.5	69.9	10.1	852.8

Notes:

(1)	“Others (h)” and “Others (k)” include the elimination of transactions between consolidated subsidiaries.
(2)	As for the fiscal year ended March 31, 2014, “MHBK (Non-consolidated)” represents the sum of the performance of the former MHCB for the first quarter and the new MHBK for the second, third and fourth quarters, while “Others (h)” includes the performance of the former MHBK for the first quarter, in light of the merger of the former MHBK and the former MHCB conducted in July 2013.
(3)	Beginning on April 1, 2015, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of MHBK. Figures for the fiscal year ended March 31, 2015 have been reclassified under the new allocation methods.

Aggregation of MHBK and MHCB

2014	MHBK and MHCB
	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	International Banking (f)	Trading and others (g)
	(in billions of yen)
Gross profits:
Net interest income	923.8	218.0	80.7	173.3	102.5	35.5	128.9	184.9
Net noninterest income (expenses)	460.3	39.8	49.8	140.4	70.1	24.1	139.8	(3.7)

Total	1,384.1	257.8	130.5	313.7	172.6	59.6	268.7	181.2
General and administrative expenses	791.1	226.4	116.7	87.2	77.7	29.0	82.5	171.6
Others	—	—	—	—	—	—	—	—

Net business profits	593.0	31.4	13.8	226.5	94.9	30.6	186.2	9.6

Note:	The former MHBK and the former MHCB merged on July 1, 2013. Figures for the fiscal year ended March 31, 2014 represent the simple aggregation of the performance of the former MHBK and the former MHCB for the first quarter and the new MHBK for the second, third and fourth quarters.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of total net business profits under the internal management reporting systems for the fiscal years ended March 31, 2014, 2015 and 2016 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	2014	2015	2016
	(in billions of yen)
Net business profits	744.3	876.9	852.8

U.S. GAAP adjustments	(325.4)	230.8	201.3
(Provision) credit for loan losses	126.2	60.2	(34.6)
Net gains (losses) related to equity investments	178.7	160.1	188.4
Non-recurring personnel expense	(14.8)	(8.0)	(3.9)
Gains on disposal of premises and equipment	10.5	2.8	10.2
(Provision) credit for losses on off-balance-sheet instruments	(12.1)	2.8	16.4
Others—net	18.9	(57.9)	(34.0)

Income before income tax expense	726.3	1,267.7	1,196.6

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2014:
Total revenue (1)	1,783.9	273.8	76.1	152.9	218.9	2,505.6
Total expenses (2)	1,397.3	129.1	15.5	96.3	141.1	1,779.3

Income before income tax expense	386.6	144.7	60.6	56.6	77.8	726.3

Net income	198.9	129.9	59.8	54.0	57.6	500.2

Total assets at end of fiscal year	124,557.7	24,014.8	3,513.0	10,784.5	12,829.3	175,699.3

Fiscal year ended March 31, 2015:
Total revenue (1)	2,396.9	324.1	102.4	211.8	223.7	3,258.9
Total expenses (2)	1,459.9	210.8	24.3	133.8	162.4	1,991.2

Income before income tax expense	937.0	113.3	78.1	78.0	61.3	1,267.7

Net income	565.6	79.7	76.2	74.3	34.4	830.2

Total assets at end of fiscal year	127,473.5	31,074.9	4,871.0	10,880.6	15,819.7	190,119.7

Fiscal year ended March 31, 2016:
Total revenue (1)	2,288.5	434.4	45.7	187.5	428.0	3,384.1
Total expenses (2)	1,534.2	282.6	28.7	126.2	215.8	2,187.5

Income before income tax expense	754.3	151.8	17.0	61.3	212.2	1,196.6

Net income	464.7	136.9	15.4	51.1	182.0	850.1

Total assets at end of fiscal year	133,162.4	28,985.3	4,227.5	11,616.9	15,823.4	193,815.5

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2015	2016
	(in millions of yen)
Assets:
Cash and due from banks	223	137
Interest-bearing deposits in other banks	12,506	16,305
Investments in subsidiaries and affiliated companies	8,857,561	8,840,003
Other	566,947	1,025,108

Total	9,437,237	9,881,553

Liabilities and shareholders’ equity:
Short-term borrowings	1,200,135	1,186,345
Long-term debt	248,800	584,518
Other liabilities	57,964	96,139
Shareholders’ equity	7,930,338	8,014,551

Total	9,437,237	9,881,553

Condensed statements of income

	2014	2015	2016
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	282,022	316,035	272,070
Non-banking subsidiaries and affiliated companies	3,108	28,633	20,814
Management fees from subsidiaries	31,146	32,163	39,267
Other income	33,894	38,107	11,485

Total	350,170	414,938	343,636

Expenses:
Operating expenses	22,592	26,855	31,063
Interest expense	14,608	8,937	11,914
Other expense	5,724	2,693	9,203

Total	42,924	38,485	52,180

Equity in undistributed net income of subsidiaries	191,865	427,037	559,553

Income before income tax expense	499,111	803,490	851,009
Income tax expense	627	442	517

Net income	498,484	803,048	850,492

Note:	Certain income for the fiscal year ended March 31, 2014 has been reclassified to conform to the current year’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2014	2015	2016
	(in millions of yen)
Cash flows from operating activities:
Net income	498,484	803,048	850,492
Adjustments and other	(222,940)	(460,230)	(546,946)

Net cash provided by operating activities	275,544	342,818	303,546

Cash flows from investing activities:
Net change in loans	—	(150,000)	(479,948)
Purchases of premises and equipment	(4,052)	(159,670)	(165)
Net change in other investing activities	6,683	3,294	(377)

Net cash provided by (used in) investing activities	2,631	(306,376)	(480,490)

Cash flows from financing activities:
Net change in short-term borrowings	(90,000)	130,000	(10,000)
Proceeds from issuance of long-term debt	—	150,000	479,948
Repayment of long-term debt	—	(141,200)	(98,800)
Proceeds from issuance of common stock	—	6	5
Purchases of treasury stock	(37,013)	(12)	(13)
Dividends paid	(152,163)	(176,186)	(195,283)
Net change in other financing activities	968	1,006	1,001

Net cash provided by (used in) financing activities	(278,208)	(36,386)	176,858

Net increase (decrease) in cash and due from banks	(33)	56	(86)
Cash and due from banks at beginning of fiscal year	200	167	223

Cash and due from banks at end of fiscal year	167	223	137

34. Subsequent events

Redemption of preferred securities

On June 30, 2016, preferred securities, issued by the MHFG Group’s overseas special purpose companies, were redeemed in full. These special purpose companies are not consolidated in accordance with ASC 810 since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Noncontrolling interests in consolidated subsidiaries, but reduced Long-term debt in the Group’s consolidated balance sheets. The following table describes the details of the redeemed preferred securities:

Issuer	Aggregate redemption amount	Reason for the redemption
	(in millions)
Mizuho Capital Investment (USD) 1 Limited	$600	Arrival of optional redemption date
Mizuho Capital Investment (JPY) 1 Limited	¥400,000	Arrival of optional redemption date

Signing of integration agreement among asset management companies

DIAM Co., Ltd. (“DIAM”), MHTB, Mizuho Asset Management Co., Ltd. (“MHAM”) and Shinko Asset Management Co., Ltd. (“Shinko Asset Management”) (collectively, the “Integrating Companies”) have been proceeding with discussions and preparations for the integration of their asset management functions (the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Integration”) pursuant to the memorandum of understanding on the integration dated September 30, 2015. On July 13, 2016, the Integrating Companies entered into an integration agreement, after obtaining approval by resolutions adopted by their respective boards of directors. The Integration will become effective subject to approval by the relevant authorities.

1.	Effective date of the Integration (planned)

October 1, 2016

2.	Method of the Integration

The Integration will be implemented through the following steps: (i) a merger between MHAM as surviving company and Shinko Asset Management as absorbed company; (ii) a company split between MHTB and MHAM (after the merger in (i) above) as successor company whereby rights and obligations attributed to Asset Management Division of MHTB will be transferred to MHAM; and (iii) a merger between DIAM as surviving company and MHAM as absorbed company.

3.	Company name

Asset Management One Co., Ltd. (“New Company”)

4.	Shareholding ratio based on economic interests and voting rights to the New Company

Shareholding ratio based on economic interests                 70%

Shareholding ratio based on voting rights                           51%

5.	Main purpose of the Integration

Based on the strong commitment of MHFG and The Dai-ichi Life Insurance Company, Limited (“Dai-ichi Life”) to strengthen and develop their respective asset management businesses, the New Company will aim to achieve significant development as a global asset management company, providing its customers with solutions of the highest standards by combining the asset management-related knowledge and experience accumulated and developed by each Integrating Company over many years, and taking full advantage of collaboration with both the MHFG Group and the Dai-ichi Life group. In order to establish a highly independent and transparent management framework, the New Company’s independent outside directors (Audit & Supervisory Committee members) will include professionals with a high level of expertise in the areas of asset management, legal affairs and accounting. In addition, the New Company will fulfill its fiduciary duties as a professional asset management firm and provide services and products that truly benefit its customers. Through these efforts, the New Company aims to become the most trusted and valued asset management company—meeting the needs of pension funds and corporate customers in terms of diversification and sophistication of their investments, as well as encouraging a shift “from saving to investment” in Japan through providing individual customers with high-quality products and services.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Yasuhiro Sato
Name: Yasuhiro Sato
Title: President & CEO

July 21, 2016

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 24, 2016 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on May 13, 2016 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated January 4, 2013 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc., as amended on April 1, 2016 (English Translation)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2013.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2015.