Form 20-F
period 2017-03-31
MIZUHO FINANCIAL GROUP INC
filed 2017-07-07
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2017

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

At March 31, 2017, the following shares of capital stock were issued: 25,386,307,945 shares of common stock (including 6,705,604 shares of common stock held by the registrant as treasury stock).

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2013, 2014, 2015, 2016 and 2017 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2013, 2014, 2015, 2016 and 2017 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2015, 2016 and 2017 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2013	2014	2015	2016	2017
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,423,375	¥1,422,799	¥1,457,659	¥1,500,171	¥1,509,030
Interest expense	412,851	401,565	411,982	495,407	601,712

Net interest income	1,010,524	1,021,234	1,045,677	1,004,764	907,318
Provision (credit) for loan losses	139,947	(126,230)	(60,223)	34,560	37,668

Net interest income after provision (credit) for loan losses	870,577	1,147,464	1,105,900	970,204	869,650
Noninterest income	1,439,419	1,082,834	1,801,215	1,883,894	1,368,032
Noninterest expenses	1,424,816	1,503,955	1,639,462	1,657,493	1,757,307

Income before income tax expense	885,180	726,343	1,267,653	1,196,605	480,375
Income tax expense	4,024	226,108	437,420	346,542	91,244

Net income	881,156	500,235	830,233	850,063	389,131
Less: Net income (loss) attributable to noncontrolling interests	5,744	1,751	27,185	(429)	26,691

Net income attributable to MHFG shareholders	¥875,412	¥498,484	¥803,048	¥850,492	¥362,440

Net income attributable to common shareholders	¥867,191	¥491,739	¥798,138	¥848,062	¥362,440
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥36.05	¥20.33	¥32.75	¥34.19	¥14.33
Diluted earnings per common share—net income attributable to common shareholders	¥34.47	¥19.64	¥31.64	¥33.50	¥14.28
Number of shares used to calculate basic earnings per common share (in thousands)	24,053,282	24,189,670	24,368,116	24,806,161	25,285,899
Number of shares used to calculate diluted earnings per common share (in thousands)	25,365,229	25,371,252	25,381,047	25,387,033	25,380,302
Cash dividends per share (1)(2):
Common stock	¥6.00	¥6.50	¥7.50	¥7.50	¥7.50
	$0.06	$0.06	$0.06	$0.07	$0.07
Eleventh series class XI preferred stock(3)	¥20.00	¥20.00	¥20.00	¥20.00	¥—
	$0.21	$0.19	$0.17	$0.18	$—
Thirteenth series class XIII preferred stock(4)	¥30.00	¥—	¥—	¥—	¥—
	$0.32	$—	$—	$—	$—

	As of and for the fiscal years ended March 31,
	2013	2014	2015	2016	2017
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥178,744,794 (5)	¥175,697,452 (5)	¥190,114,354 (5)	¥193,810,151 (5)	¥200,456,304
Loans, net of allowance	69,060,526	72,858,777	77,528,017	77,104,122	81,804,233
Total liabilities	172,887,699 (5)	169,076,081 (5)	181,924,510 (5)	185,626,960 (5)	191,684,247
Deposits	100,221,556	102,610,154	114,206,441	117,937,722	131,184,953
Long-term debt	8,800,023 (5)	9,852,048 (5)	14,576,861 (5)	14,765,527 (5)	14,529,414
Common stock	5,460,821	5,489,295	5,590,396	5,703,144	5,826,149
Total MHFG shareholders’ equity	5,728,120	6,378,470	7,930,338	8,014,551	8,261,357
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.50%	0.27%	0.42%	0.43%	0.18%
Net income attributable to common shareholders as a percentage of average MHFG shareholders’ equity	18.76%	9.64%	13.86%	13.33%	5.25%
Dividends per common share as a percentage of basic earnings per common share	16.64%	31.97%	22.90%	21.94%	52.34%
Average MHFG shareholders’ equity as a percentage of total average assets	2.67%	2.84%	3.04%	3.23%	3.38%
Net interest income as a percentage of total average interest-earning assets	0.66%	0.64%	0.63%	0.58%	0.51%

Notes:

(1)	Yen amounts are expressed in U.S. dollars at the rate of ¥94.16 = $1.00, ¥102.98 = $1.00, ¥119.96 = $1.00, ¥112.42= $1.00 and ¥111.41= $1.00 for the fiscal years ended March 31, 2013, 2014, 2015, 2016 and 2017, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Figures represent cash dividends per share with respect to the applicable fiscal year. Dividends with respect to a fiscal year include year-end dividends and interim dividends. Declaration and payment of dividends are conducted during the immediately following fiscal year, in the case of year-end dividends, or immediately following interim period, in the case of interim dividends.
(3)	On July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016, and delivered shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock.
(4)	On July 11, 2013, we acquired and subsequently cancelled all of the thirteenth series class XIII preferred stock.
(5)	Total assets, total liabilities and long-term debt have been recalculated to reflect the retrospective adoption of ASU No.2015-03. See Note 2 to our consolidated financial statements included elsewhere in this annual report.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2013	2014	2015	2016	2017
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,421,609	¥1,417,569	¥1,468,976	¥1,426,256	¥1,445,555
Interest expense	345,710	309,266	339,543	422,574	577,737

Net interest income	1,075,898	1,108,303	1,129,433	1,003,682	867,818
Fiduciary income	48,506	52,014	52,641	53,458	50,627
Net fee and commission income	507,378	560,768	593,360	607,551	603,542
Net trading income	215,033	187,421	262,963	310,507	325,332
Net other operating income	324,899	126,774	209,340	246,415	245,419
General and administrative expenses	1,244,647	1,258,227	1,351,611	1,349,593	1,467,221
Other income	198,063	344,275	301,652	365,036	438,042
Other expenses	407,299	135,962	207,147	228,807	279,368

Income before income taxes(1)	717,832	985,366	990,632	1,008,252	784,193
Income taxes:
Current(2)	50,400	137,010	260,268	213,289	196,535
Deferred	7,461	77,960	44,723	69,260	(58,800)
Profit(1)	659,970	770,396	685,640	725,702	646,457
Profit attributable to non-controlling interests(1)	99,454	81,980	73,705	54,759	42,913

Profit attributable to owners of parent(1)	¥560,516	¥688,415	¥611,935	¥670,943	¥603,544

Net income per share:
Basic	¥22.96	¥28.18	¥24.91	¥26.94	¥23.86
Diluted	22.05	27.12	24.10	26.42	23.78
Balance sheet data:
Total assets	¥177,411,062	¥175,822,885	¥189,684,749	¥193,458,580	¥200,508,610
Loans and bills discounted(3)	67,536,882	69,301,405	73,415,170	73,708,884	78,337,793
Securities	53,472,399	43,997,517	43,278,733	39,505,971	32,353,158
Deposits(4)	99,568,737	101,811,282	113,452,451	117,456,604	130,676,494
Net assets	7,736,230	8,304,549	9,800,538	9,353,244	9,273,361
Risk-adjusted capital data (Basel III)(5):
Common Equity Tier 1 capital	¥4,802,418	¥5,304,412	¥6,153,141	¥6,566,488	¥7,001,664
Tier 1 capital	6,486,068	6,844,746	7,500,349	7,905,093	8,211,522
Total capital	8,344,554	8,655,990	9,508,471	9,638,641	10,050,953
Risk-weighted assets	58,790,617	60,274,087	65,191,951	62,531,174	61,717,158
Common Equity Tier 1 capital ratio	8.16%	8.80%	9.43%	10.50%	11.34%
Tier 1 capital ratio	11.03	11.35	11.50	12.64	13.30
Total capital ratio	14.19	14.36	14.58	15.41	16.28

Notes:

(1)	We have applied “Revised Accounting Standard for Business Combinations” (ASBJ Statement No.21, September 13, 2013) and others and presentation of Net Income and others has been changed and presentation of Minority Interests has been changed to Non-controlling Interests from the fiscal year ended March 31, 2016.
(2)	Includes refund of income taxes.
(3)	Bills discounted refer to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(4)	Includes negotiable certificates of deposit.
(5)	Risk-adjusted capital data are calculated on a Basel III basis from the fiscal year ended March 31, 2013. We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Fiscal years ended (ending) March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2013	¥96.16	¥77.41	¥83.26	¥94.16
2014	105.25	92.96	100.46	102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41
2018 (through May 31)	114.19	108.40	111.08	110.71

Calendar year 2017
January	¥117.68	¥112.72	—	—
February	114.34	111.74	—	—
March	115.02	110.48	—	—
April	111.52	108.40	—	—
May	114.19	110.68	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of May 31, 2017 was ¥110.71 = $1.00.

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

We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the manufacturing, banks and other financial institutions and real estate industries is relatively high. We manage our credit portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and credit exposure concentrations in particular industries or corporate groups, and we also utilize credit derivatives for hedging and credit risk mitigation purposes. We provide an allowance for loan losses taking into consideration the borrower’s situation, the value of relevant collateral and guarantee, which we periodically re-evaluate, and economic trends based on our self-assessment standards as well as applicable charge-off and allowance standards. However, depending on trends in the domestic and global economic environment, the business environment in particular industries and other factors, the amount of our problem loans and other claims could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. There can be no assurance that credit-related and other costs, including provision for loan losses and charge-offs of loans, will not increase in the future as a result of the foregoing or otherwise.

Our equity investment portfolio exposes us to market risks that could adversely affect our financial condition and results of operations.

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. We have established the “Policy Regarding Cross-holding of Shares of Other Listed Companies” and, in light of the potential material adverse impact on our financial position associated with stock market volatility risk, we have decided to hold the shares of other companies as cross–shareholdings only when these holdings are meaningful, and we have accordingly sold a portion of such investments. In addition, in order to lower the risk of stock market volatility, we have been applying partial hedges as we deem necessary. However, significant declines in Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities. In addition, net unrealized gains and losses on such investments, based on Japanese GAAP, are taken into account when calculating the amount of capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios. Accordingly, our financial condition and results of operations could be materially and adversely affected.

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

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines which generally reflect rules in the Basel III text and began phasing them in from March 31, 2013. Furthermore, we have been named one of the global systemically important banks (“G-SIBs”) and have become subject to additional capital requirements since March 2016. The group of G-SIBs will be updated annually and published by the Financial Stability Board (“FSB”) each November. The FSB published the final standard requiring G-SIBs to maintain total loss-absorbing capacity (“TLAC”) in November 2015. In addition, the Financial Service Agency published a policy to develop a framework in connection with such requirements in Japan in April 2016. Accordingly, we may become subject to such regulations beginning in 2019.

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

For example, the additional collateral requirement in connection with our derivative contracts, absent other changes, assuming a downgrade occurred on March 31, 2017, would have been approximately ¥5.5 billion for a one-notch downgrade and approximately ¥8.0 billion for a two-notch downgrade.

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

We have been implementing strategic initiatives and measures in various areas. In May 2016, we announced our Medium-term Business Plan for the three fiscal years ending March 31, 2019, in which we established a number of key targets that we aim to achieve by the end of the fiscal year ending March 31, 2019.

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

Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations, but they may not be effective in preventing all violations.

Violations of laws and regulations could result in regulatory action and harm our reputation, and our business, financial condition and results of operations could be materially and adversely affected.

Employee errors and misconduct could subject us to losses and reputational harm.

Because we process a large number of transactions in a broad range of businesses, we are subject to the risk of various operational errors and misconduct, including those caused by employees. Our measures to reduce employee errors, including establishment of operational procedures, regular reviews regarding compliance with these procedures, employee training and automation of our operations, may not be effective in preventing all employee errors and misconduct. Significant operational errors and misconduct could result in losses, regulatory actions or harm to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Problems relating to our information technology systems could significantly disrupt our business operations.

We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. Our efforts to sustain stable daily operations and development of contingency plans for unexpected events, including the implementation of backup and redundancy measures, as well as recently implemented measures to protect customers and our group from the rising threat of cyber attacks, illegal money transfers, targeted attacks and other risks, may not be effective in preventing significant disruptions to our information technology systems caused by, among other things, human error, accidents, cyber attacks, and development and renewal of computer systems. In the event of any such disruption, our business, financial condition and results of operations could be materially and adversely affected due to information leaks, malfunctions or disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.

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

As a financial institution engaging in banking and other financial businesses in and outside of Japan, we are subject to the risk of litigation for damages and other legal proceedings in the ordinary course of our business. Adverse developments related to legal proceedings could have a material adverse effect on our financial condition and results of operations.

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.

We devote significant resources to strengthen our risk management policies and procedures. Despite this, and particularly in light of the rapid evolution of our operations, our policies and procedures designed to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risks are based upon our use of observed historical market behavior. As a result, these methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate. If our risk management policies and procedures do not function effectively, our financial condition and results of operations could be materially and adversely affected.

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors to avoid doing business with us or investing in our securities or have other adverse effects.

U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which currently includes Iran, Sudan and Syria and we maintain policies and procedures to comply with applicable U.S. laws. Our non-U.S. offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions and maintenance of correspondent banking accounts. In addition, we maintain a representative office in Iran. We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.

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

As a holding company, we rely on dividend payments from our banking and other subsidiaries for almost all of our income. As a result of restrictions, such as those on distributable amounts under Japan’s Companies Act, or otherwise, our banking and other subsidiaries may decide not to pay dividends to us. In addition, we may experience difficulty in making, or become unable to make, dividend payments to our shareholders and dividend or interest payments on capital securities issued by our group due to the deterioration of our results of operations and financial condition and/or the restrictions under the Companies Act or due to the strengthening of bank capital regulations. For more information on restrictions to dividend payments under the Companies Act and bank capital regulations, see “Item 10.B. Additional Information—Memorandum and Articles of Association” and “Item 4.B. Business Overview—Supervision and Regulation—Japan.”

We may be adversely affected if economic or market conditions in Japan or elsewhere deteriorate.

We conduct a wide variety of business operations in Japan as well as overseas, including in the United States, Europe and Asia. If general economic conditions in Japan or other regions were to deteriorate or if the financial markets become subject to turmoil, we could experience weakness in our business, as well as deterioration in the quality of our assets. We are currently facing significant uncertainties in the economic environment such as the introduction of the Bank of Japan’s new monetary policy, the negotiation for the withdrawal of the UK from the EU and the inauguration of the new administration of the United States. Significant changes in general economic conditions or financial markets due to the effect of changes in a country’s fiscal policy, political turmoil and manifestations of geopolitical risks could materially and adversely affect our financial condition and results of operations.

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

Our headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes and typhoons as well as from acts of terrorism and other criminal acts. In addition, our business could be materially disrupted as a result of an epidemic such as new or reemerging influenza infections. Our business, financial condition and results of operations could be adversely affected if our recovery efforts, including our implementation of contingency plans that we have developed such as establishing back-up offices, are not effective in preventing significant disruptions to our business operations caused by such natural disasters and criminal acts. Additionally, massive natural disasters such as the March 2011 Great East Japan Earthquake may have various adverse effects, including a deterioration in economic conditions, declines in the business performance of many of our corporate customers and declines in stock prices. As a result, our financial condition and results of operations could be materially and adversely affected due to an increase in the amount of problem loans and credit-related costs as well as an increase in unrealized losses on, or losses from sales of, equity securities and financial products.

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

In July 2016, with consideration of the rule of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) regarding the operations of foreign banking organizations with U.S. operations, we established a bank holding company and has its primary U.S.-based banking, securities and institutional custody services (trust banking) entities together under the holding company, with the aim to proactively strengthen corporate governance and expand our profit base through the consistent implementation of our collaborative corporate and investment banking, securities and institutional custody services strategy in the United States in line with the global operation of our new in-house company system.

In October 2016, with a view to strengthening the respective asset management businesses, we and The Dai-ichi Life Insurance Company, Limited integrated the asset management functions of both groups, namely, DIAM Co., Ltd., the asset management function of Mizuho Trust & Banking, Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd. and formed a new company named Asset Management One Co., Ltd., a consolidated subsidiary of Mizuho Financial Group.

In March 2017, we, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited, a subsidiary of Resona Holdings, Inc., and The Dai-ichi Life Insurance Company, Limited, a subsidiary of Dai-ichi Life Holdings, Inc., have executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Japan Trustee Services Bank, Ltd. and Trust & Custody Services Bank, Ltd, a consolidated subsidiary of Mizuho Financial Group. The purposes of the integration are to seek economies of scale, to realize more stable and higher quality operations and to contribute to further growth of the domestic securities settlement market and to the enhancement of the domestic investment chain by concentrating both companies’ managerial resources and expertise.

Other Information

Our registered address is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan, and our telephone number is 81-3-5224-1111.

4.B. Business Overview

General

We engage in banking, trust, securities and other businesses related to financial services.

We launched our three-year medium-term business plan, the “Progressive Development of “One MIZUHO”—The Path to a Financial Services Consulting Group,” formulated for the three years beginning the fiscal year ended March 31, 2017. The two foundations of this plan are: the reinforcement of the “customer-focused” perspective that we promoted in the previous medium-term business plan; and the pursuit of “operational excellence” as part of our effort to promote greater business improvement and efficiency. The plan aims to further develop the “One MIZUHO” strategy by establishing a new business model as a “financial services consulting group.”

We are positioning our asset management function and our research and consulting functions as new pillars that supplement the banking, trust and securities functions, and by striving to provide the best possible and optimal services to customers for their improved satisfaction, we aim to become an indispensable partner for achieving sustainable growth of corporate customers and securing a promising future of retail customers.

With the aim of establishing this new business model, we have set forth five basic policies in the medium-term business plan. The five basic policies are supported by ten basic strategies, which are classified into business strategies, financial strategies and management foundations.

Our Objectives Under the Medium-Term Business Plan

By establishing a customer-focused business platform, we will form deeper relationships with our customers via our financial intermediary functions and our ability to take highly measured risks and build a future in economies and communities as a trusted financial partner in providing solutions for our customers. In the interest of building this new business model, we have established the following objectives in the medium-term business plan.

A Financial Services Consulting Group—The most trusted partner in solving problems and supporting the sustainable growth of customers and communities

Five Basic Policies

•	Introduction of the in-house company system

•	Selecting and focusing on certain areas of business

•	Establishment of a resilient financial base

•	Proactive involvement in financial innovation

•	Embedding a corporate culture that encourages the active participation of our workforce to support a stronger Mizuho

Ten Basic Strategies

Business strategies

•	Strengthening our non-interest business model on a global basis

•	Responding to the shift from savings to investment

•	Strengthening our research and consulting functions

•	Responding to FinTech

•

Promoting the “Area One MIZUHO” strategy (i.e., the implementation of the One MIZUHO strategy in each geographical area through collaboration of banking, trust and securities functions, under which the business offices independently design and implement their respective strategies)

Financial strategies

•	Controlling the balance sheet and reforming the cost structure

•	Disposing of cross-shareholdings

Management foundations

•	Completing implementation of the next generation IT systems

•	Fundamental reforms of HR management

•	Continued initiatives towards embedding a corporate culture to support the creation of a stronger organization

In the fiscal year ended March 31, 2017, the first year of the medium-term business plan, we adopted “strengthening the foundation for ensuring a sustainable competitive advantage” as our operational policy and worked together as a group in this direction.

First, we introduced an in-house company system to reinforce the “customer-focused” perspective. The system enhances our capability to provide financial services that closely match customer needs with increased strength and speed, by developing consistent strategies tailored to each customer segment from the formulation of strategies to their execution.

Moreover, we established Asset Management One Co., Ltd., into which our group’s asset management functions have been integrated. We also established the Research & Consulting Unit, into which our group’s research and consulting functions have been consolidated, and thereby enhanced our consulting function on a group-wide basis.

In addition, we have reinforced our customer-first business management by establishing a specialized organization dedicated to promoting the concept of fiduciary duties and holding an advisory committee meeting to which external scholars and experts were invited. Moreover, we adopted the Principles for Customer-Oriented Business Conduct, which was published on March 30, 2017 by Japan’s Financial Services Agency, on the same date.

Secondly, with respect to “operational excellence,” we have streamlined head office operations and improved our products and services in order to increase productivity. At the same time, we have advanced our efforts to consolidate overlapping operations and improve business processes through the utilization of digital technology.

Furthermore, with respect to our efforts to expand new business areas and enhance and streamline operations and services through the utilization of digital technology, such as artificial intelligence and big data, we have steadily proceeded with demonstration experiments, technical verifications and pre-marketing studies, while actively collaborating with other companies through open innovation (an approach to creating innovative services and businesses by not relying exclusively on internal resources but also bringing in external technologies and ideas).

With respect to the corporate governance system, Mizuho Financial Group, as a Company with Three Committees, has established a system that will be able to sufficiently fulfill its obligations to its shareholders. We have continued the effort to improve the productivity and efficiency of discussions, enhance the use of outside directors’ knowledge and reflect such knowledge in the performance of duties, in order to further improve the effectiveness of the Board of Directors.

In addition, in an effort to further enhance risk governance, we developed an autonomous control structure under which the first line, which is responsible for the execution of business operations, itself takes on risk management and compliance as an integral part of business operations, in accordance with the “Three Lines of Defense” concept set forth in the “Corporate governance principles for banks,” published by the Basel Committee on Banking Supervision.

With respect to legal compliance, in conjunction with further enhancing our framework for the severance of transactions with anti-social elements, we have intensified various efforts, including countermeasures against money laundering and terrorist financing.

At the same time, in order to contribute to the sustainable development of society and to create new corporate value, we have pursued a CSR initiative addressing social, environmental and other global issues. We have also continued to offer our combined group strength to assist in reviving the industries and economies of regions affected by the Great East Japan Earthquake of 2011 and the Kumamoto Earthquake of 2016.

As the second year of the medium-term business plan, we position the fiscal year ending March 31, 2018 as the year in which we will endeavor to realize our objective of becoming a “financial services consulting group” based on the management policy of accelerating the One MIZUHO strategy through the further enhancement of a customer-first business approach and fundamentally improved productivity.

We will work to advance the business plan based on the five basic policies set out in the medium-term business plan by placing emphasis on the points described below.

Enhance Operation of the In-House Company System

We will work to enhance the operation of the in-house company system to promote our customer-first business approach and achieve the further integration of group-wide operation across banking, trust, securities and other business areas. We will further enhance our front-line capabilities, accelerate decision making, streamline group management, and work to strengthen non-interest businesses on a group-wide basis.

Selecting and Focusing on Certain Areas of Business

We will reallocate resources from the low-priority areas to the high-priority areas as identified based on our strategic focus. We will thereby make efficient use of the limited resources to help enhance our earnings capacity.

Establishment of a Resilient Financial Base

We will strengthen balance sheet control by optimizing risk and return, managing risk-weighted assets and controlling liquidity proactively and flexibly based on our understanding of future external changes. We will pursue operational excellence and thoroughly address issues faced by the front-lines or found in existing work procedures to improve productivity and cost structure.

Proactive Involvement in Innovation

Our Chief Digital Innovation Officer (CDIO) is in charge of promoting digital innovation across the group. Under this structure, we will accelerate our efforts in taking initiatives in digital technology, such as artificial intelligence and big data, and will endeavor to create next generation businesses and improve business processes.

Embedding a Corporate Culture That Encourages the Active Participation of the Workforce to Support a Stronger Mizuho

We will continuously strive to improve our human resource management systems and to establish a corporate culture that encourages all employees to take initiative.

Major reforms in our human resource management aim to continuously increase employee engagement, creating a virtuous cycle of growth between employees and the organization, and to establish a competitive advantage for us in terms of workforce. We will encourage the active participation of employees by promoting the “Health and Productivity Management” initiative so that every employee can exercise their potential abilities and continue to actively contribute to the group. We will further promote our “work-life balance” initiative to provide flexible and diverse work arrangements.

To establish a corporate culture that encourages all employees to take initiatives, we will continue to enhance various initiatives such as encouraging each office to set their own goals and work toward achieving them.

Completing Implementation of the Next Generation IT Systems

As the most important and largest systems project of ours, we will take measures to complete the next-generation IT systems in a safe and steady manner.

Signing of Memorandum of Understanding for the Integration of Trust Banks Specializing in Asset Administration Services

As announced in March 2017, Mizuho Financial Group, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited and The Dai-ichi Life Insurance Company, Limited have signed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Trust & Custody Services Bank, Ltd. (a consolidated subsidiary of ours) and Japan Trustee Services Bank, Ltd. The integration is aimed at (i) leveraging the benefits of scale through the concentration of both companies’ managerial resources and expertise related to asset custody services, (ii) improving the stability and quality of operations, and (iii) contributing to the further growth of securities settlement market and investment chain in Japan. The integrated company will aim to become the top trust bank in Japan specializing in asset administration services that meet a wide variety of customer needs.

We will also continue to consider the possibility of consolidation between Mizuho Bank and Mizuho Trust & Banking.

In addition to the foregoing efforts, we will also proceed with the following efforts to respond to changes in the business environment such as tightening of regulations.

Upgrading Risk Appetite Framework

We have introduced a risk appetite framework, with the aim of enhancing corporate value through the integrated group-wide operation of business strategies, financial strategies and risk controls. We determine our resource allocation and profit plans in light of the types and the level of risk that we are required to take in realizing our strategy. We monitor operational status and take other necessary measures to balance risk versus return.

We have also established the “Action Guideline for Risk” for the purpose of promoting the values and principles that must be shared in confronting risk and raised the awareness of all officers and employees in this regard through training, etc. We will continuously strive to nurture a sound risk culture through these actions to enhance the effectiveness of our risk appetite framework.

Strengthening of Corporate Governance on a Group Basis

Each of our principal banking subsidiaries and Mizuho Securities changed its corporate governance system from “Company with Board of Company Auditors” structure to “Company with Audit and Supervisory Committee.”

Each of these subsidiaries aims to realize a higher level of supervision by the respective board of directors and swifter decision-making, in order to perform its roles more effectively under the group’s in-house company system. We will thereby continue to further enhance our corporate governance on a group basis.

Fulfillment of Fiduciary Duties

We have established policies, as well as action plans for each group company, for fulfilling fiduciary duties with respect to the asset management-related business in order to continue to be the customers’ most trusted financial services group as their long-term partner. In line with such policies and action plans, we will establish appropriate incentive frameworks for group companies and a corporate culture that encourages all employees and officers to constantly fulfill their fiduciary duties.

Disposing of Cross-shareholdings

As stated in the “Corporate Governance Report” that we filed with the Tokyo Stock Exchange, as a basic policy, we will not hold listed shares for strategic reasons “unless we consider these holdings to be meaningful.” We will continue to strive to dispose of cross-shareholdings in order to decrease the potential impact on our financial position due to fluctuations in stock prices and to be able to fully perform financial intermediary functions even in periods of stress.

Establishment of Strong Mizuho Brand

We aim to establish a strong brand by positioning the medium-term business plan as the action plan for the establishment of the Mizuho brand and by achieving our goal of becoming a “financial services consulting group.” While being the most trusted partner in solving problems and supporting the sustainable growth of customers and communities, as set out in the medium-term business plan, we will continue to improve the value of the Mizuho brand through initiatives, including those aimed at realizing effective brand communication.

Group Operations

Group Management Structure

We operate our group through five in-house companies, which determine and promote strategies group-wide across banking, trust, securities and other business areas according to the attributes of customers, and two units that support all of the in-house companies.

Retail & Business Banking Company

The Retail & Business Banking Company is in charge of the services for individual customers, small- and medium-sized enterprises and middle-market firms.

For individual customers, the Retail & Business Banking Company will strive to improve our capacity to provide consulting services, including asset management and asset succession, while working on the development and provision of convenient services by leveraging advanced technologies and forming alliances with other companies and institutions.

While fulfilling our fiduciary duties, to promote the change “from savings to investments” and in addition to the consulting services that combine banking, trust and securities functions, we offer our customers asset formation support that utilizes advanced technologies, such as AI-powered asset management advisory services and asset management support utilizing remote channels, etc. Accordingly, in conjunction with the expansion of the scope of personal defined contribution pension plans, called “iDeCo,” based on the amended Fixed Contribution Pension Law, we made efforts to introduce new plans to support customers and to strengthen financial education through seminars.

Furthermore, to support the smooth asset succession, we provide services such as inheritance distribution service and testamentary-trust that utilize trust function. We have also expanded our line of products such as family trusts and annual fund giving trusts.

With respect to the loan business, we have expanded our line of housing loan and card loan products and offer various products and services in response to each customer’s life stage, including the development of new internet-based services.

We also provide products/services to officers and employees of our corporate clients, such as opening account for payrolls, providing housing loans, management of retirement payments, etc.

In addition, in an effort to increase customer convenience, we have expanded our branch network throughout Japan (Mizuho Bank: 466; Mizuho Trust & Banking: 57; Mizuho Securities: 273; each as of March 31, 2017) and our ATM network (approximately 6,900 locations as of March 31, 2017, including ATMs shared with AEON Bank). We also have 165 of Mizuho Securities “Planet Booths,” which are located in the branches and offices of Mizuho Bank, and 20 of Mizuho Trust & Banking “Trust Lounges,” which are located in the branches and offices of Mizuho Bank, as of March 31, 2017.

We have also made efforts to enhance customer convenience by offering new services that utilize advanced scientific and digital technologies, as well as by enhancing the quality of our internet and smart phone services.

Further, we undertake the business related to lottery tickets, such as the sales of lottery tickets issued by prefectures and ordinance-designated cities.

For small- and medium-sized enterprises and middle-market firms, the Retail & Business Banking Company provides solutions with respect to both types of needs: management issues such as business development, and personal issues of customers who are business owners, such as asset inheritance and management, etc.

Starting from consulting services, we offer multi-layered solutions in response to the various development stages of our customers’ businesses through the combined strength of our banking, trust, securities, asset management and research and consulting functions, based on a customer-focused approach.

Specifically, we offer syndicated loans, advisory services related to overseas expansions, mergers and acquisitions-related services, and business matching services, depending on the customers’ business strategies, in addition to brokering financial products and expanding the customer base for trustee business for defined contribution pension plans, combining traditional financial services and advanced advisory services.

Furthermore, due to the aging of Japanese business owners, business succession and asset inheritance has become a matter of urgency. Using our succession and property know-how, we offer positive solutions for optimal and smooth business succession and asset inheritance, including the inheritance of business ownership and corporate stock as well as corporate reorganization, addressing both individual and corporate needs.

Moreover, we leverage our existing customer base to support the growth of innovative companies that show future promise by means of finance and other solutions.

In this manner, we aim to grow with our customers into a “financial services consulting company.”

Corporate & Institutional Company

The Corporate & Institutional Company engages in relationship management for our customers that are large corporations, financial institutions and public sector businesses in Japan.

For large corporate customers, based on our solid customer relationships and utilizing our global industry knowledge, we offer group-wide financial solutions that are tailored for each customer, such as syndicate loans, bonds and M&A advisory, etc., on a global basis to meet their needs in fund-raising, investment, management and financial strategies.

Mizuho Bank and Mizuho Securities have introduced the dual-hat structure in several offices in Japan. They collaborate to provide our customers with solutions based on their capital management, business strategy and financial strategy on a global basis.

Mizuho Bank and Mizuho Trust & Banking together provide solutions related to real estate, where we have a leading track record in the industry in Japan. They also work together in the areas of pension, asset securitization, securities management, stock transfer agent, consulting, etc., in response to our customers’ diversified needs for investment and asset optimization.

We are also strengthening business structures across the group by increasing personnel and reframing the business structure of Mizuho Securities, as well as strengthening the consulting functions of Mizuho Trust & Banking.

Further, we are proactively providing risk money to develop next-generation industries and growth industries.

For financial institutions, we offer advisory services and solutions, such as advice on financial strategy and proposals on various investment products, by concentrating our various financial expertise from each group company to meet the increasingly sophisticated and diversified needs of customers.

For public sector customers, as a leading bank with a wealth of experience and a solid track record, we provide optimal financial services group-wide that include funding support as a trustee and underwriter of public bonds and services as a designated financial institution. In addition, in the field of revitalizing rural regions in Japan, an important matter to the Japanese economy, we engage in Public Private Partnerships/Private Finance Initiatives (PPP and PFI) projects in collaboration with regional financial institutions, national and regional government entities and their affiliates.

Through these endeavors, we aim to be our customers’ most trusted partner.

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

We are also expanding business with non-Japanese corporate customers, including U.S. and European global companies developing business in Asia as well as Asian multinational enterprises expanding within Asia, through our global network. With respect to our non-Japanese corporate customers, we are proceeding with our strategy of focusing on blue-chip customers. Taking the characteristics of each industry sector into consideration, we take a focused approach based on our know-how and knowledge of the business and financial perspectives, and through a close relationship with top management, we aim to construct long-term relationships with customers and achieve sustained growth together with them. Our market presence within the United States continues to grow, including in the area of investment-grade corporate debt underwriting, based on our sector-based approach and the enhanced sophistication in the collaboration between our banking and securities functions.

Meanwhile, we are enhancing our support to clients by expanding our overseas office network and strengthening our business support framework for our customers outside Japan. We have recently opened Mizuho Bank Mexico in Mexico and the Phnom Penh Branch in Cambodia.

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

Global Markets Company

In addition to asset liability management and investment business with respect to bonds and equities, the Global Markets Company provides sales and trading business to meet the risk hedging and investment needs of a wide range of customers, from individuals to institutional investors, by offering a comprehensive range of market-related products.

With respect to the sales and trading business, through a management structure based on customer segments, we offer detailed products and services to meet the diverse needs of our customers and support their global business by integrating our banking, trust and securities functions and utilizing our global network.

Specifically, we are strengthening our contact with customers at branches for our customers that are small and medium-sized enterprises and middle market firms, and we are providing ideas that reflect market perspectives for transactions involving large corporations and financial institutions. For investors such as hedge funds and asset managers, we use our comprehensive strength in the banking and securities to provide products that meet our customers’ needs.

In addition, with respect to asset liability management and investment business, we combine our early warning control and diversified investments to manage market fluctuations so that our portfolio is more sound and stable.

The Global Markets Company is aiming to become a top-class Asian player in the global market by utilizing its capacity to offer a wide range of products based on the collaboration among the banking, trust and securities functions.

Asset Management Company

The Asset Management Company works with our banking, trust and securities functions as well as Asset Management One, one of the largest asset management companies in Japan and Asia, to meet the needs of a wide range of customers, from individuals to institutional investors, by providing products and services while fulfilling its fiduciary duties.

For individual customers, we offer investment products to contribute to their medium- to long-term asset formation.

For institutional investors such as pension funds, we offer consulting functions to meet their diversified and sophisticated asset management needs.

We offer our customers investment products that are most suited to them through Mizuho Alternative Investments, our New York-based hedge fund manager, Mizuho Global Alternative Investments, our Tokyo-based financial gatekeeper, Eurekahedge, our Singapore-based hedge fund database provider and researcher, and Matthews Asia, an independent, privately owned firm and the largest dedicated Asia investment specialist in the U.S.

In addition, we develop global financial products by collaborating with BlackRock, Inc. and arrange and offer products related to private equity and infrastructure funds by collaborating with Partner Group AG.

The Asset Management Company aims to contribute to the revitalization of domestic financial assets through the foregoing approaches.

Global Products Unit

The Global Products Unit cooperates with each of the in-house companies in providing solutions to customers, such as advice on business and financial strategies, financing support, domestic and foreign exchange and settlement, by making full use of its expertise.

In the investment banking business we provide sophisticated financial solutions mainly in the business areas of mergers and acquisitions, real estate, asset finance, project finance and corporate finance.

In the mergers and acquisitions business, with an aim to increase the corporate value of our customers, we offer sophisticated solutions mainly the areas of cross-border mergers and acquisitions, business succession and management buyouts.

In the real estate business, by taking full advantage of our knowledge and skills developed through the various deals we have arranged over the years and in collaboration with our group companies, we offer various real estate-backed financing methods and real estate-related investment strategies.

In the asset finance business, by strengthening the collaboration between banking, trust and securities functions and by arranging customers’ asset securitization, we satisfy their demands such as diversification of fund-raising sources and improvement of financial indices achieved by removing assets from their balance sheet.

In the project finance business, we provide various financial products and services such as long-term loan facilities for large-scale mining, power generation, infrastructure and renewable energy-related projects and arrangement of PFI/PPP deals for financing transportation and other types of public infrastructure. In addition, we offer investment opportunities to institutional investors through our managed infrastructure debt funds.

In the corporate finance business, we proactively provide a wide variety of fund raising solutions in the syndicated loan market, debt capital markets and equity capital markets.

In the transaction business we provide solutions related to domestic exchange settlement, foreign exchange, cash management, trade finance, yen correspondence settlement and yen securities custody, global custody, asset management and stock transfer agent services.

For our corporate customers, we offer various financial services and products such as online banking, cash management solutions, Renminbi-denominated services and trade finance on a global basis.

For financial institutions and institutional investors, we promote custody, global custody and yen correspondence settlement, asset management and stock transfer agent services.

In addition, we are further expanding our range of services in collaboration with our group companies and leveraging latest technological innovations.

The Global Products Unit aims to support the group-wide goal of becoming a “financial services consulting group” by building a solid products platform.

Research & Consulting Unit

The Research & Consulting Unit, as the fifth pillar for achieving the aim of the mid- term business plan, to become a “financial services consulting group,” launched “One Think Tank” in April 2016, which combines our research with consulting functions.

In the research field, we conduct deep investigations and analyses widely ranging from macro-economics to industry and business trends, and we also offer public policy advice based on such investigations and analyses.

In the consulting field, we also offer a wide range of functions to help solve various issues that companies face, including those regarding management/financial strategy, business/asset succession and IT systems, as well as the social issues of the public sector, including the environment, energy, infrastructure and health care.

Research and consulting functions of the unit endeavor to meet the rising expectations of our customers as uncertainties arise amid the global economy, the financial markets and the social environment. To meet further client needs, we focus on the following four points:

1) “ to Advance Utility Functions” through collaboration among our in-house companies to address increasingly complicated business issues for clients

2) “ to Enhance ‘One Think Tank’ brand value” through proactively promoting our advanced knowledge/know-how.

3) “ to Advance Global Solutions to our clients” in the midst of rising uncertainty in the global business environment.

4) “ to Promote the Market-in Approach” from the viewpoint of “Client first.”

In addition to the points above, we aim to be the best team of experts, the “No. 1 Think Tank” in Japan, by leveraging digital technologies to offer useful solutions based on our leading-edge and experienced knowledge/ know-how regarding wide-ranging business issues in order to support our clients’ growth.

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

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies and other non-bank finance companies.

•	Asset management companies.

•	Other financial services providers: We also compete with financial services providers that utilize “FinTech.”

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading local banks in those financial markets outside Japan in which we conduct business.

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of June 27, 2017): (i) ordinary banks, of which there were 124, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 16, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

Ordinary banks consist mainly of city banks and regional banks. City banks, including Mizuho Bank, are based in large cities, operate domestically on a nation-wide scale through networks of branch offices and have strong links with large corporate customers in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including retail banking, small and medium-sized enterprise banking, international operations and investment banking. Regional banks are based in one of the prefectures of Japan and are generally much smaller in terms of total assets than city banks. In recent years, as a consequence of changes in the business environment, the number of regional banks that integrate their businesses with other regional banks is increasing. Customers of regional banks, other than local retail customers, include mostly regional enterprises and local public utilities, although regional banks also lend to large corporations. In addition to these types of banks, new retail-oriented banks have emerged in recent years, including Internet banks and banks specializing in placing their ATMs in convenience stores and supermarkets without maintaining a branch network.

Trust banks, including Mizuho Trust & Banking, are engaged in trust services in relation to, among others, money trust, pension trust and real estate trust services, in addition to banking business.

Based on information published by the Financial Services Agency, available as of June 27, 2017, there were 53 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

In addition, under the capital distribution constraints system introduced in March 2016, the Financial Services Agency, acting on behalf of the Prime Minister, may order a bank holding company or bank to submit and carry out a capital distribution constraints plan. See “Capital Adequacy” below. The capital distribution constraints plan is required to be considered reasonable to restore the capital buffer and include restrictions on capital distributions, such as dividends, share buybacks and bonuses payments, up to a certain amount as determined depending on the level of the capital buffer.

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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate from April 2017, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, is 0.037%.

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

Further, under the new resolution regime, among other things, where the Prime Minister recognizes that the failure of a financial institution which falls into either (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan without taking any of the measures described in (a) (specified item 1 measures)(tokutei dai ichigo sochi) stipulated in Article 126-2, Paragraph 1, Item 1 of the Deposit Insurance Act or the measures described in (b) (specified item 2 measures)(tokutei dai nigo sochi) stipulated in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act, the Prime Minister may confirm (specified confirmation)(tokutei nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting; (a) if the financial institution does not fall into a financial institution which is unable to fully perform its obligations with its assets, the Deposit Insurance Corporation shall supervise the operation of the business of and the management and disposal of assets of that financial institution (tokubetsu kanshi), and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan (shikin no kashitsuke tou), or subscribe for shares or subordinated bonds of, or lend subordinated loans to the financial institutions (tokutei kabushiki tou no hikiuke tou) , in each case to be taken as necessary taking into consideration of the financial conditions of the financial institution; and (b) if the financial institution is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the Deposit Insurance Corporation shall supervise that financial institution (tokubetsu kanshi), and may provide financial aid necessary to assist merger, business transfer, corporate split or other reorganization in respect to such failed financial institution (tokutei shikin enjo). The expenses for implementation of the measures under this regime will be borne by the financial industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses. If a measure set out in (b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operation and assets be under the special control (tokutei kanri) of the Deposit Insurance Corporation. The business or liabilities of the financial institution subject to the special supervision (tokubetsu kanshi) or special control (tokutei kanri) by the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institutions, and the bridge bank will seek to transfer the bank’s business or liabilities to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist merger, business transfer, corporate split or other reorganization in respect to the financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, lending of subordinated loan, or loss sharing.

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

If the financial institution subject to the special supervision or the special control by the Deposit Insurance Corporation as set forth above is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the financial institution may transfer all or a material portion of its business or all or a portion of shares of its subsidiaries or implement corporate split or certain other corporate actions with court permission in lieu of any shareholder resolutions under Article 126-13 of the Deposit Insurance Act which permission may be granted by the court in accordance with the Deposit Insurance Act if (i) the financial institution is under special supervision by, or under special control of, the Deposit Insurance Corporation pursuant to the Deposit Insurance Act and (ii) the financial institution is, or is likely to be, unable to fully perform its obligations with its assets, or the financial institution has suspended, or is likely to suspend, repayment of its obligations. In addition, the Deposit Insurance Corporation must request other financial institution creditors of the failed financial institution to refrain from exercising their rights against the failed financial institution until measures necessary to avoid the risk of significant disruption to the financial system in Japan have been taken, if it is recognized that such exercise of their rights is likely to make it difficult to conduct an orderly resolution of the failed financial institution.

According to the announcement made by the Financial Services Agency in March 2014, (i) Additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank must be written down or converted into common shares when the Prime Minister confirms that item 2 measures (dai nigo sochi), item 3 measures (dai sango sochi) or specified item 2 measures (tokutei dai nigo sochi) need to be applied to the bank, and (ii) Additional Tier 1 instruments and Tier 2 instruments under Basel III issued by a bank holding company must be written down or converted into common shares when the Prime Minister confirms that specified item 2 measures (tokutei dai nigo sochi) need to be applied to the bank holding company.

Recovery and Resolution Plan

In November 2016, the Financial Stability Board published the latest list of G-SIBs. The list is annually updated by the Financial Stability Board each November, and the list as of November 2016 includes us. A recovery and resolution plan must be put in place for each G-SIB and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., as part of crisis management, financial institutions identified as G-SIBs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIB.

Capital Injection by the Government

The Strengthening Financial Functions Act (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Act No. 128 of 2004) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, certain amendments to the Strengthening Financial Functions Act took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and bank holding companies and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aim to promote not only the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in June 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. In 2016, the law was further amended to extend the period for application to March 31, 2022. None of the financial institutions within the Mizuho group are subject to such special exceptions.

Bank Holding Companies

Under the amendments to the Banking Act, which became effective from April 2017, a bank holding company is required to administrate the businesses of the bank holding company group and is, in principle, prohibited from carrying out businesses other than administrating such businesses and matters incidental to such businesses; however, a bank holding company may, with prior approval of the Prime Minister, carry out certain common operations of its group companies so as to improve the efficiency of their operations. Business activities for subsidiaries of bank holding companies are limited to finance-related businesses and incidental businesses.

The Anti-Monopoly Act (Shiteki Dokusen no Kinshi oyobi Kousei Torihiki no Kakuho ni kansuru Houritsu) (Act No. 54 of 1947, as amended) prohibits a bank from holding more than 5% of another company’s voting rights. This does not apply to a bank holding company, although the bank holding company is subject to general shareholding restrictions under the Anti-Monopoly Act. The Banking Act does, however, in principle, prohibit a bank holding company and its subsidiaries, on an aggregate basis, from holding more than 15% (in contrast to 5% in the case of a bank and its subsidiaries) of the voting rights of certain types of companies not permitted to become subsidiaries of bank holding companies. Despite the foregoing shareholding restrictions, under the amendments to the Banking Act, which became effective from April 2017, bank holding companies and banks, with prior approval of the Prime Minister, can acquire and own voting rights of companies whose businesses contribute or are expected to contribute to the increased sophistication of the banking business or the enhancement of customer convenience by utilizing information and communication technology that exceed the threshold of the voting rights described above.

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

Credit Limits

The Banking Act restricts the aggregate amount of exposure to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The limits applicable to a bank holding company and bank with respect to their aggregate exposure to any single customer or customer group are established by the Banking Act and regulations thereunder. The Banking Act and the related regulations were amended, which became effective from December 2014, to tighten the previous restrictions to meet international standards. As a result of these amendments, the current credit limit for a single customer or a customer group is 25% of the total qualifying capital, with certain adjustments, of the bank holding company or bank and its subsidiaries and affiliates.

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

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act Concerning Restriction on Shareholdings by Banks. The Bank’s Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2022. The Bank’s Shareholdings Purchase Corporation purchased ¥1,305.3 billion of shares during the period from March 12, 2009 through March 31, 2017. The Bank’s Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2032 by taking into consideration the effects on the stock market.

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

Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank, and Mizuho Trust & Banking or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.

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

In November 2015, the Financial Services Agency published revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical buffer and the additional loss absorbency requirements for G-SIBs and domestic systemically important banks (“D-SIBs”). These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer is being phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we were designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

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

As part of its ongoing review of the calculation of risk-weighted assets, in December 2014, the Basel Committee on Banking Supervision (“BCBS”) published two consultative documents on revisions to the standardized approach for credit risk (later revised in December 2015) and on the design of a capital floor framework based on the standardized, non-internal modeled approach. The revised proposals are part of a range of policy and supervisory measures that aim to enhance reliability and comparability of risk-weighted capital ratios across banks. The proposal on the revisions to the standardized approach includes, among other things, to decrease mechanistic reliance on external credit rating agencies by introducing grade classification and due diligence requirements to the determination of risk weights. The proposal on the capital floor framework seeks to replace the current transitional capital floor based on the Basel I standard with a capital floor based on the revised standardized approach, which is currently under review as described above. Furthermore, in March 2016, the BCBS published a consultative document on the reduction of variation in credit risk-weighted assets. The document presented proposals which would remove the option to use the internal-ratings based approaches for credit risk for certain exposures, adopt exposure level and model-parameter floors for portfolios where the internal-ratings based approaches remain available, and provide greater specification of parameter estimation practices for portfolios where the internal-ratings based approaches remain available. The various proposals are intended to be complementary to one another, with the goal of reducing excessive variability in risk-weighted assets across banks. The schedule of implementation of the various proposals has not been stated explicitly.

For further information regarding capital adequacy, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

Leverage Ratio

The leverage ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. In April 2016, the BCBS released a consultative document regarding proposed revisions to the design and calibration of the Basel III leverage ratio framework including an additional leverage ratio requirement applicable to G-SIBs. Any final adjustments to the definition and calibration of the leverage ratio will be made by the BCBS by 2017, with a view to migrate to a Pillar 1 (minimum capital requirements) treatment on January 1, 2018, based on appropriate review and calibration.

For further information regarding the leverage ratio, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

Liquidity

Two minimum standards for funding liquidity will be introduced. The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows it could encounter under an acute short-term stress scenario. The Group of Governors and Heads of Supervision agreed on a revised LCR standard on January 6, 2013, and the BCBS issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015, under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of High-Quality liquid assets by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. LCR is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, with a minimum requirement of 80% during the period from January 1 to December 31, 2017. The BCBS issued final requirements for LCR-related disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.

The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. The BCBS finalized the NSFR framework in October 2014, and the NSFR is scheduled to be introduced as a minimum standard by the Financial Services Agency.

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

Protection of Personal Information

The Personal Information Protection Act (Kojin Jouhou no Hogo ni kansuru Houritsu) (Act No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses, including us, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with the order issued by the Personal Information Protection Commission to take necessary measures to comply with the law will subject us to criminal and/or administrative sanctions.

Prevention of Money Laundering

Under the Act Preventing Transfer of Profits Generated from Crime (Hanzai ni yoru Syueki no Iten Boushi ni kansuru Houritsu) (Act No. 22 of 2007, as amended), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions. Certain amendments to the law became effective in April 2013, which tightened, among other things, customer identification requirements. Further amendments to the law were promulgated in November 2014 and became effective on October 1, 2016 for clarification of the judgment method of suspicious transactions, strict verification at the time of the conclusion of correspondence contracts and expansion of the obligation for business operators to make efforts to develop necessary systems.

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

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s New York, Chicago, Los Angeles and Park Avenue (New York) branches and Houston, Atlanta and San Francisco representative offices. We also own one bank in the United States, Mizuho Bank (USA), as well as controlling interests in several other subsidiaries, including Mizuho Trust & Banking Co. (USA), which is engaged primarily in the trust and custody business, and Mizuho Securities USA LLC, a U.S. broker dealer engaged in the securities business.

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

Mizuho Financial Group, Mizuho Bank and Mizuho Americas are financial holding companies (“FHCs”) within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the “Federal Reserve Board”. As a matter of law, these three companies are required to act as a source of financial strength to Mizuho Bank (USA) and Mizuho Trust & Banking Co. (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting interests in any company engaged in nonfinancial activities that we do not routinely manage, generally for a period of up to 10 years, under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank, savings association or bank holding company.

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

U.S. branches, agencies and representative offices of foreign banks must be licensed, and are also supervised and regulated, by either a state banking authority or by the Office of the Comptroller of the Currency, the U.S. federal bank regulatory agency that charters and regulates national banks and federal branches and agencies of foreign banks. Each branch and representative office in the United States of Mizuho Bank is state-

licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with $50 billion or more in consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding organization is subject to comparable home country standards. On February 18, 2014, the Federal Reserve Board finalized requirements under Regulation YY that impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Bank. In particular, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. Additionally, the Federal Reserve Board expects to finalize single counterparty credit limits and early remediation requirements for foreign banking organizations at a later date. In addition, foreign banking organizations with consolidated U.S. assets of

$50 billion or more (excluding the assets of U.S. branches and agencies) will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold all of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis. In consideration of certain enhanced prudential requirements under the Federal Reserve Board’s Regulation YY, we established a new U.S. bank holding company, Mizuho Americas which is a wholly owned direct subsidiary of Mizuho Bank and brought our U.S. bank subsidiaries, Mizuho Bank (USA) and Mizuho Trust & Banking Co. (USA), and our U.S. securities broker dealer, Mizuho Securities USA LLC, together as subsidiaries under the holding company. The establishment of Mizuho Americas was part of a larger internal corporate reorganization, which was taken with the aim of, among other things, strengthening corporate governance practices and operations.

Under Section 619 of the Dodd-Frank Act, also known as the so-called “Volcker Rule,” any insured depository institution; any insured depository institution holding company; any non-U.S. bank with branches in the United States, such as Mizuho Bank; and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. U.S. financial regulators approved final rules implementing Section 619 of the Dodd-Frank Act on December 10, 2013. For investments in and relationships with certain funds that were in place prior to December 31, 2013, the Federal Reserve has granted a set of extensions that give banking entities until July 21, 2017 to comply with the Volcker Rule. All investments in and relationships with funds covered by the Volcker Rule made after December 31, 2013 must have been divested or restructured by July 21, 2015.

The current regulatory environment in the United States may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. On January 20, 2017, Mr. Donald J. Trump became President of the United States. The full scope of President Trump’s short-term legislative agenda is not yet fully known, but it may include certain deregulatory measures for the U.S. financial services industry, including changes to the Volcker Rule, capital requirements and other aspects of the Dodd-Frank Act.

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

Legacy guarantees

During the period covered by this disclosure, Mizuho Bank exited from one but remains a party to another of two legacy counter guarantees that were opened in connection with activities of its customers for the benefit of Iranian banks. When such guarantees were entered into, the banks in question, which are related to the

Government of Iran, had not been designated under U.S. Executive Orders (“E.O.”) 13224 or 13382, although they were subsequently so designated. Mizuho Bank maintained these guarantees post-designation only after confirming that such transactions did not involve prohibited or sanctionable activity under U.S. or other economic sanctions. As contractual obligations, these guarantees cannot be exited by Mizuho Bank unilaterally. In the fiscal year ended March 31, 2017, Mizuho Bank received fees of less than ¥1 million attributable to these guarantees and net profits of less than that amount. Mizuho Bank continues to seek to terminate the counter guarantee to the extent permitted under applicable laws.

Activities through correspondent banking accounts

In the fiscal year ended March 31, 2017, Mizuho Bank conducted a limited number of fund transfers through accounts it maintains for or at a limited number of Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, or through other correspondent banking accounts on behalf of such Iranian banks. These transfers were mainly associated with requests by our customers after the relaxation of applicable sanctions pursuant to the Joint Comprehensive Plan of Action. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2017 attributable to fees for these activities was less than ¥10 million, with a net profit of less than that amount. Mizuho Bank intends to continue engaging in this activity but will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2017:

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2017:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	95.8%	95.8%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6%	98.6%
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5%	91.5%
Asset Management One Co., Ltd.	Japan	Investment management	70.0%	51.0%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Realty Co., Ltd.	Japan	Real estate agency	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Simplex Investment Advisors Inc.	Japan	Holding company	100.0%	100.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
UC Card Co., Ltd.	Japan	Credit card	51.0%	51.0%
Mizuho Trust Systems Company, Limited	Japan	Subcontracted calculation services, software development	50.0%	50.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho Americas LLC	U.S.A.	Holding company	100.0%	100.0%
Mizuho Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0%	100.0%
Mizuho Securities USA LLC	U.S.A.	Securities	100.0%	100.0%
Mizuho Bank Europe N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Bank (Switzerland) Ltd	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2016 and 2017:

	At March 31,
	2016	2017
	(in millions of yen)
Land	¥552,205	¥575,054
Buildings	827,458	807,312
Equipment and furniture	463,205	485,407
Leasehold improvements	88,195	93,967
Construction in progress	20,656	23,093
Software	1,086,124	1,308,292

Total	3,037,843	3,293,125
Less: Accumulated depreciation and amortization	1,199,853	1,251,852

Premises and equipment—net	¥1,837,990	¥2,041,273

Our head office is located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The headquarter buildings of Mizuho Financial Group and Mizuho Bank are each leased from a third party.

The total area of land related to our material office and other properties at March 31, 2017 was approximately 697,000 square meters for owned land and approximately 15,000 square meters for leased land.

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

In October 2016, with a view to strengthening the respective asset management businesses, we and The Dai-ichi Life Insurance Company, Limited integrated the asset management functions of both groups, namely, DIAM Co., Ltd., the asset management function of Mizuho Trust & Banking, Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd., and formed a new company named Asset Management One Co., Ltd., a consolidated subsidiary of Mizuho Financial Group.

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

As to the recent economic environment, the gradual recovery in the global economy has continued, while weaknesses in the recovery have been seen in some regions. This recovery is expected to continue particularly in the United States, but it remains necessary to monitor such risks of a downturn as the United States’ policy direction under its new presidency, political concerns in Europe, the economic outlook for China and increasing geopolitical risks. In the United States, the economy continued to recover due to such factors as generally improved employment conditions, steady consumer spending and increase in exports. It is expected that the gradual recovery in the economy will continue, supported by policies under the new presidency. However, increasing uncertainty about the effect of monetary and trade policies under the new administration requires continued monitoring. In Europe, the economy continued to recover gradually as consumer spending and exports picked up. Although the gradual economic recovery of the region is expected to continue, the political situation in Europe, including negotiations regarding the United Kingdom’s withdrawal from the European Union, elections in some countries and the effect of debt problems in southern Europe require further monitoring. In Asia, the economy of China remained stable, due partly to the effect of government policies. This economic condition in China is likely to continue with the successive support through fiscal policies, including investment in infrastructure and tax reductions. The economies in emerging countries are picking up because of China’s enduring economy and increase in resource prices. In the coming year, it is expected that the growth of their economies will remain gradual due to such factors of concern as the depreciation of currencies in emerging countries and the increasing pressure of capital outflows. In Japan, following the improvement of overseas economies, the economy has gradually been recovering mainly in the areas of exports and business investment. As for the future outlook of the Japanese economy, it is expected to continue on its gradual recovery path, with the improved environment for exports and the effect of economic measures by the government. However, increasing uncertainty in overseas economies requires continued monitoring.

Key indicators of Japanese economic conditions in recent periods include the following:

•

The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2014 through the first quarter of 2017:

Japan’s real gross domestic product on a year-on-year basis decreased by 0.5% in the fiscal year ended March 31, 2015 and increased by 1.2% in each of the fiscal years ended March 31, 2016 and 2017. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased consecutively from the second quarter of calendar year 2014 through the first quarter of calendar year 2015 and increased consecutively from the second quarter of calendar year 2015 through the first quarter of calendar year 2017. Japan’s core nationwide consumer price index increased by 2.8% in the fiscal year ended March 31, 2015, was unchanged in the fiscal year ended March 31, 2016 and decreased by 0.2% in the fiscal year ended March 31, 2017.

•

In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening the two previous policy frameworks, “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” The new policy framework consists of two major components: (1) “yield curve control” in which the Bank of Japan will control short-term and long-term interest rates; and (2) an “inflation-overshooting commitment” in which the Bank of Japan commits itself to expanding the monetary base until the year-on-year rate of increase in the observed consumer price index exceeds the price stability target of 2% and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balance in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds so that the yield of 10-year Japanese government bonds will remain around 0% to control long-term interest rates. In addition, the Bank of Japan decided to introduce the following new tools of market operations so as to control the yield curve smoothly: (i) outright purchases of Japanese government bonds with yields designated by the Bank of Japan; and (ii) fixed-rate funds-supplying operations for a period of up to ten years (extending the longest maturity of the operation of one year).

The following chart shows movements in long-term interest rates from January 2014 to May 2017, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates during the same period, represented by the uncollateralized overnight call rate used in the interbank market:

•

According to Teikoku Databank, a Japanese research institution, there were 9,044 corporate bankruptcies in the fiscal year ended March 31, 2015, involving approximately ¥1.9 trillion in total liabilities, 8,408 corporate bankruptcies in the fiscal year ended March 31, 2016, involving approximately ¥1.9 trillion in total liabilities, and 8,153 corporate bankruptcies in the fiscal year ended March 31, 2017, involving approximately ¥1.9 trillion in total liabilities. The number of corporate bankruptcies decreased from a year earlier for the eighth consecutive year, but the amount of total liabilities increased by approximately ¥0.04 trillion from the previous fiscal year.

•	The following chart shows the daily closing price of the Nikkei Stock Average from January 2014 to May 2017:

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 29.5% to ¥19,206.99 during the fiscal year ended March 31, 2015, followed by a 12.7% decrease to ¥16,758.67 during the fiscal year ended March 31, 2016 and a 12.8% increase to ¥18,909.26 during the fiscal year ended March 31, 2017. Thereafter, the Nikkei Stock Average increased to ¥19,650.57 as of May 31, 2017.

•	The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2014 to May 2017:

The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥120.21 to $1.00 as of March 31, 2015, ¥112.43 to $1.00 as of March 31, 2016, and ¥111.80 to $1.00 as of March 31, 2017. Thereafter, the yen strengthened to ¥110.96 to $1.00 as of May 31, 2017.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 10.8% in the fiscal year ended March 31, 2015, increased by 4.6% and 5.8% in the fiscal years ended March 31, 2016 and 2017, respectively.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan decreased by 0.4% and 0.2% in calendar years 2014 and 2015, respectively, and was unchanged in calendar year 2016.

Capital Improvements

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

Strengthening of Stable Capital Base

In the fiscal year ended March 31, 2017, we strengthened our capital base mainly as a result of earning ¥603.5 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, since April 2016, we have redeemed various securities that are eligible Tier 1/Tier 2 capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2016, we redeemed $600.0 million and ¥400.0 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose companies in March 2006 and January 2007, respectively. In addition, on July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016 and delivered 265,433,368 shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock. With respect to Tier 2 capital, in November 2016, we redeemed ¥60.0 billion of dated subordinated bonds issued by our subsidiary bank. In April 2017, we redeemed ¥50.0 billion of dated subordinated bonds issued by our subsidiary bank.

With respect to Additional Tier 1 capital new issuances, in July 2016, we issued ¥460.0 billion of Additional Tier 1 perpetual subordinated bonds with optional-redemption clause and write-down clause through public offerings to wholesale investors in Japan. With respect to Tier 2 capital new issuances, in June 2016, January 2017 and June 2017, we issued ¥155.0 billion, ¥180.0 billion and ¥114.0 billion, respectively, of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to retail investors in Japan.

Our Common Equity Tier 1 capital ratio under Basel III was 10.50% and 11.34% as of March 31, 2016 and 2017, respectively.

Steady Returns to Shareholders

Annual cash dividends for the fiscal year ended March 31, 2017 were ¥7.5 per share of common stock (including interim dividend payments of ¥3.75 per share), which was the same amount as the annual cash dividend per share of the previous fiscal year.

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

Others

Strengthening our Research & Consulting Functions

In April 2016, in order to provide customers with solutions and support our aim of becoming a “financial services consulting group,” we consolidated our research and consulting functions into “One Think-tank,” and we established the new Research & Consulting Unit. The Unit is made up of Mizuho Bank’s Industry Research Department, Mizuho Trust & Banking’s Consulting Department, Mizuho Securities’ Research and Consulting Unit, Mizuho Information & Research Institute, Mizuho Research Institute and Mizuho-DL Financial Technology. In addition to research and analysis on a wide range of topics ranging from macroeconomics to industry trends, the research function offers policies based on such research and analysis.

Establishing Our U.S. Bank Holding Company

In July 2016, with consideration of the Federal Reserve Board’s proposed rule that came into effect on July 1, 2016 regarding the operations of foreign banking organizations with U.S. operations, we established a U.S. Bank Holding Company (“BHC”), Mizuho Americas, which is wholly owned by Mizuho Bank, and brought its primary U.S.-based banking, securities and institutional custody services (trust banking) entities together under the holding company.

Creation of New Business based on FinTech

In September 2016, Mizuho Bank and SoftBank Corp. agreed to set up a 50/50 joint company to provide FinTech-based personal lending services. Afterwards, in November 2016, Mizuho Bank and SoftBank announced that they established the joint company named “J. Score CO., LTD.” and will begin operations as Japan’s first score-based lending business in the first half of the fiscal year ending March 31, 2018. The establishment of the company represents our enhanced efforts in the field of FinTech, through which we aim to develop a new approach to lending and offer customers ever more attractive financial services.

Improvement for Advanced and Efficient Operations Utilizing Blockchain

Mizuho Bank, Fujitsu Limited and Fujitsu Laboratories Ltd. jointly conducted an operational trial using blockchain technology and completed proof of concept. The goal was to enable low-cost, low-risk cross-border securities transactions by building a system utilizing blockchain technology that can almost instantly share matched trade information in the post-trade process as data that cannot be tampered with, but without building a large-scale settlement system from scratch. This would thereby shorten the time from trade execution to final settlement from the previous three days to the same day.

In April 2017, we announced two joint projects to analyze the results of actual trade transactions conducted using blockchain technology with the aim of providing increased efficiency in the field of trade finance. In the first joint project, IBM Japan, Ltd., Mizuho Bank and we will work together to apply blockchain technology developed by IBM to actual trade transactions and analyze the results. In the second joint project, R3CEV LLC (“R3”), Cognizant Japan KK, Mizuho Bank and we will utilize a distributed ledger platform developed by R3 to conduct trace transactions to assess the possible implications and applications to trade finance. One of the key features of blockchain is the ability to quickly and securely share data among participants. We anticipate that the application of blockchain technology to trade transactions will enable the digitalization of the documents involved in trade finance as well as the fast and secure exchange of information. We also anticipate that this system and platform will reduce the time and operational costs associated with trade transactions by simplifying the process of creating and exchanging documents, in addition to enabling all involved parties to share and view the most recent status of the transaction.

Signing of Memorandum of Understanding for the Integration of Trust Banks Specializing in Asset Administration Service

In March 2017, we, Sumitomo Mitsui Trust Holdings, Resona Bank and The Dai-ichi Life Insurance Company executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Japan Trustee Services Bank and Trust & Custody Services Bank. The concentration of both companies’ managerial resources and expertise will have the benefit of scale, will realize more stable and higher quality operations, and aims for further growth in the domestic securities settlement market and contribute to the enhancement of the domestic investment chain. By meeting a wide variety of customer needs, the integrated company will aim to be the top trust bank specializing in asset administration services in Japan.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house company return on equity as an internal performance indicator. Our total Japanese stock portfolio (included within other securities which have readily determinable fair value and based on acquisition cost) as of March 31, 2015 was approximately ¥1,962.9 billion, and we reduced such amount by ¥275.3 billion as of March 31, 2017. As a result of the steady disposal, we were able to achieve our intermediate target of an approximately ¥250 billion reduction by March 31, 2017.

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

Valuation of Financial Instruments

ASC 820, “Fair Value Measurement” (“ASC 820”) specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes the following three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques.

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

In estimating the discount rates, we use interest rates on high-quality fixed-income government and corporate bonds. The durations of such bonds closely match those of the benefit obligations. Assumed discount rates are reevaluated at each measurement date.

The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

For further information on our pension and other employee benefits, see note 21 to the consolidated financial statements included elsewhere in this annual report.

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions of yen)
Interest and dividend income	¥1,458	¥1,500	¥1509
Interest expense	412	495	602

Net interest income	1,046	1,005	907
Provision (credit) for loan losses	(60)	35	38

Net interest income after provision (credit) for loan losses	1,106	970	869
Noninterest income	1,801	1,884	1,368
Noninterest expenses	1,639	1,657	1,757

Income before income tax expense	1,268	1,197	480
Income tax expense	438	347	91

Net income	830	850	389
Less: Net income (loss) attributable to noncontrolling interests	27	—	27

Net income attributable to MHFG shareholders	¥803	¥850	¥362

The following is a discussion of major components of our net income attributable to MHFG shareholders for the fiscal years ended March 31, 2015, 2016 and 2017.

Net Interest Income

The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015			2016			2017
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥15,900	¥20	0.12%	¥29,485	¥30	0.10%	¥37,389	¥27	0.07%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	4,771	8	0.17	4,309	10	0.22	5,079	18	0.35
Trading account assets	6,755	32	0.47	5,262	16	0.31	4,408	27	0.62
Investments	31,690	127	0.40	25,625	88	0.34	20,357	78	0.38
Loans	54,207	593	1.09	52,866	565	1.07	53,930	510	0.95

Total interest-earning assets	113,323	780	0.69	117,547	709	0.60	121,163	660	0.54

Deposits	77,126	50	0.06	81,090	60	0.07	83,293	51	0.06
Short-term borrowings(1)	17,342	24	0.14	15,139	22	0.15	14,177	27	0.19
Trading account liabilities	2,629	14	0.52	2,092	13	0.61	1,697	14	0.82
Long-term debt	11,727	175	1.49	14,236	176	1.23	14,523	178	1.22

Total interest-bearing liabilities	108,824	263	0.24	112,557	271	0.24	113,690	270	0.24

Net	4,499	517	0.45	4,990	438	0.36	7,473	390	0.30

Foreign:
Interest-bearing deposits in other banks	5,689	29	0.51	6,639	38	0.57	7,671	48	0.63
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	10,862	33	0.30	10,465	50	0.48	9,213	79	0.85
Trading account assets	11,950	142	1.19	11,602	135	1.16	10,335	136	1.31
Investments	2,850	79	2.77	3,058	102	3.34	3,915	87	2.24
Loans	21,634	395	1.83	24,279	466	1.92	25,412	499	1.96

Total interest-earning assets	52,985	678	1.28	56,043	791	1.41	56,546	849	1.50

Deposits	19,801	100	0.51	20,958	154	0.73	23,173	214	0.92
Short-term borrowings(1)	20,326	28	0.14	18,982	58	0.31	17,112	109	0.63
Trading account liabilities	1,692	17	1.05	1,195	8	0.69	1,049	7	0.71
Long-term debt	268	4	1.66	1,441	4	0.26	655	2	0.32

Total interest-bearing liabilities	42,087	149	0.36	42,576	224	0.53	41,989	332	0.79

Net	10,898	529	0.92	13,467	567	0.88	14,557	517	0.71

Total:
Total interest-earning assets	166,308	1,458	0.88	173,590	1,500	0.86	177,709	1,509	0.85
Total interest-bearing liabilities	150,911	412	0.27	155,133	495	0.32	155,679	602	0.39

Net	¥15,397	¥1,046	0.61	¥18,457	¥1,005	0.54	¥22,030	¥907	0.46

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Interest and dividend income increased by ¥9 billion, or 0.6%, from the previous fiscal year to ¥1,509 billion in the fiscal year ended March 31, 2017. Domestic interest and dividend income accounted for ¥660 billion of the total amount, a decrease of ¥49 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥849 billion, an increase of ¥58 billion from the previous fiscal year.

Due to the monetary policies of the Bank of Japan, such as continuous monetary easing and the negative interest rate policy that began in February 2016, our domestic loan and deposit rate margin has become narrower. Reflecting a decline in short-term interest rate levels of the yen, the average yield on domestic loans decreased by 0.12 percentage points from the previous fiscal year to 0.95% in the fiscal year ended March 31, 2017, and the average rate on domestic interest-bearing deposits decreased by 0.01 percentage points from the previous fiscal year to 0.06% in the fiscal year ended March 31, 2017. Our domestic funding structure is stable, primarily consisting of individual customer deposits. The average yield on foreign loans increased by 0.04 percentage points from the previous fiscal year to 1.96% in the fiscal year ended March 31, 2017, and the average rate on foreign interest-bearing deposits increased by 0.19 percentage points from the previous fiscal year to 0.92% in the fiscal year ended March 31, 2017. We place further emphasis on the importance of profitability in the lending business and look to counter the effects of negative impact of negative interest rates and others.

The decrease in domestic interest and dividend income was due mainly to a decrease in interest income from domestic loans. The decrease in interest income from domestic loans was due mainly to a decrease in the average yield, reflecting a decline in yen interest rate levels. Changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥46 billion, and changes in the average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥3 billion, resulting in the ¥49 billion decrease in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to increases in interest income from foreign loans and in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions. The increase in interest income from foreign loans was due mainly to an increase in the average balance as well as an increase in the average yields. The increase in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions was due mainly to an increase in the average yield. Changes in the average yields on foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥31 billion, and changes in the average balance of foreign interest-earning assets contributed to an overall increase of ¥27 billion, resulting in the ¥58 billion increase in foreign interest and dividend income.

Interest expense increased by ¥107 billion, or 21.6%, from the previous fiscal year to ¥602 billion in the fiscal year ended March 31, 2017. Domestic interest expense accounted for ¥270 billion of the total amount, a decrease of ¥1 billion from the previous fiscal year, and foreign interest expense accounted for ¥332 billion of the total amount, an increase of ¥108 billion from the previous fiscal year.

The changes in the average interest rates on domestic interest-bearing liabilities contributed to an overall decrease in interest expense of ¥3 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥2 billion, resulting in the ¥1 billion decrease in domestic interest expense.

The increase in foreign interest expense was due mainly to increases in interest expense on foreign deposits and foreign short-term borrowings. The increase in foreign interest expense on foreign deposits was due mainly to an increase in the average rates, reflecting a rise in short-term interest rate levels of the U.S. dollar as well as an increase in the average balance of foreign deposits. The increase in foreign interest expense on foreign short-term borrowings was due mainly to an increase in the average rates, reflecting a rise in short-term interest rate levels of the U.S. dollar. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥99 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥9 billion, resulting in the ¥108 billion increase in foreign interest expense.

As a result of the foregoing, net interest income decreased by ¥98 billion, or 9.8%, from the previous fiscal year to ¥907 billion. The average interest rate spread declined by 0.08 percentage points from the previous fiscal year to 0.46% in the fiscal year ended March 31, 2017. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods.

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

Due to the monetary policies of the Bank of Japan, such as continuous monetary easing and the negative interest rate policy that began in February 2016, our domestic loan and deposit rate margin has become narrower. Reflecting a decline in short-term interest rate levels of the yen, the average yield on domestic loans decreased by 0.02 percentage points from the previous fiscal year to 1.07% in the fiscal year ended March 31, 2016, while the average rate on domestic interest-bearing deposits increased by 0.01 percentage points from the previous fiscal year to 0.07% in the fiscal year ended March 31, 2016. Our domestic funding structure is stable, primarily consisting of individual customer deposits. The average yield on foreign loans increased by 0.09 percentage points from the previous fiscal year to 1.92% in the fiscal year ended March 31, 2016, and the average rate on foreign interest-bearing deposits increased by 0.22 percentage points from the previous fiscal year to 0.73% in the fiscal year ended March 31, 2016. We continue initiatives to increase foreign currency-denominated deposits. We place further emphasis on the importance of profitability in the lending business and look to counter the effects of negative impact of negative interest rates and others.

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

As a result of the foregoing, net interest income decreased by ¥41 billion, or 3.9%, from the previous fiscal year to ¥1,005 billion. The average interest rate spread declined by 0.07 percentage points from the previous fiscal year to 0.54% in the fiscal year ended March 31, 2016. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods with respect to domestic assets and liabilities and increased by similar rates with respect to foreign assets and liabilities.

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Provision for loan losses increased by ¥3 billion from March 31, 2016 to ¥38 billion at March 31, 2017. Although obligor categories improved as a whole, reflecting the gradual recovery in the economic environment, provision for loan losses increased due mainly to the deterioration of credit status of certain borrowers.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

We recorded a provision for loan losses of ¥35 billion in the fiscal year ended March 31, 2016 compared to a credit for loan losses of ¥60 billion in the previous fiscal year. We recorded a modest level of provision for loan losses in the fiscal year ended March 31, 2016, reflecting how the Japanese economy was in a “leveling off” phase, whereas we recorded a credit for loan losses in the fiscal year ended March 31, 2015, reflecting how the Japanese economy was in a “gradual recovery” phase.

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions of yen)
Fee and commission	¥716	¥743	¥747
Fee and commission from securities-related business	172	176	166
Fee and commission from deposits and lending business	131	144	165
Fee and commission from remittance business	110	110	108
Trust fees	50	50	47
Fees for other customer services	253	263	261
Foreign exchange gains (losses)—net	(35)	114	69
Trading account gains (losses)—net	690	559	(42)
Investment gains (losses)—net	271	264	333
Investment gains (losses) related to bonds	104	66	61
Investment gains (losses) related to equity securities	163	192	272
Others	4	6	—
Equity in earnings (losses) of equity method investees—net	18	29	27
Gains on disposal of premises and equipment	3	10	6
Other noninterest income	138	165	228

Total noninterest income	¥1,801	¥1,884	¥1,368

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Noninterest income decreased by ¥516 billion, or 27.4%, from the previous fiscal year to ¥1,368 billion in the fiscal year ended March 31, 2017. The decrease was due mainly to trading account losses—net of ¥42 billion compared to trading account gains—net of ¥559 billion in the previous fiscal year, offset in part by an increase in investment gains—net of ¥69 billion.

Fee and commission

Fee and commission increased by ¥4 billion, or 0.5%, from the previous fiscal year to ¥747 billion in the fiscal year ended March 31, 2017. The increase was due mainly to an increase in fee and commission from deposits and lending business of ¥21 billion, offset in part by a decrease in fee and commission from securities-related business of ¥10 billion.

Foreign exchange gains (losses)—net

Foreign exchange gains—net decreased by ¥45 billion, or 39.5%, from the previous fiscal year to ¥69 billion in the fiscal year ended March 31, 2017. The change was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2017.

Trading account gains (losses)—net

Trading account gains (losses)—net was a loss of ¥42 billion in the fiscal year ended March 31, 2017 compared to a gain of ¥559 billion in the previous fiscal year. The change in trading account gains (losses)—net was due mainly to an increase in losses related to a reduction in market value of receive-fixed, pay-variable interest-rate swaps reflecting a rise in long-term interest rates, and an increase in losses related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected, reflecting an increase in losses of foreign currency-denominated bonds due to the effect of a rise in long-term interest rates. For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains—net increased by ¥69 billion, or 26.1%, from the previous fiscal year to ¥333 billion in the fiscal year ended March 31, 2017. The increase was due mainly to an increase in investment gains related to equity securities of ¥80 billion, or 41.7%, from the fiscal year to ¥272 billion in the fiscal year ended March 31, 2017. The increase in investment gains related to equity securities was due mainly to an increase in gains on sales of investment account equity securities in the fiscal year ended March 31, 2017, reflecting our continued efforts to decrease our cross-shareholdings. We continue our reallocation of management resources to key strategies while mitigating the risk of stock price fluctuation.

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

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions of yen)
Salaries and employee benefits	¥605	¥634	¥663
General and administrative expenses	530	548	571
Impairment of goodwill	—	6	—
Occupancy expenses	189	196	195
Fee and commission expenses	134	146	148
Provision (credit) for losses on off-balance-sheet instruments	(3)	(16)	19
Other noninterest expenses	184	143	161

Total noninterest expenses	¥1,639	¥1,657	¥1,757

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Noninterest expenses increased by ¥100 billion, or 6.0%, from the previous fiscal year to ¥1,757 billion in the fiscal year ended March 31, 2017. The increase was due mainly to provision for losses on off-balance-sheet instruments of ¥19 billion compared to credit for losses on off-balance-sheet instruments of ¥16 billion in the previous fiscal year, an increase in salaries and employee benefits of ¥29 billion and an increase in general and administrative expenses of ¥23 billion.

As the result of an increase in expenses associated with strategic investments and an increase in domestic salaries and employee benefits, our costs and expenses exceeded our plan for the fiscal year ended March 31, 2017. Going forward, we aim to promote further structural reform by strengthening cost competitiveness through fundamental structural reform such as reviewing branch strategies, improvements to achieve advanced and efficient operations utilizing technology, streamlining and optimizing the organization, and information systems structural reform.

Salaries and employee benefits

Salaries and employee benefits increased by ¥29 billion, or 4.6%, from the previous fiscal year to ¥663 billion in the fiscal year ended March 31, 2017 due mainly to an increase in personnel expenses and an increase in employee retirement benefit expenses. The increase in personnel expenses was due mainly to an increase in domestic personnel expenses. The increase in employee retirement benefit expenses was due mainly to an increase in the amortization of net actuarial losses. Additional information regarding pension and other employee benefit plans is included in note 21 to our consolidated financial statements included elsewhere in this annual report.

Provision (credit) for losses on off-balance-sheet instruments

Provision (credit) for losses on off-balance-sheet instruments was a provision of ¥19 billion in the fiscal year ended March 31, 2017 compared to a credit of ¥16 billion in the previous fiscal year. The change was due mainly to an increase in allowance for losses on guarantees.

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

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2015, 2016 and 2017:

	Fiscal years ended March 31,
	2015	2016	2017
	(in billions of yen)
Current:
Domestic	¥184	¥163	¥130
Foreign	72	61	68

Total current tax expense	256	224	198
Deferred:
Domestic	187	127	(100)
Foreign	(5)	(4)	(7)

Total deferred tax expense (benefit)	182	123	(107)

Total income tax expense	¥438	¥347	¥91

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Income tax expense decreased by ¥256 billion, or 73.8%, from the previous fiscal year to ¥91 billion in the fiscal year ended March 31, 2017, due to a decrease in current tax expense of ¥26 billion and deferred tax benefit of ¥107 billion compared to deferred tax expense of ¥123 billion in the previous fiscal year. The decrease in current tax expense was due mainly to a decrease in the taxable income of a principal banking subsidiary. The change in deferred tax expense (benefit) was due mainly to an increase in deferred tax assets in principal banking subsidiaries and an increase in deferred tax assets related to security subsidiary’s net operating loss carryforwards resulting mainly from organizational restructuring of certain foreign security subsidiaries in the fiscal year ended March 31, 2017.

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was increased from at immaterial levels to approximately one-third of overall deferred tax assets during the fiscal year ended March 31, 2017.

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

The following table shows components of deferred tax assets (liabilities) as of March 31, 2015, 2016 and 2017:

	As of March 31,
	2015	2016	2017
	(in billions of yen)
Deferred tax assets:
Investments	¥576	¥522	¥498
Allowance for loan losses	225	179	184
Trading securities	—	—	31
Derivative financial instruments	9	—	14
Premises and equipment	—	—	4
Net operating loss carryforwards	392	342	452
Other	198	170	190

Gross deferred tax assets	1,400	1,213	1,373

Valuation allowance	(389)	(340)	(438)

Deferred tax assets, net of valuation allowance	1,011	873	935
Deferred tax liabilities:
Available-for-sale securities	910	711	724
Prepaid pension cost and accrued pension liabilities	218	175	195
Undistributed earnings of subsidiaries	28	12	17
Derivative financial instruments	—	57	—
Trading securities	39	23	—
Premises and equipment	3	1	—
Other	49	39	75

Gross deferred tax liabilities	1,247	1,018	1,011

Net deferred tax assets (liabilities)	¥(236)	¥(145)	¥(76)

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net income (loss) attributable to noncontrolling interests increased by ¥27 billion from the previous fiscal year to ¥27 billion in the fiscal year ended March 31, 2017.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net income (loss) attributable to noncontrolling interests decreased by ¥27 billion from the previous fiscal year to ¥0 billion in the fiscal year ended March 31, 2016. The decrease was due mainly to deconsolidation of certain investment funds.

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥488 billion, or 57.4%, from the previous fiscal year to ¥362 billion in the fiscal year ended March 31, 2017.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥47 billion, or 5.9%, from the previous fiscal year to ¥850 billion in the fiscal year ended March 31, 2016.

Business Segments Analysis

We have introduced an in-house company system based on our diverse customer segments as of April 2016. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regard these customer segments as our operating segments.

In line with the aforementioned system, the reportable segments have been changed from those based on the relevant principal consolidated subsidiaries to the five in-house companies.

For a brief description of our each business segment, see note 32 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2017 were ¥2,092.7 billion, a decrease of ¥128.9 billion compared to the fiscal year ended March 31, 2016. Consolidated general and administrative expenses for the fiscal year ended March 31, 2017 were ¥1,420.5 billion, an increase of ¥75.5 billion compared to the fiscal year ended March 31, 2016. Consolidated net business profits for the fiscal year ended March 31, 2017 were ¥663.4 billion, a decrease of ¥189.5 billion compared to the fiscal year ended March 31, 2016.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2016(1):	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)

Gross profits	¥676.4	¥434.9	¥403.8	¥577.7	¥52.1	¥76.7	¥2,221.6
General and administrative expenses	661.2	183.2	232.7	178.9	30.1	58.9	1,345.0
Others	—	—	—	—	—	(23.7)	(23.7)

Net business profits (losses)(2)	¥15.2	¥251.7	¥171.1	¥398.8	¥22.0	¥(5.9)	¥852.9

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2017:	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)

Gross profits	¥646.1	¥445.1	¥386.5	¥539.4	¥49.6	¥26.0	¥2,092.7
General and administrative expenses	678.3	186.7	237.8	200.9	29.3	87.5	1,420.5
Others	—	—	—	—	—	(8.8)	(8.8)

Net business profits (losses)(2)	¥(32.2)	¥258.4	¥148.7	¥338.5	¥20.3	¥(70.3)	¥663.4

Notes:

(1)

Following the introduction of an in-house company system based on customer segments in April 2016, segment information for the fiscal year ended March 31, 2016 was restated to reflect the relevant changes as transaction data on a customer segment basis had been maintained. Due to such data not being available, it is impracticable to restate segment information for the fiscal year ended March 31, 2015.
(2)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(3)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

Before the introduction of the in-house company system, business segment information was disclosed based on the relevant principal consolidated subsidiaries such as Mizuho Bank, Mizuho Trust & Banking, and Mizuho Securities. Segment information based on the relevant principal consolidated subsidiaries for the fiscal years ended March 31, 2015, 2016 and 2017 is as follows:

	Mizuho Bank (Consolidated)										Mizuho Trust& Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
Fiscal year ended March 31, 2015(1)(2):	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)

Gross profits:
Net interest income	¥1,087.3	¥934.9	¥213.4	¥77.6	¥179.5	¥99.6	¥33.3	¥147.1	¥184.4	¥152.4	¥39.4	¥1.8	¥0.9	¥1,129.4
Net noninterest income	598.4	560.6	48.7	53.7	128.0	79.8	27.4	164.9	58.1	37.8	122.6	335.8	61.5	1,118.3

Total	1,685.7	1,495.5	262.1	131.3	307.5	179.4	60.7	312.0	242.5	190.2	162.0	337.6	62.4	2,247.7
General and administrative expenses	904.7	833.7	233.5	118.4	94.4	76.5	30.3	92.6	188.0	71.0	94.5	268.0	54.0	1,321.2
Others	(43.2)	—	—	—	—	—	—	—	—	(43.2)	(3.7)	—	(2.7)	(49.6)

Net business profits(3)	¥737.8	¥661.8	¥28.6	¥12.9	¥213.1	¥102.9	¥30.4	¥219.4	¥54.5	¥76.0	¥63.8	¥69.6	¥5.7	¥876.9

	Mizuho Bank (Consolidated)										Mizuho Trust& Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)								Others
Fiscal year ended March 31, 2016(2):	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
	(in billions of yen)

Gross profits:
Net interest income	¥959.4	¥830.1	¥214.8	¥75.7	¥173.0	¥97.5	¥32.5	¥175.5	¥61.1	¥129.3	¥36.1	¥5.4	¥2.8	¥1,003.7
Net noninterest income	675.3	633.7	45.0	53.1	143.7	77.5	31.8	185.1	97.5	41.6	130.7	343.8	68.1	1,217.9

Total	1,634.7	1,463.8	259.8	128.8	316.7	175.0	64.3	360.6	158.6	170.9	166.8	349.2	70.9	2,221.6
General and administrative expenses	903.3	833.3	234.4	118.6	91.9	75.2	29.8	122.1	161.3	70.0	99.1	279.3	63.3	1,345.0
Others	(22.1)	—	—	—	—	—	—	—	—	(22.1)	(4.2)	—	2.5	(23.8)

Net business profits (losses) (3)	¥709.3	¥630.5	¥25.4	¥10.2	¥224.8	¥99.8	¥34.5	¥238.5	¥(2.7)	¥78.8	¥63.5	¥69.9	¥10.1	¥852.8

	Mizuho Bank (Consolidated)			Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)	Others	Mizuho Financial Group (Consolidated)
		Mizuho Bank (Non-consolidated)	Others
Fiscal year ended March 31, 2017(2)(4):	Total	(a)-(g) Total	(h)	(i)	(j)	(k)	Total
	(in billions of yen)

Gross profits:
Net interest income (expense)	¥836.5	¥719.8	¥116.7	¥30.2	¥(1.5)	¥2.6	¥867.8
Net noninterest income	686.7	600.6	86.1	121.8	333.1	83.3	1,224.9

Total	1,523.2	1,320.4	202.8	152.0	331.6	85.9	2,092.7
General and administrative expenses	982.7	866.6	116.1	101.6	257.5	78.7	1,420.5
Others	(8.7)	—	(8.7)	(5.2)	0.1	5.0	(8.8)

Net business profits(3)	¥531.8	¥453.8	¥78.0	¥45.2	¥74.2	¥12.2	¥663.4

Notes:

(1)	Beginning on April 1, 2015, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of Mizuho Bank. Figures for the fiscal year ended March 31, 2015 have been restated for the new allocation methods.
(2)	“Others (h)” and “Others (k)” include the elimination of transactions between consolidated subsidiaries.
(3)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(4)	Segment information based on the relevant principal consolidated subsidiaries for the fiscal year ended March 31, 2017 is presented for comparability purposes. Due to system limitations, it is impracticable to present the details of Mizuho Bank (Non-consolidated).

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Retail & Business Banking Company

Gross profits for the fiscal year ended March 31, 2017 were ¥646.1 billion, a decrease of ¥30.3 billion, or 4.5%, compared to the fiscal year ended March 31, 2016. The decrease was attributable mainly to a decrease of net interest income as a result of the effects of the negative interest rate policy in Japan and a decrease in income related to investment products.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥17.1 billion, or 2.6%, compared to the fiscal year ended March 31, 2016 to ¥678.3 billion. The increase was attributable mainly to an increase in personnel expenses, including employee retirement benefit expenses.

As a result, we recorded net business losses of ¥32.2 billion for the fiscal year ended March 31, 2017 compared to net business profits of ¥15.2 billion for the fiscal year ended March 31, 2016.

Corporate & Institutional Company

Gross profits for the fiscal year ended March 31, 2017 were ¥445.1 billion, an increase of ¥10.2 billion, or 2.3%, compared to the fiscal year ended March 31, 2016. The increase was attributable mainly to an increase in non-interest income, reflecting an improvement in our solution-related business.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥3.5 billion, or 1.9%, compared to the fiscal year ended March 31, 2016 to ¥186.7 billion.

As a result, net business profits for the fiscal year ended March 31, 2017 increased by ¥6.7 billion, or 2.7%, compared to the fiscal year ended March 31, 2016 to ¥258.4 billion.

Global Corporate Company

Gross profits for the fiscal year ended March 31, 2017 were ¥386.5 billion, a decrease of ¥17.3 billion, or 4.3%, compared to the fiscal year ended March 31, 2016. The decrease was attributable mainly to the appreciation of the yen against the dollar and other major currencies and the slowdown in business related to non-Japanese customers in Asia, which reflected regional economic trends.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥5.1 billion, or 2.2%, compared to the fiscal year ended March 31, 2016 to ¥237.8 billion. The increase was attributable mainly to an increase in premiums for deposit insurance of foreign branches of Mizuho Bank.

As a result, net business profits for the fiscal year ended March 31, 2017 decreased by ¥22.4 billion, or 13.1%, compared to the fiscal year ended March 31, 2016 to ¥148.7 billion.

Global Markets Company

Gross profits for the fiscal year ended March 31, 2017 were ¥539.4 billion, a decrease of ¥38.3 billion, or 6.6%, compared to the fiscal year ended March 31, 2016. The decrease was attributable mainly to the decrease in income related to the selling of foreign bonds under a volatile market environment.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥22.0 billion, or 12.3%, compared to the fiscal year ended March 31, 2016 to ¥200.9 billion.

As a result, net business profits for the fiscal year ended March 31, 2017 decreased by ¥60.3 billion, or 15.1%, compared to the fiscal year ended March 31, 2016 to ¥338.5 billion.

Asset Management Company

Gross profits for the fiscal year ended March 31, 2017 were ¥49.6 billion, a decrease of ¥2.5 billion, or 4.8%, compared to the fiscal year ended March 31, 2016. The decrease was attributable mainly to the sluggish growth of assets under management, reflecting weakness in market conditions.

General and administrative expenses for the fiscal year ended March 31, 2017 decreased by ¥0.8 billion, or 2.7%, compared to the fiscal year ended March 31, 2016 to ¥29.3 billion.

As a result, net business profits for the fiscal year ended March 31, 2017 decreased by ¥1.7 billion, or 7.7%, compared to the fiscal year ended March 31, 2016 to ¥20.3 billion.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Mizuho Bank

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

Mizuho Trust & Banking

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

Mizuho Securities

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

		Americas
	Japan	United States	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2015:
Total revenue(1)	¥2,397	¥324	¥102	¥212	¥224	¥3,259
Total expenses(2)	1,460	211	24	134	162	1,991

Income before income tax expense	937	113	78	78	62	1,268

Net income	¥566	¥80	¥76	¥74	¥34	¥830

Total assets at end of fiscal year	¥127,467	¥31,075	¥4,871	¥10,881	¥15,820	¥190,114
Fiscal year ended March 31, 2016:
Total revenue(1)	¥2,288	¥434	¥46	¥188	¥428	¥3,384
Total expenses(2)	1,534	282	29	126	216	2,187

Income before income tax expense	754	152	17	62	212	1,197

Net income	¥465	¥137	¥15	¥51	¥182	¥850

Total assets at end of fiscal year	¥133,156	¥28,985	¥4,228	¥11,617	¥15,824	¥193,810
Fiscal year ended March 31, 2017:
Total revenue(1)	¥1,748	¥500	¥70	¥191	¥368	¥2,877
Total expenses(2)	1,712	303	29	136	216	2,396

Income before income tax expense	36	197	41	55	152	481

Net income	¥6	¥168	¥39	¥39	¥137	¥389

Total assets at end of fiscal year	¥138,832	¥30,262	¥4,203	¥10,629	¥16,530	¥200,456

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

In the fiscal year ended March 31, 2017, 1.6% of our net income was derived from Japan, 43.2% from the United States, 10.0% from the Americas excluding the United States, 10.0% from Europe and 35.2% from Asia/Oceania excluding Japan, and others. At March 31, 2017, 69.3% of total assets were allocated to Japan, 15.1% to the United States, 2.1% to the Americas excluding the United States, 5.3% to Europe and 8.2% to Asia/Oceania excluding Japan, and others.

In Japan, total revenue decreased by ¥540 billion from the previous fiscal year due primarily to a decrease in trading account gains—net. The decrease in trading account gains—net was due mainly to a decrease in gains related to changes in the fair value of derivative financial instruments with interest rate swap received/fixed and paid/floating, which resulted from increases in market interest rates. Total expenses increased by ¥178 billion from the previous fiscal year due mainly to an increase in provision for loan losses. In addition, income tax expense decreased by ¥259 billion from the previous fiscal year to ¥30 billion in the fiscal year ended March 31, 2017, reflecting the decline in taxable income. As a result, net income in Japan decreased by ¥459 billion. Total assets in Japan increased by ¥5,676 billion due primarily to increases in interest-bearing deposits in other banks and domestic loans, offset in part by a decrease in investment securities.

In the United States, total revenue increased by ¥66 billion due primarily to increases in interest income from loans, resale agreements and securities lending transactions. The increase in interest income from loans and resale agreements was due mainly to an increase in market interest rates. Total expenses increased by ¥21 billion due mainly to increases in expenses on payables under resale agreements and securities lending transactions and deposits, offset in part by a decrease in provision for loan losses. As a result, net income in the United States increased by ¥31 billion. Total assets in the United States increased by ¥1,277 billion due primarily to an increase in interest bearing deposits.

In the Americas excluding the United States, total revenue increased by ¥24 billion due primarily to an increase in other noninterest income, including foreign exchange gains (losses)—net while total expenses were flat. As a result, net income in the Americas excluding the United States increased by ¥24 billion. Total assets in the Americas excluding the United States decreased by ¥25 billion due primarily to a decrease in loans.

In Europe, total revenue increased by ¥3 billion due primarily to increases in interest from loans and trading account assets, offset in part by a decrease in other noninterest income including foreign exchange gains (losses)—net. Total expenses increased by ¥10 billion due mainly to an increase in expenses on deposits. As a result, net income in Europe decreased by ¥12 billion. Total assets in Europe decreased by ¥988 billion due primarily to a decrease in trading account assets, offset in part by an increase in interest bearing deposits in other banks.

In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥60 billion due primarily to a decrease in other noninterest income, including foreign exchange gains (losses)—net while total expenses were flat. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥45 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥706 billion due primarily to an increase in interest bearing deposits in other banks.

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

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥204 billion due primarily to an increase in other noninterest income including foreign exchange gains (losses)—net. Total expenses increased by ¥54 billion due mainly to increases in interest expense on interest-bearing deposits in other banks, and salaries and employee benefits. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥148 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥4 billion due primarily to increases in trading account assets and investment securities, offset in part by a decrease in loans.

Financial Condition

Assets

Our assets as of March 31, 2016 and 2017 were as follows:

	As of March 31,		Increase (decrease)
	2016	2017
	(in billions of yen)
Cash and due from banks	¥1,323	¥1,592	¥269
Interest-bearing deposits in other banks	35,327	45,995	10,668
Call loans and funds sold	894	1,038	144
Receivables under resale agreements	7,806	8,968	1,162
Receivables under securities borrowing transactions	3,407	3,350	(57)
Trading account assets	30,021	24,998	(5,023)
Investments	30,885	24,969	(5,916)
Loans	77,555	82,284	4,729
Allowance for loan losses	(451)	(480)	(29)

Loans, net of allowance	77,104	81,804	4,700
Premises and equipment—net	1,838	2,041	203
Due from customers on acceptances	110	184	74
Accrued income	273	271	(2)
Goodwill	19	95	76
Intangible assets	49	94	45
Deferred tax assets	57	64	7
Other assets	4,697	4,993	296

Total assets	¥193,810	¥200,456	¥6,646

Total assets increased by ¥6,646 billion from March 31, 2016 to ¥200,456 billion as of March 31, 2017. This increase was due mainly to an increase of ¥10,668 billion in interest-bearing deposits in other banks and an increase of ¥4,700 billion in loans, net of allowance, offset in part by a decrease of ¥5,916 billion in investments and a decrease of ¥5,023 billion in trading account assets.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2016 and 2017 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2016		2017
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,345	10.7%	¥8,741	10.6%	¥396	(0.1)%
Construction and real estate	7,734	9.9	7,654	9.3	(80)	(0.6)
Services	4,656	6.0	4,759	5.8	103	(0.2)
Wholesale and retail	5,409	7.0	5,142	6.2	(267)	(0.8)
Transportation and communications	3,268	4.2	3,491	4.2	223	—
Banks and other financial institutions	3,632	4.7	4,006	4.9	374	0.2
Government and public institutions	3,395	4.4	8,532	10.3	5,137	5.9
Other industries(1)	4,619	5.9	4,427	5.4	(192)	(0.5)
Individuals	11,514	14.8	10,905	13.2	(609)	(1.6)
Mortgage loans	10,590	13.6	9,965	12.1	(625)	(1.5)
Other	924	1.2	940	1.1	16	(0.1)

Total domestic	52,572	67.6	57,657	69.9	5,085	2.3
Foreign:
Commercial and industrial	17,320	22.3	16,872	20.5	(448)	(1.8)
Banks and other financial institutions	6,382	8.2	6,760	8.2	378	—
Government and public institutions	1,175	1.5	960	1.2	(215)	(0.3)
Other(1)	274	0.4	191	0.2	(83)	(0.2)

Total foreign	25,151	32.4	24,783	30.1	(368)	(2.3)

Subtotal	77,723	100.0%	82,440	100.0%	4,717	—

Less: Unearned income and deferred loan fees—net	(168)		(156)		12

Total loans before allowance for loan losses	¥77,555		¥82,284		¥4,729

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥4,729 billion from March 31, 2016 to ¥82,284 billion as of March 31, 2017. Loans to domestic borrowers increased by ¥5,085 billion to ¥57,657 billion due mainly to an increase in loans to government and public institutions, offset in part by a decrease in mortgage loans for individuals.

Loans to foreign borrowers decreased by ¥368 billion from March 31, 2016 to ¥24,783 billion as of March 31, 2017. The decrease in loans to foreign borrowers was due mainly to decreases in loans to commercial and industrial, and government and public institutions.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans increased from 67.6% to 69.9% while that of loans to foreign borrowers against gross total loans decreased from 32.4% to 30.1%, and loans to foreign borrowers were regionally diversified.

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

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch(1)	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Note:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring or 90 days or more delinquent debt. Loans to such obligors are considered impaired.

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

We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2017, the balance of restructurings that are troubled debt restructurings was ¥500 billion, and the balance of restructurings that are not troubled debt restructurings was ¥40 billion. Also, no charge-offs were recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2017.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2016 and 2017 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2016		2017
	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥374	4.5%	¥379	4.3%	¥5	(0.2)%
Construction and real estate	77	1.0	57	0.8	(20)	(0.2)
Services	66	1.4	66	1.4	—	—
Wholesale and retail	147	2.7	147	2.9	—	0.2
Transportation and communications	29	0.9	23	0.6	(6)	(0.3)
Banks and other financial institutions	3	0.1	6	0.2	3	0.1
Other industries	4	0.0	7	0.1	3	0.1
Individuals	123	1.1	105	1.0	(18)	(0.1)

Total domestic	823	1.6	790	1.4	(33)	(0.2)
Foreign	167	0.7	191	0.8	24	0.1

Total impaired loans	¥990	1.3	¥981	1.2	¥(9)	(0.1)

Impaired loans decreased by ¥9 billion from March 31, 2016 to ¥981 billion as of March 31, 2017. Impaired loans to domestic borrowers decreased by ¥33 billion due primarily to a decrease in construction and real estate and individuals. Impaired loans to foreign borrowers increased by ¥24 billion due primarily to downgrades related to some borrowers, and the relative impact of foreign currency fluctuations on the increase was immaterial.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans decreased from 1.3% as of March 31, 2016 to 1.2% as of March 31, 2017 due to a decrease in impaired loans. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance for loan losses decreased from 0.70% as of March 31, 2016 to 0.61% as of March 31, 2017 due to a decrease in impaired loans, whereas gross total loans and allowance for loan losses increased.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2016 and 2017:

	As of March 31,		Increase (decrease)
	2016	2017
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥289	¥303	¥14
Allowance for loan losses on non-impaired loans (B)	162	177	15

Total allowance for loan losses (C)	451	480	29

Impaired loans requiring an allowance for loan losses (D)	861	851	(10)
Impaired loans not requiring an allowance for loan losses (E)	129	130	1
Non-impaired loans(2) (F)	76,733	81,459	4,726

Gross total loans (G)	¥77,723	¥82,440	¥4,717

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D) x100	33.59%	35.55%	1.96%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F) x100	0.21	0.22	0.01
Percentage of total allowance for loan losses against gross total loans (C)/(G) x100	0.58	0.58	—

Notes:

(1)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥348 billion and ¥302 billion as of March 31, 2016 and 2017 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses increased by ¥29 billion from March 31, 2016 to ¥480 billion as of March 31, 2017 due to increases in allowance for loan losses on both impaired loans and non-impaired loans. As a result, the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 1.96 percentage points to 35.55%, whereas the percentage of total allowance for loan losses against gross total loans and the percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans were at the same level compared to that of March 31, 2016.

In the fiscal year ended March 31, 2017, impaired loans decreased by 0.9% due mainly to a decrease in domestic impaired loans. Allowance for loan losses on impaired loans increased by 4.6%.

The coverage ratio for impaired loans increased by 3.3% as of March 31, 2017 compared to the previous fiscal year. The increase was due to how impaired loans decreased while gross total loans and allowance for loan losses increased.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2016 and 2017:

	Fiscal years ended March 31,		Increase (decrease)
	2016	2017
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥520	¥451	¥(69)
Provision (credit) for loan losses	35	38	3
Charge-offs:
Domestic:
Manufacturing	(37)	(2)	35
Construction and real estate	(2)	(1)	1
Services	(4)	(3)	1
Wholesale and retail	(14)	(6)	8
Transportation and communications	(5)	(1)	4
Individuals	(8)	(7)	1

Total domestic charge-offs	(70)	(20)	50
Foreign	(42)	(11)	31

Total charge-offs	(112)	(31)	81

Recoveries:
Domestic:
Manufacturing	2	1	(1)
Construction and real estate	1	2	1
Services	2	1	(1)
Wholesale and retail	8	5	(3)
Transportation and communications	1	4	3
Individuals	2	3	1

Total domestic recoveries	16	16	—
Foreign	5	10	5

Total recoveries	21	26	5

Net charge-offs	(91)	(5)	86
Others(1)	(13)	(4)	9

Balance at end of fiscal year	¥451	¥480	¥29

Note:

(1)	“Others” includes primarily foreign exchange translation.

Provision for loan losses increased by ¥3 billion from March 31, 2016 to ¥38 billion at March 31, 2017. Although obligor categories improved as a whole, reflecting the gradual recovery in the economic environment, provision for loan losses increased due mainly to the deterioration of credit status of certain borrowers.

Charge-offs decreased by ¥81 billion from the previous fiscal year to ¥31 billion for the fiscal year ended March 31, 2017. The decrease was due to a decrease in charge-offs of domestic loans mainly in connection with the restructuring of certain domestic borrowers.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which at March 31, 2016 and 2017 were as follows:

	As of March 31,						Increase (decrease)
	2016			2017
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥21,516	¥21,672	¥156	¥16,684	¥16,756	¥72	¥(4,832)	¥(4,916)	¥(84)
Japanese government bonds	15,672	15,763	91	10,257	10,263	6	(5,415)	(5,500)	(85)
Other than Japanese government bonds	5,844	5,909	65	6,427	6,493	66	583	584	1
Equity securities (marketable)	1,664	3,781	2,117	1,530	3,801	2,271	(134)	20	154

Total	¥23,180	¥25,453	¥2,273	¥18,214	¥20,557	¥2,343	¥(4,966)	¥(4,896)	¥70

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,760	3,817	57	3,060	3,097	37	(700)	(720)	(20)
Agency mortgage-backed securities	1,059	1,056	(3)	757	750	(7)	(302)	(306)	(4)

Total	¥4,819	¥4,873	¥54	¥3,817	¥3,847	¥30	¥(1,002)	¥(1,026)	¥(24)

Available-for-sale securities measured at fair value decreased by ¥4,896 billion from March 31, 2016 to ¥20,557 billion at March 31, 2017. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions as a result of our risk management activities related to our bond portfolio. Held-to-maturity securities measured at amortized cost decreased by ¥1,002 billion from March 31, 2016 to ¥3,817 billion at March 31, 2017. See note 4 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

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

Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a vast majority of which consists of Japanese government bonds. As of March 31, 2017, we had a total of

¥16,756 billion of available-for-sale debt securities within our investments, of which ¥10,263 billion was Japanese government bonds. We had ¥21,672 billion and ¥16,756 billion of available-for-sale debt securities measured at fair value as of March 31, 2016 and 2017, respectively, and net unrealized gains of ¥156 billion and ¥72 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. As the negative interest rate policy of the Bank of Japan started in February 2016 and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Average remaining period of our Japanese government bond portfolio as of March 31, 2017 was approximately 2.4 years.

Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Trading Account Assets

Trading account assets decreased by ¥5,023 billion from March 31, 2016 to ¥24,998 billion at March 31, 2017. The decrease was due to a reduction in market value of receive-fixed, pay-variable interest-rate swaps reflecting a rise in long-term interest rates and decreases in U.S. treasury bonds and other foreign government bonds for which the fair value option was elected due to sales and redemptions.

Cash and Due from Banks

Cash and due from banks increased by ¥269 billion from March 31, 2016 to ¥1,592 billion at March 31, 2017. The increase was due to net cash provided by financing activities of ¥11,870 billion and net cash provided by operating activities of ¥1,213 billion offset in part by net cash used in investing activities of ¥12,802 billion.

Liabilities

The following table shows our liabilities as of March 31, 2016 and 2017:

	As of March 31,		Increase (decrease)
	2016	2017
	(in billions of yen)
Deposits	¥117,937	¥131,185	¥13,248
Due to trust accounts	4,467	4,123	(344)
Call money and funds purchased	2,521	1,255	(1,266)
Payables under repurchase agreements	16,833	17,970	1,137
Payables under securities lending transactions	2,845	1,919	(926)
Other short-term borrowings	2,080	1,477	(603)
Trading account liabilities	17,111	13,592	(3,519)
Bank acceptances outstanding	110	184	74
Income taxes payable	97	74	(23)
Deferred tax liabilities	202	140	(62)
Accrued expenses	181	209	28
Long-term debt	14,766	14,529	(237)
Other liabilities	6,477	5,027	(1,450)

Total liabilities	¥185,627	¥191,684	¥6,057

Total liabilities increased by ¥6,057 billion from March 31, 2016 to ¥191,684 billion at March 31, 2017. This increase was due primarily to an increase of ¥13,248 billion in deposits, offset in part by a decrease of ¥3,519 billion in trading account liabilities and a decrease of ¥2,002 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2016 and 2017:

	As of March 31,		Increase (decrease)
	2016	2017
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥16,108	¥19,064	¥2,956
Interest-bearing deposits	79,596	87,359	7,763

Total domestic deposits	95,704	106,423	10,719

Foreign:
Noninterest-bearing deposits	1,601	1,996	395
Interest-bearing deposits	20,632	22,766	2,134

Total foreign deposits	22,233	24,762	2,529

Total deposits	¥117,937	¥131,185	¥13,248

Deposits increased by ¥13,248 billion from March 31, 2016 to ¥131,185 billion at March 31, 2017. Domestic deposits increased by ¥10,719 billion from March 31, 2016 to ¥106,423 billion at March 31, 2017. Domestic interest-bearing deposits increased by ¥7,763 billion from March 31, 2016 to ¥87,359 billion at March 31, 2017 due mainly to an increase in ordinary deposits, offset in part by decreases in time deposits and certificates of deposit, and domestic noninterest-bearing deposits increased by ¥2,956 billion to ¥19,064 billion at March 31, 2017 due mainly to increases in current accounts and non-interest-bearing ordinary deposits. Foreign deposits increased by ¥2,529 billion from March 31, 2016 to ¥24,762 billion at March 31, 2017 due mainly to an increase in time deposits, offset in part by a decrease in certificates of deposit.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2016 and 2017:

	As of March 31,						Increase (decrease)
	2016			2017
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥4,467	¥—	¥4,467	¥4,123	¥—	¥4,123	¥(344)	¥—	¥(344)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	7,182	15,017	22,199	5,727	15,417	21,144	(1,455)	400	(1,055)
Other short-term borrowings	981	1,099	2,080	587	890	1,477	(394)	(209)	(603)

Total short-term borrowings	¥12,630	¥16,116	¥28,746	¥10,437	¥16,307	¥26,744	¥(2,193)	¥191	¥(2,002)

Short-term borrowings decreased by ¥2,002 billion from March 31, 2016 to ¥26,744 billion at March 31, 2017. Domestic short-term borrowings decreased by ¥2,193 billion due mainly to decreases in call money and funds purchased, and securities lending transactions. Foreign short-term borrowings increased by ¥191 billion due mainly to an increase in payables under repurchase agreements, offset in part by a decrease in other short-term borrowings and call money and funds purchased.

Trading Account Liabilities

Trading account liabilities decreased by ¥3,519 billion from March 31, 2016 to ¥13,592 billion at March 31, 2017. The decrease was due to an increase in market value of receive-variable, pay-fixed interest-rate swaps reflecting a rise in long-term interest rates.

Equity

The following table shows a breakdown of equity as of March 31, 2016 and 2017:

	As of March 31,		Increase (decrease)
	2016	2017
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock(1)	¥99	¥—	¥(99)
Common stock	5,703	5,826	123
Retained earnings	747	919	172
Accumulated other comprehensive income, net of tax	1,469	1,521	52
Treasury stock, at cost	(4)	(5)	(1)

Total MHFG shareholders’ equity	8,014	8,261	247
Noncontrolling interests	169	511	342

Total equity	¥8,183	¥8,772	¥589

Note:

(1)	In July 2016, all shares of the eleventh series class XI preferred stock were converted into common stock and cancelled.

Equity increased by ¥589 billion from March 31, 2016 to ¥8,772 billion due mainly to increases in noncontrolling interests and retained earnings.

Common stock increased by ¥123 billion from March 31, 2016 to ¥5,826 billion at March 31, 2017 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

Retained earnings increased by ¥172 billion from March 31, 2016 to ¥919 billion at March 31, 2017. This increase was due to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2017 of ¥362 billion offset in part by dividend payments of ¥190 billion.

Accumulated other comprehensive income, net of tax increased by ¥52 billion from March 31, 2016 to ¥1,521 billion at March 31, 2017 due to an increase in net unrealized gains on available-for-sale securities of ¥52 billion, an increase in pension liability adjustments of ¥12 billion and a decrease in foreign currency translation adjustments of ¥12 billion.

Treasury stock, at cost as of March 31, 2017 was the same level compared to that as of March 31, 2016.

Noncontrolling interests increased by ¥342 billion from March 31, 2016 to ¥511 billion at March 31, 2017. The increase was due mainly to a new consolidation of certain investment funds.

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

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥13,248 billion, or 11.2%, from the end of the previous fiscal year to ¥131,185 billion as of March 31, 2017. Our average balance of deposits for the fiscal year ended March 31, 2017 of ¥126,097 billion exceeded our average balance of loans for the same period by ¥46,755 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2017:

As of May 31, 2017
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2017, the balance of Japanese government bonds included within our investments was ¥10.3 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (“LCR”) standard has been introduced in Japan. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, with a minimum requirement of 80% applicable for the period between January 1 and December 31, 2017. The LCR disclosure guidelines of the Financial Service Agency requires banks and bank holding companies with international operations to disclose the three-month averages of daily LCR from the fourth quarter of the fiscal year ended March 31, 2017, as opposed to the disclosure of three-month averages of end-of-month LCR that began on June 30, 2015 as a transitional arrangement. Set forth below are the averages of the daily-end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, for the fourth quarter of the fiscal year ended March 31, 2017. All yen figures in this table are truncated.

Fourth Quarter of Fiscal Year Ended March 31, 2017
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥59,034
Net cash outflows (weighted)	45,611
LCR	129.4%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥52,705
Net cash outflows (weighted)	36,509
LCR	144.4%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥52,127
Net cash outflows (weighted)	35,538
LCR	146.7%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,432
Net cash outflows (weighted)	1,827
LCR	133.5%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,410
Net cash outflows (weighted)	1,816
LCR	133.0%

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

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by BCBS and are intended to further strengthen the soundness and stability of Japanese banks. In December 2010, BCBS issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of BCBS, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. The framework of Basel III is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline. Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II, which had been effective until Basel III was applied. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% and Common Equity Tier 1 capital ratio of 4.5%, on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

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

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31,

2017 being ¥577.5 billion) and existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2017 being ¥842.1 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for G-SIBs to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in from January 2016 and will be fully implemented by January 2019. We were included in the list of G-SIBs updated in November 2016 and were allocated to the category that would require 1.0% of additional loss absorbency.

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

In December 2015, the Financial Services Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. We were designated as both a global systemically important bank (“G-SIB”) and a domestic systemically important bank (“D-SIB”), and the additional loss absorption capacity requirement applicable to us was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the FSB, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

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

Regulatory adjustments such as goodwill and other intangibles, and defined benefit pension fund assets and liabilities, are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of the deductions. The regulatory adjustments began at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and will be increased by 20% increments per year through March 2018 when the regulatory adjustments reach 100%. During this transition period, the remainder not deducted from capital will continue to be subject to existing national treatments.

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Additional loss absorbency requirements for G-SIBs and D-SIBs(1)	0.25%	0.50%	0.75%	1.0%	1.0%	1.0%	1.0%

Note:

(1)	Figures assume that the additional loss absorbency requirements applied to us as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis.

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

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2016 and 2017, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2016	2017
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥6,566.4	¥7,001.6	¥435.1
Additional Tier 1 capital	1,338.6	1,209.8	(128.7)

Tier 1 capital	7,905.0	8,211.5	306.4
Tier 2 capital	1,733.5	1,839.4	105.8

Total capital	¥9,638.6	¥10,050.9	¥412.3

Risk-weighted assets	¥62,531.1	¥61,717.1	¥(814.0)
Common Equity Tier 1 capital ratio	10.50%	11.34%	0.84%
Required Common Equity Tier 1 capital ratio(1)	5.375	6.25	0.875
Tier 1 capital ratio	12.64	13.30	0.66
Required Tier 1 capital ratio(1)	6.875	7.75	0.875
Total capital ratio	15.41	16.28	0.87
Required total capital ratio(1)	8.875	9.75	0.875
Leverage ratio	3.98	3.95	(0.03)

Note:

(1)	The required ratios disclosed above, at March 31, 2016 and 2017, include the transitional capital conservation buffer of 0.625% and 1.25%, respectively, and the transitional additional loss absorbency requirements for G-SIBs and D-SIBs of 0.25% and 0.5%, respectively, which are both in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts. These buffer and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

Our total capital ratio as of March 31, 2017 was 16.28%, an increase of 0.87 percentage points compared to March 31, 2016. Our Tier 1 capital ratio as of March 31, 2017 was 13.30%, an increase of 0.66 percentage points compared to March 31, 2016. Our Common Equity Tier 1 capital ratio as of March 31, 2017 was 11.34%, an increase of 0.84 percentage points compared to March 31, 2016. The increases in each ratio were due mainly to a decrease in risk-weighted assets and to an increase in Common Equity Tier 1 capital. Our Common Equity Tier 1 capital increased due mainly to an increase in retained earnings. Our risk-weighted assets decreased due mainly to a decrease in credit risk assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2017.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2016 and 2017, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2016	2017
Mizuho Bank
Common Equity Tier 1 capital ratio	10.81%	11.16%	0.35%
Tier 1 capital ratio	12.75	13.34	0.59
Total capital ratio	15.46	16.20	0.74
Leverage ratio	4.19	4.16	(0.03)
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	18.21	18.73	0.52
Tier 1 capital ratio	18.21	18.73	0.52
Total capital ratio	19.52	19.47	(0.05)
Leverage ratio	5.86	6.74	0.88

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2017.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2017, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2016 and 2017:

	As of March 31,		Increase (decrease)
	2016	2017
	(in billions of yen)
Guarantees:
Performance guarantees	¥2,110	¥2,243	¥133
Guarantees on loans	297	278	(19)
Guarantees on securities	203	175	(28)
Other guarantees	1,571	1,823	252
Guarantees for the repayment of trust principal	1,141	730	(411)
Liabilities of trust accounts	12,747	15,177	2,430
Derivative financial instruments	15,792	14,415	(1,377)

	As of March 31,		Increase (decrease)
	2016	2017
	(in billions of yen)
Commitments:
Commitments to extend credit	¥75,742	¥76,678	¥936
Commercial letters of credit	448	522	74

Total commitments	¥76,190	¥77,200	¥1,010

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

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities. For further information, see note 25 to our consolidated financial statements included elsewhere in this annual report.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2017:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥37,565	¥2,113	¥1,213	¥350	¥347	¥142	¥41,730
Certificates of deposit	10,420	95	56	60	—	—	10,631
Long-term debt	1,614	3,127	1,734	1,841	1,195	5,018	14,529
Capitalized leases	11	10	9	6	3	2	41
Operating leases	52	46	41	35	31	58	263

Total(1)(2)	¥49,651	¥5,381	¥3,044	¥2,286	¥1,573	¥5,218	¥67,153

Notes:

(1)	A contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥51 billion in the fiscal year ending March 31, 2018, based on the current funded status and expected asset return assumptions. For further information, see note 21 to our consolidated financial statements included elsewhere in this annual report.
(2)	The amount of unrecognized tax benefits, which is not included in the above table, was ¥1.9 billion, of which ¥0.7 billion was interest and penalties, at March 31, 2017. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

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

	As of and for the fiscal year ended March 31, 2017
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥8,261.4	¥362.4
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	43.4	218.9
2. Investments	11.6	112.2
3. Loans	160.8	(2.5)
4. Allowances for loan losses and off-balance-sheet instruments	86.0	13.8
5. Premises and equipment	(84.1)	(28.6)
6. Land revaluation	181.4	(3.0)
7. Business combinations	(72.1)	(14.3)
8. Pension liabilities	120.0	(34.0)
9. Consolidation of variable interest entities	41.8	14.0
10. Deferred taxes	(223.1)	(40.6)
11. Foreign currency translation	—	4.8
12. Other	(3.1)	0.4

Japanese GAAP	¥8,524.0 (1)	¥603.5

Note:

(1)	Includes total accumulated other comprehensive income and stock acquisition rights

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

Under U.S. GAAP, declines in the fair value of available-for-sale securities below cost that are deemed to be “other-than-temporary” are recorded in earnings. Both quantitative and qualitative factors are considered to determine whether the impairment is “other-than-temporary,” including the duration and extent of the decline, near-term prospects of the issuer, as well as our ability and intent to hold the investments until a forecasted recovery of fair value or maturity. Regarding debt securities, we consider additional factors such as whether we have the intent to sell or more likely than not will be required to sell before recovery to determine whether the impairment is “other-than-temporary.” Under Japanese GAAP, significant declines in the fair value of securities below cost that are deemed to be “other-than-temporary” are recorded in earnings unless short term recovery is reasonably expected. A decline in the fair value of a security of 50% or more of its cost is a strong indicator of an other-than-temporary decline, which requires compelling evidence to prove otherwise. A decline in the fair value of 30% or more but less than 50% of its cost is an indicator of an other-than-temporary decline, in which case the probability of recovery must be evaluated to determine whether an other-than-temporary decline has occurred. Generally, if the decline in the fair value is less than 30%, it is not considered to be an other-than-temporary decline.

Under U.S. GAAP, the election of the fair value option for financial assets and liabilities is permitted according to ASC 825, while it is not permitted under Japanese GAAP. As we elected the fair value option for foreign currency denominated available-for-sale securities under U.S. GAAP, these securities were reclassified as trading securities, and the entire amount of changes in their fair values are recognized in earnings, while under Japanese GAAP, only the changes attributable to movements in foreign currency exchange rates are recognized in earnings.

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

With regard to internal-use software, under U.S. GAAP, the costs to develop or obtain software that allow for access to or conversion of old data by new systems are capitalized, while they are expensed when it occurs under Japanese GAAP. On the other hand, the general and administrative costs and the overhead costs are expensed as the costs of internal-use software under U.S. GAAP, but they are capitalized under Japanese GAAP.

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

Under both Japanese GAAP and U.S. GAAP, an employer is required to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheets. Actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. Actuarial gains or losses are amortized based on the corridor approach according to ASC 715 under U.S. GAAP, while they are amortized over a specified number of years under Japanese GAAP. Due mainly to the differences in the balances of actuarial gains or losses and prior service costs or benefits and in amortization methods, there are differences in the amounts of shareholders’ equity and net income between U.S. GAAP and Japanese GAAP.

Under U.S. GAAP, we enhanced the calculation of the benefit obligations by refining the anticipated future mortality rate assumption improvement in the calculation.

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

11.    Foreign currency translation

Under Japanese GAAP, the income statement items of our foreign entities are translated into yen, our presentation currency, using the respective fiscal-year-end exchange rates, while under U.S. GAAP, they are translated into the presentation currency using the average rates of exchange for the respective fiscal years.

12.    Other

This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors

The following table provides information regarding the directors of Mizuho Financial Group as of June 30, 2017:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Yasuhiro Sato (Apr. 15, 1952)

Member of the Board of Directors

President & Group CEO (Representative Executive Officer)

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

		Mar. 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of the former Mizuho Corporate Bank, Ltd.	June 2018
		Apr. 2004	Managing Executive Officer / In charge of business promotion
		Mar. 2006	Executive Managing Director / Head of Corporate Banking Unit
		Apr. 2007	Deputy President / Chief Auditor
		Apr. 2009	President & CEO (until July 2013)
		June 2009	Member of the Board of Directors of Mizuho Financial Group, Inc.
		June 2011	Member of the Board of Directors of the former Mizuho Bank, Ltd.
President & Group CEO of Mizuho Financial Group, Inc. (until June 2014)
		July 2013	President & CEO of Mizuho Bank, Ltd.
		Apr. 2014	Member of the Board of Directors (current)
Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. (current)
Member of the Board of Directors of Mizuho Securities Co., Ltd. (current)
		June 2014	Member of the Board of Directors, President & Group CEO of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Takanori Nishiyama (May. 9, 1962)	Member of the Board of Directors Managing Executive Officer Head of Compliance Group (Group CCO) Executive Managing Director of Mizuho Bank, Ltd.	Apr. 2012	General Manager of Branch Banking Division No.5 of the former Mizuho Bank, Ltd.	June 2018
		Apr. 2014	Executive Officer / General Manager of Omiya Branch of Mizuho Bank, Ltd.
		Apr. 2015	Managing Executive Officer / In charge of Corporate Banking
		Apr. 2016	Managing Executive Officer / In charge of Banking
		Apr. 2017	Managing Executive Officer / Head of Compliance Group of Mizuho Financial Group, Inc.
Executive Managing Director / Head of Compliance Group of Mizuho Bank, Ltd. (current)
		June 2017	Member of the Board of Directors, Managing Executive Officer / Head of Compliance Group of Mizuho Financial Group, Inc. (current)

Koichi Iida (Oct. 6, 1962)	Member of the Board of Directors Managing Executive Officer Head of Strategic Planning Group (Group CSO) Executive Managing Director of Mizuho Bank, Ltd.	Apr. 2012	General Manager of Corporate Banking Division No.10 of the former Mizuho Corporate Bank, Ltd.	June 2018
Head of Corporate Coverage Department I of Mizuho Securities Co., Ltd. (until Apr. 2016)
		July 2013	General Manager of Corporate Banking Division No.10 of Mizuho Bank, Ltd.
		Apr. 2015	Executive Officer / General Manager of Corporate Banking Division No.10
		Apr. 2016	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

Executive Managing Director / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (until Apr. 2017)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		June 2016	Member of the Board of Directors, Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

		Apr. 2017	Member of the Board of Directors, Managing Executive Officer / Head of Strategic Planning Group (current)

Executive Managing Director / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)

Makoto Umemiya (Dec. 23, 1964)	Member of the Board of Directors Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO) Executive Managing Director of Mizuho Bank, Ltd.	Apr. 2012	General Manager of Osaka Branch of the former Mizuho Bank, Ltd.	June 2018
		Apr. 2014	General Manager of Financial Planning Division of Mizuho Financial Group, Inc.
General Manager of Financial Planning Division of Mizuho Bank, Ltd.
		Apr. 2015	Executive Officer / General Manager of Financial Planning Department of Mizuho Financial Group, Inc.

Executive Officer / General Manager of Financial Planning Department of Mizuho Bank, Ltd.

		Apr. 2017	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.

Executive Managing Director / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)

		June 2017	Member of the Board of Directors, Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Yasuyuki Shibata (Aug. 21, 1962)	Member of the Board of Directors Managing Executive Officer Head of Risk Management Group (Group CRO) Executive Managing Director of Mizuho Bank, Ltd.	Apr. 2011	General Manager of Hong Kong Treasury Department of the former Mizuho Corporate Bank, Ltd.	June 2018
		July 2013	General Manager of Hong Kong Treasury Department of Mizuho Bank, Ltd.
		Apr. 2014	General Manager of Americas Treasury Division
		Apr. 2015	Executive Officer / General Manager of Americas Treasury Division

		July 2016	Executive Officer / General Manager of Risk Management Department of Mizuho Financial Group, Inc.

Executive Officer / General Manager of Risk Management Department of Mizuho Bank, Ltd.

		June 2017	Member of the Board of Directors, Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc. (current)

Executive Managing Director / Head of Risk Management Group of Mizuho Bank, Ltd. (current)

Ryusuke Aya (May 20, 1960)	Member of the Board of Directors Member of the Audit Committee Member of the Risk Committee Member of the Board of Directors of Mizuho Bank, Ltd.	Apr. 2012	Executive Officer / General Manager of Risk Management Division of Mizuho Financial Group, Inc. (until Nov. 2013)	June 2018
Executive Officer / General Manager of Risk Management Division of the former Mizuho Bank, Ltd.
Executive Officer / General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.

		July 2013	Executive Officer / General Manager of Risk Management Division of Mizuho Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		Nov. 2013	Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc. (until June 2014)

Managing Executive Officer / Head of Risk Management Group of Mizuho Bank, Ltd.

Managing Executive Officer / In charge of Risk Management Group of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer / In charge of Risk Management Group of Mizuho Securities Co., Ltd.

		Apr. 2014	Executive Managing Director / Head of Risk Management Group of Mizuho Bank, Ltd. (until June 2017)

		June 2014	Member of the Board of Directors, Managing Executive Officer / Head of Risk Management Group of Mizuho Financial Group, Inc.

		June 2017	Member of the Board of Directors (current) Member of the Board of Directors of Mizuho Bank, Ltd. (current)

Nobukatsu Funaki (Mar. 30, 1959)	Member of the Board of Directors Member of the Audit Committee	Mar. 2010	Audit & Supervisory Board Member of the former Mizuho Corporate Bank, Ltd. (until June 2013)	June 2018
		Apr. 2013	Audit & Supervisory Board Member (Outside Member) of Mizuho Securities Co., Ltd. (until June 2014)

		June 2013	Audit & Supervisory Board Member of Mizuho Financial Group, Inc.

		June 2014	Member of the Board of Directors (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Tetsuo Seki(1)(2) (July 29, 1938)	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee Audit & Supervisory Board Member of Sapporo Holdings Limited	Apr. 1963	Joined Yawata Iron & Steel Co., Ltd.	June 2018
		June 1993	Director of Nippon Steel Corporation
		Apr. 1997	Managing Director
		Apr. 2000	Representative Director and Executive Vice President
		June 2003	Executive Advisor
		June 2004	Senior Corporate Auditor
		June 2006	Independent Director of Terumo Corporation (until Sep. 2008)
		Mar. 2007	Outside Director of Sapporo Holdings Limited (until Sep. 2008)
		June 2007	Outside Director of Tokyo Financial Exchange Inc. (until Sep. 2008)
		Oct. 2007	Chairperson of the Japan Corporate Auditors Association (until Oct. 2008) Outside Director of Japan Post Holdings Co., Ltd. (until Sep. 2008)
		June 2008	Executive Advisor to Nippon Steel Corporation (until Sep. 2008)
		Oct. 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.
		June 2013	General Advisor (current)
		June 2015	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)
		Mar. 2016	Audit & Supervisory Board Member of Sapporo Holdings, Limited (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Takashi Kawamura(1)(2) (Dec. 19, 1939)

Member of the Board of Directors

Member of the Nominating Committee

Member of the Compensation Committee

Outside Audit & Supervisory Board Member of Nikkei, Inc.

Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.

		Apr. 1962	Joined Hitachi, Ltd.	June 2018
		June 1995	Director
		June 1997	Executive Managing Director
		Apr. 1999	Executive Vice President and Representative Director
		Apr. 2003	Director (until June 2007)
		June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
		June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)
		June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)
		Apr. 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
		June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director
		Apr. 2010	Representative Executive Officer, Chairman and Director
		Apr. 2011	Chairman of the Board
		Apr. 2014	Director
		June 2014	Advisor (until June 2016)
Member of the Board of Directors of Mizuho Financial Group, Inc. (current)
		June 2017	Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Tatsuo Kainaka(1)(2) (Jan. 2, 1940)

Member of the Board of Directors

Member of the Nominating Committee

Member of the Compensation Committee

Member of the Audit Committee

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate Auditor (External) of Oriental Land Co., Ltd.

		Apr. 1966	Appointed as Public Prosecutor	June 2018
		Jan. 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
		Oct. 2002	Justice of the Supreme Court
		Mar. 2010	Admitted to the Tokyo Bar Association
		Apr. 2010	Joined Takusyou Sogo Law Office (current)
		Jan. 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
		Nov. 2013	Member of the Board of Directors of Mizuho Bank, Ltd. (until June 2014)
		June 2014	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

Hirotake Abe(1)(2) (Nov. 13, 1944)	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee Certified Public Accountant Hirotake Abe Office Outside Corporate Auditor of CONEXIO Corporation	Jan. 1970	Joined Tohmatsu Awoki & Co.	June 2018
		June 1985	Temporarily transferred to Deloitte & Touche New York Office (until Oct. 1992)
		July 1990	Senior Partner of Tohmatsu & Co.
		June 2001	CEO (until May 2007)
		June 2004	Executive Member of Deloitte Touche Tohmatsu Limited (until May 2007)
		June 2007	Senior Adviser to Deloitte Touche Tohmatsu (until Dec. 2009)
		Jan. 2010	Established the Certified Public Accountant Hirotake Abe Office (current)
		June 2010	Outside Corporate Auditor of CONEXIO Corporation (current)
		Sep. 2010	Visiting Professor, Chuo Graduate School of International Accounting (until Mar. 2012)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
		June 2011	Outside Corporate Auditor of Honda Motor Co., Ltd. (until June 2015)

		Oct. 2012	Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION (until June 2016)

		June 2015	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

Hiroko Ota(1)(2) (Feb. 2, 1954)

Member of the Board of Directors

Member of the Nominating Committee

Professor of National Graduate Institute for Policy Studies

Outside Director of JXTG Holdings, Inc.

Outside Director of Panasonic Corporation

		Apr. 1996	Associate Professor, the Graduate School of Policy Science, Saitama University	June 2018
		Oct. 1997	Associate Professor, National Graduate Institute for Policy Studies
		Apr. 2001	Professor, National Graduate Institute for Policy Studies
		Apr. 2002	Director for Economic Research, Cabinet Office
		Mar. 2003	Deputy Director General for Economic Research, Cabinet Office
		Apr. 2004	Director General for Economic Research, Cabinet Office
		Aug. 2005	Professor, National Graduate Institute for Policy Studies
		Sep. 2006	Minister of State for Economic and Fiscal Policy
		Aug. 2008	Professor, National Graduate Institute for Policy Studies (current)
		Apr. 2009	Vice-President, National Graduate Institute for Policy Studies (until Mar. 2011)
		June 2014	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director
Izumi Kobayashi(1)(2) (Jan. 18, 1959)

Member of the Board of Directors

Member of the Nominating Committee

Member of the Risk Committee

Outside Director of ANA HOLDINGS INC.

Outside Director of Mitsui & Co., Ltd.

Member of the Board of Governors of Japan Broadcasting Corporation

		Apr. 1981	Joined Mitsubishi Chemical Industries, Ltd. (currently Mitsubishi Chemical Corporation)	June 2018
		June 1985	Joined Merrill Lynch Futures Japan Inc.
		Dec. 2001	President and Representative Director, Merrill Lynch Japan Securities Co., Ltd. (until Nov. 2008)
		July 2002	Outside Director, Osaka Securities Exchange Co., Ltd.
		Nov. 2008	Executive Vice President, the Multilateral Investment Guarantee Agency, the World Bank Group
		July 2013	Outside Director, ANA HOLDINGS INC. (current)
		Nov. 2013	Outside Director, Suntory Holdings Limited (until Mar. 2017)
		June 2014	Outside Director, Mitsui & Co., Ltd. (current)
		July 2014	Member of the Risk Committee of Mizuho Financial Group, Inc. (Outside Expert)

		Apr. 2015	Vice Chairperson, Japan Association of Corporate Executives (current)

		June 2016	Member of the Board of Governors, Japan Broadcasting Corporation (current)

		June 2017	Member of the Board of Directors of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Mr. Seki, Mr. Kawamura, Mr. Kainaka, Mr. Abe, Ms. Ota and Ms. Kobayashi satisfy the requirements for an “outside director” under the Companies Act.
(2)	Mr. Seki, Mr. Kawamura, Mr. Kainaka, Mr. Abe, Ms. Ota and Ms. Kobayashi are “independent directors” required by the Tokyo Stock Exchange, Inc.

(3)	The designation of the Chairman and the Deputy Chairman of the Board of Directors, and the designation of committee members and the Chairman of each committee are as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Ryusuke Aya

Nominating Committee members:

Takashi Kawamura (Chairman), Tetsuo Seki, Tatsuo Kainaka, Hiroko Ota and Izumi Kobayashi

Compensation Committee members:

Tatsuo Kainaka (Chairman), Tetsuo Seki, Takashi Kawamura and Hirotake Abe

Audit Committee members:

Tetsuo Seki (Chairman), Tatsuo Kainaka, Hirotake Abe, Ryusuke Aya and Nobukatsu Funaki

Risk Committee* members:

Ryusuke Aya (Chairman), Izumi Kobayashi and Hidetaka Kawakita (Outside Expert)

(* an advisory body)

Executive Officers

The following table provides information regarding the executive officers of Mizuho Financial Group as of June 30, 2017:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Yasuhiro Sato (Apr. 15, 1952)	See “—Directors.”	See “—Directors.”		June 2018

Toshitsugu Okabe (May 2, 1956)	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company	Apr. 2008	Executive Officer / General Manager of Executive Secretariat of Mizuho Financial Group, Inc.	June 2018
		Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.
		Apr. 2012	Managing Executive Officer / Head of Retail Banking Unit

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

		June 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) of Mizuho Financial Group, Inc. (until Sep. 2013)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		July 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group of Mizuho Bank, Ltd. (until Apr. 2014)

		Sep. 2013	Deputy President / Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Compliance Group of Mizuho Financial Group, Inc. (until Apr. 2014)

		Nov. 2013	Managing Executive Officer / In charge of Compliance Group of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer /In charge of Compliance Group of Mizuho Securities Co., Ltd.

		Apr. 2014	Deputy President / Deputy President (Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)) of Mizuho Financial Group, Inc.

		June 2014	Deputy President & Executive Officer / Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking)

		Apr. 2015	Deputy President & Executive Officer / Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking) and Strategic Planning (Priority Assignments)

		Apr. 2016	Deputy President & Executive Officer / Head of Retail & Business Banking Company (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Daisaku Abe (June 20, 1957)	Deputy President & Executive Officer Head of IT & Systems Group (Group CIO) Head of Operations Group (Group COO) Deputy President & Executive Officer of Mizuho Bank, Ltd.	Apr. 2007	Executive Officer / General Manager of Executive Secretariat of the former Mizuho Corporate Bank, Ltd.	June 2018
		Apr. 2009	Managing Executive Officer / Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of Mizuho Financial Group, Inc.

		Apr. 2011	Managing Executive Officer / Head of Strategic Planning Group and Head of IT, Systems & Operations Group

		Apr. 2012	Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group

Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Bank, Ltd. (until Apr. 2013)

Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Corporate Bank, Ltd. (until Apr. 2013)

Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Trust & Banking Co., Ltd. (until Apr. 2014)

		June 2012	Executive Managing Director / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc.

		Apr. 2013	Deputy President / Head of IT & Systems Group and Head of Operations Group (until June 2014)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Bank, Ltd.

Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of the former Mizuho Corporate Bank, Ltd.

Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Securities Co., Ltd. (until Apr. 2014)

		July 2013	Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Bank, Ltd. (current)

		June 2014	Deputy President & Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Financial Group, Inc. (current)

Kosuke Nakamura (Apr. 29, 1957)	Deputy President & Executive Officer Head of Corporate & Institutional Company Deputy President & Executive Officer of Mizuho Bank, Ltd.	Apr. 2008	Executive Officer, General Manager of Singapore Branch of the former Mizuho Corporate Bank, Ltd.	June 2018
		Apr. 2011	Managing Executive Officer (until July 2013)
		Apr. 2012	Managing Executive Officer of the former Mizuho Bank, Ltd.

		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.

		Apr. 2014	Deputy President / Head of Business Promotion

		Apr. 2016	Deputy President & Executive Officer / Head of Corporate & Institutional Company of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Deputy President & Executive Officer / In charge of Special Missions of Mizuho Bank, Ltd. (current)

Akira Sugano (July 25, 1959)	Deputy President & Executive Officer Head of Global Corporate Company	Apr. 2009	Executive Officer / General Manager of International Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2018

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

		Apr. 2016	Senior Managing Executive Officer / Head of Global Corporate Company

		Apr. 2017	Deputy President & Executive Officer / Head of Global Corporate Company (current)

Junichi Kato (July 30, 1957)	Senior Managing Executive Officer Head of Global Markets Company	Apr. 2008	Executive Officer of Mizuho Securities Co., Ltd. / President & CEO of Mizuho Bank (Switzerland) Ltd.	June 2018
		Apr. 2009	Managing Executive Officer of the former Mizuho Bank, Ltd.

		Apr. 2012	Managing Executive Officer / Joint Head of Markets Unit of the former Mizuho Bank, Ltd.

Managing Executive Officer / Joint Head of Markets Unit of the former Mizuho Corporate Bank, Ltd.

		July 2013	Managing Executive Officer / Joint Head of Markets Unit of Mizuho Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2014	Managing Executive Officer / Head of Markets Unit of Mizuho Financial Group, Inc.

Managing Executive Officer / Head of Markets Unit of Mizuho Bank, Ltd.

		Apr. 2016	Senior Managing Executive Officer / Head of Global Markets Company of Mizuho Financial Group, Inc. (current)

Katsunobu Motohashi (Nov. 11, 1957)	Senior Managing Executive Officer Head of Asset Management Company Senior Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2009	Executive Officer / General Manager of Treasury Department of Mizuho Trust & Banking Co., Ltd.	June 2018
		Apr. 2010	Managing Executive Officer
		Apr. 2012	Managing Executive Officer / Head of Pension Business Unit & Asset Management Unit (until Apr. 2014)

		Apr. 2013	Managing Executive Officer / Deputy Head of Asset Management Unit of Mizuho Financial Group, Inc.

		Apr. 2014	Managing Executive Officer / Head of Asset Management Unit

Managing Executive Officer / Head of Asset Management Unit of Mizuho Bank, Ltd.

		Apr. 2016	Senior Managing Executive Officer / Head of Asset Management Company of Mizuho Financial Group, Inc. (current)

Senior Managing Executive Officer / Head of Asset Management Division of Mizuho Bank, Ltd. (current)
Keiichiro Ogushi (Aug. 20, 1960)	Senior Managing Executive Officer Head of Research & Consulting Unit	Apr. 2011	Executive Officer / General Manager of Corporate Banking Coordination Division of the former Mizuho Corporate Bank, Ltd.	June 2018

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		Apr. 2012	Executive Officer / General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Bank, Ltd.
Executive Officer / General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Corporate Bank, Ltd.

		Apr. 2013	Managing Executive Officer of the former Mizuho Bank, Ltd.
Managing Executive Officer of the former Mizuho Corporate Bank, Ltd.
		July 2013	Managing Executive Officer of Mizuho Bank, Ltd.
		Apr. 2015	Managing Executive Officer / Head of Retail Banking Unit and Head of Corporate Banking Unit of Mizuho Financial Group, Inc.
Managing Executive Officer / Head of Retail Banking Unit and Head of Corporate Banking Unit of Mizuho Bank, Ltd.
		Apr. 2016	Senior Managing Executive Officer / Head of Research & Consulting Unit of Mizuho Financial Group, Inc. (current)
Tsutomu Nomura (May 30, 1959)	Managing Executive Officer Head of Internal Audit Group (Group CA)	Apr. 2011	Executive Officer / General Manager of Corporate Finance Division of the former Mizuho Bank, Ltd.	June 2018
		May 2011	Executive Officer / General Manager of Credit Supervision Division I and Head of Financial Service Support Department (until July 2013)
		July 2012	Executive Officer / Joint General Manager of Corporate Credit Division of the former Mizuho Corporate Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
		July 2013	Executive Officer / General Manager of Credit Coordination Division of Mizuho Bank, Ltd.
		Apr. 2014	Managing Executive Officer / Co-Head of Credit Group of Mizuho Bank, Ltd.
		Apr. 2017	Managing Executive Officer / Head of Internal Audit Group of Mizuho Financial Group, Inc. (current)
Takanori Nishiyama (May 9, 1962)	See “—Directors.”	See “—Directors.”		June 2018
Koichi Iida (Oct. 6, 1962)	See “—Directors.”	See “—Directors.”		June 2018
Shuji Kojima (Jan. 9, 1965)	Managing Executive Officer Head of Human Resources Group (Group CHRO) Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2013	General Manager of Commercial Finance Division for Small Corporations of the former Mizuho Bank, Ltd.	June 2018
		Nov. 2013	General Manager of Compliance Division of Mizuho Financial Group, Inc.
General Manager of Compliance Division of Mizuho Bank, Ltd.
		Apr. 2015	Executive Officer / General Manager of Compliance Division of Mizuho Financial Group, Inc.
Executive Officer / General Manager of Compliance Division of Mizuho Bank, Ltd.
		Apr. 2016	Managing Executive Officer / Deputy Head of Internal Audit Group of Mizuho Financial Group, Inc.
Managing Executive Officer / Head of Internal Audit Group of Mizuho Bank, Ltd.
		Apr. 2017	Managing Executive Officer / Head of Human Resources Group of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as executive officer
Managing Executive Officer / Head of Human Resources Group of Mizuho Bank, Ltd. (current)

Shinji Taniguchi (Feb. 3, 1964)	Managing Executive Officer Head of Global Products Unit Managing Executive Officer of Mizuho Bank, Ltd.	Apr. 2011	General Manager of East Asia Division of the former Mizuho Corporate Bank, Ltd.	June 2018
		July 2013	General Manager of East Asia Division of Mizuho Bank, Ltd.
		Apr. 2014	Executive Officer / General Manager of Investment Banking Coordination Division of Mizuho Financial Group, Inc.

Executive Officer / General Manager of Investment Banking Coordination Division of Mizuho Bank, Ltd.

		Apr. 2016	Executive Officer / General Manager of Global Products Coordination Department of Mizuho Financial Group, Inc.

Executive Officer / General Manager of Global Products Coordination Department of Mizuho Bank, Ltd.

		Apr. 2017	Managing Executive Officer / Head of Global Products Unit of Mizuho Financial Group, Inc. (current)

Managing Executive Officer / Head of Global Products Unit of Mizuho Bank, Ltd. (current)

Makoto Umemiya (Dec. 23, 1964)	See “—Directors.”	See “—Directors.”		June 2018

Yasuyuki Shibata (Aug. 21, 1962)	See “—Directors.”	See “—Directors.”		June 2018

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

After the transformation, in accordance with the Companies Act, as a Company with Three Committees, compensation for each individual director and executive officer as defined in the Companies Act, including bonuses, retirement allowances, incentive stock options, performance payments and stock compensation, needs to be determined at the Compensation Committee, which is required to consist of at least three directors and the majority of which is required to consist of outside directors. See “Item 6. C. Board Practices” for more information regarding Mizuho Financial Group’s corporate governance.

The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2017 (basic salaries and others) and March 31, 2016 (performance payments and stock compensation paid or determined during the following fiscal year) are shown on the following table:

Classification	Number of Persons (Note 2)	Aggregate Compensation (Note 3)	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2017				For the fiscal year ended March 31, 2016
			Basic Salaries		Other		Performance Payments		Stock Compensation
			Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount
Directors	8	229	8	202	7	0	—	—	2	26
Executive officers as defined in the Companies Act	21	1,332	21	830	18	1	21	251	21	249

Notes:

(1)	Fractions are rounded down.
(2)	With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2016 and 2017 are stated.
(3)	With respect to the amounts, the aggregate amounts for the fiscal years ended March 31, 2016 and 2017 are stated.
(4)	The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”
(5)	The six executive officers who resigned as of April 1, 2016 are included in the above.
(6)	With respect to the performance payments for the executive officers, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2016 as the performance payments for the fiscal year ended March 31, 2016 are stated. The portions that exceed a certain amount are expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2018.
(7)

With respect to the stock compensation for the directors (excluding the outside directors) and the executive officers, the amounts obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2016 as the stock ownership points granted for the fiscal year ended March 31, 2016 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (158.6789 per share) are stated. The stock compensation for the fiscal year ended March 31, 2016 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2018.

(8)	Because the amount of the performance payments and stock compensation to be paid with respect to the fiscal year ended March 31, 2017 has not yet been determined at present, the aggregate compensation above does not include the amount of the performance payments and stock compensation; however, the necessary reserve is recorded for accounting purposes.
(9)	The condolence money premiums and life insurance premiums subsidies concerning the fiscal year ended March 31, 2017 are included in the above table as “Other”, both of which are based on the decision by the Compensation Committee.

Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors, audit & supervisory board members and executive officers as defined in the Companies Act for the relevant fiscal year if the aggregate annual compensation per the director / audit & supervisory board member / executive officer as defined in the Companies Act equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and audit & supervisory board members of such subsidiaries). The following table sets forth the relevant information that Mizuho Financial Group has disclosed pursuant to such regulations:

			Aggregate Amounts of Compensation by Type (in millions of yen)
	Aggregate Amount of Compensation (in millions of yen)		For the fiscal year ended March 31, 2017		For the fiscal year ended March 31, 2016
Name (Classification)		Company	Basic Salary	Other	Performance Payments	Stock Compensation
Yasuhiro Sato (Executive officer as defined in the Companies Act)	131	Mizuho Financial Group	70	0	23	23
		Mizuho Bank	4	—	1	1
		Mizuho Trust & Banking	2	—	0	0
		Mizuho Securities	2	—	0	0

Note:

(1)	Fractions are rounded down.

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

In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2017.

On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2017.

On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2017.

On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2017.

On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2017.

On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2017.

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

On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2017.

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

Compensation System

The compensation system for executive officers as defined in the Companies Act (including executive officers who are directors), executive officers as defined in our internal regulations and specialist officers, as well as directors, executive officers, and specialist officers of the Core Subsidiaries responsible for business execution (“Officers Responsible for Business Execution”) shall be separate from that for the non-executive directors of Mizuho Financial Group and the directors of the Core Subsidiaries responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

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

The President & CEO, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer as defined in our internal regulations and each specialist officer of Mizuho Financial Group and approve at Mizuho Financial Group the compensation of each individual executive officer and specialist officer of the Core Subsidiaries, etc.

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

The Chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairman, are outside directors. As of June 23, 2017, the members of the Nominating Committee are Mr. Takashi Kawamura (Chairman), Mr. Tetsuo Seki, Mr. Tatsuo Kainaka, Ms. Hiroko Ota and Ms. Izumi Kobayashi.

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

The Chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairman, are outside directors. As of June 23, 2017, the members of the Compensation Committee are Mr. Tatsuo Kainaka (Chairman), Mr. Tetsuo Seki, Mr. Takashi Kawamura and Mr. Hirotake Abe.

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

Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members including the Chairman shall be outside directors. Currently, among the five members of the Audit Committee, two members are appointed among Internal Non-Executive Directors as full-time members of the Audit Committee, and three members including the Chairman are appointed among outside directors. As of June 23, 2017, the members of the Audit Committee are Mr. Tetsuo Seki (Chairman), Mr. Tatsuo Kainaka, Mr. Hirotake Abe, Mr. Ryusuke Aya and Mr. Nobukatsu Funaki.

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

Mizuho Financial Group has established the Risk Committee that in principle fully consists of Non-Executive Directors or external experts as an advisory body that mainly advises the Board of Directors with respect to the determination and the supervision regarding risk governance, as well as the supervision of the status of risk management.

•	Outside Director Session

Mizuho Financial Group has established the Outside Director Session that consists of all outside directors and the President & CEO as a forum for free discussions with an aim to deepen outside directors’ understanding of our group and share the top management’s awareness of issues through communication among directors. At least once a year, Mizuho Financial Group holds an Outside Director Session where only outside directors attend to discuss, among others, management issues, operations of the Board of Directors and the current state of the governance structure. For the fiscal year ended March 31, 2017, an Outside Director Session only for outside directors was held twice (in July and December) and included discussions regarding the Board of Director’s handling of authorization to pay dividends, issues of management of the Board of Directors, evaluation of the effectiveness of the Board of Directors (interim evaluation) and requested items for operating lines related to the formation of the business plan for the fiscal year ending March 31, 2018.

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

While the President & CEO is responsible for business execution at Mizuho Financial Group, after the President & CEO makes decisions on matters delegated by the Board of Directors, determined matters shall be reported to the Board of Directors at least once every three months as part of the status of the execution of duties.

Agreements with Directors, etc.

None of the directors has service contracts with Mizuho Financial Group providing for benefits upon termination of service.

Mizuho Financial Group’s articles of incorporation, in accordance with the Companies Act, allows the company to enter into an agreement with outside directors that limits their liabilities incurred in connection with their service. The limitation of liabilities under such agreement, if the outside director performed his/her duty in good faith without gross negligence, must be the higher of either (i) a pre-determined amount not less than ¥20 million or (ii) the amount prescribed in laws and regulations, which is currently equivalent to two times the annual compensation of such outside director. Pursuant to the provisions in its articles of incorporation, Mizuho Financial Group has entered into such agreements with all of its outside directors that are in office.

Based on the rules of the Tokyo Stock Exchange, listed companies are required to have at least one member of the board of directors or one member of the audit & supervisory board to be “independent.” Further, listed companies that do not have less than two independent outside directors must disclose the reason for it. Currently, all of Mizuho Financial Group’s outside directors meet such independence requirements.

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

6.D. Employees

As of March 31, 2015, 2016 and 2017, we had 54,784, 56,375 and 59,179 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of 20,219 temporary employees during the fiscal year ended March 31, 2017.

The following tables show our full-time employees as of March 31, 2017 and the average number of temporary employees for the fiscal year ended March 31, 2017, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	23,813	12,333
Corporate & Institutional Company	2,116	350
Global Corporate Company	8,680	73
Global Markets Company	1,738	128
Asset Management Company	1,722	151
Others	21,110	7,184

Total	59,179	20,219

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	91.2%	99.8%
Americas	2.6	0.0
Europe	1.4	0.1
Asia/Oceania (excluding Japan) and others	4.8	0.1

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following tables show the number of shares of Mizuho Financial Group’s common stock owned by its directors and executive officers as of June 30, 2017:

Directors	Number of shares owned
Yasuhiro Sato	45,180
Takanori Nishiyama	108,500
Koichi Iida	11,520
Makoto Umemiya	18,900
Yasuyuki Shibata	24,600
Ryusuke Aya	146,380
Nobukatsu Funaki	37,000
Tetsuo Seki	21,100
Takashi Kawamura	130,000
Tatsuo Kainaka	16,200
Hirotake Abe	21,100
Hiroko Ota	5,000
Izumi Kobayashi	0

Executive Officers	Number of shares owned
Yasuhiro Sato	See above
Toshitsugu Okabe	625,500
Daisaku Abe	277,680
Kosuke Nakamura	611,300
Akira Sugano	370,100
Junichi Kato	579,700
Katsunobu Motohashi	227,840
Keiichiro Ogushi	324,270
Tsutomu Nomura	283,900
Takanori Nishiyama	See above
Koichi Iida	See above
Shuji Kojima	37,500
Shinji Taniguchi	12,400
Makoto Umemiya	See above
Yasuyuki Shibata	See above

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

We maintain an employee stock ownership plan under which participating employees of the companies listed below is able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2017:

	As of March 31, 2017
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Trust & Banking Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute

Total		109,395,265

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2017:

	As of March 31, 2017
Name	Number of shares owned	Percentage of outstanding shares
Japan Trustee Services Bank, Ltd. (trustee account)	1,122,309,400	4.42%
The Master Trust Bank of Japan, Ltd. (trustee account)	962,863,300	3.79
Japan Trustee Services Bank, Ltd. (trustee account 9)	627,066,600	2.47
Japan Trustee Services Bank, Ltd. (trustee account 5)	492,293,200	1.94
Japan Trustee Services Bank, Ltd. (trustee account 1)	365,649,900	1.44
Japan Trustee Services Bank, Ltd. (trustee account 2)	360,809,200	1.42
Japan Trustee Services Bank, Ltd. (trustee account 7)	357,374,400	1.41
State Street Bank West Client – Treaty 505234	353,600,880	1.39
JP Morgan Chase Bank 385151	307,115,823	1.21
Japan Trustee Services Bank, Ltd. (trustee account 4)	292,440,900	1.15

Total	5,241,523,603	20.65%

As of March 31, 2017, there were 205 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 10% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

There was no outstanding preferred stock as of March 31, 2017. We acquired 75,091,100 shares of the eleventh series class XI preferred stock on July 1, 2016, in respect of which a request for acquisition had not been made by June 30, 2016, and cancelled all of our treasury shares of eleventh series class XI preferred stock on July 13, 2016.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2017, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2017, none of the directors or executive officers, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2017.

During the fiscal year ended March 31, 2017, no loans were made to the directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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

Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2017 were ¥7.5 per share of common stock (interim cash dividends of ¥3.75 per share of common stock and year-end cash dividends of ¥3.75 per share of common stock), which was the same amount as the annual cash dividend per share of common stock of the fiscal year ended March 31, 2016.

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

8.B. Significant Changes

Except as disclosed in note 35 to our consolidated financial statements, no significant change in our financial position has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs:

Fiscal years ended March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2013	4.68	2.80	478,892
2014	4.55	3.62	556,105
2015	4.17	3.22	352,911
2016	4.51	2.72	608,446
2017	3.87	2.69	426,812
2016:
First quarter	4.51	3.53	414,585
Second quarter	4.50	3.41	608,347
Third quarter	4.27	3.72	709,587
Fourth quarter	4.05	2.72	702,651
2017:
First quarter	3.30	2.69	814,598
Second quarter	3.71	2.76	293,004
Third quarter	3.87	3.17	334,969
Fourth quarter	3.85	3.56	257,964
Most recent six months:
December	3.87	3.53	316,530
January	3.75	3.56	259,495
February	3.78	3.63	329,564
March	3.85	3.65	197,486
April	3.73	3.47	606,983
May	3.76	3.47	204,871

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

	Price per share(1)		Average daily trading volume
Fiscal years ended March 31,	High	Low
			(shares)
2013	221	110	142,901,584
2014	240	180	186,546,095
2015	226.6	178.1	132,018,080
2016	280.4	149.3	200,523,432
2017	225.3	142.0	162,921,802
2016:
First quarter	280.4	208.6	241,085,838
Second quarter	272.8	215.7	218,526,590
Third quarter	263.2	222.6	138,586,887
Fourth quarter	244.4	149.3	203,599,279
2017:
First quarter	185.7	142.6	160,817,541
Second quarter	186.4	142.0	160,435,263
Third quarter	225.3	163.5	201,903,957
Fourth quarter	217.3	204.0	128,571,211
Most recent six months:
December	225.3	204.1	207,247,457
January	217.3	204.4	139,697,321
February	213.9	205.4	120,643,585
March	215.0	204.0	126,169,232
April	207.3	186.7	125,785,545
May	210.7	192.2	97,465,930

Note:

(1)	Since July 22, 2014, Tokyo Stock Exchange has introduced sub-yen tick sizes for the shares of TOPIX 100 constituents, which contain decimals. Our shares are included in the TOPIX 100 constituents.

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

Our Board of Directors

Under the Companies Act (Kaisha Hou) (Act No. 86 of 2005, as amended), because we have adopted the “Company with Three Committees” system, our directors have no power to execute our business except in limited circumstances as permitted by law. If a director also serves concurrently as an executive officer, then he or she can execute our business in the capacity of executive officer. There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Companies Act, however, requires such director to refrain from voting on such matters at meetings of the board of directors.

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

Common Stock

General

Set forth below is information concerning our shares of common stock, including brief summaries of certain provisions of our articles of incorporation, our share handling regulations and the Companies Act relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.

Under our articles of incorporation, we are authorized to issue 48,000,000,000 shares of common stock.

As of March 31, 2017, 25,386,307,945 shares of common stock were issued.

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

Restriction on Distribution of Surplus

Payment of annual dividends on shares of common stock is subject to the prior payment of annual preferred dividends on the shares of any series of preferred stock. Payment of an interim dividend on shares of our common stock is also subject to the prior payment of an interim preferred dividend of one-half the annual preferred dividend amount on the shares of any series of preferred stock. In making a distribution of Surplus, we must set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2017.

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

General

Under our articles of incorporation, we are authorized to issue 900,000,000 shares of each of the first to fourth series of class XIV preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XIV preferred stock may not exceed 900,000,000 shares), 900,000,000 shares of each of the first to fourth series of class XV preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XV preferred stock may not exceed 900,000,000 shares), 1,500,000,000 shares of each of the first to fourth series of class XVI preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XVI preferred stock may not exceed 1,500,000,000 shares).

As of March 31, 2017, there was no outstanding preferred stock. On July 1, 2016, 75,091,100 shares of eleventh series class XI preferred stock, which were then all the outstanding shares of such series (excluding our treasury shares), were mandatorily acquired by us in consideration of 265,433,368 shares of common stock, which number of shares was calculated at ¥282.90 per share, and all of our treasury shares of eleventh series class XI preferred stock were cancelled on July 13, 2016.

Preferred Dividends

Payment of annual dividends on shares of common stock is subject to the prior payment of the annual preferred dividends on shares of preferred stock. The amount of preferred dividends for each series of the preferred stock is as follows:

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

The amount of any interim preferred dividend will be deducted from the annual preferred dividend payable on preferred stock in respect of the same fiscal year.

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

Conversion

Our articles of incorporation provide that holders of the first to fourth series of class XIV (currently not in issue) or the first to fourth series of class XV (currently not in issue) preferred stock may, at their option, convert their shares to common stock by requesting us to acquire such shares and issue or transfer common stock to them. Other classes of our preferred stock are non-convertible.

Our articles of incorporation also provide that the first to fourth series of class XIV (currently not in issue) or the first to fourth series of class XV (currently not in issue) preferred stock outstanding on the last day of the acquisition period will be mandatorily acquired by us on the immediately following day (the “mandatory conversion date”) in consideration of shares of common stock of which number shall be calculated at the then-current market price per share of our common stock (the “mandatory conversion price”).

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

Acquisition of Shares

In general, a non-resident of Japan who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Act empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding \100 million to a non-resident of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer or the date of the payment for such transfer, whichever is later, unless the transfer is made through a bank or financial instruments business operator licensed or registered under Japanese law.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under “ —Japanese Taxation” above, if the Japanese statutory rate applicable to you is higher than the maximum Treaty rate, you will be required to properly demonstrate to the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations, the Japanese tax withheld may be creditable against the U.S. holder’s U.S. federal income tax liability or may be claimed as a deduction from the U.S. holder’s federal adjusted gross income provided that the U.S. holder elects to deduct all foreign taxes paid in the same taxable year. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” Further, in certain circumstances, if a U.S. holder:

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

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not the shares, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

Taxation of Capital Gains

Upon a sale or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such shares or ADSs. Subject to the discussion under “—U.S. Taxation—Passive Foreign Investment Company Rules” below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares or ADSs exceeds one year. A U.S. holder’s tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gain or loss realized by a U.S. holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based on our past and projected composition of income and valuation of assets, including goodwill, we do not believe that we were a passive foreign investment company (“PFIC”) for our most recent taxable year and do not expect to become one in the current taxable year or the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets. In addition, this determination is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect (the “Proposed Regulations”) and are subject to change in the future. The Proposed Regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income and assets derived in the banking business for purposes of the PFIC rules. Although we believe we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.

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

Alternatively, a U.S. holder could make a mark-to-market election provided that shares or ADSs are regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. holders of ADSs because the ADSs are listed on the New York Stock Exchange which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Under current law, the mark-to-market election may be available to U.S. holders of shares because the shares are listed on the Tokyo Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the shares will be “regularly traded” for purposes of the mark-to-market election. U.S. holders should consult their own tax advisors regarding the potential availability and consequences of a mark-to-market election. In addition, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to U.S. holders of shares or ADSs because we do not intend to comply with the requirements necessary to permit U.S. holders to make this election.

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

Certain U.S. holders are required to report information with respect to their investment in shares or ADSs not held in an account maintained by certain financial institutions to the IRS. Investors who fail to report required information by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, on their tax return for each year in which they hold shares or ADSs could become subject to substantial penalties. Potential investors are urged to consult with their own tax advisors regarding the possible implications of these rules on their investment in shares or ADSs.

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

Amid the growing diversity and complexity of banking operations, financial institutions are exposed to various risks, including credit, market, operations, information technology, legal, settlement and other risks. We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures. We maintain basic policies for risk management established by our Board of Directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system. All yen figures and percentages in this item are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

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

We have been calculating our capital adequacy ratios by applying the advanced internal rating based approach (the “AIRB”) for the calculation of credit risk from March 31, 2009 and the advanced measurement approach (the “AMA”) for the calculation of operational risk from September 30, 2009. In Japan, from March 31, 2013, the minimum capital requirements based on Basel III began to be phased in, and we have been calculating capital adequacy ratios based on the revisions to capital adequacy guidelines published by the Financial Services Agency. The Basel Committee continues to review the treatments related to capital requirements. We will comply with new requirements appropriately. We have been identified as a G-SIB by the Financial Stability Board since November 2015, and the stricter capital requirements began to be phased in from March 31, 2016.

A leverage ratio also has been implemented under “Pillar 3” from March 31, 2015, and we began disclosing it accordingly. Also a global liquidity standard has been implemented under “Pillar 1” from March 31, 2015 in Japan, and we have been calculating and disclosing our liquidity coverage ratio pursuant to such standard.

Overview of Risk Management

Risk Management Structure

Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. At Mizuho Financial Group, the Risk Management Committee chaired by the Group Chief Risk Officer provides integrated monitoring and management of the overall risk for the Mizuho group. The Group Chief Risk Officer reports the risk management situation to the Board of Directors, the Risk Committee, the Executive Management Committee and the President & Group CEO, on a regular basis and as needed. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintains its own system for managing various types of risk, regularly receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management.

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

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group’s overall risk exposure and have implemented measures to keep such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength. To ensure the ongoing financial soundness of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated to Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Mizuho Americas by risk category, and is further allocated within their respective business units based on established frameworks.

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

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our Board of Directors determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer of Mizuho Financial Group, the Credit Risk Management Department and the Risk Management Department jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

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

The business policy committees established respectively by our principal banking subsidiaries are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The respective Chief Risk Officers of our principal banking subsidiaries are responsible for matters relating to planning and implementing credit risk management. The credit risk management departments of our principal banking subsidiaries are in charge of planning and administering credit risk management and conducting credit risk measuring and monitoring. The departments regularly present reports regarding their risk management situation to Mizuho Financial Group. The credit departments of our principal banking subsidiaries determine policies and approve/disapprove individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth respectively by our principal banking subsidiaries. In addition, our principal banking subsidiaries have established internal audit groups that are independent of the business departments in order to ensure appropriate credit risk management.

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

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies, which account for most of the Mizuho group’s exposure to market risk, have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their Boards of Directors determine important matters relating to market risk management while their Chief Executive Officers are responsible for controlling market risk. Their respective business policy committees, including their Balance Sheet & Risk Management Committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management. The Chief Risk Officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common Mizuho group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

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

Trading Activities

VaR related to our trading activities is based on the following:

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of three years.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2015, 2016 and 2017 and as of March 31, 2015, 2016 and 2017:

	Fiscal year ended March 31, 2015			As of March 31, 2015
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.8	¥2.6	¥1.4	¥1.5
Foreign exchange	3.0	5.8	1.6	5.6
Equities	0.5	1.3	0.2	0.3
Commodities	0.0	0.0	0.0	0.0

Total	¥4.4	¥7.1	¥3.1	¥6.5

	Fiscal year ended March 31, 2016			As of March 31, 2016
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.8	¥3.7	¥0.6	¥1.1
Foreign exchange	0.9	2.3	0.2	0.3
Equities	0.6	2.5	0.1	0.3
Commodities	0.0	0.0	0.0	0.0

Total	¥2.9	¥4.5	¥1.8	¥2.0

	Fiscal year ended March 31, 2017			As of March 31, 2017
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥3.6	¥1.0	¥1.0
Foreign exchange	0.5	1.6	0.1	0.1
Equities	0.4	3.2	0.1	0.9
Commodities	0.0	0.0	0.0	0.0

Total	¥3.3	¥5.8	¥2.3	¥2.6

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2017:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2015	2016	2017	Change
	(in billions of yen)
As of fiscal year end	¥6.5	¥2.0	¥2.6	¥0.5
Maximum	7.1	4.5	5.8	1.3
Minimum	3.1	1.8	2.3	0.5
Average	4.4	2.9	3.3	0.4

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The following graph shows the VaR related to our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2017:

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2015	2016	2017	Change
	(in billions of yen)
As of fiscal year end	¥325.6	¥321.5	¥292.7	¥(28.7)
Maximum	349.0	360.6	397.5	36.9
Minimum	265.0	190.0	247.4	57.4
Average	307.9	284.9	331.0	46.1

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

	As of March 31,
	2015	2016	2017	Change
	(in billions of yen)
Up to one year	¥(1)	¥(2)	¥(4)	¥(1)
From one to five years	(35)	(21)	(8)	12
Over five years	(14)	(25)	(27)	(1)

Total	¥(51)	¥(50)	¥(40)	¥9

Cross-shareholdings Portfolio Management Activities

We take the market risk management approach with use of VaR and risk indices for cross-shareholdings portfolio management activities as well as for trading activities and non-trading activities. The risk index for cross-shareholdings portfolio management for the fiscal year ended March 31, 2017, consisting of the sensitivity of the cross-shareholdings portfolio to a 1% change in the equity index of TOPIX, was ¥31.7 billion.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the VaR method, we carry out regular back tests to compare VaR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VaR of trading activities for the fiscal year ended March 31, 2017 and the corresponding paired distribution of profits and losses. We had zero case where losses exceeded VaR during the period. In addition, we conduct evaluations of the assumptions related to the VaR models. Based on the number of times losses exceeded VaR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. We changed our VaR models from the variance co-variance model to the Historical Simulation method, which has been used since the beginning of the fiscal year ended March 31,2017. Changes to fundamental portions of the VaR models are subject to the approval of our Group Chief Risk Officer.

Note:	We conduct our back testing and assess the number of cases where losses exceed VaR based on a 250 business day year. The expected average number of instances where one-day trading losses exceeded VaR at the 99% confidence level is 2.5.

Because the VaR method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. The following table shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

Assumed maximum loss results	As of March 31, 2017
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥25.2

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

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 3.5% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2015	¥529.2	¥9,508.4	5.5%
As of March 31, 2016	516.6	9,638.6	5.3
As of March 31, 2017	361.2	10,050.9	3.5
Effect of yen interest rate	60.4
Effect of dollar interest rate	245.1
Effect of euro interest rate	17.3

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

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

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2016	2017	Change
	(in billions of yen)
Calculated using standardized measurement method	¥70.6	¥103.6	¥32.9
Calculated using internal models	65.0	78.9	13.9

Total market risk equivalent	¥135.6	¥182.6	¥46.9

Note:

VaR and stressed VaR used to calculate market risk equivalent is based on the following:

VaR

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of three years.

Stressed VaR

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

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

In addition, the Group Chief Financial Officer of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, and the Financial Planning Department is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management to maintain appropriate funding liquidity. Reports on the liquidity risk management are submitted to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis.

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

In order to evaluate the sufficiency of liquidity reserve assets and the effectiveness of liquidity contingency funding plan, we conduct stress testing under market-wide, idiosyncratic and combined scenario. Furthermore, we utilize stress testing for evaluating appropriateness of our annual funding plan.

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their Boards of Directors determine important matters relating to liquidity risk management while their Chief Executive Officers are responsible for controlling liquidity risk. Their respective business policy committees, including their Balance Sheet & Risk Management Committees, are responsible for overall discussion and coordination of liquidity risk management. Specifically, these committees discuss and coordinate matters relating to risk planning, cash flow management planning and propose responses to emergencies such as sudden market changes. The Chief Risk Officer is responsible for matters relating to liquidity risk management planning and operations and the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market that are set based on a number of time horizons. As with Mizuho Financial Group, the above-mentioned companies have established liquidity risk stage, such as “Normal,” “Anxious” and “Crisis,” which reflects funding conditions and have established liquidity contingency funding plan for emergency situations which are deemed to fall into the “Anxious” or “Crisis” categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to their respective business policy committees, including their Balance Sheet & Risk Management Committees, the Executive Management Committee and the Chief Executive Officer of each subsidiary.

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

	Definition	Principal Risk Management Methods
Information Technology Risk	Information technology risk (“IT risk”) shall refer to the risk that problems (e.g. malfunctions, disruptions, etc.) with the computer systems or improper use of the computers in these systems, which cause disruptions of the services provided to customers, or have significant impact on settlement systems, etc., will result in losses for customers, and the incurrence of losses (tangible or intangible) by our group companies.

•     Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.

•     Ensure ongoing project management in systems development and quality control.

•     Strengthen security to prevent information leaks.

•     Strengthen capabilities for rapidly and effectively dealing with cyberattacks.

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

•     Understand the status of working hours.

•     Understand the status of vacation days taken by personnel.

•     Understand the status of voluntary resignations.

•     Understand the status of the stress check system.

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

In the measurement of operational risk equivalent as of March 31, 2017, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those related to the seven loss event types defined by Basel II, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2017, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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

Compliance Structure

The chief executive officer of Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities each generally oversees compliance matters of their respective companies, and the chief executive officer, etc., also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have individual compliance divisions under the chief compliance officer. These divisions are responsible for compliance planning and implementation and control overall compliance management at the respective companies. At the level of each organizational unit (such as branches and divisions) at the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance.

Other core group companies have also established compliance structures adapted to the characteristics of their respective businesses.

Mizuho Financial Group monitors the status of compliance of the Mizuho group through reports submitted by our principal banking subsidiaries and other core group companies and adopts appropriate responses when necessary.

Compliance at subsidiaries of our principal banking subsidiaries and other core group companies is monitored and managed by their respective parents.

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

In line with the Basic Policy for Internal Audit established by Mizuho Financial Group, our principal banking subsidiaries and other core group companies conduct internal audits, which include the internal auditing of their respective subsidiaries. In addition, with respect to the management of risks applicable across the Mizuho group, we coordinate internal audits throughout the group to assess the risk management status of the group as a whole.

Internal Audit Management Structure

Mizuho Financial Group

Our internal audit committee determines all important matters concerning internal audits. The committee is chaired by our President & Group CEO and is independent of our other business operations.

Our internal audit committee monitors and manages internal audits at our principal banking subsidiaries and other core group companies through internal audit reports submitted by such subsidiaries. Our internal audit committee discusses and makes decisions regarding internal audits at our principal banking subsidiaries and other core group companies and submits the results, together with the results of their examination of the internal audit reports, to the Audit Committee and our Board of Directors.

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, and the terms and conditions of the annual reimbursement are subject to be reviewed by us and BNYM on an annual basis. In the fiscal year ended March 31, 2017, the depositary reimbursed us $75,000 for such expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2017 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2017 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of

Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2017.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2017, which appears on page F-3.

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

Our board of directors has determined that Messrs. Tetsuo Seki, Hirotake Abe, and Nobukatsu Funaki each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, all three are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

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

Fees for Services Provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2016 and 2017 are presented in the following table:

	Fiscal years ended March 31,
	2016	2017
	(in millions of yen)
Audit fees(1)	¥4,608	¥4,800
Audit-related fees(2)	485	406
Tax fees(3)	131	117
All other fees(4)	1	42

Total	¥5,225	¥5,365

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.

(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee members for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee members is required prior to each engagement. With respect to such services, two full-time audit committee members must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2017:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2016	1,422	¥161.1	—	—
May 1 to May 31, 2016	1,033	169.0	—	—
June 1 to June 30, 2016	3,045	162.4	—	—
July 1 to July 31, 2016	3,304	155.6	—	—
August 1 to August 31, 2016	2,131	165.3	—	—
September 1 to September 30, 2016	1,358	176.8	—	—
October 1 to October 31, 2016	1,518	169.7	—	—
November 1 to November 30, 2016	3,125	181.2	—	—
December 1 to December 31, 2016	7,648	218.2	—	—
January 1 to January 31, 2017	3,516	212.7	—	—
February 1 to February 28, 2017	3,306	211.0	—	—
March 1 to March 31, 2017	3,412	211.4	—	—

Total	34,818	¥191.4	—	—

Note:

(1)	A total of 34,818 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2017, due to our purchase of shares constituting less than one (1) unit from registered holders of shares constituting less than one (1) unit at the current market price of those shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

require Mizuho Financial Group to have a majority of “independent” directors on the board; rather, it requires the company to have a majority of “outside” directors on each of the Nominating Committee, the Compensation Committee and the Audit Committee, each established as a committee, pursuant to the requirements that apply to a Company with Three Committees. An outside director is defined under the Companies Act as a director who meets all of the following requirements: (a) a person who is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, an executive officer, a manager, or any other type of employee (“Executive Director, etc.”) of the company or its subsidiaries; (b) if a person has been a non-executive director, an audit & supervisory board member, or an accounting adviser of the company or its subsidiaries within the ten years prior to his or her assumption of office as outside director, a person who was not an Executive Director, etc., of the company or its subsidiaries in the ten years prior to his or her assumption of office as such; (c) a person who is not (i) a person who controls the company (including the company’s parent company) (“Parent Company, etc.”) and who is a natural person or (ii) a director, an executive officer, a manager or any other type of employee of a Parent Company, etc.; (d) a person who is not an Executive Director, etc., of another subsidiary of a Parent Company, etc.; and (e) a person who is not a spouse or a family member within the second degree of kinship of (i) a director, an executive officer, a manager, or any other type of important employee of the company or (ii) a Parent Company, etc., who is a natural person. In addition to the requirements under the Companies Act, Mizuho Financial Group’s independence standards for outside directors set forth additional independence requirements on a voluntary basis. Such additional requirements include, but are not limited to, restrictions against persons that are related to a principal business counterparty of Mizuho Financial Group and its Core Subsidiaries, entities to which Mizuho Financial Group and its Core Subsidiaries are a principal business counterparty, entities that receive more than a specified amount of donations from Mizuho Financial Group or its Core Subsidiaries, entities to which directors have been transferred from us, our accounting auditor, law firms and consulting firms that receive more than a specified amount of fees from Mizuho Financial Group or its Core Subsidiaries, as well as persons who otherwise are likely to give rise to consistent substantive conflicts of interest in relation to general shareholders. Mizuho Financial Group may, however, appoint a person as an outside director who does not satisfy the additional independence requirements but who it believes to be suitable for the position with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to the reason it believes such person qualifies as an outside director with sufficient independence.

Currently, Mizuho Financial Group has six outside directors among the thirteen directors.

•

A NYSE-listed U.S. company is required to have an audit committee composed entirely of independent directors. Currently, among the five members of the Audit Committee, three members including the Chairman are outside directors and two members are internal non-executive directors in compliance with the requirements under the Companies Act, and all such committee members are independent under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with three members qualified as audit committee financial experts.

•

A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, both of which must be composed entirely of independent directors. Currently, the Nominating Committee and the Compensation Committee consist solely of outside directors in compliance with the requirements under the Companies Act.

•

A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-executive directors. Under the Companies Act, Japanese corporations are not obligated to hold executive sessions where participants are limited to non-executive directors. Mizuho Financial Group has established the Outside Director Session that consists of all outside directors and the President & CEO as a forum for free discussions with an aim to deepen outside directors’ understanding of our group and share the top management’s awareness of issues through communication among directors. Among the Outside Director Session meetings, at least one meeting is held where only outside directors attend to discuss, among others, management issues, operations of the Board of Directors and the current state of the governance structure.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 23, 2017 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2017 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated June 23, 2017 (English Translation)

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc. (English Translation)**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2015.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 21, 2016.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2015, 2016 and 2017. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2015			2016			2017
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	15,900	20	0.12%	29,485	30	0.10%	37,389	27	0.07%
Foreign	5,689	29	0.51%	6,639	38	0.57%	7,671	48	0.63%

Total	21,589	49	0.23%	36,124	68	0.19%	45,060	75	0.17%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	4,771	8	0.17%	4,309	10	0.22%	5,079	18	0.35%
Foreign	10,862	33	0.30%	10,465	50	0.48%	9,213	79	0.85%

Total	15,633	41	0.26%	14,774	60	0.41%	14,292	97	0.68%

Trading account assets:
Domestic	6,755	32	0.47%	5,262	16	0.31%	4,408	27	0.62%
Foreign	11,950	142	1.19%	11,602	135	1.16%	10,335	136	1.31%

Total	18,705	174	0.93%	16,864	151	0.90%	14,743	163	1.11%

Investments:
Domestic	31,690	127	0.40%	25,625	88	0.34%	20,357	78	0.38%
Foreign	2,850	79	2.77%	3,058	102	3.34%	3,915	87	2.24%

Total	34,540	206	0.59%	28,683	190	0.66%	24,272	165	0.68%

Loans (1):
Domestic	54,207	593	1.09%	52,866	565	1.07%	53,930	510	0.95%
Foreign	21,634	395	1.83%	24,279	466	1.92%	25,412	499	1.96%

Total	75,841	988	1.30%	77,145	1,031	1.34%	79,342	1,009	1.27%

Total interest-earning assets:
Domestic	113,323	780	0.69%	117,547	709	0.60%	121,163	660	0.54%
Foreign	52,985	678	1.28%	56,043	791	1.41%	56,546	849	1.50%

Total	166,308	1,458	0.88%	173,590	1,500	0.86%	177,709	1,509	0.85%

Noninterest-earning assets:
Cash and due from banks	4,012			2,285			3,312
Other noninterest-earning assets (2)	19,853			21,443			23,320
Allowance for loan losses	(558)			(478)			(456)

Total noninterest-earning assets	23,307			23,250			26,176

Total average assets	189,615			196,840			203,885

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 33.0%, 33.2% and 32.7%, respectively, for the fiscal years ended March 31, 2015, 2016 and 2017.

	2015			2016			2017
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	77,126	50	0.06%	81,090	60	0.07%	83,293	51	0.06%
Foreign	19,801	100	0.51%	20,958	154	0.73%	23,173	214	0.92%

Total	96,927	150	0.15%	102,048	214	0.21%	106,466	265	0.25%

Short-term borrowings (1):
Domestic	17,342	24	0.14%	15,139	22	0.15%	14,177	27	0.19%
Foreign	20,326	28	0.14%	18,982	58	0.31%	17,112	109	0.63%

Total	37,668	52	0.14%	34,121	80	0.24%	31,289	136	0.43%

Trading account liabilities:
Domestic	2,629	14	0.52%	2,092	13	0.61%	1,697	14	0.82%
Foreign	1,692	17	1.05%	1,195	8	0.69%	1,049	7	0.71%

Total	4,321	31	0.73%	3,287	21	0.64%	2,746	21	0.78%

Long-term debt:
Domestic	11,727	175	1.49%	14,236	176	1.23%	14,523	178	1.22%
Foreign	268	4	1.66%	1,441	4	0.26%	655	2	0.32%

Total	11,995	179	1.49%	15,677	180	1.15%	15,178	180	1.18%

Total interest-bearing liabilities:
Domestic	108,824	263	0.24%	112,557	271	0.24%	113,690	270	0.24%
Foreign	42,087	149	0.36%	42,576	224	0.53%	41,989	332	0.79%

Total	150,911	412	0.27%	155,133	495	0.32%	155,679	602	0.39%

Noninterest-bearing liabilities (2)	32,736			35,176			40,992

Equity	5,968			6,531			7,214

Total average liabilities and equity	189,615			196,840			203,885

Net interest income and average interest rate spread		1,046	0.61%		1,005	0.54%		907	0.46%

Net interest income as a percentage of average total interest-earning assets			0.63%			0.58%			0.51%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 28.5%, 28.2% and 28.4%, respectively, for the fiscal years ended March 31, 2015, 2016 and 2017.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015 and the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2016 versus fiscal year ended March 31, 2015			Fiscal year ended March 31, 2017 versus fiscal year ended March 31, 2016
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	13	(3)	10	6	(9)	(3)
Foreign	5	4	9	6	4	10

Total	18	1	19	12	(5)	7

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(1)	3	2	2	6	8
Foreign	(1)	18	17	(6)	35	29

Total	(2)	21	19	(4)	41	37

Trading account assets:
Domestic	(6)	(10)	(16)	(3)	14	11
Foreign	(4)	(3)	(7)	(14)	15	1

Total	(10)	(13)	(23)	(17)	29	12

Investments:
Domestic	(22)	(17)	(39)	(18)	8	(10)
Foreign	6	17	23	19	(34)	(15)

Total	(16)	—	(16)	1	(26)	(25)

Loans:
Domestic	(15)	(13)	(28)	10	(65)	(55)
Foreign	51	20	71	22	11	33

Total	36	7	43	32	(54)	(22)

Total interest and dividend income:
Domestic	(31)	(40)	(71)	(3)	(46)	(49)
Foreign	57	56	113	27	31	58

Total	26	16	42	24	(15)	9

	Fiscal year ended March 31, 2016 versus fiscal year ended March 31, 2015			Fiscal year ended March 31, 2017 versus fiscal year ended March 31, 2016
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	3	7	10	1	(10)	(9)
Foreign	6	48	54	18	42	60

Total	9	55	64	19	32	51

Short-term borrowings:
Domestic	(3)	1	(2)	(1)	6	5
Foreign	(2)	32	30	(6)	57	51

Total	(5)	33	28	(7)	63	56

Trading account liabilities:
Domestic	(3)	2	(1)	(2)	3	1
Foreign	(4)	(5)	(9)	(1)	—	(1)

Total	(7)	(3)	(10)	(3)	3	—

Long-term debt:
Domestic	31	(30)	1	4	(2)	2
Foreign	3	(3)	—	(2)	—	(2)

Total	34	(33)	1	2	(2)	—

Total interest expense:
Domestic	28	(20)	8	2	(3)	(1)
Foreign	3	72	75	9	99	108

Total	31	52	83	11	96	107

Net interest income:
Domestic	(59)	(20)	(79)	(5)	(43)	(48)
Foreign	54	(16)	38	18	(68)	(50)

Total	(5)	(36)	(41)	13	(111)	(98)

II. Investment portfolio

The following table shows the amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2015, 2016 and 2017:

	2015			2016			2017
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	17,391	17,414	23	15,672	15,763	91	10,257	10,263	6
Agency mortgage-backed securities (1)	717	734	17	751	780	29	694	709	15
Corporate bonds and other debt securities	2,578	2,597	19	2,696	2,721	25	2,597	2,654	57
Equity securities (marketable)	1,697	4,396	2,699	1,610	3,726	2,116	1,452	3,722	2,270

Total domestic	22,383	25,141	2,758	20,729	22,990	2,261	15,000	17,348	2,348

Foreign:
U.S. Treasury bonds and federal agency securities	116	117	1	436	438	2	1,148	1,144	(4)
Other foreign government bonds	962	966	4	940	942	2	934	935	1
Agency mortgage-backed securities (2)	90	88	(2)	169	169	—	139	134	(5)
Corporate bonds and other debt securities	747	758	11	852	859	7	915	917	2
Equity securities (marketable)	1	1	—	54	55	1	78	79	1

Total foreign	1,916	1,930	14	2,451	2,463	12	3,214	3,209	(5)

Total	24,299	27,071	2,772	23,180	25,453	2,273	18,214	20,557	2,343

Held-to-maturity securities:
Domestic:
Japanese government bonds	4,360	4,389	29	3,760	3,817	57	3,060	3,097	37

Total domestic	4,360	4,389	29	3,760	3,817	57	3,060	3,097	37

Foreign:
Agency mortgage-backed securities (3)	1,287	1,289	2	1,059	1,056	(3)	757	750	(7)

Total foreign	1,287	1,289	2	1,059	1,056	(3)	757	750	(7)

Total	5,647	5,678	31	4,819	4,873	54	3,817	3,847	30

Notes:

(1)	All domestic agency mortgage-backed securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(3)	All foreign agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2017. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	3,152	(0.13)%	5,549	(0.12)%	1,562	(0.02)%	—	—	10,263	(0.11)%
Agency mortgage-backed securities	—	—	—	—	—	—	709	1.04%	709	1.04%
Corporate bonds and other debt securities	520	0.24%	1,088	0.34%	674	0.39%	372	0.83%	2,654	0.39%

Total domestic	3,672	(0.07)%	6,637	(0.04)%	2,236	0.10%	1,081	0.97%	13,626	0.05%

Foreign:
U.S. Treasury bonds and federal agency securities	1,066	0.45%	—	—	78	1.26%	—	—	1,144	0.50%
Other foreign government bonds	757	1.62%	172	5.73%	6	0.43%	—	—	935	2.36%
Agency mortgage-backed securities	—	—	—	—	—	—	134	2.74%	134	2.74%
Corporate bonds and other debt securities	451	1.76%	401	1.17%	56	1.34%	9	0.36%	917	1.46%

Total foreign	2,274	1.10%	573	2.53%	140	1.25%	143	2.58%	3,130	1.44%

Total	5,946	0.37%	7,210	0.16%	2,376	0.17%	1,224	1.17%	16,756	0.31%

Held-to-maturity securities:
Domestic:
Japanese government bonds	1,100	0.19%	1,480	0.19%	480	0.67%	—	—	3,060	0.27%

Total domestic	1,100	0.19%	1,480	0.19%	480	0.67%	—	—	3,060	0.27%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	757	3.73%	757	3.73%

Total foreign	—	—	—	—	—	—	757	3.73%	757	3.73%

Total	1,100	0.19%	1,480	0.19%	480	0.67%	757	3.73%	3,817	0.95%

Other than Japanese government bonds, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2017.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 4 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2013, 2014, 2015, 2016 and 2017:

	2013	2014	2015	2016	2017
	(in billions of yen)
Domestic:
Manufacturing	8,079	8,026	8,224	8,345	8,741
Construction and real estate	7,478	7,205	7,354	7,734	7,654
Services	3,972	3,957	4,273	4,656	4,759
Wholesale and retail	5,356	5,351	5,587	5,409	5,142
Transportation and communications	3,147	3,247	3,157	3,268	3,491
Banks and other financial institutions	3,143	3,460	3,853	3,632	4,006
Government and public institutions	6,907	6,734	4,612	3,395	8,532
Other industries (Note)	4,522	4,983	5,080	4,619	4,427
Individuals:
Mortgage loans	11,234	11,187	11,022	10,590	9,965
Other	742	788	848	924	940

Total domestic	54,580	54,938	54,010	52,572	57,657

Foreign:
Commercial and industrial	10,481	12,938	16,688	17,320	16,872
Banks and other financial institutions	4,089	4,610	6,077	6,382	6,760
Government and public institutions	596	883	1,011	1,175	960
Other (Note)	199	255	426	274	191

Total foreign	15,365	18,686	24,202	25,151	24,783

Total	69,945	73,624	78,212	77,723	82,440
Less: Unearned income and deferred loan fees—net	112	139	164	168	156

Total loans before allowance for loan losses	69,833	73,485	78,048	77,555	82,284

Note:	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2017:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,151	3,370	1,220	8,741
Construction and real estate	1,581	3,111	2,962	7,654
Services	1,963	2,106	690	4,759
Wholesale and retail	2,952	1,628	562	5,142
Transportation and communications	848	2,007	636	3,491
Banks and other financial institutions	1,793	1,617	596	4,006
Government and public institutions	7,738	462	332	8,532
Other industries	2,408	1,359	660	4,427
Individuals	1,394	2,325	7,186	10,905

Total domestic	24,828	17,985	14,844	57,657
Foreign:
Total foreign	11,744	10,645	2,394	24,783

Total	36,572	28,630	17,238	82,440

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2017 were as follows:

(in billions of yen)
Floating rates	35,043
Fixed rates	10,825

Total	45,868

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310, “Receivables” (“ASC 310”). All of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2013, 2014, 2015, 2016 and 2017 by domicile and industry of borrower:

	2013	2014	2015	2016	2017
	(in billions of yen)
Domestic:
Manufacturing	336	229	480	374	379
Construction and real estate	249	138	101	77	57
Services	90	79	71	66	66
Wholesale and retail	173	156	150	147	147
Transportation and communications	59	48	36	29	23
Banks and other financial institutions	14	11	5	3	6
Other industries	5	1	1	4	7
Individuals	235	195	143	123	105

Total domestic	1,161	857	987	823	790
Foreign:
Total foreign	303	288	188	167	191

Total impaired loans	1,464	1,145	1,175	990	981

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2017 would have been ¥11 billion and ¥3 billion, respectively. The MHFG group recognized interest income on these domestic and foreign loans of ¥9 billion and ¥2 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2017.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2015, 2016 and 2017:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2015
United States	4,666	341	5,338	10,345	5.44%	8,357
Germany	1,206	192	279	1,677	0.88%	316
France	1,183	294	197	1,674	0.88%	543
China	108	639	767	1,514	0.80%	82

2016
United States	3,928	261	4,352	8,541	4.41%	8,531
Germany	1,392	224	266	1,882	0.97%	338
France	1,276	304	214	1,794	0.93%	540
United Kingdom	15	264	1,258	1,537	0.79%	954
Korea	212	340	932	1,484	0.77%	92

2017
United States	2,827	254	4,950	8,031	4.01%	8,279
Germany	1,243	190	305	1,738	0.87%	833
United Kingdom	82	309	1,332	1,723	0.86%	1,223

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2013, 2014, 2015, 2016 and 2017:

	2013	2014	2015	2016	2017
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	683	773	626	520	451
Provision (credit) for loan losses	140	(126)	(60)	35	38

Charge-offs:
Domestic:
Manufacturing	25	20	8	37	2
Construction and real estate	5	1	3	2	1
Services	10	3	2	4	3
Wholesale and retail	11	13	15	14	6
Transportation and communications	2	7	1	5	1
Individuals	17	13	10	8	7

Total domestic	70	57	39	70	20
Total foreign	25	8	40	42	11

Total charge-offs	95	65	79	112	31

Recoveries:
Domestic:
Manufacturing	4	6	2	2	1
Construction and real estate	8	5	4	1	2
Services	3	3	2	2	1
Wholesale and retail	3	3	3	8	5
Transportation and communications	1	3	1	1	4
Banks and other financial institutions	1	—	—	—	—
Other industries	—	1	1	—	—
Individuals	4	3	3	2	3

Total domestic	24	24	16	16	16
Total foreign	8	2	7	5	10

Total recoveries	32	26	23	21	26

Net charge-offs	63	39	56	91	5

Others (Note)	13	18	10	(13)	(4)
Balance at end of fiscal year	773	626	520	451	480

Ratio of net charge-offs to average loans outstanding	0.09%	0.05%	0.07%	0.12%	0.01%

Note:	Others includes primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2013, 2014, 2015, 2016 and 2017:

	2013		2014		2015		2016		2017
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	210	11.55%	177	10.90%	187	10.52%	154	10.74%	201	10.60%
Construction and real estate	79	10.69%	51	9.79%	33	9.40%	25	9.95%	20	9.28%
Services	35	5.68%	30	5.37%	26	5.46%	26	5.99%	28	5.77%
Wholesale and retail	84	7.66%	65	7.27%	66	7.14%	58	6.96%	63	6.24%
Transportation and communications	26	4.50%	22	4.41%	14	4.04%	9	4.20%	10	4.23%
Banks and other financial institutions	28	4.49%	21	4.70%	18	4.93%	14	4.67%	13	4.86%
Other industries (Note)	12	16.34%	5	15.92%	5	12.39%	5	10.31%	6	15.72%
Individuals	109	17.12%	95	16.26%	59	15.18%	42	14.82%	34	13.24%
Mortgage loans	86	16.06%	74	15.19%	51	14.09%	35	13.63%	27	12.10%
Other	23	1.06%	21	1.07%	8	1.09%	7	1.19%	7	1.14%

Total domestic	583	78.03%	466	74.62%	408	69.06%	333	67.64%	375	69.94%
Total foreign	190	21.97%	160	25.38%	112	30.94%	118	32.36%	105	30.06%

Total allowance for loan losses	773	100.00%	626	100.00%	520	100.00%	451	100.00%	480	100.00%

Note:	Other industries includes government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015		2016		2017
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	12,378	—%	13,268	—%	17,310	—%
Interest-bearing demand deposits	36,267	0.02%	38,928	0.02%	48,986	0.01%
Time deposits	28,984	0.11%	30,658	0.14%	27,929	0.16%
Certificates of deposit	11,875	0.09%	11,504	0.08%	6,378	0.01%

Foreign offices:
Noninterest-bearing demand deposits	1,179	—%	1,429	—%	2,321	—%
Interest-bearing deposits, principally time deposits	13,647	0.59%	16,276	0.77%	18,313	0.93%
Certificates of deposit	6,154	0.31%	4,682	0.60%	4,860	0.91%

Total	110,484	0.14%	116,745	0.18%	126,097	0.21%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2015, 2016 and 2017 were ¥871 billion, ¥719 billion and ¥645 billion, respectively.

At March 31, 2017, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2017) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	9,238	5,337	14,575
Due after three months through six months	3,525	240	3,765
Due after six months through twelve months	3,620	245	3,865
Due after twelve months	1,380	55	1,435

Total	17,763	5,877	23,640
Foreign offices	14,863	4,754	19,617

Total	32,626	10,631	43,257

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	726	1,239	3,941
Maximum balance outstanding at any month-end during the fiscal year	1,257	4,467	4,123
Balance at end of fiscal year	1,241	4,467	4,123
Weighted average interest rate during the fiscal year	0.17%	0.09%	0.02%
Weighted average interest rate on balance at end of fiscal year	0.12%	0.02%	0.02%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	33,938	31,009	25,629
Maximum balance outstanding at any month-end during the fiscal year	36,530	35,541	25,968
Balance at end of fiscal year	27,165	22,199	21,144
Weighted average interest rate during the fiscal year	0.13%	0.24%	0.48%
Weighted average interest rate on balance at end of fiscal year	0.18%	0.35%	0.58%

Other short-term borrowings:
Average balance outstanding during the fiscal year	3,004	1,873	1,719
Maximum balance outstanding at any month-end during the fiscal year	6,007	2,391	2,135
Balance at end of fiscal year	1,583	2,080	1,477
Weighted average interest rate during the fiscal year	0.21%	0.31%	0.66%
Weighted average interest rate on balance at end of fiscal year	0.25%	0.43%	0.91%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 7, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 7, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited Mizuho Financial Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). The Mizuho Financial Group, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Mizuho Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2017 and our report dated July 7, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 7, 2017

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2016 AND 2017

	2016	2017
	(in millions of yen)
Assets:
Cash and due from banks (Note 9)	1,322,597	1,592,191
Interest-bearing deposits in other banks (Note 9)	35,327,408	45,994,780
Call loans and funds sold	893,545	1,037,986
Receivables under resale agreements (Note 29)	7,805,643	8,967,712
Receivables under securities borrowing transactions (Note 29)	3,407,391	3,350,052
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,020,645 million in 2016 and ¥5,861,942 million in 2017) (Notes 9, 28 and 29)	30,020,743	24,998,493
Investments (Notes 4, 9 and 28):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥513,054 million in 2016 and ¥442,775 million in 2017)	25,452,525	20,557,118
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,238,965 million in 2016 and ¥1,050,714 million in 2017)	4,818,961	3,817,360
Other investments	613,446	595,069
Loans (Notes 5, 6, 9 and 28)	77,555,369	82,283,906
Allowance for loan losses	(451,247)	(479,673)

Loans, net of allowance	77,104,122	81,804,233
Premises and equipment—net (Note 7)	1,837,990	2,041,273
Due from customers on acceptances	109,567	184,171
Accrued income	274,226	270,694
Goodwill (Note 8)	19,097	95,176
Intangible assets (Note 8)	48,651	94,147
Deferred tax assets (Note 20)	57,349	63,520
Other assets (Notes 5, 9, 13, 21, 23 and 28)	4,696,890	4,992,329

Total assets	193,810,151	200,456,304

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2016	2017
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	51,304	96,077
Interest-bearing deposits in other banks	85,976	81,807
Trading account assets	1,639,050	2,099,890
Investments	40,732	46,180
Loans, net of allowance	2,255,409	2,149,321
Other	620,008	772,290

Total assets	4,692,479	5,245,565

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2016 AND 2017

	2016	2017
	(in millions of yen)
Liabilities and equity:
Deposits (Notes 9 and 10):
Domestic:
Noninterest-bearing deposits	16,108,032	19,063,774
Interest-bearing deposits	79,596,483	87,358,504
Foreign:
Noninterest-bearing deposits	1,601,417	1,996,450
Interest-bearing deposits	20,631,790	22,766,225
Due to trust accounts (Note 11)	4,467,305	4,123,088
Call money and funds purchased	2,521,009	1,255,172
Payables under repurchase agreements (Notes 29 and 30)	16,833,263	17,969,941
Payables under securities lending transactions (Notes 29 and 30)	2,844,653	1,919,249
Other short-term borrowings (Note 12)	2,080,039	1,476,612
Trading account liabilities (Notes 28 and 29)	17,111,142	13,591,740
Bank acceptances outstanding	109,567	184,171
Income taxes payable	96,710	73,598
Deferred tax liabilities (Note 20)	201,859	140,475
Accrued expenses	181,441	209,309
Long-term debt (including liabilities accounted for at fair value of ¥1,055,626 million in 2016, and ¥1,496,488 million in 2017) (Notes 12 and 28)	14,765,527	14,529,414
Other liabilities (Notes 13, 21, 23, 24 and 28)	6,476,723	5,026,525

Total liabilities	185,626,960	191,684,247

Commitments and contingencies (Note 24)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 14)	98,924	—
Common stock (Note 15)—no par value, authorized 48,000,000,000 shares in 2016 and 2017, and issued 25,030,525,657 shares in 2016, and 25,386,307,945 shares in 2017	5,703,144	5,826,149
Retained earnings	746,785	918,894
Accumulated other comprehensive income, net of tax (Note 17)	1,469,308	1,521,163
Less: Treasury stock, at cost—Common stock 10,929,211 shares in 2016, and 19,992,754 shares in 2017	(3,610)	(4,849)

Total MHFG shareholders’ equity	8,014,551	8,261,357
Noncontrolling interests	168,640	510,700

Total equity	8,183,191	8,772,057

Total liabilities and equity	193,810,151	200,456,304

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2016	2017
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	292,614	60,575
Trading account liabilities	—	7,723
Long-term debt	411,679	431,190
Other	967,141	1,147,895

Total liabilities	1,671,434	1,647,383

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

	2015	2016	2017
	(in millions of yen)
Interest and dividend income:
Loans, including fees	988,236	1,030,802	1,009,094
Investments:
Interest	130,626	110,411	88,311
Dividends	74,673	79,600	77,343
Trading account assets	174,458	151,278	163,114
Call loans and funds sold	7,555	6,983	5,068
Receivables under resale agreements and securities borrowing transactions	33,379	53,007	91,453
Deposits	48,732	68,090	74,647

Total interest and dividend income	1,457,659	1,500,171	1,509,030

Interest expense:
Deposits	149,776	213,601	264,748
Trading account liabilities	31,402	21,031	21,399
Call money and funds purchased	7,545	7,830	3,173
Payables under repurchase agreements and securities lending transactions	36,641	66,579	120,578
Other short-term borrowings	7,490	6,791	12,175
Long-term debt	179,128	179,575	179,639

Total interest expense	411,982	495,407	601,712

Net interest income	1,045,677	1,004,764	907,318
Provision (credit) for loan losses (Notes 5 and 6)	(60,223)	34,560	37,668

Net interest income after provision (credit) for loan losses	1,105,900	970,204	869,650

Noninterest income:
Fee and commission income (Note 26)	715,657	742,953	746,537
Foreign exchange gains (losses)—net (Note 27)	(34,520)	113,553	69,453
Trading account gains (losses)—net (Note 27)	689,959	559,139	(42,481)
Investment gains (losses)—net (Note 4)	271,174	263,793	333,270
Equity in earnings (losses) of equity method investees—net	17,502	28,969	26,785
Gains on disposal of premises and equipment	2,754	10,223	5,638
Other noninterest income	138,689	165,264	228,830

Total noninterest income	1,801,215	1,883,894	1,368,032

Noninterest expenses:
Salaries and employee benefits (Note 21)	605,454	633,557	663,166
General and administrative expenses	530,365	548,027	570,897
Impairment of goodwill (Note 8)	—	6,222	—
Occupancy expenses	189,004	195,898	194,955
Fee and commission expenses	134,395	146,107	148,483
Provision (credit) for losses on off-balance-sheet instruments (Note 24)	(2,827)	(16,447)	19,464
Other noninterest expenses	183,071	144,129	160,342

Total noninterest expenses	1,639,462	1,657,493	1,757,307

Income before income tax expense	1,267,653	1,196,605	480,375
Income tax expense (Note 20)	437,420	346,542	91,244

Net income	830,233	850,063	389,131
Less: Net income (loss) attributable to noncontrolling interests	27,185	(429)	26,691

Net income attributable to MHFG shareholders	803,048	850,492	362,440

Earnings per common share (Note 19):	(in yen)
Basic net income per common share	32.75	34.19	14.33

Diluted net income per common share	31.64	33.50	14.28

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

	2015	2016	2017
	(in millions of yen)
Net income	830,233	850,063	389,131

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax (Note 4)	622,975	(338,822)	51,957
Foreign currency translation adjustments, net of tax	136,299	(123,221)	(12,322)
Pension liability adjustments, net of tax (Note 21)	163,338	(111,599)	11,922

Total other comprehensive income (loss), net of tax	922,612	(573,642)	51,557

Total comprehensive income	1,752,845	276,421	440,688
Less: Total comprehensive income (loss) attributable to noncontrolling interests	26,669	(2,373)	26,724

Total comprehensive income attributable to MHFG shareholders	1,726,176	278,794	413,964

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 17 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

	2015	2016	2017
	(in millions of yen)
Preferred stock (Note 14):
Balance at beginning of fiscal year	312,651	213,121	98,924
Conversion to common stock	(99,530)	(114,197)	(98,924)

Balance at end of fiscal year	213,121	98,924	—

Common stock (Note 15):
Balance at beginning of fiscal year	5,489,295	5,590,396	5,703,144
Issuance of new shares of common stock due to conversion of preferred stock	99,530	114,197	98,924
Issuance of new shares of common stock due to exercise of stock acquisition rights	864	772	969
Gains (losses) on disposal of treasury stock	67	82	(56)
Stock-based compensation related to stock options (Note 22)	640	(1,058)	(1,009)
Performance-based stock compensation program	—	—	354
Change in ownership interests in consolidated subsidiaries	—	(1,245)	23,824
Cancellation of treasury stock	—	—	(1)

Balance at end of fiscal year	5,590,396	5,703,144	5,826,149

Retained earnings (Accumulated deficit):
Balance at beginning of fiscal year, previously reported	(537,479)	89,432	746,785
Cumulative effect of change in accounting principles, net of tax (Notes 2 and 25)	—	—	(329)
Balance at beginning of fiscal year, adjusted	(537,479)	89,432	746,456
Net income attributable to MHFG shareholders	803,048	850,492	362,440
Dividends declared	(176,137)	(195,265)	(190,002)
Other	—	2,126	—

Balance at end of fiscal year	89,432	746,785	918,894

Accumulated other comprehensive income, net of tax (Note 17):
Balance at beginning of fiscal year, previously reported	1,117,877	2,041,005	1,469,308
Cumulative effect of change in accounting principles (Notes 2 and 25)	—	—	330
Balance at beginning of fiscal year, adjusted	1,117,877	2,041,005	1,469,638
Change during year	923,128	(571,697)	51,525

Balance at end of fiscal year	2,041,005	1,469,308	1,521,163

Treasury stock, at cost:
Balance at beginning of fiscal year	(3,874)	(3,616)	(3,610)
Purchases of treasury stock	(274)	(653)	(1,903)
Disposal of treasury stock	532	659	663
Cancellation of treasury stock	—	—	1

Balance at end of fiscal year	(3,616)	(3,610)	(4,849)

Total MHFG shareholders’ equity	7,930,338	8,014,551	8,261,357

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

	2015	2016	2017
	(in millions of yen)
Noncontrolling interests:
Balance at beginning of fiscal year, previously reported	242,901	259,506	168,640
Cumulative effect of change in accounting principles (Notes 2 and 25)	—	—	(10,441)
Balance at beginning of fiscal year, adjusted	242,901	259,506	158,199
Effect of other increase (decrease) in consolidated subsidiaries	(6,128)	(85,809)	328,692
Dividends paid to noncontrolling interests	(3,936)	(2,683)	(2,914)
Net income (loss) attributable to noncontrolling interests	27,185	(429)	26,691
Net unrealized gains (losses) on available-for-sale securities attributable to noncontrolling interests	(1,360)	(674)	29
Foreign currency translation adjustments attributable to noncontrolling interests	686	(352)	(62)
Pension liability adjustments attributable to noncontrolling interests	158	(919)	65

Balance at end of fiscal year	259,506	168,640	510,700

Total equity	8,189,844	8,183,191	8,772,057

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 17 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

	2015	2016	2017
	(in millions of yen)
Cash flows from operating activities:
Net income	830,233	850,063	389,131
Less: Net income (loss) attributable to noncontrolling interests	27,185	(429)	26,691

Net income attributable to MHFG shareholders	803,048	850,492	362,440
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	166,528	167,930	171,202
Provision (credit) for loan losses	(60,223)	34,560	37,668
Investment losses (gains)—net	(271,174)	(263,793)	(333,270)
Equity in losses (earnings) of equity method investees—net	(17,502)	(28,969)	(26,785)
Foreign exchange losses (gains)—net	357,103	(225,130)	22,812
Deferred income tax expense (benefit)	181,990	123,125	(107,432)
Net change in trading account assets	(2,121,400)	(778,204)	4,867,508
Net change in trading account liabilities	1,333,577	916,958	(3,267,060)
Net change in loans held for sale	56,549	(27,347)	(5,574)
Net change in accrued income	(7,531)	(2,441)	7,087
Net change in accrued expenses	87,157	(26,425)	4,485
Other—net	697,804	(499,046)	(519,773)

Net cash provided by operating activities	1,205,926	241,710	1,213,308

Cash flows from investing activities:
Proceeds from sales of investments	58,629,117	19,830,288	31,139,716
Proceeds from maturities of investments	6,107,552	8,669,730	8,099,488
Purchases of investments	(61,507,248)	(25,046,188)	(34,137,270)
Proceeds from sales of loans	651,339	197,898	291,782
Net change in loans	(2,800,196)	(1,923,627)	(5,606,627)
Net change in interest-bearing deposits in other banks	(8,189,150)	(7,750,251)	(10,688,447)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	1,813,089	385,134	(1,481,661)
Proceeds from sales of premises and equipment	41,521	47,506	12,059
Purchases of premises and equipment	(419,912)	(388,565)	(430,913)
Cash and due from banks acquired in business combination	—	—	301

Net cash used in investing activities	(5,673,888)	(5,978,075)	(12,801,572)

Cash flows from financing activities:
Net change in deposits	9,460,669	5,441,731	14,005,565
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(5,376,701)	(3,900,502)	(771,368)
Net change in due to trust accounts	499,065	3,226,204	(344,217)
Net change in other short-term borrowings	(4,480,378)	571,901	(589,512)
Proceeds from issuance of long-term debt	6,537,703	2,723,168	4,496,041
Repayment of long-term debt	(2,196,492)	(2,307,082)	(4,734,010)
Proceeds from noncontrolling interests	891	1,354	3,323
Payments to noncontrolling interests	(1)	(86)	—
Proceeds from issuance of common stock	6	5	6
Proceeds from sales of treasury stock	3	3	1
Purchases of treasury stock	(12)	(13)	(1,435)
Purchases of treasury stock of subsidiaries	—	—	(1,696)
Dividends paid	(176,186)	(195,283)	(190,031)
Dividends paid to noncontrolling interests	(3,936)	(2,683)	(2,914)

Net cash provided by financing activities	4,264,631	5,558,717	11,869,753

Effect of exchange rate changes on cash and due from banks	34,758	(28,061)	(11,895)

Net increase (decrease) in cash and due from banks	(168,573)	(205,709)	269,594
Cash and due from banks at beginning of fiscal year	1,696,879	1,528,306	1,322,597

Cash and due from banks at end of fiscal year	1,528,306	1,322,597	1,592,191

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2015, 2016 AND 2017

	2015	2016	2017
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	419,070	435,584	582,947
Income taxes paid	172,022	269,364	246,802
Noncash investing activities:
Transfer of loans into other investments	2,414	63,420	—
Investment in capital leases	8,184	16,123	12,467
Noncash assets acquired and liabilities assumed at fair value in business combination (Note 3):
Noncash assets acquired at fair value	—	—	93,049
Noncash Liabilities assumed at fair value	—	—	25,893

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Trust & Custody Services Bank, Ltd. (“TCSB”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. The MHFG Group has introduced an in-house company system based on its diverse customer segments as of April 2016. See Note 32 “Business segment information” for further discussion of the Group’s segment information.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s fiscal year ends on March 31 and the fiscal year of certain subsidiaries ends on December 31. The necessary adjustments have been made to the consolidated financial statements if significant transactions took place during the three-month period. When determining whether to consolidate investee entities, the MHFG Group performed a careful analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation of foreign currency financial statements and foreign currency transactions

Financial statements of overseas entities are prepared using the functional currency of each entity and translated into Japanese yen for consolidation purposes. Assets and liabilities are translated using the fiscal-year-end exchange rate of each functional currency, and income and expenses are translated using the average rate of each functional currency for the period.

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

Under resale agreements, securities borrowing and certain derivatives transactions, the MHFG Group receives collateral in the form of securities. In many cases, the MHFG Group is permitted to sell or repledge the securities obtained as collateral. Disclosures in respect of such collateral are presented in Note 9 “Pledged assets and collateral”. With respect to repurchase agreements, securities lending, and certain derivative transactions, counterparties may have the right to sell or repledge securities that the MHFG Group has pledged as collateral. The MHFG Group separately discloses these pledged securities in the consolidated balance sheets.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Derivatives used for asset and liability management include contracts that qualify for hedge accounting under ASC 815, “Derivatives and Hedging” (“ASC 815”). To be eligible for hedge accounting, derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the particular risk being hedged. All qualifying hedging derivatives are valued at fair value and included in Trading account assets or Trading account liabilities. Derivatives that do not qualify for hedge accounting under ASC 815 are treated as trading positions and are accounted for as such. The fair value amounts recognized for all derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under the master netting agreement with the same counterparty.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of derivative financial instruments are determined based on quoted market prices or broker-dealer quotes, if available. If not available, the fair values are estimated using quoted market prices for similar instruments, option or binomial pricing models or a present value cash flow analysis, utilizing current observable market information, where available. In determining the fair values, the Group considers various factors such as exchange or over-the-counter market quotes, time value of money and volatility factors for options and warrants, observed prices for similar or synthetic instruments, and counterparty credit quality including potential exposure.

Changes in the fair values of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under ASC 815 which are recorded in AOCI. The changes in the fair values of all derivatives relating to foreign currency exchange rates are included in Foreign exchange gains (losses)—net and Trading account gains (losses)—net. Other elements of the changes in the fair values, including interest rate, equity and credit related components, except these of certain credit derivatives hedging the credit risk in the corporate loan portfolio, are recognized in Trading account gains (losses)—net. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure related to its corporate loan portfolio is recorded in Other noninterest income (expenses).

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

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payments of the principal and interest when due. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of a troubled debt restructuring (“TDR”) in accordance with ASC 310, “Receivables” (“ASC 310”).

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 5 “Loans” for the definitions of obligor ratings.

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

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and to non-homogeneous loans that have not been identified as impaired. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data since April 2008 for the fiscal years ended March 31, 2015, 2016 and 2017 for the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

corporate portfolio segment, which resulted in using the data for the past seven, eight and nine years, respectively, and the most recently available data for the past six years for the retail portfolio segment, respectively, in the case of normal obligors; and (b) by using the most recently available data since April 2002, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor ratings.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Intangible assets

Intangible assets having definite useful lives are amortized over their estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed. Intangible assets acquired in connection with the merger of MHSC and Shinko Securities Co., Ltd. (“Shinko”) and the integration among asset management companies consist primarily of customer relationship intangibles, and are amortized over weighted-average amortization periods of 16 years and 16.9 years, respectively. See Note 3 “Business Combination” for further details of the integration among asset management companies. Intangible assets having indefinite useful lives are not amortized and are subject to impairment tests. An impairment loss is recorded to the extent that the carrying amount of the indefinite-lived intangible asset exceeds its estimated fair value. For intangible assets subject to amortization, an impairment loss is recorded if the carrying amount is not recoverable and exceeds its estimated fair value.

Pension and other employee benefits

MHFG and certain subsidiaries sponsor severance indemnities and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on the actuarial present value of benefits, net of investment returns expected from plan assets and their fair values at the balance sheet date. Net periodic expense is charged to Salaries and employee benefits. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if they exceed the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation

The compensation cost with regard to stock options is measured at fair value using the Black-Scholes option pricing model.

The compensation cost with regard to the performance-based stock compensation is determined based upon the fair value of the shares of MHFG common stock as of the grant date and is recognized over the three year deferral period on a straight-line basis.

See Note 22 “Stock-based compensation” for further details of the stock options and the performance-based stock compensation.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In June 2013, the FASB issued Accounting Standards Update (“ASU”) No.2013-08, “Financial Services—Investment Companies (Topic 946)—Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU No.2013-08”). The ASU changes the approach to the investment company assessment and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. The ASU also requires additional disclosures of (a) the fact that the entity is an investment company and is applying the guidance in ASC 946, “Financial Services—Investment Companies” (“ASC 946”), (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The ASU is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. The adoption of ASU No.2013-08 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to secured borrowings, which are effective for interim periods beginning after March 15, 2015. The adoption of ASU No.2014-11 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In November 2014, the FASB issued ASU No.2014-16, “Derivatives and Hedging (Topic 815)—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (“ASU No.2014-16”). The ASU clarifies that an entity that issues or invests in a hybrid financial instrument should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for bifurcation. The ASU also clarifies that an entity should assess the substance of the relevant terms and features in evaluating the nature of a host contract when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued or acquired, and (3) the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of ASU No.2014-16 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” (“ASU No.2015-02”). The ASU amends the current accounting for consolidation of certain legal entities. Specifically the amendments: (1) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. On April 1, 2016, the MHFG Group adopted ASU No.2015-02 using a modified retrospective approach. The adoption of the ASU resulted in a decrease to the beginning balance of Retained earnings of ¥329 million and an increase to the beginning balance of Accumulated other comprehensive income of ¥330 million, respectively. See Note 25 “Variable interest entities and securitizations” for further information.

In April 2015, the FASB issued ASU No.2015-03, “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs” (“ASU No.2015-03”). The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years, and should be applied retrospectively. The adoption of ASU No.2015-03 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition. The retrospective adoption of ASU No.2015-03 resulted in the reduction of Other assets and Long-term debt in the comparative consolidated balance sheet.

In May 2015, the FASB issued ASU No.2015-07, “Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2015-07”). The ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. The adoption of ASU No.2015-07 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU provides comprehensive guidance in respect of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU was effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2016. In August 2015, the FASB issued ASU No.2015-14, “Revenue from Contracts with Customers (Topic 606)—Deferral of the Effective Date” (“ASU No.2015-14”) to defer the effective date of ASU No.2014-09 by one year. Therefore, ASU No.2014-09 is effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2017 under a modified retrospective approach or retrospectively to all periods presented. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The MHFG Group expects to adopt ASU No.2014-09 on April 1, 2018 and is currently evaluating the potential impact that the adoption of ASU No.2014-09 and any subsequent amendments will have on its consolidated results of operations and financial condition, as well as on its disclosures. The Group is also currently evaluating the method of adoption. While the guidance is not applicable to revenue associated with financial instruments such as loans, investment securities and derivatives, the Group currently expects that the new guidance may primarily affect Fee and commission income, including brokerage fees, underwriting fees and asset management fees, and Other noninterest income. In preparation for the adoption of the new guidance, the Group has been working to perform an initial scoping analysis of the Group’s revenue contracts and is in the process of identifying revenue contracts to be reviewed in further detail.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU No.2016-13”). The ASU replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The ASU also requires that credit losses on available-for-sale debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and will be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-13 will have on its consolidated results of operations and financial condition.

In October 2016, the FASB issued ASU No.2016-16, “Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory” (“ASU No.2016-16”). The ASU requires recognition of current and deferred income taxes in an intra-entity transfer of an asset other than inventory when the transfer occurs although current U.S. GAAP has prohibited the recognition of income tax consequences of the transfer until the asset has been sold to an outside party. The ASU does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Early application is permitted for all entities as of the beginning of a fiscal year for which financial statements (interim or annual) have not been issued or made available for issuance. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-16 will have on its consolidated results of operations and financial condition.

In January 2017, the FASB issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment” (“ASU No.2017-04”). The ASU eliminates Step 2, under which an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, from the goodwill impairment test. Instead, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The ASU is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early application is permitted for interim or annual goodwill impairment tests performed on testing dates

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

after January 1, 2017. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No. 2017-04 will have on its consolidated results of operations and financial condition.

In May 2017, the FASB issued ASU No.2017-09, “Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting” (“ASU No.2017-09”). The ASU provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following factors of the award are the same before and after the modification: (1) the fair value, (2) the vesting conditions and (3) the classification as an equity or a liability instrument. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the ASU. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, and should be applied prospectively to an award modified on or after the adoption date. Early application is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued. The MHFG Group does not expect that the adoption of ASU No. 2017-09 will have a material impact on its consolidated results of operations or financial condition.

3. Business combination

Integration among asset management companies

On October 1, 2016, DIAM Co., Ltd. (“DIAM”), MHTB, Mizuho Asset Management Co., Ltd. (“MHAM”) and Shinko Asset Management Co., Ltd. (“Shinko Asset Management”) (collectively, the “Integrating Companies”) integrated their asset management functions pursuant to an integration agreement signed on July 13, 2016. The integration was implemented through the following steps: (i) a merger between MHAM as surviving company and Shinko Asset Management as absorbed company; (ii) a company split between MHTB and MHAM (after the merger in (i) above) as successor company whereby rights and obligations attributed to Asset Management Division of MHTB were transferred to MHAM; and (iii) a merger between DIAM as surviving company and MHAM as absorbed company. After the integration, DIAM was renamed Asset Management One.

As of September 30, 2016, MHAM was a wholly-owned subsidiary of MHFG and DIAM was an equity method affiliate of the MHFG Group which owned 50.0% of the voting equity interests. On October 1, 2016, MHFG exchanged 30.0% of the voting equity interests in MHAM (after the split in (ii) above) for voting equity interests and non-voting equity interests in DIAM. As a result of the exchange, MHFG acquired 51.0% of the voting rights and 70.0% of the economic interests in Asset Management One, which became a consolidated subsidiary of the Group.

Based on the strong commitment of MHFG and Dai-ichi Life Holdings, Inc. (“Dai-ichi Life”) to strengthen and develop their respective asset management businesses, Asset Management One aims to achieve significant development as a global asset management company, providing its customers with high-quality solutions by combining the asset management-related knowledge and experience accumulated and developed by each of the Integrating Companies over many years, and by taking full advantage of collaboration with both the MHFG Group and the Dai-ichi Life group. The MHFG Group recognized goodwill at the acquisition date. The goodwill was not allocated to the reportable segments in Note 32 “Business segment information”. The MHFG Group allocated the entire amount of the goodwill to the Asset Management One reporting unit for the purpose of assessing impairment. None of the goodwill recognized is deductible for tax purposes.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the consideration paid for DIAM and the amounts of the acquired assets and assumed liabilities recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in DIAM. There were no material acquisition-related costs that were recognized separately from the acquisition of the assets and the assumption of the liabilities.

At October 1, 2016
(in millions of yen)
Consideration:
Equity instruments (1,038,408 common shares of MHAM)	28,842

Fair value of total consideration transferred	28,842
Fair value of equity interests in DIAM held by MHFG before the business combination	72,106

100,948

Recognized amounts of identifiable assets acquired:
Cash and due from banks	831
Interest-bearing deposits in other banks	12,873
Trading account assets	266
Investments	12,234
Premises and equipment-net	3,546
Accrued income	7,882
Intangible assets (Note)	53,037
Deferred tax assets	1,003
Other assets	2,208

Recognized amounts of identifiable liabilities assumed:
Trading account liabilities	304
Income taxes payable	918
Deferred taxes liabilities	16,238
Accrued expenses	5,392
Other liabilities	3,041

Total identifiable net assets	67,987
Goodwill	76,225

Noncontrolling interest in DIAM	43,264

100,948

Note:	Amount represents customer relationships subject to amortization, of which the weighted-average amortization period is 16.9 years.

The fair value of the equity interests in DIAM held by MHFG before the business combination (¥72,106 million), the fair value of the 1,038,408 common shares of MHAM as the consideration paid for DIAM (¥28,842 million) and the fair value of the noncontrolling interest in DIAM (¥43,264 million) were determined with reference to an independent third-party appraisal by applying the income approach and the market approach. The income approach was based on the discounted future cash flows of DIAM and MHAM and the market approach was based on market values, earnings and revenues of public companies comparable to DIAM and MHAM. A discount for lack of control was not considered in determining the fair value of the noncontrolling interest, which

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is entirely held by Dai-Ichi Life, as the economic benefits of DIAM are expected to be divided proportionately between MHFG and Dai-Ichi Life based on their respective economic interests.

On October 1, 2016, the MHFG Group recognized a gain of ¥56,226 million as a result of remeasuring to fair value its 50.0% of the voting equity interests in DIAM held before the business combination. The gain is included in Other noninterest income in the Group’s consolidated statement of income for the fiscal year ended March 31, 2017. In addition, the MHFG Group recognized an increase in Common stock of ¥23,829 million as a result of remeasuring to fair value its 30.0% of the voting equity interests in MHAM held before the business combination due to the change in the voting equity interests in MHAM.

The revenue and earnings of Asset Management One since the acquisition date included in the Group’s consolidated statement of income for the fiscal year ended March 31, 2017 are not material. Other than the gain of ¥56,226 million described above, the revenue and earnings of the MHFG Group would not have differed significantly from those reported in the consolidated statements of income for the fiscal years ended March 31, 2016 and 2017 if the business combination had occurred as of the beginning of the fiscal year ended March 31, 2016.

4. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2016 and 2017 are as follows:

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
	(in millions of yen)
2017
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,256,512	22,782	16,408	10,262,886
Japanese local government bonds	279,864	4,841	233	284,472
U.S. Treasury bonds and federal agency securities	1,148,389	10	4,578	1,143,821
Other foreign government bonds	933,942	1,246	236	934,952
Agency mortgage-backed securities (1)	832,738	15,500	5,441	842,797
Residential mortgage-backed securities	142,879	1,838	558	144,159
Commercial mortgage-backed securities	223,105	1,092	282	223,915
Japanese corporate bonds and other debt securities (2)	1,958,472	52,046	2,286	2,008,232
Foreign corporate bonds and other debt securities (3)	909,052	3,377	1,643	910,786
Equity securities (marketable)	1,528,808	2,273,883	1,593	3,801,098

Total	18,213,761	2,376,615	33,258	20,557,118

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,059,976	37,168	—	3,097,144
Agency mortgage-backed securities (4)	757,384	121	7,931	749,574

Total	3,817,360	37,289	7,931	3,846,718

Notes :

(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥168,604 million and ¥780,282 million, respectively, at March 31, 2016, and ¥134,240 million and ¥708,557 million, respectively, at March 31, 2017. U.S. agency securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Other debt securities presented in the above table primarily consist of certificates of deposit (“CDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥158,446 million at March 31, 2016, and ¥155,138 million at March 31, 2017.
(3)	Other debt securities presented in the above table primarily consist of CDs, ABS, and collateralized loan obligations (“CLO”), of which the total fair values were ¥201,952 million at March 31, 2016, and ¥258,059 million at March 31, 2017.
(4)	All Agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2017 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	3,147,992	5,538,724	1,569,796	—	10,256,512
Japanese local government bonds	41,307	101,307	136,701	549	279,864
U.S. Treasury bonds and federal agency securities	1,065,881	—	82,508	—	1,148,389
Other foreign government bonds	757,093	170,836	6,013	—	933,942
Agency mortgage-backed securities	—	—	—	832,738	832,738
Residential mortgage-backed securities	—	—	—	142,879	142,879
Commercial mortgage-backed securities	7,000	116,633	99,472	—	223,105
Japanese corporate bonds and other debt securities	471,592	866,455	431,097	189,328	1,958,472
Foreign corporate bonds and other debt securities	450,865	399,330	55,808	3,049	909,052

Total	5,941,730	7,193,285	2,381,395	1,168,543	16,684,953

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,100,032	1,480,073	479,871	—	3,059,976
Agency mortgage-backed securities	—	—	—	757,384	757,384

Total	1,100,032	1,480,073	479,871	757,384	3,817,360

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	3,151,367	5,549,293	1,562,226	—	10,262,886
Japanese local government bonds	41,366	102,326	140,138	642	284,472
U.S. Treasury bonds and federal agency securities	1,065,415	—	78,406	—	1,143,821
Other foreign government bonds	757,094	171,662	6,196	—	934,952
Agency mortgage-backed securities	—	—	—	842,797	842,797
Residential mortgage-backed securities	—	—	—	144,159	144,159
Commercial mortgage-backed securities	7,008	116,641	100,266	—	223,915
Japanese corporate bonds and other debt securities	472,047	869,226	433,132	233,827	2,008,232
Foreign corporate bonds and other debt securities	451,370	400,669	55,728	3,019	910,786

Total	5,945,667	7,209,817	2,376,092	1,224,444	16,756,020

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,102,730	1,491,570	502,844	—	3,097,144
Agency mortgage-backed securities	—	—	—	749,574	749,574

Total	1,102,730	1,491,570	502,844	749,574	3,846,718

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table shows the other-than-temporary impairment losses on available-for-sale securities for the fiscal years ended March 31, 2015, 2016 and 2017. No impairment losses were recognized on held-to-maturity securities for the periods.

	2015	2016	2017
	(in millions of yen)
Available-for-sale securities:
Debt securities	450	4,020	138
Equity securities	618	34,041	12,029

Total	1,068	38,061	12,167

For the fiscal year ended March 31, 2017, the other-than-temporary impairment losses on debt securities were attributable to the decline in the fair value of certain Japanese corporate bonds in respect of which the MHFG Group determined credit losses existed. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment on these securities was recognized in earnings. There has never been any instance related to credit losses on debt securities recognized in earnings where a portion of an other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses on equity securities were mainly attributable to the decline in the fair value of certain Japanese equity securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2016 and 2017:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2016
Available-for-sale securities:
Debt securities:
Japanese government bonds	1,531,400	692	74,427	323	1,605,827	1,015
Japanese local government bonds	3,434	3	—	—	3,434	3
U.S. Treasury bonds and federal agency securities	315,425	32	—	—	315,425	32
Other foreign government bonds	225,493	139	225	14	225,718	153
Agency mortgage-backed securities (1)	15,965	86	58,147	1,207	74,112	1,293
Residential mortgage-backed securities	2,417	3	39,984	875	42,401	878
Commercial mortgage-backed securities	40,471	300	22,465	223	62,936	523
Japanese corporate bonds and other debt securities	360,782	348	20,109	72	380,891	420
Foreign corporate bonds and other debt securities	186,478	972	22,090	449	208,568	1,421
Equity securities (marketable)	71,262	4,515	180	62	71,442	4,577

Total	2,753,127	7,090	237,627	3,225	2,990,754	10,315

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	394,673	5,384	101,892	882	496,565	6,266

Total	394,673	5,384	101,892	882	496,565	6,266

2017
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,574,649	15,796	95,612	612	5,670,261	16,408
Japanese local government bonds	58,700	233	—	—	58,700	233
U.S. Treasury bonds and federal agency securities	1,013,962	4,578	—	—	1,013,962	4,578
Other foreign government bonds	334,300	230	8,327	6	342,627	236
Agency mortgage-backed securities (1)	195,887	3,705	42,501	1,736	238,388	5,441
Residential mortgage-backed securities	5,873	3	28,994	555	34,867	558
Commercial mortgage-backed securities	8,314	218	17,634	64	25,948	282
Japanese corporate bonds and other debt securities	470,602	2,062	158,713	224	629,315	2,286
Foreign corporate bonds and other debt securities	202,347	1,353	77,699	290	280,046	1,643
Equity securities (marketable)	30,688	383	4,117	1,210	34,805	1,593

Total	7,895,322	28,561	433,597	4,697	8,328,919	33,258

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	460,882	3,518	259,466	4,413	720,348	7,931

Total	460,882	3,518	259,466	4,413	720,348	7,931

Notes	:
(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥69,805 million and ¥4,307 million, respectively, at March 31, 2016, and ¥134,118 million and ¥104,270 million, respectively, at March 31, 2017. U.S. agency securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	All Agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2017, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including Japanese corporate bonds with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

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

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the fiscal years ended March 31, 2015, 2016 and 2017. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2015, 2016 and 2017” for the proceeds from sales of investments, the vast majority of which consists of the proceeds from sales of available-for-sale securities.

	2015	2016	2017
	(in millions of yen)
Gross realized gains	220,250	297,344	353,036
Gross realized losses	(14,670)	(45,376)	(21,163)

Net realized gains (losses) on sales of available-for-sale securities	205,580	251,968	331,873

Other investments

The following table summarizes the composition of Other investments at March 31, 2016 and 2017:

	2016	2017
	(in millions of yen)
Equity method investments	258,180	249,679
Investments held by consolidated investment companies	42,045	37,462
Other equity interests	313,221	307,928

Total	613,446	595,069

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥124,830 million and ¥132,817 million, at March 31, 2016 and 2017, respectively. The aggregate market values of these marketable equity securities were ¥277,508 million and ¥273,249 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The majority of the aggregate market values of these marketable equity securities are related to Orient Corporation, of which the MHFG Group’s proportionate share of the total outstanding common stock was 49.0% as of March 31, 2017.

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

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2016 and 2017:

	2016	2017
	(in millions of yen)
Domestic:
Manufacturing	8,344,808	8,740,281
Construction and real estate	7,733,513	7,654,016
Services	4,655,704	4,759,225
Wholesale and retail	5,408,850	5,142,003
Transportation and communications	3,267,902	3,490,415
Banks and other financial institutions	3,632,481	4,006,401
Government and public institutions	3,395,784	8,532,246
Other industries (Note)	4,619,336	4,427,349
Individuals:
Mortgage loans	10,589,646	9,964,633
Other	924,408	939,971

Total domestic	52,572,432	57,656,540

Foreign:
Commercial and industrial	17,319,284	16,872,448
Banks and other financial institutions	6,382,449	6,759,921
Government and public institutions	1,174,665	959,948
Other (Note)	273,695	190,724

Total foreign	25,150,093	24,783,041

Total	77,722,525	82,439,581
Less: Unearned income and deferred loan fees—net	167,156	155,675

Total loans before allowance for loan losses	77,555,369	82,283,906

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥33,291 million, ¥1,752 million and ¥919 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value of ¥34,262 million, ¥810 million, and ¥310 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB:

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.

Watch (Note)	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

Note:	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2016 and 2017:

	Normal obligors				Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)
	(in millions of yen)
2016
Domestic:
Manufacturing	4,859,256	2,681,958	103,343	148,102	163,213	12,473	2,958	373,505	8,344,808
Construction and real estate	3,956,798	2,709,617	601,251	157,057	215,244	16,408	255	76,883	7,733,513
Services	2,611,296	1,674,328	195,140	2,380	81,704	24,846	—	66,010	4,655,704
Wholesale and retail	2,240,228	2,552,552	223,677	57,865	147,404	39,486	546	147,092	5,408,850
Transportation and communications	2,410,967	695,697	86,094	380	35,090	10,518	—	29,156	3,267,902
Banks and other financial institutions	2,719,047	881,405	2,234	3,788	22,303	264	—	3,440	3,632,481
Government and public institutions	3,181,241	4,047	—	210,496	—	—	—	—	3,395,784
Other industries (4)	1,954,222	685,258	3,501	1,929,712	7,053	329	35,315	3,946	4,619,336
Individuals	—	259,646	10,891,538	107,131	34,744	96,729	1,659	122,607	11,514,054

Total domestic	23,933,055	12,144,508	12,106,778	2,616,911	706,755	201,053	40,733	822,639	52,572,432

Foreign:
Commercial and industrial	9,468,077	4,966,929	46	2,214,584	422,567	—	80,339	166,742	17,319,284
Banks and other financial institutions	5,129,904	550,380	—	656,969	45,196	—	—	—	6,382,449
Government and public institutions	942,366	224,514	—	2,940	4,801	—	—	44	1,174,665
Other (4)	—	6,308	8,336	258,363	132	10	268	278	273,695

Total foreign	15,540,347	5,748,131	8,382	3,132,856	472,696	10	80,607	167,064	25,150,093

Total	39,473,402	17,892,639	12,115,160	5,749,767	1,179,451	201,063	121,340	989,703	77,722,525

2017
Domestic:
Manufacturing	5,313,232	2,599,760	90,825	67,734	276,771	11,589	1,314	379,056	8,740,281
Construction and real estate	4,199,022	2,641,436	558,321	15,585	165,836	16,023	317	57,476	7,654,016
Services	2,699,487	1,687,515	185,577	910	95,973	23,189	204	66,370	4,759,225
Wholesale and retail	2,244,214	2,369,842	200,003	22,785	124,846	32,911	501	146,901	5,142,003
Transportation and communications	2,584,367	739,781	82,543	1,092	50,319	9,698	—	22,615	3,490,415
Banks and other financial institutions	3,050,605	887,527	1,894	37,907	21,574	353	—	6,541	4,006,401
Government and public institutions	4,059,349	1,600	—	4,471,297	—	—	—	—	8,532,246
Other industries (4)	1,873,137	591,109	3,535	1,906,756	4,613	410	41,179	6,610	4,427,349
Individuals	—	289,809	10,312,739	80,566	26,288	89,066	1,434	104,702	10,904,604

Total domestic	26,023,413	11,808,379	11,435,437	6,604,632	766,220	183,239	44,949	790,271	57,656,540

Foreign:
Commercial and industrial	9,310,432	4,814,906	173	2,153,757	312,275	—	90,722	190,183	16,872,448
Banks and other financial institutions	5,628,387	592,380	—	480,806	58,348	—	—	—	6,759,921
Government and public institutions	741,478	214,558	—	1,082	2,801	—	—	29	959,948
Other (4)	—	6,535	9,439	173,464	124	8	753	401	190,724

Total foreign	15,680,297	5,628,379	9,612	2,809,109	373,548	8	91,475	190,613	24,783,041

Total	41,703,710	17,436,758	11,445,049	9,413,741	1,139,768	183,247	136,424	980,884	82,439,581

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.
(4)	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated VIEs.

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2016 and 2017:

	Recorded investment (1)			Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2016
Domestic:
Manufacturing	365,361	8,144	373,505	379,642	138,676	410,491	7,930
Construction and real estate	59,883	17,000	76,883	87,516	10,130	89,075	1,246
Services	56,695	9,315	66,010	72,603	19,095	69,525	1,292
Wholesale and retail	134,425	12,667	147,092	157,215	46,304	149,324	2,376
Transportation and communications	25,665	3,491	29,156	30,497	5,694	33,119	630
Banks and other financial institutions	3,390	50	3,440	3,440	1,095	5,188	42
Other industries	3,591	355	3,946	4,132	799	2,665	64
Individuals	63,367	59,240	122,607	135,325	6,085	133,015	2,058

Total domestic	712,377	110,262	822,639	870,370	227,878	892,402	15,638

Foreign:
Total foreign	148,471	18,593	167,064	180,870	61,308	186,440	2,629

Total	860,848	128,855	989,703	1,051,240	289,186	1,078,842	18,267

2017
Domestic:
Manufacturing	372,241	6,815	379,056	383,812	148,777	375,895	2,859
Construction and real estate	46,130	11,346	57,476	66,006	6,367	66,796	877
Services	58,366	8,004	66,370	72,261	20,122	66,050	1,173
Wholesale and retail	133,466	13,435	146,901	155,023	52,341	148,865	2,261
Transportation and communications	19,386	3,229	22,615	23,568	5,968	24,035	371
Banks and other financial institutions	2,601	3,940	6,541	6,873	962	5,305	50
Other industries	6,484	126	6,610	6,740	1,999	6,053	91
Individuals	51,893	52,809	104,702	114,880	4,935	114,104	1,696

Total domestic	690,567	99,704	790,271	829,163	241,471	807,103	9,378

Foreign:
Total foreign	160,563	30,050	190,613	209,129	61,102	169,192	2,040

Total	851,130	129,754	980,884	1,038,292	302,573	976,295	11,418

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment. The total carrying amount of the groups of small balance, homogeneous loans at March 31, 2016 and 2017 was ¥347,839 million and ¥302,251 million, respectively.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans in the consolidated statements of income.

The remaining balance of impaired loans which had been partially charged off was ¥31,933 million and ¥26,513 million as of March 31, 2016 and 2017, respectively.

Troubled debt restructurings

The MHFG Group considers a TDR to be a restructuring in which it, for economic or legal reasons related to the obligor’s financial difficulties, grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is E2 or below. The following table presents TDRs that were entered into during the fiscal years ended March 31, 2016 and 2017:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (Note)	Charge-offs
		(in millions of yen)
2016
Domestic:
Manufacturing	67,058	34,081	108,395
Construction and real estate	—	—	27,078
Services	—	—	43,919
Wholesale and retail	—	—	157,651
Transportation and communications	49	279	28,244
Banks and other financial institutions	—	—	6,342
Other industries	—	—	7,120
Individuals	—	—	28,163

Total domestic	67,107	34,360	406,912

Foreign:
Total foreign	—	—	44,748

Total	67,107	34,360	451,660

2017
Domestic:
Manufacturing	—	—	106,697
Construction and real estate	—	—	18,818
Services	—	—	45,287
Wholesale and retail	—	—	159,649
Transportation and communications	—	—	17,417
Banks and other financial institutions	—	—	7,933
Other industries	—	—	2,518
Individuals	—	—	17,067

Total domestic	—	—	375,386

Foreign:
Total foreign	—	—	35,685

Total	—	—	411,071

Note: Amounts represent the book values of loans immediately after the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2016 and 2017 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2016	2017
	(in millions of yen)
Domestic:
Manufacturing	10,669	5,164
Construction and real estate	2,195	2,887
Services	4,824	4,471
Wholesale and retail	20,522	10,116
Transportation and communications	2,361	795
Other industries	—	14
Individuals	3,864	2,288

Total domestic	44,435	25,735

Foreign:
Total foreign	10,846	3,213

Total	55,281	28,948

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2016 and 2017:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2016
Domestic:
Manufacturing	1,555	163	9,454	11,172	8,333,636	8,344,808
Construction and real estate	2,713	1,024	35,691	39,428	7,694,085	7,733,513
Services	2,479	223	7,016	9,718	4,645,986	4,655,704
Wholesale and retail	3,193	886	8,861	12,940	5,395,910	5,408,850
Transportation and communications	594	81	2,033	2,708	3,265,194	3,267,902
Banks and other financial institutions	—	—	—	—	3,632,481	3,632,481
Government and public institutions	—	—	—	—	3,395,784	3,395,784
Other industries	—	—	29	29	4,619,307	4,619,336
Individuals	38,682	13,570	38,413	90,665	11,423,389	11,514,054

Total domestic	49,216	15,947	101,497	166,660	52,405,772	52,572,432

Foreign:
Total foreign	859	2,598	30,000	33,457	25,116,636	25,150,093

Total	50,075	18,545	131,497	200,117	77,522,408	77,722,525

2017
Domestic:
Manufacturing	1,938	360	7,767	10,065	8,730,216	8,740,281
Construction and real estate	2,818	947	32,523	36,288	7,617,728	7,654,016
Services	917	217	5,914	7,048	4,752,177	4,759,225
Wholesale and retail	1,330	2,834	5,585	9,749	5,132,254	5,142,003
Transportation and communications	384	322	1,859	2,565	3,487,850	3,490,415
Banks and other financial institutions	—	—	—	—	4,006,401	4,006,401
Government and public institutions	—	—	—	—	8,532,246	8,532,246
Other industries	—	—	69	69	4,427,280	4,427,349
Individuals	32,995	12,291	34,846	80,132	10,824,472	10,904,604

Total domestic	40,382	16,971	88,563	145,916	57,510,624	57,656,540

Foreign:
Total foreign	546	216	95,719	96,481	24,686,560	24,783,041

Total	40,928	17,187	184,282	242,397	82,197,184	82,439,581

6. Allowance for loan losses

In accordance with ASC 450, a formula-based allowance utilizing historical loss factors, after adjusting for existing economic conditions where appropriate, is applied to groups of non-homogeneous loans and small balance, homogeneous loans which have not been identified as impaired. At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details of the methodology used to determine the allowance for loan losses and Note 5 “Loans” for further details of obligor ratings and pool allocations.

Changes in Allowance for loan losses by portfolio segment for the fiscal years ended March 31, 2015, 2016 and 2017 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2015
Balance at beginning of fiscal year	501,349	95,542	29,286	626,177

Provision (credit) for loan losses	(40,167)	(33,261)	13,205	(60,223)

Charge-offs	(64,634)	(3,266)	(11,322)	(79,222)
Recoveries	19,086	1,454	2,743	23,283

Net charge-offs	(45,548)	(1,812)	(8,579)	(55,939)

Others (Note)	7,543	—	2,701	10,244

Balance at end of fiscal year	423,177	60,469	36,613	520,259

2016
Balance at beginning of fiscal year	423,177	60,469	36,613	520,259

Provision (credit) for loan losses	33,532	(15,474)	16,502	34,560

Charge-offs	(97,536)	(2,173)	(12,610)	(112,319)
Recoveries	17,232	1,399	2,034	20,665

Net charge-offs	(80,304)	(774)	(10,576)	(91,654)

Others (Note)	(8,666)	—	(3,252)	(11,918)

Balance at end of fiscal year	367,739	44,221	39,287	451,247

2017
Balance at beginning of fiscal year	367,739	44,221	39,287	451,247

Provision (credit) for loan losses	45,059	(10,666)	3,275	37,668

Charge-offs	(22,901)	(1,754)	(6,597)	(31,252)
Recoveries	18,320	5,122	2,158	25,600

Net charge-offs	(4,581)	3,368	(4,439)	(5,652)

Others (Note)	(890)	—	(2,700)	(3,590)

Balance at end of fiscal year	407,327	36,923	35,423	479,673

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2016 and 2017:

	Corporate	Retail	Other	Total
	(in millions of yen)
2016
Allowance for loan losses	367,739	44,221	39,287	451,247

of which individually evaluated for impairment	222,591	3,829	12,521	238,941
of which collectively evaluated for impairment	145,148	40,392	26,766	212,306

Loans (Note)	59,385,962	12,414,453	5,922,110	77,722,525

of which individually evaluated for impairment	634,049	24,768	63,280	722,097
of which collectively evaluated for impairment	58,751,913	12,389,685	5,858,830	77,000,428

2017
Allowance for loan losses	407,327	36,923	35,423	479,673

of which individually evaluated for impairment	272,714	2,922	13,306	288,942
of which collectively evaluated for impairment	134,613	34,001	22,117	190,731

Loans (Note)	61,120,654	11,722,726	9,596,201	82,439,581

of which individually evaluated for impairment	772,647	23,422	65,075	861,144
of which collectively evaluated for impairment	60,348,007	11,699,304	9,531,126	81,578,437

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

In the fiscal year ended March 31, 2017, Provision for loan losses increased by ¥3,108 million from the previous fiscal year. Although obligor categories improved as a whole, reflecting the gradual recovery in the economic environment, Provision for loan losses increased due mainly to the deterioration of credit status of certain borrowers.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Premises and equipment

Premises and equipment at March 31, 2016 and 2017 consist of the following:

	2016	2017
	(in millions of yen)
Land	552,205	575,054
Buildings	827,458	807,312
Equipment and furniture	463,205	485,407
Leasehold improvements	88,195	93,967
Construction in progress	20,656	23,093
Software	1,086,124	1,308,292

Total	3,037,843	3,293,125
Less: Accumulated depreciation and amortization	1,199,853	1,251,852

Premises and equipment—net	1,837,990	2,041,273

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2015, 2016 and 2017 was ¥161,152 million, ¥162,676 million and ¥163,769 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥69,077 million and ¥80,430 million at March 31, 2016 and 2017, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2016 and 2017 amounted to ¥34,733 million and ¥40,155 million, respectively.

8. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	(in millions of yen)
Balance at beginning of fiscal year	11,549	11,703	19,097
Goodwill acquired	—	16,470 (1)	76,225	(2)
Impairment losses recognized	—	(6,222)	—
Foreign exchange translation	154	(2,854)	(146)
Balance at end of fiscal year	11,703	19,097	95,176

Gross amount of goodwill (3)	81,254	94,473	171,432
Accumulated impairment losses	69,551	75,376	76,256

Notes:

(1)	Goodwill acquired is entirely related to the acquisition of Simplex Real Estate Management Inc. and Simplex REIT Partners Inc.
(2)	Goodwill acquired is entirely related to the acquisition of Asset Management One (see Note 3 “Business combination”).
(3)	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 32 “Business segment information”.

Due to the prolonged severe business environment for Banco Mizuho do Brasil S.A., it was determined that the carrying amount of the Banco Mizuho do Brasil S.A. reporting unit exceeded its fair value, which is based on the market approach. Therefore, a goodwill impairment loss of ¥6,222 million was recognized during the fiscal year ended March 31, 2016.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2016 and 2017:

	2016			2017
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	73,949	35,178	38,771	126,979	42,517	84,462
Other	2,864	2,208	656	2,814	2,190	624

Total	76,813	37,386	39,427	129,793	44,707	85,086

Intangible assets not subject to amortization:
Total	9,224	—	9,224	9,061	—	9,061

Total	86,037	37,386	48,651	138,854	44,707	94,147

Note:	Customer relationships were acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016, see Note 3 “Business combination” for further details of the integration among asset management companies. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2015, 2016, and 2017, the MHFG Group recognized ¥5,376 million, ¥5,254 million, and ¥7,433 million, respectively, of amortization expense in respect of intangible assets.

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2018	9,465
2019	9,243
2020	8,940
2021	8,232
2022	7,699

9. Pledged assets and collateral

The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2016 and 2017:

	2016	2017
	(in billions of yen)
Interest-bearing deposits in other banks	69	51
Trading account assets	7,939	6,577
Investments	10,254	8,213
Loans	5,871	7,468
Other assets	1,322	1,588

Total	25,455	23,897

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The associated liabilities collateralized by the above assets at March 31, 2016 and 2017 are summarized below:

	2016	2017
	(in billions of yen)
Deposits	813	919
Payables under repurchase agreements	6,182	6,109
Payables under securities lending transactions	2,790	1,460
Other short-term borrowings	657	686
Long-term debt	5,545	4,220

Total	15,987	13,394

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2016 and 2017, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥34,377 billion and ¥44,741 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,322 billion and ¥1,462 billion at March 31, 2016 and 2017, respectively.

At March 31, 2016 and 2017, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥12,116 billion and ¥13,395 billion, respectively, of which ¥11,616 billion and ¥12,988 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales.

10. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2017) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2016 and 2017 are as follows:

	2016	2017
	(in millions of yen)
Domestic offices:
Time deposits	19,209,570	17,763,052
Certificates of deposit	6,432,810	5,877,100

Total	25,642,380	23,640,152

Foreign offices:
Time deposits	12,708,142	14,862,230
Certificates of deposit	5,394,695	4,754,170

Total	18,102,837	19,616,400

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2016 and 2017 was ¥890 billion and ¥718 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2017 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	22,800,247	5,821,000	28,621,247
Due after one year through two years	2,024,310	56,100	2,080,410
Due after two years through three years	1,206,888	—	1,206,888
Due after three years through four years	349,896	—	349,896
Due after four years through five years	346,569	—	346,569
Due after five years	133,581	—	133,581

Total	26,861,491	5,877,100	32,738,591

Foreign offices:
Due in one year or less	14,765,251	4,599,583	19,364,834
Due after one year through two years	88,304	38,709	127,013
Due after two years through three years	5,740	55,818	61,558
Due after three years through four years	—	60,067	60,067
Due after four years through five years	198	—	198
Due after five years	8,956	—	8,956

Total	14,868,449	4,754,177	19,622,626

Total	41,729,940	10,631,277	52,361,217

11. Due to trust accounts

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

12. Short-term borrowings and long-term debt

Short-term borrowings

Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.

Details of Other short-term borrowings at March 31, 2016 and 2017 are as follows:

	2016	2017
	(in millions of yen)
Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1) (2)	289,219	59,607
Commercial paper and short-term notes issued by MHFG and its subsidiaries (1) (3)	1,369,302	956,447
Borrowings from the Bank of Japan	324,146	355,255
Other	97,372	105,303

Total	2,080,039	1,476,612

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Short-term notes are issued under the laws of Japan in the form of dematerialized commercial paper, whose characteristics are economically the same as commercial paper.
(2)	Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs in the above table consist of commercial paper and short-term notes, of which the amounts were ¥232,538 million and ¥56,681 million, respectively, at March 31, 2016, and ¥24,559 million and ¥35,048 million, respectively, at March 31, 2017.
(3)	Commercial paper and short-term notes issued by MHFG and its subsidiaries in the above table consist of commercial paper and short-term notes, of which the amounts were ¥777,602 million and ¥591,700 million, respectively, at March 31, 2016, and ¥765,147 million and ¥191,300 million, respectively, at March 31, 2017.

Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2016 and 2017 is comprised of the following:

	2016	2017
	(in millions of yen)
Obligations under capital leases	37,811	40,947
Loan participation borrowings	64,524	90,639
Senior borrowings and bonds	11,576,384	11,119,136
Subordinated borrowings and bonds	3,086,808	3,278,692

Total	14,765,527	14,529,414

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2016	2017
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-10.00	Apr. 2017-Dec. 2046	7,863,984	6,011,939
fixed rate denominated in U.S. dollars	0.00-7.49	Apr. 2017-Aug. 2046	1,778,892	2,533,715
fixed rate denominated in other currencies	0.01-10.00	Apr. 2017-May. 2037	135,515	172,370
floating rate denominated in Japanese yen	0.00-23.80	Apr. 2017-Mar. 2047	852,425	717,056
floating rate denominated in U.S. dollars	0.00-10.00	Apr. 2017-Jul. 2033	898,840	1,557,288
floating rate denominated in other currencies	0.00-9.40	Aug. 2017-Sep. 2035	46,728	126,768

Total			11,576,384	11,119,136

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.50-4.26	Apr. 2017-Perpetual	2,596,460	2,858,445
fixed rate denominated in U.S. dollars	4.30-4.70	Jul. 2022-Oct. 2025	490,348	420,247

Total			3,086,808	3,278,692

Total			14,663,192	14,397,828

Notes:

(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2017.
(2)	Maturity information disclosed is the range of maturities at March 31, 2017.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

The following is a summary of the contractual maturities of long-term debt subsequent to March 31, 2017:

(in millions of yen)
Fiscal year ending March 31:
2018	1,614,386
2019	3,127,227
2020	1,733,501
2021	1,841,416
2022	1,194,536
2023 and thereafter	5,018,348

Total	14,529,414

13. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2016 and 2017:

	2016	2017
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	1,718,769	1,564,295
Collateral provided for derivative transactions	884,651	973,404
Prepaid pension cost	612,102	682,592
Miscellaneous receivables	286,896	324,135
Margins provided for futures contracts	225,240	276,398
Security deposits	113,066	122,858
Loans held for sale	33,133	26,689
Other	823,033	1,021,958

Total	4,696,890	4,992,329

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	2,882,824	1,400,141
Guaranteed trust principal	623,904	683,324
Collateral accepted for derivative transactions	715,894	671,691
Miscellaneous payables	442,352	481,809
Margins accepted for futures contracts	334,925	307,066
Unearned income	144,903	134,666
Factoring amounts owed to customers	242,392	53,488
Other	1,089,529	1,294,340

Total	6,476,723	5,026,525

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, in respect of which the MHFG Group provides guarantees for the repayment of principal. See Note 25 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loans were made, which is being deferred and recognized in earnings as earned.

14. Preferred stock

The composition of preferred stock at March 31, 2015, 2016 and 2017 is as follows:

2015	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	701,631,100	1,000	Yes
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	914,752	4,214,752,000	914,752,000	701,631,100

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2016	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	815,828,400	1,000	Yes
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	914,752	4,214,752,000	914,752,000	815,828,400

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2017	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)				(in yen)
Class XI preferred stock	—	914,752,000	—	—	—	—
First series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—	—	—

Total	—	4,214,752,000	—	—

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted into common stock but not yet cancelled.
(2)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(4)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2013, MHFG newly authorized class XIV preferred stock, class XV preferred stock and class XVI preferred stock to meet the requirements of Basel III. Under Basel III, in order for preferred stock issued by a bank holding company to be included as its regulatory capital under the capital adequacy requirements, the terms and conditions of the preferred stock are required to include a provision that in the event the bank holding company is considered to be non-viable, (1) a write-off of the relevant preferred stock or (2) a conversion of the relevant preferred stock into common stock shall be effected (loss-absorption clause). In respect of class XI preferred stock, which was authorized before the implementation of Basel III in the articles of incorporation of MHFG, it is not possible to include the foregoing loss-absorption clause in the terms and conditions of that preferred stock under the current provisions of the articles of incorporation. Therefore, class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly authorized so that the foregoing loss-absorption clause can be included in the terms and conditions of class XIV preferred stock, class XV preferred stock and class XVI preferred stock by a resolution of the board of directors relating to the issuance of the relevant preferred stock. Besides the foregoing loss-absorption clause, provisions regarding the preferred stock dividends, distribution of residual assets, acquisition clause and rights to request acquisition in respect of class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly established. In addition, each of class XIV preferred stock, class XV preferred stock and class XVI preferred stock was established in multiple series as a separate class of shares in order to enable MHFG to issue that preferred stock in multiple series.

The following table shows the changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2015, 2016 and 2017:

Class of stock	Issued at March 31, 2014	Net change	Issued at March 31, 2015	Net change	Issued at March 31, 2016	Net change	Issued at March 31, 2017
	(number of shares)
Eleventh series class XI preferred stock (Note)	914,752,000	—	914,752,000	—	914,752,000	(914,752,000)	—

Total	914,752,000	—	914,752,000	—	914,752,000	(914,752,000)	—

Class of stock	Aggregate amount at March 31, 2014	Net change	Aggregate amount at March 31, 2015	Net change	Aggregate amount at March 31, 2016	Net change	Aggregate amount at March 31, 2017
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	—	914,752	—	914,752	(914,752)	—

Total	914,752	—	914,752	—	914,752	(914,752)	—

Note:	In July 2016, all shares of the eleventh series class XI preferred stock were converted into common stock and cancelled.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Common stock

The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(shares)
Balance at beginning of fiscal year	24,263,885,187	24,621,897,967	25,030,525,657
Issuance of new shares of common stock due to conversion of Eleventh series class XI preferred stock	351,822,780	403,667,690	349,677,288
Issuance of new shares of common stock due to exercise of stock acquisition rights	6,190,000	4,960,000	6,105,000

Balance at end of fiscal year	24,621,897,967	25,030,525,657	25,386,307,945

16. Dividends

The amount available for dividends under the Companies Act is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2017, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,275 million, ¥1,196,259 million and ¥1,839,725 million, respectively, under Japanese GAAP.

In making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2017 was ¥1,200,517 million, of which ¥1,196,167 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and the Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2017, was ¥1,831,321 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum Common Equity Tier 1 capital ratio of 4.5% for capital adequacy purposes under the rules in Basel III. See Note 18 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

The following table shows dividends on preferred stock and common stock during the fiscal years ended March 31, 2015, 2016 and 2017:

2015	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	5,906
Common stock	7	170,231

Total		176,137

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2016	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	3,572
Common stock	7.75	191,693

Total		195,265

2017	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock (Note)	10	989
Common stock	7.50	189,013

Total		190,002

Note:	In July 2016, all shares of the eleventh series class XI preferred stock were converted into common stock and cancelled. Consequently, the amount for the fiscal year does not include interim dividends.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Accumulated other comprehensive income

Changes in each component of AOCI for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	(in millions of yen)
AOCI, balance at beginning of fiscal year, previously reported	1,117,877	2,041,005	1,469,308
Cumulative effect of change in accounting principles (Notes 2 and 25)	—	—	330
AOCI, balance at beginning of fiscal year, adjusted	1,117,877	2,041,005	1,469,638
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year, previously reported	1,123,272	1,747,607	1,409,459
Cumulative effect of change in accounting principles (Notes 2 and 25)	—	—	(85)
Balance at beginning of fiscal year, adjusted	1,123,272	1,747,607	1,409,374
Unrealized holding gains (losses) during year	763,115	(189,479)	273,844
Less: reclassification adjustments for losses (gains) included in net income	(138,780)	(148,669)	(221,916)

Change during year	624,335	(338,148)	51,928

Balance at end of fiscal year	1,747,607	1,409,459	1,461,302
Foreign currency translation adjustments:
Balance at beginning of fiscal year, previously reported	(6,434)	129,179	6,310
Cumulative effect of change in accounting principles (Notes 2 and 25)	—	—	415
Balance at beginning of fiscal year, adjusted	(6,434)	129,179	6,725
Foreign currency translation adjustments during year	134,104	(122,081)	(11,920)
Less: reclassification adjustments for losses (gains) included in net income	1,509	(788)	(340)

Change during year	135,613	(122,869)	(12,260)

Balance at end of fiscal year	129,179	6,310	(5,535)
Pension liability adjustments:
Balance at beginning of fiscal year, previously reported	1,039	164,219	53,539
Unrealized gains (losses) during year	163,191	(107,497)	11,561
Less: reclassification adjustments for losses (gains) included in net income	(11)	(3,183)	296

Change during year	163,180	(110,680)	11,857

Balance at end of fiscal year	164,219	53,539	65,396
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	923,128	(571,697)	51,525

AOCI, balance at end of fiscal year	2,041,005	1,469,308	1,521,163

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2017:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	319,707	(97,729)	221,978	(62)	221,916	Investment gains (losses)—net
Foreign currency translation adjustments	340	—	340	—	340	Foreign exchange gains (losses)-net
Pension liability adjustments	(476)	178	(298)	2	(296)	Salaries and employee benefits

Total	319,571	(97,551)	222,020	(60)	221,960

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented under the heading “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income (loss) attributable to noncontrolling interests in the consolidated statements of income, respectively.

18. Regulatory matters

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

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Basel Committee on Banking Supervision (“BCBS”) and are intended to further strengthen the soundness and stability of Japanese banks. In December 2010, BCBS issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of BCBS, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. The framework of Basel III is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline. Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II, which had been effective until Basel III was applied. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% and Common Equity Tier 1 capital ratio of 4.5%, on both a consolidated and non-consolidated basis for banks with international operations, such as MHBK and MHTB, or on a consolidated basis for bank holding companies with international operations, such as MHFG.

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

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. The MHFG Group’s existing preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2017 being ¥577.5 billion) and existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2017 being ¥842.1 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in from January 2016 and will be fully implemented by January 2019. The Group was included in the list of G-SIBs updated in November 2016 and was allocated to the category that would require 1.0% of additional loss absorbency.

In November 2015, the Financial Service Agency published the revised capital adequacy guidelines to introduce the Basel III rules text regarding the capital conservation buffer, the countercyclical capital buffer and the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In December 2015, the Financial Service Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. The Group was designated as both a global systemically important bank (“G-SIB”) and domestic systemically important bank (“D-SIB”), and the additional loss absorption capacity requirement applicable to the Group was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the FSB, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

Regulatory adjustments such as goodwill and other intangibles, and defined benefit pension fund assets and liabilities, are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of the deductions. The regulatory adjustments began at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and will be increased by 20% increments per year through March 2018 when the regulatory adjustments reach 100%. During this transition period, the remainder not deducted from capital will continue to be subject to existing national treatments.

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	0.625%	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Phase out of recognition of capital instruments that no longer qualify as capital	60.0%	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Phase-in of deductions from capital	60.0%	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Additional loss absorbency requirements for G-SIBs and D-SIBs (Note)	0.25%	0.50%	0.75%	1.0%	1.0%	1.0%	1.0%

Note:	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2016 and 2017 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2016		2017
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (Note)	3,361	5.375	3,857	6.25
Actual	6,566	10.50	7,002	11.34
Tier 1 capital:
Required (Note)	4,299	6.875	4,783	7.75
Actual	7,905	12.64	8,212	13.30
Total risk-based capital:
Required (Note)	5,550	8.875	6,017	9.75
Actual	9,639	15.41	10,051	16.28
MHBK:
Common Equity Tier 1 capital:
Required	2,555	4.50	2,541	4.50
Actual	6,142	10.81	6,304	11.16
Tier 1 capital:
Required	3,406	6.00	3,388	6.00
Actual	7,244	12.75	7,536	13.34
Total risk-based capital:
Required	4,542	8.00	4,517	8.00
Actual	8,780	15.46	9,149	16.20
MHTB:
Common Equity Tier 1 capital:
Required	109	4.50	112	4.50
Actual	440	18.21	466	18.73
Tier 1 capital:
Required	145	6.00	149	6.00
Actual	440	18.21	466	18.73
Total risk-based capital:
Required	193	8.00	199	8.00
Actual	472	19.52	485	19.47
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,489	4.50	2,432	4.50
Actual	5,892	10.65	6,057	11.20
Tier 1 capital:
Required	3,318	6.00	3,243	6.00
Actual	7,004	12.66	7,316	13.53
Total risk-based capital:
Required	4,424	8.00	4,324	8.00
Actual	8,576	15.50	8,938	16.53
MHTB:
Common Equity Tier 1 capital:
Required	109	4.50	113	4.50
Actual	448	18.52	475	18.98
Tier 1 capital:
Required	145	6.00	150	6.00
Actual	448	18.52	475	18.98
Total risk-based capital:
Required	194	8.00	200	8.00
Actual	480	19.80	493	19.70

Note:	The required ratios disclosed above, at March 31, 2016 and 2017, include the transitional capital conservation buffer of 0.625% and 1.25%, respectively, and the transitional additional loss absorbency

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements for G-SIBs and D-SIBs of 0.25% and 0.5%, respectively, which are both in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

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

Management believes, as of March 31, 2017, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

19. Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	803,048	850,492	362,440
Less: Net income attributable to preferred shareholders	4,910	2,430	—

Net income attributable to common shareholders	798,138	848,062	362,440

Effect of dilutive securities:
Convertible preferred stock	4,910	2,430	—

Net income attributable to common shareholders after assumed conversions	803,048	850,492	362,440

	2015	2016	2017
	(thousands of shares)
Shares:
Weighted average common shares outstanding	24,368,116	24,806,161	25,285,899

Effect of dilutive securities:
Convertible preferred stock (Note)	994,745	563,044	82,993
Stock options	18,186	17,828	11,410

Weighted average common shares after assumed conversions	25,381,047	25,387,033	25,380,302

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015	2016	2017
	(in yen)
Amounts per common share:
Basic net income per common share	32.75	34.19	14.33

Diluted net income per common share	31.64	33.50	14.28

Note:	The number of common shares after assumed conversion of the convertible preferred stock is based on the applicable conversion prices.

20. Income taxes

Income tax expense

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions of yen)
Current:
Domestic	184,180	162,408	130,164
Foreign	71,250	61,009	68,512

Total current tax expense	255,430	223,417	198,676

Deferred:
Domestic	187,134	127,185	(99,831)
Foreign	(5,144)	(4,060)	(7,601)

Total deferred tax expense	181,990	123,125	(107,432)

Total income tax expense	437,420	346,542	91,244

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2015, 2016 and 2017. The detailed amounts recorded directly in Equity are as follows:

	2015	2016	2017
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	403,690	(97,339)	112,467
Less: reclassification adjustments	(65,699)	(65,207)	(97,729)

Total	337,991	(162,546)	14,738

Foreign currency translation adjustments:
Unrealized gains (losses)	—	126	—
Less: reclassification adjustments	—	—	—

Total	—	126	—

Pension liability adjustments:
Unrealized gains (losses)	87,654	(51,661)	4,785
Less: reclassification adjustments	(16)	(1,317)	178

Total	87,638	(52,978)	4,963

Total tax effect before allocation to noncontrolling interests	425,629	(215,398)	19,701

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Income tax expense

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015		2016		2017
	(in millions of yen, except tax rates)
Income before income tax expense	1,267,653		1,196,605		480,375
Effective statutory tax rate	35.64%		33.06%		30.86%

Income tax calculated at the statutory tax rate	451,792		395,598		148,244
Income not subject to tax	(20,911)		(12,888)		(7,521)
Expenses not deductible for tax purposes	1,532		1,521		1,483
Tax rate differentials of subsidiaries	(3,517)		(2,208)		(2,165)
Change in valuation allowance	(4,444)		(1,897)		112,781	(3)
Change in undistributed earnings of subsidiaries	16,084		(16,112)		5,217
Change in net operating loss carryforwards resulting from intercompany capital transactions	(1,290)		(1,446)		647
Effect of enacted change in tax rates	(21,714	) (1)	(7,976	) (2)	—
Reversal of outside basis differences	—		—		(159,119	) (3)
Other	19,888		(8,050)		(8,323)

Income tax expense	437,420		346,542		91,244

Notes:

(1)	On March 31, 2015, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate in respect of MHFG’s tax returns for the fiscal year ended March 31, 2016 was reduced to 33.06% from the previous rate of 35.64%. In addition, the tax rate for the fiscal years ended March 31, 2017 and thereafter was reduced to 32.26%. The decrease in the MHFG Group’s balance of net deferred tax liabilities, reflecting such tax rate reductions, was recognized as a reduction to Income tax expense in the fiscal year ended March 31, 2015.
(2)	On March 29, 2016, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate in respect of MHFG’s tax returns for the fiscal year ended March 31, 2017 was reduced to 30.86% from the previous rate of 32.26%, and the statutory tax rate for the fiscal year ending March 31, 2018 will be the same rate. In addition, the tax rate for the fiscal years ending March 31, 2019 and thereafter will be 30.62%. The decrease in the Group’s balance of net deferred tax liabilities, reflecting such tax rate reductions, was recognized as a reduction to Income tax expense in the fiscal year ended March 31, 2016.
(3)	These amounts for the fiscal year ended March 31, 2017 represent mainly the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring and the related increase in the valuation allowance.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities

The components of net deferred tax assets (liabilities) at March 31, 2016 and 2017 are as follows:

	2016	2017
	(in millions of yen)
Deferred tax assets:
Investments	522,197	497,629
Allowance for loan losses	178,683	184,366
Trading securities	—	30,841
Derivative financial instruments	—	14,537
Premises and equipment	—	3,594
Net operating loss carryforwards (1)(2)	341,572	452,166
Other	170,414	190,083

	1,212,866	1,373,216
Valuation allowance (2)	(339,922)	(438,344)

Deferred tax assets, net of valuation allowance	872,944	934,872

Deferred tax liabilities:
Available-for-sale securities	710,497	724,160
Prepaid pension cost and accrued pension liabilities	174,959	195,620
Undistributed earnings of subsidiaries	11,944	17,161
Derivative financial instruments	56,877	—
Trading securities	23,154	—
Premises and equipment	1,033	—
Other	38,990	74,886

Deferred tax liabilities	1,017,454	1,011,827

Net deferred tax assets (liabilities)	(144,510)	(76,955)

Notes:

(1)	The amount includes ¥268,544 million and ¥271,266 million related to MHFG’s net operating loss carryforwards resulting mainly from intercompany capital transactions as of March 31, 2016 and 2017, respectively. The tax effect of the net operating loss carryforwards is offset by a full valuation allowance because MHFG experienced a significant expiration of net operating loss carryforwards of ¥1,262 billion in March 2013, which is negative evidence outweighing any positive evidence. Furthermore, MHFG is a holding company whose primary sources of future taxable income are management fees from subsidiaries that are not sufficient to realize deferred tax assets related to the net operating loss carryforwards.
(2)	The amount includes ¥115,698 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2017. The tax effect of the net operating loss carryforwards is substantially offset by ¥90,204 million of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2016 and 2017:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2016
Japan (1)	270	(270)	—
The United States	16	(8)	8
The United Kingdom (2)	53	(53)	—
Others	3	(3)	—

Total	342	(334)	8

2017
Japan (3)	388	(362)	26
The United States	15	(3)	12
The United Kingdom (2)	46	(46)	—
Others	3	(3)	—

Total	452	(414)	38

Notes:

(1)	¥265 billion of the Japan deferred tax assets of ¥270 billion is related to MHFG, which is offset by a full valuation allowance, and will expire during the fiscal year ending March 31, 2018.
(2)	The United Kingdom net operating loss carryforwards may be carried forward indefinitely for the tax purposes.
(3)	¥265 billion of the Japan deferred tax assets of ¥388 billion is related to MHFG, which is offset by a full valuation allowance, and will expire during the fiscal year ending March 31, 2018. In addition, ¥116 billion of the Japan deferred tax assets is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.

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

A valuation allowance is recorded against deferred tax assets as of the balance sheet date to the extent the Group estimates it is more likely than not that sufficient future taxable income is not available to realize such deferred tax assets. As the Group does not apply a consolidated taxation system, with a few exceptions of non-principal subsidiaries outside Japan, deferred tax assets and liabilities are calculated separately for each legal entity. Therefore, changes in the valuation allowance are primarily due to changes in deductible temporary differences, net operating loss carryforwards and the estimated availability of future taxable income sources of each entity.

In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2017, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.

The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2017. As it pertains to each entity with a cumulative loss, a valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2017, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

Change in valuation allowance

The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions of yen)
Balance at beginning of fiscal year	443,847	388,551	339,922
Changes that directly affected Income tax expense	(4,444)	(1,897)	112,781
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	—	—
Others	(50,852)	(46,732)	(14,359)

Total	(50,852)	(46,732)	(14,359)

Balance at end of fiscal year	388,551	339,922	438,344

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

The increase in the fiscal year ended March 31, 2017 of ¥112,781 million in the valuation allowance that directly affected Income tax expense was a result of an assessment of realizability of deferred tax assets related to the net operating loss carryforwards, primarily related to the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring. The decrease in the fiscal year ended March 31, 2017 of ¥14,359 million in others was primarily related to a decrease in the valuation allowance that is fully recognized against the MHFG Group’s net operating loss carryforwards due to tax rate reductions and foreign currency rate reductions of MHFG’s foreign subsidiaries.

Net operating loss carryforwards

At March 31, 2017, the MHFG Group had net operating loss carryforwards totaling ¥1,590 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2018	865
2019	4
2020	—
2021	—
2022	1
2023 and thereafter(Note)	720

Total	1,590

Note:	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.

Included in net operating loss carryforwards in the above table are MHFG’s net operating loss carryforwards of ¥879 billion resulting mainly from intercompany capital transactions, ¥865 billion of which are net operating loss carryforwards generated in relation to a previous intragroup reorganization. The tax loss was recorded at MHFG in accordance with Japanese tax law. The net operating loss carryforwards due to this transaction are to expire in March 31, 2018.

In addition, included in the net operating loss carryforwards in the above table are MHSC’s net operating loss carryforwards of ¥378 billion resulting mainly from the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring. The tax loss was recorded at MHSC in accordance with Japanese tax law. The net operating loss carryforwards due to this restructuring are to expire in March 31, 2026.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in income tax

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	1,691	1,632	1,300

Gross amount of increases (decreases) related to positions taken during prior years	(37)	(415)	167
Gross amount of increases related to positions taken during the current year	346	181	409
Amount of decreases related to settlements	(652)	—	—
Foreign exchange translation	284	(98)	(9)

Total unrecognized tax benefits at end of fiscal year	1,632	1,300	1,867

The total amount of unrecognized tax benefits including ¥517 million, ¥506 million and ¥675 million of interest and penalties was ¥1,632 million, ¥1,300 million and ¥1,867 million at March 31, 2015, 2016 and 2017, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2008, 2002 and 2015, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

21. Pension and other employee benefit plans

Severance indemnities and pension plans

MHFG and certain subsidiaries sponsor and offer their employees, other than directors and corporate auditors, contributory and non-contributory defined benefit plans. Under these plans, employees are provided with lump-sum cash payments upon leaving the company. The amount of benefits under each plan is principally determined based on the position, the length of service and the reason for retirement. When employees meet certain conditions including the length of service, they may opt to receive annuity payments instead of lump-sum payments at retirement. MHFG and certain subsidiaries also offer special termination benefits to former employees whose contributions during their careers were deemed meritorious and to those with particular circumstances.

Certain foreign offices and subsidiaries have defined contribution plans and/or defined benefit plans, of which disclosures are combined with those for domestic benefit plans, as they are not significant.

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥2,444 million, ¥2,820 million and ¥3,141 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost and funded status

The following table presents the components of net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2015, 2016 and 2017:

	2015	2016	2017
	(in millions of yen)
Service cost-benefits earned during the fiscal year	33,578	38,032	44,367
Interest costs on projected benefit obligations	13,060	10,479	5,724
Expected return on plan assets	(38,087)	(40,603)	(35,969)
Amortization of prior service benefits	(195)	(195)	(195)
Amortization of net actuarial loss (gain)	150	(4,108)	780
Special termination benefits	5,504	4,456	3,857

Net periodic benefit cost	14,010	8,061	18,564

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2016 and 2017 are summarized as follows:

	2016	2017
	(in millions of yen)
Net actuarial gain (loss)	(160,132)	15,645
Amortization of net actuarial loss (gain)	(4,108)	780
Amortization of prior service benefits	(195)	(195)

Total recognized in other comprehensive income (loss) before-tax	(164,435)	16,230

As of March 31, 2017, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service costs and actuarial loss over the next fiscal year, are estimated to be ¥180 million and ¥417 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2015	2016	2017
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.76%	0.37%	0.47%
Rates of increase in future compensation levels	2.00-4.80%	1.80-4.80%	1.80-4.80%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.96%	0.76%	0.37%
Rates of increase in future compensation levels	2.00-4.80%	2.00-4.80%	1.80-4.80%
Expected rates of return on plan assets	2.17%	1.95%	1.73%

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2016 and 2017 for the plans of MHFG and its subsidiaries:

	2016	2017
	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,392,459	1,495,208
Service cost	38,032	44,367
Interest cost	10,479	5,724
Plan participants’ contributions	1,192	1,215
Actuarial loss (gain)	125,122	67,335
Foreign exchange translation	(4,054)	(2,159)
Benefits paid	(51,392)	(51,899)
Lump-sum payments	(16,630)	(13,898)

Benefit obligations at end of fiscal year	1,495,208	1,545,893

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,081,600	2,082,996
Actual return (negative return) on plan assets	5,058	118,714
Foreign exchange translation	(3,312)	(3,273)
Employer contributions	49,850	53,059
Plan participants’ contributions	1,192	1,215
Benefits paid	(51,392)	(51,899)

Fair value of plan assets at end of fiscal year	2,082,996	2,200,812

Funded status	587,788	654,919

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	612,102	682,592
Accrued pension liability	(24,314)	(27,673)

Net amount recognized	587,788	654,919

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	(1,025)	(1,220)
Net actuarial gain (loss)	57,619	74,044

Net amount recognized	56,594	72,824

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,493,393 million and ¥1,544,039 million, as of March 31, 2016 and 2017, respectively. The defined benefit plans generally employ a multi-variable and non-linear formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

In the fiscal year ended March 31, 2017, the Group incorporated employee-level anticipated future mortality improvement actuarial indicators in its pension benefit calculation, which resulted in an increase of the benefit obligations of ¥79,861 million.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2016 and 2017:

	2016	2017
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	50,554	57,980
Fair value of plan assets	26,240	30,306
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	48,738	56,125
Fair value of plan assets	26,240	30,306

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2017 is as follows:

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

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2016 and 2017, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 28 “Fair value”.

	2016						2017
	Level 1		Level 2		Level 3	Total	Level 1	Level 2	Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	1,114		1		—	1,115	1,162	—	—	1,162
Pooled funds (2)	10		1		—	11	10	—	—	10
Japanese debt securities:
Government bonds	262		—		—	262	254	—	—	254
Pooled funds (2)	—		1		—	1	—	2	—	2
Other	—		32		—	32	—	25	—	25
Foreign equity securities:
Common stocks	98		—		—	98	111	—	—	111
Pooled funds (2)	—		2		—	2	—	2	—	2
Foreign debt securities:
Government bonds	72		2		—	74	68	3	—	71
Pooled funds (2)	—		8		—	8	—	7	—	7
Other	—		16		—	16	—	16	—	16
General account of life insurance companies (3)	—		121		—	121	—	124	—	124
Hedge funds	—		—		—	—	—	—	—	—
Other	44	(4)	(4	) (5)	—	40	78	1	—	79
Plan assets measured at net asset value (6)						303				338

Total assets at fair value	1,600		180		—	2,083	1,683	180	—	2,201

Notes:

(1)	This class represents equity securities held in the employee retirement benefit trusts of ¥1,115 billion and ¥1,162 billion at March 31, 2016 and 2017, respectively, which are well-diversified across industries.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at fair value and can be redeemed within a short-term period upon request.
(3)	Investments in this class are measured at conversion value.
(4)	Amounts primarily include cash and short-term assets carried at fair value.
(5)	Amounts primarily include foreign exchange contracts carried at fair value.
(6)	In accordance with ASC 820, certain plan assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

Amounts of actual returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2016 and 2017 were not significant.

Contributions

The total contribution of approximately ¥51 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2018, based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2018	66,140
2019	67,758
2020	69,578
2021	70,808
2022	71,549
2023-2027	354,180

22. Stock-based compensation

Stock options

MHFG, MHBK, MHTB and MHSC have stock options, in the form of stock acquisition rights, for directors (excluding the outside directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”).

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2017:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	17,190,000	1
Exercised during fiscal year	6,371,000	1

Outstanding at end of fiscal year	10,819,000	1	16.49	2,196

Exercisable at end of fiscal year	—	—	—	—

There were no non-vested stock options remaining as of March 31, 2017.

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

The weighted-average grant-date fair value of stock acquisition rights granted during the fiscal year ended March 31, 2015 was ¥186,990.

The compensation cost related to this plan recognized in income was ¥1,795 million during the fiscal year ended March 31, 2015.

In May, 2015, MHFG announced discontinuance of the current stock option program along with the introduction of performance payments and performance-based stock compensation for Directors. Thereafter, MHFG has not issued and will not issue any new stock options.

Performance-based stock compensation

MHFG, MHBK, MHTB and MHSC introduced a new performance-based stock compensation program for Directors on May, 2015 using a trust. The program utilizes the Board Benefit Trust framework. The performance-based stock compensation is paid in the form of shares of common stock of MHFG acquired from the stock market through a trust with the aim of aligning the officers’ interests with those of the shareholders and increasing the incentive to enhance corporate value. The payment thereof is a reflection of each officer’s performance. The entire amount of the payment in respect of the performance-based stock compensation is deferred over three years and the deferred portion is subject to reduction or forfeiture depending on certain factors, including the performance of the MHFG group or the relevant Directors.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activities related to the performance-based stock compensation for the fiscal year ended March 31, 2017:

	Number of shares	Weighted-average grant-date fair value
		(per share in yen)
Outstanding as of March 31, 2016	—	—
Granted during fiscal year	9,000,000	158.68
Vested during fiscal year	—	—
Forfeited during fiscal year	—	—
Outstanding as of March 31, 2017	9,000,000	158.68

The shares of MHFG common stock were acquired from the stock market by the trustee by using the money entrusted to the Compensation Committee. The total amount of the common stock was ¥1,428 million.

The compensation cost with regard to the performance-based stock compensation is determined based upon the fair value of shares of MHFG common stock as of grant date and is recognized over three year deferral period on a straight-line basis. The compensation cost recognized in this performance-based stock compensation program for the fiscal year ended March 31, 2017 was ¥354 million.

As of the fiscal year ended March 31, 2017, the total compensation cost related to non-vested awards not yet recognized is ¥1,074 million, and this cost will be recognized over 2.3 years.

23. Derivative financial instruments

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional and fair value amounts of derivative instruments

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2016 and 2017. The fair values of derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2016	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,066,252	—	11,522	—	11,269
Foreign exchange contracts	141,517	4	3,126	1	2,979
Equity-related contracts	3,115	18	152	—	140
Credit-related contracts	4,826	—	43	—	37
Other contracts	327	—	59	—	55

Total	1,216,037	22	14,902	1	14,480

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2017	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	961,518	—	8,506	—	8,473
Foreign exchange contracts	167,698	2	2,743	—	2,611
Equity-related contracts	4,177	—	134	5	224
Credit-related contracts	3,696	—	35	—	36
Other contracts	360	—	23	—	22

Total	1,137,449	2	11,441	5	11,366

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥885 billion and ¥716 billion at March 31, 2016, and ¥973 billion and ¥672 billion at March 31, 2017, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hedges

The MHFG Group primarily uses forward contracts to modify exposure to changes in the fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the differences between the spot and the forward prices from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item. The fair value adjustment is recognized in earnings upon the sale of the hedged item.

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2015, 2016 and 2017:

	Gains (losses) recorded in income
2015	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(29,666)	28,005	—	(1,661)

Total	(29,666)	28,005	—	(1,661)

	Gains (losses) recorded in income
2016	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	14,623	(18,224)	—	(3,601)

Total	14,623	(18,224)	—	(3,601)

	Gains (losses) recorded in income
2017	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(14,747)	11,393	—	(3,354)

Total	(14,747)	11,393	—	(3,354)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2015, 2016 and 2017:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2015		2016		2017
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(53,252)	(2,678)	46,697	696	16,767	47

Total	(53,252)	(2,678)	46,697	696	16,767	47

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the fiscal year ended March 31, 2015. Related to the effective portion of net investment hedges, gains of ¥345 million and ¥41 million were reclassified from Accumulated other comprehensive income to earnings for the fiscal years ended March 31, 2016 and 2017, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2015, 2016 and 2017:

	Gains (losses) recorded in income
	2015	2016	2017
	(in millions of yen)
Interest rate contracts	265,324	319,225	(209,361)
Foreign exchange contracts	(93,601)	65,101	37,129
Equity-related contracts (1)	(100,326)	21,571	5,131
Credit-related contracts (2)	(18,007)	(6,960)	(6,694)
Other contracts	368	2,015	742

Total	53,758	400,952	(173,053)

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)	Amounts include the net loss of ¥2,836 million, ¥5,230 million and ¥7,594 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

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

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2016 and 2017:

	2016		2017
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,603	14	1,546	21
Non-investment grade	763	1	298	1

Total	2,366	15	1,844	22

Credit protection purchased	2,592	(9)	1,994	(23)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2016 and 2017:

	Maximum payout/Notional amount
	2016	2017
	(in billions of yen)
One year or less	538	507
After one year through five years	1,729	1,020
After five years	99	317

Total	2,366	1,844

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

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

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2016 and 2017:

	2016	2017
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	790	698
Collateral provided to counterparties in the normal course of business	746	658
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	44	40

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

Carrying amount

The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2016 and 2017 was ¥357 billion and ¥249 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥336 billion and ¥228 billion at March 31, 2016 and 2017, respectively.

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2016 and 2017. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

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

2016	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,110	1,049	909	152
Guarantees on loans	297	117	20	160
Guarantees on securities	203	67	136	—
Other guarantees	1,571	1,206	325	40
Guarantees for the repayment of trust principal	1,141	1,051	63	27
Liabilities of trust accounts	12,747	12,537	79	131
Derivative financial instruments	15,792	6,505	8,032	1,255

2017	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,243	1,246	828	169
Guarantees on loans	278	147	20	111
Guarantees on securities	175	37	138	—
Other guarantees	1,823	1,246	513	64
Guarantees for the repayment of trust principal	730	654	52	24
Liabilities of trust accounts	15,177	14,927	82	168
Derivative financial instruments	14,415	6,066	6,603	1,746

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2016 and 2017:

	2016	2017
	(in billions of yen)
Investment grade	3,160	3,477
Non-investment grade	1,022	1,042

Total	4,182	4,519

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2016 and 2017:

	2016	2017
	(in billions of yen)
Commitments to extend credit (Note)	75,742	76,678
Commercial letters of credit	448	522

Total	76,190	77,200

Note:	Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

The amounts of allowance for losses on off-balance-sheet instruments at March 31, 2016 and 2017 were ¥100 billion and ¥120 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. The lease periods for these leases range from less than 1 year to around 30 years. These leases include cancellation clauses with penalties of a maximum of approximately 5 years-worth of rentals and/or periodic adjustment clauses of rentals. The table below shows future minimum lease payments for capitalized leases and future minimum rental payments for operating leases at March 31, 2017:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2018	11,519	52,280
2019	10,721	46,330
2020	8,697	41,157
2021	6,118	35,291
2022	3,188	30,562
2023 and thereafter	1,846	57,787

Total minimum lease/rental payments	42,089	263,407

Amount representing interest	1,142

Present value of minimum lease payments	40,947

Total rental expense for the fiscal years ended March 31, 2015, 2016 and 2017 was ¥109,390 million, ¥118,400 million and ¥113,991 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years for total rental payments for these periods of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009, 2011, 2012 and 2014, and the total rental payments for these periods increased to ¥282,832 million, as a consequence. The MHFG Group accounted for the transactions as operating leases. The future minimum rental payments under the terms of the related lease agreements were ¥58,336 million, ¥49,883 million and ¥41,430 million at March 31, 2015, 2016 and 2017, respectively.

During the fiscal year ended March 31, 2014, MHFG began to lease its head office from a third party and accounted for the lease arrangement as operating lease.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as the collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings in respect of the collateral and the subsidiary has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute and the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2016 and 2017:

	Consolidated VIEs	Significant unconsolidated VIEs
2016	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,092	—	—
Asset-backed securitizations	579	205	13
Investments in securitization products	337	445	154
Investment funds	1,660	2,422	367
Trust arrangements and other	24	—	—

Total	4,692	3,072	534

	Consolidated VIEs	Significant unconsolidated VIEs
2017	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,031	—	—
Asset-backed securitizations	629	108	11
Investments in securitization products	375	445	154
Investment funds	2,188	3,895	463
Trust arrangements and other	23	—	—

Total	5,246	4,448	628

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2016 and 2017:

Assets on balance sheets related to unconsolidated VIEs:	2016	2017
	(in billions of yen)
Trading account assets	55	85
Investments	254	254
Loans	205	237

Total	514	576

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2016	2017
	(in billions of yen)
Payables under securities lending transactions	27	31
Trading account liabilities	1	1

Total	28	32

Maximum exposure to loss (Note)	534	628

Note:	This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet its clients’ needs for off-balance-sheet financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

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

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

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

Prior to April 1, 2016, the Group determined that certain investment funds managed by the Group that had attributes of an investment company (or similar entity) qualified for the deferral from certain requirements of ASC 810 that originated from Statement of Financial Accounting Standards (“SFAS”) No.167 “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). For these funds, the Group determined whether it was the primary beneficiary by evaluating whether it absorbed the majority of expected losses, received the majority of expected residual returns, or both.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 1, 2016, the Group adopted ASU No.2015-02 which eliminated the deferral. The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds.

Upon the adoption of ASU No.2015-02, the Group newly consolidated certain investment funds that had not been consolidated prior to April 1, 2016, which had the impact of increasing total assets primarily consisting of Trading account assets by ¥16 billion, and noncontrolling interests by ¥16 billion, respectively. On the other hand, the Group deconsolidated certain investment funds that had been consolidated prior to April 1, 2016, which had the impact of decreasing total assets by ¥54 billion, total liabilities by ¥27 billion, and noncontrolling interests by ¥27 billion, respectively. In addition, the Group determined that certain limited partnerships and similar entities that had been voting interest entities prior to April 1, 2016 are significant unconsolidated VIEs. The amounts relating to significant unconsolidated VIEs as of March 31, 2017 in the tables above include the amounts of these limited partnerships and similar entities.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests (Refer to Note 11 “Due to trust accounts”). See Note 24 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2016 and 2017.

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

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securitization

The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860 are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.

For the fiscal years ended March 31, 2015, 2016 and 2017, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2016 and 2017.

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥243 billion and ¥64 billion as of March 31, 2016, and ¥244 billion and ¥91 billion as of March 31, 2017, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

26. Fee and commission income

Details of Fee and commission income for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	(in millions of yen)
Securities-related business	172,234	175,723	165,857
Deposits and lending business	131,491	143,763	164,573
Remittance business	110,181	109,859	108,368
Trust fees	49,827	50,496	47,379
Fees for other customer services	251,924	263,112	260,360

Total	715,657	742,953	746,537

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

Fee and commission related to assets management business, which are included in Other noninterest income in the Group’s consolidated statement of income, for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥57,998 million, ¥61,803 million and ¥79,426 million, respectively.

27. Trading account gains and losses

The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option has been elected in accordance with ASC 825, “Financial Instruments” (“ASC 825”). Net trading gains (losses) for the fiscal years ended March 31, 2015, 2016 and 2017 are comprised of the following:

	2015	2016	2017
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	635,027	156,559	126,332
Derivative contracts:
Interest rate contracts (1)	265,324	319,225	(209,361)
Foreign exchange contracts	(93,601)	65,101	37,129
Equity-related contracts (1)	(101,988)	17,970	1,777
Credit-related contracts (2)	(15,171)	(1,731)	900
Other contracts	368	2,015	742

Total	689,959	559,139	(42,481)
Foreign exchange gains (losses)—net (3)	(34,520)	113,553	69,453

Net trading gains (losses)	655,439	672,692	26,972

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is included in the above table.
(2)	Amounts do not include the net loss of ¥2,836 million, ¥5,230 million and ¥7,594 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2015, 2016 and 2017, respectively. The net loss is recorded in Other noninterest expenses.
(3)	Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments, such as translation gains and losses related to foreign currency-denominated available-for-sale securities for which the fair value option has been elected in accordance with ASC 825.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established well-documented procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2017, there were no significant changes made to the Group’s valuation techniques and related inputs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of foreign currency denominated securitization products such as RMBS, CMBS, and ABS are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

As it pertains to investment funds, exchange-traded funds (“ETF”) are generally classified in Level 1. Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured at the NAV per share and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.

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

Investments

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2016 and 2017, including those for which the MHFG Group has elected the fair value option, are summarized below:

2016	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	2,272	31	—	2,303
Japanese local government bonds	—	79	—	79
U.S. Treasury bonds and federal agency securities	3,729	77	—	3,806
Other foreign government bonds	2,192	373	—	2,565
Agency mortgage-backed securities	995	563	—	1,558
Residential mortgage-backed securities	—	—	21	21
Commercial mortgage-backed securities	—	2	2	4
Certificates of deposit and commercial paper	—	881	—	881
Corporate bonds and other	9	1,693	720	2,422
Equity securities	758	62	21	841
Trading securities measured at net asset value (2)				617
Derivatives:
Interest rate contracts	97	11,396	29	11,522
Foreign exchange contracts	23	3,099	8	3,130
Equity-related contracts	46	95	29	170
Credit-related contracts	—	40	3	43
Other contracts	—	21	38	59
Available-for-sale securities:
Japanese government bonds	15,037	726	—	15,763
Japanese local government bonds	—	241	—	241
U.S. Treasury bonds and federal agency securities	438	—	—	438
Other foreign government bonds	352	590	—	942
Agency mortgage-backed securities	169	780	—	949
Residential mortgage-backed securities	—	87	123	210
Commercial mortgage-backed securities	—	—	187	187
Japanese corporate bonds and other debt securities	—	1,921	174	2,095
Foreign corporate bonds and other debt securities	—	739	108	847
Equity securities (marketable)	3,716	65	—	3,781
Other investments	—	—	42	42

Total assets measured at fair value on a recurring basis	29,833	23,561	1,505	55,516

Liabilities:
Trading securities sold, not yet purchased	2,482	148	—	2,630
Derivatives:
Interest rate contracts	98	11,168	3	11,269
Foreign exchange contracts	26	2,953	1	2,980
Equity-related contracts	60	56	24	140
Credit-related contracts	—	33	4	37
Other contracts	—	18	37	55
Long-term debt (3)	—	433	623	1,056

Total liabilities measured at fair value on a recurring basis	2,666	14,809	692	18,167

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2017	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,485	23	—	1,508
Japanese local government bonds	—	69	—	69
U.S. Treasury bonds and federal agency securities	2,883	80	—	2,963
Other foreign government bonds	1,127	457	—	1,584
Agency mortgage-backed securities	1,335	638	—	1,973
Residential mortgage-backed securities	—	—	15	15
Commercial mortgage-backed securities	—	3	—	3
Certificates of deposit and commercial paper	—	554	—	554
Corporate bonds and other	3	1,449	1,052	2,504
Equity securities	1,661	20	23	1,704
Trading securities measured at net asset value (2)				678
Derivatives:
Interest rate contracts	37	8,442	27	8,506
Foreign exchange contracts	28	2,709	8	2,745
Equity-related contracts	31	89	14	134
Credit-related contracts	—	33	2	35
Other contracts	1	11	11	23
Available-for-sale securities:
Japanese government bonds	9,543	720	—	10,263
Japanese local government bonds	—	284	—	284
U.S. Treasury bonds and federal agency securities	1,144	—	—	1,144
Other foreign government bonds	346	589	—	935
Agency mortgage-backed securities	134	709	—	843
Residential mortgage-backed securities	—	67	77	144
Commercial mortgage-backed securities	—	—	224	224
Japanese corporate bonds and other debt securities	—	1,834	174	2,008
Foreign corporate bonds and other debt securities	—	801	110	911
Equity securities (marketable)	3,717	84	—	3,801
Other investments	—	—	37	37

Total assets measured at fair value on a recurring basis	23,475	19,665	1,774	45,592

Liabilities:
Trading securities sold, not yet purchased	1,993	228	—	2,221
Derivatives:
Interest rate contracts	46	8,426	1	8,473
Foreign exchange contracts	20	2,591	—	2,611
Equity-related contracts	129	61	39	229
Credit-related contracts	—	34	2	36
Other contracts	1	10	11	22
Long-term debt (3)	—	903	593	1,496

Total liabilities measured at fair value on a recurring basis	2,189	12,253	646	15,088

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2016 and 2017 were ¥30 billion and ¥33 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2016 and 2017:

2016	April 1, 2015	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2016	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Other foreign government bonds	—	—	(2)	—		—	—	1	(1)	—	—	—	—
Residential mortgage-backed securities	29	—	(2)	—		—	—	—	—	—	(8)	21	—
Commercial mortgage-backed securities	4	—	(2)	—		—	—	—	—	—	(2)	2	—
Corporate bonds and other	639	(43	)(2)	—		25	(34)	452	(192)	—	(127)	720	(38)
Equity securities	23	(3	)(2)	—		—	—	1	—	—	—	21	(1)
Derivatives, net (1):
Interest rate contracts	18	(1	)(2)	—		—	—	—	—	—	9	26	11
Foreign exchange contracts	8	(1	)(2)	—		—	—	—	—	—	—	7	(2)
Equity-related contracts	(14)	22	(2)	—		—	—	—	—	—	(3)	5	14
Credit-related contracts	(1)	—	(2)	—		—	—	—	—	—	—	(1)	—
Other contracts	—	1	(2)	—		—	—	—	—	—	—	1	1
Available-for-sale securities:
Residential mortgage-backed securities	166	—	(3)	—	(4)	—	—	—	(4)	—	(39)	123	—
Commercial mortgage-backed securities	169	—	(3)	—	(4)	—	—	102	(62)	—	(22)	187	—
Japanese corporate bonds and other debt securities	155	(2	)(3)	—	(4)	—	—	67	(3)	—	(43)	174	(4)
Foreign corporate bonds and other debt securities	85	2	(3)	(5	)(4)	23	—	41	—	—	(38)	108	—
Other investments	53	7	(3)	—		—	—	5	(20)	—	(3)	42	(7)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(5)	5	—	—	—	—
Long-term debt	587	18	(5)	—		8	—	(1)	—	305	(258)	623	19

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2017	April 1, 2016	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	March 31, 2017	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	21	(1	)(2)	—		—	—	—	—	—	(5)	15	(1)
Commercial mortgage-backed securities	2	—	(2)	—		—	—	—	—	—	(2)	—	—
Corporate bonds and other	720	12	(2)	—		296	(39)	875	(555)	—	(257)	1,052	19
Equity securities	21	1	(2)	—		—	—	3	(2)	—	—	23	—
Derivatives, net (1):
Interest rate contracts	26	(2	)(2)	—		—	—	—	—	—	2	26	2
Foreign exchange contracts	7	7	(2)	—		—	—	—	—	—	(6)	8	1
Equity-related contracts	5	(31	)(2)	—		—	—	—	—	—	1	(25)	(35)
Credit-related contracts	(1)	1	(2)	—		—	—	—	—	—	—	—	—
Other contracts	1	—	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage-backed securities	123	—	(3)	(1	)(4)	—	—	—	(7)	—	(38)	77	—
Commercial mortgage-backed securities	187	—	(3)	1	(4)	—	—	63	(12)	—	(15)	224	—
Japanese corporate bonds and other debt securities	174	(1	)(3)	43	(4)	—	—	10	(19)	—	(33)	174	—
Foreign corporate bonds and other debt securities	108	1	(3)	(1	)(4)	—	(2)	10	—	—	(6)	110	—
Other investments	42	—	(3)	—		—	—	12	(3)	—	(14)	37	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		1	—	(54)	53	—	—	—	—
Long-term debt	623	20	(5)	—		21	(12)	(2)	1	278	(296)	593	18

Notes:

(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2016 and 2017.

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

During the fiscal year ended March 31, 2017, the transfers into Level 3 included ¥296 billion of Trading securities, ¥1 billion of Trading securities sold, not yet purchased and ¥21 billion of Long-term debt. Transfers into Level 3 for Trading securities and Trading securities sold, not yet purchased were primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the fiscal year ended March 31, 2017, the transfers out of Level 3 included ¥39 billion of Trading securities, ¥2 billion of Available-for-sale securities and ¥12 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2016 and 2017:

2016

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	144	Discounted cash flow	Prepayment rate	3%–19%	7%
		Price-based	Default rate	0%–2%	0%
			Recovery rate	100%–100%	100%
			Discount margin	13bps–180bps	60bps

Commercial mortgage-backed securities	189	Discounted cash flow Price-based	Discount margin	6bps–580bps	37bps

Corporate bonds and other debt securities	1,002	Discounted cash flow	Prepayment rate (1)	0%–21%	19%
		Price-based	Default rate (1)	0%–2%	2%
			Recovery rate (1)	60%–69%	68%
			Discount margin (1)	11bps–1,115bps	151bps
			Discount margin (2)	10bps–3,850bps	454bps

Derivatives, net:
Interest rate contracts	26	Internal valuation model (3)	IR – IR correlation	32%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	7	Internal valuation model (3)	FX – IR correlation	5%–50%
			FX – FX correlation	54%–54%
			Default rate (4)	0%–63%

Equity-related contracts	5	Internal valuation model (3)	Equity – IR correlation	30%–30%
			Equity – FX correlation	55%–55%
			Equity volatility	10%–40%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate	0%–42%
			Credit correlation	29%–100%

Long-term debt	623	Internal valuation model (3)	IR – IR correlation	32%–100%
			FX – IR correlation	5%–50%
			FX – FX correlation	54%–54%
			Equity – IR correlation	30%–30%
			Equity – FX correlation	55%–55%
			Equity correlation	18%–100%
			Equity volatility	14%–39%
			Default rate	0%–5%
			Credit correlation	28%–100%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2017

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	92	Discounted cash flow	Prepayment rate	0%–18%	7%
		Price-based	Default rate	0%–1%	0%
			Recovery rate	100%–100%	100%
			Discount margin	15bps–170bps	55bps

Commercial mortgage-backed securities	224	Discounted cash flow Price-based	Discount margin	4bps–205bps	28bps

Corporate bonds and other debt securities	1,336	Discounted cash flow	Prepayment rate (1)	16%–30%	29%
		Price-based	Default rate (1)	1%–2%	2%
			Recovery rate (1)	60%–68%	68%
			Discount margin (1)	8bps–1,181bps	131bps
			Discount margin (2)	10bps–939bps	359bps

Derivatives, net:
Interest rate contracts	26	Internal valuation model (3)	IR – IR correlation	23%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	8	Internal valuation model (3)	FX – IR correlation	5%–52%
			FX – FX correlation	55%–55%
			Default rate (4)	0%–63%

Equity-related contracts	(25)	Internal valuation model (3)	Equity – IR correlation	25%–25%
			Equity – FX correlation	55%–55%
			Equity volatility	6%–59%

Credit-related contracts	—	Internal valuation model (3)	Default rate	0%–5%
			Credit correlation	30%–100%

Long-term debt	593	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	5%–52%
			FX – FX correlation	55%–55%
			Equity – IR correlation	25%–25%
			Equity – FX correlation	55%–55%
			Equity correlation	20%–100%
			Equity volatility	5%–40%
			Default rate	0%–3%
			Credit correlation	33%–100%

Notes:

(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

IR = Interest rate

FX = Foreign exchange

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sensitivities to unobservable inputs and interrelationships between unobservable inputs

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2016 and 2017:

2016	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	197
Loans held-for-sale	13	—	7	6	14
Other investments	1	—	—	1	2
Premises and equipment—net	—	—	—	—	1
Goodwill	—	—	—	—	6

Total assets measured at fair value on a nonrecurring basis	138	—	7	131	220

2017	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	194
Loans held-for-sale	7	—	7	—	8
Other investments	7	6	—	1	11
Premises and equipment—net	7	—	6	1	11

Total assets measured at fair value on a nonrecurring basis	145	6	13	126	224

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

Goodwill in the table above is entirely related to Banco Mizuho do Brasil S.A. reporting unit. Due to the decline in the fair value of the reporting unit, the carrying amount of the goodwill was reduced to its fair value which is based on the market approach and an impairment loss was recognized. As the determination of the fair value of the goodwill required significant management judgment and estimation, it is classified as Level 3.

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

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥20 billion and ¥36 billion at March 31, 2016 and 2017, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes of ¥14 billion and ¥16 billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the fiscal years ended March 31, 2016 and 2017, respectively.

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

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of other equity interests, which primarily comprises non-marketable equity securities, is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥313 billion and ¥308 billion at March 31, 2016 and 2017, respectively, were not included in the disclosure.

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

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 13 “Other assets and liabilities”.

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

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 13 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2016 and 2017.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2016 and 2017, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 840, “Leases” (“ASC 840”) :

	2016
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	48,757	48,757	923	47,834	—
Investments	4,819	4,873	4,873	—	—
Loans, net of allowance for loan losses (Note)	77,040	78,241	—	—	78,241

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	39,908	39,908	17,223	22,685	—
Interest-bearing deposits	100,228	100,234	46,207	54,027	—
Due to trust accounts	4,467	4,467	—	4,467	—
Other short-term borrowings	2,080	2,080	—	2,080	—
Long-term debt	13,691	13,863	—	12,969	894

	2017
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	60,943	60,943	1,063	59,880	—
Investments	3,817	3,846	3,846	—	—
Loans, net of allowance for loan losses (Note)	81,662	82,696	—	—	82,696

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	42,205	42,205	20,544	21,661	—
Interest-bearing deposits	110,125	110,124	56,738	53,386	—
Due to trust accounts	4,123	4,123	—	4,123	—
Other short-term borrowings	1,477	1,477	—	1,477	—
Long-term debt	13,009	13,078	—	12,120	958

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

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2016 and 2017. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
2016
Assets (1):
Derivatives	14,130	—	14,130	(12,167)	(599)	1,364
Receivables under resale agreements	7,490	—	7,490	(7,461)	—	29
Receivables under securities borrowing transactions	3,327	—	3,327	(3,318)	—	9

Total	24,947	—	24,947	(22,946)	(599)	1,402

Liabilities (1):
Derivatives	13,652	—	13,652	(12,043)	(748)	861
Payables under repurchase agreements	16,507	—	16,507	(16,464)	—	43
Payables under securities lending transactions	2,538	—	2,538	(2,531)	—	7

Total	32,697	—	32,697	(31,038)	(748)	911

2017
Assets (1):
Derivatives	10,608	—	10,608	(8,966)	(620)	1,022
Receivables under resale agreements	8,698	—	8,698	(8,662)	—	36
Receivables under securities borrowing transactions	3,127	—	3,127	(3,116)	—	11

Total	22,433	—	22,433	(20,744)	(620)	1,069

Liabilities (1):
Derivatives	10,405	—	10,405	(8,866)	(901)	638
Payables under repurchase agreements	17,446	—	17,446	(17,391)	—	55
Payables under securities lending transactions	1,458	—	1,458	(1,455)	—	3

Total	29,309	—	29,309	(27,712)	(901)	696

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

30. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2016 and 2017:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
2016
Repurchase agreements	6,289	6,125	3,582	837	16,833
Securities lending transactions	1,909	700	—	236	2,845

Total	8,198	6,825	3,582	1,073	19,678

2017
Repurchase agreements	249	12,700	3,897	1,124	17,970
Securities lending transactions	320	1,359	—	240	1,919

Total	569	14,059	3,897	1,364	19,889

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2016 and 2017:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
2016
Japanese government bonds and Japanese local government bonds	532	1,891
Foreign government bonds and foreign agency mortgage-backed securities	15,781	700
Commercial paper and corporate bonds	221	27
Equity securities	141	185
Other	158	42

Total (Note)	16,833	2,845

2017
Japanese government bonds and Japanese local government bonds	1,127	1,152
Foreign government bonds and foreign agency mortgage-backed securities	15,782	375
Commercial paper and corporate bonds	294	47
Equity securities	578	320
Other	189	25

Total (Note)	17,970	1,919

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	Amounts exceeded the gross amounts recognized in Note 29 “Offsetting of financial assets and financial liabilities” by ¥633 billion and ¥985 billion, at March 31, 2016 and 2017, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

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

31. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2016 and 2017, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2016 and 2017, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2015, 2016 and 2017. The outstanding amounts of these transactions, which were made in the ordinary course of business with substantially the same terms as those for comparable transactions with unrelated parties, were not considered significant.

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

32. Business segment information

The MHFG Group has introduced an in-house company system based on its diverse customer segments as of April 2016. The aim of this system is to leverage the Group’s strengths and competitive advantage, which is the seamless integration of the Group’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In line with the aforementioned system, the reportable segments have been changed from those based on the relevant principal consolidated subsidiaries to the five in-house companies. The services that each in-house company is in charge of are as follows.

Retail & Business Banking Company

This company provides financial services for individual customers, small and medium-sized enterprises and middle market firms in Japan.

Corporate & Institutional Company

This company provides financial services for large corporations, financial institutions and public corporations in Japan.

Global Corporate Company

This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company

This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.

Asset Management Company

This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of each business segment’s net business profits with income before income tax expense under U.S. GAAP.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management does not use information on business segment’s assets to allocate resources and assess performance and has not prepared information on the segment’s assets. Accordingly, information on the segment’s assets is not available.

	MHFG (Consolidated)
2016 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total
	(in billions of yen)
Gross profits	676.4	434.9	403.8	577.7	52.1	76.7	2,221.6
General and administrative expenses	661.2	183.2	232.7	178.9	30.1	58.9	1,345.0
Others	—	—	—	—	—	(23.7)	(23.7)

Net business profits (losses) (2)	15.2	251.7	171.1	398.8	22.0	(5.9)	852.9

	MHFG (Consolidated)
2017	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total
	(in billions of yen)
Gross profits	646.1	445.1	386.5	539.4	49.6	26.0	2,092.7
General and administrative expenses	678.3	186.7	237.8	200.9	29.3	87.5	1,420.5
Others	—	—	—	—	—	(8.8)	(8.8)

Net business profits (losses) (2)	(32.2)	258.4	148.7	338.5	20.3	(70.3)	663.4

Notes:

(1)	Following the introduction of an in-house company system based on customer segments in April 2016, segment information for the fiscal year ended March 31, 2016 was restated to reflect the relevant changes as transaction data on a customer segment basis had been maintained. Due to such data not being available, it is impracticable to restate segment information for the fiscal year ended March 31, 2015.
(2)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(3)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Before the introduction of the in-house company system, business segment information was disclosed based on the relevant principal consolidated subsidiaries such as MHBK, MHTB, and MHSC. Segment information based on the relevant principal consolidated subsidiaries for the fiscal years ended March 31, 2015, 2016 and 2017 is as follows:

2015 (1)(2)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
(in billions of yen)
Gross profits:
Net interest income	1,087.3	934.9	213.4	77.6	179.5	99.6	33.3	147.1	184.4	152.4	39.4	1.8	0.9	1,129.4
Net noninterest income	598.4	560.6	48.7	53.7	128.0	79.8	27.4	164.9	58.1	37.8	122.6	335.8	61.5	1,118.3

Total	1,685.7	1,495.5	262.1	131.3	307.5	179.4	60.7	312.0	242.5	190.2	162.0	337.6	62.4	2,247.7
General and administrative expenses	904.7	833.7	233.5	118.4	94.4	76.5	30.3	92.6	188.0	71.0	94.5	268.0	54.0	1,321.2
Others	(43.2)	—	—	—	—	—	—	—	—	(43.2)	(3.7)	—	(2.7)	(49.6)

Net business profits (3)	737.8	661.8	28.6	12.9	213.1	102.9	30.4	219.4	54.5	76.0	63.8	69.6	5.7	876.9

2016 (2)	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)								Others
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institutions & Public Sector Business (e)	Inter- national Banking (f)	Trading and others (g)	(h)	(i)	(j)	(k)	Total
(in billions of yen)
Gross profits:
Net interest income	959.4	830.1	214.8	75.7	173.0	97.5	32.5	175.5	61.1	129.3	36.1	5.4	2.8	1,003.7
Net noninterest income	675.3	633.7	45.0	53.1	143.7	77.5	31.8	185.1	97.5	41.6	130.7	343.8	68.1	1,217.9

Total	1,634.7	1,463.8	259.8	128.8	316.7	175.0	64.3	360.6	158.6	170.9	166.8	349.2	70.9	2,221.6
General and administrative expenses	903.3	833.3	234.4	118.6	91.9	75.2	29.8	122.1	161.3	70.0	99.1	279.3	63.3	1,345.0
Others	(22.1)	—	—	—	—	—	—	—	—	(22.1)	(4.2)	—	2.5	(23.8)

Net business profits (losses) (3)	709.3	630.5	25.4	10.2	224.8	99.8	34.5	238.5	(2.7)	78.8	63.5	69.9	10.1	852.8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2017 (2)(4)	MHBK (Consolidated)			MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
		MHBK (Non-consolidated)	Others
	Total	(a)-(g) Total	(h)	(i)	(j)	(k)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	836.5	719.8	116.7	30.2	(1.5)	2.6	867.8
Net noninterest income	686.7	600.6	86.1	121.8	333.1	83.3	1,224.9

Total	1,523.2	1,320.4	202.8	152.0	331.6	85.9	2,092.7
General and administrative expenses	982.7	866.6	116.1	101.6	257.5	78.7	1,420.5
Others	(8.7)	—	(8.7)	(5.2)	0.1	5.0	(8.8)

Net business profits (3)	531.8	453.8	78.0	45.2	74.2	12.2	663.4

Notes:

(1)	Beginning on April 1, 2015, new allocation methods have been applied to the calculation of “Gross profits” and “General and administrative expenses” for reportable segments of MHBK. Figures for the fiscal year ended March 31, 2015 have been restated for the new allocation methods.
(2)	“Others (h)” and “Others (k)” include the elimination of transactions between consolidated subsidiaries.
(3)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(4)	Segment information based on the relevant principal consolidated subsidiaries for the fiscal year ended March 31, 2017 is presented for comparability purposes. Due to system limitations, it is impracticable to present the details of MHBK (Non-consolidated).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of total net business profits under the internal management reporting systems for the fiscal years ended March 31, 2015, 2016 and 2017 presented above to income before income tax expense shown on the consolidated statements of income is as follows:

	2015	2016	2017
	(in billions of yen)
Net business profits	876.9	852.8	663.4

U.S. GAAP adjustments	230.8	201.3	(387.8)
(Provision) credit for loan losses	60.2	(34.6)	(37.7)
Net gains (losses) related to equity investments	160.1	188.4	259.6
Non-recurring personnel expense	(8.0)	(3.9)	(8.8)
Gains on disposal of premises and equipment	2.8	10.2	5.6
(Provision) credit for losses on off-balance-sheet instruments	2.8	16.4	(19.5)
Others—net	(57.9)	(34.0)	5.6

Income before income tax expense	1,267.7	1,196.6	480.4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Foreign activities

The following table presents consolidated income statement and total assets information by major geographic area. Foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as the MHFG Group’s operations are highly integrated globally, estimates and assumptions have been made for an allocation among the geographic areas.

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2015:
Total revenue (1)	2,396.9	324.1	102.4	211.8	223.7	3,258.9
Total expenses (2)	1,459.9	210.8	24.3	133.8	162.4	1,991.2

Income before income tax expense	937.0	113.3	78.1	78.0	61.3	1,267.7

Net income	565.6	79.7	76.2	74.3	34.4	830.2

Total assets at end of fiscal year	127,468.2	31,074.9	4,871.0	10,880.6	15,819.7	190,114.4

Fiscal year ended March 31, 2016:
Total revenue (1)	2,288.5	434.4	45.7	187.5	428.0	3,384.1
Total expenses (2)	1,534.2	282.6	28.7	126.2	215.8	2,187.5

Income before income tax expense	754.3	151.8	17.0	61.3	212.2	1,196.6

Net income	464.7	136.9	15.4	51.1	182.0	850.1

Total assets at end of fiscal year	133,157.1	28,985.3	4,227.5	11,616.9	15,823.4	193,810.2

Fiscal year ended March 31, 2017:
Total revenue (1)	1,748.3	500.3	70.3	190.7	367.5	2,877.1
Total expenses (2)	1,712.3	303.2	29.1	136.2	215.9	2,396.7

Income before income tax expense	36.0	197.1	41.2	54.5	151.6	480.4

Net income	5.7	167.6	38.8	39.5	137.5	389.1

Total assets at end of fiscal year	138,832.3	30,262.0	4,203.3	10,629.1	16,529.6	200,456.3

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2016	2017
	(in millions of yen)
Assets:
Cash and due from banks	137	15,912
Interest-bearing deposits in other banks	16,305	4,278
Investments in subsidiaries and affiliated companies	8,840,003	8,993,388
Long-term loans receivable from subsidiaries	624,518	2,697,250
Other	400,590	477,375

Total	9,881,553	12,188,203

Liabilities and shareholders’ equity:
Short-term borrowings	1,186,345	1,156,100
Long-term debt	584,518	2,632,250
Other liabilities	96,139	138,496
Shareholders’ equity	8,014,551	8,261,357

Total	9,881,553	12,188,203

Condensed statements of income

	2015	2016	2017
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	316,035	272,070	300,530
Non-banking subsidiaries and affiliated companies	28,633	20,814	27,618
Management fees from subsidiaries	32,163	39,267	48,594
Interest Income on Loans and Discounts	799	9,630	39,359
Other income	37,308	1,855	21,054

Total	414,938	343,636	437,155

Expenses:
Operating expenses	26,855	31,063	38,927
Interest expense	8,937	11,914	38,759
Bond issuance cost	865	3,230	9,835
Other expense	1,828	5,973	7,708

Total	38,485	52,180	95,229

Equity in undistributed net income of subsidiaries	427,037	559,553	21,251

Income before income tax expense	803,490	851,009	363,177
Income tax expense	442	517	737

Net income	803,048	850,492	362,440

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2015	2016	2017
	(in millions of yen)
Cash flows from operating activities:
Net income	803,048	850,492	362,440
Adjustments and other	(460,230)	(546,946)	(40,595)

Net cash provided by operating activities	342,818	303,546	321,845

Cash flows from investing activities:
Net change in loans	(150,000)	(479,948)	(2,022,860)
Purchases of premises and equipment	(159,670)	(165)	(40,362)
Payments for purchases of securities of subsidiaries	—	(2,249)	(65,269)
Proceeds from withdrawal of securities of subsidiaries	—	—	13,359
Net change in other investing activities	3,294	1,872	6,691

Net cash used in investing activities	(306,376)	(480,490)	(2,108,441)

Cash flows from financing activities:
Net change in short-term borrowings	130,000	(10,000)	(30,000)
Proceeds from issuance of long-term debt	150,000	479,948	2,022,860
Repayment of long-term debt	(141,200)	(98,800)	—
Proceeds from issuance of common stock	6	5	6
Purchases of treasury stock	(12)	(13)	(1,435)
Dividends paid	(176,186)	(195,283)	(190,031)
Net change in other financing activities	1,006	1,001	971

Net cash provided by (used in) financing activities	(36,386)	176,858	1,802,371

Net increase (decrease) in cash and due from banks	56	(86)	15,775
Cash and due from banks at beginning of fiscal year	167	223	137

Cash and due from banks at end of fiscal year	223	137	15,912

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Yasuhiro Sato
Name: Yasuhiro Sato
Title: President & CEO

July 7, 2017

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 23, 2017 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2017 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated June 23, 2017 (English Translation)

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement among the registrant, The Bank of New York Mellon (formerly The Bank of New York) as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc. (English Translation)**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 23, 2015.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 21, 2016.