Form 20-F
period 2018-03-31
MIZUHO FINANCIAL GROUP INC
filed 2018-07-03
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2018

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

At March 31, 2018, the following shares of capital stock were issued: 25,389,644,945 shares of common stock (including 6,487,234 shares of common stock held by the registrant as treasury stock).

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

In this annual report, “our principal banking subsidiaries” refer to Mizuho Bank and Mizuho Trust & Banking Co., Ltd. (or with respect to references as of a date, or for periods ended, before July 1, 2013, to the former Mizuho Bank, the former Mizuho Corporate Bank and Mizuho Trust & Banking).

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2014, 2015, 2016, 2017 and 2018 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2014, 2015, 2016, 2017 and 2018 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2016, 2017 and 2018 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2014	2015	2016	2017	2018
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,422,799	¥1,457,659	¥1,500,171	¥1,509,030	¥1,761,886
Interest expense	401,565	411,982	495,407	601,712	889,936

Net interest income	1,021,234	1,045,677	1,004,764	907,318	871,950
Provision (credit) for loan losses	(126,230)	(60,223)	34,560	37,668	(126,362)

Net interest income after provision (credit) for loan losses	1,147,464	1,105,900	970,204	869,650	998,312
Noninterest income	1,082,834	1,801,215	1,883,894	1,368,032	1,604,663
Noninterest expenses	1,503,955	1,639,462	1,657,493	1,757,307	1,763,677

Income before income tax expense	726,343	1,267,653	1,196,605	480,375	839,298
Income tax expense	226,108	437,420	346,542	91,244	237,604

Net income	500,235	830,233	850,063	389,131	601,694
Less: Net income (loss) attributable to noncontrolling interests	1,751	27,185	(429)	26,691	24,086

Net income attributable to MHFG shareholders	¥498,484	¥803,048	¥850,492	¥362,440	¥577,608

Net income attributable to common shareholders	¥491,739	¥798,138	¥848,062	¥362,440	¥577,608
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥20.33	¥32.75	¥34.19	¥14.33	¥22.77
Diluted earnings per common share—net income attributable to common shareholders	¥19.64	¥31.64	¥33.50	¥14.28	¥22.76
Number of shares used to calculate basic earnings per common share (in thousands)	24,189,670	24,368,116	24,806,161	25,285,899	25,366,345
Number of shares used to calculate diluted earnings per common share (in thousands)	25,371,252	25,381,047	25,387,033	25,380,302	25,373,931
Cash dividends per share (1)(2):
Common stock	¥6.50	¥7.50	¥7.50	¥7.50	¥7.50
	$0.06	$0.06	$0.07	$0.07	$0.07
Eleventh series class XI preferred stock(3)	¥20.00	¥20.00	¥20.00	¥—	¥—
	$0.19	$0.17	$0.18	$—	$—

	As of and for the fiscal years ended March 31,
	2014	2015	2016	2017	2018
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥175,697,452 (4)	¥190,114,354 (4)	¥193,810,151 (4)	¥200,456,304	¥204,255,642
Loans, net of allowance	72,858,777	77,528,017	77,104,122	81,804,233	83,204,742
Total liabilities	169,076,081 (4)	181,924,510 (4)	185,626,960 (4)	191,684,247	194,751,942
Deposits	102,610,154	114,206,441	117,937,722	131,184,953	136,884,006
Long-term debt	9,852,048 (4)	14,576,861 (4)	14,765,527 (4)	14,529,414	12,955,230
Common stock	5,489,295	5,590,396	5,703,144	5,826,149	5,826,383
Total MHFG shareholders’ equity	6,378,470	7,930,338	8,014,551	8,261,357	8,868,421
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.27%	0.42%	0.43%	0.18%	0.28%
Net income attributable to common shareholders as a percentage of average MHFG shareholders’ equity	9.64%	13.86%	13.33%	5.25%	8.26%
Dividends per common share as a percentage of basic earnings per common share	31.97%	22.90%	21.94%	52.34%	32.94%
Average MHFG shareholders’ equity as a percentage of total average assets	2.84%	3.04%	3.23%	3.38%	3.35%
Net interest income as a percentage of total average interest-earning assets	0.64%	0.63%	0.58%	0.51%	0.47%

Notes:

(1)	Yen amounts are expressed in U.S. dollars at the rate of ¥102.98 = $1.00, ¥119.96 = $1.00, ¥112.42= $1.00, ¥111.41= $1.00 and ¥106.20= $1.00 for the fiscal years ended March 31, 2014, 2015, 2016, 2017 and 2018, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Figures represent cash dividends per share with respect to the applicable fiscal year. Dividends with respect to a fiscal year include year-end dividends and interim dividends. Declaration and payment of dividends are conducted during the immediately following fiscal year, in the case of year-end dividends, or immediately following interim period, in the case of interim dividends.
(3)	On July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016, and delivered shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock.
(4)	Total assets, total liabilities and long-term debt have been recalculated to reflect the retrospective adoption of ASU No.2015-03. See note 2 to our consolidated financial statements included elsewhere in this annual report.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2014	2015	2016	2017	2018
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,417,569	¥1,468,976	¥1,426,256	¥1,445,555	¥1,622,354
Interest expense	309,266	339,543	422,574	577,737	814,988

Net interest income	1,108,303	1,129,433	1,003,682	867,818	807,366
Fiduciary income	52,014	52,641	53,458	50,627	55,400
Net fee and commission income	560,768	593,360	607,551	603,542	614,349
Net trading income	187,421	262,963	310,507	325,332	275,786
Net other operating income	126,774	209,340	246,415	245,419	162,454
General and administrative expenses	1,258,227	1,351,611	1,349,593	1,467,221	1,488,973
Other income	344,275	301,652	365,036	438,042	565,683
Other expenses	135,962	207,147	228,807	279,368	192,113

Income before income taxes(1)	985,366	990,632	1,008,252	784,193	799,953
Income taxes:
Current(2)	137,010	260,268	213,289	196,535	190,158
Deferred	77,960	44,723	69,260	(58,800)	1,469
Profit(1)	770,396	685,640	725,702	646,457	608,326
Profit attributable to non-controlling interests(1)	81,980	73,705	54,759	42,913	31,778

Profit attributable to owners of parent(1)	¥688,415	¥611,935	¥670,943	¥603,544	¥576,547

Net income per share:
Basic	¥28.18	¥24.91	¥26.94	¥23.86	¥22.72
Diluted	27.12	24.10	26.42	23.78	22.72
Balance sheet data:
Total assets	¥175,822,885	¥189,684,749	¥193,458,580	¥200,508,610	¥205,028,300
Loans and bills discounted(3)	69,301,405	73,415,170	73,708,884	78,337,793	79,421,473
Securities	43,997,517	43,278,733	39,505,971	32,353,158	34,183,033
Deposits(4)	101,811,282	113,452,451	117,456,604	130,676,494	136,463,824
Net assets	8,304,549	9,800,538	9,353,244	9,273,361	9,821,246
Risk-adjusted capital data (Basel III)(5):
Common Equity Tier 1 capital	¥5,304,412	¥6,153,141	¥6,566,488	¥7,001,664	¥7,437,048
Tier 1 capital	6,844,746	7,500,349	7,905,093	8,211,522	9,192,244
Total capital	8,655,990	9,508,471	9,638,641	10,050,953	10,860,440
Risk-weighted assets	60,274,087	65,191,951	62,531,174	61,717,158	59,528,983
Common Equity Tier 1 capital ratio	8.80%	9.43%	10.50%	11.34%	12.49%
Tier 1 capital ratio	11.35	11.50	12.64	13.30	15.44
Total capital ratio	14.36	14.58	15.41	16.28	18.24

Notes:

(1)	We have applied “Revised Accounting Standard for Business Combinations” (ASBJ Statement No.21, September 13, 2013) and others and presentation of net income and others has been changed and presentation of minority interests has been changed to non-controlling interests from the fiscal year ended March 31, 2016.
(2)	Includes refund of income taxes.
(3)	Bills discounted refer to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.
(4)	Includes negotiable certificates of deposit.
(5)	Risk-adjusted capital data are calculated on a Basel III basis. We adopted the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk from the fiscal year ended March 31, 2009. We also adopted the advanced measurement approach (the “AMA”) for the calculation of operational risk from the fiscal year ended March 31, 2010. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

Fiscal years ended (ending) March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2014	¥105.25	¥92.96	¥100.46	¥102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41
2018	114.25	104.83	110.70	106.20
2019 (through May 31)	111.08	105.99	109.01	108.73

Calendar year 2017

December	¥113.62	¥111.88	—	—

Calendar year 2018

January	¥113.18	¥108.38	—	—
February	110.40	106.10	—	—
March	106.91	104.83	—	—
April	109.33	105.99	—	—
May	111.08	108.62	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods. The noon buying rate as of May 31, 2018 was ¥108.73 = $1.00.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as the other information in this annual report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and “Selected Statistical Data.”

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

We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the banks and other financial institutions, manufacturing and real estate industries is relatively high. We manage our credit portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and credit exposure concentrations in particular industries or corporate groups, and we also utilize credit derivatives for hedging and credit risk mitigation purposes. We provide an allowance for loan losses taking into consideration the borrower’s situation, the value of relevant collateral and guarantee, which we periodically re-evaluate, and economic trends based on our self-assessment standards as well as applicable charge-off and allowance standards. However, depending on trends in the domestic and global economic environment, the business environment in particular industries, prices of real estate assets and other factors, the amount of our problem loans and other claims could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. There can be no assurance that credit-related and other costs, including provision for loan losses and charge-offs of loans, will not increase in the future as a result of the foregoing or otherwise.

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

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based, is changed or if the Financial Services Agency otherwise changes its banking regulations, we might not be able to meet the minimum regulatory requirements for capital adequacy ratios. For example, in December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity. In March 2012, the Financial Services Agency published revisions to its capital adequacy guidelines which generally reflect rules in the Basel III- text and began phasing them in from March 31, 2013. The Basel Committee on Banking Supervision reviewed the risk measurement method and other rules and published the finalized Basel III reforms in December 2017. Regulations based on the review are expected to be phased in from 2022.

Furthermore, we have been named one of the global systemically important banks (“G-SIBs”) and have become subject to additional capital requirements since March 2016. The group of G-SIBs will be updated annually and published by the Financial Stability Board (“FSB”) each November. The FSB published the final standard requiring G-SIBs to maintain total loss-absorbing capacity (“TLAC”) in November 2015, and G-SIBs will be required to meet the minimum TLAC requirement from 2019.In addition, the Financial Services Agency published a policy to develop a framework in connection with such requirements in Japan in April 2016, and a revised version of this document was published in April 2018. Based on this policy, the Financial Services Agency intends that Mizuho Financial Group be subject to the TLAC regulations from March 31, 2019.

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

For example, the additional collateral requirement in connection with our derivative contracts, absent other changes, assuming a downgrade occurred on March 31, 2018, would have been approximately ¥3.0 billion for a one-notch downgrade and approximately ¥6.3 billion for a two-notch downgrade.

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

We have been implementing strategic initiatives and measures in various areas. In May 2016, we announced our Medium-term Business Plan for the three fiscal years ending March 31, 2019. Also, in November 2017, with the aim of achieving sustainable growth and maintaining and strengthening our competitive advantages over the long term, we developed a basic principle of structural reforms.

However, we may not be successful in implementing such initiatives and measures, or even if we are successful in implementing them, the implementation of such initiatives and measures may not have their anticipated effects. In addition, we may not be able to meet the key targets announced due to these or other factors, including, but not limited to, differences in the actual economic environment compared to our assumptions, as well as the risks enumerated in these “Risk Factors.”

For further information of our Medium-term Business Plan, see “Item 4. Business Overview –General and structural reforms.”

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

Problems relating to our information technology (IT) systems could significantly disrupt our business operations.

We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. Our efforts to sustain stable daily operations and development of contingency plans for unexpected events, including the implementation of backup and redundancy measures. Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. are working on shifting to our next-generation accounting system for the purpose of improving our customer service capabilities. In shifting to this new system, we plan to progress gradually from the viewpoint of ensuring safety and a steady transition, such as multiple temporary suspensions of our online services. However, we may not be able to prevent significant disruptions to our information technology systems caused by, among other things, human error, accidents and development and renewal of computer systems. In the event of any such disruption, our business, financial condition and results of operations could be materially and adversely affected due to information leaks, malfunctions or disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.

Problems relating to cyber attacks could significantly impair our ability to protect our customer’s private information and disrupt our business operations.

Our business depends on the secure processing, storage and transmission of confidential and other information within our global IT systems. There have been a number of highly publicized cases involving financial services companies, consumer-based companies, governmental agencies and other organizations reporting the unauthorized disclosure of client, customer or other confidential information in recent years, as well as cyber attacks involving the dissemination, theft and destruction of corporate information or other assets, as a result of failure by employees or contractors to follow procedures or as a result of actions by third parties, including actions by foreign governments.

As we and our outside contractors continue to be the target of unauthorized access attacks, mishandling or misuse of information, computer viruses or malware, cyber attacks designed to obtain confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, denial of service attacks, data breaches and other events, there can be no assurance that we will not suffer any losses or other consequences in the future as a result of significant incidents due to these cyber attacks. Although our Cyber Incident Response Team (CIRT) has led the implementation of, and continuously endeavors to upgrade, our protective measures using advanced technologies, our IT systems, software and computer networks may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. Due to the complexity and interconnectedness of our global IT systems, these protective measures may be ineffective, and the process of enhancing our protective measures can itself create a risk of system disruption and security issues, and there can be no assurance that our current or future countermeasures will be sufficient to prevent or mitigate the impact of such incidents.

A cyber attack, information or security breach or a technology failure that involves us or our outside contractors could jeopardize our or our customers’, employees’, partners’, vendors’ or counterparties’ personal, confidential, proprietary or other information processed and stored in, and transmitted through, our and our outside contractors’ IT systems. Furthermore, such events could cause interruptions or malfunctions in our, our customers’, employees’, partners’, vendors’, counterparties’ or outside contractor’s operations, as well as the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees, our customers or of other third parties. Any of these events could result in reputational damage with our customers and the market, customer dissatisfaction or financial losses, any of which could adversely affect our financial condition and results of operations.

Our reputation could be harmed and we may be subject to liabilities and regulatory actions if we are unable to protect personal and other confidential information, including as a result of cyber attacks.

We handle various confidential or non-public information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those that we require of our outside contractors and those designed to meet the strict requirements of the Personal Information Protection Law of Japan, may not be effective in preventing all such problems. Leakage of important information in the future, including as a result of cyber attacks, could result in liabilities and regulatory actions and may also lead to significant harm to our reputation. In addition, recent or future regulatory changes, such as the Japan Amended Act on the Protection of Personal Information, the EU General Data Protection Regulation and the UK Competition and Markets Authority’s Open Banking standard, increase the risks relating to our ability to comply with rules that impact our ability to protect information. Non-compliance with such regulations could result in regulatory proceedings, litigation, enforcement or the imposition of fines or penalties. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which currently includes Iran, Sudan, Syria and North Korea and we maintain policies and procedures to comply with applicable U.S. laws. Our non-U.S. offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions and maintenance of correspondent banking accounts. In addition, we maintain a representative office in Iran. We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.

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

We conduct a wide variety of business operations in Japan as well as overseas, including in the United States, Europe and Asia. If general economic conditions in Japan or other regions were to deteriorate or if the financial markets become subject to turmoil, we could experience weakness in our business, as well as deterioration in the quality of our assets. We are currently facing significant uncertainties in the economic environment such as U.S. governmental policies, political concerns in Europe, the economic outlook for China and heightening geopolitical risks. Significant changes in general economic conditions or financial markets due to the effect of changes in these risks could materially and adversely affect our financial condition and results of operations.

Amendments and other changes to the laws and regulations that are applicable to us could have an adverse effect on us.

We are subject to general laws, regulations and accounting rules applicable to our business activities in and outside of Japan. We are also subject to various laws and regulations applicable to financial institutions such as the Banking Act, including capital adequacy requirements, in and outside of Japan. If the laws and regulations that are applicable to us are amended or otherwise changed, such as in a way that restricts us from engaging in business activities that we currently conduct or that requires us to incur additional costs related to our IT systems, our business, financial condition and results of operations could be materially and adversely affected.

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

In September 2011, Mizuho Trust & Banking became a wholly-owned subsidiary of Mizuho Financial Group, Mizuho Securities became an unlisted subsidiary of the former Mizuho Corporate Bank and Mizuho Investors Securities became a wholly-owned subsidiary of the former Mizuho Bank, through their respective stock-for-stock exchanges. The purpose of these stock-for-stock exchanges is to further enhance the “group collective capabilities” by integrating group-wide business operations and optimizing management resources such as workforce and branch network.

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

In July 2016, with consideration of the rule of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) regarding the operations of foreign banking organizations with U.S. operations, we established a bank holding company, Mizuho Americas LLC, which holds our primary U.S.–based banking, securities and institutional custody services (trust banking) entities together under it, with the aim to proactively strengthen corporate governance and expand our profit base through the consistent implementation of our collaborative corporate and investment banking, securities and institutional custody services strategy in the United States in line with the global operation of our new in–house company system.

In December 2017, two subsidiaries of Mizuho Americas LLC, the former Mizuho Bank (USA) and the Mizuho Trust & Banking Co. (USA), merged. The merged entity, Mizuho Bank (USA), provides both banking services and trust services.

In October 2016, with a view to strengthening our respective asset management businesses, we and The Dai-ichi Life Insurance Company, Limited integrated the asset management functions of both groups, namely, DIAM Co., Ltd., the asset management function of Mizuho Trust & Banking, Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd., and formed a new company named Asset Management One Co., Ltd., a consolidated subsidiary of Mizuho Financial Group.

In March 2017, we, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited as a subsidiary of Resona Holdings, Inc. and The Dai-ichi Life Insurance Company, Limited as a subsidiary of Dai-ichi Life Holdings, Inc. executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Japan Trustee Services Bank, Ltd. (“JTSB”) and Trust & Custody Services Bank, Ltd. (“TCSB”). In March 2018, TCSB executed a management integration agreement with JTSB to carry out the management integration through incorporation of a holding company by joint share transfer. The purpose of the integration is to contribute to further growth in the domestic securities settlement market and domestic investment chain by realizing more stable and higher quality operations and strengthening its system development capabilities by seeking the benefits of scale.

Other Information

Our registered address is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan, and our telephone number is 81-3-5224-1111.

4.B. Business Overview

General

We engage in banking, trust, securities and other businesses related to financial services.

We launched our three-year medium-term business plan, the “Progressive Development of “One MIZUHO”—The Path to a Financial Services Consulting Group,” formulated for the three years beginning the fiscal year ended March 31, 2017. This plan aims for (i) further reinforcement of the “customer-focused” perspective that we have been promoting and (ii) the pursuit of “operational excellence,” as part of our effort to promote greater business improvement and efficiency. Through these efforts, we aim to further develop the “One MIZUHO” strategy by establishing a new business model as a “Financial Services Consulting Group.”

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

A Financial Services Consulting Group—The most trusted partner in solving problems and supporting the sustainable growth of customers and communities

Five Basic Policies

•	Introduction of the in-house company system

•	Selecting and focusing on certain areas of business

•	Establishment of a resilient financial base

•	Proactive involvement in financial innovation

•	Embedding a corporate culture that encourages the active participation of our workforce to support a stronger Mizuho

Ten Basic Strategies

Business strategies

•	Strengthening our noninterest income business model on a global basis

•	Responding to the shift from savings to investment

•	Strengthening our research and consulting functions

•	Responding to FinTech

•	Promoting the “Area One MIZUHO” strategy (i.e., the implementation of the One MIZUHO strategy in each geographical area through collaboration of banking, trust and securities functions, under which the business offices independently design and implement their respective strategies)

Financial strategies

•	Controlling the balance sheet and reforming the cost structure

•	Disposing of cross-shareholdings

Management foundations

•	Completing implementation of the next generation IT systems

•	Fundamental reforms of HR management

•	Continued initiatives towards embedding a corporate culture to support the creation of a stronger organization

In the fiscal year ended March 31 2018, the second year of the medium-term business plan, we adopted “accelerating the One MIZUHO strategy through commitment to customer-focused business operations and fundamental enhancement of productivity” as our operational policy and have worked together as a group in this direction.

First, in order to further promote the evolution of integrated, group-wide operations across banking, trust and securities functions to ensure that the business is managed on a customer-focused basis, we have enhanced our front-line capabilities, implemented prompt decision-making processes, increased the efficiency of group management and worked to strengthen our noninterest income business on a group-wide basis by providing solutions to issues that customers may face.

In addition, with respect to the fulfillment of fiduciary duties, in addition to our policies and action plans for each group company regarding the asset management-related business, we set and published quantitative key performance indicators to confirm the extent to which our fiduciary duties are being fulfilled and implemented various kinds of customer-focused measures.

Secondly, we have promoted “operational excellence” in order to improve productivity. With the aim of “improving operational efficiency” and “enhancing service value for customers by raising the sophistication of our operations,” we have streamlined head office operations and advanced our business process reform through the utilization of digital technologies such as robotic process automation (i.e., software that is capable of inputting, processing, collecting and checking data that requires simple judgment, which can be utilized for the automation of routine manual tasks) and employee mind-set reforms, etc.

Thirdly, we have actively worked on improving innovation. Under a new structure for promoting innovation, which the CDIO (Chief Digital Innovation Officer) is exclusively in charge of, we have advanced our initiatives by establishing Blue Lab Co., Ltd. for the purposes of creating next-generation business models and actual commercialization related businesses, and commenced “AI-based Score Lending,” (i.e., an individual consumer financing service that provides reference values for lending terms, such as interest rates and borrowing limits, based on AI-based score levels), one of the first FinTech services in Japan, provided by J.Score CO., LTD.

Fourthly, in order to contribute to the sustainable development of society and to create new corporate value, we have pursued a CSR initiative regarding environmental, societal and governance (ESG) issues. With respect to environment and society, we issued green bonds and developed a human rights policy in line with international standards, among other initiatives. With respect to governance, we became the first Japanese bank holding company for which the Chairman of the Board of Directors and the chairmen of the three legally-required committees are all outside directors, and each of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd. (the “Three Core Companies”) changed its corporate governance system from the “Company with Board of Company Auditors” structure to the “Company with Audit and Supervisory Committee” structure.

Finally, with respect to legal compliance, we continued our various efforts, including severing transactions with anti-social elements and our countermeasures against money laundering and terrorist financing.

The business environment surrounding financial institutions continues to be challenging, and we anticipate it will undergo major structural changes over time. Under these circumstances, we will undertake fundamental structural reforms in our business structure, and, based on a ten-year time horizon, we will strive to secure our sustainable growth and continued competitive advantage.

We will utilize advanced technologies in accordance with our concept of open innovation to further develop our “One MIZUHO strategy” by, for example, (i) endeavoring to increase profit through actively pursuing collaborative engagement with other companies, not limited to financial activities, in order to create new business opportunities and (ii) endeavoring to strengthen cost competitiveness and enhance productivity while striving to optimize organization and staffing, restructure branch strategies and accomplish other related tasks.

In the fiscal year ending March 31, 2019, in order to address three material issues, “launching and implementing fundamental structural reforms,” “achieving the medium-term business plan” and “completing implementation of our next generation IT systems,” we are focusing our attention on progressively developing our “One MIZUHO strategy” by implementing changes to the structure and foundations of our business, further integrating our “customer first” principle into everything we do and fundamentally increasing productivity, and we will work to advance such strategy by placing emphasis on the points described below.

Increasing Our Earning Capacity through Fully Implementing Our Customer First Principle

Through strengthening customer contacts, ensuring awareness of customer needs and accomplishing other related tasks, we will work to further develop our “One MIZUHO strategy” by which group-wide operations are integrated and work to increase our earnings capacity on a group-wide basis by solving issues that need to be addressed. We will also work to fulfill our fiduciary duties with respect to the asset management-related business and incorporate customers’ voices and evaluations into the process of following our business plan in order to reflect them in our strategies and measures.

Selecting and Focusing on Certain Areas of Business

By improving the reasonable allocation of management resources in relation to the focus and streamline areas by which targets and markets are narrowed, we will work to make efficient use of our limited management resources and increase our earnings capacity. In the focus areas, we will work to expand the area and breadth of risk taking and will commence strengthening new and growing businesses.

Establishment of a Resilient Financial Base

By capturing signs of changes in the business environment and exercising flexible and effective control over our balance sheets, we will seek to optimize risk and return. With respect to the disposal of cross-shareholdings, we will work to achieve targets set forth in the medium-term business plan. In addition, by thoroughly reviewing our business processes through the pursuit of “operational excellence” and other similar efforts and by reviewing our working style, we will reform our cost structure.

Utilization of Technology and Data

We will strengthen our ability to develop and promote group-wide digital innovation strategies and will promote efforts towards the utilization of technology and data, and the co-creation of value through collaboration with other companies in each area of productivity enhancement through upgraded business processes, the reform of business foundation and the creation of new businesses.

Transforming Our Corporate Culture into One that Encourages the Active Participation of Our Workforce to Support a Stronger Mizuho

We will seek to establish and spread the “fundamental reform of HR management” by promoting, among other matters, HR management that respects employees’ individuality, active participation of a diverse workforce, a work-life balance initiative to provide flexible and varied work arrangements and the “health and productivity management” initiative. We will also proceed with initiatives toward the transformation of our corporate culture, such as mind-set reforms that encourage employees to take on challenges and eliminate inward-facing energy.

Completion of Implementation of our Next Generation IT Systems

As our most important and largest systems project, we will take all possible measures to complete the implementation of our next-generation IT systems in a safe and steady manner.

In addition to the foregoing efforts, we will also continue to endeavor to upgrade our risk appetite framework and strengthen our attitude toward governance and compliance with laws and regulations, including severance of business relations with anti-social elements.

As already announced, Trust & Custody Services Bank, Ltd., which is our consolidated subsidiary, has executed a management integration agreement with Japan Trustee Services Bank, Ltd. to the effect that both parties will carry out management integration. The integrated company will aim to be the top trust bank in Japan specializing in asset administration services that meet a wide variety of customer needs regarding asset administration services.

We will also continue to consider the possibility of consolidation between Mizuho Bank and Mizuho Trust & Banking.

We will contribute to the sustainable development of society by pursuing a CSR initiative toward addressing social challenges, such as the Sustainable Development Goals (i.e., the international goals from 2016 to 2030 that were set forth in the “2030 Agenda for Sustainable Development” adopted by the UN Summit held in September 2015), on a group-wide basis and further promote our corporate values.

In addition, we will continue to implement measures to further improve the value of our brand through means such as positive communication with various stakeholders and extending support to the Olympic and Paralympic Games Tokyo 2020 (Mizuho is a Tokyo 2020 Gold Banking Partner).

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

While fulfilling our fiduciary duties, to promote the change “from savings to investments” and in addition to the consulting services that combine banking, trust and securities functions, we offer our customers asset formation support that utilizes advanced technologies, such as AI-powered asset management advisory services and asset management support utilizing remote channels, etc. Accordingly, in addition to strengthening our efforts related to NISA, a tax exemption program for small investments, and iDeCo, an individual-type defined contribution pension plan, we will strengthen financial education through seminars.

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

In addition, in an effort to increase customer convenience, we have expanded our branch network throughout Japan (Mizuho Bank: 465; Mizuho Trust & Banking: 60; Mizuho Securities: 275; each as of March 31, 2018) and our ATM network (approximately 7,200 locations as of March 31, 2018, including ATMs shared with AEON Bank). We also have 166 of Mizuho Securities “Planet Booths,” which are located in the branches and offices of Mizuho Bank, and 23 of Mizuho Trust & Banking “Trust Lounges,” which are located in the branches and offices of Mizuho Bank, as of March 31, 2018.

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

Furthermore, due to the aging of Japanese business owners, business succession and asset inheritance has become a matter of urgency. Using our succession and property know-how, we actively offer solutions for optimal and smooth business succession and asset inheritance, including the inheritance of business ownership and corporate stock as well as corporate reorganization, addressing both individual and corporate needs.

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

For large corporate customers, based on our solid customer relationships and utilizing our global industry knowledge, we offer group-wide financial solutions that are tailored for each customer, such as syndicated loans, bonds and M&A advisory, etc., on a global basis to meet their needs in fund-raising, investment, management and financial strategies.

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

Global Corporate Company

The Global Corporate Company serves non-Japanese companies and Japanese companies operating outside Japan.

For our Japanese corporate customers, we provide integrated support both in and outside Japan to help them expand their overseas operations. We offer highly specialized services that use our advanced financial technologies and expertise. Particularly in Asia, we support Japanese corporate customers developing new markets by offering advisory and other services.

We are also expanding business with non-Japanese corporate customers. We use our global network to support U.S. and European global companies developing business in Asia as well as Asian multinational enterprises expanding within Asia. For our non-Japanese corporate customers, we are pursuing the Global 300

Strategy, which involves focusing on a group of approximately 300 blue-chip companies around the world. Taking the characteristics of each industry sector into consideration, we take a focused approach based on our know-how and insight on the business and financial aspects. Through a close relationship with top management, we aim to develop long-term relationships with our customers. Our market presence within the United States continues to grow, including in the area of investment-grade corporate debt underwriting, based on the enhanced sophistication in the collaboration between our banking and securities functions.

Meanwhile, we are enhancing our support to clients by expanding our global office network and strengthening the framework to support our customers’ business outside Japan. We have recently opened the Mizuho Bank Phnom Penh Branch (under the Bangkok Branch), Washington, D.C. Representative Office, and Dallas Representative Office (under the New York Branch) as well as the Mizuho Bank Mexico, S.A., Leon Office, the Mizuho Securities Asia Limited, Seoul Branch and the Mizuho International plc, Dubai Branch.

We are forming business alliances with government-affiliated institutions and financial institutions to provide up-to-date local information to our customers. We are also enhancing our service framework to address the diverse business needs of customers, including post-entry support.

As we see major changes in the global economy and the regulatory framework, we aim to achieve sustainable growth by improving our business portfolio, promoting cross-selling and strengthening our business and management base.

Global Markets Company

The Global Markets Company operates sales and trading business to meet the risk hedging and investment needs of a wide range of customers, from individuals to institutional investors, by offering a comprehensive range of market-related products. We also operate asset liability management and investment business with respect to bonds and equities.

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

With respect to our asset liability management, we contribute to the stabilization of foreign currency liquidity management. Also, as for the investment business, we earn stable revenue by constructing well diversified portfolio and changing allocation appropriately with using our early warning control to reflect the changes of market environment flexibly.

In addition, we are also actively working on the advancement of our market business through the use of advanced technology such as AI.

The Global Markets Company is aiming to become a top-class Asian player in the global market by utilizing its capacity to offer a wide range of products based on the collaboration among the banking, trust and securities functions.

Asset Management Company

The Asset Management Company works with our banking, trust and securities functions as well as Asset Management One to meet the needs of a wide range of customers, from individuals to institutional investors, by providing products and services while fulfilling its fiduciary duties.

For individual customers, we offer investment products that contribute to their medium- to long-term asset formation.

For institutional investors such as pension funds, we offer consulting services to meet their diversified and sophisticated asset management needs.

We offer our customers investment products that are best suited to them through Mizuho Alternative Investments, our New York-based hedge fund manager, Mizuho Global Alternative Investments, our Tokyo-based financial gatekeeper, Eurekahedge, our Singapore-based hedge fund database provider, and Matthews Asia, an independent, privately owned firm and the largest dedicated Asia investment specialist in the U.S.

In addition, in various product fields, we are focusing on developing and offering products through collaboration with BlackRock, Inc. and Partner Group AG.

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

In the mergers and acquisitions business, with an aim to increase the corporate value of our customers, we offer sophisticated solutions in response to our customers’ needs, mainly in the areas of cross-border mergers and acquisitions, business succession and management buyouts.

In the real estate business, by taking full advantage of our extensive knowledge and skills developed through the collaboration of our group companies, we offer various real estate-backed financing methods and real estate-related investment strategy support.

In the asset finance business, by strengthening the collaboration between banking, trust and securities functions and by arranging customers’ asset securitization, we satisfy their demands such as diversification of fund-raising sources and improvement of financial indices achieved by removing assets from their balance sheet.

In the project finance business, we provide various financial products and services internationally, including long-term loan facilities for large-scale mining and public infrastructure development, and domestically, including loans for renewable energy-related projects and arrangement of PFI/PPP deals. In addition, we offer investment opportunities to institutional investors through our managed infrastructure debt funds.

In the corporate finance business, we proactively provide a wide variety of fund raising solutions in the syndicated loan and debt and equity capital markets.

In the transaction business we provide solutions related to domestic exchange settlement, foreign exchange, cash management, trade finance, yen correspondence settlement and yen securities custody, global custody, asset management and stock transfer agent services.

For our corporate customers in the transaction business, we offer various financial services and products such as online banking, cash management solutions, Renminbi-denominated services and trade finance on a global basis.

For financial institutions and institutional investors, we promote custody, global custody and yen correspondence settlement, asset management and stock transfer agent services.

In addition, we are further expanding our range of services in collaboration with our group companies and leveraging the latest technological innovations.

The Global Products Unit aims to support the group-wide goal of becoming a “Financial Services Consulting Group” by building a solid products platform.

Research & Consulting Unit

The Research & Consulting Unit, the fifth pillar for becoming a “Financial Services Consulting Group,” offers both in-house and customer research and consulting functions through “One Think Tank,” in collaboration with each of the in-house companies.

In the research field, we conduct deep investigations and analyses widely ranging from macro-economics to industry and business trends, and we also offer public policy advice based on such investigations and analyses.

In the consulting field, we also offer a wide range of functions to help solve various issues that companies face, including those regarding management/financial strategy, business/asset succession and IT systems, as well as social issues within the public sector, including the environment, energy, infrastructure and health care.

With increased global economic and social uncertainties, as well as the diversification of management issues for our customers and social challenges, our customers’ expectations of the unit’s research and consulting functions are rising. To better meet such a business environment, we will focus on the following two areas:

•	Creating new value through sharpening our expertise in the research and consulting fields and combining it with digital technology.

•	Helping boost the Mizuho group’s underlying profitability by disseminating the Research & Consulting Unit’s knowledge, skills and value-added to the entire group through strengthened collaboration with the in-house companies.

Through such efforts, our “One Think Tank” teams of experts are tackling a variety of new areas and further strengthening intra-group collaboration in order to contribute to the further development of our customers and society as the “source of value creation.”

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

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of June 28, 2018): (i) ordinary banks, of which there were 122, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 15, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

Based on information published by the Financial Services Agency, available as of [May 8], 2018, there were 56 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. In recent years, the governmental postal business has been in the process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. In November 2015, the shares of three main companies of the Japan Post group were listed on the Tokyo Stock Exchange, with Japan Post Holdings disposing of approximately 11% of its ownership in the two subsidiaries, while the Japanese government disposed of approximately 11% of its ownership in Japan Post Holdings. “In September 2017, the government further sold down approximately 22% of Japan Post Holdings shares.” Japan Post Holdings plans to initially dispose of its two subsidiaries shares gradually down to approximately 50% ownership.

In recent years, as a result of technological advances in the digital field called ”FinTech,” entry from different industries into areas considered to be the inherent business of financial institutions such as settlement services has been increasing.

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

Examination of Banks

The Banking Act authorizes the Prime Minister to inspect banks and bank holding companies in Japan at any time. By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the Financial Services Agency. Currently, the Financial Services Agency takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial institutions and placing greater emphasis on providing them with incentives; and improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision. On December 15, 2017, the Financial Services Agency announced a plan to repeal the Financial Inspection Manual after April 1, 2019 and establish its new supervisory approaches. In addition to individual financial institutions, the Financial Services Agency also supervises financial groups as financial conglomerates based on its Guidelines for Financial Conglomerates Supervision that focus on management, financial soundness and operational appropriateness of a financial conglomerate as a whole.

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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate from April 2018, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, is 0.034%.

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

Under the new resolution regime stipulated in the amendments to the Deposit Insurance Act and implementing ordinances thereunder, which became effective on March 6, 2014, financial institutions including banks, insurance companies and securities companies and their holding companies, are subject to the regime.

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

Recovery and Resolution Plan

In November 2017, the Financial Stability Board published the latest list of G-SIBs. The list is annually updated by the Financial Stability Board in each November, and the list as of November 2017 includes us. A recovery and resolution plan must be put in place for each G-SIB and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., as part of crisis management, financial institutions identified as G-SIBs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIB.

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

In December 2010, the Basel Committee on Banking Supervision issued its Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision, and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see ”Leverage Ratio” and “Liquidity” below, respectively.

The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.

Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.

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

Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities etc. shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities. These regulatory adjustments based on the Basel III rules began at 20% of the required deductions in the calculation of Common Equity Tier 1 capital in March 2014 and were increased by 20% increments per year, and became fully effective in March 2018.

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

Under the capital adequacy guidelines, banks and bank holding companies each with international operations are required to measure and apply capital charges with respect to their credit risk, market risk and operational risk.

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

In December 2017, the Basel Committee on Banking Supervision (“BCBS”) published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision. The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•	revisions to the capital floor, under which banks’ risk-weighted assets generated by internal models must be no lower than 72.5% of the total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework; and

•	requirements to disclose their risk-weighted assets based on the standardized approaches.

In addition, under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB’s risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014.

The revised framework will mainly take effect from January 1, 2022, and the revisions to the capital floor will be phased in from January 1, 2022, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2027.

For further information regarding capital adequacy, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

Leverage Ratio

The leverage ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.

The leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for G-SIBs, will take effect from January 1, 2022.

For further information regarding the leverage ratio, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”

Liquidity

Two minimum standards for funding liquidity will be introduced. The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows it could encounter under an acute short-term stress scenario. The Group of Governors and Heads of Supervision agreed on a revised LCR standard on January 6, 2013, and the BCBS issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015, under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of High-Quality liquid assets by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. LCR is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, with a minimum requirement of 90% during the period from January 1 to December 31, 2018. The BCBS issued final requirements for LCR-related disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.

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

Following the publication of the final TLAC standards for G-SIBs by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. According to the Financial Services Agency’s approach, which is subject to change based on future international discussions, the preferred resolution strategy for G-SIBs in Japan as well as a domestic systematically important bank in Japan which is deemed of particular need for a cross-border resolution arrangement and of particular systemic significance to Japanese financial system if it fails (together with G-SIBs in Japan, the “Covered SIBs”) is Single Point of Entry (“SPE”) resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency plans to require the resolution entities in Japan of the Covered SIBs, which will be typically the ultimate holding company of the group, to (i) meet the minimum external TLAC requirements provided under the FSB’s TLAC standard, and (ii) cause their material subsidiaries or material sub-groups that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or Internal TLAC. In addition, under the approach, the Financial Services Agency plans to apply the TLAC requirement for Japanese G-SIBs from March 31, 2019, and Japanese G-SIBs would be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from 2019 and 3.5% of their consolidated risk-weighted assets from 2022 as their external TLAC.

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

In February 2018, the Financial Services Agency issued “Guidelines for Anti-Money Laundering and Combating the Financing of Terrorism” to clarify the basic stance on risk management practices against money laundering and terrorists financing in order to encourage financial institutions to improve their regimes to effectively prevent money laundering and terrorists financing.

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

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s New York, Chicago, Los Angeles and Park Avenue (New York) branches and Houston, Atlanta, Dallas, San Francisco and Washington, D.C. representative offices. We also own one bank in the United States, Mizuho Bank (USA), which is engaged primarily in the banking services, trust services and custody business, and Mizuho Securities USA LLC, a U.S. broker dealer engaged in the securities business.

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. In recent years, federal and state regulatory and law enforcement authorities have closely scrutinized the compliance by financial institutions with the Bank Secrecy Act and anti-money laundering rules.

Mizuho Financial Group, Mizuho Bank and Mizuho Americas are financial holding companies (“FHCs”) within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Federal Reserve. As a matter of law, these three companies are required to act as a source of financial strength to Mizuho Bank (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting interests in any company engaged in nonfinancial activities that we do not routinely manage, generally for a period of up to 10 years, under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank, savings association or bank holding company.

Mizuho Financial Group and the former Mizuho Corporate Bank, now Mizuho Bank, became FHCs in December 2006, and Mizuho Americas became an FHC in July 2016. As FHCs, we, Mizuho Bank, and Mizuho Americas and the companies under their control are permitted to engage in a broader range of activities in the U.S. and abroad than permitted for bank holding companies and their subsidiaries. For example, FHC status under the BHCA permits banking groups in the United States to engage in comprehensive investment banking businesses, such as the underwriting of and dealing in corporate bonds, equities and other types of securities, and therefore enables our group to promote our investment banking business on a broader basis in the United States.

As an FHC, we are also subject to additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized,” meaning maintenance of a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10% and a leverage ratio of at least 5%. We and each of our U.S. insured depository institution subsidiaries must also be “well managed,” including that we and they maintain examination ratings that are at least satisfactory. Further, Mizuho Financial Group and Mizuho Bank must also meet such capital standards as calculated under their home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as an FHC during any period of noncompliance without the prior approval of the Federal Reserve Board, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

U.S. branches, agencies and representative offices of foreign banks must be licensed, and are also supervised and regulated, by either a state banking authority or by the Office of the Comptroller of the Currency, the U.S. federal bank regulatory agency that charters and regulates national banks and federal branches and agencies of foreign banks. Each branch and representative office in the United States of Mizuho Bank is state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks, as a general matter, may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the same single-borrower lending limits that apply to federal branches and agencies, which are substantially similar to the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

The New York branch of Mizuho Bank is subject to supervision, examination and regulation by the New York State Department of Financial Services (“NYDFS”) as well as by the Federal Reserve. Except for a prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York State has an asset pledge requirement for branches equal to the greater of 1% of average total liabilities for the previous month or $2 million, provided that an institution designated as a “well-rated foreign banking corporation” is permitted to maintain a reduced asset pledge with a cap of $100 million. The NYDFS may require higher amounts for supervisory reasons. Each other U.S. branch and representative office of Mizuho Bank is also subject to regulation and examination by the state banking authority of the state in which such branch or representative office is located. The deposits of Mizuho Bank’s U.S. branches are not insured by the Federal Deposit Insurance Corporation (“FDIC”)

Mizuho Bank (USA) is a New York state-chartered bank that is a member of the Federal Reserve System whose deposits are insured by the FDIC. As such, Mizuho Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve and the NYDFS, as well as to relevant FDIC regulation.

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

In the United States, comprehensive financial regulatory reform legislation, titled the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. Among other things, the Dodd-Frank Act addresses systemic risk oversight, minimum leverage and risk-based capital requirements for insured depository institutions and depository institution holding companies, and the resolution of failing systemically significant financial institutions.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with $50 billion or more in consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign banking organization is subject to comparable home country standards. In February 2014, the Federal Reserve Board finalized rules (the “FBO Rules”) under Regulation YY that impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Bank. Under the FBO Rules, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. Additionally, the Federal Reserve Board expects to finalize single counterparty credit limits and early remediation requirements for foreign banking organizations at a later date. In addition, under the FBO Rules, foreign banking organizations with consolidated U.S. assets of $50 billion or more (excluding the assets of U.S. branches and agencies) are, as of July 1, 2016, required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold all of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis. In consideration of certain enhanced prudential requirements under the FBO Rules, we established a new U.S. bank holding company, Mizuho Americas, a wholly owned direct subsidiary of Mizuho Bank as of July 1, 2016. Mizuho Americas is currently the holding company for our U.S. bank subsidiary, Mizuho Bank (USA), our U.S. securities broker dealer, Mizuho Securities USA LLC, and certain other our U.S. subsidiaries. The establishment of Mizuho Americas was part of a larger internal corporate reorganization, which was taken with the aim of, among other things, strengthening corporate governance practices and operations.

Under Section 619 of the Dodd-Frank Act, also known as the “Volcker Rule,” any insured depository institution; any insured depository institution holding company; any non-U.S. bank with branches in the United States, such as Mizuho Bank; and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. In December 2013, U.S. financial regulators approved final rules implementing Section 619 of the Dodd-Frank Act, and established a deadline of July 21, 2015 for banking entities to conform their activities and investments to the requirements of the final rules. In December 2014, the

Federal Reserve Board extended the conformance period to July 21, 2017 for investments in and relationships with certain funds that were in place prior to December 31, 2013. In addition, prior to the expiration of the general conformance period, banking entities with investments in or relationships with certain “illiquid” funds” were permitted to seek an additional one-time extension by the Federal Reserve Board of up to five years. All investments in and relationships with funds covered by the Volcker Rule made after December 31, 2013 must have been divested or restructured by July 21, 2015.

The current regulatory environment in the United States may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. For example, on May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “Reform Act”) was signed into law. Among other regulatory changes, the Reform Act amends various sections of the Dodd-Frank Act, including by modifying the Volcker Rule. The ultimate consequences of the Reform Act on us and our U.S. operations remain uncertain. The scope any additional future legislation is not possible to determine at this time, and we cannot predict what impact, if any, such future legislative developments will have on us if and when such legislation is enacted.

Cybersecurity and privacy developments in Europe and the U.S.

The European Union General Data Protection Regulation (“GDPR”) will replace the existing E.U. Data Protection Directive and, as a regulation, will have direct effect in all EU member states from May 25, 2018. Although a number of the existing principles for the protection of personal data will remain, the GDPR is designed to harmonize data privacy laws across Europe and reshape the way organizations approach data privacy. The GDPR introduces new obligations and expands its territorial reach. It will apply to all organizations processing or holding personal data of EU ‘data subjects’ (regardless of the organization’s location) as well as to organizations outside the EU that offer goods or services in the EU, or that monitor the behavior of EU data subjects. Personal data is information that can be used to identify a natural person, including a name, a photo, an email address, or a computer IP address. Compliance with the GDPR will require companies to analyze and evaluate how they handle data in the ordinary course of their business, from processes to technology. It imposes a prescriptive approach to compliance requiring organizations to demonstrate and record compliance and to provide much more detailed information to data subjects regarding processing. EU data subjects will need to be given full disclosure about how their personal data will be used and stored. In that connection, consent must be explicit and companies must be in a position to delete information from their global systems permanently if consent were withdrawn. Financial regulators and data protection authorities throughout the EU will have significantly increased audit and investigatory powers under GDPR to probe how personal data is being used and processed. Penalties for non-compliance are material. Serious breaches of GDPR include antitrust-like fines on companies of up to the greater of €20 million or 4% of global group turnover in the preceding year, regulatory action and reputational risk.

In the United States, federal and state regulators, including the Financial Industry Regulatory Authority (“FINRA”) and the NYDFS, have increasingly focused on cybersecurity risks and responses for regulated entities. For example, on March 1, 2017, the revised NYDFS cybersecurity regulation became effective. The regulation applies to any person licensed or chartered by the NYDFS, including New York state-chartered banks and NYDFS-licensed branches of non-U.S. banks such as Mizuho Bank (USA) and the New York branch of Mizuho Bank, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion”, including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public information. Each covered entity must monitor its systems and networks and notify the superintendent of the NYDFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the covered entity is required to file an annual certification confirming compliance with the NYDFS regulations beginning February 15, 2018. Similarly, FINRA has identified cybersecurity as a significant risk and will assess firms’ programs to mitigate those risks.

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

Legacy guarantees

During the period covered by this disclosure, Mizuho Bank was a party to a legacy counter guarantee that was opened in connection with activity of its customer for the benefit of an Iranian bank. When the guarantee was entered into, the bank in question, which is related to the Government of Iran, had not been designated under U.S. Executive Orders (“E.O.”) 13224 or 13382, although it was subsequently so designated. Mizuho Bank maintained this guarantee post-designation only after confirming that such a transaction did not involve prohibited or sanctionable activity under U.S. or other economic sanctions. As contractual obligations, this guarantee cannot be exited by Mizuho Bank unilaterally. In the fiscal year ended March 31, 2018, Mizuho Bank received fees of less than ¥1 million attributable to this guarantee and earned net profits of less than that amount. Mizuho Bank continues to seek to terminate the counter guarantee to the extent permitted under applicable laws.

Activities through correspondent banking accounts

In the fiscal year ended March 31, 2018, Mizuho Bank conducted a limited number of fund transfers through accounts it maintains for or at a limited number of Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, or through other correspondent banking accounts on behalf of such Iranian banks. These transfers were mainly associated with requests by our customers after the relaxation of applicable sanctions pursuant to the Joint Comprehensive Plan of Action. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2018 attributable to fees for these activities was less than ¥50 million, with a net profit of less than that amount. Mizuho Bank intends to continue engaging in these activities but will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2018:

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2018:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	95.8%	95.8%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6%	98.6%
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5%	91.5%
Asset Management One Co., Ltd.	Japan	Investment management	70.0%	51.0%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Realty Co., Ltd.	Japan	Real estate agency	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Realty One Co., Ltd.	Japan	Holding company	100.0%	100.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
UC Card Co., Ltd.	Japan	Credit card	51.0%	51.0%
J.Score CO., LTD	Japan	Lending	50.0%	50.0%

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Mizuho Trust Systems Company, Limited	Japan	Subcontracted calculation services, software development	50.0%	50.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho Americas LLC	U.S.A.	Holding company	100.0%	100.0%
Mizuho Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA LLC	U.S.A.	Securities	100.0%	100.0%
Mizuho Bank Europe N.V.	Netherlands	Banking and securities	100.0%	100.0%
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	U.S.A.	Banking and trust	100.0%	100.0%
Mizuho Bank (Switzerland) Ltd	Switzerland	Banking and trust	100.0%	100.0%
Mizuho Capital Markets LLC	U.S.A.	Derivatives	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2017 and 2018:

	As of March 31,
	2017	2018
	(in millions of yen)
Land	¥575,054	¥566,040
Buildings	807,312	811,911
Equipment and furniture	485,407	484,102
Leasehold improvements	93,967	97,066
Construction in progress	23,093	25,849
Software	1,308,292	1,463,786

Total	3,293,125	3,448,754
Less: Accumulated depreciation and amortization	1,251,852	1,332,570

Premises and equipment—net	¥2,041,273	¥2,116,184

Our head office is located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The headquarter building is leased from a third party.

The total area of land related to our material office and other properties at March 31, 2018 was approximately 661,000 square meters for owned land and approximately 13,000 square meters for leased land.

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

Table of Contents for Item 5.

Overview

The Mizuho Group

We provide a broad range of financial services in domestic and overseas markets. The principal activities and subsidiaries are the following:

•	Mizuho Bank provides a wide range of financial products and services mainly in relation to deposits, lending and exchange settlement to individuals, small and medium-sized enterprises (“SME”s), large corporations, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations;

•	Mizuho Trust & Banking provides products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfer agency; and

•	Mizuho Securities provides full-line securities services to individuals, corporations, financial institutions and public sector entities.

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

Fee and commission include the following:

•	fee and commission from securities-related business, including brokerage fee and commission related to securities underwriting, fee and commission related to investment trusts and individual annuities and other securities-related activities;

•	fee and commission from deposits and lending business, which consist mostly of fee and commission related to our loan businesses, including fees related to the arrangement of syndicated loans and other financing transactions such as arrangement fees related to management buy-out transactions and fees related to deposits such as account transfer charges;

•	fee and commission from remittance business, including service charges for domestic and international funds transfers and collections;

•	fee and commission from asset management business, including investment trust management fees and investment advisory fees;

•	trust fees, including trust fees earned primarily through fiduciary asset management and administration services for corporate pension plans and investment funds; and

•	fees for other customer services, including fees related to our agency businesses, such as administration fees related to Japan’s principal public lottery program, as well as guarantee fees and others.

Investment gains (losses)—net primarily include net gains and losses on sales of marketable securities, such as equity and bond investments. In addition, impairment losses are recognized when management concludes that declines in the fair value of investments are other-than-temporary.

Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-

denominated available-for-sale securities that are elected for fair value treatment under ASC 825. For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report.

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

As to the recent economic environment, the gradual recovery in the global economy has continued backed by such factors as the pickup in the Chinese economy, the improvement related to the IT cycle and improvements in business confidence particularly in major industrialized countries.

In the United States, the economy continued to recover due to such factors as strong consumer spending resulting from improvements in employment and income conditions and the wealth effect due to increases in stock prices and capital investment resulting from expectation regarding the tax reduction measures by the United States administration. Under such circumstances, the Federal Reserve Board (“FRB”) pursued an exit strategy from monetary easing whereby, among other measures, the FRB raised interest rates in June 2017, September 2017, March 2018 and June 2018 and began implementing a policy of shrinking its balance sheet in October 2017.

In Europe, despite the downward pressure from the further appreciation of the euro, the economy continued to recover, backed by the continued expansion of consumer spending due to an increase in employment, in addition to the actualization of demand for capital investment that had been put off due to political uncertainty surrounding the presidential election in France. Given these conditions, the European Central Bank (“ECB”) determined to decrease monthly asset purchases by half and steered itself in the direction of pursuing an exit strategy from monetary easing, while leaving key interest rates unchanged.

In Asia, the Chinese economy remained strong, despite continued sluggishness in capital investment due to tighter financial regulations and policies to control real estate speculation, supported by such factors as strong consumer spending and expansion of exports, which were backed by income growth and governmental policies to support the economy adopted in preparation for the National Congress of the Communist Party of China in Fall 2017. The economies in emerging countries continued to recover due to such factors as China’s enduring economy and expansion of exports.

In Japan, the economy continued to recover due to such factors as overseas economic expansion and strong domestic demand. Regarding domestic demand, the improvement of the inventory cycle, the rise of capital investment related to the 2020 Tokyo Olympic Games and productivity improvements, as well as the implementation of public investment in connection with Japan’s economic stimulus measures, served to bolster growth. Consumer spending continued to pick up due to the replacement of durable goods and the effect of wage increases especially in SMEs. Under such circumstances, stock prices trended upward and the exchange rate continued to trend sideways; however, since February 2018, stock prices have entered a correction phase with a stronger yen due to the rise in long-term interest rates in the United States and concerns regarding the protectionist policies of the United States administration. On the other hand, long-term interest rates in Japan continued to remain low at around zero percent under the Bank of Japan’s “quantitative and qualitative monetary easing with yield curve control.”

As for the future outlook of the global economy, the recovery is expected to continue particularly in the United States, but it remains necessary to further monitor downturn risks such as the United States’ policy direction under its presidency, the political concerns in Europe, the economic outlook for China and heightening geopolitical risks. As for the future outlook of the Japanese economy, it is expected to continue on its gradual recovery path, supported by the effects of government economic measures and growth in consumer spending and capital investment. However, the potential impact of increasing uncertainty in overseas economies on Japan requires monitoring.

Key indicators of Japanese economic conditions in recent periods include the following:

•	The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2015 through the first quarter of 2018:

Japan’s real gross domestic product on a year-on-year basis increased by 1.4%, 1.2% and 1.6% in the fiscal years ended March 31, 2016, 2017 and 2018, respectively. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the first quarter of calendar year 2015 through the first quarter of calendar year 2018. Japan’s core nationwide consumer price index was unchanged in the fiscal year ended March 31, 2016, decreased by 0.2% in the fiscal year ended March 31, 2017 and increased by 0.7% in the fiscal year ended March 31, 2018.

•	In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” The new policy framework consists of two major components: (1) “yield curve control” in which the Bank of Japan will control short-term and long-term interest rates; and (2) an “inflation-overshooting commitment” in which the Bank of Japan commits itself to expand the monetary base until the year-on-year rate of increase in the observed consumer price index exceeds the price stability target of 2% and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balances in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of 10-year Japanese government bonds will remain at around 0%. In addition, the Bank of Japan decided to introduce the following new tools of market operations so as to control the yield curve smoothly: (i) outright purchases of Japanese government bonds with yields designated by the Bank of Japan; and (ii) fixed-rate funds-supplying operations for a period of up to ten years (thereby extending the longest maturity of the operation of one year).

The following chart shows movements in long-term interest rates from January 2015 to May 2018, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates during the same period, represented by the uncollateralized overnight call rate used in the interbank market:

•

According to Teikoku Databank, a Japanese research institution, there were 8,408 corporate bankruptcies in the fiscal year ended March 31, 2016, involving approximately ¥1.9 trillion in total liabilities, 8,153 corporate bankruptcies in the fiscal year ended March 31, 2017, involving approximately ¥1.9 trillion in total liabilities, and 8,285 corporate bankruptcies in the fiscal year ended

March 31, 2018, involving approximately ¥1.7 trillion in total liabilities. The number of corporate bankruptcies showed annual decreases for eight consecutive years until the most recent fiscal year which showed an increase from the previous year, while the amount of total liabilities decreased by approximately ¥0.3 trillion from the previous fiscal year.

•	The following chart shows the daily closing price of the Nikkei Stock Average from January 2015 to May 2018:

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 12.7% to ¥16,758.67 during the fiscal year ended March 31, 2016, followed by a 12.8% increase to ¥18,909.26 during the fiscal year ended March 31, 2017 and a 13.5% increase to ¥21,454.30 during the fiscal year ended March 31, 2018. Thereafter, the Nikkei Stock Average increased to ¥22,201.82 as of May 31, 2018.

•	The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2015 to May 2018:

The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥112.43 to $1.00 as of March 31, 2016, ¥111.80 to $1.00 as of March 31, 2017, and ¥106.19 to $1.00 as of March 30, 2018. Thereafter, the yen weakened to ¥108.77 to $1.00 as of May 31, 2018.

•	According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan increased by 4.6% and 5.8% in the fiscal years ended March 31, 2016 and 2017, respectively and decreased by 2.8% in the fiscal year ended March 31, 2018.

•	According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan decreased by 0.2% in calendar year 2015, was unchanged in calendar year 2016 and increased by 0.3% in calendar year 2017.

Capital Improvements

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

Strengthening of Stable Capital Base

In the fiscal year ended March 31, 2018, we strengthened our capital base mainly as a result of earning ¥576.5 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, since April 2017, we have redeemed various securities that are eligible regulatory capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2018, we redeemed ¥274.5 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose company in January 2008. With respect to Tier 2 capital, in April 2017, January 2018 and March 2018, we redeemed ¥50.0 billion, ¥70.0 billion and ¥50.0 billion of dated subordinated bonds issued by our subsidiary bank in April 2007, January 2008 and March 2008, respectively.

With respect to Additional Tier 1 capital new issuances, in July 2017, we issued ¥460.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments through public offerings to wholesale investors in Japan. With respect to Tier 2 capital new issuances, in June 2017, we issued ¥114.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to retail investors in Japan. In June 2018, we issued ¥40.0 billion and ¥70.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale and retail investors, respectively, in Japan.

Our Common Equity Tier 1 capital ratio under Basel III was 11.34% and 12.49% as of March 31, 2017 and 2018, respectively.

Steady Returns to Shareholders

Annual cash dividends for the fiscal year ended March 31, 2018 were ¥7.5 per share of common stock (including interim dividend payments of ¥3.75 per share), which was the same amount as the annual cash dividend per share for the previous fiscal year.

We continuously consider the optimal balance between strengthening of stable capital base and steady returns to shareholders. We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework and determine cash dividend payments for each term.

Business Trends

See “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Item 5. Operating and Financial Review and Prospects—Financial Condition.”

Others

Creation of New Business based on Digital Innovation

In July 2017, Mizuho Bank and WiL, LLC established a joint venture named Blue Lab, Co., Ltd. to drive business generation through innovative technological advances. Blue Lab is focused on the creation and commercialization of next-generation business models through open innovation. In September 2017, J. Score CO., Ltd, which was established as a 50/50 joint company of Mizuho Bank and Softbank Corp. and is a subsidiary of Mizuho Bank, began operations as Japan’s first score-based lending business based on big data and artificial intelligence technologies.

Merger of Mizuho Bank (USA) and Mizuho Trust & Banking Co. (USA)

In December 2017, two subsidiaries of Mizuho Americas LLC, namely the former Mizuho Bank (USA) and the Mizuho Trust & Banking Co. (USA), merged. The merged entity, Mizuho Bank (USA), provides both banking services and trust services. This merger streamlines Mizuho’s corporate operations in the United States, reinforcing its governance structure, while providing enhanced support to clients investing and expanding businesses in the United States.

Execution of Agreement Concerning the Integration of Trust Banks Specializing in Asset Administration Services (Joint Share Transfer)

In March 2018, Trust & Custody Services Bank, Ltd., a subsidiary of ours, executed a management integration agreement with Japan Trustee Services Bank, Ltd. to carry out the management integration through incorporation of a holding company by joint share transfer. The purpose of the integration is to contribute to further growth in the domestic securities settlement market and domestic investment chain by realizing more stable and higher quality operations and strengthening its system development capabilities by seeking the benefits of scale.

Fundamental Structural Reforms

The business environment surrounding financial institutions continues to be difficult, and we anticipate it will undergo major structural changes over time. Under these circumstances, we will undertake fundamental structural reforms in our business structure, and, based on a ten-year time horizon, we will strive to secure our sustainable growth and continued competitive advantage. We will utilize advanced technologies in accordance with our concept of open innovation to further develop our “One MIZUHO strategy” by, for example, (i) endeavoring to increase profit through actively pursuing collaborative engagement with other companies, not limited to financial activities, in order to create new business opportunities and (ii) endeavoring to strengthen cost competitiveness and enhance productivity while striving to optimize organization and staffing, restructure branch strategies and accomplish other related tasks.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2015 was ¥1,962.9 billion, and we have reduced such amount by ¥398.0 billion as of March 31, 2018.

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

The allowance for loan losses is categorized and evaluated using the following methods:

•	Allowance based on ASC 310. In accordance with ASC 310, “Receivables” (“ASC 310”), we measure the value of specifically identified impaired loans based on the present value of expected cash flows discounted at the loans’ initial effective interest rate, or as a practical expedient, using the observable market price or the fair value of collateral if the loan is collateral dependent, when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The collateral that we obtain for loans consists primarily of real estate. In obtaining the collateral, we evaluate the value of the collateral and its legal enforceability, and we also perform subsequent re-evaluations at least once a year. As to collateral of loans that are collateral dependent, in the case of real estate, valuation is generally performed by an appraising subsidiary that is independent from our loan origination sections by using generally accepted valuation techniques such as (i) the replacement cost approach, or (ii) the sales comparison approach or (iii) the income approach, although in the case of large real estate collateral, we generally engage third-party appraisers to perform the valuation. Management identifies impaired loans through the credit quality review process, in which the ability of borrowers to service their debt is assessed. The difference between our evaluation of the value of the impaired loan and its principal amount is the amount of the impairment which is recorded in the allowance for loan losses. Estimation of future cash flows is based on a comprehensive analysis of the borrower’s ability to service the debt, any progress made on the borrower’s rehabilitation program and the assumptions used therein.

•	Allowance based on ASC 450. In accordance with ASC 450, “Contingencies” (“ASC 450”), a formula-based allowance utilizing historical loss factors is applied to groups of loans that are collectively evaluated for impairment. The determination of expected losses is based on a statistical analysis of our historical default and loan loss data, as well as data from third-party sources. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

•	Adjustment of ASC 450 Allowance. In addition to the allowance for loan losses based on historical loss factors, the historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting key lending areas, credit quality trends, specific industry conditions and recent loss experience in the segments of the loan portfolio. For loans which are not deemed to be impaired under ASC 310 but to which special isolated risks apply, management assesses each loan individually to determine appropriate allowance amounts in lieu of mechanically applying the ASC 450 formula-based allowance.

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

Valuation of Deferred Income Taxes

Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. Pursuant to ASC 740, “Income Taxes” (“ASC 740”), a valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized, based on projected future income, future reversals of existing taxable temporary differences and tax-planning strategies. Because we have not opted to be subject to consolidated taxation, deferred tax assets and liabilities, including the impact of a valuation allowance, are calculated separately for each member of our consolidated group.

The determination of a valuation allowance is an inherently uncertain process due to the use of projected future taxable income and subjective assessments in the effectiveness of our available tax-planning strategies provided for under ASC 740. Variances in future projected operating performance or tax law changes could result in a change in the valuation allowance. Variances in the net unrealized gains on available-for-sale securities could also affect a change in the valuation allowance, because we consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income mainly with respect to our principal banking subsidiaries in Japan. Although we evaluate that this tax-planning strategy is prudent and feasible, it has limitations and risks such as the decrease in net unrealized gains on available-for-sale securities that are available to be utilized in the future. If we are not able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to income tax expense in the period when such determination is made, and this could materially and adversely affect our financial condition and results of operations.

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

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions of yen)
Interest and dividend income	¥1,500	¥1,509	¥1,762
Interest expense	495	602	890

Net interest income	1,005	907	872
Provision (credit) for loan losses	35	38	(126)

Net interest income after provision (credit) for loan losses	970	869	998
Noninterest income	1,884	1,368	1,605
Noninterest expenses	1,657	1,757	1,764

Income before income tax expense	1,197	480	839
Income tax expense	347	91	237

Net income	850	389	602
Less: Net income (loss) attributable to noncontrolling interests	—	27	24

Net income attributable to MHFG shareholders	¥850	¥362	¥578

The following is a discussion of major components of our net income attributable to MHFG shareholders for the fiscal years ended March 31, 2016, 2017 and 2018.

Net Interest Income

The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016			2017			2018
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥29,485	¥30	0.10%	¥37,389	¥27	0.07%	¥39,812	¥27	0.07%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	4,309	10	0.22	5,079	18	0.35	5,283	23	0.43
Trading account assets	5,262	16	0.31	4,408	27	0.62	4,654	50	1.07
Investments	25,625	88	0.34	20,357	78	0.38	21,267	97	0.46
Loans	52,866	565	1.07	53,930	510	0.95	58,049	511	0.88

Total interest-earning assets	117,547	709	0.60	121,163	660	0.54	129,065	708	0.55

Deposits	81,090	60	0.07	83,293	51	0.06	90,078	60	0.07
Short-term borrowings(1)	15,139	22	0.15	14,177	27	0.19	13,678	43	0.31
Trading account liabilities	2,092	13	0.61	1,697	14	0.82	1,454	27	1.87
Long-term debt	14,236	176	1.23	14,523	178	1.22	13,032	197	1.51

Total interest-bearing liabilities	112,557	271	0.24	113,690	270	0.24	118,242	327	0.28

Net	4,990	438	0.36	7,473	390	0.30	10,823	381	0.27

Foreign:
Interest-bearing deposits in other banks	6,639	38	0.57	7,671	48	0.63	8,363	94	1.13
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	10,465	50	0.48	9,213	79	0.85	9,251	132	1.43
Trading account assets	11,602	135	1.16	10,335	136	1.31	10,821	152	1.41
Investments	3,058	102	3.34	3,915	87	2.24	3,544	77	2.18
Loans	24,279	466	1.92	25,412	499	1.96	24,822	599	2.41

Total interest-earning assets	56,043	791	1.41	56,546	849	1.50	56,801	1,054	1.86

Deposits	20,958	154	0.73	23,173	214	0.92	24,567	323	1.32
Short-term borrowings(1)	18,982	58	0.31	17,112	109	0.63	16,385	222	1.35
Trading account liabilities	1,195	8	0.69	1,049	7	0.71	1,235	14	1.16
Long-term debt	1,441	4	0.26	655	2	0.32	732	4	0.49

Total interest-bearing liabilities	42,576	224	0.53	41,989	332	0.79	42,919	563	1.31

Net	13,467	567	0.88	14,557	517	0.71	13,882	491	0.55

Total:
Total interest-earning assets	173,590	1,500	0.86	177,709	1,509	0.85	185,866	1,762	0.95
Total interest-bearing liabilities	155,133	495	0.32	155,679	602	0.39	161,161	890	0.55

Net	¥18,457	¥1,005	0.54	¥22,030	¥907	0.46	¥24,705	¥872	0.40

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Interest and dividend income increased by ¥253 billion, or 16.8%, from the previous fiscal year to ¥1,762 billion in the fiscal year ended March 31, 2018. Domestic interest and dividend income accounted for ¥708 billion of the total amount, an increase of ¥48 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥1,054 billion, an increase of ¥205 billion from the previous fiscal year.

Long-term interest rates continued to be in the vicinity of 0% under the Bank of Japan’s “Quantitative and Qualitative Monetary Easing with Yield Curve Control.” Short-term interest rates also continued to be in the vicinity of 0%. Under such circumstances, the average yield on domestic loans decreased by 0.07 percentage points from the previous fiscal year to 0.88% in the fiscal year ended March 31, 2018, and the average rate on domestic deposits remained at a low level and slightly increased by 0.01 percentage points from the previous fiscal year to 0.07% in the fiscal year ended March 31, 2018. The average yield on foreign loans increased by 0.45 percentage points from the previous fiscal year to 2.41% in the fiscal year ended March 31, 2018, and the average rate on foreign deposits increased by 0.40 percentage points from the previous fiscal year to 1.32% in the fiscal year ended March 31, 2018.

The increase in domestic interest and dividend income was due mainly to an increase in the average balance. Changes in the average yields on domestic interest-earning assets contributed to an overall increase in interest and dividend income of ¥4 billion, and changes in the average balances of domestic interest-earning assets contributed to an overall increase in interest and dividend income of ¥44 billion, resulting in the ¥48 billion increase in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to increases in interest income from foreign loans and in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions. The increase in interest income from foreign loans and the increase in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions were due mainly to an increase in the average yield. Changes in the average yield on foreign interest-earning assets contributed to an increase in interest and dividend income of ¥213 billion, and changes in the average balance of foreign interest-earning assets contributed to a decrease of ¥8 billion, resulting in the ¥205 overall billion increase in foreign interest and dividend income.

Interest expense increased by ¥288 billion, or 47.8%, from the previous fiscal year to ¥890 billion in the fiscal year ended March 31, 2018. Domestic interest expense accounted for ¥327 billion of the total amount, an increase of ¥57 billion from the previous fiscal year, and foreign interest expense accounted for ¥563 billion of the total amount, an increase of ¥231 billion from the previous fiscal year.

The changes in the average interest rates on domestic interest-bearing liabilities contributed to an increase in interest expense of ¥74 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to a decrease in interest expense of ¥17 billion, resulting in the ¥57 billion overall increase in domestic interest expense.

The increase in foreign interest expense was due mainly to an increases in the average rates on foreign deposits and short-term borrowings. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an increase in interest expense of ¥221 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an increase in interest expense of ¥10 billion, resulting in the ¥231 billion overall increase in foreign interest expense.

As a result of the foregoing, net interest income decreased by ¥35 billion, or 3.9%, from the previous fiscal year to ¥872 billion. The average interest rate spread declined by 0.06 percentage points from the previous fiscal year to 0.40% in the fiscal year ended March 31, 2018. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods.

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

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

We recorded a credit for loan losses of ¥126 billion in the fiscal year ended March 31, 2018 compared to a provision for loan losses of ¥38 billion in the fiscal year ended March 31, 2017. The change was due mainly to improvements in the credit condition of some borrowers in the domestic manufacturing industry as well as the gradual recovery in the economic environment.

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

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions of yen)
Fee and commission	¥805	¥826	¥866
Fee and commission from securities-related business	176	166	180
Fee and commission from deposits and lending business	144	165	156
Fee and commission from remittance business	110	108	110
Fee and commission from asset management business	62	79	101
Trust fees	50	47	52
Fees for other customer services	263	261	267
Foreign exchange gains (losses)—net	114	69	92
Trading account gains (losses)—net	559	(42)	237
Investment gains (losses)—net	264	333	297
Investment gains (losses) related to bonds	66	61	7
Investment gains (losses) related to equity securities	192	272	283
Others	6	—	7
Equity in earnings (losses) of equity method investees—net	29	27	24
Gains on disposal of premises and equipment	10	6	8
Other noninterest income	103	149	81

Total noninterest income	¥1,884	¥1,368	¥1,605

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Noninterest income increased by ¥237 billion, or 17.3%, from the previous fiscal year to ¥1,605 billion in the fiscal year ended March 31, 2018. The increase was due mainly to trading account gains—net of ¥237 billion compared to trading account losses—net of ¥42 billion in the previous fiscal year, offset in part by a decrease in other noninterest income of ¥68 billion and a decrease in investment gains—net of ¥36 billion.

Fee and commission

Fee and commission increased by ¥40 billion, or 4.8%, from the previous fiscal year to ¥866 billion in the fiscal year ended March 31, 2018. The increase was due mainly to an increase in fee and commission from asset management business of ¥22 billion, or 27.8%, and fee and commission from securities-related business of ¥14 billion, or 8.4%. The increase in fee and commission from asset management business was due mainly to an increase in fees related to investment trust management and investment advisory management businesses. The increase in fee and commission from securities-related business was due mainly to the relative strength in market conditions in the fiscal year ended March 31, 2018 compared to the previous fiscal year.

Foreign exchange gains (losses)—net

Foreign exchange gains—net increased by ¥23 billion, or 33.3%, from the previous fiscal year to ¥92 billion in the fiscal year ended March 31, 2018. The change was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2018.

Trading account gains (losses)—net

Trading account gains (losses)—net was a gain of ¥237 billion in the fiscal year ended March 31, 2018 compared to a loss of ¥42 billion in the previous fiscal year. The increase in trading account gains (losses)—net was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected. Long-term interest rates rose and unrealized losses of fair value increased during the previous fiscal year. The fluctuation range of long-term interest rates narrowed, unrealized losses decreased, and unrealized profit increased.

For further information on the fair value option, see note 28 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains—net decreased by ¥36 billion, or 10.8%, from the previous fiscal year to ¥297 billion in the fiscal year ended March 31, 2018. The decrease was due mainly to a decrease in investment gains related to bonds of ¥54 billion, or 88.5%, from the fiscal year to ¥7 billion in the fiscal year ended March 31, 2018. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of investment account bonds and an increase in losses on sales of investment account bonds in the fiscal year ended March 31, 2018.

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

Fee and commission

Fee and commission increased by ¥21 billion, or 2.6%, from the previous fiscal year to ¥826 billion in the fiscal year ended March 31, 2017. The increase was due mainly to an increase in fee and commission from deposits and lending business of ¥21 billion, offset in part by a decrease in fee and commission from securities-related business of ¥10 billion.

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

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions of yen)
Salaries and employee benefits	¥634	¥663	¥688
General and administrative expenses	548	571	586
Impairment of goodwill	6	—	—
Occupancy expenses	196	195	192
Fee and commission expenses	164	177	189
Provision (credit) for losses on off-balance-sheet instruments	(16)	19	(30)
Other noninterest expenses	125	132	139

Total noninterest expenses	¥1,657	¥1,757	¥1,764

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Noninterest expenses increased by ¥7 billion, or 0.4%, from the previous fiscal year to ¥1,764 billion in the fiscal year ended March 31, 2018. The increase was due mainly to an increase in salaries and employee benefits of ¥25 billion, or 3.8%, and general and administrative expenses of ¥15 billion, or 2.6%, offset in part by credit for losses on off-balance-sheet instruments of ¥30 billion compared to provision for losses on off-balance-sheet instruments of ¥19 billion in the previous fiscal year.

We will continue to aim to achieve sustainable growth of the group looking ahead ten years and to secure future competitive superiority. These efforts include organization and personnel optimization, system structural reform, channel reconstruction and strengthening of earnings.

Salaries and employee benefits

Salaries and employee benefits increased by ¥25 billion, or 3.8%, from the previous fiscal year to ¥688 billion in the fiscal year ended March 31, 2018 due mainly to an increase in personnel expenses reflecting an increase in domestic personnel and an increase in bonuses at overseas branches. Additional information regarding pension and other employee benefit plans is included in note 21 to our consolidated financial statements included elsewhere in this annual report.

Provision (credit) for losses on off-balance-sheet instruments

Provision (credit) for losses on off-balance-sheet instruments was a credit of ¥30 billion in the fiscal year ended March 31, 2018 compared to a provision of ¥19 billion in the previous fiscal year. The change was due mainly to an increase in reversal of allowance for losses on guarantees.

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

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2016, 2017 and 2018:

	Fiscal years ended March 31,
	2016	2017	2018
	(in billions of yen)
Current:
Domestic	¥163	¥130	¥130
Foreign	61	68	47

Total current tax expense	224	198	177
Deferred:
Domestic	127	(100)	58
Foreign	(4)	(7)	2

Total deferred tax expense (benefit)	123	(107)	60

Total income tax expense	¥347	¥91	¥237

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Income tax expense increased by ¥146 billion, or 160.4%, from the previous fiscal year to ¥237 billion in the fiscal year ended March 31, 2018 due to a decrease in current tax expense of ¥21 billion and an increase in deferred tax expense of ¥167 billion related to a deferred tax expense of ¥60 billion in the current fiscal year as compared to a deferred tax benefit of ¥107 billion in the previous fiscal year. The decrease in current tax expense was due mainly to a decrease in the taxable income of principal banking subsidiaries. The change in deferred tax expense (benefit) was due mainly to decreases in deferred tax assets in principal banking subsidiaries.

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was unchanged at approximately one-third of overall deferred tax assets during the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Income tax expense decreased by ¥256 billion, or 73.8%, from the previous fiscal year to ¥91 billion in the fiscal year ended March 31, 2017 due to a decrease in current tax expense of ¥26 billion and deferred tax benefit of ¥107 billion compared to deferred tax expense of ¥123 billion in the previous fiscal year. The decrease in current tax expense was due mainly to a decrease in the taxable income of a principal banking subsidiary. The change in deferred tax expense (benefit) was due mainly to an increase in deferred tax assets in principal banking subsidiaries and an increase in deferred tax assets related to security subsidiary’s net operating loss carryforwards resulting mainly from organizational restructuring of certain foreign security subsidiaries in the fiscal year ended March 31, 2017.

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

The following table shows components of deferred tax assets (liabilities) as of March 31, 2016, 2017 and 2018:

	As of March 31,
	2016	2017	2018
	(in billions of yen)
Deferred tax assets:
Investments	¥522	¥498	¥454
Allowance for loan losses	179	184	127
Derivative financial instruments	—	14	53
Premises and equipment	—	4	5
Trading securities	—	31	2
Net operating loss carryforwards	342	452	178
Other	170	190	204

Gross deferred tax assets	1,213	1,373	1,023

Valuation allowance	(340)	(438)	(163)

Deferred tax assets, net of valuation allowance	873	935	860
Deferred tax liabilities:
Available-for-sale securities	711	724	764
Prepaid pension cost and accrued pension liabilities	175	195	255
Undistributed earnings of subsidiaries	12	17	15
Derivative financial instruments	57	—	—
Trading securities	23	—	—
Premises and equipment	1	—	—
Other	39	75	75

Gross deferred tax liabilities	1,018	1,011	1,109

Net deferred tax assets (liabilities)	¥(145)	¥(76)	¥(249)

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Net income (loss) attributable to noncontrolling interests decreased by ¥3 billion from the previous fiscal year to ¥24 billion in the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net income (loss) attributable to noncontrolling interests increased by ¥27 billion from the previous fiscal year to ¥27 billion in the fiscal year ended March 31, 2017.

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥216 billion, or 59.7%, from the previous fiscal year to ¥578 billion in the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥488 billion, or 57.4%, from the previous fiscal year to ¥362 billion in the fiscal year ended March 31, 2017.

Business Segments Analysis

We introduced an in-house company system based on our diverse customer segments in April 2016. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regard these customer segments as our operating segments.

In line with the aforementioned system, we changed the reportable segments from those based on the relevant principal consolidated subsidiaries to the five in-house companies.

For a brief description of our each business segment, see note 32 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2018 were ¥1,915.4 billion, a decrease of ¥177.3 billion compared to the fiscal year ended March 31, 2017. Consolidated general and administrative expenses for the fiscal year ended March 31, 2018 were ¥1,458.1 billion, an increase of ¥37.6 billion compared to the fiscal year ended March 31, 2017. Consolidated net business profits for the fiscal year ended March 31, 2018 were ¥457.8 billion, a decrease of ¥205.6 billion compared to the fiscal year ended March 31, 2017.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2016(3):	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(2)(4)	Total
	(in billions of yen)

Gross profits	¥754.8	¥425.0	¥400.6	¥577.7	¥51.0	¥12.5	¥2,221.6
General and administrative expenses	702.4	187.0	236.2	170.4	28.1	20.9	1,345.0
Equity in earnings (losses) of equity method investees—net	20.9	1.2	0.2	—	1.1	0.8	24.2
Others	—	—	—	—	—	(48.0)	(48.0)

Net business profits (losses)(1)	¥73.3	¥239.2	¥164.6	¥407.3	¥24.0	¥(55.6)	¥852.8

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2017:	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(2)(4)	Total
	(in billions of yen)

Gross profits	¥717.2	¥434.1	¥358.3	¥539.9	¥48.9	¥(5.7)	¥2,092.7
General and administrative expenses	719.7	194.0	244.3	193.8	29.3	39.4	1,420.5
Equity in earnings (losses) of equity method investees—net	14.9	1.0	1.0	—	0.4	1.6	18.9
Others	—	—	—	—	—	(27.7)	(27.7)

Net business profits (losses)(1)	¥12.4	¥241.1	¥115.0	¥346.1	¥20.0	¥(71.2)	¥663.4

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2018:	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(2)	Total
	(in billions of yen)

Gross profits	¥726.2	¥433.0	¥352.6	¥381.7	¥50.2	¥(28.3)	¥1,915.4
General and administrative expenses	723.3	197.7	254.8	200.9	27.6	53.8	1,458.1
Equity in earnings (losses) of equity method investees—net	12.7	1.0	2.4	—	3.1	2.3	21.5
Others	—	—	—	—	—	(21.0)	(21.0)

Net business profits (losses)(1)	¥15.6	¥236.3	¥100.2	¥180.8	¥25.7	¥(100.8)	¥457.8

Notes:

(1)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(2)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
(3)	Following the introduction of an in-house company system based on customer segments in April 2016, segment information for the fiscal year ended March 31, 2016 was restated to reflect the relevant changes.
(4)	Beginning on April 1, 2017, new allocation methods for transactions between each segment and “Others” have been applied. Figures for the fiscal years ended March 31, 2016 and 2017 have been restated for the new allocation methods and “Equity in earnings (losses) of equity method investees—net” has been presented as a new item in connection with the use of the new allocation methods.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Retail & Business Banking Company

Gross profits for the fiscal year ended March 31, 2018 were ¥726.2 billion, an increase of ¥9.0 billion, or 1.3%, compared to the fiscal year ended March 31, 2017. The increase was attributable mainly to an increase of non-interest income such as solution-related revenue and asset management-related revenue which more than offset a decrease of interest income.

General and administrative expenses for the fiscal year ended March 31, 2018 increased by ¥3.6 billion, or 0.5%, compared to the fiscal year ended March 31, 2017 to ¥723.3 billion.

As a result, net business profits for the fiscal year ended March 31, 2018 increased by ¥3.2 billion, or 25.8%, compared to the fiscal year ended March 31, 2017 to ¥15.6 billion.

Corporate & Institutional Company

Gross profits for the fiscal year ended March 31, 2018 were ¥433.0 billion, a decrease of ¥1.1 billion, or 0.3%, compared to the fiscal year ended March 31, 2017. The decrease was attributable mainly to a decrease in M&A and equity capital markets-related revenue.

General and administrative expenses for the fiscal year ended March 31, 2018 increased by ¥3.7 billion, or 1.9%, compared to the fiscal year ended March 31, 2017 to ¥197.7 billion.

As a result, net business profits for the fiscal year ended March 31, 2018 decreased by ¥4.8 billion, or 2.0%, compared to the fiscal year ended March 31, 2017 to ¥236.3 billion.

Global Corporate Company

Gross profits for the fiscal year ended March 31, 2018 were ¥352.6 billion, a decrease of ¥5.7 billion, or 1.6%, compared to the fiscal year ended March 31, 2017. The decrease was attributable mainly to the stagnation of our solution related-business such as M&A in the Americas.

General and administrative expenses for the fiscal year ended March 31, 2018 increased by ¥10.5 billion, or 4.3%, compared to the fiscal year ended March 31, 2017 to ¥254.8 billion.

As a result, net business profits for the fiscal year ended March 31, 2018 decreased by ¥14.8 billion, or 12.9%, compared to the fiscal year ended March 31, 2017 to ¥100.2 billion.

Global Markets Company

Gross profits for the fiscal year ended March 31, 2018 were ¥381.7 billion, a decrease of ¥158.2 billion, or 29.3%, compared to the fiscal year ended March 31, 2017. The decrease was attributable mainly to the decrease of bond-related revenue under adverse market conditions.

General and administrative expenses for the fiscal year ended March 31, 2018 increased by ¥7.1 billion, or 3.7%, compared to the fiscal year ended March 31, 2017 to ¥200.9 billion.

As a result, net business profits for the fiscal year ended March 31, 2018 decreased by ¥165.3 billion, or 47.8%, compared to the fiscal year ended March 31, 2017 to ¥180.8 billion.

Asset Management Company

Gross profits for the fiscal year ended March 31, 2018 were ¥50.2 billion, an increase of ¥1.3 billion, or 2.7%, compared to the fiscal year ended March 31, 2017. The increase was attributable mainly to the increase in the balance of asset formation products.

General and administrative expenses for the fiscal year ended March 31, 2018 decreased by ¥1.7 billion, or 5.8%, compared to the fiscal year ended March 31, 2017 to ¥27.6 billion.

As a result, net business profits for the fiscal year ended March 31, 2018 increased by ¥5.7 billion, or 28.5%, compared to the fiscal year ended March 31, 2017 to ¥25.7 billion.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Retail & Business Banking Company

Gross profits for the fiscal year ended March 31, 2017 were ¥717.2 billion, a decrease of ¥37.6 billion, or 5.0%, compared to the fiscal year ended March 31, 2016. The decrease was attributable mainly to a decrease of net interest income as a result of the effects of the negative interest rate policy in Japan and a decrease in income related to investment products.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥17.3 billion, or 2.5%, compared to the fiscal year ended March 31, 2016 to ¥719.7 billion. The increase was attributable mainly to an increase in personnel expenses, including employee retirement benefit expenses.

As a result, net business profits for the fiscal year ended March 31, 2017 decreased by ¥60.9 billion, or 83.1%, compared to the fiscal year ended March 31, 2016 to ¥12.4 billion.

Corporate & Institutional Company

Gross profits for the fiscal year ended March 31, 2017 were ¥434.1 billion, an increase of ¥9.1 billion, or 2.1%, compared to the fiscal year ended March 31, 2016. The increase was attributable mainly to an increase in non-interest income, reflecting an improvement in our solution-related business.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥7.0 billion, or 3.7%, compared to the fiscal year ended March 31, 2016 to ¥194.0 billion.

As a result, net business profits for the fiscal year ended March 31, 2017 increased by ¥1.9 billion, or 0.8%, compared to the fiscal year ended March 31, 2016 to ¥241.1 billion.

Global Corporate Company

Gross profits for the fiscal year ended March 31, 2017 were ¥358.3 billion, a decrease of ¥42.3 billion, or 10.6%, compared to the fiscal year ended March 31, 2016. The decrease was attributable mainly to the appreciation of the yen against the dollar and other major currencies and the slowdown in business related to non-Japanese customers in Asia, which reflected regional economic trends.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥8.1 billion, or 3.4%, compared to the fiscal year ended March 31, 2016 to ¥244.3 billion. The increase was attributable mainly to an increase in premiums for deposit insurance of foreign branches of Mizuho Bank.

As a result, net business profits for the fiscal year ended March 31, 2017 decreased by ¥49.6 billion, or 30.1%, compared to the fiscal year ended March 31, 2016 to ¥115.0 billion.

Global Markets Company

Gross profits for the fiscal year ended March 31, 2017 were ¥539.9 billion, a decrease of ¥37.8 billion, or 6.5%, compared to the fiscal year ended March 31, 2016. The decrease was attributable mainly to the decrease in income related to the selling of foreign bonds under a volatile market environment.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥23.4 billion, or 13.7%, compared to the fiscal year ended March 31, 2016 to ¥193.8 billion.

As a result, net business profits for the fiscal year ended March 31, 2017 decreased by ¥61.2 billion, or 15.0%, compared to the fiscal year ended March 31, 2016 to ¥346.1 billion.

Asset Management Company

Gross profits for the fiscal year ended March 31, 2017 were ¥48.9 billion, a decrease of ¥2.1 billion, or 4.1%, compared to the fiscal year ended March 31, 2016. The decrease was attributable mainly to the sluggish growth of assets under management, reflecting weakness in market conditions.

General and administrative expenses for the fiscal year ended March 31, 2017 increased by ¥1.2 billion, or 4.3%, compared to the fiscal year ended March 31, 2016 to ¥29.3 billion.

As a result, net business profits for the fiscal year ended March 31, 2017 decreased by ¥4.0 billion, or 16.7%, compared to the fiscal year ended March 31, 2016 to ¥20.0 billion.

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

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total
	(in billions of yen)
Fiscal year ended March 31, 2016:
Total revenue(1)	¥2,288	¥434	¥46	¥188	¥428	¥3,384
Total expenses(2)	1,534	282	29	126	216	2,187

Income before income tax expense	754	152	17	62	212	1,197

Net income	¥465	¥137	¥15	¥51	¥182	¥850

Total assets at end of fiscal year	¥133,156	¥28,985	¥4,228	¥11,617	¥15,824	¥193,810
Fiscal year ended March 31, 2017:
Total revenue(1)	¥1,748	¥500	¥70	¥191	¥368	¥2,877
Total expenses(2)	1,712	303	29	136	216	2,396

Income before income tax expense	36	197	41	55	152	481

Net income	¥6	¥168	¥39	¥39	¥137	¥389

Total assets at end of fiscal year	¥138,832	¥30,262	¥4,203	¥10,629	¥16,530	¥200,456
Fiscal year ended March 31, 2018:
Total revenue(1)	¥2,003	¥655	¥64	¥197	¥448	¥3,367
Total expenses(2)	1,583	479	38	173	255	2,528

Income before income tax expense	420	176	26	24	193	839

Net income	¥231	¥153	¥24	¥21	¥173	¥602

Total assets at end of fiscal year	¥142,588	¥28,136	¥4,380	¥11,678	¥17,474	¥204,256

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

In the fiscal year ended March 31, 2018, 38.5% of our net income was derived from Japan, 25.4% from the United States, 3.9% from the Americas excluding the United States, 3.5% from Europe and 28.7% from Asia/Oceania excluding Japan, and others. At March 31, 2018, 69.8% of total assets were allocated to Japan, 13.8% to the United States, 2.1% to the Americas excluding the United States, 5.7% to Europe and 8.6% to Asia/Oceania excluding Japan, and others.

In Japan, total revenue increased by ¥255 billion from the previous fiscal year due primarily to an increase in trading account gains—net. The increase in trading account gains—net was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected. Total expenses decreased by ¥129 billion from the previous fiscal year due mainly to a change from provision to credit for loan losses. In addition, income tax expense increased by ¥159 billion from the previous fiscal year to ¥189 billion in the fiscal year ended March 31, 2018. As a result, net income in Japan increased by ¥225 billion. Total assets in Japan increased by ¥3,756 billion due primarily to an increase in investment securities.

In the United States, total revenue increased by ¥155 billion due primarily to increases in interest income from resale agreements and securities lending transactions, interest-bearing deposits and loans. The increase in interest income from resale agreements and securities lending transactions, interest-bearing deposits and loans was due mainly to an increase in market interest rates. Total expenses increased by ¥176 billion due mainly to increases in expenses on payables under resale agreements and securities lending transactions and deposits. As a result, net income in the United States decreased by ¥15 billion. Total assets in the United States decreased by ¥2,126 billion due primarily to a decrease in trading account assets, offset in part by an increase in interest-bearing deposits.

In the Americas excluding the United States, total revenue decreased by ¥6 billion due primarily to a decrease in other noninterest income, including foreign exchange gains (losses)—net, offset in part by an increase in trading account gains—net. Total expenses increased by ¥9 billion due mainly to an increase in expenses on deposits. As a result, net income in the Americas excluding the United States decreased by ¥15 billion. Total assets in the Americas excluding the United States increased by ¥177 billion due primarily to an increase in trading account assets, offset in part by a decrease in loans.

In Europe, total revenue increased by ¥6 billion due primarily to an increase in interest from loans, offset in part by a decrease in interest from trading account assets. Total expenses increased by ¥37 billion due mainly to increases in expenses on deposits and provision for loan losses. As a result, net income in Europe decreased by ¥18 billion. Total assets in Europe increased by ¥1,049 billion due primarily to increases in trading account assets and loans.

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥80 billion due primarily to an increase in interest income from loans. Total expenses increased by ¥39 billion due mainly to an increase in expenses on deposits. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥36 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥944 billion due primarily to an increase in loans.

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

In the United States, total revenue increased by ¥66 billion due primarily to increases in interest income from loans, resale agreements and securities lending transactions. The increase in interest income from loans and resale agreements was due mainly to an increase in market interest rates. Total expenses increased by ¥21 billion due mainly to increases in expenses on payables under resale agreements and securities lending transactions and deposits, offset in part by a decrease in provision for loan losses. As a result, net income in the United States increased by ¥31 billion. Total assets in the United States increased by ¥1,277 billion due primarily to an increase in interest-bearing deposits.

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

In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥60 billion due primarily to a decrease in other noninterest income, including foreign exchange gains (losses)—net while total expenses were flat. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥45 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥706 billion due primarily to an increase in interest-bearing deposits in other banks.

Financial Condition

Assets

Our assets as of March 31, 2017 and 2018 were as follows:

	As of March 31,		Increase (decrease)
	2017	2018
	(in billions of yen)
Cash and due from banks	¥1,592	¥1,686	¥94
Interest-bearing deposits in other banks	45,995	46,485	490
Call loans and funds sold	1,038	720	(318)
Receivables under resale agreements	8,968	8,081	(887)
Receivables under securities borrowing transactions	3,350	4,409	1,059
Trading account assets	24,998	24,303	(695)
Investments	24,969	26,770	1,801
Loans	82,284	83,515	1,231
Allowance for loan losses	(480)	(310)	170

Loans, net of allowance	81,804	83,205	1,401
Premises and equipment—net	2,041	2,116	75
Due from customers on acceptances	184	213	29
Accrued income	271	301	30
Goodwill	95	95	—
Intangible assets	94	84	(10)
Deferred tax assets	64	57	(7)
Other assets	4,993	5,731	738

Total assets	¥200,456	¥204,256	¥3,800

Total assets increased by ¥3,800 billion from March 31, 2017 to ¥204,256 billion as of March 31, 2018. This increase was due mainly to an increase of ¥1,801 billion in investments and an increase of ¥1,401 billion in loans, net of allowance.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2017 and 2018 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2017		2018
	(in billions of yen, except percentages)
Domestic(1):
Manufacturing	¥8,740	10.6%	¥8,156	9.7%	¥(584)	(0.9)%
Construction and real estate	7,772	9.4	8,102	9.7	330	0.3
Services	4,749	5.8	5,024	6.0	275	0.2
Wholesale and retail	5,140	6.2	5,113	6.1	(27)	(0.1)
Transportation and communications	3,491	4.2	3,565	4.3	74	0.1
Banks and other financial institutions	4,006	4.9	4,471	5.3	465	0.4
Government and public institutions	8,532	10.3	8,882	10.6	350	0.3
Other industries(2)	4,427	5.4	5,018	6.0	591	0.6
Individuals	10,800	13.1	10,329	12.4	(471)	(0.7)
Mortgage loans	9,960	12.1	9,445	11.3	(515)	(0.8)
Other	840	1.0	884	1.1	44	0.1

Total domestic	57,657	69.9	58,660	70.1	1,003	0.2
Foreign:
Commercial and industrial	16,872	20.5	17,095	20.4	223	(0.1)
Banks and other financial institutions	6,760	8.2	6,740	8.1	(20)	(0.1)
Government and public institutions	960	1.2	1,128	1.3	168	0.1
Other	191	0.2	38	0.1	(153)	(0.1)

Total foreign	24,783	30.1	25,001	29.9	218	(0.2)

Subtotal	82,440	100.0%	83,661	100.0%	1,221	—

Less: Unearned income and deferred loan fees—net	(156)		(146)		10

Total loans before allowance for loan losses	¥82,284		¥83,515		¥1,231

Notes:

(1)	Certain loans were reclassified primarily from Other of Individuals to Construction and real estate to align with current period presentation.
(2)	Other industries of Domestic includes trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥1,231 billion from March 31, 2017 to ¥83,515 billion as of March 31, 2018. Loans to domestic borrowers increased by ¥1,003 billion to ¥58,660 billion due mainly to increases in loans to other industries, bank and other financial institutions and government and public institutions, offset in part by decreases in manufacturing and mortgage loans of individuals.

Loans to foreign borrowers increased by ¥218 billion from March 31, 2017 to ¥25,001 billion as of March 31, 2018. The increase in loans to foreign borrowers was due mainly to increases in loans to commercial and industrial and government and public institutions, offset in part by a decrease in other industries.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans increased from 69.9% to 70.1% while that of loans to foreign borrowers against gross total loans decreased from 30.1% to 29.9%, and loans to foreign borrowers were regionally diversified.

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

Obligor category(1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	We classify loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans.

We consider loans to be impaired when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. We classify loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of our impaired loans are designated as nonaccrual loans. We do not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. See “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.

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

We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2018, the balance of restructurings that are troubled debt restructurings was ¥316 billion, and the balance of restructurings that are not troubled debt restructurings was ¥32 billion. Also, no charge-offs were recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2018.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2017 and 2018 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2017		2018
	Impaired loans	Ratio to gross total loans by industry(1)	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥379	4.3%	¥142	1.7%	¥(237)	(2.6)%
Construction and real estate	57	0.7	41	0.5	(16)	(0.2)
Services	66	1.4	58	1.2	(8)	(0.2)
Wholesale and retail	147	2.9	131	2.6	(16)	(0.3)
Transportation and communications	23	0.6	28	0.8	5	0.2
Banks and other financial institutions	6	0.2	12	0.3	6	0.1
Other industries	7	0.1	4	0.0	(3)	(0.1)
Individuals	105	1.0	90	0.9	(15)	(0.1)

Total domestic	790	1.4	506	0.9	(284)	(0.5)
Foreign	191	0.8	109	0.4	(82)	(0.4)

Total impaired loans	¥981	1.2	¥615	0.7	¥(366)	(0.5)

Note:

(1)	Certain ratio to gross total loans by industry information as of March 31, 2017 was changed due to reclassification of loans to align with current presentation.

Impaired loans decreased by ¥366 billion from March 31, 2017 to ¥615 billion as of March 31, 2018. Impaired loans to domestic borrowers decreased by ¥284 billion due mainly to improvements in the credit condition of some borrowers in the manufacturing industry as well as the gradual recovery in the economic environment. Impaired loans to foreign borrowers decreased by ¥82 billion, and the relative impact of foreign currency fluctuations on the decrease was immaterial.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans decreased from 1.2% as of March 31, 2017 to 0.7% as of March 31, 2018 due to a decrease in impaired loans. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance for loan losses decreased from 0.61% as of March 31, 2017 to 0.37% as of March 31, 2018 due to a decrease in impaired loans net of allowance for loan losses, whereas gross total loans net of allowance for loan losses increased.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2017 and 2018:

	As of March 31,		Increase (decrease)
	2017	2018
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥303	¥153	¥(150)
Allowance for loan losses on non-impaired loans (B)	177	157	(20)

Total allowance for loan losses (C)	¥480	¥310	¥(170)

Impaired loans requiring an allowance for loan losses (D)	¥851	¥478	¥(373)
Impaired loans not requiring an allowance for loan losses (E)	130	137	7
Non-impaired loans(2) (F)	81,459	83,046	1,587

Gross total loans (G)	¥82,440	¥83,661	¥1,221

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D) x100	35.55%	31.87%	(3.68)%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F) x100	0.22	0.19	(0.03)
Percentage of total allowance for loan losses against gross total loans (C)/(G) x100	0.58	0.37	(0.21)

Notes:

(1)	The allowance for loan losses on impaired loans includes the allowance for groups of loans totaling ¥302 billion and ¥246 billion as of March 31, 2017 and 2018 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥170 billion from March 31, 2017 to ¥310 billion as of March 31, 2018 due mainly to a decrease in allowance for loan losses on impaired loans. The percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 3.68 percentage points to 31.87%.

In the fiscal year ended March 31, 2018, impaired loans decreased by 37.3% due mainly to a decrease in domestic impaired loans. Allowance for loan losses on impaired loans decreased by 49.6%.

The coverage ratio for impaired loans increased by 1.5% as of March 31, 2018 compared to the previous fiscal year. The increase was due to a larger percentage decrease in impaired loans than the percentage decrease in allowance for loan losses.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2017 and 2018:

	Fiscal years ended March 31,		Increase (decrease)
	2017	2018
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥451	¥480	¥29
Provision (credit) for loan losses	38	(126)	(164)
Charge-offs:
Domestic:
Manufacturing	(2)	(9)	(7)
Construction and real estate	(1)	—	1
Services	(3)	(5)	(2)
Wholesale and retail	(6)	(13)	(7)
Transportation and communications	(1)	(1)	—
Individuals	(7)	(5)	2

Total domestic charge-offs	(20)	(33)	(13)
Foreign	(11)	(23)	(12)

Total charge-offs	(31)	(56)	(25)

Recoveries:
Domestic:
Manufacturing	1	1	—
Construction and real estate	2	1	(1)
Services	1	2	1
Wholesale and retail	5	1	(4)
Transportation and communications	4	—	(4)
Banks and other financial institutions	—	1	1
Individuals	3	2	(1)

Total domestic recoveries	16	8	(8)
Foreign	10	7	(3)

Total recoveries	26	15	(11)

Net charge-offs	(5)	(41)	(36)
Others(1)	(4)	(3)	1

Balance at end of fiscal year	¥480	¥310	¥(170)

Note:

(1)	“Others” includes primarily foreign exchange translation.

We recorded a credit for loan losses of ¥126 billion in the fiscal year ended March 31, 2018 compared to a provision for loan losses of ¥38 billion in the fiscal year ended March 31, 2017. The change was due mainly to improvements in the credit condition of some borrowers in the domestic manufacturing industry as well as the gradual recovery in the economic environment.

Charge-offs increased by ¥25 billion from the previous fiscal year to ¥56 billion for the fiscal year ended March 31, 2018. The increase was due to similar amounts of increases in charge-offs of both domestic loans and foreign loans.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which at March 31, 2017 and 2018 were as follows:

	As of March 31,						Increase (decrease)
	2017			2018
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥16,684	¥16,756	¥72	¥19,587	¥19,633	¥46	¥2,903	¥2,877	¥(26)
Japanese government bonds	10,257	10,263	6	13,334	13,332	(2)	3,077	3,069	(8)
Other than Japanese government bonds	6,427	6,493	66	6,253	6,301	48	(174)	(192)	(18)
Equity securities (marketable)	1,530	3,801	2,271	1,595	4,033	2,438	65	232	167

Total	¥18,214	¥20,557	¥2,343	¥21,182	¥23,666	¥2,484	¥2,968	¥3,109	¥141

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥3,060	¥3,097	¥37	¥1,960	¥1,984	¥24	¥(1,100)	¥(1,113)	¥(13)
Agency mortgage-backed securities	757	750	(7)	558	538	(20)	(199)	(212)	(13)

Total	¥3,817	¥3,847	¥30	¥2,518	¥2,522	¥4	¥(1,299)	¥(1,325)	¥(26)

Available-for-sale securities measured at fair value increased by ¥3,109 billion from March 31, 2017 to ¥23,666 billion at March 31, 2018. This increase was due primarily to an increase in Japanese government bonds. Held-to-maturity securities measured at amortized cost decreased by ¥1,299 billion from March 31, 2017 to ¥2,518 billion at March 31, 2018. This decrease was due primarily to a decrease in Japanese government bonds due to their maturity. See note 4 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

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

Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2018, we had a total of ¥19,633 billion of available-for-sale debt securities within our investments, of which ¥13,332 billion was Japanese government bonds. We had ¥16,756 billion and ¥19,633 billion of available-for-sale debt securities measured at fair value as of March 31, 2017 and 2018, respectively, and net unrealized gains of ¥72 billion and ¥46 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. As the negative interest rate policy of the Bank of Japan started in February 2016 and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Average remaining period of our Japanese government bond portfolio as of March 31, 2018 was approximately 2.5 years.

Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Liabilities

The following table shows our liabilities as of March 31, 2017 and 2018:

	As of March 31,		Increase (decrease)
	2017	2018
	(in billions of yen)
Deposits	¥131,185	¥136,884	¥5,699
Due to trust accounts	4,123	3,993	(130)
Call money and funds purchased	1,255	2,105	850
Payables under repurchase agreements	17,970	16,657	(1,313)
Payables under securities lending transactions	1,919	1,833	(86)
Other short-term borrowings	1,477	1,688	211
Trading account liabilities	13,592	13,115	(477)
Bank acceptances outstanding	184	213	29
Income taxes payable	74	65	(9)
Deferred tax liabilities	140	306	166
Accrued expenses	209	233	24
Long-term debt	14,529	12,955	(1,574)
Other liabilities	5,027	4,705	(322)

Total liabilities	¥191,684	¥194,752	¥3,068

Total liabilities increased by ¥3,068 billion from March 31, 2017 to ¥194,752 billion at March 31, 2018. This increase was due primarily to an increase of ¥5,699 billion in deposits, offset in part by a decrease of ¥1,574 billion in long-term debt, a decrease of ¥477 billion in trading account liabilities and a decrease of ¥468 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2017 and 2018:

	As of March 31,		Increase (decrease)
	2017	2018
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥19,064	¥21,069	¥2,005
Interest-bearing deposits	87,359	91,207	3,848

Total domestic deposits	106,423	112,276	5,853

Foreign:
Noninterest-bearing deposits	1,996	2,257	261
Interest-bearing deposits	22,766	22,351	(415)

Total foreign deposits	24,762	24,608	(154)

Total deposits	¥131,185	¥136,884	¥5,699

Deposits increased by ¥5,699 billion from March 31, 2017 to ¥136,884 billion at March 31, 2018. Domestic deposits increased by ¥5,853 billion from March 31, 2017 to ¥112,276 billion at March 31, 2018. Domestic interest-bearing deposits increased by ¥3,848 billion from March 31, 2017 to ¥91,207 billion at March 31, 2018 due mainly to an increase in ordinary deposits, offset in part by a decrease in time deposits, and domestic noninterest-bearing deposits increased by ¥2,005 billion to ¥21,069 billion at March 31, 2018 due mainly to increases in current accounts. Foreign deposits decreased by ¥154 billion from March 31, 2017 to ¥24,608 billion at March 31, 2018 due mainly to a decrease in time deposits, offset in part by an increase in certificates of deposit.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2017 and 2018:

	As of March 31,						Increase (decrease)
	2017			2018
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥4,123	¥—	¥4,123	¥3,993	¥—	¥3,993	¥(130)	¥—	¥(130)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	5,727	15,417	21,144	6,724	13,871	20,595	997	(1,546)	(549)
Other short-term borrowings	587	890	1,477	827	861	1,688	240	(29)	211

Total short-term borrowings	¥10,437	¥16,307	¥26,744	¥11,544	¥14,732	¥26,276	¥1,107	¥(1,575)	¥(468)

Short-term borrowings decreased by ¥468 billion from March 31, 2017 to ¥26,276 billion at March 31, 2018. Domestic short-term borrowings increased by ¥1,107 billion due mainly to increases in call money and funds purchased, and payables under repurchase agreements. Foreign short-term borrowings decreased by ¥1,575 billion due mainly to a decrease in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2017 and 2018:

	As of March 31,		Increase (decrease)
	2017	2018
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,826	¥5,826	¥—
Retained earnings	919	1,306	387
Accumulated other comprehensive income, net of tax	1,521	1,742	221
Treasury stock, at cost	(5)	(6)	(1)

Total MHFG shareholders’ equity	8,261	8,868	607
Noncontrolling interests	511	636	125

Total equity	¥8,772	¥9,504	¥732

Total equity increased by ¥732 billion from March 31, 2017 to ¥9,504 billion due mainly to increases in retained earnings and accumulated other comprehensive income, net of tax.

Retained earnings increased by ¥387 billion from March 31, 2017 to ¥1,306 billion at March 31, 2018. This increase was due to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2018 of ¥578 billion offset in part by dividend payments of ¥190 billion.

Accumulated other comprehensive income, net of tax increased by ¥221 billion from March 31, 2017 to ¥1,742 billion at March 31, 2018 due to an increase in pension liability adjustments of ¥155 billion, an increase in net unrealized gains on available-for-sale securities of ¥95 billion and a decrease in foreign currency translation adjustments of ¥30 billion.

Noncontrolling interests increased by ¥125 billion from March 31, 2017 to ¥636 billion at March 31, 2018. The increase was due mainly to a new consolidation of an investment fund and an increase in the share of noncontrolling shareholders of some investment funds.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Liquidity Risk Management.”

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥5,699 billion, or 4.3%, from the end of the previous fiscal year to ¥136,884 billion as of March 31, 2018. Our average balance of deposits for the fiscal year ended March 31, 2018 of ¥136,532 billion exceeded our average balance of loans for the same period by ¥53,661 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2018:

As of May 31, 2018
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a-	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a-	A1	P-1	baa1

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2018, the balance of Japanese government bonds included within our investments was ¥13.3 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (“LCR”) standard has been introduced in Japan. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, with a minimum requirement of 90% applicable for the period between January 1 and December 31, 2018. The LCR disclosure guidelines of the Financial Service Agency require banks and bank holding companies with international operations to disclose the three-month averages of daily LCR. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, for the fourth quarter of the fiscal year ended March 31, 2018. All yen figures in this table are truncated.

Fourth Quarter of Fiscal Year Ended March 31, 2018
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥60,159
Net cash outflows (weighted)	50,079
LCR	120.1%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥53,720
Net cash outflows (weighted)	38,199
LCR	140.7%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥53,116
Net cash outflows (weighted)	37,555
LCR	141.5%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,538
Net cash outflows (weighted)	1,601
LCR	160.3%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,509
Net cash outflows (weighted)	1,576
LCR	161.1%

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

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by BCBS and are intended to further strengthen the soundness and stability of Japanese banks. In December 2010, BCBS issued the Basel III rules text (later revised in June 2011, January 2013, October 2014 and December 2017), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of BCBS, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. The framework of Basel III is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline. Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

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

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2018 being ¥577.5 billion) and existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2018 being ¥674.8 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for G-SIBs to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in from January 2016 and will be fully implemented by January 2019. We were included in the list of G-SIBs updated in November 2017 and were allocated to the category that would require 1.0% of additional loss absorbency.

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

In December 2015, the Financial Services Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. We were designated as both a G-SIB and a D-SIB, and the additional loss absorption capacity requirement applicable to us was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the FSB, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure is intended to restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.

Regulatory adjustments such as goodwill and other intangibles, and defined benefit pension fund assets and liabilities, are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of deductions, and became fully effective in March 2018.

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Phase-in of deductions from capital	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Phase out of recognition of capital instruments that no longer qualify as capital	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Capital conservation buffer	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer(1)	0.00%	0.01%	0.01%	0.01%	0.01%	0.01%
Additional loss absorbency requirements for G-SIBs and D-SIBs(2)	0.50%	0.75%	1.0%	1.0%	1.0%	1.0%

Notes:

(1)	Figures assume that the countercyclical capital buffer will continue to be 0.01% after March 2018.
(2)	Figures assume that the additional loss absorbency requirements applied to us as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis.

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

Consolidated Capital Adequacy Ratios and Leverage Ratios

Our capital adequacy ratios and leverage ratios as of March 31, 2017 and 2018, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2017	2018
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥7,001.6	¥7,437.0	¥435.3
Additional Tier 1 capital	1,209.8	1,755.1	545.3

Tier 1 capital	8,211.5	9,192.2	980.7
Tier 2 capital	1,839.4	1,668.1	(171.2)

Total capital	¥10,050.9	¥10,860.4	¥809.4

Risk-weighted assets	¥61,717.1	¥59,528.9	¥(2,188.1)
Common Equity Tier 1 capital ratio	11.34%	12.49%	1.15%
Required Common Equity Tier 1 capital ratio(1)	6.25	7.135	0.885
Tier 1 capital ratio	13.30	15.44	2.14
Required Tier 1 capital ratio(1)	7.75	8.635	0.885
Total capital ratio	16.28	18.24	1.96
Required total capital ratio(1)	9.75	10.635	0.885
CET1 available after meeting the bank’s minimum capital requirements	6.84	7.99	1.15
Leverage ratio	3.95	4.28	0.33

Note:

(1)	The required ratios disclosed above, at March 31, 2017 and 2018, include the transitional capital conservation buffer of 1.25% and 1.875%, respectively, the countercyclical capital buffer of 0% and 0.01%, respectively, and the transitional additional loss absorbency requirements for G-SIBs and D-SIBs of 0.5% and 0.75%, respectively, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

Our total capital ratio as of March 31, 2018 was 18.24%, an increase of 1.96 percentage points compared to March 31, 2017. Our Tier 1 capital ratio as of March 31, 2018 was 15.44%, an increase of 2.14 percentage points compared to March 31, 2017. Our Common Equity Tier 1 capital ratio as of March 31, 2018 was 12.49%, an increase of 1.15 percentage points compared to March 31, 2017. The increases in each ratio were due mainly to a decrease in risk-weighted assets and to an increase in Common Equity Tier 1 capital and Additional Tier 1 capital. Our Common Equity Tier 1 capital increased due mainly to an increase in retained earnings, and our Additional Tier 1 capital increased due mainly to an increase in directly-issued qualifying Additional Tier 1 instruments. Our risk-weighted assets decreased due mainly to a decrease in credit risk assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2018.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2017 and 2018, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2017	2018
Mizuho Bank
Common Equity Tier 1 capital ratio	11.16%	12.34%	1.18%
Tier 1 capital ratio	13.34	15.61	2.27
Total capital ratio	16.20	18.52	2.32
Leverage ratio	4.16	4.53	0.37
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	18.73	19.99	1.26
Tier 1 capital ratio	18.73	20.05	1.32
Total capital ratio	19.47	20.28	0.81
Leverage ratio	6.74	7.03	0.29

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2018.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2018, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2017 and 2018:

	As of March 31,		Increase (decrease)
	2017	2018
	(in billions of yen)
Guarantees:
Performance guarantees	¥2,243	¥2,165	¥(78)
Guarantees on loans	278	241	(37)
Guarantees on securities	175	164	(11)
Other guarantees	1,823	2,210	387
Guarantees for the repayment of trust principal	730	709	(21)
Liabilities of trust accounts	15,177	13,861	(1,316)
Derivative financial instruments	14,415	11,654	(2,761)

	As of March 31,		Increase (decrease)
	2017	2018
	(in billions of yen)
Commitments:
Commitments to extend credit	¥76,678	¥78,448	¥1,770
Commercial letters of credit	522	690	168

Total commitments	¥77,200	¥79,138	¥1,938

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

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2018:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥35,724	¥1,689	¥1,285	¥329	¥362	¥137	¥39,526
Certificates of deposit	11,021	297	61	4	—	—	11,383
Long-term debt	2,492	1,607	1,314	1,205	1,068	5,269	12,955
Capitalized leases	12	10	7	4	2	1	36
Operating leases	52	44	38	32	23	57	246

Total(1)(2)	¥49,289	¥3,637	¥2,698	¥1,570	¥1,453	¥5,463	¥64,110

Notes:

(1)	A contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥52 billion in the fiscal year ending March 31, 2019, based on the current funded status and expected asset return assumptions. For further information, see note 21 to our consolidated financial statements included elsewhere in this annual report.
(2)	The amount of unrecognized tax benefits, which is not included in the above table, was ¥2.3 billion, of which ¥0.9 billion was interest and penalties, at March 31, 2018. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements

See note 2 to our consolidated financial statements included elsewhere in this annual report.

Reconciliation with Japanese GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in note 1 to our consolidated financial statements included elsewhere in this annual report. These principles and policies differ in some respects from Japanese GAAP. For reporting based on Japanese banking regulations, we prepare our annual financial results using financial statements in accordance with Japanese GAAP. In addition, pursuant to the Japanese securities law and the requirements of the Tokyo Stock Exchange, we prepare quarterly financial statements which are also under Japanese GAAP. To show the major reconciling items between our U.S. GAAP financial statements and our Japanese GAAP financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net income and shareholders’ equity under U.S. GAAP with those amounts under Japanese GAAP.

	As of and for the fiscal year ended March 31, 2018
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥8,868.4	¥577.6
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	64.0	107.8
2. Investments	(97.7)	(101.7)
3. Loans	158.2	2.4
4. Allowances for loan losses and off-balance-sheet instruments	79.6	(6.8)
5. Premises and equipment	(119.6)	(35.4)
6. Land revaluation	178.4	(2.9)
7. Business combinations	(86.9)	(15.4)
8. Pension liabilities	117.1	4.4
9. Consolidation of variable interest entities	54.9	13.2
10. Deferred taxes	(160.3)	47.2
11. Foreign currency translation	—	(10.8)
12. Other	10.9	(3.1)

Japanese GAAP	¥9,067.0 (1)	¥576.5

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

During the fiscal year ended March 31, 2018, a subsidiary of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.

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

12.    Other

This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors

Shown below are information regarding the directors of Mizuho Financial Group as of June 30, 2018:

Name	Age	Director Type	Chair / Deputy Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk(4)
Tatsufumi Sakai	58	Executive(1)	—	—	—	—	—
Takanori Nishiyama	56	Executive(1)	—	—	—	—	—
Makoto Umemiya	53	Executive(1)	—	—	—	—	—
Yasuyuki Shibata	55	Executive(1)	—	—	—	—	—
Hisashi Kikuchi	52	Executive(1)	—	—	—	—	—
Yasuhiro Sato	66	Non-executive(2)	—	—	—	—	—
Ryusuke Aya	58	Non-executive(2)	Deputy Chair	—	—	Member	Chair
Nobukatsu Funaki	59	Non-executive(2)	—	—	—	Member	—
Tetsuo Seki	79	Independent(3)	—	Member	Member	Chair	—
Takashi Kawamura	78	Independent(3)	—	Chair	Member	—	—
Tatsuo Kainaka	78	Independent(3)	—	Member	Chair	Member	—
Hirotake Abe	73	Independent(3)	—	—	Member	Member	—
Hiroko Ota	64	Independent(3)	Chair	Member	—	—	—
Izumi Kobayashi	59	Independent(3)	—	Member	—	—	Member

Notes:

(1)	Directors concurrently serving as executive officers.
(2)	Directors not concurrently serving as executive officers, specialist officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.
(3)	Directors satisfying the requirements for outside directors, as defined in the Companies Act of Japan, and those for independent directors, as defined both by the Tokyo Stock Exchange and by Mizuho Financial Group.
(4)	Risk Committee consists of the two directors and an outside expert, who is not a director.

The directors’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:

Mr. Tatsufumi Sakai has been Member of the Board of Directors and the President & Group CEO (Representative Executive Officer) since June 2018. Previously, he had been President & CEO of Mizuho Securities from April 2016 to April 2018; Head of International Banking Unit from April 2014 to April 2016; and Head of Investment Banking Unit from April 2013 to April 2014. He concurrently serves as Member of the Board of Directors at each of Mizuho Bank, Mizuho Trust & Banking, and Mizuho Securities.

Mr. Takanori Nishiyama has been Member of the Board of Directors and Managing Executive Officer / Head of Compliance Group (Group CCO) since June 2017. Previously, he had been in charge of business promotion from April 2015 to April 2017; and General Manager of Omiya Branch from April 2014 to April 2015. He concurrently serves as Executive Managing Director of Mizuho Bank.

Mr. Makoto Umemiya has been Member of the Board of Directors and Managing Executive Officer / Head of Financial Control & Accounting Group (Group CFO) since June 2017. Previously, he had been General Manager of Financial Planning Department from April 2014 to April 2017; and General Manager of Osaka Branch from April 2012 to April 2014. He concurrently serves as Executive Managing Director of Mizuho Bank.

Mr. Yasuyuki Shibata has been Member of the Board of Directors and Managing Executive Officer / Head of Risk Management Group (Group CRO) since June 2017. Previously, he had been General Manager of Risk Management Department from July 2016 to June 2017; and General Manager of Americas Treasury Division from April 2014 to July 2016. He concurrently serves as Executive Managing Director of Mizuho Bank.

Mr. Hisashi Kikuchi has been Member of the Board of Directors and Managing Executive Officer / Head of Strategic Planning Group (Group CSO) since June 2018. Previously, he had been General Manager of Corporate Secretariat from April 2015 to June 2018; and General Manager of Tokyo Corporate Banking Division from July 2013 to April 2015. He concurrently serves as Executive Managing Director of Mizuho Bank.

Mr. Yasuhiro Sato has been Member of the Board of Directors and Chairman (Kaicho) since June 2018. Previously, he had been President & Group CEO from June 2011 to April 2018; and President & CEO of Mizuho Bank / the former Mizuho Corporate Bank from April 2009 to April 2014.

Note: Chairman (Kaicho) Sato engages in the company’s external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Ota.

Mr. Ryusuke Aya has been a non-executive Member of the Board of Directors since June 2017. Previously, he had been a non-executive Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank from June 2017 to April 2018; and Head of Risk Management Group (Group CRO) from November 2013 to June 2017.

Mr. Nobukatsu Funaki has been Member of the Board of Directors since June 2014. Previously, he had been Audit & Supervisory Board Member at each of Mizuho Financial Group (from June 2013 to June 2014), Mizuho Securities (April 2013 to June 2014) and the former Mizuho Corporate Bank (from March 2010 to June 2013)

Mr. Tetsuo Seki has been Member of the Board of Directors since June 2015. Previously, he had been Representative Director and Executive Vice President of Nippon Steel Corporation; and President (Representative Director) of the Shoko Chukin Bank, Ltd. He concurrently serves as Audit & Supervisory Board Member of Sapporo Holdings Limited.

Mr. Takashi Kawamura has been Member of the Board of Directors since June 2014. Previously, he had been Representative Executive Officer, Chairman, President and Chief Executive Officer and Director of Hitachi, Ltd. He concurrently serves as Outside Audit & Supervisory Board Member of Nikkei Inc.; and Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.

Mr. Tatsuo Kainaka has been Member of the Board of Directors since June 2014. Previously, he had been Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court. He concurrently serves as Attorney-at-law at Takusyou Sogo Law Office; President of the Life Insurance Policyholders Protection Corporation of Japan; and Corporate Auditor (External) of Oriental Land Co., Ltd.

Mr. Hirotake Abe has been Member of the Board of Directors since June 2015. Previously, he had been CEO of Tohmatsu & Co. He concurrently serves as Certified Public Accountant at Certified Public Accountant Hirotake Abe Office.

Ms. Hiroko Ota has been Member of the Board of Directors since June 2014. Previously, she had been Minister of State for Economic and Fiscal Policy of the Cabinet Office. She concurrently serves as Professor of National Graduate Institute for Policy Studies; Outside Director of JXTG Holdings, Inc.; and Outside Director of Panasonic Corporation.

Ms. Izumi Kobayashi has been Member of the Board of Directors since June 2017. Previously, she had been President and Representative Director of Merrill Lynch Japan Securities Co., Ltd.; and Executive Vice

President of the Multilateral Investment Guarantee Agency of the World Bank Group. She concurrently serves as Outside Director of ANA HOLDINGS INC.; Outside Director of Mitsui & Co., Ltd.; and Member of the Board of Governors of Japan Broadcasting Corporation.

Executive Officers

Shown below are information regarding the executive officers of Mizuho Financial Group as of June 30, 2018:

Name	Age	Title	Area of Oversight
Tatsufumi Sakai(1)	58	President & Group CEO(2)
Toshitsugu Okabe	62	Deputy President & Executive Officer(2)	Head of Retail & Business Banking Company
Daisaku Abe	61	Deputy President & Executive Officer	Head of IT & Systems Group (Group CIO) and Head of Operations Group (Group COO)
Junichi Kato	60	Senior Managing Executive Officer	Head of Global Markets Company
Katsunobu Motohashi	60	Senior Managing Executive Officer	Head of Asset Management Company
Akira Nakamura	57	Senior Managing Executive Officer	Head of Corporate & Institutional Company
Seiji Imai	56	Senior Managing Executive Officer	Head of Global Corporate Company
Tsutomu Nomura	59	Managing Executive Officer	Head of Internal Audit Group (Group CA)
Takanori Nishiyama(1)	56	Managing Executive Officer	Head of Compliance Group (Group CCO)
Motonori Wakabayashi	53	Managing Executive Officer	Head of Research & Consulting Unit
Goji Fujishiro	53	Managing Executive Officer	Head of Global Products Unit
Shuji Kojima	53	Managing Executive Officer	Head of Human Resources Group (Group CHRO)
Makoto Umemiya(1)	53	Managing Executive Officer	Head of Financial Control & Accounting Group (Group CFO)
Yasuyuki Shibata(1)	55	Managing Executive Officer	Head of Risk Management Group (Group CRO)
Hisashi Kikuchi(1)	52	Managing Executive Officer	Head of Strategic Planning Group (Group CSO)

Notes:

(1)	Executive officers concurrently serving as directors.
(2)	Representative Executive Officer.

The executive officers’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:

For information on Messrs. Tatsufumi Sakai, Takanori Nishiyama, Makoto Umemiya, Yasuyuki Shibata and Hisashi Kikuchi, see “—Directors.”

Mr. Toshitsugu Okabe has been Deputy President & Executive Officer / Head of Retail & Business Banking Company since April 2016. Previously, he had been Head of Retail Banking Unit or in charge of similar responsibilities from April 2009 to April 2016.

Mr. Daisaku Abe has been Deputy President & Executive Officer / Head of IT & Systems Group (Group CIO) and Head of Operations Group (Group COO) since April 2013. Previously, he had been in charge of similar responsibilities from April 2009 to April 2013; and Head of Strategic Planning Group from April 2009 to April 2012. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank.

Mr. Junichi Kato has been Senior Managing Executive Officer / Head of Global Markets Company since April 2016. Previously, he had been in charge of similar responsibilities from April 2009 to April 2016; and President & CEO of Mizuho Bank (Switzerland), Ltd.

Mr. Katsunobu Motohashi has been Senior Managing Executive Officer / Head of Asset Management Company since April 2016. Previously, he had been in charge of similar responsibilities from April 2010 to April 2016; and General Manager of Treasury Department of Mizuho Trust & Banking from April 2007 to April 2010. He concurrently serves as Senior Managing Executive Officer of Mizuho Bank.

Mr. Akira Nakamura has been Senior Managing Executive Officer / Head of Corporate & Institutional Company since April 2018. Previously, he had been in charge of similar responsibilities from April 2016 to April 2018; and Head of Telecom Media Technology Group and in charge of Investment Banking Business of Mizuho Securities from April 2015 to April 2016. He concurrently serves as Senior Managing Executive Officer of Mizuho Bank.

Mr. Seiji Imai has been Senior Managing Executive Officer / Head of Global Corporate Company since April 2018. Previously, he had been Head of Asia & Oceania from April 2016 to April 2018; and General Manager of Seoul Branch from April 2014 to April 2016. He concurrently serves as Senior Managing Executive Officer of Mizuho Bank.

Mr. Tsutomu Nomura has been Managing Executive Officer / Head of Internal Audit Group (Group CA) since April 2017. Previously, he had been Co-head of Credit Group or in charge of similar responsibilities from April 2014 to April 2017.

Mr. Motonori Wakabayashi has been Managing Executive Officer / Head of Research & Consulting Unit since April 2018. Previously, he had been in charge of similar responsibilities and business promotion from April 2016 to April 2018; and General Manager of Industry Research Division from April 2013 to April 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank.

Mr. Goji Fujishiro has been Managing Executive Officer / Head of Global Products Unit since April 2018. Previously, he had been in charge of business promotion from April 2016 to April 2018; and General Manager of Executive Secretariat from April 2014 to April 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank.

Mr. Shuji Kojima has been Managing Executive Officer / Head of Human Resources Group (Group CHRO) since April 2017. Previously, he had been Deputy Head of Internal Audit Group or in charge of similar responsibilities from April 2016 to April 2017; and General Manager of Compliance Division from November 2013 to April 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank.

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

The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2018 (basic salaries and others) and March 31, 2017 (performance payments and stock compensation paid or determined during the following fiscal year) are shown on the following table:

Classification	Number of Persons (Note 2)	Aggregate Amount of Compensation (in millions of yen) (Note 3)	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2018				For the fiscal year ended March 31, 2017
			Basic Salaries		Other		Performance Payments		Stock Compensation
			Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount
Directors	10	289	10	270	8	0	1	9	1	9
Executive officers as defined in the Companies Act	19	1,299	19	827	19	1	19	236	19	234

Notes:

(1)	Fractions are rounded down.
(2)	With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2017 and 2018 are stated.
(3)	With respect to the amounts, the aggregate amounts for the fiscal years ended March 31, 2017 and 2018 are stated.
(4)	The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”
(5)	Five executive officers who resigned as of April 1, 2017, two directors who retired as of June 23, 2017 and one executive officer who resigned as of June 23, 2017 are included in the above.
(6)	With respect to the performance payments for the executive officers, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2017 as the performance payments for the fiscal year ended March 31, 2017 are stated. The portions that exceed a certain amount are expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2019.
(7)

With respect to the stock compensation for the directors (excluding the outside directors) and the executive officers, the amounts obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2017 as the stock ownership points granted for the fiscal year ended March 31, 2017 (one (1) point translates into one (1) share of common stock of Mizuho Financial

Group) by the book value of Mizuho Financial Group stock (196.9447 per share) are stated. The stock compensation for the fiscal year ended March 31, 2017 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2019.

(8)	Because the amount of the performance payments and stock compensation to be paid with respect to the fiscal year ended March 31, 2018 has not yet been determined at present, the aggregate compensation above does not include the amount of the performance payments and stock compensation; however, the necessary reserve is recorded for accounting purposes.
(9)	The condolence money premiums and life insurance premiums subsidies concerning the fiscal year ended March 31, 2018 are included in the above table as “Other”, both of which are based on the decision by the Compensation Committee.

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

			Aggregate Amounts of Compensation by Type (in millions of yen)
	Aggregate Amount of Compensation (in millions of yen)		For the fiscal year ended March 31, 2018		For the fiscal year ended March 31, 2017
Name (Classification)		Company	Basic Salary	Other	Performance Payments	Stock Compensation
Yasuhiro Sato (Executive officer as defined in the Companies Act)	126	Mizuho Financial Group	69	0	22	22
		Mizuho Bank	3	—	1	1
		Mizuho Trust & Banking	1	—	0	0
		Mizuho Securities	2	—	0	0

Note:

(1)	Fractions are rounded down.

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

In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2018.

On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2018.

On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2018.

On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2018.

On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2018.

On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2018.

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

On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2018.

Mizuho Financial Group’s Compensation Committee resolved, at the meeting held on May 15, 2015, to discontinue the incentive stock option program along with the introduction of performance payments and stock compensation for directors and officers. In addition, the Compensation Committee resolved, at the meeting held on June 14, 2018, to amend the compensation system in order to further clarify the linkage between business performance and compensation. For further information on the current compensation system, including performance payments and stock compensation, see “Mizuho Financial Group Compensation Policy” below.

“Mizuho Financial Group Compensation Policy”

Mizuho Financial Group set out the “Mizuho Financial Group Compensation Policy” concerning the determination of compensation for each individual director, executive officer and specialist officer (“Officers, etc.”) of Mizuho Financial Group as well as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (“Three Core Companies”).

Philosophy and Objectives

Executive compensation for Mizuho Financial Group and the Three Core Companies pursuant to such policy is determined based on appropriate governance and control, and aims to function as incentive and compensation for each Officer, etc., to exercise their designated function to the fullest in our efforts to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Officers, etc., of Mizuho Financial Group and the Three Core Companies is set forth below:

1)	The executive compensation shall be determined based on appropriate governance and control, and function as an appropriate incentive in order to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Philosophy.

2)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each Officer, etc.

3)	The executive compensation shall contribute to suppressing excessive risk-taking, improving corporate value and creating value for various stakeholders not only in the short-term, but also over the medium- to long-term.

4)	The executive compensation shall reflect the management environment and business performance of our group.

5)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

6)	The compensation system and standards shall be timely and appropriately reevaluated and set at a competitive and appropriate standard based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

7)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

Compensation System

Compensation for Officers, etc., shall, in principle, consist of a “Basic Salary,” “Performance Payment” and “Stock Compensation.”

1)	“Basic Salaries” shall factor in the function and responsibility of each Officer, etc., in addition to the standard amount for each position and payment will be made monthly in cash.

2)	“Performance Payments” shall be made as a monetary incentive for Officers, etc., to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect our group-wide results of operations, the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of and the performance or each Officer, etc., in addition to the standard amount for each position. A system shall be adopted which, based on resolution by the Compensation Committee, etc., enables certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc., of the company or the individual.

3)	“Stock Compensation” shall be paid in the form of shares of common stock of Mizuho Financial Group consisting of “Stock Compensation I” and “Stock Compensation II,” (together “Stock Compensation I and II”) acquired from the stock market through a trust with an aim to align the interests of Officers, etc., with those of the shareholders and increase the incentive to enhance corporate value.

(a)	“Stock Compensation I” shall be paid at the time of retirement of each Officer, etc., in the form of shares of common stock of Mizuho Financial Group calculated based on each position. A system shall be adopted which enables a decrease or forfeiture of the amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.

(b)	“Stock Compensation II” shall be paid in accordance with our group-wide results of operations, the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of and the performance of each Officer, etc., in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments over three years, as well as a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.

Among the Officers, etc., the compensation system for the directors, the executive officers as defined in the Companies Act, the executive officers as defined in our internal regulations and the specialist officers responsible for business execution (the “Officers Responsible for Business Execution”) shall be separate from the compensation system for the directors responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

1)	The basic compensation system for Officers Responsible for Business Execution shall be a “Basic Salary,” “Performance Payment” and “Stock Compensation I and II.”

(a)	The composition of the compensation shall, in principle, be 50%, 17.5% and 32.5% for “Basic Salary,” “Performance Payment” and “Stock Compensation I and II” respectively.

(b)	The upper limit of “Performance Payment” and “Stock Compensation II” shall be decided* in accordance with our annual group-wide results of our operations taking into account the traits of our business activities as a Financial Services Group. The payment to each officer shall reflect the performance of each officer and the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of, and be, in principle, within the range of 0% to 150% of the standard amount for each position.

*The amount of funds for “Performance Payment” and “Stock Compensation II” is decided for each fiscal year by multiplying the standard amount for each position in a respective year with the total number of officers in that year and a coefficient based on the result from the fiscal year’s results of operations. The evaluation metric for this coefficient is decided by setting metrics based on our Consolidated Net Business Profits, and using such evaluation metrics for the reference year and the current fiscal year (provided that, for Mizuho Securities Co., Ltd., the system is linked to Ordinary Income, which is a metric that is equivalent to Consolidated Net Business Profits based on the traits of business activities and financial structure of securities companies).

2)	The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function. The compensation system shall consist of “Basic Salaries” and “Stock Compensation” and the composition shall, in principle, be 85% and 15% for “Basic Salaries” and “Stock Compensation,” respectively.

There are cases where compensation for some personnel, including those officers recruited locally in countries other than Japan, may be designed individually in compliance with local compensation regulations while taking into consideration local compensation practices and the responsibilities, business characteristics and market value, etc., of each respective officer. For cases where compensation is designed individually, payment of compensation is also made in accordance with the performance of the company or the individual. Payment of compensation is designed to avoid excessive risk-taking through a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture of the deferred amount depending on the performance, etc., of the company or the individual.

Compensation Determination Process

The Compensation Committee shall determine the determination policy of executive compensation for Mizuho Financial Group and the Three Core Companies and the executive compensation system including the compensation system set out in “Compensation System” in order to effectively secure the transparency and objectivity of compensation, etc., for individual Officers, etc. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer as defined in the Companies Act of Mizuho Financial Group; and approve at Mizuho Financial Group the compensation of each individual director of the Three Core Companies.

The President & CEO, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer as defined in our internal regulations and specialist officer of Mizuho Financial Group; and approve at Mizuho Financial Group the compensation of each individual executive officer and specialist officer of the Three Core Companies.

The Compensation Committee shall verify the validity of the compensation system and standards based on economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

The Compensation Committee may have officers who are not members of the committee (including officers of the Three Core Companies) such as the President & CEO and external experts, etc., attend its meetings and provide their opinion in order to facilitate adequate and appropriate discussions and determinations.

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

The main roles of the Board of Directors are making decisions on business execution such as basic management policies, which are legally matters to be determined solely by the Board of Directors, and supervising the execution of duties by directors and executive officers. In order to fulfill the roles mentioned above, the Board of Directors shall appropriately establish and supervise the operation of the internal control systems (regarding matters such as risk management, compliance and internal auditing) and risk governance systems of our group. The Board of Directors shall, in principle, delegate to the President & CEO, who is also the Group CEO, decisions on business execution (excluding matters that are legally required to be determined solely by the Board of Directors), for the purpose of realizing swift and flexible decision-making and expeditious corporate management and strengthening the supervision of directors and executive officers by the Board of Directors.

Pursuant to the articles of incorporation, Mizuho Financial Group has no more than 15 directors and maintains the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, (i) outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal Non-Executive Directors,” and together with outside directors, “Non-Executive Directors”) comprise a majority of the directors in the Board of Directors and (ii) at least a third of the members of the Board of Directors are outside directors. Currently, the Board of Directors consists of a total of 14 directors (six outside directors, three Internal Non-Executive Directors and five directors concurrently serving as executive officers).

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

The main roles of the Nominating Committee of Mizuho Financial Group are determining the contents of proposals regarding the appointment and dismissal of directors of Mizuho Financial Group to be submitted to the general meetings of shareholders, exercising the approval rights held by Mizuho Financial Group with respect to the appointment and dismissal of directors of each of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Three Core Companies”), and exercising the approval rights held by Mizuho Financial Group with respect to the appointment and removal of representative directors and senior directors of the Three Core Companies. For your reference, succession planning is also deliberated by the Nominating Committee.

The Chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairman, are outside directors. As of June 22, 2018, the members of the Nominating Committee are Mr. Takashi Kawamura (Chairman), Mr. Tetsuo Seki, Mr. Tatsuo Kainaka, Ms. Hiroko Ota and Ms. Izumi Kobayashi.

Compensation Committee

Under the Companies Act, the compensation committee is required to consist of at least three directors, and the majority of its members is required to consist of outside directors. The duties of the compensation committee include the determination of the compensation for each individual director and executive officer.

The main roles of the Compensation Committee of Mizuho Financial Group are determining the compensation for each individual director and executive officer of Mizuho Financial Group, exercising the approval rights held by Mizuho Financial Group regarding compensation of each individual director of the Three Core Companies, and determining the basic policies and compensation system for directors and executive officers of Mizuho Financial Group and the Three Core Companies.

The Chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairman, are outside directors. As of June 22, 2018, the members of the Compensation Committee are Mr. Tatsuo Kainaka (Chairman), Mr. Tetsuo Seki, Mr. Takashi Kawamura and Mr. Hirotake Abe.

Audit Committee

Under the Companies Act, the audit committee is required to consist of at least three Non-Executive Directors, and the majority of its members is required to consist of outside directors. The duties of the audit committee include the audit of the execution of duties by directors and executive officers and preparation of audit reports.

The main roles of the Audit Committee of Mizuho Financial Group are auditing the execution of duties by the directors and executive officers, monitoring and inspecting the establishment and management of the internal control system of Mizuho Financial Group and its subsidiaries, monitoring and inspecting the condition of the execution of duties with respect to corporate management of subsidiaries and others by executive officers, determining the contents of proposals regarding the appointment, dismissal and non-reappointment of accounting auditors to be submitted to the general meetings of shareholders, and adopting resolutions regarding the approval of basic internal audit plans and the commission of the Group Chief Auditor.

Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members including the Chairman shall be outside directors. Currently, among the five members of the Audit Committee, two members are appointed among Internal Non-Executive Directors as full-time members of the Audit Committee, and three members including the Chairman are appointed among outside directors. As of June 22, 2018, the members of the Audit Committee are Mr. Tetsuo Seki (Chairman), Mr. Tatsuo Kainaka, Mr. Hirotake Abe, Mr. Ryusuke Aya and Mr. Nobukatsu Funaki.

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

Mizuho Financial Group has established committees and other organizations on a voluntary basis in addition to the above legally-required three committees as set forth below:

•	Risk Committee

The Risk Committee shall advise the Board of Directors regarding decision-making and supervision relating to risk governance and supervision of matters such as the status of risk management.

The Risk Committee shall, in principle, comprise no less than three members who shall be Non-Executive Directors or outside experts and evaluate the consistency among our basic policy concerning management, basic policy concerning risk strategy and the execution of that strategy, and the adequacy of our risk profile and other status of risk management, and the Risk Committee shall report to the Board of Directors thereon.

•	Human Resources Review Meeting

The Human Resources Review Meeting shall deliberate over plans for the appointment and dismissal of Mizuho Financial Group’s executive officers as defined in the Companies Act and plans for the appointment and removal of or commission to Mizuho Financial Group’s executive officers (as defined in the Companies Act or our internal regulations) with special titles, such plans to be decided upon by the Board of Directors. Additionally, the Human Resources Review Meeting shall deliberate over plans for the appointment and removal of or commission to the Three Core Companies’ executive officers as defined in our internal regulations with special titles, such plans to be approved by the Board of Directors.

The Human Resources Review Meeting shall comprise the members of the Nominating Committee, the members of the Compensation Committee, and the Group CEO from the perspective of ensuring transparency and fairness in the appointment of executive officers.

•	Outside Director Session

The Outside Director Session shall comprise only outside directors and exchange information and share understanding with each other and provide objective and candid opinions to management based on the outside directors’ perspectives as outsiders.

The Outside Director Session shall meet at least twice each year, shall discuss matters such as issues facing management, the operation of the Board of Directors and the governance systems, and shall provide opinions as appropriate to the Group CEO.

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

Based on the rules of the Tokyo Stock Exchange, listed companies are required to have at least one member of the board of directors or one member of the audit & supervisory board to be “independent.” Further, listed companies that have less than two independent outside directors must disclose the reason for it. Currently, all of Mizuho Financial Group’s outside directors meet such independence requirements.

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

6.D. Employees

As of March 31, 2016, 2017 and 2018, we had 56,375, 59,179 and 60,051 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 20,076 temporary employees during the fiscal year ended March 31, 2018.

The following tables show our full-time employees as of March 31, 2018 and the average number of temporary employees for the fiscal year ended March 31, 2018, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	24,526	12,417
Corporate &Institutional Company	2,145	354
Global Corporate Company	8,645	67
Global Markets Company	1,591	115
Asset Management Company	1,669	147
Others	21,475	6,976

Total	60,051	20,076

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	91.5%	99.8%
Americas	2.3	0.0
Europe	1.4	0.1
Asia/Oceania (excluding Japan) and others	4.8	0.1

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held by its directors and executive officers as of June 30, 2018: One column shows the actual number of shares held; The other shows the potential number of additional shares to be held (i.e., the number of shares that is scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and the stock acquisition rights granted by the former stock option system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Tatsufumi Sakai	308,538	120,388
Takanori Nishiyama	130,925	73,857
Makoto Umemiya	34,755	74,124
Yasuyuki Shibata	49,500	69,070
Hisashi Kikuchi	48,200	37,868
Yasuhiro Sato	890,412	677,640
Ryusuke Aya	218,192	123,454
Nobukatsu Funaki	77,115	198,422
Tetsuo Seki	33,400	—
Takashi Kawamura	130,000	—
Tatsuo Kainaka	22,400	—
Hirotake Abe	33,400	—
Hiroko Ota	5,000	—
Izumi Kobayashi	4,500	—

Executive Officers	Actual number of shares held	Potential number of additional shares to be held
Tatsufumi Sakai	See above	See above
Toshitsugu Okabe	688,495	262,923
Daisaku Abe	308,457	458,450
Junichi Kato	611,011	127,745
Katsunobu Motohashi	249,365	199,015
Akira Nakamura	191,062	99,651
Seiji Imai	52,600	134,497
Tsutomu Nomura	305,794	91,940
Takanori Nishiyama	See above	See above
Motonori Wakabayashi	14,040	81,381
Goji Fujishiro	31,692	79,879
Shuji Kojima	65,796	81,544
Makoto Umemiya	See above	See above
Yasuyuki Shibata	See above	See above
Hisashi Kikuchi	See above	See above

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

We maintain an employee stock ownership plan under which participating employees of the companies listed below are able to purchase our shares with funds deducted from their salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that this plan held as of March 31, 2018:

	As of March 31, 2018
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Trust & Banking Mizuho Asset Management Mizuho Research Institute Mizuho Information & Research Institute

Total		111,318,229

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2018:

	As of March 31, 2018
Name	Number of shares owned	Percentage of outstanding shares
The Master Trust Bank of Japan, Ltd. (trustee account)	1,070,043,700	4.22%
Japan Trustee Services Bank, Ltd. (trustee account)	1,054,777,400	4.16
Japan Trustee Services Bank, Ltd. (trustee account 5)	512,108,700	2.02
Japan Trustee Services Bank, Ltd. (trustee account 9)	479,711,500	1.89
State Street Bank West Client – Treaty 505234	453,273,840	1.79
Japan Trustee Services Bank, Ltd. (trustee account 1)	381,129,200	1.50
Japan Trustee Services Bank, Ltd. (trustee account 2)	374,905,000	1.48
JP Morgan Chase Bank 385151	341,932,527	1.35
Japan Trustee Services Bank, Ltd. (trustee account 7)	325,656,600	1.28
Japan Trustee Services Bank, Ltd. (trustee account 4)	308,675,100	1.22

Total	5,302,213,567	20.89%

As of March 31, 2018, there were 220 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 10% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2018, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2018, none of the directors or executive officers, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2018.

During the fiscal year ended March 31, 2018, no loans were made to the directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

Our consolidated financial statements are set forth in this annual report under “Item 18. Financial Statements.”

Legal Proceedings

We are involved in normal collection proceedings initiated by us and other legal proceedings in the ordinary course of our business. In addition, we are involved in the following legal proceeding.

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

Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2018 were ¥7.5 per share of common stock (interim cash dividends of ¥3.75 per share of common stock and year-end cash dividends of ¥3.75 per share of common stock), which was the same amount as the annual cash dividends per share of common stock of the fiscal year ended March 31, 2017.

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

8.B. Significant Changes

Except as described in this annual report, no significant change in our financial position has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A. Listing Details

Market Price Information for Our American Depositary Shares

Our ADSs are listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the New York Stock Exchange for our ADSs:

Fiscal years ended March 31,	Price per ADS		Average daily trading volume
	High	Low
			(shares)
2014	4.55	3.62	556,105
2015	4.17	3.22	352,911
2016	4.51	2.72	608,446
2017	3.87	2.69	426,812
2018	4.00	3.37	285,536
2017:
First quarter	3.30	2.69	814,598
Second quarter	3.71	2.76	293,004
Third quarter	3.87	3.17	334,969
Fourth quarter	3.85	3.56	257,964
2018:
First quarter	3.76	3.47	349,014
Second quarter	3.72	3.37	251,729
Third quarter	3.76	3.46	181,256
Fourth quarter	4.00	3.54	362,590
Most recent six months:
December	3.76	3.57	200,194
January	4.00	3.62	433,467
February	3.87	3.54	383,575
March	3.77	3.59	272,728
April	3.69	3.53	333,099
May	3.70	3.46	253,515

Market Prices Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices and average daily trading volume on the First Section of the Tokyo Stock Exchange for our common stock:

Fiscal years ended March 31,	Price per share(1)		Average daily trading volume
	High	Low
			(shares)
2014	240	180	186,546,095
2015	226.6	178.1	132,018,080
2016	280.4	149.3	200,523,432
2017	225.3	142.0	162,921,802
2018	220.7	185.4	127,920,473
2017:
First quarter	185.7	142.6	160,817,541
Second quarter	186.4	142.0	160,435,263
Third quarter	225.3	163.5	201,903,957
Fourth quarter	217.3	204.0	128,571,211
2018:
First quarter	210.7	186.7	115,420,966
Second quarter	208.9	185.4	108,518,360
Third quarter	210.0	194.7	141,275,285
Fourth quarter	220.7	189.1	147,410,341
Most recent six months:
December	208.6	199.8	129,917,095
January	220.7	205.2	147,543,079
February	211.5	193.8	157,500,153
March	198.3	189.1	138,161,367
April	200.6	188.0	102,114,325
May	203.3	189.1	97,854,567

Note:

(1)	Since July 22, 2014, Tokyo Stock Exchange has introduced sub-yen tick sizes for the shares of TOPIX 100 constituents, which contain decimals. Our shares are included in the TOPIX 100 constituents.

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

As of March 31, 2018, 25,389,644,945 shares of common stock were issued.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2018.

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

As of March 31, 2018, there was no outstanding preferred stock.

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

“Foreign investors” are the following persons who make certain prescribed investments:

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

If a foreign investor acquires our shares and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the foreign investor must file a report of such acquisition with the Minister of Finance and any other competent Minister on or before the 15th day of the month following the month in which the acquisition was made, in principle. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition. If a foreign investor required to file such prior notification acquires our shares without compliance with such notification requirements or the order of modification of or prohibition on the proposed acquisition, the Minister of Finance and any other competent minister may order the foreign investor to dispose of all or part of the shares or take other necessary measures.

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

The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, non-U.S. persons, persons holding a share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, partnerships or other pass-through entities for U.S. federal income tax purposes, traders in securities who have elected the mark-to-market method of accounting for their securities, regulated investment companies, real estate investment trusts, holders whose “functional currency” is not the U.S. dollar, holders liable for alternative minimum tax, persons required to accelerate the recognition of any item of gross income with respect to shares or ADSs as a result of such income being recognized on an applicable financial statement and holders of 10% or more of our shares by vote or value) are subject to special tax treatment. This summary does not address the Medicare tax on net investment income or any foreign, state, local or other tax consequences of investments in our shares or ADSs.

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

Taxation of Dividends

Subject to the discussion under “—U.S. Taxation—Passive Foreign Investment Company Rules” below, the gross amount of any distribution received with respect to our shares or ADSs (including amounts withheld to reflect Japanese withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Such cash or non-cash income, including withheld taxes, will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder in the case of shares, or by the depositary in the case of ADSs. Such dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under “—Japanese Taxation” above, if the Japanese statutory rate applicable to you is higher than the maximum Treaty rate, you will be required to properly demonstrate to the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations, the Japanese tax withheld may be creditable against the U.S. holder’s U.S. federal income tax liability or may be claimed as a deduction from the U.S. holder’s federal adjusted gross income provided that the U.S. holder elects to deduct all foreign taxes paid or accrued in the same taxable year. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” Further, in certain circumstances, if a U.S. holder:

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

Passive Foreign Investment Company Rules

Based on our past and projected composition of income and assets and the valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company (“PFIC”) for our most recent taxable year and do not expect to become one in the current taxable year or the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in the composition of our income or assets or the valuation of our assets. In addition, this determination is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect (the “Proposed Regulations”) and are subject to change in the future. The Proposed Regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income and assets derived in the banking business for purposes of the PFIC rules. Although we believe we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the U.S. Securities and Exchange Commission. These reports, including this annual report on Form 20-F and the exhibits thereto, and other information can be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such materials by mail, at prescribed fees, from the Commission’s Public Reference Room or from commercial document retrieval services. You may obtain information on the operation of the Commission’s Public Reference Room by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the Commission’s website (http://www.sec.gov).

10.I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK

Amid the growing diversity and complexity of banking operations, financial institutions are exposed to various risks, including credit, market, operations, information technology, legal, settlement and other risks. We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures. Mizuho Financial Group maintains basic policies for risk management established by our Board of Directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.

All yen figures and percentages in this item are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Overview of Risk Management

Risk Management Structure

Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. At Mizuho Financial Group, the Risk Management Committee, which is one of the Business Policy Committees of Mizuho Financial Group, chaired by the Group Chief Risk Officer, provides integrated monitoring and management of the overall risk for the Mizuho group. The Group Chief Risk Officer reports the risk management situation to the Board of Directors, the Risk Committee and the Executive Management Committee, etc., on a regular basis and as needed. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintain their own systems for managing various types of risk, receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management as necessary.

Basic Approach

We classify the risks arising from the group’s businesses into different types of risk such as credit risk, market risk, liquidity risk and operational risk according to their risk factors, and manage each type of risk depending on its characteristics. Furthermore, each group entity manages such risks according to the characteristics of its business operations (i.e., management of risks associated with settlement and trust businesses, etc.). In addition to managing each type of risk individually, we have established a comprehensive risk management structure to identify and evaluate overall risk and to keep risk within limits that are managerially acceptable. In line with the basic policies relating to overall risk management laid down by Mizuho Financial Group, companies within the Mizuho group identify risk broadly and take a proactive and sophisticated approach to risk management.

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group’s risk exposure and have implemented measures to control such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed our financial strength. To ensure the ongoing financial soundness of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated to Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Mizuho Americas by risk category, and is further allocated within their respective business units based on established frameworks.

Stress Testing

For the purpose of verifying the appropriateness of the Mizuho group’s risk appetite and the adequacy of its business plans, we carry out stress testing on our entire portfolio by measuring and assessing the impacts on our capital ratio and financial performance of the stress events assumed in the main and risk scenarios set by the group. Stress testing is carried out to confirm that the required capital ratio and financial performance can be secured on the occurrence of any of the assumed stress events. When our capital ratio or financial performance falls below the required level, we will consider and carry out a revision of our risk appetite and business plans. We also calculate the impacts of assumed stress events on risk volumes, including interest rate risk related to our banking book that is not covered by regulatory capital, to confirm whether the risk volumes balance with the group’s capital when a risk event occurs. The calculated risk volumes are used for assessing the group’s internal capital adequacy. Risk scenarios are set considering the current and projected economic conditions, as well as vulnerabilities in the group’s business and financial structure. Moreover, we have established a robust risk management framework under which stress testing is respectively carried out for each risk category, including market risk. Through such stress testing, we deepen our understanding of the distinctive features of our businesses and portfolios, and proactively determine action to be taken if a stress event happens. In this way, we are committed to enhancing our risk management capabilities on a continued basis.

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), as a result of deterioration in obligors’ financial position. Mizuho Financial Group has established the methods and structures necessary for grasping and managing credit risk. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. Specifically, Mizuho Financial Group establishes the group’s fundamental credit risk policy to manage major group companies, and monitors and manages the credit risks of the group as a whole.

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our Board of Directors determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer of Mizuho Financial Group, the Credit Risk Management Department and the Risk Management Department jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

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

The Balance Sheet & Risk Management Committee and the Credit Committee, each of which is a Business Policy Committee of our principal banking subsidiaries, are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The respective Chief Risk Officers of our principal banking subsidiaries are responsible for matters relating to planning and implementing credit risk management. The credit risk management departments of our principal banking subsidiaries are in charge of planning and administering credit risk management and conducting credit risk measuring and monitoring. The departments regularly present reports regarding their risk management situation to Mizuho Financial Group. The credit departments of our principal banking subsidiaries determine policies and approve/disapprove individual transactions in terms of credit review, credit management and collection from customers in accordance with the lines of authority set forth respectively by our principal banking subsidiaries. In addition, our principal banking subsidiaries have established internal audit groups that are independent of the business departments in order to ensure appropriate credit risk management.

Method of Credit Risk Management

We have adopted two different but mutually complementary approaches to credit risk management. The first approach is “individual credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risks and respond appropriately.

Individual Credit Management

Credit Codes

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit code. Seeking to fulfill the bank’s mission and social responsibilities, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

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

To assign obligor ratings, we have a quantitative evaluation system (rating model) in place to enable proper assessment of an obligor’s credit standing. The system gives a quantitative rating to an obligor based on obligor-specific characteristics such as type of business (corporation or individual) and geography (in Japan or outside Japan). We categorize our rating models for companies in Japan into those for large companies and those for small and medium-sized companies. The former consist of 13 models according to industry-specific factors, while the latter consist of three models. For companies outside Japan, we utilize nine models.

These were developed by the Credit Risk Management Department based on a statistical methodology and approved by the Chief Risk Officer.

Pool allocations are applied to small claims that are less than a specified amount by pooling customers and claims with similar risk characteristics and assessing and managing the risk for each such pool. Our principal banking subsidiaries efficiently manage credit risk and credit screening by dispersing a sufficient number of small claims within each pool. Our principal banking subsidiaries generally review the appropriateness and effectiveness of our approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures, which is audited by the Internal Audit Group.

Mizuho Financial Group defines a Restructured Loan as a loan extended to a Customer with Special Attention when the following conditions are met: we are aiming for business reconstruction or financial support; and lending conditions were amended favorably to the customer such as allowing interest rate reduction, postponement of principal repayment/interest payment, debt forgiveness, etc.

An overdue loan is defined as a loan for a Customer with Special Attention of which the loan principal or interest is overdue for three months or more following the contractual payment date.

Self-assessment, Provision for Loan Losses and Off-Balance-Sheet Instruments and Charge-Offs

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. Specifically, the credit risk management department of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative departments specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments. In our assessment of the probability of obligor bankruptcy, we deem an obligor that is rated as being insolvent or lower as being bankrupt.

Credit Review

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business department. In case the screening exceeds the authority of the department, the credit department in charge at headquarters carries out the review. The credit group has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business department. In addition, in the case of obligors with low credit ratings and high downside risks, the business department and credit department jointly clarify their credit policy and in appropriate cases assist the obligors at an early stage in working towards credit soundness.

Credit Portfolio Management

Risk Measurement

We use statistical methodologies that involve a risk measurement system (enterprise value corporate valuation model, holding period of one year) to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“Expected Loss”) and the maximum loss within a certain confidence interval (“credit VAR”). The difference between expected loss and credit VAR is measured as the credit risk amount (“Unexpected Loss”). The risk measurement system covers the following account items reported by each Mizuho Financial Group company: credit transactions including loans and discounts; securities; customer’s liabilities for acceptances and guarantees; deposits and foreign exchange; derivatives including swaps and options; off-balance sheet items including commitments; and other assets involving credit risk.

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

Risk Control Methods

Our principal banking subsidiaries recognize two types of risk arising from allowing unexpected loss to become too large. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties or corporate groups. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain areas, industrial sectors and other groupings. Our principal banking subsidiaries manage these risks in line with our specific guidelines for each. Our principal banking subsidiaries also set the credit limit based on verification of status of capital adequacy. In cases where the limit is exceeded, our principal banking subsidiaries will formulate a handling policy and/or action plan. In addition to the above, our principal banking subsidiaries monitor total credit exposure, credit exposure per rating, credit concentration per individual company, corporate group, geography, country and business sector to make a periodical report to the Balance Sheet & Risk Management Committee and the Credit Committee.

The following diagram shows our risk management structure:

Market Risk Management

We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices and foreign exchange rates. Market risk includes market liquidity risk; i.e., the risk that we will suffer a loss due to market disruptions or other disorders that prevent us from conducting transactions in the market or require us to pay significantly higher prices than normal to conduct transactions. Mizuho Financial Group manages market risk for the Mizuho group as a whole. Specifically, Mizuho Financial Group establishes the fundamental risk management policy for the entire group, manages the market risk of our principal banking subsidiaries and other core group companies and monitors how the group’s market risk is being managed as a whole.

Market Risk Management Structure

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

The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analysing, making proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management.

As for the situation of market risk, the Risk Management Department submits reports to the President and Group CEO on a daily basis and to the Board of Directors on a regular basis. For the purpose of managing the market risk of our principal banking subsidiaries and other core group companies, the Department regularly receives reports from each of them to properly identify and manage their market risk. These subsidiaries and core group companies, which account for most of the Mizuho group’s exposure to market risk, establish their basic policies based on ours, and their Boards of Directors determine important matters relating to market risk management.

Market Risk Management Method

To manage market risk, we set limits that correspond to risk capital allocations according to the risk profile of each of our principal banking subsidiaries and other core group companies and thereby prevent the overall market risk we hold from exceeding our financial strength represented by capital, etc. The amount of risk capital allocated to market risk corresponds to value-at-risk (the “VAR”) and additional costs that may arise in order to close relevant positions.

Setting Limits

When the said limits are set, various factors are taken into account, including business strategies, historical limit usage ratios, risk-bearing capacity (profits, equity capital and risk management framework), profit targets and the market liquidity of the products involved. The limits are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and then determined by the President & Group CEO. For trading and banking activities, we set limits for VAR and for losses. For banking activities, we set position limits based on interest rate sensitivity (10 BPV) as needed. An excess over any of these limits is immediately reported and addressed according to a pre-determined procedure.

Monitoring

To provide a system of mutual checks and balances in market operations, we have established middle offices specializing in risk management that are independent of front offices which engage in market transactions and of back offices which are responsible for book entries and settlements. When VAR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress testing and set stop loss limits as needed. We monitor market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Value-at-Risk

We use the VAR method, supplemented with stress testing, as our principal tool to measure market risk. The VAR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading Activities

VAR related to our trading activities is based on the following:

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of three years.

The following tables show the VAR related to our trading activities by risk category for the fiscal years ended March 31, 2016, 2017 and 2018 and as of March 31, 2016, 2017 and 2018:

	Fiscal year ended March 31, 2016			As of March 31, 2016
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.8	¥3.7	¥0.6	¥1.1
Foreign exchange	0.9	2.3	0.2	0.3
Equities	0.6	2.5	0.1	0.3
Commodities	0.0	0.0	0.0	0.0

Total	¥2.9	¥4.5	¥1.8	¥2.0

	Fiscal year ended March 31, 2017			As of March 31, 2017
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥3.6	¥1.0	¥1.0
Foreign exchange	0.5	1.6	0.1	0.1
Equities	0.4	3.2	0.1	0.9
Commodities	0.0	0.0	0.0	0.0

Total	¥3.3	¥5.8	¥2.3	¥2.6

	Fiscal year ended March 31, 2018			As of March 31, 2018
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.5	¥1.0	¥2.2
Foreign exchange	0.4	1.2	0.1	0.1
Equities	0.6	2.4	0.3	0.5
Commodities	0.0	0.0	0.0	0.0

Total	¥3.0	¥6.2	¥2.2	¥3.0

The following graph shows VAR figures of our trading activities for the fiscal year ended March 31, 2018:

The following table shows VAR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2016	2017	2018	Change
	(in billions of yen)
As of fiscal year end	¥2.0	¥2.6	¥3.0	¥0.4
Maximum	4.5	5.8	6.2	0.3
Minimum	1.8	2.3	2.2	(0.1)
Average	2.9	3.3	3.0	(0.3)

Non-trading Activities

The VAR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month. In addition, as for risk management of banking activities, it is important to properly measure interest rate risk so that we calculate interest risk using appropriate methods such as recognizing demand deposits as “core deposits.”

The following graph shows the VAR related to our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2018:

The following table shows the VAR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2016	2017	2018	Change
	(in billions of yen)
As of fiscal year end	¥321.5	¥292.7	¥268.4	¥(24.3)
Maximum	360.6	397.5	307.2	(90.2)
Minimum	190.0	247.4	210.8	(36.6)
Average	284.9	331.0	267.8	(63.2)

VAR is a commonly used market risk management technique. However, VAR models have the following shortcomings:

•	By its nature as a statistical approach, VAR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	VAR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VAR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

Cross-shareholdings Portfolio Management Activities

We take the market risk management approach with use of VAR and risk indices for cross-shareholdings portfolio management activities to properly manage stock price risk. Specifically, we monitor VAR measurements and the state of risk capital on a daily basis. Moreover, in order to control stock price risk, we are working on the reduction in cross-shareholdings through careful negotiations with counterparties.

Back Testing

In order to evaluate the effectiveness of market risk measurements calculated using the VAR method, we carry out regular back tests to compare VAR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VAR of trading activities for the fiscal year ended March 31, 2018 and the corresponding paired distribution of profits and losses. We had zero case where losses exceeded VAR during the period. In addition, we conduct evaluations of the assumptions related to the VAR models. Based on the number of times losses exceeded VAR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VAR models are subject to the approval of our Group Chief Risk Officer.

Note:	We conduct our back testing and assess the number of cases where losses exceed VAR based on a 250 business day year. The expected average number of instances where one-day trading losses exceeded VAR at the 99% confidence level is 2.5.

Stress Testing

Because the VAR method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses under scenarios in which stresses are applied to interest rate risk and stock price risk based on current and projected economic conditions, historical market events, etc.

Liquidity Risk Management

We define liquidity risk as the risk of losses arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise necessary funds or that forces us to raise funds at significantly higher interest rates than usual. Mizuho Financial Group manages liquidity risk for the Mizuho group as a whole. Specifically, Mizuho Financial Group establishes the fundamental liquidity risk management policy for the entire group, manages the liquidity risk of our principal banking subsidiaries and other core group companies and monitors how the group’s liquidity risk is being managed as a whole.

Liquidity Risk Management Structure

Our Board of Directors determines basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with liquidity risk management, operations, monitoring and proposes responses to emergencies such as sudden market changes. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to liquidity risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring liquidity risk, reporting and analysing, making proposals, and formulating and implementing plans relating to liquidity risk management. In addition, the Group Chief Financial Officer of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, and the Financial Planning Department is responsible for monitoring and adjusting cash flow management situation and for planning and implementing cash flow management to maintain appropriate funding liquidity. Reports on the liquidity risk management are submitted to the Risk Management Committee and the Balance Sheet Management Committee (each of which is a Business Policy Committee), the Executive Management Committee and the President & Group CEO on a regular basis.

Our principal banking subsidiaries and other core group companies also establish their basic policies on liquidity risk management to properly identify and manage liquidity risk.

Liquidity Risk Management Method

We manage liquidity risk with the use of “Liquidity Risk Management Indicators” and “Liquidity Categorization.” The former is determined for the purpose of managing limits on funds raised in the market considering our fund raising capabilities, and the latter is determined based on our funding conditions. We also carry out liquidity stress testing to verify the sufficiency of liquidity reserve assets and the effectiveness of countermeasures against a possible outflow of funds during a stress event. The results of stress testing are used for cash flow management operations.

Liquidity Risk Management Indicators

Limits on funds raised in the market are set based on a number of time horizons taking into account characteristics and strategies of each of our principal banking subsidiaries and other core group companies. Such limits are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and determined by the President & Group CEO. An excess over any of these limits is immediately reported and addressed according to a pre-determined procedure.

Liquidity Categorization

We have established a group-wide framework of liquidity risk stages such as “Normal,” “Anxious” and “Crisis,” which reflects funding conditions. In addition, we set Early Warning Indicators (“EWIs”) and monitor on a daily basis to manage funding conditions. As EWIs, we select stock prices, credit ratings, amount of liquidity reserve assets such as Japanese government bonds, our funding situations and others.

Liquidity Stress Testing

We carry out stress testing regularly based on market-wide factors, idiosyncratic factors of the group and a combination of both types of factors to verify the sufficiency of liquidity reserve assets and the effectiveness of our liquidity contingency funding plans. Furthermore, we utilize stress testing for evaluating the appropriateness of our annual funding plan.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We control operational risk management for the Mizuho group as a whole. Considering that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk, we have separately determined the fundamental risk management policies for these different types of risk. We manage the operational risk associated with our principal banking subsidiaries and other core group companies while monitoring the state of group-wide operational risk.

Operational Risk Management Structure

Our Board of Directors determines basic matters pertaining to operational risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with operational risk management, operational risk operations and operational risk monitoring. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to operational risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analysing, making proposals, setting limits and guidelines, and formulating and implementing plans relating to operational risk management.

Our principal banking subsidiaries and core group companies establish their basic policies on operational risk management, and their Boards of Directors determine important matters relating to operational risk management.

Operational Risk Management Method

To manage operational risk, we set common rules for data gathering to develop various databases shared by the group and measure operational risk as operational VAR on a regular basis, taking into account possible future loss events and changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks that arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

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

•  Strengthen security to prevent information leaks.

•  Strengthen capabilities for rapidly and effectively dealing with cyberattacks.

•  Improve effectiveness of emergency responses by improving backup systems and holding drills.

	Definition	Principal Risk Management Methods
Operations Risk	Risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

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

•  Analyze degree of influence of regulatory changes and establish countermeasures.

•  Continuously monitor our regulatory change risk management mentioned above.

	Definition	Principal Risk Management Methods
Reputational Risk	Risk that the group may incur losses due to damage to our credibility or the value of the “Mizuho” brand when market participants or others learn about, or the media reports on, various adverse events, including actual materialization of risks or false rumors.

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

Measurement of operational risk equivalent

Implementation of the AMA/Advanced Measurement Approach (“AMA”)

We have adopted the AMA for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel Regulation. However, we use the Basic Indicator Approach for entities that are deemed to be less important in the measurement of operational risk equivalent. Entities within our group that use the AMA include the following: Mizuho Financial Group; Mizuho Bank., Ltd., Mizuho Trust & Banking Co., Ltd.; Mizuho Securities; Mizuho Information & Research Institute Corporation Inc.; Trust & Custody Services Bank Ltd.; Mizuho Operation Service, Ltd.; Mizuho Credit Guarantee Co., Ltd.; Mizuho Business Service Co., Ltd.; Mizuho Trust Operations Co., Ltd.; Mizuho Trust Systems Co., Ltd.; Mizuho Trust Business Operations Co., Ltd.; Mizuho Trust Retail Support Co., Ltd.; Mizuho Bank Europe N.V.; and Mizuho International plc.

The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios based on Basel Regulation, but also as operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.

Outline of the AMA

•	Outline of measurement system

We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis and business environment; and internal control factors (BEICFs). We calculate the operational risk amount by estimating the maximum loss, using a 99.9th percentile one-tailed confidence interval and a one-year holding period, etc., as operational risk equivalent, employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.

In the measurement of operational risk equivalent as of March 31, 2018, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those risk amounts related to the seven loss event types defined in the FSA’s Capital Adequacy Notice, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2018, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

•	Operational risk by loss event type

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

In order to ensure completeness and sufficiency, we set units that are commonly applied across group entities that adopt AMA (the “Group Entities”) by referencing and categorizing risk scenarios recognized through control self-assessment, internal loss data of the Group Entities and external loss data, etc. Then each of the Group Entities selects the unit on which scenario analysis is conducted from the units established on a group-wide basis in accordance with its business activities and operational risk profile.

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

Compliance

As a leading Japanese financial services group with a global presence and a broad customer base, we remain conscious of the importance of our social responsibilities and public mission at all times. We define compliance as “the strict observance of all laws and regulations and the pursuit of fair and honest corporate activities that conform to the norms accepted by society” and view ongoing compliance as one of the basic principles of sound business management. Each of our group companies maintains its own compliance structure in line with the basic policies established by Mizuho Financial Group.

Compliance Structure

The chief executive officer of Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities each generally oversees compliance matters of their respective companies, and the chief executive officer, etc., also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have individual compliance divisions under their respective chief compliance officers. These divisions are responsible for compliance planning and implementation and control overall compliance management at their respective companies. At the level of each organizational unit (such as branches and divisions) at the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance.

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

Both banks have established internal audit departments to conduct internal audits at their respective domestic and overseas business offices, head office departments and group companies. Specifically, the internal audit departments assess the suitability and effectiveness of business activities associated with compliance and risk management.

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

12.D. American Depositary Shares

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The table below sets out such fees payable to the depositary:

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	– Delivery of ADRs and the surrender of ADRs

$.05 (or less) per ADS(1)	– Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	– Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.05 (or less) per ADS(2)	– General depositary services

Registration or transfer fees	– Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	– Cable, telex and facsimile transmissions expenses (as are expressly provided in the deposit agreement) – Converting foreign currency to U.S. dollars

Taxes and other governmental charges	– As necessary

Any other charge incurred by the depositary or its agents in connection with the servicing of the deposited securities	– As necessary

Notes:

(1)	Based on the amendments to the Deposit Agreement that became effective April 2, 2018, fees for cash distribution to ADS registered holders were changed from $.02 (or less) per ADS to $.05 (or less) per ADS.

(2)	Based on the amendments to the Deposit Agreement that became effective April 2, 2018, fees for general depositary services were newly added.

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2018, the depositary reimbursed us $75,000 for such expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2018 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2018 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of

Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2018.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2018, which appears on page F-3.

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

Since June 11, 2018, Mizuho Bank and Mizuho Trust & Banking have been engaging in the multi-stage process of migration to and the implementation of our next-generation IT systems, including accounting system.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Tetsuo Seki, Hirotake Abe and Nobukatsu Funaki each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, all three are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

ITEM 16B.	CODE OF ETHICS

Mizuho Financial Group has adopted a code of ethics, which is applicable to all directors and executive officers, as well as all managers and other employees of Mizuho Financial Group who engage in financial reporting, accounting or disclosure. The code of ethics is included in this annual report as Exhibit 11.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2017 and 2018 are presented in the following table:

	Fiscal years ended March 31,
	2017	2018
	(in millions of yen)
Audit fees(1)	¥4,800	¥4,951
Audit-related fees(2)	406	306
Tax fees(3)	117	213
All other fees(4)	42	13

Total	¥5,365	¥5,483

Notes:

(1)	Audit fees include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls, due diligence services related to our securitization business and services related to the implementation of Section 404 of the Sarbanes-Oxley Act.

(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee members for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee members is required prior to each engagement. With respect to such services, two full-time audit committee members must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2018:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2017	2,478	¥195.5	—	—
May 1 to May 31, 2017	3,681	204.8	—	—
June 1 to June 30, 2017	3,265	198.3	—	—
July 1 to July 31, 2017	4,639	202.4	—	—
August 1 to August 31, 2017	2,468	192.0	—	—
September 1 to September 30, 2017	2,122	189.8	—	—
October 1 to October 31, 2017	2,573	198.8	—	—
November 1 to November 30, 2017	3,189	203.0	—	—
December 1 to December 31, 2017	10,012	204.7	—	—
January 1 to January 31, 2018	7,645	212.6	—	—
February 1 to February 28, 2018	4,207	203.9	—	—
March 1 to March 31, 2018	2,783	196.0	—	—

Total	49,062	¥202.5	—	—

Note:

(1)	A total of 49,062 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2018, due to our purchase of shares constituting less than one (1) unit from holders of shares constituting less than one (1) unit at the current market price of those shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

A NYSE-listed foreign private issuer is required to provide to its U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from those followed by NYSE-listed U.S. companies. The following is a summary of the significant ways in which Mizuho Financial Group’s corporate governance practices differ from NYSE listing standards followed by U.S. companies:

•	A NYSE-listed U.S. company is required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. The Companies Act does not require Mizuho Financial Group to have a majority of “independent” directors on the board; rather, it requires the company to have a majority of “outside” directors on each of the Nominating Committee, the Compensation Committee and the Audit Committee, each established as a committee, pursuant to the requirements that apply to a Company with Three Committees. An outside director is defined under the Companies Act as a director who meets all of the following requirements: (a) a person who is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, an executive officer, a manager, or any other type of employee (“Executive Director, etc.”) of the company or its subsidiaries; (b) if a person has been a non-executive director, an audit & supervisory board member, or an accounting adviser of the company or its subsidiaries within the ten years prior to his or her assumption of office as outside director, a person who was not an Executive Director, etc., of the company or its subsidiaries in the ten years prior to his or her assumption of office as such; (c) a person who is not (i) a person who controls the company (including the company’s parent company) (“Parent Company, etc.”) and who is a natural person or (ii) a director, an executive officer, a manager or any other type of employee of a Parent Company, etc.; (d) a person who is not an Executive Director, etc., of another subsidiary of a Parent Company, etc.; and (e) a person who is not a spouse or a family member within the second degree of kinship of (i) a director, an executive officer, a manager, or any other type of important employee of the company or (ii) a Parent Company, etc., who is a natural person. In addition to the requirements under the Companies Act, Mizuho Financial Group’s independence standards for outside directors set forth additional independence requirements on a voluntary basis. Such additional requirements include, but are not limited to, restrictions against persons that are related to a principal business counterparty of Mizuho Financial Group and its Three Core Companies, entities to which Mizuho Financial Group and its Three Core Companies are a principal business counterparty, entities that receive more than a specified amount of donations from Mizuho Financial Group or its Three Core Companies, entities to which directors have been transferred from us, our accounting auditor, law firms and consulting firms that receive more than a specified amount of fees from Mizuho Financial Group or its Three Core Companies, as well as persons who otherwise are likely to give rise to consistent substantive conflicts of interest in relation to general shareholders. Mizuho Financial Group may, however, appoint a person as an outside director who does not satisfy the additional independence requirements but who it believes to be suitable for the position with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to the reason it believes such person qualifies as an outside director with sufficient independence.

Currently, Mizuho Financial Group has six outside directors among the fourteen directors.

•	A NYSE-listed U.S. company is required to have an audit committee composed entirely of independent directors. Currently, among the five members of the Audit Committee, three members including the Chairman are outside directors and two members are internal non-executive directors in compliance with the requirements under the Companies Act, and all such committee members are independent under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with three members qualified as audit committee financial experts.

•	A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, both of which must be composed entirely of independent directors. Currently, the Nominating Committee and the Compensation Committee consist solely of outside directors in compliance with the requirements under the Companies Act.

•	A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-executive directors. Currently, the Outside Director Session consists solely of outside directors and is held at least twice a year, where the outside directors discuss matters such as issues facing management, the operation of the Board of Directors and the governance systems, and provide opinions as appropriate to the Group CEO.

•	A NYSE-listed U.S. company must adopt corporate governance guidelines and a code of business conduct and ethics and must post those on its website. While Mizuho Financial Group is not required to adopt such guidelines and code under applicable Japanese laws or the rules of the stock exchange in Japan on which it is listed, the company established in June 2014 and has been updating its corporate governance guidelines that sets forth the basic policy, framework and governing policies regarding the corporate governance system in Mizuho Financial Group and also maintains the “Mizuho Code of Conduct” as its standard for corporate conduct to be observed by the directors, officers and employees.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 23, 2017 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2018 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated April 1, 2018 (English Translation)

2.1	Form of American Depositary Receipt

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc. (English Translation)**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 7, 2017.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 21, 2016.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2016, 2017 and 2018. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2016			2017			2018
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	29,485	30	0.10%	37,389	27	0.07%	39,812	27	0.07%
Foreign	6,639	38	0.57%	7,671	48	0.63%	8,363	94	1.13%

Total	36,124	68	0.19%	45,060	75	0.17%	48,175	121	0.25%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	4,309	10	0.22%	5,079	18	0.35%	5,283	23	0.43%
Foreign	10,465	50	0.48%	9,213	79	0.85%	9,251	132	1.43%

Total	14,774	60	0.41%	14,292	97	0.68%	14,534	155	1.07%

Trading account assets:
Domestic	5,262	16	0.31%	4,408	27	0.62%	4,654	50	1.07%
Foreign	11,602	135	1.16%	10,335	136	1.31%	10,821	152	1.41%

Total	16,864	151	0.90%	14,743	163	1.11%	15,475	202	1.31%

Investments:
Domestic	25,625	88	0.34%	20,357	78	0.38%	21,267	97	0.46%
Foreign	3,058	102	3.34%	3,915	87	2.24%	3,544	77	2.18%

Total	28,683	190	0.66%	24,272	165	0.68%	24,811	174	0.70%

Loans (1):
Domestic	52,866	565	1.07%	53,930	510	0.95%	58,049	511	0.88%
Foreign	24,279	466	1.92%	25,412	499	1.96%	24,822	599	2.41%

Total	77,145	1,031	1.34%	79,342	1,009	1.27%	82,871	1,110	1.34%

Total interest-earning assets:
Domestic	117,547	709	0.60%	121,163	660	0.54%	129,065	708	0.55%
Foreign	56,043	791	1.41%	56,546	849	1.50%	56,801	1,054	1.86%

Total	173,590	1,500	0.86%	177,709	1,509	0.85%	185,866	1,762	0.95%

Noninterest-earning assets:
Cash and due from banks	2,285			3,312			3,076
Other noninterest-earning assets (2)	21,443			23,320			19,896
Allowance for loan losses	(478)			(456)			(380)

Total noninterest-earning assets	23,250			26,176			22,592

Total average assets	196,840			203,885			208,458

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 33.2%, 32.7% and 31.2%, respectively, for the fiscal years ended March 31, 2016, 2017 and 2018.

	2016			2017			2018
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	81,090	60	0.07%	83,293	51	0.06%	90,078	60	0.07%
Foreign	20,958	154	0.73%	23,173	214	0.92%	24,567	323	1.32%

Total	102,048	214	0.21%	106,466	265	0.25%	114,645	383	0.33%

Short-term borrowings (1):
Domestic	15,139	22	0.15%	14,177	27	0.19%	13,678	43	0.31%
Foreign	18,982	58	0.31%	17,112	109	0.63%	16,385	222	1.35%

Total	34,121	80	0.24%	31,289	136	0.43%	30,063	265	0.88%

Trading account liabilities:
Domestic	2,092	13	0.61%	1,697	14	0.82%	1,454	27	1.87%
Foreign	1,195	8	0.69%	1,049	7	0.71%	1,235	14	1.16%

Total	3,287	21	0.64%	2,746	21	0.78%	2,689	41	1.54%

Long-term debt:
Domestic	14,236	176	1.23%	14,523	178	1.22%	13,032	197	1.51%
Foreign	1,441	4	0.26%	655	2	0.32%	732	4	0.49%

Total	15,677	180	1.15%	15,178	180	1.18%	13,764	201	1.46%

Total interest-bearing liabilities:
Domestic	112,557	271	0.24%	113,690	270	0.24%	118,242	327	0.28%
Foreign	42,576	224	0.53%	41,989	332	0.79%	42,919	563	1.31%

Total	155,133	495	0.32%	155,679	602	0.39%	161,161	890	0.55%

Noninterest-bearing liabilities (2)	35,176			40,992			39,758

Equity	6,531			7,214			7,539

Total average liabilities and equity	196,840			203,885			208,458

Net interest income and average interest rate spread		1,005	0.54%		907	0.46%		872	0.40%

Net interest income as a percentage of average total interest-earning assets			0.58%			0.51%			0.47%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 28.2%, 28.4% and 26.9%, respectively, for the fiscal years ended March 31, 2016, 2017 and 2018.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016 and the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2017 versus fiscal year ended March 31, 2016			Fiscal year ended March 31, 2018 versus fiscal year ended March 31, 2017
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	6	(9)	(3)	1	(1)	—
Foreign	6	4	10	5	41	46

Total	12	(5)	7	6	40	46

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	2	6	8	1	4	5
Foreign	(6)	35	29	—	53	53

Total	(4)	41	37	1	57	58

Trading account assets:
Domestic	(3)	14	11	2	21	23
Foreign	(14)	15	1	6	10	16

Total	(17)	29	12	8	31	39

Investments:
Domestic	(18)	8	(10)	4	15	19
Foreign	19	(34)	(15)	(8)	(2)	(10)

Total	1	(26)	(25)	(4)	13	9

Loans:
Domestic	10	(65)	(55)	36	(35)	1
Foreign	22	11	33	(11)	111	100

Total	32	(54)	(22)	25	76	101

Total interest and dividend income:
Domestic	(3)	(46)	(49)	44	4	48
Foreign	27	31	58	(8)	213	205

Total	24	(15)	9	36	217	253

	Fiscal year ended March 31, 2017 versus fiscal year ended March 31, 2016			Fiscal year ended March 31, 2018 versus fiscal year ended March 31, 2017
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	1	(10)	(9)	4	5	9
Foreign	18	42	60	14	95	109

Total	19	32	51	18	100	118

Short-term borrowings:
Domestic	(1)	6	5	(1)	17	16
Foreign	(6)	57	51	(5)	118	113

Total	(7)	63	56	(6)	135	129

Trading account liabilities:
Domestic	(2)	3	1	(2)	15	13
Foreign	(1)	—	(1)	1	6	7

Total	(3)	3	—	(1)	21	20

Long-term debt:
Domestic	4	(2)	2	(18)	37	19
Foreign	(2)	—	(2)	—	2	2

Total	2	(2)	—	(18)	39	21

Total interest expense:
Domestic	2	(3)	(1)	(17)	74	57
Foreign	9	99	108	10	221	231

Total	11	96	107	(7)	295	288

Net interest income:
Domestic	(5)	(43)	(48)	61	(70)	(9)
Foreign	18	(68)	(50)	(18)	(8)	(26)

Total	13	(111)	(98)	43	(78)	(35)

II. Investment portfolio

The following table shows the amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2016, 2017 and 2018:

	2016			2017			2018
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	15,672	15,763	91	10,257	10,263	6	13,334	13,332	(2)
Agency mortgage-backed securities (1)	751	780	29	694	709	15	730	743	13
Corporate bonds and other debt securities	2,696	2,721	25	2,597	2,654	57	2,743	2,789	46
Equity securities (marketable)	1,610	3,726	2,116	1,452	3,722	2,270	1,478	3,915	2,437

Total domestic	20,729	22,990	2,261	15,000	17,348	2,348	18,285	20,779	2,494

Foreign:
U.S. Treasury bonds and federal agency securities	436	438	2	1,148	1,144	(4)	689	686	(3)
Other foreign government bonds	940	942	2	934	935	1	1,058	1,058	—
Agency mortgage-backed securities (2)	169	169	—	139	134	(5)	153	146	(7)
Corporate bonds and other debt securities	852	859	7	915	917	2	880	879	(1)
Equity securities (marketable)	54	55	1	78	79	1	117	118	1

Total foreign	2,451	2,463	12	3,214	3,209	(5)	2,897	2,887	(10)

Total	23,180	25,453	2,273	18,214	20,557	2,343	21,182	23,666	2,484

Held-to-maturity securities:
Domestic:
Japanese government bonds	3,760	3,817	57	3,060	3,097	37	1,960	1,984	24

Total domestic	3,760	3,817	57	3,060	3,097	37	1,960	1,984	24

Foreign:
Agency mortgage-backed securities (3)	1,059	1,056	(3)	757	750	(7)	558	538	(20)

Total foreign	1,059	1,056	(3)	757	750	(7)	558	538	(20)

Total	4,819	4,873	54	3,817	3,847	30	2,518	2,522	4

Notes:

(1)	All domestic agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(3)	All foreign agency mortgage-backed securities presented in this line are Ginnie Mae securities.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2018. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	6,286	(0.22)%	5,026	(0.11)%	1,921	(0.02)%	99	0.52%	13,332	(0.15)%
Agency mortgage-backed securities	—	—	—	—	—	—	743	0.93%	743	0.93%
Corporate bonds and other debt securities	345	0.21%	1,359	2.82%	722	0.39%	363	0.52%	2,789	1.56%

Total domestic	6,631	(0.20)%	6,385	0.50%	2,643	0.10%	1,205	0.77%	16,864	0.18%

Foreign:
U.S. Treasury bonds and federal agency securities	611	1.61%	—	—	75	2.16%	—	—	686	1.67%
Other foreign government bonds	842	1.83%	208	2.14%	8	0.35%	—	—	1,058	1.88%
Agency mortgage-backed securities	—	—	—	—	—	—	146	2.89%	146	2.89%
Corporate bonds and other debt securities	503	1.29%	312	1.33%	61	1.22%	3	0.15%	879	1.29%

Total foreign	1,956	1.62%	520	1.66%	144	1.67%	149	2.84%	2,769	1.70%

Total	8,587	0.21%	6,905	0.59%	2,787	0.18%	1,354	1.01%	19,633	0.39%

Held-to-maturity securities:
Domestic:
Japanese government bonds	840	0.22%	740	0.21%	380	0.69%	—	—	1,960	0.31%

Total domestic	840	0.22%	740	0.21%	380	0.69%	—	—	1,960	0.31%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	558	3.72%	558	3.72%

Total foreign	—	—	—	—	—	—	558	3.72%	558	3.72%

Total	840	0.22%	740	0.21%	380	0.69%	558	3.72%	2,518	1.06%

Other than Japanese government bonds, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2018.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 4 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2014, 2015, 2016, 2017 and 2018:

	2014	2015	2016	2017	2018
	(in billions of yen)
Domestic (2):
Manufacturing	8,026	8,224	8,345	8,740	8,156
Construction and real estate	7,238	7,416	7,822	7,772	8,102
Services	3,953	4,267	4,648	4,749	5,024
Wholesale and retail	5,350	5,586	5,407	5,140	5,113
Transportation and communications	3,247	3,157	3,268	3,491	3,565
Banks and other financial institutions	3,460	3,853	3,632	4,006	4,471
Government and public institutions	6,734	4,612	3,395	8,532	8,882
Other industries (1)	4,983	5,079	4,618	4,427	5,018
Individuals:
Mortgage loans	11,184	11,018	10,585	9,960	9,445
Other	763	798	852	840	884

Total domestic	54,938	54,010	52,572	57,657	58,660

Foreign:
Commercial and industrial	12,938	16,688	17,320	16,872	17,095
Banks and other financial institutions	4,610	6,077	6,382	6,760	6,740
Government and public institutions	883	1,011	1,175	960	1,128
Other	255	426	274	191	38

Total foreign	18,686	24,202	25,151	24,783	25,001

Total	73,624	78,212	77,723	82,440	83,661
Less: Unearned income and deferred loan fees—net	139	164	168	156	146

Total loans before allowance for loan losses	73,485	78,048	77,555	82,284	83,515

Notes:

(1)	Other industries of Domestic includes trade receivables and lease receivables of consolidated variable interest entities.
(2)	Certain loans were reclassified primarily from Other of Individuals to Construction and real estate to align with current period presentation.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2018:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	3,837	3,177	1,142	8,156
Construction and real estate	1,604	3,239	3,259	8,102
Services	2,116	2,173	735	5,024
Wholesale and retail	2,964	1,664	485	5,113
Transportation and communications	1,018	1,623	924	3,565
Banks and other financial institutions	1,844	1,884	743	4,471
Government and public institutions	8,155	422	305	8,882
Other industries	3,143	1,159	716	5,018
Individuals	1,328	2,134	6,867	10,329

Total domestic	26,009	17,475	15,176	58,660
Foreign:
Total foreign	12,460	10,315	2,226	25,001

Total	38,469	27,790	17,402	83,661

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2018 were as follows:

(in billions of yen)
Floating rates	34,299
Fixed rates	10,893

Total	45,192

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310, “Receivables”(“ASC 310”). All of the Group’s impaired loans are designated as nonaccrual loans. There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2014, 2015, 2016, 2017 and 2018 by domicile and industry of borrower:

	2014	2015	2016	2017	2018
	(in billions of yen)
Domestic:
Manufacturing	229	480	374	379	142
Construction and real estate	138	101	77	57	41
Services	79	71	66	66	58
Wholesale and retail	156	150	147	147	131
Transportation and communications	48	36	29	23	28
Banks and other financial institutions	11	5	3	6	12
Other industries	1	1	4	7	4
Individuals	195	143	123	105	90

Total domestic	857	987	823	790	506
Foreign:
Total foreign	288	188	167	191	109

Total impaired loans	1,145	1,175	990	981	615

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2018 would have been ¥8 billion and ¥2 billion, respectively. The MHFG group recognized interest income on these domestic and foreign loans of ¥7 billion and ¥1 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2018.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2016, 2017 and 2018:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2016
United States	3,928	261	4,352	8,541	4.41%	8,531
Germany	1,392	224	266	1,882	0.97%	338
France	1,276	304	214	1,794	0.93%	540
United Kingdom	15	264	1,258	1,537	0.79%	954
Korea	212	340	932	1,484	0.77%	92

2017
United States	2,827	254	4,950	8,031	4.01%	8,279
Germany	1,243	190	305	1,738	0.87%	833
United Kingdom	82	309	1,332	1,723	0.86%	1,223

2018
United States	3,090	340	4,231	7,661	3.75%	7,137
United Kingdom	9	374	1,821	2,204	1.08%	1,006
Germany	1,518	275	355	2,148	1.05%	728

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2014, 2015, 2016, 2017 and 2018:

	2014	2015	2016	2017	2018
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	773	626	520	451	480
Provision (credit) for loan losses	(126)	(60)	35	38	(126)

Charge-offs:
Domestic:
Manufacturing	20	8	37	2	6
Construction and real estate	1	3	2	1	—
Services	3	2	4	3	5
Wholesale and retail	13	15	14	6	12
Transportation and communications	7	1	5	1	1
Individuals	13	10	8	7	5

Total domestic	57	39	70	20	29
Total foreign	8	40	42	11	27

Total charge-offs	65	79	112	31	56

Recoveries:
Domestic:
Manufacturing	6	2	2	1	1
Construction and real estate	5	4	1	2	1
Services	3	2	2	1	2
Wholesale and retail	3	3	8	5	1
Transportation and communications	3	1	1	4	—
Banks and other financial institutions	—	—	—	—	1
Other industries	1	1	—	—	—
Individuals	3	3	2	3	2

Total domestic	24	16	16	16	8
Total foreign	2	7	5	10	7

Total recoveries	26	23	21	26	15

Net charge-offs	39	56	91	5	41

Others (Note)	18	10	(13)	(4)	(3)
Balance at end of fiscal year	626	520	451	480	310

Ratio of net charge-offs to average loans outstanding	0.05%	0.07%	0.12%	0.01%	0.05%

Note:	Others includes primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2014, 2015, 2016, 2017 and 2018:

	2014		2015		2016		2017		2018
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	177	10.90%	187	10.52%	154	10.74%	201	10.60%	85	9.75%
Construction and real estate	51	9.79%	33	9.40%	25	9.95%	20	9.28%	17	9.68%
Services	30	5.37%	26	5.46%	26	5.99%	28	5.77%	20	6.01%
Wholesale and retail	65	7.27%	66	7.14%	58	6.96%	63	6.24%	52	6.11%
Transportation and communications	22	4.41%	14	4.04%	9	4.20%	10	4.23%	10	4.26%
Banks and other financial institutions	21	4.70%	18	4.93%	14	4.67%	13	4.86%	20	5.34%
Other industries (Note)	5	15.92%	5	12.39%	5	10.31%	6	15.72%	7	16.62%
Individuals	95	16.26%	59	15.18%	42	14.82%	34	13.24%	25	12.35%
Mortgage loans	74	15.19%	51	14.09%	35	13.63%	27	12.10%	19	11.29%
Other	21	1.07%	8	1.09%	7	1.19%	7	1.14%	6	1.06%

Total domestic	466	74.62%	408	69.06%	333	67.64%	375	69.94%	236	70.12%
Total foreign	160	25.38%	112	30.94%	118	32.36%	105	30.06%	74	29.88%

Total allowance for loan losses	626	100.00%	520	100.00%	451	100.00%	480	100.00%	310	100.00%

Note:	Other industries includes government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016		2017		2018
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	13,268	—%	17,310	—%	19,643	—%
Interest-bearing demand deposits	38,928	0.02%	48,986	0.01%	56,478	0.01%
Time deposits	30,658	0.14%	27,929	0.16%	27,035	0.19%
Certificates of deposit	11,504	0.08%	6,378	0.01%	6,565	0.01%

Foreign offices:
Noninterest-bearing demand deposits	1,429	—%	2,321	—%	2,244	—%
Interest-bearing deposits, principally time deposits	16,276	0.77%	18,313	0.93%	19,161	1.33%
Certificates of deposit	4,682	0.60%	4,860	0.91%	5,406	1.25%

Total	116,745	0.18%	126,097	0.21%	136,532	0.28%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2016, 2017 and 2018 were ¥719 billion, ¥645 billion and ¥779 billion, respectively.

At March 31, 2018, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$94 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2018) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	9,046	5,025	14,071
Due after three months through six months	3,576	238	3,814
Due after six months through twelve months	3,412	395	3,807
Due after twelve months	1,161	120	1,281

Total	17,195	5,778	22,973
Foreign offices	13,427	5,604	19,031

Total	30,622	11,382	42,004

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	1,239	3,941	4,016
Maximum balance outstanding at any month-end during the fiscal year	4,467	4,123	4,094
Balance at end of fiscal year	4,467	4,123	3,993
Weighted average interest rate during the fiscal year	0.09%	0.02%	0.02%
Weighted average interest rate on balance at end of fiscal year	0.02%	0.02%	0.02%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	31,009	25,629	24,692
Maximum balance outstanding at any month-end during the fiscal year	35,541	25,968	25,470
Balance at end of fiscal year	22,199	21,144	20,595
Weighted average interest rate during the fiscal year	0.24%	0.48%	1.01%
Weighted average interest rate on balance at end of fiscal year	0.35%	0.58%	1.07%

Other short-term borrowings:
Average balance outstanding during the fiscal year	1,873	1,719	1,355
Maximum balance outstanding at any month-end during the fiscal year	2,391	2,135	1,736
Balance at end of fiscal year	2,080	1,477	1,688
Weighted average interest rate during the fiscal year	0.31%	0.66%	1.13%
Weighted average interest rate on balance at end of fiscal year	0.43%	0.91%	1.35%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

of Mizuho Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 3, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young ShinNihon LLC

We have served as the Company’s auditor for SEC reporting purposes since 2006, and as its Japanese statutory auditor since 2000, which included the years we served as joint auditors.

Tokyo, Japan

July 3, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

of Mizuho Financial Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes and our report dated July 3, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 3, 2018

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2017 AND 2018

	2017	2018
	(in millions of yen)
Assets:
Cash and due from banks	1,592,191	1,685,835
Interest-bearing deposits in other banks	45,994,780	46,485,086
Call loans and funds sold	1,037,986	720,461
Receivables under resale agreements	8,967,712	8,080,927
Receivables under securities borrowing transactions	3,350,052	4,408,508
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,861,942 million in 2017 and ¥4,897,190 million in 2018)	24,998,493	24,302,543
Investments (Note 4):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥442,775 million in 2017 and ¥932,302 million in 2018)	20,557,118	23,665,628
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,050,714 million in 2017 and ¥677,046 million in 2018)	3,817,360	2,517,551
Other investments	595,069	585,896
Loans (Notes 5 and 6)	82,283,906	83,514,644
Allowance for loan losses	(479,673)	(309,902)

Loans, net of allowance	81,804,233	83,204,742
Premises and equipment—net (Note 7)	2,041,273	2,116,184
Due from customers on acceptances	184,171	212,596
Accrued income	270,694	301,332
Goodwill (Note 8)	95,176	95,184
Intangible assets (Note 8)	94,147	84,447
Deferred tax assets	63,520	57,088
Other assets (Note 13)	4,992,329	5,731,634

Total assets	200,456,304	204,255,642

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2017	2018
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	96,077	31,435
Interest-bearing deposits in other banks	81,807	95,048
Trading account assets	2,099,890	2,558,186
Investments	46,180	48,565
Loans, net of allowance	2,149,321	2,323,081
All other assets	772,290	811,453

Total assets	5,245,565	5,867,768

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2017 AND 2018

	2017	2018
	(in millions of yen)
Liabilities and equity:
Deposits :
Domestic:
Noninterest-bearing deposits	19,063,774	21,068,569
Interest-bearing deposits	87,358,504	91,206,963
Foreign:
Noninterest-bearing deposits	1,996,450	2,257,350
Interest-bearing deposits	22,766,225	22,351,124
Due to trust accounts	4,123,088	3,992,544
Call money and funds purchased	1,255,172	2,105,294
Payables under repurchase agreements (Note 30)	17,969,941	16,656,930
Payables under securities lending transactions (Note 30)	1,919,249	1,832,870
Other short-term borrowings (Note 12)	1,476,612	1,688,018
Trading account liabilities	13,591,740	13,115,270
Bank acceptances outstanding	184,171	212,596
Income taxes payable	73,598	64,501
Deferred tax liabilities	140,475	306,203
Accrued expenses	209,309	232,885
Long-term debt (including liabilities accounted for at fair value of ¥1,496,488 million in 2017, and ¥1,955,636million in 2018) (Notes 12 and 28)	14,529,414	12,955,230
Other liabilities (Note 13)	5,026,525	4,705,595

Total liabilities	191,684,247	194,751,942

Commitments and contingencies (Note 24)

Equity:
MHFG shareholders’ equity:
Common stock (Note 15)—no par value, authorized 48,000,000,000 shares in 2017 and 2018, and issued 25,386,307,945 shares in 2017, and 25,389,644,945 shares in 2018	5,826,149	5,826,383
Retained earnings	918,894	1,306,141
Accumulated other comprehensive income, net of tax (Note 17)	1,521,163	1,741,894
Less: Treasury stock, at cost—Common stock 19,992,754 shares in 2017, and 24,829,446 shares in 2018	(4,849)	(5,997)

Total MHFG shareholders’ equity	8,261,357	8,868,421
Noncontrolling interests	510,700	635,279

Total equity	8,772,057	9,503,700

Total liabilities and equity	200,456,304	204,255,642

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2017	2018
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	60,575	31,392
Trading account liabilities	7,723	22
Long-term debt	431,190	419,649
All other liabilities	1,147,895	1,305,640

Total liabilities	1,647,383	1,756,703

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

	2016	2017	2018
	(in millions of yen)
Interest and dividend income:
Loans, including fees	1,030,802	1,009,094	1,109,776
Investments:
Interest	110,411	88,311	88,319
Dividends	79,600	77,343	86,066
Trading account assets	151,278	163,114	202,125
Call loans and funds sold	6,983	5,068	5,699
Receivables under resale agreements and securities borrowing transactions	53,007	91,453	149,197
Deposits	68,090	74,647	120,704

Total interest and dividend income	1,500,171	1,509,030	1,761,886

Interest expense:
Deposits	213,601	264,748	382,706
Trading account liabilities	21,031	21,399	41,514
Call money and funds purchased	7,830	3,173	5,031
Payables under repurchase agreements and securities lending transactions	66,579	120,578	243,569
Other short-term borrowings	6,791	12,175	16,166
Long-term debt	179,575	179,639	200,950

Total interest expense	495,407	601,712	889,936

Net interest income	1,004,764	907,318	871,950
Provision (credit) for loan losses (Note 6)	34,560	37,668	(126,362)

Net interest income after provision (credit) for loan losses	970,204	869,650	998,312

Noninterest income:
Fee and commission income (Note 26)	804,756	825,963	865,711
Foreign exchange gains (losses)—net (Note 27)	113,553	69,453	91,793
Trading account gains (losses)—net (Note 27)	559,139	(42,481)	236,982
Investment gains (losses)—net	263,793	333,270	297,157
Equity in earnings (losses) of equity method investees—net	28,969	26,785	24,342
Gains on disposal of premises and equipment	10,223	5,638	8,225
Other noninterest income	103,461	149,404	80,453

Total noninterest income	1,883,894	1,368,032	1,604,663

Noninterest expenses:
Salaries and employee benefits	633,557	663,166	688,481
General and administrative expenses	548,027	570,897	585,992
Impairment of goodwill (Note 8)	6,222	—	—
Occupancy expenses	195,898	194,955	191,592
Fee and commission expenses	164,039	177,006	189,187
Provision (credit) for losses on off-balance-sheet instruments	(16,447)	19,464	(30,244)
Other noninterest expenses	126,197	131,819	138,669

Total noninterest expenses	1,657,493	1,757,307	1,763,677

Income before income tax expense	1,196,605	480,375	839,298
Income tax expense (Note 20)	346,542	91,244	237,604

Net income	850,063	389,131	601,694
Less: Net income (loss) attributable to noncontrolling interests	(429)	26,691	24,086

Net income attributable to MHFG shareholders	850,492	362,440	577,608

Earnings per common share (Note 19):	(in yen)
Basic net income per common share	34.19	14.33	22.77

Diluted net income per common share	33.50	14.28	22.76

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

	2016	2017	2018
	(in millions of yen)
Net income	850,063	389,131	601,694

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	(338,822)	51,957	97,428
Foreign currency translation adjustments, net of tax	(123,221)	(12,322)	(29,934)
Pension liability adjustments, net of tax	(111,599)	11,922	155,044

Total other comprehensive income (loss), net of tax	(573,642)	51,557	222,538

Total comprehensive income	276,421	440,688	824,232
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(2,373)	26,724	25,893

Total comprehensive income attributable to MHFG shareholders	278,794	413,964	798,339

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 17 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

	2016	2017	2018
	(in millions of yen)
Preferred stock:
Balance at beginning of fiscal year	213,121	98,924	—
Conversion to common stock	(114,197)	(98,924)	—

Balance at end of fiscal year	98,924	—	—

Common stock:
Balance at beginning of fiscal year	5,590,396	5,703,144	5,826,149
Issuance of new shares of common stock due to conversion of preferred stock	114,197	98,924	—
Issuance of new shares of common stock due to exercise of stock acquisition rights	772	969	546
Gains (losses) on disposal of treasury stock	82	(56)	(53)
Stock-based compensation related to stock option	(1,058)	(1,009)	(590)
Performance-based stock compensation program	—	354	264
Change in ownership interests in consolidated subsidiaries	(1,245)	23,824	67
Cancellation of treasury stock	—	(1)	—

Balance at end of fiscal year	5,703,144	5,826,149	5,826,383

Retained earnings:
Balance at beginning of fiscal year, previously reported	89,432	746,785	918,894
Cumulative effect of change in accounting principles, net of tax	—	(329)	—
Balance at beginning of fiscal year, adjusted	89,432	746,456	918,894
Net income attributable to MHFG shareholders	850,492	362,440	577,608
Dividends declared	(195,265)	(190,002)	(190,361)
Other	2,126	—	—

Balance at end of fiscal year	746,785	918,894	1,306,141

Accumulated other comprehensive income, net of tax (Note 17):
Balance at beginning of fiscal year, previously reported	2,041,005	1,469,308	1,521,163
Cumulative effect of change in accounting principles	—	330	—
Balance at beginning of fiscal year, adjusted	2,041,005	1,469,638	1,521,163
Change during year	(571,697)	51,525	220,731

Balance at end of fiscal year	1,469,308	1,521,163	1,741,894

Treasury stock, at cost:
Balance at beginning of fiscal year	(3,616)	(3,610)	(4,849)
Purchases of treasury stock	(653)	(1,903)	(2,431)
Disposal of treasury stock	659	663	1,283
Cancellation of treasury stock	—	1	—

Balance at end of fiscal year	(3,610)	(4,849)	(5,997)

Total MHFG shareholders’ equity	8,014,551	8,261,357	8,868,421

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

	2016	2017	2018
	(in millions of yen)
Noncontrolling interests:
Balance at beginning of fiscal year, previously reported	259,506	168,640	510,700
Cumulative effect of change in accounting principles	—	(10,441)	—
Balance at beginning of fiscal year, adjusted	259,506	158,199	510,700
Effect of other increase (decrease) in consolidated subsidiaries	(85,809)	328,692	106,740
Dividends paid to noncontrolling interests	(2,683)	(2,914)	(8,054)
Net income (loss) attributable to noncontrolling interests	(429)	26,691	24,086
Net unrealized gains (losses) on available-for-sale securities attributable to noncontrolling interests	(674)	29	2,145
Foreign currency translation adjustments attributable to noncontrolling interests	(352)	(62)	(393)
Pension liability adjustments attributable to noncontrolling interests	(919)	65	55

Balance at end of fiscal year	168,640	510,700	635,279

Total equity	8,183,191	8,772,057	9,503,700

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 17 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

	2016	2017	2018
	(in millions of yen)
Cash flows from operating activities:
Net income	850,063	389,131	601,694
Less: Net income (loss) attributable to noncontrolling interests	(429)	26,691	24,086

Net income attributable to MHFG shareholders	850,492	362,440	577,608
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	167,930	171,202	179,158
Provision (credit) for loan losses	34,560	37,668	(126,362)
Investment losses (gains)—net	(263,793)	(333,270)	(297,157)
Equity in losses (earnings) of equity method investees—net	(28,969)	(26,785)	(24,342)
Foreign exchange losses (gains)—net	(225,130)	22,812	(251,613)
Deferred income tax expense (benefit)	123,125	(107,432)	60,011
Net change in trading account assets	(778,204)	4,867,508	992,084
Net change in trading account liabilities	916,958	(3,267,060)	(518,339)
Net change in loans held for sale	(27,347)	(5,574)	(54,530)
Net change in accrued income	(2,441)	7,087	(31,842)
Net change in accrued expenses	(26,425)	4,485	16,517
Other—net	(499,046)	(519,773)	(678,854)

Net cash provided by (used in) operating activities	241,710	1,213,308	(157,661)

Cash flows from investing activities:
Proceeds from sales of investments	19,830,288	31,139,716	32,908,551
Proceeds from maturities of investments	8,669,730	8,099,488	15,081,435
Purchases of investments	(25,046,188)	(34,137,270)	(49,725,626)
Proceeds from sales of loans	197,898	291,782	296,260
Net change in loans	(1,923,627)	(5,606,627)	(1,971,210)
Net change in interest-bearing deposits in other banks	(7,750,251)	(10,688,447)	(762,722)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	385,134	(1,481,661)	54,786
Proceeds from sales of premises and equipment	47,506	12,059	22,302
Purchases of premises and equipment	(388,565)	(430,913)	(292,201)
Cash and due from banks acquired in business combination	—	301	—
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	—	—	948

Net cash used in investing activities	(5,978,075)	(12,801,572)	(4,387,477)

Cash flows from financing activities:
Net change in deposits	5,441,731	14,005,565	6,083,800
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(3,900,502)	(771,368)	(67,508)
Net change in due to trust accounts	3,226,204	(344,217)	(130,544)
Net change in other short-term borrowings	571,901	(589,512)	257,774
Proceeds from issuance of long-term debt	2,723,168	4,496,041	1,956,007
Repayment of long-term debt	(2,307,082)	(4,734,010)	(3,310,804)
Proceeds from noncontrolling interests	1,354	3,323	76,894
Payments to noncontrolling interests	(86)	(1,696)	(12,949)
Proceeds from issuance of common stock	5	6	3
Proceeds from sales of treasury stock	3	1	1
Purchases of treasury stock	(13)	(1,435)	(1,611)
Dividends paid	(195,283)	(190,031)	(190,382)
Dividends paid to noncontrolling interests	(2,683)	(2,914)	(8,054)

Net cash provided by financing activities	5,558,717	11,869,753	4,652,627

Effect of exchange rate changes on cash and due from banks	(28,061)	(11,895)	(13,845)

Net increase (decrease) in cash and due from banks	(205,709)	269,594	93,644
Cash and due from banks at beginning of fiscal year	1,528,306	1,322,597	1,592,191

Cash and due from banks at end of fiscal year	1,322,597	1,592,191	1,685,835

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2016, 2017 AND 2018

	2016	2017	2018
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	435,584	582,947	818,593
Income taxes paid	269,364	246,802	172,891
Noncash investing activities:
Transfer of loans into other investments	63,420	—	—
Investment in capital leases	16,123	12,467	6,586
Noncash assets acquired and liabilities assumed at fair value in business combination (Note 3):
Noncash assets acquired at fair value	—	93,049	—
Noncash liabilities assumed at fair value	—	25,893	—

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

MHFG and its domestic subsidiaries as well as its foreign subsidiaries maintain their accounting records in accordance with the accounting standards of Japan and those standards of the countries in which they are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform them to the accounting principles generally accepted in the United States of America (“U.S. GAAP”).The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s fiscal year ends on March 31 and the fiscal year of certain subsidiaries ends on December 31. The necessary adjustments have been made to the consolidated financial statements if significant transactions took place during the three-month period. When determining whether to consolidate investee entities, the MHFG Group performed an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

The amounts of asset management business fee income and expenses for the fiscal years ended March 31, 2016 and 2017 have been reclassified from Other noninterest income and Other noninterest expenses to Fee and commission income and Fee and commission expenses, respectively, in order to conform to the current year’s presentation. Such reclassifications had no effect on net income or shareholder’s equity. In addition, certain other comparative amounts for the prior period have been reclassified in order to conform to the current year’s presentation.

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

Loans

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on performing loans is accrued and credited to income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.

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

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 5 “Loans” for the definitions of obligor ratings.

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

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, or (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The formula allowance is applied to groups of loans that are collectively evaluated for impairment. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data from April 2008 for the corporate portfolio segment, and the most recently available data for the past six years for the retail portfolio segment, in the case of normal obligors; and (b) by using the most recently available data from April 2002, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor ratings.

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

Allowance and provision (credit) for losses on off-balance-sheet instruments

The MHFG Group maintains an allowance for losses on off-balance-sheet credit instruments, such as guarantees and standby letters of credit in the same manner as the allowance for loan losses. The Group similarly assesses probable loss amounts for commitments to invest in securities and commitments to extend credit, taking into account the probability of drawdowns. The allowance is recorded in Other liabilities. Net changes in the allowance for losses on off-balance-sheet instruments are accounted for in Provision (credit) for losses on off-balance-sheet instruments in the consolidated statements of income.

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

Goodwill

Goodwill represents the excess of the total fair value of the acquired company, which consists of the consideration transferred, the fair value of any interest in the acquiree already held by the acquirer and the fair value of any noncontrolling interest in the acquiree over the fair value of net identifiable assets acquired at the date of acquisition in a business combination. The MHFG Group accounts for goodwill in accordance with ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”). Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not amortized but is tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its estimated fair value.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect all dilutive potential common shares such as stock options and convertible preferred stock. See Note 19 “Earnings per common share” for the computation of basic and diluted earnings per common share.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In June 2014, the FASB issued ASU No.2014-11, “Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (“ASU No.2014-11”). The ASU changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the ASU requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The ASU requires disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. The ASU also requires an entity to disclose certain information, including risks related to collateral pledged, for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The ASU is effective for the first interim or annual period beginning after December 15, 2014, except for interim disclosure requirements related to secured borrowings, which are

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effective for interim periods beginning after March 15, 2015.The adoption of ASU No.2014-11 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” (“ASU No.2015-02”). The ASU amends the current accounting for consolidation of certain legal entities. Specifically the amendments: (1) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. On April 1, 2016, the MHFG Group adopted ASU No.2015-02 using a modified retrospective approach. The adoption of the ASU resulted in a decrease to the beginning balance of Retained earnings of ¥329 million and an increase to the beginning balance of AOCI of ¥330 million, respectively. See Note 25 “Variable interest entities and securitizations” for further information.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting pronouncements issued but not yet effective

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU, as amended, provides comprehensive guidance in respect of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2017 under a modified retrospective approach or retrospectively to all periods presented. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The MHFG Group adopted ASU No.2014-09 on April 1, 2018 using the modified retrospective approach. Since there is no material change in timing and amount of revenue or the related cost recognition associated with the adoption, the adoption of ASU No.2014-09 and any subsequent amendments will not have a material impact on the Group’s consolidated results of operations and financial condition. However, beginning prospectively in the fiscal year ending March 31, 2019, the Group’s presentation of certain costs related to securities underwriting will change from a net basis to a gross basis under the new standard. The change in presentation will not have a material impact on the Group’s results of operations. In addition, the Group will expand qualitative and quantitative disclosures pursuant to the new requirements.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application by public business entities is permitted for financial statements of fiscal years or interim periods that have not yet been issued. The MHFG Group adopted ASU No.2016-01 on April 1, 2018. The Group had ¥2,438 billion of pre-tax, net unrealized gains on equity securities at March 31, 2018. This amount, net of tax, was reclassified out of AOCI into Retained earnings on April 1, 2018. Concerning the liabilities for which the fair value option has been elected, the adoption of ASU No.2016-01 will not have a material impact on the Group’s consolidated results of operations or financial condition.

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842)” (“ASU No.2016-02”). The ASU requires lessees to recognize the assets and liabilities arising from leases on the balance sheet. Lessees should recognize liabilities to make lease payments and right-of-use assets representing its right to use the underlying assets for the lease term. This recognition applies to leases classified as operating leases and finance leases, and the update retains a distinction between finance leases and operating leases. However, the ASU has not changed the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee significantly. The ASU also requires qualitative disclosures along with specific quantitative disclosures including the amount, timing, and uncertainty of cash flows arising from leases. In January 2018, the FASB issued an exposure draft proposing an amendment to the ASU that, if approved, would permit companies the option to apply the provisions of the ASU either prospectively as of the effective date, without adjusting comparative periods presented, or using a modified retrospective transition applicable to all prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years. Early application is permitted. The MHFG Group expects to adopt the ASU and subsequent amendments on April 1, 2019 and is currently evaluating the potential impact that the adoption will have on its consolidated results of operations and financial condition, as well as on its disclosures. The Group expects to gross up its consolidated balance sheets upon recognition of the right-of-use assets and lease liabilities, which will initially be measured using the present value of the remaining lease payments.

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

In October 2016, the FASB issued ASU No.2016-16, “Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory” (“ASU No.2016-16”). The ASU requires recognition of current and deferred income taxes in an intra-entity transfer of an asset other than inventory when the transfer occurs although current U.S. GAAP has prohibited the recognition of income tax consequences of the transfer until the asset has been sold to an outside party. The ASU does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Early application is permitted for all entities as of the beginning of a fiscal year for which financial statements (interim or annual) have not been issued or made available for issuance. The MHFG Group adopted ASU No.2016-16 on April 1, 2018. The adoption of ASU No. 2016-16 will not have a material impact on the Group’s consolidated results of operations or financial condition.

In January 2017, the FASB issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment” (“ASU No.2017-04”). The ASU eliminates Step 2, under which an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, from the goodwill impairment test. Instead, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The ASU is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early application is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No. 2017-04 will have on its consolidated results of operations and financial condition.

In May 2017, the FASB issued ASU No.2017-09, “Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting” (“ASU No.2017-09”). The ASU provides clarity and reduces both (1) diversity in

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following factors of the award are the same before and after the modification: (1) the fair value, (2) the vesting conditions and (3) the classification as an equity or a liability instrument. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the ASU. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, and should be applied prospectively to an award modified on or after the adoption date. Early application is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. The MHFG Group adopted ASU No.2017-09 on April 1, 2018. The adoption of ASU No. 2017-09 will not have a material impact on the Group’s consolidated results of operations or financial condition.

In August 2017, the FASB issued ASU No.2017-12, “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU No.2017-12”). The ASU amends the current accounting for derivatives and hedging to enable entities to better portray the economic results of risk management activities in the financial statements. Specifically, the amendments: (1) eliminate the separate measurement and reporting of hedge ineffectiveness, (2) expand the ability to hedge nonfinancial and financial risk components, and (3) provide an alternative method for measuring the hedged item in fair value hedges of interest rate risk. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application is permitted, including adoption in any interim period. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2017-12 will have on its consolidated results of operations and financial condition.

In February 2018, the FASB issued ASU No.2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU No.2018-02”). The ASU allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. Early application is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. The MHFG Group does not expect that the adoption of ASU No. 2018-02 will have a material impact on its consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2016, MHAM was a wholly-owned subsidiary of MHFG and DIAM was an equity method affiliate of the MHFG Group which owned 50.0% of the voting equity interests. DIAM was a joint venture of MHFG and Dai-ichi Life Holdings, Inc. (“Dai-ichi Life”, formerly The Dai-ichi Life Insurance Company, Limited), and the rest of the interests of DIAM was owned by Dai-ichi Life. On October 1, 2016, MHFG exchanged 30.0% of the voting equity interests in MHAM (after the split in (ii) above) for voting equity interests and non-voting equity interests in DIAM. As a result of the exchange, MHFG acquired 51.0% of the voting rights and 70.0% of the economic interests in Asset Management One, which became a consolidated subsidiary of the Group.

Based on the strong commitment of MHFG and Dai-ichi Life to strengthen and develop their respective asset management businesses, Asset Management One aims to achieve significant development as a global asset management company, providing its customers with high-quality solutions by combining the asset management-related knowledge and experience accumulated and developed by each of the Integrating Companies over many years, and by taking full advantage of collaboration with both the MHFG Group and the Dai-ichi Life group. The MHFG Group recognized goodwill at the acquisition date. The goodwill was not allocated to the reportable segments in Note 32 “Business segment information”. The MHFG Group allocated the entire amount of the goodwill to the Asset Management One reporting unit for the purpose of assessing impairment. None of the goodwill recognized is deductible for tax purposes.

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

On October 1, 2016, the MHFG Group recognized a gain of ¥56,226 million as a result of remeasuring to fair value its 50.0% of the voting equity interests in DIAM held before the business combination. The gain is included in Other noninterest income in the Group’s consolidated statement of income for the fiscal year ended March 31, 2017. In addition, the MHFG Group recognized an increase in Common stock of ¥23,829 million as a result of remeasuring to fair value its 30.0% of the voting equity interests in MHAM held before the business combination due to the change in the voting equity interests in MHAM on October 1, 2016.

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

4. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2017 and 2018 are as follows:

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
	(in millions of yen)
2018
Available-for-sale securities:
Debt securities:
Japanese government bonds	13,334,619	7,332	9,656	13,332,295
Japanese local government bonds	236,711	2,903	280	239,334
U.S. Treasury bonds and federal agency securities	689,297	109	3,557	685,849
Other foreign government bonds	1,057,852	1,043	1,102	1,057,793
Agency mortgage-backed securities (1)	882,686	13,356	7,628	888,414
Residential mortgage-backed securities	117,870	1,264	281	118,853
Commercial mortgage-backed securities	437,115	4,132	323	440,924
Japanese corporate bonds and other debt securities (2)	1,950,947	40,290	1,410	1,989,827
Foreign corporate bonds and other debt securities (3)	879,506	1,927	2,082	879,351
Equity securities (marketable)	1,595,106	2,449,173	11,291	4,032,988

Total	21,181,709	2,521,529	37,610	23,665,628

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,959,910	24,472	—	1,984,382
Agency mortgage-backed securities (4)	557,641	—	20,177	537,464

Total	2,517,551	24,472	20,177	2,521,846

Notes :

(1)	Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥708,557 million and ¥134,240 million, respectively, at March 31, 2017, and ¥742,565 million and ¥145,849 million, respectively, at March 31, 2018. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(2)	Other debt securities presented in this line primarily consist of certificates of deposit (“CDs”), of which the total fair values were ¥155,138 million at March 31, 2017, and ¥106,101 million at March 31, 2018.
(3)	Other debt securities presented in this line primarily consist of CDs and asset-backed securities (“ABS”), of which the total fair values were ¥258,059 million at March 31, 2017, and ¥313,164 million at March 31, 2018.
(4)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2018 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. All securities, including securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	6,288,570	5,024,258	1,922,141	99,650	13,334,619
Japanese local government bonds	31,962	118,445	81,541	4,763	236,711
U.S. Treasury bonds and federal agency securities	610,995	—	78,302	—	689,297
Other foreign government bonds	842,041	207,604	8,207	—	1,057,852
Agency mortgage-backed securities	—	—	—	882,686	882,686
Residential mortgage-backed securities	—	—	—	117,870	117,870
Commercial mortgage-backed securities	858	137,409	224,548	74,300	437,115
Japanese corporate bonds and other debt securities	312,046	1,067,186	409,419	162,296	1,950,947
Foreign corporate bonds and other debt securities	503,309	312,257	60,998	2,942	879,506

Total	8,589,781	6,867,159	2,785,156	1,344,507	19,586,603

Held-to-maturity securities:
Debt securities:
Japanese government bonds	840,030	740,103	379,777	—	1,959,910
Agency mortgage-backed securities	—	—	—	557,641	557,641

Total	840,030	740,103	379,777	557,641	2,517,551

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	6,286,075	5,026,020	1,920,660	99,540	13,332,295
Japanese local government bonds	32,020	119,496	82,991	4,827	239,334
U.S. Treasury bonds and federal agency securities	610,406	—	75,443	—	685,849
Other foreign government bonds	842,068	207,593	8,132	—	1,057,793
Agency mortgage-backed securities	—	—	—	888,414	888,414
Residential mortgage-backed securities	—	—	—	118,853	118,853
Commercial mortgage-backed securities	859	137,554	227,413	75,098	440,924
Japanese corporate bonds and other debt securities	312,303	1,102,032	411,127	164,365	1,989,827
Foreign corporate bonds and other debt securities	503,219	312,047	61,172	2,913	879,351

Total	8,586,950	6,904,742	2,786,938	1,354,010	19,632,640

Held-to-maturity securities:
Debt securities:
Japanese government bonds	841,850	746,088	396,444	—	1,984,382
Agency mortgage-backed securities	—	—	—	537,464	537,464

Total	841,850	746,088	396,444	537,464	2,521,846

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

The following table shows the other-than-temporary impairment losses on available-for-sale securities for the fiscal years ended March 31, 2016, 2017 and 2018. No impairment losses were recognized on held-to-maturity securities for the periods.

	2016	2017	2018
	(in millions of yen)
Available-for-sale securities:
Debt securities	4,020	138	1,015
Equity securities	34,041	12,029	3,080

Total	38,061	12,167	4,095

For the fiscal year ended March 31, 2018, the other-than-temporary impairment losses on debt securities were attributable to the decline in the fair value of certain Japanese corporate bonds in respect of which the MHFG Group determined credit losses existed. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment on these securities was recognized in earnings. The total other-than-temporary impairment met the criteria to be immediately recorded in earnings and no portion was recognized in other comprehensive income.

The other-than-temporary impairment losses on equity securities were mainly attributable to the decline in the fair value of certain Japanese equity securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2017 and 2018:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2017
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,574,649	15,796	95,612	612	5,670,261	16,408
Japanese local government bonds	58,700	233	—	—	58,700	233
U.S. Treasury bonds and federal agency securities	1,013,962	4,578	—	—	1,013,962	4,578
Other foreign government bonds	334,300	230	8,327	6	342,627	236
Agency mortgage-backed securities (1)	195,887	3,705	42,501	1,736	238,388	5,441
Residential mortgage-backed securities	5,873	3	28,994	555	34,867	558
Commercial mortgage-backed securities	8,314	218	17,634	64	25,948	282
Japanese corporate bonds and other debt securities	470,602	2,062	158,713	224	629,315	2,286
Foreign corporate bonds and other debt securities	202,347	1,353	77,699	290	280,046	1,643
Equity securities (marketable)	30,688	383	4,117	1,210	34,805	1,593

Total	7,895,322	28,561	433,597	4,697	8,328,919	33,258

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	460,882	3,518	259,466	4,413	720,348	7,931

Total	460,882	3,518	259,466	4,413	720,348	7,931

2018
Available-for-sale securities:
Debt securities:
Japanese government bonds	8,052,820	3,716	2,868,078	5,940	10,920,898	9,656
Japanese local government bonds	28,827	139	58,998	141	87,825	280
U.S. Treasury bonds and federal agency securities	515,005	3,557	—	—	515,005	3,557
Other foreign government bonds	419,648	1,030	68,359	72	488,007	1,102
Agency mortgage-backed securities (1)	45,434	1,116	188,326	6,512	233,760	7,628
Residential mortgage-backed securities	11,336	14	16,129	267	27,465	281
Commercial mortgage-backed securities	68,723	242	7,835	81	76,558	323
Japanese corporate bonds and other debt securities	563,831	933	403,069	477	966,900	1,410
Foreign corporate bonds and other debt securities	358,410	888	87,472	1,194	445,882	2,082
Equity securities (marketable)	338,243	11,249	366	42	338,609	11,291

Total	10,402,277	22,884	3,698,632	14,726	14,100,909	37,610

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	30,589	766	506,875	19,411	537,464	20,177

Total	30,589	766	506,875	19,411	537,464	20,177

Notes	:
(1)	Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥104,270 million and ¥134,118 million, respectively, at March 31, 2017, and ¥88,017 million and ¥145,743 million, respectively, at March 31, 2018. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government.
(2)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2018, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including Japanese corporate bonds with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

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

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the fiscal years ended March 31, 2016, 2017 and 2018. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2016, 2017 and 2018” for the proceeds from sales of investments, the vast majority of which consists of the proceeds from sales of available-for-sale securities.

	2016	2017	2018
	(in millions of yen)
Gross realized gains	297,344	353,036	314,948
Gross realized losses	(45,376)	(21,163)	(41,044)

Net realized gains (losses) on sales of available-for-sale securities	251,968	331,873	273,904

Other investments

The following table summarizes the composition of Other investments at March 31, 2017 and 2018:

	2017	2018
	(in millions of yen)
Equity method investments	249,679	280,666
Investments held by consolidated investment companies	37,462	37,735
Other equity interests	307,928	267,495

Total	595,069	585,896

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥132,817 million and ¥152,445 million, at March 31, 2017 and 2018, respectively. The aggregate market values of these marketable equity securities were ¥273,249 million and ¥324,239 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The majority of the aggregate market values of these marketable equity securities are related to Orient Corporation, of which the MHFG Group’s proportionate share of the total outstanding common stock was 49.0% as of March 31, 2018.

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

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2017 and 2018:

	2017	2018
	(in millions of yen)
Domestic:
Manufacturing	8,740,097	8,156,341
Construction and real estate	7,772,006	8,101,668
Services	4,748,974	5,024,018
Wholesale and retail	5,140,202	5,112,673
Transportation and communications	3,490,378	3,564,869
Banks and other financial institutions	4,006,387	4,471,423
Government and public institutions	8,532,246	8,882,125
Other industries (Note)	4,426,233	5,018,387
Individuals:
Mortgage loans	9,960,176	9,445,286
Other	839,841	883,724

Total domestic	57,656,540	58,660,514

Foreign:
Commercial and industrial	16,872,448	17,095,604
Banks and other financial institutions	6,759,921	6,739,846
Government and public institutions	959,948	1,127,740
Other	190,724	37,636

Total foreign	24,783,041	25,000,826

Total	82,439,581	83,661,340
Less: Unearned income and deferred loan fees—net	155,675	146,696

Total loans before allowance for loan losses	82,283,906	83,514,644

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	Other industries of Domestic includes trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥1,752 million, ¥919 million and ¥87 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2017 and 2018:

	Normal obligors			Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	Corporate	Retail (2)	Other (3)	Corporate	Retail (2)	Other (3)
	(in millions of yen)
2017
Domestic:
Manufacturing	7,912,872	90,761	67,734	276,771	11,589	1,314	379,056	8,740,097
Construction and real estate	6,926,963	586,984	15,585	168,619	16,062	317	57,476	7,772,006
Services	4,381,342	181,525	910	95,434	23,189	204	66,370	4,748,974
Wholesale and retail	4,612,668	199,590	22,785	124,846	32,911	501	146,901	5,140,202
Transportation and communications	3,324,148	82,506	1,092	50,319	9,698	—	22,615	3,490,378
Banks and other financial institutions	3,938,132	1,880	37,907	21,574	353	—	6,541	4,006,387
Government and public institutions	4,060,949	—	4,471,297	—	—	—	—	8,532,246
Other industries (4)	2,463,390	3,275	1,906,756	4,613	410	41,179	6,610	4,426,233
Individuals	211,328	10,288,916	80,566	24,044	89,027	1,434	104,702	10,800,017

Total domestic	37,831,792	11,435,437	6,604,632	766,220	183,239	44,949	790,271	57,656,540

Foreign:
Commercial and industrial	14,125,338	173	2,153,757	312,275	—	90,722	190,183	16,872,448
Banks and other financial institutions	6,220,767	—	480,806	58,348	—	—	—	6,759,921
Government and public institutions	956,036	—	1,082	2,801	—	—	29	959,948
Other	6,535	9,439	173,464	124	8	753	401	190,724

Total foreign	21,308,676	9,612	2,809,109	373,548	8	91,475	190,613	24,783,041

Total	59,140,468	11,445,049	9,413,741	1,139,768	183,247	136,424	980,884	82,439,581

2018
Domestic:
Manufacturing	7,705,495	77,947	23,343	197,465	9,775	246	142,070	8,156,341
Construction and real estate	7,317,972	541,778	13,332	172,287	15,466	—	40,833	8,101,668
Services	4,535,793	172,045	141,718	95,223	21,109	55	58,075	5,024,018
Wholesale and retail	4,636,236	177,965	17,305	121,832	27,975	476	130,884	5,112,673
Transportation and communications	3,414,781	76,532	1,774	35,339	8,916	—	27,527	3,564,869
Banks and other financial institutions	4,244,101	1,640	196,431	16,716	194	—	12,341	4,471,423
Government and public institutions	3,010,708	—	5,871,417	—	—	—	—	8,882,125
Other industries (4)	2,716,502	3,536	2,170,442	2,708	259	121,201	3,739	5,018,387
Individuals	222,410	9,822,244	88,044	23,491	81,550	1,109	90,162	10,329,010

Total domestic	37,803,998	10,873,687	8,523,806	665,061	165,244	123,087	505,631	58,660,514

Foreign:
Commercial and industrial	14,093,375	209	2,432,189	398,231	—	64,950	106,650	17,095,604
Banks and other financial institutions	6,223,742	—	487,978	28,126	—	—	—	6,739,846
Government and public institutions	1,125,921	—	—	—	—	—	1,819	1,127,740
Other	1,906	9,245	23,730	242	6	1,347	1,160	37,636

Total foreign	21,444,944	9,454	2,943,897	426,599	6	66,297	109,629	25,000,826

Total	59,248,942	10,883,141	11,467,703	1,091,660	165,250	189,384	615,260	83,661,340

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.
(4)	Other industries of Domestic includes trade receivables and lease receivables of consolidated VIEs.

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2017 and 2018:

	Recorded investment (1)			Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2017
Domestic:
Manufacturing	372,241	6,815	379,056	383,812	148,777	375,895	2,859
Construction and real estate	46,130	11,346	57,476	66,006	6,367	66,796	877
Services	58,366	8,004	66,370	72,261	20,122	66,050	1,173
Wholesale and retail	133,466	13,435	146,901	155,023	52,341	148,865	2,261
Transportation and communications	19,386	3,229	22,615	23,568	5,968	24,035	371
Banks and other financial institutions	2,601	3,940	6,541	6,873	962	5,305	50
Other industries	6,484	126	6,610	6,740	1,999	6,053	91
Individuals	51,893	52,809	104,702	114,880	4,935	114,104	1,696

Total domestic	690,567	99,704	790,271	829,163	241,471	807,103	9,378

Foreign:
Total foreign (5)	160,563	30,050	190,613	209,129	61,102	169,192	2,040

Total	851,130	129,754	980,884	1,038,292	302,573	976,295	11,418

2018
Domestic:
Manufacturing	135,083	6,987	142,070	146,857	45,750	218,899	1,869
Construction and real estate	31,557	9,276	40,833	48,752	4,411	49,926	516
Services	48,691	9,384	58,075	64,348	13,305	60,198	919
Wholesale and retail	119,463	11,421	130,884	139,556	42,798	139,333	1,842
Transportation and communications	25,019	2,508	27,527	28,480	6,862	25,672	370
Banks and other financial institutions	8,392	3,949	12,341	12,341	3,176	8,648	78
Other industries	3,650	89	3,739	3,869	3,563	4,537	53
Individuals	43,326	46,836	90,162	95,338	4,315	97,404	1,402

Total domestic	415,181	90,450	505,631	539,541	124,180	604,617	7,049

Foreign:
Total foreign (5)	63,346	46,283	109,629	125,329	28,333	151,588	1,042

Total	478,527	136,733	615,260	664,870	152,513	756,205	8,091

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	The allowance for loan losses on impaired loans includes the allowance for groups of loans which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment. The total carrying amount of the groups of loans which were collectively evaluated for impairment at March 31, 2017 and 2018 was ¥302,251 million and ¥245,809 million, respectively.
(4)	Amounts represent the amount of interest income on impaired loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(5)	The majority of Total foreign consist of Commercial and Industrial loans.

The remaining balance of impaired loans, which have been partially charged off, was ¥26,513 million and ¥29,037 million as of March 31, 2017 and 2018, respectively.

Troubled debt restructurings

The MHFG Group considers a TDR to be a restructuring in which it, for economic or legal reasons related to the obligor’s financial difficulties, grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the fiscal years ended March 31, 2017 and 2018:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs
		(in millions of yen)
2017
Domestic:
Manufacturing	—	—	106,697
Construction and real estate	—	—	18,818
Services	—	—	45,287
Wholesale and retail	—	—	159,649
Transportation and communications	—	—	17,417
Banks and other financial institutions	—	—	7,933
Other industries	—	—	2,518
Individuals	—	—	17,067

Total domestic	—	—	375,386

Foreign:
Total foreign (2)	—	—	35,685

Total	—	—	411,071

2018
Domestic:
Manufacturing	—	—	110,624
Construction and real estate	—	—	13,430
Services	—	—	40,774
Wholesale and retail	—	—	148,560
Transportation and communications	—	—	27,294
Banks and other financial institutions	—	—	8,529
Other industries	—	—	246
Individuals	—	—	14,960

Total domestic	—	—	364,417

Foreign:
Total foreign (2)	—	—	44,010

Total	—	—	408,427

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of Total foreign consist of Commercial and Industrial loans.

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2017 and 2018 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2017	2018
	(in millions of yen)
Domestic:
Manufacturing	5,164	4,019
Construction and real estate	2,887	80
Services	4,471	4,469
Wholesale and retail	10,116	25,710
Transportation and communications	795	264
Other industries	14	130
Individuals	2,288	1,819

Total domestic	25,735	36,491

Foreign:
Total foreign	3,213	4,588

Total	28,948	41,079

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2017 and 2018:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2017
Domestic:
Manufacturing	1,938	360	7,767	10,065	8,730,032	8,740,097
Construction and real estate	3,061	947	32,523	36,531	7,735,475	7,772,006
Services	917	217	5,914	7,048	4,741,926	4,748,974
Wholesale and retail	1,330	2,834	5,585	9,749	5,130,453	5,140,202
Transportation and communications	384	322	1,859	2,565	3,487,813	3,490,378
Banks and other financial institutions	—	—	—	—	4,006,387	4,006,387
Government and public institutions	—	—	—	—	8,532,246	8,532,246
Other industries	—	—	69	69	4,426,164	4,426,233
Individuals	32,752	12,291	34,846	79,889	10,720,128	10,800,017

Total domestic	40,382	16,971	88,563	145,916	57,510,624	57,656,540

Foreign:
Total foreign (Note)	546	216	95,719	96,481	24,686,560	24,783,041

Total	40,928	17,187	184,282	242,397	82,197,184	82,439,581

2018
Domestic:
Manufacturing	585	470	8,037	9,092	8,147,249	8,156,341
Construction and real estate	1,641	474	28,633	30,748	8,070,920	8,101,668
Services	1,977	1,142	5,051	8,170	5,015,848	5,024,018
Wholesale and retail	1,704	1,083	6,639	9,426	5,103,247	5,112,673
Transportation and communications	356	639	1,828	2,823	3,562,046	3,564,869
Banks and other financial institutions	—	1,301	—	1,301	4,470,122	4,471,423
Government and public institutions	—	—	—	—	8,882,125	8,882,125
Other industries	33	12	37	82	5,018,305	5,018,387
Individuals	31,566	12,426	31,444	75,436	10,253,574	10,329,010

Total domestic	37,862	17,547	81,669	137,078	58,523,436	58,660,514

Foreign:
Total foreign (Note)	897	450	41,316	42,663	24,958,163	25,000,826

Total	38,759	17,997	122,985	179,741	83,481,599	83,661,340

Note:	The majority of Total foreign consist of Commercial and Industrial loans.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Changes in Allowance for loan losses by portfolio segment for the fiscal years ended March 31, 2016, 2017 and 2018 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2016
Balance at beginning of fiscal year	423,177	60,469	36,613	520,259

Provision (credit) for loan losses	33,532	(15,474)	16,502	34,560

Charge-offs	(97,536)	(2,173)	(12,610)	(112,319)
Recoveries	17,232	1,399	2,034	20,665

Net charge-offs	(80,304)	(774)	(10,576)	(91,654)

Others (Note)	(8,666)	—	(3,252)	(11,918)

Balance at end of fiscal year	367,739	44,221	39,287	451,247

2017
Balance at beginning of fiscal year	367,739	44,221	39,287	451,247

Provision (credit) for loan losses	45,059	(10,666)	3,275	37,668

Charge-offs	(22,901)	(1,754)	(6,597)	(31,252)
Recoveries	18,320	5,122	2,158	25,600

Net charge-offs	(4,581)	3,368	(4,439)	(5,652)

Others (Note)	(890)	—	(2,700)	(3,590)

Balance at end of fiscal year	407,327	36,923	35,423	479,673

2018
Balance at beginning of fiscal year	407,327	36,923	35,423	479,673

Provision (credit) for loan losses	(123,470)	(7,427)	4,535	(126,362)

Charge-offs	(44,621)	(2,118)	(9,123)	(55,862)
Recoveries	12,924	814	1,482	15,220

Net charge-offs	(31,697)	(1,304)	(7,641)	(40,642)

Others (Note)	(3,088)	—	321	(2,767)

Balance at end of fiscal year	249,072	28,192	32,638	309,902

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2017 and 2018:

	Corporate	Retail	Other	Total
	(in millions of yen)
2017
Allowance for loan losses	407,327	36,923	35,423	479,673

of which individually evaluated for impairment	272,714	2,922	13,306	288,942
of which collectively evaluated for impairment	134,613	34,001	22,117	190,731

Loans (Note)	61,120,654	11,722,726	9,596,201	82,439,581

of which individually evaluated for impairment	772,647	23,422	65,075	861,144
of which collectively evaluated for impairment	60,348,007	11,699,304	9,531,126	81,578,437

2018
Allowance for loan losses	249,072	28,192	32,638	309,902

of which individually evaluated for impairment	129,789	2,602	7,383	139,774
of which collectively evaluated for impairment	119,283	25,590	25,255	170,128

Loans (Note)	60,837,559	11,133,862	11,689,919	83,661,340

of which individually evaluated for impairment	593,053	21,364	61,023	675,440
of which collectively evaluated for impairment	60,244,506	11,112,498	11,628,896	82,985,900

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

7. Premises and equipment

Premises and equipment at March 31, 2017 and 2018 consist of the following:

	2017	2018
	(in millions of yen)
Land	575,054	566,040
Buildings	807,312	811,911
Equipment and furniture	485,407	484,102
Leasehold improvements	93,967	97,066
Construction in progress	23,093	25,849
Software	1,308,292	1,463,786

Total	3,293,125	3,448,754
Less: Accumulated depreciation and amortization	1,251,852	1,332,570

Premises and equipment—net	2,041,273	2,116,184

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2016, 2017 and 2018 was ¥162,676 million, ¥163,769 million and ¥169,346 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥80,430 million and ¥83,734 million at March 31, 2017 and 2018, respectively. Accumulated

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

depreciation and amortization on such premises and equipment at March 31, 2017 and 2018 amounted to ¥40,155 million and ¥42,158 million, respectively.

Depreciation and amortization expense related to Software was reported in General and administrative expenses, and all other depreciation and amortization expense was reported in Occupancy expenses.

8. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	2016	2017		2018
	(in millions of yen)
Balance at beginning of fiscal year	11,703	19,097		95,176
Goodwill acquired	16,470 (1)	76,225	(2)	—
Impairment losses recognized	(6,222)	—		—
Foreign exchange translation	(2,854)	(146)		8
Balance at end of fiscal year	19,097	95,176		95,184

Gross amount of goodwill (3)	94,473	171,432		170,926
Accumulated impairment losses	75,376	76,256		75,742

Notes:

(1)	Goodwill acquired is entirely related to the acquisition of Mizuho Real Estate Management Co., Ltd. (formerly Simplex Real Estate Management Inc.) and Mizuho REIT Management Co., Ltd. (formerly Simplex REIT Partners Inc.).
(2)	Goodwill acquired is entirely related to the acquisition of Asset Management One (see Note 3 “Business combination”).
(3)	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 32 “Business segment information”.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2017 and 2018:

	2017			2018
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	126,979	42,517	84,462	126,979	52,237	74,742
Other	2,814	2,190	624	1,847	1,341	506

Total	129,793	44,707	85,086	128,826	53,578	75,248

Intangible assets not subject to amortization:
Total	9,061	—	9,061	9,199	—	9,199

Total	138,854	44,707	94,147	138,025	53,578	84,447

Note:	Customer relationships were acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016, see Note 3 “Business combination” for further details of the integration among asset management companies. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2016, 2017, and 2018, the MHFG Group recognized ¥5,254 million, ¥7,433 million, and ¥9,812 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2019	9,288
2020	8,950
2021	8,230
2022	7,697
2023	7,180

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Pledged assets and collateral

The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2017 and 2018:

	2017	2018
	(in billions of yen)
Interest-bearing deposits in other banks	51	37
Trading account assets	6,577	5,611
Investments	8,213	6,500
Loans	7,468	5,229
Other assets	1,588	2,099

Total	23,897	19,476

The associated liabilities collateralized by the above assets at March 31, 2017 and 2018 are summarized below:

	2017	2018
	(in billions of yen)
Deposits	919	256
Payables under repurchase agreements	6,109	5,518
Payables under securities lending transactions	1,460	1,193
Other short-term borrowings	686	441
Long-term debt	4,220	3,179

Total	13,394	10,587

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2017 and 2018, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥44,741 billion and ¥45,325 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,462 billion and ¥1,589 billion at March 31, 2017 and 2018, respectively.

At March 31, 2017 and 2018, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥13,395 billion and ¥13,419 billion, respectively, of which ¥12,988 billion and ¥12,655 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$94 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2018) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2017 and 2018 are as follows:

	2017	2018
	(in millions of yen)
Domestic offices:
Time deposits	17,763,052	17,194,707
Certificates of deposit	5,877,100	5,778,430

Total	23,640,152	22,973,137

Foreign offices:
Time deposits	14,862,230	13,426,554
Certificates of deposit	4,754,170	5,604,160

Total	19,616,400	19,030,714

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2017 and 2018 was ¥718 billion and ¥792 billion, respectively.

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2018 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	22,363,333	5,658,280	28,021,613
Due after one year through two years	1,635,033	120,150	1,755,183
Due after two years through three years	1,282,400	—	1,282,400
Due after three years through four years	328,518	—	328,518
Due after four years through five years	361,730	—	361,730
Due after five years	122,211	—	122,211

Total	26,093,225	5,778,430	31,871,655

Foreign offices:
Due in one year or less	13,360,155	5,362,543	18,722,698
Due after one year through two years	53,837	176,331	230,168
Due after two years through three years	2,902	61,224	64,126
Due after three years through four years	764	4,062	4,826
Due after four years through five years	748	—	748
Due after five years	14,620	—	14,620

Total	13,433,026	5,604,160	19,037,186

Total	39,526,251	11,382,590	50,908,841

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Details of Other short-term borrowings at March 31, 2017 and 2018 are as follows:

	2017	2018
	(in millions of yen)
Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1) (2)	59,607	27,985
Commercial paper and short-term notes issued by MHFG and its subsidiaries (1) (3)	956,447	1,044,591
Borrowings from the Bank of Japan	355,255	432,328
Other	105,303	183,114

Total	1,476,612	1,688,018

Notes:
(1)	Short-term notes are issued under the laws of Japan in the form of dematerialized commercial paper, whose characteristics are economically the same as commercial paper.
(2)	Commercial paper and short-term notes issued by consolidated VIEs of asset-backed commercial paper programs in the above table consist of commercial paper and short-term notes, of which the amounts were ¥24,559 million and ¥35,048 million, respectively, at March 31, 2017. At March 31, 2018, all the amounts represent the outstanding balances of short-term notes.
(3)	Commercial paper and short-term notes issued by MHFG and its subsidiaries in the above table consist of commercial paper and short-term notes, of which the amounts were ¥765,147 million and ¥191,300 million, respectively, at March 31, 2017, and ¥710,391 million and ¥334,200 million, respectively, at March 31, 2018.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2017 and 2018 is comprised of the following:

	2017	2018
	(in millions of yen)
Obligations under capital leases	40,947	36,010
Loan participation borrowings	90,639	89,353
Senior borrowings and bonds	11,119,136	9,184,075
Subordinated borrowings and bonds	3,278,692	3,645,792

Total	14,529,414	12,955,230

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2017	2018
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-5.00	Apr. 2018-Dec. 2046	6,011,939	4,146,989
fixed rate denominated in U.S. dollars	0.00-7.49	Apr. 2018-Mar. 2048	2,533,715	2,519,845
fixed rate denominated in other currencies	0.01-9.29	Apr. 2018-May. 2037	172,370	233,842
floating rate denominated in Japanese yen	0.00-19.00	Apr. 2018-Mar. 2048	717,056	662,751
floating rate denominated in U.S. dollars	0.00-5.70	Apr. 2018-Jul. 2033	1,557,288	1,469,248
floating rate denominated in other currencies	0.00-9.40	Jun. 2018-Sep. 2035	126,768	151,400

Total			11,119,136	9,184,075

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.47-4.26	Apr. 2018- Perpetual	2,858,445	3,247,639
fixed rate denominated in U.S. dollars	4.30-4.70	Jul. 2022-Oct. 2025	420,247	398,153

Total			3,278,692	3,645,792

Total			14,397,828	12,829,867

Notes:

(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2018.
(2)	Maturity information disclosed is the range of maturities at March 31, 2018.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2018:

(in millions of yen)
Fiscal year ending March 31:
2019	2,492,058
2020	1,606,863
2021	1,314,403
2022	1,204,785
2023	1,068,077
2024 and thereafter	5,269,044

Total	12,955,230

13. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2017 and 2018:

	2017	2018
	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions (1)	1,564,295	1,578,952
Other	324,135	368,030
Collateral pledged:
Collateral pledged for derivative transactions	973,404	981,390
Margins provided for futures contracts	276,398	142,156
Other	336,538	965,137
Prepaid pension cost	682,592	874,191
Security deposits	122,858	126,001
Loans held for sale	26,689	86,153
Other	685,420	609,624

Total	4,992,329	5,731,634

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions (1)	1,400,141	1,410,785
Other	481,809	455,789
Guaranteed trust principal (2)	683,324	761,685
Collateral accepted:
Collateral accepted for derivative transactions	671,691	598,524
Margins accepted for futures contracts	307,066	325,038
Unearned income (3)	134,666	130,916
Factoring amounts owed to customers	53,488	—
Other	1,294,340	1,022,858

Total	5,026,525	4,705,595

Notes:
(1)

Receivables from brokers, dealers and customers for securities transactions include ¥315,870 million and ¥372,395 million of such receivables of consolidated VIEs at March 31, 2017 and 2018, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payables to brokers, dealers and customers for securities transactions include ¥325,090 million and ¥422,060 million of such payables of consolidated VIEs at March 31, 2017 and 2018, respectively.
(2)	Guaranteed trust principal is the liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 25 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.
(3)	Unearned income is primarily comprised of refundable loan fees received from consumer loan customers when loans are made. This income is being deferred and recognized in earnings over the life of the loan.

14. Preferred stock

The composition of preferred stock at March 31, 2016, 2017 and 2018 is as follows:

2016	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized (1)	Issued	In treasury
	(in millions of yen)				(in yen)
Eleventh series class XI preferred stock (2)	914,752	914,752,000	914,752,000	815,828,400	1,000	Yes
First series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (4)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—

Total	914,752		914,752,000	815,828,400

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2017	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized (1)	Issued	In treasury
	(in millions of yen)				(in yen)
Class XI preferred stock	—	914,752,000	—	—	—	—
First series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (4)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—

Total	—		—	—

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2018	Aggregate amount	Number of shares			Liquidation value per share	Convertible or not
Class of stock		Authorized (1)	Issued	In treasury
	(in millions of yen)				(in yen)
First series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Second series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Third series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
Fourth series class XIV preferred stock (3)	—	900,000,000	—	—	—	—
First series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Second series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Third series class XV preferred stock (4)	—	900,000,000	—	—	—	—
Fourth series class XV preferred stock (4)	—	900,000,000	—	—	—	—
First series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Second series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Third series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—
Fourth series class XVI preferred stock (5)	—	1,500,000,000	—	—	—	—

Total	—		—	—

Notes:
(1)	The total number of shares authorized to be issued was 4,214,752,000 shares at March 31, 2016 and 2017, and 3,300,000,000 shares at March 31, 2018.
(2)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted into common stock but not yet cancelled.
(3)	The total number of authorized shares for each series of class XIV preferred stock cannot exceed 900,000,000.
(4)	The total number of authorized shares for each series of class XV preferred stock cannot exceed 900,000,000.
(5)	The total number of authorized shares for each series of class XVI preferred stock cannot exceed 1,500,000,000.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2013, MHFG newly authorized class XIV preferred stock, class XV preferred stock and class XVI preferred stock to meet the requirements of Basel III. Under Basel III, in order for preferred stock issued by a bank holding company to be included as its regulatory capital under the capital adequacy requirements, the terms and conditions of the preferred stock are required to include a provision that in the event the bank holding company is considered to be non-viable, (1) a write-off of the relevant preferred stock or (2) a conversion of the relevant preferred stock into common stock shall be effected (loss-absorption clause). In respect of class XI preferred stock, which was authorized before the implementation of Basel III in the articles of incorporation of MHFG, it was not possible to include the foregoing loss-absorption clause in the terms and conditions of that preferred stock under the current provisions of the articles of incorporation. Therefore, class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly authorized so that the foregoing loss-absorption clause can be included in the terms and conditions of class XIV preferred stock, class XV preferred stock and class XVI preferred stock by a resolution of the board of directors relating to the issuance of the relevant preferred stock. Besides the foregoing loss-absorption clause, provisions regarding the preferred stock dividends, distribution of residual assets, acquisition clause and rights to request acquisition in respect of class XIV preferred stock, class XV preferred stock and class XVI preferred stock were newly established. In addition, each of class XIV preferred stock, class XV preferred stock and class XVI preferred stock was established in multiple series as a separate class of shares in order to enable MHFG to issue that preferred stock in multiple series.

The following table shows the changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2016, 2017 and 2018:

Class of stock	Issued shares at March 31, 2015	Net change	Issued shares at March 31, 2016	Net change	Issued shares at March 31, 2017	Net change	Issued shares at March 31, 2018
	(number of shares)
Eleventh series class XI preferred stock (Note)	914,752,000	—	914,752,000	(914,752,000)	—	—	—

Total	914,752,000	—	914,752,000	(914,752,000)	—	—	—

Class of stock	Aggregate amount at March 31, 2015	Net change	Aggregate amount at March 31, 2016	Net change	Aggregate amount at March 31, 2017	Net change	Aggregate amount at March 31, 2018
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	—	914,752	(914,752)	—	—	—

Total	914,752	—	914,752	(914,752)	—	—	—

Note:	In July 2016, all shares of the eleventh series class XI preferred stock were converted into common stock and cancelled.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Common stock

The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(shares)
Balance at beginning of fiscal year	24,621,897,967	25,030,525,657	25,386,307,945
Issuance of new shares of common stock due to conversion of Eleventh series class XI preferred stock	403,667,690	349,677,288	—
Issuance of new shares of common stock due to exercise of stock acquisition rights	4,960,000	6,105,000	3,337,000

Balance at end of fiscal year	25,030,525,657	25,386,307,945	25,389,644,945

16. Dividends

The amount available for dividends under Japan’s Companies Act is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2018, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,549 million, ¥1,196,478 million and ¥1,906,557 million, respectively, under Japanese GAAP.

Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2018 was ¥1,200,791 million, of which ¥1,196,441 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2018, was ¥1,897,194 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum Common Equity Tier 1 capital ratio of 4.5% for capital adequacy purposes under the rules in Basel III. See Note 18 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows dividends on preferred stock and common stock during the fiscal years ended March 31, 2016, 2017 and 2018:

2016	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	3,572
Common stock	7.75	191,693

Total		195,265

2017	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock (Note)	10	989
Common stock	7.50	189,013

Total		190,002

2018	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Common stock	7.50	190,361

Note:	In July 2016, all shares of the eleventh series class XI preferred stock were converted into common stock and cancelled. Consequently, the amount for the fiscal year does not include interim dividends.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Accumulated other comprehensive income

Changes in each component of AOCI for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
	(in millions of yen)
AOCI, balance at beginning of fiscal year, previously reported	2,041,005	1,469,308	1,521,163
Cumulative effect of change in accounting principles	—	330	—
AOCI, balance at beginning of fiscal year, adjusted	2,041,005	1,469,638	1,521,163
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year, previously reported	1,747,607	1,409,459	1,461,302
Cumulative effect of change in accounting principles	—	(85)	—
Balance at beginning of fiscal year, adjusted	1,747,607	1,409,374	1,461,302
Unrealized holding gains (losses) during year	(189,479)	273,844	282,141
Less: reclassification adjustments for losses (gains) included in net income	(148,669)	(221,916)	(186,858)

Change during year	(338,148)	51,928	95,283

Balance at end of fiscal year	1,409,459	1,461,302	1,556,585
Foreign currency translation adjustments:
Balance at beginning of fiscal year, previously reported	129,179	6,310	(5,535)
Cumulative effect of change in accounting principles	—	415	—
Balance at beginning of fiscal year, adjusted	129,179	6,725	(5,535)
Foreign currency translation adjustments during year	(122,081)	(11,920)	(26,936)
Less: reclassification adjustments for losses (gains) included in net income	(788)	(340)	(2,605)

Change during year	(122,869)	(12,260)	(29,541)

Balance at end of fiscal year	6,310	(5,535)	(35,076)
Pension liability adjustments:
Balance at beginning of fiscal year	164,219	53,539	65,396
Unrealized gains (losses) during year	(107,497)	11,561	157,737
Less: reclassification adjustments for losses (gains) included in net income	(3,183)	296	(2,748)

Change during year	(110,680)	11,857	154,989

Balance at end of fiscal year	53,539	65,396	220,385
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	(571,697)	51,525	220,731

AOCI, balance at end of fiscal year	1,469,308	1,521,163	1,741,894

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2018:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	269,808	(82,828)	186,980	(122)	186,858	Investment gains (losses)—net
Foreign currency translation adjustments	2,605	—	2,605	—	2,605	Investment gains (losses)—net
Pension liability adjustments	2,560	190	2,750	(2)	2,748	Salaries and employee benefits

Total	274,973	(82,638)	192,335	(124)	192,211

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented under the heading “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income attributable to noncontrolling interests in the consolidated statements of income, respectively.

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

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Basel Committee on Banking Supervision (“BCBS”) and are intended to further strengthen the soundness and stability of Japanese banks. In December 2010, BCBS issued the Basel III rules text (later revised in June 2011, January 2013, October 2014 and December 2017), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of BCBS, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. The framework of Basel III is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline. Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

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

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. The MHFG Group’s existing preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2018 being ¥577.5 billion) and existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2018 being ¥674.8 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in from January 2016 and will be fully implemented by January 2019. The Group was included in the list of G-SIBs updated in November 2017 and was allocated to the category that would require 1.0% of additional loss absorbency.

In November 2015, the Financial Service Agency published the revised capital adequacy guidelines to introduce the Basel III rules text regarding the capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and domestic systemically important banks

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In December 2015, the Financial Service Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. The Group was designated as both a G-SIB and a D-SIB, and the additional loss absorption capacity requirement applicable to the Group was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the FSB, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

Regulatory adjustments such as goodwill and other intangibles, and defined benefit pension fund assets and liabilities, are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of the deductions, and became fully effective in March 2018.

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Phase-in of deductions from capital	80.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Phase out of recognition of capital instruments that no longer qualify as capital	50.0%	40.0%	30.0%	20.0%	10.0%	0.0%
Capital conservation buffer	1.25%	1.875%	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.00%	0.01%	0.01%	0.01%	0.01%	0.01%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	0.50%	0.75%	1.0%	1.0%	1.0%	1.0%

Notes:

(1)	Figures assume that the countercyclical capital buffer will continue to be 0.01% after March 2018.
(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2017 and 2018 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2017		2018
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (Note)	3,857	6.25	4,247	7.135
Actual	7,002	11.34	7,437	12.49
Tier 1 capital:
Required (Note)	4,783	7.75	5,140	8.635
Actual	8,212	13.30	9,192	15.44
Total risk-based capital:
Required (Note)	6,017	9.75	6,331	10.635
Actual	10,051	16.28	10,860	18.24
MHBK:
Common Equity Tier 1 capital:
Required	2,541	4.50	2,400	4.50
Actual	6,304	11.16	6,584	12.34
Tier 1 capital:
Required	3,388	6.00	3,200	6.00
Actual	7,536	13.34	8,330	15.61
Total risk-based capital:
Required	4,517	8.00	4,267	8.00
Actual	9,149	16.20	9,881	18.52
MHTB:
Common Equity Tier 1 capital:
Required	112	4.50	112	4.50
Actual	466	18.73	498	19.99
Tier 1 capital:
Required	149	6.00	149	6.00
Actual	466	18.73	499	20.05
Total risk-based capital:
Required	199	8.00	199	8.00
Actual	485	19.47	505	20.28
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,432	4.50	2,312	4.50
Actual	6,057	11.20	6,330	12.32
Tier 1 capital:
Required	3,243	6.00	3,082	6.00
Actual	7,316	13.53	8,081	15.73
Total risk-based capital:
Required	4,324	8.00	4,109	8.00
Actual	8,938	16.53	9,619	18.72
MHTB:
Common Equity Tier 1 capital:
Required	113	4.50	112	4.50
Actual	475	18.98	504	20.28
Tier 1 capital:
Required	150	6.00	149	6.00
Actual	475	18.98	504	20.28
Total risk-based capital:
Required	200	8.00	199	8.00
Actual	493	19.70	509	20.50

Note:	The required ratios disclosed above, at March 31, 2017 and 2018, include the transitional capital conservation buffer of 1.25% and 1.875%, respectively, the countercyclical capital buffer of 0% and 0.01%, respectively, and the transitional additional loss absorbency requirements for G-SIBs and D-SIBs of 0.5% and 0.75%, respectively, which are all both in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

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

Management believes, as of March 31, 2018, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

19. Earnings per common share

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	850,492	362,440	577,608
Less: Net income attributable to preferred shareholders	2,430	—	—

Net income attributable to common shareholders	848,062	362,440	577,608

Effect of dilutive securities:
Convertible preferred stock	2,430	—	—

Net income attributable to common shareholders after assumed conversions	850,492	362,440	577,608

	2016	2017	2018
	(thousands of shares)
Shares:
Weighted average common shares outstanding	24,806,161	25,285,899	25,366,345

Effect of dilutive securities:
Convertible preferred stock (Note)	563,044	82,993	—
Stock options	17,828	11,410	7,586

Weighted average common shares after assumed conversions	25,387,033	25,380,302	25,373,931

	2016	2017	2018
	(in yen)
Amounts per common share:
Basic net income per common share	34.19	14.33	22.77

Diluted net income per common share	33.50	14.28	22.76

Note:	The number of common shares after assumed conversion of the convertible preferred stock is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Income taxes

Income tax expense

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions of yen)
Current:
Domestic	162,408	130,164	130,573
Foreign	61,009	68,512	47,020

Total current tax expense	223,417	198,676	177,593

Deferred:
Domestic	127,185	(99,831)	58,078
Foreign	(4,060)	(7,601)	1,933

Total deferred tax expense (benefit)	123,125	(107,432)	60,011

Total income tax expense	346,542	91,244	237,604

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2016, 2017 and 2018. The detailed amounts recorded directly in Equity are as follows:

	2016	2017	2018
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(97,339)	112,467	123,186
Less: reclassification adjustments	(65,207)	(97,729)	(82,828)

Total	(162,546)	14,738	40,358

Foreign currency translation adjustments:
Unrealized gains (losses)	126	—	—
Less: reclassification adjustments	—	—	—

Total	126	—	—

Pension liability adjustments:
Unrealized gains (losses)	(51,661)	4,785	66,331
Less: reclassification adjustments	(1,317)	178	190

Total	(52,978)	4,963	66,521

Total tax effect before allocation to noncontrolling interests	(215,398)	19,701	106,879

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Income tax expense

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016		2017		2018
	(in millions of yen, except tax rates)
Income before income tax expense	1,196,605		480,375		839,298
Effective statutory tax rate	33.06%		30.86%		30.86%

Income tax calculated at the statutory tax rate	395,598		148,244		259,007
Income not subject to tax	(12,888)		(7,521)		(9,312)
Expenses not deductible for tax purposes	1,521		1,483		1,421
Tax rate differentials of subsidiaries	(2,208)		(2,165)		(2,696)
Change in valuation allowance	(1,897)		112,781	(2)	(9,102)
Change in undistributed earnings of subsidiaries	(16,112)		5,217		(1,972)
Change in net operating loss carryforwards resulting from intercompany capital transactions	(1,446)		647		—
Effect of enacted change in tax rates	(7,976	) (1)	—		6,863 (3)
Reversal of outside basis differences	—		(159,119	) (2)	—
Other	(8,050)		(8,323)		(6,605)

Income tax expense	346,542		91,244		237,604

Notes:

(1)	On March 29, 2016, the National Diet of Japan approved a bill affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rate in respect of MHFG’s tax returns for the fiscal year ended March 31, 2017 was reduced to 30.86% from the previous rate of 32.26%, and the statutory tax rate for the fiscal year ended March 31, 2018 was the same rate. In addition, the tax rate for the fiscal years ending March 31, 2019 and thereafter will be 30.62%. The decrease in the Group’s balance of net deferred tax liabilities, reflecting such tax rate reductions, was recognized as a reduction to Income tax expense in the fiscal year ended March 31, 2016.
(2)	These amounts for the fiscal year ended March 31, 2017 represent mainly the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring and the related increase in the valuation allowance.
(3)	On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act, which includes a reduction in the U.S. federal corporate income tax rate from 35% to 21%. The decrease in the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized as an increase to Income tax expense in the fiscal year ended March 31, 2018. On the same day, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, which specifies, among other things, that reasonable estimates of the income tax effects of tax legislation should be used, if determinable, and provides for a measurement period not to exceed 12 months for those estimates to be finalized. Modifications to the Group’s estimates may occur.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities

The components of net deferred tax assets (liabilities) at March 31, 2017 and 2018 are as follows:

	2017	2018
	(in millions of yen)
Deferred tax assets:
Investments	497,629	453,880
Allowance for loan losses	184,366	126,977
Derivative financial instruments	14,537	53,336
Premises and equipment	3,594	4,896
Trading securities	30,841	1,988
Net operating loss carryforwards (1) (2)	452,166	178,256
Other	190,083	204,005

	1,373,216	1,023,338
Valuation allowance (1) (2)	(438,344)	(163,358)

Deferred tax assets, net of valuation allowance	934,872	859,980

Deferred tax liabilities:
Available-for-sale securities	724,160	764,497
Prepaid pension cost and accrued pension liabilities	195,620	255,239
Undistributed earnings of subsidiaries	17,161	15,189
Other	74,886	74,170

Deferred tax liabilities	1,011,827	1,109,095

Net deferred tax assets (liabilities)	(76,955)	(249,115)

Notes:

(1)	The amount includes ¥271,266 million related to MHFG’s net operating loss carryforwards resulting mainly from intercompany capital transactions as of March 31, 2017. The tax effect of the net operating loss carryforwards is offset by a full valuation allowance because MHFG experienced a significant expiration of net operating loss carryforwards of ¥1,262 billion in March 2013, which is negative evidence outweighing any positive evidence. Furthermore, MHFG is a holding company whose primary sources of future taxable income are management fees from subsidiaries that are not sufficient to realize deferred tax assets related to the net operating loss carryforwards. A portion of the net operating loss carryforwards of ¥264,234 million that expired as of March 31, 2018, resulted in a significant decrease in the deferred tax asset on the net operating loss carryforward.
(2)	The amount includes ¥115,698 million and ¥110,729 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2017 and 2018, respectively. The tax effect of the net operating loss carryforwards is substantially offset by ¥90,204 million and ¥86,189 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2017 and 2018:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2017
Japan (1)	388	(362)	26
The United States	15	(3)	12
The United Kingdom (2)	46	(46)	—
Others	3	(3)	—

Total	452	(414)	38

2018
Japan (3)	117	(88)	29
The United States	10	(1)	9
The United Kingdom (2)	48	(48)	—
Others	3	(2)	1

Total	178	(139)	39

Notes:

(1)	¥265 billion of the Japan deferred tax assets of ¥388 billion is related to MHFG, which is offset by a full valuation allowance, and expired during the fiscal year ended March 31, 2018. In addition, ¥116 billion of the Japan deferred tax assets is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.
(2)	The United Kingdom net operating loss carryforwards may be carried forward indefinitely for tax purposes.
(3)	¥4 billion of the Japan deferred tax assets of ¥117 billion is related to MHFG, the significant decrease in gross deferred tax and corresponding valuation allowance from the prior year is due to an expiration of the net operating loss carryforwards. ¥111 billion of the Japan deferred tax assets is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.

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

A valuation allowance is recorded against deferred tax assets as of the balance sheet date to the extent the Group estimates it is more likely than not that sufficient future taxable income is not available to realize such deferred tax assets. As the Group does not apply a consolidated taxation system, with a few exceptions of certain subsidiaries, deferred tax assets and liabilities are calculated separately for each legal entity. Therefore, changes in the valuation allowance are primarily due to changes in deductible temporary differences, net operating loss carryforwards and the estimated availability of future taxable income sources of each entity.

In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2018, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.

The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2018. As it pertains to each entity with a cumulative loss, a valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

Change in valuation allowance

The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions of yen)
Balance at beginning of fiscal year	388,551	339,922	438,344
Changes that directly affected Income tax expense	(1,897)	112,781	(9,102)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	—	(264,234)
Others	(46,732)	(14,359)	(1,650)

Total	(46,732)	(14,359)	(265,884)

Balance at end of fiscal year	339,922	438,344	163,358

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The decrease in the fiscal year ended March 31, 2018 of ¥9,102 million in the valuation allowance that directly affected Income tax expense was primarily related to an increase of the realizability of deferred tax assets of MHFG’s subsidiaries.

Net operating loss carryforwards

At March 31, 2018, the MHFG Group had net operating loss carryforwards totaling ¥723 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2019	4
2020	—
2021	—
2022	—
2023	16
2024 and thereafter (Note)	703

Total	723

Note:	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.

In addition, included in the net operating loss carryforwards in the above table are MHSC’s net operating loss carryforwards of ¥362 billion resulting mainly from the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring. The tax loss was recorded at MHSC in accordance with Japanese tax law. The net operating loss carryforwards due to this restructuring are to expire in March 31, 2026.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in income tax

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	1,632	1,300	1,867

Gross amount of increases (decreases) related to positions taken during prior years	(415)	167	224
Gross amount of increases related to positions taken during the current year	181	409	351
Amount of decreases related to settlements	—	—	—
Foreign exchange translation	(98)	(9)	(97)

Total unrecognized tax benefits at end of fiscal year	1,300	1,867	2,345

The total amount of unrecognized tax benefits including ¥506 million, ¥675 million and ¥888 million of interest and penalties was ¥1,300 million, ¥1,867 million and ¥2,345 million at March 31, 2016, 2017 and 2018, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2009, 2002 and 2015, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

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

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2016, 2017 and 2018 were ¥2,820 million, ¥3,141 million and ¥2,511 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost and funded status

The following table presents the components of net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2016, 2017 and 2018:

	2016	2017	2018
	(in millions of yen)
Service cost-benefits earned during the fiscal year	38,032	44,367	43,649
Interest costs on projected benefit obligations	10,479	5,724	7,471
Expected return on plan assets	(40,603)	(35,969)	(34,916)
Amortization of prior service cost (benefits)	(195)	(195)	214
Amortization of net actuarial loss (gain)	(4,108)	780	411
Special termination benefits	4,456	3,857	3,960

Net periodic benefit cost	8,061	18,564	20,789

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2017 and 2018 are summarized as follows:

	2017	2018
	(in millions of yen)
Net actuarial gain (loss)	15,645	216,777
Amortization of net actuarial loss (gain)	780	411
Prior service benefits (cost)	—	(348)
Amortization of prior service cost (benefits)	(195)	214

Total recognized in other comprehensive income (loss) before-tax	16,230	217,054

As of March 31, 2018, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service costs and actuarial gain over the next fiscal year, are estimated to be ¥152 million and ¥7,879 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2016	2017	2018
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.37%	0.47%	0.43%
Rates of increase in future compensation levels	1.80-4.80%	1.80-4.80%	1.80-4.80%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.76%	0.37%	0.47%
Rates of increase in future compensation levels	2.00-4.80%	1.80-4.80%	1.80-4.80%
Expected rates of return on plan assets	1.95%	1.73%	1.58%

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2017 and 2018 for the plans of MHFG and its subsidiaries:

	2017	2018
	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,495,208	1,545,893
Service cost	44,367	43,649
Interest cost	5,724	7,471
Plan participants’ contributions	1,215	1,233
Amendments	—	348
Actuarial loss (gain)	67,335	30,633
Foreign exchange translation	(2,159)	(32)
Benefits paid	(51,899)	(53,167)
Lump-sum payments	(13,898)	(16,672)

Benefit obligations at end of fiscal year	1,545,893	1,559,356

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,082,996	2,200,812
Actual return (negative return) on plan assets	118,714	280,251
Foreign exchange translation	(3,273)	(113)
Partial withdrawal of assets from employee retirement benefits trusts (Note)	—	(66,565)
Employer contributions	53,059	43,279
Plan participants’ contributions	1,215	1,233
Benefits paid	(51,899)	(53,167)

Fair value of plan assets at end of fiscal year	2,200,812	2,405,730

Funded status	654,919	846,374

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	682,592	874,191
Accrued pension liability	(27,673)	(27,817)

Net amount recognized	654,919	846,374

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	(1,220)	(1,352)
Net actuarial gain (loss)	74,044	291,230

Net amount recognized	72,824	289,878

Note:	During the fiscal year ended March 31, 2018, a subsidiary of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2018. No gains or losses have been recognized as a result of this transaction.

The aggregated accumulated benefit obligations of these plans were ¥1,544,039 million and ¥1,559,356 million, as of March 31, 2017 and 2018, respectively. The defined benefit plans generally employ a multi-variable and non-linear formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the fiscal year ended March 31, 2017, the Group incorporated employee-level improvements in the mortality indicators used in the pension benefit calculation, which resulted in an increase of the benefit obligations of ¥79,861 million.

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2017 and 2018:

	2017	2018
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	57,980	59,319
Fair value of plan assets	30,306	31,503
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	56,125	59,319
Fair value of plan assets	30,306	31,503

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

Investment policies and asset allocation

In managing plan assets, the MHFG Group determines the appropriate levels of risk that the Group can assume under the given circumstances to maximize the investment returns from a long-term perspective while ensuring that the sufficient funds will be available to plan participants and beneficiaries. Generally, the investment returns are relative to the risks involved. In considering the maximum levels of risk that the MHFG Group can assume, it primarily considers the following factors; the employers’ burden of maintaining the benefit plans based on the design of the plans and future plan contributions, the age distribution of the plan participants and beneficiaries, the financial conditions of the employers, and the employers’ ability to absorb future variability in plan premiums. The long-term asset allocation to each asset category such as Japanese equity securities, Japanese debt securities, foreign equity securities and foreign debt securities is determined based upon the optimal portfolio, which is estimated to yield the maximum return within the range of an acceptable level of risk. Additionally, the asset allocation is reviewed whenever there are large fluctuations in pension plan liabilities caused by modifications of pension plans, or there are changes in the market environment. When selecting an investment in each asset category, the MHFG Group takes into consideration credit standing of an investee, concentration of credit risk to a certain investee and liquidity of a financial instrument among other things. The investments in each asset category are further diversified across funds, strategies and sectors along with other things. There is no significant investment in a single investee except Japanese government bonds.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2018 is as follows:

Asset category	Asset ratio
Japanese equity securities	5.00%
Japanese debt securities	34.00%
Foreign equity securities	25.00%
Foreign debt securities	23.00%
General account of life insurance companies	11.00%
Other	2.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest rates.

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2017 and 2018, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 28 “Fair value”.

	2017					2018
	Level 1		Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	1,162		—	—	1,162	1,330		—	—	1,330
Pooled funds (2)	10		—	—	10	10		9	—	19
Japanese debt securities:
Government bonds	254		—	—	254	184		—	—	184
Pooled funds (2)	—		2	—	2	—		4	—	4
Other	—		25	—	25	—		25	—	25
Foreign equity securities:
Common stocks	111		—	—	111	108		—	—	108
Pooled funds (2)	—		2	—	2	—		5	—	5
Foreign debt securities:
Government bonds	68		3	—	71	175		6	—	181
Pooled funds (2)	—		7	—	7	—		9	—	9
Other	—		16	—	16	—		16	—	16
General account of life insurance companies (3)	—		124	—	124	—		110	—	110
Other	78	(4)	1	—	79	92	(4)	—	—	92
Plan assets measured at net asset value (5)					338					323

Total assets at fair value	1,683		180	—	2,201	1,899		184	—	2,406

Notes:

(1)	This class represents equity securities held in the employee retirement benefit trusts of ¥1,162 billion and ¥1,330 billion carried at fair value at March 31, 2017 and 2018, respectively, which are well-diversified across industries.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at fair value and can be redeemed within a short-term period upon request.
(3)	Investments in this class are measured at conversion value, which is equivalent to fair value.
(4)	Amounts primarily include cash and short-term assets carried at fair value.
(5)	In accordance with ASC 820, certain plan assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2017 and 2018.

Contributions

The total contribution of approximately ¥52 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2019, based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2019	67,291
2020	69,087
2021	70,332
2022	71,041
2023	71,662
2024-2028	353,649

22. Stock-based compensation

Stock options

MHFG, MHBK, MHTB and MHSC have stock options, in the form of stock acquisition rights, for directors (excluding the outside directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”).

In this plan (“MHFG Stock Plan”), 1,000 shares of MHFG common stock shall be issued or transferred upon exercise of each of the stock acquisition rights. The exercise price is 1 yen per share. The contractual term of the stock acquisition rights is 20 years. A holder may exercise the stock acquisition rights only after the date on which such holder loses the status as a Director of MHFG, MHBK, MHTB or MHSC.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2018:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	10,819,000	1
Exercised during fiscal year	3,603,000	1

Outstanding at end of fiscal year	7,216,000	1	15.36	1,374

Exercisable at end of fiscal year	—	—	—	—

There were no non-vested stock options remaining as of March 31, 2018.

In May, 2015, MHFG discontinued the stock option program. Thereafter, MHFG has not issued any new stock options.

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

The following table presents activities related to the performance-based stock compensation for the fiscal year ended March 31, 2018:

	Number of shares	Weighted-average grant-date fair value
		(per share in yen)
Outstanding as of March 31, 2017	9,000,000	158.68
Granted during fiscal year	8,130,000	196.94
Vested during fiscal year	3,810,594	158.68
Forfeited during fiscal year	—	—
Outstanding as of March 31, 2018	13,319,406	182.04

The weighted average grant date fair value of the performance-based stock compensation for the fiscal years ended March 31, 2017 and 2018 were ¥158.68 and ¥196.94, respectively.

The total fair value of the performance-based stock compensation that vested for the fiscal year ended March 31, 2018 was ¥782 million. There was no performance-based stock compensation that vested prior to the fiscal year ended March 31, 2018.

The shares of MHFG common stock were acquired from the stock market by the trustee by using the money entrusted to the Compensation Committee. The total amount of the common stock was ¥2,425 million.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The compensation cost with regard to the performance-based stock compensation is determined based upon the fair value of shares of MHFG common stock as of grant date and is recognized over three year deferral period on a straight-line basis. The compensation cost recognized in this performance-based stock compensation program for the fiscal years ended March 31, 2017 and 2018 were ¥354 million and ¥868 million, respectively.

As of the fiscal year ended March 31, 2018, the total compensation cost related to non-vested awards not yet recognized is ¥1,806 million, and this cost will be recognized over 1.92 years.

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

Notional and fair value amounts of derivative instruments

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2017 and 2018. The fair values of derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2017	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	961,518	—	8,506	—	8,473
Foreign exchange contracts	167,698	2	2,743	—	2,611
Equity-related contracts	4,177	—	134	5	224
Credit-related contracts	3,696	—	35	—	36
Other contracts	360	—	23	—	22

Total	1,137,449	2	11,441	5	11,366

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2018	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,004,169	—	7,176	—	7,143
Foreign exchange contracts	155,832	2	2,695	—	2,382
Equity-related contracts	6,189	—	197	9	142
Credit-related contracts	2,708	—	18	—	21
Other contracts	335	—	23	—	19

Total	1,169,233	2	10,109	9	9,707

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥973 billion and ¥672 billion at March 31, 2017, and ¥981 billion and ¥599 billion at March 31, 2018, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2016, 2017 and 2018:

	Gains (losses) recorded in income
2016	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	14,623	(18,224)	—	(3,601)

Total	14,623	(18,224)	—	(3,601)

	Gains (losses) recorded in income
2017	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(14,747)	11,393	—	(3,354)

Total	(14,747)	11,393	—	(3,354)

	Gains (losses) recorded in income
2018	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(23,832)	19,631	—	(4,201)

Total	(23,832)	19,631	—	(4,201)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2016, 2017 and 2018:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2016		2017		2018
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	46,697	696	16,767	47	(30)	90

Total	46,697	696	16,767	47	(30)	90

Note:	Related to the effective portion of net investment hedges, gains of ¥345 million and ¥41 million were reclassified from Accumulated other comprehensive income to earnings for the fiscal years ended March 31, 2016 and 2017, respectively. No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the fiscal year ended March 31, 2018.

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

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2016, 2017 and 2018:

	Gains (losses) recorded in income
	2016	2017	2018
	(in millions of yen)
Interest rate contracts	319,225	(209,361)	(63,260)
Foreign exchange contracts	65,101	37,129	61,046
Equity-related contracts (1)	21,571	5,131	(94,607)
Credit-related contracts (2)	(6,960)	(6,694)	(2,830)
Other contracts	2,015	742	6,330

Total	400,952	(173,053)	(93,321)

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Amounts include the net loss of ¥5,230 million, ¥7,594 million and ¥754 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

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

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2017 and 2018:

	2017		2018
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,546	21	1,105	15
Non-investment grade	298	1	197	4

Total	1,844	22	1,302	19

Credit protection purchased	1,994	(23)	1,541	(22)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2017 and 2018:

	Maximum payout/Notional amount
	2017	2018
	(in billions of yen)
One year or less	507	329
After one year through five years	1,020	831
After five years	317	142

Total	1,844	1,302

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

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

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2017 and 2018:

	2017	2018
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	698	572
Collateral provided to counterparties in the normal course of business	658	593
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered (Note)	40	—

Note:	There was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2018.

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

Carrying amount

The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2017 and 2018 was ¥249 billion and ¥82 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥228 billion and ¥62 billion at March 31, 2017 and 2018, respectively.

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2017 and 2018. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

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

2017	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,243	1,246	828	169
Guarantees on loans	278	147	20	111
Guarantees on securities	175	37	138	—
Other guarantees	1,823	1,246	513	64
Guarantees for the repayment of trust principal	730	654	52	24
Liabilities of trust accounts	15,177	14,927	82	168
Derivative financial instruments	14,415	6,066	6,603	1,746

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2018	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,165	1,084	908	173
Guarantees on loans	241	123	28	90
Guarantees on securities	164	32	132	—
Other guarantees	2,210	1,555	614	41
Guarantees for the repayment of trust principal	709	639	49	21
Liabilities of trust accounts	13,861	13,546	149	166
Derivative financial instruments	11,654	4,911	4,996	1,747

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2017 and 2018:

	2017	2018
	(in billions of yen)
Investment grade	3,477	3,930
Non-investment grade	1,042	850

Total	4,519	4,780

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2017 and 2018:

	2017	2018
	(in billions of yen)
Commitments to extend credit (Note)	76,678	78,448
Commercial letters of credit	522	690

Total	77,200	79,138

Note:	Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

The amounts of allowance for losses on off-balance-sheet instruments at March 31, 2017 and 2018 were ¥120 billion and ¥90 billion, respectively, and were included in Other liabilities.

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. The lease periods for these leases range from less than 1 year to around 30 years. These leases include cancellation clauses with penalties of a maximum of approximately 5 years-worth of rentals and/or periodic adjustment clauses of rentals. The table below shows future minimum lease payments for capitalized leases and future minimum rental payments for operating leases at March 31, 2018:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2019	11,974	51,996
2020	9,879	44,413
2021	7,233	37,896
2022	4,307	32,233
2023	2,496	22,558
2024 and thereafter	991	56,897

Total minimum lease/rental payments	36,880	245,993

Amount representing interest	870

Present value of minimum lease payments	36,010

Total rental expense for the fiscal years ended March 31, 2016, 2017 and 2018 was ¥118,400 million, ¥113,991 million and ¥117,270 million, respectively.

MHFG leases its head office from a third party and accounts for the lease arrangement as an operating lease.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years for total rental payments for these periods of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009, 2011, 2012 and 2014, and the total rental payments for these periods increased to ¥282,832 million, as a consequence. The MHFG Group accounted for the transactions as operating leases. The future minimum rental payments under the terms of the related lease agreements were ¥49,883 million, ¥41,430 million and ¥32,977 million at March 31, 2016, 2017 and 2018, respectively.

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

25. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2017 and 2018:

	Consolidated VIEs	Significant unconsolidated VIEs
2017	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,031	—	—
Asset-backed securitizations	629	108	11
Investments in securitization products	375	445	154
Investment funds	2,188	3,895	463
Trust arrangements and other	23	—	—

Total	5,246	4,448	628

	Consolidated VIEs	Significant unconsolidated VIEs
2018	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,185	—	—
Asset-backed securitizations	627	78	5
Investments in securitization products	374	—	—
Investment funds	2,661	1,891	533
Trust arrangements and other	21	—	—

Total	5,868	1,969	538

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2017 and 2018:

Assets on balance sheets related to unconsolidated VIEs:	2017	2018
	(in billions of yen)
Trading account assets	85	89
Investments	254	210
Loans	237	163

Total	576	462

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2017	2018
	(in billions of yen)
Payables under securities lending transactions	31	38
Trading account liabilities	1	1

Total	32	39

Maximum exposure to loss (Note)	628	538

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

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

Upon the adoption of ASU No.2015-02, the Group newly consolidated certain investment funds that had not been consolidated prior to April 1, 2016, which had the impact of increasing total assets primarily consisting of Trading account assets by ¥16 billion, and noncontrolling interests by ¥16 billion, respectively. On the other hand, the Group deconsolidated certain investment funds that had been consolidated prior to April 1, 2016, which had the impact of decreasing total assets by ¥54 billion, total liabilities by ¥27 billion, and noncontrolling interests by ¥27 billion, respectively. In addition, the Group determined that certain limited partnerships and similar entities that had been voting interest entities prior to April 1, 2016 are significant unconsolidated VIEs. The amounts relating to significant unconsolidated VIEs as of March 31, 2017 and 2018 in the tables above include the amounts of these limited partnerships and similar entities.

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

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests (Refer to Note 11 “Due to trust accounts”). See Note 24 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2017 and 2018.

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

Funding Vehicles

The MHFG Group has established several wholly-owned off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥970 billion and ¥950 billion at March 31, 2017 and 2018, respectively.

Securitization

The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For the fiscal years ended March 31, 2016, 2017 and 2018, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2017 and 2018.

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥244 billion and ¥91 billion as of March 31, 2017, and ¥208 billion and ¥89 billion as of March 31, 2018, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

26. Fee and commission income

Details of Fee and commission income for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
	(in millions of yen)
Securities-related business	175,723	165,857	180,122
Deposits and lending business	143,763	164,573	156,426
Remittance business	109,859	108,368	110,054
Asset management business	61,803	79,426	100,765
Trust fees	50,496	47,379	51,868
Fees for other customer services	263,112	260,360	266,476

Total	804,756	825,963	865,711

Securities-related business fees consist of broker’s fees and markups on securities underwriting and other securities related activities. Remittance business fees consist of service charges for funds transfer and collections. Asset management business fees consist of investment trust management fees and investment advisory fees. Trust fees are earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, and other. Fees for other customer services include fees related to the MHFG Group’s agency business, guarantee related business, and other.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Trading account gains and losses

The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated available-for-sale securities for which the fair value option has been elected in accordance with ASC 825, “Financial Instruments” (“ASC 825”). Net trading gains (losses) for the fiscal years ended March 31, 2016, 2017 and 2018 are comprised of the following:

	2016	2017	2018
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	156,559	126,332	333,749
Derivative contracts:
Interest rate contracts	319,225	(209,361)	(63,260)
Foreign exchange contracts (1)	65,101	37,129	61,046
Equity-related contracts (2)	17,970	1,777	(98,807)
Credit-related contracts (3)	(1,731)	900	(2,076)
Other contracts	2,015	742	6,330

Total	559,139	(42,481)	236,982
Foreign exchange gains (losses)—net (4)	113,553	69,453	91,793

Net trading gains (losses)	672,692	26,972	328,775

Notes:

(1)	Amounts include gains and losses on currency swaps.
(2)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is included in the above table.
(3)	Amounts do not include the net loss of ¥5,230 million, ¥7,594 million and ¥754 million on the credit derivatives hedging the credit risk of loans during the fiscal years ended March 31, 2016, 2017 and 2018, respectively. The net loss is recorded in Other noninterest expenses.
(4)	Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments. Amounts on derivative instruments include gains and losses on forward foreign exchange contracts and currency options. Amounts on nonderivative instruments include translation gains and losses related to foreign currency-denominated available-for-sale securities for which the fair value option has been elected in accordance with ASC 825.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Valuation process

The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Available-for-sale securities”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2018, there were no significant changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Available-for-sale securities

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, ABS, and CLO, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Other investments

Other investments consist of investments held by consolidated investment companies. These companies typically hold investments in marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

Long-term debt

Fair value accounting is elected for certain long-term debt instruments. For a portion of these instruments, fair value is based on quoted prices for identical debt trading as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy. For the remaining instruments, the fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in “Derivative financial instruments” above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2017 and 2018, including those for which the MHFG Group has elected the fair value option, are summarized below:

2017	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,485	23	—	1,508
Japanese local government bonds	—	69	—	69
U.S. Treasury bonds and federal agency securities	2,883	80	—	2,963
Other foreign government bonds	1,127	457	—	1,584
Agency mortgage-backed securities	—	1,973	—	1,973
Residential mortgage-backed securities	—	—	15	15
Commercial mortgage-backed securities	—	3	—	3
Certificates of deposit and commercial paper	—	554	—	554
Corporate bonds and other	3	1,449	1,052	2,504
Equity securities	1,661	20	23	1,704
Trading securities measured at net asset value (2)				678
Derivative financial instruments:
Interest rate contracts	37	8,442	27	8,506
Foreign exchange contracts	28	2,709	8	2,745
Equity-related contracts	31	89	14	134
Credit-related contracts	—	33	2	35
Other contracts	1	11	11	23
Available-for-sale securities:
Japanese government bonds	9,543	720	—	10,263
Japanese local government bonds	—	284	—	284
U.S. Treasury bonds and federal agency securities	1,144	—	—	1,144
Other foreign government bonds	346	589	—	935
Agency mortgage-backed securities	—	843	—	843
Residential mortgage-backed securities	—	67	77	144
Commercial mortgage-backed securities	—	—	224	224
Japanese corporate bonds and other debt securities	—	1,834	174	2,008
Foreign corporate bonds and other debt securities	—	801	110	911
Equity securities (marketable)	3,717	84	—	3,801
Other investments	—	—	37	37

Total assets measured at fair value on a recurring basis	22,006	21,134	1,774	45,592

Liabilities:
Trading securities sold, not yet purchased	1,993	228	—	2,221
Derivative financial instruments:
Interest rate contracts	46	8,426	1	8,473
Foreign exchange contracts	20	2,591	—	2,611
Equity-related contracts	129	61	39	229
Credit-related contracts	—	34	2	36
Other contracts	1	10	11	22
Long-term debt (3)	—	903	593	1,496

Total liabilities measured at fair value on a recurring basis	2,189	12,253	646	15,088

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2018	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,375	43	—	1,418
Japanese local government bonds	—	107	—	107
U.S. Treasury bonds and federal agency securities	2,442	209	—	2,651
Other foreign government bonds	1,682	480	—	2,162
Agency mortgage-backed securities	—	1,799	—	1,799
Residential mortgage-backed securities	—	—	12	12
Certificates of deposit and commercial paper	—	643	—	643
Corporate bonds and other	25	1,992	1,013	3,030
Equity securities	1,642	—	23	1,665
Trading securities measured at net asset value (2)				705
Derivative financial instruments:
Interest rate contracts	39	7,089	48	7,176
Foreign exchange contracts	17	2,667	13	2,697
Equity-related contracts	82	110	5	197
Credit-related contracts	—	16	2	18
Other contracts	6	8	9	23
Available-for-sale securities:
Japanese government bonds	12,435	897	—	13,332
Japanese local government bonds	—	239	—	239
U.S. Treasury bonds and federal agency securities	686	—	—	686
Other foreign government bonds	355	703	—	1,058
Agency mortgage-backed securities	—	889	—	889
Residential mortgage-backed securities	—	65	54	119
Commercial mortgage-backed securities	—	—	441	441
Japanese corporate bonds and other debt securities	—	1,827	163	1,990
Foreign corporate bonds and other debt securities	—	799	80	879
Equity securities (marketable)	3,912	121	—	4,033
Other investments	—	—	38	38

Total assets measured at fair value on a recurring basis	24,698	20,703	1,901	48,007

Liabilities:
Trading securities sold, not yet purchased	2,777	618	4	3,399
Derivative financial instruments:
Interest rate contracts	42	7,074	27	7,143
Foreign exchange contracts	11	2,370	1	2,382
Equity-related contracts	81	69	1	151
Credit-related contracts	—	20	1	21
Other contracts	4	6	9	19
Long-term debt (3)	—	1,395	561	1,956

Total liabilities measured at fair value on a recurring basis	2,915	11,552	604	15,071

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2017 and 2018 were ¥33 billion and ¥31 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2017 and 2018:

2017	April 1, 2016	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2017	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	21	(1	)(2)	—		—	—	—	—	—	(5)	15	(1)
Commercial mortgage-backed securities	2	—	(2)	—		—	—	—	—	—	(2)	—	—
Corporate bonds and other	720	12	(2)	—		296	(39)	875	(555)	—	(257)	1,052	19
Equity securities	21	1	(2)	—		—	—	3	(2)	—	—	23	—
Derivative financial instruments, net (1):
Interest rate contracts	26	(2	)(2)	—		—	—	—	—	—	2	26	2
Foreign exchange contracts	7	7	(2)	—		—	—	—	—	—	(6)	8	1
Equity-related contracts	5	(31	)(2)	—		—	—	—	—	—	1	(25)	(35)
Credit-related contracts	(1)	1	(2)	—		—	—	—	—	—	—	—	—
Other contracts	1	—	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage-backed securities	123	—	(3)	(1	)(4)	—	—	—	(7)	—	(38)	77	—
Commercial mortgage-backed securities	187	—	(3)	1	(4)	—	—	63	(12)	—	(15)	224	—
Japanese corporate bonds and other debt securities	174	(1	)(3)	43	(4)	—	—	10	(19)	—	(33)	174	—
Foreign corporate bonds and other debt securities	108	1	(3)	(1	)(4)	—	(2)	10	—	—	(6)	110	—
Other investments	42	—	(3)	—		—	—	12	(3)	—	(14)	37	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		1	—	(54)	53	—	—	—	—
Long-term debt	623	20	(5)	—		21	(12)	(2)	1	278	(296)	593	18

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2018	April 1, 2017	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2018	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	15	—	(2)	—		—	—	—	—	—	(3)	12	—
Corporate bonds and other	1,052	(20	)(2)	—		123	(241)	1,082	(631)	—	(352)	1,013	(19)
Equity securities	23	(1	)(2)	—		—	—	2	(1)	—	—	23	—
Derivative financial instruments, net (1):
Interest rate contracts	26	(6	)(2)	—		—	—	—	—	—	1	21	(1)
Foreign exchange contracts	8	2	(2)	—		—	—	—	—	—	2	12	5
Equity-related contracts	(25)	1	(2)	—		—	—	—	—	—	28	4	12
Credit-related contracts	—	—	(2)	—		—	—	—	—	—	1	1	—
Other contracts	—	(1	)(2)	—		—	—	—	—	—	1	—	—
Available-for-sale securities:
Residential mortgage-backed securities	77	—	(3)	—	(4)	—	—	3	(6)	—	(20)	54	—
Commercial mortgage-backed securities	224	—	(3)	3	(4)	—	—	286	(69)	—	(3)	441	—
Japanese corporate bonds and other debt securities	174	11	(3)	(10	)(4)	—	—	17	—	—	(29)	163	11
Foreign corporate bonds and other debt securities	110	—	(3)	(1	)(4)	15	(46)	2	—	—	—	80	—
Other investments	37	—	(3)	—		—	—	14	(3)	—	(10)	38	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(146)	150	—	—	4	—
Long-term debt	593	3	(5)	—		1	(10)	—	—	151	(171)	561	5

Notes:

(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2017 and 2018.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fiscal year ended March 31, 2018, the transfers into Level 3 included ¥123 billion of Trading securities, ¥15 billion of Available-for-sale securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain Foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the fiscal year ended March 31, 2018, the transfers out of Level 3 included ¥241 billion of Trading securities, ¥46 billion of Available-for-sale securities and ¥10 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2017 and 2018:

2017

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	92	Discounted cash flow	Prepayment rate	0%–18%	7%
		Price-based	Default rate	0%–1%	0%
			Recovery rate	100%–100%	100%
			Discount margin	15bps–170bps	55bps

Commercial mortgage-backed securities	224	Discounted cash flow Price-based	Discount margin	4bps–205bps	28bps

Corporate bonds and other debt securities	1,336	Discounted cash flow	Prepayment rate (1)	16%–30%	29%
		Price-based	Default rate (1)	1%–2%	2%
			Recovery rate (1)	60%–68%	68%
			Discount margin (1)	8bps–1,181bps	131bps
			Discount margin (2)	10bps–939bps	359bps

Derivative financial instruments, net:
Interest rate contracts	26	Internal valuation model (3)	IR – IR correlation	23%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	8	Internal valuation model (3)	FX – IR correlation	5%–52%
			FX – FX correlation	55%–55%
			Default rate (4)	0%–63%

Equity-related contracts	(25)	Internal valuation model (3)	Equity – IR correlation	25%–25%
			Equity – FX correlation	55%–55%
			Equity volatility	6%–59%

Credit-related contracts	—	Internal valuation model (3)	Default rate	0%–5%
			Credit correlation	30%–100%

Long-term debt	593	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	5%–52%
			FX – FX correlation	55%–55%
			Equity – IR correlation	25%–25%
			Equity – FX correlation	55%–55%
			Equity correlation	20%–100%
			Equity volatility	5%–40%
			Default rate	0%–3%
			Credit correlation	33%–100%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2018

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	66	Discounted cash flow	Prepayment rate	3%–17%	7%
		Price-based	Default rate	0%–1%	0%
			Recovery rate	100%–100%	100%
			Discount margin	17bps–170bps	50bps

Commercial mortgage-backed securities	441	Discounted cash flow	Discount margin	9bps – 141bps	28bps
		Price-based

Corporate bonds and other debt securities	1,256	Discounted cash flow	Prepayment rate (1)	26%–37%	36%
		Price-based	Default rate (1)	1%–2%	2%
			Recovery rate (1)	60%–69%	68%
			Discount margin (1)	12bps–1,165bps	115bps
			Discount margin (2)	5bps–1,064bps	379bps

Derivative financial instruments, net:
Interest rate contracts	21	Internal valuation model (3)	IR – IR correlation	23%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	12	Internal valuation model (3)	FX – IR correlation	16%–53%
			FX – FX correlation	61%–61%
			Default rate (4)	0%–63%

Equity-related contracts	4	Internal valuation model (3)	Equity – IR correlation	25%–25%
			Equity volatility	12%–41%

Credit-related contracts	1	Internal valuation model (3)	Default rate	0%–3%
			Credit correlation	27%–100%

Long-term debt	561	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	9%–53%
			FX – FX correlation	61%–61%
			Equity – IR correlation	25%–25%
			Equity – FX correlation	55%–70%
			Equity correlation	24%–100%
			Equity volatility	13%–56%
			Default rate	0%–2%
			Credit correlation	28%–100%

Notes:

(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

IR = Interest rate

FX = Foreign exchange

Sensitivities to unobservable inputs and interrelationships between unobservable inputs

The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2017 and 2018:

2017	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	194
Loans held-for-sale	7	—	7	—	8
Other investments	7	6	—	1	11
Premises and equipment—net	7	—	6	1	11

Total assets measured at fair value on a nonrecurring basis	145	6	13	126	224

2018	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	113	—	—	113	164
Loans held-for-sale	60	—	60	—	74
Other investments	1	—	—	1	3
Premises and equipment—net	—	—	—	—	4

Total assets measured at fair value on a nonrecurring basis	174	—	60	114	245

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.

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

Foreign currency denominated available-for-sale securities

The MHFG Group elected the fair value option for foreign currency denominated available-for-sale securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities are reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥36 billion and ¥21 billion at March 31, 2017 and 2018, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes of ¥16 billion and ¥(15) billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the fiscal years ended March 31, 2017 and 2018, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of other equity interests, which primarily comprises non-marketable equity securities, is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥308 billion and ¥267 billion at March 31, 2017 and 2018, respectively, were not included in the disclosure.

Loans

Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent impaired loans is determined based on the fair value of the underlying collateral.

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

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2017 and 2018.

The following table shows the carrying amounts and fair values at March 31, 2017 and 2018, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 840, “Leases” (“ASC 840”) :

	2017
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	60,943	60,943	1,063	59,880	—
Investments	3,817	3,846	3,097	749	—
Loans, net of allowance for loan losses (Note)	81,662	82,696	—	—	82,696

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	42,205	42,205	20,544	21,661	—
Interest-bearing deposits	110,125	110,124	56,738	53,386	—
Due to trust accounts	4,123	4,123	—	4,123	—
Other short-term borrowings	1,477	1,477	—	1,477	—
Long-term debt	13,009	13,078	—	12,120	958

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2018
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	61,381	61,381	1,206	60,175	—
Investments	2,518	2,522	1,984	538	—
Loans, net of allowance for loan losses (Note)	83,088	84,041	—	—	84,041

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	43,921	43,921	22,898	21,023	—
Interest-bearing deposits	113,558	113,540	61,719	51,821	—
Due to trust accounts	3,993	3,993	—	3,993	—
Other short-term borrowings	1,688	1,688	—	1,688	—
Long-term debt	10,970	10,995	—	10,098	897

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2017 and 2018. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
2017
Assets (1):
Derivatives	10,608	—	10,608	(8,966)	(620)	1,022
Receivables under resale agreements	8,698	—	8,698	(8,662)	—	36
Receivables under securities borrowing transactions	3,127	—	3,127	(3,116)	—	11

Total	22,433	—	22,433	(20,744)	(620)	1,069

Liabilities (1):
Derivatives	10,405	—	10,405	(8,866)	(901)	638
Payables under repurchase agreements	17,446	—	17,446	(17,391)	—	55
Payables under securities lending transactions	1,458	—	1,458	(1,455)	—	3

Total	29,309	—	29,309	(27,712)	(901)	696

2018
Assets (1):
Derivatives	9,341	—	9,341	(7,751)	(520)	1,070
Receivables under resale agreements	7,804	—	7,804	(7,763)	—	41
Receivables under securities borrowing transactions	3,904	—	3,904	(3,874)	—	30

Total	21,049	—	21,049	(19,388)	(520)	1,141

Liabilities (1):
Derivatives	9,013	—	9,013	(7,758)	(884)	371
Payables under repurchase agreements	15,964	—	15,964	(15,847)	—	117
Payables under securities lending transactions	1,181	—	1,181	(1,179)	—	2

Total	26,158	—	26,158	(24,784)	(884)	490

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2017 and 2018:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
2017
Repurchase agreements	249	12,700	3,897	1,124	17,970
Securities lending transactions	320	1,359	—	240	1,919

Total	569	14,059	3,897	1,364	19,889

2018
Repurchase agreements	255	11,669	3,676	1,057	16,657
Securities lending transactions	1,270	355	—	208	1,833

Total	1,525	12,024	3,676	1,265	18,490

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2017 and 2018:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
2017
Japanese government bonds and Japanese local government bonds	1,127	1,152
Foreign government bonds and foreign agency mortgage-backed securities	15,782	375
Commercial paper and corporate bonds	294	47
Equity securities	578	320
Other	189	25

Total (Note)	17,970	1,919

2018
Japanese government bonds and Japanese local government bonds	1,358	592
Foreign government bonds and foreign agency mortgage-backed securities	14,426	303
Commercial paper and corporate bonds	328	48
Equity securities	406	869
Other	139	21

Total (Note)	16,657	1,833

Note:	Amounts exceeded the gross amounts recognized in Note 29 “Offsetting of financial assets and financial liabilities” by ¥985 billion and ¥1,345 billion, at March 31, 2017 and 2018, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a daily basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.

31. Related party transactions

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2017 and 2018, outstanding loans to such related parties were not considered significant. At March 31, 2017 and 2018, there were no loans to these related parties that were considered impaired.

32. Business segment information

The MHFG Group introduced an in-house company system based on its diverse customer segments in April 2016. The aim of this system is to leverage the Group’s strengths and competitive advantage, which is the seamless integration of the Group’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments.

In line with the aforementioned system, the Group changed the reportable segments from those based on the relevant principal consolidated subsidiaries to the five in-house companies. The services that each in-house company is in charge of are as follows.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	MHFG (Consolidated)
2016 (3)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (2)(4)	Total
	(in billions of yen)
Gross profits	754.8	425.0	400.6	577.7	51.0	12.5	2,221.6
General and administrative expenses	702.4	187.0	236.2	170.4	28.1	20.9	1,345.0
Equity in earnings (losses) of equity method investees—net	20.9	1.2	0.2	—	1.1	0.8	24.2
Others	—	—	—	—	—	(48.0)	(48.0)

Net business profits (losses) (1)	73.3	239.2	164.6	407.3	24.0	(55.6)	852.8

	MHFG (Consolidated)
2017	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (2)(4)	Total
	(in billions of yen)
Gross profits	717.2	434.1	358.3	539.9	48.9	(5.7)	2,092.7
General and administrative expenses	719.7	194.0	244.3	193.8	29.3	39.4	1,420.5
Equity in earnings (losses) of equity method investees—net	14.9	1.0	1.0	—	0.4	1.6	18.9
Others	—	—	—	—	—	(27.7)	(27.7)

Net business profits (losses) (1)	12.4	241.1	115.0	346.1	20.0	(71.2)	663.4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)
2018	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (2)	Total
	(in billions of yen)
Gross profits	726.2	433.0	352.6	381.7	50.2	(28.3)	1,915.4
General and administrative expenses	723.3	197.7	254.8	200.9	27.6	53.8	1,458.1
Equity in earnings (losses) of equity method investees—net	12.7	1.0	2.4	—	3.1	2.3	21.5
Others	—	—	—	—	—	(21.0)	(21.0)

Net business profits (losses) (1)	15.6	236.3	100.2	180.8	25.7	(100.8)	457.8

Notes:

(1)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(2)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
(3)	Following the introduction of an in-house company system based on customer segments in April 2016, segment information for the fiscal year ended March 31, 2016 was restated to reflect the relevant changes.
(4)	Beginning on April 1, 2017, new allocation methods for transactions between each segment and “Others” have been applied. Figures for the fiscal years ended March 31, 2016 and 2017 have been restated for the new allocation methods and “Equity in earnings (losses) of equity method investees—net” has been presented as a new item in connection with the use of the new allocation methods.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of total net business profits under the internal management reporting systems for the fiscal years ended March 31, 2016, 2017 and 2018 presented above to income before income tax expense shown on the consolidated statements of income is as follows:

	2016	2017	2018
	(in billions of yen)
Net business profits	852.8	663.4	457.8

U.S. GAAP adjustments	201.3	(387.8)	17.8
(Provision) credit for loan losses	(34.6)	(37.7)	126.4
Net gains (losses) related to equity investments	188.4	259.6	278.2
Non-recurring personnel expense	(3.9)	(8.8)	(7.4)
Gains on disposal of premises and equipment	10.2	5.6	8.2
(Provision) credit for losses on off-balance-sheet instruments	16.4	(19.5)	30.2
Others—net	(34.0)	5.6	(71.9)

Income before income tax expense	1,196.6	480.4	839.3

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2016:
Total revenue (1)	2,288.5	434.4	45.7	187.5	428.0	3,384.1
Total expenses (2)	1,534.2	282.6	28.7	126.2	215.8	2,187.5

Income before income tax expense	754.3	151.8	17.0	61.3	212.2	1,196.6

Net income	464.7	136.9	15.4	51.1	182.0	850.1

Total assets at end of fiscal year	133,157.1	28,985.3	4,227.5	11,616.9	15,823.4	193,810.2

Fiscal year ended March 31, 2017:
Total revenue (1)	1,748.3	500.3	70.3	190.7	367.5	2,877.1
Total expenses (2)	1,712.3	303.2	29.1	136.2	215.9	2,396.7

Income before income tax expense	36.0	197.1	41.2	54.5	151.6	480.4

Net income	5.7	167.6	38.8	39.5	137.5	389.1

Total assets at end of fiscal year	138,832.3	30,262.0	4,203.3	10,629.1	16,529.6	200,456.3

Fiscal year ended March 31, 2018:
Total revenue (1)	2,002.4	654.9	64.0	197.4	447.8	3,366.5
Total expenses (2)	1,582.5	478.8	38.5	172.6	254.8	2,527.2

Income before income tax expense	419.9	176.1	25.5	24.8	193.0	839.3

Net income	231.3	152.7	23.7	21.3	172.7	601.7

Total assets at end of fiscal year	142,587.8	28,135.9	4,380.4	11,677.8	17,473.7	204,255.6

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2017	2018
	(in millions of yen)
Assets:
Cash and due from banks	15,912	22,264
Interest-bearing deposits in other banks	4,278	1,227
Trading account assets	131,996	176,593
Investments in subsidiaries and affiliated companies	8,993,388	9,501,633
Long-term loans receivable from subsidiaries	2,697,250	3,969,015
Other	345,379	344,065

Total	12,188,203	14,014,797

Liabilities and shareholders’ equity:
Short-term borrowings	1,156,100	1,083,135
Long-term debt	2,697,250	3,969,015
Other liabilities	73,496	94,226
Shareholders’ equity	8,261,357	8,868,421

Total	12,188,203	14,014,797

Condensed statements of income

	2016	2017	2018
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	272,070	300,530	227,057
Non-banking subsidiaries and affiliated companies	20,814	27,618	28,987
Management fees from subsidiaries	39,267	48,594	47,945
Interest income on loans and discounts	9,630	39,359	68,869
Other income	1,855	21,054	52,672

Total	343,636	437,155	425,530

Expenses:
Operating expenses	31,063	38,927	38,661
Interest expense	15,144	48,594	74,227
Other expense	5,973	7,708	6,329

Total	52,180	95,229	119,217

Equity in undistributed net income of subsidiaries	559,553	21,251	272,852

Income before income tax expense	851,009	363,177	579,165
Income tax expense	517	737	1,557

Net income	850,492	362,440	577,608

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2016	2017	2018
	(in millions of yen)
Cash flows from operating activities:
Net income	850,492	362,440	577,608
Adjustments and other	(546,946)	(40,595)	(302,109)

Net cash provided by operating activities	303,546	321,845	275,499

Cash flows from investing activities:
Net change in loans	(479,948)	(2,022,860)	(1,344,323)
Purchases of premises and equipment	(165)	(40,362)	(6,649)
Payments for purchases of securities of subsidiaries	(2,249)	(65,269)	—
Proceeds from withdrawal of securities of subsidiaries	—	13,359	—
Net change in other investing activities	1,872	6,691	(1,063)

Net cash used in investing activities	(480,490)	(2,108,441)	(1,352,035)

Cash flows from financing activities:
Net change in short-term borrowings	(10,000)	(30,000)	(70,000)
Proceeds from issuance of long-term debt	479,948	2,022,860	1,344,323
Repayment of long-term debt	(98,800)	—	—
Proceeds from issuance of common stock	5	6	3
Purchases of treasury stock	(13)	(1,435)	(1,611)
Dividends paid	(195,283)	(190,031)	(190,382)
Net change in other financing activities	1,001	971	555

Net cash provided by financing activities	176,858	1,802,371	1,082,888

Net increase (decrease) in cash and due from banks	(86)	15,775	6,352
Cash and due from banks at beginning of fiscal year	223	137	15,912

Cash and due from banks at end of fiscal year	137	15,912	22,264

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. Subsequent events

Redemption of preferred securities

On June 30, 2018, preferred securities, issued by the MHFG Group’s overseas special purpose company, were redeemed in full. The special purpose company is not consolidated in accordance with ASC 810 since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Noncontrolling interests in consolidated subsidiaries, but reduced Long-term debt in the Group’s consolidated balance sheets. The following table describes the details of the redeemed preferred securities:

Issuer	Aggregate redemption amount	Reason for the redemption
	(in millions)
Mizuho Capital Investment (JPY) 2 Limited	¥274,500	Arrival of optional redemption date

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 23, 2017 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2018 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated April 1, 2018 (English Translation)

2.1	Form of American Depositary Receipt

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics of Mizuho Financial Group, Inc. (English Translation)**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 7, 2017.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 21, 2016.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Tatsufumi Sakai
Name: Tatsufumi Sakai
Title: President & CEO

July 3, 2018