Form 20-F
period 2019-03-31
MIZUHO FINANCIAL GROUP INC
filed 2019-07-05
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2019

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

Tomomichi Fujita, +81-3-5224-1111, +81-3-5224-1059, address is same as above

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, without par value	MFG	The New York Stock Exchange*
American depositary shares, each of which represents two shares of common stock	MFG	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2019, the following shares of capital stock were issued: 25,392,498,945 shares of common stock (including 6,520,138 shares of common stock held by the registrant as treasury stock).

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

MIZUHO FINANCIAL GROUP, INC.

ANNUAL REPORT ON FORM 20-F

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms “Mizuho Financial Group,” the “Mizuho group,” “we,” “us” and “our” generally refer to Mizuho Financial Group, Inc. and its consolidated subsidiaries, but from time to time as appropriate to the context, those terms refer to Mizuho Financial Group, Inc. as an individual legal entity. Furthermore, unless the context indicates otherwise, these references are intended to refer to us as if we had been in existence in our current form for all periods referred to herein.

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

•	increase in allowance for loan losses and incurrence of significant credit-related costs;

•	declines in the value of our securities portfolio, including as a result of the declines in stock markets and the impact of the dislocation in the global financial markets;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	decrease in the market liquidity of our assets;

•	revised assumptions or other changes related to our pension plans;

•	a decline in our deferred tax assets;

•	the effect of financial transactions entered into for hedging and other similar purposes;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	our ability to avoid reputational harm;

•	our ability to implement our Five-Year Business Plan and other strategic initiatives and measures effectively;

•	the effectiveness of our operation, legal and other risk management policies;

•	the effect of changes in general economic conditions in Japan and elsewhere;

•	problems related to our information technology systems and cyber attacks; and

•	amendments and other changes to the laws and regulations that are applicable to us.

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

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2015, 2016, 2017, 2018 and 2019 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2015, 2016, 2017, 2018 and 2019 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2015, 2016, 2017, 2018 and 2019 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2015	2016	2017	2018	2019
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,457,659	¥1,500,171	¥1,509,030	¥1,761,886	¥2,207,443
Interest expense	411,982	495,407	601,712	889,936	1,313,476

Net interest income	1,045,677	1,004,764	907,318	871,950	893,967
Provision (credit) for loan losses	(60,223)	34,560	37,668	(126,362)	32,459

Net interest income after provision (credit) for loan losses	1,105,900	970,204	869,650	998,312	861,508
Noninterest income	1,801,215	1,883,894	1,368,032	1,604,663	1,222,371
Noninterest expenses	1,639,462	1,657,493	1,757,307	1,763,677	1,998,819

Income before income tax expense	1,267,653	1,196,605	480,375	839,298	85,060
Income tax expense	437,420	346,542	91,244	237,604	9,335

Net income	830,233	850,063	389,131	601,694	75,725
Less: Net income (loss) attributable to noncontrolling interests	27,185	(429)	26,691	24,086	(8,746)

Net income attributable to MHFG shareholders	¥803,048	¥850,492	¥362,440	¥577,608	¥84,471

Net income attributable to common shareholders	¥798,138	¥848,062	¥362,440	¥577,608	¥84,471
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥32.75	¥34.19	¥14.33	¥22.77	¥3.33
Diluted earnings per common share—net income attributable to common shareholders	¥31.64	¥33.50	¥14.28	¥22.76	¥3.33
Number of shares used to calculate basic earnings per common share (in thousands)	24,368,116	24,806,161	25,285,899	25,366,345	25,362,376
Number of shares used to calculate diluted earnings per common share (in thousands)	25,381,047	25,387,033	25,380,302	25,373,931	25,366,898
Cash dividends per share (1)(2):
Common stock	¥7.50	¥7.50	¥7.50	¥7.50	¥7.50
	$0.06	$0.07	$0.07	$0.07	$0.07
Eleventh series class XI preferred stock(3)	¥20.00	¥20.00	¥—	¥—	¥—
	$0.17	$0.18	$—	$—	$—

	As of and for the fiscal years ended March 31,
	2015	2016	2017	2018	2019
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥190,114,354 (4)	¥193,810,151 (4)	¥200,456,304	¥204,255,642	¥197,611,195
Loans, net of allowance	77,528,017	77,104,122	81,804,233	83,204,742	82,492,742
Total liabilities	181,924,510 (4)	185,626,960 (4)	191,684,247	194,751,942	188,109,702
Deposits	114,206,441	117,937,722	131,184,953	136,884,006	138,296,916
Long-term debt	14,576,861 (4)	14,765,527 (4)	14,529,414	12,955,230	11,529,400
Common stock	5,590,396	5,703,144	5,826,149	5,826,383	5,829,657
Total MHFG shareholders’ equity	7,930,338	8,014,551	8,261,357	8,868,421	8,726,519
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.42%	0.43%	0.18%	0.28%	0.04%
Net income attributable to common shareholders as a percentage of average MHFG shareholders’ equity	13.86%	13.33%	5.25%	8.26%	1.11%
Dividends per common share as a percentage of basic earnings per common share	22.90%	21.94%	52.34%	32.94%	225.23%
Average MHFG shareholders’ equity as a percentage of total average assets	3.04%	3.23%	3.38%	3.35%	3.71%
Net interest income as a percentage of total average interest-earning assets	0.63%	0.58%	0.51%	0.47%	0.48%

Notes:

(1)

Yen amounts are expressed in U.S. dollars at the rate of ¥119.96 = $1.00, ¥112.42 = $1.00, ¥111.41= $1.00, ¥106.20= $1.00 and ¥110.68= $1.00 for the fiscal years ended March 31, 2015, 2016, 2017, 2018 and 2019, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

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

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2015	2016	2017	2018	2019
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,468,976	¥1,426,256	¥1,445,555	¥1,622,354	¥2,056,327
Interest expense	339,543	422,574	577,737	814,988	1,293,846

Net interest income	1,129,433	1,003,682	867,818	807,366	762,480
Fiduciary income	52,641	53,458	50,627	55,400	55,153
Net fee and commission income	593,360	607,551	603,542	614,349	610,427
Net trading income	262,963	310,507	325,332	275,786	297,367
Net other operating income	209,340	246,415	245,419	162,454	87,306
General and administrative expenses	1,351,611	1,349,593	1,467,221	1,488,973	1,430,850
Other income	301,652	365,036	438,042	565,683	447,300
Other expenses	207,147	228,807	279,368	192,113	712,927

Income before income taxes(1)	990,632	1,008,252	784,193	799,953	116,259
Income taxes:
Current(2)	260,268	213,289	196,535	190,158	161,376
Deferred	44,723	69,260	(58,800)	1,469	(163,879)
Profit(1)	685,640	725,702	646,457	608,326	118,762
Profit attributable to non- controlling interests(1)	73,705	54,759	42,913	31,778	22,196

Profit attributable to owners of parent(1)	¥611,935	¥670,943	¥603,544	¥576,547	¥96,566

Net income per share:
Basic	¥24.91	¥26.94	¥23.86	¥22.72	¥3.80
Diluted	24.10	26.42	23.78	22.72	3.80
Balance sheet data:
Total assets	¥189,684,749	¥193,458,580	¥200,508,610	¥205,028,300	¥200,792,226
Loans and bills discounted(3)	73,415,170	73,708,884	78,337,793	79,421,473	78,456,935
Securities	43,278,733	39,505,971	32,353,158	34,183,033	29,774,489
Deposits(4)	113,452,451	117,456,604	130,676,494	136,463,824	137,649,596
Net assets	9,800,538	9,353,244	9,273,361	9,821,246	9,194,038
Risk-adjusted capital data (Basel III)(5):
Common Equity Tier 1 capital	¥6,153,141	¥6,566,488	¥7,001,664	¥7,437,048	¥7,390,058
Tier 1 capital	7,500,349	7,905,093	8,211,522	9,192,244	9,232,160
Total capital	9,508,471	9,638,641	10,050,953	10,860,440	10,917,507
Risk-weighted assets	65,191,951	62,531,174	61,717,158	59,528,983	57,899,567
Common Equity Tier 1 capital ratio	9.43%	10.50%	11.34%	12.49%	12.76%
Tier 1 capital ratio	11.50	12.64	13.30	15.44	15.94
Total capital ratio	14.58	15.41	16.28	18.24	18.85

Notes:

(1)

We have applied “Revised Accounting Standard for Business Combinations” (ASBJ Statement No.21, September 13, 2013) and others, and presentation of net income and others has been changed and presentation of minority interests has been changed to non-controlling interests from the fiscal year ended March 31, 2016.

(2)	Includes refund of income taxes.
(3)

Bills discounted refer to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.

(4)	Includes negotiable certificates of deposit.
(5)

Risk-adjusted capital data are calculated on a Basel III basis. We utilize the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk and the advanced measurement approach (the “AMA”) for the calculation of operational risk. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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

In our financial results for the fiscal year ended March 31, 2019, we recorded losses totaling ¥695.4 billion under Japanese GAAP in connection with carrying out our structural reforms as described in “Item 4.B. Business Overview—General—Recording of Losses in Light of Structural Reforms.” The losses consisted of (i) impairment losses on fixed assets and (ii) losses pertaining to the restructuring of securities portfolio, etc., in our markets division. We reviewed the application of impairment losses on long-lived assets in order to enhance the sophistication of our management accounting capabilities, and we also revised our future earnings plans, and branch network strategy, etc., for each business area pursuant to our new Five-Year Business Plan. As a result of these revisions, we recorded impairment losses on fixed assets of ¥500.7 billion under Japanese GAAP, including software attributable to the domestic retail business division and branches that are scheduled to be closed, as an extraordinary loss. Most of the corresponding losses have not been incurred under U.S. GAAP because of the differences in the accounting for impairment of long-lived assets between U.S. GAAP and Japanese GAAP, particularly those related to the allocation of long-lived assets that do not have identifiable cash flows largely independent of the cash flows of other asset groups to individual divisions. In connection with the implementation of the restructuring of the securities portfolio of the markets division in respect of our past investments in foreign bonds, etc., we recorded losses in the amount of ¥194.7 billion under Japanese GAAP. Most of the corresponding losses had already been recognized under U.S. GAAP in respect of our past investments in foreign bonds primarily because they were reported as trading securities under U.S. GAAP.

See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” for information on the reconciling items between our U.S. GAAP financial statements and our Japanese GAAP financial statements for the fiscal year ended March 31, 2019.

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

We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the manufacturing and real estate industries as well as banks and other financial institutions is relatively high. We manage our credit portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and credit exposure concentrations in particular industries or corporate groups that are expected to be affected when risk events occur, and we also utilize credit derivatives for hedging and credit risk mitigation purposes. We provide an allowance for loan losses taking into consideration the borrower’s situation, the value of relevant collateral and guarantee, which we periodically re-evaluate, and economic trends based on our self-assessment standards as well as applicable charge-off and allowance standards. However, depending on the status of domestic and global credit cycles, the business environment in particular industries, prices of real estate assets and other factors, the amount of our problem loans and other claims could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. There can be no assurance that credit-related and other costs, including provision for loan losses and charge-offs of loans, will not increase in the future as a result of the foregoing or otherwise.

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

Impairment of the carrying value of our long-lived assets could materially and adversely affect our financial condition and results of operations.

We periodically review our long-lived assets that are held for use for events or changes in circumstances that indicate possible impairment. Our impairment review is based on an undiscounted cash flow analysis of a group of assets, combined with associated liabilities, at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset group exceeds the future undiscounted cash flows that the asset group is expected to generate. When impairment is identified, the future cash flows are then discounted to determine the estimated fair value of the asset group and an impairment charge is recorded for the difference between the carrying value and the estimated fair value of the asset group. We cannot accurately predict the amount and timing of any impairment of long-lived assets. Should these assets not generate sufficient cash flows to justify their carrying value and we recognize impairment losses thereon, there could be a material adverse effect on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2019 we recorded ¥500.7 billion of impairment losses under Japanese GAAP, which unlike U.S. GAAP allows for the option of allocating entity-wide long-lived assets among individual divisions within an entity. The above losses involved entity-wide long-lived assets, consisting primarily of internally developed software allocated to the domestic retail business division for the purpose of the impairment test under Japanese GAAP.

Our business will be adversely affected if we encounter difficulties in raising funds.

We rely principally on deposits and bonds as our funding sources. In addition, we also raise funds in the financial markets. In particular, our foreign currency funding structure relies more on capital markets compared to our yen-based funding. Our efforts to maintain stable funding, such as setting maximum limits on financial market funding and monitoring our liquidity position to apply appropriate funding policies, may not be sufficient to prevent significant increases in our funding costs or, in the case mainly of foreign currencies, cash flow problems if we encounter difficulties in attracting deposits or otherwise raising funds. Such difficulties could result, among other things, from any of the following:

•

a reduction in the size and liquidity of the debt markets due for example to the decline in the domestic and global economy, concerns regarding the financial system or turmoil in financial markets and other factors;

•	adverse developments with respect to our financial condition and results of operations; or

•	downgrading of our credit ratings or damage to our reputation.

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

For example, assuming a downgrade occurred on March 31, 2019, the additional collateral requirement in connection with our derivative contracts if other conditions remain unchanged, would have been approximately ¥3.7 billion for a one-notch downgrade and approximately ¥9.0 billion for a two-notch downgrade.

Failure to maintain capital adequacy ratios and other regulatory standards above minimum required levels could have material adverse effects.

Capital adequacy regulations

We are subject to capital adequacy regulations as prescribed by the Financial Services Agency based on the Basel III rules text issued by the Basel Committee on Banking Supervision, both on a consolidated basis and with respect to each of our principal banking subsidiaries. The capital adequacy ratio rules will continue to be applied in stages over several years, with full application scheduled to commence in January 2027 under the finalized Basel III reforms published by the Basel Committee on Banking Supervision in December 2017. Furthermore, we have been named by the Financial Stability Board as a “global systemically important bank” (G-SIB), and a higher level of capital adequacy ratio is applicable to us as a result. In addition, the list of G-SIBs, including their categorization regarding the level of additional required capital, are updated annually, and there is a possibility that we will be required to have a higher level of capital in the future. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.”

We endeavor to maintain our capital adequacy ratios at an appropriate and sufficient level in light of our risk-asset management plan that is integrated with our business strategy, capital efficiency needs and the status of the risks enumerated in these “Risk Factors.” However, our and our principal banking subsidiaries’ capital adequacy ratios could decline in the future, including as a result of the materialization of any of the risks enumerated in these “Risk Factors” and changes to the methods of calculating capital adequacy ratios and other factors. Also, there are regulatory adjustments, such as those related to goodwill and other intangibles, deferred tax assets and investments in the capital of banking, financial and insurance entities, that are deducted from regulatory capital under certain conditions. Our or our principal banking subsidiaries’ regulatory capital and capital adequacy ratios could decline due to such regulations.

If the capital adequacy ratios of us or our principal banking subsidiaries fall below specified levels, the Financial Services Agency could require us to take corrective actions, including, depending on the level of deficiency, the submission of a plan to limit the outflow of capital or an improvement plan that would strengthen the capital base, a reduction (or slowing of increase) of total assets, a reduction in the size of business operations, a disposition of subsidiary shares and a suspension of all or a portion of business operations. In addition, some of our banking subsidiaries are subject to capital adequacy regulations in foreign jurisdictions such as the United States, and in the event of a breach of these regulations, they could be subject to various restrictions and orders from local authorities. Such events could adversely affect our business, financial condition and results of operations.

Leverage ratio regulations

In December 2017, the Basel Committee on Banking Supervision published the finalized Basel III reforms in which the framework for the leverage ratio requirements was finalized, and the phased application of the requirements, as prescribed by the Financial Services Agency, commenced on March 31, 2019, with full application scheduled to take effect from January 2022 under the finalized Basel III reforms published by the Basel Committee on Banking Supervision in December 2017. The regulation requires bank holding companies and banks to maintain their leverage ratio, which is a supplementary indicator of the capital adequacy ratio, at a certain level or above. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.” If the leverage ratio falls below that level, the Financial Services Agency could require us to take corrective actions, including the submission of an improvement plan that would strengthen the capital base, a reduction (or slowing of increase) of total assets, a reduction in the size of some business operations, a disposition of subsidiary shares and a suspension of all or a portion of business operations. Such events could adversely affect our business, financial condition and results of operations.

Total Loss Absorbing Capacity (TLAC) regulations

In November 2015, the Financial Stability Board released a final document requiring G-SIBs to have a certain minimum total loss absorbing capacity (TLAC). The phased application by the Financial Services Agency of TLAC regulations in Japan to Japanese G-SIBs, including us, began on March 31, 2019 with full application, with certain limited exception, to take effect from March 31, 2022. These regulations are applicable to G-SIBs such as us, in addition to capital adequacy regulations. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.” If the TLAC of us or our material subsidiaries fall below a certain threshold, the Financial Services Agency could require the submission of a plan to improve TLAC or may issue a business improvement order which could include various restrictions on, or suspension of portions of, our business. Such events could adversely affect our business, financial condition and results of operations.

Capital procurement

The capital raising that we conduct in light of our regulatory capital requirements, including those conducted in response to TLAC requirements but excluding Common Equity Tier 1 capital requirements, consists primarily of the issuance of debt instruments. However, in the event of a deterioration in our financial condition or results of operations, a downgrade in our credit rating, or the spread of negative rumors or other reputational damage, an economic downturn in Japan or overseas, financial system instability or financial market turmoil, we may become unable to raise capital at commercially reasonable costs, or at all. This could negatively affect our ability to maintain or improve our capital adequacy ratios in accordance with our plans, and our business, financial condition and results of operations could be materially and adversely affected.

Problems relating to our information technology (IT) systems could significantly disrupt our business operations.

We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. We endeavor to sustain stable daily operations and develop contingency plans for unexpected events, including the implementation of backup and redundancy measures. Mizuho Bank and Mizuho Trust & Banking are working on shifting to our next-generation accounting system for the purpose of improving our customer service capabilities. Between June 2018 and July 2019, we completed the transition by Mizuho Bank to a new accounting system, and Mizuho Trust & Banking is scheduled to transfer to the new accounting system in July 2019. We are taking measures for a safe and steady transition, such as suspending online services during the transition period.

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

We handle various confidential or non-public information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those that we require of our outside contractors and those designed to meet the strict requirements of the Personal Information Protection Act of Japan, may not be effective in preventing all such problems. Leakage of important information in the future, including as a result of cyber attacks, could result in liabilities and regulatory actions and may also lead to significant harm to our reputation. In addition, recent or future regulatory changes, such as the Japan Amended Personal Information Protection Act, the EU General Data Protection Regulation and the UK Competition and Markets Authority’s Open Banking standard, increase the risks relating to our ability to comply with rules that impact our ability to protect information. Non-compliance with such regulations could result in regulatory proceedings, litigation, enforcement or the imposition of fines or penalties. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Inadequacies in anti-money laundering and counter-terrorism financing measures could subject us to regulatory actions and harm our reputation.

As financial crimes become more diverse and sophisticated, and incidents of terrorism continue to occur around the world, the importance of anti-money laundering measures and the need to counter the financing of terrorism is rapidly increasing and is a key priority for financial authorities worldwide, including Japan. We have developed a system to comply with applicable laws and regulations in Japan and overseas, and we are continuously implementing measures to further strengthen measures against money laundering. However, there can be no assurance that such measures will be effective in preventing all violations, and failure to comply with regulations and requirements can result in enforcement and/or regulatory proceedings. If we fail to meet the regulatory requirements to which we are subject, or to maintain risk and control procedures and processes that meet the heightened standards established by our regulators and other government agencies, we could be required to enter into settlements, comply with orders, pay additional fines, penalties or judgments, or accept material regulatory restrictions on our businesses. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors to avoid doing business with us or investing in our securities or have other adverse effects.

U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which currently includes Iran, Sudan (prohibitions partially lifted in October 2017), Syria and North Korea, and we maintain policies and procedures to comply with applicable U.S. laws. Our non-U.S. offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions and maintenance of correspondent banking accounts. In addition, we maintain a representative office in Iran. We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.

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

Violations of laws and regulations related to financial market activities could subject us to adverse consequences such as regulatory actions and reputational harm.

In conducting our market operations in Japan and overseas, we are subject to the application of the laws and regulations of Japan and other countries and stock exchange rules, as well as being under the supervision of various financial authorities.

While we maintain compliance measures and endeavor to manage compliance risks, there can be no assurance that such measures will be effective in preventing all violations. Misconduct by employees, including improper or illegal conduct, can cause significant reputational harm as well as litigation and regulatory action. As a result, our business, financial condition and results of operations could be materially and adversely affected due to such regulatory actions and reputational damage.

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

Our Five-Year Business Plan and other strategic initiatives and measures may not result in the anticipated outcome.

We have been implementing strategic initiatives and measures in various areas. In May 2019, we announced our Five-Year Business Plan for the five fiscal years ending March 31, 2023. However, we may not be successful in implementing such initiatives and measures, or even if we are successful in implementing them, the implementation of such initiatives and measures may not have their anticipated effects. In addition, we may not be able to meet the key targets announced due to these or other factors, including, but not limited to, differences in the actual economic environment compared to our assumptions, as well as the risks enumerated in these “Risk Factors.”

For further information of our Five-Year Business Plan, see “Item 4. Business Overview—General and structural reforms.”

We will be exposed to new or increased risks as we expand the range of our products and services.

We offer a broad range of financial services, including banking, trust banking, securities and other services. As the needs of our customers become more sophisticated and broader in scope, and as the Japanese financial industry continues to be deregulated, we have been entering into various new areas of business, including through various business and equity alliances, which expose us to new risks. While we have developed and intend to maintain risk management policies that we believe are appropriate to address such risks, if a risk materializes in a manner or to a degree outside of our expectations, our business, financial condition and results of operations could be materially and adversely affected.

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

Uncertainties regarding the future of LIBOR as an interest rate benchmark and any successor thereto subjects us to various risks.

Many of our products and services refer to benchmark interest rates such as the London Interbank Offered Rate (“LIBOR”) in many currencies, including the U.S. dollar. We also utilize such benchmark interest rates for our own evaluation of financial instruments and various other internal management purposes.

In light of the LIBOR manipulation scandal that surfaced in 2012, many financial authorities around the world have commented on a transition to the risk-free rate as the benchmark interest rate to improve reliability and transparency. In addition, in July 2017, the Chief Executive of the Financial Conduct Authority of the United Kingdom (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to present rates for the calculation of the LIBOR benchmark after 2021, raising the possibility that the continuation of LIBOR on the current basis cannot be guaranteed after 2021, and there is a substantial risk that LIBOR will be discontinued or modified by 2021.

We have established a special division tasked to prepare us for the suspension of publication of LIBOR and the shift to a successor interest rate benchmark. Many unresolved issues remain, such as the selection of successor benchmarks, the timing of their introduction and the transition of a particular benchmark to a replacement rate could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. As a result, the transition could, for example, cause hedging accounting items to be derecognized and increase litigation risks regarding our existing products and services, which could adversely impact our profitability. There can be no assurance that a change in the benchmark interest rate and related valuation methods will not have a material adverse effect on our financial condition and results of operations. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

Intensification of competition in the market for financial services in Japan could have an adverse effect on us.

We offer comprehensive financial services globally, centered on banking, trust banking and securities, and are subject to intense competition both domestically and internationally with large financial institutions, non-bank financial institutions and others. In addition, as a result of technological advances called “FinTech,” an increasing number of companies have recently been crossing industry lines and entering the field of finance, and it is possible that the competitive environment surrounding us may further intensify. Moreover, due to the reforms to financial regulations made in recent years, it may become difficult to differentiate strategies between us and our competitors, resulting in the intensification of competition in specific businesses.

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

Our headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes and typhoons as well as from acts of terrorism and other criminal acts. In addition, our business could be materially disrupted as a result of an epidemic such as new or reemerging influenza infections. Our business, financial condition and results of operations could be adversely affected if our recovery efforts, including our implementation of contingency plans that we have developed such as establishing back-up offices, are not effective in preventing significant disruptions to our business operations caused by such natural disasters and criminal acts. For example, massive natural disasters such as the March 2011 Great East Japan Earthquake may have various adverse effects, including a deterioration in economic conditions, declines in the business performance of many of our corporate customers and declines in stock prices. As a result, our financial condition and results of operations could be materially and adversely affected due to an increase in the amount of problem loans and credit-related costs as well as an increase in unrealized losses on, or losses from sales of, equity securities and financial products.

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

Our reputation could be adversely affected if our business operations are perceived as being harmful to the environment and society.

As concerns regarding environmental and social issues such as climate change have heightened in recent years, we believe that our stakeholders as well as the society at large expect that we, as a financial services provider, give increasing consideration to such issues. While we are strengthening our efforts to reduce environmental and social risks, including establishing policies for engaging with sectors that are likely to exacerbate negative impacts on the environment and society, the expectations placed upon us continue to heighten day by day, and our reputation may be harmed if our efforts fall short of such expectations. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Owning Our Shares

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions.

Our articles of incorporation, our regulations of the board of directors and Japan’s Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from or less clearly defined than those that would apply if we were incorporated in another jurisdiction. For example, under the Companies Act, only holders of 3% or more of the total voting rights or total outstanding shares are entitled to examine our accounting books and records. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of jurisdictions within the United States or other countries. For more information on the rights of shareholders under Japanese law, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

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

ITEM 4.    INFORMATION OF THE COMPANY

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

In September 2011, Mizuho Trust & Banking became a wholly-owned subsidiary of Mizuho Financial Group, Mizuho Securities became an unlisted subsidiary of the former Mizuho Corporate Bank, and Mizuho Investors Securities became a wholly-owned subsidiary of the former Mizuho Bank, through their respective stock-for-stock exchanges. The purpose of these stock-for-stock exchanges is to further enhance the “group collective capabilities” by integrating group-wide business operations and optimizing management resources such as workforce and branch network.

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

In July 2013, the former Mizuho Bank and the former Mizuho Corporate Bank merged, and the former Mizuho Corporate Bank, the surviving company, changed its trade name to Mizuho Bank, Ltd. The purpose of the merger was to become able to provide directly and promptly diverse and functional financial services to both the former Mizuho Bank and the former Mizuho Corporate Bank customers, utilizing the current “strengths” and “advantages” of the former Mizuho Bank and the former Mizuho Corporate Bank, and to continue to improve customer services by further enhancing group collaboration among the banking, trust banking and securities functions and, at the same time, to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.

In July 2016, with consideration of the rule of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) regarding the operations of foreign banking organizations with U.S. operations, we established a bank holding company, Mizuho Americas LLC, which holds our primary U.S.-based banking, securities and institutional custody services (trust banking) entities together under it, with the aim to proactively strengthen corporate governance and expand our profit base through the consistent implementation of our collaborative corporate and investment banking, securities and institutional custody services strategy in the United States in line with the global operation of our new in-house company system.

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

In March 2017, we, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited as a subsidiary of Resona Holdings, Inc. and The Dai-ichi Life Insurance Company, Limited as a subsidiary of Dai-ichi Life Holdings, Inc. executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Japan Trustee Services Bank, Ltd. (“JTSB”) and Trust & Custody Services Bank, Ltd. (“TCSB”), which was a consolidated subsidiary of Mizuho Financial Group. In March 2018, TCSB executed a management integration agreement with JTSB to carry out the management integration through incorporation of a holding company by joint share transfer. In October 2018, TCSB and JTSB incorporated JTC Holdings, Ltd. (“JTC Holdings”) by joint share transfer. After the joint share transfer, TCSB and JTSB became wholly-owned subsidiaries of JTC Holdings, and JTC Holdings, TCSB and JTSB became equity-method affiliates of Mizuho Financial Group. The purpose of the integration is to contribute to further growth in the domestic securities settlement market and domestic investment chain by realizing more stable and higher quality operations and strengthening its system development capabilities by seeking the benefits of scale.

Other Information

Our registered address is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan, and our telephone number is 81-3-5224-1111.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. Our corporate website is www.mizuho-fg.co.jp/index.html.

4.B. Business Overview

General

We engage in banking, trust banking, securities and other businesses related to financial services.

We promoted our medium-term business plan, entitled “Progressive Development of “One Mizuho”—The Path to a Financial Services Consulting Group,” for the three years from the fiscal year ended March 31, 2017. In order to address three material issues in the fiscal year ended March 31, 2019, the final year of the plan, specifically (1) commencement and implementation of fundamental structural reforms, (2) accomplishment of the medium-term business plan and (3) the migration to our next-generation IT system, our group-wide management policy was to progressively develop the One Mizuho strategy by implementing changes to the structure and foundations of our business, further integrating the “customer first” principle into everything we do, and fundamentally increasing productivity.

First, with respect to the commencement and implementation of fundamental structural reforms, in order to strengthen our earning capabilities, we undertook various efforts, including expanding the scope of risk-taking, focusing on areas with growth potential and accelerating the credit review process through a revision of our credit assessment framework. In addition, we endeavored to streamline the number of personnel to align with our business strategy, shift some Head Office personnel to the frontlines and restructure our customer channels by combining branches with respect to banking, trust banking and securities.

Secondly, with respect to the accomplishment of the medium-term business plan, we steadily carried out our initiatives, including strengthening our model for noninterest income business on a global basis and disposing of cross-shareholdings. With respect to financial targets, we achieved the target levels we had set regarding our consolidated Common Equity Tier 1 capital (CET1) ratio and disposing of cross-shareholdings (based on the amount consented to by relevant issuers); however, we were unable to achieve our targets regarding our consolidated ROE, RORA and group expense ratio, partly due to the recording of losses in light of structural reforms, as described below, and other influences.

Thirdly, we worked on the migration to our next-generation IT system as one of our top management priorities and have successfully completed the eight migration steps that were scheduled to be implemented in the fiscal year ended March 31, 2019.

In addition to the above-mentioned initiatives, we have proceeded with initiatives such as the creation of new business opportunities and expansion of solution domains through the use of digital technology and open collaboration with third parties, including those in other industries.

Fourthly, in an effort to contribute to the sustainable development of society and to create new corporate value, we have addressed environmental, social and governance (ESG) issues. With respect to the environment and society, we established Policies on Specific Industrial Sectors, which set forth our policies in response to clients in certain industries where there is a high possibility that our involvement with the client would contribute to an adverse impact on the environment and society. With respect to governance, we revised our executive compensation system, raised the proportion of stock compensation for executives responsible for business execution and implemented other related measures.

Finally, with respect to legal compliance, we continued working on a variety of efforts, such as preventing transactions with individuals or organizations associated with organized crime and taking countermeasures against money laundering and terrorism financing, including our response to the fourth mutual evaluation of Japan by the Financial Action Task Force, an inter-governmental body that promotes measures for combating money laundering and terrorist financing.

Recording of Losses in Light of Structural Reforms

In our financial results for the fiscal year ended March 31, 2019 under Japanese GAAP, we recorded losses totaling ¥695.4 billion in connection with carrying out our structural reforms. Based on our view that the business environment will continue to be challenging for the foreseeable future, we aim to implement feasible measures at an early stage, accelerate the elimination of structural issues, and further solidify our stable profit base.

Our customers’ needs and the financial industry are rapidly undergoing structural changes in reflection of the structural shifts occurring in the economy, industry and society such as digitalization, an aging society with low birthrates and globalization. It is essential that we respond quickly to these structural changes, especially in light of increasing uncertainty in the business environment due to concerns regarding a global economic slowdown, signs of a turn in the credit cycle and other factors.

In consideration of the above environment and issues, we launched the 5-Year Business Plan: Transitioning to the Next Generation of Financial Services for the five-year period beginning the fiscal year ending March 31, 2020. Our new business plan is focused on transitioning to the next generation of financial services—forging new forms of partnerships with our customers so that we can respond to their needs as the times change.

Our objective is to build a stronger and more resilient financial group that our customers can depend on in the coming era.

Outline of the New Business Plan

Basic policy

By implementing forward-looking structural reforms focused on three interconnected areas—business structure, finance structure and corporate foundations—we will endeavor to resolve the mismatch that has arisen in the allocation of corporate resources such as branch offices and human resources and respond to new customer needs in order to transition to the next generation of financial services.

The five-year period of the business plan can be broadly divided into two phases: Phase 1 (three years beginning the fiscal year ending March 31, 2020) in which full implementation of the structural reforms, building the firm foundations for the next generation financial services, will be conducted; and phase 2 (two years beginning the fiscal year ending March 31, 2023), which will aim to achieve the effects of the structural reforms and accelerate further growth.

Key strategy

In order to transition to the next generation of financial services, we will create new value incorporating both financial and non-financial products and services by going beyond the conventional boundaries of finance in order to forge new forms of partnerships with our customers.

Forging new forms of partnerships with our customers

•	For individual customers: be a partner that helps customers design their lives in a changing society.

•	For corporate & institutional clients: be a strategic partner for developing businesses during a period of structural changes in industries.

•	For market participants: be a partner with expert knowledge of market mechanisms and the ability to draw on a range of intermediary functions.

For such purpose, we will draw on the strengths that we have cultivated thus far and accelerate our digitalization initiatives and proactive collaboration with external partners.

Our key strengths

•	Customer base, network, trustworthiness and dependability

•	Financial functions, market presence and ability to respond to non-financial needs

•	Approach business as a unified group

We will also uphold “Open & Connected” and “Passionate & Professional” as our action principles.

Open & Connected

•

We will flexibly blend customer segments, regions, functions and other aspects of our business to create new, more open value chains (or the chain of value added in each process before we deliver a product to a customer) spanning across finance and adjacent fields.

•	We will proactively collaborate not only within the Mizuho group but also with external partners.

Passionate & Professional

•	Each employee will be encouraged to find a source of inspiration in the dreams and hopes of our customers and better connect with them.

•	We will draw on our strengths, backed by our expertise, to anticipate customers’ needs and then think, act and deliver.

Priority business domains

Business structural reforms

We will implement business structural reforms focused on the following initiatives to better enable us to respond to structural shifts occurring in the economy, industry and society while drawing on our strengths.

•	Be a partner that helps customers design their lives in a changing society.

•	Assist customers with asset building to support their life design in an era of lengthening lifespans, and develop professionals capable of providing this assistance.

•	Provide sophisticated solutions for business succession needs and assist clients with needs regarding identifying candidates for senior management roles.

•	Create next-generation branches focused on consulting that combine physical locations and digital channels.

•	Appeal to new customer demographics and create new demand through the application of technology and open collaboration.

•	Be a strategic partner for business development under a changing industrial structure.

•	Open collaboration for growth acceleration, including financing the growth of startups and forming industry-government-academia partnerships.

•	Utilize our industry knowledge and other insights to build new forms of partnerships that share business risks.

•	Leveraging our Asian client base and networks in order to support the business development of global clients.

•	Be a partner with expert knowledge of market mechanisms and the ability to draw on a range of intermediary functions.

•	By strengthening our global network and products framework, draw on a broad range of intermediary functions to connect investors with other investors and connect issuers with investors.

•	Enhance the sophistication of our ALM and portfolio management through flexible asset allocation while maintaining a focus on achieving a balance between realized gains and unrealized gains/losses.

Financial structure reforms

We will implement financial structure reforms focused on the following initiatives to transition to a flexible business/earnings structure that can better respond to changes in the business and competitive environments:

•	Identify business/earnings structure issues in each business domain, focusing on the following four perspectives:

•	Risk and return (gross profits ROE)

•	Cost and return (expense ratio)

•	Growth potential

•	Stability

•	Based on the above factors, streamline certain areas and concentrate/re-allocate corporate resources to growth areas.

•	After establishing a stable profit base, transition to an earnings structure centered on proactively pursuing earnings streams with upside potential.

Corporate foundations reforms

We will implement the following initiatives in order to strengthen our corporate foundations as a means of supporting continued competitive advantages:

•	Transform our approach to new business and our working style.

•	Focus on the areas of personnel/workplace, IT systems/digital, sales channels and group companies.

•

Revise our human resources management in line with an approach that prioritizes employees’ professional growth and career preferences and promote a new human resources management strategy focused on maximizing our workforce value in a manner that is universally recognizable.

•	Strengthen group governance.

•

Expand the use of “dual-hat” appointments of executive officers between our holding company and group companies and other methods of strengthening unified management of the group, including group companies other than banking, trust banking and securities subsidiaries. This will enhance our ability to implement key strategies and structural reforms.

•	Cultivate a new corporate culture centered on communication.

Sustainability initiatives

Through the initiatives under the new business plan, we will aim to create new value for our stakeholders as follows:

•	For customers: Create new value through finance and surrounding business areas, with an aim to achieve increased customer convenience and business growth.

•	For shareholders: Increase corporate value by resolving structural issues and accelerating growth.

•	For employees: Create workplaces that give employees a sense of purpose, linked to customer satisfaction.

Based on the above, we will define sustainability for the Mizuho group as “achieving sustainable and stable growth for the group, and through this growth, contributing to the sustainable development and prosperity of the economy, industry and society around the world.” Further, we will select “key sustainability areas” that reflect the expectations and demands of our stakeholders, based on their materiality to and affinity with our strategies, and the medium- to long-term impact on our corporate value. This will form the basis of our efforts to contribute to the realization of the UN’s Sustainable Development Goals (SDGs), the international goals adopted in September 2015 that were set forth in the “2030 Agenda for Sustainable Development.”

Management policy for the fiscal year ending March 31, 2020

For the first year of the new business plan, we will implement forward-looking structural reforms ahead of schedule. Unified as a group, we will accelerate the structural reforms, and along with this, we will come together as a group to revise various business operations in order to forge new forms of partnerships with our customers as a starting point for creating value in a wide range of areas.

Group Operations

Group Management Structure

We operate our group through five in-house companies, which determine and promote strategies group-wide across banking, trust banking, securities and other business areas according to the attributes of customers, and two units that support all of the in-house companies.

Retail & Business Banking Company

The Retail & Business Banking Company is responsible for customer segments consisting of individual customers, SMEs and middle-market corporations, engages in consulting services that integrate banking, trust banking, securities and other functions within the Mizuho group, as well as providing convenient financial services by leveraging advanced technologies and forming alliances with other companies.

For individual customers, the Retail & Business Banking Company will strive to improve our capacity to provide consulting services, including asset management and asset succession, while working on the development and provision of convenient services by leveraging advanced technologies and forming alliances with other companies and institutions.

As a reliable partner in an era of lengthening lifespans, we support customers who have concerns about their long term plans, and in addition to the consulting services that combine banking, trust banking and securities functions, we offer our customers asset formation support that utilizes advanced technologies, such as AI-powered asset management advisory services and asset management support utilizing remote channels, etc. Accordingly, in addition to strengthening our efforts related to NISA, a tax exemption program for small investments, and iDeCo, an individual-type defined contribution pension plan, we will strengthen financial education through seminars.

Furthermore, to support the smooth asset succession, we provide services such as inheritance distribution service and testamentary-trust that utilize trust function. We have also expanded our line of products and services such as Multifunctional Safety Trust and a web based app that can be used to manage inheritance.

With respect to the loan business, we have expanded our line of housing loan and card loan products and offer various products and services in response to each customer’s life stage, including firstly products that meet a diverse range of needs, internet-based services and the development of a new business model that utilizes advanced technology.

We also provide products/services to officers and employees of our corporate clients, such as opening account for payrolls, providing housing loans, management of retirement payments, etc.

In addition, in an effort to increase customer convenience, we have enhanced the efficiency of our branch network throughout Japan (Mizuho Bank: 464; Mizuho Trust & Banking: 60; Mizuho Securities: 259; each as of March 31, 2019) and our ATM network (approximately 7,200 locations as of March 31, 2019, including ATMs shared with AEON Bank). We also have 150 of Mizuho Securities “Planet Booths,” which are located in the branches and offices of Mizuho Bank, and 23 of Mizuho Trust & Banking “Trust Lounges,” which are located in the branches and offices of Mizuho Bank, as of March 31, 2019.

Moreover, with the aim of constructing a convenient and efficient channel network that responds to changes in customer needs, we are promoting the next generation of branches and offices which serve as consulting spaces along with a reduction of the number of branches and offices through reorganization and consolidation.

We have also made efforts to enhance customer convenience. For example, we are engaging in collaboration with other companies and are utilizing advanced technologies to offer new financial and other services and to enhance the quality of our internet and smart phone services, in light of changing customer needs due to ongoing digitalization.

In the fiscal year ended March 31, 2019, we strengthened our efforts in new business areas, including the launch of a new affiliate, J.Score CO., LTD, the commencement of discussions into joint establishment of a new bank with LINE Corporation, and the launch of J-Coin Pay, a smartphone-based payment service, in cooperation with approximately 60 other financial institutions.

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

In response to increasing customer needs related to their growth strategy or business succession in an unclear business environment, we offer multi-layered solutions in response to the various development stages of our customers’ businesses through the combined strength of our banking, trust banking, securities, asset management and research and consulting functions, based on a customer-focused approach.

Specifically, we offer syndicated loans, advisory services related to overseas expansions, mergers and acquisitions-related services, and business matching services, depending on the customers’ business strategies, in addition to brokering financial products and expanding the customer base for trustee business for defined contribution pension plans, combining financial services and advanced advisory services.

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

In light of structural changes in customer needs against the backdrop of further progress in digitalization, an aging society with a low birthrate and other factors, we will enhanced the efficiency of sales channels, including physical storefronts, and expand new business areas to realize the wants and desires of individual customers as well as the sustainable growth of corporate customers.

In order to achieve this goal, we will take advantage of our broad customer base, trustworthiness and dependability, as well as our consulting capabilities. At the same time, we will collaborate openly with those both inside and outside the Mizuho group to provide new value incorporating both financial and non-financial products and services, as a partner for individual customers’ life design and corporate customers’ growth strategies and business succession.

Corporate & Institutional Company

The Corporate & Institutional Company is responsible for customer segments consisting of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet their capital raising, asset management and business/financial strategy related needs.

For large corporate customers, based on our solid customer relationships and utilizing our global industry knowledge, we offer group-wide financial solutions that are tailored for each customer, such as fund management, underwriting of equity and bonds, M&A advisory and risk hedging products, etc., on a global basis to meet their needs in fund-raising, investment, management and financial strategies. In March 2019, in consideration of increasing customer needs for a diverse range of financial solutions, we made IBJ Leasing Company, Limited (which plans to change its trade name to Mizuho Leasing Company, Limited in October 2019) our equity method affiliate and increased our ability to offer solutions.

Mizuho Bank and Mizuho Securities have introduced the dual-hat structure in several offices in Japan. Through the global inter-sectoral group collaboration, they provide our customers with solutions based on their capital management, business strategy and financial strategy on a global basis.

Mizuho Bank and Mizuho Trust & Banking together provide solutions related to real estate, where we have a leading track record in the industry in Japan. They also work together in the areas of pension, asset securitization, securities management, stock transfer agent, consulting, etc., in response to our customers’ diversified needs for investment and asset optimization.

Further, we are proactively providing risk money to renewable energy companies and startups to develop next-generation industries and growth companies and promote collaboration among companies over their business areas.

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

We will build new relationships with customers and endeavor to realize value co-creation and co-prosperity based on changes in customer needs in response to changes in social and industrial structures.

In order to achieve this goal, as a strategic partner for our customers’ business development, we will utilize our sophisticated industry knowledge and competency to create business opportunities for our customers and to demonstrate our ability to draw on a broad range of intermediary functions in the sharing of business risks, with an open mindset.

Global Corporate Company

The Global Corporate Company is responsible for customer segments consisting of both Japanese companies operating outside Japan and non-Japanese companies, provides various solutions by taking advantage of our deep understanding of our clients’ businesses and our strengths in corporate finance and transaction banking, such as lending and corporate bond underwriting.

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

Meanwhile, we are enhancing our support to clients by expanding our global office network and strengthening the framework to support our customers’ business outside Japan. We have recently opened the Mizuho Bank (China), Ltd. Shanghai Hongqiao Sub-Branch and Mizuho Securities Europe GmbH.

We are forming business alliances with government-affiliated institutions and financial institutions to provide up-to-date local information to our customers. We are also enhancing our service framework to address the diverse business needs of customers, including post-entry support.

We will adjust our business portfolio in anticipation of future growth constraints, such as future regulatory changes and our foreign currency funding capabilities. At the same time, we will collaborate with customers in their development of global businesses to strengthen cross-regional business value chains. In order to achieve this goal, as a strategic partner that supports the development of businesses globally, we will link customers and our business functions located in Asia with those in other regions, based on our network in the rapidly growing Asian economies and our presence in the fertile U.S. capital markets.

Global Markets Company

The Global Markets Company is responsible for market-related businesses, engages in sales and trading services for a wide range of customers, from individuals to institutional investors, by offering market products to meet their risk hedging and asset management needs through collaboration between the Mizuho group’s banking, trust banking and securities functions, as well as investments in equity, fixed income and others.

To become a top-class Asian player in the global markets, our basic strategy is to enhance our presence in the market so that we can develop the most suitable products and organizational structure based on arising customer needs.

With respect to the sales and trading business, through a management structure based on customer segments, we offer detailed products and services based on our sophisticated knowledge, experience and expertise to meet the diverse needs of our customers and support their global business by integrating our banking, trust banking and securities functions as well as our broad customer base, network and presence in the financial market.

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

With respect to our asset liability management, we contribute to balance sheet management through the stabilization of domestic currency and foreign currency liquidity management. Also, as for the investment business, we earn stable revenue by constructing a diversified portfolio in interest rates, equity and credit markets, and appropriate asset allocation with using our early warning control to reflect the changes of market environment flexibly. In the previous fiscal year we started the implementation of initiatives for taking risks, and we continue to implement management focusing on achieving an appropriate balance between realized gains and unrealized gains/losses by restructuring stable earning sources with risk-taking capabilities.

In addition, we are also actively working on the advancement of our early warning control and decision making through digitalization by the use of advanced technology such as AI.

We aim to realize a stable earnings structure in the investment business and to improve sales and trading services with clearly defined focus areas which enable us to draw on diverse intermediary functions through the market and create diverse value for our customers.

In order to achieve this goal, as a partner with expert knowledge of market mechanisms that has insight into markets, we will enhance our asset allocation and product lineup and aim to establish a stable profit base. At the same time, we will provide appropriate investment opportunities to investors with different risk appetite.

Asset Management Company

The Asset Management Company is responsible for businesses related to asset management, provides products and services that meet the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group’s banking, trust banking and securities functions as well as Asset Management One Co., Ltd.

For individual customers, we offer investment products that contribute to their medium- to long-term asset formation.

For institutional investors such as pension funds, we offer consulting services to meet their diversified and sophisticated asset management needs.

We offer our customers investment products that are best suited to them in collaboration with Mizuho Alternative Investments, LLC, our New York-based hedge fund manager, Asset Management One Alternative Investments, Ltd., our Tokyo-based financial gatekeeper, Eurekahedge Pte, LTD., our Singapore-based hedge fund database provider, and Matthews Asia, an independent, privately owned firm and the largest dedicated Asia investment specialist in the U.S.

In addition, in various product fields, we are focusing on developing and offering products through collaboration with BlackRock, Inc. and Partner Group AG.

We will continue to transform our business structure to achieve the high capital efficiency that is inherent to the asset management business, and at the same time, support customers’ medium-to long-term asset formation, and thereby contribute to the revitalization of domestic financial assets.

In order to achieve this goal, we will enhance our value-add capabilities relating to asset management by strengthening our investing and solution-providing capabilities, and we will respond to changing customer needs in a unified group manner. At the same time, we will pursue efficiency and progressiveness through innovation and business process reformation.

Global Products Unit

The Global Products Unit engages in the provision of a wide range of solutions, including M&A, real estate, project finance, domestic and foreign settlement services, asset management and stock transfer agency, as the unit responsible for providing solutions to a wide range of customer segments, including individual customers, corporate clients and investors, in the areas of investment banking and transaction banking.

In the investment banking business we provide sophisticated financial solutions mainly in the business areas as follows:

•

In the mergers and acquisitions business, with an aim to increase the corporate value of our customers, we offer sophisticated solutions in response to our customers’ needs, mainly in the areas of cross-border mergers and acquisitions, business succession and management buyouts.

•

In the real estate business, by taking full advantage of our extensive knowledge and skills developed through the collaboration of our group companies, we offer various real estate-backed financing methods and real estate-related investment strategy support.

•

In the asset finance business, by strengthening the collaboration between banking, trust banking and securities functions and by arranging customers’ asset securitization, we satisfy their demands such as diversification of fund-raising sources and improvement of financial indices achieved by removing assets from their balance sheet.

•

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

•	In the corporate finance business, we proactively provide a wide variety of fund raising solutions in the syndicated loan and debt and equity capital markets.

In the transaction business we provide various solutions in accordance with customer needs and the character of their business:

•

For our corporate customers in the transaction business, we offer various financial services and products such as online banking, cash management solutions, Renminbi-denominated services and trade finance on a global basis.

•	For financial institutions and institutional investors, we promote custody, global custody and yen correspondence settlement, asset management and stock transfer agent services.

•	In addition, we are further expanding our range of services in collaboration with our group companies and leveraging the latest technological innovations.

In the fiscal year ended March 31, 2019, Trust & Custody Services Bank, Ltd. incorporated JTC Holdings, Ltd. by implementing a joint share transfer with Japan Trustee Services Bank, Ltd. for the purpose of realizing more stable and higher quality operations by seeking economies of scale.

As uncertainty grows in the operating environment that our customers and society confront today, we will align ourselves with our customers’ changing needs and will provide helpful solutions based on our high level of expertise and knowledge.

In addition, we will support each in-house company’s pursuit of its strategies and contribute to increasing the group’s stable earnings capability by calibrating the allocation of corporate resources for each product and by effectively creating value chains on a group-wide basis.

Research & Consulting Unit

The Research & Consulting Unit offers a wide variety of solutions that combine the following:

•	research functions that provide deep analysis, spanning from industrial to macroeconomic analysis;

•	consulting functions that cover many fields, including business strategy; and

•	IT and digital technology insights.

In the research field, we conduct deep investigations and wide-ranging analyses from macro-economics to industry and business trends, and link research and business origination function.

In the consulting field, we also offer a wide range of functions to help solve various issues that companies face, including those regarding management/HR planning/IT strategy and business succession, as well as social issues within the public sector, including the environment, energy, infrastructure and health care by utilizing financial engineering and digital knowledge.

In a rapidly changing economic and social environment, including an aging society with a low birthrate, digitalization and globalization, we will aim to further contribute to creating new value for our customers and society by utilizing our expertise, including industry expertise that can better respond to structural shifts in the needs of our customers, and by creating value chains on a group-wide basis.

In order to realize new value creation, we will work to increase the sophistication of our research functions, enhance our consulting business, leverage IT and digital technology and to address other challenges.

Competition

We engage in banking, trust banking, securities and other businesses related to financial services and face strong competition in all of those areas of businesses.

Our major competitors in Japan include:

•	Japan’s other major banking groups: Mitsubishi UFJ Financial Group and Sumitomo Mitsui Financial Group.

•

Other banking institutions: These include city banks, trust banks, regional banks, shinkin banks (or credit associations), credit cooperatives, agricultural cooperatives, foreign banks and retail-oriented online banks.

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies, leasing companies and other non-bank finance companies.

•	Asset management companies.

•	Other financial services providers: We also compete with financial services providers that utilize “FinTech.”

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading local banks in those financial markets outside Japan in which we conduct business.

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of April 28, 2019): (i) ordinary banks, of which there were 123, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 14, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

Ordinary banks consist mainly of city banks and regional banks. City banks, including Mizuho Bank, are based in large cities, operate domestically on a nation-wide scale through networks of branch offices and have strong links with large corporate customers in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including retail banking, small and medium-sized enterprise banking, international operations and investment banking. Regional banks are mostly based in one of the prefectures of Japan and are generally much smaller in terms of total assets than city banks. In recent years, as a consequence of changes in the business environment, the number of regional banks that integrate their businesses with other regional banks has been increasing. Customers of regional banks, other than local retail customers, include mostly regional enterprises and local public utilities, although regional banks also lend to large corporations. In addition to these types of banks, new retail-oriented banks have emerged in recent years, including Internet banks and banks specializing in placing their ATMs in convenience stores and supermarkets without maintaining a branch network.

Trust banks, including Mizuho Trust & Banking, are engaged in trust services in relation to, among others, money trust, pension trust and real estate trust services, in addition to banking business.

Based on information published by the Financial Services Agency, available as of April 28, 2019, there were 56 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. In recent years, the governmental postal business has been in the process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank, which currently operates as an ordinary bank. In November 2015, the shares of three main companies of the Japan Post group were listed on the Tokyo Stock Exchange, with Japan Post Holdings disposing of approximately 11% of its ownership in the two subsidiaries, while the Japanese government disposed of approximately 11% of its ownership in Japan Post Holdings. Japan Post Holdings plans to initially dispose of its two subsidiaries shares gradually down to approximately 50% ownership. In April 2019, the maximum deposit amount that Japan Post Bank Co., Ltd. may accept increased from 13 million yen in aggregate for ordinary deposits and time deposits to a total of 26 million yen, 13 million yen each for ordinary deposits and time deposits.

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

Under the Banking Act, the Prime Minister’s authority over banks and bank holding companies in Japan extends to various areas, including granting and cancellation of licenses, ordering the suspension of business in whole or in part and requiring submission of business reports or materials. Under the prompt corrective action system, the Financial Services Agency, acting on behalf of the Prime Minister, may take corrective action in the case of failure to meet the minimum capital adequacy ratio or the minimum leverage ratio of banks, their subsidiaries and companies having special relationships prescribed by the cabinet order. See “Capital Adequacy” below. These actions include requiring a financial institution to formulate and implement reform measures, requiring it to reduce assets or take other specific actions and issuing an order to suspend all or part of its business operations.

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

Furthermore, under the Japanese TLAC regulations introduced in March 2019, the Financial Services Agency, acting on behalf of the Prime Minister, may order the bank holding company of a G-SIB in Japan to be designated as the domestic resolution entity of such G-SIB to submit reports related to improvement of TLAC or may issue a business improvement order to such domestic resolution entity if the external TLAC ratio of the domestic resolution entity or the internal TLAC of its material subsidiaries in Japan fall below the minimum requirements. See “Total Loss Absorbing Capacity” below.

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

The inspection of banks has been performed pursuant to a Financial Inspection Manual published by the Financial Services Agency, but on December 15, 2017 the Financial Services Agency announced a plan to repeal the Financial Inspection Manual after April 1, 2019 and establish a new framework for bank supervision. In order to upgrade the quality of its supervisory activities, strengthen Japan’s financial infrastructure, and to enable the Japanese economy to realize its full potential, the Financial Services Agency embarked on the review of the supervisory approaches. The Financial Services Agency announced the “JFSA’s supervisory approaches— Replacing checklists with engagement” in June 2018 and the “JFSA’s Supervisory Approaches Aimed at Financial Stability (Basic Policy on Prudential Policies)” in March 2019, and is committed to continuous improvement of the supervisory approaches through dialogue with financial institutions, etc.

In addition to individual financial institutions, the Financial Services Agency also supervises financial groups as financial conglomerates based on its Guidelines for Financial Conglomerates Supervision that focus on management, financial soundness and operational appropriateness of a financial conglomerate as a whole.

The Bank of Japan also conducts examinations of banks. The examinations are normally conducted once every few years, and involve such matters as examining asset quality, risk management and reliability of operations. Through these examinations, the Bank of Japan seeks to identify problems at an early stage and give corrective guidance where necessary.

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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate from April 2019, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, is 0.033%.

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

Further, under a possible model of Single Point of Entry (“SPE”) resolution described in the Japanese TLAC regulations published by the Financial Services Agency in March 2019, if the Financial Services Agency determines that a material subsidiary in Japan of a Japanese financial institution that is a G-SIB is non-viable due to material deterioration of its financial condition after recognizing that it is or is likely to be unable to fully perform its obligations with its assets, or that it has suspended, or is likely to suspend, repayment of its obligations, and issues an order concerning restoration of financial soundness, including recapitalization and restoration of liquidity of such material subsidiary, to the resolution entity in Japan of such financial institution, the material subsidiary’s internal TLAC instruments will be written off or, if applicable, converted into equity in accordance with the applicable terms of such internal TLAC instruments. Following the write-off or conversion of internal TLAC instruments, if the Prime Minister recognizes that the resolution entity in Japan of the financial institution is or is likely to be unable to fully perform its obligations with its assets, or that it has suspended or is likely to suspend, repayment of its obligations, as a result of the resolution entity’s loans to, or other investment in, its material subsidiaries that are designated by the Financial Services Agency as being systemically important or that are subject to TLAC requirements or similar requirements imposed by a relevant foreign authority, becoming subject to loss absorption or otherwise, and further recognizes that the failure of such resolution entity is likely to cause a significant disruption to the Japanese financial market or system, the Prime Minister may, following deliberation by the Financial Crisis Management Meeting, confirm that specified item 2 measures (tokutei dai nigo sochi) need to be applied to the resolution entity for its orderly resolution.

Recovery and Resolution Plan

In November 2018, the Financial Stability Board published the latest list of G-SIBs. The list is annually updated by the Financial Stability Board in each November, and the list as of November 2018 includes us. A recovery and resolution plan must be put in place for each G-SIB and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc., as part of crisis management, financial institutions identified as G-SIBs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIB.

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

Bank Holding Companies

Under the amendments to the Banking Act, which became effective from April 2017, a bank holding company is required to administrate the businesses of the bank holding company group and is, in principle, prohibited from carrying out businesses other than administrating such businesses and matters incidental to such businesses; however, given prior approval of the Prime Minister, a bank holding company may carry out certain operations common to its group companies so as to improve the efficiency of their operations. Business activities for subsidiaries of bank holding companies are limited to finance-related businesses and incidental businesses.

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

In addition, in June 2018, the Financial Services Agency announced in the “JFSA’s supervisory approaches—Replacing checklists with engagement” that it would, using current practice as a starting point, discuss the future policy direction of loan classification, loan write-offs and loan-loss provisioning with financial institutions, external auditors and other experts. Based on this, the Financial Services Agency established the “Study Group on Supervisory Approaches to Lending Practices” in June 2018, and is planning to discuss and issue discussion papers regarding future supervisory approaches towards lending and to engage in dialogues with a wide range of stakeholders.

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

In November 2015, the Financial Services Agency published revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical buffer and the additional loss absorbency requirements for G-SIBs and domestic systemically important banks (“D-SIBs”). These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for

G-SIBs and D-SIBs must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer was phased in starting in March 2016 at 0.625% and became fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we were designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which was phased in starting in March 2016 at 0.25% and became fully effective in March 2019 at 1.0%.

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

Leverage Ratio

The leverage ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%. The Financial Services Agency applied the requirement from March 31, 2019 to meet the minimum leverage ratio for bank holding companies and banks with international operations.

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

The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon. The BCBS finalized the NSFR framework in October 2014, and the NSFR was scheduled to be introduced as a minimum standard on March 31, 2019 by the Financial Services Agency, but the introduction was postponed in March 2019.

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

Following the publication of the final TLAC standards for G-SIBs by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is being phased in for Japanese G-SIBs beginning March 31, 2019. According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for G-SIBs in Japan as well as a domestic systematically important bank in Japan which is deemed of particular need for a cross-border resolution arrangement and of particular systemic significance to Japanese financial system if it fails (together with G-SIBs in Japan, the “Covered SIBs”) is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency requires the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency to (i) meet the minimum external TLAC requirements, and (ii) cause their material subsidiaries or material sub-groups that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the resolution entity in Japan for our group, which is subject to the external TLAC requirements in Japan, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan which are subject to Japan’s internal TLAC requirements. In addition, under the Japanese TLAC regulations, G-SIBs are required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets from March 31, 2019 and at least 18% from March 31, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from March 31, 2019, and at least 6.75% from March 31, 2022. Japanese G-SIBs are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019, and 3.5% of their consolidated risk-weighted assets from March 31, 2022, as their external TLAC.

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

In February 2018, the Financial Services Agency issued “Guidelines for Anti-Money Laundering and Combating the Financing of Terrorism” to clarify the basic stance on risk management practices against money laundering and terrorists financing in order to encourage financial institutions to improve their regimes to effectively prevent money laundering and terrorists financing. The guidelines were partially revised on April 10, 2019, intending to further enhance financial institutions’ risk management for anti-money laundering and combating the financing of terrorism.

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

To retain our status as an FHC, we must also comply with certain additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized,” meaning maintenance of a common equity Tier 1 risk-based capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8%, a total risk-based capital ratio of at least 10% and a leverage ratio of at least 5%. We and each of our U.S. insured depository institution subsidiaries must also be “well managed,” including that we and they maintain examination ratings that are at least satisfactory. Further, Mizuho Financial Group and Mizuho Bank must also meet such capital standards as calculated under their home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as an FHC during any period of noncompliance without the prior approval of the Federal Reserve Board, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

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

The New York branch of Mizuho Bank is subject to supervision, examination and regulation by the New York State Department of Financial Services (“NYDFS”) as well as by the Federal Reserve. Except for a prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York State has an asset pledge requirement for branches equal to the greater of 1% of average total liabilities for the previous month or $2 million, provided that an institution designated as a “well-rated foreign banking corporation” is permitted to maintain a reduced asset pledge with a cap of $100 million. The may require higher amounts for supervisory reasons. Each other U.S. branch and representative office of Mizuho Bank is also subject to regulation and examination by the state banking authority of the state in which such branch or representative office is located. The deposits of Mizuho Bank’s U.S. branches are not insured by the Federal Deposit Insurance Corporation (“FDIC”).

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with $50 billion or more in consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign banking organization is subject to comparable home country standards. [In February 2014, the Federal Reserve Board finalized rules (the “FBO Rules”) under Regulation YY that impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Bank. Under the FBO Rules, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. Additionally, in August 2018, the Federal Reserve Board finalized single counterparty credit limits for large foreign banking organizations with respect to their U.S. operations. In addition, under the FBO Rules, foreign banking organizations with consolidated U.S. assets of $50 billion or more (excluding the assets of U.S. branches and agencies) are, as of July 1, 2016, required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold all of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis. In consideration of certain enhanced prudential requirements under the FBO Rules, we established a new U.S. bank holding company, Mizuho Americas, a wholly owned direct subsidiary of Mizuho Bank as of July 1, 2016. Mizuho Americas is currently the holding company for our U.S. bank subsidiary, Mizuho Bank (USA), our U.S. securities broker dealer, Mizuho Securities USA LLC, and certain other our U.S. subsidiaries. The establishment of Mizuho Americas was part of a larger internal corporate reorganization, which was taken with the aim of, among other things, strengthening corporate governance practices and operations.

On May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “Reform Act”) was signed into law. Among other regulatory changes, the Reform Act raised the threshold for automatic application of enhanced prudential standards to foreign banking organizations (“FBOs”) under the Dodd-Frank Act. The Reform Act, however, did not require the Federal Reserve Board to change the enhanced prudential standards applicable to FBOs with more than $100 billion in total consolidated assets, such as us.

In April 2019, the Federal Reserve Board issued a proposed rule that would implement the Reform Act’s changes to the application of enhanced prudential standards with respect to FBOs (the “FBO Tailoring Proposal”). The FBO Tailoring Proposal would delineate three categories of enhanced prudential standards applicable to FBOs based on an FBO’s asset size and other factors such as the degree of the cross-jurisdictional activity, reliance on short-term wholesale funding, nonbank assets, and off-balance sheet exposures of an FBO’s U.S. operations. The FBO Tailoring Proposal generally would determine the stringency of enhanced prudential standards applicable to FBOs based on the risk profile of the FBO’s U.S. operations, rather than its global footprint, with most enhanced prudential standards applying only to FBOs with combined U.S. assets of at least $100 billion. FBOs with global assets of $100 billion or more and relatively limited U.S. presence would be subject to certain minimum standards, with the Federal Reserve Board relying primarily on compliance with comparable home-country prudential standards with respect to such FBOs.

If the Federal Reserve Board were to adopt final rules amending the enhanced prudential standards currently applicable to us, we cannot predict, at this time, the scope of any such final rules (including the extent to which such final rules would be consistent with the FBO Tailoring Proposal) or the effect that such rules would have on our activities, financial condition and/or results of operations.

Under Section 13 of the Bank Holding Company Act, as amended, also known as the “Volcker Rule,” any insured depository institution (subject to certain exceptions including for depository institutions that do not have, and are not controlled by a company that has, more than $10 billion in total consolidated assets and significant trading assets and liabilities), any company that controls such an institution, any non-U.S. bank with branches in the United States, such as Mizuho Bank, and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. In December 2013, U.S. financial regulators approved final rules implementing the Volcker Rule, and established a deadline of July 21, 2015 for banking entities to conform their activities and investments to the requirements of the final rules. In December 2014, the Federal Reserve Board extended the conformance period to July 21, 2017 for investments in and relationships with certain funds that were in place prior to December 31, 2013. In addition, prior to the expiration of the general conformance period, banking entities with investments in or relationships with certain “illiquid” funds” were permitted to seek an additional one-time extension by the Federal Reserve Board of up to five years. All investments in and relationships with funds covered by the Volcker Rule made after December 31, 2013 must have been divested or restructured by July 21, 2015.

The current regulatory environment in the United States may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. [For example, on May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “Reform Act”) was signed into law. Among other regulatory changes, the Reform Act amends various sections of the Dodd-Frank Act, including by modifying the Volcker Rule to exempt depository institutions that do not have, and are not controlled by a company that has, more than $10 billion in total consolidated assets or significant trading assets and liabilities, and by raising the threshold for automatic application of enhanced prudential standards to FBOs under the Dodd-Frank Act.. The ultimate consequences of the Reform Act on us and our U.S. operations remain uncertain. The scope any additional future legislation is not possible to determine at this time, and we cannot predict what impact, if any, such future legislative developments will have on us if and when such legislation is enacted.

Cybersecurity and privacy developments in Europe and the U.S.

The European Union General Data Protection Regulation (“GDPR”) replaced the existing E.U. Data Protection Directive and, as a regulation, took effect in all EU member states from May 25, 2018. Although a number of the existing principles for the protection of personal data remains, the GDPR is designed to harmonize data privacy laws across Europe and reshape the way organizations approach data privacy. The GDPR introduced new obligations and expanded its territorial reach. It applies to all organizations processing or holding personal data of EU ‘data subjects’ (regardless of the organization’s location) as well as to organizations outside the EU that offer goods or services in the EU, or that monitor the behavior of EU data subjects. Personal data is information that can be used to identify a natural person, including a name, a photo, an email address, or a computer IP address. Compliance with the GDPR requires companies to analyze and evaluate how they handle data in the ordinary course of their business, from processes to technology. It imposes a prescriptive approach to compliance requiring organizations to demonstrate and record compliance and to provide much more detailed information to data subjects regarding processing. EU data subjects need to be given full disclosure about how their personal data is used and stored. In that connection, consent must be explicit and companies must be in a position to delete information from their global systems permanently if consent were withdrawn. Financial regulators and data protection authorities throughout the EU will have significantly increased audit and investigatory powers under GDPR to probe how personal data is being used and processed. Penalties for non-compliance are material. Serious breaches of GDPR include antitrust-like fines on companies of up to the greater of €20 million or 4% of global group turnover in the preceding year, regulatory action and reputational risk.

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

Legacy guarantees

During a portion of the period covered by this disclosure, Mizuho Bank was a party to a legacy counter guarantee that was opened in connection with activity of its customer for the benefit of an Iranian bank. When the guarantee was entered into, the bank in question, which is related to the Government of Iran, had not been designated under U.S. Executive Orders (“E.O.”) 13224 or 13382, although it was subsequently so designated. Mizuho Bank maintained this guarantee post-designation only after confirming that such a transaction did not involve prohibited or sanctionable activity under U.S. or other economic sanctions. As contractual obligations, this guarantee could not be exited by Mizuho Bank unilaterally. In the fiscal year ended March 31, 2019, Mizuho Bank received fees of less than ¥1 million attributable to this guarantee and earned net profits of less than that amount. Mizuho Bank terminated the counter guarantee in July 2018 before the issuance of E.O. 13846.

Activities through correspondent banking accounts

In the fiscal year ended March 31, 2019, Mizuho Bank conducted a limited number of fund transfers through accounts it maintains for or at a limited number of Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, or through other correspondent banking accounts on behalf of such Iranian banks. These transfers were mainly associated with requests by our customers after the relaxation of applicable sanctions pursuant to the Joint Comprehensive Plan of Action and prior to the full re-imposition of such U.S. sanctions on November 5, 2018. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under

U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2019 attributable to fees for these activities was less than ¥12 million, with a net profit of less than that amount. Mizuho Bank will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2019:

Note:

(1)	JTC Holdings, in which we have a 27.0% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2019:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	95.8%	95.8%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.6%	98.6%
Mizuho Information & Research Institute, Inc.	Japan	Information technology	91.5%	91.5%
Asset Management One Co., Ltd.	Japan	Investment management	70.0%	51.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Realty Co., Ltd.	Japan	Real estate agency	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Realty One Co., Ltd.	Japan	Holding company	100.0%	100.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
UC Card Co., Ltd.	Japan	Credit card	51.0%	51.0%
J.Score CO., LTD	Japan	Lending	50.0%	50.0%
Mizuho Trust Systems Company, Limited	Japan	Subcontracted calculation services, software development	50.0%	50.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho Americas LLC	USA	Holding company	100.0%	100.0%
Mizuho Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho International plc	UK	Securities and banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA LLC	USA	Securities	100.0%	100.0%
Mizuho Bank Europe N.V.	Netherlands	Banking and securities	100.0%	100.0%
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	USA	Banking and trust	100.0%	100.0%
Mizuho Securities Europe GmbH	Germany	Securities	100.0%	100.0%
Mizuho Capital Markets LLC	USA	Derivatives	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2018 and 2019:

	As of March 31,
	2018	2019
	(in millions of yen)
Land	¥566,040	¥563,032
Buildings	811,911	826,781
Equipment and furniture	484,102	472,186
Leasehold improvements	97,066	97,508
Construction in progress	25,849	37,174
Software	1,463,786	1,366,481

Total	3,448,754	3,363,162
Less: Accumulated depreciation and amortization	1,332,570	1,462,210

Premises and equipment—net	¥2,116,184	¥1,900,952

Our head office is located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The headquarter building is leased from a third party.

The total area of land related to our material office and other properties as of March 31, 2019 was approximately 650,000 square meters for owned land and approximately 13,000 square meters for leased land.

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

Fee and commission include the following:

•

fee and commission from securities-related business, including brokerage fee and commission related to the execution of customer transactions and sales commission of investment trusts and asset-based revenue, which mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts;

•

fee and commission from deposits and lending business, which consist mostly of fee and commission related to our loan businesses, including fees related to the arrangement of syndicated loans and other financing transactions such as arrangement fees related to management buy-out transactions and fees related to deposits such as account transfer charges;

•	fee and commission from remittance business, including service charges for domestic and international funds transfers and collections;

•	fee and commission from asset management business, including investment trust management fees and investment advisory fees for investment trusts;

•

fee and commission from trust-related business, including trust fees earned primarily through fiduciary asset management and administration service for corporate pension plans and investment funds and other trust-related fees such as brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust and charges for stock transfer agent services;

•

fee and commission from agency business, including administration service fees related to our agency business such as Japan’s principal public lottery program and revenue from standing proxy services; and

•

fees for other customer services, including various revenues such as guarantee fees, sales commissions of life insurance, service charges for electronic banking, financial advisory fees and service charges for software development.

Investment gains (losses)—net primarily include net gains and losses on sales of marketable securities, such as equity and bond investments. In addition, impairment losses are recognized when management concludes that declines in the fair value of investments are other-than-temporary.

Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated debt securities reported as Trading securities.

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

As to the recent economic environment, the gradual recovery in the global economy has continued, driven by the strong expansion of the United States’ economy. On the other hand, the Chinese and European economies showed a clear slowdown due mainly to the influence of trade friction between the United States and China.

In Japan, although the economy continued to recover, exports declined due to weak overseas economies and production remained weak. Employment conditions have been favorable, and consumer spending maintained a gradual recovery trend. The Bank of Japan continues “quantitative and qualitative monetary easing with yield curve control” to achieve the price stability target of 2%, but it is indicated that it will be difficult to achieve this target by the end of the 2020 fiscal year.

In the United States, the economy continued its steady expansion due to such factors as tax cuts and increases in government spending. However, there was a downturn in business confidence in the manufacturing industry due primarily to the impact of the trade friction with such countries as China. While the unemployment rate remained low and wage level growth has accelerated somewhat, spillover effects on prices have yet to be observed. The Federal Reserve Board (“FRB”) has changed its stance regarding interest rates from one with an inclination towards rate increases to a more wait-and-see stance and announced their planned suspension of the shrinking of their balance sheet.

In Europe, the economy remained weak. Business confidence showed a clear downturn mainly in the manufacturing industry. The European Central Bank (“ECB”) suspended new assets purchases but maintained its policy rate as uncertainties such as concerns regarding Brexit increase.

In Asia, the Chinese economy remained stagnant. In China, export growth slowed rapidly due mainly to the impact of trade friction between the United States and China.

In emerging countries, the economies generally continued to recover. However, in some countries with current account deficits, the risk of cash outflows remained amid concerns regarding uncertainty in U.S. trade policies and the Chinese economy.

As for the future outlook of the global economy, recovery is expected to continue, particularly in the United States, but it is necessary to monitor increasing uncertainties such as developments in U.S. trade policies, political concerns in Europe, the economic outlook for China and emerging countries and geopolitical risks in the Middle East.

Key indicators of Japanese economic conditions in recent periods include the following:

•

The following chart shows the growth rates of Japan’s gross domestic product on a year-on-year basis and Japan’s core nationwide consumer price indices from the first quarter of 2016 through the first quarter of 2019:

Japan’s real gross domestic product on a year-on-year basis increased by 0.9%, 1.9% and 0.7% in the fiscal years ended March 31, 2017, 2018 and 2019, respectively. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the first quarter of calendar year 2015 through the first quarter of calendar year 2019. Japan’s core nationwide consumer price index decreased by 0.2% in the fiscal year ended March 31, 2017, increased by 0.7% and 0.8% in the fiscal years ended March 31, 2018 and 2019, respectively.

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

In July 2018, the Bank of Japan decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates, and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control.” In its forward guidance, the Bank of Japan stated its intention to maintain the current extremely low levels of short-term and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices, including the effects of the consumption tax hike scheduled to take place in October 2019. The Bank of Japan also indicated its aim to ease the yield curve, stating that it would purchase Japanese government bonds so that the yield of 10-year Japanese government bonds will remain at around 0%, although it might move upward and downward to some extent mainly depending on developments in economic activity and prices, and the Bank of Japan would purchase the Japanese government bonds in a flexible manner with regard to the purchase amount. In addition, the Bank of Japan decided to reduce the size of the excess balances in financial institutions’ current account to which a negative interest rate is applied under the condition that yield curve control can be conducted appropriately.

In April 2019, the Bank of Japan decided upon the clarification of forward guidance for policy rates and implementation of measures contributing to the continuation of powerful monetary easing, including the expansion of eligible collateral for the bank’s provision of credit, with a view to making clearer its policy stance to persistently continue with powerful monetary easing. The Bank of Japan stated its intention to maintain the current extremely low levels of short-term and long-term interest rates for an extended period of time, at least through around spring 2020, taking into account uncertainties regarding economic activity and prices, including developments in overseas economies and the effects of the scheduled consumption tax hike.

The following chart shows movements in long-term interest rates from January 2016 to May 2019, represented by the yield on newly issued 10-year Japanese government bonds, and in short-term interest rates during the same period, represented by the uncollateralized overnight call rate used in the interbank market:

•

According to Teikoku Databank, a Japanese research institution, there were 8,153 corporate bankruptcies in the fiscal year ended March 31, 2017, involving approximately ¥1.9 trillion in total liabilities, 8,285 corporate bankruptcies in the fiscal year ended March 31, 2018, involving approximately ¥2.6 trillion in total liabilities, and 8,057 corporate bankruptcies in the fiscal year ended March 31, 2019, involving approximately ¥1.6 trillion in total liabilities. The number of corporate bankruptcies showed a decrease from the previous year for the first time in two years, which was the fewest in ten years since the financial crisis in 2008. The amount of total liabilities decreased by approximately ¥1.0 trillion from the previous fiscal year.

•	The following chart shows the daily closing price of the Nikkei Stock Average from January 2016 to May 2019:

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 12.8% to ¥18,909.26 during the fiscal year ended March 31, 2017, followed by a 13.5% increase to ¥21,454.30 during the fiscal year ended March 31, 2018 and a 1.2% decrease to ¥21,205.81 during the fiscal year ended March 31, 2019. Thereafter, the Nikkei Stock Average decreased to ¥20,601.19 as of May 31, 2019.

•	The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2016 to May 2019:

The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥111.80 to $1.00 as of March 31, 2017, ¥106.19 to $1.00 as of March 30, 2018, and ¥110.75 to $1.00 as of March 29, 2019. Thereafter, the yen strengthened to ¥108.78 to $1.00 as of May 31, 2019.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan increased by 5.8% in the fiscal years ended March 31, 2017, decreased by 2.8% in the fiscal year ended March 31, 2018 and increased by 0.7% in the fiscal year ended March 31, 2019.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan was unchanged in calendar year 2016 and increased by 0.3% and 0.6% in calendar year 2017 and 2018, respectively.

Capital Improvements

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

Strengthening of Stable Capital Base

In the fiscal year ended March 31, 2019, we strengthened our capital base mainly as a result of earning ¥96.5 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, since April 2018, we have redeemed various securities that are eligible regulatory capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2018 and June 2019, we redeemed ¥274.5 billion and ¥303.0 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose companies in January 2008 and July 2008, respectively. With respect to Tier 2 capital, in June 2019, we redeemed ¥54.0 billion of dated subordinated bonds issued by our subsidiary bank in June 2009. In addition, we have decided to redeem ¥20.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments in July 2019, which were issued by Mizuho Financial Group in July 2014.

With respect to new issuances of Additional Tier 1 capital, in July 2018, we issued ¥350.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments through public offerings to wholesale investors in Japan. With respect to new issuances of Tier 2 capital, in June 2018, we issued ¥40.0 billion and ¥70.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale and retail investors, respectively, in Japan. In June 2019, we issued ¥90.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to wholesale investors in Japan.

Our Common Equity Tier 1 capital ratio under Basel III was 12.49% and 12.76% as of March 31, 2018 and 2019, respectively.

Steady Returns to Shareholders

Annual cash dividends for the fiscal year ended March 31, 2019 were ¥7.5 per share of common stock (including interim dividend payments of ¥3.75 per share), which was the same amount as the annual cash dividend per share for the previous fiscal year.

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

Others

Implementation of the Next-generation IT Systems

Since June 11, 2018, Mizuho Bank and Mizuho Trust & Banking have been engaging in a multi-stage process of migration to, and the implementation of, our next-generation IT systems, including accounting system. As of July 5, 2019, we have completed eight out of the nine required phases.

New Share Issuance of LINE Credit Corporation and Establishment of a Joint Venture

In November 2018, LINE Corporation (“LINE”) and we agreed to executing new share issuance by LINE Credit Corporation (“LINE Credit”) through third-party allotment to the parties’ respective group companies, namely LINE Financial Corporation (“LINE Financial”), Mizuho Bank and Orient Corporation (“Orico”). In May 2019, this third-party allotment was completed and resulted in 51% of the voting rights held by LINE Financial, 34% held by Mizuho Bank and 15% held by Orico. LINE Credit will seek to establish an innovative own-scoring platform and provide useful loan services to customers.

In May 2019, LINE and we also established a joint venture through their respective subsidiaries, LINE Financial and Mizuho Bank. Subject to any required regulatory approval, the joint venture will start preparation to establish a new bank. By fully utilizing the large customer base and sophisticated user interface and user experience of LINE and our financial expertise, the new bank, which will be linked to the LINE mobile application, will seek to provide user-friendly smartphone-based banking services.

Signing of the Capital and Business Alliance Agreement between Mizuho Bank and IBJ Leasing Company

In February 2019, Mizuho Bank and IBJ Leasing Company, Limited (“IBJ Leasing”) adopted a resolution to enter into a capital and business alliance and executed a capital and business alliance agreement. Through the subscription for the entire shares of common stock of IBJ Leasing to be issued by IBJ Leasing through third-party allotment and the share transfers from existing shareholders by off-market negotiated transactions conducted in March 2019, together with the shares we had already owned, we currently hold 23.5% of the shares of common stock of IBJ Leasing, which makes IBJ Leasing our equity-method affiliate.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2015 was ¥1,962.9 billion, and we have reduced such amount by ¥543.0 billion as of March 31, 2019.

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

The allowance for loan losses is categorized and evaluated using the following methods:

•

Allowance based on ASC 310. In accordance with ASC 310, “Receivables” (“ASC 310”), we measure the value of specifically identified impaired loans based on the present value of expected cash flows discounted at the loans’ initial effective interest rate, or as a practical expedient, using the observable market price or the fair value of collateral if the loan is collateral dependent, when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The collateral that we obtain for loans consists primarily of real estate. In obtaining the collateral, we evaluate the value of the collateral and its legal enforceability, and we also perform subsequent re-evaluations at least once a year. As to collateral of loans that are collateral dependent, in the case of real estate, valuation is generally performed by an appraising subsidiary that is independent from our loan origination sections by using generally accepted valuation techniques such as (i) the replacement cost approach, or (ii) the sales comparison approach, or (iii) the income approach, although in the case of large real estate collateral, we generally engage third-party appraisers to perform the valuation. Management identifies impaired loans through the credit quality review process, in which the ability of borrowers to service their debt is assessed. The difference between our evaluation of the value of the impaired loan and its principal amount is the amount of the impairment which is recorded in the allowance for loan losses. Estimation of future cash flows is based on a comprehensive analysis of the borrower’s ability to service the debt, any progress made on the borrower’s rehabilitation program and the assumptions used therein.

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

Impairment of Investment Securities

U.S. GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other-than-temporary. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date.

For debt securities, in the case where we have the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized through earnings. In these cases, we evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For further details on the amount of the impairment losses on debt securities, see note 4 to the consolidated financial statements included elsewhere in this annual report.

Our assessment of impairment involves analyzing risks and uncertainties resulting from market conditions and the condition of specific issuers or industries. Significant changes in any of these factors could significantly affect our financial condition and results of operations.

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

Accounting for Goodwill and Intangible Assets

Goodwill

Goodwill is tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. For both the annual and interim tests, we have the option to either (a) perform a quantitative impairment test or (b) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case we would perform the quantitative test. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its estimated fair value. The estimated fair value of the reporting units is derived based on valuation techniques that we believe market participants would use for each of the reporting units. We generally determine the estimated fair value by utilizing a discounted cash flow methodology or methodologies that incorporate price-to-book multiples of certain comparable companies. A change in the estimation could have an impact on impairment recognition because it is driven by hypothetical assumptions, such as projected earnings and discount rates. The estimation is based on information available to management at the time the estimation is made.

Intangible Assets

Intangible assets having indefinite useful lives are subject to impairment tests. An impairment loss is recorded to the extent that the carrying amount of the indefinite-lived intangible asset exceeds its estimated fair value. For intangible assets subject to amortization, an impairment loss is recorded if the carrying amount is not recoverable and exceeds its estimated fair value. Management judgment is required to evaluate whether indications of potential impairment have occurred, and to test intangible assets for impairment, if required.

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017	2018	2019
	(in billions of yen)
Interest and dividend income	¥1,509	¥1,762	¥2,207
Interest expense	602	890	1,313

Net interest income	907	872	894
Provision (credit) for loan losses	38	(126)	32

Net interest income after provision (credit) for loan losses	869	998	862
Noninterest income	1,368	1,605	1,222
Noninterest expenses	1,757	1,764	1,999

Income before income tax expense	480	839	85
Income tax expense	91	237	9

Net income	389	602	76
Less: Net income (loss) attributable to noncontrolling interests	27	24	(9)

Net income attributable to MHFG shareholders	¥362	¥578	¥85

The following is a discussion of major components of our net income attributable to MHFG shareholders for the fiscal years ended March 31, 2017, 2018 and 2019.

Net Interest Income

The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017			2018			2019
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥37,389	¥27	0.07%	¥39,812	¥27	0.07%	¥38,914	¥26	0.07%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	5,079	18	0.35	5,283	23	0.43	6,201	32	0.51
Trading account assets	4,408	27	0.62	4,654	50	1.07	5,930	71	1.19
Investments	20,357	78	0.38	21,267	97	0.46	20,109	137	0.68
Loans	53,930	510	0.95	58,049	511	0.88	55,897	531	0.95

Total interest-earning assets	121,163	660	0.54	129,065	708	0.55	127,051	797	0.63

Deposits	83,293	51	0.06	90,078	60	0.07	87,168	94	0.11
Short-term borrowings(1)	14,177	27	0.19	13,678	43	0.31	14,011	69	0.49
Trading account liabilities	1,697	14	0.82	1,454	27	1.87	1,735	34	1.93
Long-term debt	14,523	178	1.22	13,032	197	1.51	12,285	217	1.77

Total interest-bearing liabilities	113,690	270	0.24	118,242	327	0.28	115,199	414	0.36

Net	7,473	390	0.30	10,823	381	0.27	11,852	383	0.27

Foreign:
Interest-bearing deposits in other banks	7,671	48	0.63	8,363	94	1.13	5,951	95	1.59
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	9,213	79	0.85	9,251	132	1.43	9,924	228	2.30
Trading account assets	10,335	136	1.31	10,821	152	1.41	9,197	141	1.53
Investments	3,915	87	2.24	3,544	77	2.18	4,471	95	2.13
Loans	25,412	499	1.96	24,822	599	2.41	28,037	851	3.03

Total interest-earning assets	56,546	849	1.50	56,801	1,054	1.86	57,580	1,410	2.45

Deposits	23,173	214	0.92	24,567	323	1.32	26,693	519	1.95
Short-term borrowings(1)	17,112	109	0.63	16,385	222	1.35	15,094	357	2.37
Trading account liabilities	1,049	7	0.71	1,235	14	1.16	1,249	16	1.29
Long-term debt	655	2	0.32	732	4	0.49	701	7	0.95

Total interest-bearing liabilities	41,989	332	0.79	42,919	563	1.31	43,737	899	2.06

Net	14,557	517	0.71	13,882	491	0.55	13,843	511	0.39

Total:
Total interest-earning assets	177,709	1,509	0.85	185,866	1,762	0.95	184,631	2,207	1.20
Total interest-bearing liabilities	155,679	602	0.39	161,161	890	0.55	158,936	1,313	0.83

Net	¥22,030	¥907	0.46	¥24,705	¥872	0.40	¥25,695	¥894	0.37

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Interest and dividend income increased by ¥445 billion, or 25.3%, from the previous fiscal year to ¥2,207 billion in the fiscal year ended March 31, 2019. Domestic interest and dividend income accounted for ¥797 billion of the total amount, an increase of ¥89 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥1,410 billion, an increase of ¥356 billion from the previous fiscal year.

Long-term interest rates continued to be in the vicinity of 0% under the Bank of Japan’s “Quantitative and Qualitative Monetary Easing with Yield Curve Control.” Short-term interest rates also continued to be in the vicinity of 0%. Under such circumstances, the average yield on domestic loans increased by 0.07 percentage points from the previous fiscal year to 0.95% in the fiscal year ended March 31, 2019, and the average rate on domestic deposits remained at a low level and slightly increased by 0.04 percentage points from the previous fiscal year to 0.11% in the fiscal year ended March 31, 2019. The average yield on foreign loans increased by 0.62 percentage points from the previous fiscal year to 3.03% in the fiscal year ended March 31, 2019, and the average rate on foreign deposits increased by 0.63 percentage points from the previous fiscal year to 1.95% in the fiscal year ended March 31, 2019.

The increase in domestic interest and dividend income was due mainly to an increase in interest income from investments. The increase in interest income from investments was due mainly to income related to the redemption of a portion of our holdings of preferred stock of a Japanese corporation. Changes in the average yields on domestic interest-earning assets contributed to an increase in interest and dividend income of ¥95 billion, and changes in the average balances of domestic interest-earning assets contributed to a decrease of ¥6 billion, resulting in the ¥89 billion increase in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to increases in interest income from foreign loans and in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions. The increase in interest income from foreign loans and the increase in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions were due mainly to an increase in the average yield reflecting a general increase in U.S. dollar interest rate levels. Changes in the average yield on foreign interest-earning assets contributed to an increase in interest and dividend income of ¥292 billion, and changes in the average balance of foreign interest-earning assets contributed to an increase of ¥64 billion, resulting in the ¥356 billion overall increase in foreign interest and dividend income.

Interest expense increased by ¥423 billion, or 47.5%, from the previous fiscal year to ¥1,313 billion in the fiscal year ended March 31, 2019. Domestic interest expense accounted for ¥414 billion of the total amount, an increase of ¥87 billion from the previous fiscal year, and foreign interest expense accounted for ¥899 billion of the total amount, an increase of ¥336 billion from the previous fiscal year.

The changes in the average interest rates on domestic interest-bearing liabilities contributed to an increase in interest expense of ¥93 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to a decrease in interest expense of ¥6 billion, resulting in the ¥87 billion overall increase in domestic interest expense.

The increase in foreign interest expense was due mainly to increases in the average rates on foreign deposits and short-term borrowings reflecting a general increase in U.S. dollar interest rate levels. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an increase in interest expense of ¥324 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an increase in interest expense of ¥12 billion, resulting in the ¥336 billion overall increase in foreign interest expense.

As a result of the foregoing, net interest income increased by ¥22 billion, or 2.5%, from the previous fiscal year to ¥894 billion. The average interest rate spread declined by 0.03 percentage points from the previous fiscal year to 0.37% in the fiscal year ended March 31, 2019. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods.

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

The increase in foreign interest and dividend income was due mainly to increases in interest income from foreign loans and in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions. The increase in interest income from foreign loans and the increase in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions were due mainly to an increase in the average yield, reflecting a general increase in U.S. dollar interest rate levels. Changes in the average yield on foreign interest-earning assets contributed to an increase in interest and dividend income of ¥213 billion, and changes in the average balance of foreign interest-earning assets contributed to a decrease of ¥8 billion, resulting in the ¥205 billion overall increase in foreign interest and dividend income.

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

The increase in foreign interest expense was due mainly to increases in the average rates on foreign deposits and short-term borrowings, reflecting a general increase in U.S. dollar interest rate levels. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an increase in interest expense of ¥221 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an increase in interest expense of ¥10 billion, resulting in the ¥231 billion overall increase in foreign interest expense.

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

Provision (Credit) for Loan Losses

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

We recorded a provision for loan losses of ¥32 billion in the fiscal year ended March 31, 2019 compared to a credit for loan losses of ¥126 billion in the fiscal year ended March 31, 2018. The change was due mainly to the absence of the significant reversal that was recorded in the fiscal year ended March 31, 2018 related to improvements in the credit condition of some domestic borrowers.

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

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017	2018	2019
	(in billions of yen)
Fee and commission	¥826	¥866	¥853
Fee and commission from deposits and lending business	165	157	152
Fee and commission from securities-related business	166	180	145
Fee and commission from trust related business	109	122	125
Fee and commission from remittance business	108	110	110
Fee and commission from asset management business	79	101	98
Fee and commission from agency business	36	37	36
Fee and commission from guarantee related business	26	28	29
Fees for other customer services	137	131	158
Foreign exchange gains (losses)—net	69	92	94
Trading account gains (losses)—net	(42)	237	329
Investment gains (losses)—net	333	297	(160)
Debt securities	60	8	(4)
Equity securities	273	289	(156)
Equity in earnings (losses) of equity method investees—net	27	24	29
Gains on disposal of premises and equipment	6	8	5
Other noninterest income	149	81	72

Total noninterest income	¥1,368	¥1,605	¥1,222

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Noninterest income decreased by ¥383 billion, or 23.9%, from the previous fiscal year to ¥1,222 billion in the fiscal year ended March 31, 2019. The decrease was due mainly to investment losses—net of ¥160 billion compared to investment gains—net of ¥297 billion in the previous fiscal year, offset in part by an increase in trading account gains—net of ¥92 billion.

Fee and commission

Fee and commission decreased by ¥13 billion, or 1.4%, from the previous fiscal year to ¥853 billion in the fiscal year ended March 31, 2019. The decrease was due mainly to a decrease in fee and commission from securities-related business of ¥35 billion, or 19.3%, offset in part by an increase in fees for other customer services of ¥27 billion, or 20.4%. The decrease in fee and commission from securities-related business was due mainly to a decrease in brokerage fees amid a relative weakness in market conditions in the fiscal year ended March 31, 2019 compared to the previous fiscal year.

Foreign exchange gains (losses)—net

Foreign exchange gains—net increased by ¥2 billion, or 2.2%, from the previous fiscal year to ¥94 billion in the fiscal year ended March 31, 2019. The change was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2019.

Trading account gains (losses)—net

Trading account gains—net increased by ¥92 billion, or 38.8%, from the previous fiscal year to ¥329 billion in the fiscal year ended March 31, 2019. The increase in trading account gains—net was due mainly to an increase in gains related to changes in the fair value of receive-fixed, pay-variable interest-rate swaps reflecting a decline in long-term interest rates.

Investment gains (losses)—net

Investment gains (losses)—net was a loss of ¥160 billion in the fiscal year ended March 31, 2019 compared to a gain of ¥297 billion in the previous fiscal year. The change was due mainly to a change to investment losses related to equity securities of ¥156 billion in the fiscal year ended March 31, 2019 from investment gains related to equity securities of ¥289 billion for the previous fiscal year. The change to investment losses related to equity securities was due mainly to an increase in losses related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2019, which mostly reflected the relative weakness in market conditions. For further information, see note 4 to our consolidated financial statements included elsewhere in this report.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. We adopted ASU No.2016-01 on April 1, 2018. The effect of the adoption on us was limited.

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

Trading account gains (losses)—net

Trading account gains (losses)—net was a gain of ¥237 billion in the fiscal year ended March 31, 2018 compared to a loss of ¥42 billion in the previous fiscal year. The change was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated securities. Long-term interest rates rose and unrealized losses of fair value increased during the previous fiscal year. The fluctuation range of long-term interest rates narrowed, unrealized losses decreased, and unrealized profit increased.

Investment gains (losses)—net

Investment gains—net decreased by ¥36 billion, or 10.8%, from the previous fiscal year to ¥297 billion in the fiscal year ended March 31, 2018. The decrease was due mainly to a decrease in investment gains related to bonds of ¥52 billion, or 86.7%, from the fiscal year to ¥8 billion in the fiscal year ended March 31, 2018. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of investment account bonds and an increase in losses on sales of investment account bonds in the fiscal year ended March 31, 2018.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017	2018	2019
	(in billions of yen)
Salaries and employee benefits	¥663	¥688	¥683
General and administrative expenses	571	586	762
Occupancy expenses	195	192	208
Fee and commission expenses	177	189	190
Provision (credit) for losses on off-balance-sheet instruments	19	(30)	(9)
Other noninterest expenses	132	139	165

Total noninterest expenses	¥1,757	¥1,764	¥1,999

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Noninterest expenses increased by ¥235 billion, or 13.3%, from the previous fiscal year to ¥1,999 billion in the fiscal year ended March 31, 2019. The increase was due mainly to an increase in general and administrative expenses of ¥176 billion, or 30.0%, and a decrease in credit for losses on off-balance-sheet instruments of ¥21 billion, or 70.0%.

We will continue to enhance the efficiency of our organizational structure and staffing by reorganizing head office personnel, shifting some to the frontlines and placing a limit on hiring. We will also restructure our customer channels by combining branches to offer banking, trust banking, and securities services jointly through the same branches.

General and administrative expenses

General and administrative expenses increased by ¥176 billion, or 30.0%, from the previous fiscal year to ¥762 billion in the fiscal year ended March 31, 2019. The increase was due mainly to the commencement of depreciation of the next-generation IT systems.

Provision (credit) for losses on off-balance-sheet instruments

Credit for losses on off-balance-sheet instruments decreased by ¥21 billion from the previous fiscal year to ¥9 billion in the fiscal year ended March 31, 2019. The change was due mainly to a decrease in reversal of allowance for losses on guarantees.

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

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal years ended March 31,
	2017	2018	2019
	(in billions of yen)
Current:
Domestic	¥130	¥130	¥116
Foreign	68	47	50

Total current tax expense	198	177	166
Deferred:
Domestic	(100)	58	(162)
Foreign	(7)	2	5

Total deferred tax expense (benefit)	(107)	60	(157)

Total income tax expense	¥91	¥237	¥9

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Income tax expense decreased by ¥228 billion, or 96.2%, from the previous fiscal year to ¥9 billion in the fiscal year ended March 31, 2019 due to a decrease in current tax expense of ¥11 billion and a decrease in deferred tax expense of ¥217 billion related to a deferred tax benefit of ¥157 billion in the current fiscal year as compared to a deferred tax expense of ¥60 billion in the previous fiscal year. The decrease in current tax expense was due mainly to a decrease in the taxable income of principal banking subsidiaries. The change in deferred tax expense (benefit) was due mainly to decreases in deferred tax liabilities of principal banking subsidiaries relating to a decrease in deferred tax liabilities attributable to equity securities.

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was immaterial.

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

The following table shows components of deferred tax assets (liabilities) as of March 31, 2017, 2018 and 2019:

	As of March 31,
	2017	2018	2019
	(in billions of yen)
Deferred tax assets:
Allowance for loan losses	¥184	¥127	¥123
Premises and equipment	4	5	74
Derivative financial instruments	14	53	48
Investments	498	454	—
Trading securities	31	2	—
Net operating loss carryforwards	452	178	168
Other	190	204	216

Gross deferred tax assets	1,373	1,023	629

Valuation allowance	(438)	(163)	(158)

Deferred tax assets, net of valuation allowance	935	860	471
Deferred tax liabilities:
Prepaid pension cost and accrued pension liabilities	195	255	248
Investments	—	—	198
Available-for-sale securities	724	764	12
Trading securities	—	—	9
Other	92	90	62

Gross deferred tax liabilities	1,011	1,109	529

Net deferred tax assets (liabilities)	¥(76)	¥(249)	¥(58)

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Net income (loss) attributable to noncontrolling interests was a loss of ¥9 billion in the fiscal year ended March 31, 2019 compared to income of ¥24 billion in the previous fiscal year.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Net income attributable to noncontrolling interests decreased by ¥3 billion from the previous fiscal year to ¥24 billion in the fiscal year ended March 31, 2018.

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥493 billion, or 85.3%, from the previous fiscal year to ¥85 billion in the fiscal year ended March 31, 2019.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥216 billion, or 59.7%, from the previous fiscal year to ¥578 billion in the fiscal year ended March 31, 2018.

Business Segments Analysis

We manage our group under an in-house company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

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

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 were ¥1,827.7 billion, a decrease of ¥167.9 billion compared to the fiscal year ended March 31, 2018. Consolidated general and administrative expenses for the fiscal year ended March 31, 2019 were ¥1,440.6 billion, a decrease of ¥3.6 billion compared to the fiscal year ended March 31, 2018. Consolidated equity in earnings of equity method investees—net for the fiscal year ended March 31, 2019 was ¥51.2 billion, an increase of ¥29.7 billion compared to the fiscal year ended March 31, 2018. Consolidated net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 were ¥408.4 billion, a decrease of ¥129.6 billion compared to the fiscal year ended March 31, 2018.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2017(4):	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others(1)	¥716.7	¥438.3	¥339.4	¥549.3	¥48.8	¥36.7	¥2,129.2
General and administrative expenses	719.3	199.9	239.2	191.2	29.3	31.4	1,410.3
Equity in earnings (losses) of equity method investees—net	14.9	1.0	0.9	—	0.5	1.6	18.9
Amortization of goodwill and others	0.4	0.4	0.4	2.3	4.0	2.7	10.2
Others	—	—	—	—	—	(27.7)	(27.7)

Net business profits (losses)(2) + Net gains (losses) related to ETFs and others	¥11.9	¥239.0	¥100.7	¥355.8	¥16.0	¥(23.5)	¥699.9

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2018(4):	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others(1)	¥726.9	¥431.4	¥340.7	¥389.2	¥50.1	¥57.3	¥1,995.6
General and administrative expenses	724.8	202.5	250.9	201.2	27.6	37.2	1,444.2
Equity in earnings (losses) of equity method investees—net	12.7	1.0	2.3	—	2.9	2.6	21.5
Amortization of goodwill and others	0.4	0.4	0.4	2.3	8.0	2.4	13.9
Others	—	—	—	—	—	(21.0)	(21.0)

Net business profits (losses)(2) + Net gains (losses) related to ETFs and others	¥14.4	¥229.5	¥91.7	¥185.7	¥17.4	¥(0.7)	¥538.0

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2019(4) :	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)
Gross profits+ Net gains (losses) related to ETFs and others(1)	¥707.2	¥473.8	¥416.1	¥192.0	¥49.7	¥(11.1)	¥1,827.7
General and administrative expenses	713.7	198.2	251.8	203.3	27.3	46.3	1,440.6
Equity in earnings (losses) of equity method investees—net	18.1	0.9	7.3	—	1.3	23.6	51.2
Amortization of goodwill and others	0.4	0.4	0.4	2.3	8.0	2.1	13.6
Others	—	—	—	—	—	(16.3)	(16.3)

Net business profits (losses)(2) + Net gains (losses) related to ETFs and others	¥11.2	¥276.1	¥171.2	¥(13.6)	¥15.7	¥(52.2)	¥408.4

Fixed assets(5)	¥499.3	¥225.8	¥176.9	¥92.6	¥0.1	¥662.5	¥1,657.2

Notes:

(1)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the fiscal years ended March 31, 2017, 2018 and 2019, net gains related to ETFs and others amounted to ¥36.5 billion, ¥80.2 billion and ¥15.0 billion, respectively, of which ¥32.6 billion, ¥70.1 billion and ¥7.3 billion, respectively, are included in “Global Markets Company.”

(2)

Net business profits is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (as defined above) less general and administrative expenses plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.

(3)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
(4)

Beginning on April 1, 2018, new allocation methods for income and expense transactions between each segment and “Others” have been applied. In connection with the use of the new allocation methods, the presentation of “Net business profits” has changed to “Net business profits (losses) + Net gains (losses) related to ETFs and others.” Before the change, “Net gains (losses) related to ETFs and others” were included in “Gross profits” of each segment and eliminated in “Others.” In addition, “Amortization of goodwill and others” has been presented as a new item. Figures for the fiscal years ended March 31, 2017 and 2018 have been restated for the new allocation methods. These changes more appropriately reflect the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. Furthermore, income and expense of foreign branches of Mizuho Bank and foreign subsidiaries with functional currency other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for these foreign currency income and expense have been translated using current period budgeted foreign currency rates.

(5)

“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts, Premises and equipment-net, Goodwill, and Intangible assets. The above tables do not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Fixed assets” has been allocated to each segment starting in the fiscal year ended March 31, 2019 to enhance management’s analysis of our operations. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to the in-house company segments using a reasonable allocation criteria.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Retail & Business Banking Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 were ¥707.2 billion, a decrease of ¥19.7 billion, or 2.7%, compared to the fiscal year ended March 31, 2018. The decrease was attributable mainly to a decrease of net interest income and asset management-related revenue which were offset in part by an increase in solution-related revenue.

General and administrative expenses for the fiscal year ended March 31, 2019 decreased by ¥11.1 billion, or 1.5%, compared to the fiscal year ended March 31, 2018 to ¥713.7 billion.

Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2019 increased by ¥5.4 billion, or 42.5%, compared to the fiscal year ended March 31, 2018 to ¥18.1 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 decreased by ¥3.2 billion, or 22.2%, compared to the fiscal year ended March 31, 2018 to ¥11.2 billion.

Corporate & Institutional Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 were ¥473.8 billion, an increase of ¥42.4 billion, or 9.8%, compared to the fiscal year ended March 31, 2018. The increase was attributable mainly to an increase in M&A and initial public offering-related revenue.

General and administrative expenses for the fiscal year ended March 31, 2019 decreased by ¥4.3 billion, or 2.1%, compared to the fiscal year ended March 31, 2018 to ¥198.2 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 increased by ¥46.6 billion, or 20.3%, compared to the fiscal year ended March 31, 2018 to ¥276.1 billion.

Global Corporate Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 were ¥416.1 billion, an increase of ¥75.4 billion, or 22.1%, compared to the fiscal year ended March 31, 2018. The increase was attributable mainly to the increase in loan related-revenue.

General and administrative expenses for the fiscal year ended March 31, 2019 increased by ¥0.9 billion, or 0.4%, compared to the fiscal year ended March 31, 2018 to ¥251.8 billion.

Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2019 increased by ¥5.0 billion, or 217.4%, compared to the fiscal year ended March 31, 2018 to ¥7.3 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 increased by ¥79.5 billion, or 86.7%, compared to the fiscal year ended March 31, 2018 to ¥171.2 billion.

Global Markets Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 were ¥192.0 billion, a decrease of ¥197.2 billion, or 50.7%, compared to the fiscal year ended March 31, 2018. The decrease was attributable mainly to the restructuring of our securities portfolio in respect of past investments in foreign bonds. See “Item 3.A. Key Information—Japanese GAAP Selected Consolidated Financial Information”

General and administrative expenses for the fiscal year ended March 31, 2019 increased by ¥2.1 billion, or 1.0%, compared to the fiscal year ended March 31, 2018 to ¥203.3 billion.

As a result, we recorded net business losses + net gains related to ETFs and others of ¥13.6 billion for the fiscal year ended March 31, 2019 compared to net business profits + net gains related to ETFs and others of ¥185.7 billion the fiscal year ended March 31, 2018.

Asset Management Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 decreased by ¥0.4 billion, or 0.8%, compared to the fiscal year ended March 31, 2018 to ¥49.7 billion.

General and administrative expenses for the fiscal year ended March 31, 2019 were ¥27.3 decreased by ¥0.3 billion, or 1.1%, compared to the fiscal year ended March 31, 2018 to ¥27.3 billion.

Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2019 decreased by ¥1.6 billion, or 55.2%, compared to the fiscal year ended March 31, 2018 to ¥1.3 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2019 decreased by ¥1.7 billion, or 9.8%, compared to the fiscal year ended March 31, 2018 to ¥15.7 billion.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Retail & Business Banking Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 were ¥726.9 billion, an increase of ¥10.2 billion, or 1.4%, compared to the fiscal year ended March 31, 2017. The increase was attributable mainly to an increase of non-interest income such as solution-related revenue and asset management-related revenue which more than offset a decrease of interest income.

General and administrative expenses for the fiscal year ended March 31, 2018 increased by ¥5.5 billion, or 0.8%, compared to the fiscal year ended March 31, 2017 to ¥724.8 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 increased by ¥2.5 billion, or 21.0%, compared to the fiscal year ended March 31, 2017 to ¥14.4 billion.

Corporate & Institutional Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 were ¥431.4 billion, a decrease of ¥6.9 billion, or 1.6%, compared to the fiscal year ended March 31, 2017. The decrease was attributable mainly to a decrease in M&A and equity capital markets-related revenue.

General and administrative expenses for the fiscal year ended March 31, 2018 increased by ¥2.6 billion, or 1.3%, compared to the fiscal year ended March 31, 2017 to ¥202.5 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 decreased by ¥9.5 billion, or 4.0%, compared to the fiscal year ended March 31, 2017 to ¥229.5 billion.

Global Corporate Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 were ¥340.7 billion, an increase of ¥1.3 billion, or 0.4%, compared to the fiscal year ended March 31, 2017. The increase was attributable mainly to an increase of interest and non-interest income in Asia offset in part by the stagnation of our solution-related business such as M&A in the Americas.

General and administrative expenses for the fiscal year ended March 31, 2018 increased by ¥11.7 billion, or 4.9%, compared to the fiscal year ended March 31, 2017 to ¥250.9 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 decreased by ¥9.0 billion, or 8.9%, compared to the fiscal year ended March 31, 2017 to ¥91.7 billion.

Global Markets Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 were ¥389.2 billion, a decrease of ¥160.1 billion, or 29.1%, compared to the fiscal year ended March 31, 2017. The decrease was attributable mainly to the decrease of bond-related revenue under adverse market conditions.

General and administrative expenses for the fiscal year ended March 31, 2018 increased by ¥10.0 billion, or 5.2%, compared to the fiscal year ended March 31, 2017 to ¥201.2 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 decreased by ¥170.1 billion, or 47.8%, compared to the fiscal year ended March 31, 2017 to ¥185.7 billion.

Asset Management Company

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 were ¥50.1 billion, an increase of ¥1.3 billion, or 2.7%, compared to the fiscal year ended March 31, 2017. The increase was attributable mainly to the increase in the balance of asset formation products.

General and administrative expenses for the fiscal year ended March 31, 2018 decreased by ¥1.7 billion, or 5.8%, compared to the fiscal year ended March 31, 2017 to ¥27.6 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2018 increased by ¥1.4 billion, or 8.8%, compared to the fiscal year ended March 31, 2017 to ¥17.4 billion.

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

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total
	(in billions of yen)
Fiscal year ended March 31, 2017:
Total revenue(1)	¥1,748	¥500	¥70	¥191	¥368	¥2,877
Total expenses(2)	1,712	303	29	136	216	2,396

Income before income tax expense	36	197	41	55	152	481

Net income	¥6	¥168	¥39	¥39	¥137	¥389

Total assets at end of fiscal year	¥138,832	¥30,262	¥4,203	¥10,629	¥16,530	¥200,456
Fiscal year ended March 31, 2018:
Total revenue(1)	¥2,003	¥655	¥64	¥197	¥448	¥3,367
Total expenses(2)	1,583	479	38	173	255	2,528

Income before income tax expense	420	176	26	24	193	839

Net income	¥231	¥153	¥24	¥21	¥173	¥602

Total assets at end of fiscal year	¥142,588	¥28,136	¥4,380	¥11,678	¥17,474	¥204,256
Fiscal year ended March 31, 2019:
Total revenue(1)	¥1,705	¥792	¥66	¥250	¥616	¥3,429
Total expenses(2)	2,082	697	46	203	316	3,344

Income before income tax expense	(377)	95	20	47	300	85

Net income	¥(331)	¥85	¥17	¥35	¥270	¥76

Total assets at end of fiscal year	¥133,443	¥25,913	¥4,825	¥15,323	¥18,107	¥197,611

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

In the fiscal year ended March 31, 2019, we recorded a net loss in Japan. Among the geographical regions in which we recorded net income, 20.9% of the net income was derived from the United States, 4.2% from the Americas excluding the United States, 8.5% from Europe and 66.4% from Asia/Oceania excluding Japan, and others. At March 31, 2019, 67.5% of total assets were allocated to Japan, 13.1% to the United States, 2.4% to the Americas excluding the United States, 7.8% to Europe and 9.2% to Asia/Oceania excluding Japan, and others.

In Japan, total revenue decreased by ¥298 billion from the previous fiscal year due primarily to a change from investment gains related to equity securities to investment losses related to equity securities, offset in part by an increase in trading account gains—net. The change from investment gains related to equity securities to investment losses related to equity securities was due mainly to unrealized losses on Japanese equity securities reflecting the relative weakness in market conditions. The increase in trading account gains—net was due mainly to an increase in gains related to changes in the fair value of receive-fixed, pay-variable interest-rate swaps reflecting a decline in long-term interest rates. Total expenses increased by ¥499 billion from the previous fiscal year due mainly to a change from credit to provision for loan losses and an increase in general and administrative expenses. In addition, we had an income tax benefit of ¥46 billion in Japan in the fiscal year ended March 31, 2019 compared to an income tax expense of ¥189 billion in the previous fiscal year. The tax benefit was the result of a decrease in deferred tax liabilities. As a result, net income in Japan decreased by ¥562 billion to a net loss of ¥331 billion. Total assets in Japan decreased by ¥9,145 billion due primarily to decreases in loans, interest-bearing deposits and receivables under securities borrowing transactions, offset in part by an increase in receivables under resale agreements.

In the United States, total revenue increased by ¥137 billion due primarily to increases in interest income from receivables under resale agreements and securities borrowing transactions. The increase in interest income from receivables under resale agreements and securities borrowing transactions was due mainly to an increase in the average yield reflecting a general increase in U.S. dollar interest rate levels. Total expenses increased by ¥218 billion due mainly to increases in expenses on payables under repurchase agreements and securities lending transactions and deposits. As a result, net income in the United States decreased by ¥68 billion. Total assets in the United States decreased by ¥2,223 billion due primarily to a decrease in trading account assets, offset in part by an increase in receivables under resale agreements.

In the Americas excluding the United States, total revenue increased by ¥2 billion due primarily to an increase in interest income from loans, offset in part by a decrease in trading account gains—net. Total expenses increased by ¥8 billion due mainly to an increase in expenses on deposits. As a result, net income in the Americas excluding the United States decreased by ¥7 billion. Total assets in the Americas excluding the United States increased by ¥445 billion due primarily to an increase in loans.

In Europe, total revenue increased by ¥53 billion due primarily to an increase in interest from loans. Total expenses increased by ¥30 billion due mainly to increases in expenses on deposits and other noninterest expenses, offset in part by a change from provision to credit for loan losses. As a result, net income in Europe increased by ¥14 billion. Total assets in Europe increased by ¥3,645 billion due primarily to increases in trading account assets and loans.

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥168 billion due primarily to an increase in interest income from loans. Total expenses increased by ¥61 billion due mainly to an increase in expenses on deposits. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥97 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥633 billion due primarily to an increase in loans, offset in part by a decrease in investment securities.

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

In Japan, total revenue increased by ¥255 billion from the previous fiscal year due primarily to a change from trading account losses—net to trading account gains—net. The change from trading account losses—net to trading account gains—net was due mainly to an increase in gains related to changes in the fair value of foreign currency-denominated securities. Total expenses decreased by ¥129 billion from the previous fiscal year due mainly to a change from provision to credit for loan losses. In addition, income tax expense increased by ¥159 billion from the previous fiscal year to ¥189 billion in the fiscal year ended March 31, 2018. As a result, net income in Japan increased by ¥225 billion. Total assets in Japan increased by ¥3,756 billion due primarily to an increase in investment securities.

In the United States, total revenue increased by ¥155 billion due primarily to increases in interest income from receivables under resale agreements and securities borrowing transactions, interest-bearing deposits and loans. The increase in interest income from receivables under resale agreements and securities borrowing transactions, interest-bearing deposits and loans was due mainly to an increase in market interest rates. Total expenses increased by ¥176 billion due mainly to increases in expenses on payables under repurchase agreements and securities lending transactions and deposits. As a result, net income in the United States decreased by ¥15 billion. Total assets in the United States decreased by ¥2,126 billion due primarily to a decrease in trading account assets, offset in part by an increase in interest-bearing deposits.

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

Financial Condition

Assets

Our assets as of March 31, 2018 and 2019 were as follows:

	As of March 31,		Increase (decrease)
	2018	2019
	(in billions of yen)
Cash and due from banks	¥1,686	¥1,404	¥(282)
Interest-bearing deposits in other banks	46,485	44,269	(2,216)
Call loans and funds sold	720	763	43
Receivables under resale agreements	8,081	12,997	4,916
Receivables under securities borrowing transactions	4,409	2,578	(1,831)
Trading account assets	24,303	21,018	(3,285)
Investments	26,770	24,163	(2,607)
Loans	83,515	82,800	(715)
Allowance for loan losses	(310)	(307)	3

Loans, net of allowance	83,205	82,493	(712)
Premises and equipment—net	2,116	1,901	(215)
Due from customers on acceptances	213	187	(26)
Accrued income	301	343	42
Goodwill	95	95	—
Intangible assets	84	74	(10)
Deferred tax assets	57	50	(7)
Other assets	5,731	5,276	(455)

Total assets	¥204,256	¥197,611	¥(6,645)

Total assets decreased by ¥6,645 billion from March 31, 2018 to ¥197,611 billion as of March 31, 2019. This decrease was due mainly to decreases of ¥3,285 billion in trading account assets, ¥2,607 billion in investments, ¥2,216 billion in interest-bearing deposits in other banks and ¥1,831 billion in receivables under securities borrowing transactions, offset by an increase of ¥4,916 billion in receivables under resale agreements.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2018 and 2019 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2018		2019
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,156	9.7%	¥9,558	11.5%	¥1,402	1.8%
Construction and real estate	8,102	9.7	8,955	10.8	853	1.1
Services	5,024	6.0	5,113	6.2	89	0.2
Wholesale and retail	5,113	6.1	5,163	6.2	50	0.1
Transportation and communications	3,565	4.3	3,622	4.4	57	0.1
Banks and other financial institutions	4,471	5.3	4,303	5.2	(168)	(0.1)
Government and public institutions	8,882	10.6	2,359	2.8	(6,523)	(7.8)
Other industries(1)	5,018	6.0	5,478	6.6	460	0.6
Individuals	10,329	12.4	9,858	11.9	(471)	(0.5)
Mortgage loans	9,445	11.3	8,950	10.8	(495)	(0.5)
Other	884	1.1	908	1.1	24	0.0

Total domestic	58,660	70.1	54,409	65.6	(4,251)	(4.5)
Foreign(2):
Commercial and industrial	17,195	20.6	19,087	23.0	1,892	2.4
Banks and other financial institutions	7,465	8.9	9,126	11.0	1,661	2.1
Government and public institutions	303	0.4	297	0.4	(6)	0.0
Other	38	0.0	33	0.0	(5)	0.0

Total foreign	25,001	29.9	28,543	34.4	3,542	4.5

Subtotal	83,661	100.0%	82,952	100.0%	(709)	—

Less: Unearned income and deferred loan fees—net	(146)		(152)		(6)

Total loans before allowance for loan losses	¥83,515		¥82,800		¥(715)

Notes:

(1)	Other industries under Domestic include trade receivables and lease receivables of consolidated variable interest entities.
(2)	Certain comparative amounts under Foreign as of March 31, 2018 have been reclassified in order to conform to the current presentation.

Total loans before allowance for loan losses decreased by ¥715 billion from March 31, 2018 to ¥82,800 billion as of March 31, 2019. Loans to domestic borrowers decreased by ¥4,251 billion to ¥54,409 billion due mainly to a decrease in loans to government and public institutions, offset in part by an increase in manufacturing.

Loans to foreign borrowers increased by ¥3,542 billion from March 31, 2018 to ¥28,543 billion as of March 31, 2019. The increase in loans to foreign borrowers was due mainly to increases in loans to commercial and industrial and banks and other financial institutions.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 70.1% to 65.6%, while that of loans to foreign borrowers against gross total loans increased from 29.9% to 34.4%. Loans to foreign borrowers were regionally diversified.

Impaired Loans

General

In accordance with our group’s credit risk management policies, we use an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of our risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. We generally review the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures. The table below presents our definition of obligor ratings used by Mizuho Bank and Mizuho Trust & Banking:

Obligor category(1)(2)	Obligor rating(3)	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	We classify loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans.
(3)	Equivalent obligor ratings are determined for the other portfolio segment.

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

We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2019, the balance of restructurings that are troubled debt restructurings was ¥296 billion, and the balance of restructurings that are not troubled debt restructurings was ¥19 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2019 was ¥2 billion.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.

Balance of impaired loans

The following table shows our impaired loans as of March 31, 2018 and 2019 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2018		2019
	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥142	1.7%	¥109	1.1%	¥(33)	(0.6)%
Construction and real estate	41	0.5	46	0.5	5	0.0
Services	58	1.2	74	1.4	16	0.2
Wholesale and retail	131	2.6	135	2.6	4	0.0
Transportation and communications	28	0.8	31	0.9	3	0.1
Banks and other financial institutions	12	0.3	10	0.2	(2)	(0.1)
Other industries	4	0.0	9	0.1	5	0.1
Individuals	90	0.9	81	0.8	(9)	(0.1)

Total domestic	506	0.9	495	0.9	(11)	0.0
Foreign	109	0.4	151	0.5	42	0.1

Total impaired loans	¥615	0.7	¥646	0.8	¥31	0.1

Impaired loans increased by ¥31 billion from March 31, 2018 to ¥646 billion as of March 31, 2019. Impaired loans to domestic borrowers decreased by ¥11 billion due mainly to improvements in the credit condition of some borrowers in the manufacturing industry. Impaired loans to foreign borrowers increased by ¥42 billion, and the relative impact of foreign currency fluctuations on such amount was immaterial.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans increased from 0.7% as of March 31, 2018 to 0.8% as of March 31, 2019 due to an increase in impaired loans. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance for loan losses increased from 0.37% as of March 31, 2018 to 0.41% as of March 31, 2019 due to an increase in impaired loans net of allowance for loan losses and a decrease in gross total loans net of allowance for loan losses.

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

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2018 and 2019:

	As of March 31,		Increase (decrease)
	2018	2019
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥153	¥169	¥16
Allowance for loan losses on non-impaired loans (B)	157	138	(19)

Total allowance for loan losses (C)	¥310	¥307	¥(3)

Impaired loans requiring an allowance for loan losses (D)	¥478	¥529	¥51
Impaired loans not requiring an allowance for loan losses (E)	137	117	(20)
Non-impaired loans(2) (F)	83,046	82,306	(740)

Gross total loans (G)	¥83,661	¥82,952	¥(709)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D) x100	31.87%	31.99%	0.12%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F) x100	0.19	0.17	(0.02)
Percentage of total allowance for loan losses against gross total loans (C)/(G) x100	0.37	0.37	0.00

Notes:

(1)

The allowance for loan losses on impaired loans includes the allowance for groups of loans totaling ¥246 billion and ¥257 billion as of March 31, 2018 and 2019, which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.

(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥3 billion from March 31, 2018 to ¥307 billion as of March 31, 2019 due to a decrease in allowance for loan losses on non-impaired loans, offset in part by an increase in allowance for loan losses on impaired loans. The allowance for loan losses on non-impaired loans decreased due mainly to upgrades in the obligor categories of a broad range of borrowers, reflecting the continuing gradual recovery of the Japanese economy. The allowance for loan losses on impaired loans increased due mainly to an increase in allowance for loan losses on foreign impaired loans. As a result, the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 0.12 percentage points to 31.99%. The percentage of total allowance for loan losses against gross total loans was unchanged as the rate of decrease in allowance for loan losses matched that of the decrease in gross total loans.

In the fiscal year ended March 31, 2019, impaired loans increased by 5.0% due mainly to an increase in foreign impaired loans. Allowance for loan losses on impaired loans increased by 11.0%.

The coverage ratio for impaired loans, calculated as the percentage of total allowance for loan losses against total impaired loans, decreased by 2.82 percentage points as of March 31, 2019 compared to the previous fiscal year. The decrease was due to an increase in impaired loans and a decrease in allowance for loan losses.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2018 and 2019:

	Fiscal years ended March 31,		Increase (decrease)
	2018	2019
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥480	¥310	¥(170)
Provision (credit) for loan losses	(126)	32	158
Charge-offs:
Domestic:
Manufacturing	(6)	(4)	2
Construction and real estate	—	(1)	(1)
Services	(5)	(2)	3
Wholesale and retail	(12)	(10)	2
Transportation and communications	(1)	—	1
Other industries	—	(2)	(2)
Individuals	(5)	(5)	—

Total domestic charge-offs	(29)	(24)	5
Foreign	(27)	(24)	3

Total charge-offs	(56)	(48)	8

Recoveries:
Domestic:
Manufacturing	1	1	—
Construction and real estate	1	1	—
Services	2	1	(1)
Wholesale and retail	1	3	2
Banks and other financial institutions	1	—	(1)
Individuals	2	1	(1)

Total domestic recoveries	8	7	(1)
Foreign	7	7	—

Total recoveries	15	14	(1)

Net charge-offs	(41)	(34)	7
Others(1)	(3)	(1)	2

Balance at end of fiscal year	¥310	¥307	¥(3)

Note:

(1)	“Others” includes primarily foreign exchange translation.

We recorded a provision for loan losses of ¥32 billion in the fiscal year ended March 31, 2019 compared to a credit for loan losses of ¥126 billion in the fiscal year ended March 31, 2018. The change was due mainly to the absence of the significant reversal that was recorded in the fiscal year ended March 31, 2018 related to improvements in the credit condition of some domestic borrowers.

Charge-offs decreased by ¥8 billion from the previous fiscal year to ¥48 billion for the fiscal year ended March 31, 2019. The decrease was due mainly to a decrease in charge-offs of domestic loans.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which at March 31, 2018 and 2019 were as follows:

	As of March 31,						Increase (decrease)
	2018			2019
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities(1):
Debt securities:
Japanese government bonds	¥13,334	¥13,332	¥(2)	¥11,889	¥11,897	¥8	¥(1,445)	¥(1,435)	¥10
Other than Japanese government bonds	6,253	6,301	48	6,205	6,236	31	(48)	(65)	(17)

Total	¥19,587	¥19,633	¥46	¥18,094	¥18,133	¥39	¥(1,493)	¥(1,500)	¥(7)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥1,960	¥1,984	¥24	¥1,120	¥1,140	¥20	¥(840)	¥(844)	¥(4)
Agency mortgage-backed securities	558	538	(20)	484	470	(14)	(74)	(68)	6

Total	¥2,518	¥2,522	¥4	¥1,604	¥1,610	¥6	¥(914)	¥(912)	¥2

Note:

(1)	Equity securities (marketable) were excluded from available-for-sale securities as of March 31, 2018 to align with current period presentation.

Available-for-sale securities measured at fair value decreased by ¥1,500 billion from March 31, 2018 to ¥18,133 billion at March 31, 2019. This decrease was due primarily to a decrease in Japanese government bonds. Held-to-maturity securities measured at amortized cost decreased by ¥914 billion from March 31, 2018 to ¥1,604 billion at March 31, 2019. This decrease was due primarily to a decrease in Japanese government bonds due to redemptions. See note 4 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

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

Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2019, we had a total of ¥18,133 billion of available-for-sale securities within our investments, of which ¥11,897 billion was Japanese government bonds. We had ¥19,633 billion and ¥18,133 billion of available-for-sale securities measured at fair value as of March 31, 2018 and 2019, respectively, and net unrealized gains of ¥46 billion and ¥39 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. As the negative interest rate policy of the Bank of Japan started in February 2016 and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Average remaining period of our Japanese government bond portfolio as of March 31, 2019 was approximately 2.1 years compared to 2.5 years as of March 31, 2018.

Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Trading Account Assets

Trading account assets decreased by ¥3,285 billion from March 31, 2018 to ¥21,018 billion at March 31, 2019. The decrease was due mainly to settlements of derivatives in a gain position and decreases in U.S. treasury bonds due to sales and redemptions.

Liabilities

The following table shows our liabilities as of March 31, 2018 and 2019:

	As of March 31,		Increase (decrease)
	2018	2019
	(in billions of yen)
Deposits	¥136,884	¥138,297	¥1,413
Due to trust accounts	3,993	312	(3,681)
Call money and funds purchased	2,105	2,842	737
Payables under repurchase agreements	16,657	14,640	(2,017)
Payables under securities lending transactions	1,833	1,798	(35)
Other short-term borrowings	1,688	1,995	307
Trading account liabilities	13,115	10,121	(2,994)
Bank acceptances outstanding	213	187	(26)
Income taxes payable	65	59	(6)
Deferred tax liabilities	306	108	(198)
Accrued expenses	233	289	56
Long-term debt	12,955	11,529	(1,426)
Other liabilities	4,705	5,933	1,228

Total liabilities	¥194,752	¥188,110	¥(6,642)

Total liabilities decreased by ¥6,642 billion from March 31, 2018 to ¥188,110 billion at March 31, 2019. This decrease was due primarily to decreases of ¥4,689 billion in short-term borrowings and ¥2,994 billion in trading account liabilities, offset in part by an increase of ¥1,413 billion in deposits. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2018 and 2019:

	As of March 31,		Increase (decrease)
	2018	2019
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥21,069	¥23,845	¥2,776
Interest-bearing deposits	91,207	84,019	(7,188)

Total domestic deposits	112,276	107,864	(4,412)

Foreign:
Noninterest-bearing deposits	2,257	1,794	(463)
Interest-bearing deposits	22,351	28,639	6,288

Total foreign deposits	24,608	30,433	5,825

Total deposits	¥136,884	¥138,297	¥1,413

Deposits increased by ¥1,413 billion from March 31, 2018 to ¥138,297 billion at March 31, 2019. Domestic deposits decreased by ¥4,412 billion from March 31, 2018 to ¥107,864 billion at March 31, 2019. Domestic interest-bearing deposits decreased by ¥7,188 billion from March 31, 2018 to ¥84,019 billion at March 31, 2019 due mainly to decreases in ordinary deposits and other deposits, and domestic noninterest-bearing deposits increased by ¥2,776 billion to ¥23,845 billion at March 31, 2019. Foreign deposits increased by ¥5,825 billion from March 31, 2018 to ¥30,433 billion at March 31, 2019 due mainly to increases in time deposits and certificates of deposit.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2018 and 2019:

	As of March 31,						Increase (decrease)
	2018			2019
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥3,993	¥—	¥3,993	¥312	¥—	¥312	¥(3,681)	¥—	¥(3,681)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	6,724	13,871	20,595	7,294	11,986	19,280	570	(1,885)	(1,315)
Other short-term borrowings	827	861	1,688	926	1,069	1,995	99	208	307

Total short-term borrowings	¥11,544	¥14,732	¥26,276	¥8,532	¥13,055	¥21,587	¥(3,012)	¥(1,677)	¥(4,689)

Short-term borrowings decreased by ¥4,689 billion from March 31, 2018 to ¥21,587 billion at March 31, 2019. Domestic short-term borrowings decreased by ¥3,012 billion due mainly to a decrease in due to trust accounts. Foreign short-term borrowings decreased by ¥1,677 billion due mainly to a decrease in payables under repurchase agreements.

Trading Account Liabilities

Trading account liabilities decreased by ¥2,994 billion from March 31, 2018 to ¥10,121 billion at March 31, 2019. The decrease was due mainly to settlements of derivatives in a loss position.

Equity

The following table shows a breakdown of equity as of March 31, 2018 and 2019:

	As of March 31,		Increase (decrease)
	2018	2019
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,826	¥5,830	¥4
Retained earnings	1,306	2,741	1,435
Accumulated other comprehensive income, net of tax	1,742	164	(1,578)
Treasury stock, at cost	(6)	(8)	(2)

Total MHFG shareholders’ equity	8,868	8,727	(141)
Noncontrolling interests	636	774	138

Total equity	¥9,504	¥9,501	¥(3)

Total equity as of March 31, 2019 was almost unchanged compared to those as of the end of the previous fiscal year due mainly to a decrease in accumulated other comprehensive income, net of tax, offset by increases in retained earnings and noncontrolling interests.

Retained earnings increased by ¥1,435 billion from March 31, 2018 to ¥2,741 billion at March 31, 2019. This increase was due to the cumulative effect of change in accounting principles, net of tax of ¥1,540 billion due primarily to adoption of ASU No.2016-01, as described in note 2 to our consolidated financial statements included elsewhere in this report, and net income attributable to MHFG shareholders for the fiscal year ended March 31, 2019 of ¥84 billion, offset in part by dividend payments of ¥190 billion.

Accumulated other comprehensive income, net of tax decreased by ¥1,578 billion from March 31, 2018 to ¥164 billion at March 31, 2019 due primarily to the cumulative effect of the above-mentioned change in accounting principles of ¥1,535 billion.

Noncontrolling interests increased by ¥138 billion from March 31, 2018 to ¥774 billion at March 31, 2019. The increase was due mainly to an increase in net assets of some investment funds in which we invest.

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

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥1,413 billion, or 1.0%, from the end of the previous fiscal year to ¥138,297 billion as of March 31, 2019. Our average balance of deposits for the fiscal year ended March 31, 2019 of ¥137,727 billion exceeded our average balance of loans for the same period by ¥53,793 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2019:

As of May 31, 2019
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

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2019, the balance of Japanese government bonds included within our investments and measured at fair value was ¥11.9 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Set forth below are the three-month averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, for the fourth quarter of the fiscal year ended March 31, 2019. All yen figures in this table are truncated.

Fourth quarter of fiscal year ended March 31, 2019
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥59,797
Net cash outflows (weighted)	41,447
LCR	144.3%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥55,706
Net cash outflows (weighted)	39,148
LCR	142.4%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥55,115
Net cash outflows (weighted)	38,365
LCR	143.8%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,674
Net cash outflows (weighted)	1,663
LCR	162.4%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,612
Net cash outflows (weighted)	1,530
LCR	171.8%

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

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following two tiers: Tier 1 capital; and Tier 2 capital. Tier 1 capital consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital generally consists of common stock, capital surplus, retained earnings, accumulated other comprehensive income and other disclosed reserves and others less any regulatory adjustments. Additional Tier 1 capital generally consists of instruments issued by a bank or its holding company that meet the criteria for inclusion in Additional Tier 1 capital and others less any regulatory adjustments. Tier 2 capital generally consists of instruments issued by a bank or its holding company such as subordinated debt that meet the criteria for inclusion in Tier 2 capital, general reserve for possible losses on loans (equaling the sum of (i) the excess of the amount of qualified reserves over the amount of expected losses and (ii) the amount of general reserves calculated based on the standardized approach) and others less any regulatory adjustments. Regulatory adjustments such as goodwill and other intangibles, and defined benefit pension fund assets and liabilities, are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of deductions.

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31,

2019 being ¥303.0 billion) and existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2019 being ¥506.1 billion) are subject to the phase-out arrangements.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). We were included in the list of G-SIBs updated in November 2018 and were allocated to the category that would require 1.0% of additional loss absorbency.

In November 2015, the Financial Services Agency published the revised capital adequacy guidelines to introduce the Basel III rules text regarding the capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and domestic systemically important banks (“D-SIBs”). These guidelines became effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier l capital under the revised guidelines, and if such buffer and requirement are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer became fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures.

In December 2015, the Financial Services Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. We were designated as both a G-SIB and a D-SIB, and the additional loss absorption capacity requirement applicable to us was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the FSB, which became fully effective in March 2019 at 1.0%.

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

The Financial Services Agency applied the requirement to meet the minimum leverage ratio for bank holding companies and banks with international operations from March 31, 2019. The minimum leverage ratio is defined as 3% on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group, or on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking.

Related to regulatory capital requirements, in November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. G-SIBs are required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework.

Following the publication of the final TLAC standards for G-SIBs by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is phased in for Japanese G-SIBs from March 31, 2019. According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for Covered SIBs is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively under the FSB’s final TLAC standards and the Japanese TLAC requirements, the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) are required to (i) meet the minimum external TLAC requirements, and (ii) cause their material subsidiaries or material sub-groups that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan. External TLAC eligible instruments generally consist of instruments issued by the Domestic Resolution Entity of the relevant Covered SIB that meet the criteria for inclusion in external TLAC requirements and others less any regulatory adjustments. Internal TLAC eligible instruments generally consist of instruments issued by the material subsidiaries of the relevant Covered SIBs as systemically important by the Financial Services Agency, which are subject to the internal TLAC requirements such as subordinated debt that meet the criteria for inclusion in internal TLAC requirements and others less any regulatory adjustments.

Under the Japanese TLAC regulations, G-SIBs are required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from March 31, 2019 and at least 18% as from March 31, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from March 31, 2019, and at least 6.75% from March 31, 2022. In addition, Japanese G-SIBs are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019, and 3.5% of their consolidated risk-weighted assets from March 31, 2022, as their external TLAC. For more information regarding the Japanese TLAC regulations, see “Item 4. Information on the Company—Supervision and Regulation—Total Loss Absorbing Capacity.”

In December 2017, the BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision. The finalized reforms complement the initial phase of Basel III reforms, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. In addition, under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB’s risk-weighted capital buffer from January 1, 2022, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014. The revised framework will mainly take effect from January 1, 2022, and the revisions to the capital floor will be phased in from January 1, 2022, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2027. The leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for G-SIBs, will take effect from January 1, 2022. For more information, see “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy” and “Item 4. Information on the Company—Supervision and Regulation—Leverage Ratio.”

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%
Phase out of recognition of capital instruments that no longer qualify as capital	40.0%	30.0%	20.0%	10.0%	0.0%
Capital conservation buffer	1.875%	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer(1)	0.01%	0.05%	0.05%	0.05%	0.05%
Additional loss absorbency requirements for G-SIBs and D-SIBs(2)	0.75%	1.0%	1.0%	1.0%	1.0%
Minimum Leverage Ratio	3.0%	3.0%	3.0%	3.0%	3.5	%(2)

Notes:

(1)	Figures assume that the countercyclical capital buffer will continue to be 0.05% after March 2019.
(2)	Figures assume that the additional loss absorbency requirements applied to us as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis.

If the capital adequacy ratio or the leverage ratio of a financial institution falls below the required level, the Financial Services Agency may, depending upon the extent of capital deterioration, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on its financial condition and results of operations. If the capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital distribution constraints plan is required to be considered reasonable to restore the capital buffer and include restrictions on capital distributions, such as dividends, share buybacks and bonuses payments, up to a certain amount as determined depending on the level of the capital buffer.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios and Leverage Ratios

Our capital adequacy ratios and leverage ratios as of March 31, 2018 and 2019, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2018	March 31, 2019
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥7,437.0	¥7,390.0	¥(46.9)
Additional Tier 1 capital	1,755.1	1,842.1	86.9

Tier 1 capital	9,192.2	9,232.1	39.9
Tier 2 capital	1,668.1	1,685.3	17.1

Total capital	¥10,860.4	¥10,917.5	¥57.0

Risk-weighted assets	¥59,528.9	¥57,899.5	¥(1,629.4)
Common Equity Tier 1 capital ratio	12.49%	12.76%	0.27%
Required Common Equity Tier 1 capital ratio(1)	7.135%	8.05%	0.915%
Tier 1 capital ratio	15.44%	15.94%	0.50%
Required Tier 1 capital ratio(1)	8.635%	9.55%	0.915%
Total capital ratio	18.24%	18.85%	0.61%
Required total capital ratio(1)	10.635%	11.55%	0.915%
CET1 available after meeting the bank’s minimum capital requirements	7.99%	8.26%	0.27%
Leverage ratio	4.28%	4.42%	0.14%

Note:

(1)

The required ratios disclosed above, as of March 31, 2018 and 2019, include the transitional capital conservation buffer of 1.875% and 2.5%, respectively, the countercyclical capital buffer of 0.01% and 0.05%, respectively, and the transitional additional loss absorbency requirements for G-SIBs and D-SIBs of 0.75% and 1.00%, respectively, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets and certain other risk amounts. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

Our total capital ratio as of March 31, 2019 was 18.85%, an increase of 0.61 percentage points compared to March 31, 2018. Our Tier 1 capital ratio as of March 31, 2019 was 15.94%, an increase of 0.50 percentage points compared to March 31, 2018. The increases in our total capital ratio and Tier 1 capital ratio were due mainly to an increase in Additional Tier 1 capital and a decrease in the risk-weighted assets. Our Additional Tier 1 capital increased due mainly to an increase in directly-issued qualifying Additional Tier 1 instruments which classified as liabilities. Our Common Equity Tier 1 capital ratio as of March 31, 2019 was 12.76%, an increase of 0.27 percentage points compared to March 31, 2018. Our Common Equity Tier 1 capital ratio increased in spite of a decrease in Common Equity Tier 1 capital due to a decrease in the risk-weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2019.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2018 and 2019, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2018	March 31, 2019
Mizuho Bank
Common Equity Tier 1 capital ratio	12.34%	12.60%	0.26%
Tier 1 capital ratio	15.61%	16.06%	0.45%
Total capital ratio	18.52%	19.02%	0.50%
Leverage ratio	4.53%	4.44%	(0.09)%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	19.99%	23.67%	3.68%
Tier 1 capital ratio	20.05%	23.70%	3.65%
Total capital ratio	20.28%	23.87%	3.59%
Leverage ratio	7.03%	6.55%	(0.48)%

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2019.

Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2019, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2018 and 2019:

	As of March 31,		Increase (decrease)
	2018	2019
	(in billions of yen)
Guarantees:
Performance guarantees	¥2,165	¥2,307	¥142
Guarantees on loans	241	289	48
Guarantees on securities	164	145	(19)
Other guarantees	2,210	2,324	114
Guarantees for the repayment of trust principal	709	65	(644)
Liabilities of trust accounts	13,861	362	(13,499)
Derivative financial instruments	11,654	14,170	2,516

	As of March 31,		Increase (decrease)
	2018	2019
	(in billions of yen)
Commitments:
Commitments to extend credit	¥78,448	¥76,857	¥(1,591)
Commercial letters of credit	690	778	88

Total commitments	¥79,138	¥77,635	¥(1,503)

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

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2019:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥38,766	¥1,775	¥1,391	¥321	¥383	¥257	¥42,893
Certificates of deposit	12,961	314	64	—	—	—	13,339
Long-term debt	1,401	1,443	1,319	1,177	509	5,680	11,529
Capitalized leases	10	7	4	3	1	—	25
Operating leases	51	41	35	25	24	297	473

Total(1)(2)	¥53,179	¥3,573	¥2,809	¥1,523	¥916	¥6,234	¥68,234

Notes:

(1)

A contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥52 billion in the fiscal year ending March 31, 2020, based on the current funded status and expected asset return assumptions. For further information, see note 21 to our consolidated financial statements included elsewhere in this annual report.

(2)

The amount of unrecognized tax benefits, which is not included in the above table, was ¥12.3 billion, of which ¥2.2 billion was interest and penalties, as of March 31, 2019. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

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

	As of and for the fiscal year ended March 31, 2019
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥8,726.5	¥84.5
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	58.5	(42.3)
2. Investments	(68.2)	267.9
3. Loans	173.2	11.9
4. Allowances for loan losses and off-balance-sheet instruments	85.4	5.8
5. Premises and equipment	(423.7)	(304.2)
6. Land revaluation	171.1	(7.4)
7. Business combinations	(74.1)	13.1
8. Pension liabilities	127.9	32.2
9. Consolidation of variable interest entities	59.0	28.1
10. Deferred taxes	(101.2)	6.8
11. Foreign currency translation	—	(1.3)
12. Other	15.1	1.5

Japanese GAAP	¥8,749.5 (1)	¥96.6

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

2.    Investments

The cost basis of certain investments differs between Japanese GAAP and U.S. GAAP primarily due to the following reasons:

Under U.S. GAAP, equity securities (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value with changes in fair value recognized in earnings, while under Japanese GAAP, those securities are measured at fair value with changes in fair value recognized in other comprehensive income.

Under U.S. GAAP, we report foreign currency denominated debt securities as trading securities, and the entire amount of changes in their fair values are recognized in earnings, while under Japanese GAAP, only the changes attributable to movements in foreign currency exchange rates are recognized in earnings.

Under U.S. GAAP, declines in the fair value of available-for-sale securities below cost that are deemed to be “other-than-temporary” are recorded in earnings. Both quantitative and qualitative factors are considered to determine whether the impairment is “other-than-temporary.” Regarding debt securities, we consider whether we have the intent to sell or more likely than not will be required to sell before recovery to determine whether the impairment is “other-than-temporary.” In other cases, we evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings. Under Japanese GAAP, significant declines in the fair value of securities below cost that are deemed to be “other-than-temporary” are recorded in earnings unless short term recovery is reasonably expected. A decline in the fair value of a security of 50% or more of its cost is a strong indicator of an other-than-temporary decline, which requires compelling evidence to prove otherwise. A decline in the fair value of 30% or more but less than 50% of its cost is an indicator of an other-than-temporary decline, in which case the probability of recovery must be evaluated to determine whether an other-than-temporary decline has occurred. Generally, if the decline in the fair value is less than 30%, it is not considered to be an other-than-temporary decline.

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

The differences between Japanese GAAP and U.S. GAAP arise from the difference in the scope of the loans that are subject to the individual and portfolio impairment analysis. In addition to these effects based on differences between Japanese GAAP and U.S. GAAP, provision (credit) for loan losses may differ between Japanese GAAP and U.S. GAAP due to the difference in the timing of public filings between our consolidated financial statements under U.S. GAAP and those under Japanese GAAP.

This reconciling item also includes the differences between U.S. GAAP and Japanese GAAP relating to the allowance for off-balance-sheet instruments. We generally use the same methodology to reserve for losses on these instruments as we do for loans.

5.    Premises and equipment

Under Japanese GAAP, a company can elect to allocate entity-wide long-lived assets that do not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, among individual divisions within an entity, whereas U.S. GAAP does not have such an election. Under Japanese GAAP, we made this election for the fiscal year ended March 31, 2019.

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

With regard to internal-use software, under U.S. GAAP, the costs to develop or obtain software that allow for access to or conversion of old data by new systems are capitalized and amortized once the software is ready for its intended use, while they are expensed after full implementation across the company under Japanese GAAP. On the other hand, the general and administrative costs and the overhead costs are expensed as the costs of internal-use software under U.S. GAAP, but they are capitalized under Japanese GAAP.

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

During the fiscal years ended March 31, 2018 and 2019, a subsidiary of ours partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.

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

12.    Other

This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors

Shown below are information regarding the directors of Mizuho Financial Group as of June 30, 2019:

Name	Age	Director Type	Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk(4)
Tatsufumi Sakai	59	Executive(1)	—	—	—	—	—
Satoshi Ishii	55	Executive(1)	—	—	—	—	—
Makoto Umemiya	54	Executive(1)	—	—	—	—	—
Motonori Wakabayashi	54	Executive(1)	—	—	—	—	—
Hiroaki Ehara	54	Executive(1)	—	—	—	—	—
Yasuhiro Sato	67	Non-executive(2)	—	—	—	—	—
Hisaaki Hirama	56	Non-executive(2)	—	—	—	Member	Chair
Masahiro Kosugi	53	Non-executive(2)	—	—	—	Member	—
Tetsuo Seki	80	Independent(3)	—	Member	Member	Chair	—
Tatsuo Kainaka	79	Independent(3)	—	Chair	Member	Member	—
Hirotake Abe	74	Independent(3)	—	—	Member	Member	—
Masami Yamamoto	65	Independent(3)	—	Member	Chair	—	—
Hiroko Ota	65	Independent(3)	Chair	Member	—	—	—
Izumi Kobayashi	60	Independent(3)	—	Member	—	—	Member

Notes:

(1)	Directors concurrently serving as executive officers.
(2)	Directors not concurrently serving as executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.
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

Mr. Satoshi Ishii has been Member of the Board of Directors and Senior Managing Executive Officer / Chief Digital Innovation Officer (CDIO), Head of IT & Systems Group (Group CIO) and Head of Operations Group (Group COO) since June 2019. Previously, he had been Head of Business Promotion of Mizuho Bank from April 2017 to April 2019; and Head of Human Resources Group (Group CHRO) from April 2015 to April 2017. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank.

Mr. Makoto Umemiya has been Member of the Board of Directors and Managing Executive Officer / Head of Financial Control & Accounting Group (Group CFO) since June 2017. Previously, he had been General Manager of Financial Planning Department from April 2014 to April 2017; and General Manager of Osaka Branch of Mizuho Bank from April 2012 to April 2014. He concurrently serves as Managing Executive Officer of Mizuho Bank.

Mr. Motonori Wakabayashi has been Member of the Board of Directors and Managing Executive Officer / Head of Research & Consulting Unit and Head of Risk Management Group (Group CRO) since June 2019. Previously, he had been Head of Research & Consulting Unit or in charge of similar responsibilities from April 2016 to June 2019; In charge of business promotion of Mizuho Bank from April 2016 to April 2018; and General Manager of Industry Research Division of Mizuho Bank from April 2013 to April 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank and Mizuho Trust & Banking and President & CEO of Mizuho Research Institute Ltd.

Mr. Hiroaki Ehara has been Member of the Board of Directors and Managing Executive Officer / Head of Human Resources Group (Group CHRO) since June 2019. Previously, he had been Executive Managing Director / Head of Human Resources Group and Head of Internal Audit Group of Mizuho Trust & Banking from April 2016 to April 2019; and Executive Officer, General Manager of Trust Business Department VI of Mizuho Trust & Banking from April 2015 to April 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank and Mizuho Trust & Banking.

Mr. Yasuhiro Sato has been a non-executive Member of the Board of Directors and Chairman (Kaicho) since June 2018. Previously, he had been President & Group CEO from June 2011 to April 2018; and President & CEO of Mizuho Bank / the former Mizuho Corporate Bank from April 2009 to April 2014.

Note: Chairman (Kaicho) Sato engages in the company’s external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Ota.

Mr. Hisaaki Hirama has been a non-executive Member of the Board of Directors since June 2019. Previously, he had been Head of Internal Audit Group of Mizuho Bank from April 2017 to April 2019; Executive Officer, General Manager of Nagoya Corporate Branch of Mizuho Bank from April 2015 to April 2017; and Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of Mizuho Bank from April 2014 to April 2015.

Mr. Masahiro Kosugi has been a non-executive Member of the Board of Directors since June 2019. Previously, he had been General Manager of Accounting Department from April 2016 to April 2019; and General Manager of Portfolio Management Division from April 2014 to April 2016.

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

Mr. Masami Yamamoto has been Member of the Board of Directors since June 2019. Previously, he had been Representative Director, Chairman and Representative Director, President of Fujitsu, Ltd. He concurrently serves as Director, Senior Advisor of FUJITSU LIMITED and Outside Director of JFE Holdings, Inc.

Ms. Hiroko Ota has been Member of the Board of Directors since June 2014. Previously, she had been Minister of State for Economic and Fiscal Policy of the Cabinet Office. She concurrently serves as Professor of National Graduate Institute for Policy Studies; Outside Director of JXTG Holdings, Inc.; and Outside Director of Panasonic Corporation.

Ms. Izumi Kobayashi has been Member of the Board of Directors since June 2017. Previously, she had been President and Representative Director of Merrill Lynch Japan Securities Co., Ltd.; and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. She concurrently serves as Outside Director of ANA HOLDINGS INC.; Outside Director of MITSUI & CO., LTD.

Executive Officers

Shown below are information regarding the executive officers of Mizuho Financial Group as of June 30, 2019:

Name	Age	Title	Area of Oversight
Tatsufumi Sakai(1)	59	President & Group CEO(2)
Junichi Kato	61	Senior Managing Executive Officer(2)	Head of Global Markets Company
Akira Nakamura	58	Senior Managing Executive Officer	Head of Corporate & Institutional Company
Seiji Imai	57	Senior Managing Executive Officer	Head of Global Corporate Company
Masahiro Otsuka	57	Senior Managing Executive Officer	Head of Retail & Business Banking Company
Satoshi Ishii(1)	55	Senior Managing Executive Officer	Chief Digital Innovation Officer (CDIO), Head of IT & Systems Group (Group CIO) and Head of Operations Group (Group COO)
Makoto Umemiya(1)	54	Managing Executive Officer	Head of Financial Control & Accounting Group (Group CFO)
Shuji Kojima	54	Managing Executive Officer	Head of Compliance Group (Group CCO)
Motonori Wakabayashi(1)	54	Managing Executive Officer	Head of Research & Consulting Unit and Head of Risk Management Group (Group CRO)
Goji Fujishiro	54	Managing Executive Officer	Head of Asset Management Company and Head of Global Products Unit
Hisashi Kikuchi	53	Managing Executive Officer	Head of Strategic Planning Group (Group CSO)
Hiroaki Ehara(1)	54	Managing Executive Officer	Head of Human Resources Group (Group CHRO)

Notes:

(1)	Executive officers concurrently serving as directors.
(2)	Representative Executive Officer.

The executive officers’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:

For information on Messrs. Tatsufumi Sakai, Satoshi Ishii, Makoto Umemiya, Motonori Wakabayashi and Hiroaki Ehara, see “—Directors.”

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

Mr. Seiji Imai has been Senior Managing Executive Officer / Head of Global Corporate Company since April 2018. Previously, he had been Head of Asia & Oceania from April 2016 to April 2018; and General Manager of Seoul Branch of Mizuho Bank from April 2014 to April 2016. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank.

Mr. Masahiro Otsuka has been Senior Managing Executive Officer / Head of Retail & Business Banking Company since April 2019. Previously, he had been Deputy President of Mizuho Research Institute Ltd. from May 2017 to April 2019; Deputy Head of Retail & Business Banking Company or in charge of similar responsibilities from April 2015 to Mar.2017; and General Manager of Retail Banking Coordination Division from April 2012 to April 2015.

Mr. Shuji Kojima has been Managing Executive Officer / Head of Compliance Group (Group CCO) since April 2019. Previously, he had been Head of Human Resources Group (Group CHRO) from April 2017 to April 2019; Deputy Head of Internal Audit Group or in charge of similar responsibilities from April 2016 to April 2017; and General Manager of Compliance Division from November 2013 to April 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank and Mizuho Trust & Banking.

Mr. Goji Fujishiro has been Managing Executive Officer / Head of Asset Management Company since April 2019 and Head of Global Products Unit since April 2018. Previously, he had been in charge of business promotion of Mizuho Bank from April 2016 to April 2018; and General Manager of Executive Secretariat from April 2014 to April 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank.

Mr. Hisashi Kikuchi has been Managing Executive Officer / Head of Strategic Planning Group (Group CSO) since April 2018. Previously, he had been Member of the Board of Directors from June 2018 to June 2019; General Manager of Corporate Secretariat from April 2015 to June 2018; and General Manager of Tokyo Corporate Banking Division of Mizuho Bank from July 2013 to April 2015. He concurrently serves as Managing Executive Officer of Mizuho Bank.

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

The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2019 (basic salaries, stock compensation I (paid or expected to be paid at the time of retirement) and others) and March 31, 2018 (performance payments and former stock compensation paid during the term in office) are shown on the following table:

Classification	Number of Persons (Note 2)	Aggregate Amount of Compensation (in millions of yen) (Note 3)	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2019						For the fiscal year ended March 31, 2018
			Basic Salaries		Stock Compensation I (paid or expected to be paid at the time of retirement)		Other		Performance Payments		Former Stock Compensation (paid during the term in office)
			Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount
Directors	9	350	9	284	8	27	8	0	1	13	2	25
Executive officers as defined in the Companies Act	15	896	15	537	15	111	15	1	15	121	15	125

Notes:

(1)	Fractions are rounded down.
(2)

With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2018 and 2019 are stated.

(3)	With respect to the amounts, the aggregate amounts paid or expected to be paid for the fiscal years ended March 31, 2018 and 2019 are stated.
(4)

The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

(5)

An executive officer who resigned as of June 22, 2018 is included in the number of executive officers in the “Basic Salaries” and “Other” columns for the fiscal year ended March 31, 2019. Five executive officers who resigned as of April 1, 2018, and an executive officer who resigned as of June 22, 2018, are included in the number of executive officers in the column of Performance Payments for the fiscal year ended March 31, 2018. In addition, five executive officers who resigned as of April 1, 2018 are included in the number of executive officers in the column of “Former Stock Compensation” for the fiscal year ended March 31, 2018.

(6)

With respect to the stock compensation I for the directors and the executive officers, the amounts obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2018 based on each position, as the stock ownership points granted for the fiscal year ended March 31, 2019 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (196.3922 per share) are stated.

(7)

The condolence money premiums subsidies concerning the fiscal year ended March 31, 2019 are included in the above table as “Other,” both of which are based on the decision by the Compensation Committee.

(8)

Because the amount of the performance payments and stock compensation II to be paid with respect to the fiscal year ended March 31, 2019 has not yet been determined at present, the aggregate compensation above does not include the amount of such performance payments and stock compensation II; however, the necessary reserve is recorded for accounting purposes. The metric for such performance payments and stock compensation II for the fiscal year ended March 31, 2019 was our consolidated net business profits and net gains or losses related to ETFs and others. The target amount and result of such metric were ¥700 billion and ¥408.3 billion, respectively.

(9)

With respect to the performance payments for executive officers, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2018 as the performance payments for fiscal year ended March 31, 2018 are stated.

(10)

Former stock compensation means stock compensation based on the compensation system before the revision in the fiscal year ended March 31, 2019. With respect to former stock compensation for the fiscal year ended March 31, 2018, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2018, based on position in the case of non-executive directors (excluding outside directors) and position and performance in the case of executive directors as the stock ownership points granted for the fiscal year ended March 31, 2018 by the book value of Mizuho Financial Group stock (¥196.3922 per share). Stock compensation for the fiscal year ended March 31, 2018 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2020.

(11)

The metric for the performance payments and former stock compensation for the fiscal year ended March 31, 2018 was our consolidated net business profits and others. The target amount and result of such metric were ¥640 billion and ¥457.8 billion, respectively.

Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors, audit & supervisory board members and executive officers as defined in the Companies Act for the relevant fiscal year if the aggregate annual compensation per the director / audit & supervisory board member / executive officer as defined in the Companies Act equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and audit & supervisory board members of such subsidiaries). None of our directors, audit & supervisory board members and executive officers as defined in the Companies Act received compensation that equaled or exceeded the foregoing amount in the fiscal year ended March 31, 2019.

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

In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2019.

On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25,

2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2019.

On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2019.

On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2019.

On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2019.

On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2019.

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

On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2019.

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

* The amount of funds for “Performance Payment” and “Stock Compensation II” is decided for each fiscal year by multiplying the standard amount for each position in a respective year with the total number of officers in that year and a coefficient based on the result from the fiscal year’s results of operations. The evaluation metric for this coefficient is decided by setting metrics based on our Consolidated Net Business Profits, and using such evaluation metrics for the reference year and the current fiscal year (provided that, for Mizuho Securities Co., Ltd., the system is linked to Ordinary Income, which is a metric that is equivalent to Consolidated Net Business Profits based on the traits of business activities and financial structure of securities companies).

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

Mizuho Financial Group transformed into a Company with Three Committees from a Company with Audit & Supervisory Board in June 2014. We believe that, under the current legal system, a Company with Three Committees is the most effective as a system to realize the basic policy regarding our corporate governance system for the following reasons:

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

Pursuant to the articles of incorporation, Mizuho Financial Group has no more than 15 directors. Mizuho Financial Group maintains the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, (i) outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal Non-Executive Directors,” and together with outside directors, “Non-Executive Directors”) comprise a majority of the directors in the Board of Directors and (ii) at least a third of the members of the Board of Directors are outside directors. Currently, the Board of Directors consists of a total of 14 directors (six outside directors, three Internal Non-Executive Directors and five directors concurrently serving as executive officers).

The Chairman of the Board of Directors shall, in principle, be an outside director (or at least a Non-Executive Director) in light of the role of the Board of Directors to supervise management. Currently, Ms. Hiroko Ota serves as the Chairman of the Board of Directors.

The Board of Directors held 14 meetings in the fiscal year ended March 31, 2019. In particular, the Board had discussions for formulating the new business plan. The average attendance rate was 100%.

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

The main roles of the Nominating Committee of Mizuho Financial Group are determining the contents of proposals regarding the appointment and dismissal of directors of Mizuho Financial Group to be submitted to the general meetings of shareholders, exercising the approval rights held by Mizuho Financial Group with respect to the appointment and dismissal of directors of each of the Three Core Companies, and exercising the approval rights held by Mizuho Financial Group with respect to the appointment and removal of representative directors and senior directors of the Three Core Companies.

The Chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairman, are outside directors. As of June 21, 2019, the members of the Nominating Committee are Mr. Tatsuo Kainaka (Chairman), Mr. Tetsuo Seki, Mr. Masami Yamamoto, Ms. Hiroko Ota and Ms. Izumi Kobayashi.

The Nominating Committee held eight meetings in the fiscal year ended March 31, 2019. In particular, the Committee received reports on the status of formulation and operation of the succession plan and had discussions on director nomination and appointment for the fiscal year ending March 31, 2020 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.

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

The Chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairman, are outside directors. As of June 21, 2019, the members of the Compensation Committee are Mr. Masami Yamamoto (Chairman), Mr. Tetsuo Seki, Mr. Tatsuo Kainaka and Mr. Hirotake Abe.

The Compensation Committee held 11 meetings in the fiscal year ended March 31, 2019. In particular, the Committee revised the compensation system so that the system would better help management to pursue shareholders’ interests. The average attendance rate was 100%.

Audit Committee

Under the Companies Act, the audit committee is required to consist of at least three Non-Executive Directors, and the majority of its members is required to consist of outside directors. The duties of the audit committee include the audit of the execution of duties by directors and executive officers and preparation of audit reports.

The main roles of the Audit Committee of Mizuho Financial Group are auditing the execution of duties by the directors and executive officers, monitoring and inspecting the establishment and management of the internal control system of Mizuho Financial Group and its subsidiaries, monitoring and inspecting the condition of the execution of duties with respect to corporate management of subsidiaries and others by executive officers, determining the contents of proposals regarding the appointment, dismissal and non-reappointment of independent accounting auditors to be submitted to the general meetings of shareholders, and adopting resolutions regarding the approval of basic internal audit plans, as well as the Internal Audit Group’s budget, commission of Group Chief Auditor, and appointment of the General Manager of the Internal Audit Group.

Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members including the Chairman shall be outside directors. Currently, among the five members of the Audit Committee, two members are appointed among Internal Non-Executive Directors as full-time members of the Audit Committee, and three members including the Chairman are appointed among outside directors. As of June 21, 2019, the members of the Audit Committee are Mr. Tetsuo Seki (Chairman), Mr. Tatsuo Kainaka, Mr. Hirotake Abe, Mr. Hisaaki Hirama and Mr. Masahiro Kosugi.

The Audit Committee held 17 meetings in the fiscal year ended March 31, 2019. In particular, the Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided relevant opinions. The average attendance rate was 100%.

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

The Risk Committee shall, in principle, comprise no less than three members who shall be Non-Executive Directors or outside experts. Currently, the Risk Committee comprises Internal Non-Executive Director, who serves as the Chairman, an outside director, and an outside expert.

The Risk Committee held six meetings in the fiscal year ended March 31, 2019. In particular, the Committee had discussions on evaluation on risks surrounding the new business plan. The average attendance rate was 94%.

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

The Human Resources Review Meeting was held nine times in the fiscal year ended March 31, 2019. In particular, the Meeting received reports on the status of formulation and operation of the succession plan and had discussions on the appointment of executive officers for the fiscal year ending March 31, 2020 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.

•	Outside Director Session

The Outside Director Session shall comprise only outside directors and exchange information and share understanding with each other and provide objective and candid opinions to management based on the outside directors’ perspectives as outsiders.

The Outside Director Session was held twice in the fiscal year ended March 31, 2019. In particular, the Session had discussions on the evaluation of the effectiveness of the Board of Directors and the new business plan. The average attendance rate was 100%.

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

6.D. Employees

As of March 31, 2017, 2018 and 2019, we had 59,179, 60,051 and 59,132 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 17,707 temporary employees during the fiscal year ended March 31, 2019.

The following tables show our full-time employees as of March 31, 2019 and the average number of temporary employees for the fiscal year ended March 31, 2019, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	24,920	11,142
Corporate &Institutional Company	2,238	346
Global Corporate Company	8,731	47
Global Markets Company	1,616	85
Asset Management Company	1,602	126
Others	20,025	5,961

Total	59,132	17,707

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	91.0%	99.7%
Americas	2.6	0.0
Europe	1.5	0.1
Asia/Oceania (excluding Japan) and others	4.9	0.2

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held by its directors and executive officers as of June 30, 2019: One column shows the actual number of shares held; The other shows the potential number of additional shares to be held (i.e., the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and the stock acquisition rights granted by the former stock option system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Tatsufumi Sakai	337,217	183,684
Satoshi Ishii	217,206	142,992
Makoto Umemiya	52,749	107,228
Motonori Wakabayashi	33,122	128,575
Hiroaki Ehara	60,435	111,350
Yasuhiro Sato	954,642	581,420
Hisaaki Hirama	130,941	78,660
Masahiro Kosugi	44,139	—
Tetsuo Seki	46,500	11,200
Tatsuo Kainaka	25,000	11,200
Hirotake Abe	46,500	11,200
Masami Yamamoto	—	—
Hiroko Ota	5,000	11,200
Izumi Kobayashi	11,000	11,200

Executive Officers	Actual number of shares held	Potential number of additional shares to be held
Tatsufumi Sakai	See above	See above
Junichi Kato	646,480	177,695
Akira Nakamura	224,643	145,510
Seiji Imai	85,218	177,533
Masahiro Otsuka	149,802	—
Satoshi Ishii	See above	See above
Makoto Umemiya	See above	See above
Shuji Kojima	98,423	117,435
Motonori Wakabayashi	See above	See above
Goji Fujishiro	52,025	117,109
Hisashi Kikuchi	59,073	85,938
Hiroaki Ehara	See above	See above

None of the directors or executive officers is the owner of more than one percent of Mizuho Financial Group’s common stock, and no director or executive officer has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our incentive stock options (stock acquisition rights) and performance-based stock compensation for directors and executive officers, see “Item 6.B Compensation.”

We maintain an employee stock ownership plan under which participating employees of the companies listed below are able to contribute funds deducted from their salary and bonus payments to purchase our shares. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed by the participating employees. The following table shows the number of shares that the plan held as of March 31, 2019:

	As of March 31, 2019
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group
	Mizuho Bank
	Mizuho Trust & Banking
	Mizuho Research Institute
	Mizuho Information & Research Institute

Total		113,885,564

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2019:

	As of March 31, 2019
Name	Number of shares owned	Percentage of outstanding shares
The Master Trust Bank of Japan, Ltd. (trustee account)	1,360,079,600	5.36%
Japan Trustee Services Bank, Ltd. (trustee account)	1,065,112,500	4.20
Japan Trustee Services Bank, Ltd. (trustee account 5)	525,839,800	2.07
Japan Trustee Services Bank, Ltd. (trustee account 9)	516,271,400	2.03
JP Morgan Chase Bank 385151	393,575,328	1.55
State Street Bank West Client – Treaty 505234	392,747,217	1.55
Japan Trustee Services Bank, Ltd. (trustee account 1)	349,978,800	1.38
Japan Trustee Services Bank, Ltd. (trustee account 7)	339,733,700	1.34
Japan Trustee Services Bank, Ltd. (trustee account 2)	325,188,100	1.28
Japan Trustee Services Bank, Ltd. (trustee account 4)	288,707,000	1.14

Total	5,557,233,445	21.89%

As of March 31, 2019, there were 214 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 10% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2019, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2019, none of the directors or executive officers, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2019.

During the fiscal year ended March 31, 2019, no loans were made to the directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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

Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2019 were ¥7.5 per share of common stock (interim cash dividends of ¥3.75 per share of common stock and year-end cash dividends of ¥3.75 per share of common stock), which was the same amount as the annual cash dividends per share of common stock of the fiscal year ended March 31, 2018.

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

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See “Item 9.A. The Offer and Listing—Listing Details.”

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

As of March 31, 2019, 25,392,498,945 shares of common stock were issued.

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

Under our articles of incorporation, the record date for annual dividends and interim dividends is March 31 and September 30, respectively, in each year. In Japan, the “ex-dividend date” (the date from which purchasers of shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as of any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of common stock is generally the second business day prior to the record date; provided, however, that, in connection with the settlement period of share at Tokyo Stock Exchange being scheduled to be shortened, the ex-dividend date for any dividend, the record date of which is on or after July 18, 2019, is expected to be changed to the first business day prior to the record date.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2019.

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

As of March 31, 2019, there was no outstanding preferred stock.

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

Stress Testing

For the purpose of verifying the appropriateness of the Mizuho group’s risk appetite and the adequacy of its business plans, we carry out stress testing on our entire portfolio by measuring and assessing the impacts on our capital ratio and financial performance of the stress events assumed in the scenarios set by the group. Stress testing is carried out to confirm that the required capital ratio and financial performance can be secured on the occurrence of any of the assumed stress events. When our capital ratio or financial performance falls below the required level, we will consider and carry out a revision of our risk appetite and business plans. We also calculate the impacts of assumed stress events on risk volumes, including interest rate risk related to our banking book that is not covered by regulatory capital, to confirm whether the risk volumes balance with the group’s capital when a risk event occurs. The calculated risk volumes are used for assessing the group’s internal capital adequacy. Risk scenarios are set considering the current and projected economic conditions, as well as vulnerabilities in the group’s business and financial structure. Moreover, we have established a robust risk management framework under which stress testing is respectively carried out for each risk category, including market risk. Through such stress testing, we deepen our understanding of the distinctive features of our businesses and portfolios, and proactively determine action to be taken if a stress event happens. In this way, we are committed to enhancing our risk management capabilities on a continued basis.

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

Risk Control Methods

Our principal banking subsidiaries recognize the risk arising from allowing unexpected loss to become too large. Our principal banking subsidiaries manage “credit concentration risk,” which stems from granting excessive credit to individual corporate groups in line with our specific guidelines. Our principal banking subsidiaries also set the credit limit based on verification of status of capital adequacy. In cases where the limit is exceeded, our principal banking subsidiaries will formulate a handling policy and/or action plan. In addition to the above, our principal banking subsidiaries monitor total credit exposure, credit exposure per rating, credit concentration per individual corporate group, geography and business sector to make a periodical report to the Balance Sheet & Risk Management Committee and the Credit Committee.

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

The following tables show the VAR related to our trading activities by risk category for the fiscal years ended March 31, 2017, 2018 and 2019 and as of March 31, 2017, 2018 and 2019:

	Fiscal year ended March 31, 2017			As of March 31, 2017
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥3.6	¥1.0	¥1.0
Foreign exchange	0.5	1.6	0.1	0.1
Equities	0.4	3.2	0.1	0.9
Commodities	0.0	0.0	0.0	0.0

Total	¥3.3	¥5.8	¥2.3	¥2.6

	Fiscal year ended March 31, 2018			As of March 31, 2018
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.5	¥1.0	¥2.2
Foreign exchange	0.4	1.2	0.1	0.1
Equities	0.6	2.4	0.3	0.5
Commodities	0.0	0.0	0.0	0.0

Total	¥3.0	¥6.2	¥2.2	¥3.0

	Fiscal year ended March 31, 2019			As of March 31, 2019
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥2.9	¥1.3	¥2.0
Foreign exchange	0.8	2.8	0.1	0.3
Equities	0.6	7.7	0.2	0.5
Commodities	0.0	0.0	0.0	0.0

Total	¥3.4	¥9.2	¥2.4	¥2.6

The following graph shows VAR figures of our trading activities for the fiscal year ended March 31, 2019:

(VAR : billions of yen)

The following table shows VAR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2017	2018	2019	Change
	(in billions of yen)
As of fiscal year end	¥2.6	¥3.0	¥2.6	¥(0.3)
Maximum	5.8	6.2	9.2	3.0
Minimum	2.3	2.2	2.4	0.2
Average	3.3	3.0	3.4	0.3

Non-trading Activities

The VAR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month. In addition, as for risk management of banking activities, it is important to properly measure interest rate risk so that we calculate interest risk using appropriate methods such as recognizing demand deposits as “core deposits.”

The following graph shows the VAR related to our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2019:

(VAR : billions of yen)

The following table shows the VAR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2017	2018	2019	Change
	(in billions of yen)
As of fiscal year end	¥292.7	¥268.4	¥194.4	¥(74.0)
Maximum	397.5	307.2	298.5	(8.7)
Minimum	247.4	210.8	194.4	(16.3)
Average	331.0	267.8	255.5	(12.2)

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

Back Testing

In order to evaluate the effectiveness of market risk measurements calculated using the VAR method, we carry out regular back tests to compare VAR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VAR of trading activities for the fiscal year ended March 31, 2019 and the corresponding paired distribution of profits and losses. We had zero case where losses exceeded VAR during the period. In addition, we conduct evaluations of the assumptions related to the VAR models. Based on the number of times losses exceeded VAR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VAR models are subject to the approval of our Group Chief Risk Officer.

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

•  Strengthen security to prevent information leaks.

•  Strengthen capabilities for rapidly and effectively dealing with cyberattacks.

•  Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk	Risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.	• Establish clearly defined procedures for handling operations. • Periodically check the status of operational processes. • Conduct training and development programs by headquarters.

	Definition	Principal Risk Management Methods
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

In the measurement of operational risk equivalent as of March 31, 2019, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model

Operational risk equivalent is calculated as a simple sum of those risk amounts related to the seven loss event types defined in the FSA’s Capital Adequacy Notice, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2019, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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

Internal Audit

Internal audit refers to the series of activities, ranging from the objective and comprehensive evaluation of the effectiveness and appropriateness of each process relating to governance, risk management and control, to provide recommendations, corrective guidance, etc., toward the resolution of problems from an independent standpoint of the departments and business processes that are subject to the audit, based on a plan approved by the board of directors of each of our group companies. Through these series of activities, internal audits assist the boards of directors of each of our group companies to fulfill their managerial duties efficiently and effectively.

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

Internal Audit Management Structure

Mizuho Financial Group

Our Internal Audit Committee determines all important matters concerning internal audits. The committee is chaired by our President & Group CEO and is independent of our other business operations. The Head of the Internal Audit Group reports the progress of individual audits and plans to the Audit Committee, responds to requests for inspections, and receives specific instructions from the committee. Our Internal Audit Committee monitors and manages internal audits at our principal banking subsidiaries and other core group companies through internal audit reports submitted by such subsidiaries. Our Internal Audit Committee discusses and makes decisions regarding internal audits at our principal banking subsidiaries and other core group companies and submits the results, together with the results of their examination of the internal audit reports, to the Audit Committee and our Board of Directors.

Mizuho Bank and Mizuho Trust & Banking

Mizuho Bank and Mizuho Trust & Banking have also established internal audit committees that are independent of their other business operations and a framework under which their internal audit committees coordinate with their respective audit & supervisory committees.

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

Notes:

(1)

Based on the amendments to the Deposit Agreement that became effective April 2, 2018, fees for any cash distribution to ADS registered holders were changed from $.02 (or less) per ADS to $.05 (or less) per ADS.

(2)	Based on the amendments to the Deposit Agreement that became effective April 2, 2018, fees for general depositary services were newly added.

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2019, the depositary reimbursed us $500,000 for such expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2019 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2019 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of

Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2019.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2019, which appears on page F-3.

Attestation Report of the Registered Public Accounting Firm

See the attestation report of our independent registered public accounting firm, Ernst & Young ShinNihon LLC, which appears on page F-3.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting other than noted below.

Since June 11, 2018, Mizuho Bank and Mizuho Trust & Banking have been engaging in a multi-stage process of migration to, and the implementation of, our next-generation IT systems, including accounting system. As of July 5, 2019, we have completed eight out of the nine required phases. This implementation contains changes to processes that constitute a part of our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Tetsuo Seki, Hirotake Abe, Hisaaki Hirama and Masahiro Kosugi each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, Messrs. Tetsuo Seki and Hirotake Abe are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

ITEM 16B.	CODE OF ETHICS

Mizuho Financial Group has adopted a code of ethics, titled “Code of Ethics for Financial Professionals,” which is applicable to all directors and executive officers, as well as all managers and other employees of Mizuho Financial Group who engage in financial reporting, accounting or disclosure. The code of ethics of Mizuho Financial Group is included in this annual report as Exhibit 11.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2018 and 2019 are presented in the following table:

	Fiscal years ended March 31,
	2018	2019
	(in millions of yen)
Audit fees(1)	¥4,951	¥5,253
Audit-related fees(2)	306	273
Tax fees(3)	213	102
All other fees(4)	13	4

Total	¥5,483	¥5,632

Notes:

(1)	Audit fees include primarily fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls and due diligence services related to our securitization business.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee members for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee members is required prior to each engagement. With respect to such services, two full-time audit committee members must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2019:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2018	2,336	¥193.5	—	—
May 1 to May 31, 2018	2,764	199.2	—	—
June 1 to June 30, 2018	7,160	191.7	—	—
July 1 to July 31, 2018	6,815	188.9	—	—
August 1 to August 31, 2018	3,761	195.2	—	—
September 1 to September 30, 2018	2,662	194.8	—	—
October 1 to October 31, 2018	2,904	195.3	—	—
November 1 to November 30, 2018	2,533	192.2	—	—
December 1 to December 31, 2018	4,601	179.8	—	—
January 1 to January 31, 2019	4,855	172.4	—	—
February 1 to February 28, 2019	75,934	174.1	—	—
March 1 to March 31, 2019	37,543	174.1	—	—

Total	153,868	¥178.0	—	—

Note:

(1)

A total of 153,868 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2019, due to our purchase of shares constituting less than one (1) unit from holders of shares constituting less than one (1) unit at the current market price of those shares.

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

•

A NYSE-listed U.S. company is required to have an audit committee composed entirely of independent directors. Currently, among the five members of the Audit Committee, three members including the Chairman are outside directors and two members are internal non-executive directors in compliance with the requirements under the Companies Act, and all such committee members are independent under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with four members qualified as audit committee financial experts.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 23, 2017 (English Translation)**

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 26, 2019 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated April 1, 2018 (English Translation)*

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc. (English Translation)***

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 7, 2017.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 21, 2016.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2017, 2018 and 2019. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2017			2018			2019
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	37,389	27	0.07%	39,812	27	0.07%	38,914	26	0.07%
Foreign	7,671	48	0.63%	8,363	94	1.13%	5,951	95	1.59%

Total	45,060	75	0.17%	48,175	121	0.25%	44,865	121	0.27%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	5,079	18	0.35%	5,283	23	0.43%	6,201	32	0.51%
Foreign	9,213	79	0.85%	9,251	132	1.43%	9,924	228	2.30%

Total	14,292	97	0.68%	14,534	155	1.07%	16,125	260	1.62%

Trading account assets:
Domestic	4,408	27	0.62%	4,654	50	1.07%	5,930	71	1.19%
Foreign	10,335	136	1.31%	10,821	152	1.41%	9,197	141	1.53%

Total	14,743	163	1.11%	15,475	202	1.31%	15,127	212	1.40%

Investments:
Domestic	20,357	78	0.38%	21,267	97	0.46%	20,109	137	0.68%
Foreign	3,915	87	2.24%	3,544	77	2.18%	4,471	95	2.13%

Total	24,272	165	0.68%	24,811	174	0.70%	24,580	232	0.95%

Loans (1):
Domestic	53,930	510	0.95%	58,049	511	0.88%	55,897	531	0.95%
Foreign	25,412	499	1.96%	24,822	599	2.41%	28,037	851	3.03%

Total	79,342	1,009	1.27%	82,871	1,110	1.34%	83,934	1,382	1.65%

Total interest-earning assets:
Domestic	121,163	660	0.54%	129,065	708	0.55%	127,051	797	0.63%
Foreign	56,546	849	1.50%	56,801	1,054	1.86%	57,580	1,410	2.45%

Total	177,709	1,509	0.85%	185,866	1,762	0.95%	184,631	2,207	1.20%

Noninterest-earning assets:
Cash and due from banks	3,312			3,076			3,832
Other noninterest-earning assets (2)	23,320			19,896			17,646
Allowance for loan losses	(456)			(380)			(297)

Total noninterest-earning assets	26,176			22,592			21,181

Total average assets	203,885			208,458			205,812

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 32.7%, 31.2% and 31.3%, respectively, for the fiscal years ended March 31, 2017, 2018 and 2019.

	2017			2018			2019
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	83,293	51	0.06%	90,078	60	0.07%	87,168	94	0.11%
Foreign	23,173	214	0.92%	24,567	323	1.32%	26,693	519	1.95%

Total	106,466	265	0.25%	114,645	383	0.33%	113,861	613	0.54%

Short-term borrowings (1):
Domestic	14,177	27	0.19%	13,678	43	0.31%	14,011	69	0.49%
Foreign	17,112	109	0.63%	16,385	222	1.35%	15,094	357	2.37%

Total	31,289	136	0.43%	30,063	265	0.88%	29,105	426	1.47%

Trading account liabilities:
Domestic	1,697	14	0.82%	1,454	27	1.87%	1,735	34	1.93%
Foreign	1,049	7	0.71%	1,235	14	1.16%	1,249	16	1.29%

Total	2,746	21	0.78%	2,689	41	1.54%	2,984	50	1.66%

Long-term debt:
Domestic	14,523	178	1.22%	13,032	197	1.51%	12,285	217	1.77%
Foreign	655	2	0.32%	732	4	0.49%	701	7	0.95%

Total	15,178	180	1.18%	13,764	201	1.46%	12,986	224	1.72%

Total interest-bearing liabilities:
Domestic	113,690	270	0.24%	118,242	327	0.28%	115,199	414	0.36%
Foreign	41,989	332	0.79%	42,919	563	1.31%	43,737	899	2.06%

Total	155,679	602	0.39%	161,161	890	0.55%	158,936	1,313	0.83%

Noninterest-bearing liabilities (2)	40,992			39,758			38,548

Equity	7,214			7,539			8,328

Total average liabilities and equity	203,885			208,458			205,812

Net interest income and average interest rate spread		907	0.46%		872	0.40%		894	0.37%

Net interest income as a percentage of average total interest-earning assets			0.51%			0.47%			0.48%

Notes:

(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 28.4%, 26.9% and 27.6%, respectively, for the fiscal years ended March 31, 2017, 2018 and 2019.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017 and the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2018 versus fiscal year ended March 31, 2017			Fiscal year ended March 31, 2019 versus fiscal year ended March 31, 2018
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	1	(1)	—	(1)	—	(1)
Foreign	5	41	46	(27)	28	1

Total	6	40	46	(28)	28	—

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1	4	5	4	5	9
Foreign	—	53	53	10	86	96

Total	1	57	58	14	91	105

Trading account assets:
Domestic	2	21	23	15	6	21
Foreign	6	10	16	(23)	12	(11)

Total	8	31	39	(8)	18	10

Investments:
Domestic	4	15	19	(5)	45	40
Foreign	(8)	(2)	(10)	20	(2)	18

Total	(4)	13	9	15	43	58

Loans:
Domestic	36	(35)	1	(19)	39	20
Foreign	(11)	111	100	84	168	252

Total	25	76	101	65	207	272

Total interest and dividend income:
Domestic	44	4	48	(6)	95	89
Foreign	(8)	213	205	64	292	356

Total	36	217	253	58	387	445

	Fiscal year ended March 31, 2018 versus fiscal year ended March 31, 2017			Fiscal year ended March 31, 2019 versus fiscal year ended March 31, 2018
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	4	5	9	(2)	36	34
Foreign	14	95	109	30	166	196

Total	18	100	118	28	202	230

Short-term borrowings:
Domestic	(1)	17	16	1	25	26
Foreign	(5)	118	113	(18)	153	135

Total	(6)	135	129	(17)	178	161

Trading account liabilities:
Domestic	(2)	15	13	6	1	7
Foreign	1	6	7	—	2	2

Total	(1)	21	20	6	3	9

Long-term debt:
Domestic	(18)	37	19	(11)	31	20
Foreign	—	2	2	—	3	3

Total	(18)	39	21	(11)	34	23

Total interest expense:
Domestic	(17)	74	57	(6)	93	87
Foreign	10	221	231	12	324	336

Total	(7)	295	288	6	417	423

Net interest income:
Domestic	61	(70)	(9)	—	2	2
Foreign	(18)	(8)	(26)	52	(32)	20

Total	43	(78)	(35)	52	(30)	22

II. Investment portfolio

The following table shows the amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2017, 2018 and 2019:

	2017			2018			2019
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	10,257	10,263	6	13,334	13,332	(2)	11,889	11,897	8
Agency mortgage-backed securities (1)	694	709	15	730	743	13	503	517	14
Corporate bonds and other debt securities	2,597	2,654	57	2,743	2,789	46	2,546	2,560	14
Equity securities (marketable) (2)	1,452	3,722	2,270	1,478	3,915	2,437	—	—	—

Total domestic	15,000	17,348	2,348	18,285	20,779	2,494	14,938	14,974	36

Foreign:
U.S. Treasury bonds and federal agency securities	1,148	1,144	(4)	689	686	(3)	1,009	1,009	—
Other foreign government bonds	934	935	1	1,058	1,058	—	1,342	1,342	—
Agency mortgage-backed securities (3)	139	134	(5)	153	146	(7)	27	27	—
Corporate bonds and other debt securities	915	917	2	880	879	(1)	778	781	3
Equity securities (marketable) (2)	78	79	1	117	118	1	—	—	—

Total foreign	3,214	3,209	(5)	2,897	2,887	(10)	3,156	3,159	3

Total	18,214	20,557	2,343	21,182	23,666	2,484	18,094	18,133	39

Held-to-maturity securities:
Domestic:
Japanese government bonds	3,060	3,097	37	1,960	1,984	24	1,120	1,140	20

Total domestic	3,060	3,097	37	1,960	1,984	24	1,120	1,140	20

Foreign:
Agency mortgage-backed securities (4)	757	750	(7)	558	538	(20)	484	470	(14)

Total foreign	757	750	(7)	558	538	(20)	484	470	(14)

Total	3,817	3,847	30	2,518	2,522	4	1,604	1,610	6

Notes:

(1)	All domestic agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018, resulting in a cumulative-effect adjustment from AOCI to Retained earnings for net unrealized gains on equity securities (marketable). The available-for-sale category was eliminated for equity securities effective April 1, 2018. See Note 2 “Recently issued accounting pronouncements” for further details.

(3)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(4)	All foreign agency mortgage-backed securities presented in this line are Ginnie Mae securities.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2019. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	7,841	(0.15)%	2,329	(0.09)%	1,465	(0.12)%	262	0.31%	11,897	(0.13)%
Agency mortgage-backed securities	—	—	—	—	—	—	517	1.06%	517	1.06%
Corporate bonds and other debt securities	155	27.82%	1,176	0.26%	892	0.33%	337	0.49%	2,560	1.99%

Total domestic	7,996	0.39%	3,505	0.03%	2,357	0.05%	1,116	0.71%	14,974	0.28%

Foreign:
U.S. Treasury bonds and federal agency securities	990	2.41%	19	3.52%	—	—	—	—	1,009	2.43%
Other foreign government bonds	1,107	1.99%	235	2.46%	—	—	—	—	1,342	2.07%
Agency mortgage-backed securities	—	—	—	—	—	—	27	3.35%	27	3.35%
Corporate bonds and other debt securities	443	1.95%	294	2.33%	41	2.94%	3	0.16%	781	2.14%

Total foreign	2,540	2.15%	548	2.43%	41	2.94%	30	3.06%	3,159	2.21%

Total	10,536	0.81%	4,053	0.35%	2,398	0.10%	1,146	0.77%	18,133	0.61%

Held-to-maturity securities:
Domestic:
Japanese government bonds	640	0.15%	380	0.72%	100	0.47%	—	—	1,120	0.37%

Total domestic	640	0.15%	380	0.72%	100	0.47%	—	—	1,120	0.37%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	484	3.72%	484	3.72%

Total foreign	—	—	—	—	—	—	484	3.72%	484	3.72%

Total	640	0.15%	380	0.72%	100	0.47%	484	3.72%	1,604	1.38%

Other than Japanese government bonds, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2019.

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Equity securities and Other investments. See Note 4 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Equity securities and Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2015, 2016, 2017, 2018 and 2019:

	2015	2016	2017	2018	2019
	(in billions of yen)
Domestic:
Manufacturing	8,224	8,345	8,740	8,156	9,558
Construction and real estate	7,416	7,822	7,772	8,102	8,955
Services	4,267	4,648	4,749	5,024	5,113
Wholesale and retail	5,586	5,407	5,140	5,113	5,163
Transportation and communications	3,157	3,268	3,491	3,565	3,622
Banks and other financial institutions	3,853	3,632	4,006	4,471	4,303
Government and public institutions	4,612	3,395	8,532	8,882	2,359
Other industries (1)	5,079	4,618	4,427	5,018	5,478
Individuals:
Mortgage loans	11,018	10,585	9,960	9,445	8,950
Other	798	852	840	884	908

Total domestic	54,010	52,572	57,657	58,660	54,409

Foreign:
Commercial and industrial	16,798	17,475	16,986	17,195	19,087
Banks and other financial institutions	6,859	7,099	7,389	7,465	9,126
Government and public institutions	119	303	217	303	297
Other	426	274	191	38	33

Total foreign	24,202	25,151	24,783	25,001	28,543

Total	78,212	77,723	82,440	83,661	82,952
Less: Unearned income and deferred loan fees—net	164	168	156	146	152

Total loans before allowance for loan losses	78,048	77,555	82,284	83,515	82,800

Notes:

(1)	Other industries of Domestic includes trade receivables and lease receivables of consolidated variable interest entities.
(2)

Certain loans of Foreign were reclassified from Government and public institutions to Commercial and industrial and Banks and other financial institutions in order to conform to the current year’s presentation.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2019:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,234	3,775	1,549	9,558
Construction and real estate	1,636	3,535	3,784	8,955
Services	2,088	2,214	811	5,113
Wholesale and retail	2,945	1,792	426	5,163
Transportation and communications	978	1,819	825	3,622
Banks and other financial institutions	1,696	1,778	829	4,303
Government and public institutions	1,663	408	288	2,359
Other industries	3,336	1,313	829	5,478
Individuals	1,254	2,033	6,571	9,858

Total domestic	19,830	18,667	15,912	54,409
Foreign:
Total foreign	14,452	11,553	2,538	28,543

Total	34,282	30,220	18,450	82,952

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2019 were as follows:

(in billions of yen)
Floating rates	36,742
Fixed rates	11,928

Total	48,670

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310, “Receivables”(“ASC 310”). All of the Group’s impaired loans are designated as nonaccrual loans. There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2015, 2016, 2017, 2018 and 2019 by domicile and industry of borrower:

	2015	2016	2017	2018	2019
	(in billions of yen)
Domestic:
Manufacturing	480	374	379	142	109
Construction and real estate	101	77	57	41	46
Services	71	66	66	58	74
Wholesale and retail	150	147	147	131	135
Transportation and communications	36	29	23	28	31
Banks and other financial institutions	5	3	6	12	10
Other industries	1	4	7	4	9
Individuals	143	123	105	90	81

Total domestic	987	823	790	506	495
Foreign:
Total foreign	188	167	191	109	151

Total impaired loans	1,175	990	981	615	646

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2019 would have been ¥8 billion and ¥5 billion, respectively. The MHFG group recognized interest income on these domestic and foreign loans of ¥7 billion and ¥1 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2019.

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

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2017, 2018 and 2019:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2017
United States	2,827	254	4,950	8,031	4.01%	8,279
Germany	1,243	190	305	1,738	0.87%	833
United Kingdom	82	309	1,332	1,723	0.86%	1,223

2018
United States	3,090	340	4,231	7,661	3.75%	7,137
United Kingdom	9	374	1,821	2,204	1.08%	1,006
Germany	1,518	275	355	2,148	1.05%	728

2019
United States	1,440	352	3,966	5,758	2.91%	7,847
United Kingdom	10	664	2,829	3,503	1.77%	1,210
France	1,475	177	955	2,607	1.32%	619

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2015, 2016, 2017, 2018 and 2019:

	2015	2016	2017	2018	2019
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	626	520	451	480	310
Provision (credit) for loan losses	(60)	35	38	(126)	32

Charge-offs:
Domestic:
Manufacturing	8	37	2	6	4
Construction and real estate	3	2	1	—	1
Services	2	4	3	5	2
Wholesale and retail	15	14	6	12	10
Transportation and communications	1	5	1	1	—
Other industries	—	—	—	—	2
Individuals	10	8	7	5	5

Total domestic	39	70	20	29	24
Total foreign	40	42	11	27	24

Total charge-offs	79	112	31	56	48

Recoveries:
Domestic:
Manufacturing	2	2	1	1	1
Construction and real estate	4	1	2	1	1
Services	2	2	1	2	1
Wholesale and retail	3	8	5	1	3
Transportation and communications	1	1	4	—	—
Banks and other financial institutions	—	—	—	1	—
Other industries	1	—	—	—	—
Individuals	3	2	3	2	1

Total domestic	16	16	16	8	7
Total foreign	7	5	10	7	7

Total recoveries	23	21	26	15	14

Net charge-offs	56	91	5	41	34

Others (Note)	10	(13)	(4)	(3)	(1)
Balance at end of fiscal year	520	451	480	310	307

Ratio of net charge-offs to average loans outstanding	0.07%	0.12%	0.01%	0.05%	0.04%

Note: Others includes primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2015, 2016, 2017, 2018 and 2019:

	2015		2016		2017		2018		2019
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	187	10.52%	154	10.74%	201	10.60%	85	9.75%	75	11.52%
Construction and real estate	33	9.40%	25	9.95%	20	9.28%	17	9.68%	18	10.80%
Services	26	5.46%	26	5.99%	28	5.77%	20	6.01%	23	6.16%
Wholesale and retail	66	7.14%	58	6.96%	63	6.24%	52	6.11%	48	6.22%
Transportation and communications	14	4.04%	9	4.20%	10	4.23%	10	4.26%	17	4.37%
Banks and other financial institutions	18	4.93%	14	4.67%	13	4.86%	20	5.34%	4	5.19%
Other industries (Note)	5	12.39%	5	10.31%	6	15.72%	7	16.62%	11	9.45%
Individuals	59	15.18%	42	14.82%	34	13.24%	25	12.35%	20	11.88%
Mortgage loans	51	14.09%	35	13.63%	27	12.10%	19	11.29%	15	10.79%
Other	8	1.09%	7	1.19%	7	1.14%	6	1.06%	5	1.09%

Total domestic	408	69.06%	333	67.64%	375	69.94%	236	70.12%	216	65.59%
Total foreign	112	30.94%	118	32.36%	105	30.06%	74	29.88%	91	34.41%

Total allowance for loan losses	520	100.00%	451	100.00%	480	100.00%	310	100.00%	307	100.00%

Note:	Other industries includes government and public institutions.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017		2018		2019
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	17,310	—%	19,643	—%	22,116	—%
Interest-bearing demand deposits	48,986	0.01%	56,478	0.01%	53,700	0.02%
Time deposits	27,929	0.16%	27,035	0.19%	26,424	0.31%
Certificates of deposit	6,378	0.01%	6,565	0.01%	7,044	0.01%

Foreign offices:
Noninterest-bearing demand deposits	2,321	—%	2,244	—%	1,750	—%
Interest-bearing deposits, principally time deposits	18,313	0.93%	19,161	1.33%	20,169	1.93%
Certificates of deposit	4,860	0.91%	5,406	1.25%	6,524	1.99%

Total	126,097	0.21%	136,532	0.28%	137,727	0.45%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2017, 2018 and 2019 were ¥645 billion, ¥779 billion and ¥1,625 billion, respectively.

At March 31, 2019, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2019) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	8,875	5,075	13,950
Due after three months through six months	2,875	270	3,145
Due after six months through twelve months	3,403	148	3,551
Due after twelve months	1,425	151	1,576

Total	16,578	5,644	22,222
Foreign offices	17,607	7,695	25,302

Total	34,185	13,339	47,524

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	3,941	4,016	2,534
Maximum balance outstanding at any month-end during the fiscal year	4,123	4,094	4,125
Balance at end of fiscal year	4,123	3,993	312
Weighted average interest rate during the fiscal year	0.02%	0.02%	0.02%
Weighted average interest rate on balance at end of fiscal year	0.02%	0.02%	0.21%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	25,629	24,692	24,609
Maximum balance outstanding at any month-end during the fiscal year	25,968	25,470	27,694
Balance at end of fiscal year	21,144	20,595	19,280
Weighted average interest rate during the fiscal year	0.48%	1.01%	1.60%
Weighted average interest rate on balance at end of fiscal year	0.58%	1.07%	1.53%

Other short-term borrowings:
Average balance outstanding during the fiscal year	1,719	1,355	1,962
Maximum balance outstanding at any month-end during the fiscal year	2,135	1,736	2,091
Balance at end of fiscal year	1,477	1,688	1,995
Weighted average interest rate during the fiscal year	0.66%	1.13%	1.67%
Weighted average interest rate on balance at end of fiscal year	0.91%	1.35%	1.99%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

of Mizuho Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 5, 2019 expressed an unqualified opinion thereon.

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

July 5, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

of Mizuho Financial Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes and our report dated July 5, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 5, 2019

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2018 AND 2019

	2018	2019
	(in millions of yen)
Assets:
Cash and due from banks	1,685,835	1,404,008
Interest-bearing deposits in other banks	46,485,086	44,268,731
Call loans and funds sold	720,461	763,453
Receivables under resale agreements	8,080,927	12,997,424
Receivables under securities borrowing transactions	4,408,508	2,578,134
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,897,190 million in 2018 and ¥3,244,305 million in 2019)	24,302,543	21,018,230
Investments (Note 4):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥932,302 million in 2018 and ¥1,132,602 million in 2019)	23,665,628	18,133,916
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥677,046 million in 2018 and ¥476,146 million in 2019)	2,517,551	1,604,104
Equity securities	—	4,034,609
Other investments	585,896	389,740
Loans (Notes 5 and 6)	83,514,644	82,799,943
Allowance for loan losses	(309,902)	(307,201)

Loans, net of allowance	83,204,742	82,492,742
Premises and equipment—net (Note 7)	2,116,184	1,900,952
Due from customers on acceptances	212,596	187,137
Accrued income	301,332	342,845
Goodwill (Note 8)	95,184	95,151
Intangible assets (Note 8)	84,447	74,240
Deferred tax assets	57,088	49,775
Other assets (Note 13)	5,731,634	5,276,004

Total assets	204,255,642	197,611,195

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2018	2019
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	31,435	29,972
Interest-bearing deposits in other banks	95,048	31,676
Call loans and funds sold	5,312	115,199
Trading account assets	2,558,186	2,456,198
Investments	48,565	52,493
Loans, net of allowance	2,323,081	2,359,669
All other assets	806,141	1,003,133

Total assets	5,867,768	6,048,340

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2018 AND 2019

	2018	2019
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	21,068,569	23,844,639
Interest-bearing deposits	91,206,963	84,019,038
Foreign:
Noninterest-bearing deposits	2,257,350	1,793,803
Interest-bearing deposits	22,351,124	28,639,436
Due to trust accounts	3,992,544	312,347
Call money and funds purchased	2,105,294	2,841,932
Payables under repurchase agreements (Note 30)	16,656,930	14,640,369
Payables under securities lending transactions (Note 30)	1,832,870	1,797,737
Other short-term borrowings (Note 12)	1,688,018	1,994,826
Trading account liabilities	13,115,270	10,120,968
Bank acceptances outstanding	212,596	187,137
Income taxes payable	64,501	58,688
Deferred tax liabilities	306,203	108,120
Accrued expenses	232,885	288,556
Long-term debt (including liabilities accounted for at fair value of ¥1,955,636 million in 2018, and ¥2,433,294 million in 2019) (Notes 12 and 28)	12,955,230	11,529,400
Other liabilities (Note 13)	4,705,595	5,932,706

Total liabilities	194,751,942	188,109,702

Commitments and contingencies (Note 24)

Equity:
MHFG shareholders’ equity:
Common stock (Note 15)—no par value, authorized 48,000,000,000 shares in 2018 and 2019, and issued 25,389,644,945 shares in 2018, and 25,392,498,945 shares in 2019	5,826,383	5,829,657
Retained earnings	1,306,141	2,740,545
Accumulated other comprehensive income, net of tax (Note 17)	1,741,894	164,021
Less: Treasury stock, at cost—Common stock 24,829,446 shares in 2018, and 33,962,404 shares in 2019	(5,997)	(7,704)

Total MHFG shareholders’ equity	8,868,421	8,726,519
Noncontrolling interests	635,279	774,974

Total equity	9,503,700	9,501,493

Total liabilities and equity	204,255,642	197,611,195

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2018	2019
	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	—	108,038
Other short-term borrowings	31,392	23,495
Trading account liabilities	22	—
Long-term debt	419,649	344,526
All other liabilities	1,305,640	1,523,791

Total liabilities	1,756,703	1,999,850

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

	2017	2018	2019
	(in millions of yen)
Interest and dividend income:
Loans, including fees	1,009,094	1,109,776	1,381,553
Investments:
Interest	88,311	88,319	144,199
Dividends	77,343	86,066	88,289
Trading account assets	163,114	202,125	211,749
Call loans and funds sold	5,068	5,699	5,547
Receivables under resale agreements and securities borrowing transactions	91,453	149,197	254,862
Deposits in other banks	74,647	120,704	121,244

Total interest and dividend income	1,509,030	1,761,886	2,207,443

Interest expense:
Deposits	264,748	382,706	613,570
Trading account liabilities	21,399	41,514	49,660
Call money and funds purchased	3,173	5,031	11,121
Payables under repurchase agreements and securities lending transactions	120,578	243,569	382,045
Other short-term borrowings	12,175	16,166	33,313
Long-term debt	179,639	200,950	223,767

Total interest expense	601,712	889,936	1,313,476

Net interest income	907,318	871,950	893,967
Provision (credit) for loan losses (Note 6)	37,668	(126,362)	32,459

Net interest income after provision (credit) for loan losses	869,650	998,312	861,508

Noninterest income (Note 26):
Fee and commission income	825,963	865,711	853,290
Foreign exchange gains (losses)—net (Note 27)	69,453	91,793	93,577
Trading account gains (losses)—net (Note 27)	(42,481)	236,982	328,841
Investment gains (losses)—net (Note 2):
Debt securities	59,517	7,757	(3,842)
Equity securities	273,753	289,400	(155,947)
Equity in earnings (losses) of equity method investees—net	26,785	24,342	29,172
Gains on disposal of premises and equipment	5,638	8,225	5,145
Other noninterest income	149,404	80,453	72,135

Total noninterest income	1,368,032	1,604,663	1,222,371

Noninterest expenses:
Salaries and employee benefits	663,166	688,481	682,645
General and administrative expenses	570,897	585,992	761,528
Occupancy expenses	194,955	191,592	207,814
Fee and commission expenses	177,006	189,187	189,722
Provision (credit) for losses on off-balance-sheet instruments	19,464	(30,244)	(8,969)
Other noninterest expenses	131,819	138,669	166,079

Total noninterest expenses	1,757,307	1,763,677	1,998,819

Income before income tax expense	480,375	839,298	85,060
Income tax expense (Note 20)	91,244	237,604	9,335

Net income	389,131	601,694	75,725
Less: Net income (loss) attributable to noncontrolling interests	26,691	24,086	(8,746)

Net income attributable to MHFG shareholders	362,440	577,608	84,471

Earnings per common share (Note 19):	(in yen)
Basic net income per common share	14.33	22.77	3.33

Diluted net income per common share	14.28	22.76	3.33

Dividends per share:
Class XI preferred stock	10	—	—
Common stock	7.50	7.50	7.50

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

	2017	2018	2019
	(in millions of yen)
Net income (1)	389,131	601,694	75,725

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	51,957	97,428	(9,472)
Foreign currency translation adjustments, net of tax	(12,322)	(29,934)	(23,781)
Pension liability adjustments, net of tax	11,922	155,044	(24,168)
Own credit risk adjustments, net of tax (2)	—	—	14,476

Total other comprehensive income (loss), net of tax	51,557	222,538	(42,945)

Total comprehensive income	440,688	824,232	32,780
Less: Total comprehensive income (loss) attributable to noncontrolling interests	26,724	25,893	(8,960)

Total comprehensive income attributable to MHFG shareholders	413,964	798,339	41,740

Notes:

(1)	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 17 “Accumulated other comprehensive income”.
(2)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

	2017	2018	2019
	(in millions of yen)
Preferred stock:
Balance at beginning of fiscal year	98,924	—	—
Conversion to common stock	(98,924)	—	—

Balance at end of fiscal year	—	—	—

Common stock:
Balance at beginning of fiscal year	5,703,144	5,826,149	5,826,383
Issuance of new shares of common stock due to conversion of preferred stock	98,924	—	—
Issuance of new shares of common stock due to exercise of stock acquisition rights	969	546	438
Performance-based stock compensation program	(655)	(326)	(282)
Other	23,767	14	3,118

Balance at end of fiscal year	5,826,149	5,826,383	5,829,657

Retained earnings:
Balance at beginning of fiscal year, previously reported	746,785	918,894	1,306,141
Cumulative effect of change in accounting principles, net of tax (Note 2)	(329)	—	1,540,317
Balance at beginning of fiscal year, adjusted	746,456	918,894	2,846,458
Net income attributable to MHFG shareholders	362,440	577,608	84,471
Dividends declared	(190,002)	(190,361)	(190,384)

Balance at end of fiscal year	918,894	1,306,141	2,740,545

Accumulated other comprehensive income, net of tax (Note 17):
Balance at beginning of fiscal year, previously reported	1,469,308	1,521,163	1,741,894
Cumulative effect of change in accounting principles (Note 2)	330	—	(1,535,142)
Balance at beginning of fiscal year, adjusted	1,469,638	1,521,163	206,752
Change during year	51,525	220,731	(42,731)

Balance at end of fiscal year	1,521,163	1,741,894	164,021

Treasury stock, at cost:
Balance at beginning of fiscal year	(3,610)	(4,849)	(5,997)
Purchases of treasury stock	(1,903)	(2,431)	(3,002)
Disposal of treasury stock	663	1,283	1,295
Cancellation of treasury stock	1	—	—

Balance at end of fiscal year	(4,849)	(5,997)	(7,704)

Total MHFG shareholders’ equity	8,261,357	8,868,421	8,726,519

Noncontrolling interests:
Balance at beginning of fiscal year, previously reported	168,640	510,700	635,279
Cumulative effect of change in accounting principles	(10,441)	—	(616)
Balance at beginning of fiscal year, adjusted	158,199	510,700	634,663
Transactions between the MHFG Group and the noncontrolling interest shareholders	328,692	106,740	166,145
Dividends paid to noncontrolling interests	(2,914)	(8,054)	(16,874)
Net income (loss) attributable to noncontrolling interests	26,691	24,086	(8,746)
Other	32	1,807	(214)

Balance at end of fiscal year	510,700	635,279	774,974

Total equity	8,772,057	9,503,700	9,501,493

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 17 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

	2017	2018	2019
	(in millions of yen)
Cash flows from operating activities:
Net income	389,131	601,694	75,725
Less: Net income (loss) attributable to noncontrolling interests	26,691	24,086	(8,746)

Net income attributable to MHFG shareholders	362,440	577,608	84,471
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	171,202	179,158	355,164
Provision (credit) for loan losses	37,668	(126,362)	32,459
Investment losses (gains)—net	(333,270)	(297,157)	159,789
Equity in losses (earnings) of equity method investees—net	(26,785)	(24,342)	(29,172)
Foreign exchange losses (gains)—net	22,812	(251,613)	155,104
Deferred income tax expense (benefit)	(107,432)	60,011	(157,231)
Net change in trading account assets	4,867,508	992,084	2,776,764
Net change in trading account liabilities	(3,267,060)	(518,339)	(2,979,299)
Net change in loans held for sale	(5,574)	(54,530)	26,659
Net change in accrued income	7,087	(31,842)	(44,519)
Net change in accrued expenses	4,485	16,517	45,653
Other—net	(523,954)	(682,269)	235,177

Net cash provided by (used in) operating activities	1,209,127	(161,076)	661,019

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities (1)	31,139,716	32,908,551	21,132,162
Proceeds from sales of Equity securities (2)	—	—	3,973,437
Proceeds from maturities of Available-for-sale securities (1)	7,100,083	13,819,828	15,673,340
Proceeds from maturities of Held-to-maturity securities	999,405	1,261,607	939,397
Purchases of Available-for-sale securities (1)	(34,133,416)	(49,722,644)	(34,327,798)
Purchases of Held-to-maturity securities	(3,854)	(2,982)	(2,042)
Purchases of Equity securities (2)	—	—	(3,429,923)
Proceeds from sales of loans	291,782	296,260	1,184,160
Net change in loans	(5,606,627)	(1,971,210)	(3,852,757)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(1,481,661)	54,786	(2,971,007)
Proceeds from sales of premises and equipment	12,059	22,302	7,812
Purchases of premises and equipment	(430,913)	(292,201)	(157,714)
Cash and cash equivalents acquired in business combination	1,095	—	—
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	—	948	220
Cash outflow from deconsolidation of a subsidiary (3)	—	—	(4,943,059)

Net cash used in investing activities	(2,112,331)	(3,624,755)	(6,773,772)

Cash flows from financing activities:
Net change in deposits	14,005,565	6,083,800	3,065,826
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(771,368)	(67,508)	1,703,606
Net change in due to trust accounts	(344,217)	(130,544)	(59,373)
Net change in other short-term borrowings	(589,512)	257,774	270,560
Proceeds from issuance of long-term debt	4,496,041	1,956,007	1,659,412
Repayment of long-term debt	(4,734,010)	(3,310,804)	(3,241,799)
Proceeds from noncontrolling interests	3,323	76,894	219,187
Payments to noncontrolling interests	(1,696)	(12,949)	(579)
Proceeds from issuance of common stock	6	3	3
Proceeds from sales of treasury stock	1	1	953
Purchases of treasury stock	(1,435)	(1,611)	(2,124)
Dividends paid	(190,031)	(190,382)	(190,413)
Dividends paid to noncontrolling interests	(2,914)	(8,054)	(16,874)

Net cash provided by financing activities	11,869,753	4,652,627	3,408,385

Effect of exchange rate changes on cash and cash equivalents	(29,583)	(282,846)	206,186

Net increase (decrease) in cash and cash equivalents	10,936,966	583,950	(2,498,182)
Cash and cash equivalents at beginning of fiscal year	36,650,005	47,586,971	48,170,921

Cash and cash equivalents at end of fiscal year	47,586,971	48,170,921	45,672,739

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2017, 2018 AND 2019

	2017	2018	2019
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	582,947	818,593	1,268,412
Income taxes paid	246,802	172,891	175,615
Noncash investing activities:
Transfer of loans into loans held-for-sale	18,739	35,166	2,728
Investment in capital leases	12,467	6,586	871
Noncash assets acquired and liabilities assumed at fair value in business combination (Note 3):
Noncash assets acquired at fair value	80,176	—	—
Noncash liabilities assumed at fair value	25,893	—	—
Deconsolidation of Trust & Custody Services Bank Ltd (Note 1):
Decrease in total assets	—	—	8,990,604
of which Cash and cash equivalents	—	—	4,943,059
Decrease in total liabilities	—	—	8,958,535
of which Due to trust accounts	—	—	3,620,825
Noncash assets acquired at fair value in an equity method investee (3)	—	—	25,311

Notes:

(1)

Proceeds from sales and maturities of Available-for-sale securities as well as Purchases of Available-for-sale securities include cash activity related to Other investments for the fiscal years ended March 31 2017 and 2018, the amounts of which are not significant.

(2)

Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments for the fiscal year ended March 31 2019, the amounts of which are not significant.

(3)	The cash outflow was from deconsolidation of a subsidiary. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. The MHFG Group has introduced an in-house company system based on its diverse customer segments as of April 2016. See Note 32 “Business segment information” for further discussion of the Group’s segment information.

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

The amounts of asset management business fee income and expenses for the fiscal year ended March 31, 2017 have been reclassified from Other noninterest income and Other noninterest expenses to Fee and commission income and Fee and commission expenses, respectively, in order to conform to the current period’s presentation. Such reclassifications had no effect on net income or shareholders’ equity. In addition, certain other comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.

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

Deconsolidation of TCSB

In March 2018, Trust & Custody Services Bank, Ltd. (“TCSB”), MHFG’s former subsidiary, and Japan Trustee Services Bank, Ltd. (“JTSB”) entered into a management integration agreement. Based on the agreement, TCSB

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and JTSB incorporated a holding company, JTC Holdings, Ltd. (“JTC Holdings”) through joint share transfer on October 1, 2018, and became wholly-owned subsidiaries of JTC Holdings on that date. Starting October 1, 2018, MHFG has no longer consolidated TCSB, which had approximately ¥14 trillion and ¥9 trillion, respectively, in total assets as of March 31, 2018 and September 30, 2018. However, MHFG has maintained 27.0% of the voting equity interests in JTC Holdings and accounted for this investment using the equity method of accounting. There was no material effect from TCSB deconsolidation on the accompanying consolidated statement of income for the year ended March 31, 2019.

Definition of cash and cash equivalents

For purposes of the consolidated statements of cash flows, Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents. See Note 9 “Pledged assets and collateral” for more information on restricted cash.

The MHFG Group adopted ASU No.2016-18, “Statement of Cash Flows (Topic230)—Restricted Cash” (“ASU No.2016-18”) using the retrospective approach. In accordance with the adoption, the MHFG Group changed the definition of cash and cash equivalents as mentioned above. As a result of the adoption of the ASU No.2016-18, the MHFG Group recorded decreases of ¥4,181 million and ¥3,415 million in Net cash provided by (used in) operating activities for the fiscal years ended March 31, 2017 and 2018, respectively, and increases of ¥10,689,241 million and ¥762,722 million in Net cash provided by (used in) investing activities for the fiscal years ended March 31, 2017 and 2018, respectively.

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

Assets and liabilities of domestic and overseas entities denominated in foreign currencies are remeasured into the functional currency of the respective entity at the fiscal year-end foreign exchange rates, and gains and losses resulting from such remeasurement are included in Foreign exchange gains (losses)—net. Foreign currency denominated income and expenses are remeasured using the average exchange rates for the period.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The MHFG Group monitors credit exposure arising from resale agreements, repurchase agreements, securities borrowing and securities lending transactions on a regular basis, and additional collateral is obtained from or returned to counterparties, as appropriate.

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

Investments

Debt securities that the MHFG Group has both the positive intent and ability to hold to maturity are classified as Held-to-maturity securities and carried at amortized cost. Debt securities that the MHFG Group may not hold to maturity, other than those classified as trading securities, are classified as Available-for-sale securities, and are carried at fair value, with unrealized gains and losses reported in AOCI. Equity securities that do not meet the classification of trading securities are measured at fair value with unrealized gains and losses reported in Investment gains (losses)—net Equity securities.

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

Other investments include marketable and non-marketable equity securities accounted for using the equity method and marketable and non-marketable investments held by consolidated investment companies carried at fair value under specialized industry accounting principles for investment companies.

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

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 5 “Loans” for the definitions of obligor ratings.

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

Allowance and provision (credit) for loan losses

The MHFG Group maintains an appropriate allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 5 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate and other portfolio segments, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

For the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for loan losses. MHFG Group’s accounting policies

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and the methodology used to estimate the allowance for loan losses for the other portfolio segment are equivalent to the policies and methodology used for the corporate portfolio segment.

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

The formula allowance is applied to groups of loans that are collectively evaluated for impairment. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data from April 2008 for the corporate portfolio segment, and the most recently available data for the past six years for the retail portfolio segment, in the case of normal obligors; and (b) by using the most recently available data from April 2002 for the corporate and retail portfolio segments, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years for the corporate and retail portfolio segments. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions by portfolio segments, and recent loss experience in particular segments of the portfolio. When determining the length of the period to calculate the probability of default, the Group considers the uncertainty in the economic and business conditions. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

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

Software

Internal and external costs incurred in connection with developing and obtaining software for internal use during the application development stage are capitalized. Such costs include salaries and benefits for employees directly involved with and who devote time to the project, to the extent such time is incurred directly on the internal use software project. The capitalization of software ceases when the software project has been substantially completed. The capitalized software is amortized on a straight-line basis over the estimated useful life, generally 5 to 10 years. Internal use software is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Goodwill

Goodwill represents the excess of the total fair value of the acquired company, which consists of the consideration transferred, the fair value of any interest in the acquiree already held by the acquirer and the fair value of any noncontrolling interest in the acquiree over the fair value of net identifiable assets acquired at the date of acquisition in a business combination. The MHFG Group accounts for goodwill in accordance with ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”). Goodwill is recorded at a designated reporting unit

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

level for the purpose of assessing impairment. Goodwill is not amortized but is tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. For both the annual and interim tests, the Group has the option to either (a) perform a quantitative impairment test or (b) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case the Group would perform the quantitative test. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its estimated fair value. The estimated fair value of the reporting units is derived based on valuation techniques that the Group believes market participants would use for each of the reporting units. The Group generally determines the estimated fair value by utilizing a discounted cash flow methodology or methodologies that incorporate price-to-book multiples of certain comparable companies.

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

Stock-based compensation

MHFG, MHBK, MHTB and MHSC have a position-based stock compensation program for Directors (“Stock Compensation I”) and a performance-based stock compensation program for Directors (“Stock Compensation II”). For both programs, the stock-based compensation cost is determined based on the fair value of MHFG’s common stock as of grant date. For Stock Compensation I and II, the liability related to the cash-based compensation cost is remeasured at each reporting date based on the fair value of MHFG’s common stock. For Stock Compensation II, the stock-based compensation costs are recognized evenly over the graded-vesting period, which is three years. For Stock Compensation I, as the program is effectively vested on the grant date, the stock-based compensation cost is recognized on the grant date.

See Note 22 “Stock-based compensation” for further details of the stock options and the stock compensation programs.

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

Fair Value Measurements

The MHFG Group carries certain of its financial assets and liabilities at fair value on a recurring basis. These financial assets and liabilities are primarily composed of trading account assets, trading account liabilities and available-for-sale securities. In addition, the Group measures certain financial assets and liabilities, at fair value on a non-recurring basis. Those assets and liabilities primarily include items that are measured at the lower of cost or fair value such as loans held for sale, and items that were initially measured at cost and have been written down to fair value due to impairments, such as loans and equity securities without readily determinable fair values.

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

Fee and commission income

The MHFG Group recognizes revenue from contracts with customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring control of a promised service. The timing of revenue recognition is dependent on whether the Group satisfies a performance obligation by transferring control of the service to a customer over time or at a point in time. See Note 26 “Noninterest income” for further details of major components of Fee and commission income. Fee and commission income is presented exclusive of consumption taxes.

Income taxes

Income taxes are accounted for in accordance with ASC 740, “Income Taxes” (“ASC 740”). Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax purposes, and (2) operating

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU, as amended, provides comprehensive guidance in respect of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2017 under a modified retrospective approach or retrospectively to all periods presented. The MHFG Group adopted ASU No.2014-09 using the modified retrospective approach on April 1, 2018. At adoption, the Group’s presentation of certain costs related to securities underwriting changed from a net basis to a gross basis. However, the adoption of ASU No.2014-09 and subsequent amendments did not have a material impact on the Group’s consolidated results of operations or financial condition. See Note 26 “Noninterest income” for further information.

In November 2014, the FASB issued ASU No.2014-16, “Derivatives and Hedging (Topic 815)—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (“ASU No.2014-16”). The ASU clarifies that an entity that issues or invests in a hybrid financial instrument should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for bifurcation. The ASU also clarifies that an entity should assess the substance of the relevant terms and features in evaluating the nature of a host contract when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued or acquired, and (3) the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The MHFG Group adopted ASU No.2014-16 on April 1, 2016. The adoption of ASU No.2014-16 did not have a material impact on the Group’s consolidated results of operations or financial condition.

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” (“ASU No.2015-02”). The ASU amends the current accounting for consolidation of certain legal entities. Specifically the amendments: (1) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (2) eliminate the presumption that a general partner

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

should consolidate a limited partnership, (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015, and may be applied retrospectively or applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. The MHFG Group adopted ASU No.2015-02 using a modified retrospective approach on April 1, 2016. The adoption of the ASU resulted in a decrease to the beginning balance of Retained earnings of ¥329 million and an increase to the beginning balance of AOCI of ¥330 million, respectively. See Note 25 “Variable interest entities and securitizations” for further information.

In April 2015, the FASB issued ASU No.2015-03, “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs” (“ASU No.2015-03”). The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years, and should be applied retrospectively. The MHFG Group adopted ASU No.2015-03 on April 1, 2016. The adoption of ASU No.2015-03 did not have a material impact on the Group’s consolidated results of operations or financial condition.

In May 2015, the FASB issued ASU No.2015-07, “Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2015-07”). The ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. The MHFG Group adopted ASU No.2015-07 on April 1, 2016. The adoption of ASU No.2015-07 did not have a material impact on the Group’s consolidated results of operations or financial condition.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. Before the adoption of ASU No.2016-01, marketable equity securities were reported as Trading account assets and Available-for-sale securities whereas other equity interests, which primarily consisted of non-marketable equity securities, were reported as Other investments. After the adoption of ASU No.2016-01, all of these securities are reported as Equity securities. In connection with the adoption of ASU No.2016-01, Investments gains (losses)—net of Equity securities and Debt securities are presented separately in the Group’s consolidated results of operations. The amounts for the prior periods have been reclassified in order to conform to the current year’s presentation. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

balance sheet as of the beginning of the fiscal year of adoption. The MHFG Group adopted the ASU on April 1, 2018 and increased Retained earnings by ¥1,545 billion, net of tax, including any stranded tax amounts from prior periods, on the date of adoption. The majority of this amount related to marketable equity securities which increased Retained earnings of ¥1,530 billion, net of tax, including any stranded tax amounts from prior periods, as cumulative-effect adjustment out of AOCI into Retained earnings. For additional information, see Note 4 “Investments”, Note 17 “Accumulated other comprehensive income”, Note 23 “Derivative financial instruments” and Note 28 “Fair value”. The impact of the adoption resulted in a cumulative-effect adjustment out of Retained earnings to AOCI related to the instrument-specific credit risk for liabilities for which the fair value option was elected, which increased Retained earnings of ¥10 billion, net of tax, on April 1, 2018. For additional information, see Note 17 “Accumulated other comprehensive income”, Note 20 “Income taxes” and Note 28 “Fair value”. The remaining ¥5 billion, net of tax, on April 1, 2018, related to equity securities that qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), which were previously measured at cost.

In October 2016, the FASB issued ASU No.2016-16, “Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory” (“ASU No.2016-16”). The ASU requires recognition of current and deferred income taxes in an intra-entity transfer of an asset other than inventory when the transfer occurs although current U.S. GAAP has prohibited the recognition of income tax consequences of the transfer until the asset has been sold to an outside party. The ASU does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The MHFG Group adopted ASU No.2016-16 on April 1, 2018. The adoption of ASU No. 2016-16 did not have a material impact on the Group’s consolidated results of operations or financial condition.

In May 2017, the FASB issued ASU No.2017-09, “Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting” (“ASU No.2017-09”). The ASU provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following factors of the award are the same before and after the modification: (1) the fair value, (2) the vesting conditions and (3) the classification as an equity or a liability instrument. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the ASU. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, and should be applied prospectively to an award modified on or after the adoption date. The MHFG Group adopted ASU No.2017-09 on April 1, 2018. The adoption of ASU No.2017-09 did not have a material impact on the Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective as of March 31, 2019

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842)” (“ASU No.2016-02”). The ASU requires lessees to recognize the assets and liabilities arising from leases on the balance sheet. Lessees should recognize liabilities to make lease payments and right-of-use assets representing its right to use the underlying assets for the lease term. This recognition applies to leases classified as operating leases and finance leases, and the update retains a distinction between finance leases and operating leases. However, the ASU has not changed

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee significantly. The ASU also requires qualitative disclosures along with specific quantitative disclosures including the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. On April 1, 2019, the MHFG Group adopted ASU 2016-02 prospectively without adjustments to the comparative periods presented. The Group elected the practical expedients to not reassess whether existing contracts contain leases, lease classification for any existing leases, or initial direct costs for existing leases. At adoption, the Group recognized right-of-use assets and lease liabilities of approximately ¥0.6 trillion. The adoption of the ASU did not have material impact to the Group’s consolidated shareholders’ equity.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU No.2016-13”). The ASU replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The ASU also requires that credit losses on available-for-sale debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. In April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses “(“ASU No.2019-04”). The ASU clarify the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In May 2019, the FASB issued ASU No.2019-05, “Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief” (“ASU No.2019-05”). The ASU provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. The ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and will be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MHFG Group expects to adopt ASU No.2016-13, 2019-04, and 2019-05 on April 1, 2020. The Group is currently evaluating the potential impact that the adoption of ASU No.2016-13, 2019-04, and 2019-05 will have on its consolidated results of operations and financial condition, as well as on its disclosures. The Group’s implementation efforts include identifying key interpretative issues and assessing existing credit forecasting models and processes against the ASU. The Group expects that the allowance related to the Group’s loans could increase especially in the retail portfolio segment. The extent of the potential change in the allowance is under evaluation, but will depend upon the nature and characteristics of the Group’s portfolio at the adoption date, and the macroeconomic conditions and forecasts at that date.

In January 2017, the FASB issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment” (“ASU No.2017-04”). The ASU eliminates Step 2, under which an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, from the goodwill impairment test. Instead, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The ASU is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early application is permitted for interim or annual goodwill impairment tests performed on

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

testing dates after January 1, 2017. The MHFG Group expects to adopt ASU No.2017-04 on April 1, 2020. The Group is currently evaluating the potential impact that the adoption of ASU No.2017-04 will have on its consolidated results of operations and financial condition.

In August 2017, the FASB issued ASU No.2017-12, “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU No.2017-12”). The ASU amends the current accounting for derivatives and hedging to enable entities to better portray the economic results of risk management activities in the financial statements. Specifically, the amendments: (1) eliminate the separate measurement and reporting of hedge ineffectiveness, (2) expand the ability to hedge nonfinancial and financial risk components, and (3) provide an alternative method for measuring the hedged item in fair value hedges of interest rate risk. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application is permitted, including adoption in any interim period. The MHFG Group adopted ASU No.2017-12 on April 1, 2019. The Group does not expect that the adoption of ASU No.2017-12 will have a material impact on its consolidated results of operations or financial condition.

In February 2018, the FASB issued ASU No.2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU No.2018-02”). The ASU allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. Early application is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. The MHFG Group adopted ASU No.2018-02 on April 1, 2019. The Group does not expect that the adoption of ASU No.2018-02 will have a material impact on its consolidated results of operations or financial condition.

In August 2018, the FASB issued ASU No.2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU No.2018-13”). The ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of the notes to financial statements: some disclosure requirements are removed or modified, and some requirements are added. The ASU mainly adds the disclosure requirements to report the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average or other quantitative information of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption, and other amendments should be applied retrospectively. Early application is permitted. The MHFG Group expects to adopt ASU No.2018-13 on April 1, 2020. The Group is currently evaluating the potential impact that the adoption of ASU No.2018-13 will have on the disclosures in its consolidated financial statements.

In August 2018, the FASB issued ASU No.2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)—Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU No.2018-14”). The amendments in this update remove disclosures that no longer

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. Mainly, the ASU removes the disclosure requirement of the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year, and adds the disclosure requirement of the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates. The ASU is effective for fiscal years ending after December 15, 2020, and should be applied on a retrospective basis to all periods presented. Early application is permitted for all entities. The MHFG Group expects to adopt ASU No.2018-14 on April 1, 2020. The Group is currently evaluating the potential impact that the adoption of ASU No.2018-14 will have on its consolidated results of operations and financial condition.

In October 2018, the FASB issued ASU No.2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes” (“ASU No.2018-16”). The ASU permits use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the interest rates on direct Treasury obligations of the U.S. government (“UST”), the London Interbank Offered Rate (“LIBOR”) swap rate, the OIS rate based on the Federal Funds Effective Rate, and the Securities Industry and Financial Markets Association (“SIFMA”) Municipal Swap Rate. The amendments in ASU No.2018-16 are required to be adopted concurrently with the amendments in ASU No.2017-12, and should be applied on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. Early application is permitted, including adoption in any interim period. The MHFG Group adopted ASU No.2018-16 on April 1, 2019. The Group does not expect that the adoption of ASU No.2018-16 will have a material impact on its consolidated results of operations or financial condition.

In October 2018, the FASB issued ASU No.2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU No.2018-17”). The ASU requires indirect interests held through related parties in common control arrangements to be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early application is permitted. The MHFG Group expects to adopt ASU No.2018-17 on April 1, 2020. The Group does not expect that the adoption of ASU No.2018-17 will have a material impact on its consolidated results of operations or financial condition.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair value of the equity interests in DIAM held by MHFG before the business combination (¥72,106 million), the fair value of the 1,038,408 common shares of MHAM as the consideration paid for DIAM (¥28,842 million) and the fair value of the noncontrolling interest in DIAM (¥43,264 million) were determined with reference to an independent third-party appraisal by applying the income approach and the market approach. The income approach was based on the discounted future cash flows of DIAM and MHAM and the market approach was based on market values, earnings and revenues of public companies comparable to DIAM and MHAM. A discount for lack of control was not considered in determining the fair value of the noncontrolling interest, which is entirely held by Dai-Ichi Life, as the economic benefits of DIAM are expected to be divided proportionately between MHFG and Dai-Ichi Life based on their respective economic interests.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The revenue and earnings of Asset Management One since the acquisition date included in the Group’s consolidated statement of income for the fiscal year ended March 31, 2017 are not material. Other than the gain of ¥56,226 million described above, the revenue and earnings of the MHFG Group would not have differed significantly from those reported in the consolidated statements of income for the fiscal year ended March 31, 2017 if the business combination had occurred as of the beginning of the fiscal year.

4. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2018 and 2019 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2018
Available-for-sale securities:
Debt securities:
Japanese government bonds	13,334,619	7,332	9,656	13,332,295
Japanese local government bonds	236,711	2,903	280	239,334
U.S. Treasury bonds and federal agency securities	689,297	109	3,557	685,849
Other foreign government bonds	1,057,852	1,043	1,102	1,057,793
Agency mortgage-backed securities (1)	882,686	13,356	7,628	888,414
Residential mortgage-backed securities	117,870	1,264	281	118,853
Commercial mortgage-backed securities	437,115	4,132	323	440,924
Japanese corporate bonds and other debt securities (2)	1,950,947	40,290	1,410	1,989,827
Foreign corporate bonds and other debt securities (3)	879,506	1,927	2,082	879,351
Equity securities (marketable) (4)	1,595,106	2,449,173	11,291	4,032,988

Total	21,181,709	2,521,529	37,610	23,665,628

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,959,910	24,472	—	1,984,382
Agency mortgage-backed securities (5)	557,641	—	20,177	537,464

Total	2,517,551	24,472	20,177	2,521,846

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2019
Available-for-sale securities:
Debt securities:
Japanese government bonds	11,888,510	11,259	2,998	11,896,771
Japanese local government bonds	208,308	1,671	87	209,892
U.S. Treasury bonds and federal agency securities	1,008,903	644	231	1,009,316
Other foreign government bonds	1,341,564	758	455	1,341,867
Agency mortgage-backed securities (1)	530,540	14,524	593	544,471
Residential mortgage-backed securities	99,904	1,420	191	101,133
Commercial mortgage-backed securities	495,313	4,914	104	500,123
Japanese corporate bonds and other debt securities (2)	1,743,309	7,686	1,561	1,749,434
Foreign corporate bonds and other debt securities (3)	778,088	3,047	226	780,909
Equity securities (marketable) (4)	—	—	—	—

Total	18,094,439	45,923	6,446	18,133,916

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,119,899	19,907	—	1,139,806
Agency mortgage-backed securities (5)	484,205	—	14,423	469,782

Total	1,604,104	19,907	14,423	1,609,588

Notes:

(1)

Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥742,565 million and ¥145,849 million, respectively, at March 31, 2018, and ¥517,330 million and ¥27,141 million, respectively, at March 31, 2019. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)

Other debt securities presented in this line primarily consist of Japanese negotiable certificates of deposit (“NCDs”), of which the total fair values were ¥106,101 million at March 31, 2018, and ¥6,725 million at March 31, 2019.

(3)

Other debt securities presented in this line primarily consist of Foreign NCDs and asset-backed securities (“ABS”), of which the total fair values were ¥313,164 million at March 31, 2018, and ¥246,503 million at March 31, 2019.

(4)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018, resulting in a cumulative-effect adjustment from AOCI to Retained earnings for net unrealized gains on equity securities (marketable). The available-for-sale category was eliminated for equity securities effective April 1, 2018. See Note 2 “Recently issued accounting pronouncements” for further details.

(5)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity securities at March 31, 2019 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	7,839,925	2,326,357	1,461,333	260,895	11,888,510
Japanese local government bonds	7,229	118,677	77,336	5,066	208,308
U.S. Treasury bonds and federal agency securities	989,921	18,982	—	—	1,008,903
Other foreign government bonds	1,106,386	235,178	—	—	1,341,564
Agency mortgage-backed securities	—	—	—	530,540	530,540
Residential mortgage-backed securities	—	—	4,656	95,248	99,904
Commercial mortgage-backed securities	9,501	175,819	282,518	27,475	495,313
Japanese corporate bonds and other debt securities	137,824	876,876	521,851	206,758	1,743,309
Foreign corporate bonds and other debt securities	443,476	291,299	40,544	2,769	778,088

Total	10,534,262	4,043,188	2,388,238	1,128,751	18,094,439

Held-to-maturity securities:
Debt securities:
Japanese government bonds	639,984	379,837	100,078	—	1,119,899
Agency mortgage-backed securities	—	—	—	484,205	484,205

Total	639,984	379,837	100,078	484,205	1,604,104

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	7,840,638	2,329,473	1,465,030	261,630	11,896,771
Japanese local government bonds	7,263	119,115	78,275	5,239	209,892
U.S. Treasury bonds and federal agency securities	990,029	19,287	—	—	1,009,316
Other foreign government bonds	1,106,543	235,324	—	—	1,341,867
Agency mortgage-backed securities	—	—	—	544,471	544,471
Residential mortgage-backed securities	—	—	4,656	96,477	101,133
Commercial mortgage-backed securities	9,518	177,237	285,849	27,519	500,123
Japanese corporate bonds and other debt securities	138,670	878,396	524,003	208,365	1,749,434
Foreign corporate bonds and other debt securities	443,626	293,831	40,683	2,769	780,909

Total	10,536,287	4,052,663	2,398,496	1,146,470	18,133,916

Held-to-maturity securities:
Debt securities:
Japanese government bonds	640,928	395,085	103,793	—	1,139,806
Agency mortgage-backed securities	—	—	—	469,782	469,782

Total	640,928	395,085	103,793	469,782	1,609,588

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other-than-temporary impairment

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. Effective April 1, 2018, the available-for-sale category was eliminated for equity securities and, therefore, the other-than-temporary impairment review is not required for these securities. See Note 2 “Recently issued accounting pronouncements” for further details. Before the adoption of ASU No.2016-01, for equity securities, impairment was evaluated considering the length of time and extent to which the fair value had been below cost, the financial condition and near-term prospects of the issuers, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security was deemed other-than-temporarily impaired, it was written down to fair value, with the full decline recognized in earnings.

The following table shows the other-than-temporary impairment losses on available-for-sale securities for the fiscal years ended March 31, 2017, 2018 and 2019. No impairment losses were recognized on held-to-maturity securities for the periods.

	2017	2018	2019
	(in millions of yen)
Available-for-sale securities:
Debt securities	138	1,015	213
Equity securities (Note)	12,029	3,080	—

Total	12,167	4,095	213

Note:	Effective April 1, 2018, the available-for-sale category was eliminated for equity securities. See Note 2 “Recently issued accounting pronouncements” for further details.

For the fiscal year ended March 31, 2019, the other-than-temporary impairment losses on debt securities were attributable to the decline in the fair value of certain Japanese corporate bonds in respect of which the MHFG Group determined credit losses existed. In accordance with ASC 320, the other-than-temporary impairment on these securities was recognized in earnings. The total other-than-temporary impairment met the criteria to be immediately recorded in earnings and no portion was recognized in other comprehensive income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2018 and 2019:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2018
Available-for-sale securities:
Debt securities:
Japanese government bonds	8,052,820	3,716	2,868,078	5,940	10,920,898	9,656
Japanese local government bonds	28,827	139	58,998	141	87,825	280
U.S. Treasury bonds and federal agency securities	515,005	3,557	—	—	515,005	3,557
Other foreign government bonds	419,648	1,030	68,359	72	488,007	1,102
Agency mortgage-backed securities (1)	45,434	1,116	188,326	6,512	233,760	7,628
Residential mortgage-backed securities	11,336	14	16,129	267	27,465	281
Commercial mortgage-backed securities	68,723	242	7,835	81	76,558	323
Japanese corporate bonds and other debt securities	563,831	933	403,069	477	966,900	1,410
Foreign corporate bonds and other debt securities	358,410	888	87,472	1,194	445,882	2,082
Equity securities (marketable) (2)	338,243	11,249	366	42	338,609	11,291

Total	10,402,277	22,884	3,698,632	14,726	14,100,909	37,610

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (3)	30,589	766	506,875	19,411	537,464	20,177

Total	30,589	766	506,875	19,411	537,464	20,177

2019
Available-for-sale securities:
Debt securities:
Japanese government bonds	2,296,536	1,441	1,332,688	1,557	3,629,224	2,998
Japanese local government bonds	9,752	32	38,873	55	48,625	87
U.S. Treasury bonds and federal agency securities	506,176	231	—	—	506,176	231
Other foreign government bonds	438,771	321	26,782	134	465,553	455
Agency mortgage-backed securities (1)	466	2	37,706	591	38,172	593
Residential mortgage-backed securities	—	—	16,729	191	16,729	191
Commercial mortgage-backed securities	11,256	44	36,760	60	48,016	104
Japanese corporate bonds and other debt securities	417,825	924	440,937	637	858,762	1,561
Foreign corporate bonds and other debt securities	129,164	142	79,716	84	208,880	226
Equity securities (marketable) (2)	—	—	—	—	—	—

Total	3,809,946	3,137	2,010,191	3,309	5,820,137	6,446

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (3)	—	—	469,782	14,423	469,782	14,423

Total	—	—	469,782	14,423	469,782	14,423

Notes	:
(1)

Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥88,017 million and ¥145,743 million, respectively, at March 31, 2018, and ¥11,107 million and ¥27,065 million, respectively, at March 31, 2019. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018, resulting in a cumulative-effect adjustment from AOCI to Retained earnings for net unrealized gains on equity securities (marketable). The available-for-sale category was eliminated for equity securities effective April 1, 2018. See Note 2 “Recently issued accounting pronouncements” for further details.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

At March 31, 2019, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the fiscal years ended March 31, 2017, 2018 and 2019. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2017, 2018 and 2019” for the proceeds from sales of investments.

	2017	2018	2019 (Note)
	(in millions of yen)
Gross realized gains	353,036	314,948	23,777
Gross realized losses	(21,163)	(41,044)	(26,299)

Net realized gains (losses) on sales of available-for-sale securities	331,873	273,904	(2,522)

Note:

Effective April 1, 2018, the available-for-sale category was eliminated for equity securities, and gains and losses on these securities are not included for the fiscal year ended March 31, 2019 column in this table. See Note 2 “Recently issued accounting pronouncements” for further details.

Other investments

The following table summarizes the composition of Other investments at March 31, 2018 and 2019:

	2018	2019
	(in millions of yen)
Equity method investments	280,666	354,268
Investments held by consolidated investment companies	37,735	35,472
Other equity interests	267,495	— (Note)

Total	585,896	389,740

Note:	In connection with the adoption of ASU No.2016-01, other equity interests are disclosed as Equity securities. See Note 2 “Recently issued accounting pronouncements” for further details.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥152,445 million and ¥201,034 million, at March 31, 2018 and 2019, respectively. The aggregate market values of these marketable equity securities were ¥324,239 million and ¥308,137 million, respectively. The aggregate market values of these marketable equity securities include Orient Corporation, of which the MHFG Group’s proportionate share of the total outstanding common stock was 49.0% as of March 31, 2019.

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

Other equity interests

Other equity interests primarily consist of non-marketable equity securities, of which the fair values are not readily determinable, nor practicable to estimate. Each of these securities is stated at acquisition cost, with an other-than-temporary impairment, if any, included in earnings. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

Equity securities

Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities without readily determinable fair values include non-marketable stock including preferred stock issued by equity method investees.

Net gains and losses

The following table shows the details of the net gains and losses on Equity securities for the fiscal year ended March 31, 2019:

2019
(in millions of yen)
Net gains and losses recognized during the period on equity securities	(155,947)
Less: Net gains and losses recognized during the period on equity securities sold during the period	34,034

Unrealized gains and losses recognized during the reporting period on equity securities still held at the reporting period	(189,981)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities without readily determinable fair values

The following table shows the details of Equity securities without readily determinable fair values, for which the measurement alternative is used, for the fiscal year ended March 31, 2019:

2019
(in millions of yen)
Carrying amounts at the end of the period	212,270
Downward adjustments and impairments:
During the period	1,413
Cumulative	1,413
Upward adjustments:
During the period	2,373
Cumulative	2,373

The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the MHFG Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2018 and 2019:

	2018	2019
	(in millions of yen)
Domestic:
Manufacturing	8,156,341	9,558,146
Construction and real estate	8,101,668	8,954,823
Services	5,024,018	5,113,386
Wholesale and retail	5,112,673	5,163,267
Transportation and communications	3,564,869	3,622,130
Banks and other financial institutions	4,471,423	4,303,231
Government and public institutions	8,882,125	2,358,904
Other industries (Note)	5,018,387	5,477,452
Individuals:
Mortgage loans	9,445,286	8,950,216
Other	883,724	907,589

Total domestic	58,660,514	54,409,144

Foreign:
Commercial and industrial	17,195,159	19,086,511
Banks and other financial institutions	7,465,140	9,126,392
Government and public institutions	302,891	296,872
Other	37,636	33,171

Total foreign	25,000,826	28,542,946

Total	83,661,340	82,952,090
Less: Unearned income and deferred loan fees—net	146,696	152,147

Total loans before allowance for loan losses	83,514,644	82,799,943

Note:	Other industries of Domestic includes trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥919 million, ¥87 million and ¥2,018 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value for the fiscal years ended March 31, 2017, 2018 and 2019, respectively. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. The Group generally reviews the appropriateness

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB:

Obligor category(1)(2)	Obligor rating(3)	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans.
(3)	Equivalent obligor ratings are determined for the other portfolio segment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2018 and 2019:

	Normal obligors			Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	Corporate	Retail (2)	Other (3)	Corporate	Retail (2)	Other (3)
	(in millions of yen)
2018
Domestic:
Manufacturing	7,705,495	77,947	23,343	197,465	9,775	246	142,070	8,156,341
Construction and real estate	7,317,972	541,778	13,332	172,287	15,466	—	40,833	8,101,668
Services	4,535,793	172,045	141,718	95,223	21,109	55	58,075	5,024,018
Wholesale and retail	4,636,236	177,965	17,305	121,832	27,975	476	130,884	5,112,673
Transportation and communications	3,414,781	76,532	1,774	35,339	8,916	—	27,527	3,564,869
Banks and other financial institutions	4,244,101	1,640	196,431	16,716	194	—	12,341	4,471,423
Government and public institutions	3,010,708	—	5,871,417	—	—	—	—	8,882,125
Other industries (4)	2,716,502	3,536	2,170,442	2,708	259	121,201	3,739	5,018,387
Individuals	222,410	9,822,244	88,044	23,491	81,550	1,109	90,162	10,329,010

Total domestic	37,803,998	10,873,687	8,523,806	665,061	165,244	123,087	505,631	58,660,514

Foreign:
Commercial and industrial	14,192,930	209	2,432,189	398,231	—	64,950	106,650	17,195,159
Banks and other financial institutions	6,949,036	—	487,978	28,126	—	—	—	7,465,140
Government and public institutions	301,072	—	—	—	—	—	1,819	302,891
Other	1,906	9,245	23,730	242	6	1,347	1,160	37,636

Total foreign	21,444,944	9,454	2,943,897	426,599	6	66,297	109,629	25,000,826

Total	59,248,942	10,883,141	11,467,703	1,091,660	165,250	189,384	615,260	83,661,340

2019
Domestic:
Manufacturing	9,209,834	69,080	19,805	141,202	8,278	1,303	108,644	9,558,146
Construction and real estate	8,186,308	505,142	15,920	186,753	14,490	25	46,185	8,954,823
Services	4,761,724	165,643	3,281	90,578	18,586	1	73,573	5,113,386
Wholesale and retail	4,686,541	161,392	26,881	127,695	25,553	591	134,614	5,163,267
Transportation and communications	3,472,991	71,934	934	37,593	7,472	—	31,206	3,622,130
Banks and other financial institutions	4,262,125	1,534	72	28,881	319	—	10,300	4,303,231
Government and public institutions	2,358,899	5	—	—	—	—	—	2,358,904
Other industries (4)	3,131,072	2,450	2,323,197	7,725	421	3,633	8,954	5,477,452
Individuals	233,986	9,384,955	64,974	21,127	70,427	1,168	81,168	9,857,805

Total domestic	40,303,480	10,362,135	2,455,064	641,554	145,546	6,721	494,644	54,409,144

Foreign:
Commercial and industrial	16,061,655	182	2,488,800	347,060	—	38,404	150,410	19,086,511
Banks and other financial institutions	8,623,103	—	492,831	10,458	—	—	—	9,126,392
Government and public institutions	296,870	—	—	—	—	—	2	296,872
Other	1,480	9,713	19,690	333	—	879	1,076	33,171

Total foreign	24,983,108	9,895	3,001,321	357,851	—	39,283	151,488	28,542,946

Total	65,286,588	10,372,030	5,456,385	999,405	145,546	46,004	646,132	82,952,090

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	The obligor category classification is mainly based on past due status.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.
(4)	Other industries of Domestic includes trade receivables and lease receivables of consolidated VIEs.

Impaired loans

The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2018 and 2019:

	Recorded investment (1)			Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2018
Domestic:
Manufacturing	135,083	6,987	142,070	146,857	45,750	218,899	1,869
Construction and real estate	31,557	9,276	40,833	48,752	4,411	49,926	516
Services	48,691	9,384	58,075	64,348	13,305	60,198	919
Wholesale and retail	119,463	11,421	130,884	139,556	42,798	139,333	1,842
Transportation and communications	25,019	2,508	27,527	28,480	6,862	25,672	370
Banks and other financial institutions	8,392	3,949	12,341	12,341	3,176	8,648	78
Other industries	3,650	89	3,739	3,869	3,563	4,537	53
Individuals	43,326	46,836	90,162	95,338	4,315	97,404	1,402

Total domestic	415,181	90,450	505,631	539,541	124,180	604,617	7,049

Foreign:
Total foreign (5)	63,346	46,283	109,629	125,329	28,333	151,588	1,042

Total	478,527	136,733	615,260	664,870	152,513	756,205	8,091

2019
Domestic:
Manufacturing	103,039	5,605	108,644	111,533	39,301	122,764	1,404
Construction and real estate	36,873	9,312	46,185	51,158	4,661	42,224	487
Services	64,021	9,552	73,573	79,736	16,311	67,679	1,058
Wholesale and retail	124,911	9,703	134,614	147,665	38,763	130,860	1,814
Transportation and communications	28,297	2,909	31,206	32,139	13,146	29,864	412
Banks and other financial institutions	6,473	3,827	10,300	10,300	1,327	10,671	109
Other industries	8,867	87	8,954	9,149	5,761	6,042	29
Individuals	37,488	43,680	81,168	88,331	2,630	86,082	1,326

Total domestic	409,969	84,675	494,644	530,011	121,900	496,186	6,639

Foreign:
Total foreign (5)	119,079	32,409	151,488	164,984	47,345	113,559	1,518

Total	529,048	117,084	646,132	694,995	169,245	609,745	8,157

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)

The allowance for loan losses on impaired loans includes the allowance for groups of loans which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment. The total carrying amount of the groups of loans which were collectively evaluated for impairment at March 31, 2018 and 2019 was ¥245,809 million and ¥257,099 million, respectively.

(4)	Amounts represent the amount of interest income on impaired loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(5)	The majority of Total foreign consist of Commercial and Industrial loans.

The remaining balance of impaired loans that have been partially charged off, was ¥29,037 million and ¥25,097 million as of March 31, 2018 and 2019, respectively.

Troubled debt restructurings

The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the fiscal years ended March 31, 2018 and 2019:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs
		(in millions of yen)
2018
Domestic:
Manufacturing	—	—	110,624
Construction and real estate	—	—	13,430
Services	—	—	40,774
Wholesale and retail	—	—	148,560
Transportation and communications	—	—	27,294
Banks and other financial institutions	—	—	8,529
Other industries	—	—	246
Individuals	—	—	14,960

Total domestic	—	—	364,417

Foreign:
Total foreign (2)	—	—	44,010

Total	—	—	408,427

2019
Domestic:
Manufacturing	—	—	134,544
Construction and real estate	—	—	39,254
Services	—	—	87,468
Wholesale and retail	—	—	167,299
Transportation and communications	—	—	33,991
Banks and other financial institutions	—	—	17,286
Other industries	—	—	120
Individuals	—	—	42,330

Total domestic	—	—	522,292

Foreign:
Total foreign (2)	984	1,964	44,033

Total	984	1,964	566,325

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of Total foreign consist of Commercial and Industrial loans.

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2018 and 2019 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2018	2019
	(in millions of yen)
Domestic:
Manufacturing	4,019	1,173
Construction and real estate	80	121
Services	4,469	1,335
Wholesale and retail	25,710	15,087
Transportation and communications	264	878
Banks and other financial institutions	—	66
Other industries	130	1,650
Individuals	1,819	2,152

Total domestic	36,491	22,462

Foreign:
Total foreign	4,588	5,418

Total	41,079	27,880

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2018 and 2019:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2018
Domestic:
Manufacturing	585	470	8,037	9,092	8,147,249	8,156,341
Construction and real estate	1,641	474	28,633	30,748	8,070,920	8,101,668
Services	1,977	1,142	5,051	8,170	5,015,848	5,024,018
Wholesale and retail	1,704	1,083	6,639	9,426	5,103,247	5,112,673
Transportation and communications	356	639	1,828	2,823	3,562,046	3,564,869
Banks and other financial institutions	—	1,301	—	1,301	4,470,122	4,471,423
Government and public institutions	—	—	—	—	8,882,125	8,882,125
Other industries	33	12	37	82	5,018,305	5,018,387
Individuals	31,566	12,426	31,444	75,436	10,253,574	10,329,010

Total domestic	37,862	17,547	81,669	137,078	58,523,436	58,660,514

Foreign:
Total foreign (Note)	897	450	41,316	42,663	24,958,163	25,000,826

Total	38,759	17,997	122,985	179,741	83,481,599	83,661,340

2019
Domestic:
Manufacturing	2,210	513	7,036	9,759	9,548,387	9,558,146
Construction and real estate	1,010	1,054	31,092	33,156	8,921,667	8,954,823
Services	633	196	3,494	4,323	5,109,063	5,113,386
Wholesale and retail	1,614	1,415	7,868	10,897	5,152,370	5,163,267
Transportation and communications	363	256	2,119	2,738	3,619,392	3,622,130
Banks and other financial institutions	3	484	6	493	4,302,738	4,303,231
Government and public institutions	—	—	—	—	2,358,904	2,358,904
Other industries	2	—	57	59	5,477,393	5,477,452
Individuals	27,139	11,013	28,965	67,117	9,790,688	9,857,805

Total domestic	32,974	14,931	80,637	128,542	54,280,602	54,409,144

Foreign:
Total foreign (Note)	668	211	26,316	27,195	28,515,751	28,542,946

Total	33,642	15,142	106,953	155,737	82,796,353	82,952,090

Note:	The majority of Total foreign consist of Commercial and Industrial loans.

6. Allowance for loan losses

In accordance with ASC 450, a formula-based allowance utilizing historical loss factors, after adjusting for existing economic conditions where appropriate, is applied to groups of non-homogeneous loans and small balance, homogeneous loans which have not been identified as impaired. At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment, and loans other than these are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details of the methodology used to determine the allowance for loan losses and Note 5 “Loans” for further details of obligor ratings and pool allocations.

Changes in Allowance for loan losses by portfolio segment for the fiscal years ended March 31, 2017, 2018 and 2019 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2017
Balance at beginning of fiscal year	367,739	44,221	39,287	451,247

Provision (credit) for loan losses	45,059	(10,666)	3,275	37,668

Charge-offs	(22,901)	(1,754)	(6,597)	(31,252)
Recoveries	18,320	5,122	2,158	25,600

Net charge-offs	(4,581)	3,368	(4,439)	(5,652)

Others (Note)	(890)	—	(2,700)	(3,590)

Balance at end of fiscal year	407,327	36,923	35,423	479,673

2018
Balance at beginning of fiscal year	407,327	36,923	35,423	479,673

Provision (credit) for loan losses	(123,470)	(7,427)	4,535	(126,362)

Charge-offs	(44,621)	(2,118)	(9,123)	(55,862)
Recoveries	12,924	814	1,482	15,220

Net charge-offs	(31,697)	(1,304)	(7,641)	(40,642)

Others (Note)	(3,088)	—	321	(2,767)

Balance at end of fiscal year	249,072	28,192	32,638	309,902

2019
Balance at beginning of fiscal year	249,072	28,192	32,638	309,902

Provision (credit) for loan losses	31,693	(2,658)	3,424	32,459

Charge-offs	(39,728)	(2,856)	(4,940)	(47,524)
Recoveries	11,019	552	2,532	14,103

Net charge-offs	(28,709)	(2,304)	(2,408)	(33,421)

Others (Note)	847	—	(2,586)	(1,739)

Balance at end of fiscal year	252,903	23,230	31,068	307,201

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2018 and 2019:

	Corporate	Retail	Other	Total
	(in millions of yen)
2018
Allowance for loan losses	249,072	28,192	32,638	309,902

of which individually evaluated for impairment	129,789	2,602	7,383	139,774
of which collectively evaluated for impairment	119,283	25,590	25,255	170,128

Loans (Note)	60,837,559	11,133,862	11,689,919	83,661,340

of which individually evaluated for impairment	593,053	21,364	61,023	675,440
of which collectively evaluated for impairment	60,244,506	11,112,498	11,628,896	82,985,900

2019
Allowance for loan losses	252,903	23,230	31,068	307,201

of which individually evaluated for impairment	139,472	2,122	8,933	150,527
of which collectively evaluated for impairment	113,431	21,108	22,135	156,674

Loans (Note)	66,804,088	10,596,994	5,551,008	82,952,090

of which individually evaluated for impairment	539,893	20,886	54,319	615,098
of which collectively evaluated for impairment	66,264,195	10,576,108	5,496,689	82,336,992

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

7. Premises and equipment

Premises and equipment at March 31, 2018 and 2019 consist of the following:

	2018	2019
	(in millions of yen)
Land	566,040	563,032
Buildings	811,911	826,781
Equipment and furniture	484,102	472,186
Leasehold improvements	97,066	97,508
Construction in progress	25,849	37,174
Software	1,463,786	1,366,481

Total	3,448,754	3,363,162
Less: Accumulated depreciation and amortization	1,332,570	1,462,210

Premises and equipment—net	2,116,184	1,900,952

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2017, 2018 and 2019 was ¥163,769 million, ¥169,346 million and ¥345,560 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥83,734 million and ¥83,935 million at March 31, 2018 and 2019, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2018 and 2019 amounted to ¥42,158 million and ¥57,193 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization expense related to Software was reported in General and administrative expenses, and all other depreciation and amortization expense was reported in Occupancy expenses.

The MHFG Group recognized impairment losses of ¥27,428 million on premises and equipment for the fiscal year ended March 31, 2019, of which ¥8,910 million was recorded in General and administrative expenses and ¥18,518 million was recorded in Occupancy expenses. Such losses included ¥15,761 million of impairment losses primarily on real estate recognized in Retail & Business Banking Company due to revisions of branch network strategy including schedule to close branches.

8. Goodwill and intangible assets

Goodwill

The changes in Goodwill during the fiscal years ended March 31, 2017, 2018 and 2019 are as follows:

	2017		2018	2019
	(in millions of yen)
Balance at beginning of fiscal year	19,097		95,176	95,184
Goodwill acquired	76,225	(1)	—	—
Foreign exchange translation	(146)		8	(33)
Balance at end of fiscal year	95,176		95,184	95,151

Gross amount of goodwill (2)	171,432		170,926	169,489
Accumulated impairment losses	76,256		75,742	74,338

Notes:

(1)	Goodwill acquired is entirely related to the acquisition of Asset Management One (see Note 3 “Business combination”).
(2)	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 32 “Business segment information”.

Intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2018 and 2019:

	2018			2019
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	126,979	52,237	74,742	126,882	61,630	65,252
Other	1,847	1,341	506	1,698	1,412	286

Total	128,826	53,578	75,248	128,580	63,042	65,538

Intangible assets not subject to amortization:
Total	9,199	—	9,199	8,702	—	8,702

Total	138,025	53,578	84,447	137,282	63,042	74,240

Note:	Customer relationships were acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016, see Note 3 “Business

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

combination” for further details of the integration among asset management companies. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2017, 2018, and 2019, the MHFG Group recognized ¥7,433 million, ¥9,812 million, and ¥9,604 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2020	8,969
2021	8,237
2022	7,702
2023	7,184
2024	6,666

9. Pledged assets and collateral

The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2018 and 2019:

	2018	2019
	(in billions of yen)
Interest-bearing deposits in other banks	37	68
Trading account assets	5,611	4,137
Investments	6,500	6,076
Loans	5,229	4,055
Other assets	2,099	1,886

Total	19,476	16,222

The associated liabilities collateralized by the above assets at March 31, 2018 and 2019 are summarized below:

	2018	2019
	(in billions of yen)
Deposits	256	386
Payables under repurchase agreements	5,518	3,435
Payables under securities lending transactions	1,193	1,675
Other short-term borrowings	441	519
Long-term debt	3,179	1,431

Total	10,587	7,446

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. At March 31, 2018 and 2019, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥45,325 billion and ¥43,552 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,589 billion and ¥1,583 billion at March 31, 2018 and 2019, respectively.

At March 31, 2018 and 2019, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥13,419 billion and ¥16,114 billion, respectively, of which ¥12,655 billion and ¥12,264 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales.

10. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2019) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2018 and 2019 are as follows:

	2018	2019
	(in millions of yen)
Domestic offices:
Time deposits	17,194,707	16,578,642
Certificates of deposit	5,778,430	5,643,303

Total	22,973,137	22,221,945

Foreign offices:
Time deposits	13,426,554	17,606,520
Certificates of deposit	5,604,160	7,695,240

Total	19,030,714	25,301,760

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2018 and 2019 was ¥792 billion and ¥810 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2019 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	21,240,581	5,492,603	26,733,184
Due after one year through two years	1,709,682	150,700	1,860,382
Due after two years through three years	1,387,191	—	1,387,191
Due after three years through four years	319,829	—	319,829
Due after four years through five years	371,921	—	371,921
Due after five years	245,455	—	245,455

Total	25,274,659	5,643,303	30,917,962

Foreign offices:
Due in one year or less	17,525,778	7,468,492	24,994,270
Due after one year through two years	65,423	162,721	228,144
Due after two years through three years	3,902	64,055	67,957
Due after three years through four years	775	—	775
Due after four years through five years	11,369	—	11,369
Due after five years	11,122	—	11,122

Total	17,618,369	7,695,268	25,313,637

Total	42,893,028	13,338,571	56,231,599

11. Due to trust accounts

MHTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MHFG Group’s proprietary assets and are managed and accounted for separately. However, the cash in individual trust accounts is often placed with MHTB for the customers’ short-term investment needs. These amounts which MHTB owes to the trust accounts are recorded as Due to trust accounts.

12. Short-term borrowings and long-term debt

Short-term borrowings

Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.

Details of Other short-term borrowings at March 31, 2018 and 2019 are as follows:

	2018	2019
	(in millions of yen)
Short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1)	27,985	22,339
Commercial paper and short-term notes issued by MHFG’s subsidiaries (1) (2)	1,044,591	1,274,382
Borrowings from the Bank of Japan	432,328	508,627
Other	183,114	189,478

Total	1,688,018	1,994,826

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Short-term notes are issued under the laws of Japan in the form of commercial paper.
(2)

The amounts of commercial paper and short-term notes issued by MHFG’s subsidiaries were ¥710,391 million and ¥334,200 million, respectively, at March 31, 2018, and ¥941,182 million and ¥333,200 million, respectively, at March 31, 2019.

Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2018 and 2019 is comprised of the following:

	2018	2019
	(in millions of yen)
Obligations under capital leases	36,010	25,020
Loan participation borrowings	89,353	142,838
Senior borrowings and bonds	9,184,075	7,503,032
Subordinated borrowings and bonds	3,645,792	3,858,510

Total	12,955,230	11,529,400

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2018	2019
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-8.10	Apr. 2019-Dec. 2046	4,146,989	2,057,156
fixed rate denominated in U.S. dollars	0.00-5.39	Apr. 2019-Mar. 2048	2,519,845	2,765,247
fixed rate denominated in other currencies	0.02-12.40	Apr. 2019-May. 2037	233,842	324,162
floating rate denominated in Japanese yen	0.00-25.00	Apr. 2019-Mar. 2049	662,751	656,029
floating rate denominated in U.S. dollars	0.00-16.00	Apr. 2019-Jul. 2033	1,469,248	1,493,617
floating rate denominated in other currencies	0.00-9.00	Apr. 2019-Mar. 2024	151,400	206,821

Total			9,184,075	7,503,032

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.40-4.26	Jun. 2019-Perpetual	3,247,639	3,442,438
fixed rate denominated in U.S. dollars	4.30-4.70	Jul. 2022-Oct. 2025	398,153	416,072

Total			3,645,792	3,858,510

Total			12,829,867	11,361,542

Notes:

(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2019.
(2)	Maturity information disclosed is the range of maturities at March 31, 2019.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2019:

(in millions of yen)
Fiscal year ending March 31:
2020	1,401,583
2021	1,443,458
2022	1,319,030
2023	1,176,818
2024	508,821
2025 and thereafter	5,679,690

Total	11,529,400

13. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2018 and 2019:

	2018	2019
	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions (1)	1,578,952	1,517,235
Other	368,030	400,676
Collateral pledged:
Collateral pledged for derivative transactions	981,390	856,439
Margins provided for futures contracts	142,156	159,747
Other	965,137	857,814
Prepaid pension cost	874,191	850,472
Security deposits	126,001	123,317
Loans held for sale	86,153	24,921
Other	609,624	485,383

Total	5,731,634	5,276,004

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions (1)	1,410,785	2,572,315
Other	455,789	442,776
Guaranteed trust principal (2)	761,685	809,450
Collateral accepted:
Collateral accepted for derivative transactions	598,524	589,411
Margins accepted for futures contracts	325,038	339,863
Unearned income (3)	130,916	126,594
Other	1,022,858	1,052,297

Total	4,705,595	5,932,706

Notes:
(1)

Receivables from brokers, dealers and customers for securities transactions included ¥372,395 million and ¥555,938 million of such receivables of consolidated VIEs at March 31, 2018 and 2019, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payables to brokers, dealers and customers for securities transactions included ¥422,060 million and ¥620,766 million of such payables of consolidated VIEs at March 31, 2018 and 2019, respectively.
(2)

Guaranteed trust principal is the liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 25 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

(3)	Unearned income is primarily comprised of loan fees received from consumer loan customers when loans are made. This income is being deferred and recognized in earnings over the life of the loan.

14. Preferred stock

The composition of preferred stock at March 31, 2017, 2018 and 2019 is as follows:

	March 31, 2017		March 31, 2018		March 31, 2019
Class of stock	Authorized	Issued	Authorized	Issued	Authorized	Issued
	(number of shares)
Class XI preferred stock	914,752,000	—	—	—	—	—
Class XIV preferred stock	900,000,000	—	900,000,000	—	900,000,000	—
Class XV preferred stock	900,000,000	—	900,000,000	—	900,000,000	—
Class XVI preferred stock	1,500,000,000	—	1,500,000,000	—	1,500,000,000	—

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

The following table shows the changes in the number of shares and the aggregate amount of preferred stock during the fiscal year ended March 31, 2017:

	2017
	(shares)	(in millions of yen)
Balance at beginning of fiscal year	914,752,000	914,752
Net change (Note)	(914,752,000)	(914,752)

Balance at end of fiscal year	—	—

Note:	In July 2016, all shares of the class XI preferred stock were converted into common stock and cancelled.

There was no change in balance of the preferred stock in the fiscal years ended March 31, 2018 and 2019.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Common stock

The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(shares)
Balance at beginning of fiscal year	25,030,525,657	25,386,307,945	25,389,644,945
Issuance of new shares of common stock due to conversion of class XI preferred stock	349,677,288	—	—
Issuance of new shares of common stock due to exercise of stock acquisition rights	6,105,000	3,337,000	2,854,000

Balance at end of fiscal year	25,386,307,945	25,389,644,945	25,392,498,945

16. Dividends

The amount available for dividends under Japan’s Companies Act is based on the amount recorded in MHFG’s non-consolidated general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2019, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,768 million, ¥1,196,673 million and ¥2,070,749 million, respectively, under Japanese GAAP.

Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2019 was ¥1,201,010 million, of which ¥1,196,660 million was included in capital surplus and ¥4,350 million in retained earnings.

In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2019, was ¥2,060,236 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum Common Equity Tier 1 capital ratio of 4.5% for capital adequacy purposes under the rules in Basel III. See Note 18 “Regulatory matters” for further discussion of regulatory capital requirements.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock, if any are outstanding.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Accumulated other comprehensive income

Changes in each component of AOCI for the fiscal years ended March 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	(in millions of yen)
AOCI, balance at beginning of fiscal year, previously reported	1,469,308	1,521,163	1,741,894
Cumulative effect of change in accounting principles	330	—	(1,535,142	) (1)
AOCI, balance at beginning of fiscal year, adjusted	1,469,638	1,521,163	206,752

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year, previously reported	1,409,459	1,461,302	1,556,585
Cumulative effect of change in accounting principles	(85)	—	(1,525,064	) (1)
Balance at beginning of fiscal year, adjusted	1,409,374	1,461,302	31,521
Unrealized holding gains (losses) during year	273,844	282,141	(11,358)
Less: reclassification adjustments for losses (gains) included in net income	(221,916)	(186,858)	1,856

Change during year	51,928	95,283	(9,502)

Balance at end of fiscal year	1,461,302	1,556,585	22,019

Foreign currency translation adjustments:
Balance at beginning of fiscal year, previously reported	6,310	(5,535)	(35,076)
Cumulative effect of change in accounting principles	415	—	—
Balance at beginning of fiscal year, adjusted	6,725	(5,535)	(35,076)
Foreign currency translation adjustments during year	(11,920)	(26,936)	(22,737)
Less: reclassification adjustments for losses (gains) included in net income	(340)	(2,605)	(745)

Change during year	(12,260)	(29,541)	(23,482)

Balance at end of fiscal year	(5,535)	(35,076)	(58,558)

Pension liability adjustments:
Balance at beginning of fiscal year	53,539	65,396	220,385
Unrealized gains (losses) during year	11,561	157,737	(17,243)
Less: reclassification adjustments for losses (gains) included in net income	296	(2,748)	(6,696)

Change during year	11,857	154,989	(23,939)

Balance at end of fiscal year	65,396	220,385	196,446

Own credit risk adjustments (2):
Balance at beginning of fiscal year, previously reported	—	—	—
Cumulative effect of change in accounting principles	—	—	(10,078	) (1)
Balance at beginning of fiscal year, adjusted	—	—	(10,078)
Unrealized gains (losses) during year	—	—	14,293
Less: reclassification adjustments for losses (gains) included in net income	—	—	(101)

Change during year	—	—	14,192

Balance at end of fiscal year	—	—	4,114
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	51,525	220,731	(42,731)

AOCI, balance at end of fiscal year	1,521,163	1,741,894	164,021

Notes:

(1)	See Note 2 “Recently issued accounting pronouncements” for further details of the cumulative-effect adjustment for AOCI.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2019:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	(2,735)	889	(1,846)	(10)	(1,856)	Investment gains (losses)—net
Foreign currency translation adjustments	745	—	745	—	745	Investment gains (losses)—net
Pension liability adjustments	9,068	(2,370)	6,698	(2)	6,696	Salaries and employee benefits
Own credit risk adjustments	152	(47)	105	(4)	101	Other noninterest income (expenses)

Total	7,230	(1,528)	5,702	(16)	5,686

Notes:

(1)	The financial statement line item in which the amounts in the Before tax column are reported in the Consolidated statements of income is listed to the right of the table.
(2)

The financial statement line items in which the amounts in the Tax effect and the Net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense and Net income, respectively.

18. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks.

In December 2010, Basel Committee on Banking Supervision (“BCBS”) issued the Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards.

The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III text that have been applied from January 1, 2013.

There are three primary regulatory capital ratios used to assess capital adequacy: Common Equity Tier 1, Tier 1 and Total risk-based capital ratios. The ratios are comprised of Common Equity Tier 1 capital, Tier 1 capital (Common Equity Tier 1 capital and Additional Tier 1 capital) and total risk-based capital (Tier 1 and Tier 2 capital) divided by risk-weighted assets. Common Equity Tier 1 capital primarily consists of common stock, capital surplus, retained earnings and AOCI. Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined-benefit pension fund assets will be deducted from Common Equity Tier 1. Additional Tier 1 capital generally consists of Basel III compliant preferred securities and other capital that meets Tier 1 requirements under Basel II standards, net of regulatory adjustments. Tier 2 capital generally consists of Basel III compliant deferred obligations, such as subordinated debts, capital that meets Tier 2 requirements under Basel II standards, certain allowances for credit losses and noncontrolling interests in subsidiaries’ Tier 2 instruments.

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

Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. The MHFG Group’s preferred securities (the amounts thereof included within Additional Tier 1 capital as of March 31, 2019 being ¥303.0 billion) and subordinated debt issued before March 2013 that are still outstanding (the amounts thereof included within Tier 2 capital as of March 31, 2019 being ¥506.1 billion) are subject to the phase-out arrangements.

In November 2015, the Financial Services Agency published the revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical capital buffer and the additional loss absorbency requirements for global systemically important banks (“G-SIBs”) and domestic systemically important banks (“D-SIBs”). These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier l capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is being phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, MHFG is currently designated as both a G-SIB and D-SIB, and the additional loss absorption capacity requirement applied to MHFG was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which was phased in starting in March 2016 at 0.25% and became fully effective in March 2019 at 1.0%.

Leverage ratio

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage.

Basel III’s leverage ratio is defined as the capital measure (numerator) divided by the exposure measure (denominator) and is expressed as a percentage. The capital measure for the leverage ratio is the Tier 1 capital of the risk-based capital framework, and the exposure measure is the sum of the on-balance sheet exposures, derivative exposures, securities financing transaction exposures and off-balance sheet items.

In March 2019, the Financial Services Agency published the revised leverage ratio framework and the minimum leverage ratio is defined as 3% on both a consolidated and non-consolidated basis for banks with international operations, such as MHBK and MHTB, or on a consolidated basis for bank holding companies with international operations, such as MHFG.

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2018	March 2019	March 2020	March 2021	March 2022
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%
Phase out of recognition of capital instruments that no longer qualify as capital	40.0%	30.0%	20.0%	10.0%	0.0%
Capital conservation buffer	1.875%	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.01%	0.05%	0.05%	0.05%	0.05%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	0.75%	1.0%	1.0%	1.0%	1.0%
Minimum Leverage Ratio	3.0%	3.0%	3.0%	3.0%	3.5	%(3)

Notes:
(1)	Figures assume that the countercyclical capital buffer will continue to be 0.05% after March 2019.
(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis in future years.
(3)	This figure includes a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a G-SIB under the finalized Basel III reforms.

If the capital adequacy ratio and leverage ratio of a financial institution falls below the required level, the Financial Services Agency may, depending upon the extent of capital deterioration, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on its financial condition and results of operations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2018 and 2019 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2018		2019
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	4,247	7.135	4,661	8.05
Actual	7,437	12.49	7,390	12.76
Tier 1 capital:
Required (1)	5,140	8.635	5,529	9.55
Actual	9,192	15.44	9,232	15.94
Total risk-based capital:
Required (1)	6,331	10.635	6,687	11.55
Actual	10,860	18.24	10,918	18.85
Leverage Ratio:
Required	/	—	/	3.00
Actual (2)	/	4.28	/	4.42
MHBK:
Common Equity Tier 1 capital:
Required	2,400	4.50	2,388	4.50
Actual	6,584	12.34	6,690	12.60
Tier 1 capital:
Required	3,200	6.00	3,184	6.00
Actual	8,330	15.61	8,527	16.06
Total risk-based capital:
Required	4,267	8.00	4,246	8.00
Actual	9,881	18.52	10,098	19.02
Leverage Ratio:
Required	/	—	/	3.00
Actual (2)	/	4.53	/	4.44
MHTB:
Common Equity Tier 1 capital:
Required	112	4.50	95	4.50
Actual	498	19.99	500	23.67
Tier 1 capital:
Required	149	6.00	127	6.00
Actual	499	20.05	501	23.70
Total risk-based capital:
Required	199	8.00	169	8.00
Actual	505	20.28	505	23.87
Leverage Ratio:
Required	/	—	/	3.00
Actual (2)	/	7.03	/	6.55
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,312	4.50	2,272	4.50
Actual	6,330	12.32	6,363	12.60
Tier 1 capital:
Required	3,082	6.00	3,029	6.00
Actual	8,081	15.73	8,199	16.23

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2018		2019
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Total risk-based capital:
Required	4,109	8.00	4,039	8.00
Actual	9,619	18.72	9,757	19.32
Leverage Ratio:
Required	/	—	/	3.00
Actual (3)	/	—	/	4.45
MHTB:
Common Equity Tier 1 capital:
Required	112	4.50	94	4.50
Actual	504	20.28	494	23.58
Tier 1 capital:
Required	149	6.00	126	6.00
Actual	504	20.28	494	23.58
Total risk-based capital:
Required	199	8.00	168	8.00
Actual	509	20.50	498	23.75
Leverage Ratio:
Required	/	—	/	3.00
Actual (3)	/	—	/	6.53

Notes:
(1)

The required ratios disclosed above, at March 31, 2018 and 2019, include the transitional capital conservation buffer of 1.875% and 2.5%, respectively, the countercyclical capital buffer of 0.01% and 0.05%, respectively, and the transitional additional loss absorbency requirements for G-SIBs and D-SIBs of 0.75% and 1.0%, respectively, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The actual leverage ratios disclosed above, at March 31, 2018, are based on the Pillar 3 requirements.
(3)	MHBK and MHTB did not calculate the leverage ratios on non-consolidated basis at March 31, 2018 as they are excluded from the Pillar 3 requirement.

MHFG’s securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as calculated using Japanese GAAP figures, against amounts equivalent to market, counterparty, and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer.

Management believes, as of each latest balance sheet date, that MHFG, MHBK, MHTB, and their securities subsidiary in Japan and foreign banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Earnings per common share

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	362,440	577,608	84,471

Effect of dilutive securities	—	—	—

Net income attributable to common shareholders after assumed conversions	362,440	577,608	84,471

	2017	2018	2019
	(thousands of shares)
Shares:
Weighted average common shares outstanding	25,285,899	25,366,345	25,362,376

Effect of dilutive securities:
Convertible preferred stock (Note)	82,993	—	—
Stock options	11,410	7,586	4,522

Weighted average common shares after assumed conversions	25,380,302	25,373,931	25,366,898

	2017	2018	2019
	(in yen)
Amounts per common share:
Basic net income per common share	14.33	22.77	3.33

Diluted net income per common share	14.28	22.76	3.33

Note:	The number of common shares after assumed conversion of the convertible preferred stock is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Income taxes

Income tax expense

The following table presents the components of Income tax expense for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions of yen)
Current:
Domestic	130,164	130,573	116,695
Foreign	68,512	47,020	49,871

Total current tax expense	198,676	177,593	166,566

Deferred:
Domestic	(99,831)	58,078	(162,475)
Foreign	(7,601)	1,933	5,244

Total deferred tax expense (benefit)	(107,432)	60,011	(157,231)

Total income tax expense	91,244	237,604	9,335

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2017, 2018 and 2019. The detailed amounts recorded directly in Equity are as follows:

	2017	2018	2019
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	112,467	123,186	(3,940)
Less: reclassification adjustments	(97,729)	(82,828)	889

Total	14,738	40,358	(3,051)

Pension liability adjustments:
Unrealized gains (losses)	4,785	66,331	(6,558)
Less: reclassification adjustments	178	190	(2,370)

Total	4,963	66,521	(8,928)

Own credit risk adjustments (Note):
Unrealized gains (losses)	—	—	3,033
Less: reclassification adjustments	—	—	(47)

Total	—	—	2,986

Total tax effect before allocation to noncontrolling interests	19,701	106,879	(8,993)

Note:

The MHFG Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

Reconciliation of Income tax expense

The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017		2018	2019
	(in millions of yen, except tax rates)
Income before income tax expense	480,375		839,298	85,060
Effective statutory tax rate	30.86%		30.86%	30.62%

Income tax calculated at the statutory tax rate	148,244		259,007	26,045
Income not subject to tax	(7,521)		(9,312)	(8,861)
Expenses not deductible for tax purposes	1,483		1,421	1,389
Tax rate differentials of subsidiaries	(2,165)		(2,696)	(3,522)
Change in valuation allowance	112,781	(1)	(9,102)	(2,444)
Change in undistributed earnings of subsidiaries	5,217		(1,972)	(21,347	) (3)
Change in net operating loss carryforwards resulting from intercompany capital transactions	647		—	—
Effect of enacted change in tax rates	—		6,863 (2)	(11)
Reversal of outside basis differences	(159,119	) (1)	—	—
Change in unrecognized tax benefits	—		—	9,420
Other	(8,323)		(6,605)	8,666

Income tax expense	91,244		237,604	9,335

Notes:

(1)

These amounts for the fiscal year ended March 31, 2017 represent mainly the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring and the related increase in the valuation allowance.

(2)

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act, which includes a reduction in the U.S. federal corporate income tax rate from 35% to 21%. The decrease in the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized as an increase to Income tax expense in the fiscal year ended March 31, 2018. The MHFG Group has completed its analysis and accounting under Staff Accounting Bulletin No. 118 for the effects of the Act.

(3)

In the fiscal year ended March 31, 2019, the MHFG Group derecognized majority of deferred tax liabilities for undistributed earnings of foreign subsidiaries because the Group has intent and ability to reinvest those earnings indefinitely in certain foreign subsidiaries.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities

The components of net deferred tax assets (liabilities) at March 31, 2018 and 2019 are as follows:

	2018	2019
	(in millions of yen)
Deferred tax assets:
Allowance for loan losses	126,977	122,585
Premises and equipment	4,896	73,944
Derivative financial instruments	53,336	48,487
Investments	453,880	—
Trading securities	1,988	—
Net operating loss carryforwards (Note)	178,256	167,755
Other	204,005	216,568

	1,023,338	629,339
Valuation allowance (Note)	(163,358)	(158,581)

Deferred tax assets, net of valuation allowance	859,980	470,758

Deferred tax liabilities:
Prepaid pension cost and accrued pension liabilities	255,239	247,694
Investments	—	198,495
Available-for-sale securities	764,497	12,426
Trading securities	—	9,158
Other	89,359	61,330

Deferred tax liabilities	1,109,095	529,103

Net deferred tax assets (liabilities)	(249,115)	(58,345)

Note:

The amount includes ¥110,729 million and ¥107,246 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2018 and 2019, respectively. The tax effect of the net operating loss carryforwards is substantially offset by ¥86,189 million and ¥88,294 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.

As of March 31, 2019, the accumulated amount of undistributed earnings that will be indefinitely reinvested and the unrecognized deferred tax liabilities related to such subsidiaries are approximately ¥186 billion and ¥17 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2018 and 2019:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2018
Japan (1)	117	(88)	29
The United States	10	(1)	9
The United Kingdom (2)	48	(48)	—
Others	3	(2)	1

Total	178	(139)	39

2019
Japan (3)	111	(92)	19
The United States	8	—	8
The United Kingdom (2)	46	(46)	—
Others	3	(2)	1

Total	168	(140)	28

Notes:

(1)	¥111 billion of the Japan deferred tax assets of ¥117 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.
(2)	The United Kingdom net operating loss carryforwards may be carried forward indefinitely for tax purposes.
(3)	¥107 billion of the Japan deferred tax assets of ¥111 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.

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

In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2019, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.

The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2019. As it pertains to each entity with a cumulative loss, a valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

Change in valuation allowance

The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions of yen)
Balance at beginning of fiscal year	339,922	438,344	163,358
Changes that directly affected Income tax expense	112,781	(9,102)	(2,444)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	(264,234)	—
Others	(14,359)	(1,650)	(2,333)

Total	(14,359)	(265,884)	(2,333)

Balance at end of fiscal year	438,344	163,358	158,581

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

The decrease in the fiscal years ended March 31, 2018 and 2019 of ¥9,102 million and ¥2,444 million, respectively, in the valuation allowance that directly affected Income tax expense was primarily related to an increase of the realizability of deferred tax assets of MHFG’s subsidiaries.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net operating loss carryforwards

At March 31, 2019, the MHFG Group had net operating loss carryforwards totaling ¥683 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2020	—
2021	—
2022	—
2023	12
2024	3
2025 and thereafter (Note)	668

Total	683

Note:	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.

In addition, included in the net operating loss carryforwards in the above table are MHSC’s net operating loss carryforwards of ¥350 billion resulting mainly from the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring. The tax loss was recorded at MHSC in accordance with Japanese tax law. The net operating loss carryforwards due to this restructuring will expire during the fiscal year ending March 31, 2026.

Uncertainty in income tax

The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	1,300	1,867	2,345

Gross amount of increases related to positions taken during prior years	167	224	9,550
Gross amount of increases related to positions taken during the current year	409	351	330
Amount of decreases related to settlements	—	—	—
Foreign exchange translation	(9)	(97)	98

Total unrecognized tax benefits at end of fiscal year	1,867	2,345	12,323

The total amount of unrecognized tax benefits including ¥675 million, ¥888 million and ¥2,164 million of interest and penalties was ¥1,867 million, ¥2,345 million and ¥12,323 million at March 31, 2017, 2018 and 2019, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2010, 2002 and 2015, respectively. It is reasonably possible that unrecognized tax benefits may decrease by approximately ¥9 billion within the next twelve months due to the resolution of various audits.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Pension and other employee benefit plans

Severance indemnities and pension plans

MHFG and certain subsidiaries sponsor and offer their employees, other than directors and corporate auditors, contributory and non-contributory defined benefit plans. Under these plans, employees are provided with lump-sum cash payments upon leaving the company. The amount of benefits under each plan is principally determined based on the positions in career, the length of service and the reason for severance. When employees meet certain conditions including the length of service, they may opt to receive annuity payments instead of lump-sum payments. MHFG and certain subsidiaries also offer special termination benefits to former employees whose contributions during their careers were deemed meritorious and to those with particular circumstances.

Certain foreign offices and subsidiaries have defined contribution plans and/or defined benefit plans, of which disclosures are combined with those for domestic benefit plans, as they are not significant.

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2017, 2018 and 2019 were ¥3,141 million, ¥2,511 million and ¥3,217 million, respectively.

Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

Net periodic benefit cost and funded status

The following table presents the components of net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions of yen)
Service cost-benefits earned during the fiscal year	44,367	43,649	43,698
Interest costs on projected benefit obligations	5,724	7,471	6,933
Expected return on plan assets	(35,969)	(34,916)	(38,518)
Amortization of prior service cost (benefits)	(195)	214	152
Amortization of net actuarial loss (gain)	780	411	(7,886)
Special termination benefits	3,857	3,960	2,929

Net periodic benefit cost	18,564	20,789	7,308

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) before-tax for the fiscal years ended March 31, 2018 and 2019 are summarized as follows:

	2018	2019
	(in millions of yen)
Net actuarial gain (loss)	216,777	(21,300)
Amortization of net actuarial loss (gain)	411	(7,886)
Prior service benefits (cost)	(348)	(109)
Amortization of prior service cost (benefits)	214	152

Total recognized in other comprehensive income (loss) before-tax	217,054	(29,143)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2019, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service costs and actuarial gain over the next fiscal year, are estimated to be ¥163 million and ¥5,627 million, respectively.

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2017	2018	2019
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.47%	0.43%	0.34%
Rates of increase in future compensation levels	1.80-4.80%	1.80-4.80%	1.80-4.80%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.37%	0.47%	0.43%
Rates of increase in future compensation levels	1.80-4.80%	1.80-4.80%	1.80-4.80%
Expected rates of return on plan assets	1.73%	1.58%	1.60%

In estimating the discount rates, the MHFG Group uses interest rates on high-quality fixed-income government and corporate bonds. The durations of these bonds closely match those of the benefit obligations. Assumed discount rates are reevaluated at each measurement date. The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2018 and 2019 for the plans of MHFG and its subsidiaries:

	2018	2019
	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,545,893	1,559,356
Service cost	43,649	43,698
Interest cost	7,471	6,933
Plan participants’ contributions	1,233	1,229
Amendments	348	109
Actuarial loss (gain)	30,633	49,085
Foreign exchange translation	(32)	(817)
Benefits paid	(53,167)	(52,618)
Lump-sum payments	(16,672)	(16,157)

Benefit obligations at end of fiscal year	1,559,356	1,590,818

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,200,812	2,405,730
Actual return (negative return) on plan assets	280,251	66,652
Foreign exchange translation	(113)	(390)
Partial withdrawal of assets from employee retirement benefits trusts (Note)	(66,565)	(27,534)
Employer contributions	43,279	20,487
Plan participants’ contributions	1,233	1,229
Benefits paid	(53,167)	(52,618)

Fair value of plan assets at end of fiscal year	2,405,730	2,413,556

Funded status	846,374	822,738

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	874,191	850,472
Accrued pension liability	(27,817)	(27,734)

Net amount recognized	846,374	822,738

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	(1,352)	(1,309)
Net actuarial gain (loss)	291,230	262,044

Net amount recognized	289,878	260,735

Note:

During the fiscal year ended March 31, 2018 and 2019, a subsidiary of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2018 and 2019. No gains or losses have been recognized as a result of this transaction.

The aggregated accumulated benefit obligations of these plans were ¥1,559,356 million and ¥1,590,818 million, as of March 31, 2018 and 2019, respectively. The defined benefit plans generally employ a multi-variable and non-linear formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2018 and 2019:

	2018	2019
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	59,319	61,579
Fair value of plan assets	31,503	33,845
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	59,319	61,579
Fair value of plan assets	31,503	33,845

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2019 is as follows:

Asset category	Asset ratio
Japanese equity securities	5.00%
Japanese debt securities	34.00%
Foreign equity securities	25.00%
Foreign debt securities	23.00%
General account of life insurance companies	11.00%
Other	2.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest payments.

Fair value of plan assets

The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2018 and 2019, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 28 “Fair value”.

	2018					2019
	Level 1		Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	1,330		—	—	1,330	1,317		—	—	1,317
Pooled funds (2)	10		9	—	19	11		4	—	15
Japanese debt securities:
Government bonds	184		—	—	184	190		—	—	190
Pooled funds (2)	—		4	—	4	—		10	—	10
Other	—		25	—	25	—		24	—	24
Foreign equity securities:
Common stocks	108		—	—	108	120		—	—	120
Pooled funds (2)	—		5	—	5	—		5	—	5
Foreign debt securities:
Government bonds	175		6	—	181	178		6	—	184
Pooled funds (2)	—		9	—	9	—		10	—	10
Other	—		16	—	16	—		18	—	18
General account of life insurance companies (3)	—		110	—	110	—		111	—	111
Other	92	(4)	—	—	92	79	(4)	4	—	83
Plan assets measured at net asset value (5)					323					327

Total assets at fair value	1,899		184	—	2,406	1,895		192	—	2,414

Notes:

(1)

This class represents equity securities held in the employee retirement benefit trusts of ¥1,330 billion and ¥1,317 billion carried at fair value at March 31, 2018 and 2019, respectively, which are well-diversified across industries.

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

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2018 and 2019.

Contributions

The total contribution of approximately ¥52 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2020, based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2020	68,890
2021	70,015
2022	70,637
2023	71,370
2024	72,606
2025-2029	351,719

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2019:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	7,216,000	1
Exercised during fiscal year	2,971,000	1

Outstanding at end of fiscal year	4,245,000	1	14.81	723

Exercisable at end of fiscal year	—	—	—	—

There were no non-vested stock options remaining as of March 31, 2019.

In May 2015, MHFG discontinued the stock option program. Thereafter, MHFG has not issued any new stock options.

Stock compensation programs

MHFG, MHBK, MHTB and MHSC introduced a position-based stock compensation program for Directors (“Stock Compensation I”) in July 2018 and a performance-based stock compensation program for Directors (“Stock Compensation II”) in May 2015. The stock compensation is paid in the form of shares of common stock of MHFG, acquired from the stock market through a trust, with the aim of aligning the Directors’ interests with those of the shareholders and increasing the incentive to enhance corporate value. Stock Compensation I, in principle, is paid at the time of retirement of the individual Directors in the form of common stock of MHFG and cash, calculated based on their position. Stock Compensation II is calculated and then paid to the Directors based on MHFG Group’s immediate, prior period-performance, the recent performance of organizations that the Directors are in charge of, and the performance of each Director. The payment in the form of common stock of MHFG and cash is deferred over a three-year, graded-vesting period. The amount of Stock Compensation I and II is subject to reduction or forfeiture.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents activities related to the stock compensation programs for the fiscal years ended March 31, 2018 and 2019:

	Stock Compensation I		Stock Compensation II
2018	Number of shares	Weighted-average grant-date fair value	Number of shares	Weighted-average grant-date fair value
		(per share in yen)		(per share in yen)
Nonvested at the beginning of the year	—	—	9,000,000	158.68
Granted during fiscal year	—	—	8,130,000	196.94
Vested during fiscal year	—	—	3,810,594	158.68
Forfeited during fiscal year	—	—	—	—

Nonvested at the end of the year	—	—	13,319,406	182.04

	Stock Compensation I		Stock Compensation II
2019	Number of shares	Weighted-average grant-date fair value	Number of shares	Weighted-average grant-date fair value
		(per share in yen)		(per share in yen)
Nonvested at the beginning of the year	—	—	13,319,406	182.04
Granted during fiscal year	3,770,065	189.24	6,906,635	189.24
Vested during fiscal year	3,770,065	189.24	5,068,949	187.48
Forfeited during fiscal year	—	—	—	—

Nonvested at the end of the year	—	—	15,157,092	183.50

Note: Stock Compensation I was introduced in the fiscal year ended March 31, 2019.

The following table presents the total fair value of the stock compensation that vested and the total amount of the common stock acquired from the stock market by the trustee for the fiscal years ended March 31, 2018 and 2019:

	2018		2019
	Stock Compensation I	Stock Compensation II	Stock Compensation I	Stock Compensation II
	(in millions of yen)
Fair value of vested shares	—	782	713	930
Common stock shares acquired	—	1,601	713	1,307

For both programs, the stock-based compensation cost is determined based on the fair value of MHFG’s common stock as of grant date. For Stock Compensation I and II, the liability related to the cash-based compensation cost is remeasured at each reporting date based on the fair value of MHFG’s common stock. For Stock Compensation II, the stock-based compensation costs are recognized evenly over the graded-vesting period, which is three years. For Stock Compensation I, as the program is effectively vested on the grant date, the stock-based compensation cost is recognized on the grant date. The following table presents the compensation cost recognized in the stock compensation programs for the fiscal years ended March 31, 2017, 2018 and 2019:

	2017	2018	2019
	(in millions of yen)
Stock Compensation I:	—	—	713
Stock Compensation II:	354	868	1,287

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With regard to Stock Compensation II, the total compensation cost related to non-vested awards not yet recognized is ¥1,757 million, and this cost will be recognized over 1.74 years as of the fiscal year ended March 31, 2019.

23. Derivative financial instruments

The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

Notional and fair value amounts of derivative instruments

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2018 and 2019. The fair values of derivatives are presented on a gross basis, derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2018	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,004,169	—	7,176	—	7,143
Foreign exchange contracts	155,832	2	2,695	—	2,382
Equity-related contracts	6,189	—	197	9	142
Credit-related contracts	2,708	—	18	—	21
Other contracts	335	—	23	—	19

Total	1,169,233	2	10,109	9	9,707

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2019	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,052,267	—	5,786	—	5,610
Foreign exchange contracts	166,383	—	1,959	—	1,758
Equity-related contracts	5,181	—	125	—	142
Credit-related contracts	2,939	—	18	—	17
Other contracts	438	—	16	—	14

Total	1,227,208	—	7,904	—	7,541

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥981 billion and ¥599 billion at March 31, 2018, and ¥856 billion and ¥589 billion at March 31, 2019, respectively.

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

Fair value hedges

The MHFG Group primarily uses forward contracts to modify exposure to changes in the fair value of Equity securities. The Group adopted ASU No.2016-01 on April 1, 2018. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Therefore, after the adoption of the ASU, these forward contracts are not eligible to be hedging instruments. See Note 2 “Recently issued accounting pronouncements” for further details.

Before the adoption of the ASU, for qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged were recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness was recorded in Trading account gains (losses)—net. No ineffectiveness existed because the MHFG Group chose to exclude changes in the differences between the spot and the forward prices from the effectiveness test. If the hedge relationship was terminated, the fair value adjustment to the hedged item continued to be reported as part of the basis of the item. The fair value adjustment was recognized in earnings upon the sale of the hedged item.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses information related to fair value hedges for the fiscal years ended March 31, 2017, 2018:

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

The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2017, 2018 and 2019:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
	2017		2018		2019
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	16,767	47	(30)	90	7,405	107

Total	16,767	47	(30)	90	7,405	107

Note:

Related to the effective portion of net investment hedges, gains of ¥41 million and ¥186 million were reclassified from Accumulated other comprehensive income to earnings for the fiscal years ended March 31, 2017 and 2019, respectively. No amount related to the effective portion of net investment

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hedges was reclassified from Accumulated other comprehensive income to earnings for the fiscal year ended March 31, 2018.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2017, 2018 and 2019:

	Gains (losses) recorded in income
	2017	2018	2019
	(in millions of yen)
Interest rate contracts	(209,361)	(63,260)	127,242
Foreign exchange contracts	37,129	61,046	6,748
Equity-related contracts (1)	5,131	(94,607)	37,875
Credit-related contracts (2)	(6,694)	(2,830)	(467)
Other contracts	742	6,330	(1,455)

Total	(173,053)	(93,321)	169,943

Notes:

(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)

Amounts include the net loss of ¥7,594 million, ¥754 million and ¥736 million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2018 and 2019:

	2018		2019
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,105	15	1,266	12
Non-investment grade	197	4	199	3

Total	1,302	19	1,465	15

Credit protection purchased	1,541	(22)	1,628	(14)

Note:

The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2018 and 2019:

	Maximum payout/Notional amount
	2018	2019
	(in billions of yen)
One year or less	329	326
After one year through five years	831	1,057
After five years	142	82

Total	1,302	1,465

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2018 and 2019:

	2018	2019
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	572	511
Collateral provided to counterparties in the normal course of business	593	489
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered (Note)	—	22

Note:	There was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2018.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2018 and 2019 was ¥82 billion and ¥109 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥62 billion and ¥90 billion at March 31, 2018 and 2019, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2018 and 2019. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

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

2018	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,165	1,084	908	173
Guarantees on loans	241	123	28	90
Guarantees on securities	164	32	132	—
Other guarantees	2,210	1,555	614	41
Guarantees for the repayment of trust principal	709	639	49	21
Liabilities of trust accounts	13,861	13,546	149	166
Derivative financial instruments	11,654	4,911	4,996	1,747

2019	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,307	1,265	878	164
Guarantees on loans	289	164	46	79
Guarantees on securities	145	91	54	—
Other guarantees	2,324	1,447	834	43
Guarantees for the repayment of trust principal	65	—	47	18
Liabilities of trust accounts	362	61	148	153
Derivative financial instruments	14,170	5,807	6,434	1,929

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2018 and 2019:

	2018	2019
	(in billions of yen)
Investment grade	3,930	4,124
Non-investment grade	850	941

Total	4,780	5,065

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

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

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2018 and 2019:

	2018	2019
	(in billions of yen)
Commitments to extend credit (Note)	78,448	76,857
Commercial letters of credit	690	778

Total	79,138	77,635

Note:	Commitments to extend credit include commitments to invest in securities.

Allowance for losses on off-balance-sheet instruments

The amounts of allowance for losses on off-balance-sheet instruments at March 31, 2018 and 2019 were ¥90 billion and ¥80 billion, respectively, and were included in Other liabilities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. The lease periods for these leases range from less than 1 year to around 30 years. These leases include cancellation clauses with penalties of a maximum of approximately 5 years-worth of rentals and/or periodic adjustment clauses of rentals. The table below shows future minimum lease payments for capitalized leases and future minimum rental payments for operating leases at March 31, 2019:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2020	9,942	51,329
2021	7,347	41,227
2022	4,454	34,707
2023	2,661	24,633
2024	915	23,425
2025 and thereafter	222	297,183

Total minimum lease/rental payments	25,541	472,504

Amount representing interest	25,020

Present value of minimum lease payments	521

Total rental expense for the fiscal years ended March 31, 2017, 2018 and 2019 was ¥113,991 million, ¥117,270 million and ¥115,239 million, respectively.

MHFG leases its head office from a third party and accounts for the lease arrangement as an operating lease.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years for total rental payments for these periods of ¥214,690 million. The terms of certain lease agreements were changed during the fiscal years ended March 31, 2009, 2011, 2012 and 2014, and the total rental payments for these periods increased to ¥282,832 million, as a consequence. The MHFG Group accounted for the transactions as operating leases. The future minimum rental payments under the terms of the related lease agreements were ¥41,430 million, ¥32,977 million and ¥24,525 million at March 31, 2017, 2018 and 2019, respectively.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as the collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings in respect of the collateral. The subsidiary has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute and the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2018 and 2019:

	Consolidated VIEs	Significant unconsolidated VIEs
2018	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,185	—	—
Asset-backed securitizations	627	78	5
Investments in securitization products	374	—	—
Investment funds	2,661	1,891	533
Trust arrangements and other	21	—	—

Total	5,868	1,969	538

	Consolidated VIEs	Significant unconsolidated VIEs
2019	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,249	—	—
Asset-backed securitizations	571	70	8
Investments in securitization products	372	—	—
Investment funds	2,836	1,280	410
Trust arrangements and other	20	—	—

Total	6,048	1,350	418

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2018 and 2019:

Assets on balance sheets related to unconsolidated VIEs:	2018	2019
	(in billions of yen)
Trading account assets	89	104
Investments	210	168
Loans	163	71

Total	462	343

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2018	2019
	(in billions of yen)
Payables under securities lending transactions	38	47
Trading account liabilities	1	1

Total	39	48

Maximum exposure to loss (Note)	538	418

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

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance schemes to meet its clients’ needs for off-balance-sheet financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

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

Upon the adoption of ASU No.2015-02, the Group newly consolidated certain investment funds that had not been consolidated prior to April 1, 2016, which had the impact of increasing total assets primarily consisting of Trading account assets by ¥16 billion, and noncontrolling interests by ¥16 billion, respectively. On the other hand, the Group deconsolidated certain investment funds that had been consolidated prior to April 1, 2016, which had the impact of decreasing total assets by ¥54 billion, total liabilities by ¥27 billion, and noncontrolling interests by ¥27 billion, respectively. In addition, the Group determined that certain limited partnerships and similar entities that had been voting interest entities prior to April 1, 2016 are significant unconsolidated VIEs. The amounts relating to significant unconsolidated VIEs as of March 31, 2018 and 2019 in the tables above include the amounts of these limited partnerships and similar entities.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 24 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2018 and 2019.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Funding Vehicles

The MHFG Group has established several wholly-owned off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥950 billion and ¥681 billion at March 31, 2018 and 2019, respectively.

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

For the fiscal years ended March 31, 2017, 2018 and 2019, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2018 and 2019.

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥208 billion and ¥89 billion as of March 31, 2018, and ¥207 billion and ¥143 billion as of March 31, 2019, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Noninterest income

Details of Noninterest income for the fiscal years ended March 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	165,857	180,122	145,270
Deposits and lending business (2)	164,572	156,426	152,283
Remittance business (1)	108,368	110,054	110,382
Asset management business (1)	79,426	100,765	97,852
Trust related business (1)	108,931	121,808	124,843
Agency business (1)	36,003	37,397	36,466
Guarantee related business (3)	26,292	28,258	28,582
Fees for other customer services (1)	136,514	130,881	157,612

Total Fee and commission income	825,963	865,711	853,290

Foreign exchange gains (losses)—net (3)	69,453	91,793	93,577
Trading account gains (losses)—net (2)	(42,481)	236,982	328,841
Investment gains (losses)—net:
Debt securities (3)	59,517	7,757	(3,842)
Equity securities (3)	273,753	289,400	(155,947)
Equity in earnings (losses) of equity method investees—net (3)	26,785	24,342	29,172
Gains on disposal of premises and equipment (3)	5,638	8,225	5,145
Other noninterest income (2)	149,404	80,453	72,135

Total	1,368,032	1,604,663	1,222,371

Notes:

(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers ” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.

Certain Fee and commission income, Trading account gains (losses)—net and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.

Fee and commission income

Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions mainly include fees earned from the execution of customer transactions and sales commissions of investment trusts. Brokerage fees and commissions are recognized at the point in time on transaction date. Asset-based revenues mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts. The amounts of asset-based revenues are calculated based on customer’s net asset value and recognized over time in the period when the related service is provided.

Deposits and lending business fees consist of deposit-related fees and lending-related fees. Most of the deposit-related fees are within the scope of ASC 606, while most of the lending-related fees such as commitment fees

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and arrangement fees are not. Deposit-related fees within the scope of ASC 606 include service charges on consumer and commercial deposit accounts such as account transfer charges. Deposit-related fees are recognized at the point in time when the transactions occur or the related service is provided.

Remittance business fees include service charges for domestic and international funds transfers and collections. These fees are recognized at the point in time when the related service is provided.

Asset management business fees consist of investment trust management fees and investment advisory fees for investment trusts. These fees are received from investment trusts in return for asset management services and/or investment advisory services on behalf of customers. The amounts of these fees are calculated based on a percentage of customer’s net asset value. These fees are recognized over time in the period when the management and/or advisory service is provided and the amount is fixed.

Trust related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥51 billion and ¥74 billion for the fiscal year ended March 31, 2019, respectively. Fees for fiduciary asset management and administration services for corporate pension plans and investment funds are recognized over time in the period when the related service is provided. Other trust-related fees mainly include brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust and charges for stock transfer agent services. These fees are mainly earned on a transaction basis and recognized at the point in time when the related service is provided.

Agency business fees mainly include administration service fees related to the MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services. These fees are recognized at the point in time when the related service is provided.

Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development. Sales commissions from life insurance sales are received from insurance companies in return for selling insurance products and recognized when the insurance product is sold to customers. Service charges for electronic banking are mainly monthly basic usage fees and recognized over the related transaction period. Financial advisory fees are recognized over time in the period when the related advisory service based on the contract is rendered. Service charges for software development are recognized over time according to the progress of the development.

Trading account gains (losses)—net and Other noninterest income

In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥68 billion for the fiscal year ended March 31, 2019, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are recognized at the point in time when trade terms are fixed. For the fiscal year ended March 31, 2019, approximately ¥26 billion of Other noninterest income was within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.

Contract balances relating to revenues from contracts with customers subject to ASC 606

Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2019, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2019, the balance of contract liabilities was not material.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606

Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2019, the amount of expected revenues from current obligations to provide services in the future is not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.

27. Trading account gains and losses

The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated debt securities reported as Trading securities. Net trading gains (losses) for the fiscal years ended March 31, 2017, 2018 and 2019 are comprised of the following:

	2017	2018	2019
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	126,332	333,749	158,162
Derivative contracts:
Interest rate contracts	(209,361)	(63,260)	127,242
Foreign exchange contracts (1)	37,129	61,046	6,748
Equity-related contracts (2)	1,777	(98,807)	37,875
Credit-related contracts (3)	900	(2,076)	269
Other contracts	742	6,330	(1,455)

Total	(42,481)	236,982	328,841
Foreign exchange gains (losses)—net (4)	69,453	91,793	93,577

Net trading gains (losses)	26,972	328,775	422,418

Notes:

(1)	Amounts include gains and losses on currency swaps.
(2)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is included in the above table.
(3)

Amounts do not include the net loss of ¥7,594 million, ¥754 million and ¥736 million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2017, 2018 and 2019, respectively. The net loss is recorded in Other noninterest expenses.

(4)

Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments. Amounts on derivative instruments include gains and losses on forward foreign exchange contracts and currency options. Amounts on nonderivative instruments include translation gains and losses related to foreign currency-denominated debt securities reported as Trading securities.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2019, there were no significant changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

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

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter derivatives to reflect the credit quality of its counterparties and its own credit quality. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and severity factors that are developed from market credit spreads and other related market information.

Available-for-sale securities

The fair values of available-for-sale securities are determined primarily using the same procedures described under trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Equity securities

Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include securities measured at the NAV per share. These securities are determined primarily using the same procedures described under trading securities above.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Long-term debt

Fair value accounting is elected for certain long-term debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in “Derivative financial instruments” above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2018 and 2019, including those for which the MHFG Group has elected the fair value option, are summarized below:

2018	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,375	43	—	1,418
Japanese local government bonds	—	107	—	107
U.S. Treasury bonds and federal agency securities	2,442	209	—	2,651
Other foreign government bonds	1,682	480	—	2,162
Agency mortgage-backed securities	—	1,799	—	1,799
Residential mortgage-backed securities	—	—	12	12
Certificates of deposit and commercial paper	—	643	—	643
Corporate bonds and other	25	1,992	1,013	3,030
Equity securities	1,642	—	23	1,665
Trading securities measured at net asset value (2)				705
Derivative financial instruments:
Interest rate contracts	39	7,089	48	7,176
Foreign exchange contracts	17	2,667	13	2,697
Equity-related contracts	82	110	5	197
Credit-related contracts	—	16	2	18
Other contracts	6	8	9	23
Available-for-sale securities:
Japanese government bonds	12,435	897	—	13,332
Japanese local government bonds	—	239	—	239
U.S. Treasury bonds and federal agency securities	686	—	—	686
Other foreign government bonds	355	703	—	1,058
Agency mortgage-backed securities	—	889	—	889
Residential mortgage-backed securities	—	65	54	119
Commercial mortgage-backed securities	—	—	441	441
Japanese corporate bonds and other debt securities	—	1,827	163	1,990
Foreign corporate bonds and other debt securities	—	799	80	879
Equity securities (marketable) (3)	3,912	121	—	4,033
Other investments	—	—	38	38

Total assets measured at fair value on a recurring basis	24,698	20,703	1,901	48,007

Liabilities:
Trading securities sold, not yet purchased	2,777	618	4	3,399
Derivative financial instruments:
Interest rate contracts	42	7,074	27	7,143
Foreign exchange contracts	11	2,370	1	2,382
Equity-related contracts	81	69	1	151
Credit-related contracts	—	20	1	21
Other contracts	4	6	9	19
Long-term debt (4)	—	1,395	561	1,956

Total liabilities measured at fair value on a recurring basis	2,915	11,552	604	15,071

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2019	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	1,829	33	—	1,862
Japanese local government bonds	—	134	—	134
U.S. Treasury bonds and federal agency securities	1,069	138	—	1,207
Other foreign government bonds	2,417	553	—	2,970
Agency mortgage-backed securities	—	1,041	—	1,041
Residential mortgage-backed securities	—	—	11	11
Certificates of deposit and commercial paper	—	1,047	—	1,047
Corporate bonds and other	36	1,806	1,044	2,886
Equity securities	1,297	—	28	1,325
Trading securities measured at net asset value (2)				631
Derivative financial instruments:
Interest rate contracts	36	5,729	21	5,786
Foreign exchange contracts	9	1,927	23	1,959
Equity-related contracts	58	63	4	125
Credit-related contracts	—	16	2	18
Other contracts	2	4	10	16
Available-for-sale securities:
Japanese government bonds	10,902	995	—	11,897
Japanese local government bonds	—	210	—	210
U.S. Treasury bonds and federal agency securities	1,009	—	—	1,009
Other foreign government bonds	456	886	—	1,342
Agency mortgage-backed securities	—	544	—	544
Residential mortgage-backed securities	—	61	40	101
Commercial mortgage-backed securities	—	—	500	500
Japanese corporate bonds and other debt securities	—	1,629	120	1,749
Foreign corporate bonds and other debt securities	—	678	103	781
Equity securities (3):
Equity securities with readily determinable fair values	3,633	135	—	3,768
Equity securities measured at net asset value (2)				53
Other investments	—	—	35	35

Total assets measured at fair value on a recurring basis	22,753	17,629	1,941	43,007

Liabilities:
Trading securities sold, not yet purchased	2,380	199	1	2,580
Derivative financial instruments:
Interest rate contracts	38	5,564	8	5,610
Foreign exchange contracts	11	1,746	1	1,758
Equity-related contracts	82	51	9	142
Credit-related contracts	—	16	1	17
Other contracts	1	4	9	14
Long-term debt (4)	—	1,778	655	2,433

Total liabilities measured at fair value on a recurring basis	2,512	9,358	684	12,554

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)

In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2018 and 2019 were ¥31 billion and ¥37 billion, respectively.
(3)

The MHFG Group adopted ASU No.2016-01 on April 1, 2018. In connection with the adoption, equity securities are no longer classified as available-for-sale securities. See Note 2 “Recently issued accounting pronouncements” for further details.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2018 and 2019:

2018	April 1, 2017	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2018	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	15	—	(2)	—		—	—	—	—	—	(3)	12	—
Corporate bonds and other	1,052	(20	)(2)	—		123	(241)	1,082	(631)	—	(352)	1,013	(19)
Equity securities	23	(1	)(2)	—		—	—	2	(1)	—	—	23	—
Derivative financial instruments, net (1):
Interest rate contracts	26	(6	)(2)	—		—	—	—	—	—	1	21	(1)
Foreign exchange contracts	8	2	(2)	—		—	—	—	—	—	2	12	5
Equity-related contracts	(25)	1	(2)	—		—	—	—	—	—	28	4	12
Credit-related contracts	—	—	(2)	—		—	—	—	—	—	1	1	—
Other contracts	—	(1	)(2)	—		—	—	—	—	—	1	—	—
Available-for-sale securities:
Residential mortgage-backed securities	77	—	(3)	—	(4)	—	—	3	(6)	—	(20)	54	—
Commercial mortgage-backed securities	224	—	(3)	3	(4)	—	—	286	(69)	—	(3)	441	—
Japanese corporate bonds and other debt securities	174	11	(3)	(10	)(4)	—	—	17	—	—	(29)	163	11
Foreign corporate bonds and other debt securities	110	—	(3)	(1	)(4)	15	(46)	2	—	—	—	80	—
Other investments	37	—	(3)	—		—	—	14	(3)	—	(10)	38	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(146)	150	—	—	4	—
Long-term debt	593	3	(5)	—		1	(10)	—	—	151	(171)	561	5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2019	April 1, 2018	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2019	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	12	—	(2)	—		—	—	—	—	—	(1)	11	—
Corporate bonds and other	1,013	1	(2)	—		—	—	762	(378)	—	(354)	1,044	8
Equity securities	23	1	(2)	—		—	—	7	(3)	—	—	28	(1)
Derivative financial instruments, net (1):
Interest rate contracts	21	(11	)(2)	—		—	—	—	—	—	3	13	(5)
Foreign exchange contracts	12	15	(2)	—		—	—	—	—	—	(5)	22	14
Equity-related contracts	4	(15	)(2)	—		—	—	—	—	—	6	(5)	3
Credit-related contracts	1	(2	)(2)	—		—	—	—	—	—	2	1	1
Other contracts	—	1	(2)	—		—	—	—	—	—	—	1	1
Available-for-sale securities:
Residential mortgage-backed securities	54	—	(3)	—	(4)	—	—	—	—	—	(14)	40	—
Commercial mortgage-backed securities	441	—	(3)	1	(4)	—	—	144	(72)	—	(14)	500	—
Japanese corporate bonds and other debt securities	163	37	(3)	(33	)(4)	—	—	29	(7)	—	(69)	120	19
Foreign corporate bonds and other debt securities	80	—	(3)	(1	)(4)	61	(42)	27	—	—	(22)	103	—
Other investments	38	5	(3)	—		—	—	13	(6)	—	(15)	35	(2)

Liabilities:
Trading securities sold, not yet purchased	4	1	(2)	—		—	—	(35)	33	—	—	1	—
Long-term debt	561	(6	)(5)	10	(4)	7	—	—	—	192	(101)	655	5

Notes:

(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)

Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2018 and 2019.

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

During the fiscal year ended March 31, 2019, the transfers into Level 3 included ¥61 billion of Available-for-sale securities and ¥7 billion of Long-term debt. Transfers into Level 3 for Available-for-sale securities were primarily due to decreased liquidity for certain Foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the fiscal year ended March 31, 2019, the transfers out of Level 3 included ¥42 billion of Available-for-sale securities. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Foreign corporate bonds and other debt securities.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2018 and 2019:

2018

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	66	Discounted cash flow	Prepayment rate	3%–17%	7%
		Price-based	Default rate	0%–1%	0%
			Recovery rate	100%–100%	100%
			Discount margin	17bps–170bps	50bps

Commercial mortgage-backed securities	441	Discounted cash flow Price-based	Discount margin	9bps–141bps	28bps

Corporate bonds and other debt securities	1,256	Discounted cash flow	Prepayment rate (1)	26%–37%	36%
		Price-based	Default rate (1)	1%–2%	2%
			Recovery rate (1)	60%–69%	68%
			Discount margin (1)	12bps–1,165bps	115bps
			Discount margin (2)	5bps–1,064bps	379bps

Derivative financial instruments, net:
Interest rate contracts	21	Internal valuation model (3)	IR – IR correlation	23%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	12	Internal valuation model (3)	FX – IR correlation	16%–53%
			FX – FX correlation	61%–61%
			Default rate (4)	0%–63%

Equity-related contracts	4	Internal valuation model (3)	Equity – IR correlation	25%–25%
			Equity volatility	12%–41%

Credit-related contracts	1	Internal valuation model (3)	Default rate	0%–3%
			Credit correlation	27%–100%

Long-term debt	561	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	9%–53%
			FX – FX correlation	61%–61%
			Equity – IR correlation	25%–25%
			Equity – FX correlation	55%–70%
			Equity correlation	24%–100%
			Equity volatility	13%–56%
			Default rate	0%–2%
			Credit correlation	28%–100%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2019

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage- backed securities	51	Discounted cash flow	Prepayment rate	4%–19%	8%
		Price-based	Default rate	0%–1%	0%
			Recovery rate	100%–100%	100%
			Discount margin	18bps–170bps	51bps

Commercial mortgage-backed securities	500	Discounted cash flow Price-based	Discount margin	9bps–161bps	24bps

Corporate bonds and other debt securities	1,267	Discounted cash flow	Prepayment rate (1)	22%–22%	22%
		Price-based	Default rate (1)	2%–2%	2%
			Recovery rate (1)	69%–69%	69%
			Discount margin (1)	48bps–1,173bps	134bps
			Discount margin (2)	4bps–1,063bps	295bps

Derivative financial instruments, net:
Interest rate contracts	13	Internal valuation model (3)	IR – IR correlation	23%–100%
			Default rate (4)	0%–63%

Foreign exchange contracts	22	Internal valuation model (3)	FX – IR correlation	9%–55%
			FX – FX correlation	63%–63%
			Default rate (4)	0%–63%

Equity-related contracts	(5)	Internal valuation model (3)	Equity – IR correlation	25%–25%
			Equity correlation	40%–100%
			Equity volatility	5%–36%

Credit-related contracts	1	Internal valuation model (3)	Default rate	0%–5%
			Credit correlation	29%–100%

Long-term debt	655	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	9%–55%
			FX – FX correlation	63%–63%
			Equity – IR correlation	25%–25%
			Equity – FX correlation	55%–88%
			Equity correlation	12%–100%
			Equity volatility	5%–49%
			Default rate	0%–4%
			Credit correlation	20%–100%

Notes:

(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2018 and 2019:

2018	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	113	—	—	113	164
Loans held-for-sale	60	—	60	—	74
Equity securities (without readily determinable fair values)	1	—	—	1	3
Premises and equipment—net	—	—	—	—	4

Total assets measured at fair value on a nonrecurring basis	174	—	60	114	245

2019	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	125	—	41	84	177
Loans held-for-sale	3	—	3	—	3
Equity securities (without readily determinable fair values)	1	—	—	1	1
Other investments	98	98	—	—	104
Premises and equipment—net	9	—	4	5	34
Intangible assets	—	—	—	—	1

Total assets measured at fair value on a nonrecurring basis	236	98	48	90	320

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.

Loans in the table above have been impaired and measured based upon the observable market price of the loan or the fair value of the underlying collateral.

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

Equity securities (without readily determinable fair values) in the table above consist of non-marketable equity securities which are measured at fair value on a nonrecurring basis, using the measurement alternative for non-marketable equity securities. These equity securities are on a nonrecurring basis either (1) written down to fair value as a result of impairment or (2) adjusted upward or downward to fair value as a result of transactions observed for the identical or similar securities of the same issuer. The fair values of the impaired non-marketable equity securities are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1.

Premises and equipment—net and Intangible assets in the table above have been impaired and written down to fair value.

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated debt securities

The MHFG Group elected the fair value option for foreign currency denominated debt securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between foreign currency denominated debt securities and financial liabilities. Following the election of the fair value option, these debt securities are reported as trading securities in Trading account assets. On April 1, 2018, the Group adopted ASU No.2016-01. Before the adoption of the ASU, the fair value option was elected for foreign currency denominated equity securities, which were reported as trading securities, but after the adoption of the ASU, the Group no longer elected the fair value option for these equity securities.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥21 billion and ¥21 billion at March 31, 2018 and 2019, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥(15) billion and ¥(17) billion for the fiscal years ended March 31, 2018 and 2019, respectively. The Group records changes in fair value on these notes attributable to the instrument-specific credit risk in AOCI in accordance with ASU No.2016-01, which was adopted on April 1, 2018. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of non-marketable equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥267 billion and ¥212 billion at March 31, 2018 and 2019, respectively, were not included in the disclosure.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2018 and 2019.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2018 and 2019, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	2018
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	61,381	61,381	1,206	60,175	—
Investments	2,518	2,522	1,984	538	—
Loans, net of allowance for loan losses (Note)	83,088	84,041	—	—	84,041

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	43,921	43,921	22,898	21,023	—
Interest-bearing deposits	113,558	113,540	61,719	51,821	—
Due to trust accounts	3,993	3,993	—	3,993	—
Other short-term borrowings	1,688	1,688	—	1,688	—
Long-term debt	10,970	10,995	—	10,098	897

	2019
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	62,012	62,012	873	61,139	—
Investments	1,604	1,609	1,140	469	—
Loans, net of allowance for loan losses (Note)	82,382	83,490	—	—	83,490

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	44,918	44,918	24,983	19,935	—
Interest-bearing deposits	112,658	112,655	55,542	57,113	—
Due to trust accounts	312	312	—	312	—
Other short-term borrowings	1,995	1,995	—	1,995	—
Long-term debt	9,096	9,178	—	8,336	842

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2018 and 2019. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
2018
Assets (1):
Derivatives	9,341	—	9,341	(7,751)	(520)	1,070
Receivables under resale agreements	7,804	—	7,804	(7,763)	—	41
Receivables under securities borrowing transactions	3,904	—	3,904	(3,874)	—	30

Total	21,049	—	21,049	(19,388)	(520)	1,141

Liabilities (1):
Derivatives	9,013	—	9,013	(7,758)	(884)	371
Payables under repurchase agreements	15,964	—	15,964	(15,847)	—	117
Payables under securities lending transactions	1,181	—	1,181	(1,179)	—	2

Total	26,158	—	26,158	(24,784)	(884)	490

2019
Assets (1):
Derivatives	7,403	—	7,403	(5,903)	(528)	972
Receivables under resale agreements	12,589	—	12,589	(12,579)	—	10
Receivables under securities borrowing transactions	1,921	—	1,921	(1,894)	—	27

Total	21,913	—	21,913	(20,376)	(528)	1,009

Liabilities (1):
Derivatives	6,978	—	6,978	(5,766)	(769)	443
Payables under repurchase agreements	14,312	—	14,312	(14,309)	—	3
Payables under securities lending transactions	932	—	932	(931)	—	1

Total	22,222	—	22,222	(21,006)	(769)	447

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2018 and 2019:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
2018
Repurchase agreements	255	11,669	3,676	1,057	16,657
Securities lending transactions	1,270	355	—	208	1,833

Total	1,525	12,024	3,676	1,265	18,490

2019
Repurchase agreements	2,596	8,537	2,403	1,104	14,640
Securities lending transactions	1,012	473	—	313	1,798

Total	3,608	9,010	2,403	1,417	16,438

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2018 and 2019:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
2018
Japanese government bonds and Japanese local government bonds	1,358	592
Foreign government bonds and foreign agency mortgage-backed securities	14,426	303
Commercial paper and corporate bonds	328	48
Equity securities	406	869
Other	139	21

Total (Note)	16,657	1,833

2019
Japanese government bonds and Japanese local government bonds	2,118	430
Foreign government bonds and foreign agency mortgage-backed securities	11,613	396
Commercial paper and corporate bonds	223	52
Equity securities	492	902
Other	194	18

Total (Note)	14,640	1,798

Note:

Amounts exceeded the gross amounts recognized in Note 29 “Offsetting of financial assets and financial liabilities” by ¥1,345 billion and ¥1,194 billion, at March 31, 2018 and 2019, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a regular basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.

31. Related party transactions

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2018 and 2019, outstanding loans to such related parties were not considered significant. At March 31, 2018 and 2019, there were no loans to these related parties that were considered impaired.

32. Business segment information

The MHFG Group consists of the following five in-house companies which are categorized based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments and constitute reportable segments.

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

Global Corporate Company

This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment-net, Goodwill, and Intangible assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB and MHSC have been allocated to each segment.

	MHFG (Consolidated)
2017 (4)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	716.7	438.3	339.4	549.3	48.8	36.7	2,129.2
General and administrative expenses	719.3	199.9	239.2	191.2	29.3	31.4	1,410.3
Equity in earnings (losses) of equity method investees—net	14.9	1.0	0.9	—	0.5	1.6	18.9
Amortization of goodwill and others	0.4	0.4	0.4	2.3	4.0	2.7	10.2
Others	—	—	—	—	—	(27.7)	(27.7)

Net business profits (losses) (2) + Net gains (losses) related to ETFs and others	11.9	239.0	100.7	355.8	16.0	(23.5)	699.9

	MHFG (Consolidated)
2018 (4)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	726.9	431.4	340.7	389.2	50.1	57.3	1,995.6
General and administrative expenses	724.8	202.5	250.9	201.2	27.6	37.2	1,444.2
Equity in earnings (losses) of equity method investees—net	12.7	1.0	2.3	—	2.9	2.6	21.5
Amortization of goodwill and others	0.4	0.4	0.4	2.3	8.0	2.4	13.9
Others	—	—	—	—	—	(21.0)	(21.0)

Net business profits (losses) (2) + Net gains (losses) related to ETFs and others	14.4	229.5	91.7	185.7	17.4	(0.7)	538.0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)
2019 (4)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	707.2	473.8	416.1	192.0	49.7	(11.1)	1,827.7
General and administrative expenses	713.7	198.2	251.8	203.3	27.3	46.3	1,440.6
Equity in earnings (losses) of equity method investees—net	18.1	0.9	7.3	—	1.3	23.6	51.2
Amortization of goodwill and others	0.4	0.4	0.4	2.3	8.0	2.1	13.6
Others	—	—	—	—	—	(16.3)	(16.3)

Net business profits (losses) (2) + Net gains (losses) related to ETFs and others	11.2	276.1	171.2	(13.6)	15.7	(52.2)	408.4

Fixed assets (5)	499.3	225.8	176.9	92.6	0.1	662.5	1,657.2

Notes:

(1)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the fiscal years ended March 31, 2017, 2018 and 2019, net gains related to ETFs and others amounted to ¥36.5 billion, ¥80.2 billion and ¥15.0 billion, respectively, of which ¥32.6 billion, ¥70.1 billion and ¥7.3 billion, respectively, are included in “Global Markets Company”.

(2)

Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.

(3)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
(4)

Beginning on April 1, 2018, new allocation methods for income and expense transactions between each segment and “Others” have been applied. In connection with the use of the new allocation methods, the presentation of “Net business profits” has changed to “Net business profits (losses) + Net gains (losses) related to ETFs and others”. Before the change, “Net gains (losses) related to ETFs and others” were included in “Gross profits” of each segment and eliminated in “Others”. In addition, “Amortization of goodwill and others” has been presented as a new item. Figures for the fiscal years ended March 31, 2017 and 2018 have been restated for the new allocation methods. These changes more appropriately reflect the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. Furthermore, income and expense of foreign branches of MHBK and foreign subsidiaries with functional currency other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for these foreign currency income and expense have been translated using current period budgeted foreign currency rates.

(5)

“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts, Premises and equipment-net, Goodwill, and Intangible assets. The above tables do not

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Fixed assets” has been allocated to each segment starting in the fiscal year ended March 31, 2019 to enhance management’s analysis of the Group’s operations. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to the in-house company segments using a reasonable allocation criteria.

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the fiscal years ended March 31, 2017, 2018 and 2019 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” for the fiscal year ended March 31, 2019 to the total amount of Premises and equipment-net, Goodwill, and Intangible assets are as follows:

	2017	2018	2019

	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	699.9	538.0	408.4

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses (non-recurring losses)	(46.7)	(30.9)	23.3
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(80.2)	(17.0)	(30.7)
Gains on reversal of reserves for possible losses on loans, and others	32.7	173.3	11.2
Net gains (losses) related to stocks - Net gains (losses) related to ETFs and others	205.7	191.9	259.9
Net extraordinary gains (losses)	46.7	17.5	(497.9)
Others	(73.9)	(72.8)	(57.9)

Income before income tax expense under Japanese GAAP	784.2	800.0	116.3

Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(221.9)	(110.2)	45.3
Investments	(115.9)	98.1	(273.3)
Loans	2.5	(2.4)	(11.9)
Allowances for loan losses and off-balance-sheet instruments	(13.8)	6.8	(5.8)
Premises and equipment	28.6	35.4	303.6
Land revaluation	4.5	3.4	10.2
Business combinations	14.8	15.6	(12.8)
Pension liabilities	33.8	(4.4)	(32.2)
Consolidation of variable interest entities	1.6	2.7	(39.0)
Foreign currency translation	(6.2)	12.1	1.7
Others	(31.8)	(17.8)	(17.0)

Income before income tax expense under U.S. GAAP	480.4	839.3	85.1

2019
(in billions of yen)
Fixed assets	1,657.2

U.S. GAAP adjustments	413.1

Premises and equipment-net, Goodwill, and Intangible assets	2,070.3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2017:
Total revenue (1)	1,748.3	500.3	70.3	190.7	367.5	2,877.1
Total expenses (2)	1,712.3	303.2	29.1	136.2	215.9	2,396.7

Income before income tax expense	36.0	197.1	41.2	54.5	151.6	480.4

Net income	5.7	167.6	38.8	39.5	137.5	389.1

Total assets at end of fiscal year	138,832.3	30,262.0	4,203.3	10,629.1	16,529.6	200,456.3

Fiscal year ended March 31, 2018:
Total revenue (1)	2,002.4	654.9	64.0	197.4	447.8	3,366.5
Total expenses (2)	1,582.5	478.8	38.5	172.6	254.8	2,527.2

Income before income tax expense	419.9	176.1	25.5	24.8	193.0	839.3

Net income	231.3	152.7	23.7	21.3	172.7	601.7

Total assets at end of fiscal year	142,587.8	28,135.9	4,380.4	11,677.8	17,473.7	204,255.6

Fiscal year ended March 31, 2019:
Total revenue (1)	1,705.5	792.1	66.0	249.7	616.5	3,429.8
Total expenses (2)	2,082.6	696.5	46.1	203.2	316.3	3,344.7

Income before income tax expense	(377.1)	95.6	19.9	46.5	300.2	85.1

Net income	(331.4)	85.3	17.0	34.6	270.2	75.7

Total assets at end of fiscal year	133,443.5	25,913.5	4,824.7	15,322.5	18,107.0	197,611.2

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. Mizuho Financial Group, Inc., parent company

The following tables present the parent company only financial information of MHFG:

Condensed balance sheets

	2018	2019
	(in millions of yen)
Assets:
Cash and due from banks	22,264	99,209
Interest-bearing deposits in other banks	1,227	1,158
Trading account assets	176,593	—
Investments in subsidiaries and affiliated companies	9,501,633	9,317,387
Long-term loans receivable from subsidiaries	3,969,015	5,110,248
Other	344,065	351,951

Total	14,014,797	14,879,953

Liabilities and shareholders’ equity:
Short-term borrowings	1,083,135	945,505
Long-term debt	3,969,015	5,145,286
Other liabilities	94,226	62,643
Shareholders’ equity	8,868,421	8,726,519

Total	14,014,797	14,879,953

Condensed statements of income

	2017	2018	2019
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	300,530	227,057	267,724
Non-banking subsidiaries and affiliated companies	27,618	28,987	23,392
Management fees from subsidiaries	48,594	47,945	39,292
Interest income on loans and discounts	39,359	68,869	106,920
Other income	21,054	52,672	9,575

Total	437,155	425,530	446,903

Expenses:
Operating expenses	38,927	38,661	40,680
Interest expense	48,594	74,227	110,861
Other expense	14,608	28,123	59,049

Total	102,129	141,011	210,590

Equity in undistributed net income (loss) of subsidiaries	32,595	309,210	(173,142)

Income before income tax expense	367,621	593,729	63,171
Income tax expense (benefit)	5,181	16,121	(21,300)

Net income	362,440	577,608	84,471

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2017	2018	2019
	(in millions of yen)
Cash flows from operating activities:
Net income	362,440	577,608	84,471
Adjustments and other	(40,595)	(302,109)	197,193

Net cash provided by operating activities	321,845	275,499	281,664

Cash flows from investing activities:
Proceeds from sales of Equity securities	—	—	139,719
Net change in loans	(2,022,860)	(1,344,323)	(1,075,059)
Purchases of premises and equipment	(40,362)	(6,649)	(11,640)
Payments for purchases of securities of subsidiaries	(65,269)	—	—
Proceeds from withdrawal of securities of subsidiaries	13,359	—	—
Net change in other investing activities	(5,336)	(4,114)	(1,310)

Net cash used in investing activities	(2,120,468)	(1,355,086)	(948,290)

Cash flows from financing activities:
Net change in short-term borrowings	(30,000)	(70,000)	(140,000)
Proceeds from issuance of long-term debt	2,022,860	1,344,323	1,075,059
Proceeds from issuance of common stock	6	3	3
Purchases of treasury stock	(1,435)	(1,611)	(2,124)
Dividends paid	(190,031)	(190,382)	(190,413)
Net change in other financing activities	971	555	437

Net cash provided by financing activities	1,802,371	1,082,888	742,962

Effect of exchange rate changes on cash and cash equivalents	—	—	540

Net increase (decrease) in cash and cash equivalents	3,748	3,301	76,876
Cash and cash equivalents at beginning of period	16,442	20,190	23,491

Cash and cash equivalents at end of period	20,190	23,491	100,367

35. Subsequent events

Redemption of preferred securities

On June 30, 2019, preferred securities, issued by the MHFG Group’s overseas special purpose company, were redeemed in full. The special purpose company is not consolidated in accordance with ASC 810 since the Group is not the primary beneficiary. Thus, the redemption of preferred securities did not reduce Noncontrolling interests in consolidated subsidiaries, but reduced Long-term debt in the Group’s consolidated balance sheets. The following table describes the details of the redeemed preferred securities:

Issuer	Aggregate redemption amount	Reason for the redemption
(in millions)
Mizuho Capital Investment (JPY) 3 Limited	Series A ¥249,500	Arrival of optional redemption date
Mizuho Capital Investment (JPY) 3 Limited	Series B ¥53,500	Arrival of optional redemption date

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 23, 2017 (English Translation)**

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 26, 2019 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated April 1, 2018 (English Translation)*

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc. (English Translation)***

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 7, 2017.
***	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 21, 2016.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Tatsufumi Sakai
Name: Tatsufumi Sakai
Title: President & Group CEO

July 5, 2019