Form 20-F
period 2020-03-31
MIZUHO FINANCIAL GROUP INC
filed 2020-07-02
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended March 31, 2020
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

Securities registered or to be registered pursuant to Section12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
American depositary shares, each of which represents two shares of common stock	MFG	The New York Stock Exchange
Common Stock, without par value*

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At March 31, 2020, the following shares of capital stock were issued: 25,392,498,945 shares of common stock (including 3,622,415 shares of common stock held by the registrant as treasury stock).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section13(a) of the Exchange Act.
☐
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
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
•	the recent outbreak of the novel coronavirus;
•	increase in allowance for loan losses and incurrence of significant credit-related costs;
•	declines in the value of our securities portfolio, including as a result of the declines in stock markets and the impact of the dislocation in the global financial markets;
•	changes in interest rates;
•	foreign exchange rate fluctuations;
•	decrease in the market liquidity of our assets;
•	revised assumptions or other changes related to our pension plans;
•	a decline in our deferred tax assets;
•	the effect of financial transactions entered into for hedging and other similar purposes;
•	failure to maintain required capital adequacy ratio levels;
•	downgrades in our credit ratings;
•	our ability to avoid reputational harm;
•	our ability to implement our Five-Year Business Plan and other strategic initiatives and measures effectively;
•	the effectiveness of our operation, legal and other risk management policies;
•	the effect of changes in general economic conditions in Japan and elsewhere;
•	problems related to our information technology systems and cyber attacks; and
•	amendments and other changes to the laws and regulations that are applicable to us.
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
The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2016, 2017, 2018, 2019 and 2020 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.
The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2016, 2017, 2018, 2019 and 2020 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.
The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2016, 2017, 2018, 2019 and 2020 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, an independent registered public accounting firm.
You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2016	2017	2018	2019	2020
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,500,171	¥1,509,030	¥1,761,886	¥2,207,443	¥2,151,172
Interest expense	495,407	601,712	889,936	1,313,476	1,271,381

Net interest income	1,004,764	907,318	871,950	893,967	879,791
Provision (credit) for loan losses	34,560	37,668	(126,362)	32,459	156,200

Net interest income after provision (credit) for loan losses	970,204	869,650	998,312	861,508	723,591
Noninterest income	1,883,894	1,368,032	1,604,663	1,222,371	1,307,740
Noninterest expenses	1,657,493	1,757,307	1,763,677	1,998,819	1,877,841

Income before income tax expense	1,196,605	480,375	839,298	85,060	153,490
Income tax expense	346,542	91,244	237,604	9,335	47,175

Net income	850,063	389,131	601,694	75,725	106,315
Less: Net income (loss) attributable to noncontrolling interests	(429)	26,691	24,086	(8,746)	(43,880)

Net income attributable to MHFG shareholders	¥850,492	¥362,440	¥577,608	¥84,471	¥150,195

Net income attributable to common shareholders	¥848,062	¥362,440	¥577,608	¥84,471	¥150,195
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥34.19	¥14.33	¥22.77	¥3.33	¥5.92
Diluted earnings per common share—net income attributable to common shareholders	¥33.50	¥14.28	¥22.76	¥3.33	¥5.92
Number of shares used to calculate basic earnings per common share (in thousands)	24,806,161	25,285,899	25,366,345	25,362,376	25,373,681
Number of shares used to calculate diluted earnings per common share (in thousands)	25,387,033	25,380,302	25,373,931	25,366,898	25,375,264
Cash dividends per share (1)(2) :
Common stock	¥7.50	¥7.50	¥7.50	¥7.50	¥7.50
	$0.07	$0.07	$0.07	$0.07	$0.07
Eleventh series class XI preferred stock (3)	¥20.00	¥—	¥—	¥—	¥—
	$0.18	$—	$—	$—	$—

	As of and for the fiscal years ended March 31,
	2016	2017	2018	2019	2020
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥193,810,151 (4)	¥200,456,304	¥204,255,642	¥197,611,195	¥211,218,760
Loans, net of allowance	77,104,122	81,804,233	83,204,742	82,492,742	87,087,233
Total liabilities	185,626,960 (4)	191,684,247	194,751,942	188,109,702	202,043,136
Deposits	117,937,722	131,184,953	136,884,006	138,296,916	144,948,667
Long-term debt	14,765,527 (4)	14,529,414	12,955,230	11,529,400	10,346,152
Common stock	5,703,144	5,826,149	5,826,383	5,829,657	5,827,500
Total MHFG shareholders’ equity	8,014,551	8,261,357	8,868,421	8,726,519	8,512,365
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.43%	0.18%	0.28%	0.04%	0.07%
Net income attributable to common shareholders as a percentage of average MHFG shareholders’ equity	13.33%	5.25%	8.26%	1.11%	1.90%
Dividends per common share as a percentage of basic earnings per common share	21.94%	52.34%	32.94%	225.23%	126.69%
Average MHFG shareholders’ equity as a percentage of total average assets	3.23%	3.38%	3.35%	3.71%	3.91%
Net interest income as a percentage of total average interest-earning assets	0.58%	0.51%	0.47%	0.48%	0.48%

Notes:
(1)	Yen amounts are expressed in U.S. dollars at the rate of ¥112.42 = $1.00, ¥111.41 = $1.00, ¥106.20= $1.00, ¥110.68= $1.00 and ¥107.53= $1.00 for the fiscal years ended March 31, 2016, 2017, 2018, 2019 and 2020, respectively. These rates are the noon buying rates on the respective fiscal year-end
dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Figures represent cash dividends per share with respect to the applicable fiscal year. Dividends with respect to a fiscal year include year-end
dividends and interim dividends. Declaration and payment of dividends are conducted during the immediately following fiscal year, in the case of year-end
dividends, or immediately following interim period, in the case of interim dividends.

(3)	On July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016, and delivered shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock.

(4)	Total assets, total liabilities and long-term debt have been recalculated to reflect the retrospective adoption of ASU No.2015-03.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2016	2017	2018	2019	2020
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,426,256	¥1,445,555	¥1,622,354	¥2,056,327	¥2,014,440
Interest expense	422,574	577,737	814,988	1,293,846	1,280,897

Net interest income	1,003,682	867,818	807,366	762,480	733,542
Fiduciary income	53,458	50,627	55,400	55,153	58,565
Net fee and commission income	607,551	603,542	614,349	610,427	619,243
Net trading income	310,507	325,332	275,786	297,367	391,299
Net other operating income	246,415	245,419	162,454	87,306	259,567
General and administrative expenses	1,349,593	1,467,221	1,488,973	1,430,850	1,378,398
Other income	365,036	438,042	565,683	447,300	318,438
Other expenses	228,807	279,368	192,113	712,927	383,542

Income before income taxes	1,008,252	784,193	799,953	116,259	618,717
Income taxes:
Current (1)	213,289	196,535	190,158	161,376	150,088
Deferred	69,260	(58,800)	1,469	(163,879)	11,408
Profit	725,702	646,457	608,326	118,762	457,221
Profit attributable to non- controlling interests	54,759	42,913	31,778	22,196	8,652

Profit attributable to owners of parent	¥670,943	¥603,544	¥576,547	¥96,566	¥448,568

Net income per share:
Basic	¥26.94	¥23.86	¥22.72	¥3.80	¥17.68
Diluted	26.42	23.78	22.72	3.80	17.68
Balance sheet data:
Total assets	¥193,458,580	¥200,508,610	¥205,028,300	¥200,792,226	¥214,659,077
Loans and bills discounted (2)	73,708,884	78,337,793	79,421,473	78,456,935	83,468,185
Securities	39,505,971	32,353,158	34,183,033	29,774,489	34,907,234
Deposits (3)	117,456,604	130,676,494	136,463,824	137,649,596	144,472,235
Net assets	9,353,244	9,273,361	9,821,246	9,194,038	8,663,847
Risk-adjusted capital data (Basel III) (4) :
Common Equity Tier 1 capital	¥6,566,488	¥7,001,664	¥7,437,048	¥7,390,058	¥7,244,776
Tier 1 capital	7,905,093	8,211,522	9,192,244	9,232,160	9,024,404
Total capital	9,638,641	10,050,953	10,860,440	10,917,507	10,722,278
Risk-weighted assets	62,531,174	61,717,158	59,528,983	57,899,567	62,141,217
Common Equity Tier 1 capital ratio	10.50%	11.34%	12.49%	12.76%	11.65%
Tier 1 capital ratio	12.64	13.30	15.44	15.94	14.52
Total capital ratio	15.41	16.28	18.24	18.85	17.25

Notes:
(1)	Includes refund of income taxes.

(2)	Bills discounted refer to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.

(3)	Includes negotiable certificates of deposit.

(4)	Risk-adjusted capital data are calculated on a Basel III basis. We utilize the advanced internal ratings-based approach (the “AIRB approach”) for the calculation of risk-weighted assets associated with credit risk and the advanced measurement approach (the “AMA”) for the calculation of operational risk. For more details on capital adequacy requirements set by the Bank for International Settlements (“BIS”), and the guideline implemented by the Financial Services Agency in compliance thereto, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy.”

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
Risks Relating to Our Business
The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition.
Due to a novel strain of a virus called
SARS-CoV-2
(severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes coronavirus disease, or
COVID-19,
various activities across the world have been restricted and the global economy, including that of Japan, is under severe pressure. If the coronavirus pandemic and its effects on the economy are prolonged, many business fields could be more widely adversely affected. Financial and monetary easing measures taken by governments and central banks have been preventing severe liquidity crises in the global financial system to date, and financial markets have been maintaining a temporary lull. In addition, certain economic activities have resumed inside and outside of Japan. However, it is expected that a significant deterioration in the global economy will be inevitable and volatility in financial markets could rise. As a result, we may incur significantly increased credit costs, increased valuation losses and impairment of our assets, and our liquidity could also decline. If the coronavirus pandemic recurs, the adverse effects of such recurrence could be prolonged and greater than those experienced so far. As a result of any of the foregoing, our business, financial condition and results of operations may be materially and adversely affected. We consider the novel coronavirus as a risk event that has a broad implication on the various risks to which we are subject.
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
We recorded deferred tax assets, net of valuation allowance, based on a reasonable estimation of future taxable income in accordance with applicable accounting standards. Our financial condition and results of operations could be materially and adversely affected if our deferred tax assets decrease due to a change in our estimation of future taxable income, a change in tax rate as a result of tax system revisions or other factors. Because we consider the sale of available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy, turmoil in financial markets such as significant declines in stock prices could lead to a decrease in our estimated future taxable income.
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
We periodically review our long-lived assets that are held for use for events or changes in circumstances that indicate possible impairment. Our impairment review is based on an undiscounted cash flow analysis of a group of assets, combined with associated liabilities, at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset group exceeds the future undiscounted cash flows that the asset group is expected to generate. When impairment is identified, the future cash flows are then discounted to determine the estimated fair value of the asset group and an impairment charge is recorded for the difference between the carrying value and the estimated fair value of the asset group. We cannot accurately predict the amount and timing of any impairment of long-lived assets. Should these assets not generate sufficient cash flows to justify their carrying value and we recognize impairment losses thereon, there could be a material adverse effect on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2019, we recorded ¥500.7 billion of impairment losses under Japanese GAAP, which unlike U.S. GAAP allows for the option of allocating entity-wide long-lived assets among individual divisions within an entity. The above losses involved entity-wide long-lived assets, consisting primarily of internally developed software allocated to the domestic retail business division for the purpose of the impairment test under Japanese GAAP.
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
For example, assuming a downgrade occurred on March 31, 2020, the additional collateral requirement in connection with our derivative contracts if other conditions remain unchanged, would have been approximately ¥5.5 billion for a one-notch
downgrade and approximately ¥30.2 billion for a
two-notch
downgrade.
Failure to maintain capital adequacy ratios and other regulatory standards above minimum required levels could have material adverse effects.
Capital adequacy regulations
We are subject to capital adequacy regulations as prescribed by the Financial Services Agency based on the Basel III rules text issued by the Basel Committee on Banking Supervision, both on a consolidated basis and with respect to each of our principal banking subsidiaries. The capital adequacy ratio rules was initially scheduled to be applied in stages over several years from January 1, 2022, with full application scheduled to commence in January 1, 2027 under the finalized Basel III reforms published by the Basel Committee on Banking Supervision in December 2017. However, in March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), announced a deferral of the implementation date of the finalized Basel III reform by one year to increase operational capacity of banks and supervisors to respond to
COVID-19.
Following this announcement, the Financial Services Agency announced that the finalized Basel III reform is scheduled to be implemented in Japan from March 2023. Furthermore, we have been named by the Financial Stability Board as a “global systemically important bank”
(G-SIB),
and a higher level of capital adequacy ratio is applicable to us as a result. In addition, the list of
G-SIBs,
including their categorization regarding the level of additional required capital, is updated annually, and there is a possibility that we will be required to have a higher level of capital in the future. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.”
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
Leverage ratio regulations
In December 2017, the Basel Committee on Banking Supervision published the finalized Basel III reforms in which the framework for the leverage ratio requirements was finalized, and the phased application of the requirements, as prescribed by the Financial Services Agency, commenced on March 31, 2019, with full application scheduled to take effect from January 2022 under the finalized Basel III reforms published by the Basel Committee on Banking Supervision in December 2017. In June 2020, under concerns regarding the increasing impact of the coronavirus pandemic, to maintain harmonization with the monetary policy implemented by the Bank of Japan and the prudent regulations for banks and other financial institutions, the Financial Services Agency published amendments to the leverage ratio regulations which will exclude amounts of deposits to the Bank of Japan from the total exposure, which is the denominator, in calculating leverage ratio when a ratio, which is separately determined by the Commissioner of the Financial Services Agency taking into account an exceptional macroeconomic condition, applies as minimum regulatory requirements for leverage ratio. The regulation requires bank holding companies and banks to maintain their leverage ratio, which is a supplementary indicator of the capital adequacy ratio, at a certain level or above. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.” If the leverage ratio falls below a certain ratio, the Financial Services Agency could require us to take corrective actions, including the submission of an improvement plan that would strengthen the capital base, a reduction (or slowing of increase) of total assets, a reduction in the size of some business operations, a disposition of subsidiary shares and a suspension of all or a portion of business operations. Such events could adversely affect our business, financial condition and results of operations.
Total Loss Absorbing Capacity (TLAC) regulations
In November 2015, the Financial Stability Board released a final document requiring
G-SIBs
to have a certain minimum total loss absorbing capacity (TLAC).The phased application by the Financial Services Agency of TLAC regulations in Japan to Japanese
G-SIBs,
including us, began on March 31, 2019 with full application, with certain limited exception, to take effect from March 31, 2022. In June 2020, the Financial Services Agency published amendments to the leverage ratio regulations which will exclude amounts of deposits to the Bank of Japan in calculating leverage ratio when a ratio, which is separately determined by the Commissioner of the Financial Services Agency taking into account an exceptional macroeconomic condition, applies as minimum regulatory requirements for such leverage ratio. If excluding such amounts of deposits in calculating leverage ratio, such amounts of deposits are also excluded from the total exposure, which is the denominator, in calculating external TLAC ratio on total exposure basis and minimum internal TLAC. These regulations are applicable to
G-SIBs
such as us, in addition to capital adequacy regulations. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.” If the TLAC of us or our material subsidiaries fall below a certain threshold, the Financial Services Agency could require the submission of a plan to improve TLAC or may issue a business improvement order which could include various restrictions on, or suspension of portions of, our business. Such events could adversely affect our business, financial condition and results of operations.
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
As a financial institution engaging in banking and other financial businesses in and outside of Japan, we are subject to the risk of litigation for damages and other legal proceedings in the ordinary course of our business. Adverse developments related to legal proceedings could have a material adverse effect on our business, financial condition and results of operations.
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
We have established a special division tasked to prepare us for the suspension of publication of LIBOR and the shift to a successor interest rate benchmark. Many unresolved issues remain, such as market practices regarding successor benchmarks, the timing for the introduction of and the transition of a particular benchmark to a replacement rate, all of which could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. As a result, the transition could, for example, cause hedging accounting items to be derecognized and increase litigation risks regarding our existing products and services, which could adversely impact our profitability. There can be no assurance that a change in the benchmark interest rate and related valuation methods will not have a material adverse effect on our financial condition and results of operations. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.
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
Climate change could have an adverse effect on us.
Following the adoption of the Paris Agreement in 2015, measures to reduce greenhouse gases that are seen as the cause of climate change have been accelerating globally, and the importance of addressing climate change risks, among various environmental and social issues, has been increasing.
We believe climate change is a threat to our environment, society, daily lives and the activities of companies, and view it as one of the most important global issues which may affect the stability of financial markets. Climate change risks include transition risks caused by changes in a wide range of policies, laws and regulations, technologies and markets due to moving to a low carbon economy. Typical examples of such transition risks include mid-
to long-term credit cost increases for business sectors that emit more greenhouse gases. We may also suffer a deterioration of our reputation due to our financing of businesses that, for example, handle fossil fuels such as coal-fired power generation businesses. Climate change risks may also include physical risks, such as direct damages to assets, or indirect effects, such as the severance of supply chains. Examples of physical risks include credit cost increases due to the deterioration of our customers’ performance as a result of their businesses stagnating or decreases in the value of collateral assets caused by changes in climate and the effects thereof.
We have implemented a review of our strategy and risk management structure in order to manage the aforementioned risks, while paying attention to global trends. However, if our initiatives do not have their anticipated effects and climate change risks, whether or not contemplated above, materialize, our business operations, results and financial conditions could be materially and adversely affected.
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
In July 2013, the former Mizuho Bank and the former Mizuho Corporate Bank merged, and the former Mizuho Corporate Bank, the surviving entity, changed its trade name to Mizuho Bank, Ltd. The purpose of the merger was to become able to provide directly and promptly diverse and functional financial services to both the former Mizuho Bank and the former Mizuho Corporate Bank customers, utilizing the current “strengths” and “advantages” of the former Mizuho Bank and the former Mizuho Corporate Bank, and to continue to improve customer services by further enhancing group collaboration among the banking, trust banking and securities functions and, at the same time, to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.
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
In March 2017, we, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited as a subsidiary of Resona Holdings, Inc. and The
Dai-ichi
Life Insurance Company, Limited as a subsidiary of
Dai-ichi
Life Holdings, Inc. executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Japan Trustee Services Bank, Ltd. (“JTSB”) and Trust & Custody Services Bank, Ltd. (“TCSB”), which was a consolidated subsidiary of Mizuho Financial Group. In March 2018, TCSB executed a management integration agreement with JTSB to carry out the management integration through incorporation of a holding company by joint share transfer. In October 2018, TCSB and JTSB incorporated JTC Holdings, Ltd. (“JTC Holdings”) by joint share transfer. After the joint share transfer, TCSB and JTSB became wholly-owned subsidiaries of JTC Holdings, and JTC Holdings, TCSB and JTSB became equity-method affiliates of Mizuho Financial Group. In January 2020, JTC Holdings, TCSB and JTSB executed a merger agreement scheduled to be effective in July 2020 with JTSB as the surviving entity, which will change its trade name to Custody Bank of Japan, Ltd. The purpose of the integration is to contribute to further growth in the domestic securities settlement market and domestic investment chain by realizing more stable and higher quality operations and strengthening its system development capabilities by seeking the benefits of scale.
In May 2020, we decided to integrate three consolidated subsidiaries of Mizuho Financial Group, Mizuho Information & Research Institute, Inc., Mizuho Research Institute Ltd. and Mizuho Trust Systems Company, Limited in April 2021 with Mizuho Information & Research Institute, Inc. as the surviving entity. The purpose of the integration is to significantly improve the ability of Mizuho Information & Research Institute, Inc. as the

non-financial
business core company in Mizuho group to provide “New value beyond the conventional boundaries of finance” by organically combining and amalgamating each company’s research, consulting, and IT development capabilities.
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
We launched our medium-term business plan spanning a five-year period starting from the fiscal year ended March 31, 2019. The plan is titled
“5-Year
Business Plan: Transitioning to the Next Generation of Financial Services.” In the first year of the plan, we worked together under our management policy through which, by accelerating our three group-wide forward-looking structural reforms, which described in more details below in
“—Implementing the 5-Year Business Plan”
, we aim to revise our conventional way of doing business and build a firm foundations for forging new partnerships with our customers and creating various types of value.
First, with respect to our business structure reforms, we have worked to fully draw on our strengths that we have cultivated thus far and go beyond the conventional boundaries of finance in order to provide optimal services and solutions. For more information on initiatives that we have taken in the fiscal year ended March 31, 2020, see “—Group Operations—Group Management Structure.”
Second, with respect to our finance structure reforms, we have worked to reallocate corporate resources and strengthen our stable revenue base in order to enable us to accelerate the transformation of our business portfolio to make it more efficient and capable of capturing stable revenue streams. While thoroughly proceeding to reduce cross-shareholdings, streamline our workforce, reevaluate and enhance the efficiency of our IT systems and taking other measures, we prioritized allocation of the corporate resources, such as capital and expenses, that are freed up through these efforts, into new business areas, fields where there is potential to capture stable revenue streams and other growth fields.
Third, in terms of corporate foundations reforms, we have completed the migration to our new core banking system, MINORI, which we consider one of our top management priorities. Using this new IT system in addition to our existing IT systems, we embarked on initiatives for transformation into next-generation branches aiming at streamlining operations at branches and strengthening face-to-face
consulting capabilities, etc. In addition, we have made steady progress in the transition to a new personnel strategy, including introducing concurrent assignments or part-time work at other positions within or outside the group company. Furthermore, we worked to accelerate the unification of group company operations, including the strengthening of the framework for
“dual-hat”
appointments of directors and executive officers between our holding company and group companies.
In addition to the above-mentioned initiatives, we have proceeded with initiatives such as the creation of new business opportunities and the expansion of solution domains through the use of digital technology and open collaboration with third parties, including those in other industries.

In the
5-Year
Business Plan, we have defined sustainability as “achieving sustainable and stable growth for the Mizuho group, and through this growth, contributing to the sustainable development and prosperity of the economy, industry, and society around the world” and strengthened our stance on advancing group-wide sustainability initiatives. We have also defined key sustainability areas in four business areas (a declining birth rate and aging population, plus good health and lengthening lifespans; industrial development and innovation; sound economic development; and environmental considerations) and three areas of corporate foundations (corporate governance; human capital; and environment and society) and advanced our sustainability initiatives by incorporating such initiatives in the strategy of each in-house
company, unit and group. In addition, we strengthened our stance on advancing sustainability initiatives as one of our management priorities and strived to bolster such initiatives through, among other means, discussions at the Executive Management Committee, Risk Committee, and the Board of Directors.
Amid the increasing expectations of stakeholders over the social and environmental impact of business decisions and business activities, we formally signed the Principles for Responsible Banking, a framework created by the United Nations Environment Programme Finance Initiative*, which was launched in September 2019.
*The United Nations Environment Programme Finance Initiative was established in 1992 by the United Nations Environment Programme (founded in 1972 as a UN subsidiary organ) to promote a shift to a financial system under which environmental, social and governance (ESG) impacts are fully considered.
Response to
COVID-19
The worldwide and rapid spread of
COVID-19
is causing great disruption to the economy and financial markets, in addition to affecting the daily lives and working styles of individuals. We place the highest priority on the safety and health of our customers and our employees and their families. We aim to fulfill our social mission as a financial institution essential to maintaining economic and social functions, such as supporting the settlement of funds and assisting with business financing.
At this time, it is difficult to accurately predict the ultimate scale of the economic and financial impact of
COVID-19,
the timing of when the situation will return to normal, and what further measures will be necessary to deal with the crisis. While it can be well expected that economic activities will recover promptly after the lapse of a certain period of time, there is a concern that the stages of the crisis will gradually progress due to the deterioration of the real economy, and we will need to respond on the assumption that the impact will last for a significant period of time. On the other hand, we have sufficient resilience to overcome this crisis as a result of various initiatives we have implemented, such as improvement of the quality of our asset portfolios, sophistication of risk management structures, and enhancement of capital and foreign currency liquidity. We will ascertain the actual circumstances of our customers and prepare for potential risk events, and we will aim to fully respond to our customers’ needs, such as by providing funds, by focusing on strengthening relationships with our customers and capturing business opportunities.
Implementing the
5-Year
Business Plan
In the
5-Year
Business Plan, we are aiming to transition to the next generation of financial services by building new forms of partnerships with our customers so that we can respond to their needs as the times change. Our objective is to build a stronger and more resilient financial group on which our customers can depend in the coming era. In addition to the megatrends such as digitalization, an aging society with a low birthrate, globalization, and now the global spread of
COVID-19
has challenged people’s lifestyles, the state of the economy and societies to change greatly and at a rapid speed. In order to be a company that provides new value that goes beyond the conventional boundaries of finance in the coming era, we aim to steadily implement three forward-looking structural reforms.

Priority business domains
Business structural reforms
We intend to implement business structural reforms focused on the following initiatives to better enable us to respond to structural shifts occurring in the economy, industry and society while drawing on our strengths:
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

Financial structure reforms
We intend to implement financial structure reforms focused on the following initiatives to transition to a flexible business/earnings structure that can better respond to changes in the business and competitive environments:
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

Corporate foundations reforms
We intend to implement the following initiatives in order to strengthen our corporate foundations as a means of supporting continued competitive advantages:
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

Sustainability initiatives
In April 2020, we revised our Basic Policy on Sustainability Initiatives in order to further drive initiatives in accordance with the expectations of society, our strategy and the Principles for Responsible Banking. With our sustainability initiatives, we will further emphasize the perspective of environmental conservation and promote initiatives on key sustainability areas based on the following approaches set out in the policy:
•	Regarding the economy, industry, society and the environment, we will endeavor to increase our positive impacts and reduce our negative impacts, both direct and indirect.

•	We, as a financial group, will especially focus on the indirect impacts generated by our provision of financial and other services and through dialogue with clients (engagement). We will provide our clients with multifaceted support for initiatives addressing the Sustainable Development Goals (SDGs) and environmental, social and governance (ESG) concerns.

•	In the event of a conflict of interest or differences in opinion among stakeholders regarding the impacts and timeframe for implementation, we will make a comprehensive decision by taking into account the circumstances and situations as well as international frameworks, agreements or consensus, with a long-term perspective towards harmony with the economy, industry, society and the environment.

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
In addition, in an effort to increase customer convenience, we have enhanced the efficiency of our branch network throughout Japan (Mizuho Bank: 464; Mizuho Trust & Banking: 60; Mizuho Securities: 256; each as of March 31, 2020) and our ATM network (approximately 7,200 locations as of March 31, 2020, including ATMs shared with AEON Bank). We also have 147 of Mizuho Securities “Planet Booths,” which are located in the branches and offices of Mizuho Bank, and 23 of Mizuho Trust& Banking “Trust Lounges,” which are located in the branches and offices of Mizuho Bank, as of March 31, 2020.
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
In the fiscal year ended March 31, 2020, we have also strengthened our efforts to enter into new business areas, including the launch of Mizuho Smart Business Loans, an online lending service utilizing big data and AI technologies targeted at small and medium-sized
enterprises, and receipt of certification as an information bank by J.Score Co., Ltd.
Further, we undertake a business related to lottery tickets, such as the sales of lottery tickets issued by prefectures and ordinance-designated cities.
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
In light of structural changes in customer needs against the backdrop of further progress in digitalization, an aging society with a low birthrate and other factors, we aim to enhance the efficiency of sales channels, including physical storefronts, and expand new business areas to realize the wants and desires of individual customers as well as the sustainable growth of corporate customers.
In order to achieve this goal, we intend to take advantage of our broad customer base, trustworthiness and dependability, as well as our consulting capabilities. At the same time, we intend to collaborate openly with those both inside and outside the Mizuho group to provide new value incorporating both financial and non-financial
products and services, as a partner for individual customers’ life design and corporate customers’ growth strategies and business succession.
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
The environment surrounding corporate management is changing rapidly due to such factors as the progress of industry transformation and the heightened interest in sustainability. Under such circumstances, business portfolio reclassification, expansion of businesses in growing foreign markets and others have become issues for our clients. By leveraging our industry expertise that is at the highest level among Japanese banks, strong consulting skills and diverse intermediary functions, we will contribute to the formulation and implementation of financial and capital strategies of our clients as a strategic partner for our clients’ business development, and build new relationships with clients and realize value co-creation
and
co-prosperity.
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
In addition, through our Global 300 Strategy, which involves focusing on a group of approximately 300 blue-chip non-Japanese
companies, we are expanding business with
non-Japanese
corporate customers. We use our global network to support U.S. and European global companies developing business in Asia as well as Asian multinational enterprises expanding within Asia. We will aim to provide enhanced financial services by utilizing our high presence in the U.S. capital markets and network in Asian economic regions that have been growing rapidly.
Meanwhile, we are enhancing our channels with customers in order to strengthen the framework to support their business outside Japan. We are forming business alliances with local financial institutions and government-affiliated institutions to provide up-to-date
local information to our customers. We are also enhancing our service framework to address the diverse business needs of customers. We will aim to build long-term relationships with customers by utilizing business and financial consulting and our close relationships with the top management of corporate customers based on our know-how
and insight regarding each country and industry sector.

We will adjust our business portfolio in anticipation of future growth constraints, such as the phased implementation of Basel regulations and our foreign currency funding capabilities in order to expand stable profit bases and make our profit structure more muscular. In order to achieve this goal, we will continue our initiatives such as raise our profit capabilities by strengthening current business bases and adjustment of our business portfolio through selection and concentration.
Global Markets Company
The Global Markets Company is responsible for market-related businesses, engages in sales and trading services for a wide range of customers, from individuals to institutional investors, by offering market products to meet their risk hedging and asset management needs and also conducts ALM and investment business, including stable capital raising and balance sheet management as well as management of portfolios of fixed income, equity and other securities.
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
With respect to our asset liability management, we contribute to efficient balance sheet management on a global basis through the stabilization of domestic currency and foreign currency liquidity management. Also, as for the investment business, we earn stable revenue by constructing a diversified portfolio in interest rates, equity and credit markets, and appropriate asset allocation with using our early warning control to reflect the changes of market environment flexibly. We will engage in investment decision incorporating portfolio management, focusing on the balance between realized gains and valuation gains and losses and axes of ESG and SDGs.
In addition, we have been working on maintaining and strengthening our competitiveness by enhancing our infrastructure, including next generation trading rooms in anticipation of technological progress, our market system and back office for market business based on strategic management resources allocation and reducing costs, and further strengthening digital literacy of personnel for market business and developing personnel with highly specialized knowledge.
We aim to realize a stable earnings structure in ALM and the investment business and to improve sales and trading services with clearly defined focus areas which enable us to draw on diverse intermediary functions through the market and create diverse value for our customers.
In order to achieve this goal, as a partner with expert knowledge of market mechanisms that has insight into markets, we will aim to enhance our asset allocation and product lineup and aim to establish a stable profit base. At the same time, we will strive to provide appropriate investment opportunities to investors with different risk appetite.

Asset Management Company
The Asset Management Company is responsible for businesses related to asset management, provides products and services that meet the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group’s banking, trust banking and securities functions as well as Asset Management One Co., Ltd.
For individual customers, we offer investment products that contribute to their medium- to long-term asset formation in order to meet their various needs.
For institutional investors such as pension funds, we make our asset management capabilities more sophisticated and offer comprehensive solution services to meet their diversified and sophisticated asset management needs.
We offer our customers investment products that are best suited to them by strengthening our asset management capabilities in collaboration with our group companies and affiliates such as the New York subsidiary and other foreign subsidiaries of Asset Management One that are established for diversified global investments, Asset Management One Alternative Investments, Ltd. located in Tokyo that selects and offers hedge funds, and Matthews Asia, an independent, privately owned firm and the largest dedicated Asia investment specialist in the United States.
In addition, in various product fields, we are focusing on developing and offering products through collaboration with BlackRock, Inc. and Partner Group AG.
By providing these solutions, addressing ESG issues through engagement in responsible investment and seeking efficiency and innovativeness through innovation and operating process reforms, we aim to contribute to the revitalization of financial assets in Japan and realize medium- to long-term growth of our asset management business.
Global Products Unit
The Global Products Unit is in charge of providing solution services to customers in a wide range of segments, including individual customers, corporate clients and investors. We aim to respond to customer needs that are becoming sophisticated and diverse by drawing on our high level of expertise in each area, including M&A, real estate, project finance, domestic and foreign payments, asset management and stock transfer agency.
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

As uncertainty increases in the environment surrounding customers and our society, we will strive to capture the changes in the environment in a timely manner to provide the best support in order for our customers to create added value and increase corporate value.
Furthermore, we will closely collaborate with offices in Japan and around the world to respond to the needs of global investors, especially for cash management, settlements and other transaction banking services, as well as services in the area of project finance. In addition, we are working to strategically develop a larger pool of specialists in each area to further increase our expertise.
Research & Consulting Unit
The Research & Consulting Unit offers a wide variety of solutions with research functions that provide deep analysis, spanning from industrial to macroeconomic analysis and consulting functions that cover many fields, including business strategy.
In the research field, we conduct deep investigations and wide-ranging analyses from macro-economics to industry and business trends, and link research and business origination function.
In the consulting field, we also offer a wide range of functions to help solve various issues that companies face, including those regarding management /HR planning/IT strategy and creation of new businesses, as well as social issues within the public sector, including the environment, energy, infrastructure and health care by utilizing financial engineering and digital knowledge.
In addition to the megatrends of digitalization, globalization and an aging society with low birthrate, uncertainties with respect to the spread of
COVID-19
are greatly changing economic and social environments. By taking initiatives such as enhancing the sophistication of research and expansion of consultation, we will itend to further contribute to creating new value for our customers and society by utilizing our expertise, including industry expertise that can better respond to structural shifts occurring in the economy and society, and by becoming the starting point of value chains of our value creation.
Competition
We engage in banking, trust banking, securities and other businesses related to financial services and face strong competition in all of those areas of businesses.

Our major competitors in Japan include:
•	Japan’s other major banking groups: Mitsubishi UFJ Financial Group and Sumitomo Mitsui Financial Group.
•	Other banking institutions: These include city banks, trust banks, regional banks, shinkin banks (or credit associations), credit cooperatives, agricultural cooperatives, foreign banks and retail-oriented banks.
•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.
•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation.
•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies, leasing companies and other non-bank finance companies.
•	Asset management companies.
•	Other financial services providers: We also compete with financial services providers that utilize “FinTech.”
In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading local banks in those financial markets outside Japan in which we conduct business.
Japanese Banking and Securities Industry
Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of June 19, 2020): (i) ordinary banks, of which there were 122, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 14, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.
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
Based on information published by the Financial Services Agency, available as of June 19, 2020, there were 55 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

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
In April 2012, Japan Bank for International Cooperation, which provides policy-based finance with a mission to contribute to the sound development of Japan and the international economy and society, was spun off from Japan Finance Corporation and was established as a joint stock corporation wholly owned by the Japanese government.
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
The inspection of banks had been performed pursuant to a Financial Inspection Manual published by the Financial Services Agency, but on December 15, 2017 the Financial Services Agency announced a plan to repeal the Financial Inspection Manual after April 1, 2019 and establish a new framework for bank supervision. In order to upgrade the quality of its supervisory activities, strengthen Japan’s financial infrastructure, and to enable the Japanese economy to realize its full potential, the Financial Services Agency embarked on the review of the supervisory approaches. The Financial Services Agency announced the “JFSA’s supervisory approaches—Replacing checklists with engagement” in June 2018, and is committed to continuous improvement of the supervisory approaches through dialogue with financial institutions, etc. by using theme-specific reports, etc. Based on this, the Financial Services Agency repealed the Financial Inspection Manual, including the appendix that was referred to for self-assessment and determining the write-off
and allowance.
In addition to individual financial institutions, the Financial Services Agency also supervises financial groups as a whole based on its Guidelines.
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
If the financial institution subject to the special supervision or the special control by the Deposit Insurance Corporation as set forth above is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the financial institution may transfer all or a material portion of its business or all or a portion of shares of its subsidiaries or implement corporate split or certain other corporate actions with court permission in lieu of any shareholder resolutions under Article
126-13
of the Deposit Insurance Act. In addition, the Deposit Insurance Corporation must request other financial institution creditors of the failed financial institution to refrain from exercising their rights against the failed financial institution until measures necessary to avoid the risk of significant disruption to the financial system in Japan have been taken, if it is recognized that such exercise of their rights is likely to make it difficult to conduct an orderly resolution of the failed financial institution.
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
Recovery and Resolution Plan
In November 2019, the Financial Stability Board published the latest list of
G-SIBs.
The list is annually updated by the Financial Stability Board in each November, and the list as of November 2019 includes us. A recovery and resolution plan must be put in place for each
G-SIB
and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Major Banks, etc., as part of crisis management, financial institutions identified as
G-SIBs
must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each
G-SIB.
Capital Injection by the Government
The Strengthening Financial Functions Act (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Act No. 128 of 2004) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, certain amendments to the Strengthening Financial Functions Act took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and bank holding companies and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aim to promote not only the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized
enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in June 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. In 2016, the law was further amended to extend the period for application to March 31, 2022. Furthermore, in order to strengthen business bases of financial institutions by addressing the effects resulting from
COVID-19
preventive measures against the coronavirus pandemic, the law was amended in June 2020 to extend the period for application to March 31, 2026 and special exceptions were established for financial institutions that need to improve their capital adequacy due to the adverse effects of
COVID-19.
None of the financial institutions within the Mizuho group are subject to such special exceptions.
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
In June 2020, certain amendments to the law were promulgated, and will become effective within one and a half years from the date of promulgation, by which amendments the name of the law will be changed to “the Act of Provision of Financial Services (Kinyu Sabisu no Teikyou ni kansuru Houritsu)” and the “financial services intermediary business” will be newly introduced thereunder. Under a single registration for financial services intermediary business, registrants will become able to provide intermediary services of each of banking, securities and insurance. The amendments to the law will not require any provider of financial services intermediary business to belong to a specific financial institution, but will impose certain regulations to protect customers, including limitations on the type of services that they may provide, prohibitions on the acceptance of assets of customers and the lodging of a security deposit.
Self-Assessment and Reserves
Financial institutions are required to establish a self-assessment program that complies with related laws such as the Financial Reconstruction Act (Kinyu Kinou no Saisei no tameno Kinkyu Sochi ni kansuru Houritsu) (Act No. 132 of 1998, as amended). Financial institutions are required to analyze their assets, giving due consideration to accounting principles and other applicable rules, and to classify their assets into four categories according to asset recovery risk and risk of impairment based on the classification of the obligor (normal obligors, watch obligors, intensive control obligors, substantially bankrupt obligors and bankrupt obligors), taking into account the likelihood of repayment and the risk of impairment to the value of the assets. The results of self-assessment should be reflected in the write-off
and allowance according to the standard established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants, etc. Based on the results of the self-assessment, financial institutions may establish reserve amounts for their loan portfolio as may be considered adequate at the relevant balance sheet date, even if all or part of such reserves may not be immediately tax deductible under Japanese tax law.
A bank is, in principle, required to determine probable losses by multiplying the amount of claims by the classification of obligors by probable loss ratio, and establish general reserves equivalent to such probable losses for normal obligors and watch obligors (including control obligors). For intensive control obligors, substantially bankrupt obligors and bankrupt obligors, specific reserves corresponding to the amount of bad debt of each obligor are required to be established.
In addition, in December 2019, the Financial Services Agency announced the “JFSA’s supervisory approaches to lending business and loan loss provisioning,” which sets forth fundamental policies concerning estimates that more accurately reflects recognized credit risks to establish reserves taking into account the lending policy of each bank and actual financial status of each obligor, using the aforementioned reserves practice as a starting point.
Credit Limits
The Banking Act restricts the aggregate amount of exposure to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The limits applicable to a bank holding company and bank with respect to their aggregate exposure to any single customer or customer group are established by the Banking Act and regulations thereunder. The Banking Act and the related regulations were amended, which became effective from December 2014, to tighten the previous restrictions to meet international standards. As a result of these amendments, the credit limit for a single customer or a customer group was set at 25% of the total qualifying capital, with certain adjustments, of the bank holding company or bank and its subsidiaries and affiliates. In addition, in light of the Basel Committee on Banking Supervision’s final standard regarding the larger exposure framework published in April 2014, further amendments to the cabinet order and related regulations under the Banking Act became effective in April 2020, which tighten the credit limit applicable to (i) the bank holding companies and banks with international operations for a single customer or a customer group at 25% of the Tier 1 capital, instead of the total qualifying capital, and (ii) a Japanese
G-SIBs
such as us for another
G-SIB
at 15% of its Tier 1 capital, and introduced a look-through approach concerning credit to funds and securitized products, and require recognition of the amount of exposures reduced by credit risk mitigation methods as exposures to credit risk mitigation providers.
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
Share Purchase Program
The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act Concerning Restriction on Shareholdings by Banks. The Banks’ Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial
institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2022. The Banks’ Shareholdings Purchase Corporation purchased ¥1,510.8 billion of shares during the period from March 12, 2009 through March 31, 2020. The Banks’ Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2032 by taking into consideration the effects on the stock market.
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
In November 2015, the Financial Services Agency published revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical buffer and the additional loss absorbency requirements for
G-SIBs
and domestic systemically important banks
(“D-SIBs”).
These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for
G-SIBs
and
D-SIBs
must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer is 2.5% from March 2019. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up
of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we were designated as both a
G-SIB
and
D-SIB,
and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which is 1.0% from March 2019. The Basel Committee on Banking Supervision (“BCBS”) published the newsletter with regard to the usability of these buffers and emphasized that these buffers are designed to be usable. While each of these buffers seek to mitigate specific risks, they share similar design features and are all underpinned by the following objectives: (i) absorbing losses in times of stress by having an additional overlay of capital that is above minimum requirements and that can be drawn down; and (ii) helping to maintain the provision of key financial services to the real economy in a downturn by reducing incentives for banks to deleverage abruptly and excessively.

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
In December 2017, BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision. The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:
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
In March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), announced a deferral of the implementation date of the finalized Basel III reform by one year to increase operational capacity of banks and supervisors to respond to
COVID-19.
As a result, it will mainly take effect from January 1, 2023, and the revisions to the capital floor will be phased in from January 1, 2023, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2028. Following such announcement, the Financial Services Agency announced on March 30, 2020 that the Basel III finalisation framework is scheduled to be implemented in Japan from March 2023.
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
The implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs,
were deferred for one year according to the deferral of Basel III implementation announced by GHOS described above. They will take effect from January 1, 2023.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19,
the Financial Services Agency published amendments to the leverage ratio regulations which will exclude amounts of deposits to the Bank of Japan from calculation of the leverage ratio from June 30, 2020 to March 31, 2021.
For further information regarding the leverage ratio, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”
Liquidity
Two minimum standards for funding liquidity will be introduced. The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day
horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows it could encounter under an acute short-term stress scenario. The GHOS agreed on a revised LCR standard on January 6, 2013, and the BCBS issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015, under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of HQLA by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The BCBS issued final requirements for
LCR-related
disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.
The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance
sheet commitments, over a
one-year
horizon. The BCBS finalized the NSFR framework in October 2014, and the NSFR was scheduled to be introduced as a minimum standard on March 31, 2019 by the Financial Services Agency. However, it has decided not to introduce the NSFR until March 2021 after two postponements of the introduction in March 2019 and March 2020.

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
Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is being phased in for Japanese
G-SIBs
beginning March 31, 2019. According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for
G-SIBs
in Japan as well as a domestic systematically important bank in Japan which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with
G-SIBs
in Japan, the “Covered SIBs”) is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency requires the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency to (i) meet the minimum external TLAC requirements, and (ii) cause their material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the resolution entity in Japan for our group, which is subject to the external TLAC requirements in Japan, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan which are subject to Japan’s internal TLAC requirements. In addition, under the Japanese TLAC regulations,
G-SIBs
are required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets from March 31, 2019 and at least 18% from March 31, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from March 31, 2019, and at least 6.75% from March 31, 2022. Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019, and 3.5% of their consolidated risk-weighted assets from March 31, 2022, as their external TLAC.
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
United States
As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s New York, Chicago, Los Angeles and 1251 Building branches and Houston, Atlanta, Dallas, San Francisco and Washington, D.C. representative offices. We also own one bank in the United States, Mizuho Bank (USA), which is engaged primarily in the banking services, trust services and custody business, and Mizuho Securities USA LLC, a U.S. broker dealer engaged in the securities business.
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

Mizuho Financial Group and the former Mizuho Corporate Bank, now Mizuho Bank, became FHCs in December 2006, and Mizuho Americas became an FHC in July 2016. As FHCs, we, Mizuho Bank, and Mizuho Americas and the companies under their control are permitted to engage in a broader range of activities in the U.S. and abroad than permitted for bank holding companies and their subsidiaries. For example, FHC status under the BHCA permits banking groups in the United States to engage in comprehensive investment banking businesses, such as the underwriting of and dealing in corporate bonds, equities and other types of securities, and therefore enables our group to promote our investment banking business on a broader basis in the United States. FHC status also permits banking groups in the United States to engage in merchant banking activities, as described above.
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
The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with significant consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign banking organization is subject to comparable home country standards. In February 2014, the Federal Reserve Board finalized rules (the “FBO Rules”) under Regulation YY that impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Bank. Under the FBO Rules, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. Additionally, in August 2018, the Federal Reserve Board finalized single counterparty credit limits for large foreign banking organizations with respect to their U.S. operations. In addition, under the FBO Rules, foreign banking organizations with consolidated U.S. assets of $50 billion or more (excluding the assets of U.S. branches and agencies) are, as of July 1, 2016, required to establish or designate a separately capitalized top-tier
U.S. intermediate holding company (“IHC”) that would hold all of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis. In consideration of certain enhanced prudential requirements under the FBO Rules, we established a new U.S. bank holding company, Mizuho Americas, a wholly owned direct subsidiary of Mizuho Bank as of July 1, 2016. Mizuho Americas is currently the holding company for our U.S. bank subsidiary, Mizuho Bank (USA), our U.S. securities broker-dealer, Mizuho Securities USA LLC, and certain other of our U.S. subsidiaries. The establishment of Mizuho Americas was part of a larger internal corporate reorganization, which was taken with the aim of, among other things, strengthening corporate governance practices and operations.
On May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”) was signed into law. Among other regulatory changes, the EGRRCPA raised the threshold for automatic application of enhanced prudential standards to foreign banking organizations (“FBOs”) under the Dodd-Frank Act. The EGRRCPA, however, did not require the Federal Reserve Board to change the enhanced prudential standards applicable to FBOs with more than $100 billion in total consolidated assets, such as us.
In October 2019, the Federal Reserve Board finalized a rule to implement the EGRRCPA’s changes to the application of enhanced prudential standards for large U.S. banking organizations and FBOs (the “Tailoring Rule”). The Tailoring Rule delineates three categories, Category II, Category III and Category IV, of enhanced prudential standards applicable to FBOs based on an FBO’s asset size and other factors such as the degree of the cross-jurisdictional activity, reliance on short-term wholesale funding, nonbank assets, and off-balance
sheet exposures of an FBO’s U.S. operations. The Tailoring Rule generally determines the stringency of enhanced prudential standards applicable to FBOs based on the risk profile of the FBO’s U.S. operations, rather than its global footprint, with most enhanced prudential standards applying only to FBOs with combined U.S. assets of at least $100 billion. FBOs with global assets of $100 billion or more and relatively limited U.S. presence will be subject to certain minimum standards, with the Federal Reserve Board relying primarily on compliance with comparable home-country prudential standards with respect to such FBOs.

We are subject to enhanced prudential standards tailored by the Tailoring Rule.
Also in October 2019, the Federal Reserve Board and the FDIC finalized a rule (the “Resolution Planning Rule”) that modifies resolution plan requirements according to the EGRRCPA. The Resolution Planning Rule tailors those requirements based on the category as determined by the Tailoring Rule.
Under Section 13 of the Bank Holding Company Act, as amended by the EGRRCPA, also known as the “Volcker Rule,” any insured depository institution (subject to certain exceptions including for depository institutions that do not have, and are not controlled by a company that has, more than $10 billion in total consolidated assets and significant trading assets and liabilities), any company that controls such an institution, any
non-U.S.
bank with branches in the United States, such as Mizuho Bank, and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. In December 2013, U.S. financial regulators approved final rules implementing the Volcker Rule, and established a deadline of July 21, 2015 for banking entities to conform their activities and investments to the requirements of the final rules. In December 2014, the Federal Reserve Board extended the conformance period to July 21, 2017 for investments in and relationships with certain funds that were in place prior to December 31, 2013. In addition, prior to the expiration of the general conformance period, banking entities with investments in or relationships with certain “illiquid” funds” were permitted to seek an additional one-time
extension by the Federal Reserve Board of up to five years. All investments in and relationships with funds covered by the Volcker Rule made after December 31, 2013 must have been divested or restructured by July 21, 2015. In July 2019, U.S. federal regulatory agencies adopted amendments to the Volcker Rule regulations to implement the Volcker Rule amendments included in the EGRRCPA, and also in 2019 such U.S. federal regulatory agencies adopted certain targeted amendments to the Volcker Rule regulations to simplify and tailor certain compliance requirements relating to the Volcker Rule. In January 2020, U.S. federal regulatory agencies proposed additional revisions to the Volcker Rule’s current restrictions on banking entities sponsoring and investing in certain covered hedge funds and private equity funds, including by proposing new exemptions allowing banking entities to sponsor and invest without limit in credit funds, venture capital funds, customer facilitation funds and family wealth management vehicles. The proposal would also loosen certain other restrictions on extraterritorial fund activities and direct parallel or co-investments
made alongside covered funds.
The current regulatory environment in the United States may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. For example, on May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”) was signed into law. Among other regulatory changes, the EGRRCPA amends various sections of the Dodd-Frank Act, including by modifying the Volcker Rule to exempt depository institutions that do not have, and are not controlled by a company that has, more than $10 billion in total consolidated assets or significant trading assets and liabilities, and by raising the threshold for automatic application of enhanced prudential standards to FBOs under the Dodd-Frank Act. The scope of any additional future legislation is not possible to determine at this time, and we cannot predict what impact, if any, such future legislative developments will have on us if and when such legislation is enacted.
Cybersecurity and privacy developments in Europe and the U.S.
The European Union General Data Protection Regulation (“GDPR”) replaced the existing E.U. Data Protection Directive and, as a regulation, took effect in all EU member states from May 25, 2018. Although a number of the existing principles for the protection of personal data remains, the GDPR is designed to harmonize data privacy laws across Europe and reshape the way organizations approach data privacy. The GDPR introduced new obligations and expanded its territorial reach. It applies to all organizations processing or holding personal data of EU ‘data subjects’ (regardless of the organization’s location) as well as to organizations outside the EU that offer goods or services in the EU, or that monitor the behavior of EU data subjects. Personal data is information that can be used to identify a natural person, including a name, a photo, an email address, or a computer IP address. Compliance with the GDPR requires companies to analyze and evaluate how they handle data in the ordinary course of their business, from processes to technology. It imposes a prescriptive approach to compliance requiring organizations to demonstrate and record compliance and to provide much more detailed information to data subjects regarding processing. EU data subjects need to be given full disclosure about how their personal data is used and stored. In that connection, consent must be explicit and companies must be in a position to delete information from their global systems permanently if consent were withdrawn. Financial regulators and data protection authorities throughout the EU have significantly increased audit and investigatory powers under GDPR to probe how personal data is being used and processed. Penalties for non-compliance
are material. Serious breaches of GDPR may result in antitrust-like fines on companies of up to the greater of
€
20 million or 4% of global group turnover in the preceding year, regulatory action and reputational risk.
In the United States, federal and state regulators, including the Financial Industry Regulatory Authority (“FINRA”) and the NYDFS, have increasingly focused on cybersecurity risks and responses for regulated entities. For example, on March 1, 2017, the revised NYDFS cybersecurity regulation became effective. The regulation applies to any person licensed or chartered by the NYDFS, including New York state-chartered banks and NYDFS-licensed branches of
non-U.S.
banks such as Mizuho Bank (USA) and the New York branch of Mizuho Bank, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion”, including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public
information. Each covered entity must monitor its systems and networks and notify the superintendent of the NYDFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the covered entity has been required to file an annual certification confirming compliance with the NYDFS regulations since February 15, 2018. Similarly, FINRA has identified cybersecurity as a significant risk and assesses firms’ programs to mitigate those risks.
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
Our affiliate Mizuho Bank is our only affiliate to have engaged in activity that is relevant for this purpose. Mizuho Bank maintains compliance policies and procedures to conform its operations to all applicable economic sanctions laws and regulations, and is increasing resources dedicated to this effort. In that context, and only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions,
non-U.S.
branches of Mizuho Bank engage in a limited number of activities reportable under Section 219.
No branches of Mizuho Bank were involved in any of these activities in the fiscal year ended March 31, 2020.
Activities through correspondent banking accounts
In the fiscal year ended March 31, 2020, Mizuho Bank continued to maintain accounts for Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, but conducted no funds transfers through these accounts or through other correspondent banking accounts on behalf of such Iranian banks. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Mizuho Bank will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.
Other Jurisdictions
Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.
4.C. Organizational Structure
The following diagram shows our basic corporate structure as of March 31, 2020:

Note:
(1)	JTC Holdings, in which we have a 27.0% equity interest, is an equity-method affiliate of ours. JTC Holdings, Japan Trustee Services Bank, Ltd. and Trust & Custody Services Bank, Ltd., which are equity-method
affiliates of ours, plan to merge as of July 27, 2020 and to change the trade name of the merged entity to “Custody Bank of Japan, Ltd.”
(2)	Mizuho Information & Research Institute, Inc., Mizuho Research Institute Ltd. and Mizuho Trust Systems Company, Limited are scheduled to merge in April 2021.
(3)	Mizuho Financial Group has a 35.0% equity interest in Mizuho Operation Service, Ltd. and has added it to the core group companies as an equity-method affiliate as of June 30, 2020.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2020:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	95.8%	95.8%
Mizuho Research Institute Ltd	Japan	Research and consulting	100.0%	100.0%
Mizuho Information & Research Institute, Inc	Japan	Information technology	100.0%	100.0%
Asset Management One Co., Ltd.	Japan	Investment management	70.0%	51.0%
Mizuho Private Wealth Management Co., Ltd	Japan	Consulting	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Realty Co., Ltd.	Japan	Real estate agency	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
UC Card Co., Ltd.	Japan	Credit card	100.0%	100.0%
Mizuho Realty One Co., Ltd.	Japan	Holding company	100.0%	100.0%
Mizuho Business Service Co., Ltd.	Japan	Subcontracted operations	100.0%	100.0%
Defined Contribution Plan Services Co., Ltd	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
J.Score Co., Ltd.	Japan	Lending	50.0%	50.0%
Mizuho Trust Systems Company, Limited	Japan	Subcontracted calculation services, software development	50.0%	50.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho Americas LLC	USA	Holding company	100.0%	100.0%
Mizuho Bank (China), Ltd	China	Banking	100.0%	100.0%
Mizuho International plc	UK	Securities and banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA LLC	USA	Securities	100.0%	100.0%
Mizuho Capital Markets LLC	USA	Derivatives	100.0%	100.0%
Mizuho Bank Europe N.V.	Netherlands	Banking and securities	100.0%	100.0%
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	USA	Banking and trust	100.0%	100.0%
Mizuho Securities Europe GmbH	Germany	Securities	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

4.D. Property, Plant and Equipment
The following table shows the breakdown of our premises and equipment at cost as of March 31, 2019 and 2020:

	As of March 31,
	2019	2020
	(in millions of yen)
Land	¥563,032	¥557,943
Buildings	826,781	657,774
Equipment and furniture	472,186	442,302
Leasehold improvements	97,508	228,383
Construction in progress	37,174	73,164
Software	1,366,481	1,359,120

Total	3,363,162	3,318,686
Less: Accumulated depreciation and amortization	1,462,210	1,462,438

Premises and equipment—net	¥1,900,952	¥1,856,248

Our head office is located at
1-5-5
Otemachi,
Chiyoda-ku,
Tokyo, Japan. The headquarter building is leased from a third party.
The total area of land related to our material office and other properties as of March 31, 2020 was approximately 626,000 square meters for owned land and approximately 13,000 square meters for leased land.
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
Table of Contents for Item 5.

Overview
The Mizuho Group
We provide a broad range of financial services in domestic and overseas markets. Our principal activities and subsidiaries are the following:
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
Fee and commission include the following:
•	fee and commission from securities-related business, including brokerage fee and commission related to the execution of customer transactions and sales commission of investment trusts and asset-based revenue, which mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts;

•	fee and commission from deposits, including fees related to deposits such as account transfer charges;

•	fee and commission from lending business, including fees related to the arrangement of syndicated loans and other financing transactions such as arrangement fees related to management buy-out
transactions;

•	fee and commission from remittance business, including service charges for domestic and international funds transfers and collections;

•	fee and commission from asset management business, including investment trust management fees and investment advisory fees for investment trusts;

•	fee and commission from trust-related business, including trust fees earned primarily through fiduciary asset management and administration service for corporate pension plans and investment funds and other trust-related fees such as brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust and charges for stock transfer agent services;

•	fee and commission from agency business, including administration service fees related to our agency business such as Japan’s principal public lottery program and revenue from standing proxy services; and

•	fees for other customer services, including various revenues such as guarantee fees, sales commissions of life insurance, service charges for electronic banking, financial advisory fees and service charges for software development.

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
As to the recent economic environment, the global economy showed a slowdown, primarily in the manufacturing industry, due to factors such as uncertainty related to the trade disputes between the United States and China. Furthermore, toward the end of the fiscal year ended March 31, 2020, the global economy began to show signs indicative of a state of crisis due to the worldwide spread of
COVID-19.
In Japan, the real gross domestic product growth rate fell sharply negative in the fourth quarter of calendar year 2019, partly due to the impact of the consumption tax increase amid the sluggishness in export and production activities. In response to the spread of
COVID-19,
the Bank of Japan decided to expand financial support measures for businesses and increase purchases of exchange-traded funds and corporate bonds, and the government has also taken a series of emergency measures. However, economic activities are contracting at an accelerating pace.
In the United States, the economy had been expanding, but the economic base began to deteriorate rapidly, including a substantial decline in the rate of employment due to the impact of the spread of
COVID-19.
In light of such circumstances, the Federal Reserve Board (“FRB”) cut interest rates as an emergency measure twice in March 2020, and the Trump administration implemented $2 trillion worth of economic measures. However, concerns about a further decline in the economy have not been dispelled.

In Europe, where the economy remained weak, the European Central Bank (“ECB”) decided to purchase assets and expand long-term refinancing operations in response to the spread of
COVID-19
throughout Europe. However, the economic situation is becoming increasingly serious.
In Asia, the Chinese economy remained stagnant. The growth of production, investment and consumption has slowed as economic activities have contracted since the beginning of 2020 due to
COVID-19,
in addition to the impact of trade friction with the United States.
In emerging countries, currency depreciation and capital outflows have been observed, partly due to the fall in the prices of crude oil and other resources.
As for the future outlook of the global economy, negative growth is expected due to the impact of the spread of
COVID-19.
While monetary easing and economic stimulus measures implemented in each country are expected to have a positive effect on the economy, there is a concern that, if the impact becomes prolonged, demand will decrease further due to worsening employment and income situations. The Japanese economy is expected to remain in a difficult situation for the time being, due to factors such as decreased consumption, primarily in the service-related sector, and capital investments.
Key indicators of Japanese economic conditions in recent periods include the following:
•	Japan’s real gross domestic product on a
year-on-year
basis increased by 0.3% in the fiscal year ended March 31, 2019 and almost unchanged in the fiscal year ended March 31, 2020. During the fiscal year ended March 31, 2020, the year-on-year
growth rates were 0.9%, 1.7%, minus 0.7%, and minus 1.7%, for the quarters ended June 30, September 30, December 31 and March 31, respectively. Japan’s core nationwide consumer price index increased by 0.7%, 0.8% and 0.6% in the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

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

In July 2018, the Bank of Japan decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates, and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control.” In its forward guidance, the Bank of Japan stated its intention to maintain the current extremely low levels of short-term and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices, including the effects of the consumption tax hike scheduled to take place in October 2019. The Bank of Japan also indicated its aim to ease the yield curve, stating that it would purchase Japanese government bonds so that the yield of
10-year
Japanese government bonds will remain at

around 0%, although such yield could move upward and downward to some extent mainly depending on developments in economic activity and prices, and the Bank of Japan would purchase the Japanese government bonds in a flexible manner with regard to the purchase amount. In addition, the Bank of Japan decided to reduce the size of the excess balances in financial institutions’ current account to which a negative interest rate is applied under the condition that yield curve control can be conducted appropriately.
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
In October 2019, the Bank of Japan judged that, although there had been no further increase in the possibility that the momentum toward achieving the price stability target would be lost, it was necessary to continue to pay close attention to the possibility. With a view to clarifying this recognition, the Bank of Japan decided on a new forward guidance for policy rates, in respect of which, the Bank of Japan stated its expectation that short-term and long-term interest rates will remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.
In March 2020, in light of the impact of the spread of
COVID-19,
the Bank of Japan judged it appropriate to enhance monetary easing through (1) the further ample supply of funds by conducting various operations including purchases of Japanese government bonds and the U.S. dollar funds-supplying operations, (2) measures to facilitate corporate financing including the introduction of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”,
and (3) active purchases of exchange-traded funds and Japan real estate investment trusts.
Furthermore, in April 2020, the Bank of Japan judged it appropriate to enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, (2) strengthening of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”,
and (3) further active purchases of Japanese government bonds and treasury discount bills.
The yields on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, were 0.049%, minus 0.081% and 0.022% as of March 30, 2018, March 29, 2019 and March 31, 2020, respectively. The yield fluctuated between minus 0.285% and 0.083% during the fiscal year ended March 31, 2020. Thereafter, the yield decreased to 0.005% as of May 29, 2020.
•	According to Teikoku Databank, a Japanese research institution, there were 8,285 corporate bankruptcies in the fiscal year ended March 31, 2018, involving approximately ¥2.6 trillion in total liabilities, 8,057 corporate bankruptcies in the fiscal year ended March 31, 2019, involving approximately ¥1.6 trillion in total liabilities, and 8,480 corporate bankruptcies in the fiscal year ended March 31, 2020, involving approximately ¥1.2 trillion in total liabilities. The number of corporate bankruptcies showed an increase from the previous fiscal year for the first time in two years. The amount of total liabilities decreased by approximately ¥0.3 trillion from the previous fiscal year.

•	The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 13.5% to ¥21,454.30 during the fiscal year ended March 31, 2018, followed by a 1.2% decrease to ¥21,205.81 during the fiscal year ended March 31, 2019 and a 10.8% decrease to ¥18,917.01 during the fiscal year ended March 31, 2020. Thereafter, the Nikkei Stock Average increased to ¥21,877.89 as of May 29, 2020.

•	The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥106.19 to $1.00 as of March 30, 2018, ¥110.75 to $1.00 as of March 29, 2019 and ¥108.42 to $1.00 as of March 31, 2020. The rate fluctuated between ¥102.24 and ¥112.02 to $1.00 during the fiscal year ended March 31, 2020. Thereafter, the yen strengthened to ¥107.21 to $1.00 as of May 29, 2020.

•	According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 2.8% in the fiscal year ended March 31, 2018, increased by 0.7% in the fiscal year ended March 31, 2019 and decreased by 7.3% in the fiscal year ended March 31, 2020.

•	According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan increased by 0.3%, 0.6% and 0.8% in calendar years 2017, 2018 and 2019, respectively.

Capital Improvements
All yen figures and percentages in this subsection are truncated.
We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.
Strengthening of Stable Capital Base
Common Equity Tier1 capital as of March 31, 2020 decreased slightly compared to March 31, 2019 due mainly to a decrease in net unrealized gains (losses) on other securities as a result of the declines in the stock market, partly offset by profit attributable to owners of parent (under Japanese GAAP).
With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible regulatory capital instruments subject to phase-out
arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2019, we redeemed ¥303.0 billion of non-dilutive
Tier 1 preferred securities issued by our overseas special purpose company in July 2008. With respect to Tier 2 capital, in June 2019, September 2019 and October 2019, we redeemed ¥54.0 billion, ¥33.0 billion and ¥80.0 billion of dated subordinated bonds issued by our subsidiary bank in June 2009, September 2009 and October 2012, respectively. In July 2019, December 2019 and June 2020, we redeemed ¥20.0 billion, ¥15.0 billion and ¥10.0 billion of dated subordinated bonds with a write-down feature that are Basel
III-eligible
Tier 2 capital instruments issued by Mizuho Financial Group in July 2014, December 2014 and June 2015, respectively.
With respect to new issuances of Additional Tier 1 capital, in July 2019, we issued ¥235.0 billion of perpetual subordinated bonds with an optional redemption clause and a write-down clause that are Basel
III-eligible
Additional Tier 1 capital instruments through public offerings to wholesale investors in Japan. With respect to new issuances of Tier 2 capital, in June 2019 and October 2019, we issued ¥90.0 billion and ¥158.0 billion, respectively, of dated subordinated bonds with a write-down feature that are Basel
III-eligible
Tier 2 capital instruments through public offerings to wholesale and retail investors in Japan.
Our Common Equity Tier 1 capital ratio under Basel III was 12.76% and 11.65% as of March 31, 2019 and 2020, respectively.
Steady Returns to Shareholders
Annual cash dividends for the fiscal year ended March 31, 2020 were ¥7.5 per share of common stock (including interim dividend payments of ¥3.75 per share), which was the same amount as the annual cash dividend per share for the previous fiscal year.

We continuously consider the optimal balance between strengthening of stable capital base and steady returns to shareholders. We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, capital and domestic and international regulatory trends such as the Basel framework and determine cash dividend payments for each term.
Business Trends
See “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Item 5. Operating and Financial Review and Prospects—Financial Condition.”
Others
Impact of the COVID-19 pandemic
The ongoing COVID-19 pandemic has put pressure on the global economy, including Japan. This challenging market environment adversely affected our financial results for the fiscal year ended March 31, 2020, resulting in a significant increase in credit-related costs as well as an increase in impairment losses related to Japanese stocks (based on Japanese GAAP). The increase in credit-related costs was due mainly to the impact of the COVID-19 pandemic, including additional reserves recorded from a forward-looking perspective (based on Japanese GAAP). For more information, refer to “Item 3.D. Key Information—Risk Factors.”
We currently expect that the COVID-19 pandemic will continue to have a negative impact on our consolidated earnings and profitability through the fiscal year ending March 31, 2021 based on management’s expectation that the global economy will experience the greatest pressure from the pandemic in the first half of the fiscal year and then move into a recovery stage towards the end of the fiscal year. The extent to which COVID-19 impacts our business, client and borrowers will depend on future developments, which are highly uncertain and cannot be predicted. Among many potential factors from the COVID-19 pandemic that may impact negatively our future results of operations, there is a high likelihood that credit-related costs for the fiscal year ending March 31, 2021 (based on Japanese GAAP) will be even larger than those in the fiscal year ended March 31, 2020.
We also expect a temporary increase in risk-weighted assets as a result of downgrades in borrowers’ credit ratings and an increase in loans to support our customers with liquidity needs, which would apply downward pressure on our common equity tier 1 capital ratio and other capital adequacy ratios, and that such impact will recede gradually as the economic environment recovers from the effects of the pandemic.
The outlook for the fiscal year ending March 31, 2021 set forth above is based on earnings estimates that we prepared under Japanese GAAP, which is the basis of accounting that we use for financial reporting purposes in Japan and Japanese bank regulatory purposes. We do not prepare estimates of our results of operations based on U.S. GAAP, and it is uncertain whether our outlook for the fiscal year ending March 31, 2021 would be substantially different if it had been based on U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP.”
Our current expectations of the impact of the COVID-19 pandemic are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are based on management’s current views with respect to future events and are subject to risks, uncertainties and assumptions. The forward-looking statements are based on specific estimates, judgments and assumptions, including prospective assumptions about the operating environment, macroeconomic conditions and the financial and operating conditions of our customers and counterparties. Due to the significant risks and uncertainties associated with these estimates, judgments and assumptions, as well as the continuously evolving nature of the COVID-19 pandemic, there can be no assurance that the actual impact of the COVID-19 pandemic on our financial condition, results of operations and capital adequacy ratios will be in line with our estimates or current expectations. We expressly disclaim any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.
See “Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors” for a further discussion of risks and uncertainties, including risks specifically related to the impact of the COVID-19 pandemic on our business, financial condition and results of operations, and other factors that could cause actual results to differ materially because of those risks and uncertainties.
Integration of our three consolidated subsidiaries
In May 2020, we decided to integrate three consolidated subsidiaries of Mizuho Financial Group, Mizuho Information & Research Institute, Inc., Mizuho Research Institute Ltd. and Mizuho Trust Systems Company, Limited in April 2021 with Mizuho Information & Research Institute, Inc. as the surviving entity. The purpose of the integration is to significantly improve the ability of Mizuho Information & Research Institute, Inc. as the
non-financial
business core company in Mizuho group to provide “New value beyond the conventional boundaries of finance” by organically combining and amalgamating each company’s research, consulting and IT development capabilities.
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house
company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2019 was ¥1,419.8 billion, and we have reduced such amount by ¥147.8 billion as of March 31, 2020.
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

•
Adjustment of allowance based on ASC 450.
In addition to the allowance for loan losses based on historical loss factors, the allowance amounts are adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting key lending areas, credit quality trends, specific industry conditions and recent loss experience in the segments of the loan portfolio. Additionally, the allowance for loan losses is adjusted, where appropriate, to reflect significant uncertain economic and business conditions, such as the COVID-19 pandemic. For March 31, 2020, we have incorporated the estimated impact of the COVID-19 pandemic into the allowance for loan losses by adjusting its ASC 450 collective allowance; specifically, we identified the industries and obligors which are most likely to be affected by the COVID-19 pandemic and adjusted our historical loss formula-based allowance for these loan groups, using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product. For loans which are not deemed to be impaired under ASC 310 but to which special isolated risks apply, management assesses each loan individually to determine appropriate allowance amounts in lieu of mechanically applying the ASC 450 formula-based allowance.

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
Valuation of Deferred Income Taxes
Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. Pursuant to ASC 740, “Income Taxes” (“ASC 740”), a valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized, based on projected future income, future reversals of existing taxable temporary differences and tax-planning
strategies. Because we have not adopted consolidated taxation, deferred tax assets and liabilities, including the impact of a valuation allowance, are calculated separately for each member of our consolidated group.

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

Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2019 and 2020. For the discussion on our operating results for the fiscal year ended March 31, 2019, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2018 and 2019, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results” in our annual report on Form 20-F for the fiscal year ended March 31, 2019, filed with the SEC on July 5, 2019.
The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions of yen)
Interest and dividend income	¥2,207	¥2,150
Interest expense	1,313	1,271

Net interest income	894	879
Provision (credit) for loan losses	32	156

Net interest income after provision (credit) for loan losses	862	723
Noninterest income	1,222	1,308
Noninterest expenses	1,999	1,878

Income before income tax expense	85	153
Income tax expense	9	47

Net income	76	106
Less: Net income (loss) attributable to noncontrolling interests	(9)	(44)

Net income attributable to MHFG shareholders	¥85	¥150

The following is a discussion of major components of our net income attributable to MHFG shareholders for the fiscal years ended March 31, 2019 and 2020.

Net Interest Income
The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019			2020
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥38,914	¥26	0.07%	¥34,333	¥26	0.08%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	6,201	32	0.51	9,322	27	0.30
Trading account assets	5,930	71	1.19	7,753	72	0.93
Investments	20,109	137	0.68	16,532	85	0.51
Loans	55,897	531	0.95	54,777	535	0.98

Total interest-earning assets	127,051	797	0.63	122,717	745	0.61

Deposits	87,168	94	0.11	87,143	90	0.10
Short-term borrowings (1)	14,011	69	0.49	10,918	63	0.58
Trading account liabilities	1,735	34	1.93	1,591	41	2.59
Long-term debt	12,285	217	1.77	9,631	198	2.05

Total interest-bearing liabilities	115,199	414	0.36	109,283	392	0.36

Net	11,852	383	0.27	13,434	353	0.25

Foreign:
Interest-bearing deposits in other banks	5,951	95	1.59	5,716	79	1.39
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	9,924	228	2.30	11,301	249	2.21
Trading account assets	9,197	141	1.53	8,859	150	1.69
Investments	4,471	95	2.13	4,096	81	1.98
Loans	28,037	851	3.03	28,827	846	2.94

Total interest-earning assets	57,580	1,410	2.45	58,799	1,405	2.39

Deposits	26,693	519	1.95	27,507	526	1.91
Short-term borrowings (1)	15,094	357	2.37	15,112	334	2.21
Trading account liabilities	1,249	16	1.29	1,009	12	1.16
Long-term debt	701	7	0.95	678	7	1.13

Total interest-bearing liabilities	43,737	899	2.06	44,306	879	1.98

Net	13,843	511	0.39	14,493	526	0.41

Total:
Total interest-earning assets	184,631	2,207	1.20	181,516	2,150	1.19
Total interest-bearing liabilities	158,936	1,313	0.83	153,589	1,271	0.83

Net	¥25,695	¥894	0.37	¥27,927	¥879	0.36

Note:
(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Interest and dividend income decreased by ¥57 billion, or 2.6%, from the previous fiscal year to ¥2,150 billion in the fiscal year ended March 31, 2020. Domestic interest and dividend income accounted for ¥745 billion of the total amount, a decrease of ¥52 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥1,405 billion, a decrease of ¥5 billion from the previous fiscal year.
Long-term interest rates continued to be in the vicinity of 0% under the Bank of Japan’s “Quantitative and Qualitative Monetary Easing with Yield Curve Control.” Short-term interest rates also continued to be in the vicinity of 0%. Under such circumstances, the average yield on domestic loans slightly increased by 0.03 percentage points from the previous fiscal year to 0.98% in the fiscal year ended March 31, 2020, and the average rate on domestic deposits remained at a low level and slightly decreased by 0.01 percentage points from the previous fiscal year to 0.10% in the fiscal year ended March 31, 2020. The average yield on foreign loans decreased by 0.09 percentage points from the previous fiscal year to 2.94% in the fiscal year ended March 31, 2020, and the average rate on foreign deposits slightly decreased by 0.04 percentage points from the previous fiscal year to 1.91% in the fiscal year ended March 31, 2020.
The decrease in domestic interest and dividend income was due mainly to a decrease in interest income from investments. The decrease in interest income from investments was due mainly to the absence of income related to the redemption of a portion of our holdings of preferred stock of a Japanese corporation in the previous fiscal year. Changes in the average yields on domestic interest-earning assets contributed to a decrease in interest and dividend income of ¥43 billion, and changes in the average balances of domestic interest-earning assets contributed to a decrease of ¥9 billion, resulting in the ¥52 billion decrease in domestic interest and dividend income.
The decrease in foreign interest and dividend income was due mainly to decreases in interest income from interest-bearing deposits from other banks and investments. The decrease in interest income from interest-bearing deposits from other banks and investments were due mainly to a decrease in the average yield. Changes in the average yield on foreign interest-earning assets contributed to a decrease in interest and dividend income of ¥41 billion, and changes in the average balance of foreign interest-earning assets contributed to an increase of ¥36 billion, resulting in the ¥5 billion overall decrease in foreign interest and dividend income.
Interest expense decreased by ¥42 billion, or 3.2%, from the previous fiscal year to ¥1,271 billion in the fiscal year ended March 31, 2020. Domestic interest expense accounted for ¥392 billion of the total amount, a decrease of ¥22 billion from the previous fiscal year, and foreign interest expense accounted for ¥879 billion of the total amount, a decrease of ¥20 billion from the previous fiscal year.
The changes in the average interest rates on domestic interest-bearing liabilities contributed to an increase in interest expense of ¥43 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to a decrease in interest expense of ¥65 billion, resulting in the ¥22 billion overall decrease in domestic interest expense.
The decrease in foreign interest expense was due mainly to decreases in the average interest rates on foreign deposits and short-term borrowings. The changes in the average interest rates on foreign interest-bearing liabilities contributed to a decrease in interest expense of ¥33 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an increase in interest expense of ¥13 billion, resulting in the ¥20 billion overall decrease in foreign interest expense.
As a result of the foregoing, net interest income decreased by ¥15 billion, or 1.7%, from the previous fiscal year to ¥879 billion. The average interest rate spread declined by 0.01 percentage points from the previous fiscal year to 0.36% in the fiscal year ended March 31, 2020. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods.

Provision (Credit) for Loan Losses
Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Provision for loan losses increased by ¥124 billion from March 31, 2019 to ¥156 billion at March 31, 2020. The increase was due mainly to reflection of the impact of
COVID-19
pandemic as well as the deterioration of credit status of certain domestic borrowers.
Noninterest Income
The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions of yen)
Fee and commission	¥853	¥868
Fee and commission from deposits and lending business	152	158
Fee and commission from securities-related business	145	139
Fee and commission from trust related business	125	129
Fee and commission from remittance business	110	112
Fee and commission from asset management business	98	99
Fee and commission from agency business	36	32
Fee and commission from guarantee related business	29	29
Fees for other customer services	158	170
Foreign exchange gains (losses)—net	94	44
Trading account gains (losses)—net	329	746
Investment gains (losses)—net	(160)	(526)
Debt securities	(4)	31
Equity securities	(156)	(557)
Equity in earnings (losses) of equity method investees—net	29	34
Gains on disposal of premises and equipment	5	3
Other noninterest income	72	139

Total noninterest income	¥1,222	¥1,308

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Noninterest income increased by ¥86 billion, or 7.0%, from the previous fiscal year to ¥1,308 billion in the fiscal year ended March 31, 2020. The increase was due mainly to an increase in trading account gains—net of ¥417 billion, offset in part by an increase in investment losses—net of ¥366 billion.
Fee and commission
Fee and commission increased by ¥15 billion, or 1.8%, from the previous fiscal year to ¥868 billion in the fiscal year ended March 31, 2020. The increase was due mainly to an increase in fee and commission from deposits and lending business of ¥6 billion, or 3.9%, offset in part by a decrease in fee and commission from securities-related business of ¥6 billion, or 4.1%.
Foreign exchange gains (losses)—net
Foreign exchange gains—net decreased by ¥50 billion, or 53.2%, from the previous fiscal year to ¥44 billion in the fiscal year ended March 31, 2020. The decrease was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2020.

Trading account gains (losses)—net
Trading account gains—net increased by ¥417 billion, or 126.7%, from the previous fiscal year to ¥746 billion in the fiscal year ended March 31, 2020. The increase in trading account gains—net was due mainly to an increase in gains related to changes in the fair value of receive-fixed, pay-variable
interest-rate swaps reflecting a decline in long-term interest rates and an increase in gains related to changes in the fair value of foreign currency-denominated securities.
Investment gains (losses)—net
Investment losses—net increased by ¥366 billion, or 228.8%, from the previous fiscal year to ¥526 billion in the fiscal year ended March 31, 2020, among which investment losses—net related to equity securities increased by ¥401 billion, or 257.4%, from the previous fiscal year to ¥557 billion in the fiscal year ended March 31, 2020. The increase in investment losses related to equity securities was due mainly to an increase in losses related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2020, which mostly reflected the relative weakness in market conditions. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.
Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions of yen)
Salaries and employee benefits	¥683	¥677
General and administrative expenses	762	649
Occupancy expenses	208	215
Fee and commission expenses	190	194
Provision (credit) for losses on off-balance-sheet instruments	(9)	19
Other noninterest expenses	165	124

Total noninterest expenses	¥1,999	¥1,878

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Noninterest expenses decreased by ¥121 billion, or 6.1%, from the previous fiscal year to ¥1,878 billion in the fiscal year ended March 31, 2020. The decrease was due mainly to a decrease in general and administrative expenses of ¥113 billion, or 14.8%, offset in part by an increase in provision for losses on off-balance-sheet
instruments of ¥19 billion compared to credit for losses on
off-balance-sheet
instruments of ¥9 billion in the previous fiscal year.
General and administrative expenses
General and administrative expenses decreased by ¥113 billion, or 14.8%, from the previous fiscal year to ¥649 billion in the fiscal year ended March 31, 2020. Depreciation of the next-generation IT systems started from the previous fiscal year. In the previous fiscal year, the software related to the system migration, which is related to the next-generation IT systems, was immediately depreciated. There was no such charge in the fiscal year ended March 31, 2020.
Provision (credit) for losses on
off-balance-sheet
instruments
Provision (credit) for losses on
off-balance-sheet
instruments was a provision of ¥19 billion in the fiscal year ended March 31, 2020 compared to a credit of ¥9 billion in the previous fiscal year. The change was due mainly to an increase in allowance for losses on guarantees related to the impact of the COVID-19 pandemic on the credit quality of obligors.

Income Tax Expense
The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,
	2019	2020
	(in billions of yen)
Current:
Domestic	¥116	¥96
Foreign	50	53

Total current tax expense	166	149
Deferred:
Domestic	(162)	(111)
Foreign	5	9

Total deferred tax expense (benefit)	(157)	(102)

Total income tax expense	¥9	¥47

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Income tax expense increased by ¥38 billion, or 422.2%, from the previous fiscal year to ¥47 billion in the fiscal year ended March 31, 2020 due to a decrease in current tax expense of ¥17 billion and a decrease in deferred tax benefit of ¥55 billion. The decrease in current tax expense was due mainly to a decrease in the taxable income of MHFG. The decrease in deferred tax benefit was due mainly to decreases in deferred tax liabilities of principal banking subsidiaries.
We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan was immaterial.

The following table shows the components of deferred tax assets (liabilities) as of March 31, 2019 and 2020:

	As of March 31,
	2019	2020
	(in billions of yen)
Deferred tax assets:
Lease liabilities	¥—	¥192
Allowance for loan losses	123	166
Premises and equipment	74	78
Available-for-sale securities	—	6
Derivative financial instruments	48	5
Investments	—	4
Net operating loss carryforwards	168	163
Other	216	201

Gross deferred tax assets	629	815

Valuation allowance	(158)	(165)

Deferred tax assets, net of valuation allowance	471	650
Deferred tax liabilities:
Prepaid pension cost and accrued pension liabilities	248	203
ROU assets	—	189
Trading securities	9	58
Investments	198	—
Available-for-sale securities	12	—
Other	62	89

Gross deferred tax liabilities	529	539

Net deferred tax assets (liabilities)	¥(58)	¥111

Net Loss Attributable to Noncontrolling Interests
Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Net loss attributable to noncontrolling interests increased by ¥35 billion, or 388.9%, from the previous fiscal year to ¥44 billion in the fiscal year ended March 31, 2020.
Net Income Attributable to MHFG Shareholders
Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥65 billion, or 76.5%, from the previous fiscal year to ¥150 billion in the fiscal year ended March 31, 2020.
Business Segments Analysis
The following discussion relates to our business segment analysis for the fiscal years ended March 31, 2019 and 2020. For the discussion on our business segment analysis for the fiscal year ended March 31, 2019, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2018 and 2019, please refer to “Item 5. Operating and Financial Review and Prospects—Business Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019, filed with the SEC on July 5, 2019.
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
Consolidated gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 were ¥2,072.8 billion, an increase of ¥245.1 billion compared to the fiscal year ended March 31, 2019. Consolidated general and administrative expenses for the fiscal year ended March 31, 2020 were ¥1,411.5 billion, a decrease of ¥29.1 billion compared to the fiscal year ended March 31, 2019. Consolidated equity in earnings of equity method investees—net for the fiscal year ended March 31, 2020 was ¥30.4 billion, a decrease of ¥20.8 billion compared to the fiscal year ended March 31, 2019. Consolidated net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 were ¥672.6 billion, an increase of ¥264.2 billion compared to the fiscal year ended March 31, 2019.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2019 (5) :	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (4)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	¥705.9	¥473.4	¥400.3	¥192.4	¥49.6	¥6.1	¥1,827.7
General and administrative expenses (2)	713.5	205.7	237.9	207.5	27.3	48.7	1,440.6
Equity in earnings (losses) of equity method investees—net	18.1	0.9	7.2	—	1.3	23.7	51.2
Amortization of goodwill and others	0.4	0.4	0.4	2.3	8.0	2.1	13.6
Others	—	—	—	—	—	(16.3)	(16.3)

Net business profits (losses) (3) + Net gains (losses) related to ETFs and others	¥10.1	¥268.2	¥169.2	¥(17.4)	¥15.6	¥(37.3)	¥408.4

Fixed assets (6)	¥499.3	¥225.8	¥176.9	¥92.6	¥0.1	¥662.5	¥1,657.2

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2020:	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (4)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	¥673.6	¥462.4	¥417.8	¥410.1	¥48.4	¥60.5	¥2,072.8
General and administrative expenses (2)	668.5	215.1	249.0	208.9	29.0	41.0	1,411.5
Equity in earnings (losses) of equity method investees—net	11.8	2.0	10.3	—	1.3	5.0	30.4
Amortization of goodwill and others	0.4	0.4	0.4	2.3	7.8	1.9	13.2
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses) (3) + Net gains (losses) related to ETFs and others	¥16.5	¥248.9	¥178.7	¥198.9	¥12.9	¥16.7	¥672.6

Fixed assets (6)	¥503.7	¥204.1	¥173.0	¥91.5	¥0.1	¥767.4	¥1,739.8

Notes:
(1)	“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the fiscal years ended March 31, 2019 and 2020, net gains (losses) related to ETFs and others amounted to ¥15.0 billion and ¥10.6 billion, respectively, of which ¥7.3 billion and ¥7.3 billion are included in “Global Markets Company,” respectively.

(2)	“General and administrative expenses” excludes non-allocated gains (losses), net.

(3)	Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(4)	“Others” includes the following items:

•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;

•	consolidating adjustments, including eliminating internal transaction between each segment;

•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and

•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

(5)	Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(6)	“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Fixed assets” has been allocated to each segment starting in the fiscal year ended March 31, 2019 to enhance management’s analysis of the Group’s operations. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Retail & Business Banking Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 were ¥673.6 billion, a decrease of ¥32.3 billion, or 4.6%, compared to the fiscal year ended March 31, 2019. The decrease was attributable mainly to decreases in net interest income and asset management-related revenue.
General and administrative expenses for the fiscal year ended March 31, 2020 decreased by ¥45.0 billion, or 6.3%, compared to the fiscal year ended March 31, 2019 to ¥668.5 billion. The decrease was attributable mainly to the implementation in the previous fiscal year of our structural reform initiatives which led to a write-down of certain fixed assets in such fiscal year, including software attributable to the domestic retail business division and closing of branches.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2020 decreased by ¥6.3 billion, or 34.8%, compared to the fiscal year ended March 31, 2019 to ¥11.8 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 increased by ¥6.4 billion, or 63.4%, compared to the fiscal year ended March 31, 2019 to ¥16.5 billion.
Corporate & Institutional Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 were ¥462.4 billion, a decrease of ¥11.0 billion, or 2.3%, compared to the fiscal year ended March 31, 2019. The decrease was attributable mainly to a decrease in dividend income which was offset in part by increases in loan interest income and solution-related revenue.
General and administrative expenses for the fiscal year ended March 31, 2020 increased by ¥9.4 billion, or 4.6%, compared to the fiscal year ended March 31, 2019 to ¥215.1 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2020 increased by ¥1.1 billion, or 122.2%, compared to the fiscal year ended March 31, 2019 to ¥2.0 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 decreased by ¥19.3 billion, or 7.2%, compared to the fiscal year ended March 31, 2019 to ¥248.9 billion.
Global Corporate Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 were ¥417.8 billion, an increase of ¥17.5 billion, or 4.4%, compared to the fiscal year ended March 31, 2019. The increase was attributable mainly to increases in loan interest income and debt capital markets-related revenue.
General and administrative expenses for the fiscal year ended March 31, 2020 increased by ¥11.1 billion, or 4.7%, compared to the fiscal year ended March 31, 2019 to ¥249.0 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2020 increased by ¥3.1 billion, or 43.1%, compared to the fiscal year ended March 31, 2019 to ¥10.3 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 increased by ¥9.5 billion, or 5.6%, compared to the fiscal year ended March 31, 2019 to ¥178.7 billion.

Global Markets Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 were ¥410.1 billion, an increase of ¥217.7 billion, or 113.1%, compared to the fiscal year ended March 31, 2019. The increase was attributable mainly to an increase of net gains related to bonds in light of declining U.S. interest rates and the lack of the effects of the restructuring of our securities portfolio in respect of past investments in foreign bonds that we conducted in the previous fiscal year.
General and administrative expenses for the fiscal year ended March 31, 2020 increased by ¥1.4 billion, or 0.7%, compared to the fiscal year ended March 31, 2019 to ¥208.9 billion.
As a result, we recorded net business profits + net gains related to ETFs and others of ¥198.9 billion for the fiscal year ended March 31, 2020 compared to net business losses + net gains related to ETFs and others of ¥17.4 billion for the fiscal year ended March 31, 2019.
Asset Management Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 decreased by ¥1.2 billion, or 2.4%, compared to the fiscal year ended March 31, 2019 to ¥48.4 billion. The decrease was attributable mainly to a decrease in dividend income.
General and administrative expenses for the fiscal year ended March 31, 2020 increased by ¥1.7 billion, or 6.2%, compared to the fiscal year ended March 31, 2019 to ¥29.0 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2020 was ¥1.3 billion, unchanged from the fiscal year ended March 31, 2019.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2020 decreased by ¥2.7 billion, or 17.3%, compared to the fiscal year ended March 31, 2019 to ¥12.9 billion.
Geographical Segment Analysis
The following discussion relates to our geographical segment analysis for the fiscal years ended March 31, 2019 and 2020. For the discussion on our geographical segment analysis for the fiscal year ended March 31, 2019, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2018 and 2019, please refer to “Item 5. Operating and Financial Review and Prospects—Geographical Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2019, filed with the SEC on July 5, 2019.

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

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total
	(in billions of yen)
Fiscal year ended March 31, 2019:
Total revenue (1)	¥1,705	¥792	¥66	¥250	¥616	¥3,429
Total expenses (2)	2,082	697	46	203	316	3,344

Income (loss) before income tax expense	(377)	95	20	47	300	85

Net income (loss)	¥(331)	¥85	¥17	¥35	¥270	¥76

Total assets at end of fiscal year	¥133,443	¥25,913	¥4,825	¥15,323	¥18,107	¥197,611
Fiscal year ended March 31, 2020:
Total revenue (1)	¥1,681	¥801	¥95	¥270	¥611	¥3,458
Total expenses (2)	2,009	679	41	239	337	3,305

Income (loss) before income tax expense	(328)	122	54	31	274	153

Net income (loss)	¥(313)	¥100	¥51	¥24	¥244	¥106

Total assets at end of fiscal year	¥137,471	¥34,650	¥4,137	¥15,487	¥19,474	¥211,219

Notes:
(1)	Total revenue includes interest and dividend income and noninterest income.

(2)	Total expenses include interest expense, provision (credit) for loan losses and noninterest expenses.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
In the fiscal year ended March 31, 2020, we recorded a net loss in Japan. Among the geographical regions in which we recorded net income, 24.0% of the net income was derived from the United States, 12.3% from the Americas excluding the United States, 5.6% from Europe and 58.1% from Asia/Oceania excluding Japan, and others. At March 31, 2020, 65.1% of total assets were allocated to Japan, 16.4% to the United States, 2.0% to the Americas excluding the United States, 7.3% to Europe and 9.2% to Asia/Oceania excluding Japan, and others.
In Japan, total revenue decreased by ¥24 billion from the previous fiscal year due primarily to an increase in investment losses related to equity securities, offset in part by an increase in trading account gains—net. The increase in investment losses related to equity securities was due mainly to an increase in losses related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2020, which mostly reflected the relative weakness in market conditions. The increase in trading account gains —net was due mainly to an increase in gains related to changes in the fair value of receive-fixed, pay-variable
interest-rate swaps reflecting a decline in long-term interest rates. Total expenses decreased by ¥73 billion from the previous fiscal year due mainly to a decrease in general and administrative expenses, offset in part by an increase in provision for loan losses. In addition, income tax benefit decreased by ¥31 billion from the previous fiscal year to ¥15 billion in the fiscal year ended March 31, 2020. As a result, net loss in Japan decreased by ¥18 billion. Total assets in Japan increased by ¥4,028 billion due primarily to increases in receivables under resale agreements and loans, offset in part by a decrease in interest-bearing deposits.
In the United States, total revenue increased by ¥9 billion due primarily to increases in interest income from receivables under resale agreements and securities borrowing transactions and loans, including fees, offset in part by a decrease in interest income from deposits in other banks. Total expenses decreased by ¥18 billion due mainly to a decrease in expenses on payables under repurchase agreements and securities lending transactions. As a result, net income in the United States increased by ¥15 billion. Total assets in the United States increased by ¥8,737 billion due primarily to increases in trading account assets and loans.
In the Americas excluding the United States, total revenue increased by ¥29 billion due primarily to a change from trading account losses—net to trading account gains—net. Total expenses decreased by ¥5 billion due mainly to a decrease in expenses on deposits. As a result, net income in the Americas excluding the United States increased by ¥34 billion. Total assets in the Americas excluding the United States decreased by ¥688 billion due primarily to decreases in other assets and trading account assets, offset in part by an increase in loans.
In Europe, total revenue increased by ¥20 billion due primarily to an increase in interest from trading account assets and a change from trading account losses—net to trading account gains—net. Total expenses increased by ¥36 billion due mainly to a change from credit to provision for loan losses. As a result, net income in Europe decreased by ¥11 billion. Total assets in Europe increased by ¥164 billion due primarily to an increase in loans, offset in part by a decrease in interest-bearing deposits.
In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥5 billion due primarily to decreases in trading account gains—net and interest income from loans, offset in part by an increase in foreign exchange gains—net. Total expenses increased by ¥21 billion due mainly to a change from credit to provision for loan losses. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥26 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥1,367 billion due primarily to increases in trading account assets and cash and due from banks.
Financial Condition
Assets
Our assets as of March 31, 2019 and 2020 were as follows:

	As of March 31,		Increase (decrease)
	2019	2020
	(in billions of yen)
Cash and due from banks	¥1,404	¥2,325	¥921
Interest-bearing deposits in other banks	44,269	39,626	(4,643)
Call loans and funds sold	763	1,007	244
Receivables under resale agreements	12,997	18,581	5,584
Receivables under securities borrowing transactions	2,578	2,216	(362)
Trading account assets	21,018	28,093	7,075
Investments	24,163	23,676	(487)
Loans	82,800	87,528	4,728
Allowance for loan losses	(307)	(441)	(134)

Loans, net of allowance	82,493	87,087	4,594
Premises and equipment—net	1,901	1,856	(45)
Due from customers on acceptances	187	168	(19)
Accrued income	343	324	(19)
Goodwill	95	93	(2)
Intangible assets	74	65	(9)
Deferred tax assets	50	137	87
Other assets	5,276	5,965	689

Total assets	¥197,611	¥211,219	¥13,608

Total assets increased by ¥13,608 billion from March 31, 2019 to ¥211,219 billion as of March 31, 2020. This increase was due mainly to increases of ¥7,075 billion in trading account assets, ¥5,584 billion in receivables under resale agreements and ¥4,594 billion in loans, net of allowance, offset by a decrease of ¥4,643 billion in interest-bearing deposits in other banks.
Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2019 and 2020 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2019		2020
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥9,554	11.5%	¥9,731	11.1%	¥177	(0.4)%
Construction and real estate	8,950	10.8	9,603	11.0	653	0.2
Services	5,017	6.0	5,993	6.8	976	0.8
Wholesale and retail	5,159	6.2	5,220	6.0	61	(0.2)
Transportation and communications	3,693	4.5	3,833	4.4	140	(0.1)
Banks and other financial institutions	4,346	5.2	4,635	5.3	289	0.1
Government and public institutions	2,359	2.8	2,199	2.5	(160)	(0.3)
Other industries (1)	5,473	6.7	5,389	6.0	(84)	(0.7)
Individuals	9,858	11.9	9,428	10.8	(430)	(1.1)
Mortgage loans	8,950	10.8	8,567	9.8	(383)	(1.0)
Other	908	1.1	861	1.0	(47)	(0.1)

Total domestic	54,409	65.6	56,031	63.9	1,622	(1.7)
Foreign:
Commercial and industrial	19,126	23.1	20,819	23.7	1,693	0.6
Banks and other financial institutions	9,087	11.0	10,475	11.9	1,388	0.9
Government and public institutions	297	0.3	317	0.4	20	0.1
Other	33	0.0	35	0.1	2	0.1

Total foreign	28,543	34.4	31,646	36.1	3,103	1.7

Subtotal	82,952	100.0%	87,677	100.0%	4,725	—

Less: Unearned income and deferred loan fees—net	(152)		(149)		3

Total loans before allowance for loan losses	¥82,800		¥87,528		¥4,728

Notes:
(1)	Other industries under domestic include trade receivables and lease receivables of consolidated variable interest entities.

(2)	Certain loans of domestic and foreign were reclassified in order to conform to the current year’s presentation.

Total loans before allowance for loan losses increased by ¥4,728 billion from March 31, 2019 to ¥87,528 billion as of March 31, 2020. Loans to domestic borrowers increased by ¥1,622 billion to ¥56,031 billion due mainly to increases in loans to services and construction and real estate, offset in part by a decrease in individuals.
Loans to foreign borrowers increased by ¥3,103 billion from March 31, 2019 to ¥31,646 billion as of March 31, 2020. The increase in loans to foreign borrowers was due mainly to increases in loans to commercial and industrial and banks and other financial institutions.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 65.6% to 63.9%, while that of loans to foreign borrowers against gross total loans increased from 34.4% to 36.1%. Loans to foreign borrowers were regionally diversified.
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

Obligor category (1)(2)	Obligor rating (3)	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
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
We determine whether restructured loans other than troubled debt restructurings are impaired loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2020, the balance of restructurings that are troubled debt restructurings was ¥380 billion, and the balance of restructurings that are not troubled debt restructurings was ¥11 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2020 was ¥9 billion.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.
Balance of impaired loans
The following table shows our impaired loans as of March 31, 2019 and 2020 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2019		2020
	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry	Impaired loans	Ratio to gross total loans by industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥109	1.1%	¥159	1.6%	¥50	0.5%
Construction and real estate	46	0.5	55	0.6	9	0.1
Services	74	1.5	81	1.4	7	(0.1)
Wholesale and retail	135	2.6	148	2.8	13	0.2
Transportation and communications	31	0.8	23	0.6	(8)	(0.2)
Banks and other financial institutions	10	0.2	12	0.3	2	0.1
Other industries	9	0.1	19	0.3	10	0.2
Individuals	81	0.8	84	0.9	3	0.1

Total domestic	495	0.9	581	1.0	86	0.1
Foreign	151	0.5	135	0.4	(16)	(0.1)

Total impaired loans	¥646	0.8	¥716	0.8	¥70	0.0

Impaired loans increased by ¥70 billion from March 31, 2019 to ¥716 billion as of March 31, 2020. Impaired loans to domestic borrowers increased by ¥86 billion due mainly to downgrades related to some borrowers in the manufacturing industry. Impaired loans to foreign borrowers decreased by ¥16 billion, and the relative impact of foreign currency fluctuations on such amount was immaterial.
Reflecting the aforementioned change, the percentage of impaired loans within gross total loans as of March 31, 2020 was unchanged from that as of March 31, 2019. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance for loan losses decreased from 0.41% as of March 31, 2019 to 0.32% as of March 31, 2020 due to a decrease in impaired loans net of allowance for loan losses and an increase in gross total loans net of allowance for loan losses.
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
Balance of allowance for loan losses
The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2019 and 2020:

	As of March 31,		Increase (decrease)
	2019	2020
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (1) (A)	¥169	¥231	¥62
Allowance for loan losses on non-impaired loans (B)	138	210	72

Total allowance for loan losses (C)	¥307	¥441	¥134

Impaired loans requiring an allowance for loan losses (D)	¥529	¥596	¥67
Impaired loans not requiring an allowance for loan losses (E)	117	120	3
Non-impaired loans (2) (F)	82,306	86,961	4,655

Gross total loans (G)	¥82,952	¥87,677	¥4,725

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D) x100	31.99%	38.76%	6.77%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F) x100	0.17	0.24	0.07
Percentage of total allowance for loan losses against gross total loans (C)/(G) x100	0.37	0.50	0.13

Notes:
(1)	The allowance for loan losses on impaired loans includes the allowance for groups of loans totaling ¥257 billion and ¥261 billion as of March 31, 2019 and 2020, which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.

(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses increased by ¥134 billion from March 31, 2019 to ¥441 billion as of March 31, 2020 due to increases in allowance for loan losses on both impaired loans and non-impaired
loans. The allowance for loan losses on impaired loans increased due mainly to an increase in allowance for loan losses on domestic impaired loans. The allowance for loan losses on non-impaired
loans increased due mainly to the impact of the
COVID-19
pandemic on the credit quality of the borrowers. As a result, the percentage of total allowance for loan losses against gross total loans increased by 0.13 percentage points to 0.50%. The percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 6.77 percentage points to 38.76%.
In the fiscal year ended March 31, 2020, impaired loans increased by 10.8% due mainly to an increase in domestic impaired loans. Allowance for loan losses on impaired loans increased by 36.5%.
The coverage ratio for impaired loans, calculated as the percentage of total allowance for loan losses against total impaired loans, increased by 14.01 percentage points as of March 31, 2020 compared to the previous fiscal year. The increase was due to a larger percentage increase in total allowance for loan losses than the percentage increase in total impaired loans.

Provision (credit) for loan losses
The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2019 and 2020:

	Fiscal years ended March 31,		Increase (decrease)
	2019	2020
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥310	¥307	¥(3)
Provision (credit) for loan losses	32	156	124
Charge-offs:
Domestic:
Manufacturing	(4)	(6)	(2)
Construction and real estate	(1)	(1)	—
Services	(2)	(2)	—
Wholesale and retail	(10)	(16)	(6)
Transportation and communications	—	(1)	(1)
Other industries	(2)	—	2
Individuals	(5)	(5)	—

Total domestic charge-offs	(24)	(31)	(7)
Foreign	(24)	(13)	11

Total charge-offs	(48)	(44)	4

Recoveries:
Domestic:
Manufacturing	1	1	—
Construction and real estate	1	20	19
Services	1	1	—
Wholesale and retail	3	4	1
Individuals	1	1	—

Total domestic recoveries	7	27	20
Foreign	7	1	(6)

Total recoveries	14	28	14

Net charge-offs	(34)	(16)	18
Others (1)	(1)	(6)	(5)

Balance at end of fiscal year	¥307	¥441	¥134

Note:
(1)	“Others” includes primarily foreign exchange translation.

Provision for loan losses increased by ¥124 billion from March 31, 2019 to ¥156 billion at March 31, 2020. The increase was due mainly to reflection of the impact of
COVID-19
pandemic as well as the deterioration of credit status of certain domestic borrowers.
Charge-offs decreased by ¥4 billion from the previous fiscal year to ¥44 billion for the fiscal year ended March 31, 2020. The decrease was due mainly to a decrease in charge-offs of foreign loans, offset in part by an increase in charge-offs of domestic loans.

Investments
The majority of our investments are
available-for-sale
and
held-to-maturity
securities, which at March 31, 2019 and 2020 were as follows:

	As of March 31,						Increase (decrease)
	2019			2020
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥11,889	¥11,897	¥8	¥12,652	¥12,603	¥(49)	¥763	¥706	¥(57)
Other than Japanese government bonds	6,205	6,236	31	6,481	6,510	29	276	274	(2)

Total	¥18,094	¥18,133	¥39	¥19,133	¥19,113	¥(20)	¥1,039	¥980	¥(59)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥1,120	¥1,140	¥20	¥480	¥493	¥13	¥(640)	¥(647)	¥(7)
Agency mortgage-backed securities	484	470	(14)	382	382	—	(102)	(88)	14

Total	¥1,604	¥1,610	¥6	¥862	¥875	¥13	¥(742)	¥(735)	¥7

Available-for-sale
securities measured at fair value increased by ¥980 billion from March 31, 2019 to ¥19,113 billion at March 31, 2020. This increase was due primarily to an increase in Japanese government bonds.
Held-to-maturity
securities measured at amortized cost decreased by ¥742 billion from March 31, 2019 to ¥862 billion at March 31, 2020. This decrease was due primarily to a decrease in Japanese government bonds due to redemptions. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.
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
Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2020, we had a total of ¥19,113 billion of available-for-sale
securities within our investments, of which ¥12,603 billion was Japanese government bonds. We had ¥18,133 billion and ¥19,113 billion of available-for-sale
securities measured at fair value as of March 31, 2019 and 2020, respectively, and net unrealized gains of ¥39 billion and net unrealized losses of ¥20 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. As the negative interest rate policy of the Bank of Japan started in February 2016 and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Average remaining period of our Japanese government bond portfolio as of March 31, 2020 was approximately 2.4 years compared to 2.1 years as of March 31, 2019.
Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Trading Account Assets
Trading account assets increased by ¥7,075 billion from March 31, 2019 to ¥28,093 billion at March 31, 2020. The increase was due mainly to increases in the market value of receive-fixed, pay-variable
interest-rate swaps, reflecting a decline in long-term interest rates and in U.S. treasury bonds and other foreign government bonds for which the fair value option was elected due to purchases.
Liabilities
The following table shows our liabilities as of March 31, 2019 and 2020:

	As of March 31,		Increase (decrease)
	2019	2020
	(in billions of yen)
Deposits	¥138,297	¥144,948	¥6,651
Due to trust accounts	312	250	(62)
Call money and funds purchased	2,842	2,263	(579)
Payables under repurchase agreements	14,640	17,971	3,331
Payables under securities lending transactions	1,798	1,424	(374)
Other short-term borrowings	1,995	4,914	2,919
Trading account liabilities	10,121	12,417	2,296
Bank acceptances outstanding	187	168	(19)
Income taxes payable	59	69	10
Deferred tax liabilities	108	26	(82)
Accrued expenses	289	249	(40)
Long-term debt	11,529	10,346	(1,183)
Other liabilities	5,933	6,998	1,065

Total liabilities	¥188,110	¥202,043	¥13,933

Total liabilities increased by ¥13,933 billion from March 31, 2019 to ¥202,043 billion as of March 31, 2020. This increase was due primarily to increases of ¥6,651 billion in deposits, ¥5,235 billion in short-term borrowings and ¥2,296 billion in trading account liabilities, offset in part by a decrease of ¥1,183 billion in long-term
debt. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term
borrowings, on a combined basis.
Deposits
The following table shows a breakdown of our deposits as of March 31, 2019 and 2020:

	As of March 31,		Increase (decrease)
	2019	2020
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥23,845	28,110	¥4,265
Interest-bearing deposits	84,019	86,651	2,632

Total domestic deposits	107,864	114,761	6,897

Foreign:
Noninterest-bearing deposits	1,794	2,186	392
Interest-bearing deposits	28,639	28,001	(638)

Total foreign deposits	30,433	30,187	(246)

Total deposits	¥138,297	¥144,948	¥6,651

Deposits increased by ¥6,651 billion from March 31, 2019 to ¥144,948 billion at March 31, 2020. Domestic deposits increased by ¥6,897 billion from March 31, 2019 to ¥114,761 billion at March 31, 2020. Domestic interest-bearing deposits increased by ¥2,632 billion from March 31, 2019 to ¥86,651 billion at March 31, 2020 due mainly to increases in ordinary deposits and certificates of deposit, offset in part by a decrease in time deposits. Domestic noninterest-bearing deposits increased by ¥4,265 billion to ¥28,110 billion at March 31, 2020 due mainly to increases in ordinary deposits and current accounts. Foreign deposits decreased by ¥246 billion from March 31, 2019 to ¥30,187 billion at March 31, 2020.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2019 and 2020:

	As of March 31,						Increase (decrease)
	2019			2020
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥312	¥—	¥312	¥250	¥—	¥250	¥(62)	¥—	¥(62)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	7,294	11,986	19,280	6,616	15,042	21,658	(678)	3,056	2,378
Other short-term borrowings	926	1,069	1,995	4,442	472	4,914	3,516	(597)	2,919

Total short-term borrowings	¥8,532	¥13,055	¥21,587	¥11,308	¥15,514	¥26,822	¥2,776	¥2,459	¥5,235

Short-term borrowings increased by ¥5,235 billion from March 31, 2019 to ¥26,822 billion at March 31, 2020. Domestic short-term borrowings increased by ¥2,776 billion due mainly to an increase in other short-term borrowings. Foreign short-term borrowings increased by ¥2,459 billion due mainly to an increase in payables under repurchase agreements.
Trading Account Liabilities
Trading account liabilities increased by ¥2,296 billion from March 31, 2019 to ¥12,417 billion at March 31, 2020. The increase was due mainly to an increase in the market value of receive-variable, pay-fixed
interest-rate swaps reflecting a decline in long-term interest rates.
Equity
The following table shows a breakdown of equity as of March 31, 2019 and 2020:

	As of March 31,		Increase (decrease)
	2019	2020
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,830	¥5,827	¥(3)
Retained earnings	2,741	2,700	(41)
Accumulated other comprehensive income (loss), net of tax	164	(9)	(173)
Treasury stock, at cost	(8)	(6)	2

Total MHFG shareholders’ equity	8,727	8,512	(215)
Noncontrolling interests	774	664	(110)

Total equity	¥9,501	¥9,176	¥(325)

Total equity decreased by ¥325 billion from March 31, 2019 to ¥9,176 billion due mainly to the change from accumulated other comprehensive income, net of tax to accumulated other comprehensive loss, net of tax and a decrease in noncontrolling interests.

Retained earnings decreased by ¥41 billion from March 31, 2019 to ¥2,700 billion at March 31, 2020. This decrease was due primarily to dividend payments of ¥190 billion, offset in part by net income attributable to MHFG shareholders for the fiscal year ended March 31, 2020 of ¥150 billion.
We recorded accumulated other comprehensive loss, net of tax of ¥9 billion as of March 31, 2020 compared to accumulated other comprehensive income, net of tax of ¥164 billion as of March 31, 2019. The change was due primarily to pension liability adjustments of ¥127 billion and foreign currency translation adjustments of ¥50 billion.
Noncontrolling interests decreased by ¥110 billion from March 31, 2019 to ¥664 billion at March 31, 2020. The decrease was due mainly to decreases in net assets and the share of noncontrolling shareholders of certain investment funds that we consolidate and deconsolidation of certain investment funds.
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
Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥6,651 billion, or 4.8%, from the end of the previous fiscal year to ¥144,948 billion as of March 31, 2020. Our average balance of deposits for the fiscal year ended March 31, 2020 of ¥139,962 billion exceeded our average balance of loans for the same period by ¥56,358 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.
Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2020:

As of May 31, 2020
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

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2020, the balance of Japanese government bonds included within our investments and measured at fair value was ¥12.6 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.
Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated
LCR data of our principal banking subsidiaries, for the fourth quarter of the fiscal year ended March 31, 2020. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the LCR guidelines established by the Financial Services Agency. All yen figures in this table are truncated.

Fourth quarter of fiscal year ended March 31, 2020
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥60,112
Net cash outflows (weighted)	43,816
LCR	137.3%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥56,118
Net cash outflows (weighted)	41,302
LCR	136.0%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥55,298
Net cash outflows (weighted)	40,214
LCR	137.7%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,546
Net cash outflows (weighted)	1,691
LCR	151.2%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,489
Net cash outflows (weighted)	1,599
LCR	156.2%

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
Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2020 being ¥337.4 billion) are subject to the phase-out
arrangements.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for
G-SIBs
to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the minimum Common Equity Tier 1 capital ratio of 4.5%, the capital conservation buffer of 2.5% and the countercyclical capital buffer. We were included in the list of
G-SIBs
updated in November 2019 and were allocated to the category that would require 1.0% of additional loss absorbency.
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
In December 2017, the BCBS published the finalized Basel III reforms endorsed by the GHOS. The finalized reforms complement the initial phase of Basel III reforms, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. In addition, under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB’s
risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014. Furthermore, in January 2019, the GHOS endorsed the finalized market risk capital framework that was scheduled to take effect as of January 1, 2022, concurrent with the implementation of the finalized Basel III reforms. The revised framework was initially scheduled to mainly take effect from January 1, 2022. In March 2020, however, the GHOS announced that, in order to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the coronavirus disease
(COVID-19)
on the global banking system, it endorsed a set of measures, including the deferral of the implementation date of the finalized Basel III reforms by one year to January 1, 2023, and the extension of the accompanying transitional arrangements for the output floor by one year to January 1, 2028, as well as the implementation date of the finalized market risk capital framework by one year to January 1, 2023. As a result, under the finalized Basel III reforms, the revisions to the capital floor will be phased in from January 1, 2023, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2028, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-
SIBs will take effect from January 1, 2023.

Following the announcement by the GHOS described above, on March 30, 2020, the Financial Sevices Agency also announced that the Basel III finalization framework is scheduled to be implemented in Japan from March 2023. In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19,
the Financial Sevices Agency amended the leverage ratio regulations and TLAC regulations which will exclude amounts of deposits to the Bank of Japan from calculation of the leverage ratio and external TLAC ratio on total exposure basis from June 30, 2020 to March 31, 2021. In addition, due to the uncertainty on the impact of
COVID-19,
the Financial Sevices Agency announced that the current minimum leverage ratio of 3% and the current minimum external TLAC ratio on total exposure basis of 6% will be maintained from June 30, 2020 until March 31, 2021. For more information, see “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy” and “Item 4. Information on the Company—Supervision and Regulation—Leverage Ratio.”
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
Consolidated Capital Adequacy Ratios and Leverage Ratios
Our capital adequacy ratios and leverage ratios as of March 31, 2019 and 2020, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of
	March 31, 2019	March 31, 2020	Increase (decrease)
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥7,390.0	¥7,244.7	¥(145.2)
Additional Tier 1 capital	1,842.1	1,779.6	(62.4)

Tier 1 capital	9,232.1	9,024.4	(207.7)
Tier 2 capital	1,685.3	1,697.8	12.5

Total capital	¥10,917.5	¥10,722.2	¥(195.2)

Risk-weighted assets	¥57,899.5	¥62,141.2	¥4,241.6
Common Equity Tier 1 capital ratio	12.76%	11.65%	(1.11)%
Required Common Equity Tier 1 capital ratio (1)	8.05%	8.01%	—
Tier 1 capital ratio	15.94%	14.52%	(1.42)%
Required Tier 1 capital ratio (1)	9.55%	9.51%	—
Total capital ratio	18.85%	17.25%	(1.60)%
Required total capital ratio (1)	11.55%	11.51%	—
CET1 available after meeting the bank’s minimum capital requirements	8.26%	7.15%	(1.11)%
Leverage ratio	4.42%	4.08%	(0.34)%

Note:
(1)	The required ratios discribed above, as of March 31, 2019 and 2020, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.05% and 0.01%, respectively, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets and certain other risk amounts. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

Our total capital ratio as of March 31, 2020 was 17.25%, a decrease of 1.60 percentage points compared to March 31, 2019. Our Tier 1 capital ratio as of March 31, 2020 was 14.52%, a decrease of 1.42 percentage points compared to March 31, 2019. Our Common Equity Tier 1 capital ratio as of March 31, 2020 was 11.65%, a decrease of 1.11 percentage points compared to March 31, 2019. Our total capital ratio, Tier 1 capital ratio and Common Equity Tier 1 capital ratio decreased due mainly to a decrease in the net unrealized gains (losses) on other securities and an increase in the risk-weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2020.
Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2019 and 2020, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2019	March 31, 2020
Mizuho Bank
Common Equity Tier 1 capital ratio	12.60%	11.39%	(1.21)%
Tier 1 capital ratio	16.06%	14.50%	(1.56)%
Total capital ratio	19.02%	17.29%	(1.73)%
Leverage ratio	4.44%	4.02%	(0.42)%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	23.67%	23.64%	(0.03)%
Tier 1 capital ratio	23.70%	23.66%	(0.04)%
Total capital ratio	23.87%	23.74%	(0.13)%
Leverage ratio	6.55%	6.79%	0.24%

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2020.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2020, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.
Off-balance-sheet
Arrangements
We engage in various types of
off-balance-sheet
arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2019 and 2020:

	As of March 31,		Increase (decrease)
	2019	2020
	(in billions of yen)
Guarantees:
Performance guarantees	¥2,307	¥2,456	¥149
Guarantees on loans	289	301	12
Guarantees on securities	145	110	(35)
Other guarantees	2,324	2,314	(10)
Guarantees for the repayment of trust principal	65	59	(6)
Liabilities of trust accounts	362	446	84
Derivative financial instruments	14,170	21,756	7,586

	As of March 31,		Increase (decrease)
	2019	2020
	(in billions of yen)
Commitments:
Commitments to extend credit	¥76,857	¥76,633	(224	¥)
Commercial letters of credit	778	690	(88)

Total commitments	¥77,635	¥77,323	(312	¥)

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

Tabular Disclosure of Contractual Obligations
In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2020:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥37,596	¥1,736	¥1,169	¥342	¥400	¥216	¥41,459
Certificates of deposit	12,984	221	11	—	67	—	13,283
Long-term debt	560	1,430	1,235	697	1,023	5,401	10,346
Capitalized leases	7	5	3	1	—	—	16
Operating leases	94	68	54	48	42	347	653

Total (1)(2)	¥51,234	¥3,455	¥2,469	¥1,087	¥1,532	¥5,964	¥65,741

Notes:
(1)	A contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥50 billion in the fiscal year ending March 31, 2021, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

(2)	The amount of unrecognized tax benefits, which is not included in the above table, was ¥3.4 billion, of which ¥1.5 billion was interest and penalties, as of March 31, 2020. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

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

	As of and for the fiscal year ended March 31, 2020
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥8,512.4	¥150.2
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	74.7	(113.1)
2. Investments	(134.4)	484.4
3. Loans	173.7	3.0
4. Allowances for loan losses and off-balance-sheet instruments	84.7	(0.7)
5. Premises and equipment	(327.0)	96.7
6. Land revaluation	169.5	(1.5)
7. Business combinations	(79.0)	(6.0)
8. Pension liabilities	136.0	57.0
9. Consolidation of variable interest entities	66.4	(89.2)
10. Deferred taxes	(138.1)	(115.3)
11. Foreign currency translation	—	(16.4)
12. Other	15.3	(0.5)

Japanese GAAP	¥8,554.2 (1)	¥448.6

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
5.    Premises and equipment
Under Japanese GAAP, a company can elect to allocate entity-wide long-lived assets that do not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, among individual divisions within an entity, whereas U.S. GAAP does not have such an election. Under Japanese GAAP, we have been making this election since the fiscal year ended March 31, 2019.
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
During the fiscal years ended March 31, 2019 and 2020, a subsidiary of ours partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.
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
12.    Other
This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management
Directors
Shown below is information regarding the directors of Mizuho Financial Group as of June 30, 2020:

Name	Age	Director Type	Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk (4)
Tatsufumi Sakai	60	Executive (1)	—	—	—	—	—
Satoshi Ishii	56	Executive (1)	—	—	—	—	—
Motonori Wakabayashi	55	Executive (1)	—	—	—	—	—
Makoto Umemiya	55	Executive (1)	—	—	—	—	—
Hiroaki Ehara	55	Executive (1)	—	—	—	—	—
Yasuhiro Sato	68	Non-executive (2)	—	—	—	—	—
Hisaaki Hirama	57	Non-executive (2)	—	—	—	Member	Chair
Tetsuo Seki	81	Independent (3)	—	Member	Member	Chair	—
Tatsuo Kainaka	80	Independent (3)	—	Chair	Member	Member	—
Yoshimitsu Kobayashi	73	Independent (3)	—	Member	—	—	—
Ryoji Sato	73	Independent (3)	—	—	—	Member	—
Masami Yamamoto	66	Independent (3)	—	Member	Chair	—	—
Izumi Kobayashi	61	Independent (3)	Chair	Member	—	—	Member

Notes:
(1)	Directors concurrently serving as executive officers.

(2)	Directors not concurrently serving as executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

(3)	Directors satisfying the requirements for outside directors, as defined in the Companies Act of Japan, and those for independent directors, as defined both by the Tokyo Stock Exchange and by Mizuho Financial Group.

(4)	Risk Committee consists of the two directors and two outside experts, who are not directors.

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
Mr. Satoshi Ishii
has been Member of the Board of Directors and Senior Managing Executive Officer / Chief Digital Innovation Officer (CDIO), Head of IT & Systems Group (Group CIO) and Head of Operations Group (Group COO) since June 2019 and has been Representative Director since April 2020. Previously, he had been Head of Business Promotion of Mizuho Bank from April 2017 to April 2019; and Head of Human Resources Group (Group CHRO) from April 2015 to April 2017. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank.
Mr. Motonori Wakabayashi
has been Member of the Board of Directors and Senior Managing Executive Officer / Head of Risk Management Group (Group CRO) since June 2019. Previously, he had been Head of Research & Consulting Unit or in charge of similar responsibilities from April 2016 to April 2020; and in charge of business promotion of Mizuho Bank from April 2016 to April 2018. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank and Mizuho Trust & Banking.

Mr. Makoto Umemiya
has been Member of the Board of Directors and Senior Managing Executive Officer / Head of Financial Control & Accounting Group (Group CFO) since June 2017. Previously, he had been General Manager of Financial Planning Department from April 2014 to April 2017. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank and Mizuho Trust & Banking.
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
Mr. Yasuhiro Sato
has been a
non-executive
Member of the Board of Directors and Chairman (
Kaicho
) since June 2018. Previously, he had been President & Group CEO from June 2011 to April 2018; and President & CEO of Mizuho Bank / the former Mizuho Corporate Bank from April 2009 to April 2014.
Note: Chairman (Kaicho) Sato engages in the company’s external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Izumi Kobayashi.
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
Mr. Yoshimitsu Kobayashi
has been Member of the Board of Directors since June 2020. Previously, he had been Representative Director, President of Mitsubishi Chemical Holdings Corporation. He concurrently serves as Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation; Outside Director of Toshiba Corporation; and Member of the Board, Chairman of The KAITEKI Institute, Inc.
Mr. Ryoji Sato
has been Member of the Board of Directors since June 2020. Previously, he had been CEO of Deloitte Touche Tohmatsu LLC. He concurrently serves as Audit & Supervisory Board Member of Nippon Life Insurance Company.
Mr. Masami Yamamoto
has been Member of the Board of Directors since June 2019. Previously, he had been Representative Director, Chairman / President of FUJITSU LIMITED. He concurrently serves as Director, Senior Advisor of FUJITSU LIMITED and Outside Director of JFE Holdings, Inc.
Ms. Izumi Kobayashi
has been Member of the Board of Directors since June 2017. Previously, she had been President and Representative Director of Merrill Lynch Japan Securities Co., Ltd.; and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. She concurrently serves as Outside Director of ANA HOLDINGS INC.; Outside Director of MITSUI & CO., LTD.; and Outside Director of OMRON Corporation.

Executive Officers
Shown below are information regarding the executive officers of Mizuho Financial Group as of June 30, 2020:

Name	Age	Title	Area of Oversight
Tatsufumi Sakai (1)	60	President & CEO (2)	Chief Executive Officer of Mizuho group (Group CEO)
Seiji Imai	58	Senior Managing Executive Officer (2)	Head of Corporate & Institutional Company / Head of Global Products Unit
Satoshi Ishii (1)	56	Senior Managing Executive Officer (2)	Chief Digital Innovation Officer (CDIO), Head of IT & Systems Group (Group CIO) and Head of Operations Group (Group COO)
Masahiro Otsuka	58	Senior Managing Executive Officer	Head of Retail & Business Banking Company
Naofumi Fuke	62	Senior Managing Executive Officer	Co-Head of Retail & Business Banking Company
Hiroshi Nagamine	56	Senior Managing Executive Officer	Head of Global Corporate Company / Deputy Head of Global Products Unit
Motonori Wakabayashi (1)	55	Senior Managing Executive Officer	Head of Risk Management Group (Group CRO)
Makoto Umemiya (1)	55	Senior Managing Executive Officer	Head of Financial Control & Accounting Group (Group CFO)
Hisashi Kikuchi	54	Managing Executive Officer	Head of Internal Audit Group (Group CA)
Hiroaki Ehara (1)	55	Managing Executive Officer	Head of Human Resources Group (Group CHRO)
Masatoshi Yoshihara	57	Managing Executive Officer	Co-Head of Global Markets Company
Yasuhiro Shibata	56	Managing Executive Officer	Co-Head of Global Markets Company
Masamichi Ishikawa	56	Managing Executive Officer	Head of Asset Management Company / In charge of Specific Business of Strategic Planning Group
Yasuhiko Ushikubo	53	Managing Executive Officer	Head of Research & Consulting Unit
Naoshi Inomata	53	Managing Executive Officer	Head of Strategic Planning Group (Group CSO) / In charge of Specially Assigned Matters
Masaomi Takada	53	Managing Executive Officer	Head of Compliance Group (Group CCO)

Notes:
(1)	Executive officers concurrently serving as directors.
(2)	Representative Executive Officer.
The executive officers’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:
For information on
Messrs. Tatsufumi Sakai, Satoshi Ishii, Motonori Wakabayashi, Makoto Umemiya, and Hiroaki Ehara,
see “—Directors.”
Mr. Seiji Imai
has been Senior Managing Executive Officer (Representative Executive Officer) / Head of Corporate & Institutional Company and Head of Global Products Unit since April 2020. Previously, he had been Head of Global Corporate Company from April 2018 to April 2020; Head of Asia & Oceania from April 2016 to April 2018; and Executive Officer, General Manager of Seoul Branch of Mizuho Bank from April 2014 to April 2016.

Mr. Masahiro Otsuka
has been Senior Managing Executive Officer / Head of Retail & Business Banking Company since April 2019. Previously, he had been Deputy President of Mizuho Research Institute Ltd. from May 2017 to April 2019; Deputy Head of Retail & Business Banking Company or in charge of similar responsibilities from April 2015 to April 2017; and General Manager of Retail Banking Coordination Division from April 2012 to April 2015.
Mr. Naofumi Fuke
has been Senior Managing Executive Officer /
Co-Head
of Retail & Business Banking Company since April 2020 and Head of Retail & Business Banking Division of Mizuho Securities or in charge of similar responsibilities since May 2016. Previously, he had been Chairman (Representative Director) of Nikko Systems Solutions, Ltd. from April 2014 to April 2016; and Senior Executive Managing Director of Nikko Cordial Securities Inc. / SMBC Nikko Securities Inc. from December 2008 to April 2014. He concurrently serves as Deputy President & Executive Officer of Mizuho Securities.
Mr. Hiroshi Nagamine
has been Senior Managing Executive Officer / Head of Global Corporate Company / Deputy Head of Global Products Unit since May 2020. Previously, he had been Head of Europe, Middle East and Africa or in charge of similar responsibilities from April 2016 to May 2020; and General Manager of Corporate Banking Division No.13 of Mizuho Bank from April 2014 to April 2016.
Mr. Hisashi Kikuchi
has been Managing Executive Officer / Head of Internal Audit Group (Group CA) since April 2020. Previously, he had been Head of Strategic Planning Group (Group CSO) from April 2018 to April 2020; Member of the Board of Directors from June 2018 to June 2019; and General Manager of Corporate Secretariat from April 2015 to June 2018. He concurrently serves as Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities.
Mr. Masatoshi Yoshihara
has been Managing Executive Officer /
Co-Head
of Global Markets Company since April 2020. Previously, he had been Deputy Head of Global Markets Company or in charge of similar responsibilities; and Executive Officer, General Manager of International Treasury Division of Mizuho Bank.
Mr. Yasuhiro Shibata
has been Managing Executive Officer /
Co-Head
of Global Markets Company since April 2020. Previously, he had been Head of Global Markets Division of Mizuho Securities from April 2019 to April 2020; Deputy President of Mizuho Securities USA LLC from December 2017 to April 2019; and
Co-Head
of Fixed Income Business Division of Mizuho Securities from April 2016 to December 2017. He concurrently serves as Managing Executive Officer of Mizuho Bank.
Mr. Masamichi Ishikawa
has been Managing Executive Officer / Head of Asset Management Company since April 2020. Previously, he had been Director, Managing Executive Officer of Asset Management One Co., Ltd. from October 2016 to April 2020; and General Manager of Asset Management Coordination Division or in charge of similar responsibilities from April 2015 to October 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank.
Mr. Yasuhiko Ushikubo
has been Managing Executive Officer / Head of Research & Consulting Unit since April 2020. Previously, he had been Deputy Head of Research & Consulting Unit from April 2019 to April 2020; and General Manager of Industry Research Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank and President & CEO of Mizuho Research Institute Ltd.
Mr. Naoshi Inomata
has been Managing Executive Officer / Head of Strategic Planning Group (Group CSO) since April 2020 and In charge of Specially Assigned Matters since April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank and Mizuho Trust & Banking.
Mr. Masaomi
Takada has been Managing Executive Officer / Head of Compliance Group (Group CCO) since April 2020. Previously, he had been General Manager of Executive Secretariat from April 2016 to April 2020. He concurrently serves as Managing Executive Officer of Mizuho Bank and Mizuho Trust & Banking.
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
The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2020 (basic salaries, stock compensation I (paid or expected to be paid at the time of retirement) and others) and March 31, 2019 (performance payments and stock compensation II paid during the term in office) are shown on the following table:

Classification	Number of Persons (Note 2)	Aggregate Amount of Compensation (in millions of yen) (Note 3)	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2020						For the fiscal year ended March 31, 2019
			Basic Salaries		Stock Compensation I (paid or expected to be paid at the time of retirement)		Other		Performance Payments		Stock Compensation II (paid during the term in office)
			Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount
Directors	12	302	12	263	9	38	12	0	—	—	—	—
Executive officers as defined in the Companies Act	16	588	12	410	12	106	12	0	11	34	11	36

Notes:
(1)	Fractions are rounded down.
(2)	With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2019 and 2020 are stated.
(3)	With respect to the amounts, the aggregate amounts paid or expected to be paid for the fiscal years ended March 31, 2019 and 2020 are stated.

(4)	The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”
(5)	Three executive officers as defined in the Companies Act who resigned as of June 21, 2019 are included in the number of executive officers in the “Basic Salaries” and “Other” columns for the fiscal year ended March 31, 2020. Four executive officers as defined in the Comapnies Act who retired as of April 1, 2019 are included in the number of executive officers in the “Performance Payments” and “Stock Compensation II” columns for the fiscal year ended March 31, 2019.
(6)	With respect to the Stock Compensation I for the directors and the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2019 based on each position, as the stock ownership points granted for the fiscal year ended March 31, 2020 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (¥158.2734 per share).
(7)	The condolence money premiums subsidies concerning the fiscal year ended March 31, 2020 are included in the above table as “Other,” both of which are based on the decision by the Compensation Committee.
(8)	Because the amount of the performance payments and stock compensation II to be paid with respect to the fiscal year ended March 31, 2020 has not yet been determined at present, the aggregate compensation above does not include the amount of such performance payments and stock compensation II; however, the necessary reserve is recorded for accounting purposes. The metric for such performance payments and stock compensation II for the fiscal year ended March 31, 2020 was our consolidated net business profits and net gains or losses related to ETFs and others. The target amount and result of such metric were ¥600 billion and ¥672.5 billion, respectively.
(9)	With respect to the performance payments for executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2019 as the performance payments for the fiscal year ended March 31, 2019 are stated.
(10)	With respect to the Stock Compensation II for the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2019 based on each position and performance, as the stock ownership points granted for the fiscal year ended March 31, 2019 by the book value of Mizuho Financial Group stock (¥158.2734 per share). Stock Compensation for the fiscal year 2018 is expected to be paid as deferred payments over three years from the fiscal year 2020.
Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors, audit & supervisory board members and executive officers as defined in the Companies Act for the relevant fiscal year if the aggregate annual compensation per the director / audit & supervisory board member / executive officer as defined in the Companies Act equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and audit & supervisory board members of such subsidiaries). None of our directors, audit & supervisory board members and executive officers as defined in the Companies Act received compensation that equaled or exceeded the foregoing amount in the fiscal year ended March 31, 2020.
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
In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of

Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2020.
On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2020.
On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2020.
On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2020.
On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2020.
On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2020.
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

On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 1,000 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2020.
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
2)	“Performance Payments” shall be made as a monetary incentive for Officers, etc., to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect the results of organizations (our in-house
companies and units, etc.) that each Officer, etc., is in charge of and the performance of each Officer, etc., in addition to the standard amount for each position. A system shall be adopted which, based on resolution by the Compensation Committee, etc., enables certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc., of the company or the individual.
3)	“Stock Compensation” shall be paid in the form of shares of common stock of Mizuho Financial Group consisting of “Stock Compensation I” and “Stock Compensation II,” (together “Stock Compensation I and II”) acquired from the stock market through a trust with an aim to align the interests of Officers, etc., with those of the shareholders and increase the incentive to enhance corporate value.
(a)	“Stock Compensation I” shall be paid at the time of retirement of each Officer, etc., in the form of shares of common stock of Mizuho Financial Group calculated based on each position. A system shall be adopted which enables a decrease or forfeiture of the amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.
(b)	“Stock Compensation II” shall be paid in accordance with the status of achieving our Five-Year Business Plan in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments over three years, as well as a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.
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
(“Non-Executive
Officers Responsible for Management Supervision”).
1)	The basic compensation system for Officers Responsible for Business Execution shall be a “Basic Salary,” “Performance Payment” and “Stock Compensation I and II.”
(a)	The composition of the compensation shall, in principle, be 50%, 17.5% and 32.5% for “Basic Salary,” “Performance Payment” and “Stock Compensation I and II” respectively.
(b)	“Performance Payment” shall be paid, in principle, within the range of 0% to 170% of the standard amount for each position.
(c)	“Stock Compensation II” shall be paid, in principle, within the range of 0% to 130% of the standard amount for each position.
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
All members of the Compensation Committee shall be in principle appointed from among outside directors (or at least non-executive
directors) and the Chairman thereof shall be an outside director.
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
The Chairman of the Board of Directors shall, in principle, be an outside director (or at least a
Non-Executive
Director) in light of the role of the Board of Directors to supervise management. Currently, Ms. Izumi Kobayashi serves as the Chairman of the Board of Directors.
The Board of Directors held 10 meetings in the fiscal year ended March 31, 2020. In particular, the Board had discussions for the progress of the
5-Year
Business Plan and our sustainability initiatives. The average attendance rate was 100%.
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
The Chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least
Non-Executive
Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairman, are outside directors. As of June 25, 2020, the members of the Nominating Committee are Mr. Tatsuo Kainaka (Chairman), Mr. Tetsuo Seki, Mr. Yoshimitsu Kobayashi, Mr. Masami Yamamoto and Ms. Izumi Kobayashi.
The Nominating Committee held 10 meetings in the fiscal year ended March 31, 2020. In particular, the Committee received reports on the status of formulation and operation of the succession plan as well as the human resources development and had discussions on director nomination and appointment for the fiscal year ending March 31, 2021 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.
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

The Chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least
Non-Executive
Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairman, are outside directors. As of June 25, 2020, the members of the Compensation Committee are Mr. Masami Yamamoto (Chairman), Mr. Tetsuo Seki and Mr. Tatsuo Kainaka.
The Compensation Committee held three meetings in the fiscal year ended March 31, 2020. In particular, the Committee discussed the ideal form of executive compensation in order to maximize the roles that each director and executive officer should fulfill. The average attendance rate was 100%.
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
Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal
Non-Executive
Directors as full-time members of the Audit Committee. The majority of its members including the Chairman shall be outside directors. Currently, among the four members of the Audit Committee, one member is appointed among Internal
Non-Executive
Directors as full-time members of the Audit Committee, and three members including the Chairman are appointed among outside directors. As of June 25, 2020 the members of the Audit Committee are Mr. Tetsuo Seki (Chairman), Mr. Tatsuo Kainaka, Mr. Ryoji Sato and Mr. Hisaaki Hirama.
The Audit Committee held 16 meetings in the fiscal year ended March 31, 2020. In particular, the Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided relevant opinions. The average attendance rate was 100%.
The members of the Audit Committee shall meet independence requirements under the U.S. securities laws and regulations as may from time to time be applicable to the Company. Further, at least one member of the Audit Committee shall be a “financial expert” as defined under U.S. laws.
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

The Risk Committee shall, in principle, comprise no less than three members who shall be
Non-Executive
Directors or outside experts. Currently, the Risk Committee comprises Internal
Non-Executive
Director, who serves as the Chairman, an outside director, and two outside experts.
The Risk Committee held eight meetings in the fiscal year ended March 31, 2020. In particular, the Committee had discussions on evaluation on risks surrounding the business operation in the fiscal year ending March 31, 2021 and climate change. The average attendance rate was 100%.
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
The Human Resources Review Meeting was held eight times in the fiscal year ended March 31, 2020. In particular, the Meeting received reports on the status of formulation and operation of the succession plan and had discussions on the appointment of executive officers for the fiscal year ending March 31, 2021 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.
•	Outside Director Session
The Outside Director Session shall comprise only outside directors and exchange information and share understanding with each other and provide objective and candid opinions to management based on the outside directors’ perspectives as outsiders.
The Outside Director Session was held twice in the fiscal year ended March 31, 2020. In particular, the Session had discussions on the evaluation of the progress of the
5-Year
Business Plan. The average attendance rate was 100%.
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
6.D. Employees
As of March 31, 2018, 2019 and 2020, we had 60,051,59,132 and 57,264 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 17,010 temporary employees during the fiscal year ended March 31, 2020.

The following tables show our full-time employees as of March 31, 2020 and the average number of temporary employees for the fiscal year ended March 31, 2020, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	24,067	10,614
Corporate & Institutional Company	2,206	313
Global Corporate Company	8,873	43
Global Markets Company	1,545	77
Asset Management Company	1,592	127
Others	18,981	5,836

Total	57,264	17,010

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	90.4%	99.9%
Americas	2.8	0.0
Europe	1.5	0.1
Asia/Oceania (excluding Japan) and others	5.3	0.0

Total	100.0%	100.0%

Most of our full-time
non-management
employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership
Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held by its directors and executive officers as of June 30, 2020: One column shows the actual number of shares held; and the other shows the potential number of additional shares to be held (i.e., the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and the stock acquisition rights granted by the former stock option system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Tatsufumi Sakai	374,216	226,016
Satoshi Ishii	288,511	166,997
Motonori Wakabayashi	61,965	150,211
Makoto Umemiya	77,804	124,674
Hiroaki Ehara	94,213	132,338
Yasuhiro Sato	1,020,160	578,794
Hisaaki Hirama	171,834	82,646
Tetsuo Seki	61,959	23,700
Tatsuo Kainaka	31,200	23,700
Yoshimitsu Kobayashi	—	—
Ryoji Sato	5,000	—
Masami Yamamoto	28,555	12,500
Izumi Kobayashi	18,735	23,700

Executive Officers	Actual number of shares held	Potential number of additional shares to be held
Tatsufumi Sakai	See above	See above
Seiji Imai	180,627	161,943
Satoshi Ishii	See above	See above
Masahiro Otsuka	155,769	62,400
Naofumi Fuke	70,124	226,845
Hiroshi Nagamine	40,007	85,074
Motonori Wakabayashi	See above	See above
Makoto Umemiya	See above	See above
Hisashi Kikuchi	77,150	130,076
Hiroaki Ehara	See above	See above
Masatoshi Yoshihara	148,198	119,364
Yasuhiro Shibata	—	107,581
Masamichi Ishikawa	79,845	—
Yasuhiko Ushikubo	6,216	99,775
Naoshi Inomata	—	34,700
Masaomi Takada	5,920	79,812

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
We maintain an employee stock ownership plan under which participating employees of the companies listed below are able to contribute funds deducted from their salary and bonus payments to purchase our shares. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed by the participating employees. The following table shows the number of shares that the plan held as of March 31, 2020:

	As of March 31, 2020
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group
	Mizuho Bank
	Mizuho Trust & Banking
	Mizuho Research Institute
	Mizuho Information & Research Institute

Total		116,088,567

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders
The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2020:

	As of March 31, 2020
Name	Number of shares owned	Percentage of outstanding shares
The Master Trust Bank of Japan, Ltd. (trustee account)	1,642,845,500	6.47%
Japan Trustee Services Bank, Ltd. (trustee account)	1,109,233,400	4.37
Japan Trustee Services Bank, Ltd. (trustee account 5)	545,964,100	2.15
Japan Trustee Services Bank, Ltd. (trustee account 9)	522,476,800	2.06
JP Morgan Chase Bank 385151	443,776,306	1.75
State Street Bank West Client – Treaty 505234	423,565,756	1.67
Japan Trustee Services Bank, Ltd. (trustee account 7)	384,499,000	1.51
State Street Bank And Trust Company 505103	293,537,902	1.16
Japan Trustee Services Bank, Ltd. (trustee account 1)	280,082,100	1.10
Japan Trustee Services Bank, Ltd. (trustee account 4)	263,338,400	1.04

Total	5,909,319,264	23.28%

As of March 31, 2020, there were 206 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 9% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.
7.B. Related Party Transactions
We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2020, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.
During the fiscal year ended March 31, 2020, none of the directors or executive officers, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2020.
During the fiscal year ended March 31, 2020, no loans were made to the directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.
7.C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
Financial Statements
Our consolidated financial statements are set forth in this annual report under “Item 18. Financial Statements.”
Legal Proceedings
We are involved in normal collection proceedings initiated by us and other legal proceedings in the ordinary course of our business, none of which is currently expected to have a material adverse effect on our financial condition or results of operations.
However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.
Dividend Policy
We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders.
Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2020 were ¥7.5 per share of common stock (each of interim and year-end
cash dividends was ¥3.75 per share of common stock), which was the same amount as the previous fiscal year.
We intend to issue dividends twice per year to shareholders recorded in the shareholder register as of March 31 and September 30 in each year as year-end
dividends and as interim dividends, respectively, to return profits to shareholders in a timely way.
In accordance with our articles of incorporation, we decide to issue dividends not by a resolution at a general meeting of shareholders but by a resolution of our Board of Directors, unless otherwise stipulated by laws or regulations. Annual cash dividends for the fiscal year ended March 31, 2020 were decided by a resolution of our Board of Directors. However, with the approval by our shareholders at the 18th Ordinary general meeting of shareholders held in June 2020, our articles of incorporation was amended such that, unless otherwise stipulated by laws and regulations, the Board of Directors remains as the organization to make decisions on issuing dividends, but the general meeting of shareholders may also make decisions on such matters in the event a shareholder’s proposal is presented. For more information on such amendment to our articles of incorporation, see “Item 10.B. Memorandum and Articles of Association—Common Stock—Distribution of Surplus”.
We continuously consider the optimal balance between strengthening of stable capital base and steady returns to shareholders. We will comprehensively consider the business environment such as the Mizuho group’s business results, profit base, status of capital adequacy, and domestic and international regulatory trends, including the Basel framework, in determining the amounts of dividends payment.
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
Common Stock
General
Unless otherwise specified,set forth below is information concerning our shares of common stock as of the date hereof, including brief summaries of certain provisions of our articles of incorporation, our share handling regulations and the Companies Act relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.
Under our articles of incorporation, we are authorized to issue 48,000,000,000 shares of common stock.
As of March 31, 2020, 25,392,498,945 shares of common stock were issued.
The Ordinary General Meeting of Shareholders held on June 25, 2020 approved the share consolidation in respect of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares and a partial amendment to the articles of incorporation to decrease the number of shares of common stock authorized to be issued to 4,800,000,000, and such share consolidation and the decrease of the number of shares of common stock authorized to be issued shall become effective on October 1, 2020.
Where relevant to the common stock, provisions of our preferred stock are also described below.
Distribution of Surplus
General
Under the Companies Act, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, takes the form of distribution of Surplus (as defined in “—Restriction on Distribution of Surplus”). We are permitted to make distributions of Surplus to our shareholders any number of times per fiscal year, subject to certain limitations described in “—Restriction on Distribution of Surplus.” Under the Companies Act and our articles of incorporation, distributions of Surplus are in principle permitted by a resolution of the Board of Directors as long as our non-consolidated
annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit and loss, as required by an ordinance of the Ministry of Justice.Distributions of Surplus are, however, required to be authorized by a resolution of a general meeting of shareholders if the aforementioned condition is not met. We adopted this process based on the idea that our Board of Directors, with its high level of supervisory function and extensive expertise, would maximize medium-to-long
term shareholder value by deciding distribution of Surplus and other related matters and enhancing shareholder return while improving capital adequacy ratios to meet the international financial regulations. Meanwhile, the way companies interact with their shareholders and investors has been changing in Japan. Moreover, the Basel III international financial regulatory framework was finalized in December 2017 and the uncertainty surrounding the tightening of industry-related regulations has decreased. In light of these incidents, we proposed an amendment to our articles of incorporation so that the general meeting of shareholders may also make decisions on distribution of Surplus, even in the case where the aforementioned condition is met, at the ordinary general meeting of shareholders held in June 2020, and our proposal was approved at such meeting. After the amendment becomes effective on June 26, 2020, not only the Board of Directors (subject to the aforementioned condition set by an ordinance of the Ministry of Justice.) but also the general meeting of shareholders, even in the case where the aforementioned condition is met, will be able to decide distribution of Surplus.
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
Under our articles of incorporation, the record date for annual dividends and interim dividends is March 31 and September 30, respectively, in each year. In Japan, the
“ex-dividend
date” (the date from which purchasers of shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as of any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid.After the settlement period of share at Tokyo Stock Exchange was shortened in July 2019, the ex-dividend
date of the shares of common stock is generally the first business day prior to the record date.
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
If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (
renketsu haito kisei tekiyo kaisha
), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated
balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2020.
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
Share consolidation
As of March 31, 2020, the total number of issued shares of our common stock was 25,392,498,945, which is not only the greatest number among Japanese banks but also among all companies listed on the First Section of the Tokyo Stock Exchange (“TSE”). The current share price of 119.8 yen, and its Trading Unit, which is the number of shares that is used as the acceptable quantity for trading on the TSE, of 11,980 yen (as of May14, 2020), was far below the desirable Trading Unit range of 50,000 yen to 500,000 yen designated by the TSE’s Securities Listing Regulations. In order to address this situation, we decided to consolidate the shares on the basis of one post-consolidation share per ten pre-consolidation
shares, and such share consolidation was approved at the Ordinary General Meeting of Shareholders held on June 25, 2020. As a result, the shares of our common stock held by the shareholders recorded in the shareholder register as of September 30, 2020 will be consolidated on October 1, 2020.
After the share consolidation, shareholders who own fewer than 10 shares will lose their status as shareholders. In addition, shareholders who own 100 to fewer than 1000 shares will become owners of shares, though each of them will own less than one unit of shares. See “—Common Stock—Unit Share System.”
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
1.	any amendment to our articles of incorporation (except for such amendments that may be authorized by executive officers under the authority delegated by the board of directors under the Companies Act such as (i) an increase of the number of authorized shares in the same ratio as that of a stock split, (ii) a reduction of the number of shares per unit of shares and (iii) abolishing the unit share system);
2.	our dissolution, merger or consolidation requiring shareholders’ approval;
3.	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer ( kabushiki-iten ) or share exchange ( kabushiki-kokan ) requiring shareholders’ approval;
4.	transfer of the whole or a substantial part of our business;
5.	transfer of the whole or a part of our shares in any of our subsidiaries requiring shareholders’ approval;
6.	taking over of the whole of the business of another company requiring shareholders’ approval;
7.	our corporate split requiring shareholders’ approval;
8.	consolidation of shares of common stock;
9.	acquisition of shares of common stock by us from a specific shareholder other than our subsidiary;
10.	distribution of Surplus in kind (except when shareholders are granted the right to require to make such distribution in cash instead of in kind);
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
Pre-emptive
Rights” regarding our preferred stock).
Stock Acquisition Rights
We may issue stock acquisition rights (
shinkabu yoyakuken
). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (
shinkabu yoyakuken-tsuki shasai
). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by executive officers under the authority delegated by the Board of Directors unless it is made at a “specially favorable” price or under “specially favorable” conditions, as described in “—Voting Rights” and subject to the approval of the shareholders or an affirmative opinion from an independent person in certain cases, as described in “—Issue of Additional Shares and
Pre-emptive
Rights.”
Record Date
As mentioned above, March 31 is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. September 30 is the record date for the payment of interim dividends. In addition, by a determination by executive officers under the authority delegated by the Board of Directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to our stock.

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

Preferred Stock
Unless otherwise specified, the following is a summary of information concerning the shares of our preferred stock as of the date hereof ,including brief summaries of the relevant provisions of our articles of incorporation, our share handling regulations and the Companies Act and certain related legislation, all as currently in effect. The detailed rights of our preferred stock are set forth in our articles of incorporation and the resolutions of our Board of Directors or a determination by executive officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant series of preferred stock.
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
The Ordinary General Meeting of Shareholders held on June 25, 2020 approved a partial amendment to the articles of incorporation to reduce the number of shares of each of the first to fourth series of class XIV and XV preferred stock authorized to be issued (and the aggregate number of shares authorized to be issued with respect to the four series of each of class XIV and XV preferred stock) to 90,000,000 shares, and the number of shares of each of the first to fourth series of class XVI preferred stock authorized to be issued (and the aggregate number of shares authorized to be issued with respect to the four series of each of class XVI preferred stock) to 150,000,000 shares, to reflect the share consolidation in respect of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares, and such reduction of the number of shares of preferred stock authorized to be issued shall become effective on October 1, 2020.
As of March 31, 2020, there was no outstanding preferred stock.
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

The Ordinary General Meeting of Shareholders held on June 25, 2020 approved a partial amendment to the articles of incorporation to increase the maximum amount of preferred dividends for each series of the preferred stock from ¥100 per share to ¥1,000 per share, to maintain effectively the amount of the preferred dividend prescribed in the article of incorporation applicable before the amendment to shares of preferred stock after the share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares, and such amendment shall become effective on October 1, 2020.
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
The Ordinary General Meeting of Shareholders held on June 25, 2020 approved a partial amendment to the articles of incorporation to increase the amount of liquidation distribution to which holders of our preferred stock will be entitled from ¥1,000 per share to ¥10,000 per share, to maintain effectively the amount of the preferred liquidation distribution prescribed in the articles of incorporation before the amendment to shares of preferred stock after the share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares, and such amendment shall become effective on October 1, 2020.
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
10.D. Exchange Controls
Foreign Exchange and Foreign Trade Act
The following is a general summary of major Japanese foreign exchange controls regulations applicable to holders of our shares, voting rights or ADSs who are non-residents
of Japan or foreign investors, each as described below. The statements regarding Japanese foreign exchange control regulations set forth below are based on the laws and regulations in force and as interpreted by the Japanese authorities as of the date of this annual report and are subject to subsequent changes in the applicable Japanese laws or interpretations thereof. This summary is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of our shares, voting rights or ADSs by consulting their own advisors.
The Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances incidental thereto, collectively the Foreign Exchange Act, set forth, among other matters, the regulations relating to the receipt by non-residents
of Japan of payment with respect to shares to be issued by us and the acquisition and holding of our shares and voting rights by non-residents
of Japan and the inward direct investment by foreign investors, each as described below. After amendments to the Foreign Exchange Act in 2019 and 2020 (collectively, the “Amendments”), the definition of foreign investors and inward direct investment and the scope of the Designated Business (as defined below) were broadened, and the requirements and procedures regarding prior notification and post facto reporting were amended, each as described below. It also applies to the acquisition and holding of ADSs representing authority to exercise our voting rights by foreign investors that constitutes an inward direct investment. Generally, the Foreign Exchange

Act currently in effect does not affect the right of a
non-resident
of Japan to purchase or sell ADSs outside Japan for
non-Japanese
currency unless such transaction constitutes an inward direct investment and requires prior notification filing.
“Non-residents
of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, the branches and offices of non-resident
corporations that are located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as non-residents
of Japan.
“Foreign investors” are the following persons who make “inward direct investments,” which is described below:
•	individuals not resident in Japan;
•	judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan;
•	corporations of which 50% or more of the voting rights are held by (i) individuals not resident in Japan, (ii) judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan, (iii) corporations of which 50% or more of the voting rights are held by such individuals falling within (i) above and/or judicial persons or other organizations falling within (ii) above, and/or (iv) subsidiary corporations (as defined under the Japan’s Companies Act, but excluding judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan) of such corporation falling within (iii) above;
•	partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan (Act No. 90 of 1998, as amended) or any other similar partnerships under the laws of foreign countries of which (i) 50% or more of the contributions are made by individuals not resident in Japan, judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan and/or any other persons or organizations prescribed in the Foreign Exchange Act, or (ii) a majority of the general partners are individuals not resident in Japan, judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan and/or any other persons or organizations prescribed in Foreign Exchange Act; and
•	judicial persons or other organizations, a majority of officers (or a majority of officers having the power of representation) of which are not resident in Japan.
An “inward direct investment” is a certain action defined in the Foreign Exchange Act and includes the following actions conducted by a foreign investor:
•	acquisition of shares or voting rights of a corporation listed on a Japanese stock exchange (the “listed corporation”), including authority to exercise, either directly or through instructions, such voting rights owned by others, that result in such foreign investor, together with parties that have a special relationship with that foreign investor, holding or having authority to exercise 1% or more of the total issued shares or voting rights;
•	acceptance of authority to exercise proxy voting rights on behalf of another shareholder of a listed corporation in respect of certain matters controlling or having material influence on its management (as prescribed in the Foreign Exchange Act), including election or removal of directors or transfer of its business, that result in such foreign investor, together with parties that have a special relationship with that foreign investor, holding or having authority to exercise 10% or more of the total voting rights;

•	obtaining consent from another foreign investor holding the voting rights of a listed corporation to exercise, either directly or through instructions, voting rights jointly, that result in such foreign investor obtaining such consent and such other foreign investor making such consent, together with parties that have a special relationship with those foreign investors, respectively, holding or having authority to exercise 10% or more of the total voting rights;
•	making consents at the general meeting of shareholders of a listed corporation to certain proposals having material influence on its management (as prescribed in the Foreign Exchange Act), including (a) election of the foreign investor making such consent or its related persons (as defined in the Foreign Exchange Act) as its directors or corporate auditors, or (b) transfer or discontinuation of its business, if such foreign investor, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise 1% or more of the total voting rights.
Dividends and Proceeds of Sales
Under the Foreign Exchange Act, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents
of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of our shares by non-residents
of Japan by way of a stock split is not subject to any notification or reporting requirements.
Acquisition of Shares
In general, a
non-resident
of Japan who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Act empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding 100 million yen to a non-resident
of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer or the date of the payment for such transfer, whichever is later, unless the transfer is made through a bank or financial instruments business operator licensed or registered under Japanese law.
Inward Direct Investment
Prior Notification Requirements
If a foreign investor intends to consummate an action in respect of a listed corporation that constitutes an inward direct investment as described above, in certain circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Act, or where that listed corporation is engaged in certain businesses designated by the Foreign Exchange Act (the “Designated Businesses”), prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers.
However, a foreign investor seeking to acquire shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation that constitutes an inward direct investment may be eligible for the exemptions newly introduced by the Amendments if certain conditions as described below are met. In the case of an acquisition of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation engaged in certain Designated Businesses designated by the Foreign Exchange Act as core sector businesses (the “Core Sector Designated Businesses”), the foreign investor may be exempted from the prior notification requirement if, as a result of such acquisition, the foreign investor, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of such corporation, and such foreign investor complies with the following conditions (the “Exemption Conditions”):

•	the foreign investor or its closely-related persons (as defined in the Foreign Exchange Act) will not become directors or corporate auditors of such corporation;
•	the foreign investor will not make certain proposals (as prescribed in the Foreign Exchange Act) at the general meeting of shareholders, including transfer or discontinuation of the Designated Businesses of such corporation;
•	the foreign investor will not access
non-public
technical information in relation to the Designated Businesses of such corporation, or take certain other actions that may lead to the leak of such non-public
technical information (as prescribed in the Foreign Exchange Act);
•	the foreign investor will not attend, or not cause any persons designated by it to attend, meetings of such corporation’s board of directors, or meetings of committees having authority to make important decisions, in respect of the Core Sector Designated Businesses of such corporation; and
•	the foreign investor will not make, or not cause any persons designated by it to make, proposals to such board or committees or their members in writing or electronic form requesting any response or actions by certain deadlines in respect of the Core Sector Designated Businesses of such corporation.
Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Act (including (a) investors who have records of certain sanctions due to violations of the Foreign Exchange Act and (b) certain investors who are state-owned enterprises or other related entities excluding those who are accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act) and complies with the first three conditions included in the Exemption Conditions, such foreign investor may be eligible for the exemptions, even if, as a result of acquisition of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, such foreign investor, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise 10% or more of the total issued shares or voting rights of a listed corporation engaged in the Core Sector Designated Businesses, which would have required prior notification before the Amendments.
A subsidiary of ours currently engages in the businesses of software designed for cybersecurity business, and, in connection with the expansion of scope of the Designated Businesses under the Amendments, such businesses fall into the category of the Core Sector Designated Businesses. For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses; (ii) corporations engaged in the Designated Businesses other than the Core Sector Designated Businesses; and (iii) corporations engaged in the Core Sector Designated Businesses. According to the list published by the Minister of Finance as of June 5, 2020, we are classified within category (iii) above.
In addition, if a foreign investor intends to (i) accept authority to exercise proxy voting rights on behalf of another shareholder of a listed corporation engaged in the Designated Businesses, or (ii) obtain consent from another foreign investor holding the voting rights of such corporation to exercise voting rights jointly, or (iii) consent to a proposal at the general meeting of shareholders of such corporation, in each case, that constitutes an inward direct investment as described above, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. In such cases, the newly introduced exemptions from the prior notification requirements may not be available, except for cases where a foreign investor obtains consent from another foreign investor holding the voting rights of such corporation to exercise voting rights jointly in respect of matters other than certain matters controlling or having a material influence on the management of such corporation (as prescribed in the Foreign Exchange Act), including election or removal of directors or transfer of business, which would have required prior notification before the Amendments.

If such prior notification is filed, the proposed inward direct investment may not be consummated until after 30 days have passed from the date of filing, although this screening period may be shortened to two weeks unless the Minister of Finance and any other competent Ministers deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to review the proposed inward direct investment and may recommend any modification or prohibition of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or prohibition of such inward direct investment. In addition, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above, (ii) consummates such inward direct investment before the expiration of the screening period described above, (iii) makes false statements in the prior notification described above or (iv) does not follow the recommendation or order issued by the Ministers to modify or prohibit such inward direct investment, the Ministers may order such foreign investor to dispose of all or part of the shares acquired or take other necessary measures.
If a foreign investor who consummated an inward direct investment without filing the prior notification due to the exemptions from such prior notification requirements as described above does not comply with any Exemption Conditions, the Ministers may recommend to take necessary measures and, if the foreign investor does not accept such recommendation, the Ministers may order to take such measures. If such foreign investor does not follow the order issued by the Ministers to take such measures, the Ministers may order such foreign investor to dispose of all or part of the shares acquired or take other necessary measures.
Post Facto Reporting Requirements
A foreign investor who consummates an inward direct investment as described above through an acquisition of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation engaged in the Designated Businesses, including us (as of the date of this annual report), but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers within 45 days of the date when, as a result of such acquisition, the foreign investor (excluding, in the cases of (i) and (ii) below, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act)), together with parties that have a special relationship with that foreign investor, holds or has authority to exercise (i) 1% or more but less than 3% of the total issued shares or voting rights, for the first time, (ii) 3% or more but less than 10% of the total issued shares or voting rights, for the first time, or (iii) 10% or more of the total issued shares or voting rights.
Acquisition of ADSs and Deposit and Withdrawal under American Depositary Facility
In respect of the acquisition of ADSs upon the deposit of shares with Mizuho Bank, in its capacity as custodian and agent for the depositary, in Tokyo, or otherwise, or the withdrawal of the underlying shares upon the surrender of the ADR, in each case by a foreign investor, where such acquisition of ADSs or withdrawal of the underlying shares constitutes an inward direct investment, in general, a prior notification will be required unless the newly introduced exemption is available, as noted above, and if such prior notification is not required due to the exemption, a report will be required, as noted above.
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
Overview of Risk Management
Risk Management Structure
Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. At Mizuho Financial Group, the Risk Management Committee, which is one of the Business Policy Committees of Mizuho Financial Group and chaired by the Group Chief Risk Officer, provides integrated monitoring and management of the overall risk for the Mizuho group. The Group Chief Risk Officer reports the risk management situation to the Board of Directors, the Risk Committee and the Executive Management Committee, etc., on a regular basis and as needed. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintain their own systems for managing various types of risk, receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management as necessary.
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
Risk Control Methods
Our principal banking subsidiaries have established guidelines to manage “credit concentration risk,” which stems from granting excessive credit to certain corporate groups. Our principal banking subsidiaries also set the credit limit based on verification of status of capital adequacy. In cases where the limit is exceeded, our principal banking subsidiaries will formulate a handling policy and/or action plan. In addition to the above, our principal banking subsidiaries monitor total credit exposure, credit exposure per rating, credit concentration per corporate group, geographic area and business sector to make a periodical report to the Balance Sheet & Risk Management Committee and the Credit Committee.

The following diagram shows our risk management structure:

Market Risk Management
We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices, foreign exchange rates, etc. Market risk includes market liquidity risk; i.e., the risk that we will suffer a loss due to market disruptions or other disorders that prevent us from conducting transactions in the market or require us to pay significantly higher prices than normal to conduct transactions. Mizuho Financial Group manages market risk for the Mizuho group as a whole. Specifically, Mizuho Financial Group establishes the fundamental risk management policy for the entire group, manages the market risk of our principal banking subsidiaries and other core group companies and monitors how the group’s market risk is being managed as a whole.
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
The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analyzing, making proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management.
The Risk Management Department submits reports regarding status of market risk to the President and Group CEO on a daily basis and to the Board of Directors on a regular basis. For the purpose of managing the market risk of our principal banking subsidiaries and other core group companies, the Department regularly receives reports from each of them to properly identify and manage their market risk. These subsidiaries and core group companies, which account for most of the Mizuho group’s exposure to market risk, establish their basic policies based on ours, and their Boards of Directors determine important matters relating to market risk management.
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
The following tables show the VAR related to our trading activities by risk category for the fiscal years ended March 31, 2018, 2019 and 2020 and as of March 31, 2018, 2019 and 2020:

	Fiscal year ended March 31, 2018			As of March 31, 2018
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.5	¥1.0	¥2.2
Foreign exchange	0.4	1.2	0.1	0.1
Equities	0.6	2.4	0.3	0.5
Commodities	0.0	0.0	0.0	0.0

Total	¥3.0	¥6.2	¥2.2	¥3.0

	Fiscal year ended March 31, 2019			As of March 31, 2019
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥2.9	¥1.3	¥2.0
Foreign exchange	0.8	2.8	0.1	0.3
Equities	0.6	7.7	0.2	0.5
Commodities	0.0	0.0	0.0	0.0

Total	¥3.4	¥9.2	¥2.4	¥2.6

	Fiscal year ended March 31, 2020			As of March 31, 2020
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.7	¥7.2	¥1.3	¥6.7
Foreign exchange	0.4	1.1	0.1	0.8
Equities	0.6	4.5	0.2	1.7
Commodities	0.0	0.0	0.0	0.0

Total	¥3.8	¥11.8	¥2.3	¥8.3

The following graph shows VAR figures of our trading activities for the fiscal year ended March 31, 2020:
(VAR : billions of yen)

The following table shows VAR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2018	2019	2020	Change
	(in billions of yen)
As of fiscal year end	¥3.0	¥2.6	¥8.3	¥5.6
Maximum	6.2	9.2	11.8	2.5
Minimum	2.2	2.4	2.3	(0.1)
Average	3.0	3.4	3.8	0.4
Non-trading
Activities
The VAR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month. In addition, as for risk management of banking activities, it is important to properly measure interest rate risk so that we calculate interest risk using appropriate methods such as recognizing demand deposits as “core deposits.”

The following graph shows the VAR related to our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2020:
(VAR : billions of yen)

The following table shows the VAR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2018	2019	2020	Change
	(in billions of yen)
As of fiscal year end	¥268.4	¥194.4	¥361.4	¥166.9
Maximum	307.2	298.5	361.4	62.8
Minimum	210.8	194.4	167.9	(26.4)
Average	267.8	255.5	215.7	(39.8)
VAR is a commonly used market risk management technique. However, VAR models have the following shortcomings:
•	By its nature as a statistical approach, VAR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.
•	VAR may underestimate the probability of extreme market movements.
•	The use of a 99.0% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.
•	VAR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.
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
Back Testing
In order to evaluate the effectiveness of market risk measurements calculated using the VAR method, we carry out regular back tests to compare VAR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VAR of trading activities for the fiscal year ended March 31, 2020 and the corresponding paired distribution of profits and losses. We had three cases where losses exceeded VAR during the period. In addition, we conduct evaluations of the assumptions related to the VAR models. Based on the number of times losses exceeded VAR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VAR models are subject to the approval of our Group Chief Risk Officer.

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

Liquidity Risk Management Structure
Our Board of Directors determines basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with liquidity risk management, operations, monitoring and proposes responses to emergencies such as sudden market changes. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to liquidity risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring liquidity risk, reporting and analyzing making proposals, and formulating and implementing plans relating to liquidity risk management. In addition, the Group Chief Financial Officer of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, and the Financial Planning Department is responsible for monitoring and adjusting cash flow management situation and for planning and implementing cash flow management to maintain appropriate funding liquidity. Reports on the liquidity risk management are submitted to the Risk Management Committee and the Balance Sheet Management Committee (each of which is a Business Policy Committee), the Executive Management Committee and the President & Group CEO on a regular basis.
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
Operational Risk Management Structure
Our Board of Directors determines basic matters pertaining to operational risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with operational risk management, operational risk operations and operational risk monitoring. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to operational risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analyzing making proposals, setting limits and guidelines, and formulating and implementing plans relating to operational risk management.
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
•
Strengthen security to prevent information leaks.
•
Strengthen capabilities for rapidly and effectively dealing with cyberattacks.

	Definition	Principal Risk Management Methods
• Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk
The risk of customers incurring a loss or the risk of the Company Group incurring tangible and/or intangible losses due to the disruption of services to customers or major incidents affecting settlement systems, etc., as a result of inadequate operations caused by fraudulent acts, errors or negligence, etc., of (senior executives or employees), or inadequacies in the operational structure itself.

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
•
Manage the planning and implementation of construction projects related to the repair and replacement of facilities.
•
Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.	• Understand important changes in regulations or systems that have significant influence on our business operations or financial condition in a timely and accurate manner.

	Definition	Principal Risk Management Methods
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
We have established the model by taking account of four elements: internal loss data; external loss data; scenario analysis; business environment and internal control factors (BEICFs). We calculate the operational risk amount by estimating the maximum loss, using a 99.9th percentile one-tailed
confidence interval and a
one-year
holding period, etc., as operational risk equivalent, employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.
In the measurement of operational risk equivalent as of March 31, 2020, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.
•	Outline of measurement model
Operational risk equivalent is calculated as a simple sum of those risk amounts related to the seven loss event types defined in the FSA’s Capital Adequacy Notice, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2020, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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
Compliance Structure
The chief executive officers of Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities generally oversee compliance matters of their respective companies, and the chief executive officer, etc., also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have individual compliance divisions under their respective chief compliance officers. These divisions are responsible for compliance planning and implementation and control overall compliance management at their respective companies. At the each organizational unit level of (such as branches and divisions) at each of the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance within such unit.
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
Compliance Activities
We have established the “Mizuho Code of Conduct,” which sets forth clear and concrete standards of ethical behavior, and have distributed it to all directors, senior management and employees of the Mizuho group so that they are well aware of its content and act accordingly.
Each of our group companies has also prepared a compliance manual, which serves as a practical guidebook for rigorous compliance enforcement and clarifies the laws and regulations that the group companies must observe in pursuing their business activities and the compliance activities they are required to follow.
We conduct compliance training for directors, senior management and employees so that they are fully acquainted with the contents of the compliance manual.
We monitor the status of compliance levels through self-assessments conducted by individual organizational units and monitoring conducted by the compliance division of each group company.
Every fiscal year, each of our group companies establishes a compliance program, which contains concrete measures for compliance enforcement such as measures related to the management of the compliance framework, training and assessments. Progress regarding the implementation of the compliance program is monitored every six months.

Internal Audit
Internal audit refers to the series of activities, ranging from the objective and comprehensive evaluation of the effectiveness and appropriateness of each process relating to governance, risk management and control, to providing recommendations and corrective guidance, etc., toward the resolution of problems from an independent standpoint of the departments and business processes that are subject to the audit, based on a plan approved by the board of directors of each of our group companies. Through these series of activities, internal audits assist the board of directors of each of our group companies to fulfill their managerial duties efficiently and effectively.
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

12.A. Debt Securities
Not applicable.
12.B. Warrants and Rights
Not applicable.
12.C. Other Securities
Not applicable.
12.D. American Depositary Shares
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The table below sets out such fees payable to the depositary as of the date of this annual report:

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	– Delivery of ADRs and the surrender of ADRs

$.05 (or less) per ADS	– Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	– Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.05 (or less) per ADS	– General depositary services

Registration or transfer fees	– Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	– Cable, telex and facsimile transmissions expenses (as are expressly provided in the deposit agreement) – Converting foreign currency to U.S. dollars

Taxes and other governmental charges	– As necessary

Any other charge incurred by the depositary or its agents in connection with the servicing of the deposited securities	– As necessary

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continue listing fees or any other direct or non-direct
depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2020, the depositary reimbursed us $500,000 for such expenses.

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
under the Securities Exchange Act of 1934) as of March 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2020 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2020 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of
Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2020.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2020, which appears on page
F-3.
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
Since June 11, 2018, Mizuho Bank and Mizuho Trust & Banking had been engaging in a multi-stage process of migration to, and the implementation of, our next-generation IT systems, including accounting system. As of July, 2019, we completed all of the required phases. This implementation includes changes to processes that constitute a part of our internal control over financial reporting.
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Messrs. Tetsuo Seki, Ryoji Sato and Hisaaki Hirama each qualifies as an “audit committee financial expert” as defined in Item 16A of Form
20-F
under the Securities Exchange Act of 1934, as amended. In addition, Messrs. Tetsuo Seki and Ryoji Sato are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.
ITEM 16B.	CODE OF ETHICS
Mizuho Financial Group has adopted a code of ethics, titled “Code of Ethics for Financial Professionals,” which is applicable to all directors and executive officers, as well as all specialist officers and other employees of Mizuho Financial Group who engage in financial reporting, accounting or disclosure. The code of ethics of Mizuho Financial Group is included in this annual report as Exhibit 11.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees for Services provided by Ernst & Young ShinNihon LLC
The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2019 and 2020 are presented in the following table:

	Fiscal years ended March 31,
	2019	2020
	(in millions of yen)
Audit fees (1)	¥5,253	¥4,962
Audit-related fees (2)	273	248
Tax fees (3)	102	80
All other fees (4)	4	3

Total	¥5,632	¥5,293

Notes:
(1)	Audit fees include primarily fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.

(2)	Audit-related fees include fees for services relating to agreed-upon procedures on internal controls and due diligence services related to our securitization business.
(3)	Tax fees include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees include fees for services relating to education to improve the financial business knowledge of our employees.
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2020:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2019	19,244	¥173.9	—	—
May 1 to May 31, 2019	10,057	169.9	—	—
June 1 to June 30, 2019	3,115	153.3	—	—
July 1 to July 31, 2019	3,291	157.3	—	—
August 1 to August 31, 2019	1,805	155.3	—	—
September 1 to September 30, 2019	2,092	163.1	—	—
October 1 to October 31, 2019	932	164.8	—	—
November 1 to November 30, 2019	2,740	170.4	—	—
December 1 to December 31, 2019	3,204	169.8	—	—
January 1 to January 31, 2020	4,286	165.4	—	—
February 1 to February 29, 2020	15,325	162.2	—	—
March 1 to March 31, 2020	7,056	134.3	—	—

Total	73,147	¥163.8	—	—

Note:
(1)	A total of 73,147 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2020, due to our purchase of shares constituting less than one (1) unit from holders of shares constituting less than one (1) unit at the current market price of those shares.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G.	CORPORATE GOVERNANCE
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
Currently, Mizuho Financial Group has six outside directors among the thirteen directors.
•	A NYSE-listed U.S. company is required to have an audit committee composed entirely of independent directors. Currently, among the four members of the Audit Committee, three members including the Chairman are outside directors and one member is internal non-executive
director in compliance with the requirements under the Companies Act, and all such committee members are independent under Rule
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
non-executive
directors. Currently, the Outside Director Session consists solely of outside directors and is held at least once a year, where the outside directors discuss matters such as issues facing management, the operation of the Board of Directors and the governance systems, and provide opinions as appropriate to the Group CEO.

•	A NYSE-listed U.S. company must adopt corporate governance guidelines and a code of business conduct and ethics and must post those on its website. While Mizuho Financial Group is not required to adopt such guidelines and code under applicable Japanese laws or the rules of the stock exchange in Japan on which it is listed, the company established in June 2014 and has been updating its corporate governance guidelines that sets forth the basic policy, framework and governing policies regarding the corporate governance system in Mizuho Financial Group and also maintains the “Mizuho Code of Conduct” as its standard for corporate conduct to be observed by the directors, officers and employees.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide the financial statements and related information specified in Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The information required by this item is set forth in our consolidated financial statements starting on page
 F-1
of this annual report.
ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 25, 2020 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2020 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated April 1, 2018 (English Translation)*

2.1	Form of American Depositary Receipt*

2.2
Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc. (English Translation)**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 21, 2016.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential
Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates
The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2018, 2019 and 2020. Average balances are generally based on a daily average.
Month-end
or
quarter-end
averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2018			2019			2020
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	39,812	27	0.07%	38,914	26	0.07%	34,333	26	0.08%
Foreign	8,363	94	1.13%	5,951	95	1.59%	5,716	79	1.39%

Total	48,175	121	0.25%	44,865	121	0.27%	40,049	105	0.26%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	5,283	23	0.43%	6,201	32	0.51%	9,322	27	0.30%
Foreign	9,251	132	1.43%	9,924	228	2.30%	11,301	249	2.21%

Total	14,534	155	1.07%	16,125	260	1.62%	20,623	276	1.34%

Trading account assets:
Domestic	4,654	50	1.07%	5,930	71	1.19%	7,753	72	0.93%
Foreign	10,821	152	1.41%	9,197	141	1.53%	8,859	150	1.69%

Total	15,475	202	1.31%	15,127	212	1.40%	16,612	222	1.34%

Investments:
Domestic	21,267	97	0.46%	20,109	137	0.68%	16,532	85	0.51%
Foreign	3,544	77	2.18%	4,471	95	2.13%	4,096	81	1.98%

Total	24,811	174	0.70%	24,580	232	0.95%	20,628	166	0.80%

Loans (1) :
Domestic	58,049	511	0.88%	55,897	531	0.95%	54,777	535	0.98%
Foreign	24,822	599	2.41%	28,037	851	3.03%	28,827	846	2.94%

Total	82,871	1,110	1.34%	83,934	1,382	1.65%	83,604	1,381	1.65%

Total interest-earning assets:
Domestic	129,065	708	0.55%	127,051	797	0.63%	122,717	745	0.61%
Foreign	56,801	1,054	1.86%	57,580	1,410	2.45%	58,799	1,405	2.39%

Total	185,866	1,762	0.95%	184,631	2,207	1.20%	181,516	2,150	1.19%

Noninterest-earning assets:
Cash and due from banks	3,076			3,832			3,465
Other noninterest-earning assets (2)	19,896			17,646			18,146
Allowance for loan losses	(380)			(297)			(346)

Tota noninterest-earning assets	22,592			21,181			21,265

Total average assets	208,458			205,812			202,781

Notes:
(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 31.2%, 31.3% and 32.5%, respectively, for the fiscal years ended March 31, 2018, 2019 and 2020.

	2018			2019			2020
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	90,078	60	0.07%	87,168	94	0.11%	87,143	90	0.10%
Foreign	24,567	323	1.32%	26,693	519	1.95%	27,507	526	1.91%

Total	114,645	383	0.33%	113,861	613	0.54%	114,650	616	0.54%

Short-term borrowings (1) :
Domestic	13,678	43	0.31%	14,011	69	0.49%	10,918	63	0.58%
Foreign	16,385	222	1.35%	15,094	357	2.37%	15,112	334	2.21%

Total	30,063	265	0.88%	29,105	426	1.47%	26,030	397	1.53%

Trading account liabilities:
Domestic	1,454	27	1.87%	1,735	34	1.93%	1,591	41	2.59%
Foreign	1,235	14	1.16%	1,249	16	1.29%	1,009	12	1.16%

Total	2,689	41	1.54%	2,984	50	1.66%	2,600	53	2.04%

Long-term debt:
Domestic	13,032	197	1.51%	12,285	217	1.77%	9,631	198	2.05%
Foreign	732	4	0.49%	701	7	0.95%	678	7	1.13%

Total	13,764	201	1.46%	12,986	224	1.72%	10,309	205	1.99%

Total interest-bearing liabilities:
Domestic	118,242	327	0.28%	115,199	414	0.36%	109,283	392	0.36%
Foreign	42,919	563	1.31%	43,737	899	2.06%	44,306	879	1.98%

Total	161,161	890	0.55%	158,936	1,313	0.83%	153,589	1,271	0.83%

Noninterest-bearing liabilities (2)	39,758			38,548			40,803

Equity	7,539			8,328			8,389

Total average liabilities and equity	208,458			205,812			202,781

Net interest income and average interest rate spread		872	0.40%		894	0.37%		879	0.36%

Net interest income as a percentage of average total interest-earning assets			0.47%			0.48%			0.48%

Notes:
(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.
Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 26.9%, 27.6% and 29.2%, respectively, for the fiscal years ended March 31, 2018, 2019 and 2020.

Analysis of net interest income
The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018 and the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2019 versus fiscal year ended March 31, 2018			Fiscal year ended March 31, 2020 versus fiscal year ended March 31, 2019
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	(1)	—	(1)	(3)	3	—
Foreign	(27)	28	1	(4)	(12)	(16)

Total	(28)	28	—	(7)	(9)	(16)

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	4	5	9	9	(14)	(5)
Foreign	10	86	96	30	(9)	21

Total	14	91	105	39	(23)	16

Trading account assets:
Domestic	15	6	21	17	(16)	1
Foreign	(23)	12	(11)	(5)	14	9

Total	(8)	18	10	12	(2)	10

Investments:
Domestic	(5)	45	40	(22)	(30)	(52)
Foreign	20	(2)	18	(8)	(6)	(14)

Total	15	43	58	(30)	(36)	(66)

Loans:
Domestic	(19)	39	20	(10)	14	4
Foreign	84	168	252	23	(28)	(5)

Total	65	207	272	13	(14)	(1)

Total interest and dividend income:
Domestic	(6)	95	89	(9)	(43)	(52)
Foreign	64	292	356	36	(41)	(5)

Total	58	387	445	27	(84)	(57)

	Fiscal year ended March 31, 2019 versus fiscal year ended March 31, 2018			Fiscal year ended March 31, 2020 versus fiscal year ended March 31, 2019
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	(2)	36	34	—	(4)	(4)
Foreign	30	166	196	16	(9)	7

Total	28	202	230	16	(13)	3

Short-term borrowings:
Domestic	1	25	26	(15)	9	(6)
Foreign	(18)	153	135	—	(23)	(23)

Total	(17)	178	161	(15)	(14)	(29)

Trading account liabilities:
Domestic	6	1	7	(3)	10	7
Foreign	—	2	2	(3)	(1)	(4)

Total	6	3	9	(6)	9	3

Long-term debt:
Domestic	(11)	31	20	(47)	28	(19)
Foreign	—	3	3	—	—	—

Total	(11)	34	23	(47)	28	(19)

Total interest expense:
Domestic	(6)	93	87	(65)	43	(22)
Foreign	12	324	336	13	(33)	(20)

Total	6	417	423	(52)	10	(42)

Net interest income:
Domestic	—	2	2	56	(86)	(30)
Foreign	52	(32)	20	23	(8)	15

Total	52	(30)	22	79	(94)	(15)

II. Investment portfolio
The following table shows the amortized cost, fair value and net unrealized gains (losses) of available-for-sale
and
held-to-maturity
securities at March 31, 2018, 2019 and 2020:

	2018			2019			2020
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	13,334	13,332	(2)	11,889	11,897	8	12,652	12,603	(49)
Agency mortgage-backed securities (1)	730	743	13	503	517	14	495	505	10
Corporate bonds and other debt securities	2,743	2,789	46	2,546	2,560	14	2,801	2,807	6
Equity securities (marketable) (2)	1,478	3,915	2,437	—	—	—	—	—	—

Total domestic	18,285	20,779	2,494	14,938	14,974	36	15,948	15,915	(33)

Foreign:
U.S. Treasury bonds and federal agency securities	689	686	(3)	1,009	1,009	—	927	935	8
Other foreign government bonds	1,058	1,058	—	1,342	1,342	—	1,408	1,411	3
Agency mortgage-backed securities (3)	153	146	(7)	27	27	—	—	—	—
Corporate bonds and other debt securities	880	879	(1)	778	781	3	850	852	2
Equity securities (marketable) (2)	117	118	1	—	—	—	—	—	—

Total foreign	2,897	2,887	(10)	3,156	3,159	3	3,185	3,198	13

Total	21,182	23,666	2,484	18,094	18,133	39	19,133	19,113	(20)

Held-to-maturity securities:
Domestic:
Japanese government bonds	1,960	1,984	24	1,120	1,140	20	480	493	13

Total domestic	1,960	1,984	24	1,120	1,140	20	480	493	13

Foreign:
Agency mortgage-backed securities (4)	558	538	(20)	484	470	(14)	382	382	—

Total foreign	558	538	(20)	484	470	(14)	382	382	—

Total	2,518	2,522	4	1,604	1,610	6	862	875	13

Notes:
(1)	All domestic agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	The MHFG Group adopted ASU
No.2016-01
on April 1, 2018, resulting in a cumulative-effect adjustment from AOCI to Retained earnings for net unrealized gains on equity securities (marketable). The available-for-sale
category was eliminated for equity securities effective April 1, 2018. See Note 2 “Issued accounting pronouncements” for further details.
(3)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(4)	All foreign agency mortgage-backed securities presented in this line are Ginnie Mae securities.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale
and
held-to-maturity
debt securities at March 31, 2020. Fair value and amortized cost are the basis of the book value for available-for-sale
and
held-to-maturity
debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	5,873	(0.18)%	4,963	(0.30)%	1,722	(0.27)%	45	0.21%	12,603	(0.24)%
Agency mortgage-backed securities	—	—	—	—	—	—	505	0.99%	505	0.99%
Corporate bonds and other debt securities	127	0.34%	1,244	0.25%	1,023	0.33%	413	1.27%	2,807	0.43%

Total domestic	6,000	(0.17)%	6,207	(0.19)%	2,745	(0.05)%	963	1.07%	15,915	(0.08)%

Foreign:
U.S. Treasury bonds and federal agency securities	890	1.95%	45	1.71%	—	—	—	—	935	1.93%
Other foreign government bonds	1,031	2.27%	380	1.68%	—	—	—	—	1,411	2.11%
Agency mortgage-backed securities	—	—	—	—	—	—	—	6.00%	—	6.00%
Corporate bonds and other debt securities	378	1.67%	329	2.25%	142	2.06%	3	0.09%	852	1.95%

Total foreign	2,299	2.05%	754	1.93%	142	2.06%	3	0.22%	3,198	2.02%

Total	8,299	0.44%	6,961	0.03%	2,887	0.05%	966	1.07%	19,113	0.27%

Held-to-maturity securities:
Domestic:
Japanese government bonds	—	—	480	0.67%	—	—	—	—	480	0.67%

Total domestic	—	—	480	0.67%	—	—	—	—	480	0.67%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	382	3.72%	382	3.72%

Total foreign	—	—	—	—	—	—	382	3.72%	382	3.72%

Total	—	—	480	0.67%	—	—	382	3.72%	862	2.02%

Other than Japanese government bonds, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2020.
In addition to
Available-for-sale
securities and
Held-to-maturity
securities, the MHFG Group’s Investments also include Equity securities and Other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Equity securities and Other investments.

III. Loan portfolio
Types of loans
The following table shows loans outstanding by domicile and industry of borrower at March 31, 2016, 2017, 2018, 2019 and 2020:

	2016	2017	2018	2019	2020
	(in billions of yen)
Domestic:
Manufacturing	8,334	8,730	8,150	9,554	9,731
Construction and real estate	7,802	7,751	8,095	8,950	9,603
Services	4,524	4,633	4,924	5,017	5,993
Wholesale and retail	5,399	5,131	5,108	5,159	5,220
Transportation and communications	3,349	3,567	3,632	3,693	3,833
Banks and other financial institutions	3,713	4,087	4,527	4,346	4,635
Government and public institutions	3,396	8,532	8,882	2,359	2,199
Other industries (1)	4,618	4,426	5,013	5,473	5,389
Individuals:
Mortgage loans	10,585	9,960	9,445	8,950	8,567
Other	852	840	884	908	861

Total domestic	52,572	57,657	58,660	54,409	56,031

Foreign:
Commercial and industrial	17,453	16,972	17,225	19,126	20,819
Banks and other financial institutions	7,120	7,403	7,435	9,087	10,475
Government and public institutions	304	217	303	297	317
Other	274	191	38	33	35

Total foreign	25,151	24,783	25,001	28,543	31,646

Total	77,723	82,440	83,661	82,952	87,677
Less: Unearned income and deferred loan fees—net	168	156	146	152	149

Total loans before allowance for loan losses	77,555	82,284	83,515	82,800	87,528

Notes:
(1)	Other industries of domestic includes trade receivables and lease receivables of consolidated variable interest entities.
(2)	Certain loans of domestic and foreign were reclassified in order to conform to the current year’s presentation.
There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates
The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2020:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,011	4,102	1,618	9,731
Construction and real estate	1,810	3,615	4,178	9,603
Services	2,564	2,569	860	5,993
Wholesale and retail	3,079	1,713	428	5,220
Transportation and communications	1,177	2,037	619	3,833
Banks and other financial institutions	1,944	1,712	979	4,635
Government and public institutions	1,616	315	268	2,199
Other industries	3,086	1,267	1,036	5,389
Individuals	1,206	1,933	6,289	9,428

Total domestic	20,493	19,263	16,275	56,031
Foreign:
Total foreign	15,359	13,638	2,649	31,646

Total	35,852	32,901	18,924	87,677

Of the above loans due after one year, loans which have floating rates and fixed rates at March 31, 2020 are as follows:

(in billions of yen)
Floating rates	39,184
Fixed rates	12,641

Total	51,825

Impaired loans
The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310, “Receivables”(“ASC 310”). All of the Group’s impaired loans are designated as nonaccrual loans. There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The following table shows the distribution of impaired loans at March 31, 2016, 2017, 2018, 2019 and 2020 by domicile and industry of borrower:

	2016	2017	2018	2019	2020
	(in billions of yen)
Domestic:
Manufacturing	374	379	142	109	159
Construction and real estate	77	57	41	46	55
Services	66	66	58	74	81
Wholesale and retail	147	147	131	135	148
Transportation and communications	29	23	28	31	23
Banks and other financial institutions	3	6	12	10	12
Other industries	4	7	4	9	19
Individuals	123	105	90	81	84

Total domestic	823	790	506	495	581
Foreign:
Total foreign	167	191	109	151	135

Total impaired loans	990	981	615	646	716

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2020 would have been ¥8 billion and ¥4 billion, respectively. The MHFG group recognized interest income on these domestic and foreign loans of ¥8 billion and ¥3 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2020.

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
The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2018, 2019 and 2020:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2 018
United States	3,090	340	4,231	7,661	3.75%	7,137
United Kingdom	9	374	1,821	2,204	1.08%	1,006
Germany	1,518	275	355	2,148	1.05%	728

2019
United States	1,440	352	3,966	5,758	2.91%	7,847
United Kingdom	10	664	2,829	3,503	1.77%	1,210
France	1,475	177	955	2,607	1.32%	619

2020
United States	5,085	621	7,324	13,030	6.17%	7,014
United Kingdom	6	570	3,815	4,391	2.08%	893
France	734	278	1,406	2,418	1.15%	629

IV. Summary of loan loss experience
The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2016, 2017, 2018, 2019 and 2020:

	2016	2017	2018	2019	2020
	(in billions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	520	451	480	310	307
Provision (credit) for loan losses	35	38	(126)	32	156

Charge-offs:
Domestic:
Manufacturing	37	2	6	4	6
Construction and real estate	2	1	—	1	1
Services	4	3	5	2	2
Wholesale and retail	14	6	12	10	16
Transportation and communications	5	1	1	—	1
Other industries	—	—	—	2	—
Individuals	8	7	5	5	5

Total domestic	70	20	29	24	31
Total foreign	42	11	27	24	13

Total charge-offs	112	31	56	48	44

Recoveries:
Domestic:
Manufacturing	2	1	1	1	1
Construction and real estate	1	2	1	1	20
Services	2	1	2	1	1
Wholesale and retail	8	5	1	3	4
Transportation and communications	1	4	—	—	—
Banks and other financial institutions	—	—	1	—	—
Individuals	2	3	2	1	1

Total domestic	16	16	8	7	27
Total foreign	5	10	7	7	1

Total recoveries	21	26	15	14	28

Net charge-offs	91	5	41	34	16

Others (Note)	(13)	(4)	(3)	(1)	(6)
Balance at end of fiscal year	451	480	310	307	441

Ratio of net charge-offs to average loans outstanding	0.12%	0.01%	0.05%	0.04%	0.02%

Note: Others includes primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2016, 2017, 2018, 2019 and 2020:

	2016		2017		2018		2019		2020
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	154	10.72%	201	10.59%	85	9.74%	75	11.52%	135	11.10%
Construction and real estate	25	10.04%	20	9.40%	17	9.68%	18	10.79%	40	10.95%
Services	26	5.82%	28	5.62%	20	5.88%	23	6.05%	34	6.84%
Wholesale and retail	58	6.94%	63	6.22%	52	6.11%	48	6.22%	69	5.95%
Transportation and communications	9	4.31%	10	4.33%	10	4.34%	17	4.45%	12	4.37%
Banks and other financial institutions	14	4.78%	13	4.96%	20	5.41%	4	5.24%	6	5.29%
Other industries (Note)	5	10.31%	6	15.72%	7	16.61%	11	9.44%	14	8.66%
Individuals	42	14.72%	34	13.10%	25	12.35%	20	11.88%	20	10.75%
Mortgage loans	35	13.62%	27	12.08%	19	11.29%	15	10.79%	13	9.77%
Other	7	1.10%	7	1.02%	6	1.06%	5	1.09%	7	0.98%

Total domestic	333	67.64%	375	69.94%	236	70.12%	216	65.59%	330	63.91%
Total foreign	118	32.36%	105	30.06%	74	29.88%	91	34.41%	111	36.09%

Total allowance for loan losses	451	100.00%	480	100.00%	310	100.00%	307	100.00%	441	100.00%

Notes:
(1)	Other industries includes government and public institutions.
(2)	Certain loans of domestic and foreign were reclassified in order to conform to the current year’s presentation.

V. Deposits
The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018		2019		2020
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	19,643	—%	22,116	—%	23,219	—%
Interest-bearing demand deposits	56,478	0.01%	53,700	0.02%	57,080	0.02%
Time deposits	27,035	0.19%	26,424	0.31%	21,943	0.36%
Certificates of deposit	6,565	0.01%	7,044	0.01%	8,120	0.01%

Foreign offices:
Noninterest-bearing demand deposits	2,244	—%	1,750	—%	2,093	—%
Interest-bearing deposits, principally time deposits	19,161	1.33%	20,169	1.93%	20,957	1.90%
Certificates of deposit	5,406	1.25%	6,524	1.99%	6,550	1.93%

Total	136,532	0.28%	137,727	0.45%	139,962	0.44%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2018, 2019 and 2020 were ¥779 billion, ¥1,625 billion and ¥1,512 billion, respectively.
At March 31, 2020, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2020) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	7,560	6,563	14,123
Due after three months through six months	2,690	416	3,106
Due after six months through twelve months	3,207	440	3,647
Due after twelve months	1,227	140	1,367

Total	14,684	7,559	22,243
Foreign offices	18,009	5,724	23,733

Total	32,693	13,283	45,976

VI. Short-term borrowings
The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	4,016	2,534	377
Maximum balance outstanding at any month-end during the fiscal year	4,094	4,125	452
Balance at end of fiscal year	3,993	312	250
Weighted average interest rate during the fiscal year	0.02%	0.02%	0.15%
Weighted average interest rate on balance at end of fiscal year	0.02%	0.21%	0.22%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	24,692	24,609	23,691
Maximum balance outstanding at any month-end during the fiscal year	25,470	27,694	22,616
Balance at end of fiscal year	20,595	19,280	21,658
Weighted average interest rate during the fiscal year	1.01%	1.60%	1.55%
Weighted average interest rate on balance at end of fiscal year	1.07%	1.53%	1.15%

Other short-term borrowings:
Average balance outstanding during the fiscal year	1,355	1,962	1,962
Maximum balance outstanding at any month-end during the fiscal year	1,736	2,091	4,914
Balance at end of fiscal year	1,688	1,995	4,914
Weighted average interest rate during the fiscal year	1.13%	1.67%	1.49%
Weighted average interest rate on balance at end of fiscal year	1.35%	1.99%	0.63%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
of Mizuho Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 2, 2020 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses—Corporate loans

Description of the Matter
The Company provides an allowance for corporate loan losses of JPY 395,209 million as of March 31, 2020. As described in Notes 1 and 5 to the consolidated financial statements, management applies significant judgment in determining the obligor ratings used to segment the corporate loan portfolio and in estimating the expected future cash flows of impaired loans. Additionally, management applies significant judgment in adjusting the allowance to reflect significant uncertain economic and business conditions affecting key lending areas of the Company that are not reflected in the historical loss rates. Specifically, as of March 31, 2020, the Company identified certain industries and obligors which are most likely to be affected by the
COVID-19
pandemic and adjusted its historical loss formula-based allowance for these loan groups, using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product (“macroeconomic data”).

Auditing the allowance for corporate loan losses is challenging because determining obligor ratings, where the Company has a quantitative evaluation system (rating model) in place and where the obligor ratings are used to segment the corporate loan portfolio, requires significant judgment. Additionally, the assumptions used in determining the macroeconomic data used for the adjustment and estimates related to the expected future cash flows that are developed when measuring the allowance for corporate loan losses on impaired loans require significant judgment.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s allowance for loan losses process for corporate loans. The controls tested included, but were not limited to, controls over the validation and monitoring process that covers the models used to determine the obligor ratings, controls that management periodically reviews and challenges the obligor ratings, controls that evaluates the expected future cash flows used to determine loan impairment amounts and controls that evaluates the reasonableness of significant assumptions and judgments used in adjusting the allowance.

Our audit procedures included, among others, selecting a sample of borrowers and evaluating the obligor ratings for corporate loans within each segment, inspecting the evidence supporting these ratings and comparing the ratings and the related supporting evidence to management’s obligor rating definitions. We also evaluated the reasonableness of macroeconomic data used by management in estimating the adjustment of the allowance for loan losses. We involved our specialists to evaluate a sample of rating models the Company used to develop the obligor ratings and to evaluate the reasonableness of the macroeconomic data used by management in estimating the adjustment. For a sample of loans, we compared the expected future cash flows used to determine loan impairment amounts to actual past performance and the borrower’s future performance plans, when available. We also considered and evaluated relevant market and industry information, when available, that corroborated or contradicted management’s assumptions used in the adjustment, expected cash flows and obligor ratings.

Fair Value of Certain Level 3 Financial Instruments

Description of the Matter
The Company carries various types of
over-the-counter
derivatives (equity related contracts, interest rate contracts, foreign exchange contracts, credit-related contracts and other contracts) and long-term debt instruments with embedded derivatives measured at fair value. The Company carried JPY 74 billion, JPY 81 billion and JPY 621 billion of derivative assets, derivative liabilities and long-term debt with embedded derivatives measured at fair value, respectively. These financial instruments are categorized within Level 3 of the fair value hierarchy, which is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, as of March 31, 2020. As described in Notes 1 and 27 to the consolidated financial statements, management utilizes internally developed valuation models and unobservable inputs to estimate the fair value of certain level 3 financial instruments. The unobservable inputs used by management to estimate the fair value of these financial instruments include correlation and volatility.

Auditing management’s determination of the fair value of certain level 3 financial instruments is challenging because the determination of certain significant unobservable inputs requires significant judgment and effort in performing procedures related to the fair value of these instruments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s derivatives and debt fair valuation processes. The controls tested included, but were not limited to, controls over significant inputs included in the fair value measurements and controls over the appropriateness of the valuation techniques utilized within the internally developed valuation models.

Our audit procedures included, among others, evaluating the valuation techniques used, testing certain significant unobservable inputs used, comparing the Company’s valuation inputs to independent, third-party market information, where available, and testing the mathematical accuracy of the Company’s valuation calculation. We involved our specialists to evaluate certain significant unobservable inputs, the sensitivity of the inputs and the valuation techniques utilized within the internally developed valuation models.

/s/ Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2006, and as its Japanese statutory auditor since 2000, which included the years we served as joint auditors.
Tokyo, Japan
July 2, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
of Mizuho Financial Group, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2020, and the related notes and our report dated July 2, 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
July 2, 2020

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2019 AND 2020

	2019	2020
	(in millions of yen)
Assets:
Cash and due from banks	1,404,008	2,325,139
Interest-bearing deposits in other banks	44,268,731	39,625,975
Call loans and funds sold	763,453	1,006,991
Receivables under resale agreements	12,997,424	18,580,919
Receivables under securities borrowing transactions	2,578,134	2,216,059
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥3,244,305 million in 2019 and ¥4,978,497 million in 2020)	21,018,230	28,092,871
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,132,602 million in 2019 and ¥1,036,534 million in 2020)	18,133,916	19,112,952
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥476,146 million in 2019 and ¥297,240 million in 2020)	1,604,104	862,031
Equity securities	4,034,609	3,256,717
Other investments	389,740	443,951
Loans (Notes 4 and 5)	82,799,943	87,528,088
Allowance for loan losses	(307,201)	(440,855)

Loans, net of allowance	82,492,742	87,087,233
Premises and equipment—net (Note 6)	1,900,952	1,856,248
Due from customers on acceptances	187,137	167,764
Accrued income	342,845	323,632
Goodwill (Note 7)	95,151	92,997
Intangible assets (Note 7)	74,240	64,689
Deferred tax assets	49,775	136,713
Other assets (Note 12)	5,276,004	5,965,879

Total assets	197,611,195	211,218,760

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2019	2020
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	29,972	8,749
Interest-bearing deposits in other banks	31,676	61,439
Call loans and funds sold	115,199	422,304
Trading account assets	2,456,198	2,438,607
Investments	52,493	62,262
Loans, net of allowance	2,359,669	2,285,831
All other assets	1,003,133	535,954

Total assets	6,048,340	5,815,146

See the accompanying Notes to the Consolidated Financial Statements.
F-
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
MARCH 31, 2019 AND 2020

	2019	2020
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	23,844,639	28,109,943
Interest-bearing deposits	84,019,038	86,651,036
Foreign:
Noninterest-bearing deposits	1,793,803	2,186,203
Interest-bearing deposits	28,639,436	28,001,485
Due to trust accounts	312,347	249,737
Call money and funds purchased	2,841,932	2,263,076
Payables under repurchase agreements (Note 29)	14,640,369	17,970,662
Payables under securities lending transactions (Note 29)	1,797,737	1,423,638
Other short-term borrowings (Note 11)	1,994,826	4,914,485
Trading account liabilities	10,120,968	12,416,785
Bank acceptances outstanding	187,137	167,764
Income taxes payable	58,688	68,557
Deferred tax liabilities	108,120	25,874
Accrued expenses	288,556	249,344
Long-term debt (including liabilities accounted for at fair value of ¥2,433,294 million in 2019, and ¥2,537,082 million in 2020) (Notes 11 and 27)	11,529,400	10,346,152
Other liabilities (Note 12)	5,932,706	6,998,395

Total liabilities	188,109,702	202,043,136

Commitments and contingencies (Note 23)

Equity:
MHFG shareholders’ equity:
Common stock (Note 14)—no par value, authorized 48,000,000,000 shares in 2019 and 2020, and issued 25,392,498,945 shares in 2019 and 2020	5,829,657	5,827,500
Retained earnings	2,740,545	2,700,774
Accumulated other comprehensive income (loss), net of tax (Note 16)	164,021	(9,494)
Less: Treasury stock, at cost—Common stock 33,962,404 shares in 2019, and 32,106,811 shares in 2020	(7,704)	(6,415)

Total MHFG shareholders’ equity	8,726,519	8,512,365
Noncontrolling interests	774,974	663,259

Total equity	9,501,493	9,175,624

Total liabilities and equity	197,611,195	211,218,760

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2019	2020
	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	108,038	138,094
Other short-term borrowings	23,495	60,086
Trading account liabilities	—	34,205
Long-term debt	344,526	330,863
All other liabilities	1,523,791	948,715

Total liabilities	1,999,850	1,511,963

See the accompanying Notes to the Consolidated Financial Statements.
F-
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

	2018	2019	2020
	(in millions of yen)
Interest and dividend income:
Loans, including fees	1,109,776	1,381,553	1,380,828
Investments:
Interest	88,319	144,199	89,749
Dividends	86,066	88,289	76,150
Trading account assets	202,125	211,749	221,983
Call loans and funds sold	5,699	5,547	5,434
Receivables under resale agreements and securities borrowing transactions	149,197	254,862	271,598
Deposits in other banks	120,704	121,244	105,430

Total interest and dividend income	1,761,886	2,207,443	2,151,172

Interest expense:
Deposits	382,706	613,570	615,785
Trading account liabilities	41,514	49,660	52,955
Call money and funds purchased	5,031	11,121	8,830
Payables under repurchase agreements and securities lending transactions	243,569	382,045	358,862
Other short-term borrowings	16,166	33,313	29,813
Long-term debt	200,950	223,767	205,136

Total interest expense	889,936	1,313,476	1,271,381

Net interest income	871,950	893,967	879,791
Provision (credit) for loan losses (Note 5)	(126,362)	32,459	156,200

Net interest income after provision (credit) for loan losses	998,312	861,508	723,591

Noninterest income (Note 25):
Fee and commission income	865,711	853,290	867,885
Foreign exchange gains (losses)—net (Note 26)	91,793	93,577	44,345
Trading account gains (losses)—net (Note 26)	236,982	328,841	745,692
Investment gains (losses)—net (Note 2):
Debt securities	7,757	(3,842)	31,032
Equity securities	289,400	(155,947)	(557,391)
Equity in earnings (losses) of equity method investees—net	24,342	29,172	34,012
Gains on disposal of premises and equipment	8,225	5,145	2,583
Other noninterest income	80,453	72,135	139,582

Total noninterest income	1,604,663	1,222,371	1,307,740

Noninterest expenses:
Salaries and employee benefits	688,481	682,645	677,332
General and administrative expenses	585,992	761,528	649,498
Occupancy expenses	191,592	207,814	214,851
Fee and commission expenses	189,187	189,722	194,010
Provision (credit) for losses on off-balance-sheet instruments	(30,244)	(8,969)	19,262
Other noninterest expenses	138,669	166,079	122,888

Total noninterest expenses	1,763,677	1,998,819	1,877,841

Income before income tax expense	839,298	85,060	153,490
Income tax expense (Note 19)	237,604	9,335	47,175

Net income	601,694	75,725	106,315
Less: Net income (loss) attributable to noncontrolling interests	24,086	(8,746)	(43,880)

Net income attributable to MHFG shareholders	577,608	84,471	150,195

Earnings per common share (Note 18):	(in yen)
Basic net income per common share	22.77	3.33	5.92

Diluted net income per common share	22.76	3.33	5.92

Dividends per share:
Class XI preferred stock	—	—	—
Common stock	7.50	7.50	7.50

See the accompanying Notes to the Consolidated Financial Statements.
F-
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

	2018	2019	2020
	(in millions of yen)
Net income (1)	601,694	75,725	106,315

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	97,428	(9,472)	(41,483)
Foreign currency translation adjustments, net of tax	(29,934)	(23,781)	(50,576)
Pension liability adjustments, net of tax	155,044	(24,168)	(126,915)
Own credit risk adjustments, net of tax (2)	—	14,476	46,919

Total other comprehensive income (loss), net of tax	222,538	(42,945)	(172,055)

Total comprehensive income (loss)	824,232	32,780	(65,740)
Less: Total comprehensive income (loss) attributable to noncontrolling interests	25,893	(8,960)	(43,472)

Total comprehensive income (loss) attributable to MHFG shareholders	798,339	41,740	(22,268)

Notes:
(1)
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

(2)
The MHFG Group adopted ASU
No.2016-01
on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Issued accounting pronouncements” for further details.

See the accompanying Notes to the Consolidated Financial Statements.
F-
10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

	2018	2019	2020
	(in millions of yen)
Common stock:
Balance at beginning of fiscal year	5,826,149	5,826,383	5,829,657
Issuance of new shares of common stock due to exercise of stock acquisition rights	546	438	—
Performance-based stock compensation program	(326)	(282)	(178)
Other	14	3,118	(1,979)

Balance at end of fiscal year	5,826,383	5,829,657	5,827,500

Retained earnings:
Balance at beginning of fiscal year, previously reported	918,894	1,306,141	2,740,545
Cumulative effect of change in accounting principles, net of tax (Note 2)	—	1,540,317	1,052
Balance at beginning of fiscal year, adjusted	918,894	2,846,458	2,741,597
Net income attributable to MHFG shareholders	577,608	84,471	150,195
Dividends declared	(190,361)	(190,384)	(190,406)
Other	—	—	(612)

Balance at end of fiscal year	1,306,141	2,740,545	2,700,774

Accumulated other comprehensive income (loss) , net of tax (Note 16):
Balance at beginning of fiscal year, previously reported	1,521,163	1,741,894	164,021
Cumulative effect of change in accounting principles (Note 2)	—	(1,535,142)	(1,052)
Balance at beginning of fiscal year, adjusted	1,521,163	206,752	162,969
Change during year	220,731	(42,731)	(172,463)

Balance at end of fiscal year	1,741,894	164,021	(9,494)

Treasury stock, at cost:
Balance at beginning of fiscal year	(4,849)	(5,997)	(7,704)
Purchases of treasury stock	(2,431)	(3,002)	(1,908)
Disposal of treasury stock	1,283	1,295	3,197

Balance at end of fiscal year	(5,997)	(7,704)	(6,415)

Total MHFG shareholders’ equity	8,868,421	8,726,519	8,512,365

Noncontrolling interests:
Balance at beginning of fiscal year, previously reported	510,700	635,279	774,974
Cumulative effect of change in accounting principles	—	(616)	—
Balance at beginning of fiscal year, adjusted	510,700	634,663	774,974
Transactions between the MHFG Group and the noncontrolling interest shareholders	106,740	166,145	(52,521)
Dividends paid to noncontrolling interests	(8,054)	(16,874)	(15,722)
Net income (loss) attributable to noncontrolling interests	24,086	(8,746)	(43,880)
Other	1,807	(214)	408

Balance at end of fiscal year	635,279	774,974	663,259

Total equity	9,503,700	9,501,493	9,175,624

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income

(loss),
net of tax into net income are presented in Note 16 “Accumulated other comprehensive income

(loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.
F-
11

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

	2018	2019	2020
	(in millions of yen)
Cash flows from operating activities:
Net income	601,694	75,725	106,315
Less: Net income (loss) attributable to noncontrolling interests	24,086	(8,746)	(43,880)

Net income attributable to MHFG shareholders	577,608	84,471	150,195
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	179,158	355,164	243,724
Provision (credit) for loan losses	(126,362)	32,459	156,200
Investment losses (gains)—net	(297,157)	159,789	526,359
Equity in losses (earnings) of equity method investees—net	(24,342)	(29,172)	(34,012)
Foreign exchange losses (gains)—net	(251,613)	155,104	(139,900)
Deferred income tax expense (benefit)	60,011	(157,231)	(101,941)
Net change in trading account assets	992,084	2,776,764	(7,460,802)
Net change in trading account liabilities	(518,339)	(2,979,299)	2,599,090
Net change in loans held for sale	(54,530)	26,659	(60,189)
Net change in accrued income	(31,842)	(44,519)	14,060
Net change in accrued expenses	16,517	45,653	(24,345)
Other—net	(682,269)	235,177	90,489

Net cash provided by (used in) operating activities	(161,076)	661,019	(4,041,072)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities (1)	32,908,551	21,132,162	21,153,866
Proceeds from sales of Equity securities (2)	—	3,973,437	3,123,341
Proceeds from maturities of Available-for-sale securities (1)	13,819,828	15,673,340	15,350,105
Proceeds from maturities of Held-to-maturity securities	1,261,607	939,397	731,686
Purchases of Available-for-sale securities (1)	(49,722,644)	(34,327,798)	(37,445,206)
Purchases of Held-to-maturity securities	(2,982)	(2,042)	—
Purchases of Equity securities (2)	—	(3,429,923)	(2,900,020)
Proceeds from sales of loans	296,260	1,184,160	1,729,513
Net change in loans	(1,971,210)	(3,852,757)	(7,512,885)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	54,786	(2,971,007)	(5,812,860)
Proceeds from sales of premises and equipment	22,302	7,812	16,825
Purchases of premises and equipment	(292,201)	(157,714)	(243,022)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	948	220	1,068
Cash outflow from deconsolidation of a subsidiary	—	(4,943,059)	—

Net cash used in investing activities	(3,624,755)	(6,773,772)	(11,807,589)

Cash flows from financing activities:
Net change in deposits	6,083,800	3,065,826	7,920,701
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(67,508)	1,703,606	2,754,646
Net change in due to trust accounts	(130,544)	(59,373)	(62,610)
Net change in other short-term borrowings	257,774	270,560	2,936,677
Proceeds from issuance of long-term debt	1,956,007	1,659,412	2,303,803
Repayment of long-term debt	(3,310,804)	(3,241,799)	(3,273,353)
Proceeds from noncontrolling interests	76,894	219,187	131,795
Payments to noncontrolling interests	(12,949)	(579)	(148,673)
Proceeds from issuance of common stock	3	3	—
Proceeds from sales of treasury stock	1	953	1,517
Purchases of treasury stock	(1,611)	(2,124)	(1,441)
Dividends paid	(190,382)	(190,413)	(190,386)
Dividends paid to noncontrolling interests	(8,054)	(16,874)	(15,722)

Net cash provided by financing activities	4,652,627	3,408,385	12,356,954

Effect of exchange rate changes on cash and cash equivalents	(282,846)	206,186	(229,918)

Net increase (decrease) in cash and cash equivalents	583,950	(2,498,182)	(3,721,625)
Cash and cash equivalents at beginning of fiscal year	47,586,971	48,170,921	45,672,739

Cash and cash equivalents at end of fiscal year	48,170,921	45,672,739	41,951,114

F-
12
See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2018, 2019 AND 2020

	2018	2019	2020
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	818,593	1,268,412	1,321,358
Income taxes paid	172,891	175,615	97,630
Noncash investing activities:
Transfer of loans into loans held-for-sale	35,166	2,728	29,953
Deconsolidation of Trust & Custody Services Bank, Ltd.:
Decrease in total assets	—	8,990,604	—
of which Cash and cash equivalents	—	4,943,059	—
Decrease in total liabilities	—	8,958,535	—
of which Due to trust accounts	—	3,620,825	—
Noncash assets acquired at fair value in an equity method investee (3)	—	25,311	—

Notes:
(1)	Proceeds from sales and maturities of
Available-for-sale
securities as well as Purchases of
Available-for-sale
securities include cash activity related to Other investments for the fiscal year ended March 31, 2018, the amounts of which are not significant.

(2)	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments for the fiscal years ended March 31, 2019 and 2020, the amounts of which are not significant.

(3)	Noncash assets acquired at fair value in an equity method investee was from deconsolidation of Trust & Custody Services Bank, Ltd.

See the accompanying Notes to the Consolidated Financial Statements.
F-
13

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of presentation and summary of significant accounting policies
Basis of presentation
Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group,” or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 31 “Business segment information.”
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
The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s fiscal year ends on March 31. MHFG’s subsidiaries fiscal year end is determined by each subsidiary. If the fiscal year end of a subsidiary has more than three months discrepancy from the MHFG’s fiscal year end, the subsidiary executes provisional financial closing. For those subsidiaries where the fiscal year end is not on March 31 and where the subsidiaries do not execute provisional financial close, the effect on the MHFG Group’s consolidated financial statements of all material events through the date of each of the periods presented in the consolidated financial statements has been considered for adjustment and/or disclosure. When determining whether to consolidate investee entities, the MHFG Group performs an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.
Certain comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet
instruments, valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments and valuation of pension and other employee benefits. During times of pandemics and dislocated markets, such as COVID-19, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made
.
F-
14

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Definition of cash and cash equivalents
For purposes of the consolidated statements of cash flows, Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents. See Note 8 “Pledged assets and collateral” for more information on restricted cash.
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
Under resale agreements, securities borrowing and certain derivatives transactions, the MHFG Group receives collateral in the form of securities. In many cases, the MHFG Group is permitted to sell or repledge the securities obtained as collateral. Disclosures in respect of such collateral are presented in Note 8 “Pledged assets and collateral.” With respect to repurchase agreements, securities lending, and certain derivative transactions, counterparties may have the right to sell or repledge securities that the MHFG Group has pledged as collateral. The MHFG Group separately discloses these pledged securities in the consolidated balance sheets.
The MHFG Group monitors credit exposure arising from resale agreements, repurchase agreements, securities borrowing and securities lending transactions on a regular basis, and additional collateral is obtained from or returned to counterparties, as appropriate.
F-
15

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
F-
16

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payments of the principal and interest when due. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of a troubled debt restructuring (“TDR”) in accordance with ASC 310, “Receivables” (“ASC 310”). The majority of impaired loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.
In March 2020
,
the Coronavirus, Aid, Relief, and Economic Security Act (“the CARES Act”) was
approved
. The CARES Act and U.S. banking agencies have among other items, provided optional, temporary relief related to
F-
17

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
accounting for certain TDRs. The temporary TDR relief is available to banks for loan modifications
related to obligors who were adversely impacted by COVID-19. As of March 31, 2020
,
the MHFG Group has elected not to apply the temporary TDR relief provided by the CARES Act and U.S. banking agencies. Additionally the MHFG Group has elected not to apply any of the other provisions provided by the CARES Act.
All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectability of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired
loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired
loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 4 “Loans” for the definitions of obligor ratings.
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
For the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for loan losses. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. MHFG Group’s accounting policies and the methodology used to estimate the allowance for loan losses for the other portfolio segment are equivalent to the policies and methodology used for the corporate portfolio segment.
The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the
F-
18

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions by portfolio segments, and recent loss experience in particular segments of the portfolio. When determining the length of the period to calculate the probability of default, the Group considers the uncertainty in the economic and business conditions. The estimation of the formula allowance is analyzed on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date. Additionally, the allowance for loan losses is adjusted, where appropriate, to reflect significant uncertain economic and business conditions, such as COVID-19 pandemic. For March 31, 2020, the Group has incorporated the estimated impact of COVID-19 pandemic by adjusting its ASC 450 collective allowance; specifically by identifying impacted industries and obligors and adjusted its historical loss formula-based allowance for these loan groups, using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.
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
F-
19

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
F-
20

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Group generally determines the estimated fair value by utilizing a discounted cash flow methodology or methodologies that incorporate price-to-book
multiples of certain comparable companies.
Intangible assets
Intangible assets having definite useful lives are amortized over their estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed. Intangible assets acquired in connection with the merger of MHSC and Shinko Securities Co., Ltd. (“Shinko”) and the integration of asset management functions of DIAM Co., Ltd. (“DIAM”), MHTB, Mizuho Asset Management Co., Ltd. (“MHAM”) and Shinko Asset Management Co., Ltd. (“Shinko Asset Management”) consist primarily of customer relationship intangibles, and are amortized over weighted-average amortization periods of 16 years and 16.9 years, respectively. Intangible assets having indefinite useful lives are not amortized and are subject to impairment tests. An impairment loss is recorded to the extent that the carrying amount of the indefinite-lived intangible asset exceeds its estimated fair value. For intangible assets subject to amortization, an impairment loss is recorded if the carrying amount is not recoverable and exceeds its estimated fair value.
Leases
The MHFG Group, as a lessee, recognizes liabilities to make lease payments and right-of-use
(“ROU”) assets representing its right to use the underlying assets for the lease term. The lease terms include periods covered by options to extend or terminate the lease that the Group is reasonably certain to exercise. The Group uses its incremental borrowing rates at the lease commencement to determine the lease liability, which is measured at the present value of future lease payments, when the rate implicit in the lease is not readily determinable. The Group has elected not to separate lease and non-lease
components of a contract that is or contains a lease for its equipment leases. The Group has elected not to recognize ROU assets and liabilities for leases with terms of twelve months or less. For operating leases, the ROU assets and related liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets. Expenses are recognized on a straight-line basis over the lease term and are included in Occupancy expenses on the consolidated statements of income. Variable lease payments not included in the ROU assets or the lease liabilities are recognized as incurred in Occupancy expenses. For finance leases, ROU assets and related liabilities are included in Premises and equipment and Long-term debt, respectively, on the consolidated balance sheets.
Pension and other employee benefits
MHFG and certain subsidiaries sponsor pension plans which provide defined benefits to retired employees and other postretirement benefit plans, including severance indemnities. Severance indemnities are amounts payable to eligible employees upon termination of employment and are payable as
a
lump sum. Periodic expense and accrued liabilities are computed based on the actuarial present value of benefits, net of investment returns expected from plan assets and their fair values at the balance sheet date. Net periodic expense is charged to Salaries and employee benefits. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if they exceed the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation.
Stock-based compensation
MHFG, MHBK, MHTB and MHSC have a position-based stock compensation program for Directors (“Stock Compensation I”) and a performance-based stock compensation program for Directors (“Stock Compensation II”). For both programs, the stock-based compensation cost is determined based on the fair value
F-
21

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
See Note 21 “Stock-based compensation” for further details of the stock options and the stock compensation programs.
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
Fee and commission income
The MHFG Group recognizes revenue from contracts with customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring control of a promised service. The timing of revenue recognition is dependent on whether the Group satisfies a performance obligation by transferring control of the service to a customer over time or at a point in time. Fee and commission income is presented exclusive of consumption taxes. The major components of fee and commission income are as follows.
F-
22

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
Deposit-related fees include service charges on consumer and commercial deposit accounts such as account transfer charges. Deposit-related fees are recognized at the point in time when the transactions occur or the related service is provided.
Lending-related fees include fees for lending business such as commitment fees and arrangement fees.
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
Trust related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees. Fees for fiduciary asset management and administration services for corporate pension plans and investment funds are recognized over time in the period when the related service is provided. Other trust-related fees mainly include brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust and charges for stock transfer agent services. These fees are mainly earned on a transaction basis and recognized at the point in time when the related service is provided.
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
Fee and commission expenses
The principal items included in fee and commission expenses are fee and commission
expenses for remittance services and brokerages fees paid for securities transactions. These expenses are generally recognized on an incurred basis.
F-
23

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
Earnings per common share
Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect all dilutive potential common shares such as stock options and the common shares of MHFG under the stock compensation programs. See Note 18 “Earnings per common share” for the computation of basic and diluted earnings per common share.
2. Issued accounting pronouncements
Adopted accounting pronouncements
In January 2016, the FASB issued ASU
No.2016-01,
“Financial Instruments—Overall (Subtopic
825-10)—
Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU
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
No.2016-01,
Investment gains (losses)—net of Equity securities and Debt securities are presented separately in the MHFG Group’s consolidated results of operations. The amounts for the prior periods have been reclassified in order to conform to the current year’s presentation. The Group adopted the ASU on April 1, 2018 and increased Retained earnings by ¥1,545 billion, net of tax, including any stranded tax amounts from prior periods, on the date of adoption. The majority of this amount related to marketable equity securities which increased Retained earnings by ¥1,530 billion, net of tax, including any stranded tax amounts from prior periods, as cumulative-effect adjustment out of AOCI into Retained earnings. For additional information, see Note 3 “Investments,” Note 16 “Accumulated other comprehensive income
 (loss)
, net of tax,” Note 22 “Derivative financial instruments” and Note 27 “Fair value.” The impact of the adoption resulted in a cumulative-effect adjustment out of Retained earnings to AOCI related to the instrument-specific credit risk for liabilities for which the fair value option was elected, which increased Retained earnings by ¥10 billion, net of tax, on April 1, 2018. For additional information, see Note 16 “Accumulated other comprehensive income

(loss)
, net of tax,” Note 19 “Income taxes” and Note 27 “Fair value.” The remaining ¥5 billion, net of tax, on April 1, 2018, related to equity securities that qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), which were previously measured at cost.
F-
24

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
In February 2016, the FASB issued ASU
No.2016-02,
“Leases (Topic 842)” (“ASU
No.2016-02”).
The ASU requires lessees to recognize the assets and liabilities arising from leases on the balance sheet. Lessees should recognize liabilities to make lease payments and ROU assets representing its right to use the underlying assets for the lease term. This recognition applies to leases classified as operating leases and finance leases, and the update retains a distinction between finance leases and operating leases. However, the ASU has not changed the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee significantly. The ASU also requires qualitative disclosures along with specific quantitative disclosures including the amount, timing, and uncertainty of cash flows arising from leases. On April 1, 2019, the MHFG Group adopted ASU
No.2016-02
prospectively without adjustments to the comparative periods presented. The Group elected the package of practical expedients which permit an entity to not reassess whether existing contracts contain leases, lease classification for any existing leases, or initial direct costs for existing leases. At adoption, the Group recognized ROU assets and lease liabilities of approximately ¥0.6 trillion. The adoption of the ASU did not have material impact to the Group’s consolidated shareholders’ equity. See Note 1 “Basis of presentation and summary of significant accounting policies” and Note 23 “Commitments and contingencies” for further information.
In January 2017, the FASB issued ASU No.2017-04, “Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment” (“ASU No.2017-04”). The ASU eliminates Step 2, under which an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, from the goodwill impairment test. Instead, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The MHFG Group early adopted ASU No.2017-04 in the second half of the fiscal year ended March 31, 2020. The adoption of ASU No.2017-04 did not have a material impact on the results of the Group’s goodwill impairment test.
In August 2017, the FASB issued ASU
No.2017-12,
“Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU
No.2017-12”).
The ASU amends the current accounting for derivatives and hedging to enable entities to better portray the economic results of risk management activities in the financial statements. Specifically, the amendments: (1) eliminate the separate measurement and reporting of hedge ineffectiveness, (2) expand the ability to hedge nonfinancial and financial risk components, and (3) provide an alternative method for measuring the hedged item in fair value hedges of interest rate risk. On April 1, 2019, the MHFG Group adopted ASU
No.2017-12
using a cumulative-effect adjustment to the balance sheet as of April 1, 2019. The adoption of ASU
No.2017-12
did not have a material impact on the Group’s consolidated results of operations or financial condition.
In February 2018, the FASB issued ASU
No.2018-02,
“Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU
No.2018-02”).
The ASU allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The MHFG Group adopted ASU
No.2018-02
on April 1, 2019. The adoption of ASU
No.2018-02
did not have a material impact on the Group’s consolidated results of operations or financial condition.
In October 2018, the FASB issued ASU
No.2018-16,
“Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes” (“ASU
No.2018-16”).
The ASU permits use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the interest rates on direct Treasury obligations of the U.S. government (“UST”), the London Interbank Offered Rate (“LIBOR”)
F-
25

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
swap rate, the OIS rate based on the Federal Funds Effective Rate, and the Securities Industry and Financial Markets Association (“SIFMA”) Municipal Swap Rate. The MHFG Group adopted ASU
No.2018-16
on April 1, 2019 on a prospective basis. The adoption of ASU
No.2018-16
did not have a material impact on the Group’s consolidated results of operations or financial condition.
In March 2020, the FASB issued ASU
No.2020-04,
“Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU
No.2020-04”).
The ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions affected by reference rate reform. The ASU is effective as of March 12, 2020 through December 31, 2022. The MHFG Group has not elected the relief; however, the Group expects to elect the relief prior to December 31, 2022 and is currently evaluating the potential impact that the relief will have on the Group’s consolidated results of operations or financial condition.
Accounting pronouncements issued but not yet effective as of March 31, 2020
In June 2016, the FASB issued ASU
No.2016-13,
“Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU
No.2016-13”).
The ASU replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The ASU also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. In April 2019, the FASB issued ASU
No.2019-04,
“Codification Improvements to Topic 326, Financial Instruments—Credit Losses” (“ASU
No.2019-04”).
The ASU clarifies the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In May 2019, the FASB issued ASU
No.2019-05,
“Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief” (“ASU
No.2019-05”).
The ASU provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In November 2019, the FASB issued ASU
No.2019-11,
“Codification Improvements to Topic 326, Financial Instruments—Credit Losses (Topic 326)” (“ASU
No.2019-11”).
The ASU clarifies or addresses specific issues about certain aspects of the amendments in ASU
No.2016-13,
such as expected recoveries for purchased financial assets with credit deterioration and financial assets secured by collateral maintenance provisions. The MHFG Group adopted ASU
No.2016-13,
2019-04,
2019-05,
and
2019-11
on April 1, 2020 using a modified retrospective approach. The Group anticipates an increase to the Allowance for credit losses (previously Allowance for loan losses) of approximately 40% with a corresponding charge to
R
etained earnings upon adoption of the ASUs on April 1, 2020. The Group continues to refine its estimate, including further consideration of potential impact of COVID-19, and the Group continues to implement post adoption operational processes and internal controls. Additionally, as of April 1, 2020
,
the
Group did not elect the fair value option for certain financial assets measured at amortized cost basis.
In August 2018, the FASB issued ASU
No.2018-13,
“Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU
No.2018-13”).
The ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of the notes to financial statements. The ASU mainly adds the disclosure requirements to report the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average or other
F-
26

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
quantitative information of significant unobservable inputs used to develop Level 3 fair value measurements. The MHFG Group adopted ASU
No.2018-13
on April 1, 2020. The amendments require additional disclosure on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty. Certain of the requirements will be applied prospectively, and other amendments will be applied retrospectively. The adoption of the ASU did not have a material impact on the Group.
In August 2018, the FASB issued ASU
No.2018-14,
“Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic
715-20)—Disclosure
Framework—Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU
No.2018-14”).
The amendments in this update remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. Mainly, the ASU removes the disclosure requirement of the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year, and adds the disclosure requirement of the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates. The MHFG Group adopted ASU
No.2018-14
on April 1, 2020. The requirements will be applied retrospectively on the Group’s disclosures for the fiscal year end
e
d
 March 31, 2020. The adoption of ASU
No.2018-14
did not have a material impact on the Group.
In October 2018, the FASB issued ASU
No.2018-17,
“Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU
No.2018-17”).
The ASU requires indirect interests held through related parties in common control arrangements to be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The MHFG Group adopted ASU
No.2018-17
on April 1, 2020 using a cumulative-effect adjustment to Retained earnings as of April 1, 2020. The adoption of ASU
No.2018-17
did not have a material impact on the Group’s consolidated results of operations or financial condition.
F-
27

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2019 and 2020 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2019
Available-for-sale securities:
Debt securities:
Japanese government bonds	11,888,510	11,259	2,998	11,896,771
Japanese local government bonds	208,308	1,671	87	209,892
U.S. Treasury bonds and federal agency securities	1,008,903	644	231	1,009,316
Other foreign government bonds	1,341,564	758	455	1,341,867
Agency mortgage-backed securities (1)	530,540	14,524	593	544,471
Residential mortgage-backed securities	99,904	1,420	191	101,133
Commercial mortgage-backed securities	495,313	4,914	104	500,123
Japanese corporate bonds and other debt securities	1,743,309	7,686	1,561	1,749,434
Foreign corporate bonds and other debt securities (2)	778,088	3,047	226	780,909

Total	18,094,439	45,923	6,446	18,133,916

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,119,899	19,907	—	1,139,806
Agency mortgage-backed securities (3)	484,205	—	14,423	469,782

Total	1,604,104	19,907	14,423	1,609,588

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2020
Available-for-sale securities:
Debt securities:
Japanese government bonds	12,651,677	1,319	50,224	12,602,772
Japanese local government bonds	272,412	649	494	272,567
U.S. Treasury bonds and federal agency securities	927,172	7,733	—	934,905
Other foreign government bonds	1,408,009	3,273	202	1,411,080
Agency mortgage-backed securities (1)	494,958	10,490	434	505,014
Residential mortgage-backed securities	83,077	1,405	151	84,331
Commercial mortgage-backed securities	609,559	5,551	106	615,004
Japanese corporate bonds and other debt securities	1,836,540	7,489	8,772	1,835,257
Foreign corporate bonds and other debt securities (2)	849,595	2,595	168	852,022

Total	19,132,999	40,504	60,551	19,112,952

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,936	13,357	—	493,293
Agency mortgage-backed securities (3)	382,095	1,245	1,303	382,037

Total	862,031	14,602	1,303	875,330

Notes:
(1)	Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥517,330 million and ¥27,141 million, respectively, at March 31, 2019, and ¥504,953 million and ¥61 million, respectively, at March 31, 2020. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)	Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥246,503 million at March 31, 2019, and ¥271,387 million at March 31, 2020.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

F-
28

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Contractual maturities
The amortized cost and fair value of
available-for-sale
and
held-to-maturity
securities at March 31, 2020 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,872,058	4,980,539	1,753,300	45,780	12,651,677
Japanese local government bonds	11,530	171,825	84,528	4,529	272,412
U.S. Treasury bonds and federal agency securities	883,432	43,740	—	—	927,172
Other foreign government bonds	1,029,641	378,368	—	—	1,408,009
Agency mortgage-backed securities	—	—	—	494,958	494,958
Residential mortgage-backed securities	—	—	—	83,077	83,077
Commercial mortgage-backed securities	16,372	202,044	390,343	800	609,559
Japanese corporate bonds and other debt securities	98,532	868,704	545,320	323,984	1,836,540
Foreign corporate bonds and other debt securities	377,642	327,312	141,755	2,886	849,595

Total	8,289,207	6,972,532	2,915,246	956,014	19,132,999

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	479,936	—	—	479,936
Agency mortgage-backed securities	—	—	—	382,095	382,095

Total	—	479,936	—	382,095	862,031

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,872,485	4,963,282	1,722,090	44,915	12,602,772
Japanese local government bonds	11,537	172,052	84,443	4,535	272,567
U.S. Treasury bonds and federal agency securities	890,367	44,538	—	—	934,905
Other foreign government bonds	1,031,189	379,891	—	—	1,411,080
Agency mortgage-backed securities	—	—	—	505,014	505,014
Residential mortgage-backed securities	—	—	—	84,331	84,331
Commercial mortgage-backed securities	16,396	203,233	394,561	814	615,004
Japanese corporate bonds and other debt securities	98,589	868,675	544,559	323,434	1,835,257
Foreign corporate bonds and other debt securities	378,464	328,918	141,754	2,886	852,022

Total	8,299,027	6,960,589	2,887,407	965,929	19,112,952

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	493,293	—	—	493,293
Agency mortgage-backed securities	—	—	—	382,037	382,037

Total	—	493,293	—	382,037	875,330

F-
29

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Other-than-temporary impairment
The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. Effective April 1, 2018, the available-for-sale
category was eliminated for equity securities and, therefore, the other-than-temporary impairment review is not required for these securities. See Note 2 “Issued accounting pronouncements” for further details. Before the adoption of ASU
No.2016-01,
for equity securities, impairment was evaluated considering the length of time and extent to which the fair value had been below cost, the financial condition and near-term prospects of the issuers, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security was deemed other-than-temporarily impaired, it was written down to fair value, with the full decline recognized in earnings.
The other-than-temporary impairment losses on
available-for-sale
securities for the fiscal year
s
ended March 31, 2018, 2019 and 2020 were not significant. No impairment losses were recognized on held-to-maturity
securities for the periods.
F-
30

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Continuous unrealized loss position
The following table shows the gross unrealized losses and fair value of available-for-sale
and
held-to-maturity
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2019 and 2020:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2019
Available-for-sale securities:
Debt securities:
Japanese government bonds	2,296,536	1,441	1,332,688	1,557	3,629,224	2,998
Japanese local government bonds	9,752	32	38,873	55	48,625	87
U.S. Treasury bonds and federal agency securities	506,176	231	—	—	506,176	231
Other foreign government bonds	438,771	321	26,782	134	465,553	455
Agency mortgage-backed securities (1)	466	2	37,706	591	38,172	593
Residential mortgage-backed securities	—	—	16,729	191	16,729	191
Commercial mortgage-backed securities	11,256	44	36,760	60	48,016	104
Japanese corporate bonds and other debt securities	417,825	924	440,937	637	858,762	1,561
Foreign corporate bonds and other debt securities	129,164	142	79,716	84	208,880	226

Total	3,809,946	3,137	2,010,191	3,309	5,820,137	6,446

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	—	—	469,782	14,423	469,782	14,423

Total	—	—	469,782	14,423	469,782	14,423

2020
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,339,320	43,204	283,561	7,020	10,622,881	50,224
Japanese local government bonds	162,665	418	34,114	76	196,779	494
U.S. Treasury bonds and federal agency securities	—	—	—	—	—	—
Other foreign government bonds	196,990	202	—	—	196,990	202
Agency mortgage-backed securities (1)	30,913	227	9,504	207	40,417	434
Residential mortgage-backed securities	9,524	62	5,450	89	14,974	151
Commercial mortgage-backed securities	15,115	85	7,478	21	22,593	106
Japanese corporate bonds and other debt securities	669,572	5,507	608,361	3,265	1,277,933	8,772
Foreign corporate bonds and other debt securities	152,058	165	5,564	3	157,622	168

Total	11,576,157	49,870	954,032	10,681	12,530,189	60,551

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	—	—	191,244	1,303	191,244	1,303

Total	—	—	191,244	1,303	191,244	1,303

F-
31

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥11,107 million and ¥27,065 million, respectively, at March 31, 2019, and ¥40,417 million and ¥0 million, respectively, at March 31, 2020. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government.

(2)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

At March 31, 2020, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the fiscal years ended March 31, 2018, 2019 and 2020. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2018, 2019 and 2020” for the proceeds from sales of investments.

	2018	2019 (Note)	2020 (Note)
	(in millions of yen)
Gross realized gains	314,948	23,777	41,903
Gross realized losses	(41,044)	(26,299)	(13,398)

Net realized gains (losses) on sales of available-for-sale securities	273,904	(2,522)	28,505

Note:	Effective April 1, 2018, the
available-for-sale
category was eliminated for equity securities, and gains and losses on these securities are not included for the fiscal years ended March 31, 2019 and 2020 columns in this table. See Note 2 “Issued accounting pronouncements” for further details.

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
F-
32

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the fiscal years ended March 31, 2019 and 2020:

	2019	2020
	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	(155,947)	(557,391)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	34,034	1,710

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	(189,981)	(559,101)

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2019 and 2020:

	2019	2020
	(in millions of yen)
Carrying amounts at the end of the period	212,270	419,775
Downward adjustments and impairments	1,413	2,435
Upward adjustments	2,373	9,128

The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	2019	2020
	(in millions of yen)
Downward adjustments and impairments	1,413	1,272
Upward adjustments	2,373	6,928

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
F-
33

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Other investments
The following table summarizes the composition of Other investments at March 31, 2019 and 2020:

	2019	2020
	(in millions of yen)
Equity method investments	354,268	404,513
Investments held by consolidated investment companies	35,472	39,438

Total	389,740	443,951

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥201,034 million and ¥213,243 million, at March 31, 2019 and 2020, respectively. The aggregate market values of these marketable equity securities were ¥308,137 million and ¥287,488 million, respectively. The majority of aggregate market values of these marketable equity securities include Orient Corporation, the Chiba Kogyo Bank, Ltd.
,
 Joint Stock Commercial Bank for Foreign Trade of Vietnam
and
Mizuho
 Leas
ing Company, Limi
t
ed
of which the MHFG Group’s proportionate share of the total outstanding common stock were 49.0%, 16.89%
, 15.00%
and 23.52%, respectively, as of March 31, 2020. In addition, equity method investments include non-marketable
equity securities such as Matthews International Capital Management, LLC
 and
 JTC Holdings, Ltd. of which the MHFG Group’s proportionate share of the total outstanding common stock were 16.25%
 and
 27.00%, respectively, as of March 31, 2020.
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
F-
34

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
4. Loans
The table below presents loans outstanding by domicile and industry of borrower at March 31, 2019 and 2020:

	2019	2020
	(in millions of yen)
Domestic:
Manufacturing	9,553,854	9,731,028
Construction and real estate	8,950,577	9,603,433
Services	5,016,971	5,992,511
Wholesale and retail	5,159,356	5,219,727
Transportation and communications	3,693,491	3,832,884
Banks and other financial institutions	4,345,589	4,634,442
Government and public institutions	2,358,904	2,198,805
Other industries (Note)	5,472,597	5,389,347
Individuals:
Mortgage loans	8,950,216	8,567,099
Other	907,589	861,235

Total domestic	54,409,144	56,030,511

Foreign:
Commercial and industrial	19,126,182	20,818,709
Banks and other financial institutions	9,086,721	10,475,277
Government and public institutions	296,872	317,284
Other	33,171	35,388

Total foreign	28,542,946	31,646,658

Total	82,952,090	87,677,169
Less: Unearned income and deferred loan fees—net	152,147	149,081

Total loans before allowance for loan losses	82,799,943	87,528,088

Note:	Other industries of d omestic includes trade receivables and lease receivables of consolidated VIEs.

Net losses on sales of loans were ¥87 million, ¥2,018 million and ¥1,036 million including unrealized losses related to recording loans held for sale at the lower of cost or fair value for the fiscal years ended March 31, 2018, 2019 and 2020, respectively. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.
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
F-
35

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.
The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB:

Obligor category (1)(2)	Obligor rating (3)	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

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

F-
36

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2019 and 2020:

	Normal obligors			Watch obligors excluding special attention obligors (1)			Impaired loans	Total
	Corporate	Retail (2)	Other (3)	Corporate	Retail (2)	Other (3)
	(in millions of yen)
2019

Domestic:
Manufacturing	9,205,542	69,080	19,805	141,202	8,278	1,303	108,644	9,553,854
Construction and real estate	8,182,062	505,142	15,920	186,753	14,490	25	46,185	8,950,577
Services	4,665,709	165,643	3,281	90,178	18,586	1	73,573	5,016,971
Wholesale and retail	4,682,630	161,392	26,881	127,695	25,553	591	134,614	5,159,356
Transportation and communications	3,543,952	71,934	934	37,993	7,472	—	31,206	3,693,491
Banks and other financial institutions	4,304,483	1,534	72	28,881	319	—	10,300	4,345,589
Government and public institutions	2,358,899	5	—	—	—	—	—	2,358,904
Other industries (4)	3,126,217	2,450	2,323,197	7,725	421	3,633	8,954	5,472,597
Individuals	233,986	9,384,955	64,974	21,127	70,427	1,168	81,168	9,857,805

Total domestic	40,303,480	10,362,135	2,455,064	641,554	145,546	6,721	494,644	54,409,144

Foreign:
Commercial and industrial	16,101,326	182	2,488,800	347,060	—	38,404	150,410	19,126,182
Banks and other financial institutions	8,583,432	—	492,831	10,458	—	—	—	9,086,721
Government and public institutions	296,870	—	—	—	—	—	2	296,872
Other	1,480	9,713	19,690	333	—	879	1,076	33,171

Total foreign	24,983,108	9,895	3,001,321	357,851	—	39,283	151,488	28,542,946

Total	65,286,588	10,372,030	5,456,385	999,405	145,546	46,004	646,132	82,952,090

2020

Domestic:
Manufacturing	9,007,095	62,921	17,445	475,983	7,474	684	159,426	9,731,028
Construction and real estate	8,849,784	473,339	12,710	201,384	10,928	—	55,288	9,603,433
Services	5,600,528	159,657	2,943	131,783	16,602	15	80,983	5,992,511
Wholesale and retail	4,766,460	145,568	17,156	119,778	22,363	873	147,529	5,219,727
Transportation and communications	3,692,025	65,535	395	44,250	7,664	303	22,712	3,832,884
Banks and other financial institutions	4,595,441	1,593	347	24,686	429	—	11,946	4,634,442
Government and public institutions	2,198,796	9	—	—	—	—	—	2,198,805
Other industries (4)	3,106,282	2,684	2,230,748	15,238	372	15,038	18,985	5,389,347
Individuals	208,832	8,989,113	63,185	20,990	60,128	2,279	83,807	9,428,334

Total domestic	42,025,243	9,900,419	2,344,929	1,034,092	125,960	19,192	580,676	56,030,511

Foreign:
Commercial and industrial	17,806,263	284	2,526,317	314,273	—	36,593	134,979	20,818,709
Banks and other financial institutions	9,745,247	—	726,823	3,207	—	—	—	10,475,277
Government and public institutions	303,393	—	13,129	762	—	—	—	317,284
Other	1,333	10,406	20,558	1,684	15	843	549	35,388

Total foreign (5)	27,856,236	10,690	3,286,827	319,926	15	37,436	135,528	31,646,658

Total	69,881,479	9,911,109	5,631,756	1,354,018	125,975	56,628	716,204	87,677,169

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.

F-
37

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(2)
The primary component of the retail portfolio segment is mortgage loans to individuals which obligor category is classified based on past due status. The trigger to reclassify obligors from normal obligors to watch obligors excluding special attention obligors is when the past due status is more than 30 days.

(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute other, since their portfolio segments are not identical to those of MHBK and MHTB.

(4)	Other industries of domestic includes trade receivables and lease receivables of consolidated VIEs.

(5)	Impaired loans to foreign borrowers decreased by ¥15,960 million due mainly to the sale of certain loans, partly offset by deterioration of credit status of certain other borrowers.

Impaired loans
The MHFG Group considers loans to be impaired when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans, and all of the Group’s impaired loans are designated as nonaccrual loans. There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans. The table below presents impaired loans information at March 31, 2019 and 2020:

	Recorded investment (1)			Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total
	(in millions of yen)
2019
Domestic:
Manufacturing	103,039	5,605	108,644	111,533	39,301	122,764	1,404
Construction and real estate	36,873	9,312	46,185	51,158	4,661	42,224	487
Services	64,021	9,552	73,573	79,736	16,311	67,679	1,058
Wholesale and retail	124,911	9,703	134,614	147,665	38,763	130,860	1,814
Transportation and communications	28,297	2,909	31,206	32,139	13,146	29,864	412
Banks and other financial institutions	6,473	3,827	10,300	10,300	1,327	10,671	109
Other industries	8,867	87	8,954	9,149	5,761	6,042	29
Individuals	37,488	43,680	81,168	88,331	2,630	86,082	1,326

Total domestic	409,969	84,675	494,644	530,011	121,900	496,186	6,639

Foreign:
Total foreign (5)	119,079	32,409	151,488	164,984	47,345	113,559	1,518

Total	529,048	117,084	646,132	694,995	169,245	609,745	8,157

2020
Domestic:
Manufacturing	152,865	6,561	159,426	162,742	62,879	139,123	2,292
Construction and real estate	47,413	7,875	55,288	62,064	8,366	50,343	593
Services	71,358	9,625	80,983	85,565	20,117	78,583	973
Wholesale and retail	139,338	8,191	147,529	158,933	48,582	139,042	1,845
Transportation and communications	20,203	2,509	22,712	23,555	7,318	25,549	383
Banks and other financial institutions	8,193	3,753	11,946	11,946	1,541	10,565	129
Other industries	18,709	276	18,985	20,716	8,606	14,512	194
Individuals	42,632	41,175	83,807	88,315	6,382	82,456	1,253

Total domestic	500,711	79,965	580,676	613,836	163,791	540,173	7,662

Foreign:
Total foreign (5)	95,289	40,239	135,528	151,212	67,235	123,313	3,032

Total	596,000	120,204	716,204	765,048	231,026	663,486	10,694

F-3
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.

(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

(3)	The allowance for loan losses on impaired loans includes the allowance for groups of loans which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment. The total carrying amount of the groups of loans which were collectively evaluated for impairment at March 31, 2019 and 2020 was ¥257,099 million and ¥260,596 million, respectively.

(4)	Amounts represent the amount of interest income on impaired loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.

(5)	The majority of total foreign consist of commercial and industrial loans.

The remaining balance of impaired loans that have been partially charged off, was ¥25,097 million and ¥20,378 million as of March 31, 2019 and 2020, respectively.
F-3
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Troubled debt restructurings
The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the fiscal years ended March 31, 2019 and 2020:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs
	(in millions of yen)
2019
Domestic:
Manufacturing	—	—	134,544
Construction and real estate	—	—	39,254
Services	—	—	87,468
Wholesale and retail	—	—	167,299
Transportation and communications	—	—	33,991
Banks and other financial institutions	—	—	17,286
Other industries	—	—	120
Individuals	—	—	42,330

Total domestic	—	—	522,292

Foreign:
Total foreign (2)	984	1,964	44,033

Total	984	1,964	566,325

2020
Domestic:
Manufacturing	689	3,806	148,564
Construction and real estate	—	—	31,803
Services	—	—	78,211
Wholesale and retail	—	196	169,224
Transportation and communications	—	—	18,700
Banks and other financial institutions	—	—	16,962
Other industries	—	—	1,366
Individuals	—	—	14,000

Total domestic	689	4,002	478,830

Foreign:
Total foreign (2)	466	4,906	114,159

Total	1,155	8,908	592,989

Notes:
(1)	Amounts represent the book values of loans immediately after the restructurings.

(2)	The majority of total foreign consist of commercial and industrial loans.

F-
40

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2019 and 2020 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2019	2020
	(in millions of yen)
Domestic:
Manufacturing	1,173	3,752
Construction and real estate	121	345
Services	1,335	3,822
Wholesale and retail	15,087	19,018
Transportation and communications	878	824
Banks and other financial institutions	66	66
Other industries	1,650	—
Individuals	2,152	2,545

Total domestic	22,462	30,372

Foreign:
Total foreign	5,418	11,442

Total	27,880	41,814

F-
41

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Age analysis of past due loans
The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2019 and 2020:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2019
Domestic:
Manufacturing	2,210	513	7,036	9,759	9,544,095	9,553,854
Construction and real estate	1,010	1,054	31,092	33,156	8,917,421	8,950,577
Services	633	196	3,494	4,323	5,012,648	5,016,971
Wholesale and retail	1,614	1,415	7,868	10,897	5,148,459	5,159,356
Transportation and communications	363	256	2,119	2,738	3,690,753	3,693,491
Banks and other financial institutions	3	484	6	493	4,345,096	4,345,589
Government and public institutions	—	—	—	—	2,358,904	2,358,904
Other industries	2	—	57	59	5,472,538	5,472,597
Individuals	27,139	11,013	28,965	67,117	9,790,688	9,857,805

Total domestic	32,974	14,931	80,637	128,542	54,280,602	54,409,144

Foreign:
Total foreign (Note)	668	211	26,316	27,195	28,515,751	28,542,946

Total	33,642	15,142	106,953	155,737	82,796,353	82,952,090

2020
Domestic:
Manufacturing	1,109	386	10,997	12,492	9,718,536	9,731,028
Construction and real estate	1,266	687	21,518	23,471	9,579,962	9,603,433
Services	792	548	6,714	8,054	5,984,457	5,992,511
Wholesale and retail	1,748	2,446	11,972	16,166	5,203,561	5,219,727
Transportation and communications	56	35	2,051	2,142	3,830,742	3,832,884
Banks and other financial institutions	—	—	109	109	4,634,333	4,634,442
Government and public institutions	—	—	—	—	2,198,805	2,198,805
Other industries	28	20	1,326	1,374	5,387,973	5,389,347
Individuals	21,376	10,876	34,793	67,045	9,361,289	9,428,334

Total domestic	26,375	14,998	89,480	130,853	55,899,658	56,030,511

Foreign:
Total foreign (Note)	1,214	181	28,722	30,117	31,616,541	31,646,658

Total	27,589	15,179	118,202	160,970	87,516,199	87,677,169

Note:	The majority of total foreign consist of commercial and industrial loans.

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
F-
42

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
Changes in Allowance for loan losses by portfolio segment for the fiscal years ended March 31, 2018, 2019 and 2020 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
2018
Balance at beginning of fiscal year	407,327	36,923	35,423	479,673

Provision (credit) for loan losses	(123,470)	(7,427)	4,535	(126,362)

Charge-offs	(44,621)	(2,118)	(9,123)	(55,862)
Recoveries	12,924	814	1,482	15,220

Net charge-offs	(31,697)	(1,304)	(7,641)	(40,642)

Others (Note)	(3,088)	—	321	(2,767)

Balance at end of fiscal year	249,072	28,192	32,638	309,902

2019
Balance at beginning of fiscal year	249,072	28,192	32,638	309,902

Provision (credit) for loan losses	31,693	(2,658)	3,424	32,459

Charge-offs	(39,728)	(2,856)	(4,940)	(47,524)
Recoveries	11,019	552	2,532	14,103

Net charge-offs	(28,709)	(2,304)	(2,408)	(33,421)

Others (Note)	847	—	(2,586)	(1,739)

Balance at end of fiscal year	252,903	23,230	31,068	307,201

2020
Balance at beginning of fiscal year	252,903	23,230	31,068	307,201

Provision (credit) for loan losses	155,576	760	(136)	156,200

Charge-offs	(33,971)	(3,840)	(6,547)	(44,358)
Recoveries	26,155	700	1,061	27,916

Net charge-offs	(7,816)	(3,140)	(5,486)	(16,442)

Others (Note)	(5,454)	—	(650)	(6,104)

Balance at end of fiscal year	395,209	20,850	24,796	440,855

Note:	Others includes primarily foreign exchange translation.

F-
43

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2019 and 2020:

	Corporate	Retail	Other	Total
	(in millions of yen)
2019
Allowance for loan losses	252,903	23,230	31,068	307,201

of which individually evaluated for impairment	139,472	2,122	8,933	150,527
of which collectively evaluated for impairment	113,431	21,108	22,135	156,674

Loans (Note)	66,804,088	10,596,994	5,551,008	82,952,090

of which individually evaluated for impairment	539,893	20,886	54,319	615,098
of which collectively evaluated for impairment	66,264,195	10,576,108	5,496,689	82,336,992

2020
Allowance for loan losses	395,209	20,850	24,796	440,855

of which individually evaluated for impairment	231,941	1,704	5,443	239,088
of which collectively evaluated for impairment	163,268	19,146	19,353	201,767

Loans (Note)	71,840,922	10,112,617	5,723,630	87,677,169

of which individually evaluated for impairment	971,153	19,279	44,244	1,034,676
of which collectively evaluated for impairment	70,869,769	10,093,338	5,679,386	86,642,493

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

6. Premises and equipment
Premises and equipment at March 31, 2019 and 2020 consist of the following:

	2019	2020
	(in millions of yen)
Land	563,032	557,943
Buildings	826,781	657,774
Equipment and furniture	472,186	442,302
Leasehold improvements	97,508	228,383
Construction in progress	37,174	73,164
Software	1,366,481	1,359,120

Total	3,363,162	3,318,686
Less: Accumulated depreciation and amortization	1,462,210	1,462,438

Premises and equipment—net	1,900,952	1,856,248

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2018, 2019 and 2020 was ¥169,346 million, ¥345,560 million and ¥234,457 million, respectively.
Depreciation and amortization expense related to
s
oftware was reported in General and administrative expenses, and all other depreciation and amortization expense was reported in Occupancy expenses.
F-
4
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The MHFG Group recognized impairment losses of ¥27,428 million on premises and equipment for the fiscal year ended March 31, 2019, of which ¥8,910 million was recorded in General and administrative expenses and ¥18,518 million was recorded in Occupancy expenses. Such losses included ¥15,761 million of impairment losses primarily on real estate of certain branches recognized in Retail & Business Banking Company. In relation to the Group’s branch network strategy, these branches are either no longer being used for its banking operations or the carrying amounts are not recoverable because of the Group’s intention to close these branches.
The MHFG Group recognized impairment losses of ¥13,490 million on premises and equipment for the fiscal year ended March 31, 2020, of which ¥6,813 million was recorded in General and administrative expenses and ¥6,677 million was recorded in Occupancy expenses. Such losses included ¥6,774 million of impairment losses related mainly to entity-wide software that are no longer to be used. In addition, ¥5,587 million of impairment losses were recognized on real estate used mainly as the entity-wide assets and certain branches in Retail & Business Banking Company. These real estates are either no longer being used or the carrying amounts are not recoverable.
7. Goodwill and intangible assets
Goodwill
The changes in Goodwill during the fiscal years ended March 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
	(in millions of yen)
Balance at beginning of fiscal year	95,176	95,184	95,151
Impairment losses recognized	—	—	(2,155)
Foreign exchange translation	8	(33)	1
Balance at end of fiscal year	95,184	95,151	92,997

Gross amount of goodwill (Note)	170,926	169,489	169,313
Accumulated impairment losses	75,742	74,338	76,316

Note:	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 31 “Business segment information.”

Intangible assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2019 and 2020:

	2019			2020
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	126,882	61,630	65,252	126,979	70,904	56,075
Other	1,698	1,412	286	1,693	1,460	233

Total	128,580	63,042	65,538	128,672	72,364	56,308

Intangible assets not subject to amortization:
Total	8,702	—	8,702	8,381	—	8,381

Total	137,282	63,042	74,240	137,053	72,364	64,689

F-4
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	Customer relationships were acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2018, 2019 and 2020, the MHFG Group recognized ¥9,812 million, ¥9,604 million and ¥9,267 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.
The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2021	8,237
2022	7,702
2023	7,184
2024	6,666
2025	6,154

8. Pledged assets and collateral
The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2019 and 2020:

	2019	2020
	(in billions of yen)
Interest-bearing deposits in other banks	68	69
Trading account assets	4,137	5,705
Investments	6,076	4,155
Loans	4,055	3,887
Other assets	1,886	2,786

Total	16,222	16,602

The associated liabilities collateralized by the above assets at March 31, 2019 and 2020 are summarized below:

	2019	2020
	(in billions of yen)
Deposits	386	1,057
Payables under repurchase agreements	3,435	5,480
Payables under securities lending transactions	1,675	1,094
Other short-term borrowings	519	4,014
Long-term debt	1,431	213

Total	7,446	11,858

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in
F-4
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
foreign countries. These amounts are deemed to be restricted cash. At March 31, 2019 and 2020, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥43,552 billion and ¥38,808 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,583 billion and ¥1,507 billion at March 31, 2019 and 2020, respectively.
At March 31, 2019 and 2020, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥16,114 billion and ¥20,663 billion, respectively, of which ¥12,264 billion and ¥18,824 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales. This collateral received isn’t recognized on balance sheet.
9. Deposits
The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2020) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more at March 31, 2019 and 2020 are as follows:

	2019	2020
	(in millions of yen)
Domestic offices:
Time deposits	16,578,642	14,684,619
Certificates of deposit	5,643,303	7,558,770

Total	22,221,945	22,243,389

Foreign offices:
Time deposits	17,606,520	18,008,751
Certificates of deposit	7,695,240	5,723,792

Total	25,301,760	23,732,543

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2019 and 2020 was ¥810 billion and ¥696 billion, respectively.
F-4
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2020 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	19,660,222	7,418,470	27,078,692
Due after one year through two years	1,676,056	140,300	1,816,356
Due after two years through three years	1,159,144	—	1,159,144
Due after three years through four years	335,659	—	335,659
Due after four years through five years	397,591	—	397,591
Due after five years	212,416	—	212,416

Total	23,441,088	7,558,770	30,999,858

Foreign offices:
Due in one year or less	17,936,190	5,565,541	23,501,731
Due after one year through two years	59,530	80,747	140,277
Due after two years through three years	9,536	11,224	20,760
Due after three years through four years	6,624	—	6,624
Due after four years through five years	2,788	66,280	69,068
Due after five years	3,268	—	3,268

Total	18,017,936	5,723,792	23,741,728

Total	41,459,024	13,282,562	54,741,586

10. Due to trust accounts
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
Details of Other short-term borrowings at March 31, 2019 and 2020 are as follows:

	2019	2020
	(in millions of yen)
Short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1)	22,339	54,658
Commercial paper and short-term notes issued by MHFG’s subsidiaries (1)(2)	1,274,382	730,089
Borrowings from the Bank of Japan	508,627	4,002,781
Other	189,478	126,957

Total	1,994,826	4,914,485

F-4
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Short-term notes are issued under the laws of Japan in the form of commercial paper.

(2)	The amounts of commercial paper and short-term notes issued by MHFG’s subsidiaries were ¥941,182 million and ¥333,200 million, respectively, at March 31, 2019, and ¥411,089 million and ¥319,000 million, respectively, at March 31, 2020.

Long-term debt
Long-term debt with original maturities of more than one year at March 31, 2019 and 2020 is comprised of the following:

	2019	2020
	(in millions of yen)
Obligations under finance leases	25,020	16,250
Loan participation borrowings	142,838	149,398
Senior borrowings and bonds	7,503,032	6,402,157
Subordinated borrowings and bonds	3,858,510	3,778,347

Total	11,529,400	10,346,152

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2019	2020
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-8.10	Apr.2020-Jan.2050	2,057,156	549,647
fixed rate denominated in U.S. dollars	0.00-8.25	Apr.2020-Mar.2048	2,765,247	2,744,713
fixed rate denominated in other currencies	0.02-12.40	Apr.2020-Sep.2039	324,162	609,346
floating rate denominated in Japanese yen	0.00-51.60	Apr.2020-Mar.2050	656,029	606,095
floating rate denominated in U.S. dollars	0.00-37.20	Apr.2020-Dec.2059	1,493,617	1,682,540
floating rate denominated in other currencies	0.00-25.00	Jun.2020-Oct.2030	206,821	209,816

Total			7,503,032	6,402,157

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.39-4.26	Aug.2020-Perpetual	3,442,438	3,370,234
fixed rate denominated in U.S. dollars	4.30-4.70	Jul.2022-Oct.2025	416,072	408,113

Total			3,858,510	3,778,347

Total			11,361,542	10,180,504

Notes:
(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2020.

(2)	Maturity information disclosed is the range of maturities at March 31, 2020.

(3)	None of the long-term debt issuances above are convertible to common stock.

(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

F-4
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2020:

(in millions of yen)
Fiscal year ending March 31:
2021	559,447
2022	1,430,157
2023	1,234,962
2024	697,214
2025	1,023,243
2026 and thereafter	5,401,129

Total	10,346,152

12. Other assets and liabilities
The following table sets
forth
the details of other assets and liabilities at March 31, 2019 and 2020:

	2019	2020
	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions (1)	1,517,235	783,439
Other	400,676	358,702
Collateral pledged:
Collateral pledged for derivative transactions	856,439	1,246,026
Margins provided for futures contracts	159,747	602,039
Other	857,814	941,167
Prepaid pension cost	850,472	711,981
ROU assets (2)	—	613,068
Security deposits	123,317	107,294
Loans held for sale	24,921	60,084
Other	485,383	542,079

Total	5,276,004	5,965,879

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions (1)	2,572,315	2,161,075
Other	442,776	375,127
Guaranteed trust principal (3)	809,450	824,431
Lease liabilities (2)	—	627,250
Collateral accepted:
Collateral accepted for derivative transactions	589,411	846,426
Margins accepted for futures contracts	339,863	797,317
Unearned income (4)	126,594	122,072
Other	1,052,297	1,244,697

Total	5,932,706	6,998,395

F-
50

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)
Receivables from brokers, dealers and customers for securities transactions included ¥555,938 million and ¥3,136 million of such receivables of consolidated VIEs at March 31, 2019 and 2020, respectively. Payables to brokers, dealers and customers for securities transactions included ¥620,766 million and ¥3,225 million of such payables of consolidated VIEs at March 31, 2019 and 2020, respectively.

(2)
ROU assets and lease liabilities were initially recognized in connection with the adoption of ASU
No.2016-02
on April 1, 2019. See Note 1 “Basis of presentation and summary of significant accounting policies” and Note 2 “Issued accounting pronouncements” for further information.

(3)
Guaranteed trust principal, included in All other liabilities in the disclosure about consolidated VIEs in the accompanying balance sheets, is a liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 24 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

(4)	Unearned income is primarily comprised of loan fees received from consumer loan customers when loans are made. This income is deferred and recognized in earnings over the life of the loan.

13. Preferred stock
The composition of preferred stock at March 31, 2018, 2019 and 2020 is as follows:

	March 31, 2018		March 31, 2019		March 31, 2020
Class of stock	Authorized	Issued	Authorized	Issued	Authorized	Issued
	(number of shares)
Class XIV preferred stock	900,000,000	—	900,000,000	—	900,000,000	—
Class XV preferred stock	900,000,000	—	900,000,000	—	900,000,000	—
Class XVI preferred stock	1,500,000,000	—	1,500,000,000	—	1,500,000,000	—

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
There was no change in balance of the preferred stock in the fiscal years ended March 31, 2018, 2019 and 2020.
14. Common stock
The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(shares)
Balance at beginning of fiscal year	25,386,307,945	25,389,644,945	25,392,498,945
Issuance of new shares of common stock due to exercise of stock acquisition rights	3,337,000	2,854,000	—

Balance at end of fiscal year	25,389,644,945	25,392,498,945	25,392,498,945

F-
51

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
15. Dividends
The amount available for dividends under Japan’s Companies Act is based on the amount recorded in MHFG’s non-consolidated
general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end
changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2020, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,768 million, ¥1,196,660 million and ¥1,913,788 million, respectively, under Japanese GAAP.
Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2020 was ¥1,201,010 million, of which ¥1,196,660 million was included in capital surplus and ¥4,350 million in retained earnings.
In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2020, was ¥1,904,452 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum Common Equity Tier 1 capital ratio of 4.5% for capital adequacy purposes under the rules in Basel III. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.
Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock, if any are outstanding.
F-
52

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
16. Accumulated other comprehensive income (loss), net of tax
Changes in each component of AOCI for the fiscal years ended March 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
	(in millions of yen)
AOCI, balance at beginning of fiscal year, previously reported	1,521,163	1,741,894	164,021
Cumulative effect of change in accounting principles (1)	—	(1,535,142)	(1,052)
AOCI, balance at beginning of fiscal year, adjusted	1,521,163	206,752	162,969

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year, previously reported	1,461,302	1,556,585	22,019
Cumulative effect of change in accounting principles (1)	—	(1,525,064)	—
Balance at beginning of fiscal year, adjusted	1,461,302	31,521	22,019
Unrealized holding gains (losses) during year	282,141	(11,358)	(22,566)
Less: reclassification adjustments for losses (gains) included in net income	(186,858)	1,856	(19,045)

Change during year	95,283	(9,502)	(41,611)

Balance at end of fiscal year	1,556,585	22,019	(19,592)

Foreign currency translation adjustments:
Balance at beginning of fiscal year, previously reported	(5,535)	(35,076)	(58,558)
Cumulative effect of change in accounting principles (1)	—	—	(1,052)
Balance at beginning of fiscal year, adjusted	(5,535)	(35,076)	(59,610)
Foreign currency translation adjustments during year	(26,936)	(22,737)	(49,888)
Less: reclassification adjustments for losses (gains) included in net income	(2,605)	(745)	(374)

Change during year	(29,541)	(23,482)	(50,262)

Balance at end of fiscal year	(35,076)	(58,558)	(109,872)

Pension liability adjustments:
Balance at beginning of fiscal year	65,396	220,385	196,446
Unrealized gains (losses) during year	157,737	(17,243)	(122,219)
Less: reclassification adjustments for losses (gains) included in net income	(2,748)	(6,696)	(4,772)

Change during year	154,989	(23,939)	(126,991)

Balance at end of fiscal year	220,385	196,446	69,455

Own credit risk adjustments (2) :
Balance at beginning of fiscal year, previously reported	—	—	4,114
Cumulative effect of change in accounting principles (1)	—	(10,078)	—
Balance at beginning of fiscal year, adjusted	—	(10,078)	4,114
Unrealized gains (losses) during year	—	14,293	45,560
Less: reclassification adjustments for losses (gains) included in net income	—	(101)	841

Change during year	—	14,192	46,401

Balance at end of fiscal year	—	4,114	50,515
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	220,731	(42,731)	(172,463)

AOCI, balance at end of fiscal year	1,741,894	164,021	(9,494)

F-
53

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	See Note 2 “Issued accounting pronouncements” for further details of the cumulative-effect adjustment for AOCI.

(2)	The MHFG Group adopted ASU
No.2016-01
on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Issued accounting pronouncements” for further details.

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2020:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	27,449	(8,410)	19,039	6	19,045	Investment gains (losses)—net
Foreign currency translation adjustments	374	—	374	—	374	Investment gains (losses)—net
Pension liability adjustments	6,618	(1,765)	4,853	(81)	4,772	Salaries and employee benefits
Own credit risk adjustments	(1,265)	387	(878)	37	(841)	Other noninterest income (expenses)

Total	33,176	(9,788)	23,388	(38)	23,350

Notes:
(1)	The financial statement line item in which the amounts in the Before tax column are reported in the Consolidated statements of income is listed to the right of the table.

(2)	The financial statement line items in which the amounts in the Tax effect and the Net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense and Net income, respectively.

17. Regulatory matters
Regulatory capital requirements
MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of Japan’s Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial condition and results of operations.
F-
54

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
Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. The MHFG Group’s existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2020 being ¥337.4 billion) are subject to the phase-out
arrangements.
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
F-
55

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2019	March 2020	March 2021	March 2022	March 2023
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%	8.0%
Phase out of recognition of capital instruments that no longer qualify as capital	30.0%	20.0%	10.0%	0.0%	0.0%
Capital conservation buffer	2.5%	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.05%	0.01%	0.01%	0.01%	0.01%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	1.0%	1.0%	1.0%	1.0%	1.0%
Minimum Leverage Ratio	3.0%	3.0%	3.0%	3.0%	3.5	% (3)

Notes:
(1)	Figures assume that the countercyclical capital buffer will continue to be 0.01% after March 2020.

(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis in future years.

(3)	This figure includes a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a G-SIB under the finalized Basel III reforms.

If the capital adequacy ratio and leverage ratio of a financial institution falls below the required level, the Financial Services Agency may, depending upon the extent of capital deterioration
, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce
F-
56

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
its total assets, restrict its business operations or other actions that could have a material effect on its financial condition and results of operations.
Capital adequacy ratios and leverage
ratios
of MHFG, MHBK, and MHTB as of March 31, 2019 and 2020 calculated in accordance
with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2019		2020
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (Note)	4,661	8.05	4,978	8.01
Actual	7,390	12.76	7,245	11.65
Tier 1 capital:
Required (Note)	5,529	9.55	5,910	9.51
Actual	9,232	15.94	9,024	14.52
Total risk-based capital:
Required (Note)	6,687	11.55	7,152	11.51
Actual	10,918	18.85	10,722	17.25
Leverage Ratio:
Required	6,257	3.00	6,629	3.00
Actual	9,232	4.42	9,024	4.08
MHBK:
Common Equity Tier 1 capital:
Required	2,388	4.50	2,567	4.50
Actual	6,690	12.60	6,501	11.39
Tier 1 capital:
Required	3,184	6.00	3,422	6.00
Actual	8,527	16.06	8,275	14.50
Total risk-based capital:
Required	4,246	8.00	4,563	8.00
Actual	10,098	19.02	9,865	17.29
Leverage Ratio:
Required	5,758	3.00	6,160	3.00
Actual	8,527	4.44	8,275	4.02
MHTB:
Common Equity Tier 1 capital:
Required	95	4.50	93	4.50
Actual	500	23.67	489	23.64
Tier 1 capital:
Required	127	6.00	124	6.00
Actual	501	23.70	489	23.66
Total risk-based capital:
Required	169	8.00	165	8.00
Actual	505	23.87	491	23.74
Leverage Ratio:
Required	229	3.00	216	3.00
Actual	501	6.55	489	6.79
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,272	4.50	2,403	4.50
Actual	6,363	12.60	6,130	11.47
Tier 1 capital:
Required	3,029	6.00	3,204	6.00
Actual	8,199	16.23	7,905	14.80
F-
57

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2019		2020
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Total risk-based capital:
Required	4,039	8.00	4,272	8.00
Actual	9,757	19.32	9,482	17.75
Leverage Ratio:
Required	5,517	3.00	5,884	3.00
Actual	8,199	4.45	7,905	4.03
MHTB:
Common Equity Tier 1 capital:
Required	94	4.50	93	4.50
Actual	494	23.58	475	23.10
Tier 1 capital:
Required	126	6.00	123	6.00
Actual	494	23.58	475	23.10
Total risk-based capital:
Required	168	8.00	165	8.00
Actual	498	23.75	477	23.18
Leverage Ratio:
Required	227	3.00	214	3.00
Actual	494	6.53	475	6.66

Note:
The required ratios disclosed above, at March 31, 2019 and 2020, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.05% and 0.01%, respectively, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.
MHFG’s securities subsidiary in Japan is also subject to the capital adequacy requirement under Japan’s Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as calculated using Japanese GAAP figures, against amounts equivalent to market, counterparty, and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer.
Management believes, as of each latest balance sheet date, that MHFG, MHBK, MHTB, and their securities subsidiary in Japan and foreign banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
F-
58

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
18. Earnings per common share
The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	577,608	84,471	150,195

Effect of dilutive securities	—	—	—

Net income attributable to common shareholders after assumed conversions	577,608	84,471	150,195

	2018	2019	2020
	(thousands of shares)
Shares:
Weighted average common shares outstanding	25,366,345	25,362,376	25,373,681

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	7,586	4,522	1,583

Weighted average common shares after assumed conversions	25,373,931	25,366,898	25,375,264

	2018	2019	2020
	(in yen)
Earnings per common share:
Basic net income per common share	22.77	3.33	5.92

Diluted net income per common share (Note)	22.76	3.33	5.92

Note:	For the fiscal year ended March 31, 2020, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

F-
59

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
19. Income taxes
Income tax expense
The following table presents the components of Income tax expense for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions of yen)
Current:
Domestic	130,573	116,695	96,231
Foreign	47,020	49,871	52,885

Total current tax expense	177,593	166,566	149,116

Deferred:
Domestic	58,078	(162,475)	(111,341)
Foreign	1,933	5,244	9,400

Total deferred tax expense (benefit)	60,011	(157,231)	(101,941)

Total income tax expense	237,604	9,335	47,175

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2018, 2019 and 2020. The detailed amounts recorded directly in Equity are as follows:

	2018	2019	2020
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	123,186	(3,940)	(10,012)
Less: reclassification adjustments	(82,828)	889	(8,410)

Total	40,358	(3,051)	(18,422)

Pension liability adjustments:
Unrealized gains (losses)	66,331	(6,558)	(52,888)
Less: reclassification adjustments	190	(2,370)	(1,765)

Total	66,521	(8,928)	(54,653)

Own credit risk adjustments (Note) :
Unrealized gains (losses)	—	3,033	5,052
Less: reclassification adjustments	—	(47)	387

Total	—	2,986	5,439

Total tax effect before allocation to noncontrolling interests	106,879	(8,993)	(67,636)

Note:	The MHFG Group adopted ASU
No.2016-01
on April 1, 2018. The ASU requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. See Note 2 “Issued accounting pronouncements” for further details.

F-
60

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Reconciliation of Income tax expense
The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019		2020
	(in millions of yen, except tax rates)
Income before income tax expense	839,298	85,060		153,490
Effective statutory tax rate	30.86%	30.62%		30.62%

Income tax calculated at the statutory tax rate	259,007	26,045		46,999
Income not subject to tax	(9,312)	(8,861)		(7,758)
Expenses not deductible for tax purposes	1,421	1,389		1,290
Tax rate differentials of subsidiaries	(2,696)	(3,522)		(5,756)
Change in valuation allowance	(9,102)	(2,444)		5,984
Noncontrolling interest income (loss) of consolidated VIEs	(5,928)	3,475		14,796
Effect of enacted change in tax rates	6,863 (1)	(11)		(210)
Change in unrecognized tax benefits	—	9,420		—
Other (2)	(2,649)	(16,156	) (3)	(8,170)

Income tax expense	237,604	9,335		47,175

Notes:
(1)	On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act, which includes a reduction in the U.S. federal corporate income tax rate from 35% to 21%. The decrease in the Group’s balance of net deferred tax assets, reflecting such tax rate reductions, was recognized as an increase to Income tax expense in the fiscal year ended March 31, 2018. The MHFG Group has completed its analysis and accounting under Staff Accounting Bulletin No. 118 for the effects of the Act.

(2)
Change in undistributed earnings of subsidiaries of ¥(1,972) million and ¥(21,347) million have been reclassified to Other for the fiscal years ended March 31, 2018 and 2019, respectively, in order to conform to the current period’s presentation.

(3)
In the fiscal year ended March 31, 2019, the MHFG Group derecognized the majority of deferred tax liabilities for undistributed earnings of foreign subsidiaries because the Group has intent and ability to reinvest those earnings indefinitely in certain foreign subsidiaries.

F-
61

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Deferred tax assets and liabilities
The components of net deferred tax assets (liabilities) at March 31, 2019 and 2020 are as follows:

	2019	2020
	(in millions of yen)
Deferred tax assets:
Lease liabilities (1)	—	191,873
Allowance for loan losses	122,585	165,665
Premises and equipment	73,944	77,513
Available-for-sale securities	—	5,532
Derivative financial instruments	48,487	4,647
Investments	—	3,563
Net operating loss carryforwards (2)	167,755	163,264
Other	216,568	203,004

	629,339	815,061
Valuation allowance (2)	(158,581)	(165,278)

Deferred tax assets, net of valuation allowance	470,758	649,783

Deferred tax liabilities:
Prepaid pension cost and accrued pension liabilities	247,694	202,930
ROU assets (1)	—	188,591
Trading securities	9,158	58,266
Investments	198,495	—
Available-for-sale securities	12,426	—
Other	61,330	89,157

Deferred tax liabilities	529,103	538,944

Net deferred tax assets (liabilities)	(58,345)	110,839

Notes:
(1)
ROU assets and lease liabilities were initially recognized in connection with the adoption of ASU
No.2016-02
on April 1, 2019. See Note 1 “Basis of presentation and summary of significant accounting policies” and Note 2 “Issued accounting pronouncements” for further information.

(2)
The amount includes ¥107,246 million and ¥101,498 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2019 and 2020, respectively. The tax effect of the net operating loss carryforwards is substantially offset by ¥88,294 million and ¥86,591 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.
As of March 31, 2020, the accumulated amount of undistributed earnings that will be indefinitely reinvested and the unrecognized deferred tax liabilities related to such subsidiaries are approximately ¥220 billion and ¥21 billion, respectively.
F-
62

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2019 and 2020:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2019
Japan (1)	111	(92)	19
The United States	8	—	8
The United Kingdom (2)	46	(46)	—
Others	3	(2)	1

Total	168	(140)	28

2020
Japan (3)	110	(92)	18
The United States	3	—	3
The United Kingdom (2)	47	(47)	—
Others	3	(2)	1

Total	163	(141)	22

Notes:
(1)	¥107 billion of the Japan deferred tax assets of ¥111 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.

(2)	The United Kingdom net operating loss carryforwards may be carried forward indefinitely for tax purposes.

(3)	¥101 billion of the Japan deferred tax assets of ¥110 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.

Determination of valuation allowance
In accordance with ASC 740, when the MHFG Group determines whether and to what extent a valuation allowance is needed, the Group considers all available evidence, both positive and negative, to estimate future taxable income. In this regard, the Group considers reversals of existing taxable temporary differences, projected future taxable income (exclusive of reversals of existing temporary differences) and qualifying tax-planning
strategies to be possible sources of future taxable income. The Group considers the specific pattern and timing of future reversals of existing taxable and deductible temporary differences on available-for-sale
securities and equity securities to constitute a prudent and feasible tax-planning
strategy and strong positive evidence. The Group has the ability to control when its available-for-sale
securities and equity securities with unrealized gains and losses are sold in order to accelerate or decelerate taxable or deductible amounts. The Group also has a long history of effecting such sales as necessary in order to utilize net operating loss carryforwards or otherwise realize deferred tax assets.
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
F-
63

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
In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2020, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.
The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2020. As it pertains to each entity with a cumulative loss, a valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2020, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.
Change in valuation allowance
The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions of yen)
Balance at beginning of fiscal year	438,344	163,358	158,581
Changes that directly affected Income tax expense	(9,102)	(2,444)	5,984
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	(264,234)	—	—
Others	(1,650)	(2,333)	713

Total	(265,884)	(2,333)	713

Balance at end of fiscal year	163,358	158,581	165,278

The decrease in the fiscal years ended March 31, 2018 and 2019 of ¥9,102 million and ¥2,444 million, respectively, in the valuation allowance that directly affected Income tax expense was primarily related to an increase of the realizability of deferred tax assets of MHFG’s subsidiaries.
The increase in the fiscal year ended March 31, 2020 of ¥5,984 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries.
F-
64

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Net operating loss carryforwards
At March 31, 2020, the MHFG Group had net operating loss carryforwards totaling ¥637 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2021	—
2022	—
2023	6
2024	3
2025	—
2026 and thereafter (Note)	628

Total	637

Note:	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.

In addition, included in the net operating loss carryforwards in the above table are MHSC’s net operating loss carryforwards of ¥333 billion resulting mainly from the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring. The tax loss was recorded at MHSC in accordance with Japanese tax law. The net operating loss carryforwards due to this restructuring will expire during the fiscal year ending March 31, 2026.
Uncertainty in income tax
The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	1,867	2,345	12,323

Gross amount of increases related to positions taken during prior years	224	9,550	199
Gross amount of increases related to positions taken during the current year	351	330	328
Amount of decreases related to settlements	—	—	(9,420)
Foreign exchange translation	(97)	98	(56)

Total unrecognized tax benefits at end of fiscal year	2,345	12,323	3,374

The total amount of unrecognized tax benefits including ¥888 million, ¥2,164 million and ¥1,477 million of interest and penalties was ¥2,345 million, ¥12,323 million and ¥3,374 million at March 31, 2018, 2019 and 2020, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.
The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2011, 2002 and 2016,
respectively
. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
F-
65

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Certain foreign offices and subsidiaries have defined contribution plans and/or defined benefit plans, of which disclosures are combined with those for domestic benefit plans, as they are not significant and those plans don’t use significantly different assumptions.
MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2018, 2019 and 2020 were ¥2,511 million, ¥3,217 million and ¥3,142 million, respectively.
Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.
Net periodic benefit cost and funded status
The following table presents the components of net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions of yen)
Service cost-benefits earned during the fiscal year	43,649	43,698	45,697
Interest costs on projected benefit obligations	7,471	6,933	5,590
Expected return on plan assets	(34,916)	(38,518)	(40,551)
Amortization of prior service cost (benefits)	214	152	121
Amortization of net actuarial loss (gain)	411	(7,886)	(5,873)
Special termination benefits	3,960	2,929	9,793

Net periodic benefit cost	20,789	7,308	14,777

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
before-tax
for the fiscal years ended March 31, 2019 and 2020 are summarized as follows:

	2019	2020
	(in millions of yen)
Net actuarial gain (loss)	(21,300)	(169,963)
Amortization of net actuarial loss (gain)	(7,886)	(5,873)
Prior service benefits (cost)	(109)	(2,734)
Amortization of prior service cost (benefits)	152	121

Total recognized in other comprehensive income (loss) before-tax	(29,143)	(178,449)

F-
66

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of March 31, 2020, the amounts in Accumulated other comprehensive income (loss), which will be amortized as prior service costs and actuarial loss over the next fiscal year, are estimated to be ¥409 million and ¥1,642 million, respectively.
Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2018	2019	2020
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.43%	0.34%	0.37%
Rates of increase in future compensation levels	1.80-4.80%	1.80-4.80%	1.80-4.80%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.47%	0.43%	0.34%
Rates of increase in future compensation levels	1.80-4.80%	1.80-4.80%	1.80-4.80%
Expected rates of return on plan assets	1.58%	1.60%	1.68%

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
F-
67

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2019 and 2020 for the plans of MHFG and its subsidiaries:

	2019	2020
	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,559,356	1,590,818
Service cost	43,698	45,697
Interest cost	6,933	5,590
Plan participants’ contributions	1,229	1,200
Amendments	109	2,734
Actuarial loss (gain)	49,085	4,507
Foreign exchange translation	(817)	(5,605)
Benefits paid	(52,618)	(52,902)
Lump-sum payments	(16,157)	(20,743)

Benefit obligations at end of fiscal year	1,590,818	1,571,296

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,405,730	2,413,556
Actual return (negative return) on plan assets	66,652	(125,549)
Foreign exchange translation	(390)	(4,268)
Partial withdrawal of assets from employee retirement benefits trusts (Note)	(27,534)	—
Employer contributions	20,487	20,587
Plan participants’ contributions	1,229	1,200
Benefits paid	(52,618)	(52,902)

Fair value of plan assets at end of fiscal year	2,413,556	2,252,624

Funded status	822,738	681,328

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	850,472	711,981
Accrued pension liability	(27,734)	(30,653)

Net amount recognized	822,738	681,328

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	(1,309)	(3,914)
Net actuarial gain (loss)	262,044	86,200

Net amount recognized	260,735	82,286

Note:	During the fiscal year ended March 31, 2019, a subsidiary of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2019. No gains or losses have been recognized as a result of this transaction.

The aggregated accumulated benefit obligations of these plans were ¥1,590,818 million and ¥1,571,296 million, as of March 31, 2019 and 2020, respectively. The defined benefit plans generally employ a multi-variable and non-linear
formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.
F-
68

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2019 and 2020:

	2019	2020
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	61,579	63,619
Fair value of plan assets	33,845	32,966
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	61,579	63,619
Fair value of plan assets	33,845	32,966

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.

Investment policies and asset allocation
In managing plan assets, the MHFG Group determines the appropriate levels of risk that the Group can assume under the given circumstances to maximize the investment returns from a long-term perspective while ensuring that sufficient funds will be available to plan participants and beneficiaries. Generally, the investment returns are relative to the risks involved. In considering the maximum levels of risk that the MHFG Group can assume, it primarily considers the following factors: the employers’ burden of maintaining the benefit plans based on the design of the plans and future plan contributions, the age distribution of the plan participants and beneficiaries, the financial conditions of the employers, and the employers’ ability to absorb future variability in plan premiums. The long-term asset allocation to each asset category such as Japanese equity securities, Japanese debt securities, foreign equity securities and foreign debt securities is determined based upon the optimal portfolio, which is estimated to yield the maximum return within the range of an acceptable level of risk. Additionally, the asset allocation is reviewed whenever there are large fluctuations in pension plan liabilities caused by modifications of pension plans, or there are changes in the market environment. When selecting an investment in each asset category, the MHFG Group takes into consideration credit standing of an investee, concentration of credit risk to a certain investee and liquidity of a financial instrument among other things. The investments in each asset category are further diversified across funds, strategies and sectors along with other things. There is no significant investment in a single investee except Japanese government bonds.
Certain subsidiaries of MHFG established employee retirement benefit trusts and transferred their assets to the trusts as plan assets. These assets are separated from the employer’s proprietary assets for the payment to the plan beneficiaries. The assets held in these trusts are primarily Japanese equity securities and have been entrusted directly to qualified trustees including trust banks.
F-
69

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2020 is as follows:

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

Fair value of plan assets
The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2019 and 2020, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 27 “Fair value.”

	2019					2020
	Level 1		Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	1,317		—	—	1,317	1,194		—	—	1,194
Pooled funds (2)	11		4	—	15	10		4	—	14
Japanese debt securities:
Government bonds	190		—	—	190	196		—	—	196
Pooled funds (2)	—		10	—	10	—		9	—	9
Other	—		24	—	24	—		23	—	23
Foreign equity securities:
Common stocks	120		—	—	120	101		—	—	101
Pooled funds (2)	—		5	—	5	—		4	—	4
Foreign debt securities:
Government bonds	178		6	—	184	188		7	—	195
Pooled funds (2)	—		10	—	10	—		11	—	11
Other	—		18	—	18	—		20	—	20
General account of life insurance companies (3)	—		111	—	111	—		111	—	111
Other	79	(4)	4	—	83	68	(4)	1	—	69
Plan assets measured at net asset value (5)					327					306

Total assets at fair value	1,895		192	—	2,414	1,757		190	—	2,253

F-
70

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	This class represents equity securities held in the employee retirement benefit trusts of ¥1,317 billion and ¥1,194 billion carried at fair value at March 31, 2019 and 2020, respectively, which are well-diversified across industries.

(2)	These classes primarily include pension investment fund trusts. Investments in these classes are generally measured at fair value and can be redeemed within a short-term period upon request.

(3)	Investments in this class are measured at conversion value, which is equivalent to fair value.

(4)	Amounts primarily include cash and short-term assets carried at fair value.

(5)	In accordance with ASC 820, certain plan assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2019 and 2020.
Contributions
The total contribution of approximately ¥50 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2021, based on the current funded status and expected asset return assumptions.
Estimated future benefit payments
The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2021	70,325
2022	70,623
2023	71,165
2024	72,469
2025	73,118
2026-2030	346,908

21. Stock-based compensation
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
F-
71

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2020:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	4,245,000	1
Exercised during fiscal year	2,968,000	1

Outstanding at end of fiscal year	1,277,000	1	13.91	157

Exercisable at end of fiscal year	—	—	—	—

There were no
non-vested
stock options remaining as of March 31, 2020.
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
F-
72

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents activities related to the stock compensation programs for the fiscal years ended March 31, 2019 and 2020:

	Stock Compensation I		Stock Compensation II
2019	Number of shares	Weighted-average grant-date fair value	Number of shares	Weighted-average grant-date fair value
		(per share in yen)		(per share in yen)
Nonvested at the beginning of the year	—	—	13,319,406	182.04
Granted during fiscal year	3,770,065	189.24	6,906,635	189.24
Vested during fiscal year	3,770,065	189.24	5,068,949	187.48
Forfeited during fiscal year	—	—	—	—

Nonvested at the end of the year	—	—	15,157,092	183.50

	Stock Compensation I		Stock Compensation II
2020	Number of shares	Weighted-average grant-date fair value	Number of shares	Weighted-average grant-date fair value
		(per share in yen)		(per share in yen)
Nonvested at the beginning of the year	—	—	15,157,092	183.50
Granted during fiscal year	5,748,997	159.59	3,281,003	159.59
Vested during fiscal year	5,748,997	159.59	7,014,809	182.07
Forfeited during fiscal year	—	—	—	—

Nonvested at the end of the year	—	—	11,423,286	177.51

The following table presents the total fair value of the stock compensation that vested and the total amount of the common stock acquired from the stock market by the trustee for the fiscal years ended March 31, 2019 and 2020:

	2019		2020
	Stock Compensation I	Stock Compensation II	Stock Compensation I	Stock Compensation II
	(in millions of yen)
Fair value of vested shares	713	930	917	1,090
Common stock shares acquired	713	1,307	917	524

For both programs, the stock-based compensation cost is determined based on the fair value of MHFG’s common stock as of grant date. For Stock Compensation I and II, the liability related to the cash-based compensation cost is remeasured at each reporting date based on the fair value of MHFG’s common stock. For Stock Compensation II, the stock-based compensation costs are recognized evenly over the graded-vesting period, which is three years. For Stock Compensation I, as the program is effectively vested on the grant date, the stock-based compensation cost is recognized on the grant date. The following table presents the compensation cost recognized in the stock compensation programs for the fiscal years ended March 31, 2018, 2019 and 2020:

	2018	2019	2020
	(in millions of yen)
Stock Compensation I	—	713	917
Stock Compensation II	868	1,287	1,247

With regard to Stock Compensation II, the total compensation cost related to non-vested
awards not yet recognized is ¥1,175 million, and this cost will be recognized over 1.56 years as of the fiscal year ended March 31, 2020.
F-
73

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
22. Derivative financial instruments
The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to manage the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.
F-
74

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2019 and 2020. The fair values of derivatives are presented on a gross basis
;
 derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2019	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,052,267	—	5,786	—	5,610
Foreign exchange contracts	166,383	—	1,959	—	1,758
Equity-related contracts	5,181	—	125	—	142
Credit-related contracts	2,939	—	18	—	17
Other contracts	438	—	16	—	14

Total	1,227,208	—	7,904	—	7,541

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2020	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,123,546	—	7,232	—	6,788
Foreign exchange contracts	185,359	—	2,926	—	2,899
Equity-related contracts	6,684	—	310	—	266
Credit-related contracts	4,676	—	30	—	29
Other contracts	400	—	38	—	39

Total	1,320,665	—	10,536	—	10,021

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.

(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥856 billion and ¥589 billion at March 31, 2019, and ¥1,246 billion and ¥846 billion at March 31, 2020, respectively.
Hedging activities
In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. The MHFG Group’s hedging activities include fair value and net investment hedges.
F
-
75

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Fair value hedges
The MHFG Group primarily uses forward contracts to modify exposure to changes in the fair value of Equity securities. The Group adopted ASU
No.2016-01
on April 1, 2018. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Therefore, after the adoption of the ASU, these forward contracts are not eligible to be hedging instruments. See Note 2 “Issued accounting pronouncements” for further details.
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
The following table summarizes gains and losses information related to fair value hedges for the fiscal year ended March 31, 2018:

	Gains (losses) recorded in income
2018	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	(23,832)	19,631	—	(4,201)

Total	(23,832)	19,631	—	(4,201)

Net investment hedges
The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese
subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the entire change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated as a hedge of the net investment.
The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2018, 2019 and 2020:

	Gains (losses) recorded in other comprehensive income (“OCI”)
	2018	2019	2020

	(in millions of yen)
Financial instruments hedging foreign exchange risk	60	7,512	418

Total	60	7,512	418

F-
76

MIZUHO FINANCIAL GROUP, INC. AND
SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(
Continued
)

Note:	Related to the net investment hedges, gains (losses) of ¥186 million and ¥(1,336) million were reclassified from Accumulated other comprehensive income to earnings for the fiscal years ended March 31, 2019 and 2020, respectively. No amount related to the net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the fiscal year ended March 31, 2018.

Derivative instruments not designated or qualifying as hedges
The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gains (losses) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).
The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2018, 2019 and 2020:

	Gains (losses) recorded in income
	2018	2019	2020
	(in millions of yen)
Interest rate contracts	(63,260)	127,242	388,289
Foreign exchange contracts	61,046	6,748	(111,920)
Equity-related contracts (1)	(94,607)	37,875	217,744
Credit-related contracts (2)	(2,830)	(467)	8,046
Other contracts	6,330	(1,455)	(21,143)

Total	(93,321)	169,943	481,016

Notes:
(1)	The net gains (losses) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.

(2)	Amounts include the net gains (losses) of ¥(754
)
 million, ¥(736
)
million and ¥2,838 million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

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
F-
77

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2019 and 2020:

	2019		2020
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,266	12	1,400	(5)
Non-investment grade	199	3	416	—

Total	1,465	15	1,816	(5)

Credit protection purchased	1,628	(14)	3,028	6

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB
-
, while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2019 and 2020:

	Maximum payout/Notional amount
	2019	2020
	(in billions of yen)
One year or less	326	270
After one year through five years	1,057	1,368
After five years	82	178

Total	1,465	1,816

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

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
F-
78

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2019 and 2020:

	2019	2020
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	511	888
Collateral provided to counterparties in the normal course of business	489	818
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	22	70

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
Guarantees for the repayment of trust principal
The MHFG Group provides certain trust
products
with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to provide compensation for any loss in the principal of the trust. The MHFG Group manages and administers the
F-
79

MIZUHO
FINANCIAL
GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2019 and 2020 was ¥109 billion and ¥521 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥90 billion and ¥502 billion at March 31, 2019 and 2020, respectively.
F-
80

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below summarizes the remaining term and
maximum
potential amount of future payments by type of guarantee at March 31, 2019 and 2020. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.
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

2019	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,307	1,265	878	164
Guarantees on loans	289	164	46	79
Guarantees on securities	145	91	54	—
Other guarantees	2,324	1,447	834	43
Guarantees for the repayment of trust principal	65	—	47	18
Liabilities of trust accounts	362	61	148	153
Derivative financial instruments	14,170	5,807	6,434	1,929

2020	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,456	1,511	735	210
Guarantees on loans	301	204	34	63
Guarantees on securities	110	22	88	—
Other guarantees	2,314	1,925	319	70
Guarantees for the repayment of trust principal	59	—	42	17
Liabilities of trust accounts	446	80	201	165
Derivative financial instruments	21,756	11,045	7,951	2,760

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2019 and 2020:

	2019	2020
	(in billions of yen)
Investment grade	4,124	4,233
Non-investment grade	941	948

Total	5,065	5,181

F-
81

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
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2019 and 2020:

	2019	2020
	(in billions of yen)
Commitments to extend credit (Note)	76,857	76,633
Commercial letters of credit	778	690

Total	77,635	77,323

Note: Commitments to extend credit include commitments to invest in securities.
Allowance for losses on
off-balance-sheet
instruments
The amounts of allowance for losses on
off-balance-sheet
instruments at March 31, 2019 and 2020 were ¥80 billion and ¥99 billion, respectively, and were included in Other liabilities.
F-
82

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Legal proceedings and investigations
The MHFG Group is involved in normal collection proceedings initiated by the Group, other legal proceedings and investigations in the ordinary course of business. In accordance with ASC 450, the Group recognizes a liability for loss contingencies arising from such proceedings and investigations when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. If a loss does not meet this condition but is reasonably possible, the Group does not recognize a liability but discloses the detail of such proceedings and investigations. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection, legal proceedings and investigations will not have a significant adverse effect on the consolidated financial statements.
Leases
The MHFG Group is obligated under a number of lease arrangements. The Group’s lessee arrangements mainly consist of operating leases for real estate, such as office space, including its head office, and branches. Finance leases are not significant. Some of the Group’s operating leases include variable lease payments.
The following table presents the consolidated balance sheet information related to operating leases as of March 31, 2020:

	As of March 31, 2020
	(in millions of yen, except for remaining lease term and discount rate)
ROU assets (Note)	613,068
Lease liabilities (Note)	627,250
Weighted average:
Remaining lease term	15.7	years
Discount rate	0.55%

Note:	ROU assets and lease liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets.

The following table presents lease cost and supplemental information related to operating leases for the fiscal year ended March 31, 2020:

Fiscal year ended March 31, 2020
(in millions of yen)
Lease cost (Note)	126,840
ROU assets obtained in exchange for new lease liabilities	60,047
Operating cash flows	102,066

Note:
Lease cost for operating leases are included in Occupancy
expenses
on the consolidated statements of income. The Group’s variable lease costs and costs for leases with terms of twelve months or less are not significant. Total rental expense for the fiscal years ended March 31, 2018 and 2019 prior to the adoption of ASU No.2016-02 was ¥117,270 million and ¥115,239 million, respectively.

F-
83

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table shows future lease payments under operating leases as of March 31, 2020:

As of March 31, 2020
(in millions of yen)
Fiscal year ending March 31:
2021	93,997
2022	68,268
2023	54,377
2024	47,608
2025	41,539
2026 and thereafter	346,741

Total lease payments	652,530

Amount representing interest	25,280

Total lease liabilities for operating leases	627,250

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
F-
84

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2019 and 2020:

	Consolidated VIEs	Significant unconsolidated VIEs
2019	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,249	—	—
Asset-backed securitizations	571	70	8
Investments in securitization products	372	—	—
Investment funds	2,836	1,280	410
Trust arrangements and other	20	—	—

Total	6,048	1,350	418

	Consolidated VIEs	Significant unconsolidated VIEs
2020	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,160	—	—
Asset-backed securitizations	572	77	7
Investments in securitization products	370	—	—
Investment funds	2,694	2,299	514
Trust arrangements and other	19	—	—

Total	5,815	2,376	521

As of March 31, 2019 and 2020, the noncontrolling interests in consolidated VIEs amounted to ¥621 billion and ¥541 billion, respectively, and included in the Group’s equity-classified noncontrolling interests.
The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
F-
85

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2019 and 2020:

Assets on balance sheets related to unconsolidated VIEs:	2019	2020
	(in billions of yen)
Trading account assets	104	108
Investments	168	267
Loans	71	55

Total	343	430

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2019	2020
	(in billions of yen)
Payables under securities lending transactions	47	47
Trading account liabilities	1	2

Total	48	49

Maximum exposure to loss (Note)	418	521

Note:	This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet
exposures and
off-balance-sheet
liabilities such as undrawn commitments.

In the table above the nature of the Group’s variable interest can take different forms, as described further in the notes below. Additionally the Group’s exposure to the obligations of VIEs is generally limited to its interest in these entities. In certain instances the Group provides undrawn commitments to the VIEs.
The Group’s maximum exposure to loss presented in the table above does not include the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. Furthermore, the Group’s maximum exposure to loss presented in the table above is not reduced by the amount of collateral held as part of the transaction with the VIE or any party to the VIE directly against a specific exposure to loss.
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
F-
86

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
In these cases above, the MHFG Group consider that these variable interests are not significant as the MHFG Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the MHFG Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part of shares, such variable interests are deemed to be “significant.” In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
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
The MHFG Group has started Tender Option Bond (“TOB”) programs in the fiscal year ended March 31, 2020, which is associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bond. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: Customer TOB trusts and
Non-Customer
TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by
Non-Customer
TOB trusts are purchased by the Group. Both of two types of TOB trusts are deemed to be a VIEs because its equity holder does not have decision making rights. The MHFG Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. In
Non-Customer
TOB trusts, where MHFG Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers.
Investments in securitization products
The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current
F-
87

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
income or capital appreciation, which all utilize entities that are deemed
to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. Similar to the criteria noted in the asset-backed securitization section, the Group views this investment activity to be “significant” when it has a large investment share and / or provides loans to the VIEs. The Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.
Investment funds
The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group considers that it is a “significant” variable interest when the Group’s investment share is greater than threshold. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the MHFG Group consider that these variable interests are not significant other than specific involvements such as followings;
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 23 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2019 and 2020.
With respect to
non-guaranteed
trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all
F-
88

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Special purpose entities created for structured finance
The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs and financing in securitized receivable As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have “significant” variable interests. Therefore the Group does not consolidate such VIEs.
Funding Vehicles
The MHFG Group has established several wholly-owned
off-shore
vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥681 billion and ¥356 billion at March 31, 2019 and 2020, respectively.
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
For the fiscal years ended March 31, 2018, 2019 and 2020, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2019 and 2020.
There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥207 billion and ¥143 billion as of March 31, 2019, and ¥176 billion and ¥153 billion as of March 31, 2020, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.
F-
89

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
25. Noninterest income
Details of Noninterest income for the fiscal years ended March 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	180,122	145,270	139,124
Deposits and lending business (2)	156,426	152,283	157,420
Remittance business (1)	110,054	110,382	112,275
Asset management business (1)	100,765	97,852	98,720
Trust related business (1)	121,808	124,843	129,298
Agency business (1)	37,397	36,466	31,879
Guarantee related business (3)	28,258	28,582	28,974
Fees for other customer services (1)	130,881	157,612	170,195

Total Fee and commission income	865,711	853,290	867,885

Foreign exchange gains (losses)—net (3)	91,793	93,577	44,345
Trading account gains (losses)—net (2)	236,982	328,841	745,692
Investment gains (losses)—net:
Debt securities (3)	7,757	(3,842)	31,032
Equity securities (3)	289,400	(155,947)	(557,391)
Equity in earnings (losses) of equity method investees—net (3)	24,342	29,172	34,012
Gains on disposal of premises and equipment (3)	8,225	5,145	2,583
Other noninterest income (2) (4)	80,453	72,135	139,582

Total	1,604,663	1,222,371	1,307,740

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers ” (“ASC 606”).

(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.

(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.

(4)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 27 “Fair value” for further details.

Certain Fee and commission income, Trading account gains (losses)—net and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.
Fee and commission income
For the MHFG Group’s accounting policy for the recognition of Fee and commission income, see Note 1 “Basis of presentation and summary of significant accounting policies.”
Deposits and lending business fees consist of deposit-related fees and lending-related fees. Deposit-related fees, which amounted to ¥14 billion for the fiscal year ended March 31, 2020, are within the scope of ASC

606. Lending-related fees amounted to ¥143 billion for the fiscal year ended March 31, 2020. Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
F-
90

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Trust related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥51 billion and ¥74 billion for the fiscal year ended March 31, 2019, respectively, and ¥54 billion and ¥75 billion for the fiscal year ended March 31, 2020, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥68 billion and ¥60 billion for the fiscal years ended March 31, 2019 and 2020, respectively, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are primarily recognized at the point in time and all considerations of the transaction are fixed on trade date or pricing date . For the fiscal years ended March 31, 2019 and 2020, approximately ¥26 billion and ¥24 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2019 and 2020, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2019 and 2020, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2019 and 2020, the amount of expected revenues from current obligations to provide services in the future is not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
F-
91

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
26. Trading account gains and losses
The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated debt securities reported as Trading securities. Net trading gains (losses) for the fiscal years ended March 31, 2018, 2019 and 2020 are comprised of the following:

	2018	2019	2020
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	333,749	158,162	267,514
Derivative contracts:
Interest rate contracts	(63,260)	127,242	388,289
Foreign exchange contracts (1)	61,046	6,748	(111,920)
Equity-related contracts (2)	(98,807)	37,875	217,744
Credit-related contracts (3)	(2,076)	269	5,208
Other contracts	6,330	(1,455)	(21,143)

Total	236,982	328,841	745,692
Foreign exchange gains (losses)—net (4)	91,793	93,577	44,345

Net trading gains (losses)	328,775	422,418	790,037

Notes:
(1)	Amounts include gains and losses on currency swaps.

(2)	The net gains (losses) excluded from the assessment of the effectiveness of fair value hedges is included in the above table.

(3)	Amounts do not include the net gains (losses) of ¥(754) million, ¥(736) million and ¥2,838 million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2018, 2019 and 2020, respectively. The net gains (losses) is recorded in Other noninterest income (expenses).

(4)	Amounts include realized and unrealized gains and losses on both derivative instruments and nonderivative instruments. Amounts on derivative instruments include gains and losses on forward foreign exchange contracts and currency options. Amounts on nonderivative instruments include translation gains and losses related to foreign currency-denominated debt securities reported as Trading securities.

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
F-
92

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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

Valuation process
The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in
Available-for-sale securities.
A change in the
valuation
methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value
F-
93

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2020, there were no significant changes made to the Group’s valuation techniques and related inputs.
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
Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up
investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up
businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured using the NAV per share practical expedient and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.
Derivative financial instruments
Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter
and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange
rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter
derivatives to reflect the credit quality of its counterparties. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and severity factors that are developed from market credit spreads and other related market information. Also, the
F
-
94

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Group implemented funding valuation adjustments in the fourth quarter to reflect the impact of funding on uncollateralized over-the-counter
derivatives and derivatives where the Group is not permitted to use the collateral received, and is recognized where there is evidence that a market participant would incorporate the adjustment into the transfer of the instrument. The Group incorporated funding valuation adjustments into the fair value measurements due to what it believes to be an industry trend toward incorporating the Japanese market’s view of funding risk premium in over-the-counter
derivatives. The Group calculates these funding valuation adjustments incorporating the expected future funding requirements arising from the Group’s positions and the estimated market
funding cost which considers the Group’s credit risk.
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
Equity securities
Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include investments in certain investment funds measured using the NAV per share practical expedient including private equity funds and real estates funds. These securities are determined primarily using the same procedures described under
Trading securities and trading securities sold, not yet purchased above.
Other investments
Other investments consist of investments held by consolidated investment companies. These companies typically hold investments in marketable and non
-marketable
equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable
equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating
F-
95

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities.
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
Derivative financial instruments
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
F-
96

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2019 and 2020, including those for which the MHFG Group has elected the fair value option, are summarized below:

2019	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,829	33	—	1,862
Japanese local government bonds	—	134	—	134
U.S. Treasury bonds and federal agency securities	1,069	138	—	1,207
Other foreign government bonds	2,417	553	—	2,970
Agency mortgage-backed securities	—	1,041	—	1,041
Residential mortgage-backed securities	—	—	11	11
Certificates of deposit and commercial paper	—	1,047	—	1,047
Corporate bonds and other (2)	36	1,806	1,044	2,886
Equity securities	1,297	—	28	1,325
Trading securities measured at net asset value (3)				631
Derivative financial instruments:
Interest rate contracts	36	5,729	21	5,786
Foreign exchange contracts	9	1,927	23	1,959
Equity-related contracts	58	63	4	125
Credit-related contracts	—	16	2	18
Other contracts	2	4	10	16
Available-for-sale securities:
Japanese government bonds	10,902	995	—	11,897
Japanese local government bonds	—	210	—	210
U.S. Treasury bonds and federal agency securities	1,009	—	—	1,009
Other foreign government bonds	456	886	—	1,342
Agency mortgage-backed securities	—	544	—	544
Residential mortgage-backed securities	—	61	40	101
Commercial mortgage-backed securities	—	—	500	500
Japanese corporate bonds and other debt securities	—	1,629	120	1,749
Foreign corporate bonds and other debt securities	—	678	103	781
Equity securities :
Equity securities with readily determinable fair values	3,633	135	—	3,768
Equity securities measured at net asset value (3)				53
Other investments	—	—	35	35

Total assets measured at fair value on a recurring basis	22,753	17,629	1,941	43,007

Liabilities:
Trading securities sold, not yet purchased	2,380	199	1	2,580
Derivative financial instruments:
Interest rate contracts	38	5,564	8	5,610
Foreign exchange contracts	11	1,746	1	1,758
Equity-related contracts	82	51	9	142
Credit-related contracts	—	16	1	17
Other contracts	1	4	9	14
Long-term debt (4)	—	1,778	655	2,433

Total liabilities measured at fair value on a recurring basis	2,512	9,358	684	12,554

F-
97

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2020	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,516	22	—	1,538
Japanese local government bonds	—	170	—	170
U.S. Treasury bonds and federal agency securities	4,580	461	—	5,041
Other foreign government bonds	1,128	547	—	1,675
Agency mortgage-backed securities	—	3,390	—	3,390
Residential mortgage-backed securities	—	—	10	10
Certificates of deposit and commercial paper	—	1,036	—	1,036
Corporate bonds and other (2)	41	1,398	1,115	2,554
Equity securities	1,000	650	30	1,680
Trading securities measured at net asset value (3)				462
Derivative financial instruments:
Interest rate contracts	153	7,070	9	7,232
Foreign exchange contracts	9	2,900	17	2,926
Equity-related contracts	169	125	16	310
Credit-related contracts	—	22	8	30
Other contracts	3	11	24	38
Available-for-sale securities:
Japanese government bonds	11,950	653	—	12,603
Japanese local government bonds	—	273	—	273
U.S. Treasury bonds and federal agency securities	935	—	—	935
Other foreign government bonds	436	975	—	1,411
Agency mortgage-backed securities	—	505	—	505
Residential mortgage-backed securities	—	53	31	84
Commercial mortgage-backed securities	—	—	615	615
Japanese corporate bonds and other debt securities	—	1,678	157	1,835
Foreign corporate bonds and other debt securities	—	678	174	852
Equity securities :
Equity securities with readily determinable fair values	2,670	95	—	2,765
Equity securities measured at net asset value (3)				72
Other investments	—	—	39	39

Total assets measured at fair value on a recurring basis	24,590	22,712	2,245	50,081

Liabilities:
Trading securities sold, not yet purchased	1,880	515	—	2,395
Derivative financial instruments:
Interest rate contracts	163	6,611	14	6,788
Foreign exchange contracts	8	2,890	1	2,899
Equity-related contracts	186	47	33	266
Credit-related contracts	—	19	10	29
Other contracts	6	10	23	39
Long-term debt (4)	—	1,916	621	2,537

Total liabilities measured at fair value on a recurring basis	2,243	12,008	702	14,953

F-
98

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.

(2)	The amount includes CLO and convertible bonds, which are classified in Level 3 .

(3)	In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2019 and 2020 were ¥37 billion and ¥47 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.

F-
99

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2019 and 2020:

2019	April 1, 2018	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2019	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	12	—	(2)	—		—	—	—	—	—	(1)	11	—
Corporate bonds and other	1,013	1	(2)	—		—	—	762	(378)	—	(354)	1,044	8
Equity securities	23	1	(2)	—		—	—	7	(3)	—	—	28	(1)
Derivative financial instruments, net (1) :
Interest rate contracts	21	(11	) (2)	—		—	—	—	—	—	3	13	(5)
Foreign exchange contracts	12	15	(2)	—		—	—	—	—	—	(5)	22	14
Equity-related contracts	4	(15	) (2)	—		—	—	—	—	—	6	(5)	3
Credit-related contracts	1	(2	) (2)	—		—	—	—	—	—	2	1	1
Other contracts	—	1	(2)	—		—	—	—	—	—	—	1	1
Available-for-sale securities:
Residential mortgage-backed securities	54	—	(3)	—	(4)	—	—	—	—	—	(14)	40	—
Commercial mortgage-backed securities	441	—	(3)	1	(4)	—	—	144	(72)	—	(14)	500	—
Japanese corporate bonds and other debt securities	163	37	(3)	(33	) (4)	—	—	29	(7)	—	(69)	120	19
Foreign corporate bonds and other debt securities	80	—	(3)	(1	) (4)	61	(42)	27	—	—	(22)	103	—
Other investments	38	5	(3)	—		—	—	13	(6)	—	(15)	35	(2)

Liabilities:
Trading securities sold, not yet purchased	4	1	(2)	—		—	—	(35)	33	—	—	1	—
Long-term debt	561	(6	) (5)	10	(4)	7	—	—	—	192	(101)	655	5

F-
100

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2020	April 1, 2019	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2020	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	11	—	(2)	—		—	—	—	—	—	(1)	10	—
Corporate bonds and other	1,044	(52	) (2)	—		—	—	802	(297)	—	(382)	1,115	(52)
Equity securities	28	(1	) (2)	—		—	—	6	(2)	—	(1)	30	(1)
Derivative financial instruments, net (1) :
Interest rate contracts	13	(6	) (2)	—		1	—	—	—	—	(13)	(5)	(16)
Foreign exchange contracts	22	(4	) (2)	—		—	—	—	—	—	(2)	16	(3)
Equity-related contracts	(5)	(8	) (2)	—		—	—	—	—	—	(4)	(17)	(10)
Credit-related contracts	1	(2	) (2)	—		(1)	(1)	—	—	—	1	(2)	(1)
Other contracts	1	2	(2)	—		—	—	—	—	—	(2)	1	1
Available-for-sale securities:
Residential mortgage-backed securities	40	—	(3)	—	(4)	—	—	3	—	—	(12)	31	—
Commercial mortgage-backed securities	500	—	(3)	1	(4)	—	—	201	(77)	—	(10)	615	—
Japanese corporate bonds and other debt securities	120	2	(3)	—	(4)	—	—	106	—	—	(71)	157	—
Foreign corporate bonds and other debt securities	103	—	(3)	(11	) (4)	—	—	94	—	—	(12)	174	—
Other investments	35	3	(3)	—		—	—	15	—	—	(14)	39	3

Liabilities:
Trading securities sold, not yet purchased	1	—	(2)	—		—	—	(18)	17	—	—	—	—
Long-term debt	655	53	(5)	17	(4)	77	(8)	—	—	312	(345)	621	79

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.

(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).

(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.

(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).

(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).

(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2019 and 2020.

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
During the fiscal year ended March 31, 2020, the transfers into Level 3 included ¥1 billion of net Derivative assets, ¥1 billion of net Derivative liabilities and
¥77
billion of Long-term debt. Transfers into Level 3 for net Derivative assets and liabilities were primarily due to changes in the observability of the inputs used to measure
F-
101

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
fair value of certain interest rate derivatives and credit-related derivatives. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate
when valuing certain structured notes. During the fiscal year ended March 31, 2020, the transfers out of Level 3 included
¥1
billion of net Derivative assets and ¥8 billion of Long-term debt. Transfers out of Level 3 for net Derivative assets were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate

when valuing certain structured notes.
Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2019 and 2020:

2019

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	51	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	4%–19% 0%–1% 100%–100% 18bps–170bps	8% 0% 100% 51bps

Commercial mortgage-backed securities	500	Discounted cash flow Price-based	Discount margin	9bps–161bps	24bps

Corporate bonds and other debt securities	1,267	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	22%–22% 2%–2% 69%–69% 48bps–1,173bps 4bps–1,063bps	22% 2% 69% 134bps 295bps

Derivative financial instruments, net:
Interest rate contracts	13	Internal valuation model (3)	IR – IR correlation Default rate (4)	23%–100% 0%–63%

Foreign exchange contracts	22	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	9%–55% 63%–63% 0%–63%

Equity-related contracts	(5)	Internal valuation model (3)	Equity – IR correlation Equity correlation Equity volatility	25%–25% 40%–100% 5%–36%

Credit-related contracts	1	Internal valuation model (3)	Default rate Credit correlation	0%–5% 29%–100%

Long-term debt	655	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	9%–55%
			FX – FX correlation	63%–63%
			Equity – IR correlation	25%–25%
			Equity – FX correlation	55%–88%
			Equity correlation	12%–100%
			Equity volatility	5%–49%
			Default rate	0%–4%
			Credit correlation	20%–100%

F-
102

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2020

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage- backed securities	41	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	4%–16% 0%–1% 100%–100% 5bps–170bps	7% 0% 100% 52bps

Commercial mortgage-backed securities	615	Discounted cash flow Price-based	Discount margin	7bps–185bps	22bps

Corporate bonds and other debt securities	1,446	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	13%–21% 0%–2% 10%–70% 61bps–1,160bps 5bps–1,528bps	21% 2% 67% 256bps 58bps

Derivative financial instruments, net:
Interest rate contracts	(5)	Internal valuation model (3)	IR – IR correlation Default rate (4)	23%–100% 0%–63%

Foreign exchange contracts	16	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	-37%–49% 56%–65% 0%–63%

Equity-related contracts	(17)	Internal valuation model (3)	Equity – IR correlation Equity correlation Equity volatility	25%–25% 0%–100% 13%–157%

Credit-related contracts	(2)	Internal valuation model (3)	Default rate Credit correlation	0%–15% 30%–100%

Long-term debt	621	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	-37%–50%
			FX – FX correlation	56%–65%
			Equity – IR correlation	25%–25%
			Equity – FX correlation	-33%–100%
			Equity correlation	0%–100%
			Equity volatility	15%–157%
			Default rate	0%–12%
			Credit correlation	15%–100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.

(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.

(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.

(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.

(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

IR = Interest rate
FX = Foreign exchange
Sensitivities to unobservable inputs and interrelationships between unobservable inputs
The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.
F-
103

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
F-
104

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2019 and 2020:

2019	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	125	—	41	84	177
Loans held-for-sale	3	—	3	—	3
Equity securities (without readily determinable fair values)	1	—	—	1	1
Other investments	98	98	—	—	104
Premises and equipment—net	9	—	4	5	34
Intangible assets	—	—	—	—	1

Total assets measured at fair value on a nonrecurring basis	236	98	48	90	320

2020	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	90	—	—	90	136
Loans held-for-sale	26	—	20	6	26
Equity securities (without readily determinable fair values)	2	—	—	2	2
Premises and equipment—net	1	—	1	—	12
Other assets	—	—	—	—	3
Good w ill	—	—	—	—	2

Total assets measured at fair value on a nonrecurring basis	119	—	21	98	181

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.

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
F-
105

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
Premises and equipment—net , Intangible assets and Other assets in the table above have been impaired and written down to fair value.
Goodwill in the table above is due to the decline in the fair value
of the reporting unit, the carrying amount of the goodwill was reduced to its fair value.
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
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥21 billion and ¥112 billion at March 31, 2019 and 2020, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥(17) billion and ¥56 billion for the fiscal years ended March 31, 2019 and 2020, respectively. The Group records changes in fair value on these notes attributable to the instrument-specific credit risk in AOCI in accordance with ASU
No.2016-01,
which was adopted on April 1, 2018. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
Fair value of financial instruments
ASC 825 requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or
F-
106

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥212 billion and ¥420 billion at March 31, 2019 and 2020, respectively, were not included in the disclosure.
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
Other financial assets
The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 12 “Other assets and liabilities.”
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
F-
107

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
Other financial liabilities
The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 12 “Other assets and liabilities.”
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 201
9
 and 20
20
.
F-
108

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table shows the carrying amounts and fair values at March 31, 2019 and 2020, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	2019
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	62,012	62,012	873	61,139	—
Investments	1,604	1,609	1,140	469	—
Loans, net of allowance for loan losses (Note)	82,382	83,490	—	—	83,490
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	44,918	44,918	24,983	19,935	—
Interest-bearing deposits	112,658	112,655	55,542	57,113	—
Due to trust accounts	312	312	—	312	—
Other short-term borrowings	1,995	1,995	—	1,995	—
Long-term debt	9,096	9,178	—	8,336	842

	2020
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	63,755	63,755	1,318	62,437	—
Investments	862	875	493	382	—
Loans, net of allowance for loan losses (Note)	86,914	88,124	—	—	88,124

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	51,954	51,954	29,812	22,142	—
Interest-bearing deposits	114,653	114,659	58,935	55,724	—
Due to trust accounts	250	250	—	250	—
Other short-term borrowings	4,914	4,914	—	4,914	—
Long-term debt	7,821	7,708	—	6,813	895

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

F-
109

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
F-
110

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2019 and 2020. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
2019
Assets (1) :
Derivatives	7,403	—	7,403	(5,903)	(528)	972
Receivables under resale agreements	12,589	—	12,589	(12,579)	—	10
Receivables under securities borrowing transactions	1,921	—	1,921	(1,894)	—	27

Total	21,913	—	21,913	(20,376)	(528)	1,009

Liabilities (1) :
Derivatives	6,978	—	6,978	(5,766)	(769)	443
Payables under repurchase agreements	14,312	—	14,312	(14,309)	—	3
Payables under securities lending transactions	932	—	932	(931)	—	1

Total	22,222	—	22,222	(21,006)	(769)	447

2020
Assets (1) :
Derivatives	9,819	—	9,819	(7,723)	(629)	1,467
Receivables under resale agreements	17,347	—	17,347	(17,197)	—	150
Receivables under securities borrowing transactions	1,753	—	1,753	(1,709)	—	44

Total	28,919	—	28,919	(26,629)	(629)	1,661

Liabilities (1) :
Derivatives	9,220	—	9,220	(7,519)	(1,215)	486
Payables under repurchase agreements	17,542	—	17,542	(17,191)	—	351
Payables under securities lending transactions	626	—	626	(623)	—	3

Total	27,388	—	27,388	(25,333)	(1,215)	840

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

F-
111

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
29. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2019 and 2020:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
2019
Repurchase agreements	2,596	8,537	2,403	1,104	14,640
Securities lending transactions	1,012	473	—	313	1,798

Total	3,608	9,010	2,403	1,417	16,438

2020
Repurchase agreements	6,357	5,467	4,867	1,280	17,971
Securities lending transactions	877	231	—	316	1,424

Total	7,234	5,698	4,867	1,596	19,395

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2019 and 2020:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
2019
Japanese government bonds and Japanese local government bonds	2,118	430
Foreign government bonds and foreign agency mortgage-backed securities	11,613	396
Commercial paper and corporate bonds	223	52
Equity securities	492	902
Other	194	18

Total (Note)	14,640	1,798

2020
Japanese government bonds and Japanese local government bonds	1,790	269
Foreign government bonds and foreign agency mortgage-backed securities	15,218	359
Commercial paper and corporate bonds	273	50
Equity securities	542	730
Other	148	16

Total (Note)	17,971	1,424

Note:	Amounts exceeded the gross amounts recognized in Note 28 “Offsetting of financial assets and financial liabilities” by ¥1,194 billion and ¥1,227 billion, at March 31, 2019 and 2020, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of
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
F-
112

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
30. Related party transactions
The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2019 and 2020, the aggregate loans to the Group’s equity method investees amounted to ¥473 billion and ¥497 billion, respectively, and outstanding loans to MHFG Group’s directors, executive officers, and other related parties were not considered significant. There were no loans to related parties that were considered impaired.
Summarized Financial Information of the MHFG Group’s Equity Method Investees
Summarized financial information of the MHFG Group’s equity method investees as of March 31, 2019 and 2020, and for each of the three years ended March 31, 2020, is as follows:

	2019	2020
	(in billions of yen)
L oans	7,954	7,268
Total assets	28,674	27,036
Deposits	10,167	8,665
Total liabilities	26,387	25,014
Total equity	2,287	2,022
Noncontrolling interests	615	11

	2018	2019	2020
	(in billions of yen)
Total interest and dividend income	458	503	586
Total interest expense	153	165	198
Provision (credit) for loan losses	66	84	81
Net interest income after provision (credit) for loan losses	239	254	307
Income before income tax expense	149	229	196
Net income	132	201	150

31. Business segment information
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
F-
113

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
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
F-
114

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
Goodwill, Intangible assets, and ROU assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.

	MHFG (Consolidated)
2018 (5)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (4)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	725.7	431.0	327.3	387.2	50.0	74.4	1,995.6
General and administrative expenses (2)	724.3	208.4	239.6	204.7	27.6	39.6	1,444.2
Equity in earnings (losses) of equity method investees—net	12.7	1.0	2.3	—	2.9	2.6	21.5
Amortization of goodwill and others	0.4	0.4	0.4	2.3	8.0	2.4	13.9
Others	—	—	—	—	—	(21.0)	(21.0)

Net business profits (losses) (3) + Net gains (losses) related to ETFs and others	13.7	223.2	89.6	180.2	17.3	14.0	538.0

	MHFG (Consolidated)
2019 (5)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (4)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	705.9	473.4	400.3	192.4	49.6	6.1	1,827.7
General and administrative expenses (2)	713.5	205.7	237.9	207.5	27.3	48.7	1,440.6
Equity in earnings (losses) of equity method investees—net	18.1	0.9	7.2	—	1.3	23.7	51.2
Amortization of goodwill and others	0.4	0.4	0.4	2.3	8.0	2.1	13.6
Others	—	—	—	—	—	(16.3)	(16.3)

Net business profits (losses) (3) + Net gains (losses) related to ETFs and others	10.1	268.2	169.2	(17.4)	15.6	(37.3)	408.4

Fixed assets (6)	499.3	225.8	176.9	92.6	0.1	662.5	1,657.2

F-
115

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)
2020	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (4)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (1)	673.6	462.4	417.8	410.1	48.4	60.5	2,072.8
General and administrative expenses (2)	668.5	215.1	249.0	208.9	29.0	41.0	1,411.5
Equity in earnings (losses) of equity method investees—net	11.8	2.0	10.3	—	1.3	5.0	30.4
Amortization of goodwill and others	0.4	0.4	0.4	2.3	7.8	1.9	13.2
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses) (3) + Net gains (losses) related to ETFs and others	16.5	248.9	178.7	198.9	12.9	16.7	672.6

Fixed assets (6)	503.7	204.1	173.0	91.5	0.1	767.4	1,739.8

Notes:
(1)	“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the fiscal years ended March 31, 2018, 2019 and 2020, net gains (losses) related to ETFs and others amounted to ¥80.2 billion, ¥15.0 billion and ¥10.6 billion, respectively, of which ¥70.1 billion, ¥7.3 billion and ¥7.3 billion are included in “Global Markets Company,” respectively.

(2)	“General and administrative expenses” excludes non-allocated gains (losses), net.

(3)	Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(4)	“Others” includes the following items:

•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;

•	consolidating adjustments, including eliminating internal transaction between each segment;

•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and

•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

(5)	Beginning on April 1, 2018, new allocation methods for income and expense transactions between each segment and “Others” have been applied. In connection with the use of the new allocation methods, the presentation of “Net business profits” has changed to “Net business profits (losses) + Net gains (losses) related to ETFs and others.” Before the change, “Net gains (losses) related to ETFs and others” were included in “Gross profits” of each segment and eliminated in “Others.” In addition, “Amortization of goodwill and others” has been presented as a new item. Figures for the fiscal year ended March 31, 2018 have been restated for the new allocation methods. These changes more appropriately reflect the performance of each of the operating segments in accordance with internal managerial accounting rules and

F-
116

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
practices. Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(6)	“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and ROU assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Fixed assets” has been allocated to each segment starting in the fiscal year ended March 31, 2019 to enhance management’s analysis of the Group’s operations. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

F-
117

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the fiscal years ended March 31, 2018, 2019 and 2020 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at March 31, 2019 and 2020 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and ROU assets related to operating leases included in Other assets are as follows:

	2018	2019	2020

	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	538.0	408.4	672.6

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	(30.9)	23.3	46.3
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(17.0)	(30.7)	(183.3)
Gains on reversal of reserves for possible losses on loans, and others	173.3	11.2	11.6
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	191.9	259.9	126.6
Net extraordinary gains (losses)	17.5	(497.9)	(19.2)
Others	(72.8)	(57.9)	(35.9)

Income before income tax expense under Japanese GAAP	800.0	116.3	618.7
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(110.2)	45.3	111.2
Investments	98.1	(273.3)	(480.9)
Loans	(2.4)	(11.9)	(3.0)
Allowances for loan losses and off-balance-sheet instruments	6.8	(5.8)	0.7
Premises and equipment	35.4	303.6	(96.1)
Land revaluation	3.4	10.2	2.1
Business combinations	15.6	(12.8)	6.0
Pension liabilities	(4.4)	(32.2)	(56.7)
Consolidation of variable interest entities	2.7	(39.0)	39.3
Foreign currency translation	12.1	1.7	17.3
Others	(17.8)	(17.0)	(5.1)

Income before income tax expense under U.S. GAAP	839.3	85.1	153.5

	2019	2020
	(in billions of yen)
Fixed assets	1,657.2	1,739.8

U.S. GAAP adjustments (Note)	413.1	887.2

Premises and equipment-net, Goodwill, Intangible assets, and ROU assets related to operating leases included in Other assets	2,070.3	2,627.0

F-
118

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:	The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from ROU assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP. ROU assets are recognized on balance sheets in connection with the adoption of ASU
No.2016-02
on April 1, 2019.

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2018:
Total revenue (1)	2,002.4	654.9	64.0	197.4	447.8	3,366.5
Total expenses (2)	1,582.5	478.8	38.5	172.6	254.8	2,527.2

Income before income tax expense	419.9	176.1	25.5	24.8	193.0	839.3

Net income	231.3	152.7	23.7	21.3	172.7	601.7

Total assets at end of fiscal year	142,587.8	28,135.9	4,380.4	11,677.8	17,473.7	204,255.6

Fiscal year ended March 31, 2019:
Total revenue (1)	1,705.5	792.1	66.0	249.7	616.5	3,429.8
Total expenses (2)	2,082.6	696.5	46.1	203.2	316.3	3,344.7

Income (loss) before income tax expense	(377.1)	95.6	19.9	46.5	300.2	85.1

Net income (loss)	(331.4)	85.3	17.0	34.6	270.2	75.7

Total assets at end of fiscal year	133,443.5	25,913.5	4,824.7	15,322.5	18,107.0	197,611.2

Fiscal year ended March 31, 2020:
Total revenue (1)	1,681.0	801.5	95.1	270.4	610.9	3,458.9
Total expenses (2)	2,008.9	679.2	41.5	239.1	336.7	3,305.4

Income (loss) before income tax expense	(327.9)	122.3	53.6	31.3	274.2	153.5

Net income (loss)	(312.8)	100.4	51.5	23.6	243.6	106.3

Total assets at end of fiscal year	137,470.4	34,650.4	4,137.3	15,487.0	19,473.7	211,218.8

Notes:
(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.

(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

F-
119

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
33. Mizuho Financial Group, Inc., parent company
The following tables present the parent company only financial information of MHFG:
Condensed balance sheets

	2019	2020
	(in millions of yen)
Assets:
Cash and due from banking subsidiaries	99,209	43,016
Interest-bearing deposits in banking subsidiaries	1,158	218
Investments in subsidiaries and affiliated companies:
Banking subsidiaries	7,905,018	8,104,662
Non-banking subsidiaries and affiliated companies	1,412,369	1,139,694
Long-term loans receivable from a banking subsidiary	5,110,248	6,539,819
Other	351,951	471,225

Total	14,879,953	16,298,634

Liabilities and shareholders’ equity:
Short-term borrowings from a banking subsidiary	945,505	860,000
Long-term debt	5,145,286	6,555,053
Other liabilities	62,643	371,216
Shareholders’ equity	8,726,519	8,512,365

Total	14,879,953	16,298,634

F-
120

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Condensed statements of income

	2018	2019	2020
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	227,057	267,724	23,824
Non-banking subsidiaries and affiliated companies	28,987	23,392	12,850
Management fees from subsidiaries	47,945	39,292	38,004
Interest income on loans and discounts	68,869	106,920	123,354
Gains on disposal of premises and equipment	—	—	10,866
Other income	52,672	9,575	7,088

Total	425,530	446,903	215,986

Expenses:
Operating expenses	38,661	40,680	38,951
Interest expense	74,227	110,861	126,516
Other expense	28,123	59,049	25,313

Total	141,011	210,590	190,780

Equity in undistributed net income (loss) of subsidiaries	309,210	(173,142)	130,930

Income before income tax expense	593,729	63,171	156,136
Income tax expense (benefit)	16,121	(21,300)	5,941

Net income	577,608	84,471	150,195

F-
1
21

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Condensed statements of cash flows

	2018	2019	2020
	(in millions of yen)
Cash flows from operating activities:
Net income	577,608	84,471	150,195
Adjustments and other	(302,109)	197,193	(92,059)

Net cash provided by operating activities	275,499	281,664	58,136

Cash flows from investing activities:
Proceeds from sales of Equity securities	—	139,719	—
Net change in loans	(1,344,323)	(1,075,059)	(1,496,047)
Purchases of premises and equipment	(6,649)	(11,640)	(43,406)
Proceeds from sales of premises and equipment	—	—	209,657
Net change in other investing activities	(4,114)	(1,310)	(5,150)

Net cash used in investing activities	(1,355,086)	(948,290)	(1,334,946)

Cash flows from financing activities:
Net change in short-term borrowings	(70,000)	(140,000)	(85,505)
Proceeds from issuance of long-term debt	1,344,323	1,075,059	1,531,047
Repayment of long-term debt	—	—	(35,000)
Proceeds from issuance of common stock	3	3	—
Purchases of treasury stock	(1,611)	(2,124)	(1,441)
Dividends paid	(190,382)	(190,413)	(190,386)
Net change in other financing activities	555	437	962

Net cash provided by financing activities	1,082,888	742,962	1,219,677

Effect of exchange rate changes on cash and cash equivalents	—	540	—

Net increase (decrease) in cash and cash equivalents	3,301	76,876	(57,133)
Cash and cash equivalents at beginning of fiscal year	20,190	23,491	100,367

Cash and cash equivalents at end of fiscal year	23,491	100,367	43,234

34. Subsequent events
Share consolidation of MHFG’s common stock
On June 25, 2020, a 1-for-10 share consolidation was approved at the Ordinary General Meeting of Shareholders. It will become effective on October 1, 2020 based on the shares owned by the shareholders recorded in the shareholder register as of September 30, 2020.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 25, 2020 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2020 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated April 1, 2018 (English Translation)*

2.1	Form of American Depositary Receipt*

2.2
Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder*

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc. (English Translation)**

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018.

**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 21, 2016.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Tatsufumi Sakai
Name:	Tatsufumi Sakai
Title:	President & Group CEO

July 2, 2020