Form 20-F
period 2021-03-31
MIZUHO FINANCIAL GROUP INC
filed 2021-07-02
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended March 31, 2021
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
Tomomichi Fujita,
+
81-3
-
5224-1111
,
+81-3-5224-1059,
address is same as above
(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
American depositary shares, each of which represents two shares of common stock Common Stock, without par value*	MFG	The New York Stock Exchange
Securities registered or to be registered pursuant to Section12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At March 31, 2021, the following shares of capital stock were issued: 2,539,249,894 shares of common stock (including 552,914 shares of common stock held by the registrant as treasury stock).

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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

•	the development and impact of the novel coronavirus;

•	increase in allowance for credit losses on loans and incurrence of significant credit-related costs;

•	declines in the value of our securities portfolio, including as a result of the declines in stock markets and the impact of the dislocation in the global financial markets;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	decrease in the market liquidity of our assets;

•	revised assumptions or other changes related to our pension plans;

•	a decline in our deferred tax assets;

•	the effect of financial transactions entered into for hedging and other similar purposes;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	our ability to avoid reputational harm;

•	our ability to implement our Five-Year Business Plan and other strategic initiatives and measures effectively;

•	the effectiveness of our operation, legal and other risk management policies;

•	the effect of changes in general economic conditions in Japan and elsewhere;

•	problems related to our information technology systems and cyber attacks;

•	amendments and other changes to the laws and regulations that are applicable to us; and

•	the effect of climate change.
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
The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2017, 2018, 2019, 2020 and 2021 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.
The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2017, 2018, 2019, 2020 and 2021 derived from Mizuho Financial Group’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.
The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2017, 2018, 2019, 2020 and 2021 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, an independent registered public accounting firm.
You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2017	2018	2019	2020	2021
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,509,030	¥1,761,886	¥2,207,443	¥2,151,172	¥1,456,556
Interest expense	601,712	889,936	1,313,476	1,271,381	467,939

Net interest income	907,318	871,950	893,967	879,791	988,617
Provision (credit) for credit losses	37,668	(126,362)	32,459	156,200	112,776

Net interest income after provision (credit) for credit losses	869,650	998,312	861,508	723,591	875,841
Noninterest income	1,368,032	1,604,663	1,222,371	1,307,740	2,041,320
Noninterest expenses	1,757,307	1,763,677	1,998,819	1,877,841	1,888,397

Income before income tax expense	480,375	839,298	85,060	153,490	1,028,764
Income tax expense	91,244	237,604	9,335	47,175	210,716

Net income	389,131	601,694	75,725	106,315	818,048
Less: Net income (loss) attributable to noncontrolling interests	26,691	24,086	(8,746)	(43,880)	236,283

Net income attributable to MHFG shareholders	¥362,440	¥577,608	¥84,471	¥150,195	¥581,765

Net income attributable to common shareholders	¥362,440	¥577,608	¥84,471	¥150,195	¥581,765
Amounts per share (1) :
Basic earnings per common share—net income attributable to common shareholders	¥143.34	¥227.71	¥33.31	¥59.19	¥229.27
Diluted earnings per common share—net income attributable to common shareholders	¥142.80	¥227.64	¥33.30	¥59.19	¥229.26
Number of shares used to calculate basic earnings per common share (in thousands)	2,528,590	2,536,635	2,536,238	2,537,368	2,537,513
Number of shares used to calculate diluted earnings per common share (in thousands)	2,538,030	2,537,393	2,536,690	2,537,526	2,537,602
Cash dividends per share (2)(3) :
Common stock	¥75.00	¥75.00	¥75.00	¥75.00	¥75.00
	$0.67	$0.71	$0.68	$0.70	$0.68

	As of and for the fiscal years ended March 31,
	2017	2018	2019	2020	2021
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥200,456,304	¥204,255,642	¥197,611,195	¥211,218,760	¥221,651,474
Loans, net of allowance	81,804,233	83,204,742	82,492,742	87,087,233	87,930,018
Total liabilities	191,684,247	194,751,942	188,109,702	202,043,136	211,963,317
Deposits	131,184,953	136,884,006	138,296,916	144,948,667	151,010,604
Long-term debt	14,529,414	12,955,230	11,529,400	10,346,152	11,706,471
Common stock	5,826,149	5,826,383	5,829,657	5,827,500	5,826,863
Total MHFG shareholders’ equity	8,261,357	8,868,421	8,726,519	8,512,365	9,105,238
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.18%	0.28%	0.04%	0.07%	0.26%
Net income attributable to common shareholders as a percentage of average MHFG shareholders’ equity	5.25%	8.26%	1.11%	1.95%	7.50%
Dividends per common share as a percentage of basic earnings per common share	52.32%	32.94%	225.16%	126.71%	32.71%
Average MHFG shareholders’ equity as a percentage of total average assets	3.38%	3.35%	3.71%	3.81%	3.43%
Net interest income as a percentage of total average interest-earning assets	0.51%	0.47%	0.48%	0.48%	0.48%

Notes:

(1)
Mizuho Financial Group adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares effective as of October 1, 2020. For purposes of the amounts per share, we have assumed the effective date of the share consolidation to be April 1, 2016. For more information on the share consolidation, see “Item 10.B. Memorandum and Articles of Association—Common Stock—Share Consolidation.” In addition, certain other comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.

(2)
Yen amounts are expressed in U.S. dollars at the rate of ¥111.41= $1.00, ¥106.20= $1.00, ¥110.68= $1.00, ¥107.53= $1.00 and ¥110.61= $1.00 for the fiscal years ended March 31, 2017, 2018, 2019, 2020 and 2021, respectively. These rates are the noon buying rates on the respective fiscal year-end
dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

(3)
Figures represent cash dividends per share with respect to the applicable fiscal year. Dividends with respect to a fiscal year include year-end
dividends and interim dividends. Declaration and payment of dividends are conducted during the immediately following fiscal year, in the case of year-end
dividends, or immediately following interim period, in the case of interim dividends.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2017	2018	2019	2020	2021
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥1,445,555	¥1,622,354	¥2,056,327	¥2,014,440	¥1,333,509
Interest expense	577,737	814,988	1,293,846	1,280,897	427,826

Net interest income	867,818	807,366	762,480	733,542	905,683
Fiduciary income	50,627	55,400	55,153	58,565	55,160
Net fee and commission income	603,542	614,349	610,427	619,243	687,147
Net trading income	325,332	275,786	297,367	391,299	388,130
Net other operating income	245,419	162,454	87,306	259,567	162,571
General and administrative expenses	1,467,221	1,488,973	1,430,850	1,378,398	1,414,608
Other income	438,042	565,683	447,300	318,438	380,978
Other expenses	279,368	192,113	712,927	383,542	512,900

Income before income taxes	784,193	799,953	116,259	618,717	652,163
Income taxes:
Current (1)	196,535	190,158	161,376	150,088	165,688
Deferred	(58,800)	1,469	(163,879)	11,408	9,099
Profit	646,457	608,326	118,762	457,221	477,375
Profit attributable to non- controlling interests	42,913	31,778	22,196	8,652	6,355

Profit attributable to owners of parent	¥603,544	¥576,547	¥96,566	¥448,568	¥471,020

Net income per share (2) :
Basic	¥238.68	¥227.28	¥38.07	¥176.87	¥185.75
Diluted	237.80	227.22	38.06	176.86	185.75
Balance sheet data:
Total assets	¥200,508,610	¥205,028,300	¥200,792,226	¥214,659,077	¥225,586,211
Loans and bills discounted (3)	78,337,793	79,421,473	78,456,935	83,468,185	83,704,675
Securities	32,353,158	34,183,033	29,774,489	34,907,234	43,697,262
Deposits (4)	130,676,494	136,463,824	137,649,596	144,472,235	150,504,978
Net assets	9,273,361	9,821,246	9,194,038	8,663,847	9,362,207
Risk-adjusted capital data (Basel III) (5) :
Common Equity Tier 1 capital	¥7,001,664	¥7,437,048	¥7,390,058	¥7,244,776	¥7,849,969
Tier 1 capital	8,211,522	9,192,244	9,232,160	9,024,404	9,701,931
Total capital	10,050,953	10,860,440	10,917,507	10,722,278	11,385,395
Risk-weighted assets	61,717,158	59,528,983	57,899,567	62,141,217	67,481,983
Common Equity Tier 1 capital ratio	11.34%	12.49%	12.76%	11.65%	11.63%
Tier 1 capital ratio	13.30	15.44	15.94	14.52	14.37
Total capital ratio	16.28	18.24	18.85	17.25	16.87

Notes:

(1)	Includes refund of income taxes.

(2)
Mizuho Financial Group adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares effective as of October 1, 2020. For purposes of the net income per share, we have assumed the effective date of the share consolidation to be April 1, 2016. For more information on the share consolidation, see “Item 10.B. Memorandum and Articles of Association—Common Stock—Share Consolidation.”

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
Due to a strain of a virus called
SARS-CoV-2
(severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes coronavirus disease, or
COVID-19,
the global economy, including that of Japan, is

under severe pressure and many business fields have been widely and adversely affected. Financial and monetary easing measures taken by governments and central banks have been preventing severe liquidity crises in the global financial system to date, and financial markets have been gradually returning to stability. However, currently an increasing number of new variants of the coronavirus has led to surges of infections in some regions, with infections from some of these variants being observed in Japan, causing new rounds of restrictions on economic activities. While the some countries have been successful in administering vaccinations to the general public, other countries including Japan are experiencing delays in doing so. With the continued impact from the novel coronavirus, it is expected that it would take time for the global economy to recover. Moreover, high volatility in financial markets is expected to continue. As a result, we may incur significantly increased credit-related costs, increased valuation losses and impairment of our assets, and our liquidity could also decline. As a result of any of the foregoing, our business, financial condition and results of operations may be materially and adversely affected.
We may be required to increase allowance for credit losses on loans and/or incur significant credit-related and other costs in the future due to problem loans.
We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the manufacturing and real estate industries as well as banks and other financial institutions is relatively high. We manage our credit portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and credit exposure concentrations in particular industries or corporate groups that are expected to be affected when risk events occur, and we also utilize credit derivatives for hedging and credit risk mitigation purposes. We also periodically assess the value of the relevant collateral or guarantee. However, depending on the status of domestic and global credit cycles, the business environment in particular industries, prices of real estate assets and other factors, the amount of our problem loans and other claims could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. There can be no assurance that credit-related and other costs will not increase in the future as a result of the foregoing or otherwise.
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
For example, assuming a downgrade occurred on March 31, 2021, the additional collateral requirement in connection with our derivative contracts if other conditions remain unchanged, would have been approximately ¥5.9 billion for a one-notch
downgrade and approximately ¥13.8 billion for a
two-notch
downgrade.
Failure to maintain capital adequacy ratios and other regulatory standards above minimum required levels could have material adverse effects.
Capital adequacy regulations
We are subject to capital adequacy regulations as prescribed by the Financial Services Agency based on the Basel III rules text issued by the Basel Committee on Banking Supervision, both on a consolidated basis and with respect to each of our principal banking subsidiaries. The capital adequacy ratio rules was initially scheduled to be applied in stages over several years from January 1, 2022, with full application scheduled to commence in January 1, 2027 under the finalized Basel III reforms published by the Basel Committee on Banking Supervision in December 2017. However, in March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), announced a deferral of the implementation date of the finalized Basel III reform by one year to increase operational capacity of banks and supervisors to respond to
COVID-19.
Following this announcement, the Financial Services Agency announced that the finalized Basel III reform is scheduled to be implemented in Japan from March 2023. In addition, the Financial Services Agency published its draft regulatory policy directions for the implementation of the Basel III finalization framework in Japan on December 24, 2020 and the draft amendments to the regulatory notices regarding operational risk under the Basel III finalization framework on March 31, 2021. Furthermore, we have been named by the Financial Stability Board as a “global systemically important bank”
(G-SIB),
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

Leverage ratio regulations
In December 2017, the Basel Committee on Banking Supervision published the finalized Basel III reforms in which the framework for the leverage ratio requirements was finalized, and the phased application of the requirements, as prescribed by the Financial Services Agency, commenced on March 31, 2019. In March 2020, according to the deferral of the implementation of the finalized Basel III reform announced by GHOS, the Financial Services Agency announced that the implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
in Japan were deferred for one year, and will take effect from March 31, 2023. In June 2020, under concerns regarding the increasing impact of the coronavirus pandemic, to maintain harmonization with the monetary policy implemented by the Bank of Japan and the prudent regulations for banks and other financial institutions, the Financial Services Agency introduced temporary measures to exclude amounts of deposits to the Bank of Japan from the total exposure, which is the denominator, in calculating leverage ratio when a ratio, which is separately determined by the Commissioner of the Financial Services Agency taking into account an exceptional macroeconomic condition, applies as minimum regulatory requirements for leverage ratio. The temporary measures were at first implemented as effective until March 31, 2021, but were later extended to be effective until March 31, 2022. The regulation requires bank holding companies and banks to maintain their leverage ratio, which is a supplementary indicator of the capital adequacy ratio, at a certain level or above. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.” If the leverage ratio falls below a certain ratio, the Financial Services Agency could require us to take corrective actions, including the submission of an improvement plan that would strengthen the capital base, a reduction (or slowing of increase) of total assets, a reduction in the size of some business operations, a disposition of subsidiary shares and a suspension of all or a portion of business operations. Such events could adversely affect our business, financial condition and results of operations.
Total Loss Absorbing Capacity (TLAC) regulations
In November 2015, the Financial Stability Board released a final document requiring
G-SIBs
to have a certain minimum total loss absorbing capacity (TLAC).The phased application by the Financial Services Agency of TLAC regulations in Japan to Japanese
G-SIBs,
including us, began on March 31, 2019 with full application, with certain limited exception, to take effect from March 31, 2022. In June 2020, the Financial Services Agency introduced temporary measures to exclude amounts of deposits to the Bank of Japan from the total exposure, which is the denominator, in calculating leverage ratio when a ratio, which is separately determined by the Commissioner of the Financial Services Agency taking into account an exceptional macroeconomic condition, applies as minimum regulatory requirements for such leverage ratio. The temporary measures were at first implemented as effective until March 31, 2021, but were later extended to be effective until March 31, 2022. If excluding such amounts of deposits in calculating leverage ratio, such amounts of deposits are also excluded from the total exposure, which is the denominator, in calculating external TLAC ratio on total exposure basis and minimum internal TLAC. These regulations are applicable to
G-SIBs
such as us, in addition to capital adequacy regulations. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.” If the TLAC of us or our material subsidiaries fall below a certain threshold, the Financial Services Agency could require the submission of a plan to improve TLAC or may issue a business improvement order which could include various restrictions on, or suspension of portions of, our business. Such events could adversely affect our business, financial condition and results of operations.
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
However, we may not be able to prevent significant disruptions to our information technology systems caused by, among other things, human error, accidents and development and renewal of computer systems. In the event of any future disruptions in our IT systems, our business, financial condition and results of operations could be materially and adversely affected due to information leaks, malfunctions or disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.
In February and March 2021, there were several system failure incidents at Mizuho Bank that resulted in aborted customer transactions across our network in Japan, including ATM and internet banking transactions and foreign exchange remittances
. In order to evaluate the causes for these incidents, our board of directors established an independent investigative committee of external professionals and specialists with no vested interest in us. We also established an independent evaluation committee, comprised of external directors only, to evaluate the effectiveness of our internal measures to prevent future incidents. In June 2021, we received the investigation report from the above independent investigative committee. Based on the assessment and suggestions in the investigation report, we and Mizuho Bank then disclosed our conclusion of the investigative efforts and preventive measures that are to be taken. In 2002 and 2011, we received business improvement orders from the Financial Services Agency for incidents involving systems failures, and there have been recent media reports speculating on the imminent issuance of a business improvement order in connection with the recent incidents. There can be no assurance that such an order or other sanctions will not be issued in connection with these incidents nor, if issued, regarding the timing of such order or sanctions.
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
As we and our outside contractors continue to be the target of unauthorized access attacks, mishandling or misuse of information, computer viruses or malware, cyber attacks designed to obtain confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, denial of service attacks, data breaches and other events, there can be no assurance that we will not suffer any losses or other consequences in the future as a result of significant incidents due to these cyber attacks. Although our Cyber Incident Response Team (CIRT) has led the implementation of, and continuously endeavors to upgrade, our protective measures using advanced technologies, our IT systems, software and computer networks may be vulnerable to unauthorized access, misuse, computer viruses, ransomware or other malicious code and other events that could have a security impact. Due to the complexity and interconnectedness of our global IT systems, these protective measures may be ineffective, and the process of enhancing our protective measures can itself create a risk of system disruption and security issues, and there can be no assurance that our current or future countermeasures will be sufficient to prevent or mitigate the impact of such incidents.
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
U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which currently includes Iran, Syria, North Korea and Cuba (added in January 2021), and we maintain policies and procedures to comply with applicable U.S. laws. Our
non-U.S.
offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions and maintenance of correspondent banking accounts. In addition, we maintain a representative office in Iran. We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.
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
Violations of applicable laws and regulations and misconduct by our officers or employees could result in penalties and other regulatory actions as well as harm to our reputation.
Our business and employees in Japan are subject to various laws and regulations, including those applicable to financial institutions as well as general laws applicable to our business activities, and we are under the regulatory oversight of the Financial Services Agency. Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. In addition to our compliance with applicable laws and regulations, our officers and employees are expected to meet the expectations of our customers and society regarding compliance with relevant social rules and norms, and the standards relating to such expectations are likely to become higher and the rules and norms are subject to change over time.
Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations and cultivate a risk-sensitive culture among our officers and employees, but they may not be effective in preventing all violations and non-compliance.
Violations of laws and regulations and our officers’ or employees’ misconduct could result in regulatory action and harm our reputation, and our business, financial condition and results of operations could be materially and adversely affected.

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
As a financial consulting group, we offer a broad range of financial services, including banking, trust banking, securities and other services. As the needs of our customers become more sophisticated and broader in scope, and as the Japanese financial industry continues to be deregulated, we have been entering into various new areas of business, including through various business and equity alliances, which expose us to new risks. While we have developed and intend to maintain risk management policies that we believe are appropriate to address such risks, if a risk materializes in a manner or to a degree outside of our expectations, our business, financial condition and results of operations could be materially and adversely affected.
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
In light of the LIBOR manipulation scandal that surfaced in 2012, many financial authorities around the world have commented on a transition to the risk-free rate as the benchmark interest rate to improve reliability and transparency. In addition, in July 2017, the Chief Executive of the Financial Conduct Authority of the United Kingdom (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to present rates for the calculation of the LIBOR benchmark after 2021. Later in March 2021, ICE Benchmark Administration Limited (“IBA”), the administrator of LIBOR, announced that it will cease the publication of JPY, GBP, EUR, CHF LIBOR and certain USD LIBOR settings immediately after the end of 2021 and cease the publication of the remaining USD LIBOR settings immediately after the end of June 2023. FCA thus announced the formal cessation and loss of representativeness of LIBOR.
We have established a special division tasked to prepare us for the cessation of publication of LIBOR and the shift to a successor interest rate benchmark. However, issues such as the transition of a particular benchmark to a replacement rate could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. As a result, the transition could, for example, cause hedging accounting items to be derecognized and increase litigation risks regarding our existing products and services, which could adversely impact our profitability. There can be no assurance that a change in the benchmark interest rate and related valuation methods will not have a material adverse effect on our financial condition and results of operations. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.
Our reputation could be adversely affected if our business operations are perceived as being harmful to the environment and society.
As concerns regarding environmental and social issues such as climate change have heightened in recent years, we believe that our stakeholders as well as the society at large expect that we, as a financial services provider, give increasing consideration to such issues. While we are strengthening our efforts to reduce environmental and social risks, including establishing comprehensive policies for, among others, engaging with specific sectors that are likely to exacerbate negative impacts on the environment and society or engagement across multiple sectors, the expectations placed upon us and companies which we invest in or extend loans to continue to heighten day by day. Our reputation may be harmed and credit-related costs could rise if our or such companies’ efforts fall short of such expectations. As a result, our business, financial condition and results of operations could be materially and adversely affected.
Climate change could have an adverse effect on us.
Following the adoption of the Paris Agreement in 2015, measures to reduce greenhouse gases that are seen as the cause of climate change have been accelerating globally, and the importance of addressing climate change risks, among various environmental and social issues, has been increasing.
We believe climate change is a threat to our environment, society, daily lives and the activities of companies, and view it as one of the most important global issues which may affect the stability of financial markets. Climate change risks include transition risks caused by changes in a wide range of policies, laws and regulations, technologies and markets due to moving to a low carbon economy. Typical examples of such transition risks include mid-
to long-term credit-related cost increases for business sectors that emit more greenhouse gases. We may also suffer a deterioration of our reputation due to our financing of businesses that, for example, handle fossil fuels such as coal-fired power generation businesses. Climate change risks may also include physical risks, such as direct damages to assets, or indirect effects, such as the severance of supply chains. Examples of potential risks in the near term include increases in credit-related costs due to deterioration in the business performance of our customers as a result of stagnation in their businesses or decreases in the value of collateral assets caused by changes in climate and the effects thereof. Examples of potential long-term risks include increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases, heatstroke or other related ailments.
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
We offer comprehensive financial services globally, centered on banking, trust banking and securities, and are subject to intense competition both domestically and internationally with large financial institutions, non-bank
financial institutions and others. In addition, as a result of technological advances called “FinTech,” an increasing number of companies have recently been crossing industry lines and entering the field of finance, and it is possible that the competitive environment surrounding us may further intensify. Moreover, due to the reforms to financial regulations made to date, it may become difficult to differentiate strategies between us and our competitors, resulting in the intensification of competition in specific businesses.
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
Our headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes and typhoons as well as from acts of terrorism and other criminal acts. In addition, our business could be materially disrupted as a result of an epidemic outbreak. Our business, financial condition and results of operations could be adversely affected if our recovery efforts, including our implementation of contingency plans that we have developed such as establishing back-up
offices, are not effective in preventing significant disruptions to our business operations caused by such natural disasters and criminal acts. For example, massive natural disasters such as the March 2011 Great East Japan Earthquake may have various adverse effects, including a deterioration in economic conditions, declines in the business performance of many of our corporate customers and declines in stock prices. As a result, our financial condition and results of operations could be materially and adversely affected due to an increase in the amount of problem loans and credit-related costs as well as an increase in unrealized losses on, or losses from sales of, equity securities and financial products.
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
In May 2003, we initiated a project to promote early corporate revitalization of customers in need of revitalization or restructuring and to separate the oversight of restructuring borrowers from the normal credit origination function. In July 2003, our three principal banking subsidiaries, the former Mizuho Corporate Bank, the former Mizuho Bank and Mizuho Trust & Banking each transferred loans, equity securities and other claims outstanding relating to approximately 950 companies to new subsidiaries that they formed. In October 2005, based on the significant reduction in the balance of nonaccrual loans held by these new subsidiaries, which we call the “revitalization subsidiaries,” we deemed the corporate revitalization project to be complete, and each of the revitalization subsidiaries was merged into its respective banking subsidiary parent.
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
In March 2017, we, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited as a subsidiary of Resona Holdings, Inc. and The
Dai-ichi
Life Insurance Company, Limited as a subsidiary of
Dai-ichi
Life Holdings, Inc. executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Japan Trustee Services Bank, Ltd. (“JTSB”) and Trust & Custody Services Bank, Ltd. (“TCSB”), which was a consolidated subsidiary of Mizuho Financial Group. In October 2018, TCSB and JTSB incorporated JTC Holdings, Ltd. (“JTC Holdings”) by joint share transfer. After the joint share transfer, TCSB and JTSB became wholly-owned subsidiaries of JTC Holdings, and JTC Holdings, TCSB and JTSB became equity-method affiliates of Mizuho Financial Group. In July 2020, JTC Holdings and TCSB merged with JTSB as the surviving entity, which changed its trade name to Custody Bank of Japan, Ltd. The purpose of the integration is to contribute to further growth in the domestic securities settlement market and domestic investment chain by realizing more stable and higher quality operations and strengthening its system development capabilities by seeking the benefits of scale.
In May 2020, we decided to integrate three consolidated subsidiaries of Mizuho Financial Group, Mizuho Information & Research Institute, Inc. (“MHIR”), Mizuho Research Institute Ltd. (“MHRI”) and Mizuho Trust Systems Company, Limited (“MHTS”) with MHIR as the surviving entity. Based on this decision, MHIR and MHTS executed a merger agreement with MHIR as the surviving entity in November 2020, and the two entities merged in January 2021. In February 2021, MHIR and MHRI executed a merger agreement, and the two entities were integrated and became a new company, Mizuho Research & Technologies Corporation (“MHRT”), in April

2021. The purpose of the integration is to significantly improve the ability of the Mizuho group to provide “New value beyond the conventional boundaries of finance” by organically combining and amalgamating each company’s research, consulting, and IT development capabilities.
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
We are working to fulfill objectives set in our medium-term business plan spanning a five-year period starting from the fiscal year ended March 31, 2020, which is titled
“5-Year
Business Plan: Transitioning to the Next Generation of Financial Services.” During the fiscal year ended March 31, 2021, the global spread of
COVID-19
has led to significant and rapid changes in people’s lifestyles as well as in the state of the economy and society as a whole. The business environment of our group has also changed significantly. In light of the foregoing, we have been fortifying our preparations for the potential risks related to adverse changes to our business environment so that we may continue to fulfill our role of providing funding and other financial services. Moreover, we have worked to further strengthen our relationships with customers. Through such measures and the strengthening of our business foundations with a view to the post-COVID-19
world and further pursuit of structural reforms, we have strived to accelerate our “Transitioning to the Next Generation of Financial Services.”
With respect to our business structure reforms, we have worked to fully draw on our strengths that we have cultivated thus far and go beyond the conventional boundaries of finance in order to provide optimal services and solutions. For more information on initiatives that we have taken in the fiscal year ended March 31, 2021, see “—Group Operations—Group Management Structure.”
With respect to our finance structure reforms, we have worked to reallocate corporate resources and strengthen our stable revenue base to enable us to pursue the transformation of our business portfolio to further enhance efficiency and our ability to capture stable revenue streams. While allowing for a temporary increase in risk assets due to our provision of financing to customers negatively affected by
COVID-19,
we have strived to conduct our business from the viewpoint of maintaining capital resilience through measures such as the dedicated pursuit of credit risk management. In addition, through the further promotion of structural reforms that takes into account the changing business environment and workstyles due to
COVID-19,
we have endeavored to improve our cost structure and strengthen our revenue base.
In terms of corporate foundations reforms, by restructuring our subsidiaries and integrating their business functions of research, consulting and IT system development, we established Mizuho Research & Technologies, Ltd. on April 1, 2021 as a core group company that supports non-financing
business areas. Meanwhile, we have also been implementing various measures in connection with new human resources strategies and promoting new workstyles for our employees.

In addition to the above-mentioned initiatives, we have proceeded with initiatives such as the creation of new business opportunities and the expansion of solution domains through the use of digital technology and open collaboration with third parties, including those in other industries.
We actively promote sustainability throughout the group, under the concept: “Mizuho’s sustainable and steady growth, the conservation of the environment and the sustainable development and prosperity of the economy, industry, and society both in Japan and around the world.” Sustainability has become one of the key issues on our management agenda that is discussed at the Executive Management Committee, Risk Committee and by the Board of Directors, and we have been striving to strengthen our engagement in these issues. Specifically, we have improved measures to promote sustainable business for the group as a whole and set long-term objectives, including for sustainable finance, to capture business opportunities. From the perspective of risk management, we have strengthened our risk management framework to better monitor and manage environmental and social risks stemming from issues such as climate change.
Moreover, we have been working to improve communications with various stakeholders and enhance information disclosure. New disclosures include the TCFD Report, ESG Databook, SASB Index and our responses to the Principles for Responsible Banking.
Investigations into Incidents of System Failure and Measures to Prevent Further Incidents
In response to the system failures at our subsidiary, Mizuho Bank, that occurred several times from February to March 2021, and in consideration of the suggestions made by our System Failure Special Investigative Committee in June 2021, we will make a concerted effort to enhance the Multi-layered Capabilities for Failure Response through strengthening the functions of “System” and “Customer Response and Crisis Management” as well as promoting cross-departmental coordination in a flexible manner. By aiming to realize the Multi-layered Capabilities for Failure Response and by resolving the fundamental issues for the Mizuho group as a whole that underlie the issues relating to functions of “System” and “Customer Response and Crisis Management,” we will strive to achieve sustainable growth for both the organization and its individual constituents.
To ensure effective implementation of the above measures, we will establish a System Failure Improvement Promotion Committee at Mizuho Financial Group and Mizuho Bank, chaired by the President & Group CEO and the President & CEO of Mizuho Bank, respectively. In addition, our System Failure Response Evaluation Committee, comprised of external directors only, will supervise the implementation of preventive measures and monitor the issue going forward. Moreover, we will establish another evaluation committee at Mizuho Bank. Such committee will be composed of both external and internal directors and will oversee implementation status of the preventive measures.
We aim to heighten our awareness regarding the social role and public responsibility inherent in a financial group. We also strive to conduct our business with a customer-focused mindset and stable business operations in order to support our customers and society. We are determined to prevent similar incidents from occurring in the future and take this incident as an opportunity to further enhance the resilience of our organization.
Implementing the
5-Year
Business Plan
In the
5-Year
Business Plan, we are aiming to transition to the next generation of financial services by building new forms of partnerships with our customers so that we can respond to their needs as the times change. Our objective is to build a stronger and more resilient financial group on which our customers can depend in the coming era. In addition to megatrends such as digitalization, an aging society with a low birthrate in Japan and globalization, and the global spread of
COVID-19
has challenged people’s lifestyles, the state of the economy and societies to change greatly and at a rapid speed. In order to be a company that provides new value that goes beyond the conventional boundaries of finance in the coming era, we aim to steadily implement three forward-looking structural reforms.

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
Sustainability initiatives
Based on the Basic Policy on Sustainability Initiatives, we will make a concerted effort as a whole to promote our sustainability initiatives to improve the corporate value and contribute to a more sustainable society.
Specifically, we have designated key sustainability projects to be implemented throughout the Mizuho group with efforts from different work unit levels ranging from internal companies, units and the group as a whole. The key projects were determined by assessing their significance and compatibility with our strategy and mid-
to long-term influence on our corporate value, taking into account requests and expectations from stakeholders.
Regarding climate change, one of the most important global challenges, we amended our Environmental Policies in April 2021, which clarified our contribution to achieving a low-carbon
society by 2050 and phased transformation of our portfolio to align with the targets of the Paris Agreement. Discussions regarding the specific pathways to achieving the goals are ongoing.
Meanwhile, we will continue to enhance our information disclosure system in recognition of the importance of dialogue with various stakeholders to ensure that our sustainability measures align with expectations from society.
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
In addition, in an effort to increase customer convenience, we have enhanced the efficiency of our branch network and ATM network throughout Japan. As part of the effort, we pushed for the banking, trust and securities services to be provided at the same location, including by setting up Mizuho Securities’ “Planet Booths” and Mizuho Trust & Banking’s “Trust Lounges” in the branches and offices of Mizuho Bank.
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
In the fiscal year ended March 31, 2021, we expanded our businesses, including forming a strategic alliance with Softbank Corp. to develop the next-generation of financial services tailored to new lifestyles.
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
Corporate & Institutional Company
The Corporate & Institutional Company is responsible for customer segments consisting of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet their needs, both financial or non-financial.
For large corporate customers, based on our solid customer relationships and utilizing our global industry knowledge, we offer group-wide financial solutions such as fund management, underwriting of equity and bonds, M&A advisory and risk hedging products, etc., on a global basis to meet their needs in fund-raising, investment, management and financial strategies.
Mizuho Bank and Mizuho Securities have introduced the
dual-hat
structure in Japan. Through the inter-sectoral group collaboration, they provide our customers with solutions tailored to their capital management, business strategy and financial strategy.
Mizuho Bank and Mizuho Trust & Banking together provide solutions related to real estate, where we have a leading track record in the industry in Japan. They also work together in the areas of pension, asset securitization, securities management, stock transfer agent, consulting, etc., in response to our customers’ diversified needs.
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
The environment that our customers are facing is changing rapidly due to such factors as the progress of industry transformation and the society’s heightened interest in sustainability. Under such circumstances, we strive to become the most reliable wholesale bank as well as a value co-creation
partner for our customers in order to help them achieve sustainable growth by not only providing financing, but also coordinating group-wide resources and setting up different sales frameworks for different industry sectors, and providing solutions with in-depth
industry- and product-specific knowledge.
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
In addition, through our Global 300 Strategy, which involves focusing on a group of approximately 300 blue-chip non-Japanese
companies, we are expanding business with
non-Japanese
corporate customers. We aim to provide LCM/DCM financing and financial solutions to global companies developing business in Asia, by utilizing our high presence in the U.S. capital markets and network in Asian economic regions that have been growing rapidly.
Meanwhile, we are enhancing our channels with customers in order to strengthen the framework to support their business outside Japan. We are forming business alliances with local financial institutions and government-affiliated institutions to provide up-to-date
local information to our customers. We are also enhancing our service framework to address the diverse business needs of customers. We will aim to build long-term relationships with customers by utilizing business, financial and ESG consulting and our close relationships with the top management of corporate customers based on our know-how
and insight regarding each country and industry sector.
In anticipation of future growth constraints, such as the phased implementation of Basel regulations and our foreign currency funding capabilities, we will continue our initiatives such as raise of our profit capabilities by strengthening current business bases and diversifying product lineup, reform of cost structure and adjustment of our business portfolio through selection and concentration.
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

With respect to the sales and trading business, we have improved the profitability of the integrated banking and securities functions, which were led by our branches in the United States and Europe. Meanwhile, we have been seizing opportunities in the domestic market, including those related to currency fluctuations and stock price increases, to increase profits.
We will accelerate the integration of banking and securities functions in Japan and Asia. We aim to further enhance our presence by providing solutions more effectively and improving our trading capabilities through consolidating global risks and setting up electronic trading platforms to meet our customers’ diversified needs.
With respect to our ALM and investment business, in the face of significant changes in the market environment, through utilizing methodologies including our advanced early warning control and hedging methodologies, we adjust our asset allocation with flexibility to increase realized profits and accumulate unrealized profits. Through flexible balance sheet management and stable fund raising that take into account changes in the foreign currency deposit-loan ratio, we are supporting our customer’s global businesses. We strive for stable and efficient operations on a global basis to contribute to the well-being of the overall business performance of the Mizuho group.
Moreover, we are promoting sustainability in various functions of sales and trading, investment and fund raising businesses.
In addition, we have been working on maintaining and strengthening our competitiveness by enhancing our infrastructure, including next generation trading rooms in anticipation of technological progress and our market system based on strategic management resources allocation and reducing costs, and further strengthening digital literacy of personnel for market business and developing personnel with highly specialized knowledge.
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
Global Products Unit
The Global Products Unit is in charge of providing investment banking and transaction solution services to customers in a wide range of segments, including individual customers, corporate clients and investors. We aim to respond to customer needs that are becoming sophisticated and diverse by drawing on our high level of expertise in each area, including M&A, real estate, project finance, domestic and foreign payments, asset management and stock transfer agency.
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
As uncertainty persists in the global economy’s recovery, we will strive to capture the changes in the environment in a timely manner to provide the best support in order for our customers to reform business structures and increase corporate value.

Furthermore, we will closely collaborate with offices in Japan and around the world to respond with flexibility on a global basis to a diverse range of needs of our customers, especially for cash management, settlements and other transaction banking services, as well as services in the area of project finance. In addition, we are working to provide solutions from a long-term perspective by capturing market trends in various business areas such as sustainability issues and enhancement of payment services in light of digitalization.
Research & Consulting Unit
The Research & Consulting Unit offers a wide variety of solutions with research functions that provide deep analysis, spanning from industrial to macroeconomic analysis and consulting functions that cover many fields, including business strategy.
In the research field, we conduct deep investigations and wide-ranging analyses from macro-economics to industry and corporation trends, and link research and business origination function.
In the consulting field, we also offer a wide range of functions to help solve various issues that companies face, including those regarding management /HR planning/IT strategy and creation of new businesses, as well as social issues within the public sector, including the environment, energy, infrastructure and health care by utilizing financial engineering and digital knowledge.
COVID-19
has been a trigger to a new set of values and behavioral patterns, as well as the acceleration of digitalization. In addition, sustainability has become a growing trend in which corporations become more active in contributing to a carbon-free and recycling-based society. By taking initiatives such as enhancing the sophistication of research and expansion of consultation, we will intend to further contribute to creating new value for our customers and society by utilizing our industry, economic and social expertise, including those in relation to sustainability and digitalization, and by becoming the starting point of value chains of our value creation.
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

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies, leasing companies and other non-bank finance companies.

•	Asset management companies.

•	Other financial service providers, such as those utilize “FinTech.”

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading local banks in those financial markets outside Japan in which we conduct business.
Japanese Banking and Securities Industry
Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of June 19, 2021): (i) ordinary banks, of which there were 121, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 13, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.
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
Based on information published by the Financial Services Agency, available as of June 19, 2021, there were 55 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.
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
In recent years, as a result of technological advances in the digital field called “FinTech,” entry from different industries into areas considered to be the inherent business of financial institutions such as settlement services has been increasing.
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
Under the Banking Act, the Prime Minister’s authority over banks and bank holding companies in Japan extends to various areas, including granting and cancellation of licenses, ordering the suspension of business in whole or in part and requiring submission of business reports or materials. Under the prompt corrective action system, the Financial Services Agency, acting on behalf of the Prime Minister, may take corrective action in the case of failure to meet the minimum capital adequacy ratio or the minimum leverage ratio of banks, bank holding companies, their subsidiaries and companies having special relationships prescribed by the cabinet order. See “Capital Adequacy” below. These actions include requiring a financial institution to formulate and implement reform measures, requiring it to reduce assets or take other specific actions and issuing an order to suspend all or part of its business operations.
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

Furthermore, under the Japanese TLAC regulations introduced in March 2019, the Financial Services Agency, acting on behalf of the Prime Minister, may order the bank holding company of a G-SIB in Japan designated as the domestic resolution entity of such G-SIB to submit reports related to improvement of TLAC or may issue a business improvement order to such domestic resolution entity if the external TLAC ratio of the domestic resolution entity or the internal TLAC of its material subsidiaries in Japan fall below the minimum requirements. See “Total Loss Absorbing Capacity” below.
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
The inspection of banks had been performed pursuant to a Financial Inspection Manual published by the Financial Services Agency, but on December 15, 2017 the Financial Services Agency announced a plan to repeal the Financial Inspection Manual after April 1, 2019 and establish a new framework for bank supervision. In order to upgrade the quality of its supervisory activities, strengthen Japan’s financial infrastructure, and to enable the Japanese economy to realize its full potential, the Financial Services Agency embarked on the review of the supervisory approaches. The Financial Services Agency announced the “JFSA’s supervisory approaches — Replacing checklists with engagement” in June 2018, and is committed to continuous improvement of the supervisory approaches through dialogue with financial institutions, etc. by using theme-specific reports, etc. Based on this, the Financial Services Agency repealed the Financial Inspection Manual, including the appendix that was referred to for self-assessment and determining the write-off
and allowance.
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
In March 2021, the Financial Services Agency and the Bank of Japan released the “Initiatives for strengthening the cooperation between the Financial Services Agency and the Bank of Japan,” which aims to increase efficiency and reduce the burden on financial institutions without compromising the comprehensiveness of the regulation. To achieve this, the two institutions would strengthen cooperation among their regulation schemes including the inspections and supervision by the Financial Services Agency, as well as the on-site
inspections and
off-site
monitoring conducted by the Bank of Japan.
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
The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate from April 2021, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, is 0.031%.
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
Recovery and Resolution Plan
In November 2020, the Financial Stability Board published the latest list of
G-SIBs.
The list is annually updated by the Financial Stability Board in each November, and the list as of November 2020 continues to include us. A recovery and resolution plan must be put in place for each
G-SIB
and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Major Banks, etc., as part of crisis management, financial institutions identified as
G-SIBs
must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each
G-SIB.
Capital Injection by the Government
The Strengthening Financial Functions Act (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Act No. 128 of 2004) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, certain amendments to the Strengthening Financial Functions Act took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and bank holding companies and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aim to promote not only the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized
enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in June 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. In 2016, the law was further amended to extend the period for application to March 31, 2022. Furthermore, in order to strengthen business bases of financial institutions by addressing the effects resulting from
COVID-19
and preventive measures against the coronavirus pandemic, the law was amended in June 2020 to extend the period for application to March 31, 2026 and special exceptions were established for financial institutions that need to improve their capital adequacy due to the adverse effects of
COVID-19.
None of the financial institutions within the Mizuho group are subject to such special exceptions. In May 2021, certain amendments to the Strengthening Financial Functions Act were promulgated, and will become effective by July 2021, which, in order to sustain the financial functions for the revitalization of local economies in regions where the population is decreasing, etc., will establish a grant scheme to support financial institutions that aim to drastically strengthen their business foundation by mergers and other business integration. Application for the grant is open until March 31, 2026.
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
The Anti-Monopoly Act (Shiteki Dokusen no Kinshi oyobi Kousei Torihiki no Kakuho ni kansuru Houritsu) (Act No. 54 of 1947, as amended) prohibits a bank from holding more than 5% of another company’s voting rights. This does not apply to a bank holding company, although the bank holding company is subject to general shareholding restrictions under the Anti-Monopoly Act. The Banking Act does, however, in principle, prohibit a bank holding company and its subsidiaries, on an aggregate basis, from holding more than 15% (in contrast to 5% in the case of a bank and its subsidiaries) of the voting rights of certain types of companies not permitted to become subsidiaries of bank holding companies. Despite the foregoing shareholding restrictions, under the amendments to the Banking Act, which became effective from April 2017, bank holding companies and banks, with prior approval of the Prime Minister, can acquire and own voting rights of companies whose businesses contribute or are expected to contribute to the increased sophistication of the banking business or the enhancement of customer convenience by utilizing information and communication technology (“advanced banking service company”) that exceed the threshold of the voting rights described above. In May 2021, certain amendments to the Banking Act were promulgated, and will become effective by November 2021, under which the businesses that contribute to the support and creation of sustainable societies, including revitalization of local economies, are added to the businesses of the advanced banking service company, and the standards for the permission applicable to certain sector businesses are expected to be relaxed.
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
Certain amendments to the Financial Instruments and Exchange Act and the Banking Act, which came into effect in June, 2009, revamped the firewall regulations regarding the holding of concurrent offices or posts among banks, securities firms and insurance firms and required banks, securities firms and insurance firms to establish systems for managing conflicts of interest in order to protect customers’ interests and expanded the types of business services that banks and certain other financial firms can provide. In March 2021, the draft amendments to the Cabinet Office Ordinance under the Financial Instruments and Exchange Act were published, which would relax the firewall regulations to allow non-public
information, etc. of foreign company customers to be shared within a financial group.
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
Share Purchase Program
The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act Concerning Restriction on Shareholdings by Banks. The Banks’ Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial
institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2022. The Banks’ Shareholdings Purchase Corporation purchased ¥1,640.8 billion of shares during the period from March 12, 2009 through March 31, 2021. The Banks’ Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2032, the end of the duration of the Banks’ Shareholdings Purchase Corporation, by taking into consideration the effects on the stock market. In May 2021, certain amendments to the Act Concerning Restriction on Shareholdings by Banks were promulgated, and will become effective by November 2021, under which the abovementioned ends of the purchase period and the duration of the Banks’ Shareholdings Purchase Corporation will be extended to March 31, 2026 and March 31, 2036, respectively.
The Bank of Japan also purchased ¥387.8 billion of shares held by banks and other financial institutions during the period from February 23, 2009 through April 30, 2010. The Bank of Japan will dispose of the purchased shares between April 2016 and March 31, 2026, by taking into consideration the effects on the stock market.
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
In March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), announced a deferral of the implementation date of the finalized Basel III reform by one year to increase operational capacity of banks and supervisors to respond to
COVID-19.
As a result, it will mainly take effect from January 1, 2023, and the revisions to the capital floor will be phased in from January 1, 2023, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2028. Following such announcement, the Financial Services Agency announced on March 30, 2020 that the Basel III finalization framework is scheduled to be implemented in Japan from March 2023. Furthermore, it published its draft regulatory policy directions for the implementation of the Basel III finalization framework in Japan on December 24, 2020 and the draft amendments to the regulatory notices regarding operational risk under the Basel III finalization framework on March 31, 2021.

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
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19,
the Financial Services Agency published amendments to the leverage ratio regulations which introduced the temporary measure to exclude amounts of deposits to the Bank of Japan from calculation of the leverage ratio from June 30, 2020 to March 31, 2021. In March 2021, the implementation period of this temporary measure was extended for one year until March 31, 2022.
For further information regarding the leverage ratio, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”
Liquidity
There are two minimum standards for funding liquidity: LCR and NSFR (each as defined below).
The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows it could encounter under an acute short-term stress scenario. The GHOS agreed on a revised LCR standard on January 6, 2013, and the BCBS issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015. Under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of HQLA by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The BCBS issued final requirements for LCR-related disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from

June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.
The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance
sheet commitments, over a
one-year
horizon. The BCBS finalized the NSFR framework in October 2014. The Financial Services Agency has postponed the introduction of the NSFR as a minimum standard in Japan in light of the implementation status in other countries, but in March 2021, it published the amendments to the regulatory notices and guidelines pertaining to liquidity ratio requirements under which the NSFR will be introduced in Japan with effect from September 30, 2021. Under the NSFR guidelines, NSFR is defined as the ratio obtained by dividing the sum of the amounts of available stable funding by the amount of required stable funding, each as defined in and calculated pursuant to such guidelines. The minimum NSFR under the NSFR guidelines is 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The BCBS issued final requirements for NSFR-related disclosures on June 22, 2015, and the NSFR disclosure guidelines of the Financial Services Agency, which reflect such requirements, will be applied to banks and bank holding companies with international operations from September 30, 2021. The NSFR disclosure guidelines require such banks and bank holding companies to disclose their NSFR in common templates starting from September 30, 2021.
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
Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is being phased in for (i) Japanese
G-SIBs
beginning March 31, 2019, and (ii) a financial group designated as a
D-SIB
by the Financial Services Agency which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with Japanese
G-SIBs,
the “Covered SIBs”) beginning March 31, 2021. According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for the Covered SIBs is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency requires the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency to (i) meet the minimum external TLAC requirements, and (ii) cause their material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the resolution entity in Japan for our group, which is subject to the external TLAC requirements in Japan, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan which are subject to Japan’s internal TLAC requirements. In addition, under the Japanese TLAC regulations,
G-SIBs
are required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets from March 31, 2019 and at least 18% from March 31, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from March 31, 2019, and at least 6.75% from March 31, 2022. Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019, and 3.5% of their consolidated risk-weighted assets from March 31, 2022, as their external TLAC.
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
In February 2018, the Financial Services Agency issued “Guidelines for Anti-Money Laundering and Combating the Financing of Terrorism” to clarify the basic stance on risk management practices against money laundering and terrorists financing in order to encourage financial institutions to improve their regimes to effectively prevent money laundering and terrorists financing. The guidelines were partially revised on April 10, 2019 and February 19, 2021, intending to further enhance financial institutions’ risk management for anti-money laundering and combating the financing of terrorism.
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
United States
As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s New York, Chicago, Los Angeles and 1251 Building (New York) branches and Houston, Atlanta, Dallas, San Francisco and Washington, D.C. representative offices. We also own one bank in the United States, Mizuho Bank (USA), which is engaged primarily in the banking services, trust services and custody business, and Mizuho Securities USA LLC, a U.S. broker dealer engaged in the securities business.

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
On May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”) was signed into law. Among other regulatory changes, the EGRRCPA raised the asset threshold for automatic application of enhanced prudential standards to banking organizations under the Dodd-Frank Act from $50 billion in total consolidated assets to $250 billion (which statutory threshold, in the case of foreign banking organizations (“FBOs”) is measured on the basis of total global consolidated assets). The EGRRCPA exempted banking organizations with total consolidated assets of less than $100 billion from these enhanced prudential standards effective immediately upon enactment of the bill, but granted the Federal Reserve the discretionary authority, after the asset threshold increase became effective, to apply any enhanced prudential standards to any banking organization with between $100 billion and $250 billion in total consolidated assets that would otherwise be exempt under the legislation.
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
Under Section 13 of the Bank Holding Company Act, as amended by the EGRRCPA, also known as the “Volcker Rule,” any insured depository institution (subject to certain exceptions including for depository institutions that do not have, and are not controlled by a company that has, more than $10 billion in total consolidated assets and significant trading assets and liabilities), any company that controls such an institution, any
non-U.S.
bank with branches in the United States, such as Mizuho Bank, and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. In July 2019, U.S. federal regulatory agencies adopted amendments to the Volcker Rule regulations to implement the Volcker Rule amendments included in the EGRRCPA, and also in 2019 such U.S. federal regulatory agencies adopted certain targeted amendments to the Volcker Rule regulations to simplify and tailor certain compliance requirements relating to the Volcker Rule. In June 2020, U.S. federal regulatory agencies adopted additional revisions to the Volcker Rule’s restrictions on banking entities sponsoring and investing in certain covered hedge funds and private equity funds, including by proposing new exemptions allowing banking entities to sponsor and invest without limit in credit funds, venture capital funds, customer facilitation funds and family wealth management vehicles (the “Covered Fund Amendments”). The Covered Fund Amendments also loosen certain other restrictions on extraterritorial fund activities and direct parallel or co-investments
made alongside covered funds.
The current regulatory environment in the United States may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. For example, on May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”) was signed into law.

Among other regulatory changes, the EGRRCPA amends various sections of the Dodd-Frank Act, including by modifying the Volcker Rule to exempt depository institutions that do not have, and are not controlled by a company that has, more than $10 billion in total consolidated assets or significant trading assets and liabilities, and by raising the threshold for automatic application of enhanced prudential standards to FBOs under the Dodd-Frank Act. In addition, the current regulatory environment in the United States may be impacted by changes in U.S. executive administration or Congressional leadership. The scope of any additional future legislation or regulatory developments is not possible to determine at this time, and we cannot predict what impact, if any, such future legislative or regulatory developments will have on us if and when such legislation or regulations is enacted or adopted, as applicable.
Cybersecurity and privacy developments in Europe and the U.S.
The European Union General Data Protection Regulation (“GDPR”) replaced the existing E.U. Data Protection Directive and, as a regulation, took effect in all EU member states from May 25, 2018. Although a number of the existing principles for the protection of personal data remains, the GDPR is designed to harmonize data privacy laws across Europe and reshape the way organizations approach data privacy. The GDPR introduced new obligations and expanded its territorial reach. It applies to all organizations processing or holding personal data of EU ‘data subjects’ (regardless of the organization’s location) as well as to organizations outside the EU that offer goods or services in the EU, or that monitor the behavior of EU data subjects. Personal data is information that can be used to identify a natural person, including a name, a photo, an email address, or a computer IP address. Compliance with the GDPR requires companies to analyze and evaluate how they handle data in the ordinary course of their business, from processes to technology. It imposes a prescriptive approach to compliance requiring organizations to demonstrate and record compliance and to provide much more detailed information to data subjects regarding processing. EU data subjects need to be given full disclosure about how their personal data is used and stored. In that connection, consent must be explicit and companies must be in a position to delete information from their global systems permanently if consent were withdrawn. Financial regulators and data protection authorities throughout the EU have significantly increased audit and investigatory powers under GDPR to probe how personal data is being used and processed. Penalties for non-compliance
are material. Serious breaches of GDPR may result in antitrust-like fines on companies of up to the greater of €20 million or 4% of global group turnover in the preceding year, regulatory action and reputational risk.
In the United States, federal and state regulators, including the Financial Industry Regulatory Authority (“FINRA”) and the NYDFS, have increasingly focused on cybersecurity risks and responses for regulated entities. For example, on March 1, 2017, the revised NYDFS cybersecurity regulation became effective. The regulation applies to any person licensed or chartered by the NYDFS, including New York state-chartered banks and NYDFS-licensed branches of
non-U.S.
banks such as Mizuho Bank (USA) and the New York branch of Mizuho Bank, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion,” including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public
information. Each covered entity must monitor its systems and networks and notify the superintendent of the NYDFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the covered entity has been required to file an annual certification confirming compliance with the NYDFS regulations since February 15, 2018. Similarly, FINRA has identified cybersecurity as a significant risk and assesses firms’ programs to mitigate those risks.
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
No branches of Mizuho Bank were involved in any of these activities in the fiscal year ended March 31, 2021.
Activities through correspondent banking accounts
In the fiscal year ended March 31, 2021, Mizuho Bank continued to maintain accounts for Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, but conducted no funds transfers through these accounts or through other correspondent banking accounts on behalf of such Iranian banks. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Mizuho Bank will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.
Other Jurisdictions
Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure
The following diagram shows our basic corporate structure as of March 31, 2021:

Notes:
(1)	Mizuho Information & Research Institute, and Mizuho Research Institute merged as of April 1, 2021, and changed the trade name of the merged entity to “Mizuho Research & Technologies, Ltd.”
(2)	Custody Bank of Japan, in which we have a 27.0% equity interest, is an equity-method affiliate of ours.
(3)	MI Digital Services, in which we have a 35.0% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2021:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	95.8%	95.8%
Mizuho Research Institute Ltd	Japan	Research and consulting	100.0%	100.0%
Mizuho Information & Research Institute, Inc	Japan	Information technology	100.0%	100.0%
Asset Management One Co., Ltd.	Japan	Investment management	70.0%	51.0%
Mizuho Private Wealth Management Co., Ltd	Japan	Consulting	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
UC Card Co., Ltd.	Japan	Credit card	100.0%	100.0%
Mizuho Realty One Co., Ltd.	Japan	Holding company	100.0%	100.0%
Mizuho Business Service Co., Ltd.	Japan	Subcontracted operations	100.0%	100.0%
Mizuho Realty Co., Ltd.	Japan	Real estate agency	99.8%	95.1%
Defined Contribution Plan Services Co., Ltd	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
J.Score Co., Ltd.	Japan	Lending	50.0%	50.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho Americas LLC	USA	Holding company	100.0%	100.0%
Mizuho Bank (China), Ltd	China	Banking	100.0%	100.0%
Mizuho International plc	UK	Securities and banking	100.0%	100.0%
Mizuho Capital Markets LLC	USA	Derivatives	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA LLC	USA	Securities	100.0%	100.0%
Mizuho Bank Europe N.V.	Netherlands	Banking and securities	100.0%	100.0%
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	USA	Banking and trust	100.0%	100.0%
Mizuho Securities Europe GmbH	Germany	Securities	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

Note:
(1)	Mizuho Information & Research Institute, and Mizuho Research Institute merged as of April 1, 2021, and changed the trade name of the merged entity to “Mizuho Research & Technologies, Ltd.”

4.D. Property, Plant and Equipment
The following table shows the breakdown of our premises and equipment at cost as of March 31, 2020 and 2021:

	As of March 31,
	2020	2021
	(in millions of yen)
Land	¥557,943	¥569,337
Buildings	657,774	737,144
Equipment and furniture	442,302	414,201
Leasehold improvements	228,383	222,296
Construction in progress	73,164	23,441
Software	1,359,120	1,372,364

Total	3,318,686	3,338,783
Less: Accumulated depreciation and amortization	1,462,438	1,527,325

Premises and equipment—net	¥1,856,248	¥1,811,458

Our head office is located at
1-5-5
Otemachi,
Chiyoda-ku,
Tokyo, Japan. The headquarter building is leased from a third party.
The total area of land related to our material office and other properties as of March 31, 2021 was approximately 605,000 square meters for owned land and approximately 12,000 square meters for leased land.
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
Provision (Credit) for Credit Losses
Provision (credit) for credit losses is charged against (or credited to) income mainly to keep the allowance for credit losses on loans at a level that is appropriate to estimate the net amount expected to be collected from the financial asset, inclusive of loans. For a description of the approach and methodology used to establish the allowance for credit losses on loans, see “—Financial Condition—Allowance for Credit Losses on Loans.”
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
As to the recent economic environment, the global economy has continued to recover after falling sharply due to the worldwide spread of
COVID-19.
However, the spread of variants of
COVID-19
in some regions, including in Japan, has been recently inhibiting recovery.
In Japan, the economy recovered to an extent in the second calendar half of 2020, mainly through consumption and exports, after falling sharply due to the plummet caused by the restrictions on economic activities following the spread of
COVID-19.
However, the recent resurgence of
COVID-19
and related restrictions resulted in an economic decline for the first calendar quarter of 2021 and have been casting a shadow on the recovery. Although the rise in the rate of unemployment and the number of corporate bankruptcies have been restrained because of policy measures taken by the Japanese government and the Bank of Japan, the slump in service-related consumption has been a weight on the economic recovery.
In the United States, the rate of unemployment rose rapidly due to the spread of
COVID-19,
but the employment environment has been improving as economic activity has resumed. The Federal Open Market Committee (“FOMC”) has been supporting the economy by indicating that it will continue monetary easing and additional large-scale economic stimulus measures have been also expected to boost the economy. Furthermore, progress in the vaccination rollout and other efforts has slowed down the spread of new infections. However, the number of new infections still remains high and the future of the economy remains uncertain, including due to recent data indicating a potential rise in inflation.

In Europe, stringent lockdown measures caused a sharp contraction in consumption and production activities, but the economic downturn seems to have bottomed out with the resumption of economic activities. In addition, as negotiations for a free trade agreement between the United Kingdom and the European Union concluded, the negative impact of Brexit on the economy has been expected to be limited. However, as economic activity has remained stagnant due to the resurgence of
COVID-19
and the subsequent resumption of lockdowns, there have been concerns about the future of the economy.
In Asia, the Chinese economy has continued to recover led by infrastructure investment and also experienced a recovery in private demand with rising consumer spending led by improvements in employment and income. However, considering its ongoing conflicts with the United States, there has remained a high degree of uncertainty with respect to China’s trade and other issues.
In emerging countries, some countries have been experiencing additional pressure on their economies due to resurgence of
COVID-19.
Even in countries that have brought
COVID-19
under control, there has remained adverse economic impact on countries highly dependent on natural resources and tourism and countries that have little capacity for fiscal stimulus or high levels of public debt.
As for the future outlook of the global economy, it is expected to recover gradually, supported by the increasing availability of vaccines, monetary easing and fiscal stimulus measures by governments around the world. However, if vaccination rollout does not proceed as smoothly as expected, there are concerns that the constraints on economic activities will continue and demand will further shrink due to worsening employment and income. As for the Japanese economy, there is a possibility that the economic slump will continue for a long period, with a large cumulative negative impact.
Key indicators of Japanese economic conditions in recent periods include the following:

•
Japan’s real gross domestic product on a
year-on-year
basis increased by 0.2% in the fiscal year 2019 and decreased by 0.5% and 4.6% in the fiscal year ended March 31, 2020 and 2021, respectively. During the fiscal year ended March 31, 2021, the year-on-year
growth rates were minus 10.1%, minus 5.6%, minus 1.1%, and minus 1.6%, for the quarters ended June 30, September 30, December 31 and March 31, respectively. Japan’s core nationwide consumer price index increased by 0.8% and 0.6% in the fiscal years ended March 31, 2019 and 2020, respectively, and decreased by 0.4% in the fiscal year ended March 31, 2021.

•
In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate,” aiming that the observed consumer price index exceeds the price stability target of 2% and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balances in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of
10-year
Japanese government bonds will remain at around 0%.

In July 2018, the Bank of Japan decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates, and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control,” stating that the yield of 10 year Japanese government bonds could move upward and downward from around 0% to some extent mainly depending on developments in economic activity and prices. In October 2019, the Bank of Japan decided on a new forward guidance for policy rates, in respect of which, the Bank of Japan stated its expectation that short-term and long-term interest rates will remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.

In March 2020, in light of the impact of the spread of
COVID-19,
the Bank of Japan judged it appropriate to enhance monetary easing through (1) the further ample supply of funds by conducting various operations including purchases of Japanese government bonds and the U.S. dollar funds-supplying operations, (2) measures to facilitate corporate financing including the introduction of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) active purchases of exchange-traded funds and Japan real estate investment trusts.
Furthermore, in April 2020, the Bank of Japan judged it appropriate to enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, (2) strengthening of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) further active purchases of Japanese government bonds and treasury discount bills.

•
The yields on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, were minus 0.081%, 0.022% and 0.095% as of March 29, 2019, March 31, 2020 and March 31, 2021, respectively. The yield fluctuated between minus 0.038% and 0.162% during the fiscal year ended March 31, 2021. Thereafter, the yield decreased to 0.087% as of May 31, 2021.

•
According to Teikoku Databank, a Japanese research institution, there were 8,057 corporate bankruptcies in the fiscal year ended March 31, 2019, involving approximately ¥1.6 trillion in total liabilities, 8,480 corporate bankruptcies in the fiscal year ended March 31, 2020, involving approximately ¥1.2 trillion in total liabilities, and 7,314 corporate bankruptcies in the fiscal year ended March 31, 2021, involving approximately ¥1.2 trillion in total liabilities. The number of corporate bankruptcies showed a decrease from the previous fiscal year for the first time in two years. The amount of total liabilities for the fiscal year ended March 31, 2021 was slightly decreased by 0.1% from those for the previous fiscal year.

•
The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 1.2% to ¥21,205.81 during the fiscal year ended March 31, 2019, followed by a 10.8% decrease to ¥18,917.01 during the fiscal year ended March 31, 2020 and a 54.2% increase to ¥29,178.80 during the fiscal year ended March 31, 2021. Thereafter, the Nikkei Stock Average decreased to ¥28,860.08 as of May 31, 2021.

•
The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥110.75 to $1.00 as of March 29, 2019, ¥108.42 to $1.00 as of March 31, 2020 and ¥110.74 to $1.00 as of March 31, 2021. The rate fluctuated between ¥102.75 and ¥110.74 to $1.00 during the fiscal year ended March 31, 2021. Thereafter, the yen strengthened to ¥109.72 to $1.00 as of May 31, 2021.

•
According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan increased by 0.7% in the fiscal year ended March 31, 2019 and decreased by 7.3% and 8.1% in the fiscal years ended March 31, 2020 and 2021, respectively.

•
According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan increased by 0.6% and 0.8% in calendar years 2018 and 2019, respectively, and decreased by 0.4% in calendar year 2020.

Capital Improvements
All yen figures and percentages in this subsection are truncated.
We implemented disciplined capital management for the fiscal year ended March 31, 2021 by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

Strengthening of Stable Capital Base
In the fiscal year ended March 31, 2021, we strengthened our capital base mainly as a result of earning ¥471.0 billion of profit attributable to owners of parent (under Japanese GAAP).
With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2020, we redeemed ¥300.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued to qualified institutional investors in Japan by Mizuho Financial Group in July 2015. As for Tier 2 capital, in June 2020, we redeemed ¥10.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2015. In August 2020 and December 2020, we redeemed ¥10.0 billion and ¥10.0 billion of unsecured fixed-term subordinated bonds compliant to Basel II and subject to phase-out
arrangements under Basel III issued by Mizuho Bank in August 2005 and by Mizuho Trust and Banking in December 2005, respectively.
Meanwhile, as for new issuances of Additional Tier 1 capital, in July 2020 and December 2020, we issued ¥207.0 billion and ¥131.0 billion, respectively, of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. With respect to new issuances of Tier 2 capital, in June 2020 and October 2020, we issued ¥80.0 billion and ¥137.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through public offerings to wholesale and retail investors in Japan, respectively.
Our Common Equity Tier 1 capital ratio under Basel III was 11.65% and 11.63% as of March 31, 2020 and 2021, respectively.
Steady Returns to Shareholders
Annual cash dividends for the fiscal year ended March 31, 2021 were ¥75 per share of common stock (including interim dividend payments of ¥37.5 per share, which reflected the impact from the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares effective as of October 1, 2020), which was substantially the same amount as the previous fiscal year.
New Capital Management and Shareholder Return Policy
In response to the development of our capital accumulation, we changed our approach with regard to capital management and decided to pursue the optimum balance between capital adequacy, growth investment and enhancement of shareholder return. Our new shareholder return policy is progressive dividends being our principal approach while executing flexible and intermittent share buybacks. As for the dividends, we will decide them based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will determine them considering our business results and capital adequacy, our stock price and the opportunities for growth investment.
Business Trends
See “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Item 5. Operating and Financial Review and Prospects—Financial Condition.”

Others
Integration of three of our consolidated subsidiaries
In May 2020, we decided to integrate three consolidated subsidiaries of Mizuho Financial Group, Mizuho Information &Research Institute, Inc. (“MHIR”), Mizuho Research Institute Ltd. (“MHRI”) and Mizuho Trust Systems Company, Limited (“MHTS”) with MHIR as the surviving entity. Based on this decision, MHIR and MHTS executed a merger agreement with MHIR as the surviving entity in November 2020, and the two entities merged in January 2021. In February 2021, MHIR and MHRI executed a merger agreement, and the two entities were integrated and became a new company, Mizuho Research & Technologies Corporation (“MHRT”), in April 2021. The purpose of the integration is to significantly improve the ability of the Mizuho group to provide “New value beyond the conventional boundaries of finance” by organically combining and amalgamating each company’s research, consulting, and IT development capabilities.
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even though we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house
company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2019 was ¥1,419.8 billion, and we have reduced such amount by ¥252.1 billion as of March 31, 2021.
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
Allowance for Credit Losses
On April 1, 2020, we adopted ASC 326, “Financial Instruments—Credit Losses” (“ASC 326”). The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected lives and consider expected future changes in macroeconomic conditions.
We maintain an appropriate allowance for credit losses to represent management’s estimate of the expected credit losses in our financial assets measured at amortized cost and certain off-balance
sheet instruments. The management evaluates the appropriateness of the allowance for credit losses semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features.

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is consistent to what is used in our stress testing and is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, it could be possible to make adjustments to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed accordingly to reflect current economic conditions and our expectation of future conditions on a timely basis. For April 1, 2020 and March 31, 2021, we used the most recent macroeconomic scenario available during our credit loss estimation process.
In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default, whereby our management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of the
COVID-19
pandemic into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.
The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the development of qualitative adjustments as discussed above. Furthermore, information available at the time of the determination is limited, and it is not possible to eliminate uncertainty. Significant changes in any of the factors underlying our determination of the allowances could materially affect our financial condition and results of operations. For example, in response to the unexpected deterioration of future macroeconomic conditions and the consequent decline in internal risk rating, we may need to increase the allowances with additional charges to earnings. Additionally, changes in economic variables such as gross domestic product, unemployment rate and real estate prices which may not move in a correlated manner as variables may move in opposite directions or differ across portfolios or geography, so that improvement in one factor or input may offset deterioration in others.
See note 1 to our consolidated financial statements included elsewhere in this annual report for further information on our policies and methodologies used to determine the allowance for credit losses.

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
In estimating the discount rates, we look to interest rates on a portfolio of high-quality fixed-income government and corporate bonds. The durations of such bonds closely match those of the benefit obligations. Assumed discount rates are reevaluated at each measurement date.
The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.
For further information on our pension and other employee benefits, see note 20 to the consolidated financial statements included elsewhere in this annual report.

Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2020 and 2021. For the discussion on our operating results for the fiscal year ended March 31, 2019, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2019 and 2020, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020, filed with the SEC on July 2, 2020.
The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2020 and 2021:

	Fiscal years ended March 31,
	2020	2021
	(in billions of yen)
Interest and dividend income	¥2,150	¥1,457
Interest expense	1,271	468

Net interest income	879	989
Provision (credit) for credit losses	156	113

Net interest income after provision (credit) for credit losses	723	876
Noninterest income	1,308	2,041
Noninterest expenses	1,878	1,888

Income before income tax expense	153	1,029
Income tax expense	47	211

Net income	106	818
Less: Net income (loss) attributable to noncontrolling interests	(44)	236

Net income attributable to MHFG shareholders	¥150	¥582

The following is a discussion of major components of our net income attributable to MHFG shareholders for the fiscal years ended March 31, 2020 and 2021.

Net Interest Income
The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2020 and 2021:

	Fiscal years ended March 31,
	2020			2021
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥34,333	¥26	0.08%	¥35,177	¥29	0.08%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	9,322	27	0.30	10,132	4	0.04
Trading account assets	7,753	72	0.93	6,386	79	1.24
Investments	16,532	85	0.51	24,617	68	0.27
Loans	54,777	535	0.98	59,115	488	0.82

Total interest-earning assets	122,717	745	0.61	135,427	668	0.49

Deposits	87,143	90	0.10	92,761	26	0.03
Short-term borrowings (1)	10,918	63	0.58	15,087	25	0.17
Trading account liabilities	1,591	41	2.59	1,574	47	3.00
Long-term debt	9,631	198	2.05	9,892	175	1.77

Total interest-bearing liabilities	109,283	392	0.36	119,314	273	0.23

Net	13,434	353	0.25	16,113	395	0.26

Foreign:
Interest-bearing deposits in other banks	5,716	79	1.39	8,785	15	0.17
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	11,301	249	2.21	10,564	40	0.38
Trading account assets	8,859	150	1.69	13,243	158	1.19
Investments	4,096	81	1.98	4,164	45	1.07
Loans	28,827	846	2.94	32,355	531	1.64

Total interest-earning assets	58,799	1,405	2.39	69,111	789	1.14

Deposits	27,507	526	1.91	31,070	134	0.43
Short-term borrowings (1)	15,112	334	2.21	20,282	50	0.25
Trading account liabilities	1,009	12	1.16	794	6	0.70
Long-term debt	678	7	1.13	816	5	0.65

Total interest-bearing liabilities	44,306	879	1.98	52,962	195	0.37

Net	14,493	526	0.41	16,149	594	0.77

Total:
Total interest-earning assets	181,516	2,150	1.19	204,538	1,457	0.71
Total interest-bearing liabilities	153,589	1,271	0.83	172,276	468	0.27

Net	¥27,927	¥879	0.36	¥32,262	¥989	0.44

Note:
(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Interest and dividend income decreased by ¥693 billion, or 32.2%, from the previous fiscal year to ¥1,457 billion in the fiscal year ended March 31, 2021. Domestic interest and dividend income accounted for ¥668 billion of the total amount, a decrease of ¥77 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥789 billion, a decrease of ¥616 billion from the previous fiscal year.
Long-term interest rates continued to be in the vicinity of 0% under the Bank of Japan’s “Quantitative and Qualitative Monetary Easing with Yield Curve Control.” Short-term interest rates also continued to be in the vicinity of 0%. Under such circumstances, the average yield on domestic loans slightly decreased by 0.16 percentage points from the previous fiscal year to 0.82% in the fiscal year ended March 31, 2021, and the average rate on domestic deposits remained at a low level and slightly decreased by 0.07 percentage points from the previous fiscal year to 0.03% in the fiscal year ended March 31, 2021. The average yield on foreign loans decreased by 1.30 percentage points from the previous fiscal year to 1.64% in the fiscal year ended March 31, 2021, and the average rate on foreign deposits decreased by 1.48 percentage points from the previous fiscal year to 0.43% in the fiscal year ended March 31, 2021.
The decrease in domestic interest and dividend income was due mainly to a decrease in interest income from domestic loans. The decrease in interest income from domestic loans was due mainly to a decline in yields despite an increase in the average balance of loans due to the
COVID-19.
Changes in the average yields on domestic interest-earning assets contributed to a decrease in interest and dividend income of ¥123 billion, and changes in the average balances of domestic interest-earning assets contributed to an increase of ¥46 billion, resulting in the ¥77 billion decrease in domestic interest and dividend income.
The decrease in foreign interest and dividend income was due mainly to decreases in interest income from foreign loans and in interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions. The decrease in interest income from loans and interest income from foreign call loans and funds sold, and receivable under resale agreements and securities borrowing transactions were due mainly to a decrease in the average yield. Changes in the average yield on foreign interest-earning assets contributed to a decrease in interest and dividend income of ¥717 billion, and changes in the average balance of foreign interest-earning assets contributed to an increase of ¥101 billion, resulting in the ¥616 billion overall decrease in foreign interest and dividend income.
Interest expense decreased by ¥803 billion, or 63.2%, from the previous fiscal year to ¥468 billion in the fiscal year ended March 31, 2021. Domestic interest expense accounted for ¥273 billion of the total amount, a decrease of ¥119 billion from the previous fiscal year, and foreign interest expense accounted for ¥195 billion of the total amount, a decrease of ¥684 billion from the previous fiscal year.
The decrease in domestic interest expense was due mainly to a decrease in interest expense from domestic deposits, which was primarily a result of a decrease in average interest rates. The changes in the average interest rates on domestic interest-bearing liabilities contributed to a decrease in interest expense of ¥132 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an increase in interest expense of ¥13 billion, resulting in the ¥119 billion overall decrease in domestic interest expense.
The decrease in foreign interest expense was due mainly to decreases in the average interest rates on foreign deposits and short-term borrowings. The changes in the average interest rates on foreign interest-bearing liabilities contributed to a decrease in interest expense of ¥711 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an increase in interest expense of ¥27 billion, resulting in the ¥684 billion overall decrease in foreign interest expense.
As a result of the foregoing, net interest income increased by ¥110 billion, or 12.5%, from the previous fiscal year to ¥989 billion. The average interest rate spread rose by 0.08 percentage points from the previous fiscal year to 0.44% in the fiscal year ended March 31, 2021. The rise of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally moved in tandem between these periods.
Provision (Credit) for Credit Losses
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Provision for credit losses decreased by ¥43 billion from March 31, 2020 to ¥113 billion at March 31, 2021. Provision for credit losses for the fiscal year ended March 31, 2020 were larger than that for the fiscal year ended March 31, 2021 due mainly to the effects of the outbreak of
COVID-19
pandemic on the former. Since we adopted ASC 326 using a modified retrospective approach, ¥156 billion of transition adjustment was recorded in Retained earnings through a cumulative-effect adjustment rather than in Provision (credit) for credit losses. For further information of the adoption of ASC 326, see notes 1 and 2 to our consolidated financial statements included elsewhere in this annual report.
Noninterest Income
The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2020 and 2021:

	Fiscal years ended March 31,
	2020	2021
	(in billions of yen)
Fee and commission	¥868	¥913
Fee and commission from deposits and lending business	158	174
Fee and commission from securities-related business	139	170
Fee and commission from trust related business	129	122
Fee and commission from remittance business	112	109
Fee and commission from asset management business	99	105
Fee and commission from agency business	32	32
Fee and commission from guarantee related business	29	32
Fees for other customer services	170	169
Foreign exchange gains (losses)—net	44	89
Trading account gains (losses)—net	746	121
Investment gains (losses)—net	(526)	829
Debt securities	31	(22)
Equity securities	(557)	851
Equity in earnings (losses) of equity method investees—net	34	31
Gains on disposal of premises and equipment	3	7
Other noninterest income	139	51

Total noninterest income	¥1,308	¥2,041

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Noninterest income increased by ¥733 billion, or 56.0%, from the previous fiscal year to ¥2,041 billion in the fiscal year ended March 31, 2021. The increase was due mainly to investment gains—net of ¥829 billion compared to investment losses—net of ¥526 billion in the previous fiscal year, offset in part by a decrease in trading account gains—net of ¥625 billion, or 83.8%.

Fee and commission
Fee and commission increased by ¥45 billion, or 5.2%, from the previous fiscal year to ¥913 billion in the fiscal year ended March 31, 2021. The increase was due mainly to an increase in fee and commission from securities-related business of ¥31 billion, or 22.3%, and fee and commission from deposits and lending business of ¥16 billion, or 10.1%. The increase in fee and commission from securities-related business was due mainly to the relative strength in market conditions in the fiscal year ended March 31, 2021 compared to the previous fiscal year.
Foreign exchange gains (losses)—net
Foreign exchange gains—net increased by ¥45 billion, or 102.3%, from the previous fiscal year to ¥89 billion in the fiscal year ended March 31, 2021. The increase was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2021.
Trading account gains (losses)—net
Trading account gains—net decreased by ¥625 billion, or 83.8%, from the previous fiscal year to ¥121 billion in the fiscal year ended March 31, 2021. The decrease in trading account gains—net was due mainly to a decrease in gains related to changes in the fair value of foreign currency-denominated securities and a decrease in gains related to changes in the fair value of receive-fixed, pay-variable
interest-rate swaps reflecting low volatility in long-term interest rates.
Investment gains (losses)—net
Investment gains—net was a gain of ¥829 billion in the fiscal year ended March 31,2021 compared to a loss of ¥526 billion in the previous fiscal year, among which investment gains—net related to equity securities was a gain of ¥851 billion in the fiscal year ended March 31,2021 compared to a loss of ¥557 billion in the previous fiscal year. The increase in investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2021, which mostly reflected the strength in market conditions. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.
Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2020 and 2021:

	Fiscal years ended March 31,
	2020	2021
	(in billions of yen)
Salaries and employee benefits	¥677	¥686
General and administrative expenses	649	624
Occupancy expenses	215	206
Fee and commission expenses	194	190
Provision (credit) for credit losses on off-balance-sheet instruments	19	18
Other noninterest expenses	124	164

Total noninterest expenses	¥1,878	¥1,888

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Noninterest expenses increased by ¥10 billion, or 0.5%, from the previous fiscal year to ¥1,888 billion in the fiscal year ended March 31, 2021. The increase was due mainly to an increase in other noninterest expenses of ¥40 billion, or 32.3%, offset in part by a decrease in general and administrative expenses of ¥25 billion.

General and administrative expenses
General and administrative expenses decreased by ¥25 billion, or 3.9%, from the previous fiscal year to ¥624 billion in the fiscal year ended March 31, 2021. The decrease was due mainly to our group-wide continuous effort at cost reduction initiatives.
Provision (credit) for credit losses on
off-balance-sheet
instruments
Provision for credit losses on
off-balance-sheet
instruments decreased by ¥1 billion, or 5.3%, from the previous fiscal year to ¥18 billion in the fiscal year ended March 31, 2021. Upon adoption of ASC 326 on April 1, 2020, we recorded ¥20 billion increase to the allowance for credit losses on off-balance-sheet instruments. Since we adopted ASC 326 using a modified retrospective approach, ¥20 billion of transition adjustment was recorded in Retained earnings through a cumulative-effect adjustment rather than in Provision (credit) for credit losses on off-balance-sheet instruments. For further information of the adoption of ASC 326, see notes 1 and 2 to our consolidated financial statements included elsewhere in this annual report.
Income Tax Expense
The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2020 and 2021:

	Fiscal years ended March 31,
	2020	2021
	(in billions of yen)
Current:
Domestic	¥96	¥81
Foreign	53	79

Total current tax expense	149	160
Deferred:
Domestic	(111)	56
Foreign	9	(5)

Total deferred tax expense (benefit)	(102)	51

Total income tax expense	¥47	¥211

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Income tax expense increased by ¥164 billion, or 348.9%, from the previous fiscal year to ¥211 billion in the fiscal year ended March 31, 2021 due to an increase in current tax expense of ¥11 billion and an increase in deferred tax expense of ¥153 billion. The increase in current tax expense was due mainly to increases in the taxable income of our subsidiaries in the United States. The increase in deferred tax expense was due mainly to increases in deferred tax liabilities of our principal banking subsidiaries.
We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan was immaterial.

The following table shows the components of deferred tax assets (liabilities) as of March 31, 2020 and 2021:

	As of March 31,
	2020	2021
	(in billions of yen)
Deferred tax assets:
Allowance for credit losses	¥166	¥248
Lease liabilities	192	196
Premises and equipment	78	64
Derivative financial instruments	5	15
Trading securities	—	9
Available-for-sale securities	6	1
Investments	4	—
Net operating loss carryforwards	163	151
Other	201	238

Gross deferred tax assets	815	922

Valuation allowance	(165)	(129)

Deferred tax assets, net of valuation allowance	650	793
Deferred tax liabilities:
Prepaid pension cost and accrued pension liabilities	203	292
Investments	—	259
Right-of-use assets	189	189
Trading securities	58	—
Other	89	85

Gross deferred tax liabilities	539	825

Net deferred tax assets (liabilities)	¥111	¥(32)

Net Income (Loss) Attributable to Noncontrolling Interests
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Net income (loss) attributable to noncontrolling interests was income of ¥236 billion in the fiscal year ended March 31, 2021 compared to a loss of ¥44 billion in the previous fiscal year.
Net Income Attributable to MHFG Shareholders
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥432 billion, or 288.0%, from the previous fiscal year to ¥582 billion in the fiscal year ended March 31, 2021.
Business Segments Analysis
The following discussion relates to our business segment analysis for the fiscal years ended March 31, 2020 and 2021. For the discussion on our business segment analysis for the fiscal year ended March 31, 2019, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2019 and 2020, please refer to “Item 5. Operating and Financial Review and Prospects—Business Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020, filed with the SEC on July 2, 2020.
We manage our group under an
in-house
company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.
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
Consolidated gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 were ¥2,200.8 billion, an increase of ¥128.0 billion compared to the fiscal year ended March 31, 2020. Consolidated general and administrative expenses for the fiscal year ended March 31, 2021 were ¥1,408.7 billion, a decrease of ¥2.8 billion compared to the fiscal year ended March 31, 2020. Consolidated equity in earnings of equity method investees—net for the fiscal year ended March 31, 2021 was ¥19.9 billion, a decrease of ¥10.5 billion compared to the fiscal year ended March 31, 2020. Consolidated net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 were ¥799.8 billion, an increase of ¥127.2 billion compared to the fiscal year ended March 31, 2020.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2020 (1) :	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	¥676.4	¥459.5	¥410.9	¥411.5	¥52.9	¥61.6	¥2,072.8
General and administrative expenses (3)	673.2	215.7	245.3	202.6	33.1	41.6	1,411.5
Equity in earnings (losses) of equity method investees—net	11.7	2.0	10.4	—	1.3	5.0	30.4
Amortization of goodwill and others	2.7	0.1	0.4	1.1	7.8	1.1	13.2
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥12.2	¥245.7	¥175.6	¥207.8	¥13.3	¥18.0	¥672.6

Fixed assets (5)	¥520.1	¥197.3	¥161.0	¥92.3	¥0.1	¥769.0	¥1,739.8

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2021 (1) :	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	¥679.9	¥491.9	¥450.6	¥487.2	¥50.4	¥40.8	¥2,200.8
General and administrative expenses (3)	640.6	209.6	251.1	218.2	32.9	56.3	1,408.7
Equity in earnings (losses) of equity method investees—net	5.5	3.9	10.9	—	1.1	(1.5)	19.9
Amortization of goodwill and others	2.3	0.1	0.4	0.8	7.6	1.0	12.2
Others	—	—	—	—	—	—	—

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥42.5	¥286.1	¥210.0	¥268.2	¥11.0	¥(18.0)	¥799.8

Fixed assets (5)	¥547.0	¥185.1	¥162.1	¥93.9	¥0.1	¥767.5	¥1,755.7

Notes:
(1)
Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the fiscal years ended March 31, 2020 and 2021, net gains (losses) related to ETFs and others amounted to ¥10.6 billion and ¥2.0 billion, respectively, of which ¥7.3 billion and ¥(1.3) billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

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

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Retail & Business Banking Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 were ¥679.9 billion, an increase of ¥3.5 billion, or 0.5%, compared to the fiscal year ended March 31, 2020. The increase was attributable mainly to an increase in commission income from sales of investment products to individuals which was offset in part by a decrease in deposit revenue due to declining U.S. interest rates.
General and administrative expenses for the fiscal year ended March 31, 2021 decreased by ¥32.6 billion, or 4.8%, compared to the fiscal year ended March 31, 2020 to ¥640.6 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2021 decreased by ¥6.2 billion, or 53.0%, compared to the fiscal year ended March 31, 2020 to ¥5.5 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 increased by ¥30.3 billion, or 248.4%, compared to the fiscal year ended March 31, 2020 to ¥42.5 billion.
Corporate & Institutional Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 were ¥491.9 billion, an increase of ¥32.4 billion, or 7.1%, compared to the fiscal year ended March 31, 2020. The increase was attributable mainly to increases in loan interest income and solution-related revenue relating to our engagement on a large project.
General and administrative expenses for the fiscal year ended March 31, 2021 decreased by ¥6.1 billion, or 2.8%, compared to the fiscal year ended March 31, 2020 to ¥209.6 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2021 increased by ¥1.9 billion, or 95.0%, compared to the fiscal year ended March 31, 2020 to ¥3.9 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 increased by ¥40.4 billion, or 16.4%, compared to the fiscal year ended March 31, 2020 to ¥286.1 billion.
Global Corporate Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 were ¥450.6 billion, an increase of ¥39.7 billion, or 9.7%, compared to the fiscal year ended March 31, 2020. The increase was attributable mainly to increases in loan interest income and debt capital markets-related revenue which were offset in part by a decrease in deposit revenue due to declining U.S. interest rates.
General and administrative expenses for the fiscal year ended March 31, 2021 increased by ¥5.8 billion, or 2.4%, compared to the fiscal year ended March 31, 2020 to ¥251.1 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2021 increased by ¥0.5 billion, or 4.8%, compared to the fiscal year ended March 31, 2020 to ¥10.9 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 increased by ¥34.4 billion, or 19.6%, compared to the fiscal year ended March 31, 2020 to ¥210.0 billion.
Global Markets Company
Gross profits + net losses related to ETFs and others for the fiscal year ended March 31, 2021 were ¥487.2 billion, an increase of ¥75.7 billion, or 18.4%, compared to the fiscal year ended March 31, 2020. The increase was attributable mainly to strong performance in sales and trading activities.

General and administrative expenses for the fiscal year ended March 31, 2021 increased by ¥15.6 billion, or 7.7%, compared to the fiscal year ended March 31, 2020 to ¥218.2 billion.
As a result, net business profits + net losses related to ETFs and others for the fiscal year ended March 31, 2021 increased by ¥60.4 billion, or 29.1%, compared to the fiscal year ended March 31, 2020 to ¥268.2 billion.
Asset Management Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 decreased by ¥2.5 billion, or 4.7%, compared to the fiscal year ended March 31, 2020 to ¥50.4 billion. The decrease was attributable mainly to a decrease in fair market value of assets under management.
General and administrative expenses for the fiscal year ended March 31, 2021 decreased by ¥0.2 billion, or 0.6%, compared to the fiscal year ended March 31, 2020 to ¥32.9 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2021 decreased by ¥0.2 billion, or 15.4%, compared to the fiscal year ended March 31, 2020 to ¥1.1 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2021 decreased by ¥2.3 billion, or 17.3%, compared to the fiscal year ended March 31, 2020 to ¥11.0 billion.
Geographical Segment Analysis
The following discussion relates to our geographical segment analysis for the fiscal years ended March 31, 2020 and 2021. For the discussion on our geographical segment analysis for the fiscal year ended March 31, 2019, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2019 and 2020, please refer to “Item 5. Operating and Financial Review and Prospects—Geographical Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2020, filed with the SEC on July 2, 2020.
The following table presents consolidated income statement and total assets information by major geographic area. Foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as our operations are highly integrated globally, we have made estimates and assumptions for the allocation of assets, liabilities, income and expenses among the geographic areas.

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total
	(in billions of yen)
Fiscal year ended March 31, 2020:
Total revenue (1)	¥1,681	¥801	¥95	¥270	¥611	¥3,458
Total expenses (2)	2,009	679	41	239	337	3,305

Income (loss) before income tax expense	(328)	122	54	31	274	153

Net income (loss)	¥(313)	¥100	¥51	¥24	¥244	¥106

Total assets at end of fiscal year	¥137,471	¥34,650	¥4,137	¥15,487	¥19,474	¥211,219
Fiscal year ended March 31, 2021:
Total revenue (1)	¥2,291	¥504	¥154	¥189	¥360	¥3,498
Total expenses (2)	1,918	244	14	116	177	2,469

Income before income tax expense	373	260	140	73	183	1,029

Net income	¥236	¥227	¥137	¥61	¥157	¥818

Total assets at end of fiscal year	¥152,614	¥31,940	¥4,405	¥14,150	¥18,542	¥221,651

Notes:
(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for credit losses and noninterest expenses.
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
In the fiscal year ended March 31, 2021, 28.8% of our net income was derived from Japan, 27.8% from the United States, 16.8% from the Americas excluding the United States, 7.4% from Europe and 19.2% from Asia/Oceania excluding Japan, and others. At March 31, 2021, 68.8% of total assets were allocated to Japan, 14.4% to the United States, 2.0% to the Americas excluding the United States, 6.4% to Europe and 8.4% to Asia/Oceania excluding Japan, and others.
In Japan, total revenue increased by ¥610 billion from the previous fiscal year due primarily to a change from investment losses related to equity securities to investment gains related to equity securities, offset in part by a change from trading account gains—net to trading account losses—net. The change from investment losses related to equity securities to investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2021, which mostly reflected the strength in market conditions. The change from trading account gains—net to trading account losses—net was due mainly to a decrease in gains related to changes in the fair value of derivatives and foreign currency-denominated securities. Total expenses decreased by ¥91 billion from the previous fiscal year due mainly to a decrease in expenses on deposits. In addition, we recorded an income tax expense of ¥137 billion in Japan in the fiscal year ended March 31, 2021 compared to an income tax benefit of ¥15 billion in the previous fiscal year. As a result, we recorded net income of ¥236 billion in Japan in the fiscal year ended March 31, 2021 compared to net loss of ¥313 billion in the previous fiscal year. Total assets in Japan increased by ¥15,143 billion due primarily to an increase in investments.
In the United States, total revenue decreased by ¥297 billion due primarily to a decrease in interest income from receivables under resale agreements and securities borrowing transactions. Total expenses decreased by ¥435 billion due mainly to decreases in expenses on payables under repurchase agreements and securities lending transactions and deposits. As a result, net income in the United States increased by ¥127 billion. Total assets in the United States decreased by ¥2,710 billion due primarily to decreases in receivables under resale agreements and loans.
In the Americas excluding the United States, total revenue increased by ¥59 billion due primarily to an increase in trading account gains—net, offset in part by a decrease in interest income from loans, including fees. Total expenses decreased by ¥27 billion due mainly to a decrease in expenses on deposits. As a result, net income in the Americas excluding the United States increased by ¥86 billion. Total assets in the Americas excluding the United States increased by ¥268 billion due primarily to an increase in receivables under resale agreements.
In Europe, total revenue decreased by ¥81 billion due primarily to a decrease in interest income from loans, including fees. Total expenses decreased by ¥123 billion due mainly to a decrease in expenses on deposits. As a result, net income in Europe increased by ¥37 billion. Total assets in Europe decreased by ¥1,337 billion due primarily to a decrease in trading account assets.
In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥251 billion due primarily to a decrease in interest income from loans, including fees. Total expenses decreased by ¥160 billion due mainly to a decrease in expenses on deposits. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥87 billion. Total assets in Asia/Oceania excluding Japan, and others decreased by ¥932 billion due primarily to decreases in cash and due from banks and interest-bearing deposits.

Financial Condition
Assets
Our assets as of March 31, 2020 and 2021 were as follows:

	As of March 31,		Increase (decrease)
	2020	2021
	(in billions of yen)
Cash and due from banks	¥2,325	¥1,601	¥(724)
Interest-bearing deposits in other banks	39,626	47,134	7,508
Call loans and funds sold	1,007	859	(148)
Receivables under resale agreements	18,581	11,623	(6,958)
Receivables under securities borrowing transactions	2,216	2,694	478
Trading account assets	28,093	26,753	(1,340)
Investments	23,676	33,041	9,365
Loans	87,528	88,581	1,053
Allowance for credit losses on loans	(441)	(651)	(210)

Loans, net of allowance	87,087	87,930	843
Premises and equipment—net	1,856	1,811	(45)
Due from customers on acceptances	168	237	69
Accrued income	324	317	(7)
Goodwill	93	93	—
Intangible assets	65	56	(9)
Deferred tax assets	137	45	(92)
Other assets	5,965	7,457	1,492

Total assets	¥211,219	¥221,651	¥10,432

Total assets increased by ¥10,432 billion from March 31, 2020 to ¥221,651 billion as of March 31, 2021. The increase was due mainly to increases of ¥9,365 billion in investments, ¥7,508 billion in interest-bearing deposits in other banks and ¥1,492 billion in other assets, offset by decreases of ¥6,958 billion in receivables under resale agreements and ¥1,340 billion in trading account assets.

Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2020 and 2021 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2020		2021
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥9,731	11.1%	¥11,011	12.4%	¥1,280	1.3%
Construction and real estate	9,603	11.0	10,492	11.8	889	0.8
Services	5,993	6.8	6,406	7.2	413	0.4
Wholesale and retail	5,220	6.0	5,357	6.0	137	0.0
Transportation and communications	3,833	4.4	3,886	4.4	53	0.0
Banks and other financial institutions (1)	4,635	5.3	4,696	5.3	61	0.0
Government and public institutions	2,199	2.5	1,898	2.1	(301)	(0.4)
Other industries (2)	5,389	6.0	5,918	6.8	529	0.8
Individuals	9,428	10.8	8,984	10.1	(444)	(0.7)
Mortgage loans	8,567	9.8	8,194	9.2	(373)	(0.6)
Other	861	1.0	790	0.9	(71)	(0.1)

Total domestic	56,031	63.9	58,648	66.1	2,617	2.2
Foreign:
Commercial and industrial (3)	20,819	23.7	19,455	21.9	(1,364)	(1.8)
Banks and other financial institutions (4)	10,475	11.9	10,449	11.8	(26)	(0.1)
Government and public institutions	317	0.4	177	0.2	(140)	(0.2)
Other	35	0.1	19	0.0	(16)	(0.1)

Total foreign	31,646	36.1	30,100	33.9	(1,546)	(2.2)

Subtotal	87,677	100.0%	88,748	100.0%	1,071	—

Less: Unearned income and deferred loan fees—net	(149)		(167)		(18)

Total loans before allowance for credit losses on loans	¥87,528		¥88,581		¥1,053

Note:
(1)	Banks and other financial institutions under Domestic includes mainly banks, securities companies, insurance companies and credit card companies.
(2)	Other industries under Domestic includes trade receivables and lease receivables of consolidated variable interest entities.
(3)
Commercial and industrial under Foreign includes ¥173 billion and ¥222 billion of lease receivables that are receivables arising from direct financing leasing for the fiscal years ended March 31, 2020 and 2021, respectively.

(4)	Banks and other financial institutions under Foreign includes mainly banks and financial services companies.
Total loans before allowance for credit losses on loans increased by ¥1,053 billion from March 31, 2020 to ¥88,581 billion as of March 31, 2021. Loans to domestic borrowers increased by ¥2,617 billion to ¥58,648 billion due mainly to increases in loans to manufacturing and construction and real estate, offset in part by a decrease in individuals.
Loans to foreign borrowers decreased by ¥1,546 billion from March 31, 2020 to ¥30,100 billion as of March 31, 2021. The decrease in loans to foreign borrowers was due mainly to a decrease in loans to commercial and industrial.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans increased from 63.9% to 66.1%, while that of loans to foreign borrowers against gross total loans decreased from 36.1% to 33.9%. Loans to foreign borrowers were regionally diversified.
Nonaccrual Loans
General
In accordance with our group’s credit risk management policies, we use an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of our risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of losses expected on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. We generally review the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.
We do not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with our nonaccrual and past due policies for loans. The amount of accrued interest receivables at March 31, 2021 was ¥78 billion and included in accrued income.

The table below presents our definition of obligor ratings used by Mizuho Bank and Mizuho Trust & Banking:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	We classify loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.
We consider loans to be nonaccrual when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. We classify loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. We do not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. See “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.
Our credit management activities consist of activities such as efforts to provide management consultation to support borrowers’ business initiatives, to increase the quantity and enhance the quality of loan collateral, and to adjust loan balances to an appropriate level, when the borrower’s credit quality is showing a decline. These activities can lead to improvements in obligor classifications through improvements in the business and financial condition of borrowers and, as a result, a reduction in allowance for credit losses on loans.

We endeavor to remove nonaccrual loans from our balance sheet within three years from the time when they are categorized through methods such as collection, charge-offs, disposal and improving the borrowers’ credit rating through restructuring efforts.
Loan modifications
Restructuring efforts are made through our various business revitalization support measures conducted based on requests from borrowers that are in a weakened state that require some form of support. When confronted with the decision of whether to agree to business revitalization support, which includes forgiveness of debt (including debt to equity swaps), reductions in stated interest rates to below market levels and postponement of payment of principal and/or interest (other than insignificant extensions), we carefully consider whether it is beneficial to our shareholders and depositors based on various factors such as whether (i) a legal reorganization process would significantly damage the obligor’s business value so that there is a fear that the obligor will not be able to restructure its business, (ii) the restructuring plan is appropriate and is economically rational from the viewpoint of minimizing Mizuho’s losses compared to other processes, (iii) both the management and shareholders of the obligor will clearly bear responsibility, and (iv) the allocation of losses among creditors is rational and highly justifiable. The triggers and factors that we review to identify restructured loans are modifications imposed by law or a court of law and alterations based on agreement with the borrower such as the reduction of the stated interest rate and forgiveness of debt (including debt to equity swaps), and we consider restructured loans, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as “troubled debt restructuring.” We consider the relevant obligor to be in financial difficulty when its rating based on our internal rating system is E2 or below. The types of concessions that we would not otherwise consider include the various forms of business revitalization support described above. In general, troubled debt restructurings will return to accrual loans when we determine that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on our internal rating system. Based on our historical experience, it typically takes approximately 1.5 years for the troubled debt restructuring loans in nonaccrual status to be returned to accrual status.
We determine whether restructured loans other than troubled debt restructurings are nonaccrual loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2021, the balance of restructurings that are troubled debt restructurings was ¥382 billion, and the balance of restructurings that are not troubled debt restructurings was ¥24 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2021 was ¥5 billion.
While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.

Balance of nonaccrual loans
The following table shows our nonaccrual loans as of March 31, 2020 and 2021:

	As of March 31,				Increase (decrease)
	2020		2021
	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥343	0.9%	¥816	1.9%	¥473	1.0%
Small and medium-sized companies	120	3.7	142	4.3	22	0.6
Retail:
Housing Loan	58	0.7	63	0.8	5	0.1
Others	60	3.1	59	3.1	(1)	0.0

Total domestic	581	1.0	1,080	1.8	499	0.8
Foreign	135	0.4	144	0.5	9	0.1

Total nonaccrual loans	¥716	0.8	¥1,224	1.4	¥508	0.6

Nonaccrual loans increased by ¥508 billion from March 31, 2020 to ¥1,224 billion as of March 31, 2021. Nonaccrual loans to domestic borrowers increased by ¥499 billion due mainly to downgrades related to some large corporate borrowers reflecting changes in business environment surrounding some domestic obligors. Nonaccrual loans to foreign borrowers increased by ¥9 billion, with the effect of the depreciation of the yen against other currencies contributing to approximately one-half
of the ¥9 billion increase.
Reflecting the aforementioned change, the percentage of nonaccrual loans within gross total loans increased from 0.8% as of March 31, 2020 to 1.4% as of March 31, 2021. The percentage of nonaccrual loans net of allowance for credit losses on loans to gross total loans net of allowance for credit losses on loans increased from 0.32% as of March 31, 2020 to 0.65% as of March 31, 2021 due to a larger percentage increase in nonaccrual loans net of allowance for credit losses on loans than the percentage increase in gross total loans net of allowance for credit losses on loans.
Allowance for Credit Losses on Loans
Calculation of allowance for credit losses on loans
Effective April 1, 2020, the allowance for credit losses on loans is established for current expected credit losses (“CECL“) on our loan portfolio in accordance with ASC 326. Additionally, as of April 1, 2020, we did not elect the fair value option for certain financial assets measured at amortized cost basis. Prior to April 1, 2020, the allowance for credit losses on loans was established based on an incurred loss model in accordance with ASC 310 and ASC 450.
We make adjustments to the allowance for credit losses on loans through provision (credit) for credit losses in the consolidated statements of income in each subsequent reporting period. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, we charge off loans when we determine that the obligor should be classified as substantially bankrupt or bankrupt. For the definition of obligor categories, see the table above in “—Nonaccrual Loans—General.” Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, we separately monitor the credit quality of each obligor without using time-based triggers.

We maintain an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in our loan portfolio. The management evaluates the appropriateness of the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features. The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the development of qualitative adjustments.
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is consistent to what is used in our stress testing and is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, it could be possible to make adjustments to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semiannually and is reviewed accordingly to reflect current economic conditions and our expectation of future conditions on a timely basis. For April 1, 2020 and March 31, 2021, we used the most recent macroeconomic scenario available during our credit loss estimation process.
In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default, whereby our management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
In general, we estimate expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans includes the allowance for groups of loans which were collectively evaluated for expected credit losses, in addition to the allowance for those loans that were individually evaluated for expected credit losses. See note 4 to our consolidated financial statements included elsewhere in this annual report for the definitions of obligor categories and classification of nonaccrual loans.
The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to our estimated exposure at default. The credit loss factors incorporate the probability of default as well as the loss given default based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the probability of default. The model and inputs used to determine credit losses on loans that are evaluated collectively are analyzed on a periodic basis by comparing the estimated values with the actual results subsequent to the balance sheet date.
We divide its overall portfolio into domestic and foreign portfolios, and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
The corporate portfolio segment consists of loans originated primarily by Mizuho Bank and Mizuho Trust & Banking, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. For the corporate portfolio segment, we consider key economic factors such as gross domestic products for Japan and each relevant foreign location, where the portfolio is significant, and the interest rates in Japan when estimating the credit loss.
The retail portfolio segment consists mainly of residential mortgage loans originated by Mizuho Bank, and it is divided into two classes based on their risk characteristics: housing loan and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to troubled debt restructurings in the retail portfolio segment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off,
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to troubled debt restructurings, discounted at the loan’s initial effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that we obtain for loans consists primarily of real estate. In obtaining the collateral, we evaluate the fair value of the collateral and its legal enforceability. We also perform subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from our loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, we generally engage third-party appraisers to perform the valuation.
Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments. We incorporated the estimated impact of
COVID-19
pandemic into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.
Balance of allowance for credit losses on loans
The following table summarizes the allowance for credit losses on loans by component and as a percentage of the corresponding loan balance as of March 31, 2020 and 2021:

	As of March 31,		Increase (decrease)
	2020	2021
	(in billions of yen, except percentages)
Total allowance for credit losses on loans (A)	¥441	¥651	¥210

Nonaccrual loans with an allowance (B)	¥596	¥1,113	¥517
Nonaccrual loans without an allowance (C)	120	111	(9)
Accrual loans (1) (D)	86,961	87,524	563

Gross total loans (E)	¥87,677	¥88,748	¥1,071

Percentage of total allowance for credit losses on loans against gross total loans (A)/(E)x100	0.50%	0.73%	0.23%

Note:
(1)	Accrual loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for credit losses on loans increased by ¥210 billion from March 31, 2020 to ¥651 billion as of March 31, 2021 due to the recognition of expected credit losses as a result of the adoption of ASU
No.2016-13.
As a result, the percentage of total allowance for credit losses on loans against gross total loans increased by 0.23 percentage points to 0.73%. For further information of the adoption of ASU
No.2016-13,
see notes 1 and 2 to our consolidated financial statements included elsewhere in this annual report.
In the fiscal year ended March 31, 2021, nonaccrual loans increased by 70.9% due mainly to an increase in domestic nonaccrual loans. Allowance for credit losses on loans increased by 47.6%.
The coverage ratio for nonaccrual loans, calculated as the percentage of total allowance for credit losses on loans against total nonaccrual loans, decreased by 8.39 percentage points as of March 31, 2021 compared to the previous fiscal year. The decrease was due to a larger percentage increase in total nonaccrual loans than the percentage increase in total allowance for credit losses on loans.

Provision (credit) for credit losses on loans
The following table summarizes changes in our allowance for credit losses on loans, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2020 and 2021:

	Fiscal years ended March 31,		Increase (decrease)
	2020	2021
	(in billions of yen)
Allowance for credit losses on loans at beginning of fiscal year	¥307	¥441	¥134
April 1, 2020 adoption of CECL	—	156	156

Adjusted Balance at beginning of period	307	597	290
Provision (credit) for credit losses on loans	156	113	(43)
Charge-offs:
Domestic:
Manufacturing	(6)	(19)	(13)
Construction and real estate	(1)	(1)	—
Services	(2)	(4)	(2)
Wholesale and retail	(16)	(10)	6
Transportation and communications	(1)	(3)	(2)
Other industries	—	—	—
Individuals	(5)	(4)	1

Total domestic charge-offs	(31)	(41)	(10)
Foreign	(13)	(38)	(25)

Total charge-offs	(44)	(79)	(35)

Recoveries:
Domestic:
Manufacturing	1	1	—
Construction and real estate	20	—	(20)
Services	1	—	(1)
Wholesale and retail	4	2	(2)
Individuals	1	1	—

Total domestic recoveries	27	4	(23)
Foreign	1	10	9

Total recoveries	28	14	(14)

Net charge-offs	(16)	(65)	(49)
Others (1)	(6)	6	12

Balance at end of fiscal year	¥441	¥651	¥210

Note:
(1)	“Others” includes primarily foreign exchange translation.
Provision for credit losses on loans decreased by ¥43 billion from March 31, 2020 to ¥113 billion at March 31, 2021. Provision for credit losses on loans for the fiscal year ended March 31, 2020 were larger than that for the fiscal year ended March 31, 2021 due mainly to the effects of the outbreak of
COVID-19
pandemic on the former. Since we adopted ASC 326 using a modified retrospective approach, ¥156 billion of transition adjustment was recorded in Retained earnings through a cumulative-effect adjustment rather than in Provision (credit) for credit losses. For further information of the adoption of ASC 326, see notes 1 and 2 to our consolidated financial statements included elsewhere in this annual report.

Charge-offs increased by ¥35 billion from the previous fiscal year to ¥79 billion for the fiscal year ended March 31, 2021. The increase was due mainly to increases in charge-offs of foreign loans and domestic loans to certain borrows in manufacturing.
Investments
The majority of our investments are
available-for-sale
and
held-to-maturity
securities, which at March 31, 2020 and 2021 were as follows:

	As of March 31,						Increase (decrease)
	2020			2021
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥12,652	¥12,603	¥(49)	¥20,954	¥20,921	¥(33)	¥8,302	¥8,318	¥16
Other than Japanese government bonds	6,481	6,510	29	6,903	6,932	29	422	422	—

Total	¥19,133	¥19,113	¥(20)	¥27,857	¥27,853	¥(4)	¥8,724	¥8,740	¥16

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥480	¥493	¥13	¥480	¥490	¥10	¥—	¥(3)	¥(3)
Agency mortgage-backed securities	382	382	—	407	414	7	25	32	7

Total	¥862	¥875	¥13	¥887	¥904	¥17	¥25	¥29	¥4

Available-for-sale
securities measured at fair value increased by ¥8,740 billion from March 31, 2020 to ¥27,853 billion at March 31, 2021. This increase was due primarily to an increase in Japanese government bonds.
Held-to-maturity
securities measured at amortized cost increased by ¥25 billion from March 31, 2020 to ¥887 billion at March 31, 2021. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.
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
Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2021, we had a total of ¥27,853 billion of available-for-sale
securities within our investments, of which ¥20,921 billion was Japanese government bonds. We had ¥19,113 billion and ¥27,853 billion of available-for-sale
securities measured at fair value as of March 31, 2020 and 2021, respectively, and net unrealized losses of ¥20 billion and ¥4 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. As the negative interest rate policy of the Bank of Japan started in February 2016 and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Average remaining period of our Japanese government bond portfolio as of March 31, 2021 was approximately 1.1 years compared to 2.4 years as of March 31, 2020.

Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.
Trading Account Assets
Trading account assets decreased by ¥1,340 billion from March 31, 2020 to ¥26,753 billion at March 31, 2021. The decrease was due mainly to decreases in the market value of receive-fixed, pay-variable
derivative instruments based on interest rate contracts reflecting a fluctuation in long-term interest rates and in U.S. treasury bonds and other foreign government bonds for which the fair value option was elected due to sales and redemptions.
Liabilities
The following table shows our liabilities as of March 31, 2020 and 2021:

	As of March 31,		Increase (decrease)
	2020	2021
	(in billions of yen)
Deposits	¥144,948	¥151,010	¥6,062
Due to trust accounts	250	381	131
Call money and funds purchased	2,263	1,313	(950)
Payables under repurchase agreements	17,971	18,607	636
Payables under securities lending transactions	1,424	1,208	(216)
Other short-term borrowings	4,914	9,086	4,172
Trading account liabilities	12,417	10,878	(1,539)
Bank acceptances outstanding	168	237	69
Income taxes payable	69	57	(12)
Deferred tax liabilities	26	77	51
Accrued expenses	249	194	(55)
Long-term debt	10,346	11,706	1,360
Other liabilities	6,998	7,209	211

Total liabilities	¥202,043	¥211,963	¥9,920

Total liabilities increased by ¥9,920 billion from March 31, 2020 to ¥211,963 billion as of March 31, 2021. The increase was due primarily to increases of ¥6,062 billion in deposits, ¥3,773 billion in short-term borrowings and ¥1,360 billion in long-term debt, offset by a decrease of ¥1,539 billion in trading account liabilities. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits
The following table shows a breakdown of our deposits as of March 31, 2020 and 2021:

	As of March 31,		Increase (decrease)
	2020	2021
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	28,110	¥29,818	¥1,708
Interest-bearing deposits	86,651	92,037	5,386

Total domestic deposits	114,761	121,855	7,094

Foreign:
Noninterest-bearing deposits	2,186	2,332	146
Interest-bearing deposits	28,001	26,823	(1,178)

Total foreign deposits	30,187	29,155	(1,032)

Total deposits	¥144,948	¥151,010	¥6,062

Deposits increased by ¥6,062 billion from March 31, 2020 to ¥151,010 billion at March 31, 2021. Domestic deposits increased by ¥7,094 billion from March 31, 2020 to ¥121,855 billion at March 31, 2021. Domestic interest-bearing deposits increased by ¥5,386 billion from March 31, 2020 to ¥92,037 billion at March 31, 2021 due mainly to increases in ordinary deposits and certificates of deposit, offset in part by a decrease in time deposits. Domestic noninterest-bearing deposits increased by ¥1,708 billion to ¥29,818 billion at March 31, 2021 due mainly to an increase in current accounts. Foreign deposits decreased by ¥1,032 billion from March 31, 2020 to ¥29,155 billion at March 31, 2021 due mainly to a decrease in time deposits, offset in part by an increase in certificates of deposit.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2020 and 2021:

	As of March 31,						Increase(decrease)
	2020			2021
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥250	¥—	¥250	¥381	¥—	¥381	¥131	¥—	¥131
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	6,616	15,042	21,658	5,205	15,923	21,128	(1,411)	881	(530)
Other short-term borrowings	4,442	472	4,914	6,783	2,303	9,086	2,341	1,831	4,172

Total short-term borrowings	¥11,308	¥15,514	¥26,822	¥12,369	¥18,226	¥30,595	¥1,061	¥2,712	¥3,773

Short-term borrowings increased by ¥3,773 billion from March 31, 2020 to ¥30,595 billion at March 31, 2021. Domestic short-term borrowings increased by ¥1,061 billion due mainly to an increase in other short-term borrowings, offset in part by a decrease in call money. Foreign short-term borrowings increased by ¥2,712 billion due mainly to increases in other short-term borrowings and payables under repurchase agreements.
Trading Account Liabilities
Trading account liabilities decreased by ¥1,539 billion from March 31, 2020 to ¥10,878 billion at March 31, 2021. The decrease was due mainly to a decrease in the market value of receive-variable, pay-fixed
derivative instruments based on interest rate contracts reflecting a fluctuation in long-term interest rates.

Equity
The following table shows a breakdown of equity as of March 31, 2020 and 2021:

	As of March 31,		Increase (decrease)
	2020	2021
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,827	¥5,827	¥—
Retained earnings	2,700	2,967	267
Accumulated other comprehensive income (loss), net of tax	(9)	318	327
Treasury stock, at cost	(6)	(7)	(1)

Total MHFG shareholders’ equity	8,512	9,105	593
Noncontrolling interests	664	583	(81)

Total equity	¥9,176	¥9,688	¥512

Total equity increased by ¥512 billion from March 31, 2020 to ¥9,688 billion due mainly to the change from accumulated other comprehensive loss, net of tax to accumulated other comprehensive income, net of tax, and an increase in retained earnings, offset in part by a decrease in noncontrolling interests.
Retained earnings increased by ¥267 billion from March 31, 2020 to ¥2,967 billion at March 31, 2021. This increase was due primarily to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2021 of ¥582 billion, offset in part by dividend payments of ¥190 billion.
We recorded accumulated other comprehensive income, net of tax of ¥318 billion as of March 31, 2021 compared to accumulated other comprehensive loss, net of tax of ¥9 billion as of March 31, 2020. The change was due primarily to pension liability adjustments of ¥328 billion.
Noncontrolling interests decreased by ¥81 billion from March 31, 2020 to ¥583 billion at March 31, 2021. The decrease was due mainly to deconsolidation of certain investment funds, offset in part by increases in net assets of certain investment funds that we consolidate.
Liquidity
We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock prices, foreign currencies exchange rates, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Liquidity Risk Management.”
Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥6,062 billion, or 4.2%, from the end of the previous fiscal year to ¥151,010 billion as of March 31, 2021. Our average balance of deposits for the fiscal year ended March 31, 2021 of ¥152,547 billion exceeded our average balance of loans for the same period by ¥61,077 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.
Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2021:

As of May 31, 2021
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
In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2021, the balance of Japanese government bonds included within our investments and measured at fair value was ¥20.9 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated
LCR data of our principal banking subsidiaries, for the fourth quarter of the fiscal year ended March 31, 2021. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the LCR guidelines established by the Financial Services Agency. All yen figures in this table are truncated.

Fourth quarter of fiscal year ended March 31, 2021
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥72,792
Net cash outflows (weighted)	53,607
LCR	135.8%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥69,061
Net cash outflows (weighted)	51,160
LCR	135.0%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥68,427
Net cash outflows (weighted)	49,601
LCR	137.9%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥1,959
Net cash outflows (weighted)	1,387
LCR	141.9%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥1,901
Net cash outflows (weighted)	1,266
LCR	151.0%
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
Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. Our existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2021 being ¥168.7 billion) are subject to the phase-out
arrangements.
In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for
G-SIBs
to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the minimum Common Equity Tier 1 capital ratio of 4.5%, the capital conservation buffer of 2.5% and the countercyclical capital buffer. We were included in the list of
G-SIBs
updated in November 2020 and were allocated to the category that would require 1.0% of additional loss absorbency.
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
Following the announcement by the GHOS described above, on March 30, 2020, the Financial Services Agency also announced that the Basel III finalization framework is scheduled to be implemented in Japan from March 2023. Furthermore, the Financial Services Agency published its draft regulatory policy directions for the implementation of the Basel III finalization framework in Japan on December 24, 2020 and the draft amendments to the regulatory notices regarding operational risk under the Basel III finalization framework on March 31, 2021. In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19,
the Financial Services Agency amended the leverage ratio regulations and TLAC regulations which introduced the temporary measures to exclude amounts of deposits to the Bank of Japan from calculation of the leverage ratio and external TLAC ratio on total exposure basis from June 30, 2020 until

March 31, 2021, due to the uncertainty on the impact of
COVID-19.
In March 2021, the implementation period of such temporary measures was extended for one year until March 31, 2022. For more information, see “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy” and “Item 4. Information on the Company—Supervision and Regulation—Leverage Ratio.”
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
Consolidated Capital Adequacy Ratios and Leverage Ratios
Our capital adequacy ratios and leverage ratios as of March 31, 2020 and 2021, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of			Increase (decrease)
	March 31, 2020	March 31, 2021
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥7,244.7	¥7,849.9		¥605.1
Additional Tier 1 capital	1,779.6	1,851.9		72.3

Tier 1 capital	9,024.4	9,701.9		677.5
Tier 2 capital	1,697.8	1,683.4		(14.4)

Total capital	¥10,722.2	¥11,385.3		¥663.1

Risk-weighted assets	¥62,141.2	¥67,481.9		¥5,340.7
Common Equity Tier 1 capital ratio	11.65%	11.63%		(0.02)%
Required Common Equity Tier 1 capital ratio (1)	8.01%	8.01%		—
Tier 1 capital ratio	14.52%	14.37%		(0.15)%
Required Tier 1 capital ratio (1)	9.51%	9.51%		—
Total capital ratio	17.25%	16.87%		(0.38)%
Required total capital ratio (1)	11.51%	11.51%		—
CET1 available after meeting the bank’s minimum capital requirements	7.15%	7.13%		(0.02)%
Leverage ratio	4.08%	4.83	% (2)	0.75%

Note:
(1)
The required ratios described above, as of March 31, 2020 and 2021, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01%, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets and certain other risk amounts. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)	As of March 31, 2021, the leverage ratio on a consolidated basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) was 4.03%.
Our total capital ratio as of March 31, 2021 was 16.87%, a decrease of 0.38 % points compared to March 31, 2020. Our Tier 1 capital ratio as of March 31, 2021 was 14.37%, a decrease of 0.15 % points compared to March 31, 2020. Our Common Equity Tier 1 capital ratio as of March 31, 2021 was 11.63%, a decrease of 0.02% points compared to March 31, 2020. Our total capital ratio, Tier 1 capital ratio and Common Equity Tier 1 capital ratio decreased due mainly to an increase in the risk-weighted assets partly as a result of funding support related to
COVID-19
pandemic. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2021.
Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2020 and 2021, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2020	March 31, 2021
Mizuho Bank
Common Equity Tier 1 capital ratio	11.39%	11.11%	(0.28)%
Tier 1 capital ratio	14.50%	14.05%	(0.45)%
Total capital ratio	17.29%	16.57%	(0.72)%
Leverage ratio	4.02%	4.67%	0.65%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	23.64%	28.94%	5.30%
Tier 1 capital ratio	23.66%	28.94%	5.28%
Total capital ratio	23.74%	28.94%	5.20%
Leverage ratio	6.79%	11.41%	4.62%
We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2021.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated
basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidate
basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2021, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.
Off-balance-sheet
Arrangements
We engage in various types of
off-balance-sheet
arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2020 and 2021:

	As of March 31,		Increase (decrease)
	2020	2021
	(in billions of yen)
Guarantees:
Performance guarantees	¥2,456	¥2,730	¥274
Guarantees on loans	301	348	47
Guarantees on securities	110	79	(31)
Other guarantees	2,314	2,390	76
Guarantees for the repayment of trust principal	59	28	(31)
Liabilities of trust accounts	446	480	34
Derivative financial instruments	21,756	23,933	2,177

	As of March 31,		Increase (decrease)
	2020	2021
	(in billions of yen)
Commitments:
Commitments to extend credit	¥76,633	¥93,999	¥17,366
Commercial letters of credit	690	797	107

Total commitments	¥77,323	¥94,796	¥17,473

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

Tabular Disclosure of Contractual Obligations
In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2021:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥31,711	¥1,534	¥1,154	¥356	¥353	¥200	¥35,308
Certificates of deposit	16,871	164	73	84	1	—	17,193
Long-term debt	1,380	1,348	811	1,366	580	6,221	11,706
Finance leases	5	3	1	—	—	—	9
Operating leases	95	64	57	50	41	357	664

Total (1)(2)	¥50,057	¥3,110	¥2,095	¥1,856	¥975	¥6,778	¥64,871

Notes:
(1)
Contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥31 billion in the fiscal year ending March 31, 2022, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

(2)
The amount of unrecognized tax benefits, which is not included in the above table, was ¥4.4 billion, of which ¥1.5 billion was interest and penalties, as of March 31, 2021. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

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

	As of and for the fiscal year ended March 31, 2021
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥9,105.3	¥581.7
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	53.8	84.9
2. Investments	(108.4)	(526.1)
3. Loans	193.6	16.9
4. Allowances for credit losses on loans and off-balance-sheet instruments	183.5	(83.3)
5. Premises and equipment	(270.2)	56.8
6. Land revaluation	163.9	(5.6)
7. Business combinations	(79.6)	0.7
8. Pension liabilities	90.6	153.2
9. Consolidation of variable interest entities	69.8	126.3
10. Deferred taxes	(158.6)	42.1
11. Foreign currency translation	—	27.6
12. Other	12.7	(4.2)

Japanese GAAP	¥9,256.4	¥471.0

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
Under U.S. GAAP,
available-for-sale
debt securities are impaired if the fair value is less than the amortized cost (excluding accrued interest receivable). For available-for-sale
debt securities, in the cases where we have the intent to sell an available-for-sale
debt security or more likely than not will be required to sell an available-for-sale
debt security before the recovery of its amortized cost basis, the entire difference between amortized cost basis and fair value is recognized immediately through earnings. In other cases, we evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of the credit loss is recognized in provision (credit) for credit losses, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. Under Japanese GAAP, significant declines in the fair value of securities below cost that are deemed to be “other-than-temporary” are recorded in earnings unless short term recovery is reasonably expected. A decline in the fair value of a security of 50% or more of its cost is a strong indicator of an other-than-temporary decline, which requires compelling evidence to prove otherwise. A decline in the fair value of 30% or more but less than 50% of its cost is an indicator of an other-than-temporary decline, in which case the probability of recovery must be evaluated to determine whether an other-than-temporary decline has occurred. Generally, if the decline in the fair value is less than 30%, it is not considered to be an other-than-temporary decline.
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
4.    Allowances for credit losses on loans and
off-balance-sheet
instruments
Effective April 1, 2020, the allowance for credit losses on loans was established for current expected credit losses on our loan portfolio in accordance with ASC 326. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each loan is determined by considering expected prepayments, contractual terms and cancellation features. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is consistent with what is used in our stress testing and is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, it could be possible to make adjustments to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of loans.
In general, we estimate expected credit losses collectively on the loans in the case of “normal obligors and Watch Obligors”, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to our estimated exposure at default. Under Japanese GAAP, a collective allowance is generally estimated using historical loss experience based on historical results according to the obligor ratings, whereas under U.S. GAAP the allowance is based on the methodology that reflects expected credit losses over the remaining lives and requires consideration of a broader range of information such as relevant information about past events supportable forecasts, inclusive of macroeconomic assumptions, and the expected life of the loan.
Under both Japanese GAAP and U.S. GAAP, the allowance for credit losses for specifically identified nonaccrual loans is based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate or, as a practical expedient, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The differences between Japanese GAAP and U.S. GAAP arise from the difference in the scope of the loans that are subject to the individual and portfolio nonaccrual analysis.
In addition to these effects based on differences between Japanese GAAP and U.S. GAAP, due to the difference in the timing of public filings between our consolidated financial statements under U.S. GAAP and those under Japanese GAAP, we evaluate newly available information such as macroeconomic assumptions and obligor credit worthiness, which could result in the allowance for credit losses on loans being different between Japanese GAAP and U.S. GAAP .
This reconciling item also includes the differences between U.S. GAAP and Japanese GAAP relating to the allowance for credit losses on off-balance-sheet
instruments. We generally use the same methodology to reserve for losses on these instruments as we do for loans.
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
During the fiscal year ended March 31, 2021, a subsidiary of ours partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.
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
12.    Other
This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
Directors
Shown below is information regarding the directors of Mizuho Financial Group as of July 1, 2021:

Name	Age	Director Type	Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk (4)
Tatsufumi Sakai	61	Executive (1)	—	—	—	—	—
Seiji Imai	59	Executive (1)	—	—	—	—	—
Makoto Umemiya	56	Executive (1)	—	—	—	—	—
Motonori Wakabayashi	56	Executive (1)	—	—	—	—	—
Nobuhiro Kaminoyama	53	Executive (1)	—	—	—	—	—
Yasuhiro Sato	69	Non-executive (2)	—	—	—	—	—
Hisaaki Hirama	58	Non-executive (2)	—	—	—	Member	Chair
Tatsuo Kainaka	81	Independent (3)	—	Chair	Member	Member	—
Yoshimitsu Kobayashi	74	Independent (3)	—	Member	—	—	—
Ryoji Sato	74	Independent (3)	—	—	—	Member	—
Takashi Tsukioka	70	Independent (3)	—	Member	Member	Chair	—
Masami Yamamoto	67	Independent (3)	—	Member	Chair	—	—
Izumi Kobayashi	62	Independent (3)	Chair	Member	—	—	Member

Notes:

(1)	Directors concurrently serving as executive officers.
(2)	Directors not concurrently serving as executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.
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
The directors’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:
Mr. Tatsufumi Sakai
has been the President & Group CEO (Representative Executive Officer) and Member of the Board of Directors since April 2018 and June 2018, respectively. Previously, he had been President & CEO of Mizuho Securities from April 2016 to April 2018; Head of International Banking Unit from April 2014 to April 2016; and Head of Investment Banking Unit from April 2013 to April 2014. He concurrently serves as Member of the Board of Directors at each of Mizuho Bank, Mizuho Trust & Banking, and Mizuho Securities.
Mr. Seiji Imai
has been Deputy President & Senior Executive Officer / Head of Global Corporate Company and Member of the Board of Directors since April 2021 and June 2021, respectively; and has been Head of Corporate & Institutional Company and Representative Executive Officer since April 2020. Previously, he had been Head of Global Products Unit from April 2020 to April 2021; Head of Global Corporate Company from April 2018 to April 2020; and Head of Asia & Oceania from April 2016 to April 2018.
Mr. Makoto Umemiya
has been Senior Executive Officer / Head of Financial Control & Accounting Group (Group CFO) and Member of the Board of Directors since April 2017 and June 2017, respectively. Previously, he had been General Manager of Financial Planning Department from April 2014 to April 2017. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank and Mizuho Trust & Banking.

Mr. Motonori Wakabayashi
has been Senior Executive Officer / Head of Risk Management Group (Group CRO) and Member of the Board of Directors since April 2019 and June 2019, respectively. Previously, he had been Head of Research & Consulting Unit or in charge of similar responsibilities from April 2016 to April 2020; and in charge of business promotion of Mizuho Bank from April 2016 to April 2018. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank and Mizuho Trust & Banking; and Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Mr. Nobuhiro Kaminoyama
has been Senior Executive Officer / Head of Human Resources Group (Group CHRO) and Member of the Board of Directors since April 2021 and June 2021, respectively. Previously, he had been General Manager of Corporate Secretariat from June 2018 to June 2021; and General Manager of Corporate Banking Department No.9 from April 2017 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank and Mizuho Trust & Banking.
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
Mr. Tatsuo Kainaka
has been Member of the Board of Directors since June 2014. Previously, he had been Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court. He concurrently serves as
Attorney-at-law
at Takusyou Sogo Law Office and Corporate Auditor (External) of Oriental Land Co., Ltd.
Mr. Yoshimitsu Kobayashi
has been Member of the Board of Directors since June 2020. Previously, he had been Chairperson and Representative Director, President of Mitsubishi Chemical Holdings Corporation. He concurrently serves as Director of the Board of Mitsubishi Chemical Holdings Corporation; and Member of the Board of The KAITEKI Institute, Inc.; and Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.
Mr. Ryoji Sato
has been Member of the Board of Directors since June 2020. Previously, he had been CEO of Deloitte Touche Tohmatsu LLC. He concurrently serves as Audit & Supervisory Board Member of Nippon Life Insurance Company.
Mr. Takashi Tsukioka
has been Member of the Board of Directors since June 2021. Previously, he had been Representative Director, Chairman / Chief Executive Officer of Idemitsu Kosan Co.,Ltd. He concurrently serves as Special Advisor of Idemitsu Kosan Co.,Ltd.
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

Executive Officers
Shown below are information regarding the executive officers of Mizuho Financial Group as of July 1, 2021:

Name	Age	Title	Area of Oversight
Tatsufumi Sakai (1)	61	President & CEO (2)	Chief Executive Officer of Mizuho group (Group CEO)
Seiji Imai (1)	59	Deputy President & Senior Executive Officer (2)	Head of Corporate & Institutional Company / Head of Global Corporate Company
Satoshi Ishii	57	Senior Executive Officer (2)	Group Chief Digital Innovation Officer (Group CDIO)/ Head of IT & Systems Group (Group CIO)/ Head of Operations Group (Group COO)
Masahiro Otsuka	59	Senior Executive Officer	Head of Retail & Business Banking Company
Naofumi Fuke	63	Senior Executive Officer	Co-Head of Retail & Business Banking Company
Masatoshi Yoshihara	58	Senior Executive Officer	Co-Head of Global Markets Company
Yasuhiro Shibata	57	Senior Executive Officer	Co-Head of Global Markets Company
Masamichi Ishikawa	57	Senior Executive Officer	Head of Asset Management Company / Deputy Head of Strategic Planning Group
Masahiro Kihara	55	Senior Executive Officer	Head of Global Products Unit / Deputy Head of Corporate & Institutional Company / Deputy Head of Global Corporate Company
Yasuhiko Ushikubo	54	Senior Executive Officer	Head of Research & Consulting Unit
Naoshi Inomata	54	Senior Executive Officer	Head of Strategic Planning Group (Group CSO)
Makoto Umemiya (1)	56	Senior Executive Officer	Head of Financial Control & Accounting Group (Group CFO)
Motonori Wakabayashi (1)	56	Senior Executive Officer	Head of Risk Management Group (Group CRO)
Nobuhiro Kaminoyama (1)	53	Senior Executive Officer	Head of Human Resources Group (Group CHRO)
Koji Yonei	59	Senior Executive Officer	Co-Head of IT & Systems Group
Masaomi Takada	54	Senior Executive Officer	Head of Compliance Group (Group CCO)
Hisashi Kikuchi	55	Senior Executive Officer	Head of Internal Audit Group (Group CA)

Notes:

(1)	Executive officers concurrently serving as directors.
(2)	Representative Executive Officer.
The executive officers’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:
For information on
Messrs. Tatsufumi Sakai, Seiji imai, Makoto Umemiya, Motonori Wakabayash, and Nobuhiro Kaminoyama,
see “—Directors.”
Mr. Satoshi Ishii
has been Senior Executive Officer / Group Chief Digital Innovation Officer (Group CDIO), Head of IT & Systems Group (Group CIO) and Head of Operations Group (Group COO) since June 2019 and has been Representative Executive Officer since April 2020. Previously, he had been Head of Business Promotion of Mizuho Bank from April 2017 to April 2019; and Head of Human Resources Group (Group CHRO) from April 2015 to April 2017. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank and Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Mr. Masahiro Otsuka
has been Senior Executive Officer / Head of Retail & Business Banking Company since April 2019. Previously, he had been Deputy President of Mizuho Research Institute Ltd. from May 2017 to

April 2019; Deputy Head of Retail & Business Banking Company or in charge of similar responsibilities from April 2015 to April 2017; and General Manager of Retail Banking Coordination Division from April 2012 to April 2015. He concurrently serves as President & CEO of Mizuho Research & Technologies, Ltd.
Mr. Naofumi Fuke
has been Senior Executive Officer /
Co-Head
of Retail & Business Banking Company since April 2020. Previously, he had been Head of Retail & Business Banking Division of Mizuho Securities or in charge of similar responsibilities from May 2016 to April 2021; Chairman (Representative Director) of Nikko Systems Solutions, Ltd. from April 2014 to April 2016; and Senior Executive Managing Director of Nikko Cordial Securities Inc. / SMBC Nikko Securities Inc. from December 2008 to April 2014.
Mr. Masatoshi Yoshihara
has been Senior Executive Officer /
Co-Head
of Global Markets Company since April 2020. Previously, he had been Deputy Head of Global Markets Company or in charge of similar responsibilities; and Executive Officer, General Manager of International Treasury Division of Mizuho Bank.
Mr. Yasuhiro Shibata
has been Senior Executive Officer /
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
Mr. Masamichi Ishikawa
has been Senior Executive Officer / Head of Asset Management Company since April 2020 and Deputy Head of Strategic Planning Group. Previously, he had been Director, Managing Executive Officer of Asset Management One Co., Ltd. from October 2016 to April 2020; and General Manager of Asset Management Coordination Division or in charge of similar responsibilities from April 2015 to October 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank.
Mr. Masahiro Kihara
has been Senior Executive Officer / Head of Global Products Unit, Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company since April 2021. Previously, he had been Head of Strategic Planning Group of Mizuho Securities from April 2020 to April 2021 and Head of Financial Control & Accounting Group of Mizuho Securities or in charge of similar responsibilities from April 2018 to April 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank.
Mr. Yasuhiko Ushikubo
has been Senior Executive Officer / Head of Research & Consulting Unit since April 2020. Previously, he had been Deputy Head of Research & Consulting Unit from April 2019 to April 2020; and General Manager of Industry Research Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank; and Member of the Board of Directors, Deputy President & Executive Officer of Mizuho Research & Technologies, Ltd.
Mr. Naoshi Inomata
has been Senior Executive Officer / Head of Strategic Planning Group (Group CSO) since April 2020. Previously, he had been In charge of Specially Assigned Matters from April 2019 to April 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank and Mizuho Trust & Banking.
Mr. Koji Yonei
has been Senior Executive Officer /
Co-Head
of IT & Systems Group since July 2021. Previously, he had been Vice President, COO of MI Digital Services Co., Ltd; and Deputy Head of IT & Systems Group or in charge of similar responsibilities from April 2013 to April 2020. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank.
Mr. Masaomi Takada
has been Senior Executive Officer / Head of Compliance Group (Group CCO) since April 2020. Previously, he had been General Manager of Executive Secretariat from April 2016 to April 2020. He concurrently serves as Managing Executive Officer of Mizuho Bank and Mizuho Trust & Banking.
Mr. Hisashi Kikuchi
has been Senior Executive Officer / Head of Internal Audit Group (Group CA) since April 2020. Previously, he had been Head of Strategic Planning Group (Group CSO) from April 2018 to April

2020; Member of the Board of Directors from June 2018 to June 2019; and General Manager of Corporate Secretariat from April 2015 to June 2018. He concurrently serves as Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities; and Audit & Supervisory Board Member of Mizuho Research & Technologies, Ltd.
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
The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2021 (basic salaries, stock compensation I (paid or expected to be paid at the time of retirement) and others) and March 31, 2020 (performance payments and stock compensation II (paid during the term in office)) are shown on the following table:

Classification	Number of Persons (Note 2)	Aggregate Amount of Compensation (in millions of yen) (Note 3)	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2021						For the fiscal year ended March 31, 2020
			Basic Salaries		Stock Compensation I (paid or expected to be paid at the time of retirement)		Other		Performance Payments		Stock Compensation II (paid during the term in office)
			Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount
Directors	10	242	10	210	8	31	10	0	—	—	—	—
Executive officers as defined in the Companies Act	20	1,054	16	674	16	71	16	0	12	165	12	142

Notes:
(1)	Fractions are rounded down.
(2)
With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2020 and 2021 are stated.

(3)	With respect to the amounts, the aggregate amounts paid or expected to be paid for the fiscal years ended March 31, 2020 and 2021 are stated.
(4)
The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

(5)
Two directors who resigned as of June 25, 2020 are included in the number of directors in the “Basic Salaries” and “Other” columns for the fiscal year ended March 31, 2021. Four executive officers as defined in the Companies Act who retired as of April 1, 2020 are included in the number of executive officers in the “Performance Payments” and “Stock Compensation II” columns for the fiscal year ended March 31, 2020.

(6)
With respect to the Stock Compensation I for the directors and the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2020 based on each position, as the stock ownership points granted for the fiscal year ended March 31, 2021 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (¥1,369.231 per share).

(7)	The condolence money premiums subsidies concerning the fiscal year ended March 31, 2021 are included in the above table as “Other,” which are based on the decision by the Compensation Committee.
(8)
Because the amount of the performance payments and stock compensation II to be paid with respect to the fiscal year ended March 31, 2021 has not yet been determined at present, the aggregate compensation above does not include the amount of such performance payments and stock compensation II; however, the necessary reserve is recorded for accounting purposes. The metric for such performance payments and stock compensation II for the fiscal year ended March 31, 2021 was our consolidated net business profits and net gains or losses related to ETFs and others. The target amount and result of such metric were ¥570.0 billion and ¥799.7 billion, respectively.

(9)
With respect to the performance payments for executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2020 as the performance payments for the fiscal year ended March 31, 2020 are stated.

(10)
With respect to the Stock Compensation II for the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2020 based on each position and performance, as the stock ownership points granted for the fiscal year ended March 31, 2020 by the book value of Mizuho Financial Group stock (¥1,369.231 per share). Stock Compensation for the fiscal year ended March 31, 2020 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2022.

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

Name (Classification)	Aggregate Amount of Compensation (in millions of yen)	Company	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31,2021			For the fiscal year ended March 31, 2020
			Basic Salaries	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Performance Payments	Stock Compensation II (paid during the term in office)
Tatsufumi Sakai (Executive officer as defined in the Companies Act)	151	Mizuho Financial Group	74	13	0	23	23
		Mizuho Bank	4	0	—	1	1
		Mizuho Trust & Banking	1	0	—	0	0
		Mizuho Securities	2	0	—	0	0

Note:
(1)	Fractions are rounded down.
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
In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2021.
On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2021.
On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2021.
On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2021.
On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2021.
On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2021.
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
On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2021.
Mizuho Financial Group’s Compensation Committee resolved, at the meeting held on May 15, 2015, to discontinue the incentive stock option program along with the introduction of performance payments and stock compensation for directors and officers. In addition, the Compensation Committee resolved, at the meeting held on June 14, 2018, to amend the compensation system in order to further clarify the linkage between business performance and compensation. For further information on the current compensation system, including performance payments and stock compensation, see “Mizuho Financial Group Basic Policy for Executive Compensation” below.
“Mizuho Financial Group Basic Policy for Executive Compensation”
Mizuho Financial Group set out the “Mizuho Financial Group Basic Policy for Executive Compensation” (the “Basic Policy for Executive Compensation”) concerning the determination of compensation for each individual director, executive officer and specialist officer (“Officers, etc.”) of Mizuho Financial Group as well as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Three Core Companies”).
Basic Principle
Executive compensation shall be provided as compensation for the responsibilities assigned to and the performance of each individual director and executive officer (the “Officers”) and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our corporate philosophy.
Executive Compensation System

1.	Executive compensation for each Officer shall be determined based on a pre-determined executive compensation system.

2.
The executive compensation system shall include systems and rules related to, among other factors, payment compensation standard (standard amounts), structure (such as fixed and variable portions), form (such as cash or stocks) and timing (such as regular payment or payment at resignation).

3.	The executive compensation system shall be established in accordance with both domestic and foreign rules and guidelines concerning executive compensation.

4.
The executive compensation system shall reflect our economic and social environment as well as our group’s medium- and long-term business performance, and we shall establish our system appropriately by referring to such systems of other companies, including our competitors, in its establishment.

Control

1.
Part of an Officer’s executive compensation shall be provided on a deferred payment basis over multiple years in order to mitigate risks stemming from actions taken for short-term gains that are excessively risky or could compromise value creation for various stakeholders.

2.	We shall introduce, as necessary, methods to decrease or compel forfeiture of such deferred amounts or to compel forfeiture of, in whole or in part, compensation already paid.
Governance

1.
In order to effectively secure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine important related matters such as this policy, the design of the executive compensation system and the executive compensation for each of director and executive officer as defined in the Companies Act.

2.	All members of the Compensation Committee shall be in principle appointed from among outside directors (or at least non-executive directors), and the Chairman thereof shall be an outside director.
Disclosure
In order to effectively secure transparency with respect to executive compensation, this policy, the executive compensation system and executive compensation that has been decided, shall be disclosed in a lawful, appropriate manner through suitable means.
Compensation System
Compensation for Officers, etc., shall, in principle, consist of a “Basic Salary,” “Performance Payment” and “Stock Compensation.”

(1)	“Basic Salaries” shall factor in the function and responsibility of each Officer, etc., in addition to the standard amount for each position, and payment will be made monthly in cash.

(2)
“Performance Payments” shall be made as a monetary incentive for Officers, etc., to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect the results of organizations (our in-house
companies and units, etc.) that each Officer, etc., is in charge of and the performance of each Officer, etc., in addition to the standard amount for each position. A system shall be adopted which, based on resolution by the Compensation Committee, etc., enables certain amounts of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc., of the company or the individual.

(3)
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

Among the Officers, etc., the compensation system for the directors, the executive officers as defined in the Companies Act, the executive officers as defined in our internal regulations (the “Officers Responsible for Business Execution”) shall be separate from the compensation system for the directors responsible for management supervision
(“Non-Executive
Officers Responsible for Management Supervision”).

1)	The basic compensation system for Officers Responsible for Business Execution shall be a “Basic Salary,” “Performance Payment” and “Stock Compensation I and II.”

(a)
The composition ratio of compensation is determined in accordance with the roles and responsibilities of Officers and is determined so that the composition ratio of fixed compensation for Group CEO is minimized.

(b)	“Performance Payment” shall be paid, in principle, within the range of 0% to 170% of the standard amount for each position.

(c)	“Stock Compensation II” shall be paid, in principle, within the range of 0% to 130% of the standard amount for each position.

2)
The compensation for
Non-Executive
Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function. The compensation system shall consist of “Basic Salaries” and “Stock Compensation I,” and the composition shall, in principle, be 85% and 15% for “Basic Salaries” and “Stock Compensation I,” respectively.

There are cases where compensation for some personnel, including those officers recruited locally in countries other than Japan, may be designed individually in compliance with local compensation regulations while taking into consideration local compensation practices, compensation levels of our competitors and the responsibilities, business characteristics and market value, etc., of each respective officer. For cases where compensation is designed individually, payment of compensation is also made in accordance with the performance of the company or the individual. Payment of compensation is designed to avoid excessive risk-taking through a system which enables certain amount or a portion of deferred payments and non-monetary
payments such as stock, as well as a decrease or forfeiture of the deferred amount depending on the performance, etc., of the company or the individual.

The following diagram shows our executive compensation structure.
«Composition of Compensation»

Type of compensation		Detail of compensation	
Fixed compensation	Basic Salaries (Monetary compensation)	Base Salaries shall factor in the function and responsibility of each of the Officers, in addition to the standard amount for each position, and payment will be made monthly in cash.	
Fixed compensation	Stock Compensation I (Non-monetary compensation)	Payment will be made at the time of resignation of each of the Officers, in the form of shares of common stock of Mizuho Financial Group, in accordance with each position.	
Corporate performance linked compensation and others	Stock Compensation II (Non-monetary compensation)	The payment shall reflect the status of achievement of the 5-Year Business Plan, the results of each of the organizations (in-house companies and units) that each of the Officers is in charge of, and the performance of each of the Officers in addition to the standard amount for each position.	Deferred payments over three years will be made in the form of shares of common stock of Mizuho Financial Group.
Corporate performance linked compensation and others	Performance Payment (Monetary compensation)		A certain amount of deferred payment over three years will be made.

Subject to malus and clawback

Example of composition of compensation for Non-executive officers responsible for management supervision
Example of composition of compensation for officers responsible for business execution
Executive officer as defined in our internal regulations
Group CEO
Only fixed compensation
85.0%
15.0%
100.0%
Stock Compensation
60.0%
65.0%
Stock compensation ratio 15.5%
5.0%
Stock Compensation
10.5%
24.5%
35.0%
42.5%
50.0%
Stock compensation ratio 32.5%
7.5%
Stock Compensation
25.0%
25.0%
50.0%
Low
Variable compensation ratio and stock compensation composition ratio
High

Compensation Determination Process
The Compensation Committee shall determine the executive compensation system, including the compensation system set out in “Compensation System,” taking into account the Basic Policy for Executive Compensation. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and executive officer of Mizuho Financial Group as defined in the Companies Act and approve the compensation of each individual director of the Three Core Companies.
The President & CEO, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer as defined in our internal regulations, and approve the compensation of each individual executive officer of the Three Core Companies.
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
Revision and Abolishment of the Policy
Revision and abolishment of the Basic Policy for Executive Compensation shall be resolved by the Compensation Committee of Mizuho Financial Group.
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
Pursuant to the articles of incorporation, Mizuho Financial Group may have no more than 15 directors. Mizuho Financial Group maintains the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, (i) outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal
Non-Executive
Directors,” and together with outside directors,
“Non-Executive
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
The Board of Directors held 15 meetings in the fiscal year ended March 31, 2021. In particular, the Board had discussions for the progress of our structural reforms and our sustainability initiatives. The average attendance rate was 100%.
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
The Chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least
Non-Executive
Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairman, are outside directors. As of June 23, 2021, the members of the Nominating Committee are Mr. Tatsuo Kainaka (Chairman), Mr. Yoshimitsu Kobayashi, Mr. Takashi Tsukioka, Mr. Masami Yamamoto and Ms. Izumi Kobayashi.
The Nominating Committee held seven meetings in the fiscal year ended March 31, 2021. In particular, the Committee received reports on the status of formulation and operation of the succession plan as well as the human resources development and had discussions on director nomination and appointment for the fiscal year ending March 31, 2022 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.
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
The Chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least
Non-Executive
Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairman, are outside directors. As of June 23, 2021, the members of the Compensation Committee are Mr. Masami Yamamoto (Chairman), Mr. Tatsuo Kainaka and Mr. Takashi Tsukioka.
The Compensation Committee held five meetings in the fiscal year ended March 31, 2021. In particular, the Committee reviewed the revision of the basic policy on executive compensation in light of domestic and international regulations, as well as economic and social conditions, and discussed the ideal form of executive compensation in order to maximize the roles that each director and executive officer should fulfill. The average attendance rate was 100%.
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
Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal
Non-Executive
Directors as full-time members of the Audit Committee. The majority of its members including the Chairman shall be outside directors. Currently, among the four members of the Audit Committee, one member is appointed among Internal
Non-Executive
Directors as full-time members of the Audit Committee, and three members including the Chairman are appointed among outside directors. As of June 23, 2021 the members of the Audit Committee are Mr. Takashi Tsukioka (Chairman), Mr. Tatsuo Kainaka, Mr. Ryoji Sato and Mr. Hisaaki Hirama.
The Audit Committee held 17 meetings in the fiscal year ended March 31, 2021. In particular, the Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided relevant opinions. The average attendance rate was 100%.
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
The Risk Committee held eight meetings in the fiscal year ended March 31, 2021. In particular, the Committee had discussions on the risks of climate change, acknowledgement of overseas risks by region and the operation of risk appetite framework in the fiscal year ending March 31, 2022. The average attendance rate was 100%.

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
The Human Resources Review Meeting was held 10 times in the fiscal year ended March 31, 2021. In particular, the Meeting received reports on the status of formulation and operation of the succession plan and had discussions on the appointment of executive officers for the fiscal year ending March 31, 2022 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.

•	Outside Director Session
The Outside Director Session shall comprise only outside directors and exchange information and share understanding with each other and provide objective and candid opinions to management based on the outside directors’ perspectives as outsiders.
The Outside Director Session was held once in the fiscal year ended March 31, 2021. In particular, the Session had discussions on the management of the Board of Directors and the medium-to
long-term issues. The average attendance rate was 100%.
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
6.D. Employees
As of March 31, 2019, 2020 and 2021, we had 59,132, 57,264 and 54,492 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 15,309 temporary employees during the fiscal year ended March 31, 2021.
The following tables show our full-time employees as of March 31, 2021 and the average number of temporary employees for the fiscal year ended March 31, 2021, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	22,522	9,456
Corporate &Institutional Company	2,259	287
Global Corporate Company	9,181	59
Global Markets Company	1,307	65
Asset Management Company	1,567	119
Others	17,656	5,323

Total	54,492	15,309

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	90.4%	99.7%
Americas	3.5%	0.0%
Europe	1.6%	0.2%
Asia/Oceania (excluding Japan) and others	4.5%	0.1%

Total	100.0%	100.0%

Most of our full-time
non-management
employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership
Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held by its directors and executive officers as of July 1, 2021: One column shows the actual number of shares held; and the other shows the potential number of additional shares to be held (i.e., the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and upon exercise of the stock acquisition rights granted by the former stock option system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Tatsufumi Sakai	39,740	49,152
Seiji Imai	21,908	27,758
Makoto Umemiya	9,686	17,600
Motonori Wakabayashi	8,730	19,394
Nobuhiro Kaminoyama	570	8,054
Yasuhiro Sato	105,452	61,540
Hisaaki Hirama	19,953	10,095
Tatsuo Kainaka	4,017	4,070
Yoshimitsu Kobayashi	1,256	1,700
Ryoji Sato	1,128	1,700
Takashi Tsukioka	—	—
Masami Yamamoto	7,334	2,950
Izumi Kobayashi	2,778	4,070

Executive Officers	Actual number of shares held	Potential number of additional shares to be held
Tatsufumi Sakai	See above	See above
Seiji Imai	See above	See above
Satoshi Ishii	35,783	26,867
Masahiro Otsuka	16,473	18,307
Naofumi Fuke	12,602	36,720
Masatoshi Yoshihara	16,877	17,426
Yasuhiro Shibata	2,906	21,142
Masamichi Ishikawa	7,984	2,360
Masahiro Kihara	2,194	13,772
Yasuhiko Ushikubo	1,852	13,612
Naoshi Inomata	—	9,479
Makoto Umemiya	See above	See above
Motonori Wakabayashi	See above	See above
Nobuhiro Kaminoyama	See above	See above
Koji Yonei	24,240	6,953
Masaomi Takada	1,691	11,405
Hisashi Kikuchi	10,104	16,917
None of the directors or executive officers is the owner of more than one percent of Mizuho Financial Group’s common stock, and no director or executive officer has voting rights with respect to our common stock that are different from any other holder of our common stock.
For information on our former stock option system and current stock compensation system for directors and executive officers, see “Item 6.B Compensation.”

We maintain an employee stock ownership plan under which participating employees of the companies listed below are able to contribute funds deducted from their salary and bonus payments to purchase our shares. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed by the participating employees. The following table shows the number of shares that the plan held as of March 31, 2021:

	As of March 31, 2021
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group
	Mizuho Bank
	Mizuho Trust & Banking
	Mizuho Research Institute
	Mizuho Information & Research Institute

Total		11,698,881

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2021:

	As of March 31, 2021
Name	Number of shares owned	Percentage of outstanding shares
The Master Trust Bank of Japan, Ltd. (trustee account)	210,539,400	8.29
Custody Bank of Japan, Ltd. (trustee account)	114,941,800	4.53
State Street Bank West Client – Treaty 505234	41,977,995	1.65
Custody Bank of Japan, Ltd. (trustee account 5)	41,106,300	1.62
Custody Bank of Japan, Ltd. (trustee account 6)	36,427,700	1.43
Custody Bank of Japan, Ltd. (trustee account 7)	33,474,400	1.32
Custody Bank of Japan, Ltd. (trustee account 1)	32,692,100	1.29
JP Morgan Chase Bank 385781	30,723,102	1.21
Custody Bank of Japan, Ltd. (trustee account 4)	26,582,760	1.05
Custody Bank of Japan, Ltd. (taxable trust money account)	26,416,350	1.04

Total	594,881,907	23.43

As of March 31, 2021, there were 215 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 9% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.
7.B. Related Party Transactions
We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2021, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2021, none of the directors or executive officers, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2021.
During the fiscal year ended March 31, 2021, no loans were made to the directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.
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
Shareholder Return Policy
We implemented disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders. Our shareholder return policy was maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.
Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2021 were ¥75 per share of common stock (each of interim and year-end cash dividends was ¥37.5 per share of common stock (interim cash dividends reflected the impact from the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020)), which was the same amount as the previous fiscal year.
We intend to issue dividends twice per year to shareholders recorded in the shareholder register as of March 31 and September 30 in each year as year-end dividends and as interim dividends, respectively, to return profits to shareholders in a timely way.
In accordance with our articles of incorporation, we may decide to issue dividends by a resolution of the Board of Directors unless otherwise stipulated by laws or regulations. Annual cash dividends for the fiscal year ended March 31, 2021 were decided by a resolution of our Board of Directors.
In response to the development of our capital accumulation, we changed our thoughts with regard to capital management and decided to pursue the optimum balance between capital adequacy, growth investment and enhancement of shareholder return. Our new shareholder return policy is progressive dividends being our principal approach while executing flexible and intermittent share buybacks. As for the dividends, we will decide them based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will determine them with considering our business results and capital adequacy, our stock price and the opportunities for growth investment.
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
Common Stock
General
Unless otherwise specified, set forth below is information concerning our shares of common stock as of the date hereof, including brief summaries of certain provisions of our articles of incorporation, our share handling regulations and the Companies Act relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.
Under our articles of incorporation, we are authorized to issue 4,800,000,000 shares of common stock.
As of March 31, 2021, 2,539,249,894 shares of common stock were issued.
The ordinary general meeting of shareholders held on June 25, 2020 approved the share consolidation in respect of common stock on the basis of one post-consolidation share per ten pre-consolidation shares and a partial amendment to the articles of incorporation to decrease the number of shares of common stock authorized to be issued to 4,800,000,000, and such share consolidation and the decrease of the number of shares of common stock authorized to be issued became effective on October 1, 2020.
Where relevant to the common stock, provisions of our preferred stock are also described below.
Distribution of Surplus
General
Under the Companies Act, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, takes the form of distribution of Surplus (as defined in “—Restriction on Distribution of Surplus”). We are permitted to make distributions of Surplus to our shareholders any number of times per fiscal year, subject to certain limitations described in “—Restriction on Distribution of Surplus.” Under the Companies Act and our articles of incorporation, distributions of Surplus are in principle permitted by a resolution of the Board of Directors as long as our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit and loss, as required by an ordinance of the Ministry of Justice.Distributions of Surplus are, however, required to be authorized by a resolution of a general meeting of shareholders if the aforementioned condition is not met, and even if the aforementioned condition is met, distribution of Surplus may be authorized by a resolution of a general meeting of shareholders.
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
If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2021.
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
Share Consolidation
We may at any time consolidate shares of common stock into a smaller number of shares of common stock by special resolution of a general meeting of shareholders. When a share consolidation is to be made, we must give public notice at least two weeks (or, in the case where any fractions of shares are left as a result of the share consolidation, 20 days) prior to the effective date of the share consolidation. We must disclose the reason for the share consolidation at the general meeting of shareholders.
During the fiscal year ended March 31, 2021, the share consolidation on the basis of one post-consolidation share per ten pre-consolidation shares was approved at the ordinary general meeting of shareholders held on June 25, 2020. As a result, the shares of our common stock held by the shareholders recorded in the shareholder register as of September 30, 2020 was consolidated on October 1, 2020.
After such share consolidation, shareholders who owned fewer than 10 shares as of September 30, 2020, lost their status as shareholders. In addition, shareholders who owned 100 to fewer than 1,000 shares as of September 30, 2020, became owners of shares constituting less than one unit of shares. See “—Unit Share System.”
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
Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders, and request to include the proposal in a notice of a general meeting of shareholders, by submitting a request to a representative executive officer at least eight weeks prior to the date of such meeting. However, the number of proposals that such shareholder may request to be included in such notice is limited up to 10 proposals, and we are able to decline to include the excessive proposals in such notice in the case where the number of proposal requested by each shareholder exceeds 10. Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide.
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

3.
establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan), or establishment of a parent and subsidiary relationship by way of a partial share exchange (kabushiki-kofu), requiring shareholders’ approval;

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

Liquidation Rights
In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions of residual assets relating to the then outstanding preferred stock will be distributed among holders of common stock in proportion to the respective numbers of shares held by them. Regarding distributions of residual assets relating to the then outstanding preferred stock, see “—Preferred Stock—Liquidation Rights.”
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
We may issue stock acquisition rights
(shinkabu yoyakuken
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
Transfer of Shares
At present, JASDEC is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of listed shares under the Act on Book-Entry Transfer of Corporate Bonds, Stocks, etc. (Act No. 75 of 2001, including regulations promulgated thereunder; the “Book-entry Act”). Under the clearing system above, in order for any person to hold, sell or otherwise dispose of listed shares, such person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Act, and only those financial institutions that meet further stringent requirements of the Book-entry Act can open accounts directly at JASDEC. Under the Book-entry Act, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account managing institution or JASDEC. The holder of an account at an account managing institution or JASDEC is presumed to be the legal owner of the shares held in such account. Under the Companies Act and the Book-entry Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against us, a shareholder must have its name and address registered in our register of shareholders. Under the clearing system, such registration is made upon our receipt of necessary information from JASDEC. On the other hand, in order to assert shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders and to request to include the proposal in a notice of a general meeting of shareholders, except for shareholders’ rights to request us to purchase or sell shares constituting less than a full unit (as described in “—Unit Share System”), upon the shareholder’s request, JASDEC shall issue a notice of certain information, including the name and address of such shareholder, to us. Thereafter, such shareholder is required to present us a receipt of the request of the notice in accordance with our share handling regulations. Under the Book-entry Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.
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
Preferred Stock
Unless otherwise specified, the following is a summary of information concerning the shares of our preferred stock as of the date hereof, including brief summaries of the relevant provisions of our articles of incorporation, our share handling regulations and the Companies Act and certain related legislation, all as currently in effect. The detailed rights of our preferred stock are set forth in our articles of incorporation and the resolutions of our Board of Directors or a determination by executive officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant series of preferred stock.
General
Under our articles of incorporation, we are authorized to issue 90,000,000 shares of each of the first to fourth series of class XIV preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XIV preferred stock may not exceed 90,000,000 shares), 90,000,000 shares of each of the first to fourth series of class XV preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XV preferred stock may not exceed 90,000,000 shares), 150,000,000 shares of each of the first to fourth series of class XVI preferred stock (provided that the aggregate number of shares authorized to be issued with respect to the four series of class XVI preferred stock may not exceed 150,000,000 shares).
As of March 31, 2021, there was no outstanding preferred stock.
Preferred Dividends
Payment of annual dividends on shares of common stock is subject to the prior payment of the annual preferred dividends on shares of preferred stock. The amount of preferred dividends for each series of the preferred stock is as follows:

•
Each of the first to fourth series of class XIV preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the Board of Directors or determination by executive officer(s) under the authority delegated by the Board of Directors at the time of issuance, up to a maximum of ¥1,000 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

•
Each of the first to fourth series of class XV preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the Board of Directors or determination by executive officer(s) under the authority delegated by the Board of Directors at the time of issuance, up to a maximum of ¥1,000 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

•
Each of the first to fourth series of class XVI preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the Board of Directors or determination by executive officer(s) under the authority delegated by the Board of Directors at the time of issuance, up to a maximum of ¥1,000 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

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
Liquidation Rights
In the event of our voluntary or involuntary liquidation, holders of our preferred stock will be entitled, equally in rank as among themselves and in preference over shares of common stock, to receive a distribution of ¥10,000 per share out of our residual assets upon our liquidation.
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

(ii)	consolidation or split of shares;

(iii)	pro rated allocation of shares or stock acquisition rights to shareholders without any consideration;

(iv)	granting pre-emptive rights for new shares or stock acquisition rights to shareholders;

(v)	amalgamations or mergers;

(vi)	certain corporate splits;

(vii)	share exchanges;

(viii)	share transfers;

(ix)	partial share exchanges; and

(x)	other matters set forth in the articles of incorporation.
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

•
corporations of which 50% or more of the voting rights are held by (i) individuals not resident in Japan, (ii) judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan, (iii) corporations of which 50% or more of the capital are held by such individuals falling within (i) above and/or judicial persons or other organizations falling within (ii) above, and/or (iv) subsidiary corporations (as defined under the Japan’s Companies Act, but excluding judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan) of such corporation falling within (iii) above;

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
However, a foreign investor seeking to acquire shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation that constitutes an inward direct investment may be eligible for the exemptions, if certain conditions as described below are met. In the case of an acquisition of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation engaged in certain Designated Businesses designated by the Foreign Exchange Act as core sector businesses (the “Core Sector Designated Businesses”), the foreign investor may be exempted from the prior notification requirement if, as a result of such acquisition, the foreign investor, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of such corporation, and such foreign investor complies with the following conditions (the “Exemption Conditions”):

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

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Act (including (a) investors who have records of certain sanctions due to violations of the Foreign Exchange Act and (b) certain investors who are state-owned enterprises or other related entities excluding those who are accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act) and complies with the first three conditions included in the Exemption Conditions, such foreign investor may be eligible for the exemptions, even if, as a result of acquisition of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, such foreign investor, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise 10% or more of the total issued shares or voting rights of a listed corporation engaged in the Core Sector Designated Businesses.
A subsidiary of ours currently engages in the businesses of software designed for cybersecurity business and such businesses fall into the category of the Core Sector Designated Businesses. For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses; (ii) corporations engaged in the Designated Businesses other than the Core Sector Designated Businesses; and (iii) corporations engaged in the Core Sector Designated Businesses. According to the list published by the Minister of Finance as of July 10, 2020, we are classified within category (iii) above.
In addition, if a foreign investor intends to (i) accept authority to exercise proxy voting rights on behalf of another shareholder of a listed corporation engaged in the Designated Businesses, or (ii) obtain consent from another foreign investor holding the voting rights of such corporation to exercise voting rights jointly, or (iii) consent to a proposal at the general meeting of shareholders of such corporation, in each case, that constitutes an inward direct investment as described above, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. In such cases, the newly introduced exemptions from the prior notification requirements may not be available, except for cases where a foreign investor obtains consent from another foreign investor holding the voting rights of such corporation to exercise voting rights jointly in respect of matters other than certain matters controlling or having a material influence on the management of such corporation (as prescribed in the Foreign Exchange Act), including election or removal of directors or transfer of business.
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
Acquisition of ADSs and Deposit and Withdrawal under American Depositary Facility
In respect of the acquisition of ADSs upon the deposit of shares with Mizuho Bank, in its capacity as custodian and agent for the depositary, in Tokyo, or otherwise, or the withdrawal of the underlying shares upon the surrender of the ADR, in each case by a foreign investor, where such acquisition of ADSs or withdrawal of the underlying shares constitutes an inward direct investment, in general, a prior notification will be required unless the exemption is available, as noted above, and if such prior notification is not required due to the exemption, a report will be required, as noted above.
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

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to dividends in respect of the shares or ADSs or the proceeds from the sale, exchange or other disposition of the shares or ADSs paid within the United States, and, in some cases, outside of the United States, to you, unless you are an exempt recipient. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or fail either to report interest and dividends required to be shown on your U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.
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
to, the U.S. Securities and Exchange Commission via the Electronic Data Gathering, Analysis, and Retrieval system. These reports, including this annual report on Form
20-F
and the exhibits thereto, and other information can be inspected on the Commission’s website (https://www.sec.gov).
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
Credit Risk Management
Basic Approach
We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet
instruments), as a result of deterioration in obligors’ financial position. Mizuho Financial Group manages credit risk for the group as a whole. Specifically, Mizuho Financial Group establishes the group’s fundamental credit risk policy to manage major group companies, and monitors and manages the credit risks of the group as a whole.
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
The Balance Sheet & Risk Management Committee and the Credit Committee, each of which is a Business Policy Committee of our principal banking subsidiaries, are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The respective Chief Risk Officers of our principal banking subsidiaries are responsible for matters relating to planning and implementing credit risk management. The credit risk management departments of our principal banking subsidiaries are in charge of planning and administering credit risk management and conducting credit risk measuring and monitoring. Such departments regularly present reports regarding their risk management situation to Mizuho Financial Group. The credit departments of our principal banking subsidiaries determine policies and approve/disapprove individual transactions in terms of credit review, credit management and collection from obligors in accordance with the lines of authority set forth respectively by our principal banking subsidiaries. In addition, our principal banking subsidiaries have established internal audit groups that are independent of the business departments in order to ensure appropriate credit risk management.
Method of Credit Risk Management
We have adopted two different but mutually complementary approaches to credit risk management. The first approach is “individual credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the obligor. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risks and respond appropriately.
Individual Credit Management
Credit Codes
The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit code. Seeking to fulfill the bank’s mission and social responsibilities, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.
Internal Rating System
One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of an internal rating system that consists of credit ratings and pool allocations. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the possibility of ultimately incurring losses related to each individual claim by taking into consideration the nature of any collateral or guarantee and the seniority of the claim. In principle, obligor ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever an obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider obligor ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet
instruments, such obligor ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for credit losses on loans and charge-offs in our self-assessment of loans and off-balance-sheet
instruments.
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

Pool allocations are applied to small claims that are less than a specified amount by pooling obligors and claims with similar risk characteristics and assessing and managing the risk for each such pool. Our principal banking subsidiaries efficiently manage credit risk and credit screening by dispersing a sufficient number of small claims within each pool. Our principal banking subsidiaries generally review the appropriateness and effectiveness of our approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures, which is audited by the Internal Audit Group.
Mizuho Financial Group defines a Restructured Loan as a loan extended to a Watch Obligor when the following conditions are met: an obligor is experiencing financial difficulties; and lending conditions were amended favorably to the obligor such as allowing interest rate reduction, postponement of principal repayment/interest payment, debt forgiveness, etc.
An overdue loan is defined as a loan for a Watch Obligor of which the loan principal or interest is overdue for three months or more following the contractual payment date.
Self-assessment, Provision for Credit Losses on Loans and
Off-Balance-Sheet
Instruments and Charge-Offs
We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for credit losses on loans and off-balance-sheet
instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for credit losses on loans and off-balance-sheet
instruments and charge-offs. Specifically, the credit risk management department of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative departments specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments. In our assessment of the probability of obligor bankruptcy, we deem an obligor that is rated as being insolvent or lower as being bankrupt.
Credit Review
Prevention of new nonaccrual loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business department. In case the screening exceeds the authority of the department, the credit department in charge at headquarters carries out the review. We have specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the obligor and its market, and provides appropriate advice to the business department. In addition, in the case of obligors with low credit ratings and high downside risks, the business department and credit department jointly clarify their credit policy and in appropriate cases assist the obligors at an early stage in working towards credit soundness.
Credit Portfolio Management
Risk Measurement
We use statistical methodologies that involve a risk measurement system (enterprise value corporate valuation model, holding period of one year) to manage the possibility of losses by measuring the expected average loss for a one-year
risk horizon (“Expected Loss”) and the maximum loss within a certain confidence interval (“credit VAR”). The difference between Expected Loss and credit VAR is measured as the credit risk amount (“Unexpected Loss”). The risk measurement system covers the following account items reported by each

Mizuho Financial Group company: credit transactions including loans and discounts; securities; obligor’s liabilities for acceptances and guarantees; deposits and foreign exchange; derivatives including swaps and options;
off-balance-sheet
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
Basic Approach
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
The following tables show the VAR related to our trading activities by risk category for the fiscal years ended March 31, 2019, 2020 and 2021 and as of March 31, 2019, 2020 and 2021:

	Fiscal year ended March 31, 2019			As of March 31, 2019
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.0	¥2.9	¥1.3	¥2.0
Foreign exchange	0.8	2.8	0.1	0.3
Equities	0.6	7.7	0.2	0.5
Commodities	0.0	0.0	0.0	0.0

Total	¥3.4	¥9.2	¥2.4	¥2.6

	Fiscal year ended March 31, 2020			As of March 31, 2020
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.7	¥7.2	¥1.3	¥6.7
Foreign exchange	0.4	1.1	0.1	0.8
Equities	0.6	4.5	0.2	1.7
Commodities	0.0	0.0	0.0	0.0

Total	¥3.8	¥11.8	¥2.3	¥8.3

	Fiscal year ended March 31, 2021			As of March 31, 2021
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥4.3	¥8.6	¥1.7	¥2.6
Foreign exchange	0.7	1.3	0.3	0.4
Equities	1.1	6.6	0.1	0.7
Commodities	0.0	0.0	0.0	0.0

Total	¥5.4	¥9.1	¥2.4	¥2.7

The following graph shows VAR figures of our trading activities for the fiscal year ended March 31, 2021:

The following table shows VAR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2019	2020	2021	Change
	(in billions of yen)
As of fiscal year end	¥2.6	¥8.3	¥2.7	¥(5.5)
Maximum	9.2	11.8	9.1	(2.7)
Minimum	2.4	2.3	2.4	0.1
Average	3.4	3.8	5.4	1.6
Non-trading
Activities
The VAR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month. In addition, as for risk management of banking activities, it is important to properly measure interest rate risk so that we calculate interest risk using appropriate methods such as recognizing demand deposits as “core deposits.”

The following graph shows the VAR related to our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2021:

The following table shows the VAR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2019	2020	2021	Change
	(in billions of yen)
As of fiscal year end	¥194.4	¥361.4	¥249.4	¥(111.9)
Maximum	298.5	361.4	501.7	140.3
Minimum	194.4	167.9	224.0	56.0
Average	255.5	215.7	346.5	130.7
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

Back Testing
In order to evaluate the effectiveness of market risk measurements calculated using the VAR method, we carry out regular back tests to compare VAR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VAR of trading activities for the fiscal year ended March 31, 2021 and the corresponding paired distribution of profits and losses. We had one case where losses exceeded VAR during the period. In addition, we conduct evaluations of the assumptions related to the VAR models. Based on the number of times losses exceeded VAR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VAR models are subject to the approval of our Group Chief Risk Officer.

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
Basic Approach
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
Basic Approach
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

	Definition	Principal Risk Management Methods
Information Technology Risk	Information technology risk (“IT risk”) refers to the risk that problems (e.g. malfunctions, disruptions, etc.) with the computer systems or improper use of the computers in these systems, which cause disruptions of the services provided to customers, or have significant impact on settlement systems, etc., will result in losses for customers, and the incurrence of losses (tangible or intangible) by our group companies.
•  Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.
•  Ensure ongoing project management in systems development and quality control.
•  Strengthen security to prevent information leaks.

	Definition	Principal Risk Management Methods
• Strengthen capabilities for rapidly and effectively dealing with cyberattacks. • Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk	The risk of customers incurring a loss or the risk of the Company Group incurring tangible and/or intangible losses due to the disruption of services to customers or major incidents affecting settlement systems, etc., as a result of inadequate operations caused by fraudulent acts, errors or negligence, etc., of senior executives or employees, or inadequacies in the operational structure itself.
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
•  Analyze degree of influence of regulatory changes and establish countermeasures.

	Definition	Principal Risk Management Methods
• Continuously monitor our regulatory change risk management mentioned above.

Reputational Risk	Risk that the group may incur losses due to damage to our credibility or the value of the “Mizuho” brand when market participants or others learn about, or the media reports on, various adverse events, including actual materialization of risks or false rumors.
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
In the measurement of operational risk equivalent as of March 31, 2021, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model
Operational risk equivalent is calculated as a simple sum of those risk amounts related to the seven loss event types defined in the FSA’s Capital Adequacy Notice, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2021, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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

Compliance Structure
The chief executive officers of Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities generally oversee compliance matters of their respective companies, and the chief executive officer, etc., also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have compliance divisions under their respective chief compliance officers. These divisions are responsible for compliance planning and implementation and control overall compliance management at their respective companies. At the organizational unit level (such as branches and divisions) at each of the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance within such unit.
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
We monitor the status of compliance levels through self-assessments conducted by individual organizational units and through monitoring conducted by the compliance division of each group company.
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
Internal Audit Management Structure
Mizuho Financial Group
Our Internal Audit Committee determines all important matters concerning internal audits at Mizuho Financial Group. The committee is chaired by our President & Group CEO and is independent of our other business operations. The Head of the Internal Audit Group, a group established under our Internal Audit Committee, reports the progress of individual audits and plans to the Audit Committee, responds to requests for inspections, and receives specific instructions from the committee. In addition, our Internal Audit Committee monitors and manages internal audits at our principal banking subsidiaries and other core group companies through internal audit reports submitted by such subsidiaries. Our Internal Audit Committee discusses and makes decisions regarding internal audits at our principal banking subsidiaries and other core group companies and submits the results, together with the results of their examination of the internal audit reports, to the Audit Committee and our Board of Directors.
Mizuho Bank and Mizuho Trust & Banking
Each of Mizuho Bank and Mizuho Trust & Banking has also established an internal audit committee that is independent of their other business operations. In both banks, the Head of the Internal Audit Group reports the progress of individual audits and plans to the audit & supervisory committee, responds to requests for inspections, and receives specific instructions from the committee.
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
The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continued listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2021, the depositary reimbursed us $500,000 for such expenses.

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
under the Securities Exchange Act of 1934) as of March 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2021 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2021 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2021.
Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2021, which appears on page
F-6.
Attestation Report of the Registered Public Accounting Firm
See the attestation report of our independent registered public accounting firm, Ernst & Young ShinNihon LLC, which appears on page F-6.
Changes in Internal Control over Financial Reporting
During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Messrs. Ryoji Sato and Hisaaki Hirama each qualifies as an “audit committee financial expert” as defined in Item 16A of Form
20-F
under the Securities Exchange Act of 1934, as amended. In addition, Mr. Ryoji Sato is determined to be “independent” as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

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
Fees for Services provided by Ernst & Young ShinNihon LLC
The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2020 and 2021 are presented in the following table:

	Fiscal years ended March 31,
	2020	2021
	(in millions of yen)
Audit fees (1)	¥4,962	¥4,924
Audit-related fees (2)	248	277
Tax fees (3)	80	93
All other fees (4)	3	6

Total	¥5,293	¥5,300

Notes:

(1)	Audit fees primarily include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees primarily include fees for services relating to agreed-upon procedures on internal controls and advisory services relating to regulatory filings.
(3)	Tax fees primarily include fees for services relating to the preparation of tax returns and tax advice.

(4)	All other fees primarily include fees for services relating to education to improve the financial business knowledge of our employees.
Pre-Approval Policies and Procedures
We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.
We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee is required prior to each engagement. With respect to such services, full-time audit committee member(s) must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2021:

	Total number of shares purchased (2)	Average price paid per share (2)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2020	150	1,221.3	—	—
May 1 to May 31, 2020	182	1,226.5	—	—
June 1 to June 30, 2020	154	1,354.0	—	—
July 1 to July 31, 2020	690	1,354.7	—	—
August 1 to August 31, 2020	563	1,388.0	—	—
September 1 to September 30, 2020	489	1,421.5	—	—
October 1 to October 31, 2020	53,224	1,307.9	—	—
November 1 to November 30, 2020	43,137	1,395.1	—	—
December 1 to December 31, 2020	25,474	1,349.9	—	—
January 1 to January 31, 2021	26,850	1,409.5	—	—
February 1 to February 28, 2021	36,826	1,503.2	—	—
March 1 to March 31, 2021	54,389	1,619.6	—	—

Total (1)	242,128	1,439.3	—	—

Note:

(1)
A total of 242,128 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2021, due to (i) our purchase of shares constituting less than one (1) unit from registered holders of such shares at the current market price of those shares and (ii) our purchase of all fractions of shares less than one shares resulting from the share consolidation effective as of October 1, 2020. For more information on the share consolidation, see “Item 10.B. Memorandum and Articles of Association—Common Stock—Share Consolidation.”

(2)
Mizuho Financial Group adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. For purposes of the total number of shares purchased and the average price paid per share, we have assumed the effective date of the share consolidation to be April 1, 2020. For more information on the share consolidation, see “Item 10.B. Memorandum and Articles of Association—Common Stock—Share Consolidation.”

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
The information required by this item is set forth in our consolidated financial statements starting on page
F-1
of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated October 1, 2020 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2021 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated April 1, 2018 (English Translation)*

2.1	Form of American Depositary Receipt

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2021 (English Translation)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2021, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018
**
Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018, except Exhibit A thereto. Exhibit A to the Deposit Agreement has been revised as of October 1, 2020. For the latest Exhibit A, see Exhibit 2.1 to this annual report.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential
Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates
The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2019, 2020 and 2021. Average balances are generally based on a daily average.
Month-end
or
quarter-end
averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2019			2020			2021
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	38,914	26	0.07%	34,333	26	0.08%	35,177	29	0.08%
Foreign	5,951	95	1.59%	5,716	79	1.39%	8,785	15	0.17%

Total	44,865	121	0.27%	40,049	105	0.26%	43,962	44	0.10%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	6,201	32	0.51%	9,322	27	0.30%	10,132	4	0.04%
Foreign	9,924	228	2.30%	11,301	249	2.21%	10,564	40	0.38%

Total	16,125	260	1.62%	20,623	276	1.34%	20,696	44	0.22%

Trading account assets:
Domestic	5,930	71	1.19%	7,753	72	0.93%	6,386	79	1.24%
Foreign	9,197	141	1.53%	8,859	150	1.69%	13,243	158	1.19%

Total	15,127	212	1.40%	16,612	222	1.34%	19,629	237	1.21%

Investments:
Domestic	20,109	137	0.68%	16,532	85	0.51%	24,617	68	0.27%
Foreign	4,471	95	2.13%	4,096	81	1.98%	4,164	45	1.07%

Total	24,580	232	0.95%	20,628	166	0.80%	28,781	113	0.39%

Loans (1) :
Domestic	55,897	531	0.95%	54,777	535	0.98%	59,115	488	0.82%
Foreign	28,037	851	3.03%	28,827	846	2.94%	32,355	531	1.64%

Total	83,934	1,382	1.65%	83,604	1,381	1.65%	91,470	1,019	1.11%

Total interest-earning assets:
Domestic	127,051	797	0.63%	122,717	745	0.61%	135,427	668	0.49%
Foreign	57,580	1,410	2.45%	58,799	1,405	2.39%	69,111	789	1.14%

Total	184,631	2,207	1.20%	181,516	2,150	1.19%	204,538	1,457	0.71%

Noninterest-earning assets:
Cash and due from banks	3,832			3,465			3,490
Other noninterest-earning assets (2)	17,646			18,146			18,917
Allowance for credit losses	(297)			(346)			(623)

Total noninterest-earning assets	21,181			21,265			21,784

Total average assets	205,812			202,781			226,322

Notes:
(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 31.3%, 32.5% and 34.1%, respectively, for the fiscal years ended March 31, 2019, 2020 and 2021.

	2019			2020			2021
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	87,168	94	0.11%	87,143	90	0.10%	92,761	26	0.03%
Foreign	26,693	519	1.95%	27,507	526	1.91%	31,070	134	0.43%

Total	113,861	613	0.54%	114,650	616	0.54%	123,831	160	0.13%

Short-term borrowings (1) :
Domestic	14,011	69	0.49%	10,918	63	0.58%	15,087	25	0.17%
Foreign	15,094	357	2.37%	15,112	334	2.21%	20,282	50	0.25%

Total	29,105	426	1.47%	26,030	397	1.53%	35,369	75	0.21%

Trading account liabilities:
Domestic	1,735	34	1.93%	1,591	41	2.59%	1,574	47	3.00%
Foreign	1,249	16	1.29%	1,009	12	1.16%	794	6	0.70%

Total	2,984	50	1.66%	2,600	53	2.04%	2,368	53	2.22%

Long-term debt:
Domestic	12,285	217	1.77%	9,631	198	2.05%	9,892	175	1.77%
Foreign	701	7	0.95%	678	7	1.13%	816	5	0.65%

Total	12,986	224	1.72%	10,309	205	1.99%	10,708	180	1.68%

Total interest-bearing liabilities:
Domestic	115,199	414	0.36%	109,283	392	0.36%	119,314	273	0.23%
Foreign	43,737	899	2.06%	44,306	879	1.98%	52,962	195	0.37%

Total	158,936	1,313	0.83%	153,589	1,271	0.83%	172,276	468	0.27%

Noninterest-bearing liabilities (2)	38,548			40,803			45,482

Equity	8,328			8,389			8,564

Total average liabilities and equity	205,812			202,781			226,322

Net interest income and average interest rate spread		894	0.37%		879	0.36%		989	0.44%

Net interest income as a percentage of average total interest-earning assets			0.48%			0.48%			0.48%

Notes:
(1)	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.
Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 27.6%, 29.2% and 29.3%, respectively, for the fiscal years ended March 31, 2019, 2020 and 2021.

Analysis of net interest income
The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2020 compared to the fiscal year ended March 31, 2019 and the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2020. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2020 versus fiscal year ended March 31, 2019			Fiscal year ended March 31, 2021 versus fiscal year ended March 31, 2020
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield
	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	(3)	3	—	1	2	3
Foreign	(4)	(12)	(16)	5	(69)	(64)

Total	(7)	(9)	(16)	6	(67)	(61)

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	9	(14)	(5)	—	(23)	(23)
Foreign	30	(9)	21	(15)	(194)	(209)

Total	39	(23)	16	(15)	(217)	(232)

Trading account assets:
Domestic	17	(16)	1	(13)	20	7
Foreign	(5)	14	9	52	(44)	8

Total	12	(2)	10	39	(24)	15

Investments:
Domestic	(22)	(30)	(52)	22	(39)	(17)
Foreign	(8)	(6)	(14)	1	(37)	(36)

Total	(30)	(36)	(66)	23	(76)	(53)

Loans:
Domestic	(10)	14	4	36	(83)	(47)
Foreign	23	(28)	(5)	58	(373)	(315)

Total	13	(14)	(1)	94	(456)	(362)

Total interest and dividend income:
Domestic	(9)	(43)	(52)	46	(123)	(77)
Foreign	36	(41)	(5)	101	(717)	(616)

Total	27	(84)	(57)	147	(840)	(693)

	Fiscal year ended March 31, 2020 versus fiscal year ended March 31, 2019			Fiscal year ended March 31, 2021 versus fiscal year ended March 31, 2020
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate
	(in billions of yen)
Interest expense:
Deposits:
Domestic	—	(4)	(4)	1	(65)	(64)
Foreign	16	(9)	7	15	(407)	(392)

Total	16	(13)	3	16	(472)	(456)

Short-term borrowings:
Domestic	(15)	9	(6)	7	(45)	(38)
Foreign	—	(23)	(23)	13	(297)	(284)

Total	(15)	(14)	(29)	20	(342)	(322)

Trading account liabilities:
Domestic	(3)	10	7	—	6	6
Foreign	(3)	(1)	(4)	(2)	(4)	(6)

Total	(6)	9	3	(2)	2	—

Long-term debt:
Domestic	(47)	28	(19)	5	(28)	(23)
Foreign	—	—	—	1	(3)	(2)

Total	(47)	28	(19)	6	(31)	(25)

Total interest expense:
Domestic	(65)	43	(22)	13	(132)	(119)
Foreign	13	(33)	(20)	27	(711)	(684)

Total	(52)	10	(42)	40	(843)	(803)

Net interest income:
Domestic	56	(86)	(30)	33	9	42
Foreign	23	(8)	15	74	(6)	68

Total	79	(94)	(15)	107	3	110

II. Investment portfolio
The following table shows the amortized cost, fair value and net unrealized gains (losses) of available-for-sale
and
held-to-maturity
securities at March 31, 2019, 2020 and 2021:

	2019			2020			2021
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	11,889	11,897	8	12,652	12,603	(49)	20,954	20,921	(33)
Agency mortgage-backed securities (1)	503	517	14	495	505	10	513	521	8
Corporate bonds and other debt securities	2,546	2,560	14	2,801	2,807	6	3,140	3,154	14

Total domestic	14,938	14,974	36	15,948	15,915	(33)	24,607	24,596	(11)

Foreign:
U.S. Treasury bonds and federal agency securities	1,009	1,009	—	927	935	8	907	911	4
Other foreign government bonds	1,342	1,342	—	1,408	1,411	3	1,505	1,507	2
Agency mortgage-backed securities (2)	27	27	—	—	—	—	—	—	—
Corporate bonds and other debt securities	778	781	3	850	852	2	838	839	1

Total foreign	3,156	3,159	3	3,185	3,198	13	3,250	3,257	7

Total	18,094	18,133	39	19,133	19,113	(20)	27,857	27,853	(4)

Held-to-maturity securities:
Domestic:
Japanese government bonds	1,120	1,140	20	480	493	13	480	490	10

Total domestic	1,120	1,140	20	480	493	13	480	490	10

Foreign:
Agency mortgage-backed securities (3)	484	470	(14)	382	382	—	407	414	7

Total foreign	484	470	(14)	382	382	—	407	414	7

Total	1,604	1,610	6	862	875	13	887	904	17

Notes:
(1)	All domestic agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(3)	All foreign agency mortgage-backed securities presented in this line are Ginnie Mae securities.

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale
and
held-to-maturity
debt securities at March 31, 2021. Fair value and amortized cost are the basis of the book value for available-for-sale
and
held-to-maturity
debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in billions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	15,466	(0.13)%	4,388	(0.16)%	1,014	(0.27)%	53	0.32%	20,921	(0.14)%
Agency mortgage-backed securities	—	—	—	—	—	—	521	0.90%	521	0.90%
Corporate bonds and other debt securities	164	0.22%	1,362	0.26%	985	0.23%	643	2.17%	3,154	0.64%

Total domestic	15,630	(0.13)%	5,750	(0.06)%	1,999	(0.03)%	1,217	1.55%	24,596	(0.02)%

Foreign:
U.S. Treasury bonds and federal agency securities	266	0.88%	645	0.45%	—	—	—	—	911	0.58%
Other foreign government bonds	1,174	0.17%	331	0.83%	1	7.86%	1	7.37%	1,507	0.32%
Agency mortgage-backed securities	—	—	—	—	—	—	—	6.00%	—	6.00%
Corporate bonds and other debt securities	454	1.14%	308	2.30%	70	1.60%	7	0.04%	839	1.60%

Total foreign	1,894	0.50%	1,284	1.00%	71	1.69%	8	1.18%	3,257	0.72%

Total	17,524	(0.06)%	7,034	0.13%	2,070	0.03%	1,225	1.54%	27,853	0.06%

Held-to-maturity securities:
Domestic:
Japanese government bonds	—	—	480	0.67%	—	—	—	—	480	0.67%

Total domestic	—	—	480	0.67%	—	—	—	—	480	0.67%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	407	3.25%	407	3.25%

Total foreign	—	—	—	—	—	—	407	3.25%	407	3.25%

Total	—	—	480	0.67%	—	—	407	3.25%	887	1.85%

Other than Japanese government bonds, the MHFG Group did not have any securities of individual issuers with respect to which their aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2021.
In addition to
Available-for-sale
securities and
Held-to-maturity
securities, the MHFG Group’s Investments also include Equity securities and Other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding Equity securities and Other investments.

III. Loan portfolio
Types of loans
The following table shows loans outstanding by domicile and industry of borrower at March 31, 2017, 2018, 2019, 2020 and 2021:

	2017	2018	2019	2020	2021
	(in billions of yen)
Domestic:
Manufacturing	8,730	8,150	9,554	9,731	11,011
Construction and real estate	7,751	8,095	8,950	9,603	10,492
Services	4,633	4,924	5,017	5,993	6,406
Wholesale and retail	5,131	5,108	5,159	5,220	5,357
Transportation and communications	3,567	3,632	3,693	3,833	3,886
Banks and other financial institutions	4,087	4,527	4,346	4,635	4,696
Government and public institutions	8,532	8,882	2,359	2,199	1,898
Other industries (Note)	4,426	5,013	5,473	5,389	5,918
Individuals:
Mortgage loans	9,960	9,445	8,950	8,567	8,194
Other	840	884	908	861	790

Total domestic	57,657	58,660	54,409	56,031	58,648

Foreign:
Commercial and industrial	16,972	17,225	19,126	20,819	19,455
Banks and other financial institutions	7,403	7,435	9,087	10,475	10,449
Government and public institutions	217	303	297	317	177
Other	191	38	33	35	19

Total foreign	24,783	25,001	28,543	31,646	30,100

Total	82,440	83,661	82,952	87,677	88,748
Less: Unearned income and deferred loan fees—net	156	146	152	149	167

Total loans before allowance for credit losses on loans	82,284	83,515	82,800	87,528	88,581

Note:	Other industries of domestic includes trade receivables and lease receivables of consolidated variable interest entities.
There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Maturities and sensitivities of loans to changes in interest rates
The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2021:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in billions of yen)
Domestic:
Manufacturing	4,065	4,827	2,119	11,011
Construction and real estate	1,743	4,219	4,530	10,492
Services	2,772	2,714	920	6,406
Wholesale and retail	3,050	1,822	485	5,357
Transportation and communications	1,191	1,916	779	3,886
Banks and other financial institutions	2,252	1,922	522	4,696
Government and public institutions	1,361	269	268	1,898
Other industries	3,508	1,284	1,126	5,918
Individuals	1,242	2,145	5,597	8,984

Total domestic	21,184	21,118	16,346	58,648
Foreign:
Total foreign	14,876	12,968	2,256	30,100

Total	36,060	34,086	18,602	88,748

Of the above loans due after one year, loans which have floating rates and fixed rates at March 31, 2021 are as follows:

(in billions of yen)
Floating rates	39,554
Fixed rates	13,134

Total	52,688

Nonaccrual loans
The MHFG Group considers loans to be nonaccrual when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. Nonaccrual loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310, “Receivables”(“ASC 310”). There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The following table shows the distribution of nonaccrual loans at March 31, 2017, 2018, 2019, 2020 and 2021 by domicile and industry of borrower:

	2017	2018	2019	2020	2021
	(in billions of yen)
Domestic:
Manufacturing	379	142	109	159	568
Construction and real estate	57	41	46	55	56
Services	66	58	74	81	164
Wholesale and retail	147	131	135	148	149
Transportation and communications	23	28	31	23	23
Banks and other financial institutions	6	12	10	12	23
Other industries	7	4	9	19	10
Individuals	105	90	81	84	87

Total domestic	790	506	495	581	1,080
Foreign:
Total foreign	191	109	151	135	144

Total nonaccrual loans	981	615	646	716	1,224

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic and foreign nonaccrual loans outstanding during the fiscal year ended March 31, 2021 would have been ¥17 billion and ¥4 billion, respectively. The MHFG group recognized interest income on these domestic and foreign loans of ¥17 billion and ¥2 billion, respectively, in the consolidated statements of income for the fiscal year ended March 31, 2021.

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
The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2019, 2020 and 2021:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in billions of yen, except percentages)
2019
United States	1,440	352	3,966	5,758	2.91%	7,847
United Kingdom	10	664	2,829	3,503	1.77%	1,210
France	1,475	177	955	2,607	1.32%	619

2020
United States	5,085	621	7,324	13,030	6.17%	7,014
United Kingdom	6	570	3,815	4,391	2.08%	893
France	734	278	1,406	2,418	1.15%	629

2021
United States	4,007	513	10,787	15,307	6.91%	8,459
United Kingdom	29	397	2,862	3,288	1.48%	1,393
France	367	189	1,589	2,145	0.97%	931

IV. Summary of loan loss experience
The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2017, 2018, 2019, 2020 and 2021:

	2017	2018	2019	2020	2021
	(in billions of yen, except percentages)
Allowance for credit losses on loans at beginning of fiscal year	451	480	310	307	441
April 1,2020 adoption of CECL	—	—	—	—	156

Adjusted Balance at beginning of period	451	480	310	307	597
Provision (credit) for credit losses on loans	38	(126)	32	156	113

Charge-offs:
Domestic:
Manufacturing	2	6	4	6	19
Construction and real estate	1	—	1	1	1
Services	3	5	2	2	4
Wholesale and retail	6	12	10	16	10
Transportation and communications	1	1	—	1	3
Other industries	—	—	2	—	—
Individuals	7	5	5	5	4

Total domestic	20	29	24	31	41
Total foreign	11	27	24	13	38

Total charge-offs	31	56	48	44	79

Recoveries:
Domestic:
Manufacturing	1	1	1	1	1
Construction and real estate	2	1	1	20	—
Services	1	2	1	1	—
Wholesale and retail	5	1	3	4	2
Transportation and communications	4	—	—	—	—
Banks and other financial institutions	—	1	—	—	—
Individuals	3	2	1	1	1

Total domestic	16	8	7	27	4
Total foreign	10	7	7	1	10

Total recoveries	26	15	14	28	14

Net charge-offs	5	41	34	16	65

Others (Note)	(4)	(3)	(1)	(6)	6
Balance at end of fiscal year	480	310	307	441	651

Ratio of net charge-offs to average loans outstanding	0.01%	0.05%	0.04%	0.02%	0.07%

Note: Others includes primarily foreign exchange translation.

The following table shows an allocation of the MHFG Group’s allowance for credit losses by on loans domicile and industry of borrower at March 31, 2017, 2018, 2019, 2020 and 2021:

	2017		2018		2019		2020		2021
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Manufacturing	201	10.59%	85	9.74%	75	11.52%	135	11.10%	233	12.41%
Construction and real estate	20	9.40%	17	9.68%	18	10.79%	40	10.95%	40	11.82%
Services	28	5.62%	20	5.88%	23	6.05%	34	6.84%	90	7.22%
Wholesale and retail	63	6.22%	52	6.11%	48	6.22%	69	5.95%	56	6.04%
Transportation and communications	10	4.33%	10	4.34%	17	4.45%	12	4.37%	31	4.38%
Banks and other financial institutions	13	4.96%	20	5.41%	4	5.24%	6	5.29%	21	5.29%
Other industries (Note)	6	15.72%	7	16.61%	11	9.44%	14	8.66%	19	8.80%
Individuals	34	13.10%	25	12.35%	20	11.88%	20	10.75%	75	10.12%
Mortgage loans	27	12.08%	19	11.29%	15	10.79%	13	9.77%	67	9.23%
Other	7	1.02%	6	1.06%	5	1.09%	7	0.98%	8	0.89%

Total domestic	375	69.94%	236	70.12%	216	65.59%	330	63.91%	565	66.08%
Total foreign	105	30.06%	74	29.88%	91	34.41%	111	36.09%	86	33.92%

Total allowance for credit losses on loans	480	100.00%	310	100.00%	307	100.00%	441	100.00%	651	100.00%

Note: Other industries includes government and public institutions.

V. Deposits
The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019		2020		2021
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	22,116	—%	23,219	—%	26,604	—%
Interest-bearing demand deposits	53,700	0.02%	57,080	0.02%	62,739	—%
Time deposits	26,424	0.31%	21,943	0.36%	19,837	0.12%
Certificates of deposit	7,044	0.01%	8,120	0.01%	10,185	0.01%

Foreign offices:
Noninterest-bearing demand deposits	1,750	—%	2,093	—%	2,112	—%
Interest-bearing deposits, principally time deposits	20,169	1.93%	20,957	1.90%	24,573	0.44%
Certificates of deposit	6,524	1.99%	6,550	1.93%	6,497	0.41%

Total	137,727	0.45%	139,962	0.44%	152,547	0.11%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2019, 2020 and 2021 were ¥1,625 billion, ¥1,512 billion and ¥1,298 billion, respectively.
At March 31, 2021, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$90 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2021) or more and the balances of these deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	5,480	8,870	14,350
Due after three months through six months	2,447	1,074	3,521
Due after six months through twelve months	2,893	501	3,394
Due after twelve months	1,038	154	1,192

Total	11,858	10,599	22,457
Foreign offices	14,979	6,594	21,573

Total	26,837	17,193	44,030

VI. Short-term borrowings
The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in billions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	2,534	377	470
Maximum balance outstanding at any month-end during the fiscal year	4,125	452	618
Balance at end of fiscal year	312	250	381
Weighted average interest rate during the fiscal year	0.02%	0.15%	0.16%
Weighted average interest rate on balance at end of fiscal year	0.21%	0.22%	0.15%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	24,609	23,691	26,761
Maximum balance outstanding at any month-end during the fiscal year	27,694	22,616	24,994
Balance at end of fiscal year	19,280	21,658	21,128
Weighted average interest rate during the fiscal year	1.60%	1.55%	0.21%
Weighted average interest rate on balance at end of fiscal year	1.53%	1.15%	0.11%

Other short-term borrowings:
Average balance outstanding during the fiscal year	1,962	1,962	8,138
Maximum balance outstanding at any month-end during the fiscal year	2,091	4,914	9,629
Balance at end of fiscal year	1,995	4,914	9,086
Weighted average interest rate during the fiscal year	1.67%	1.49%	0.22%
Weighted average interest rate on balance at end of fiscal year	1.99%	0.63%	0.12%

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
of Mizuho Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 2, 2021 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Notes 1 and 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses in the year ended March 31, 2021. As explained below, auditing the Company’s allowance for credit losses, was a critical audit matter.
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

Allowance for Credit Losses

Description of the Matter
The Company’s loan portfolio and the associated allowance for credit losses (ACL) for the loan portfolio, were JPY 88,581 billion and JPY 651 billion as of March 31, 2021, respectively. As discussed in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses involves significant judgment on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the development of qualitative adjustments. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default (PD), whereby the Company’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Company’s estimated exposure at default (EAD). The credit loss factors incorporate the PD as well as the loss given default (LGD) based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the PD.

The Company’s methodology for determining the appropriate ACL on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments. The Company incorporated the estimated impact of
COVID-19
pandemic into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.

Auditing management’s loan ACL estimate is challenging and complex due to the models used to estimate the PD, LGD and EAD which incorporate a forward-looking macroeconomic scenario and subjective nature of the qualitative factors which require auditor judgment. Therefore, professionals with specialized skills and knowledge as well as experience in the industry are necessary.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s process for establishing the loan ACL, including management’s controls over (i) selection and implementation of forward-looking macro-economic factors used in determining PD, LGD and EAD, (ii) expected loss models and methodologies used in quantitative calculations, including model validation, (iii) completeness and accuracy of key inputs and assumptions used in quantitative calculations and (iv) adjustments to reflect management’s consideration of qualitative factors.

With the support of our specialists, we assessed the macro-economic scenario by, among other procedures, evaluating management’s methodology and agreeing a sample of key economic factors used to external sources. We also performed and considered the results of various sensitivity analyses and analytical procedures, including comparison of a sample of the key economic factors to alternative external sources, historical statistics and peer bank information.

With respect to expected loss models, with the support of our specialists, we evaluated model calculation design and re-performed the
calculation for a sample of models. We also tested the appropriateness of key inputs and assumptions used in these models by agreeing a sample of inputs to internal sources, including historical loss statistics.

Regarding management’s qualitative adjustments to the quantitative calculation, with support of our specialists, we evaluated the macro-economic factors and emerging risks related to changes in the environment impacting specific portfolio segments. We also evaluated and tested internal and external data used in the qualitative adjustments by agreeing significant inputs and underlying data to internal and external sources, when available, that corroborated or contradicted management’s assumptions used in the qualitative adjustments.

We evaluated the overall loan ACL amount, including model estimates and qualitative adjustments to the quantitative calculation, and whether the ACL appropriately reflects expected credit losses on the loan portfolio. We reviewed peer-bank information, subsequent events and transactions including changes to the obligor ratings and other credit trends and considered whether they corroborate or contradict the Company’s measurement of the ACL.

Valuation of Certain Level 3 Financial Instruments

Description of the Matter
As described in Notes 1 and 27 to the consolidated financial statements, the Company carries various types of over-the-counter
derivatives (equity related contracts, interest rate contracts, foreign exchange contracts, and credit-related contracts) and long-term debt instruments with embedded derivatives measured at fair value. The Company carried JPY 78 billion, JPY 66 billion and JPY 713 billion of derivative assets, derivative liabilities and long-term debt with embedded derivatives measured at fair value, respectively. These financial instruments are classified within Level 3 of the fair value hierarchy, which is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, as of March 31, 2021. Management utilizes internally developed valuation models and unobservable inputs to value certain level 3 financial instruments. The significant unobservable inputs used by management to value these financial instruments include correlation and volatility.

Auditing management’s determination of the valuation of certain level 3 financial instruments is challenging because the determination of certain significant unobservable inputs requires significant judgment and effort in performing procedures related to valuing these instruments.

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
July 2, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
of Mizuho Financial Group, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes and our report dated July 2, 2021 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
July 2, 2021

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2020 AND 2021

	2020	2021
	(in millions of yen)
Assets:
Cash and due from banks	2,325,139	1,600,555
Interest-bearing deposits in other banks	39,625,975	47,133,541
Call loans and funds sold	1,006,991	858,806
Receivables under resale agreements	18,580,919	11,623,438
Receivables under securities borrowing transactions	2,216,059	2,694,107
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,978,497 million in 2020 and ¥6,249,224 million in 2021)	28,092,871	26,753,109
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,036,534 million in 2020 and ¥1,416,772 million in 2021)	19,112,952	27,853,035
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥297,240 million in 2020 and ¥97,949 million in 2021)	862,031	887,149
Equity securities	3,256,717	3,785,916
Other investments	443,951	515,346
Loans (Notes 4 and 5)	87,528,088	88,580,867
Allowance for credit losses on loans	(440,855)	(650,849)

Loans, net of allowance	87,087,233	87,930,018
Premises and equipment—net (Note 6)	1,856,248	1,811,458
Due from customers on acceptances	167,764	237,348
Accrued income	323,632	316,834
Goodwill (Note 7)	92,997	92,695
Intangible assets (Note 7)	64,689	56,121
Deferred tax assets	136,713	44,970
Other assets (Note 12)	5,965,879	7,457,028

Total assets	211,218,760	221,651,474

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2020	2021
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	8,749	315
Interest-bearing deposits in other banks	61,439	46,143
Call loans and funds sold	422,304	269,030
Trading account assets	2,438,607	2,539,589
Investments	62,262	100,928
Loans, net of allowance	2,285,831	8,277,276
All other assets	535,954	540,124

Total assets	5,815,146	11,773,405

See the accompanying Notes to the Consolidated Financial Statements.

F-
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
MARCH 31, 2020 AND 2021

	2020	2021
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	28,109,943	29,818,303
Interest-bearing deposits	86,651,036	92,037,375
Foreign:
Noninterest-bearing deposits	2,186,203	2,332,218
Interest-bearing deposits	28,001,485	26,822,708
Due to trust accounts	249,737	380,793
Call money and funds purchased	2,263,076	1,312,790
Payables under repurchase agreements (Note 29)	17,970,662	18,607,147
Payables under securities lending transactions (Note 29)	1,423,638	1,208,031
Other short-term borrowings (Note 11)	4,914,485	9,085,912
Trading account liabilities	12,416,785	10,877,538
Bank acceptances outstanding	167,764	237,348
Income taxes payable	68,557	56,665
Deferred tax liabilities	25,874	76,957
Accrued expenses	249,344	194,303
Long-term debt (including liabilities accounted for at fair value of ¥ 2,537,082 million in 2020, and ¥ 2,703,021 million in 2021) (Notes 11 and 27)	10,346,152	11,706,471
Other liabilities (Note 12)	6,998,395	7,208,758

Total liabilities	202,043,136	211,963,317

Commitments and contingencies (Note 23)

Equity:
MHFG shareholders’ equity:
Common stock (Note 14)—no par value, authorized 4,800,000,000 shares in 2020 and 2021, and issued 2,539,249,894 shares in 2020 and 2021	5,827,500	5,826,863
Retained earnings	2,700,774	2,967,385
Accumulated other comprehensive income (loss), net of tax (Note 16)	(9,494)	318,114
Less: Treasury stock, at cost—Common stock 3,210,681 shares in 20 20 , and 3,889,782 shares in 202 1	(6,415)	(7,124)

Total MHFG shareholders’ equity	8,512,365	9,105,238
Noncontrolling interests	663,259	582,919

Total equity	9,175,624	9,688,157

Total liabilities and equity	211,218,760	221,651,474

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2020	2021
	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	138,094	73,630
Other short-term borrowings	60,086	36,546
Trading account liabilities	34,205	58,935
Long-term debt	330,863	593,719
All other liabilities	948,715	954,599

Total liabilities	1,511,963	1,717,429

See the accompanying Notes to the Consolidated Financial Statements.

F-
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

	2019	2020	2021
	(in millions of yen)

Interest and dividend income:
Loans, including fees	1,381,553	1,380,828	1,018,766
Investments:
Interest	144,199	89,749	55,482
Dividends	88,289	76,150	56,847
Trading account assets	211,749	221,983	236,620
Call loans and funds sold	5,547	5,434	2,186
Receivables under resale agreements and securities borrowing transactions	254,862	271,598	42,350
Deposits in other banks	121,244	105,430	44,305

Total interest and dividend income	2,207,443	2,151,172	1,456,556

Interest expense:
Deposits	613,570	615,785	160,315
Trading account liabilities	49,660	52,955	52,682
Call money and funds purchased	11,121	8,830	1,829
Payables under repurchase agreements and securities lending transactions	382,045	358,862	54,655
Other short-term borrowings	33,313	29,813	18,432
Long-term debt	223,767	205,136	180,026

Total interest expense	1,313,476	1,271,381	467,939

Net interest income	893,967	879,791	988,617
Provision (credit) for credit losses (Note 3 and 5)	32,459	156,200	112,776

Net interest income after provision (credit) for credit losses	861,508	723,591	875,841

Noninterest income (Note 25):
Fee and commission income	853,290	867,885	912,684
Foreign exchange gains (losses)—net (Note 26)	93,577	44,345	89,267
Trading account gains (losses)—net (Note 26)	328,841	745,692	120,596
Investment gains (losses)—net:
Debt securities	(3,842)	31,032	(22,032)
Equity securities	(155,947)	(557,391)	850,567
Equity in earnings (losses) of equity method investees—net	29,172	34,012	31,027
Gains on disposal of premises and equipment	5,145	2,583	7,125
Other noninterest income	72,135	139,582	52,086

Total noninterest income	1,222,371	1,307,740	2,041,320

Noninterest expenses:
Salaries and employee benefits	682,645	677,332	685,692
General and administrative expenses	761,528	649,498	623,732
Occupancy expenses	207,814	214,851	206,470
Fee and commission expenses	189,722	194,010	190,489
Provision (credit) for credit losses on off-balance-sheet instruments	(8,969)	19,262	18,007
Other noninterest expenses	166,079	122,888	164,007

Total noninterest expenses	1,998,819	1,877,841	1,888,397

Income before income tax expense	85,060	153,490	1,028,764
Income tax expense (Note 19)	9,335	47,175	210,716

Net income	75,725	106,315	818,048
Less: Net income (loss) attributable to noncontrolling interests	(8,746)	(43,880)	236,283

Net income attributable to MHFG shareholders	84,471	150,195	581,765

Earnings per common share (Note 18):	(in yen)
Basic net income per common share	33.31	59.19	229.27

Diluted net income per common share	33.30	59.19	229.26

Dividends per share:
Class XI preferred stock	—	—	—
Common stock	75.00	75.00	75.00

See the accompanying Notes to the Consolidated Financial Statements.

F-
10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

	2019	2020	2021
	(in millions of yen)

Net income (Note)	75,725	106,315	818,048

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	(9,472)	(41,483)	11,534
Foreign currency translation adjustments, net of tax	(23,781)	(50,576)	22,695
Pension liability adjustments, net of tax	(24,168)	(126,915)	328,066
Own credit risk adjustments, net of tax	14,476	46,919	(35,187)

Total other comprehensive income (loss), net of tax	(42,945)	(172,055)	327,108

Total comprehensive income (loss)	32,780	(65,740)	1,145,156
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(8,960)	(43,472)	235,784

Total comprehensive income (loss) attributable to MHFG shareholders	41,740	(22,268)	909,372

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

F-
11

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

	2019		2020		2021
	(in millions of yen)
Common stock:

Balance at beginning of fiscal year	5,826,383		5,829,657		5,827,500
Issuance of new shares of common stock due to exercise of stock acquisition rights	438		—		—
Performance-based stock compensation program	(282)		(178)		(110)
Other	3,118		(1,979)		(527)

Balance at end of fiscal year	5,829,657		5,827,500		5,826,863

Retained earnings:
Balance at beginning of fiscal year, previously reported	1,306,141		2,740,545		2,700,774
Cumulative effect of change in accounting principles, net of tax (Note 2)	1,540,317	(2)	1,052	(3)	(124,636	) (4)
Balance at beginning of fiscal year, adjusted	2,846,458		2,741,597		2,576,138
Net income attributable to MHFG shareholders	84,471		150,195		581,765
Dividends declared	(190,384)		(190,406)		(190,418)
Other	—		(612)		(100)

Balance at end of fiscal year	2,740,545		2,700,774		2,967,385

Accumulated other comprehensive income (loss), net of tax (Note 16) (1) :
Balance at beginning of fiscal year, previously reported	1,741,894		164,021		(9,494)
Cumulative effect of change in accounting principles	(1,535,142	) (2)	(1,052	) (3)	—
Balance at beginning of fiscal year, adjusted	206,752		162,969		(9,494)
Change during year	(42,731)		(172,463)		327,608

Balance at end of fiscal year	164,021		(9,494)		318,114

Treasury stock, at cost:
Balance at beginning of fiscal year	(5,997)		(7,704)		(6,415)
Purchases of treasury stock	(3,002)		(1,908)		(2,545)
Disposal of treasury stock	1,295		3,197		1,836

Balance at end of fiscal year	(7,704)		(6,415)		(7,124)

Total MHFG shareholders’ equity	8,726,519		8,512,365		9,105,238

Noncontrolling interests:
Balance at beginning of fiscal year, previously reported	635,279		774,974		663,259
Cumulative effect of change in accounting principles	(616	) (2)	—		—
Balance at beginning of fiscal year, adjusted	634,663		774,974		663,259
Transactions between the MHFG Group and the noncontrolling interest shareholders	166,145		(52,521)		(300,371)
Dividends paid to noncontrolling interests	(16,874)		(15,722)		(15,753)
Net income (loss) attributable to noncontrolling interests	(8,746)		(43,880)		236,283
Other	(214)		408		(499)

Balance at end of fiscal year	774,974		663,259		582,919

Total equity	9,501,493		9,175,624		9,688,157

Notes:
(1)
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

(2)	These amounts resulted mainly from the adoption of ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities.”
(3)	These amounts resulted from the adoption of ASU No.2017-12, “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities.”
(4)
These amounts resulted from the adoption of ASU
No.2016-13,
“Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” and subsequent amendments. See Note 2 “Issued accounting pronouncements” for further details.

See the accompanying Notes to the Consolidated Financial Statements.

F-
12

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

	2019	2020	2021
	(in millions of yen)
Cash flows from operating activities:

Net income	75,725	106,315	818,048
Less: Net income (loss) attributable to noncontrolling interests	(8,746)	(43,880)	236,283

Net income attributable to MHFG shareholders	84,471	150,195	581,765
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	355,164	243,724	231,677
Provision (credit) for credit losses	32,459	156,200	112,776
Investment losses (gains)—net	159,789	526,359	(828,535)
Equity in losses (earnings) of equity method investees—net	(29,172)	(34,012)	(31,027)
Foreign exchange losses (gains)—net	155,104	(139,900)	207,400
Deferred income tax expense (benefit)	(157,231)	(101,941)	50,701
Net change in trading account assets	2,776,764	(7,460,802)	1,567,897
Net change in trading account liabilities	(2,979,299)	2,599,090	(1,984,509)
Net change in loans held for sale	26,659	(60,189)	30,250
Net change in accrued income	(44,519)	14,060	8,052
Net change in accrued expenses	45,653	(24,345)	(72,850)
Other—net	235,177	90,489	595,159

Net cash provided by (used in) operating activities	661,019	(4,041,072)	468,756

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	21,132,162	21,153,866	28,041,466
Proceeds from sales of Equity securities (1)	3,973,437	3,123,341	3,089,202
Proceeds from maturities of Available-for-sale securities	15,673,340	15,350,105	31,521,663
Proceeds from maturities of Held-to-maturity securities	939,397	731,686	116,060
Purchases of Available-for-sale securities	(34,327,798)	(37,445,206)	(69,491,642)
Purchases of Held-to-maturity securities	(2,042)	—	(134,660)
Purchases of Equity securities (1)	(3,429,923)	(2,900,020)	(2,979,434)
Proceeds from sales of loans	1,184,160	1,729,513	1,847,102
Net change in loans	(3,852,757)	(7,512,885)	(1,502,445)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(2,971,007)	(5,812,860)	6,906,483
Proceeds from sales of premises and equipment	7,812	16,825	13,664
Purchases of premises and equipment	(157,714)	(243,022)	(211,495)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	220	1,068	218,259
Purchases of investments in subsidiaries (affecting the scope of consolidation)	—	—	(47,515)
Cash outflow from deconsolidation of a subsidiary	(4,943,059)	—	—

Net cash used in investing activities	(6,773,772)	(11,807,589)	(2,613,292)

Cash flows from financing activities:
Net change in deposits	3,065,826	7,920,701	4,394,481
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	1,703,606	2,754,646	(962,754)
Net change in due to trust accounts	(59,373)	(62,610)	131,056
Net change in other short-term borrowings	270,560	2,936,677	4,085,165
Proceeds from issuance of long-term debt	1,659,412	2,303,803	2,568,730
Repayment of long-term debt	(3,241,799)	(3,273,353)	(1,511,050)
Proceeds from noncontrolling interests	219,187	131,795	236,868
Payments to noncontrolling interests	(579)	(148,673)	(37,928)
Proceeds from issuance of common stock	3	—	—
Proceeds from sales of treasury stock	953	1,517	854
Purchases of treasury stock	(2,124)	(1,441)	(1,849)
Purchases of treasury stock of subsidiaries	—	—	(5,414)
Dividends paid	(190,413)	(190,386)	(190,498)
Dividends paid to noncontrolling interests	(16,874)	(15,722)	(15,753)

Net cash provided by financing activities	3,408,385	12,356,954	8,691,908

Effect of exchange rate changes on cash and cash equivalents	206,186	(229,918)	235,610

Net increase (decrease) in cash and cash equivalents	(2,498,182)	(3,721,625)	6,782,982
Cash and cash equivalents at beginning of fiscal year	48,170,921	45,672,739	41,951,114

Cash and cash equivalents at end of fiscal year	45,672,739	41,951,114	48,734,096

See the accompanying Notes to the Consolidated Financial Statements.

F-
13

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2019, 2020 AND 2021

	2019	2020	2021
	(in millions of yen)
Supplemental disclosure of cash flow information:

Interest paid	1,268,412	1,321,358	497,422
Income taxes paid	175,615	97,630	216,996
Noncash investing activities:
Transfer of loans into loans held-for-sale	2,728	29,953	20,335
Deconsolidation of Trust & Custody Services Bank, Ltd:
Decrease in total assets	8,990,604	—	—
of which Cash and cash equivalents	4,943,059	—	—
Decrease in total liabilities	8,958,535	—	—
of which Due to trust accounts	3,620,825	—	—
Noncash assets acquired at fair value in an equity method investee (2)	25,311	—	—

Notes:
(1)	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
(2)	Noncash assets acquired at fair value in an equity method investee was from deconsolidation of Trust & Custody Services Bank, Ltd.
See the accompanying Notes to the Consolidated Financial Statements.

F-1
4

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
On October 1, 2020, a
1-for-10
share consolidation became effective. All share and per share information with respect to MHFG’s common stock and preferred stock have been restated to reflect the effect of the share consolidation and related amendments to the articles of incorporation for all periods presented. See Equity on the consolidated balance sheets, Earnings per common share and Dividends per share on the consolidated statements of income, Note 13 “Preferred stock,” Note 14 “Common stock,” Note 18 “Earnings per common share,” and Note 21 “Stock-based compensation” for the restated figures. In addition, certain other comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of deferred tax assets, valuation of derivative financial instruments,

F-1
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

valuation of investments, valuation of certain long-term debt where fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of pandemics, such as
COVID-19,
estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.
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

F-1
6

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
Investments
Debt securities that the MHFG Group has both the positive intent and ability to hold to maturity are classified as
Held-to-maturity
securities and carried at amortized cost. Debt securities that the MHFG Group may not hold to maturity, other than those classified as trading securities, are classified as
Available-for-sale
securities, and are carried at fair value, with unrealized gains and losses reported in AOCI after any applicable allowance for credit losses. Equity securities that do not meet the classification of trading securities are measured at fair value with unrealized gains and losses reported in Investment gains (losses)—net Equity securities.
At the end of each reporting period the MHFG Group performs a review to identify impaired available-for-sale
securities in accordance with ASC 326, “Financial Instruments—Credit Losses” (“ASC 326”). See allowance and provision (credit) for credit losses on available-for-sale
securities in this Note for further detail. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over their remaining maturities under the interest method. Gains and losses on disposition of investments are computed using the first-in
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

F-1
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Loans are considered nonaccrual when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is nonaccrual include delinquency status and the ability of the debtor to make payments of the principal and interest when due. Nonaccrual loans include loans past due for 90 days or more and restructured loans that meet the definition of a troubled debt restructuring (“TDR”) in accordance with ASC 310, “Receivables” (“ASC 310”). The majority of

F-1
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

nonaccrual loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.
In March 2020, the Coronavirus, Aid, Relief, and Economic Security Act (“the CARES Act”) was approved. The CARES Act and U.S. banking agencies have among other items, provided optional, temporary relief related to accounting for certain TDRs. The temporary TDR relief is available to banks for loan modifications related to obligors who were adversely impacted by
COVID-19.
During the year the TDR relief provision was extended to January 1, 2022. The MHFG Group has not elected any of the temporary TDR relief or any of the other provisions provided by the CARES Act and U.S. banking agencies throughout the year ended March 31, 2021.
In case loans are designated as nonaccrual loans, interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectability of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Nonaccrual loans are restored to accrual loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to accrual loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 4 “Loans” for the definitions of obligor ratings.
Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value on an individual loan basis. If management decides to retain certain loans held for sale for the foreseeable future or until maturity or payoff, such items are transferred to Loans at the lower of cost or fair value.
Financial instruments—current expected credit losses (“CECL”)
The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected lives and consider expected future changes in macroeconomic conditions. ASC 326 replaced the incurred loss impairment methodology in prior U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. This ASC requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. This ASC also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election the Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reverse through interest income was not significant for the year ended March 31, 2021. The following note and Note 2 “Issued accounting pronouncements,” Note 3 “Investments,” Note 4 “Loans” and Note 5 “Allowance for credit losses on loans” provide further information about the impact that the adoption of ASC 326 had on the MHFG Group. In conjunction with the adoption of CECL, the Group has reclassified certain of its portfolio segments to align to its

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CECL methodology. Certain prior period disclosure amounts in Note 4 “Loans” have been reclassified in order to conform to the current period’s presentation.
Allowance and provision (credit) for credit losses on loans
Effective April 1, 2020, the allowance for credit losses on loans is established for current expected credit losses on the MHFG Group’s loan portfolio in accordance with ASC 326. Additionally, as of April 1, 2020, the Group did not elect the fair value option for certain financial assets measured at amortized cost basis. Prior to April 1, 2020, the allowance for credit losses on loans was established based on an incurred loss model in accordance with ASC 310, “Receivables” (“ASC 310”) and ASC 450, “Contingencies” (“ASC 450”).
The MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income in each subsequent reporting period. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, the Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, the Group separately monitors the credit quality of each obligor without using time-based triggers.
The MHFG Group maintains an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in the Group’s loan portfolio. The management evaluates the appropriateness of the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features. The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the development of qualitative adjustments.
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is consistent to what is used in the Group’s stress testing and is in line with the scenario used for the Group’s business plan. If the scenario does not reflect a sudden change in economic conditions adequately, it could be possible to make adjustments to the scenario. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed accordingly to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For April 1, 2020 and March 31, 2021, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
In general, the MHFG Group estimates expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures

F-
20

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans includes the allowance for groups of loans which were collectively evaluated for expected credit losses, in addition to the allowance for those loans that were individually evaluated for expected credit losses. See Note 4 “Loans” for the definitions of obligor categories and classification of nonaccrual loans.
The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the MHFG Group’s estimated exposure at default. The credit loss factors incorporate the probability of default as well as the loss given default based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the probability of default. The model and inputs used to determine credit losses on loans that are evaluated collectively are analyzed on a periodic basis by comparing the estimated values with the actual results subsequent to the balance sheet date.
The MHFG Group divides its overall portfolio into domestic and foreign portfolios, and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
The corporate portfolio segment consists of loans originated primarily by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. For the corporate portfolio segment, the MHFG Group considers key economic factors such as gross domestic products for Japan and each relevant foreign location, where the portfolio is significant, and the interest rates in Japan when estimating the credit loss.
The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loan and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to TDRs in the retail portfolio segment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off,
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the

F-
2
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of COVID-19 pandemic into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.
Allowance and provision (credit) for credit losses on
off-balance-sheet
instruments
The MHFG Group maintains an allowance for credit losses on
off-balance-sheet
instruments, such as guarantees and standby letters of credit in the same manner as the allowance for credit losses on loans. The Group similarly assesses the expected loss amounts for commitments to invest in securities and commitments to extend credit, taking into account the probability of drawdowns. The allowance is recorded in Other liabilities. Net changes in the allowance for credit losses on off-balance-sheet
instruments are accounted for in Provision (credit) for credit losses on off-balance-sheet
instruments in the consolidated statements of income.
Allowance and provision (credit) for credit losses on
available-for-sale
securities
The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 326.
Available-for-sale
securities are impaired if the fair value is less than the amortized cost (excluding accrued interest receivable). For available-for-sale
debt securities, in the cases where the Group has the intent to sell an available-for-sale
debt security or more likely than not will be required to sell an available-for-sale
debt security before the recovery of its amortized cost basis, the entire difference between amortized cost basis and fair value is recognized immediately through earnings. In other cases, the Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of the credit loss is recognized in Provision (credit) for credit losses, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For additional information, see Note 4 “Loans.” Before the adoption of ASC 326, the previous other-than-temporary impairment model was applied for available-for-sale
debt securities.
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
right-of-use
assets and liabilities for leases with terms of twelve months or less. For operating leases, the right-of-use
assets and related liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets. Expenses are recognized on a straight-line basis over the lease term and are included in Occupancy expenses on the consolidated statements of income. Variable lease payments not included in the right-of-use
assets or the lease liabilities are recognized as incurred in Occupancy expenses. For finance leases, right-of-use
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

F-2
4

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

F-2
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees. Fees for fiduciary asset management and administration services for corporate pension plans and investment funds are recognized over time in the period when the related service is provided. Other trust-related fees mainly include brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust and charges for stock transfer agent services. These fees are mainly earned on a transaction basis and recognized at the point in time when the related service is provided.
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

F-2
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
No.2016-13”).
In April 2019, the FASB issued ASU
No.2019-04,
“Codification Improvements to Topic 326, Financial Instruments—Credit Losses” (“ASU
No.2019-04”).
The ASU clarifies the scope of the credit losses standard and addresses issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In May 2019, the FASB issued ASU
No.2019-05,
“Financial Instruments—Credit Losses (Topic 326) —Targeted Transition Relief” (“ASU
No.2019-05”).
The ASU provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In November 2019, the FASB issued ASU
No.2019-11,
“Codification Improvements to Topic 326, Financial Instruments—Credit Losses (Topic 326)” (“ASU
No.2019-11”).
The ASU clarifies or addresses specific issues about certain aspects of the amendments in ASU
No.2016-13,
such as expected recoveries for purchased financial assets with credit deterioration and financial assets secured by collateral maintenance provisions. These ASUs replaced the incurred loss impairment methodology in prior U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The MHFG Group adopted ASU
No.2016-13,
2019-04,
2019-05,
and
2019-11
on April 1, 2020 using a modified retrospective approach. Upon adoption of these ASUs on April 1, 2020, the Group recorded ¥176 billion, or approximately 40% increase to the allowance for credit losses. After adjusting for deferred taxes, ¥125 billion decrease was recorded in Retained earnings through a cumulative-effect adjustment. The increase to the allowance at adoption was primarily related to both corporate and retail portfolio segments where the allowance for loan losses had not previously considered the full term of the loans and forward-looking macroeconomic scenario, including further consideration of potential impact of
COVID-19.
On the other hand, at April 1, 2020, the adoption of these ASUs did not have a material impact on available-for-sale
debt securities, a majority of which consists of Japanese government bonds. The following table reconciles the closing allowance for loans and off-balance-sheet
instruments in accordance with ASC 310 and ASC 450 at March 31, 2020 to the opening allowance determined with ASC 326 at April 1, 2020:

	At March 31, 2020 (ASC 310/450)	Transition Adjustment	At April 1, 2020 (ASC 326)
		(in billions of yen)
Loans:
Corporate	413	78	491
Retail	28	78	106
Off-balance-sheet instruments	46	20	66

F-2
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allowance for credit losses on off-balance-sheet instruments was ¥87 billion at March 31, 2021, and was included in Other liabilities. See Note 23 “Commitments and contingencies” for additional information on off-balance-sheet
instruments. For additional information, see Note 1 “Basis of presentation and summary of significant accounting policies,” Note 3 “Investments,” Note 4 “Loans” and Note 5 “Allowance for credit losses on loans.”
In August 2018, the FASB issued ASU
No.2018-13,
“Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU
No.2018-13”).
The ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of the notes to financial statements. The amendments require additional disclosure on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty. The MHFG Group adopted ASU
No.2018-13
on April 1, 2020. Certain of the requirements are applied prospectively, and other amendments are applied retrospectively. The current disclosure within the Group’s consolidated financial statements has been updated to conform to this guidance.
In August 2018, the FASB issued ASU
No.2018-14,
“Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic
715-20)—Disclosure
Framework—Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU
No.2018-14”).
The ASU removes disclosures that no longer are considered cost beneficial, clarifies the specific requirements of disclosures, and adds disclosure requirements identified as relevant. The MHFG Group adopted ASU
No.2018-14
on April 1, 2020. The requirements are applied retrospectively on the Group’s disclosures for the fiscal year ended March 31, 2020. The adoption of ASU
No.2018-14
did not have a material impact on disclosures in the Group’s consolidated financial statements.
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
In March 2020, the FASB issued ASU
No.2020-04,
“Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU
No.2020-04”).
The ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions affected by reference rate reform. In January 2021, the FASB issued ASU
No.2021-01,
“Reference Rate Reform (Topic 848)—Scope” (“ASU
No.2021-01”).
The ASU clarifies that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. ASU
No.2020-04
is effective as of March 12, 2020 through December 31, 2022. ASU
No.2021-01
is effective as of January 7, 2021 through December 31, 2022. The MHFG Group has elected the practical expedient for modifications of contracts within the scope of ASC 310; the Group is currently evaluating the potential impact that the relief for other topics will have on its consolidated results of operations or financial condition and has not elected any of other expedients and exceptions at this time. The practical expedient which the Group has elected provides an election to account for certain contract amendments related to reference rate reform prospectively as minor modifications without the requirement to assess the significance of the modifications. The main reason for applying the practical expedient is to ease the administrative burden of accounting for contracts impacted by reference rate reform. This election did not have a material impact on the Group’s consolidated results of operations or financial condition.

F-2
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2020 and 2021 are as follows:

	Amortized cost (4)(5)	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2020

Available-for-sale securities:
Debt securities:
Japanese government bonds	12,651,677	1,319	50,224	12,602,772
Japanese local government bonds	272,412	649	494	272,567
U.S. Treasury bonds and federal agency securities	927,172	7,733	—	934,905
Other foreign government bonds	1,408,009	3,273	202	1,411,080
Agency mortgage-backed securities (1)	494,958	10,490	434	505,014
Residential mortgage-backed securities	83,077	1,405	151	84,331
Commercial mortgage-backed securities	609,559	5,551	106	615,004
Japanese corporate bonds and other debt securities	1,836,540	7,489	8,772	1,835,257
Foreign corporate bonds and other debt securities (2)	849,595	2,595	168	852,022

Total	19,132,999	40,504	60,551	19,112,952

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,936	13,357	—	493,293
Agency mortgage-backed securities (3)	382,095	1,245	1,303	382,037

Total	862,031	14,602	1,303	875,330

	Amortized cost (4)(5)	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
2021

Available-for-sale securities:
Debt securities:
Japanese government bonds	20,953,200	1,945	34,562	20,920,583
Japanese local government bonds	463,673	544	658	463,559
U.S. Treasury bonds and federal agency securities	906,499	4,440	46	910,893
Other foreign government bonds	1,505,770	1,975	209	1,507,536
Agency mortgage-backed securities (1)	512,720	8,746	687	520,779
Residential mortgage-backed securities	70,111	761	188	70,684
Commercial mortgage-backed securities	709,938	6,196	39	716,095
Japanese corporate bonds and other debt securities	1,897,117	10,537	3,574	1,904,080
Foreign corporate bonds and other debt securities (2)	837,675	2,577	1,426	838,826

Total	27,856,703	37,721	41,389	27,853,035

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,959	9,555	—	489,514
Agency mortgage-backed securities (3)	407,190	10,178	3,273	414,095

Total	887,149	19,733	3,273	903,609

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥504,953 million and ¥61 million, respectively, at March 31, 2020, and ¥520,746 million and ¥33 million, respectively, at March 31, 2021. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥271,387 million at March 31, 2020, and ¥275,661 million at March 31, 2021.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities was ¥13,617 million at March 31, 2021.
(5)	Accrued interest receivables are excluded from amortized cost, of which the amount was ¥10,379 million at March 31, 2021 and included in Accrued income.
Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2021 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	15,467,870	4,393,273	1,036,583	55,474	20,953,200
Japanese local government bonds	54,960	218,971	171,121	18,621	463,673
U.S. Treasury bonds and federal agency securities	264,954	641,545	—	—	906,499
Other foreign government bonds	1,173,242	330,497	1,014	1,017	1,505,770
Agency mortgage-backed securities	—	—	—	512,720	512,720
Residential mortgage-backed securities	—	—	—	70,111	70,111
Commercial mortgage-backed securities	9,188	352,028	346,322	2,400	709,938
Japanese corporate bonds and other debt securities	99,570	787,829	464,781	544,937	1,897,117
Foreign corporate bonds and other debt securities	453,837	308,297	69,878	5,663	837,675

Total	17,523,621	7,032,440	2,089,699	1,210,943	27,856,703

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	479,959	—	—	479,959
Agency mortgage-backed securities	—	—	—	407,190	407,190

Total	—	479,959	—	407,190	887,149

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	15,465,941	4,388,044	1,013,487	53,111	20,920,583
Japanese local government bonds	54,952	219,223	170,759	18,625	463,559
U.S. Treasury bonds and federal agency securities	266,327	644,566	—	—	910,893
Other foreign government bonds	1,173,773	331,732	1,014	1,017	1,507,536
Agency mortgage-backed securities	—	—	—	520,779	520,779
Residential mortgage-backed securities	—	—	—	70,684	70,684
Commercial mortgage-backed securities	9,195	354,284	350,177	2,439	716,095
Japanese corporate bonds and other debt securities	99,609	788,292	464,428	551,751	1,904,080
Foreign corporate bonds and other debt securities	454,457	308,024	70,065	6,280	838,826

Total	17,524,254	7,034,165	2,069,930	1,224,686	27,853,035

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	489,514	—	—	489,514
Agency mortgage-backed securities	—	—	—	414,095	414,095

Total	—	489,514	—	414,095	903,609

F-
30

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit losses
The other-than-temporary impairment losses on
available-for-sale
securities for the fiscal years ended March 31, 2019 and 2020 were not significant. No impairment losses were recognized on held-to-maturity
securities for the periods. As a result of the adoption of the ASU
No.2016-13,
2019-04,
2019-05
and
2019-11,
no material allowance for credit losses on
available-for-sale
securities were recognized at April 1, 2020. The MHFG Group recognized ¥14 billion of allowance for credit losses on available-for-sale securities for the period ending March 31, 2021. The increase was due mainly to an increase of credit losses for certain Japanese corporate bonds and other debt securities.
 No allowance for credit losses were recognized on
held-to-maturity
securities at April 1, 2020 and March 31, 2021, respectively because held-to-maturity
securities consist of Japanese government bond and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses.

F-
31

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2020 and 2021:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2020
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,339,320	43,204	283,561	7,020	10,622,881	50,224
Japanese local government bonds	162,665	418	34,114	76	196,779	494
U.S. Treasury bonds and federal agency securities	—	—	—	—	—	—
Other foreign government bonds	196,990	202	—	—	196,990	202
Agency mortgage-backed securities (1)	30,913	227	9,504	207	40,417	434
Residential mortgage-backed securities	9,524	62	5,450	89	14,974	151
Commercial mortgage-backed securities	15,115	85	7,478	21	22,593	106
Japanese corporate bonds and other debt securities	669,572	5,507	608,361	3,265	1,277,933	8,772
Foreign corporate bonds and other debt securities	152,058	165	5,564	3	157,622	168

Total	11,576,157	49,870	954,032	10,681	12,530,189	60,551

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	—	—	191,244	1,303	191,244	1,303

Total	—	—	191,244	1,303	191,244	1,303

2021
Available-for-sale securities:
Debt securities:
Japanese government bonds	9,998,772	1,924	4,058,718	32,638	14,057,490	34,562
Japanese local government bonds	125,058	323	130,384	335	255,442	658
U.S. Treasury bonds and federal agency securities	38,625	46	—	—	38,625	46
Other foreign government bonds	576,415	209	—	—	576,415	209
Agency mortgage-backed securities (1)	70,088	120	36,989	567	107,077	687
Residential mortgage-backed securities	9,270	52	11,435	136	20,705	188
Commercial mortgage-backed securities	12,530	6	10,351	33	22,881	39
Japanese corporate bonds and other debt securities	278,698	953	843,026	2,621	1,121,724	3,574
Foreign corporate bonds and other debt securities	233,405	1,426	—	—	233,405	1,426

Total	11,342,861	5,059	5,090,903	36,330	16,433,764	41,389

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥40,417 million at March 31, 2020, and ¥107,077 million at March 31, 2021. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

(2)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

F-
32

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2021, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the fiscal years ended March 31, 2019, 2020 and 2021. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2019, 2020 and 2021” for the proceeds from sales of investments.

	2019	2020	2021
	(in millions of yen)
Gross realized gains	23,777	41,903	3,309
Gross realized losses	(26,299)	(13,398)	(24,407)

Net realized gains (losses) on sales of available-for-sale securities	(2,522)	28,505	(21,098)

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
non-marketable
stock including preferred stock issued by equity method investees.
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	(155,947)	(557,391)	850,567
Less: Net gains (losses) recognized during the period on equity securities sold during the period	34,034	1,710	82,969

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	(189,981)	(559,101)	767,598

F-
33

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen)
Carrying amounts at the end of the period	212,270	419,775	186,146
Downward adjustments and impairments	1,413	2,435	5,087
Upward adjustments	2,373	9,128	9,216
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	2019	2020	2021
	(in millions of yen)
Downward adjustments and impairments	1,413	1,272	3,084
Upward adjustments	2,373	6,928	404
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
Other investments
The following table summarizes the composition of Other investments at March 31, 2020 and 2021:

	2020	2021
	(in millions of yen)
Equity method investments	404,513	460,025
Investments held by consolidated investment companies	39,438	55,321

Total	443,951	515,346

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥213,243 million and ¥229,156 million, at March 31, 2020 and 2021, respectively. The aggregate market values of these marketable equity securities were ¥287,488 million and ¥424,267 million, respectively. The majority of aggregate market values of these marketable equity securities include Orient Corporation, the Chiba Kogyo Bank, Ltd., Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the MHFG Group’s proportionate share of the total outstanding common stock were 49.00%, 16.89%, 15.00% and 23.52%, respectively, as of March 31, 2021. In addition, equity method

F-3
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investments include
non-marketable
equity securities such as Matthews International Capital Management, LLC and Custody Bank of Japan, Ltd. of which the MHFG Group’s proportionate share of the total outstanding common stock were 16.41% and 27.00%, respectively, as of March 31, 2021.
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
non-marketable
investments.
4. Loans
The table below presents loans outstanding by domicile and industry of borrower at March 31, 2020 and 2021:

	2020	2021
	(in millions of yen)
Domestic:
Manufacturing	9,731,028	11,010,644
Construction and real estate	9,603,433	10,492,162
Services	5,992,511	6,406,710
Wholesale and retail	5,219,727	5,357,287
Transportation and communications	3,832,884	3,885,807
Banks and other financial institutions (1)	4,634,442	4,695,677
Government and public institutions	2,198,805	1,898,137
Other industries (2)	5,389,347	5,918,260
Individuals:
Mortgage loans	8,567,099	8,193,398
Other	861,235	790,184

Total domestic	56,030,511	58,648,266

Foreign:
Commercial and industrial (3)	20,818,709	19,454,623
Banks and other financial institutions (4)	10,475,277	10,448,778
Government and public institutions	317,284	177,385
Other	35,388	18,843

Total foreign	31,646,658	30,099,629

Total	87,677,169	88,747,895
Less: Unearned income and deferred loan fees—net	149,081	167,028

Total loans before allowance for credit losses on loans	87,528,088	88,580,867

Notes:

(1)	Banks and other financial institutions of domestic includes mainly banks, securities companies, insurance companies and credit card companies.
(2)	Other industries of domestic includes trade receivables and lease receivables of consolidated VIEs.
(3)
Commercial and industrial of foreign includes ¥173,312 million and ¥221,908 million of lease receivables that are receivables arising from direct financing leasing for the fiscal years ended March 31, 2020 and 2021, respectively.

(4)	Banks and other financial institutions of foreign includes mainly banks and financial services companies.

F-3
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Net losses on sales of loans were ¥2,018 million, ¥1,036 million and ¥8,172 million including unrealized losses related to recording loans held for sale at the lower of cost or fair value for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. The gains and losses on sales of loans are recorded in Other noninterest i
n
come and expenses, respectively.

Credit quality information
In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of losses expected on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures. See Note 3 “Investments” for the credit losses related to held-to-maturity
and
available-for-sale
debt securities.
The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued interest receivables at March 31, 2021 was ¥77,764 million and included in Accrued income.

F-3
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB, and equivalent obligor ratings are determined for the other subsidiari
e
s:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.

F-3
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2020 and 2021:

	March 31, 2021								March 31, 2020
	Term loans by origination year
	2020	2019	2018	2017	2016	Prior to 2016	Revolving Loans	Total	Total
	(in millions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	14,351,596	6,173,182	6,884,219	2,384,565	2,105,541	2,256,613	6,819,851	40,975,567	37,941,346
Watch obligors excluding special attention obligors	151,406	86,390	86,199	61,785	40,907	35,681	128,363	590,731	840,289
Nonaccrual loans	219,111	196,945	38,490	129,066	28,650	9,547	194,607	816,416	343,439
Small and medium-sized companies:
Normal obligors	633,438	463,744	397,656	224,791	205,687	502,707	518,612	2,946,635	2,941,599
Watch obligors excluding special attention obligors	62,300	24,245	30,007	13,547	13,536	24,430	29,041	197,106	189,075
Nonaccrual loans	78,238	10,794	7,341	5,168	3,154	8,852	28,853	142,400	119,759
Retail:
Housing Loan:
Normal obligors	785,194	588,599	588,535	600,179	741,969	4,599,546	—	7,904,022	8,215,781
Watch obligors excluding special attention obligors	2,041	1,075	1,566	1,343	2,127	39,046	—	47,198	57,478
Nonaccrual loans	20,706	2,268	1,399	1,421	1,640	35,135	—	62,569	57,696
Others:
Normal obligors	431,277	154,675	127,379	88,649	85,042	317,237	526,703	1,730,962	1,783,779
Watch obligors excluding special attention obligors	50,212	14,288	10,450	5,888	3,713	5,796	10,545	100,892	81,463
Nonaccrual loans	32,594	2,086	1,145	901	837	8,780	12,557	58,900	59,782
Sovereign:
Normal obligors	1,466,468	80,260	128,702	71,943	75,389	389,777	12,615	2,225,154	2,559,420
Watch obligors excluding special attention obligors	4,312	3,594	2,164	635	31	—	—	10,736	10,939
Nonaccrual loans	—	—	—	—	—	—	—	—	—
Banks and other financial institutions (4) :
Normal obligors	51,874	135,135	241,418	24,097	84,244	60,281	162,622	759,671	828,666
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—	—

Total domestic	18,340,767	7,937,280	8,546,670	3,613,978	3,392,467	8,293,428	8,444,369	58,568,959	56,030,511

Foreign:
Corporate:
Normal obligors	12,813,813	4,614,310	2,558,432	922,526	655,823	1,143,658	4,501,155	27,209,717	28,555,991
Watch obligors excluding special attention obligors	196,054	36,915	72,529	54,514	894	25,009	127,553	513,468	336,470
Nonaccrual loans	61,657	29,657	12,547	3,034	4,417	17,394	14,580	143,286	135,522
Retail:
Normal obligors	2,100	2,342	1,468	1,034	1,074	1,401	18	9,437	30,862
Watch obligors excluding special attention obligors	—	—	—	14	—	13	—	27	858
Nonaccrual loans	—	—	—	—	—	—	—	—	6
Sovereign:
Normal obligors	96,177	78,727	26,569	157,256	—	4,474	69,320	432,523	558,384
Watch obligors excluding special attention obligors	—	—	—	—	—	20,118	—	20,118	19,971
Nonaccrual loans	—	710	—	—	—	—	—	710	—
Banks and other financial institutions (5) :
Normal obligors	1,030,080	317,635	275,695	18,272	1,497	3,105	25,145	1,671,429	2,008,516
Watch obligors excluding special attention obligors	6,341	—	78	—	4,774	—	—	11,193	78
Nonaccrual loans	—	—	—	—	—	—	—	—	—

Total foreign	14,206,222	5,080,296	2,947,318	1,156,650	668,479	1,215,172	4,737,771	30,011,908	31,646,658

Total	32,546,989	13,017,576	11,493,988	4,770,628	4,060,946	9,508,600	13,182,140	88,580,867	87,677,169

F-3
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonacccrual.
(2)
The primary component of the retail portfolio segment is housing loans to individuals which obligor category is classified based on past due status. The trigger to reclassify obligors from normal obligors to watch obligors excluding special attention obligors is when the past due status is more than 30 days.

(3)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2021.
(4)	Banks and other financial i n stitutions of domestic includes mainly banks and securities companies.
(5)	Banks and other financial institutions of foreign includes mainly banks.
Nonaccrual loans
The MHFG Group considers loans to be nonaccrual when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The table below presents nonaccrual loans information at March 31, 2020 and 2021:

	Amortized cost			Interest income recognized
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans
	(in millions of yen)
2020

Domestic:
Corporate:
Large companies	333,442	9,997	343,439	4,155
Small and medium-sized companies	102,786	16,973	119,759	1,724
Retail:
Housing Loan	28,263	29,433	57,696	937
Others	36,220	23,562	59,782	846

Total domestic	500,711	79,965	580,676	7,662

Foreign:
Total foreign	95,289	40,239	135,528	3,032

Total	596,000	120,204	716,204	10,694

2021

Domestic:
Corporate:
Large companies	800,329	16,087	816,416	13,050
Small and medium-sized companies	121,031	21,369	142,400	1,759
Retail:
Housing Loan	37,006	25,563	62,569	1,073
Others	37,884	21,016	58,900	806

Total domestic	996,250	84,035	1,080,285	16,688

Foreign:
Total foreign	117,300	26,696	143,996	2,422

Total	1,113,550	110,731	1,224,281	19,110

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of nonaccrual loans.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.
The remaining balance of nonaccrual loans that have been partially charged off, was ¥20,378 million and ¥20,197 million as of March 31, 2020 and 2021, respectively.
Troubled debt restructurings
The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the fiscal years ended March 31, 2020 and 2021:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs
	(in millions of yen)
2020
Domestic:
Corporate:
Large companies	689	4,002	357,616
Small and medium-sized companies	—	—	99,778
Retail:
Housing Loan	—	—	5,814
Others	—	—	15,622

Total domestic	689	4,002	478,830

Foreign:
Total foreign	466	4,906	114,159

Total	1,155	8,908	592,989

2021
Domestic:
Corporate:
Large companies	—	160	597,281
Small and medium-sized companies	—	—	120,798
Retail:
Housing Loan	—	—	21,548
Others	—	—	20,604
Banks and other financial institutions	—	—	3,200

Total domestic	—	160	763,431

Foreign:
Total foreign	2,614	4,385	163,149

Total	2,614	4,545	926,580

Notes:
(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of total foreign consist of corporate.

F-
40

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2020 and 2021 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2020	2021
	(in millions of yen)
Domestic:
Corporate:
Large companies	20,133	10,590
Small and medium-sized companies	5,127	5,603
Retail:
Housing Loan	1,134	810
Others	3,978	2,133

Total domestic	30,372	19,136

Foreign:
Total foreign	11,442	47,239

Total	41,814	66,375

F-
41

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2020 and 2021:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
2020
Domestic:
Corporate:
Large companies	2,146	2,013	38,364	42,523	39,082,551	39,125,074
Small and medium-sized companies	2,347	894	9,187	12,428	3,238,005	3,250,433
Retail:
Housing Loan	15,703	10,078	26,690	52,471	8,278,484	8,330,955
Others	6,179	2,013	15,239	23,431	1,901,593	1,925,024
Sovereign	—	—	—	—	2,570,359	2,570,359
Banks and other financial institutions	—	—	—	—	828,666	828,666

Total domestic	26,375	14,998	89,480	130,853	55,899,658	56,030,511

Foreign:
Total foreign	1,214	181	28,722	30,117	31,616,541	31,646,658

Total	27,589	15,179	118,202	160,970	87,516,199	87,677,169

2021
Domestic:
Corporate:
Large companies	1,275	4,607	27,387	33,269	42,349,445	42,382,714
Small and medium-sized companies	1,386	—	9,185	10,571	3,275,570	3,286,141
Retail:
Housing Loan	9,776	7,102	21,257	38,135	7,975,654	8,013,789
Others	5,165	1,123	12,012	18,300	1,872,454	1,890,754
Sovereign	—	—	—	—	2,235,890	2,235,890
Banks and other financial institutions	—	—	—	—	759,671	759,671

Total domestic	17,602	12,832	69,841	100,275	58,468,684	58,568,959

Foreign:
Total foreign	—	7,477	30,795	38,272	29,973,636	30,011,908

Total	17,602	20,309	100,636	138,547	88,442,320	88,580,867

Note:	The majority of total foreign consist of corporate.
Collateral Dependent Loans
The MHFG Group uses, as a practical ex
p
edient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of March 31, 2021, collateral relating to these loans comprised of real estate, exchange traded equity securities and deposits, etc., and primarily collateral type was real estate. There were no significant changes in the extent to which collateral secures these loans during this fiscal year and no significant concentration of collateral against any portfolio segment.

F-
42

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the fiscal years ended March 31, 2019, 2020 and 2021 are shown below:

	Corporate	Retail	Total
	(in millions of yen)
2019
Balance at beginning of fiscal year	275,825	34,077	309,902

Provision (credit) for credit losses on loans	30,720	1,739	32,459

Charge-offs	(39,815)	(7,709)	(47,524)
Recoveries	12,732	1,371	14,103

Net charge-offs	(27,083)	(6,338)	(33,421)

Others (Note)	(1,507)	(232)	(1,739)

Balance at end of fiscal year	277,955	29,246	307,201

2020
Balance at beginning of fiscal year	277,955	29,246	307,201

Provision (credit) for credit losses on loans	149,915	6,285	156,200

Charge-offs	(35,021)	(9,337)	(44,358)
Recoveries	26,338	1,578	27,916

Net charge-offs	(8,683)	(7,759)	(16,442)

Others (Note)	(6,161)	57	(6,104)

Balance at end of fiscal year	413,026	27,829	440,855

2021
Balance at beginning of fiscal year	413,026	27,829	440,855

April 1, 2020 adoption of CECL	77,514	78,241	155,755

Adjusted Balance at beginning of period	490,540	106,070	596,610

Provision (credit) for credit losses on loans	124,086	(11,310)	112,776

Charge-offs	(72,212)	(6,589)	(78,801)
Recoveries	13,047	888	13,935

Net charge-offs	(59,165)	(5,701)	(64,866)

Others (Note)	7,009	(680)	6,329

Balance at end of fiscal year	562,470	88,379	650,849

Note:	Others includes primarily foreign exchange translation.

F-
43

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment
Premises and equipment at March 31, 2020 and 2021 consist of the following:

	2020	2021
	(in millions of yen)
Land	557,943	569,337
Buildings	657,774	737,144
Equipment and furniture	442,302	414,201
Leasehold improvements	228,383	222,296
Construction in progress	73,164	23,441
Software	1,359,120	1,372,364

Total	3,318,686	3,338,783
Less: Accumulated depreciation and amortization	1,462,438	1,527,325

Premises and equipment—net	1,856,248	1,811,458

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2019, 2020 and 2021 was ¥345,560 million, ¥234,457 million and ¥223,164 million, respectively.
Depreciation and amortization expense related to software was reported in General and administrative expenses, and all other depreciation and amortization expense was reported in Occupancy expenses.
The MHFG Group recognized impairment losses of ¥27,428 million on premises and equipment for the fiscal year ended March 31, 2019, of which ¥8,910 million was recorded in General and administrative expenses and ¥18,518 million
w
as recorded in Occupancy expenses. Such losses included ¥15,761 million of impairment losses primarily on real estate of certain branches recognized in Retail & Business Banking Company. In relation to the Group’s branch network strategy, these branches are either no longer being used for its banking operations or the carrying amounts are not recoverable because of the Group’s intention to close these branches.
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
The MHFG Group recognized impairment losses of ¥7,101 million on premises and equipment for the fiscal year ended March 31, 2021, of which ¥3,872 million was recorded in General and administrative expenses and ¥3,229 million was recorded in Occupancy expenses. Such losses included ¥3,397 million of impairment losses related mainly to entity-wide software that are no longer to be used. In addition, ¥2,275 million of impairment losses were recognized on real estate used mainly as certain branches in Global Corporate Company or Retail & Business Banking Company. These real estates are either no longer being used or the carrying amounts are not recoverable.

F-4
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and intangible assets
Goodwill
The changes in Goodwill during the fiscal years ended March 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
	(in millions of yen)
Balance at beginning of fiscal year	95,184	95,151	92,997
Impairment losses recognized	—	(2,155)	(302)
Foreign exchange translation	(33)	1	—
Balance at end of fiscal year	95,151	92,997	92,695

Gross amount of goodwill (Note)	169,489	169,313	167,552
Accumulated impairment losses	74,338	76,316	74,857

Note:	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 31 “Business segment information.”
Intangible assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2020 and 2021:

	2020			2021
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	126,979	70,904	56,075	126,979	79,362	47,617
Other	1,693	1,460	233	1,429	1,234	195

Total	128,672	72,364	56,308	128,408	80,596	47,812

Intangible assets not subject to amortization:
Total	8,381	—	8,381	8,309	—	8,309

Total	137,053	72,364	64,689	136,717	80,596	56,121

Note:
Customer relationships were acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2019, 2020 and 2021, the MHFG Group recognized ¥9,604 million, ¥9,267 million and ¥8,513 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.

F-4
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2022	7,692
2023	7,175
2024	6,661
2025	6,149
2026	5,645
8. Pledged assets and collateral
The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2020 and 2021:

	2020	2021
	(in billions of yen)
Interest-bearing deposits in other banks	69	71
Trading account assets	5,705	7,424
Investments	4,155	5,573
Loans	3,887	10,417
Other assets	2,786	2,291

Total	16,602	25,776

The associated liabilities collateralized by the above assets at March 31, 2020 and 2021 are summarized below:

	2020	2021
	(in billions of yen)
Deposits	1,057	764
Payables under repurchase agreements	5,480	6,334
Payables under securities lending transactions	1,094	1,185
Other short-term borrowings	4,014	6,272
Long-term debt	213	192

Total	11,858	14,747

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. These amounts are deemed to be restricted cash. At March 31, 2020 and 2021, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥38,808 billion and ¥46,346 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,507 billion and ¥1,617 billion at March 31, 2020 and 2021, respectively.
At March 31, 2020 and 2021, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥20,663 billion and ¥13,882 billion, respectively, of which ¥18,824 billion and ¥12,583 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or

F-4
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales. This collateral received isn’t recognized on balance sheet.
9. Deposits
The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥
10
million (approximately US$
90
thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2021) or more and the balances of these deposits issued by foreign offices in amounts of US$
100,000
or more at March 31, 2020 and 2021 are as follows:

	2020	2021
	(in millions of yen)
Domestic offices:
Time deposits	14,684,619	11,858,071
Certificates of deposit	7,558,770	10,599,046

Total	22,243,389	22,457,117

Foreign offices:
Time deposits	18,008,751	14,979,260
Certificates of deposit	5,723,792	6,593,526

Total	23,732,543	21,572,786

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2020 and 2021 was ¥696 billion and ¥627 billion, respectively.

F-4
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2021 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	16,782,005	10,445,126	27,227,131
Due after one year through two years	1,501,777	152,660	1,654,437
Due after two years through three years	1,130,362	760	1,131,122
Due after three years through four years	352,954	—	352,954
Due after four years through five years	353,188	500	353,688
Due after five years	199,933	—	199,933

Total	20,320,219	10,599,046	30,919,265

Foreign offices:
Due in one year or less	14,929,051	6,425,624	21,354,675
Due after one year through two years	32,554	11,392	43,946
Due after two years through three years	23,319	72,110	95,429
Due after three years through four years	2,490	84,400	86,890
Due after four years through five years	47	—	47
Due after five years	—	—	—

Total	14,987,461	6,593,526	21,580,987

Total	35,307,680	17,192,572	52,500,252

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
Details of Other short-term borrowings at March 31, 2020 and 2021 are as follows:

	2020	2021
	(in millions of yen)
Short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1)	54,658	32,546
Commercial paper and short-term notes issued by MHFG’s subsidiaries (1) (2)	730,089	2,528,568
Borrowings from the Bank of Japan	4,002,781	6,253,123
Other	126,957	271,675

Total	4,914,485	9,085,912

F-4
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Short-term notes are issued under the laws of Japan in the form of commercial paper.
(2)
The amounts of commercial paper and short-term notes issued by MHFG’s subsidiaries were ¥411,089 million and ¥319,000 million, respectively, at March 31, 2020, and ¥2,105,068 million and ¥423,500 million, respectively, at March 31, 2021.

Long-term debt
Long-term debt with original maturities of more than one year at March 31, 2020 and 2021 is comprised of the following:

	2020	2021
	(in millions of yen)
Obligations under finance leases	16,250	9,170
Loan participation borrowings	149,398	169,069
Senior borrowings and bonds	6,402,157	7,494,512
Subordinated borrowings and bonds	3,778,347	4,033,720

Total	10,346,152	11,706,471

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2020	2021
	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-8.10	Apr.2021-Mar.2051	549,647	547,133
fixed rate denominated in U.S. dollars	0.00-4.40	Apr.2021-Mar.2048	2,744,713	3,275,076
fixed rate denominated in other currencies	0.00-6.00	Apr.2021-Sep.2039	609,346	838,247
floating rate denominated in Japanese yen	0.00-52.00	Apr.2021-Mar.2051	606,095	584,606
floating rate denominated in U.S. dollars	0.00-48.10	Apr.2021-Dec.2060	1,682,540	2,035,844
floating rate denominated in other currencies	0.00-18.80	Apr.2021-Nov.2030	209,816	213,606

Total			6,402,157	7,494,512

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.39-4.26	Sep.2021-Perpetual	3,370,234	3,618,520
fixed rate denominated in U.S. dollars	4.30-4.70	Jul.2022-Oct.2025	408,113	415,200

Total			3,778,347	4,033,720

Total			10,180,504	11,528,232

Notes:
(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2021.
(2)	Maturity information disclosed is the range of maturities at March 31, 2021.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2021:

(in millions of yen)
Fiscal year ending March 31:
2022	1,379,864
2023	1,348,532
2024	810,662
2025	1,366,608
2026	579,809
2027 and thereafter	6,220,996

Total	11,706,471

12. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2020 and 2021:

	2020	2021
	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	783,439	2,339,902
Other	358,702	393,410
Collateral pledged:
Collateral pledged for derivative transactions	1,246,026	1,088,847
Margins provided for futures contracts	602,039	297,496
Other	941,167	939,557
Prepaid pension cost	711,981	999,962
Right-of-use assets	613,068	611,533
Security deposits	107,294	104,915
Loans held for sale	60,084	29,834
Other	542,079	651,572

Total	5,965,879	7,457,028

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	2,161,075	2,576,887
Other	375,127	403,501
Guaranteed trust principal (Note)	824,431	814,509
Lease liabilities	627,250	636,541
Collateral accepted:
Collateral accepted for derivative transactions	846,426	763,642
Margins accepted for futures contracts	797,317	555,760
Unearned income	122,072	120,521
Other	1,244,697	1,337,397

Total	6,998,395	7,208,758

Note:
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
13. Preferred stock
The composition of preferred stock at March 31, 2019, 2020 and 2021 is as follows:

	March 31, 2019		March 31, 2020		March 31, 2021
Class of stock	Authorized	Issued	Authorized	Issued	Authorized	Issued
	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—	150,000,000	—
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
Except for the 1-for-10 share consolidation noted in Note 1 “Basis of presentation and summary of significant accounting poli
c
ies,” there was no change in balance of the preferred stock in the fiscal years ended March 31, 2019, 2020 and 2021.
14. Common stock
The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(shares)
Balance at beginning of fiscal year	2,538,964,494	2,539,249,894	2,539,249,894
Issuance of new shares of common stock due to exercise of stock acquisition rights	285,400	—	—

Balance at end of fiscal year	2,539,249,894	2,539,249,894	2,539,249,894

15. Dividends
The amount available for dividends under Japan’s Companies Act is based on the amount recorded in MHFG’s non-consolidated
general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end
changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2021, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,768 million, ¥1,196,660 million and ¥1,949,956 million, respectively, under Japanese GAAP.
Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth
of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter
of its capital stock. MHFG’s legal reserve at March 31, 2021 was ¥1,201,010 million, of which ¥1,196,660 million was included in capital surplus and ¥4,350 million in retained earnings.

F-
51

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2021, was ¥1,939,807 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.
Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock, if any are outstanding.

F-
52

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Accumulated other comprehensive income (loss), net of tax
Changes in each component of AOCI for the fiscal years ended March 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
	(in millions of yen)
AOCI, balance at beginning of fiscal year, previously reported	1,741,894	164,021	(9,494)
Cumulative effect of change in accounting principles	(1,535,142)	(1,052)	—
AOCI, balance at beginning of fiscal year, adjusted	206,752	162,969	(9,494)

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year, previously reported	1,556,585	22,019	(19,592)
Cumulative effect of change in accounting principles (1)	(1,525,064)	—	—
Balance at beginning of fiscal year, adjusted	31,521	22,019	(19,592)
Unrealized holding gains (losses) during year	(11,358)	(22,566)	(4,911)
Less: reclassification adjustments for losses (gains) included in net income	1,856	(19,045)	16,330

Change during year	(9,502)	(41,611)	11,419

Balance at end of fiscal year	22,019	(19,592)	(8,173)

Foreign currency translation adjustments:
Balance at beginning of fiscal year, previously reported	(35,076)	(58,558)	(109,872)
Cumulative effect of change in accounting principles (2)	—	(1,052)	—
Balance at beginning of fiscal year, adjusted	(35,076)	(59,610)	(109,872)
Foreign currency translation adjustments during year	(22,737)	(49,888)	22,704
Less: reclassification adjustments for losses (gains) included in net income	(745)	(374)	295

Change during year	(23,482)	(50,262)	22,999

Balance at end of fiscal year	(58,558)	(109,872)	(86,873)

Pension liability adjustments:
Balance at beginning of fiscal year	220,385	196,446	69,455
Unrealized gains (losses) during year	(17,243)	(122,219)	331,668
Less: reclassification adjustments for losses (gains) included in net income	(6,696)	(4,772)	(3,970)

Change during year	(23,939)	(126,991)	327,698

Balance at end of fiscal year	196,446	69,455	397,153

Own credit risk adjustments :
Balance at beginning of fiscal year, previously reported	—	4,114	50,515
Cumulative effect of change in accounting principles (1)	(10,078)	—	—
Balance at beginning of fiscal year, adjusted	(10,078)	4,114	50,515
Unrealized gains (losses) during year	14,293	45,560	(30,345)
Less: reclassification adjustments for losses (gains) included in net income	(101)	841	(4,163)

Change during year	14,192	46,401	(34,508)

Balance at end of fiscal year	4,114	50,515	16,007
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	(42,731)	(172,463)	327,608

AOCI, balance at end of fiscal year	164,021	(9,494)	318,114

F-
53

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)
The MHFG Group adopted ASU
No.2016-01,
“Financial Instruments—Overall (Subtopic
825-10)—Recognition
and Measurement of Financial Assets and Financial Liabilities” (“ASU
No.2016-01”)
on April 1, 2018. The ASU
No.2016-01
requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU
No.2016-01
also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. Cumulative-effect adjustments to the consolidated balance sheets were recognized upon adoption.

(2)
The MHFG Group adopted ASU
No.2017-12,
“Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU
No.2017-12”)
on April 1, 2019 and the ASU
No.2017-12
eliminated the separate measurement and reporting of hedge ineffectiveness. Cumulative-effect adjustment to the consolidated balance sheets was recognized upon adoption.

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2021:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	(23,528)	7,195	(16,333)	3	(16,330)	Investment gains (losses)—net Provision (credit) for credit losses
Foreign currency translation adjustments	(295)	—	(295)	—	(295)	Investment gains (losses)—net
Pension liability adjustments	5,371	(1,424)	3,947	23	3,970	Salaries and employee benefits
Own credit risk adjustments	6,241	(1,911)	4,330	(167)	4,163	Other noninterest income (expenses)

Total	(12,211)	3,860	(8,351)	(141)	(8,492)

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
(2)
The financial statement line items in which the amounts in the tax effect and the net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense and Net income, respectively.

F-5
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Regulatory matters
Regulatory capital requirements
MHFG, MHBK, and MHTB are subject to regulatory capital requirements supervised by the Financial Services Agency in accordance with the provisions of Japan’s Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial condition and results of operations.
The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks.
In December 2010, Basel Committee on Banking Supervision (“BCBS”) issued the Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision and risk management of the banking sector. Basel III rules text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and introduction of two
g
lobal liquidity standards.
The Financial Services Agency’s capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013.
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
Under Basel III, capital instruments that no longer qualify as Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully effective in March 2022. The MHFG Group’s existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2021 being ¥168.7 billion) are subject to the phase-out
arrangements.
In November 2015, the Financial Services Agency published the revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the

F-5
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

countercyclical capital buffer and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”).
These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for
G-SIBs
and
D-SIBs
must be met with Common Equity Tier l capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer became fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up
of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, MHFG is currently designated as both a
G-SIB
and
D-SIB,
and the additional loss absorption capacity requirement applied to MHFG was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which became fully effective in March 2019 at 1.0%.
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
The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2020	March 2021	March 2022	March 2023
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%
Phase out of recognition of capital instruments that no longer qualify as capital	20.0%	10.0%	0.0%	0.0%
Capital conservation buffer	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.01%	0.01%	0.01%	0.01%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	1.0%	1.0%	1.0%	1.0%
Minimum Leverage Ratio	3.0%	3.0%	3.0%	3.5	% (3)

Notes:
(1)	Figures assume that the countercyclical capital buffer will continue to be 0.01% after March 2022.
(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis in future years.
(3)	This figure includes a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a G-SIB under the finalized Basel III reforms.

F-5
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2020 and 2021 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2020		2021
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	4,978	8.01	5,405	8.01
Actual	7,245	11.65	7,850	11.63
Tier 1 capital:
Required (1)	5,910	9.51	6,418	9.51
Actual	9,024	14.52	9,702	14.37
Total risk-based capital:
Required (1)	7,152	11.51	7,767	11.51
Actual	10,722	17.25	11,385	16.87
Leverage Ratio (2) :
Required	6,629	3.00	6,016	3.00
Actual	9,024	4.08	9,702	4.83
MHBK:
Common Equity Tier 1 capital:
Required	2,567	4.50	2,823	4.50
Actual	6,501	11.39	6,972	11.11
Tier 1 capital:
Required	3,422	6.00	3,764	6.00
Actual	8,275	14.50	8,819	14.05
Total risk-based capital:
Required	4,563	8.00	5,019	8.00
Actual	9,865	17.29	10,400	16.57
Leverage Ratio (2) :
Required	6,160	3.00	5,660	3.00
Actual	8,275	4.02	8,819	4.67
MHTB:
Common Equity Tier 1 capital:
Required	93	4.50	82	4.50
Actual	489	23.64	527	28.94
Tier 1 capital:
Required	124	6.00	109	6.00
Actual	489	23.66	527	28.94
Total risk-based capital:
Required	165	8.00	146	8.00
Actual	491	23.74	527	28.94
Leverage Ratio (2) :
Required	216	3.00	138	3.00
Actual	489	6.79	527	11.41
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,403	4.50	2,648	4.50
Actual	6,130	11.47	6,561	11.14
Tier 1 capital:
Required	3,204	6.00	3,531	6.00
Actual	7,905	14.80	8,406	14.28

F-5
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2020		2021
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Total risk-based capital:
Required	4,272	8.00	4,708	8.00
Actual	9,482	17.75	9,987	16.96
Leverage Ratio (2) :
Required	5,884	3.00	5,343	3.00
Actual	7,905	4.03	8,406	4.72
MHTB:
Common Equity Tier 1 capital:
Required	93	4.50	82	4.50
Actual	475	23.10	519	28.63
Tier 1 capital:
Required	123	6.00	109	6.00
Actual	475	23.10	519	28.63
Total risk-based capital:
Required	165	8.00	145	8.00
Actual	477	23.18	519	28.64
Leverage Ratio (2) :
Required	214	3.00	135	3.00
Actual	475	6.66	519	11.51

Notes:
(1)
The required ratios disclosed above, at March 31, 2020 and 2021, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01% and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2021 exclude amounts of deposits to the Bank of Japan.
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

F-5
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Earnings per common share
The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	84,471	150,195	581,765

Effect of dilutive securities	—	—	—

Net income attributable to common shareholders after assumed conversions	84,471	150,195	581,765

	2019	2020	2021
	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,536,238	2,537,368	2,537,513

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	452	158	89

Weighted average common shares after assumed conversions	2,536,690	2,537,526	2,537,602

	2019	2020	2021
	(in yen)
Earnings per common share:
Basic net income per common share	33.31	59.19	229.27

Diluted net income per common share (Note)	33.30	59.19	229.26

Note:
For the fiscal years ended March 31, 2020 and 2021, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Income taxes
Income tax expense
The following table presents the components of Income tax expense for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen)
Current:
Domestic	116,695	96,231	81,023
Foreign	49,871	52,885	78,992

Total current tax expense	166,566	149,116	160,015

Deferred:
Domestic	(162,475)	(111,341)	55,927
Foreign	5,244	9,400	(5,226)

Total deferred tax expense (benefit)	(157,231)	(101,941)	50,701

Total income tax expense	9,335	47,175	210,716

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2019, 2020 and 2021. The detailed amounts recorded directly in Equity are as follows:

	2019	2020	2021
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(3,940)	(10,012)	(2,810)
Less: reclassification adjustments	889	(8,410)	7,195

Total	(3,051)	(18,422)	4,385

Pension liability adjustments:
Unrealized gains (losses)	(6,558)	(52,888)	143,653
Less: reclassification adjustments	(2,370)	(1,765)	(1,424)

Total	(8,928)	(54,653)	142,229

Own credit risk adjustments :
Unrealized gains (losses)	3,033	5,052	919
Less: reclassification adjustments	(47)	387	(1,911)

Total	2,986	5,439	(992)

Total tax effect before allocation to noncontrolling interests	(8,993)	(67,636)	145,622

F-
60

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Income tax expense
The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen, except tax rates)
Income before income tax expense	85,060	153,490	1,028,764
Effective statutory tax rate	30.62%	30.62%	30.62%

Income tax calculated at the statutory tax rate	26,045	46,999	315,007
Income not subject to tax	(8,861)	(7,758)	(7,446)
Expenses not deductible for tax purposes	1,389	1,290	728
Tax rate differentials of subsidiaries	(3,522)	(5,756)	(9,252)
Change in valuation allowance	(2,444)	5,984	(39,410)
Noncontrolling interest income (loss) of consolidated VIEs	3,475	14,796	(70,143)
Effect of enacted change in tax rates	(11)	(210)	(213)
Change in unrecognized tax benefits	9,420	—	—
Other (Note)	(16,156)	(8,170)	21,445

Income tax expense	9,335	47,175	210,716

Note:
In the fiscal year ended March 31, 2019, the MHFG Group derecognized the majority of deferred tax liabilities for undistributed earnings of foreign subsidiaries because the Group has intent and ability to reinvest those earnings indefinitely in certain foreign subsidiaries.

F-
61

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities
The components of net deferred tax assets (liabilities) at March 31, 2020 and 2021 are as follows:

	2020	2021
	(in millions of yen)
Deferred tax assets:
Allowance for credit losses	165,665	247,983
Lease liabilities	191,873	195,629
Premises and equipment	77,513	64,389
Derivative financial instruments	4,647	14,893
Trading securities	—	8,519
Available-for-sale securities	5,532	1,164
Investments	3,563	—
Net operating loss carryforwards (Note)	163,264	151,383
Other	203,004	237,730

	815,061	921,690
Valuation allowance (Note)	(165,278)	(129,150)

Deferred tax assets, net of valuation allowance	649,783	792,540

Deferred tax liabilities:
Prepaid pension cost and accrued pension liabilities	202,930	292,397
Investments	—	259,276
Right-of-use assets	188,591	188,902
Trading securities	58,266	—
Other	89,157	83,952

Deferred tax liabilities	538,944	824,527

Net deferred tax assets (liabilities)	110,839	(31,987)

Note:
The amount includes ¥101,498 million and ¥85,001 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2020 and 2021, respectively. The tax effect of the net operating loss carryforwards is substantially offset by ¥86,591 million and ¥56,928 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.
As of March 31, 2021, the accumulated amount of undistributed earnings that will be indefinitely reinvested and the unrecognized deferred tax liabilities related to such subsidiaries are approximately ¥233 billion and ¥22 billion, respectively.

F-
62

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2020 and 2021:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2020
Japan (1)	110	(92)	18
The United States	3	—	3
The United Kingdom (2)	47	(47)	—
Others	3	(2)	1

Total	163	(141)	22

2021
Japan (3)	94	(64)	30
The United States	2	—	2
The United Kingdom (2)	54	(54)	—
Others	1	—	1

Total	151	(118)	33

Notes:
(1)	¥101 billion of the Japan deferred tax assets of ¥110 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.
(2)	The United Kingdom net operating loss carryforwards may be carried forward indefinitely for tax purposes.
(3)	¥85 billion of the Japan deferred tax assets of ¥94 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.
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

F-
63

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A valuation allowance is recorded against deferred tax assets as of the balance sheet date to the extent the Group estimates it is more likely than not that sufficient future taxable income is not available to realize such deferred tax assets. As the Group did not apply a consolidated taxation system for the fiscal years ended March 31, 2019, 2020 and 2021, with a few exceptions of certain subsidiaries, deferred tax assets and liabilities are calculated separately for each legal entity. The Group is applying to the consolidated taxation system beginning with the fiscal year ending March 31, 2022. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries. Therefore, when calculating deferred tax assets and liabilities and valuation allowance as of March 31, 2021, the Group considered the effect of the change to consolidated taxation system. The impact of the change to consolidated taxation system was not material to the cons
o
lidated financial statements. The changes in the valuation allowance are primarily due to changes in deductible temporary differences, net operating loss carryforwards and the estimated availability of future taxable income sources.
In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2021, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.
The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2021. A valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2021, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.
Change in valuation allowance
The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen)
Balance at beginning of fiscal year	163,358	158,581	165,278
Changes that directly affected Income tax expense	(2,444)	5,984	(39,410)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	—	—
Others	(2,333)	713	3,282

Total	(2,333)	713	3,282

Balance at end of fiscal year	158,581	165,278	129,150

The decrease in the fiscal year ended March 31, 2019 of ¥2,444 million in the valuation allowance that directly affected Income tax expense was primarily related to an increase of the realizability of deferred tax assets of MHFG’s subsidiaries.
The increase in the fiscal years ended March 31, 2020 of ¥5,984 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries.

F-6
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The decrease in the fiscal years ended March 31, 2021 of ¥39,410 million in the valuation allowance that directly affected Income tax expense was primarily related to an increase of the realizability of deferred tax assets of MHFG and its subsidiaries.
Net operating loss carryforwards
At March 31, 2021, the MHFG Group had net operating loss carryforwards totaling ¥615 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards
(in billions of yen)
Fiscal year ending March 31:
2022	—
2023	3
2024	3
2025	—
2026	282
2027 and thereafter (Note)	327

Total	615

Note:	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.
In addition, included in the net operating loss carryforwards in the above table are MHSC’s net operating loss carryforwards of ¥281 billion resulting mainly from the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring. The tax loss was recorded at MHSC in accordance with Japanese tax law. The net operating loss carryforwards due to this restructuring will expire during the fiscal year ending March 31, 2026.
Uncertainty in income tax
The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	2,345	12,323	3,374

Gross amount of increases related to positions taken during prior years	9,550	199	455
Gross amount of increases related to positions taken during the current year	330	328	524
Amount of decreases related to settlements	—	(9,420)	—
Foreign exchange translation	98	(56)	48

Total unrecognized tax benefits at end of fiscal year	12,323	3,374	4,401

The total amount of unrecognized tax benefits including ¥2,164 million, ¥1,477 million and ¥1,463 million of interest and penalties was ¥12,323 million, ¥3,374 million and ¥4,401 million at March 31, 2019, 2020 and 2021, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

F-6
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2012, 2002 and 2017, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
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
MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2019, 2020 and 2021 were ¥3,217 million, ¥3,142 million and ¥4,510 million, respectively.
Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.
Net periodic benefit cost and funded status
The following table presents the components of net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen)
Service cost-benefits earned during the fiscal year	43,698	45,697	39,672
Interest costs on projected benefit obligations	6,933	5,590	5,790
Expected return on plan assets	(38,518)	(40,551)	(41,887)
Amortization of prior service cost (benefits)	152	121	(2,378)
Amortization of net actuarial loss (gain)	(7,886)	(5,873)	1,671
Special termination benefits	2,929	9,793	9,569
Loss (gain) on settlement	—	—	(3,945)

Net periodic benefit cost	7,308	14,777	8,492

F-6
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
before-tax
for the fiscal years ended March 31, 2020 and 2021 are summarized as follows:

	2020	2021
	(in millions of yen)
Net actuarial gain (loss)	(169,963)	395,028
Amortization of net actuarial loss (gain)	(5,873)	1,671
Settlement loss (gain) of net actuarial loss (gain)	—	(3,945)
Prior service benefits (cost)	(2,734)	74,160
Amortization of prior service cost (benefits)	121	(2,378)

Total recognized in other comprehensive income (loss) before-tax	(178,449)	464,536

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2019	2020	2021
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.34%	0.37%	0.38%
Rates of increase in future compensation levels	1.80-4.80%	1.80-4.80%	1.80%
Interest credit rates	4.97%	4.95%	4.38%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.43%	0.34%	0.37%
Rates of increase in future compensation levels	1.80-4.80%	1.80-4.80%	1.80-4.80%
Expected rates of return on plan assets	1.60%	1.68%	1.79%
Interest credit rates	5.01%	4.97%	4.95%
In estimating the discount rates, the MHFG Group looks to interest rates on a portfolio of high-quality fixed-income government and corporate bonds. The durations of these bonds closely match those of the benefit obligations. Discount rates are evaluated at each measurement date. The expected rate of return for each asset category is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

F-6
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2020 and 2021 for the plans of MHFG and its subsidiaries:

	2020	2021
	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,590,818	1,571,296
Service cost	45,697	39,672
Interest cost	5,590	5,790
Plan participants’ contributions	1,200	1,131
Amendments (1)	2,734	(74,160)
Actuarial loss (gain)	4,507	(6,938)
Foreign exchange translation	(5,605)	2,971
Benefits paid	(52,902)	(52,930)
Lump-sum payments	(20,743)	(27,357)
Settlement (2)	—	(21,632)

Benefit obligations at end of fiscal year	1,571,296	1,437,843

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,413,556	2,252,624
Actual return (negative return) on plan assets	(125,549)	395,555
Foreign exchange translation	(4,268)	3,570
Partial withdrawal of assets from employee retirement benefits trusts (3)	—	(188,299)
Employer contributions	20,587	24,939
Plan participants’ contributions	1,200	1,131
Benefits paid	(52,902)	(52,930)
Settlement (2)	—	(23,845)

Fair value of plan assets at end of fiscal year	2,252,624	2,412,745

Funded status	681,328	974,902

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	711,981	999,962
Accrued pension liability	(30,653)	(25,060)

Net amount recognized	681,328	974,902

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	(3,914)	67,856
Net actuarial gain (loss)	86,200	478,966

Net amount recognized	82,286	546,822

Notes:
(1)
The amount of ¥74,160 million for March 31, 2021 includes ¥73,998 million of prior service benefits recognized during the six months ended September 30, 2020 related to an amendment to the defined benefit pension plans at MHFG and certain domestic subsidiaries. In September 2020, based on various approvals, MHFG and certain domestic subsidiaries communicated to their employees the amendment to the defined benefit pension plans that was effective as of October 1, 2020. In accordance with ASC 715, “Compensation—Retirement Benefits” (“ASC 715”), any change in projected benefit obligations due to a plan amendment is required to be recognized as prior service benefits (cost) as of the amendment date.

F-6
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
The amount of ¥21,632 million and ¥23,845 million of settlement for March 31, 2021 resulted from partial transition from the defined benefit pension plans to the defined contribution pension plans, which occurred during the second half of the fiscal year ended March 31, 2021 at MHFG and certain domestic subsidiaries. This partial transition constitutes a settlement under ASC 715 and any gain or loss is required to be recognized in the consolidated results of operations once settlement criteria are met. The settlement criteria were met during the second half of the fiscal year ended March 31, 2021.

(3)
During the fiscal year ended March 31, 2021, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2021. No gains or losses have been recognized as a result of this transaction.

The aggregated accumulated benefit obligations of these plans were ¥1,571,296 million and ¥1,437,843million, as of March 31, 2020 and 2021, respectively. The defined benefit plans generally employ a multi-variable and non-linear
formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.
The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2020 and 2021:

	2020	2021
	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	63,619	49,110
Fair value of plan assets	32,966	24,050
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	63,619	49,110
Fair value of plan assets	32,966	24,050

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.
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

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain subsidiaries of MHFG established employee retirement benefit trusts and transferred their assets to the trusts as plan assets. These assets are separated from the employer’s proprietary assets for the payment to the plan beneficiaries. The assets held in these trusts are primarily Japanese equity securities and have been entrusted directly to qualified trustees including trust banks.
MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2021 is as follows:

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

F-
70

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of plan assets
The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2020 and 2021, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 27 “Fair value.”

	2020					2021
	Level 1		Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total
	(in billions of yen)
Japanese equity securities:
Common stocks (1)	1,194		—	—	1,194	1,291		—	—	1,291
Pooled funds (2)	10		4	—	14	13		5	—	18
Japanese debt securities:
Government bonds	196		—	—	196	188		—	—	188
Pooled funds (2)	—		9	—	9	—		9	—	9
Other	—		23	—	23	—		23	—	23
Foreign equity securities:
Common stocks	101		—	—	101	157		—	—	157
Pooled funds (2)	—		4	—	4	—		6	—	6
Foreign debt securities:
Government bonds	188		7	—	195	180		7	—	187
Pooled funds (2)	—		11	—	11	—		12	—	12
Other	—		20	—	20	—		19	—	19
General account of life insurance companies (3)	—		111	—	111	—		115	—	115
Other	68	(4)	1	—	69	30	(4)	(13)	—	17
Plan assets measured at net asset value (5)					306					371

Total assets at fair value	1,757		190	—	2,253	1,859		183	—	2,413

Notes:
(1)
This class represents equity securities held in the employee retirement benefit trusts of ¥1,194 billion and ¥1,291 billion carried at fair value at March 31, 2020 and 2021, respectively, which are well-diversified across industries.

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

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2020 and 2021.
Contributions
The total contribution of approximately ¥31 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2022, based on the current funded status and expected asset return assumptions.

F-
71

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments
The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2022	75,362
2023	75,138
2024	75,453
2025	75,230
2026	76,548
2027-2031	350,793
21. Stock-based compensation
Stock options
MHFG, MHBK, MHTB and MHSC have stock options, in the form of stock acquisition rights, for directors (excluding the outside directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”).
In this plan (“MHFG Stock Plan”), 100 shares of MHFG common stock shall be issued or transferred upon exercise of each of the stock acquisition rights. The exercise price is 1 yen per share. The contractual term of the stock acquisition rights is 20 years. A holder may exercise the stock acquisition rights only after the date on which such holder loses the status as a Director of MHFG, MHBK, MHTB or MHSC.
The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2021:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	127,700	1
Exercised during fiscal year	42,000	1

Outstanding at end of fiscal year	85,700	1	12.63	137

Exercisable at end of fiscal year	—	—	—	—

There were no non-vested stock options remaining as of March 31, 2021.
In May 2015, MHFG discontinued the stock option program. Thereafter, MHFG has not issued any new stock options.
Stock compensation programs
MHFG, MHBK, MHTB and MHSC introduced a position-based stock compensation program for Directors (“Stock Compensation I”) in July 2018 and a performance-based stock compensation program for Directors (“Stock Compensation II”) in May 2015. The stock compensation is paid in the form of shares of common stock of MHFG, acquired from the stock market through a trust, with the aim of aligning the Directors’ interests with

F-
72

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

those of the shareholders and increasing the incentive to enhance corporate value. Stock Compensation I, in principle, is paid at the time of retirement of the individual Directors in the form of common stock of MHFG and cash, calculated based on their position. Stock Compensation II is calculated and then paid to the Directors based on MHFG Group’s immediate, prior-period performance, the recent performance of organizations that the Directors are in charge of, and the performance of each Director. The payment in the form of common stock of MHFG and cash is deferred over a three-year, graded-vesting period. The amount of Stock Compensation I and II is subject to reduction or forfeiture.
The following table presents activities related to the stock compensation programs for the fiscal years ended March 31, 2020 and 2021:

	Stock Compensation I		Stock Compensation II
2020	Number of shares	Weighted-average grant-date fair value	Number of shares	Weighted-average grant-date fair value
		(per share in yen)		(per share in yen)
Nonvested at the beginning of the year	—	—	1,515,709	1,834.99
Granted during fiscal year	574,900	1,595.89	328,100	1,595.89
Vested during fiscal year	574,900	1,595.89	701,480	1,820.70
Forfeited during fiscal year	—	—	—	—

Nonvested at the end of the year	—	—	1,142,329	1,775.08

	Stock Compensation I		Stock Compensation II
2021	Number of shares	Weighted-average grant-date fair value	Number of shares	Weighted-average grant-date fair value
		(per share in yen)		(per share in yen)
Nonvested at the beginning of the year	—	—	1,142,329	1,775.08
Granted during fiscal year	365,074	1,390.08	730,726	1,390.08
Vested during fiscal year	365,074	1,390.08	245,266	1,665.35
Forfeited during fiscal year	—	—	—	—

Nonvested at the end of the year	—	—	1,627,789	1,618.79

The following table presents the total fair value of the stock compensation that vested and the total amount of the common stock acquired from the stock market by the trustee for the fiscal years ended March 31, 2020 and 2021:

	2020		2021
	Stock Compensation I	Stock Compensation II	Stock Compensation I	Stock Compensation II
		(in millions of yen)
Fair value of vested shares	917	1,090	507	221
Common stock shares acquired	917	524	507	1,016
For both programs, the stock-based compensation cost is determined based on the fair value of MHFG’s common stock as of grant date. For Stock Compensation I and II, the liability related to the cash-based compensation cost is remeasured at each reporting date based on the fair value of MHFG’s common stock. For Stock Compensation II, the stock-based compensation costs are recognized evenly over the graded-vesting period, which is three years. For Stock Compensation I, as the program is effectively vested on the grant date, the stock-based

F-
73

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation cost is recognized on the grant date. The following table presents the compensation cost recognized in the stock compensation programs for the fiscal years ended March 31, 2019, 2020 and 2021:

	2019	2020	2021
	(in millions of yen)
Stock Compensation I	713	917	507
Stock Compensation II	1,287	1,247	1,053
With regard to Stock Compensation II, the total compensation cost related to non-vested awards not yet recognized is ¥1,180 million, and this cost will be recognized over 1.83 years as of the fiscal year ended March 31, 2021.
22. Derivative financial instruments
The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to manage the risk related to the assets and liabilities of the Group, as part of its asset and liability management, and for proprietary trading purposes. The Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

F-7
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2020 and 2021. The fair values of derivatives are presented on a gross basis; derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2020	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,123,546	—	7,232	—	6,788
Foreign exchange contracts	185,359	—	2,926	—	2,899
Equity-related contracts	6,684	—	310	—	266
Credit-related contracts	4,676	—	30	—	29
Other contracts	400	—	38	—	39

Total	1,320,665	—	10,536	—	10,021

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2021	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,174,835	—	4,639	—	4,476
Foreign exchange contracts	182,809	—	3,328	—	3,246
Equity-related contracts	7,865	—	531	—	384
Credit-related contracts	10,431	—	94	—	113
Other contracts	413	—	33	—	33

Total	1,376,353	—	8,625	—	8,252

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥1,246 billion and ¥846 billion at March 31, 2020, and ¥1,108 billion and ¥764 billion at March 31, 2021, respectively.
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

F-7
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2019, 2020 and 2021:

	Gains (losses) recorded in other comprehensive income (“OCI”)
	2019	2020	2021

	(in millions of yen)
Financial instruments hedging foreign exchange risk	7,512	418	1,483

Total	7,512	418	1,483

Note:
Related to the net investment hedges, gains (losses) of ¥186 million, ¥(1,336) million and ¥(1,074) million were reclassified from Accumulated other comprehensive income to earnings for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

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

F-7
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2019, 2020 and 2021:

	Gains (losses) recorded in income
	2019	2020	2021
	(in millions of yen)
Interest rate contracts	127,242	388,289	(27,893)
Foreign exchange contracts	6,748	(111,920)	115,181
Equity-related contracts (1)	37,875	217,744	(209,488)
Credit-related contracts (2)	(467)	8,046	(58,602)
Other contracts	(1,455)	(21,143)	23,680

Total	169,943	481,016	(157,122)

Notes:
(1)	The net gains (losses) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)
Amounts include the net gains (losses) of ¥(736) million, ¥2,838 million and ¥(2,956) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

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
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2020 and 2021:

	2020		2021
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,400	(5)	3,687	71
Non-investment grade	416	—	872	17

Total	1,816	(5)	4,559	88

Credit protection purchased	3,028	6	5,872	(107)

F-7
7

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

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2020 and 2021:

	Maximum payout/Notional amount
	2020	2021
	(in billions of yen)
One year or less	270	249
After one year through five years	1,368	4,184
After five years	178	126

Total	1,816	4,559

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
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2020 and 2021:

	2020	2021
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	888	780
Collateral provided to counterparties in the normal course of business	818	584
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	70	196
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

F-7
8

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
Guarantees for the repayment of trust principal
The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to provide compensation for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off
nonaccrual loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. The MHFG Group consolidates certain guaranteed principal money trusts. See Note 24 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts. The contract amounts of guarantees for repayment of unconsolidated trust principal are presented in the tables below.
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

9

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

The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31,2020 and 2021 was ¥521 billion and ¥160 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥502 billion and ¥138 billion at March 31, 2020 and 2021, respectively.
The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2020 and 2021. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

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

2020	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,456	1,511	735	210
Guarantees on loans	301	204	34	63
Guarantees on securities	110	22	88	—
Other guarantees	2,314	1,925	319	70
Guarantees for the repayment of trust principal	59	—	42	17
Liabilities of trust accounts	446	80	201	165
Derivative financial instruments	21,756	11,045	7,951	2,760

2021	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years
	(in billions of yen)
Performance guarantees	2,730	1,662	882	186
Guarantees on loans	348	242	84	22
Guarantees on securities	79	23	56	—
Other guarantees	2,390	1,913	348	129
Guarantees for the repayment of trust principal	28	—	13	15
Liabilities of trust accounts	480	61	235	184
Derivative financial instruments	23,933	8,821	12,048	3,064

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2020 and 2021:

	2020	2021
	(in billions of yen)
Investment grade	4,233	4,427
Non-investment grade	948	1,120

Total	5,181	5,547

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
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
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2020 and 2021:

	2020	2021
	(in billions of yen)
Commitments to extend credit (Note)	76,633	93,999
Commercial letters of credit	690	797

Total	77,323	94,796

Note:	Commitments to extend credit include commitments to invest in s e curities.
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

2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table presents the consolidated balance sheet information related to operating
leases as of March 31, 2020 and 2021:

	2020		2021
	(in millions of yen, except for remaining lease term and discount rate)
Right-of-use assets (Note)	613,068		611,533
Lease liabilities (Note)	627,250		636,541
Weighted average:
Remaining lease term	15.7	years	15.6	years
Discount rate	0.55%		0.54%

Note:	Right-of-use assets and lease liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets.

The following table presents lease cost and supplemental information related to operating leases for the fiscal years ended March 31, 2020 and 2021:

	2020	2021
	(in millions of yen)
Lease cost (Note)	126,840	119,453
Right-of-use assets obtained in exchange for new lease liabilities	60,047	108,430
Operating cash flows	102,066	102,150

Note:
Lease cost for operating leases are included in Occupancy expenses on the consolidated statements of income. The Group’s variable lease costs and costs for leases with terms of twelve months or less are not significant. Total rental expense for the fiscal year ended March 31, 2019 prior to the adoption of ASU
No.2016-02,
“Leases (Topic 842)” was ¥115,239 million.

The following table shows future lease payments under operating leases as of March 31, 2021:

As of March 31, 2021
(in millions of yen)
Fiscal year ending March 31:
2022	94,950
2023	64,146
2024	56,631
2025	50,158
2026	40,603
2027 and thereafter	357,096

Total lease payments	663,584

Amount representing interest	27,043

Total lease liabilities for operating leases	636,541

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
8
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2020 and 2021:

	Consolidated VIEs	Significant unconsolidated VIEs
2020	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,160	—	—
Asset-backed securitizations	572	77	7
Investments in securitization products	370	—	—
Investment funds	2,694	2,299	514
Trust arrangements and other	19	—	—

Total	5,815	2,376	521

	Consolidated VIEs	Significant unconsolidated VIEs
2021	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,628	—	—
Asset-backed securitizations	921	127	48
Investments in securitization products	390	—	—
Investment funds	2,299	3,219	768
Trust arrangements and other	5,535	—	—

Total	11,773	3,346	816

As of March 31, 2020 and 2021, the noncontrolling interests in consolidated VIEs amounted to ¥541 billion and ¥464 billion, respectively, and included in the Group’s equity-classified noncontrolling interests.
The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2020 and 2021:

Assets on balance sheets related to unconsolidated VIEs:	2020	2021
	(in billions of yen)
Trading account assets	108	127
Investments	267	513
Loans	55	66

Total	430	706

F-
85

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2020	2021
	(in billions of yen)
Payables under securities lending transactions	47	53
Trading account liabilities	2	2

Total	49	55

Maximum exposure to loss (Note)	521	816

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

F-
86

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In these cases, the MHFG Group consider that these variable interests are not significant as the MHFG Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the MHFG Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part
o
f shares, such variable interests are deemed to be “significant.” In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
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
The MHFG Group started Tender Option Bond (“TOB”) programs in the fiscal year ended March 31, 2020, which is associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bonds. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by the trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: customer TOB trusts and non-customer
TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by non-customer
TOB trusts are purchased by the Group. Both types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The MHFG Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. For customer TOB trusts, often times, the Group commits to provide liquidity to the trusts and the maximum exposure to loss from these liquidity agreements was ¥38 billion at March 31, 2021. The residual holders of customer TOB trusts are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer
TOB trusts, where MHFG Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
Investments in securitization products
The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the

F-
87

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VIEs’ economic performance. Similar to the criteria noted in the asset-backed securitization section, the Group views this investment activity to be “significant” when it has a large investment share and/or provides loans to the VIEs. The Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.
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
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the MHFG Group considers that these variable interests are not significant other than specific involvements such as the following;
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 23 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2020 and 2021.
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

F-
88

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group has established a trust in August 2020, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group, as a result from Special Funds-Supplying Operations implemented by the Bank of Japan to facilitate financing in response to
COVID-19.
The Group pledges the beneficiary interests as a collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.
Special purpose entities created for structured finance
The MHFG Group is involved in real estate, commercial aircraft and
o
ther vessel and machinery and equipment financing to VIEs and financing in securitized receivable. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have “significant” variable interests. Therefore, the Group does not consolidate such VIEs.
Funding Vehicles
The MHFG Group has established several wholly-owned
off-shore
vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥356 billion and ¥332 billion at March 31, 2020 and 2021, respectively.
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
For the fiscal years ended March 31, 2019, 2020 and 2021, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2020 and 2021.
There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the

F-
8
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥176 billion and ¥153 billion as of March 31, 2020, and ¥176 billion and ¥181 billion as of March 31, 2021, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets
.
25. Noninterest income
Details of Noninterest income for the fiscal years ended March 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	145,270	139,124	170,216
Deposits and lending business (2)	152,283	157,420	174,083
Remittance business (1)	110,382	112,275	109,111
Asset management business (1)	97,852	98,720	104,753
Trust-related business (1)	124,843	129,298	122,215
Agency business (1)	36,466	31,879	31,331
Guarantee-related business (3)	28,582	28,974	31,665
Fees for other customer services (1)	157,612	170,195	169,310

Total Fee and commission income	853,290	867,885	912,684

Foreign exchange gains (losses)—net (3)	93,577	44,345	89,267
Trading account gains (losses)—net (2)	328,841	745,692	120,596
Investment gains (losses)—net:
Debt securities (3)	(3,842)	31,032	(22,032)
Equity securities (3)	(155,947)	(557,391)	850,567
Equity in earnings (losses) of equity method investees—net (3)	29,172	34,012	31,027
Gains on disposal of premises and equipment (3)	5,145	2,583	7,125
Other noninterest income (2) (4)	72,135	139,582	52,086

Total	1,222,371	1,307,740	2,041,320

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 27 “Fair value” for further details.
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

F-
90

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deposits and lending business fees consist of deposit-related fees and lending-related fees. Deposit-related fees, which amounted to ¥14 billion and ¥15 billion for the fiscal years ended March 31, 2020 and 2021, respectively, are within the scope of ASC 606. Lending-related fees amounted to ¥143 billion and ¥159 billion for the fiscal years ended March 31, 2020 and 2021, respectively. Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥51 billion and ¥74 billion for the fiscal year ended March 31, 2019, respectively, ¥54 billion and ¥75 billion for the fiscal year ended March 31, 2020, respectively, and ¥51 billion and ¥71 billion for the fiscal year ended March 31, 2021, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥68 billion, ¥60 billion and ¥86 billion for the fiscal years ended March 31, 2019, 2020 and 2021, respectively, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are primarily recognized at the point in time and all considerations of the transaction are fixed on trade date or pricing date . For the fiscal years ended March 31, 2019, 2020 and 2021, approximately ¥26 billion, ¥24 billion and ¥15 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2020 and 2021, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2020 and 2021, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2020 and 2021, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
26. Trading account gains and losses
The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to

F-
91

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

changes in the fair value of foreign currency-denominated debt securities reported as Trading securities. Net trading gains (losses) for the fiscal years ended March 31, 2019, 2020 and 2021 are comprised of the following:

	2019	2020	2021
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	158,162	267,514	274,762
Derivative contracts:
Interest rate contracts	127,242	388,289	(27,893)
Foreign exchange contracts (1)	6,748	(111,920)	115,181
Equity-related contracts (2)	37,875	217,744	(209,488)
Credit-related contracts (3)	269	5,208	(55,646)
Other contracts	(1,455)	(21,143)	23,680

Total	328,841	745,692	120,596
Foreign exchange gains (losses)—net (4)	93,577	44,345	89,267

Net trading gains (losses)	422,418	790,037	209,863

Notes:
(1)	Amounts include gains and losses on currency swaps.
(2)	The net gains (losses) excluded from the assessment of the effectiveness of fair value hedges is included in the above table.
(3)
Amounts do not include the net gains (losses) of ¥(736) million, ¥2,838 million and ¥(2,956) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2019, 2020 and 2021, respectively. The net gains (losses) is recorded in Other noninterest income (expenses).

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
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2021, there were no significant changes made to the Group’s valuation techniques and related inputs.

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
period.
Derivative financial instruments
Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter
and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter
derivatives to reflect the credit quality of its counterparties. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and severity factors that are developed from market credit spreads and other related market information. Also, the Group records funding valuation adjustments to reflect the impact of funding on uncollateralized over-the-counter
derivatives and derivatives where the Group is not permitted to use the collateral received, and is recognized where there is evidence that a market participant would incorporate the adjustment into the transfer of the instrument. The Group calculates these funding valuation adjustments incorporating the expected future

F-9
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

funding requirements arising from

the Group’s positions and the estimated market funding cost which considers the Group’s credit risk.
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
Equity securities
Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include investments in certain investment funds measured using the NAV per share practical expedient including private equity funds and real estate funds. These securities are determined primarily using the same procedures described under
Trading securities and trading securities sold, not yet purchased above.
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

F-9
5

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
Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2020 and 2021, including those for which the MHFG Group has elected the fair value option, are summarized below:

2020	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,516	22	—	1,538
Japanese local government bonds	—	170	—	170
U.S. Treasury bonds and federal agency securities	4,580	461	—	5,041
Other foreign government bonds	1,128	547	—	1,675
Agency mortgage-backed securities	—	3,390	—	3,390
Residential mortgage-backed securities	—	—	10	10
Certificates of deposit and commercial paper	—	1,036	—	1,036
Corporate bonds and other (2)	41	1,398	1,115	2,554
Equity securities	1,000	650	30	1,680
Trading securities measured at net asset value (3)				462
Derivative financial instruments:
Interest rate contracts	153	7,070	9	7,232
Foreign exchange contracts	9	2,900	17	2,926
Equity-related contracts	169	125	16	310
Credit-related contracts	—	22	8	30
Other contracts	3	11	24	38
Available-for-sale securities:
Japanese government bonds	11,950	653	—	12,603
Japanese local government bonds	—	273	—	273
U.S. Treasury bonds and federal agency securities	935	—	—	935
Other foreign government bonds	436	975	—	1,411
Agency mortgage-backed securities	—	505	—	505
Residential mortgage-backed securities	—	53	31	84
Commercial mortgage-backed securities	—	—	615	615
Japanese corporate bonds and other debt securities	—	1,678	157	1,835
Foreign corporate bonds and other debt securities	—	678	174	852
Equity securities:
Equity securities with readily determinable fair values	2,670	95	—	2,765

F-9
6

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

F-9
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2021	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,923	11	—	1,934
Japanese local government bonds	—	120	—	120
U.S. Treasury bonds and federal agency securities	3,544	604	—	4,148
Other foreign government bonds	775	500	—	1,275
Agency mortgage-backed securities	—	4,727	—	4,727
Residential mortgage-backed securities	—	—	9	9
Certificates of deposit and commercial paper	—	1,204	—	1,204
Corporate bonds and other (2)	34	1,638	1,033	2,705
Equity securities	1,220	326	29	1,575
Trading securities measured at net asset value (3)				431
Derivative financial instruments:
Interest rate contracts	63	4,564	12	4,639
Foreign exchange contracts	—	3,304	24	3,328
Equity-related contracts	170	339	22	531
Credit-related contracts	—	91	3	94
Other contracts	10	6	17	33
Available-for-sale securities:
Japanese government bonds	20,598	323	—	20,921
Japanese local government bonds	—	463	—	463
U.S. Treasury bonds and federal agency securities	911	—	—	911
Other foreign government bonds	535	972	—	1,507
Agency mortgage-backed securities	—	521	—	521
Residential mortgage-backed securities	—	48	23	71
Commercial mortgage-backed securities	—	—	716	716
Japanese corporate bonds and other debt securities	—	1,539	365	1,904
Foreign corporate bonds and other debt securities	—	707	132	839
Equity securities:
Equity securities with readily determinable fair values	3,375	104	—	3,479
Equity securities measured at net asset value (3)				121
Other investments	2	—	53	55

Total assets measured at fair value on a recurring basis	33,160	22,111	2,438	58,261

Liabilities:
Trading securities sold, not yet purchased	2,138	488	—	2,626
Derivative financial instruments:
Interest rate contracts	64	4,408	4	4,476
Foreign exchange contracts	—	3,245	1	3,246
Equity-related contracts	224	117	43	384
Credit-related contracts	—	112	1	113
Other contracts	7	9	17	33
Long-term debt (4)	—	1,990	713	2,703

Total liabilities measured at fair value on a recurring basis	2,433	10,369	779	13,581

F-9
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2020 and 2021 were ¥47 billion and ¥55 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2020 and 2021:

2020	April 1, 2019	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2020	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage- backed securities	11	—	(2)	—		—	—	—	—	—	(1)	10	—
Corporate bonds and other	1,044	(52	) (2)	—		—	—	802	(297)	—	(382)	1,115	(52)
Equity securities	28	(1	) (2)	—		—	—	6	(2)	—	(1)	30	(1)
Derivative financial instruments, net (1) :
Interest rate contracts	13	(6	) (2)	—		1	—	—	—	—	(13)	(5)	(16)
Foreign exchange contracts	22	(4	) (2)	—		—	—	—	—	—	(2)	16	(3)
Equity-related contracts	(5)	(8	) (2)	—		—	—	—	—	—	(4)	(17)	(10)
Credit-related contracts	1	(2	) (2)	—		(1)	(1)	—	—	—	1	(2)	(1)
Other contracts	1	2	(2)	—		—	—	—	—	—	(2)	1	1
Available-for-sale securities:
Residential mortgage- backed securities	40	—	(3)	—	(4)	—	—	3	—	—	(12)	31	—
Commercial mortgage- backed securities	500	—	(3)	1	(4)	—	—	201	(77)	—	(10)	615	—
Japanese corporate bonds and other debt securities	120	2	(3)	—	(4)	—	—	106	—	—	(71)	157	—
Foreign corporate bonds and other debt securities	103	—	(3)	(11	) (4)	—	—	94	—	—	(12)	174	—
Other investments	35	3	(3)	—		—	—	15	—	—	(14)	39	3

Liabilities:
Trading securities sold, not yet purchased	1	—	(2)	—		—	—	(18)	17	—	—	—	—
Long-term debt	655	53	(5)	17	(4)	77	(8)	—	—	312	(345)	621	79

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2021	April 1, 2020	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2021	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage- backed securities	10	—	(2)	—		—	—	—	—	—	(1)	9	—
Corporate bonds and other	1,115	70	(2)	—		—	(1)	443	(216)	—	(378)	1,033	65
Equity securities	30	1	(2)	—		—	—	2	(3)	—	(1)	29	—
Derivative financial instruments, net (1) :
Interest rate contracts	(5)	4	(2)	—		—	—	—	—	—	9	8	13
Foreign exchange contracts	16	9	(2)	—		—	—	—	—	—	(2)	23	10
Equity-related contracts	(17)	1	(2)	—		—	—	—	—	—	(5)	(21)	(17)
Credit-related contracts	(2)	4	(2)	—		1	1	—	—	—	(2)	2	1
Other contracts	1	—	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage- backed securities	31	—	(3)	—	(4)	—	—	—	—	—	(8)	23	—
Commercial mortgage- backed securities	615	—	(3)	1	(4)	—	—	181	(78)	—	(3)	716	—
Japanese corporate bonds and other debt securities	157	(13	) (3)	6	(4)	—	(22)	391	(118)	—	(36)	365	(8)
Foreign corporate bonds and other debt securities	174	7	(3)	16	(4)	12	—	36	—	—	(113)	132	—
Other investments	39	2	(3)	—		—	—	38	(6)	—	(20)	53	1

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(1)	1	—	—	—	—
Long-term debt	621	(66	) (5)	(19	) (4)	20	(42)	—	—	374	(345)	713	(34)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and OCI during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2020 and 2021. The amounts of unrealized gains (losses) in OCI related to
Available-for-sale
securities and Long-term debt were ¥6 billion and ¥(17) billion, at March 31, 2021, respectively.

Transfers between levels
During the fiscal year ended March 31, 2020, the transfers into Level 3 included ¥
1
 billion of net Derivative assets, ¥
1
 billion of net Derivative liabilities and ¥
77
 billion of Long-term debt. Transfers into Level 3 for net Derivative assets and liabilities were primarily due to changes in the observability of the inputs used to measure fair value of certain interest rate derivatives and credit-related derivatives. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the fiscal year ended March 31, 2020, the transfers out of Level 3 included ¥1 billion of net Derivative assets and ¥8 billion of Long-term debt. Transfers out of Level 3 for net Derivative assets were primarily due to

F-
100

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

changes in the observability of the inputs used

to measure fair value of certain credit-related derivatives. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.
During the fiscal year ended March 31, 2021, the transfers into Level 3 included ¥1 billion of net Derivative assets, ¥12 billion of Available-for-sale securities and ¥
20

billion of Long-term debt. Transfers into Level 3 for net Derivative assets were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives. Transfers into Level 3 for Available-for-sale securities were primarily due to decreased liquidity for certain Foreign corporate bonds and other debt securities. Transfers into Level 3 for
Long-term
debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the fiscal year ended March 31, 2021, the transfers out of Level 3 included ¥
1
billion of Trading securities, ¥
1
billion of net Derivative liabilities, ¥22 billion of Available-for-sale securities and ¥42 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese corporate bonds. Transfers out of Level 3 for net Derivative liabilities were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related
derivatives. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Japanese corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.

F-
101

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2020 and 2021:

2020

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	41	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	4%–16% 0%–1% 100%–100% 5bps–170bps	7% 0% 100% 52bps

Commercial mortgage-backed securities	615	Discounted cash flow Price-based	Discount margin	7bps–185bps	22bps

Corporate bonds and other debt securities	1,446	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	13%–21% 0%–2% 10%–70% 61bps–1,160bps 5bps–1,528bps	21% 2% 67% 256bps 58bps

Derivative financial instruments, net:
Interest rate contracts	(5)	Internal valuation model (3)	IR – IR correlation Default rate (4)	23%–100% 0%–63%

Foreign exchange contracts	16	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	-37%–49% 56%–65% 0%–63%

Equity-related contracts	(17)	Internal valuation model (3)	Equity – IR correlation Equity correlation Equity volatility	25%–25% 0%–100% 13%–157%

Credit-related contracts	(2)	Internal valuation model (3)	Default rate Credit correlation	0%–15% 30%–100%

Long-term debt	621	Internal valuation model (3)	IR – IR correlation	23%–100%
			FX – IR correlation	-37%–50%
			FX – FX correlation	56%–65%
			Equity – IR correlation	25%–25%
			Equity – FX correlation	-33%–100%
			Equity correlation	0%–100%
			Equity volatility	15%–157%
			Default rate	0%–12%
			Credit correlation	15%–100%

F-
102

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2021
Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	A verage (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	32	Discounted cash flow	Prepayment rate	2%–17%	7%
		Price-based	Default rate	0%–1%	0%
			Recovery rate	100%–100%	100%
			Discount margin	28bps–170bps	51bps

Commercial mortgage-backed securities	716	Discounted cash flow Price-based	Discount margin	5bps–210bps	22bps

Corporate bonds and other debt securities	1,530	Discounted cash flow	Prepayment rate (1)	10%–18%	18%
		Price-based	Default rate (1)	1%–24%	2%
			Recovery rate (1)	10%–68%	66%
			Discount margin (1)	45bps–143bps	115bps
			Discount margin (2)	4bps–507bps	284bps

Derivative financial instruments, net:
Interest rate contracts	8	Internal valuation model (3)	IR – IR correlation	35%–100%	76%

Foreign exchange contracts	23	Internal valuation model (3)	FX – IR correlation	23%–50%	30%
			FX – FX correlation	43%–65%	54%

Equity-related contracts	(21)	Internal valuation model (3)	Equity – IR correlation	25%–25%	25%
			Equity correlation	0%–100%	88%
			Equity volatility	8%–71%	41%

Credit-related contracts	2	Internal valuation model (3)	Default rate	0%–5%	1%
			Credit correlation	40%–100%	66%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0%–63%	33%

Long-term debt	713	Internal valuation model (3)	IR – IR correlation	49%–100%	78%
			FX – IR correlation	23%–50%	36%
			FX – FX correlation	43%–65%	54%
			Equity – IR correlation	25%–25%	25%
			Equity – FX correlation	-33%–50%	0%
			Equity correlation	0%–100%	88%
			Equity volatility	8%–71%	29%
			Default rate	0%–5%	1%
			Credit correlation	17%–100%	68%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
IR = Interest rate
FX = Foreign exchange
Uncertainty of fair

value measurements relating to unobservable inputs and interrelationships among unobservable inputs
The following is a description of the uncertainty of the fair value measurements from the use of significant unobservable inputs and a description of interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

F-
10
3

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

F-10
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2020 and 2021:

2020	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	90	—	—	90	136
Loans held-for-sale	26	—	20	6	26
Equity securities (without readily determinable fair values)	2	—	—	2	2
Premises and equipment—net	1	—	1	—	12
Other assets	—	—	—	—	3
Goodwill	—	—	—	—	2

Total assets measured at fair value on a nonrecurring basis	119	—	21	98	181

2021	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	85	—	3	82	167
Loans held-for-sale	22	—	21	1	23
Equity securities (without readily determinable fair values)	3	—	—	3	4
Premises and equipment—net	—	—	—	—	7
Other assets	24	—	—	24	34

Total assets measured at fair value on a nonrecurring basis	134	—	24	110	235

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above became nonaccrual and are measured based upon the observable market price of the loan, which is classified as Level 2, or the fair value of the underlying collateral, which is classified as Level 3.
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

F-10
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Premises and equipment—net and Other assets in the table above have been impaired and written down to fair value.
Goodwill in the table above is due to the decline in the fair value of the reporting unit, the carrying amount of the goodwill was reduced to its fair value. There was no goodwill measured at fair value on a nonrecurring basis as of March 31, 2021.
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
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. Only an immaterial amount included in Long-term debt in the statement of financial position is not eligible for fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥112 billion and ¥14 billion at March 31, 2020 and 2021, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥56 billion and ¥(10) billion for the fiscal years ended March 31, 2020 and 2021, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
Fair value of financial instruments
ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

F-10
6

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
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥420 billion and ¥186 billion at March 31, 2020 and 2021, respectively, were not included in the disclosure.
Loans
Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent nonaccrual loans is determined based on the fair value of the underlying collateral.
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

F-10
7

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
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2020 and 2021.

8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2020 and 2021, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	2020
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	63,755	63,755	1,318	62,437	—
Investments	862	875	493	382	—
Loans, net of allowance for loan losses (Note)	86,914	88,124	—	—	88,124
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	51,954	51,954	29,812	22,142	—
Interest-bearing deposits	114,653	114,659	58,935	55,724	—
Due to trust accounts	250	250	—	250	—
Other short-term borrowings	4,914	4,914	—	4,914	—
Long-term debt	7,821	7,708	—	6,813	895

	2021
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	63,910	63,910	47,441	16,469	—
Investments	887	904	490	414	—
Loans, net of allowance for loan losses (Note)	87,708	88,845	—	—	88,845

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	53,278	53,278	—	53,278	—
Interest-bearing deposits	118,860	118,849	—	118,849	—
Due to trust accounts	381	381	—	381	—
Other short-term borrowings	9,086	9,086	—	9,086	—
Long-term debt	9,034	9,219	—	7,847	1,372

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

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

F-1
1
0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2020 and 2021. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

					Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
2020
Assets (1) :
Derivatives	9,819	—	9,819		(7,723)	(629)	1,467
Receivables under resale agreements	17,347	—	17,347		(17,197)	—	150
Receivables under securities borrowing transactions	1,753	—	1,753		(1,709)	—	44

Total	28,919	—	28,919		(26,629)	(629)	1,661

Liabilities (1) :
Derivatives	9,220	—	9,220		(7,519)	(1,215)	486
Payables under repurchase agreements	17,542	—	17,542		(17,191)	—	351
Payables under securities lending transactions	626	—	626		(623)	—	3

Total	27,388	—	27,388		(25,333)	(1,215)	840

2021
Assets (1) :
Derivatives	8,625	—	8,625	(5)	(6,323)	(588)	1,714
Receivables under resale agreements	11,623	—	11,623	(6)	(10,478)	—	1,145
Receivables under securities borrowing transactions	2,694	—	2,694	(7)	(2,621)	—	73

Total	22,942	—	22,942		(19,422)	(588)	2,932

Liabilities (1) :
Derivatives	8,252	—	8,252	(5)	(6,033)	(933)	1,286
Payables under repurchase agreements	18,607	—	18,607	(6)	(17,979)	—	628
Payables under securities lending transactions	1,208	—	1,208	(7)	(953)	—	255

Total	28,067	—	28,067		(24,965)	(933)	2,169

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

F-
111

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)	The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements at March 31, 2021 were ¥8,168 billion and ¥7,652 billion, respectively.
(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms at March 31, 2021 were ¥10,551 billion and ¥18,321 billion, respectively.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms at March 31, 2021 were ¥2,694 billion and ¥958 billion, respectively.

29. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2020 and 2021:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
2020
Repurchase agreements	6,357	5,467	4,867	1,280	17,971
Securities lending transactions	877	231	—	316	1,424

Total	7,234	5,698	4,867	1,596	19,395

2021
Repurchase agreements	9,459	3,586	4,315	1,247	18,607
Securities lending transactions	943	15	—	250	1,208

Total	10,402	3,601	4,315	1,497	19,815

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2020 and 2021:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
2020
Japanese government bonds and Japanese local government bonds	1,790	269
Foreign government bonds and foreign agency mortgage-backed securities	15,218	359
Commercial paper and corporate bonds	273	50
Equity securities	542	730
Other	148	16

Total (Note)	17,971	1,424

2021
Japanese government bonds and Japanese local government bonds	1,787	352
Foreign government bonds and foreign agency mortgage-backed securities	15,917	131
Commercial paper and corporate bonds	284	57
Equity securities	544	654
Other	75	14

Total	18,607	1,208

F-1
12

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:
Amounts exceeded the gross amounts recognized in Note 28 “Offsetting of financial assets and financial liabilities” by ¥1,227 billion at March 31, 2020, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off
or where uncertainty exists as to the enforceability.

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
30. Related party transactions
The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2020 and 2021, the aggregate loans to the Group’s equity method investees amounted to ¥497 billion and ¥
550 billion
, respectively, and outstanding loans to MHFG Group’s directors, executive officers, and other related parties were not considered significant. There were no loans to related parties that were considered nonaccrual. During the fiscal year ended March 31, 2021, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. See Note 20 “Pension and other employee benefit plans” for further details. In addition, the other transactions with the related parties excluding loan transactions and partial withdrawal of assets from employee retirement benefit trusts, are considered immaterial.
Summarized Financial Information of the MHFG Group’s Equity Method Investees
Summarized financial information of the MHFG Group’s equity method investees as of March 31, 2020 and 2021, and for each of the three years ended March 31, 2021, is as follows:

	2020	2021
	(in billions of yen)
Loans	7,268	7,521
Total assets	27,036	29,540
Deposits	8,665	10,301
Total liabilities	25,014	27,247
Total equity	2,022	2,293
Noncontrolling interests	11	13

	2019	2020	2021
	(in billions of yen)
Total interest and dividend income	503	586	570
Total interest expense	165	198	188
Provision (credit) for credit losses	84	81	91
Net interest income after provision (credit) for credit losses	254	307	291
Income before income tax expense	229	196	237
Net income	201	150	178

F-1
13

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

F-11
4

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
right-of-use
assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.

	MHFG (Consolidated)
2019 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	708.2	469.0	398.6	191.7	54.1	6.1	1,827.7
General and administrative expenses (3)	717.0	205.4	234.1	201.0	31.4	51.7	1,440.6
Equity in earnings (losses) of equity method investees—net	18.1	0.9	5.8	—	1.3	25.1	51.2
Amortization of goodwill and others	2.8	0.1	0.4	1.1	8.0	1.2	13.6
Others	—	—	—	—	—	(16.3)	(16.3)

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	6.5	264.4	169.9	(10.4)	16.0	(38.0)	408.4

Fixed assets (5)	515.7	219.0	164.9	93.4	0.1	664.1	1,657.2

	MHFG (Consolidated)
2020 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	676.4	459.5	410.9	411.5	52.9	61.6	2,072.8
General and administrative expenses (3)	673.2	215.7	245.3	202.6	33.1	41.6	1,411.5
Equity in earnings (losses) of equity method investees—net	11.7	2.0	10.4	—	1.3	5.0	30.4
Amortization of goodwill and others	2.7	0.1	0.4	1.1	7.8	1.1	13.2
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	12.2	245.7	175.6	207.8	13.3	18.0	672.6

Fixed assets (5)	520.1	197.3	161.0	92.3	0.1	769.0	1,739.8

F-11
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)
2021 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	679.9	491.9	450.6	487.2	50.4	40.8	2,200.8
General and administrative expenses (3)	640.6	209.6	251.1	218.2	32.9	56.3	1,408.7
Equity in earnings (losses) of equity method investees—net	5.5	3.9	10.9	—	1.1	(1.5)	19.9
Amortization of goodwill and others	2.3	0.1	0.4	0.8	7.6	1.0	12.2
Others	—	—	—	—	—	—	—

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	42.5	286.1	210.0	268.2	11.0	(18.0)	799.8

Fixed assets (5)	547.0	185.1	162.1	93.9	0.1	767.5	1,755.7

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the fiscal years ended March 31, 2019, 2020 and 2021, net gains (losses) related to ETFs and others amounted to ¥15.0 billion, ¥10.6 billion and ¥2.0 billion, respectively, of which ¥7.3 billion, ¥7.3 billion and ¥(1.3) billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees—net and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

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

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;

F-11
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the fiscal years ended March 31, 2019, 2020 and 2021 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at March 31, 2020 and 2021 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	2019	2020	2021
	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	408.4	672.6	799.8

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	23.3	46.3	6.3
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(30.7)	(183.3)	(209.9)
Gains on reversal of reserves for possible losses on loans, and others	11.2	11.6	4.9
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	259.9	126.6	10.1
Net extraordinary gains (losses)	(497.9)	(19.2)	115.9
Others	(57.9)	(35.9)	(74.9)

Income before income tax expense under Japanese GAAP	116.3	618.7	652.2
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	45.3	111.2	(86.4)
Investments	(273.3)	(480.9)	523.5
Loans	(11.9)	(3.0)	(16.9)
Allowances for credit losses (1)	(5.8)	0.7	83.3
Premises and equipment	303.6	(96.1)	(56.5)
Land revaluation	10.2	2.1	6.4
Business combinations	(12.8)	6.0	(1.0)
Pension liabilities	(32.2)	(56.7)	(153.2)
Consolidation of variable interest entities	(39.0)	39.3	104.6
Foreign currency translation	1.7	17.3	(31.5)
Others	(17.0)	(5.1)	4.3

Income before income tax expense under U.S. GAAP	85.1	153.5	1,028.8

	2019	2020	2021
	(in billions of yen)
Fixed assets	1,657.2	1,739.8	1,755.7

U.S. GAAP adjustments (2)	413.1	887.2	816.1

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,070.3	2,627.0	2,571.8

F-11
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued
)

Notes:
(1)
The MHFG Group adopted ASU
No.2016-13,
2019-04,
2019-05,
and
2019-11
on April 1, 2020. Allowances for credit losses for the fiscal year ended March 31, 2021 substitute allowances for loan losses and off-balance-sheet
instruments for the fiscal years ended March 31, 2019 and 2020. See Note 2 “Issued accounting pronouncements” for further details.

(2)
The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from right-of-use
assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP
.

F-11
8

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2019:
Total revenue (1)	1,705.5	792.1	66.0	249.7	616.5	3,429.8
Total expenses (2)	2,082.6	696.5	46.1	203.2	316.3	3,344.7

Income (loss) before income tax expense	(377.1)	95.6	19.9	46.5	300.2	85.1

Net income (loss)	(331.4)	85.3	17.0	34.6	270.2	75.7

Total assets at end of fiscal year	133,443.5	25,913.5	4,824.7	15,322.5	18,107.0	197,611.2

Fiscal year ended March 31, 2020:
Total revenue (1)	1,681.0	801.5	95.1	270.4	610.9	3,458.9
Total expenses (2)	2,008.9	679.2	41.5	239.1	336.7	3,305.4

Income (loss) before income tax expense	(327.9)	122.3	53.6	31.3	274.2	153.5

Net income (loss)	(312.8)	100.4	51.5	23.6	243.6	106.3

Total assets at end of fiscal year	137,470.4	34,650.4	4,137.3	15,487.0	19,473.7	211,218.8

Fiscal year ended March 31, 2021:
Total revenue (1)	2,290.8	503.8	154.5	188.7	360.1	3,497.9
Total expenses (2)	1,918.2	243.5	14.4	115.8	177.2	2,469.1

Income (loss) before income tax expense	372.6	260.3	140.1	72.9	182.9	1,028.8

Net income (loss)	235.6	227.4	137.2	60.9	156.9	818.0

Total assets at end of fiscal year	152,613.7	31,939.9	4,405.3	14,150.6	18,542.0	221,651.5

Notes:
(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for credit losses and Noninterest expenses.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Mizuho Financial Group, Inc., parent company
The following tables present the parent company only financial information of MHFG:
Condensed balance sheets

	2020	2021
	(in millions of yen)
Assets:
Cash and due from banking subsidiaries	43,016	44,619
Interest-bearing deposits in banking subsidiaries	218	347
Investments in subsidiaries and affiliated companies:
Banking subsidiaries	8,104,662	8,561,350
Non-banking subsidiaries and affiliated companies	1,139,694	1,241,783
Long-term loans receivable from a banking subsidiary	6,539,819	7,851,894
Other	471,225	549,068

Total	16,298,634	18,249,061

Liabilities and shareholders’ equity:
Short-term borrowings from a banking subsidiary	860,000	850,000
Long-term debt	6,555,053	7,875,414
Other liabilities	371,216	418,409
Shareholders’ equity	8,512,365	9,105,238

Total	16,298,634	18,249,061

F-1
20

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of income

	2019	2020	2021
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	267,724	23,824	214,473
Non-banking subsidiaries and affiliated companies	23,392	12,850	17,499
Management fees from subsidiaries	39,292	38,004	36,334
Interest income on loans and discounts	106,920	123,354	128,697
Gains on disposal of premises and equipment	—	10,866	—
Other income	9,575	7,088	12,010

Total	446,903	215,986	409,013

Expenses:
Operating expenses	40,680	38,951	37,979
Interest expense	110,861	126,516	130,812
Other expense	59,049	25,313	8,842

Total	210,590	190,780	177,633

Equity in undistributed net income (loss) of subsidiaries	(173,142)	130,930	341,369

Income before income tax expense	63,171	156,136	572,749
Income tax expense (benefit)	(21,300)	5,941	(9,016)

Net income	84,471	150,195	581,765

F-1
21

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2019	2020	2021
	(in millions of yen)
Cash flows from operating activities:
Net income	84,471	150,195	581,765
Adjustments and other	197,193	(92,059)	(390,748)

Net cash provided by operating activities	281,664	58,136	191,017

Cash flows from investing activities:
Proceeds from sales of Equity securities	139,719	—	—
Net change in loans	(1,075,059)	(1,496,047)	(1,167,385)
Purchases of premises and equipment	(11,640)	(43,406)	(41,382)
Proceeds from sales of premises and equipment	—	209,657	55,624
Net change in other investing activities	(1,310)	(5,150)	(1,245)

Net cash used in investing activities	(948,290)	(1,334,946)	(1,154,388)

Cash flows from financing activities:
Net change in short-term borrowings	(140,000)	(85,505)	(10,000)
Proceeds from issuance of long-term debt	1,075,059	1,531,047	1,477,385
Repayment of long-term debt	—	(35,000)	(310,000)
Proceeds from issuance of common stock	3	—	—
Purchases of treasury stock	(2,124)	(1,441)	(1,849)
Dividends paid	(190,413)	(190,386)	(190,498)
Net change in other financing activities	437	962	65

Net cash provided by financing activities	742,962	1,219,677	965,103

Effect of exchange rate changes on cash and cash equivalents	540	—	—

Net increase (decrease) in cash and cash equivalents	76,876	(57,133)	1,732
Cash and cash equivalents at beginning of fiscal year	23,491	100,367	43,234

Cash and cash equivalents at end of fiscal year	100,367	43,234	44,966

34. Subsequent events
Sale of partial shares of our subsidiary in response to the subsidiary’s share buyback
MHFG sold a part of its common shares of MHSC in response to the share buyback conducted by MHSC. The details are as follows.
(1) Reason of MHSC’s share buyback
MHSC conducted the share buyback for capital improvement following the MHFG Gr
o
up’s capital policy, which MHFG, the parent company of MHSC, presented in light of the MHFG Group’s financial structure reforms.
(2) The number of sold shares, the selling price and the date of the sale

The number of sold shares	1,205,211,726 shares
The selling price	¥370,000 millions of yen
The date of the sale	June 29, 2021

F-1
22

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Impact of the share sale on the MHFG Group’s future consolidated results of operations or financial condition.
The sale of some of MHSC’s shares is expected to impact the results of operations such as decreasing MHFG’s taxable income. Currently an estimated impact cannot be made as MHFG Group is evaluating the impact of this sale on the MHFG Group’s consolidated results of operations or financial condition.

F-
123

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated October 1, 2020 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2021 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated April 1, 2018 (English Translation)*

2.1	Form of American Depositary Receipt

2.2
Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2021 (English Translation)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2021, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018
**
Incorporated by reference to our annual report on Form
20-F
(No.
001-33098)
filed on July 3, 2018, except Exhibit A thereto. Exhibit A to the Deposit Agreement has been revised as of October 1, 2020. For the latest Exhibit A, see Exhibit 2.1 to this annual report.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Tatsufumi Sakai
Name:	Tatsufumi Sakai
Title:	President & Group CEO
July 2, 2021