Form 20-F
period 2022-03-31
MIZUHO FINANCIAL GROUP INC
filed 2022-07-01
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended March 31, 2022
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
Yasutoshi Tanaka,
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
At March 31, 2022, the following shares of capital stock were issued: 2,539,249,894 shares of common stock (including 684,902 shares of common stock held by the registrant as treasury stock).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Ye
s  ☐    No  ☒
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
Ye
s  ☐    No  ☒
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

•	international conflicts and geopolitical disruptions;

•	the development and impact of the novel coronavirus;

•	increase in allowance for credit losses on loans and incurrence of significant credit-related costs;

•	declines in the value of our securities portfolio, including as a result of the declines in stock markets and the impact of the dislocation in the global financial markets;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	decrease in the market liquidity of our assets;

•	revised assumptions or other changes related to our pension plans;

•	a decline in our deferred tax assets;

•	the effect of financial transactions entered into for hedging and other similar purposes;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	our ability to avoid reputational harm;

•	our ability to implement our Five-Year Business Plan and other strategic initiatives and measures effectively;

•	the effectiveness of our operation, legal and other risk management policies;

•	the effect of changes in general economic conditions in Japan and elsewhere;

•	problems related to our information technology systems and cyber attacks;

•	amendments and other changes to the laws and regulations that are applicable to us; and

•	the effect of climate change.
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
3.A. Selected Financial Data
The following table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2018, 2019, 2020, 2021 and 2022 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.
The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2018, 2019, 2020, 2021 and 2022 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, an independent registered public accounting firm.
You should read the selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2018	2019	2020	2021	2022
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,761,886	¥2,207,443	¥2,151,172	¥1,456,556	¥1,443,941
Interest expense	889,936	1,313,476	1,271,381	467,939	374,132

Net interest income	871,950	893,967	879,791	988,617	1,069,809
Provision (credit) for credit losses	(126,362)	32,459	156,200	112,776	214,408

Net interest income after provision (credit) for credit losses	998,312	861,508	723,591	875,841	855,401
Noninterest income	1,604,663	1,222,371	1,307,740	2,041,320	669,790
Noninterest expenses	1,763,677	1,998,819	1,877,841	1,888,397	1,767,679

Income (loss) before income tax expense (benefit)	839,298	85,060	153,490	1,028,764	(242,488)
Income tax expense (benefit)	237,604	9,335	47,175	210,716	(141,017)

Net income (loss)	601,694	75,725	106,315	818,048	(101,471)
Less: Net income (loss) attributable to noncontrolling interests	24,086	(8,746)	(43,880)	236,283	3,251

Net income (loss) attributable to MHFG shareholders	¥577,608	¥84,471	¥150,195	¥581,765	¥(104,722)

Net income (loss) attributable to common shareholders	¥577,608	¥84,471	¥150,195	¥581,765	¥(104,722)
Amounts per share (1) :
Basic earnings per common share—net income (loss) attributable to common shareholders	¥227.71	¥33.31	¥59.19	¥229.27	¥(41.28)
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥227.64	¥33.30	¥59.19	¥229.26	¥(41.28)
Number of shares used to calculate basic earnings per common share (in thousands)	2,536,635	2,536,238	2,537,368	2,537,513	2,537,051
Number of shares used to calculate diluted earnings per common share (in thousands)	2,537,393	2,536,690	2,537,526	2,537,602	2,537,051
Cash dividends per share (2)(3) :
Common stock	¥75.00	¥75.00	¥75.00	¥75.00	¥80.00
	$0.71	$0.68	$0.70	$0.68	$0.66

	As of and for the fiscal years ended March 31,
	2018	2019	2020	2021	2022
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥204,255,642	¥197,611,195	¥211,218,760	¥221,651,474	¥231,550,704
Loans, net of allowance	83,204,742	82,492,742	87,087,233	87,930,018	89,480,766
Total liabilities	194,751,942	188,109,702	202,043,136	211,963,317	222,108,473
Deposits	136,884,006	138,296,916	144,948,667	151,010,604	157,178,284
Long-term debt	12,955,230	11,529,400	10,346,152	11,706,471	12,578,216
Common stock	5,826,383	5,829,657	5,827,500	5,826,863	5,816,834
Total MHFG shareholders’ equity	8,868,421	8,726,519	8,512,365	9,105,238	8,914,212
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	0.28%	0.04%	0.07%	0.26%	(0.04)%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	8.26%	1.11%	1.95%	7.50%	(1.30)%
Dividends per common share as a percentage of basic earnings per common share	32.94%	225.16%	126.71%	32.71%	(193.80)%
Average MHFG shareholders’ equity as a percentage of total average assets	3.35%	3.71%	3.81%	3.43%	3.46%
Net interest income as a percentage of total average interest-earning assets	0.47%	0.48%	0.48%	0.48%	0.50%

Notes:

(1)
Mizuho Financial Group adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares effective as of October 1, 2020. For purposes of the amounts per share, we have assumed the effective date of the share consolidation to be April 1, 2017.

(2)
Yen amounts are expressed in U.S. dollars at the rate of ¥106.20= $1.00, ¥110.68= $1.00, ¥107.53= $1.00, ¥110.61= $1.00 and ¥121.44= $1.00 for the fiscal years ended March 31, 2018, 2019, 2020, 2021 and 2022, respectively. These rates are the noon buying rates on the respective fiscal year-end
dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

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
Risks Relating to Our Business
International conflicts and geopolitical disruptions may have an adverse effect on us.
Due to the situation in Ukraine, Japan, the United States and some European countries have imposed economic sanctions on Russia. Furthermore, concerns about deteriorating US-China relations are growing as the United States and its allies begin to implement more assertive measures against China. Against the backdrop of the growing international conflicts and geopolitical disruptions, our clients and suppliers may face challenges of business contraction, volatile prices and supply chain instability and be compelled to reevaluate their business strategies. Moreover, the international situation could lead to declines in corporate earnings and a rise in uncertainty in financial markets, which could result in an increase in our credit-related costs, a decrease in the value of our assets and a negative impact on our liquidity. The increasingly stringent regulations resulting from the geopolitical disruptions could further lead to enhanced regulatory compliance risk and the related risk of reputational damage. As a result of any of the foregoing, our business, financial condition and results of operations may be materially and adversely affected.
The outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition.
Due to a strain of virus called
SARS-CoV-2
(severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes coronavirus disease, or
COVID-19,
the global economy, including that of Japan, continues to be under pressure, and the corresponding prevention measures taken by countries seeking to control the spread of coronavirus have significantly destabilized global supply chains. Financial and monetary easing measures taken by governments and central banks have been preventing severe liquidity crises in the global financial system to date, and financial markets have been gradually returning to stability. However, the intermittent surges of new cases show that uncertainties regarding the recovery still remain.
As countries, beginning with those in Europe and the United States, start to explore ways to co-exist with the novel coronavirus, cross-border movement is still constrained, and it is expected that it would take time for the global economy to fully recover. Moreover, due to higher price inflation associated with the resumption of economies in Europe and the United States, an increase in interest rates and monetary tightening, high volatility in financial markets is expected to continue. As a result, we may incur significantly increased credit-related costs, increased valuation losses and impairment of our assets, and our liquidity could also decline. As a result of any of the foregoing, our business, financial condition and results of operations may be materially and adversely affected.
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
As concerns regarding environmental and social issues, such as climate change, biodiversity and human rights, have heightened in recent years, we believe that our stakeholders as well as the society at large expect that we, as a financial services provider, give increasing consideration to such issues. While we are strengthening our efforts to reduce environmental and social risks, including establishing comprehensive policies for, among others, engaging with specific sectors that are likely to exacerbate negative impacts on the environment and society or engagement across multiple sectors, the expectations placed upon us and companies which we invest in or extend loans to continue to heighten day by day. Although we may from time to time establish environmental, social or governance objectives or targets, there is no assurance that we will be successful in achieving such objectives or targets or that such objectives or targets will not be changed. Our reputation may be harmed and credit-related costs could rise if our or such companies’ efforts fall short of such expectations. As a result, our business, financial condition and results of operations could be materially and adversely affected.
Climate change could have an adverse effect on us.
Following the adoption of the Paris Agreement in 2015, measures to reduce greenhouse gases that are seen as the cause of climate change have been promoting globally. As the participating nations agreed on the target to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels at the UN Climate Change Conference in Glasgow (COP26) held in 2021, governments and others have been accelerating their measures to counter climate change, and addressing climate change risks, among various environmental and social issues, has become increasingly important.
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

We regularly review our strategy and risk management structure in order to manage the aforementioned risks, while paying attention to global trends. However, if our initiatives do not have their anticipated effects and climate change risks, whether or not contemplated above, materialize, our business operations, results and financial conditions could be materially and adversely affected.
The transition of interest rate benchmarks such as LIBOR could have adverse effects on our financial condition and results of operations.
Many of our products and services refer to benchmark interest rates such as the London Interbank Offered Rate (“LIBOR”). We also utilize such benchmark interest rates for our own evaluation of financial instruments and various other internal management purposes.
In light of the LIBOR manipulation scandal that surfaced in 2012, many financial authorities around the world have commented on a transition to the risk-free rate as the benchmark interest rate to improve reliability and transparency. In addition, in July 2017, the Chief Executive of the Financial Conduct Authority of the United Kingdom (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to present rates for the calculation of the LIBOR benchmark after 2021. Later in March 2021, ICE Benchmark Administration Limited (“IBA”), the administrator of LIBOR, announced that it will cease the publication of JPY, GBP, EUR, CHF LIBOR and certain USD LIBOR settings immediately after the end of 2021 and cease the publication of the remaining USD LIBOR settings after the end of June 2023. Since December 2021, IBA has ceased the publication of JPY, GBP, EUR and CHF LIBOR, and the 1-week and 2-months USD LIBOR as scheduled.
We have taken measures to prepare us for the cessation of publication of LIBOR and the shift to a successor interest rate benchmark across the entire group. We have substantively completed the benchmark transition for LIBOR whose publication has ceased as of December 31, 2021 and we are working to address the cessation of overnight, 1-month, 3-month, 6 month, 12-month USD LIBOR after the end of June 2023. Issues such as the transition of a particular benchmark to a replacement rate could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. As a result, the transition could, for example, cause hedging accounting items to be derecognized and increase litigation risks regarding our existing products and services, which could adversely impact our profitability. There can be no assurance that a change in the benchmark interest rate and related valuation methods will not have a material adverse effect on our financial condition and results of operations. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.
Intensification of competition in the market for financial services could have an adverse effect on us.
We offer comprehensive financial services globally, centered on banking, trust banking and securities, and are subject to intense competition both domestically and internationally with large financial institutions, non-bank
financial institutions and others. In addition, as a result of “FinTech,” an increasing number of companies have been crossing industry lines and entering the field of finance, and it is possible that the competitive environment surrounding us may further intensify. Moreover, due to the reforms to financial regulations made to date, it may become difficult to differentiate strategies between us and our competitors, resulting in the intensification of competition in specific businesses.
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
Our business depends on maintaining the trust of depositors and other customers and market participants. Negative rumors about us, spread through media coverage, communications between market participants, social media, Internet postings or otherwise, could lead to our customers and market participants believing factually incorrect information about us and harm our reputation. In the event we are unable to dispel such rumors or otherwise restore our reputation, our business, financial condition, results of operations and the price of our securities could be materially and adversely affected.
We may be required to increase allowance for credit losses on loans and/or incur significant credit-related and other costs in the future due to problem loans.
We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the real estate and manufacturing industries as well as banks and other financial institutions is relatively high. We manage our credit portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and credit exposure concentrations in particular industries or corporate groups that are expected to be affected when risk events occur, and we also utilize credit derivatives for hedging and credit risk mitigation purposes. We also periodically assess the value of the relevant collateral or guarantee. However, depending on the status of domestic and global credit cycles, the business environment in particular industries, prices of real estate assets and other factors, the amount of our problem loans and other claims could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline. There can be no assurance that credit-related and other costs will not increase in the future as a result of the foregoing or otherwise.
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
We hold a significant amount of bonds, consisting mostly of Japanese government bonds, as well as U.S. Treasury bonds and other instruments primarily for the purpose of investment and in our trading account. For example, following the U.S. interest rate rise in early 2022, we recorded significant trading account losses for the fiscal year ended March 31, 2022 with respect to our holding of foreign bonds. As a result of such holdings, an increase in interest rates, primarily yen interest rates and U.S. dollar interest rates, could lead to unrealized losses of bonds or losses from sales of bonds. In addition, due mainly to differences in maturities between financial assets and liabilities, changes in interest rates could have an adverse effect on our average interest rate spread. We manage interest rate risk under our risk management policies, which provide for adjustments in the composition of our bond portfolio and the utilization of derivatives and other hedging methods to reduce our exposure to interest rate risk. However, in the event of significant changes in interest rates, including as a result of a change in Japanese monetary policy, increased sovereign risk due to deterioration of public finances and market trends, our financial condition and results of operations could be materially and adversely affected.
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
We record deferred tax assets, net of valuation allowance, based on a reasonable estimation of future taxable income in accordance with applicable accounting standards. Our financial condition and results of operations could be materially and adversely affected if our deferred tax assets decrease due to a change in our estimation of future taxable income, a change in tax rate as a result of tax system revisions or other factors. Because we consider the sale of available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy, turmoil in financial markets such as significant declines in stock prices could lead to a decrease in our estimated future taxable income.
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
For example, assuming a downgrade occurred on March 31, 2022, the additional collateral requirement in connection with our derivative contracts if other conditions remain unchanged, would have been approximately ¥15.7 billion for a one-notch
downgrade and approximately ¥31.5 billion for a
two-notch
downgrade.
Failure to maintain capital adequacy ratios and other regulatory standards above minimum required levels could have material adverse effects.
Capital adequacy regulations
We are subject to capital adequacy regulations as prescribed by the Financial Services Agency based on the Basel III rules text issued by the Basel Committee on Banking Supervision, both on a consolidated basis and with respect to each of our principal banking subsidiaries. The capital adequacy ratio rules were initially scheduled to be applied in stages over several years from January 1, 2022, with full application scheduled to commence in January 1, 2027 under the finalized Basel III reforms published by the Basel Committee on Banking Supervision in December 2017. However, in March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), announced a deferral of the implementation date of the finalized Basel III reform by one year to March 2023 in order to increase operational capacity of banks and supervisors to respond to
COVID-19.
Moreover, in March 2022, the Financial Services Agency announced that the implementation date of the finalized Basel III has been postponed by another year to March 31, 2024, in light of the international situation, and that financial institutions that intend to implement the finalized Basel III ahead of such schedule may do so by filing with the Financial Services Agency. In addition, it published the amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework in April 2022. Furthermore, we have been named by the Financial Stability Board as a “global systemically important bank”
(G-SIB),
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
Leverage ratio regulations
In December 2017, the Basel Committee on Banking Supervision published the finalized Basel III reforms in which the framework for the leverage ratio requirements was finalized, and the phased application of the requirements, as prescribed by the Financial Services Agency, commenced on March 31, 2019. In March 2020, according to the deferral of the implementation of the finalized Basel III reform announced by GHOS, the Financial Services Agency announced that the implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
in Japan were deferred for one year, and will take effect from March 31, 2023. In connection with this matter, in October 2021, the Financial Services Agency announced the draft amendments to the regulatory notices regarding the implementation of the finalized Basel III framework in Japan. In June 2020, under concerns regarding the increasing impact of the coronavirus pandemic, to maintain harmonization with the monetary policy implemented by the Bank of Japan and the prudent regulations for banks and other financial institutions, the Financial Services Agency introduced temporary measures to exclude amounts of deposits to the Bank of Japan from the total exposure, which is the denominator, in calculating leverage ratio when a ratio, which is separately determined by the Commissioner of the Financial Services Agency taking into account an exceptional macroeconomic condition, applies as minimum regulatory requirements for leverage ratio. The temporary measures were at first implemented as effective until March 31, 2021, but were later extended to be effective until March 31, 2022, and were further postponed to March 31, 2024 in March 2022.
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
Total Loss Absorbing Capacity (TLAC) regulations
In November 2015, the Financial Stability Board released a final document requiring
G-SIBs
to have a certain minimum total loss absorbing capacity (TLAC). The phased application by the Financial Services Agency of TLAC regulations in Japan to Japanese
G-SIBs,
including us, began on March 31, 2019 with full application, with certain limited exception, to take effect from March 31, 2022. In June 2020, the Financial Services Agency introduced temporary measures to exclude amounts of deposits to the Bank of Japan from the total exposure, which is the denominator, in calculating leverage ratio when a ratio, which is separately determined by the Commissioner of the Financial Services Agency taking into account an exceptional macroeconomic condition, applies as minimum regulatory requirements for such leverage ratio. The temporary measures were at first implemented as effective until March 31, 2021, but were later extended to be effective until March 31, 2022, and were further postponed to March 31, 2024 in March 2022. If excluding such amounts of deposits in calculating leverage ratio, such amounts of deposits are also excluded from the total exposure, which is the denominator, in calculating external TLAC ratio on total exposure basis and minimum internal TLAC. These regulations are applicable to
G-SIBs
such as us, in addition to capital adequacy regulations. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.” If the TLAC of us or our material subsidiaries fall below a certain threshold, the Financial Services Agency could require the submission of a plan to improve TLAC or may issue a business improvement order which could include various restrictions on, or suspension of portions of, our business. Such events could adversely affect our business, financial condition and results of operations.
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
For example, in February and March 2021, there were several system failure incidents at Mizuho Bank (also at Mizuho Trust & Banking Co., Ltd. for the incidents on August 20, 2021) that resulted in aborted customer transactions across our network in Japan, including ATM and internet banking transactions and foreign exchange remittances. On September 22, 2021 and November 26, 2021, we and Mizuho Bank received business improvement orders from the Financial Services Agency. In response to the business improvement orders received on November 26, 2021, we and Mizuho Bank submitted a business improvement plan to the Financial Services Agency on January 17, 2022. We and Mizuho Bank have been providing reports of the status of implementation of the business improvement plan to the Financial Services Agency every three months, starting from March 31, 2022.

Problems relating to cyber attacks could significantly impair our ability to protect our customer’s private information and disrupt our business operations.
Our business depends on the secure processing, storage and transmission of confidential and other information within our global IT systems. There have been a number of highly publicized cases involving financial services companies, consumer-based companies, governmental agencies and other organizations reporting the unauthorized access of client, customer or other confidential information in recent years, as well as cyber attacks involving the dissemination, theft and destruction of corporate information or other assets, using ransomware or other malicious code, as a result of failure by employees or contractors to follow procedures or as a result of actions by third parties, including actions by foreign governments. In addition, the risk of cyber attacks from foreign government or state-sponsored actors may increase due to international conflicts and geopolitical tension.
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
For example, on November 26, 2021, Mizuho Bank received a corrective order from the Ministry of Finance. In response to the corrective order, Mizuho Bank submitted a report on improvement and prevention measures on December 17, 2021 to the Ministry of Finance and continues to provide such reports on a quarterly basis to the Ministry of Finance.
Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors to avoid doing business with us or investing in our securities or have other adverse effects.
U.S. law generally prohibits U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism (the “Designated Countries”), which currently includes Iran, Syria, North Korea and Cuba, and we maintain policies and procedures to comply with applicable U.S. laws. Our
non-U.S.
offices engage in transactions relating to the Designated Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions and maintenance of correspondent banking accounts. In addition, we maintain a representative office in Iran. We do not believe our operations relating to the Designated Countries are material to our business, financial condition or results of operations. We maintain policies and procedures to ensure compliance with applicable Japanese and U.S. laws and regulations.
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
In addition, our management is required to report on our internal control over financial reporting in accordance with the Financial Instruments and Exchange Act of Japan. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to address them in a timely manner or at all. Furthermore, even if our management concludes that our internal control over financial reporting are effective, our independent registered public accounting firm may still be unable to issue a report that concludes that our internal control over financial reporting are effective. In either case, we may lose investor confidence in the reliability of our financial statements.
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
We devote significant resources to maintain and strengthen our risk management policies and procedures. Despite this, and particularly in light of the rapid evolution of our operations, our policies and procedures designed to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risks are based upon our use of observed historical market behavior. As a result, these methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate. If our risk management policies and procedures do not function effectively, our financial condition and results of operations could be materially and adversely affected.
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
In September 2011, Mizuho Trust & Banking became a wholly-owned subsidiary of Mizuho Financial Group, Mizuho Securities became an unlisted subsidiary of the former Mizuho Corporate Bank, and Mizuho Investors Securities became a wholly-owned subsidiary of the former Mizuho Bank, through their respective stock-for-stock
exchanges. The purpose of these
stock-for-stock
exchanges was to further enhance the “group collective capabilities” by integrating group-wide business operations and optimizing management resources such as workforce and branch network.
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
In March 2017, we, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited and The
Dai-ichi
Life Insurance Company, Limited executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Japan Trustee Services Bank, Ltd. (“JTSB”) and Trust & Custody Services Bank, Ltd. (“TCSB”), which was a consolidated subsidiary of Mizuho Financial Group. Based on the aforementioned memorandum of understanding, TCSB and JTSB incorporated JTC Holdings, Ltd. (“JTC Holdings”) by joint share transfer in October 2018. After the joint share transfer, TCSB and JTSB became wholly-owned subsidiaries of JTC Holdings, and JTC Holdings, TCSB and JTSB became equity-method
affiliates of Mizuho Financial Group. In July 2020, JTC Holdings and TCSB merged with JTSB as the surviving entity, which changed its trade name to Custody Bank of Japan, Ltd. The purpose of the integration was to contribute to further growth in the domestic securities settlement market and domestic investment chain by realizing more stable and higher quality operations and strengthening its system development capabilities by seeking the benefits of scale.
In May 2020, we decided to integrate three consolidated subsidiaries of Mizuho Financial Group, Mizuho Information & Research Institute, Inc. (“MHIR”), Mizuho Research Institute Ltd. (“MHRI”) and Mizuho Trust Systems Company, Limited (“MHTS”) with MHIR as the surviving entity. Based on this decision, MHIR and MHTS merged with MHIR as the surviving entity in January 2021, and MHIR and MHRI were integrated and became a new company, Mizuho Research & Technologies Corporation (“MHRT”) in April 2021. The purpose of the integration was to significantly improve the ability of the Mizuho group to provide “New value beyond the conventional boundaries of finance” by organically combining and amalgamating each company’s research, consulting, and IT development capabilities.
In December 2021, Mizuho Private Wealth Management Co., Ltd., which had offered services catered to the ultra-wealthy, was dissolved, and its functions were assumed by Mizuho Bank, Ltd. in order to strengthen the group-wide capabilities of providing such services.
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
We are working to fulfill objectives set in our medium-term business plan spanning a five-year period starting from the fiscal year ended March 31, 2020, which is titled
“Five-Year
Business Plan: Transitioning to the Next Generation of Financial Services.” The global spread of
COVID-19
has led to irreversible structural changes to the economy and the society, from which it is expected that changes to our clients’ lifestyles and corporate activities will continue to be significant and rapid post-COVID-19.
While we have been ensuring stable business operations and financial functions against the backdrop of COVID-19 in order to fulfil our social responsibility as a financial institution, we have heightened our awareness in relation to the potential post-COVID-19 economic and social changes as well as the growing emphasis on sustainability. To that end, we have been building new partnerships with relevant clients and markets and adopting measures to accelerate reforms that aim to make us a stronger and more resilient financial group.
With respect to our business structure reforms, we have worked to fully draw on our strengths that we have cultivated thus far and go beyond the conventional boundaries of finance in order to provide optimal services and solutions. For more information on initiatives that we have taken in the fiscal year ended March 31, 2022, see “—Group Operations—Group Management Structure.”
With respect to our finance structure reforms, we have worked to reallocate corporate resources and strengthen our stable revenue base to enable us to pursue the transformation of our business portfolio to further enhance efficiency and our ability to capture stable revenue streams. During the fiscal year ended March 31, 2022, we made steady progress in capital accumulation, based on which we reformed our capital policies and shareholder return policies. Eventually, we achieved a dividend increase for the first time in 7 fiscal years. We are now in the position to move from the Capital Accumulation Phase to the Capital Utilization Phase, which offers a new direction for growth and investments.
In terms of corporate foundations reforms, by restructuring our subsidiaries and integrating their business functions of research, consulting and IT system development, we established Mizuho Research & Technologies, Ltd. on April 1, 2021 as a core group company that supports non-financing
business areas. Meanwhile, we have also been implementing various measures in connection with new human resources strategies. One example is the abolishment of the occupational categories implemented in the second half of the fiscal year ended March 31, 2022, in order to set aside the divisions created by such categories and offer equal opportunities to all of our employees.

In addition to the above-mentioned initiatives, we have proceeded with initiatives such as the creation of new business opportunities and the expansion of solution domains through the use of digital technology and open collaboration with third parties, including those in other industries.
We have further strengthened our efforts for sustainability strategically across the entire group. On April 1, 2022, we amended the “Basic Policy on Sustainability Initiatives” and re-defined our concept of sustainability as “Mizuho’s sustainable and steady growth, environmental conservation, sustainable development and prosperity of the economy, industry, and society both in Japan and around the world.” To achieve the re-defined sustainability, we re-assessed the priority for the mid to long term—the materiality (the important issues related to sustainability)—and established the Sustainability Promotion Committee to further strengthen the framework for sustainability promotion.
In terms of business opportunities, we have been focusing on the research and development of both financial and non-financial solutions for sustainability that cater to a wide range of needs from our customers. In terms of risk management, we have strengthened our risk management framework to better monitor and manage environmental and social risks stemming from issues such as climate change.
Moreover, we have been working to further enhance our commitments to climate change and decarbonization through efforts including joining the Net-Zero Banking Alliance (NZBA) and becoming the chair of the Japan Coalition for Partnership for Carbon Accounting Financials (PCAF).
Investigations into Incidents of System Failure
We and our subsidiary, Mizuho Bank, received business improvement orders dated September 22, 2021 and November 26, 2021 from the Financial Services Agency (FSA) pursuant to the provisions of Article 52-33, Paragraph 1 and Article 26, Paragraph 1 of the Banking Act of Japan. In response to this, we and Mizuho Bank submitted a business improvement plan to the FSA on January 17, 2022. We have been implementing measures to prevent further incidents based on the business improvement plan and building up crisis response capability in a multidimensional manner.
Mizuho Bank received a corrective order dated November 26, 2021 from the Ministry of Finance (MOF) pursuant to the provision of Article 17-2, Paragraph 1 of the Foreign Exchange and Foreign Trade Act of Japan in connection with its failure to adequately perform the confirmation obligations mentioned in Article 17 of the said act. In response to this, Mizuho Bank submitted a report comprising of the proposed improvement and prevention measures and adjustments of the audit regime. Mizuho Bank has been implementing measures to prevent further incidents, reassessing causes for such issues and reforming the internal control structure to better comply with the Foreign Exchange and Foreign Trade Act.
By the end of March 2022, we have made progress in addressing the main issues in connection to the direct causes of the system failures. We have constructed prototype systems based on precedents (e.g. various test and assessment systems) and put such systems into practice (e.g. through on-site monitoring, personnel and resource allocation). We plan to expand such systems to other fields while we continue to optimize their functionalities. In addition, with respect to our corporate culture and personnel-related measures on an organization-wide basis which are considered an indirect factor in the system failures, we recognize the need to get the initiatives for the improvement thereof off the ground and to continue to work persistently until we achieve results.
We have positioned “stabilization” as the objective for this fiscal year. After experimenting the new systems for their effectiveness, we decided to continue in the next and subsequent fiscal years. Specifically, we plan to further expand on the monitoring system from a layered confirmation framework (first line, second line, third line) in order to ensure the implementation of the reforms. The management will pinpoint the issues and discussion points to be prioritized in order to ensure effective follow-ups of the reforms. Considering that most prevention measures were put in place in April 2022, there should be more robust discussions and assessments on the content of these measures, but also an evaluation of effectiveness and state of retention.
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
Five-Year
Business Plan
In the
Five-Year
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
Specifically, we have designated key materiality (the important issues related to sustainability) projects to be implemented throughout the Mizuho group with efforts from different work unit levels ranging from internal companies, units and the group as a whole. The key projects were determined by assessing their significance and compatibility with our strategy and mid-
to long-term influence on our corporate value, taking into account requests and expectations from stakeholders.
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
Furthermore, to support the smooth asset succession, we provide products and services that utilize our trust functions such as Multifunctional Safety Trust and a web based app that can be used to manage inheritance.
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
In addition, in an effort to increase customer convenience, we have enhanced the efficiency of our branch network and ATM network throughout Japan. As part of the effort, we pushed for the banking, trust banking and securities services to be provided at the same location, including by setting up Mizuho Securities’ “Planet Booths” and Mizuho Trust & Banking’s “Trust Lounges” in the branches and offices of Mizuho Bank.
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
In the fiscal year ended March 31, 2022, we have strengthened our efforts to provide the world leading next generation financial services, including through forming a strategic alliance with Google Cloud Japan G.K. in the digital transformation field.
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
In response to increasing customer needs related to their growth strategy or business succession in an unclear business environment, we offer multi-layered solutions in response to the various development stages of our customers’ businesses through the combined strength of our entire group, including banking, trust banking and securities, based on a customer-focused approach.
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
For large corporate customers, based on our solid customer relationships and utilizing our global industry knowledge, we do not only provide financing, but also group-wide financial solutions such as fund management, underwriting of equity and bonds, M&A advisory and risk hedging products, etc., on a global basis to meet their needs in fund-raising, investment, management and financial strategies.

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
and
co-prosperity
based on changes in customer needs in response to changes in social and industrial structures. To that end, we plan to enhance our services of risk management for our customers through products and services such as mezzanine investment and debt financing including preferred shares and subordinated loans.
The environment that our customers are facing is changing rapidly due to such factors as the progress of industry transformation and the society’s heightened interest in sustainability, as well as intensified geopolitical risks. Under such circumstances, we strive to become the most reliable wholesale bank as well as a value co-creation
partner for our customers in order to help them achieve sustainable growth by providing solutions with in-depth
industry- and product-specific knowledge through the combined strength of our banking, trust banking, securities, and research and technology functions.
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
Meanwhile, we are enhancing our channels with customers in order to strengthen the framework to support their business outside Japan. We are forming business alliances with local financial institutions and government-

affiliated institutions to provide
up-to-date
local information to our customers. We are also enhancing our service framework to address the diverse business needs of customers. We will aim to build long-term relationships with customers by utilizing business, financial and ESG consulting and our close relationships with the top management of corporate customers based on our know-how
and insight regarding each country and industry sector.
In anticipation of future growth constraints, such as the phased implementation of Basel regulations and our foreign currency funding capabilities, we will continue our initiatives such as improving our profitability by strengthening current business bases and diversifying our product lineup, reforming of cost structure and adjusting of our business portfolio through selection and concentration.
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
With respect to the sales and trading business, we have continued to promote the integration of banking and securities functions in our branches in the United States and Europe and expand the product lineup in order to diversity our revenue base.
Against the backdrop of the mitigated restrictions of the firewall regulation in Japan, we will further deepen the integration of banking and securities functions in Japan, and will continue to accelerate the integration in the other parts of Asia. We aim to further enhance our presence by providing solutions more effectively and improving our trading capabilities through consolidating global risks and setting up electronic trading platforms to meet our customers’ diversified needs.
With respect to our ALM and investment business, against the backdrop of the global accelerating inflation and volatile market environment, through utilizing methodologies including our advanced early warning control, meticulous market analysis and abundant hedging methodologies, we adjust our asset allocation with flexibility to achieve a balance between the realized profits and the unrealized profits. With respect to ALM, in the face of the monetary tightening led by the US, through flexible balance sheet management and stable fund raising that take into account changes in the foreign currency deposit-loan ratio, we are supporting our customer’s global businesses. We strive for stable and efficient operations on a global basis to contribute to the well-being of the overall business performance of the Mizuho group.
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
We will strive to capture environmental changes, including increasing social demands for sustainability such as the response to climate change and changes in monetary policy of each country, and will support customers’ business structure transformation and corporate value improvement as much as possible.
Furthermore, we will closely collaborate with offices in Japan and around the world to respond with flexibility on a global basis to a diverse range of needs of our customers, especially for cash management, settlements and other transaction banking services, as well as services in the area of project finance. In addition, we are working to provide solutions from a long-term perspective by capturing market trends in various business areas such as enhancement of business functionalities in light of the progress in the digital transformation while maintaining our role as a stable settlement platform.
Research & Consulting Unit
The Research & Consulting Unit offers a wide variety of solutions with research functions that provide deep analysis, spanning from industrial to macroeconomic analysis and consulting functions that cover many fields, from specialized areas such as environment to business strategies.
In the research field, we conduct deep investigations and wide-ranging analyses from macro-economics to industry and corporation trends, and link research and business origination function.
In the consulting field, we also offer a wide range of functions to help solve various issues that companies face, including those regarding management / HR planning/digital transformation strategy / environment & energy and creation of new businesses, as well as social issues within the public sector, including infrastructure and health care by utilizing financial engineering and knowledge of data analytics.
In addition to the acceleration of digitalization, the rapid and irreversible development of sustainability trends, such as decarbonization, resource circulation and human rights have been further diversifying our customers’ needs. By taking initiatives such as enhancing the sophistication of research and expansion of consulting functions and by utilizing our industry, economic and social expertise, including those in relation to sustainability and digitalization, which will be the source of our enhanced competitiveness, we will intend to provide advanced and progressive value for helping address issues of our customers and of the society.
Competition
We engage in banking, trust banking, securities and other businesses related to financial services and face strong competition in all of those areas of businesses. See “Item 3.D. Key Information—Risk Factors—Intensification of competition in the market for financial services could have an adverse effect on us.” as well.
Our major competitors in Japan include:

•	Japan’s other major banking groups: Mitsubishi UFJ Financial Group and Sumitomo Mitsui Financial Group.

•
Other banking institutions: These include city banks, trust banks, regional banks, shinkin banks (or credit associations), credit cooperatives, agricultural cooperatives, foreign banks and retail-oriented banks.

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of global investment banks.

•	Government financial institutions: These include Japan Finance Corporation, Japan Post Bank, Development Bank of Japan and Japan Bank for International Cooperation.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies, leasing companies and other non-bank finance companies.

•	Asset management companies.

•	Other financial service providers, such as those that utilize “FinTech.”
In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading local banks in those financial markets outside Japan in which we conduct business.
Japanese Banking and Securities Industry
Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of June 22, 2022): (i) ordinary banks, of which there were 121, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 13, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.
Ordinary banks consist mainly of city banks and regional banks. City banks include the three largest banks in Japan (the “Mega-banks”), including Mizuho Bank. They are based in large cities and operate on a nation-wide
scale through networks of branch offices. The Mega-banks provide a wide range of operations, including retail banking, small and medium-sized
enterprise banking, large corporate banking, international operations and investment banking. Regional banks are mostly based in one of the prefectures of Japan and are generally much smaller in terms of total assets than city banks. In recent years, as a consequence of changes in the business environment, the number of regional banks that integrate their businesses with other regional banks based in other prefectures has been increasing. Customers of regional banks are mainly local retail customers, regional enterprises and local public utilities. In addition to these types of banks, new retail-oriented banks have emerged in recent years, including Internet banks and banks specializing in placing their ATMs in convenience stores and supermarkets without maintaining a branch network.

In addition to banking business, trust banks, including Mizuho Trust & Banking, are engaged in trust services, such as money trust, pension trust and investment trust services, as well as real estate and testamentary trust services.
Based on information published by the Financial Services Agency, available as of June 22, 2022, there were 57 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.
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
Another government financial institution, Japan Housing Finance Agency, supports housing loan business of private financial institutions through securitization of such loans.
A distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. Since the beginning of the 2000s, the governmental postal business has been in the phased process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank Co., Ltd., which currently operates as an ordinary bank. In November 2015, the shares of three main companies of the Japan Post group were listed on the Tokyo Stock Exchange, with Japan Post Holdings Co., Ltd. (“JPH”) disposing of approximately 11% of its ownership in the two subsidiaries, Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd., while the Japanese government disposed of approximately 11% of its ownership in JPH. The Japanese government has continued to dispose of its ownership in JPH and now owns approximately 34% of its shares, the lower limit prescribed by law. JPH aims to dispose of the shares of the above-mentioned two subsidiaries to lower the holding ratio to 50% or less as early as possible by March 2026, and had reduced its holding ratio of the shares of Japan Post Insurance Co., Ltd. to less than 50% by June 2021.
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
In the Japanese securities market, a large number of registered entities, including Mizuho Securities, are engaged in securities businesses, such as sales and underwriting of securities, investment advisory and investment management services. As deregulation of the securities market progressed, several of the country’s banking groups have entered into this market through their subsidiaries. In addition, foreign financial institutions have been active in this market.
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
Furthermore, under the Japanese TLAC regulations introduced in March 2019, the Financial Services Agency, acting on behalf of the Prime Minister, may order the bank holding company of a
G-SIB
in Japan designated as the domestic resolution entity of such
G-SIB
to submit reports related to improvement of TLAC or may issue a business improvement order to such domestic resolution entity if the external TLAC ratio of the domestic resolution entity or the internal TLAC amount of its material subsidiaries in Japan fall below the minimum requirements. See “Total Loss Absorbing Capacity” below.
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
The inspection of banks had been performed pursuant to a Financial Inspection Manual published by the Financial Services Agency. However, in December 2017, in order to upgrade the quality of its supervisory activities, to strengthen Japan’s financial infrastructure, and to enable the Japanese economy to realize its full potential, the Financial Services Agency embarked on the review of the supervisory approaches. The Financial Services Agency announced the “JFSA’s supervisory approaches—Replacing checklists with engagement” in June 2018, and is committed to continuous improvement of the supervisory approaches through dialogue with financial institutions, etc. by using theme-specific reports, etc. Based on this, in December 2019, the Financial Services Agency repealed the Financial Inspection Manual, including the appendix that was referred to for self-assessment and determining the write-off
and allowance.
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
Examination and Reporting Applicable to Shareholders
Under the Banking Act, a person who intends to hold 20% (in certain exceptional cases, 15%) or more of the voting rights of a bank is required to obtain prior approval of the Commissioner of the Financial Services Agency. In addition, the Financial Services Agency may request reports or submission of materials from, or inspect, any principal shareholder who holds 20% (in certain exceptional cases, 15%) or more of the voting rights of a bank, if necessary, in order to secure the sound and appropriate operation of the business of such bank. Under limited circumstances, the Financial Services Agency may order such principal shareholder to take such measures as the Financial Services Agency deems necessary.

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
The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate from April 2022, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, is 0.015%.
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
Recovery and Resolution Plan
In November 2021, the Financial Stability Board published the latest list of
G-SIBs.
The list is annually updated by the Financial Stability Board in each November, and the list as of November 2021 continues to include us. A recovery and resolution plan must be put in place for each
G-SIB
and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Major Banks, etc., as part of crisis management, financial institutions identified as
G-SIBs
must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each
G-SIB.
Capital Injection by the Government
The Strengthening Financial Functions Act (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Act No. 128 of 2004) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, certain amendments to the Strengthening Financial Functions Act took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and bank holding companies and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aim to promote not only the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized
enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in June 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. In 2016, the law was further amended to extend the period for application to March 31, 2022. Furthermore, in order to strengthen business bases of financial institutions by addressing the effects resulting from
COVID-19
and preventive measures against the coronavirus pandemic, the law was amended in June 2020 to extend the period for application to March 31, 2026 and special exceptions were established for financial institutions that need to improve their capital adequacy due to the adverse effects of
COVID-19.
None of the financial institutions within the Mizuho group are subject to such special exceptions. In July 2021, certain amendments to the Strengthening Financial Functions Act became effective, which, in order to sustain the financial functions for the revitalization of local economies in regions where the population is decreasing, etc., established a grant scheme to support financial institutions that aim to drastically strengthen their business foundation by mergers and other business integration. Application for the grant is open until March 31, 2026.
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
The Anti-Monopoly Act (Shiteki Dokusen no Kinshi oyobi Kousei Torihiki no Kakuho ni kansuru Houritsu) (Act No. 54 of 1947, as amended) prohibits a bank from holding more than 5% of another company’s voting rights. This does not apply to a bank holding company, although the bank holding company is subject to general shareholding restrictions under the Anti-Monopoly Act. The Banking Act does, however, in principle, prohibit a bank holding company and its subsidiaries, on an aggregate basis, from holding more than 15% (in contrast to 5% in the case of a bank and its subsidiaries) of the voting rights of certain types of companies not permitted to become subsidiaries of bank holding companies. Despite the foregoing shareholding restrictions, under the amendments to the Banking Act, which became effective from April 2017, bank holding companies and banks, with prior approval of the Prime Minister, can acquire and own voting rights of companies whose businesses contribute or are expected to contribute to the increased sophistication of the banking business or the enhancement of customer convenience by utilizing information and communication technology (“advanced banking service company”) that exceed the threshold of the voting rights described above. In November 2021, certain amendments to the Banking Act became effective, under which the businesses that contribute to the support and creation of sustainable societies, including revitalization of local economies, were added to the businesses of the advanced banking service company, and the standards for the permission applicable to certain sector businesses were relaxed.
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
Certain amendments to the Financial Instruments and Exchange Act and the Banking Act, which came into effect in June, 2009, revamped the firewall regulations regarding the holding of concurrent offices or posts among banks, securities firms and insurance firms and required banks, securities firms and insurance firms to establish systems for managing conflicts of interest in order to protect customers’ interests and expanded the types of business services that banks and certain other financial firms can provide. In June 2021, certain amendments to the Cabinet Office Ordinance under the Financial Instruments and Exchange Act became effective, which relaxed the firewall regulations to allow non-public
information, etc. of foreign company customers to be shared within a financial group. In addition, on June 22, 2022, certain amendments to the Cabinet Office Ordinance under the Financial Instruments and Exchange Act became effective, which relaxed the firewall regulations to allow non-public
information, etc. of certain subject companies such as listed companies, etc. to be shared within a financial group without consent of such companies, but required financial institutions to establish measures to respond to a request from relevant companies for suspension of sharing of such non-public
information, etc. At the same time, financial institutions are required to strengthen the effectiveness of measures to prevent market abuse.
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
In November 2021, certain amendments to the law became effective, by which amendments the name of the law was changed to “the Act of Provision of Financial Services (Kinyu Sabisu no Teikyou ni kansuru Houritsu)” and the “financial services intermediary business” was newly introduced thereunder. Under a single registration for financial services intermediary business, registrants are able to provide intermediary services of each of banking, securities and insurance. Providers of financial services intermediary business are not required to belong to a specific financial institution, but must comply with certain regulations to protect customers, including limitations on the type of services that they may provide, prohibitions on the acceptance of assets of customers and the lodging of a security deposit.

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

Share Purchase Program
The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act Concerning Restriction on Shareholdings by Banks. The Banks’ Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial
institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2022. The Banks’ Shareholdings Purchase Corporation purchased ¥1,796.2 billion of shares during the period from March 12, 2009 through March 31, 2022. The Banks’ Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2032, the end of the duration of the Banks’ Shareholdings Purchase Corporation, by taking into consideration the effects on the stock market. In November 2021, certain amendments to the Act Concerning Restriction on Shareholdings by Banks became effective, under which the abovementioned ends of the purchase period and the duration of the Banks’ Shareholdings Purchase Corporation were extended to March 31, 2026 and March 31, 2036, respectively.
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
In March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), announced a deferral of the implementation date of the finalized Basel III reform by one year to increase operational capacity of banks and supervisors to respond to
COVID-19.
As a result, it was scheduled to mainly take effect from January 1, 2023, and the revisions to the capital floor were scheduled to be phased in from January 1, 2023, with the initial capital floor of 50%, and were scheduled to be fully implemented at 72.5% from January 1, 2028. On March 30, 2020, the Financial Services Agency announced a deferral of the date of implementation in Japan of the Basel III finalization framework by one year until March 31, 2023. On September 28, 2021, the Financial Services Agency announced its plan to allow Japanese banks with only domestic operations that have not been using internal model-based approaches for measuring risks to further delay the application of the Basel III finalization framework for one additional year to March 31, 2024. Furthermore, on March 25, 2022, the Financial Services Agency announced its plan to further defer the implementation of Basel III finalization framework in Japan by one year, based on the international situation and dialogue with stakeholders: (i) in respect of the Japanese banks with international operations and Japanese banks with only domestic operations that have been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2024, except for banks that have notified the Financial Services Agency that they wish to implement Basel III finalization framework earlier, and (ii) in respect of the Japanese banks with only domestic operations that have not been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2025. Furthermore, the Financial Services Agency has published amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework between March and April 2022.
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
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the leverage ratio regulations which introduced the temporary measure to exclude amounts of deposits to the Bank of Japan from the calculation of the leverage ratio exposure from June 30, 2020 until March 31, 2021. The implementation period of this temporary measure has been extended twice in March 2021 and March 2022 to the end of March 2024.
Furthermore, the Financial Services Agency published its draft amendments to the regulatory notices regarding leverage ratio requirements under the Basel III finalization framework on October 29, 2021.
For further information regarding the leverage ratio, see “Item 5. Operating and Financial Review and Prospects—Capital Adequacy—Regulatory Capital Requirements.”
Liquidity
There are two minimum standards for funding liquidity: LCR and NSFR (each as defined below).
The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day
horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows, it could encounter under an acute short-term stress scenario. The GHOS agreed on a revised LCR standard on January 6, 2013, and the BCBS issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015. Under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of HQLA by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The regulatory minimum requirement of LCR is 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The BCBS issued final requirements for
LCR-related
disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.
The net stable funding ratio (“NSFR”) requires a minimum amount of stable sources of funding at a bank relative to the liquidity profiles of the assets, as well as the potential for contingent liquidity needs arising from off-balance
sheet commitments, over a
one-year
horizon. The BCBS finalized the NSFR framework in October 2014. In March 2021, the Financial Services Agency published amendments to the regulatory notices and guidelines pertaining to liquidity ratio requirements under which the NSFR was introduced in Japan with effect from September 30, 2021. Under the NSFR guidelines, NSFR is defined as the ratio obtained by dividing the sum of the amounts of available stable funding by the amount of required stable funding, each as defined in and calculated pursuant to such guidelines. The regulatory minimum requirement of NSFR is 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The BCBS issued final requirements for NSFR-related disclosures on June 22, 2015, and the NSFR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from September 30, 2021. The NSFR disclosure guidelines require such banks and bank holding companies to disclose their NSFR in common templates starting from September 30, 2021.
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
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the TLAC regulations which introduced the temporary measure to exclude amounts of deposits to the Bank of Japan from the calculation of the external TLAC ratio on total exposure basis from June 30, 2020 until March 31, 2021. The implementation period of such temporary measure has been extended twice in March 2021 and March 2022 to the end of March 2024.
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
In February 2018, the Financial Services Agency issued “Guidelines for Anti-Money Laundering and Combating the Financing of Terrorism” to clarify the basic stance on risk management practices against money laundering and terrorists financing in order to encourage financial institutions to improve their regimes to effectively prevent money laundering and terrorists financing. The guidelines were partially revised from time to time with the intent to, among other things, further enhance financial institutions’ risk management for anti-money laundering and combating the financing of terrorism.
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
United States
As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s New York, Chicago, Los Angeles and 1251 Building (New York) branches and Houston, Atlanta, Dallas, San Francisco and Washington, D.C. representative offices. We also own one bank in the United States, Mizuho Bank (USA), which is engaged primarily in the banking services, trust services and custody business, and a U.S. broker-dealer, Mizuho Securities USA LLC, which is engaged in the securities business.
The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes and penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. In recent years, federal and state regulatory and law enforcement authorities have closely scrutinized the compliance by financial institutions with the Bank Secrecy Act and anti-money laundering rules.
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
To retain our status as an FHC, we must also comply with certain additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized.” We and each of our U.S. insured depository institution subsidiaries must also be “well managed,” including that we and they maintain supervisory ratings that are at least satisfactory. Further, Mizuho Financial Group and Mizuho Bank must also meet such capital standards as calculated under their home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as an FHC during any period of noncompliance without the prior approval of the Federal Reserve Board, and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.
U.S. branches, agencies and representative offices of foreign banks must be licensed, and are also supervised and regulated, by either a state banking authority or by the Office of the Comptroller of the Currency (“OCC”), the U.S. federal bank regulatory agency that charters and regulates national banks and federal branches and agencies of foreign banks. Each branch and representative office in the United States of Mizuho Bank is state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks, as a general matter, may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices and such activities are permissible under applicable state law. U.S. federal banking laws also subject state-licensed branches and agencies to the same single-borrower lending limits that apply to federal branches and agencies, which are substantially similar to the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.
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
On the other hand, Mizuho Bank (USA) is a New York state-chartered bank that is a member of the Federal Reserve System whose deposits are insured by the FDIC. As such, Mizuho Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve and the NYDFS, as well as to relevant FDIC regulation.
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
The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with a certain level of consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign banking organization is subject to comparable home country standards. In February 2014, the Federal Reserve Board finalized rules (the “FBO Rules”) under Regulation YY that impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Bank. Under the FBO Rules, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. In addition, under the FBO Rules, foreign banking organizations with consolidated U.S. assets of $50 billion or more (excluding the assets of U.S. branches and agencies) are, as of July 1, 2016, required to establish or designate a separately capitalized top-tier
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
On May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”) was signed into law. Among other regulatory changes, the EGRRCPA raised the asset threshold for automatic application of enhanced prudential standards to banking organizations under the Dodd-Frank Act from $50 billion in total consolidated assets to $250 billion (which statutory threshold, in the case of foreign banking organizations (“FBOs”), is measured on the basis of total global consolidated assets). The EGRRCPA exempted banking organizations with total consolidated assets of less than $100 billion from these enhanced prudential standards effective immediately upon enactment of the bill, but granted the Federal Reserve the discretionary authority, after the asset threshold increase became effective, to apply any enhanced prudential standards to any banking organization with between $100 billion and $250 billion in total consolidated assets that would otherwise be exempt under the legislation.

In October 2019, the Federal Reserve Board finalized a rule to implement the EGRRCPA’s changes to the application of enhanced prudential standards for large U.S. banking organizations and FBOs (the “Tailoring Rule”). The Tailoring Rule delineates three categories, Category II, Category III and Category IV, of enhanced prudential standards applicable to FBOs based on an FBO’s asset size and other factors such as the degree of the cross-jurisdictional activity, short-term wholesale funding, nonbank assets, and off-balance
sheet exposures of an FBO’s U.S. operations. The Tailoring Rule generally determines the stringency of enhanced prudential standards applicable to FBOs based on the risk profile of the FBO’s U.S. operations, rather than its global footprint, with most enhanced prudential standards applying only to FBOs with combined U.S. assets of at least $100 billion.
We are a Category III FBO as delineated by the Tailoring Rule as of the end of December 2021.
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
made alongside covered funds.
The current regulatory environment in the United States may be impacted by future legislative developments, or changes in U.S. executive administration or Congressional leadership. The scope of any additional future legislation or regulatory developments is not possible to determine at this time, and we cannot predict what impact, if any, such future legislative or regulatory developments will have on us if and when such legislation or regulations is enacted or adopted, as applicable.
Cybersecurity and privacy developments in Europe and the U.S.
We are subject to international laws and regulations governing requirements for maintaining policies and procedures regarding the disclosure, use and protection of the non-public
confidential information of our customers and employees. To comply with these various laws and regulations, we have implemented security and privacy policies and procedures for the protection of personal and confidential information across our business. These laws and regulations also impact our ability to share certain information with affiliates and non-affiliates
for marketing and/or
non-marketing
purposes, or contact customers with marketing offers and establish certain rights of consumers in connection with their personal information. For example, California’s Consumer Privacy Act (“CCPA”), which went into effect in January 2020, as modified by the California Privacy Rights Act (“CPRA”), provides consumers with the right to know what personal data is being collected, know whether their personal data is sold or disclosed and to whom and opt out of the sale of their personal data, among other rights. In addition, in the EU, the General Data Protection Regulation (“GDPR”) replaced the Data Protection Directive and related implementing national laws in its member states. These existing and evolving legal requirements in the U.S., the EU and other jurisdictions continue to lend uncertainty to privacy compliance globally and may require us to incur material costs with respect to compliance in the future.
In the United States, federal and state regulators, including the FRB, OCC and NYDFS, have increasingly focused on cybersecurity risks and responses for regulated entities. For example, on March 1, 2017, the revised NYDFS cybersecurity regulation became effective. The regulation applies to any person licensed or chartered by the NYDFS, including New York state-chartered banks and NYDFS-licensed branches of
non-U.S.
banks such as Mizuho Bank (USA) and the New York branch of Mizuho Bank, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion,” including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public
information. Each covered entity must monitor its systems and networks and notify the superintendent of the NYDFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the covered entity has been required to file an annual certification confirming compliance with the NYDFS regulations since February 15, 2018. Similarly, in November 2021, the federal bank regulatory agencies issued a rule regarding notification requirements for banking organizations related to significant computer security incidents, which went into effect on April 1, 2022. Under the rule, a banking organization is required to notify the relevant federal banking regulatory agency within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization or pose a threat to the financial stability of the United States.
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
Activities through correspondent banking accounts
In the fiscal year ended March 31, 2022, Mizuho Bank continued to maintain accounts for Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, but conducted no funds transfers through these accounts or through other correspondent banking accounts on behalf of such Iranian banks. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2022 attributable to fees for these activities was less than ¥1 million, with a net profit of less than that amount. Mizuho Bank will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.
Other Jurisdictions
Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.
4.C. Organizational Structure
The following diagram shows our basic corporate structure as of March 31, 2022:

Notes:
(1)	Custody Bank of Japan, in which we have a 27.0% equity interest, is an equity-method affiliate of ours.
(2)	MI Digital Services, in which we have a 35.0% equity interest, is an equity-method affiliate of ours.
(3)	Mizuho Leasing, in which we have a 23.5% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2022:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd. (2)	Japan	Securities	95.8%	89.6%
Mizuho Research & Technologies, Ltd	Japan	Information technology and think tank consulting	100.0%	100.0%
Asset Management One Co., Ltd	Japan	Investment management	70.0%	51.0%
Mizuho Credit Guarantee Co., Ltd	Japan	Credit guarantee	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
UC Card Co., Ltd	Japan	Credit card	100.0%	100.0%
Mizuho Realty One Co., Ltd	Japan	Holding company	100.0%	100.0%
Mizuho Business Service Co., Ltd	Japan	Subcontracted operations	100.0%	100.0%
Mizuho Realty Co., Ltd. (1)	Japan	Real estate agency	99.5%	95.1%
Defined Contribution Plan Services Co., Ltd	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
Mizuho Capital Co., Ltd. (1)	Japan	Venture capital	50.0%	50.0%
J.Score Co., Ltd	Japan	Lending	50.0%	50.0%

Overseas
Mizuho Americas LLC	USA	Holding company	100.0%	100.0%
Mizuho Capital Markets LLC	USA	Derivatives	100.0%	100.0%
Mizuho Bank (China), Ltd	China	Banking	100.0%	100.0%
Mizuho Securities USA LLC	USA	Securities	100.0%	100.0%
Mizuho Bank Europe N.V	Netherlands	Banking and securities	100.0%	100.0%
Banco Mizuho do Brasil S.A	Brazil	Banking	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	USA	Banking and trust	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%
Mizuho Securities Asia Limited (1)	China	Securities	97.1%	100.0%
Mizuho International plc (1)	UK	Securities and banking	95.8%	100.0%
Mizuho Securities Europe GmbH (1)	Germany	Securities	95.8%	100.0%

Note:
(1)	The proportion of ownership interest refers to the respective proportion of economic interest held by us.
(2)
The voting interests in Mizuho Securities held by Mizuho Financial Group are granted with the proxy rights for exercising 5.11% of the voting interests in Mizuho Securities held by The Norinchukin Bank. Taking such proxy rights into account, the proportion of the voting interests of Mizuho Securities should be: 94.66% for Mizuho Financial Group and 5.34% for The Norinchukin Bank. On June 1, 2022, Mizuho Financial Group acquired, through a share transfer all of the common shares of Mizuho Securities held by The Norinchukin Bank, thereby making Mizuho Securities a wholly-owned subsidiary of ours.

4.D. Property, Plant and Equipment
The following table shows the breakdown of our premises and equipment at cost as of March 31, 2021 and 2022:

	As of March 31,
	2021	2022
	(in millions of yen)
Land	¥569,337	¥571,837
Buildings	737,144	737,440
Equipment and furniture	414,201	373,825
Leasehold improvements	222,296	208,820
Construction in progress	23,441	21,737
Software	1,372,364	1,373,035

Total	3,338,783	3,286,694
Less: Accumulated depreciation and amortization	1,527,325	1,582,627

Premises and equipment—net	¥1,811,458	¥1,704,067

Our head office is located at
1-5-5
Otemachi,
Chiyoda-ku,
Tokyo, Japan. The headquarter building is leased from a third party.
The total area of land related to our material office and other properties as of March 31, 2022 was approximately 583,000 square meters for owned land and approximately 11,000 square meters for leased land.
Our owned land and buildings are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances.
Information required by subpart 1400 of Regulation
S-K
See “Selected Statistical Data” for information required by subpart 1400 of SEC Regulation
S-K.
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
Fee and commission include the following:

•
fee and commission from securities-related business, including brokerage fee and commission related to the execution of customer transactions and sales commission of stocks, bonds, investment trusts and asset-based revenue, which mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts;

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

•
fee and commission from trust-related business, including trust fees earned primarily through fiduciary asset management and administration service for corporate pension plans and investment funds and other trust-related fees such as brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust, consulting fees related to real estate property and charges for stock transfer agent services;

•
fee and commission from agency business, including administration service fees related to our agency business such as Japan’s principal public lottery program and revenue from standing proxy services related to stocks and others; and

•
fees for other customer services, including various revenues such as guarantee fees, sales commissions of life insurance, service charges for electronic banking, financial advisory fees and service charges for software development.

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
As to the recent economic environment, the global economy has been on a recovery track. However, the spread of
COVID-19
variants, growing inflationary pressures, particularly in the United States, and the global surge in commodity and resource prices due to the situation in Ukraine are putting a strain on the recovery.
In Japan, although the economy has showed signs of recovery, mainly in terms of consumer spending related to services and owing to the relaxation of activity restrictions and other factors, downward pressure from the resurgence of
COVID-19
remains. The rise in the rate of unemployment and the number of corporate bankruptcies has been restrained, partly because of the policy measures taken by the Japanese government and the Bank of Japan. However, there have been concerns that corporate profits and household finances are coming under pressure from the rise in import prices caused by the surging prices of commodities and resources and the continuing depreciation of the yen, which also creates uncertainty regarding the Bank of Japan’s future monetary policy.
In the United States, the economy has continued to recover, mainly in terms of consumer spending. In addition, due to labor-supply constraints stemming from strong labor demand, the spread of
COVID-19
and other factors, there have been wage increases and other efforts to attract and retain workers. Furthermore, the prices of commodities and resources have increased further due to the situation in Ukraine. In response to the recent intensification of inflationary pressures, the Federal Reserve Board (“FRB”) decided to raise interest rates at a meeting of the Federal Open Market Committee (“FOMC”) in March, May and June 2022, and has enhanced its sense of caution. As there are also concerns that rising prices and interest rate hikes will depress the economy, the U.S. economy still faces uncertainty.

In Europe, although the economy slowed temporarily due to a resurgence of
COVID-19,
it has recovered as economic activities resumed in major countries. In March 2022, the Governing Council of the European Central Bank (“ECB”) announced that it will wind down its monetary easing programme faster than originally planned, and thus there have been changes in the stance toward monetary easing. While the economy is expected to continue to recover going forward, concerns over the economic outlook persist, including the impact of inflationary pressures due to the surging commodity and resource prices as well as the consequences of the economic sanctions on Russia.
In Asia, although private demand in China has continued to recover, the recovery has been hindered by weakened investments in real estate and infrastructure as well as downward pressure on production and consumption resulting from the spread of
COVID-19
variants. In addition, conflicts between the United States and China continue to pose a high degree of uncertainty with respect to China’s trade and national security.
In emerging countries, restrictions on activities and the entry of foreign nationals due to the spread of
COVID-19
variants have been factors that have inhibited recovery. On the other hand, recently, there have been efforts to proceed with the normalization of economic activities. However, there are concerns that countries that lack natural resources or have limited capacity for fiscal stimulus could experience adverse economic impacts from the surging commodity and resource prices.
As for the future outlook of the global economy, it is expected that gradual recovery will continue due to the increasing availability of vaccines, the relaxation of activity restrictions and other factors. However, depending on the circumstances, such as a protraction of the situation in Ukraine or a worse-than-expected inflation, particularly in the United States, there are concerns about the risk of an economic downturn, which may also prolong the slowdown of the Japanese economy.
Key indicators of Japanese economic conditions in recent periods include the following:

•
Japan’s real gross domestic product on a
year-on-year
basis decreased by 0.7% and 4.5% in the fiscal years ended March 31, 2020 and 2021, respectively, and increased by 2.2% in the fiscal year ended March 31, 2022. During the fiscal year ended March 31, 2022, the year-on-year
growth rates were 7.3%, 1.2%, 0.4%, and 0.4%, for the quarters ended June 30, September 30, December 31 and March 31, respectively. Japan’s core nationwide consumer price index increased by 0.6% in the fiscal year ended March 31, 2020 and decreased by 0.4% in the fiscal year ended March 31, 2021 and increased by 0.1% in the fiscal year ended March 31, 2022.

•
In September 2016, the Bank of Japan introduced “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely the “quantitative and qualitative monetary easing (“QQE”)” and the “QQE with a negative interest rate.” They were aimed to drive the observed consumer price index to exceed the price stability target of 2% and stay above the target in a stable manner. Under the new policy framework, the Bank of Japan set a guideline for market operations: regarding the short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balances in current accounts held by financial institutions at the Bank of Japan; regarding the long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of
10-year
Japanese government bonds will remain at around 0%.

In July 2018, the Bank of Japan decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control,” stating that the yield of 10 year Japanese government bonds could move upward and downward from around 0% to some extent, mainly depending on developments in economic activity and prices. In October 2019, the Bank of Japan decided on a new forward guidance for policy rates, in respect of which, the Bank of Japan stated its expectation that short-term and long-term interest rates would remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.
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
Furthermore, in April 2020, the Bank of Japan judged it appropriate to enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, (2) strengthening of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) further active purchases of Japanese government bonds and treasury discount bills. In December 2021, the Bank of Japan decided to extend the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
in part by six months until the end of September 2022. On the other hand, the Bank of Japan has completed its additional purchases of commercial paper and corporate bonds by the end of March 2022 as scheduled.

•
The yields on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, were 0.022%, 0.095% and 0.221% as of March 31, 2020, March 31, 2021 and March 31, 2022, respectively. The yield fluctuated between 0.006% and 0.252% during the fiscal year ended March 31, 2022. Thereafter, the yield increased to 0.243% as of May 31, 2022.

•
According to Teikoku Databank, a Japanese research institution, there were 8,480 corporate bankruptcies in the fiscal year ended March 31, 2020, involving approximately ¥1.2 trillion in total liabilities, 7,314 corporate bankruptcies in the fiscal year ended March 31, 2021, involving approximately ¥1.2 trillion in total liabilities, and 5,916 corporate bankruptcies in the fiscal year ended March 31, 2022, involving approximately ¥1.2 trillion in total liabilities. The number of corporate bankruptcies in the fiscal year ended March 31, 2022 was the second-lowest level after the fiscal year ended March 31, 1965, and the number of bankruptcies fell below 6,000 for the first time in half a century. The amount of total liabilities for the fiscal year ended March 31, 2022 decreased by 2.8% compared to the previous fiscal year.

•
The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 10.8% to ¥18,917.01 during the fiscal year ended March 31, 2020, followed by a 54.2% increase to ¥29,178.80 during the fiscal year ended March 31, 2021 and a 4.7% decrease to ¥27,821.43 during the fiscal year ended March 31, 2022. Thereafter, the Nikkei Stock Average decreased to ¥27,279.80 as of May 31, 2022.

•
The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥108.42 to $1.00 as of March 31, 2020, ¥110.74 to $1.00 as of March 31, 2021 and ¥121.64 to $1.00 as of March 31, 2022. The rate fluctuated between ¥107.72 and ¥123.93 to $1.00 during the fiscal year ended March 31, 2022. Thereafter, the yen weakened to ¥127.76 to $1.00 as of May 31, 2022.

•
According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 7.3% and 8.1% in the fiscal years ended March 31, 2020 and 2021, respectively, and increased by 6.6% in the fiscal year ended March 31, 2022.

•
According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan increased by 0.8% in calendar year 2019 and decreased by 0.4% in calendar year 2020 and increased by 0.5% in calendar year 2021.

Capital Improvements
All yen figures and percentages in this subsection are truncated.

We revised our capital management policy in May 2021, under which we have pursued the optimal balance between capital adequacy, growth investment and enhancement of shareholder return.
Capital Adequacy
In the fiscal year ended March 31, 2022, we strengthened our capital base mainly as a result of earning ¥530.4 billion of profit attributable to owners of parent (under Japanese GAAP).
Our Common Equity Tier 1 capital ratio under Basel III was 11.63% and 12.46% as of March 31, 2021 and 2022, respectively.
With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2021, we redeemed ¥230.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2016. As for Tier 2 capital, in January 2022 and in June 2022, we redeemed ¥99.0 billion and ¥79.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in January 2017 and in June 2017. In September 2021, October 2021, February 2022, and June 2022, we redeemed ¥35.0 billion, ¥17.0 billion, ¥63.0 billion and ¥47.0 billion of unsecured fixed-term subordinated bonds subject to phase-out
arrangements under Basel III issued by Mizuho Bank in September 2011, October 2011, February 2012 and June 2012, respectively.
Meanwhile, as for the new issuance of Tier 2 capital, in September 2021, we issued $1.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through a public offering to overseas wholesale investors.
Enhancement of Shareholder Return
Annual cash dividends for the fiscal year ended March 31, 2022 were ¥80.0 per share of common stock (including interim dividend payments of ¥40.0 per share).
Under our capital management policy revised in May 2021, we continuously consider progressive dividends as our principal approach while executing flexible and intermittent share buybacks. As for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will determine considering our business results and capital adequacy, our stock price and the opportunities for growth investment.
Business Trends
See “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Item 5. Operating and Financial Review and Prospects—Financial Condition.”
Others
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even though we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house
company return on equity as an internal performance

indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2019 was ¥1,419.8 billion, and we have reduced such amount by ¥342.5 billion as of March 31, 2022.
Russia-Ukraine situation
As of March 31, 2022, our direct net country exposure to Russia was $2.92 billion, or 0.2% of the total exposure of Mizuho Bank and Mizuho Trust & Banking, which primarily consisted of outstanding loans and due from banks.
Considering the country risk arising from the sanctions against Russia and the downgrading of their credit rating, as well as the risk of deterioration in the global economy due to inflation caused by soaring energy prices and the acceleration of supply chain disruptions caused by the withdrawal of operations from Russia, we incorporated an estimate of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.
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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, it could be possible to make adjustments to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed accordingly to reflect current economic conditions and our expectation of future conditions on a timely basis. For March 31, 2022, we used the most recent macroeconomic scenario available during our credit loss estimation process.

The following table shows the major factors of the macroeconomic scenario, the gross domestic product of Japan and United States and unemployment rate of Japan.

			(%)
	2022	2023	2024
Real Gross Domestic Product of Japan	2.2	1.6	0.9
Nominal Gross Domestic Product of Japan	1.3	3.9	1.2
Real Gross Domestic Product of United States	2.4	2.5	2.1

	2022	2023	2024
Unemployment rate of Japan	2.8	2.4	2.3
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
Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of the
COVID-19
pandemic and the Russia-Ukraine situation into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.
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
We replaced the major factors of the macroeconomic scenario as follows to demonstrate the sensitivity of credit loss estimates to macroeconomic forecasts.

•
An increase of approximately ¥10 billion in allowance for credit losses for domestic corporate segment if the nominal gross domestic product of Japan was decreased by 100 bps for each year within the reasonable and supportable forecast period compared to the nominal gross domestic product of Japan used in the current macroeconomic scenario.

•
An increase of approximately ¥6 billion in allowance for credit losses for foreign corporate segment if the real gross domestic product of United States was decreased by 100 bps for each year within the reasonable and supportable forecast period compared to the real gross domestic product of US used in the current macroeconomic scenario.

•
An increase of approximately ¥9 billion in allowance for credit losses for domestic retail segment if the unemployment rate of Japan was increased by 100 bps for each year within the reasonable and supportable forecast period compared to the unemployment rate of Japan used in the current macroeconomic scenario.

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
Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2021 and 2022. For the discussion on our operating results for the fiscal year ended March 31, 2020, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2020 and 2021, please refer to
“
Item 5. Operating and Financial Review and Prospects
—Operating Results
”
in our annual report on Form 20-F for the fiscal year ended March 31, 2021, filed with the SEC on July 2, 2021.
The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2021 and 2022:

	Fiscal years ended March 31,
	2021	2022

	(in billions of yen)
Interest and dividend income	¥1,457	¥1,444
Interest expense	468	374

Net interest income	989	1,070
Provision (credit) for credit losses	113	215

Net interest income after provision (credit) for credit losses	876	855
Noninterest income	2,041	670
Noninterest expenses	1,888	1,767

Income (loss) before income tax expense (benefit)	1,029	(242)
Income tax expense (benefit)	211	(141)

Net income (loss)	818	(101)
Less: Net income attributable to noncontrolling interests	236	4

Net income (loss) attributable to MHFG shareholders	¥582	¥(105)

The following is a discussion of major components of our net income (loss) attributable to MHFG shareholders for the fiscal years ended March 31, 2021 and 2022.

Net Interest Income
The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2021 and 2022:

	Fiscal years ended March 31,
	2021			2022
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate

	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥35,177	¥29	0.08%	¥35,407	¥31	0.09%
Call loans and funds sold	264	—	0.08	2,178	—	(0.01)
Receivables under resale agreements and securities borrowing transactions	9,868	4	0.04	11,340	1	0.01
Trading account assets	6,386	79	1.24	5,781	85	1.47
Investments	24,617	68	0.27	28,806	93	0.32
Loans	59,115	488	0.82	56,690	473	0.83

Total interest-earning assets	135,427	668	0.49	140,202	683	0.49

Deposits	92,761	26	0.03	95,350	7	0.01
Short-term borrowings (1)	15,087	25	0.17	14,286	8	0.06
Trading account liabilities	1,574	47	3.00	2,190	46	2.09
Long-term debt	9,892	175	1.77	11,098	176	1.59

Total interest-bearing liabilities	119,314	273	0.23	122,924	237	0.19

Net	16,113	395	0.26	17,278	446	0.30

Foreign:
Interest-bearing deposits in other banks	8,785	15	0.17	13,701	26	0.19
Call loans and funds sold	517	2	0.38	557	1	0.28
Receivables under resale agreements and securities borrowing transactions	10,047	38	0.38	8,353	35	0.43
Trading account assets	13,243	158	1.19	13,513	160	1.18
Investments	4,164	45	1.07	4,979	54	1.07
Loans	32,355	531	1.64	32,295	485	1.50

Total interest-earning assets	69,111	789	1.14	73,398	761	1.04

Deposits	31,070	134	0.43	31,592	69	0.22
Short-term borrowings (1)	20,282	50	0.25	24,539	39	0.16
Trading account liabilities	794	6	0.70	1,069	14	1.31
Long-term debt	816	5	0.65	1,026	15	1.41

Total interest-bearing liabilities	52,962	195	0.37	58,226	137	0.24

Net	16,149	594	0.77	15,172	624	0.80

Total:
Total interest-earning assets	204,538	1,457	0.71	213,600	1,444	0.68
Total interest-bearing liabilities	172,276	468	0.27	181,150	374	0.21

Net	¥32,262	¥989	0.44	¥32,450	¥1,070	0.47

Note:
(1)	Short-term borrowings consist of due to call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Interest and dividend income decreased by ¥13 billion, or 0.9%, from the previous fiscal year to ¥1,444 billion in the fiscal year ended March 31, 2022. Domestic interest and dividend income accounted for ¥683 billion of the total amount, an increase of ¥15 billion from the previous fiscal year. Foreign interest and dividend income accounted for ¥761 billion, a decrease of ¥28 billion from the previous fiscal year.
Long-term interest rates continued to be in the vicinity of 0% under the Bank of Japan’s “Quantitative and Qualitative Monetary Easing with Yield Curve Control.” Short-term interest rates also continued to be in the vicinity of 0%. Under such circumstances, the average yield on domestic loans slightly increased by 0.01 percentage points from the previous fiscal year to 0.83% in the fiscal year ended March 31, 2022, and the average rate on domestic deposits remained at a low level and slightly decreased by 0.02 percentage points from the previous fiscal year to 0.01% in the fiscal year ended March 31, 2022. The average yield on foreign loans decreased by 0.14 percentage points from the previous fiscal year to 1.50% in the fiscal year ended March 31, 2022, and the average rate on foreign deposits decreased by 0.21 percentage points from the previous fiscal year to 0.22% in the fiscal year ended March 31, 2022.
The increase in domestic interest and dividend income was due mainly to an increase in interest income from investments. The increase in interest income from investments was due mainly to the absence of the impact of lower dividend yields on equity securities and ETFs in the previous fiscal year. Changes in the average yields on domestic interest-earning assets contributed to an increase in interest and dividend income of ¥30 billion, and changes in the average balances of domestic interest-earning assets contributed to a decrease of ¥15 billion, resulting in the ¥15 billion increase in domestic interest and dividend income.
The decrease in foreign interest and dividend income was due mainly to decrease in interest income from foreign loans. The decrease in interest income from foreign loans was due mainly to a decrease in the average yield. Changes in the average yield on foreign interest-earning assets contributed to a decrease in interest and dividend income of ¥42 billion, and changes in the average balance of foreign interest-earning assets contributed to an increase of ¥14 billion. The net impact was a ¥28 billion decrease in foreign interest and dividend income.
Interest expense decreased by ¥94 billion, or 20.1%, from the previous fiscal year to ¥374 billion in the fiscal year ended March 31, 2022. Domestic interest expense accounted for ¥237 billion of the total amount, a decrease of ¥36 billion from the previous fiscal year. Foreign interest expense accounted for ¥137 billion of the total amount, a decrease of ¥58 billion from the previous fiscal year.
The decrease in domestic interest expense was due mainly to decreases in interest expense from domestic deposits and domestic short-term borrowings, which were primarily a result of a decrease in average interest rates. The changes in the average interest rates on domestic interest-bearing liabilities contributed to a decrease in interest expense of ¥68 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an increase in interest expense of ¥32 billion. The net impact was a ¥36 billion overall decrease in domestic interest expense.
The decrease in foreign interest expense was due mainly to decrease in the average rates on foreign deposits. The changes in the average interest rates on foreign interest-bearing liabilities contributed to a decrease in interest expense of ¥70 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an increase in interest expense of ¥12 billion, resulting in the ¥58 billion overall decrease in foreign interest expense.
As a result of the foregoing, net interest income increased by ¥81 billion, or 8.2%, from the previous fiscal year to ¥1,070 billion. The average interest rate spread slightly rose by 0.03 percentage points from the previous fiscal year to 0.47% in the fiscal year ended March 31, 2022. The rise of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally netted out between these periods.

Provision (Credit) for Credit Losses
Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Provision for credit losses on loans increased by ¥102 billion from March 31, 2021 to ¥215 billion at March 31, 2022. The increase was due mainly to the deterioration of credit status of certain borrowers.
Noninterest Income
The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2021 and 2022:

	Fiscal years ended March 31,
	2021	2022

	(in billions of yen)
Fee and commission	¥913	¥980
Fee and commission from securities-related business	170	184
Fee and commission from deposits and lending business	174	178
Fee and commission from trust related business	122	142
Fee and commission from asset management business	105	122
Fee and commission from remittance business	109	104
Fee and commission from agency business	32	37
Fee and commission from guarantee related business	32	35
Fees for other customer services	169	178
Foreign exchange gains (losses)—net	89	92
Trading account gains (losses)—net	121	(492)
Investment gains (losses)—net	829	(76)
Debt securities	(22)	(15)
Equity securities	851	(61)
Equity in earnings (losses) of equity method investees—net	31	35
Gains on disposal of premises and equipment	7	10
Other noninterest income	51	121

Total noninterest income	¥2,041	¥670

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Noninterest income decreased by ¥1,371 billion, or 67.2%, from the previous fiscal year to ¥670 billion in the fiscal year ended March 31, 2022. The decreases were due mainly to trading account losses—net of ¥492 billion compared to trading account gains—net of ¥121 billion in the previous fiscal year, and investment losses—net of ¥76 billion compared to investment gains—net of ¥829 billion in the previous fiscal year.
Fee and commission
Fee and commission increased by ¥67 billion, or 7.3%, from the previous fiscal year to ¥980 billion in the fiscal year ended March 31, 2022. The increase was due mainly to increases in fee and commission from trust related business of ¥20 billion, or 16.5%, and fee and commission from asset management business of ¥17 billion, or 16.5%. The increase in fee and commission from trust related business was due mainly to an increase in the sales commissions of beneficial interest in real estate trust of a large corporate customer. The increase in fee and commission from asset management business was due mainly to an increase in fees related to investment trust management at our asset management subsidiary.

Foreign exchange gains (losses)—net
Foreign exchange gains—net increased by ¥3 billion, or 3.4%, from the previous fiscal year to ¥92 billion in the fiscal year ended March 31, 2022. The change was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2022.
Trading account gains (losses)—net
Trading account gains (losses)—net was a loss of ¥492 billion in the fiscal year ended March 31, 2022 compared to a gain of ¥121 billion in the previous fiscal year. The increase in trading account losses was due mainly to an increase in losses related to changes in the fair value of foreign currency-denominated securities due to a rise in long-term interest rates and an increase in losses on sale of securities in foreign subsidiary.
Investment gains (losses)—net
Investment gains (losses)—net was a loss of ¥76 billion in the fiscal year ended March 31, 2022 compared to a gain of ¥829 billion in the previous fiscal year, among which investment losses—net related to equity securities was a loss of ¥61 billion in the fiscal year ended March 31, 2022 compared to a gain of ¥851 billion in the previous fiscal year. The increase in investment losses related to equity securities was due mainly to an increase in losses related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2022, which mostly reflected the weakness in market conditions. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.
Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2021 and 2022:

	Fiscal years ended March 31,
	2021	2022

	(in billions of yen)
Salaries and employee benefits	¥686	¥669
General and administrative expenses	624	611
Occupancy expenses	206	202
Fee and commission expenses	190	204
Provision (credit) for credit losses on off-balance-sheet instruments	18	(15)
Other noninterest expenses	164	96

Total noninterest expenses	¥1,888	¥1,767

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Noninterest expenses decreased by ¥121 billion, or 6.4%, from the previous fiscal year to ¥1,767 billion in the fiscal year ended March 31, 2022. The decrease was due mainly to a credit for credit losses on off-balance-sheet instruments of ¥15 billion compared to provision for credit losses on off-balance-sheet instruments of ¥18 billion in the previous fiscal year, and decreases in other noninterest expenses of ¥68 billion and salaries and employee benefits of ¥17 billion.
Salaries and employee benefits
Salaries and employee benefits decreased by ¥17 billion, or 2.5%, from the previous fiscal year to ¥669 billion in the fiscal year ended March 31, 2022. The decrease was due mainly to an increase in the amortization of net actuarial gains. Additional information regarding pension and other employee benefit plans is included in note 20 to our consolidated financial statements included elsewhere in this annual report.

Provision (credit) for credit losses on
off-balance-sheet
instruments
Provision (credit) for credit losses on
off-balance-sheet
instruments was a credit of ¥15 billion in the fiscal year ended March 31, 2022 compared to a provision of ¥18 billion in the previous fiscal year. The change was due mainly to a decrease in allowance for losses on guarantees.
Other noninterest expenses
Other noninterest expenses decreased by ¥68 billion, or 41.5%, from the previous fiscal year to ¥96 billion in the fiscal year ended March 31, 2022.
Income Tax Expense (Benefit)
The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2021 and 2022:

	Fiscal years ended March 31,
	2021	2022

	(in billions of yen)
Current:
Domestic	¥81	¥42
Foreign	79	72

Total current tax expense	160	114
Deferred:
Domestic	56	(256)
Foreign	(5)	1

Total deferred tax expense (benefit)	51	(255)

Total income tax expense (benefit)	¥211	¥(141)

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Income tax expense (benefit) was a benefit of ¥141 billion in the fiscal year ended March 31, 2022 compared to an expense of ¥211 billion in the previous fiscal year. Current income tax expense in the fiscal year ended March 31, 2022 decreased by ¥46 billion to ¥114 billion from the previous fiscal year. Deferred income tax expense (benefit) was a benefit of ¥255 billion in the fiscal year ended March 31, 2022 compared to an expense of ¥51 billion in the previous fiscal year. The decrease in current tax expense was due mainly to decreases related to the share buyback conducted by Mizuho Securities in response to improving the capital position and aligning to our capital policy. The decrease in deferred tax expense (benefit) was due mainly to a decrease in deferred tax liabilities of principal banking subsidiaries.
We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan was immaterial.

The following table shows the components of deferred tax assets (liabilities) as of March 31, 2021 and 2022:

	As of March 31,
	2021	2022

	(in billions of yen)
Deferred tax assets:
Allowance for credit losses	¥248	¥292
Lease liabilities	196	184
Trading securities	9	118
Premises and equipment	64	65
Derivative financial instruments	15	52
Available-for-sale securities	1	8
Net operating loss carryforwards	151	183
Other	238	224

Gross deferred tax assets	922	1,126

Valuation allowance	(129)	(163)

Deferred tax assets, net of valuation allowance	793	963
Deferred tax liabilities:
Prepaid pension cost and accrued pension liabilities	292	221
Investments	259	213
Right-of-use assets	189	177
Other	85	104

Gross deferred tax liabilities	825	715

Net deferred tax assets (liabilities)	¥(32)	¥248

Net Income Attributable to Noncontrolling Interests
Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Net income attributable to noncontrolling interests decreased by ¥232 billion, or 98.3%, from the previous fiscal year to ¥4 billion in the fiscal year ended March 31, 2022.
Net Income (loss) Attributable to MHFG Shareholders
Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
As a result of the foregoing, net income (loss) attributable to MHFG shareholders was a loss of ¥105 billion in the fiscal year ended March 31, 2022 compared to an income of ¥582 billion in the previous fiscal year.
Business Segments Analysis
The following discussion relates to our business segment analysis for the fiscal years ended March 31, 2021 and 2022. For the discussion on our business segment analysis for the fiscal year ended March 31, 2020, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2020 and 2021, please refer to “Item 5. Operating and Financial Review and Prospects—Business Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2021, filed with the SEC on July 2, 2021.
Our business segment information is prepared based on the internal management reporting systems used by management to measure the performance of our business segments under Japanese GAAP. Since figures reported to management are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 31 to our consolidated financial statements included elsewhere in this annual report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.
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
For a brief description of each of our business segments, see note 31 to our consolidated financial statements included elsewhere in this annual report.
Results of Operations by Business Segment
Consolidated Results of Operations
Consolidated gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 were ¥2,254.5 billion, an increase of ¥53.7 billion compared to the fiscal year ended March 31, 2021. Consolidated general and administrative expenses for the fiscal year ended March 31, 2022 were ¥1,415.0 billion, an increase of ¥6.3 billion compared to the fiscal year ended March 31, 2021. Consolidated equity in earnings of equity method investees—net for the fiscal year ended March 31, 2022 was ¥25.4 billion, an increase of ¥5.5 billion compared to the fiscal year ended March 31, 2021. Consolidated net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 were ¥853.2 billion, an increase of ¥53.4 billion compared to the fiscal year ended March 31, 2021.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2021 (1) :	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	¥697.7	¥472.8	¥456.0	¥490.3	¥50.8	¥33.2	¥2,200.8
General and administrative expenses (3)	639.6	206.5	259.1	217.7	33.0	52.8	1,408.7
Equity in earnings (losses) of equity method investees—net	5.5	3.9	10.9	—	1.1	(1.5)	19.9
Amortization of goodwill and others	2.3	0.1	0.4	0.8	7.6	1.0	12.2
Others	—	—	—	—	—	—	—

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥61.3	¥270.1	¥207.4	¥271.8	¥11.3	¥(22.1)	¥799.8

Fixed assets (5)	¥543.9	¥193.5	¥169.1	¥98.4	¥—	¥750.8	¥1,755.7

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2022 (1) :	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	¥713.7	¥491.7	¥518.8	¥378.9	¥59.5	¥91.9	¥2,254.5
General and administrative expenses (3)	621.0	198.1	267.7	227.6	33.4	67.2	1,415.0
Equity in earnings (losses) of equity method investees—net	5.9	3.8	13.2	—	1.4	1.1	25.4
Amortization of goodwill and others	2.2	0.1	0.4	0.8	7.2	1.0	11.7
Others	—	—	—	—	—	—	—

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥96.4	¥297.3	¥263.9	¥150.5	¥20.3	¥24.8	¥853.2

Fixed assets (5)	¥504.2	¥160.2	¥161.5	¥88.8	¥—	¥782.6	¥1,697.3

Notes:
(1)
Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the fiscal years ended March 31, 2021 and 2022, net gains (losses) related to ETFs and others amounted to ¥2.0 billion and ¥1.9 billion, respectively, of which ¥(1.3) billion and ¥2.3 billion are included in “Global Markets Company,” respectively.

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

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Retail & Business Banking Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 were ¥713.7 billion, an increase of ¥16.0 billion, or 2.3%, compared to the fiscal year ended March 31, 2021. The increase was attributable mainly to growth trends in commission income from sales of investment products to individuals and loans to individuals.
General and administrative expenses for the fiscal year ended March 31, 2022 decreased by ¥18.6 billion, or 2.9%, compared to the fiscal year ended March 31, 2021 to ¥621.0 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2022 increased by ¥0.4 billion, or 7.3%, compared to the fiscal year ended March 31, 2021 to ¥5.9 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 increased by ¥35.1 billion, or 57.3%, compared to the fiscal year ended March 31, 2021 to ¥96.4 billion.
Corporate & Institutional Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 were ¥491.7 billion, an increase of ¥18.9 billion, or 4.0%, compared to the fiscal year ended March 31, 2021. The increase was attributable mainly to an increase in net interest income which was offset in part by a decrease in solution-related revenue due mainly to the absence of the large projects that positively impacted the fiscal year ended March 31, 2021.
General and administrative expenses for the fiscal year ended March 31, 2022 decreased by ¥8.4 billion, or 4.1%, compared to the fiscal year ended March 31, 2021 to ¥198.1 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2022 decreased by ¥0.1 billion, or 2.6%, compared to the fiscal year ended March 31, 2021 to ¥3.8 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 increased by ¥27.2 billion, or 10.1%, compared to the fiscal year ended March 31, 2021 to ¥297.3 billion.
Global Corporate Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 were ¥518.8 billion, an increase of ¥62.8 billion, or 13.8%, compared to the fiscal year ended March 31, 2021. The increase was attributable mainly to growth trends in net interest income and arrangement fees related to syndicate loan origination.
General and administrative expenses for the fiscal year ended March 31, 2022 increased by ¥8.6 billion, or 3.3%, compared to the fiscal year ended March 31, 2021 to ¥267.7 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2022 increased by ¥2.3 billion, or 21.1%, compared to the fiscal year ended March 31, 2021 to ¥13.2 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 increased by ¥56.5 billion, or 27.2%, compared to the fiscal year ended March 31, 2021 to ¥263.9 billion.
Global Markets Company
Gross profits + net losses related to ETFs and others for the fiscal year ended March 31, 2022 were ¥378.9 billion, a decrease of ¥111.4 billion, or 22.7%, compared to the fiscal year ended March 31, 2021. The decrease was attributable mainly to a decrease in banking and sales and trading which recoiled after the strong growth in the previous fiscal year.
General and administrative expenses for the fiscal year ended March 31, 2022 increased by ¥9.9 billion, or 4.5%, compared to the fiscal year ended March 31, 2021 to ¥227.6 billion.
As a result, net business profits + net losses related to ETFs and others for the fiscal year ended March 31, 2022 decreased by ¥121.3 billion, or 44.6%, compared to the fiscal year ended March 31, 2021 to ¥150.5 billion.
Asset Management Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 increased by ¥8.7 billion, or 17.1%, compared to the fiscal year ended March 31, 2021 to ¥59.5 billion. The increase was attributable mainly to an increase in assets under management relating to publicly offered investment trusts.
General and administrative expenses for the fiscal year ended March 31, 2022 increased by ¥0.4 billion, or 1.2%, compared to the fiscal year ended March 31, 2021 to ¥33.4 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2022 increased by ¥0.3 billion, or 27.3%, compared to the fiscal year ended March 31, 2021 to ¥1.4 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2022 increased by ¥9.0 billion, or 79.6%, compared to the fiscal year ended March 31, 2021 to ¥20.3 billion.
Geographical Segment Analysis
The following discussion relates to our geographical segment analysis for the fiscal years ended March 31, 2021 and 2022. For the discussion on our geographical segment analysis for the fiscal year ended March 31, 2020, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2020 and 2021, please refer to “Item 5. Operating and Financial Review and Prospects—Geographical Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2021, filed with the SEC on July 2, 2021.

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

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total

	(in billions of yen)
Fiscal year ended March 31, 2021:
Total revenue (1)	¥2,291	¥504	¥154	¥189	¥360	¥3,498
Total expenses (2)	1,918	244	14	116	177	2,469

Income before income tax expense	373	260	140	73	183	1,029

Net income	¥236	¥227	¥137	¥61	¥157	¥818

Total assets at end of fiscal year	¥152,614	¥31,940	¥4,405	¥14,150	¥18,542	¥221,651
Fiscal year ended March 31, 2022:
Total revenue (1)	¥991	¥563	¥42	¥185	¥333	¥2,114
Total expenses (2)	1,714	265	19	189	169	2,356

Income (loss) before income tax expense (benefit)	(723)	298	23	(4)	164	(242)

Net income (loss)	¥(509)	¥275	¥18	¥(16)	¥131	¥(101)

Total assets at end of fiscal year	¥155,111	¥36,766	¥3,668	¥15,796	¥20,210	¥231,551

Notes:
(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for credit losses and noninterest expenses.
Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
In the fiscal year ended March 31, 2022, we recorded a net loss in Japan and Europe. Among the geographical regions in which we recorded net income, 64.9% of our net income was derived from the United States, 4.3% from the Americas excluding the United States, 30.8% from Asia/Oceania excluding Japan, and others. At March 31, 2022, 67.0% of total assets were allocated to Japan, 15.9% to the United States, 1.6% to the Americas excluding the United States, 6.8% to Europe and 8.7% to Asia/Oceania excluding Japan, and others.
In Japan, total revenue decreased by ¥1,300 billion from the previous fiscal year due primarily to a change from investment gains related to equity securities to investment losses related to equity securities. The change from investment gains related to equity securities to investment losses related to equity securities was due mainly to an increase in losses related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2022, which mostly reflected the weakness in market conditions. Total expenses decreased by ¥204 billion from the previous fiscal year due mainly to a decrease in other noninterest expenses and a change from provision for credit losses on off-balance-sheet
instruments to credit for credit losses on
off-balance-sheet
instruments. In addition, we recorded an income tax benefit of ¥214 billion in Japan in the fiscal year ended March 31, 2022 compared to an income tax expense of ¥137 billion in the previous fiscal year. As a result, we recorded net loss of ¥509 billion in Japan in the fiscal year ended March 31, 2022 compared to net income of ¥236 billion in the previous fiscal year. Total assets in Japan increased by ¥2,497 billion due primarily to an increase in investments, offset in part by a decrease in interest-bearing deposits.
In the United States, total revenue increased by ¥59 billion due primarily to an increase in fees and commission. Total expenses increased by ¥21 billion due mainly to increases in salaries and employee benefits and fees and commission expenses and a change from credit for credit losses on loans to provision for credit losses on loans. As a result, net income in the United States increased by ¥48 billion. Total assets in the United States increased by ¥4,826 billion due primarily to an increase in interest-bearing deposits.
In the Americas excluding the United States, total revenue decreased by ¥112 billion due primarily to a change from trading account gains—net to trading account losses—net. Total expenses increased by ¥5 billion due mainly to an increase in expenses on long-term debt, offset in part by a decrease in expense on deposits. As a result, net income in the Americas excluding the United States decreased by ¥119 billion. Total assets in the Americas excluding the United States decreased by ¥737 billion due primarily to a decrease in trading account assets.
In Europe, total revenue decreased by ¥4 billion due primarily to a change from trading account gains—net to trading account losses—net, offset in part by an increase in investment gains related to equity securities. Total expenses increased by ¥73 billion due mainly to a change from credit for credit losses on loans to provision for credit losses on loans. As a result, we recorded net loss of ¥16 billion in Europe in the fiscal year ended March 31, 2022 compared to net income of ¥61 billion in the previous fiscal year. Total assets in Europe increased by ¥1,646 billion due primarily to increases in loans and interest-bearing deposits.
In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥27 billion due primarily to a decrease in interest income from loans, including fees. Total expenses decreased by ¥8 billion due mainly to a decrease in expenses on deposits, offset in part by an increase in other noninterest expenses. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥26 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥1,668 billion due primarily to an increase in loans.
Financial Condition
Assets
Our assets as of March 31, 2021 and 2022 were as follows:

	As of March 31,		Increase (decrease)
	2021	2022
	(in billions of yen)
Cash and due from banks	¥1,601	¥2,290	¥689
Interest-bearing deposits in other banks	47,134	49,884	2,750
Call loans and funds sold	859	1,102	243
Receivables under resale agreements	11,623	12,751	1,128
Receivables under securities borrowing transactions	2,694	2,339	(355)
Trading account assets	26,753	24,652	(2,101)
Investments	33,041	37,348	4,307
Loans	88,581	90,291	1,710
Allowance for credit losses on loans	(651)	(810)	(159)

Loans, net of allowance	87,930	89,481	1,551
Premises and equipment—net	1,811	1,704	(107)
Due from customers on acceptances	237	272	35
Accrued income	317	322	5
Goodwill	93	93	—
Intangible assets	56	48	(8)
Deferred tax assets	45	277	232
Other assets	7,457	8,988	1,531

Total assets	¥221,651	¥231,551	¥9,900

Total assets increased by ¥9,900 billion from March 31, 2021 to ¥231,551 billion as of March 31, 2022. The increase was due mainly to increases of ¥4,307 billion in investments, ¥2,750 billion in interest-bearing deposits in other banks, ¥1,551 billion in loans, net of allowance, ¥1,531 billion in other assets and ¥1,128 billion in receivables under resale agreements, offset in part by a decrease of ¥2,101 billion in trading account assets.
Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2021 and 2022:

	As of March 31,				Increase (decrease)
	2021		2022
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥42,383	47.8%	¥42,044	46.6%	¥(339)	(1.2)%
Small and medium-sized companies	3,286	3.7	3,157	3.5	(129)	(0.2)
Retail:
Housing loan	8,014	9.0	7,782	8.6	(232)	(0.4)
Others	1,891	2.2	1,707	1.9	(184)	(0.3)
Sovereign	2,236	2.5	1,660	1.8	(576)	(0.7)
Banks and other financial institutions	759	0.9	682	0.8	(77)	(0.1)

Total domestic	58,569	66.1	57,032	63.2	(1,537)	(2.9)
Foreign:
Corporate (1)	27,867	31.5	30,889	34.2	3,022	2.7
Retail	9	0.0	11	0.0	2	0.0
Sovereign	453	0.5	587	0.6	134	0.1
Banks and other financial institutions	1,683	1.9	1,772	2.0	89	0.1

Total foreign	30,012	33.9	33,259	36.8	3,247	2.9

Total loans before allowance for credit losses on loans	¥88,581	100.0%	¥90,291	100.0%	¥1,710	—

Note:
(1)
Corporate under Foreign includes ¥222 billion and ¥216 billion of lease receivables that are receivables arising from direct financing leasing for the fiscal years ended March 31, 2021 and 2022, respectively.

Total loans before allowance for credit losses on loans increased by ¥1,710 billion from March 31, 2021 to ¥90,291 billion as of March 31, 2022. Loans to domestic borrowers decreased by ¥1,537 billion to ¥57,032 billion due mainly to decreases in all categories.
Loans to foreign borrowers increased by ¥3,247 billion from March 31, 2021 to ¥33,259 billion as of March 31, 2022. The increase in loans to foreign borrowers was due mainly to an increase in loans to corporate borrowers.
Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 66.1% to 63.2%, while that of loans to foreign borrowers against gross total loans increased from 33.9% to 36.8%. Loans to foreign borrowers were regionally diversified.
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
We do not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with our nonaccrual and past due policies for loans. The amount of accrued interest receivables was ¥78 billion and ¥81 billion at March 31, 2021 and 2022, respectively and included in accrued income.
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
We determine whether restructured loans other than troubled debt restructurings are nonaccrual loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2022, the balance of restructurings that are troubled debt restructurings was ¥354 billion, and the balance of restructurings that are not troubled debt restructurings was ¥30 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2022 was ¥23 billion.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as is appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.
Balance of nonaccrual loans
The following table shows our nonaccrual loans as of March 31, 2021 and 2022:

	As of March 31,				Increase (decrease)
	2021		2022
	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥816	1.9%	¥800	1.9%	¥(16)	0.0%
Small and medium-sized companies	142	4.3	140	4.5	(2)	0.2
Retail:
Housing loan	63	0.8	49	0.6	(14)	(0.2)
Others	59	3.1	62	3.6	3	0.5

Total domestic	1,080	1.8	1,051	1.8	(29)	0.0
Foreign	144	0.5	117	0.4	(27)	(0.1)

Total nonaccrual loans	¥1,224	1.4	¥1,168	1.3	¥(56)	(0.1)

Nonaccrual loans decreased by ¥56 billion from March 31, 2021 to ¥1,168 billion as of March 31, 2022. Nonaccrual loans to domestic borrowers decreased by ¥29 billion due mainly to decreases in nonaccrual loans to large corporate borrowers and housing loan. Nonaccrual loans to foreign borrowers decreased by ¥27 billion due mainly to a decrease of ¥34 billion in the balance of non-performing
loans that meet our classification criteria, which was partially offset by ¥7 billion due to foreign currency translation.
Reflecting the aforementioned change, the percentage of nonaccrual loans within gross total loans decreased from 1.4% as of March 31, 2021 to 1.3% as of March 31, 2022. The percentage of nonaccrual loans net of allowance for credit losses on loans to gross total loans net of allowance for credit losses on loans decreased from 0.65% as of March 31, 2021 to 0.40% as of March 31, 2022 due to a decrease in nonaccrual loans net of allowance for credit losses on loans and an increase in gross total loans net of allowance for credit losses on loans.
Allowance for Credit Losses on Loans
Calculation of allowance for credit losses on loans
Effective April 1, 2020, the allowance for credit losses on loans is established for current expected credit losses (“CECL“) on our loan portfolio in accordance with ASC 326. Additionally, as of April 1, 2020, we did not elect the fair value option for financial assets measured at amortized cost basis. Prior to April 1, 2020, the allowance for credit losses on loans was established based on an incurred loss model in accordance with ASC 310 and ASC 450.
We make adjustments to the allowance for credit losses on loans through provision (credit) for credit losses in the consolidated statements of income in each reporting period. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, we charge off loans when we determine that the obligor should be classified as substantially bankrupt or bankrupt. For the definition of obligor categories, see the table above in “—Nonaccrual Loans—General.” Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, we separately monitor the credit quality of each obligor without using time-based triggers.
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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is consistent to what is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semiannually and is reviewed to reflect current economic conditions and our expectation of future conditions on a timely basis. For March 31, 2021 and 2022, we used the most recent macroeconomic scenario available during our credit loss estimation process.
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

We divide our overall portfolio into domestic and foreign portfolios, and categorize the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
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
Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments including Russia, Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of
COVID-19
pandemic and the Russia-Ukraine situation into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.
In terms of the Russia-Ukraine situation, considering the country risk arising from the sanctions against Russia and the downgrading of their credit rating, as well as the risk of deterioration in the global economy due to inflation caused by soaring energy prices and the acceleration of supply chain disruptions caused by the withdrawal of operations from Russia, we incorporated an estimate of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.

Balance of allowance for credit losses on loans
The following table summarizes the allowance for credit losses on loans by component and as a percentage of the corresponding loan balance as of March 31, 2021 and 2022:

	As of March 31,		Increase (decrease)
	2021	2022
	(in billions of yen, except percentages)
Total allowance for credit losses on loans (A)	¥651	¥810	¥159

Nonaccrual loans with an allowance (B)	¥1,113	¥1,082	¥(31)
Nonaccrual loans without an allowance (C)	111	86	(25)
Accrual loans (1) (D)	87,524	89,319	1,795

Gross total loans (E)	¥88,748	¥90,487	¥1,739

Percentage of total allowance for credit losses on loans against gross total loans (A)/(E)x100	0.73%	0.89%	0.16%

Note:
(1)	Accrual loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.
Allowance for credit losses on loans increased by ¥159 billion from March 31, 2021 to ¥810 billion as of March 31, 2022 due to the deterioration of credit status of certain borrowers. As a result, the percentage of total allowance for credit losses on loans against gross total loans increased by 0.16 percentage points to 0.89%.
In the fiscal year ended March 31, 2022, nonaccrual loans decreased by 4.6% due to decreases in both domestic and foreign nonaccrual loans. Allowance for credit losses on loans increased by 24.4%.
The coverage ratio for nonaccrual loans, calculated as the percentage of total allowance for credit losses on loans against total nonaccrual loans, increased by 16.16 percentage points as of March 31, 2022 compared to the previous fiscal year. The increase was due to an increase in total allowance for credit losses on loans and a decrease in total nonaccrual loans.

Provision (credit) for credit losses on loans
The following table summarizes changes in our allowance for credit losses on loans in the fiscal years ended March 31, 2021 and 2022:

	Fiscal years ended March 31,		Increase (decrease)
	2021	2022
	(in billions of yen)
Allowance for credit losses on loans at beginning of fiscal year	¥441	¥651	¥210
April 1, 2020 adoption of CECL	156	—	(156)

Adjusted Balance at beginning of period	597	651	54
Provision (credit) for credit losses on loans	113	188	75
Charge-offs:
Domestic:
Corporate:
Large companies	(26)	(28)	(2)
Small and medium-sized companies	(7)	(4)	3
Retail:
Housing loan	(3)	(2)	1
Others	(4)	(2)	2

Total domestic charge-offs	(40)	(36)	4
Foreign	(39)	(24)	15

Total charge-offs	(79)	(60)	19

Recoveries:
Domestic:
Corporate:
Large companies	1	6	5
Small and medium-sized companies	1	1	—
Retail:
Housing loan	1	1	—

Total domestic recoveries	3	8	5
Foreign	11	11	—

Total recoveries	14	19	5

Net charge-offs	(65)	(41)	24
Others (1)	6	12	6

Balance at end of fiscal year	¥651	¥810	¥159

Note:
(1)	“Others” includes primarily foreign exchange translation.
Provision for credit losses on loans increased by ¥75 billion from March 31, 2021 to ¥188 billion at March 31, 2022. The increase was due mainly to the deterioration of credit status of certain borrowers.
Charge-offs decreased by ¥19 billion from the previous fiscal year to ¥60 billion for the fiscal year ended March 31, 2022. The decrease was due mainly to a decrease in charge-offs of foreign loans.

Investments
The majority of our investments are
available-for-sale
and
held-to-maturity
securities, which at March 31, 2021 and 2022 were as follows:

	As of March 31,						Increase (decrease)
	2021			2022
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥20,954	¥20,921	¥(33)	¥25,191	¥25,159	¥(32)	¥4,237	¥4,238	¥1
Other than Japanese government bonds	6,903	6,932	29	6,511	6,515	4	(392)	(417)	(25)

Total	¥27,857	¥27,853	¥(4)	¥31,702	¥31,674	¥(28)	¥3,845	¥3,821	¥(24)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥480	¥490	¥10	¥480	¥485	¥5	¥—	¥(5)	¥(5)
Agency mortgage-backed securities	407	414	7	1,039	981	(58)	632	567	(65)

Total	¥887	¥904	¥17	¥1,519	¥1,466	¥(53)	¥632	¥562	¥(70)

Available-for-sale
securities measured at fair value increased by ¥3,821 billion from March 31, 2021 to ¥31,674 billion at March 31, 2022. This increase was due primarily to an increase in Japanese government bonds.
Held-to-maturity
securities measured at amortized cost increased by ¥632 billion from March 31, 2021 to ¥1,519 billion at March 31, 2022. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.
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
Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2022, we had a total of ¥31,674 billion of available-for-sale
securities within our investments, of which ¥25,159 billion was Japanese government bonds. We had ¥27,853 billion and ¥31,674 billion of available-for-sale
securities measured at fair value as of March 31, 2021 and 2022, respectively, and net unrealized losses of ¥4 billion and ¥28 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. As the negative interest rate policy of the Bank of Japan started in February 2016 and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Average remaining period of our Japanese government bond portfolio as of March 31, 2022 was approximately 1.2 years compared to 1.1 years as of March 31, 2021.
Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Trading Account Assets
Trading account assets decreased by ¥2,101 billion from March 31, 2021 to ¥24,652 billion at March 31, 2022. The decrease was due mainly to a decrease in the market value of U.S. treasury bonds and other foreign government bonds for which the fair value option was elected, reflecting a fluctuation in long-term interest rates.
Liabilities
The following table shows our liabilities as of March 31, 2021 and 2022:

	As of March 31,		Increase (decrease)
	2021	2022

	(in billions of yen)
Deposits	¥151,010	¥157,178	¥6,168
Due to trust accounts	381	390	9
Call money and funds purchased	1,313	1,278	(35)
Payables under repurchase agreements	18,607	20,070	1,463
Payables under securities lending transactions	1,208	1,361	153
Other short-term borrowings	9,086	7,567	(1,519)
Trading account liabilities	10,878	14,859	3,981
Bank acceptances outstanding	237	272	35
Income taxes payable	57	63	6
Deferred tax liabilities	77	29	(48)
Accrued expenses	194	203	9
Long-term debt	11,706	12,578	872
Other liabilities	7,209	6,261	(948)

Total liabilities	¥211,963	¥222,109	¥10,146

Total liabilities increased by ¥10,146 billion from March 31, 2021 to ¥222,109 billion as of March 31, 2022. The increase was due primarily to increases of ¥6,168 billion in deposits and ¥3,981 billion in trading account liabilities.
Deposits
The following table shows a breakdown of our deposits as of March 31, 2021 and 2022:

	As of March 31,		Increase (decrease)
	2021	2022

	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥29,818	¥32,845	¥3,027
Interest-bearing deposits	92,037	91,425	(612)

Total domestic deposits	121,855	124,270	2,415

Foreign:
Noninterest-bearing deposits	2,332	2,501	169
Interest-bearing deposits	26,823	30,407	3,584

Total foreign deposits	29,155	32,908	3,753

Total deposits	¥151,010	¥157,178	¥6,168

Deposits increased by ¥6,168 billion from March 31, 2021 to ¥157,178 billion at March 31, 2022. Domestic deposits increased by ¥2,415 billion from March 31, 2021 to ¥124,270 billion at March 31, 2022. Domestic interest-bearing deposits decreased by ¥612 billion from March 31, 2021 to ¥91,425 billion at March 31, 2022 due mainly to decreases in time deposits and other deposits, offset in part by an increase in ordinary deposits. Domestic noninterest-bearing deposits increased by ¥3,027 billion from March 31, 2021 to ¥32,845 billion at March 31, 2022 due mainly to increases in noninterest-bearing ordinary deposits, foreign bills of exchange payable and current accounts. Foreign deposits increased by ¥3,753 billion from March 31, 2021 to ¥32,908 billion at March 31, 2022 due mainly to an increase in time deposits.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2021 and 2022:

	As of March 31,						Increase(decrease)
	2021			2022
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

	(in billions of yen)
Due to trust accounts	¥381	¥—	¥381	¥390	¥—	¥390	¥9	¥—	¥9
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	5,205	15,923	21,128	5,803	16,906	22,709	¥598	¥983	¥1,581
Other short-term borrowings	6,783	2,303	9,086	5,698	1,869	7,567	(1,085)	(434)	(1,519)

Total short-term borrowings	¥12,369	¥18,226	¥30,595	¥11,891	¥18,775	¥30,666	¥(478)	¥549	¥71

Short-term borrowings increased by ¥71 billion from March 31, 2021 to ¥30,666 billion at March 31, 2022. Domestic short-term borrowings decreased by ¥478 billion due mainly to a decrease in other short-term borrowings, offset in part by an increase in payables under repurchase agreements. Foreign short-term borrowings increased by ¥549 billion due mainly to an increase in payables under repurchase agreements, offset in part by a decrease in other short-term borrowings.
Trading Account Liabilities
Trading account liabilities increased by ¥3,981 billion from March 31, 2021 to ¥14,859 billion at March 31, 2022. The increase was due mainly to an increase in the market value of receive-fixed, pay-variable
derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates, and an increase in securities sold for short sales related to hedging activities.
Equity
The following table shows a breakdown of equity as of March 31, 2021 and 2022:

	As of March 31,		Increase (decrease)
	2021	2022

	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,827	¥5,817	¥(10)
Retained earnings	2,967	2,665	(302)
Accumulated other comprehensive income, net of tax	318	440	122
Treasury stock, at cost	(7)	(8)	(1)

Total MHFG shareholders’ equity	9,105	8,914	(191)
Noncontrolling interests	583	528	(55)

Total equity	¥9,688	¥9,442	¥(246)

Total equity decreased by ¥246 billion from March 31, 2021 to ¥9,442 billion due mainly to decreases in retained earnings and noncontrolling interests, offset in part by an increase in accumulated other comprehensive income, net of tax.
Retained earnings decreased by ¥302 billion from March 31, 2021 to ¥2,665 billion at March 31, 2022. This decrease was due primarily to dividend payments of ¥197 billion and net loss attributable to MHFG shareholders for the fiscal year ended March 31, 2022 of ¥105 billion.
Accumulated other comprehensive income, net of tax increased by ¥122 billion from March 31, 2021 to ¥440 billion at March 31, 2022. The increase was due primarily to foreign currency translation adjustments of ¥181 billion, offset in part by defined benefit plan adjustments of ¥42 billion.
Noncontrolling interests decreased by ¥55 billion from March 31, 2021 to ¥528 billion at March 31, 2022. The decrease was due mainly to deconsolidation of certain investment funds and decreases in net assets and the share of noncontrolling shareholders of certain investment funds that we consolidate.
Liquidity
We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock prices, foreign currency exchange rates, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Liquidity Risk Management.”
Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥6,168 billion, or 4.1%, from the end of the previous fiscal year to ¥157,178 billion as of March 31, 2022. Our average balance of deposits for the fiscal year ended March 31, 2022 of ¥155,754 billion exceeded our average balance of loans for the same period by ¥66,769 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.
Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise senior and subordinated long-term debt for the purpose of improving our total loss absorbing capacity and capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2022:

As of May 31, 2022
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
In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2022, the balance of Japanese government bonds included within our investments and measured at fair value was ¥25.2 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.
Related to regulatory liquidity requirements in Japan, in addition to the liquidity coverage ratio (“LCR”) standard which has already been implemented, the net stable funding ratio (“NSFR”) standard was also implemented on September 30, 2021. The regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated
LCR data of our principal banking subsidiaries, each for the fourth quarter of the fiscal year ended March 31, 2022, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated
NSFR data of our principal banking subsidiaries, each as of the end of the fourth quarter of the fiscal year ended March 31, 2022. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.

Liquidity Coverage Ratio (LCR)

Fourth quarter of fiscal year ended March 31, 2022
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥71,174
Net cash outflows (weighted)	52,140
LCR	136.5%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥67,756
Net cash outflows (weighted)	49,850
LCR	136.0%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥66,985
Net cash outflows (weighted)	48,412
LCR	138.4%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥1,859
Net cash outflows (weighted)	1,293
LCR	145.5%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥1,792
Net cash outflows (weighted)	1,194
LCR	152.5%
Net Stable Funding Ratio (NSFR)

Fourth quarter of fiscal year ended March 31, 2022
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	¥106,664
Required stable funding (weighted)	88,703
NSFR	120.2%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	¥101,546
Required stable funding (weighted)	83,103
NSFR	122.1%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	¥99,286
Required stable funding (weighted)	79,192
NSFR	125.3%
Mizuho Trust and Banking (Consolidated)
Available stable funding (weighted)	¥3,569
Required stable funding (weighted)	3,157
NSFR	113.0%
Mizuho Trust and Banking (Non-Consolidated)
Available stable funding (weighted)	¥3,529
Required stable funding (weighted)	3,125
NSFR	112.9%

For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity.”
Off-balance-sheet
Arrangements
We engage in various types of
off-balance-sheet
arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2021 and 2022:

	As of March 31,		Increase (decrease)
	2021	2022

	(in billions of yen)
Guarantees:
Performance guarantees	¥2,730	¥3,254	¥524
Guarantees on loans	348	419	71
Guarantees on securities	79	75	(4)
Other guarantees	2,390	2,899	509
Guarantees for the repayment of trust principal	28	22	(6)
Liabilities of trust accounts	480	478	(2)
Derivative financial instruments	23,933	36,484	12,551

	As of March 31,		Increase (decrease)
	2021	2022

	(in billions of yen)
Commitments:
Commitments to extend credit	¥93,999	¥92,203	¥(1,796)
Commercial letters of credit	797	1,422	625

Total commitments	¥94,796	¥93,625	¥(1,171)

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

Tabular Disclosure of Contractual Obligations
In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2022:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total

	(in billions of yen)
Time deposits	¥33,523	¥1,394	¥1,132	¥326	¥282	¥188	¥36,845
Certificates of deposit	16,290	301	277	1	—	—	16,869
Long-term debt	1,777	1,120	1,600	615	1,451	6,015	12,578
Finance leases	3	1	1	—	—	—	5
Operating leases	82	60	52	42	33	348	617

Total (1)(2)	¥51,672	¥2,875	¥3,061	¥984	¥1,766	¥6,551	¥66,909

Notes:
(1)
Contribution paid to our pension plans, which is not included in the above table, is expected to be approximately ¥29 billion in the fiscal year ending March 31, 2023, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

(2)
The amount of unrecognized tax benefits, which is not included in the above table, was ¥5.2 billion, of which ¥1.8 billion was interest and penalties, as of March 31, 2022. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

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
Under Basel III, capital instruments that no longer qualify as Additional Tier 1 capital or Tier 2 capital were phased out beginning March 2013 by increments of 10% becoming fully effective in March 2022. Our existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2021 being ¥168.7 billion) were subject to the phase-out
arrangements. As of March 31, 2022 in accordance with Basel III, MHFG Group doesn’t have any more of these instruments included within Tier 2 capital.
In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for
G-SIBs
to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the minimum Common Equity Tier 1 capital ratio of 4.5%, the capital conservation buffer of 2.5% and the countercyclical capital buffer. We were included in the list of
G-SIBs
updated in November 2021 and were allocated to the category that would require 1.0% of additional loss absorbency.
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
Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is phased in for (i) Japanese
G-SIBs
from March 31, 2019, and (ii) a financial group designated as a
D-SIB
by the Financial Services Agency which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with Japanese
G-SIBs,
the “Covered SIBs”) beginning March 31, 2021. According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for Covered SIBs is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively under the FSB’s final TLAC standards and the Japanese TLAC requirements, the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) is required to (i) meet the minimum external TLAC requirements, and (ii) cause its material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan. External TLAC eligible instruments generally consist of instruments issued by the Domestic Resolution Entity of the relevant Covered SIB that meet the criteria for inclusion in external TLAC requirements and others less any regulatory adjustments. Internal TLAC eligible instruments generally consist of instruments issued by the material subsidiaries of the relevant Covered SIBs designated as systemically important by the Financial Services Agency, which are subject to the internal TLAC requirements such as subordinated debt that meet the criteria for inclusion in internal TLAC requirements and others less any regulatory adjustments.
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
on the global banking system, it endorsed a set of measures, including the deferral of the implementation date of the finalized Basel III reforms by one year to January 1, 2023, and the extension of the accompanying transitional arrangements for the output floor by one year to January 1, 2028, as well as the implementation date of the finalized market risk capital framework by one year to January 1, 2023. As a result, under the finalized Basel III reforms, the revisions to the capital floor were scheduled to be phased in from January 1, 2023, with the initial capital floor of 50%, and were scheduled to be fully implemented at 72.5% from January 1, 2028, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
will take effect from January 1, 2023.
On March 30, 2020, the Financial Services Agency announced a deferral of the date of implementation in Japan of the Basel III finalization framework by one year until March 31, 2023. On September 28, 2021, the Financial Services Agency announced its plan to allow Japanese banks with only domestic operations that have not been using internal model-based approaches for measuring risks to further delay the application of the Basel III finalization framework for one additional year to March 31, 2024. Furthermore, on March 25, 2022, the Financial Services Agency announced its plan to further defer the implementation of Basel III finalization framework in Japan by one year, based on the international situation and dialogue with stakeholders: (i) in respect of the Japanese banks with international operations and Japanese banks with only domestic operations that have been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2024, except for banks that have notified the Financial Services Agency that they wish to implement Basel III finalization framework earlier, and (ii) in respect of the Japanese banks with only domestic operations that have not been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2025. Furthermore, the Financial Services Agency has published amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework from March to April 2022.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the leverage ratio regulations and TLAC regulations which introduced the temporary measures to exclude amounts of deposits to the Bank of Japan from the calculation of the leverage ratio exposure and external TLAC ratio on total exposure basis from June 30, 2020 until March 31, 2021, due to the uncertainty on the impact of
COVID-19.
The implementation period of such temporary measures has been extended twice in March 2021 and March 2022 to the end of March 2024. For more information, see “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy” and “Item 4. Information on the Company—Supervision and Regulation—Leverage Ratio.”
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
Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios
Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31, 2021 and 2022, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2021	March 31, 2022

	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥7,849.9	¥8,067.2	¥217.3
Additional Tier 1 capital	1,851.9	1,646.0	(205.9)

Tier 1 capital	9,701.9	9,713.2	11.3
Tier 2 capital	1,683.4	1,638.3	(45.0)

Total capital	¥11,385.3	¥11,351.6	¥(33.7)

Risk-weighted assets	¥67,481.9	¥64,730.4	¥(2,751.5)
CET1 capital ratio	11.63%	12.46%	0.83%
Required CET1 capital ratio (1)	8.01%	8.01%	—
Tier 1 capital ratio	14.37%	15.00%	0.63%
Required Tier 1 capital ratio (1)	9.51%	9.51%	—
Total capital ratio	16.87%	17.53%	0.66%
Required total capital ratio (1)	11.51%	11.51%	—
CET1 available after meeting the bank’s minimum capital requirements	7.13%	7.96%	0.83%
Total Exposure (2)	¥200,546.6	¥212,972.0	¥12,425.3
Leverage ratio (3)	4.83%	4.56%	(0.27)%
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	21.42%	24.24%	2.82%
External TLAC ratio (total exposure basis, including capital buffers) (4)	8.39%	8.43%	0.04%

Note:
(1)
The required ratios described above, as of March 31, 2021 and 2022, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01%, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets and certain other risk amounts. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)
As of March 31, 2021 and 2022, our total exposures (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were ¥240,452.6 billion and ¥251,582.8 billion, respectively.

(3)
As of March 31, 2021 and 2022, our leverage ratios on a consolidated basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 4.03% and 3.86%, respectively.

(4)
As of March 31, 2021 and 2022, our external TLAC ratios on a total exposure basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 6.99% and 7.14%, respectively.

Our total capital ratio as of March 31, 2022 was 17.53%, an increase of 0.66% points compared to March 31, 2021. Our Tier 1 capital ratio as of March 31, 2022 was 15.00%, an increase of 0.63% points compared to March 31, 2021. Our Common Equity Tier 1 capital ratio as of March 31, 2022 was 12.46%, an increase of 0.83% points compared to March 31, 2021. Our total capital ratio, Tier 1 capital ratio and Common Equity Tier 1 capital ratio increased due mainly to an increase in the retained earnings and a decrease in the risk-weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2022.
Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2021 and 2022, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2021	March 31, 2022
Mizuho Bank
Common Equity Tier 1 capital ratio	11.11%	11.68%	0.57%
Tier 1 capital ratio	14.05%	14.42%	0.37%
Total capital ratio	16.57%	17.02%	0.45%
Leverage ratio	4.67%	4.32%	(0.35)%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	28.94%	25.18%	(3.76)%
Tier 1 capital ratio	28.94%	25.18%	(3.76)%
Total capital ratio	28.94%	25.18%	(3.76)%
Leverage ratio	11.41%	10.20%	(1.21)%
We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2022.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated
basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidated basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2022, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.
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

	As of and for the fiscal year ended March 31, 2022
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders

	(in billions of yen)
U.S. GAAP	¥8,914.2	¥(104.7)
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	25.2	126.2
2. Investments	(142.2)	599.5
3. Loans	219.5	18.3
4. Allowances for credit losses on loans and off-balance-sheet instruments	132.0	(51.5)
5. Premises and equipment	(200.8)	69.0
6. Land revaluation	159.5	(4.5)
7. Business combinations	(88.4)	(6.8)
8. Pension liabilities	76.1	93.7
9. Consolidation of variable interest entities	74.3	(51.5)
10. Deferred taxes	(100.7)	(200.2)
11. Foreign currency translation	—	46.1
12. Other	8.8	(3.1)

Japanese GAAP	¥9,077.5 (1)	¥530.5

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
During the fiscal year ended March 31, 2022, certain subsidiaries of ours partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.
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

12.	Other
This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
Directors
Shown below is information regarding the directors of Mizuho Financial Group, Inc. as of July 1, 2022:

Name	Age	Director Type	Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk (4)
Tatsuo Kainaka	82	Independent (1)	—	Chair	Member	Member	—
Yoshimitsu Kobayashi	75	Independent (1)	—	Member	—	—	—
Ryoji Sato	75	Independent (1)	—	—	—	Member	—
Takashi Tsukioka	71	Independent (1)	—	Member	Member	Chair	—
Masami Yamamoto	68	Independent (1)	—	Member	Chair	—	—
Izumi Kobayashi	63	Independent (1)	Chair	Member	—	—	Member
Seiji Imai	60	Non-executive (2)	—	—	—	—	—
Hisaaki Hirama	59	Non-executive (2)	—	—	—	Member	Chair
Masahiro Kihara	56	Executive (3)	—	—	—	—	—
Makoto Umemiya	57	Executive (3)	—	—	—	—	—
Motonori Wakabayashi	57	Executive (3)	—	—	—	—	—
Nobuhiro Kaminoyama	54	Executive (3)	—	—	—	—	—

Notes:

(1)
Directors satisfying the requirements for outside directors, as defined in the Companies Act of Japan, and those for independent directors, as defined both by the Tokyo Stock Exchange, Inc. and by Mizuho Financial Group, Inc.

(2)	Directors not concurrently serving as executive officers, employees or executive directors of Mizuho Financial Group, Inc. or its subsidiaries.
(3)	Directors concurrently serving as executive officers.
(4)	Risk Committee consists of the two directors and two outside experts, who are not directors.
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
Mr. Yoshimitsu Kobayashi
has been Member of the Board of Directors since June 2020. Previously, he had been Chairperson and Representative Director, President of Mitsubishi Chemical Holdings Corporation. He concurrently serves as Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.
Mr. Ryoji Sato
has been Member of the Board of Directors since June 2020. Previously, he had been CEO of Deloitte Touche Tohmatsu LLC. He concurrently serves as Audit & Supervisory Board Member of Nippon Life Insurance Company.
Mr. Takashi Tsukioka
has been Member of the Board of Directors since June 2021. Previously, he had been Representative Director, Chairman / Chief Executive Officer of Idemitsu Kosan Co., Ltd. He concurrently serves as Honorary Advisor of Idemitsu Kosan Co., Ltd.

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
Mr. Seiji Imai
has been a
non-executive
Member of the Board of Directors and Chairman (
Kaicho
) since April 2022. Previously, he has been Member of the Board of Directors from June 2021 to April 2022; Deputy President & Senior Executive Officer / Head of Global Corporate Company from April 2021 to April 2022; and Head of Corporate & Institutional Company and Representative Executive Officer from April 2020 to April 2022; and Head of Global Products Unit from April 2020 to April 2021; and Head of Global Corporate Company from April 2018 to April 2020; and Head of Asia & Oceania excl. East Asia from April 2016 to April 2018.
Note: Chairman (Kaicho) Imai engages in the company’s external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Izumi Kobayashi.
Mr. Hisaaki Hirama
has been a
non-executive
Member of the Board of Directors since June 2019. Previously, he had been Head of Internal Audit Group of Mizuho Bank, Ltd. from April 2017 to April 2019; Executive Officer, General Manager of Nagoya Corporate Branch of Mizuho Bank, Ltd. from April 2015 to April 2017; and Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of Mizuho Bank, Ltd. from April 2014 to April 2015.
Mr. Masahiro Kihara
has been the President & Group CEO (Representative Executive Officer) and Member of the Board of Directors since February 2022 and June 2022, respectively. Previously, he had been Head of Global Products Unit from April 2021 to April 2022; and Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company from April 2021 to February 2022; and Head of Strategic Planning Group of Mizuho Securities Co., Ltd. from April 2020 to April 2021; and Head of Financial Control & Accounting Group of Mizuho Securities Co., Ltd. or in charge of similar responsibilities from April 2018 to April 2021; and Executive Officer, General Manager of Risk Management Department of Mizuho Securities Co., Ltd. from April 2017 to April 2018. He concurrently serves as Member of the Board of Directors at each of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.
Mr. Makoto Umemiya
has been Deputy President & Senior Executive Officer (Representative Executive Officer) / Group Chief Digital Innovation Officer (Group CDIO) since April 2022, and Member of the Board of Directors since April 2020, and Head of Financial Control & Accounting Group (Group CFO) since June 2017, respectively. Previously, he had been Executive Officer, General Manager of Financial Planning Department from April 2015 to April 2017. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Mr. Motonori Wakabayashi
has been Senior Executive Officer / Head of Risk Management Group (Group CRO) and Member of the Board of Directors since April 2019 and June 2019, respectively. Previously, he had been Head of Compliance Group (Group CCO) from November 2021 to April 2022; and Member of the Board of Directors of Mizuho Research & Technologies, Ltd. from April 2021 to April 2022; and Head of Research & Consulting Unit or in charge of similar responsibilities from April 2016 to April 2020; and in charge of business promotion of Mizuho Bank, Ltd. from April 2016 to April 2018; and Executive Officer, General Manager of Industry Research Division of Mizuho Bank, Ltd. from April 2015 to April 2016. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd. and Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Mr. Nobuhiro Kaminoyama
has been Senior Executive Officer / Head of Human Resources Group (Group CHRO) and Member of the Board of Directors since April 2021 and June 2021, respectively. Previously, he had been General Manager of Corporate Secretariat from June 2018 to June 2021; and General Manager of Corporate Banking Department No.9 from April 2017 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Executive Officers
Shown below are information regarding the executive officers of Mizuho Financial Group, Inc. as of July 1, 2022:

Name	Age	Title	Area of Oversight
Masahiro Kihara (1)	56	President & CEO (2)	Chief Executive Officer of Mizuho group (Group CEO)
Makoto Umemiya (1)	57	Deputy President & Senior Executive Officer (2)	Group Chief Digital Innovation Officer(Group CDIO) / Head of Financial Control & Accounting Group (Group CFO)
Masahiro Otsuka	60	Senior Executive Officer	Head of Retail & Business Banking Company
Naofumi Fuke	64	Senior Executive Officer	Co-Head of Retail & Business Banking Company
Hidekatsu Take	57	Senior Executive Officer	Head of Corporate & Institutional Company / Head of Global Corporate Company
Yasuhiro Shibata	58	Senior Executive Officer	Co-Head of Global Markets Company
Kenya Koshimizu	55	Senior Executive Officer	Co-Head of Global Markets Company
Masamichi Ishikawa	58	Senior Executive Officer	Head of Asset Management Company / Deputy Head of Strategic Planning Group
Mitsuhiro Morishita	55	Senior Executive Officer	Head of Global Products Unit
Yasuhiko Ushikubo	55	Senior Executive Officer	Head of Research & Consulting Unit
Naoshi Inomata	55	Senior Executive Officer	Head of Strategic Planning Group (Group CSO)
Motonori Wakabayashi (1)	57	Senior Executive Officer	Head of Risk Management Group (Group CRO)
Nobuhiro Kaminoyama (1)	54	Senior Executive Officer	Head of Human Resources Group (Group CHRO)
Koji Yonei	60	Senior Executive Officer	Head of IT & Systems Group (Group CIO)
Mitsuhiro Kanazawa	54	Senior Executive Officer	Co-Head of IT & Systems Group (Group Co-CIO)
Hiroaki Ehara	57	Senior Executive Officer	Head of Operations Group (Group COO)
Makoto Matsubara	54	Senior Executive Officer	Head of Compliance Group (Group CCO)
Hisashi Kikuchi	56	Senior Executive Officer	Head of Internal Audit Group (Group CA)

Notes:

(1)	Executive officers concurrently serving as directors.
(2)	Representative Executive Officer.
The executive officers’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:
For information on
Messrs. Masahiro Kihara, Makoto Umemiya, Motonori Wakabayashi, and Nobuhiro Kaminoyama,
see “—Directors.”
Mr. Masahiro Otsuka
has been Senior Executive Officer / Head of Retail & Business Banking Company since April 2019. Previously, he had been President & CEO of Mizuho Research & Technologies, Ltd. from

April 2021 to April 2022; and Deputy President of Mizuho Research Institute Ltd. from May 2017 to April 2019; Deputy Head of Retail & Business Banking Company or in charge of similar responsibilities from April 2015 to April 2017; and General Manager of Retail Banking Coordination Division from April 2012 to April 2015.
Mr. Naofumi Fuke
has been Senior Executive Officer /
Co-Head
of Retail & Business Banking Company since April 2020. Previously, he had been Head of Retail & Business Banking Division of Mizuho Securities Co., Ltd. or in charge of similar responsibilities from May 2016 to April 2021; Chairman (Representative Director) of Nikko Systems Solutions, Ltd. from April 2014 to April 2016; and Senior Executive Managing Director of Nikko Cordial Securities Inc. / SMBC Nikko Securities Inc. from December 2008 to April 2014.
Mr. Hidekatsu Take
has been Senior Executive Officer / Head of Corporate & Institutional Company / Head of Global Corporate Company since April 2022. Previously, he had been Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2021 to April 2022; and Head of Asia & Oceania excl. East Asia from April 2018 to April 2021; and Joint Head of Americas of Mizuho Bank, Ltd. from April 2016 to April 2018.
Mr. Yasuhiro Shibata
has been Senior Executive Officer /
Co-Head
of Global Markets Company since April 2020. Previously, he had been Head of Global Markets Division of Mizuho Securities Co., Ltd. from April 2019 to April 2020; Deputy President of Mizuho Securities USA LLC from December 2017 to April 2019; and
Co-Head
of Fixed Income Business Division of Mizuho Securities Co., Ltd. from April 2016 to December 2017. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Mr. Kenya Koshimizu
has been Senior Executive Officer /
Co-Head
of Global Markets Company since April 2022, and
Co-Head
of Global Markets Division of Mizuho Bank, Ltd. since April 2019. Previously, he had been
Co-Head
of Fixed Income Business Division of Mizuho Securities Co., Ltd. from April 2018 to April 2019; and General Manager of Treasury Department from April 2017 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Mr. Masamichi Ishikawa
has been Senior Executive Officer / Head of Asset Management Company since April 2020 and Deputy Head of Strategic Planning Group. Previously, he had been Director, Managing Executive Officer of Asset Management One Co., Ltd. from October 2016 to April 2020; and General Manager of Asset Management Coordination Division or in charge of similar responsibilities from April 2015 to October 2016. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
Mr. Mitsuhiro Morishita
has been Senior Executive Officer / Head of Global Products Unit since April 2022. Previously, he had been Head of Corporate & Institutional Division of Mizuho Bank, Ltd. from April 2021 to April 2022; and
Co-Head
of Global Products Unit of Mizuho Trust & Banking Co., Ltd. from April 2020 to April 2022; and Executive Officer, General Manager of Trust Business Department VII of Mizuho Trust & Banking Co., Ltd. from April 2019 to April 2020; and General Manager of Frontier Trust Business R&D Department of Mizuho Trust & Banking Co., Ltd. from April 2014 to April 2019.
Mr. Yasuhiko Ushikubo
has been Senior Executive Officer / Head of Research & Consulting Unit since April 2020. Previously, he had been Deputy Head of Research & Consulting Unit from April 2019 to April 2020; and General Manager of Industry Research Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.; and Member of the Board of Directors, Deputy President & Executive Officer of Mizuho Research & Technologies, Ltd.
Mr. Naoshi Inomata
has been Senior Executive Officer / Head of Strategic Planning Group (Group CSO) since April 2020. Previously, he had been in charge of Specially Assigned Matters from April 2019 to April 2021; and General Manager of Asia & Oceania Department of Mizuho Bank, Ltd. from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Mr. Koji Yonei
has been Senior Executive Officer / Head of IT & Systems Group (Group CIO) since January 2022. Previously, he had been Group Chief Digital Innovation Officer (Group CDIO) from January 2022 to April 2022; and
Co-Head
of IT & Systems Group from July 2021 to January 2022; and Vice President, COO of MI Digital Services Co., Ltd. from June 2020 to July 2021; and Deputy Head of IT & Systems Group or in charge of similar responsibilities from April 2013 to April 2020. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd.; and Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Mr. Mitsuhiro Kanazawa
has been Senior Executive Officer /
Co-Head
of IT & Systems Group (Group
Co-CIO)
since April 2022. Previously, he had been Deputy Head of Strategic Planning Group or in charge of similar responsibilities from March 2021 to April 2022; and General Manager of Risk Management Department from April 2020 to March 2021; and in charge of Credit of Global Corporate Department from April 2019 to April 2020; and General Manager of Americas Division from April 2015 to April 2019.
Mr. Hiroaki Ehara
has been Senior Executive Officer / Head of Operations Group (Group COO) or in charge of similar responsibilities since January 2022, and Group Chief Crisis Management Officer (Group CCMO) or in charge of similar responsibilities since July 2021. Previously, he had been Head of IT & Systems Group and Head of Operations Group of Mizuho Trust & Banking Co., Ltd. from April 2021 to January 2022; and Head of Human Resources Group or in charge of similar responsibilities from April 2016 to April 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Deputy President Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.
Mr. Makoto Matsubara
has been Senior Executive Officer / Head of Compliance Group (Group CCO) since April 2022. Previously, he had been Group Chief Crisis Management Officer (Group CCMO) from July 2021 to April 2022; and Executive Officer, General Manager of Global Talent Planning and Management Department or in charge of similar responsibilities from April 2019 to July 2021; and General Manager of Planning Administration Department from April 2018 to April 2019; and General Manager of Compliance Department from April 2016 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Mr. Hisashi Kikuchi
has been Senior Executive Officer / Head of Internal Audit Group (Group CA) since April 2020. Previously, he had been Head of Strategic Planning Group (Group CSO) from April 2018 to April 2020; Member of the Board of Directors from June 2018 to June 2019; and General Manager of Corporate Secretariat from April 2015 to June 2018. He concurrently serves as Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd., and Corporate Auditor of Mizuho Research & Technologies, Ltd.
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
The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2022 (basic salaries, stock compensation I (paid or expected to be paid at the time of retirement) and others) and March 31, 2021 (performance payments and stock compensation II (paid during the term in office)) are shown on the following table:

			Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2022			For the fiscal year ended March 31, 2021
Classification		Aggregate Amount of Compensation (in millions of yen)	Basic Salaries	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Performance Payments	Stock Compensation II (paid during the term in office)	Other
Directors	Amount	297	214	38	0	—	—	43
	Number of Persons	10	10	10	8	—	—	1
Executive officers as defined in the Companies Act	Amount	1,456	686	129	1	346	292	—
	Number of Persons	19	17	17	17	16	16	—

Notes:
(1)	Fractions are rounded down.
(2)
With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2021 and 2022 are stated.

(3)	With respect to the amounts, the aggregate amounts paid or expected to be paid for the fiscal years ended March 31, 2021 and 2022 are stated.
(4)
The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

(5)
The number of directors in the “Basic Salaries” and “Stock Compensation I” column for the fiscal year ended March 31, 2022 includes one director who retired on June 23, 2021. The number of executive officers as defined in the Companies Act for the compensation for fiscal year ended March 31, 2022 includes one executive officer as defined in the Companies Act who resigned on November 26, 2021, one executive officer as defined in the Companies Act who resigned on January 17, 2022 and one executive officer as defined in the Companies Act who was dismissed (*) on February 1, 2022. The number of executive officers as defined in the Companies Act for the compensation for the fiscal year ended March 31, 2021 includes two executive officers as defined in the Companies Act who resigned on April 1, 2021, one executive officer as defined in the Companies Act who resigned on November 26, 2021, one executive officer as defined in the Companies Act who resigned on January 17, 2022 and one executive officer as defined in the Companies Act who was dismissed (*) on February 1, 2022.

(*Due to health reasons, the original plan (resignation on April 1, 2022) was moved forward.)

(6)
With respect to the Stock Compensation I for the directors and the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2021 based on the functions and responsibilities of each of the Officers, as the stock ownership points granted for the fiscal year ended March 31, 2022 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (¥1,573.424 per share).

(7)
The condolence money premiums subsidies concerning the fiscal year ended March 31, 2022 are included in the above table as “Other” column for the fiscal year ended March 31, 2022 which are based on the decision by the Compensation Committee.

(8)
The metric for such performance payments and stock compensation II for the fiscal year ended March 31, 2021 was our consolidated net business profits and net gains or losses related to ETFs and others and consolidated net income and consolidated ROE and expense ratio. The target amount and result of consolidated net business profits and net gains or losses related to ETFs and others metric were ¥570.0 billion and ¥799.7 billion, respectively. The target amount and result of consolidated net income metric were ¥320.0 billion and ¥471.0 billion, respectively. The target amount and result of consolidated ROE metric were 4.0% and 5.9%, respectively. The target amount and result of expense ratio metric were 71.5% and 63.7%, respectively.

(9)
With respect to the performance payments for executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2021 as the performance payments for the fiscal year ended March 31, 2021 are stated.

(10)
With respect to the Stock Compensation II for the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2021 based on each position and performance, as the stock ownership points granted for the fiscal year ended March 31, 2021 by the book value of Mizuho Financial Group stock (¥1,573.424 per share). Stock Compensation II for the fiscal year ended March 31, 2021 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2023.

(11)
Because the amount of the performance payments and stock compensation II to be paid with respect to the fiscal year ended March 31, 2022 has not yet been determined at present, the aggregate compensation above does not include the amount of such performance payments and stock compensation II; however, the necessary reserve is recorded for accounting purposes.

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

Name (Classification)	Aggregate Amount of Compensation (in millions of yen)	Company	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2022			For the fiscal year ended March 31, 2021
			Basic Salaries	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Performance Payments	Stock Compensation II (paid during the term in office)	Other
Tatsufumi Sakai (Executive officer as defined in the Companies Act)	203	Mizuho Financial Group	51	20	0	56	54	—
		Mizuho Bank	2	1	—	3	3	—
		Mizuho Trust & Banking	1	0	—	1	1	—
		Mizuho Securities	1	0	—	1	1	—
Yasuhiro Sato (Director)	118	Mizuho Financial Group	61	13	0	—	—	43
Naofumi Fuke (Executive officer as defined in the Companies Act)	115	Mizuho Financial Group	40	11	0	33	30	—
Seiji Imai (Executive officer as defined in the Companies Act)	107	Mizuho Financial Group	55	10	0	22	19	—

Note:
(1)	Fractions are rounded down.
(2)	Executive officer as defined in the Companies Act who concurrently serves as a director is indicated as Executive officer as defined in the Companies Act.
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
In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2022.
On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25,

2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2022.
On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2022.
On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2022.
On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2022.
On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2022.
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
On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2022.

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
Compensation System

•
Compensation for the Officers responsible for business execution shall, in principle, consist of Basic Salary, Stock Compensation and Performance Payments. In addition, the composition ratio of fixed compensation and corporate performance linked compensation and others (variable compensation) will be determined according to the functions and responsibilities of each of the Officers and the composition ratio of fixed compensation of the Group CEO is determined to be the minimum composition ratio.

•
From the perspective of ensuring the effectiveness of the supervisory function, compensation for non-executive
officers responsible for management supervision shall be, in principle, in the form of fixed compensation consisting of Basic Salary and Stock Compensation I and such composition shall be, in principle, 85% and 15%, respectively.

«Composition of Compensation»

*
A system is adopted which enables a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee depending on the performance of the group or the individual (malus and clawback).

*
For the Officers appointed outside Japan, the standard amount and the composition and details of the executive compensation may be determined individually based on local compensation rules and practices as well as compensation levels of our competitors.

•	Matters regarding corporate performance linked compensation and others (variable compensation)
The corporate performance linked compensation and others (variable compensation) shall be determined by multiplying the standard amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance linked coefficient. To determine the coefficient, the quantitative items are evaluated based on the target achievement rates for the “Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others” (which indicates the profitability of the core operations), the “Profit Attributable to Owners of Parent” (which is the final result of management’s performance), the “Consolidated ROE” and the “Expense Ratio” (which indicate the management’s efficiency). The target achievement rate for each indicator will be capped at 150% and will be set at 0% if it falls below the target by a certain degree. In addition, the qualitative items are evaluated comprehensively, ranging from 0 to 150%, from the perspective of increasing corporate value through the group’s sustainable and stable growth based on items that, for example, cannot be recognized only by the target achievement rates, such as the “quality of profits” (which takes into account the comparisons with previous years and other companies) and the “sustainability initiatives” (which utilized the comparisons with previous years and other companies that were evaluated by four major ESG evaluation institutions (S&P Dow Jones, Sustainalytics, MSCI and FTSE)). In addition to the above, for the Officers other than the Group CEO, the evaluation on, among other matters, the results of each organization that each of the Officers is in charge of (in-house companies and units) will also be taken into consideration. Stock Compensation II fluctuates, in principle, within the range of 0% to 130% of the standard amount, and the Performance Payment fluctuates, in principle, within the range of 0% to 170% of the standard amount.

•	Matters regarding non-monetary compensation (Stock Compensation)
We have introduced a stock compensation system utilizing a trust (the “System”).The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust with the fund we contribute to, which is to be provided to the Officers in accordance with the Rules of Distribution of Officer Shares stipulated. The System consists of Stock Compensation I and Stock Compensation II.
Stock Compensation I refers to the system in which a fixed number of shares is given to an Officer at the time of resignation, which is determined by the functions and responsibilities of each of the Officers at the time. The system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.
Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with the level of achievement of our Five Year Business Plan or other factors (for example, the target achievement rates of the “Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others” and other items). The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.
The voting rights pertaining to the shares owned by the trust shall not be exercised.
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
Pursuant to the articles of incorporation, Mizuho Financial Group may have no more than 15 directors. Mizuho Financial Group maintains the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, (i) outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal Non-Executive Directors,” and together with outside directors, “Non-Executive Directors”) comprise a majority of the directors in the Board of Directors and (ii) at least a third of the members of the Board of Directors are outside directors. Currently, the Board of Directors consists of a total of 12 directors (six outside directors, two Internal Non-Executive Directors and four directors concurrently serving as executive officers).
The Chairman of the Board of Directors shall, in principle, be an outside director (or at least a Non-Executive Director) in light of the role of the Board of Directors to supervise management. Currently, Ms. Izumi Kobayashi serves as the Chairman of the Board of Directors.
The Board of Directors held 24 meetings in the fiscal year ended March 31, 2022. In particular, the Board had discussions regarding the monitoring of the responses to the IT system failures (including reports from the System Failure Response Evaluation Committee), the business improvement plan, the human resource policies for personnel selection and developing candidates for the refinement of our executive system, the initiatives on cyber security, the capital policies and shareholder return principles, the initiatives on sustainability including the response to climate change, the promotion of diversity and inclusion, and future human resource strategies. The average attendance rate was 98%.
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
The Chairman of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairman, are outside directors. As of June 21, 2022, the members of the Nominating Committee are Mr. Tatsuo Kainaka (Chairman), Mr. Yoshimitsu Kobayashi, Mr. Takashi Tsukioka, Mr. Masami Yamamoto and Ms. Izumi Kobayashi.
The Nominating Committee held 19 meetings in the fiscal year ended March 31, 2022. In particular, the Committee had discussions regarding the Group CEO succession, the status of formulation and operation of the succession plan, the composition of the Board of Directors, which takes into account the different roles among the holding company and the operating entities, and director nomination and appointment for the fiscal year ending March 31, 2023 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.
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
The Chairman of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairman, are outside directors. As of June 21, 2022, the members of the Compensation Committee are Mr. Masami Yamamoto (Chairman), Mr. Tatsuo Kainaka and Mr. Takashi Tsukioka.
The Compensation Committee held 10 meetings in the fiscal year ended March 31, 2022. In particular, from the perspective of providing appropriate incentives to executives, the Committee discussed the appropriateness of compensation levels and composition, based on the overall trends in executive compensation and the economic environment in Japan and overseas, and the improvement of transparency in the basis for determining compensation amounts, including the materialization of the determinants of compensation related to sustainability. The average attendance rate was 100%.
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
Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members including the Chairman shall be outside directors. Currently, among the four members of the Audit Committee, one member is appointed among Internal Non-Executive Directors as full-time members of the Audit Committee, and three members including the Chairman are appointed among outside directors. As of June 21, 2022 the members of the Audit Committee are Mr. Takashi Tsukioka (Chairman), Mr. Tatsuo Kainaka, Mr. Ryoji Sato and Mr. Hisaaki Hirama.
The Audit Committee held 21 meetings in the fiscal year ended March 31, 2022. In particular, the Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided relevant opinions. Moreover, the Committee monitored the progress of the 5–Year Business Plan and the efforts to enhance governance with priority. The average attendance rate was 100%.
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
The Risk Committee, as an advisory body to the Board of Directors, shall make recommendations to the Board of Directors regarding decision-making and supervision relating to risk governance and supervision of matters such as the status of risk management.
The Risk Committee shall, in principle, comprise no less than three members who shall be Non-Executive Directors or outside experts. Currently, the Risk Committee comprises an Internal Non-Executive Director, who serves as the Chairman, an outside director, and two outside experts.
The Risk Committee held nine meetings with a focus on “Top Risks,” in the fiscal year ended March 31, 2022. In particular, the Committee had discussions on improvement of system risk management in light of the IT system failures in Mizuho Bank. the risks of climate change, respect for human rights, acknowledgement of overseas risks by region and the operation of risk appetite framework in the fiscal year ending March 31, 2023. The average attendance rate was 100%.

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
The Human Resources Review Meeting shall comprise the members of the Nominating Committee, the members of the Compensation Committee and the Group CEO in order to ensure transparency and fairness in the appointment of executive officers and specialist officers.
The Human Resources Review Meeting held 15 meetings in the fiscal year ended March 31, 2022. In particular, the Meeting had discussions on human resources policies for personnel selection and developing candidates for the refinement of our executive system, the status of formulation and operation of the succession plan and the appointment of executive officers for the fiscal year ending March 31, 2023 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 96%.

•	Outside Director Session
The Outside Director Session shall comprise only outside directors and exchange information and share understanding with each other and provide objective and candid opinions to management based on the outside directors’ perspectives as outsiders.
The Outside Director Session held eight meetings in the fiscal year ended March 31, 2022. In particular, the Session had discussions on the management of the Board of Directors and the medium-to long-term issues. The average attendance rate was 100%.

•	System Failure Response Evaluation Committee
In March 2021, following the recent series of IT system failures in Mizuho Bank, the Board of Directors of Mizuho Financial Group, decided to establish the System Failure Response Evaluation Committee consisting solely of outside directors for comprehensive evaluation of measures to prevent further incidents and other matters.
The system Failure Response Evaluation Committee held seven meetings in the fiscal year ended March 31, 2022. The Committee had discussions on measures to prevent further incidents (including the business improvement plan) and other issues related to the recent series of IT system failures. The average attendance rate was 100%.
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
Based on the rules of the Tokyo Stock Exchange, listed companies are required to have at least one member of the board of directors or one member of the audit & supervisory board to be “independent.” Further, companies listed on the Prime Market with independent outside directors being less than one-third of the board must disclose the reason for it. Currently, all of Mizuho Financial Group’s outside directors meet such independence requirements.
For additional information on directors and the board practices, see “Item 6.A. Directors and Senior Management-Directors” and “Item 10.B. Additional Information-Memorandum and Articles of Association” in this annual report.
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
6.D. Employees
As of March 31, 2020, 2021 and 2022, we had 57,264, 54,492 and 52,420 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 14,019 temporary employees during the fiscal year ended March 31, 2022.

The following tables show our full-time employees as of March 31, 2022 and the average number of temporary employees for the fiscal year ended March 31, 2022, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	21,029	8,282
Corporate & Institutional Company	1,797	138
Global Corporate Company	9,220	66
Global Markets Company	1,301	45
Asset Management Company	1,484	123
Others	17,589	5,365

Total	52,420	14,019

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	89.2%	99.7%
Americas	4.5%	0.0%
Europe	1.7%	0.2%
Asia/Oceania (excluding Japan) and others	4.6%	0.1%

Total	100.0%	100.0%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership
Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held by its directors and executive officers as of June 30, 2022: One column shows the actual number of shares held; and the other shows the potential number of additional shares to be held (i.e., the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and upon exercise of the stock acquisition rights granted by the former stock option system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Tatsuo Kainaka	4,847	5,827
Yoshimitsu Kobayashi	2,844	3,197
Ryoji Sato	1,922	3,197
Takashi Tsukioka	577	1,370
Masami Yamamoto	11,470	4,586
Izumi Kobayashi	4,191	5,827
Seiji Imai	26,984	40,911
Hisaaki Hirama	21,531	14,216
Masahiro Kihara	4,095	22,493
Makoto Umemiya	11,817	30,627
Motonori Wakabayashi	11,328	31,400
Nobuhiro Kaminoyama	1,803	13,434

Executive Officers	Actual number of shares held	Potential number of additional shares to be held
Masahiro Kihara	See above	See above
Makoto Umemiya	See above	See above
Masahiro Otsuka	19,102	32,050
Naofumi Fuke	19,744	51,095
Hidekatsu Take	11,119	25,784
Yasuhiro Shibata	6,935	28,458
Kenya Koshimizu	2,206	20,786
Masamichi Ishikawa	7,984	11,945
Mitsuhiro Morishita	1,554	14,103
Yasuhiko Ushikubo	3,747	21,084
Naoshi Inomata	729	18,777
Motonori Wakabayashi	See above	See above
Nobuhiro Kaminoyama	See above	See above
Koji Yonei	26,145	5,777
Mitsuhiro Kanazawa	1,455	13,134
Hiroaki Ehara	15,556	24,560
Makoto Matsubara	2,344	12,863
Hisashi Kikuchi	12,657	24,549
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

The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 10% of the amounts contributed by the participating employees. The following table shows the number of shares that the plan held as of March 31, 2022:

	As of March 31, 2022
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group
	Mizuho Bank
	Mizuho Trust & Banking
	Mizuho Research & Technologies

Total		11,598,381

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2022:

	As of March 31, 2022
Name	Number of shares owned	Percentage of outstanding shares
The Master Trust Bank of Japan, Ltd. (trustee account)	390,968,800	15.40
Custody Bank of Japan, Ltd. (trustee account)	111,579,400	4.40
State Street Bank West Client – Treaty 505234	46,130,395	1.82
JP Morgan Securities Japan Co., Ltd	35,675,977	1.41
JP Morgan Chase Bank 385781	32,991,074	1.30
Custody Bank of Japan, Ltd. (taxable trust money account)	27,266,650	1.07
Custody Bank of Japan, Ltd. (trustee account 4)	26,998,300	1.06
State Street Bank and Trust Company 505103	25,954,531	1.02
Barclays Securities Japan Limited	23,375,400	0.92
SSBTC Client Omnibus Account	23,243,410	0.92

Total	744,183,937	29.32

As of March 31, 2022, there were 220 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 11% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.
The company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.
7.B. Related Party Transactions
We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2022, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2022, none of our directors or executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2022.
During the fiscal year ended March 31, 2022, no loans were made to our directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.
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
Shareholder Return Policy
In the fiscal year ended March 31, 2022, we revised our capital management policy in order to pursue the optimum balance between capital adequacy, growth investment and enhancement of shareholder return, and set forth our shareholder return policy of progressive dividends being our principal approach while executing flexible and intermittent share buybacks. In addition, as for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.
Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2022 were ¥80.0 per share of common stock (each of interim and year-end cash dividends was ¥40.0 per share of common stock).
We intend to issue dividends twice per year to shareholders recorded in the shareholder register as of March 31 and September 30 in each year as year-end dividends and as interim dividends, respectively, to return profits to shareholders in a timely way.
In accordance with our articles of incorporation, we may decide to issue dividends by a resolution of the Board of Directors unless otherwise stipulated by laws or regulations, or by resolution of a general meeting of shareholders. Annual cash dividends for the fiscal year ended March 31, 2022 were decided by a resolution of our Board of Directors.

8.B. Significant Changes
Except as described in this annual report, no significant change in our financial position has occurred since the date of the financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
9.A. Listing Details
The principal trading market for our shares of common stock is the Prime Market of the Tokyo Stock Exchange, under the code “8411.” Our shares had been listed on the First Section of the Tokyo Stock Exchange, since our establishment as the holding company of the Mizuho group on March 12, 2003, as the successor to Mizuho Holdings. The trading market was changed to the Prime Market of the Tokyo Stock Exchange as a result of its restructuring effective on April 4, 2022.
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
As of March 31, 2022, 2,539,249,894 shares of common stock were issued.
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
If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2022.
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
General Meetings of Shareholders
The ordinary general meeting of shareholders shall be held no later than three months from the last day of each business year and is normally held in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice for a general meeting of shareholders stating the place, the time and the purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.
Pursuant to the amendments to the Companies Act with effect from September 1, 2022, which applies to all Japanese listed companies, including us, we will implement the electronic provision measures (“Electronic Provision”) for the information contained in the reference materials, etc., for our general meetings of shareholders to be held on or after March 1, 2023. The related amendments to our articles of incorporation were approved at the ordinary general meeting of shareholders held on June 21, 2022. After the Electronic Provision goes into effect, the notice for a general meeting of shareholders must set forth the information in the reference materials, etc., for a general meeting of shareholders being provided through the Electronic Provision and the URL of the website used for the Electronic Provision, in addition to the place, the time and the purpose of the meeting. The information in the reference materials, etc., for a general meeting of shareholders must be posted on a website from the earlier of the date three weeks prior to the date set for the meeting or the date on which the notice for the meeting is dispatched until the date on which three months have elapsed from the meeting. In general, any shareholder is entitled to request printed paper copies of the information in the reference materials, etc., for a general meeting of shareholders by the record date for voting rights of the relevant general meeting of shareholders.
Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders, and request to include the proposal in a notice for a general meeting of shareholders, by submitting a request to a representative executive officer at least eight weeks prior to the date of such meeting. However, the number of proposals that such shareholder may request to be included in such notice is limited up to 10 proposals, and we are able to decline to include the excessive proposals in such notice in the case where the number of proposals requested by each shareholder exceeds 10. Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide.
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
) or share exchange (
kabushiki-kokan
), or establishment of a parent and subsidiary relationship by way of a partial share exchange (
kabushiki-kofu
), requiring shareholders’ approval;

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
Transfer of Shares
At present, JASDEC is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of listed shares under the Act on Book-Entry Transfer of Corporate Bonds, Stocks, etc. (Act No. 75 of 2001, including regulations promulgated thereunder; the “Book-entry Act”). Under the clearing system above, in order for any person to hold, sell or otherwise dispose of listed shares, such person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Act, and only those financial institutions that meet further stringent requirements of the Book-entry Act can open accounts directly at JASDEC. Under the Book-entry Act, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account managing institution or JASDEC. The holder of an account at an account managing institution or JASDEC is presumed to be the legal owner of the shares held in such account. Under the Companies Act and the Book-entry Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against us, a shareholder must have its name and address registered in our register of shareholders. Under the clearing system, such registration is made upon our receipt of necessary information from JASDEC. On the other hand, in order to assert shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders and to request to include the proposal in a notice for a general meeting of shareholders, except for shareholders’ rights to request us to purchase or sell shares constituting less than a full unit (as described in “—Unit Share System”), upon the shareholder’s request, JASDEC shall issue a notice of certain information, including the name and address of such shareholder, to us. Thereafter, such shareholder is required to present us a receipt of the request of the notice in accordance with our share handling regulations. Under the Book-entry Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account managing institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.
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
As of March 31, 2022, there was no outstanding preferred stock.
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
Voting Rights
No holder of preferred stock has a right to receive notice for, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Companies Act or other applicable law or our articles of incorporation. Under our articles of incorporation, holders of units of our preferred stock will be entitled to receive notice for, and to vote at, general meetings of shareholders:

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
“Foreign investors” are the following persons who make “inward direct investments,” which is described below:

•	individuals who are non-residents of Japan;

•	judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•
corporations of which 50% or more of the voting rights are held by (i) individuals who are non-residents of Japan, (ii) judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan, (iii) corporations of which 50% or more of the capital are held by such individuals falling within (i) above and/or judicial persons or other organizations falling within (ii) above, and/or (iv) subsidiary corporations (as defined under the Japan’s Companies Act, but excluding judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan) of such corporation falling within (iii) above;

•
partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan (Act No. 90 of 1998, as amended) or any other similar partnerships under the laws of foreign countries of which (i) 50% or more of the contributions are made by individuals who are non-residents of Japan, judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan and/or any other persons or organizations prescribed in the Foreign Exchange Act, or (ii) a majority of the general partners are individuals who are non-residents of Japan, judicial persons or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside Japan and/or any other persons or organizations prescribed in Foreign Exchange Act; and

•	judicial persons or other organizations, a majority of officers (or a majority of officers having the power of representation) of which are individuals who are non-residents of Japan.
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
A subsidiary of ours currently engages in the business of software designed for cybersecurity and such business falls into the category of the Core Sector Designated Businesses. For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses; (ii) corporations engaged in the Designated Businesses other than the Core Sector Designated Businesses; and (iii) corporations engaged in the Core Sector Designated Businesses. According to the list published by the Minister of Finance as of November 2, 2021, we are classified within category (iii) above.
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
In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any non-resident holder who is an individual holding 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 15% and 20%, as applicable, has been effectively increased, respectively, to 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.
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

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares of our common stock or ADSs from an individual, as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.
U.S. Taxation
The following sets forth the material United States federal income tax consequences of the ownership of our shares and ADSs. The discussion set forth below is applicable to U.S. holders (as defined below) (i) who are residents of the United States for purposes of the current income tax treaty between Japan and the United States (the “Treaty”), (ii) whose shares or ADSs are, for purposes of the Treaty, neither effectively connected with nor attributable to a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty.
The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, non-U.S. persons, persons holding a share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, partnerships or other pass-through entities for U.S. federal income tax purposes, traders in securities who have elected the mark-to-market method of accounting for their securities, regulated investment companies, real estate investment trusts, holders whose “functional currency” is not the U.S. dollar, holders liable for alternative minimum tax, persons required to accelerate the recognition of any item of gross income with respect to shares or ADSs as a result of such income being recognized on an applicable financial statement and holders of 10% or more of our shares by vote or value) are subject to special tax treatment. This summary does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or any foreign, state, local or other tax consequences of investments in our shares or ADSs.
This summary addresses only shares or ADSs held as capital assets.
As used herein, a “U.S. holder” is a beneficial owner of shares or ADSs, as the case may be, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisor.
The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement and all other related agreements will be performed in accordance with their terms.

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
Taxation of Dividends
Subject to the discussion under “—U.S. Taxation—Passive Foreign Investment Company Rules” below, the gross amount of any distribution (other than certain pro rata distributions of our shares) received with respect to our shares or ADSs (including amounts withheld to reflect Japanese withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of a distribution of property other than cash will be the fair market value of such property on the date of the distribution. Such cash or non-cash income, including withheld taxes, will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder in the case of shares, or by the depositary in the case of ADSs. Such dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be reported as a dividend.
The amount of any dividend paid in yen will be the U.S. dollar value of the yen payments received. This value will be determined at the spot yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of shares, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have basis in such yen equal to their U.S. dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the yen will generally be treated as U.S. source ordinary income or loss.
Under the Treaty, the maximum rate of withholding tax on dividends paid is generally reduced to 10%. As discussed under “—Japanese Taxation” above, if the Japanese statutory rate applicable to a U.S. holder is higher than the maximum Treaty rate, such holder will be required to properly demonstrate to the Japanese tax authorities such holder’s entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations and the Foreign Tax Credit Regulations (as defined below), the Japanese tax withheld may be creditable against the U.S. holder’s U.S. federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” However, recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Further, in certain circumstances, if a U.S. holder:

•	has held shares or ADSs for less than a specified minimum period during which such U.S. holder is not protected from the risk of loss; or

•	is obligated to make payments related to the dividends,

such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct Japanese withholding taxes on dividends in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing U.S. foreign tax credits and deductions for foreign taxes are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits or deductions under their particular circumstances.
Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.
Taxation of Capital Gains
Upon a sale or other taxable disposition of shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such shares or ADSs. Subject to the discussion under “—U.S. Taxation—Passive Foreign Investment Company Rules” below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares or ADSs exceeds one year. A U.S. holder’s tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gain or loss realized by a U.S. holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (“PFIC”) for our most recent taxable year and do not expect to become one in the current taxable year or the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in the composition of our income or assets or the valuation of our assets.
In general, a foreign corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. The 50% of value test is generally based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning the proportionate share of the assets and receiving our proportionate share of the income of that company.
Our PFIC determination is based in part upon certain proposed U.S. Treasury regulations (the “Proposed Regulations”) that are not yet in effect (although the U.S. Treasury Department has released guidance indicating that taxpayers may currently rely on them) and are subject to change in the future. The Proposed Regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income and assets derived in the active conduct of a banking business for purposes of the PFIC rules. Although we believe we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.
If we are a PFIC for any taxable year during which a U.S. holder holds shares or ADSs, the U.S. holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. holder receives and any gain the U.S. holder realizes from the sale or other disposition (including a pledge) of the shares or ADSs. Additionally, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
These special tax rules generally will apply even if we cease to be a PFIC in future years. Distributions U.S. holders receive in a taxable year that are greater than 125% of the average annual distributions they received during the shorter of the three preceding taxable years or their holding period for the shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Alternatively, a U.S. holder could make a mark-to-market election and avoid the special tax rules described above, provided that our shares or ADSs (as applicable) are regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Under current law, the mark-to-market election may be available to U.S. holders of shares because the shares are listed on the Tokyo Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the shares will be “regularly traded” for purposes of the mark-to-market election. U.S. holders should consult their own tax advisors regarding the potential availability and consequences of a mark-to-market election. In addition, a U.S. investor that owns shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to U.S. holders of shares or ADSs because we do not intend to comply with the requirements necessary to permit U.S. holders to make this election.
If a U.S. holder holds shares or ADSs in any year in which we are classified as a PFIC, such holder will generally be required to file IRS Form 8621.

U.S. holders should consult their own tax advisors concerning the determination of our PFIC status and the U.S. federal income tax consequences of holding shares or ADSs if we are considered a PFIC in any taxable year.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to dividends in respect of the shares or ADSs or the proceeds from the sale, exchange or other disposition of the shares or ADSs paid within the United States (and, in some cases, outside of the United States) to a U.S. holder, unless such holder is an exempt recipient. In addition, backup withholding tax may apply to those amounts if a U.S. holder fails to provide an accurate taxpayer identification number or fails either to report interest and dividends required to be shown on such holder’s U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided such holder furnishes the required information to the IRS.
Certain U.S. holders are required to report information with respect to their investment in shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the shares or ADSs. Investors who fail to report the required information could become subject to substantial penalties. Potential investors are urged to consult with their own tax advisors regarding the possible implications of these rules on their investment in our shares or ADSs.
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
Credit Portfolio Management
Risk Measurement
We use statistical methodologies that involve a risk measurement system (enterprise value corporate valuation model, holding period of one year) to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“Expected Loss”) and the maximum loss within a certain confidence interval (“credit VAR”). The difference between Expected Loss and credit VAR is measured as the credit risk amount (“Unexpected Loss”). The risk measurement system covers the following account items reported by each

Mizuho Financial Group company: credit transactions including loans and discounts; securities; obligors’ liabilities for acceptances and guarantees; deposits and foreign exchange; derivatives including swaps and options; off-balance-sheet items including commitments; and other assets involving credit risk.
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
The following tables show the VAR related to our trading activities by risk category for the fiscal years ended March 31, 2020, 2021 and 2022 and as of March 31, 2020, 2021 and 2022:

	Fiscal year ended March 31, 2020			As of March 31, 2020
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.7	¥7.2	¥1.3	¥6.7
Foreign exchange	0.4	1.1	0.1	0.8
Equities	0.6	4.5	0.2	1.7
Commodities	0.0	0.0	0.0	0.0

Total	¥3.8	¥11.8	¥2.3	¥8.3

	Fiscal year ended March 31, 2021			As of March 31, 2021
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥4.3	¥8.6	¥1.7	¥2.6
Foreign exchange	0.7	1.3	0.3	0.4
Equities	1.1	6.6	0.1	0.7
Commodities	0.0	0.0	0.0	0.0

Total	¥5.4	¥9.1	¥2.4	¥2.7

	Fiscal year ended March 31, 2022			As of March 31, 2022
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥3.8	¥5.7	¥2.8	¥4.0
Foreign exchange	0.5	1.5	0.3	1.0
Equities	0.8	4.9	0.2	1.1
Commodities	0.0	0.1	0.0	0.0

Total	¥4.3	¥10.2	¥2.9	¥5.3

The following graph shows VAR figures of our trading activities for the fiscal year ended March 31, 2022:

The following table shows VAR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2020	2021	2022	Change
	(in billions of yen)
As of fiscal year end	¥8.3	¥2.7	¥5.3	¥2.5
Maximum	11.8	9.1	10.2	1.1
Minimum	2.3	2.4	2.9	0.4
Average	3.8	5.4	4.3	(1.0)
Non-trading Activities
The VAR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month. In addition, as for risk management of banking activities, it is important to properly measure interest rate risk so that we calculate interest risk using appropriate methods such as recognizing demand deposits as “core deposits.”

The following graph shows the VAR related to our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2022:

The following table shows the VAR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2020	2021	2022	Change
	(in billions of yen)
As of fiscal year end	¥361.4	¥249.4	¥209.7	¥(39.7)
Maximum	361.4	501.7	321.9	(179.8)
Minimum	167.9	224.0	191.0	(33.0)
Average	215.7	346.5	266.0	(80.4)
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

Back Testing
In order to evaluate the effectiveness of market risk measurements calculated using the VAR method, we carry out regular back tests to compare VAR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VAR of trading activities for the fiscal year ended March 31, 2022 and the corresponding paired distribution of profits and losses. We had zero cases where losses exceeded VAR during the period. In addition, we conduct evaluations of the assumptions related to the VAR models. Based on the number of times losses exceeded VAR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VAR models are subject to the approval of our Group Chief Risk Officer.
Back Testing for the fiscal year ended March 31, 2022

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
Liquidity Risk Management
Basic Approach
We define liquidity risk as the risk of losses arising from funding difficulties due to deterioration of our financial position that make it difficult for us to raise necessary funds or force us to raise funds at significantly higher interest rates than usual. Mizuho Financial Group manages liquidity risks for the Mizuho group as a whole. Specifically, Mizuho Financial Group establishes a fundamental liquidity risk management policy for the entire group, manages the liquidity risk of our principal banking subsidiaries and other core group companies and monitors how the group’s liquidity risk is being managed as a whole.

Liquidity Risk Management Structure
Our Board of Directors determines the basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to the basic policies in connection with the liquidity risk management, operations and monitoring, as well as proposing responses to emergencies such as sudden market changes. The Group Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to liquidity risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring, reporting and analyzing liquidity risk, making proposals in connection with liquidity risk and formulating and implementing plans relating to liquidity risk management. In addition, the Group Chief Financial Officer of Mizuho Financial Group is responsible for matters relating to the planning and operation of funds management, and the Financial Planning Department is responsible for its monitoring and also for planning and implementing measures relating to funds management to maintain appropriate funding liquidity. Reports on the liquidity risk management are submitted to the Risk Management Committee, the Balance Sheet Management Committee (each of which is a Business Policy Committee), the Executive Management Committee and the President & Group CEO on a regular basis.
Our principal banking subsidiaries and other core group companies also establish their own basic policies on liquidity risk management to properly identify and manage liquidity risk.
Liquidity Risk Management Method
We manage liquidity risk through the frameworks of “Liquidity Risk Management Indicators” and “Liquidity Categorization.” The former is determined for the purpose of managing limits on funds raised in the market considering our fund raising capabilities, and the latter is determined based on our funding conditions. We also carry out liquidity stress testing to verify the sufficiency of liquidity reserve assets and the effectiveness of countermeasures against a possible outflow of funds during a stress event. The results of stress testing are used for funds management operations.
Liquidity Risk Management Indicators
Limits on funds raised in the market are set based on a number of time horizons taking into account the characteristics and strategies of each of our principal banking subsidiaries and other core group companies. Such limits are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and determined by the President & Group CEO. An excess over any of these limits is immediately reported and addressed in accordance with pre-determined procedures.
Liquidity Categorization
We have established a group-wide framework of assessing the levels of the liquidity risks by categorizing them into “Normal,” “Anxious” and “Crisis” to reflect the funding conditions. In addition, we set Early Warning Indicators (“EWIs”) and monitor on a daily basis to manage the funding conditions. The EWIs include stock prices, credit ratings, amount of liquidity reserve assets such as Japanese government bonds, our funding situations and others.
Liquidity Stress Testing
We carry out stress testing regularly based on market-wide factors, idiosyncratic factors of the group and a combination of both types of factors to verify the sufficiency of liquidity reserve assets and the effectiveness of our liquidity contingency funding plans. Furthermore, we utilize stress testing to evaluate the appropriateness of our annual funding plan.

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

	Definition	Principal Risk Management Methods
Information Technology Risk	Risk that customers may incur losses or our group companies may incur losses due to problems (e.g. malfunctions, disruptions, etc.) with the computer systems or improper use of the computers in these systems, which cause disruptions of the services provided to customers, or have significant impact on settlement systems, etc.
•  Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.
•  Ensure ongoing project management in systems development and quality control.
•  Strengthen security to prevent information leaks.
•  Strengthen capabilities for rapidly and effectively dealing with cyberattacks.
•  Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk	Risk that customers may incur losses or the group may incur losses due to the disruption of services to customers or major incidents affecting settlement systems, etc., as a result of inadequate operations caused by fraudulent acts, errors or negligence, etc., of senior executives or employees, or inadequacies in the operational structure itself.
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
•  Analyze degree of influence of regulatory changes and establish countermeasures.
•  Continuously monitor our regulatory change risk management mentioned above.

Reputational Risk	Risk that the group may incur losses due to adverse effects to our reputation or Mizuho’s brand value when all services provided by and all activities conducted by the group, officers, and employees are recognized as having deviated from expectations and requirements from the relevant stakeholders including clients, employees, the economy, and society.
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
In the measurement of operational risk equivalent as of March 31, 2022, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model
Operational risk equivalent is calculated as a simple sum of those risk amounts related to the seven loss event types defined in the FSA’s Capital Adequacy Notice, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2022, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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
Compliance Structure
The chief executive officers of Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities generally oversee compliance matters of their respective companies, and the chief executive officers, etc., also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have compliance divisions under their respective chief compliance officers. These divisions are responsible for compliance planning and implementation and control overall compliance management at their respective companies. At the organizational unit level (such as branches and divisions) at each of the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance within such unit.
Other core group companies have also established compliance structures tailored to the characteristics of their respective businesses.
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
We monitor levels of compliance through self-assessments conducted by individual organizational units and through monitoring conducted by the compliance division of each group company.
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
Internal Audit Management Structure
Mizuho Financial Group
Our Internal Audit Committee determines all important matters concerning internal audits at Mizuho Financial Group. The committee is chaired by our President & Group CEO and is independent from our other business operations. The Head of the Internal Audit Group, a group established under our Internal Audit Committee, reports the progress of individual audits and plans to the Audit Committee, responds to requests for inspections, and receives specific instructions from the committee. In addition, our Internal Audit Committee monitors and manages internal audits at our principal banking subsidiaries and other core group companies through internal audit reports submitted by such subsidiaries. Our Internal Audit Committee discusses and makes decisions regarding internal audits at our principal banking subsidiaries and other core group companies and submits the results, together with the results of their examination of the internal audit reports, to the Audit Committee and our Board of Directors.
Mizuho Bank and Mizuho Trust & Banking
Both Mizuho Bank and Mizuho Trust & Banking have also established an internal audit committee that is independent from their other business operations and ensure the independence of the Internal Audit Group. In both banks, the Head of the Internal Audit Group reports the progress of individual audits and plans to the audit & supervisory committee, responds to requests for inspections, and receives specific instructions from the committee.
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
The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continued listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2022, the depositary reimbursed us $500,000 for such expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2022 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2022 based on the criteria established in “Internal Control—Integrated Framework” issued by the

Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, management has concluded that we maintained effective internal control over financial reporting as of March 31, 2022.
Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2022, which appears on page F-6.
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
Our Board of Directors has determined that Messrs. Ryoji Sato and Hisaaki Hirama are each qualified as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, Mr. Ryoji Sato is determined to be “independent” as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

ITEM 16B.	CODE OF ETHICS
Mizuho Financial Group has adopted a code of ethics, titled “Code of Ethics for Financial Professionals,” which is applicable to all directors, executive officers (as defined in the Companies Act), executive officers (as defined in Mizuho Financial Group’s internal regulations) and employees of Mizuho Financial Group involved in finance, accounting and disclosure. The code of ethics of Mizuho Financial Group is included in this annual report as Exhibit 11.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees for Services provided by Ernst & Young ShinNihon LLC
The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, to Mizuho Financial Group and its consolidated subsidiaries for the fiscal years ended March 31, 2021 and 2022 are presented in the following table:

	Fiscal years ended March 31,
	2021	2022

	(in millions of yen)
Audit fees (1)	¥4,924	¥5,237
Audit-related fees (2)	277	262
Tax fees (3)	93	184
All other fees (4)	6	15

Total	¥5,300	¥5,698

Notes:

(1)	Audit fees primarily include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees primarily include fees for services relating to agreed-upon procedures on internal controls and advisory services relating to regulatory filings.

(3)	Tax fees primarily include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees primarily include fees for services relating to education about financial accounting and related legal regulation for our employees.
Pre-Approval Policies and Procedures
We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.
We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee is required prior to each engagement. With respect to such services, full-time audit committee member(s) must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2022:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2021	16,370	1,571.6	—	—
May 1 to May 31, 2021	21,856	1,642.2	—	—
June 1 to June 30, 2021	26,860	1,680.0	—	—
July 1 to July 31, 2021	6,964	1,585.1	—	—
August 1 to August 31, 2021	8,925	1,595.3	—	—
September 1 to September 30, 2021	14,161	1,602.4	—	—
October 1 to October 31, 2021	9,878	1,557.3	—	—
November 1 to November 30, 2021	9,361	1,534.9	—	—
December 1 to December 31, 2021	10,696	1,450.1	—	—
January 1 to January 31, 2022	15,506	1,566.3	—	—
February 1 to February 28, 2022	12,990	1,607.5	—	—
March 1 to March 31, 2022	7,336	1,540.7	—	—

Total (1)	160,903	1,593.8	—	—

Note:

(1)
A total of 160,903 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2022, due to our purchase of shares constituting less than one (1) unit from holders of such shares at the current market price of those shares.

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
A NYSE-listed foreign private issuer is required to provide to its U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from those followed by NYSE-listed U.S. companies. The following is a summary of the significant ways in which Mizuho Financial Group’s corporate governance practices differ from NYSE listing standards followed by U.S. companies:

•
A NYSE-listed U.S. company is required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. The Companies Act does not require Mizuho Financial Group to have a majority of “independent” directors on the board; rather, it requires the company to have a majority of “outside” directors on each of the Nominating Committee, the Compensation Committee and the Audit Committee, each established as a committee, pursuant to the requirements that apply to a Company with Three Committees. An outside director is defined under the Companies Act as a director who meets all of the following requirements: (a) a person who is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, an executive officer, a manager, or any other type of employee (“Executive Director, etc.”) of the company or its subsidiaries; (b) if a person has been a non-executive director, an audit & supervisory board member, or an accounting adviser of the company or its subsidiaries within the ten years prior to his or her assumption of office as outside director, a person who was not an Executive Director, etc., of the company or its subsidiaries in the ten years prior to his or her assumption of office as such; (c) a person who is not (i) a person who controls the company (including the company’s parent company) (“Parent Company, etc.”) and who is a natural person or (ii) a director, an executive officer, a manager or any other type of employee of a Parent Company, etc.; (d) a person who is not an Executive Director, etc., of another subsidiary of a Parent Company, etc.; and (e) a person who is not a spouse or a family member within the second degree of kinship of (i) a director, an executive officer, a manager, or any other type of important employee of the company or (ii) a Parent Company, etc., who is a natural person. In addition to the requirements under the Companies Act, Mizuho Financial Group’s independence standards for outside directors set forth additional independence requirements on a voluntary basis. Such additional requirements include, but are not limited to, restrictions against persons that are related to a principal business counterparty of Mizuho Financial Group and its Three Core Companies(Mizuho Bank,Mizuho Trust & Banking and Mizuho Securities), entities to which Mizuho

Financial Group and its Three Core Companies are a principal business counterparty, entities that receive more than a specified amount of donations from Mizuho Financial Group or its Three Core Companies, entities to which directors have been transferred from us, our accounting auditor, law firms and consulting firms that receive more than a specified amount of fees from Mizuho Financial Group or its Three Core Companies, as well as persons who otherwise are likely to give rise to consistent substantive conflicts of interest in relation to general shareholders. Mizuho Financial Group may, however, appoint a person as an outside director who does not satisfy the additional independence requirements but who it believes to be suitable for the position with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to the reason it believes such person qualifies as an outside director with sufficient independence.

Currently, Mizuho Financial Group has six outside directors among the 12 directors.

•
A NYSE-listed U.S. company is required to have an audit committee composed entirely of independent directors. Currently, among the four members of the Audit Committee, three members including the Chairman are outside directors and one member is an internal non-executive director in compliance with the requirements under the Companies Act, and all such committee members are independent under Rule 10A-3 under the U.S. Securities Exchange Act of 1934 with two members qualified as audit committee financial experts.

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17. FINANCIAL	STATEMENTS
We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL	STATEMENTS
The information required by this item is set forth in our consolidated financial statements starting on page
F-1
of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 21, 2022 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2022 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated November 22, 2021 (English Translation)

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2021 (English Translation)*

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021
**
Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018, except Exhibit A thereto. For the latest Exhibit A, see Exhibit 2.1 to our annual report on Form 20-F
(No. 001-33098)
filed on July 2, 2021.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential
Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates
The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2020, 2021 and 2022. Average balances are generally based on a daily average.
Month-end
or
quarter-end
averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2020			2021			2022
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield

	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	34,333	26	0.08%	35,177	29	0.08%	35,407	31	0.09%
Foreign	5,716	79	1.39%	8,785	15	0.17%	13,701	26	0.19%

Total	40,049	105	0.26%	43,962	44	0.10%	49,108	57	0.12%

Call loans and funds sold:
Domestic	336	1	0.46%	264	—	0.08%	2,178	—	(0.01%)
Foreign	493	4	0.79%	517	2	0.38%	557	1	0.28%

Total	829	5	0.66%	781	2	0.28%	2,735	1	0.05%

Receivables under resale agreements and securities borrowing transactions:
Domestic	8,986	26	0.29%	9,868	4	0.04%	11,340	1	0.01%
Foreign	10,808	245	2.27%	10,047	38	0.38%	8,353	35	0.43%

Total	19,794	271	1.37%	19,915	42	0.21%	19,693	36	0.19%

Trading account assets:
Domestic	7,753	72	0.93%	6,386	79	1.24%	5,781	85	1.47%
Foreign	8,859	150	1.69%	13,243	158	1.19%	13,513	160	1.18%

Total	16,612	222	1.34%	19,629	237	1.21%	19,294	245	1.27%

Investments:
Domestic	16,532	85	0.51%	24,617	68	0.27%	28,806	93	0.32%
Foreign	4,096	81	1.98%	4,164	45	1.07%	4,979	54	1.07%

Total	20,628	166	0.80%	28,781	113	0.39%	33,785	147	0.43%

Loans (1) :
Domestic	54,777	535	0.98%	59,115	488	0.82%	56,690	473	0.83%
Foreign	28,827	846	2.94%	32,355	531	1.64%	32,295	485	1.50%

Total	83,604	1,381	1.65%	91,470	1,019	1.11%	88,985	958	1.08%

Total interest-earning assets:
Domestic	122,717	745	0.61%	135,427	668	0.49%	140,202	683	0.49%
Foreign	58,799	1,405	2.39%	69,111	789	1.14%	73,398	761	1.04%

Total	181,516	2,150	1.19%	204,538	1,457	0.71%	213,600	1,444	0.68%

Noninterest-earning assets:
Cash and due from banks	3,465			3,490			3,401
Other noninterest-earning assets (2)	18,146			18,917			17,561
Allowance for credit losses	(346)			(623)			(708)

Total noninterest-earning assets	21,265			21,784			20,254

Total average assets	202,781			226,322			233,854

Notes:
(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 32.5%, 34.1% and 34.5%, respectively, for the fiscal years ended March 31, 2020, 2021 and 2022.

	2020			2021			2022
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	87,143	90	0.10%	92,761	26	0.03%	95,350	7	0.01%
Foreign	27,507	526	1.91%	31,070	134	0.43%	31,592	69	0.22%

Total	114,650	616	0.54%	123,831	160	0.13%	126,942	76	0.06%

Call money and funds purchased:
Domestic	2,504	1	0.04%	1,899	—	0.01%	1,211	—	0.01%
Foreign	463	8	1.67%	441	2	0.37%	503	1	0.20%

Total	2,967	9	0.30%	2,340	2	0.08%	1,714	1	0.06%

Payables under repurchase agreements and securities lending transactions:
Domestic	6,877	52	0.76%	5,838	13	0.21%	5,975	6	0.10%
Foreign	13,847	307	2.21%	18,583	42	0.23%	21,849	35	0.16%

Total	20,724	359	1.73%	24,421	55	0.22%	27,824	41	0.15%

Other short-term borrowings (1) :
Domestic	1,537	10	0.67%	7,350	12	0.17%	7,100	2	0.03%
Foreign	802	19	2.43%	1,258	6	0.49%	2,187	3	0.17%

Total	2,339	29	1.27%	8,608	18	0.21%	9,287	5	0.06%

Trading account liabilities:
Domestic	1,591	41	2.59%	1,574	47	3.00%	2,190	46	2.09%
Foreign	1,009	12	1.16%	794	6	0.70%	1,069	14	1.31%

Total	2,600	53	2.04%	2,368	53	2.22%	3,259	60	1.83%

Long-term debt:
Domestic	9,631	198	2.05%	9,892	175	1.77%	11,098	176	1.59%
Foreign	678	7	1.13%	816	5	0.65%	1,026	15	1.41%

Total	10,309	205	1.99%	10,708	180	1.68%	12,124	191	1.57%

Total interest-bearing liabilities:
Domestic	109,283	392	0.36%	119,314	273	0.23%	122,924	237	0.19%
Foreign	44,306	879	1.98%	52,962	195	0.37%	58,226	137	0.24%

Total	153,589	1,271	0.83%	172,276	468	0.27%	181,150	374	0.21%

Noninterest-bearing liabilities (2)	40,803			45,482			43,681

Equity	8,389			8,564			9,023

Total average liabilities and equity	202,781			226,322			233,854

Net interest income and average interest rate spread		879	0.36%		989	0.44%		1,070	0.47%

Net interest income as a percentage of average total interest-earning assets			0.48%			0.48%			0.50%

Notes:
(1)	Other short-term borrowings include commercial paper.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.
Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 29.2%, 29.3% and 29.6%, respectively, for the fiscal years ended March 31, 2020, 2021 and 2022.

Analysis of net interest income
The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2020 and the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2021 versus fiscal year ended March 31, 2020			Fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2021
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield

	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	1	2	3	—	2	2
Foreign	5	(69)	(64)	10	1	11

Total	6	(67)	(61)	10	3	13

Call loans and funds sold:
Domestic	—	(1)	(1)	—	—	—
Foreign	—	(2)	(2)	—	(1)	(1)

Total	—	(3)	(3)	—	(1)	(1)

Receivables under resale agreements and securities borrowing transactions:
Domestic	—	(22)	(22)	—	(3)	(3)
Foreign	(15)	(192)	(207)	(7)	4	(3)

Total	(15)	(214)	(229)	(7)	1	(6)

Trading account assets:
Domestic	(13)	20	7	(7)	13	6
Foreign	52	(44)	8	3	(1)	2

Total	39	(24)	15	(4)	12	8

Investments:
Domestic	22	(39)	(17)	12	13	25
Foreign	1	(37)	(36)	9	—	9

Total	23	(76)	(53)	21	13	34

Loans:
Domestic	36	(83)	(47)	(20)	5	(15)
Foreign	58	(373)	(315)	(1)	(45)	(46)

Total	94	(456)	(362)	(21)	(40)	(61)

Total interest and dividend income:
Domestic	46	(123)	(77)	(15)	30	15
Foreign	101	(717)	(616)	14	(42)	(28)

Total	147	(840)	(693)	(1)	(12)	(13)

	Fiscal year ended March 31, 2021 versus fiscal year ended March 31, 2020			Fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2021
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate

	(in billions of yen)
Interest expense:
Deposits:
Domestic	1	(65)	(64)	—	(19)	(19)
Foreign	15	(407)	(392)	1	(66)	(65)

Total	16	(472)	(456)	1	(85)	(84)

Call money and funds purchased:
Domestic	—	(1)	(1)	—	—	—
Foreign	—	(6)	(6)	—	(1)	(1)

Total	—	(7)	(7)	—	(1)	(1)

Payables under repurchase agreements and securities lending transactions:
Domestic	(7)	(32)	(39)	—	(7)	(7)
Foreign	11	(276)	(265)	5	(12)	(7)

Total	4	(308)	(304)	5	(19)	(14)

Other short-term borrowings:
Domestic	10	(8)	2	—	(10)	(10)
Foreign	2	(15)	(13)	2	(5)	(3)

Total	12	(23)	(11)	2	(15)	(13)

Trading account liabilities:
Domestic	—	6	6	13	(14)	(1)
Foreign	(2)	(4)	(6)	2	6	8

Total	(2)	2	—	15	(8)	7

Long-term debt:
Domestic	5	(28)	(23)	19	(18)	1
Foreign	1	(3)	(2)	2	8	10

Total	6	(31)	(25)	21	(10)	11

Total interest expense:
Domestic	9	(128)	(119)	32	(68)	(36)
Foreign	27	(711)	(684)	12	(70)	(58)

Total	36	(839)	(803)	44	(138)	(94)

Net interest income:
Domestic	37	5	42	(47)	98	51
Foreign	74	(6)	68	2	28	30

Total	111	(1)	110	(45)	126	81

II. Investment portfolio
The following table shows the book value, contractual maturity and the weighted average yield of held-to-maturity
securities at March 31, 2022. The amortized cost is the basis of the book value for held-to-maturity
securities. The weighted average yield is calculated based on the amortized cost for held-to-maturity
securities and considers the contractual coupon, amortization of premiums and accretion of discounts and excludes the effects of any related hedging derivatives.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(in billions of yen, except percentages)
Held-to-maturity securities:
Domestic:
Japanese government bonds	100	0.58%	380	0.69%	—	—	—	—	480	0.67%

Total domestic	100	0.58%	380	0.69%	—	—	—	—	480	0.67%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	1,039	2.72%	1,039	2.72%

Total foreign	—	—	—	—	—	—	1,039	2.72%	1,039	2.72%

Total	100	0.58%	380	0.69%	—	—	1,039	2.72%	1,519	2.07%

In addition to
held-to-maturity
securities, the MHFG Group’s Investments also include
available-for-sale
securities, equity securities and other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding available-for-sale
securities, equity securities and other investments.

III. Loans
Maturities and sensitivities of loans to changes in interest rates
The following table shows the details of the loan portfolio by time remaining until maturity by category at March 31, 2022:

	Maturity					Loans due after one year
	One year or less	After one year through five years	After five years through fifteen years	After fifteen years	Total	Floating rates	Fixed rates
	(in billions of yen)
Domestic:
Corporate:
Large companies	16,936	16,367	7,902	839	42,044	16,011	9,097
Small and medium-sized companies	1,161	1,064	725	207	3,157	1,386	610
Retail:
Housing Loan	559	1,826	3,242	2,155	7,782	5,946	1,277
Others	837	542	282	46	1,707	355	515
Sovereign	1,039	366	211	44	1,660	191	430
Banks and other financial institutions	186	496	—	—	682	490	6

Total domestic	20,718	20,661	12,362	3,291	57,032	24,379	11,935

Foreign:
Corporate	15,936	12,363	2,230	360	30,889	13,956	997
Retail	1	3	4	3	11	7	3
Sovereign	311	263	13	—	587	276	—
Banks and other financial institutions	1,024	735	13	—	1,772	698	50

Total foreign	17,272	13,364	2,260	363	33,259	14,937	1,050

Total	37,990	34,025	14,622	3,654	90,291	39,316	12,985

IV. Allowance for credit losses on loans
The following table shows the credit ratios of the MHFG Group’s loans, nonaccrual loans and allowance for credit losses at March 31, 2021 and 2022:
(1) Allowance for credit losses to total loans

	Allowance for credit losses	Total loans	Ratio of allowance for credit losses to total loans
	(in billions of yen, except percentages)
2021
Domestic:
Corporate:
Large companies	424	42,383	1.00%
Small and medium-sized companies	57	3,286	1.74%
Retail:
Housing Loan	68	8,014	0.84%
Others	15	1,891	0.82%
Sovereign	—	2,236	—
Banks and other financial institutions	1	759	0.08%

Total domestic	565	58,569	0.97%

Foreign	86	30,012	0.29%

Total	651	88,581	0.73%

	Allowance for credit losses	Total loans	Ratio of allowance for credit losses to total loans
	(in billions of yen, except percentages)
2022
Domestic:
Corporate:
Large companies	544	42,044	1.29%
Small and medium-sized companies	58	3,157	1.84%
Retail:
Housing Loan	59	7,782	0.76%
Others	15	1,707	0.83%
Sovereign	—	1,660	—
Banks and other financial institutions	—	682	0.06%

Total domestic	676	57,032	1.18%

Foreign	134	33,259	0.40%

Total	810	90,291	0.90%

Ratio of allowance for credit losses to total loans in large companies of corporate under Domestic increased by 0.29% from March 31, 2021 to 1.29% at March 31, 2022 due mainly to the deterioration of credit status of certain domestic large corporate borrowers. Ratio of allowance for credit losses to total loans under Foreign increased by 0.11% from March 31, 2021 to 0.40% at March 31, 2022 due mainly to the Russia-Ukraine situation.

(2) Nonaccrual loans to total loans

	Nonaccrual loans	Total loans	Ratio of nonaccrual loans to total loans
	(in billions of yen, except percentages)
2021

Domestic:
Corporate:
Large companies	816	42,383	1.93%
Small and medium-sized companies	142	3,286	4.33%
Retail:
Housing Loan	63	8,014	0.78%
Others	59	1,891	3.12%
Sovereign	—	2,236	—
Banks and other financial institutions	—	759	—

Total domestic	1,080	58,569	1.84%
Foreign	144	30,012	0.48%

Total	1,224	88,581	1.38%

	Nonaccrual loans	Total loans	Ratio of nonaccrual loans to total loans
	(in billions of yen, except percentages)
2022

Domestic:
Corporate:
Large companies	800	42,044	1.90%
Small and medium-sized companies	140	3,157	4.45%
Retail:
Housing Loan	49	7,782	0.63%
Others	62	1,707	3.62%
Sovereign	—	1,660	—
Banks and other financial institutions	—	682	—

Total domestic	1,051	57,032	1.84%
Foreign	117	33,259	0.35%

Total	1,168	90,291	1.29%

Ratio of nonaccrual loans to total loans under Foreign decreased by 0.13% from March 31, 2021 to 0.35% at March 31, 2022 due mainly to a decrease of ¥34 billion in the balance of non-performing loans that meet our classification criteria, which was partially offset by ¥7 billion due to foreign currency translation.

(3) Allowance for credit losses to nonaccrual loans

	Allowance for credit losses	Nonaccrual loans	Ratio of allowance for credit losses to nonaccrual loans
	(in billions of yen, except percentages)
2021

Domestic:
Corporate:
Large companies	424	816	51.97%
Small and medium-sized companies	57	142	40.12%
Retail:
Housing Loan	68	63	108.10%
Others	15	59	26.37%
Sovereign	—	—	—
Banks and other financial institutions	1	—	—

Total domestic	565	1,080	52.33%
Foreign	86	144	59.42%

Total	651	1,224	53.16%

	Allowance for credit losses	Nonaccrual loans	Ratio of allowance for credit losses to nonaccrual loans
	(in billions of yen, except percentages)
2022

Domestic:
Corporate:
Large companies	544	800	67.98%
Small and medium-sized companies	58	140	41.23%
Retail:
Housing Loan	59	49	120.32%
Others	15	62	23.01%
Sovereign	—	—	—
Banks and other financial institutions	—	—	—

Total domestic	676	1,051	64.25%
Foreign	134	117	114.92%

Total	810	1,168	69.33%

Ratio of allowance for credit losses to nonaccrual loans in large companies of corporate under Domestic increased by 16.01% from March 31, 2021 to 67.98% at March 31, 2022 due mainly to the deterioration of credit status of certain domestic large corporate borrowers.
Ratio of allowance for credit losses to nonaccrual loans under Foreign increased by 55.50% from March 31, 2021 to 114.92% at March 31, 2022 due mainly to the Russia-Ukraine situation.

The following table shows ratio of net charge-offs to average loans at March 31, 2021 and 2022:

	Average loans	Net charge-offs	Ratio of net charge-offs to average loans
	(in billions of yen, except percentages)
2021

Domestic:
Corporate:
Large companies	41,316	25	0.06%
Small and medium-sized companies	3,244	6	0.19%
Retail:
Housing Loan	8,165	2	0.03%
Others	1,918	4	0.18%
Sovereign	2,599	—	—
Banks and other financial institutions	799	—	—

Total domestic	58,041	37	0.06%
Foreign	30,870	28	0.09%

Total	88,911	65	0.07%

	Average loans	Net charge-offs	Ratio of net charge-offs to average loans
	(in billions of yen, except percentages)
2022

Domestic:
Corporate:
Large companies	42,043	22	0.05%
Small and medium-sized companies	3,219	3	0.09%
Retail:
Housing Loan	7,893	1	0.02%
Others	1,797	2	0.10%
Sovereign	1,908	—	—
Banks and other financial institutions	717	—	—

Total domestic	57,577	28	0.05%
Foreign	31,109	13	0.04%

Total	88,686	41	0.05%

The following table shows an allocation of the MHFG Group’s allowance for credit losses and the percentage of loans in each category to total loans at March 31, 2021 and 2022:

	2021		2022
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	424	47.85%	544	46.56%
Small and medium-sized companies	57	3.71%	58	3.50%
Retail:
Housing Loan	68	9.05%	59	8.62%
Others	15	2.13%	15	1.89%
Sovereign	—	2.52%	—	1.84%
Banks and other financial institutions	1	0.86%	—	0.76%

Total domestic	565	66.12%	676	63.17%
Foreign	86	33.88%	134	36.83%

Total	651	100.00%	810	100.00%

V. Deposits
The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020		2021		2022
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	23,219	—	26,604	—	26,071	—
Interest-bearing demand deposits	57,080	0.02%	62,739	—	63,627	—
Time deposits	21,943	0.36%	19,837	0.12%	17,989	0.03%
Certificates of deposit	8,120	0.01%	10,185	0.01%	13,734	—

Foreign offices:
Noninterest-bearing demand deposits	2,093	—	2,112	—	2,741	—
Interest-bearing deposits, principally time deposits	20,957	1.90%	24,573	0.44%	24,669	0.23%
Certificates of deposit	6,550	1.93%	6,497	0.41%	6,923	0.20%

Total	139,962	0.44%	152,547	0.11%	155,754	0.05%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2020, 2021 and 2022 were ¥1,512 billion, ¥1,298 billion and ¥1,581 billion, respectively.
The estimated amounts of uninsured deposits at March 31, 2021 and 2022 were ¥112,107 billion and ¥116,886 billion, respectively. The uninsured deposits refer to the amounts of deposit accounts under certain categories that are not covered by the relevant insurance regimes and the aggregate amounts of the uninsured deposit accounts that exceed the respective limit of the insurance regime in each local jurisdiction. In Japan, categories such as deposits denominated in foreign currency and certificates of deposits are uninsured, and the insurance limit per client is ¥10 million. At March 31, 2022, the estimated amounts and remaining maturities of uninsured time deposits and certificates of deposit are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	4,714	8,989	13,703
Due after three months through six months	2,258	805	3,063
Due after six months through twelve months	2,643	431	3,074
Due after twelve months	822	223	1,045

Total	10,437	10,448	20,885

Foreign offices:
Due in three months or less	16,628	4,388	21,016
Due after three months through six months	1,109	1,459	2,568
Due after six months through twelve months	703	218	921
Due after twelve months	65	356	421

Total (Note)	18,505	6,421	24,926

Total	28,942	16,869	45,811

Note: The estimated amount that exceeded the Federal Deposit Insurance Corporation insurance limit in the United States was ¥458 billion as of March 31, 2022.

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 1, 2022 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 1 to the consolidated financial statements, the Company changed its method for accounting for credit losses in the year ended March 31, 2021.
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

Allowance for Credit Losses

Description of the Matter
The Company’s loan portfolio and the associated allowance for credit losses (ACL) for the loan portfolio, were JPY 90,291 billion and JPY 810 billion as of March 31, 2022, respectively. As discussed in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the development of qualitative adjustments. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default (PD), whereby the Company’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Company’s estimated exposure at default (EAD). The credit loss factors incorporate the PD as well as the loss given default (LGD) based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the PD.

The Company’s methodology for determining ACL on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, the Company incorporated the estimated impact of the
COVID-19
pandemic by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product. The Company incorporated the estimated impact of the Russia-Ukraine situation by considering the country risk arising from the sanctions against Russia and the downgrading of their credit rating, as well as the risk of deterioration in the global economy due to inflation caused by soaring energy prices and the acceleration of supply chain disruptions caused by the withdrawal of operations from Russia.

Auditing management’s ACL estimate is challenging due to the models used to estimate the PD, LGD and EAD which incorporate a forward-looking macroeconomic scenario and due to the subjective nature of the qualitative factors which require auditor judgment. Therefore, specialists who have experience in the industry are necessary.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s process for establishing the ACL, including management’s controls over (i) selection and implementation of forward-looking macroeconomic scenario used in determining PD, LGD and EAD,

(ii) expected loss models and methodologies used in quantitative calculations, including model validation, (iii) completeness and accuracy of key inputs and assumptions used in quantitative calculations and (iv) adjustments to reflect management’s consideration of qualitative factors.

With the support of our specialists, we assessed the macroeconomic scenario by, among other procedures, evaluating management’s methodology and agreeing a sample of key economic factors used to external sources. We also performed and considered the results of various sensitivity analyses and analytical procedures, including comparison of a sample of the key economic factors to external sources different than the Company’s, historical statistics and peer bank information.

With respect to expected loss models, with the support of our specialists, we evaluated model design and re-performed the
calculation for a sample of models. We also tested the appropriateness of key inputs and assumptions used in these models by agreeing a sample of inputs to internal and external sources, including historical loss statistics.

Regarding management’s qualitative adjustments to the quantitative calculation, with support of our specialists, we evaluated the macroeconomic factors and emerging risks related to changes in the environment impacting specific industries within the corporate and retail portfolio segments. We also evaluated and tested internal and external data used in the qualitative adjustments by agreeing significant inputs and underlying data to internal and external sources, when available, that corroborated or contradicted management’s assumptions used in the qualitative adjustments.

We evaluated the overall ACL amount, including model estimates and qualitative adjustments to the quantitative calculation, and whether the ACL appropriately reflects expected credit losses on the loan portfolio. We reviewed peer-bank information, subsequent events and transactions including changes to the obligor ratings and other credit trends and considered whether they corroborate or contradict the Company’s measurement of the ACL.

Valuation of Certain Level 3 Financial Instruments

Description of the Matter
As described in Notes 1 and 27 to the consolidated financial statements, the Company carries various types of over-the-counter
derivatives (equity related contracts, interest rate contracts, foreign exchange contracts, and credit-related contracts) and long-term debt instruments with embedded derivatives measured at fair value. The Company carried JPY 134 billion, JPY 93 billion and JPY 794 billion of derivative assets, derivative liabilities and long-term debt with embedded derivatives measured at fair value as of March 31, 2022, respectively. These financial instruments are classified within Level 3 of the fair value hierarchy, which is defined as having unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Management utilizes internally developed valuation models and unobservable inputs to value certain level 3 financial instruments. The significant unobservable inputs used by management to value these financial instruments include correlation and volatility.

Auditing management’s valuation of certain level 3 financial instruments is challenging because the determination of certain valuation models and significant unobservable inputs requires significant judgment and effort in performing procedures related to valuing these instruments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s derivatives and long-term debt fair value measurement processes. The controls tested included, but were not limited to, controls over significant unobservable inputs in the fair value measurements and controls over the appropriateness of the valuation techniques utilized within the internally developed valuation models.

Our audit procedures included, among others, evaluating the valuation techniques used, testing certain significant unobservable inputs used, comparing the Company’s valuation inputs to independent, third-party market information, when available, and testing the mathematical accuracy of the Company’s valuation calculation. We involved our specialists to evaluate certain significant unobservable inputs, the sensitivity of the inputs and the valuation techniques utilized within the internally developed valuation models.

/s/ Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2006, and as its Japanese statutory auditor since 2000, which included the years we served as joint auditors.
Tokyo, Japan
July 1, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes and our report dated July 1, 2022 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
July 1, 2022

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2021 AND 2022

	2021	2022

	(in millions of yen)
Assets:
Cash and due from banks	1,600,555	2,290,377
Interest-bearing deposits in other banks	47,133,541	49,883,912
Call loans and funds sold	858,806	1,102,296
Receivables under resale agreements	11,623,438	12,751,085
Receivables under securities borrowing transactions	2,694,107	2,338,796
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,249,224 million in 2021 and ¥4,639,282 million in 2022)	26,753,109	24,652,067
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,416,772 million in 2021 and ¥1,120,839 million in 2022), net of allowance	27,853,035	31,673,890
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥97,949 million in 2021 and ¥1,019,391 million in 2022)	887,149	1,519,055
Equity securities	3,785,916	3,572,908
Other investments	515,346	582,388
Loans (Notes 4 and 5)	88,580,867	90,290,583
Allowance for credit losses on loans	(650,849)	(809,817)

Loans, net of allowance	87,930,018	89,480,766
Premises and equipment—net (Note 6)	1,811,458	1,704,067
Due from customers on acceptances	237,348	271,877
Accrued income	316,834	322,025
Goodwill (Note 7)	92,695	92,695
Intangible assets (Note 7)	56,121	47,939
Deferred tax assets	44,970	277,319
Other assets (Note 12)	7,457,028	8,987,242

Total assets	221,651,474	231,550,704

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2021	2022

	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	315	2,243
Interest-bearing deposits in other banks	46,143	71,573
Call loans and funds sold	269,030	162,578
Trading account assets	2,539,589	2,222,902
Investments	100,928	238,624
Loans, net of allowance	8,277,276	8,347,880
All other assets	540,124	529,178

Total assets	11,773,405	11,574,978

See the accompanying Notes to the Consolidated Financial Statements.

F-
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
MARCH 31, 2021 AND 2022

	2021	2022

	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:

Noninterest-bearing deposits	29,818,303	32,844,872
Interest-bearing deposits	92,037,375	91,425,213
Foreign:
Noninterest-bearing deposits	2,332,218	2,500,823
Interest-bearing deposits	26,822,708	30,407,376
Due to trust accounts	380,793	390,247
Call money and funds purchased	1,312,790	1,278,051
Payables under repurchase agreements (Note 29)	18,607,147	20,069,566
Payables under securities lending transactions (Note 29)	1,208,031	1,360,743
Other short-term borrowings (Note 11)	9,085,912	7,566,771
Trading account liabilities	10,877,538	14,859,383
Bank acceptances outstanding	237,348	271,877
Income taxes payable	56,665	62,697
Deferred tax liabilities	76,957	29,033
Accrued expenses	194,303	203,383
Long-term debt (including liabilities accounted for at fair value of ¥ 2,703,021 million in 2021, and ¥2,756,062 million in 2022) (Notes 11 and 27)	11,706,471	12,578,216
Other liabilities (Note 12)	7,208,758	6,260,222

Total liabilities	211,963,317	222,108,473

Commitments and contingencies (Note 23)

Equity:
MHFG shareholders’ equity:
Common stock (Note 14)—no par value, authorized 4,800,000,000 shares in 2021 and 2022, and issued 2,539,249,894 shares in 2021 and 2022	5,826,863	5,816,834
Retained earnings	2,967,385	2,665,608
Accumulated other comprehensive income (loss), net of tax (Note 16)	318,114	440,112
Less: Treasury stock, at cost—Common stock 3,889,782 shares in 2021, and 4,659,024 shares in 2022	(7,124)	(8,342)

Total MHFG shareholders’ equity	9,105,238	8,914,212
Noncontrolling interests	582,919	528,019

Total equity	9,688,157	9,442,231

Total liabilities and equity	221,651,474	231,550,704

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2021	2022

	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	73,630	51,752
Other short-term borrowings	36,546	53,668
Trading account liabilities	58,935	51,019
Long-term debt	593,719	1,024,067
All other liabilities	954,599	1,041,938

Total liabilities	1,717,429	2,222,444

See the accompanying Notes to the Consolidated Financial Statements.

F-
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

	2020	2021	2022

	(in millions of yen)

Interest and dividend income:

Loans, including fees	1,380,828	1,018,766	957,579
Investments:
Interest	89,749	55,482	63,050
Dividends	76,150	56,847	83,589
Trading account assets	221,983	236,620	245,146
Call loans and funds sold	5,434	2,186	1,377
Receivables under resale agreements and securities borrowing transactions	271,598	42,350	36,479
Deposits in other banks	105,430	44,305	56,721

Total interest and dividend income	2,151,172	1,456,556	1,443,941

Interest expense:
Deposits	615,785	160,315	76,292
Trading account liabilities	52,955	52,682	59,739
Call money and funds purchased	8,830	1,829	1,093
Payables under repurchase agreements and securities lending transactions	358,862	54,655	40,672
Other short-term borrowings	29,813	18,432	5,623
Long-term debt	205,136	180,026	190,713

Total interest expense	1,271,381	467,939	374,132

Net interest income	879,791	988,617	1,069,809
Provision (credit) for credit losses (Note 3 and 5)	156,200	112,776	214,408

Net interest income after provision (credit) for credit losses	723,591	875,841	855,401

Noninterest income (Note 25):
Fee and commission income	867,885	912,684	980,000
Foreign exchange gains (losses)—net ( Note 26)	44,345	89,267	91,611
Trading account gains (losses)—net (Note 26)	745,692	120,596	(491,947)
Investment gains (losses)—net:
Debt securities	31,032	(22,032)	(14,777)
Equity securities	(557,391)	850,567	(60,563)
Equity in earnings (losses) of equity method investees—net	34,012	31,027	34,587
Gains on disposal of premises and equipment	2,583	7,125	9,943
Other noninterest income	139,582	52,086	120,936

Total noninterest income	1,307,740	2,041,320	669,790

Noninterest expenses:
Salaries and employee benefits	677,332	685,692	669,474
General and administrative expenses	649,498	623,732	611,326
Occupancy expenses	214,851	206,470	201,987
Fee and commission expenses	194,010	190,489	203,957
Provision (credit) for credit losses on off-balance-sheet instruments	19,262	18,007	(14,819)
Other noninterest expenses	122,888	164,007	95,754

Total noninterest expenses	1,877,841	1,888,397	1,767,679

Income (loss) before income tax expense (benefit)	153,490	1,028,764	(242,488)
Income tax expense (benefit) (Note 19)	47,175	210,716	(141,017)

Net income (loss)	106,315	818,048	(101,471)
Less: Net income (loss) attributable to noncontrolling interests	(43,880)	236,283	3,251

Net income (loss) attributable to MHFG shareholders	150,195	581,765	(104,722)

Earnings per common share (Note 18):	(in yen)
Basic net income (loss) per common share	59.19	229.27	(41.28)

Diluted net income (loss) per common share	59.19	229.26	(41.28)

Dividends per share:
Common stock	75.00	75.00	80.00

See the accompanying Notes to the Consolidated Financial Statements.

F-
10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

	2020	2021	2022

	(in millions of yen)

Net income (loss) (Note)	106,315	818,048	(101,471)

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	(41,483)	11,534	(17,020)
Foreign currency translation adjustments, net of tax	(50,576)	22,695	185,298
Defined benefit plan adjustments, net of tax	(126,915)	328,066	(41,385)
Own credit risk adjustments, net of tax	46,919	(35,187)	(300)

Total other comprehensive income (loss), net of tax	(172,055)	327,108	126,593

Total comprehensive income (loss)	(65,740)	1,145,156	25,122
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(43,472)	235,784	7,846

Total comprehensive income (loss) attributable to MHFG shareholders	(22,268)	909,372	17,276

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

F-
11

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

	2020		2021		2022

	(in millions of yen)
Common stock:

Balance at beginning of fiscal year	5,829,657		5,827,500		5,826,863
Performance-based stock compensation program	(178)		(110)		(69)
Change in ownership interests in consolidated subsidiaries	(1,965)		(527)		(9,960)
Other	(14)		—		—

Balance at end of fiscal year	5,827,500		5,826,863		5,816,834

Retained earnings:
Balance at beginning of fiscal year, previously reported	2,740,545		2,700,774		2,967,385
Cumulative effect of change in accounting principles, net of tax	1,052	(2)	(124,636	) (3)	—
Balance at beginning of fiscal year, adjusted	2,741,597		2,576,138		2,967,385
Net income (loss) attributable to MHFG shareholders	150,195		581,765		(104,722)
Dividends declared	(190,406)		(190,418)		(196,746)
Other	(612)		(100)		(309)

Balance at end of fiscal year	2,700,774		2,967,385		2,665,608

Accumulated other comprehensive income (loss), net of tax (Note 16) (1) :
Balance at beginning of fiscal year, previously reported	164,021		(9,494)		318,114
Cumulative effect of change in accounting principles	(1,052	) (2)	—		—
Balance at beginning of fiscal year, adjusted	162,969		(9,494)		318,114
Change during year	(172,463)		327,608		121,998

Balance at end of fiscal year	(9,494)		318,114		440,112

Treasury stock, at cost:
Balance at beginning of fiscal year	(7,704)		(6,415)		(7,124)
Purchases of treasury stock	(1,908)		(2,545)		(2,870)
Disposal of treasury stock	3,197		1,836		1,652

Balance at end of fiscal year	(6,415)		(7,124)		(8,342)

Total MHFG shareholders’ equity	8,512,365		9,105,238		8,914,212

Noncontrolling interests:
Balance at beginning of fiscal year	774,974		663,259		582,919
Transactions between the MHFG Group and the noncontrolling interest shareholders	(52,521)		(300,371)		(44,651)
Dividends paid to noncontrolling interests	(15,722)		(15,753)		(18,095)
Net income (loss) attributable to noncontrolling interests	(43,880)		236,283		3,251
Other	408		(499)		4,595

Balance at end of fiscal year	663,259		582,919		528,019

Total equity	9,175,624		9,688,157		9,442,231

Notes:
(1)
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

(2)	These amounts resulted from the adoption of ASU No.2017-12, “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities.”
(3)
These amounts resulted from the adoption of ASU
No.2016-13,
“Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” and subsequent amendments. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details.

See the accompanying Notes to the Consolidated Financial Statements.

F-
12

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

	2020	2021	2022

	(in millions of yen)

Cash flows from operating activities:
Net income (loss)	106,315	818,048	(101,471)
Less: Net income (loss) attributable to noncontrolling interests	(43,880)	236,283	3,251

Net income (loss) attributable to MHFG shareholders	150,195	581,765	(104,722)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	243,724	231,677	228,397
Provision (credit) for credit losses	156,200	112,776	214,408
Investment losses (gains)—net	526,359	(828,535)	75,340
Equity in losses (earnings) of equity method investees—net	(34,012)	(31,027)	(34,587)
Foreign exchange losses (gains)—net	(139,900)	207,400	517,989
Deferred income tax expense (benefit)	(101,941)	50,701	(255,365)
Net change in trading account assets	(7,460,802)	1,567,897	2,386,304
Net change in trading account liabilities	2,599,090	(1,984,509)	3,634,056
Net change in loans held for sale	(60,189)	30,250	(126,804)
Net change in accrued income	14,060	8,052	4,680
Net change in accrued expenses	(24,345)	(72,850)	2,783
Other—net	90,489	595,159	(1,044,392)

Net cash provided by (used in) operating activities	(4,041,072)	468,756	5,498,087

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	21,153,866	28,041,466	36,330,397
Proceeds from sales of Equity securities (Note)	3,123,341	3,089,202	2,526,075
Proceeds from maturities of Available-for-sale securities	15,350,105	31,521,663	39,008,678
Proceeds from maturities of Held-to-maturity securities	731,686	116,060	178,955
Purchases of Available-for-sale securities	(37,445,206)	(69,491,642)	(80,478,884)
Purchases of Held-to-maturity securities	—	(134,660)	(714,794)
Purchases of Equity securities (Note)	(2,900,020)	(2,979,434)	(2,208,196)
Proceeds from sales of loans	1,729,513	1,847,102	2,046,573
Net change in loans	(7,512,885)	(1,502,445)	(1,397,302)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(5,812,860)	6,906,483	(147,806)
Proceeds from sales of premises and equipment	16,825	13,664	18,720
Purchases of premises and equipment	(243,022)	(211,495)	(136,238)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	1,068	218,259	50,699
Purchases of investments in subsidiaries (affecting the scope of consolidation)	—	(47,515)	(93,005)

Net cash used in investing activities	(11,807,589)	(2,613,292)	(5,016,128)

Cash flows from financing activities:
Net change in deposits	7,920,701	4,394,481	3,589,567
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	2,754,646	(962,754)	9,268
Net change in due to trust accounts	(62,610)	131,056	9,454
Net change in other short-term borrowings	2,936,677	4,085,165	(1,711,421)
Proceeds from issuance of long-term debt	2,303,803	2,568,730	3,004,293
Repayment of long-term debt	(3,273,353)	(1,511,050)	(2,715,054)
Proceeds from noncontrolling interests	131,795	236,868	101,755
Payments to noncontrolling interests	(148,673)	(37,928)	(80,493)
Proceeds from sales of treasury stock	1,517	854	874
Purchases of treasury stock	(1,441)	(1,849)	(1,927)
Purchases of treasury stock of subsidiaries	—	(5,414)	—
Dividends paid	(190,386)	(190,498)	(196,783)
Dividends paid to noncontrolling interests	(15,722)	(15,753)	(18,095)

Net cash provided by financing activities	12,356,954	8,691,908	1,991,438

Effect of exchange rate changes on cash and cash equivalents	(229,918)	235,610	966,796

Net increase (decrease) in cash and cash equivalents	(3,721,625)	6,782,982	3,440,193
Cash and cash equivalents at beginning of fiscal year	45,672,739	41,951,114	48,734,096

Cash and cash equivalents at end of fiscal year	41,951,114	48,734,096	52,174,289

See the accompanying Notes to the Consolidated Financial Statements.

F-
13

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2020, 2021 AND 2022

	2020	2021	2022

	(in millions of yen)
Supplemental disclosure of cash flow information:

Interest paid	1,321,358	497,422	274,530
Income taxes paid	97,630	216,996	164,408
Noncash investing activities:
Transfer of loans into loans held-for-sale	29,953	20,335	15,916

Note:	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
See the accompanying Notes to the Consolidated Financial Statements.

F-
14

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
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of pandemics, such as
COVID-19
and geopolitical unrest such as the situation in Russia and Ukraine, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.

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
Loans are considered nonaccrual when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is nonaccrual include delinquency status and the ability of the debtor to make payments of the principal and interest when due. Nonaccrual loans include loans past due for 90 days or more and restructured loans that meet the definition of a troubled debt restructuring (“TDR”) in accordance with ASC 310, “Receivables” (“ASC 310”). The majority of nonaccrual loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.

F-1
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2020, the Coronavirus, Aid, Relief, and Economic Security Act (“the CARES Act”) was approved. The CARES Act and U.S. banking agencies had among other items, provided optional, temporary relief related to accounting for certain TDRs. The temporary TDR relief was available to banks for loan modifications related to obligors who were adversely impacted by
COVID-19.
The TDR relief provision expired on January 1, 2022. The MHFG Group has not elected any of the temporary TDR relief or any of the other provisions provided by the CARES Act and U.S. banking agencies.
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
Financial instruments—current expected credit losses (“CECL”)
The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected life and consider expected future changes in macroeconomic conditions. ASC 326 replaced the incurred loss impairment methodology in prior U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. This ASC requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. This ASC also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reversed through interest income was not significant for the
fiscal
years ended March 31, 2021 and 2022. The following note and Note 3 “Investments,” Note 4 “Loans” and Note 5 “Allowance for credit losses on loans” provide further information about the impact that the adoption of ASC 326 had on the MHFG Group.
Allowance and provision (credit) for credit losses on loans
Effective April 1, 2020, the allowance for credit losses on loans is established for current expected credit losses on the MHFG Group’s loan portfolio in accordance with ASC 326. Additionally, as of April 1, 2020, the Group

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

did not elect the fair value option for financial assets measured at amortized cost basis. Prior to April 1, 2020, the allowance for credit losses on loans was established based on an incurred loss model in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”).
The MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income in each reporting period. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, the Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, the Group separately monitors the credit quality of each obligor without using time-based triggers.
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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for the Group’s business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2021 and 2022, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
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
The MHFG Group divides its overall portfolio into domestic and foreign portfolios and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
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
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of
COVID-19
pandemic and the
Russia-Ukraine
situation into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.

F-
21

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In terms of the Russia-Ukraine situation, considering the country risk arising from the sanctions against Russia and the downgrading of their credit rating, as well as the risk of deterioration in the global economy due to inflation caused by soaring energy prices and the acceleration of supply chain disruptions caused by the withdrawal of operations from Russia, the MHFG Group incorporated an estimate of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.
Allowance and provision (credit) for credit losses on
off-balance-sheet
instruments
The MHFG Group maintains an allowance for credit losses on
off-balance-sheet
instruments, such as guarantees and standby letters of credit in the same manner as the allowance for credit losses on loans. The Group similarly assesses the expected loss amounts for commitments to invest in securities and commitments to extend credit, considering the probability of drawdowns. The allowance is recorded in Other liabilities. Net changes in the allowance for credit losses on off-balance-sheet
instruments are accounted for in Provision (credit) for credit losses on off-balance-sheet
instruments in the consolidated statements of income.
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
Stock-based compensation
MHFG, MHBK, MHTB and MHSC have a responsibility-based stock compensation program for Directors (“Stock Compensation I”) and a performance-based stock compensation program for Directors (“Stock Compensation II”). MHFG and certain consolidated subsidiaries introduced both responsibility-based and performance-based stock compensation program for Operating Officers (“Stock Benefit”) in July 2021. For these programs, the stock-based compensation cost is determined based on the fair value of MHFG’s common stock as of grant date. The liability related to the cash-based compensation cost is remeasured at each reporting date based on the fair value of MHFG’s common stock. For Stock Compensation I, as the program is effectively vested on the grant date, the stock-based compensation cost is recognized on the grant date. For Stock Compensation II, the stock-based compensation costs are recognized evenly over the graded-vesting period, which is three years. For Stock Benefit, the stock-based compensation costs are recognized evenly over the vesting period, which is one year.
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
Fair Value Measurements
The MHFG Group carries certain of its financial assets and liabilities at fair value on a recurring basis. These financial assets and liabilities are primarily composed of trading account assets, trading account liabilities, available-for-sale
securities and equity securities. In addition, the Group measures certain financial assets and liabilities, at fair value on a non-recurring
basis. Those assets and liabilities primarily include items that are measured at the lower of cost or fair value such as loans held for sale, and items that were initially measured at cost and have been written down to fair value due to impairments, such as loans and equity securities without readily determinable fair values.
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
Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions mainly include fees earned from the execution of customer transactions and sales commissions of stocks, bonds and investment trusts. Brokerage fees and commissions are recognized at the point in time on transaction date. Asset-based revenues mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts. The amounts of asset-based revenues are calculated based on customer’s net asset value and recognized over time in the period when the related service is provided.
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
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees. Fees for fiduciary asset management and administration services for corporate pension plans and investment funds are recognized at the point on creation of the trust or completion date specified in the contract, or over time in the period when the related service is provided. Other trust-related fees mainly include brokerage commissions of real estate property, sales commissions of beneficial interest in real estate trust, consulting fees of real estate property and charges for stock transfer agent services. These fees are mainly earned on a transaction basis and recognized at the point in time when the related service is provided or over time in the period when the related service is provided.
Agency business fees mainly include administration service fees related to the MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services related to stocks and others. These fees are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.
Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development. Sales commissions from life insurance sales are received from insurance companies in return for selling insurance products and recognized when the insurance product is sold to customers. Service charges for electronic banking are mainly monthly basic usage fees and recognized over the related transaction period. Financial advisory fees are received as consideration for services supporting market research and business strategy planning, which are recognized over time in the period when the related advisory service based on the contract is rendered. Service charges for software development are recognized over time according to the progress of the development.
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
Earnings per common share
Basic earnings per common share are computed by dividing net income (loss) attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted

F-2
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

earnings per common share reflect all dilutive potential common shares such as stock options and the common shares of MHFG under the stock compensation programs. See Note 18 “Earnings per common share” for the computation of basic and diluted earnings per common share.
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
No.2021-01”).
The ASU clarifies that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivatives that are affected by the transition. ASU
No.2020-04
is effective as of March 12, 2020 through December 31, 2022. ASU
No.2021-01
is effective as of January 7, 2021 through December 31, 2022. The MHFG Group has elected the practical expedient for modifications of contracts. The practical expedient provides an election to account for certain contract amendments related to reference rate reform without the requirement to assess the significance of the modifications. The main reason for applying the practical expedient is to ease the administrative burden of accounting for contracts impacted by reference rate reform. This election has not had, and is expected to not have, a material impact on the Group’s consolidated results of operations or financial condition.
Accounting pronouncements issued but not yet effective as of March 31, 2022
In March 2022, the FASB issued ASU
No.2022-02,
“Financial Instruments—Credit Losses (Topic 326)—Troubled Debt Restructurings and Vintage Disclosures” (“ASU
No.2022-02”).
The amendments in this update eliminate the accounting guidance for TDRs by creditors in Subtopic
310-40,
Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in paragraphs
310-20-35-9
through
35-11
to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments in this update also require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Topic 326. The MHFG Group expects to adopt ASU No.2022-02 on April 1, 2023. The Group does not expect that the adoption of ASU
No.2022-02
will have a material impact on its consolidated results of operations or financial condition, and on disclosures in its consolidated financial statements.

F-
2
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2021 and 2022 are as follows:

	Amortized cost (4)(5)	Gross unrealized gains	Gross unrealized losses	Fair value

	( in millions of yen )
2021

Available-for-sale securities:
Debt securities:

Japanese government bonds	20,953,200	1,945	34,562	20,920,583
Japanese local government bonds	463,673	544	658	463,559
U.S. Treasury bonds and federal agency securities	906,499	4,440	46	910,893
Other foreign government bonds	1,505,770	1,975	209	1,507,536
Agency mortgage-backed securities (1)	512,720	8,746	687	520,779
Residential mortgage-backed securities	70,111	761	188	70,684
Commercial mortgage-backed securities	709,938	6,196	39	716,095
Japanese corporate bonds and other debt securities	1,897,117	10,537	3,574	1,904,080
Foreign corporate bonds and other debt securities (2)	837,675	2,577	1,426	838,826

Total	27,856,703	37,721	41,389	27,853,035

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,959	9,555	—	489,514
Agency mortgage-backed securities (3)	407,190	10,178	3,273	414,095

Total	887,149	19,733	3,273	903,609

	Amortized cost (4)(5)	Gross unrealized gains	Gross unrealized losses	Fair value

	( in millions of yen )
2022
Available-for-sale securities:
Debt securities:
Japanese government bonds	25,191,315	5,794	38,379	25,158,730
Japanese local government bonds	421,557	254	2,165	419,646
U.S. Treasury bonds and federal agency securities	381,653	—	8,444	373,209
Other foreign government bonds	1,338,295	220	2,578	1,335,937
Agency mortgage-backed securities (1)	452,830	1,695	3,985	450,540
Residential mortgage-backed securities	58,246	194	312	58,128
Commercial mortgage-backed securities	848,568	5,437	214	853,791
Japanese corporate bonds and other debt securities	2,222,670	14,212	1,705	2,235,177
Foreign corporate bonds and other debt securities (2)	787,263	2,490	1,021	788,732

Total	31,702,397	30,296	58,803	31,673,890

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,980	5,101	—	485,081
Agency mortgage-backed securities (3)	1,039,075	24	58,604	980,495

Total	1,519,055	5,125	58,604	1,465,576

F-2
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥520,746 million and ¥33 million, respectively, at March 31, 2021, and ¥450,507 million and ¥33 million, respectively, at March 31, 2022. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥275,661 million at March 31, 2021, and ¥247,762 million at March 31, 2022.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.
(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities were ¥13,617 million at March 31, 2021, and ¥34,326 million at March 31, 2022.
(5)	Accrued interest receivables are excluded from amortized cost, of which the amount were ¥10,379 million at March 31, 202 1 , and ¥4,702 million at March 31, 2022 and included in Accrued income.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2022 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:

Japanese government bonds	19,242,514	4,160,143	1,681,312	107,346	25,191,315
Japanese local government bonds	27,258	220,168	166,619	7,512	421,557
U.S. Treasury bonds and federal agency securities	82,287	299,366	—	—	381,653
Other foreign government bonds	1,066,461	269,579	1,129	1,126	1,338,295
Agency mortgage-backed securities	—	—	—	452,830	452,830
Residential mortgage-backed securities	—	—	—	58,246	58,246
Commercial mortgage-backed securities	30,000	444,413	374,155	—	848,568
Japanese corporate bonds and other debt securities	154,142	1,275,410	277,228	515,890	2,222,670
Foreign corporate bonds and other debt securities	452,173	186,434	130,201	18,455	787,263

Total	21,054,835	6,855,513	2,630,644	1,161,405	31,702,397

Held-to-maturity securities:
Debt securities:
Japanese government bonds	100,023	379,957	—	—	479,980
Agency mortgage-backed securities	—	—	—	1,039,075	1,039,075

Total	100,023	379,957	—	1,039,075	1,519,055

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen )
Available-for-sale securities:
Debt securities:
Japanese government bonds	19,241,161	4,151,094	1,663,395	103,080	25,158,730
Japanese local government bonds	27,279	219,972	164,987	7,408	419,646
U.S. Treasury bonds and federal agency securities	81,742	291,467	—	—	373,209
Other foreign government bonds	1,065,814	267,868	1,129	1,126	1,335,937
Agency mortgage-backed securities	—	—	—	450,540	450,540
Residential mortgage-backed securities	—	—	—	58,128	58,128
Commercial mortgage-backed securities	30,004	446,606	377,181	—	853,791
Japanese corporate bonds and other debt securities	154,196	1,276,212	278,697	526,072	2,235,177
Foreign corporate bonds and other debt securities	451,918	186,739	130,548	19,527	788,732

Total	21,052,114	6,839,958	2,615,937	1,165,881	31,673,890

Held-to-maturity securities:
Debt securities:
Japanese government bonds	100,650	384,431	—	—	485,081
Agency mortgage-backed securities	—	—	—	980,495	980,495

Total	100,650	384,431	—	980,495	1,465,576

F-
30

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit losses
The MHFG Group recognized no material allowance for credit loss on available-for-sale
securities at April 1, 2020, which increased to ¥14 billion on March 31, 2021. The increase was due mainly to an increase of credit losses for certain Japanese corporate bonds and other debt securities. The MHFG Group allowance for credit losses on available-for-sale
securities on March 31, 2022 was ¥34 billion,
a
n
increase
of ¥20 billion compared to ¥14
billion on April 1, 2021. The increase was due mainly to a
n
increase of credit losses for certain Japanese corporate bonds and other debt securities, not due to the reduction or sale of securities during the period. Allowance for credit losses on held-to-maturity securities on April 1 and March 31, 2021 and April 1 and March 31, 2022 were zero because
held-to-maturity
securities consist of Japanese government bond and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses.

Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2021 and 2022:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2021
Available-for-sale securities:
Debt securities:
Japanese government bonds	9,998,772	1,924	4,058,718	32,638	14,057,490	34,562
Japanese local government bonds	125,058	323	130,384	335	255,442	658
U.S. Treasury bonds and federal agency securities	38,625	46	—	—	38,625	46
Other foreign government bonds	576,415	209	—	—	576,415	209
Agency mortgage-backed securities (Note)	70,088	120	36,989	567	107,077	687
Residential mortgage-backed securities	9,270	52	11,435	136	20,705	188
Commercial mortgage-backed securities	12,530	6	10,351	33	22,881	39
Japanese corporate bonds and other debt securities	278,698	953	843,026	2,621	1,121,724	3,574
Foreign corporate bonds and other debt securities	233,405	1,426	—	—	233,405	1,426

Total	11,342,861	5,059	5,090,903	36,330	16,433,764	41,389

2022
Available-for-sale securities:
Debt securities:
Japanese government bonds	19,407,878	11,377	1,565,950	27,002	20,973,828	38,379
Japanese local government bonds	229,562	1,277	136,733	888	366,295	2,165
U.S. Treasury bonds and federal agency securities	321,073	7,209	41,555	1,235	362,628	8,444
Other foreign government bonds	729,134	2,178	71,647	400	800,781	2,578
Agency mortgage-backed securities (Note)	183,150	2,326	78,717	1,659	261,867	3,985
Residential mortgage-backed securities	9,221	11	17,193	301	26,414	312
Commercial mortgage-backed securities	58,815	185	13,939	29	72,754	214
Japanese corporate bonds and other debt securities	605,067	1,516	53,020	189	658,087	1,705
Foreign corporate bonds and other debt securities	302,569	692	53,338	329	355,907	1,021

Total	21,846,469	26,771	2,032,092	32,032	23,878,561	58,803

F-
31

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥107,077 million at March 31, 2021, and ¥261,867 million at March 31, 2022. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

At March 31, 2022, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the fiscal years ended March 31, 2020, 2021 and 2022. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2020, 2021 and 2022” for the proceeds from sales of investments.

	2020	2021	2022
	(in millions of yen)
Gross realized gains	41,903	3,309	12,540
Gross realized losses	(13,398)	(24,407)	(40,077)

Net realized gains (losses) on sales of available-for-sale securities	28,505	(21,098)	(27,537)

Equity securities
Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities which are measured based on the net asset value per share (or its equivalent) consist of private equity and real estate funds. Equity securities without readily determinable fair values include non-marketable
stock including preferred stock issued by equity method investees.
F-
32

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022
	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	(557,391)	850,567	(60,563)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	1,710	82,969	17,000

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	(559,101)	767,598	(77,563)

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2020, 2021 and 2022:

	2020	2021	2022
	(in millions of yen)
Carrying amounts at the end of the period	419,775	186,146	207,407
Downward adjustments and impairments	2,435	5,087	6,519
Upward adjustments	9,128	9,216	11,623
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	2020	2021	2022
	(in millions of yen)
Downward adjustments and impairments	1,272	3,084	2,626
Upward adjustments	6,928	404	2,459
The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument
basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the MHFG Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When the observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.

F-
33

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other investments
The following table summarizes the composition of Other investments at March 31, 2021 and 2022:

	2021	2022
	(in millions of yen)
Equity method investments	460,025	519,552
Investments held by consolidated investment companies and other	55,321	62,836

Total	515,346	582,388

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥229,156 million and ¥255,336 million, at March 31, 2021 and 2022, respectively. The aggregate market values of these marketable equity securities were ¥424,267 million and ¥456,195 million, respectively. The majority of aggregate market values of these marketable equity securities include Orient Corporation, the Chiba Kogyo Bank, Ltd., Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the MHFG Group’s proportionate share of the total outstanding common stock w ere
49.00%,
 16.89%, 15.00% and 23.49%, respectively, as of March 31, 2022. In addition, equity method investments include non-marketable
equity securities such as Matthews International Capital Management, LLC and Custody Bank of Japan, Ltd. of which the MHFG Group’s proportionate share of the total outstanding common stock w ere
18.21% and 27.00%, respectively, as of March 31, 2022.
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

F-
34

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued interest receivables was ¥77,764 million and
¥80,959
million at March 31, 2021 and 2022, respectively and included in Accrued income.
The Group does not believe that its exposure to any particular geographic area and business sector results in a significant concentration of credit risk.

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB, and equivalent obligor ratings are determined for the other subsidiaries:

Obligor category (1) (2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.

F
-3
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below pres
e
nts credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2021 and 2022:

	Term loans by origination year
	2020	2019	2018	2017	2016	Prior to 2016	Revolving Loans	Total

	(in millions of yen)
2021

Domestic:
Corporate:
Large companies:
Normal obligors	14,351,596	6,173,182	6,884,219	2,384,565	2,105,541	2,256,613	6,819,851	40,975,567
Watch obligors excluding special attention obligors	151,406	86,390	86,199	61,785	40,907	35,681	128,363	590,731
Nonaccrual loans	219,111	196,945	38,490	129,066	28,650	9,547	194,607	816,416
Small and medium-sized companies:
Normal obligors	633,438	463,744	397,656	224,791	205,687	502,707	518,612	2,946,635
Watch obligors excluding special attention obligors	62,300	24,245	30,007	13,547	13,536	24,430	29,041	197,106
Nonaccrual loans	78,238	10,794	7,341	5,168	3,154	8,852	28,853	142,400
Retail:
Housing Loan:
Normal obligors	785,194	588,599	588,535	600,179	741,969	4,599,546	—	7,904,022
Watch obligors excluding special attention obligors	2,041	1,075	1,566	1,343	2,127	39,046	—	47,198
Nonaccrual loans	20,706	2,268	1,399	1,421	1,640	35,135	—	62,569
Others:
Normal obligors	431,277	154,675	127,379	88,649	85,042	317,237	526,703	1,730,962
Watch obligors excluding special attention obligors	50,212	14,288	10,450	5,888	3,713	5,796	10,545	100,892
Nonaccrual loans	32,594	2,086	1,145	901	837	8,780	12,557	58,900
Sovereign:
Normal obligors	1,466,468	80,260	128,702	71,943	75,389	389,777	12,615	2,225,154
Watch obligors excluding special attention obligors	4,312	3,594	2,164	635	31	—	—	10,736
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions :
Normal obligors	51,874	135,135	241,418	24,097	84,244	60,281	162,622	759,671
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	18,340,767	7,937,280	8,546,670	3,613,978	3,392,467	8,293,428	8,444,369	58,568,959

Foreign:
Corporate (4) :
Normal obligors	12,813,813	4,614,310	2,558,432	922,526	655,823	1,143,658	4,501,155	27,209,717
Watch obligors excluding special attention obligors	196,054	36,915	72,529	54,514	894	25,009	127,553	513,468
Nonaccrual loans	61,657	29,657	12,547	3,034	4,417	17,394	14,580	143,286
Retail:
Normal obligors	2,100	2,342	1,468	1,034	1,074	1,401	18	9,437
Watch obligors excluding special attention obligors	—	—	—	14	—	13	—	27
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	96,177	78,727	26,569	157,256	—	4,474	69,320	432,523
Watch obligors excluding special attention obligors	—	—	—	—	—	20,118	—	20,118
Nonaccrual loans	—	710	—	—	—	—	—	710
Banks and other financial institutions :
Normal obligors	1,030,080	317,635	275,695	18,272	1,497	3,105	25,145	1,671,429
Watch obligors excluding special attention obligors	6,341	—	78	—	4,774	—	—	11,193
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	14,206,222	5,080,296	2,947,318	1,156,650	668,479	1,215,172	4,737,771	30,011,908

Total	32,546,989	13,017,576	11,493,988	4,770,628	4,060,946	9,508,600	13,182,140	88,580,867

F-3
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Term loans by origination year
	2021	2020	2019	2018	2017	Prior to 2017	Revolving Loans	Total

	(in millions of yen)
2022

Domestic:
Corporate:
Large companies:
Normal obligors	12,236,438	6,640,211	5,049,408	4,535,083	1,678,591	3,378,926	7,155,041	40,673,698
Watch obligors excluding special attention obligors	145,167	69,404	71,937	66,122	40,205	50,499	127,319	570,653
Nonaccrual loans	60,525	100,975	201,375	44,919	135,777	77,602	178,416	799,589
Small and medium-sized companies:
Normal obligors	540,315	396,611	376,056	283,061	170,952	494,420	547,726	2,809,141
Watch obligors excluding special attention obligors	44,488	31,196	29,597	31,919	12,231	32,511	25,277	207,219
Nonaccrual loans	17,866	20,110	14,434	10,817	7,081	38,171	32,081	140,560
Retail:
Housing Loan:
Normal obligors	798,354	544,246	518,662	526,828	543,893	4,752,430	—	7,684,413
Watch obligors excluding special attention obligors	1,512	1,485	1,510	1,939	1,226	40,243	—	47,915
Nonaccrual loans	12,510	3,132	802	1,180	970	30,598	—	49,192
Others:
Normal obligors	195,545	277,015	111,702	90,880	60,919	315,375	497,173	1,548,609
Watch obligors excluding special attention obligors	23,586	34,974	10,177	7,995	4,122	6,388	9,491	96,733
Nonaccrual loans	6,932	7,862	3,157	4,253	4,076	22,951	12,602	61,833
Sovereign:
Normal obligors	938,534	105,966	89,385	108,664	54,580	351,876	1,864	1,650,869
Watch obligors excluding special attention obligors	3,933	4,205	859	366	113	—	—	9,476
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions :
Normal obligors	45,825	23,757	131,932	211,445	3	143,717	125,078	681,757
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total dom e stic	15,071,530	8,261,149	6,610,993	5,925,471	2,714,739	9,735,707	8,712,068	57,031,657

Foreign:
Corporate (4) :
Normal obligors	14,087,409	3,571,416	3,236,191	1,392,231	550,082	1,228,924	5,906,045	29,972,298
Watch obligors excluding special attention obligors	316,387	179,555	73,656	55,876	28,325	25,384	122,410	801,593
Nonaccrual loans	35,801	1,622	13,743	17,181	14,743	22,639	9,745	115,474
Retail:
Normal obligors	2,403	1,774	1,858	1,013	532	3,089	15	10,684
Watch obligors excluding special attention obligors	—	—	37	—	—	13	—	50
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	278,373	6,856	33,225	15,194	174,298	3,079	74,923	585,948
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	643	—	—	—	—	643
Banks and other financial institutions :
Normal obligors	1,003,709	254,232	150,505	224,571	12,041	709	120,088	1,765,855
Watch obligors excluding special attention obligors	5,544	—	—	—	—	—	—	5,544
Nonaccrual loans	837	—	—	—	—	—	—	837

Total foreign	15,730,463	4,015,455	3,509,858	1,706,066	780,021	1,283,837	6,233,226	33,258,926

Tota l	30,801,993	12,276,604	10,120,851	7,631,537	3,494,760	11,019,544	14,945,294	90,290,583

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

(3)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2021 and 2022.
(4)
Corporate of foreign includes ¥221,908 million and ¥216,463

million of lease receivables that are receivables arising from direct financing leasing for the fiscal years ended March 31, 2021 and 2022, respectively.

Nonaccrual loans
The MHFG Group considers loans to be nonaccrual when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The table below presents nonaccrual loans information at March 31, 2021 and 2022:

	Amortized cost			Interest income recognized
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans

	(in millions of yen)
2021

Domestic:
Corporate:
Large companies	800,329	16,087	816,416	13,050
Small and medium-sized companies	121,031	21,369	142,400	1,759
Retail:
Housing Loan	37,006	25,563	62,569	1,073
Others	37,884	21,016	58,900	806

Total domestic	996,250	84,035	1,080,285	16,688

Foreign:
Total foreign	117,300	26,696	143,996	2,422

Total	1,113,550	110,731	1,224,281	19,110

2022

Domestic:
Corporate:
Large companies	783,305	16,284	799,589	9,426
Small and medium-sized companies	121,598	18,962	140,560	1,700
Retail:
Housing Loan	26,812	22,380	49,192	946
Others	40,155	21,678	61,833	819

Total domestic	971,870	79,304	1,051,174	12,891

Foreign:
Total foreign	110,284	6,670	116,954	1,469

Total	1,082,154	85,974	1,168,128	14,360

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

The remaining balance of nonaccrual loans that have been partially charged off, was ¥20,197 million and ¥13,046 million as of March 31, 2021 and 2022, respectively.
Troubled debt restructurings
The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the fiscal years ended March 31, 2021 and 2022:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs

	(in millions of yen)
2021
Domestic:
Corpora t e:
Large companies	—	160	597,281
Small and medium-sized companies	—	—	120,798
Retail:
Housing Loan	—	—	21,548
Others	—	—	20,604
Banks and other financial institutions	—	—	3,200

Total domestic	—	160	763,431

Foreign:
Total foreign	2,614	4,385	163,149

Total	2,614	4,545	926,580

2022
Domestic:
Corporate:
Large companies	5,849	22,757	612,569
Small and medium-sized companies	—	—	125,103
Retail:
Housing Loan	—	—	7,897
Others	—	—	21,749

Total domestic	5,849	22,757	767,318

Foreign:
Total foreign	—	—	62,651

Total	5,849	22,757	829,969

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of total foreign consist of corporate.
Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2021 and 2022 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2021	2022

	(in millions of yen)
Domestic:
Corporate:

Large companies	10,590	7,831
Small and medium-sized companies	5,603	2,777
Retail:
Housing Loan	810	938
Others	2,133	1,000

Total domestic	19,136	12,546

Foreign:
Total foreign	47,239	14,126

Total	66,375	26,672

F-
40

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2021 and 2022:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in millions of yen)
2021
Domestic:
Corporate:
Large companies	1,275	4,607	27,387	33,269	42,349,445	42,382,714
Small and medium-sized companies	1,386	—	9,185	10,571	3,275,570	3,286,141
Retail:
Housing Loan	9,776	7,102	21,257	38,135	7,975,654	8,013,789
Others	5,165	1,123	12,012	18,300	1,872,454	1,890,754
Sovereign	—	—	—	—	2,235,890	2,235,890
Banks and other financial institutions	—	—	—	—	759,671	759,671

Total domestic	17,602	12,832	69,841	100,275	58,468,684	58,568,959

Foreign:
Total foreign	—	7,477	30,795	38,272	29,973,636	30,011,908

Total	17,602	20,309	100,636	138,547	88,442,320	88,580,867

2022
Domestic:
Corporate:
Large companies	323	291	27,275	27,889	42,016,051	42,043,940
Small and medium-sized companies	693	641	10,370	11,704	3,145,216	3,156,920
Retail:
Housing Loan	15,181	8,326	16,548	40,055	7,741,465	7,781,520
Others	4,454	1,068	11,009	16,531	1,690,644	1,707,175
Sovereign	—	—	—	—	1,660,345	1,660,345
Banks and other financial institutions	—	—	—	—	681,757	681,757

Total domestic	20,651	10,326	65,202	96,179	56,935,478	57,031,657

Foreign:
Total foreign	—	—	28,816	28,816	33,230,110	33,258,926

Total	20,651	10,326	94,018	124,995	90,165,588	90,290,583

Note: The majority of total foreign consist of corporate.
Collateral Dependent Loans
The MHFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of March 31, 2022, collateral relating to these loans was primarily comprised of real estate. There were no significant changes in the extent to which collateral secures these loans during this fiscal year and no significant concentration of collateral against any portfolio segment.
Net losses on sales of loans were ¥
1,036 million, ¥
8,172 million and ¥3,080
 million for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. These net losses include unrealized gains and losses on loans held for sale, representing the adjustments to the lower of cost or fair value at the end of each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

F-
41

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the fiscal years ended March 31, 2020, 2021 and 2022 are shown below:

	Corporate	Retail	Total

	(in millions of yen)
2020
Balance at beginning of fiscal year	277,955	29,246	307,201

Provision (credit) for credit losses on loans	149,915	6,285	156,200

Charge-offs	(35,021)	(9,337)	(44,358)
Recoveries	26,338	1,578	27,916

Net charge-offs	(8,683)	(7,759)	(16,442)

Others (Note)	(6,161)	57	(6,104)

Balance at end of fiscal year	413,026	27,829	440,855

2021
Balance at beginning of fiscal year	413,026	27,829	440,855

April 1, 2020 adoption of CECL	77,514	78,241	155,755

Adjusted Balance at beginning of period	490,540	106,070	596,610

Provision (credit) for credit losses on loans	124,086	(11,310)	112,776

Charge-offs	(72,212)	(6,589)	(78,801)
Recoveries	13,047	888	13,935

Net charge-offs	(59,165)	(5,701)	(64,866)

Others (Note)	7,009	(680)	6,329

Balance at end of fiscal year	562,470	88,379	650,849

2022
Balance at beginning of fiscal year	562,470	88,379	650,849

Provision (credit) for credit losses on loans	194,022	(6,423)	187,599

Charge-offs	(55,662)	(4,178)	(59,840)
Recoveries	17,912	842	18,754

Net charge-offs	(37,750)	(3,336)	(41,086)

Others (Note)	12,500	(45)	12,455

Balance at end of fiscal year	731,242	78,575	809,817

Note:	Others includes primarily foreign exchange translation.

F-
42

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment
Premises and equipment at March 31, 2021 and 2022 consist of the following:

	2021	2022

	(in millions of yen)
Land	569,337	571,837
Buildings	737,144	737,440
Equipment and furniture	414,201	373,825
Leasehold improvements	222,296	208,820
Construction in progress	23,441	21,737
Software	1,372,364	1,373,035

Total	3,338,783	3,286,694
Less: Accumulated depreciation and amortization	1,527,325	1,582,627

Premises and equipment—net	1,811,458	1,704,067

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2020, 2021 and 2022 was ¥234,457 million, ¥223,164 million and ¥220,436 million, respectively.
Depreciation and amortization expense related to software was reported in General and administrative expenses, and all other depreciation and amortization expense was reported in Occupancy expenses.
The MHFG Group recognized impairment losses of ¥13,490 million on premises and equipment for the fiscal year ended March 31, 2020, of which ¥6,813 million was recorded in General and administrative expenses and ¥6,677 million was recorded in Occupancy expenses. Such losses included ¥6,774 million of impairment losses related mainly to entity-wide software that is
no longer to be used. In addition, ¥5,587 million of impairment losses were recognized on real estate used mainly for
the entity-wide assets and certain branches in Retail & Business Banking Company. Th
i
s real estate
is
either no longer being used or the carrying amount
is
not recoverable.
The MHFG Group recognized impairment losses of ¥7,101 million on premises and equipment for the fiscal year ended March 31, 2021, of which ¥3,872 million was recorded in General and administrative expenses and ¥3,229 million was recorded in Occupancy expenses. Such losses included ¥3,397 million of impairment losses related mainly to entity-wide software that is
no longer to be used. In addition, ¥2,275 million of impairment losses were recognized on real estate used mainly for
certain branches in Global Corporate Company or Retail & Business Banking Company. Th
i
s real estate
is
either no longer being used or the carrying amount
is
not recoverable.
The MHFG Group recognized impairment losses of ¥13,500 million on premises and equipment for the fiscal year ended March 31, 2022, of which ¥433 million was recorded in General and administrative expenses and ¥13,067 million was recorded in Occupancy expenses. Such losses included ¥12,976 million of impairment losses related mainly to real estate used for the entity-wide assets. Th
i
s real estate is either no longer being used or the carrying amount is
not recoverable.

F-
43

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and intangible assets
Goodwill
The changes in Goodwill during the fiscal years ended March 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022

	(in millions of yen)
Balance at beginning of fiscal year	95,151	92,997	92,695
Impairment losses recognized	(2,155)	(302)	—
Foreign exchange translation	1	—	—
Balance at end of fiscal year	92,997	92,695	92,695

Gross amount of goodwill (Note)	169,313	167,552	161,993
Accumulated impairment losses	76,316	74,857	69,298

Note:	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 31 “Business segment information.”
Intangible assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2021 and 2022:

	2021			2022
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

	(in millions of yen)
Intangible assets subject to amortization:

Customer relationships (Note)	126,979	79,362	47,617	126,979	87,277	39,702
Other	1,429	1,234	195	1,468	1,237	231

Total	128,408	80,596	47,812	128,447	88,514	39,933

Intangible assets not subject to amortization:
Total	8,309	—	8,309	8,006	—	8,006

Total	136,717	80,596	56,121	136,453	88,514	47,939

Note:
Customer relationships were acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2020, 2021 and 2022, the MHFG Group recognized ¥9,267 million, ¥8,513 million and ¥7,961 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.

F-
44

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2023	7,174
2024	6,660
2025	6,149
2026	5,645
2027	5,138
8. Pledged assets and collateral
The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2021 and 2022:

	2021	2022

	(in billions of yen)
Interest-bearing deposits in other banks	71	75
Trading account assets	7,424	5,426
Investments	5,573	8,091
Loans	10,417	9,056
Other assets	2,291	3,023

Total	25,776	25,671

The associated liabilities collateralized by the above assets at March 31, 2021 and 2022 are summarized below:

	2021	2022

	(in billions of yen)
Deposits	764	910
Payables under repurchase agreements	6,334	5,864
Payables under securities lending transactions	1,185	645
Other short-term borrowings	6,272	5,113
Long-term debt	192	542

Total	14,747	13,074

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. These amounts are deemed to be restricted cash. At March 31, 2021 and 2022, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥46,346 billion and ¥48,897 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,617 billion and ¥1,678 billion at March 31, 2021 and 2022, respectively.
At March 31, 2021 and 2022, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥13,882 billion and ¥16,632 billion, respectively, of which ¥12,583 billion and ¥14,865 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or

F-4
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities borrowing
agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales. This collateral received isn’t recognized on balance sheet.
9. Deposits
The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2022 are shown in the following table:

	Time deposits	Certificates of deposit	Total

	(in millions of yen)
Domestic offices:
Due in one year or less	15,082,821	10,224,412	25,307,233
Due after one year through two years	1,374,855	222,560	1,597,415
Due after two years through three years	1,106,825	—	1,106,825
Due after three years through four years	306,455	500	306,955
Due after four years through five years	281,141	—	281,141
Due after five years	188,260	—	188,260

Total	18,340,357	10,447,472	28,787,829

Foreign offices:
Due in one year or less	18,439,713	6,065,429	24,505,142
Due after one year through two years	18,847	78,816	97,663
Due after two years through three years	25,388	277,214	302,602
Due after three years through four years	19,581	—	19,581
Due after four years through five years	1,359	—	1,359
Due after five years	—	—	—

Total	18,504,888	6,421,459	24,926,347

Total	36,845,245	16,868,931	53,714,176

The aggregate estimated amounts of time deposits and certificates of deposit that meet or exceed insurance limit issued by domestic and foreign offices at March 31, 2021 and 2022 are shown in the following table:

	2021	2022

	(in billions of yen)
Domestic offices:
Time deposits	12,004	10,437
Certificates of deposit	10,599	10,448

Total	22,603	20,885

Foreign offices:
Time deposits	14,987	18,505
Certificates of deposit	6,594	6,421

Total	21,581	24,926

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2021 and 2022 was ¥627 billion and ¥585 billion, respectively.

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
Details of Other short-term borrowings at March 31, 2021 and 2022 are as follows:

	2021	2022

	(in millions of yen)
Short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1)	32,546	46,668
Commercial paper and short-term notes issued by MHFG’s subsidiaries (1) (2)	2,528,568	2,266,360
Borrowings from the Bank of Japan	6,253,123	5,105,225
Other	271,675	148,518

Total	9,085,912	7,566,771

Notes:
(1)	Short-term notes are issued under the laws of Japan in the form of commercial paper.
(2)
The amounts of commercial paper and short-term notes issued by MHFG’s subsidiaries were ¥2,105,068 million and ¥423,500 million, respectively, at March 31, 2021, and ¥1,775,860 million and ¥490,500

million, respectively, at March 31, 2022.

Long-term debt
Long-term debt with original maturities of more than one year at March 31, 2021 and 2022 is comprised of the following:

	2021	2022

	(in millions of yen)
Obligations under finance leases	9,170	4,621
Loan participation borrowings	169,069	220,312
Senior borrowings and bonds	7,494,512	8,600,493
Subordinated borrowings and bonds	4,033,720	3,752,790

Total	11,706,471	12,578,216

F-4
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2021	2022

	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-6.20	Apr.2022-Jun.2051	547,133	1,032,194
fixed rate denominated in U.S. dollars	0.00-4.55	Apr.2022-Mar.2048	3,275,076	3,581,901
fixed rate denominated in other currencies	0.00-6.00	Apr.2022-May.2041	838,247	1,223,991
floating rate denominated in Japanese yen	0.00-52.70	Apr.2022-Sep.2081	584,606	582,430
floating rate denominated in U.S. dollars	0.00-54.20	Apr.2022-Dec.2061	2,035,844	2,001,616
floating rate denominated in other currencies	0.00-16.70	Apr.2022-Sep.2041	213,606	178,361

Total			7,494,512	8,600,493

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.39-4.26	Jun.2022-Perpetual	3,618,520	3,171,343
fixed rate denominated in U.S. dollars	2.56-4.70	Jul.2022-Sep.2031	415,200	581,447

Total			4,033,720	3,752,790

Total			11,528,232	12,353,283

Notes:
(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2022.
(2)	Maturity information disclosed is the range of maturities at March 31, 2022.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.
The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2022:

(in millions of yen)
Fiscal year ending March 31:
2023	1,776,915
2024	1,119,756
2025	1,600,277
2026	614,659
2027	1,450,956
2028 and thereafter	6,015,653

Total	12,578,216

F-4
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2021 and 2022:

	2021	2022

	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	2,339,902	3,049,874
Other	393,410	557,842
Collateral pledged:
Collateral pledged for derivative transactions	1,088,847	1,549,483
Margins provided for futures contracts	297,496	466,531
Other	939,557	1,006,849
Prepaid pension cost	999,962	762,147
Right-of-use assets	611,533	570,171
Security deposits	104,915	91,766
Loans held for sale	29,834	156,639
Other	651,572	775,940

Total	7,457,028	8,987,242

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	2,576,887	1,406,965
Other	403,501	494,538
Guaranteed trust principal (Note)	814,509	810,776
Lease liabilities	636,541	593,339
Collateral accepted:
Collateral accepted for derivative transactions	763,642	1,075,591
Margins accepted for futures contracts	555,760	327,883
Unearned income	120,521	113,181
Other	1,337,397	1,437,949

Total	7,208,758	6,260,222

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

13. Preferred stock
The composition of preferred stock at March 31, 2020, 2021 and 2022 is as follows:

	2020		2021		2022
Class of stock	Authorized	Issued	Authorized	Issued	Authorized	Issued

	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—	150,000,000	—

9

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
There was no change in balance of the preferred stock in the fiscal years ended March 31, 2020, 2021 and 2022.
14. Common stock
The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(shares)
Balance at beginning of fiscal year	2,539,249,894	2,539,249,894	2,539,249,894
Issuance of new shares of common stock due to exercise of stock acquisition rights	—	—	—

Balance at end of fiscal year	2,539,249,894	2,539,249,894	2,539,249,894

15. Dividends
The amount available for dividends under Japan’s Companies Act is based on the amount recorded in MHFG’s non-consolidated
general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end
changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2022, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,768 million, ¥1,196,660 million and ¥2,158,673 million, respectively, under Japanese GAAP.
Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth
of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter
of its capital stock. MHFG’s legal reserve at March 31, 2022 was ¥1,201,010 million, of which ¥1,196,660 million was included in capital surplus and ¥4,350 million in retained earnings.
In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2022, was ¥2,147,566 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.
Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock, if any are outstanding.

F-
50

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Accumulated other comprehensive income (loss), net of tax
Changes in each component of AOCI for the fiscal years ended March 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022

	(in millions of yen)
AOCI, balance at beginning of fiscal year, previously reported	164,021	(9,494)	318,114
Cumulative effect of change in accounting principles	(1,052)	—	—
AOCI, balance at beginning of fiscal year, adjusted	162,969	(9,494)	318,114

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year	22,019	(19,592)	(8,173)
Unrealized holding gains (losses) during year	(22,566)	(4,911)	(35,922)
Less: reclassification adjustments for losses (gains) included in net income	(19,045)	16,330	19,049

Change during year	(41,611)	11,419	(16,873)

Balance at end of fiscal year	(19,592)	(8,173)	(25,046)

Foreign currency translation adjustments:
Balance at beginning of fiscal year, previously reported	(58,558)	(109,872)	(86,873)
Cumulative effect of change in accounting principles (Note)	(1,052)	—	—
Balance at beginning of fiscal year, adjusted	(59,610)	(109,872)	(86,873)
Foreign currency translation adjustments during year	(49,888)	22,704	181,722
Less: reclassification adjustments for losses (gains) included in net income	(374)	295	(745)

Change during year	(50,262)	22,999	180,977

Balance at end of fiscal year	(109,872)	(86,873)	94,104

Defined benefit plan adjustments:
Balance at beginning of fiscal year	196,446	69,455	397,153
Unrealized gains (losses) during year	(122,219)	331,668	(22,825)
Less: reclassification adjustments for losses (gains) included in net income	(4,772)	(3,970)	(18,973)

Change during year	(126,991)	327,698	(41,798)

Balance at end of fiscal year	69,455	397,153	355,355

Own credit risk adjustments :
Balance at beginning of fiscal year	4,114	50,515	16,007
Unrealized gains (losses) during year	45,560	(30,345)	(858)
Less: reclassification adjustments for losses (gains) included in net income	841	(4,163)	550

Change during year	46,401	(34,508)	(308)

Balance at end of fiscal year	50,515	16,007	15,699
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	(172,463)	327,608	121,998

AOCI, balance at end of fiscal year	(9,494)	318,114	440,112

Note:
The MHFG Group adopted ASU
No.2017-12,
“Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU
No.2017-12”)
on April 1, 2019 and the ASU
No.2017-12
eliminated the separate measurement and reporting of hedge ineffectiveness. Cumulative-effect adjustment to the consolidated balance sheets was recognized upon adoption.

F-
51

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2022:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders

	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	(27,553)	8,504	(19,049)	—	(19,049)	Investment gains (losses)—net
Foreign currency translation adjustments	745	—	745	—	745	Investment gains (losses)—net
Defined benefit plan adjustments	26,745	(7,748)	18,997	(24)	18,973	Salaries and employee benefits
Own credit risk adjustments	(885)	271	(614)	64	(550)	Other noninterest income (expenses)

Total	(948)	1,027	79	40	119

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
(2)
The financial statement line items in which the amounts in the tax effect and the net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expens
e
 (benefit) and Net income (loss), respectively.

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
In December 2010, Basel Committee on Banking Supervision (“BCBS”) issued the Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to

F-
52

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

strengthen the regulation, supervision and risk management of the banking sector. Basel III rules text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and introduction of two global liquidity standards.
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
Under Basel III, capital instruments that no longer qualify as Tier 2 capital were phased out beginning March 2013 by increments of
10
% becoming fully effective in March 2022. The MHFG Group’s existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of March 31, 2021 being
¥168.7

billion) are subject to the phase-out arrangements. As of March 31, 2022 in accordance with Basel III, MHFG Group doesn’t have any more of these instruments included within Tier 2 capital.
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
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the leverage ratio regulations which introduced the temporary measures to exclude amounts of deposits to the Bank of Japan from the calculation of the leverage ratio from June 30, 2020 until March 31, 2021, due to the uncertainty on the impact of
COVID-19.
The implementation period of such temporary measures has been extended twice in March 31 2021 and March 2022 to the end of March 2024.
The capital requirements and regulatory adjustments are being phased in over a transitional period as follows (italicized percentages indicate those still in transition periods):

	March 2021	March 2022	March 2023		March 2024
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%		4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%		6.0%
Minimum total capital	8.0%	8.0%	8.0%		8.0%
Phase out of recognition of capital instruments that no longer qualify as capital	10.0%	0.0%	—		—
Capital conservation buffer	2.5%	2.5%	2.5%		2.5%
Countercyclical capital buffer (1)	0.01%	0.01%	0.01%		0.01%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	1.0%	1.0%	1.0%		1.0%
Minimum Leverage Ratio	3.0%	3.0%	3.5	% (3)	3.5	% (3)

Notes:
(1)	Figures assume that the countercyclical capital buffer will continue to be 0.01% after March 2023.
(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis in future years.
(3)	This figure includes a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a G-SIB under the finalized Basel III reforms.
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

F-
54

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2021 and 2022 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2021		2022
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,405	8.01	5,184	8.01
Actual	7,850	11.63	8,067	12.46
Tier 1 capital:
Required (1)	6,418	9.51	6,155	9.51
Actual	9,702	14.37	9,713	15.00
Total risk-based capital:
Required (1)	7,767	11.51	7,450	11.51
Actual	11,385	16.87	11,351	17.53
Leverage Ratio (2) :
Required	6,016	3.00	6,389	3.00
Actual	9,702	4.83	9,713	4.56
MHBK:
Common Equity Tier 1 capital:
Required	2,823	4.50	2,683	4.50
Actual	6,972	11.11	6,968	11.68
Tier 1 capital:
Required	3,764	6.00	3,578	6.00
Actual	8,819	14.05	8,604	14.42
Total risk-based capital:
Required	5,019	8.00	4,771	8.00
Actual	10,400	16.57	10,150	17.02
Leverage Ratio (2) :
Required	5,660	3.00	5,971	3.00
Actual	8,819	4.67	8,604	4.32
MHTB:
Common Equity Tier 1 capital:
Required	82	4.50	79	4.50
Actual	527	28.94	442	25.18
Tier 1 capital:
Required	109	6.00	105	6.00
Actual	527	28.94	442	25.18
Total risk-based capital:
Required	146	8.00	140	8.00
Actual	527	28.94	442	25.18
Leverage Ratio (2) :
Required	138	3.00	130	3.00
Actual	527	11.41	442	10.20
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,648	4.50	2,528	4.50
Actual	6,561	11.14	6,293	11.20
Tier 1 capital:
Required	3,531	6.00	3,370	6.00
Actual	8,406	14.28	7,919	14.09
Total risk-based capital:
Required	4,708	8.00	4,494	8.00
Actual	9,987	16.96	9,483	16.88
Leverage Ratio (2) :
Required	5,343	3.00	5,570	3.00
Actual	8,406	4.72	7,919	4.26

F-5
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2021		2022
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
MHTB:
Common Equity Tier 1 capital:
Required	82	4.50	78	4.50
Actual	519	28.63	425	24.40
Tier 1 capital:
Required	109	6.00	104	6.00
Actual	519	28.63	425	24.40
Total risk-based capital:
Required	145	8.00	139	8.00
Actual	519	28.64	425	24.40
Leverage Ratio (2) :
Required	135	3.00	126	3.00
Actual	519	11.51	425	10.09

Notes:
(1)
The required ratios disclosed above, at March 31, 2021 and 2022, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01% and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2021 and March 31, 2022 exclude amounts of deposits to the Bank of Japan.
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
Business improvement orders
MHFG and MHBK received business improvement orders dated November 26, 2021 from the Financial Services Agency of Japan pursuant to Clause 1 of Article 52-33 and Clause 1 of Article 26 of the Banking Act of Japan, in regard to the series of IT system failures that have occurred from February to September 2021. In response to this, MHFG and MHBK submitted the business improvement plans to the Financial Services Agency of Japan. MHFG and MHBK have been implementing measures to prevent further incidents based on the business improvement plans and building up crisis response capability in a multidimensional manner. See Note 23 “Commitments and contingencies” for further information on the impact that these orders have on the consolidated financial statements.

F-5
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Earnings per common share
The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG common shareholders	150,195	581,765	(104,722)

Effect of dilutive securities	—	—	—

Net income (loss) attributable to common shareholders after assumed conversions	150,195	581,765	(104,722)

	2020	2021	2022

	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,537,368	2,537,513	2,537,051

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	158	89	—

Weighted average common shares after assumed conversions	2,537,526	2,537,602	2,537,051

	2020	2021	2022

	(in yen)
Earnings per common share:
Basic net income (loss) per common share	59.19	229.27	(41.28)

Diluted net income (loss) per common share (Note)	59.19	229.26	(41.28)

Note:
For the fiscal years ended March 31, 2020, 2021 and 2022, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects. In addition, for the fiscal year ended March 31, 2022, the computation of diluted earnings per common share did not assume exercise of stock options, as the effect of such exercise would be antidilutive
 due to net loss.

F-5
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Income taxes
Income tax expense (benefit)
The following table presents the components of Income tax expense (benefit) for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(in millions of yen)
Current:
Domestic	96,231	81,023	42,401
Foreign	52,885	78,992	71,947

Total current tax expense	149,116	160,015	114,348

Deferred:
Domestic	(111,341)	55,927	(256,093)
Foreign	9,400	(5,226)	728

Total deferred tax expense (benefit)	(101,941)	50,701	(255,365)

Total income tax expense (benefit)	47,175	210,716	(141,017)

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2020, 2021 and 2022. The detailed amounts recorded directly in Equity are as follows:

	2020	2021	2022

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(10,012)	(2,810)	(16,489)
Less: reclassification adjustments	(8,410)	7,195	8,504

Total	(18,422)	4,385	(7,985)

Defined benefit plan adjustments:
Unrealized gains (losses)	(52,888)	143,653	(9,020)
Less: reclassification adjustments	(1,765)	(1,424)	(7,748)

Total	(54,653)	142,229	(16,768)

Own credit risk adjustments:
Unrealized gains (losses)	5,052	919	1,745
Less: reclassification adjustments	387	(1,911)	271

Total	5,439	(992)	2,016

Total tax effect before allocation to noncontrolling interests	(67,636)	145,622	(22,737)

F-5
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Income tax expense (benefit)
The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(in millions of yen, except tax rates)

Income (loss) before income tax expense (benefit)	153,490	1,028,764	(242,488)
Effective statutory tax rate	30.62%	30.62%	30.62%

Income tax calculated at the statutory tax rate	46,999	315,007	(74,250)
Income not subject to tax	(7,758)	(7,446)	(10,219)
Expenses not deductible for tax purposes	1,290	728	828
Tax rate differentials of subsidiaries	(5,756)	(9,252)	(8,035)
Change in valuation allowance	5,984	(39,410)	16,196	(Note)
Noncontrolling interest income (loss) of consolidated VIEs	14,796	(70,143)	5,088
Effect of enacted change in tax rates	(210)	(213)	(29)
Reversal of outside basis differences	—	—	(122,633	) (Note)
Foreign tax credit and payments	1,823	1,657	40,228
Income excluded from taxable income of enterprise ta x	(4,040)	(5,076)	(6,944)
Oth e r	(5,953)	24,864	18,753

Income tax expense (benefi t )	47,175	210,716	(141,017)

Note:
These amounts for the fiscal year ended March 31, 2022 mainly represent the reversal of an outside basis difference related to the share buyback conducted by MHSC in response to improving the capital position and aligning to the MHFG Group’s capital policy and the related increase in the valuation allowance.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities
The components of n
e
t deferred tax assets (liabilities) at March 31, 2021 and 2022 are as follows:

	2021	2022

	(in millions of yen)
Deferred tax assets:
Allowance for credit losses	247,983	292,277
Lease liabilities	195,629	183,537
Trading securities	8,519	118,242
Premises and equipment	64,389	65,051
Derivative financial instruments	14,893	52,321
Available-for-sale securities	1,164	8,313
Net operating loss carryforwards (1)	151,383	183,410	(2)
Other	237,730	223,564

	921,690	1,126,715
Valuation allowance (1)	(129,150)	(163,164	) (2)

Deferred tax assets, net of valuation allowance	792,540	963,551

Deferred tax liabilities:
Prepaid pension cost and accrued pension liabilities	292,397	221,256
Investments	259,276	213,398
Right-of-use assets	188,902	176,591
Other	83,952	104,020

Deferred tax liabilities	824,527	715,265

Net deferred tax assets (liabilities)	(31,987)	248,286

Notes:
(1)
The amount includes ¥85,001 million and ¥73,736 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 20
2
1 and 2022, respectively. The tax effect of the net operating loss carryforwards is substantially offset by ¥56,928 million and ¥46,734 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

(2)
The amount includes ¥26,633 million related to MHFG’s net operating loss carryforwards resulting mainly from intercompany capital transactions in relation to the share buyback conducted by MHSC as of March 31, 2022. The tax effect of the net operating loss carryforwards is substantially offset by ¥24,675 million of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.
As of March 31, 2022, the accumulated amount of undistributed earnings that will be indefinitely reinvested and the unrecognized deferred tax liabilities related to such subsidiaries are approximately ¥285 billion and ¥30 billion, respectively.

F-
60

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2021 and 2022:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance

	(in billions of yen)
2021
Japan (1)	94	(64)	30
The United States	2	—	2
The United Kingdom (2)	54	(54)	—
Others	1	—	1

Total	151	(118)	33

2022
Japan (3)	106	(77)	29
The United States	1	—	1
The United Kingdom (2)	75	(75)	—
Others	1	—	1

Total	183	(152)	31

Notes:
(1)	¥85 billion of the Japan deferred tax assets of ¥94 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026.
(2)	The United Kingdom net operating loss carryforwards may be carried forward indefinitely for tax purposes.
(3)
¥74 billion of the Japan deferred tax assets of ¥106 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026. ¥27 billion of the Japan deferred tax assets of ¥106 billion is related to MHFG, which is substantially offset by a valuation allowance, and will mostly
expire during the fiscal year ending March 31, 2032.

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
A valuation allowance is recorded against deferred tax assets as of the balance sheet date to the extent the Group estimates it is more likely than not that sufficient future taxable income is not available to realize such deferred tax assets. As the Group did not apply a consolidated taxation system for the fiscal years ended March 31, 2020 and 2021, with a few exceptions of certain subsidiaries, deferred tax assets and liabilities are calculated separately for each legal entity. The Group has appl
i
ed the consolidated taxation system from the fiscal year ended March 31, 2022 and has shifted to the Japanese Group Relief System beginning with the fiscal year ending March 31, 2023. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries. Therefore, when calculating deferred tax assets and liabilities and valuation allowance as of March 31, 2021, the Group considered the effect of the change to the consolidated taxation system. Also, when calculating deferred tax assets and liabilities and valuation allowance as of March 31, 2022, the Group considered the effect of the shift to the Japanese Group Relief System. The impact of the shift to the Japanese Group Relief System was not material to the consolidated financial statements. The changes in the valuation allowance are primarily due to changes in deductible temporary differences, net operating loss carryforwards and the estimated availability of future taxable income sources.
In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2022, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.
The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2022. A valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2022, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.
Change in valuation allowance
The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(in millions of yen)
Balance at beginning of fiscal year	158,581	165,278	129,150
Changes that directly affected Income tax expense	5,984	(39,410)	16,196
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	—	—
Others	713	3,282	17,818

Tota l	713	3,282	17,818

Balance at end of fiscal year	165,278	129,150	163,164

F-
62

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The increase in the fiscal year ended March 31, 2020 of ¥5,984 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries.
The decrease in the fiscal year ended March 31, 2021 of ¥39,410 million in the valuation allowance that directly affected Income tax expense was primarily related to an increase of the realizability of deferred tax assets of MHFG and its subsidiaries.
The
increase
 in the fiscal year ended March 31, 2022 of ¥16,196 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease

of the realizability of deferred tax assets of MHFG and its subsidiaries.
 The increase in the fiscal year ended March 31, 2022 of ¥17,818 million in others was primarily related to an incre
a
se in the valuation allowance that is fully recognized against the MHFG Group’s net operating loss carryforwards due to tax rate increase of MHFG’s foreign subsidiary.

Net operating loss carryforwards
At March 31, 2022, the MHFG Group had net operating loss carryforwards totaling ¥589 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards (1)
(in billions of yen)

Fiscal year ending March 31:
2023	—
2024	—
2025	—
2026	246
2027	3
2028 and thereafter (2)	340

Total	589

Notes:
(1)
Net operating loss carryforwards related to Japanese local taxes recorded at MHFG in the fiscal year ended March 31, 2022 in the amount of ¥499 billion (tax effected ¥24 billion) are not included in the table. The net operating loss carryforwards is fully offset by valuation allowance and will expire during the fiscal year ending March 31, 2032.

(2)	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.
In addition, included in the net operating loss carryforwards in the above table are MHSC’s net operating loss carryforwards of ¥246 billion resulting mainly from the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring. The tax loss was recorded at MHSC in accordance with Japanese tax law. The net operating loss carryforwards due to this restructuring will expire during the fiscal year ending March 31, 2026.

F-
63

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in income tax
The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	12,323	3,374	4,401

Gross amount of increases (decreases) related to positions taken during prior years	199	455	(576)
Gross amount of increases related to positions taken during the current year	328	524	954
Amount of decreases related to settlements	(9,420)	—	—
Foreign exchange translation	(56)	48	466

Total unrecognized tax benefits at end of fiscal year	3,374	4,401	5,245

The total amount of unrecognized tax benefits including ¥1,477 million, ¥1,463 million and ¥1,812 million of interest and penalties was ¥3,374 million, ¥4,401 million and ¥5,245 million at March 31, 2020, 2021 and 2022, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.
The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2013, 2002 and 2018, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
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
MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2020, 2021 and 2022 were ¥3,142 million, ¥4,510 million and ¥3,981 million, respectively.
Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.

F-
64

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost and funded status
The following table presents the components of net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(in millions of yen)
Service cost-benefits earned during the fiscal year	45,697	39,672	33,190
Interest costs on projected benefit obligations	5,590	5,790	5,636
Expected return on plan assets	(40,551)	(41,887)	(37,051)
Amortization of prior service cost (benefits)	121	(2,378)	(4,820)
Amortization of net actuarial loss (gain)	(5,873)	1,671	(20,485)
Special termination benefits	9,793	9,569	10,791
Loss (gain) on settlement	—	(3,945)	—

Net periodic benefit cost	14,777	8,492	(12,739)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
before-tax
for the fiscal years ended March 31, 2021 and 2022 are summarized as follows:

	2021	2022

	(in millions of yen)
Net actuarial gain (loss)	395,028	(36,796)
Amortization of net actuarial loss (gain)	1,671	(20,485)
Settlement loss (gain) of net actuarial loss (gain)	(3,945)	—
Prior service benefits (cost)	74,160	(1)
Amortization of prior service cost (benefits)	(2,378)	(4,820)

Total recognized in other comprehensive income (loss) before-tax	464,536	(62,102)

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2020	2021	2022
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.37%	0.38%	0.52%
Rates of increase in future compensation levels	1.80-4.80%	1.80%	2.00%
Interest credit rates	4.95%	4.38%	4.39%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.34%	0.37%	0.38%
Rates of increase in future compensation levels	1.80-4.80%	1.80-4.80%	1.80%
Expected rates of return on plan assets	1.68%	1.79%	1.54%
Interest credit rates	4.97%	4.95%	4.38%
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

F-6
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2021 and 2022 for the plans of MHFG and its subsidiaries:

	2021	2022

	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,571,296	1,437,843
Service cost	39,672	33,190
Interest cost	5,790	5,636
Plan participants’ contributions	1,131	1,089
Amendments (1)	(74,160)	1
Actuarial loss (gain)	(6,938)	(19,939)
Foreign exchange translation	2,971	4,099
Benefits paid	(52,930)	(54,483)
Lump-sum payments	(27,357)	(29,697)
Settlement (2)	(21,632)	—

Benefit obligations at end of fiscal year	1,437,843	1,377,739

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,252,624	2,412,745
Actual return (negative return) on plan assets	395,555	(8,008)
Foreign exchange translation	3,570	3,863
Partial withdrawal of assets from employee retirement benefits trusts (3)	(188,299)	(270,172)
Employer contributions	24,939	28,977
Plan participants’ contributions	1,131	1,089
Benefits paid	(52,930)	(54,483)
Settlement (2)	(23,845)	—

Fair value of plan assets at end of fiscal year	2,412,745	2,114,011

Funded status	974,902	736,272

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	999,962	762,147
Accrued pension liability	(25,060)	(25,875)

Net amount recognized	974,902	736,272

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	67,856	63,030
Net actuarial gain (loss)	478,966	421,690

Net amount recognized	546,822	484,720

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

(3)
During the fiscal year ended March 31, 2021 and 2022, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2022. No gains or losses have been recognized as a result of this transaction.

The aggregated accumulated benefit obligations of these plans were ¥1,437,843 million and ¥1,377,739 million, as of March 31, 2021 and 2022, respectively. The defined benefit plans generally employ a multi-variable and non-linear
formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum
severance indemnities.
The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2021 and 2022:

	2021	2022

	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	49,110	31,829
Fair value of plan assets	24,050	5,954
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	49,110	31,829
Fair value of plan assets	24,050	5,954

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.
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
MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2022 is as follows:

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

F-6
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of plan assets
The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2021 and 2022, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 27 “Fair value.”

	2021					2022
	Level 1		Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total

	(in billions of yen)

Japanese equity securities:
Common stocks (1)	1,291		—	—	1,291	1,003		—	—	1,003
Pooled funds (2)	13		5	—	18	13		5	—	18
Japanese debt securities:
Government bonds	188		—	—	188	179		—	—	179
Pooled funds (2)	—		9	—	9	—		10	—	10
Other	—		23	—	23	—		21	—	21
Foreign equity securities:
Common stocks	157		—	—	157	172		—	—	172
Pooled funds (2)	—		6	—	6	—		7	—	7
Foreign debt securities:
Government bonds	180		7	—	187	170		9	—	179
Pooled funds (2)	—		12	—	12	—		10	—	10
Other	—		19	—	19	—		18	—	18
General account of life insurance companies (3)	—		115	—	115	—		116	—	116
Other	30	(4)	(13)	—	17	30	(4)	(25)	—	5
Plan assets measured at net asset value (5)					371					376

Total assets at fair value	1,859		183	—	2,413	1,567		171	—	2,114

Notes:
(1)
This class represents equity securities held in the employee retirement benefit trusts of ¥1,291 billion and ¥1,003 billion carried at fair value at March 31, 2021 and 2022, respectively, which are well-diversified across industries.

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

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2021 and 2022.
Contributions
The total contribution of approximately ¥29 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2023, based on the current funded status and expected asset return assumptions.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments
The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2023	76,933
2024	76,956
2025	76,662
2026	77,281
2027	75,557
2028-2032	344,156
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
The following is a roll-forward of MHFG Stock Plan for the fiscal year ended March 31, 2022:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(in yen)	(in years)	(in millions of yen)
Outstanding at beginning of fiscal year	85,700	1
Exercised during fiscal year	24,200	1

Outstanding at end of fiscal year	61,500	1	11.58	96

Exercisable at end of fiscal year	—	—	—	—

There were no
non-vested
stock options remaining as of March 31, 2022.
In May 2015, MHFG discontinued the stock option program. Thereafter, MHFG has not issued any new stock options.
Stock compensation programs
MHFG, MHBK, MHTB and MHSC introduced a responsibility-based stock compensation program for Directors (“Stock Compensation I”) in July 2018 and a performance-based stock compensation program for Directors (“Stock Compensation II”) in May 2015. MHFG and certain consolidated subsidiaries introduced both responsibility-based and performance-based stock compensation program for Operating Officers (“Stock

F-
70

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit”) in July 2021. The stock compensation is paid in the form of shares of common stock of MHFG, acquired from the stock market through a trust, with the aim of aligning the Directors’ and Operating Officers’ interests with those of the shareholders and increasing the incentive to enhance corporate value. Stock Compensation I, in principle, is paid at the time of retirement of the individual Directors in the form of common stock of MHFG and cash, calculated based on their responsibilities. Stock Compensation II is calculated and then paid to the Directors based on MHFG Group’s immediate, prior-period performance, the recent performance of organizations that the Directors are in charge of, and the performance of each Director. The payment in the form of common stock of MHFG and cash is deferred over a three-year, graded-vesting period. Stock Benefit is calculated and then paid to the Operating Officers based on their responsibilities in their respective company and MHFG Group’s performance. The payment in the form of common stock of MHFG and cash is deferred over a one-year
vesting period. The amount of Stock Compensation I, Stock Compensation II and Stock Benefit is subject to reduction or forfeiture.
In relation to Stock Benefit, which has been introduced in July 2021, there was no responsibility-based and performance-based stock compensation that granted or vested or compensation cost recognized for the fiscal year ended March 31, 2022.
The following table presents activities related to the stock compensation programs for the fiscal years ended March 31, 2021 and 2022:

	Stock Compensation I		Stock Compensation II
2021	Number of shares	Weighted-average grant-date fair value	Number of shares	Weighted-average grant-date fair value
		(per share in yen)		(per share in yen)
Nonvested at the beginning of the year	—	—	1,142,329	1,775.08
Granted during fiscal year	365,074	1,390.08	730,726	1,390.08
Vested during fiscal year	365,074	1,390.08	245,266	1,665.35
Forfeited during fiscal year	—	—	—	—

Nonvested at the end of the year	—	—	1,627,789	1,618.79

	Stock Compensation I		Stock Compensation II
2022	Number of shares	Weighted-average grant-date fair value	Number of shares	Weighted-average grant-date fair value
		(per share in yen)		(per share in yen)
Nonvested at the beginning of the year	—	—	1,627,789	1,618.79
Granted during fiscal year	329,839	1,570.97	732,161	1,570.97
Vested during fiscal year	329,839	1,570.97	293,856	1,614.11
Forfeited during fiscal year	—	—	—	—

Nonvested at the end of the year	—	—	2,066,094	1,602.51

F-
71

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the total fair value of the stock compensation that vested and the total amount of the common stock acquired from the stock market by the trustee for the fiscal years ended March 31, 2021 and 2022:

	2021		2022
	Stock Compensation I	Stock Compensation II	Stock Compensation I	Stock Compensation II

	(in millions of yen)
Fair value of vested shares	507	221	518	463
Common stock shares acquired	507	1,016	518	1,150
For both programs, the stock-based compensation cost is determined based on the fair value of MHFG’s common stock as of grant date. For Stock Compensation I and II, the liability related to the cash-based compensation cost is remeasured at each reporting date based on the fair value of MHFG’s common stock. For Stock Compensation II, the stock-based compensation costs are recognized evenly over the graded-vesting period, which is three years. For Stock Compensation I, as the program is effectively vested on the grant date, the stock-based compensation cost is recognized on the grant date. The following table presents the compensation cost recognized in the stock compensation programs for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(in millions of yen)
Stock Compensation I	917	507	518
Stock Compensation II	1,247	1,053	1,013
With regard to Stock Compensation II, the total compensation cost related to non-vested
awards not yet recognized is ¥1,485 million, and this cost will be recognized over 1.88 years as of the fiscal year ended March 31, 2022.
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

F-
72

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2021 and 2022. The fair values of derivatives are presented on a gross basis; derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2021	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,174,835	—	4,639	—	4,476
Foreign exchange contracts	182,809	—	3,328	—	3,246
Equity-related contracts	7,865	—	531	—	384
Credit-related contracts	10,431	—	94	—	113
Other contracts	413	—	33	—	33

Total	1,376,353	—	8,625	—	8,252

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2022	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,395,950	—	4,624	—	4,716
Foreign exchange contracts	217,462	—	4,436	—	4,472
Equity-related contracts	9,887	—	426	—	345
Credit-related contracts	11,857	—	118	—	121
Other contracts	681	—	119	—	116

Total	1,635,837	—	9,723	—	9,770

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥1,108 billion and ¥764 billion at March 31, 2021, and ¥1,549 billion and ¥1,076 billion at March 31, 2022, respectively.
Hedging activities
In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent

F-
73

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. The MHFG Group’s hedging activities include net investment hedges.
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
The following table summarizes gains and losses information related to net investment hedges for the fiscal years ended March 31, 2020, 2021 and 2022:

	Gains (losses) recorded in other comprehensive income (“OCI”)
	2020	2021	2022

	(in millions of yen)
Financial instruments hedging foreign exchange risk	418	1,483	(1,267)

Total	418	1,483	(1,267)

Note:
No amount related to the net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the fiscal year ended March 31, 2022. Related to the net investment hedges, (losses) of ¥(1,336) million, ¥(1,074)
million were reclassified from Accumulated other comprehensive income to earnings for the fiscal years ended March 31, 2020, 2021, respectively.

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

F-
74

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2020, 2021 and 2022:

	Gains (losses) recorded in income
	2020	2021	2022

	(in millions of yen)
Interest rate contracts	388,289	(27,893)	(130,312)
Foreign exchange contracts	(111,920)	115,181	145,979
Equity-related contracts	217,744	(209,488)	728,226
Credit-related contracts (Note)	8,046	(58,602)	(13,877)
Other contracts	(21,143)	23,680	7,762

Total	481,016	(157,122)	737,778

Note:
Amounts include the net gains (losses) of
¥2,838
 million,
¥(2,956)
million and
¥(605)

million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2020, 2021 and 2022, respectively.

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
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2021 and 2022:

	2021		2022
	Notional amount	Fair value	Notional amount	Fair value

	(in billions of yen)
Credit protection written:
Investment grade	3,687	71	3,045	38
Non-investment grade	872	17	2,122	54

Total	4,559	88	5,167	92

Credit protection purchased	5,872	(107)	6,690	(95)

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

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2021 and 2022:

	Maximum payout/Notional amount
	2021	2022

	(in billions of yen)
One year or less	249	245
After one year through five years	4,184	4,785
After five years	126	137

Total	4,559	5,167

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
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2021 and 2022:

	2021	2022

	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	780	1,149
Collateral provided to counterparties in the normal course of business	584	1,164
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	196	—

Note:	There was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2022.
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
The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31,2021 and 2022 was
 ¥160 billion and ¥443 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥138 billion and ¥416 billion at March 31, 2021 and 2022, respectively.
The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2021 and 2022. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

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

2021	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	2,730	1,662	882	186
Guarantees on loans	348	242	84	22
Guarantees on securities	79	23	56	—
Other guarantees	2,390	1,913	348	129
Guarantees for the repayment of trust principal	28	—	13	15
Liabilities of trust accounts	480	61	235	184
Derivative financial instruments	23,933	8,821	12,048	3,064

2022	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	3,254	2,084	996	174
Guarantees on loans	419	314	42	63
Guarantees on securities	75	9	66	—
Other guarantees	2,899	2,381	451	67
Guarantees for the repayment of trust principal	22	—	9	13
Liabilities of trust accounts	478	116	199	163
Derivative financial instruments	36,484	17,110	15,721	3,653
The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2021 and 2022:

	2021	2022

	(in billions of yen)
Investment grade	4,427	5,336
Non-investment grade	1,120	1,311

Total	5,547	6,647

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
Other
off-balance-sheet
instruments
In addition to guarantees, the MHFG Group issues other
off-balance-sheet
instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

9

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
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2021 and 2022:

	2021	2022

	(in billions of yen)
Commitments to extend credit (Note)	93,999	92,203
Commercial letters of credit	797	1,422

Total	94,796	93,625

Note:	Commitments to extend credit include commitments to invest in securities.
Allowance for credit losses on
off-balance-sheet
instruments
The amounts of allowance for credit losses on
off-balance-sheet
instruments at March 31, 2021 and 2022 were ¥87 billion and ¥71 billion, respectively, and were included in Other liabilities.
Legal proceedings and investigations
The MHFG Group is involved in normal collection proceedings initiated by the Group, other legal proceedings and investigations in the ordinary course of business. In accordance with ASC 450, the Group recognizes a liability for loss contingencies arising from such proceedings and investigations when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. However, if a loss is reasonably possible but the range of loss is not probable and reasonably estimable, the Group does not recognize a liability but discloses the detail of such proceedings and investigations. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection, legal proceedings and investigations will not have a significant adverse effect on the consolidated financial statements.

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
The following table presents the consolidated balance sheet information related to operating leases as of March 31, 2021 and 2022:

	2021		2022

	(in millions of yen, except for remaining lease term and discount rate)
Right-of-use assets (Note)	611,533		570,171
Lease liabilities (Note)	636,541		593,339
Weighted average:
Remaining lease term	15.6	years	15.5	years
Discount rate	0.54%		0.60%

Note:	Right-of-use assets and lease liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets.
The following table presents lease cost and supplemental information related to operating leases for the fiscal years ended March 31, 2020, 2021 and 2022:

	2020	2021	2022

	(in millions of yen)
Lease cost (Note)	126,840	119,453	111,907
Right-of-use assets obtained in exchange for new lease liabilities	60,047	108,430	51,901
Operating cash flows	102,066	102,150	101,223

Note:
Lease cost for operating leases are included in Occupancy expenses on the consolidated statements of income. The Group’s variable lease costs and costs for leases with terms of twelve months or less are not significant.

The following table shows future lease payments under operating leases as of March 31, 2022:

As of March 31, 2022

(in millions of yen)
Fiscal year ending March 31:
2023	82,330
2024	60,138
2025	52,311
2026	41,991
2027	32,854
2028 and thereafter	347,734

Total lease payments	617,358

Amount representing interest	24,019

Total lease liabilities for operating leases	593,339

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

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2021 and 2022:

	Consolidated VIEs	Significant unconsolidated VIEs
2021	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	2,628	—	—
Asset-backed securitizations	921	127	48
Investments in securitization products	390	—	—
Investment funds	2,299	3,219	768
Trust arrangements and other	5,535	—	—

Total	11,773	3,346	816

	Consolidated VIEs	Significant unconsolidated VIEs
2022	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	2,709	—	—
Asset-backed securitizations	1,363	190	90
Investments in securitization products	388	—	—
Investment funds	1,816	3,392	719
Trust arrangements and other	5,299	—	—

Total	11,575	3,582	809

F-
82

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of March 31, 2021 and 2022, the noncontrolling interests in consolidated VIEs amounted to ¥464 billion and ¥
388
billion, respectively, and are included in the Group’s equity-classified noncontrolling interests.
The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2021 and 2022:

Assets on the MHFG Group’s balance sheets related to unconsolidated VIEs:	2021	2022

	(in billions of yen)

Trading account assets	127	143
Investments	513	430
Loans	66	92

Total	706	665

Liabilities on the MHFG Group’s balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2021	2022

	(in billions of yen)
Payables under securities lending transactions	53	54
Trading account liabilities	2	2

Total	55	56

Maximum exposure to loss (Note)	816	809

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
Asset-backed commercial paper/loan programs
The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet
and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also
F
-
83

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
In these cases, the MHFG Group considers that these variable interests are not significant as the MHFG Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the MHFG Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part of shares, such variable interests are deemed to be “significant.” In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
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
The MHFG Group started Tender Option Bond (“TOB”) programs in the fiscal year ended March 31, 2020, which are associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bonds. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by the trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: customer TOB trusts and non-customer
TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by non-customer
TOB trusts are purchased by the Group. Both types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The MHFG Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. The Group often commits to provide liquidity to

F-
84

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customer TOB trusts and the residual holders of customer TOB trusts are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer
TOB trusts, where MHFG Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
Investments in securitization products
The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. Similar to the criteria noted in the asset-backed securitization section, the Group views this investment activity to be “significant” when it has a large investment share and/or provides loans to the VIEs. The Group consolidates VIEs, where the transactions are tailored by the third-party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.
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
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the MHFG Group considers that these variable interests are not significant except for its specific involvement as noted below;

F-8
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 23 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2021 and 2022.
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

The MHFG Group has established a trust in August 2020, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group, as a result from Special Funds-Supplying Operations implemented by the Bank of Japan to facilitate financing in response to
COVID-19.
The Group pledges the beneficiary interests as a collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.
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
Funding Vehicles
The MHFG Group has established several wholly-owned
off-shore
vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥332 billion and ¥
367

billion at March 31, 2021 and 2022, respectively.

F-8
6

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
For the fiscal years ended March 31, 2020, 2021 and 2022, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2021 and 2022.
There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥176 billion and ¥181 billion as of March 31, 2021, and ¥
137

billion and ¥
220
billion as of March 31, 2022, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.
25. Noninterest income
Details of Noninterest income for the fiscal years ended March 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022

	(in millions of yen)
Fee and commission income:
Securities-related business (1)	139,124	170,216	184,014
Deposits-related business (1)	14,668	15,162	15,358
Lending-related business (2)(4)	142,752	158,921	162,953
Remittance business (1)	112,275	109,111	103,979
Asset management business (1)	98,720	104,753	122,014
Trust-related business (1)	129,298	122,215	141,365
Agency business (1)	31,879	31,331	36,899
Guarantee-related business (3)	28,974	31,665	35,296
Fees for other customer services (1)	170,195	169,310	178,122

Total Fee and commission income	867,885	912,684	980,000

Foreign exchange gains (losses)—net (3)	44,345	89,267	91,611
Trading account gains (losses)—net (2)	745,692	120,596	(491,947)
Investment gains (losses)—net:
Debt securities (3)	31,032	(22,032)	(14,777)
Equity securities (3)	(557,391)	850,567	(60,563)
Equity in earnings (losses) of equity method investees—net (3)	34,012	31,027	34,587
Gains on disposal of premises and equipment (3)	2,583	7,125	9,943
Other noninterest income (2)(5)	139,582	52,086	120,936

Total	1,307,740	2,041,320	669,790

F-8
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 27 “Fair value” for further details.
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
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥54 billion and ¥75 billion for the fiscal year ended March 31, 2020, respectively, ¥51 billion and ¥71 billion for the fiscal year ended March 31, 2021, respectively, and ¥56 billion and ¥85 billion for the fiscal year ended March 31, 2022, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥60 billion, ¥86 billion and ¥83 billion for the fiscal years ended March 31, 2020, 2021 and 2022, respectively, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the fiscal years ended March 31, 2020, 2021 and 2022, approximately ¥24 billion, ¥15 billion and ¥15 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2021 and 2022, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2021 and 2022, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2021 and 2022, the amount of expected revenues

F-8
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from current obligations to provide services in the future was not material
. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
26. Trading account gains and losses
The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated debt securities reported as Trading securities. Net trading gains (losses) for the fiscal years ended March 31, 2020, 2021 and 2022 are comprised of the following:

	2020	2021	2022

	(in millions of yen)
Trading account gains (losses)—net:

Trading securities	267,514	274,762	(1,230,330)
Derivative contracts:
Interest rate contracts	388,289	(27,893)	(130,312)
Foreign exchange contracts (1)	(111,920)	115,181	145,979
Equity-related contracts	217,744	(209,488)	728,226
Credit-related contracts (2)	5,208	(55,646)	(13,272)
Other contracts	(21,143)	23,680	7,762

Total	745,692	120,596	(491,947)
Foreign exchange gains (losses)—net (3)	44,345	89,267	91,611

Net trading gains (losses)	790,037	209,863	(400,336)

Notes:
(1)	Amounts include gains and losses on currency swaps.
(2)
Amounts do not include the net gains (losses) of ¥2,838 million, ¥(2,956) million and ¥(605) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2020, 2021 and 2022, respectively. The net gains (losses) is recorded in Other noninterest income (expenses).

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

9

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
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2022, there were no significant changes made to the Group’s valuation techniques and related inputs.
Trading securities and trading securities sold, not yet purchased
When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
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
period.
Derivative financial instruments
Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter
and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the

F-
91

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter
derivatives to reflect the credit quality of its counterparties. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and severity factors that are developed from market credit spreads and other related market information. Also, the Group records funding valuation adjustments to reflect the impact of funding on uncollateralized over-the-counter
derivatives and derivatives where the Group is not permitted to use the collateral received, and is recognized where there is evidence that a market participant would incorporate the adjustment into the transfer of the instrument. The Group calculates these funding valuation adjustments incorporating the expected future funding requirements arising from the Group’s positions and the estimated market funding cost which considers the Group’s credit risk. The Group measures these valuation adjustments based on net exposure of a group of financial assets and financial liabilities to credit risk.
Available-for-sale
securities
The fair values of
available-for-sale
securities are determined primarily using the same procedures described under trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding
quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
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
Long-term debt
Fair value accounting is elected for certain long-term debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in
Derivative financial instruments
above. Such notes are classified in Level
2
or Level
3
depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quot
e
d prices for identical debt traded as a security in inactive markets. These instruments are classified in Level
2
of the fair value hierarchy.
Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2021 and 2022, including those for which the MHFG Group has elected the fair value option, are summarized below:

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

F-
94

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2022	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :

Japanese government bonds	1,604	11	—	1,615
Japanese local government bonds	—	145	—	145
U.S. Treasury bonds and federal agency securities	2,353	711	—	3,064
Other foreign government bonds	907	639	—	1,546
Agency mortgage-backed securities	—	3,176	—	3,176
Residential mortgage-backed securities	—	—	8	8
Certificates of deposit and commercial paper	—	640	—	640
Corporate bonds and other (2)	15	2,743	71	2,829
Equity securities	1,381	213	28	1,622
Trading securities measured at net asset value (3)				284
Derivative financial instruments:
Interest rate contracts	89	4,513	22	4,624
Foreign exchange contracts	—	4,404	32	4,436
Equity-related contracts	77	323	26	426
Credit-related contracts	—	116	2	118
Other contracts	49	18	52	119
Available-for-sale securities:
Japanese government bonds	24,662	497	—	25,159
Japanese local government bonds	—	420	—	420
U.S. Treasury bonds and federal agency securities	373	—	—	373
Other foreign government bonds	363	973	—	1,336
Agency mortgage-backed securities	—	451	—	451
Residential mortgage-backed securities	—	40	18	58
Commercial mortgage-backed securities	—	854	—	854
Japanese corporate bonds and other debt securities	—	1,920	315	2,235
Foreign corporate bonds and other debt securities	—	671	117	788
Equity securities:
Equity securities with readily determinable fair values	3,094	61	—	3,155
Equity securities measured at net asset value (3)				210
Other investments	2	—	56	58

Total assets measured at fair value on a recurring basis	34,969	23,539	747	59,749

Liabilities:
Trading securities sold, not yet purchased	3,054	2,035	—	5,089
Derivative financial instruments:
Interest rate contracts	80	4,636	—	4,716
Foreign exchange contracts	—	4,472	—	4,472
Equity-related contracts	122	183	40	345
Credit-related contracts	—	120	1	121
Other contracts	28	36	52	116
Long-term debt (4)	—	1,962	794	2,756

Total liabilities measured at fair value on a recurring basis	3,284	13,444	887	17,615

F-9
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2021 and 2022 were ¥55 billion and ¥68 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2021 and 2022:

2021	April 1, 2020	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2021	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage- backed securities	10	—	(2)	—		—	—	—	—	—	(1)	9	—
Corporate bonds and other	1,115	70	(2)	—		—	(1)	443	(216)	—	(378)	1,033	65
Equity securities	30	1	(2)	—		—	—	2	(3)	—	(1)	29	—
Derivative financial instruments, net (1) :
Interest rate contracts	(5)	4	(2)	—		—	—	—	—	—	9	8	13
Foreign exchange contracts	16	9	(2)	—		—	—	—	—	—	(2)	23	10
Equity-related contracts	(17)	1	(2)	—		—	—	—	—	—	(5)	(21)	(17)
Credit-related contracts	(2)	4	(2)	—		1	1	—	—	—	(2)	2	1
Other contracts	1	—	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage- backed securities	31	—	(3)	—	(4)	—	—	—	—	—	(8)	23	—
Commercial mortgage-backed securities	615	—	(3)	1	(4)	—	—	181	(78)	—	(3)	716	—
Japanese corporate bonds and other debt securities	157	(13	) (3)	6	(4)	—	(22)	391	(118)	—	(36)	365	(8)
Foreign corporate bonds and other debt securities	174	7	(3)	16	(4)	12	—	36	—	—	(113)	132	—
Other investments	39	2	(3)	—		—	—	38	(6)	—	(20)	53	1

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(1)	1	—	—	—	—
Long-term debt	621	(66	) (5)	(19	) (4)	20	(42)	—	—	374	(345)	713	(34)

F-9
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2022	April 1, 2021	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2022	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	9	—	(2)	—		—	—	—	—	—	(1)	8	—
Corporate bonds and other	1,033	7	(2)	—		—	(452)	143	(72)	—	(588)	71	3
Equity securities	29	—	(2)	—		—	—	—	—	—	(1)	28	1
Derivative financial instruments, net (1) :
Interest rate contracts	8	11	(2)	—		—	—	—	—	—	3	22	(22)
Foreign exchange contracts	23	8	(2)	—		—	—	—	—	—	1	32	7
Equity-related contracts	(21)	(11	) (2)	—		—	—	—	—	—	18	(14)	(23)
Credit-related contracts	2	(3	) (2)	—		—	—	—	—	—	2	1	(1)
Other contracts	—	1	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage-backed securities	23	—	(3)	—	(4)	—	—	—	—	—	(5)	18	—
Commercial mortgage-backed securities	716	5	(3)	(5	) (4)	—	(689)	62	(60)	—	(29)	—	—
Japanese corporate bonds and other debt securities	365	(20	) (3)	1	(4)	—	(4)	11	—	—	(38)	315	(19)
Foreign corporate bonds and other debt securities	132	—	(3)	7	(4)	—	(4)	47	—	—	(65)	117	1
Other investments	53	2	(3)	—		—	—	37	(3)	—	(33)	56	(2)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	—	—	—	—	—	—
Long-term deb t	713	61	(5)	1	(4)	4	(6)	—	—	534	(389)	794	77

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and OCI during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2021 and 2022. The amounts of unrealized gains (losses) in OCI related to
Available-for-sale
securities and Long-term debt, which were ¥6 billion and ¥(17) billion, respectively, at March 31, 2021, and ¥2 billion and ¥2 billion, respectively, at March 31, 2022.

Transfers between levels
During the fiscal year ended March 31, 2021, the transfers into Level 3 included ¥
1 billion of net Derivative assets, ¥12 billion of
Available-for-sale
securities and ¥20 billion of Long-term debt. Transfers into Level 3 for net Derivative assets were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives. Transfers into Level 3 for
Available-for-sale
securities were primarily due to decreased liquidity for certain Foreign corporate bonds and other debt securities. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the fiscal year ended March 31, 2021, the transfers out of Level 3 included ¥1 billion of Trading securities, ¥1 billion of net Derivative liabilities, ¥22 billion of
Available-for-sale
securities and ¥42
 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese corporate bonds. Transfers out of Level 3 for net Derivative liabilities were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related

F-9
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

derivatives. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Japanese corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.
During the fiscal year ended March 31, 2022, the transfers out of Level 3 included ¥452 billion of Trading securities and
¥693
 billion of Available-for-sale securities. Assessing the significance of an input to the measurement requires judgment under ASC 820 and we previously evaluated that unobservable inputs in the valuation model were significant for certain Trading and Available-for-sale securities. During the year we refined the governance process over the fair value hierarchy by introducing certain tools, criteria and scenarios when considering if an input is significant to the fair value and whether the observable data was reliable. The transfers were supported by improvement in liquidity and price transparency since the start of the
COVID-19
pandemic. Transfers out of Level 3 for Trading securities were primarily due to assessing the significance of unobservable inputs for certain corporate bonds and other debt securities. We changed the criteria for the quantitative sensitivity analysis for these securities to assess the significance of unobservable inputs, such as prepayment rate, default rate, and recovery rate. Transfers out of Level 3 for Available-for-sale securities were primarily due to assessing the significance of unobservable inputs for certain CMBS. We changed the criteria for the quantitative sensitivity analysis for these securities to assess the significance of unobservable inputs, such as discount margin. These methods and criteria are periodically verified by the middle and back office.
Other than the above transfers between levels, during the fiscal year ended March 31, 2022, the transfers out of Level 3 included ¥4 billion of
Available-for-sale
securities and ¥6
 billion of Long-term debt. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the fiscal year ended March 31, 2022, the transfers into Level 3 included ¥
4 billion of Long-term debt. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.

8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2021 and 2022:

2021

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	32	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	2%–17% 0%–1% 100%–100% 28bps–170bps	7% 0% 100% 51bps

Commercial mortgage-backed securities	716	Discounted cash flow Price-based	Discount margin	5 bps –210bps	22bps

Corporate bonds and other debt securities	1,530	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	10%–18% 1%–24% 10%–68% 45bps–143bps 4bps–507bps	18% 2% 66% 115bps 284bps

Derivative financial instruments, net:
Interest rate contracts	8	Internal valuation model (3)	IR – IR correlation	35% – 100%	76%

Foreign exchange contracts	23	Internal valuation model (3)	FX – IR correlation FX – FX correlation	23%–50% 43%–65%	30% 54%

Equity-related contracts	(21)	Internal valuation model (3)	Equity – IR correlation Equity correlation Equity volatility	25%–25% 0%–100% 8%–71%	25% 88% 41%

Credit-related contracts	2	Internal valuation model (3)	Default rate Credit correlation	0%–5% 40%–100%	1%
					66%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0%–63%	33%

Long-term debt	713	Internal valuation model (3)	IR – IR correlation	49% –100%	78%
			FX – IR correlation	23%–50%	36%
			FX – FX correlation	43%–65%	54%
			Equity – IR correlation	25%–25%	25%
			Equity – FX correlation	-33%–50%	0%
			Equity correlation	0%–100%	88%
			Equity volatility	8%–71%	29%
			Default rate	0%–5%	1%
			Credit correlation	17%–100%	68%

F-
99

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2022
Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	26	Discounted cash flow	Prepayment rate	0%–18%	6%
		Price-based	Default rate	0%–0%	0%
			Recovery rate	100%–100%	100%
			Discount margin	30bps–167bps	53bps

Corporate bonds and other debt securities	503	Discounted cash flow	Prepayment rate (1)	6%–24%	24%
		Price-based	Default rate (1)	0%–60%	1%
			Recovery rate (1)	10%–40%	39%
			Discount margin (1)	35bps–103bps	47bps
			Discount margin (2)	4bps–447bps	340bps

Derivative financial instruments, net:
Interest rate contracts	22	Internal valuation model (3)	IR – IR correlation	23%–100%	75%

Foreign exchange contracts	32	Internal valuation model (3)	FX – IR correlation	11%–52%	31%
			FX – FX correlation	41%–65%	53%

Equity-related contracts	(14)	Internal valuation model (3)	Equity – IR correlation	25%–25%	25%
			Equity correlation	3%–100%	90%
			Equity volatility	13%–121%	47%

Credit-related contracts	1	Internal valuation model (3)	Default rate	0%–8%	1%
			Credit correlation	43%–100%	66%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0%–89%	55%

Long-term debt	794	Internal valuation model (3)	IR – IR correlation	23%–100%	75%
			FX – IR correlation	11%–52%	39%
			FX – FX correlation	41%–65%	53%
			Equity – IR correlation	25%–25%	25%
			Equity – FX correlation	-17%–17%	0%
			Equity correlation	3%–100%	90%
			Equity volatility	9%–121%	34%
			Default rate	0%–8%	1%
			Credit correlation	19%–100%	64%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
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
(4) Discount margin
The discount margin is the portion of the interest rate over a benchmark market interest rate such as Tokyo Interbank Offered Rate (“TIBOR”) or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.
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

F-
101

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2021 and 2022:

2021	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	85	—	3	82	167
Loans held-for-sale	22	—	21	1	23
Equity securities (without readily determinable fair values)	3	—	—	3	4
Premises and equipment—net	—	—	—	—	7
Other assets	24	—	—	24	34

Total assets measured at fair value on a nonrecurring basis	134	—	24	110	235

2022	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	81	—	—	81	128
Loans held-for-sale	76	—	27	49	77
Equity securities (without readily determinable fair values)	4	—	3	1	4
Premises and equipment—net	—	—	—	—	13
Other ass e ts	—	—	—	—	3

Total assets measured at fair value on a nonrecurring basi s	161	—	30	131	225

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
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

The fair values of non-marketable equity securities adjusted based on observed transaction prices are mainly classified as Level 2.

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
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. Only an immaterial amount included in Long-term debt in the statement of financial position is not eligible for fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥14 billion and ¥90 billion at March 31, 2021 and 2022, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥(10) billion and ¥38 billion for the fiscal years ended March 31, 2021 and 2022, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
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
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥186 billion and ¥207 billion at March 31, 2021 and 2022, respectively, were not included in the disclosure.
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
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2021 and 2022.

F-1
05

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2021 and 2022, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	2021
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	63,910	63,910	47,441	16,469	—
Investments	887	904	490	414	—
Loans, net of allowance for loan losses (Note)	87,708	88,845	—	—	88,845
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	53,278	53,278	—	53,278	—
Interest-bearing deposits	118,860	118,849	—	118,849	—
Due to trust accounts	381	381	—	381	—
Other short-term borrowings	9,086	9,086	—	9,086	—
Long-term debt	9,034	9,219	—	7,847	1,372

	2022
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	68,366	68,366	50,628	17,738	—
Investments	1,519	1,466	485	981	—
Loans, net of allowance for loan losses (Note)	89,264	90,576	—	—	90,576
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	58,054	58,054	—	58,054	—
Interest-bearing deposits	121,833	121,807	—	121,807	—
Due to trust accounts	390	390	—	390	—
Other short-term borrowings	7,567	7,567	—	7,567	—
Long-term debt	9,849	9,681	—	8,162	1,519

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

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

F-10
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2021 and 2022. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

					Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Financial instruments (4)	Cash collateral	Net amounts

	(in billions of yen)
2021
Assets (1) :
Derivatives	8,625	—	8,625	(5)	(6,323)	(588)	1,714
Receivables under resale agreements	11,623	—	11,623	(6)	(10,478)	—	1,145
Receivables under securities borrowing transactions	2,694	—	2,694	(7)	(2,621)	—	73

Total	22,942	—	22,942		(19,422)	(588)	2,932

Liabilities (1) :
Derivatives	8,252	—	8,252	(5)	(6,033)	(933)	1,286
Payables under repurchase agreements	18,607	—	18,607	(6)	(17,979)	—	628
Payables under securities lending transactions	1,208	—	1,208	(7)	(953)	—	255

Total	28,067	—	28,067		(24,965)	(933)	2,169

2022
Assets (1) :
Derivatives	9,723	—	9,723	(5)	(7,232)	(891)	1,600
Receivables under resale agreements	12,751	—	12,751	(6)	(11,437)	—	1,314
Receivables under securities borrowing transactions	2,339	—	2,339	(7)	(2,299)	—	40

Total	24,813	—	24,813		(20,968)	(891)	2,954

Liabilities (1) :
Derivatives	9,770	—	9,770	(5)	(6,716)	(1,329)	1,725
Payables under repurchase agreements	20,070	—	20,070	(6)	(19,366)	—	704
Payables under securities lending transactions	1,361	—	1,361	(7)	(1,164)	—	197

Total	31,201	—	31,201		(27,246)	(1,329)	2,626

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

F-10
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥8,168 billion and ¥7,652 billion, respectively, at March 31, 2021, and ¥9,326 billion and ¥9,235 billion, respectively, at March 31, 2022.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥10,551 billion and ¥18,321 billion, respectively, at March 31, 2021, and ¥11,537 billion and ¥19,505 billion respectively, at March 31, 2022.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥2,694 billion and ¥958 billion, respectively, at March 31, 2021, and ¥2,339 billion and ¥1,172 billion respectively, at March 31, 2022.

29. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2021 and 2022:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total

	(in billions of yen)
2021
Repurchase agreements	9,459	3,586	4,315	1,247	18,607
Securities lending transactions	943	15	—	250	1,208

Total	10,402	3,601	4,315	1,497	19,815

2022
Repurchase agreements	7,011	10,621	1,340	1,098	20,070
Securities lending transactions	1,098	74	—	189	1,361

Total	8,109	10,695	1,340	1,287	21,431

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2021 and 2022:

	Repurchase agreements	Securities lending transactions

	(in billions of yen)
2021
Japanese government bonds and Japanese local government bonds	1,787	352
Foreign government bonds and foreign agency mortgage-backed securities	15,917	131
Commercial paper and corporate bonds	284	57
Equity securities	544	654
Other	75	14

Total	18,607	1,208

2022
Japanese government bonds and Japanese local government bonds	1,714	217
Foreign government bonds and foreign agency mortgage-backed securities	17,445	90
Commercial paper and corporate bonds	271	52
Equity securities	609	989
Other	31	13

Total	20,070	1,361

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
30. Related party transactions
The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2021 and 2022, the aggregate loans to the Group’s equity method investees amounted to ¥550 billion and ¥604 billion, respectively, and outstanding loans to MHFG Group’s directors, executive officers, and other related parties were not considered significant. There were no loans to related parties that were considered nonaccrual. During the fiscal years ended March 31, 2021 and 2022, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. See Note 20 “Pension and other employee benefit plans” for further details. In addition, the other transactions with the related parties excluding loan transactions and partial withdrawal of assets from employee retirement benefit trusts, are considered immaterial.
Summarized Financial Information of the MHFG Group’s Equity Method Investees
Summarized financial information of the MHFG Group’s equity method investees as of March 31, 2021 and 2022, and for each of the three years ended March 31, 2022, is as follows:

	2021	2022

	(in billions of yen)
Loans	7,521	7,765
Total assets	29,540	30,180
Deposits	10,301	8,713
Total liabilities	27,247	27,474
Total equity	2,293	2,706
Noncontrolling interests	13	14

	2020	2021	2022

	(in billions of yen)
Total interest and dividend income	586	570	625
Total interest expense	198	188	182
Provision (credit) for credit losses	81	91	104
Net interest income after provision (credit) for credit losses	307	291	339
Income before income tax expense	196	237	332
Net income	150	178	246

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

F-1
11

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

	MHFG (Consolidated)
2020 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	693.9	440.5	417.1	414.5	53.3	53.5	2,072.8
General and administrative expenses (3)	670.2	214.8	253.4	202.9	33.1	37.1	1,411.5
Equity in earnings (losses) of equity method investees—net	11.7	2.0	10.4	—	1.3	5.0	30.4
Amortization of goodwill and others	2.8	0.1	0.4	1.1	7.8	1.0	13.2
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	32.6	227.6	173.7	210.5	13.7	14.5	672.6

Fixed assets (5)	517.0	205.7	168.0	96.8	0.1	752.2	1,739.8

	MHFG (Consolidated)
2021 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	697.7	472.8	456.0	490.3	50.8	33.2	2,200.8
General and administrative expenses (3)	639.6	206.5	259.1	217.7	33.0	52.8	1,408.7
Equity in earnings (losses) of equity method investees—net	5.5	3.9	10.9	—	1.1	(1.5)	19.9
Amortization of goodwill and others	2.3	0.1	0.4	0.8	7.6	1.0	12.2
Others	—	—	—	—	—	—	—

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	61.3	270.1	207.4	271.8	11.3	(22.1)	799.8

Fixed assets (5)	543.9	193.5	169.1	98.4	—	750.8	1,755.7

F-1
12

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)
2022 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	713.7	491.7	518.8	378.9	59.5	91.9	2,254.5
General and administrative expenses (3)	621.0	198.1	267.7	227.6	33.4	67.2	1,415.0
Equity in earnings (losses) of equity method investees—net	5.9	3.8	13.2	—	1.4	1.1	25.4
Amortization of goodwill and others	2.2	0.1	0.4	0.8	7.2	1.0	11.7
Others	—	—	—	—	—	—	—

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	96.4	297.3	263.9	150.5	20.3	24.8	853.2

Fixed assets (5)	504.2	160.2	161.5	88.8	—	782.6	1,697.3

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the fiscal years ended March 31, 2020, 2021 and 2022,net gains (losses) related to ETFs and others amounted to ¥10.6 billion, ¥2.0 billion and ¥1.9 billion, respectively, of which ¥7.3 billion, ¥(1.3) billion and ¥2.3 billion are included in “Global Markets Company,” respectively.

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
Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the fiscal years ended March 31, 2020, 2021 and 2022 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at March 31, 2021 and 2022 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	2020	2021	2022

	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	672.6	799.8	853.2

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	46.3	6.3	33.7
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(183.3)	(209.9)	(255.9)
Gains on reversal of reserves for possible losses on loans, and others	11.6	4.9	20.8
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	126.6	10.1	(45.8)
Net extraordinary gains (losses)	(19.2)	115.9	44.0
Others	(35.9)	(74.9)	(46.1)

Income before income tax expense under Japanese GAAP	618.7	652.2	603.9
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	111.2	(86.4)	(124.0)
Investments	(480.9)	523.5	(600.1)
Loans	(3.0)	(16.9)	(18.3)
Allowances for credit losses (1)	0.7	83.3	51.5
Premises and equipment	(96.1)	(56.5)	(68.5)
Land revaluation	2.1	6.4	6.4
Business combinations	6.0	(1.0)	6.9
Pension liabilities	(56.7)	(153.2)	(94.4)
Consolidation of variable interest entities	39.3	104.6	42.3
Foreign currency translation	17.3	(31.5)	(51.0)
Others	(5.1)	4.3	2.8

Income before income tax expense under U.S. GAAP	153.5	1,028.8	(242.5)

F-1
14

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2020	2021	2022

	(in billions of yen)
Fixed assets	1,739.8	1,755.7	1,697.3

U.S. GAAP adjustments (2)	887.2	816.1	717.6

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,627.0	2,571.8	2,414.9

Notes:
(1)
The MHFG Group adopted ASU
No.2016-13,
2019-04,
2019-05,
and
2019-11
on April 1, 2020. Allowances for credit losses for the fiscal years ended March 31, 2021 and 2022 substitute allowances for loan losses and off-balance-sheet
instruments for the fiscal year ended March 31, 2020.

(2)
The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from right-of-use
assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

F-1
15

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total

	(in billions of yen)
Fiscal year ended March 31, 2020:
Total revenue (1)	1,681.0	801.5	95.1	270.4	610.9	3,458.9
Total expenses (2)	2,008.9	679.2	41.5	239.1	336.7	3,305.4

Income (loss) before income tax expense (benefit)	(327.9)	122.3	53.6	31.3	274.2	153.5

Net income (loss)	(312.8)	100.4	51.5	23.6	243.6	106.3

Total assets at end of fiscal year	137,470.4	34,650.4	4,137.3	15,487.0	19,473.7	211,218.8

Fiscal year ended March 31, 2021:
Total revenue (1)	2,290.8	503.8	154.5	188.7	360.1	3,497.9
Total expenses (2)	1,918.2	243.5	14.4	115.8	177.2	2,469.1

Income before income tax expense	372.6	260.3	140.1	72.9	182.9	1,028.8

Net income	235.6	227.4	137.2	60.9	156.9	818.0

Total assets at end of fiscal year	152,613.7	31,939.9	4,405.3	14,150.6	18,542.0	221,651.5

Fiscal year ended March 31, 2022:
Total revenue (1)	991.1	562.9	41.7	184.8	333.2	2,113.7
Total expenses (2)	1,713.8	265.0	19.0	189.2	169.2	2,356.2

Income (loss) before income tax expense (benefit)	(722.7)	297.9	22.7	(4.4)	164.0	(242.5)

Net income (loss)	(509.0)	275.2	18.3	(16.3)	130.3	(101.5)

Total assets at end of fiscal year	155,111.2	36,765.7	3,667.9	15,795.9	20,210.0	231,550.7

Notes:
(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for credit losses and Noninterest expenses.

F-11
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Mizuho Financial Group, Inc., parent company
The following tables present the parent company only financial information of MHFG:
Condensed balance sheets

	2021	2022

	(in millions of yen)
Assets:
Cash and due from banking subsidiaries	44,619	51,356
Interest-bearing deposits in banking subsidiaries	347	414
Investments in subsidiaries and affiliated companies:
Banking subsidiaries	8,561,350	8,102,149
Non-banking subsidiaries and affiliated companies	1,241,783	878,776
Long-term loans receivable from subsidiaries:
A banking subsidiary	7,851,894	7,942,367
A non-banking subsidiary	—	399,000
Other	549,068	648,946

Total	18,249,061	18,023,008

Liabilities and shareholders’ equity:
Short-term borrowings from a banking subsidiary	850,000	755,000
Long-term debt	7,875,414	7,957,710
Other liabilities	418,409	396,086
Shareholders’ equity	9,105,238	8,914,212

Total	18,249,061	18,023,008

F-11
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of income

	2020	2021	2022

	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:

Banking subsidiaries	23,824	214,473	197,717
Non-banking subsidiaries and affiliated companies	12,850	17,499	82,105
Management fees from subsidiaries	38,004	36,334	40,462
Interest income on loans and discounts	123,354	128,697	133,215
Gains on disposal of premises and equipment	10,866	—	—
Gains on sales of investments in subsidiaries	—	40	53,005
Other income	7,088	11,970	11,319

Total	215,986	409,013	517,823

Expenses:
Operating expenses	38,951	37,979	43,192
Interest expense	126,516	130,812	130,453
Losses on sales of investments in a subsidiary	—	—	26,606
Other expense	25,313	8,842	5,946

Total	190,780	177,633	206,197

Equity in undistributed net income (loss) of subsidiaries	130,930	341,369	(505,891)

Income (loss) before income tax expense (benefit)	156,136	572,749	(194,265)
Income tax expense (benefit)	5,941	(9,016)	(89,543)

Net income (loss )	150,195	581,765	(104,722)

F-11
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2020	2021	2022

	(in millions of yen)
Cash flows from operating activities:

Net income (loss)	150,195	581,765	(104,722)
Adjustments and other	(92,059)	(390,748)	351,484

Net cash provided by operating activities	58,136	191,017	246,762

Cash flows from investing activities:
Net change in loans	(1,496,047)	(1,167,385)	(72,313)
Purchases of premises and equipment	(43,406)	(41,382)	(26)
Proceeds from sales of premises and equipment	209,657	55,624	11
Proceeds from sales of investments in subsidiaries	245	125	452,500
Net change in other investing activities	(5,395)	(1,370)	223

Net cash provided by (used in) investing activities	(1,334,946)	(1,154,388)	380,395

Cash flows from financing activities:
Net change in short-term borrowings	(85,505)	(10,000)	(95,000)
Proceeds from issuance of long-term debt	1,531,047	1,477,385	930,033
Repayment of long-term debt	(35,000)	(310,000)	(1,256,720)
Purchases of treasury stock	(1,441)	(1,849)	(1,927)
Dividends paid	(190,386)	(190,498)	(196,783)
Net change in other financing activities	962	65	44

Net cash provided by (used in) financing activities	1,219,677	965,103	(620,353)

Net increase (decrease) in cash and cash equivalents	(57,133)	1,732	6,804
Cash and cash equivalents at beginning of fiscal year	100,367	43,234	44,966

Cash and cash equivalents at end of fiscal year	43,234	44,966	51,770

9

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 21, 2022 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2022 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated November 22, 2021 (English Translation)

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2021 (English Translation)*

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021
**
Incorporated by reference to our annual report on Form
20-F
(No.
001-33098)
filed on July 3, 2018, except Exhibit A thereto. For the latest Exhibit A, see Exhibit 2.1 to our annual report on Form
20-F
(No.
001-33098)
filed on July 2, 2021.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Masahiro Kihara
Name:	Masahiro Kihara
Title:	President & Group CEO
July 1, 2022