Form 20-F
period 2023-03-31
MIZUHO FINANCIAL GROUP INC
filed 2023-06-28
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended March 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Yasutoshi Tanaka,
+81-3-5224-1111,
+81-3-5224-1059,
address is same as above
(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
American depositary shares, each of which represents two shares of common stock Common Stock, without par value *	MFG	The New York Stock Exchange
Securities registered or to be registered pursuant to Section12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At March 31, 2023, the following shares of capital stock were issued:
2,539,249,894
shares of common stock (including 826,676 shares of common stock held by the registrant as treasury stock).

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
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
3.A. Selected Financial Data
The following table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2019, 2020, 2021, 2022 and 2023 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.
The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2019, 2020, 2021, 2022 and 2023 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, an independent registered public accounting firm.
You should read the selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2019	2020	2021	2022	2023

	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥2,207,443	¥2,151,172	¥1,456,556	¥1,443,941	¥3,388,791
Interest expense	1,313,476	1,271,381	467,939	374,132	2,180,064

Net interest income	893,967	879,791	988,617	1,069,809	1,208,727
Provision (credit) for credit losses	32,459	156,200	112,776	214,408	93,753

Net interest income after provision (credit) for credit losses	861,508	723,591	875,841	855,401	1,114,974
Noninterest income	1,222,371	1,307,740	2,041,320	669,790	888,103
Noninterest expenses	1,998,819	1,877,841	1,888,397	1,767,679	1,933,907

Income (loss) before income tax expense (benefit)	85,060	153,490	1,028,764	(242,488)	69,170
Income tax expense (benefit)	9,335	47,175	210,716	(141,017)	35,142

Net income (loss)	75,725	106,315	818,048	(101,471)	34,028
Less: Net income (loss) attributable to noncontrolling interests	(8,746)	(43,880)	236,283	3,251	48,037

Net income (loss) attributable to MHFG shareholders	¥84,471	¥150,195	¥581,765	¥(104,722)	¥(14,009)

Net income (loss) attributable to common shareholders	¥84,471	¥150,195	¥581,765	¥(104,722)	¥(14,009)
Amounts per share (1) :
Basic earnings per common share—net income (loss) attributable to common shareholders	¥33.31	¥59.19	¥229.27	¥(41.28)	¥(5.52)
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥33.30	¥59.19	¥229.26	¥(41.28)	¥(5.52)
Number of shares used to calculate basic earnings per common share (in thousands)	2,536,238	2,537,368	2,537,513	2,537,051	2,536,596
Number of shares used to calculate diluted earnings per common share (in thousands)	2,536,690	2,537,526	2,537,602	2,537,051	2,536,596
Cash dividends per share (2)(3) :
Common stock	¥75.00	¥75.00	¥75.00	¥80.00	¥85.00
	$0.68	$0.70	$0.68	$0.66	$0.64

	As of and for the fiscal years ended March 31,
	2019	2020	2021	2022	2023

	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥197,611,195	¥211,218,760	¥221,651,474	¥231,550,704	¥248,780,722
Loans, net of allowance	82,492,742	87,087,233	87,930,018	89,480,766	93,474,798
Total liabilities	188,109,702	202,043,136	211,963,317	222,108,473	239,055,588
Deposits	138,296,916	144,948,667	151,010,604	157,178,284	164,935,625
Long-term debt	11,529,400	10,346,152	11,706,471	12,578,216	14,893,023
Common stock	5,829,657	5,827,500	5,826,863	5,816,834	5,832,729
Total MHFG shareholders’ equity	8,726,519	8,512,365	9,105,238	8,914,212	8,915,491
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	0.04%	0.07%	0.26%	(0.04)%	(0.01)%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	1.11%	1.95%	7.50%	(1.30)%	(0.16)%
Dividends per common share as a percentage of basic earnings per common share	225.16%	126.71%	32.71%	(193.80)%	(1,539.86)%
Average MHFG shareholders’ equity as a percentage of total average assets	3.71%	3.81%	3.43%	3.46%	3.46%
Net interest income as a percentage of total average interest-earning assets	0.48%	0.48%	0.48%	0.50%	0.54%

Notes:

(1)
Mizuho Financial Group adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares effective as of October 1, 2020. For purposes of the amounts per share, we have assumed the effective date of the share consolidation to be April 1, 2018.

(2)
Yen amounts are expressed in U.S. dollars at the rate of ¥110.68= $1.00, ¥107.53= $1.00, ¥110.61= $1.00, ¥121.44= $1.00 and ¥132.75= $1.00 for the fiscal years ended March 31, 2019, 2020, 2021, 2022 and 2023, respectively. These rates are the noon buying rates on the respective fiscal year-end
dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

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
Following the adoption of the Paris Agreement in 2015, measures to reduce greenhouse gases that are seen as the cause of climate change have been promoted globally. As the participating nations agreed on the target to limit the temperature increase to 1.5 degrees Celsius above pre-industrial
levels at the UN Climate Change Conference in Glasgow (COP26) held in 2021, and such target was reaffirmed at COP27 held in 2022, governments and others have been accelerating their measures to counter climate change, and addressing climate change risks, among various environmental and social issues, has become increasingly important.
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
In light of the LIBOR manipulation scandal that surfaced in 2012, many financial authorities around the world have commented on a transition to the risk-free rate as the benchmark interest rate to improve reliability and transparency. In addition, in July 2017, the Chief Executive of the Financial Conduct Authority of the United Kingdom (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to present rates for the calculation of the LIBOR benchmark after 2021. Later in March 2021, ICE Benchmark Administration Limited (“IBA”), the administrator of LIBOR, announced that it would cease the publication of JPY, GBP, EUR, CHF LIBOR and certain USD LIBOR settings immediately after the end of 2021 and cease the publication of the remaining USD LIBOR settings after the end of June 2023. Since December 2021, IBA has ceased the publication of JPY, GBP, EUR and CHF LIBOR, and the
1-week
and
2-months
USD LIBOR as scheduled.

We have taken measures to prepare us for the cessation of publication of LIBOR and the shift to a successor interest rate benchmark across the entire group, and the transition to the successor benchmark is progressing as planned, including the remaining USD LIBOR, the publication of which will cease at the end of June 2023. Issues such as the transition of a particular benchmark to a replacement rate could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. As a result, the transition could, for example, cause hedging accounting items to be derecognized and increase litigation risks regarding our existing products and services, which could adversely impact our profitability. There can be no assurance that a change in the benchmark interest rate and related valuation methods will not have a material adverse effect on our financial condition and results of operations. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.
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
Our business could be significantly disrupted due to natural disasters, terrorism, outbreaks of infectious diseases, accidents or other causes.
Our headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes and typhoons as well as from acts of terrorism and other criminal acts. In addition, our business could be materially disrupted as a result of an outbreak of infectious disease. Our business, financial condition and results of operations could be adversely affected if our recovery efforts, including our implementation of contingency plans that we have developed such as establishing back-up
offices, are not effective in preventing significant disruptions to our business operations caused by such natural disasters, terrorism, other criminal acts and outbreaks of infectious diseases. For example, massive natural disasters such as the March 2011 Great East Japan Earthquake, or outbreaks of infectious diseases such as the Coronavirus Disease 2019
(COVID-19)
Pandemic may have various adverse effects, including a deterioration in economic conditions, declines in the business performance of many of our corporate customers and declines in stock prices. As a result, our financial condition and results of operations could be materially and adversely affected due to an increase in the amount of problem loans and credit-related costs as well as an increase in unrealized losses on, or losses from sales of, equity securities and financial products.
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
We hold a significant amount of bonds, consisting mostly of Japanese government bonds, as well as U.S. Treasury bonds and other instruments primarily for the purpose of investment and in our trading account. For example, following the U.S. interest rate rises since early 2022, we recorded significant trading account losses for the fiscal year ended March 31, 2022 and 2023 with respect to our holding of foreign bonds. As a result of such holdings, an increase in interest rates, primarily yen interest rates and U.S. dollar interest rates, could lead to unrealized losses of bonds or losses from sales of bonds. In addition, due mainly to differences in maturities between financial assets and liabilities, changes in interest rates could have an adverse effect on our average interest rate spread. We manage interest rate risk under our risk management policies, which provide for adjustments in the composition of our bond portfolio and the utilization of derivatives and other hedging methods to reduce our exposure to interest rate risk. However, in the event of significant changes in interest rates, including as a result of a change in Japanese or U.S. monetary policy, increased sovereign risk due to deterioration of public finances and market trends, our financial condition and results of operations could be materially and adversely affected.
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
For example, assuming a downgrade occurred on March 31, 2023, the additional collateral requirement in connection with our derivative contracts if other conditions remain unchanged, would have been approximately ¥8.5 billion for a one-notch
downgrade and approximately ¥25.1 billion for a
two-notch
downgrade.
Failure to maintain capital adequacy ratios and other regulatory standards above minimum required levels could have material adverse effects.
Capital adequacy regulations
We are subject to capital adequacy regulations as prescribed by the Financial Services Agency (including regulations pertaining to additional capital buffers for “global systemically important banks”
(G-SIBs)
as a result of our designation as a
G-SIB)
based on the Basel III rules text issued by the Basel Committee on Banking Supervision (which provides a detailed description of international standards for bank capital and liquidity), both on a consolidated basis and with respect to each of our principal banking subsidiaries. The revised capital adequacy regulations based on the finalized Basel III reforms published by the Basel Committee on Banking Supervision will be applied to us from the end of March 2024. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”
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
Leverage ratio regulations
We are subject to leverage ratio regulations as prescribed by the Financial Services Agency based on the Basel III rules text issued by the Basel Committee on Banking Supervision, both on a consolidated basis and with respect to each of our principal banking subsidiaries. The regulations pertaining to leverage ratio buffers for
G-SIBs
based on the finalized Basel III reforms published by the Basel Committee on Banking Supervision have been implemented from the end of March 2023. In addition, the amendments to the leverage ratio calculation method based on such finalized reforms will be implemented from the end of March 2024. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Japan— Leverage Ratio.”
If the leverage ratio of us or our principal banking subsidiaries falls below a certain ratio, the Financial Services Agency could require us to take corrective actions, including, depending on the level of deficiency, the submission of a plan to limit the outflow of capital or an improvement plan that would strengthen the capital base, a reduction (or slowing of increase) of total assets, a reduction in the size of some business operations, a disposition of subsidiary shares and a suspension of all or a portion of business operations. In addition, some of our banking subsidiaries are subject to leverage ratio regulations in foreign jurisdictions and regions where they operate such as the United States, and in the event of a violation of these regulations, they could be subject to various restrictions and orders from local authorities. Such events could adversely affect our business, financial condition and results of operations.
Total Loss Absorbing Capacity (TLAC) regulations
As we have been designated as a
G-SIB,
we and our material subsidiaries are subject to total loss absorbing capacity (TLAC) regulations as prescribed by the Financial Services Agency based on “Principles on Loss-absorbing and Recapitalisation Capacity of
G-SIBs
in Resolution” issued by the Financial Stability Board. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Japan—Total Loss Absorbing Capacity.”
If our external TLAC ratio or the internal TLAC amounts of our material subsidiaries fall below a certain threshold, the Financial Services Agency could require the submission of a plan to improve such external TLAC ratio or internal TLAC amounts or may issue a business improvement order which could include various restrictions on, or suspension of portions of, our business. Such events could adversely affect our business, financial condition and results of operations.
Capital procurement
The capital raising that we conduct in light of our regulatory capital requirements, including those conducted in response to TLAC requirements but excluding Common Equity Tier 1 capital requirements, consists primarily of the issuance of debt instruments. In the event of a deterioration in our financial condition or results of operations, a downgrade in our credit rating, or the spread of negative rumors or other reputational damage, an economic downturn in Japan or overseas, financial system instability or financial market turmoil, we may become unable to raise capital at commercially reasonable costs, or at all, which may prevent us from maintaining or improving our capital adequacy ratios in accordance with our plans. Such events could adversely affect our business, financial condition and results of operations.
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
Transactions with state sponsors of terrorism may lead some potential customers and investors to avoid doing business with us or investing in our securities or have other adverse effects.
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
We have been implementing strategic initiatives and measures in various areas. In May 2023, we announced our medium-term business plan for the three fiscal years ending March 31, 2026. However, we may not be successful in implementing such initiatives and measures, or even if we are successful in implementing them, the implementation of such initiatives and measures may not have their anticipated effects. In addition, we may not be able to meet the key targets announced due to these or other factors, including, but not limited to, differences in the actual economic environment compared to our assumptions, as well as the risks enumerated in these “Risk Factors.”
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
Our business depends on maintaining the trust of our customers, employees and other stakeholders in the economy and society. In the event that the services provided and activities conducted by us and our officers and employees are assessed as deviating significantly from the expectations and requests of our stakeholders, tangible and intangible losses, and a negative impact on our brand and reputation may result. We endeavor to prevent such reputational risks from materializing by capturing them at an early stage and responding appropriately. However, in the event that such initiatives are inadequate and the results thereof fail to meet the expectations and requests of our stakeholders, our business, financial condition, results of operations and the price of our securities could be materially and adversely affected.
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
In April 2023, we established a venture capital firm, Mizuho Innovation Frontier Co., Ltd. (“MHIF”), for the purpose of promoting both business and technological advances in each of the Mizuho group’s companies. The establishment of MHIF is a direct response to the recent ever-growing demand for innovative business expansion and the modernization of existing business platforms in the financial industry amidst the significant changes that industrial structures and the social and economic environment are experiencing, and is also our response to promote and support new business initiatives, the expansion of existing business, and overall innovation within the Mizuho group.
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
We worked to realize our medium-term business plan spanning a five-year period starting from the fiscal year ended March 31, 2020. The plan is titled
5-Year
Business Plan: Transitioning to the Next Generation of Financial Services. In addition to megatrends, such as digitalization, an aging society with a low birthrate and globalization, the global spread of
COVID-19
triggered irreversible structural changes in people’s lifestyles, economies and societies, and our customers’ lifestyles and corporate activities were changed greatly and at a rapid speed. We have continued to steadily uphold the social responsibilities required of a financial institution through the demonstration of our stable business operations and financial functions, while endeavoring to create new value by addressing the issues faced by our customers with the group-wide capabilities we cultivated as a result of our business and financial structure reforms.
As for our business, we worked to go beyond the conventional boundaries of finance in order to provide optimal services and solutions utilizing our non-financial
capabilities. Moreover, looking ahead to a
post-COVID-19
world, we also worked to expand our business domains by capturing the changes faced by individuals and businesses. In the fiscal year ended March 31, 2023, as new initiatives, we invested in Rakuten Securities, Inc. with the aim of realizing a fully-fledged hybrid comprehensive asset management consulting service that meets the needs of individual customers, and in the digital domain, we invested in Kredivo Holdings Ltd., an Indonesian digital finance company. On the other hand, LINE Bank Preparatory Company, which was established in May 2019, decided to halt their project for launching a new bank.
For more information on the initiatives that we have taken in the fiscal year ended March 31, 2023, see “—Group Operations—Group Management Structure.”
As for our finances, we worked to reallocate corporate resources and strengthen our stable revenue base in order to enable us to accelerate the transformation of our business portfolio to be more efficient and capable of capturing stable revenue streams. In the fiscal year ended March 31, 2023, based on our steady progress on accumulating capital, we were able to provide a dividend increase for the second consecutive fiscal year following the fiscal year ended March 31, 2022.

As for our corporate foundations, we established the position of Chief Culture Officer (Group CCuO) to implement planning and promotion in respect of the transformation of our corporate culture and initiatives to enhance communication, under which we established the Culture Transformation Project Team (renamed the Corporate Culture Office). In addition, in order to realize the growth of each and every employee, flexible deployment of talent in line with our business strategies and development of business-leading talent, we decided to build a new human resources framework for all five core group companies, namely, Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd. and Mizuho Research & Technologies, Ltd., the transition to which is scheduled for completion in April 2024, and started to implement individual initiatives one by one.
In addition to the above-mentioned initiatives, we have proceeded with initiatives such as the creation of new business opportunities and the expansion of solution domains through the use of digital technology and open collaboration with third parties, including those in other industries.
Business Improvement Plan relating to Incidents of System Failure
On November 26, 2021, Mizuho Financial Group and Mizuho Bank received a business improvement order from the Financial Services Agency of Japan, pursuant to the provisions of Article
52-33,
Paragraph 1 and Article 26, Paragraph 1 of the Banking Act of Japan. In accordance with the order, Mizuho Financial Group and Mizuho Bank submitted a business improvement plan to the Financial Services Agency of Japan on January 17, 2022, and have continued to steadily implement our measures to prevent further incidents and further enhanced our multilayered system failure response capabilities. In addition, on November 26, 2021, Mizuho Bank received a corrective action order from the Ministry of Finance of Japan, pursuant to the provisions of Article
17-2,
Paragraph 1 of the Foreign Exchange and Foreign Trade Act of Japan, in regard to the performance of the confirmation obligations of banks under Article 17 of said act. Accordingly, Mizuho Bank formulated measures to improve its operations and prevent further incidents, established an audit framework and undertook other initiatives in line with such order, and submitted a report on these initiatives to the Ministry of Finance of Japan on December 17, 2021. In addition to the steady implementation and continuation of the measures to prevent further incidents, Mizuho Bank has reassessed the causes behind the system failures and worked on appropriately restructuring its internal management systems in relation to foreign exchange laws and regulations.
We completed all measures stipulated in the business improvement plan by September 2022, as scheduled. Since then, we have established a structure for continued operations, and as of the end of March 2023, we confirmed that the first round of inspections and other improvement measures had been carried out and are establishing themselves as self-governing practices in the workplace. Various inspections aimed at preventing further system failures, and quick response in the event of a failure through training as well as a visualization of system configurations and work lines have been entrenched, and as a result, the occurrence of system failures that have a significant impact on customers has been curtailed. Additionally, we are continuing the practice of formulating and promoting preventative measures for strengthening IT governance, which are based on understanding on-site
situations and personnel management. With regard to the initiatives to utilize feedback from customers and employees and to transform our corporate culture, we are continuing improvement activities by establishing frameworks and infrastructures. With regard to legal compliance, procedures and structures related to foreign exchange laws and regulations have been established, and we are continuing to promote self-governing practices by ensuring the dissemination of essential understanding through various inspections, training and other measures. For supervisory functions, we are implementing initiatives to enhance our effective governance structure. In the future, in order to ensure the continued operation of the plan while maintaining the effectiveness of the improvements we have made, we will continue to implement effective initiatives in conjunction with tireless efforts to not allow memories of system failures to fade into the past.
We will, once again, be more conscientious of our social role and public mission as a financial group and devote all of our energies to our commitment to a customer-focused mindset and the stabilization of our operations with the aim to be a company that is beneficial to our customers and society. All of our directors, executive officers and employees will make concerted efforts so that we can become a company that is truly trusted by our customers and society.
Medium-term business plan
In light of the drastic changes in and increasing complexity of the external and internal business environments, we redefined our Corporate Identity, which is the foundation of what it means to be a Mizuho employee. In addition, upon determining the direction of Mizuho’s long-term growth, we established a new medium-term business plan (from the fiscal year ending March 31, 2024 to the fiscal year ending March, 31 2026) beginning one year before the originally scheduled completion of the
5-Year
Business Plan (from the fiscal year ended March 31, 2020 to the fiscal year ending March 31, 2024). The targets of the new medium-term business plan are based on the assumption that the
5-Year
Business Plan’s final year targets will have been met.
The three years of the new medium-term business plan will be focused on connecting the initiatives being carried out across Mizuho and creating new solutions to the challenges facing our clients and society as a whole. Our basic policy will be to make the most effective use of corporate resources through a flexible business development approach that centers on sustainability and, together with our clients and society, build the cornerstone of future sustainable growth and prosperity.
Mizuho aims to contribute to personal well-being and to the achievement of a sustainable society and economy supporting it. To this end, we have identified priority areas for resolving societal issues and accomplishing sustainable growth. These themes clarify what we need to focus on in our business in order to achieve our vision for the world ten years in the future. Further, we are enhancing our corporate foundations towards achievement and growth in this regard.
Priority business domains
(1) Business focus areas

•	Support for the doubling of asset-based income

•
Expand the asset building business with Nippon Individual Savings Accounts (NISA) as a jumpstart measure. In addition, by leveraging our group-wide strengths and strengthening our consulting personnel, address asset management needs and asset succession needs and grow together with our customers.

•	Enhancing customer touchpoints

•
Thoroughly pursue convenience by utilizing exhaustive digitalization and collaboration with other companies, increase the attractiveness of deposit accounts and acquire a customer base for stable personal deposits and for future asset management and succession business.

•	Enhancing the competitiveness of Japanese corporations

•
Provide thorough support, including the provision of support to large corporations to transform their business structures mainly for the purpose of addressing sustainability and provision of strategic approaches with a focus on mid-cap
companies, to our corporate clients so that they will be able to increase their corporate value and to achieve business growth, and thereby contribute to the enhancement of the global competitiveness of Japanese corporations.

•	Sustainability and innovation

•
Establish a financing framework for the transition of industry and business structures. In addition, support start-up
companies and the establishment of new technologies, including support in addressing sustainability, and create new business opportunities beyond the boundaries of finance.

•	Global Corporate & Investment Banking (CIB) business model

•
Proactively invest corporate resources in the Americas and Asia, which are growth fields; in the Americas, further deepen the Corporate & Investment Banking (CIB) business model (the business model that integrates loan transactions using Mizuho Bank’s balance sheet and capital market products and provides such integrated services and products); and, in Asia, achieve regional growth through utilizing our branch networks in the region and a flexible business development approach that identifies the targets of each country.

(2) Enhancing our corporate foundations which support our growth

•	Corporate culture transformation

•	Enhance engagement with our employees and clients through seamlessly promoting internal communication (transformation of our culture) and brand communication (strengthening of our brand).

•	Human capital enhancement

•
Strengthen our human capital through an approach that thoroughly implements strategic human resource allocation, such as employee rotation in line with strategies and development of executive leaders, and an approach that values the narratives of employees, such as supporting employees’ career development and ensuring supportive working environments.

•	Digital transformation (DX)

•
Strengthen the foundations for digital transformation by scaling incubation that leverages our group’s strengths to the fullest extent; by improving productivity through, among others, digitalization of operations; by developing employees who can realize the Mizuho DX strategy; and by utilizing data and other matters.

•	IT reforms

•
Promote IT reforms by optimizing the IT system structure, developing and operating IT systems together with users, upgrading our investment management and taking other measures to expand IT investments needed to realize our business strategies.

•	Maintenance of stable business operations

•	Prevent memories of system failures from fading into the past and enhance our ability to respond to crises during times of regular business operations.

•	Continuously upgrade our cybersecurity framework suited to the G-SIBs.

•	Further strengthen and expand the framework of measures for anti-money laundering (AML) and countering the financing of terrorism (CFT).

•	Thoroughly strengthen our global governance and flexibly control risks in light of the external environment.
Sustainability approach and initiatives
We define sustainability as “environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and the Mizuho group’s sustainable and steady growth.” By promoting sustainability initiatives, our group aims to improve our corporate value through the operation of our business giving due regard to creating value for diverse stakeholders and the sustainable and steady growth of the Mizuho group, and to contribute to the achievement of our Sustainable Development Goals (SDGs).
The forward-looking statements in this section are based on judgments made as of March 31, 2023, and our actual results may differ materially from such forward-looking statements due to various factors. See “Forward-Looking Statements.”
Governance, risk management, and strategy in relation to sustainability in general
Governance
Our group’s corporate governance structure is described in “Item 6. C. Board Practices.” Sustainability initiatives, including those addressing materiality, are also managed under this framework.
Our Board of Directors determines our “Basic Policy on Sustainability Initiatives” and other matters and oversees the business execution of duties by directors and executive officers.
The Executive Management Committee deliberates important matters related to business execution concerning sustainability. In addition, the Management Policy Committee and other committees comprehensively deliberate and coordinate various issues related to sustainability across the company and matters important to the group’s business strategy. Moreover, the Sustainability Promotion Committee, which is chaired by our President & Group CEO, deliberates and coordinates initiatives related to environmental and social issues, including responses to climate change and respect for human rights. Also, the Human Resources Strategy Council and the Diversity, Equity and Inclusion Promotion Committee discuss, disseminate and promote human resources development policies and internal environment development policies necessary for human capital management.
Risk management
The Mizuho group has a Risk Appetite Framework (RAF) to enhance corporate value through the integrated management of business and financial strategies and risk management. We have also established a comprehensive risk management system, where we identify and evaluate risks as a whole and control them by classifying risks into categories, such as “credit risk,” “market risk,” “operational risk,” etc., according to risk category and manage such risks according to their characteristics. Within this risk management framework, we recognize the risks associated with sustainability, identify the risks that are important in executing our fiscal year business plans, and control risks based on business strategies and the characteristics of each risk category.
In addition, we have introduced a “top risk management” system, where we select risks that are recognized to have a potential major impact on the Mizuho group. As of May 2023, top risks include, among others, the “worsening impact of climate change” and “stagnation in sustainable growth due to a talent shortage.” The selected top risks are used to strengthen risk control and governance through the consideration of additional measures to enhance risk control, such as preventive measures and follow-up
actions, and incorporating such measures into our fiscal year business plans.
To strengthen management of climate-related risks, we have established our “Basic Policy for Climate-related Risk Management” based on the characteristics of climate-related risks, such as the probability of occurrence, time horizon uncertainty, impact size and transmission through to other risks. In addition, in order to prevent and mitigate negative impacts on the environment and society through investments and loans, we have identified businesses and sectors that are likely to promote negative impacts, and established an “Environmental and Social Management Policy for Financing and Investment Activity.” With regard to human capital risks, such risks are recognized as an operational risk, and we have established a “Basic Policy for Human Resources Risk Management.” We are working to minimize losses and improve operational efficiency by managing human resources in a multifaceted manner and maintaining appropriate working conditions, workplaces, and safety conditions.
Strategy
We will promote our sustainability initiatives with strategies across the group pursuant to our Basic Policy on Sustainability Initiatives that defines our fundamental approach and methods for advancing sustainability initiatives. In addition, based on the expectations of stakeholders for the social impact to be made by the Mizuho group and the importance for the Mizuho group with respect to the medium- to long-term impact on our corporate value and compatibility with the Mizuho group’s strategies and business areas, we identified “materiality” (medium- to long-term priority issues for the sustainable growth and development of Mizuho, our clients, our employees, the economy, society and other stakeholders) and clarified the risks and opportunities faced by Mizuho and our specific initiative plans. When implementing sustainability initiatives, we will, by addressing materiality areas from a long-term perspective, contribute to environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and aim to improve our corporate value through the operation of our business giving due regard to creating value for diverse stakeholders and the sustainable and steady growth of the Mizuho group.

Materiality	Main Initiatives	Relevant Section
Declining birthrate and aging population, plus good health and lengthening lifespans In an age of longer lifespans, provide safe, stable and convenient services tailored to each individual’s needs	• Comprehensive asset management consulting for individual asset formation, management and succession • Improvement of the quality and convenience of both digital and in-person customer channels	• See “Item 4.B. Information on the Company—Business Overview” • Regarding “Environment & society”, also see “—Climate change”
Industry development & innovation Support industry and business development, and create new value on a global basis
•  Initiatives targeting the entire industry, such as support for business and industrial structure transformation to address climate change

•  Social impact creation through support for growth of innovative companies and co-creation
with them

•  Support for business succession by Japanese companies with technological capabilities

Sound economic growth Contribute to economic development by utilizing financial infrastructure functions to respond to changes in the Japanese and global business environment
•  Contribution to the enhancement of corporate value of
mid-cap
companies and revitalization of the Japanese economy

•  Response to asset management needs by strengthening management capabilities and revitalization of origination and distribution

•  Development of CIB (Corporate and Investment Banking) businesses in global capital markets

Materiality	Main Initiatives	Relevant section

Environment & society Cooperate with customers to realize sustainable social development, including environmental conservation
•  Provision of sustainability-driven solutions, support for business structure transformation and propagation of these solutions and support to each corporate segment

•  Implementation of measures addressing environmental and climate change, and initiatives on social issues and human rights

Personnel Based on a corporate culture where employees can act independently, develop a diverse workforce that grows together with customers and society
•  Promotion of group-wide initiatives to transform the corporate culture

•  Development of employees capable of addressing social issues through strategic employee rotation and investment in talent

•  Creation of a supportive working environment and an even more inclusive organization that supports the active participation of diverse personnel
• See “—Human capital”

Governance Implement strong corporate governance and stable operational management to benefit customers and society
•  Strengthening of our operational resilience (crisis response during times of normal operations)

•  Further strengthening and expansion of cybersecurity measures and AML/CFT systems

•  Strengthening of global governance
• See “Item 3.D. Key Information—Risk Factors”
The following subsections are an overview of initiatives to address climate change, which falls under the materiality category of “Environment & society”, and initiatives for human capital, which falls under the materiality category of “Personnel.” In addition, regarding initiatives for other materiality categories, see the relevant sections shown in the right-most column in the table above.
Climate change
Strategy

•
In our “Environmental Policy” and “Mizuho’s Approach to Achieving Net Zero by 2050”, we have clarified our stance on climate change and our aims and actions towards realizing a low-carbon
society, and we have been implementing such initiatives on a group-wide basis. In April 2023, we substantiated and revised our “Net Zero Transition Plan” formulated in 2022 in order to promote our group’s climate change response in a more integrated manner from the perspective of facilitating the real economy transition, capturing business opportunities and risk management. Based on the Net Zero Transition Plan, Mizuho will promote a more integrated and effective response to climate change, and contribute to the realization of a low-carbon
society by 2050 and the building of a society resilient to climate change.

(Recognition of opportunities and risks related to climate change)

•
We see client investment in technological and business model development that leads to decarbonization as a business opportunity for us. Using engagement (constructive dialogue) with our clients as a starting point, we will support our clients’ transition to a low-carbon
society and their response to climate change.

•	As climate-related risks, we are identifying transition and physical risks resulting from climate change and recognizing the expected impacts of risks in individual risk categories.

•
Transition risks: Credit risk related to financing and investment clients who are impacted by more stringent carbon taxes, fuel efficiency regulations or other policies or by delays in shifting to decarbonization and other environmental technologies. Operational risk related to reputational damage from financing fossil fuel projects.

•
Physical risks: Acute risk in the form of damage to our assets (such as data centers) and to customer assets (such as real estate collateral), caused by extreme weather increasing the incidence of wind- and water-related damage. Chronic risk in the form of credit risk arising from deterioration in the macro economy due to increased instances of infectious disease, heatstroke and similar.

(Scenario analysis)

•
We conduct scenario analysis of transition and physical risks (acute risk and chronic risk) in order to ascertain the future impact of climate change on our group portfolio. We conduct the analysis under a number of scenarios, including a 1.5°C scenario, for the purpose of increasing the flexibility of plans and resilience of strategy in anticipation of various future climate change-related circumstances.

Human capital
Strategy

•
With respect to Mizuho’s personnel, who are our largest and most robust operating resources, by thoroughly implementing strategic human resource allocation and conducting human resource management that values the narratives of employees, we will aim to realize balanced human resource management that is both flexible and in line with our business strategy and also aim to ensure that each employee will contribute in their own way and grow together with the company. Specifically, we will work to (i) promote the initiatives to transform our corporate culture, (ii) conduct strategic personnel development by business area and executive succession planning and (iii) ensure supportive working environments and become an even more inclusive organization. We plan to publish our most recent Integrated Report (Annual Review) in July 2023, which will contain more information on this matter.

The table below shows details of human resource management initiatives.

(i) Promote the initiatives to transform our corporate culture on a group-wide basis
Culture and personnel, which are foundational, are essential for ensuring the continuous execution of strategies and for achieving continuous growth, and with the aim of creating an organization where everyone can take the initiative on their own and engage in constructive communication, we will work on internal communication (transforming our corporate culture) and brand communication (strengthening our brand).

–   Promote measures to help ensure that each and every employee will understand sustainability based on revision of our corporate identity.

–   In addition to the internal initiatives, work on reaffirming Mizuho’s external image and rebuilding our brand.

(ii) Develop employees capable of addressing social issues through strategic employee rotation and investment in talent <Talent development policy>
With the aim of building a talent portfolio that balances the career ambitions of each and every employee with each business field’s need for talent to realize its strategies, we will conduct our talent development process strategically by business area on a group wide basis in accordance with the career development stage of each employee and also work on leadership development and executive succession planning for those who lead the firm across businesses.

–   Strengthen personnel capabilities by expanding investment in talent that is necessary for learning, reskilling and upskilling for career development.

–   Promote strategic employee rotation aligned with medium- to long-term business strategies and also upgrade people analytics.

–   Under our Group CEO, promote the Executive Leader Development Program from a medium- to long-term perspective through assignments or the relevant employee’s own initiative.

(iii) Create an engaging work environment that supports the active participation of a diverse workforce and be an even more inclusive organization. <Work environment improvement policy>
With the aim of creating an engaging work environment that will encourage all employees to enjoy a long and fulfilling career at Mizuho and to contribute to the company and work diligently, we will establish an organization where diverse perspectives and values are respected and employees can demonstrate their identity and abilities to the fullest.

–   Establish and transition to a human resource framework that is common to all five core group companies and that supports employees’ challenges, rewards their contributions and provides an engaging work environment, and unify human resource systems.

–   Support workplace-centric efforts for organizational development that focuses on relationships between colleagues and raises motivation and performance across the organization as a whole.

–   Implement initiatives to support employee financial wellness, including provision of frameworks to support employee initiatives to build their assets and opportunities to obtain financial education.

Group Operations
Group Management Structure
We operate our group through five
in-house
companies, which determine and promote strategies group-wide across banking, trust banking, securities and other business areas according to the attributes of customers, and two units that support all of the in-house
companies.
Until March 31, 2023, the company system was classified into the following five in-house
companies and two units: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, the Asset Management Company, the Global Products Unit and the Research & Consulting Unit.

On April 1, 2023, we integrated the Corporate & Institutional Company with the investment banking functions of the Global Products Unit to establish a new Corporate & Investment Banking Company, and the transaction banking functions of the Global Products Unit were separated and became the Global Transaction Banking Unit. In addition, upon the establishment of the Corporate & Investment Banking Company, the Global Corporate Company changed its name to become the Global Corporate & Investment Banking Company.
In the following section, the
in-house
companies and units are referred to by their respective new organizational names. In addition, the descriptions regarding the investment banking functions of the Global Products Unit are included in the subsection entitled Corporate & Investment Banking Company (which has integrated such functions).
Retail & Business Banking Company
The Retail & Business Banking Company is responsible for customer segments consisting of individual customers, SMEs and middle-market corporations, and engages in consulting services that integrate banking, trust banking, securities and other functions within the Mizuho group, as well as providing convenient financial services by leveraging advanced technologies and forming alliances with other companies.
For individual customers, the Retail & Business Banking Company will strive to improve our capacity to provide consulting services, including on asset management and asset succession, while working on the development and provision of convenient services by leveraging advanced technologies and forming alliances with other companies and institutions.
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
tax-exempt
program for small investments, and iDeCo, an individual-type defined contribution pension plan, we will strengthen financial education through seminars.
Furthermore, to support smooth asset succession, we provide products and services that utilize our trust functions such as Multifunctional Safety Trust and will trusts, and inheritance arrangement services.
With respect to the loan business, we have expanded our line of housing loan and card loan products and offer various products and services in response to each customer’s life stage, including products that meet a diverse range of needs, internet-based services and the development of a new business model that utilizes advanced technology.
We also provide products and services to officers and employees of our corporate clients, such as opening accounts for payroll, providing housing loans, management of retirement payments, etc.
In addition, in an effort to increase customer convenience, we have enhanced the efficiency of our branch and ATM network throughout Japan. As part of these efforts, we pushed for banking, trust banking and securities services to be provided at the same location, including by setting up Mizuho Securities’ “Planet Booths” and Mizuho Trust & Banking’s “Trust Lounges” in the branches and offices of Mizuho Bank.
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

In the fiscal year ended March 31, 2023, we concluded a strategic capital and business alliance between Mizuho Securities and Rakuten Securities Holdings in order to jointly realize a “fully-fledged hybrid comprehensive asset management consulting service that meets the needs of all individual customers,” and in the digital domain, we invested in Kredivo Holdings Ltd., an Indonesian digital finance company. On the other hand, we decided to cancel the project to establish LINE Bank due to, among other reasons, changes in social and economic environments, and decided to integrate J. Score and LINE Credit to consolidate corporate resources.
Further, we undertake business related to lottery tickets, such as the sales of lottery tickets issued by prefectures and ordinance-designated cities.
For small- and
medium-sized
enterprises and middle-market firms, the Retail & Business Banking Company provides solutions with respect to both types of needs: management issues such as business development, and the personal issues of customers who are business owners, such as asset inheritance and management, etc.
In response to increasing customer needs related to their growth strategy or business succession in an unclear business environment, we offer multi-layered solutions in response to the various development stages of our customers’ businesses through the combined strength of our entire group, including banking, trust banking and securities, based on a customer-focused approach.
Specifically, we offer syndicated loans, advisory services related to overseas expansions, mergers and acquisitions-related services, and business matching services, depending on the customers’ business strategies, in addition to brokering financial products and expanding the customer base for our trustee business for defined contribution pension plans, combining financial services and advanced advisory services.
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
In order to achieve this goal, we intend to take advantage of our broad customer base, trustworthiness and dependability, as well as our consulting capabilities. At the same time, we intend to collaborate openly with those both inside and outside the Mizuho group to provide new value incorporating both financial and non-financial
products and services, as a partner for individual customers’ life plans and corporate customers’ growth strategies and business succession.
Corporate & Investment Banking Company
The Corporate & Investment Banking Company is responsible for customer segments consisting of large corporations, financial institutions and public-sector entities in Japan, and provides custom-designed solutions for each client on a group-wide basis to meet their needs for both financial or non-financial
products and services through investment banking product functions, such as M&A and businesses related to real estate.
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
Mizuho Bank and Mizuho Securities have introduced a
dual-hat
structure in Japan. Through inter-sectoral group collaboration, they provide our customers with solutions tailored to their capital management, business strategy and financial strategy.
Mizuho Bank and Mizuho Trust & Banking together provide solutions related to real estate, where we have a leading track record in the industry in Japan. They also work together in the areas of pensions, asset securitization, securities management, stock transfer agent matters, consulting matters, etc., in response to our customers’ diversified needs.
For financial institutions, we offer advisory services and solutions, such as advice on financial strategy and proposals on various investment products, by concentrating our diverse financial expertise from each group company to meet the increasingly sophisticated and diversified needs of customers.
For public sector customers, as a leading bank with a wealth of experience and a solid track record, we provide optimal financial services group-wide that include funding support as a trustee and underwriter of public bonds, and services as a designated financial institution. In addition, in the field of revitalizing rural regions in Japan, an important matter to the Japanese economy, we engage in Public Private Partnerships/Private Finance Initiatives (PPP and PFI) projects in collaboration with regional financial institutions, national and regional government entities and their affiliates.
We will build new relationships with customers and endeavor to realize value co-creation
and
co-prosperity
based on changes in customer needs in response to changes in social and industrial structures. To that end, we plan to enhance our risk management services for our customers through products and services such as mezzanine investment and debt financing including preferred shares and subordinated loans.
The environment that our customers are facing is changing rapidly due to such factors as the progress of industry transformation and society’s heightened interest in sustainability, as well as intensified geopolitical risks. Under such circumstances, we strive to become a value co-creation
partner for our customers in order to help them achieve sustainable growth by providing solutions with in-depth
industry- and product-specific knowledge through the combined strength of our banking, trust banking, securities, and research and technology functions.
Global Corporate & Investment Banking Company
The Global Corporate & Investment Banking Company is responsible for customer segments consisting of both Japanese companies operating outside Japan and non-Japanese
companies, and provides various solutions by taking advantage of our deep understanding of our clients’ businesses and our strengths in corporate finance and transaction banking, such as lending and corporate bond underwriting.
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
In anticipation of future growth constraints, such as the phased implementation of Basel regulations and our foreign currency funding capabilities, we will continue our initiatives such as improving our profitability by strengthening current business bases and diversifying our product lineup, the reforming of cost structure and adjusting of our business portfolio through selection and concentration.
Global Markets Company
The Global Markets Company is responsible for market-related businesses, engages in sales and trading services for a wide range of customers, from individuals to institutional investors, by offering market products to meet their risk hedging and asset management needs, and also conducts ALM and investment business, including stable capital raising and balance sheet management as well as management of fixed income, equity and other securities portfolios.
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
With respect to our ALM and investment business, amidst global accelerating inflation and a volatile market environment, through utilizing methodologies including our advanced early warning control, meticulous market analysis and abundant hedging methodologies, we adjust our asset allocation with flexibility to achieve a balance between realized profits and unrealized profits. With respect to ALM, in the face of global monetary tightening led by the US, through flexible balance sheet management and stable fund raising that takes into account changes in the foreign currency deposit-loan ratio, we are supporting our customers’ global businesses. We strive for stable and efficient operations on a global basis to contribute to the well-being of the overall business performance of the Mizuho group.
Moreover, we are promoting sustainability in various functions of sales and trading, investment and fund raising businesses.
In addition, we have been working on maintaining and strengthening our competitiveness by enhancing our infrastructure, including next-generation trading rooms in anticipation of technological progress and our market system based on strategic management resource allocation and cost reduction, and by further strengthening the digital literacy of employees for market business and developing personnel with highly specialized knowledge.

We aim to realize a stable earnings structure in ALM and the investment business and to improve sales and trading services with clearly defined focus areas which enable us to draw on diverse intermediary functions through the market and create diverse value for our customers.
In order to achieve this goal, as a partner with expert knowledge of market mechanisms that has insight into markets, we will aim to enhance our asset allocation and product lineup and aim to establish a stable profit base. At the same time, we will strive to provide appropriate investment opportunities to investors with different risk appetites.
Asset Management Company
The Asset Management Company is responsible for businesses related to asset management, and provides products and services that meet the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group’s banking, trust banking and securities functions as well as Asset Management One Co., Ltd.
For individual customers, we offer investment products that contribute to their medium- to long-term asset formation in order to meet their various needs.
For institutional investors such as pension funds, we make our asset management capabilities more sophisticated and offer comprehensive solution services to meet their diversified and sophisticated asset management needs.
We offer our customers investment products that are best suited to them by strengthening our asset management capabilities in collaboration with our group companies and affiliates such as the New York subsidiary and other foreign subsidiaries of Asset Management One that are established for diversified global investments; Asset Management One Alternative Investments, Ltd. located in Tokyo, that selects and offers hedge funds, and Matthews Asia, an independent, privately owned firm and the largest dedicated Asia investment specialist in the United States.
In addition, in various product fields, we are focusing on developing and offering products through collaboration with BlackRock, Inc. and Partner Group AG.
By providing these solutions, addressing ESG issues through engagement in responsible investment, and seeking efficiency and innovativeness through transformation and operating process reforms, we aim to contribute to the revitalization of financial assets in Japan and realize the medium- to long-term growth of our asset management business.
Global Transaction Banking Unit
The Global Transaction Banking Unit is in charge of providing transaction banking solution services to customers in a wide range of segments, including corporate clients and investors. In April 2023, the transaction banking functions of the Global Products Unit were separated and became the Global Transaction Banking Unit for purposes such as developing a stable settlement infrastructure from a medium- to long-term perspective, producing solutions integrated on a global level and enhancing our planning functions for our next-generation settlement infrastructure strategy. We aim to respond to customer needs that are becoming sophisticated and diverse by drawing on our high level of expertise in each area, including domestic and foreign payments, cash management and trade finance.
In the transaction business, we provide various solutions in accordance with customer needs and the character of their business as follows:

•
For our corporate customers, we offer various financial services and products such as online banking, cash management solutions, domestic/foreign currency transaction services and trade finance on a global basis.

•	For financial institutions and institutional investors, we promote custody, global custody and yen correspondence settlement and asset management.

•	In addition, we are further expanding our range of services in collaboration with our group companies and leveraging the latest technological innovations.
Furthermore, we will closely collaborate with offices in Japan and around the world to respond with flexibility on a global basis to a diverse range of needs of our customers, especially for cash management, settlements and other transaction banking services. In addition, we are working to provide solutions from a long-term perspective by capturing market trends in various business areas such as enhancement of business functionalities in light of the progress in digital transformation while maintaining our role as a stable settlement platform.
Research & Consulting Unit
The Research & Consulting Unit offers a wide variety of solutions with research functions that provide deep analysis, spanning from industrial to macroeconomic analysis and consulting functions that cover many fields, from specialized areas such as the environment to business strategies.
In the research field, we conduct deep investigations and wide-ranging analyses from macro-economics to industry and corporate trends, and link research and business origination functions.
In the consulting field, we also offer a wide range of functions to help solve various issues that companies face, including those regarding management, HR planning, digital transformation strategy, environment & energy and the creation of new businesses, as well as social issues within the public sector, including infrastructure and health care.
In addition to the acceleration of digitalization, the rapid and irreversible development of sustainability trends, such as decarbonization, resource circulation and human rights have been further diversifying our customers’ needs. By taking initiatives such as enhancing the sophistication of research and expansion of consulting functions and by utilizing our industry, economic and social expertise, including those in relation to sustainability and digitalization, which will be the source of our enhanced competitiveness, we intend to provide advanced and progressive value for helping address the issues of our customers and of society.
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
Japanese Banking and Securities Industry
Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of June 16, 2023): (i) ordinary banks, of which there were 121, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 13, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.
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
Based on information published by the Financial Services Agency, available as of June 16, 2023, there were 56 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.
A number of government financial institutions, organized in order to supplement the activities of private banking institutions, have been in the process of business and organizational restructuring in recent years. In October 2008, some of the government financial institutions were consolidated to form Japan Finance Corporation, which mainly provides financing for small and medium-sized
enterprises and those engaged in agriculture, forestry and fishery, and also provides export financing for Japanese corporations. In October 2008, Development Bank of Japan, which mainly engages in corporate financing, and Shoko Chukin Bank, which mainly engages in financing for small and medium-sized
enterprises, were transformed into joint stock corporations. Subsequently, in June 2023, the law to partially amend the Shoko Chukin Bank Limited Act was passed by the Diet. According to this law, the Japanese government will endeavor to dispose of all of its ownership in Shoko Chukin Bank as soon as possible within a period of two years from the date of promulgation, and after such disposal is completed, a decision will be made on whether to implement full privatization, taking into account various circumstances.

In April 2012, Japan Bank for International Cooperation, which provides policy-based finance with the mission of contributing to the sound development of Japan and the international economy and society, was spun off from Japan Finance Corporation and was established as a joint stock corporation wholly owned by the Japanese government.
Another government financial institution, Japan Housing Finance Agency, supports the housing loan business of private financial institutions through securitization of such loans.
A distinctive element of the Japanese banking system is the role of postal savings. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. Since the beginning of the 2000s, the governmental postal business has been in the phased process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank Co., Ltd., which currently operates as an ordinary bank. In November 2015, the shares of the three main companies of the Japan Post group were listed on the Tokyo Stock Exchange, with Japan Post Holdings Co., Ltd. (“JPH”) disposing of approximately 11% of its ownership in the two subsidiaries, Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd., while the Japanese government disposed of approximately 11% of its ownership in JPH. The Japanese government has continued to dispose of its ownership in JPH and owned approximately 34% of its shares as of September 30, 2022, the lower limit prescribed by law. JPH aims to dispose of the shares of the above-mentioned two subsidiaries to lower the holding ratio to 50% or less as early as possible by March 2026, and had reduced its holding ratio of the shares of Japan Post Insurance Co., Ltd. to less than 50% by June 2021. In addition, in March 2023, JPH also partially disposed of its ownership in Japan Post Bank Co., Ltd. and reduced its holding ratio of the shares (excluding treasury shares owned by Japan Post Bank Co., Ltd.) to 61% after the disposal.
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
Under the Banking Act, the Prime Minister’s authority over banks and bank holding companies in Japan extends to various areas, including granting and cancellation of licenses, ordering the suspension of business in whole or in part and requiring submission of business reports or materials. Under the prompt corrective action system, the Financial Services Agency, acting on behalf of the Prime Minister, may take corrective action in the case of failure to meet the minimum capital adequacy ratio or the minimum leverage ratio of banks, bank holding companies, their subsidiaries and companies having special relationships prescribed by the cabinet order. See “Capital Adequacy” and “Leverage Ratio” below. These actions include requiring a financial institution to formulate and implement reform measures, requiring it to reduce assets or take other specific actions and issuing an order to suspend all or part of its business operations.
In addition, under the capital distribution constraints system introduced in March 2016, the Financial Services Agency, acting on behalf of the Prime Minister, may order a bank holding company or bank to submit and carry out a capital distribution constraints plan in the case of failure to meet the minimum capital buffer ratio or the minimum leverage buffer ratio. See “Capital Adequacy” and “Leverage Ratio” below. The capital distribution constraints plan is required to be considered reasonable to restore the capital buffer ratio or the leverage buffer ratio, and include restrictions on capital distributions, such as dividends, share buybacks and bonuses payments, up to a certain amount as determined depending on the level of the capital buffer.
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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate from April 2023, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, is 0.015%.
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
Where the Prime Minister recognizes that the failure of a bank which falls into any of (i) through (iii) below may cause an extremely grave problem in maintaining the financial order in Japan or the region where such bank is operating (“systemic risk”), without taking any of the measures described in (i) through (iii) below, the Prime Minister may confirm (nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting: (i) if the bank does not fall under either of the banks described in (ii) or (iii), the Deposit Insurance Corporation may subscribe for shares or subordinated bonds of, or lend subordinated loans to the bank, or subscribe for shares of the bank holding company of the bank, in order to enhance capital adequacy of the bank (item 1 measures (dai ichigo sochi)); (ii) if the bank is likely to suspend or has suspended repayment of deposits or is unable to fully perform its obligations with its assets, financial aid exceeding the pay-off
cost may be available to such bank (item 2 measures (dai nigo sochi)); and (iii) if the bank is likely to suspend or has suspended repayment of deposits and is unable to fully perform its obligations with its assets, and the systemic risk cannot be avoided by the measure mentioned in (ii) above, the Deposit Insurance Corporation may acquire all of the bank’s shares (item 3 measures (dai sango sochi)). The expenses for implementation of the above measures will be borne by the bank industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses.
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
Further, under the new resolution regime, among other things, where the Prime Minister recognizes that the failure of a financial institution which falls under either (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan without taking any of the measures described in (a) (specified item 1 measures)(tokutei dai ichigo sochi) stipulated in Article
126-2,
Paragraph 1, Item 1 of the Deposit Insurance Act or the measures described in (b) (specified item 2 measures)(tokutei dai nigo sochi) stipulated in Article
126-2,
Paragraph 1, Item 2 of the Deposit Insurance Act, the Prime Minister may confirm (specified confirmation)(tokutei nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting; (a) if the financial institution does not fall under a financial institution which is unable to fully perform its obligations with its assets, the Deposit Insurance Corporation shall supervise the operation of the business of and the management and disposal of assets of that financial institution (tokubetsu kanshi), and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan (shikin no kashitsuke tou), or subscribe for shares or subordinated bonds of, or lend subordinated loans to the financial institutions (tokutei kabushiki tou no hikiuke tou) , in each case to be taken as necessary taking into consideration of the financial conditions of the financial institution; and (b) if the financial institution is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the Deposit Insurance Corporation shall supervise that financial institution (tokubetsu kanshi), and may provide financial aid necessary to assist merger, business transfer, corporate split or other reorganization in respect to such failed financial institution (tokutei shikin enjo). The expenses for implementation of the measures under this regime will be borne by the financial industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses. If a measure set out in (b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operation and assets be under the special control (tokutei kanri) of the Deposit Insurance Corporation. The business or liabilities of the financial institution subject to the special supervision (tokubetsu kanshi) or special control (tokutei kanri) by the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institutions, and the bridge bank will seek to transfer the bank’s business or liabilities to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist merger, business transfer, corporate split or other reorganization in respect to the financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, lending of subordinated loan, or loss sharing.
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
Recovery and Resolution Plan
In November 2022, the Financial Stability Board published the latest list of
G-SIBs.
The list is annually updated by the Financial Stability Board in each November, and the list as of November 2022 continues to include us. A recovery and resolution plan must be put in place for each
G-SIB
and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Major Banks, etc., as part of crisis management, financial institutions identified as
G-SIBs
must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each
G-SIB.
Capital Injection by the Government
The Strengthening Financial Functions Act (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Act No. 128 of 2004) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, certain amendments to the Strengthening Financial Functions Act took effect. These amendments relaxed certain requirements for public money injection into Japanese banks, bank holding companies and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aim to promote not only the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized
enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in June 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. In 2016, the law was further amended to extend the period for application to March 31, 2022. Furthermore, in order to strengthen business bases of financial institutions by addressing the effects resulting from
COVID-19
and preventive measures against the coronavirus pandemic, the law was amended in June 2020 to extend the period for application to March 31, 2026 and special exceptions were established for financial institutions that need to improve their capital adequacy due to the adverse effects of
COVID-19.
None of the financial institutions within the Mizuho group are subject to such special exceptions. In July 2021, certain amendments to the Strengthening Financial Functions Act became effective, which, in order to sustain the financial functions for the revitalization of local economies in regions where the population is decreasing, etc., established a grant scheme to support financial institutions that aim to drastically strengthen their business foundation by mergers and other business integration. Application for the grant is open until March 31, 2026.
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
Financial Instruments and Exchange Act
The Financial Instruments and Exchange Act (Kinyu Shouhin Torihiki Hou) requires Mizuho Financial Group to file with the Director General of the Kanto Local Finance Bureau an annual securities report including consolidated and non-consolidated
financial statements in respect of each financial period, supplemented by quarterly and extraordinary reports. In March 2023, the Cabinet approved the bill to amend the Financial Instruments and Exchange Act, etc. If the bill is subsequently passed by the Diet without any amendments, Mizuho Financial Group will be required to file a semiannual (instead of a quarterly) securities report with the Director General of the Kanto Local Finance Bureau on and after April 1, 2024.
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
Financial institutions are, in principle, required to determine probable losses by multiplying the amount of claims by the classification of obligors by probable loss ratio, and establish general reserves equivalent to such probable losses for normal obligors and watch obligors (including control obligors). For intensive control obligors, substantially bankrupt obligors and bankrupt obligors, specific reserves corresponding to the amount of bad debt of each obligor are required to be established.
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
Credit Limits
The Banking Act restricts the aggregate amount of exposure to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The limits applicable to a bank holding company and bank with respect to their aggregate exposure to any single customer or customer group are established by the Banking Act and regulations thereunder. The Banking Act and the related regulations were amended, which became effective from December 2014, to tighten the previous restrictions to meet international standards. As a result of these amendments, the credit limit for a single customer or a customer group was set at 25% of the total qualifying capital, with certain adjustments, of the bank holding company or bank and its subsidiaries and affiliates. In addition, in light of the Basel Committee on Banking Supervision’s final standard regarding the larger exposure framework published in April 2014, further amendments to the cabinet order and related regulations under the Banking Act became effective in April 2020, which tighten the credit limit for (i) a single customer or a customer group, applicable to bank holding companies and banks with international operations, to 25% of Tier 1 capital instead of the total qualifying capital, and
(ii) G-SIBs,
applicable to Japanese
G-SIBs
such as us, to 15% of Tier 1 capital, and introduced a look-through approach concerning credit to funds and securitized products, and require recognition of the amount of exposures reduced by credit risk mitigation methods as exposures to credit risk mitigation providers.
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
Share Purchase Program
The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act Concerning

Restriction on Shareholdings by Banks. The Banks’ Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial
institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2022. The Banks’ Shareholdings Purchase Corporation purchased ¥1,919.6 billion of shares during the period from March 12, 2009 through March 31, 2023. The Banks’ Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2032, the end of the duration of the Banks’ Shareholdings Purchase Corporation, by taking into consideration the effects on the stock market. In November 2021, certain amendments to the Act Concerning Restriction on Shareholdings by Banks became effective, under which the abovementioned ends of the purchase period and the duration of the Banks’ Shareholdings Purchase Corporation were extended to March 31, 2026 and March 31, 2036, respectively.
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
In March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), announced a deferral of the implementation date of the finalized Basel III reforms by one year to increase the operational capacity of banks and supervisors to respond to
COVID-19.
As a result, they were scheduled to mainly take effect from January 1, 2023, and the revisions to the capital floor were scheduled to be phased in from January 1, 2023, with the initial capital floor of 50%, and were scheduled to be fully implemented at 72.5% from January 1, 2028. In March 2020, the Financial Services Agency announced a deferral of the date of implementation in Japan of the Basel III finalization framework by one year until March 31, 2023. Furthermore, in April and November 2022, the Financial Services Agency published amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework, under which the implementation of the Basel III finalization framework was further deferred in Japan by one year, based on the international situation and dialogue with stakeholders, such that in respect of the Japanese banks with international operations and Japanese banks with only domestic operations that have been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2024, except for banks that have notified the Financial Services Agency that they wish to implement the Basel III finalization framework earlier.
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
The implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms were deferred for one year according to the deferral of Basel III implementation announced by GHOS described above. As a result, the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure were scheduled to take effect from January 1, 2023, and the leverage ratio buffer requirement for
G-SIBs
took effect from January 1, 2023.
In July 2022, the Financial Services Agency published amendments to the regulatory notices regarding the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure, and the leverage ratio buffer requirement for
G-SIBs,
under which, in Japan, (i) the leverage ratio regulations under the finalized definition of the leverage ratio exposure measure will be implemented, simultaneously in conjunction with the capital adequacy requirements under the Basel III finalization framework, from March 31, 2024, except for financial institutions that implement the Basel III finalization framework earlier, and (ii) the leverage ratio buffer requirement for
G-SIBs
took effect from March 31, 2023. In addition, in November 2022, the Financial Services Agency published the revised ordinances regarding the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms with effect from March 2023, under which, if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the leverage ratio regulations, which introduced a temporary measure to exclude amounts of deposits held at the Bank of Japan from the calculation of leverage ratio exposure due to the uncertainty of the impact of
COVID-19.
The implementation period of such temporary measure has been extended to the end of March 2024. In November 2022, the Financial Services Agency amended the leverage ratio regulations, with effect from April 2024, which will raise the minimum leverage ratio from 3% to 3.15% and add 0.05% to the leverage ratio buffer requirement for
G-SIBs,
while continuing to exclude amounts of deposits held at the Bank of Japan from the calculation of the leverage ratio exposure, taking into account exceptional macroeconomic conditions and other circumstances.
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
Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which (i) was phased in from March 31, 2019 and has been fully applied from March 31, 2022 for Japanese
G-SIBs,
and (ii) has been phased in from March 31, 2021 and will be fully applied from March 31, 2024 for a financial group designated as a
D-SIB
by the Financial Services Agency which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with Japanese
G-SIBs,
the “Covered SIBs”). According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for the Covered SIBs is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency requires the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) to (i) meet the minimum external TLAC requirements, and (ii) cause their material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, which is subject to the external TLAC requirements in Japan, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan which are subject to Japan’s internal TLAC requirements. In addition, under the Japanese TLAC regulations, G-SIBs are required to meet a minimum TLAC requirement of at least 18% of the resolution group’s risk-weighted assets and at least 6.75% of the Basel III leverage ratio denominator. Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets as their external TLAC.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the TLAC regulations, which introduced a temporary measure to exclude amounts of deposits held at the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis due to the uncertainty of the impact of
COVID-19.
The implementation period of

such temporary measure has been extended to the end of March 2024. In addition, in November 2022, the Financial Services Agency amended the TLAC regulations, with effect from April 2024, which will raise the minimum TLAC ratio on a total exposure basis from 6.75% to 7.10%, while continuing to exclude amounts of deposits held at the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis, taking into account exceptional macroeconomic conditions and other circumstances.
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
In the United States, comprehensive financial regulatory reform legislation, titled the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), provided a broad framework for significant regulatory changes across most areas of U.S. financial regulation. Among other things, federal regulations adopted pursuant to the Dodd-Frank Act address systemic risk oversight, minimum leverage and risk-based capital requirements for insured depository institutions and depository institution holding companies, and the resolution of failing systemically significant financial institutions.
The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with a certain level of consolidated assets. In imposing such heightened prudential standards on foreign banking organizations such as Mizuho Financial Group, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign banking organization is subject to comparable home country standards. In February 2014, the Federal Reserve Board finalized rules (the “FBO Rules”) under Regulation YY that impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Financial Group. Under the FBO Rules, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. In addition, under the FBO Rules, foreign banking organizations with $50 billion or more in total U.S.
non-branch
assets are, as of July 1, 2016, required to establish or designate a separately capitalized top-tier
U.S. intermediate holding company (“IHC”) that would hold its ownership interest in a substantial majority of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis. In consideration of certain enhanced prudential requirements under the FBO Rules, we established a new U.S. bank holding company, Mizuho Americas, a wholly owned direct subsidiary of Mizuho Bank as of July 1, 2016. Mizuho Americas is currently the holding company for our U.S. bank subsidiary, Mizuho Bank (USA), our U.S. securities broker-dealer, Mizuho Securities USA LLC, and certain other of our U.S. subsidiaries. The establishment of Mizuho Americas was part of a larger internal corporate reorganization, which was taken with the aim of, among other things, strengthening corporate governance practices and operations.
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
We are a Category III FBO as delineated by the Tailoring Rule as of the end of December 2022.
Also in October 2019, the Federal Reserve Board and the FDIC finalized a rule (the “Resolution Planning Rule”) that modifies resolution plan requirements according to the EGRRCPA. The Resolution Planning Rule tailors those requirements based on the category as determined by the Tailoring Rule.
Under Section 13 of the BHCA, as amended by the EGRRCPA, also known as the “Volcker Rule,” any insured depository institution (subject to certain exceptions including for depository institutions that do not have, and are not controlled by a company that has, more than $10 billion in total consolidated assets and significant trading assets and liabilities), any company that controls such an institution, any
non-U.S.
bank with branches in the United States, such as Mizuho Bank, and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. In July 2019, U.S. federal regulatory agencies adopted amendments to the Volcker Rule regulations to implement the Volcker Rule amendments included in the EGRRCPA, and also in 2019 such U.S. federal regulatory agencies adopted certain targeted amendments to the Volcker Rule regulations to simplify and tailor certain compliance requirements relating to the Volcker Rule. In June 2020, U.S. federal regulatory agencies adopted additional revisions to the Volcker Rule’s restrictions on banking entities sponsoring and investing in certain covered hedge funds and private equity funds, including by proposing new exemptions allowing banking entities to sponsor and invest without limit in credit funds, venture capital funds, customer facilitation funds and family wealth management vehicles (the “Covered Fund Amendments”). The Covered Fund Amendments also loosen certain other restrictions on extraterritorial fund activities and direct parallel or co-investments
made alongside covered funds.
The current regulatory environment in the United States may be impacted by future legislative developments, changes in U.S. executive administration or Congressional leadership or other events, such as the recent bank failures and related market volatility in the United States and Europe. For example, the federal banking agencies, Congress, individual states or other regulatory bodies may revisit existing laws, regulations and supervisory expectations for banking organizations, including the Tailoring Rule, or propose new laws. The scope of any additional future legislation or regulatory developments at either the federal or state level is not possible to determine at this time, and we cannot predict what impact, if any, such future legislative or regulatory developments will have on us if and when such legislation or regulations is enacted or adopted, as applicable.

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
for marketing and/or
non-marketing
purposes, or contact customers with marketing offers and establish certain rights of consumers in connection with their personal information. For example, California’s Consumer Privacy Act (“CCPA”), as modified by the California Privacy Rights Act (“CPRA”), provides consumers with the right to know what personal data is being collected, know whether their personal data is sold or disclosed and to whom and opt out of the sale of their personal data, among other rights. In addition, in the EU, the General Data Protection Regulation (“GDPR”) replaced the Data Protection Directive and related implementing national laws in its member states. These existing and evolving legal requirements in the U.S., the EU and other jurisdictions continue to lend uncertainty to privacy compliance globally and may require us to incur material costs with respect to compliance in the future.
In the United States, federal and state regulators, including the Federal Reserve, OCC, SEC and NYDFS, have increasingly focused on cybersecurity risks and responses for regulated entities and laws and regulations in this area are evolving. For example, on March 1, 2017, the revised NYDFS cybersecurity regulation became effective. The regulation applies to any person licensed or chartered by the NYDFS, including New York state-chartered banks and NYDFS-licensed branches of
non-U.S.
banks such as Mizuho Bank (USA) and the New York branch of Mizuho Bank, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion,” including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public
information. Each covered entity must monitor its systems and networks and notify the superintendent of the NYDFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the covered entity has been required to file an annual certification confirming compliance with the NYDFS regulations since February 15, 2018. Similarly, in November 2021, the federal bank regulatory agencies issued a rule regarding notification requirements for banking organizations related to significant computer security incidents, which went into effect on April 1, 2022. Under the rule, a banking organization is required to notify the relevant federal banking regulatory agency within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization or pose a threat to the financial stability of the United States.
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
Activities through correspondent banking accounts
In the fiscal year ended March 31, 2023, Mizuho Bank continued to maintain accounts for Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, but conducted no funds transfers through these accounts or through other correspondent banking accounts on behalf of such Iranian banks. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2023 attributable to fees for these activities was less than ¥1 million, with a net profit of less than that amount. Mizuho Bank will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.
Other Jurisdictions
Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure
The following diagram shows our basic corporate structure as of March 31, 2023:

Notes:
(1)	Custody Bank of Japan, in which we have a 27.0% equity interest, is an equity-method affiliate of ours.
(2)	MI Digital Services, in which we have a 35.0% equity interest, is an equity-method affiliate of ours.
(3)	Mizuho Leasing, in which we have a 23.6% equity interest, is an equity-method affiliate of ours.
(4)	On April 3, 2023, Mizuho Innovation Frontier Co., Ltd. was established and added to the core group companies as a consolidated subsidiary.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2023:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd	Japan	Securities	100.0%	100.0%
Mizuho Research & Technologies, Ltd	Japan	Information technology and think tank consulting	100.0%	100.0%
Asset Management One Co., Ltd	Japan	Investment management	70.0%	51.0%
Mizuho Credit Guarantee Co., Ltd	Japan	Credit guarantee	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
UC Card Co., Ltd	Japan	Credit card	100.0%	100.0%
Mizuho Realty One Co., Ltd	Japan	Holding company	100.0%	100.0%
Mizuho Business Service Co., Ltd	Japan	Subcontracted operations	100.0%	100.0%
Mizuho Realty Co., Ltd. (1)	Japan	Real estate agency	99.5%	95.1%
Defined Contribution Plan Services Co., Ltd	Japan	Pension plan-related business	60.0%	60.0%
Mizuho-DL Financial Technology Co., Ltd	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
Mizuho Capital Co., Ltd. (1)	Japan	Venture capital	50.0%	50.0%
J.Score Co., Ltd	Japan	Lending	50.0%	50.0%

Overseas
Mizuho Americas LLC	USA	Holding company	100.0%	100.0%
Mizuho Capital Markets LLC	USA	Derivatives	100.0%	100.0%
Mizuho Bank (China), Ltd	China	Banking	100.0%	100.0%
Mizuho International plc	UK	Securities and banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA LLC	USA	Securities	100.0%	100.0%
Mizuho Bank Europe N.V	Netherlands	Banking and securities	100.0%	100.0%
Banco Mizuho do Brasil S.A	Brazil	Banking	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	USA	Banking and trust	100.0%	100.0%
Mizuho Securities Europe GmbH	Germany	Securities	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

Note:
(1)	The proportion of ownership interest refers to the respective proportion of economic interest held by us.
(2)	On April 3, 2023, Mizuho Innovation Frontier Co., Ltd. was established as one of our principal consolidated subsidiary.

4.D. Property, Plant and Equipment
The following table shows the breakdown of our premises and equipment at cost as of March 31, 2022 and 2023:

	As of March 31,
	2022	2023
	(in millions of yen)
Land	¥571,837	¥577,755
Buildings	737,440	703,655
Equipment and furniture	373,825	378,015
Leasehold improvements	208,820	204,835
Construction in progress	21,737	44,393
Software	1,373,035	1,366,445

Total	3,286,694	3,275,098
Less: Accumulated depreciation and amortization	1,582,627	1,621,210

Premises and equipment—net	¥1,704,067	¥1,653,888

Our head office is located at
1-5-5
Otemachi,
Chiyoda-ku,
Tokyo, Japan. The headquarter building is leased from a third party.
The total area of land related to our material office and other properties as of March 31, 2023 was approximately 562,000 square meters for owned land and approximately 11,000 square meters for leased land.
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
Fee and commission include the following:

•
fee and commission from securities-related business, including brokerage fee and commission related to the execution of customer transactions and sales commission of stocks, bonds and investment trusts and asset-based revenue, which mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts;

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
As to the recent economic environment, although demand has continued to recover, supported by the transition to a world of living with
COVID-19
and fiscal expenditure by each country, global inflation has been triggered by structural shifts in the labor market, natural resource supply constraints caused by the situation in Ukraine and other factors. In addition, the impact of rapid monetary tightening, which is centered on Europe and the United States, has materialized and the outlook for the global economy remained uncertain.
In Japan, although the production activities of manufacturers has weakened due to sluggish capital investment and shortages of semiconductors, gradual recovery is expected to continue, mainly in domestic demand-oriented industries such as service industries, owing to the relaxation of activity restrictions and other factors. Inflation rates, which had been rising against the backdrop of increased resource prices and the depreciation of the yen, are also expected to weaken in light of a pause in the surge in the commodity market. On the other hand, the slowdown of overseas economies due to monetary tightening in Europe and the United States, which may diminish capital investments, is a cause for concern. In addition, concerns have remained high with respect to changes to the monetary policy of the Bank of Japan (“BOJ”), and if changes are actually implemented, such changes may affect the Japanese economy.

In the United States, the economy has continued to grow steadily, mainly in terms of consumption, even under steep inflation and rapid monetary tightening by the Federal Reserve Board (“FRB”) in response thereto. Wages, which support consumption, have remained high as a result of strong labor demand and labor supply constraints stemming from the spread of
COVID-19
and other factors. While the FRB has continued to tighten monetary policy based on these circumstances, several financial institutions have failed and the outlook for the U.S. economy has become increasingly uncertain.
In Europe, the surge in resource prices and supply constraints due to the situation in Ukraine have been causing slower economic growth. Although the rise in gas prices has come to a pause, the rise in food prices and other factors have continued to increase inflation and are pushing down consumption. As not only price increases but also wage growth has been accelerating, the European Central Bank has continued to raise interest rates. The European economy is expected to remain somewhat sluggish in the future due to high inflation rates and interest rates. In addition, there are concerns that the financial market turmoil, caused by uncertainty over the business management of financial institutions, will have a significant impact on monetary policy and economic trends.
In Asia, China has continued to experience a prolonged slump in real estate investment and weak consumer confidence due to the “Zero-COVID” policy. Although the number of infections temporarily rose in a steep manner after the end of this policy, the infection rate eventually stabilized, and the Chinese economy has recently been slowly recovering at a gradual rate, led mainly by services consumption. However, conflicts between the United States and China continue to pose a high degree of uncertainty with respect to China’s trade and national security.
In emerging countries, although economies have generally grown at high rates owing to the relaxation of restrictions on activities, the growth trend has recently slowed due to a pause in consumer demand recovery following the end of the spread of
COVID-19
and the impact of inflation.
As for the future outlook of the global economy, uncertainty is expected to continue due to a lack of clarity over the impact of global monetary tightening on the real economy. In addition, depending on the circumstances, such as the spread of financial system instabilities resulting from the failure of financial institutions in Europe and the United States, increasing tensions with respect to the situation in Ukraine and further worsening of inflation, particularly in the United States, there is a possibility of financial and capital market disruption and the risk of further economic downturn, which may also adversely affect the Japanese economy.
Key indicators of Japanese economic conditions in recent periods include the following:

•
Japan’s real gross domestic product on a
year-on-year
basis decreased by 4.1% in the fiscal year ended March 31, 2021 and increased by 2.6% and 1.4% in the fiscal years ended March 31, 2022 and 2023, respectively. During the fiscal year ended March 31, 2023, the year-on-year
growth rates were 1.8%, 1.5%, 0.4%, and 1.9%, for the quarters ended June 30, September 30, December 31 and March 31, respectively. Japan’s core nationwide consumer price index decreased by 0.4% in the fiscal year ended March 31, 2021 and increased by 0.1% and 3.0% in the fiscal years ended March 31, 2022 and 2023, respectively.

•
In September 2016, the BOJ introduced “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely the “quantitative and qualitative monetary easing (“QQE”)” and the “QQE with a negative interest rate” policies. These policies aimed to drive the observed consumer price index to a level exceeding the price stability target of 2% and to maintain the index above that target in a stable manner. Under the new policy framework, the BOJ set a guideline for market operations: regarding short-term interest rates, the BOJ will apply an interest rate of negative 0.1% to certain excess balances in current accounts held by financial institutions at the BOJ; and regarding long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of
10-year
Japanese government bonds will remain at around 0%.

In July 2018, the BOJ decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control,” stating that the yield of 10-year Japanese government bonds could move upwards and downwards from the level of around 0% to some extent, mainly depending on developments in economic activity and prices. In October 2019, the BOJ decided on new forward guidance for policy rates, in respect of which, the BOJ stated its expectation that short-term and long-term interest rates would remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.
In March 2020, in light of the impact of the spread of
COVID-19,
the BOJ judged it appropriate to enhance monetary easing through (1) the further ample supply of funds by conducting various operations including purchases of Japanese government bonds and U.S. dollar funds-supplying operations, (2) measures to facilitate corporate financing including the introduction of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) active purchases of exchange-traded funds and Japan real estate investment trusts.
Furthermore, in April 2020, the BOJ judged it appropriate to enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, (2) the strengthening of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) further active purchases of Japanese government bonds and treasury discount bills. In December 2021, the BOJ decided to extend the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
in part by six months until the end of September 2022. In March 2022, the BOJ completed its additional purchases of commercial paper and corporate bonds as scheduled.
In September 2022, the BOJ decided to phase out the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and shift to fund-provisioning that would meet a wide range of financing needs. The BOJ decided to extend fund-provisioning against loans that financial institutions make on their own by six months until the end of March 2023, and fund-provisioning against loans that financial institutions make on the back of government support by three months until the end of December 2022. In addition, the BOJ decided to set no upper limit on the amount of fund-provisioning under the policy of “funds-supplying operations against pooled collateral,” for which various types of collateral are accepted, in order to support financing even after the expiration of the aforementioned special operations.
In December 2022, the BOJ decided to expand the range in which it allows the yield of
10-year
Japanese government bonds to fluctuate, from between around plus or minus 0.25% to between around plus or minus 0.5%, in order to improve market function and encourage the smoother formation of the entire yield curve, while maintaining accommodative financial conditions.

•
The yield on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, was 0.095%, 0.221% and 0.351% as of March 31, 2021, March 31, 2022 and March 31, 2023, respectively. The yield fluctuated between 0.168% and 0.527% during the fiscal year ended March 31, 2023. Thereafter, the yield increased to 0.436% as of May 31, 2023.

•
According to Teikoku Databank, a Japanese research institution, there were 7,314 corporate bankruptcies in the fiscal year ended March 31, 2021, involving approximately ¥1.2 trillion in total liabilities, 5,916 corporate bankruptcies in the fiscal year ended March 31, 2022, involving approximately ¥1.2 trillion in total liabilities, and 6,799 corporate bankruptcies in the fiscal year ended March 31, 2023, involving approximately ¥2.3 trillion in total liabilities. The number of corporate bankruptcies in the fiscal year ended March 31, 2023 increased, compared to the previous fiscal year, for the first time since the fiscal year ended March 31, 2020, and increased by more than 800 corporate bankruptcies, compared to the previous fiscal year, for the first time since the fiscal year ended

March 31, 2009. The amount of total liabilities for the fiscal year ended March 31, 2023 increased by 97.7% compared to the previous fiscal year.

•
The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 54.2% to ¥29,178.80 during the fiscal year ended March 31, 2021, followed by a 4.7% decrease to ¥27,821.43 during the fiscal year ended March 31, 2022 and a 0.8% increase to ¥28,041.48 during the fiscal year ended March 31, 2023. Thereafter, the Nikkei Stock Average increased to ¥30,887.88 as of May 31, 2023.

•
The yen to U.S. dollar spot exchange rate, according to the BOJ, was ¥110.74 to $1.00 as of March 31, 2021, ¥121.64 to $1.00 as of March 31, 2022 and ¥133.13 to $1.00 as of March 31, 2023. The rate fluctuated between ¥122.64 and ¥150.48 to $1.00 during the fiscal year ended March 31, 2023. Thereafter, the yen weakened to ¥139.75 to $1.00 as of May 31, 2023.

•
According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 8.1% in the fiscal year ended March 31, 2021, increased by 6.6% in the fiscal year ended March 31, 2022, and decreased by 0.6% in the fiscal year ended March 31, 2023.

•
According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan decreased by 0.4% in calendar year 2020 and increased by 0.5% and 1.4% in calendar years 2021 and 2022, respectively.

Capital Improvements
All yen figures and percentages in this subsection are truncated.
We have been pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return.
Capital Adequacy
In the fiscal year ended March 31, 2023, we maintained a sufficient capital base compared to regulatory minimum requirements, mainly as a result of earning ¥555.5 billion of profit attributable to owners of parent (under Japanese GAAP).
Our Common Equity Tier 1 capital ratio under Basel III was 12.46% and 11.80% as of March 31, 2022 and 2023, respectively.
With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2022, we redeemed ¥235.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2017. As for Tier 2 capital, in June 2022, we redeemed ¥79.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2017 and, in June 2023, we redeemed ¥25.0 billion and ¥70.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2018, respectively. In June 2022 and July 2022, we redeemed ¥47.0 billion and $1.5 billion of unsecured fixed-term subordinated bonds subject to phase-out
arrangements under Basel III issued by Mizuho Bank in June 2012 and our overseas special purpose company in July 2012, respectively.
Meanwhile, as for the new issuance of Additional Tier 1 capital, in December 2022, we issued ¥77.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through a public offering to wholesale investors in Japan. With respect to the new issuances of Tier 2 capital, in October 2022, we issued ¥51.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through a public offering to retail investors in Japan. In October 2022, we also issued ¥52.0 billion and ¥28.5 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause through public offerings to retail and wholesale investors in Japan, respectively.
Enhancement of Shareholder Return
Annual cash dividends for the fiscal year ended March 31, 2023 were ¥85.0 per share of common stock (both the interim and year-end
cash dividends were ¥42.5 per share of common stock).
We maintain our shareholder return policy of progressive dividends as our principal approach while executing flexible and intermittent share buybacks. In addition, as for dividends, we will decide based on the steady growth of our stable earnings base, taking a dividend payout ratio of 40% as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.
Business Trends
See “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Item 5. Operating and Financial Review and Prospects—Financial Condition.”
Others
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even if we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. We promote the disposal of cross-shareholdings through initiatives to enhance capital efficiency by utilizing in-house
company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2019 was ¥1,419.8 billion, and we have subsequently sold ¥383.8 billion of cross-shareholdings as of March 31, 2023.
Russia-Ukraine situation
As of March 31, 2022 and 2023, our direct net country exposure to Russia was $2.92 billion and $1.95 billion, respectively, or 0.2% and 0.1%, each on an aggregate basis, of the total exposure of Mizuho Bank (consolidated) and Mizuho Trust & Banking (consolidated), which primarily consisted of outstanding loans and due from banks. Included within this exposure are loans made by AO Mizuho Bank (Moscow). Loans from AO Mizuho Bank (Moscow) decreased by $0.2 billion (RUB 16.0 billion) from $0.6 billion (RUB 44.4 billion) as of March 31, 2022 to $0.4 billion (RUB 28.4 billion) as of March 31, 2023.
Considering the country risk arising from the continued sanctions against Russia and the downgrading of their credit rating, we incorporated the estimated impact of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.
Acquisition of Premier M&A Advisory Firm Greenhill & Co., Inc.
On May 22, 2023, we and Greenhill & Co., Inc. (“Greenhill”), a U.S. M&A advisory firm, announced a definitive agreement for Mizuho Financial Group, Inc. to acquire Greenhill in an all-cash
transaction at $15 per share, reflecting an enterprise value of approximately $550 million, including assumed debt. The transaction is expected to close by December 31, 2023 and is subject to approval by Greenhill’s stockholders, as well as required regulatory approvals and other customary closing conditions.
Through this transaction, we will accelerate our investment banking growth strategy.
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
Allowance for Credit Losses
ASC 326, “Financial Instruments - Credit Losses” (“ASC 326”) established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected lives and consider expected future changes in macroeconomic conditions.
We maintain an appropriate allowance for credit losses to represent management’s estimate of the expected credit losses in our financial assets measured at amortized cost and certain off-balance
sheet instruments. Our management evaluates the appropriateness of the allowance for credit losses semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features.
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed accordingly to reflect current economic conditions and our expectation of future conditions on a timely basis. For the fiscal year ended March 31, 2023, we used the most recent macroeconomic scenario available during our credit loss estimation process.
The following table shows the major factors of the macroeconomic scenario, the gross domestic product of Japan and United States and unemployment rate of Japan.

			(%)
	2023	2024	2025
Real Gross Domestic Product of Japan	1.2	0.9	0.6
Nominal Gross Domestic Product of Japan	3.8	1.8	1.4
Real Gross Domestic Product of United States	(1.0)	1.5	2.0

	2023	2024	2025
Unemployment rate of Japan	2.4	2.2	2.2

In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes, loans are categorized into groups to reflect the probability of default, whereby our management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of the
Russia-Ukraine
situation, elevated global inflation and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product.
The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the development of qualitative adjustments as discussed above. Furthermore, information available at the time of the determination is limited, and it is not possible to eliminate uncertainty. Significant changes in any of the factors underlying our determination of the allowances could materially affect our financial condition and results of operations. For example, in response to the unexpected deterioration of future macroeconomic conditions and the consequent decline in internal risk rating, we may need to increase the allowances with additional charges to earnings. Additionally, changes in economic variables such as gross domestic product, the unemployment rate and real estate prices may not move in a correlated manner as variables may move in opposite directions or differ across portfolios or geography, so the improvement in one factor or input may offset deterioration in others.
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

•
An increase of approximately ¥18 billion in allowance for credit losses for foreign corporate segment if the real gross domestic product of the United States was decreased by 100 bps for each year within the reasonable and supportable forecast period compared to the real gross domestic product of the United States used in the current macroeconomic scenario.

•
An increase of approximately ¥7 billion in allowance for credit losses for domestic retail segment if the unemployment rate of Japan was increased by 100 bps for each year within the reasonable and supportable forecast period compared to the unemployment rate of Japan used in the current macroeconomic scenario.

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
Actual results that differ from the assumptions are accumulated and amortized over future periods and therefore generally affect future pension expenses. While our management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may adversely affect pension expenses in the future.
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

Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2022 and 2023. For the discussion on our operating results for the fiscal year ended March 31, 2021, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2021 and 2022, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results” in our annual report on Form
20-F
for the fiscal year ended March 31, 2022, filed with the SEC on July 1, 2022.
The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2022 and 2023:

	Fiscal years ended March 31,
	2022	2023

	(in billions of yen)
Interest and dividend income	¥1,444	¥3,389
Interest expense	374	2,180

Net interest income	1,070	1,209
Provision (credit) for credit losses	215	94

Net interest income after provision (credit) for credit losses	855	1,115
Noninterest income	670	888
Noninterest expenses	1,767	1,934

Income (loss) before income tax expense (benefit)	(242)	69
Income tax expense (benefit)	(141)	35

Net income (loss)	(101)	34
Less: Net income attributable to noncontrolling interests	4	48

Net income (loss) attributable to MHFG shareholders	¥(105)	¥(14)

The following is a discussion of major components of our net income (loss) attributable to MHFG shareholders for the fiscal years ended March 31, 2022 and 2023.

Net Interest Income
The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2022 and 2023:

	Fiscal years ended March 31,
	2022			2023
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate

	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥35,407	¥31	0.09%	¥39,586	¥30	0.07%
Call loans and funds sold	2,178	—	(0.01)	3,367	—	0.01
Receivables under resale agreements and securities borrowing transactions	11,340	1	0.01	8,649	47	0.54
Trading account assets	5,781	85	1.47	5,938	96	1.61
Investments	28,806	93	0.32	28,172	96	0.34
Loans	56,690	473	0.83	57,462	558	0.97

Total interest-earning assets	140,202	683	0.49	143,174	827	0.58

Deposits	95,350	7	0.01	96,854	71	0.07
Call money and funds purchased	1,211	—	0.01	1,602	1	0.10
Payables under repurchase agreements and securities lending transactions	5,975	6	0.10	7,140	68	0.95
Other short-term borrowings (1)	7,100	2	0.03	3,503	5	0.16
Trading account liabilities	2,190	46	2.09	4,277	56	1.32
Long-term debt	11,098	176	1.59	12,587	229	1.82

Total interest-bearing liabilities	122,924	237	0.19	125,963	430	0.34

Net	17,278	446	0.30	17,211	397	0.24

Foreign:
Interest-bearing deposits in other banks	13,701	26	0.19	16,626	476	2.86
Call loans and funds sold	557	1	0.28	1,019	14	1.34
Receivables under resale agreements and securities borrowing transactions	8,353	35	0.43	9,049	261	2.88
Trading account assets	13,513	160	1.18	11,582	330	2.85
Investments	4,979	54	1.07	5,191	79	1.53
Loans	32,295	485	1.50	37,035	1,402	3.79

Total interest-earning assets	73,398	761	1.04	80,502	2,562	3.18

Deposits	31,592	69	0.22	37,983	990	2.61
Call money and funds purchased	503	1	0.20	593	16	2.65
Payables under repurchase agreements and securities lending transactions	21,849	35	0.16	20,772	603	2.90
Other short-term borrowings (1)	2,187	3	0.17	1,810	55	2.98
Trading account liabilities	1,069	14	1.31	1,547	45	2.91
Long-term debt	1,026	15	1.41	1,270	41	3.24

Total interest-bearing liabilities	58,226	137	0.24	63,975	1,750	2.73

Net	15,172	624	0.80	16,527	812	0.45

Total:
Total interest-earning assets	213,600	1,444	0.68	223,676	3,389	1.52
Total interest-bearing liabilities	181,150	374	0.21	189,938	2,180	1.15

Net	¥32,450	¥1,070	0.47	¥33,738	¥1,209	0.37

Note:
(1)	Other short-term borrowings consist of due to trust accounts, commercial paper and any other short-term borrowings.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Interest and dividend income increased by ¥1,945 billion, or 134.7%, from the previous fiscal year to ¥3,389 billion in the fiscal year ended March 31, 2023. Domestic interest and dividend income accounted for ¥827 billion of the total amount, an increase of ¥144 billion from the previous fiscal year. Foreign interest and dividend income accounted for ¥2,562 billion, an increase of ¥1,801 billion from the previous fiscal year.
Long-term interest rates in Japan continued to be in the vicinity of 0% under the Bank of Japan’s “Quantitative and Qualitative Monetary Easing with Yield Curve Control.” Short-term interest rates in Japan also continued to be in the vicinity of 0%. However, yields at overseas branches were on the rise. Under such circumstances, the average yield on domestic loans increased by 0.14 percentage points from the previous fiscal year to 0.97% in the fiscal year ended March 31, 2023, and the average rate on domestic deposits increased by 0.06 percentage points from the previous fiscal year to 0.07% in the fiscal year ended March 31, 2023. The average yield on foreign loans increased by 2.29 percentage points from the previous fiscal year to 3.79% in the fiscal year ended March 31, 2023, and the average rate on foreign deposits increased by 2.39 percentage points from the previous fiscal year to 2.61% in the fiscal year ended March 31, 2023.
The increase in domestic interest and dividend income was due mainly to an increase in interest income from loans. The increase in interest income from loans was due mainly to an increase in the average yield. Changes in the average yields on domestic interest-earning assets contributed to an increase in interest and dividend income of ¥134 billion, and changes in the average balance of domestic interest-earning assets contributed to an increase of ¥10 billion, resulting in the ¥144 billion increase in domestic interest and dividend income.
The increase in foreign interest and dividend income was due mainly to an increase in interest income from foreign loans. The increase in interest income from foreign loans was due mainly to an increase in the average yield. Changes in the average yield on foreign interest-earning assets contributed to an increase in interest and dividend income of ¥1,741 billion, and changes in the average balance of foreign interest-earning assets contributed to an increase of ¥60 billion, resulting in the ¥1,801 billion overall increase in foreign interest and dividend income.
Interest expense increased by ¥1,806 billion from the previous fiscal year to ¥2,180 billion in the fiscal year ended March 31, 2023. Domestic interest expense accounted for ¥430 billion of the total amount, an increase of ¥193 billion from the previous fiscal year. Foreign interest expense accounted for ¥1,750 billion of the total amount, an increase of ¥1,613 billion from the previous fiscal year.
The increase in domestic interest expense was due mainly to increases in interest expense from domestic deposits and domestic payables under repurchase agreements and securities lending transactions, which were primarily a result of an increase in average interest rates. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an increase in interest expense of ¥125 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an increase in interest expense of ¥68 billion, resulting in the ¥193 billion overall increase in domestic interest expense.
The increase in foreign interest expense was due mainly to increase in the average rates on foreign deposits. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an increase in interest expense of ¥1,592 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to an increase in interest expense of ¥21 billion, resulting in the ¥1,613 billion overall increase in foreign interest expense.

As a result of the foregoing, net interest income increased by ¥139 billion, or 13.0%, from the previous fiscal year to ¥1,209 billion. The average interest rate spread slightly declined by 0.1 percentage points from the previous fiscal year to 0.37% in the fiscal year ended March 31, 2023. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally netted out between these periods.
Provision (Credit) for Credit Losses
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Provision for credit losses decreased by ¥121 billion, or 56.3%, from the previous fiscal year to ¥94 billion in the fiscal year ended March 31, 2023. The decrease was due mainly to the absence of the significant provision for credit losses on loans related to a certain large corporate borrower that was recorded in the previous fiscal year, which was offset in part by provision for credit losses on loans related to a number of certain other large corporate borrowers in the fiscal year ended March 31, 2023.
Noninterest Income
The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2022 and 2023:

	Fiscal years ended March 31,
	2022	2023

	(in billions of yen)
Fee and commission	¥980	¥984
Fee and commission from lending business	163	194
Fee and commission from securities-related business	184	190
Fee and commission from trust related business	142	130
Fee and commission from asset management business	122	109
Fee and commission from remittance business	104	104
Fee and commission from guarantee related business	35	41
Fee and commission from agency business	37	37
Fee and commission from deposits	15	16
Fees for other customer services	178	163
Foreign exchange gains (losses)—net	92	190
Trading account gains (losses)—net	(492)	(604)
Investment gains (losses)—net	(76)	141
Debt securities	(15)	5
Equity securities	(61)	136
Equity in earnings (losses) of equity method investees—net	35	(27)
Gains on disposal of premises and equipment	10	5
Other noninterest income	121	199

Total noninterest income	¥670	¥888

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Noninterest income increased by ¥218 billion, or 32.5%, from the previous fiscal year to ¥888 billion in the fiscal year ended March 31, 2023. The increases were due mainly to investment gains—net of ¥141 billion compared to investment losses—net of ¥76 billion in the previous fiscal year, and an increase in foreign exchange gains—net of ¥98 billion, offset in part by an increase in trading account losses—net of ¥112 billion.
Fee and commission
Fee and commission increased by ¥4 billion, or 0.4%, from the previous fiscal year to ¥984 billion in the fiscal year ended March 31, 2023. The increase was due mainly to an increase in fee and commission from lending business of ¥31 billion, or 19.0%. The increase in fee and commission from lending business was due mainly to an increase in fee and commission earned from foreign branches of principal banking subsidiaries.
Foreign exchange gains (losses)—net
Foreign exchange gains—net increased by ¥98 billion, or 106.5%, from the previous fiscal year to ¥190 billion in the fiscal year ended March 31, 2023. The increase was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2023.
Trading account gains (losses)—net
Trading account losses—net increased by ¥112 billion, or 22.8%, from the previous fiscal year to ¥604 billion in the fiscal year ended March 31, 2023. The increase in trading account losses reflects how, although losses on sale of securities in foreign subsidiary decreased, gains on the valuation of derivatives in foreign subsidiary decreased by a larger amount, resulting in an overall increase in losses.
Investment gains (losses)—net
Investment gains (losses)—net was a gain of ¥141 billion in the fiscal year ended March 31, 2023 compared to a loss of ¥76 billion in the previous fiscal year, among which investment gains—net related to equity securities was a gain of ¥136 billion in the fiscal year ended March 31, 2023 compared to a loss of ¥61 billion in the previous fiscal year. The increase in investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2023, which mostly reflected the strength in market conditions. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.
Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2022 and 2023:

	Fiscal years ended March 31,
	2022	2023

	(in billions of yen)
Salaries and employee benefits	¥669	¥694
General and administrative expenses	611	693
Occupancy expenses	202	165
Fee and commission expenses	204	202
Provision (credit) for credit losses on off-balance-sheet instruments	(15)	7
Other noninterest expenses	96	173

Total noninterest expenses	¥1,767	¥1,934

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Noninterest expenses increased by ¥167 billion, or 9.5%, from the previous fiscal year to ¥1,934 billion in the fiscal year ended March 31, 2023. The increase was due mainly to an increase in general and administrative expenses of ¥82 billion, or 13.4%, and an increase in other noninterest expenses of ¥77 billion, or 80.2%.
General and administrative expenses
General and administrative expenses increased by ¥82 billion, or 13.4%, from the previous fiscal year to ¥693 billion in the fiscal year ended March 31, 2023. The increase was due mainly to increases in property expenses and in depreciation of the next-generation IT systems at our securities subsidiary over their useful life.

Other noninterest expenses
Other noninterest expenses increased by ¥77 billion, or 80.2%, from the previous fiscal year to ¥173 billion in the fiscal year ended March 31, 2023.
Income Tax Expense (Benefit)
The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2022 and 2023:

	Fiscal years ended March 31,
	2022	2023

	(in billions of yen)
Current:
Domestic	¥42	¥22
Foreign	72	157

Total current tax expense	114	179
Deferred:
Domestic	(256)	(147)
Foreign	1	3

Total deferred tax expense (benefit)	(255)	(144)

Total income tax expense (benefit)	¥(141)	¥35

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Income tax expense (benefit) was an expense of ¥35 billion in the fiscal year ended March 31, 2023 compared to a benefit of ¥141 billion in the previous fiscal year. Current income tax expense in the fiscal year ended March 31, 2023 increased by ¥65 billion from the previous fiscal year to ¥179 billion. Deferred income tax benefit in the fiscal year ended March 31, 2023 decreased by ¥111 billion to ¥144 billion from the previous fiscal year. The increase in current tax expense was due mainly to an increase in the taxable income of foreign subsidiaries. The decrease in deferred tax benefit was due mainly to a decrease in the temporary differences of our principal banking subsidiaries.
We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan was immaterial.

The following table shows the components of deferred tax assets (liabilities) as of March 31, 2022 and 2023:

	As of March 31,
	2022	2023

	(in billions of yen)
Deferred tax assets:
Allowance for credit losses	¥292	¥270
Lease liabilities	184	176
Trading securities	118	174
Derivative financial instruments	52	161
Premises and equipment	65	54
Available-for-sale securities	8	13
Net operating loss carryforwards	183	168
Other	224	256

Gross deferred tax assets	1,126	1,272

Valuation allowance	(163)	(199)

Deferred tax assets, net of valuation allowance	963	1,073
Deferred tax liabilities:
Investments	213	264
Prepaid pension cost and accrued pension liabilities	221	224
Right-of-use assets	177	169
Other	104	55

Gross deferred tax liabilities	715	712

Net deferred tax assets	¥248	¥361

Net Income Attributable to Noncontrolling Interests
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Net income attributable to noncontrolling interests increased by ¥44 billion from the previous fiscal year to ¥48 billion in the fiscal year ended March 31, 2023.
Net Income (loss) Attributable to MHFG Shareholders
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
As a result of the foregoing, net loss attributable to MHFG shareholders decreased by ¥91 billion, or 86.7%, from the previous fiscal year to ¥14 billion in the fiscal year ended March 31, 2023.
Business Segments Analysis
The following discussion relates to our business segment analysis for the fiscal years ended March 31, 2022 and 2023. For the discussion on our business segment analysis for the fiscal year ended March 31, 2021, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2021 and 2022, please refer to “Item 5. Operating and Financial Review and Prospects—Business Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2022, filed with the SEC on July 1, 2022.
Our business segment information is prepared based on the internal management reporting systems used by management to measure the performance of our business segments under Japanese GAAP. Since figures reported to management are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 30 to our consolidated financial statements included elsewhere in this annual report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.
We manage our group under an
in-house
company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.
Specifically, the company system was classified into the following five in-house
companies, each based on a customer segment until March 31, 2023: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regarded these customer segments as our operating segments.
On April 1, 2023, we integrated the Corporate & Institutional Company with the investment banking functions of the Global Products Unit to establish a new Corporate & Investment Banking Company, and the Global Corporate Company changed its name to become the Global Corporate & Investment Banking Company.
For a brief description of each of our business segments, see note 30 to our consolidated financial statements included elsewhere in this annual report.
Results of Operations by Business Segment
Consolidated Results of Operations
Consolidated gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 were ¥2,280.2 billion, an increase of ¥25.7 billion compared to the fiscal year ended March 31, 2022. Consolidated general and administrative expenses for the fiscal year ended March 31, 2023 were ¥1,473.6 billion, an increase of ¥58.6 billion compared to the fiscal year ended March 31, 2022. Consolidated equity in earnings of equity method investees—net for the fiscal year ended March 31, 2023 was ¥11.9 billion, a decrease of ¥13.5 billion compared to the fiscal year ended March 31, 2022. Consolidated net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 were ¥807.1 billion, a decrease of ¥46.1 billion compared to the fiscal year ended March 31, 2022.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2022 (1) :	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	¥715.0	¥494.4	¥592.8	¥388.1	¥59.5	¥4.7	¥2,254.5
General and administrative expenses (3)	623.7	201.4	300.0	234.7	33.4	21.8	1,415.0
Equity in earnings (losses) of equity method investees—net	5.9	3.8	16.0	—	1.5	(1.8)	25.4
Amortization of goodwill and others	2.2	0.1	0.4	0.8	7.2	1.0	11.7

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥95.0	¥296.7	¥308.4	¥152.6	¥20.4	¥(19.9)	¥853.2

Fixed assets (5)	¥493.0	¥159.1	¥161.8	¥88.5	¥—	¥794.9	¥1,697.3

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2023 (1) :	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	¥704.0	¥502.3	¥672.2	¥321.2	¥55.2	¥25.3	¥2,280.2
General and administrative expenses (3)	611.6	197.3	323.0	258.0	35.2	48.5	1,473.6
Equity in earnings (losses) of equity method investees—net	(17.0)	6.4	22.8	—	0.2	(0.5)	11.9
Amortization of goodwill and others	2.1	0.1	0.7	0.8	6.8	0.9	11.4

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥73.3	¥311.3	¥371.3	¥62.4	¥13.4	¥(24.6)	¥807.1

Fixed assets (5)	¥489.3	¥150.1	¥173.7	¥87.9	¥—	¥777.6	¥1,678.6

Notes:
(1)
Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the fiscal years ended March 31, 2022 and 2023, net gains (losses) related to ETFs and others amounted to ¥1.9 billion and ¥1.8 billion, respectively, of which ¥2.3 billion and ¥(0.3) billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees—net less amortization of goodwill and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

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

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees—net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
Retail & Business Banking Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 were ¥704.0 billion, a decrease of ¥11.0 billion, or 1.5%, compared to the fiscal year ended March 31, 2022. The decrease was attributable mainly to a decrease in commission income from sales of investment products to individuals.
General and administrative expenses for the fiscal year ended March 31, 2023 decreased by ¥12.1 billion, or 1.9%, compared to the fiscal year ended March 31, 2022 to ¥611.6 billion.
Equity in losses of equity method investees—net for the fiscal year ended March 31, 2023 were ¥17.0 billion, a decrease in equity in earnings of equity method investees—net of ¥22.9 billion compared to the fiscal year ended March 31, 2022.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 decreased by ¥21.7 billion, or 22.8%, compared to the fiscal year ended March 31, 2022 to ¥73.3 billion.
Corporate & Institutional Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 were ¥502.3 billion, an increase of ¥7.9 billion, or 1.6%, compared to the fiscal year ended March 31, 2022. The increase was attributable mainly to an increase in net interest income.
General and administrative expenses for the fiscal year ended March 31, 2023 decreased by ¥4.1 billion, or 2.0%, compared to the fiscal year ended March 31, 2022 to ¥197.3 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2023 increased by ¥2.6 billion, or 68.4%, compared to the fiscal year ended March 31, 2022 to ¥6.4 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 increased by ¥14.6 billion, or 4.9%, compared to the fiscal year ended March 31, 2022 to ¥311.3 billion.
Global Corporate Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 were ¥672.2 billion, an increase of ¥79.4 billion, or 13.4%, compared to the fiscal year ended March 31, 2022. The increase was attributable mainly to an increase in net interest income.
General and administrative expenses for the fiscal year ended March 31, 2023 increased by ¥23.0 billion, or 7.7%, compared to the fiscal year ended March 31, 2022 to ¥323.0 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2023 increased by ¥6.8 billion, or 42.5%, compared to the fiscal year ended March 31, 2022 to ¥22.8 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 increased by ¥62.9 billion, or 20.4%, compared to the fiscal year ended March 31, 2022 to ¥371.3 billion.
Global Markets Company
Gross profits + net losses related to ETFs and others for the fiscal year ended March 31, 2023 were ¥321.2 billion, a decrease of ¥66.9 billion, or 17.2%, compared to the fiscal year ended March 31, 2022. The decrease was attributable mainly to a decrease in banking income due to realized losses on foreign bonds.

General and administrative expenses for the fiscal year ended March 31, 2023 increased by ¥23.3 billion, or 9.9%, compared to the fiscal year ended March 31, 2022 to ¥258.0 billion.
As a result, net business profits + net losses related to ETFs and others for the fiscal year ended March 31, 2023 decreased by ¥90.2 billion, or 59.1%, compared to the fiscal year ended March 31, 2022 to ¥62.4 billion.
Asset Management Company
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 decreased by ¥4.3 billion, or 7.2%, compared to the fiscal year ended March 31, 2022 to ¥55.2 billion. The decrease was attributable mainly to a decrease in profits relating to publicly offered investment trusts.
General and administrative expenses for the fiscal year ended March 31, 2023 increased by ¥1.8 billion, or 5.4%, compared to the fiscal year ended March 31, 2022 to ¥35.2 billion.
Equity in earnings of equity method investees—net for the fiscal year ended March 31, 2023 decreased by ¥1.3 billion, or 86.7%, compared to the fiscal year ended March 31, 2022 to ¥0.2 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2023 decreased by ¥7.0 billion, or 34.3%, compared to the fiscal year ended March 31, 2022 to ¥13.4 billion.
Geographical Segment Analysis
The following discussion relates to our geographical segment analysis for the fiscal years ended March 31, 2022 and 2023. For the discussion on our geographical segment analysis for the fiscal year ended March 31, 2021, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2021 and 2022, please refer to “Item 5. Operating and Financial Review and Prospects—Geographical Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2022, filed with the SEC on July 1, 2022.

The following table presents consolidated income statement and total assets information by major geographic area. Foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as our operations are highly integrated globally, we have made estimates and assumptions for the allocation of assets, liabilities, income and expenses among the geographic areas.

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total

	(in billions of yen)
Fiscal year ended March 31, 2022:
Total revenue (1)	¥991	¥563	¥42	¥185	¥333	¥2,114
Total expenses (2)	1,714	265	19	189	169	2,356

Income (loss) before income tax expense (benefit)	(723)	298	23	(4)	164	(242)

Net income (loss)	¥(509)	¥275	¥18	¥(16)	¥131	¥(101)

Total assets at end of fiscal year	¥155,111	¥36,766	¥3,668	¥15,796	¥20,210	¥231,551
Fiscal year ended March 31, 2023:
Total revenue (1)	¥1,105	¥1,841	¥93	¥446	¥792	¥4,277
Total expenses (2)	1,784	1,455	85	413	471	4,208

Income (loss) before income tax expense (benefit)	(679)	386	8	33	321	69

Net income (loss)	¥(555)	¥297	¥2	¥20	¥270	¥34

Total assets at end of fiscal year	¥161,349	¥45,516	¥3,580	¥16,635	¥21,701	¥248,781

Notes:
(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for credit losses and noninterest expenses.
Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022
In the fiscal year ended March 31, 2023, we recorded a net loss in Japan. Among the geographical regions in which we recorded net income, 50.5% of our net income was derived from the United States, 0.3% from the Americas excluding the United States, 3.4% from Europe and 45.8% from Asia/Oceania excluding Japan, and others. At March 31, 2023, 64.9% of total assets were allocated to Japan, 18.3% to the United States, 1.4% to the Americas excluding the United States, 6.7% to Europe and 8.7% to Asia/Oceania excluding Japan, and others.
In Japan, total revenue increased by ¥114 billion from the previous fiscal year due primarily to a change from investment losses related to equity securities to investment gains related to equity securities and an increase in interest income from loans, including fees, offset in part by an increase in trading account losses—net. The change from investment losses related to equity securities to investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2023, which mostly reflected the strength in market conditions. The increase in interest income from loans, including fees, was due mainly to an increase in the average yield. The increase in trading account losses—net was due mainly to an increase in losses on the valuation of derivatives. Total expenses increased by ¥70 billion from the previous fiscal year due mainly to increases in expenses on deposits, payables under repurchase agreements and securities lending transactions and long-term debt, offset in part by a decrease in provision for credit losses on loans. In addition, income tax benefit decreased by ¥90 billion from the previous fiscal year to ¥124 billion in the fiscal year ended March 31, 2023. As a result, net loss in Japan increased by ¥46 billion. Total assets in Japan increased by ¥6,238 billion due primarily to an increase in interest-bearing deposits in other banks, offset in part by a decrease in investments.

In the United States, total revenue increased by ¥1,278 billion due primarily to increases in interest income from loans, including fees, interest-bearing deposits in other banks and receivables under resale agreements and securities borrowing transactions. The increases in interest income from loans, including fees, interest-bearing deposits in other banks and receivables under resale agreements and securities borrowing transactions were due mainly to an increase in the average yield. Total expenses increased by ¥1,190 billion due mainly to increases in expenses on deposits and payables under repurchase agreements and securities lending transactions. As a result, net income in the United States increased by ¥22 billion. Total assets in the United States increased by ¥8,750 billion due primarily to increases in trading account assets and loans.
In the Americas excluding the United States, total revenue increased by ¥51 billion due primarily to an increase in interest income from loans, including fees. Total expenses increased by ¥66 billion due mainly to an increase in expense on deposits. As a result, net income in the Americas excluding the United States decreased by ¥16 billion. Total assets in the Americas excluding the United States decreased by ¥88 billion due primarily to decreases in trading account assets and interest-bearing deposits in other banks, offset in part by an increase in investments.
In Europe, total revenue increased by ¥261 billion due primarily to an increase in interest income from loans, including fees. Total expenses increased by ¥224 billion due mainly to an increase in expenses on deposits. As a result, we recorded net income of ¥20 billion in Europe in the fiscal year ended March 31, 2023 compared to net loss of ¥16 billion in the previous fiscal year. Total assets in Europe increased by ¥839 billion due primarily to an increase in trading account assets, offset in part by a decrease in receivables under resale agreements.
In Asia/Oceania excluding Japan, and others, total revenue increased by ¥459 billion due primarily to an increase in interest income from loans, including fees. Total expenses increased by ¥302 billion due mainly to an increase in expenses on deposits. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥139 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥1,491 billion due primarily to increases in trading account assets and cash and due from banks.

Financial Condition
Assets
Our assets as of March 31, 2022 and 2023 were as follows:

	As of March 31,		Increase (decrease)
	2022	2023
	(in billions of yen)
Cash and due from banks	¥2,290	¥2,242	¥(48)
Interest-bearing deposits in other banks	49,884	65,750	15,866
Call loans and funds sold	1,102	1,647	545
Receivables under resale agreements	12,751	11,695	(1,056)
Receivables under securities borrowing transactions	2,339	1,892	(447)
Trading account assets	24,652	29,641	4,989
Investments	37,348	29,643	(7,705)
Loans	90,291	94,176	3,885
Allowance for credit losses on loans	(810)	(701)	109

Loans, net of allowance	89,481	93,475	3,994
Premises and equipment—net	1,704	1,654	(50)
Due from customers on acceptances	272	406	134
Accrued income	322	511	189
Goodwill	93	93	—
Intangible assets	48	45	(3)
Deferred tax assets	277	387	110
Other assets	8,988	9,700	712

Total assets	¥231,551	¥248,781	¥17,230

Total assets increased by ¥17,230 billion from March 31, 2022 to ¥248,781 billion as of March 31, 2023. The increase was due mainly to increases of ¥15,866 billion in interest-bearing deposits in other banks, ¥4,989 billion in trading account assets and ¥3,994 billion in loans, net of allowance, offset in part by decreases of ¥7,705 billion in investments and ¥1,056 billion in receivables under resale agreements.

Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2022 and 2023:

	As of March 31,				Increase (decrease)
	2022		2023
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥42,044	46.6%	¥43,365	46.0%	¥1,321	(0.6%)
Small and medium-sized companies	3,157	3.5	2,999	3.2	(158)	(0.3)
Retail:
Housing loan	7,782	8.6	7,507	8.0	(275)	(0.6)
Others	1,707	1.9	1,548	1.6	(159)	(0.3)
Sovereign	1,660	1.8	1,866	2.0	206	0.2
Banks and other financial institutions	682	0.8	645	0.7	(37)	(0.1)

Total domestic	57,032	63.2	57,930	61.5	898	(1.7)
Foreign:
Corporate (1)	30,889	34.2	33,250	35.3	2,361	1.1
Retail	11	0.0	9	0.0	(2)	0.0
Sovereign	587	0.6	478	0.5	(109)	(0.1)
Banks and other financial institutions	1,772	2.0	2,509	2.7	737	0.7

Total foreign	33,259	36.8	36,246	38.5	2,987	1.7

Total loans before allowance for credit losses on loans	¥90,291	100.0%	¥94,176	100.0%	¥3,885	—

Note:
(1)
Corporate under Foreign includes ¥216 billion and ¥184 billion of lease receivables that are receivables arising from direct financing leasing for the fiscal years ended March 31, 2022 and 2023, respectively.

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. The total amounts of unearned income and deferred net nonrefundable loan fees and costs were ¥196 billion and ¥238 billion at March 31, 2022 and 2023, respectively.
Total loans before allowance for credit losses on loans increased by ¥3,885 billion from March 31, 2022 to ¥94,176 billion as of March 31, 2023. Loans to domestic borrowers increased by ¥898 billion to ¥57,930 billion due mainly to an increase in loans to large companies.
Loans to foreign borrowers increased by ¥2,987 billion from March 31, 2022 to ¥36,246 billion as of March 31, 2023. The increase in loans to foreign borrowers was due mainly to an increase in loans to corporate borrowers in the United States.
Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 63.2% to 61.5%, while that of loans to foreign borrowers against gross total loans increased from 36.8% to 38.5%. Loans to foreign borrowers were regionally diversified.
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
We do not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with our nonaccrual and past due policies for loans. The amount of accrued interest receivables was ¥81 billion and ¥198 billion at March 31, 2022 and 2023, respectively and included in accrued income.
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
We attempt to remove nonaccrual loans from our balance sheet within three years from the time when they are categorized through methods such as collection, charge-offs, disposal and improving the borrowers’ credit rating through restructuring efforts.
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
We determine whether restructured loans other than troubled debt restructurings are nonaccrual loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. At March 31, 2023, the balance of restructurings that are troubled debt restructurings was ¥390 billion, and the balance of restructurings that are not troubled debt restructurings was ¥22 billion. Also, the amount of charge-offs recorded as a result of troubled debt restructurings that were made during the fiscal year ended March 31, 2023 was ¥141 billion.
While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.
Balance of nonaccrual loans
The following table shows our nonaccrual loans as of March 31, 2022 and 2023:

	As of March 31,				Increase (decrease)
	2022		2023
	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥800	1.9%	¥980	2.3%	¥180	0.4%
Small and medium-sized companies	140	4.5	122	4.1	(18)	(0.4)
Retail:
Housing loan	49	0.6	39	0.5	(10)	(0.1)
Others	62	3.6	55	3.6	(7)	0.0

Total domestic	1,051	1.8	1,196	2.1	145	0.3
Foreign	117	0.4	136	0.4	19	0.0

Total nonaccrual loans	¥1,168	1.3	¥1,332	1.4	¥164	0.1

Nonaccrual loans increased by ¥164 billion from March 31, 2022 to ¥1,332 billion as of March 31, 2023. Nonaccrual loans to domestic borrowers increased by ¥145 billion due mainly to the deterioration of credit status of certain large corporate borrowers. Nonaccrual loans to foreign borrowers increased by ¥19 billion. The relative impact of foreign currency fluctuations on those foreign loans was ¥5 billion.
Reflecting the aforementioned change, the percentage of nonaccrual loans within gross total loans increased from 1.3% as of March 31, 2022 to 1.4% as of March 31, 2023. The percentage of nonaccrual loans net of allowance for credit losses on loans to gross total loans net of allowance for credit losses on loans increased from 0.40% as of March 31, 2022 to 0.67% as of March 31, 2023 due to a larger percentage increase in nonaccrual loans net of allowance for credit losses on loans than the percentage increase in gross total loans net of allowance for credit losses on loans.
Allowance for Credit Losses on Loans
Calculation of allowance for credit losses on loans
Effective April 1, 2020, the allowance for credit losses on loans is established for current expected credit losses on our loan portfolio in accordance with ASC 326. Additionally, as of April 1, 2020, we did not elect the fair value option for financial assets measured at amortized cost basis. Prior to April 1, 2020, the allowance for credit losses on loans was established based on an incurred loss model in accordance with ASC 310 and ASC 450.
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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed to reflect current economic conditions and our expectation of future conditions on a timely basis. For March 31, 2022 and 2023, we used the most recent macroeconomic scenario available during our credit loss estimation process.
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
In general, we estimate expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans generally includes the allowance for those loans that were individually evaluated for expected credit losses. See note 4 to our consolidated financial statements included elsewhere in this annual report for the definitions of obligor categories and classification of nonaccrual loans.
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
Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of the Russia-Ukraine situation, elevated global inflation and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product.
In terms of the Russia-Ukraine situation, considering the country risk arising from the continued sanctions against Russia and the downgrading of their credit rating, we incorporated the estimated impact of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.

Balance of allowance for credit losses on loans
The following table summarizes the allowance for credit losses on loans by component and as a percentage of the corresponding loan balance as of March 31, 2022 and 2023:

	As of March 31,		Increase (decrease)
	2022	2023
	(in billions of yen, except percentages)
Total allowance for credit losses on loans (A)	¥810	¥701	¥(109)

Nonaccrual loans with an allowance (B)	¥1,082	¥1,255	¥173
Nonaccrual loans without an allowance (C)	86	77	(9)
Accrual loans (1) (D)	89,319	93,081	3,762

Gross total loans (E)	¥90,487	¥94,413	¥3,926

Percentage of total allowance for credit losses on loans against gross total loans (A)/(E)x100	0.89%	0.74%	(0.15%)

Note:
(1)	Accrual loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.
Allowance for credit losses on loans decreased by ¥109 billion from March 31, 2022 to ¥701 billion as of March 31, 2023 due to an increase in charge-offs of loans to certain large corporate borrowers. As a result, the percentage of total allowance for credit losses on loans against gross total loans decreased by 0.15 percentage points to 0.74%.
In the fiscal year ended March 31, 2023, nonaccrual loans increased by 14.0% due mainly to an increase in domestic nonaccrual loans. Allowance for credit losses on loans decreased by 13.4%.
The coverage ratio for nonaccrual loans, calculated as the percentage of total allowance for credit losses on loans against total nonaccrual loans, decreased by 16.69 percentage points as of March 31, 2023 compared to March 31, 2022. The decrease was due mainly to (i) significant charge-offs related to a certain large corporate borrower whose loans were largely covered by the allowance for credit losses on loans as of March 31, 2022, which led to a decrease in total allowance for credit losses on loans, and (ii) an increase in nonaccrual loans to domestic borrowers resulting from the deterioration of credit status of certain large corporate borrowers, which led to an increase in total nonaccrual loans.

Provision (credit) for credit losses on loans
The following table summarizes changes in our allowance for credit losses on loans in the fiscal years ended March 31, 2022 and 2023:

	Fiscal years ended March 31,		Increase (decrease)
	2022	2023
	(in billions of yen)
Allowance for credit losses on loans at beginning of fiscal year	¥651	¥810	¥159
Provision (credit) for credit losses on loans	188	91	(97)
Charge-offs:
Domestic:
Corporate:
Large companies	(28)	(149)	(121)
Small and medium-sized companies	(4)	(4)	—
Retail:
Housing loan	(2)	(2)	—
Others	(2)	(4)	(2)

Total domestic charge-offs	(36)	(159)	(123)
Foreign	(24)	(69)	(45)

Total charge-offs	(60)	(228)	(168)

Recoveries:
Domestic:
Corporate:
Large companies	6	2	(4)
Small and medium-sized companies	1	4	3
Retail:
Housing loan	1	—	(1)
Others	—	1	1

Total domestic recoveries	8	7	(1)
Foreign	11	4	(7)

Total recoveries	19	11	(8)

Net charge-offs	(41)	(217)	(176)
Others (1)	12	17	5

Balance at end of fiscal year	¥810	¥701	¥(109)

Note:
(1)	“Others” includes primarily foreign exchange translation.
Provision for credit losses on loans decreased by ¥97 billion from March 31, 2022 to ¥91 billion at March 31, 2023. The decrease was due mainly to the absence of the significant provision for credit losses on loans related to a certain large corporate borrower that was recorded in the previous fiscal year, which was offset in part by provision for credit losses on loans related to a number of certain other large corporate borrowers in the fiscal year ended March 31, 2023.
Charge-offs increased by ¥168 billion from the previous fiscal year to ¥228 billion for the fiscal year ended March 31, 2023. The increase was due mainly to increases in charge-offs of loans to certain domestic large corporate borrowers and foreign loans.

Investments
The majority of our investments are
available-for-sale
and
held-to-maturity
securities, which at March 31, 2022 and 2023 were as follows:

	As of March 31,						Increase (decrease)
	2022			2023
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥25,191	¥25,159	¥(32)	¥16,484	¥16,449	¥(35)	¥(8,707)	¥(8,710)	¥(3)
Other than Japanese government bonds	6,511	6,515	4	6,796	6,785	(11)	285	270	(15)

Total	¥31,702	¥31,674	¥(28)	¥23,280	¥23,234	¥(46)	¥(8,422)	¥(8,440)	¥(18)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥480	¥485	¥5	¥799	¥800	¥1	¥319	¥315	¥(4)
Agency mortgage-backed securities	1,039	981	(58)	1,251	1,115	(136)	212	134	(78)

Total	¥1,519	¥1,466	¥(53)	¥2,050	¥1,915	¥(135)	¥531	¥449	¥(82)

Available-for-sale
securities measured at fair value decreased by ¥8,440 billion from March 31, 2022 to ¥23,234 billion at March 31, 2023. This decrease was due primarily to our sales of Japanese government bonds.
Held-to-maturity
securities measured at amortized cost increased by ¥531 billion from March 31, 2022 to ¥2,050 billion at March 31, 2023. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.
The amount of our funding through deposits significantly exceeds our total loans. As a result, we allocate a significant portion of such excess among investments in debt securities, including Japanese government bonds, and investments in equity securities consisting mainly of common stock of Japanese listed company customers. We will continue our efforts to dispose of cross-shareholdings in order to decrease the potential impact on our financial position due to fluctuations in stock prices, and to be able to fully perform financial intermediary functions even under periods of stress.
Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2023, we had a total of ¥23,234 billion of available-for-sale
securities within our investments, of which ¥16,449 billion was Japanese government bonds. We had ¥31,674 billion and ¥23,234 billion of available-for-sale
securities measured at fair value as of March 31, 2022 and 2023, respectively, and net unrealized losses of ¥28 billion and ¥46 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively. As the negative interest rate policy of the Bank of Japan started in February 2016 and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bond portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bond portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Based on aggregated non-consolidated figures of our principal banking subsidiaries on a managerial accounting basis after taking into account hedging activities, the average remaining period of our Japanese government bond portfolio included in available-for-sale securities within our investments and excluding held-to-maturity securities as of March 31, 2023 was approximately 0.7 years compared to 1.2 years as of March 31, 2022.
Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Trading Account Assets
Trading account assets increased by ¥4,989 billion from March 31, 2022 to ¥29,641 billion at March 31, 2023. The increase was due mainly to an increase in the market value of receive-variable, pay-fixed
derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates, and an increase in the fair value of trading account assets denominated in foreign currency, reflecting the depreciation of the yen.
Liabilities
The following table shows our liabilities as of March 31, 2022 and 2023:

	As of March 31,		Increase (decrease)
	2022	2023

	(in billions of yen)
Deposits	¥157,178	¥164,936	¥7,758
Due to trust accounts	390	749	359
Call money and funds purchased	1,278	1,815	537
Payables under repurchase agreements	20,070	25,737	5,667
Payables under securities lending transactions	1,361	886	(475)
Other short-term borrowings	7,567	3,397	(4,170)
Trading account liabilities	14,859	19,363	4,504
Bank acceptances outstanding	272	406	134
Income taxes payable	63	88	25
Deferred tax liabilities	29	25	(4)
Accrued expenses	203	443	240
Long-term debt	12,578	14,893	2,315
Other liabilities	6,261	6,318	57

Total liabilities	¥222,109	¥239,056	¥16,947

Total liabilities increased by ¥16,947 billion from March 31, 2022 to ¥239,056 billion as of March 31, 2023. The increase was due primarily to increases of ¥7,758 billion in deposits, ¥4,504 billion in trading account liabilities, ¥2,315 billion in long-term debt and ¥1,918 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.
Deposits
The following table shows a breakdown of our deposits as of March 31, 2022 and 2023:

	As of March 31,		Increase (decrease)
	2022	2023

	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥32,845	¥33,137	¥292
Interest-bearing deposits	91,425	92,625	1,200

Total domestic deposits	124,270	125,762	1,492

Foreign:
Noninterest-bearing deposits	2,501	3,043	542
Interest-bearing deposits	30,407	36,131	5,724

Total foreign deposits	32,908	39,174	6,266

Total deposits	¥157,178	¥164,936	¥7,758

Total deposits increased by ¥7,758 billion from March 31, 2022 to ¥164,936 billion at March 31, 2023. Domestic deposits increased by ¥1,492 billion from March 31, 2022 to ¥125,762 billion at March 31, 2023. Domestic interest-bearing deposits increased by ¥1,200 billion from March 31, 2022 to ¥92,625 billion at March 31, 2023 due mainly to increases in ordinary deposits and time deposits, offset in part by a decrease in certificates of deposit. Domestic noninterest-bearing deposits increased by ¥292 billion from March 31, 2022 to ¥33,137 billion at March 31, 2023 due mainly to an increase in noninterest-bearing ordinary deposits, offset in part by a decrease in foreign bills of exchange payable. Foreign deposits increased by ¥6,266 billion from March 31, 2022 to ¥39,174 billion at March 31, 2023 due mainly to increases in time deposits and certificates of deposit.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2022 and 2023:

	As of March 31,						Increase(decrease)
	2022			2023
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

	(in billions of yen)
Due to trust accounts	¥390	¥—	¥390	¥749	¥—	¥749	¥359	¥—	¥359
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	5,803	16,906	22,709	8,410	20,028	28,438	¥2,607	¥3,122	¥5,729
Other short-term borrowings	5,698	1,869	7,567	1,415	1,982	3,397	(4,283)	113	(4,170)

Total short-term borrowings	¥11,891	¥18,775	¥30,666	¥10,574	¥22,010	¥32,584	¥(1,317)	¥3,235	¥1,918

Total short-term borrowings increased by ¥1,918 billion from March 31, 2022 to ¥32,584 billion at March 31, 2023. Domestic short-term borrowings decreased by ¥1,317 billion due mainly to a decrease in other short-term borrowings, offset in part by an increase in payables under repurchase agreements. Foreign short-term borrowings increased by ¥3,235 billion due mainly to an increase in payables under repurchase agreements.
Trading Account Liabilities
Trading account liabilities increased by ¥4,504 billion from March 31, 2022 to ¥19,363 billion at March 31, 2023. The increase was due mainly to an increase in the market value of receive-fixed, pay-variable
derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates, and an increase in securities sold for short sales related to hedging activities.
Equity
The following table shows a breakdown of equity as of March 31, 2022 and 2023:

	As of March 31,		Increase (decrease)
	2022	2023

	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,817	¥5,833	¥16
Retained earnings	2,665	2,442	(223)
Accumulated other comprehensive income, net of tax	440	649	209
Treasury stock, at cost	(8)	(9)	(1)

Total MHFG shareholders’ equity	8,914	8,915	1
Noncontrolling interests	528	810	282

Total equity	¥9,442	¥9,725	¥283

Total equity increased by ¥283 billion from March 31, 2022 to ¥9,725 billion due mainly to increases in noncontrolling interests and accumulated other comprehensive income, net of tax, offset in part by a decrease in retained earnings.
Retained earnings decreased by ¥223 billion from March 31, 2022 to ¥2,442 billion at March 31, 2023. This decrease was due primarily to dividend payments of ¥209 billion and net loss attributable to MHFG shareholders for the fiscal year ended March 31, 2023 of ¥14 billion.
Accumulated other comprehensive income, net of tax increased by ¥209 billion from March 31, 2022 to ¥649 billion at March 31, 2023. The increase was due primarily to foreign currency translation adjustments of ¥134 billion and defined benefit plan adjustments of ¥68 billion.
Noncontrolling interests increased by ¥282 billion from March 31, 2022 to ¥810 billion at March 31, 2023. The increase was due mainly to new consolidations of certain investment funds, offset in part by the deconsolidation of certain investment funds.
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
Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥7,758 billion, or 4.9%, from March 31, 2022 to ¥164,936 billion as of March 31, 2023. Our average balance of deposits for the fiscal year ended March 31, 2023 of ¥164,880 billion exceeded our average balance of loans for the same period by ¥70,383 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.
Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise senior and subordinated long-term debt for the purpose of improving our total loss absorbing capacity and capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2023:

As of May 31, 2023
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1
We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities and maintain credit lines and swap facilities denominated in foreign currencies.
In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee and our President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2023, the balance of Japanese government bonds included within our investments and measured at fair value was ¥16.4 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.
Under the regulatory liquidity requirements in Japan that consist of the liquidity coverage ratio (“LCR”) standard and the net stable funding ratio (“NSFR”) standard, the regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated
LCR data of our principal banking subsidiaries, each for the three months ended March 31, 2023, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated
NSFR data of our principal banking subsidiaries, each as of March 31, 2023. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.

Liquidity Coverage Ratio (LCR)

For the three months ended March 31, 2023
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥77,599
Net cash outflows (weighted)	59,419
LCR	130.6%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥73,115
Net cash outflows (weighted)	56,158
LCR	130.2%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥72,141
Net cash outflows (weighted)	54,236
LCR	133.0%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,704
Net cash outflows (weighted)	2,112
LCR	128.1%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,629
Net cash outflows (weighted)	2,020
LCR	130.3%
Net Stable Funding Ratio (NSFR)

As of March 31, 2023
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	¥112,497
Required stable funding (weighted)	91,786
NSFR	122.5%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	¥107,323
Required stable funding (weighted)	86,676
NSFR	123.8%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	¥103,743
Required stable funding (weighted)	82,965
NSFR	125.0%
Mizuho Trust and Banking (Consolidated)
Available stable funding (weighted)	¥3,534
Required stable funding (weighted)	3,069
NSFR	115.1%
Mizuho Trust and Banking (Non-Consolidated)
Available stable funding (weighted)	¥3,473
Required stable funding (weighted)	3,006
NSFR	115.5%

For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity.”
Off-balance-sheet
Arrangements
We engage in various types of
off-balance-sheet
arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2022 and 2023:

	As of March 31,		Increase (decrease)
	2022	2023

	(in billions of yen)
Guarantees:
Performance guarantees	¥3,254	¥3,548	¥294
Guarantees on loans	419	228	(191)
Guarantees on securities	75	82	7
Other guarantees	2,899	3,306	407
Guarantees for the repayment of trust principal	22	18	(4)
Liabilities of trust accounts	478	554	76
Derivative financial instruments	36,484	83,420	46,936

	As of March 31,		Increase (decrease)
	2022	2023

	(in billions of yen)
Commitments:
Commitments to extend credit	¥92,203	¥100,973	¥8,770
Commercial letters of credit	1,422	1,336	(86)

Total commitments	¥93,625	¥102,309	¥8,684

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
Some of our
off-balance-sheet
arrangements are related to activities of special purpose entities, most of which are variable interest entities. For further information, see note 23 to our consolidated financial statements included elsewhere in this annual report.

Tabular Disclosure of Contractual Obligations
In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2023:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total

	(in billions of yen)
Time deposits	¥40,793	¥1,402	¥992	¥263	¥315	¥221	¥43,986
Certificates of deposit	13,242	456	90	—	—	—	13,788
Long-term debt	1,178	3,758	703	1,428	1,291	6,535	14,893
Finance leases	2	1	1	1	1	1	7
Operating leases	79	60	54	44	34	324	595

Total (1)(2)	¥55,292	¥5,676	¥1,839	¥1,735	¥1,640	¥7,080	¥73,262

Notes:
(1)
Contributions to our pension plans, which are not included in the above table, are expected to be approximately ¥32 billion in the fiscal year ending March 31, 2024, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

(2)
Unrecognized tax benefits, which are not included in the above table, were ¥7.0 billion, of which ¥2.3 billion was interest and penalties, as of March 31, 2023. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

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
In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for
G-SIBs
to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the minimum Common Equity Tier 1 capital ratio of 4.5%, the capital conservation buffer of 2.5% and the countercyclical capital buffer. We were included in the list of
G-SIBs
updated in November 2022 and were allocated to the category that would require 1.0% of additional loss absorbency.
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
Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which (i) was phased in from March 31, 2019 and has been fully applied from March 31, 2022 for Japanese
G-SIBs,
and (ii) has been phased in from March 31, 2021 and will be fully applied from March 31, 2024 for a financial group designated as a
D-SIB
by the Financial Services Agency which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with Japanese
G-SIBs,
the “Covered SIBs”). According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for Covered SIBs is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively under the FSB’s final TLAC standards and the Japanese TLAC requirements, the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) is required to (i) meet the minimum external TLAC requirements, and (ii) cause its material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan. External TLAC eligible instruments generally consist of instruments issued by the Domestic Resolution Entity of the relevant Covered SIB that meet the criteria for inclusion in external TLAC requirements and others less any regulatory adjustments. Internal TLAC eligible instruments generally consist of instruments issued by the material subsidiaries of the relevant Covered SIBs designated as systemically important by the Financial Services Agency, which are subject to the internal TLAC requirements such as subordinated debt that meet the criteria for inclusion in internal TLAC requirements and others less any regulatory adjustments.

Under the Japanese TLAC regulations,
G-SIBs
are required to meet a minimum TLAC requirement of at least 18% of the resolution group’s risk-weighted assets and at least 6.75% of the Basel III leverage ratio denominator. In addition, Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets as their external TLAC. For more information regarding the Japanese TLAC regulations, see “Item 4. Information on the Company—Supervision and Regulation—Total Loss Absorbing Capacity.”
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
on the global banking system, it endorsed a set of measures, including the deferral of the implementation date of the finalized Basel III reforms by one year to January 1, 2023, and the extension of the accompanying transitional arrangements for the output floor by one year to January 1, 2028, as well as the implementation date of the finalized market risk capital framework by one year to January 1, 2023. As a result, under the finalized Basel III reforms, the revisions to the capital floor were scheduled to be phased in from January 1, 2023, with the initial capital floor of 50%, and were scheduled to be fully implemented at 72.5% from January 1, 2028, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure were scheduled to take effect from January 1, 2023,and the leverage ratio buffer requirement for
G-SIBs
took effect from January 1, 2023.
In March 30, 2020, the Financial Services Agency announced a deferral of the date of implementation in Japan of the Basel III finalization framework by one year until March 31, 2023. Furthermore, in April and November 2022, the Financial Services Agency published amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework, under which the implementation of the Basel III finalization framework was further deferred in Japan by one year, based on the international situation and dialogue with stakeholders, such that in respect of the Japanese banks with international operations and Japanese banks with only domestic operations that have been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2024, except for banks that have notified the Financial Services Agency that they wish to implement the Basel III finalization framework earlier.
In July 2022, the Financial Services Agency published amendments to the regulatory notices regarding the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure, and the leverage ratio buffer requirement for
G-SIBs,
under which, in Japan, (i) the leverage ratio regulations under the finalized definition of the leverage ratio exposure measure will be implemented, simultaneously in conjunction with the capital adequacy requirements under the Basel III finalization framework, from March 31, 2024, except for financial institutions that implement the Basel III finalization framework earlier, and (ii) the leverage ratio buffer requirement for
G-SIBs
took effect from March 31, 2023. In addition, in November 2022, the Financial Services Agency published revised ordinances regarding the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms with effect from March 2023, under which, if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the leverage ratio regulations and TLAC regulations, which introduced the temporary measures to exclude amounts of deposits held at the Bank of Japan from the calculation of leverage ratio exposure and external TLAC ratio on a total exposure basis due to the uncertainty of the impact of
COVID-19.
The implementation period of such temporary measures has been extended to the end of March 2024. In November 2022, the Financial Services Agency amended the leverage ratio regulations and the TLAC regulations, with effect from April 2024, which will raise the minimum leverage ratio from 3% to 3.15% and the minimum TLAC ratio on a total exposure basis from 6.75% to 7.10%, and add 0.05% to the leverage ratio buffer requirement for
G-SIBs,
while continuing to exclude amounts of deposits held at the Bank of Japan from the calculation of the leverage ratio exposure and the external TLAC ratio on a total exposure basis, taking into account exceptional macroeconomic conditions and other circumstances. For more information, see “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy,” “Item 4. Information on the Company—Supervision and Regulation—Leverage Ratio” and “Item 4. Information on the Company—Supervision and Regulation—Total Loss Absorbing Capacity.”
If the capital adequacy ratio or the leverage ratio of a financial institution falls below the required level, the Financial Services Agency may, depending upon the extent of capital deterioration, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on its financial condition and results of operations. If the capital conservation buffer, the countercyclical capital buffer, the additional loss absorption capacity requirement for
G-SIBs
and
D-SIBs
or the leverage ratio buffer requirement for
G-SIBs
are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital distribution constraints plan is required to be considered reasonable to restore the capital buffer or the leverage ratio buffer, and include restrictions on capital distributions, such as dividends, share buybacks and bonuses payments, up to a certain amount as determined depending on the level of the capital buffer.
Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel III rules.
Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios
Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31, 2022 and 2023, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2022	March 31, 2023

	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥8,067.2	¥8,315.5	¥248.2
Additional Tier 1 capital	1,646.0	1,487.8	(158.1)

Tier 1 capital	9,713.2	9,803.3	90.1
Tier 2 capital	1,638.3	1,503.5	(134.8)

Total capital	¥11,351.6	¥11,306.9	¥(44.7)

Risk-weighted assets	¥64,730.4	¥70,434.1	¥5,703.7
CET1 capital ratio	12.46%	11.80%	(0.66%)
Required CET1 capital ratio (1)	8.01%	8.06%	—
Tier 1 capital ratio	15.00%	13.91%	(1.09%)
Required Tier 1 capital ratio (1)	9.51%	9.56%	—
Total capital ratio	17.53%	16.05%	(1.48%)
Required total capital ratio (1)	11.51%	11.56%	—
CET1 available after meeting the bank’s minimum capital requirements	7.96%	7.30%	(0.66%)
Total Exposure (2)	¥212,972.0	¥219,441.1	¥6,469.1
Leverage ratio (3)	4.56%	4.46%	(0.10%)
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	24.24%	24.02%	(0.22%)
External TLAC ratio (total exposure basis, including capital buffers) (4)	8.43%	8.85%	0.42%

Note:
(1)
The required ratios described above, as of March 31, 2022 and 2023, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01% and 0.06%, respectively, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets and certain other risk amounts. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)
As of March 31, 2022 and 2023, our total exposures (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were ¥251,582.8 billion and ¥271,418.1 billion, respectively.

(3)
As of March 31, 2022 and 2023, our leverage ratios on a consolidated basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 3.86% and 3.61%, respectively.

(4)
As of March 31, 2022 and 2023, our external TLAC ratios on a total exposure basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 7.14% and 7.15%, respectively.

Our total capital ratio as of March 31, 2023 was 16.05%, a decrease of 1.48% points compared to March 31, 2022. Our Tier 1 capital ratio as of March 31, 2023 was 13.91%, a decrease of 1.09% points compared to March 31, 2022. Our Common Equity Tier 1 capital ratio as of March 31, 2023 was 11.80%, a decrease of 0.66% points compared to March 31, 2022. Our total capital ratio, Tier 1 capital ratio and Common Equity Tier 1 capital ratio decreased due mainly to an increase the risk-weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2023.
Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2022 and 2023, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2022	March 31, 2023
Mizuho Bank
Common Equity Tier 1 capital ratio	11.68%	10.51%	(1.17%)
Tier 1 capital ratio	14.42%	12.78%	(1.64%)
Total capital ratio	17.02%	14.94%	(2.08%)
Leverage ratio	4.32%	4.03%	(0.29%)
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	25.18%	25.94%	0.76%
Tier 1 capital ratio	25.18%	25.94%	0.76%
Total capital ratio	25.18%	25.95%	0.77%
Leverage ratio	10.20%	10.61%	0.41%
We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2023.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated
basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidated
basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2023, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.
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

	As of and for the fiscal year ended March 31, 2023
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders

	(in billions of yen)
U.S. GAAP	¥8,915.5	¥(14.0)
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	(38.0)	373.0
2. Investments	(122.2)	209.6
3. Loans	259.5	30.3
4. Allowances for credit losses on loans and off-balance-sheet instruments	141.0	9.8
5. Premises and equipment	(172.7)	29.3
6. Land revaluation	155.1	(4.3)
7. Business combinations	(88.0)	(8.3)
8. Pension liabilities	71.6	71.6
9. Consolidation of variable interest entities	76.4	43.0
10. Deferred taxes	(68.5)	(187.2)
11. Foreign currency translation	—	7.7
12. Other	3.6	(5.0)

Japanese GAAP	¥9,133.3 (1)	¥555.5

Note:
(1) Includes total accumulated other comprehensive income and stock acquisition rights.
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
In general, we estimate expected credit losses collectively on the loans in the case of normal obligors and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to our estimated exposure at default. Under Japanese GAAP, a collective allowance is generally estimated using historical loss experience based on historical results according to the obligor ratings, whereas under U.S. GAAP the allowance is based on the methodology that reflects expected credit losses over the remaining lives and requires consideration of a broader range of information such as relevant information about past events supportable forecasts, inclusive of macroeconomic assumptions, and the expected life of the loan.
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
During the fiscal year ended March 31, 2023, certain subsidiaries of ours partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.
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
Under Japanese GAAP, the income statement items of our foreign entities are translated into yen, our presentation currency, using the respective fiscal year-end
exchange rates, while under U.S. GAAP, they are translated into the presentation currency using the average rates of exchange for the respective fiscal years.

12.	Other
This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
Directors
Shown below is information regarding the directors of Mizuho Financial Group, Inc. as of June 28, 2023:

Name	Age	Director Type	Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk (4)	Human Resources (5)	System Failure (6)
Yoshimitsu Kobayashi	76	Independent (1)	—	Chair	—	—	—	Member	—
Ryoji Sato	76	Independent (1)	—	—	—	Member	—	—	Member
Takashi Tsukioka	72	Independent (1)	—	Member	Member	Chair	—	Member	Member
Kotaro Ohno	71	Independent (1)	—	Member	—	Member	—	Member	Member
Hiromichi Shinohara	69	Independent (1)	—	Member	—	—	Member	Member	Member
Masami Yamamoto	69	Independent (1)	—	Member	Chair	—	—	Member	—
Izumi Kobayashi	64	Independent (1)	Chair	Member	—	—	Member	Member	Chair
Yumiko Noda	63	Independent (1)	—	—	Member	—	Member	—	—
Seiji Imai	61	Non-executive (2)	—	—	—	—	—	—	—
Hisaaki Hirama	60	Non-executive (2)	—	—	—	Member	Chair	—	—
Masahiro Kihara	57	Executive (3)	—	—	—	—	—	Chair	—
Makoto Umemiya	58	Executive (3)	—	—	—	—	—	—	—
Motonori Wakabayashi	58	Executive (3)	—	—	—	—	—	—	—
Nobuhiro Kaminoyama	55	Executive (3)	—	—	—	—	—	—	—

Notes:
(1)
Directors satisfying the requirements for outside directors, as defined in the Companies Act of Japan, and those for independent directors, as defined both by the Tokyo Stock Exchange, Inc. and by Mizuho Financial Group, Inc.

(2)	Directors not concurrently serving as executive officers, employees or executive directors of Mizuho Financial Group, Inc. or its subsidiaries.
(3)	Directors concurrently serving as executive officers.
(4)	Risk Committee consists of four directors and two outside experts (who are not directors).
(5)	Human Resources Review Meeting consists of seven directors.
(6)	System Failure Response Evaluation Committee consists of five directors.
The directors’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:
Mr. Yoshimitsu Kobayashi
has been Member of the Board of Directors since June 2020. Previously, he had been Chairperson and Representative Director, President of Mitsubishi Chemical Holdings Corporation *. He concurrently serves as Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.
* Current Mitsubishi Chemical Group Corporation
Mr. Ryoji Sato
has been Member of the Board of Directors since June 2020. Previously, he had been Chief Executive Officer of Deloitte Touche Tohmatsu LLC. He concurrently serves as Audit & Supervisory Board Member of Nippon Life Insurance Company (Outside Director (Audit & Supervisory Committee Member) since July 2022).
Mr. Takashi Tsukioka
has been Member of the Board of Directors since June 2021. Previously, he had been Representative Director, Chairman / Chief Executive Officer of Idemitsu Kosan Co., Ltd. He concurrently serves as Honorary Advisor of Idemitsu Kosan Co., Ltd. and Outside Director of MITSUI-SOKO HOLDINGS Co., Ltd.

Mr. Kotaro Ohno
has been Member of the Board of Directors since June 2023. Previously, he had been Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Prosecutor-General. He concurrently serves as Advisor of Atsumi & Sakai and Outside Audit & Supervisory Board Member of Komatsu Ltd.
Mr. Hiromichi Shinohara
has been Member of the Board of Directors since June 2023. Previously, he had been Senior Executive Vice President / Chairman of the Board of Directors of Nippon Telegraph and Telephone Corporation. He concurrently serves as Executive Advisor of Nippon Telegraph and Telephone Corporation and Outside Director of Yamaha Corporation.
Mr. Masami Yamamoto
has been Member of the Board of Directors since June 2019. Previously, he had been Representative Director, Chairman / President of Fujitsu Limited. He concurrently serves as Director, Senior Advisor of Fujitsu Limited and Outside Director of JFE Holdings, Inc.
Ms. Izumi Kobayashi
has been Member of the Board of Directors since June 2017. Previously, she had been President and Representative Director of Merrill Lynch Japan Securities Co., Ltd.*; and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. She concurrently serves as Outside Director of ANA HOLDINGS INC. and Outside Director of OMRON Corporation.
*Current BofA Securities Japan Co., Ltd
Ms. Yumiko Noda
has been Member of the Board of Directors since June 2023. Previously, she had been President and Representative Director of Veolia Japan K.K.; and Partner of Head of PPP and Infrastructure of PwC Advisory; and Deputy Mayor of Yokohama City. She concurrently serves as Chairman and Representative Director of Veolia Japan K.K. and Outside Director of Idemitsu Kosan Co., Ltd. and Outside Director of Benesse Holdings, Inc.
Mr. Seiji Imai
has been a
non-executive
Member of the Board of Directors and Chairman (
Kaicho
) since April 2022. Previously, he had been Member of the Board of Directors from June 2021 to April 2022; Deputy President & Senior Executive Officer / Head of Global Corporate Company from April 2021 to April 2022; and Head of Corporate & Institutional Company and Representative Executive Officer from April 2020 to April 2022; and Head of Global Products Unit from April 2020 to April 2021; and Head of Global Corporate Company from April 2018 to April 2020; and Head of Asia & Oceania excl. East Asia from April 2016 to April 2018.
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
Mr. Makoto Umemiya
has been Deputy President & Senior Executive Officer / Group Chief Digital Officer (Group CDO) or in charge of similar responsibilities since April 2022 , and Member of the Board of

Directors since April 2020. Previously, he had been Head of Financial Control & Accounting Group (Group CFO) since June 2017 to April 2023; and General Manager of Financial Planning Department from April 2014 to April 2017. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. and President, CEO & Representative Director of Blue Lab Co., Ltd.
Mr. Motonori Wakabayashi
has been Senior Executive Officer / Group Chief Risk Officer (Group CRO) or in charge of similar responsibilities and Member of the Board of Directors since April 2019 and June 2019, respectively. Previously, he had been Head of Compliance Group (Group CCO) from November 2021 to April 2022; and Member of the Board of Directors of Mizuho Research & Technologies, Ltd. from April 2021 to April 2022; and Head of Research & Consulting Unit or in charge of similar responsibilities from April 2016 to April 2020; and in charge of business promotion of Mizuho Bank, Ltd. from April 2016 to April 2018 ; and Executive Officer, General Manager of Industry Research Division of Mizuho Bank, Ltd. from April 2015 to April 2016. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd.
Mr. Nobuhiro Kaminoyama
has been Senior Executive Officer / Group Chief Human Resources Group (Group CHRO) or in charge of similar responsibilities and Member of the Board of Directors since April 2021 and June 2021, respectively. Previously, he had been General Manager of Corporate Secretariat from June 2018 to June 2021; and General Manager of Corporate Banking Department No.9 from April 2017 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Executive Officers
Shown below is information regarding the executive officers of Mizuho Financial Group, Inc. as of June 28, 2023:

Name	Age	Title	Area of Oversight
Masahiro Kihara (1)	57	President & Group CEO (2)	President & Group CEO
Makoto Umemiya (1)	58	Deputy President & Senior Executive Officer (2)	Group Chief Digital Officer(Group CDO)
Kazutoshi Isogai	54	Senior Executive Officer	Head of Retail & Business Banking Company
Masayuki Sugawara	58	Senior Executive Officer	Head of Corporate & Investment Banking Company
Hidekatsu Take	58	Senior Executive Officer	Head of Global Corporate & Investment Banking Company / In Charge of Specially Assigned Matters
Kenya Koshimizu	56	Senior Executive Officer	Co-Head of Global Markets Company
Daishi Sasaki	55	Senior Executive Officer	Co-Head of Global Markets Company
Noriyuki Sato	57	Senior Executive Officer	Head of Asset Management Company / In Charge of Specially Assigned Matters
Tsutomu Yamamoto	54	Senior Executive Officer	Head of Global Transaction Banking Unit
Yasuhiko Ushikubo	56	Senior Executive Officer	Head of Research & Consulting Unit / Group Chief Sustainability Officer (Group CSuO)
Naoshi Inomata	56	Senior Executive Officer	Group Chief Strategy Officer (Group CSO) / General Manager of Strategic Planning Office
Minako Nakamoto	54	Senior Executive Officer	Group Chief Governance Officer (Group CGO)
Takefumi Yonezawa	52	Senior Executive Officer	Group Chief Financial Officer (Group CFO) / General Manager of International Accounting Standards Project Team
Motonori Wakabayashi (1)	58	Senior Executive Officer	Group Chief Risk Officer (Group CRO)
Nobuhiro Kaminoyama (1)	55	Senior Executive Officer	Group Chief Human Resources Officer (Group CHRO)
Natsumi Akita	51	Senior Executive Officer	Group Chief People Officer (Group CPO) / Group Chief Culture Officer (Group CCuO)
Koji Yonei	61	Senior Executive Officer	Group Chief Information Officer (Group CIO)
Mitsuhiro Kanazawa	55	Senior Executive Officer	Group Co-Chief Information Officer (Group Co- CIO) / Group Chief Process Officer (Group CPrO)
Makoto Matsubara	55	Senior Executive Officer	Group Chief Compliance Officer (Group CCO)
Hisashi Kikuchi	57	Senior Executive Officer	Group Chief Audit Executive (Group CAE)

Notes:

(1)	Executive officers concurrently serving as directors.
(2)	Representative Executive Officer.
The executive officers’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:
For information on
Messrs. Masahiro Kihara, Makoto Umemiya, Motonori Wakabayashi, and Nobuhiro Kaminoyama
, see “—Directors.”

Mr. Kazutoshi Isogai
has been Senior Executive Officer / Head of Retail & Business Banking Company since April 2023. Previously, he had been Deputy Head of Retail & Business Banking Company from April 2022 to April 2023; and General Manager for Strategic Planning Group or in charge of similar responsibilities from March 2021 to April 2022; and General Manager of Fukuoka Branch of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2019 to March 2021; and General Manager of Financial Planning Department from April 2017 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
Mr. Masayuki Sugawara
has been Senior Executive Officer / Head of Corporate & Investment Banking Company since April 2023. Previously, he had been CEO for East Asia or in charge of similar responsibilities from April 2019 to April 2023; and Chairman of Mizuho Bank (China) Ltd. from August 2019 to June 2023; and General Manager of Bangkok Branch of Mizuho Bank., Ltd. from April 2017 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
Mr. Hidekatsu Take
has been Senior Executive Officer /Head of Global Corporate & Investment Banking Company or in charge of similar responsibilities and In Charge of Specially Assigned Matters since April 2022 and April 2023, respectively. Previously, he had been Head of Corporate & Institutional Company since April 2022 to April 2023; and Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2021 to April 2022; and Head of Asia Oceania from April 2018 to April 2021; and Joint Head of Americas of Mizuho Bank, Ltd. from April 2016 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
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
Mr. Daishi Sasaki
has been Senior Executive Officer /
Co-Head
of Global Markets Company since April 2023. Previously, he had been Head of Global Markets Division / Head of Research & Consulting Unit of Mizuho Securities Co., Ltd. from April 2021 to April 2023; and Deputy Head of Global Markets Division of Mizuho Securities Co., Ltd. from April 2020 to April 2021; and Head of Equity Business Division of Mizuho Securities Co., Ltd. or in charge of similar responsibilities from April 2018 to April 2020. He concurrently serves as Managing Executive Officer of Mizuho Securities Co., Ltd.
Mr. Noriyuki Sato
has been Senior Executive Officer / Head of Asset Management Company and In Charge of Specially Assigned Matters since April 2023. Previously, he had been Director, Chief Executive Officer of Agility Asset Advisers ( PhillipCapital Group ), AP Property Fund Management from May 2021 to April 2023; and Director, Chief Strategy Officer of Agility Asset Advisers ( PhillipCapital Group ), AP Property Fund Management or in charge of similar responsibilities from April 2020 to May 2021; and Chief Investment Officer of Asset Management One, Singapore from July 2017 to April 2020. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
Mr. Tsutomu Yamamoto
has been Senior Executive Officer / Head of Global Transaction Banking Unit since April 2023. Previously, he had been Head of Global Corporate Division / Head of Global Products Unit of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2021 to April 2023; and Deputy Head of Asia & Oceania / General Manager of Asia &Oceania Corporate Banking Department of Mizuho Bank, Ltd. from August 2020 to April 2021; and General Manager of Head of Europe Department of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2018 to April 2020; He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
Mr. Yasuhiko Ushikubo
has been Senior Executive Officer / Head of Research & Consulting Unit and Group Chief Sustainability Officer (Group CSuO) since April 2020 and September 2022, respectively.

Previously, he had been Deputy President of Mizuho Research & Technologies, Ltd. from April 2021 to April 2023; and Deputy Head of Research & Consulting Unit from April 2019 to April 2020; and General Manager of Industry Research Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and as Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Mr. Naoshi Inomata
has been Senior Executive Officer / Group Chief Strategy Officer (Group CSO) or in charge of similar responsibilities and General Manager of Strategic Planning Office since April 2020 and April 2023, respectively. Previously, he had been in charge of Specially Assigned Matters from April 2019 to April 2021; and General Manager of Asia & Oceania Department of Mizuho Bank, Ltd. from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Ms. Minako Nakamoto
has been Senior Executive Officer / Group Chief Governance Officer (Group CGO) since April 2023. Previously, she had been General Manager of Corporate Planning Department of Mizuho Securities Co., Ltd. from April 2020 to April 2023; and General Manager of Ginza Branch of Mizuho Bank, Ltd. from April 2018 to April 2020. She concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Mr. Takefumi Yonezawa
has been Senior Executive Officer / Group Chief Financial Officer (Group CFO) and General Manager of International Accounting Standards Project Team since April 2023 and April 2022, respectively. Previously, he had been Deputy Head of Financial Control & Accounting Group from April 2022 to April 2023; and General Manager of Financial Planning Department from April 2019 to April 2022; and Joint General Manager of Financial Planning Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Ms. Natsumi Akita
has been Senior Executive Officer / Group Chief People Officer (Group CPO) and Group Chief Culture Officer (Group CCuO) since April 2023 and December 2022, respectively. Previously, she had been Vice President of Marketing Division of Adobe Inc. from April 2018 to May 2022; and Senior Director of Marketing Division of Adobe Inc. from April 2017 to April 2018; and Vice President of Japan Region of Mastercard Inc. from November 2015 to April 2017. She concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.
Mr. Koji Yonei
has been Senior Executive Officer / Group Chief Information Officer (Group CIO) or in charge of similar responsibilities since January 2022. Previously, he had been Group Chief Digital Innovation Officer (Group CDIO) from January 2022 to April 2022; and
Co-Head
of IT & Systems Group from July 2021 to January 2022; and Vice President, COO of MI Digital Services Co., Ltd. from June 2020 to July 2021; and Deputy Head of IT & Systems Group or in charge of similar responsibilities from April 2013 to April 2020. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd.; and Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Mr. Mitsuhiro Kanazawa
has been Senior Executive Officer / Group
Co-Chief
Information Officer
(Group Co-
CIO) or in charge of similar responsibilities and Group Chief Process Officer (Group CPrO) since April 2022 and April 2023, respectively. Previously, he had been Deputy Head of Strategic Planning Group or in charge of similar responsibilities from March 2021 to April 2022; and General Manager of Risk Management Department from April 2020 to March 2021; and he had been in charge of Credit of Global Corporate Department from April 2019 to April 2020; and General Manager of Americas Division from April 2015 to April 2019.
Mr. Makoto Matsubara
has been Senior Executive Officer / Group Chief Compliance Officer (Group CCO) or in charge of similar responsibilities since April 2022. Previously, he had been Group Chief Crisis Management Officer (Group CCMO) from July 2021 to April 2022; and Executive Officer, General

Manager of Global Talent Planning and Management Department or in charge of similar responsibilities from April 2019 to July 2021; and General Manager of Planning Administration Department from April 2018 to April 2019; and General Manager of Compliance Department from April 2016 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Mr. Hisashi Kikuchi
has been Senior Executive Officer / Group Chief Audit Executive (Group CAE) or in charge of similar responsibilities since April 2020. Previously, he had been Head of Strategic Planning Group (Group CSO) from April 2018 to April 2020; Member of the Board of Directors from June 2018 to June 2019; and General Manager of Corporate Secretariat from April 2015 to June 2018. He concurrently serves as Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd., and Corporate Auditor of Mizuho Research & Technologies, Ltd.
No family relationship exists among any of the directors and executive officers.
6.B. Compensation
As a Company with Three Committees under the Companies Act, compensation for each individual director and executive officer as defined in the Companies Act, including bonuses, retirement allowances, incentive stock options, performance payments and stock compensation, needs to be determined at the Compensation Committee, which is required to consist of at least three directors and the majority of which is required to consist of outside directors. See “Item 6. C. Board Practices” for more information regarding Mizuho Financial Group’s corporate governance.
The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2023 (basic salaries, stock compensation I (paid or expected to be paid at the time of retirement) and others) and March 31, 2022 (performance payments and stock compensation II (paid during the term in office)) are shown on the following table:

			Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2023			For the fiscal year ended March 31, 2022
Classification		Aggregate Amount of Compensation (in millions of yen)	Basic Salaries	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Performance Payments	Stock Compensation II (paid during the term in office)	Other
Directors	Amount	319	229	40	0	—	—	49
	Number of Persons	9	9	9	8	—	—	1
Executive officers as defined in the Companies Act	Amount	1,548	789	127	1	314	316	—
	Number of Persons	23	18	18	18	17	17	—

Notes:
(1)	Fractions are rounded down.
(2)
With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2022 and 2023 are stated.

(3)	With respect to the amounts, the aggregate amounts paid or expected to be paid for the fiscal years ended March 31, 2022 and 2023 are stated.

(4)
The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

(5)
The number of directors in the “Basic Salaries” and “Stock Compensation I” column for the fiscal year ended March 31, 2023 includes one director who retired on June 21, 2022. The number of executive officers as defined in the Companies Act for the compensation for the fiscal year ended March 31, 2022 includes one executive officer as defined in the Companies Act who resigned on November 26, 2021, one executive officer as defined in the Companies Act who resigned on January 17, 2022, one executive officer as defined in the Companies Act who was dismissed (*) on February 1, 2022, and two executive officers as defined in the Companies Act who resigned on April 1, 2022.

(*Due to health reasons, the original plan (resignation on April 1, 2022) was moved forward.)
(6)
With respect to the Stock Compensation I for the directors and the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2022 based on the functions and responsibilities of each of the Officers, as the stock ownership points granted for the fiscal year ended March 31, 2023 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (¥1,607.087 per share).

(7)
The condolence money premiums subsidies concerning the fiscal year ended March 31, 2023 are included in the above table under the “Other” column for the fiscal year ended March 31, 2023, which are based on the decision by the Compensation Committee.

(8)
The metric for such performance payments and stock compensation II for the fiscal year ended March 31, 2022 was our consolidated net business profits and net gains or losses related to ETFs and others and consolidated net income and consolidated ROE and expense ratio. The target amount and results of the consolidated net business profits and net gains or losses related to ETFs and others metric were ¥790.0 billion and ¥853.1 billion, respectively. The target amount and results of the consolidated net income metric were ¥510.0 billion and ¥530.4 billion, respectively. The target amount and result of consolidated ROE metric were 6.1% and 6.4%, respectively. The target amount and results of the expense ratio metric were 64.0% and 63.3%, respectively.

(9)
With respect to the performance payments for executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2022 as the performance payments for the fiscal year ended March 31, 2022 are stated.

(10)
With respect to the Stock Compensation II for the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2022 based on each position and performance, as the stock ownership points granted for the fiscal year ended March 31, 2022 by the book value of Mizuho Financial Group stock (¥1,607.087 per share). Stock Compensation II for the fiscal year ended March 31, 2022 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2024.

(11)
Because the amount of the performance payments and stock compensation II to be paid with respect to the fiscal year ended March 31, 2023 has not yet been determined at present, the aggregate compensation above does not include the amount of such performance payments and stock compensation II; however, the necessary reserve is recorded for accounting purposes.

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

Name (Classification)	Aggregate Amount of Compensation (in millions of yen)	Company	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2023			For the fiscal year ended March 31, 2022
			Basic Salaries	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Performance Payments	Stock Compensation II (paid during the term in office)	Other
Masahiro Kihara (Executive officer as defined in the Companies Act)	146	Mizuho Financial Group	74	16	0	12	13	—
		Mizuho Bank	4	0	—	8	9	—
		Mizuho Trust & Banking	1	0	—	0	0	—
		Mizuho Securities	2	0	—	0	0	—
Seiji Imai (Director)	136	Mizuho Financial Group	75	14	0	22	23	—
Naofumi Fuke (Executive officer as defined in the Companies Act)	111	Mizuho Financial Group	40	9	0	29	31	—
Makoto Umemiya (Executive officer as defined in the Companies Act)	105	Mizuho Financial Group	22	3	0	8	8	—
		Mizuho Bank	24	3	—	9	9	—
		Mizuho Trust & Banking	8	1	—	3	3	—

Note:
(1)	Fractions are rounded down.
(2)	An executive officer as defined in the Companies Act who concurrently serves as a director is indicated as Executive officer as defined in the Companies Act.
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
In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2023.
On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25,

2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2023.
On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2023.
On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2023.
On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2023.
On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2023.
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
On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2023.

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
“Mizuho Financial Group Basic Policy for Executive Compensation”
Mizuho Financial Group set out the “Mizuho Financial Group Basic Policy for Executive Compensation” (the “Basic Policy for Executive Compensation”) concerning the determination of compensation for each individual director and executive officer (the “Officers”) of Mizuho Financial Group as well as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Three Core Companies”).
Basic Principle
Executive compensation shall be provided as compensation for the responsibilities assigned to and the performance of, each of the Officers, and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our corporate philosophy.
Executive Compensation System

1.	Executive compensation for each of the Officers shall be determined based on a pre-determined executive compensation system.

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

«Composition of Compensation»

Type of compensation	Detail of compensation	
Fixed compensation	Basic Salaries (Monetary compensation)	Payment will be made monthly in cash in accordance with the functions and responsibilities of each of the Officers.	
Fixed compensation	Stock Compensation I (Non-monetary compensation)	Payment will be made at the time of resignation of each of the Officers, in the form of shares of common stock of Mizuho Financial Group, in accordance with the functions and responsibilities of each of the Officers.	
Corporate performance linked compensation and others	Stock Compensation II (Non-monetary compensation)	Corporate performance linked compensation *1 "Standard Amount" x "Corporate performance linked coefficient" 	Deferred payments over three years will be made in the form of shares of common stock of Mizuho Financial Group.
Corporate performance linked compensation and others	Performance Payment (Monetary compensation)	For Officers other than Group CEOs, the results of organization that each of the Officers is in charge of will also be reflected.	A certain amount of deferred payment over three years will be made.

Quantitative 70%	Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others	40%
	Net Income *2	10%
	Consolidated ROE	10%
	Expense Ratio	10%
Qualitative 30%	Evaluation from the perspective of increasing corporate value through sustainable and stable growth of the Group Based on the gross profits RORA, CET1 ratio, and the reduction of cross-shareholding, TSR, the quality of profits, customer satisfaction, employee's engagement, and sustainability initiatives.	30%

*1 The Compensation Committee determines the amounts of compensation for each fiscal year.
*2 Profit Attributable to Owners of Parent

Subject to malus and clawback

Example of composition of compensation for Non-executive officers responsible for management supervision
Example of composition of compensation for officers responsible for business execution
Group executive officer as defined in our internal regulations
Group CEO
Only fixed Compensation
85.0%
15.0%
100.0%
Stock Compensation
57.5%
62.50%
5.0%
15.0%
22.5%
37.5%
Stock compensation ratio 20.0%
Stock Compensation
42.5%
50.0%
7.5%
25.0%
25.0%
50.0%
Stock compensation ratio 32.5%
Stock Compensation
Low
Variable compensation ratio and stock compensation composition ratio
High

*
A system is adopted which enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

*
For the Officers appointed outside Japan, the standard amount and the composition and details of the executive compensation may be determined individually based on local compensation rules and practices as well as compensation levels of our competitors.

•	Matters regarding corporate performance linked compensation and others (variable compensation)
The corporate performance linked compensation and others (variable compensation) shall be determined by multiplying the standard amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance linked coefficient. To determine the coefficient, the quantitative items are evaluated based on the target achievement rates for the “Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others” (which indicates the profitability of the core operations), the “Profit Attributable to Owners of Parent” (which is the final result of management’s performance), the “Consolidated ROE” and the “Expense Ratio” (which indicate the management’s efficiency). The target achievement rate for each indicator will be capped at 150% and will be set at 0% if it falls below the target by a certain degree. In addition, the qualitative items are evaluated comprehensively, ranging from 0 to 150%, from the perspective of increasing corporate value through the group’s sustainable and stable growth based on items that, for example, cannot be recognized only by the target achievement rates, such as the “quality of profits” (which takes into account the comparisons with previous years and other companies) and the “sustainability initiatives” (which utilized the comparisons with previous years and other companies that were evaluated by four major ESG evaluation institutions (S&P Global, Sustainalytics, MSCI and FTSE)). In addition to the above, for the Officers other than the Group CEO, the evaluation on, among other matters, the results of each organization that each of the Officers is in charge of
(in-house
companies and units) will also be taken into consideration. Stock Compensation II fluctuates, in principle, within the range of 0% to 130% of the standard amount, and the Performance Payment fluctuates, in principle, within the range of 0% to 170% of the standard amount.

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
The main roles of the Board of Directors are making decisions on business execution such as basic management policies, which are legally matters to be determined solely by the Board of Directors, and supervising the execution of duties by directors and executive officers. In order to fulfill the roles mentioned above, the Board of Directors shall appropriately establish and supervise the operation of the internal control systems (regarding matters such as risk management, compliance and internal auditing) and risk governance systems of our group. The Board of Directors shall, in principle, delegate to our President & CEO, who is also our Group CEO, decisions on business execution (excluding matters that are legally required to be determined solely by the Board of Directors), for the purpose of realizing swift and flexible decision-making and expeditious corporate management and strengthening the supervision of directors and executive officers by the Board of Directors.
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
Directors”) comprise a majority of the directors in the Board of Directors and (ii) at least a third of the members of the Board of Directors are outside directors. Currently, the Board of Directors consists of a total of 14 directors (eight outside directors, two Internal
Non-Executive
Directors and four directors concurrently serving as executive officers).
The Chairperson of the Board of Directors shall, in principle, be an outside director (or at least a
Non-Executive
Director) in light of the role of the Board of Directors to supervise management. Currently, Ms. Izumi Kobayashi serves as the Chairperson of the Board of Directors.
The Board of Directors held 24 meetings in the fiscal year ended March 31, 2023. In particular, the Board discussed corporate philosophy and purpose, the new medium-term business plan, a new group-based human resources system, sustainability promotion, the recognition of current management issues and the current status of key strategies at major subsidiaries, and the progress of the business improvement plan. The average attendance rate was 100%.

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
The Chairperson of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least
Non-Executive
Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairperson, are outside directors. As of June 23, 2023, the members of the Nominating Committee are Mr. Yoshimitsu Kobayashi (Chairperson), Mr. Takashi Tsukioka, Mr. Kotaro Ohno, Mr. Hiromichi Shinohara, Mr. Masami Yamamoto and Ms. Izumi Kobayashi.
The Nominating Committee held 12 meetings in the fiscal year ended March 31, 2023. In particular, the Committee discussed the concept of Board composition, the succession of outside directors and our Group CEO, and director nomination and appointment for the fiscal year ending March 31, 2024 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.
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
The Chairperson of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least
Non-Executive
Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairperson, are outside directors. As of June 23, 2023, the members of the Compensation Committee are Mr. Masami Yamamoto (Chairperson), Mr. Takashi Tsukioka and Ms. Yumiko Noda.
The Compensation Committee held eight meetings in the fiscal year ended March 31, 2023. The Committee discussed the determination of individual compensation for directors and executive officers, the determination of performance-linked compensation for the fiscal year ended March 31, 2022, the verification and review of compensation levels in light of market research, and the verification and review of our group’s executive compensation system. The average attendance rate was 100%.
Audit Committee
Under the Companies Act, the audit committee is required to consist of at least three
Non-Executive
Directors, and the majority of its members is required to consist of outside directors. The duties of the audit committee include the audit of the execution of duties by directors and executive officers and preparation of audit reports.
The main roles of the Audit Committee of Mizuho Financial Group are auditing the execution of duties by the directors and executive officers, monitoring and inspecting the establishment and management of the internal control system of Mizuho Financial Group and its subsidiaries, monitoring and inspecting the condition of the execution of duties with respect to corporate management of subsidiaries and others by executive officers, preparing audit reports, and determining the contents of proposals regarding the appointment, dismissal and non-reappointment
of independent accounting auditors to be submitted to the general meetings of shareholders, and adopting resolutions regarding the approval of basic internal audit plans, as well as the Internal Audit Group’s budget, commission of our Group Chief Audit Executive, and appointment of the General Manager of the Internal Audit Group.
Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal
Non-Executive
Directors as full-time members of the Audit Committee. The majority of its members including the Chairperson shall be outside directors. Currently, among the four members of the Audit Committee, one member is appointed among Internal
Non-Executive
Directors as a full-time member of the Audit Committee, and three members including the Chairperson are appointed among outside directors. As of June 23, 2023 the members of the Audit Committee are Mr. Takashi Tsukioka (Chairperson), Mr. Ryoji Sato, Mr. Kotaro Ohno and Mr. Hisaaki Hirama.
The Audit Committee held 19 meetings in the fiscal year ended March 31, 2023. In particular, the Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided relevant opinions. Moreover, the Committee monitored the progress of priority measures in the executive departments, risk recognition, and efforts to strengthen internal management systems with priority. The average attendance rate was 100%.
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
The Risk Committee shall, in principle, comprise no less than three members who shall be
Non-Executive
Directors or outside experts. Currently, the Risk Committee comprises an Internal
Non-Executive
Director, who serves as the Chairperson, three outside directors, and two outside experts.
The Risk Committee held 10 meetings in the fiscal year ended March 31, 2023. In particular, the Committee discussed the direction of the selection of top risks, the direction and operational status of the risk appetite framework, the status of comprehensive risk management, the status of sustainability initiatives, business and risk awareness in overseas regions, system risk management, and cybersecurity initiatives. The average attendance rate was 100%.

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
The Human Resources Review Meeting shall comprise the members of the Nominating Committee and our Group CEO in order to ensure transparency and fairness in the appointment of executive officers and specialist officers.
The Human Resources Review Meeting held 10 meetings in the fiscal year ended March 31, 2023. In particular, the Meeting discussed the succession of key executives, a review of the advisory system, and personnel changes for executive line officers in the fiscal year ending March 31, 2024. The average attendance rate was 100%.

•	System Failure Response Evaluation Committee
In March 2021, following the series of IT system failures in Mizuho Bank, the Board of Directors of Mizuho Financial Group, decided to establish the System Failure Response Evaluation Committee consisting solely of outside directors for comprehensive evaluation of measures to prevent further incidents and other matters.
The System Failure Response Evaluation Committee held nine meetings in the fiscal year ended March 31, 2023. The Committee discussed the progress of the business improvement plan and the establishment of measures to prevent recurrence, efforts to strengthen IT governance, recognition of issues related to the IT domain in our group from an external perspective, new initiatives to understand the actual situation in the field and to strengthen in-field
capabilities through discussions with the executives and employees of Mizuho Financial Group and its subsidiaries, and the status of management resources related to IT. The average attendance rate was 100%.

•	Outside Director Session
The Outside Director Session shall comprise only outside directors and exchange information and share understanding with each other and provide objective and candid opinions to management based on the outside directors’ perspectives as outsiders.
The Outside Director Session held five meetings in the fiscal year ended March 31, 2023. In particular, the Session discussed management issues, improving the effectiveness of the Board of Directors, and exchanged views with the outside directors of the Three Core Companies. The average attendance rate was 100%.
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

Mizuho Financial Group shall appoint, as executive officers, our Group CEO and, in principle, all heads of
In-house
Companies and Units and our Group CxOs*, based on the policy that it is necessary to appoint, as executive officers, people who make decisions on business execution delegated by the Board of Directors as managers of Mizuho Financial Group and who assume a comprehensive role of business execution.

*
Group CxOs: On April 1, 2023, we abolished the group head position that was responsible for overseeing our in-house
groups, and established the position of our Group CxOs to be responsible for the following matters:

Group CSO: Group Chief Strategy Officer (responsible for group strategy development and promotion)
Group CGO: Group Chief Governance Officer (responsible for corporate planning and management)
Group CFO: Group Chief Financial Officer (responsible for financial strategy and financial management)
Group CRO: Group Chief Risk Officer (responsible for risk governance)
Group CHRO: Group Chief Human Resources Officer (responsible for human resources strategy and human resources management)
Group CPO: Group Chief People Officer (responsible for human resources and organizational development)
Group CIO: Group Chief Information Officer (responsible for IT strategy, systems management and systems operations)
Group CPrO: Group Chief Process Officer (responsible for strategy, promotion and management of administrative processes)
Group CCO: Group Chief Compliance Officer (responsible for compliance management)
Group CAE: Group Chief Audit Executive (responsible for internal auditing)
Group CDO: Group Chief Digital Officer (responsible for digital strategy and innovation promotion)
Group CSuO: Group Chief Sustainability Officer (responsible for sustainability strategy and promotion)
Group CCuO: Group Chief Culture Officer (responsible for corporate culture)
While our President & CEO is responsible for business execution at Mizuho Financial Group, after our President & CEO makes decisions on matters delegated by the Board of Directors, such determined matters shall be reported to the Board of Directors at least once every three months as part of the status of the execution of duties.
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
Based on the rules of the Tokyo Stock Exchange, listed companies are required to have at least one member of the board of directors or one member of the audit & supervisory board to be “independent.” Further, companies listed on the Prime Market with independent outside directors being less than one-third
of the

members of the board must disclose the reason for it. Currently, all of Mizuho Financial Group’s outside directors meet such independence requirements, and the number of Mizuho Financial Group independent outside directors meets such ratio requirements.
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
6.D. Employees
As of March 31, 2021, 2022 and 2023, we had 54,492, 52,420 and 51,212 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 13,190 temporary employees [ on a consolidated basis ] during the fiscal year ended March 31, 2023.
The following tables show our full-time employees as of March 31, 2023 and the average number of temporary employees for the fiscal year ended March 31, 2023, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	19,930	7,631
Corporate & Institutional Company	1,767	120
Global Corporate Company	10,239	74
Global Markets Company	1,307	42
Asset Management Company	1,468	138
Others	16,501	5,185

Total	51,212	13,190

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	88.0%	99.8%
Americas	5.2%	0.0%
Europe	1.8%	0.2%
Asia/Oceania (excluding Japan) and others	5.0%	0.0%

Total	100%	100%

Most of our full-time
non-management
employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.
6.E. Share Ownership
Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held by its directors and executive officers as of June 28, 2023: One column shows the actual number of shares held; and the other shows the potential number of additional shares to be held (i.e., the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and upon exercise of the stock acquisition rights granted by the former stock option system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Yoshimitsu Kobayashi	4,384	4,807
Ryoji Sato	2,692	4,807
Takashi Tsukioka	1,313	2,880
Kotaro Ohno	0	0
Hiromichi Shinohara	0	0
Masami Yamamoto	15,500	6,266
Izumi Kobayashi	5,742	7,577
Yumiko Noda	0	0
Seiji Imai	33,825	56,282
Hisaaki Hirama	23,167	18,349
Masahiro Kihara	6,810	43,601
Makoto Umemiya	15,531	43,244
Motonori Wakabayashi	15,240	40,435
Nobuhiro Kaminoyama	3,868	23,193

Executive Officers	Actual number of shares held	Potential number of additional shares to be held
Masahiro Kihara	See above	See above
Makoto Umemiya	See above	See above
Kazutoshi Isogai	2,500	2,844
Masayuki Sugawara	15,288	30,400
Hidekatsu Take	15,408	30,862
Kenya Koshimizu	4,734	25,099
Daishi Sasaki	2,231	20,096
Noriyuki Sato	200	0
Tsutomu Yamamoto	672	11,049
Yasuhiko Ushikubo	6,394	29,322
Naoshi Inomata	2,832	29,613
Minako Nakamoto	825	1,724
Takefumi Yonezawa	500	1,833
Motonori Wakabayashi	See above	See above
Nobuhiro Kaminoyama	See above	See above
Natsumi Akita	0	1,850
Koji Yonei	27,278	14,985
Mitsuhiro Kanazawa	2,863	20,197
Makoto Matsubara	4,037	19,138
Hisashi Kikuchi	15,916	34,388

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
We maintain an employee stock ownership plan under which participating employees of the companies listed below are able to contribute funds deducted from their salary and bonus payments to purchase our shares. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 10% of the amounts contributed by the participating employees. The following table shows the number of shares that the plan held as of March 31, 2023:

	As of March 31, 2023
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group
	Mizuho Bank
	Mizuho Trust & Banking
	Mizuho Research & Technologies

Total		11,609,682

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2023:

	As of March 31, 2023
Name	Number of shares owned	Percentage of outstanding shares (1)
The Master Trust Bank of Japan, Ltd. (trustee account)	404,529,400	15.94
Custody Bank of Japan, Ltd. (trustee account)	130,336,500	5.13
JPMorgan Securities Japan Co., Ltd.	79,226,649	3.12
State Street Bank West Client – Treaty 505234	49,696,645	1.96
JPMorgan Chase Bank 385781	33,879,142	1.33
Custody Bank of Japan, Ltd. (taxable trust money account)	25,911,450	1.02
Custody Bank of Japan, Ltd. (trustee account 4)	25,384,400	1.00
SSBTC Client Omnibus Account	25,326,904	1.00
State Street Bank and Trust Company 505103	25,234,937	0.99
SMBC Nikko Securities Inc.	23,857,823	0.94

Total	823,383,850	32.44

(1)	The percentages of outstanding shares are calculated by excluding 826,676 shares held by us as treasury stock.

As of March 31, 2023, there were 234 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 12% of our outstanding common stock, calculated by excluding 826,676 shares held by us as treasury stock, on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.
The company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.
Our major shareholders do not have different voting rights.
7.B. Related Party Transactions
We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2023, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and did not involve more than the normal risk of collectability or present other unfavorable features.
During the fiscal year ended March 31, 2023, none of our directors or executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2023.
During the fiscal year ended March 31, 2023, no loans were made to our directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.
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
Shareholder Return Policy
Based on our capital management policy of pursuing the optimum balance between capital adequacy, growth investment and enhancement of shareholder return, we maintain our shareholder return policy of progressive dividends as our principal approach while executing flexible and intermittent share buybacks. In addition, as for dividends, we will decide based on the steady growth of our stable earnings base, taking a of the dividend payout ratio of 40% as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.
Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2023 were ¥85.0 per share of common stock (both the interim and year-end
cash dividends were ¥42.5 per share of common stock).
We intend to issue dividends twice per year to shareholders recorded in the shareholder register as of March 31 and September 30 in each year as year-end
dividends and as interim dividends, respectively, to return profits to shareholders in a timely way.
In accordance with our articles of incorporation, we may decide to issue dividends by a resolution of the Board of Directors unless otherwise stipulated by laws or regulations, or by a resolution of a general meeting of shareholders. Annual cash dividends for the fiscal year ended March 31, 2023 were decided by a resolution of our Board of Directors.
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
Our Board of Directors
Under the Companies Act (
Kaisha Hou
) (Act No. 86 of 2005, as amended), because we have adopted the “Company with Three Committees” system, our directors have no power to execute our business except in limited circumstances as permitted by law. If a director also serves concurrently as an executive officer, then he or she can execute our business in the capacity of executive officer. There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Companies Act, however, requires such director to refrain from voting on such matters at meetings of the board of directors.
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
Common Stock
General
Unless otherwise specified, set forth below is information concerning our shares of common stock as of the date hereof, including brief summaries of certain provisions of our articles of incorporation, our share handling regulations and the Companies Act relating to joint stock corporations (
kabushiki kaisha
) and certain related legislation, all as currently in effect.
Under our articles of incorporation, we are authorized to issue 4,800,000,000 shares of common stock.
As of March 31, 2023, 2,539,249,894 shares of common stock were issued.
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
If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (
renketsu haito kisei tekiyo kaisha
), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated
balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2023.
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
Under the Companies Act and our articles of incorporation, we shall take electronic provision measures (the “Electronic Provision”) for the information contained in the reference materials, etc., for our general meetings of shareholders.
The notice for a general meeting of shareholders must set forth the place, the time, the purpose thereof and the information in the reference materials, etc., for a general meeting of shareholders being provided through the Electronic Provision and the URL of the website used for the Electronic Provision, and must be given to each shareholder having voting rights (or, in the case of a non-resident
shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The information in the reference materials, etc., for a general meeting of shareholders must be posted on a website from the earlier of the date three weeks prior to the date set for the meeting or the date on which the notice for the meeting is dispatched until the date on which three months have elapsed from the meeting. In general, any shareholder is entitled to request printed paper copies of the information in the reference materials, etc., for a general meeting of shareholders by the record date for voting rights of the relevant general meeting of shareholders.
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
Reporting of Substantial Shareholders
The Financial Instruments and Exchange Act and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For the purpose of the reporting requirements mentioned above, shares of capital stock of a company issuable to any person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights by such person are taken into account in determining both the number of shares held by such person and the company’s total issued share capital. Any such report shall be filed with the Director of the relevant Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system.
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
3-3,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo
100-8241,
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
As of March 31, 2023, there was no outstanding preferred stock.
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
However, a foreign investor seeking to acquire shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation that constitutes an inward direct investment may be eligible for the exemptions, if certain conditions as described below are met. In the case of an acquisition of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation engaged in certain Designated Businesses designated by the Foreign Exchange Act as core sector businesses (the “Core Sector Designated Businesses”), the foreign investor may be exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of such corporation, and such foreign investor complies with the following conditions (the “Exemption Conditions”):

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
A subsidiary of ours currently engages in the business of software related to cybersecurity and such business falls into the category of the Core Sector Designated Businesses. For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses; (ii) corporations engaged in the Designated Businesses other than the Core Sector Designated Businesses; and (iii) corporations engaged in the Core Sector Designated Businesses. According to the list published by the Minister of Finance as of May 19, 2023, we are classified within category (iii) above.
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
For the purpose of Japanese tax law and the current income tax treaty between the United States and Japan (the “Treaty”), a U.S. holder of ADSs will generally be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.

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
Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a qualified United States resident eligible to enjoy treaty benefits that is either a corporation owning, directly or indirectly, less than 10% of the voting stock of a Japanese corporation or an individual is generally reduced to 10% of the gross amount actually distributed, except where such United States resident conducts business in Japan through a permanent establishment situated therein and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock or ADSs. A non-resident
holder of shares of our common stock who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a non-resident
holder may provide such application service. In addition, a certain simplified special filing procedure is available for non-resident
holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption will be applicable to non-resident holders of ADSs if the depositary or its Agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, non-resident
holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary.
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
U.S. Taxation
The following sets forth the material United States federal income tax consequences of the ownership of shares of common stock (for purposes of this discussion, “shares”) and ADSs of our company. The discussion set forth below is applicable to U.S. holders (as defined below) (i) who are residents of the United States for purposes of the Treaty, (ii) whose shares or ADSs are, for purposes of the Treaty, neither effectively connected with nor attributable to a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty.
The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities or currencies, tax-exempt
entities,
non-U.S.
persons, persons holding a share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, partnerships or other pass-through entities for U.S. federal income tax purposes, traders in securities who have elected the mark-to-market
method of accounting for their securities, regulated investment companies, real estate investment trusts, holders whose “functional currency” is not the U.S. dollar, holders liable for alternative minimum tax, persons required to accelerate the recognition of any item of gross income with respect to shares or ADSs as a result of such income being recognized on an applicable financial statement and holders of 10% or more of our stock by vote or value) are subject to special tax treatment. This summary does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or any foreign, state, local or other tax consequences of investments in our shares or ADSs.
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

•
a trust if it (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code (as defined below) or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisor.
The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement and all other related agreements will be performed in accordance with their terms.
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
Under the Treaty, the maximum rate of withholding tax on dividends paid is generally reduced to 10%. As discussed under “—Japanese Taxation” above, if the Japanese statutory rate applicable to a U.S. holder is higher than the maximum Treaty rate, such holder will be required to properly demonstrate to the Japanese tax authorities such holder’s entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations and the Foreign Tax Credit Regulations (as defined below), the Japanese tax withheld (at a rate not exceeding the applicable Treaty rate) may be creditable against the U.S. holder’s U.S. federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if a U.S. holder does not elect to apply the benefits of the Treaty. Further, in certain circumstances, if a U.S. holder:

•	has held shares or ADSs for less than a specified minimum period during which such U.S. holder is not protected from the risk of loss; or

•	is obligated to make payments related to the dividends,
such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. Instead of claiming a foreign tax credit, a U.S. holder may be able to deduct Japanese withholding taxes on dividends in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing U.S. foreign tax credits and deductions for foreign taxes are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits or deductions under their particular circumstances.
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
Non-corporate
U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed under “—U.S. Taxation—Passive Foreign Investment Company Rules” below) in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.
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
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain income derived in the active conduct of a banking business as discussed below, and royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. The 50% of value test is generally based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning the proportionate share of the assets and receiving our proportionate share of the income of that company.
Our PFIC determination is based in part upon certain proposed U.S. Treasury regulations (the “Proposed Regulations”) that are not yet in effect (although the U.S. Treasury Department has released guidance indicating that taxpayers may currently rely on them) and are subject to change in the future. The Proposed Regulations and other administrative pronouncements from the Internal Revenue Service (the “IRS”) provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Although we believe we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.
If we are a PFIC for any taxable year during which a U.S. holder holds shares or ADSs (and the U.S. holder does not make a timely mark-to-market
election, as described below), the U.S. holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. holder receives and any gain the U.S. holder realizes from the sale or other disposition (including a pledge) of the shares or ADSs.
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

Alternatively, a U.S. holder could make a
mark-to-market
election and avoid the special tax rules described above, provided that our shares or ADSs (as applicable) are regularly traded on a qualified exchange. Under current law, the mark-to-market
election may be available to U.S. holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market
election. Under current law, the
mark-to-market
election may be available to U.S. holders of shares because the shares are listed on the Tokyo Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the shares will be “regularly traded” for purposes of the mark-to-market
election. U.S. holders should consult their own tax advisors regarding the potential availability and consequences of a mark-to-market
election. In addition, a U.S. investor that owns shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to U.S. holders of our shares or ADSs because we do not intend to comply with the requirements necessary to permit U.S. holders to make this election.
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

10.I. Subsidiary Information
Not applicable.
10.J. Annual Report to Security Holders
We furnished our annual report to security holders for the fiscal year ended March 31, 2023 to the U.S. Securities and Exchange Commission on Form
6-K
on May 25, 2023, in accordance with the requirements of Form
6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
Amid the growing diversity and complexity of banking operations, financial institutions are exposed to various risks, including credit, market, operations, information technology, legal, settlement and other risks. We recognize risk management, including the need to tailor our operations in accordance with such risks, as a key component of our overall management strategy In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures. Mizuho Financial Group maintains basic policies for risk management established by our Board of Directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.
All yen figures and percentages in this item are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.
Overview of Risk Management
Risk Management Structure
Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. At Mizuho Financial Group, the Risk Management Committee, which is one of the Business Policy Committees of Mizuho Financial Group and chaired by the Group Chief Risk Officer (Group CRO), provides integrated monitoring and management of the overall risk for the Mizuho group. The Group Chief Risk Officer (Group CRO) reports the risk management situation to our Board of Directors, the Risk Committee and the Executive Management Committee, etc., on a regular basis and as needed. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintain their own systems for managing various types of risk, receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management as necessary.
Basic Approach
We classify the risks arising from the group’s businesses into different types of risk such as credit risk, market risk, liquidity risk operational risk, reputational risk and model risk according to their risk factors, and manage each type of risk depending on its characteristics. Furthermore, each group entity manages such risks according to the characteristics of its business operations (i.e., management of risks associated with settlement and trust businesses, etc.). In addition to managing each type of risk individually, we have established a comprehensive risk management structure to identify and evaluate overall risk and to keep risk within limits that are managerially acceptable. In line with the basic policies relating to overall risk management laid down by Mizuho Financial Group, companies within the Mizuho group identify risk broadly and take a proactive and sophisticated approach to risk management.
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
Credit Risk Management Structure
Our Board of Directors determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer (Group CRO), the Credit Risk Management Department and the Risk Management Department jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.
Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The Board of Directors of each company determines key matters pertaining to credit risk management.
The Balance Sheet & Risk Management Committee and the Credit Committee, each of which is a Business Policy Committee of our principal banking subsidiaries, are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The respective Chief Risk Officers (CRO) of our principal banking subsidiaries are responsible for matters relating to planning and implementing credit risk management. The credit risk management departments of our principal banking subsidiaries are in charge of planning and administering credit risk management and conducting credit risk measuring and monitoring. Such departments regularly present reports regarding their risk management situation to Mizuho Financial Group. The credit departments of our principal banking subsidiaries determine policies and approve/disapprove individual transactions in terms of credit review, credit management and collection from obligors in accordance with the lines of authority set forth respectively by our principal banking subsidiaries. In addition, our principal banking subsidiaries have established internal audit groups that are independent of the business departments in order to ensure appropriate credit risk management.
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
These were developed by the Credit Risk Management Department based on a statistical methodology and approved by the Chief Risk Officer (CRO).

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
Market Risk Management Structure
Our Board of Directors determines basic matters pertaining to market risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with market risk management, market risk operations and market risk monitoring. The Group Chief Risk Officer (Group CRO) is responsible for matters relating to market risk management planning and operations.
The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analyzing, making proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management.
The Risk Management Department submits reports regarding status of market risk to the President & Group CEO on a daily basis and to our Board of Directors on a regular basis. For the purpose of managing the market risk of our principal banking subsidiaries and other core group companies, the Department regularly receives reports from each of them to properly identify and manage their market risk. These subsidiaries and core group companies, which account for most of the Mizuho group’s exposure to market risk, establish their basic policies based on ours, and their Boards of Directors determine important matters relating to market risk management.
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
VAR figures for our trading activities are based on the following:

•	historical simulation method;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of three years.
The following tables show the VAR figures for trading activities by risk category for the fiscal years ended March 31, 2021, 2022 and 2023 and as of March 31, 2021, 2022 and 2023:

	Fiscal year ended March 31, 2021			As of March 31, 2021
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥4.3	¥8.6	¥1.7	¥2.6
Foreign exchange	0.7	1.3	0.3	0.4
Equities	1.1	6.6	0.1	0.7
Commodities	0.0	0.0	0.0	0.0

Total	¥5.4	¥9.1	¥2.4	¥2.7

	Fiscal year ended March 31, 2022			As of March 31, 2022
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥3.8	¥5.7	¥2.8	¥4.0
Foreign exchange	0.5	1.5	0.3	1.0
Equities	0.8	4.9	0.2	1.1
Commodities	0.0	0.1	0.0	0.0

Total	¥4.3	¥10.2	¥2.9	¥5.3

	Fiscal year ended March 31, 2023			As of March 31, 2023
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥4.6	¥7.2	¥2.7	¥7.2
Foreign exchange	0.8	1.6	0.4	0.9
Equities	1.1	2.0	0.4	1.0
Commodities	0.1	0.7	0.0	0.7

Total	¥5.3	¥8.3	¥3.1	¥7.0

The following graph shows VAR figures for our trading activities for the fiscal year ended March 31, 2023:

(VAR: billions of yen)

The following table shows VAR figures for our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2021	2022	2023	Change

	(in billions of yen)
As of fiscal year end	¥2.7	¥5.3	¥7.0	¥1.7
Maximum	9.1	10.2	8.3	(1.9)
Minimum	2.4	2.9	3.1	0.2
Average	5.4	4.3	5.3	1.0
Non-trading
Activities
The VAR figures for our banking activities are based on the same conditions as those of trading activities, but the holding period is one month. In addition, as for risk management of banking activities, it is important to properly measure interest rate risk so that we calculate interest rate risk using appropriate methods such as recognizing demand deposits as “core deposits.”

The following graph shows the VAR figures for our banking activities excluding our cross-shareholdings portfolio for the year ended March 31, 2023:
(VAR: billions of yen)

The following table shows the VAR figures for our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2021	2022	2023	Change

	(in billions of yen)
As of fiscal year end	¥249.4	¥209.7	¥223.5	¥13.7
Maximum	501.7	321.9	392.2	70.3
Minimum	224.0	191.0	152.1	(38.8)
Average	346.5	266.0	217.6	(48.3)
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
Back Testing
In order to evaluate the effectiveness of market risk measurements calculated using the VAR method, we carry out regular back tests to compare VAR with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily VAR of trading activities for the fiscal year ended March 31, 2023 and the corresponding paired distribution of profits and losses. We had zero cases where losses exceeded VAR during the period. In addition, we conduct evaluations of the assumptions related to the VAR models. Based on the number of times losses exceeded VAR through back testing and the results of the evaluation of the model assumptions, we will make adjustments to the models as appropriate. Changes to fundamental portions of the VAR models are subject to the approval of our Group Chief Risk Officer (Group CRO).
Back Testing for the fiscal year ended March 31, 2023

(assumptive profit or loss : billions of yen)

(VAR: billions of yen)

Note:	We conduct our back testing and assess the number of cases where losses exceed VAR based on a 250 business day year. The expected average number of instances where one-day
trading losses exceeded VAR at the 99.0% confidence level is 2.5.

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
Liquidity Risk Management Structure
Our Board of Directors determines the basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to the basic policies in connection with the liquidity risk management, operations and monitoring, as well as proposing responses to emergencies such as sudden market changes. Our Group Chief Risk Officer is responsible for matters relating to liquidity risk management planning and operations. Our Risk Management Department is responsible for monitoring, reporting and analyzing liquidity risk, making proposals in connection with liquidity risk and formulating and implementing plans relating to liquidity risk management. In addition, our Group Chief Financial Officer is responsible for matters relating to the planning and operation of funds management, and the Financial Planning Department is responsible for its monitoring and also for planning and implementing measures relating to funds management to maintain appropriate funding liquidity. Reports on the status of and other factors relating to, cash funding management are submitted to our Board of Directors, the Risk Committee, the Executive Management Committee, the President & Group CEO and the Business Policy Committees, respectively, on a regular basis.
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
Operational Risk Management
Basic Approach
We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We control operational risk management for the Mizuho group as a whole. Considering that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk and regulatory change risk, we have separately determined the fundamental risk management policies for these different types of risk. We manage the operational risk associated with our principal banking subsidiaries and other core group companies while monitoring the state of group-wide operational risk.
Operational Risk Management Structure
Our Board of Directors determines basic matters pertaining to operational risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with operational risk management, operational risk operations and operational risk monitoring. The Group Chief Risk Officer (Group CRO) is responsible for matters relating to operational risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analyzing making proposals, setting limits and guidelines, and formulating and implementing plans relating to operational risk management.
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
•  Ensure ongoing project management in systems development and quality control.
•  Strengthen security capabilities for rapidly and effectively dealing with cyber attacks or other threats
•  Improve effectiveness of emergency responses by improving backup systems and holding drills.

Cybersecurity Risk	Risk that the group may incur losses due to the problems, caused by a cyber attack, such as leakage or falsification, etc. of electronic data of or the failure of the expected system functions.

Operations Risk	Risk that customers may incur losses or the group may incur losses due to the disruption of services to customers or major incidents affecting settlement systems, etc., as a result of inadequate operations caused by fraudulent acts, errors or negligence, etc., of senior executives or employees, or inadequacies in the operational structure itself.
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
•  Conduct staff surveys.
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
Measurement of operational risk equivalent
Implementation of the Advanced Measurement Approach (“AMA”)
We have adopted the AMA for the calculation of operational risk equivalent in association with capital adequacy ratios based on Basel Regulation. However, we use the Basic Indicator Approach for entities that are deemed to be less important in the measurement of operational risk equivalent.
The measurement results under the AMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios based on Basel Regulation, but also as operational VAR for internal risk management purposes for implementing action plans to reduce operational risk, etc.
Outline of the AMA

•	Outline of measurement system
We have established the model by taking into account four elements: internal loss data; external loss data; scenario analysis; business environment and internal control factors (BEICFs). We calculate the operational risk amount by estimating the maximum loss, using a 99.9th percentile one-tailed
confidence interval and a
one-year
holding period, etc., as operational risk equivalent, employing both internal loss data (i.e., actually experienced operational loss events) and scenario data to reflect unexperienced potential future loss events in the measurement.
In the measurement of operational risk equivalent as of March 31, 2023, we did not exclude expected losses and also did not recognize the risk mitigating impact of insurance. In addition, we did not take into account the events related to credit risk in measuring operational risk equivalent.

•	Outline of measurement model
Operational risk equivalent is calculated as a simple sum of those risk amounts related to the seven loss event types defined in the FSA’s Capital Adequacy Notice, large-scale natural disasters and litigation. In the measurement of operational risk equivalent as of March 31, 2023, we did not reflect the correlation effects among operational risk related to each of the seven loss event types.

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
Reputational Risk Management
Basic Approach
We define reputational risk as “the risk that the Company Group may incur tangible or intangible losses due to adverse effect to our reputation or Mizuho’s brand when all services provided by and all activities conducted by the Company Group, officers and employees, are recognized as deviated from expectations and requirements from stakeholders including clients, employees, the economy, and society”.

We supervise reputational risk management for the Company Group. Specifically, we establish the group’s basic policies pertaining to reputational risk management, manage core group companies, and monitor how the group’s reputational risks are being managed as a whole.
Reputational Risk Management Structure
Our Board of Directors determines the Mizuho group’s basic matters pertaining to reputational risk management. In addition, the Business Policy Committees (Risk Management Committee) comprehensively deliberate and coordinate basic policies pertaining to reputational risk management, and matters relating to operations and monitoring. The Group Chief Strategy Officer (Group CSO) is responsible for matters relating to planning and operation of reputational risk management. Public Relations Office conducts monitoring and reporting of reputational risks and analyses and suggestions thereof, and carries out planning and promotion of basic matters pertaining to reputational risk management.
Reports on the reputational risk situations, etc. are made on a regular basis to the Group Chief Strategy Officer (Group CSO) and the Business Policy Committees. Regarding the reputational risk management of the core group companies, we identify and manage reputational risks appropriately by receiving their reports on a regular basis. In particular, individual companies which account for a large part of the group’s reputational risks establish their own basic policies, and the Board of Directors of the individual company determines important matters pertaining to reputational risk management.
Method of Reputational Risk Management
We control reputational risks by carrying out centralized monitoring and management of the information that are deemed to have a great impact on our group management, and creating an appropriate management structure suited to the scale and nature of risks, etc.
We endeavor to prevent the realization of reputational risks beforehand and minimize losses by identifying reputational risks earlier and responding appropriately in terms of urgency and impact.
Model Risk Management
Basic Approach
We define model risk as the risk of the Mizuho Group incurring tangible and intangible losses due to decision-making based on an inadequate or failed model and/or inappropriate use of a model.
In recent years, against the backdrop of the wider and more complex business operations of financial institutions and technological innovations such as artificial intelligence, the opportunities to use models in the operations of financial institutions have been expanding, and their materiality and impact have been increasing. Under such circumstances, there is a growing need to manage model risk by focusing on the risk of tangible and intangible losses arising from decisions based on improper development and inappropriate use of these models.
We supervise model risk management for the Mizuho Group and are promoting comprehensive and effective model risk management throughout the group. Specifically, we are currently conducting a complete model survey on a group and global basis covering all business categories, including bank, trust bank, and securities business and covering all of the regions of Japan, Americas, Europe and Asia-Pacific. With the commitment of the senior management, we will grasp and visualize the status of model risk, promoting appropriate model risk management on a risk-based approach.

Model Risk Management Structure
Our Board of Directors determines the Mizuho Group’s basic matters pertaining to model risk management. In addition, the Business Policy Committees (Risk Management Committee) comprehensively deliberate and coordinate basic policies pertaining to model risk management, and matters relating to administration and monitoring. Our Group Chief Risk Officer (Group CRO) is responsible for matters relating to planning and administration of model risk management. The Risk Management Department is responsible for monitoring model risks, making reports, analyses, and proposals, etc., and makes and promotes plans for model risk management. We manage model risk situations for the entire group based on the reports received from the core group companies on their model risk management. In particular, individual companies which are determined to be highly susceptible to model risks establish their own basic policies, and each of their board of directors determines important matters pertaining to model risk management.
Method of Model Risk Management
Our model risk management is carried out through model testing, monitoring, etc. by the first line of defense, which consists of model owners, users, developers, etc. and through model validation, etc. by the second line of defense, which controls the model risk via reviewing and challenging to the first line of defense in every step of model identification, development, use, change, and exit. Furthermore, we carry out model risk management based on a risk-based approach with weighting according to the materiality and impact of the models.
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
Internal Audit Management Structure
Mizuho Financial Group
Our Internal Audit Group is independent from our other departments and business processes at Mizuho Financial Group. The Internal Audit Group conducts internal audits of Mizuho Financial Group, and monitors and manages internal audits at our principal banking subsidiaries and other core group companies based on reports submitted by such subsidiaries. The progress of individual audits and plans are to be reported to the Audit Committee, and our Internal Audit Group responds to requests for inspections, and receives specific instructions from the Audit Committee. In addition, we have also established an Internal Audit Committee which discusses and makes decisions on all important matters regarding internal audits. The results of their resolutions and important reporting matters are to be submitted to the Audit Committee and our Board of Directors.
Mizuho Bank and Mizuho Trust & Banking
At both Mizuho Bank and Mizuho Trust & Banking, their respective Internal Audit Groups are independent from their respective other departments and business processes. The progress of individual audits and plans are to be reported to their respective Audit & Supervisory Committees, and their respective Internal Audit Groups respond to requests for inspections, and receive specific instructions, from their respective Audit & Supervisory Committee. In addition, they have also established their respective Internal Audit Committees which discuss and make decisions on all important matters regarding their respective internal audits.
Both banks have established their respective internal audit departments to conduct internal audits at their respective domestic and overseas business offices, head office departments and group companies. Specifically, the internal audit departments assess the suitability and effectiveness of business activities associated with compliance and risk management, respectively.
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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continued listing fees or any other direct or non-direct
depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2023, the depositary reimbursed us $500,000 for such expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our President & Group CEO and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Securities Exchange Act of 1934) as of March 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our President & Group CEO and Group Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2023 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2023 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of

Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2023.
Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2023, which appears on page
F-6.
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
Our Board of Directors has determined that Messrs. Ryoji Sato and Hisaaki Hirama are each qualified as an “audit committee financial expert” as defined in Item 16A of Form
20-F
under the Securities Exchange Act of 1934, as amended. In addition, Mr. Ryoji Sato is determined to be “independent” as defined under the NYSE Corporate Governance Standards.

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
Fees for Services provided by Ernst & Young ShinNihon LLC
The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, to Mizuho Financial Group and its consolidated subsidiaries for the fiscal years ended March 31, 2022 and 2023 are presented in the following table:

	Fiscal years ended March 31,
	2022	2023

	(in millions of yen)
Audit fees (1)	¥5,237	¥5,412
Audit-related fees (2)	262	562
Tax fees (3)	184	153
All other fees (4)	15	28

Total	¥5,698	¥6,155

Notes:

(1)	Audit fees primarily include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees primarily include fees for services relating to agreed-upon procedures on internal controls and advisory services relating to regulatory filings.

(3)	Tax fees primarily include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees primarily include fees for services relating to education about financial accounting and related legal regulation for our employees.
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
pre-approval
and report such
pre-approval
at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2023:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2022	5,442	¥1,561.7	—	—
May 1 to May 31, 2022	7,215	1,551.2	—	—
June 1 to June 30, 2022	6,509	1,530.0	—	—
July 1 to July 31, 2022	7,067	1,561.8	—	—
August 1 to August 31, 2022	8,308	1,577.1	—	—
September 1 to September 30, 2022	10,196	1,635.2	—	—
October 1 to October 31, 2022	7,165	1,610.4	—	—
November 1 to November 30, 2022	9,118	1,624.5	—	—
December 1 to December 31, 2022	35,932	1,755.5	—	—
January 1 to January 31, 2023	52,259	1,961.3	—	—
February 1 to February 28, 2023	32,967	2,079.3	—	—
March 1 to March 31, 2023	21,398	2,089.2	—	—

Total (1)	203,576	¥1,845.2	—	—

Note:

(1)
A total of 203,576 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2023, due to our purchase of shares constituting less than one (1) unit from holders of such shares at the current market price of those shares.

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
A NYSE-listed foreign private issuer is required to provide to its U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from those followed by NYSE-listed U.S. companies. The following is a summary of the significant ways in which Mizuho Financial Group’s corporate governance practices differ from NYSE listing standards followed by U.S. companies:

•
A NYSE-listed U.S. company is required to have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual. The Companies Act does not require Mizuho Financial Group to have a majority of “independent” directors on the board; rather, it requires the company to have a majority of “outside” directors on each of the Nominating Committee, the Compensation Committee and the Audit Committee, each established as a committee, pursuant to the requirements that apply to a Company with Three Committees. An outside director is defined under the Companies Act as a director who meets all of the following requirements: (a) a person who is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, an executive officer, a manager, or any other type of employee (“Executive Director, etc.”) of the company or its subsidiaries; (b) if a person has been a non-executive
director, an audit & supervisory board member, or an accounting adviser of the company or its subsidiaries within the ten years prior to his or her assumption of office as outside director, a person who was not an Executive Director, etc., of the company or its subsidiaries in the ten years prior to his or her assumption of office as such; (c) a person who is not (i) a person who controls the company (including the company’s parent company) (“Parent Company, etc.”) and who is a natural person or (ii) a director, an executive officer, a manager or any other type of employee of a Parent Company, etc.; (d) a person who is not an Executive Director, etc., of another subsidiary of a Parent Company, etc.; and (e) a person who is not a spouse or a family member within the second degree of kinship of (i) a director, an executive officer, a manager, or any other type of important employee of the company or (ii) a Parent Company, etc., who is a natural person. In addition to the requirements under the Companies Act, Mizuho Financial Group’s independence standards for outside directors set forth additional independence requirements on a voluntary basis. Such additional requirements include, but are not limited to, restrictions against persons that are related to a principal business counterparty of Mizuho Financial Group and its Three Core Companies (Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities), entities to which Mizuho

Financial Group and its Three Core Companies are a principal business counterparty, entities that receive more than a specified amount of donations from Mizuho Financial Group or its Three Core Companies, entities to which directors have been transferred from us, our accounting auditor, law firms and consulting firms that receive more than a specified amount of fees from Mizuho Financial Group or its Three Core Companies, as well as persons who otherwise are likely to give rise to consistent substantive conflicts of interest in relation to general shareholders. Mizuho Financial Group may, however, appoint a person as an outside director who does not satisfy the additional independence requirements but who it believes to be suitable for the position with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to the reason it believes such person qualifies as an outside director with sufficient independence.

Currently, Mizuho Financial Group has eight outside directors among the 14 directors.

•
A NYSE-listed U.S. company is required to have an audit committee composed entirely of independent directors. Currently, among the four members of the Audit Committee, three members including the Chairperson are outside directors and one member is an internal non-executive
director in compliance with the requirements under the Companies Act, and all such committee members are independent under Rule
10A-3
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

•
A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-executive
directors. Currently, the Outside Director Session consists solely of outside directors and is held at least once a year, where the outside directors discuss matters such as issues facing management, the operation of the Board of Directors and the governance systems, and provide opinions as appropriate to our Group CEO.

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
The information required by this item is set forth in our consolidated financial statements starting on page
F-1
of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated March 2, 2023 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on May 15, 2023 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated September 1, 2022 (English Translation)

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2021 (English Translation)*

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2023, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021
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

I. Distribution of assets, liabilities and equity; interest rates and interest differential
Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates
The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2021, 2022 and 2023. Average balances are generally based on a daily average. Month-end, quarter-end or half-year-end
averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2021			2022			2023
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield

	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	35,177	29	0.08%	35,407	31	0.09%	39,586	30	0.07%
Foreign	8,785	15	0.17%	13,701	26	0.19%	16,626	476	2.86%

Total	43,962	44	0.10%	49,108	57	0.12%	56,212	506	0.90%

Call loans and funds sold:
Domestic	264	—	0.08%	2,178	—	(0.01%)	3,367	—	0.01%
Foreign	517	2	0.38%	557	1	0.28%	1,019	14	1.34%

Total	781	2	0.28%	2,735	1	0.05%	4,386	14	0.32%

Receivables under resale agreements and securities borrowing transactions:
Domestic	9,868	4	0.04%	11,340	1	0.01%	8,649	47	0.54%
Foreign	10,047	38	0.38%	8,353	35	0.43%	9,049	261	2.88%

Total	19,915	42	0.21%	19,693	36	0.19%	17,698	308	1.74%

Trading account assets:
Domestic	6,386	79	1.24%	5,781	85	1.47%	5,938	96	1.61%
Foreign	13,243	158	1.19%	13,513	160	1.18%	11,582	330	2.85%

Total	19,629	237	1.21%	19,294	245	1.27%	17,520	426	2.43%

Investments:
Domestic	24,617	68	0.27%	28,806	93	0.32%	28,172	96	0.34%
Foreign	4,164	45	1.07%	4,979	54	1.07%	5,191	79	1.53%

Total	28,781	113	0.39%	33,785	147	0.43%	33,363	175	0.53%

Loans (1) :
Domestic	59,115	488	0.82%	56,690	473	0.83%	57,462	558	0.97%
Foreign	32,355	531	1.64%	32,295	485	1.50%	37,035	1,402	3.79%

Total	91,470	1,019	1.11%	88,985	958	1.08%	94,497	1,960	2.07%

Total interest-earning assets:
Domestic	135,427	668	0.49%	140,202	683	0.49%	143,174	827	0.58%
Foreign	69,111	789	1.14%	73,398	761	1.04%	80,502	2,562	3.18%

Total	204,538	1,457	0.71%	213,600	1,444	0.68%	223,676	3,389	1.52%

Noninterest-earning assets:
Cash and due from banks	3,490			3,401			2,553
Other noninterest-earning assets (2)	18,917			17,561			22,769
Allowance for credit losses	(623)			(708)			(740)

Total noninterest-earning assets	21,784			20,254			24,582

Total average assets	226,322			233,854			248,258

Notes:
(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 34.1%, 34.5% and 36.3%, respectively, for the fiscal years ended March 31, 2021, 2022 and 2023.

	2021			2022			2023
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	92,761	26	0.03%	95,350	7	0.01%	96,854	71	0.07%
Foreign	31,070	134	0.43%	31,592	69	0.22%	37,983	990	2.61%

Total	123,831	160	0.13%	126,942	76	0.06%	134,837	1,061	0.79%

Call money and funds purchased:
Domestic	1,899	—	0.01%	1,211	—	0.01%	1,602	1	0.10%
Foreign	441	2	0.37%	503	1	0.20%	593	16	2.65%

Total	2,340	2	0.08%	1,714	1	0.06%	2,195	17	0.79%

Payables under repurchase agreements and securities lending transactions:
Domestic	5,838	13	0.21%	5,975	6	0.10%	7,140	68	0.95%
Foreign	18,583	42	0.23%	21,849	35	0.16%	20,772	603	2.90%

Total	24,421	55	0.22%	27,824	41	0.15%	27,912	671	2.40%

Other short-term borrowings (1) :
Domestic	7,350	12	0.17%	7,100	2	0.03%	3,503	5	0.16%
Foreign	1,258	6	0.49%	2,187	3	0.17%	1,810	55	2.98%

Total	8,608	18	0.21%	9,287	5	0.06%	5,313	60	1.12%

Trading account liabilities:
Domestic	1,574	47	3.00%	2,190	46	2.09%	4,277	56	1.32%
Foreign	794	6	0.70%	1,069	14	1.31%	1,547	45	2.91%

Total	2,368	53	2.22%	3,259	60	1.83%	5,824	101	1.74%

Long-term debt:
Domestic	9,892	175	1.77%	11,098	176	1.59%	12,587	229	1.82%
Foreign	816	5	0.65%	1,026	15	1.41%	1,270	41	3.24%

Total	10,708	180	1.68%	12,124	191	1.57%	13,857	270	1.95%

Total interest-bearing liabilities:
Domestic	119,314	273	0.23%	122,924	237	0.19%	125,963	430	0.34%
Foreign	52,962	195	0.37%	58,226	137	0.24%	63,975	1,750	2.73%

Total	172,276	468	0.27%	181,150	374	0.21%	189,938	2,180	1.15%

Noninterest-bearing liabilities (2)	45,482			43,681			49,721

Equity	8,564			9,023			8,599

Total average liabilities and equity	226,322			233,854			248,258

Net interest income and average interest rate spread		989	0.44%		1,070	0.47%		1,209	0.37%

Net interest income as a percentage of average total interest-earning assets			0.48%			0.50%			0.54%

Notes:
(1)	Other short-term borrowings include commercial paper.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.
Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 29.3%, 29.6% and 32.6%, respectively, for the fiscal years ended March 31, 2021, 2022 and 2023.

Analysis of net interest income
The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021 and the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2021			Fiscal year ended March 31, 2023 versus fiscal year ended March 31, 2022
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield

	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	—	2	2	4	(5)	(1)
Foreign	10	1	11	5	445	450

Total	10	3	13	9	440	449

Call loans and funds sold:
Domestic	—	—	—	—	—	—
Foreign	—	(1)	(1)	1	12	13

Total	—	(1)	(1)	1	12	13

Receivables under resale agreements and securities borrowing transactions:
Domestic	—	(3)	(3)	—	46	46
Foreign	(7)	4	(3)	3	223	226

Total	(7)	1	(6)	3	269	272

Trading account assets:
Domestic	(7)	13	6	2	9	11
Foreign	3	(1)	2	(22)	192	170

Total	(4)	12	8	(20)	201	181

Investments:
Domestic	12	13	25	(2)	5	3
Foreign	9	—	9	2	23	25

Total	21	13	34	—	28	28

Loans:
Domestic	(20)	5	(15)	6	79	85
Foreign	(1)	(45)	(46)	71	846	917

Total	(21)	(40)	(61)	77	925	1,002

Total interest and dividend income:
Domestic	(15)	30	15	10	134	144
Foreign	14	(42)	(28)	60	1,741	1,801

Total	(1)	(12)	(13)	70	1,875	1,945

	Fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2021			Fiscal year ended March 31, 2023 versus fiscal year ended March 31, 2022
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Rate		Volume	Rate

	(in billions of yen)
Interest expense:
Deposits:
Domestic	—	(19)	(19)	—	64	64
Foreign	1	(66)	(65)	14	907	921

Total	1	(85)	(84)	14	971	985

Call money and funds purchased:
Domestic	—	—	—	—	1	1
Foreign	—	(1)	(1)	—	15	15

Total	—	(1)	(1)	—	16	16

Payables under repurchase agreements and securities lending transactions:
Domestic	—	(7)	(7)	1	61	62
Foreign	5	(12)	(7)	(1)	569	568

Total	5	(19)	(14)	—	630	630

Other short-term borrowings:
Domestic	—	(10)	(10)	—	3	3
Foreign	2	(5)	(3)	(1)	53	52

Total	2	(15)	(13)	(1)	56	55

Trading account liabilities:
Domestic	13	(14)	(1)	43	(33)	10
Foreign	2	6	8	6	25	31

Total	15	(8)	7	49	(8)	41

Long-term debt:
Domestic	19	(18)	1	24	29	53
Foreign	2	8	10	3	23	26

Total	21	(10)	11	27	52	79

Total interest expense:
Domestic	32	(68)	(36)	68	125	193
Foreign	12	(70)	(58)	21	1,592	1,613

Total	44	(138)	(94)	89	1,717	1,806

Net interest income:
Domestic	(47)	98	51	(58)	9	(49)
Foreign	2	28	30	39	149	188

Total	(45)	126	81	(19)	158	139

II. Investment portfolio
The following table shows the book value, contractual maturity and the weighted average yield of held-to-maturity
securities at March 31, 2023. The amortized cost is the basis of the book value for held-to-maturity
securities. The weighted average yield is calculated based on the amortized cost for held-to-maturity
securities and considers the contractual coupon, amortization of premiums and accretion of discounts and excludes the effects of any related hedging derivatives.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(in billions of yen, except percentages)
Held-to-maturity securities:
Domestic:
Japanese government bonds	280	0.77%	190	0.27%	329	0.19%	—	—	799	0.41%

Total domestic	280	0.77%	190	0.27%	329	0.19%	—	—	799	0.41%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	1,251	3.16%	1,251	3.16%

Total foreign	—	—	—	—	—	—	1,251	3.16%	1,251	3.16%

Total	280	0.77%	190	0.27%	329	0.19%	1,251	3.16%	2,050	2.09%

In addition to
held-to-maturity
securities, the MHFG Group’s Investments also include
available-for-sale
securities, equity securities and other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding available-for-sale
securities, equity securities and other investments.

III. Loans
Maturities and sensitivities of loans to changes in interest rates
The following table shows the details of the loan portfolio by time remaining until maturity by category at March 31, 2023:

	Maturity					Loans due after one year
	One year or less	After one year through five years	After five years through fifteen years	After fifteen years	Total	Floating rates	Fixed rates
	(in billions of yen)
Domestic:
Corporate:
Large companies	17,256	17,037	8,231	841	43,365	16,967	9,142
Small and medium-sized companies	1,150	950	696	203	2,999	1,311	538
Retail:
Housing Loan	518	1,720	3,128	2,141	7,507	5,881	1,108
Others	790	485	235	38	1,548	327	431
Sovereign	1,301	335	191	39	1,866	175	390
Banks and other financial institutions	165	464	13	3	645	478	2

Total domestic	21,180	20,991	12,494	3,265	57,930	25,139	11,611

Foreign:
Corporate	16,070	14,191	2,614	375	33,250	16,194	986
Retail	1	2	3	3	9	6	2
Sovereign	155	296	27	—	478	323	—
Banks and other financial institutions	1,416	1,041	52	—	2,509	1,031	62

Total foreign	17,642	15,530	2,696	378	36,246	17,554	1,050

Total	38,822	36,521	15,190	3,643	94,176	42,693	12,661

IV. Allowance for credit losses on loans
The following table shows the credit ratios of the MHFG Group’s loans, nonaccrual loans and allowance for credit losses at March 31, 2022 and 2023:
(1) Allowance for credit losses to total loans

	Allowance for credit losses	Total loans	Ratio of allowance for credit losses to total loans
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
	(in billions of yen, except percentages)
2023
Domestic:
Corporate:
Large companies	457	43,365	1.05%
Small and medium-sized companies	49	2,999	1.64%
Retail:
Housing Loan	51	7,507	0.69%
Others	12	1,548	0.78%
Sovereign	—	1,866	—
Banks and other financial institutions	1	645	0.13%

Total domestic	570	57,930	0.98%
Foreign	131	36,246	0.36%

Total	701	94,176	0.74%

Ratio of allowance for credit losses to total loans in large companies of corporate under Domestic decreased by 0.24% from 1.29% at March 31, 2022 to 1.05% at March 31, 2023 due mainly to charge-offs of loans to certain large borrowers.

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
	(in billions of yen, except percentages)
2023

Domestic:
Corporate:
Large companies	980	43,365	2.26%
Small and medium-sized companies	122	2,999	4.05%
Retail:
Housing Loan	39	7,507	0.52%
Others	55	1,548	3.58%
Sovereign	—	1,866	—
Banks and other financial institutions	—	645	—

Total domestic	1,196	57,930	2.06%
Foreign	136	36,246	0.38%

Total	1,332	94,176	1.41%

Ratio of nonaccrual loans to total loans in large companies of corporate under Domestic increased by 0.36% from 1.90% at March 31, 2022 to 2.26% at March 31, 2023 due mainly to the deterioration of credit status of certain large borrowers.

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
	(in billions of yen, except percentages)
2023

Domestic:
Corporate:
Large companies	457	980	46.62%
Small and medium-sized companies	49	122	40.39%
Retail:
Housing Loan	51	39	132.62%
Others	12	55	21.72%
Sovereign	—	—	—
Banks and other financial institutions	1	—	—

Total domestic	570	1,196	47.70%
Foreign	131	136	95.92%

Total	701	1,332	52.63%

Ratio of allowance for credit losses to nonaccrual loans in large companies of corporate under Domestic decreased by 21.36% from 67.98% at March 31, 2022 to 46.62% at March 31, 2023 due mainly to charge-offs of loans to certain large borrowers.

The following table shows ratio of net charge-offs to average loans at March 31, 2022 and 2023:

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
	(in billions of yen, except percentages)
2023

Domestic:
Corporate:
Large companies	42,778	147	0.34%
Small and medium-sized companies	3,071	—	—
Retail:
Housing Loan	7,643	2	0.02%
Others	1,628	3	0.19%
Sovereign	1,781	—	—
Banks and other financial institutions	700	—	—

Total domestic	57,601	152	0.26%
Foreign	36,666	65	0.18%

Total	94,267	217	0.23%

The following table shows an allocation of the MHFG Group’s allowance for credit losses and the percentage of loans in each category to total loans at March 31, 2022 and 2023:

	2022		2023
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	544	46.56%	457	46.05%
Small and medium-sized companies	58	3.50%	49	3.19%
Retail:
Housing Loan	59	8.62%	51	7.97%
Others	15	1.89%	12	1.64%
Sovereign	—	1.84%	—	1.98%
Banks and other financial institutions	—	0.76%	1	0.68%

Total domestic	676	63.17%	570	61.51%
Foreign	134	36.83%	131	38.49%

Total	810	100.00%	701	100.00%

V. Deposits
The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021		2022		2023
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	26,604	—	26,071	—	27,205	—
Interest-bearing demand deposits	62,739	—	63,627	—	65,641	0.04%
Time deposits	19,837	0.12%	17,989	0.03%	18,640	0.24%
Certificates of deposit	10,185	0.01%	13,734	—	12,573	—

Foreign offices:
Noninterest-bearing demand deposits	2,112	—	2,741	—	2,838	—
Interest-bearing deposits, principally time deposits	24,573	0.44%	24,669	0.23%	30,466	2.55%
Certificates of deposit	6,497	0.41%	6,923	0.20%	7,517	2.82%

Total	152,547	0.11%	155,754	0.05%	164,880	0.64%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2021, 2022 and 2023 were ¥1,298 billion, ¥1,581 billion and ¥1,419 billion, respectively.
The estimated amounts of uninsured deposits at March 31, 2022 and 2023 were ¥116,886 billion and ¥126,067 billion, respectively. The uninsured deposits refer to the amounts of deposit accounts under certain categories that are not covered by the relevant insurance regimes and the aggregate amounts of the uninsured deposit accounts that exceed the respective limit of the insurance regime in each local jurisdiction. In Japan, categories such as deposits denominated in foreign currency and certificates of deposits are uninsured, and the insurance limit per client is ¥10 million. At March 31, 2023, the estimated amounts and remaining maturities of uninsured time deposits and certificates of deposit are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	7,731	5,024	12,755
Due after three months through six months	2,266	712	2,978
Due after six months through twelve months	3,127	321	3,448
Due after twelve months	853	175	1,028

Total	13,977	6,232	20,209

Foreign offices:
Due in three months or less	19,072	5,372	24,444
Due after three months through six months	2,560	1,204	3,764
Due after six months through twelve months	805	609	1,414
Due after twelve months	66	371	437

Total (Note)	22,503	7,556	30,059

Total	36,480	13,788	50,268

Note: The estimated amount that exceeded the Federal Deposit Insurance Corporation insurance limit in the United States was ¥606 billion as of March 31, 2023.

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 28, 2023 expressed an unqualified opinion thereon.
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

Allowance for Credit Losses

Description of the Matter
The Company’s loan portfolio and the associated allowance for credit losses (ACL) for the loan portfolio, were JPY 94,176 billion and JPY 701 billion as of March 31, 2023, respectively. As discussed in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses involves significant judgments on several matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the consideration of qualitative adjustments. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default (PD), whereby the Company’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Company’s estimated exposure at default (EAD). The credit loss factors incorporate the PD as well as the loss given default (LGD) based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the PD.

The Company’s methodology for determining ACL on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, the Company incorporated the estimated impact of the Russia-Ukraine situation, elevated global inflation and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product. The Company incorporated the estimated impact of the Russia-Ukraine situation by considering the country risk arising from the continued sanctions against Russia and the downgrading of their credit rating.

Auditing management’s ACL estimate is challenging due to the models used to estimate the PD, LGD and EAD which incorporate a forward-looking macroeconomic scenario and due to the subjective nature of the qualitative factors which require auditor judgment. Therefore, specialists who have experience in the industry are necessary.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s process for establishing the ACL, including management’s controls over (i) selection and implementation of the forward-looking macroeconomic scenario used in determining PD, LGD and EAD, (ii) expected loss models and methodologies used in quantitative calculations,

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

Valuation of Certain Level 3 Financial Instruments

Description of the Matter
As described in Notes 1 and 26 to the consolidated financial statements, the Company carries various types of over-the-counter
derivatives (equity related contracts, interest rate contracts, foreign exchange contracts, and credit-related contracts) and long-term debt instruments with embedded derivatives measured at fair value. The Company carried JPY 129 billion, JPY 90 billion and JPY 836 billion of derivative assets, derivative liabilities and long-term debt with embedded derivatives measured at fair value as of March 31, 2023, respectively. These financial instruments are classified within Level 3 of the fair value hierarchy, which is defined as having unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Management utilizes internally developed valuation models and unobservable inputs to value certain level 3 financial instruments. The significant unobservable inputs used by management to value these financial instruments include correlation and volatility.

Auditing management’s valuation of certain level 3 financial instruments is challenging because the determination of certain valuation models and significant unobservable inputs requires significant judgment and effort in performing procedures related to valuing these instruments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s derivatives and long-term debt fair value measurement processes. The controls tested included, but were not limited to, controls over significant unobservable inputs in the fair value measurements and controls over the appropriateness of the valuation models.

Our audit procedures included, among others, evaluating the valuation techniques used, testing certain significant unobservable inputs used, comparing the Company’s valuation inputs to independent, third-party market information, when available, developing an independent estimate of fair value for a sample of these financial instruments and comparing management’s estimate to the independently developed estimate of fair value. We involved our specialists to evaluate certain significant unobservable inputs, the valuation models and to perform a valuation of a sample of these financial instruments independent from the Company’s estimate of fair value.

/s/ Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2006, and as its Japanese statutory auditor since 2000, which included the years we served as joint auditors.
Tokyo, Japan
June 28, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and our report dated June 28, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 28, 2023

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2022 AND 2023

	2022	2023

	(in millions of yen)
Assets:
Cash and due from banks	2,290,377	2,241,929
Interest-bearing deposits in other banks	49,883,912	65,750,366
Call loans and funds sold	1,102,296	1,647,472
Receivables under resale agreements	12,751,085	11,695,014
Receivables under securities borrowing transactions	2,338,796	1,891,576
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,639,282 million in 2022 and ¥7,355,733 million in 2023)	24,652,067	29,641,038
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,120,839 million in 2022 and ¥2,466,444 million in 2023), net of allowance	31,673,890	23,233,769
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,019,391 million in 2022 and ¥1,594,501 million in 2023)	1,519,055	2,050,107
Equity securities	3,572,908	3,691,870
Other investments	582,388	667,201
Loans (Notes 4 and 5)	90,290,583	94,175,757
Allowance for credit losses on loans	(809,817)	(700,959)

Loans, net of allowance	89,480,766	93,474,798
Premises and equipment—net (Note 6)	1,704,067	1,653,888
Due from customers on acceptances	271,877	405,742
Accrued income	322,025	510,791
Goodwill (Note 7)	92,695	92,928
Intangible assets (Note 7)	47,939	44,681
Deferred tax assets	277,319	386,592
Other assets (Note 12)	8,987,242	9,700,960

Total assets	231,550,704	248,780,722

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2022	2023

	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	2,243	1,941
Interest-bearing deposits in other banks	71,573	155,551
Call loans and funds sold	162,578	260,997
Trading account assets	2,222,902	2,614,888
Investments	238,624	233,348
Loans, net of allowance	8,347,880	8,381,183
All other assets	529,178	505,636

Total assets	11,574,978	12,153,544

See the accompanying Notes to the Consolidated Financial Statements.

F-
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
MARCH 31, 2022 AND 2023

	2022	2023

	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	32,844,872	33,136,655
Interest-bearing deposits	91,425,213	92,625,324
Foreign:
Noninterest-bearing deposits	2,500,823	3,042,821
Interest-bearing deposits	30,407,376	36,130,825
Due to trust accounts	390,247	749,382
Call money and funds purchased	1,278,051	1,814,874
Payables under repurchase agreements (Note 28)	20,069,566	25,737,154
Payables under securities lending transactions (Note 28)	1,360,743	886,391
Other short-term borrowings (Note 11)	7,566,771	3,397,329
Trading account liabilities	14,859,383	19,362,943
Bank acceptances outstanding	271,877	405,742
Income taxes payable	62,697	88,277
Deferred tax liabilities	29,033	25,424
Accrued expenses	203,383	442,729
Long-term debt (including liabilities accounted for at fair value of ¥ 2,756,062 million in 2022, and ¥2,680,164 million in 2023) (Notes 11 and 26)	12,578,216	14,893,023
Other liabilities (Note 12)	6,260,222	6,316,695

Total liabilities	222,108,473	239,055,588

Commitments and contingencies (Note 22)

Equity:
MHFG shareholders’ equity:
Common stock (Note 14)—no par value, authorized 4,800,000,000 shares, and issued 2,539,249,894 shares at March 31, 2022 and 2023	5,816,834	5,832,729
Retained earnings	2,665,608	2,442,153
Accumulated other comprehensive income (loss), net of tax (Note 16)	440,112	649,395
Less: Treasury stock, at cost—Common stock 4,659,024 shares at March 31, 2022, and 5,027,306 shares at March 31, 2023	(8,342)	(8,786)

Total MHFG shareholders’ equity	8,914,212	8,915,491
Noncontrolling interests	528,019	809,643

Total equity	9,442,231	9,725,134

Total liabilities and equity	231,550,704	248,780,722

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2022	2023

	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	51,752	128,548
Other short-term borrowings	53,668	187,852
Trading account liabilities	51,019	64,708
Long-term debt	1,024,067	1,164,719
All other liabilities	1,041,938	1,057,384

Total liabilities	2,222,444	2,603,211

See the accompanying Notes to the Consolidated Financial Statements.

F-
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

	2021	2022	2023

	(in millions of yen)
Interest and dividend income:
Loans, including fees	1,018,766	957,579	1,960,377
Investments:
Interest	55,482	63,050	78,953
Dividends	56,847	83,589	96,237
Trading account assets	236,620	245,146	426,117
Call loans and funds sold	2,186	1,377	13,877
Receivables under resale agreements and securities borrowing transactions	42,350	36,479	307,744
Deposits in other banks	44,305	56,721	505,486

Total interest and dividend income	1,456,556	1,443,941	3,388,791

Interest expense:
Deposits	160,315	76,292	1,061,014
Trading account liabilities	52,682	59,739	101,311
Call money and funds purchased	1,829	1,093	17,308
Payables under repurchase agreements and securities lending transactions	54,655	40,672	671,006
Other short-term borrowings	18,432	5,623	59,314
Long-term debt	180,026	190,713	270,111

Total interest expense	467,939	374,132	2,180,064

Net interest income	988,617	1,069,809	1,208,727
Provision (credit) for credit losses (Note 3 and 5)	112,776	214,408	93,753

Net interest income after provision (credit) for credit losses	875,841	855,401	1,114,974

Noninterest income (Note 24):
Fee and commission income	912,684	980,000	984,345
Foreign exchange gains (losses)—net (Note 25)	89,267	91,611	189,526
Trading account gains (losses)—net (Note 25)	120,596	(491,947)	(603,910)
Investment gains (losses)—net:
Debt securities	(22,032)	(14,777)	5,167
Equity securities	850,567	(60,563)	135,601
Equity in earnings (losses) of equity method investees—net	31,027	34,587	(26,999)
Gains on disposal of premises and equipment	7,125	9,943	4,920
Other noninterest income	52,086	120,936	199,453

Total noninterest income	2,041,320	669,790	888,103

Noninterest expenses:
Salaries and employee benefits	685,692	669,474	694,027
General and administrative expenses	623,732	611,326	692,879
Occupancy expenses	206,470	201,987	164,603
Fee and commission expenses	190,489	203,957	202,347
Provision (credit) for credit losses on off-balance-sheet instruments	18,007	(14,819)	6,581
Other noninterest expenses	164,007	95,754	173,470

Total noninterest expenses	1,888,397	1,767,679	1,933,907

Income (loss) before income tax expense (benefit)	1,028,764	(242,488)	69,170
Income tax expense (benefit) (Note 19)	210,716	(141,017)	35,142

Net income (loss)	818,048	(101,471)	34,028
Less: Net income attributable to noncontrolling interests	236,283	3,251	48,037

Net income (loss) attributable to MHFG shareholders	581,765	(104,722)	(14,009)

Earnings per common share (Note 18):	(in yen)
Basic net income (loss) per common share	229.27	(41.28)	(5.52)

Diluted net income (loss) per common share	229.26	(41.28)	(5.52)

Dividends per common share:
Common stock	75.00	80.00	85.00

See the accompanying Notes to the Consolidated Financial Statements.

F-
10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

	2021	2022	2023

	(in millions of yen)
Net income (loss) (Note)	818,048	(101,471)	34,028

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	11,534	(17,020)	(7,828)
Foreign currency translation adjustments, net of tax	22,695	185,298	135,849
Defined benefit plan adjustments, net of tax	328,066	(41,385)	68,223
Own credit risk adjustments, net of tax	(35,187)	(300)	13,443

Total other comprehensive income, net of tax	327,108	126,593	209,687

Total comprehensive income	1,145,156	25,122	243,715
Less: Total comprehensive income attributable to noncontrolling interests	235,784	7,846	48,442

Total comprehensive income attributable to MHFG shareholders	909,372	17,276	195,273

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

F-
11

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

	2021		2022	2023

	(in millions of yen)
Common stock:
Balance at beginning of fiscal year	5,827,500		5,826,863	5,816,834
Performance-based stock compensation program	(110)		(69)	(256)
Change in ownership interests in consolidated subsidiaries	(527)		(9,960)	16,271
Other	—		—	(120)

Balance at end of fiscal year	5,826,863		5,816,834	5,832,729

Retained earnings:
Balance at beginning of fiscal year, previously reported	2,700,774		2,967,385	2,665,608
Cumulative effect of change in accounting principles, net of tax	(124,636	) (2)	—	—
Balance at beginning of fiscal year, adjusted	2,576,138		2,967,385	2,665,608
Net income (loss) attributable to MHFG shareholders	581,765		(104,722)	(14,009)
Dividends declared	(190,418)		(196,746)	(209,432)
Other	(100)		(309)	(14)

Balance at end of fiscal year	2,967,385		2,665,608	2,442,153

Accumulated other comprehensive income (loss), net of tax (Note 16) (1) :
Balance at beginning of fiscal year	(9,494)		318,114	440,112
Change during year	327,608		121,998	209,283

Balance at end of fiscal year	318,114		440,112	649,395

Treasury stock, at cost:
Balance at beginning of fiscal year	(6,415)		(7,124)	(8,342)
Purchases of treasury stock	(2,545)		(2,870)	(2,315)
Disposal of treasury stock	1,836		1,652	1,871

Balance at end of fiscal year	(7,124)		(8,342)	(8,786)

Total MHFG shareholders’ equity	9,105,238		8,914,212	8,915,491

Noncontrolling interests:
Balance at beginning of fiscal year	663,259		582,919	528,019
Transactions between the MHFG Group and the noncontrolling interest shareholders	(300,371)		(44,651)	254,914
Dividends paid to noncontrolling interests	(15,753)		(18,095)	(21,732)
Net income attributable to noncontrolling interests	236,283		3,251	48,037
Other	(499)		4,595	405

Balance at end of fiscal year	582,919		528,019	809,643

Total equity	9,688,157		9,442,231	9,725,134

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

See the accompanying Notes to the Consolidated Financial Statements.

F-
12

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

	2021	2022	2023

	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	818,048	(101,471)	34,028
Less: Net income attributable to noncontrolling interests	236,283	3,251	48,037

Net income (loss) attributable to MHFG shareholders	581,765	(104,722)	(14,009)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	231,677	228,397	238,997
Provision (credit) for credit losses	112,776	214,408	93,753
Investment losses (gains)—net	(828,535)	75,340	(140,768)
Equity in losses (earnings) of equity method investees—net	(31,027)	(34,587)	26,999
Foreign exchange losses (gains)—net	207,400	517,989	439,767
Deferred income tax expense (benefit)	50,701	(255,365)	(143,842)
Net change in trading account assets	1,567,897	2,386,304	(4,031,782)
Net change in trading account liabilities	(1,984,509)	3,634,056	4,235,704
Net change in loans held for sale	30,250	(126,804)	(72,356)
Net change in accrued income	8,052	4,680	(179,772)
Net change in accrued expenses	(72,850)	2,783	259,428
Other—net	595,159	(1,044,392)	294,794

Net cash provided by operating activities	468,756	5,498,087	1,006,913

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	28,041,466	36,330,397	35,864,487
Proceeds from sales of Equity securities (Note)	3,089,202	2,526,075	930,586
Proceeds from maturities of Available-for-sale securities	31,521,663	39,008,678	39,537,476
Proceeds from maturities of Held-to-maturity securities	116,060	178,955	227,711
Purchases of Available-for-sale securities	(69,491,642)	(80,478,884)	(68,223,956)
Purchases of Held-to-maturity securities	(134,660)	(714,794)	(677,508)
Purchases of Equity securities (Note)	(2,979,434)	(2,208,196)	(914,215)
Proceeds from sales of loans	1,847,102	2,046,573	492,933
Net change in loans	(1,502,445)	(1,397,302)	(2,615,468)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	6,906,483	(147,806)	1,790,227
Proceeds from sales of premises and equipment	13,664	18,720	9,813
Purchases of premises and equipment	(211,495)	(136,238)	(185,583)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	218,259	50,699	2,872
Purchases of investments in subsidiaries (affecting the scope of consolidation)	(47,515)	(93,005)	(48,887)

Net cash provided by (used in) investing activities	(2,613,292)	(5,016,128)	6,190,488

Cash flows from financing activities:
Net change in deposits	4,394,481	3,589,567	5,834,904
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	(962,754)	9,268	4,444,768
Net change in due to trust accounts	131,056	9,454	359,135
Net change in other short-term borrowings	4,085,165	(1,711,421)	(4,338,379)
Proceeds from issuance of long-term debt	2,568,730	3,004,293	4,701,954
Repayment of long-term debt	(1,511,050)	(2,715,054)	(2,985,756)
Proceeds from noncontrolling interests	236,868	101,755	36,924
Payments to noncontrolling interests	(37,928)	(80,493)	(58,811)
Proceeds from sales of treasury stock	854	874	1,615
Purchases of treasury stock	(1,849)	(1,927)	(2,314)
Purchases of treasury stock of subsidiaries	(5,414)	—	—
Dividends paid	(190,498)	(196,783)	(209,457)
Dividends paid to noncontrolling interests	(15,753)	(18,095)	(21,732)

Net cash provided by financing activities	8,691,908	1,991,438	7,762,851

Effect of exchange rate changes on cash and cash equivalents	235,610	966,796	857,754

Net increase in cash and cash equivalents	6,782,982	3,440,193	15,818,006
Cash and cash equivalents at beginning of fiscal year	41,951,114	48,734,096	52,174,289

Cash and cash equivalents at end of fiscal year	48,734,096	52,174,289	67,992,295

F-
13
See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

	2021	2022	2023

	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	497,422	274,530	2,030,281
Income taxes paid	216,996	164,408	133,370
Noncash investing activities:
Transfer of loans into loans held-for-sale	20,335	15,916	2,089

Note:	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
See the accompanying Notes to the Consolidated Financial Statements.

F-
14

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of presentation and summary of significant accounting policies
Basis of presentation
Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group,” or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 30 “Business segment information.”
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
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of loans held-for-sale, valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of geopolitical unrest such as the situation in Russia and Ukraine and economic uncertainty such as elevated global inflation, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.

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
Financial instruments—current expected credit losses (“CECL”)
CECL established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected life and consider expected future changes in macroeconomic conditions. ASC 326 replaced the incurred loss impairment methodology in prior U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. This ASC requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. This ASC also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reversed through interest income was not significant for the fiscal years ended March 31, 2022 and 2023. The following note and Note 5 “Allowance for credit losses on loans” provide further information about the impact that the adoption of ASC 326 had on the MHFG Group.
Allowance and provision (credit) for credit losses on loans
Effective April 1, 2020, the allowance for credit losses on loans is established for current expected credit losses on the MHFG Group’s loan portfolio in accordance with ASC 326. Additionally, as of April 1, 2020, the Group did not elect the fair value option for financial assets measured at amortized cost basis. Prior to April 1, 2020, the allowance for credit losses on loans was established based on an incurred loss model in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”).
The MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income in each reporting period. Loan principal that management

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for the Group’s business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2022 and 2023, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
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
In general, the MHFG Group estimates expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans generally includes the allowance for those loans that were individually evaluated for expected credit losses. See Note 4 “Loans” for the definitions of obligor categories and classification of nonaccrual loans.
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
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of the Russia-Ukraine situation, elevated global inflation and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product.
In terms of the Russia-Ukraine situation, considering the country risk arising from the continued sanctions against Russia and the downgrading of their credit rating, the MHFG Group incorporated the estimated impact of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.

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
Stock-based compensation
MHFG, MHBK, MHTB and MHSC have stock options, in the form of stock acquisition rights, for directors (excluding the outside directors) and executive officers of the respective companies (hereinafter referred to collectively as the “Directors”). In this plan (“the MHFG Group’s Stock Plan”), 100 shares of MHFG common stock shall be issued or transferred upon exercise of each of the stock acquisition rights. The exercise price is 1 yen per share. The contractual term of the stock acquisition rights is 20 years. A holder may exercise the stock acquisition rights only after the date on which such holder loses the status as a Director of MHFG, MHBK, MHTB or MHSC. In May 2015, the MHFG Group discontinued the stock option program. Thereafter, the MHFG Group has not issued any new stock options. MHFG, MHBK, MHTB and MHSC have a responsibility-based stock compensation program for Directors (“Stock Compensation I”) and a performance-based stock compensation program for Directors (“Stock Compensation II”). MHFG and certain consolidated subsidiaries introduced both responsibility-based and performance-based stock compensation program for Operating Officers (“Stock Benefit”) in July 2021. For these programs, the stock-based compensation cost is determined based on the fair value of MHFG’s common stock as of grant date. The liability related to the cash-based compensation cost is remeasured at each reporting date based on the fair value of MHFG’s common stock. For Stock Compensation I, as the program is effectively vested on the grant date, the stock-based compensation cost is recognized on the grant date. For Stock Compensation II, the stock-based compensation costs are recognized evenly over the graded-vesting period, which is three years. For Stock Benefit, the stock-based compensation costs are recognized evenly over the vesting period, which is one year. Those Stock options and Stock Compensation plans did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

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
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, “Fair Value Measurement” (“ASC 820”), the Group classifies its financial assets and liabilities into the fair value hierarchy (Level 1, 2, and 3). See Note 26 “Fair value” for the detailed definition of each level.
When determining fair value, the MHFG Group considers the principal or most advantageous market in which the Group would transact and considers assumptions that market participants would use when pricing the asset or liability. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. See Note 26 “Fair value” for descriptions of valuation methodologies used for its assets and liabilities by product.
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
share
.
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
No.2021-01”).
The ASU clarifies that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivatives that are affected by the transition. In December 2022, the FASB issued ASU
No.2022-06,
“Reference Rate Reform (Topic 848)—Deferral of the Sunset Date of Topic 848” (“ASU
No.2022-06”).
The ASU amends the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. ASU
No.2020-04
is effective as of March 12, 2020 through December 31, 2024.
ASU No.2021-01
is effective as of January 7, 2021 through December 31, 2024. ASU
No.2022-06
is effective as of December 21, 2022 through December 31, 2024. The MHFG Group has elected the practical expedient for modifications of contracts. The practical expedient provides an election to account for certain contract amendments related to reference rate reform without the requirement to assess the significance of the modifications. The main reason for
applying the practical expedient is to ease the administrative burden of accounting for contracts impacted by reference rate reform. This election has not had, and is expected to not have, a material impact on the Group’s consolidated results of operations or financial condition.
Accounting pronouncements issued but not yet effective as of March 31, 2023
In March 2022, the FASB issued ASU
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
through
35-11
to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments in this update also require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Topic 326. The MHFG Group adopted ASU
No.2022-02
on April 1, 2023. The adoption of ASU
No.2022-02
did not have a material impact on its consolidated results of operations or financial condition. The amendments related to disclosures are required to be applied prospectively beginning as of the date of adoption. The Group will present the new disclosures for periods beginning on and after April 1, 2023.

F-2
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2022 and 2023 are as follows:

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

	(in millions of yen)
2023
Available-for-sale securities:
Debt securities:
Japanese government bonds	16,483,722	3,067	37,496	16,449,293
Japanese local government bonds	560,093	198	5,628	554,663
U.S. Treasury bonds and federal agency securities	382,990	—	7,289	375,701
Other foreign government bonds	1,309,473	661	2,261	1,307,873
Agency mortgage-backed securities (1)	532,364	1,140	11,307	522,197
Residential mortgage-backed securities	48,257	71	866	47,462
Commercial mortgage-backed securities	856,708	5,157	451	861,414
Japanese corporate bonds and other debt securities	2,100,733	13,024	4,538	2,109,219
Foreign corporate bonds and other debt securities (2)	1,005,209	2,319	1,581	1,005,947

Total	23,279,549	25,637	71,417	23,233,769

Held-to-maturity securities:
Debt securities:
Japanese government bonds	799,305	2,171	1,028	800,448
Agency mortgage-backed securities (3)	1,250,802	403	136,545	1,114,660

Total	2,050,107	2,574	137,573	1,915,108

8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES
TO
CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥450,507 million and ¥33 million, respectively, at March 31, 2022, and ¥522,166 million and ¥31 million, respectively, at March 31, 2023. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥247,762 million at March 31, 2022, and ¥330,365 million at March 31, 2023.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.
(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities were ¥34,326 million at March 31, 2022, and ¥nil at March 31, 2023.
(5)	Accrued interest receivables are excluded from amortized cost, of which the amount were ¥4,702 million at March 31, 2022, and ¥5,637 million at March 31, 2023 and included in Accrued income.

F-
2
9

MIZUHO FINANCIAL GROUP, INC.
AND
SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2023 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)

Available-for-sale securities:
Debt securities:
Japanese government bonds	14,280,736	783,953	1,317,250	101,783	16,483,722
Japanese local government bonds	35,545	275,695	241,350	7,503	560,093
U.S. Treasury bonds and federal agency securities	382,990	—	—	—	382,990
Other foreign government bonds	1,027,119	279,985	1,186	1,183	1,309,473
Agency mortgage-backed securities	—	—	1,118	531,246	532,364
Residential mortgage-backed securities	—	—	—	48,257	48,257
Commercial mortgage-backed securities	1,986	538,136	315,886	700	856,708
Japanese corporate bonds and other debt securities	412,207	1,155,415	240,446	292,665	2,100,733
Foreign corporate bonds and other debt securities	552,628	279,007	154,678	18,896	1,005,209

Total	16,693,211	3,312,191	2,271,914	1,002,233	23,279,549

Held-to-maturity securities:
Debt securities:
Japanese government bonds	279,982	189,984	329,339	—	799,305
Agency mortgage-backed securities	—	—	—	1,250,802	1,250,802

Total	279,982	189,984	329,339	1,250,802	2,050,107

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	14,282,254	782,278	1,290,250	94,511	16,449,293
Japanese local government bonds	35,551	275,371	236,653	7,088	554,663
U.S. Treasury bonds and federal agency securities	375,701	—	—	—	375,701
Other foreign government bonds	1,026,121	279,384	1,186	1,182	1,307,873
Agency mortgage-backed securities	—	—	1,113	521,084	522,197
Residential mortgage-backed securities	—	—	—	47,462	47,462
Commercial mortgage-backed securities	1,989	540,069	318,645	711	861,414
Japanese corporate bonds and other debt securities	412,157	1,154,386	238,775	303,901	2,109,219
Foreign corporate bonds and other debt securities	552,946	278,975	154,033	19,993	1,005,947

Total	16,686,719	3,310,463	2,240,655	995,932	23,233,769

Held-to-maturity securities:
Debt securities:
Japanese government bonds	280,980	190,917	328,551	—	800,448
Agency mortgage-backed securities	—	—	—	1,114,660	1,114,660

Total	280,980	190,917	328,551	1,114,660	1,915,108

F-
30

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit losses
The MHFG Group recognized no material allowance for credit loss on available-for-sale
securities at April 1, 2020, which increased to ¥14 billion on March 31, 2021. The increase was due mainly to an increase of credit losses for certain Japanese corporate bonds and other debt securities. Allowance for credit losses on available-for-sale
securities increased by ¥20 billion from March 31, 2021 to ¥34 billion as of March 31, 2022 due mainly to an increase of credit losses for certain Japanese corporate bonds and other debt securities. The Group did not recognize allowance for credit losses on available-for-sale
securities as of March 31, 2023, a decrease by ¥34 billion from March 31, 2022. The decrease was due to a sale of certain Japanese corporate bonds and other debt securities during the period. The Group did not recognize allowance for credit losses on held-to-maturity
securities on March 31, 2021, 2022 and 2023 because
held-to-maturity
securities consist of Japanese government bond and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation and summary of significant accounting policies
” for further details of the methodology used to determine the allowance for credit losses.
Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2022 and 2023:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2022
Available-for-sale securities:
Debt securities:
Japanese government bonds	19,407,878	11,377	1,565,950	27,002	20,973,828	38,379
Japanese local government bonds	229,562	1,277	136,733	888	366,295	2,165
U.S. Treasury bonds and federal agency securities	321,073	7,209	41,555	1,235	362,628	8,444
Other foreign government bonds	729,134	2,178	71,647	400	800,781	2,578
Agency mortgage-backed securities (Note)	183,150	2,326	78,717	1,659	261,867	3,985
Residential mortgage-backed securities	9,221	11	17,193	301	26,414	312
Commercial mortgage-backed securities	58,815	185	13,939	29	72,754	214
Japanese corporate bonds and other debt securities	605,067	1,516	53,020	189	658,087	1,705
Foreign corporate bonds and other debt securities	302,569	692	53,338	329	355,907	1,021

Total	21,846,469	26,771	2,032,092	32,032	23,878,561	58,803

2023
Available-for-sale securities:
Debt securities:
Japanese government bonds	3,706,134	11,369	1,419,222	26,127	5,125,356	37,496
Japanese local government bonds	146,484	1,596	322,224	4,032	468,708	5,628
U.S. Treasury bonds and federal agency securities	65,288	765	293,149	6,524	358,437	7,289
Other foreign government bonds	475,493	674	250,130	1,587	725,623	2,261
Agency mortgage-backed securities (Note)	142,776	2,361	238,858	8,946	381,634	11,307
Residential mortgage-backed securities	16,230	265	22,017	601	38,247	866
Commercial mortgage-backed securities	105,346	304	43,653	147	148,999	451
Japanese corporate bonds and other debt securities	1,177,725	3,775	635,289	763	1,813,014	4,538
Foreign corporate bonds and other debt securities	434,339	1,279	68,959	302	503,298	1,581

Total	6,269,815	22,388	3,293,501	49,029	9,563,316	71,417

F-
31

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥261,867 million at March 31, 2022, and ¥381,634 million at March 31, 2023. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

At March 31, 2023, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases are expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the Group determined that their entire amortized cost bases are expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the fiscal years ended March 31, 2021, 2022 and 2023. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2021, 2022 and 2023” for the proceeds from sales of investments.

	2021	2022	2023

	(in millions of yen)
Gross realized gains	3,309	12,540	22,962
Gross realized losses	(24,407)	(40,077)	(23,593)

Net realized gains (losses) on sales of available-for-sale securities	(21,098)	(27,537)	(631)

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

F-
32

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	850,567	(60,563)	135,601
Less: Net gains (losses) recognized during the period on equity securities sold during the period	82,969	17,000	29,561

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	767,598	(77,563)	106,040

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(in millions of yen)
Carrying amounts at the end of the period	186,146	207,407	207,743
Downward adjustments and impairments	5,087	6,519	5,345
Upward adjustments	9,216	11,623	13,015
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	2021	2022	2023

	(in millions of yen)
Downward adjustments and impairments	3,084	2,626	1,291
Upward adjustments	404	2,459	1,459
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

F-
33

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other investments
The following table summarizes the composition of Other investments at March 31, 2022 and 2023:

	2022	2023
	(in millions of yen)
Equity method investments	519,552	598,772
Investments held by consolidated investment companies and other	62,836	68,429

Total	582,388	667,201

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥255,336 million and ¥268,736 million, at March 31, 2022 and 2023, respectively. The aggregate market values of these marketable equity securities were ¥456,195 million and ¥503,171 million, respectively. The majority of aggregate market values of these marketable equity securities as of March 31, 2023
include Orient Corporation, Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the MHFG Group’s proportionate share of the total outstanding common stock were 49.00%, 15.00% and 23.54%, respectively. In addition, equity method investments as of March 31, 2023
include
non-marketable
equity securities such as Matthews International Capital Management, LLC
,
 Custody Bank of Japan, Ltd.
and Rakuten Securities, Inc.
of which the MHFG Group’s proportionate share of the total outstanding common stock were 18.73%
,
27.00%

and 20.00%, respectively.
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

F-
34

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued interest receivables was ¥81 billion and ¥198 billion at March 31, 2022 and 2023, respectively and included in Accrued income.
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

F-3
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2022 and 2023:

	Term loans by origination year
	2021	2020	2019	2018	2017	Prior to 2017	Revolving Loans	Total

	(in billions of yen)
2022

Domestic:
Corporate:
Large companies:
Normal obligors	12,236	6,641	5,049	4,535	1,679	3,379	7,155	40,674
Watch obligors excluding special attention obligors	146	69	71	66	40	51	128	571
Nonaccrual loans	61	101	201	45	136	77	178	799
Small and medium-sized companies:
Normal obligors	540	397	376	283	171	494	548	2,809
Watch obligors excluding special attention obligors	44	31	30	32	12	33	25	207
Nonaccrual loans	18	20	15	11	7	38	32	141
Retail:
Housing Loan:
Normal obligors	798	544	519	527	544	4,753	—	7,685
Watch obligors excluding special attention obligors	2	1	2	2	1	40	—	48
Nonaccrual loans	12	3	1	1	1	31	—	49
Others:
Normal obligors	196	277	112	91	61	315	497	1,549
Watch obligors excluding special attention obligors	24	35	10	8	4	6	9	96
Nonaccrual loans	7	8	3	4	4	23	13	62
Sovereign:
Normal obligors	938	106	89	109	55	352	2	1,651
Watch obligors excluding special attention obligors	4	4	1	—	—	—	—	9
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	46	24	132	211	—	144	125	682
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	15,072	8,261	6,611	5,925	2,715	9,736	8,712	57,032

Foreign:
Corporate (4) :
Normal obligors	14,088	3,571	3,236	1,392	550	1,229	5,906	29,972
Watch obligors excluding special attention obligors	317	180	74	56	28	25	122	802
Nonaccrual loans	35	2	13	17	15	23	10	115
Retail:
Normal obligors	2	2	2	1	1	3	—	11
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	279	7	33	15	174	3	75	586
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	1	—	—	—	—	1
Banks and other financial institutions:
Normal obligors	1,003	254	151	225	12	1	120	1,766
Watch obligors excluding special attention obligors	5	—	—	—	—	—	—	5
Nonaccrual loans	1	—	—	—	—	—	—	1

Total foreign	15,730	4,016	3,510	1,706	780	1,284	6,233	33,259

Total	30,802	12,277	10,121	7,631	3,495	11,020	14,945	90,291

F-3
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Term loans by origination year
	2022	2021	2020	2019	2018	Prior to 2018	Revolving Loans	Total

	(in billions of yen)
2023

Domestic:
Corporate:
Large companies:
Normal obligors	12,277	5,993	5,384	3,994	3,065	3,670	7,517	41,900
Watch obligors excluding special attention obligors	109	46	50	58	59	33	130	485
Nonaccrual loans	153	35	61	134	99	159	339	980
Small and medium-sized companies:
Normal obligors	551	301	285	248	221	571	531	2,708
Watch obligors excluding special attention obligors	45	16	26	16	18	28	20	169
Nonaccrual loans	26	7	16	9	8	27	29	122
Retail:
Housing Loan:
Normal obligors	711	570	476	468	478	4,723	—	7,426
Watch obligors excluding special attention obligors	1	2	1	2	1	35	—	42
Nonaccrual loans	8	2	2	1	1	25	—	39
Others:
Normal obligors	184	87	226	80	64	297	484	1,422
Watch obligors excluding special attention obligors	22	6	21	5	4	5	8	71
Nonaccrual loans	9	4	6	2	4	20	10	55
Sovereign:
Normal obligors	1,217	54	90	91	75	328	1	1,856
Watch obligors excluding special attention obligors	8	2	—	—	—	—	—	10
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	107	17	23	134	155	114	95	645
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	15,428	7,142	6,667	5,242	4,252	10,035	9,164	57,930

Foreign:
Corporate (4) :
Normal obligors	15,317	3,891	2,142	1,954	1,024	1,312	6,731	32,371
Watch obligors excluding special attention obligors	228	101	192	72	43	50	58	744
Nonaccrual loans	31	19	13	18	11	32	11	135
Retail:
Normal obligors	2	1	1	1	1	3	—	9
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	160	188	7	32	5	2	83	477
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	1	—	—	—	1
Banks and other financial institutions:
Normal obligors	1,536	265	169	91	19	4	404	2,488
Watch obligors excluding special attention obligors	8	4	4	5	—	—	—	21
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	17,282	4,469	2,528	2,174	1,103	1,403	7,287	36,246

Total	32,710	11,611	9,195	7,416	5,355	11,438	16,451	94,176

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

(3)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2022 and 2023.
(4)	Corporate of foreign include d ¥216 billion and ¥184 billion of lease receivables that were receivables arising from direct financing leasing at March 31, 2022 and 2023, respectively.
Unearned income and deferred loan fees was ¥196 billion and ¥238 billion at March 31, 2022 and 2023, respectively.
The Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of March 31, 2023, collateral relating to these loans was primarily comprised of real estate. There were no significant changes in the extent to which collateral secures these loans during this fiscal year
and no significant concentration of collateral against any portfolio segment.

F-3
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonaccrual loans
The MHFG Group considers loans to be nonaccrual when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The table below presents nonaccrual loans information at March 31, 2022 and 2023:

	Amortized cost (1)			Interest income recognized (2)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans

	(in billions of yen)

2022

Domestic:
Corporate:
Large companies	784	16	800	9
Small and medium-sized companies	121	19	140	2
Retail:
Housing Loan	27	22	49	1
Others	40	22	62	1

Total domestic	972	79	1,051	13

Foreign:
Total foreign (3)	110	7	117	1

Total	1,082	86	1,168	14

2023

Domestic:
Corporate:
Large companies	961	19	980	16
Small and medium-sized companies	103	19	122	1
Retail:
Housing Loan	22	17	39	1
Others	37	18	55	1

Total domestic	1,123	73	1,196	19

Foreign:
Total foreign (3)	132	4	136	4

Total	1,255	77	1,332	23

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of nonaccrual loans.
(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The remaining balance of nonaccrual loans that have been partially charged off, was ¥13,046
m
illion and ¥11,314
m
illion as of March 31, 2022 and 2023, respectively.
Troubled debt restructurings
The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the fiscal years ended March 31, 2022 and 2023:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs

	(in billions of yen)
2022
Domestic:
Corporate:
Large companies	6	23	612
Small and medium-sized companies	—	—	125
Retail:
Housing Loan	—	—	8
Others	—	—	22

Total domestic	6	23	767

Foreign:
Total foreign (2)	—	—	63

Total	6	23	830

2023
Domestic:
Corporate:
Large companies	—	141	595
Small and medium-sized companies	—	—	106
Retail:
Housing Loan	—	—	5
Others	—	—	19

Total domestic	—	141	725

Foreign:
Total foreign (2)	—	—	66

Total	—	141	791

Notes:
(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of total foreign consist of corporate.

F-
40

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal years ended March 31, 2022 and 2023 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	2022	2023

	(in billions of yen)
Domestic:
Corporate:
Large companies	8	95
Small and medium-sized companies	3	1
Retail:
Housing Loan	1	1
Others	1	1

Total domestic	13	98

Foreign:
Total foreign	14	10

Total	27	108

F-
41

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2022 and 2023:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in billions of yen)
2022
Domestic:
Corporate:
Large companies	—	—	27	27	42,017	42,044
Small and medium-sized companies	1	1	10	12	3,145	3,157
Retail:
Housing Loan	15	8	17	40	7,742	7,782
Others	5	1	11	17	1,690	1,707
Sovereign	—	—	—	—	1,660	1,660
Banks and other financial institutions	—	—	—	—	682	682

Total domestic	21	10	65	96	56,936	57,032

Foreign:
Total foreign (Note)	—	—	29	29	33,230	33,259

Total	21	10	94	125	90,166	90,291

2023
Domestic:
Corporate:
Large companies	—	3	28	31	43,334	43,365
Small and medium-sized companies	—	—	9	9	2,990	2,999
Retail:
Housing Loan	14	8	13	35	7,472	7,507
Others	4	1	10	15	1,533	1,548
Sovereign	—	—	—	—	1,866	1,866
Banks and other financial institutions	—	—	—	—	645	645

Total domestic	18	12	60	90	57,840	57,930

Foreign:
Total foreign (Note)	—	—	23	23	36,223	36,246

Total	18	12	83	113	94,063	94,176

Note: The majority of total foreign consist of corporate.
Net losses on sales of loans
Net losses on sales of loans were ¥8,172
m
illion, ¥3,080
m
illion and ¥13,436
m
illion for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. These net losses include unrealized gains and losses on loans held for sale, representing the adjustments to the lower of cost or fair value at the end of each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

F-
42

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the fiscal years ended March 31, 2021, 2022 and 2023 are shown below:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total

	(in millions of yen)

2021
Balance at beginning of fiscal year	305,458	23,219	88	1,514	110,576	440,855

April 1, 2020 adoption of CECL	63,500	74,014	79	705	17,457	155,755

Adjusted balance at beginning of fiscal year	368,958	97,233	167	2,219	128,033	596,610

Provision (credit) for credit losses on loans	143,766	(8,558)	(99)	(1,596)	(20,737)	112,776

Charge-offs	(33,625)	(6,802)	—	—	(38,374)	(78,801)

Recoveries	2,321	1,298	—	—	10,316	13,935

Net charge-offs	(31,304)	(5,504)	—	—	(28,058)	(64,866)

Others (1)	—	—	—	—	6,329	6,329

Balance at end of fiscal year	481,420	83,171	68	623	85,567	650,849

2022
Balance at beginning of fiscal year	481,420	83,171	68	623	85,567	650,849

Provision (credit) for credit losses on loans	144,998	(6,895)	(6)	(227)	49,729	187,599

Charge-offs (3)	(32,530)	(4,166)	—	—	(23,144)	(59,840)

Recoveries	7,618	1,304	—	—	9,832	18,754

Net charge-offs	(24,912)	(2,862)	—	—	(13,312)	(41,086)

Others (1)	—	—	—	42	12,413	12,455

Balance at end of fiscal year	601,506	73,414	62	438	134,397	809,817

2023
Balance at beginning of fiscal year	601,506	73,414	62	438	134,397	809,817

Provision (credit) for credit losses on loans	51,551	(5,413)	(9)	432	44,287	90,848

Charge-offs (3)	(153,014)	(5,664)	—	—	(68,772)	(227,450)

Recoveries	5,858	1,204	—	—	3,414	10,476

Net charge-offs	(147,156)	(4,460)	—	—	(65,358)	(216,974)

Others (1)	—	—	—	—	17,268	17,268

Balance at end of fiscal year	505,901	63,541	53	870	130,594	700,959

Notes:
(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total foreign consist of corporate.
(3)
Charge-offs increased from ¥
59,840
 million
for the fiscal year ended March 31, 2022
to ¥
227,450

million for the fiscal year ended March 31, 2023 due mainly to a debt waiver to a domestic corporate borrower
.

F-
43

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment
Premises and equipment at March 31, 2022 and 2023 consist of the following:

	2022	2023

	(in millions of yen)
Land	571,837	577,755
Buildings	737,440	703,655
Equipment and furniture	373,825	378,015
Leasehold improvements	208,820	204,835
Construction in progress	21,737	44,393
Software	1,373,035	1,366,445

Total	3,286,694	3,275,098
Less: Accumulated depreciation and amortization	1,582,627	1,621,210

Premises and equipment—net	1,704,067	1,653,888

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2021, 2022 and 2023 was ¥223,164 million, ¥220,436 million and ¥231,291 million, respectively.
Depreciation and amortization expense related to software was reported in General and administrative expenses, and all other depreciation and amortization expense was reported in Occupancy expenses.
The MHFG Group recognized impairment losses of ¥7,101 million on premises and equipment for the fiscal year ended March 31, 2021, of which ¥3,872 million was recorded in General and administrative expenses and ¥3,229 million was recorded in Occupancy expenses. Such losses included ¥3,397 million of impairment losses related mainly to entity-wide software that is no longer to be used. In addition, ¥2,275 million of impairment losses were recognized on real estate used mainly for certain branches in Global Corporate Company or Retail & Business Banking Company. This real estate is either no longer being used or the carrying amount is not recoverable.
The MHFG Group recognized impairment losses of ¥13,500 million on premises and equipment for the fiscal year ended March 31, 2022, of which ¥433 million was recorded in General and administrative expenses and ¥13,067 million was recorded in Occupancy expenses. Such losses included ¥12,976 million of impairment losses related mainly to real estate used for the entity-wide assets. This real estate is either no longer being used or the carrying amount is not recoverable.
The amount of impairment losses on premises and equipment for the fiscal year ended March 31, 2023 was not significant.

F-
44

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and intangible assets
Goodwill
The changes in Goodwill during the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023

	(in millions of yen)

Balance at beginning of fiscal year	92,997	92,695	92,695
Goodwill acquired	—	—	233
Impairment losses recognized	(302)	—	—
Balance at end of fiscal year	92,695	92,695	92,928

Gross amount of goodwill (Note)	167,552	161,993	163,209
Accumulated impairment losses	74,857	69,298	70,281

Note:	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 30 “Business segment information.”
Intangible assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets, at March 31, 2022 and 2023:

	2022			2023
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	126,979	87,277	39,702	130,124	94,777	35,347
Other	1,468	1,237	231	2,883	1,408	1,475

Total	128,447	88,514	39,933	133,007	96,185	36,822

Intangible assets not subject to amortization:
Total	8,006	—	8,006	7,859	—	7,859

Total	136,453	88,514	47,939	140,866	96,185	44,681

Note:
Customer relationships were mainly acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2021, 2022 and 2023, the MHFG Group recognized ¥8,513 million, ¥7,961 million and ¥7,706 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.

F-4
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS—(Continued)

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2024	7,210
2025	6,698
2026	6,194
2027	5,564
2028	2,559
8. Pledged assets and collateral
The following amounts, by balance sheet classification, have been pledged as collateral for
borrowings and for other purposes at March 31, 2022 and 2023:

	2022	2023

	(in billions of yen)
Interest-bearing deposits in other banks	75	92
Trading account assets	5,426	7,830
Investments	8,091	12,452
Loans	9,056	8,715
Other assets	3,023	2,059

Total	25,671	31,148

The associated liabilities collateralized by the above assets at March 31, 2022 and 2023 are summarized below:

	2022	2023

	(in billions of yen)
Deposits	910	988
Payables under repurchase agreements	5,864	10,542
Payables under securities lending transactions	645	721
Other short-term borrowings	5,113	1,003
Long-term debt	542	2,173

Total	13,074	15,427

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. These amounts are deemed to be restricted cash. At March 31, 2022 and 2023, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥48,897 billion and ¥64,993 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,678 billion and ¥1,701 billion at March 31, 2022 and 2023, respectively.
At March 31, 2022 and 2023, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥16,632 billion and ¥15,529 billion, respectively, of which ¥14,865 billion and ¥13,379 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales. This collateral received isn’t recognized on balance sheet.

F-4
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Deposits
The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2023 are shown in the following table:

	Time deposits	Certificates of deposit	Total

	(in millions of yen)
Domestic offices:
Due in one year or less	18,355,950	6,056,971	24,412,921
Due after one year through two years	1,376,534	174,580	1,551,114
Due after two years through three years	976,153	500	976,653
Due after three years through four years	240,172	—	240,172
Due after four years through five years	314,567	—	314,567
Due after five years	219,492	—	219,492

Total	21,482,868	6,232,051	27,714,919

Foreign offices:
Due in one year or less	22,436,741	7,185,063	29,621,804
Due after one year through two years	25,120	281,524	306,644
Due after two years through three years	15,999	89,710	105,709
Due after three years through four years	23,404	—	23,404
Due after four years through five years	160	—	160
Due after five years	1,421	—	1,421

Total	22,502,845	7,556,297	30,059,142

Total	43,985,713	13,788,348	57,774,061

The aggregate estimated amounts of time deposits and certificates of deposit that meet or exceed insurance limit issued by domestic and foreign offices at March 31, 2022 and 2023 are shown in the following table:

	2022	2023

	(in billions of yen)
Domestic offices:
Time deposits	10,437	13,977
Certificates of deposit	10,448	6,232

Total	20,885	20,209

Foreign offices:
Time deposits	18,505	22,503
Certificates of deposit	6,421	7,556

Total	24,926	30,059

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2022 and 2023 was ¥585 billion and ¥586 billion, respectively.
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
Details of Other short-term borrowings at March 31, 2022 and 2023 are as follows:

	2022	2023

	(in millions of yen)
Short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1)	46,668	41,142
Commercial paper and short-term notes issued by MHFG’s subsidiaries (1) (2)	2,266,360	2,218,111
Borrowings from the Bank of Japan	5,105,225	876,036
Other	148,518	262,040

Total	7,566,771	3,397,329

Notes:
(1)	Short-term notes are issued under the laws of Japan in the form of commercial paper.
(2)
The amounts of commercial paper and short-term notes issued by MHFG’s subsidiaries were ¥1,775,860 million and ¥490,500 million, respectively, at March 31, 2022, and ¥1,782,111 million and ¥436,000 million, respectively, at March 31, 2023.

Long-term debt
Long-term debt with original maturities of more than one year at March 31, 2022 and 2023 is comprised of the following:

	2022	2023

	(in millions of yen)
Obligations under finance leases	4,621	6,863
Loan participation borrowings	220,312	245,176
Senior borrowings and bonds	8,600,493	11,245,475
Subordinated borrowings and bonds	3,752,790	3,395,509

Total	12,578,216	14,893,023

8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2022	2023

	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-6.20	Apr.2023 - Jun.2051	1,032,194	2,819,085
fixed rate denominated in U.S. dollars	0.00-5.75	Apr.2023 - Mar.2048	3,581,901	3,692,271
fixed rate denominated in other currencies	0.00-5.92	Apr.2023 - May.2041	1,223,991	1,948,714
floating rate denominated in Japanese yen	0.00-25.00	Apr.2023 - Sep.2081	582,430	569,173
floating rate denominated in U.S. dollars	0.00-32.80	Apr.2023 - Feb.2068	2,001,616	2,058,714
floating rate denominated in other currencies	0.10-12.00	Apr.2023 - Sep.2041	178,361	157,518

Total			8,600,493	11,245,475

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.39-4.26	Jun.2023 - Perpetual	3,171,343	2,961,504
fixed rate denominated in U.S. dollars	2.56-4.70	Mar.2024 - Sep.2031	581,447	434,005

Total			3,752,790	3,395,509

Total			12,353,283	14,640,984

Notes:

(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2023.
(2)	Maturity information disclosed is the range of maturities at March 31, 2023.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.
The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2023:

(in millions of yen)
Fiscal year ending March 31:
2024	1,177,938
2025	3,757,328
2026	702,968
2027	1,428,227
2028	1,291,313
2029 and thereafter	6,535,249

Total	14,893,023

F-
49

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2022 and 2023:

	2022	2023

	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	3,049,874	4,469,286
Other	557,842	468,344
Collateral pledged:
Collateral pledged for derivative transactions	1,549,483	988,881
Margins provided for futures contracts	466,531	183,747
Other	1,006,849	890,350
Prepaid pension cost	762,147	768,998
Right-of-use assets	570,171	549,668
Security deposits	91,766	83,343
Loans held for sale	156,639	228,995
Other (1)	775,940	1,069,348

Total	8,987,242	9,700,960

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	1,406,965	1,799,116
Other	494,538	527,493
Guaranteed trust principal (2)	810,776	817,448
Lease liabilities	593,339	571,087
Collateral accepted:
Collateral accepted for derivative transactions	1,075,591	1,008,083
Margins accepted for futures contracts	327,883	81,925
Unearned income	113,181	112,077
Other	1,437,949	1,399,466

Total	6,260,222	6,316,695

Notes:
(1)	As of March 31, 2023, the MHFG Group included premises and equipment classified as held for sale in Other.
(2)
Guaranteed trust principal, included in All other liabilities in the disclosure about consolidated VIEs in the accompanying balance sheets, is a liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 23 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

F-
5
0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Preferred stock
The composition of preferred stock at March 31, 2021, 2022 and 2023 is as follows:

	2021		2022		2023
Class of stock	Authorized	Issued	Authorized	Issued	Authorized	Issued

	(number of shares)

Class XIV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—	150,000,000	—
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
fiscal years ended March 31, 2021, 2022 and 2023.
14. Common stock
The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(shares)
Balance at beginning of fiscal year	2,539,249,894	2,539,249,894	2,539,249,894
Issuance of new shares of common stock due to exercise of stock acquisition rights	—	—	—

Balance at end of fiscal year	2,539,249,894	2,539,249,894	2,539,249,894

15. Dividends
The amount available for dividends under Japan’s Companies Act is
based on the amount recorded in MHFG’s
non-consolidated
general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end
changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2023, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,768 million, ¥1,196,660 million and ¥2,214,748 million, respectively, under Japanese GAAP.
Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter of its capital stock. MHFG’s legal reserve at March 31, 2023 was ¥1,201,010 million, of which ¥1,196,660 million was included in capital surplus and ¥4,350 million in retained earnings.
In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends, at March 31, 2023, was ¥2,203,318 million, based on the

F-
5
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.
Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock, if any are outstanding.
16. Accumulated other comprehensive income (loss), net of tax
Changes in each component of AOCI for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023

	(in millions of yen)
AOCI, balance at beginning of fiscal year	(9,494)	318,114	440,112

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year	(19,592)	(8,173)	(25,046)
Unrealized holding gains (losses) during year	(4,911)	(35,922)	(7,472)
Less: reclassification adjustments for losses (gains) included in net income	16,330	19,049	1,434

Change during year	11,419	(16,873)	(6,038)

Balance at end of fiscal year	(8,173)	(25,046)	(31,084)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(109,872)	(86,873)	94,104
Foreign currency translation adjustments during year	22,704	181,722	133,556
Less: reclassification adjustments for losses (gains) included in net income	295	(745)	—

Change during year	22,999	180,977	133,556

Balance at end of fiscal year	(86,873)	94,104	227,660

Defined benefit plan adjustments:
Balance at beginning of fiscal year	69,455	397,153	355,355
Unrealized gains (losses) during year	331,668	(22,825)	86,326
Less: reclassification adjustments for losses (gains) included in net income	(3,970)	(18,973)	(18,004)

Change during year	327,698	(41,798)	68,322

Balance at end of fiscal year	397,153	355,355	423,677

Own credit risk adjustments :
Balance at beginning of fiscal year	50,515	16,007	15,699
Unrealized gains (losses) during year	(30,345)	(858)	12,688
Less: reclassification adjustments for losses (gains) included in net income	(4,163)	550	755

Change during year	(34,508)	(308)	13,443

Balance at end of fiscal year	16,007	15,699	29,142
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	327,608	121,998	209,283

AOCI, balance at end of fiscal year	318,114	440,112	649,395

F-
5
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2023:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)

Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:

Net unrealized gains (losses) on available-for-sale securities	(1,739)	305	(1,434)	—	(1,434)	Investment gains (losses)—net Other noninterest income
Defined benefit plan adjustments	25,840	(7,848)	17,992	12	18,004	Salaries and employee benefits
Own credit risk adjustments	(1,089)	334	(755)	—	(755)	Other noninterest income (expenses)

Total	23,012	(7,209)	15,803	12	15,815

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
(2)
The financial statement line items in which the amounts in the tax effect and the net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense (benefit) and Net income (loss), respectively.

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

F-
5
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms were implemented in Japan from March 2023. The leverage ratio requirements under the finalized definition and the Pillar 3 disclosure requirements are scheduled to be implemented in Japan from March 2024, except for banks that have notified the Financial Services Agency that they wish to implement the Basel III finalization framework earlier. Furthermore, the Financial Services Agency published amendments to the regulatory notices regarding leverage ratio requirements and the leverage ratio buffer requirement for
G-SIBs
under the Basel III finalization framework and the Pillar 3 disclosure requirements described above on July 15, 2022.
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
COVID-19.
The implementation period of such temporary measures has been extended twice at March 31, 2021 and in March 2022 to the end of March 2024.
The capital requirements and regulatory adjustments are being phased in over a transitional period as follows:

	March 2022	March 2023		March 2024		March 2025
Minimum Common Equity Tier 1 capital	4.5%	4.5%		4.5%		4.5%
Minimum Tier 1 capital	6.0%	6.0%		6.0%		6.0%
Minimum total capital	8.0%	8.0%		8.0%		8.0%
Capital conservation buffer	2.5%	2.5%		2.5%		2.5%
Countercyclical capital buffer (1)	0.01%	0.06%		0.06%		0.06%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	1.0%	1.0%		1.0%		1.0%
Minimum Leverage Ratio	3.0%	3.5	% (3)	3.5	% (3)	3.7	% (3)

Notes:
(1)	Figures assume that the countercyclical capital buffer will continue to be 0.06% after March 2024.
(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis in future years.
(3)	This figure includes a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a G-SIB under the finalized Basel III reforms.
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

F-5
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2022 and 2023 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2022		2023
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,184	8.01	5,676	8.06
Actual	8,067	12.46	8,315	11.80
Tier 1 capital:
Required (1)	6,155	9.51	6,733	9.56
Actual	9,713	15.00	9,803	13.91
Total risk-based capital:
Required (1)	7,450	11.51	8,142	11.56
Actual	11,351	17.53	11,306	16.05
Leverage Ratio (2) :
Required	6,389	3.00	7,680	3.50	(3)
Actual	9,713	4.56	9,803	4.46
MHBK:
Common Equity Tier 1 capital:
Required	2,683	4.50	2,941	4.50
Actual	6,968	11.68	6,873	10.51
Tier 1 capital:
Required	3,578	6.00	3,922	6.00
Actual	8,604	14.42	8,356	12.78
Total risk-based capital:
Required	4,771	8.00	5,229	8.00
Actual	10,150	17.02	9,769	14.94
Leverage Ratio (2) :
Required	5,971	3.00	6,216	3.00
Actual	8,604	4.32	8,356	4.03
MHTB:
Common Equity Tier 1 capital:
Required	79	4.50	77	4.50
Actual	442	25.18	444	25.94
Tier 1 capital:
Required	105	6.00	102	6.00
Actual	442	25.18	444	25.94
Total risk-based capital:
Required	140	8.00	137	8.00
Actual	442	25.18	444	25.95
Leverage Ratio (2) :
Required	130	3.00	125	3.00
Actual	442	10.20	444	10.61
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,528	4.50	2,751	4.50
Actual	6,293	11.20	5,981	9.78
Tier 1 capital:
Required	3,370	6.00	3,668	6.00
Actual	7,919	14.09	7,450	12.18
Total risk-based capital:
Required	4,494	8.00	4,891	8.00
Actual	9,483	16.88	8,853	14.48
Leverage Ratio (2) :
Required	5,570	3.00	5,767	3.00
Actual	7,919	4.26	7,450	3.87

F-5
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2022		2023
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
MHTB:
Common Equity Tier 1 capital:
Required	78	4.50	76	4.50
Actual	425	24.40	425	25.10
Tier 1 capital:
Required	104	6.00	101	6.00
Actual	425	24.40	425	25.10
Total risk-based capital:
Required	139	8.00	135	8.00
Actual	425	24.40	425	25.11
Leverage Ratio (2) :
Required	126	3.00	122	3.00
Actual	425	10.09	425	10.44

Notes:

(1)
The required ratios disclosed above, at March 31, 2022, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01% and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0
%. The required ratios disclosed above, at March 31, 2023, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.06% and the additional loss absorbency requirements for G-SIBs and D-SIBs of 1.0%. These are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2022 and 2023 exclude amounts of deposits to the Bank of Japan.
(3)
The required ratio disclosed above, at March 31, 2023, includes a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a G-SIB under the finalized Basel III reforms.

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
Japan pursuant to Clause 1 of Article
52-33
and Clause 1 of Article 26 of the Banking Act of Japan, in regard to the series of IT system failures that have occurred from February to September 2021. In response to this, MHFG and MHBK submitted the business improvement plans to the Financial Services Agency of Japan. MHFG and MHBK have been implementing measures to prevent further incidents based on the business improvement plans and building up crisis response capability in a multidimensional manner. See Note 22 “Commitments and contingencies” for further information on the impact that these orders have on the consolidated financial statements.

F-5
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Earnings per common share
The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG common shareholders	581,765	(104,722)	(14,009)

Effect of dilutive securities	—	—	—

Net income (loss) attributable to common shareholders after assumed conversions	581,765	(104,722)	(14,009)

	2021	2022	2023

	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,537,513	2,537,051	2,536,596

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	89	—	—

Weighted average common shares after assumed conversions	2,537,602	2,537,051	2,536,596

	2021	2022	2023

	(in yen)
Earnings per common share:
Basic net income (loss) per common share	229.27	(41.28)	(5.52)

Diluted net income (loss) per common share (Note)	229.26	(41.28)	(5.52)

Note:
For the fiscal years ended March 31, 2021, 2022 and 2023, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects. In addition, for the fiscal years ended March 31, 2022 and 2023, the computation of diluted earnings per common share did not assume exercise of stock options, as the effect of such exercise would be antidilutive due to net loss.

F-5
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Income taxes
Income tax expense (benefit)
The following table presents the components of Income tax expense (benefit) for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(in millions of yen)
Current:
Domestic	81,023	42,401	22,015
Foreign	78,992	71,947	156,969

Total current tax expense	160,015	114,348	178,984

Deferred:
Domestic	55,927	(256,093)	(146,721)
Foreign	(5,226)	728	2,879

Total deferred tax expense (benefit)	50,701	(255,365)	(143,842)

Total income tax expense (benefit)	210,716	(141,017)	35,142

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2021, 2022 and 2023. The detailed amounts recorded directly in Equity are as follows:

	2021	2022	2023

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(2,810)	(16,489)	(4,276)
Less: reclassification adjustments	7,195	8,504	305

Total	4,385	(7,985)	(3,971)

Defined benefit plan adjustments:
Unrealized gains (losses)	143,653	(9,020)	37,661
Less: reclassification adjustments	(1,424)	(7,748)	(7,848)

Total	142,229	(16,768)	29,813

Own credit risk adjustments:
Unrealized gains (losses)	919	1,745	5,630
Less: reclassification adjustments	(1,911)	271	334

Total	(992)	2,016	5,964

Total tax effect before allocation to noncontrolling interests	145,622	(22,737)	31,806

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Income tax expense (benefit)
The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022		2023

Effective statutory tax rate	30.62%	30.62%		30.62%
Income not subject to tax	(0.72)	4.21		(14.23)
Expenses not deductible for tax purposes	0.07	(0.34)		1.63
Tax rate differentials of subsidiaries	(0.90)	3.31		(12.95)
Change in valuation allowance	(3.83)	(6.68	) (2)	(5.95)
Change in undistributed earnings of subsidiaries	0.34	(2.22)		8.32
Noncontrolling interest income (loss) of consolidated VIEs	(6.83)	(2.10)		(15.48)
Effect of enacted change in tax rates	(0.02)	0.01		(0.05)
Reversal of outside basis differences	—	50.59	(2)	—
Foreign tax credit and payments	0.16	(16.59)		55.14
Income excluded from taxable income of enterprise tax	(0.49)	2.86		(14.96)
Controlled foreign company rules	0.71	(1.66)		2.68
Other	1.37	(3.86)		16.04

Effective income tax rate	20.48%	58.15%		50.81%

Notes:
(1)
The presentation of the table is changed
from
amount basis to percentage basis
from
the fiscal year ended March 31, 2023. Certain comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.

(2)
These amounts for the fiscal year ended March 31, 2022 mainly represent the reversal of an outside basis difference related to the share buyback conducted by MHSC in response to improving the capital position and aligning to the MHFG Group’s capital policy and the related increase in the valuation allowance.

F-
60

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities
The components of net deferred tax assets at March 31, 2022 and 2023 are as follows:

	2022	2023

	(in millions of yen)
Deferred tax assets:
Allowance for credit losses	292,277	270,423
Lease liabilities	183,537	176,304
Trading securities	118,242	173,793
Derivative financial instruments	52,321	161,141
Premises and equipment	65,051	53,531
Available-for-sale securities	8,313	13,020
Net operating loss carryforwards (1) (2)	183,410	168,387
Other	223,564	255,557

	1,126,715	1,272,156
Valuation allowance (1)(2)	(163,164)	(198,800)

Deferred tax assets, net of valuation allowance	963,551	1,073,356

Deferred tax liabilities:
Investments	213,398	264,147
Prepaid pension cost and accrued pension liabilities	221,256	224,173
Right-of-use assets	176,591	169,353
Other	104,020	54,515

Deferred tax liabilities	715,265	712,188

Net deferred tax assets	248,286	361,168

Notes:
(1)
The amount includes ¥73,736 million and ¥49,393 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2022 and 2023, respectively. The tax effect of the net operating loss carryforwards is substantially offset by ¥46,734 million and ¥43,488 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

(2)
The amount includes ¥26,633
million and ¥24,978 million related to MHFG’s net operating loss carryforwards resulting mainly from intercompany capital transactions in relation to the share buyback conducted by MHSC as of March 31, 2022 and 2023, respectively. The tax effect of the net operating loss carryforwards is substantially offset by
 ¥24,675
million and ¥24,978 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.
As of March 31, 2023, the accumulated amount of undistributed earnings that will be indefinitely reinvested and the unrecognized deferred tax liabilities related to such subsidiaries are approximately ¥349 billion and ¥36 billion, respectively.

F-
61

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2022 and 2023:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance

	(in billions of yen)
2022
Japan (1)	106	(77)	29
The United States	1	—	1
The United Kingdom (2)	75	(75)	—
Others	1	—	1

Total	183	(152)	31

2023
Japan (3)	89	(75)	14
The United States	1	—	1
The United Kingdom (2)	77	(77)	—
Others	1	—	1

Total	168	(152)	16

Notes:
(1)
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
(3)
¥49 billion of the Japan deferred tax assets of ¥89 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026. ¥25 billion of the Japan deferred tax assets of ¥89 billion is related to MHFG, which is substantially offset by a valuation allowance, and will mostly expire during the fiscal year ending March 31, 2032.

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
A valuation allowance is recorded against deferred tax assets as of the balance sheet date to the extent the Group estimates it is more likely than not that sufficient future taxable income is not available to realize such deferred tax assets. As the Group did not apply a consolidated taxation system for the fiscal year ended March 31, 2021, with a few exceptions of certain subsidiaries, deferred tax assets and liabilities are calculated separately for each legal entity. The Group has applied the consolidated taxation system from the fiscal year ended March 31, 2022 and has shifted to the Japanese Group Relief System beginning with the fiscal year ended March 31, 2023. A consolidated basis for corporate income taxes results in the reporting of taxable income or loss based upon the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries. Therefore, when calculating deferred tax assets and liabilities and valuation allowance as of March 31, 2021, the Group considered the effect of the change to the consolidated taxation system. Also, when calculating deferred tax assets and liabilities and valuation allowance as of March 31, 2022, the Group considered the effect of the shift to the Japanese Group Relief System. The impact of the shift to the Japanese Group Relief System was not material to the consolidated financial statements. The changes in the valuation allowance are primarily due to changes in deductible temporary differences, net operating loss carryforwards and the estimated availability of future taxable income sources.
In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2023, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.
The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2023. A valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2023, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

F-
63

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in valuation allowance
The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(in millions of yen)

Balance at beginning of fiscal year	165,278	129,150	163,164
Changes that directly affected Income tax expense	(39,410)	16,196	(4,118)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	—	—
Others	3,282	17,818	39,754

Total	3,282	17,818	39,754

Balance at end of fiscal year	129,150	163,164	198,800

The decrease in the fiscal year ended March 31, 2021 of ¥39,410 million in the valuation allowance that directly affected Income tax expense was primarily related to an increase of the realizability of deferred tax assets of MHFG and its subsidiaries.
The increase in the fiscal year ended March 31, 2022 of ¥16,196 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries. The increase in the fiscal year ended March 31, 2022 of ¥17,818 million in others was primarily related to an increase in the valuation allowance that is fully recognized against the MHFG Group’s net operating loss carryforwards due to tax rate increase of MHFG’s foreign subsidiary.
Net operating loss carryforwards
At March 31, 2023, the MHFG Group had net operating loss carryforwards totaling ¥500 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards (1)
(in billions of yen)
Fiscal year ending March 31:
2024	—
2025	—
2026	156
2027	3
2028	—
2029 and thereafter (2)	341

Total	500

Notes:
(1)
Net operating loss carryforwards related to Japanese local taxes recorded at MHFG in the fiscal year ended March 31, 202
2
 in the amount of ¥500 billion (tax effected ¥24 billion) are not included in the table. The net operating loss carryforwards is fully offset by valuation allowance and will mostly
expire during the fiscal year ending March 31, 2032.

(2)	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.

F-
64

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, included in the net operating loss carryforwards in the above table are MHSC’s net operating loss carryforwards of ¥156 billion resulting mainly from the reversal of an outside basis difference related to certain foreign subsidiaries due to their organizational restructuring. The tax loss was recorded at MHSC in accordance with Japanese tax law. The net operating loss carryforwards due to this restructuring will expire during the fiscal year ending March 31, 2026.
Uncertainty in income tax
The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	3,374	4,401	5,245

Gross amount of increases (decreases) related to positions taken during prior years	455	(576)	(438)
Gross amount of increases related to positions taken during the current year	524	954	1,748
Amount of decreases related to settlements	—	—	—
Foreign exchange translation	48	466	488

Total unrecognized tax benefits at end of fiscal year	4,401	5,245	7,043

The total amount of unrecognized tax benefits including ¥1,463 million, ¥1,812 million and ¥2,286 million of interest and penalties was ¥4,401 million, ¥5,245 million and ¥7,043 million at March 31, 2021, 2022 and 2023, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.
The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2014, 2002 and 2018, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
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

F-6
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2021, 2022 and 2023 were ¥4,510 million, ¥3,981 million and ¥7,395 million, respectively.
Pension
plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.
Net periodic benefit cost and funded status
The following table presents the components of net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(in millions of yen)
Service cost-benefits earned during the fiscal year	39,672	33,190	30,460
Interest costs on projected benefit obligations	5,790	5,636	6,917
Expected return on plan assets	(41,887)	(37,051)	(36,322)
Amortization of prior service cost (benefits)	(2,378)	(4,820)	(4,854)
Amortization of net actuarial loss (gain)	1,671	(20,485)	(19,453)
Special termination benefits	9,569	10,791	7,269
Loss (gain) on settlement	(3,945)	—	—

Net periodic benefit cost	8,492	(12,739)	(15,983)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
before-tax
for the fiscal years ended March 31, 2022 and 2023 are summarized as follows:

	2022	2023

	(in millions of yen)
Net actuarial gain (loss)	(36,796)	122,331
Amortization of net actuarial loss (gain)	(20,485)	(19,453)
Prior service benefits (cost)	(1)	—
Amortization of prior service cost (benefits)	(4,820)	(4,854)

Total recognized in other comprehensive income (loss) before-tax	(62,102)	98,024

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2021	2022	2023
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.38%	0.52%	0.82%
Rates of increase in future compensation levels	1.80%	2.00%	2.00%
Interest credit rates	4.38%	4.39%	4.45%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.37%	0.38%	0.52%
Rates of increase in future compensation levels	1.80-4.80%	1.80%	2.00%
Expected rates of return on plan assets	1.79%	1.54%	1.72%
Interest credit rates	4.95%	4.38%	4.39%

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
The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2022 and 2023 for the plans of MHFG and its subsidiaries:

	2022	2023

	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,437,843	1,377,739
Service cost	33,190	30,460
Interest cost	5,636	6,917
Plan participants’ contributions	1,089	1,053
Amendments	1	—
Actuarial loss (gain)	(19,939)	(48,856)
Foreign exchange translation	4,099	3,250
Benefits paid	(54,483)	(55,332)
Lump-sum payments	(29,697)	(27,539)

Benefit obligations at end of fiscal year	1,377,739	1,287,692

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,412,745	2,114,011
Actual return (negative return) on plan assets	(8,008)	92,893
Foreign exchange translation	3,863	3,158
Partial withdrawal of assets from employee retirement benefits trusts (Note)	(270,172)	(147,181)
Employer contributions	28,977	23,613
Plan participants’ contributions	1,089	1,053
Benefits paid	(54,483)	(55,332)

Fair value of plan assets at end of fiscal year	2,114,011	2,032,215

Funded status	736,272	744,523

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	762,147	768,998
Accrued pension liability	(25,875)	(24,475)

Net amount recognized	736,272	744,523

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	63,030	58,173
Net actuarial gain (loss)	421,690	524,571

Net amount recognized	484,720	582,744

Note:
During the fiscal year
s
ended March 31, 2022 and 2023, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’

severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2023. No gains or losses have been recognized as a result of these transactions.

F-6
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans were ¥
1,377,739
 million and ¥
1,287,692
 million, as of March 31, 2022 and 2023, respectively. The defined benefit plans generally employ a multi-variable and non-linear
formula based upon rank and years of service.
Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.
The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2022 and 2023:

	2022	2023

	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	31,829	29,389
Fair value of plan assets	5,954	4,914
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	31,829	29,389
Fair value of plan assets	5,954	4,914

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.
Investment policies and asset allocation
In managing plan assets, the MHFG Group determines the appropriate levels of risk that the Group can assume under the given circumstances to gain total returns from a long-term perspective while ensuring that sufficient funds will be available to plan participants and beneficiaries. The long-term asset allocation to each asset category such as Japanese equity securities, Japanese debt securities, foreign equity securities and foreign debt securities is determined based upon the optimal portfolio, which aims to gain total returns within the range of an acceptable level of risk from a long-term perspective. Additionally, the asset allocation is reviewed every five years, unless there are any significant changes in the circumstances such as market fluctuations. When selecting an investment in each asset category, the MHFG Group takes into consideration credit standing of an investee, concentration of credit risk to a certain investee and liquidity of a financial instrument among other things. The investments in each asset category are further diversified across funds, strategies and sectors along with other things. There is no significant investment in a single investee except Japanese government bonds.
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

F-6
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2023 is as follows:

Asset category	Asset ratio
Japanese equity securities	3.00%
Japanese debt securities	32.00%
Foreign equity securities	26.00%
Foreign debt securities	24.00%
General account of life insurance companies	10.00%
Other	5.00%

Total	100.00%

Note:	General account of life insurance companies is a contract with life insurance companies which guarantees payments of principal and predetermined interest payments.
Fair value of plan assets
The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2022 and 2023, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 26 “Fair value.”

	2022					2023
	Level 1		Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total

	(in billions of yen)
Japanese equity securities:
Common stocks (1)	1,003		—	—	1,003	1,018		—	—	1,018
Pooled funds (2)	13		5	—	18	5		6	—	11
Japanese debt securities:
Government bonds	179		—	—	179	123		—	—	123
Pooled funds (2)	—		10	—	10	—		8	—	8
Other	—		21	—	21	—		21	—	21
Foreign equity securities:
Common stocks	172		—	—	172	94		—	—	94
Pooled funds (2)	—		7	—	7	—		8	—	8
Foreign debt securities:
Government bonds	170		9	—	179	173		14	—	187
Pooled funds (2)	—		10	—	10	—		3	—	3
Other	—		18	—	18	—		15	—	15
General account of life insurance companies (3)	—		116	—	116	—		113	—	113
Other	30	(4)	(25)	—	5	101	(4)	5	—	106
Plan assets measured at net asset value (5)					376					325

Total assets at fair value	1,567		171	—	2,114	1,514		193	—	2,032

Notes:
(1)
This class represents equity securities held in the employee retirement benefit trusts of ¥1,003 billion and ¥1,018 billion carried at fair value at March 31, 2022 and 2023, respectively, which are well-diversified across industries.

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

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2022 and 2023.
Contributions
The total contribution of approximately ¥32 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2024, based on the current funded status and expected asset return assumptions.
Estimated future benefit payments
The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2024	82,311
2025	75,506
2026	75,992
2027	74,496
2028	76,348
2029-2033	330,309
21. Derivative financial instruments
The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to manage the risk related to the assets and liabilities of the Group, as part of its asset and liability management, and for proprietary trading purposes. The Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

F-
70

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2022 and 2023. The fair values of derivatives are presented on a gross basis; derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2022	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,395,950	—	4,624	—	4,716
Foreign exchange contracts	217,462	—	4,436	—	4,472
Equity-related contracts	9,887	—	426	—	345
Credit-related contracts	11,857	—	118	—	121
Other contracts	681	—	119	—	116

Total	1,635,837	—	9,723	—	9,770

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2023	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,991,016	—	8,374	—	8,517
Foreign exchange contracts	257,392	—	4,222	—	4,013
Equity-related contracts	7,149	—	145	—	197
Credit-related contracts	22,748	—	144	—	126
Other contracts	898	—	47	—	43

Total	2,279,203	—	12,932	—	12,896

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥1,549 billion and ¥1,076 billion at March 31, 2022, and ¥989 billion and ¥1,008 billion at March 31, 2023, respectively.
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

F-
71

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net investment hedges
The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese
subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the entire change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated as a hedge of the net investment. The gains and losses recorded in other comprehensive income (loss) related to net investment hedges were immaterial.
Derivative instruments not designated or qualifying as hedges
The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans, etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, (3) equity-related derivatives for the purpose of economically managing the risk of stock price fluctuation involved in holding equity products, and (4) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gains (losses) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).
The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2021, 2022 and 2023:

	Gains (losses) recorded in income
	2021	2022	2023

	(in millions of yen)
Interest rate contracts	(27,893)	(130,312)	(508,743)
Foreign exchange contracts	115,181	145,979	317,459
Equity-related contracts	(209,488)	728,226	534,615
Credit-related contracts (Note)	(58,602)	(13,877)	(3,857)
Other contracts	23,680	7,762	59,599

Total	(157,122)	737,778	399,073

Note:
Amounts include the net gains (losses) of ¥(2,956) million, ¥(605) million and ¥(653) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

Credit derivatives
A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the

F-7
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2022 and 2023:

	2022		2023
	Notional amount	Fair value	Notional amount	Fair value

	(in billions of yen)
Credit protection written:
Investment grade	3,045	38	4,497	31
Non-investment grade	2,122	54	5,774	62

Total	5,167	92	10,271	93

Credit protection purchased	6,690	(95)	12,477	(75)

Note:
The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB
-
, while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2022 and 2023:

	Maximum payout/Notional amount
	2022	2023

	(in billions of yen)
One year or less	245	331
After one year through five years	4,785	9,585
After five years	137	355

Total	5,167	10,271

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
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2022 and 2023:

	2022	2023

	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	1,149	814
Collateral provided to counterparties in the normal course of business	1,164	663
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	—	151

Note:	There was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2022.
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

F-
74

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees for the repayment of trust principal
The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to provide compensation for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off
nonaccrual loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. The MHFG Group consolidates certain guaranteed principal money trusts. See Note 23 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts. The contract amounts of guarantees for repayment of unconsolidated trust principal are presented in the tables below.
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
The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar

F-7
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligation
s at March 31,

2022 and 2023 was ¥443 billion and ¥315 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥416 billion and ¥285 billion at March 31, 2022 and 2023, respectively.
The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2022 and 2023. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.
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

2022	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	3,254	2,084	996	174
Guarantees on loans	419	314	42	63
Guarantees on securities	75	9	66	—
Other guarantees	2,899	2,381	451	67
Guarantees for the repayment of trust principal	22	—	9	13
Liabilities of trust accounts	478	116	199	163
Derivative financial instruments	36,484	17,110	15,721	3,653

2023	Maximum potential/Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	3,548	1,954	1,413	181
Guarantees on loans	228	149	26	53
Guarantees on securities	82	14	68	—
Other guarantees	3,306	2,339	869	98
Guarantees for the repayment of trust principal	18	—	8	10
Liabilities of trust accounts	554	97	282	175
Derivative financial instruments	83,420	53,774	24,954	4,692

F-7
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2022 and 2023:

	2022	2023

	(in billions of yen)
Investment grade	5,336	5,587
Non-investment grade	1,311	1,577

Total	6,647	7,164

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
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

F-7
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2022 and 2023:

	2022	2023

	(in billions of yen)
Commitments to extend credit (Note)	92,203	100,973
Commercial letters of credit	1,422	1,336

Total	93,625	102,309

Note:	Commitments to extend credit include commitments to invest in securities.
Allowance for credit losses on
off-balance-sheet
instruments
The amounts of allowance for credit losses on
off-balance-sheet
instruments at March 31, 2022 and 2023 were ¥71 billion and ¥78 billion, respectively, and were included in Other liabilities.
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
The following table presents the consolidated balance sheet information related to operating leases as of March 31, 2022 and 2023:

	2022		2023

	(in millions of yen, except for remaining lease term and discount rate)
Right-of-use assets (Note)	570,171		549,668
Lease liabilities (Note)	593,339		571,087
Weighted average:
Remaining lease term	15.5	years	14.7	years
Discount rate	0.60%		0.66%

Note:	Right-of-use assets and lease liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets.

F-7
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents lease cost and supplemental information related to operating leases for the fiscal years ended March 31, 2021, 2022 and 2023:

	2021	2022	2023

	(in millions of yen)
Lease cost (Note)	119,453	111,907	101,808
Right-of-use assets obtained in exchange for new lease liabilities	108,430	51,901	65,417
Operating cash flows	102,150	101,223	86,329

Note:
Lease cost for operating leases are included in Occupancy expenses on the consolidated statements of income. The Group’s variable lease costs and costs for leases with terms of twelve months or less are not significant.

The following table shows future lease payments under operating leases as of March 31, 2023:

As of March 31, 2023

(in millions of yen)
Fiscal year ending March 31:
2024	79,207
2025	60,345
2026	53,518
2027	43,575
2028	34,048
2029 and thereafter	324,165

Total lease payments	594,858

Amount representing interest	23,771

Total lease liabilities for operating leases	571,087

23. Variable interest entities and securitizations
Variable interest entities
In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-
sheet
assets and
off-balance-
sheet
liabilities

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.
The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2022 and 2023:

	Consolidated VIEs	Significant unconsolidated VIEs
2022	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	2,709	—	—
Asset-backed securitizations	1,363	190	90
Investments in securitization products	388	—	—
Investment funds	1,816	3,392	719
Trust arrangements and other	5,299	—	—

Total	11,575	3,582	809

	Consolidated VIEs	Significant unconsolidated VIEs
2023	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	3,082	—	—
Asset-backed securitizations	1,514	224	134
Investments in securitization products	387	—	—
Investment funds	2,294	3,397	845
Trust arrangements and other	4,877	—	—

Total	12,154	3,621	979

As
of March 31, 2022 and 2023, the noncontrolling interests in consolidated VIEs amounted to ¥388 billion and ¥719 billion, respectively, and are included in the Group’s equity-classified noncontrolling interests.
The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
F-
80

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2022 and 2023:

Assets on the MHFG Group’s balance sheets related to unconsolidated VIEs:	2022	2023

	(in billions of yen)
Trading account assets	143	83
Investments	430	482
Loans	92	154

Total	665	719

Liabilities on the MHFG Group’s balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2022	2023

	(in billions of yen)
Payables under securities lending transactions	54	—
Trading account liabilities	2	1

Total	56	1

Maximum exposure to loss (Note)	809	979

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
The MHFG Group manages Tender Option Bond (“TOB”) programs which are associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bonds. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by the trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: customer TOB trusts and non-customer
TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by non-customer
TOB trusts are purchased by the Group. Both types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The MHFG Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. The Group often commits to provide liquidity to customer TOB trusts and the residual holders of customer TOB trusts are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer
TOB trusts, where the MHFG Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
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
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the MHFG Group considers that these variable interests are not significant except for its specific involvement as noted below
.
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 22 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2022 and 2023.
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

F-
83

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MHFG Group has established a trust in August 2020, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group. The Group pledges the beneficiary interests as a collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.
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
Funding Vehicles
The MHFG Group has established several wholly-owned
off-shore
vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥367 billion and ¥200 billion at March 31, 2022 and 2023, respectively.
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
For the fiscal years ended March 31, 2021, 2022 and 2023, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2022 and 2023.

F-
84

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Noninterest income
Details of Noninterest income for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023

	(in millions of yen)

Fee and commission income:
Securities-related business (1)	170,216	184,014	190,026
Deposits-related business (1)	15,162	15,358	15,540
Lending-related business (2) (4)	158,921	162,953	193,838
Remittance business (1)	109,111	103,979	104,201
Asset management business (1)	104,753	122,014	109,358
Trust-related business (1)	122,215	141,365	130,576
Agency business (1)	31,331	36,899	36,529
Guarantee-related business (3)	31,665	35,296	41,150
Fees for other customer services (1)	169,310	178,122	163,127

Total Fee and commission income	912,684	980,000	984,345

Foreign exchange gains (losses)—net (3)	89,267	91,611	189,526
Trading account gains (losses)—net (2)	120,596	(491,947)	(603,910)
Investment gains (losses)—net:
Debt securities (3)	(22,032)	(14,777)	5,167
Equity securities (3)	850,567	(60,563)	135,601
Equity in earnings (losses) of equity method investees—net (3)	31,027	34,587	(26,999)
Gains on disposal of premises and equipment (3)	7,125	9,943	4,920
Other noninterest income (2) (5)	52,086	120,936	199,453

Total	2,041,320	669,790	888,103

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 26 “Fair value” for further details.
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
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥51 billion and ¥71 billion for the fiscal

F-85

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year
 ended March 31, 2021, respectively, ¥56 billion and ¥85 billion for the fiscal year ended March 31, 2022, respectively, and ¥55 billion and ¥76 billion for the fiscal year ended March 31, 2023, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥86 billion, ¥83 billion and ¥59 billion for the fiscal years ended March 31, 2021, 2022 and 2023, respectively, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the fiscal years ended March 31, 2021, 2022 and 2023, approximately ¥15 billion, ¥15 billion and ¥21 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2022 and 2023, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2022 and 2023, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2022 and 2023, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.

F-8
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Trading account gains and losses
The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated debt securities reported as Trading securities. Net trading gains (losses) for the fiscal years ended March 31, 2021, 2022 and 2023 are comprised of the following:

	2021	2022	2023

	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	274,762	(1,230,330)	(1,003,636)
Derivative contracts:
Interest rate contracts	(27,893)	(130,312)	(508,743)
Foreign exchange contracts (1)	115,181	145,979	317,459
Equity-related contracts	(209,488)	728,226	534,615
Credit-related contracts (2)	(55,646)	(13,272)	(3,204)
Other contracts	23,680	7,762	59,599

Total	120,596	(491,947)	(603,910)
Foreign exchange gains (losses)—net (3)	89,267	91,611	189,526

Net trading gains (losses)	209,863	(400,336)	(414,384)

Notes:
(1)	Amounts include gains and losses on currency swaps.
(2)
Amounts do not include the net gains (losses) of ¥(2,956) million, ¥(605) million and ¥(653) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2021, 2022 and 2023, respectively. The net gains (losses) is recorded in Other noninterest income (expenses).

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

26. Fair value
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
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 202
3
, there were no significant changes made to the Group’s valuation techniques and related inputs.

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

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
9
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2022 and 2023, including those for which the MHFG Group has elected the fair value option, are summarized below:

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

F-
9
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2023	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,187	7	—	1,194
Japanese local government bonds	—	138	—	138
U.S. Treasury bonds and federal agency securities	1,917	1,377	—	3,294
Other foreign government bonds	658	786	—	1,444
Agency mortgage-backed securities	—	5,309	—	5,309
Residential mortgage-backed securities	—	—	—	—
Certificates of deposit and commercial paper	—	516	—	516
Corporate bonds and other (2)	—	2,406	47	2,453
Equity securities	1,859	370	21	2,250
Trading securities measured at net asset value (3)				111
Derivative financial instruments:
Interest rate contracts	218	8,103	53	8,374
Foreign exchange contracts	—	4,200	22	4,222
Equity-related contracts	39	73	33	145
Credit-related contracts	—	143	1	144
Other contracts	15	12	20	47
Available-for-sale securities:
Japanese government bonds	15,771	678	—	16,449
Japanese local government bonds	—	555	—	555
U.S. Treasury bonds and federal agency securities	376	—	—	376
Other foreign government bonds	322	986	—	1,308
Agency mortgage-backed securities	—	522	—	522
Residential mortgage-backed securities	—	34	13	47
Commercial mortgage-backed securities	—	862	—	862
Japanese corporate bonds and other debt securities	—	2,008	101	2,109
Foreign corporate bonds and other debt securities	—	916	90	1,006
Equity securities:
Equity securities with readily determinable fair values	3,052	161	—	3,213
Equity securities measured at net asset value (3)				271
Other investments	—	—	63	63

Total assets measured at fair value on a recurring basis	25,414	30,162	464	56,422

Liabilities:
Trading securities sold, not yet purchased	2,954	3,513	—	6,467
Derivative financial instruments:
Interest rate contracts	244	8,271	2	8,517
Foreign exchange contracts	—	4,005	8	4,013
Equity-related contracts	46	91	60	197
Credit-related contracts	—	124	2	126
Other contracts	10	15	18	43
Long-term debt (4)	—	1,844	836	2,680

Total liabilities measured at fair value on a recurring basis	3,254	17,863	926	22,043

F-
93

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2022 and 2023 were ¥68 billion and ¥52 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2022 and 2023:

2022	April 1, 2021	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2022	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	9	—	(2)	—		—	—	—	—	—	(1)	8	—
Corporate bonds and other	1,033	7	(2)	—		—	(452)	143	(72)	—	(588)	71	3
Equity securities	29	—	(2)	—		—	—	—	—	—	(1)	28	1
Derivative financial instruments, net (1) :
Interest rate contracts	8	11	(2)	—		—	—	—	—	—	3	22	(22)
Foreign exchange contracts	23	8	(2)	—		—	—	—	—	—	1	32	7
Equity-related contracts	(21)	(11	) (2)	—		—	—	—	—	—	18	(14)	(23)
Credit-related contracts	2	(3	) (2)	—		—	—	—	—	—	2	1	(1)
Other contracts	—	1	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage-backed securities	23	—	(3)	—	(4)	—	—	—	—	—	(5)	18	—
Commercial mortgage-backed securities	716	5	(3)	(5	) (4)	—	(689)	62	(60)	—	(29)	—	—
Japanese corporate bonds and other debt securities	365	(20	) (3)	1	(4)	—	(4)	11	—	—	(38)	315	(19)
Foreign corporate bonds and other debt securities	132	—	(3)	7	(4)	—	(4)	47	—	—	(65)	117	1
Other investments	53	2	(3)	—		—	—	37	(3)	—	(33)	56	(2)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	—	—	—	—	—	—
Long-term debt	713	61	(5)	1	(4)	4	(6)	—	—	534	(389)	794	77

F-
9
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2023	April 1, 2022	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2023	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	8	(1	) (2)	—		—	—	—	(6)	—	(1)	—	—
Corporate bonds and other	71	4	(2)	—		13	(15)	104	(46)	—	(84)	47	—
Equity securities	28	—	(2)	—		—	—	2	(6)	—	(3)	21	(1)
Derivative financial instruments, net (1) :
Interest rate contracts	22	31	(2)	—		—	—	—	—	—	(2)	51	(22)
Foreign exchange contracts	32	(5	) (2)	—		—	—	—	—	—	(13)	14	(6)
Equity-related contracts	(14)	(26	) (2)	—		—	—	—	—	—	13	(27)	(107)
Credit-related contracts	1	(1	) (2)	—		—	—	—	—	—	(1)	(1)	(5)
Other contracts	—	2	(2)	—		—	—	—	—	—	—	2	2
Available-for-sale securities:
Residential mortgage-backed securities	18	—	(3)	—	(4)	—	—	—	—	—	(5)	13	—
Commercial mortgage-backed securities	—	—	(3)	—	(4)	—	—	—	—	—	—	—	—
Japanese corporate bonds and other debt securities	315	—	(3)	3	(4)	—	—	25	—	—	(242)	101	8
Foreign corporate bonds and other debt securities	117	—	(3)	1	(4)	—	(54)	63	—	—	(37)	90	—
Other investments	56	3	(3)	—		—	(1)	36	—	—	(31)	63	1

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(1)	1	—	—	—	—
Long-term debt	794	29	(5)	10	(4)	1	(2)	—	—	323	(241)	836	60

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and other comprehensive income (loss) during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2022 and 2023. The amounts of unrealized gains (losses) in other comprehensive income (loss) are related to Available-for-sale securities and Long-term debt, which were ¥2 billion and ¥2 billion, respectively, at March 31, 2022, and ¥8 billion and ¥11 billion, respectively, at March 31, 2023.

Transfers between levels
During the fiscal year ended March 31, 2022, the transfers out of Level 3 included ¥452 billion of Trading securities and ¥693 billion of
Available-for-sale
securities. Assessing the significance of an input to the measurement requires judgment under ASC 820 and the MHFG Group previously evaluated that unobservable inputs in the valuation model were significant for certain Trading and
Available-for-sale
securities. During the fiscal year ended March 31, 2022, the Group refined the governance process over the fair value hierarchy by introducing certain tools, criteria and scenarios when considering if an input is significant to the fair value and whether the observable data was reliable. The transfers were supported by improvement in liquidity and price transparency since the start of the COVID-19 pandemic. Transfers out of Level 3 for Trading securities were

F-9
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

primarily due to assessing the significance of unobservable inputs for certain corporate bonds and other debt securities. The Group changed the criteria for the quantitative sensitivity analysis for these securities to assess the significance of unobservable inputs, such as prepayment rate, default rate, and recovery rate. Transfers out of Level 3 for
Available-for-sale
securities were primarily due to assessing the significance of unobservable inputs for certain CMBS. The Group changed the criteria for the quantitative sensitivity analysis for these securities to assess the significance of unobservable inputs, such as discount margin. These methods and criteria are periodically verified by the middle and back office.
Other than the above transfers between levels, during the fiscal year ended March 31, 2022, the transfers out of Level 3 included ¥4 billion of
Available-for-sale
securities and ¥6 billion of Long-term debt. Transfers out of Level 3 for
Available-for-sale
securities were primarily due to increased liquidity for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the fiscal year ended March 31, 2022, the transfers into Level 3 included ¥4 billion of Long-term debt. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.
During the fiscal year ended March 31, 2023, the transfers into Level 3 included ¥13 billion of Trading securities and ¥
1

billion of Long-term debt. Transfers into Level 3 for Trading securities were primarily due to decreased price transparency
for certain foreign bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the fiscal year ended March 31, 2023, the transfers out of Level 3 included ¥15 billion of Trading securities, ¥54 billion of Available-for-sale securities, ¥2 billion of Long-term debt and ¥1 billion of Other investments. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased price transparency
for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. Transfers out of Level 3 for Other investments were primarily due to increased price transparency
for certain investments.

F-9
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements
The following table presents information about significant
unobservable
inputs related to the MHFG Group’s
material
classes of Level 3 assets and
liabilities at March 31, 2022 and 2023:

2022

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	26	Discounted cash flow	Prepayment rate	0.4%–18.1%	5.8%
		Price-based	Default rate	0.0%–0.5%	0.0%
			Recovery rate	100.0%–100.0%	100.0%
			Discount margin	30.0bps–167.1bps	53.1bps

Corporate bonds and other debt securities	503	Discounted cash flow	Prepayment rate (1)	5.8%–24.5%	24.3%
		Price-based	Default rate (1)	0.2%–59.7%	0.7%
			Recovery rate (1)	10.0%–39.7%	39.5%
			Discount margin (1)	35.4bps–102.5bps	47.1bps
			Discount margin (2)	3.9bps–446.6bps	340.4bps

Derivative financial instruments, net:
Interest rate contracts	22	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	75.0%

Foreign exchange contracts	32	Internal valuation model (3)	FX – IR correlation	11.4%–52.3%	31.4%
			FX – FX correlation	41.4%–64.8%	53.1%

Equity-related contracts	(14)	Internal valuation model (3)	Equity – IR correlation	25.0%–25.0%	25.0%
			Equity correlation	3.2%–100.0%	89.9%
			Equity volatility	12.6%–120.5%	47.3%

Credit-related contracts	1	Internal valuation model (3)	Default rate	0.1%–8.0%	1.5%
			Credit correlation	42.6%–100.0%	66.2%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0.0%–89.4%	55.4%

Long-term debt	794	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	75.0%
			FX – IR correlation	11.4%–52.3%	38.9%
			FX – FX correlation	41.4%–64.8%	53.1%
			Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	-16.9%–16.8%	0.0%
			Equity correlation	3.2%–100.0%	89.6%
			Equity volatility	8.7%–120.5%	34.0%
			Default rate	0.1%–8.0%	1.5%
			Credit correlation	18.6%–100.0%	63.9%

F-9
7

MIZUHO FINANCIAL G
R
OUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2023

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)

Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	13	Discounted cash flow	Prepayment rate	0.2%–17.6%	4.4%
		Price-based	Default rate	0.0%–2.2%	0.2%
			Recovery rate	100.0%–100.0%	100.0%
			Discount margin	30.0bps–167.1bps	47.0bps

Corporate bonds and other debt securities	238	Discounted cash flow	Prepayment rate (1)	21.7%–21.7%	21.7%
		Price-based	Default rate (1)	0.2%–0.2%	0.2%
			Recovery rate (1)	40.5%–40.5%	40.5%
			Discount margin (1)	98.8bps–209.9bps	116.2bps
			Discount margin (2)	3.5bps–171.2bps	20.1bps

Derivative financial instruments, net:
Interest rate contracts	51	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	75.0%

Foreign exchange contracts	14	Internal valuation model (3)	FX – IR correlation	5.5%–58.2%	39.9%
			FX – FX correlation	39.0%–64.7%	51.9%

Equity-related contracts	(27)	Internal valuation model (3)	Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	0.0%–60.0%	33.7%
			Equity correlation	73.9%–100.0%	96.7%
			Equity volatility	10.3%–95.4%	44.1%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate	0.1%–12.2%	2.1%

Other contracts	2	Internal valuation model (3)	Commodity volatility	20.0%–54.5%	39.8%

Long-term debt	836	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	75.0%
			FX – IR correlation	5.5%–58.2%	39.9%
			FX – FX correlation	39.0%–64.7%	51.9%
			Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	-16.3%–93.3%	0.0%
			Equity correlation	3.2%–100.0%	90.8%
			Equity volatility	5.9%–180.8%	34.1%
			Default rate	0.1%–13.1%	2.3%
			Credit correlation	47.6%–100.0%	68.3%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
(5)	The range of inputs for equity securities is not disclosed, as there is a dispersion of values given the number of positions.
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

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2022 and 2023:

2022	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	81	—	—	81	128
Loans held-for-sale	76	—	27	49	77
Equity securities (without readily determinable fair values)	4	—	3	1	4
Premises and equipment—net	—	—	—	—	13
Other assets	—	—	—	—	3

Total assets measured at fair value on a nonrecurring basis	161	—	30	131	225

2023	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	97	—	—	97	165
Loans held-for-sale	216	—	16	200	282
Equity securities (without readily determinable fair values)	4	—	4	—	5
Other investments	94	93	—	1	122
Premises and equipment—net	1	—	—	1	2

Total assets measured at fair value on a nonrecurring basis	412	93	20	299	576

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
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

Loans held-for-sale classified as Level 3 were measured at fair value based on market comparables. The significant unobservable inputs were price, whose ranges were from ¥97.0 to ¥100.0 and from ¥0.0 to ¥99.6 at March 31, 2022 and 2023, respectively. The weighted averages were ¥99.0 and ¥77.6 at March 31, 2022 and 2023, respectively.
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

F-100

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

judgment or estimation is required in the determination of the fair values of non-marketable
equity securities, they are classified as Level 3. The fair values of non-marketable
equity securities adjusted based on observed transaction prices are mainly classified as Level 2.
Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable equity method investments are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity method investments, they are classified as Level 3. There were no other investments measured at fair value on a nonrecurring basis as of March 31, 2022.
Premises and equipment—net and Other assets in the table above have been impaired and written down to fair value. There were no other assets measured at fair value on a nonrecurring basis as of March 31, 2023.
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
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. Only an immaterial amount included in Long-term debt in the statement of financial position is not eligible for fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥90 billion and ¥161 billion at March 31, 2022 and 2023, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥(10) billion, ¥38 billion and ¥54 billion for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
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
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥207 billion and ¥208 billion at March 31, 2022 and 2023, respectively, were not included in the disclosure.
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
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2022 and 2023.

F-
103

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2022 and 2023, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	2022
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	68,366	68,366	50,628	17,738	—
Investments	1,519	1,466	485	981	—
Loans, net of allowance (Note)	89,264	90,576	—	—	90,576
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	58,054	58,054	—	58,054	—
Interest-bearing deposits	121,833	121,807	—	121,807	—
Due to trust accounts	390	390	—	390	—
Other short-term borrowings	7,567	7,567	—	7,567	—
Long-term debt	9,849	9,681	—	8,162	1,519

	2023
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	83,226	83,226	66,498	16,728	—
Investments	2,050	1,915	800	1,115	—
Loans, net of allowance (Note)	93,291	94,605	—	—	94,605
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	64,618	64,618	—	64,618	—
Interest-bearing deposits	128,756	128,718	—	128,718	—
Due to trust accounts	749	749	—	749	—
Other short-term borrowings	3,397	3,397	—	3,397	—
Long-term debt	12,246	11,719	—	10,315	1,404

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

F-
104

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Offsetting of financial assets and financial liabilities
Derivatives
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

F-10
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2022 and 2023. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

					Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Financial instruments (4)	Cash collateral	Net amounts

	(in billions of yen)
2022
Assets (1) :
Derivatives	9,723	—	9,723	(5)	(7,232)	(891)	1,600
Receivables under resale agreements	12,751	—	12,751	(6)	(11,437)	—	1,314
Receivables under securities borrowing transactions	2,339	—	2,339	(7)	(2,299)	—	40

Total	24,813	—	24,813		(20,968)	(891)	2,954

Liabilities (1) :
Derivatives	9,770	—	9,770	(5)	(6,716)	(1,329)	1,725
Payables under repurchase agreements	20,070	—	20,070	(6)	(19,366)	—	704
Payables under securities lending transactions	1,361	—	1,361	(7)	(1,164)	—	197

Total	31,201	—	31,201		(27,246)	(1,329)	2,626

2023
Assets (1) :
Derivatives	12,932	—	12,932	(5)	(10,476)	(821)	1,635
Receivables under resale agreements	11,695	—	11,695	(6)	(10,565)	—	1,130
Receivables under securities borrowing transactions	1,892	—	1,892	(7)	(1,866)	—	26

Total	26,519	—	26,519		(22,907)	(821)	2,791

Liabilities (1) :
Derivatives	12,896	—	12,896	(5)	(10,141)	(843)	1,912
Payables under repurchase agreements	25,737	—	25,737	(6)	(25,113)	—	624
Payables under securities lending transactions	886	—	886	(7)	(755)	—	131

Total	39,519	—	39,519		(36,009)	(843)	2,667

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
(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥9,326 billion and ¥9,235 billion, respectively, at March 31, 2022, and ¥12,574 billion and ¥12,432 billion, respectively, at March 31, 2023.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥11,537 billion and ¥19,505 billion, respectively, at March 31, 2022, and ¥10,587 billion and ¥25,147 billion
,
respectively, at March 31, 2023.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥2,339 billion and ¥1,172 billion, respectively, at March 31, 2022, and ¥1,892 billion and ¥758 billion
,
respectively, at March 31, 2023.

28. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2022 and 2023:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total

	(in billions of yen)
2022
Repurchase agreements	7,011	10,621	1,340	1,098	20,070
Securities lending transactions	1,098	74	—	189	1,361

Total	8,109	10,695	1,340	1,287	21,431

2023
Repurchase agreements	2,285	16,508	5,471	1,473	25,737
Securities lending transactions	685	73	—	128	886

Total	2,970	16,581	5,471	1,601	26,623

F-10
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2022 and 2023:

	Repurchase agreements	Securities lending transactions

	(in billions of yen)
2022
Japanese government bonds and Japanese local government bonds	1,714	217
Foreign government bonds and foreign agency mortgage-backed securities	17,445	90
Commercial paper and corporate bonds	271	52
Equity securities	609	989
Other	31	13

Total	20,070	1,361

2023
Japanese government bonds and Japanese local government bonds	6,114	102
Foreign government bonds and foreign agency mortgage-backed securities	17,475	73
Commercial paper and corporate bonds	430	—
Equity securities	1,491	711
Other	227	—

Total	25,737	886

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
29. Related party transactions
The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2022 and 2023, the aggregate loans to the Group’s equity method investees amounted to ¥604 billion and ¥732 billion, respectively, and outstanding loans to MHFG Group’s directors, executive officers, and other related parties were not considered significant. There were no loans to related parties that were considered nonaccrual. During the fiscal years ended March 31, 2022 and 2023, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. See Note 20 “Pension and other employee benefit plans” for further details. In addition, the other transactions with the related parties excluding loan transactions and partial withdrawal of assets from employee retirement benefit trusts, are considered immaterial.

F-10
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized Financial Information of the MHFG Group’s Equity Method Investees
Summarized financial information of the MHFG Group’s equity method investees as of March 31, 2022 and 2023, and for each of the three years ended March 31, 2023, is as follows:

	2022	2023

	(in billions of yen)
Loans	7,765	6,037
Total assets	30,180	29,367
Deposits	8,713	6,216
Total liabilities	27,474	26,506
Total equity	2,706	2,861
Noncontrolling interests	14	16

	2021	2022	2023

	(in billions of yen)
Total interest and dividend income	570	625	750
Total interest expense	188	182	239
Provision (credit) for credit losses	91	104	96
Net interest income after provision (credit) for credit losses	291	339	415
Income before income tax expense	237	332	261
Net income	178	246	194
30. Business segment information
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

9

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
The MHFG Group partially restructured
in-house
companies on April 1, 2023. The impact of the restructuring is considered immaterial to the segments.

	MHFG (Consolidated)
2021 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	699.4	475.5	519.0	495.9	50.8	(39.8)	2,200.8
General and administrative expenses (3)	642.5	209.8	292.4	224.3	33.0	6.7	1,408.7
Equity in earnings (losses) of equity method investees—net	5.4	3.9	13.2	—	1.2	(3.8)	19.9
Amortization of goodwill and others	2.3	0.1	0.4	0.8	7.6	1.0	12.2

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	60.0	269.5	239.4	270.8	11.4	(51.3)	799.8

Fixed assets (5)	532.8	192.5	169.5	98.1	—	762.8	1,755.7

F-110

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)
2022 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	715.0	494.4	592.8	388.1	59.5	4.7	2,254.5
General and administrative expenses (3)	623.7	201.4	300.0	234.7	33.4	21.8	1,415.0
Equity in earnings (losses) of equity method investees—net	5.9	3.8	16.0	—	1.5	(1.8)	25.4
Amortization of goodwill and others	2.2	0.1	0.4	0.8	7.2	1.0	11.7

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	95.0	296.7	308.4	152.6	20.4	(19.9)	853.2

Fixed assets (5)	493.0	159.1	161.8	88.5	—	794.9	1,697.3

	MHFG (Consolidated)
2023 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	704.0	502.3	672.2	321.2	55.2	25.3	2,280.2
General and administrative expenses (3)	611.6	197.3	323.0	258.0	35.2	48.5	1,473.6
Equity in earnings (losses) of equity method investees—net	(17.0)	6.4	22.8	—	0.2	(0.5)	11.9
Amortization of goodwill and others	2.1	0.1	0.7	0.8	6.8	0.9	11.4

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	73.3	311.3	371.3	62.4	13.4	(24.6)	807.1

Fixed assets (5)	489.3	150.1	173.7	87.9	—	777.6	1,678.6

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the fiscal years ended March 31, 2021, 2022 and 2023, net gains (losses) related to ETFs and others amounted to ¥2.0 billion, ¥1.9 billion and ¥1.8 billion, respectively, of which ¥(1.3) billion, ¥2.3 billion and ¥(0.3) billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees—net less

F-1
11

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amortization of goodwill and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.
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

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees—net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

F-1
12

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the fiscal years ended March 31, 2021, 2022 and 2023 presented above to income (loss) before income tax expense (benefit) shown on the consolidated statements of income and a reconciliation of “Fixed assets” at March 31, 2022 and 2023 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	2021	2022	2023

	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	799.8	853.2	807.1

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	6.3	33.7	39.7
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(209.9)	(255.9)	(96.7)
Gains on reversal of reserves for possible losses on loans, and others	4.9	20.8	7.4
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	10.1	(45.8)	84.6
Net extraordinary gains (losses)	115.9	44.0	(10.6)
Others	(74.9)	(46.1)	(52.5)

Income before income tax expense under Japanese GAAP	652.2	603.9	779.0
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(86.4)	(124.0)	(373.2)
Investments	523.5	(600.1)	(210.5)
Loans	(16.9)	(18.3)	(30.3)
Allowances for credit losses	83.3	51.5	(9.8)
Premises and equipment	(56.5)	(68.5)	(29.3)
Land revaluation	6.4	6.4	5.6
Business combinations	(1.0)	6.9	8.9
Pension liabilities	(153.2)	(94.4)	(71.6)
Consolidation of variable interest entities	104.6	42.3	0.8
Foreign currency translation	(31.5)	(51.0)	(5.2)
Others	4.3	2.8	4.8

Income (loss) before income tax expense (benefit) under U.S. GAAP	1,028.8	(242.5)	69.2

F-1
13

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2021	2022	2023

	(in billions of yen)
Fixed assets	1,755.7	1,697.3	1,678.6

U.S. GAAP adjustments (Note)	816.1	717.6	662.6

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,571.8	2,414.9	2,341.2

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total

	(in billions of yen)
Fiscal year ended March 31, 2021:
Total revenue (1)	2,290.8	503.8	154.5	188.7	360.1	3,497.9
Total expenses (2)	1,918.2	243.5	14.4	115.8	177.2	2,469.1

Income before income tax expense	372.6	260.3	140.1	72.9	182.9	1,028.8

Net income	235.6	227.4	137.2	60.9	156.9	818.0

Total assets at end of fiscal year	152,613.7	31,939.9	4,405.3	14,150.6	18,542.0	221,651.5

Fiscal year ended March 31, 2022:
Total revenue (1)	991.1	562.9	41.7	184.8	333.2	2,113.7
Total expenses (2)	1,713.8	265.0	19.0	189.2	169.2	2,356.2

Income (loss) before income tax expense (benefit)	(722.7)	297.9	22.7	(4.4)	164.0	(242.5)

Net income (loss)	(509.0)	275.2	18.3	(16.3)	130.3	(101.5)

Total assets at end of fiscal year	155,111.2	36,765.7	3,667.9	15,795.9	20,210.0	231,550.7

Fiscal year ended March 31, 2023:
Total revenue (1)	1,104.7	1,841.5	93.1	445.9	791.7	4,276.9
Total expenses (2)	1,784.1	1,455.4	84.7	413.0	470.5	4,207.7

Income (loss) before income tax expense (benefit)	(679.4)	386.1	8.4	32.9	321.2	69.2

Net income (loss)	(554.7)	297.2	1.8	19.9	269.8	34.0

Total assets at end of fiscal year	161,348.7	45,516.4	3,579.6	16,634.7	21,701.3	248,780.7

Notes:
(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for credit losses and Noninterest expenses.

F-11
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Mizuho Financial Group, Inc., parent company
The following tables present the parent company only financial information of MHFG:
Condensed balance sheets

	2022	2023

	(in millions of yen)
Assets:
Cash and due from banking subsidiaries	51,356	47,425
Interest-bearing deposits in banking subsidiaries	414	450
Investments in subsidiaries and affiliated companies:
Banking subsidiaries	8,102,149	7,996,767
Non-banking subsidiaries and affiliated companies	878,776	1,075,322
Long-term loans receivable from subsidiaries:
A banking subsidiary	7,942,367	8,768,725
A non-banking subsidiary	399,000	444,000
Other assets	648,946	545,744

Total	18,023,008	18,878,433

Liabilities and shareholders’ equity:
Short-term borrowings from a banking subsidiary	755,000	810,000
Long-term debt	7,957,710	8,741,729
Other liabilities	396,086	411,213
Shareholders’ equity	8,914,212	8,915,491

Total	18,023,008	18,878,433

F-11
6

MI
Z
UHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of
income

	2021	2022	2023

	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	214,473	197,717	209,257
Non-banking subsidiaries and affiliated companies	17,499	82,105	62,698
Management fees from subsidiaries	36,334	40,462	43,900
Interest income on loans and discounts	128,697	133,215	177,137
Gains on sales of investments in subsidiaries	40	53,005	—
Other income	11,970	11,319	37,319

Total	409,013	517,823	530,311

Expenses:
Operating expenses	37,979	43,192	52,887
Interest expense	130,812	130,453	175,723
Losses on sales of investments in a subsidiary	—	26,606	—
Other expense	8,842	5,946	2,768

Total	177,633	206,197	231,378

Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	341,369	(505,891)	(307,879)

Income (loss) before income tax expense (benefit)	572,749	(194,265)	(8,946)
Income tax expense (benefit)	(9,016)	(89,543)	5,063

Net income (loss)	581,765	(104,722)	(14,009)

7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2021	2022	2023

	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	581,765	(104,722)	(14,009)
Adjustments and other	(390,748)	351,484	394,191

Net cash provided by operating activities	191,017	246,762	380,182

Cash flows from investing activities:
Net change in loans	(1,167,385)	(72,313)	(511,934)
Purchases of premises and equipment	(41,382)	(26)	(81)
Proceeds from sales of premises and equipment	55,624	11	—
Purchases of investments in a subsidiary	—	—	(179,210)
Proceeds from sales of investments in subsidiaries	125	452,500	721
Net change in other investing activities	(1,370)	223	(5,591)

Net cash provided by (used in) investing activities	(1,154,388)	380,395	(696,095)

Cash flows from financing activities:
Net change in short-term borrowings	(10,000)	(95,000)	55,000
Proceeds from issuance of long-term debt	1,477,385	930,033	1,497,032
Repayment of long-term debt	(310,000)	(1,256,720)	(1,030,099)
Purchases of treasury stock	(1,849)	(1,927)	(1,575)
Dividends paid	(190,498)	(196,783)	(209,457)
Net change in other financing activities	65	44	1,117

Net cash provided by (used in) financing activities	965,103	(620,353)	312,018

Net increase (decrease) in cash and cash equivalents	1,732	6,804	(3,895)
Cash and cash equivalents at beginning of fiscal year	43,234	44,966	51,770

Cash and cash equivalents at end of fiscal year	44,966	51,770	47,875

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., March 2, 2023 (English Translation)

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on May 15, 2023 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated September 1, 2022 (English Translation)

2.1	Form of American Depositary Receipt*

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder**

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares*

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2021 (English Translation)*

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2022, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021
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
June 28, 2023