Form 20-F
period 2024-03-31
MIZUHO FINANCIAL GROUP INC
filed 2024-06-26
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
  For the fiscal year ended
March 31, 2024
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
Yasutoshi Tanaka
,
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
At March 31, 2024, the following shares of capital stock were issued: 2,539,249,894 shares of common stock (including 881,823 shares of common stock held by the registrant as treasury stock).

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
In this annual report, yen figures and percentages presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, have been rounded to the figures shown, and yen figures and percentages presented in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, have been truncated to the figures shown, in each case, unless otherwise specified. However, in some cases, figures as of or for the fiscal year ended March 31, 2023 and earlier presented in tables have been adjusted to match the sum of the figures with the total amount, and such figures may also be referred to in the related text. We no longer make such adjustments beginning with figures as of or for the six months ended September 30, 2023, and thus the sum of the figures as of or for the six months ended September 30, 2023 and after presented herein may not match the total amount.
Our fiscal year end is March 31. References to years not specified as being fiscal years are to calendar years.
Unless otherwise specified, for purposes of this annual report, we have presented our financial information in accordance with U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in yen.
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
3.A. Selected Financial Data
The following table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2020, 2021, 2022, 2023 and 2024 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.
The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2020, 2021, 2022, 2023 and 2024 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, an independent registered public accounting firm.
You should read the selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2020	2021	2022	2023	2024

	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥2,151,172	¥1,456,556	¥1,443,941	¥3,388,791	¥5,767,000
Interest expense	1,271,381	467,939	374,132	2,180,064	4,562,076

Net interest income	879,791	988,617	1,069,809	1,208,727	1,204,924
Provision (credit) for credit losses	156,200	112,776	214,408	93,753	47,135

Net interest income after provision (credit) for credit losses	723,591	875,841	855,401	1,114,974	1,157,788
Noninterest income	1,307,740	2,041,320	669,790	888,103	2,743,729
Noninterest expenses	1,877,841	1,888,397	1,767,679	1,933,907	2,278,406

Income (loss) before income tax expense (benefit)	153,490	1,028,764	(242,488)	69,170	1,623,112
Income tax expense (benefit)	47,175	210,716	(141,017)	35,142	425,120

Net income (loss)	106,315	818,048	(101,471)	34,028	1,197,992
Less: Net income (loss) attributable to noncontrolling interests	(43,880)	236,283	3,251	48,037	285,519

Net income (loss) attributable to MHFG shareholders	¥150,195	¥581,765	¥(104,722)	¥(14,009)	¥912,473

Net income (loss) attributable to common shareholders	¥150,195	¥581,765	¥(104,722)	¥(14,009)	¥912,473
Amounts per share (1) :
Basic earnings per common share—net income (loss) attributable to common shareholders	¥59.19	¥229.27	¥(41.28)	¥(5.52)	¥359.70
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥59.19	¥229.26	¥(41.28)	¥(5.52)	¥359.65
Number of shares used to calculate basic earnings per common share (in thousands)	2,537,368	2,537,513	2,537,051	2,536,596	2,536,775
Number of shares used to calculate diluted earnings per common share (in thousands)	2,537,526	2,537,602	2,537,051	2,536,596	2,537,100
Cash dividends per share (2)(3) :
Common stock	¥75.00	¥75.00	¥80.00	¥85.00	¥105.00
	$0.70	$0.68	$0.66	$0.64	$0.69

	As of and for the fiscal years ended March 31,
	2020	2021	2022	2023	2024

	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥211,218,760	¥221,651,474	¥231,550,704	¥248,780,722	¥272,173,152
Loans, net of allowance	87,087,233	87,930,018	89,480,766	93,474,798	97,694,674
Total liabilities	202,043,136	211,963,317	222,108,473	239,055,588	261,741,965
Deposits	144,948,667	151,010,604	157,178,284	164,935,625	172,361,748
Long-term debt	10,346,152	11,706,471	12,578,216	14,893,023	16,277,331
Common stock	5,827,500	5,826,863	5,816,834	5,832,729	5,833,660
Total MHFG shareholders’ equity	8,512,365	9,105,238	8,914,212	8,915,491	9,929,071
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	0.07%	0.26%	(0.04)%	(0.01)%	0.33%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	1.95%	7.50%	(1.30)%	(0.16)%	10.03%
Dividends per common share as a percentage of basic earnings per common share	126.71%	32.71%	(193.80)%	(1,539.86)%	29.19%
Average MHFG shareholders’ equity as a percentage of total average assets	3.81%	3.43%	3.46%	3.46%	3.33%
Net interest income as a percentage of total average interest-earning assets	0.48%	0.48%	0.50%	0.54%	0.49%

Notes:
(1)
Mizuho Financial Group adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation
shares effective as of October 1, 2020. For purposes of the amounts per share, we have assumed the effective date of the share consolidation to be April 1, 2019.

(2)
Yen amounts are expressed in U.S. dollars at the rate of ¥107.53= $1.00, ¥110.61= $1.00, ¥121.44= $1.00, ¥132.75= $1.00 and ¥151.22= $1.00 for the fiscal years ended March 31, 2020, 2021, 2022, 2023 and 2024, respectively. These rates are the noon buying rates on the respective fiscal year-end
dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

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
We conduct a wide variety of business operations in Japan as well as overseas, including in the United States, Europe and Asia. The outlook for economic and market conditions remains uncertain due to factors such as inflationary trends in the United States and the impact of revision to large-scale monetary easing measures in Japan. If general economic or market conditions in Japan or other regions or countries were to deteriorate or if the financial markets become subject to turmoil, we could experience weakness in our business, as well as deterioration in the quality of our assets. As a result, our financial condition and results of operations could be materially and adversely affected.
International conflicts and geopolitical disruptions may have an adverse effect on us.
Amid the increasingly protracted situation in Ukraine, Japan, the United States and some European countries continue to impose economic sanctions on Russia. Furthermore, concerns about deteriorating
US-China
relations are growing as the United States and its allies begin to implement more assertive measures against China. In addition, the situation in the Middle East continues to be unstable, and there are concerns about the impact on resource prices. There is also the threat that political developments in various countries and regions will lead to increased division not only among countries, but within countries. Against the backdrop of the growing conflicts and geopolitical disruptions, our clients and suppliers may face challenges of business contraction, volatile prices and supply chain instability and be compelled to reevaluate their business strategies. Moreover, a slowdown in the global economy and a worsening geopolitical situation could lead to declines in corporate earnings and a rise in uncertainty in financial markets, which could result in an increase in our credit-related costs, a decrease in the value of our assets and a negative impact on our liquidity. The increasingly stringent regulations resulting from the geopolitical disruptions could further lead to enhanced regulatory compliance risk and the related risk of reputational damage. As a result of any of the foregoing, our business, financial condition and results of operations may be materially and adversely affected.
Amendments and other changes to the laws and regulations that are applicable to us could have an adverse effect on us.
We are subject to general laws, regulations and accounting rules applicable to our business activities in and outside of Japan. We are also subject to various laws and regulations applicable to financial institutions such as the Banking Act, including capital adequacy requirements, in and outside of Japan. If the laws and regulations that are applicable to us are amended or otherwise changed, such as in a way that restricts us from engaging in business activities that we currently conduct or that requires us to incur additional costs, including costs related to our IT systems, our business, financial condition and results of operations could be materially and adversely affected.

Our reputation could be adversely affected if our business operations are perceived as being harmful to the environment and society.
As concerns regarding environmental and social issues, such as climate change, biodiversity, erosion of natural habitats and human rights violations, have heightened in recent years, we believe that our stakeholders as well as the society at large expect that we, as a financial services provider, give increasing consideration to such issues. While we are strengthening our efforts to prevent and mitigate environmental and social risks, including establishing comprehensive policies for, among others, engaging with specific sectors that are likely to exacerbate negative impacts on the environment and society or engagement across multiple sectors, the expectations placed upon us and our clients continue to heighten day by day. Although we may from time to time establish environmental, social or governance objectives or targets, there is no assurance that we will be successful in achieving such objectives or targets or that such objectives or targets will not be changed. Our reputation may be harmed and credit-related costs could rise if our or such clients’ efforts fall short of such expectations. As a result, our business, financial condition and results of operations could be materially and adversely affected.
Climate change could have an adverse effect on us.
Following the adoption of the Paris Agreement in 2015, with the determination to pursue efforts to limit the increase in average global temperatures to 1.5 degrees Celsius, measures to reduce greenhouse gas emissions that are seen as the cause of climate change have been promoted globally. At the 28 th
UN Climate Change Conference held in the United Arab Emirates (COP28) in 2023, the need to reduce greenhouse gas emissions by 60% by 2035 was declared, and calls were made to accelerate the phase-out of fossil fuels over the next decade and to triple the world’s renewable energy capacity by 2030. Governments and others have been accelerating their measures to counter climate change, and addressing climate change risks, among various environmental and social issues, has become increasingly important.
We believe climate change is a threat to our environment, society, daily lives and the activities of companies, and view it as one of the most important global issues which may affect the stability of financial markets. Climate change risks include transition risks caused by changes in the business environment associated with the transition to a decarbonized society, and physical risks due to changes in temperature and damage caused by natural disasters. Typical examples of transition risks include credit-related cost increases through deterioration of the business performance of clients due to tighter government policies, including carbon taxes and fuel efficiency regulations, and delays in transitioning to decarbonized technologies. Typical examples of physical risks include acute risks associated with wind, flood, wildfire and other natural disasters, and chronic risks associated with labor force reductions due to rising temperatures, which could have an impact on our assets and an impact on credit-related costs associated with the deteriorating business performance of clients due to business stagnation.
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
We are subject to intense competition both domestically and internationally with large financial institutions, non-bank
financial institutions and others. In addition, as a result of development of various technologies and the emergence of new service provision methods, an increasing number of companies have been crossing industry lines and entering the field of finance, and it is possible that the competitive environment surrounding us may further intensify. Moreover, due to the reforms to financial regulations made to date, it may become difficult to differentiate strategies between us and our competitors, resulting in the intensification of competition in specific businesses.

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
We hold a significant amount of bonds, consisting mostly of Japanese government bonds, as well as U.S. Treasury bonds and other instruments primarily for the purpose of investment and in our trading account. For example, following the U.S. interest rate rises since early 2022, we recorded significant trading account losses for the fiscal years ended March 31, 2022 and 2023 with respect to our holding of foreign bonds. As a result of such holdings, an increase in interest rates, primarily yen interest rates and U.S. dollar interest rates, could lead to unrealized losses of bonds or losses from sales of bonds. In addition, due mainly to differences in maturities between financial assets and liabilities, changes in interest rates could have an adverse effect on our average interest rate spread. We manage interest rate risk under our risk management policies, which provide for adjustments in the composition of our bond portfolio and the utilization of derivatives and other hedging methods to reduce our exposure to interest rate risk. However, in the event of significant changes in interest rates, including as a result of a change in Japanese or U.S. monetary policy, increased sovereign risk due to deterioration of public finances and market trends, our financial condition and results of operations could be materially and adversely affected.
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
yen-based
funding. Our efforts to maintain stable funding, such as analyzing the impact of tight cash flows under liquidity stress conditions and monitoring our liquidity position to apply appropriate funding policies, may not be sufficient to prevent significant increases in our funding costs or, in the case mainly of foreign currencies, cash flow problems if we encounter difficulties in attracting deposits or otherwise raising funds. Such difficulties could result, among other things, from any of the following:

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
For example, assuming a downgrade occurred on March 31, 2024, the additional collateral requirement in connection with our derivative contracts if other conditions remain unchanged, would have been approximately ¥11.8 billion for a one-notch
downgrade and approximately ¥29.2 billion for a
two-notch
downgrade.
Failure to maintain capital adequacy ratios and other regulatory standards above minimum required levels could have material adverse effects.
Capital adequacy regulations
We are subject to capital adequacy regulations as prescribed by the Financial Services Agency (including regulations pertaining to additional capital buffers for “global systemically important banks”
(G-SIBs)
as a result of our designation as a
G-SIB)
based on the Basel III rules text issued by the Basel Committee on Banking Supervision (which provides a detailed description of international standards for bank capital and liquidity), both on a consolidated basis and with respect to each of our principal banking subsidiaries. The revised capital adequacy regulations based on the finalized Basel III reforms published by the Basel Committee on Banking Supervision have been applicable to us with transitional arrangements from the end of March 2024. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”
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
Leverage ratio regulations
We are subject to leverage ratio regulations as prescribed by the Financial Services Agency based on the Basel III rules text issued by the Basel Committee on Banking Supervision, both on a consolidated basis and with respect to each of our principal banking subsidiaries. The regulations pertaining to leverage ratio buffers for
G-SIBs
based on the finalized Basel III reforms published by the Basel Committee on Banking Supervision have been implemented from the end of March 2023. In addition, the amendments to the leverage ratio calculation method based on such finalized reforms have been implemented from the end of March 2024. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”
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
We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. In recent years, in addition to systems that we developed through the utilization of outsourcing, there has been an increase in the use of cloud and other services provided by third parties. We endeavor to sustain stable daily operations and develop contingency plans for unexpected events, including the implementation of backup and redundancy measures. We also strive to take proper measures, such as communicating our required management standards to third-party outsourcing partners and cloud service providers, confirming in advance and on a regular basis the management system and response status of such third parties.
However, we may not be able to prevent significant disruptions to our information technology systems caused by, among other things, human error, accidents and development and renewal of computer systems. In the event of any future disruptions in our IT systems or those of third-parties used by us, our business, financial condition and results of operations could be materially and adversely affected due to information leaks, malfunctions or disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.
In February and March 2021, there were several system failure incidents at Mizuho Bank (also at Mizuho Trust & Banking Co., Ltd. for the incidents on August 20, 2021) that resulted in aborted customer transactions across our network in Japan, including ATM and internet banking transactions and foreign exchange remittances. On September 22, 2021 and November 26, 2021, we and Mizuho Bank received business improvement orders from the Financial Services Agency. In response to the business improvement orders received on November 26, 2021, we and Mizuho Bank submitted a business improvement plan to the Financial Services Agency on January 17, 2022. We and Mizuho Bank reported the status of implementation of the business improvement plan every three months, starting from March 31, 2022. The most recent reports were submitted by us and Mizuho Bank to the Financial Services Agency on January 15, 2024. With the submission of these reports, regular reporting to the Financial Services Agency has concluded.
Problems relating to cyber-attacks could significantly impair our ability to protect our customer’s private information and disrupt our business operations.
Our business depends on the secure processing, storage and transmission of confidential and other information within our global IT systems. There have been a number of highly publicized cases involving financial services companies, consumer-based companies, governmental agencies and other organizations reporting the unauthorized access of client, customer or other confidential information in recent years, as well as cyber-attacks involving the dissemination, theft and destruction of corporate information or other assets, using ransomware or other malicious code, as a result of failure by employees or contractors to follow procedures or as a result of actions by third parties, including actions by foreign governments. In addition, the risk of cyber-attacks from foreign government or state-sponsored actors may increase due to international conflicts and geopolitical tension.
As we and our outside contractors and cloud service providers continue to be the target of unauthorized access attacks, mishandling or misuse of information, computer viruses or malware, cyber-attacks designed to obtain confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, denial of service attacks, data breaches and other events, there can be no assurance that we will not suffer any losses or other consequences in the future as a result of significant incidents due to these cyber-attacks. Although our Cyber Incident Response Team (CIRT) has led the implementation of, and continuously endeavors to upgrade, our protective measures using advanced technologies, our IT systems, software and computer networks may be vulnerable to unauthorized access, misuse, computer viruses, ransomware or other malicious code and other events that could have a security impact. Due to the complexity and interconnectedness of our global IT systems, these protective measures may be ineffective, and the process of enhancing our protective measures can itself create a risk of system disruption and security issues, and there can be no assurance that our current or future countermeasures will be sufficient to prevent or mitigate the impact of such incidents.

A cyber-attack, information or security breach or a technology failure that involves us or our outside contractors or cloud service providers could jeopardize our or our customers’, employees’, partners’, vendors’ or counterparties’ personal, confidential, proprietary or other information processed and stored in, and transmitted through, our, our outside contractors’, or our cloud service providers’ IT systems. Furthermore, such events could cause interruptions or malfunctions in our, our customers’, employees’, partners’, vendors’, counterparties’ or outside contractor’s operations, as well as the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees, our customers or of other third parties. Any of these events could result in reputational damage with our customers and the market, customer dissatisfaction or financial losses, any of which could adversely affect our financial condition and results of operations.
For further information on our risk management and strategy, as well as governance regarding cybersecurity, see “Item 16.K. Cybersecurity”.
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
Our reputation could be harmed and we may be subject to liabilities and regulatory actions if we are unable to protect personal and other confidential information, including as a result of cyber-attacks.
We handle various confidential or
non-public
information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those that we require of our outside contractors and those designed to meet the strict requirements of the Personal Information Protection Act of Japan, may not be effective in preventing all such problems. Leakage of important information in the future, including as a result of cyber-attacks, could result in liabilities and regulatory actions and may also lead to significant harm to our reputation. In addition, recent or future regulatory changes, such as the Japan Amended Personal Information Protection Act, the EU General Data Protection Regulation and the UK Competition and Markets Authority’s Open Banking standard, increase the risks relating to our ability to comply with rules that impact our ability to protect information.
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
We are subject to the risk of decisions being made based on model error or improper use of models.
Our opportunities to use models are expanding and the importance and impact of such models is increasing with the broadening and complexity of business operations and technological innovations such as artificial intelligence. As a result, in our business operations that utilize models, tangible and intangible losses may result due to decisions based on model error or improper use of such models.
We are pursuing comprehensive and effective group-wide model risk management initiatives. However, in the event of decisions based on model error or improper use of such models due to changes in the internal or external environment, our business, financial condition and results of operations could be materially and adversely affected.
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
In addition, our management is required to report on our internal control over financial reporting in accordance with the Financial Instruments and Exchange Act of Japan. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to address them in a timely manner or at all. Furthermore, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still be unable to issue a report that concludes that our internal control over financial reporting is effective. In either case, we may lose investor confidence in the reliability of our financial statements.
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
We are a joint stock corporation incorporated under the laws of Japan. Almost all of our directors, executive officers and senior management reside outside the United States. Many of our and these persons’ assets are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.
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
In the fiscal year 2023, in light of the drastic changes in and increasing complexity of the external and internal business environments, we redefined the Corporate Identity, which is the foundation of what it means to be a Mizuho employee. In addition, upon determining the direction of Mizuho’s long-term growth, we established a new medium-term business plan (FY2023 to FY2025) beginning one year before the originally scheduled completion of the
5-Year
Business Plan (FY2019 to FY2023). The targets of the new medium-term business plan are based on the assumption that the
5-Year
Business Plan’s final year targets will have been met.
As for our business, as priority areas for resolving societal issues and accomplishing sustainable growth, we worked on “Support for the doubling of asset-based income,” “Improving customer experience,” “Enhancing the competitiveness of Japanese companies,” “Sustainability and innovation” and the “Global Corporate & Investment Banking (CIB) business model.” In the fiscal year 2023, we conducted various promotions for the new Nippon Individual Savings Accounts (NISAs): Japan’s new tax exemption scheme for investment by individuals, that commenced in January 2024, including face-to-face
and website promotions. We also established a shop dedicated to account opening, one example of our streamlined branches created as a result of the reviews of bank branch structure conducted to address customer needs. In addition, we strengthened the strategic capital and business alliance with Rakuten Securities, Inc. to promote initiatives aimed at building a new retail business model that combines both online and offline businesses in the fields of asset formation and asset management. We established a corporate venture capital firm, Mizuho Innovation Frontier Co., Ltd., which is our subsidiary dedicated to investment, and made investments that accelerate our new business initiatives, technological development, expansion of existing business and overall innovation within the group. From the Value
Co-creation
Investment Facility and Transition Equity Investment Facility, we made investments in businesses and technologies that contribute to transition and value co-creation
with our customers. We also acquired Greenhill, a U.S. M&A advisory firm, with the purpose of strengthening our global Corporate & Investment Banking (CIB) business.

For more information on the initiatives that we have taken in the fiscal year ended March 31, 2024, see “—Group Operations—Group Management Structure.”
As for our finances, we worked to reallocate corporate resources and strengthen our stable revenue base in order to enable us to accelerate the transformation of our business portfolio to be more efficient and capable of capturing stable revenue streams. In the fiscal year ended March 31, 2024, based on our steady progress on accumulating capital, we were able to provide a dividend increase for the third consecutive fiscal year.
As for corporate foundations, in order to enhance our corporate foundations which support our growth, we worked on corporate culture transformation, human capital enhancement, digital transformation (DX), IT reforms and maintenance of stable business operations. In the fiscal year 2023, with the aim of instilling our Corporate Identity and Purpose, we actively carried out office visits by management members and conducted town hall meetings in order to raise employee engagement through the activation of internal communications. We will implement a variety of measures to promote the participation and advancement of employees and realize a talent portfolio in alignment with business strategy, and in the fiscal year 2024, we will shift to a new human resources framework. We also continued initiatives to prevent further incidents of system failure and to strengthen our ability to respond to failures. Even after the inspections had run their course, we continued such initiatives by incorporating them into our day-to-day
operations to continuously deter major system failures, and at the same time, we made efforts to ensure that our initiatives take root.
In addition to the above-mentioned initiatives, we have proceeded with initiatives such as the creation of new business opportunities and the expansion of solution domains through the use of digital technology and open collaboration with third parties, including those in other industries.
Medium-term business plan
Our medium-term business plan defines the three years from FY2023 to FY2025 as a “three-year journey connecting various initiatives and co-creating
value-added solutions in order to support our clients and solve social issues”. Our basic policy will be to make the most effective use of corporate resources through a flexible business development approach, and, together with our clients and society, build the cornerstone of future sustainable growth and prosperity.
Under Mizuho’s vision for the world, Mizuho aims to contribute to personal well-being and to the achievement of a sustainable society and economy supporting it. To this end, we have identified priority areas for addressing societal issues and achieving sustainable growth. These themes clarify what we need to focus on in our business in order to achieve our aim for the world in 10 years. Further, we are enhancing our corporate foundations towards achievement and growth in this regard.
Priority business domains
(1) Business focus areas

•	Support for the doubling of asset-based income

•
Expand the asset formation business with Nippon Individual Savings Accounts (NISAs) as a jumpstart measure. In addition, by leveraging our group-wide strengths and strengthening our consulting personnel, address asset management and asset succession needs and grow together with our customers.

•	Improving customer experience

•
Thoroughly pursue convenience by utilizing thorough digitalization and collaboration with other companies, increase the attractiveness of deposit accounts and acquire a customer base for stable personal deposits and for future asset management and succession business.

•	Enhancing the competitiveness of Japanese companies

•
Provide thorough support, including provision of support to large companies to transform their business structures mainly for the purpose of addressing sustainability and provision of strategic approaches with a focus on mid-cap
companies, to our corporate clients so that they will be able to increase their corporate value and to achieve business growth, and thereby contribute to the enhancement of the global competitiveness of Japanese companies.

•	Sustainability and innovation

•
Establish a financing framework for the transition of industry and business structures. In addition, support start-up
companies and the establishment of new technologies, including support in addressing sustainability, and create new business opportunities beyond the boundaries of finance.

•	Global Corporate & Investment Banking (CIB) business model

•
Proactively invest corporate resources in the Americas and Asia, which are growth fields; in the Americas, further deepen the Corporate & Investment Banking (CIB) business model (a business model that integrates loan transactions using Mizuho Bank’s balance sheet and capital market products and provides such integrated services and products); and, in Asia, achieve regional growth through utilizing our branch networks in the region and a flexible business development approach that identifies the targets of each country.

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

•
Strengthen the foundations for digital transformation by promoting scaling of incubation that leverages our group’s strengths to the fullest extent; by improving productivity through, among others, digitalization of operations; by developing employees who can realize the Mizuho DX strategy; and by utilizing data and other matters.

•	IT reforms

•
Promote IT reforms by optimizing the IT system structure, developing and operating IT systems together with users, upgrading our investment management and taking other measures to expand the IT investments needed to realize our business strategies.

•	Maintenance of stable business operations

•	Prevent memories of system failures from fading into the past and enhance our ability to respond to crises during business-as-usual times.

-
For continuous deterrence of major system failures, ensure the continuance of initiatives for prevention of further system failures and enhancement of response capabilities, and also prevent memories of system failures from fading into the past.

•	Continuously upgrade our cybersecurity framework suited to the G-SIBs.

•	Further strengthen and expand our framework of measures for anti-money laundering (AML) and combating the financing of terrorism (CFT).

•	Thoroughly strengthen our global governance and flexibly control risks in light of the external environment.
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
The forward-looking statements in this section are based on judgments made as of March 31, 2024, and our actual results may differ materially from such forward-looking statements due to various factors. See “Forward-Looking Statements.”
Governance, risk management, and strategy in relation to sustainability in general
Governance
Our group’s corporate governance structure is described in “Item 6. C. Board Practices.” Sustainability initiatives, including those addressing materiality, are also managed under this framework. In addition, as an advisory board to our Board of Directors, the Risk Committee has been established to provide suggestions to our Board of Directors regarding decision-making and supervision relating to risk governance and supervision of matters such as the status of risk management. A structure has been established to enable the company to exercise appropriate supervisory functions by utilizing the expertise of external experts. Our Board of Directors and the Risk Committee discuss major sustainability issues, including climate-related risks, and disclose the contents of such discussions regularly.
Our Board of Directors determines our “Basic Policy on Sustainability Initiatives” and other matters and oversees the business execution of duties by directors and executive officers.
The Executive Management Committee deliberates important matters related to business execution concerning sustainability. In addition, the Management Policy Committee and other committees comprehensively deliberate and coordinate various issues related to sustainability across the company and matters important to the group’s business strategy. Moreover, the Sustainability Promotion Committee, which is chaired by our President & Group CEO, deliberates and coordinates initiatives related to environmental and social issues, including responses to climate change and respect for human rights. Also, the Human Resources Strategy Council and the Diversity, Equity and Inclusion Promotion Committee discuss, disseminate and promote human resources development policies and internal environment development policies necessary for human capital management. In addition, under the Executive Compensation System, performance evaluation indicators related to performance-linked compensation are selected to evaluate the sustainable growth and development of stakeholders and Mizuho Financial Group, such as from the perspective of finance, customers, economy and society, and employees. In particular, sustainability evaluation indicators are adopted for medium- to long-term incentive compensation (Stock Compensation II).

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
In addition, we have introduced a “top risk management” system, where we select risks that are recognized to have a potential major impact on the Mizuho group. As of May 2024, top risks include, among others, the “worsening impact of climate change” and “stagnation in sustainable growth due to a talent shortage.” The selected top risks are used to strengthen risk control and governance through the consideration of measures to enhance risk control, such as preventive measures and follow-up
actions, and incorporating such measures into our fiscal year business plans.
To strengthen management of climate-related risks, we have established our “Basic Policy for Climate-related Risk Management” based on the characteristics of climate-related risks, such as the probability of occurrence, time horizon uncertainty, impact size and transmission through to other risks. In addition, in order to prevent and mitigate negative impacts on the environment and society through investments and loans, we have identified businesses and sectors that are likely to promote negative impacts, and established an “Environmental and Social Management Policy for Financing and Investment Activity.” With regard to human resources risks, we clarified risks to employees, who are our important stakeholders, revised the “Basic Policy for Human Resources Risk Management” to reflect the view that human resources risks are inextricably linked to human capital management, and revised the definition of human resources risks.
Strategy
We will seamlessly promote our sustainability initiatives with strategies across the group pursuant to our Basic Policy on Sustainability Initiatives that defines our fundamental approach and methods for advancing sustainability initiatives. In addition, based on the expectations of stakeholders for the social impact to be made by the Mizuho group and the importance for the Mizuho group with respect to the medium- to long-term impact on our corporate value and compatibility with the Mizuho group’s strategies and business areas, we identified “materiality” (medium- to long-term priority issues for the sustainable growth and development of Mizuho, our clients, our employees, the economy, society and other stakeholders) and clarified the risks and opportunities faced by Mizuho and our specific initiative plans. When implementing sustainability initiatives, we will, by addressing materiality areas from a long-term perspective, contribute to environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and aim to improve our corporate value through the operation of our business giving due regard to creating value for diverse stakeholders and the sustainable and steady growth of the Mizuho group.

Materiality	Main Initiatives	Relevant Section
Declining birthrate and aging population, plus good health and lengthening lifespans In an age of longer lifespans, provide safe, stable and convenient services tailored to each individual’s needs	• Comprehensive asset management consulting for individual asset formation, management and succession • Improvement of the quality and convenience of both digital and in-person customer channels	• See “Item 4.B. Information on the Company—Business Overview” • Regarding “Environment & society”, also see “—Climate change”

Materiality	Main Initiatives	Relevant Section

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

•  Support for business succession by Japanese companies with technological capabilities

Sound economic growth Contribute to economic development by utilizing financial infrastructure functions to respond to changes in the business environment
•  Contribution to enhancement of corporate value of
mid-cap
companies and revitalization of the Japanese economy

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

•  Development of employees capable of resolving social issues through strategic employee rotation and investment in talent

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

Climate change
Strategy

•
In our “Environmental Policy” and “Mizuho’s Approach to Achieving Net Zero by 2050”, we have clarified our stance on climate change and our aims and actions towards realizing a low-carbon
society, and we have been implementing such initiatives on a group-wide basis. In order to achieve a low-carbon
society by 2050, based on the Net Zero Transition Plan formulated from the three perspectives, i.e., capturing business opportunities, enhancing risk management and facilitating transition in the real economy, Mizuho will promote a more integrated and effective response to climate change, and contribute to the realization of a low-carbon
society by 2050 and the building of a society resilient to climate change.

(Recognition of opportunities and risks related to climate change)

•
We see client investment in technological and business model development that leads to decarbonization as a business opportunity for us. With client engagement (constructive dialogue) as a starting point, we will support our clients’ transition to a low-carbon
society and their response to climate change.

•	As climate-related risks, we are identifying transition and physical risks resulting from climate change and recognizing the expected impacts of risks in individual risk categories.

•
Transition risks: Credit risk related to financing and investment clients who are impacted by more stringent carbon taxes, fuel efficiency regulations or other policies or by delays in shifting to decarbonization and other environmental technologies. Reputational risk from financing fossil fuel projects.

•
Physical risks: Operational risk associated with damage or deterioration to the group’s assets due to temperature increases or increased severity of natural disasters, and credit risk associated with reduced client revenue due to business stagnation and/or labor force reductions.

(Scenario analysis)

•
We conduct scenario analysis of transition and physical risks in order to ascertain the future impact of climate change on our group portfolio. We conduct the analysis under a number of scenarios, including a 1.5°C scenario, for the purpose of increasing the flexibility of plans and resilience of strategy in anticipation of various future climate change-related circumstances.

Human capital
Strategy

•
With respect to our personnel, who are the source of our corporate value, by thoroughly implementing strategic human resource allocation and conducting human resource management that values the narratives of employees, we will aim to realize balanced human resource management that is both flexible and in line with our business strategy and also aim to ensure that each employee will contribute in their own way and grow together with the company. Specifically, we will work to (i) promote the initiatives to transform our corporate culture, (ii) develop employees capable of resolving social issues and (iii) ensure supportive working environments and become an even more inclusive organization.

Details of human resource and organizational management initiatives.

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

–   Promote measures to help ensure that each and every employee will fully understand sustainability based on revision of our corporate identity.

–   In addition to the internal initiatives, work on reaffirming Mizuho’s external image and rebuilding our brand.

(ii) Develop employees capable of resolving social issues through strategic employee rotation and investment in talent <Talent development policy>
With the aim of building a talent portfolio that balances the career ambitions of each and every employee with each business field’s need for talent to realize its strategies, we will conduct our talent development process strategically by business area on a group wide basis in accordance with the career development stage of each employee and also work on leadership development and executive succession planning for those who lead the firm across businesses.

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

–   Implement initiatives to support employee financial wellness, including provision of frameworks to support employee initiatives to build their assets and provision of opportunities to obtain financial education.

Group Operations
Group Management Structure
We operate our group through five
in-house
companies, which determine and promote strategies group-wide across banking, trust banking, securities and other business areas according to customer segments, and two units that support all of the in-house
companies.
The company system is classified into the following five
in-house
companies and two units: the Retail & Business Banking Company, the Corporate & Investment Banking Company, the Global Corporate & Investment Banking Company, the Global Markets Company, the Asset Management Company, the Global Transaction Banking Unit and the Research & Consulting Unit.
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
On November 9, 2023, Mizuho Securities Co., Ltd. (“Mizuho Securities”), a consolidated subsidiary of Mizuho Financial Group, and Rakuten Securities Holdings, Inc., a consolidated subsidiary of Rakuten Group, Inc., agreed to further strengthen the strategic capital and business alliance between the two companies that has continued since October 7, 2022. We will promote initiatives aimed at building a new retail business model that combines both online and offline businesses in the fields of asset formation and asset management. In order to strengthen this alliance, Mizuho Securities acquired an additional 29.01% of the common stock in Rakuten Securities, Inc. held by Rakuten Securities Holdings, Inc. (shareholding ratio after the acquisition: 49.00%).
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
Corporate & Investment Banking Company
The Corporate & Investment Banking Company is responsible for customer segments consisting of large companies, financial institutions and public-sector entities in Japan, and provides custom-designed solutions for each client on a group-wide basis to meet their needs for both financial or non-financial
products and services through investment banking product functions, such as M&A and businesses related to real estate.
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
On December 1, 2023, Mizuho Americas LLC, our subsidiary, completed the acquisition of U.S. M&A advisory firm, Greenhill & Co., Inc. (“Greenhill”), and Greenhill became our wholly-owned subsidiary. We will contribute to advancing our customers’ business strategies and enhancing their corporate value by further diversifying our financial solutions, including our M&A advisory business, through the brands and human capital that Greenhill has built up over its
27-year
history.
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
With respect to the sales and trading business, we have continued to promote the integration of banking and securities functions and expand the product lineup in order to diversify our revenue base.
Against the backdrop of the mitigated restrictions of the firewall regulation in Japan, we will further deepen the integration of banking and securities functions in Japan, and will continue to accelerate the integration in other parts of Asia. We aim to further enhance our presence by providing solutions more effectively and improving our trading capabilities through consolidating global risks and setting up electronic trading platforms to meet our customers’ diversified needs.
With respect to our ALM and investment business, amidst a volatile market environment, through utilizing methodologies including our advanced early warning control, meticulous market analysis and abundant hedging methodologies, we adjust our asset allocation with flexibility to achieve a balance between realized profits and unrealized profits. With respect to ALM, in the face of
“higher-for-longer”
policy rates in the US and Europe, through flexible balance sheet management and stable fund raising that takes into account changes in the foreign currency deposit-loan ratio, we are supporting our customers’ global businesses. We strive for stable and efficient operations on a global basis to contribute to the well-being of the overall business performance of the Mizuho group.

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
Japanese Banking and Securities Industry
Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of June 14, 2024): (i) ordinary banks, of which there were 121, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 13, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.
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
Based on information published by the Financial Services Agency, available as of June 14, 2024, there were 56 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.
A number of government financial institutions, organized in order to supplement the activities of private banking institutions, have been in the process of business and organizational restructuring in recent years. In October 2008, some of the government financial institutions were consolidated to form Japan Finance Corporation, which mainly provides financing for small and medium-sized
enterprises and those engaged in agriculture, forestry and fishery, and also provides export financing for Japanese corporations. In October 2008, Development Bank of Japan, which mainly engages in corporate financing, and Shoko Chukin Bank, which mainly engages in financing for small and medium-sized
enterprises, were transformed into joint stock corporations. Subsequently, in June 2023, the law to partially amend the Shoko Chukin Bank Limited Act was passed by the Diet. According to this law, the Japanese government will endeavor to dispose of all of its ownership in Shoko Chukin Bank as soon as possible within a period of two years from June 16, 2023, the date of promulgation, and after such disposal is completed, a decision will be made on whether to implement full privatization, taking into account various circumstances. In April 2024, the Japanese government announced that it has commenced a process to dispose of all of its ownership in Shoko Chukin Bank by the end of March 2025.
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
A distinctive element of the Japanese banking system is the role of postal savings. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. Since the beginning of the 2000s, the governmental postal business has been in the phased process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank Co., Ltd., which currently operates as an ordinary bank. In November 2015, the shares of the three main companies of the Japan Post group were listed on the Tokyo Stock Exchange, with Japan Post Holdings Co., Ltd. (“JPH”) disposing of approximately 11% of its ownership in the two subsidiaries, Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd., while the Japanese government disposed of approximately 11% of its ownership in JPH. The Japanese government has continued to dispose of its ownership in JPH and owned approximately 33% of its shares as of September 30, 2023, the lower limit prescribed by law. JPH aims to dispose of the shares of the above-mentioned two subsidiaries to lower the holding ratio to 50% or less as early as possible by March 2026, and had reduced its holding ratio of the shares of Japan Post Insurance Co., Ltd. to less than 50% by June 2021. In addition, in March 2023, JPH also partially disposed of its ownership in Japan Post Bank Co., Ltd. and reduced its holding ratio of the shares (excluding treasury shares owned by Japan Post Bank Co., Ltd.) to 62% after the disposal.
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
Supervision and Regulation
Japan
Pursuant to the Banking Act (
Ginkou Hou
) (Act No. 59 of 1981, as amended), the Prime Minister of Japan has authority to supervise banks in Japan and delegates certain supervisory control over banks in Japan to the Commissioner of the Financial Services Agency. The Bank of Japan also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

Financial Services Agency
Although the Prime Minister has supervisory authority over banks in Japan, except for matters prescribed by government order, this authority is generally delegated to the Commissioner of the Financial Services Agency. Additionally, the position of Minister of State for Financial Services was established by the Cabinet to direct the Commissioner of the Financial Services Agency and to support the Prime Minister.
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
The Bank of Japan
The Bank of Japan is Japan’s central bank and serves as the principal instrument for the execution of Japan’s monetary policy. The principal measures by which the Bank of Japan implements monetary policy are the adjustment of its discount rate, its operations in the open market and the imposition of deposit reserve requirements. Banks in Japan are allowed to obtain borrowings from, and rediscount bills with, the Bank of Japan. Moreover, most banks in Japan maintain current accounts under agreements with the Bank of Japan pursuant to which the Bank of Japan is entitled to supervise, examine and audit the banks. The supervisory functions of the Bank of Japan are intended to enable it to ensure smooth settlement of funds among banks and other financial institutions, thereby contributing to the maintenance of an orderly financial system, whereas the supervisory practices of the Prime Minister and the Commissioner of the Financial Services Agency are intended to maintain the sound operations of banks and promote the security of depositors.
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
In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their financial instruments business activities in accordance with the Financial Instruments and Exchange Act of Japan (
Kinyu Shouhin Torihiki Hou
) (Act No. 25 of 1948, as amended).
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
Furthermore, under the Banking Act, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the director of the relevant local finance bureau within five business days. In addition, a similar report must be made in respect of any subsequent change of the ownership ratio by 1% or more in any previously reported holding or any change in material matters set forth in reports previously filed, with some exceptions.
Deposit Insurance System
Under the Deposit Insurance Act (Y
okin Hoken Hou
) (Act No. 34 of 1971, as amended), depositors are protected through the Deposit Insurance Corporation in cases where financial institutions fail to meet their obligations. The Deposit Insurance Corporation is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is delegated to the Commissioner of the Financial Services Agency.
The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, is 0.015%.
The insurance money may be paid out in case of a suspension of deposit repayments, banking license revocation, dissolution or bankruptcy of the bank. Pay outs are generally limited to a maximum of ¥10 million of principal amount, together with any interest accrued with respect to each depositor per bank. Only non-interest
bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions, are protected in full without a maximum amount limitation. Certain types of deposits are not protected by the deposit insurance system, such as foreign currency deposits and certificates of deposit.
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
Further, under the new resolution regime, among other things, where the Prime Minister recognizes that the failure of a financial institution which falls under either (a) or (b) below may cause significant disruption in the financial markets or other financial systems in Japan without taking any of the measures described in (a) (specified item 1 measures)(tokutei dai ichigo sochi) stipulated in Article
126-2,
Paragraph 1, Item 1 of the Deposit Insurance Act or the measures described in (b) (specified item 2 measures)(tokutei dai nigo sochi) stipulated in Article
126-2,
Paragraph 1, Item 2 of the Deposit Insurance Act, the Prime Minister may confirm (specified confirmation)(tokutei nintei) to take any of the following measures, after the deliberation at the Financial Crisis Management Meeting; (a) if the financial institution does not fall under a financial institution which is unable to fully perform its obligations with its assets, the Deposit Insurance Corporation shall supervise the operation of the business of and the management and disposal of assets of that financial institution (tokubetsu kanshi), and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in the financial systems in Japan (shikin no kashitsuke tou), or subscribe for shares or subordinated bonds of, or lend subordinated loans to the financial institutions (tokutei kabushiki tou no hikiuke tou) , in each case to be taken as necessary taking into consideration of the financial conditions of the financial institution; and (b) if the financial institution is or is likely to be unable to fully perform its obligations with its assets or has suspended or is likely to suspend repayment of its obligations, the Deposit Insurance Corporation shall supervise that financial institution (tokubetsu kanshi), and may provide financial aid necessary to assist merger, business transfer, corporate split or other reorganization in respect to such failed financial institution (tokutei shikin enjo). The expenses for implementation of the measures under this regime will be borne by the financial industry, with an exception under which the Government of Japan may provide partial subsidies for such expenses. If a measure set out in (b) above is determined to be taken with respect to a financial institution, the Prime Minister may order that the financial institution’s operation and assets be under the special control (tokutei kanri) of the Deposit Insurance Corporation. The business or liabilities of the financial institution subject to the special supervision (tokubetsu kanshi) or special control (tokutei kanri) by the Deposit Insurance Corporation as set forth above may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institution, and the bridge bank will seek to transfer the bank’s business or liabilities to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation to assist merger, business transfer, corporate split or other reorganization in respect to the financial institution set out in (b) above may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock or subordinated bonds, lending of subordinated loan, or loss sharing.
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
Capital Injection by the Government
The Strengthening Financial Functions Act (
Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu
) (Act No. 128 of 2004, as amended) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, a part of the law was amended, relaxing certain requirements for public money injection into Japanese banks, bank holding companies and other financial institutions under the prior scheme and extending the period of application to March 31, 2012. These amendments aim to promote not only the strengthening of the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized
enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in July 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. In 2016, the law was further amended to extend the period for application to March 31, 2022. Furthermore, in order to strengthen business bases of financial institutions by addressing the effects resulting from
COVID-19
and preventive measures against the coronavirus pandemic, the act was amended in August 2020 to extend the period for application to March 31, 2026 and special exceptions were established for financial institutions that need to improve their capital adequacy due to the adverse effects of
COVID-19.
None of the financial institutions within the Mizuho group are subject to such special exceptions. In July 2021, certain amendments to the law became effective, which, in order to sustain the financial functions for the revitalization of local economies in regions where the population is decreasing, etc., established a grant scheme to support financial institutions that aim to drastically strengthen their business foundation by mergers and other business integration. Application for the grant is open until March 31, 2026.

Bank Holding Companies
Under the amendments to the Banking Act, which became effective from April 2017, a bank holding company is required to administrate the businesses of the bank holding company group and is, in principle, prohibited from carrying out businesses other than administrating such businesses and matters incidental to such businesses; however, given prior approval of the Prime Minister, a bank holding company may carry out certain operations common to its group companies so as to improve the efficiency of their operations. Business activities for subsidiaries of bank holding companies are limited to certain finance-related businesses and incidental businesses as set forth in the Banking Act.
The Anti-Monopoly Act (
Shiteki Dokusen no Kinshi oyobi Kousei Torihiki no Kakuho ni kansuru Houritsu
) (Act No. 54 of 1947, as amended) prohibits a bank from holding more than 5% of another domestic company’s voting rights. This does not apply to a bank holding company, although the bank holding company is subject to general shareholding restrictions under the Anti-Monopoly Act. The Banking Act does, however, in principle, prohibit a bank holding company and its subsidiaries, on an aggregate basis, from holding more than 15% (in contrast to 5%, on an aggregate basis, in the case of a bank and its subsidiaries) of the voting rights of certain types of domestic companies not permitted to become subsidiaries of bank holding companies. Despite the foregoing shareholding restrictions, under the amendments to the Banking Act, which became effective from April 2017, bank holding companies and banks, with prior approval of the Prime Minister, can acquire and own voting rights of companies whose businesses contribute or are expected to contribute to the increased sophistication of the banking business or the enhancement of customer convenience by utilizing information and communication technology (“advanced banking service company”) that exceed the threshold of the voting rights described above. In November 2021, certain amendments to the Banking Act became effective, under which the businesses that contribute to the support and creation of sustainable societies, including revitalization of local economies, were added to the businesses of the advanced banking service company, and the standards for the approval applicable to certain sector businesses were relaxed.
Financial Instruments and Exchange Act
The Financial Instruments and Exchange Act (
Kinyu Shouhin Torihiki Hou
) requires Mizuho Financial Group to file with the Director General of the Kanto Local Finance Bureau an annual securities report including consolidated and non-consolidated
financial statements in respect of each financial period, supplemented by semiannual securities reports (starting from the fiscal year ending March 31, 2025, instead of a quarterly securities report that we were required to file until the fiscal year ended March 31, 2024, due to certain amendments to this law that became effective in April 1, 2024) and extraordinary reports.
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
Certain amendments to the Financial Instruments and Exchange Act and the Banking Act, which came into effect in June 2009, abolished the ban on concurrent posts held by senior officers and employees within a financial group and required banks, securities firms and insurance firms to establish systems for managing conflicts of interest in order to protect customers’ interests and expanded the types of business services that banks and certain other financial firms can provide. In June 2021, certain amendments to the Cabinet Office Ordinance under the Financial Instruments and Exchange Act became effective, which relaxed the firewall regulations to allow non-public
information, etc. of foreign company customers to be shared within a financial group. In addition, on June 22, 2022, certain amendments to the Cabinet Office Ordinance under the Financial Instruments and Exchange Act became effective, which relaxed the firewall regulations to allow non-public
information, etc. of certain subject companies such as listed companies, etc. to be shared within a financial group without consent of such companies, but required financial institutions to establish measures to respond to a request from relevant companies for suspension of sharing of such non-public
information, etc. At the same time, financial institutions are required to strengthen the effectiveness of measures to prevent market abuse.
Sales of Financial Products
As a result of financial deregulation, more financial products, including highly structured and complicated products, can now be more freely marketed to customers. In response to this, the Act of Sales of Financial Products (
Kinyu Shouhin no Hanbai tou ni kansuru Houritsu
) (Act No. 101 of 2000, as amended), effective from April 2001, introduced measures to protect financial service customers by: requiring financial service providers to provide customers with certain important information, including risks with respect to deficit of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers fall within the ambit of professional investors or express their intent to the contrary; and holding financial service providers liable for damages caused by a failure to follow those requirements. The amount of loss of principal is refutably presumed to be the amount of damages. Additionally, the law requires financial service providers to follow certain regulations on solicitation measures as well as to endeavor to solicit customers in an appropriate manner and formulate and publicize a solicitation policy.
In November 2021, certain amendments to the law became effective, by which amendments the name of the law was changed to “the Act of Provision of Financial Services (
Kinyu Sabisu no Teikyou ni kansuru Houritsu
)” and the “financial services intermediary business” was newly introduced thereunder. Under a single registration for financial services intermediary business, registrants are able to provide intermediary services of each of banking, securities and insurance. Providers of financial services intermediary business are not required to belong to a specific financial institution, but must comply with certain regulations to protect customers, including limitations on the type of services that they may provide, prohibitions on the acceptance of assets of customers and the lodging of a security deposit. In February 2024, the name of the law was changed to “Act on Provision of Financial Services and the Development of the Accessibility Environment Thereto (
Kinyu Sabisu no Teikyo oyobi Riyo Kankyo no Seibi to ni kansuru Houritsu
)”.
Self-Assessment and Reserves
Financial institutions are required to establish a self-assessment program that complies with related laws such as the Financial Reconstruction Act (
Kinyu Kinou no Saisei no tameno Kinkyu Sochi ni kansuru Houritsu
) (Act No. 132 of 1998, as amended). Financial institutions are required to analyze their assets, giving due consideration to accounting principles and other applicable rules, and to classify their assets into four categories according to asset recovery risk and risk of impairment based on the classification of the obligor (normal obligors, watch obligors, intensive control obligors, substantially bankrupt obligors and bankrupt obligors), taking into account the likelihood of repayment and the risk of impairment to the value of the assets. The results of self-assessment should be reflected in the write-off
and allowance according to the standard established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants, etc. Based on the results of the self-assessment, financial institutions may establish reserve amounts for their loan portfolio as may be considered adequate at the relevant balance sheet date, even if all or part of such reserves may not be immediately tax deductible under Japanese tax law.

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
Restriction on Shareholdings
The Act on Limitation on Shareholding by Banks and Other Financial Institutions (
Ginkou tou no Kabushiki tou no Hoyu no Seigen tou ni kansuru Houritsu
) (Act No. 131 of 2001, as amended) requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier 1 capital in order to reduce exposure to stock price fluctuations.
Share Purchase Program
The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act on Limitation on Shareholding by Banks and Other Financial Institutions. The Banks’ Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial
institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2022. In November 2021, certain amendments to the Act on Limitation on Shareholding by Banks and Other Financial Institutions became effective, under which the abovementioned ends of the purchase period and the duration of the Banks’ Shareholdings Purchase Corporation were extended to March 31, 2026 and March 31, 2036, respectively. The Banks’ Shareholdings Purchase Corporation purchased ¥1,980.2 billion of shares during the period from March 12, 2009 through March 31, 2024. The Banks’ Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2036, the end of the duration of the Banks’ Shareholdings Purchase Corporation, by taking into consideration the effects on the stock market.

The Bank of Japan also purchased ¥387.8 billion of shares held by banks and other financial institutions during the period from February 23, 2009 through April 30, 2010. The Bank of Japan will dispose of the purchased shares between April 2016 and March 31, 2026, by taking into consideration the effects on the stock market.
Protection of Personal Information
The Act on the Protection of Personal Information (
Kojin Jouhou no Hogo ni kansuru Houritsu
) (Act No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses, including us, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties.
Non-compliance
with the order issued by the Personal Information Protection Commission to take necessary measures to comply with the law could subject us to criminal and/or administrative sanctions.
Prevention of Money Laundering
Under the Act on Prevention of Transfer of Criminal Proceeds (
Hanzai ni yoru Shueki no Iten Boushi ni kansuru Houritsu
) (Act No. 22 of 2007, as amended), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions. Certain amendments to the law became effective in April 2013, which tightened, among other things, customer identification requirements. Further amendments to the law were promulgated in November 2014 and became effective on October 1, 2016 for clarification of the judgment method of suspicious transactions, strict verification at the time of the conclusion of correspondence contracts and expansion of the obligation for business operators to make efforts to develop necessary systems.
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
Act on Protection, etc. of Depositors and Postal Saving Holders from Unauthorized Automated Withdrawal, etc. Using Counterfeit Cards, etc. and Stolen Cards, etc.
The Act on Protection, etc. of Depositors and Postal Saving Holders from Unauthorized Automated Withdrawal, etc. Using Counterfeit Cards, etc. and Stolen Cards, etc. (
Gizou Kaado tou oyobi Tounan Kaado tou wo Mochiite Okonawareru Fuseina Kikaishiki Yochokin Haraimodoshi tou karano Yochokinsha no Hogo tou ni kansuru Houritsu
) (Act No. 94 of 2005, as amended) requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits using forged or stolen bank cards. The law also requires financial institutions, among other matters, to, in principle, compensate depositors for any amount illegally withdrawn using stolen bankcards, and treat illegal withdrawals using forged bankcards as invalid, in each case unless the financial institution can verify that it acted in good faith without negligence and that there was gross negligence on the part of the relevant account holder.
Economic Security Promotion Act
On May 18, 2022, the Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures (the “Economic Security Promotion Act”) (
Keizai Shisaku wo Ittaiteki ni Kozuru koto ni yoru Anzen Hosho no Kakuho no Suishin ni kansuru Houritsu
) (Act No. 43 of 2022, as amended) was promulgated, and became fully effective in May 2024. One of the purposes of this law is to ensure the stable provision of Essential Infrastructure Services (electricity, gas, water, financial services, etc.) (tokutei shakai kiban ekimu). For such purpose, Specified Essential Infrastructure Service Providers (tokutei shakai kiban jigyo sha) are subject to prior filing and screening by the authorities when intending to introduce Specified Critical Facilities (tokutei juyo setsubi) or to entrust another enterprise to conduct critical maintenance, management and control of Specified Critical Facilities. The authorities may issue recommendations and orders based on the outcomes of such filings and screenings. On November 16, 2023, among our subsidiaries, Mizuho Bank, Ltd., Mizuho Securities Co., Ltd. and Mizuho Electronic Monetary Claim Recording Co., Ltd were designated as Specified Essential Infrastructure Service Providers.
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
In December 2010, the Basel Committee on Banking Supervision (“BCBS”) issued its Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision, and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see “Leverage Ratio” and “Liquidity” below, respectively.
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
Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities etc. that shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities.
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
These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical buffer and the additional loss absorption capacity requirement for
G-SIBs
and
D-SIBs
must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer is 2.5% from March 2019. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up
of system-wide risk, a countercyclical buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we were designated as both a
G-SIB
and
D-SIB,
and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board, which is 1.0% from March 2019.
Under the capital adequacy guidelines, banks and bank holding companies with international operations are required to measure and apply capital charges with respect to their credit risk, market risk and operational risk.
Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk and market risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the advanced internal ratings-based (AIRB) approach for the calculation of credit risk from the fiscal year ended March 31, 2009.
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

•	requirements to disclose risk-weighted assets based on the standardized approaches.

In addition, under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which takes the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB’s
risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014.
In April and November 2022, the Financial Services Agency published amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework. The Basel III finalization framework in Japan applies to all Japanese banks and bank holding companies with international operations and Japanese banks and bank holding companies with only domestic operations that have been using internal model-based approaches for measuring risks, starting from March 31, 2024, except for banks and bank holding companies that have notified the Financial Services Agency that they wish to implement the Basel III finalization framework earlier. For the banks and bank holding companies to which the Basel III finalization framework applies from March 31, 2024, the revisions to the capital floor were phased in from March 31, 2024, with the initial capital floor of 50%, and are scheduled to be fully implemented at 72.5% from March 31, 2029.
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
In July 2022, the Financial Services Agency published amendments to the regulatory notices regarding the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure, and the leverage ratio buffer requirement for
G-SIBs,
and the leverage ratio buffer requirement for
G-SIBs
took effect from March 31, 2023. With the commencement of the Basel III finalization framework in Japan, the leverage ratio regulations under the finalized definition of the leverage ratio exposure measure apply to all Japanese banks with international operations and Japanese banks with only domestic operations that have been using internal model-based approaches for measuring risks, starting from March 31, 2024, except for financial institutions that implement the Basel III finalization framework earlier.
In addition, in November 2022, the Financial Services Agency published the revised ordinances regarding the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms with effect from March 2023, under which, if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out.
In June 2020, a temporary measure to exclude amounts of deposits held at the Bank of Japan from the calculation of leverage ratio exposure due to the uncertainty of the impact of
COVID-19
was introduced, which remained effective until March 31, 2024. In November 2022, the Financial Services Agency amended the leverage ratio regulations, raising the minimum leverage ratio from 3% to 3.15% and adding 0.05% to the leverage ratio buffer requirement for
G-SIBs,
while continuing to exclude amounts of deposits held at the Bank of Japan from the calculation of the leverage ratio exposure, taking into account exceptional macroeconomic conditions and other circumstances. This amendment has been applied starting from April 1, 2024.

Liquidity
There are two minimum standards for funding liquidity: LCR and NSFR (each as defined below).
The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day
horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows, it could encounter under an acute short-term stress scenario. The Group of Central Bank Governors and Heads of Supervision (“GHOS”) agreed on a revised LCR standard on January 6, 2013, and the BCBS issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015. Under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of HQLA by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The regulatory minimum requirement of LCR is 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The BCBS issued final requirements for
LCR-related
disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.
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
Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which (i) has been fully applied from March 31, 2022 for Japanese
G-SIBs,
and (ii) has been fully applied from March 31, 2024 for a financial group designated as a
D-SIB
by the Financial Services Agency which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with Japanese
G-SIBs,
the “Covered SIBs”). According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for the Covered SIBs is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency requires the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) to (i) meet the minimum external TLAC requirements, and (ii) cause its material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, which is subject to the external TLAC requirements in Japan, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan which are subject to Japan’s internal TLAC requirements. In addition, under the Japanese TLAC regulations,
G-SIBs
are required to meet a minimum TLAC requirement of, from March 31, 2022 to date, at least 18% of the resolution group’s risk-weighted assets and, from March 31, 2022 until March 31, 2024, at least 6.75% of the Basel III leverage ratio denominator. Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets as their external TLAC.
In June 2020, a temporary measure to exclude amounts of deposits held at the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis due to the uncertainty of the impact of
COVID-19
was introduced, which remained effective until March 31, 2024. In addition, in November 2022, the Financial Services Agency amended the TLAC regulations, raising the minimum TLAC ratio on a total exposure basis from 6.75% to 7.10%, while continuing to exclude amounts of deposits held at the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis, taking into account exceptional macroeconomic conditions and other circumstances. This amendment has been applied starting from April 1, 2024.
Recovery and Resolution Plan
In November 2023, the Financial Stability Board published the latest list of
G-SIBs.
The list is annually updated by the Financial Stability Board in each November, and the list as of November 2023 continues to include us. A recovery and resolution plan must be put in place for each
G-SIB
and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Major Banks, etc., as part of crisis management, financial institutions identified as
G-SIBs
must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each
G-SIB.
United States
As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Bank’s branches and representative offices located in New York, Chicago, Los Angeles, Houston, Atlanta, Dallas, San Francisco, and Washington, D.C. We also own one bank in the United States, Mizuho Bank (USA), which is engaged primarily in banking services, trust services and custody business, and a U.S. broker-dealer, Mizuho Securities USA LLC, which is engaged in the securities business.

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes and penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. Federal and state regulatory and law enforcement authorities closely scrutinize the compliance by financial institutions with the Bank Secrecy Act and anti-money laundering rules.
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
On the other hand, Mizuho Bank (USA) is a New York state-chartered bank that is a member of the Federal Reserve System whose deposits are insured by the FDIC. As such, Mizuho Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve and the NYDFS, as well as to relevant FDIC regulation. As an FDIC-insured institution, Mizuho Bank (USA) is subject to regular insurance assessments by the FDIC, as well as occasional “special assessments.” In connection with the FDIC’s resolution of Silicon Valley Bank and Signature Bank in March 2023, U.S. government agencies invoked the “systemic risk exception” which extended FDIC insurance to depositors of the failed banks with deposits above the US$250,000 insurance limit. In order to recover the cost associated with protecting such uninsured depositors, the FDIC adopted a final rule in November 2023 to implement a special assessment at an annual rate of approximately 13.4 basis points (0.134%) of an insured institution’s estimated uninsured deposits reported as of December 31, 2022, excluding the first $5 billion of the insured institution’s estimated uninsured deposits. The special assessment will be due over eight quarterly periods. Based on the terms of the FDIC’s final rule, Mizuho Bank (USA) is not expected to owe a special assessment based on its uninsured deposits reported as of December 31, 2022.
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
non-branch
assets are required to establish or designate a separately capitalized top-tier
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
On May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”) was signed into law. Among other regulatory changes, the EGRRCPA raised the asset threshold for automatic application of enhanced prudential standards to banking organizations under the Dodd-Frank Act from $50 billion in total consolidated assets to $250 billion (which statutory threshold, in the case of foreign banking organizations (“FBOs”), is measured on the basis of total global consolidated assets). The EGRRCPA exempted banking organizations with total consolidated assets of less than $100 billion from these enhanced prudential standards effective immediately upon enactment of the bill. The Federal Reserve, however, was granted discretionary authority to apply any enhanced prudential standards to any banking organization with between $100 billion and $250 billion in total consolidated assets that would otherwise be exempt under the legislation.
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
We are a Category III FBO as delineated by the Tailoring Rule as of the end of December 2023.
Also in October 2019, the Federal Reserve Board and the FDIC finalized a rule (the “Resolution Planning Rule”) that modifies resolution plan requirements according to the EGRRCPA. The Resolution Planning Rule tailors those requirements based on the category as determined by the Tailoring Rule.
Under Section 13 of the BHCA (as amended by the EGRRCPA) and its implementing regulations, also known as the “Volcker Rule,” any insured depository institution (subject to certain exceptions including for depository institutions that do not have, and are not controlled by a company that has, more than $10 billion in total consolidated assets or significant trading assets and liabilities), any company that controls such an institution, any
non-U.S.
bank with branches in the United States, such as Mizuho Bank, and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions. In July 2019, U.S. federal regulatory agencies adopted amendments to the Volcker Rule regulations to implement the Volcker Rule amendments included in the EGRRCPA, and also in 2019 such U.S. federal regulatory agencies adopted certain targeted amendments to the Volcker Rule regulations to simplify and tailor certain compliance requirements relating to the Volcker Rule. In June 2020, U.S. federal regulatory agencies adopted additional revisions to the Volcker Rule’s restrictions on banking entities sponsoring and investing in certain covered hedge funds and private equity funds, including by adopting new exemptions allowing banking entities to sponsor and invest without limit in credit funds, venture capital funds, customer facilitation vehicles and family wealth management vehicles (the “Covered Fund Amendments”). The Covered Fund Amendments also loosen certain other restrictions on extraterritorial fund activities and direct parallel or co-investments
made alongside covered funds.
The current regulatory environment in the United States may be impacted by future legislative developments, changes in U.S. executive administration or Congressional leadership or other events, such as the recent bank failures and related market volatility in the United States and Europe. For example, the federal banking agencies, Congress, individual states or other regulatory bodies may revisit existing laws, regulations and supervisory expectations for banking organizations, including the Tailoring Rule, or propose new laws. The federal banking agencies have proposed a number of regulatory changes in the past year that if finalized may impact Mizuho Americas and Mizuho Bank (USA), including, for example, possible changes to regulatory capital requirements, requirements to hold long-term debt, and the requirements for resolution planning. It is not certain when or if proposed rule or guidance changes will be finalized, the extent to which the final rules would resemble the proposed rules or the extent to which such rules would apply to Mizuho Americas or Mizuho Bank (USA). The scope of any additional future legislation or regulatory developments at either the federal or state level is not possible to determine at this time, and we cannot predict what impact, if any, such future legislative or regulatory developments will have on us if and when such legislation or regulations is enacted or adopted, as applicable.
Cybersecurity and privacy developments in Europe and the U.S.
We are subject to international laws and regulations governing requirements for maintaining policies and procedures regarding the disclosure, use and protection of the non-public
confidential information and personal information of our customers and employees. To comply with these various laws and regulations, we have implemented security and privacy policies and procedures for the protection of personal and confidential information across our business. These laws and regulations also impact our ability to share certain information with affiliates and non-affiliates
for marketing and/or
non-marketing
purposes, or contact customers with marketing offers and establish certain rights of consumers in connection with their personal information. For example, the Gramm-Leach Bliley Act (“GLBA”) and rules adopted by the SEC (Regulation
S-P)
pursuant to GLBA regulate broker-dealers’ and investment advisers’ practices regarding the use and sharing with third parties of investors’ personal financial information and require them to disclose these practices to investors. In addition, California’s Consumer Privacy Act (“CCPA”), as modified by the California Privacy Rights Act (“CPRA”), provides consumers with the right to know what personal data is being collected, know whether their personal data is sold or disclosed and to whom and opt out of the sale of their personal data, among other rights. In addition, the EU General Data Protection Regulation (“EU GDPR”) which has been retained and transposed into the UK’s domestic law by virtue of the European Union (Withdrawal) Act 2018 (the body of law retained in the UK, together with the UK Data Protection Act 2018, is referred to herein as the “UK GDPR”) imposes obligations on the processing of personal data of data subjects (natural persons), and such obligations can apply on an extraterritorial basis. The EU GDPR, the UK GDPR and other similar data protection laws provide greater protection for data subjects by requiring, amongst other things, personal data to be processed lawfully in a fair and transparent manner, to be collected for specified, explicit and legitimate purposes, and to be limited to what is adequate or necessary in relation to those purposes. Data controllers must be able to respond to the rights of data subjects, which includes the right of individuals to access their personal data, to seek to rectify inaccurate data, to have personal data erased where processing is no longer required, to seek to restrict the processing of their personal data, and to object to the processing of their personal data. These existing and evolving legal requirements in the U.S., the EU, the UK, and other jurisdictions continue to lend uncertainty to privacy compliance globally and may require us to incur material costs with respect to compliance in the future. Further, certain violations of these data protection laws may result in penalties and losses such as significant administrative fines, e.g., in the case of the EU GDPR, up to the higher of EUR 20 million and 4% of total worldwide annual turnover.
In the United States, federal and state regulators, including the Federal Reserve, OCC, SEC and NYDFS, have increasingly focused on cybersecurity risks and responses for regulated entities and laws and regulations in this area are evolving. For example, on March 1, 2017, the revised NYDFS cybersecurity regulation became effective. The regulation applies to any person licensed or chartered by the NYDFS, including New York state-chartered banks and NYDFS-licensed branches of
non-U.S.
banks such as Mizuho Bank (USA) and the New York branch of Mizuho Bank, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion,” including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public
information. Each covered entity must monitor its systems and networks and notify the superintendent of the NYDFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the covered entity has been required to file an annual certification confirming compliance with the NYDFS regulations since February 15, 2018. NYDFS amended its cybersecurity regulations on November 1, 2023 for all covered entities, increasing the requirements for cybersecurity programs, including but not limited to requirements concerning assessment, certification, access, training, staff, monitoring and reporting. As part of this amendment, the 72 hour reporting requirement was extended to include cybersecurity events at affiliates and third-party service providers. Additional requirements, including independent audits of cybersecurity programs and access and endpoint monitoring, were also introduced for a new category of Class A companies. Similarly, in November 2021, the federal bank regulatory agencies issued a rule regarding notification requirements for banking organizations related to significant computer security incidents, which went into effect on May 1, 2022. Under the rule, a banking organization is required to notify the relevant federal banking regulatory agency within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization or pose a threat to the financial stability of the United States. In March 2023, the SEC proposed amendments to Regulation
S-P
that would, among other things, require broker-dealers and investment advisers to notify affected individuals of a breach involving their personal financial information within 30 days of becoming aware that it occurred. Also in 2023, the SEC adopted new and amended rules that require foreign private issuers such as Mizuho to describe their process for assessing and managing material risks from cybersecurity threats and promptly disclose any material cybersecurity incident through a Form
6-K
filing. The effective dates for these rules were in December 2023. Comparable cybersecurity laws and regulations are also evolving in other jurisdictions. For example, in the EU, the Digital Operational Resilience Act, which entered into force on January 16, 2023 and will apply as of January 17, 2025, will regulate financial entities in relation to information and communication technology (ICT) risk management, including the adoption of specific mechanisms and policies for protecting against and handling
ICT-related
incidents and reporting major
ICT-related
incidents to competent authorities.
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
Activities through correspondent banking accounts
In the fiscal year ended March 31, 2024, Mizuho Bank continued to maintain accounts for Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, but conducted no funds transfers through these accounts or through other correspondent banking accounts on behalf of such Iranian banks. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Estimated gross revenue to Mizuho Bank in the fiscal year ended March 31, 2024 attributable to fees for these activities was less than ¥1 million, with a net profit of less than that amount. Mizuho Bank will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.
Other Jurisdictions
Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.
4.C. Organizational Structure
The following diagram shows our basic corporate structure as of March 31, 2024:

Notes:
(1)	Custody Bank of Japan, in which we have a 27.0% equity interest, is an equity-method affiliate of ours.
(2)	MI Digital Services, in which we have a 35.0% equity interest, is an equity-method affiliate of ours.
(3)	Mizuho Leasing, in which we have a 23.6% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2024:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd	Japan	Securities	100.0%	100.0%
Mizuho Research & Technologies, Ltd	Japan	Information technology and think tank consulting	100.0%	100.0%
Asset Management One Co., Ltd	Japan	Investment management	70.0%	51.0%
Mizuho Innovation Frontier Co., Ltd	Japan	Investment	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd	Japan	Credit guarantee	100.0%	100.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
UC Card Co., Ltd	Japan	Credit card	100.0%	100.0%
Mizuho Realty One Co., Ltd	Japan	Holding company	100.0%	100.0%
Mizuho Business Service Co., Ltd	Japan	Subcontracted operations	100.0%	100.0%
Mizuho Realty Co., Ltd. (1)	Japan	Real estate agency	99.5%	95.1%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
Mizuho Capital Co., Ltd. (1)	Japan	Venture capital	50.0%	50.0%
J.Score Co., Ltd	Japan	Lending	50.0%	50.0%

Overseas
Mizuho Americas LLC	USA	Holding company	100.0%	100.0%
Mizuho Bank (China), Ltd	China	Banking	100.0%	100.0%
Mizuho Capital Markets LLC	USA	Derivatives	100.0%	100.0%
Mizuho International plc	UK	Securities and banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA LLC	USA	Securities	100.0%	100.0%
Mizuho Bank Europe N.V	Netherlands	Banking and securities	100.0%	100.0%
Banco Mizuho do Brasil S.A	Brazil	Banking	100.0%	100.0%
Mizuho Bank (USA)	USA	Banking and trust	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Securities Europe GmbH	Germany	Securities	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

Note:
(1)	The proportion of ownership interest refers to the respective proportion of economic interest held by us.

4.D. Property, Plant and Equipment
The following table shows the breakdown of our premises and equipment at cost as of March 31, 2023 and 2024:

	As of March 31,
	2023	2024
	(in millions of yen)
Land	¥577,755	¥577,026
Buildings	703,655	684,476
Equipment and furniture	378,015	393,379
Leasehold improvements	204,835	217,762
Construction in progress	44,393	47,787
Software	1,366,445	1,452,645

Total	3,275,098	3,373,076
Less: Accumulated depreciation and amortization	1,621,210	1,658,590

Premises and equipment—net	¥1,653,888	¥1,714,485

Our head office is located at
1-5-5
Otemachi,
Chiyoda-ku,
Tokyo, Japan. The headquarter building is leased from a third party.
The total area of land related to our material office and other properties as of March 31, 2024 was approximately 534,000 square meters for owned land and approximately 11,000 square meters for leased land.
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
Fee and commission include the following:

•
fee and commission from securities-related business, including brokerage fees and commissions related to the execution of customer transactions and sales commissions for stocks, bonds and investment trusts and asset-based revenue, which mainly include fees received from investment trust management companies in return for administration services, such as record keeping services, for investment trusts;

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

•
fee and commission from trust-related business, including trust fees earned primarily through fiduciary asset management and administration services for corporate pension plans and investment funds and other trust-related fees such as brokerage commissions of real estate property, sales commissions for beneficial interests in real estate trust, consulting fees related to real estate property and charges for stock transfer agent services;

•
fee and commission from agency business, including administration service fees related to our agency business such as Japan’s principal public lottery program and revenue from standing proxy services related to stocks and others; and

•
fees for other customer services, including various revenue such as guarantee fees, sales commissions for life insurance, service charges for electronic banking, financial advisory fees and service charges for software development.

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
As to the recent economic environment, although the impact of steep inflation and consequent monetary tightening has materialized in Europe and the United States, the U.S. economy has remained strong, reflecting sustained steady consumer spending supported by a subsequent slowdown in inflation and a favorable income environment. Meanwhile, consumption and corporate activities have stagnated in Europe. In China, the economy has lacked momentum, as the prolonged correction in the real estate market has depressed the economy.
In Japan, economic recovery has been stagnant due to sluggish consumer spending resulting from price increases, and sluggish production activities of manufacturers due to slowdown of overseas economies. Going forward, however, the economy is expected to head toward gradual recovery with the support of investment demands that respond to changes in the economic structure, such as decarbonization-related investment. In addition to such circumstances, and in light of wage increases implemented by companies, in March 2024, the Bank of Japan (“BOJ”) decided to abolish its yield curve control and to end negative interest rates, each introduced in 2016 and maintained since then. It is expected that the BOJ will continue to determine its monetary policy by assessing developments in wages and prices and other economic trends of the economy going forward.
In the United States, the economy has continued to grow steadily, mainly in terms of consumption, even under steep inflation rates and rapid monetary tightening by the Federal Reserve Board (“FRB”) in response thereto. On the other hand, inflation has slowed steadily as a result of the easing of labor and supply shortages due to companies’ increased production capacity, which was enabled by increased investment, and increased labor force participation. Based on these circumstances, the FRB has left the policy interest rate unchanged since the rate hike at the meeting of the Federal Open Market Committee held in July 2023. However, since there are concerns that the rise in crude oil prices and other factors will extend to commodity prices, it is expected that the FRB will determine future policies carefully while keeping an eye on inflation and economic conditions.
In Europe, the economy has slowed down while continuing to exhibit low growth. Consumer spending has been stagnant and the impact of monetary tightening has exerted downward pressure on companies’ investment demand. In addition, inflation has slowed as a result of a pause in the passing of rising energy costs onto consumers and the deteriorating economy. Although the European Central Bank (“ECB”) has rapidly raised its policy interest rate since July 2022, the ECB has left such rate unchanged since its October 2023 meeting and decided to cut such rate at its June 2024 meeting, in response to the slowdown in inflation. However, the tightening of labor market conditions continues and the risk of a resurgence in wages and price inflation remains.
In Asia, the economy has been lacking momentum. In China, although infrastructure related investment has supported the economy, prolonged adjustment in the real estate market and weak consumer spending has resulted in an economy lacking momentum. In addition, conflicts between the United States and China continue to pose a high degree of uncertainty with respect to China’s trade and national security.
In emerging countries, economic slowdown has been coming to a halt in light of the improved market conditions for semiconductors. However, due to factors such as the slowdown of the global economy and the impact of monetary tightening, the economy has not yet fully recovered.
As for the future outlook of the global economy, growth is expected to remain gradual, reflecting the impact of monetary tightening in Europe and the United States and the slowdown of growth in China. On the other hand, depending on the circumstances, such as sudden economic deterioration and disruption of the financial system due to further monetary tightening resulting from acceleration of inflation, which may be exacerbated by a wage-price spiral resulting from a tighter labor market and price increases, particularly in Europe and the United States, and heightened tensions in Ukraine and the Middle East, there is a possibility of financial and capital market disruption and the risk of further economic downturn, which may also adversely affect the Japanese economy.
Key indicators of Japanese economic conditions in recent periods include the following:

•
Japan’s real gross domestic product on a
year-on-year
basis increased by 2.8%, 1.6% and 1.2% in the fiscal years ended March 31, 2022, 2023 and 2024, respectively. During the fiscal year ended March 31, 2024, the year-on-year
growth rates were 2.2%, 1.5%, 1.1%, and minus 0.1%, for the quarters ended June 30, September 30, December 31 and March 31, respectively. Japan’s core nationwide consumer price index increased by 0.1%, 3.0% and 2.8% in the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

•
In September 2016, the BOJ introduced “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” These policies aimed to drive the observed consumer price index to a level exceeding the price stability target of 2% and to maintain the index above that target in a stable manner. Under this policy framework, the BOJ set a guideline for market operations: regarding short-term interest rates, the BOJ would apply an interest rate of negative 0.1% to certain excess balances in current accounts held by financial institutions at the BOJ; and regarding long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of
10-year
Japanese government bonds would remain at around 0%.

In December 2022, the BOJ decided to expand the range in which it allowed the yield of
10-year
Japanese government bonds to fluctuate, from between around plus or minus 0.25% to between around plus or minus 0.5%, in order to improve market function and encourage the smoother formation of the entire yield curve, while maintaining accommodative financial conditions.

In October 2023, the BOJ decided to further increase flexibility in the conduct of yield curve control. While the BOJ would maintain the target level of the yield of
10-year
Japanese government bonds at around zero percent, it would conduct yield curve control with an upper bound of 1.0 % for these yields as a reference.
In March 2024, the BOJ expressed the view that its policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy since 2016 have fulfilled their roles because the BOJ assessed that a virtuous cycle between wages and prices had emerged, and judged that the price stability target of 2 percent had come in sight and would be achieved in a sustainable and stable manner towards the end of the projection period of the January 2024 Outlook Report (Outlook for Economic Activity and Prices). As the new guideline for market operations, the BOJ decided to (i) end the negative interest rate policy and encourage the uncollateralized overnight call rate to remain at around 0 to 0.1 percent, and (ii) eliminate the yield curve control and abolish the yield target level on
10-year
Japanese government bonds.

•
The yield on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, was 0.221%, 0.351% and 0.727% as of March 31, 2022, March 31, 2023 and March 29, 2024, respectively. The yield fluctuated between 0.961% and 0.361% during the fiscal year ended March 31, 2024. Thereafter, the yield increased to 1.070% as of May 31, 2024.

•
According to Teikoku Databank, a Japanese research institution, there were 5,916 corporate bankruptcies in the fiscal year ended March 31, 2022, involving approximately ¥1.2 trillion in total liabilities, 6,799 corporate bankruptcies in the fiscal year ended March 31, 2023, involving approximately ¥2.3 trillion in total liabilities, and 8,881 corporate bankruptcies in the fiscal year ended March 31, 2024, involving approximately ¥2.4 trillion in total liabilities. The number of corporate bankruptcies in the fiscal year ended March 31, 2024 exceeded the previous year for the second consecutive year, and reached the highest level in nine years, approaching 9,044 corporate bankruptcies in the fiscal year ended March 31, 2014. The increase rate from the previous fiscal year was 30.6%, the highest in the past 30 years.

•
The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 4.7% to ¥27,821.43 during the fiscal year ended March 31, 2022, followed by a 0.8% increase to ¥28,041.48 during the fiscal year ended March 31, 2023 and a 43.96% increase to ¥40,369.44 during the fiscal year ended March 31, 2024. Thereafter, the Nikkei Stock Average decreased to ¥38,487.90 as of May 31, 2024.

•
The yen to U.S. dollar spot exchange rate, according to the BOJ, was ¥121.64 to $1.00 as of March 31, 2022, ¥133.13 to $1.00 as of March 31, 2023 and ¥151.34 to $1.00 as of March 29, 2024. The rate fluctuated between ¥131.37 and ¥151.74 to $1.00 during the fiscal year ended March 31, 2024. Thereafter, the yen weakened to ¥157.15 to $1.00 as of May 31, 2024.

•
According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan increased by 6.6% in the fiscal year ended March 31, 2022, and decreased by 0.6% and 7.0% in the fiscal years ended March 31, 2023 and 2024, respectively.

•
According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan increased by 0.5%, 1.4% and 2.0% in calendar years 2021, 2022 and 2023, respectively.

Capital Improvements
All yen figures and percentages in this subsection are truncated.
We have been pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return.

Capital Adequacy
In the fiscal year ended March 31, 2024, we maintained a sufficient capital base compared to regulatory minimum requirements, mainly as a result of earning ¥678.9 billion of profit attributable to owners of parent (under Japanese GAAP).
Our Common Equity Tier 1 capital ratio under Basel III was 11.80% and 12.73% as of March 31, 2023 and 2024, respectively.
With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2023, we redeemed ¥195.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2018. As for Tier 2 capital, in March 2024, we redeemed $1.5 billion of unsecured fixed-term subordinated bonds with a write-down clause issued by our overseas special purpose company in March 2014. In June 2023, we redeemed ¥25.0 billion and ¥70.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2018, respectively, and in June 2024, we redeemed ¥55.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2019.
Meanwhile, as for the new issuance of Additional Tier 1 capital, in July 2023, we issued ¥160.0 billion and ¥101.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. In April 2024, we also issued ¥162.0 billion and ¥68.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. With respect to the new issuances of Tier 2 capital, in July 2023, we issued ¥95.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through a public offering to retail investors in Japan. In July 2023, we also issued ¥143.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause through a public offering to retail investors in Japan.
Enhancement of Shareholder Return
Annual cash dividends for the fiscal year ended March 31, 2024 were ¥105.0 per share of common stock (the interim cash dividend was ¥50.0 per share of common stock and the year-end
cash dividend was ¥55.0 per share of common stock, respectively).
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
transaction at $15 per

share, reflecting an enterprise value of approximately $550 million, including assumed debt. The acquisition was completed on December 1, 2023, and Greenhill became our wholly-owned subsidiary. Through this transaction, we look to accelerate our investment banking growth strategy.
Strengthening of Strategic Capital and Business Alliance between Mizuho Securities and Rakuten Securities Holdings
On November 9, 2023, Mizuho Securities Co., Ltd. (“Mizuho Securities”) and Rakuten Securities Holdings, Inc. (“Rakuten Securities Holdings”) agreed to further strengthen the strategic capital and business alliance between the two companies (“Alliance”) that was originally announced on October 7, 2022 and has continued since then. By strengthening the Alliance, we will promote initiatives, including collaboration between both groups, aimed at building a new retail business model that combines both online and offline businesses in the fields of asset formation and asset management. In order to strengthen this partnership, Mizuho Securities and Rakuten Securities Holdings entered into a share transfer agreement on November 9, 2023, under which Mizuho Securities and Rakuten Securities Holdings agreed to make an additional transfer (“Share Transfer”) of 29.0% of the common stock in Rakuten Securities, Inc. (“Rakuten Securities”) held by Rakuten Securities Holdings to Mizuho Securities, subject to the approval of the relevant authorities, and to amend the shareholders’ agreement concluded on October 7, 2022. The Share Transfer was completed on December 15, 2023. As a result, Mizuho Securities holds 49.0% of the common stock in Rakuten Securities.
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even if we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. As part of the new medium-term business plan, we are continuing our basic policy of reducing cross-shareholdings. During the fiscal year ended March 31, 2024, we have sold ¥82.1 billion of cross-shareholdings under Japanese GAAP on an acquisition cost basis.
Russia-Ukraine situation
As of March 31, 2023 and 2024, our direct net country exposure to Russia was $1.95 billion and $1.12 billion, respectively, or 0.1% and 0.1%, each on an aggregate basis, of the total exposure of Mizuho Bank (consolidated) and Mizuho Trust & Banking (consolidated), which primarily consisted of outstanding loans, commitment lines, guarantee transactions and derivatives-related credit. Included within this exposure are loans made by AO Mizuho Bank (Moscow). Loans of AO Mizuho Bank (Moscow) decreased by $0.3 billion from $0.4 billion as of March 31, 2023 to $0.1 billion as of March 31, 2024.
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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed accordingly to reflect current economic conditions and our expectation of future conditions on a timely basis. For the fiscal year ended March 31, 2024, we used the most recent macroeconomic scenario available during our credit loss estimation process.
The following table shows the major factors of the macroeconomic scenario, the gross domestic product of Japan and United States and unemployment rate of Japan.

			(%)
	2024	2025	2026
Real Gross Domestic Product of Japan	1.2	0.8	0.6
Nominal Gross Domestic Product of Japan	2.9	1.8	1.4
Real Gross Domestic Product of United States	1.5	1.7	1.7

	2024	2025	2026
Unemployment rate of Japan	2.4	2.2	2.1
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
Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that affect specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of the Russia-Ukraine situation, interest rates hike on domestic obligors and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product.
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

•
An increase of approximately ¥11 billion in allowance for credit losses for domestic corporate segment if the nominal gross domestic product of Japan was decreased by 100 bps for each year within the reasonable and supportable forecast period compared to the nominal gross domestic product of Japan used in the current macroeconomic scenario.

•
An increase of approximately ¥14 billion in allowance for credit losses for foreign corporate segment if the real gross domestic product of the United States was decreased by 100 bps for each year within the reasonable and supportable forecast period compared to the real gross domestic product of the United States used in the current macroeconomic scenario.

•
An increase of approximately ¥6 billion in allowance for credit losses for domestic retail segment if the unemployment rate of Japan was increased by 100 bps for each year within the reasonable and supportable forecast period compared to the unemployment rate of Japan used in the current macroeconomic scenario.

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

For assets and liabilities classified in Level 1 and 2 of the hierarchy, where inputs are principally based on observable market data, there is less judgment or estimate in determining fair value, while the determination of fair value of Level 3 assets and liabilities involves more significant management judgments and estimates. For further information, including valuation methodologies and the use of management estimates and judgments in connection therewith, see note 26 to the consolidated financial statements included elsewhere in this annual report.
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

Operating Results
The following discussion relates to our operating results for the fiscal years ended March 31, 2023 and 2024. For the discussion on our operating results for the fiscal year ended March 31, 2022, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2022 and 2023, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results” in our annual report on Form
20-F
for the fiscal year ended March 31, 2023, filed with the SEC on June 28, 2023.
The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2023 and 2024:

	Fiscal years ended March 31,
	2023	2024
	(in billions of yen)
Interest and dividend income	¥3,389	¥5,767
Interest expense	2,180	4,562

Net interest income	1,209	1,205
Provision (credit) for credit losses	94	47

Net interest income after provision (credit) for credit losses	1,115	1,158
Noninterest income	888	2,744
Noninterest expenses	1,934	2,278

Income before income tax expense	69	1,623
Income tax expense	35	425

Net income	34	1,198
Less: Net income attributable to noncontrolling interests	48	286

Net income (loss) attributable to MHFG shareholders	¥(14)	¥912

The following is a discussion of major components of our net income (loss) attributable to MHFG shareholders for the fiscal years ended March 31, 2023 and 2024.

Net Interest Income
The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2023 and 2024:

	Fiscal years ended March 31,
	2023			2024
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate

	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥39,586	¥30	0.07%	¥45,926	¥30	0.07%
Call loans and funds sold	3,367	—	0.01	4,889	—	0.00
Receivables under resale agreements and securities borrowing transactions	8,649	47	0.54	8,980	72	0.80
Trading account assets	5,938	96	1.61	6,554	91	1.40
Investments	28,172	96	0.34	24,888	96	0.38
Loans	57,462	558	0.97	58,582	636	1.09

Total interest-earning assets	143,174	827	0.58	149,820	925	0.62

Deposits	96,854	71	0.07	98,446	130	0.13
Call money and funds purchased	1,602	1	0.10	1,841	2	0.13
Payables under repurchase agreements and securities lending transactions	7,140	68	0.95	7,250	137	1.89
Other short-term borrowings (1)	3,503	5	0.16	2,268	5	0.21
Trading account liabilities	4,277	56	1.32	4,567	53	1.16
Long-term debt	12,587	229	1.82	14,353	308	2.15

Total interest-bearing liabilities	125,963	430	0.34	128,724	634	0.49

Net	17,211	397	0.24	21,096	291	0.13

Foreign:
Interest-bearing deposits in other banks	16,626	476	2.86	19,600	991	5.06
Call loans and funds sold	1,019	14	1.34	1,031	33	3.21
Receivables under resale agreements and securities borrowing transactions	9,049	261	2.88	11,663	667	5.72
Trading account assets	11,582	330	2.85	15,142	623	4.12
Investments	5,191	79	1.53	7,332	210	2.87
Loans	37,035	1,402	3.79	38,942	2,317	5.95

Total interest-earning assets	80,502	2,562	3.18	93,710	4,842	5.17

Deposits	37,983	990	2.61	44,214	2,047	4.63
Call money and funds purchased	593	16	2.65	427	20	4.63
Payables under repurchase agreements and securities lending transactions	20,772	603	2.90	29,076	1,580	5.43
Other short-term borrowings (1)	1,810	55	2.98	1,790	91	5.08
Trading account liabilities	1,547	45	2.91	1,800	122	6.77
Long-term debt	1,270	41	3.24	1,403	68	4.86

Total interest-bearing liabilities	63,975	1,750	2.73	78,710	3,928	4.99

Net	16,527	812	0.45	15,000	914	0.18

Total:
Total interest-earning assets	223,676	3,389	1.52	243,529	5,767	2.37
Total interest-bearing liabilities	189,938	2,180	1.15	207,434	4,562	2.20

Net	¥33,738	¥1,209	0.37	¥36,096	¥1,205	0.17

Note:
(1)	Other short-term borrowings consist of due to trust accounts, commercial paper and any other short-term borrowings.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Interest and dividend income increased by ¥2,378 billion, or 70.2%, from the previous fiscal year, to ¥5,767 billion in the fiscal year ended March 31, 2024. Domestic interest and dividend income accounted for ¥925 billion of the total amount, an increase of ¥100 billion from the previous fiscal year. Foreign interest and dividend income accounted for ¥4,842 billion, an increase of ¥2,279 billion from the previous fiscal year.
The Bank of Japan (“BOJ”) changed its monetary policy to expand the range in which it had allowed the yield of
10-year
Japanese government bonds to fluctuate from between around plus or minus 0.25% to between around plus or minus 0.5% in December 2022. Further, in October 2023, the BOJ decided to further increase flexibility in the conduct of yield curve control. While the BOJ would maintain the target level of the yield of
10-year
Japanese government bonds at around zero percent, it would conduct yield curve control with an upper bound of 1.0 % for these yields as a reference. As a result, long-term interest rates rose to nearly 1%. Short-term interest rates moved away from negative interest rates but remained in the vicinity of 0%. The yield on overseas branches also rose. Under such circumstances, the average yield on domestic loans increased by 0.12 percentage points from the previous fiscal year to 1.09% in the fiscal year ended March 31, 2024, and the average rate on domestic deposits increased by 0.06 percentage points from the previous fiscal year to 0.13% in the fiscal year ended March 31, 2024. The average yield on foreign loans increased by 2.16 percentage points from the previous fiscal year to 5.95% in the fiscal year ended March 31, 2024, and the average rate on foreign deposits increased by 2.02 percentage points from the previous fiscal year to 4.63% in the fiscal year ended March 31, 2024.
The increase in domestic interest and dividend income was due mainly to an increase in interest income from loans. The increase in interest income from loans was due mainly to an increase in the average yield. Changes in the average yields on domestic interest-earning assets contributed to an increase in interest and dividend income of ¥83 billion, and changes in the average balance of domestic interest-earning assets contributed to an increase of ¥16 billion, resulting in the ¥100 billion increase in domestic interest and dividend income.
The increase in foreign interest and dividend income was due mainly to an increase in interest income from foreign loans. The increase in interest income from foreign loans was due mainly to an increase in the average yield. Changes in the average yield on foreign interest-earning assets contributed to an increase in interest and dividend income of ¥1,911 billion, and changes in the average balance of foreign interest-earning assets contributed to an increase of ¥367 billion, resulting in the ¥2,279 billion overall increase in foreign interest and dividend income.
Interest expense increased by ¥2,382 billion, or 109.3%, from the previous fiscal year, to ¥4,562 billion in the fiscal year ended March 31, 2024. Domestic interest expense accounted for ¥634 billion of the total amount, an increase of ¥203 billion from the previous fiscal year. Foreign interest expense accounted for ¥3,928 billion of the total amount, an increase of ¥2,179 billion from the previous fiscal year.
The increase in domestic interest expense was due mainly to increases in interest expense from domestic long-term debt, domestic payables under repurchase agreements and securities lending transactions and domestic deposits, which were primarily a result of an increase in average interest rates. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an increase in interest expense of ¥167 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an increase in interest expense of ¥36 billion, resulting in the ¥203 billion overall increase in domestic interest expense.

The increase in foreign interest expense was due mainly to increases in interest expense from foreign deposits and foreign payables under repurchase agreements and securities lending transactions, which were primarily a result of an increase in average interest rates. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an increase in interest expense of ¥1,769 billion, and the changes in the average balance of foreign interest- bearing liabilities contributed to an increase in interest expense of ¥410 billion, resulting in the ¥2,179 billion overall increase in foreign interest expense.
As a result of the foregoing, net interest income decreased by ¥4 billion, or 0.3%, from the previous fiscal year, to ¥1,205 billion. The average interest rate spread slightly declined by 0.2 percentage points from the previous fiscal year to 0.17% in the fiscal year ended March 31, 2024. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally netted out between these periods.
Provision (Credit) for Credit Losses
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Provision for credit losses decreased by ¥47 billion, or 50.0%, from the previous fiscal year, to ¥47 billion in the fiscal year ended March 31, 2024. The decrease was due mainly to a change from provision for credit losses on loans to credit for credit losses on loans to foreign borrowers, offset in part by an increase in provision for credit losses on loans to domestic corporate borrowers in the fiscal year ended March 31, 2024.
Noninterest Income
The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2023 and 2024:

	Fiscal years ended March 31,
	2023	2024

	(in billions of yen)
Fee and commission	¥984	¥1,118
Fee and commission from securities-related business	190	247
Fee and commission from deposits	16	16
Fee and commission from lending business	194	233
Fee and commission from remittance business	104	107
Fee and commission from asset management business	109	116
Fee and commission from trust related business	130	137
Fee and commission from agency business	37	38
Fee and commission from guarantee related business	41	44
Fees for other customer services	163	182
Foreign exchange gains (losses)—net	190	(19)
Trading account gains (losses)—net	(604)	390
Investment gains (losses)—net	141	1,004
Debt securities	5	(6)
Equity securities	136	1,010
Equity in earnings (losses) of equity method investees—net	(27)	20
Gains on disposal of premises and equipment	5	10
Other noninterest income	199	221

Total noninterest income	¥888	¥2,744

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Noninterest income increased by ¥1,856 billion, or 209.0%, from the previous fiscal year to ¥2,744 billion in the fiscal year ended March 31, 2024. The increases were due mainly to trading account gains—net of ¥390 billion compared to trading account losses—net of ¥604 billion in the previous fiscal year, and an increase in investment gains—net of ¥863 billion, offset in part by foreign exchange losses—net of ¥19 billion compared to foreign exchange gains—net of ¥190 billion in the previous fiscal year.
Fee and commission
Fee and commission increased by ¥134 billion, or 13.6%, from the previous fiscal year to ¥1,118 billion in the fiscal year ended March 31, 2024. The increase was due mainly to an increase in fee and commission from securities-related business of ¥57 billion, or 29.9%. The increase in fee and commission from securities-related business was due mainly to an increase in fee and commission earned from foreign securities subsidiaries.
Foreign exchange gains (losses)—net
Foreign exchange gains (losses)—net was a loss of ¥19 billion in the fiscal year ended March 31, 2024 compared to a gain of ¥190 billion in the previous fiscal year. The change from foreign exchange gains to foreign exchange losses was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2024.
Trading account gains (losses)—net
Trading account gains (losses)—net was a gain of ¥390 billion in the fiscal year ended March 31, 2024 compared to a loss of ¥604 billion in the previous fiscal year. The change from trading account losses to trading account gains was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2024, which mostly reflected the strength in market conditions.
Investment gains (losses)—net
Investment gains—net increased by ¥863 billion, or 612.1%, from the previous fiscal year to ¥1,004 billion in the fiscal year ended March 31, 2024 due mainly to an increase in investment gains—net related to equity securities of ¥874 billion compared to the previous fiscal year. The increase in investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2024, which mostly reflected the strength in market conditions. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.
Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2023 and 2024:

	Fiscal years ended March 31,
	2023	2024

	(in billions of yen)
Salaries and employee benefits	¥694	¥804
General and administrative expenses	693	751
Occupancy expenses	165	168
Fee and commission expenses	202	239
Provision (credit) for credit losses on off-balance-sheet instruments	7	10
Other noninterest expenses	173	306

Total noninterest expenses	¥1,934	¥2,278

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Noninterest expenses increased by ¥344 billion, or 17.8%, from the previous fiscal year to ¥2,278 billion in the fiscal year ended March 31, 2024. The increase was due mainly to an increase in salaries and employee benefits of ¥110 billion, or 15.9%, and an increase in other noninterest expenses of ¥133 billion, or 76.9%.
Salaries and employee benefits
Salaries and employee benefits increased by ¥110 billion, or 15.9%, from the previous fiscal year to ¥804 billion in the fiscal year ended March 31, 2024. The increase was due mainly to an increase in personnel costs at our overseas subsidiaries.
Other noninterest expenses
Other noninterest expenses increased by ¥133 billion, or 76.9%, from the previous fiscal year to ¥306 billion in the fiscal year ended March 31, 2024.
Income Tax Expense (Benefit)
The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2023 and 2024:

	Fiscal years ended March 31,
	2023	2024

	(in billions of yen)
Current:
Domestic	¥22	¥36
Foreign	157	224

Total current tax expense	179	260
Deferred:
Domestic	(147)	170
Foreign	3	(5)

Total deferred tax expense (benefit)	(144)	165

Total income tax expense (benefit)	¥35	¥425

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Income tax expense increased by ¥390 billion from the previous fiscal year to ¥425 billion in the fiscal year ended March 31, 2024. Current tax expense in the fiscal year ended March 31, 2024 increased by ¥81 billion from the previous fiscal year to ¥260 billion. Deferred tax expense (benefit) was an expense of ¥165 billion in the fiscal year ended March 31, 2024 compared to a benefit of ¥144 billion in the previous fiscal year. The increase in current tax expense was due mainly to an increase in the taxable income of our principal banking subsidiaries. The change in deferred tax expense (benefit) was due primarily to changes in temporary differences attributable to marketable securities of our principal banking subsidiaries.
We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan was immaterial.

The following table shows the components of deferred tax assets (liabilities) as of March 31, 2023 and 2024:

	As of March 31,
	2023	2024

	(in billions of yen)
Deferred tax assets:
Allowance for credit losses	¥270	¥266
Trading securities	174	209
Lease liabilities	176	169
Derivative financial instruments	161	149
Foreign tax credit and payments	54	125
Premises and equipment	54	47
Available-for-sale securities	13	—
Net operating loss carryforwards	168	150
Other	201	291

Gross deferred tax assets	1,272	1,404

Valuation allowance	(199)	(234)

Deferred tax assets, net of valuation allowance	1,073	1,170
Deferred tax liabilities:
Investments	264	503
Prepaid pension cost and accrued pension liabilities	224	222
Right-of-use assets	169	161
Other	55	121

Gross deferred tax liabilities	712	1,006

Net deferred tax assets	¥361	¥164

Net Income Attributable to Noncontrolling Interests
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Net income attributable to noncontrolling interests increased by ¥238 billion from the previous fiscal year to ¥286 billion in the fiscal year ended March 31, 2024.
Net Income (loss) Attributable to MHFG Shareholders
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
As a result of the foregoing, net income (loss) attributable to MHFG shareholders was income of ¥912 billion in the fiscal year ended March 31, 2024 compared to a loss of ¥14 billion in the previous fiscal year.
Business Segments Analysis
The following discussion relates to our business segment analysis for the fiscal years ended March 31, 2023 and 2024. For the discussion on our business segment analysis for the fiscal year ended March 31, 2022, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2022 and 2023, please refer to “Item 5. Operating and Financial Review and Prospects—Business Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2023, filed with the SEC on June 28, 2023.
Our business segment information is prepared based on the internal management reporting systems used by management to measure the performance of our business segments under Japanese GAAP. Since figures reported to management are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 30 to our consolidated financial statements included elsewhere in this annual report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.
We manage our group under an
in-house
company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.
Specifically, the company system is classified into the following five in-house
companies, each based on a customer segment: the Retail & Business Banking Company (“RBC”); the Corporate & Investment Banking Company (“CIBC”); the Global Corporate & Investment Banking Company (“GCIBC”); the Global Markets Company (“GMC”); and the Asset Management Company (“AMC”). These customer segments are regarded as our operating segments and constitute reportable segments.
As background, effective as of April 1, 2023, we partially restructured our in-house
company system. CIBC was newly established through the integration of a former in-house
company named the Corporate & Institutional Company and the investment banking functions of a former unit named the Global Products Unit. With the new establishment of CIBC above, a former in-house
company named the Global Corporate Company changed its name to GCIBC. Following such partial restructuring of our in-house
company system and the associated changes in allocation method for transactions between each segment and “Others” (as such term is used in the tables, including the notes thereto, in the subsection titled
“Consolidated Results of Operations”
below) made in April 2023, the figures for the fiscal year ended March 31, 2023 have been reclassified as shown in the following subsection to reflect such partial restructuring and associated changes.
For a brief description of each of our business segments, see note 30 to our consolidated financial statements included elsewhere in this annual report.
Results of Operations by Business Segment
Consolidated Results of Operations
Consolidated gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥392.0 billion, compared to the fiscal year ended March 31, 2023, to ¥2,672.2 billion. Consolidated general and administrative expenses for the fiscal year ended March 31, 2024 increased by ¥208.3 billion, compared to the fiscal year ended March 31, 2023, to ¥1,681.9 billion. Consolidated equity in earnings of equity method investees—net for the fiscal year ended March 31, 2024 increased by ¥14.3 billion, compared to the fiscal year ended March 31, 2023, to ¥26.2 billion. Consolidated net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥198.6 billion, compared to the fiscal year ended March 31, 2023, to ¥1,005.8 billion.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2023 (1) :	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	¥706.5	¥508.7	¥627.1	¥314.2	¥54.7	¥68.7	¥2,280.2
General and administrative expenses (3)	605.7	202.0	309.2	253.4	35.0	67.9	1,473.5
Equity in earnings (losses) of equity method investees—net	(18.3)	6.3	20.3	—	—	3.5	11.8
Amortization of goodwill and others	2.0	—	0.7	0.7	6.8	0.9	11.4

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥80.3	¥312.9	¥337.5	¥59.9	¥12.8	¥3.5	¥807.1

Fixed assets (5)	¥483.3	¥152.8	¥177.7	¥87.3	¥—	¥777.3	¥1,678.5

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2024 (1) :	RBC	CIBC	GCIBC	GlMC	AMC	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	¥749.2	¥556.3	¥670.2	¥432.4	¥57.2	¥206.8	¥2,672.2
General and administrative expenses (3)	651.1	217.7	352.4	307.4	36.1	117.0	1,681.9
Equity in earnings (losses) of equity method investees—net	6.9	7.6	22.0	—	(11.8)	1.4	26.2
Amortization of goodwill and others	—	—	2.3	—	6.4	1.8	10.7

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥105.0	¥346.1	¥337.4	¥125.0	¥2.7	¥89.4	¥1,005.8

Fixed assets (5)	¥533.8	¥157.1	¥197.9	¥90.3	¥—	¥885.4	¥1,864.6

Notes:
(1)
Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the fiscal years ended March 31, 2023 and 2024, net gains (losses) related to ETFs and others amounted to ¥1.8 billion and ¥(31.0) billion, respectively, of which ¥(0.2) billion and ¥(37.0) billion are included in GMC, respectively.

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

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
RBC
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥42.6 billion, or 6.0%, compared to the fiscal year ended March 31, 2023, to ¥749.2 billion. The increase was attributable mainly to increases in foreign currency deposits revenues and recovery of individual asset formation-related income.
General and administrative expenses for the fiscal year ended March 31, 2024 increased by ¥45.3 billion, or 7.4%, compared to the fiscal year ended March 31, 2023, to ¥651.1 billion.
As a result of the foregoing and an increase in equity in earnings of equity method investees—net, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥24.6 billion, or 30.6%, compared to the fiscal year ended March 31, 2023, to ¥105.0 billion.
CIBC
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥47.6 billion, or 9.3%, compared to the fiscal year ended March 31, 2023, to ¥556.3 billion. The increase was attributable mainly to an increase in loans and deposits income and significant solutions business transactions.
General and administrative expenses for the fiscal year ended March 31, 2024 increased by ¥15.6 billion, or 7.7%, compared to the fiscal year ended March 31, 2023, to ¥217.7 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥33.2 billion, or 10.6%, compared to the fiscal year ended March 31, 2023, to ¥346.1 billion.
GCIBC
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥43.0 billion, or 6.8%, compared to the fiscal year ended March 31, 2023, to ¥670.2 billion. The increase was attributable mainly to an improvement in deposit income and an increase in capital market-related income.
General and administrative expenses for the fiscal year ended March 31, 2024 increased by ¥43.1 billion, or 13.9%, compared to the fiscal year ended March 31, 2023, to ¥352.4 billion.
As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 decreased by ¥0.1 billion, being substantially unchanged compared to the fiscal year ended March 31, 2023, to ¥337.4 billion.
GMC
Gross profits + net losses related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥118.2 billion, or 37.6%, compared to the fiscal year ended March 31, 2023, to ¥432.4 billion. The increase was attributable mainly to increases in profits from sales and trading business in the Americas, asset liability management (ALM) and the Japanese government bond portfolio.
General and administrative expenses for the fiscal year ended March 31, 2024 increased by ¥53.9 billion, or 21.2%, compared to the fiscal year ended March 31, 2023, to ¥307.4 billion.
As a result, net business profits + net losses related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥65.0 billion, or 108.5%, compared to the fiscal year ended March 31, 2023, to ¥125.0 billion.

AMC
Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 increased by ¥2.4 billion, or 4.4%, compared to the fiscal year ended March 31, 2023, to ¥57.2 billion. The increase was attributable mainly to increases in profits relating to publicly offered investment trusts and profits from pension business.
General and administrative expenses for the fiscal year ended March 31, 2024 increased by ¥1.0 billion, or 3.1%, compared to the fiscal year ended March 31, 2023, to ¥36.1 billion.
As a result of the foregoing and an increase in equity in losses of equity method investees—net, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2024 decreased by ¥10.0 billion, or 78.5%, compared to the fiscal year ended March 31, 2023, to ¥2.7 billion.
Geographical Segment Analysis
The following discussion relates to our geographical segment analysis for the fiscal years ended March 31, 2023 and 2024. For the discussion on our geographical segment analysis for the fiscal year ended March 31, 2022, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2022 and 2023, please refer to “Item 5. Operating and Financial Review and Prospects—Geographical Segment Analysis” in our annual report on Form
20-F
for the fiscal year ended March 31, 2023, filed with the SEC on June 28, 2023.
The following table presents consolidated income statement and total assets information by major geographic area. Foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as our operations are highly integrated globally, we have made estimates and assumptions for the allocation of assets, liabilities, income and expenses among the geographic areas.

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total

	(in billions of yen)
Fiscal year ended March 31, 2023:
Total revenue (1)	¥1,105	¥1,841	¥93	¥446	¥792	¥4,277
Total expenses (2)	1,784	1,455	85	413	471	4,208

Income (loss) before income tax expense (benefit)	(679)	386	8	33	321	69

Net income (loss)	¥(555)	¥297	¥2	¥20	¥270	¥34

Total assets at end of fiscal year	¥161,349	¥45,516	¥3,580	¥16,635	¥21,701	¥248,781
Fiscal year ended March 31, 2024:
Total revenue (1)	¥2,827	¥3,584	¥198	¥804	¥1,097	¥8,511
Total expenses (2)	2,172	2,979	192	817	728	6,888

Income (loss) before income tax expense	655	606	7	(13)	369	1,623

Net income (loss)	¥449	¥491	¥(2)	¥(50)	¥309	¥1,198

Total assets at end of fiscal year	¥170,064	¥57,036	¥4,483	¥19,142	¥21,448	¥272,173

Notes:
(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for credit losses and noninterest expenses.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
In the fiscal year ended March 31, 2024, we recorded a net loss in the Americas excluding the United States, and Europe. Among the geographical regions in which we recorded net income, 35.9% of our net income was derived from Japan, 39.3% from the United States and 24.8% from Asia/Oceania excluding Japan, and others. At March 31, 2024, 62.5% of total assets were allocated to Japan, 21.0% to the United States, 1.6% to the Americas excluding the United States, 7.0% to Europe and 7.9% to Asia/Oceania excluding Japan, and others.
In Japan, total revenue increased by ¥1,722 billion from the previous fiscal year due primarily to an increase in investment gains related to equity securities and a change from trading account losses—net to trading account gains—net. The increase in investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2024, which mostly reflected the strength in market conditions. The change from trading account losses—net to trading account gains—net was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2024, which mostly reflected the strength in market conditions. Total expenses increased by ¥388 billion from the previous fiscal year due mainly to increases in other noninterest expenses and expenses on long-term debt and payables under repurchase agreements and securities lending transactions. In addition, we recorded an income tax expense of ¥206 billion in Japan in the fiscal year ended March 31, 2024 compared to an income tax benefit of ¥124 billion in the previous fiscal year. As a result, we recorded net income of ¥449 billion in Japan in the fiscal year ended March 31, 2024 compared to net loss of ¥555 billion in the previous fiscal year. Total assets in Japan increased by ¥8,715 billion due primarily to increases in interest-bearing deposits in other banks and receivables under resale agreements, offset in part by a decrease in investments.
In the United States, total revenue increased by ¥1,743 billion from the previous fiscal year due primarily to increases in interest income from loans, including fees, interest-bearing deposits in other banks and receivables under resale agreements and securities borrowing transactions. The increases in interest income from loans, including fees, interest-bearing deposits in other banks and receivables under resale agreements and securities borrowing transactions were due mainly to an increase in the average yield. Total expenses increased by ¥1,524 billion due mainly to increases in expenses on payables under repurchase agreements and securities lending transactions and deposits. As a result, net income in the United States increased by ¥194 billion. Total assets in the United States increased by ¥11,520 billion due primarily to increases in trading account assets and receivables under resale agreements.
In the Americas excluding the United States, total revenue increased by ¥105 billion from the previous fiscal year due primarily to an increase in interest income from loans, including fees, and a change from trading account losses—net to trading account gains—net. Total expenses increased by ¥107 billion due mainly to an increase in expense on deposits. As a result, we recorded net loss of ¥2 billion in the Americas excluding the United States in the fiscal year ended March 31, 2024 compared to net income of ¥2 billion in the previous fiscal year. Total assets in the Americas excluding the United States increased by ¥903 billion due primarily to increases in loans and investments.
In Europe, total revenue increased by ¥358 billion from the previous fiscal year due primarily to increases in interest income from loans, including fees, and receivables under resale agreements and securities borrowing transactions. Total expenses increased by ¥404 billion due mainly to an increase in expenses on deposits. As a result, we recorded net loss of ¥50 billion in Europe in the fiscal year ended March 31, 2024 compared to net income of ¥20 billion in the previous fiscal year. Total assets in Europe increased by ¥2,507 billion due primarily to increases in receivables under resale agreements and loans.
In Asia/Oceania excluding Japan, and others, total revenue increased by ¥305 billion from the previous fiscal year due primarily to an increase in interest income from loans, including fees. Total expenses increased by ¥257 billion due mainly to an increase in expenses on deposits. As a result, net income in Asia/Oceania excluding Japan, and others increased by ¥39 billion. Total assets in Asia/Oceania excluding Japan, and others decreased by ¥253 billion due primarily to decreases in loans and cash and due from banks, offset in part by an increase in trading account assets.

Financial Condition
Assets
Our assets as of March 31, 2023 and 2024 were as follows:

	As of March 31,		Increase (decrease)
	2023	2024
	(in billions of yen)
Cash and due from banks	¥2,242	¥2,046	¥(196)
Interest-bearing deposits in other banks	65,750	72,067	6,317
Call loans and funds sold	1,647	1,392	(255)
Receivables under resale agreements	11,695	20,535	8,840
Receivables under securities borrowing transactions	1,892	2,352	460
Trading account assets	29,641	36,760	7,119
Investments	29,643	27,798	(1,845)
Loans	94,176	98,445	4,269
Allowance for credit losses on loans	(701)	(750)	(49)

Loans, net of allowance	93,475	97,695	4,220
Premises and equipment—net	1,654	1,714	60
Due from customers on acceptances	406	438	32
Accrued income	511	692	181
Goodwill	93	164	71
Intangible assets	45	45	—
Deferred tax assets	387	196	(191)
Other assets	9,700	8,280	(1,420)

Total assets	¥248,781	¥272,173	¥23,392

Total assets increased by ¥23,392 billion from March 31, 2023 to ¥272,173 billion as of March 31, 2024. The increase was due mainly to increases of ¥8,840 billion in receivables under resale agreements, ¥7,119 billion in trading account assets, ¥6,317 billion in interest-bearing deposits in other banks and ¥4,220 billion in loans, net of allowance, offset in part by decreases of ¥1,845 billion in investments and ¥1,420 billion in other assets.

Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2023 and 2024:

	As of March 31,				Increase (decrease)
	2023		2024
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥43,365	46.0%	¥45,921	46.6%	¥2,556	0.6%
Small and medium-sized companies	2,999	3.2	2,436	2.5	(563)	(0.7)
Retail:
Housing loan	7,507	8.0	7,170	7.3	(337)	(0.7)
Others	1,548	1.6	1,403	1.4	(145)	(0.2)
Sovereign	1,866	2.0	2,447	2.5	581	0.5
Banks and other financial institutions	645	0.7	1,231	1.3	586	0.6

Total domestic	57,930	61.5	60,608	61.6	2,678	0.1
Foreign:
Corporate (1)	33,250	35.3	33,905	34.4	655	(0.9)
Retail	9	0.0	10	0.0	1	0.0
Sovereign	478	0.5	687	0.7	209	0.2
Banks and other financial institutions	2,509	2.7	3,235	3.3	726	0.6

Total foreign	36,246	38.5	37,837	38.4	1,591	(0.1)

Total loans before allowance for credit losses on loans	¥94,176	100.0%	¥98,445	100.0%	¥4,269	—

Note:
(1)
Corporate under Foreign includes ¥184 billion and ¥176 billion of lease receivables that are receivables arising from direct financing leasing for the fiscal years ended March 31, 2023 and 2024, respectively.

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. The total amounts of unearned income and deferred net nonrefundable loan fees and costs were ¥238 billion and ¥268 billion at March 31, 2023 and 2024, respectively.
Total loans before allowance for credit losses on loans increased by ¥4,269 billion from March 31, 2023 to ¥98,445 billion as of March 31, 2024. Loans to domestic borrowers increased by ¥2,678 billion to ¥60,608 billion due mainly to an increase in loans to large companies.
Loans to foreign borrowers increased by ¥1,591 billion from March 31, 2023 to ¥37,837 billion as of March 31, 2024. The increase in loans to foreign borrowers was due mainly to increases in loans to banks and other financial institutions and corporate borrowers.
Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans increased from 61.5% to 61.6%, while that of loans to foreign borrowers against gross total loans decreased from 38.5% to 38.4%. Loans to foreign borrowers were regionally diversified.
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
We do not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with our nonaccrual and past due policies for loans. The amount of accrued interest receivables was ¥198 billion and ¥260 billion at March 31, 2023 and 2024, respectively, and included in accrued income.
The table below presents our definition of obligor ratings used by Mizuho Bank and Mizuho Trust & Banking:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with modified debt or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	We classify loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.

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
Loan modifications
Restructuring efforts are made through our various business revitalization support measures conducted based on requests from borrowers that are in a weakened state that require some form of support. When confronted with the decision of whether to agree to business revitalization support, which includes forgiveness of debt (including debt to equity swaps), reductions in stated interest rates to below market levels and postponement of payment of principal and/or interest (other than insignificant extensions), we carefully consider whether it is beneficial to our shareholders and depositors based on various factors such as whether (i) a legal reorganization process would significantly damage the obligor’s business value such that there is a fear that the obligor will not be able to restructure its business, (ii) the restructuring plan is appropriate and is economically rational from the viewpoint of minimizing Mizuho’s losses compared to other processes, (iii) both the management and shareholders of the obligor will clearly bear responsibility, and (iv) the allocation of losses among creditors is rational and highly justifiable. The triggers and factors that we review to identify restructured loans are modifications imposed by law or a court of law and alterations based on agreement with the borrower such as the reduction of the stated interest rate and forgiveness of debt (including debt to equity swaps), and we consider restructured loans, with respect to which concessions that it would not otherwise consider were granted to borrowers experiencing financial difficulty. We consider the relevant obligor to be in financial difficulty when its rating based on our internal rating system is E2 or below. The types of concessions that we would not otherwise consider include the various forms of business revitalization support described above. In general, modified loans to borrowers experiencing financial difficulty will return to accrual loans when we determine that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on our internal rating system.
We determine whether restructured loans other than modified loans to borrowers experiencing financial difficulty are nonaccrual loans based on the application of our internal rating system as we do generally with respect to all obligors. We determine whether restructured loans are past due or current by comparing the obligors’ payments with the modified contract terms. The effect of the restructuring on the obligors is considered in developing the allowance based on the restructuring’s effect on the estimation of future cash flows of such loans. See note 4 to our consolidated financial statements included elsewhere in this annual report for further information on loan modifications.

While we maintain basic guidelines covering restructured loans, we do not have any standardized modification programs. Instead, we apply various modifications as appropriate for the specific circumstances of the obligor in question. We do not have a policy that specifically limits the number of modifications that can be performed for a specific loan.
Balance of nonaccrual loans
The following table shows our nonaccrual loans as of March 31, 2023 and 2024:

	As of March 31,				Increase (decrease)
	2023		2024
	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥980	2.3%	¥967	2.1%	¥(13)	(0.2%)
Small and medium-sized companies	122	4.1	97	4.0	(25)	(0.1)
Retail:
Housing loan	39	0.5	35	0.5	(4)	0.0
Others	55	3.6	49	3.5	(6)	(0.1)

Total domestic	1,196	2.1	1,149	1.9	(47)	(0.2)
Foreign	136	0.4	127	0.3	(9)	(0.1)

Total nonaccrual loans	¥1,332	1.4	¥1,276	1.3	¥(56)	(0.1)

Total nonaccrual loans decreased by ¥56 billion, or 4.2%, from March 31, 2023 to ¥1,276 billion as of March 31, 2024. Nonaccrual loans to domestic borrowers decreased by ¥47 billion due mainly to a decrease in nonaccrual loans to certain corporate borrowers. Nonaccrual loans to foreign borrowers decreased by ¥9 billion due mainly to a decrease of ¥17 billion in the balance of nonaccrual loans that meet our classification criteria, which was partially offset by an increase of ¥8 billion due to foreign currency translation effects.
Reflecting the aforementioned change, the percentage of nonaccrual loans within gross total loans decreased from 1.4% as of March 31, 2023 to 1.3% as of March 31, 2024. The percentage of nonaccrual loans net of allowance for credit losses on loans to gross total loans net of allowance for credit losses on loans decreased from 0.67% as of March 31, 2023 to 0.54% as of March 31, 2024 due to a decrease in nonaccrual loans net of allowance for credit losses on loans and an increase in gross total loans net of allowance for credit losses on loans.
Allowance for Credit Losses on Loans
Calculation of allowance for credit losses on loans
Each reporting period, we make adjustments to the allowance for credit losses on loans through provision (credit) for credit losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, we charge off loans when we determine that the obligor should be classified as substantially bankrupt or bankrupt. See the table above in “—Nonaccrual Loans—General.” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, we separately monitor the credit quality of each obligor without using time-based triggers.

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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenarios are not reflective of management’s expectations, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated semi-annually in principle and is reviewed to reflect current economic conditions and our expectation of future conditions on a timely basis. For March 31, 2023 and 2024, we used the most recent macroeconomic scenario available during our credit loss estimation process.
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
The retail portfolio segment consists mainly of residential mortgage loans originated by Mizuho Bank, and it is divided into two classes based on their risk characteristics: housing loan and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to modified loans to borrowers experiencing financial difficulty in the retail portfolio segment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off,
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to modified loans to borrowers experiencing financial difficulty, discounted at the loan’s post-modification contractual effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that we obtain for loans consists primarily of real estate. In obtaining the collateral, we evaluate the fair value of the collateral and its legal enforceability. We also perform subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from our loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, we generally engage third-party appraisers to perform the valuation.
Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that affect specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of the Russia-Ukraine situation, interest rates hike on domestic obligors and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product.
In terms of the Russia-Ukraine situation, considering the country risk arising from the continued sanctions against Russia and the downgrading of their credit rating, we incorporated the estimated impact of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.

Balance of allowance for credit losses on loans
The following table summarizes changes in our allowance for credit losses on loans in the fiscal years ended March 31, 2023 and 2024:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total
	(in millions of yen)
Fiscal year ended March 31, 2023
Balance at beginning of fiscal year	¥602	¥73	¥—	¥—	¥134	¥810

Provision (credit) for credit losses on loans	52	(5)	—	—	44	91

Charge-offs	(153)	(6)	—	—	(69)	(228)

Recoveries	6	1	—	—	4	11
Net charge-offs	(147)	(4)	—	—	(65)	(217)

Others (1)	—	—	—	—	17	17

Balance at end of fiscal year	¥506	¥64	¥—	¥1	¥131	¥701

Fiscal year ended March 31, 2024
Balance at beginning of fiscal year	¥506	¥64	¥—	¥1	¥131	¥701

Provision (credit) for credit losses on loans	84	(4)	—	(1)	(26)	53

Charge-offs	(32)	(5)	—	—	(10)	(46)

Recoveries	6	1	—	—	5	12
Net charge-offs	(26)	(4)	—	—	(5)	(34)

Others (1)	—	—	—	—	31	31

Balance at end of fiscal year	¥564	¥56	¥—	¥—	¥130	¥750

Notes:
(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total Foreign consist of Corporate.
Allowance for credit losses on loans increased by ¥49 billion, or 7.0%, from March 31, 2023 to ¥750 billion as of March 31, 2024 due to provision for credit losses on loans to certain domestic corporate borrowers. As a result, the percentage of allowance for credit losses on loans against total loans increased by 0.02 percentage points to 0.76%.
Provision for credit losses on loans decreased by ¥38 billion from March 31, 2023 to ¥53 billion for the fiscal year ended March 31, 2024. The decrease was due mainly to a change from provision for credit losses on loans to credit for credit losses on loans to foreign borrowers, offset in part by an increase in provision for credit losses on loans to domestic corporate borrowers.
Charge-offs decreased by ¥182 billion from March 31, 2023 to ¥46 billion for the fiscal year ended March 31, 2024. The decrease was due mainly to decreases in charge-offs of loans to domestic corporate borrowers and foreign borrowers.

Investments
The majority of our investments are
available-for-sale
and
held-to-maturity
securities, which at March 31, 2023 and 2024 were as follows:

	As of March 31,						Increase (decrease)
	2023			2024
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥16,484	¥16,449	¥(35)	¥10,968	¥10,974	¥6	¥(5,516)	¥(5,475)	¥41
Other than Japanese government bonds	6,796	6,785	(11)	6,744	6,739	(5)	(52)	(46)	6

Total	¥23,280	¥23,234	¥(46)	¥17,712	¥17,713	¥1	¥(5,568)	¥(5,521)	¥47

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥799	¥800	¥1	¥519	¥512	¥(7)	¥(280)	¥(288)	¥(8)
Agency mortgage-backed securities	1,251	1,115	(136)	3,528	3,351	(177)	2,277	2,236	(41)

Total	¥2,050	¥1,915	¥(135)	¥4,048	¥3,863	¥(185)	¥1,998	¥1,948	¥(50)

Available-for-sale
securities measured at fair value decreased by ¥5,521 billion from March 31, 2023 to ¥17,713 billion as of March 31, 2024. This decrease was due primarily to our sales, and redemptions by the Japanese government, of Japanese government bonds, offset in part by our purchases of Japanese government bonds.
Held-to-maturity
securities measured at amortized cost increased by ¥1,998 billion from March 31, 2023 to ¥4,048 billion as of March 31, 2024. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.
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
Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2024, we had a total of ¥17,713 billion of available-for-sale
securities within our investments, of which ¥10,974 billion were Japanese government bonds. We had ¥23,234 billion and ¥17,713 billion of available-for-sale
securities measured at fair value as of March 31, 2023 and 2024, respectively, and net unrealized losses of ¥46 billion and net unrealized gains of ¥1 billion were reflected in accumulated other comprehensive income, net of tax, as of such dates, respectively. As the negative interest rate policy of the Bank of Japan that started in February 2016 was maintained until March 2024 and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bonds portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bonds portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Based on aggregated non-consolidated
figures of our principal banking subsidiaries on a managerial accounting basis after taking into account hedging activities, the average remaining period of our Japanese government bond portfolio included in available-for-sale
securities within our investments and excluding
held-to-maturity
securities as of March 31, 2024 was approximately 0.3 years compared to 0.7 years as of March 31, 2023.

Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.
Trading Account Assets
Trading account assets increased by ¥7,119 billion from March 31, 2023 to ¥36,760 billion at March 31, 2024. The increase was due mainly to an increase in the market value of receive-variable, pay-fixed
derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates, and increases in the fair value of trading account assets denominated in foreign currency and the market value of derivative instruments based on foreign exchange contracts, reflecting the depreciation of the yen.
Liabilities
The following table shows our liabilities as of March 31, 2023 and 2024:

	As of March 31,		Increase (decrease)
	2023	2024

	(in billions of yen)
Deposits	¥164,936	¥172,362	¥7,426
Due to trust accounts	749	246	(503)
Call money and funds purchased	1,815	1,661	(154)
Payables under repurchase agreements	25,737	38,105	12,368
Payables under securities lending transactions	886	1,350	464
Other short-term borrowings	3,397	3,645	248
Trading account liabilities	19,363	20,621	1,258
Bank acceptances outstanding	406	438	32
Income taxes payable	88	88	—
Deferred tax liabilities	25	32	7
Accrued expenses	443	649	206
Long-term debt	14,893	16,277	1,384
Other liabilities	6,318	6,269	(49)

Total liabilities	¥239,056	¥261,742	¥22,686

Total liabilities increased by ¥22,686 billion from March 31, 2023 to ¥261,742 billion as of March 31, 2024. The increase was due primarily to increases of ¥12,423 billion in short-term borrowings, ¥7,426 billion in deposits, ¥1,384 billion in long-term debt and ¥1,258 billion in trading account liabilities. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits
The following table shows a breakdown of our deposits as of March 31, 2023 and 2024:

	As of March 31,		Increase (decrease)
	2023	2024

	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥33,137	¥33,555	¥418
Interest-bearing deposits	92,625	95,039	2,414

Total domestic deposits	125,762	128,594	2,832

Foreign:
Noninterest-bearing deposits	3,043	3,360	317
Interest-bearing deposits	36,131	40,408	4,277

Total foreign deposits	39,174	43,768	4,594

Total deposits	¥164,936	¥172,362	¥7,426

Total deposits increased by ¥7,426 billion from March 31, 2023 to ¥172,362 billion as of March 31, 2024. Domestic deposits increased by ¥2,832 billion from March 31, 2023 to ¥128,594 billion as of March 31, 2024. Domestic interest-bearing deposits increased by ¥2,414 billion from March 31, 2023 to ¥95,039 billion as of March 31, 2024 due mainly to increases in ordinary deposits and time deposits, offset in part by a decrease in negotiable certificates of deposit. Domestic noninterest-bearing deposits increased by ¥418 billion from March 31, 2023 to ¥33,555 billion as of March 31, 2024 due mainly to an increase in current deposits, offset in part by a decrease in other deposits. Foreign deposits increased by ¥4,594 billion from March 31, 2023 to ¥43,768 billion as of March 31, 2024 due mainly to increases in time deposits and negotiable certificates of deposit, reflecting the depreciation of the yen.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2023 and 2024:

	As of March 31,						Increase (decrease)
	2023			2024
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

	(in billions of yen)
Due to trust accounts	¥749	¥—	¥749	¥246	¥—	¥246	¥(503)	¥—	¥(503)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	8,410	20,028	28,438	8,165	32,951	41,116	(245)	12,923	12,678
Other short-term borrowings	1,415	1,982	3,397	2,189	1,456	3,645	774	(526)	248

Total short-term borrowings	¥10,574	¥22,010	¥32,584	¥10,599	¥34,407	¥45,007	¥25	¥12,397	¥12,423

Total short-term borrowings increased by ¥12,423 billion from March 31, 2023 to ¥45,007 billion as of March 31, 2024. Domestic short-term borrowings increased by ¥25 billion due mainly to increases in other short-term borrowings and payables under securities lending transactions, offset in part by decreases in payables under repurchase agreements and due to trust accounts. Foreign short-term borrowings increased by ¥12,397 billion due mainly to an increase in payables under repurchase agreements.
Trading Account Liabilities
Trading account liabilities increased by ¥1,258 billion from March 31, 2023 to ¥20,621 billion as of March 31, 2024. The increase was due mainly to an increase in the market value of derivative instruments based on foreign exchange contracts, reflecting the depreciation of the yen.

Equity
The following table shows a breakdown of equity as of March 31, 2023 and 2024:

	As of March 31,		Increase (decrease)
	2023	2024

	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,833	¥5,834	¥1
Retained earnings	2,442	3,120	678
Accumulated other comprehensive income, net of tax	649	985	336
Treasury stock, at cost	(9)	(9)	—

Total MHFG shareholders’ equity	8,915	9,929	1,014
Noncontrolling interests	810	502	(308)

Total equity	¥9,725	¥10,431	¥706

Total equity increased by ¥706 billion from March 31, 2023 to ¥10,431 billion as of March 31, 2024 due mainly to increases in retained earnings and accumulated other comprehensive income, net of tax, offset in part by a decrease in noncontrolling interests.
Retained earnings increased by ¥678 billion from March 31, 2023 to ¥3,120 billion as of March 31, 2024. This increase was due primarily to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2024 of ¥912 billion, offset in part by dividend payments of ¥235 billion.
Accumulated other comprehensive income, net of tax, increased by ¥336 billion from March 31, 2023 to ¥985 billion as of March 31, 2024. The increase was due primarily to foreign currency translation adjustments of ¥240 billion and defined benefit plan adjustments of ¥76 billion.
Noncontrolling interests decreased by ¥308 billion from March 31, 2023 to ¥502 billion as of March 31, 2024. The decrease was due mainly to the deconsolidation of certain investment funds, offset in part by an increase in net assets of certain investment funds that we consolidate.
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
Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥7,426 billion, or 4.5%, from March 31, 2023 to ¥172,362 billion as of March 31, 2024.
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

The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2024:

As of May 31, 2024
	S&P		Moody’s
	Long-term	Short-term	Long-term	Short-term
Mizuho Financial Group	A-	—	A1	P-1
Mizuho Bank	A	A-1	A1	P-1
Mizuho Trust & Banking	A	A-1	A1	P-1
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
In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee and our President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2024, the balance of Japanese government bonds included within our investments and measured at fair value was ¥11.0 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.
Under the regulatory liquidity requirements in Japan that consist of the liquidity coverage ratio (“LCR”) standard and the net stable funding ratio (“NSFR”) standard, the regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated
LCR data of our principal banking subsidiaries, each for the three months ended March 31, 2024, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated
NSFR data of our principal banking subsidiaries, each as of March 31, 2024. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.

Liquidity Coverage Ratio (LCR)

For the three months ended March 31, 2024
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥81,168
Net cash outflows (weighted)	62,571
LCR	129.7%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥76,584
Net cash outflows (weighted)	59,343
LCR	129.1%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥75,371
Net cash outflows (weighted)	57,635
LCR	130.8%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,517
Net cash outflows (weighted)	1,734
LCR	148.3%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,435
Net cash outflows (weighted)	1,636
LCR	153.0%
Net Stable Funding Ratio (NSFR)

As of March 31, 2024
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	¥116,744
Required stable funding (weighted)	98,606
NSFR	118.3%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	¥111,312
Required stable funding (weighted)	92,598
NSFR	120.2%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	¥107,523
Required stable funding (weighted)	87,914
NSFR	122.3%
Mizuho Trust and Banking (Consolidated)
Available stable funding (weighted)	¥3,423
Required stable funding (weighted)	2,943
NSFR	116.3%
Mizuho Trust and Banking (Non-Consolidated)
Available stable funding (weighted)	¥3,349
Required stable funding (weighted)	2,866
NSFR	116.8%

For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity.”
Off-balance-sheet
Arrangements
We engage in various types of
off-balance-sheet
arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2023 and 2024:

	As of March 31,		Increase (decrease)
	2023	2024

	(in billions of yen)
Guarantees:
Performance guarantees	¥3,548	¥3,896	¥348
Guarantees on loans	228	348	120
Guarantees on securities	82	93	11
Other guarantees	3,306	3,543	237
Guarantees for the repayment of trust principal	18	16	(2)
Liabilities of trust accounts	554	599	45
Derivative financial instruments	83,420	113,108	29,688

	As of March 31,		Increase (decrease)
	2023	2024

	(in billions of yen)
Commitments:
Commitments to extend credit	¥100,973	¥115,577	¥14,604
Commercial letters of credit	1,336	1,778	442

Total commitments	¥102,309	¥117,355	¥15,046

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

Tabular Disclosure of Contractual Obligations
In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2024:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total

	(in billions of yen)
Time deposits	¥45,521	¥1,156	¥932	¥274	¥317	¥300	¥48,500
Certificates of deposit	11,124	220	173	74	—	—	11,591
Long-term debt	3,500	927	1,692	1,364	987	7,809	16,277
Operating leases	81	61	49	39	33	314	578

Total (1)(2)	¥60,225	¥2,364	¥2,846	¥1,750	¥1,337	¥8,423	¥76,946

Notes:
(1)
Contributions to our pension plans, which are not included in the above table, are expected to be approximately ¥23 billion in the fiscal year ending March 31, 2025, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

(2)
Unrecognized tax benefits, which are not included in the above table, were ¥7.6 billion, of which ¥3.0 billion was interest and penalties, as of March 31, 2024. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

Capital Adequacy
All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.
Regulatory Capital Requirements
The capital adequacy guidelines applicable to Japanese banks and bank holding companies each with international operations supervised by the Financial Services Agency, including us, require them to measure and apply capital charges with respect to their credit risk, market risk and operational risk.
Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk and market risk, and under the finalized Basel III reforms, the standardized approaches and the advanced measurement approaches for operational risk are replaced with a single revised standardized approach to be used by all banks. We started to adopt the advanced internal ratings-based approach for the calculation of credit risk since March 31, 2009, and have adopted the advanced internal ratings-based approach which was revised under the Basel III finalization framework since March 31, 2024. For the calculation of market risk and operational risk, we had adopted the advanced measurement approach and the internal model approach, respectively, until March 30, 2024, and have adopted the standardized approach for the calculation of both risks since March 31, 2024.
As a bank and bank holding company with international operations, Mizuho Bank and Mizuho Trust & Banking are required to have a minimum Common Equity Tier 1 ratio of 4.5%, Tier 1 capital ratio of 6.0%, and total capital ratio of 8.0% on both a consolidated and non-consolidated
basis, and Mizuho Financial Group is required to have the same minimum Common Equity Tier 1 ratio, Tier 1 capital ratio, and total capital ratio on a consolidated basis.
In addition, we are also subject to capital conservation buffers and countercyclical buffers, and Mizuho Financial Group is also subject to additional loss absorbency requirements for a global systemically important bank
(“G-SIB”)
and domestic systemically important bank
(“D-SIB”).
These buffer requirements must be met with Common Equity Tier 1 capital. The capital conservation buffer and the additional loss absorbency requirements currently applicable to us are 2.5% and 1.0%, respectively. The countercyclical buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures, which, ranging from 0% to 2.5%, would be imposed on banking organizations, subject to national discretion by the respective regulatory authorities. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”
We are required to maintain a minimum leverage ratio of 3.15% from April 1, 2024, which ratio had been 3.0% until March 31, 2024. In addition, Mizuho Financial Group is subject to the leverage ratio buffer requirement for
G-SIBs
of 0.55% from April 1, 2024, which had been 0.5% until March 31, 2024, and thus the minimum leverage ratio requirement together with the minimum leverage ratio buffer requirement applicable to Mizuho Financial Group from April 1, 2024 is 3.70% in total. The leverage ratio is a measure of non-risk
based capital adequacy that is calculated by dividing Tier 1 capital (as numerator) by the total exposure (denominator), with adjustments made to on-
and
off-balance
assets. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”
Under Total Loss Absorbing Capacity (“TLAC”) regulations, Mizuho Financial Group is required to meet minimum TLAC requirements of at least 18% of the resolution group’s risk-weighted assets and at least 7.10% from April 1, 2024, which had been 6.75% until March 31, 2024, of its total exposure. Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets as their external TLAC. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total Loss Absorbing Capacity.”
Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios
Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31, 2023 and 2024, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2023	March 31, 2024

	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥8,315.5	¥9,259.9	¥944.4
Additional Tier 1 capital	1,487.8	1,541.8	54.0

Tier 1 capital	9,803.3	10,801.8	998.5
Tier 2 capital	1,503.5	1,512.7	9.2

Total capital	¥11,306.9	¥12,314.6	¥1,007.7

Risk-weighted assets	¥70,434.1	¥72,720.2	¥2,286.1
CET1 capital ratio	11.80%	12.73%	0.93%
Required CET1 capital ratio (1)	8.06%	8.09%	—
Tier 1 capital ratio	13.91%	14.85%	0.94%
Required Tier 1 capital ratio (1)	9.56%	9.59%	—
Total capital ratio	16.05%	16.93%	0.88%
Required total capital ratio (1)	11.56%	11.59%	—
CET1 available after meeting the bank’s minimum capital requirements	7.30%	8.23%	0.93%
Total Exposure (2)	¥219,441.1	¥229,376.8	¥9,935.7
Leverage ratio (3)	4.46%	4.70%	0.24%
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	24.02%	25.35%	1.33%
External TLAC ratio (total exposure basis, including capital buffers) (4)	8.85%	9.17%	0.32%

Note:
(1)
The required ratios described above, as of March 31, 2023 and 2024, include the capital conservation buffer of 2.5%, the countercyclical buffer of 0.06% and 0.09%, respectively, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets and certain other risk amounts. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)
As of March 31, 2023 and 2024, our total exposures (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were ¥271,418.1 billion and ¥287,489.9 billion, respectively.

(3)
As of March 31, 2023 and 2024, our leverage ratios on a consolidated basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 3.61% and 3.75%, respectively.

(4)
As of March 31, 2023 and 2024, our external TLAC ratios on a total exposure basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 7.15% and 7.32%, respectively.

Our total capital ratio as of March 31, 2024 was 16.93%, an increase of 0.88% points compared to March 31, 2023. Our Tier 1 capital ratio as of March 31, 2024 was 14.85%, an increase of 0.94% points compared to March 31, 2023. Our Common Equity Tier 1 capital ratio as of March 31, 2024 was 12.73%, an increase of 0.93% points compared to March 31, 2023. Our total capital ratio, Tier 1 capital ratio and Common Equity Tier 1 capital ratio increased due mainly to an increase in Common Equity Tier 1 capital. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2024.
Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2023 and 2024, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2023	March 31, 2024
Mizuho Bank
Common Equity Tier 1 capital ratio	10.51%	11.26%	0.75%
Tier 1 capital ratio	12.78%	13.60%	0.82%
Total capital ratio	14.94%	15.76%	0.82%
Leverage ratio	4.03%	4.21%	0.18%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	25.94%	28.98%	3.04%
Tier 1 capital ratio	25.94%	28.98%	3.04%
Total capital ratio	25.95%	28.99%	3.04%
Leverage ratio	10.61%	11.62%	1.01%
We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2024.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated
basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidated
basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2024, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.
Recent Accounting Pronouncements
See note 2 to our consolidated financial statements included elsewhere in this annual report.
Reconciliation with Japanese GAAP
Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in note 1 to our consolidated financial statements included elsewhere in this annual report. These principles and policies differ in some respects from Japanese GAAP. For reporting based on Japanese banking regulations, we prepare our annual financial results using financial statements in accordance with Japanese GAAP. In addition, pursuant to the requirements of the Tokyo Stock Exchange, we prepare quarterly financial statements which are also under Japanese GAAP. Pursuant to the Japanese securities law, we will prepare semi-annual financial statements under Japanese GAAP starting the fiscal year ending March 31, 2025 due to amendments to the law, while we had prepared quarterly financial statements under Japanese GAAP until the fiscal year ended March 31, 2024. To show the major reconciling items between our U.S. GAAP financial statements and our Japanese GAAP financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net income and shareholders’ equity under U.S. GAAP with those amounts under Japanese GAAP.

	As of and for the fiscal year ended March 31, 2024
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥9,929.1	¥912.5
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	1.9	(52.2)
2. Investments	(129.0)	(566.0)
3. Loans	286.8	8.8
4. Allowances for credit losses on loans and off-balance-sheet instruments	113.0	(26.1)
5. Premises and equipment	(117.6)	55.1
6. Land revaluation	151.3	(3.8)
7. Business combinations	(92.8)	(10.7)
8. Pension liabilities	70.2	60.4
9. Consolidation of variable interest entities	80.0	66.3
10. Deferred taxes	(63.0)	161.0
11. Foreign currency translation	—	74.6
12. Other	2.7	(0.9)

Japanese GAAP	¥10,232.5 (1)	¥678.9

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

During the fiscal year ended March 31, 2024, certain subsidiaries of ours partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.
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

12.	Other
This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
Directors
Shown below is information regarding the directors of Mizuho Financial Group, Inc. as of June 26, 2024:

Name	Age	Director Type	Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk (4)	IT / Digital Transformation (5)	Human Resources (6)
Yoshimitsu Kobayashi	77	Independent (1)	—	Chair	—	—	—	—	Member
Ryoji Sato	77	Independent (1)	—	—	—	Chair	—	—	—
Takashi Tsukioka	73	Independent (1)	—	Member	Chair	—	—	Member	Member
Kotaro Ohno	72	Independent (1)	—	Member	—	Member	—	—	Member
Hiromichi Shinohara	70	Independent (1)	—	Member	—	—	—	Chair	Member
Izumi Kobayashi	65	Independent (1)	Chair	Member	—	—	Member	—	Member
Yumiko Noda	64	Independent (1)	—	—	Member	—	Member	—	—
Takakazu Uchida	63	Independent (1)	—	—	Member	Member	—	—	—
Seiji Imai	62	Non-executive (2)	—	—	—	—	—	—	—
Hisaaki Hirama	61	Non-executive (2)	—	—	—	Member	Chair	Member	—
Masahiro Kihara	58	Executive (3)	—	—	—	—	—	—	Chair
Hidekatsu Take	59	Executive (3)	—	—	—	—	—	—	—
Mitsuhiro Kanazawa	56	Executive (3)	—	—	—	—	—	—	—
Takefumi Yonezawa	53	Executive (3)	—	—	—	—	—	—	—

Notes:
(1)
Directors satisfying the requirements for outside directors, as defined in the Companies Act of Japan, and those for independent directors, as defined both by the Tokyo Stock Exchange, Inc. and by Mizuho Financial Group, Inc.

(2)	Directors not concurrently serving as executive officers, employees or executive directors of Mizuho Financial Group, Inc. or its subsidiaries.
(3)	Directors concurrently serving as executive officers.
(4)	Risk Committee consists of three directors and two outside experts (who are not directors).
(5)	IT / Digital Transformation Committee consists of three directors and two outside experts (who are not directors).
(6)	Human Resources Review Meeting consists of six directors.
The directors’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:
Mr.
 Yoshimitsu Kobayashi
has been Member of the Board of Directors since June 2020. Previously, he had been Chairperson and Representative Director, President of Mitsubishi Chemical Holdings Corporation*. He concurrently serves as Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.
*	Current Mitsubishi Chemical Group Corporation
Mr.
 Ryoji Sato
has been Member of the Board of Directors since June 2020. Previously, he had been Chief Executive Officer of Deloitte Touche Tohmatsu LLC. He concurrently serves as Audit & Supervisory Board Member of Nippon Life Insurance Company (Outside Director (Audit & Supervisory Committee Member) since July 2022).
Mr.
 Takashi Tsukioka
has been Member of the Board of Directors since June 2021. Previously, he had been Representative Director, Chairperson / Chief Executive Officer of Idemitsu Kosan Co., Ltd. He concurrently serves as Honorary Advisor of Idemitsu Kosan Co., Ltd. and Outside Director of MITSUI-SOKO HOLDINGS Co., Ltd.

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
*Current BofA Securities Japan Co., Ltd
Ms.
 Yumiko Noda
has been Member of the Board of Directors since June 2023. Previously, she had been President and Representative Director of Veolia Japan K.K.*; and Partner, Head of PPP and Infrastructure of PwC Advisory; and Deputy Mayor of Yokohama City. She concurrently serves as Chairman and Representative Director of Veolia Japan GK, Outside Director of East Japan Railway Company and Outside Director of SUMITOMO CHEMICAL COMPANY, LIMITED.
*Current Veolia Japan GK
Mr.
 Takakazu Uchida
was appointed as Member of the Board of Directors in June 2024. Previously, he had been Representative Director, Executive Vice President, Chief Financial Officer of MITSUI & CO., LTD.; and Governor of the Government Pension Investment Fund. He concurrently serves as Counselor of MITSUI & CO., LTD.; and Member of an Expert Panel on JFSA’s Policy Evaluations.
Mr.
 Seiji Imai
has been a
non-executive
Member of the Board of Directors and Chairman (
Kaicho
) since April 2022. Previously, he had been Member of the Board of Directors from June 2021 to April 2022; Deputy President & Senior Executive Officer / Head of Global Corporate Company from April 2021 to April 2022; Head of Corporate & Institutional Company and Representative Executive Officer from April 2020 to April 2022; Head of Global Products Unit from April 2020 to April 2021; Head of Global Corporate Company from April 2018 to April 2020; Head of Asia & Oceania excl. East Asia from April 2016 to April 2018; and General Manager of Seoul Branch from April 2014 to April 2016.
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
Mr.
 Masahiro Kihara
has been the President & Group CEO (Representative Executive Officer) and Member of the Board of Directors since February 2022 and June 2022, respectively. Previously, he had been Head of Global Products Unit from April 2021 to April 2022; Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company from April 2021 to February 2022; Head of Strategic Planning Group of Mizuho Securities Co., Ltd. from April 2020 to April 2021; Head of Financial Control & Accounting Group of Mizuho Securities Co., Ltd. or in charge of similar responsibilities from April 2018 to April 2021; Executive Officer, General Manager of Risk Management Department of Mizuho Securities Co., Ltd. from April 2017 to April 2018; and Project Manager of Risk Governance Enhancement Project Team from

April 2014 to April 2017. He concurrently serves as Member of the Board of Directors at Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.
Mr.
 Hidekatsu Take
has been Senior Executive Officer / Head of Global Corporate Company (current Global Corporate & Investment Banking Company), Deputy President & Senior Executive Officer or in charge of similar responsibilities since April 2022 and April 2024, respectively, and was appointed as Member of the Board of Directors in June 2024. Previously, he had been Head of Corporate & Institutional Company from April 2022 to April 2023; Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2021 to April 2022; Head of Asia Oceania from April 2018 to April 2021; and Joint Head of Americas of Mizuho Bank, Ltd. from April 2016 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
Mr.
 Mitsuhiro Kanazawa
has been Senior Executive Officer / Group Chief Information Officer (Group CIO) since April 2024 and was appointed as Member of the Board of Directors in June 2024. Previously, he had been Group
Co-Chief
Information Officer and Group Chief Process Officer (Group CPrO) from April 2023 to April 2024;
Co-Head
of IT & Systems Group from April 2022 to April 2023; Deputy Head of Strategic Planning Group or in charge of similar responsibilities from March 2021 to April 2022; General Manager of Risk Management Department from April 2020 to March 2021; he had been in charge of Credit of Global Corporate Department from April 2019 to April 2020; and General Manager of Americas Division from April 2015 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Director of Mizuho Research & Technologies, Ltd.
Mr.
 Takefumi Yonezawa
has been Senior Executive Officer / Group Chief Financial Officer (Group CFO), General Manager of International Accounting Standards Project Team since April 2023 and was appointed as Member of the Board of Directors in June 2024. Previously, he had been Deputy Head of Financial Control & Accounting Group from April 2022 to April 2023; General Manager of Financial Planning Department from April 2019 to April 2022; and Joint General Manager of Financial Planning Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Executive Officers
Shown below is information regarding the executive officers of Mizuho Financial Group, Inc. as of June 26, 2024:

Name	Age	Title	Area of Oversight
Masahiro Kihara (1)	58	President & Group CEO (2)	President & Group CEO
Hidekatsu Take (1)	59	Deputy President & Senior Executive Officer (2)	Head of Global Corporate & Investment Banking Company / In Charge of Specially Assigned Matters
Kazutoshi Isogai	55	Senior Executive Officer	Head of Retail & Business Banking Company
Masayuki Sugawara	59	Senior Executive Officer	Head of Corporate & Investment Banking Company
Kenya Koshimizu	57	Senior Executive Officer	Co-Head of Global Markets Company
Daishi Sasaki	56	Senior Executive Officer	Co-Head of Global Markets Company
Noriyuki Sato	58	Senior Executive Officer	Head of Asset Management Company / In Charge of Specially Assigned Matters
Tsutomu Yamamoto	55	Senior Executive Officer	Head of Global Transaction Banking Unit
Yasuhiko Ushikubo	57	Senior Executive Officer	Head of Research & Consulting Unit / Group Chief Sustainability Officer (Group CSuO)
Naoshi Inomata	57	Senior Executive Officer	Group Chief Strategy Officer (Group CSO)
Minako Nakamoto	55	Senior Executive Officer	Group Chief Governance Officer (Group CGO)
Takefumi Yonezawa (1)	53	Senior Executive Officer	Group Chief Financial Officer (Group CFO) / General Manager of International Accounting Standards Project Team
Shiro Shiraishi	53	Senior Executive Officer	Group Chief Risk Officer (Group CRO)
Nobuhiro Kaminoyama	56	Senior Executive Officer	Group Chief Human Resources Officer (Group CHRO) / Group Chief Digital Officer (Group CDO)
Natsumi Akita	52	Senior Executive Officer	Group Chief Culture Officer (Group CCuO) / Group Chief Branding Officer (Group CBO)
Mitsuhiro Kanazawa (1)	56	Senior Executive Officer	Group Chief Information Officer (Group CIO)
Shinichiro Hihara	53	Senior Executive Officer	Group Co-Chief Information Officer (Group Co- CIO)
Hideki Tsujimori	53	Senior Executive Officer	Group Chief Process Officer (Group CPrO)
Makoto Matsubara	56	Senior Executive Officer	Group Chief Compliance Officer (Group CCO)
Hisashi Kikuchi	58	Senior Executive Officer	Group Chief Audit Executive (Group CAE)

Notes:
(1)	Executive officers concurrently serving as directors.
(2)	Representative Executive Officer.
The executive officers’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:
For information on
Messrs. Masahiro Kihara, Hidekatsu Take, Mitsuhiko Kanazawa, and Takefumi Yonezawa,
see “—Directors.”
Mr.
 Kazutoshi Isogai
has been Senior Executive Officer / Head of Retail & Business Banking Company since April 2023. Previously, he had been Deputy Head of Retail & Business Banking Company from April 2022 to April 2023; General Manager for Strategic Planning Group or in charge of similar responsibilities from March

2021 to April 2022; and General Manager of Fukuoka Branch of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2019 to March 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
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
Mr.
 Kenya Koshimizu
has been Senior Executive Officer /
Co-Head
of Global Markets Company since April 2022, and
Co-Head
of Global Markets Division of Mizuho Bank, Ltd. since April 2019. Previously, he had been
Co-Head
of Fixed Income Business Division of Mizuho Securities Co., Ltd. from April 2018 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
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
Mr.
 Noriyuki Sato
has been Senior Executive Officer / Head of Asset Management Company and In Charge of Specially Assigned Matters since April 2023. Previously, he had been Director, Chief Executive Officer of Agility Asset Advisers (PhillipCapital Group), AP Property Fund Management from May 2021 to April 2023; Director, Chief Strategy Officer of Agility Asset Advisers (PhillipCapital Group), AP Property Fund Management or in charge of similar responsibilities from April 2020 to May 2021; and Chief Investment Officer of Asset Management One, Singapore from July 2017 to April 2020. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
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
Mr.
 Yasuhiko Ushikubo
has been Senior Executive Officer / Head of Research & Consulting Unit and Group Chief Sustainability Officer (Group CSuO) since April 2020 and September 2022, respectively. Previously, he had been Deputy President of Mizuho Research & Technologies, Ltd. from April 2021 to April 2023; Deputy Head of Research & Consulting Unit from April 2019 to April 2020; and General Manager of Industry Research Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.; and Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Mr.
 Naoshi Inomata
has been Senior Executive Officer / Group Chief Strategy Officer (Group CSO) or in charge of similar responsibilities since April 2020. Previously, he had been in charge of Specially Assigned Matters from April 2019 to April 2021. He concurrently serves as Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd. and Managing Executive Officer of Mizuho Bank, Ltd.

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
Mr.
 Shiro Shiraishi
has been Senior Executive Officer / Group Chief Risk Officer (Group CRO) since April 2024. Previously, he had been Chief Audit Executive or in charge of similar responsibilities of Mizuho Bank, Ltd. from April 2022 to April 2024; Deputy Head of Retail & Business Banking Company from October 2021 to April 2022; General Manager of Retail & Business Banking Coordination Department from April 2019 to March 2022; and President of Mizuho Factors, Limited from April 2019 to March 2020. He concurrently serves as Executive Managing Director of Mizuho Bank, Ltd.
Mr.
 Nobuhiro Kaminoyama
has been Senior Executive Officer / Group Chief Human Resources Group (Group CHRO) or in charge of similar responsibilities and Group Chief Digital Officer (Group CDO) since April 2021 and April 2024, respectively. Previously, he had been Member of the Board of Directors from June 2021 to June 2024; and General Manager of Corporate Secretariat from June 2018 to June 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Ms.
 Natsumi Akita
has been Senior Executive Officer / Group Chief Culture Officer (Group CCuO) and Group Chief Branding Officer (Group CBO) since December 2022 and April 2024, respectively. Previously, she had been Group Chief People Officer (Group CPO) from May 2022 to April 2024; Vice President of Marketing Division of Adobe Inc. from April 2018 to May 2022; Senior Director of Marketing Division of Adobe Inc. from April 2017 to April 2018; and Vice President of Japan Region of Mastercard Inc. from November 2015 to April 2017. She concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
Mr.
 Shinichiro Hihara
has been Senior Executive Officer / Group
Co-Chief
Information Officer (Group
Co-
CIO) since April 2024. Previously, he had been Deputy Group Chief Information Officer from April 2023 to April 2024; Chief of IT Sector of Mizuho Research & Technologies, Ltd. from April 2022 to April 2024; General Manager of Executive Secretariat from April 2020 to April 2022; and General Manager of Corporate Communications Department from April 2018 to April 2020. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
Mr.
 Hideki Tsujimori
has been Senior Executive Officer / Group Chief Process Officer (Group CPrO) since April 2024. Previously, he had been Deputy Group Chief Process Officer from April 2023 to April 2024; General Manager of Trust Business Solution Department No.3 from July 2021 to April 2023; General Manager of Trust Business Department II from April 2019 to July 2021; and General Manager of Brand Management Office, Corporate Communications Department from April 2017 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.
Mr.
 Makoto Matsubara
has been Senior Executive Officer / Group Chief Compliance Officer (Group CCO) or in charge of similar responsibilities since April 2022. Previously, he had been Group Chief Crisis Management Officer (Group CCMO) from July 2021 to April 2022; and Executive Officer, General Manager of Global Talent Planning and Management Department or in charge of similar responsibilities from April 2019 to July 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.
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
The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2024 (base compensation, stock compensation I (paid or expected to be paid at the time of retirement) and others) and March 31, 2023 (performance payments and stock compensation II (paid during the term in office)) are shown on the following table:

			Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2024			For the fiscal year ended March 31, 2023
Classification		Aggregate Amount of Compensation (in millions of yen)	Base Compensation	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Performance Payments	Stock Compensation II (paid during the term in office)	Other
Directors	Amount	343	243	49	0	—	—	49
	Number of Persons	11	11	10	10	—	—	1
Executive officers as defined in the Companies Act	Amount	1,593	794	144	1	328	326	—
	Number of Persons	26	20	20	20	18	18	—

Notes:
(1)	Fractions are rounded down.
(2)
With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2023 and 2024 are stated.

(3)	With respect to the amounts, the aggregate amounts paid or expected to be paid for the fiscal years ended March 31, 2023 and 2024 are stated.
(4)
The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

(5)
The number of directors in the “Base Compensation” column for the fiscal year ended March 31, 2024 includes one director who retired on June 23, 2023. The number of executive officers as defined in the Companies Act for the compensation for the fiscal year ended March 31, 2023 includes six executive officers as defined in the Companies Act who resigned on April 1, 2023.

(6)
With respect to the Stock Compensation I for the directors and the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the

Compensation Committee of Mizuho Financial Group in July 2023 based on the functions and responsibilities of each of the Officers, as the stock ownership points granted for the fiscal year ended March 31, 2024 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (¥2,229.193 per share).

(7)
The condolence money premiums subsidies concerning the fiscal year ended March 31, 2024 are included in the above table under the “Other” column for the fiscal year ended March 31, 2024, which are based on the decision by the Compensation Committee.

(8)
The metric for such performance payments and stock compensation II for the fiscal year ended March 31, 2023 was our consolidated net business profits and net gains or losses related to ETFs and others and consolidated net income and consolidated ROE and expense ratio. The target amount and results of the consolidated net business profits and net gains or losses related to ETFs and others metric were ¥860.0 billion and ¥807.1 billion, respectively. The target amount and results of the consolidated net income metric were ¥540.0 billion and ¥555.5 billion, respectively. The target amount and result of consolidated ROE metric were 6.4% and 6.6%, respectively. The target amount and results of the expense ratio metric were 63.9% and 65.0%, respectively.

(9)
With respect to the performance payments for executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2023 as the performance payments for the fiscal year ended March 31, 2023 are stated.

(10)
With respect to the Stock Compensation II for the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2023 based on each position and performance, as the stock ownership points granted for the fiscal year ended March 31, 2023 by the book value of Mizuho Financial Group stock (¥2,229.193 per share). Stock Compensation II for the fiscal year ended March 31, 2023 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2025.

(11)
With respect to the Other for the fiscal year ended March 31, 2023, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

(12)
Because the amount of the performance payments and stock compensation II to be paid with respect to the fiscal year ended March 31, 2024 has not yet been determined at present, the aggregate compensation above does not include the amount of such performance payments and stock compensation II; however, the necessary reserve is recorded for accounting purposes.

Listed companies in Japan are required under Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors, audit & supervisory board members and executive officers as defined in the Companies Act for the relevant fiscal year if the aggregate annual compensation per director / audit & supervisory board member / executive officer as defined in the Companies Act equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and audit & supervisory board members of such subsidiaries). The following table sets forth the relevant information that Mizuho Financial Group has disclosed pursuant to such regulations:

Name (Classification)	Aggregate Amount of Compensation (in millions of yen)	Company	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2024			For the fiscal year ended March 31, 2023
			Base Compensation	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Performance Payments	Stock Compensation II (paid during the term in office)	Other
Masahiro Kihara (Executive officer as defined in the Companies Act)	191	Mizuho Financial Group	70	15	0	41	43	—
		Mizuho Bank	3	0	—	2	2	—
		Mizuho Trust & Banking	1	0	—	0	0	—
		Mizuho Securities	2	0	—	1	1	—
Seiji Imai (Director)	133	Mizuho Financial Group	70	14	0	—	—	49
Makoto Umemiya (Executive officer as defined in the Companies Act)	104	Mizuho Financial Group	20	4	0	8	8	—
		Mizuho Bank	22	4	—	9	9	—
		Mizuho Trust & Banking	7	1	—	3	3	—

Note:
(1)	Fractions are rounded down.
(2)	An executive officer as defined in the Companies Act who concurrently serves as a director is indicated as Executive officer as defined in the Companies Act.
(3)
With respect to the “Other” column for the fiscal year ended March 31, 2023, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

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
In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2024.

On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2024.
On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2024.
On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2024.
On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2024.
On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2024.
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
On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2024.

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
Basic Principle
Executive compensation shall be provided as compensation for the responsibilities assigned to and the performance of each of the Officers, and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our corporate philosophy.
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

2.
We shall introduce, as necessary, methods to decrease or compel forfeiture of such deferred amounts or to compel forfeiture of, in whole or in part, compensation already paid. In addition, we have established and maintain a separate compensation recovery policy called the “Recovery Policy for Executive Compensation” based on Section 303A.14 of the New York Stock Exchange Listed Company Manual.

Governance

1.	In order to effectively secure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine important related matters such as this policy, the design of the executive compensation system and the executive compensation for each of director and executive officer as defined in the Companies Act.

2.	All members of the Compensation Committee shall be in principle appointed from among outside directors (or at least non-executive directors), and the Chairperson thereof shall be an outside director.
Disclosure
In order to effectively secure transparency with respect to executive compensation, this policy, the executive compensation system and executive compensation that has been decided, shall be disclosed in a lawful, appropriate manner through suitable means.
Compensation System
Compensation for our Officers shall consist of Base Compensation and Incentive Compensation. Details of the compensation type, performance linkage, payment timing and payment method of each compensation type are shown in the chart below.
The proportion of each type of compensation for Officers is determined according to the functions and responsibilities of each of the Officers and the proportion of Incentive Compensation is determined so as to maximize the proportion of the Group CEO’s compensation. From the perspective of ensuring the effectiveness of the supervisory function, compensation for
Non-executive
officers responsible for management supervision shall, in principle, consist of only Base Compensation and Stock Compensation I, with respect to which the details of the payment is not changed due to, among other reasons, our business results, and such composition shall be, in principle, 85% and 15%, respectively.
«Composition of Compensation»

1.	Payment will be made monthly in cash in accordance with the roles and responsibilities of each of the Officers.
2.	Payment in accordance with the roles and responsibilities of each of the Officers as an incentive to increase corporate value over the medium- to long-term and for other purposes.
3.
Payment in accordance with level of achievement of financial indicators emphasized by the Mizuho Financial Group and the evaluation of indicators related to stakeholders as an incentive to increase corporate value over the medium- to long-term and for other purposes.

4.
Payment in accordance with level of achievement of financial indicators emphasized by the Mizuho Financial Group and the evaluation of individual performance as an incentive for fiscal year performance to increase corporate value.

5.	Deferred payment over three years starting the fiscal year after next for payments above a certain amount.
6.
A system has been adopted that enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

•	Matters regarding corporate performance linked compensation and others
Stock Compensation II and Short-term Incentive Compensation, which are categorized as corporate performance linked compensation and others, shall be determined by multiplying the base amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance linked factor.
The corporate performance linked factor for Stock Compensation II shall be determined by the Compensation Committee within the range of 0% to 150% based on target achievement rates for medium- to long-term performance indicators, with respect to which the evaluation axes are “Finance of Mizuho Financial Group,” “Customers,” “Economy and society” and “Employees.” For the medium-to
long-term performance indicators, we selected “Consolidated ROE” (which indicates management efficiency), “Consolidated Net Business Profits + Net gains or losses related to ETFs and others” (which indicates the profitability of the core operations) and “Total Shareholder Return (TSR)” (which indicates overall shareholder returns), with respect to which the evaluation axis is “Finance of Mizuho Financial Group.” In addition, we selected, among others, “Sustainable finance amount” (which indicates the outcome of responding to capital demand for resolution of environmental and societal issues), “Assessments by ESG rating agencies” (which indicates the objective assessments of sustainability promotion structure) and “Engagement score” and “Inclusion score” (which indicate the status of human capital enhancement and corporate culture transformation), with respect to which the evaluation axes are “Customers,” “Economy and society” and “Employees.
The corporate performance linked factor for Short-term Incentive Compensation shall be determined by the Compensation Committee within the range of 0% to 150% based on the figure calculated by multiplying (i) the factor of the evaluation based on the target achievement rates for short-term performance indicators we selected, with respect to which the evaluation axis is “Finance of Mizuho Financial Group” (the “short-term performance indicators” and, along with the evaluation using such indicators, hereinafter the “evaluation of short-term performance indicators”) by (ii) the evaluation factor based on individual evaluation of each Officer. For the short-term performance indicators, we selected the “Profit Attributable to Owners of Parent” (which is the final result of management’s performance) and the “Gross Profit RORA” (which indicates the management’s efficiency), with respect to which the evaluation axis is “Finance of Mizuho Financial Group.” In addition, individual evaluation shall be conducted based on perspectives of evaluation to be set based on the functions and responsibilities of each of the Officers. In the case of the Group CEO, the factor of the evaluation of short-term performance indicators fluctuates within the range of 0% to 140%, the individual evaluation factor fluctuates within the range of 0% to 110%, and the evaluation factor for the short-term performance indicators and individual evaluation is capped at 150%.

«Medium- to long-term Incentive Compensation (Stock Compensation II)»

«Short-term Incentive Compensation»

•	Matters regarding non-monetary compensation (Stock Compensation)
We have introduced a stock compensation system utilizing a trust (the “System”). The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust with the fund we contribute to, which is to be provided to the Officers in accordance with the Rules of Distribution of Officer Shares stipulated. The System consists of Stock Compensation I and Stock Compensation II.
Stock Compensation I refers to the system in which a fixed number of shares is given to an Officer at the time of their resignation, which is determined by the functions and responsibilities of each of the Officers at the time. The system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.

Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with, among others, the target achievement rates with regard to the financial indicators and indicators related to stakeholders, which are emphasized by the Group to increase its corporate value over the medium- to long-term. The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.
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

The Board of Directors held 15 meetings in the fiscal year ended March 31, 2024. In particular, the Board discussed transformation of corporate culture, sustainability initiatives, IT and digital transformation initiatives, the recognition of current management issues and the current status of key strategies at major subsidiaries, and the progress of the business improvement plan. The average attendance rate was 99%.
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
The Chairperson of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least
Non-Executive
Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairperson, are outside directors. As of June 26, 2024, the members of the Nominating Committee are Mr. Yoshimitsu Kobayashi (Chairperson), Mr. Takashi Tsukioka, Mr. Kotaro Ohno, Mr. Hiromichi Shinohara and Ms. Izumi Kobayashi.
The Nominating Committee held 14 meetings in the fiscal year ended March 31, 2024. In particular, the Committee discussed the concept of Board composition, the succession of outside directors, our Group CEO, and CEO of the Three Core Companies, and director nomination and appointment for the fiscal year ending March 31, 2025 at Mizuho Financial Group and the Three Core Companies. The average attendance rate was 100%.
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
The Chairperson of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least
Non-Executive
Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairperson, are outside directors. As of June 26, 2024, the members of the Compensation Committee are Mr. Takashi Tsukioka (Chairperson), Ms. Yumiko Noda and Mr. Takakazu Uchida.

The Compensation Committee held 8 meetings in the fiscal year ended March 31, 2024. The Committee discussed the determination of individual compensation for directors and executive officers, the determination of performance-linked compensation for the fiscal year ended March 31, 2023, the verification and review of compensation levels in light of market research, and the verification and review of our group’s executive compensation system. The average attendance rate was 100%.
Audit Committee
Under the Companies Act, the audit committee is required to consist of at least three
Non-Executive
Directors, and the majority of its members is required to consist of outside directors. The duties of the audit committee include the audit of the execution of duties by directors and executive officers and preparation of audit reports.
The main roles of the Audit Committee of Mizuho Financial Group are auditing the execution of duties by the directors and executive officers, monitoring and inspecting the establishment and management of the internal control system of Mizuho Financial Group and its subsidiaries, monitoring and inspecting the condition of the execution of duties with respect to corporate management of subsidiaries and others by executive officers, preparing audit reports, determining the contents of proposals regarding the appointment, dismissal and non-reappointment
of accounting auditors to be submitted to the general meeting of shareholders, and making resolutions on important matters related to internal audits, such as the basic policy for internal audits, the basic internal audit plan, budgets of the Internal Audit Group, the entrustment and the remuneration of the Group CAE, and the assignment of the General Manager of the Internal Audit Group.
Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal
Non-Executive
Directors as full-time members of the Audit Committee. The majority of its members including the Chairperson shall be outside directors. Currently, among the four members of the Audit Committee, one member is appointed among Internal
Non-Executive
Directors as a full-time member of the Audit Committee, and three members including the Chairperson are appointed among outside directors. As of June 26, 2024 the members of the Audit Committee are Mr. Ryoji Sato (Chairperson), Mr. Kotaro Ohno, Mr. Takakazu Uchida and Mr. Hisaaki Hirama.
The Audit Committee held 18 meetings in the fiscal year ended March 31, 2024. In particular, the Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided relevant opinions. Moreover, the Committee monitored the progress of key strategies in the executive departments, recognition of issues, and efforts to strengthen internal management systems with priority. The average attendance rate was 100%.
The members of the Audit Committee shall meet independence requirements under the U.S. securities laws and regulations as may from time to time be applicable to Mizuho Financial Group. Further, at least one member of the Audit Committee shall be a “financial expert” as defined under U.S. laws.
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

The Risk Committee shall, in principle, comprise no less than three members who shall be
Non-Executive
Directors or outside experts. Currently, the Risk Committee comprises an Internal
Non-Executive
Director, who serves as the Chairperson, two outside directors, and two outside experts.
The Risk Committee held 9 meetings in the fiscal year ended March 31, 2024. In particular, the Committee discussed the direction of the selection of top risks, the direction and operational status of the risk appetite framework, the status of comprehensive risk management, the status of sustainability initiatives, business and risk awareness in overseas regions, and cybersecurity initiatives. The average attendance rate was 100%.

•	IT / Digital Transformation Committee
The IT / Digital Transformation Committee was established in January 2024 to strengthen monitoring of IT and digital transformation, which are sources of competitiveness for our group, in addition to stable business operations.
The IT / Digital Transformation Committee, as an advisory body to the Board of Directors, shall make recommendations to the Board of Directors regarding decisions and supervision related to IT and digital transformation and supervision of the status of system risk management.
The IT / Digital Transformation Committee shall, in principle, comprise no less than three members who shall be
Non-Executive
Directors or outside experts. Currently, the IT / Digital Transformation Committee comprises an outside director, who serves as the Chairperson, an outside director, two outside experts, and an Internal
Non-Executive
Director.
The Committee held 2 meetings in the fiscal year ended March 31, 2024. In particular, the Committee discussed IT and digital transformation initiatives and system risk management. The average attendance rate was 100%.

•	Human Resources Review Meeting
The Human Resources Review Meeting shall deliberate over plans for the appointment and dismissal of, and commissioning of Mizuho Financial Group’s executive officers (as defined in the Companies Act) and plans for the appointment and removal of Mizuho Financial Group’s executive officers (as defined in the Companies Act) with special titles, such plans to be decided upon by the Board of Directors.
The Human Resources Review Meeting shall comprise the members of the Nominating Committee and our Group CEO, from the perspective of ensuring transparency and fairness in the appointment of executive officers.
The Human Resources Review Meeting held 12 meetings in the fiscal year ended March 31, 2024. In particular, the Meeting discussed the succession of key executives, and personnel changes for executive line officers in the fiscal year ending March 31, 2025. The average attendance rate was 100%.

•	System Failure Response Evaluation Committee
Following a series of IT system failures in Mizuho Bank, Ltd., the Board of Directors of Mizuho Financial Group established the System Failure Response Evaluation Committee from March 2021 to January 2024 consisting solely of outside directors for comprehensive evaluation of measures to prevent further incidents and other matters.
In addition, the aforementioned IT / Digital Transformation Committee was established in January 2024 in order to strengthen monitoring of IT and digital transformation, as well as stable business operations.

The System Failure Response Evaluation Committee held 7 meetings in the fiscal year ended March 31, 2024. The Committee discussed the progress of the business improvement plan and the establishment of measures to prevent recurrence of IT system failures. The average attendance rate was 100%.

•	Outside Director Session
The Outside Director Session shall comprise only outside directors, and shall exchange information and share understanding with each other, and provide objective and candid opinions to the management based on the outside directors’ perspectives as outsiders as necessary.
The Outside Director Session held 3 meetings in the fiscal year ended March 31, 2024. In particular, outside directors exchanged opinions each time with the outside directors of the Three Core Companies on transformation of corporate culture, customer-oriented business conduct, and stable business operations. The average attendance rate was 100%.
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

*	Reference:
Group CSO: Group Chief Strategy Officer (responsible for group strategy development and promotion)
Group CGO: Group Chief Governance Officer (responsible for corporate planning and management)
Group CFO: Group Chief Financial Officer (responsible for financial strategy and financial management)
Group CRO: Group Chief Risk Officer (responsible for risk governance)
Group CHRO: Group Chief Human Resources Officer (responsible for human resources strategy and human resources management)
Group CPO: Group Chief People Officer (responsible for human resources and organizational development)
Group CCuO: Group Chief Culture Officer (responsible for corporate culture)
Group CBO: Group Chief Branding Officer (responsible for branding strategy and promotion)
Group CIO: Group Chief Information Officer (responsible for IT strategy, systems management and systems operations)
Group CPrO: Group Chief Process Officer (responsible for strategy, promotion and management of administrative processes)

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
Based on the rules of the Tokyo Stock Exchange, listed companies are required to have at least one member of the board of directors or one member of the audit & supervisory board to be “independent.” Further, companies listed on the Prime Market with independent outside directors being less than one-third
of the members of the board must disclose the reason for it. Currently, all of Mizuho Financial Group’s outside directors meet such independence requirements, and the number of Mizuho Financial Group’s independent outside directors meets such ratio requirements.
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

6.D. Employees
As of March 31, 2022, 2023 and 2024, we had 52,420, 51,212 and 52,307 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 12,911 temporary employees during the fiscal year ended March 31, 2024.
The following tables show our full-time employees as of March 31, 2024 and the average number of temporary employees for the fiscal year ended March 31, 2024, each broken down based on business segment and geographical location.

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	19,687	7,405
Corporate & Investment Banking Company	3,996	252
Global Corporate & Investment Banking Company	11,675	79
Global Markets Company	1,360	43
Asset Management Company	1,468	144
Others	14,121	4,988

Total	52,307	12,911

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	76.6%	100.0%
Americas	6.7%	0.0%
Europe	4.2%	0.0%
Asia/Oceania (excluding Japan) and others	12.5%	0.0%

Total	100%	100%

Most of our full-time
non-management
employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.
6.E. Share Ownership
Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held as of March 31, 2024, by its directors and executive officers (currently in office as of June 26, 2024): One column shows the actual number of shares held; and the other shows the potential number of additional shares to be held (i.e., the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and upon exercise of the stock acquisition rights granted by the former stock option system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Yoshimitsu Kobayashi	5,519	6,047
Ryoji Sato	3,259	6,047
Takashi Tsukioka	1,852	4,020
Kotaro Ohno	0	1,000
Hiromichi Shinohara	0	1,000
Izumi Kobayashi	6,885	8,957
Yumiko Noda	0	1,000
Takakazu Uchida	0	0
Seiji Imai	42,814	60,976
Hisaaki Hirama	24,041	21,759
Masahiro Kihara	11,741	65,108
Hidekatsu Take	20,134	34,975
Mitsuhiro Kanazawa	5,469	24,927
Takefumi Yonezawa	1,599	3,204

Executive Officers	Actual number of shares held	Potential number of additional shares to be held
Masahiro Kihara	See above	See above
Hidekatsu Take	See above	See above
Kazutoshi Isogai	3,036	8,089
Masayuki Sugawara	20,572	32,471
Kenya Koshimizu	7,897	27,859
Daishi Sasaki	4,815	23,983
Noriyuki Sato	200	1,790
Tsutomu Yamamoto	4,240	12,305
Yasuhiko Ushikubo	10,208	34,289
Naoshi Inomata	6,999	34,001
Minako Nakamoto	2,185	2,795
Takefumi Yonezawa	See above	See above
Shiro Shiraishi	5,674	2,100
Nobuhiro Kaminoyama	7,416	28,886
Natsumi Akita	0	8,042
Mitsuhiro Kanazawa	See above	See above
Shinichiro Hihara	3,874	3,135
Hideki Tsujimori	1,399	902
Makoto Matsubara	6,682	24,170
Hisashi Kikuchi	20,611	38,158
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
We maintain an employee stock ownership plan under which participating employees of the companies listed below are able to contribute funds deducted from their salary and bonus payments to purchase our shares. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 10% of the amounts contributed by the participating employees. The following table shows the number of shares that the plan held as of March 31, 2024:

	As of March 31, 2024
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group
	Mizuho Bank
	Mizuho Trust & Banking
	Mizuho Research & Technologies

Total		11,676,084

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2024:

	As of March 31, 2024
Name	Number of shares owned	Percentage of outstanding shares (1)
The Master Trust Bank of Japan, Ltd. (trustee account)	392,039,100	15.44
Custody Bank of Japan, Ltd. (trustee account)	131,550,520	5.18
JPMorgan Securities Japan Co., Ltd.	52,063,113	2.05
State Street Bank West Client – Treaty 505234	51,986,845	2.05
JPMorgan Chase Bank 385781	35,228,542	1.39
SMBC Nikko Securities Inc	32,100,612	1.26
SSBTC Client Omnibus Account	30,016,092	1.18
Goldman Sachs Japan, Co., Ltd. BNYM	27,539,848	1.08
Custody Bank of Japan, Ltd. (taxable trust money account)	25,903,050	1.02
Custody Bank of Japan, Ltd. (trustee account 4)	24,371,300	0.96

Total	802,799,022	31.63

(1)	The percentages of outstanding shares are calculated by excluding 881,823 shares held by us as treasury stock.
As of March 31, 2024, there were 244 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 12% of our outstanding common stock, calculated by excluding 881,823 shares held by us as treasury stock, on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.
The company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.
Our major shareholders do not have different voting rights.
7.B. Related Party Transactions
We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2024, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and did not involve more than the normal risk of collectability or present other unfavorable features.
During the fiscal year ended March 31, 2024, none of our directors or executive officers, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2024.
During the fiscal year ended March 31, 2024, no loans were made to our directors or executive officers other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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
Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2024 were ¥105.0 per share of common stock (the interim cash dividend was ¥50.0 per share of common stock and the year-end
cash dividend was ¥55.0 per share of common stock, respectively).
We intend to issue dividends twice per year to shareholders recorded in the shareholder register as of March 31 and September 30 in each year as year-end
dividends and as interim dividends, respectively, to return profits to shareholders in a timely way.
In accordance with our articles of incorporation, we may decide to issue dividends by a resolution of the Board of Directors unless otherwise stipulated by laws or regulations, or by a resolution of a general meeting of shareholders. Annual cash dividends for the fiscal year ended March 31, 2024 were decided by a resolution of our Board of Directors.
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
As of March 31, 2024, 2,539,249,894 shares of common stock were issued.
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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (
renketsu haito kisei tekiyo kaisha
), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated
balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2024.
If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (
if so required by the Companies Act
) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated
interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or outside accounting auditor, as required by an ordinance of the Ministry of Justice.
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
Holding of Shares of Our Common Stock by Foreign Investors
There are no limitations imposed by the laws of Japan, our articles of incorporation or our other constituent documents on the rights of non-residents
or foreign shareholders to hold or exercise voting rights on our shares of common stock or preferred stock in general.

For the regulations relating to the acquisition and holding of our shares and voting rights by non-residents
of Japan and the inward direct investment by foreign investors under the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended), see “item 10.D. Exchange Controls.”
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
As of March 31, 2024, there was no outstanding preferred stock.
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
non-residents
of Japan.
“Foreign investors” are the following persons who make “inward direct investments,” which are described below:

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
A subsidiary of ours currently engages in the business of software related to cybersecurity and such business falls into the category of the Core Sector Designated Businesses. For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses; (ii) corporations engaged in the Designated Businesses other than the Core Sector Designated Businesses; and (iii) corporations engaged in the Core Sector Designated Businesses. According to the list most recently published by the Minister of Finance as of June 26, 2024, we are classified within category (iii) above.

In addition, if a foreign investor intends to (i) accept authority to exercise proxy voting rights on behalf of another shareholder of a listed corporation engaged in the Designated Businesses, (ii) obtain consent from another foreign investor holding the voting rights of such corporation to exercise voting rights jointly, or (iii) consent to a proposal at the general meeting of shareholders of such corporation, in each case, that constitutes an inward direct investment as described above, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. In such cases, the exemptions from the prior notification requirements described above may not be available, except for cases where a foreign investor obtains consent from another foreign investor holding the voting rights of such corporation to exercise voting rights jointly in respect of matters other than certain matters controlling or having a material influence on the management of such corporation (as prescribed in the Foreign Exchange Act), including election or removal of directors or transfer of business.
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
Under the Treaty, the maximum rate of withholding tax on dividends paid is generally reduced to 10%. As discussed under “—Japanese Taxation” above, if the Japanese statutory rate applicable to a U.S. holder is higher than the maximum Treaty rate, such holder will be required to properly demonstrate to the Japanese tax authorities such holder’s entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations and the Foreign Tax Credit Regulations (as defined below), the Japanese tax withheld (at a rate not exceeding the applicable Treaty rate) may be creditable against the U.S. holder’s U.S. federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if a U.S. holder does not elect to apply the benefits of the Treaty. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Further, in certain circumstances, if a U.S. holder:

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
U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation generally includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. A foreign corporation is also generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years.
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
10.I. Subsidiary Information
Not applicable.
10.J. Annual Report to Security Holders
We furnished an English translation of our annual report for the fiscal year ended March 31, 2024, to security holders, to the U.S. Securities and Exchange Commission on Form
6-K
on May 28, 2024, in accordance with the requirements of Form
6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
Amid the growing diversity and complexity of banking operations, financial institutions are exposed to various risks, including credit, market, operations, information technology, legal, settlement and other risks. We recognize risk management, including the need to tailor our operations in accordance with such risks, as a key component of our overall management strategy. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures. Mizuho Financial Group maintains basic policies for risk management established by our Board of Directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.
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
Risk Capital Allocation
We endeavor to obtain a clear grasp of the group’s risk exposure and have implemented measures to control such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed our financial strength. To ensure the ongoing financial soundness of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor as necessary the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated to Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Mizuho Americas by risk category, and is further allocated within their respective business units based on established frameworks.
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
Credit Risk Management Method
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
Credit Review
Prevention of new nonaccrual loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit review involves analysis and screening of each potential transaction within the relevant business department. In case the screening exceeds the authority of the department, the credit department in charge at the headquarters carries out the review. We have specialist departments for different industries, business sizes and regions, which carry out timely and specialized examinations based on the characteristics of the obligor and its market, and provide appropriate advice to the business department. In addition, in the case of obligors with low credit ratings and high downside risks, the business department and credit department jointly clarify their credit policy and in appropriate cases assist the obligors at an early stage in working towards credit soundness.
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
The Risk Management Department submits reports regarding status of market risk to our President & Group CEO on a daily basis and to our Board of Directors on a regular basis. For the purpose of managing the market risk of our principal banking subsidiaries and other core group companies, the Department regularly receives reports from each of them to properly identify and manage their market risk. These subsidiaries and core group companies, which account for most of the Mizuho group’s exposure to market risk, establish their basic policies based on ours, and their Boards of Directors determine important matters relating to market risk management.
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
Setting Limits
When the said limits are set, various factors are taken into account, including business strategies, historical limit usage ratios, risk-bearing capacity (profits, equity capital and risk management framework), profit targets and the market liquidity of the products involved. The limits are determined after being discussed and coordinated by the Risk Management Committee. For trading and banking activities, we set limits for VAR and for losses. For banking activities, we set position limits based on interest rate sensitivity (10 BPV) as needed. An excess over any of these limits is immediately reported and addressed according to a pre-determined
procedure.
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
The following tables show the VAR figures for our trading activities by risk category for the fiscal years ended March 31, 2022, 2023 and 2024 and as of March 31, 2022, 2023 and 2024:

	Fiscal year ended March 31, 2022			As of March 31, 2021
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥3.8	¥5.7	¥2.8	¥4.0
Foreign exchange	0.5	1.5	0.3	1.0
Equities	0.8	4.9	0.2	1.1
Commodities	0.0	0.1	0.0	0.0

Total	¥4.3	¥10.2	¥2.9	¥5.3

	Fiscal year ended March 31, 2023			As of March 31, 2022
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥4.6	¥7.2	¥2.7	¥7.2
Foreign exchange	0.8	1.6	0.4	0.9
Equities	1.1	2.0	0.4	1.0
Commodities	0.1	0.7	0.0	0.7

Total	¥5.3	¥8.3	¥3.1	¥7.0

	Fiscal year ended March 31, 2024			As of March 31, 2023
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥4.4	¥9.1	¥2.7	¥3.3
Foreign exchange	0.9	1.9	0.2	0.6
Equities	2.0	4.6	0.3	0.5
Commodities	0.3	0.5	0.1	0.4

Total	¥5.6	¥9.2	¥3.3	¥3.4

The following graph shows VAR figures for our trading activities for the fiscal year ended March 31, 2024:
(VAR: billions of yen)

The following table shows VAR figures for our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2022	2023	2024	Change

	(in billions of yen)
As of fiscal year end	¥5.3	¥7.0	¥3.4	¥(3.6)
Maximum	10.2	8.3	9.2	0.9
Minimum	2.9	3.1	3.3	0.1
Average	4.3	5.3	5.6	0.2
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

The following graph shows the VAR figures for our banking activities excluding our cross-shareholdings portfolio for the fiscal year ended March 31, 2024:
(VAR: billions of yen)

The following table shows the VAR figures for our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2022	2023	2024	Change

	(in billions of yen)
As of fiscal year end	¥209.7	¥223.5	¥319.0	¥95.5
Maximum	321.9	392.2	336.5	(55.7)
Minimum	191.0	152.1	185.9	33.8
Average	266.0	217.6	281.2	63.5
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
Cross-shareholdings Portfolio Management Activities
We take the market risk management approach with use of VAR and risk indices for cross-shareholdings portfolio management activities to properly manage stock price risk. Specifically, we monitor VAR measurements and the state of risk capital on a daily basis. Moreover, in order to control stock price risk, we are working on reduction in cross-shareholdings through careful negotiations with counterparties.

Back Testing
In order to evaluate the effectiveness of market risk measurements calculated using the VAR method, we carry out regular back tests to compare VAR with assumptive or actual profits and losses. Prior to the finalization of Basel III reforms, we used the internal model approach to calculate market risk, which required disclosure related to our back tests under applicable Japanese regulations. However, with the finalization of Basel III reforms, we have changed the calculation method to the Standardized Measurement Approach (“SMA”), which does not require the aforementioned disclosure under such regulations. As a result, we have ceased to disclose the number of cases where losses exceeded VAR for the previous fiscal year.
Stress Testing
Because the VAR method is a market risk measurement method based on statistical assumptions, we conduct regular stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions.
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
Liquidity Risk Management Structure
Our Board of Directors determines the basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to the basic policies in connection with liquidity risk management, operations and monitoring, as well as proposing responses to emergencies such as sudden market changes. Our Group Chief Risk Officer is responsible for matters relating to liquidity risk management planning and operations. Our Risk Management Department is responsible for monitoring, reporting and analyzing liquidity risk, making proposals in connection with liquidity risk and formulating and implementing plans relating to liquidity risk management. In addition, our Group Chief Financial Officer is responsible for matters relating to the planning and operation of funds management, and the Financial Planning Department is responsible for its monitoring and also for planning and implementing measures relating to funds management to maintain appropriate funding liquidity. Reports on the status of and other factors relating to cash funding management are submitted to our Board of Directors, the Risk Committee, the Executive Management Committee, our President & Group CEO and the Business Policy Committees, respectively, on a regular basis.
We appropriately identify and manage liquidity risk of our principal banking subsidiaries and other core group companies through regular reports from each company. Each company, which is a major source of liquidity risk in our group, also establishes their own basic policies on liquidity risk management to properly identify and manage liquidity risk. The board of Directors of each company determines important matters pertaining to liquidity risk management.
Liquidity Risk Management Method
We mainly manage liquidity risk through the frameworks of “Liquidity Categorization” and “Liquidity Risk Management Indicators.”
Liquidity Categorization
We have established a group-wide framework of assessing the levels of liquidity risks by categorizing them into “Normal,” “Anxious” and “Crisis” to reflect the funding conditions. In addition, we set Early Warning

Indicators (“EWIs”) and conduct monitoring on a daily basis to manage funding conditions. The EWIs include stock prices, credit ratings, amount of liquidity reserve assets such as Japanese government bonds, our funding situations and others.
Liquidity Risk Management Indicators
As for Japanese yen, we set limits on funds raised in the market for each of our principal banking subsidiaries and other core group companies based on a number of time horizons taking into account the characteristics and strategies of each company. As for foreign currencies, we conduct daily stress tests based on a combination of market-wide factors and idiosyncratic factors of the group for each company to verify the sufficiency of liquidity reserve assets and the effectiveness of our liquidity contingency funding plans.
The thresholds for Liquidity Risk Management Indicators are discussed and coordinated by the Risk Management Committee, discussed further by the Executive Management Committee and determined by our President & Group CEO. A violation of threshold is immediately reported and addressed in accordance with pre-determined
procedures.
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
Operational Risk Management Method
To manage operational risk, we set common rules for data gathering to develop various databases shared by the group and measure operational risk on a regular basis, applying business indicators based on financial statements and internal loss data related to operational risk appropriately.
We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks that arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments (as described below) and improving quantitative management of operational risk.

The status of operational risk management that we identified, assessed and measured through the aforementioned method is reported to the Risk Management Committee, the Executive Management Committee, and our President & CEO, respectively, on a regular basis.
Control Self-Assessment
We have adopted an autonomous risk management process in which we identify risks inherent in the business/operation, and then assess, grasp and control risks that remain despite internal control, and if necessary, set and perform risk reduction measures.
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

Cybersecurity Risk

Risk that Mizuho group may incur tangible or intangible losses due to cybersecurity-related problems that occur at the group and/or at its clients, along with organizations, etc. that have a business relationship with the group, such as outside vendors and goods/services suppliers.

•  Promote the sophistication of cybersecurity management systems, including those of the group, the global, and third parties, through measures such as identifying vulnerabilities, strengthening monitoring systems, strengthening incident response capabilities, and developing governance systems.

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
•  Conduct training and development programs by headquarters.
•  Introduce information technology, office automation and centralization for operations.
•  Improve the effectiveness of emergency responses by holding drills.

	Definition	Principal Risk Management Methods
Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.
•  Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.
•  Collect and distribute legal information and conduct internal training programs.
•  Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that may damage the employees due to inappropriate working conditions, workplaces or safety conditions, and that the group may suffer tangible and/or intangible losses due to not being able to build an adequate human resources portfolio resulting from human capital losses following outflow of human resources and decline in abilities and skills, and/or not being able to make extensive use of human capital following decline in employee engagement.
•  Status of human resources outflow (status of voluntary resignations, mid-career
hiring).
•  Working conditions (status of incidence of harassment or bullying, employee engagement).
•  Status of maintaining adequate staffing (status of maintaining adequate human resources with specific abilities and/or skills).

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
Measurement of operational risk equivalent
We have adopted the SMA for the calculation of operational risk equivalent in association with capital adequacy ratios based on the Basel Regulation.

The measurement results under the SMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios based on the Basel Regulation, but also, for internal management purposes, as the operational risk amount that is calculated by applying a set multiplier to the operational risk equivalent.
Reputational Risk Management
Basic Approach
We define reputational risk as “the risk that the Mizuho group may incur tangible or intangible losses due to adverse effect to our reputation or Mizuho’s brand when all services provided by and all activities conducted by the Mizuho group, officers and employees, are recognized as deviating from the expectations and requirements of stakeholders, including clients, employees, the economy, and society”.
We supervise reputational risk management for the Mizuho group. Specifically, we establish the group’s basic policies pertaining to reputational risk management, manage core group companies, and monitor how the group’s reputational risks are being managed as a whole.
Reputational Risk Management Structure
Our Board of Directors determines the Mizuho group’s basic matters pertaining to reputational risk management. In addition, the Business Policy Committees (Risk Management Committee) comprehensively deliberate and coordinate basic policies pertaining to reputational risk management, and matters relating to operations and monitoring. The Group Chief Strategy Officer (Group CSO) is responsible for matters relating to planning and operation of reputational risk management. The Public Relations Office conducts monitoring and reporting of reputational risks and analyses and suggestions thereof, and carries out planning and promotion of basic matters pertaining to reputational risk management.
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
Reputational Risk Management Method
We control reputational risks by carrying out centralized monitoring and management of the information that is deemed to have a great impact on our group management, and creating an appropriate management structure suited to the scale and nature of risks, etc.
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

We supervise model risk management for the Mizuho Group and are promoting comprehensive and effective model risk management throughout the group. Specifically, we have finalized a complete model survey on a group and global basis covering all business categories, including bank, trust bank, and securities business and covering all of the regions of Japan, the Americas, Europe and Asia-Pacific. Furthermore, with the commitment of the senior management, we have introduced a framework to visualize and manage the status of model risk, and we continue to promote effective model risk management on a risk-based approach.
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
Model Risk Management Method
Our model risk management is carried out through model testing, monitoring, etc., by the first line of defense, which consists of model owners, users, developers, etc., and through model validation, etc., by the second line of defense, which controls model risk via reviewing and challenging the first line of defense in every step of model identification, development, use, change, and exit. Furthermore, we carry out model risk management based on a risk-based approach with weighting according to the materiality and impact of the models.
Third Party Risk management
Basic Approach
We define third party risk as any risk arising in Mizuho Financial Group and/or the Mizuho group due to a third party entity having a business contractual relationship with the Mizuho Financial Group and our group, and categorize it as a compound risk consisting of market risk, credit risk liquidity risk, and operational risk and so forth.
In light of the importance of relationships with third parties in the Mizuho group’s operations, we recognize risks related to third parties as our own risks for us and the Mizuho group, and we ensure sound and appropriate business operations, including the proper execution of operations through third parties, by appropriately identifying, evaluating and responding to risks, from the perspectives of sound management, appropriate business operations, customer protection and business continuity, etc. We oversee the third party risk management of the Mizuho group.
Third Party Risk Management Structure
Our Board of Directors determines basic matters related to third party risk management. The Business Policy Committees (Risk Management Committee) comprehensively discusses and coordinates matters relating to basic policies in connection with third party risk management, operations and monitoring. The Group Chief Risk Officer (Group CRO) is responsible for matters relating to third party risk management planning and operations. The Risk Management Department is responsible for monitoring third party risk and reporting and analyzing and making proposals, etc., and formulates and promotes plans relating to third party risk management.

We ascertain the status of third party risk management of the entire Mizuho group based on the reports and other information from the core group companies. The companies that we determined to require considerable management because the scale and nature of their third party risk can seriously affect the entire group set forth basic policies and determine the important matters related to third party risk management through their board of directors.
Third Party Risk Management Method
We carry out third party risk management through appropriate contracts with third parties, evaluation and monitoring of third parties, management of concentration in specific third parties, and so forth. We consistently report on the status of these management activities to the Business Policy Committees (Risk Management Committee), the Executive Management Committee, our President & Group CEO, and other relevant parties on a regular basis.
Compliance
As a provider of economic and social infrastructure, we remain conscious of the importance of our social responsibilities and public mission at all times. We define compliance as “the strict observance of all laws and regulations and the pursuit of fair and honest corporate activities that conform to the norms accepted by society” and view ongoing compliance as one of the basic principles of sound business management. Each of our group companies maintains its own compliance structure in line with the basic policies established by Mizuho Financial Group.
Compliance Structure
The chief executive officers of Mizuho Financial Group, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities generally oversee compliance matters of their respective companies, and the chief compliance officers, etc., also head their respective compliance committees at which important matters concerning compliance are discussed. The four companies also have compliance divisions under their respective chief compliance officers. These divisions are responsible for compliance planning and implementation and control overall compliance management at their respective companies. At the organizational unit level (such as branches and divisions) at each of the four companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance within such unit.
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
Compliance Activities
We have established the “Mizuho Code of Conduct,” which sets forth clear and concrete standards of behavior to be followed when implementing the precepts of our corporate identity. Furthermore, each of our group companies has also prepared a compliance manual, which serves as a practical guidebook for rigorous compliance enforcement and clarifies the laws and regulations that the group companies must observe in pursuing their business activities and the compliance activities they are required to follow.
Mizuho ensures that all executive officers and employees are fully acquainted with both the Code of Conduct and the contents of the compliance manual through ongoing training and messages from management.

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
Internal Audit
Internal audit refers to the series of activities, ranging from the objective and comprehensive evaluation of the effectiveness and appropriateness of each process relating to governance, risk management and control, to providing recommendations and corrective guidance, etc., toward the resolution of problems, under the supervision of the Board of Directors, with organizational independence ensured. Through these series of activities, internal audit assists the board of directors of each of our group companies to fulfill their role to supervise management efficiently and effectively.
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
Internal Audit Management Structure
Mizuho Financial Group
Our Internal Audit Group is independent from our other departments and business processes at Mizuho Financial Group. The Internal Audit Group conducts internal audits of Mizuho Financial Group, and monitors and manages internal audits at our principal banking subsidiaries and other core group companies based on reports submitted by such subsidiaries. The Group CAE reports functionally to the Board of Directors and the Audit Committee on important matters related to internal audits. Also, as the person in charge of internal audit, the Group CAE reports administratively on the status of internal audit operational management to the Group CEO directly or through the Internal Audit Committee.
Mizuho Bank and Mizuho Trust & Banking
At both Mizuho Bank and Mizuho Trust & Banking, their respective Internal Audit Groups are independent from their respective other departments and business processes. The progress of individual audits and plans are to be reported to their respective Audit & Supervisory Committees, and their respective Internal Audit Groups respond to requests for inspections, and receive specific instructions, from their respective Audit & Supervisory Committees. In addition, they have also established their respective Internal Audit Committees which discuss and make decisions on all important matters regarding their respective internal audits.
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
The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continued listing fees or any other direct or non-direct
depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2024, the depositary reimbursed us $800,000 for such expenses.

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
under the Securities Exchange Act of 1934) as of March 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our President & Group CEO and Group Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2024 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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
Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2024 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of

Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2024.
Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2024, which appears on page
F-6.
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
Mizuho Financial Group has adopted a code of ethics, titled “Code of Ethics for Financial Professionals,” which is applicable to all directors, executive officers (as defined in the Companies Act), executive officers (as defined in Mizuho Financial Group’s internal regulations) and employees of Mizuho Financial Group involved in finance, accounting and disclosure. The code of ethics of Mizuho Financial Group is included in this annual report as Exhibit 11.1.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees for Services provided by Ernst & Young ShinNihon LLC
The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, to Mizuho Financial Group and its consolidated subsidiaries for the fiscal years ended March 31, 2023 and 2024 are presented in the following table:

	Fiscal years ended March 31,
	2023	2024

	(in millions of yen)
Audit fees (1)	¥5,412	¥5,962
Audit-related fees (2)	562	334
Tax fees (3)	153	183
All other fees (4)	28	58

Total	¥6,155	¥6,536

Notes:

(1)	Audit fees primarily include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.

(2)	Audit-related fees primarily include fees for services relating to agreed-upon procedures on internal controls and advisory services relating to regulatory filings.
(3)	Tax fees primarily include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees primarily include fees for services relating to education about financial accounting and related legal regulation for our employees.
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
pre-approval
and report such
pre-approval
at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2024:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2023	6,620	¥1,953.8	—	—
May 1 to May 31, 2023	5,728	2,038.4	—	—
June 1 to June 30, 2023	7,481	2,109.8	—	—
July 1 to July 31, 2023	6,272	2,227.6	—	—
August 1 to August 31, 2023	4,406	2,334.8	—	—
September 1 to September 30, 2023	4,088	2,566.7	—	—
October 1 to October 31, 2023	3,805	2,531.3	—	—
November 1 to November 30, 2023	2,272	2,518.6	—	—
December 1 to December 31, 2023	3,699	2,433.7	—	—
January 1 to January 31, 2024	4,623	2,532.9	—	—
February 1 to February 29, 2024	4,243	2,700.0	—	—
March 1 to March 31, 2024	4,368	2,925.1	—	—

Total (1)	57,605	¥2,351.3	—	—

Note:
(1)
A total of 57,605 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2024, due to our purchase of shares constituting less than one (1) unit from holders of such shares at the current market price of those shares.

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. The insider trading policies and procedures of Mizuho Financial Group are included in this annual report as Exhibits 11.2 and 11.3.

ITEM 16K.	Cybersecurity
Cybersecurity Strategy
Many of our systems are connected to our domestic and overseas locations, and the systems of our customers and various payment institutions, through a global network. In light of the growing sophistication and scope of cyber-attacks, we recognize cybersecurity as an important management issue and continuously promote cybersecurity measures under management leadership.
We define cybersecurity risk as the risk that the group may incur tangible or intangible losses due to cybersecurity-related problems that occur at the group and/or at its clients, along with organizations, etc., that have a business relationship with the group, such as outside vendors and goods/services suppliers and view it as one of our top risks. Accordingly, we have established a system to centrally manage cybersecurity risk through the Risk Appetite Framework and the Comprehensive Risk Management Framework.
Governance System
At Mizuho Financial Group, the Board of Directors deliberates and resolves fundamental issues related to cybersecurity risk management. The Board of Directors receives reports from the Group Chief Information Security Officer (“CISO”) *1 on cybersecurity risks that may have an impact on management policies and strategies, annual business plans, medium- to long-term business plans, etc., other cybersecurity risks that the Board of Directors should be aware of from a medium- to long-term perspective, and important matters such as the status of risk control.

*1	Chief Information Security Officer

The Risk Committee and the IT/Digital Transformation Committee *2, both of which are advisory bodies to the Board of Directors, each receive reports from the Group CRO on the status of comprehensive risk management and from the Group CISO on basic matters related to cybersecurity risk management, evaluate conformity with our basic management policies and the appropriateness of our cyber initiatives, and present recommendations or opinions to the Board of Directors. In addition, the independent third line in the three lines of defense *3 conducts audits on the initiatives of the first and second lines, and reports the results to the Operational Audit Committee, etc.
Under such supervision by the Board of Directors, the President and Chief Executive Officer oversees the cybersecurity risk management of Mizuho Financial Group, and the Group CISO, in accordance with the instructions of the Group CIO and the Group CRO, establishes measures for risk management through autonomous control activities by the first line, and monitoring, measurement, and evaluation by the second line of such autonomous control activities by the first line and give instructions to prevent cybersecurity risks that may arise from fraud or outsourcing, and to respond appropriately to cyber incidents.
The Group CISO has been engaged in the IT and systems industry for more than 30 years and, with extensive knowledge and experience, is responsible for the planning and operation of cybersecurity risk management.
Based on the instructions of the Group CISO, the Cybersecurity Management Department identifies possible cybersecurity risks to our business and systems, evaluates our preparedness, assesses risks identified by analyzing the location and magnitude of cybersecurity risks, and then reviews and formulates additional measures to strengthen risk control, such as preventive measures and reactive responses, and strengthens risk control and governance through reflection in business plans.
The Cybersecurity Management Department reports to the Group CISO on the status of cybersecurity risk management, and the Group CISO reports, and if applicable, submits proposals for deliberation, to the Management Committee via the IT Strategy Promotion Committee and to the Board of Directors, each on the status of our cybersecurity measures, etc., with the aim of developing and strengthening a system for ensuring cybersecurity.
We have appointed a person in charge of cybersecurity and have established a communication system at group companies, to monitor the status of our cybersecurity measures and to quickly gather information when an incident occurs.
Initiatives for Cybersecurity Measures
Based on the cybersecurity risks identified and assessed by the Cybersecurity Management Department, Mizuho Financial Group promotes cybersecurity risk management measures across the group, globally and in our supply chains. Specifically, the
Mizuho-Cyber
Incident Response Team *4 and other highly qualified professionals are deployed, and a
24-hour,
365-day
a year monitoring system is in place using an integrated Security Operation Center *5, etc., while making full use of intelligence and advanced technologies in cooperation with external specialized agencies.

*2	IT/Digital Transformation Committee (as described in “Item6.C. Board Practices”)
*3	Three lines of defense (concept for defining and classifying organizational functions and responsibilities in risk management and compliance)
*4	Cyber Incident Response Team (incident response teams within the Cybersecurity Management Department that specialize in information security issues within the organization)
*5	Security Operation Center (a specialized team within the Cybersecurity Management Department that monitors and analyzes threats to information systems in organizations such as enterprises)

Our systems have a virus analysis and a multi-layered defense mechanism, and we are working to strengthen our resilience by implementing
Threat-Led
Penetration Testing *6 to test the effectiveness of these technical measures and the effectiveness of the response process.
We are also focusing on human resources development, such as conducting study groups for directors including outside directors, cybersecurity training for each executive layer, and phishing email training for all executives and employees at least once every six months.
We confirm in advance and on a regular basis the security management preparedness, including responses in the event of a cyber-incident, of third parties such as cloud service providers that provide outsourcing and cloud services. When we receive reports of cyber-incidents from third parties, in addition to identifying and analyzing the impact on the group, we also strive to respond appropriately to risks when there is concern about the impact on the group.
In order to evaluate the maturity of these cybersecurity measures, we refer to third party assessment by the Cybersecurity Assessment Tool of the Federal Financial Institutions Examination Council and the Cybersecurity Framework of the National Institute of Standards and Technology.
Impact and Response When a Cyber-Incident Occurs
As a result of our enhanced cybersecurity measures, we are not aware of any past cyber-attacks that could have had a significant impact on investor decisions or could have materially affected our business operations, results of operations and financial condition. However, in the event of a cyber-attack due to a failure to strengthen cybersecurity measures, leaks or falsification of electronic data, suspension of business operations, information leaks, and unauthorized remittances may occur and cause inconvenience and disadvantage to our customers. In addition, our business operations, results of operations and financial condition may be materially affected by compensation for damages, administrative actions and damage to reputation.
In the unlikely event that a cyber-incident is detected, or if it is determined on firm grounds that the likelihood of a cyber-incident occurring is very high, the Cybersecurity Management Department will report the cyber-incident to the Group CISO. The Group CISO reports to the Management Committee and the Board of Directors when particularly important incidents occur or are likely to occur.
Based on the instructions from the Group CISO, the Cybersecurity Management Department monitors the cause of the incident (including incidents for which the likelihood of occurrence is determined on firm grounds to be very high), the nature and extent of the damage or expected damage, supports the formulation of effective containment, eradication, and recovery measures, analyzes attack methods or expected attack methods based on cyber-incident information, and conducts incident response.
Even after incident recovery, the Cybersecurity Management Department monitors changes that could lead to cyber-incidents in the group and promptly reports to the Group CISO when a breach of the threshold is identified. In addition, the Cybersecurity Management Department analyzes and evaluates the status of causes and risks, and implements necessary measures after consulting with the Group CISO on the response policy.

*6	Threat-Led Penetration Testing (evaluation of systems and response processes by analyzing targeted threats and conducting attacks that mimic actual attacks)

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The information required by this item is set forth in our consolidated financial statements starting on page
F-1
of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated March 2, 2023 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated September 1, 2022 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder***

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)

11.2	Procedures for Controlling Insider Trading of Mizuho Financial Group, Inc., as amended on June 20, 2023 (English Translation)

11.3	Regulations Pertaining to the Financial Transactions of Executives of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

97	Recovery Policy for Executive Compensation

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

Exhibit Number	Description of Exhibits

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on June 28, 2023.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021.
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

I. Distribution of assets, liabilities and equity; interest rates and interest differential
Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates
The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2022, 2023 and 2024. Average balances are generally based on a daily average.
Month-end,
quarter-end
or
half-year-end
averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2022			2023			2024
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield

	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	35,407	31	0.09%	39,586	30	0.07%	45,926	30	0.07%
Foreign	13,701	26	0.19%	16,626	476	2.86%	19,600	991	5.06%

Total	49,108	57	0.12%	56,212	506	0.90%	65,526	1,021	1.56%

Call loans and funds sold:
Domestic	2,178	—	(0.01%)	3,367	—	0.01%	4,889	—	0.00%
Foreign	557	1	0.28%	1,019	14	1.34%	1,031	33	3.21%

Total	2,735	1	0.05%	4,386	14	0.32%	5,920	33	0.56%

Receivables under resale agreements and securities borrowing transactions:
Domestic	11,340	1	0.01%	8,649	47	0.54%	8,980	72	0.80%
Foreign	8,353	35	0.43%	9,049	261	2.88%	11,663	667	5.72%

Total	19,693	36	0.19%	17,698	308	1.74%	20,643	739	3.58%

Trading account assets:
Domestic	5,781	85	1.47%	5,938	96	1.61%	6,554	91	1.40%
Foreign	13,513	160	1.18%	11,582	330	2.85%	15,142	623	4.12%

Total	19,294	245	1.27%	17,520	426	2.43%	21,697	715	3.29%

Investments:
Domestic	28,806	93	0.32%	28,172	96	0.34%	24,888	96	0.38%
Foreign	4,979	54	1.07%	5,191	79	1.53%	7,332	210	2.87%

Total	33,785	147	0.43%	33,363	175	0.53%	32,220	306	0.95%

Loans (1) :
Domestic	56,690	473	0.83%	57,462	558	0.97%	58,582	636	1.09%
Foreign	32,295	485	1.50%	37,035	1,402	3.79%	38,942	2,317	5.95%

Total	88,985	958	1.08%	94,497	1,960	2.07%	97,524	2,953	3.03%

Total interest-earning assets:
Domestic	140,202	683	0.49%	143,174	827	0.58%	149,820	925	0.62%
Foreign	73,398	761	1.04%	80,502	2,562	3.18%	93,710	4,842	5.17%

Total	213,600	1,444	0.68%	223,676	3,389	1.52%	243,529	5,767	2.37%

Noninterest-earning assets:
Cash and due from banks	3,401			2,553			2,148
Other noninterest-earning assets (2)	17,561			22,769			28,538
Allowance for credit losses	(708)			(740)			(727)

Total noninterest-earning assets	20,254			24,582			29,959

Total average assets	233,854			248,258			273,489

Notes:
(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 34.5%, 36.3% and 39.5%, respectively, for the fiscal years ended March 31, 2022, 2023 and 2024.

	2022			2023			2024
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	95,350	7	0.01%	96,854	71	0.07%	98,446	130	0.13%
Foreign	31,592	69	0.22%	37,983	990	2.61%	44,214	2,047	4.63%

Total	126,942	76	0.06%	134,837	1,061	0.79%	142,660	2,177	1.53%

Call money and funds purchased:
Domestic	1,211	—	0.01%	1,602	1	0.10%	1,841	2	0.13%
Foreign	503	1	0.20%	593	16	2.65%	427	20	4.63%

Total	1,714	1	0.06%	2,195	17	0.79%	2,268	22	0.98%

Payables under repurchase agreements and securities lending transactions:
Domestic	5,975	6	0.10%	7,140	68	0.95%	7,250	137	1.89%
Foreign	21,849	35	0.16%	20,772	603	2.90%	29,076	1,580	5.43%

Total	27,824	41	0.15%	27,912	671	2.40%	36,326	1,716	4.72%

Other short-term borrowings (1) :
Domestic	7,100	2	0.03%	3,503	5	0.16%	2,268	5	0.21%
Foreign	2,187	3	0.17%	1,810	55	2.98%	1,790	91	5.08%

Total	9,287	5	0.06%	5,313	60	1.12%	4,058	96	2.36%

Trading account liabilities:
Domestic	2,190	46	2.09%	4,277	56	1.32%	4,567	53	1.16%
Foreign	1,069	14	1.31%	1,547	45	2.91%	1,800	122	6.77%

Total	3,259	60	1.83%	5,824	101	1.74%	6,366	175	2.75%

Long-term debt:
Domestic	11,098	176	1.59%	12,587	229	1.82%	14,353	308	2.15%
Foreign	1,026	15	1.41%	1,270	41	3.24%	1,403	68	4.86%

Total	12,124	191	1.57%	13,857	270	1.95%	15,757	376	2.39%

Total interest-bearing liabilities:
Domestic	122,924	237	0.19%	125,963	430	0.34%	128,724	634	0.49%
Foreign	58,226	137	0.24%	63,975	1,750	2.73%	78,710	3,928	4.99%

Total	181,150	374	0.21%	189,938	2,180	1.15%	207,434	4,562	2.20%

Noninterest-bearing liabilities (2)	43,681			49,721			56,954

Equity	9,023			8,599			9,101

Total average liabilities and equity	233,854			248,258			273,489

Net interest income and average interest rate spread		1,070	0.47%		1,209	0.37%		1,205	0.17%

Net interest income as a percentage of average total interest-earning assets			0.50%			0.54%			0.49%

Notes:
(1)	Other short-term borrowings include commercial paper.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.
Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 29.6%, 32.6% and 34.9%, respectively, for the fiscal years ended March 31, 2022, 2023 and 2024.

Analysis of net interest income
The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022 and the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2023 versus fiscal year ended March 31, 2022			Fiscal year ended March 31, 2024 versus fiscal year ended March 31, 2023
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield

	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	4	(5)	(1)	5	(4)	1
Foreign	5	445	450	85	429	515

Total	9	440	449	90	426	516

Call loans and funds sold:
Domestic	—	—	—	—	—	—
Foreign	1	12	13	—	19	19

Total	1	12	13	—	19	19

Receivables under resale agreements and securities borrowing transactions:
Domestic	—	46	46	2	23	25
Foreign	3	223	226	75	331	406

Total	3	269	272	77	354	431

Trading account assets:
Domestic	2	9	11	10	(14)	(4)
Foreign	(22)	192	170	102	192	293

Total	(20)	201	181	111	177	289

Investments:
Domestic	(2)	5	3	(11)	11	—
Foreign	2	23	25	33	98	131

Total	—	28	28	22	109	131

Loans:
Domestic	6	79	85	11	68	78
Foreign	71	846	917	72	842	914

Total	77	925	1,002	83	910	993

Total interest and dividend income:
Domestic	10	134	144	16	83	100
Foreign	60	1,741	1,801	367	1,911	2,279

Total	70	1,875	1,945	383	1,995	2,378

	Fiscal year ended March 31, 2023 versus fiscal year ended March 31, 2022			Fiscal year ended March 31, 2024 versus fiscal year ended March 31, 2023
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield

	(in billions of yen)
Interest expense:
Deposits:
Domestic	—	64	64	1	57	59
Foreign	14	907	921	162	895	1,057

Total	14	971	985	164	952	1,116

Call money and funds purchased:
Domestic	—	1	1	—	1	1
Foreign	—	15	15	(4)	8	4

Total	—	16	16	(4)	9	5

Payables under repurchase agreements and securities lending transactions:
Domestic	1	61	62	1	68	69
Foreign	(1)	569	568	241	736	977

Total	—	630	630	242	803	1,045

Other short-term borrowings:
Domestic	—	3	3	(2)	1	(1)
Foreign	(1)	53	52	(1)	38	37

Total	(1)	56	55	(3)	39	36

Trading account liabilities:
Domestic	43	(33)	10	4	(7)	(3)
Foreign	6	25	31	7	70	77

Total	49	(8)	41	11	62	74

Long-term debt:
Domestic	24	29	53	32	47	79
Foreign	3	23	26	4	23	27

Total	27	52	79	36	70	106

Total interest expense:
Domestic	68	125	193	36	167	203
Foreign	21	1,592	1,613	410	1,769	2,179

Total	89	1,717	1,806	447	1,935	2,382

Net interest income:
Domestic	(58)	9	(49)	(20)	(83)	(103)
Foreign	39	149	188	(43)	143	100

Total	(19)	158	139	(63)	59	(4)

II. Investment portfolio
The following table shows the book value, contractual maturity and the weighted average yield of held-to-maturity
securities at March 31, 2024. The amortized cost is the basis of the book value for held-to-maturity
securities. The weighted average yield is calculated based on the amortized cost for held-to-maturity
securities and considers the contractual coupon, amortization of premiums and accretion of discounts and excludes the effects of any related hedging derivatives.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(in billions of yen, except percentages)
Held-to-maturity securities:
Domestic:
Japanese government bonds	100	0.47%	180	0.09%	240	0.21%	—	—	519	0.22%

Total domestic	100	0.47%	180	0.09%	240	0.21%	—	—	519	0.22%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	3,528	4.82%	3,528	4.82%

Total foreign	—	—	—	—	—	—	3,528	4.82%	3,528	4.82%

Total	100	0.47%	180	0.09%	240	0.21%	3,528	4.82%	4,048	4.23%

In addition to
held-to-maturity
securities, the MHFG Group’s Investments also include
available-for-sale
securities, equity securities and other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding available-for-sale
securities, equity securities and other investments.

III. Loans
Maturities and sensitivities of loans to changes in interest rates
The following table shows the details of the loan portfolio by time remaining until maturity by category at March 31, 2024:

	Maturity					Loans due after one year
	One year or less	After one year through five years	After five years through fifteen years	After fifteen years	Total	Floating rates	Fixed rates
	(in billions of yen)
Domestic:
Corporate:
Large companies	18,962	17,581	8,490	888	45,921	18,163	8,796
Small and medium-sized companies	947	767	554	168	2,436	1,076	414
Retail:
Housing Loan	509	1,609	2,984	2,067	7,170	5,678	982
Others	752	420	197	33	1,403	307	343
Sovereign	1,929	319	166	32	2,447	159	359
Banks and other financial institutions	576	641	15	—	1,231	373	282

Total domestic	23,676	21,337	12,406	3,189	60,608	25,756	11,177

Foreign:
Corporate	14,942	15,633	2,972	358	33,905	18,015	947
Retail	1	2	3	4	10	7	2
Sovereign	239	167	281	—	687	448	—
Banks and other financial institutions	1,264	1,932	40	—	3,235	1,855	116

Total foreign	16,446	17,733	3,296	362	37,837	20,326	1,065

Total	40,121	39,070	15,702	3,551	98,445	46,082	12,242

IV. Allowance for credit losses on loans
The following table shows the credit ratios of the MHFG Group’s loans, nonaccrual loans and allowance for credit losses at March 31, 2023 and 2024:
(1) Allowance for credit losses to total loans

	Allowance for credit losses	Total loans	Ratio of allowance for credit losses to total loans
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
	(in billions of yen, except percentages)
2024
Domestic:
Corporate:
Large companies	528	45,921	1.15%
Small and medium-sized companies	36	2,436	1.48%
Retail:
Housing Loan	45	7,170	0.63%
Others	11	1,403	0.76%
Sovereign	—	2,447	—
Banks and other financial institutions	—	1,231	0.02%

Total domestic	620	60,608	1.02%
Foreign	130	37,837	0.34%

Total	750	98,445	0.76%

Ratio of allowance for credit losses to total loans in large companies of corporate under Domestic increased by 0.10% from 1.05% at March 31, 2023 to 1.15% at March 31, 2024 due mainly to changes in the business environment surrounding some large borrowers.

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
	(in billions of yen, except percentages)
2024

Domestic:
Corporate:
Large companies	967	45,921	2.11%
Small and medium-sized companies	97	2,436	4.00%
Retail:
Housing Loan	35	7,170	0.49%
Others	49	1,403	3.53%
Sovereign	—	2,447	—
Banks and other financial institutions	—	1,231	—

Total domestic	1,149	60,608	1.90%
Foreign	127	37,837	0.34%

Total	1,276	98,445	1.30%

Ratio of nonaccrual loans to total loans in large companies of corporate under Domestic decreased by 0.15% from 2.26% at March 31, 2023 to 2.11% at March 31, 2024 due to a decrease in nonaccrual loans and an increase in total loans.

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
	(in billions of yen, except percentages)
2024

Domestic:
Corporate:
Large companies	528	967	54.55%
Small and medium-sized companies	36	97	36.99%
Retail:
Housing Loan	45	35	129.68%
Others	11	49	21.59%
Sovereign	—	—	—
Banks and other financial institutions	—	—	—

Total domestic	620	1,149	53.95%
Foreign	130	127	102.48%

Total	750	1,276	58.78%

Ratio of allowance for credit losses to nonaccrual loans in large companies of corporate under Domestic increased by 7.93% from 46.62% at March 31, 2023 to 54.55% at March 31, 2024 due mainly to changes in the business environment surrounding some large borrowers.

The following table shows ratio of net charge-offs to average loans at March 31, 2023 and 2024:

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
	(in billions of yen, except percentages)
2024

Domestic:
Corporate:
Large companies	44,729	23	0.05%
Small and medium-sized companies	2,733	3	0.10%
Retail:
Housing Loan	7,342	1	0.01%
Others	1,474	3	0.18%
Sovereign	2,084	—	—
Banks and other financial institutions	836	—	—

Total domestic	59,197	29	0.05%
Foreign	37,609	5	0.01%

Total	96,807	34	0.04%

The following table shows an allocation of the MHFG Group’s allowance for credit losses and the percentage of loans in each category to total loans at March 31, 2023 and 2024:

	2023		2024
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	457	46.05%	528	46.65%
Small and medium-sized companies	49	3.19%	36	2.47%
Retail:
Housing Loan	51	7.97%	45	7.28%
Others	12	1.64%	11	1.42%
Sovereign	—	1.98%	—	2.49%
Banks and other financial institutions	1	0.68%	—	1.25%

Total domestic	570	61.51%	620	61.57%
Foreign	131	38.49%	130	38.43%

Total	701	100.00%	750	100.00%

V. Deposits
The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022		2023		2024
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	26,071	—	27,205	—	28,177	—
Interest-bearing demand deposits	63,627	—	65,641	0.04%	69,050	0.08%
Time deposits	17,989	0.03%	18,640	0.24%	21,031	0.36%
Certificates of deposit	13,734	—	12,573	—	8,365	—

Foreign offices:
Noninterest-bearing demand deposits	2,741	—	2,838	—	2,960	—
Interest-bearing deposits, principally time deposits	24,669	0.23%	30,466	2.55%	34,218	4.52%
Certificates of deposit	6,923	0.20%	7,517	2.82%	9,996	5.00%

Total	155,754	0.05%	164,880	0.64%	173,796	1.25%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2022, 2023 and 2024 were ¥1,581 billion, ¥1,419 billion and ¥1,182 billion, respectively.
The estimated amounts of uninsured deposits at March 31, 2023 and 2024 were ¥126,067 billion and ¥114,173 billion, respectively. The uninsured deposits refer to the amounts of deposit accounts under certain categories that are not covered by the relevant insurance regimes and the aggregate amounts of the uninsured deposit accounts that exceed the respective limit of the insurance regime in each local jurisdiction. In Japan, categories such as deposits denominated in foreign currency and certificates of deposits are uninsured, and the insurance limit per client is ¥10 million. At March 31, 2024, the estimated amounts and remaining maturities of uninsured time deposits and certificates of deposit are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	11,150	1,739	12,889
Due after three months through six months	2,181	324	2,506
Due after six months through twelve months	2,861	277	3,137
Due after twelve months	838	122	960

Total	17,031	2,461	19,492

Foreign offices:
Due in three months or less	20,569	6,807	27,376
Due after three months through six months	2,471	1,449	3,920
Due after six months through twelve months	1,326	528	1,854
Due after twelve months	50	345	395

Total (Note)	24,416	9,129	33,545

Total	41,447	11,591	53,037

Note: The estimated amount that exceeded the Federal Deposit Insurance Corporation insurance limit in the United States was ¥683 billion as of March 31, 2024.

MIZUHO FINANCIAL GROUP,
INC
.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 26, 2024 expressed an unqualified opinion thereon.
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

Allowance for Credit Losses

Description of the Matter
The Company’s loan portfolio and the associated allowance for credit losses (ACL) for the loan portfolio, were JPY 98,445 billion and JPY 750 billion as of March 31, 2024, respectively. As discussed in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses involves significant judgments on several matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the consideration of qualitative adjustments. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default (PD), whereby the Company’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Company’s estimated exposure at default (EAD). The credit loss factors incorporate the PD as well as the loss given default (LGD) based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the PD.

The Company’s methodology for determining ACL on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that affect specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, the Company incorporated the estimated impact of the Russia-Ukraine situation, interest rates hike on domestic obligors and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product. The Company incorporated the estimated impact of the Russia-Ukraine situation by considering the country risk arising from the continued sanctions against Russia and the downgrading of their credit rating.

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

With respect to expected loss models, with the support of our specialists, we evaluated model design and re-performed
the expected loss calculation for a sample of models. We also tested the appropriateness of key inputs and assumptions used in these models by agreeing a sample of inputs to internal and external sources, including historical loss statistics.

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

Valuation of Certain Level 3 Financial Instruments

Description of the Matter
As described in Notes 1 and 26 to the consolidated financial statements, the Company carries various types of over-the-counter
derivatives and long-term debt instruments with embedded derivatives measured at fair value. The Company carried JPY 33 billion, JPY 104 billion and JPY 427 billion of derivative assets, derivative liabilities and long-term debt with embedded derivatives measured at fair value as of March 31, 2024, respectively. These financial instruments are classified within Level 3 of the fair value hierarchy, which is defined as having unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Management utilizes internally developed valuation models and unobservable inputs to value certain level 3 financial instruments. The significant unobservable inputs used by management to value these financial instruments include correlation and volatility.

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

Our audit procedures included, among others, evaluating the valuation techniques used, testing certain significant unobservable inputs used, comparing the Company’s valuation inputs to independent, third-party market information, when available, developing an independent estimate of fair value for a sample of these financial instruments using independent valuation models, and comparing management’s estimate to the independently developed estimate of fair value. We involved our specialists to evaluate certain significant unobservable inputs, and to perform a valuation of a sample of these financial instruments independent from the Company’s estimate of fair value.

/
s/
Ernst & Young ShinNihon LLC
We have served as the Company’s auditor for SEC reporting purposes since 2006, and as its Japanese statutory auditor since 2000, which included the years we served as joint auditors.
Tokyo, Japan
June 2
6
, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes and our report dated June 26, 2024 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 26, 2024

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2023 AND 2024

	2023	2024
	(in millions of yen)
Assets:
Cash and due from banks	2,241,929	2,046,324
Interest-bearing deposits in other banks	65,750,366	72,066,719
Call loans and funds sold	1,647,472	1,392,098
Receivables under resale agreements	11,695,014	20,534,728
Receivables under securities borrowing transactions	1,891,576	2,351,784
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥ 7,355,733 million in 2023 and ¥ 11,722,063 million in 2024)	29,641,038	36,759,812
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥ 2,466,444 million in 2023 and ¥ 2,692,031 million in 2024), net of allowance	23,233,769	17,713,335
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥ 1,594,501 million in 2023 and ¥ 3,767,997 million in 2024)	2,050,107	4,047,547
Equity securities	3,691,870	5,152,893
Other investments	667,201	884,496
Loans (Notes 4 and 5)	94,175,757	98,444,745
Allowance for credit losses on loans	(700,959)	(750,071)

Loans, net of allowance	93,474,798	97,694,674
Premises and equipment—net (Note 6)	1,653,888	1,714,485
Due from customers on acceptances	405,742	437,529
Accrued income	510,791	691,529
Goodwill (Note 7)	92,928	164,458
Intangible assets (Note 7)	44,681	44,984
Deferred tax assets	386,592	195,606
Other assets (Note 12)	9,700,960	8,280,151

Total assets	248,780,722	272,173,152

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2023	2024
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	1,941	6,989
Interest-bearing deposits in other banks	155,551	139,150
Call loans and funds sold	260,997	132,212
Trading account assets	2,614,888	2,450,810
Investments	233,348	241,303
Loans, net of allowance	8,381,183	9,136,505
All other assets	505,636	524,395

Total assets	12,153,544	12,631,365

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
MARCH 31, 2023 AND 2024

	2023	2024
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	33,136,655	33,554,817
Interest-bearing deposits	92,625,324	95,039,351
Foreign:
Noninterest-bearing deposits	3,042,821	3,359,545
Interest-bearing deposits	36,130,825	40,408,034
Due to trust accounts	749,382	245,611
Call money and funds purchased	1,814,874	1,660,682
Payables under repurchase agreements (Note 28)	25,737,154	38,104,868
Payables under securities lending transactions (Note 28)	886,391	1,350,435
Other short-term borrowings (including liabilities accounted for at fair value of ¥ 153,044 million in 2024) (Notes 11 and 26)	3,397,329	3,644,912
Trading account liabilities	19,362,943	20,621,160
Bank acceptances outstanding	405,742	437,529
Income taxes payable	88,277	87,994
Deferred tax liabilities	25,424	31,685
Accrued expenses	442,729	649,010
Long-term debt (including liabilities accounted for at fair value of ¥ 2,680,164 million in 2023, and ¥ 2,876,287 million in 2024) (Notes 11 and 26)	14,893,023	16,277,331
Other liabilities (Note 12)	6,316,695	6,268,999

Total liabilities	239,055,588	261,741,965

Commitments and contingencies (Note 22)

Equity:
MHFG shareholders’ equity:
Common stock (Note 14)—no par value, authorized 4,800,000,000 shares, and issued 2,539,249,894 shares at March 31, 2023 and 2024	5,832,729	5,833,660
Retained earnings	2,442,153	3,120,236
Accumulated other comprehensive income (loss), net of tax (Note 16)	649,395	984,578
Less: Treasury stock, at cost—Common stock 5,027,306 shares at March 31, 2023, and 4,739,805 shares at March 31, 2024	(8,786)	(9,403)

Total MHFG shareholders’ equity	8,915,491	9,929,071
Noncontrolling interests	809,643	502,116

Total equity	9,725,134	10,431,187

Total liabilities and equity	248,780,722	272,173,152

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2023	2024
	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	128,548	44,013
Other short-term borrowings	187,852	247,180
Trading account liabilities	64,708	37,147
Long-term debt	1,164,719	1,465,149
All other liabilities	1,057,384	1,069,472

Total liabilities	2,603,211	2,862,962

See the accompanying Notes to the
Consolidated
Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

	2022	2023	2024
	(in millions of yen)
Interest and dividend income:
Loans, including fees	957,579	1,960,377	2,953,217
Investments:
Interest	63,050	78,953	192,116
Dividends	83,589	96,237	113,808
Trading account assets	245,146	426,117	714,884
Call loans and funds sold	1,377	13,877	32,963
Receivables under resale agreements and securities borrowing transactions	36,479	307,744	739,016
Deposits in other banks	56,721	505,486	1,020,997

Total interest and dividend income	1,443,941	3,388,791	5,767,000

Interest expense:
Deposits	76,292	1,061,014	2,176,777
Trading account liabilities	59,739	101,311	174,883
Call money and funds purchased	1,093	17,308	22,167
Payables under repurchase agreements and securities lending transactions	40,672	671,006	1,716,331
Other short-term borrowings	5,623	59,314	95,704
Long-term debt	190,713	270,111	376,214

Total interest expense	374,132	2,180,064	4,562,076

Net interest income	1,069,809	1,208,727	1,204,924
Provision (credit) for credit losses (Notes 3 and 5)	214,408	93,753	47,135

Net interest income after provision (credit) for credit losses.	855,401	1,114,974	1,157,788

Noninterest income (Note 24):
Fee and commission income	980,000	984,345	1,117,826
Foreign exchange gains (losses)—net (Note 25)	91,611	189,526	(19,390)
Trading account gains (losses)—net (Note 25)	(491,947)	(603,910)	390,260
Investment gains (losses)—net:
Debt securities	(14,777)	5,167	(6,446)
Equity securities	(60,563)	135,601	1,010,288
Equity in earnings (losses) of equity method investees—net	34,587	(26,999)	19,791
Gains on disposal of premises and equipment	9,943	4,920	10,128
Other noninterest income	120,936	199,453	221,273

Total noninterest income	669,790	888,103	2,743,729

Noninterest expenses:
Salaries and employee benefits	669,474	694,027	803,966
General and administrative expenses	611,326	692,879	751,187
Occupancy expenses	201,987	164,603	168,473
Fee and commission expenses	203,957	202,347	239,246
Provision (credit) for credit losses on off-balance-sheet instruments	(14,819)	6,581	9,585
Other noninterest expenses	95,754	173,470	305,950

Total noninterest expenses	1,767,679	1,933,907	2,278,406

Income (loss) before income tax expense (benefit)	(242,488)	69,170	1,623,112
Income tax expense (benefit) (Note 19)	(141,017)	35,142	425,120

Net income (loss)	(101,471)	34,028	1,197,992
Less: Net income attributable to noncontrolling interests	3,251	48,037	285,519

Net income (loss) attributable to MHFG shareholders	(104,722)	(14,009)	912,473

Earnings per common share (Note 18):		(in yen)
Basic net income (loss) per common share	(41.28)	(5.52)	359.70

Diluted net income (loss) per common share	(41.28)	(5.52)	359.65

Dividends per common share:
Common stock	80.00	85.00	105.00

See
the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

	2022	2023	2024
	(in millions of yen)
Net income (loss) (Note)	(101,471)	34,028	1,197,992
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	(17,020)	(7,828)	33,384
Foreign currency translation adjustments, net of tax	185,298	135,849	240,944
Defined benefit plan adjustments, net of tax	(41,385)	68,223	75,987
Own credit risk adjustments, net of tax	(300)	13,443	(14,152)

Total other comprehensive income, net of tax	126,593	209,687	336,163

Total comprehensive income	25,122	243,715	1,534,155
Less: Total comprehensive income attributable to noncontrolling interests	7,846	48,442	286,498

Total comprehensive income attributable to MHFG shareholders	17,276	195,273	1,247,657

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See
the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

	2022	2023	2024
	(in millions of yen)
Common stock:
Balance at beginning of fiscal year	5,826,863	5,816,834	5,832,729
Performance-based stock compensation program	(69)	(256)	585
Change in ownership interests in consolidated subsidiaries	(9,960)	16,271	463
Other	—	(120)	(117)

Balance at end of fiscal year	5,816,834	5,832,729	5,833,660

Retained earnings:
Balance at beginning of fiscal year	2,967,385	2,665,608	2,442,153
Net income (loss) attributable to MHFG shareholders	(104,722)	(14,009)	912,473
Dividends declared	(196,746)	(209,432)	(234,802)
Other	(309)	(14)	412

Balance at end of fiscal year	2,665,608	2,442,153	3,120,236

Accumulated other comprehensive income (loss), net of tax (Note 16) (Note) :
Balance at beginning of fiscal year	318,114	440,112	649,395
Change during year	121,998	209,283	335,184

Balance at end of fiscal year	440,112	649,395	984,578

Treasury stock, at cost:
Balance at beginning of fiscal year	(7,124)	(8,342)	(8,786)
Purchases of treasury stock	(2,870)	(2,315)	(3,384)
Disposal of treasury stock	1,652	1,871	2,767

Balance at end of fiscal year	(8,342)	(8,786)	(9,403)

Total MHFG shareholders’ equity	8,914,212	8,915,491	9,929,071

Noncontrolling interests:
Balance at beginning of fiscal year	582,919	528,019	809,643
Transactions between the MHFG Group and the noncontrolling interest shareholders	(44,651)	254,914	(575,476)
Dividends paid to noncontrolling interests	(18,095)	(21,732)	(18,549)
Net income attributable to noncontrolling interests	3,251	48,037	285,519
Other	4,595	405	979

Balance at end of fiscal year	528,019	809,643	502,116

Total equity	9,442,231	9,725,134	10,431,187

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial
Statements
.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

	2022	2023	2024

	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	(101,471)	34,028	1,197,992
Less: Net income attributable to noncontrolling interests	3,251	48,037	285,519

Net income (loss) attributable to MHFG shareholders	(104,722)	(14,009)	912,473
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	228,397	238,997	222,714
Provision (credit) for credit losses	214,408	93,753	47,135
Investment losses (gains)—net	75,340	(140,768)	(1,003,842)
Equity in losses (earnings) of equity method investees—net	(34,587)	26,999	(19,791)
Foreign exchange losses (gains)—net	517,989	439,767	737,268
Deferred income tax expense (benefit)	(255,365)	(143,842)	165,355
Net change in trading account assets	2,386,304	(4,031,782)	(5,783,698)
Net change in trading account liabilities	3,634,056	4,235,704	270,707
Net change in loans held for sale	(126,804)	(72,356)	125,402
Net change in accrued income	4,680	(179,772)	(148,029)
Net change in accrued expenses	2,783	259,428	138,098
Other—net	(1,044,392)	294,794	875,705

Net cash provided by (used in) operating activities	5,498,087	1,006,913	(3,460,502)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	36,330,397	35,864,487	28,361,232
Proceeds from sales of Equity securities (Note)	2,526,075	930,586	2,834,790
Proceeds from maturities of Available-for-sale securities	39,008,678	39,537,476	39,223,805
Proceeds from maturities of Held-to-maturity securities	178,955	227,711	450,249
Purchases of Available-for-sale securities	(80,478,884)	(68,223,956)	(60,811,386)
Purchases of Held-to-maturity securities	(714,794)	(677,508)	(2,154,616)
Purchases of Equity securities (Note)	(2,208,196)	(914,215)	(3,406,497)
Proceeds from sales of loans	2,046,573	492,933	681,116
Net change in loans	(1,397,302)	(2,615,468)	(909,874)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(147,806)	1,790,227	(7,739,449)
Proceeds from sales of premises and equipment	18,720	9,813	13,594
Purchases of premises and equipment	(136,238)	(185,583)	(256,475)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	50,699	2,872	89,522
Purchases of investments in subsidiaries (affecting the scope of consolidation)	(93,005)	(48,887)	(55,469)

Net cash provided by (used in) investing activities	(5,016,128)	6,190,488	(3,679,457)

Cash flows from financing activities:
Net change in deposits	3,589,567	5,834,904	2,466,532
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	9,268	4,444,768	9,633,825
Net change in due to trust accounts	9,454	359,135	(503,770)
Net change in other short-term borrowings	(1,711,421)	(4,338,379)	14,167
Proceeds from issuance of long-term debt	3,004,293	4,701,954	3,061,735
Repayment of long-term debt	(2,715,054)	(2,985,756)	(2,956,548)
Proceeds from noncontrolling interests	101,755	36,924	62,780
Payments to noncontrolling interests	(80,493)	(58,811)	(67,169)
Proceeds from sales of treasury stock	874	1,615	2,768
Purchases of treasury stock	(1,927)	(2,314)	(3,384)
Dividends paid	(196,783)	(209,457)	(234,787)
Dividends paid to noncontrolling interests	(18,095)	(21,732)	(18,549)

Net cash provided by financing activities	1,991,438	7,762,851	11,457,601

Effect of exchange rate changes on cash and cash equivalents	966,796	857,754	1,803,107

Net increase in cash and cash equivalents	3,440,193	15,818,006	6,120,748
Cash and cash equivalents at beginning of fiscal year	48,734,096	52,174,289	67,992,295

Cash and cash equivalents at end of fiscal year	52,174,289	67,992,295	74,113,043

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

	2022	2023	2024

	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	274,530	2,030,281	4,758,832
Income taxes paid	164,408	133,370	287,693
Noncash investing activities:
Transfer of loans into loans held for sale	15,916	2,089	2,227

Note:	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
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
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of loans held-for-sale,
valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain other short-term borrowings and long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of geopolitical unrest, such as the Russia-Ukraine situation and economic uncertainty, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.

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
Loans are considered nonaccrual when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is nonaccrual include delinquency status and the ability of the debtor to make payments of the principal and interest when due. Nonaccrual loans include loans past due for 90 days or more and modified loans to borrowers experiencing financial difficulty. The majority of nonaccrual loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In case loans are designated as nonaccrual loans, interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectability of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Nonaccrual loans are restored to accrual loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to modified loans to borrowers experiencing financial difficulty, in general, such loans are restored to accrual loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. See Note 4 “Loans” for the definitions of obligor ratings.
Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value on an individual loan basis, with valuation changes recorded in Other noninterest income and expenses. If management decides to retain certain loans held for sale for the foreseeable future or until maturity or payoff, such items are transferred to Loans at the lower of cost or fair value.
Financial instruments—current expected credit losses (“CECL”)
CECL established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected life and consider expected future changes in macroeconomic conditions. ASC 326 reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. This ASC requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. This ASC also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reversed through interest income was not significant for the fiscal years ended March 31, 2023 and 2024. The following note and Note 5 “Allowance for credit losses on loans” provide further information about the impact that the adoption of ASC 326 had on the MHFG Group.
Allowance and provision (credit) for credit losses on loans
Each reporting period, the MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, the Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, the Group separately monitors the credit quality of each obligor without using time-based triggers.

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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for the Group’s business plan. If the scenarios are not reflective of management’s expectations, adjustments may be made to the scenarios. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated semi-annually in principle and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2023 and 2024, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
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
The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loans and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to modified loans to borrowers experiencing financial difficulty in the retail portfolio segment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off,
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to modified loans to borrowers experiencing financial difficulty, discounted at the loan’s post-modification contractual effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that affect specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of the Russia-Ukraine situation, interest rates hike on domestic obligors and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product.
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
Available-for-sale
securities are impaired if the fair value is less than the amortized cost (excluding accrued interest receivable). In the case where the Group has the intent to sell an available-for-sale
debt security or more likely than not will be required to sell an available-for-sale
debt security before the recovery of its amortized cost basis, the entire difference between amortized cost basis and fair value is recognized immediately through earnings. In other cases, the Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of the credit loss is recognized in Provision (credit) for credit losses, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Deposit-related fees include service charges on consumer and commercial deposit accounts such as account transfer charges. Deposit-related fees are recognized at the point in time when the transactions occur, or the related service is provided.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Earnings per common share
Basic earnings per common share are computed by dividing net income (
loss
) attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect all dilutive potential common shares such as stock options and the common shares of MHFG under the stock compensation programs. See Note 18 “Earnings per common share” for the computation of basic and diluted earnings per common share.
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
In March 2022, the FASB issued ASU
No.2022-02,
“Financial Instruments—Credit Losses (Topic 326)—Troubled Debt Restructurings and Vintage Disclosures” (“ASU
No.2022-02”).
The amendments in this update eliminate the accounting guidance for troubled debt restructurings (“TDR”s) by creditors in Subtopic
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
through
35-11
to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments in this update also require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Topic 326. The MHFG Group adopted ASU
No.2022-02
on April 1, 2023. The adoption of ASU
No.2022-02
did not have a material impact on its consolidated results of operations or financial condition. The amendments related to disclosures are required to be applied prospectively beginning as of the date of adoption. See Note 4 “Loans” for new disclosures for periods beginning on and after April 1, 2023.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting pronouncements issued but not yet effective as of March 31, 2024
In November 2023, the FASB issued ASU
No.2023-07,
“Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures” (“ASU
No.2023-07”).
The amendments in this update improve the annual and interim reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is required to be adopted on a retrospective basis and will be effective for the MHFG Group for its fiscal year ending March 31, 2025 and for interim periods beginning on April 1, 2025. The Group is currently evaluating the potential impact that the adoption of ASU
No.2023-07
will have on disclosures in its consolidated financial statements.
In December 2023, the FASB issued ASU
No.2023-09,
“Income Taxes (Topic 740)—Improvements to Income Tax Disclosures” (“ASU
No.2023-09”).
The ASU improves income tax disclosures primarily in relation to the rate reconciliation and information on income taxes paid on an annual basis. The ASU will be effective for the MHFG Group for its fiscal year ending March 31, 2026. The Group is currently evaluating the potential impact that the adoption of ASU
No.2023-09
will have on disclosures in its consolidated financial statements.
3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2023 and 2024 are as follows:

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

	(in millions of yen)
2024
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,968,212	9,137	2,956	10,974,393
Japanese local government bonds	591,218	95	7,574	583,739
U.S. Treasury bonds and federal agency securities	147,186	118	252	147,052
Other foreign government bonds	2,044,611	1,739	1,755	2,044,595
Agency mortgage-backed securities (1)	495,057	140	18,225	476,972
Residential mortgage-backed securities	32,120	30	767	31,383
Commercial mortgage-backed securities	800,224	4,787	789	804,222
Japanese corporate bonds and other debt securities	1,817,009	21,958	5,909	1,833,057
Foreign corporate bonds and other debt securities (2)	816,421	1,713	214	817,921

Total	17,712,059	39,718	38,442	17,713,335

Held-to-maturity securities:
Debt securities:
Japanese government bonds	519,397	208	7,585	512,020
Agency mortgage-backed securities (3)	3,528,150	9,213	186,460	3,350,904

Total	4,047,547	9,421	194,044	3,862,924

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥522,166 million and ¥31 million, respectively, at March 31, 2023, and ¥476,947 million and ¥26 million, respectively, at March 31, 2024. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥330,365 million at March 31, 2023, and ¥209,956 million at March 31, 2024.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.
(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities were ¥nil at both March 31, 2023 and 2024.
(5)	Accrued interest receivables are excluded from amortized cost, of which the amount were ¥5,637 million at March 31, 2023, and ¥15,708 million at March 31, 2024 and included in Accrued income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2024 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,565,041	11,922	391,249	—	10,968,212
Japanese local government bonds	72,554	220,432	288,731	9,501	591,218
U.S. Treasury bonds and federal agency securities	147,186	—	—	—	147,186
Other foreign government bonds	1,513,211	526,826	3,293	1,281	2,044,611
Agency mortgage-backed securities	—	—	912	494,145	495,057
Residential mortgage-backed securities	—	—	—	32,120	32,120
Commercial mortgage-backed securities	12,480	545,950	241,794	—	800,224
Japanese corporate bonds and other debt securities	270,114	1,011,897	205,192	329,806	1,817,009
Foreign corporate bonds and other debt securities	463,244	240,076	92,781	20,320	816,421

Total	13,043,830	2,557,103	1,223,953	887,173	17,712,059

Held-to-maturity securities:
Debt securities:
Japanese government bonds	100,005	179,850	239,542	—	519,397
Agency mortgage-backed securities	—	—	—	3,528,150	3,528,150

Total	100,005	179,850	239,542	3,528,150	4,047,547

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,562,258	11,912	400,223	—	10,974,393
Japanese local government bonds	72,521	219,353	282,856	9,009	583,739
U.S. Treasury bonds and federal agency securities	147,052	—	—	—	147,052
Other foreign government bonds	1,512,511	527,510	3,294	1,281	2,044,595
Agency mortgage-backed securities	—	—	904	476,068	476,972
Residential mortgage-backed securities	—	—	—	31,383	31,383
Commercial mortgage-backed securities	12,485	547,001	244,736	—	804,222
Japanese corporate bonds and other debt securities	270,031	1,009,579	203,358	350,089	1,833,057
Foreign corporate bonds and other debt securities	463,311	240,935	92,929	20,746	817,921

Total	13,040,169	2,556,290	1,228,299	888,577	17,713,335

Held-to-maturity securities:
Debt securities:
Japanese government bonds	100,213	178,440	233,367	—	512,020
Agency mortgage-backed securities	—	—	—	3,350,904	3,350,904

Total	100,213	178,440	233,367	3,350,904	3,862,924

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit losses
The MHFG Group recognized allowance for credit losses on
available-for-sale
securities, of which the amount was ¥14 billion at April 1, 2021 and increased by ¥20 billion from April 1, 2021 to ¥34 billion as of March 31, 2022. The increase was due mainly to an increase in credit losses for certain Japanese corporate bonds and other debt securities. The Group did not recognize allowance for credit losses on available-for-sale
securities as of March 31, 2023, a decrease by ¥34 billion from March 31, 2022. The decrease was due to a sale of certain Japanese corporate bonds and other debt securities during the period. The Group did not recognize allowance for credit losses on available-for-sale
securities on March 31, 2023 and 2024. The Group did not
recognize allowance for credit losses on
held-to-maturity
securities on March 31, 2022, 2023 and 2024 because
held-to-maturity
securities consist of Japanese government bonds and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details of the methodology used to determine the allowance for credit losses.
Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2023 and 2024:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2023
Available-for-sale securities:
Debt securities:
Japanese government bonds	3,706,134	11,369	1,419,222	26,127	5,125,356	37,496
Japanese local government bonds	146,484	1,596	322,224	4,032	468,708	5,628
U.S. Treasury bonds and federal agency securities	65,288	765	293,149	6,524	358,437	7,289
Other foreign government bonds	475,493	674	250,130	1,587	725,623	2,261
Agency mortgage-backed securities (Note)	142,776	2,361	238,858	8,946	381,634	11,307
Residential mortgage-backed securities	16,230	265	22,017	601	38,247	866
Commercial mortgage-backed securities.	105,346	304	43,653	147	148,999	451
Japanese corporate bonds and other debt securities	1,177,725	3,775	635,289	763	1,813,014	4,538
Foreign corporate bonds and other debt securities	434,339	1,279	68,959	302	503,298	1,581

Total	6,269,815	22,388	3,293,501	49,029	9,563,316	71,417

2024
Available-for-sale securities:
Debt securities:
Japanese government bonds	9,019,722	2,448	675,435	508	9,695,157	2,956
Japanese local government bonds	108,071	369	456,471	7,205	564,542	7,574
U.S. Treasury bonds and federal agency securities	113,185	252	—	—	113,185	252
Other foreign government bonds	865,375	1,196	107,238	559	972,613	1,755
Agency mortgage-backed securities (Note)	130,779	1,125	307,777	17,100	438,556	18,225
Residential mortgage-backed securities	645	—	25,220	766	25,865	767
Commercial mortgage-backed securities.	18,594	214	138,724	576	157,318	789
Japanese corporate bonds and other debt securities	314,933	893	1,217,858	5,016	1,532,791	5,909
Foreign corporate bonds and other debt securities	203,248	166	24,902	48	228,150	214

Total	10,774,551	6,663	2,953,626	31,779	13,728,177	38,442

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥381,634 million at March 31, 2023, and ¥438,556 million at March 31, 2024. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

Available-for-sale
securities are considered impaired if the fair value is less than the amortized cost. The MHFG Group recognizes impairment losses in earnings if the Group has the intent to sell the debt security, or if it is more likely than not that the Group will be required to sell the debt security before recovery of its amortized cost. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases are expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the Group determined that their entire amortized cost bases are expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the fiscal years ended March 31, 2022, 2023 and 2024. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2022, 2023 and 2024” for the proceeds from sales of investments.

	2022	2023	2024

	(in millions of yen)
Gross realized gains	12,540	22,962	34,287
Gross realized losses	(40,077)	(23,593)	(51,384)

Net realized gains (losses) on sales of available-for-sale securities	(27,537)	(631)	(17,097)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024

	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	(60,563)	135,601	1,010,288
Less: Net gains (losses) recognized during the period on equity securities sold during the period	17,000	29,561	235,564

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	(77,563)	106,040	774,724

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2022, 2023 and 2024:

	2022	2023	2024

	(in millions of yen)
Carrying amounts at the end of the period	207,407	207,743	357,938
Downward adjustments and impairments	6,519	5,345	11,002
Upward adjustments	11,623	13,015	13,764
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	2022	2023	2024

	(in millions of yen)
Downward adjustments and impairments	2,626	1,291	7,296
Upward adjustments	2,459	1,459	825
The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument
basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other investments
The following table summarizes the composition of Other investments at March 31, 2023 and 2024:

	2023	2024
	(in millions of yen)
Equity method investments	598,772	799,527
Investments held by consolidated investment companies and other	68,429	84,969

Total	667,201	884,496

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥268,736 million and ¥316,205 million, at March 31, 2023 and 2024, respectively. The aggregate market values of these marketable equity securities were ¥503,171 million and ¥642,663 million, respectively. The majority of aggregate market values of these marketable equity securities as of March 31, 2024 include Orient Corporation, Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the MHFG Group’s proportionate share of the total outstanding common stock were 49.00%, 15.00% and 23.54%, respectively. In addition, equity method investments as of March 31, 2024 include non-marketable
equity securities such as Matthews International Capital Management, LLC, Custody Bank of Japan, Ltd., Rakuten Securities, Inc. and Kisetsu Saison Finance (India) Private Ltd. of which the MHFG Group’s proportionate share of the total outstanding common stock were 18.10%, 27.00%, 49.00% and 16.25%, respectively.
Investments held by consolidated investment companies
The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable
investments.
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
The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

policies for loans. The amount of accrued interest receivables included in
Accrued
income
was ¥198 billion and ¥260 billion at March 31, 2023 and 2024, respectively.
The Group does not believe that its exposure to any particular geographic area and business sector results in a significant concentration of credit risk.
The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB, and equivalent obligor ratings are determined for the other subsidiaries:

Obligor category (1) (2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.

	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.

	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.

	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.

Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.

	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.

Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.

Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with modified debt or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2023 and 2024:

	Term loans by origination year
	2022	2021	2020	2019	2018	Prior to 2018	Revolving Loans (2)	Total

	(in billions of yen)
2023

Domestic:
Corporate:
Large companies:
Normal obligors	12,277	5,993	5,384	3,994	3,065	3,670	7,517	41,900
Watch obligors excluding special attention obligors	109	46	50	58	59	33	130	485
Nonaccrual loans	153	35	61	134	99	159	339	980
Small and medium-sized companies:
Normal obligors	551	301	285	248	221	571	531	2,708
Watch obligors excluding special attention obligors	45	16	26	16	18	28	20	169
Nonaccrual loans	26	7	16	9	8	27	29	122
Retail (1) :
Housing Loan:
Normal obligors	711	570	476	468	478	4,723	—	7,426
Watch obligors excluding special attention obligors	1	2	1	2	1	35	—	42
Nonaccrual loans	8	2	2	1	1	25	—	39
Others:
Normal obligors	184	87	226	80	64	297	484	1,422
Watch obligors excluding special attention obligors	22	6	21	5	4	5	8	71
Nonaccrual loans	9	4	6	2	4	20	10	55
Sovereign:
Normal obligors	1,217	54	90	91	75	328	1	1,856
Watch obligors excluding special attention obligors	8	2	—	—	—	—	—	10
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	107	17	23	134	155	114	95	645
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	15,428	7,142	6,667	5,242	4,252	10,035	9,164	57,930

Foreign:
Corporate (3) :
Normal obligors	15,317	3,891	2,142	1,954	1,024	1,312	6,731	32,371
Watch obligors excluding special attention obligors	228	101	192	72	43	50	58	744
Nonaccrual loans	31	19	13	18	11	32	11	135
Retail:
Normal obligors	2	1	1	1	1	3	—	9
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	160	188	7	32	5	2	83	477
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	1	—	—	—	1
Banks and other financial institutions:
Normal obligors	1,536	265	169	91	19	4	404	2,488
Watch obligors excluding special attention obligors	8	4	4	5	—	—	—	21
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	17,282	4,469	2,528	2,174	1,103	1,403	7,287	36,246

Total	32,710	11,611	9,195	7,416	5,355	11,438	16,451	94,176

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Term loans by origination year
	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans (2)	Total

	(in billions of yen)
2024

Domestic:
Corporate:
Large companies:
Normal obligors	13,870	5,879	4,505	4,328	2,832	4,979	7,847	44,241
Watch obligors excluding special attention obligors	186	42	37	43	184	49	172	713
Nonaccrual loans	157	65	26	61	134	167	356	967
Small and medium-sized companies:
Normal obligors	430	251	195	150	151	533	494	2,204
Watch obligors excluding special attention obligors	35	15	10	12	15	30	19	135
Nonaccrual loans	8	7	7	8	8	33	26	97
Retail (1) :
Housing Loan:
Normal obligors	350	391	431	342	360	5,224	—	7,098
Watch obligors excluding special attention obligors	—	—	—	—	—	36	—	37
Nonaccrual loans	—	—	—	—	1	33	—	35
Others:
Normal obligors	211	71	54	100	48	337	470	1,291
Watch obligors excluding special attention obligors	23	6	5	10	3	7	8	62
Nonaccrual loans	5	2	3	6	2	22	9	49
Sovereign:
Normal obligors	1,858	47	48	92	66	321	3	2,436
Watch obligors excluding special attention obligors	8	2	1	—	—	—	—	12
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	120	103	262	2	107	110	527	1,231
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	17,261	6,882	5,585	5,155	3,911	11,883	9,932	60,608

Foreign:
Corporate (3) :
Normal obligors	14,106	5,488	2,589	1,028	1,128	1,028	7,706	33,073
Watch obligors excluding special attention obligors	243	83	35	161	22	57	105	705
Nonaccrual loans	60	27	2	5	2	19	13	127
Retail:
Normal obligors	2	1	1	1	1	3	—	10
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	319	215	117	2	4	—	29	686
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	1,674	874	193	21	2	7	448	3,219
Watch obligors excluding special attention obligors	—	6	4	—	6	—	—	16
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	16,403	6,694	2,941	1,219	1,164	1,114	8,302	37,837

Total	33,665	13,575	8,525	6,374	5,075	12,997	18,233	98,445

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

(2)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2023 and 2024.
(3)	Corporate of foreign included ¥184 billion and ¥176 billion of lease receivables that were receivables arising from direct financing leasing at March 31, 2023 and 2024, respectively.
The table below presents gross charge-offs recognized for the fiscal year ended March 31, 2024:

	March 31, 2024
	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Total

	(in billions of yen)
Domestic:
Corporate:
Large companies	5	13	3	—	2	1	2	27
Small and medium-sized companies	1	2	—	—	—	—	2	5
Retail:
Housing Loan	—	—	—	—	—	2	—	2
Others	1	1	—	—	—	1	—	3

Total domestic	6	16	3	—	2	4	4	37

Foreign:
Total foreign (Note)	—	1	1	2	—	6	—	10

Total	7	18	3	2	2	10	4	46

Note: The majority of total foreign consist of corporate.
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
Unearned income and deferred loan fees was ¥238 billion and ¥268 billion at March 31, 2023 and 2024, respectively.
The Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of March 31, 2024, collateral relating to these loans was primarily comprised of real estate. There were no significant changes in the extent to which collateral secures these loans during this fiscal year and no significant concentration of collateral against any portfolio segment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonaccrual loans
The MHFG Group considers loans to be nonaccrual when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The table below presents nonaccrual loans information at March 31, 2023 and 2024:

	Amortized cost (1)			Interest income recognized (2)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans

	(in billions of yen)
2023

Domestic:
Corporate:
Large companies	961	19	980	16
Small and medium-sized companies	103	19	122	1
Retail:
Housing Loan	22	17	39	1
Others	37	18	55	1

Total domestic	1,123	73	1,196	19

Foreign:
Total foreign (3)	132	4	136	4

Total	1,255	77	1,332	23

2024

Domestic:
Corporate:
Large companies	950	17	967	13
Small and medium-sized companies	86	12	97	1
Retail:
Housing Loan	20	15	35	1
Others	31	18	49	1

Total domestic	1,088	61	1,149	16

Foreign:
Total foreign (3)	124	3	127	4

Total	1,212	64	1,276	20

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is consistent with the Group’s definition of nonaccrual loans.
(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The remaining balance of nonaccrual loans that have been partially charged off, was ¥11,314 million and ¥8,168 million as of March 31, 2023 and 2024, respectively.
Loan modifications to borrowers experiencing financial difficulty
The MHFG Group grants certain modifications of loans to borrowers experiencing financial difficulty. The following table presents modified loans that were determined to be TDRs during the fiscal year ended March 31, 2023:

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents loan modifications to borrowers experiencing financial difficulty by type of modification during the fiscal year ended March 31, 2024:

	Term extension (2)	Interest rate reduction (2)	Term extension and interest rate reduction	Principal forgiveness	Other	Total (3)(4)

	(in billions of yen)
2024
Domestic:
Corporate:
Large companies	227	—	4	—	6	237
Small and medium-sized companies	34	—	2	—	—	35
Retail:
Housing Loan	—	—	—	—	—	—
Others	4	—	—	—	—	5

Total domestic	265	—	6	—	6	278

Foreign:
Total foreign (1)	15	5	1	—	—	20

Total	280	5	6	—	6	298

Notes:
(1)	The majority of total foreign consist of corporate.
(2)
The financial effects of loan modifications, which were largely in the form of term extensions and interest rate reductions, included extending the weighted-average life of the loans by 12.1 months, and reducing the weighted-average contractual interest rate by 0.6% for the fiscal year ended March 31, 2024.

(3)	Commitments to lend to borrowers experiencing financial difficulty that were granted modifications were immaterial at March 31, 2024.
(4)
The allowance for credit losses on loans is based on macroeconomic-sensitive models that rely on historical performance and macroeconomic scenarios to forecast expected credit losses. Modifications of loans impact expected credit losses by affecting the likelihood of default.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the delinquent status of modified loans to borrowers experiencing financial difficulty, including loans that were modified during the fiscal year ended March 31, 2024:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in billions of yen)
2024
Domestic:
Corporate:
Large companies	—	—	4	4	234	237
Small and medium-sized companies	—	—	—	—	35	35
Retail:
Housing Loan	—	—	—	—	—	—
Others	—	—	—	—	5	5

Total domestic	—	—	4	5	273	278

Foreign:
Total foreign (Note)	—	—	—	—	20	20

Total	—	—	4	5	293	298

Note: The majority of total foreign consist of corporate.
Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the fiscal year ended March 31, 2023 with respect to the loans modified as TDRs within the previous twelve months:

Recorded investment
2023

(in billions of yen)
Domestic:
Corporate:
Large companies	95
Small and medium-sized companies	1
Retail:
Housing Loan	1
Others	1

Total domestic	98

Foreign:
Total foreign	10

Total	108

The loans modified and subsequently defaulted during the fiscal year ended March 31, 2024 were insignificant.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2023 and 2024:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in billions of yen)
2023
Domestic:
Corporate:
Large companies	—	3	28	31	43,334	43,365
Small and medium-sized companies	—	—	9	9	2,990	2,999
Retail:
Housing Loan	14	8	13	35	7,472	7,507
Others	4	1	10	15	1,533	1,548
Sovereign	—	—	—	—	1,866	1,866
Banks and other financial institutions	—	—	—	—	645	645

Total domestic	18	12	60	90	57,840	57,930

Foreign:
Total foreign (Note)	—	—	23	23	36,223	36,246

Total	18	12	83	113	94,063	94,176

2024
Domestic:
Corporate:
Large companies	1	—	35	37	45,884	45,921
Small and medium-sized companies	—	1	5	6	2,431	2,436
Retail:
Housing Loan	12	7	12	31	7,139	7,170
Others	5	1	10	16	1,387	1,403
Sovereign	—	—	—	—	2,447	2,447
Banks and other financial institutions	—	—	—	—	1,231	1,231

Total domestic	18	9	62	89	60,519	60,608

Foreign:
Total foreign (Note)	—	—	20	20	37,817	37,837

Total	18	9	82	109	98,335	98,445

Note: The majority of total foreign consist of corporate.
Net losses on sales of loans
Net losses on sales of loans were ¥3,080 million, ¥13,436 million and ¥43,457 million for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. These net losses include unrealized gains and losses on loans held for sale, representing the adjustments to the lower of cost or fair value at the end of each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the fiscal years ended March 31, 2022, 2023 and 2024 are shown below:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total

	(in millions of yen)
2022
Balance at beginning of fiscal year	481,420	83,171	68	623	85,567	650,849

Provision (credit) for credit losses on loans	144,998	(6,895)	(6)	(227)	49,729	187,599

Charge-offs	(32,530)	(4,166)	—	—	(23,144)	(59,840)

Recoveries	7,618	1,304	—	—	9,832	18,754

Net charge-offs	(24,912)	(2,862)	—	—	(13,312)	(41,086)

Others (1)	—	—	—	42	12,413	12,455

Balance at end of fiscal year	601,506	73,414	62	438	134,397	809,817

2023
Balance at beginning of fiscal year	601,506	73,414	62	438	134,397	809,817

Provision (credit) for credit losses on loans	51,551	(5,413)	(9)	432	44,287	90,848

Charge-offs (3)	(153,014)	(5,664)	—	—	(68,772)	(227,450)

Recoveries	5,858	1,204	—	—	3,414	10,476

Net charge-offs	(147,156)	(4,460)	—	—	(65,358)	(216,974)

Others (1)	—	—	—	—	17,268	17,268

Balance at end of fiscal year	505,901	63,541	53	870	130,594	700,959

2024
Balance at beginning of fiscal year	505,901	63,541	53	870	130,594	700,959

Provision (credit) for credit losses on loans	83,702	(4,208)	(9)	(597)	(26,061)	52,827

Charge-offs (3)	(31,936)	(4,882)	—	—	(9,505)	(46,323)

Recoveries	6,049	1,338	—	—	4,561	11,948

Net charge-offs	(25,887)	(3,544)	—	—	(4,945)	(34,376)

Others (1)	—	—	—	—	30,660	30,660

Balance at end of fiscal year	563,716	55,790	44	273	130,249	750,071

Notes:
(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total foreign consist of corporate.
(3)
Charge-offs decreased from ¥227,450 million for the fiscal year ended March 31, 2023 to ¥46,323 million for the fiscal year ended March 31, 2024. The decrease was due mainly to a charge-off related to a debt waiver to a domestic corporate borrower which was recognized in the fiscal year ended March 31, 2023.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment
Premises and equipment at March 31, 2023 and 2024 consist of the following:

	2023	2024

	(in millions of yen)
Land	577,755	577,026
Buildings	703,655	684,476
Equipment and furniture	378,015	393,379
Leasehold improvements	204,835	217,762
Construction in progress	44,393	47,787
Software	1,366,445	1,452,645

Total	3,275,098	3,373,076
Less: Accumulated depreciation and amortization	1,621,210	1,658,590

Premises and equipment—net	1,653,888	1,714,485

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2022, 2023 and 2024 was ¥220,436 million, ¥231,291 million and ¥214,157 million, respectively.
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
The amount of impairment losses on premises and equipment for the fiscal year ended March 31, 2024 was not significant.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and intangible assets
Goodwill
The changes in Goodwill during the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024

	(in millions of yen)
Balance at beginning of fiscal year	92,695	92,695	92,928
Goodwill acquired (1)	—	233	66,980
Foreign exchange translation	—	—	4,550
Balance at end of fiscal year	92,695	92,928	164,458

Gross amount of goodwill (2)	161,993	163,209	235,563
Accumulated impairment losses	69,298	70,281	71,105

Notes:
(1)	For the fiscal year ended March 31, 2024, Goodwill acquired is entirely related to the acquisition of Greenhill & Co., Inc.
(2)	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 30 “Business segment information.”
Intangible assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets at March 31, 2023 and 2024:

	2023			2024
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	130,124	94,777	35,347	135,866	102,231	33,636
Other	2,883	1,408	1,475	7,696	3,641	4,055

Total	133,007	96,185	36,822	143,562	105,871	37,690

Intangible assets not subject to amortization:
Total	7,859	—	7,859	7,293	—	7,293

Total	140,866	96,185	44,681	150,855	105,871	44,984

Note:
Customer relationships were mainly acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2022, 2023 and 2024, the MHFG Group recognized ¥7,961 million, ¥7,706 million and ¥8,557 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2025	8,825
2026	7,211
2027	6,492
2028	3,526
2029	3,098
8. Pledged assets and collateral
The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2023 and 2024:

	2023	2024

	(in billions of yen)
Interest-bearing deposits in other banks	92	94
Trading account assets	7,830	12,331
Investments	12,452	15,081
Loans	8,715	8,699
Other assets	2,059	2,699

Total	31,148	38,904

The associated liabilities collateralized by the above assets at March 31, 2023 and 2024 are summarized below:

	2023	2024

	(in billions of yen)
Deposits	988	217
Payables under repurchase agreements	10,542	17,553
Payables under securities lending transactions	721	689
Other short-term borrowings	1,003	1,803
Long-term debt	2,173	2,490

Total	15,427	22,752

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. These amounts are deemed to be restricted cash. At March 31, 2023 and 2024, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥64,993 billion and ¥70,593 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,701 billion and ¥1,734 billion at March 31, 2023 and 2024, respectively.
At March 31, 2023 and 2024, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥15,529 billion and ¥25,466 billion, respectively, of which ¥13,379 billion and ¥22,812 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales. This collateral received isn’t recognized on balance sheet, except for the securities received as collateral that the Group is permitted to sell or repledge in securities lending transactions where the Group acts as lender.
9. Deposits
The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2024 are shown in the following table:

	Time deposits	Certificates of deposit	Total

	(in millions of yen)
Domestic offices:
Due in one year or less	21,154,572	2,339,785	23,494,357
Due after one year through two years	1,121,763	121,500	1,243,263
Due after two years through three years	917,388	—	917,388
Due after three years through four years	273,448	—	273,448
Due after four years through five years	316,649	—	316,649
Due after five years	300,193	—	300,193

Total	24,084,013	2,461,285	26,545,298

Foreign offices:
Due in one year or less	24,366,453	8,783,902	33,150,355
Due after one year through two years	34,381	98,670	133,051
Due after two years through three years	14,995	172,673	187,667
Due after three years through four years	211	74,003	74,214
Due after four years through five years	1	—	1
Due after five years	—	—	—

Total	24,416,041	9,129,247	33,545,288

Total	48,500,053	11,590,532	60,090,586

The aggregate estimated amounts of time deposits and certificates of deposit that meet or exceed insurance limit issued by domestic and foreign offices at March 31, 2023 and 2024 are shown in the following table:

	2023	2024

	(in billions of yen)
Domestic offices:
Time deposits	13,977	17,031
Certificates of deposit	6,232	2,461

Total	20,209	19,492

Foreign offices:
Time deposits	22,503	24,416
Certificates of deposit	7,556	9,129

Total	30,059	33,545

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2023 and 2024 was ¥586 billion and ¥516 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Due to trust accounts
MHTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MHFG Group’s proprietary assets and are managed and accounted for separately. However, the cash in individual trust accounts is often placed with MHTB for the customers’ short-term investment needs. These amounts, which MHTB owes to the trust accounts, are recorded as Due to trust accounts.
11. Short-term borrowings and long-term debt
Short-term borrowings
Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, and Other short-term borrowings.
Details of Other short-term borrowings at March 31, 2023 and 2024 are as follows:

	2023	2024

	(in millions of yen)
Short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1)	41,142	89,736
Commercial paper and short-term notes issued by MHFG’s subsidiaries (1) (2)	2,218,111	1,641,988
Borrowings from the Bank of Japan	876,036	1,588,529
Other	262,040	324,659

Total	3,397,329	3,644,912

Notes:
(1)	Short-term notes are issued under the laws of Japan in the form of commercial paper.
(2)
The amounts of commercial paper and short-term notes issued by MHFG’s subsidiaries were ¥1,782,111 million and ¥436,000 million, respectively, at March 31, 2023, and ¥1,165,988 million and ¥476,000 million, respectively, at March 31, 2024.

Long-term debt
Long-term debt with original maturities of more than one year at March 31, 2023 and 2024 is comprised of the following:

	2023	2024

	(in millions of yen)
Obligations under finance leases	6,863	21,185
Loan participation borrowings	245,176	258,201
Senior borrowings and bonds	11,245,475	12,556,710
Subordinated borrowings and bonds	3,395,509	3,441,235

Total	14,893,023	16,277,331

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the interest rates
and
maturities of senior borrowings and bonds,
and
subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2023	2024

	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-6.20	Apr.2024 - Jun.2051	2,819,085	3,313,535
fixed rate denominated in U.S. dollars	0.00-6.00	Apr.2024 - Mar.2048	3,692,271	4,333,084
fixed rate denominated in other currencies	0.00-6.02	Apr.2024 - May.2041	1,948,714	2,361,302
floating rate denominated in Japanese yen	0.00-25.00	Apr.2024 - Sep.2081	569,173	509,799
floating rate denominated in U.S. dollars	0.10-17.20	Apr.2024 - Apr.2068	2,058,714	1,993,666
floating rate denominated in other currencies	0.00-8.00	Apr.2024 - Sep.2041	157,518	45,325

Total			11,245,475	12,556,710

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.39-4.26	Jun.2024 -Perpetual	2,961,504	3,176,285
fixed rate denominated in U.S. dollars	2.56-4.35	Oct.2025 - Sep.2031	434,005	264,950

Total			3,395,509	3,441,235

Total			14,640,984	15,997,945

Notes:
(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2024.
(2)	Maturity information disclosed is the range of maturities at March 31, 2024.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.
The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2024:

(in millions of yen)
Fiscal year ending March 31:
2025	3,499,569
2026	926,755
2027	1,692,064
2028	1,363,547
2029	986,587
2030 and thereafter	7,808,809

Total	16,277,331

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2023 and 2024:

	2023	2024

	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	4,469,286	2,278,334
Other	468,344	571,349
Collateral pledged:
Collateral pledged for derivative transactions	988,881	1,406,369
Margins provided for futures contracts	183,747	264,473
Other	890,350	1,014,478
Prepaid pension cost	768,998	763,254
Right-of-use assets	549,668	522,936
Security deposits	83,343	83,204
Loans held for sale	228,995	103,592
Other (1)	1,069,348	1,272,162

Total	9,700,960	8,280,151

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	1,799,116	1,049,094
Other	527,493	639,106
Guaranteed trust principal (2)	817,448	785,292
Lease liabilities	571,087	548,699
Collateral accepted:
Collateral accepted for derivative transactions	1,008,083	1,382,985
Margins accepted for futures contracts	81,925	25,405
Unearned income	112,077	101,150
Other	1,399,466	1,737,267

Total	6,316,695	6,268,999

Notes:
(1)	The MHFG Group included premises and equipment classified as held for sale in Other.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Preferred stock
The composition of preferred stock at March 31, 2022, 2023 and 2024 is as follows:

	2022		2023		2024
Class of stock	Authorized	Issued	Authorized	Issued	Authorized	Issued

	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—	150,000,000	—
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
There was no change in balance of the preferred stock in the fiscal years ended March 31, 2022, 2023 and 2024.
14. Common stock
The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024

	(shares)
Balance at beginning of fiscal year	2,539,249,894	2,539,249,894	2,539,249,894
Issuance of new shares of common stock due to exercise of stock acquisition rights	—	—	—

Balance at end of fiscal year	2,539,249,894	2,539,249,894	2,539,249,894

15. Dividends
The amount available for dividends under Japan’s Companies Act is based on the amount recorded in MHFG’s non-consolidated
general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end
changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2024, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,768 million, ¥1,196,660 million and ¥2,532,933 million, respectively, under Japanese GAAP.
Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth
of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter
of its capital stock. MHFG’s legal reserve at March 31, 2024 was ¥1,201,010 million, of which ¥1,196,660 million was included in capital surplus and ¥4,350 million in retained earnings.
In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends at March 31, 2024, was ¥2,521,140 million, based on the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.
Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock, if any are outstanding.
16. Accumulated other comprehensive income (loss), net of tax
Changes in each component of AOCI for the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024

	(in millions of yen)
AOCI, balance at beginning of fiscal year	318,114	440,112	649,395

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year	(8,173)	(25,046)	(31,084)
Unrealized holding gains (losses) during year	(35,922)	(7,472)	20,972
Less: reclassification adjustments for losses (gains) included in net income	19,049	1,434	12,173

Change during year	(16,873)	(6,038)	33,145

Balance at end of fiscal year	(25,046)	(31,084)	2,061

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(86,873)	94,104	227,660
Foreign currency translation adjustments during year	181,722	133,556	258,887
Less: reclassification adjustments for losses (gains) included in net income	(745)	—	(18,682)

Change during year	180,977	133,556	240,204

Balance at end of fiscal year	94,104	227,660	467,864

Defined benefit plan adjustments:
Balance at beginning of fiscal year	397,153	355,355	423,677
Unrealized gains (losses) during year	(22,825)	86,326	97,847
Less: reclassification adjustments for losses (gains) included in net income	(18,973)	(18,004)	(21,861)

Change during year	(41,798)	68,322	75,986

Balance at end of fiscal year	355,355	423,677	499,663

Own credit risk adjustments:
Balance at beginning of fiscal year	16,007	15,699	29,142
Unrealized gains (losses) during year	(858)	12,688	(15,403)
Less: reclassification adjustments for losses (gains) included in net income	550	755	1,251

Change during year	(308)	13,443	(14,152)

Balance at end of fiscal year	15,699	29,142	14,990
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	121,998	209,283	335,184

AOCI, balance at end of fiscal year	440,112	649,395	984,578

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2024:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	(17,325)	5,151	(12,173)	—	(12,173)	Investment gains (losses)—net
Foreign currency t ranslation adjustments	18,682	—	18,682	—	18,682	Foreign exchange gains (losses)—net Other noninterest income
Defined benefit plan adjustments	31,617	(9,759)	21,858	3	21,861	Salaries and employee benefits
Own credit risk adjustments	(1,804)	552	(1,251)	—	(1,251)	Other noninterest income (expenses)

Total	31,171	(4,056)	27,115	3	27,118

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows:

	March 2023	March 2024	March 2025	March 2026
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.06%	0.09%	0.09%	0.09%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	1.0%	1.0%	1.0%	1.0%
Minimum Leverage Ratio (3)	3.5%	3.5%	3.7%	3.7%

Notes:
(1)	Figures assume that the countercyclical capital buffer will continue to be 0.09% after March 2024.
(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis in future years.
(3)
The ratios disclosed above include a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a
G-SIB
under the finalized Basel III reforms.

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
operations.
Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2023 and 2024 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2023		2024
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,676	8.06	5,883	8.09
Actual	8,315	11.80	9,259	12.73
Tier 1 capital:
Required (1)	6,733	9.56	6,973	9.59
Actual	9,803	13.91	10,801	14.85
Total risk-based capital:
Required (1)	8,142	11.56	8,428	11.59
Actual	11,306	16.05	12,314	16.93
Leverage Ratio (2) :
Required (3)	7,680	3.50	8,028	3.50
Actual	9,803	4.46	10,801	4.70
MHBK:
Common Equity Tier 1 capital:
Required	2,941	4.50	2,968	4.50
Actual	6,873	10.51	7,431	11.26

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2023		2024
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Tier 1 capital:
Required	3,922	6.00	3,957	6.00
Actual	8,356	12.78	8,973	13.60
Total risk-based capital:
Required	5,229	8.00	5,276	8.00
Actual	9,769	14.94	10,400	15.76
Leverage Ratio (2) :
Required	6,216	3.00	6,382	3.00
Actual	8,356	4.03	8,973	4.21
MHTB:
Common Equity Tier 1 capital:
Required	77	4.50	74	4.50
Actual	444	25.94	476	28.98
Tier 1 capital:
Required	102	6.00	98	6.00
Actual	444	25.94	476	28.98
Total risk-based capital:
Required	137	8.00	131	8.00
Actual	444	25.95	476	28.99
Leverage Ratio (2) :
Required	125	3.00	123	3.00
Actual	444	10.61	476	11.62
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,751	4.50	2,716	4.50
Actual	5,981	9.78	6,273	10.39
Tier 1 capital:
Required	3,668	6.00	3,621	6.00
Actual	7,450	12.18	7,805	12.93
Total risk-based capital:
Required	4,891	8.00	4,828	8.00
Actual	8,853	14.48	9,185	15.21
Leverage Ratio (2) :
Required	5,767	3.00	5,867	3.00
Actual	7,450	3.87	7,805	3.99
MHTB:
Common Equity Tier 1 capital:
Required	76	4.50	70	4.50
Actual	425	25.10	446	28.60
Tier 1 capital:
Required	101	6.00	93	6.00
Actual	425	25.10	446	28.60

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2023		2024
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Total risk-based capital:
Required	135	8.00	124	8.00
Actual	425	25.11	446	28.60
Leverage Ratio (2) :
Required	122	3.00	118	3.00
Actual	425	10.44	446	11.31

Notes:
(1)
The required ratios disclosed above, at March 31, 2023 and 2024, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.06% and 0.09%, respectively, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2023 and 2024 exclude amounts of deposits to the Bank of Japan.
(3)
The required ratios disclosed above, at March 31, 2023 and 2024, include a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a
G-SIB
under the finalized Basel III reforms.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Earnings per common share
The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024

	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG common shareholders	(104,722)	(14,009)	912,473

Effect of dilutive securities	—	—	—

Net income (loss) attributable to common shareholders after assumed conversions	(104,722)	(14,009)	912,473

	2022	2023	2024

	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,537,051	2,536,596	2,536,775

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	—	—	325

Weighted average common shares after assumed conversions	2,537,051	2,536,596	2,537,100

	2022	2023	2024

	(in yen)
Earnings per common share:
Basic net income (loss) per common share	(41.28)	(5.52)	359.70

Diluted net income (loss) per common share (Note)	(41.28)	(5.52)	359.65

Note:
For the fiscal years ended March 31, 2022 and 2023, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects. In addition, for the fiscal years ended March 31, 2022 and 2023, the computation of diluted earnings per common share did not assume exercise of stock options, as the effect of such exercise would be antidilutive due to net loss.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Income taxes
Income tax expense (benefit)
The following table presents the components of Income tax expense (benefit) for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024

	(in millions of yen)
Current:
Domestic	42,401	22,015	36,237
Foreign	71,947	156,969	223,529

Total current tax expense	114,348	178,984	259,765

Deferred:
Domestic	(256,093)	(146,721)	170,106
Foreign	728	2,879	(4,750)

Total deferred tax expense (benefit)	(255,365)	(143,842)	165,355

Total income tax expense (benefit)	(141,017)	35,142	425,120

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2022, 2023 and 2024. The detailed amounts recorded directly in Equity are as follows:

	2022	2023	2024

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(16,489)	(4,276)	8,273
Less: reclassification adjustments	8,504	305	5,151

Total	(7,985)	(3,971)	13,425

Defined benefit plan adjustments:
Unrealized gains (losses)	(9,020)	37,661	42,415
Less: reclassification adjustments	(7,748)	(7,848)	(9,759)

Total	(16,768)	29,813	32,655

Own credit risk adjustments:
Unrealized gains (losses)	1,745	5,630	(6,590)
Less: reclassification adjustments	271	334	552

Total	2,016	5,964	(6,038)

Total tax effect before allocation to noncontrolling interests	(22,737)	31,806	40,043

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Income tax expense (benefit)
The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022		2023	2024
Effective statutory tax rate	30.62%		30.62%	30.62%
Income not subject to tax	4.21		(14.23)	(0.58)
Expenses not deductible for tax purposes	(0.34)		1.63	0.08
Tax rate differentials of subsidiaries	3.31		(12.95)	(0.92)
Change in valuation allowance	(6.68	) (1)	(5.95)	(2.34)
Change in undistributed earnings of subsidiaries	(2.22)		8.32	0.52
Noncontrolling interest income (loss) of consolidated VIEs.	(2.10)		(15.48)	(5.35)
Effect of enacted change in tax rates	0.01		(0.05)	—
Reversal of outside basis differences	50.59	(1)	—	—
Foreign tax credit and payments	(16.59)		55.14	3.80
Income excluded from taxable income of enterprise tax	2.86		(14.96)	(1.04)
Controlled foreign company rules	(1.66)		2.68	0.06
Other	(3.86)		16.04	1.34

Effective income tax rate	58.15%		50.81%	26.19%

Note:
(1)
These amounts for the fiscal year ended March 31, 2022 mainly represent the reversal of an outside basis difference related to the share buyback conducted by MHSC in response to improving the capital position and aligning to the MHFG Group’s capital policy and the related increase in the valuation allowance.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities
The components of net deferred tax assets at March 31, 2023 and 2024 are as follows:

	2023	2024
	(in millions of yen)
Deferred tax assets:
Allowance for credit losses	270,423	265,855
Trading securities	173,793	208,711
Lease liabilities	176,304	168,848
Derivative financial instruments	161,141	148,716
Foreign tax credit and payments (1)	54,416	124,695
Premises and equipment	53,531	46,967
Available-for-sale securities	13,020	—
Net operating loss carryforwards (2)(3)	168,387	149,521
Other	201,141	290,733

	1,272,156	1,404,047
Valuation allowance (1)(2)(3)	(198,800)	(233,991)

Deferred tax assets, net of valuation allowance	1,073,356	1,170,057

Deferred tax liabilities:
Investments	264,147	502,589
Prepaid pension cost and accrued pension liabilities	224,173	222,408
Right-of-use assets	169,353	160,630
Available-for-sale securities	—	404
Other	54,515	120,104

Deferred tax liabilities	712,188	1,006,135

Net deferred tax assets	361,168	163,921

Notes:
(1)
The amount includes ¥37,517 million and ¥99,994 million related to MHBK’s foreign tax credit carryforwards as of March 31, 2023 and 2024, respectively. The amount is fully offset by valuation allowance, and if not utilized, the amount will expire during the fiscal years ending March 31, 2026 and
2027
, respectively.

(2)
The amount includes ¥49,393 million and ¥9,186 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2023 and 2024, respectively. The tax effect of the net operating loss carryforwards is substantially offset by ¥43,488 million and ¥4,205 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

(3)
The amount includes ¥24,978 million and ¥25,128 million related to MHFG’s net operating loss carryforwards resulting mainly from intercompany capital transactions in relation to the share buyback conducted by MHSC as of March 31, 2023 and 2024, respectively. The tax effect of the net operating loss carryforwards is fully offset by ¥24,978 million and ¥25,128 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2024, the accumulated amount of undistributed earnings that will be indefinitely reinvested and the unrecognized deferred tax liabilities related to such subsidiaries are approximately ¥433 billion and ¥44 billion, respectively.
The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2023 and 2024:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2023
Japan (1)	89	(75)	14
The United States	1	—	1
The United Kingdom (2)	77	(77)	—
Others	1	—	1

Total	168	(152)	16

2024
Japan (3)	56	(34)	22
The United States	4	—	4
The United Kingdom (2)	88	(88)	—
Others	1	—	1

Total	150	(123)	26

Notes:
(1)
¥49 billion of the Japan deferred tax assets of ¥89 billion is related to MHSC, which is substantially offset by a valuation allowance, and will expire during the fiscal year ending March 31, 2026. ¥25 billion of the Japan deferred tax assets of ¥89 billion is related to MHFG, which is fully offset by a valuation allowance, and will mostly expire during the fiscal year ending March 31, 2032.

(2)	The United Kingdom net operating loss carryforwards may be carried forward indefinitely for tax purposes.
(3)
¥25 billion of the Japan deferred tax assets of ¥56 billion is related to MHFG, which is fully offset by a valuation allowance, and will mostly expire during the fiscal year ending March 31, 2032. ¥16 billion of the Japan deferred tax assets of ¥56 billion is related to MHBK and will mostly expire during the fiscal year ending March 31, 2034.

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
In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2024, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.
The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2024. A valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2024, MHFG’s securities subsidiary in the United Kingdom recorded cumulative losses on the basis of the recent three years’ pretax results and recognized a full valuation allowance, as there was no positive evidence to overcome the negative evidence. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in valuation allowance
The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024
	(in millions of yen)
Balance at beginning of fiscal year	129,150	163,164	198,800
Changes that directly affected Income tax expense	16,196	(4,118)	(38,055)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	—	—
Others	17,818	39,754	73,246

Total	17,818	39,754	73,246

Balance at end of fiscal year	163,164	198,800	233,991

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
The decrease in the fiscal year ended March 31, 2023 of ¥4,118 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries. The increase in the fiscal year ended March 31, 2023 of ¥39,754 million in others was primarily related to an increase in the valuation allowance that is fully recognized against the MHBK’s foreign tax credit carryforwards.
The decrease in the fiscal year ended March 31, 2024 of ¥38,055 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries. The increase in the fiscal year ended March 31, 2024 of ¥73,246 million in others was primarily related to an increase in the valuation allowance that is fully recognized against the MHBK’s foreign tax credit carryforwards.
Net operating loss carryforwards
At March 31, 2024, the MHFG Group had net operating loss carryforwards totaling ¥423 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards (1) (3)
(in billions of yen)
Fiscal year ending March 31:
2025	—
2026	16
2027	3
2028	—
2029	5
2030 and thereafter (2)	399

Total	423

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)
Net operating loss carryforwards related to Japanese local taxes recorded at MHFG in the fiscal year ended March 31, 2022 in the amount of ¥500 billion (tax effected ¥24 billion) are not included in the table. The net operating loss carryforwards are fully offset by valuation allowance and will mostly expire during the fiscal year ending March 31, 2032.

(2)	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.
(3)
Net operating loss carryforwards related to Japanese local taxes recorded at MHBK in the fiscal year ended March 31, 2024 in the amount of ¥456 billion (tax effected ¥16 billion) are not included in the table. The net operating loss carryforwards will mostly expire during the fiscal year ending March 31, 2034.

Uncertainty in income tax
The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024

	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	4,401	5,245	7,043

Gross amount of increases (decreases) related to positions taken during prior years	(576)	(438)	205
Gross amount of increases related to positions taken during the current year	954	1,748	1,080
Amount of decreases related to settlements	—	—	(1,633)
Foreign exchange translation	466	488	944

Total unrecognized tax benefits at end of fiscal year	5,245	7,043	7,639

The total amount of unrecognized tax benefits including ¥1,812 million, ¥2,286 million and ¥3,014 million of interest and penalties was ¥5,245 million, ¥7,043 million and ¥7,639 million at March 31, 2022, 2023 and 2024, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.
The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2015, 2002 and 2018, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
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
MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2022, 2023 and 2024 were ¥3,981 million, ¥7,395 million and ¥9,004 million, respectively.
Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.
Net periodic benefit cost and funded status
The following table presents the components of net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024

	(in millions of yen)
Service cost-benefits earned during the fiscal year	33,190	30,460	28,936
I nterest costs on projected benefit obligations	5,636	6,917	9,982
Expected return on plan assets	(37,051)	(36,322)	(34,565)
Amortization of prior service cost (benefits)	(4,820)	(4,854)	(4,890)
Amortization of net actuarial loss (gain)	(20,485)	(19,453)	(29,045)
Special termination benefits	10,791	7,269	1,244
Loss (gain) on settlement	—	—	2,210
Other	—	—	3,179

Net periodic benefit cost	(12,739)	(15,983)	(22,948)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
before-tax
for the fiscal years ended March 31, 2023 and 2024 are summarized as follows:

	2023	2024

	(in millions of yen)
Net actuarial gain (loss)	122,331	138,987
Amortization of net actuarial loss (gain)	(19,453)	(29,045)
Settlement loss (gain) of net actuarial loss (gain)	—	2,210
Amortization of prior service cost (benefits)	(4,854)	(4,890)

Total recognized in other comprehensive income (loss) before-tax	98,024	107,262

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2022	2023	2024
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.52%	0.82%	1.00%
Rates of increase in future compensation levels	2.00%	2.00%	2.00%
Interest credit rates	4.39%	4.45%	4.52%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2022	2023	2024
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.38%	0.52%	0.82%
Rates of increase in future compensation levels	1.80%	2.00%	2.00%
Expected rates of return on plan assets	1.54%	1.72%	1.66%
Interest credit rates	4.38%	4.39%	4.45%
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
The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2023 and 2024 for the plans of MHFG and its subsidiaries:

	2023	2024

	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,377,739	1,287,692
Service cost	30,460	28,936
Interest cost	6,917	9,982
Plan participants’ contributions	1,053	1,026
Actuarial loss (gain)	(48,856)	(23,767)
Foreign exchange translation	3,250	6,408
Benefits paid	(55,332)	(54,458)
Lump-sum payments	(27,539)	(17,838)
Settlement	—	(19,974)
Other	—	(1,045)

Benefit obligations at end of fiscal year	1,287,692	1,216,964

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,114,011	2,032,215
Actual return (negative return) on plan assets	92,893	140,967
Foreign exchange translation	3,158	7,204
Partial withdrawal of assets from employee retirement benefits trusts (Note)	(147,181)	(179,437)
Employer contributions	23,613	31,327
Plan participants’ contributions	1,053	1,026
Benefits paid	(55,332)	(54,458)
Settlement	—	(20,549)
Other	—	(1,677)

Fair value of plan assets at end of fiscal year	2,032,215	1,956,619

Funded status	744,523	739,655

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	768,998	763,254
Accrued pension liability	(24,475)	(23,600)

Net amount recognized	744,523	739,655

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2023	2024

	(in millions of yen)
Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	58,173	53,216
Net actuarial gain (loss)	524,571	636,790

Net amount recognized	582,744	690,007

Note:
During the fiscal years ended March 31, 2023 and 2024, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2024. No gains or losses have been recognized as a result of these transactions.

The aggregated accumulated benefit obligations of these plans were ¥1,287,692 million and ¥1,216,964 million, as of March 31, 2023 and 2024, respectively. The defined benefit plans generally employ a multi-variable and non-linear
formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum
severance indemnities.
The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2023 and 2024:

	2023	2024

	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	29,389	27,787
Fair value of plan assets	4,914	4,187
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	29,389	27,787
Fair value of plan assets	4,914	4,187

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.
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
MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2024 is as follows:

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
Fair value of plan assets
The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2023 and 2024, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 26 “Fair value.”

	2023					2024
	Level 1		Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total

	(in billions of yen)
Japanese equity securities:
Common stocks (1)	1,018		—	—	1,018	907		—	—	907
Pooled funds (2)	5		6	—	11	5		8	—	13
Japanese debt securities:
Government bonds	123		—	—	123	85		—	—	85
Pooled funds (2)	—		8	—	8	—		9	—	9
Other	—		21	—	21	—		18	—	18
Foreign equity securities:
Common stocks	94		—	—	94	152		—	—	152
Pooled funds (2)	—		8	—	8	—		10	—	11
Foreign debt securities:
Government bonds	173		14	—	187	148		20	—	168
Pooled funds (2)	—		3	—	3	—		3	—	3
Other	—		15	—	15	—		31	—	31
General account of life insurance companies (3)	—		113	—	113	—		117	—	117
Other	101	(4)	5	—	106	38	(4)	(6)	—	32
Plan assets measured at net asset value (5)					325					410

Total assets at fair value	1,514		193	—	2,032	1,336		210	—	1,957

Notes:
(1)
This class represents equity securities held in the employee retirement benefit trusts of ¥1,018 billion and ¥907 billion carried at fair value at March 31, 2023 and 2024, respectively, which are well-diversified across industries.

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

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2023 and 2024.
Contributions
The total contribution of approximately ¥23 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2025, based on the current funded status and expected asset return assumptions.
Estimated future benefit payments
The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2025	75,229
2026	75,337
2027	74,087
2028	76,580
2029	75,596
2030-2034	324,753
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2023 and 2024. The fair values of derivatives are presented on a gross basis; derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2023	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,991,016	—	8,374	—	8,517
Foreign exchange contracts	257,392	—	4,222	—	4,013
Equity-related contracts	7,149	—	145	—	197
Credit-related contracts	22,748	—	144	—	126
Other contracts	898	—	47	—	43

Total	2,279,203	—	12,932	—	12,896

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2024	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	2,297,499	—	8,668	—	8,712
Foreign exchange contracts	300,337	—	5,612	—	5,582
Equity-related contracts	15,914	—	340	—	394
Credit-related contracts	22,969	—	214	—	180
Other contracts	1,039	—	40	—	50

Total	2,637,757	—	14,874	—	14,918

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥989 billion and ¥1,008 billion at March 31, 2023, and ¥1,406 billion and ¥1,383 billion at March 31, 2024, respectively.
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
The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2022, 2023 and 2024:

	Gains (losses) recorded in income
	2022	2023	2024

	(in millions of yen)
Interest rate contracts	(130,312)	(508,743)	(22,003)
Foreign exchange contracts	145,979	317,459	387,591
Equity-related contracts	728,226	534,615	240,277
Credit-related contracts (Note)	(13,877)	(3,857)	(3,053)
Other contracts	7,762	59,599	(42,005)

Total	737,778	399,073	560,806

Note:
Amounts include the net gains (losses) of ¥(605) million, ¥(653) million and ¥(952) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

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
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2023 and 2024:

	2023		2024
	Notional amount	Fair value	Notional amount	Fair value

	(in billions of yen)
Credit protection written:
Investment grade	4,497	31	6,183	110
Non-investment grade	5,774	62	3,962	37

Total	10,271	93	10,145	147

Credit protection purchased	12,477	(75)	12,824	(114)

Note:
The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be
BBB-,
while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2023 and 2024:

	Maximum payout/Notional amount
	2023	2024

	(in billions of yen)
One year or less	331	1,254
After one year through five years	9,585	8,610
After five years	355	281

Total	10,271	10,145

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
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2023 and 2024:

	2023	2024

	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	814	1,304
Collateral provided to counterparties in the normal course of business	663	1,025
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	151	279
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2023 and 2024 was ¥315 billion and ¥801 billion, respectively, and was included in

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥285 billion and ¥765 billion at March 31, 2023 and 2024, respectively.
The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2023 and 2024. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.
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

2023	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	3,548	1,954	1,413	181
Guarantees on loans	228	149	26	53
Guarantees on securities	82	14	68	—
Other guarantees	3,306	2,339	869	98
Guarantees for the repayment of trust principal	18	—	8	10
Liabilities of trust accounts	554	97	282	175
Derivative financial instruments	83,420	53,774	24,954	4,692

2024	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	3,896	2,390	1,305	201
Guarantees on loans	348	258	54	36
Guarantees on securities	93	42	51	—
Other guarantees	3,543	2,809	614	120
Guarantees for the repayment of trust principal	16	—	7	10
Liabilities of trust accounts	599	165	225	209
Derivative financial instruments	113,108	78,356	29,674	5,077

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2023 and 2024:

	2023	2024

	(in billions of yen)
Investment grade	5,587	6,095
Non-investment grade	1,577	1,784

Total	7,164	7,879

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
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
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2023 and 2024:

	2023	2024

	(in billions of yen)
Commitments to extend credit (Note)	100,973	115,577
Commercial letters of credit	1,336	1,778

Total	102,309	117,355

Note:	Commitments to extend credit include commitments to invest in securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses on
off-balance-sheet
instruments
The amounts of allowance for credit losses on
off-balance-sheet
instruments at March 31, 2023 and 2024 were ¥78 billion and ¥88 billion, respectively, and were included in Other liabilities.
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
The following table presents the consolidated balance sheet information related to operating leases as of March 31, 2023 and 2024:

	2023		2024

	(in millions of yen, except for remaining lease term and discount rate)
Right-of-use assets (Note)	549,668		522,936
Lease liabilities (Note)	571,087		548,699
Weighted average:
Remaining lease term	14.7	years	14.0	years
Discount rate	0.66%		0.97%

Note:	Right-of-use assets and lease liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets.
The following table presents lease cost and supplemental information related to operating leases for the fiscal years ended March 31, 2022, 2023 and 2024:

	2022	2023	2024

	(in millions of yen)
Lease cost (Note)	111,907	101,808	104,314
Right-of-use assets obtained in exchange for new lease liabilities	51,901	65,417	52,831
Operating cash flows	101,223	86,329	83,100

Note:
Lease cost for operating leases are included in Occupancy expenses on the consolidated statements of income. The Group’s variable lease costs and costs for leases with terms of twelve months or less are not significant.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows future lease payments under operating leases as of March 31, 2024:

As of March 31, 2024

(in millions of yen)
Fiscal year ending March 31:
2025	80,982
2026	61,337
2027	49,138
2028	38,925
2029	33,301
2030 and thereafter	314,213

Total lease payments	577,895

Amount representing interest	29,196

Total lease liabilities for operating leases	548,699

23. Variable interest entities and securitizations
Variable interest entities
In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet
assets and
off-balance-sheet
liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the consolidated assets of the MHFG Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2023 and 2024:

	Consolidated VIEs	Significant unconsolidated VIEs
2023	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	3,082	—	—
Asset-backed securitizations	1,514	224	134
Investments in securitization products	387	—	—
Investment funds	2,294	3,397	845
Trust arrangements and other	4,877	—	—

Total	12,154	3,621	979

	Consolidated VIEs	Significant unconsolidated VIEs
2024	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	3,370	—	—
Asset-backed securitizations	1,668	175	96
Investments in securitization products	385	—	—
Investment funds	1,908	6,322	1,113
Trust arrangements and other	5,300	—	—

Total	12,631	6,497	1,209

As of March 31, 2023 and 2024, the noncontrolling interests in consolidated VIEs amounted to ¥719 billion and ¥408 billion, respectively, and are included in the MHFG Group’s equity-classified noncontrolling interests.
The MHFG Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2023 and 2024:

Assets on the MHFG Group’s balance sheets related to unconsolidated VIEs:	2023	2024

	(in billions of yen)
Trading account assets	83	97
Investments	482	726
Loans	154	137

Total	719	960

Liabilities on the MHFG Group’s balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2023	2024

	(in billions of yen)
Trading account liabilities	1	3

Total	1	3

Maximum exposure to loss (Note)	979	1,209

Note:
This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet
exposures and
off-balance-sheet
liabilities such as undrawn commitments.

In the table above the nature of the MHFG Group’s variable interest can take different forms, as described further in the notes below. Additionally, the Group’s exposure to the obligations of VIEs is generally limited to its interest in these entities. In certain instances the Group provides undrawn commitments to the VIEs.
The MHFG Group’s maximum exposure to loss presented in the table above does not include the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. Furthermore, the Group’s maximum exposure to loss presented in the table above is not reduced by the amount of collateral held as part of the transaction with the VIE or any party to the VIE directly against a specific exposure to loss.
Asset-backed commercial paper/loan programs
The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet
and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the Group backed by the financial assets. While customers normally continue to service the transferred receivables, the Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
Asset-backed securitizations
The MHFG Group acts as an arranger of various types of structured finance schemes to meet its clients’ needs for off-balance-sheet
financing. In substantially all of these structured financing transactions, the transfer of the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.
In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.
In these cases, the MHFG Group considers that these variable interests are not significant as the Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part of shares, such variable interests are deemed to be “significant.” In certain VIEs, where the Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
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
non-customer
TOB trusts are purchased by the Group. Both types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. The Group often commits to provide liquidity to customer TOB trusts and the residual holders of customer TOB trusts are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer
TOB trusts, where the Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
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
The MHFG Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the Group considers that these variable interests are not significant except for its specific involvement as noted below.
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the Group itself, as the Group has determined that it has no variable interests. See Note 22 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2023 and 2024.
With respect to
non-guaranteed
trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed
trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the Group.
The MHFG Group established a trust in August 2020, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group. The Group pledges the beneficiary interests as a collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.
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
Funding Vehicles
The MHFG Group established a wholly-owned
off-shore
vehicle which issued subordinated bonds that are fully guaranteed by the Group, to investors unrelated to the Group to fund purchases of subordinated bonds issued by the Group. The entity is considered a VIE because it lacks sufficient equity to finance its activities; however, the Group’s investment in the vehicle’s equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicle was used to purchase subordinated bonds issued by the Group. Because the Group does not have variable interests in the vehicle, the Group does not consolidate the entity. Subordinated bonds issued by the Group, which are included in Long-term debt, were ¥200 billion as at March 31, 2023. The subordinated bonds were fully redeemed in the fiscal year ended March 31, 2024 and there was no outstanding balance as at March 31, 2024.
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
For the fiscal years ended March 31, 2022, 2023 and 2024, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. Therefore, the Group did not have the significant assets obtained as proceeds and the significant liabilities incurred in the transfer. The Group did not recognize significant continuing involvement and retain significant interests in securitization transactions accounted for as sales as of March 31, 2023 and 2024.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Noninterest income
Details of Noninterest income for the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	184,014	190,026	246,865
Deposits-related business (1)	15,358	15,540	15,591
Lending-related business (2) (4)	162,953	193,838	232,626
Remittance business (1)	103,979	104,201	106,762
Asset management business (1)	122,014	109,358	115,504
Trust-related business (1)	141,365	130,576	136,800
Agency business (1)	36,899	36,529	38,329
Guarantee-related business (3)	35,296	41,150	43,791
Fees for other customer services (1)	178,122	163,127	181,558

Total Fee and commission income	980,000	984,345	1,117,826

Foreign exchange gains (losses)—net (3)	91,611	189,526	(19,390)
Trading account gains (losses)—net (2)	(491,947)	(603,910)	390,260
Investment gains (losses)—net:
Debt securities (3)	(14,777)	5,167	(6,446)
Equity securities (3)	(60,563)	135,601	1,010,288
Equity in earnings (losses) of equity method investees—net (3)	34,587	(26,999)	19,791
Gains on disposal of premises and equipment (3)	9,943	4,920	10,128
Other noninterest income (2) (5)	120,936	199,453	221,273

Total	669,790	888,103	2,743,729

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 26 “Fair value” for further details.
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
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥56 billion and ¥85 billion for the fiscal

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year ended March 31, 2022, respectively, ¥55 billion and ¥76 billion for the fiscal year ended March 31, 2023, respectively, and ¥58 billion and ¥79 billion for the fiscal year ended March 31, 2024, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥83 billion, ¥59 billion and ¥93 billion for the fiscal years ended March 31, 2022, 2023 and 2024, respectively, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the fiscal years ended March 31, 2022, 2023 and 2024, approximately ¥15 billion, ¥21 billion and ¥25 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2023 and 2024, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2023 and 2024, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2023 and 2024, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Trading account gains and losses
The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated debt securities reported as Trading securities. Net trading gains (losses) for the fiscal years ended March 31, 2022, 2023 and 2024 are comprised of the following:

	2022	2023	2024
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	(1,230,330)	(1,003,636)	(171,498)
Derivative contracts:
Interest rate contracts	(130,312)	(508,743)	(22,003)
Foreign exchange contracts (1)	145,979	317,459	387,591
Equity-related contracts	728,226	534,615	240,277
Credit-related contracts (2)	(13,272)	(3,204)	(2,101)
Other contracts	7,762	59,599	(42,005)

Total	(491,947)	(603,910)	390,260
Foreign exchange gains (losses)—net (3)	91,611	189,526	(19,390)

Net trading gains (losses)	(400,336)	(414,384)	370,870

Notes:
(1)	Amounts include gains and losses on currency swaps.
(2)
Amounts do not include the net gains (losses) of ¥(605) million, ¥(653) million and ¥(952) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2022, 2023 and 2024, respectively. The net gains (losses) is recorded in Other noninterest income (expenses).

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
Valuation process
The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to assess whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently applied from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in
Available-for-sale
securities
. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2024, there were no significant changes made to the Group’s valuation techniques and related inputs.

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
Hedge funds the Group invests in are primarily multi-strategy funds that employ a fundamental bottom-up
investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up
businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured using the NAV per share practical expedient and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets
Other assets measured at fair value consist of securities received as collateral that may be sold or repledged under securities lending transactions. The securities received as collateral under lending transactions mainly consist of certain foreign government bonds and securitization products which are valued using the valuation techniques described under
Trading securities and trading securities sold, not yet purchased above.
Long-term debt and Other short-term borrowings
Fair value accounting is elected for certain debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in
Derivative financial instruments
above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.
Other liabilities
Other liabilities measured at fair value consist of obligation to return securities received as collateral under securities lending transactions, which are measured at the fair value of the securities received as collateral. The securities consist primarily of certain foreign government bonds and securitization products, whose fair values are measured using the valuation techniques described under
Trading securities and trading securities sold, not yet purchased above.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2023 and 2024, including those for which the MHFG Group has elected the fair value option, are summarized below:

2023	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,187	7	—	1,194
Japanese local government bonds	—	138	—	138
U.S. Treasury bonds and federal agency securities	1,917	1,377	—	3,294
Other foreign government bonds	658	786	—	1,444
Agency mortgage-backed securities	—	5,309	—	5,309
Certificates of deposit and commercial paper	—	516	—	516
Corporate bonds and other (2)	—	2,406	47	2,453
Equity securities	1,859	370	21	2,250
Trading securities measured at net asset value (3)				111
Derivative financial instruments:
Interest rate contracts	218	8,103	53	8,374
Foreign exchange contracts	—	4,200	22	4,222
Equity-related contracts	39	73	33	145
Credit-related contracts	—	143	1	144
Other contracts	15	12	20	47
Available-for-sale securities:
Japanese government bonds	15,771	678	—	16,449
Japanese local government bonds	—	555	—	555
U.S. Treasury bonds and federal agency securities	376	—	—	376
Other foreign government bonds	322	986	—	1,308
Agency mortgage-backed securities	—	522	—	522
Residential mortgage-backed securities	—	34	13	47
Commercial mortgage-backed securities	—	862	—	862
Japanese corporate bonds and other debt securities	—	2,008	101	2,109
Foreign corporate bonds and other debt securities	—	916	90	1,006
Equity securities:
Equity securities with readily determinable fair values	3,052	161	—	3,213
Equity securities measured at net asset value (3)				271
Other investments	—	—	63	63

Total assets measured at fair value on a recurring basis	25,414	30,162	464	56,422

Liabilities:
Trading securities sold, not yet purchased	2,954	3,513	—	6,467
Derivative financial instruments:
Interest rate contracts	244	8,271	2	8,517
Foreign exchange contracts	—	4,005	8	4,013
Equity-related contracts	46	91	60	197
Credit-related contracts	—	124	2	126
Other contracts	10	15	18	43
Long-term debt (4)	—	1,844	836	2,680

Total liabilities measured at fair value on a recurring basis	3,254	17,863	926	22,043

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2024	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,623	5	—	1,628
Japanese local government bonds	—	135	—	135
U.S. Treasury bonds and federal agency securities	3,534	1,468	—	5,002
Other foreign government bonds	676	897	—	1,572
Agency mortgage-backed securities	—	6,717	—	6,717
Certificates of deposit and commercial paper	—	351	—	351
Corporate bonds and other (2)	—	3,208	189	3,397
Equity securities	2,743	209	21	2,973
Trading securities measured at net asset value (3)				109
Derivative financial instruments:
Interest rate contracts	14	8,640	14	8,668
Foreign exchange contracts	—	5,610	2	5,612
Equity-related contracts	79	255	6	340
Credit-related contracts	—	213	1	214
Other contracts	21	9	10	40
Available-for-sale securities:
Japanese government bonds	10,562	412	—	10,974
Japanese local government bonds	—	584	—	584
U.S. Treasury bonds and federal agency securities	147	—	—	147
Other foreign government bonds	922	1,122	—	2,045
Agency mortgage-backed securities	—	477	—	477
Residential mortgage-backed securities	—	24	8	31
Commercial mortgage-backed securities	—	801	4	804
Japanese corporate bonds and other debt securities	—	1,666	167	1,833
Foreign corporate bonds and other debt securities	—	795	23	818
Equity securities:
Equity securities with readily determinable fair values	4,165	296	—	4,461
Equity securities measured at net asset value (3)				334
Other investments	1	—	80	80
Other assets	3	68	—	71

Total assets measured at fair value on a recurring basis	24,489	33,961	525	59,419

Liabilities:
Trading securities sold, not yet purchased	3,445	2,258	—	5,703
Derivative financial instruments:
Interest rate contracts	14	8,697	1	8,712
Foreign exchange contracts	—	5,571	11	5,582
Equity-related contracts	105	213	76	394
Credit-related contracts	—	174	6	180
Other contracts	13	26	10	50
Other short-term borrowings (4)	—	153	—	153
Long-term debt (4)	—	2,450	427	2,876
Other liabilities	3	68	—	71

Total liabilities measured at fair value on a recurring basis	3,580	19,610	531	23,721

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2023 and 2024 were ¥52 billion and ¥41 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2023 and 2024:

2023	April 1, 2022	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2023	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage- backed securities	8	(1	) (2)	—		—	—	—	(6)	—	(1)	—	—
Corporate bonds and other	71	4	(2)	—		13	(15)	104	(46)	—	(84)	47	—
Equity securities	28	—	(2)	—		—	—	2	(6)	—	(3)	21	(1)
Derivative financial instruments, net (1) :
Interest rate contracts.	22	31	(2)	—		—	—	—	—	—	(2)	51	(22)
Foreign exchange contracts	32	(5	) (2)	—		—	—	—	—	—	(13)	14	(6)
Equity-related contracts	(14)	(26	) (2)	—		—	—	—	—	—	13	(27)	(107)
Credit-related contracts	1	(1	) (2)	—		—	—	—	—	—	(1)	(1)	(5)
Other contracts	—	2	(2)	—		—	—	—	—	—	—	2	2
Available-for-sale securities:
Residential mortgage- backed securities	18	—	(3)	—	(4)	—	—	—	—	—	(5)	13	—
Commercial mortgage-backed securities	—	—	(3)	—	(4)	—	—	—	—	—	—	—	—
Japanese corporate bonds and other debt securities	315	—	(3)	3	(4)	—	—	25	—	—	(242)	101	8
Foreign corporate bonds and other debt securities	117	—	(3)	1	(4)	—	(54)	63	—	—	(37)	90	—
Other investments	56	3	(3)	—		—	(1)	36	—	—	(31)	63	1

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(1)	1	—	—	—	—
Long-term debt	794	29	(5)	10	(4)	1	(2)	—	—	323	(241)	836	60

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2024	April 1, 2023	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2024	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage- backed securities	—	—	(2)	—		—	—	—	—	—	—	—	—
Corporate bonds and other	47	12	(2)	—		15	(7)	214	(59)	—	(34)	189	9
Equity securities	21	—	(2)	—		—	—	3	(1)	—	(1)	21	—
Derivative financial instruments, net (1) :
Interest rate contracts.	51	(44	) (2)	—		—	(32)	—	—	—	38	13	8
Foreign exchange contracts	14	(8	) (2)	—		—	—	—	—	—	(15)	(9)	(10)
Equity-related contracts	(27)	(62	) (2)	—		—	(1)	—	—	—	20	(70)	(37)
Credit-related contracts	(1)	(6	) (2)	—		—	—	—	—	—	2	(5)	(3)
Other contracts	2	(1	) (2)	—		—	—	—	—	—	(1)	—	(1)
Available-for-sale securities:
Residential mortgage- backed securities	13	—	(3)	—	(4)	—	—	—	(2)	—	(3)	8	—
Commercial mortgage-backed securities	—	—	(3)	—	(4)	—	—	4	—	—	—	4	—
Japanese corporate bonds and other debt securities	101	—	(3)	9	(4)	—	—	106	—	—	(49)	167	12
Foreign corporate bonds and other debt securities	90	8	(3)	—	(4)	—	(2)	10	—	—	(82)	23	(1)
Other investments	63	1	(3)	—		—	—	47	—	—	(31)	80	—

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	—	—	—	—	—	—
Long-term debt	836	(57	) (5)	(14	) (4)	1	(285)	—	—	276	(472)	427	(11)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and other comprehensive income (loss) during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2023 and 2024. The amounts of unrealized gains (losses) in other comprehensive income (loss) are related to
Available-for-sale
securities and Long-term debt, which were ¥8 billion and ¥11 billion, respectively, at March 31, 2023, and ¥11 billion and ¥(5) billion, respectively, at March 31, 2024.

Transfers between levels
During the fiscal year ended March 31, 2023, the transfers into Level 3 included ¥13 billion of Trading securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities were primarily due to decreased price transparency for certain foreign bonds. Transfers into Level 3 for Long-term debt were primarily due to the decrease in the observability of the default rate when valuing certain structured notes. During the fiscal year

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended March 31, 2023, the transfers out of Level 3 included ¥15 billion of Trading securities, ¥54 billion of
Available-for-sale
securities, ¥2 billion of Long-term debt and ¥1 billion of
Other investments. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of Level 3 for
Available-for-sale
securities were primarily due to increased price transparency for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to the increase in the observability of the default rate when valuing certain structured notes. Transfers out of Level 3 for Other investments were primarily due to increased price transparency for certain investments.
During the fiscal year ended March 31, 2024, the transfers into Level 3 included ¥15 billion of Trading securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities were primarily due to decreased price transparency for certain foreign bonds. Transfers into Level 3 for Long-term debt were primarily due to the
decrease
in the observability of the default rate when valuing certain structured loans. During the fiscal year ended March 31, 2024, the transfers out of Level 3 included ¥7 billion of Trading securities, ¥33 billion of net Derivative assets, ¥2 billion of
Available-for-sale
securities and ¥285
billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of Level 3 for net Derivative assets were primarily due to the decrease in significance of unobservable inputs as a result of quantitative sensitivity analysis for certain interest rate derivatives. Transfers out of Level 3 for
Available-for-sale
securities were primarily due to increased price transparency for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to the decrease in significance of unobservable inputs as a result of quantitative sensitivity analysis for certain structured notes and loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2023 and 2024:

2023

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	13	Discounted cash flow	Prepayment rate	0.2%–17.6%	4.4%
		Price-based	Default rate	0.0%–2.2%	0.2%
			Recovery rate	100.0%–100.0%	100.0%
			Discount margin	30.0bps–167.1bps	47.0bps

Corporate bonds and other debt securities	238	Discounted cash flow	Prepayment rate (1)	21.7%–21.7%	21.7%
		Price-based	Default rate (1)	0.2%–0.2%	0.2%
			Recovery rate (1)	40.5%–40.5%	40.5%
			Discount margin (1)	98.8bps–209.9bps	116.2bps
			Discount margin (2)	3.5bps–171.2bps	20.1bps

Derivative financial instruments, net:
Interest rate contracts	51	Internal valuation model (3)	IR – IR correlation	23.2%–100.00%	75.0%

Foreign exchange contracts	14	Internal valuation model (3)	FX – IR correlation	5.5%–58.2%	39.9%
			FX – FX correlation	39.0%–64.7%	51.9%

Equity-related contracts	(27)	Internal valuation model (3)	Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	0.0%–60.0%	33.7%
			Equity correlation	73.9%–100.0%	96.7%
			Equity volatility	10.3%–95.4%	44.1%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate	0.1%–12.2%	2.1%

Other contracts	2	Internal valuation model (3)	Commodity volatility	20.0%–54.5%	39.8%

Long-term debt	836	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	75.0%
			FX – IR correlation	5.5%–58.2%	39.9%
			FX – FX correlation	39.0%–64.7%	51.9%
			Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	-16.3%–93.3%	0.0%
			Equity correlation	3.2%–100.0%	90.8%
			Equity volatility	5.9%–180.8%	34.1%
			Default rate	0.1%–13.1%	2.3%
			Credit correlation	47.6%–100.0%	68.3%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2024

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	8	Discounted cash flow	Prepayment rate	0.4%–6.2%	3.8%
		Price-based	Recovery rate	100.0%–100.0%	100.0%
			Discount margin	30.0bps–65.0bps	40.1bps

Commercial mortgage-backed securities	4	Discounted cash flow Price-based	Discount margin	158.7bps–291.4bps	234.2bps

Corporate bonds and other debt securities	380	Discounted cash flow	Prepayment rate (1)	3.2%–3.2%	3.2%
		Price-based	Default rate (1)	0.4%–0.4%	0.4%
			Recovery rate (1)	36.9%–36.9%	36.9%
			Discount margin (1)	56.9bps–56.9bps	56.9bps
			Discount margin (2)	38.2bps–187.7bps	63.6bps

Derivative financial instruments, net:
Interest rate contracts	13	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	71.4%

Foreign exchange contracts	(9)	Internal valuation model (3)	FX – IR correlation	13.8%–72.5%	29.9%
			FX – FX correlation	39.0%–64.7%	51.9%

Equity-related contracts	(70)	Internal valuation model (3)	Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	15.0%–60.0%	60.0%
			Equity volatility	9.8%–121.8%	42.1%

Credit-related contracts	(5)	Internal valuation model (3)	Default rate	0.0%–6.4%	1.4%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0.0%–27.7%	23.7%

Long-term debt	427	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	71.4%
			FX – IR correlation	5.5%–72.5%	29.9%
			FX – FX correlation	39.0%–64.7%	51.9%
			Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	-17.8%–93.3%	0.0%
			Equity correlation	32.2%–100.0%	87.3%
			Equity volatility	9.8%–70.7%	25.8%
			Default rate	0.0%–9.5%	1.4%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
(5)	The range of inputs for equity securities is not disclosed, as there is a dispersion of values given the number of positions.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2023 and 2024:

2023	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	97	—	—	97	165
Loans held-for-sale	216	—	16	200	282
Equity securities (without readily determinable fair values)	4	—	4	—	5
Other investments	94	93	—	1	122
Premises and equipment—net	1	—	—	1	2

Total assets measured at fair value on a nonrecurring basis	412	93	20	299	576

2024	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	101	—	—	101	187
Loans held-for-sale	95	—	2	94	150
Equity securities (without readily determinable fair values)	34	—	2	31	39
Other investments	153	—	—	153	199
Premises and equipment—net	—	—	—	—	6
Intangible assets	—	—	—	—	1

Total assets measured at fair value on a nonrecurring basis	383	—	4	379	581

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above are classified as nonaccrual and are measured based upon the observable market price of the loan, which are classified as Level 2, or the fair value of the underlying collateral, which are classified as Level 3.
Loans
held-for-sale
in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy. Loans held-for-sale
classified as Level 3 were measured at fair value based on market comparables. The significant unobservable inputs were price, whose ranges were from ¥0.0 to ¥99.6 and from ¥49.0 to ¥81.8 at March 31, 2023 and 2024, respectively. The weighted averages were ¥77.6 and ¥63.1 at March 31, 2023 and 2024, respectively.
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
Premises and equipment—net and Intangible assets in the table above have been impaired and written down to fair value. There were no intangible assets measured at fair value on a nonrecurring basis as of March 31, 2023.
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
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Other short-term borrowings and Long-term debt. The interest on these notes continues to be reported in Interest expense on other short-term borrowings and long-term debt based on the contractual rates. Only an immaterial amount included in Other short-term borrowings and Long-term debt in the statement of financial position is not eligible for fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥161 billion and ¥62 billion at March 31, 2023 and 2024, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥38 billion, ¥54 billion and ¥(48) billion for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
Fair value of financial instruments
ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥208 billion and ¥358 billion at March 31, 2023 and 2024, respectively, were not included in the disclosure.
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
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2023 and 2024.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2023 and 2024, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	2023
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	83,226	83,226	66,498	16,728	—
Investments	2,050	1,915	800	1,115	—
Loans, net of allowance (Note)	93,291	94,605	—	—	94,605
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	64,618	64,618	—	64,618	—
Interest-bearing deposits	128,756	128,718	—	128,718	—
Due to trust accounts	749	749	—	749	—
Other short-term borrowings	3,397	3,397	—	3,397	—
Long-term debt	12,246	11,719	—	10,315	1,404

	2024
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	98,392	98,392	72,026	26,366	—
Investments	4,048	3,863	512	3,351	—
Loans, net of allowance (Note)	97,519	98,868	—	—	98,868
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	78,030	78,030	—	78,030	—
Interest-bearing deposits	135,447	135,397	—	135,397	—
Due to trust accounts	246	246	—	246	—
Other short-term borrowings	3,492	3,492	—	3,492	—
Long-term debt	13,380	13,031	—	11,681	1,350

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2023 and 2024. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Amounts not offset on the balance sheet (3)		Net amounts
					Financial instruments (4)	Cash collateral

	(in billions of yen)
2023
Assets (1) :
Derivatives	12,932	—	12,932	(5)	(10,476)	(821)	1,635
Receivables under resale agreements	11,695	—	11,695	(6)	(10,565)	—	1,130
Receivables under securities borrowing transactions	1,892	—	1,892	(7)	(1,866)	—	26

Total	26,519	—	26,519		(22,907)	(821)	2,791

Liabilities (1) :
Derivatives	12,896	—	12,896	(5)	(10,141)	(843)	1,912
Payables under repurchase agreements	25,737	—	25,737	(6)	(25,113)	—	624
Payables under securities lending transactions	886	—	886	(7)	(755)	—	131

Total	39,519	—	39,519		(36,009)	(843)	2,667

2024
Assets (1) :
Derivatives	14,874	—	14,874	(5)	(11,525)	(1,065)	2,284
Receivables under resale agreements	20,535	—	20,535	(6)	(19,431)	—	1,103
Receivables under securities borrowing transactions	2,352	—	2,352	(7)	(2,261)	—	91

Total	37,761	—	37,761		(33,217)	(1,065)	3,478

Liabilities (1) :
Derivatives	14,918	—	14,918	(5)	(10,941)	(1,137)	2,840
Payables under repurchase agreements	38,105	—	38,105	(6)	(36,842)	—	1,262
Payables under securities lending transactions	1,350	—	1,350	(7)	(1,298)	—	52
Other liabilities (8)	71	—	71		(60)	—	11

Total	54,444	—	54,444		(49,142)	(1,137)	4,166

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
(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥12,574 billion and ¥12,432 billion, respectively, at March 31, 2023, and ¥13,930 billion and ¥13,933 billion, respectively, at March 31, 2024.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥10,587 billion and ¥25,147 billion, respectively, at March 31, 2023, and ¥19,470 billion and ¥37,042 billion, respectively, at March 31, 2024.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥1,892 billion and ¥758 billion, respectively, at March 31, 2023, and ¥2,352 billion and ¥1,303 billion, respectively, at March 31, 2024.

(8)
Amounts relate to transactions where the Group acts as lender in a securities lending agreement and receives securities that can be sold or pledged as collateral. In these transactions, the Group recognizes the securities received at fair value within Other assets and the obligation to return those securities as a liability within Other liabilities.

28. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2023 and 2024:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total

	(in billions of yen)
2023
Repurchase agreements	2,285	16,508	5,471	1,473	25,737
Securities lending transactions	685	73	—	128	886

Total	2,970	16,581	5,471	1,601	26,623

2024
Repurchase agreements	18,661	11,040	5,415	2,989	38,105
Securities lending transactions	1,288	19	—	44	1,350

Total	19,949	11,058	5,415	3,033	39,455

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2023 and 2024:

	Repurchase agreements	Securities lending transactions

	(in billions of yen)
2023
Japanese government bonds and Japanese local government bonds	6,114	102
Foreign government bonds and foreign agency mortgage-backed securities	17,475	73
Commercial paper and corporate bonds	430	—
Equity securities	1,491	711
Other	227	—

Total	25,737	886

2024
Japanese government bonds and Japanese local government bonds	6,167	102
Foreign government bonds and foreign agency mortgage-backed securities	28,757	19
Commercial paper and corporate bonds	913	—
Equity securities	1,609	1,229
Other	658	—

Total (Note)	38,105	1,350

Note:
The above table does not include securities-for-securities lending transactions of ¥71 billion at March 31, 2024, where the MHFG Group acts as lender and receives securities that can be sold or pledged as collateral. In these transactions, the Group recognizes the securities received at fair value within Other assets and the obligation to return those securities as a liability within Other liabilities.

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
29. Related party transactions
The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2023 and 2024, the aggregate loans to the Group’s equity method investees amounted to ¥732 billion and ¥914 billion, respectively, and outstanding loans to MHFG Group’s directors, executive officers, and other related parties were not considered significant. There were no loans to related parties that were considered nonaccrual. During the fiscal years ended March 31, 2023 and 2024, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. See Note 20 “Pension and other employee benefit plans” for further details. In addition, the other transactions with the related parties excluding loan transactions and partial withdrawal of assets from employee retirement benefit trusts, are considered immaterial.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized Financial Information of the MHFG Group’s Equity Method Investees
Summarized financial information of the MHFG Group’s equity method investees as of March 31, 2023 and 2024, and for each of the three years ended March 31, 2024, is as follows:

	2023	2024

	(in billions of yen)
Loans	6,037	6,924
Total assets	29,367	28,447
Deposits	6,216	2,684
Total liabilities	26,506	24,829
Total equity	2,861	3,618
Noncontrolling interests	16	29

	2022	2023	2024

	(in billions of yen)
Total interest and dividend income	625	750	958
Total interest expense	182	239	384
Provision (credit) for credit losses	104	96	83
Net interest income after provision (credit) for credit losses	339	415	490
Income before income tax expense	332	261	394
Net income	246	194	298
30. Business segment information
The MHFG Group consists of the following five
in-house
companies which are categorized based on a customer segment: the Retail & Business Banking Company (“RBC”); the Corporate & Investment Banking Company (“CIBC”); the Global Corporate & Investment Banking Company (“GCIBC”); the Global Markets Company (“GMC”); and the Asset Management Company (“AMC”). These customer segments are regarded as operating segments and constitute reportable segments.
The services that each
in-house
company provides are as follows.
RBC
This company provides financial services for individual customers, small and medium-sized
enterprises and middle market firms in Japan.
CIBC
This company provides financial services for large corporations, financial institutions and public corporations in Japan.
GCIBC
This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese
corporate customers.
GMC
This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AMC
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
As background, effective as of April 1, 2023, MHFG partially restructured its in-house
company system. CIBC was newly established through the integration of a former in-house company named the Corporate & Institutional Company and the investment banking functions of a former unit named the Global Products Unit. With the new establishment of CIBC above, a former in-house company named the Global Corporate Company changed its name to GCIBC. Following such partial restructuring of its in-house
company system and the associated changes in allocation method for transactions between each segment and “Others” (as such term is used in the tables, including the notes thereto) made in April 2023, the figures for the fiscal years ended March 31, 2022 and 2023 have been reclassified as shown in the following subsection to reflect such partial restructuring and associated changes.

	MHFG (Consolidated)
2022 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	717.5	499.8	553.0	383.8	59.4	40.5	2,254.3
General and administrative expenses (3)	617.8	205.9	286.4	230.7	33.4	40.5	1,414.9
Equity in earnings (losses) of equity method investees—net	5.8	3.7	14.3	—	1.5	—	25.4
Amortization of goodwill and others	2.1	—	0.3	0.8	7.2	0.9	11.6

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	103.4	297.4	280.5	152.3	20.3	(1.0)	853.1

Fixed assets (5)	486.9	161.7	165.8	87.9	—	794.7	1,697.2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)
2023 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	706.5	508.7	627.1	314.2	54.7	68.7	2,280.2
General and administrative expenses (3)	605.7	202.0	309.2	253.4	35.0	67.9	1,473.5
Equity in earnings (losses) of equity method investees—net	(18.3)	6.3	20.3	—	—	3.5	11.8
Amortization of goodwill and others	2.0	—	0.7	0.7	6.8	0.9	11.4

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	80.3	312.9	337.5	59.9	12.8	3.5	807.1

Fixed assets (5)	483.3	152.8	177.7	87.3	—	777.3	1,678.5

	MHFG (Consolidated)
2024 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	749.2	556.3	670.2	432.4	57.2	206.8	2,672.2
General and administrative expenses (3)	651.1	217.7	352.4	307.4	36.1	117.0	1,681.9
Equity in earnings (losses) of equity method investees—net	6.9	7.6	22.0	—	(11.8)	1.4	26.2
Amortization of goodwill and others	—	—	2.3	—	6.4	1.8	10.7

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	105.0	346.1	337.4	125.0	2.7	89.4	1,005.8

Fixed assets (5)	533.8	157.1	197.9	90.3	—	885.4	1,864.6

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the fiscal years ended March 31, 2022, 2023 and 2024, net gains (losses) related to ETFs and others amounted to ¥1.9 billion, ¥1.8 billion and ¥(31.0) billion, respectively, of which ¥2.2 billion, ¥(0.2) billion and ¥(37.0) billion are included in “Global Markets Company,” respectively.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the fiscal years ended March 31, 2022, 2023 and 2024 presented above to income (loss) before income tax expense (benefit) shown on the consolidated statements of income and a reconciliation of “Fixed assets” at March 31, 2023 and 2024 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	2022	2023	2024

	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	853.1	807.1	1,005.8

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	33.7	39.7	28.6
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(255.9)	(96.7)	(114.0)
Gains on reversal of reserves for possible losses on loans, and others	20.8	7.4	7.6
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	(45.8)	84.6	54.7
Net extraordinary gains (losses)	44.0	(10.6)	40.9
Others	(46.1)	(52.5)	(68.8)

Income before income tax expense under Japanese GAAP	603.9	779.0	955.0
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(124.0)	(373.2)	50.5
Investments	(600.1)	(210.5)	571.7
Loans	(18.3)	(30.3)	(8.8)
Allowances for credit losses	51.5	(9.8)	25.3
Premises and equipment	(68.5)	(29.3)	(55.1)
Land revaluation	6.4	5.6	4.9
Business combinations	6.9	8.9	10.8
Pension liabilities	(94.4)	(71.6)	(60.4)
Consolidation of variable interest entities	42.3	0.8	211.2
Foreign currency translation	(51.0)	(5.2)	(83.2)
Others	2.8	4.8	0.9

Income (loss) before income tax expense (benefit) under U.S. GAAP	(242.5)	69.2	1,623.1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2022	2023	2024

	(in billions of yen)
Fixed assets	1,697.2	1,678.5	1,864.6

U.S. GAAP adjustments (Note)	717.6	662.6	582.2

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,414.9	2,341.2	2,446.9

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total

	(in billions of yen)
Fiscal year ended March 31, 2022:
Total revenue (1)	991.1	562.9	41.7	184.8	333.2	2,113.7
Total expenses (2)	1,713.8	265.0	19.0	189.2	169.2	2,356.2

Income (loss) before income tax expense (benefit)	(722.7)	297.9	22.7	(4.4)	164.0	(242.5)

Net income (loss)	(509.0)	275.2	18.3	(16.3)	130.3	(101.5)

Total assets at end of fiscal year	155,111.2	36,765.7	3,667.9	15,795.9	20,210.0	231,550.7

Fiscal year ended March 31, 2023:
Total revenue (1)	1,104.7	1,841.5	93.1	445.9	791.7	4,276.9
Total expenses (2)	1,784.1	1,455.4	84.7	413.0	470.5	4,207.7

Income (loss) before income tax expense (benefit)	(679.4)	386.1	8.4	32.9	321.2	69.2

Net income (loss)	(554.7)	297.2	1.8	19.9	269.8	34.0

Total assets at end of fiscal year	161,348.7	45,516.4	3,579.6	16,634.7	21,701.3	248,780.7

Fiscal year ended March 31, 2024:
Total revenue (1)	2,827.1	3,584.4	198.5	803.7	1,097.1	8,510.7
Total expenses (2)	2,171.8	2,978.7	191.6	817.1	728.4	6,887.6

Income (loss) before income tax expense	655.3	605.6	6.8	(13.3)	368.6	1,623.1

Net income (loss)	449.0	491.1	(1.6)	(50.0)	309.5	1,198.0

Total assets at end of fiscal year	170,063.8	57,036.0	4,483.0	19,142.1	21,448.2	272,173.2

Notes:
(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for credit losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Mizuho Financial Group, Inc., parent company
The following tables present the parent company only financial information of MHFG:
Condensed balance sheets

	2023	2024

	(in millions of yen)
Assets:
Cash and due from banking subsidiaries	47,425	23,394
Interest-bearing deposits in banking subsidiaries	450	431
Investments in subsidiaries and affiliated companies:
Banking subsidiaries	7,996,767	8,542,884
Non-banking subsidiaries and affiliated companies	1,075,322	1,305,643
Long-term loans receivable from subsidiaries:
A banking subsidiary	8,768,725	9,567,224
A non-banking subsidiary	444,000	444,000
Other assets	545,744	629,277

Total	18,878,433	20,512,853

Liabilities and shareholders’ equity:
Short-term borrowings from a banking subsidiary	810,000	631,000
Long-term debt	8,741,729	9,546,009
Other liabilities	411,213	406,773
Shareholders’ equity	8,915,491	9,929,071

Total	18,878,433	20,512,853

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of income

	2022	2023	2024

	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	197,717	209,257	547,487
Non-banking subsidiaries and affiliated companies	82,105	62,698	11,826
Management fees from subsidiaries	40,462	43,900	51,770
Interest income on loans and discounts	133,215	177,137	232,272
Gains on sales of investments in subsidiaries	53,005	—	—
Other income	11,319	37,319	4,444

Total	517,823	530,311	847,800

Expenses:
Operating expenses	43,192	52,887	60,037
Interest expense	130,453	175,723	230,780
Losses on sales of investments in a subsidiary	26,606	—	—
Other expense	5,946	2,768	11,286

Total	206,197	231,378	302,103

Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	(505,891)	(307,879)	365,266

Income (loss) before income tax expense (benefit)	(194,265)	(8,946)	910,964
Income tax expense (benefit)	(89,543)	5,063	(1,509)

Net income (loss)	(104,722)	(14,009)	912,473

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2022	2023	2024

	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	(104,722)	(14,009)	912,473
Adjustments and other	351,484	394,191	(421,191)

Net cash provided by operating activities	246,762	380,182	491,282

Cash flows from investing activities:
Net change in loans	(72,313)	(511,934)	(130,719)
Purchases of investments in subsidiaries	—	(179,210)	(91,200)
Proceeds from sales of investments in subsidiaries	452,500	721	—
Net change in other investing activities	208	(5,673)	(9,983)

Net cash provided by (used in) investing activities	380,395	(696,095)	(231,902)

Cash flows from financing activities:
Net change in short-term borrowings	(95,000)	55,000	(179,000)
Proceeds from issuance of long-term debt	930,033	1,497,032	1,363,655
Repayment of long-term debt	(1,256,720)	(1,030,099)	(1,232,936)
Purchases of treasury stock	(1,927)	(1,575)	(2,478)
Dividends paid	(196,783)	(209,457)	(234,787)
Net change in other financing activities	44	1,117	2,116

Net cash provided by (used in) financing activities	(620,353)	312,018	(283,431)

Net increase (decrease) in cash and cash equivalents	6,804	(3,895)	(24,050)
Cash and cash equivalents at beginning of fiscal year	44,966	51,770	47,875

Cash and cash equivalents at end of fiscal year	51,770	47,875	23,825

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., March 2, 2023 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated September 1, 2022 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder***

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)

11.2	Procedures for Controlling Insider Trading of Mizuho Financial Group, Inc., as amended on June 20, 2023 (English Translation)

11.3	Regulations Pertaining to the Financial Transactions of Executives of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

97	Recovery Policy for Executive Compensation

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2024, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on June 28, 2023.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021.
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
June 26, 2024